Form 20-F
period 2010-12-31
China Lodging Group, Ltd
filed 2011-04-07
CIK 1483994

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-34656

China Lodging Group, Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
CAYMAN ISLANDS
(Jurisdiction of incorporation or organization)

No. 2266 Hongqiao Road
Changning District
Shanghai 200336
People’s Republic of China
(86) 21 6195-9595
(Address of principal executive offices)

Min (Jenny) Zhang
Chief Financial Officer
Telephone: +86-21-6195-9596
E-mail: zhangmin@htinns.com
Facsimile: +86-21-6195-9597
No. 2266 Hongqiao Road
Changning District
Shanghai 200336
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares, par value $0.0001 per ordinary share	The NASDAQ Global Market*

*	Not for trading, but only in connection with the listing on the NASDAQ Global Market of American Depositary Shares representing such Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 241,151,755 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☑     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

i

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our anticipated growth strategies, including developing new hotels at desirable locations in a timely and cost-effective manner;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract customers and leverage our brand; and

•	trends and competition in the lodging industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB6.6000, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2010. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 1, 2011, the exchange rate was US$1.00 to RMB6.5477. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, in this annual report,

•	“ADRs” are to the American depositary receipts that may evidence our ADSs;

•	“ADSs” are to our American depositary shares, each representing four ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;

•	“Ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“Series A preferred shares” are to our Series A convertible preferred shares, par value US$0.0001 per share, all of which were converted into an equal number of ordinary shares in March 2010 upon the completion of our initial public offering;

•	“Series B preferred shares” are to our Series B convertible redeemable preferred shares, par value US$0.0001 per share, all of which were converted into an equal number of ordinary shares in March 2010 upon the completion of our initial public offering;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our company,” “our,” and “HanTing” are to China Lodging Group, Limited, a Cayman Islands company, and its predecessor entities and subsidiaries.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.  Selected Financial Data

The selected consolidated statement of operations data and selected consolidated cash flow data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data and selected consolidated cash flow data for the years ended December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. Our statement of operations and balance sheet data as of and for the year ended December 31, 2006 are unaudited. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except per share and per ADS data)

Consolidated Statements of Operations Data:
Net revenues	54,031	235,306	764,249	1,260,191	1,738,493	263,408

Operating costs and expenses(1)	(94,069)	(372,616)	(917,901)	(1,183,777)	(1,482,187)	(224,573)
Income (loss) from operations	(40,038)	(137,310)	(153,652)	76,414	256,306	38,835

Income (loss) before income taxes	(36,623)	(131,001)	(156,463)	69,438	279,056	42,282

Net income (loss)	(29,954)	(113,739)	(132,583)	51,448	221,794	33,606

Less: net income (loss) attributable to noncontrolling interest	(425)	(2,116)	3,579	8,903	6,043	916

Net income (loss) attributable to China Lodging Group, Limited	(29,529)	(111,623)	(136,162)	42,545	215,751	32,690

Net earnings (loss) per share:
Basic		(2.85)	(2.52)	0.24	1.05	0.16
Diluted		(2.85)	(2.52)	0.23	0.92	0.14
Net earnings (loss) per ADS(2):
Basic		(11.41)	(10.07)	0.95	4.19	0.63
Diluted		(11.41)	(10.07)	0.93	3.68	0.56
Weighted average number of shares used in computation:
Basic		45,248	54,071	57,562	198,517	198,517
Diluted		45,248	54,071	183,632	234,481	234,481

Note: (1) Include share-based compensation expenses as follows:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Share-based compensation expenses	—	14,785	4,815	7,955	13,113	1,987

(2)	Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2006, 2007, 2008, 2009 and 2010:

	As of December 31,
	2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	33,272	173,636	183,246	270,587	1,060,067	160,616
Restricted cash	27,330	23,650	5,597	500	1,275	193
Property and equipment, net	159,216	465,186	957,407	1,028,267	1,422,432	215,520
Total assets	280,593	836,045	1,432,940	1,581,131	3,044,080	461,224
Long-term debt	—	—	27,500	80,000	—	—
Deferred rent	6,028	46,084	138,207	174,775	237,427	35,974
Total liabilities	175,382	293,062	665,378	678,875	918,770	139,208
Mezzanine equity	—	437,829	796,803	796,803	—	—
Total equity (deficit)	105,211	105,154	(29,241)	105,453	2,125,310	322,016

The following table presents a summary of our consolidated statements of cash flow for the years ended December 31, 2007, 2008, 2009 and 2010:

	Year Ended December 31,
	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	(68,254)	(13,738)	296,340	469,126	71,080
Net cash used in investing activities	(284,014)	(451,589)	(256,027)	(515,310)	(78,077)
Net cash provided by financing activities	499,307	482,479	47,064	845,836	128,157

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our functional and reporting currency. Substantially all of the revenues and expenses of our consolidated operating subsidiaries, however, are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, conversions of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate on December 31, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 1, 2011, the daily exchange rate reported by the Federal Reserve Board was RMB6.5477 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8172	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
October	6.6707	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 1, 2011)	6.5477	6.5477	6.5477	6.5477

(1)	Averages for a period are calculated by using the average of the exchange rates at the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

3.B.  Capitalization and Indebtedness

Not applicable.

3.C.  Reason for the Offer and Use of Proceeds

Not applicable.

3.D.  Risk Factors

Risks Related to Our Business

Our operating results are subject to conditions affecting the lodging industry in general and our return-driven development model is subject to certain risks.

Our operating results are subject to conditions typically affecting the lodging industry, which include:

•	changes and volatility in general economic conditions;

•	competition from other hotels;

•	natural disasters or travelers’ fears of exposure to contagious diseases and social unrest;

•	seasonality of our business;

•	changes in travel patterns or in the desirability of particular locations;

•	increases in operating costs and expenses due to inflation and other factors;

•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;

•	the quality and performance of managers and other employees of our hotels;

•	the availability and cost of capital to allow us and our franchisees to fund construction and renovation of, and make other investments in, our hotels; and

•	the possibility that leased properties may be subject to challenges as to their compliance with the relevant government regulations.

Changes in any of the conditions typically affecting the lodging industry in general and the materialization of any risks applicable to our return-driven development model could adversely affect our occupancy rates, average daily rates and revenues generated per available room, or RevPAR, or otherwise adversely affect our results of operations and financial condition.

Our business is sensitive to global or regional economic crises. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our revenues and results of operations.

The recent global financial crisis and economic recession have been unprecedented and challenging. Uncertainty in credit availability, rising unemployment and sluggish corporate operating and earning performance in most major economies have continued in 2010. Capital market volatility remains at high levels, as a result of investors’ continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the housing and mortgage markets. The weak economic outlook has negatively affected business and consumer confidence and contributed to slowdowns in most industries around the world.

A limited number of our hotels are located in cities where the local economy heavily depends upon international trade, such as Wuxi, Suzhou, and Ningbo. In 2009, the operation and financial performance of our hotels in these cities were adversely affected as a result of the negative impact of the global financial crisis on the economic conditions of these cities. Although there have been signs of recovery, there are still uncertainties regarding economic conditions and the demand for economy hotels in China. Such uncertainties may adversely impact our results of operations.

The lodging industry in China is highly competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed.

The lodging industry in China is highly competitive. We compete primarily with other economy hotel chains as well as various local lodging facilities where the competition is mainly based on location, room rates, brand recognition, the quality of the accommodations and service levels. We also compete with two and three star hotels, as we offer rooms with amenities comparable to many of those hotels while maintaining competitive pricing. In addition, we may face competition from new entrants in the economy hotel segment in China. Furthermore, we compete with all other hotels for guests in each market in which we operate, as our typical business customers and leisure travelers may change their travel, spending and consumption patterns and choose hotels in different segments. New and existing competitors may offer more competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels, resulting in a decrease in occupancy and average daily rates for our hotels. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels.

Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or other epidemics. In April 2009, reports surfaced regarding occurrences of swine influenza and fears of a global pandemic. Cases of swine influenza were later confirmed in numerous countries, including China and other parts of Asia. In 2005 and 2006, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. In early 2003, several economies in Asia, including China, were affected by the outbreak of SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Any prolonged recurrence of such contagious disease or other adverse public health developments in China may have a material and adverse effect on our business operations. For example, if any of our employees or customers is suspected of having contracted any contagious disease while he or she has worked or stayed in our hotels, we may under certain circumstances be required to quarantine our employees that are affected and the affected areas of our premises. Losses caused by epidemics, natural disasters and other catastrophes, including earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenues from the hotel. In that event, we might nevertheless remain obligated for any financial commitments related to the hotel.

Similarly, war (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected and our reputation may be harmed.

Seasonality of our business and special events may cause fluctuations in our revenues, cause our ADS price to decline, and adversely affect our profitability

The lodging industry is subject to fluctuations in revenues due to seasonality and special events. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year. Special events that attract large numbers of people to travel may also cause fluctuations in our operating results. For example, Expo 2010 Shanghai China, or the Shanghai Expo, drove strong demand and led to increased occupancy rate and average daily rate for our hotels in Shanghai from May 1 to October 31, 2010 and contributed to our revenue increase from 2009 to 2010. However, after the Shanghai Expo’s closing the demand for our hotels in Shanghai decreased. Therefore, you should not rely on our operating results for prior periods as an indication of our results in any future period. As our revenues may vary from quarter to quarter, our business is difficult to predict and our quarterly results could fall below investor expectations, which could cause our ADS price to decline. Furthermore, although it typically takes our new hotels three to six months to ramp up, the ramp-up process of some of our hotels can be delayed due to seasonality, which may negatively affect our revenues and profitability.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

Our operation commenced, through Powerhill Holdings Limited, with mid-scale limited service hotels and commercial property development and management in 2005, and we began migrating to our current business of operating and managing a multiple-product economy hotel chain in 2007. See “Item 4. Information on the Company — A. History and Development of the Company.” Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include:

•	the uncertainties associated with our ability to continue our growth while trying to achieve and maintain our profitability;

•	preserving our competitive position in the economy hotel segment of the lodging industry in China;

•	offering innovative products to attract recurring and new customers;

•	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences and needs;

•	increasing awareness of our brand and products and continuing to develop customer loyalty; and

•	attracting, training, retaining and motivating qualified personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

We have incurred losses in the past and may incur losses in the future.

We incurred net losses attributable to our company of RMB111.6 million and RMB136.2 million in 2007 and 2008, respectively. Although we had net income attributable to our company of RMB42.5 million and RMB215.8 in 2009 and 2010, respectively, we had an accumulated deficit of RMB29.7 million as of December 31, 2010. As we expect our costs to increase as we continue to expand our business and operations, we may incur losses in the future. We cannot assure you that we will achieve or sustain profitability in the future.

Our newly opened leased-and-operated hotels typically incur significant pre-opening expenses at their development stage and generate relatively low revenues at their ramp-up stage, which may have a significant negative impact on our financial performance.

We utilize a lease-and-operate model, under which the operation of each hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased-and-operated hotels generally incur pre-opening expenses ranging from approximately RMB1.0 to RMB2.0 million per hotel. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, these newly opened leased-and-operated hotels may not achieve profitability during the ramp-up stage. As we continue to expand our leased-and-operated hotel portfolio, the significant pre-opening expenses incurred during the development stage and the relatively low revenues during the ramp-up stage of our newly opened leased-and-operated hotels may have a significant negative impact on our financial performance.

Our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

A significant portion of our operating costs, including rent and employee base salaries, is fixed. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately. For example, the New Year and Spring Festival holiday periods generally account for a lower portion of our annual revenues than other periods, but our expenses do not vary as significantly with changes in occupancy and revenues as we need to continue to pay rent and salary, make regular repairs, maintenance and renovations and invest in other capital improvements throughout the year to maintain the attractiveness of our hotels. Furthermore, our property development and renovation costs may increase as a result of an increase in the cost of materials. However, we cannot guarantee that we can pass increased costs to customers through room rate increases. Therefore, our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

We may not be able to manage our planned growth, which could adversely affect our operating results.

Our hotel chain has been growing rapidly since we began migrating to our current business of operating and managing a multiple-product economy hotel chain in 2007. We increased the number of our hotels in operation in China from 26 hotels as of January 1, 2007 to 438 hotels as of December 31, 2010, and we intend to continue to develop and operate additional hotels in different geographic locations in China. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our products and the quality of our services to ensure that our business does not suffer as a result of any deviations, whether actual or perceived. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operations.

Expansion into new markets may present operating and marketing challenges that are different from those we currently encounter in our existing markets. In addition, our expansion within existing markets may cannibalize our existing hotels in those markets and, as a result, negatively affect our overall results of operations. Furthermore, in cities where the markets reach saturation, we may be unable to identify or lease additional properties in those cities or in commercially desirable locations within those cities. When the number of economy hotels reaches saturation in any particular city, we may be forced to lower our room rates to attract customers and remain competitive in those markets, which could hamper our ability to increase RevPAR or generate higher levels of revenues over time. Our inability to anticipate the changing demands that expanding operations will impose on our management and information and operational systems, or our failure to quickly adapt our systems and procedures to the new markets, could result in losses of revenues and increases in expenses or otherwise harm our results of operations and financial condition.

We may not be able to successfully identify, secure and develop in a timely fashion additional hotel properties.

We plan to open more hotels to further grow our business. Under our lease-and-operate model, we may not be successful in identifying and leasing additional hotel properties at desirable locations and on commercially reasonable terms or at all. We may also incur costs in connection with evaluating hotel properties and negotiating with property owners, including properties that we are subsequently unable to lease. In addition, we may not be able to develop additional hotel properties on a timely basis due to construction delays. If we fail to successfully identify, secure or develop in a timely fashion additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

We may not be able to successfully compete for franchise-and-management agreements and, as a result, we may not be able to achieve our planned growth.

Our growth strategy includes expanding through franchising. We believe that our ability to compete for franchise-and-management agreements primarily depends on our brand recognition and reputation, the results of our overall operations in general and the success of the hotels that we currently franchise. Other competitive factors for franchise-and-management agreements include marketing support, capacity of the central reservation channel and the ability to operate hotels cost-effectively. The terms of any new franchise-and-management agreements that we obtain also depend on the terms that our competitors offer for those agreements. In addition, if the availability of suitable locations for new properties decreases, or governmental planning or other local regulations change, the supply of suitable properties for our franchise-and-manage model could be diminished. If the hotels that we franchise perform less successfully than those of our competitors, if we are unable to offer terms as favorable as those offered by our competitors or if the availability of suitable properties is limited, we may not be able to compete effectively for new franchise agreements. As a result, we may not be able to achieve our planned growth and our business and results of operations may be materially and adversely affected.

Future acquisitions may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition.

If we are presented with appropriate opportunities, we may acquire businesses or assets. Future acquisitions would expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired hotels will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition.

Our legal right to lease certain properties could be challenged by property owners or other third parties or subject to government regulation.

We do not hold any land use rights with respect to the land on which our hotels are located nor do we own any of the hotel properties we operate. Instead, a substantial part of our business model relies on leases with third parties who either own or lease the properties from the ultimate property owner. We also grant franchises to hotel operators who may or may not own the hotel properties. We cannot assure you that the land use rights and other property rights with respect to properties we currently lease or franchise for our existing hotels will not be challenged. For example, as of December 31, 2010, our lessors failed to provide the property ownership certificates and/or the land use rights certificates for 62 properties that we lease for our hotel operations. While we have performed our due diligence to verify the rights of our lessors to lease such properties, we cannot assure you that our rights under those leases will not be challenged by other parties including government authorities.

Under PRC laws, all lease agreements are required to be registered with the local housing bureau. While the majority of our standard lease agreements require the lessors to make such registration, most of our leases have not been registered as required, which may expose both our lessors and us to potential monetary fines. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties. In addition, in several instances where our immediate lessors are not the ultimate owners of hotel properties, no consents or permits were obtained from the owners, the primary lease holders or competent government authorities, as applicable, for the subleases of the hotel properties to us, which could potentially invalidate our leases or result in the renegotiation of such leases that leads to terms less favorable to us. Some of the properties we lease from third parties were also subject to mortgages at the time the leases were signed. Where consent to the lease was not obtained from the mortgage holder in such circumstances, the lease may not be binding on the transferee of the property if the mortgage holder forecloses on the mortgage and transfer the property. Moreover, we cannot assure you that the property ownership or leasehold in connection with our franchised-and-managed hotels will not be subject to similar third-party challenges.

Any challenge to our legal rights to the properties used for our hotel operations, if successful, could impair the development or operations of our hotels in such properties. We are also subject to the risk of potential disputes with property owners or third parties who otherwise have rights to or interests in our hotel properties. Such disputes, whether resolved in our favor or not, may divert management’s attention, harm our reputation or otherwise disrupt our business.

Any failure to comply with land- and property-related PRC laws and regulations may negatively affect our ability to operate our hotels and we may suffer significant losses as a result.

Our lessors are required to comply with various land-and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, properties used for hotel operations and the underlying land should be approved for commercial use purposes by competent government authorities. In addition, before any properties located on state-owned land with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from the competent government authorities. As of December 31, 2010, the lessors of approximately half of our executed lease agreements did not obtain the required governmental approvals. Such failure may subject the lessors or us to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to operate our leased-and-operated hotels. We have started to negotiate with our other existing and new lessors and ask them to indemnify us against our losses resulting from their non-compliance, but we cannot assure you that we will be successful in this regard. While many of our lessors have agreed to indemnify us against our losses resulting from their failure to obtain the required approvals, we cannot assure you that we will be able to successfully enforce such indemnification obligations against our lessors. As a result, we may suffer significant losses resulting from our lessors’ failure to obtain required approvals to the extent that we could not be fully indemnified by our lessors.

Our success could be adversely affected by the performance of our franchised-and-managed hotels.

Our success could be adversely affected by the performance of our franchised-and-managed hotels, over which we have lesser control compared to our leased-and-operated hotels. As of December 31, 2010, we franchised and managed approximately 44.5% of our hotels, and we plan to further increase the number of franchised-and-managed hotels to increase our national presence in China. Our franchisees may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our franchised-and-managed hotel operations may be diminished by factors beyond our control and franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. While we ultimately can take action to terminate franchisees that do not comply with the terms of our franchise-and- management agreements, we may not be able to identify problems and make timely responses and, as a result, our image and reputation may suffer, which may have a material adverse effect on our results of operations.

If we are unable to access funds to maintain our hotels’ condition and appearance, or if our franchisees fail to make investments necessary to maintain or improve their properties, the attractiveness of our hotels and our reputation could suffer and our hotel occupancy rates may decline.

In order to maintain our hotels’ condition and appearance, ongoing renovations and other leasehold improvements, including periodic replacement of furniture, fixtures and equipment, are required. In particular, we franchise and manage properties leased or owned by franchisees under the terms of franchise-and-management agreements, substantially all of which require our franchisees to comply with standards that are essential to maintaining the relevant product integrity and our reputation. We depend on our franchisees to comply with these requirements by maintaining and improving properties through investments, including investments in furniture, fixtures, amenities and personnel.

Such investments and expenditures require ongoing funding and, to the extent we or our franchisees cannot fund these expenditures from our existing cash or cash flow generated from operations, we or our franchisees must borrow or raise capital through financing. We or our franchisees may not be able to access capital and our franchisees may be unwilling to spend available capital when necessary, even if required by the terms of our franchise-and management agreements. If we or our franchisees fail to make investments necessary to maintain or improve the properties, our hotel’s attractiveness and reputation could suffer, we could lose market share to our competitors and our hotel occupancy rates and RevPAR may decline.

Our leases could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms and our rents could increase substantially in the future, which could materially and adversely affect our operations.

The lease agreements between our lessors and us typically provide, among other things, that the leases could be terminated under certain legal or factual conditions. If our leases were terminated, we would have to relocate our operations to other properties. We may not be able to generate revenues out of such leases and may incur additional costs in restoring such properties. Furthermore, we may have to pay losses and damages and incur other liabilities to our customers due to our default under our contracts and we may not be able to operate in such properties. As a result, our business, results of operations and financial condition could be materially and adversely affected.

We plan to renew our existing leases upon expiration. We cannot assure you, however, that we will be able to retain our leases on satisfactory terms, or at all. For example, as four of our leases will expire in the next two years and rents must be re-negotiated, we may experience an increase in our rent payments and cost of revenues. If we fail to retain our leases or if a significant number of our existing leases are not renewed on satisfactory terms upon expiration, our costs may increase in the future. If we are unable to pass the increased costs on to our customers through room rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

Interruption or failure of our information systems could impair our ability to effectively provide our services, which could damage our reputation.

Our ability to provide consistent and high-quality services and to monitor our operations on a real-time basis throughout our hotel chain depends on the continued operation of our information technology systems, including our web property management, central reservation and customer relationship management systems. Any damage to or failure of our systems could interrupt our inventory management, affect the manner of our services in terms of efficiency, consistency and quality, and reduce our customer satisfaction.

Our technology platform plays a central role in our management of inventory, revenues, loyalty program and franchisees. Furthermore, we also rely on our website and call center to facilitate customer reservations. Our systems remain vulnerable to damage or interruption as a result of power loss, telecommunications failures, operations relying on the system such as reservation and billing will have to be conducted off-line or manually, and computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and other similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. Furthermore, our systems and technologies, including our website and database, could contain undetected errors or “bugs” that could adversely affect their performance, or could become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience system failures, our quality of services, customer satisfaction, and operational efficiency could be severely harmed, which could also adversely affect our reputation.

Failure to maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits.

Our business involves collecting and retaining large volumes of internal and customer data, including credit card numbers and other personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our business operations as well as our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information, and the regulations applicable to security and privacy are becoming increasingly important in China. A theft, loss, fraudulent or unlawful use of customer, employee or company data could harm our reputation or result in remedial and other costs, liabilities, fines or lawsuits.

If the value of our brand or image diminishes, it could have a material and adverse effect on our business and results of operations.

We offer three hotel products that are designed to target distinct groups of customers. Our continued success in maintaining and enhancing our brand and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining our innovative and distinctive products and maintaining consistent quality of services across our hotel chain, as well as our ability to respond to competitive pressures. If we are unable to do so, our occupancy rates may decline, which could in turn adversely affect our results of operations. Our business may also be adversely affected if our public image or reputation were to be diminished by the operations of any of our hotels, whether due to unsatisfactory service, accidents or otherwise. If the value of our products or image is diminished or if our products do not continue to be attractive to customers, our business and results of operations may be materially and adversely affected.

Failure to protect our trademarks and other intellectual property rights could have a negative impact on our brand and adversely affect our business.

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill. In addition, our proprietary information system, which has not been patented, copyrighted or otherwise registered as our intellectual property, and our operational system, which has been copyrighted, are key components of our competitive advantage and our growth strategy. As of December 31, 2010, we had 13 trademark applications under review by the authority. Furthermore, we may be subject to claims that we have infringed the intellectual property rights of others. For example, one PRC company had raised objection to our application of certain trademarks, which, if supported by the relevant authorities, would affect our ability to register and use such trademarks.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brands, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is evolving and could involve substantial risks to us. In particular, the laws and enforcement procedures in the PRC are uncertain and do not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States and other developed countries. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

If we are not able to retain, hire and train qualified managerial and other employees, our business may be materially and adversely affected.

Our managerial and other employees manage our hotels and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brands and reputation. In general, employee turnover, especially those in lower-level positions, is relatively high in the lodging industry. As a result, it is important for us to retain as well as attract qualified managerial and other employees who are experienced in lodging or other consumer-service industries. There is a limited supply of such qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In addition, we need to hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our hotels in various geographic locations. We must also provide continuous training to our managerial and other employees so that they have up-to-date knowledge of various aspects of our hotel operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease, which in turn, may have a material and adverse effect on our products and our business.

Our current employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated a labor contract law which became effective on January 1, 2008. The labor contract law imposes requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of fixed-term employment contracts. Due to its limited history and the lack of clear implementation rules, it is uncertain how this labor contract law will impact our current employment practices. We cannot assure you that our employment practices do not, or will not, violate this labor contract law. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. In addition, a significant number of our employees are contracted through a third-party human resources company, which is responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. We may not be able to continue this practice under this labor contract law, which would increase our human resources administration expenses. We may also be held jointly liable under this labor contract law if the human resources company fails to pay such employees their wages and other benefits.

Failure to retain our management team could harm our business.

We place substantial reliance on the experience and the institutional knowledge of members of our current management team. Mr. Qi Ji, our founder and executive chairman, and other members of the management team are particularly important to our future success due to their substantial experiences in lodging and other consumer- service industries. Finding suitable replacements for Mr. Qi Ji and other members of our management team could be difficult, and competition for such personnel of similar experience is intense. The loss of the services of one or more members of our management team due to their departures or otherwise could hinder our ability to effectively manage our business and implement our growth strategies.

We are subject to various franchise, hotel industry, construction, hygiene, safety and environmental laws and regulations that may subject us to liability.

Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to obtain the approval from, and file initial and annual reports with, the PRC Ministry of Commerce, or the MOC, to engage in the hotel franchising business. In addition, each of our hotels is required to obtain a special industry license issued by the local public security bureau, and to comply with license requirements and laws and regulations with respect to construction permit, fire prevention, public area hygiene, food hygiene, public safety and environmental protection. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Hotel Operation.” Furthermore, new regulations may be adopted in the future to increase our compliance efforts at significant costs. Certain of our hotels are not in full compliance with all of the applicable requirements. Such failure to comply with applicable construction permit, environmental, health and safety laws and regulations related to our business and hotel operation may subject us to potentially significant monetary damages and fines or the suspension of operations and development activities of our company or related hotels.

Our limited insurance coverage may expose us to losses, which may have a material adverse effect on our reputation, business, financial condition and results of operations.

We carry all mandatory and certain optional commercial insurance, including property, construction, third- party liability and public liability insurance for our leased-and-operated hotel operations. We also require our lessors and franchisees to purchase customary insurance policies. Although we are able to require our franchisees to obtain the requisite insurance coverage through our franchisees management, we cannot guarantee that our lessors will adhere to such requirements. In particular, there are inherent risks of accidents or injuries in hotels. One or more accidents or injuries at any of our hotels could adversely affect our safety reputation among customers and potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. In the future, we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels. We may also encounter disputes with insurance providers regarding payments of claims that we believe are covered under our policies. Furthermore, if we are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our reputation, business, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws, including the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management or our independent registered public accounting firm may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Either of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

In addition, our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering in

March 2010, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2009, a material weakness and certain control deficiencies of our company have been identified. The material weakness identified is related to our failure to accurately account for complex transactions and to monitor and apply new and emerging U.S. GAAP. In 2010, we undertook certain remedial steps to address this material weakness, including adding accounting and finance staff members with U.S. GAAP experience and adopting internal controls and other financial closing and reporting policies. Our accounting team has started to participate in regular training courses on U.S. GAAP. We also designed and implemented controls to ensure that significant non-routine transactions, accounting estimates and other adjustments were properly reviewed, analyzed and monitored by sufficient and appropriate accounting staff member on a timely basis. However, we may identify additional control deficiencies as a result of the assessment process we will undertake in compliance with Section 404. We plan to remedy any identified control deficiencies before the deadline imposed by the requirements of Section 404, but we may be unable to do so. Our failure to establish and maintain an effective system of internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, employment, non-competition and labor law, fiduciary duties, personal injury, death, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third- party patents or other third-party intellectual property rights.

We generally are not liable for the willful actions of our franchisees and property owners; however, there is no assurance that we would be insulated from liability in all cases.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the lodging industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Certain measures adopted by the PRC government, such as changes of the People’s Bank of China, or the PBOC’s statutory deposit reserve ratio and lending guideline imposed on commercial banks, may restrict loans to certain industries. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Uncertainties with respect to the Chinese legal system could limit the legal protections available to us and our investors and have a material adverse effect on our business and results of operations.

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Rapid urbanization and changes in zoning and urban planning in China may cause our leased properties to be demolished, removed or otherwise affected.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2010 we were obligated to demolish one leased-and-operated hotel due to local government zoning requirements and, as a result, wrote off property and equipment of RMB4.0 million, and recognized a gain of RMB0.4 million net of reimbursement of RMB4.4 million. In addition, as of December 31, 2010, we were notified by local government authorities that we may have to demolish three additional leased-and-operated hotels due to local zoning requirements. We cannot assure you that similar demolitions or interruptions of our hotel operations due to zoning or other local regulations will not occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

Governmental control of currency conversion may limit our ability to pay dividends in foreign currencies to our shareholders and therefore adversely affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange” for discussions of the principal regulations and rules governing foreign currency exchange in China. We receive substantially all of our revenues in RMB. For most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, which would adversely affect the value of your investment.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies.

Our revenues and costs are mostly denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. We rely substantially on dividends paid to us by our operating subsidiaries in China. Any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues, and the value of, and any dividends payable on, our ADSs and common shares. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, depreciation of the Renminbi against the U.S. dollar would reduce the U.S. dollar amount available to us. On the other hand, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for discussions of our exposure to foreign currency risks. In summary, fluctuation in the value of the Renminbi in either direction could have a material adverse effect on the value of our company and the value of your investment.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for our initial public offering and the listing and trading of our ADSs of the NASDAQ Global Market could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs; a recent regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

In 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Overseas Listing.” While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of our initial public offering because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of domestic companies, and we started to operate our business in the PRC through foreign invested enterprises before September 8, 2006, the effective date of the New M&A Rule. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies, which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as this offering and the trading price of our ADSs.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, we acquired the noncontrolling interest in an existing subsidiary. We issued a warrant to one of the individual shareholders, who is a party not affiliated with us, of this selling joint venture partner and we cannot guarantee such arrangement would not trigger the approval requirement under the New M&A Rule. If relevant PRC government authorities deem such arrangement to be a transaction subject to the New M&A Rule and we do not seek such approval, we could be subject to administrative fines and other penalties from relevant PRC authorities, may be required to obtain approval for such transactions from the MOC and/or the CSRC and could be required to divest these subsidiaries, in which case we would lose the benefit of the revenues from hotels operated by such entities. There are no specific provisions of fines or penalties for such violations under current PRC laws and regulations and so the penalties we may suffer are uncertain.

In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, the State Administration of Foreign Exchange, or the SAFE, promulgated Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which requires PRC residents who use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests in their PRC entities into offshore companies to register with local SAFE branches. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Offshore Financing” for discussions of the registration requirements and the relevant penalties.

We attempt to comply, and attempt to ensure that our shareholders and beneficial owners of our shares who are subject to these rules comply, with the relevant requirements. We cannot provide any assurance that our shareholders and beneficial owners of our shares who are PRC residents have complied or will comply with the requirements imposed by Circular 75 or other related rules either. Any failure by any of our shareholders and beneficial owners of our shares who are PRC domestic residents to comply with relevant requirements under this regulation could subject us to fines or sanctions imposed by the PRC government, including restrictions on our relevant subsidiary’s ability to pay dividends or make distributions to us and our ability to increase our investment in China.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2010, a total of RMB11.2 million was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities and our ability to further grant shares or share options to, and to adopt additional share incentive plans for, our directors and employees may be restricted if we or the participants of our share incentive plans who are PRC citizens fail to comply with PRC regulations relating to employee shares or share options granted by offshore special purpose companies or offshore listed companies to PRC citizens.

In 2007, the SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, or Circular 78, which requires PRC employee participants to register with the SAFE and to comply with a series of other requirements. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.” We are an offshore listed company and as a result we and the participants of our share incentive plans who are PRC citizens are subject to Circular 78. We are in the process of completing the foreign exchange registration procedures and undertaking other requirements according to Circular 78. If we or the participants of our share incentive plans who are PRC citizens fail to comply with Circular 78, we or the participants of our share incentive plans who are PRC citizens may be subject to fines or other legal sanctions imposed by SAFE or other PRC government authorities and our ability to further grant shares or share options under our share incentive plans to, and to adopt additional share incentive plans for, our directors and employees may be restricted. Such events could adversely affect our business operations.

It is unclear whether we will be considered as a PRC “resident enterprise” under the new EIT law, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.

In 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law, and the PRC State Council subsequently issued the Implementation Regulations of the Enterprise Income Tax Law. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT Law, provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body” and it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

Under the new EIT Law, dividends paid to us by our subsidiaries in China may be subject to a 10% withholding tax if we are considered a “non-resident enterprise.” If we are treated as a PRC “resident enterprise,” we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from the PRC dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient. If we are required under the new EIT Law to pay income tax on any dividends we receive from our subsidiaries, our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected. In addition, dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered as income derived from sources within the PRC and be subject to PRC withholding tax.

Furthermore, if we are considered as a PRC “resident enterprise” and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such gains earned by nonresident individuals may also be subject to PRC withholding tax. See “Item 10. Additional Information — E. Taxation — PRC Taxation.”

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs has been and may continue to be volatile.

The market price for our ADSs has been volatile and has ranged from a low of $13.49 to a high of $27.50 on the NASDAQ Global Market in 2010. The market price is subject to wide fluctuations in response to various factors, including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the travel and lodging industries;

•	changes in the economic performance or market valuations of other lodging companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, as a result of the worldwide financial crisis, global stock markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons which may not be directly related to their operating performance, including but not limited to events such as tax-loss selling, mutual fund redemptions, hedge fund redemptions and margin calls. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders and the incurrence of additional indebtedness could increase our debt service obligations.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in light of the current global economic crisis.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. Shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected.

In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

As our founder and co-founders collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

Currently, our founder, Mr. Qi Ji, who is also our executive chairman, and our co-founders, Ms. Tongtong Zhao and Mr. John Jiong Wu, beneficially own approximately 33.2%, 15.9% and 4.0%, respectively, of our outstanding ordinary shares on an as-converted basis. See “Item 7. Major Shareholders.” The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

ADS holders may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in the deposit agreement, holders of our ADSs may not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. ADS holders may not receive voting materials in time to instruct the depositary to vote, and it is possible that they may not have the opportunity to exercise a right to vote.

ADS holders may not be able to participate in rights offerings and may experience dilution of his, her or its holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

ADS holders may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NASDAQ corporate governance standards applicable to U.S. issuers, including the requirement regarding the implementation of a nominations committee. This may afford less protection to holders of our ordinary shares and ADSs.

The NASDAQ Marketplace Rules in general require listed companies to have, among other things, a nominations committee consisting solely of independent directors. As a foreign private issuer, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including, among others, the implementation of a nominations committee. The corporate governance practice in our home country, the Cayman Islands, does not require the implementation of a nominations committee. We currently intend to rely upon the relevant home country exemption in lieu of the nominations committee. As a result, the level of independent oversight over management of our company may afford less protection to holders of our ordinary shares and ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our amended and restated articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to enter into change-of-control transactions. These provisions could have the effect of depriving our shareholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may decline and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and the majority of our officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. Most of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside the Cayman Islands or China, the laws of the Cayman Islands and of the PRC may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with Japan, the United Kingdom, the United States and most other Western countries.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The level of investor interest and trading in our ADSs could be affected by the lack of coverage by securities research analysts and the lack of investor materials in the Chinese language.

We are currently only listed in the U.S. Investor interest in us may not be as strong as in U.S. companies or PRC companies that are listed in the PRC both because we may not be adequately covered by securities research analyst reports and because of the lack of investor materials in the Chinese language. The lack of coverage could negatively impact investor interest and the level of trading in our ADSs. The interest of both existing and prospective PRC-based investors to hold and trade in our ADSs may be impacted by the lack of investor materials in the Chinese language and the time difference between New York and the PRC. As a result, the liquidity of our ADSs and the valuation multiples may be lower than if we were listed on a PRC stock exchange.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Powerhill Holdings Limited, or Powerhill, was incorporated in accordance with the laws of the British Virgin Islands in December 2003, and commenced operation with mid-scale limited service hotels and commercial property development and management in 2005. Powerhill conducted its operations through three wholly owned subsidiaries in the PRC, namely Shanghai HanTing Hotel Management Group, Ltd., or Shanghai HanTing, HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., or HanTing Xingkong, and Lishan Property (Suzhou) Co., Ltd., or Suzhou Property. In August 2006, Suzhou Property transferred its equity interests in three leased-and-operated hotels to Shanghai HanTing in exchange for Shanghai HanTing’s equity interest in Shanghai Shuyu Co., Ltd., which was primarily engaged in the business of sub-leasing and managing real estate properties in technology parks.

China Lodging Group, Limited, or China Lodging, was incorporated in the Cayman Islands in January 2007. In February 2007, Powerhill transferred all of its ownership interests in HanTing Xingkong and Shanghai HanTing to China Lodging in exchange for preferred shares of China Lodging. After such exchange, each of HanTing Xingkong and Shanghai HanTing became a wholly owned subsidiary of China Lodging. In addition, in February 2007, Powerhill and its subsidiary, Suzhou Property, were spun off in the form of a dividend distribution to the shareholders.

In 2007, China Lodging began migrating to our current business of operating and managing an economy hotel chain. We first launched our flagship product, HanTing Express Hotel, which targets knowledge workers and value-conscious travelers. In the same year, we introduced our premium product, HanTing Hotel, which was subsequently rebranded as HanTing Seasons Hotel. In 2008, we launched our budget product, HanTing Hi Inn. In April 2007, China Lodging acquired Yiju (Shanghai) Hotel Management Co., Ltd. from Crystal Water Investment Holdings Limited, a British Virgin Islands company wholly owned by Mr. John Jiong Wu, a co-founder of our company. In January 2008, China Lodging incorporated HanTing (Tianjin) Investment Consulting Co., Ltd. in China and in October 2008, established China Lodging Holdings (HK) Limited in Hong Kong, under which HanTing Technology (Suzhou) Co., Ltd. was subsequently established in China in December 2008.

In March 2010, we completed our initial public offering. We issued and sold 10,350,000 ADSs, representing 41,400,000 of our ordinary shares at a public offering price of US$12.25 per ADS. Our ADSs have been listed on the NASDAQ Global Market since March 26, 2010. Our ordinary shares are not listed or publicly traded on any trading markets.

Our principal executive offices are located at No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China. Our telephone number at this address is +86 (21) 6195-9595. Our registered office in the Cayman Islands is located at the offices of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is http://www.htinns.com. The information contained on our website is not a part of this annual report.

4.B. Business Overview

We operate a leading and fast-growing economy hotel chain in China with leased-and-operated and franchised-and-managed models. Under the lease-and-operate model, we directly operate hotels typically located in leased premises. Under the franchise-and-manage model, we manage franchised hotels and collect fees from franchisees. We apply a consistent standard and platform across all of our hotels. As of December 31,

2010, we had 243 leased-and-operated hotels and 195 franchised-and-managed hotels. In addition, as of the same date, we had 69 leased-and-operated hotels and 93 franchised-and-managed hotels under development.

We offer three hotel products that are designed to target distinct groups of customers. Our flagship product, HanTing Express Hotel, targets knowledge workers and value-conscious travelers. Our premium product, HanTing Seasons Hotel, targets mid-level corporate managers and owners of small and medium enterprises, and our budget product, HanTing Hi Inn, serves budget-constrained travelers. As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2010, approximately 73% of our room nights were sold to members of HanTing Club, our loyalty program.

Our operation commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began migrating to our current business of operating and managing a multiple-product economy hotel chain in 2007. Our total revenues grew from RMB809.9 million in 2008 to RMB1,838.4 million in 2010. We incurred net losses attributable to our company of RMB136.2 million in 2008. We had net income attributable to our company of RMB42.5 million and RMB215.8 million in 2009 and 2010, respectively.

Our Hotel Network

As of December 31, 2010, we operated 438 hotels in 65 cities in China. We have adopted a disciplined return-driven development model aimed at achieving high growth and profitability. With an additional 162 hotels under development, our hotel network covers 97 cities in 29 provinces and municipalities across China.

The following table sets forth a summary of all of our hotels as of December 31, 2010.

		Franchised	Leased-and-	Franchised
	Leased-and-	-and-	Operated Hotels	-and-Managed
	Operated	Managed	Under	Hotels Under
	Hotels	Hotels	Development(1)	Development(1)

Shanghai and Beijing	68	61	16	8
Other cities	175	134	53	85

Total	243	195	69	93

(1)	Include hotels for which we have entered into binding leases or franchise-and-management agreements but that have not yet commenced operations.

The following table sets forth the status of our hotels under development as of December 31, 2010.

	Pre-conversion	Conversion
	Period(1)	Period(2)	Total

Leased-and-operated hotels	21	48	69
Franchised-and-managed hotels	36	57	93

Total	57	105	162

(1)	Include hotels for which we have entered into binding leases or franchise-and-management agreements but of which the property has not been delivered by the respective lessors or property owners, as the case may be. The majority of these hotels are expected to commence operations by December 31, 2011.

(2)	Include hotels for which we have commenced conversion activities but that have not yet commenced operations. The majority of these hotels are expected to commence operations by June 30, 2011.

Leased-and-operated hotels

As of December 31, 2010, we had 243 leased-and-operated hotels, accounting for approximately 55.5% of the hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased-and-operated hotels are situated on leased properties. The terms of these leases typically range from ten to 20 years. Rent is generally paid on a monthly or quarterly basis and is fixed for the first three to five years of the lease term. We are thereafter typically subject to a 3% to 5% increase every three to five years. We generally enjoy an initial three- to six-month rent-free period. Our leases usually allow for extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have the priority to purchase the properties on equivalent conditions and terms.

Franchised-and-managed hotels

As of December 31, 2010, we had 195 franchised-and-managed hotels, accounting for approximately 44.5% of the hotels in operation. We select franchisees who are existing hotel operators, hotel investors or property owners. We manage our franchised-and-managed hotels and impose the same standards on all franchised-and-managed hotels to ensure product quality and consistency across our hotel network. We appoint and train hotel managers who are responsible for hiring hotel staff. We also provide our franchisees with such services as managing reservations, sales and marketing support, quality assurance inspections and other operational support and information. Our franchisees are responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses. We believe the franchise-and-manage model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

Our franchise-and-management agreements typically run for an initial term of eight years. We collect fees from our franchisees and do not bear loss, if any, incurred by the franchisees. Our franchisees are generally required to pay us a one-time franchise-and-management fee ranging between RMB100,000 and RMB300,000. They are also responsible for all costs and expenses related to hotel construction and refurbishing. In general, we charge a monthly franchise-and-management fee of approximately 5% of the gross revenues generated by each franchised-and-managed hotel. We also collect from franchisees a reservation fee on a per-room-night basis for using our central reservation system and a membership registration fee to service customers who join our HanTing Club loyalty program at the franchised-and-managed hotels. Furthermore, we employ and appoint hotel managers for the franchised-and-managed hotels and charge the franchisees a monthly fee for the service.

Our hotel chain has grown rapidly since we began migrating to our current business of operating and managing a multiple-product economy hotel chain in 2007. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2005	2006	2007	2008	2009	2010

Leased-and-operated hotels	5	24	62	145	173	243
Franchised-and-managed hotels	—	2	5	22	63	195

Total	5	26	67	167	236	438

Our Products

We began migrating to our current business of operating and managing a multiple-product economy hotel chain in 2007. We offer three hotel products that are designed to target distinct groups of customers. Our flagship product, HanTing Express Hotel, targets knowledge workers and value-conscious travelers. Our premium product, HanTing Seasons Hotel, targets mid-level corporate managers and owners of small and medium enterprises, and our budget product, HanTing Hi Inn, serves budget-constrained travelers.

HanTing Express Hotel

Launched in 2007, HanTing Express Hotel is our flagship product with the value proposition of “Quality, Convenience and Value.” These hotels are typically located in areas close to major business and commercial districts, and are priced between RMB150 and RMB300 per room night. The HanTing Express Hotel targets knowledge workers and value-conscious travelers. These hotels have lobbies with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. Rooms are equipped with a comfortable mattress, plush buckwheat and cotton pillows, shower facilities, two outlets for free broadband Internet access, a working desk and chair, and universal and uninterruptable power sockets. As of December 31, 2010, we had 404 HanTing Express Hotels in operation and an additional 147 HanTing Express Hotels under development.

HanTing Seasons Hotel

HanTing Seasons Hotels, which were originally marketed under the name of HanTing Hotel, are typically located in city centers or central business districts. Priced between RMB250 and RMB400 per room night, these hotels target mid-level corporate managers and owners of small and medium enterprises. The HanTing Seasons Hotel offers rooms and services with a quality comparable to three and four star hotels, but are priced at much more competitive rates. In addition, these hotels offer spacious lobbies with complimentary wireless Internet access and laser printers, meeting areas, and a cafe serving breakfast and simple meals. As of December 31, 2010, we had 19 HanTing Seasons Hotels in operation and an additional 4 HanTing Seasons Hotels under development.

HanTing Hi Inn

Launched in 2008, HanTing Hi Inn hotels are priced between RMB70 and RMB150 per room night and target budget-constrained travelers between the age of 20 and 30, such as new college graduates and backpackers. These hotels offer compact rooms with comfortable beds and shower facilities, and expanded common areas and facilities designed for young travelers to relax and socialize, typically including an Internet cafe and gaming consoles. These hotels provide basic and clean accommodations with towels and consumables being offered at affordable prices from vending machines in the common areas. As of December 31, 2010, we had 15 HanTing Hi Inn hotels in operation and an additional 11 HanTing Hi Inn hotels under development.

Hotel Development

We have adopted a systematic process with respect to the planning and execution of new development projects. Our development department analyzes economic data by city, field visit reports and market intelligence information to identify target locations in each city and develop a three-year development plan for new hotels on a regular basis. The plan is subsequently reviewed and approved by our investment committee, which consists of Mr. Qi Ji, our executive chairman, Mr. Tuo (Matthew) Zhang, our chief executive officer, Ms. Min (Jenny) Zhang, our chief financial officer, Mr. Chang Su, our chief operating officer, and Mr. Haijun Wang, our executive vice president. Once a property is identified in the targeted location, staff in our development department analyzes the business terms and formulates a proposal for the project. The investment committee then evaluates each proposed project based on several factors, including the length of the investment payback period, the rate of return on the investment, the amount of net cash flow projected during the operating period and the impact on our existing hotels in the vicinity. In addition, when evaluating potential franchising opportunities, the investment committee considers additional factors such as quality of the prospective franchisee and product consistency with HanTing standards.

We prefer to lease the properties of the hotels we operate rather than acquire properties ourselves, as owning properties is typically much more capital intensive. We also use the franchise-and-manage model to expand our network in a less capital-intensive manner. Our investment committee weighs each investment proposal carefully to ensure that we can achieve a balanced mix of leased-and-operated and franchised-and-managed hotels nationwide that can effectively expand our coverage while concurrently improving our profitability.

The following is a description of our hotel development process.

Leased-and-operated hotels

We seek properties that are in central or highly accessible locations in economically more developed cities in order to maximize the room rates that we can charge. In addition, we typically seek properties that will accommodate hotels of 80 to 160 rooms.

After identifying a proposed site, we conduct thorough due diligence and typically negotiate leases concurrently with the lessors. All leases and development plans are subject to the final approval of our investment committee. Once a lease agreement has been executed, we then engage independent design firms and construction companies to begin work on leasehold improvement. Our construction management team works closely with these firms on planning and architectural design. Our contracts with construction companies typically contain warranties for quality and requirements for timely completion of construction. Contractors or suppliers are typically required to compensate us in the event of delays or poor work quality. A majority of the construction materials and supplies used in the construction of our new hotels are purchased by us through a centralized procurement system.

Franchised-and-managed hotels

We open franchised-and-managed hotels to supplement our geographical coverage or to deepen penetration of existing markets. Franchised-and-managed hotels provide us valuable operating information in assessing the attractiveness of new markets, and supplement our coverage in areas where the potential franchisees can have access to attractive locations by leveraging their own assets and local network. As is the case with leased-and-operated hotels, we generally look to establish franchised-and-managed hotels near popular commercial and office districts that tend to generate stronger demand for hotel accommodations. Franchised-and-managed hotels must also meet certain specified criteria in connection with the infrastructure of the building, such as adequate water, electricity and sewage systems.

We typically source potential franchisees through word-of-mouth referrals, applications submitted via our website and industry conferences. Some of our franchisees operate several of our franchised-and-managed hotels. In general, we seek franchisees who share our values and management philosophies.

We typically supervise the franchisees in designing and renovating their properties pursuant to the same standards required for our leased-and-operated hotels, and provide assistance as required. We also provide technical expertise and require the franchisee to follow a pre-selected list of qualified suppliers. In addition, we appoint hotel managers and help train other hotel staff to ensure that high quality and consistent service is provided throughout all our hotels.

Hotel Management

Over the years, our management team has accumulated significant experience with respect to the operation of economy hotels. Building on this experience, our management team has developed a robust operational platform for our nationwide operations, implemented a rigorous budgeting process, and utilized our information systems to monitor our hotel performance. We believe the system is critical in maximizing our revenues and profitability. The following are some of the key components of our hotel management system:

Budgeting.  Our budget and analysis team prepares a detailed annual cost and revenue budget for each of our leased-and-operated hotels, and an annual revenue budget for each of our franchised-and-managed hotels. The hotel budget is prepared based on, among other things, the historical operating performance of each hotel, the performance of comparable hotels and local market conditions. We may adjust the budget upon the occurrence of unexpected events that significantly affect a specific hotel’s operating performance. In addition, our compensation scheme for managers in each hotel is directly linked to its performance against the annual budget.

Pricing.  Our room rates are determined using a centralized system and are based on the historical operating performance of each of our hotels, including both leased-and-operated and franchised-and-managed hotels, our competitors’ room rates and local market conditions. We adjust room rates regularly based on seasonality and market demand. We also adjust room rates for certain events, such as the China Import and Export Fair held twice a year in Guangzhou and the World Expo in Shanghai in 2010. We believe our centralized pricing system enhances our ability to adjust room rates in a timely fashion with a goal of optimizing average daily rates and occupancy levels across our network.

Monitoring.  Through the use of our web-based property management system, we are able to monitor each hotel’s occupancy status, average daily rates, RevPAR and other operating data on a real-time basis. Real-time hotel operating information allows us to adjust our sales efforts and other resources to rapidly capitalize on changes in the market and to maximize operating efficiency.

Centralized cash management.  Our leased-and-operated hotels generally deposit cash into our central account three times a week. We also generally centralize all payments for expenditures. Our franchised-and-managed hotels manage their cash separately.

Centralized procurement system.  Our centralized procurement system has enabled us to efficiently manage our operating costs, especially with respect to supplies used in large quantities. Given the scale of our hotel network and our centralized procurement system, we have the purchasing power to secure favorable terms from suppliers for all of our hotels.

Quality assurance.  We have developed an operating manual to which our staff closely adhere to ensure the consistency and quality of our customer experience. We conduct periodic internal quality checks of our hotels to ensure that our operating policies and procedures are followed. We also engage “mystery guests” from time to time to ensure that we are providing consistent quality services. Furthermore, we actively solicit customer feedbacks by conducting outbound call surveys and monitor customer messages left in hotel guestbooks as well as comments posted our website and third-party websites.

Training.  We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our HanTing College, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as HanTing corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. Approximately 90% of our hotel managers have received training completion certificates. Our HanTing College also rolled out a new-hire training package in October 2009 to standardize the training for hotel-based staff across our hotel chain. In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. In 2010, our hotel-based staff and corporate staff on average have received approximately 70 and 40 hours of training, respectively.

Hotel Information Platform and Operational Systems

We have successfully developed and implemented an advanced operating platform capable of supporting our nationwide operations. This operating platform enables us to increase the efficiency of our operations and make timely decisions. The following is a description of our key information and management systems.

Web property management system (Web-PMS).  Our Web-PMS is a web-based, centralized application that integrates all the critical operational information in our hotel network. This system enables us to manage our room inventory, reservations and pricing for all of our hotels on a real-time basis. The system is designed to enable us to enhance our profitability and compete more effectively by integrating with our central reservation system and customer relationship management system. We believe our Web-PMS enables our management to more effectively assess the performance of our hotels on a timely basis and to efficiently allocate resources and effectively identify specific market and sales targets.

Central reservation system.  We have a real-time central reservation system available 24 hours a day, seven days a week. Our central reservation system allows reservations through multiple channels including our website, call center, third-party travel agents and online reservation partners. The real-time inventory management capability of the system improves the efficiency of reservations, enhances customer satisfaction and maximizes our profitability.

Customer relationship management (CRM) system.  Our integrated CRM system maintains information of our HanTing Club members, including reservation and consumption history and pattern, points accumulated and redeemed, and prepayment and balance. By closely tracking and monitoring member information and behavior, we are able to better serve the members of our loyalty program and offer targeted promotions to enhance customer loyalty. The CRM system also allows us to monitor the performance of our corporate client sales representatives.

Sales and Marketing

Our marketing strategy is designed to maintain and build brand recognition while meeting the specific business needs of hotel operations. Building and differentiating the brand image of each of our product offerings is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel product serves and adopting effective marketing measures based on thorough analysis and application of data and analytics.

A key component of our marketing efforts is the HanTing Club, our loyalty program. We believe the HanTing Club loyalty program allows us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. A majority of individual members of the HanTing Club pay to enroll in the program. As of December 31, 2010, our HanTing Club had approximately 2.6 million individual members and approximately 143,853 corporate members. In 2010, approximately 73% of our room nights were sold to our HanTing Club members. As of December 31, 2010, approximately 54.0% of individual members who joined our loyalty program prior to June 30, 2010 had stayed in our hotels more than once. Members of the HanTing Club are provided with discounts on room rates, free breakfasts (for certain members only), more convenient check-out procedures and other benefits. HanTing Club members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels. These points can be redeemed for gifts or free nights in our hotels. We also have joint promotional programs with leading financial institutions and airlines to recruit new members of our loyalty program. The HanTing Club includes four levels of membership: hi, basic, gold and platinum. The one-time membership fees we charge for the hi, basic and gold memberships are currently RMB10 (US$1.5), RMB28 (US$4.2) and RMB198 (US$30.0), respectively. Gold memberships can be upgraded to platinum memberships upon the satisfaction of certain conditions. The HanTing Club membership card is a smart card that enables elevator access, easy check-in and express check-out. This smart card can also be used as pre-paid cards for in-hotel purchases.

Our marketing activities also include Internet advertising, press and sponsored activities held jointly with our corporate partners and advertisements on travel and business magazines.

In 2009, we established a nationwide sales team consisting of approximately 100 full-time employees solely targeting corporate customers. We expanded this sales team to 150 full-time employees as of December 31, 2010. This sales team also contacts our corporate customers directly to obtain feedback on how to better design and implement our promotional activities.

Competition

The economy hotel industry in China is highly competitive. We face significant competition from other domestic and international economy hotel operators in China. Our main competitors include Home Inns, Jinjiang Inn, Motel 168, 7 Days Inn, various regional and local economy hotels, and certain international brands. We also compete with other accommodations such as two and three star hotels. In addition, we may face competition from new players in the economy hotel industry in China. We believe that competition is generally based on location, room rates, brand recognition, the quality of accommodations, service levels and the convenience of the central reservation system.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.

As of December 31, 2010, we have registered 47 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. An additional 13 trademark applications are under review by the authority. We have also registered one trademark in each of Singapore, Macau, and Taiwan. We have also applied for one trademark in Hong Kong, which is currently pending. In addition, we have registered 47 national and international top-level domain names, including www.htinns.com and www.hantinghotels.com.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to protect our trademarks and other intellectual property rights could have a negative impact on our brand and adversely affect our business.”

Insurance

We believe that our hotels are covered by adequate property and liability insurance policies with coverage features and insured limits that we believe are customary for similar companies in China. We also require our franchisees to carry adequate property and liability insurance policies. We carry property insurance that covers the assets that we own at our hotels. Although we require our franchisees to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our limited insurance coverage may expose us to losses, which may have a material adverse effect on our reputation, business, financial condition and results of operations.”

Legal and Administrative Proceedings

In the ordinary course of our business, we, our directors, management and employees are subject to periodic legal or administrative proceedings. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, our directors, management and employees, we do not believe that any currently pending legal or administrative proceeding to which we, our directors, management and employees are a party will have a material adverse effect on our business or reputation. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.”

Regulation

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue issued by the National Development and Reform Commission and the PRC Ministry of Commerce, or the MOC, which became effective as of December 1, 2007. Pursuant to this regulation, there are no restrictions on foreign investment in hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Relative to other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions have consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal PRC regulations currently relevant to our business and operations.

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the State Council promulgated the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. Pursuant to the Measures for the Control of Security in the Hotel Industry, hotels failing to obtain the special industry license may be subject to warnings or fines of up to RMB200. In addition, pursuant to various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines.

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulation, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines between RMB200 and RMB800; or (iii) orders to suspend or cease continuing business operations. In February 2009, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Safety, according to which any hotel that provides food must obtain a food service license; any food hygiene license which had been obtained prior to June 1, 2009 will be replaced by the food service license once the food hygiene license expires. To simplify licensing procedures, some cities such as Nanjing, Chengdu and Xi’an have combined the public area hygiene license and the food service license (or formerly food hygiene license) into one unified hygiene license. Pursuant to this law, hotels failing to obtain a food service license (or formerly food hygiene license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB2,000 and RMB50,000 if the value of food illegally produced is less than RMB10,000 or fines equal to 500% to 1000% of the value of food if such value is equal to or more than RMB10,000.

The Fire Prevention Law, as amended by the SCNPC in October 2008, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated by the Ministry of Public Security and effective as of May 1, 2009, require that public gathering places such as hotels submit a fire prevention design plan to apply for the completion acceptance of fire prevention facilities for their construction projects and to pass a fire prevention safety inspection by the local public security fire department, which is a prerequisite for opening business. Pursuant to these regulations, hotels failing to obtain approval of fire prevention design plans or failing fire prevention safety inspections may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.

In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places. In March 2006, the Ministry of Culture issued the Circular on Carrying Out the Regulations for Administration of Entertainment Places. Under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

In 1988, the National Tourism Administration of China promulgated the Regulations on the Assessment of the Star Rating of Tourist Hotels, or the Star Rating Regulations. Under the Star Rating Regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. According to the Classification and Assessment of the Star Rating of Tourist Hotels (GB/T14308-2003) issued by the National Tourism Administration of China, a star rating, once granted, is valid for five years.

Regulations on Leasing

Under the Law on Urban Real Estate Administration promulgated by the SCNPC, which took effect as of January 1995 and was amended in August 2007, when leasing premises, the lessor and lessee are required to enter into a written lease contract, prescribing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to the Law on Urban Real Estate Administration and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest will be subordinated to an interested third party acting in good faith.

In March 1999, the National People’s Congress, the China legislature, passed the PRC Contract Law, of which Chapter 13 governs lease agreements. According to the PRC Contract Law, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the lease item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the lease item without the consent of the lessor.

In March 16, 2007, the National People’s Congress passed the PRC Property Law, pursuant to which where a mortgagor leases the mortgaged property before the mortgage contract is concluded, the previously established leasing relation shall not be affected; and where a mortgagor leases the mortgaged property after the creation of the mortgage interest, the leasing interest will be subordinated to the registered mortgage interest.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

•	to ensure that commodities and services meet with certain safety requirements;

•	to disclose serious defects of a commodity or a service and to adopt preventive measures against damage occurrence;

•	to provide consumers with accurate information and to refrain from conducting false advertising;

•	not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means; and

•	not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. The following penalties may also be imposed upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

In December 2003, the Supreme People’s Court in China enacted the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, which further increases the liabilities of business operators engaged in the operation of hotels, restaurants, or entertainment facilities and subjects such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.

Regulations on Environmental Protection

In June 2002, the SCNPC issued the Law on Promoting Clean Production, which regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

According to the Environmental Protection Law of the People’s Republic of China and the Environmental Impact Assessment Law of the People’s Republic of China promulgated by the SCNPC on December 26, 1989 and October 28, 2002, respectively, the Regulations Governing Environmental Protection in Construction Projects promulgated by the State Council on November 29, 1998, and the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects promulgated by the Ministry of Environmental Protection on December 27, 2001, hotels shall submit a Report on Environmental Impact Assessment and an Application Letter for Acceptance of Environmental Protection Facilities in Construction Projects to competent environmental protection authorities for approvals before commencing the operation. Pursuant to the Environmental Impact Assessment Law of the People’s Republic of China, any hotel failing to obtain the approval of an Environmental Impact Assessment may be ordered to cease construction and apply for the approval within a specified time limit. If the hotel still fails to obtain approval within the specified time limit, it may be subject to fines between RMB50,000 and RMB200,000, and the person directly responsible for the project may be subject to certain administrative penalties. Pursuant to the Regulations Governing Completion Acceptance of Environmental Protection in

Construction Projects, any hotel failing to obtain an Acceptance of Environmental Protection Facilities in Construction Projects may be subject to fines and an order to obtain approval within a specified time limit.

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the MOC, and its regional counterparts. Such activities are currently regulated by the Regulations for Administration of Commercial Franchising promulgated by the State Council on February 6, 2007, effective as of May 1, 2007. The Regulations for Administration of Commercial Franchising were subsequently supplemented by the Administrative Measures for Archival Filing of Commercial Franchises and the Administrative Measures for Information Disclosure of Commercial Franchises, both of which were issued by the MOC on April 30, 2007 and took effect on May 1, 2007.

Under the above applicable regulations, a franchisor must have certain prerequisites including a mature business model, the capability to provide long-term business guidance and training services to franchisees and ownership of at least two self-operated storefronts that have been in operation for at least one year within China. Franchisors engaged in franchising activities without satisfying the above requirements may be subject to penalties such as forfeit of illegal income and imposition of fines between RMB100,000 and RMB500,000 and may be bulletined by the MOC or its local counterparts. Franchise contracts shall include certain required provisions, such as terms, termination rights and payments.

Franchisors are generally required to file franchise contracts with the MOC or its local counterparts. Failure to report franchising activities may result in penalties such as fines up to RMB100,000. Such noncompliance may also be bulletined. In the first quarter of every year, franchisors are required to report to the MOC or its local counterparts any franchise contracts they executed, canceled, renewed or amended in the previous year.

The term of a franchise contract shall be no less than three years unless otherwise agreed by franchisees. The franchisee is entitled to terminate the franchise contract in his sole discretion within a set period of time upon signing of the franchise contract.

Pursuant to the Administrative Measures for Information Disclosure of Commercial Franchises, 30 days prior to the execution of franchise contracts, franchisors are required to provide franchisees with copies of the franchise contracts, as well as written true and accurate basic information on matters including:

•	the name, domiciles, legal representative, registered capital, scope of business and basic information relating to its commercial franchising;

•	basic information relating to the registered trademark, logo, patent, know-how and business model;

•	the type, amount and method of payment of franchise fees (including payment of deposit and the conditions and method of refund of deposit);

•	the price and conditions for the franchisor to provide goods, service and equipment to the franchisee;

•	the detailed plan, provision and implementation plan of consistent services including operational guidance, technical support and business training provided to the franchisee;

•	detailed measures for guiding and supervising the operation of the franchisor;

•	investment budget for all franchised hotels of the franchisee;

•	the current numbers, territory and operation evaluation of the franchisors within China;

•	a summary of accounting statements audited by an accounting firm and a summary of audit reports for the previous two years;

•	information on any lawsuit in which the franchisor has been involved in the previous five years;

•	basic information regarding whether the franchisor and its legal representative have any record of material violation; and

•	other information required to be disclosed by the MOC.

In the event of failure to disclose or misrepresentation, the franchisee may terminate the franchise contract and the franchisor may be fined up to RMB100,000. In addition, such noncompliance may be bulletined.

According to the 2008 Handbook of Market Access of Foreign Investment promulgated by the MOC in December 2008, if an existing foreign-invested company wishes to operate a franchise in China, it must apply to its original examination and approval authority to expand its business scope to include “engaging in commercial activities by way of franchise.”

Regulations on Trademarks

Both the PRC Trademark Law adopted by the SCNPC in 1982 and revised in 2001 and the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 give protection to the holders of registered trademarks and trade names. The Trademark Office under the State Administration for Industry and Commerce, or the SAIC, handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office or its regional counterpart.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

On August 29, 2008, the SAFE promulgated the Notice on Perfecting Practices Concerning Foreign Exchange Settlement Regarding the Capital Contribution by Foreign-invested Enterprises, or Circular 142, regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without the SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals shall be transacted upon approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE promulgated the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, or Circular 78. Under Circular 78, PRC citizens who participate in stock incentive plans or equity compensation plans by an overseas publicly listed company are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE. We and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If our PRC employees who hold such options or our PRC subsidiary fail to comply with these regulations, such employees and their PRC employer may be subject to fines and legal sanctions.

Regulations on Share Capital

In October 2005, the SCNPC issued the newly amended Company Law of the People’s Republic of China, which became effective on January 1, 2006. In April 2006, the SAIC, the MOC, the General Administration of Customs and the SAFE jointly issued the Implementation Opinions on Several Issues regarding the Laws Applicable to the Administration of Approval and Registration of Foreign-invested Companies. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contribution to the registered capital of the foreign-invested company. The shareholders can make their capital contributions in cash or in kind, including in the forms of contributions of intellectual property rights or land use rights that can be valued and is transferable. Contribution to a foreign-invested company’s registered capital in cash must not be less than 30% of the total registered capital of the company. The shareholders may choose to make the contributions either in a lump sum or in installments. If the shareholders choose to make the contributions in installments, the first tranche of the contribution shall be no less than 15% of the total registered capital and shall be paid within three months of the establishment of the company and the remaining contribution shall be paid within two years of the establishment of the company.

As of December 31, 2010, all the registered capital of our operating subsidiaries has been fully paid in cash, except for HanTing Technology (Suzhou) Co., Ltd., whose outstanding registered capital of US$20.0 million is unpaid and will be due on December 3, 2011.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-invested Enterprise Law promulgated by the SCNPC, as amended on October 31, 2000, and the Implementation Rules of the Foreign-invested Enterprise Law issued by the State Council, as amended on April 12, 2001.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations on Offshore Financing

On October 21, 2005, the SAFE issued Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which became effective as of November 1, 2005. Under Circular 75, if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they are required to register with local SAFE branches with respect to their overseas investments in offshore companies. PRC residents are also required to file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, failure of PRC resident shareholders to comply with the registration procedures set forth in such regulation may result in liability on such shareholders under the relevant PRC laws for evasion of applicable foreign exchange restrictions. Further, such failure could result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

Moreover, Circular 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company are required to register periodically with the SAFE in connection with their investments in us.

Regulations on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely the MOC, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, as amended on June 22, 2009, purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking the CSRC approval of their overseas listings.

On December 14, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and the approval process takes several months to complete.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of our initial public offering because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of domestic companies, and we started to operate our business in the PRC through foreign invested enterprises before September 8, 2006, the effective date of the New M&A Rule. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies, which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as this offering and the trading price of our ADSs. The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for our initial public offering and the listing and trading of our ADSs of the NASDAQ Global Market could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs; a recent regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”

4.C.  Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 28, 2011.

The following table sets forth summary information for our subsidiaries as of March 28, 2011.

	Percentage of
Major Subsidiaries	Ownership	Date of or Acquisition	Place of Incorporation

China Lodging Holdings (HK) Limited (“China Lodging HK”)	100%	October 22, 2008	Hong Kong Special Administrative region of PRC
China Lodging Holdings Singapore Pte. Ltd. (“China Lodging Singapore”)	100%	April 14, 2010	Singapore
Shanghai HanTing Hotel Management Group, Ltd. (“Shanghai HanTing”)	100%	November 17, 2004	PRC
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd. (“Xingkong”)	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd. (“HanTing Tianjin”)	100%	January 16, 2008	PRC
Yiju (Shanghai) Hotel Management Co., Ltd. (“Yiju”)	100%	April 12, 2007	PRC
Hanting Technology(Suzhou) Co., Ltd. (“Suzhou Technology”)	100%	December 3, 2008	PRC
Hanting (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC

4.D.  Property, Plants and Equipment

Our headquarters is located in Shanghai, China, where we own 3,495 square meters of office space. As of December 31, 2010, we leased 243 out of our 438 hotel facilities with an aggregate size of approximately

1,079,085 square meters, including approximately 28,620 square meters subleased to third parties. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.  Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F.

Overview

We operate a leading and fast-growing economy hotel chain in China with leased-and-operated and franchised-and-managed models. Under the lease-and-operate model, we directly operate hotels typically located in leased premises. Under the franchise-and-manage model, we manage franchised hotels and collect fees from franchisees. We apply a consistent standard and platform across all of our hotels. As of December 31, 2010, we had 243 leased-and-operated hotels and 195 franchised-and-managed hotels. In addition, as of the same date, we had 69 leased-and-operated hotels and 93 franchised-and-managed hotels under development.

We offer three hotel products that are designed to target distinct groups of customers. Our flagship product, HanTing Express Hotel, targets knowledge workers and value-conscious travelers. Our premium product, HanTing Seasons Hotel, targets mid-level corporate managers and owners of small and medium enterprises, and our budget product, HanTing Hi Inn, serves budget-constrained travelers. As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2010, approximately 73% of our room nights were sold to members of HanTing Club, our loyalty program.

Our operation commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began migrating to our current business of operating and managing a multiple-product economy hotel chain in 2007. Our total revenues grew from RMB809.9 million in 2008 to RMB1,838.4 million in 2010. We incurred net losses attributable to our company of RMB136.2 million in 2008. We had net income attributable to our company of RMB42.5 million and RMB215.8 million in 2009 and 2010, respectively.

Specific factors affecting our results of operations

While our business is affected by factors relating to general economic conditions and the lodging industry in China, we believe that our results of operations are also affected by company-specific factors, including, among others:

•	The total number of hotels and hotel rooms in our hotel network. Our revenues largely depend on the size of our hotel network. Furthermore, we believe the expanded geographic coverage of our hotel network will enhance our brand recognition. Whether we can successfully increase the number of hotels and hotel rooms in our hotel chain is largely affected by our ability to effectively identify and lease or franchise additional hotel properties at desirable locations on commercially favorable terms and the availability of funding to make necessary capital investments to open these new hotels.

•	The fixed-cost nature of our business. A significant portion of our operating costs and expenses, including rent and base salary, is relatively fixed. As a result, an increase in our revenues achieved through higher RevPAR generally will result in higher profitability. Vice versa, a decrease in our revenues could result in a disproportionately larger decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately.

•	The mix of mature leased-and-operated hotels, new leased-and-operated hotels and franchised-and-managed hotels. Generally, the operation of each leased-and-operated hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased-and-operated hotels generally incur pre-opening expenses ranging from approximately RMB0.5 to RMB2.5 million per hotel. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. The pre-opening expenses incurred during the development stage and the lower profitability during the ramp-up stage for leased-and-operated hotels may have a significant negative impact on our financial performance. The length of ramp-up stage may be affected by factors such as seasonality and location. On average, it takes our hotels approximately six months to ramp up. We define mature leased-and-operated hotels as those that have been in operation for more than six months. Our mature leased-and-operated hotels have been and will continue to be the main contributor to our revenues and profit.

Under the franchise-and-manage model, we generate revenues from fees we charge to each franchised-and-managed hotel while a franchisee bears substantially all the capital expenditures, pre-opening and operational expenses. The hotel operating costs relating to franchised-and-managed hotels are mainly costs for general managers as we hire and send them to franchise hotels.

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to react promptly to changing customer demands and market conditions.

Our non-financial key performance indicators consist of the increase in the total number of hotels and hotel rooms in our hotel chain as well as RevPAR achieved by our leased-and-operated hotels. RevPAR is a commonly used operating measure in the lodging industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offering, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. We set the room rates of our hotels primarily based on the location of a hotel, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster.

Our financial key performance indicators consist of our revenues, costs and expenses, which are discussed in greater details in the following paragraphs. In addition, we use earnings before interest expense, tax expense (benefit) and depreciation and amortization, or EBITDA, a non-GAAP financial measure, as a key financial performance indicator to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We also use EBITDA from Operating Hotels, another non-GAAP measure, which is defined as EBITDA before preopening expenses, to assess operating results of the hotels in operation. We believe that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, helps facilitate period-on-period comparison of our results of operations as the number of hotels in the development stage may vary significantly from year to year. See “— Results of Operations” for a reconciliation of EBITDA and EBITDA from Operating Hotels to net income (loss).

Revenues.  We primarily derive our revenues from operations of our leased-and-operated hotels and franchise and service fees from our franchised-and-managed hotels. Our revenues are subject to a business tax of 5% and other related taxes. The following table sets forth the revenues generated by our leased-and-operated hotels and franchised-and-managed hotels, both in absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2008		2009		2010
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)

Revenues:
Leased-and-operated hotels	797,815	98.5	1,288,898	96.6	1,707,771	258,753	92.9
Franchised-and-managed hotels	12,039	1.5	44,965	3.4	130,579	19,785	7.1

Total revenues	809,854	100.0	1,333,863	100.0	1,838,350	278,538	100.0
Less: Business tax and related taxes	(45,605)	(5.6)	(73,672)	(5.5)	(99,857)	(15,130)	(5.4)

Net revenues	764,249	94.4	1,260,191	94.5	1,738,493	263,408	94.6

•	Leased-and-operated Hotels. In 2008, we generated revenues of RMB797.8 million from our leased-and-operated hotels, which accounted for 98.5% of our total revenues for the year. In 2009, we generated revenues of RMB1,288.9 million from our leased-and-operated hotels, which accounted for 96.6% of our total revenues for the year. In 2010, we generated revenues of RMB1,707.8 million from our leased-and-operated hotels, which accounted for 92.9% of our total revenues for the year. We expect that revenues from our leased-and-operated hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future. As of December 31, 2010, we had 69 leased-and-operated hotels under development.

For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from ten to 20 years. We typically enjoy an initial three- to six-month rent-free period. We generally pay fixed rent on a quarterly basis for the first three or five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years.

Our revenues generated from leased-and-operated hotels are significantly affected by the following operating measures:

•	the total number of leased-and-operated hotels in our hotel chain;

•	the total number of leased-and-operated hotel rooms in our hotel chain; and

•	RevPAR achieved by our leased-and-operated hotels, which represents the product of average daily rates and occupancy rates.

The future growth of revenues generated from our leased-and-operated hotels will depend significantly upon our ability to expand our hotel chain into new locations in China and maintain and further increase RevPAR at existing hotels. As of December 31, 2010, we had entered into binding contracts with lessors of 69 properties for our leased-and-operated hotels which are currently under development. We intend to fund this planned expansion with our operating cash flow and our cash balance.

•	Franchised-and-managed Hotels. In 2008, we generated revenues of RMB12.0 million from our franchised-and-managed hotels, which accounted for 1.5% of our total revenues for the year. In 2009, we generated revenues of RMB45.0 million from our franchised-and-managed hotels, which accounted for 3.4% of our total revenues for the year. In 2010, we generated revenues of RMB130.6 million from our franchised-and-managed hotels, which accounted for 7.1% of our total revenues for the year. We expect that revenues from our franchised-and-managed hotels will increase in the foreseeable future as we add more franchised-and-managed hotels in our hotel chain. We also expect the number of our franchised-and-managed hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2010, we had 93 franchised-and-managed hotels under development.

We select franchisees who are existing hotel operators, hotel investors or property owners. We directly manage our franchised-and-managed hotels and impose the same standards for all franchised-and managed hotels to ensure product quality and consistency across our hotel network. Management services we provide to our franchisees generally include hiring, appointing and training hotel managers, managing reservations, providing sales and marketing support, conducting quality assurance inspections and providing other operational support and information. Our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels according to our standards, and all of the operating expenses. We believe our franchise-and-manage model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

Our franchise-and-management agreements typically run for an initial term of eight years. We collect fees from our franchisees and do not bear loss, if any, incurred by our franchisees. Our franchisees are generally required to pay us a one-time franchise-and-management fee ranging between RMB100,000 and RMB300,000. They are also responsible for all costs and expenses related to hotel construction and refurbishing. In general, we charge a monthly franchise-and-management fee of approximately 5% of the total revenues generated by each franchised-and-managed hotel. We also collect from franchisees a reservation fee on a per-room-night basis for using our central reservation system and a membership registration fee to service customers who join our HanTing Club loyalty program at the franchised-and-managed hotels. Furthermore, we employ and appoint hotel managers for the franchised-and-managed hotels and charge the franchisees a monthly fee for the service.

Operating Costs and Expenses.  Our operating costs and expenses consist of costs for hotel operation, selling and marketing expenses, general and administrative expenses and pre-opening expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2008		2009		2010
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)

Net revenues	764,249	100.0	1,260,191	100.0	1,738,493	263,408	100.0

Operating costs and expenses
Hotel operating costs:
Rents and utilities	(322,809)	(42.2)	(508,579)	(40.4)	(584,308)	(88,531)	(33.6)
Personnel costs	(137,231)	(18.0)	(169,248)	(13.4)	(210,906)	(31,955)	(12.1)
Depreciation and amortization	(92,838)	(12.1)	(141,600)	(11.2)	(163,125)	(24,716)	(9.4)
Consumables, food and beverage	(82,662)	(10.8)	(119,056)	(9.4)	(145,317)	(22,018)	(8.4)
Others	(51,824)	(6.9)	(65,989)	(5.3)	(76,546)	(11,598)	(4.4)

Total hotel operating costs	(687,364)	(90.0)	(1,004,472)	(79.7)	(1,180,202)	(178,818)	(67.9)
Selling and marketing expenses	(40,810)	(5.3)	(57,818)	(4.6)	(70,786)	(10,725)	(4.1)
General and administrative expenses	(81,665)	(10.7)	(83,666)	(6.6)	(119,989)	(18,180)	(6.9)
Pre-opening expenses	(108,062)	(14.1)	(37,821)	(3.0)	(111,210)	(16,850)	(6.4)

Total operating costs and expenses	(917,901)	(120.1)	(1,183,777)	(93.9)	(1,482,187)	(224,573)	(85.3)

•	Hotel operating costs. Our hotel operating costs consist of costs and expenses directly attributable to the operation of our leased-and-operated and franchised-and-managed hotels. Leased-and-operated hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements. Franchised-and-managed hotel operating costs primarily include compensation and benefits for franchised-and-managed hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs will increase as we continue to open new hotels. However, we anticipate that our hotel operating costs as a percentage of our total revenues will decrease in general primarily due to (i) the enlarged base of relatively mature hotels in our leased-and-operated hotel portfolio and (ii) the relatively fixed nature of a significant portion of our operating costs.

•	Selling and marketing expenses. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, bank fees for processing bank card payments, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our selling and marketing expenses will increase as our sales increase and as we further expand into new geographic locations and promote our brand.

•	General and administrative expenses. Our general and administrative expenses consist primarily of compensation and benefits for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, travel and communication expenses of our general and administrative staff, costs of third-party professional services, and office expenses for corporate and regional office. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a public company, including costs of enhancing our internal controls.

•	Pre-opening expenses. Our pre-opening expenses consist primarily of rents, personnel cost, and other miscellaneous expenses incurred prior to the opening of a new leased-and-operated hotel.

Our pre-opening expenses are largely determined by the number of pre-opening hotels in the pipeline and the rental fees incurred during the development stage. Landlords typically offer a three- to six-months rent-free period at the beginning of the lease. Nevertheless, rental is booked during this period on a straight-line basis. Therefore, a portion of pre-opening expenses is non-cash rental expenses. The following table sets forth the components of our pre-opening expenses for the periods indicated.

	Year Ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Rents	77,764	29,907	88,177	13,360
Personnel cost	16,402	3,584	5,214	790
Others	13,896	4,330	17,819	2,700

Total pre-opening expenses	108,062	37,821	111,210	16,850

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Year Ended December 31,
	2008		2009		2010
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)

Hotel operating costs	116	2.4	523	6.6	1,555	236	11.9
Selling and marketing expenses	178	3.7	465	5.8	778	118	5.9
General and administrative expenses	4,521	93.9	6,967	87.6	10,780	1,633	82.2

Total share-based compensation expenses	4,815	100.0	7,955	100.0	13,113	1,987	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009 and August 2010. We have granted options to purchase 11,909,540, 1,948,370, 6,305,975 and 767,595 of our ordinary shares in 2007, 2008, 2009 and 2010, respectively. We recognized share-based compensation as compensation expenses in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

China Lodging HK is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. To date, China Lodging HK has not been required to pay profit tax as it had no assessable profit.

China Lodging Singapore is subject to Singapore corporate income tax at a rate of 17% in 2010. No Singapore profit tax has been provided as we have not had assessable profit that was earned in or derived from Singapore during the years presented.

Prior to January 1, 2008, our PRC operating entities were governed by the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the PRC on Enterprises Income Tax, or the old EIT Laws. Pursuant to the old EIT Laws, PRC enterprises were generally subject to the enterprise income tax at a statutory rate of 33% (30% state income tax plus 3% local income tax). On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises.

The new EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise”

under the new EIT Law. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC ‘resident enterprise’ under the new EIT Law, and depending on the determination of our PRC ‘resident enterprise’ status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.”

Critical Accounting Policies

We prepare financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continue to evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Our revenues are primarily derived from operations of leased-and-operated hotels administrated under the “HanTing” brand name, including the rental of rooms, food and beverage sales and souvenir sales. Revenues are recognized when rooms are occupied and food and beverages and souvenirs are sold.

Our revenues from franchised-and-managed hotels are derived from franchise-and-management agreements where the franchisees are required to pay (i) an initial one-time franchise-and-management fee and (ii) an ongoing franchise-and-management fee, the major part of which is charged at 5.0% of the revenues of the franchised hotels. Aside from the revenue-based fee, we also charge a central reservation system usage fee and a monthly system maintenance and support fee which are recognized when services are provided. The one-time franchise-and-management fee, which is non-refundable, is recognized when the franchised hotel opens for business, and we have fulfilled all our commitments and obligations, including assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. Ongoing franchise-and-management fees are recognized when the underlying service revenues are recognized by the franchisees’ operations.

We account for certain reimbursements (primarily salaries and related charges) mainly related to the hotels under the franchise program as revenues. Reimbursement revenues are recognized when the underlying reimbursable costs are incurred.

Revenues derived from selling membership cards at both leased-and-operated and franchised-and-managed hotels are earned on a straight-line basis over the estimated membership term which is estimated to be approximately two to five years dependent upon membership level. Membership life is estimated at the time the membership card is sold based on management’s industry experience and data accumulated by our company, including usage frequency and actual attrition. These estimates are updated regularly to reflect actual membership retention.

Long-Lived Assets

We evaluate the carrying value of our long-lived assets for impairment by comparing the expected undiscounted future cash flows of the assets to the net book value of the assets if certain trigger events occur, such as receiving government zoning notification. Inherent in reviewing the carrying amounts of the long-lived assets is the use of various estimates. First, our management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent our management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level, generally the individual hotel, for which identifiable cash flows exist. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flow are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns, or other events affecting various forms of travel and access to our hotels.

Goodwill Impairment

Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down.

To assess potential impairment of goodwill, we perform an assessment of the carrying value of each individual hotel at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of each individual hotel below its carrying value. If the carrying value of an individual hotel exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the individual hotel’s goodwill exceeds its implied fair value. We estimate the fair value of each individual hotel through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the individual hotel, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our individual hotel will change, which could affect the amount of goodwill impairment charges, if any. We have not recognized any impairment charge on goodwill for the periods presented. We are currently not aware of any impairment charge of the goodwill.

Customer Loyalty Program

HanTing Club is our customer loyalty program. Our members can earn points based on spending at our leased-and-operated and franchised-and-managed hotels and participating in certain marketing programs. Points can be redeemed for membership upgrades, room night awards and gifts within two years after the points are earned. Management determines the fair value of the future redemption obligation based on certain formulas which project the future point redemption behavior based on historical experience, including an estimate of points that will never be redeemed, and an estimate of the points that will eventually be redeemed as well as the cost to be incurred in conjunction with the point redemption. The actual expenditure may differ from the estimated liability recorded. Prior to February 28, 2009, we recorded estimated liabilities for all points earned by our customers as we did not have sufficient historical information to determine point forfeitures or breakage. Based on our accumulated knowledge on reward points redemption and expiration, we began to apply historical redemption rates in estimating the costs of points earned from March 1, 2009 onwards.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss in the China’s economy hotel industry, tax planning strategy implemented and other tax planning alternatives. Prior to 2009, we had significant operating losses attributable to rapid expansion and related pre-opening costs incurred. As of December 31, 2009 and 2010, we had deferred tax assets generated from net loss carryforward after valuation allowance of RMB33.2 million and RMB14.1 million, respectively. We expect many of our hotels that were put in operation in 2009 and 2010 will become mature and generate sufficient taxable profit to utilize the substantial portion of the net loss carryforward. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in the period in which the allowance is recorded.

The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Our tax rate is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. For interim financial reporting, we estimate the annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year’s taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Significant judgment is required in determining our effective tax rate and in evaluating its tax positions.

We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Share-Based Compensation

We recognize share-based compensation in the statement of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. The share-based compensation expenses have been categorized as either leased-and-operated hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees.

In determining the fair value of our ordinary shares in each of the grant date, we relied in part on valuation reports prepared by two independent valuers based on data we provided. These valuation reports provided us with guidelines in determining the fair value, but the determination was made by our management. Since our ADSs were listed on the Nasdaq Global Market in March 2010, we have determined the estimated fair value of our ordinary shares underlying the options based on the closing trading price of our ADSs as of the option grant date.

Determining the fair values of the ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of the ordinary shares and our operating history and prospects at the time of grant. Therefore, these fair values are inherently uncertain and highly subjective.

The assumptions used to derive the fair values of the ordinary shares include:

•	no material changes in the existing political, legal, fiscal and economic conditions in China;

•	no major changes in tax law in China or the tax rates applicable to our subsidiaries and consolidated affiliated entities in China;

•	no material changes in the exchange rates and interest rates from the presently prevailing rates;

•	availability of finance not a constraint on our future growth;

•	our ability to retain competent management, key personnel and technical staff to support our ongoing operations; and

•	no material deviation in market conditions from economic forecasts.

These assumptions are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

Selected Operating Data

The following table presents certain selected operating data of our company as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the lodging industry.

	As of December 31,
	2008	2009	2010

Selected Operating Data:
Total hotels in operation	167	236	438
Leased-and-operated hotels	145	173	243
Franchised-and-managed hotels	22	63	195
Total hotel rooms in operation	21,033	28,360	50,438
Leased-and-operated hotels	18,414	21,658	29,888
Franchised-and-managed hotels	2,619	6,702	20,550
Number of cities	35	39	65

	Year Ended December 31,
	2008	2009	2010

Occupancy rate (as a percentage)
Leased-and-operated hotels	89	94	94
Franchised-and-managed hotels	74	91	90
Total hotels in operation	87	94	93
Average daily room rate (in RMB)
Leased-and-operated hotels	178	174	200
Franchised-and-managed hotels	180	172	192
Total hotels in operation	178	174	197
RevPAR (in RMB)
Leased-and-operated hotels	158	165	189
Franchised-and-managed hotels	132	156	172
Total hotels in operation	156	163	183

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. We have grown rapidly since we began migrating to our current business of operating and managing a multiple-product economy hotel chain in 2007. Our limited operating history makes it difficult to predict our future operating results. We believe that the year-to-year comparison of operating results should not be relied upon as being indicative of future performance.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	(RMB)	(US$)%
	(In thousands except percentages)

Consolidated Statement of Operations Data:
Revenues:
Leased-and-operated hotels	797,815	104.4	1,288,898	102.3	1,707,771	258,753	98.2
Franchised-and-managed hotels	12,039	1.6	44,965	3.5	130,579	19,785	7.5

Total revenues	809,854	106.0	1,333,863	105.8	1,838,350	278,538	105.7

Less: Business tax and related taxes	(45,605)	(6.0)	(73,672)	(5.8)	(99,857)	(15,130)	(5.7)

Net revenues	764,249	100.0	1,260,191	100.0	1,738,493	263,408	100.0

Operating costs and expenses(1):
Hotel operating costs	(687,364)	(90.0)	(1,004,472)	(79.7)	(1,180,202)	(178,818)	(67.9)
Selling and marketing expenses	(40,810)	(5.3)	(57,818)	(4.6)	(70,786)	(10,725)	(4.1)
General and administrative expenses	(81,665)	(10.7)	(83,666)	(6.6)	(119,989)	(18,180)	(6.9)
Pre-opening expenses	(108,062)	(14.1)	(37,821)	(3.0)	(111,210)	(16,850)	(6.4)

Total operating costs and expenses	(917,901)	(120.1)	(1,183,777)	(93.9)	(1,482,187)	(224,573)	(85.3)

Income (loss) from operations	(153,652)	(20.1)	76,414	6.1	256,306	38,835	14.7
Interest income	3,786	0.5	1,871	0.1	15,945	2,416	1.0
Interest expenses	1,249	0.2	8,787	0.7	2,682	406	0.2
Other income	—	—	—	—	2,564	388	0.2
Foreign exchange gain (loss)	(13,884)	(1.8)	(60)	0.0	6,923	1,049	0.4
Change in fair value of warrants	8,536	1.1	—	—	—	—	—

Income (loss) before income taxes	(156,463)	(20.5)	69,438	5.5	279,056	42,282	16.1
Tax expense (benefit)	(23,880)	(3.1)	17,990	1.4	57,262	8,676	3.3

Net income (loss)	(132,583)	(17.4)	51,448	4.1	221,794	33,606	12.8
Less: net income (loss) attributable to noncontrolling interest	3,579	0.5	8,903	0.7	6,043	916	0.4

Net income (loss) attributable to China Lodging Group, Limited	(136,162)	(17.9)	42,545	3.4	215,751	32,690	12.4

Note: (1) Include share-based compensation expenses as follows:

	Year Ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Share-based compensation expenses	4,815	7,955	13,113	1,987

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Non-GAAP Financial Data
EBITDA(1)	(67,957)	214,893	447,234	67,763
EBITDA from Operating Hotels(1)	40,105	252,714	558,444	84,613

(1)	We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use EBITDA from Operating Hotels, which is defined as EBITDA before pre-opening expenses, to assess operating results of the hotels in operation. We believe that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of our results of operations as the number of hotels in the development stage may vary significantly from year to year. Therefore, we believe EBITDA from Operating Hotels more closely reflects the performance capability of hotels currently in operation. Our calculation of EBITDA and EBITDA from Operating Hotels does not deduct interest income, which was RMB3.8 million , RMB1.9 million and RMB15.9 million in 2008, 2009 and 2010, respectively. The presentation of EBITDA and EBITDA from Operating Hotels should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and EBITDA from Operating Hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses have been and will be incurred and are not reflected in the presentation of EBITDA from Operating Hotels. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA or EBITDA from Operating Hotels does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense, income tax expense, pre-opening expenses, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms EBITDA and EBITDA from Operating Hotels are not defined under U.S. GAAP, and neither EBITDA nor EBITDA from Operating Hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA or EBITDA from Operating Hotels may not be comparable to EBITDA or EBITDA from Operating Hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or EBITDA from Operating Hotels in the same manner as we do.

A reconciliation of EBITDA and EBITDA from Operating Hotels to net income (loss), which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Net income (loss) attributable to our company	(136,162)	42,545	215,751	32,690
Interest expense	1,249	8,787	2,682	406
Tax expense (benefit)	(23,880)	17,990	57,262	8,676
Depreciation and amortization	90,836	145,571	171,539	25,991

EBITDA (Non-GAAP)	(67,957)	214,893	447,234	67,763
Pre-opening expenses	108,062	37,821	111,210	16,850

EBITDA from Operating Hotels (Non-GAAP)	40,105	252,714	558,444	84,613

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues.  Our net revenues increased by 38.0% from RMB1,260.2 million in 2009 to RMB1,738.5 million in 2010.

•	Leased-and-operated hotels. Revenues from our leased-and-operated hotels increased by 32.5% from RMB1,288.9 million in 2009 to RMB1,707.8 million in 2010. This increase was primarily due to our continued expansion of leased-and-operated hotels from 173 hotels and 21,658 hotel rooms as of December 31, 2009 to 243 hotels and 29,888 hotel rooms as of December 31, 2010, and an increase in RevPAR. RevPAR for our leased-and-operated hotels increased from RMB165 in 2009 to RMB189 in 2010 due to an increase in the average daily rate of our leased-and-operated hotels from RMB174 in 2009 to RMB200 in 2010. The increase in this average daily rate resulted primarily from our strengthening brand, our successful yield management, China’s gradual recovery from the global financial crisis and the Expo-driven price increase in Shanghai from May 2010 to October 2010. The occupancy rate of our leased-and-operated hotels remains stable at 94% from 2009 to 2010.

•	Franchised-and-managed hotels. Revenues from our franchised-and-managed hotels increased significantly from RMB45.0 million in 2009 to RMB130.6 million in 2010. This increase was primarily due to our continued expansion of franchised-and-managed hotels from 63 hotels and 6,702 hotel rooms as of December 31, 2009 to 195 hotels and 20,550 hotel rooms as of December 31, 2010, and an increase in RevPAR. RevPAR for our franchised-and-managed hotels increased from RMB156 in 2009 to RMB172 in 2010 driven by an increase in the average daily rate of our franchised-and-managed hotels from RMB172 in 2009 to RMB192 in 2010 and partially offset by a slight decrease of the occupancy rate of our franchised-and-managed hotels from 91% in 2009 to 90% in 2010. The increase in this average daily rate resulted primarily from our strengthening brand, our successful yield management, China’s gradual recovery from the global financial crisis and the Expo-driven price increase in Shanghai From May 2010 to October 2010.

Operating Costs and Expenses.  Our total operating costs and expenses increased by 25.2% from RMB1,183.8 million in 2009 to RMB1,482.2 million in 2010.

•	Hotel operating costs. Our hotel operating costs increased by 17.5% from RMB1,004.5 million in 2009 to RMB1,180.2 million in 2010. This increase was primarily because of our substantial expansion of leased-and-operated hotels from 173 hotels as of December 31, 2009 to 243 hotels as of December 31, 2010. Our hotel operating costs as a percentage of net revenues decreased from 79.7% in 2009 to 67.9% in 2010, primarily due to an increase in our RevPAR and an increase in the proportion of net revenue derived from franchised-and-managed hotels.

•	Selling and marketing expenses. Our selling and marketing expenses increased by 22.4% from RMB57.8 million in 2009 to RMB70.8 million in 2010. This increase was primarily due to

RMB6.6 million of additional expenses relating to our loyalty program resulting from the increase of points earned by our customers, RMB6.1 million of additional compensation and benefits for our sales and marketing personnel and RMB2.7 million of additional bank fees for processing bank card payments, partially offset by a decrease of RMB2.0 million of marketing and promotional expenses. Our selling and marketing expenses as a percentage of net revenues decreased from 4.6% in 2009 to 4.1% in 2010.

•	General and administrative expenses. Our general and administrative expenses increased from RMB83.7 million in 2009 to RMB120.0 million in 2010, primarily as a result of RMB18 million of additional personnel cost, RMB8.0 million of additional professional service fees and RMB3.8 million of additional share-based compensation. Our general and administrative expenses as a percentage of net revenues increased from 6.6% in 2009 to 6.9% in 2010.

•	Pre-opening expenses. Our pre-opening expenses increased from RMB37.8 million in 2009 to RMB111.2 million in 2010, primarily due to our accelerated expansion of leased-and-operated hotels. We opened 70 leased-and-operated hotels in 2010, compared with 28 in 2009 and we had 69 leased-and-operated hotels under development as of December 31, 2010, compared to 21 as of December 31, 2009. Our pre-opening expenses as a percentage of net revenues increased from 3.0% in 2009 to 6.4% in 2010.

Income from Operations.  As a result of the foregoing, we had income from operations of RMB256.3 million in 2010 compared to income from operations of RMB76.4 million in 2009.

Interest Income (Expense), Net.  Our net interest income was RMB13.2 million in 2010. Our interest income was RMB15.9 million in 2010, and our interest expense was RMB4.1 million, RMB1.4 million of which was capitalized in connection with leasehold improvements. We had net interest expense of RMB6.9 million in 2009. Our interest income was RMB1.9 million in 2009, and our interest expense was RMB10.4 million, RMB1.6 million of which was capitalized in connection with leasehold improvements. The increase in interest income from 2009 to 2010 was primarily due to interest earned on amounts raised from our initial public offering in March 2010. The decrease in interest expense from 2009 to 2010 was primary due to our reduced borrowing.

Other income.  Our other income was RMB2.6 million in 2010, primarily attributable to reimbursement from the depositary of our ADSs for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement. Our other income for 2009 was nil.

Foreign Exchange Gain (Loss).  We had foreign exchange gain of RMB6.9 million in 2010 compared to foreign exchange loss of RMB59,677 in 2009. Our foreign exchange gain in 2010 was primarily attributable to our effective foreign exchange management in light of the RMB appreciation. The foreign exchange losses in 2009 was primarily due to the devaluation against RMB of certain foreign currencies in which a portion of our cash was denominated.

Tax Expense.  Our tax expenses increased from RMB18.0 million in 2009 to RMB57.3 million in 2010, primarily due to an increase in our income before income taxes from RMB69.4 million in 2009 to RMB279.1 million in 2010. Our effective tax rate decreased from 25.9% in 2009 to 20.5% in 2010, primarily due to the effect of different tax rate of group entities operating in other jurisdictions and a decrease in the valuation allowance for deferred tax assets.

Net Income Attributable to Noncontrolling Interest.  Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income based on their equity interest in the leased-and-operated hotels owned by the joint ventures. Net income attributable to noncontrolling interest decreased from RMB8.9 million in 2009 to RMB6.0 million in 2010, primarily due to our acquisition of noncontrolling interest in our majority-owned joint ventures in 2010.

Net Income Attributable to China Lodging Group, Limited.  As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB215.8 million in 2010 compared to net income attributable to China Lodging Group, Limited of RMB42.5 million incurred in 2009.

EBITDA and EBITDA from Operating Hotels.  EBITDA (non-GAAP) was RMB447.2 million in 2010, compared with EBITDA of RMB214.9 million in 2009. This change was primarily due to the enhanced profitability of our mature hotels, the expansion of our hotel network and the favorable impact of the Shanghai Expo. Excluding pre-opening expenses, EBITDA from Operating Hotels (non-GAAP) increased from RMB252.7 million in 2009 to RMB558.4 million in 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.  Our net revenues increased by 64.9% from RMB764.2 million in 2008 to RMB1,260.2 million in 2009.

•	Leased-and-operated hotels. Revenues from our leased-and-operated hotels increased by 61.6% from RMB797.8 million in 2008 to RMB1,288.9 million in 2009. This increase was primarily due to our continued expansion of leased-and-operated hotels from 145 hotels and 18,414 hotel rooms as of December 31, 2008 to 173 hotels and 21,658 hotel rooms as of December 31, 2009, and an increase in RevPAR. RevPAR for our leased-and-operated hotels increased from RMB158 in 2008 to RMB165 in 2009 due to an increase in occupancy rate of our leased-and-operated hotels from 89% in 2008 to 94% in 2009. The increase in this occupancy rate resulted primarily from the increased proportion of room nights in our mature leased-and-operated hotels, which have been in operation for more than six months, from 57% in 2008 to 85% in 2009. The average daily rate for our leased-and-operated hotels decreased from RMB178 in 2008 to RMB174 in 2009, primarily reflecting room rate decreases during the economic slowdown.

•	Franchised-and-managed hotels. Revenues from our franchised-and-managed hotels increased significantly from RMB12.0 million in 2008 to RMB45.0 million in 2009. This growth was primarily due to an increase in the number of franchised-and-managed hotels from 22 as of December 31, 2008 to 63 as of December 31, 2009, and an increase in RevPAR. RevPAR for our franchised-and-managed hotels increased from RMB132 in 2008 to RMB156 in 2009 driven by the increase in occupancy rate of our franchised-and-managed hotels from 74% in 2008 to 91% in 2009. The increase in this occupancy rate resulted primarily from the increased proportion of our franchised-and-managed hotels that are located in China’s economically more developed cities. The average daily rate for our franchised-and-managed hotels decreased from RMB180 in 2008 to RMB172 in 2009, primarily reflecting room rate decreases during the economic slowdown.

Operating Costs and Expenses.  Our total operating costs and expenses increased by 29% from RMB917.9 million in 2008 to RMB1,183.8 million in 2009. This increase resulted from increases in our hotel operating costs, selling and marketing expenses and general and administrative expenses, partially offset by a decrease in our pre-opening expenses.

•	Hotel operating costs. Our hotel operating costs increased by 46% from RMB687.4 million in 2008 to RMB1,004.5 million in 2009. This increase was primarily because of our substantial expansion of leased-and-operated hotels from 145 hotels as of December 31, 2008 to 173 hotels as of December 31, 2009. Our hotel operating costs as a percentage of net revenues decreased from 90.0% in 2008 to 79.7% in 2009, primarily due to cost control of personnel costs, consumables, food and beverage and other hotel operating costs.

•	Selling and marketing expenses. Our selling and marketing expenses increased by 42% from RMB40.8 million in 2008 to RMB57.8 million in 2009. This increase was primarily due to RMB9.5 million of additional expenses for marketing and promotional activities, RMB6.3 million of additional commissions to travel intermediaries, RMB5.7 million of additional compensation and benefits for our sales and marketing personnel, and RMB4.1 million of additional bank fees for processing bank card payments as we expanded our business. We recorded less expenses relating to our customer loyalty program in 2009 due to (i) an amendment to franchise-and-management agreements to discontinue reimbursing franchisees for free room nights provided in connection with point redemption; and (ii) the application of a point expiration rate in estimating the costs of our customer loyalty program. Our selling and marketing expenses as a percentage of net revenues decreased from 5.3% in 2008 to 4.6% in 2009.

•	General and administrative expenses. Our general and administrative expenses increased slightly from RMB81.7 million in 2008 to RMB83.7 million in 2009, primarily as a result of an increase in personnel costs, an increase in provision for contingent liabilities, and an increase in share-based compensation expenses, partially offset by a decrease of RMB9.2 million in professional service fees. Our general and administrative expenses as a percentage of net revenues decreased from 10.7% in 2008 to 6.6% in 2009.

•	Pre-opening expenses. Our pre-opening expenses decreased from RMB108.1 million in 2008 to RMB37.8 million in 2009, primarily due to a decrease in the number of newly opened leased-and-operated hotels from 83 in 2008 to 28 in 2009 in an effort to balance growth and profitability during the global economic downturn. Our pre-opening expenses as a percentage of net revenues decreased from 14.1% in 2008 to 3.0% in 2009.

Income (Loss) from Operations.  As a result of the foregoing, we had income from operations of RMB76.4 million in 2009 compared to a loss from operations of RMB153.7 million in 2008.

Interest Income (Expense), Net.  Our net interest expense was RMB6.9 million in 2009. Our interest income was RMB1.9 million in 2009, and our interest expense on our bank loans outstanding was RMB10.4 million, RMB1.6 million of which was capitalized in connection with leasehold improvements. We had net interest income of RMB2.5 million in 2008. Our interest income was RMB3.8 million in 2008, primarily on the proceeds from our Series B preferred shares, and our interest expense on our bank loans outstanding was RMB7.6 million, RMB6.3 million of which was capitalized in connection with leasehold improvements.

Foreign Exchange Gain (Loss).  Our foreign exchange loss decreased to RMB59,677 in 2009 from RMB13.9 million in 2008. The foreign exchange losses in 2009 and 2008 were primarily due to the devaluation against RMB of certain foreign currencies in which a portion of our cash was denominated.

Change of Fair Value of Warrants.  In relation to the outstanding warrants issued to purchase Series B preferred shares, we recorded mark-to-market fair value changes of RMB8.5 million and nil in 2008 and 2009, respectively. There was no outstanding warrant in 2008 and 2009.

Tax Expense (Benefit).  We had tax expenses of RMB18.0 million in 2009 compared to tax benefits of RMB23.9 million in 2008, which was primarily due to the fact that we generated operating income in 2009 compared to an operating loss in 2008. Our effective tax rate increased from 15.3% in 2008 to 25.9% in 2009, primarily due to an increase of RMB10.8 million in the valuation allowance for deferred tax assets in 2008 compared to a decrease of RMB1.6 million in such allowance in 2009.

Net Income Attributable to Noncontrolling Interest.  Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income based on their equity interest in the leased-and-operated hotels owned by the joint ventures. Net income attributable to noncontrolling interest increased from RMB3.6 million in 2008 to RMB8.9 million in 2009, primarily due to increased profit from the joint ventures as the jointly owned hotels became mature.

Net Income (Loss) Attributable to China Lodging Group, Limited.  As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB42.5 million in 2009 compared to net loss attributable to China Lodging Group, Limited of RMB136.2 million incurred in 2008.

EBITDA and EBITDA from Operating Hotels.  EBITDA (non-GAAP) was RMB214.9 million in 2009, compared with negative EBITDA of RMB68.0 million in 2008. This change was primarily due to (i) a net loss of RMB136.2 million in 2008 compared with net income of RMB42.5 million in 2009, (ii) an increase in depreciation and amortization from RMB90.8 million in 2008 to RMB145.6 million in 2009 primarily because of our substantial expansion of hotels from 167 hotels as of December 31, 2008 to 236 hotels as of December 31, 2009, and (iii) a decrease in pre-opening expenses from RMB108.1 million in 2008 to RMB37.8 million in 2009 as a result of a decrease in the number of newly-opened leased-and-operated hotels from 83 in 2008 to 28 in 2009 in an effort to balance growth and profitability during the global economic downturn. Excluding pre-opening expenses, EBITDA from Operating Hotels (non-GAAP) increased significantly from RMB40.1 million in 2008 to RMB252.7 million in 2009.

Expo Impact

Expo 2010 Shanghai China, or the Shanghai Expo, which was held in the city of Shanghai from May 1 to October 31, 2010, had a favorable impact on our results of operations. As of December 31, 2010, we had 85 hotels in operation in Shanghai, which constitute 19.4% of all hotels we operated. Our management estimated that the favorable impact from the Shanghai Expo contributed 6.4% to our net revenues in 2010. Excluding impact from the Shanghai Expo, we estimate that our RevPAR would have improved by 4.0% from 2009 to 2010 for the overall portfolio and by 7.0% on a like-for-like basis. Excluding impact from the Shanghai Expo, from 2009 to 2010, our net revenue would have increased by 29.2%, our net income attributable to China Lodging Group, Limited would have increased by 227.2%, our EBITDA would have increased by 59.4%, and our EBITDA from operating hotels would have increased by 79.5%. We believe the solid performance excluding the Expo impact reflected the strength of our brand and operation, which we hope would form the basis for our growth in the future.

Outstanding Indebtedness

The following table sets forth a summary of our outstanding borrowings as of December 31, 2010:

					Outstanding
			Maximum	Drawdown as	Balance as of
	Date of	Credit Line	Credit Line	of December 31,	December 31,	Interest
Lender	Credit Line	Maturity Date	Amount	2010	2010	Rate
				(In RMB)

Industrial and Commercial Bank of China	September 2008	September 2011	172,000,000	172,000,000	—	5.72%/5.4%
Industrial and Commercial Bank of China	January 2010	January 2013	150,000,000	70,000,000	—	4.86%

In September 2008, we entered into a three-year credit facility with the Industrial and Commercial Bank of China under which we can borrow up to RMB172.0 million during the term of the facility. As of December 31, 2009, we had fully drawn down the facility and repaid RMB35.0 million. In February 2010, we repaid the remaining RMB137.0 million. The weighted average interest rates were 5.72% and 5.4% for the years ended December 31, 2009 and 2010, respectively. Certain commercial properties owned by Lishan Property (Suzhou) Co., Ltd., an entity controlled by Mr. Qi Ji, our founder and executive chairman, are pledged to secure such credit facility.

In January 2010, we entered into a three-year credit facility with the Industrial and Commercial Bank of China under which we can borrow up to RMB150.0 million during the term of the facility. Principal payments are due on each anniversary date with the amount payable being dependent upon amounts previously borrowed against the facility. As of December, 31, 2010, we had drawn down the credit facility of RMB70.0 million and repaid RMB70.0 million and had available credit facility of RMB80.0 for future borrowing. The weighted average interest rate for borrowings drawn under such credit was 4.86% for the year ended December 31, 2010. This credit facility is not collateralized.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been our sale of preferred shares, ordinary shares and convertible notes through private placements, our initial public offering, borrowings from PRC commercial banks and cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use. As of December 31, 2010, we had entered into binding contracts with lessors of 69 properties for our leased-and-operated hotels under development. As of December 31, 2010, we expected to incur approximately RMB635.6 million of capital expenditures in connection with certain recently completed leasehold improvements and to fund the leasehold improvements of these 69 leased and-operated hotels. We intend to fund this planned expansion with our operating cash flow and our cash balance.

Our working capital as of December 31, 2010 was RMB840.5 million. We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future with our operating cash flow and existing cash balance.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)

Net cash provided by (used in) operating activities	(13,738)	296,340	469,126	71,080
Net cash used in investing activities	(451,589)	(256,027)	(515,310)	(78,077)
Net cash provided by financing activities	482,479	47,064	845,836	128,157
Effect of exchange rate changes on cash and cash equivalents	(7,541)	(36)	(10,172)	(1,542)
Net increase in cash and cash equivalents	9,611	87,341	789,480	119,618
Cash and cash equivalents at the beginning of the year	173,636	183,246	270,587	40,998

Cash and cash equivalents at the end of the year	183,247	270,587	1,060,067	160,616

Operating Activities

Prior to January 1, 2009, we have financed our operating activities primarily through cash generated from financing activities and operations. In 2009 and 2010, we financed our operating activities primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations in the next twelve months with operating cash flow and existing cash balances.

Net cash provided by operating activities amounted to RMB469.1 million in 2010, primarily attributable to (i) our net income of RMB221.8 million in 2010, (ii) an add-back of RMB171.5 million in depreciation and amortization in 2010, (iii) an add-back of RMB70.8 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liability, and (iv) an increase of RMB42.3 million in deferred revenue primarily attributable to one-time membership fees in connection with our HanTing Club loyalty program as well as advances received from customers.

Net cash provided by operating activities amounted to RMB296.3 million in 2009, primarily attributable to (i) our net income of RMB51.4 million in 2009, (ii) an add-back of RMB145.6 million in depreciation and amortization in 2009, (iii) an increase of RMB42.6 million in deferred revenues primarily attributable to one-time membership fees in connection with our HanTing Club loyalty program as well as initial franchise-and-management fees paid by our franchisees, and (iv) an add-back of RMB36.6 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liability.

Net cash used in operating activities amounted to RMB13.7 million in 2008. This was primarily attributable to (i) our net loss of RMB132.6 million and, as a result of the loss, an increase in deferred tax of RMB34.1 million, (ii) an increase in prepaid rent of RMB35.8 million due to our increased number of leased-and-operated hotels, and (iii) an increase of RMB12.8 million in our inventory due to an increase in the number of leased-and-operated hotels in operation and concentrated new hotel openings in late 2008, partially offset by (i) an add-back of RMB90.8 million in depreciation and amortization in 2008, (ii) an add-back of RMB92.1 million in deferred rent, primarily because rental accrued on a straight-line basis exceeded rental paid out of our contractual liability, and (iii) an increase of RMB25.0 million in deferred revenues attributable to the one-time membership fee in connection with our HanTing Club loyalty program.

Investing Activities

Our cash used in investing activities is primarily related to our leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels. In 2008, 2009 and 2010, we experienced net cash outflows from investing activities.

Net cash used in investing activities increased from RMB256.0 million in 2009 to RMB515.3 million in 2010, primarily due to an increase in our purchases of property and equipment as a result of our accelerated expansion of hotel networks and a net increase of RMB100.0 million in our purchase of short-term investments in connection with held-to-maturity securities.

Net cash used in investing activities decreased from RMB451.6 million in 2008 to RMB256.0 million in 2009, primarily due to a decrease in our leasehold improvements and purchases of equipment as a result of fewer new openings of leased-and-operated hotels in 2009.

Financing Activities

Our financing activities consist of the issuance and sale of our shares and convertible notes to investors and related parties, our initial public offering and borrowings from PRC commercial banks.

Net cash provided by financing activities increased from RMB47.1 million in 2009 to RMB845.8 million in 2010. Net cash provided by financing activities in 2010 primarily consisted of (i) proceeds of RMB959.1 million from our initial public offering in 2010 and (ii) long-term debt in the amount of RMB70.0 million in 2010, partially offset by the repayment of RMB207.0 million of our long-term debt in 2010.

Net cash provided by financing activities decreased from RMB482.5 million in 2008 to RMB47.1 million in 2009. Net cash provided by financing activities in 2009 primarily consisted of (i) short-term and long-term debt in an aggregate amount of RMB292.0 million which we incurred in 2009 and (ii) proceeds of RMB54.9 million from issuance of our ordinary shares, partially offset by the repayment of RMB230.0 million of our short-term debt in 2009.

Restrictions on Cash Transfers to Us

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2010, approximately RMB1,864.4 million was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

Furthermore, under regulations of the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

The new EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” See “Item 10. Additional Information — E. Taxation — PRC Taxation.”

The new EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. The Cayman

Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the new EIT Law.

The new EIT Law provides that PRC “resident enterprises” are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC “resident enterprise,” we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us would be exempt from the PRC dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient. However, if we are required under the new EIT Law to pay income tax on any dividends we receive from our subsidiaries, our income tax expenses will increase.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB567.6 million, RMB220.8 million and RMB568.6 million in 2008, 2009 and 2010, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance and cash generated from our operating activities will meet our capital expenditure needs in the foreseeable future.

5.C.  Research and Development, Patents and Licenses, etc.

Hotel Information Platform and Operational Systems

We have successfully developed and implemented an advanced operating platform capable of supporting our nationwide operations. This operating platform enables us to increase the efficiency of our operations and make timely decisions. The following is a description of our key information and management systems.

Web property management system (Web-PMS).  Our Web-PMS is a web-based, centralized application that integrates all the critical operational information in our hotel network. This system enables us to manage our room inventory, reservations and pricing for all of our hotels on a real-time basis. The system is designed to enable us to enhance our profitability and compete more effectively by integrating with our central reservation system and customer relationship management system. We believe our Web-PMS enables our management to more effectively assess the performance of our hotels on a timely basis and to efficiently allocate resources and effectively identify specific market and sales targets.

Central reservation system.  We have a real-time central reservation system available 24 hours a day, seven days a week. Our central reservation system allows reservations through multiple channels including our website, call center, third-party travel agents and online reservation partners. The real-time inventory management capability of the system improves the efficiency of reservations, enhances customer satisfaction and maximizes our profitability.

Customer relationship management (CRM) system.  Our integrated CRM system maintains information of our HanTing Club members, including reservation and consumption history and pattern, points accumulated and redeemed, and prepayment and balance. By closely tracking and monitoring member information and behavior, we are able to better serve the members of our loyalty program and offer targeted promotions to enhance customer loyalty. The CRM system also allows us to monitor the performance of our corporate client sales representatives.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.

As of December 31, 2010, we have registered 47 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. An additional 13 trademark applications are under review by the authority. We have also registered one trademark in each of Singapore, Macau, and Taiwan. We have also applied for one trademark in Hong Kong, which is currently pending. In addition, we have registered 47 national and international top-level domain names, including www.htinns.com and www.hantinghotels.com.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to protect our trademarks and other intellectual property rights could have a negative impact on our brand and adversely affect our business.”

5.D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E.  Off-Balance Sheet Arrangements

Other than operating lease and purchase obligations set forth in the table under “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations,” we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

5.F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
					More
		Less Than			Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In RMB millions)

Operating lease obligations	7,690	611	1,340	1,352	4,387
Purchase obligations	78	70	8	—	—

Total	7,768	681	1,348	1,352	4,387

Our operating lease obligations related to our obligations under lease agreements with lessors of our leased-and-operated hotels. Our purchase obligations primarily consisted of contractual commitments in connection with leasehold improvements and installation of equipment for our leased-and-operated hotels.

5.G.  Safe Harbor

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our anticipated growth strategies, including developing new hotels at desirable locations in a timely and cost-effective manner;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract customers and leverage our brand; and

•	trends and competition in the lodging industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers. The business address of all of our directors and executive officers is No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title

Qi Ji	44	Founder, Executive Chairman of the Board of Directors
John Jiong Wu	43	Co-founder, Independent Director
Tongtong Zhao	44	Co-founder, Independent Director
Min Fan	45	Director
Yan Huang	43	Independent Director
Joseph Chow	49	Independent Director
Tuo (Matthew) Zhang	45	Chief Executive Officer
Min (Jenny) Zhang	37	Chief Financial Officer
Chang Su	46	Chief Operating Officer
Haijun Wang	34	Executive Vice President

Qi Ji is our founder and has also served as the executive chairman of our board since February 2007. He also served as our chief executive officer until August 2009. He co-founded Home Inns & Hotels Management Inc., or Home Inns, and served as its chief executive officer from January 2001 to January 2005. He also co-founded Ctrip.com International, Ltd., or Ctrip, one of the largest online travel services provider in China, in 1999, acted as its chief executive officer and president until December 2001, and currently serves on Ctrip’s board as an independent director. Prior to founding Ctrip, Mr. Ji was the chief executive officer of Shanghai Sunflower High-

Tech Group, which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. Mr. Ji received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

John Jiong Wu, a co-founder of our company, has served as our director since January 2007. He has served as the Venture Partner of Northern Light Venture Capital since 2007 and was an angel investor and the Chief Technology Officer of Alibaba Group from 2000 to 2007. Prior to joining Alibaba Group, he worked as an engineer or manager in several companies in the Silicon Valley, including Oracle and Yahoo! Inc. Mr. Wu received his Bachelor of Science in Computer Science degree from the University of Michigan.

Tongtong Zhao, a co-founder of our company, has served as our director since February 2007. She also serves as a member of the board of directors of China Education & Technology Group Limited. She was the General Manager of Shanghai Asia-Tang Health Technology Development Co., Ltd. from 2004 to 2006, the General Manager of Shanghai Hong Ying Hi-Tech Co., Ltd. from 1999 to 2001, and the Deputy General Manager of Shanghai Xie Cheng Science and Technology Co., Ltd. from 1997 to 1998. Ms. Zhao received her Master of Science degree from Shanghai Jiao Tong University and obtained her Master of Business Administration degree from McGill University.

Min Fan, has served as our director since March 2010.  He is one of the co-founders of Ctrip and has served as its chief executive officer since January 2006, as its director since October 2006 and as its president since February 2009. Mr. Fan served as Ctrip’s chief operating officer from November 2004 to January 2006. Prior to that, he served as its executive vice president from 2000 to November 2004. From 1997 to 2000, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. In addition to his positions at Ctrip, Mr. Fan currently serves on the boards and compensation committees of PerfectEnergy International, Ltd., ChinaEdu Corporation. Mr. Fan received his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Yan Huang has served as our independent director since June 2007. He has been a General Partner of CDH Ventures since 2006 and was an Associated Director of Intel Capital from 2004 to 2005. Mr. Huang received his Bachelor’s degree in Computer Science from Zhejiang University.

Joseph Chow has served as our independent director since August 2010. He has over 16 years of experience in corporate finance, financial advisory and management and has held senior executive and managerial positions in various public and private companies. Prior to joining our board, Mr. Chow was managing director of Goldman Sachs (Asia) LLP from 2008 to 2009. Prior to that, he served as an independent financial consultant from 2006 to 2008, as chief financial officer of Harbor Networks Limited from 2005 to 2006, and as chief financial officer of China Netcom (Holdings) Company Limited from 2001 to 2004. Prior to that Mr. Chow also served as the director of strategic planning of Bombardier Capital, Inc., as vice president of international operations of Citigroup and as the corporate auditor of GE Capital. Mr. Chow currently sits on the board as director for Synutra International, Inc. (NASDAQ:SYUT) and an independent non-executive director for Kasen International Holdings Limited and for Intime Department Store (Group) Co., Ltd. Mr. Chow obtained a Bachelor of Arts degree in political science from Nanjing Institute of International Relations and an MBA from the University of Maryland at College Park.

Tuo (Matthew) Zhang has served as our chief executive officer since August 2009. From October 2007 through July 2009, he was our chief operating officer. He has more than 15 years of working experience with multinational companies in senior management capacities and has accumulated extensive knowledge in chain management and multi-location management. Prior to joining us in 2007, he served as the co-founder and the General Manager of Shanghai IJIAS Technology Co., Ltd., an e-commerce company specializing in home improvement products, from 2005 to 2007. He served as the Vice President of Sales and Marketing of Zhejiang Kasen Industrial Co., Limited, an upholstery manufacturer, from 2004 to 2005. Mr. Zhang also served as the Vice President of OBI Management Systems (China) Co., Ltd. and the General Manager of OBI Asia Trade and Lux International (Shanghai) Co., Ltd., a German-based retail chain of home improvement materials with a national retail network in China, from 2002 to 2004. Prior to that, Mr. Zhang worked at Haworth, Inc., PepsiCo, Inc. and Xerox Corporation. Mr. Zhang received his Bachelor’s degree in Management Administration from Shanghai Jiao Tong University.

Min (Jenny) Zhang has served as our chief financial officer since March 2008. She has more than ten years of experience in finance and consulting. Prior to joining us in September 2007 as the Executive Vice President of Finance, she was the Finance Director of Eli Lilly (Asia) Inc., Thailand Branch and the Chief Financial Officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Zhang obtained her Masters of Business Administration degree from Harvard Business School and received both Master’s and Bachelor’s degrees from the University of International Business and Economics.

Chang Su has served as our chief operating officer since January 2011. He has more than 15 years of working experience with multinational companies in operations management. Prior to joining us, Mr. Su was chief operating officer of LuckyPai (Cayman) Limited, a prime TV Shopping channel in China, from 2006 to 2010. Prior to that, he worked for China Resources Vanguard Co., Ltd., one of the largest retailers in China, as a senior director of pre-opening & operations and for OBI (China) Management System Co., Ltd as a vice president. Mr. Su also served at Costco Wholesale Corporation (USA) for four years in several senior management positions for Asian markets. Mr. Su obtained an MBA from Yale School of Management in the U.S.A., a Master of Science degree in Electrical Engineering from Colorado State University in the U.S.A., and a Bachelor of Science degree in Biomedical Engineering from Shanghai Jiao Tong University in China.

Haijun Wang is our executive vice president responsible for our operation in the northern regions of China. Before joining us in 2005, he had accumulated extensive hotel management experience at Home Inns, Jinjiang Inn and other hotels in China since 1999. Mr. Wang graduated from Yanshan University and received his Executive Master of Business Administration degree from China Europe International Business School.

Employment Agreements

We have entered into an employment agreement with each of our named executive officers.

We may terminate a named executive officer’s employment without material breach or cause by providing the officer 30 days prior written notice, provided that we pay the officer the severance package as provided in the employment agreement and all compensation pursuant to applicable laws. Where the officer, by reason of physical or mental incapacity, has been or will be prevented from properly performing his or her duties for more than 90 consecutive days, we may, to the extent permitted by law, terminate his or her employment upon 14 days prior written notice, provided that we pay the officer the severance package as provided in the employment agreement and all compensation pursuant to applicable laws.

We may also terminate a named executive officer’s employment for material breach or cause at any time provided that we provide a copy of a resolution duly adopted by the board of directors for the purpose of determining whether in the good faith opinion of the board of directors we have cause to terminate the executive officer’s employment. Each named executive officer is entitled to be paid the base annual salary otherwise payable according to the agreement through the end of the month in which the executive officer’s employment is terminated. In addition, we may terminate an officer upon any formal action of our management to terminate our company’s existence or otherwise wind up our affairs, to sell all or substantially all of our assets, or to merge with or into another entity.

During the term of employment a named executive officer may terminate his or her employment at any time by written notice to our company provided that we fail, without the executive officer’s consent and without cause, to cause him or her to be elected or re-elected to his or her current office or otherwise as a full-time employee of our company, or remove him or her from such office. Termination under such circumstances is deemed as a termination by our company other than for material breach or cause.

Each named executive officer has agreed not to disclose, use, transfer or sell, except in the course of employment with our company, any of our confidential information or proprietary data so long as such information or proprietary data remains confidential and has not been disclosed or is not otherwise in the public domain. In addition, each named executive officer has agreed to be bound by non-competition restrictions. Specifically, each executive officer has agreed not to, during his or her employment with us and for a period of two years following his or her termination with our company, be engaged as employee or in another capacity to participant directly or indirectly in any business that is in competition with ours, including but not limited to limited service, deluxe, luxury, upscale, and mid-scale with food and beverage service.

6.B. Compensation

For the fiscal year ended December 31, 2010, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB5.2 million. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plans

In February 2007, our board of directors and our shareholders adopted our 2007 Global Share Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business. Our 2007 Global Share Plan was subsequently amended in December 2007. Ten million ordinary shares may be issued under our amended and restated 2007 Global Share Plan, or the Amended and Restated 2007 Plan.

In June 2007, our board of directors and our shareholders adopted our 2008 Global Share Plan with the same purpose as our 2007 Global Share Plan. Our 2008 Global Share Plan was subsequently amended in October 2008. Seven million ordinary shares may be issued under our amended and restated 2008 Global Share Plan, or the Amended and Restated 2008 Plan.

In September 2009, our board of directors and our shareholders adopted our 2009 Share Incentive Plan with purposes similar to our 2007 Global Share Plan and 2008 Global Share Plan. Our 2009 Share Incentive Plan was subsequently amended in October 2009 and August 2010. Fifteen million ordinary shares may be issued under our amended 2009 Share Incentive Plan, or the Amended 2009 Plan.

Plan Administration.  Our board of directors or one committee appointed by our board administers all of our option plans.

Types of Awards.  The following briefly describes the principal features of the various awards that may be granted under our Amended and Restated 2007 and 2008 Plans.

•	Options. Each option agreement must specify the exercise price. The exercise price of an option must not be less than 100% of the fair market value of the underlying shares on the option grant date, and a higher percentage may be required. The term of an option granted under the Amended and Restated 2007 and 2008 Plans must not exceed ten years from the date the option is granted, and a shorter term may be required.

•	Share Purchase Rights. A share purchase right is a right to purchase restricted shares. Each share purchase right under the Amended and Restated 2007 and 2008 Plans must be evidenced by a restricted share purchase agreement between the purchaser and us. The purchase price will be determined by the administrator. The share purchase rights will automatically expire if not exercised by the purchaser within 30 days after the grant date.

The following briefly describes the principal features of the various awards that may be granted under our Amended 2009 Plan:

•	Options. The purchase price per share under an option will be determined by a committee appointed by our board and set forth in the award agreement. The term of an option granted under the Amended 2009 Plan must not exceed ten years from the grant date, and a shorter term may be required.

•	Restricted Stock and Restricted Stock Units. An award of restricted stock is a grant of our ordinary shares subject to restrictions the committee appointed by our board may impose. A restricted stock unit is a contractual right that is denominated in our ordinary shares, each of which represents a right to receive the value of a share or a specified percentage of such value upon the terms and conditions set forth in the Amended 2009 Plan and the applicable award agreement.

•	Other Stock-based Awards. The committee is authorized to grant other stock-based awards that are denominated or payable in or otherwise related to our ordinary shares such as stock appreciation rights and rights to dividends and dividend equivalents. Terms and conditions of such awards will be determined by the committee appointed by our board. Unless the awards are granted in substitution for outstanding awards previously granted by an entity that we acquired or combined, the value of the consideration for the ordinary shares to be purchased upon the exercise of such awards shall not be less than the fair market value of the underlying ordinary shares on the grant date.

Vesting Schedule.  As of the date of this annual report, we have entered into option agreements and restricted stock award agreements respectively under our Amended and Restated 2007 and 2008 Plans and our Amended 2009 Plan. Pursuant to each option agreement, 50% of the options granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding option agreement, and 1/48 of the options shall vest each month thereafter over the next two years on the first day of each month, subject to the optionee’s continuing to provide services to us. Pursuant to each restricted stock award agreement, 50% of the restricted stock granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding restricted stock award agreement, and 1/8 of the restricted stock shall vest each six-month period thereafter over the next two years on the last day of each six-month period, subject to the grantee’s continuing to provide services to us.

Termination of the Amended and Restated 2007 and 2008 Plans and the Amended 2009 Plan.  Our Amended and Restated 2007 and 2008 Plans and our Amended 2009 Plan will terminate in 2017, 2018 and 2019, respectively. Our board of directors may amend, suspend, or terminate our Amended and Restated 2007 and 2008 Plans and our Amended 2009 Plan at any time. No amendment, alteration, suspension, or termination of these plans shall materially and adversely impair the rights of any participant with respect to an outstanding award, unless mutually agreed otherwise between the participant and the administrator.

The following table summarizes options that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans.

	Ordinary Shares
	Underlying Options	Exercise Price
Name	Awarded(1)	(US$/Share)	Date of Grant	Date of Expiration

Qi Ji	400,000	1.53	October 1, 2009	October 1, 2019
Tongtong Zhao	100,000	1.53	October 1, 2009	October 1, 2019
John Jiong Wu	100,000	1.53	October 1, 2009	October 1, 2019
Yan Huang	*	1.53	October 1, 2009	October 1, 2019
Joseph Chow	*	3.71	July 20, 2010	July 20, 2020
Tuo (Matthew) Zhang	*	1.40/	July 1, 2007/	July 1, 2017/
		1.53/	August 3, 2009/	August 3, 2019/
		1.53	November 20, 2009	November 20, 2019
Min (Jenny) Zhang	*	1.40/	October 1, 2007/	October 1, 2017/
		1.53	November 20, 2009	November 20, 2019
Haijun Wang	*	0.50	February 4, 2007	February 4, 2017
Other individuals as a group	12,189,170	0.50-3.71	February 4, 2007 —	February 4, 2017 —
			July 20, 2010	July 20, 2020

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

(1)	Includes options to purchase an aggregate of 3,276,875 ordinary shares that have been exercised by certain officers and options to purchase an aggregate of 4,565,466 ordinary shares that have been exercised by certain employees.

6.C.  Board Practices

General

Our board of directors currently consists of six directors. Under our amended and restated memorandum and articles of association, which came into effect upon our initial public offering, our board of directors shall consist of at least two directors. Our directors shall be elected by the holders of ordinary shares. There is no shareholding requirement for qualification to serve as a member of our board of directors.

Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

We believe that each of Ms. Tongtong Zhao, Mr. John Jiong Wu, Mr. Joseph Chow and Mr. Yan Huang are an “independent director” as that term is used in NASDAQ corporate governance rules.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Board Committees

We have established two committees under the board of directors — the audit committee and the compensation committee. Each committee’s members and functions are described below. We currently do not plan to establish a nominating committee. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the NASDAQ Marketplace Rules. This home country practice of ours differs from Rule 5605(e) of the NASDAQ Marketplace Rules regarding implementation of a nominating committee, because there are no specific requirements under Cayman Islands law on the establishment of a nominating committee. We have adopted a charter for each of the board committees.

Audit Committee

Our audit committee consists of three directors, namely Mr. John Jiong Wu, Mr. Joseph Chow and Mr. Yan Huang. All of these three directors satisfy the “independence” requirements of the NASDAQ Global Market and the Securities and Exchange Commission, or the SEC regulations. In addition, our board of directors has determined that Mr. Joseph Chow is qualified as an audit committee financial expert within the meaning of the SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	selecting independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives and actions;

•	reviewing policies with respect to risk assessment and risk management;

•	reviewing our disclosure controls and procedures and internal control over financial reporting;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee

Our compensation committee consists of Mr. John Jiong Wu, Mr. Joseph Chow and Mr. Yan Huang. All of these three directors satisfy the “independence” requirements of NASDAQ Marketplace Rules and the SEC regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation for our senior executives;

•	reviewing and evaluating our executive compensation and benefits policies generally;

•	reporting to our board of directors periodically;

•	evaluating its own performance and reporting to our board of directors on such evaluation;

•	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

6.D.  Employees

We had 5,550, 6,181 and 7,801 employees as of December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, 3,068 of our employees were contracted through a third-party human resources company. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E.  Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 28, 2011 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

	Ordinary Shares
	Beneficially Owned(1)
	Number		%

Directors and Executive Officers:
Qi Ji	115,002,649	(2)	47.7
Tongtong Zhao	38,280,000	(3)	15.9
John Jiong Wu	9,633,333		4.0
Min Fan	22,049,446	(4)	9.1
Yan Huang	—		—
Joseph Chow	—		—
Tuo (Matthew) Zhang	*		*
Min (Jenny) Zhang	*		*
Chang Su	*		*
Haijun Wang	*		*
All Directors and Executive Officers as a Group	153,721,053	(5)	64.0
Principal Shareholders:
Winner Crown Holdings Limited	80,002,649	(6)	33.2
East Leader International Limited	38,280,000	(7)	15.9
Ctrip.com International, Ltd.	22,049,446	(8)	9.1
FMR LLC	20,975,892	(9)	8.7

*	Less than 1%.

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days after March 28, 2011. Percentage of beneficial ownership of each listed person or group prior to this offering is based on (i) 241,179,223 ordinary shares outstanding as of March 28, 2011, and (ii) the ordinary shares underlying share options exercisable by such person within 60 days after March 28, 2011.

(2)	Includes (i) 80,002,649 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members, are the beneficiaries, (ii) 15,000,000 ordinary shares held by East Leader International Limited, or East Leader, a British Virgin Islands company, over which Mr. Ji has voting power pursuant to a power of attorney dated February 25, 2010, and (iii) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares, 930,000 ADSs representing 3,720,000 ordinary shares and 280,000 ordinary shares held by East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated March 29, 2011 East Leader is wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Bank Sarasin Nominees (CI) Limited, as nominee for Sarasin Trust Company Guernsey Limited, or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tongtong Zhao and her family members, are the beneficiaries.

(3)	Includes 16,760,000 ordinary shares, 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares and 1,380,000 ADSs representing 5,520,000 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Bank Sarasin Nominees (CI) Limited, as nominee for Sarasin Trust Company Guernsey Limited, or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tongtong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader.

(4)	Includes (i) 7,202,482 ordinary shares that Ctrip purchased from us, (ii) an aggregate of 11,646,964 of our ordinary shares that Ctrip purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 800,000 ADSs representing 3,200,000 ordinary shares that Ctrip subscribed in our initial public offering. By virtue of being a director and the chief executive officer and president of Ctrip, Mr. Fan may be deemed to beneficially own an aggregate of 22,049,446 ordinary shares. Mr. Fan disclaims beneficial ownership of the shares beneficially owned by Ctrip except to the extent of his pecuniary interests therein. Mr. Fan’s business address is 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(5)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 28, 2011 held by all of our directors and executive officers as a group.

(6)	Winner Crown is a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji, our founder and executive chairman, and his family members, are the beneficiaries. Mr. Ji is the sole director of Winner Crown. The address of Winner Crown is Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(7)	East Leader is a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Bank Sarasin Nominees (CI) Limited, as nominee for Sarasin Trust Company Guernsey Limited, or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tongtong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader. The address of East Leader is P.O. Box 957, Offshore Incorporations Centre, Road Town,Tortola, British Virgin Islands.

(8)	Includes (i) 7,202,482 ordinary shares that Ctrip purchased from us, (ii) an aggregate of 11,646,964 of our ordinary shares that Ctrip purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 800,000 ADSs representing 3,200,000 ordinary shares that Ctrip subscribed in our initial public offering. Ctrip is a Cayman Islands company and its address is 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(9)	Based on the Schedule 13G filed with the SEC on February 14, 2011. FMR LLC’s principal business office is 82 Devonshire Street, Boston, Massachusetts 02109. Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 19,527,580 of our ordinary shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. FIL Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a qualified institution under Rule 13d-1(b)(1)(ii) under the Securities Exchange Act of 1934 providing investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors, is the beneficial owner of 1,448,312 of our ordinary shares.

As of March 28, 2011, we had 241,179,223 ordinary shares issued and outstanding. To our knowledge, we had only one record shareholder in the United States, Citibank, N.A., which is the depositary of our ADS program and held approximately 37.0% of our total outstanding ordinary shares under our ADS program and the depositary of our restricted ADS program and held approximately 6.6% of our total outstanding ordinary shares under our restricted ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders has different voting rights from other shareholders since the closing of our initial public offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B.  Related Party Transactions

Private Placements

In August 2009, we issued 2,766,243 ordinary shares in a private placement at a price of US$1.80427 per share. The purchasers include Winner Crown, which purchased 1,982,509 shares.

Upon the completion of our initial public offering in March 2010, each Series A convertible preferred shares and Series B convertible redeemable preferred shares were converted into ordinary shares on a one-to-one basis.

Transactions with Suzhou Property

We conduct transactions in the ordinary course of our business with Lishan Property (Suzhou) Co., Ltd., or Suzhou Property, a subsidiary of Powerhill, which was owned by Mr. Qi Ji and Ms. Tongtong Zhao until January 2010 and has been wholly owned by Mr. Qi Ji since January 2010. Prior to Powerhill’s transfer in February 2007 of all of its ownership interests in HanTing Xingkong and Shanghai HanTing to us in exchange for our preferred shares, Powerhill conducted its operations through three wholly owned subsidiaries in the PRC, namely HanTing Xingkong, Shanghai HanTing and Suzhou Property. After such exchange, each of HanTing Xingkong and Shanghai HanTing became our wholly owned subsidiary while Suzhou Property remains a wholly owned subsidiary of Powerhill. See “Item 4. Information on the Company — A. History and Development of the Company.” We enter into lease agreements with Suzhou Property to lease three hotel buildings owned by Suzhou Property. We pay rents under these leases in amounts similar to what a unrelated third party would pay for such leases. In 2008, 2009 and 2010, the aggregate amount we paid for rent to Suzhou Property was RMB3.5 million, RMB3.6 million and RMB3.6 million, respectively.

Certain commercial buildings of Suzhou Property are pledged as collateral to secure our credit facility with a maximum amount of RMB172.0 million with the Industrial and Commercial Bank of China in 2008 and 2009.

Transactions with Ctrip

We conduct transactions in the ordinary course of our business with Ctrip.com International, Ltd., or Ctrip, an entity in which Mr. Qi Ji, our founder, is a co-founder, shareholder and independent director. Ctrip rendered reservation services to us to facilitate our customers in making reservations at our hotels from Ctrip’s hotel booking system. In 2008, 2009 and 2010, the aggregate commission fees of our leased-and-operated hotels paid to Ctrip.com for its reservation services amounted to RMB7.5 million, RMB9.9 million and RMB9.5 million, respectively.

In a private placement before our initial public offering in 2010, Ctrip purchased 7,202,482 ordinary shares from us and an aggregate of 11,646,964 of our ordinary shares from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited at a price equal to the initial public offering price per share. The investments by Ctrip were made pursuant to transactions exempt from registration under the Securities Act. In connection with these transactions, Ctrip was granted registration rights substantially similar to those granted to certain holders of our registrable securities under our amended and restated shareholders agreement. In addition, we have granted Ctrip the right to nominate one person to serve on our board as long as Ctrip and its affiliates continuously maintain (i) at least 5% of our total outstanding ordinary shares in the three years following the closing of our initial public offering and (ii) at least 8% of our total outstanding ordinary shares thereafter. In addition, Ctrip subscribed a total of 800,000 ADSs in our initial public offering at the initial public offering price. The ADSs issued and sold to Ctrip are on the same terms as the other ADSs being offered in our initial public offering. Ctrip and one of our competitors, Home Inns & Hotels Management Inc., share two directors between their boards.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plans” for a description of share options we have granted to our directors, officers and other individuals as a group.

7.C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

8.A.1.  See “Item 18. Financial Statements” for our audited consolidated financial statements.

8.A.2.  See “Item 18. Financial Statements” for our audited consolidated financial statements, which cover the last three financial years.

8.A.3.  See page F-2 for the report of our independent registered public accounting firm.

8.A.4.  Not applicable.

8.A.5.  Not applicable.

8.A.6.  Not applicable.

8.A.7.  Legal and Administrative Proceedings

See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

8.A.8.  Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We had never declared or paid dividends prior to December 31, 2010 and we do not have any plan to declare or pay any dividends in the near future.

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, our ADS holders will be entitled to such dividends to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends.

8.B.  Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

9.A.  Offering and Listing Details

Our ADSs have been quoted on the NASDAQ Global Market under the symbol “HTHT” since March 26, 2010. The table below sets forth, for the periods indicated, the high and low market prices and the average daily volume of trading activity on the NASDAQ Global Market for the shares represented by ADSs.

			Average Daily
	High	Low	Trading Volume
			(In thousand of ADSs)

2010
First quarter (from March 26)	$15.50	$13.49	2,192.8
Second quarter	18.58	13.81	125.3
Third quarter	25.95	14.26	102.2
Fourth quarter	27.50	19.18	285.2
October	27.50	21.67	240.1
November	24.98	20.43	317.3
December	23.98	19.18	298.2
2011
January	24.47	20.00	274.3
February	20.20	16.00	240.1
March	19.90	15.90	301.0
April (through April 4, 2011)	19.47	17.48	366.0

9.B.  Plan of Distribution

Not applicable.

9.C.  Markets

The principal trading market for our shares is the NASDAQ Global Market, on which our shares are traded in the form of ADSs.

9.D.  Selling Shareholders

Not applicable.

9.E.  Dilution

Not applicable.

9.F.  Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.  Share Capital

Not applicable.

10.B.  Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-165247) originally filed with the Securities and Exchange Commission on March 5, 2010, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on March 12, 2010.

10.C.  Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

10.D.  Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.”

10.E.  Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

PRC taxation on us

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate.

PRC taxation of our overseas shareholders

The new EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” The State Administration of Taxation issued a notice setting forth specific standards for determination of the “de facto management body” of offshore companies directly owned by PRC enterprises, but this notice does not apply to us because we are directly owned by PRC individuals. As such, it is still unclear if the PRC tax authorities would determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC “resident enterprise.”

The new EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the new EIT Law.

The new EIT Law provides that PRC “resident enterprises” are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC “resident enterprise,” we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us would be exempt from the PRC dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient. However, if we are required under the new EIT Law to pay income tax on any dividends we receive from our subsidiaries, our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

Under the new EIT Law, PRC withholding tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest and dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC withholding tax if such gain is regarded as income derived from sources within the PRC. Therefore, if we are considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered as income derived from sources within the PRC and be subject to PRC withholding tax.

Moreover, non-resident individual investors are required to pay PRC individual income tax on interest or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IITL, non-resident individual refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered as a PRC “resident enterprise” and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such dividends and gains earned by non-resident individuals may also be subject to PRC tax.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ordinary shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the People’s Republic of China and the United States, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs who is eligible for the benefits of the Treaty and is:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary, also referred to as pre-release, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends. The amount of a dividend will include any amounts withheld by us in respect of PRC taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s receipt of the dividend. The amount of any dividend income paid in RMB will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, if we are treated as a PRC “resident enterprise” under PRC tax law as discussed above under “Taxation — PRC Taxation — PRC taxation of our overseas shareholders,” PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the Treaty may be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “— PRC Taxation — PRC taxation of our overseas shareholders” for a discussion of how to obtain the applicable treaty rate. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Disposition of Ordinary Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

As described in “— PRC Taxation — PRC taxation of our overseas shareholders,” if we were deemed to be a PRC “resident enterprise” under PRC tax law, gains from dispositions of common shares or ADSs may be subject to PRC withholding tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC withholding tax. A U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat the disposition gain or loss as foreign-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC withholding tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2010 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares or ADSs exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC, a U.S. Holder could, if certain conditions are met, make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. If a U.S. Holder were to make such an election, the holder generally would recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over its adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If we were a PFIC, it is unclear whether our ordinary shares would be treated as “marketable stock” eligible for the mark-to-market election. If a U.S. Holder makes the election, the holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

A timely election to treat us as a qualified electing fund under Section 1295 of the Code would also result in alternative treatment from the general treatment for PFICs described above (which alternative treatment could, in certain circumstances, mitigate the adverse tax consequences of holding shares in a PFIC). U.S. Holders should be aware, however, that we do not intend to satisfy record-keeping and other requirements that would permit U.S. Holders to make qualified electing fund elections if we were a PFIC.

In addition, if we were a PFIC, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of ordinary shares or ADSs.

In addition, dividend payments with respect to ADSs or ordinary shares and proceeds from the sale or exchange of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.F.  Dividends and Paying Agents

Not applicable.

10.G.  Statement by Experts

Not applicable.

10.H.  Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Beginning in 2011, that deadline will be reduced to no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

10.I.  Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2010, we have no outstanding loans. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 25.4% against the U.S. dollar between July 21, 2005 and December 31, 2010. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 31, 2010 into Renminbi at the exchange rate of US$1.00 for RMB6.6000, such cash balance would have been approximately RMB6.6 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such cash balance would have decreased to RMB6.5 million as of December 31, 2010. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, consumer price index in China increased by 5.9% in 2008, decreased by 0.7% in 2009 and increased by 3.3% in 2010.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities

Not applicable.

12.B.  Warrants and Rights

Not applicable.

12.C.  Other Securities

Not applicable.

12.D.  American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary, Citibank, N.A.:

Service	Fees

• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary (U.S. 2¢ per ADS for the year of 2010)

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary banks by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary banks and by the brokers (on behalf of their clients) delivering the ADSs to the depositary banks for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary banks to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary banks charge the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary banks send invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via The Depository Trust Company (“DTC”)), the depositary banks generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges an ADS holder may be required to pay may vary over time and may be changed by us and by the depositary. An ADS holder will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2010, we have received a total of RMB8.1 million (US$1.2 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2008, 2009 and 2010.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of securities holders or the use of proceeds.

ITEM 15.	CONTROLS AND PROCEDURES

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

During 2010, to address the material weakness and control deficiencies identified by our independent registered public accounting firm in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2009:

•	we hired additional individuals with the appropriate level of U.S. GAAP and SEC reporting expertise and experience;

•	we increased our in-house expertise and reporting capabilities through regular training for our accounting personnel; and

•	we implemented additional control procedures and started to prepare an accounting policy manual.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Joseph Chow is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of Rule 5605(a)(2) of the NASDAQ Rules and Rule 10A-3 of the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics on January 27, 2010 that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our executive officers and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-165247) originally filed with the Securities and Exchange Commission on March 5, 2010, as amended. Our code of business conduct and ethics is publicly available on our website at http://ir.htinns.com/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu CPA Ltd., or Deloitte, our independent registered public accounting firm, began serving as our auditor in August 2009.

Our audit committee is responsible for the oversight of Deloitte’s work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

We paid the following fees for professional services to Deloitte for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
Services	2009	2010
	US$	US$
	(In thousands)

Audit Fees(1)	$650	$380
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	$650	$380

Note: (1) Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services. The audit fees of 2010 mainly include the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings. The audit fees of 2009 mainly represent the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in March 2010.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The NASDAQ Marketplace Rules, or the NASDAQ Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the NASDAQ Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to

U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ Rules are summarized as follows:

•	We follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2).

•	We follow home country practice that permits our board of directors not to implement a nominations committee, in lieu of complying with Rule 5605(e) of the NASDAQ Rules that requires the implementation of a nominations committee.

Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ Marketplace Rules.

In accordance with Rule 5250(d)(1) under NASDAQ Marketplace Rules, we will post this annual report on Form 20-F on our company website at http://ir.htinns.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit
Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect. (Incorporated by reference to Exhibits 3.2 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).
2.2	Registrant’s Specimen Certificate for Ordinary Shares. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

Exhibit
Number		Description of Document

2.3		Form of Deposit Agreement among the Registrant, the Depositary and all Holders and Beneficial Owners of the American Depositary Shares issued thereunder. (Incorporated by reference to Exhibits 4.3 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)
4.1		Amended and Restated 2007 Global Share Plan, amended and restated as of December 12, 2007. (Incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)
4.2		Amended and Restated 2008 Global Share Plan, amended and restated as of October 31, 2008. (Incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)
4.3		Amended and Restated 2009 Share Incentive Plan, amended and restated as of October 1, 2009. (Incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)
4.4		Amendment to the Amended and Restated 2009 Share Incentive Plan, amended as of August 26, 2010. (Incorporated by reference to Exhibit 99.2 from our report on Form 6-K filed with the Securities and Exchange Commission on July 15, 2010.)
4.5		Form of Indemnification Agreement with the Registrant’s Directors. (Incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)
4.6		Form of Employment Agreement between the Registrant and Executive Officers of the Registrant. (Incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)
4.7		Facility Agreement between China Merchants Bank and HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., dated June 19, 2009. (Incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)
4.8		Fixed Assets Loan Agreement between the Industrial and Commercial Bank of China and Shanghai HanTing Hotel Management Group, Ltd. (formerly known as Lishan Senbao (Shanghai) Investment Management Co., Ltd.), dated September 22, 2008. (Incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)
4.9		Fixed Assets Loan Contract between the Industrial and Commercial Bank of China and HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., dated January 4, 2010. (Incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)
4.10		Subscription Agreement between the Registrant and Ctrip.com International, Ltd., dated March 12, 2010. (Incorporated by reference to Exhibit 10.9 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)
4.11		Investor and Registration Rights Agreement between the Registrant and Ctrip.com International, Ltd., dated March 12, 2010. (Incorporated by reference to Exhibit 10.10 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)
8	.1*	Subsidiaries of the Registrant.
11.1		Code of Business Conduct and Ethics of the Registrant. (Incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)
12	.1*	Certification of Tuo (Matthew) Zhang, Chief Executive Officer of China Lodging Group, Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number		Description of Document

12	.2*	Certification of Min (Jenny) Zhang, Chief Financial Officer of China Lodging Group, Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23	.2*	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA LODGING GROUP, LIMITED

By:	/s/ Tuo (Matthew) Zhang
Name:     Tuo (Matthew) Zhang

Title:	Chief Executive Officer

Date: April 7, 2011

CHINA LODGING GROUP, LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2008, 2009 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA LODGING GROUP, LIMITED

We have audited the accompanying consolidated balance sheets of China Lodging Group, Limited and subsidiaries (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity (deficit) and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010 and the related financial statement schedules. These financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Lodging Group, Limited as of December 31 2009 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Group adopted FASB Accounting Standards Codification 810-10-65, “Consolidation — Overall — Transition and Open Effective Date Information” (previously Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”).

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
April 7, 2011

CHINA LODGING GROUP, LIMITED

CONSOLIDATED BALANCE SHEETS
(In Renminbi, except share data, unless otherwise stated)

	As of December 31,
	2009	2010	2010
			US$
			(Note 2)

ASSETS
Current assets:
Cash and cash equivalents	270,587,296	1,060,066,663	160,616,161
Restricted cash	500,000	1,275,000	193,182
Short-term investments	—	100,000,000	15,151,515
Accounts receivable, net of allowance of RMB675,643 and RMB778,402 in 2009 and 2010, respectively	15,157,758	21,535,528	3,262,958
Amount due from related parties	4,632,338	3,267,193	495,029
Prepaid rent	69,618,106	152,266,699	23,070,712
Inventories	8,883,092	18,290,222	2,771,246
Other current assets	28,974,813	40,176,914	6,087,411
Deferred tax assets	18,272,303	17,939,876	2,718,163

Total current assets	416,625,706	1,414,818,095	214,366,377
Property and equipment, net	1,028,266,722	1,422,432,435	215,520,066
Intangible assets, net	20,394,760	57,348,030	8,689,095
Goodwill	18,452,163	41,372,983	6,268,634
Other assets	61,170,258	79,953,202	12,114,122
Deferred tax assets	36,221,906	28,154,661	4,265,858

Total assets	1,581,131,515	3,044,079,406	461,224,152

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Long-term debt, current portion	57,000,000	—	—
Accounts payable	141,570,710	283,202,773	42,909,511
Amounts due to related parties	927,584	855,243	129,582
Salary and welfare payable	29,596,685	57,638,190	8,733,059
Deferred revenue	43,203,003	68,599,015	10,393,790
Accrued expenses and other current liabilities	89,383,392	148,925,942	22,564,536
Income tax payable	3,869,445	15.121.173	2,291,087

Total current liabilities	365,550,819	574,342,336	87,021,565
Long-term debt	80,000,000	—	—
Deferred rent	174,775,327	237,426,792	35,973,756
Deferred revenue	31,557,934	48,444,950	7,340,144
Other long-term liabilities	20,452,463	46,619,134	7,063,506
Deferred tax liabilities	6,538,231	11,936,950	1,808,629

Total liabilities	678,874,774	918,770,162	139,207,600

Commitments and contingencies (Note 18)
Mezzanine equity:
Series B convertible redeemable preferred shares (US$0.0001 par value per share; 106,000,000 and nil shares authorized as of December 31 2009 and 2010, respectively; 78,058,919 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively)	796,803,452	—	—
Equity:
Ordinary shares (US$0.0001 par value per share; 300,000,000 and 8,000,000,000 shares authorized as of December 31, 2009 and 2010, respectively; 60,948,013 and 241,151,755 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	46,490	177,687	26,922
Series A convertible preferred shares (US$0.0001 par value; 44,000,000 and nil shares authorized as of December 31, 2009 and 2010, respectively; 44,000,000 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively)	34,136	—	—
Additional paid-in capital	351,994,132	2,168,364,165	328,540,025
Accumulated deficit	(245,456,912)	(29,705,435)	(4,500,823)
Accumulated other comprehensive loss	(12,529,459)	(22,702,974)	(3,439,845)

Total China Lodging Group, Limited shareholders’ equity	94,088,387	2,116,133,443	320,626,279
Noncontrolling interest	11,364,902	9,175,801	1,390,273

Total equity	105,453,289	2,125,309,244	322,016,552

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	1,581,131,515	3,044,079,406	461,224,152

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Renminbi, except share data, unless otherwise stated)

	Year Ended December 31,
	2008	2009	2010	2010
				US$
				(Note 2)
Revenues:
Leased-and-operated hotels	797,814,566	1,288,897,954	1,707,771,170	258,753,208
Franchised-and-managed hotels	12,039,268	44,964,749	130,579,312	19,784,744

Total revenues	809,853,834	1,333,862,703	1,838,350,482	278,537,952
Less: Business tax and related taxes	45,605,227	73,671,579	99,856,772	15,129,814

Net revenues	764,248,607	1,260,191,124	1,738,493,710	263,408,138

Operating costs and expenses:
Hotel operating costs	687,364,048	1,004,472,153	1,180,202,047	178,818,492
Selling and marketing expenses	40,810,261	57,818,168	70,786,401	10,725,212
General and administrative expenses	81,665,318	83,665,425	119,988,764	18,180,116
Pre-opening expenses	108,062,318	37,821,018	111,209,577	16,849,936

Total operating costs and expenses	917,901,945	1,183,776,764	1,482,186,789	224,573,756

Income (loss) from operations	(153,653,338)	76,414,360	256,306,921	38,834,382
Interest income	3,786,416	1,870,177	15,944,832	2,415,884
Interest expenses	1,248,509	8,787,096	2,682,367	406,420
Other income	—	—	2,563,774	388,451
Foreign exchange gain (loss)	(13,883,784)	(59,677)	6,922,811	1,048,911
Change in fair value of warrants	8,536,094	—	—	—

Income (loss) before income taxes	(156,463,121)	69,437,764	279,055,971	42,281,208
Tax expense (benefit)	(23,879,778)	17,989,675	57,261,540	8,675,991

Net income (loss)	(132,583,343)	51,448,089	221,794,431	33,605,217
Less: net income attributable to noncontrolling interest	3,579,124	8,903,559	6,042,954	915,599

Net income (loss) attributable to ordinary shareholders	(136,162,467)	42,544,530	215,751,477	32,689,618

Net earnings (loss) per share:
Basic	(2.52)	0.24	1.05	0.16
Diluted	(2.52)	0.23	0.92	0.14
Weighted average number of shares used in computation:
Basic	54,071,135	57,562,440	198,517,280	198,517,280
Diluted	54,071,135	183,631,885	234,480,894	234,480,894

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(In Renminbi, except share data, unless otherwise stated)

			Series A		Additional		Accumulated Other
	Ordinary Shares		Preferred Shares		Paid-in	Accumulated	Comprehensive	Noncontrolling	Total Equity	Comprehensive
	Share	Amount	Share	Amount	Capital	Deficit	Income (loss)	Interest	(Deficit)	Income (Loss)

Balance at January 1, 2008	54,071,135	41,792	44,000,000	34,136	260,251,508	(151,838,975)	(5,667,361)	2,333,179	105,154,279
Share-based compensation	—	—	—	—	4,815,022	—	—	—	4,815,022
Capital contribution from noncontrolling interests holders	—	—	—	—	—	—	—	580,000	580,000
Acquisitions of noncontrolling interest	—	—	—	—	—	—	—	627,615	627,615
Net income (loss)	—	—	—	—	—	(136,162,467)	—	3,579,124	(132,583,343)	(136,162,467)
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(1,008,333)	(1,008,333)
Foreign currency translation adjustments	—	—	—	—	—	—	(6,826,519)	—	(6,826,519)	(6,826,519)

Balance at December 31, 2008	54,071,135	41,792	44,000,000	34,136	265,066,530	(288,001,442)	(12,493,880)	6,111,585	(29,241,279)	(142,988,986)

Issuance of ordinary shares	6,141,878	4,195	—	—	75,702,439	—	—	—	75,706,634
Issuance of ordinary shares upon exercise of option	735,000	503	—	—	3,764,755	—	—	—	3,765,258
Share-based compensation	—	—	—	—	7,955,166	—	—	—	7,955,166
Acquisitions of noncontrolling interest	—	—	—	—	(494,758)	—	—	(1,450,242)	(1,945,000)
Net income	—	—	—	—	—	42,544,530	—	8,903,559	51,448,089	42,544,530
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(2,200,000)	(2,200,000)
Foreign currency translation adjustments	—	—	—	—	—	—	(35,579)	—	(35,579)	(35,579)

Balance at December 31, 2009	60,948,013	46,490	44,000,000	34,136	351,994,132	(245,456,912)	(12,529,459)	11,364,902	105,453,289	42,508,951

Issuance of ordinary shares to Ctrip.com (Note 17)	7,202,482	4,917	—	—	150,566,886-	—	—	—	150,571,803
Issuance of ordinary shares upon initial public offering,	41,400,000	28,261	—	—	804,820,221	—	—	—	804,848,482
Conversion of Series A convertible preferred shares to ordinary shares upon completion of initial public offering	44,000,000	34,136	(44,000,000)	(34,136)	—	—	—	—	—
Conversion of Series B convertible redeemable preferred shares into ordinary shares upon completion of initial public offering	78,058,919	57,372	—	—	796,746,080	—	—	—	796,803,452
Issuance of warrants	—	—	—	—	942,292	—	—	—	942,292
Acquisitions of noncontrolling interest	—	—	—	—	(10,588,212)	—	—	(6,511,505)	(17,099,717)
Issuance of ordinary shares upon exercise of warrants	1,700,000	1,160	—	—	17,871,664	—	—	—	17,872,824
Issuance of ordinary shares upon exercise of option	7,842,341	5,351	—	—	42,335,897	—	—	—	42,341,248
Share-based compensation	—	—	—	—	13,113,341	—	—	—	13,113,341
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	10,000	10,000
Sales of partial ownership interest in one subsidiary	—	—	—	—	561,864	—	—	568,136	1,130,000
Net income	—	—	—	—	—	215,751,477	—	6,042,954	221,794,431	215,751,477
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(2,298,686)	(2,298,686)
Foreign currency translation adjustments	—	—	—	—	—	—	(10,173,515)	—	(10,173,515)	(10,173,515)

Balance at December 31, 2010	241,151,755	177,687	—	—	2,168,364,165	(29,705,435)	(22,702,974)	9,175,801	2,125,309,244	205,577,962

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Renminbi, except share data, unless otherwise stated)

	Year Ended December 31,
	2008	2009	2010	2010
				US$
				(Note 2)

Operating activities:
Net income (loss)	(132,583,343)	51,448,089	221,794,431	33,605,217
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	4,815,022	7,955,166	13,113,341	1,986,870
Depreciation and amortization	90,835,965	145,571,393	171,538,603	25,990,697
Deferred taxes	(34,126,710)	7,957,146	9,227,695	1,398,136
Bad debt expenses	423,368	1,252,275	102,759	15,570
Change in the fair value of warrants	(8,536,094)	—	—	—
Deferred rent	92,123,365	36,567,889	70,761,328	10,721,413
Impairment loss	—	1,947,873	—	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(8,891,721)	(2,848,180)	(6,480,529)	(981,898)
Prepaid rent	(35,792,771)	6,528,111	(82,648,593)	(12,522,514)
Inventories	(12,823,253)	13,767,424	(9,407,130)	(1,425,323)
Amount due from related parties	—	374,203	1,365,145	206,840
Other current assets	2,133,771	(16,873,489)	(13,403,682)	(2,030,861)
Other assets	(18,280,632)	(8,694,549)	(17,840,652)	(2,703,129)
Accounts payable	(8,938,700)	4,254,720	3,477,749	526,932
Amount due to related parties	668,275	(581,276)	(72,341)	(10,961)
Salary and welfare payables	20,023,538	(4,158,285)	28,041,505	4,248,713
Deferred revenue	25,032,969	42,612,045	42,283,028	6,406,519
Accrued expenses and other current liabilities	3,125,029	(1,994,232)	16,290,019	2,468,185
Income tax payable	2,120,195	(1,259,217)	11,251,728	1,704,807
Other long-term liabilities	4,934,203	12,512,907	9,731,779	1,474,512

Net cash provided by (used in) operating activities	(13,737,524)	296,340,013	469,126,183	71,079,725

Investing activities:
Purchases of property and equipment	(469,501,431)	(263,775,540)	(397,251,769)	(60,189,662)
Purchases of intangibles	(848,077)	(1,005,300)	(7,629,735)	(1,156,020)
Amount received as a result of government zoning	—	3,280,000	—	—
Acquisitions, net of cash received	(1,619,753)	—	(9,653,000)	(1,462,576)
Collection of amount due from related parties	2,327,032	377,139	—	—
Purchase of short-term investments	—	—	(430,000,000)	(65,151,515)
Proceeds from sales of short-term investments	—	—	330,000,000	50,000,000
Decrease (increase) in restricted cash	18,052,764	5,097,087	(775,000)	(117,424)

Net cash used in investing activities	(451,589,465)	(256,026,614)	(515,309,504)	(78,077,197)

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In Renminbi, except share data, unless otherwise stated)

	Year Ended December 31,
	2008	2009	2010	2010
				US$
				(Note 2)

Financing activities:
Proceeds from issuance of ordinary shares	—	54,945,161	959,103,724	145,318,746
Ordinary share issuance costs, net of exisiting shareholder reimbursements	—	—	3,930,236	595,490
Net proceeds from issuance of Series B preferred shares	270,804,804	—	—	—
Net proceeds from exercise of warrants	74,274,859	—	17,872,824	2,708,004
Net proceeds from issuance of ordinary shares upon exercise of option	—	3,765,258	41,124,859	6,231,039
Proceeds from short-term debt	262,200,000	150,000,000	—	—
Repayment of short-term debt	(220,000,000)	(230,000,000)	—	—
Proceeds from long-term debt	30,000,000	142,000,000	70,000,000	10,606,061
Repayment of long-term debt	(500,000)	(34,500,000)	(207,000,000)	(31,363,637)
Funds advanced from noncontrolling interest holders	6,749,121	14,215,330	2,778,484	420,982
Repayment of funds advanced from noncontrolling interest holders	(3,483,400)	(7,930,550)	(23,715,521)	(3,593,261)
Acquisitions of noncontrolling interest	—	(1,945,000)	(17,099,717)	(2,590,865)
Proceeds from sales of partial ownership interest in one subsidiary	—	—	1,130,000	171,212
Repayment of amounts due to related parties	(402,861)	—	—	—
Contribution from noncontrolling interest holders	580,000	—	10,000	1,515
Deposits received for share subscription	105,264,538	—	—	—
Refund of deposits of share subscription	(42,000,000)	(42,503,065)	—	—
Dividend paid to noncontrolling interest holders	(1,008,333)	(2,200,000)	(2,298,686)	(348,286)
Deposits received for exercise of options	—	1,216,389	—	—

Net cash provided by financing activities	482,478,728	47,063,523	845,836,203	128,157,000

Effect of exchange rate changes on cash and cash equivalents	(7,541,319)	(35,579)	(10,173,515)	(1,541,442)
Net increase in cash and cash equivalents	9,610,420	87,341,343	789,479,367	119,618,086
Cash and cash equivalents at the beginning of the year	173,635,533	183,245,953	270,587,296	40,998,075

Cash and cash equivalents at the end of the year	183,245,953	270,587,296	1,060,066,663	160,616,161

Supplemental disclosure of cash flow information:
Interest paid	7,840,117	10,473,755	4,074,537	617,354
Income taxes paid	6,306,496	11,315,848	36,782,118	5,573,048
Supplemental schedule of non-cash investing and financing activities:
Issuance of Series B preferred shares in exchange for amounts due to related parties	13,894,400	—	—	—
Purchases of property and equipment included in payable	170,897,262	125,410,282	269,814,506	40,880,986
Issuance of ordinary shares from subscription deposit	—	20,761,473	—	—
Consideration payable for business acquisition	—	—	54,047,000	8,188,939
Purchase of intangible assets included in payables	—	—	12,277,881	1,860,285
Payment of ordinary share issuance costs through utilization of prepayment and amount included in payables	—	—	7,613,675	1,153,587
Reimbursement of government zoning included in receivables	—	—	4,400,000	666,667
Issuance of ordinary shares upon exercise of options from subscription deposit	—	—	1,216,389	184,301
Issuance warrant for acquisition of noncontrolling interest	—	—	7,067,187	1,070,786

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Lodging Group, Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries (the “Group) are to develop leased-and-operated and franchised-and-managed economy hotels under the “HanTing” brand in the People’s Republic of China (“PRC”).

Leased-and-operated hotels

The Group leases hotel properties from property owners and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the “HanTing” brand at the beginning of the lease, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease.

Under the lease arrangements, the Group typically receives rental holidays of three to six months and pays fixed rent on a quarterly basis for the first three or five years of the lease term, after which the rental payments may be subject to an increase every three to five years. The Group recognizes rental expense on a straight-line basis over the lease term.

As of December 31, 2009 and 2010, the Group had 173 and 243 leased-and-operated hotels in operation, respectively.

Franchised-and-managed hotels

The Group enters into certain franchise arrangements with property owners for which the Group is responsible for managing the hotels, including hiring and appointing of the general manager of each franchised-and-managed hotel. Under a typical franchise agreement, the franchisee is required to pay an initial franchise-and-management fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is typically eight years and is renewable only upon mutual agreement between the Group and the franchisee.

As of December 31, 2009 and 2010, the Group had 63 and 195 franchised-and-managed hotels in operation, respectively.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

The Group evaluates the need to consolidate certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

The entities that operate the franchised-and-managed hotels are considered variable interest entities as the franchisees do not have the ability to make decisions that have a significant impact on the success of the franchise arrangement. However, as the franchisees provide all necessary capital to finance the operation of the franchised-and-managed hotels and absorb a majority of any expected losses, the Group is not considered the primary beneficiary of those entities.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives of and impairment for property and equipment and intangible assets, valuation allowance of deferred tax assets, impairment of goodwill, share-based compensation and costs related to its customer loyalty program.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash represents bank demand deposits collateralized for certain newly established subsidiaries pending capital verification procedure of relevant PRC government authority and deposits used as security against borrowings. The capital verification approval process typically takes between three to six months.

Short-term investments

Short-term investments represent held to maturity securities and are measured at amortized cost in the consolidated balance sheets. The Group classifies investments with maturites of more than three months and less than twelve months as short-term investments.

Accounts receivable, net of allowance

Trade receivables mainly consist of franchise fee receivables, amounts due from corporate customers, travel agents and credit card receivables, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

Inventories

Inventories mainly consist of small appliances, bedding and daily consumables. Small appliances and bedding are stated at cost, less accumulated amortization, and are amortized over their estimated useful lives, generally one year, from the time they are put into use. Daily consumables are expensed when used.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

Property and equipment, net

Depreciation and amortization of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

Leasehold improvements	Shorter of the lease term or their estimated useful lives
Buildings	40 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and depreciation commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statement of operations as the difference between the net sales proceeds and the carrying amount of the underlying asset.

Intangible assets, net and unfavorable lease

Intangible assets consist primarily of favorable leases acquired in business combinations and, to a lesser extent, purchased software. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including favorable lease agreements existing as of the date of acquisition, are recognized and measured at fair value upon acquisition. Favorable lease agreements from business combination transactions are amortized over the remaining operating lease term. Unfavorable lease agreements from business combination transactions are recognized as other long-term liabilities and amortized over the remaining operating lease term.

Purchased software is stated at cost less accumulated amortization.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performs its annual goodwill impairment test on November 30.

In 2009, the Group recognized goodwill impairment of RMB1,097,975 in connection with demolition of a leased-and-operated hotel (Note 4). No goodwill was impaired during the years ended December 31, 2008 or 2010 as a result of the Group’s annual impairment test.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. In 2009, the Group recognized a long-lived asset impairment charge of RMB849,898 in connection with demolition of a leased-and-operated hotel (Note 4). There was no impairment charge recognized during the years ended December 31, 2008 or 2010.

Accruals for customer loyalty program

The Group invites its customers to participate in a customer loyalty program. Typically, a one-time membership fee is charged for new members. The membership has an unlimited life, but automatically expires after three years in the event of non-use for memberships granted prior to January 1, 2010. Memberships granted subsequent to January 1, 2010 expire after two years of non-use. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts within two years after the points are earned. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as sales and marketing expense in the accompanying consolidated statements of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. Prior to February 2009, the Group recorded estimated liabilities for all points earned by its customers as the Group did not have sufficient historical information to determine point forfeitures or breakage. The Group, with accumulated knowledge on reward points redemption and expiration, began to apply historical redemption rates in estimating the costs of points earned from March 2009 onwards. As of December 31, 2009 and 2010, the accruals for estimated liabilities under the customer loyalty program amounted to RMB1,875,817 and RMB 4,119,941, respectively.

Deferred revenue

Deferred revenue generally consists of non-refundable advances received from customers for rental of rooms, initial franchise-and-management fees received prior to the Group fulfilling its commitments to the franchisee, and cash received for membership fees.

Revenue recognition

Revenue is primarily derived from hotel operations, including the rental of rooms, food and beverage sales and souvenir sales from leased-and-operated hotels administrated under the Group’s brand names. Revenue is recognized when rooms are occupied and food and beverages and souvenirs are sold.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are primarily required to pay (i) an initial one-time franchise-and-management fee, and (ii) continuing franchise-and — management fees, which mainly consist of (a) on-going management and service fees mainly based on a certain percentage of the room revenues of the franchised hotels, and (b) system maintenance, support fees and central reservation system usage fee. The one-time franchise-and-management fee is recognized when the franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. The ongoing management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. The system maintenance, support fee and central reservation system usage fee is recognized when services are provided.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

In addition, the Group accounts for certain reimbursements (primarily salaries and related charges) mainly related to the hotels under the franchise program as revenue. Reimbursement revenue is recognized when the underlying reimbursable costs are incurred.

Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership terms of different membership levels. Such term is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to relfect changes in memebership retention. Effective October 1, 2010, the Group prospectively revised the estimated membership term from three to five years to two to five years to more closely reflect the expected membership retention. The effect of this change in accounting estimate was immaterial for the year ended December 31, 2010. Revenues recognized from the customer loyalty program were RMB3,519,801, RMB11,725,530 and RMB22,632,679 for the years ended December 31, 2008, 2009 and 2010, respectively.

Business tax and related taxes

The Group is subject to business tax, education surtax and urban maintenance and construction tax, on the services provided in the PRC. Such taxes are primarily levied based on revenue at applicable rates and are recorded as a reduction of revenues.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of operations as incurred, and amounted to RMB10,749,093, RMB20,205,909 and RMB18,217,173 for the years ended December 31, 2008, 2009 and 2010, respectively.

Government grants

Unrestricted government subsidies from local governmental agencies allowing the Group full discretion to utilize the funds were RMB1,218,390, RMB2,446,277 and RMB4,033,964 for the years ended December 31, 2008, 2009 and 2010, respectively, which were recorded as a reduction of general and administrative expenses in the consolidated statements of operations.

Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at present value of minimum lease payments or fair value of the asset, whichever is less. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets or the lease term, whichever is less. Operating lease costs are expensed as incurred. All leases are currently classified as operating leases.

Capitalization of interest

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. The interest expense incurred for the years ended December 31, 2008, 2009 and 2010 was RMB7,588,008, RMB10,419,106 and RMB4,074,537, of which RMB6,339,499, RMB1,632,010 and RMB1,392,170 was capitalized as additions to assets under construction, respectively.

Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Group, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Foreign currency translation and comprehensive income (loss)

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in equity (deficit) and comprehensive income (loss).

The financial records of the Group’s subsidiaries are maintained in local currencies, RMB, which is the functional currency.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment and accounts receivable. All of the Group’s cash and cash equivalents are held with financial institutions that Group management believes to be high credit quality.

The Group’s held-to-maturity securities are issued by a financial institution with high credit ratings. The Group conducts credit evaluations on its group and agency customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Fair value

The Group defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2010. The carrying values of financial instruments, which consist of cash, restricted cash, short-term investments, accounts receivable, accounts payable, and short-term debt, are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

Warrants

The Group records warrants convertible into mezzanine equity securities and ordinary shares as liabilities and adjusts the carrying amount of such liabilities to fair value at each reporting date. The Group recorded a charge for the change in fair value in the warrant liability of RMB8,536,094, nil and nil for the years ended December 31, 2008, 2009 and 2010.

Share-based compensation

The Group recognizes share-based compensation in the statement of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended December 31, 2008, 2009 and 2010, the Group recognized share-based compensation expense of RMB4,815,022, RMB7,955,166 and RMB13,113,341, respectively, which was classified as follows:

	At December 31,
	2008	2009	2010

Hotel operating costs	115,576	523,208	1,554,907
Selling and marketing expenses	178,090	465,239	778,268
General and administrative expenses	4,521,356	6,966,719	10,780,166

Total	4,815,022	7,955,166	13,113,341

Earnings (Loss) per share

The Group has determined that Series A convertible preferred shares and Series B convertible redeemable preferred shares are participating securities as each participates in the undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing earnings per share. Under this method, net income (loss) applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period. Losses are not allocated to the participating securities. Diluted earnings (loss) per share is computed using the more dilutive of the two-class method or the if-converted method. The preferred shares have been converted into ordinary shares upon the completion of the Group’s initial public offering (“IPO”) in March 2010. The two-class method of computing earning (loss) per share ceased to apply on the conversion date.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

Segment reporting

The Group operates and manages its business as a single segment. The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.

Recently issued accounting pronouncements

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. The Group does not expect that the adoption of ASU 2010-28 will have a material impact on its financial position, results of operations, or cash flows.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 will not impact the Group’s financial position, results of operations, or cash flows, as its requirements only pertain to financial statement footnote disclosure.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6000, on December 31, 2010, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2010, or at any other rate.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

3.	ACQUISITIONS

(i) During the years ended December 31, 2010, the Group acquired nine individual hotels in the leased-and-operated hotel business for total cash consideration of RMB63,733,000. The business acquisitions were accounted for under the purchase method of accounting.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2010	Amortization period

Cash	33,000
Property and equipment	25,549,876	5-10 years
Favorable lease	20,800,000	remaining lease term
Deferred tax assets	229,304
Goodwill	22,920,820
Unfavorable lease	(1,600,000)	remaining lease term
Franchise agreements	600,000	remaining franchise agreement term
Deferred tax liabilities	(4,800,000)

Total	63,733,000

(ii) In 2009 and 2010, the Group acquired noncontrolling interests in five and four existing subsidiaries, respectively. The aggregate consideration for these acquisitions was comprised of the following:

	2009	2010

Cash consideration	1,945,000	17,099,717
Fair value of warrants	—	7,067,187

Total consideration	1,945,000	24,166,904

The warrant provides the holder with the ability to purchase 1,500,000 ordinary shares of the Company at an exercise price of US$1.54 per share. The fair value of the warrants was determined by the Group using generally accepted valuation methodologies, including the discounted cash flow approach which incorporates certain assumptions including the financial results, growth trends, terminal value and discount rate of the Group, to derive the total equity value of the Group.

The acquisitions of the noncontroling interests were accounted for as equity transactions. The difference between the purchase consideration and the related carrying value of the noncontrolling interests of RMB494,758 and RMB17,655,399 were recorded as a reduction of additional paid-in capital during the years ended December 31, 2009 and 2010, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2009	2010

Cost:
Buildings	11,859,649	11,859,649
Leasehold improvements	1,096,753,728	1,479,969,514
Furniture, fixtures and equipment	182,790,955	249,064,786
Motor vehicles	191,967	5,798

	1,291,596,299	1,740,899,747
Less: Accumulated depreciation	(277,529,412)	(441,053,871)

	1,014,066,887	1,299,845,876
Construction in progress	14,199,835	122,586,559

Property and equipment, net	1,028,266,722	1,422,432,435

Depreciation expense was RMB89,058,919, RMB143,675,927 and RMB167,490,246 for the years ended December 31, 2008, 2009 and 2010, respectively.

In 2009, the Group demolished one leased-and-operated hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB3,752,736, favorable lease agreement of RMB377,162 and goodwill of RMB1,097,975 associated with this hotel and recognized an impairment loss of RMB1,947,873, which is net of RMB3,280,000 cash received.

In 2010, the Group demolished one leased-and-operated hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB3,993,924 associated with this hotel and recognized a gain of RMB406,076, which is net of reimbursements receivable of RMB4,400,000, which have been included as a component of other current assets in the consolidated balance sheet as of December 31, 2010.

As of December 31, 2010, the Group has been formally notified by local government authorities that three additional leased-and-operated hotels of the Group will likely be demolished due to local government zoning requirements. The aggregate carrying amount of property and equipment at the hotels was RMB13,781,344 as of December 31, 2010. None of the hotels have recorded intangible assets or goodwill. The Group has not recognized any impairment as expected cash flows from the hotels’ operations prior to demolition and expected amounts to be received as a result of the demolition will likely exceed the carrying value of such assets. The Group estimated amounts to be received based on the relevant PRC laws and regulations, terms of the lease agreements, and the prevailing market practice.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

5.	INTANGIBLE ASSETS, NET AND UNFAVORABLE LEASE

Intangible assets, net consist of the following:

	As of December 31,
	2009	2010

Favorable lease agreements	21,538,254	61,309,117
Purchased software	3,985,377	4,922,130

Total	25,523,631	66,231,247
Less: Accumulated amortization	(5,128,871)	(8,883,217)

Total	20,394,760	57,348,030

Unfavorable lease

	As of December 31,
	2009	2010

Unfavorable lease agreements	2,323,897	3,923,897
Less: Accumulated amortization	(788,913)	(1,094,902)

Unfavorable lease agreements, net	1,534,984	2,828,995

The values of favorable lease agreements were determined based on the estimated present value of the amount the Group has avoided paying as a result of entering into the lease agreements. Unfavorable lease agreements were determined based on the estimated present value of the acquired lease that exceeded market prices and are recognized as other long-term liabilities. The value of favorable and unfavorable lease agreements is amortized using the straight-line method over the remaining lease term.

Amortization expense of intangible assets for the years ended December 31, 2008, 2009 and 2010 amounted to RMB2,083,876, RMB2,202,295 and RMB3,754,346, respectively.

The annual estimated amortization expense for the above intangible assets and unfavorable lease for the following years is as follows:

	Amortization for	Amortization for
	Intangible Assets	Unfavorable Lease	Net Amortization

2011	5,738,649	(452,732)	5,285,917
2012	5,735,388	(452,732)	5,282,656
2013	5,689,726	(354,082)	5,355,644
2014	5,564,583	(313,709)	5,250,874
2015	5,466,218	(304,854)	5,161,364
Thereafter	29,153,466	(950,886)	28,202,580

	57,348,030	(2,828,995)	54,519,035

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

6.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 were as follows:

	Gross	Accumulated	Net
	Amount	Impairment Loss	Amount

Balance at January 1, 2008	15,691,670	—	15,691,670
Increase in goodwill related to acquisitions	3,858,468	—	3,858,468
Impairment losses recognized	—	—	—

Balance at December 31, 2008	19,550,138	—	19,550,138
Impairment losses recognized	—	(1,097,975)	(1,097,975)

Balance at December 31, 2009	19,550,138	(1,097,975)	18,452,163
Increase in goodwill related to acquisitions	22,920,820	—	22,920,820
Impairment losses recognized	—	—	—

Balance at December 31, 2010	42,470,958	(1,097,975)	41,372,983

7.	DEBT

The Group’s borrowings consist of the following:

	As of December 31,
	2009	2010

Borrowings:
Long-term debt, current portion	57,000,000	—

Long-term debt	80,000,000	—

Total	137,000,000	—

In January 2008, the Group entered into a one-year revolving bank credit facility under which the Group can borrow up to RMB150,000,000 during the term of the facility. This credit facility was renewed in June 2009. As of December 31, 2009, the Group had available credit facility of RMB150,000,000 for future borrowing. The weighted average interest rates for borrowings drawn under such credit facility were 6.00% and 4.98% for the years ended December 31, 2008 and 2009, respectively. This credit facility was guaranteed by Qi Ji, founder of the Group and collateralized by office buildings of the Group with a net book value of RMB9,066,880 as of December 31, 2009. The credit facility expired in 2010.

In September 2008, the Group entered a three-year credit facility under which the Group could borrow up to RMB172,000,000 during the term of the facility. As of December 31, 2009, the Group had cumulatively drawn down the credit facility of RMB 172,000,000, repaid RMB 35,000,000 and had RMB 137,000,000 outstanding under the facility, which was repaid in February 2010. The interest rate for each draw down is established on the draw-down date and is adjusted annually, based on the loan interest rate stipulated by the People’s Bank of China for the corresponding period. The weighted average interest rates for borrowings drawn under such credit facility were 7.29%, 5.72% and 5.4% for the years ended December 31, 2008, 2009 and 2010, respectively. Certain commercial buildings owned by Lishan Property (Suzhou) Co., Ltd. an entity controlled by Qi Ji (see Note 17) were pledged as collateral for the credit facility.

In January 2010, the Group entered into a three-year bank credit facility under which the Group can borrow up to RMB150,000,000 during the term of facility. Principal payments are due on each anniversary date with the amount payable being dependent upon amounts previously borrowed against the facility. As of December, 31, 2010,

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

the Group had drawn down the credit facility of RMB 70,000,000, repaid RMB 70,000,000 and had available credit facility of RMB 80,000,000 for future borrowing. The weighted average interest rate for borrowings drawn under such credit was 4.86% for the year ended December 31, 2010. The credit facility was not collateralized.

The Group had no loan covenants related to its short-term or long-term borrowings.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2009	2010

Payable for business acquisitions	—	49,684,000
Business taxes and other subcharge payables	12,471,140	18,961,505
Accrual for customer loyalty program	1,875,817	4,119,941
Payable to noncontrolling interest holders	31,452,902	10,515,865
Other payables	11,108,184	19,849,818
Accrued rental	11,562,013	15,379,302
Accrued utilities	12,235,690	13,914,181
Other accrued expenses	8,677,646	16,501,330

Total	89,383,392	148,925,942

From time to time, the Group receives cash funding advanced from noncontrolling interest holders for joint venture hotels. Such advances are non-interest bearing and are payable within one year.

9.	PREFERRED SHARES, WARRANT I and WARRANT II

In February 2007, the Company issued 44,000,000 Series A convertible preferred shares, par value US$0.0001 per share, at issuance price of US$0.50 per share.

On June 20, 2007, the Company issued 35,873,535 Series B convertible redeemable preferred shares, par value US$0.0001, of which 32,144,009 shares were issued for cash proceeds of RMB312,338,033 (US$41,000,004) and 3,729,526 shares were issued upon the conversion of convertible notes and accrued interest of RMB30,472,014 (US$4,000,000) and RMB331,215 (US$43,478), respectively. Total cash proceeds of RMB310,383,483 (US$40,743,434) were net of issuance costs of RMB1,954,550 (US$256,570).

In conjuction with the Series B convertible redeemable preferred shares, the Group granted Warrant I and Warrant II to purchase 13,066,670 and 3,136,001 Series B convertible redeemable preferred shares at a per share puchase price RMB10.44 (US$1.53) and RMB8.70 (US$1.28), respectively. The total fair value of Warrant I and Warrant II was RMB15,544,462.

In 2007 and June 2008, the Company issued 12,916,045 Series B convertible redeemable shares upon exercise of 8,212,044 Warrants I, 3,136,001Warrant II and 4,704,001Warrant III, which were granted in conjunction with a promissory note issued in 2007, for total consideration of RMB160,596,213 (US$22,569,454). On June 20, 2008, 4,854,626 Warrant I expired unexercised. The change of fair value of warrants was RMB8,536,094 for the year ended December 31, 2008.

In 2008, the Company issued 11,760,002, 11,760,002 and 1,306,667 Series B Shares for RMB10.44 (US$1.53) per share for total proceeds of RMB129,322,801 (US$18,000,000), RMB127,587,602 (US$18,000,000) and RMB13,894,401 (US$2,000,000), respectively, to existing ordinary and Series A shareholders.

In 2008, the Company exchanged 1,306,667 Series B Shares for a RMB13,894,400 (US$2,000,000) related party payable due to Powerhill Holdings Limited (“Powerhill”, a BVI company wholly-owned by Qi Ji and Tongtong Zhao), previously advanced to the Group for working capital purposes. No compensation expense was

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

recorded given the effective purchase price of the Series B Shares exceeded the fair value of the Series B Shares on the exchange date.

Upon the completion of the Group’s IPO in March 2010, Series A convertible preferred shares and Series B convertible redeemable preferred shares were converted into ordinary shares on a one-to-one basis.

The key terms of Series A Shares and Series B Shares (collectively the “Preferred Shares”) are as follows:

Dividends

The holders of the Preferred Shares are entitled to participate in dividends paid to holders of ordinary shares on an as-converted basis.

Voting Rights

Each ordinary share is entitled to two votes per share. A Series A Share is entitled to one one-half of the number of ordinary shares into which it is convertible (one vote per ordinary share). Each Series B Share votes on an as-if converted basis (two votes per ordinary share).

Conversion

The Preferred Shares are convertible into ordinary shares at 1:1 ratio initially, at the option of the holder at any time. The Preferred Shares are also automatically converted upon the consummation of IPO or obtaining the necessary written consent from the holders of Preferred Shares. An IPO refers to a firm commitment, underwritten IPO by the Company of its ordinary shares with (i) a market capitalization equal to no less than US$495,000,000 immediately prior to the IPO, and (ii) total offering proceeds to the Company, before deduction of selling expenses, of not less than US$50,000,000.

The conversion prices of the Preferred Shares are subject to anti-dilution adjustments and in the event the Company issues ordinary shares at a price per share lower than the applicable conversion price in effect immediately prior to such issuance. No adjustments to the conversion prices have occurred.

The Company has determined that there was no BCF attributable to the Preferred Shares as the effective conversion price of the Preferred Shares was greater than the fair value of the ordinary shares on the respective commitment dates. The Company will reevaluate whether a BCF is required to be recorded upon the modification to the effective conversion price of the Preferred Shares, if any.

Redemption

The Series A Shares are not redeemable.

The Series B Shares are redeemable at a price equal to the subscription price plus all declared but unpaid dividends at the election of the holders of a majority of such shares on or after May 1, 2012.

Liquidation Preferences

The holders of Preferred Shares have preference over holders of ordinary shares with respect to payment of dividends and distribution of assets in the event of any voluntary or involuntary liquidation, dissolution, winding up or deemed liquidation of the Company. A deemed liquidation event includes a change in control and the sale, transfer or disposition of all or substantially all of the assets of the Group. The holders of Preferred Shares will receive an amount equal to the subscription price, plus declared but unpaid dividends. Series B Shares must receive their liquidation payment prior to any such payments being made on the Series A Shares.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

Investor Put Option

The holders of Series B Shares have the right before the date of a Qualified IPO to require Qi Ji, founder and CEO of the Group, to purchase all or any portion of the Series B Shares at a per share price equal to 105% of the subscription price, upon the occurrence of certain triggering events.

10.	HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased-and-operated hotels and franchised-and-managed hotels and consist of the following:

	Year Ended December 31,
	2008	2009	2010

Rent	263,332,528	418,543,806	476,099,612
Utilities	59,476,726	90,034,744	108,208,012
Personnel cost	137,230,935	169,248,048	210,906,436
Depreciation and amortization	92,838,032	141,599,824	163,125,198
Consumable, food and beverage	82,662,332	119,055,974	145,316,505
Others	51,823,495	65,989,757	76,546,284

Total	687,364,048	1,004,472,153	1,180,202,047

11.	PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Year Ended December 31,
	2008	2009	2010

Rents	77,764,122	29,906,758	88,176,434
Personnel cost	16,401,710	3,584,149	5,214,363
Others	13,896,486	4,330,111	17,818,780

Total	108,062,318	37,821,018	111,209,577

12.	SHARE-BASED COMPENSATION

In February 2007, the Group adopted the 2007 Global Share Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2007 Global Share Plan, the Group may issue incentive awards to the Participants to purchase not more than 10,000,000 ordinary shares. In June 2007, the Group adopted the 2008 Global Share Plan which allows the Group to offer incentive awards to Participants. Under the 2008 Global Share Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In October 2008, the Group increased the maximum number of incentive awards available under the 2008 Global Share Plan to 7,000,000. In September 2009, the Group adopted 2009 Share Incentive Plan which allows the Group to offer incentive awards to Participants. Under the 2009 Share Incentive Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In July 2010, the Group increased the maximum number of incentive awards available under 2009 Global Share Plan to 15,000,000. The 2007 and 2008 Global Share Plans and 2009 Share Incentive Plan (collectively, the “Incentive Awards Plans”) contain the same terms and conditions. As of December 31, 2010, all options granted under the Incentive Awards Plans have a life of ten years and vest 50% on the second anniversary of the stated vesting commencement date with

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

the remaining 50% vesting ratably over the following two years. For the years ended December 31, 2008, 2009 and 2010, 1,948,370, 6,305,975 and 767,595 options, respectively, were granted to employees of the Group at exercise prices ranging from RMB10.44 to RMB24.57 (US$1.53 to US$3.71). As of December 31, 2010, options to purchase 10,656,829 of ordinary shares were outstanding and options to purchase 12,765,830 ordinary shares were available for future grant under the Incentive Awards Plans.

The Group records share-based compensation based on the grant date fair value of the option. When estimating the fair value of its ordinary shares, the Group has considered a number of factors, using generally accepted valuation methodologies, including the discounted cash flow approach, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preference shares and determined the fair value of the ordinary shares based on the option pricing model under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event.

The weighted-average grant date fair value for options granted during the years ended December 31, 2008, 2009 and 2010 was RMB1.84 (US$0.27), RMB6.20 (US$0.91) and RMB12.99 (US$1.96), respectively, computed using the binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Company uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2008	2009	2010

Suboptimal exercise factor	2.5	2.5	2.5 to 4.24
Risk-free interest rate	5.22 to 5.58%	3.95 to 4.58%	3.58 to 4.50%
Volatility	41.77 to 43.30%	52.33 to 55.12%	45.36 to 51.42%
Dividend yield	—	—	—
Life of option	10 years	10 years	10 years

The following table summarized the Group’s share option activity under the Option Plans:

			Weighted-
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life	Value
		US$	Years	US$

Share options outstanding at January 1, 2010	17,966,473	1.13
Granted	767,595	3.19
Forfeited/Cancelled	(234,898)	1.53
Exercised	(7,842,341)	0.79

Share options outstanding at December 31, 2010	10,656,829	1.52	8.02	41,828,190

Share options vested or expected to vest at December 31, 2010	9,903,484	1.51	7.99	38,996,578

Share options exercisable at December 31, 2010	3,241,669	1.13	6.73	14,005,507

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

As of December 31, 2010, there was RMB32,294,682 in total unrecognized compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 2.75 years.

13.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year Ended December 31,
	2008	2009	2010

Net income (loss) attributable to ordinary shareholders — basic	(136,162,467)	13,634,052	207,814,052
Amounts allocated to preferred shares for participating rights to dividends	—	28,910,478	7,937,425

Net income (loss) attributable to ordinary shareholders — diluted	(136,162,467)	42,544,530	215,751,477

Weighted average ordinary shares outstanding — basic	54,071,135	57,562,440	198,517,280
Incremental weighted-average ordinary shares from assumed exercise of share options using the treasury stock method	—	4,010,526	6,201,302
Preferred shares	—	122,058,919	29,762,312

Weighted average ordinary shares outstanding — diluted	54,071,135	183,631,885	234,480,894

Basic earnings (loss) per share	(2.52)	0.24	1.05

Diluted earnings (loss) per share	(2.52)	0.23	0.92

For the years ended December 31, 2008, 2009 and 2010, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings (loss) per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Year Ended December 31,
	2008	2009	2010

Series A convertible preferred shares	44,000,000	—	—
Series B convertible redeemable preferred shares	78,058,919	—	—
Outstanding employee options	12,677,410	11,260,935	—

Total	134,736,329	11,260,935	—

14.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

China Lodging Holdings (HK) Limited is subject to Hong Kong profit tax at a rate of 16.5% in 2008, 2009 and 2010. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

Singapore

China Lodging Holdings Singapore Pte. Ltd. is subject to Singapore corporate income tax at a rate of 17% in 2010. No Singapore profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Singapore during the years presented.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Hanting Technology (Suzhou) Co., Ltd, as a recognized software development entity located at Suzhou Industrial Park in Suzhou of PRC, is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Hanting Suzhou has not entered into the first tax profitable year as of December 31, 2010.

At December 31, 2008 and 2009, the amount of gross unrecognized tax benefits was zero. At December 31, 2010, RMB798,772 was accrued as a reduction of net income with a corresponding increase in the liability for uncertain tax positions. The group does not anticipate any significant increase to its liability for unrecognized tax benefits within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2005 through 2010 on non-transfer pricing matters, and from 2004 through 2010 on transfer pricing matters.

Tax expense (benefit) is comprised of the following:

	As of December 31,
	2008	2009	2010

Current Tax	10,246,932	10,032,529	48,033,845
Deferred Tax	(34,126,710)	7,957,146	9,227,695

Total	(23,879,778)	17,989,675	57,261,540

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2008	2009	2010

PRC statutory tax rate	25%	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	(1)%	3%	—
Effect of different tax rate of group entities operating in other jurisdictions	(2)%	1%	(2)%
Effect of change in valuation allowance	(7)%	(3)%	(1)%
Other	—	—	(1)%

Effective tax rate	15%	26%	21%

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2008, 2009 and 2010 are as follows:

	As of December 31,
	2009	2010

Deferred tax assets:
Net loss carryforward	45,046,819	22,386,789
Pre-opening expenses	1,341,553	890,558
Deferred revenue	11,346,999	18,013,520
Deferred rent	7,756,106	4,548,056
Unfavorable lease	226,677	764,780
Bad debt provision	168,911	194,601
Accrual for customer loyalty program	468,954	1,029,985
Accrued payroll	—	2,069,035
Share-based compensation	—	4,444,516
Valuation allowance	(11,861,810)	(8,247,303)

Total deferred tax assets	54,494,209	46,094,537

Deferred tax liabilities:
Favorable lease	4,100,055	9,461,063
Capitalized interest	2,438,176	2,475,887

Total deferred tax liabilities	6,538,231	11,936,950

Deferred tax assets are analyzed as:
Current	18,272,303	17,939,876
Non-Current	36,221,906	28,154,661

	54,494,209	46,094,537

Deferred tax liabilities are analyzed as:
Current	—	—
Non-current	6,538,231	11,936,950

	6,538,231	11,936,950

As of December 31, 2010, the Group had tax loss carryforwards of RMB88,629,940 which will expire between 2011 and 2015 if not used.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. The Group has considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

•	Future reversals of existing taxable temporary differences;

•	Further taxable income exclusive of reversing temporary differences and carryforwards;

•	Future taxable income arising from implementing tax planning strategies.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

The Group has also considered specific known trend of profits expected to be reflected for a company operating in the hotel industry. The Group believes it is more-likely-than-not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2009 and 2010. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

In accordance with the New EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. As the Group plans to permanently reinvest the PRC entities’ undistributed earnings, no dividend withholding tax has been accrued.

15.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB23,289,780, RMB26,711,472 and RMB29,611,006 for the years ended December 31, 2008, 2009 and 2010, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

16.	RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB550,512, RMB3,091,071 and RMB11,186,409 as of December 31 2008, 2009 and 2010, respectively. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB1,853,257,884 at December 31, 2010 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2010, approximately 1,864,444,293 is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

17.	RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group because they are affiliates of the Group under the common control of the Group’s major shareholder. The related parties only act as service providers and lessors to the Group and there is no other relationship wherein the Group has the ability to exercise significant

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

influence over the operating and financial policies of these parties. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Nature of the Party	Relationship with the Group

Lishan Property (Suzhou) Co., Ltd. (“Suzhou Property”)	Commercial leasing business	Controlled by Qi Ji
Ctrip.com International, Ltd. (“Ctrip.com”)	Online travel services provider	Qi Ji is a director
Powerhill Holding Limited. (“Powerhill”)	Investment Company	Controlled by Qi Ji
Winner Crown Holdings Limited. (“Winner Crown”)	Investment Company	Controlled by Qi Ji
Qi Ji	Founder	Founder

(a)	Related party balances

Amounts due from related parties are comprised of a loan to Suzhou Property which was converted into prepayment for rent during 2009. The amounts due from related parties were unsecured and interest free.

	At December 31,
	2009	2010

Suzhou Property	4,632,338	3,267,193

Amounts due to related parties were comprised of commissions payable to Ctrip for reservation services. The amounts due to related parties were interest free and payable upon demand.

	At December 31,
	2009	2010

Ctrip.com	927,584	855,243

(b)	Related party transactions

During the years ended December 31, 2007, 2008 and 2009, related party transactions consisted of the following:

	Year Ended December 31,
	2008	2009	2010

Rental expense — Suzhou Property	3,542,963	3,613,509	3,640,386
Commission expenses — Ctrip.com	7,515,618	9,949,158	9,457,512

Certain commercial buildings of Suzhou Property were pledged as collateral for the Group’s credit facility (see Note 7).

In August 2009, the Company issued 1,982,509 ordinary shares at RMB12.32 (US$1.80) to Winner Crown for total proceeds of RMB24,432,215 (US$3,576,982).

In March 2010, the Company issued 7,202,482 ordianary shares at the price equal to the IPO price per ordianary share for the total proceeds of RMB150,571,803(US$22,057,601) to Ctrip.com.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010
(In Renminbi, except share data, unless otherwise stated)

18.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group has entered into lease agreements for certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2010 were as follows:

Year ending December 31,
2011	610,877,721
2012	668,409,013
2013	671,989,287
2014	679,771,074
2015	671,930,789
Thereafter	4,386,566,896

Total	7,689,544,780

(b)	Purchase Commitments

As of December 31, 2010, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB77,615,104, which is expected to be incurred within one year.

(c)	Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the business or financial condition.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS
(In Renminbi, except share data, unless otherwise stated)

	As of December 31,
	2009	2010	2010
			US$
			(Note 2)

Assets
Current assets:
Cash and cash equivalents	8,847,298	39,897,975	6,045,148
Amounts due from subsidiaries	13,654,400	—	—
Prepayments and other current assets	51,827,668	12,626,039	1,913,036

Total current assets	74,329,366	52,524,014	7,958,184
Other assets	—	785,243	118,976
Investment in subsidiaries	817,568,539	2,070,342,421	313,688,246

Total assets	891,897,905	2,123,651,678	321,765,406

Liabilities, mezzanine equity and equity
Current liabilities:
Deferred revenue	—	1,576,514	238,866
Accrued expenses and other current liabilities	1,006,068	818,051	123,947

Total current liabilities	1,006,068	2,394,565	362,813
Deferred revenue	—	5,123,670	776,314

Total liabilities	1,006,068	7,518,235	1,139,127

Mezzanine equity:
Series B convertible redeemable preferred shares (US$0.0001 par value per share; 106,000,000 and nil shares authorized as of December 31, 2009 and 2010, respectively; 78,058,919 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively)	796,803,452	—	—
Equity:
Ordinary shares (US$0.0001 par value per share; 300,000,000 and 8,000,000,000 shares authorized as of December 31, 2009 and 2010, respectively; 60,948,013 and 241,151,755 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	46,490	177,687	26,922
Series A convertible preferred shares (US$0.0001 par value per share; 44,000,000 and nil shares authorized as of December 31, 2009 and 2010, respectively; 44,000,000 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively)	34,136	—	—
Additional paid-in capital	351,994,132	2,168,364,165	328,540,025
Accumulated deficit	(245,456,912)	(29,705,435)	(4,500,823)
Accumulated other comprehensive loss	(12,529,459)	(22,702,974)	(3,439,845)

Total equity	94,088,387	2,116,133,443	320,626,279

Total liabilities, mezzanie equity and equity	891,897,907	2,123,651,678	321,765,406

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF OPERATIONS
(In Renminbi, except share data, unless otherwise stated)

	Year Ended December 31
	2008	2009	2010	2010
				US$
				(Note 2)

Operating costs and expenses:
Selling and marketing expenses	—	—	157,049	23,795
General and administrative expenses	7,756,402	9,663,763	13,484,508	2,043,108

Total operating costs and expenses	7,756,402	9,663,763	13,641,557	2,066,903

Loss from operations	(7,756,402)	(9,663,763)	(13,641,557)	(2,066,903)
Interest income	1,178,661	13,097	813,587	123,271
Foreign exchange loss	(10,478,098)	—	(547,167)	(82,904)
Change in fair value of warrants	8,536,094	—	—	—
Other income	—	—	3,027,717	458,745
Income (loss) in investment in subsidiaries	(127,642,722)	52,195,196	226,098,897	34,257,409

Net income (loss) attributable to ordinary share holders	(136,162,467)	42,544,530	215,751,477	32,689,618

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS
(In Renminbi, except share data, unless otherwise stated)

	Year Ended December 31,
	2008	2009	2010	2010
				US$
				(Note 2)

Operating activities:
Net income (loss)	(136,162,467)	42,544,530	215,751,477	32,689,618
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation	4,815,022	7,955,166	13,113,341	1,986,870
Change in the fair value of warrants	(8,536,094)	—	—	—
Loss (income) in investment in subsidiaries	127,642,722	(52,195,196)	(226,098,897)	(34,257,409)
Changes in operating assets and liabilities:
Deferred revenue	—	—	6,700,184	1,015,179
Prepayments and other current assets	136,564	(487,056)	(18,583,514)	(2,815,684)
Salary and welfare payable	1,075,237	(1,075,237)	—	—
Accrued expenses and other current liabilities	(2,677,694)	(264,466)	16,280	2,467

Net cash provided by (used in) operating activities	(13,706,710)	(3,552,259)	(9,101,129)	(1,378,959)

Investing activities:
Collection from amount due from subsidiaries	—	—	13,654,400	2,068,849
Investment in subsidiaries	(465,162,510)	(51,340,612)	(979,345,836)	(148,385,733)

Net cash used in investing activities	(465,162,510)	(51,340,612)	(965,691,436)	(146,316,884)

Financing activities:
Proceeds from issuance ordinary shares	—	54,945,161	959,103,724	145,318,746
Ordinary share issuance costs, net of exisiting shareholder reimbursements	—	—	3,930,236	595,490
Net proceeds from issuance of ordinary shares upon exercise of option	—	3,765,258	41,124,859	6,231,039
Net proceeds from issuance of Series B preferred shares	270,804,804	—	—	—
Net proceeds from issuance of Series B preferred shares upon warrant exercise	74,274,859	—	—	—
Net proceeds from exercise of warrants	—	—	17,872,824	2,708,004
Deposits received for share subscription	22,264,538	—	—	—
Refund of deposit for share subscription	—	(1,503,065)	—	—
Deposit received for exercise of option	—	1,006,068	—	—

Net cash provided by financing activities	367,344,201	58,213,422	1,022,031,643	154,853,279

Effect of exchange rate changes on cash and cash equivalents	(6,601,319)	(20,029)	(16,188,401)	(2,452,788)
Net increase (decrease) in cash and cash equivalents	(118,126,338)	3,330,522	31,050,677	4,704,648
Cash and cash equivalents at the beginning of the year	123,643,114	5,516,776	8,847,298	1,340,500

Cash and cash equivalents at the end of the year	5,516,776	8,847,298	39,897,975	6,045,148

Supplemental schedule of non-cash investing and financing activities:
Issuance of Series B preferred shares in exchange of advance from related party	13,894,400	—	—	—
Issuance of ordinary shares from subscription deposit	—	20,761,473	—	—
Payment of ordinary share issuance costs through utilization of prepayment and amount included in payables	—	—	7,613,675	1,153,587
Issuance of ordinary shares upon exercise of options from subscription deposit	—	—	1,216,389	184,301
Issuance warrant for acquisition of noncontrolling interest	—	—	7,067,187	1,070,786

The accompanying notes are an integral part of these consolidated financial statements

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

Note to Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04-(c) of Regulation S-X, which require condensed financial information as to the financial position, change in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of Powerhill and the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

CHINA LODGING GROUP, LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNT

	Balance at	Charge to Costs and	Charge Taken	Balance at end of
	Beginning of Year	Expenses	Against Allowance	Year
	(In Renminbi)

Allowance for doubtful accounts of accounts receivables and other receivables:
December 31, 2008	500,000	423,368	—	923,368
December 31, 2009	923,368	1,252,275	—	2,175,643
December 31, 2010	2,175,643	102,759	—	2,278,402
Valuation allowance for deferred tax assets
December 31, 2008	2,673,904	10,836,969	—	13,510,873
December 31, 2009	13,510,873	8,472,009	(10,121,072)	11,861,810
December 31, 2010	11,861,810	3,856,639	(7,471,146)	8,247,303

* * * * * *