Form 20-F
period 2011-12-31
China Lodging Group, Ltd
filed 2012-04-12
CIK 1483994

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34656

China Lodging Group, Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

No. 2266 Hongqiao Road

Changning District

Shanghai 200336

People’s Republic of China

(86) 21 6195-2011

(Address of principal executive offices)

Min (Jenny) Zhang

Chief Financial Officer

Telephone: +86-21-6195-9596

E-mail: zhangmin@htinns.com

Facsimile: +86-21-6195-9597

No. 2266 Hongqiao Road

Changning District

Shanghai 200336

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par value US$0.0001 per ordinary share	The NASDAQ Global Select Market*

*	Not for trading, but only in connection with the listing on the NASDAQ Global Select Market of American Depositary Shares representing such Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 242,604,223 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.    ☐  Yes     ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

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

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “future,” “is/are likely to,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB6.2939, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2011. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 6, 2012, the exchange rate was US$1.00 to RMB6.3052. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our company,” “our,” and “HanTing” are to China Lodging Group, Limited, a Cayman Islands company, and its predecessor entities and subsidiaries.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of operations data and selected consolidated cash flow data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with U.S. GAAP. The selected consolidated statements of operations data and selected consolidated cash flow data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	235,306	764,249	1,260,191	1,738,493	2,249,597	357,425

Operating costs and expenses(1)	(372,616)	(917,901)	(1,183,777)	(1,482,187)	(2,142,451)	(340,401)
Income (loss) from operations	(137,310)	(153,652)	76,414	256,306	107,146	17,024

Income (loss) before income taxes	(131,001)	(156,463)	69,438	279,056	142,954	22,713

Net income (loss)	(113,739)	(132,583)	51,448	221,794	118,138	18,770

Less: net income (loss) attributable to noncontrolling interest	(2,116)	3,579	8,903	6,043	3,306	525

Net income (loss) attributable to China Lodging Group, Limited	(111,623)	(136,162)	42,545	215,751	114,832	18,245

Net earnings (loss) per share:
Basic	(2.85)	(2.52)	0.24	1.05	0.47	0.08
Diluted	(2.85)	(2.52)	0.23	0.92	0.47	0.08
Net earnings (loss) per ADS(2):
Basic	(11.41)	(10.07)	0.95	4.19	1.90	0.30
Diluted	(11.41)	(10.07)	0.93	3.68	1.87	0.30
Weighted average number of shares used in computation:
Basic	45,248	54,071	57,562	198,517	241,928	241,928
Diluted	45,248	54,071	183,632	234,481	246,181	246,181

Note: (1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	14,785	4,815	7,955	13,113	15,483	2,460

(2)	Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2007, 2008, 2009, 2010 and 2011:

	As of December 31,
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	173,636	183,246	270,587	1,060,067	781,601	124,184
Restricted cash	23,650	5,597	500	1,275	1,500	238
Prepaid rent	39,934	76,146	69,618	152,267	228,087	36,239
Property and equipment, net	465,186	957,407	1,028,267	1,422,432	2,095,794	332,988
Total assets	836,045	1,432,940	1,581,131	3,044,080	3,524,950	560,058
Accounts payable	83,778	182,803	141,570	283,203	417,605	66,351
Long-term debt	—	27,500	80,000	—	—	—
Deferred rent	46,084	138,207	174,775	237,427	329,774	52,396
Deferred revenue	7,114	32,149	74,761	117,044	209,846	33,342
Total liabilities	293,062	665,378	678,875	918,770	1,269,066	201,635
Mezzanine equity	437,829	796,803	796,803	—	—	—
Total equity (deficit)	105,154	(29,241)	105,453	2,125,310	2,255,884	358,423

The following table presents a summary of our consolidated statements of cash flow for the years ended December 31, 2007, 2008, 2009, 2010 and 2011:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	(68,254)	(13,738)	296,341	469,126	458,740	72,887
Net cash used in investing activities	(284,014)	(451,589)	(256,027)	(515,310)	(734,577)	(116,713)
Net cash provided by financing activities	499,307	482,479	47,063	845,837	13,834	2,198

Exchange Rate Information

This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, conversions of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate on December 30, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 6, 2012, the daily exchange rate reported by the Federal Reserve Board was RMB6.3052 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.6058	7.8172	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 6, 2012)	6.3052	6.3021	6.3123	6.2975

(1)	Averages for a period are calculated by using the average of the exchange rates at the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Business

Our operating results are subject to conditions affecting the lodging industry in general.

Our operating results are subject to conditions typically affecting the lodging industry, which include:

•	changes and volatility in national, regional and local economic conditions in China;

•	the attractiveness of our hotels to customers, and our ability to maintain and increase sales to existing customers and attract new customers;

•	adverse weather conditions, natural disasters or travelers’ fears of exposure to contagious diseases and social unrest;

•	changes in travel patterns or in the desirability of particular locations;

•	increases in operating costs and expenses due to inflation and other factors;

•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;

•	the quality and performance of managers and other employees of our hotels;

•	the possibility that leased properties may be subject to challenges as to their compliance with the relevant government regulations; and

•	maintenance and infringement of our intellectual property.

Changes in any of these conditions could adversely affect our occupancy rates, average daily rates and revenues generated per available room, or RevPAR, or otherwise adversely affect our results of operations and financial condition.

Our business is sensitive to Chinese and global economic conditions. A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our revenues and results of operations.

Our business and operations are primarily based in China and domestic business and leisure traveler customers account for a significant majority of our revenues. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the PRC economy and travel industry. In 2008, China was affected by the disruptions to financial markets described below, and, although the Chinese economy began recovering in 2010 and has remained relatively stable since then, it is uncertain whether such recovery will continue. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The lodging industry in China is competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed.

The lodging industry in China is highly fragmented. As a limited service hotel chain we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and the convenience of the central reservation system. We primarily compete with other limited service hotel chains as well as various stand-alone lodging facilities in each of the markets in which we operate. Our main competitors include Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel chains and stand-alone limited service hotels, and certain international brands such as Super 8 and Holiday Inn Express. We also compete with one-, two- and three-star hotels, as we offer rooms with amenities comparable to many of those hotels. In some lower tier cities, we may also face competition from certain four-star hotels and boutique hotels whose price could be comparable to our HanTing Seasons Hotels. New and existing competitors may offer more competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels and result in a decrease in occupancy and average daily rates for our hotels. Competitors may also outbid us for new leased-and-operated hotel conversion sites, negotiate better terms for potential franchised-and-managed hotels or offer better terms to our existing franchised-and-managed hotel owners, thereby slowing our anticipated pace of expansion. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels.

Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or other epidemics. In 2005, 2006 and 2011, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. In April 2009, reports surfaced regarding occurrences of swine influenza and fears of a global pandemic. Cases of swine influenza were later confirmed in numerous countries, including China and other parts of Asia. In early 2003, several economies in Asia, including China, were affected by the outbreak of SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Any prolonged recurrence of such contagious disease or other adverse public health developments in China may have a material and adverse effect on our business operations. For example, if any of our employees or customers is suspected of having contracted any contagious disease while he or she has worked or stayed in our hotels, we may under certain circumstances be required to quarantine our employees that are affected and the affected areas of our premises. Losses caused by epidemics, adverse weather conditions, natural disasters and other catastrophes, including earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenues from the hotel. In that event, we might nevertheless remain obligated for any financial commitments related to the hotel.

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

Seasonality of our business and special events may cause fluctuations in our revenues, cause our ADS price to decline, and adversely affect our profitability

The lodging industry is subject to fluctuations in revenues due to seasonality and special events. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year. We typically have a lower RevPAR in the fourth quarter, as compared to the second and third quarters, due to reduced travel activities in the winter. Special events that attract large numbers of people to travel may also cause fluctuations in our operating results. For example, Expo 2010 Shanghai China, or the Shanghai Expo, drove strong demand and led to increased occupancy rates and average daily rates for our hotels in Shanghai from May 1 to October 31, 2010 and contributed to our revenue increase from 2009 to 2010. However, after the Shanghai Expo’s closing on October 31, 2010, the demand for our hotels in Shanghai for the period from November 2010 to February 2011 was lower than the comparable periods of prior years. Therefore, you should not rely on our operating or financial results for prior periods as an indication of our results in any future period. As our revenues may vary from quarter to quarter, our business is difficult to predict and our quarterly results could fall below investor expectations, which could cause our ADS price to decline. Furthermore, the ramp-up process of our new hotels can be delayed during the low season, which may negatively affect our revenues and profitability.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

Our operations commenced, through Powerhill Holdings Limited, or Powerhill, with mid-scale limited service hotels and commercial property development and management in 2005, and we began migrating to our current business of operating and managing a multi-brand limited service hotel chain in 2007. See “Item 4. Information on the Company — A. History and Development of the Company.” Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include:

•	the uncertainties associated with our ability to continue our growth while trying to achieve and maintain our profitability;

•	preserving our competitive position in the limited service hotel segment of the lodging industry in China;

•	offering innovative products to attract recurring and new customers;

•	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences and needs;

•	increasing awareness of our brand and products and continuing to develop customer loyalty; and

•	attracting, training, retaining and motivating qualified personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

Our new leased-and-operated hotels typically incur significant pre-opening expenses during their development stages and generate relatively low revenues during their ramp-up stages, which may have a significant negative impact on our financial performance.

The operation of each of our leased-and-operated hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased-and-operated hotels generally incur pre-opening expenses ranging from approximately RMB0.5 to RMB3.0 million per hotel. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, these newly opened leased-and-operated hotels may not achieve profitability during the ramp-up stage. As we continue to expand our leased-and-operated hotel portfolio, the significant pre-opening expenses incurred during the development stage and the relatively low revenues during the ramp-up stage of our newly opened leased-and-operated hotels may have a significant negative impact on our financial performance.

A significant portion of our costs and expenses may remain constant even if our revenues decline, which would adversely affect our net margins and results of operations.

A significant portion of our operating costs, including rent and depreciation and amortization, is fixed. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately. For example, the New Year and Spring Festival holiday periods generally account for a lower portion of our annual revenues than other periods, but our expenses do not vary as significantly with changes in occupancy and revenues as we need to continue to pay rent and to make regular repairs and maintenance. Therefore, our costs and expenses may remain constant even if our revenues decline, which would adversely affect our net margins and results of operations.

We may not be able to manage our planned growth, which could adversely affect our operating results.

Our hotel chain has been growing rapidly since we began migrating to our current business of operating and managing a multi-brand limited service hotel chain in 2007. We increased the number of our hotels in operation in China from 26 hotels as of January 1, 2007 to 639 hotels as of December 31, 2011, and we intend to continue to develop and operate additional hotels in different geographic locations in China. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our products and the quality of our services to ensure that our business does not suffer as a result of any deviations, whether actual or perceived. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operations.

Expansion into new geographic markets may present operating and marketing challenges that are different from those we currently encounter in our existing markets. Our expansion within existing markets may cannibalize our existing hotels in those markets and, as a result, negatively affect our overall results of operations. Our inability to anticipate the changing demands that expanding operations will impose on our management and information and operational systems, or our failure to quickly adapt our systems and procedures to the new markets, could result in losses of revenues and increases in expenses or otherwise harm our results of operations and financial condition. Expansion through the introduction of new hotel products or brands may also present operating and marketing challenges. There can be no assurance that any new hotel products or brands we introduce will be well received by our customers and become profitable, and if it becomes profitable, it will be done in a timely fashion. If a new product or brand is not well received by our customers, we may not be able to generate sufficient revenue to offset the costs and expenses, and our overall financial performance and condition may be adversely affected.

We may not be able to successfully identify, secure and develop in a timely fashion additional hotel properties under the leased-and-operated model.

We plan to open more hotels to further grow our business. Under our lease-and-operate model, we may not be successful in identifying and leasing additional hotel properties at desirable locations and on commercially reasonable terms or at all. We may also incur costs in connection with evaluating hotel properties and negotiating with property owners, including properties that we are subsequently unable to lease. In addition, we may not be able to develop additional hotel properties on a timely basis due to construction or regulatory delays. If we fail to successfully identify, secure or develop in a timely fashion additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

We may not be able to successfully compete for franchise-and-management agreements and, as a result, we may not be able to achieve our planned growth.

Our growth strategy includes expanding through franchising. We believe that our ability to compete for franchise-and-management agreements primarily depends on our brand recognition and reputation, the results of our overall operations in general and the success of the hotels that we currently franchise. Other competitive factors for franchise-and-management agreements include marketing support, capacity of the central reservation channel and the ability to operate hotels cost-effectively. The terms of any new franchise-and-management agreements that we obtain also depend on the terms that our competitors offer for those agreements. In addition, if the availability of suitable locations for new properties decreases, or governmental planning or other local regulations change, the supply of suitable properties for our franchise-and-manage model could be diminished. If the hotels that we franchise perform less successfully than those of our competitors or if we are unable to offer terms as favorable as those offered by our competitors, we may not be able to compete effectively for new franchise agreements. As a result, we may not be able to achieve our planned growth and our business and results of operations may be materially and adversely affected.

Future acquisitions may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition.

If we are presented with appropriate opportunities, we may acquire businesses or assets. Future acquisitions would expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired hotels will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions. In addition, following completion of an acquisition, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of benefits after integration and the actual cost of delivering such benefits may exceed the anticipated cost. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition.

Our legal right to lease certain properties could be challenged by property owners or other third parties or subject to government regulation.

We do not hold any land use rights with respect to the land on which our hotels are located nor do we own any of the hotel properties we operate. Instead, a substantial part of our business model relies on leases with third parties who either own or lease the properties from the ultimate property owner. We also grant franchises to hotel operators who may or may not own the hotel properties. We cannot assure you that the land use rights and other property rights with respect to properties we currently lease or franchise for our existing hotels will not be challenged. For example, as of December 31, 2011, our lessors failed to provide the property ownership certificates and/or the land use rights certificates for 86 properties that we lease for our hotel operations. While we have performed our due diligence to verify the rights of our lessors to lease such properties, we cannot assure you that our rights under those leases will not be challenged by other parties including government authorities.

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

Our lessors are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, properties used for hotel operations and the underlying land should be approved for commercial use purposes by competent government authorities. In addition, before any properties located on state-owned land with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from the competent government authorities. As of December 31, 2011, the lessors of approximately half of our executed lease agreements did not obtain the required governmental approvals. Such failure may subject the lessors or us to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to operate our leased-and-operated hotels. While many of our lessors have agreed to indemnify us against our losses resulting from their failure to obtain the required approvals, we cannot assure you that we will be able to successfully enforce such indemnification obligations against our lessors. As a result, we may suffer significant losses resulting from our lessors’ failure to obtain required approvals to the extent that we could not be fully indemnified by our lessors.

Our success could be adversely affected by the performance of our franchised-and-managed hotels.

Our success could be adversely affected by the performance of our franchised-and-managed hotels, over which we have lesser control compared to our leased-and-operated hotels. As of December 31, 2011, we franchised and managed approximately 46.2% of our hotels, and we plan to further increase the number of franchised-and-managed hotels to increase our national presence in China. Our franchisees may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our franchised-and-managed hotel operations may be diminished by factors beyond our control and franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. While we ultimately can take action to terminate franchisees that do not comply with the terms of our franchise-and- management agreements, we may not be able to identify problems and make timely responses and, as a result, our image and reputation may suffer, which may have a material adverse effect on our results of operations.

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

We incurred net losses attributable to our company of RMB111.6 million and RMB136.2 million in 2007 and 2008, respectively. Although we had net income attributable to our company of RMB42.5 million, RMB215.8 and RMB114.8 million in 2009, 2010 and 2011, respectively, as we expect our costs to increase as we continue to expand our business and operations, we may incur losses in the future. We cannot assure you that we will achieve or sustain profitability in the future.

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

We plan to retain the operation of our leased-and-operated hotels upon lease expiration through (i) renewal of existing lease or (ii) execution of a franchise-and-management agreement with the lessor. We cannot assure you, however, that we will be able to retain our hotel operation on satisfactory terms, or at all. In particular, we may experience an increase in our rent payments and cost of revenues in connection with renegotiating our leases. If we fail to retain our hotel operation on satisfactory terms upon lease expiration, our profit generated from the hotel operation may decrease in the future. If we are unable to pass the increased costs on to our customers through room rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

Interruption or failure of our information systems could impair our ability to effectively provide our services, which could damage our reputation.

Our ability to provide consistent and high-quality services and to monitor our operations on a real-time basis throughout our hotel chain depends on the continued operation of our information technology systems, including our web property management, central reservation and customer relationship management systems. Certain damage to or failure of our systems could interrupt our inventory management, affect the manner of our services in terms of efficiency, consistency and quality, and reduce our customer satisfaction.

Our technology platform plays a central role in our management of inventory, revenues, loyalty program and franchisees. We also rely on our website, call center and mobile application to facilitate customer reservations. Our systems remain vulnerable to damage or interruption as a result of power loss, telecommunications failures, operations relying on the system such as reservation and billing will have to be conducted off-line or manually, and computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and other similar events. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. Furthermore, our systems and technologies, including our website and database, could contain undetected errors or “bugs” that could adversely affect their performance, or could become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience system failures, our quality of services, customer satisfaction, and operational efficiency could be severely harmed, which could also adversely affect our reputation. In addition, our systems and technologies may become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. Steps we take to increase the reliability and redundancy of our systems may be costly, which could reduce our operating margin, and there can be no assurance that whatever increased reliability may be achievable in practice would justify the costs incurred.

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

We offer multiple hotel products that are designed to target distinct groups of customers. Our continued success in maintaining and enhancing our brand and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining our innovative and distinctive products and maintaining consistent quality of services across our hotel chain, as well as our ability to respond to competitive pressures. If we are unable to do so, our occupancy rates may decline, which could in turn adversely affect our results of operations. Our business may also be adversely affected if our public image or reputation were to be diminished by the operations of any of our hotels, whether due to unsatisfactory service, accidents or otherwise. If the value of our products or image is diminished or if our products do not continue to be attractive to customers, our business and results of operations may be materially and adversely affected.

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

We place substantial reliance on the experience and the institutional knowledge of members of our current management team. Mr. Qi Ji, our founder, executive chairman and chief executive officer, and other members of the management team are particularly important to our future success due to their substantial experiences in lodging and other consumer- service industries. Finding suitable replacements for Mr. Qi Ji and other members of our management team could be difficult, and competition for such personnel of similar experience is intense. The loss of the services of one or more members of our management team due to their departures or otherwise could hinder our ability to effectively manage our business and implement our growth strategies.

We are subject to various franchise, hotel industry, construction, hygiene, safety and environmental laws and regulations that may subject us to liability.

Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to obtain the approval from, and file initial and annual reports with, the PRC Ministry of Commerce, or the MOC, to engage in the hotel franchising business. In addition, each of our hotels is required to obtain a special industry license issued by the local public security bureau, and to comply with license requirements and laws and regulations with respect to construction permit, fire prevention, public area hygiene, food hygiene, public safety and environmental protection. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Hotel Operation.” Furthermore, new regulations may be adopted in the future to increase our compliance efforts at significant costs. Some of our hotels are not in full compliance with all of the applicable requirements. Such failure to comply with applicable construction permit, environmental, health and safety laws and regulations related to our business and hotel operation may subject us to potentially significant monetary damages and fines or the suspension of operations and development activities of our company or related hotels.

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

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include in its annual report a management report on such company’s internal control over financial reporting containing management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of such company’s internal control over financial reporting except where the company is a non-accelerated filer. We currently are an accelerated filer.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2011. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We may be liable for improper use or appropriation of personal information provided by members of our HanTing Club.

PRC laws do not prohibit us from collecting and analyzing the personal information of our HanTing Club members and we require our members to provide certain personal information to us when they register their membership. We have taken commercially reasonable measures to keep the personal information safe and have implemented a privacy policy regarding the use of such information. However, we cannot assure you that individuals with access to personal information will abide by our privacy policy or that the personal information will not be appropriated by third parties, such as hackers, which may result in the inappropriate use or release of such information and could lead to potential lawsuits from members of our HanTing Club and liability to us for not protecting their personal information.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the lodging industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount and degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

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

Inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations.

The Chinese economy has experienced rapid expansion together with rising rates of inflation and increasing salary. The salary increase could potentially increase discretionary spending on travel, but general inflation may also erode disposable incomes and consumer spending. Furthermore, certain components of our operating costs, including personnel, food, laundry, consumables and property development and renovation costs, may increase as a result of an increase in the cost of materials and labor resulting from general inflation. However, we cannot guarantee that we can pass increased costs to customers through room rate increases. This could adversely impact our business, financial condition and results of operations.

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

Rapid urbanization and changes in zoning and urban planning in China may cause, for our leased-and-operated hotels, cause our leased properties to be demolished, removed or otherwise affected and, for our franchised-and-managed hotels, our franchise-and-management agreements with franchisees to terminate

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2011 we were obligated to demolish one leased-and-operated hotel due to local government zoning requirements and, as a result, wrote off property and equipment of RMB2.4 million, and recognized a gain of RMB0.1 million, net of reimbursement of RMB2.5 million. In addition, as of December 31, 2011, we were notified by local government authorities that we may have to demolish three additional leased-and-operated hotels due to local zoning requirements. Our franchise-and-management agreements typically provide that if the franchised-and-managed hotels are demolished, the franchise-and-management agreements will terminate. In 2011, we were obligated to demolish one franchised-and-managed hotel due to local government zoning requirements. We cannot assure you that similar demolitions, termination of franchise-and-management agreements or interruptions of our hotel operations due to zoning or other local regulations will not occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

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

Our revenues and costs are mostly denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. We rely substantially on dividends paid to us by our operating subsidiaries in China. Any significant depreciation of the Renminbi against the U.S. dollar may have a material adverse effect on our revenues, and the value of, and any dividends payable on, our ADSs and ordinary shares. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, depreciation of the Renminbi against the U.S. dollar would reduce the U.S. dollar amount available to us. On the other hand, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for discussions of our exposure to foreign currency risks. In summary, fluctuation in the value of the Renminbi in either direction could have a material adverse effect on the value of our company and the value of your investment.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for our initial public offering and the listing and trading of our ADSs of the NASDAQ Global Select Market could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs; recent regulations also establish more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

In 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Overseas Listing.” While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of our initial public offering because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of domestic companies, and we started to operate our business in the PRC through foreign invested enterprises before September 8, 2006, the effective date of the New M&A Rule. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies, which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Certain recently enacted PRC laws and regulations, such as the New M&A Rule and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOC Security Review Rule, which was promulgated by the MOC in August 2011 and became effective on September 1, 2011, also established additional procedures and requirements that could make mergers and acquisitions by foreign investors more time-consuming and complex.

The New M&A Rule requires, among other things, that the MOC be notified prior to any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, were triggered. The MOC Security Review Rule requires, among other things, that any acquisition by foreign investors of PRC companies engaging in military related or certain other industries that are crucial to national security be subject to security review before consummation of such acquisition.

In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, the State Administration of Foreign Exchange, or the SAFE, promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75. SAFE later issued a series of implementation guidance, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect on July 1, 2011. There regulations require PRC residents who use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests in their PRC entities into offshore companies to register with local SAFE branches. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Offshore Financing” for discussions of the registration requirements and the relevant penalties.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2011, a total of RMB26.9 million was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities and our ability to further grant shares or share options to, and to adopt additional share incentive plans for, our directors and employees may be restricted if we or the participants of our share incentive plans fail to comply with PRC regulations relating to employee shares or share options granted by offshore special purpose companies or offshore listed companies to PRC participants.

In February 2012, the SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, which requires PRC individual participants of stock incentive plans to register with the SAFE and to comply with a series of other requirements. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.” We are an offshore listed company and as a result we and the participants of our share incentive plans who are PRC citizens or foreigners having lived within the territory of the PRC successively for at least one year, or, collectively, the PRC participants, are subject to Circular 7. We are in the process of completing the foreign exchange registration procedures and undertaking other requirements according to Circular 7. If we or the PRC participants of our share incentive plans fail to comply with Circular 7, we or the PRC participants of our share incentive plans may be subject to fines or other legal sanctions imposed by SAFE or other PRC government authorities and our ability to further grant shares or share options under our share incentive plans to, and to adopt additional share incentive plans for, our directors and employees may be restricted. Such events could adversely affect our business operations.

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

The audit report included in this annual report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the United States Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws and professional standards of the United States. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures and quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs has been and may continue to be volatile.

The market price for our ADSs has been volatile and has ranged from a low of US$12.53 to a high of US$24.35 on the NASDAQ Global Select Market in 2011. The market price is subject to wide fluctuations in response to various factors, including the following:

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

We intend to primarily rely on our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to future developments, including expansion through leased-and-operated hotels and any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

As of April 1, 2012, our founder, Mr. Qi Ji, who is also our executive chairman and chief executive officer, and our co-founders, Ms. Tongtong Zhao and Mr. John Jiong Wu, beneficially own approximately 32.7%, 15.0% and 4.0%, respectively, of our outstanding ordinary shares on an as-converted basis. See “Item 7. Major Shareholders.” The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.

ADS holders may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

4.A. History and Development of the Company

Powerhill was incorporated in accordance with the laws of the British Virgin Islands in December 2003, and commenced operation with mid-scale limited service hotels and commercial property development and management in 2005. Powerhill conducted its operations through three wholly owned subsidiaries in the PRC, namely Shanghai HanTing Hotel Management Group, Ltd., or Shanghai HanTing, HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., or HanTing Xingkong, and Lishan Property (Suzhou) Co., Ltd., or Suzhou Property. In August 2006, Suzhou Property transferred its equity interests in three leased-and-operated hotels to Shanghai HanTing in exchange for Shanghai HanTing’s equity interest in Shanghai Shuyu Co., Ltd., which was primarily engaged in the business of sub-leasing and managing real estate properties in technology parks.

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

In 2007, China Lodging began our current business of operating and managing a limited service hotel chain. Limited service hotels do not contain restaurants and all amenities are provided by the staff at the front desk or housekeeping. In 2007, we first launched our economy hotel product, HanTing Express Hotel, which targets knowledge workers and value-conscious travelers. In the same year, we introduced our mid-scale limited service hotel product, HanTing Hotel, which was subsequently rebranded as HanTing Seasons Hotel. In 2008, we launched our budget hotel product, HanTing Hi Inn. In April 2007, China Lodging acquired Yiju (Shanghai) Hotel Management Co., Ltd. from Crystal Water Investment Holdings Limited, a British Virgin Islands company wholly owned by Mr. John Jiong Wu, a co-founder of our company. In January 2008, China Lodging incorporated HanTing (Tianjin) Investment Consulting Co., Ltd. in China and in October 2008, established China Lodging Holdings (HK) Limited in Hong Kong, under which HanTing Technology (Suzhou) Co., Ltd. was subsequently established in China in December 2008.

In March 2010, we completed our initial public offering. We issued and sold 10,350,000 ADSs, representing 41,400,000 of our ordinary shares at a public offering price of US$12.25 per ADS. Our ADSs have been listed on the NASDAQ Global Select Market since March 26, 2010. Our ordinary shares are not listed or publicly traded on any trading markets.

Our principal executive offices are located at No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China. Our telephone number at this address is +86 (21) 6195-2011. Our registered office in the Cayman Islands is located at the offices of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is http://www.htinns.com. The information contained on our website is not a part of this annual report.

4.B. Business Overview

We operate a leading and fast-growing limited service hotel chain in China with leased-and-operated and franchised-and-managed models. Under the lease-and-operate model, we directly operate hotels typically located on leased properties. Under the franchise-and-manage model, we manage franchised hotels and collect fees from franchisees. We apply a consistent standard and platform across all of our hotels. As of December 31, 2011, we had 344 leased-and-operated hotels, 295 franchised-and-managed hotels, 93 leased-and-operated hotels and 185 franchised-and-managed hotels under development.

As of the date of this annual report, we offer three hotel products that are designed to target distinct groups of customers:

•	HanTing Express Hotel, our economy product which targets knowledge workers and value-conscious travelers.

•	HanTing Seasons Hotel, our mid-scale limited service hotel product which targets mid-level corporate managers and owners of small and medium enterprises.

•	HanTing Hi Inn, our budget hotel product which targets budget-constrained travelers.

As a result of our customer-oriented approach, we believe that we have developed strong brand recognition and a loyal customer base. In 2011, approximately 76% of our room nights were sold to individual and corporate members of HanTing Club, our loyalty program.

Our operations commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand limited service hotel chain in 2007. Our total revenues grew from RMB1,333.9 million in 2009 to RMB2,385.6 million in 2011. We had net income attributable to our company of RMB42.5 million, RMB215.8 million and RMB114.8 million in 2009, 2010 and 2011, respectively.

We have received many awards for our business performance, including the “Best Budget Hotel” award from China Tourism Gold List by Traveler magazine in 2011, the “Best Economy Hotel Brand of China” award at the sixth China Hotel Starlight Awards in 2011, the “Most Competitive Franchisor Brand in China in 2011 Award” from the Twelfth China Commercial Real Estate Investment Promotion Conference in 2011, the “Innovative Star Golden Horse Award” from The Founder magazine in 2011, the “Top 10 Corporate Hotel” award from Hotels China magazine in 2010, “Best Business Services” award from Qunar.com in 2010 and “Best Hotel Product Design” award from Air China in 2010.

Our Hotel Network

As of December 31, 2011, we operated 639 hotels in 100 cities in China. We have adopted a disciplined return-driven development model aimed at achieving high growth and profitability. Our hotel network covers 150 cities in 30 provinces and municipalities across China. As of December 31, 2011, we had an additional 278 hotels under development.

The following table sets forth a summary of all of our hotels as of December 31, 2011.

	Leased-and- Operated Hotels	Franchised- and- Managed Hotels	Leased-and- Operated Hotels Under Development(1)	Franchised- and-Managed Hotels Under Development(1)
Shanghai and Beijing	88	78	13	23
Other cities	256	217	80	162

Total	344	295	93	185

(1)	Include hotels for which we have entered into binding leases or franchise-and-management agreements but that have not yet commenced operations.

The following table sets forth the status of our hotels under development as of December 31, 2011.

	Pre-conversion Period(1)	Conversion Period(2)	Total
Leased-and-operated hotels	23	70	93
Franchised-and-managed hotels	70	115	185

Total	93	185	278

(1)	Includes hotels for which we have entered into binding leases or franchise-and-management agreements but of which the property has not been delivered by the respective lessors or property owners, as the case may be. The majority of these hotels are expected to commence operations by December 31, 2012.
(2)	Includes hotels for which we have commenced conversion activities but that have not yet commenced operations. The majority of these hotels are expected to commence operations by June 30, 2012.

Leased-and-operated hotels

As of December 31, 2011, we had 344 leased-and-operated hotels, accounting for approximately 53.8% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased-and-operated hotels are located on leased properties. The terms of our leases typically range from ten to 15 years. Rent is generally paid on a quarterly or biannual basis and is fixed for the first three to five years of the lease term. We are thereafter typically subject to a 3% to 5% increase every three to five years. We generally enjoy an initial two- to six-month rent-free period. Our leases usually allow for extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. As of December 31, 2011, four of our leases will expire in 2012. One of these four leases has been renewed and the other three are subject to negotiation as of April 12, 2012.

The following table sets forth the number of our leases for hotels in operation and under development due to expire in the periods indicated as of December 31, 2011.

	Number of Leases
2012	4	(1)
2013	4	(2)
2014	3
2015	14
2016	12
2017-2019	63
2020-2022	137
2023 and onward	200

Total	437

(1)	Includes one hotel whose lease has been renewed as of April 12, 2012.
(2)	Includes one hotel whose lease has been renewed as of April 12, 2012.

Franchised-and-managed hotels

As of December 31, 2011, we had 295 franchised-and-managed hotels, accounting for approximately 46.2% of our hotels in operation. Our franchisees either lease or own their hotel properties and are required to invest in the renovation of their properties according to our product standards. We manage our franchised-and-managed hotels and impose the same standards on all franchised-and-managed hotels to ensure product quality and consistency across our hotel network. We appoint and train hotel managers who are responsible for hiring hotel staff and managing daily operation. We also provide our franchisees with services such as central reservation, sales and marketing support, quality assurance inspections and other operational support and information. Our franchisees are responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses. We believe the franchise-and-manage model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

Our franchise-and-management agreements typically run for an initial term of eight years. We collect fees from our franchisees and do not bear any loss or share any profit incurred or realized by our franchisees. Our franchisees are generally required to pay us a one-time franchise-and-management fee ranging between RMB100,000 and RMB300,000. They are also responsible for all costs and expenses related to hotel construction and refurbishing. In general, we charge a monthly franchise-and-management fee of approximately 5% of the gross revenues generated by each franchised-and-managed hotel. We also collect from franchisees a reservation fee on a per-room-night basis for using our central reservation system and a membership registration fee to service customers who join our HanTing Club loyalty program at the franchised-and-managed hotels. Furthermore, we employ and appoint hotel managers for the franchised-and-managed hotels and charge the franchisees a monthly fee for services we provide.

Our hotel chain has grown rapidly since we began migrating to our current business of operating and managing a multi-brand limited service hotel chain in 2007. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2005	2006	2007	2008	2009	2010	2011
Leased-and-operated hotels	5	24	62	145	173	243	344
Franchised-and-managed hotels	—	2	5	22	63	195	295

Total	5	26	67	167	236	438	639

Our Products

We began our current business of operating and managing a multi-brand limited service hotel chain in 2007. As of the date of this annual report, we offer three hotel products that are designed to target distinct groups of customers:

•	HanTing Express Hotel, our economy product which targets knowledge workers and value-conscious travelers.

•	HanTing Seasons Hotel, our mid-scale limited service hotel product which targets mid-level corporate managers and owners of small and medium enterprises.

•	HanTing Hi Inn, our budget hotel product which targets budget-constrained travelers.

Our three hotel brands encompass the full scope of limited service hotels. We believe that our multi-brand strategy provides us with a competitive advantage by (i) enabling us to open a larger number of hotels in attractive markets, (ii) capturing a greater share of the spending of customers whose lodging needs may change from occasion to occasion or evolve over time, and (iii) providing us a greater benefit of economy of scale through shared platforms.

HanTing Express Hotel

Launched in 2007, HanTing Express Hotel is our economy hotel product with the value proposition of “Quality, Convenience and Value.” These hotels are typically located in areas close to major business and commercial districts, and are priced between RMB160 and RMB300 per room night. The HanTing Express Hotel targets knowledge workers and value-conscious travelers. These hotels have lobbies with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. Rooms are equipped with a comfortable mattress, plush buckwheat and cotton pillows, shower facilities, two outlets for free broadband Internet access, a working desk and chair, and universal and uninterruptable power sockets. As of December 31, 2011, we had 589 HanTing Express Hotels in operation and an additional 254 HanTing Express Hotels under development.

HanTing Seasons Hotel

HanTing Seasons Hotels, which were originally marketed under the name of HanTing Hotel, are typically located in city centers or central business districts. Typically priced between RMB250 and RMB400 per room night, these hotels target mid-level corporate managers and owners of small and medium enterprises. HanTing Seasons Hotels offer rooms with a quality comparable to three- and four-star hotels, but are priced at much more competitive rates. In addition, these hotels offer complimentary wireless Internet access throughout the premises, spacious lobbies with laser printers, meeting areas, and a cafe serving breakfast and simple meals. As of December 31, 2011, we had 22 HanTing Seasons Hotels in operation and an additional 15 HanTing Seasons Hotels under development.

HanTing Hi Inn

Launched in late 2008, HanTing Hi Inn hotels are typically priced between RMB100 and RMB170 per room night and target budget-constrained travelers, such as new college graduates and backpackers. These hotels offer compact rooms with comfortable beds and shower facilities and complimentary wireless Internet access throughout the premises, and provide an Internet cafe and other facilities for guests to relax and socialize. These hotels provide basic and clean accommodations with consumables being offered at affordable prices from vending machines in the common areas. As of December 31, 2011, we had 28 HanTing Hi Inn hotels in operation and an additional 9 HanTing Hi Inn hotels under development.

Hotel Development

We prefer to lease the properties of the hotels we operate rather than acquire properties ourselves, as owning properties is typically much more capital intensive. We also use the franchise-and-manage model to expand our network in a less capital-intensive manner. We have adopted a systematic process with respect to the planning and execution of new development projects. Our development department analyzes economic data by city, field visit reports and market intelligence information to identify target locations in each city and develop a three-year development plan for new hotels on a regular basis. The plan is subsequently reviewed and approved by our investment committee. Once a property is identified in the targeted location, staff in our development department analyzes the business terms and formulates a proposal for the project. In the case of a lease opportunity, the investment committee evaluates each proposed project based on several factors, including the length of the investment payback period, the rate of return on the investment, the amount of net cash flow projected during the operating period and the impact on our existing hotels in the vicinity. When evaluating potential franchising opportunities, the investment committee considers the attractiveness of the location as well as additional factors such as quality of the prospective franchisee and product consistency with HanTing standards. Our investment committee weighs each investment proposal carefully to ensure that we can effectively expand our coverage while concurrently improving our profitability.

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

Hotel Management

Our management team has accumulated significant experience with respect to the operation of limited service hotels. Building on this experience, our management team has developed a robust operational platform for our nationwide operations, implemented a rigorous budgeting process, and utilized our information systems to monitor our hotel performance. We believe the system is critical in maximizing our revenues and profitability. The following are some of the key components of our hotel management system:

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

Centralized cash management. Our leased-and-operated hotels deposit cash into our central account several times a week. We also generally centralize all payments for expenditures. Our franchised-and-managed hotels manage their cash separately.

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

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our HanTing College, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as HanTing corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. Approximately 80% of our hotel managers have received training completion certificates. Our HanTing College also rolled out a new-hire training package in October 2009 to standardize the training for hotel-based staff across our hotel chain. In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. In 2011, our hotel-based staff and corporate staff on average have received approximately 70 and 40 hours of training, respectively.

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

Internet service system (HTOnline). Our Internet service system HTOnline consists of our website (www.htinns.com), our mobile website (m.htinns.com) and our mobile apps for smart phones running iOS or Android systems. HTOnline provides our HanTing Club members and the general public with convenient, friendly and updated services, including information and search services for HanTing hotels, including location, amenities and pricing, reservation services, membership registration and management and member community services. Our mobile apps also provide location based services, including search services for nearby HanTing hotels.

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our product offerings is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2011, 96% of our room nights were sold through our own sales platforms and the remaining 4% of our room nights through intermediaries.

We use our Web-PMS system to conduct pricing management for all of our hotels. We review our hotel pricing regularly and adjust room rates as needed based on local market conditions and the specific location of each hotel, focusing mainly on two factors: (i) optimum occupancy rate of the hotel and other HanTing hotels nearby and (ii) seasonal demand for the hotel.

A key component of our marketing efforts is the HanTing Club, our loyalty program. We believe the HanTing Club loyalty program allows us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. A majority of individual members of the HanTing Club pay to enroll in the program. As of December 31, 2011, our HanTing Club had approximately 4.4 million individual members and approximately 173,000 corporate members. In 2011, approximately 66% of our room nights were sold to our individual HanTing Club members and approximately 10% to our corporate members. Members of the HanTing Club are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures and other benefits. HanTing Club members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels. These points can be redeemed for gifts or free nights in our hotels. We also have joint promotional programs with leading financial institutions and airlines to recruit new members of our loyalty program. The HanTing Club includes three levels of membership: basic, gold and platinum. The one-time membership fees we charge for the basic and gold memberships are currently RMB28 (US$4.4) and RMB198 (US$31.5), respectively. Gold memberships can be upgraded to platinum memberships upon the satisfaction of certain conditions. The HanTing Club membership card is a smart card that enables elevator and room access, easy check-in and express check-out. This smart card can also be used as pre-paid cards for in-hotel purchases.

In addition to our HanTing Club program, we introduced our E-member program in 2010 to enhance our brand awareness and to expand coverage of our customer loyalty scheme. Our E-members can register on our website free of charge and are provided with discounts on room rates for their on-line booking. They can also accumulate points, which can be redeemed for gifts or free nights in our hotels.

Our marketing activities also include Internet advertising, press and sponsored activities held jointly with our corporate partners and advertisements on travel and business magazines.

Competition

The lodging industry in China is highly fragmented. A significant majority of the room supply has come from stand-alone hotels. In recent years limited service hotel chains emerged and began to consolidate the market by converting standalone hotels into members of their hotel chains. As a limited service hotel chain we believe that we compete primarily based on location, room rates, brand recognition, the quality of accommodations, geographic coverage, service quality, range of services, guest amenities and the convenience of the central reservation system. We face competition from other domestic and international hotel operators in China. Our main competitors include Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel chains and stand-alone limited service hotels, and certain international brands such as Super 8 and Holiday Inn Express. We also compete with one-, two- and three-star hotels, as we offer rooms with amenities comparable to many of those hotels. In some lower tier cities, we may also face competition from certain four-star hotels and boutique hotels whose price could be comparable to our HanTing Seasons Hotels.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.

As of December 31, 2011, we have registered 48 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. An additional 33 trademark applications are under review by the authority. We have also registered one trademark in each of Singapore, Macau, Taiwan and Hong Kong. In addition, we have registered 25 national and international top-level domain names, including www.htinns.com and www.hantinghotels.com.

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

Regulation

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue issued by the National Development and Reform Commission and the PRC Ministry of Commerce, or the MOC, which was most recently updated on December 24, 2011. Pursuant to this regulation, there are no restrictions on foreign investment in limited service hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Relative to other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions have consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal PRC regulations currently relevant to our business and operations.

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

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulation, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, according to which, starting from May 1, 2011, hotel operators shall establish hygiene administration system and keep records of hygiene administration. In February 2009, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Safety, according to which any hotel that provides food must obtain a food service license; any food hygiene license which had been obtained prior to June 1, 2009 will be replaced by the food service license once the food hygiene license expires. To simplify licensing procedures, some cities such as Nanjing, Chengdu and Xi’an have combined the public area hygiene license and the food service license (or formerly food hygiene license) into one unified hygiene license. Pursuant to this law, hotels failing to obtain a food service license (or formerly food hygiene license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB2,000 and RMB50,000 if the value of food illegally produced is less than RMB10,000 or fines equal to 500% to 1000% of the value of food if such value is equal to or more than RMB10,000.

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

On October 18, 2010, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration approved and issued Classification and Accreditation for Star-rated Tourist Hotels (GB/T14308-2010), which became effective on January 1, 2011. On November 19, 2010, the National Tourist Administration promulgated the Implementation Measures of Classification and Accreditation for Star-rated Tourist Hotels, which became effective on January 1, 2011. Under these regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for three years.

Regulations on Leasing

Under the Law on Urban Real Estate Administration promulgated by the SCNPC, which took effect as of January 1995 and was amended in August 2007 and the Administrative Measures for Commodity House Leasing promulgated by the Ministry of Housing and Urban-rural Construction, which took effect as of February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, prescribing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest will be subordinated to an interested third party acting in good faith.

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

Regulations on Environmental Protection

In February 2012, the SCNPC issued the newly amended Law on Promoting Clean Production, which regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

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

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the MOC, and its regional counterparts. Such activities are currently regulated by the Regulations for Administration of Commercial Franchising, which was promulgated by the State Council on February 6, 2007 and became effective on May 1, 2007. The Regulations for Administration of Commercial Franchising were subsequently supplemented by the Administrative Measures for Archival Filing of Commercial Franchises, which was promulgated by the MOC on April 30, 2007 and became effective on May 1, 2007 and the newly amended Administrative Measures for Information Disclosure of Commercial Franchises, which was promulgated by the MOC on February 23, 2012 and became effective on April 1, 2012.

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

Pursuant to the Administrative Measures for Information Disclosure of Commercial Franchises, 30 days prior to the execution of franchise contracts, franchisors are required to provide franchisees with copies of the franchise contracts, as well as written true and accurate basic information on matters including:

•	the name, domiciles, legal representative, registered capital, scope of business and basic information relating to its commercial franchising;

•	basic information relating to the registered trademark, logo, patent, know-how and business model;

•	the type, amount and method of payment of franchise fees (including payment of deposit and the conditions and method of refund of deposit);

•	the price and conditions for the franchisor to provide goods, service and equipment to the franchisee;

•	the detailed plan, provision and implementation plan of consistent services including operational guidance, technical support and business training provided to the franchisee;

•	detailed measures for guiding and supervising the operation of the franchisor;

•	investment budget for all franchised hotels of the franchisee;

•	the current numbers, territory and operation evaluation of the franchisees within China;

•	a summary of accounting statements audited by an accounting firm and a summary of audit reports for the previous two years;

•	information on any lawsuit in which the franchisor has been involved in the previous five years;

•	basic information regarding whether the franchisor and its legal representative have any record of material violation; and

•	other information required to be disclosed by the MOC.

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

Regulations on Trademarks

Both the PRC Trademark Law adopted by the SCNPC in 1982 and revised in 2001 and the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 give protection to the holders of registered trademarks and trade names. The Trademark Office under the State Administration for Industry and Commerce, or the SAIC, handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office.

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

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals shall be transacted upon approval from the SAFE or its authorized branch. On February 25, 2012, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, to replace the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company. Under Circular 7, the board members, supervisors, officers or other employees, including PRC citizens and foreigners having lived within the territory of the PRC successively for at least one year of a PRC entity, who participate in stock incentive plans or equity compensation plans by an overseas publicly listed company, or the PRC participants, are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE. We and our PRC participants who have been granted stock options are subject to Circular 7. If our PRC participants who hold such options or our PRC subsidiary fail to comply with these regulations, such participants and their PRC employer may be subject to fines and legal sanctions.

Regulations on Share Capital

In October 2005, the SCNPC issued the newly amended Company Law of the People’s Republic of China, which became effective on January 1, 2006. In April 2006, the SAIC, the MOC, the General Administration of Customs and the SAFE jointly issued the Implementation Opinions on Several Issues regarding the Laws Applicable to the Administration of Approval and Registration of Foreign-invested Companies. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contribution to the registered capital of the foreign-invested company. The shareholders can make their capital contributions in cash or in kind, including in the forms of contributions of intellectual property rights or land use rights that can be valued and is transferable. Contribution to a foreign-invested company’s registered capital in cash must not be less than 30% of the total registered capital of the company. The shareholders may choose to make the contributions either in a lump sum or in installments. If the shareholders choose to make the contributions in installments, the first tranche of the contribution shall be no less than 15% of the total registered capital and shall be paid within three months of the establishment of the company and the remaining contribution shall be paid within two years of the establishment of the company. Shareholders who fail to make contribution in accordance with the schedule may be ordered by the SAIC or its regional counterpart to make contribution or reduce the registered capital within a time limit and be subject to administrative fines. A company which proposes to reduce its registered capital shall prepare a balance sheet and a list of assets. The company shall notify its creditors within 10 days from the date of resolution on reduction of registered capital and publish an announcement on the newspapers within 30 days. The creditors may, within 30 days from receipt of the notice or within 45 days from the announcement date, require the company to settle the debts or provide corresponding guarantee.

As of December 31, 2011, all the registered capital of our operating subsidiaries has been fully paid in cash, except for HanTing Technology (Suzhou) Co., Ltd., or Suzhou Technology, whose outstanding registered capital of US$20.0 million remains unpaid and became due on December 3, 2011. We submitted the application for reducing the registered capital of Suzhou Technology by US$20.0 million on December 13, 2011, got approval on this application on February 7, 2012 and updated the business license of Suzhou Technology accordingly on March 6, 2012.

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

Regulations on Offshore Financing

On October 21, 2005, the SAFE issued Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which became effective as of November 1, 2005. Under Circular 75, if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they are required to register with local SAFE branches with respect to their overseas investments in offshore companies. PRC residents are also required to file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations.

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

The SAFE issued a series of guidelines to its local branches with respect to the operational process for SAFE registration, including the Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect as of July 1, 2011. The guidelines standardized more specific and stringent supervision on the registration required by Circular 75. For example, the guidelines impose obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities in case any shareholder or beneficial owner of the offshore entity is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will lead to potential liability for the subsidiaries, and in some instances, for their legal representatives and other individuals.

Regulations on Merger and Acquisition and Overseas Listing

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

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of our initial public offering because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of domestic companies, and we started to operate our business in the PRC through foreign invested enterprises before September 8, 2006, the effective date of the New M&A Rule. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies, which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise.

Regulation on Security Review

In August 2011, the MOC promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOC Security Review Rule, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011. Under these regulations, a security review is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review, the MOC will look into the substance and actual impact of the transaction. The MOC Security Review Rule further prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of April 1, 2012.

The following table sets forth summary information for our subsidiaries as of April 1, 2012.

Major Subsidiaries	Percentage of Ownership	Date of or Acquisition	Place of Incorporation
China Lodging Holdings (HK) Limited (“China Lodging HK”)	100%	October 22, 2008	Hong Kong Special Administrative region of PRC
China Lodging Holdings Singapore Pte. Ltd. (“China Lodging Singapore”)	100%	April 14, 2010	Singapore
Shanghai HanTing Hotel Management Group, Ltd. (“Shanghai HanTing”)	100%	November 17, 2004	PRC
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd. (“Xingkong”)	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd. (“HanTing Tianjin”)	100%	January 16, 2008	PRC
Yiju (Shanghai) Hotel Management Co., Ltd. (“Yiju”)	100%	April 12, 2007	PRC
Hanting Technology (Suzhou) Co., Ltd. (“Suzhou Technology”)	100%	December 3, 2008	PRC
Hanting (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China, where we own 5,837 square meters of office space. As of December 31, 2011, we leased 344 out of our 639 hotel facilities with an aggregate size of approximately 1.5 million square meters, including approximately 43,600 square meters subleased to third parties. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

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

Overview

We operate a leading and fast-growing limited service hotel chain in China with leased-and-operated and franchised-and-managed models. Under the lease-and-operate model, we directly operate hotels typically located on leased properties. Under the franchise-and-manage model, we manage franchised hotels and collect fees from franchisees. We apply a consistent standard and platform across all of our hotels. As of December 31, 2011, we had 344 leased-and-operated hotels, 295 franchised-and-managed hotels, 93 leased-and-operated hotels under development and 185 franchised-and-managed hotels under development.

As of the date of this annual report, we offer three hotel products that are designed to target distinct groups of customers:

•	HanTing Express Hotel, our economy product which targets knowledge workers and value-conscious travelers.

•	HanTing Seasons Hotel, our mid-scale limited service hotel product which targets mid-level corporate managers and owners of small and medium enterprises.

•	HanTing Hi Inn, our budget hotel product which targets budget-constrained travelers.

As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2011, approximately 76% of our room nights were sold to individual and corporate members of HanTing Club, our loyalty program.

Our operations commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand limited service hotel chain in 2007. Our total revenues grew from RMB1,333.9 million in 2009 to RMB2,385.6 million in 2011. We had net income attributable to our company of RMB42.5 million, RMB215.8 million and RMB114.8 million in 2009, 2010 and 2011, respectively.

Specific factors affecting our results of operations

While our business is affected by factors relating to general economic conditions and the lodging industry in China (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our operating results are subject to conditions affecting the lodging industry in general.”), we believe that our results of operations are also affected by company-specific factors, including, among others:

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

•

The fixed-cost nature of our business. A significant portion of our operating costs and expenses, including rent and depreciation and amortization, is relatively fixed. As a result, an increase in our revenues achieved through higher RevPAR generally will result in higher profitability. Vice versa, a decrease in our revenues could result in a disproportionately larger decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately.

•

The number of new leased-and-operated hotels under development. Generally, the operation of each leased-and-operated hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased-and-operated hotels generally incur pre-opening expenses ranging from approximately RMB0.5 to RMB3.0 million per hotel and no revenue. During periods when a large number of new leased-and-operated hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.

•

The mix of mature leased-and-operated hotels, new leased-and-operated hotels and franchised-and-managed hotels. When a new hotel starts operation and goes through the ramp-up stage, the occupancy rate is relatively low and the room rate may be subject to discount. Revenues generated by these hotels are lower than those generated by mature hotels and may be insufficient to cover their operating costs, which are relatively fixed in nature and are similar to those of mature hotels. The lower profitability during the ramp-up stage for leased-and-operated hotels may have a significant negative impact on our financial performance. The length of ramp-up stage may be affected by factors such as hotel size, seasonality and location. On average, it takes our hotels approximately six months to ramp up. We define mature leased-and-operated hotels as those that have been in operation for more than six months. Our mature leased-and-operated hotels have been and will continue to be the main contributor to our revenues and profit.

Under the franchise-and-manage model, we generate revenues from fees we charge to each franchised-and-managed hotel while a franchisee bears substantially all the capital expenditures, pre-opening and operational expenses. The hotel operating costs relating to franchised-and-managed hotels are mainly costs for hotel managers as we hire and send them to franchise hotels.

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to react promptly to changing customer demands and market conditions.

Non-financial Key Performance Indicators

Our non-financial key performance indicators consist of (i) the change in the total number of hotels and hotel rooms in our hotel chain, (ii) RevPAR, especially RevPAR achieved by our leased-and-operated hotels and (iii) same-hotel RevPAR change.

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 236 in 2009 to 639 in 2011 and our total hotel room-nights available for sale increased from 9.1 million in 2009 to 21.5 million in 2011. The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of and for the dates and periods indicated.

	As of December 31,
	2009	2010	2011
Total hotels in operation	236	438	639
Leased-and-operated hotels	173	243	344
Franchised-and-managed hotels	63	195	295
Total hotel rooms in operation	28,360	50,438	71,621
Leased-and-operated hotels	21,658	29,888	40,514
Franchised-and-managed hotels	6,702	20,550	31,107
Total hotel room-nights available for sale	9,136,525	13,705,403	21,536,418
Leased-and-operated hotels	7,487,138	8,552,222	12,282,183
Franchised-and-managed hotels	1,649,387	5,153,181	9,254,235
Number of cities	39	65	100

RevPAR. RevPAR is a commonly used operating measure in the lodging industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offering, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. From year to year, occupancy of our portfolio may fluctuate as a result of change in the mix of mature and ramping-up hotels, as well as special event such as the Shanghai Expo in 2010. We set the room rates of our hotels primarily based on the location of a hotel, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster. From year to year, ADR of our portfolio may change due to our yield management practice, city mix change and special events such as Shanghai Expo in 2010. The following table sets forth our RevPAR, average daily room rate and occupancy rate for the periods indicated.

	Year Ended December 31,
	2009	2010	2011
RevPAR (in RMB)
Leased-and-operated hotels	165	189	167
Franchised-and-managed hotels	156	172	163
Total hotels in operation	163	183	165
Average daily room rate (in RMB)
Leased-and-operated hotels	174	200	185
Franchised-and-managed hotels	172	192	174
Total hotels in operation	174	197	180
Occupancy rate (as a percentage)
Leased-and-operated hotels	94	94	90
Franchised-and-managed hotels	91	90	93
Total hotels in operation	94	93	92
Weight of hotel room-nights available for sale contributed by leased-and-operated hotels less than 6 months (%)	15	7	18

RevPAR may change from period to period due to (i) the change in the mix of our hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The leased-and-operated hotel RevPAR in 2011 is lower than that in 2010, mainly as a result of the absence of the one-time benefit from Shanghai Expo and a higher percentage of room nights contributed by the ramping-up hotels. The leased-and-operated hotels in the ramp-up stage accounted for 18% of room nights available for sale from the leased-and-operated hotels portfolio in 2011, compared with 7% in 2010.

The leased-and-operated hotel RevPAR in 2011 is higher than that in 2009, mainly driven by ADR increase in our mature hotels, partly offset by city mix shift toward lower tier cities and a higher percentage of room-nights contributed by the ramping-up hotels.

The seasonality of our business may cause fluctuations in our quarterly RevPAR. We typically have the lowest RevPAR in the first quarter due to reduced travel activities in the winter and during the Chinese New Year holidays, and the highest RevPAR in the third quarter due to increased travel during the summer. Special events that attract large numbers of people to travel may also cause fluctuations in our RevPAR. The Shanghai Expo drove strong demand and led to increased occupancy rates and average daily rates for our hotels in Shanghai from May 1 to October 31, 2010 and contributed to our RevPAR increase from 2009 to 2010. However, after the Shanghai Expo’s closing on October 31, 2010, the demand for our hotels in Shanghai for the period from November 2010 to February 2011 was lower than the comparable periods of prior years and therefore led to a decrease in our RevPAR for these periods. Please see “–Results of Operations – Expo Impact.”

	For the Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(in RMB thousands)
RevPAR (in RMB):
Leased-and-operated hotels	166	199	215	174	144	172	178	170
Franchised-and-managed hotels	147	179	195	160	142	168	175	164

Total hotels in operation	161	192	207	168	143	170	177	167

Same-hotel RevPAR change. Our overall RevPAR trend does not reflect the trend of a stable and mature portfolio, because it may fluctuate when city mix and mix of mature and ramping-up hotels change. We track same-hotel year-over-year RevPAR change for hotels in operation for at least 18 months to monitor RevPAR trend for our mature hotels on a comparable basis. The following table sets forth our same-hotel RevPAR for hotels in operation for at least 18 months for the periods indicated. Since Shanghai Expo in 2010 had a significant impact on our Shanghai hotels, we also provide below the non-Shanghai same-hotel RevPAR change for a normalized perspective. Please see “–Expo Impact.”

	For the Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Number of hotels in operation for at least 18 months	144	167	181	201	216	236	280	325
RevPAR (RMB)	168	205	220	181	161	191	193	184
Same-hotel RevPAR change (%)	12	19	27	6	(2)	(5)	(10)	5
Non-Shanghai Same-hotel RevPAR change (%)	11	7	7	3	(1)	4	6	7

Financial Key Performance Indicators

Our financial key performance indicators consist of (i) revenues, (ii) costs and expenses, (iii) EBITDA and adjusted EBITDA from operating hotels and (iv) hotel income.

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

	Year Ended December 31,
	2009		2010		2011
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Revenues:
Leased-and-operated hotels	1,288,898	96.6	1,707,771	92.9	2,172,934	345,244	91.1
Franchised-and-managed hotels	44,965	3.4	130,579	7.1	212,644	33,786	8.9

Total revenues	1,333,863	100.0	1,838,350	100.0	2,385,578	379,030	100.0
Less: Business tax and related taxes	(73,672)	(5.5)	(99,857)	(5.4)	(135,981)	(21,605)	(5.7)

Net revenues	1,260,191	94.5	1,738,493	94.6	2,249,597	357,425	94.3

•

Leased-and-operated Hotels. In 2009, we generated revenues of RMB1,288.9 million from our leased-and-operated hotels, which accounted for 96.6% of our total revenues for the year. In 2010, we generated revenues of RMB1,707.8 million from our leased-and-operated hotels, which accounted for 92.9% of our total revenues for the year. In 2011, we generated revenues of RMB2,172.9 million from our leased-and-operated hotels, which accounted for 91.1% of our total revenues for the year. We expect that revenues from our leased-and-operated hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future. As of December 31, 2011, we had 93 leased-and-operated hotels under development.

For our leased-and-operated hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from ten to 15 years. We typically enjoy an initial two- to six-month rent-free period. We generally pay fixed rent on a quarterly or biannual basis for the first three or five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years.

Our revenues generated from leased-and-operated hotels are significantly affected by the following two operating measures:

•

The total number of room nights available from the leased-and-operated hotels in our hotel chain. The future growth of revenues generated from our leased-and-operated hotels will depend significantly upon our ability to expand our hotel chain into new locations in China and maintain and further increase our RevPAR at existing hotels. As of December 31, 2011, we had entered into binding contracts with lessors of 93 properties for our leased-and-operated hotels, which are currently under development. We intend to fund this planned expansion with our operating cash flow and our cash balance.

•

RevPAR achieved by our leased-and-operated hotels, which represents the product of average daily rates and occupancy rates. To understand factors impacting our RevPAR, please see “– Non-financial Key Performance Indicators – RevPAR.”

•

Franchised-and-managed Hotels. In 2009, we generated revenues of RMB45.0 million from our franchised-and-managed hotels, which accounted for 3.4% of our total revenues for the year. In 2010, we generated revenues of RMB130.6 million from our franchised-and-managed hotels, which accounted for 7.1% of our total revenues for the year. In 2011, we generated revenues of RMB212.6 million from our franchised-and-managed hotels, which accounted for 8.9% of our total revenues for the year. We expect that revenues from our franchised-and-managed hotels will increase in the foreseeable future as we add more franchised-and-managed hotels in our hotel chain. We also expect the number of our franchised-and-managed hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2011, we had 185 franchised-and-managed hotels under development.

Our franchisees either lease or own their hotel properties and also invest in the renovation of their properties according to our product standards. We directly manage our franchised-and-managed hotels and impose the same standards for all franchised-and managed hotels to ensure product quality and consistency across our hotel network. Management services we provide to our franchisees generally include hiring, appointing and training hotel managers, managing reservations, providing sales and marketing support, conducting quality assurance inspections and providing other operational support and information. Our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels according to our standards, and all of the operating expenses. We believe our franchise-and-manage model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

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

Hotel Income. Hotel income is the difference between net revenues and hotel operating costs. Hotel income was RMB546.3 million for 2011, compared with RMB558.3 million for 2010. The slight year-over-year decrease was mainly due to the absence of one-time benefit from Shanghai Expo and more new hotels in operation, partially offset by higher hotel income generated from the expanded network of franchised-and-managed hotels and mature leased-and-operated hotels outside of Shanghai.

We track Hotel Income as a percentage of net revenue separately for our mature and ramping-up leased-and-operated hotels, as well as for franchised-and-managed hotels. For leased-and-operated hotels in operation for at least six months, our hotel income was RMB420.9 million during 2011, or 23% of net revenues derived from those hotels. Leased-and-operated hotels in operation for less than six months derived a hotel loss of RMB42.2 million, or 18% of net revenues derived from those hotels in 2011. For franchised-and-managed hotels, the hotel income was RMB167.6 million, or 84% of net revenue derived from those hotels. Historical Hotel Income data for 2007 to 2009 can be found in our Registration Statement on Form F-1 (file no. 333-165247) originally filed with the Securities and Exchange Commission on March 5, 2010.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, selling and marketing expenses, general and administrative expenses and pre-opening expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Net revenues	1,260,191	100.0	1,738,493	100.0	2,249,597	357,425	100.0

Operating costs and expenses
Hotel operating costs:
Rents	(418,544)	(33.2)	(476,100)	(27.4)	(655,247)	(104,108)	(29.1)
Utilities	(90,035)	(7.2)	(108,208)	(6.2)	(150,865)	(23,970)	(6.7)
Personnel costs	(169,248)	(13.4)	(210,906)	(12.1)	(329,078)	(52,285)	(14.6)
Depreciation and amortization	(141,600)	(11.2)	(163,125)	(9.4)	(227,938)	(36,216)	(10.1)
Consumables, food and beverage	(119,056)	(9.4)	(145,317)	(8.4)	(228,244)	(36,264)	(10.2)
Others	(65,989)	(5.3)	(76,546)	(4.4)	(111,965)	(17,790)	(5.0)

Total hotel operating costs	(1,004,472)	(79.7)	(1,180,202)	(67.9)	(1,703,337)	(270,633)	(75.7)
Selling and marketing expenses	(57,818)	(4.6)	(70,786)	(4.1)	(94,754)	(15,055)	(4.2)
General and administrative expenses	(83,666)	(6.6)	(119,989)	(6.9)	(160,062)	(25,431)	(7.1)
Pre-opening expenses	(37,821)	(3.0)	(111,210)	(6.4)	(184,298)	(29,282)	(8.2)

Total operating costs and expenses	(1,183,777)	(93.9)	(1,482,187)	(85.3)	(2,142,451)	(340,401)	(95.2)

•

Hotel operating costs. Our hotel operating costs consist of costs and expenses directly attributable to the operation of our leased-and-operated and franchised-and-managed hotels. Leased-and-operated hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements. Franchised-and-managed hotel operating costs primarily include compensation and benefits for franchised-and-managed hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our total revenue may change from period to period mainly driven by three factors, namely, (i) the hotel operating costs as a percentage of revenues for our mature leased-and-operated hotels, (ii) the level of maturity for our leased-and-operated hotel portfolio and (iii) the weight of franchised-and-managed hotels in our revenue mix.

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

Our pre-opening expenses are largely determined by the number of pre-opening hotels in the pipeline and the rental fees incurred during the development stage. Landlords typically offer a two- to six-month rent-free period at the beginning of the lease. Nevertheless, rental is booked during this period on a straight-line basis. Therefore, a portion of pre-opening expenses is non-cash rental expenses. The following table sets forth the components of our pre-opening expenses for the periods indicated.

	Year Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Rents	29,907	88,177	153,229	24,346
Personnel cost	3,584	5,214	13,273	2,109
Others	4,330	17,819	17,796	2,827

Total pre-opening expenses	37,821	111,210	184,298	29,282

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Year Ended December 31,
	2009		2010		2011
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Hotel operating costs	523	6.6	1,555	11.9	2,115	336	13.7
Selling and marketing expenses	465	5.8	778	5.9	783	124	5.0
General and administrative expenses	6,967	87.6	10,780	82.2	12,585	2,000	81.3

Total share-based compensation expenses	7,955	100.0	13,113	100.0	15,483	2,460	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009 and August 2010. We have granted options to purchase 11,909,540, 1,948,370, 6,305,975, 767,595 and 972,768 of our ordinary shares in 2007, 2008, 2009, 2010 and 2011, respectively. We granted 628,061 shares of restricted stock in 2011. We recognized share-based compensation as compensation expenses in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

EBITDA and Adjusted EBITDA from Operating Hotels. We use earnings before interest expense, tax expense (benefit) and depreciation and amortization, or EBITDA, a non-GAAP financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We also use Adjusted EBITDA from Operating Hotels, another non-GAAP measure, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. We believe that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, and share-based compensation expenses helps facilitate period-on-period comparison of our results of operations as the number of hotels in the development stage may vary significantly from year to year and provides a proxy for the cash generation capability of the hotels in operation at their current level of maturity. See “— Results of Operations” for a reconciliation of EBITDA and Adjusted EBITDA from Operating Hotels to net income (loss).

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Non-GAAP Financial Data
EBITDA(1)	214,893	447,234	377,387	59,961
Adjusted EBITDA from Operating Hotels(1)	260,669	571,557	577,168	91,703

(1)	We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA from Operating Hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. We believe that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, and share-based compensation expenses helps facilitate year-on-year comparison of our results of operations as the number of hotels in the development stage may vary significantly from year to year and provides a proxy for the cash generation capability of the hotels in operation at their current level of maturity. Therefore, we believe Adjusted EBITDA from Operating Hotels more closely reflects the performance capability of hotels currently in operation. Our calculation of EBITDA and Adjusted EBITDA from Operating Hotels does not deduct interest income, which was RMB1.9 million, RMB15.9 million and RMB18.1 million in 2009, 2010 and 2011, respectively, or foreign exchange loss, which was RMB60,000 in 2009, or foreign exchange gain, which was RMB7.0 million and RMB16.0 million in 2010 and 2011, respectively. The presentation of EBITDA and Adjusted EBITDA from Operating Hotels should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and Adjusted EBITDA from Operating Hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA from Operating Hotels. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA or Adjusted EBITDA from Operating Hotels does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense, income tax expense, pre-opening expenses, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms EBITDA and Adjusted EBITDA from Operating Hotels are not defined under U.S. GAAP, and neither EBITDA nor Adjusted EBITDA from Operating Hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA or Adjusted EBITDA from Operating Hotels may not be comparable to EBITDA or Adjusted EBITDA from Operating Hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or Adjusted EBITDA from Operating Hotels in the same manner as we do.

A reconciliation of EBITDA and Adjusted EBITDA from Operating Hotels to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net income attributable to our company	42,545	215,751	114,832	18,245
Interest expense	8,787	2,682	882	140
Tax expense	17,990	57,262	24,816	3,943
Depreciation and amortization	145,571	171,539	236,857	37,633

EBITDA (Non-GAAP)	214,893	447,234	377,387	59,961
Pre-opening expenses	37,821	111,210	184,298	29,282

Share-based compensation expenses	7,955	13,113	15,483	2,460

Adjusted EBITDA from Operating Hotels (Non-GAAP)	260,669	571,557	577,168	91,703

Quarterly hotel operating costs

The following table sets forth the components of our hotel operating costs for each of the eight quarters in the period ended December 31, 2011.

	For the Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(in RMB thousands)
Hotel operating costs:
Rents	111,605	115,975	120,214	128,306	141,457	157,805	172,618	183,367
Utilities	31,531	20,476	28,915	27,286	43,734	28,669	37,948	40,514
Personnel costs	45,641	47,957	63,157	54,151	61,434	78,208	92,371	97,065
Depreciation and amortization	36,948	39,234	41,636	45,307	50,445	53,143	57,739	66,611
Consumables, food and beverage	29,407	33,761	37,829	44,320	41,764	53,099	63,040	70,341
Others	17,070	16,230	19,364	23,882	22,433	24,749	28,862	35,921

Total hotel operating costs	272,202	273,633	311,115	323,252	361,267	395,673	452,578	493,819

The seasonality of utilities cost display a different pattern than the seasonality of our RevPAR. We typically have the highest utilities costs in a year in the first quarter and the lowest utilities in the second quarter, with relatively low utilities in the third and fourth quarters.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments we make are not subject to withholding tax in the Cayman Islands.

China Lodging HK is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. To date, China Lodging HK has not been required to pay profit tax as it had no assessable profit.

China Lodging Singapore is subject to Singapore corporate income tax at a rate of 17% in 2011. No Singapore profit tax has been provided as we have not had assessable profit that was earned in or derived from Singapore during the years presented.

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

The new EIT Law imposes a withholding tax of 10% on dividends distributed by a PRC foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the new EIT Law. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC ‘resident enterprise’ under the new EIT Law, and depending on the determination of our PRC ‘resident enterprise’ status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.”

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

Revenue Recognition

Our revenues are derived from operations of leased-and-operated hotels, including the rental of rooms, food and beverage sales and souvenir sales. Revenues are recognized when rooms are occupied and food and beverages and souvenirs are sold.

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

We account for hotel manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise-and-management agreements, we charge the franchisees fixed hotel manager fees to cover the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses that we incur on behalf of the franchised-and-managed hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2009, 2010 and 2011, the hotel manager fees that were recognized as revenue were RMB9.9 million, RMB30.1 million and RMB43.0 million, respectively.

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

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss in the China’s limited service hotel industry, tax planning strategy implemented and other tax planning alternatives. Prior to 2009, we had significant operating losses attributable to rapid expansion and related pre-opening costs incurred. As of December 31, 2009, 2010 and 2011, we had deferred tax assets generated from net loss carryforward after valuation allowance of RMB33.2 million, RMB14.1 million and RMB37.8 million, respectively. We expect many of our hotels that were put in operation in 2010 and 2011 will become mature and generate sufficient taxable profit to utilize the substantial portion of the net loss carryforward. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in the period in which the allowance is recorded.

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

Share-Based Compensation

The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the vesting. We determine fair value of our share options as of the grant date using binomial option pricing model. Under this model, we make a number of assumptions regarding fair value including the expected price multiple at which employee are likely to exercise stock options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend yield. Determining the value of our share-based compensation expense in future periods also requires the input of subjective assumptions around estimated forfeitures of the underlying shares. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our assumptions.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

Expo Impact

Expo 2010 Shanghai China, or the Shanghai Expo, which was held in Shanghai from May 1 to October 31, 2010, had a favorable impact on our results of operations in 2010. As of December 31, 2010, we had 85 hotels in operation in Shanghai, which constituted 19.4% of our hotels in operation. By analyzing our internal operating metrics under normal business circumstances and comparing to the performance of our non-Shanghai hotels, our management estimated that the favorable impact from the Shanghai Expo contributed 6.4% to our net revenues of RMB1,738.5 million in 2010. Excluding the impact from the Shanghai Expo, we estimate that our RevPAR would have improved by 4.0% from 163 in 2009 to 2010 for our overall portfolio and by 7.0% on a like-for-like basis. Excluding impact from the Shanghai Expo, from 2009 to 2010, we estimate that our net revenue would have increased by 29.2% from RMB1,260.2 million in 2009, our net income attributable to China Lodging Group, Limited would have increased by 227.2% from RMB42.5 million in 2009, our EBITDA would have increased by 59.4% from RMB214.9 million in 2009, and our EBITDA from operating hotels would have increased by 79.5% from RMB252.7 million in 2009.

Financial information with regard to the favorable impact from the Shanghai Expo has been generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of this financial information should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, this financial information is not necessarily indicative of our results for any future period.

We have grown rapidly since we began our current business of operating and managing a multi-brand limited service hotel chain in 2007. Our limited operating history makes it difficult to predict our future operating results. We believe that the year-to-year comparison of operating results should not be relied upon as being indicative of future performance.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	(RMB)	(US$)%
	(In thousands except percentages)
Consolidated Statement of Operations Data:
Revenues:
Leased-and-operated hotels	1,288,898	102.3	1,707,771	98.2	2,172,934	345,244	96.6
Franchised-and-managed hotels	44,965	3.5	130,579	7.5	212,644	33,786	9.4

Total revenues	1,333,863	105.8	1,838,350	105.7	2,385,578	379,030	106.0

Less: Business tax and related taxes	(73,672)	(5.8)	(99,857)	(5.7)	(135,981)	(21,605)	(6.0)

Net revenues	1,260,191	100.0	1,738,493	100.0	2,249,597	357,425	100.0

Operating costs and expenses(1):
Hotel operating costs	(1,004,472)	(79.7)	(1,180,202)	(67.9)	(1,703,337)	(270,633)	(75.7)
Selling and marketing expenses	(57,818)	(4.6)	(70,786)	(4.1)	(94,754)	(15,055)	(4.2)
General and administrative expenses	(83,666)	(6.6)	(119,989)	(6.9)	(160,062)	(25,431)	(7.1)
Pre-opening expenses	(37,821)	(3.0)	(111,210)	(6.4)	(184,298)	(29,282)	(8.2)

Total operating costs and expenses	(1,183,777)	(93.9)	(1,482,187)	(85.3)	(2,142,451)	(340,401)	(95.2)

Income (loss) from operations	76,414	6.1	256,306	14.7	107,146	17,024	4.8
Interest income	1,871	0.1	15,945	1.0	18,111	2,877	0.8
Interest expenses	8,787	0.7	2,682	0.2	882	140	0.0
Other income	—	—	2,564	0.2	2,649	421	0.1
Foreign exchange gain (loss)	(60)	0.0	6,923	0.4	15,930	2,531	0.7
Income before income taxes	69,438	5.5	279,056	16.1	142,954	22,713	6.4
Tax expense	17,990	1.4	57,262	3.3	24,816	3,943	1.1

Net income	51,448	4.1	221,794	12.8	118,138	18,770	5.3
Less: net income attributable to noncontrolling interest	8,903	0.7	6,043	0.4	3,306	525	0.2

Net income attributable to China Lodging Group, Limited	42,545	3.4	215,751	12.4	114,832	18,245	5.1

Note: (1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	7,955	13,113	15,483	2,460

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our net revenues increased by 29.4% from RMB1,738.5 million in 2010 to RMB2,249.6 million in 2011.

•

Leased-and-operated hotels. Revenues from our leased-and-operated hotels increased by 27.2% from RMB1,707.8 million in 2010 to RMB2,172.9 million in 2011. This increase was primarily due to our continued expansion of leased-and-operated hotels from 243 hotels and 29,888 hotel rooms as of December 31, 2010 to 344 hotels and 40,514 hotel rooms as of December 31, 2011, partially offset by a decrease in RevPAR. RevPAR for our leased-and-operated hotels decreased from RMB189 in 2010 to RMB167 in 2011 primarily due to (i) the loss of the favorable impact of the Shanghai Expo held in 2010 (see “–Expo Impact”) and (ii) a higher percentage of our new leased-and-operated hotels being in the ramp-up stage in 2011. The leased-and-operated hotels in the ramp-up stage accounted for 18% of room nights available for sale from the leased-and-operated hotels portfolio in 2011, compared with 7% in 2010.

•

Franchised-and-managed hotels. Revenues from our franchised-and-managed hotels increased by 62.8% from RMB130.6 million in 2010 to RMB212.6 million in 2011. This increase was primarily due to our continued expansion of franchised-and-managed hotels from 195 hotels and 20,550 hotel rooms as of December 31, 2010 to 295 hotels and 31,107 hotel rooms as of December 31, 2011, partially offset by a decrease in RevPAR. RevPAR for our franchised-and-managed hotels decreased from RMB172 in 2010 to RMB163 in 2011 driven by a decrease in the average daily rate of our franchised-and-managed hotels from RMB192 in 2010 to RMB174 in 2011 and partially offset by an increase of the occupancy rate of our franchised-and-managed hotels from 90% in 2010 to 93% in 2011. The decrease in the average daily rate resulted primarily from (i) the loss of the favorable impact of the Shanghai Expo held in 2010, (ii) a higher percentage of our new franchised-and-managed hotels being in the ramp-up stage in 2011 and (iii) a shift in the mix of hotels toward smaller cities where our average daily rates are lower.

Operating Costs and Expenses. Our total operating costs and expenses increased by 44.5% from RMB1,482.2 million in 2010 to RMB2,142.5 million in 2011.

•

Hotel operating costs. Our hotel operating costs increased by 44.3% from RMB1,180.2 million in 2010 to RMB1,703.3 million in 2011. This increase was primarily due to our expansion of leased-and-operated hotels from 243 hotels as of December 31, 2010 to 344 hotels as of December 31, 2011. Our hotel operating costs as a percentage of net revenues increased from 67.8% in 2010 to 75.6% in 2011, primarily due to a decrease in our RevPAR primarily as a result of a decrease in the average daily rate of our hotels from 197 in 2010 to 180 in 2011.

•

Selling and marketing expenses. Our selling and marketing expenses increased by 33.9% from RMB70.8 million in 2010 to RMB94.8 million in 2011. The increase was in line with our expansion of business and increase of revenue as a result. Our selling and marketing expenses as a percentage of net revenues increased from 4.1% in 2010 to 4.2% in 2011.

•

General and administrative expenses. Our general and administrative expenses increased from RMB120.0 million in 2010 to RMB160.1 million in 2011, primarily as a result of our business expansion. Our general and administrative expenses as a percentage of net revenues increased from 6.9% in 2010 to 7.1% in 2011, primarily due to a revenue base favorably impacted by the Shanghai Expo in 2010.

•

Pre-opening expenses. Our pre-opening expenses increased from RMB111.2 million in 2010 to RMB184.3 million in 2011, primarily due to our accelerated expansion of leased-and-operated hotels. We opened 101 leased-and-operated hotels in 2011, compared with 70 in 2010, and we had 93 leased-and-operated hotels under development as of December 31, 2011, compared to 69 as of December 31, 2010. In addition, the extension of the conversion period of new hotels as a result of prolonged new hotel license approval process also led to increased pre-opening expenses in 2011. Our pre-opening expenses as a percentage of net revenues increased from 6.4% in 2010 to 8.2% in 2011.

Income from Operations. As a result of the foregoing, we had income from operations of RMB107.1 million in 2011 compared to income from operations of RMB256.3 million in 2010.

Interest Income (Expense), Net. Our net interest income was RMB17.2 million in 2011. Our interest income was RMB18.1 million in 2011, and our interest expense was RMB0.9 million. Our net interest income was RMB13.2 million in 2010. Our interest income was RMB15.9 million in 2010, and our interest expense was RMB4.1 million, RMB1.4 million of which was capitalized in connection with leasehold improvements. The increase in interest income from 2010 to 2011 was primarily due to higher interest earned as a result of our effective treasury management. The decrease in interest expense from 2010 to 2011 was primary due to our reduced borrowing.

Other income. Our other income remained unchanged in 2011 from 2010 at RMB2.6 million, and was primarily attributable to reimbursements received from the depositary of our ADSs for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement.

Foreign Exchange Gain. We had foreign exchange gain of RMB15.9 million in 2011 compared to foreign exchange gain of RMB6.9 in 2010. Our foreign exchange gain in 2011 was primarily attributable to the appreciation of the Renminbi against the U.S. dollar.

Tax Expense. Our tax expenses decreased from RMB57.3 million in 2010 to RMB24.8 million in 2011, primarily due to a decrease in our income before income taxes from RMB279.1 million in 2010 to RMB143.0 million in 2011. Our effective tax rate decreased from 20.5% in 2010 to 17.4% in 2011, primarily due to the tax holiday that we enjoyed effective from 2011, partially offset by the change in valuation allowance resulting from certain new hotels in the ramp-up stage.

Net Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income based on their equity interest in the leased-and-operated hotels owned by the joint ventures. Net income attributable to noncontrolling interest decreased from RMB6.0 million in 2010 to RMB3.3 million in 2011, primarily due to our acquisition of certain noncontrolling interests in our majority-owned joint ventures in 2010.

Net Income Attributable to China Lodging Group, Limited. As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB114.8 million in 2011 compared to net income attributable to China Lodging Group, Limited of RMB215.8 million incurred in 2010.

EBITDA and Adjusted EBITDA from Operating Hotels. EBITDA (non-GAAP) was RMB377.4 million in 2011, compared with EBITDA of RMB447.2 million in 2010. This change was primarily due to the loss of the favorable impact of the Shanghai Expo held in 2010, a higher percentage of leased-and-operated hotels in the ramp-up stage and higher pre-opening expenses in 2011. Adjusted EBITDA from Operating Hotels (non-GAAP) increased from RMB571.6 million in 2010 to RMB577.2 million in 2011.

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

•

General and administrative expenses. Our general and administrative expenses increased from RMB83.7 million in 2009 to RMB120.0 million in 2010, primarily due to our enlarged business network and increased professional service fees associated with our becoming a public company. Our general and administrative expenses as a percentage of net revenues increased from 6.6% in 2009 to 6.9% in 2010.

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

Other income. Our other income was RMB2.6 million in 2010, primarily attributable to reimbursements received from the depositary of our ADSs for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement. Our other income for 2009 was nil.

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

EBITDA and Adjusted EBITDA from Operating Hotels. EBITDA (non-GAAP) was RMB447.2 million in 2010, compared with EBITDA of RMB214.9 million in 2009. This change was primarily due to the enhanced profitability of our mature hotels, the expansion of our hotel network and the favorable impact of the Shanghai Expo. Adjusted EBITDA from Operating Hotels (non-GAAP) increased from RMB260.7 million in 2009 to RMB571.6 million in 2010.

Outstanding Indebtedness

In September 2008, we entered into a three-year credit facility with the Industrial and Commercial Bank of China under which we can borrow up to RMB172.0 million during the term of the facility. As of December 31, 2009, we had fully drawn down the facility and repaid RMB35.0 million. In February 2010, we repaid the remaining RMB137.0 million. The weighted average interest rates were 5.72% and 5.4% for the years ended December 31, 2009 and 2010, respectively. Certain commercial properties owned by Lishan Property (Suzhou) Co., Ltd., an entity controlled by Mr. Qi Ji, our founder and executive chairman, are pledged to secure such credit facility. This credit facility expired in September 2011.

In January 2010, we entered into a credit facility with the Industrial and Commercial Bank of China under which we can borrow up to RMB150.0 million by September 2011. Principal payments are due on each anniversary date with the amount payable being dependent upon amounts previously borrowed against the facility. As of December, 31, 2010, we had drawn down the credit facility of RMB70.0 million and repaid RMB70.0 million and had available credit facility of RMB80.0 for future borrowing. The weighted average interest rate for borrowings drawn under such credit was 4.86% for the year ended December 31, 2010. We did not draw down this credit facility during the year ended December 31, 2011. This credit facility is not collateralized. This credit facility was expired in September 2011.

In March 2012, we entered into a credit facility with the Industrial and Commercial Bank of China under which we can draw down up to RMB500.0 million by May 21, 2015 with the final tranche of repayment due in March 2017. The interest rate for each draw down is established on the draw-down date and is adjusted annually, based on the loan interest rate stipulated by the People’s bank of China for the corresponding period. As of April 12, 2012, we had not drawn down this credit facility.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been our sale of preferred shares, ordinary shares and convertible notes through private placements, our initial public offering, borrowings from PRC commercial banks and cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use. As of December 31, 2011, we had entered into binding contracts with lessors of 93 properties for our leased-and-operated hotels under development. As of December 31, 2011, we expected to incur approximately RMB942.4 million of capital expenditures in connection with certain recently completed leasehold improvements and to fund the leasehold improvements of these 93 leased-and-operated hotels. We intend to fund this planned expansion with our operating cash flow and our cash balance.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future with our operating cash flow and existing cash balance.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by (used in) operating activities	296,341	469,126	458,740	72,887
Net cash used in investing activities	(256,027)	(515,310)	(734,577)	(116,713)
Net cash provided by financing activities	47,063	845,837	13,834	2,198
Effect of exchange rate changes on cash and cash equivalents	(36)	(10,173)	(16,463)	(2,616)
Net increase (decrease) in cash and cash equivalents	87,341	789,480	(278,466)	(44,244)
Cash and cash equivalents at the beginning of the year	183,246	270,587	1,060,067	168,428

Cash and cash equivalents at the end of the year	270,587	1,060,067	781,601	124,184

Operating Activities

Prior to January 1, 2009, we have financed our operating activities primarily through cash generated from financing activities and operations. In 2009, 2010 and 2011, we financed our operating activities primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations in the next twelve months with operating cash flow and existing cash balances.

Net cash provided by operating activities amounted to RMB458.7 million in 2011, primarily attributable to (i) our net income of RMB118.1 million in 2011, (ii) an add-back of RMB236.9 million in depreciation and amortization in 2011, (iii) an add-back of RMB92.9 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities and (iv) an increase of RMB92.8 million in deferred revenue primarily attributable to one-time membership fees in connection with our HanTing Club loyalty program as well as advances received from customers, partially offset by an increase of RMB75.8 million in prepaid rent and an increase of RMB35.7 million in deferred taxes.

Net cash provided by operating activities amounted to RMB469.1 million in 2010, primarily attributable to (i) our net income of RMB221.8 million in 2010, (ii) an add-back of RMB171.5 million in depreciation and amortization in 2010, (iii) an add-back of RMB70.8 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liability, and (iv) an increase of RMB42.3 million in deferred revenue primarily attributable to one-time membership fees in connection with our HanTing Club loyalty program as well as advances received from customers, partially offset by an increase of RMB82.6 million in prepaid rent.

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

Investing Activities

Our cash used in investing activities is primarily related to our leasehold improvements and purchase of equipment and fixtures used in leased-and-operated hotels. In 2009, 2010 and 2011, we experienced net cash outflows from investing activities.

Net cash used in investing activities increased from RMB515.3 million in 2010 to RMB734.6 million in 2011, primarily due to (i) an increase in our purchases of property and equipment from RMB397.3 million in 2010 to RMB768.8 million in 2011 as a result of our accelerated expansion of our leased-and-operated hotel network and (ii) an increase in our acquisitions, net of cash received from RMB9.7 million in 2010 to RMB57.8 million in 2011, partially offset by a decrease in our purchase of short-term investments from RMB430.0 million in 2010 to RMB30.0 million in 2011.

Net cash used in investing activities increased from RMB256.0 million in 2009 to RMB515.3 million in 2010, primarily due to an increase in our purchases of property and equipment as a result of our accelerated expansion of hotel networks and a net increase of RMB100.0 million in our purchase of short-term investments in connection with held-to-maturity securities.

Financing Activities

Our major financing activities since 2009 consist of loans with PRC commercial banks and our initial public offering in 2010.

Net cash provided by financing activities decreased from RMB845.8 million in 2010 to RMB13.8 million in 2011. Net cash provided by financing activities in 2011 primarily consisted of (i) excess tax benefit from share-based compensation in the amount of RMB8.3 million, (ii) proceeds of RMB7.3 million from issuance of ordinary shares upon exercise of options and (iii) funds advanced from noncontrolling shareholders in the amount of RMB3.5 million, partially offset by the dividend paid to noncontrolling interest holders in the amount of RMB3.2 million and the repayment of funds advanced from noncontrolling shareholders in the amount of RMB2.6 million.

Net cash provided by financing activities increased from RMB47.1 million in 2009 to RMB845.8 million in 2010. Net cash provided by financing activities in 2010 primarily consisted of (i) proceeds of RMB959.1 million from our initial public offering in 2010, (ii) long-term debt borrowed in the amount of RMB70.0 million in 2010 and (iii) net proceeds from issuance of ordinary shares upon exercise of option in the amount of RMB41.1 million in 2010, partially offset by the repayment of RMB207.0 million of our long-term debt in 2010.

Restrictions on Cash Transfers to Us

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2011, approximately RMB1,818.5 million was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

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

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB220.8 million, RMB568.6 million and RMB919.5 million in 2009, 2010 and 2011, respectively. Our capital expenditures in 2011 consist of an increase in the amount of RMB906.3 million in property and equipment and an increase in the amount of RMB13.2 million in software. The increase in property and equipment included primarily our capital expenditures associated with new hotels opened in 2011 and hotels still under development by the end of 2011, as well as capital expenditure associated with the renovation of our hotels in operation. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance and cash generated from our operating activities will meet our capital expenditure needs in the foreseeable future.

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

Internet service system (HTOnline). Our Internet service system HTOnline consists of our website (www.htinns.com), our mobile website (m.htinns.com) and our mobile apps for smart phones running iOS or Android systems. HTOnline provides our HanTing Club members and the general public with convenient, friendly and updated services, including information and search services for HanTing hotels, including location, amenities and pricing, reservation services, membership registration and management and member community services. Our mobile apps also provide location based services, including search services for nearby HanTing hotels.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.

As of December 31, 2011, we have registered 48 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. An additional 33 trademark applications are under review by the authority. We have also registered one trademark in each of Singapore, Macau, Taiwan and Hong Kong. In addition, we have registered 25 national and international top-level domain names, including www.htinns.com and www.hantinghotels.com.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Thereafter	Thereafter	Thereafter	Thereafter	Thereafter	Thereafter	Thereafter
	Payment Due in the year ending December 31,						Payment Due Thereafter
	Total	2012	2013	2014	2015	2016
	(In RMB millions)
Operating Lease Obligations	10,130	840	894	915	914	891	5,676
Purchase Obligations	110	110	—	—	—	—	—

Total	10,240	950	894	915	914	891	5,676

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

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “future,” “is/are likely to,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

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

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title
Qi Ji	45	Founder, Executive Chairman of the Board of Directors, Chief Executive Officer
Tuo (Matthew) Zhang	46	Vice Chairman of the Board of Directors
John Jiong Wu	44	Co-founder, Independent Director
Tongtong Zhao	45	Co-founder, Independent Director
Min Fan	46	Director
Yan Huang	44	Independent Director
Joseph Chow	50	Independent Director
Min (Jenny) Zhang	38	Chief Financial Officer
Yunhang Xie	43	Chief Operating Officer

Qi Ji is our founder and has also served as the executive chairman of our board since February 2007. He also served as our chief executive officer from 2007 to August 2009 and returned to this role in January 2012. He co-founded Home Inns & Hotels Management Inc., or Home Inns, and served as its chief executive officer from January 2001 to January 2005. He also co-founded Ctrip.com International, Ltd., or Ctrip, one of the largest online travel services providers in China, in 1999, acted as its chief executive officer and president until December 2001, and currently serves on Ctrip’s board as an independent director. Prior to founding Ctrip, Mr. Ji was the chief executive officer of Shanghai Sunflower High-Tech Group, which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. Mr. Ji received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

Tuo (Matthew) Zhang has served as our vice chairman of our board since January 2012 and as our consultant since March 2012. He also served as our chief executive officer from August 2009 to February 2012. From October 2007 through July 2009, he was our chief operating officer. He has more than 16 years of working experience with multinational companies in senior management capacities and has accumulated extensive knowledge in chain management and multi-location management. Prior to joining us in 2007, he served as the co-founder and the General Manager of Shanghai IJIAS Technology Co., Ltd., an e-commerce company specializing in home improvement products, from 2005 to 2007. He served as the Vice President of Sales and Marketing of Zhejiang Kasen Industrial Co., Limited, an upholstery manufacturer, from 2004 to 2005. Mr. Zhang also served as the Vice President of OBI Management Systems (China) Co., Ltd. and the General Manager of OBI Asia Trade and Lux International (Shanghai) Co., Ltd., a German-based retail chain of home improvement materials with a national retail network in China, from 2002 to 2004. Prior to that, Mr. Zhang worked at Haworth, Inc., PepsiCo, Inc. and Xerox Corporation. Mr. Zhang received his Bachelor’s degree in Management Administration from Shanghai Jiao Tong University.

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

Min Fan has served as our director since March 2010. He is one of the co-founders of Ctrip and has served as its chief executive officer since January 2006, as its director since October 2006 and as its president since February 2009. Mr. Fan served as Ctrip’s chief operating officer from November 2004 to January 2006. Prior to that, he served as its executive vice president from 2000 to November 2004. From 1997 to 2000, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. In addition to his positions at Ctrip, Mr. Fan currently serves on the boards and compensation committees of PerfectEnergy International, Ltd., ChinaEdu Corporation. Mr. Fan received his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Yan Huang has served as our independent director since June 2007. He has been a Managing General Partner of CDH Ventures since 2006 and was an Associated Director of Intel Capital from 2004 to 2005. Mr. Huang received his Bachelor’s degree in Computer Science from Zhejiang University.

Joseph Chow has over 18 years of experience in corporate finance, financial advisory and management. Mr. Chow is currently a managing director of Moelis and Company and was previously a managing director at Goldman Sachs (Asia) LLP between 2008 and 2009. Prior to that, he served as an independent financial consultant from 2006 to 2008, as chief financial officer of Harbor Networks Limited from 2005 to 2006, and as chief financial officer of China Netcom (Holdings) Company Limited from 2001 to 2004. Prior to that, Mr. Chow served as the director of strategic planning of Bombardier Capital, Inc., as vice president of international operations of Citigroup and as the corporate auditor of GE Capital. Mr. Chow is currently a director of Synutra International, Inc., a company listed on Nasdaq, and of Intime Department Store (Group) Co., Ltd., a company listed on the Stock Exchange of Hong Kong. Mr. Chow obtained a Bachelor of Arts degree in political science from the Nanjing Institute of International Relations and a Master of Business Administration degree from the Robert H. Smith School of Business at the University of Maryland at College Park.

Min (Jenny) Zhang has served as our chief financial officer since March 2008 and the Executive Vice President of Finance from September 2007. She has more than 11 years of experience in finance and consulting. Prior to joining us, she served as the Finance Director of Eli Lilly (Asia) Inc., Thailand Branch. She also worked previously with McKinsey & Company, Inc. as a consultant and ASIMCO Casting (Beijing) Company, Ltd. as the Chief Financial Officer. Ms. Zhang has served on the board as a director for Synutra International, Inc since February 2011. She obtained her Master of Business Administration degree from Harvard Business School and received both Master’s and Bachelor’s degrees from the University of International Business and Economics.

Yunhang Xie has served as our Chief Operating Officer since April 2012. He has more than 16 years of working experience in the IT industry. Prior to joining us, Mr. Xie held several leadership roles in Digital China Networks Co., Ltd., or DCN, a leading network equipment and solutions provider, since 2000. He acted as General Manager of DCN from 2005 to 2012, formulating corporate development strategy and managing day-to-day operations. Prior to that, Mr. Xie served as Deputy General Manager at the network division of Lenovo Science and Technology Development Co., Ltd. Mr. Xie received a Master of Business Administration degree from Cheung Kong Graduate School of Business, and a Bachelor’s degree of engineering from Shanghai Jiaotong University.

Employment Agreements

We have entered into an employment agreement with each of our named executive officers. Each of our named executive officers is employed for a specified time period, which will be automatically extended unless either we or the named executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts, including but not limited to the conviction of a criminal offence and negligent or dishonest acts to our detriment. A named executive officer may terminate his or her employment at any time with a one-month prior written notice.

Each named executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence, and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. In addition, each named executive officer has agreed to be bound by non-competition restrictions. Specifically, each named executive officer has agreed not to, during his or her employment with us and for a period of two years following his or her termination with our company, be engaged as employee or in another capacity to participant directly or indirectly in any business that is in competition with ours. Each named executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

6.B. Compensation

For the fiscal year ended December 31, 2011, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB7.2 million. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Plan Administration. The compensation committee appointed by our board administers all of our share incentive plans. Mr. Qi Ji has been delegated the authority to grant, in his sole discretion, option and restricted stock to be issued under our share incentive plans to any of our employees and consultants. The aggregate number of shares covered by any single grant he makes shall not exceed 500,000 ordinary shares.

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

•

Share Purchase Rights. A share purchase right is a right to purchase restricted stock. Each share purchase right under the Amended and Restated 2007 and 2008 Plans must be evidenced by a restricted stock purchase agreement between the purchaser and us. The purchase price will be determined by the administrator. The share purchase rights will automatically expire if not exercised by the purchaser within 30 days after the grant date.

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

Vesting Schedule. As of the date of this annual report, we have entered into option agreements and restricted stock award agreements respectively under our Amended and Restated 2007 and 2008 Plans and our Amended 2009 Plan. Pursuant to our typical option agreement, 50% of the options granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding option agreement, and 1/48 of the options shall vest each month thereafter over the next two years on the first day of each month, subject to the optionee’s continuing to provide services to us. Pursuant to each restricted stock award agreement, 50% of the restricted stock granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding restricted stock award agreement, and 1/8 of the restricted stock shall vest each six-month period thereafter over the next two years on the last day of each six-month period, subject to the grantee’s continuing to provide services to us.

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

The following tables summarize options and restricted stocks that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans.

Name	Ordinary Shares Underlying Options Awarded(1)	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qi Ji	400,000	1.53	October 1, 2009	October 1, 2019
Tongtong Zhao	100,000	1.53	October 1, 2009	October 1, 2019
John Jiong Wu	100,000	1.53	October 1, 2009	October 1, 2019
Yan Huang	*	1.53	October 1, 2009	October 1, 2019
Joseph Chow	*	3.71	July 20, 2010	July 20, 2020
Tuo (Matthew) Zhang	*	1.40/	July 1, 2007/	July 1, 2017/
		1.53/	August 3, 2009/	August 3, 2019/
		1.53	November 20, 2009	November 20, 2019
Min (Jenny) Zhang	*	1.40/	October 1, 2007/	October 1, 2017/
		1.53	November 20, 2009	November 20, 2019
Other individuals as a group	12,758,651	0.50-4.75	February 4, 2007 – July 26, 2011	February 4, 2017 – July 26, 2021

Name	Ordinary Shares Underlying Restricted Stocks Awarded	Date of Grant	Date of Expiration
Qi Ji	200,000	August 6,2011	August 6,2017
Other individuals as a group	371,825	February 7,2011 – September 26,2011	February 7, 2017 – September 26,2017

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
(1)	Includes options to purchase an aggregate of 3,276,875 ordinary shares that have been exercised by certain officers and options to purchase an aggregate of 6,017,934 ordinary shares that have been exercised by certain employees.

6.C. Board Practices

General

Our board of directors currently consists of seven directors. Under our amended and restated memorandum and articles of association, which came into effect upon our initial public offering, our board of directors shall consist of at least two directors. Our directors shall be elected by the holders of ordinary shares. There is no shareholding requirement for qualification to serve as a member of our board of directors.

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

Audit Committee

Our audit committee consists of three directors, namely Mr. John Jiong Wu, Mr. Joseph Chow and Mr. Yan Huang. All of these three directors satisfy the “independence” requirements of the NASDAQ Global Select Market and the Securities and Exchange Commission, or the SEC regulations. In addition, our board of directors has determined that Mr. Joseph Chow is qualified as an audit committee financial expert within the meaning of the SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

6.D. Employees

We had 6,181, 7,801 and 10,694 employees as of December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, 4,698 of our employees were contracted through third-party human resources companies. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 1, 2012 by:

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	114,607,849	(2)	47.0
Tongtong Zhao	36,469,304	(3)	15.0
John Jiong Wu	9,633,333		4.0
Min Fan	22,049,446	(4)	9.1
Yan Huang	—		—
Joseph Chow	—		—
Tuo (Matthew) Zhang	*		*
Min (Jenny) Zhang	*		*
Yunhang Xie	—		—
All Directors and Executive Officers as a Group	151,734,545	(5)	62.3
Principal Shareholders:
Winner Crown Holdings Limited	79,607,849	(6)	32.7
East Leader International Limited	36,469,304	(7)	15.0
Ctrip.com International, Ltd.	22,049,446	(8)	9.1

*	Less than 1%.

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days after April 1, 2012. Percentage of beneficial ownership of each listed person or group is based on (i) 243,616,078 ordinary shares outstanding as of April 1, 2012, including 829,943 shares of restricted stock and (ii) the ordinary shares underlying share options exercisable by such person within 60 days after April 1, 2012.

(2)	Includes (i) 79,607,849 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members, are the beneficiaries, (ii) 15,000,000 ordinary shares held by East Leader International Limited, or East Leader, a British Virgin Islands company, over which Mr. Ji has voting power pursuant to a power of attorney dated February 25, 2010, and (iii) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares, 927,326 ADSs representing 3,709,304 ordinary shares and 290,696 ordinary shares held by East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated April 10, 2012 East Leader is wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Bank Sarasin Nominees (CI) Limited, as nominee for Sarasin Trust Company Guernsey Limited, or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tongtong Zhao and her family members, are the beneficiaries.

(3)	Includes 16,760,000 ordinary shares, 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares and 927,326 ADSs representing 3,709,304 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Bank Sarasin Nominees (CI) Limited, as nominee for Sarasin Trust Company Guernsey Limited, or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tongtong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader.

(4)	Includes (i) 7,202,482 ordinary shares that Ctrip purchased from us, (ii) an aggregate of 11,646,964 of our ordinary shares that Ctrip purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 800,000 ADSs representing 3,200,000 ordinary shares that Ctrip subscribed in our initial public offering. By virtue of being a director and the chief executive officer and president of Ctrip, Mr. Fan may be deemed to beneficially own an aggregate of 22,049,446 ordinary shares. Mr. Fan disclaims beneficial ownership of the shares beneficially owned by Ctrip except to the extent of his pecuniary interests therein. Mr. Fan’s business address is 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(5)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after April 1, 2012 held by all of our directors and executive officers as a group.

(6)	Winner Crown is a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji, our founder and executive chairman, and his family members, are the beneficiaries. Mr. Ji is the sole director of Winner Crown. The address of Winner Crown is Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(7)	East Leader is a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Bank Sarasin Nominees (CI) Limited, as nominee for Sarasin Trust Company Guernsey Limited, or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tongtong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader. The address of East Leader is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)	Includes (i) 7,202,482 ordinary shares that Ctrip purchased from us, (ii) an aggregate of 11,646,964 of our ordinary shares that Ctrip purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 800,000 ADSs representing 3,200,000 ordinary shares that Ctrip subscribed in our initial public offering. Ctrip is a Cayman Islands company and its address is 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

As of April 1, 2012, we had 243,616,078 ordinary shares issued and outstanding. To our knowledge, we had only one record shareholder in the United States, Citibank, N.A., which is the depositary of our ADS program and held approximately 38.2% of our total outstanding ordinary shares under our ADS program and the depositary of our restricted ADS program and held approximately 6.6% of our total outstanding ordinary shares under our restricted ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions with Suzhou Property

We conduct transactions in the ordinary course of our business with Lishan Property (Suzhou) Co., Ltd., or Suzhou Property, a subsidiary of Powerhill, which was owned by Mr. Qi Ji and Ms. Tongtong Zhao until January 2010 and was wholly owned by Mr. Qi Ji from January 2010 to August 2011.

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

We entered into lease agreements with Suzhou Property to lease three hotel buildings owned by Suzhou Property. We paid rents under these leases in amounts similar to what an unrelated third party would pay for such leases. In 2009 and 2010, the aggregate amount we paid for rent to Suzhou Property was RMB3.6 million and RMB3.6 million, respectively.

In August 2011, Mr. Qi Ji sold all the equity interests in Powerhill to certain third parties. As a result, Suzhou Property ceased to be a related party for us. The aggregate amount we paid for rent to Suzhou Property was RMB2.3 million for the eight-month period ended August 31, 2011.

Certain commercial buildings of Suzhou Property were pledged as collateral to secure our credit facility with a maximum amount of RMB172.0 million with the Industrial and Commercial Bank of China in 2008 and 2009.

Transactions with Ctrip

We conduct transactions in the ordinary course of our business with Ctrip.com International, Ltd., or Ctrip, an entity in which Mr. Qi Ji, our founder, is a co-founder, shareholder and independent director. Ctrip rendered reservation services to us to facilitate our customers in making reservations at our hotels from Ctrip’s hotel booking system. In 2009, 2010 and 2011, the aggregate commission fees of our leased-and-operated hotels paid to Ctrip.com for its reservation services amounted to RMB9.9 million, RMB9.5 million and RMB8.0 million, respectively.

In a private placement before our initial public offering in 2010, Ctrip purchased 7,202,482 ordinary shares from us and an aggregate of 11,646,964 of our ordinary shares from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited at a price equal to the initial public offering price per share. The investments by Ctrip were made pursuant to transactions exempt from registration under the Securities Act. In connection with these transactions, Ctrip was granted registration rights substantially similar to those granted to certain holders of our registrable securities under our amended and restated shareholders agreement. In addition, we have granted Ctrip the right to nominate one person to serve on our board as long as Ctrip and its affiliates continuously maintain (i) at least 5% of our total outstanding ordinary shares in the three years following the closing of our initial public offering and (ii) at least 8% of our total outstanding ordinary shares thereafter. In addition, Ctrip subscribed a total of 800,000 ADSs in our initial public offering at the initial public offering price. The ADSs issued and sold to Ctrip are on the same terms as the other ADSs being offered in our initial public offering. Ctrip and one of our competitors, Home Inns, share two directors between their boards.

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

8.A.5. Not applicable.

8.A.6. Not applicable.

8.A.7. Legal and Administrative Proceedings

See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

8.A.8. Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We had never declared or paid dividends prior to December 31, 2011 and we do not have any plan to declare or pay any dividends in the near future.

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

9.A. Offering and Listing Details

Our ADSs have been quoted on the NASDAQ Global Select Market under the symbol “HTHT” since March 26, 2010. The table below sets forth, for the periods indicated, the high and low closing prices on the NASDAQ Global Select Market for the shares represented by ADSs.

	High		Low
2010 (from March 26)	US$	27.07	US$	13.90
First quarter (from March 26)		14.98		13.92
Second quarter		17.12		13.90
Third quarter		24.93		14.50
Fourth quarter		27.07		19.70
2011		24.35		12.53
First quarter		24.35		16.25
Second quarter		22.30		16.24
Third quarter		18.81		13.69
Fourth quarter		16.93		12.53
October		16.93		12.55
November		16.03		13.58
December		14.28		12.53
2012
January		15.05		12.88
February		15.81		13.93
March		15.58		11.57
April (through April 6, 2012)		12.49		11.76

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The principal trading market for our shares is the NASDAQ Global Select Market, on which our shares are traded in the form of ADSs.

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

PRC taxation of our overseas shareholders

The new EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued the Administrative Measures on Income Taxes of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial Implementation), or Tax Trial Measures, on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. The Tax Trial Measures clarify matters including resident status determination, post-determination administration and competent tax authorities. Both Circular 82 and the Tax Trial Measures apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not applicable to our case. But the determining criteria set forth in Circular 82 and the Tax Trial Measures may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. As such, it is still unclear if the PRC tax authorities would determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC “resident enterprise.”

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

Moreover, non-resident individual investors are required to pay PRC individual income tax on interest or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IITL, non-resident individual refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income realized from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered as a PRC “resident enterprise” and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such dividends and gains earned by non-resident individuals may also be subject to PRC tax.

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

•

persons holding ordinary shares or ADSs as part of a straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

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

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

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

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary, also referred to as pre-release, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders and thus may affect the availability of this rate to such holders.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt of the dividend. The amount of any dividend income paid in RMB will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Passive Foreign Investment Company Rules

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2011 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

In addition, if we were a PFIC, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Furthermore, if we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require. U.S. Holders should consult their tax advisers regarding whether we are or were a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institutions). Certain U.S. Holders that are entities may be subject to similar rules in the future. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ordinary shares or ADSs.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2011, we have no outstanding loans. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 30, 2011 into Renminbi at the exchange rate of US$1.00 for RMB6.2939, such cash balance would have been approximately RMB6.3 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such cash balance would have decreased to RMB6.2 million as of December 30, 2011. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, consumer price index in China decreased by 0.7% in 2009, increased by 3.3% and 5.4% in 2010 and 2011, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary, Citibank, N.A.:

Service	Fees

• Issuance of ADSs	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary (U.S. 2¢ per ADS for the year of 2011)

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2011, we have received a total of RMB2.0 million (US$0.3 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2009, 2010 and 2011.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu CPA Ltd. can be found on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes in internal control over financial reporting for the year ended December 31, 2011.

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

We paid the following fees for professional services to Deloitte for the years ended December 31, 2010 and 2011.

	Year Ended December 31,
	2010	2011
	US$	US$
Audit Fees(1)	380	720
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	380	720

Note: (1) Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services. Our 2010 audit fees mainly include the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings. Our 2011 audit fees mainly include the audit of our annual financial statements, the services provided in connection with our compliance with the Sarbanes-Oxley Act, or services that are normally provided by the accountant in connection with statutory and regulatory filings.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect. (Incorporated by reference to Exhibits 3.2 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Ordinary Shares. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and all Holders and Beneficial Owners of the American Depositary Shares issued thereunder. (Incorporated by reference to Exhibits 4.3 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

Exhibit Number	Description of Document

4.1	Amended and Restated 2007 Global Share Plan, amended and restated as of December 12, 2007. (Incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.2	Amended and Restated 2008 Global Share Plan, amended and restated as of October 31, 2008. (Incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.3	Amended and Restated 2009 Share Incentive Plan, amended and restated as of October 1, 2009. (Incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.4	Amendment to the Amended and Restated 2009 Share Incentive Plan, amended as of August 26, 2010. (Incorporated by reference to Exhibit 99.2 from our report on Form 6-K filed with the Securities and Exchange Commission on July 15, 2010.)

4.5	Form of Indemnification Agreement with the Registrant’s Directors. (Incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.6*	Form of Employment Agreement between the Registrant and Executive Officers of the Registrant.

4.7	Facility Agreement between China Merchants Bank and HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., dated June 19, 2009. (Incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.8	Fixed Assets Loan Agreement between the Industrial and Commercial Bank of China and Shanghai HanTing Hotel Management Group, Ltd. (formerly known as Lishan Senbao (Shanghai) Investment Management Co., Ltd.), dated September 22, 2008. (Incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.9	Fixed Assets Loan Contract between the Industrial and Commercial Bank of China and HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., dated January 4, 2010. (Incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.10*	Fixed Assets Loan Contract between the Industrial and Commercial Bank of China and HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., dated March 2, 2012.

4.11	Subscription Agreement between the Registrant and Ctrip.com International, Ltd., dated March 12, 2010. (Incorporated by reference to Exhibit 10.9 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

4.12	Investor and Registration Rights Agreement between the Registrant and Ctrip.com International, Ltd., dated March 12, 2010. (Incorporated by reference to Exhibit 10.10 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant. (Incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

12.1*	Certification of Qi Ji, Chief Executive Officer of China Lodging Group, Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Min (Jenny) Zhang, Chief Financial Officer of China Lodging Group, Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.2*	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA LODGING GROUP, LIMITED

By:	/s/ Qi Ji
Name:	Qi Ji
Title:	Chief Executive Officer

Date: April 12, 2012

CHINA LODGING GROUP, LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA LODGING GROUP, LIMITED

We have audited the accompanying consolidated balance sheets of China Lodging Group, Limited and subsidiaries (the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity (deficit) and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011 and the related financial statement schedules. These financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Lodging Group, Limited and subsidiaries as of December 31 2010 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd

Shanghai, China

April 12, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA LODGING GROUP, LIMITED

We have audited the internal control over financial reporting of China Lodging Group, Limited and subsidiaries (the “Group”) as of December 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2011 of the Group and our report dated April 12, 2012 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the translation of Renmimbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd

Shanghai, China

April 12, 2012

CHINA LODGING GROUP, LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except share and per share data, unless otherwise stated)

	As of December 31,
	2010	2011	2011
			US$ (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	1,060,067	781,601	124,184
Restricted cash	1,275	1,500	238
Short-term investments	100,000	—	—
Accounts receivable, net of allowance of RMB778 and RMB1,445 in 2010 and 2011, respectively	21,536	37,416	5,945
Amount due from related parties	3,267	—	—
Prepaid rent	152,267	228,087	36,239
Inventories	18,290	31,232	4,962
Other current assets	40,177	53,862	8,559
Deferred tax assets	17,940	40,119	6,374

Total current assets	1,414,819	1,173,817	186,501
Property and equipment, net	1,422,432	2,095,794	332,988
Intangible assets, net	57,348	69,779	11,087
Goodwill	41,373	42,536	6,758
Other assets	79,953	102,056	16,215
Deferred tax assets	28,155	40,968	6,509

Total assets	3,044,080	3,524,950	560,058

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	283,203	417,605	66,351
Amounts due to related parties	855	1,030	164
Salary and welfare payable	57,638	80,266	12,753
Deferred revenue	68,599	138,148	21,950
Accrued expenses and other current liabilities	148,926	142,146	22,585
Income tax payable	15,121	14,148	2,248

Total current liabilities	574,342	793,343	126,051
Deferred rent	237,427	329,774	52,396
Deferred revenue	48,445	71,698	11,392
Other long-term liabilities	46,619	61,574	9,782
Deferred tax liabilities	11,937	12,677	2,014

Total liabilities	918,770	1,269,066	201,635

Commitments and contingencies (Note 17)
Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 241,151,755 and 242,604,223 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	178	179	28
Additional paid-in capital	2,168,364	2,199,954	349,538
Retained earnings (Accumulated deficit)	(29,705)	85,127	13,525
Accumulated other comprehensive loss	(22,703)	(39,166)	(6,223)

Total China Lodging Group, Limited shareholders’ equity	2,116,134	2,246,094	356,868
Noncontrolling interest	9,176	9,790	1,555

Total equity	2,125,310	2,255,884	358,423

TOTAL LIABILITIES AND EQUITY	3,044,080	3,524,950	560,058

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2009	2010	2011	2011
				US$ (Note 2)
Revenues:
Leased-and-operated hotels	1,288,898	1,707,771	2,172,934	345,244
Franchised-and-managed hotels	44,965	130,579	212,644	33,786

Total revenues	1,333,863	1,838,350	2,385,578	379,030
Less: Business tax and related taxes	73,672	99,857	135,981	21,605

Net revenues	1,260,191	1,738,493	2,249,597	357,425

Operating costs and expenses:
Hotel operating costs	1,004,472	1,180,202	1,703,337	270,633
Selling and marketing expenses	57,818	70,786	94,754	15,055
General and administrative expenses	83,666	119,989	160,062	25,431
Pre-opening expenses	37,821	111,210	184,298	29,282

Total operating costs and expenses	1,183,777	1,482,187	2,142,451	340,401

Income from operations	76,414	256,306	107,146	17,024
Interest income	1,871	15,945	18,111	2,877
Interest expense	8,787	2,682	882	140
Other income	—	2,564	2,649	421
Foreign exchange gain (loss)	(60)	6,923	15,930	2,531

Income before income taxes	69,438	279,056	142,954	22,713
Tax expense	17,990	57,262	24,816	3,943

Net income	51,448	221,794	118,138	18,770
Less: net income attributable to noncontrolling interest	8,903	6,043	3,306	525

Net income attributable to ordinary shareholders	42,545	215,751	114,832	18,245

Net earnings per share:
Basic	0.24	1.05	0.47	0.08
Diluted	0.23	0.92	0.47	0.08
Weighted average number of shares used in computation:
Basic	57,562,440	198,517,280	241,928,286	241,928,286
Diluted	183,631,885	234,480,894	246,181,202	246,181,202

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(DEFICIT) AND COMPREHENSIVE INCOME

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Ordinary Shares		Series A Preferred Shares		Additional Paid-in	Retained earnings (Accumulated	Accumulated Other Comprehensive	Noncontrolling	Total Equity	Comprehensive
	Share	Amount	Share	Amount	Capital	Deficit)	loss	Interest	(Deficit)	Income
Balance at January 1, 2009	54,071,135	42	44,000,000	34	265,067	(288,001)	(12,494)	6,111	(29,241)
Issuance of ordinary shares	6,141,878	4	—	—	75,702	—	—	—	75,706
Issuance of ordinary shares upon exercise of option	735,000	1	—	—	3,765	—	—	—	3,766
Share-based compensation	—	—	—	—	7,955	—	—	—	7,955
Acquisitions of noncontrolling interest	—	—	—	—	(495)	—	—	(1,450)	(1,945)
Net income	—	—	—	—	—	42,545	—	8,903	51,448	42,545
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(2,200)	(2,200)
Foreign currency translation adjustments	—	—	—	—	—	—	(36)	—	(36)	(36)

Balance at December 31, 2009	60,948,013	47	44,000,000	34	351,994	(245,456)	(12,530)	11,364	105,453	42,509

Issuance of ordinary shares to Ctrip.com	7,202,482	5	—	—	150,567	—	—	—	150,572
Issuance of ordinary shares upon initial public offering	41,400,000	28	—	—	804,820	—	—	—	804,848
Conversion of Series A convertible preferred shares to ordinary shares upon completion of initial public offering	44,000,000	34	(44,000,000)	(34)	—	—	—	—	—
Conversion of Series B convertible redeemable preferred shares into ordinary shares upon completion of initial public offering	78,058,919	57	—	—	796,746	—	—	—	796,803
Issuance of warrants	—	—	—	—	942	—	—	—	942
Acquisitions of noncontrolling interest	—	—	—	—	(10,588)	—	—	(6,511)	(17,099)
Issuance of ordinary shares upon exercise of warrants	1,700,000	1	—	—	17,872	—	—	—	17,873
Issuance of ordinary shares upon exercise of option	7,842,341	6	—	—	42,336	—	—	—	42,342
Share-based compensation	—	—	—	—	13,113	—	—	—	13,113
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	10	10
Sales of partial ownership interest in one subsidiary	—	—	—	—	562	—	—	568	1,130
Net income	—	—	—	—	—	215,751	—	6,043	221,794	215,751
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(2,298)	(2,298)
Foreign currency translation adjustments	—	—	—	—	—	—	(10,173)	—	(10,173)	(10,173)

Balance at December 31, 2010	241,151,755	178	—	—	2,168,364	(29,705)	(22,703)	9,176	2,125,310	205,578

Issuance of ordinary shares upon exercise of option	1,452,468	1	—	—	7,783	—	—	—	7,784
Share-based compensation	—	—	—	—	15,483	—	—	—	15,483
Excess tax benefit from share-based compensation	—	—	—	—	8,324	—	—	—	8,324
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	459	459
Net income	—	—	—	—	—	114,832	—	3,306	118,138	114,832
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(3,151)	(3,151)
Foreign currency translation adjustments	—	—	—	—	—	—	(16,463)	—	(16,463)	(16,463)

Balance at December 31, 2011	242,604,223	179	—	—	2,199,954	85,127	(39,166)	9,790	2,255,884	98,369

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2009	2010	2011	2011
				US$ (Note 2)
Operating activities:
Net income	51,448	221,794	118,138	18,770
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	7,955	13,113	15,483	2,460
Depreciation and amortization	145,571	171,539	236,857	37,633
Deferred taxes	7,957	9,228	(35,714)	(5,674)
Bad debt expenses	1,252	103	667	106
Deferred rent	36,568	70,761	92,927	14,765
Impairment loss	1,948	—	710	113
Excess tax benefit from share-based compensation	—	—	(8,324)	(1,323)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(2,848)	(6,481)	(16,401)	(2,606)
Prepaid rent	6,528	(82,649)	(75,820)	(12,047)
Inventories	13,767	(9,407)	(12,792)	(2,032)
Amount due from related parties	374	1,365	3,267	519
Other current assets	(16,873)	(13,404)	(15,684)	(2,492)
Other assets	(8,695)	(17,841)	(22,102)	(3,512)
Accounts payable	4,255	3,478	3,435	546
Amount due to related parties	(581)	(72)	175	28
Salary and welfare payables	(4,158)	28,042	22,628	3,595
Deferred revenue	42,612	42,283	92,803	14,745
Accrued expenses and other current liabilities	(1,993)	16,290	34,246	5,441
Income tax payable	(1,259)	11,252	7,350	1,168
Other long-term liabilities	12,513	9,732	16,891	2,684

Net cash provided by operating activities	296,341	469,126	458,740	72,887

Investing activities:
Purchases of property and equipment	(263,776)	(397,252)	(768,756)	(122,143)
Purchases of intangibles	(1,005)	(7,630)	(14,674)	(2,331)
Amount received as a result of government zoning	3,280	—	6,900	1,096
Acquisitions, net of cash received	—	(9,653)	(57,822)	(9,187)
Collection of amount due from related parties	377	—	—	—
Purchase of short-term investments	—	(430,000)	(30,000)	(4,767)
Proceeds from sales of short-term investments	—	330,000	130,000	20,655
Decrease (increase) in restricted cash	5,097	(775)	(225)	(36)

Net cash used in investing activities	(256,027)	(515,310)	(734,577)	(116,713)

Financing activities:
Proceeds from issuance of ordinary shares	54,945	959,104	—	—
Ordinary share issuance costs, net of existing shareholder reimbursements	—	3,929	—	—
Net proceeds from exercise of warrants	—	17,873	—	—
Net proceeds from issuance of ordinary shares upon exercise of option	3,766	41,125	7,285	1,157
Proceeds from short-term debt	150,000	—	—	—
Repayment of short-term debt	(230,000)	—	—	—
Proceeds from long-term debt	142,000	70,000	—	—
Repayment of long-term debt	(34,500)	(207,000)	—	—
Funds advanced from noncontrolling interest holders	14,215	2,778	3,485	554
Repayment of funds advanced from noncontrolling interest holders	(7,931)	(23,715)	(2,568)	(408)
Acquisitions of noncontrolling interest	(1,945)	(17,099)	—	—
Proceeds from sales of partial ownership interest in one subsidiary	—	1,130	—	—
Contribution from noncontrolling interest holders	—	10	459	73
Refund of deposits of share subscription	(42,503)	—	—	—
Dividend paid to noncontrolling interest holders	(2,200)	(2,298)	(3,151)	(501)

	Year Ended December 31,
	2009	2010	2011	2011
				US$ (Note 2)
Excess tax benefit from share-based compensation	—	—	8,324	1,323
Deposits received for exercise of options	1,216	—	—	—

Net cash provided by financing activities	47,063	845,837	13,834	2,198

Effect of exchange rate changes on cash and cash equivalents	(36)	(10,173)	(16,463)	(2,616)
Net increase (decrease) in cash and cash equivalents	87,341	789,480	(278,466)	(44,244)
Cash and cash equivalents at the beginning of the year	183,246	270,587	1,060,067	168,428

Cash and cash equivalents at the end of the year	270,587	1,060,067	781,601	124,184

Supplemental disclosure of cash flow information:
Interest paid	10,474	4,075	882	140
Income taxes paid	11,316	36,782	53,180	8,449
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payable	125,410	269,815	395,681	62,867
Issuance of ordinary shares from subscription deposit	20,761	—	—	—
Consideration payable for business acquisition	—	54,047	16,625	2,641
Purchase of intangible assets included in payables	—	12,278	11,455	1,820
Payment of ordinary share issuance costs through utilization of prepayment and amount included in payables	—	7,614	—	—
Reimbursement of government zoning included in receivables	—	4,400	—	—
Issuance of ordinary shares upon exercise of options from subscription deposit	—	1,217	—	—
Issuance warrant for acquisition of noncontrolling interest	—	7,067	—	—
Proceeds from issuance of ordinary shares upon exercise of option included in receivable	—	—	499	80

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Lodging Group, Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries (the “Group) are to develop leased-and-operated and franchised-and-managed limited-service hotels under the “Hanting Express Hotel”, “Hanting Seasons Hotel” and “Hanting Hi Inn” brands in the People’s Republic of China (“PRC”).

Leased-and-operated hotels

The Group leases hotel properties from property owners and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the “Hanting Express Hotel”, “Hanting Seasons Hotel” and “Hanting Hi Inn” brands at the beginning of the lease, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease.

Under the lease arrangements, the Group typically receives rental holidays of two to six months and pays fixed rent on a quarterly or biannual basis for the first three or five years of the lease term, after which the rental payments may be subject to an increase every three to five years. The Group recognizes rental expense on a straight-line basis over the lease term.

As of December 31, 2010 and 2011, the Group had 243 and 344 leased-and-operated hotels in operation, respectively.

Franchised-and-managed hotels

The Group enters into certain franchise arrangements with property owners for which the Group is responsible for managing the hotels, including hiring and appointing of the general manager of each franchised-and-managed hotel. Under a typical franchise agreement, the franchisee is required to pay an initial franchise-and-management fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is typically eight years and is renewable upon mutual agreement between the Group and the franchisee.

As of December 31, 2010 and 2011, the Group had 195 and 295 franchised-and-managed hotels in operation, respectively.

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

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment and intangible assets, valuation allowance of deferred tax assets, impairment of goodwill, share-based compensation and costs related to its customer loyalty program.

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

Short-term investments

Short-term investments represent held-to-maturity securities and are measured at amortized cost in the consolidated balance sheets. The Group classifies investments with maturities of more than three months and less than 12 months as short-term investments.

Accounts receivable, net of allowance

Trade receivables mainly consist of franchise fee receivables, amounts due from corporate customers, travel agents, hotel guests and credit card receivables, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

Inventories

Inventories mainly consist of small appliances, bedding and daily consumables. Small appliances and bedding are stated at cost, less accumulated amortization, and are amortized over their estimated useful lives, generally one year, from the time they are put into use. Daily consumables are expensed when used.

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and amortization. The renovations, betterments and interest cost incurred during construction are capitalized. Depreciation and amortization of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

Leasehold improvements	Shorter of the lease term or their estimated useful lives
Buildings	40 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

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

Intangible assets, net and unfavorable lease

Intangible assets consist primarily of favorable leases acquired in business combinations and, to a lesser extent, purchased software. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including favorable lease agreements existing as of the date of acquisition, are recognized and measured at fair value upon acquisition. Favorable lease agreements from business combination transactions are amortized over the remaining operating lease term. Unfavorable lease agreements from business combination transactions are recognized as other long-term liabilities and are amortized over the remaining operating lease term.

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

The Group recognized goodwill impairment of RMB1,098, nil and RMB710 for years ended December 31, 2009, 2010 and 2011, respectively.

Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets. In 2009, the Group recognized a long-lived asset impairment loss of RMB850 in connection with demolition of a leased-and-operated hotel (Note 4). There were no impairment charges recognized during the years ended December 31, 2010 or 2011.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Accruals for customer loyalty program

The Group invites its customers to participate in a customer loyalty program. Typically, a one-time membership fee is charged for new members. The membership has an unlimited life, but automatically expires after three years in the event of non-use for memberships granted prior to January 1, 2010. Memberships granted subsequent to January 1, 2010 expire after two years of non-use. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts within two years after the points are earned. The estimated incremental costs to provide membership upgrades, room night awards and other gifts are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as sales and marketing expense in the accompanying consolidated statements of operations. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. Prior to February 2009, the Group recorded estimated liabilities for all points earned by its customers as the Group did not have sufficient historical information to determine point forfeitures or breakage. The Group, with accumulated knowledge on reward points redemption and expiration, began to apply historical redemption rates in estimating the costs of points earned from March 2009 onwards. As of December 31, 2009, 2010 and 2011, the accruals for estimated liabilities under the customer loyalty program amounted to RMB1,876, RMB4,120 and RMB7,629, respectively.

Deferred revenue

Deferred revenue generally consists of non-refundable advances received from customers for rental of rooms, initial franchise-and-management fees received prior to the Group fulfilling its commitments to the franchisee, and cash received for membership fees.

Revenue recognition

Revenue is derived from hotel operations, including the rental of rooms, food and beverage sales and souvenir sales from leased-and-operated hotels. Revenue is recognized when rooms are occupied and food and beverages and souvenirs are sold.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are primarily required to pay (i) an initial one-time franchise-and-management fee, and (ii) continuing franchise-and-management fees, which mainly consist of (a) on-going management and service fees mainly based on a certain percentage of the room revenues of the franchised hotels, and (b) system maintenance, support fees and central reservation system usage fee. The one-time franchise-and-management fee is recognized when the franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. The ongoing management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. The system maintenance, support fee and central reservation system usage fee is recognized when services are provided.

In addition, the Group accounts for hotel manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise-and-management agreements, the Group charges the franchisees fixed hotel manager fees to cover the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses that the Group incurs on behalf of the franchised-and-managed hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2009, 2010 and 2011, the hotel manager fees that were recognized as revenue were RMB9,944, RMB30,097 and RMB43,021, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership terms of the different membership levels. Such term is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. Effective October 1, 2010, the Group prospectively revised the estimated membership term from three to five years to two to five years to more closely reflect the expected membership retention. The effect of this change in accounting estimate was immaterial for the year ended December 31, 2010. Revenues recognized from the customer loyalty program were RMB11,726, RMB22,633 and RMB35,623 for the years ended December 31, 2009, 2010 and 2011, respectively.

Business tax and related taxes

The Group is subject to business tax, education surtax and urban maintenance and construction tax, on the services provided in the PRC. Such taxes are primarily levied based on revenue at applicable rates and are recorded as a reduction of revenues.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of operations as incurred, and amounted to RMB20,206, RMB18,217 and RMB28,445 for the years ended December 31, 2009, 2010 and 2011, respectively.

Government grants

Unrestricted government subsidies from local governmental agencies allowing the Group full discretion to utilize the funds were RMB2,446, RMB4,034 and RMB7,491 for the years ended December 31, 2009, 2010 and 2011, respectively, which were recorded as a reduction of general and administrative expenses in the consolidated statements of operations.

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

Capitalization of interest

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. The interest expense incurred for the years ended December 31, 2009, 2010 and 2011 was RMB10,419, RMB4,074 and RMB882, of which RMB1,632, RMB1,392 and nil was capitalized as additions to assets under construction, respectively.

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

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Foreign currency translation and comprehensive income

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of changes in equity (deficit) and comprehensive income.

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

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2011. The carrying values of financial instruments, which consist of cash, restricted cash, short-term investments, accounts receivable and accounts payable, are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

Warrants

The Group records warrants convertible into mezzanine equity securities and ordinary shares as liabilities and adjusts the carrying amount of such liabilities to fair value at each reporting date.

Share-based compensation

The Group recognizes share-based compensation in the statement of operations based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended December 31, 2009, 2010 and 2011, the Group recognized share-based compensation expense of RMB7,955, RMB13,113 and RMB15,483, respectively, which was classified as follows:

	At December 31,
	2009	2010	2011
Hotel operating costs	523	1,555	2,115
Selling and marketing expenses	465	778	783
General and administrative expenses	6,967	10,780	12,585

Total	7,955	13,113	15,483

Earnings per share

The Group determined that its Series A convertible preferred shares and Series B convertible redeemable preferred shares were participating securities as each participated in the undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group used the two-class method of computing earnings per share. Under this method, net income applicable to holders of ordinary shares was allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class could share in income for the period. Losses were not allocated to the participating securities. Diluted earnings per share was computed using the more dilutive of the two-class method or the if-converted method. The preferred shares were converted into ordinary shares upon the completion of the Group’s initial public offering (“IPO”) in March 2010. The two-class method of computing earnings per share ceased to apply on the conversion date.

Segment reporting

The Group operates and manages its business as a single segment. The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.

Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended the FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change particular principles in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011 and should be applied prospectively. The Company does not expect that ASU 2011-04 will have a significant impact on its consolidated results of operations or financial position.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires an entity to present items of net income, other comprehensive income and total comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers the effective date of the changes in ASI 2011-05 that relate to the presentation of reclassification adjustments for each component of other comprehensive income in both net income and other comprehensive income. The amendments in the ASU’s do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 and ASU 2011-12 are both effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be applied retrospectively. The Company will be required to adopt ASU 2011-05 and ASU 2011-12 no later than the quarter beginning January 1, 2012. As the ASUs require additional presentation only, there will be no impact to the Company’s consolidated results of operations or financial position.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. Previous guidance required an entity to test goodwill for impairment by first comparing the fair value of a reporting unit with its carrying amount. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company will be required to adopt ASU 2011-08 as of January 1, 2012 and does not expect that ASU 2011-08 will have a significant impact on its consolidated results of operations or financial position.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2939, on December 30, 2011, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2011, or at any other rate.

3.	ACQUISITIONS

(i) During the year ended December 31, 2011, the Group acquired four individual hotels in the form of leased- and- operated hotel for total cash consideration of RMB20,400. The business acquisitions were accounted for under the purchase accounting.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2011	Amortization period
Current assets	2,199
Intangible assets	63
Property and equipment	10,980	5-10 years
Favorable lease	5,847	remaining lease term
Goodwill	1,873
Franchise agreements	900
Deferred tax liabilities	(1,462)

Total	20,400

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

(ii) During the year ended December 31, 2010, the Group acquired nine individual hotels in the leased-and-operated hotel business for total cash consideration of RMB63,733. The business acquisitions were accounted for under the purchase accounting.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2010	Amortization period
Cash	33
Property and equipment	25,550	5-10 years
Favorable lease	20,800	remaining lease term
Deferred tax assets	229
Goodwill	22,921
Unfavorable lease	(1,600)	remaining lease term
Franchise agreements	600	remaining franchise agreement term
Deferred tax liabilities	(4,800)

Total	63,733

(iii) In 2009 and 2010, the Group acquired noncontrolling interests in five and four existing subsidiaries, respectively. The aggregate consideration for these acquisitions was comprised of the following:

	2009	2010
Cash consideration	1,945	17,099
Fair value of warrants	—	7,068

Total consideration	1,945	24,167

The warrants provide the holder with the ability to purchase 1,500,000 ordinary shares of the Company at an exercise price of US$1.54 per share. The fair value of the warrants was determined by the Group using generally accepted valuation methodologies, including the discounted cash flow approach which incorporates certain assumptions including the financial results, growth trends, terminal value and discount rate of the Group, to derive the total equity value of the Group.

The acquisitions of the noncontrolling interests were accounted for as equity transactions. The difference between the purchase consideration and the related carrying value of the noncontrolling interests of RMB495 and RMB17,655 were recorded as a reduction of additional paid-in capital during the years ended December 31, 2009 and 2010, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2010	2011
Cost:
Buildings	11,860	11,860
Leasehold improvements	1,479,970	2,213,221
Furniture, fixtures and equipment	249,064	348,713
Motor vehicles	6	828

	1,740,900	2,574,622
Less: Accumulated depreciation	(441,054)	(663,002)

	1,299,846	1,911,620
Construction in progress	122,586	184,174

Property and equipment, net	1,422,432	2,095,794

Depreciation expense was RMB143,676, RMB167,490 and RMB229,742 for the years ended December 31, 2009, 2010 and 2011, respectively.

In 2009, the Group demolished one leased-and-operated hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB3,753, favorable lease agreement of RMB377 and goodwill of RMB1,098 associated with this hotel. The Group recognized impairment loss of long-lived assets of RMB850, which is net of RMB3,280 cash received, and goodwill impairment loss of RMB1,098.

In 2010, the Group demolished one leased-and-operated hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB3,994 associated with this hotel and recognized a gain of RMB406, which is net of reimbursements receivable of RMB4,400, which have been included as a component of other current assets in the consolidated balance sheet as of December 31, 2010 and received in 2011.

In 2011, the Group demolished one leased-and-operated hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB2,411 associated with this hotel and recognized a gain of RMB89, which is net of RMB2,500 cash received.

As of December 31, 2011, the Group has been formally notified by local government authorities that three additional leased-and-operated hotels of the Group will likely be demolished due to local government zoning requirements. The aggregate carrying amount of property and equipment at the hotels was RMB10,517 as of December 31, 2011. None of the hotels have recorded intangible assets or goodwill. The Group has not recognized any impairment as expected cash flows from the hotels’ operations prior to demolition and expected amounts to be received as a result of the demolition will likely exceed the carrying value of such assets. The Group estimated amounts to be received based on the relevant PRC laws and regulations, terms of the lease agreements, and the prevailing market practice.

5.	INTANGIBLE ASSETS, NET AND UNFAVORABLE LEASE

Intangible assets, net consist of the following:

	As of December 31,
	2010	2011
Favorable lease agreements	61,309	67,156
Purchased software	4,922	18,158

Total	66,231	85,314
Less: Accumulated amortization	(8,883)	(15,535)

Total	57,348	69,779

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Unfavorable lease

	As of December 31,
	2010	2011
Unfavorable lease agreements	3,924	3,924
Less: Accumulated amortization	(1,095)	(1,532)

Unfavorable lease agreements, net	2,829	2,392

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

Amortization expense of intangible assets for the years ended December 31, 2009, 2010 and 2011 amounted to RMB2,203, RMB3,754 and RMB6,652, respectively.

The annual estimated amortization expense for the above intangible assets and unfavorable lease for the following years is as follows:

	Amortization for Intangible Assets	Amortization for Unfavorable Lease	Net Amortization
2012	7,549	(437)	7,112
2013	7,503	(338)	7,165
2014	7,246	(297)	6,949
2015	7,121	(289)	6,832
2016	6,831	(209)	6,622
Thereafter	33,529	(822)	32,707

	69,779	(2,392)	67,387

6.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2009, 2010 and 2011 were as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
Balance at January 1, 2009	19,550	—	19,550
Impairment losses recognized	—	(1,098)	(1,098)

Balance at December 31, 2009	19,550	(1,098)	18,452
Increase in goodwill related to acquisitions	22,921	—	22,921
Impairment losses recognized	—	—	—

Balance at December 31, 2010	42,471	(1,098)	41,373
Increase in goodwill related to acquisitions	1,873	—	1,873
Impairment losses recognized	—	(710)	(710)

Balance at December 31, 2011	44,344	(1,808)	42,536

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2010	2011
Payable for business acquisitions	49,684	13,573
Business taxes and other subcharge payables	18,962	28,449
Accrual for customer loyalty program	4,120	7,629
Payable to noncontrolling interest holders	10,516	11,433
Other payables	19,850	13,249
Accrued rental	15,379	26,544
Accrued utilities	13,914	19,224
Other accrued expenses	16,501	22,045

Total	148,926	142,146

From time to time, the Group receives cash funding advanced from noncontrolling interest holders for joint venture hotels. Such advances are non-interest bearing and are payable within one year.

8.	PREFERRED SHARES, WARRANT I and WARRANT II

In February 2007, the Company issued 44,000,000 Series A convertible preferred shares, par value US$0.0001 per share, at issuance price of US$0.50 per share.

On June 20, 2007, the Company issued 35,873,535 Series B convertible redeemable preferred shares, par value US$0.0001, of which 32,144,009 shares were issued for cash proceeds of RMB312,338 (US$41,000) and 3,729,526 shares were issued upon the conversion of convertible notes and accrued interest of RMB30,472 (US$4,000) and RMB331 (US$43), respectively. Total cash proceeds of RMB310,383 (US$40,743) were net of issuance costs of RMB1,955 (US$257).

In conjunction with the Series B convertible redeemable preferred shares, the Group granted Warrant I and Warrant II to purchase 13,066,670 and 3,136,001 Series B convertible redeemable preferred shares at a per share purchase price RMB10.44 (US$1.53) and RMB8.70 (US$1.28), respectively. The total fair value of Warrant I and Warrant II was RMB15,544.

In 2007 and June 2008, the Company issued 12,916,045 Series B convertible redeemable shares upon exercise of 8,212,044 Warrants I, 3,136,001 Warrant II and 4,704,001Warrant III, which were granted in conjunction with a promissory note issued in 2007, for total consideration of RMB160,596 (US$22,569). On June 20, 2008, 4,854,626 Warrant I expired unexercised.

In 2008, the Company issued 11,760,002, 11,760,002 and 1,306,667 Series B Shares for RMB10.44 (US$1.53) per share for total proceeds of RMB129,323 (US$18,000), RMB127,588 (US$18,000) and RMB13,894 (US$2,000), respectively, to existing ordinary and Series A shareholders.

In 2008, the Company exchanged 1,306,667 Series B Shares for a RMB13,894 (US$2,000) related party payable due to Powerhill Holdings Limited (“Powerhill”, a BVI company wholly-owned by Qi Ji and Tongtong Zhao), previously advanced to the Group for working capital purposes. No compensation expense was recorded given the effective purchase price of the Series B Shares exceeded the fair value of the Series B Shares on the exchange date.

Upon the completion of the Group’s IPO in March 2010, Series A convertible preferred shares and Series B convertible redeemable preferred shares were converted into ordinary shares on a one-to-one basis.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The key terms of Series A Shares and Series B Shares (collectively the “Preferred Shares”) were as follows:

Dividends

The holders of the Preferred Shares were entitled to participate in dividends paid to holders of ordinary shares on an as-converted basis.

Voting Rights

Each ordinary share was entitled to two votes per share. A Series A Share was entitled to one one-half of the number of ordinary shares into which it was convertible (one vote per ordinary share). Each Series B Share was entitled to vote on an as-if converted basis (two votes per ordinary share).

Conversion

The Preferred Shares were convertible into ordinary shares at 1:1 ratio initially, at the option of the holder at any time. The Preferred Shares were also automatically convertible upon the consummation of IPO or obtaining the necessary written consent from the holders of Preferred Shares. An IPO referred to a firm commitment, underwritten IPO by the Company of its ordinary shares with (i) a market capitalization equal to no less than US$495,000 immediately prior to the IPO, and (ii) total offering proceeds to the Company, before deduction of selling expenses, of not less than US$50,000.

The conversion prices of the Preferred Shares were subject to anti-dilution adjustments and in the event the Company issued ordinary shares at a price per share lower than the applicable conversion price in effect immediately prior to such issuance. No adjustments to the conversion prices occurred.

The Company determined that there was no BCF attributable to the Preferred Shares as the effective conversion price of the Preferred Shares was greater than the fair value of the ordinary shares on the respective commitment dates.

Redemption

The Series A Shares were not redeemable.

The Series B Shares were redeemable at a price equal to the subscription price plus all declared but unpaid dividends at the election of the holders of a majority of such shares on or after May 1, 2012.

Liquidation Preferences

The holders of Preferred Shares had preference over holders of ordinary shares with respect to payment of dividends and distribution of assets in the event of any voluntary or involuntary liquidation, dissolution, winding up or deemed liquidation of the Company. A deemed liquidation event included a change in control and the sale, transfer or disposition of all or substantially all of the assets of the Group. The holders of Preferred Shares were entitled to receive an amount equal to the subscription price, plus declared but unpaid dividends. Series B Shares must receive their liquidation payment prior to any such payments being made on the Series A Shares.

Investor Put Option

The holders of Series B Shares had the right before the date of a Qualified IPO to require Qi Ji, founder and CEO of the Group, to purchase all or any portion of the Series B Shares at a per share price equal to 105% of the subscription price, upon the occurrence of certain triggering events.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

9.	HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased-and-operated hotels and franchised-and-managed hotels and consist of the following:

	Year Ended December 31,
	2009	2010	2011
Rent	418,544	476,100	655,247
Utilities	90,035	108,208	150,865
Personnel cost	169,248	210,906	329,078
Depreciation and amortization	141,600	163,125	227,938
Consumable, food and beverage	119,056	145,317	228,244
Others	65,989	76,546	111,965

Total	1,004,472	1,180,202	1,703,337

10.	PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Year Ended December 31,
	2009	2010	2011
Rents	29,907	88,177	153,229
Personnel cost	3,584	5,214	13,273
Others	4,330	17,819	17,796

Total	37,821	111,210	184,298

11.	SHARE-BASED COMPENSATION

In February 2007, the Group adopted the 2007 Global Share Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2007 Global Share Plan, the Group may issue incentive awards to the Participants to purchase not more than 10,000,000 ordinary shares. In June 2007, the Group adopted the 2008 Global Share Plan which allows the Group to offer incentive awards to Participants. Under the 2008 Global Share Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In October 2008, the Group increased the maximum number of incentive awards available under the 2008 Global Share Plan to 7,000,000. In September 2009, the Group adopted 2009 Share Incentive Plan which allows the Group to offer incentive awards to Participants. Under the 2009 Share Incentive Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In July 2010, the Group increased the maximum number of incentive awards available under 2009 Share Incentive Plan to 15,000,000. The 2007 and 2008 Global Share Plans and 2009 Share Incentive Plan (collectively, the “Incentive Award Plans”) contain the same terms and conditions. All incentive awards granted under the Incentive Award Plans have a maximum life of ten years and vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years. As of December 31, 2011, the Group had granted 21,904,248 options and 628,061 nonvested restricted stocks.

Share options

The Group records share-based compensation based on the grant date fair value of the option. When estimating the fair value of its ordinary shares, prior to the Group’s IPO in March 2010, the Group considered a number of factors, using generally accepted valuation methodologies, including the discounted cash flow approach, which incorporated certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preference shares and determined the fair value of the ordinary shares based on the option pricing model under the enterprise value allocation method. Under this method, the ordinary shares had value only if the funds available for distribution to shareholders exceeded the value of the liquidation preference at the time of a liquidity event.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The weighted-average grant date fair value for options granted during the years ended December 31, 2009, 2010 and 2011 was RMB6.20 (US$0.91), RMB12.99 (US$1.96) and RMB14.37 (US$2.23), respectively, computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Company uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Company and the comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2009	2010	2011
Suboptimal exercise factor	2.5	2.5 to 4.24	3.83 to 8.93
Risk-free interest rate	3.95 to 4.58%	3.58 to 4.50%	1.88 to 2.66%
Volatility	52.33 to 55.12%	45.36 to 51.42%	50.61 to 50.69%
Dividend yield	—	—	—
Life of option	10 years	10 years	6 years

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	Years	US$’000
Share options outstanding at January 1, 2011	10,656,829	1.52
Granted	972,768	4.41
Forfeited	(403,287)	3.36
Exercised	(1,452,468)	0.83

Share options outstanding at December 31, 2011	9,773,842	1.84	7.04	17,427

Share options vested or expected to vest at December 31, 2011	8,921,880	1.83	7.01	15,975

Share options exercisable at December 31, 2011	5,803,918	1.48	6.89	12,038

As of December 31, 2011, there was RMB28,208 in total unrecognized compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 2.30 years.

During the years ended December 31, 2009, 2010 and 2011, 735,000, 7,842,341 and 1,452,468 options were exercised having an aggregate intrinsic value of RMB7,431, RMB11,271 and RMB37,700, respectively.

Nonvested restricted stocks

The fair value of each nonvested restricted stock is based on the fair market value of the underlying ordinary shares on the date of grant.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The following table summarized the Group’s restricted stock activity in 2011.

	Number of restricted stocks	Weighted average grant date fair value
		US$
Nonvested restricted stocks outstanding at January 1, 2011	—	—
Granted	628,061	4.18
Forfeited	(56,236)	4.30

Nonvested restricted stocks outstanding at December 31, 2011	571,825	4.17

As of December 31, 2011, there was RMB12,314 in unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 3.53 years.

The total fair value of nonvested restricted stocks vested in 2011 was nil.

12.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2009	2010	2011
Net income attributable to ordinary shareholders — basic	13,634	207,814	114,832
Amounts allocated to preferred shares for participating rights to dividends	28,911	7,937	—

Net income attributable to ordinary shareholders — diluted	42,545	215,751	114,832

Weighted average ordinary shares outstanding — basic	57,562,440	198,517,280	241,928,286
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	4,010,526	6,201,302	4,252,916
Preferred shares	122,058,919	29,762,312	—

Weighted average ordinary shares outstanding — diluted	183,631,885	234,480,894	246,181,202

Basic earnings per share	0.24	1.05	0.47

Diluted earnings per share	0.23	0.92	0.47

For the years ended December 31, 2009, 2010 and 2011, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Year Ended December 31,
	2009	2010	2011
Outstanding employee options and nonvested restricted stocks	11,260,935	—	1,486,533

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

13.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

China Lodging Holdings (HK) Limited is subject to Hong Kong profit tax at a rate of 16.5% in 2009, 2010 and 2011. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Singapore

China Lodging Holdings Singapore Pte. Ltd. is subject to Singapore corporate income tax at a rate of 17% in 2011. No Singapore profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Singapore during the years presented.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Hanting Technology (Suzhou) Co., Ltd, as a recognized software development entity located at Suzhou Industrial Park in Suzhou of PRC, is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Hanting Suzhou has entered into the first tax profitable year for the year ended December 31, 2011.

At December 31, 2009, the amount of gross unrecognized tax benefits was zero. At December 31, 2010 and 2011, RMB799 and RMB1,494 was accrued as a reduction of net income with a corresponding increase in the liability for uncertain tax positions, respectively. The group does not anticipate any significant increase to its liability for unrecognized tax benefits within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2006 through 2011 on non-transfer pricing matters, and from 2005 through 2011 on transfer pricing matters.

Tax expense (benefit) is comprised of the following:

	As of December 31,
	2009	2010	2011
Current Tax	10,033	48,034	60,530
Deferred Tax	7,957	9,228	(35,714)

Total	17,990	57,262	24,816

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2009	2010	2011
PRC statutory tax rate	25%	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	3%	—	3%
Effect of different tax rate of group entities operating in other jurisdictions	1%	(2)%	(3)%
Effect of change in valuation allowance	(3)%	(1)%	9%
Effect of tax holiday	—	—	(17)%
Other	—	(1)%	—

Effective tax rate	26%	21%	17%

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2009	2010	2011
Aggregate amount	—	—	24,156
Per share effect—basic	—	—	0.10
Per share effect—diluted	—	—	0.10

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2010 and 2011 are as follows:

	As of December 31,
	2010	2011
Deferred tax assets:
Net loss carryforward	22,387	59,340
Pre-opening expenses	891	768
Deferred revenue	18,014	25,997
Deferred rent	4,548	4,025
Unfavorable lease	765	685
Bad debt provision	194	361
Accrual for customer loyalty program	1,030	1,907
Accrued payroll	2,069	2,092
Share-based compensation	4,444	7,464
Valuation allowance	(8,247)	(21,552)

Total deferred tax assets	46,095	81,087

Deferred tax liabilities:
Favorable lease	9,461	10,526
Capitalized interest	2,476	2,151

Total deferred tax liabilities	11,937	12,677

Deferred tax assets are analyzed as:
Current	17,940	40,119
Non-Current	28,155	40,968

	46,095	81,087

Deferred tax liabilities are analyzed as:
Current	—	—
Non-current	11,937	12,677

	11,937	12,677

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

As of December 31, 2011, the Group had tax loss carryforwards of RMB237,362 which will expire between 2012 and 2016 if not used.

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

The Group has also considered specific known trend of profits expected to be reflected for a company operating in the hotel industry. The Group believes it is more-likely-than-not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2010 and 2011. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

In accordance with the New EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. The Group intends to permanently reinvest the undistributed earnings of the Group’s PRC subsidiaries, therefore, no provision for PRC dividend withholding tax was provided.

14.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB26,711, RMB29,611 and RMB57,295 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

15.	RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB3,091, RMB11,186 and RMB26,915 as of December 31 2009, 2010 and 2011, respectively. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB1,790,078 at December 31, 2011 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2011, approximately RMB 1,818,493 is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group because they are affiliates of the Group under the common control of the Group’s major shareholder. The related parties only act as service providers and lessors to the Group and there is no other relationship wherein the Group has the ability to exercise significant influence over the operating and financial policies of these parties. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Nature of the Party	Relationship with the Group
Lishan Property (Suzhou) Co., Ltd. (“Suzhou Property”)	Commercial leasing business	Controlled by Qi Ji

Ctrip.com International, Ltd. (“Ctrip.com”)	Online travel services provider	Qi Ji is a director

Winner Crown Holdings Limited. (“Winner Crown”)	Investment Company	Controlled by Qi Ji

Qi Ji	Founder	Founder

In August 2011, Mr. Qi Ji sold all the ownership interests in Powerhill to third parties and since then Powerhill and its wholly owned subsidiary Suzhou Property has been no longer related party to the Group.

(a)	Related party balances

Amounts due from related parties are comprised of a loan to Suzhou Property which was converted into prepayment for rent during 2009. The amounts due from related parties were unsecured and interest free.

	At December 31,
	2010	2011
Suzhou Property	3,267	—

Amounts due to related parties were comprised of commissions payable to Ctrip for reservation services. The amounts due to related parties were interest free and payable upon demand.

	At December 31,
	2010	2011
Ctrip.com	855	1,030

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

(b)	Related party transactions

During the years ended December 31, 2009, 2010 and 2011, related party transactions consisted of the following:

	Year Ended December 31,
	2009	2010	2011
Rental expense — Suzhou Property	3,614	3,640	2,275
Commission expenses — Ctrip.com	9,949	9,458	7,962

In August 2009, the Company issued 1,982,509 ordinary shares at RMB12.32 (US$1.80) to Winner Crown for total proceeds of RMB24,432 (US$3,577).

In March 2010, the Company issued 7,202,482 ordinary shares at the price equal to the IPO price per ordinary share for the total proceeds of RMB150,572 (US$22,058) to Ctrip.com.

17.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group has entered into lease agreements for certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2011 were as follows:

Year ending December 31,
2012	840,178
2013	894,197
2014	914,546
2015	913,670
2016	890,850
Thereafter	5,676,614

Total	10,130,055

(b)	Purchase Commitments

As of December 31, 2011, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB110,472, which is expected to be incurred within one year.

(c)	Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the business or financial condition.

18. Subsequent event

In March 2012, the Group entered into a bank credit facility under which the Group can borrow up to RMB 500 million by May 21, 2015. The interest rate for each draw down is established on the draw-down date and is adjusted annually, based on the loan interest rate stipulated by the People’s Bank of China for the corresponding period. The credit facility is restricted to certain hotels’ renovation.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

CHINA LODGING GROUP, LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	As of December 31,
	2010	2011	2011
			US$ (Note 2)
Assets
Current assets:
Cash and cash equivalents	39,898	45,069	7,161
Prepayments and other current assets	12,626	1,014	161

Total current assets	52,524	46,083	7,322
Other assets	786	628	100
Investment in subsidiaries	2,070,342	2,204,258	350,220

Total assets	2,123,652	2,250,969	357,642

Liabilities and equity
Current liabilities:
Deferred revenue	1,577	1,500	238
Accrued expenses and other current liabilities	818	—	—

Total current liabilities	2,395	1,500	238
Deferred revenue	5,123	3,375	536

Total liabilities	7,518	4,875	774

Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 241,151,755 and 242,604,223 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	178	179	28
Additional paid-in capital	2,168,364	2,199,954	349,538
Retained earnings (Accumulated deficit)	(29,705)	85,127	13,525
Accumulated other comprehensive loss	(22,703)	(39,166)	(6,223)

Total equity	2,116,134	2,246,094	356,868

Total liabilities and equity	2,123,652	2,250,969	357,642

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

CHINA LODGING GROUP, LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF OPERATIONS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2009	2010	2011	2011
				US$ (Note 2)
Operating costs and expenses:
Selling and marketing expenses	—	157	157	25
General and administrative expenses	9,664	13,485	16,447	2,613

Total operating costs and expenses	9,664	13,642	16,604	2,638

Loss from operations	(9,664)	(13,642)	(16,604)	(2,638)
Interest income	14	813	452	72
Foreign exchange gain (loss)	—	(547)	1,086	172
Other income	—	3,028	2,649	421
Income in investment in subsidiaries	52,195	226,099	127,249	20,218

Net income attributable to ordinary share holders	42,545	215,751	114,832	18,245

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

CHINA LODGING GROUP, LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2009	2010	2011	2011
				US$ (Note 2)
Operating activities:
Net income	42,545	215,751	114,832	18,245
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	7,955	13,113	15,483	2,460
Income in investment in subsidiaries	(52,195)	(226,099)	(127,249)	(20,218)
Changes in operating assets and liabilities:
Deferred revenue	—	6,700	(1,825)	(290)
Prepayments and other current assets	(487)	(18,581)	12,269	1,950
Salary and welfare payable	(1,075)	—	—	—
Accrued expenses and other current liabilities	(265)	15	(818)	(130)

Net cash provided by (used in) operating activities	(3,522)	(9,101)	12,692	2,017

Investing activities:
Collection from amount due from subsidiaries	—	13,654	—	—
Investment in subsidiaries	(51,341)	(979,345)	—	—

Net cash used in investing activities	(51,341)	(965,691)	—	—

Financing activities:
Proceeds from issuance ordinary shares	54,945	959,104	—	—
Ordinary share issuance costs, net of exisiting shareholder reimbursements	—	3,930	—	—
Net proceeds from issuance of ordinary shares upon exercise of option	3,765	41,125	7,285	1,157
Net proceeds from exercise of warrants	—	17,873	—	—
Refund of deposit for share subscription	(1,503)	—	—	—
Deposit received for exercise of option	1,006	—	—	—

Net cash provided by financing activities	58,213	1,022,032	7,285	1,157

Effect of exchange rate changes on cash and cash equivalents	(20)	(16,189)	(14,806)	(2,352)
Net increase in cash and cash equivalents	3,330	31,051	5,171	822
Cash and cash equivalents at the beginning of the year	5,517	8,847	39,898	6,339

Cash and cash equivalents at the end of the year	8,847	39,898	45,069	7,161

Supplemental schedule of non-cash investing and financing activities:
Issuance of ordinary shares from subscription deposit	20,761	—	—	—
Payment of ordinary share issuance costs through utilization of prepayment and amount included in payables	—	7,614	—	—
Issuance of ordinary shares upon exercise of options from subscription deposit	—	1,217	—	—
Issuance warrant for acquisition of noncontrolling interest	—	7,067	—	—
Proceeds from issuance of ordinary shares upon exercise of option included in receivable	—	—	499	80

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

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

CHINA LODGING GROUP, LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Charge to Costs and Expenses	Charge Taken Against Allowance	Balance at end of Year
		(Renminbi in thousands)
Allowance for doubtful accounts of accounts receivables and other receivables:
December 31, 2009	923	1,252	—	2,175
December 31, 2010	2,175	103	—	2,278
December 31, 2011	2,278	667	—	2,945
Valuation allowance for deferred tax assets
December 31, 2009	13,511	8,472	(10,121)	11,862
December 31, 2010	11,862	3,856	(7,471)	8,247
December 31, 2011	8,247	17,350	(4,045)	21,552

* * * * * *