Form 20-F
period 2012-12-31
China Lodging Group, Ltd
filed 2013-04-23
CIK 1483994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Min (Jenny) Zhang

Chief Financial Officer

Telephone: +86-21-6076-0606

E-mail: zhangmin@htinns.com

Facsimile: +86-21-6195-9586

No. 2266 Hongqiao Road

Changning District

Shanghai 200336

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing four ordinary shares, par value US$0.0001 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 244,494,095 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐   No  ☒

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17   ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐  No  ☐

i

ii

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB6.2301, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2012. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 19, 2013, the exchange rate was US$1.00 to RMB6.1772. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, in this annual report,

•	“ADRs” are to the American depositary receipts that may evidence our ADSs;

•	“ADSs” are to our American depositary shares, each representing four ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;

•	“Ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States; and

•	“We,” “us,” “our company,” “our,” and “China Lodging” are to China Lodging Group, Limited, a Cayman Islands company, and its predecessor entities and subsidiaries.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with U.S. GAAP. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenues	764,249	1,260,191	1,738,493	2,249,597	3,224,527	517,572
Operating costs and expenses(1)	917,901	1,183,777	1,482,187	2,142,451	3,004,794	482,302
Income (loss) from operations	(153,652)	76,414	256,306	107,146	219,733	35,270
Income (loss) before income taxes	(156,463)	69,438	279,056	142,954	233,673	37,507
Net income (loss)	(132,583)	51,448	221,794	118,138	179,504	28,812
Less: net income (loss) attributable to noncontrolling interest	3,579	8,903	6,043	3,306	4,617	741

Net income (loss) attributable to China Lodging Group, Limited	(136,162)	42,545	215,751	114,832	174,887	28,071

Net earnings (loss) per share:
Basic	(2.52)	0.24	1.05	0.47	0.72	0.12
Diluted	(2.52)	0.23	0.92	0.47	0.71	0.11
Net earnings (loss) per ADS(2):
Basic	(10.07)	0.95	4.19	1.90	2.88	0.46
Diluted	(10.07)	0.93	3.68	1.87	2.83	0.45
Weighted average number of shares used in computation:
Basic	54,071	57,562	198,517	241,928	243,284	243,284
Diluted	54,071	183,632	234,481	246,181	246,981	246,981

Note: (1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	4,815	7,955	13,113	15,483	20,837	3,345

(2)	Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2008, 2009, 2010, 2011 and 2012:

	As of December 31,
	2008	2009	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	183,246	270,587	1,060,067	781,601	449,844	72,205
Restricted cash	5,597	500	1,275	1,500	1,790	287
Prepaid rent	76,146	69,618	152,267	228,087	321,305	51,573
Property and equipment, net	957,407	1,028,267	1,422,432	2,095,794	2,951,509	473,750
Total assets	1,432,940	1,581,131	3,044,080	3,524,950	4,330,187	695,043
Accounts payable	182,803	141,570	283,203	417,605	624,824	100,291
Long-term debt	27,500	80,000	—	—	—	—
Deferred rent – long-term	138,207	174,775	237,427	329,774	470,438	75,511
Deferred revenue	32,149	74,761	117,044	209,846	300,315	48,204
Total liabilities	665,378	678,875	918,770	1,269,066	1,839,622	295,280
Mezzanine equity	796,803	796,803	—	—	—	—
Total equity (deficit)	(29,241)	105,453	2,125,310	2,255,884	2,490,565	399,763

The following table presents a summary of our consolidated statements of cash flow for the years ended December 31, 2008, 2009, 2010, 2011 and 2012:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	(13,738)	296,341	469,126	458,740	715,720	114,879
Net cash used in investing activities	(451,589)	(256,027)	(515,310)	(734,577)	(1,068,130)	(171,447)
Net cash provided by financing activities	482,479	47,063	845,837	13,834	19,895	3,195

Exchange Rate Information

This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. For all dates and periods through December 31, 2008, conversions of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate on December 31, 2012. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 19, 2013, the daily exchange rate reported by the Federal Reserve Board was RMB6.1772 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3088	6.2221	6.3879
October	6.2372	6.2627	6.2372	6.2877
November	6.2265	6.2338	6.2221	6.2454
December	6.2301	6.2333	6.2251	6.2502
2013
January	6.2186	6.2215	6.2134	6.2303
February	6.2213	6.2323	6.2213	6.2438
March	6.2108	6.2154	6.2105	6.2246
April (through April 19, 2013)	6.1772	6.1927	6.1720	6.2078

(1)	Averages for a period are calculated by using the average of the exchange rates at the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Business

Our operating results are subject to conditions affecting the lodging industry in general.

Our operating results are subject to conditions typically affecting the lodging industry, which include:

•	changes and volatility in national, regional and local economic conditions in China;

•	competition from other hotels, the attractiveness of our hotels to customers, and our ability to maintain and increase sales to existing customers and attract new customers;

•	adverse weather conditions, natural disasters or travelers’ fears of exposure to contagious diseases and social unrest;

•	changes in travel patterns or in the desirability of particular locations;

•	increases in operating costs and expenses due to inflation and other factors;

•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;

•	the quality and performance of managers and other employees of our hotels;

•	the availability and cost of capital to fund construction and renovation of, and make other investments in, our hotels;

•	seasonality of the lodging business and national or regional special events;

•	the possibility that leased properties may be subject to challenges as to their compliance with the relevant government regulations; and

•	maintenance and infringement of our intellectual property.

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

Our business and operations are primarily based in China and domestic business and leisure traveler customers account for a significant majority of our revenues. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the PRC economy and travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In 2008, China was affected by the disruptions to financial markets described below, and, although the Chinese economy began recovering in 2010 and has remained relatively stable since then, it is uncertain whether such recovery will continue. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services.

There is a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate is based on several current or emerging factors including: (i) overinvestment by the government and businesses and excessive credit offered by banks; (ii) a rudimentary monetary policy; (iii) excessive privileges to state-owned enterprises at the expense of private enterprises; (iv) the dwindling supply of surplus labor; (v) a decrease in exports due to weaker demand overseas; and (vi) failure to boost domestic consumption.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran or North Korea. Economic conditions in China are sensitive to global economic conditions.

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

The lodging industry in China is highly fragmented. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate. Our HanTing Hotels mainly compete with Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel groups and stand-alone hotels, and certain international brands such as Super 8. HanTing Hotels also compete with two- and three-star hotels, as they offer rooms with amenities comparable to many of those hotels. Our JI Hotels and Starway Hotels face competition from existing three-star and certain four-star hotels, boutique hotels whose price could be comparable and a few hotel chains such as Vienna Hotels and Holiday Inn Express. Our Hi Inns compete mainly with stand-alone guest houses, low-price hotels and budget hotel chains such as Pod Inns. In addition, our proposed entry into the upscale hotel market through the launch of Joya Hotels may also expose us to more competition. New and existing competitors may offer more competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels and result in a decrease in occupancy and average daily rates for our hotels. Competitors may also outbid us for new leased hotel conversion sites, negotiate better terms for potential manachised or franchised hotels or offer better terms to our existing manachised or franchised hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels, especially given the increase in our hotel room rates to keep pace with inflation. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels.

Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome or other epidemics. In 2011 and 2013, there were reports on the occurrences of avian influenza in various parts of China, including dozens of confirmed human cases and deaths. Any prolonged recurrence of such contagious disease or other adverse public health developments in China may have a material and adverse effect on our business operations. For example, if any of our employees or customers is suspected of having contracted any contagious disease while he or she has worked or stayed in our hotels, we may under certain circumstances be required to quarantine our employees that are affected and the affected areas of our premises.

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

Seasonality of our business and national or regional special events may cause fluctuations in our revenues, cause our ADS price to decline, and adversely affect our profitability

The lodging industry is subject to fluctuations in revenues due to seasonality and national or regional special events. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year. We typically have a lower RevPAR in the fourth quarter, as compared to the second and third quarters, due to reduced travel activities in the winter. In addition, national or regional special events that attract large numbers of people to travel may also cause fluctuations in our operating results in particular for the hotel locations where those events are held. For example, Expo 2010 Shanghai China, or the Shanghai Expo, drove strong demand and led to increased occupancy rates and average daily rates for our hotels in Shanghai from May 1 to October 31, 2010 and contributed to our revenue increase from 2009 to 2010. However, after the Shanghai Expo’s closing on October 31, 2010, the demand for our hotels in Shanghai for the period from November 2010 to February 2011 was lower than the comparable periods of prior years. Therefore, you should not rely on our operating or financial results for prior periods as an indication of our results in any future period. As our revenues may vary from quarter to quarter, our business is difficult to predict and our quarterly results could fall below investor expectations, which could cause our ADS price to decline. Furthermore, the ramp-up process of our new hotels can be delayed during the low season, which may negatively affect our revenues and profitability.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

Our operations commenced, through Powerhill Holdings Limited, or Powerhill, with mid-scale limited service hotels and commercial property development and management in 2005, and we began migrating to our current business of operating and managing a multi-brand hotel group in 2007. See “Item 4. Information on the Company — A. History and Development of the Company.” Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include:

•	continuing our growth while trying to achieve and maintain our profitability;

•	preserving and enhancing our competitive position in the lodging industry in China;

•	offering innovative products to attract recurring and new customers;

•	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences and needs;

•	increasing awareness of our brands and products and continuing to develop customer loyalty;

•	attracting, training, retaining and motivating qualified personnel; and

•	renewing leases for our leased hotels on commercially viable terms after the initial lease terms expire.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

Our new leased hotels typically incur significant pre-opening expenses during their development stages and generate relatively low revenues during their ramp-up stages, which may have a significant negative impact on our financial performance.

The operation of each of our leased hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased hotels generally incur pre-opening expenses ranging from approximately RMB0.5 to RMB3.0 million per hotel. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, these newly opened leased hotels may not achieve profitability during the ramp-up stage. As we continue to expand our leased hotel portfolio, the significant pre-opening expenses incurred during the development stage and the relatively low revenues during the ramp-up stage of our newly opened leased hotels may have a significant negative impact on our financial performance.

A significant portion of our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

A significant portion of our operating costs, including rent and depreciation and amortization, is fixed. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately. For example, the New Year and Spring Festival holiday periods generally account for a lower portion of our annual revenues than other periods, but our expenses do not vary as significantly with changes in occupancy and revenues as we need to continue to pay rent and salary and to make regular repairs, maintenance and renovations and invest in other capital improvements throughout the year to maintain the attractiveness of our hotels. Our property development and renovation costs may increase as a result of increasing costs of materials. However, we have a limited ability to pass increased costs to customers through room rate increases. Therefore, our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

We may not be able to manage our planned growth, which could adversely affect our operating results.

Our hotel group has been growing rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group. In 2007, we launched our economy hotel product, HanTing Express Hotel, which was subsequently rebranded as HanTing Hotel, and our mid-scale limited service hotel product, HanTing Hotel, which was subsequently rebranded first as HanTing Seasons Hotel and then as JI Hotel. In May 2012, we completed the acquisition of a 51% equity interest in Starway Hotels (Hong Kong) Limited, or Starway HK, and we have retained the Starway brand. In August 2012, we announced our plan to launch a new hotel brand for the upscale market, Joya Hotel. Through these organic and acquired growths, we increased the number of our hotels in operation in China from 26 hotels as of January 1, 2007 to 1,035 hotels as of December 31, 2012, and we intend to continue to develop and operate additional hotels in different geographic locations in China. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our products and the quality of our services to ensure that our business does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operations.

Expansion into new geographic markets and addition of new hotel products for which we have limited operating experience and brand recognition may present operating and marketing challenges that are different from those we currently encounter in our existing markets. Our expansion within existing markets may cannibalize our existing hotels in those markets and, as a result, negatively affect our overall results of operations. Our inability to anticipate the changing demands that expanding operations will impose on our management and information and operational systems, or our failure to quickly adapt our systems and procedures to the new markets, could result in losses of revenues and increases in expenses or otherwise harm our results of operations and financial condition. Expansion through the introduction of new hotel products or brands may also present operating and marketing challenges. There can be no assurance that any new hotel products or brands we introduce will be well received by our customers and become profitable, and if it becomes profitable, it will be done in a timely fashion. If a new product or brand is not well received by our customers, we may not be able to generate sufficient revenue to offset the costs and expenses, and our overall financial performance and condition may be adversely affected.

Our multi-brand business strategy exposes us to potential risks and its execution may divert management attention and resources from our established brand, and if any of the new hotel brands is not well received by the market, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

We rebranded our HanTing Express Hotel as HanTing Hotel, our HanTing Seasons Hotel as JI Hotel and our HanTing Hi Inn as Hi Inn in 2012. In the same year we also acquired the Starway Hotel brand and announced our plan to launch the Joya Hotel brand in 2013. We are still in the process of developing the Joya Hotel, JI Hotel, Starway Hotel and Hi Inn brands on top of our established brand of HanTing Hotel:

•

Joya Hotel is an upscale brand concept targeting customers of high star-rated hotels. We have limited operating experience in developing and operating hotels in the upscale market. The introduction of the Joya Hotel brand exposes us to potential risks, including risks associated with high capital expenditure level and with entering a highly competitive new market.

•

JI Hotel is our organically developed mid-scale brand. As of December 31, 2012, we had 32 JI Hotels in operation and an additional 35 JI Hotels under development. We plan to further expand the JI Hotel network through both the lease model and the manachise model. However, we may not be able to successfully identify, secure and develop in a timely fashion additional JI Hotels under the lease model or to successfully compete for franchise agreements for additional JI Hotels. The accelerated development of JI Hotels exposes us to potential risks, including risks associated with high capital expenditures and uncertain financial outcome.

•

Before our acquisition, Starway HK operated under the franchise model, without direct management involvement in the franchised hotels. After the acquisition of Starway HK, we introduced the lease and manachise models to the Starway Hotels brand and gradually converted the franchised hotels Starway HK had before our acquisition to manachised or leased hotels where appropriate. We also selectively terminated the franchise arrangements with certain Starway Hotels that did not meet the new Starway brand standards or did not accept certain changes we made to the franchise agreements. We integrated most of Starway Hotels’ support functions into our existing corporate platform and significantly reduced the personnel and other operating costs for Starway HK. The acquisition of Starway HK exposes us to potential risks, including risks associated with unsuccessful transformation of business models and failure in growing the brand network.

•

Hi Inns target practical and price-conscious travelers. We plan to strengthen the cost control over our Hi Inns to remain competitive in their target market and improve the RevPAR of Hi Inns through increasing occupancy. However, we may not be able to successfully execute our growth strategy and achieve the desired profitability level for Hi Inns.

In addition, we cannot guarantee the size and profitability of the various market segments that each new brand is targeting. The business models of these four new brands are not proven and we cannot guarantee that they can generate return comparable to the established HanTing Hotel brand. The process of developing new brands may divert management attention and resources from our established HanTing Hotel brand. We may not be able to find competent management staff to lead and manage the execution of the multi-brand business strategy. If we are unable to successfully execute our multi-brand strategy to target various market segments, we may be unable to generate revenues from these market segments in the amounts and by the times we anticipate, or at all, and our business, competitive position, financial condition and prospects may be adversely affected.

We may not be able to successfully identify, secure and develop in a timely fashion additional hotel properties under the lease model.

We plan to open more hotels to further grow our business. Under our lease model, we may not be successful in identifying and leasing additional hotel properties at desirable locations and on commercially reasonable terms or at all. Even if we are able to successfully identify and acquire new hotel properties, new hotels may not generate the returns we expect. We may also incur costs in connection with evaluating hotel properties and negotiating with property owners, including properties that we are subsequently unable to lease. In addition, we may not be able to develop additional hotel properties on a timely basis due to construction or regulatory delays. If we fail to successfully identify, secure or develop in a timely fashion additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

We may not be able to successfully compete for franchise agreements and, as a result, we may not be able to achieve our planned growth.

Our growth strategy includes expanding through manachising and franchising, both through entering into franchise agreements with our franchisees. We believe that our ability to compete for franchise agreements primarily depends on our brand recognition and reputation, the results of our overall operations in general and the success of the hotels that we currently manachise and franchise. Other competitive factors for franchise agreements include marketing support, capacity of the central reservation channel and the ability to operate hotels cost-effectively. The terms of any new franchise agreements that we obtain also depend on the terms that our competitors offer for those agreements. In addition, if the availability of suitable locations for new properties decreases, or governmental planning or other local regulations change, the supply of suitable properties for our manachise and franchise models could be diminished. If the hotels that we manachise or franchise perform less successfully than those of our competitors or if we are unable to offer terms as favorable as those offered by our competitors, we may not be able to compete effectively for new franchise agreements. As a result, we may not be able to achieve our planned growth and our business and results of operations may be materially and adversely affected.

Future acquisitions or strategic investment may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition.

If we are presented with appropriate opportunities, we may acquire businesses or assets. Future acquisitions would expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired hotels will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions. In addition, following completion of an acquisition, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of benefits after integration and the actual cost of delivering such benefits may exceed the anticipated cost. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition. If a strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.

Our legal right to lease certain properties could be challenged by property owners or other third parties or subject to government regulation.

We do not hold any land use rights with respect to the land on which our hotels are located nor do we own any of the hotel properties we operate. Instead, a substantial part of our business model relies on leases with third parties who either own or lease the properties from the ultimate property owners. We also grant franchises to hotel operators who may or may not own their hotel properties. We cannot assure you that the land use rights and other property rights with respect to properties we currently lease, manachise or franchise for our existing hotels will not be challenged. For example, as of December 31, 2012, our lessors failed to provide the property ownership certificates and/or the land use rights certificates for 78 properties that we lease for our hotel operations. While we have performed our due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties that these lessors provided us with, we cannot assure you that our rights under those leases will not be challenged by other parties including government authorities.

Under PRC law, all lease agreements are required to be registered with the local housing bureau. While the majority of our standard lease agreements require the lessors to make such registration, some of our leases have not been registered as required, which may expose both our lessors and us to potential monetary fines. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties. In addition, in several instances where our immediate lessors are not the ultimate owners of hotel properties, no consents or permits were obtained from the owners, the primary lease holders or competent government authorities, as applicable, for the subleases of the hotel properties to us, which could potentially invalidate our leases or result in the renegotiation of such leases that leads to terms less favorable to us. Some of the properties we lease from third parties were also subject to mortgages at the time the leases were signed. Where consent to the lease was not obtained from the mortgage holder in such circumstances, the lease may not be binding on the transferee of the property if the mortgage holder forecloses on the mortgage and transfers the property. Moreover, we cannot assure you that the property ownership or leasehold in connection with our manachised and franchised hotels will not be subject to similar third-party challenges.

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

Our lessors are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, properties used for hotel operations and the underlying land should be approved for commercial use purposes by competent government authorities. In addition, before any properties located on state-owned land with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from the competent government authorities. As of December 31, 2012, the lessors of approximately half of our executed lease agreements subject to this approval requirement did not obtain the required governmental approvals. Such failure may subject the lessors or us to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to operate our leased hotels. While many of our lessors have agreed to indemnify us against our losses resulting from their failure to obtain the required approvals, we cannot assure you that we will be able to successfully enforce such indemnification obligations against our lessors. As a result, we may suffer significant losses resulting from our lessors’ failure to obtain required approvals to the extent that we could not be fully indemnified by our lessors.

Our success could be adversely affected by the performance of our manachised and franchised hotels and defaults or wrongdoings of our franchisees may affect our reputation, which would adversely affect the results of our operations .

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have lesser control compared to our leased hotels. As of December 31, 2012, we manachised and franchised approximately 55.1% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our national presence in China. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control and our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting the results of our operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. If any of our franchisees defaults or commits wrongdoings, there could be situations where the franchisee is not in a position to sufficiently compensate us for losses which we may have suffered as a result of such defaults or wrongdoings. While we ultimately can take action to terminate our franchisees that do not comply with the terms of our franchise agreements or commit wrongdoings, we may not be able to identify problems and make timely responses and, as a result, our image and reputation may suffer, which may have a material adverse effect on our results of operations.

If we are unable to access funds to maintain our hotels’ condition and appearance, or if our franchisees fail to make investments necessary to maintain or improve their properties, the attractiveness of our hotels and our reputation could suffer and our hotel occupancy rates may decline.

In order to maintain our hotels’ condition and appearance, ongoing renovations and other leasehold improvements, including periodic replacement of furniture, fixtures and equipment, are required. In particular, we manachise and franchise properties leased or owned by franchisees under the terms of franchise agreements, substantially all of which require our franchisees to comply with standards that are essential to maintaining the relevant product integrity and our reputation. We depend on our franchisees to comply with these requirements by maintaining and improving properties through investments, including investments in furniture, fixtures, amenities and personnel.

Such investments and expenditures require ongoing funding and, to the extent we or our franchisees cannot fund these expenditures from existing cash or cash flow generated from operations, we or our franchisees must borrow or raise capital through financing. We or our franchisees may not be able to access capital and our franchisees may be unwilling to spend available capital when necessary, even if required by the terms of our franchise agreements. If we or our franchisees fail to make investments necessary to maintain or improve the properties, our hotel’s attractiveness and reputation could suffer, we could lose market share to our competitors and our hotel occupancy rates and RevPAR may decline.

We have incurred losses in the past and may incur losses in the future.

We incurred net losses attributable to our company of RMB111.6 million and RMB136.2 million in 2007 and 2008, respectively. Although we had net income attributable to our company of RMB42.5 million, RMB215.8, RMB114.8 million and RMB174.9 million in 2009, 2010, 2011 and 2012 respectively, as we expect our costs to increase as we continue to expand our business and operations, we may incur losses in the future. We cannot assure you that we will achieve or sustain profitability in the future.

Our leases could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms and our rents could increase substantially in the future, which could materially and adversely affect our operations.

The lease agreements between our lessors and us typically provide, among other things, that the leases could be terminated under certain legal or factual conditions. If our leases were terminated early, our operation of such properties may be interrupted or discontinued and we may incur costs in relocating our operations to other locations. Furthermore, we may have to pay losses and damages and incur other liabilities to our customers and other vendors due to our default under our contracts. As a result, our business, results of operations and financial condition could be materially and adversely affected.

We plan to retain the operation of our leased hotels upon lease expiration through (i) renewal of existing lease or (ii) execution of a franchise agreement with the lessor. We cannot assure you, however, that we will be able to retain our hotel operation on satisfactory terms, or at all. In particular, we may experience an increase in our rent payments and cost of revenues in connection with renegotiating our leases. If we fail to retain our hotel operation on satisfactory terms upon lease expiration, our costs may increase and our profit generated from the hotel operation may decrease in the future. If we are unable to pass the increased costs on to our customers through room rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

Interruption or failure of our information systems could impair our ability to effectively provide our services, which could damage our reputation.

Our ability to provide consistent and high-quality services and to monitor our operations on a real-time basis throughout our hotel group depends on the continued operation of our information technology systems, including our web property management, central reservation and customer relationship management systems. Certain damage to or failure of our systems could interrupt our inventory management, affect the manner of our services in terms of efficiency, consistency and quality, and reduce our customer satisfaction.

Our technology platform plays a central role in our management of inventory, revenues, loyalty program and franchisees. We also rely on our website, call center and mobile application to facilitate customer reservations. Our systems remain vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and other similar events. Our servers, which are maintained in Shanghai, may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. Furthermore, our systems and technologies, including our website and database, could contain undetected errors or “bugs” that could adversely affect their performance, or could become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent, prolonged or persistent system failures, our quality of services, customer satisfaction, and operational efficiency could be severely harmed, which could also adversely affect our reputation. Steps we take to increase the reliability and redundancy of our systems may be costly, which could reduce our operating margin, and there can be no assurance that whatever increased reliability may be achievable in practice would justify the costs incurred.

Failure to maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits.

Our business involves collecting and retaining large volumes of internal and customer data, including credit card numbers and other personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our business operations as well as our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information, and the regulations applicable to security and privacy are becoming increasingly important in China. Any theft, loss, fraudulent or unlawful use of customer, employee or company data could harm our reputation or result in remedial and other costs, liabilities, fines or lawsuits.

If the value of our brand or image diminishes, it could have a material and adverse effect on our business and results of operations.

We offer multiple hotel products that are designed to target distinct segments of customers. Our continued success in maintaining and enhancing our brands and image depends, to a large extent, on our ability to satisfy customer needs by further developing and maintaining our innovative and distinctive products and maintaining consistent quality of services across our hotel group, as well as our ability to respond to competitive pressures. If we are unable to do so, our occupancy rates may decline, which could in turn adversely affect our results of operations. Our business may also be adversely affected if our public image or reputation were to be diminished by the operations of any of our hotels, whether due to unsatisfactory service, accidents or otherwise. If the value of our products or image is diminished or if our products do not continue to be attractive to customers, our business and results of operations may be materially and adversely affected.

Failure to protect our trademarks and other intellectual property rights could have a negative impact on our brands and adversely affect our business.

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy. We have received copyright registration certificates for five of our major proprietary information systems and for our operational system. However, none of our other our proprietary information system has been patented, copyrighted or otherwise registered as our intellectual property.

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

We may also be subject to claims for infringement, invalidity, or indemnification relating to third parties’ intellectual property rights. Such claims may be time-consuming and costly to defend, divert management attention and resources, or require us to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.

If we are not able to retain, hire and train qualified managerial and other employees, our business may be materially and adversely affected.

Our managerial and other employees manage our hotels and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brands and reputation. In general, employee turnover, especially those in lower-level positions, is relatively high in the lodging industry. As a result, it is important for us to retain as well as attract qualified managerial and other employees who are experienced in lodging or other consumer-service industries. There is a limited supply of such qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In addition, we need to hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our hotels in various geographic locations. We must also provide continuous training to our managerial and other employees so that they have up-to-date knowledge of various aspects of our hotel operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease, which in turn, may have a material and adverse effect on our products and business.

Our current employment practices may be adversely impacted under the labor contract law of the PRC.

China’s labor contract law imposes requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of fixed-term employment contracts. Due to its limited history and the lack of clear implementation rules, it is uncertain how this labor contract law will impact our current employment practices. We cannot assure you that our employment practices do not, or will not, violate this labor contract law or that we will not be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. In addition, a significant number of our employees are contracted through third-party human resources companies, which are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. We may not be able to continue this practice under this labor contract law, which would increase our human resources administration expenses. Even if we are allowed to continue this practice, we may be held jointly liable under this labor contract law for any damages to such employees caused by these human resources companies including lost wages, if the human resources company fails to pay such employees their wages and other benefits. If we are subject to large penalties or fees related to the new labor contract law, our business, financial condition and results of operations may be materially and adversely affected.

Failure to retain our management team could harm our business.

We place substantial reliance on the experience and the institutional knowledge of members of our current management team. Mr. Qi Ji, our founder, executive chairman and chief executive officer, and other members of the management team are particularly important to our future success due to their substantial experiences in lodging and other consumer-service industries. Finding suitable replacements for Mr. Qi Ji and other members of our management team could be difficult, and competition for such personnel of similar experience is intense. The loss of the services of one or more members of our management team due to their departures or otherwise could hinder our ability to effectively manage our business and implement our growth strategies.

We are subject to various franchise, hotel industry, construction, hygiene, health and safety and environmental laws and regulations that may subject us to liability.

Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to obtain the approval from, and file initial and annual reports with, the PRC Ministry of Commerce, or the MOC, to engage in the hotel franchising business. In addition, each of our hotels is required to obtain a special industry license and a fire control approval issued by the local public security bureau, to have hotel operations included in the business scope of its business license, to obtain hygiene permits and environmental impact assessment approvals, and to comply with license requirements and laws and regulations with respect to construction permit, zoning, fire prevention, public area hygiene, food safety, public safety and environmental protection. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Hotel Operation.” If we fail to comply with any applicable construction, hygiene, health and safety, and environmental laws and regulations related to our business, we may be subject to potentially significant monetary damages and fines or the suspension of our operations or development activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses. It is also possible that new zoning plans or regulations applicable to a specific location may cause us to relocate our hotel(s) in that location, or require additional approvals and licenses that may not be granted to us promptly or at all, which may adversely affect our operating results. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances in our development activities, or to otherwise operate in compliance with environmental laws could also subject us to potentially significant monetary damages and fines or the suspension of our hotel development activities or hotel operations, which could materially adversely affect our financial condition and results of operations. Some of our hotels are not in full compliance with all of the applicable requirements. Such failure to comply with applicable construction permit, environmental, health and safety laws and regulations related to our business and hotel operation may subject us to potentially significant monetary damages and fines or the suspension of operations and development activities of our company or related hotels. We cannot guarantee that we will not be subject to any challenges or other actions with respect to such noncompliance.

Owners of our manachised and franchised hotels are subject to these same permit and safety requirements. Although our franchise agreements require these owners to obtain and maintain all required permits or licenses, we have limited control over these owners. Any failure to obtain and maintain the required permits or licenses by any owner of a manachised or franchised hotel may require us to delay opening of the manachised or franchised hotel or to forgo or terminate our franchise agreement, which could harm our brand, result in lost revenues and subject us to potential indirect liability.

Our limited insurance coverage may expose us to losses, which may have a material adverse effect on our reputation, business, financial condition and results of operations.

We carry all mandatory and certain optional commercial insurance, including property, business interruption, money, fidelity guarantee, construction, third-party liability, public liability, product’s liability and employer’s liability insurance for our leased hotel operations. We also require our lessors and franchisees to purchase customary insurance policies. Although we are able to require our franchisees to obtain the requisite insurance coverage through our franchisees management, we cannot guarantee that our lessors will adhere to such requirements. In particular, there are inherent risks of accidents or injuries in hotels. One or more accidents or injuries at any of our hotels could adversely affect our safety reputation among customers and potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. In the future, we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels. We may also encounter disputes with insurance providers regarding payments of claims that we believe are covered under our policies. Furthermore, if we are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our reputation, business, financial condition and results of operations may be materially and adversely affected.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2012. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may not be able to develop hotel properties on a timely or cost-efficient basis, which may adversely affect our growth strategy and business.

We develop all of our leased hotels directly. Our involvement in the development of properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or forgone revenue. We may be unable to recover development costs we incur for projects that do not reach completion. Properties that we develop could become less attractive due to market saturation or oversupply, and as a result we may not be able to recover development costs at the expected rate, or at all. Furthermore, we may not have available cash to complete projects that we have commenced, or we may be unable to obtain financing for the development of future properties on favorable terms, if at all. If we are unable to successfully manage our hotel development to minimize these risks, our growth strategy and business prospects may be adversely affected.

We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, employment, non-competition and labor law, fiduciary duties, personal injury, death, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third-party patents or other third-party intellectual property rights.

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

We conduct substantially all of our business operations in China. As the lodging industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount and degree of government involvement and influence on the level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the global financial crisis and sovereign debt crisis in Europe. Stimulus measures designed to help China weather the global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and hotel operating expenses, may increase as a result of higher inflation. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Certain measures adopted by the PRC government, such as changes of the People’s Bank of China’s statutory deposit reserve ratio and lending guideline imposed on commercial banks, may restrict loans to certain industries. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

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

Rapid urbanization and changes in zoning and urban planning in China may cause our leased hotels to be demolished, removed or otherwise affected and our franchise agreements to terminate.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2012 we were obligated to demolish one leased hotel due to local government zoning requirements and, as a result, wrote off property and equipment of RMB3.0 million. We recorded this write-off as a receivable in other current assets as of December 31, 2012 and recognized no gain or loss in 2012. In addition, as of December 31, 2012, we were notified by local government authorities that we may have to demolish four additional leased hotels due to local zoning requirements. Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate. In 2012, we were obligated to demolish one manachised hotel due to local government zoning requirements. We cannot assure you that similar demolitions, termination of franchise agreements or interruptions of our hotel operations due to zoning or other local regulations will not occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

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

In October 2005, the State Administration of Foreign Exchange, or the SAFE, promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75. SAFE later issued a series of implementation guidance, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect on July 1, 2011. Their regulations require PRC residents who use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests in their PRC entities into offshore companies to register with local SAFE branches. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Offshore Financing” for discussions of the registration requirements and the relevant penalties.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2012, a total of RMB49.6 million was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

In February 2012, the SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, which requires PRC individual participants of stock incentive plans to register with the SAFE and to comply with a series of other requirements. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.” We are an offshore listed company and as a result we and the participants of our share incentive plans who are PRC citizens or foreigners having lived within the territory of the PRC successively for at least one year, or, collectively, the PRC participants, are subject to Circular 7. While we completed the foreign exchange registration procedures and complied with other requirements according to Circular 7 in June 2012, we cannot provide any assurance that we or the PRC individual participants of our share incentive plans have complied or will comply with the requirements imposed by Circular 7. If we or the PRC participants of our share incentive plans fail to comply with Circular 7, we or the PRC participants of our share incentive plans may be subject to fines or other legal sanctions imposed by SAFE or other PRC government authorities and our ability to further grant shares or share options under our share incentive plans to, and to adopt additional share incentive plans for, our directors and employees may be restricted. Such events could adversely affect our business operations.

It is unclear whether we will be considered as a PRC “resident enterprise” under the EIT law, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.

In 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law, and the PRC State Council subsequently issued the Implementation Regulations of the Enterprise Income Tax Law. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body” and it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

Under the EIT Law, dividends paid to us by our subsidiaries in China may be subject to a 10% withholding tax if we are considered a “non-resident enterprise.” If we are treated as a PRC “resident enterprise,” we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from the PRC dividend withholding tax, since such income is exempted under the EIT Law to a PRC resident recipient. If we are required under the EIT Law to pay income tax on any dividends we receive from our subsidiaries, our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected. In addition, dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered as income derived from sources within the PRC and be subject to PRC withholding tax. See “Item 10. Additional Information — E. Taxation — PRC Taxation.”

We face uncertainty from PRC value-added tax reform, which could result in unfavorable tax consequences to us.

On October 26, 2011 the State Council of China approved a new tax rule to launch the value-added tax reform pilot program in Shanghai on January 1, 2012. On November 16, 2011, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added-Tax Instead of Business Tax in Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, to provide specific implementation rules for the pilot program, which became effective on January 1, 2012. As part of a tax replacement policy, Circular 110 and Circular 111 allow companies in the traffic and transport sector and certain modern service sectors in Shanghai to switch from being a business tax payer to being a value-added tax payer. Starting from January 1, 2012, a 17% value-added tax rate will apply to the movable property leasing sector, an 11% rate to the traffic and transport sector and a 6% rate to sectors related to research and development, technological services, culture, logistics and consultation. Value-added tax payers can deduct expenses incurred in providing the relevant services from the taxable income. On August 1, 2012, the pilot program started to extend to another eight provinces and cities, including Jiangsu Province. HanTing Technology (Suzhou) Co., Ltd., one of our major subsidiaries located in Jiangsu Province, has been subject to this new value-added tax reform pilot program since October 2012. As the new pilot program was just being rolled out as of January 1, 2012 and still is in a trial phase, its impact on our future operation is uncertain.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. We are not involved in these proceedings and are not subject to any SEC investigations. The issues raised by the proceedings are not specific to our auditors or to us, but affect all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceedings and depending upon the remedies sought by the SEC, these audit firms, including our auditors, could be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies like ourselves. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their inability to meeting the ongoing reporting requirements under U.S. securities laws and ultimately their deregistration and delisting. Moreover, any negative news about the proceedings against these audit firms, including our auditors, may erode investor confidence in China-based, United States listed companies, including us, and the market price of our ADSs may be adversely affected.

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs has been and may continue to be volatile.

The market price for our ADSs has been volatile and has ranged from a low of US$10.51 to a high of US$17.55 on the NASDAQ Global Select Market in 2012. The market price is subject to wide fluctuations in response to various factors, including the following:

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

In addition, the market prices for companies with operations in China in particular have experienced volatility that might have been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial declines in the market prices of their securities. The performance of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

The global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large declines in share prices in the United States, China and other jurisdictions at various times since 2008. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders and the incurrence of additional indebtedness could increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our past capital markets fundraising activities, and from undrawn bank credit facilities available to us will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including expansion through leased hotels and any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

As of April 20, 2013, our founder, Mr. Qi Ji, who is also our executive chairman and chief executive officer, and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, beneficially own approximately 44.4%, 13.4% and 3.8%, respectively, of our outstanding ordinary shares on an as-converted basis. See “Item 7. Major Shareholders.” The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries in China. Most of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside the Cayman Islands or China, the laws of the Cayman Islands and of China may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with Japan, the United Kingdom, the United States and most other Western countries.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2012 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Powerhill was incorporated in accordance with the laws of the British Virgin Islands in December 2003, and commenced operation with mid-scale limited service hotels and commercial property development and management in 2005. Limited service hotels do not contain restaurants and all amenities are provided by the staff at the front desk or housekeeping. Powerhill conducted its operations through three wholly owned subsidiaries in the PRC, namely Shanghai HanTing Hotel Management Group, Ltd., or Shanghai HanTing, HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., or HanTing Xingkong, and Lishan Property (Suzhou) Co., Ltd., or Suzhou Property. In August 2006, Suzhou Property transferred its equity interests in three leased hotels to Shanghai HanTing in exchange for Shanghai HanTing’s equity interest in Shanghai Shuyu Co., Ltd., which was primarily engaged in the business of sub-leasing and managing real estate properties in technology parks.

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

In 2007, China Lodging began our current business of operating and managing a multi-brand hotel group. In 2007, we first launched our economy hotel product, HanTing Express Hotel, which was subsequently rebranded as HanTing Hotel, targeting knowledge workers and value-conscious travelers. In the same year, we introduced our mid-scale limited service hotel product, HanTing Hotel, which was subsequently rebranded first as HanTing Seasons Hotel and then as JI Hotel. In 2008, we launched our budget hotel product, HanTing Hi Inn, which was subsequently rebranded as Hi Inn. In April 2007, China Lodging acquired Yiju (Shanghai) Hotel Management Co., Ltd. from Crystal Water Investment Holdings Limited, a British Virgin Islands company wholly owned by Mr. John Jiong Wu, a co-founder of our company. In January 2008, China Lodging incorporated HanTing (Tianjin) Investment Consulting Co., Ltd. in China and in October 2008, established China Lodging Holdings (HK) Limited, or China Lodging HK, in Hong Kong, under which HanTing Technology (Suzhou) Co., Ltd. was subsequently established in China in December 2008.

In March 2010, we completed our initial public offering. We issued and sold 10,350,000 ADSs, representing 41,400,000 of our ordinary shares at a public offering price of US$12.25 per ADS. Our ADSs have been listed on the NASDAQ Global Select Market since March 26, 2010. Our ordinary shares are not listed or publicly traded on any trading markets.

In May 2012, we acquired a 51% equity interest in Starway HK, a mid-scale hotel chain and increased our hotel brands to four brands. In August 2012, we announced our plan to launch another hotel brand, Joya Hotel. In November 2012, we changed the Chinese trade name of our Company from “HanTing Hotel Group” to “HuaZhu Hotel Group.”

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

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our websites are http://www.htinns.com and http://www.huazhu.com. The information contained on our website is not a part of this annual report.

4.B. Business Overview

We are a leading and fast-growing multi-brand hotel group in China with leased, manachised and franchised models. Under the lease model, we directly operate hotels typically located on leased properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2012, we had 465 leased hotels, 516 manachised hotels and 54 franchised hotels in operation and 80 leased hotels and 330 manachised hotels under development.

As of the date of this annual report, we offer four hotel brands that are designed to target distinct segments of customers:

•

JI Hotel, our standardized mid-scale limited service hotel product which targets mature and experienced travelers who seek a quality experience in hotel stays, previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotel;

•

Starway Hotel, our mid-scale limited service hotel product with variety in design and consistency in quality which targets middle class travelers who seek a spacious room, reasonable price and guaranteed quality;

•	HanTing Hotel, our economy product which targets knowledge workers and value- and quality-conscious travelers, originally marketed under the name of HanTing Express Hotel; and

•	Hi Inn, our budget hotel product which targets practical and price-conscious travelers, originally marketed under the name of HanTing Hi Inn.

In addition, we plan to launch Joya Hotel, a new hotel brand targeting the upscale market, in the second half of 2013. We currently have one hotel under construction under the Joya brand.

As a result of our customer-oriented approach, we believe that we have developed strong brand recognition and a loyal customer base. In 2012, more than 80% of our room nights were sold to individual and corporate members of HanTing Club, our loyalty program.

Our operations commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our total revenues grew from RMB1,838.4 million in 2010 to RMB3,419.3 million in 2012. We had net income attributable to our company of RMB215.8 million, RMB114.8 million and RMB174.9 million in 2010, 2011 and 2012, respectively. We had net cash provided by operating activities of RMB469.1 million, RMB458.7 million and RMB715.7 million in 2010, 2011 and 2012, respectively.

We have received many awards for our business performance, including the “China’s Outstanding Mid-Scale Hotel brand of 2012” award for our JI Hotel from Hotel Modernization magazine in 2012, the “Brand with the Most Space to Grow” award from Shanghai Morning Post in 2012, the “Best Budget Hotel” award from China Tourism Gold List by Traveler magazine in 2011, the “Best Economy Hotel Brand of China” award at the sixth China Hotel Starlight Awards in 2011, the “Most Competitive Franchisor Brand in China in 2011 Award” from the Twelfth China Commercial Real Estate Investment Promotion Conference in 2011, the “Innovative Star Golden Horse Award” from The Founder magazine in 2011, the “Top 10 Corporate Hotel” award from Hotels China magazine in 2010, “Best Business Services” award from Qunar.com in 2010 and “Best Hotel Product Design” award from Air China in 2010.

Our Hotel Network

As of December 31, 2012, we operated 1,035 hotels in China. We have adopted a disciplined return-driven development model aimed at achieving high growth and profitability. Our hotel network covers 171 cities in 31 provinces and municipalities across China. As of December 31, 2012, we had an additional 410 hotels under development.

The following table sets forth a summary of all of our hotels as of December 31, 2012.

	Leased Hotels	Manachised Hotels	Franchised Hotels	Leased Hotels Under Development(1)	Manachised Hotels Under Development(1)
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	142	150	23	15	79

	Leased Hotels	Manachised Hotels	Franchised Hotels	Leased Hotels Under Development(1)	Manachised Hotels Under Development(1)
Other cities	323	366	31	65	251

Total	465	516	54	80	330

(1)	Include hotels for which we have entered into binding leases or franchise agreements but that have not yet commenced operations.

The following table sets forth the status of our hotels under development as of December 31, 2012.

	Pre-conversion Period(1)	Conversion Period(2)	Total
Leased hotels	26	54	80
Manachised hotels	92	238	330

Total	118	292	410

(1)	Includes hotels for which we have entered into binding leases or franchise agreements but of which the property has not been delivered by the respective lessors or property owners, as the case may be.
(2)	Includes hotels for which we have commenced conversion activities but that have not yet commenced operations.

Leased hotels

As of December 31, 2012, we had 465 leased hotels, accounting for approximately 44.9% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 20 years. We generally enjoy an initial two- to six-month rent-free period. Rent is generally paid on a quarterly or biannual basis and is fixed for the first three to five years of the lease term. We are thereafter typically subject to a 3% to 5% increase every three to five years. Our leases usually allow for extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. Four of our leases expired in 2012 and were all renewed prior to their expiration. As of December 31, 2012, three of our leases will expire in 2013. Two of these three leases have been renewed and the other one is subject to negotiation as of April 19, 2013.

The following table sets forth the number of our leases for hotels in operation and under development due to expire in the periods indicated as of December 31, 2012.

Number of Leases
2013	3
2014	4
2015	14
2016	12
2017	22
2018-2020	90
2021-2023	168
2024 and onward	232

Total	545

Manachised hotels

As of December 31, 2012, we had 516 manachised hotels, accounting for approximately 49.9% of our hotels in operation. The franchisees of our manachised hotels either lease or own their hotel properties and are required to invest in the renovation of their properties according to our product standards. We manage our manachised hotels and impose the same standards on all manachised hotels to ensure product quality and consistency across our hotel network. We appoint and train hotel managers who are responsible for hiring hotel staff and managing daily operation. We also provide our franchisees with services such as central reservation, sales and marketing support, quality assurance inspections and other operational support and information. Our franchisees are responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses. We believe the manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

We collect fees from the franchisees of our manachised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for our manachised hotels typically run for an initial term of eight years. Our franchisees are generally required to pay us a one-time franchise fee ranging between RMB100,000 and RMB300,000. In general, we charge a monthly franchise fee of approximately 5% of the gross revenues generated by each manachised hotel. We also collect from franchisees a reservation fee on a per-room-night basis for using our central reservation system and a membership registration fee to service customers who join our HanTing Club loyalty program at the manachised hotels. Furthermore, we employ and appoint hotel managers for our manachised hotels and charge the franchisees a monthly fee for services we provide.

Franchised hotels

As of December 31, 2012, we had 54 franchised hotels, accounting for approximately 5.2% of our hotels in operation. We collect fees from the franchisees of our franchised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. Services we provide to our franchised hotels generally include training, central reservation, sales and marketing support, quality assurance inspections and other operational support and information. We do not appoint hotel managers for our franchised hotels. As of the date of this annual report, we only use the franchise model for our Starway Hotels.

Our hotel chain has grown rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group in 2007. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2005	2006	2007	2008	2009	2010	2011	2012
Leased hotels	5	24	62	145	173	243	344	465
Manachised hotels	—	2	5	22	63	195	295	516
Franchised hotels	—	—	—	—	—	—	—	54

Total	5	26	67	167	236	438	639	1,035

Our Products

We began our current business of operating and managing a multi-brand hotel group in 2007. As of the date of this annual report, we offer four hotel brands that are designed to target distinct segments of customers:

•

JI Hotel, our standardized mid-scale limited service hotel product which targets mature and experienced travelers who seek a quality experience in hotel stays, previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotel;

•

Starway Hotel, our mid-scale limited service hotel product with variety in design and consistency in quality which targets middle class travelers who seek a spacious room, reasonable price and guaranteed quality;

•	HanTing Hotel, our economy product which targets knowledge workers and value- and quality-conscious travelers, originally marketed under the name of HanTing Express Hotel; and

•	Hi Inn, our budget hotel product which targets practical and price-conscious travelers, originally marketed under the name of HanTing Hi Inn.

In addition, we plan to launch Joya Hotel, a new hotel brand targeting the upscale market, in the second half of 2013. We currently have one hotel under construction under the Joya brand.

We believe that our multi-brand strategy provides us with a competitive advantage by (i) enabling us to open a larger number of hotels in attractive markets, (ii) capturing a greater share of the spending of customers whose lodging needs may change from occasion to occasion or evolve over time, and (iii) providing us a greater benefit of economy of scale through shared platforms.

Joya Hotel

In August 2012, we announced our plan to launch Joya Hotel. We are in the process of fine-tuning product designs, features, and marketing plans for the Joya Hotels and have assigned a dedicated internal team to develop the brand concept and positioning. As of December 31, 2012, we had one Joya Hotel under construction.

JI Hotel

JI Hotel, which was previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotels, is typically located in city centers or central business districts. Typically priced between RMB250 and RMB500 per room night, these hotels target mature and experienced travelers who seek a quality experience in hotel stays. JI Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels offer complimentary wireless Internet access throughout the premises, spacious lobbies with laser printers, computers, free drinks, and a cafe serving breakfast and simple meals. As of December 31, 2012, we had 32 JI Hotels in operation and an additional 35 JI Hotels under development.

Starway Hotel

Typically priced between RMB250 and RMB600 per room night, Starway Hotels vary in their designs and target middle class travelers who seek a spacious room, reasonable price and guaranteed quality. Starway Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels typically offer complimentary Internet access throughout the premises, spacious lobbies and meeting areas with complimentary tea and coffee. As of December 31, 2012, we had 65 Starway Hotels in operation and an additional 23 Starway Hotels under development.

HanTing Hotel

Launched in 2007 and originally marketed under the name of HanTing Express Hotel, HanTing Hotel is our economy hotel product with the value proposition of “Quality, Convenience and Value.” These hotels are typically located in areas close to major business and commercial districts, and are priced between RMB150 and RMB300 per room night. The HanTing Hotel targets knowledge workers and value- and quality-conscious travelers. These hotels have lobbies with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. Rooms are equipped with a comfortable mattress, plush buckwheat and cotton pillows, shower facilities, an outlet for free broadband Internet access, a working desk and chair, and universal and uninterruptable power sockets. As of December 31, 2012, we had 898 HanTing Hotels in operation and an additional 331 HanTing Hotels under development.

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inns are typically priced between RMB100 and RMB200 per room night and target practical and price-conscious travelers, such as new college graduates and backpackers. These hotels offer compact rooms with comfortable beds and shower facilities and complimentary wireless Internet access throughout the premises, and provide an Internet cafe and other facilities for guests to relax and socialize. These hotels provide basic and clean accommodations with consumables being offered at affordable prices from vending machines in the common areas. As of December 31, 2012, we had 40 Hi Inns in operation and an additional 19 Hi Inns under development.

Hotel Development

We prefer to lease the properties of the hotels we operate rather than acquire properties ourselves, as owning properties is typically much more capital intensive. We also use the manachise and franchise models to expand our network in a less capital-intensive manner. We have adopted a systematic process with respect to the planning and execution of new development projects. Our development department analyzes economic data by city, field visit reports and market intelligence information to identify target locations in each city and develop a three-year development plan for new hotels on a regular basis. The plan is subsequently reviewed and approved by our investment committee. Once a property is identified in the targeted location, staff in our development department analyzes the business terms and formulates a proposal for the project. In the case of a lease opportunity, the investment committee evaluates each proposed project based on several factors, including the length of the investment payback period, the rate of return on the investment, the amount of net cash flow projected during the operating period and the impact on our existing hotels in the vicinity. When evaluating potential manachising and franchising opportunities, the investment committee considers the attractiveness of the location as well as additional factors such as quality of the prospective franchisee and product consistency with China Lodging standards. Our investment committee weighs each investment proposal carefully to ensure that we can effectively expand our coverage while concurrently improving our profitability.

The following is a description of our hotel development process.

Leased hotels

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

Manachised and franchised hotels

We open manachised and franchised hotels to supplement our geographical coverage or to deepen penetration of existing markets. Manachised and franchised hotels provide us valuable operating information in assessing the attractiveness of new markets, and supplement our coverage in areas where the potential franchisees can have access to attractive locations by leveraging their own assets and local network. As is the case with leased hotels, we generally look to establish manachised and franchised hotels near popular commercial and office districts that tend to generate stronger demand for hotel accommodations. Manachised and franchised hotels must also meet certain specified criteria in connection with the infrastructure of the building, such as adequate water, electricity and sewage systems.

We typically source potential franchisees through word-of-mouth referrals, applications submitted via our website and industry conferences. Some of our franchisees operate several of our manachised and franchised hotels. In general, we seek franchisees who share our values and management philosophies.

We typically supervise the franchisees in designing and renovating their properties pursuant to the same standards required for our leased hotels, and provide assistance as required. We also provide technical expertise and require the franchisees to follow a pre-selected list of qualified suppliers. In addition, we appoint or train hotel managers and help train other hotel staff to ensure that high quality and consistent service is provided throughout all our hotels.

Hotel Management

Our management team has accumulated significant experience with respect to the operation of hotels. Building on this experience, our management team has developed a robust operational platform for our nationwide operations, implemented a rigorous budgeting process, and utilized our information systems to monitor our hotel performance. We believe the system is critical in maximizing our revenues and profitability. The following are some of the key components of our hotel management system:

Budgeting. Our budget and analysis team prepares a detailed annual cost and revenue budget for each of our leased hotels, and an annual revenue budget for each of our manachised and franchised hotels. The hotel budget is prepared based on, among other things, the historical operating performance of each hotel, the performance of comparable hotels and local market conditions. We may adjust the budget upon the occurrence of unexpected events that significantly affect a specific hotel’s operating performance. In addition, our compensation scheme for managers in each hotel is directly linked to its performance against the annual budget.

Pricing. Our room rates are determined using a centralized system and are based on the historical operating performance of each of our hotels, including leased and manachised hotels, our competitors’ room rates and local market conditions. We adjust room rates regularly based on seasonality and market demand. We also adjust room rates for certain events, such as the China Import and Export Fair held twice a year in Guangzhou and the World Expo in Shanghai in 2010. We believe our centralized pricing system enhances our ability to adjust room rates in a timely fashion with a goal of optimizing average daily rates and occupancy levels across our network. Room rates for our franchised hotels are determined by the franchisees based on local market condition.

Monitoring. Through the use of our web-based property management system, we are able to monitor each hotel’s occupancy status, average daily rates, RevPAR and other operating data on a real-time basis. Real-time hotel operating information allows us to adjust our sales efforts and other resources to rapidly capitalize on changes in the market and to maximize operating efficiency.

Centralized cash management. Our leased hotels deposit cash into our central account several times a week. We also generally centralize all payments for expenditures. Our manachised and franchised hotels manage their cash separately.

Centralized procurement system. Our centralized procurement system has enabled us to efficiently manage our operating costs, especially with respect to supplies used in large quantities. Given the scale of our hotel network and our centralized procurement system, we have the purchasing power to secure favorable terms from suppliers for all of our hotels.

Quality assurance. We have developed an operating manual to which our staff closely adhere to ensure the consistency and quality of our customer experience. We conduct periodic internal quality checks of our hotels to ensure that our operating policies and procedures are followed. We also engage “mystery guests” from time to time to ensure that we are providing consistent quality services. Furthermore, we actively solicit customer feedbacks by conducting outbound e-mail surveys and monitor customer messages left in hotel guestbooks as well as comments posted on our website and third-party websites.

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our HuaZhu University, previously known as HanTing College, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as China Lodging corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. Approximately 80% of our hotel managers have received training completion certificates. Our HuaZhu University also rolled out a new-hire training package in October 2009 to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. After our acquisition of a 51% equity interest in Starway HK in May 2012, we extended the coverage of our training programs to all Starway employees. In 2012, our hotel-based staff and corporate staff on average have received approximately 60 and 40 hours of training, respectively.

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

Internet service system (HTOnline). Our Internet service system HTOnline consists of our website (www.htinns.com), our mobile website (m.htinns.com) and our mobile apps for smart phones running iOS or Android systems. HTOnline provides our HanTing Club members and the general public with convenient, friendly and updated services, including information and search services for China Lodging hotels, including location, amenities and pricing, reservation services, membership registration and management and member community services. Our mobile apps also provide location based services, including search services for nearby China Lodging hotels.

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2012, 96% of our room nights were sold through our own sales platforms and the remaining 4% of our room nights through intermediaries.

We use our Web-PMS system to conduct pricing management for all of our hotels except for our franchised hotels. We review our hotel pricing regularly and adjust room rates as needed based on local market conditions and the specific location of each hotel, focusing mainly on three factors: (i) optimum occupancy rate of the hotel and other China Lodging hotels nearby, (ii) seasonal demand for the hotel and (iii) event-driven demand for the hotel.

A key component of our marketing efforts is the HanTing Club, our loyalty program, which covers all of our brands. We believe the HanTing Club loyalty program allow us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. A majority of individual members of the HanTing Club pay to enroll in the program. As of December 31, 2012, our HanTing Club had more than eight million members. In 2012, more than 80% of our room nights were sold to our HanTing Club members. Members of the HanTing Club are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures and other benefits. HanTing Club members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels. These points can be redeemed for gifts or free nights in our hotels. We also have joint promotional programs with leading financial institutions and airlines to recruit new members of our loyalty program. The HanTing Club includes three levels of membership: basic, gold and platinum. The one-time membership fees we charge for the basic and gold memberships are currently RMB28 (US$4.5) and RMB198 (US$31.8), respectively. Gold memberships can be upgraded to platinum memberships upon the satisfaction of certain conditions. The HanTing Club membership card is a smart card that enables elevator and room access, easy check-in and express check-out. This smart card can also be used as pre-paid cards for in-hotel purchases. We expect to rename HanTing Club as HuaZhu Club in 2013.

After our acquisition of a 51% equity interest in Starway HK in May 2012, we terminated Starway Hotels’ loyalty program, the Star Rewards program, and converted all Star Rewards members into HanTing Club members.

We also introduced E-member under our HanTing Club loyalty program in 2010 to enhance our brand awareness and to expand coverage of our customer loyalty scheme. Our E-members can register on our website free of charge and are provided with discounts on room rates for their on-line booking. They can also accumulate points, which can be redeemed for gifts or free nights in our hotels.

Our marketing activities also include Internet advertising, press and sponsored activities held jointly with our corporate partners and advertisements on travel and business magazines.

Competition

The lodging industry in China is highly fragmented. A significant majority of the room supply has come from stand-alone hotels, guest houses and other lodging facilities. In recent years hotel groups emerged and began to consolidate the market by converting standalone hotels into members of their hotel groups. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate. Our HanTing Hotels mainly compete with Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel groups and stand-alone hotels, and certain international brands such as Super 8. We also compete with two- and three-star hotels, as we offer rooms with amenities comparable to many of those hotels. Our JI Hotels and Starway Hotels face competition from existing three-star and certain four-star hotels, boutique hotels whose price could be comparable and a few hotel chains such as Vienna Hotels and Holiday Inn Express. Our Hi Inns compete mainly with stand-alone guest houses, low-price hotels and budget hotel chains such as Pod Inns. In addition, our proposed entry into the upscale hotel market through the launch of Joya Hotels may also expose us to more competition.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.

As of December 31, 2012, we have registered 91 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. An additional 100 trademark applications are under review by the authority. We have also registered one trademark in each of Singapore, Macau, Taiwan and Hong Kong. We have filed 3 trademark applications both in Korea and Thailand, which are under review by the authority in Korea and Thailand. As of December 31, 2012, we have applied for and received one utility model patent for our bathroom hinged door. We have also received copyright registration certificates for six software programs developed by us as of December 31, 2012. In addition, we have registered 39 national and international top-level domain names, including www.htinns.com, www.hantinghotels.com and www.huazhu.com as of December 31, 2012.

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

In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places. The Ministry of Culture issued the Circular on Carrying Out the Regulations for Administration of Entertainment Places in March 2006 and the Administrative Measures for Entertainment Places in February 2013. Under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

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

On September 21, 2012, the Ministry of Commerce promulgated the Provisional Administrative Measures for Single-purpose Commercial Prepaid Cards, according to which, if an enterprise engaged in retail, accommodation and catering, or residential services issues any single-purpose commercial prepaid card to its customers, it shall undergo a record-filing procedure. For a hotel primarily engaged in the business of accommodation, the aggregate balance of the advance payment under the single-purpose commercial prepaid cards it issued shall not exceed 40% of its income from its primary business in the previous financial year.

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

As of December 31, 2012, all the registered capital of our operating subsidiaries has been fully paid in cash, except for HuaZhu Hotel Management Co., Limited, whose outstanding registered capital of RMB240.0 million is unpaid and will be due on August 15, 2014 and Hanting Hesheng (Suzhou) Hotel Management Co., Limited, whose outstanding registered capital of RMB40.0 million is unpaid and will be due on June 12, 2014.

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

Regulations on Labor Contracts

The labor contract law that became effective on January 1, 2008, as amended on December 28, 2012, seeks to clarify the responsibilities of both employers and employees and codifies certain basic rights and protections of employees. Among others, the labor contract law provides that after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract. In addition, employees who have been employed for more than 10 years by the same employer are entitled to require a non-fixed-term contract. The labor contract law also requires that hiring employees through human resources outsourcing firms or labor agencies be limited to temporary, auxiliary or substitute positions. Furthermore, an employer may be held jointly liable for any damages to its employees caused by its human resources outsourcing firm or labor agency if it hired such employees through these entities.

As the interpretation and implementation of the labor contract law is still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our current employment practices may be adversely impacted under the labor contract law of the PRC.”

Regulation on Information Protection on Networks

On December 28, 2012, the Standing Committee of the National People’s Congress issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of April 19, 2013.

The following table sets forth summary information for our subsidiaries as of April 19, 2013.

Major Subsidiaries	Percentage of Ownership	Date of or Incorporation/Acquisition	Place of Incorporation
China Lodging Holdings (HK) Limited	100%	October 22, 2008	Hong Kong
China Lodging Holdings Singapore Pte. Ltd.	100%	April 14, 2010	Singapore
Shanghai HanTing Hotel Management Group, Ltd.	100%	November 17, 2004	PRC
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd.	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd.	100%	January 16, 2008	PRC
Yiju (Shanghai) Hotel Management Co., Ltd.	100%	April 12, 2007	PRC
HanTing Technology (Suzhou) Co., Ltd.	100%	December 3, 2008	PRC
HanTing (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC
Starway Hotels (Hong Kong) Limited	51%	May 1, 2012	Hong Kong
Starway Hotel Management (Shanghai) Co., Ltd.	51%	May 1, 2012	PRC
HuaZhu Hotel Management Co., Ltd.	100%	August 16, 2012	PRC

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China and occupy 6,074 square meters of office space. As of December 31, 2012, we leased 465 out of our 1,035 hotel facilities with an aggregate size of approximately 2.1 million square meters, including approximately 43,000 square meters subleased to third parties. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

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

Overview

We are a leading and fast-growing multi-brand hotel group in China with leased, manachised and franchised models. Under the lease model, we directly operate hotels typically located on leased properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2012, we had 465 leased, 516 manachised and 54 franchised hotels in operation and 80 leased hotels and 330 manachised hotels under development.

As of the date of this annual report, we offer four hotel brands that are designed to target distinct segments of customers:

•

JI Hotel, our standardized mid-scale limited service hotel product which targets mature and experienced travelers who seek a quality experience in hotel stays, previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotel;

•

Starway Hotel, our mid-scale limited service hotel product with variety in design and consistency in quality which targets middle class travelers who seek a spacious room, reasonable price and guaranteed quality;

•	HanTing Hotel, our economy product which targets knowledge workers and value- and quality-conscious travelers, originally marketed under the name of HanTing Express Hotel; and

•	Hi Inn, our budget hotel product which targets practical and price-conscious travelers, originally marketed under the name of HanTing Hi Inn.

In addition, we plan to launch Joya Hotel, a new hotel brand targeting the upscale market, in the second half of 2013. We currently have one hotel under construction under the Joya brand.

As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2012, more than 80% of our room nights were sold to members of HanTing Club, our loyalty program.

Our operations commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our total revenues grew from RMB1,838.4 million in 2010 to RMB3,419.3 million in 2012. We had net income attributable to our company of RMB215.8 million, RMB114.8 million and RMB174.9 in 2010, 2011, and 2012 respectively. We had net cash provided by operating activities of RMB469.1 million, RMB458.7 million and RMB715.7 million in 2010, 2011 and 2012, respectively.

Specific factors affecting our results of operations

While our business is affected by factors relating to general economic conditions and the lodging industry in China (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our operating results are subject to conditions affecting the lodging industry in general.”), we believe that our results of operations are also affected by company-specific factors, including, among others:

•

The total number of hotels and hotel rooms in our hotel network. Our revenues largely depend on the size of our hotel network. Furthermore, we believe the expanded geographic coverage of our hotel network will enhance our brand recognition. Whether we can successfully increase the number of hotels and hotel rooms in our hotel group is largely affected by our ability to effectively identify and lease, manachise or franchise additional hotel properties at desirable locations on commercially favorable terms and the availability of funding to make necessary capital investments to open these new hotels.

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

•

The number of new leased hotels under development. Generally, the operation of each leased hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased hotels generally incur pre-opening expenses ranging from approximately RMB0.5 to RMB3.0 million per hotel and no revenue. During periods when a large number of new leased hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.

•

The mix of mature leased hotels, new leased hotels ,manachised hotels and franchised hotels. When a new hotel starts operation and goes through the ramp-up stage, the occupancy rate is relatively low and the room rate may be subject to discount. Revenues generated by these hotels are lower than those generated by mature hotels and may be insufficient to cover their operating costs, which are relatively fixed in nature and are similar to those of mature hotels. The lower profitability during the ramp-up stage for leased hotels may have a significant negative impact on our financial performance. The length of ramp-up stage may be affected by factors such as hotel size, seasonality and location. On average, it takes our hotels approximately six months to ramp up. We define mature leased hotels as those that have been in operation for more than six months. Our mature leased hotels have been and will continue to be the main contributor to our revenues and profit.

Under the manachise and franchise models, we generate revenues from fees we charge to each manachised and franchised hotel while the franchisee bears substantially all the capital expenditures, pre-opening and operational expenses. The hotel operating costs relating to manachised hotels are mainly costs for hotel managers as we hire and send them to manachised hotels.

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

Non-financial Key Performance Indicators

Our non-financial key performance indicators consist of (i) change in the total number of hotels and hotel rooms in our hotel group, (ii) RevPAR, especially RevPAR achieved by our leased hotels and (iii) same-hotel RevPAR change.

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 438 in 2010 to 1,035 in 2012 and our total hotel room-nights available for sale increased from 13.7 million in 2010 to 33.2 million in 2012. The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of and for the dates and periods indicated.

	As of December 31,
	2010	2011	2012
Total hotels in operation	438	639	1,035
Leased hotels	243	344	465
Manachised hotels	195	295	516
Franchised hotels	—	—	54
Total hotel rooms in operation	50,438	71,621	113,650
Leased hotels	29,888	40,514	54,694
Manachised hotels	20,550	31,107	53,381
Franchised hotels	—	—	5,575
Total hotel room-nights available for sale	13,705,403	21,536,418	33,204,656
Leased hotels	8,552,222	12,282,183	16,704,181
Manachised hotels	5,153,181	9,254,235	14,655,177
Franchised hotels	—	—	1,845,298
Number of cities	65	100	171

RevPAR. RevPAR is a commonly used operating measure in the lodging industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offering, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. From year to year, occupancy of our portfolio may fluctuate as a result of change in the mix of mature and ramp-up hotels, as well as special event such as the Shanghai Expo in 2010. We set the room rates of our hotels primarily based on the location of a hotel, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster. From year to year, average daily rate of our portfolio may change due to our yield management practice, city mix change and special events such as Shanghai Expo in 2010. The following table sets forth our RevPAR, average daily room rate and occupancy rate for our leased and manachised hotels for the periods indicated. We do not track the RevPAR, average daily room rate or occupancy rate for our franchised hotels.

	Year Ended December 31,
	2010	2011	2012
RevPAR (in RMB)
Leased hotels	189	167	173
Manachised hotels	172	163	163
Total hotels in operation	183	165	168
Average daily room rate (in RMB)
Leased hotels	200	185	184
Manachised hotels	192	174	172
Total hotels in operation	197	180	178
Occupancy rate (as a percentage)
Leased hotels	94	90	94
Manachised hotels	90	93	95
Total hotels in operation	93	92	94
Weight of hotel room-nights available for sale contributed by leased hotels less than 6 months (%)	7	18	13

RevPAR may change from period to period due to (i) the change in the mix of our hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The leased hotel RevPAR in 2012 is higher than that in 2011, mainly due to the increase in the proportion of mature hotels among our leased hotels. The leased hotels in the ramp-up stage accounted for 13% of room nights available for sale from the leased hotels portfolio in 2012, compared with 18% in 2011.

The leased hotel RevPAR in 2011 is lower than that in 2010, mainly as a result of the absence of the one-time benefit from Shanghai Expo and a higher percentage of room nights contributed by the ramp-up hotels.

The seasonality of our business may cause fluctuations in our quarterly RevPAR. We typically have the lowest RevPAR in the first quarter due to reduced travel activities in the winter and during the Spring Festival holidays, and the highest RevPAR in the third quarter due to increased travel during the summer. National and regional special events that attract large numbers of people to travel may also cause fluctuations in our RevPAR. The Shanghai Expo drove strong demand and led to increased occupancy rates and average daily rates for our hotels in Shanghai from May 1 to October 31, 2010 and contributed to our RevPAR increase from 2009 to 2010. However, after the Shanghai Expo’s closing on October 31, 2010, the demand for our hotels in Shanghai for the period from November 2010 to February 2011 was lower than the comparable periods of prior years and therefore led to a decrease in our RevPAR for these periods. Please see “– Results of Operations – Expo Impact.”

	For the Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(in RMB thousands)
RevPAR (in RMB):
Leased hotels	144	172	178	170	158	181	183	167
Manachised hotels	142	168	175	164	153	171	173	157
Total leased and manachised hotels in operation	143	170	177	167	156	176	178	162

Same-hotel RevPAR change. Our overall RevPAR trend does not reflect the trend of a stable and mature portfolio, because it may fluctuate when city mix and mix of mature and ramp-up hotels change. We track same-hotel year-over-year RevPAR change for hotels in operation for at least 18 months to monitor RevPAR trend for our mature hotels on a comparable basis. The following table sets forth our same-hotel RevPAR for hotels in operation for at least 18 months for the periods indicated.

	For the Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Number of hotels in operation for at least 18 months	216	236	280	325	362	428	464	508
RevPAR (RMB)	161	191	193	184	172	195	195	179
Same-hotel RevPAR change (%)	(2)	(5)	(10)	5	10	7	5	2

Financial Key Performance Indicators

Our financial key performance indicators consist of (i) revenues, (ii) operating costs and expenses, (iii) EBITDA and adjusted EBITDA from operating hotels, (iv) hotel income and (v) net cash provided by operating activities.

Revenues. We primarily derive our revenues from operations of our leased hotels and franchise and service fees from our manachised and franchised hotels. Our revenues are subject to a business tax of 5% and other related taxes. The following table sets forth the revenues generated by our leased and manachised and franchised hotels, both in absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2010		2011		2012
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Revenues:
Leased hotels	1,707,771	92.9	2,172,934	91.1	3,069,431	492,678	89.8
Manachised and franchised hotels	130,579	7.1	212,644	8.9	349,847	56,154	10.2

Total revenues	1,838,350	100.0	2,385,578	100.0	3,419,278	548,832	100.0
Less: Business tax and related taxes	99,857	5.4	135,981	5.7	194,751	31,260	5.7

Net revenues	1,738,493	94.6	2,249,597	94.3	3,224,527	517,572	94.3

•

Leased Hotels. In 2010, we generated revenues of RMB1,707.8 million from our leased hotels, which accounted for 92.9% of our total revenues for the year. In 2011, we generated revenues of RMB2,172.9 million from our leased hotels, which accounted for 91.1% of our total revenues for the year. In 2012, we generated revenues of RMB3,069.4 million from our leased hotels, which accounted for 89.8% of our total revenues for the year. We expect that revenues from our leased hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future. As of December 31, 2012, we had 80 leased hotels under development.

For our leased hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from ten to 20 years. We typically enjoy an initial two- to six-month rent-free period. We generally pay fixed rent on a quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years.

Our revenues generated from leased hotels are significantly affected by the following two operating measures:

•

The total number of room nights available from the leased hotels in our hotel group. The future growth of revenues generated from our leased hotels will depend significantly upon our ability to expand our hotel group into new locations in China and maintain and further increase our RevPAR at existing hotels. As of December 31, 2012, we had entered into binding contracts with lessors of 80 properties for our leased hotels, which are currently under development.

•

RevPAR achieved by our leased hotels, which represents the product of average daily rates and occupancy rates. To understand factors impacting our RevPAR, please see “– Non-financial Key Performance Indicators – RevPAR.”

•

Manachised and Franchised Hotels. In 2010, we generated revenues of RMB130.6 million from our manachised hotels, which accounted for 7.1% of our total revenues for the year. In 2011, we generated revenues of RMB212.6 million from our manachised hotels, which accounted for 8.9% of our total revenues for the year. In 2012, we generated revenues of RMB349.8 million from our manachised and franchised hotels, which accounted for 10.2% of our total revenues for the year, among which the revenues we generated from our franchised hotels were insignificant. We expect that revenues from our manachised hotels will increase in the foreseeable future as we add more manachised hotels in our hotel group. We also expect the number of our manachised hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2012, we had 330 manachised hotels and nil franchised hotel under development.

•

Manachised Hotels. Our franchisees either lease or own their hotel properties and also invest in the renovation of their properties according to our product standards. Our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels according to our standards, and all of the operating expenses. We directly manage our manachised hotels and impose the same standards for all manachised hotels to ensure product quality and consistency across our hotel network. Management services we provide to our franchisees for our manachised hotels generally include hiring, appointing and training hotel managers, managing reservations, providing sales and marketing support, conducting quality assurance inspections and providing other operational support and information. We believe our manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

We collect fees from our franchisees and do not bear the loss, if any, incurred by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for manachised hotels typically run for an initial term of eight years. Our franchisees are generally required to pay us a one-time franchise fee ranging between RMB100,000 and RMB300,000. In general, we charge a monthly franchise fee of approximately 5% of the total revenues generated by each manachised hotel. We also collect from franchisees a reservation fee on a per-room-night basis for using our central reservation system and a membership registration fee to service customers who join our HanTing Club loyalty program at the manachised hotels. Furthermore, we employ and appoint hotel managers for the manachised hotels and charge the franchisees a monthly fee for the service.

•

Franchised Hotels. We inherited the franchise agreements with our franchised hotels as a result of our acquisition of a 51% equity interest in Starway HK. Under these franchise agreements, we provide our franchisees with training, central reservation, sales and marketing support, quality assurance inspections and other operational support and information services. We do not appoint hotel managers for our franchised hotels. We collect fees from the franchisees of our franchised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. As of the date of this annual report, we only use the franchise model for our Starway Hotels.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, selling and marketing expenses, general and administrative expenses and pre-opening expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2010		2011		2012
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Net revenues	1,738,493	100.0	2,249,597	100.0	3,224,527	517,572	100.0

Operating costs and expenses
Hotel operating costs:
Rents	476,100	27.4	655,247	29.1	916,357	147,085	28.4
Utilities	108,208	6.2	150,865	6.7	215,768	34,633	6.7
Personnel costs	210,906	12.1	329,078	14.6	505,773	81,182	15.7
Depreciation and amortization	163,125	9.4	227,938	10.1	337,162	54,118	10.5
Consumables, food and beverage	145,317	8.4	228,244	10.2	333,245	53,490	10.3
Others	76,546	4.4	111,965	5.0	145,597	23,370	4.5

Total hotel operating costs	1,180,202	67.9	1,703,337	75.7	2,453,902	393,878	76.1
Selling and marketing expenses	70,786	4.1	94,754	4.2	102,814	16,503	3.2
General and administrative expenses	119,989	6.9	160,062	7.1	217,388	34,893	6.7
Pre-opening expenses	111,210	6.4	184,298	8.2	230,690	37,028	7.2

Total operating costs and expenses	1,482,187	85.3	2,142,451	95.2	3,004,794	482,302	93.2

•

Hotel operating costs. Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and manachised hotels. Leased hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our total revenue may change from period to period mainly driven by three factors, namely, (i) the hotel operating costs as a percentage of revenues for our mature leased hotels, (ii) the level of maturity for our leased hotel portfolio and (iii) the weight of manachised and franchised hotels in our revenue mix.

•

Selling and marketing expenses. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, bank fees for processing bank card payments, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our selling and marketing expenses will increase as our sales increase and as we further expand into new geographic locations and promote our brands.

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

•	Pre-opening expenses. Our pre-opening expenses consist primarily of rents, personnel cost, and other miscellaneous expenses incurred prior to the opening of a new leased hotel.

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

	Year Ended December 31,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Rents	88,177	153,229	191,538	30,744
Personnel cost	5,214	13,273	15,488	2,486
Others	17,819	17,796	23,664	3,798

Total pre-opening expenses	111,210	184,298	230,690	37,028

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Year Ended December 31,
	2010		2011		2012
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Hotel operating costs	1,555	11.9	2,115	13.7	2,592	416	12.4
Selling and marketing expenses	778	5.9	783	5.0	1,031	166	5.0
General and administrative expenses	10,780	82.2	12,585	81.3	17,214	2,763	82.6

Total share-based compensation expenses	13,113	100.0	15,483	100.0	20,837	3,345	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009 and August 2010. We have granted options to purchase 11,909,540, 1,948,370, 6,305,975, 767,595, 972,768 and 2,838,795 of our ordinary shares in 2007, 2008, 2009, 2010, 2011 and 2012, respectively. We granted 628,061 and 2,554,405 shares of restricted stock in 2011 and 2012, respectively. We recognized share-based compensation as compensation expenses in the statement of comprehensive income based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

EBITDA and Adjusted EBITDA from Operating Hotels. We use earnings before interest expense, tax expense (benefit) and depreciation and amortization, or EBITDA, a non-GAAP financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We also use Adjusted EBITDA from Operating Hotels, another non-GAAP measure, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. We believe that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses and share-based compensation expenses helps facilitate period-on-period comparison of our results of operations as the number of hotels in the development stage may vary significantly from year to year and provides a proxy for the cash generation capability of the hotels in operation at their current level of maturity.

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Non-GAAP Financial Data
EBITDA(1)	447,234	377,387	577,453	92,688
Adjusted EBITDA from Operating Hotels(1)	571,557	577,168	828,980	133,061

(1)	We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA from Operating Hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. We believe that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, share-based compensation expenses helps facilitate year-on-year comparison of our results of operations as the number of hotels in the development stage may vary significantly from year to year and provides a proxy for the cash generation capability of the hotels in operation at their current level of maturity. Therefore, we believe Adjusted EBITDA from Operating Hotels more closely reflects the performance capability of hotels currently in operation. Our calculation of EBITDA and Adjusted EBITDA from Operating Hotels does not deduct interest income, which was RMB15.9 million, RMB18.1 million and RMB14.6 million in 2010, 2011 and 2012, respectively, or foreign exchange gain, which was RMB7.0 million and RMB16.0 million in 2010 and 2011, respectively, or foreign exchange loss which was RMB2.0 million 2012. The presentation of EBITDA and Adjusted EBITDA from Operating Hotels should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

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

A reconciliation of EBITDA and Adjusted EBITDA from Operating Hotels to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net income attributable to our company	215,751	114,832	174,887	28,071
Interest expense	2,682	882	822	132
Tax expense	57,262	24,816	54,169	8,695
Depreciation and amortization	171,539	236,857	347,575	55,790

EBITDA (Non-GAAP)	447,234	377,387	577,453	92,688
Pre-opening expenses	111,210	184,298	230,690	37,028
Share-based compensation expenses	13,113	15,483	20,837	3,345

Adjusted EBITDA from Operating Hotels (Non-GAAP)	571,557	577,168	828,980	133,061

Hotel Income. Hotel income is the difference between net revenues and hotel operating costs. Hotel income was RMB770.6 million for 2012, compared with RMB546.3 million for 2011. The year-over-year increase was mainly due to higher Hotel Income generated from the expanded network of manachised hotels and mature leased hotels.

We track Hotel Income as a percentage of net revenue separately for our mature and ramp-up leased hotels, as well as for manachised and franchised hotels. For leased hotels in operation for at least six months, our hotel income was RMB577.0 million during 2012, or 22% of net revenues derived from those hotels. Leased hotels in operation for less than six months derived a hotel loss of RMB72.2 million, or 28% of net revenues derived from those hotels in 2012. For manachised and franchised hotels, the hotel income was RMB265.7 million, or 81% of net revenue derived from those hotels in 2012.

Net cash provided by operating activities. Our net cash provided by operating activities is primarily attributable to our net income, add-backs from share-based compensation expenses, depreciation and amortization and deferred rent and changes in deferred revenue and prepaid rent. We use net cash provided by operating activities to assess the cash generation capability and return profile of our business. Compared with EBITDA, net cash provided by operating activities neutralizes the impact of straight-line based rental accounting and timing difference in certain areas of revenue recognition when assessing the return profile and profitability of our business. We had net cash provided by operating activities of RMB469.1 million, RMB458.7 million and RMB715.7 million in 2010, 2011 and 2012, respectively. The year-over-year increase was mainly due to increases in depreciation and amortization and deferred rent as we expanded our hotel network. We expect that our net cash provided by operating activities will continue to increase as we further expand our hotel network.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments we make are not subject to withholding tax in the Cayman Islands.

China Lodging HK and Starway HK are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. To date, neither China Lodging HK nor Starway HK has been required to pay profit tax as it had no assessable profit.

China Lodging Singapore is subject to Singapore corporate income tax at a rate of 17% in 2012. No Singapore profit tax has been provided as we have not had assessable profit that was earned in or derived from Singapore during the years presented.

Prior to January 1, 2008, our PRC operating entities were governed by the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the PRC on Enterprises Income Tax, or the old EIT Laws. Pursuant to the old EIT Laws, PRC enterprises were generally subject to the enterprise income tax at a statutory rate of 33% (30% state income tax plus 3% local income tax). On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises.

The EIT Law imposes a withholding tax of 10% on dividends distributed by a PRC foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the EIT Law. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC ‘resident enterprise’ under the EIT Law, and depending on the determination of our PRC ‘resident enterprise’ status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.”

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

Revenue Recognition

Our revenues from leased hotels are derived from operations of leased hotels, including the rental of rooms, food and beverage sales and souvenir sales. Revenues are recognized when rooms are occupied and food and beverages and souvenirs are sold.

Our revenues from manachised and franchised hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) an ongoing franchise fee, the major part of which is charged at 2.0% to 5.0% of the revenues of the manachised and franchised hotels. Aside from the revenue-based fee, we also charge a central reservation system usage fee and a monthly system maintenance and support fee which are recognized when services are provided. The one-time franchise fee, which is non-refundable, is recognized when the manachised and franchised hotel opens for business, and we have fulfilled all our commitments and obligations, including assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. Ongoing franchise fees are recognized when the underlying service revenues are recognized by the franchisees’ operations. The system maintenance, support fee and central reservation system usage fee is recognized when services are provided.

We account for hotel manager fees related to the hotels under the manachise program as revenues. Pursuant to the franchise agreements under the manachise program, we charge the franchisees fixed hotel manager fees to cover the manachised hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses that we incur on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2010, 2011 and 2012, the hotel manager fees that were recognized as revenue were RMB30.1 million, RMB43.0 million and RMB72.1 million, respectively.

Revenues derived from selling membership cards at leased, manachised and franchised hotels are earned on a straight-line basis over the estimated membership life which is estimated to be approximately two to five years dependent upon membership level. Membership life is estimated at the time the membership card is sold based on management’s industry experience and data accumulated by our company, including usage frequency and actual attrition. These estimates are updated regularly to reflect actual membership retention.

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

We adopted Accounting Standards Update (“ASU”) 2011-08, Intangibles-Goodwill and other (Topic350), since 2012, which gives us an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of each reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our reporting unit will change, which could affect the amount of goodwill impairment charges, if any.

We acquired Starway HK in May 2012 and the fair value of the Starway reporting unit approximated its carrying value because of the short period since its acquisition. The fair values of two additional reporting units were 9% and 12% in excess of their carrying values, respectively. However, the goodwill associated with these two reporting units is not material. The fair values of all the other reporting units were substantially in excess of their respective carrying values.

Customer Loyalty Program

HanTing Club is our customer loyalty program. Our members can earn points based on spending at our leased, manachised and franchised hotels and participating in certain marketing programs. Points can be redeemed for room night awards and gifts within two years after the points are earned. Management determines the fair value of the future redemption obligation based on certain formulas which project the future point redemption behavior based on historical experience, including an estimate of points that will never be redeemed, and an estimate of the points that will eventually be redeemed as well as the cost to be incurred in conjunction with the point redemption. The actual expenditure may differ from the estimated liability recorded. Prior to February 28, 2009, we recorded estimated liabilities for all points earned by our customers as we did not have sufficient historical information to determine point forfeitures or breakage. Based on our accumulated knowledge on reward points redemption and expiration, we began to apply historical redemption rates in estimating the costs of points earned from March 1, 2009 onwards.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss in the China’s limited service hotel industry, tax planning strategy implemented and other tax planning alternatives. Prior to 2009, we had significant operating losses attributable to rapid expansion and related pre-opening costs incurred. As of December 31, 2010, 2011 and 2012, we had deferred tax assets generated from net loss carryforward after valuation allowance of RMB14.1 million, RMB37.8 million and RMB35.3 million, respectively. We expect many of our hotels that were put in operation since 2010 will become mature and generate sufficient taxable profit to utilize the substantial portion of the net loss carryforward. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in the period in which the allowance is recorded.

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

Share-Based Compensation

The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the vesting. We determine fair value of our share options as of the grant date using binomial option pricing model and the fair value of our nonvested restricted stocks as of the grant date based on the fair market value of the underlying ordinary shares. Under the binomial option pricing model, we make a number of assumptions regarding fair value including the expected price multiple at which employee are likely to exercise stock options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend yield. In July 2012, we granted (i) nonvested restricted stocks with market condition, the fair value of which was determined using a Monte Carlo simulation, and (ii) options and nonvested restricted stocks with performance conditions. Determining the value of our share-based compensation expense in future periods also requires the input of subjective assumptions around estimated forfeitures of the underlying shares and likely future performance. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. We estimate our future performance based on our historical results. Our compensation charges may change based on changes to our assumptions.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of net revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

We have grown rapidly since we began our current business of operating and managing a multi-brand hotel group in 2007. Our limited operating history makes it difficult to predict our future operating results. We believe that the year-to-year comparison of operating results should not be relied upon as being indicative of future performance.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	(RMB)	(US$)%
	(In thousands except percentages)

Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased hotels	1,707,771	98.2	2,172,934	96.6	3,069,431	492,678	95.2
Manachised and franchised hotels	130,579	7.5	212,644	9.4	349,847	56,154	10.8

Total revenues	1,838,350	105.7	2,385,578	106.0	3,419,278	548,832	106.0

Less: Business tax and related taxes	99,857	5.7	135,981	6.0	194,751	31,260	6.0

Net revenues	1,738,493	100.0	2,249,597	100.0	3,224,527	517,572	100.0

Operating costs and expenses(1):
Hotel operating costs	1,180,202	67.9	1,703,337	75.7	2,453,902	393,878	76.1
Selling and marketing expenses	70,786	4.1	94,754	4.2	102,814	16,503	3.2
General and administrative expenses	119,989	6.9	160,062	7.1	217,388	34,893	6.7
Pre-opening expenses	111,210	6.4	184,298	8.2	230,690	37,028	7.2

Total operating costs and expenses	1,482,187	85.3	2,142,451	95.2	3,004,794	482,302	93.2

Income from operations	256,306	14.7	107,146	4.8	219,733	35,270	6.8
Interest income	15,945	1.0	18,111	0.8	14,554	2,336	0.5
Interest expenses	2,682	0.2	882	0.0	822	132	0.1
Other income	2,564	0.2	2,649	0.1	2,208	354	0.1
Foreign exchange gain (loss)	6,923	0.4	15,930	0.7	(2,000)	(321)	(0.1)

Income before income taxes	279,056	16.1	142,954	6.4	233,673	37,507	7.2
Tax expense	57,262	3.3	24,816	1.1	54,169	8,695	1.6

Net income	221,794	12.8	118,138	5.3	179,504	28,812	5.6
Less: net income attributable to noncontrolling interest	6,043	0.4	3,306	0.2	4,617	741	0.2

Net income attributable to China Lodging Group, Limited	215,751	12.4	114,832	5.1	174,887	28,071	5.4

Note: (1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	13,113	15,483	20,837	3,345

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our net revenues increased by 43.3% from RMB2,249.6 million in 2011 to RMB3,224.5 million in 2012.

•

Leased hotels. Revenues from our leased hotels increased by 41.3% from RMB2,172.9 million in 2011 to RMB3,069.4 million in 2012. This increase was primarily due to our continued expansion of leased hotels from 344 hotels and 40,514 hotel rooms as of December 31, 2011 to 465 hotels and 54,694 hotel rooms as of December 31, 2012. RevPAR for our leased hotels increased from RMB167 in 2011 to RMB173 in 2012 primarily due to the increase in the proportion of mature hotels among our leased hotels.

•

Manachised and franchised hotels. Revenues from our manachised and franchised hotels increased by 64.5% from RMB212.6 million in 2011 to RMB349.8 million in 2012. This increase was primarily due to our continued expansion of manachised hotels from 295 hotels and 31,107 hotel rooms as of December 31, 2011 to 516 hotels and 53,381 hotel rooms as of December 31, 2012. RevPAR for our manachised hotels remained stable as the effect of a decrease in the average daily rate of our manachised hotels from RMB174 in 2011 to RMB172 in 2012 was offset by an increase of the occupancy rate of our manachised hotels from 93% in 2011 to 95% in 2012. The decrease in the average daily rate resulted primarily from (i) a higher percentage of our new manachised hotels being in the ramp-up stage in 2012 and (ii) a shift in the mix of hotels toward smaller cities where our average daily rates are lower.

Operating Costs and Expenses. Our total operating costs and expenses increased by 40.3% from RMB2,142.5 million in 2011 to RMB3,004.8 million in 2012.

•

Hotel operating costs. Our hotel operating costs increased by 44.1% from RMB1,703.3 million in 2011 to RMB2,453.9 million in 2012. This increase was primarily due to our expansion of leased hotels from 344 hotels as of December 31, 2011 to 465 hotels as of December 31, 2012. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 295 hotels as of December 31, 2011 to 516 hotels as of December 31, 2012. Our hotel operating costs as a percentage of net revenues increased from 75.7% in 2011 to 76.1% in 2012, primarily due to the increase in the cost of renovation, labor, food and supplies resulting from general inflation.

•

Selling and marketing expenses. Our selling and marketing expenses increased by 8.5% from RMB94.8 million in 2011 to RMB102.8 million in 2012. The increase was slower than the increase in revenue resulting from our business expansion. Our selling and marketing expenses as a percentage of net revenues decreased from 4.2% in 2011 to 3.2% in 2012, mainly due to the benefit from economies of scale and our cost-saving efforts.

•

General and administrative expenses. Our general and administrative expenses increased from RMB160.1 million in 2011 to RMB217.4 million in 2012, primarily as a result of our business expansion. Our general and administrative expenses as a percentage of net revenues decreased from 7.1% in 2011 to 6.7% in 2012, primarily due to the benefit from economies of scale.

•

Pre-opening expenses. Our pre-opening expenses increased from RMB184.3 million in 2011 to RMB230.7 million in 2012, primarily due to our acceleration of leased hotel openings from 101 in 2011 to 121 in 2012, in particular the increase in leased JI Hotel openings from two in 2011 to eight in 2012. Our mid-scale hotel product, JI Hotel, has higher pre-opening expense per hotel than our economy hotel product, HanTing Hotel, due to higher rent for the underlying property and larger room count. The growth in JI Hotel openings and the strong JI Hotel pipeline also contributed to the increase of pre-opening expenses in 2012. Our pre-opening expenses as a percentage of net revenues decreased from 8.2% in 2011 to 7.2% in 2012 primarily due to expanded revenue base.

Income from Operations. As a result of the foregoing, we had income from operations of RMB219.7 million in 2012 compared to income from operations of RMB107.1 million in 2011.

Interest Income (Expense), Net. Our net interest income was RMB13.8 million in 2012. Our interest income was RMB14.6 million in 2012, and our interest expense was RMB0.8 million. Our net interest income was RMB17.2 million in 2011. Our interest income was RMB18.1 million in 2011, and our interest expense was RMB0.9 million. The decrease in interest income from 2011 to 2012 was primarily due to the decrease in the average balance of our cash and cash equivalents.

Other income. Our other income was RMB2.6 million and RMB2.2 million in 2011 and 2012, respectively, primarily attributable to reimbursement from the depositary of our ADSs for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement.

Foreign Exchange Loss or Gain. We had foreign exchange loss of RMB2.0 million in 2012 compared to foreign exchange gain of RMB15.9 in 2011. Our foreign exchange loss in 2012 was primarily attributable to the depreciation of the Renminbi against the U.S. dollar in the first half of 2012. Our foreign exchange gain in 2011 was primarily attributable to the appreciation of the Renminbi against the U.S. dollar.

Tax Expense. Our tax expenses increased from RMB24.8 million in 2011 to RMB54.2 million in 2012, primarily due to the increase in our income before income taxes from RMB143.0 million in 2011 to RMB233.7 million in 2012 and the increase in our effective tax rate. Our effective tax rate increased from 17.4% in 2011 to 23.2% in 2012, primarily because the benefit of the tax holiday that we enjoyed accounted for a smaller percentage of the increased taxable income.

Net Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income based on their equity interest in the leased hotels owned by the joint ventures. Net income attributable to noncontrolling interest increased from RMB3.3 million in 2011 to RMB4.6 million in 2012, primarily due to the increase in the net income of our majority-owned joint venture in 2012.

Net Income Attributable to China Lodging Group, Limited. As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB174.9 million in 2012 compared to net income attributable to China Lodging Group, Limited of RMB114.8 million in 2011.

EBITDA and Adjusted EBITDA from Operating Hotels. EBITDA (non-GAAP) was RMB577.5 million in 2012, compared with EBITDA of RMB377.4 million in 2011. Adjusted EBITDA from Operating Hotels (non-GAAP) increased from RMB577.2 million in 2011 to RMB829.0 million in 2012. This change was primarily due to the growth of our manachised hotels and mature leased hotels.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our net revenues increased by 29.4% from RMB1,738.5 million in 2010 to RMB2,249.6 million in 2011.

•

Leased hotels. Revenues from our leased hotels increased by 27.2% from RMB1,707.8 million in 2010 to RMB2,172.9 million in 2011. This increase was primarily due to our continued expansion of leased hotels from 243 hotels and 29,888 hotel rooms as of December 31, 2010 to 344 hotels and 40,514 hotel rooms as of December 31, 2011, partially offset by a decrease in RevPAR. RevPAR for our leased hotels decreased from RMB189 in 2010 to RMB167 in 2011 primarily due to (i) the loss of the favorable impact of the Shanghai Expo held in 2010 (see “–Expo Impact”) and (ii) a higher percentage of our new leased hotels being in the ramp-up stage in 2011. The leased hotels in the ramp-up stage accounted for 18% of room nights available for sale from the leased hotels portfolio in 2011, compared with 7% in 2010.

•

Manachised hotels. Revenues from our manachised hotels increased by 62.8% from RMB130.6 million in 2010 to RMB212.6 million in 2011. This increase was primarily due to our continued expansion of manachised hotels from 195 hotels and 20,550 hotel rooms as of December 31, 2010 to 295 hotels and 31,107 hotel rooms as of December 31, 2011, partially offset by a decrease in RevPAR. RevPAR for our manachised hotels decreased from RMB172 in 2010 to RMB163 in 2011 driven by a decrease in the average daily rate of our manachised hotels from RMB192 in 2010 to RMB174 in 2011 and partially offset by an increase of the occupancy rate of our manachised hotels from 90% in 2010 to 93% in 2011. The decrease in the average daily rate resulted primarily from (i) the loss of the favorable impact of the Shanghai Expo held in 2010, (ii) a higher percentage of our new manachised hotels being in the ramp-up stage in 2011 and (iii) a shift in the mix of hotels toward smaller cities where our average daily rates are lower.

Operating Costs and Expenses. Our total operating costs and expenses increased by 44.5% from RMB1,482.2 million in 2010 to RMB2,142.5 million in 2011.

•

Hotel operating costs. Our hotel operating costs increased by 44.3% from RMB1,180.2 million in 2010 to RMB1,703.3 million in 2011. This increase was primarily due to our expansion of leased hotels from 243 hotels as of December 31, 2010 to 344 hotels as of December 31, 2011. Our hotel operating costs as a percentage of net revenues increased from 67.9% in 2010 to 75.7% in 2011, primarily due to a decrease in our RevPAR primarily as a result of a decrease in the average daily rate of our hotels from 197 in 2010 to 180 in 2011.

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

•

Pre-opening expenses. Our pre-opening expenses increased from RMB111.2 million in 2010 to RMB184.3 million in 2011, primarily due to our accelerated expansion of leased hotels. We opened 101 leased hotels in 2011, compared with 70 in 2010, and we had 93 leased hotels under development as of December 31, 2011, compared to 69 as of December 31, 2010. In addition, the extension of the conversion period of new hotels as a result of prolonged new hotel license approval process also led to increased pre-opening expenses in 2011. Our pre-opening expenses as a percentage of net revenues increased from 6.4% in 2010 to 8.2% in 2011.

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

Net Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income based on their equity interest in the leased hotels owned by the joint ventures. Net income attributable to noncontrolling interest decreased from RMB6.0 million in 2010 to RMB3.3 million in 2011, primarily due to our acquisition of certain noncontrolling interests in our majority-owned joint ventures in 2010.

Net Income Attributable to China Lodging Group, Limited. As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB114.8 million in 2011 compared to net income attributable to China Lodging Group, Limited of RMB215.8 million incurred in 2010.

EBITDA and Adjusted EBITDA from Operating Hotels. EBITDA (non-GAAP) was RMB377.4 million in 2011, compared with EBITDA of RMB447.2 million in 2010. This change was primarily due to the loss of the favorable impact of the Shanghai Expo held in 2010, a higher percentage of leased hotels in the ramp-up stage and higher pre-opening expenses in 2011. Adjusted EBITDA from Operating Hotels (non-GAAP) increased from RMB571.6 million in 2010 to RMB577.2 million in 2011.

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

Outstanding Indebtedness

In September 2008, we entered into a three-year credit facility with the Industrial and Commercial Bank of China under which we can borrow up to RMB172.0 million during the term of the facility. As of December 31, 2009, we had fully drawn down the facility and repaid RMB35.0 million. In February 2010, we repaid the remaining RMB137.0 million. The weighted average interest rates were 5.72% and 5.4% for the years ended December 31, 2009 and 2010, respectively. Certain commercial properties owned by Lishan Property (Suzhou) Co., Ltd., an entity controlled by Mr. Qi Ji, our founder, executive chairman and chief executive officer, are pledged to secure such credit facility. This credit facility expired in September 2011.

In January 2010, we entered into a credit facility with the Industrial and Commercial Bank of China under which we can borrow up to RMB150.0 million by September 2011. Principal payments are due on each anniversary date with the amount payable being dependent upon amounts previously borrowed against the facility. As of December, 31, 2010, we had drawn down the credit facility of RMB70.0 million and repaid RMB70.0 million and had available credit facility of RMB80.0 million for future borrowing. The weighted average interest rate for borrowings drawn under such credit was 4.86% for the year ended December 31, 2010. We did not draw down this credit facility during the year ended December 31, 2011. This credit facility is not collateralized. This credit facility expired in September 2011.

In March 2012, we entered into a credit facility with the Industrial and Commercial Bank of China under which we can draw down up to RMB500.0 million, subject to adjustment, by May 21, 2015 with the final tranche of repayment due in March 2017. The interest rate for each draw down is established on the draw-down date and is adjusted annually, based on the loan interest rate stipulated by the People’s bank of China for the corresponding period. In 2012, RMB100.0 million of this credit facility expired. As of December 31, 2012, we had drawn down this credit facility of RMB1.0 million and repaid RMB1.0 million and had available credit facility of 399.0 million for future borrowing. The weighted average interest rate for borrowings drawn under such credit was 6.9% for the year ended December 31, 2012.

In September 2012, we entered into a three-year revolving credit facility with China Merchants Bank under which we can borrow up to RMB300.0 million by October 9, 2015. We did not draw down this credit facility during the year ended December 31, 2012.

In December 2012, we entered into a thirty-month credit facility with Luso International Banking Ltd. under which we can borrow up to US$10.0 million by April 5, 2013. The interest rate for each draw-down is established on the draw-down date and is based on the 12-Month London Interbank Offered Rate on the draw-down date plus a margin of 2.7%. Each draw-down will be guaranteed by a letter of guarantee or a stand-by letter of credit. During the year ended December 31, 2012, we did not draw down this credit facility.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been our sale of preferred shares, ordinary shares and convertible notes through private placements, our initial public offering, borrowings from PRC commercial banks and cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use. As of December 31, 2012, we had entered into binding contracts with lessors of 80 properties for our leased hotels under development. As of December 31, 2012, we expected to incur approximately RMB1,227.7 million of capital expenditures in connection with certain recently completed leasehold improvements and to fund the leasehold improvements of these 80 leased hotels. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future with our operating cash flow, existing cash balance and our credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by operating activities	469,126	458,740	715,720	114,879
Net cash used in investing activities	(515,310)	(734,577)	(1,068,130)	(171,447)
Net cash provided by financing activities	845,837	13,834	19,895	3,195
Effect of exchange rate changes on cash and cash equivalents	(10,173)	(16,463)	758	122

Net increase (decrease) in cash and cash equivalents	789,480	(278,466)	(331,757)	(53,251)
Cash and cash equivalents at the beginning of the year	270,587	1,060,067	781,601	125,456

Cash and cash equivalents at the end of the year	1,060,067	781,601	449,844	72,205

Operating Activities

In 2010, 2011 and 2012, we financed our operating activities primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations in the next twelve months with operating cash flow.

Net cash provided by operating activities amounted to RMB715.7 million in 2012, primarily attributable to (i) our net income of RMB179.5 million in 2012, (ii) an add-back of RMB347.6 million in depreciation and amortization in 2012, (iii) an add-back of RMB143.9 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities, (iv) an increase of RMB90.5 million in deferred revenue primarily attributable to one-time membership fees in connection with our HanTing Club loyalty program as well as advances received from customers and franchisees, and (v) an increase of RMB93.2 million in prepaid rent, which partially offset factors (i) to (iv).

Net cash provided by operating activities amounted to RMB458.7 million in 2011, primarily attributable to (i) our net income of RMB118.1 million in 2011, (ii) an add-back of RMB236.9 million in depreciation and amortization in 2011, (iii) an add-back of RMB92.9 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities (iv) an increase of RMB92.8 million in deferred revenue primarily attributable to one-time membership fees in connection with our HanTing Club loyalty program as well as advances received from customers and franchisees, (v) an increase of RMB75.8 million in prepaid rent, which partially offset factors (i) to (iv) and (vi) an increase of RMB35.7 million in deferred taxes, which partially offset factors (i) to (iv).

Net cash provided by operating activities amounted to RMB469.1 million in 2010, primarily attributable to (i) our net income of RMB221.8 million in 2010, (ii) an add-back of RMB171.5 million in depreciation and amortization in 2010, (iii) an add-back of RMB70.8 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liability, (iv) an increase of RMB42.3 million in deferred revenue primarily attributable to one-time membership fees in connection with our HanTing Club loyalty program as well as advances received from customers, and (v) an increase of RMB82.6 million in prepaid rent, which partially offset factors (i) to (iv).

Net cash provided by operating activities increased from RMB458.7 million in 2011 to RMB715.7 million in 2012, primarily due to (i) an increase in the add back of our depreciation and amortization from RMB236.9 million in 2011 to RMB347.6 million in 2012, (ii) an increase in our net income from RMB118.1 million in 2011 to RMB179.5 million in 2012 and (iii) an increase in deferred rent from RMB92.9 million in 2011 to RMB143.9 million in 2012.

Net cash provided by operating activities decreased from RMB469.1 million in 2010 to RMB458.7 million in 2011, primarily due to (i) a decrease in our net income from RMB221.8 million in 2010 to RMB118.1 million in 2011 and (ii) the change from deferred tax expenses of RMB9.2 million in 2010 to deferred tax benefit of RMB35.7 million in 2011, partially offset by (i) an increase in the add back of our depreciation and amortization from RMB171.5 million in 2010 to RMB236.9 million in 2011 and (ii) an increase in the change of deferred revenue from RMB42.3 million in 2010 to RMB92.8 million in 2011.

Investing Activities

Our cash used in investing activities is primarily related to our leasehold improvements, purchase of equipment and fixtures used in leased hotels and our investment in Starway HK and UBOX International Holdings Co Limited, or UBOX. In 2010, 2011 and 2012, we experienced net cash outflows from investing activities.

Net cash used in investing activities increased from RMB734.6 million in 2011 to RMB1,068.1 million in 2012, primarily due to (i) an increase in our purchases of property and equipment from RMB768.8 million in 2011 to RMB998.1 million in 2012 and (ii) a decrease in our proceeds from sales of short-term investments from RMB130.0 million in 2011 to nil in 2012. The increase in our purchases of property and equipment was primarily due to (i) our accelerated expansion of our leased hotel network, and (ii) an increase in the number of our leased JI Hotels opened and under development which have a higher per room renovation cost compared with our flagship HanTing Hotel.

Net cash used in investing activities increased from RMB515.3 million in 2010 to RMB734.6 million in 2011, primarily due to (i) an increase in our purchases of property and equipment from RMB397.3 million in 2010 to RMB768.8 million in 2011 as a result of our accelerated expansion of our leased hotel network and (ii) an increase in our acquisitions, net of cash received from RMB9.7 million in 2010 to RMB57.8 million in 2011, partially offset by a decrease in our purchase of short-term investments from RMB430.0 million in 2010 to RMB30.0 million in 2011.

Financing Activities

Our major financing activities since 2010 consist of loans with PRC commercial banks and our initial public offering in 2010.

Net cash provided by financing activities increased from RMB13.8 million in 2011 to RMB19.9 million in 2012. Net cash provided by financing activities in 2012 primarily consisted of (i) proceeds of RMB18.5 million from issuance of ordinary shares upon exercise of options, (ii) excess tax benefit from share-based compensation in the amount of RMB4.3 million and (iii) funds advanced from noncontrolling shareholders in the amount of RMB3.0 million, partially offset by the dividend paid to noncontrolling interest holders in the amount of RMB3.5 million and the repayment of funds advanced from noncontrolling shareholders in the amount of RMB2.7 million.

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

Restrictions on Cash Transfers to Us

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2012, approximately RMB2,094.2 million was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

Furthermore, under regulations of the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” See “Item 10. Additional Information — E. Taxation — PRC Taxation.”

The EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the EIT Law.

The EIT Law provides that PRC “resident enterprises” are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC “resident enterprise,” we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us would be exempt from the PRC dividend withholding tax, since such income is exempted under the EIT Law to a PRC resident recipient.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB568.6 million, RMB919.5 million and RMB1,200.0 million in 2010, 2011 and 2012, respectively. Our capital expenditures in 2012 consist of an increase in the amount of RMB1,197.7 million in property and equipment and an increase in the amount of RMB2.3 million in software. The increase in property and equipment included primarily our capital expenditures associated with new hotels opened in 2012 and hotels still under development by the end of 2012, as well as capital expenditure associated with the renovation of our hotels in operation. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

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

Internet service system (HTOnline). Our Internet service system HTOnline consists of our website (www.htinns.com), our mobile website (m.htinns.com) and our mobile apps for smart phones running iOS or Android systems. HTOnline provides our HanTing Club members and the general public with convenient, friendly and updated services, including information and search services for China Lodging hotels, including location, amenities and pricing, reservation services, membership registration and management and member community services. Our mobile apps also provide location based services, including search services for nearby China Lodging hotels.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.

As of December 31, 2012, we have registered 91 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. An additional 100 trademark applications are under review by the authority. We have also registered one trademark in each of Singapore, Macau, Taiwan and Hong Kong. We have filed 3 trademark applications both in Korea and Thailand, which are under review by the authority in Korea and Thailand. As of December 31, 2012, we have applied for and received one utility model patent for our bathroom hinged door. We have also received copyright registration certificates for six software programs developed by us as of December 31, 2012. In addition, we have registered 39 national and international top-level domain names, including www.htinns.com, www.hantinghotels.com and www.huazhu.com as of December 31, 2012.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due in the year ending December 31,						Payment Due Thereafter
	Total	2013	2014	2015	2016	2017
	(In RMB millions)
Operating Lease Obligations	15,317	1,199	1,322	1,359	1,344	1,322	8,771
Purchase Obligations	82	82	—	—	—	—	—

Total	15,399	1,281	1,322	1,359	1,344	1,322	8,771

Our operating lease obligations related to our obligations under lease agreements with lessors of our leased hotels. Our purchase obligations primarily consisted of contractual commitments in connection with leasehold improvements and installation of equipment for our leased hotels.

5.G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our anticipated growth strategies, including developing new hotels at desirable locations in a timely and cost-effective manner and launching a new hotel brand;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract customers and leverage our brand; and

•	trends and competition in the lodging industry.

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

Directors and Executive Officers	Age	Position/Title
Qi Ji	46	Founder, Executive Chairman of the Board of Directors, Chief Executive Officer
Tuo (Matthew) Zhang	47	Vice Chairman of the Board of Directors
John Jiong Wu	45	Co-founder, Independent Director
Tong Tong Zhao	46	Co-founder, Independent Director
Min Fan	47	Director
Yan Huang	45	Independent Director
Joseph Chow	51	Independent Director
Min (Jenny) Zhang	39	Chief Financial Officer
Yunhang Xie	44	Chief Operating Officer

Qi Ji is our founder and has also served as the executive chairman of our board since February 2007. He also served as our chief executive officer from 2007 to August 2009 and returned to this role in January 2012. Mr. Ji has served on the board as a director for UBOX since June 2012. He co-founded Home Inns & Hotels Management Inc., or Home Inns, and served as its chief executive officer from January 2001 to January 2005. He also co-founded Ctrip.com International, Ltd., or Ctrip, one of the largest online travel services providers in China, in 1999, acted as its chief executive officer and president until December 2001, and currently serves on Ctrip’s board as an independent director. Prior to founding Ctrip, Mr. Ji was the chief executive officer of Shanghai Sunflower High-Tech Group, which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. Mr. Ji received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

Tuo (Matthew) Zhang has served as the vice chairman of our board since January 2012. From August 2009 to December 2011, he served as our chief executive officer. From October 2007 through July 2009, he was our chief operating officer. He has more than 17 years of working experience with multinational companies in senior management capacities and has accumulated extensive knowledge in chain management and multi-location management. Prior to joining us in 2007, he served as the co-founder and the General Manager of Shanghai IJIAS Technology Co., Ltd., an e-commerce company specializing in home improvement products, from 2005 to 2007. He served as the Vice President of Sales and Marketing of Zhejiang Kasen Industrial Co., Limited, an upholstery manufacturer, from 2004 to 2005. Mr. Zhang also served as the Vice President of OBI Management Systems (China) Co., Ltd. and the General Manager of OBI Asia Trade and Lux International (Shanghai) Co., Ltd., a German-based retail chain of home improvement materials with a national retail network in China, from 2002 to 2004. Prior to that, Mr. Zhang worked at Haworth, Inc., PepsiCo, Inc. and Xerox Corporation. Mr. Zhang received his Bachelor’s degree in Management Administration from Shanghai Jiao Tong University.

John Jiong Wu, a co-founder of our company, has served as our director since January 2007. He is the founder and Managing Partner of F&H Fund Management Pte. Ltd. He served as the Venture Partner of Northern Light Venture Capital from 2008 to 2010 and was an angel investor and the Chief Technology Officer of Alibaba Group from 2000 to 2007. Prior to joining Alibaba Group, he worked as an engineer or manager in several companies in the Silicon Valley, including Oracle and Yahoo! Inc. Mr. Wu received his Bachelor of Science in Computer Science degree from the University of Michigan.

Tong Tong Zhao, a co-founder of our company, has served as our director since February 2007. She also serves as a member of the board of directors of China Education & Technology Group Limited. She was the General Manager of Shanghai Asia-Tang Health Technology Development Co., Ltd. from 2004 to 2006, the General Manager of Shanghai Hong Ying Hi-Tech Co., Ltd. from 1999 to 2001, and the Deputy General Manager of Shanghai Xie Cheng Science and Technology Co., Ltd. from 1997 to 1998. Ms. Zhao received her Master of Science degree from Shanghai Jiao Tong University and obtained her Master of Business Administration degree from McGill University.

Min Fan has served as our director since March 2010. He is one of the co-founders of Ctrip and has served as the vice chairman of its board of directors since March 2013, as a member of its board of director since October 2006 and as its president since February 2009. Previously, Mr. Fan served as Ctrip’s chief executive officer from January 2006 to February 2013, as its chief operating officer from November 2004 to January 2006 and as its executive vice president from 2000 to November 2004. From 1997 to 2000, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. In addition to his positions at Ctrip, Mr. Fan currently serves on the boards and compensation committees of PerfectEnergy International, Ltd., ChinaEdu Corporation and 99 Joyu Tourism Operating Group. Mr. Fan received his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Yan Huang has served as our independent director since June 2007. He has been a General Partner of CDH Ventures since 2006 and was an Associated Director of Intel Capital from 2004 to 2005. Mr. Huang received his Bachelor’s degree in Computer Science from Zhejiang University.

Joseph Chow has served as our independent director since August 2010. He has over 19 years of experience in corporate finance, financial advisory and management and has held senior executive and managerial positions in various public and private companies. Mr. Chow is currently a managing director of Moelis and Company and was previously a managing director at Goldman Sachs (Asia) LLP from 2008 to 2009. Prior to that, he served as an independent financial consultant from 2006 to 2008, as chief financial officer of Harbor Networks Limited from 2005 to 2006, and as chief financial officer of China Netcom (Holdings) Company Limited from 2001 to 2004. Prior to that, Mr. Chow served as the director of strategic planning of Bombardier Capital, Inc., as vice president of international operations of Citigroup and as the corporate auditor of GE Capital. Mr. Chow currently sits on the board as a director for Synutra International, Inc., a company listed on NASDAQ, and an independent non-executive director for Kasen International Holdings Limited and for Intime Department Store (Group) Co., Ltd., a company listed on the Stock Exchange of Hong Kong. Mr. Chow obtained a Bachelor of Arts degree in political science from Nanjing Institute of International Relations and a Master of Business Administration degree from the University of Maryland at College Park.

Min (Jenny) Zhang has served as our chief financial officer since March 2008 and the Executive Vice President of Finance from September 2007. Prior to joining us, she served as the Finance Director of Eli Lilly (Asia) Inc., Thailand Branch and the Chief Financial Officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Zhang has served on the board as a director for Synutra International, Inc. since February 2011. She obtained her Master of Business Administration degree from Harvard Business School and received both Master’s and Bachelor’s degrees from the University of International Business and Economics.

Yunhang Xie has served as our chief operating office since April 2012. He has more than 16 years of working experience in the IT industry. Prior to joining us, Mr. Xie held several leadership roles in Digital China Networks Co., Ltd. or DCN, a leading network equipment and solutions provider, since 2000. He acted as the General Manager of DCN from 2005 to 2012, formulating corporate development strategy and managing day-to-day operations. From 1997 to 2000, Mr. Xie served as Deputy General Manager at the network division of Lenovo Science and Technology Development Co., Ltd. Mr. Xie received a Master of Business Administration degree from Cheung Kong Graduate School of Business, and a Bachelor’s degree in engineering from Shanghai Jiao Tong University.

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

6.B. Compensation

For the fiscal year ended December 31, 2012, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB6.7 million. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Plan Administration. The compensation committee appointed by our board administers all of our share incentive plans. Mr. Qi Ji has been delegated the authority to grant, in his sole discretion, option and restricted stock to be issued under our share incentive plans to any of our employees and consultants except for our directors and executive officers. The aggregate number of shares covered by any single grant he makes shall not exceed 500,000 ordinary shares.

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

Name	Ordinary Shares Underlying Options Awarded(1)		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qi Ji	400,000		1.53	October 1, 2009	October 1, 2019
	755,676	(2)	2.76	July 17, 2012	July 17, 2018
Tong Tong Zhao	100,000		1.53	October 1, 2009	October 1, 2019
John Jiong Wu	100,000		1.53	October 1, 2009	October 1, 2019
Yan Huang		*	1.53	October 1, 2009	October 1, 2019
Joseph Chow		*	3.71	July 20, 2010	July 20, 2020
Tuo (Matthew) Zhang		*	1.40/	July 1, 2007/	July 1, 2017/
			1.53/	August 3, 2009/	August 3, 2019/
			1.53	November 20, 2009	November 20, 2019
Min (Jenny) Zhang		*	1.40/	October 1, 2007/	October 1, 2017/
			1.53	November 20, 2009	November 20, 2019
			2.76	July 17, 2012	July 17, 2018
Yunhang Xie		*	2.76	July 17, 2012	July 17, 2018
Other individuals as a group	13,431,747		0.50-4.75	February 4, 2007 – January 20, 2012	February 4, 2017 – July 20, 2020

Name	Ordinary Shares Underlying Restricted Stocks Awarded		Date of Grant
Qi Ji	200,000		August 6, 2011
	649,009	(2)	July 17, 2012
Min (Jenny) Zhang		*	July 17, 2012
Yunhang Xie		*	July 17, 2012
Other individuals as a group	1,370,812		February 7, 2011 – September 10, 2012

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
(1)	Includes options to purchase an aggregate of 3,356,875 ordinary shares that have been exercised by certain officers and options to purchase an aggregate of 7,827,806 ordinary shares that have been exercised by certain employees.
(2)	The number of ordinary shares underlying options and restricted stocks awarded will vary depending upon whether certain performance conditions and market conditions are satisfied.

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

We believe that each of Ms. Tong Tong Zhao, Mr. John Jiong Wu, Mr. Joseph Chow and Mr. Yan Huang are an “independent director” as that term is used in NASDAQ corporate governance rules.

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

Board Committees

We have established two committees under the board of directors — the audit committee and the compensation committee. We have adopted a charter for each of the board committees. Each committee’s members and functions are described below. We currently do not plan to establish a nominations committee. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the NASDAQ Marketplace Rules. This home country practice of ours differs from Rule 5605(e) of the NASDAQ Marketplace Rules regarding implementation of a nominations committee, because there are no specific requirements under Cayman Islands law on the establishment of a nominations committee.

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

6.D. Employees

We had7,801, 10,694 and 12,833 employees as of December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, 5,592 of our 12,833 employees were contracted through third-party human resources companies. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 20, 2013 by:

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	113,072,750	(2)	44.4
Tong Tong Zhao	34,220,852	(3)	13.4
John Jiong Wu	9,724,933		3.8
Min Fan	22,049,446	(4)	8.7
Yan Huang		*		*

	Ordinary Shares Beneficially Owned(1)
	Number		%
Joseph Chow		*		*
Tuo (Matthew) Zhang		*		*
Min (Jenny) Zhang		*		*
Yunhang Xie		*		*
All Directors and Executive Officers as a Group	150,523,209	(5)	59.1
Principal Shareholders:
Winner Crown Holdings Limited	79,207,849	(6)	31.1
East Leader International Limited	34,129,252	(7)	13.4
Ctrip.com International, Ltd.	22,049,446	(8)	8.7

*	Less than 1%.
(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days after April 20, 2013. Percentage of beneficial ownership of each listed person or group is based on (i) 247,757,897 ordinary shares outstanding as of April 20, 2013, including 3,048,662 shares of restricted stock and (ii) the ordinary shares underlying share options exercisable by such person within 60 days after April 20, 2013.
(2)	Includes (i) 77,607,849 ordinary shares and 400,000 ADRs representing 1,600,000 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 366,640 ordinary shares issuable upon exercise of options held by Mr. Qi Ji that are exercisable within 60 days after April 20, 2013, (iii) 200,000 shares of restricted stock held by Mr. Ji, (iv) 649,009 shares of restricted stock held by Mr. Ji, subject to adjustment, (v)15,000,000 ordinary shares held by East Leader International Limited, or East Leader, a British Virgin Islands company, over which Mr. Ji has voting power pursuant to a power of attorney dated February 25, 2010, and (vi) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares, 342,313 ADSs representing 1,369,252 ordinary shares and 280,000 ordinary shares held by East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated February 5, 2013. East Leader is wholly owned by Perfect Will Holdings Limited, or Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd., or Asia Square, as nominee for Sarasin Trust Company (Singapore) Limited, or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries.
(3)	Includes (i) 91,600 ordinary shares issuable upon exercise of options held by Ms. Tong Tong Zhao that are exercisable within 60 days after April 20, 2013, and (ii) 16,760,000 ordinary shares, 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares and 342,313 ADSs representing 1,369,252 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.
(4)	Includes (i) 7,202,482 ordinary shares that Ctrip purchased from us, (ii) an aggregate of 11,646,964 of our ordinary shares that Ctrip purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 800,000 ADSs representing 3,200,000 ordinary shares that Ctrip subscribed in our initial public offering. By virtue of being the vice chairman of the board of directors and president of Ctrip, Mr. Fan may be deemed to beneficially own an aggregate of 22,049,446 ordinary shares. Mr. Fan disclaims beneficial ownership of the shares beneficially owned by Ctrip except to the extent of his pecuniary interests therein. Mr. Fan’s business address is 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.
(5)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after April 20, 2013 held by all of our directors and executive officers as a group.
(6)	Winner Crown is a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji, our founder and executive chairman, and his family members, are the beneficiaries. Mr. Ji is the sole director of Winner Crown. The address of Winner Crown is Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(7)	East Leader is a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Bank Sarasin Nominees (CI) Limited, as nominee for Sarasin Trust Company Guernsey Limited, or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader. The address of East Leader is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Includes (i) 7,202,482 ordinary shares that Ctrip purchased from us, (ii) an aggregate of 11,646,964 of our ordinary shares that Ctrip purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 800,000 ADSs representing 3,200,000 ordinary shares that Ctrip subscribed in our initial public offering. Ctrip is a Cayman Islands company and its address is 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

As of April 20, 2013, we had 247,757,897 ordinary shares issued and outstanding. To our knowledge, we had only two record shareholders in the United States, including Citibank, N.A., which is the depositary of our ADS program and held approximately 40.2% of our total outstanding ordinary shares under our ADS program and the depositary of our restricted ADS program and held approximately 6.5% of our total outstanding ordinary shares under our restricted ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Suzhou Property

We conduct transactions in the ordinary course of our business with Lishan Property (Suzhou) Co., Ltd., or Suzhou Property, a subsidiary of Powerhill, which was owned by Mr. Qi Ji and Ms. Tong Tong Zhao until January 2010 and was wholly owned by Mr. Qi Ji from January 2010 to August 2011.

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

Transactions with Ctrip

We conduct transactions in the ordinary course of our business with Ctrip.com International, Ltd., or Ctrip, an entity in which Mr. Qi Ji, our founder, is a co-founder, shareholder and independent director. Ctrip rendered reservation services to us to facilitate our customers in making reservations at our hotels from Ctrip’s hotel booking system. In 2010, 2011 and 2012, the aggregate commission fees of our leased hotels paid to Ctrip.com for its reservation services amounted to RMB9.5 million, RMB8.0 million and RMB10.9 million, respectively.

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

On April 15, 2012, we entered into a definitive agreement to acquire a 51% equity interest of Starway HK from C-Travel International Limited, or C-Travel, a wholly-owned subsidiary of Ctrip. The base acquisition price was RMB17.3 million in cash, which was funded with cash on hand. In addition, we obtained under the definition agreement the right to purchase the remaining 49% equity interest in Starway HK held by C-Travel for RMB16.5 million by May 1, 2013. The acquisition of the 51% equity interest in Starway HK became effective in May 2012. We will retain the Starway brand and we plan to continue to open new hotels under the Starway brand in the foreseeable future. We introduced the lease and manachise models to the Starway brand and gradually converted the franchised hotels Starway HK had before our acquisition to manachised or leased hotels where appropriate. We also terminated certain franchise agreements in cases where the franchised hotels could not meet the new Starway brand standards or the franchisees did not accept certain changes we made to the franchise agreement after the acquisition. We integrated most of Starway Hotels’ support functions into our existing corporate platform and significantly reduced the personnel and other operating costs for Starway HK.

Investment in UBOX

One of our directors, Mr. John Jiong Wu, owns and controls Whistling Kite Limited. In April, 2012, one of our wholly owned subsidiaries, China Lodging HK, together with Whistling Kite Limited, entered into a definitive agreement with UBOX and certain other parties, to subscribe for preferred shares of UBOX. Pursuant to this definition agreement, China Lodging HK invested US$4.4 million in return for an approximately 4.3% equity interest in UBOX in June 2012. Mr. Qi Ji, our founder, executive chairman and chief executive officer, has served as a member of the board of directors of UBOX since June 2012. In December 2012, we purchased a convertible promissory note in the amount of US$1.3 million from UBOX. UBOX engages mainly in the vending machine business. With over 10,000 vending machines in operation across 32 cities in China as of December 31, 2012, UBOX is one of the largest vending machine operators in China. We believe UBOX’s operations have potential synergies with our operations.

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

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. Not applicable.

8.A.7. See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

8.A.8. Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We had never declared or paid dividends prior to December 31, 2012 and we do not have any plan to declare or pay any dividends in the near future.

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

9.A. Offering and Listing Details

Our ADSs have been listed on the NASDAQ Global Select Market under the symbol “HTHT” since March 26, 2010. The table below sets forth, for the periods indicated, the high and low market prices on the NASDAQ Global Select Market for our ADSs.

	High		Low
2010 (from March 26)	US$	27.50	US$	13.49
First quarter (from March 26)		15.50		13.49
Second quarter		18.58		13.81
Third quarter		25.95		14.26
Fourth quarter		27.50		19.18
2011		24.47		12.00
First quarter		24.47		15.90
Second quarter		22.50		16.01
Third quarter		18.95		12.50
Fourth quarter		16.94		12.00
2012		17.55		10.51
First quarter		15.97		11.55
Second quarter		13.47		10.73
Third quarter		16.91		10.51
Fourth quarter		17.55		13.90
October		17.55		15.82
November		17.47		13.90
December		17.10		14.53
2013
First quarter		19.93		15.36
January		19.48		15.61
February		19.93		17.36
March		19.59		15.36
April (through April 19, 2013)		16.60		14.97

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

10.B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-165247) originally filed with the Securities and Exchange Commission on March 5, 2010, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on March 12, 2010 and further amended our amended and restated memorandum and articles of association by a special resolution on November 21, 2012.

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

PRC Taxation

PRC taxation on us

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “high and new technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued the Administrative Measures on Income Taxes of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial Implementation), or Tax Trial Measures, on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. The Tax Trial Measures clarify matters including resident status determination, post-determination administration and competent tax authorities. Both Circular 82 and the Tax Trial Measures apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and not applicable to our case. But the determining criteria set forth in Circular 82 and the Tax Trial Measures may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. As such, it is still unclear if the PRC tax authorities would determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC “resident enterprise.”

The EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate if the holding companies are the beneficial owners of the dividends. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the EIT Law.

The EIT Law provides that PRC “resident enterprises” are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC “resident enterprise,” we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us would be exempt from the PRC dividend withholding tax, since such income is exempted under the EIT Law to a PRC resident recipient. However, if we are required under the EIT Law to pay income tax on any dividends we receive from our subsidiaries, our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

PRC taxation of our overseas shareholders

Under the EIT Law, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC withholding tax if such gain is regarded as income derived from sources within the PRC. Therefore, if we are considered a PRC “resident enterprise,” dividends we pay to non-resident enterprise investors with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered as income derived from sources within the PRC and be subject to PRC withholding tax at a rate of 10% or lower subject to the provisions of any applicable bilateral tax treaty. The double taxation treaty between the PRC and the United States, or the Treaty, does not reduce the 10% tax rate.

Moreover, non-resident individual investors are required to pay PRC individual income tax on dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IITL, non-resident individual refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income realized from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered as a PRC “resident enterprise” and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such dividends and gains earned by non-resident individuals may also be subject to PRC withholding tax.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own such ordinary shares or ADSs. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ordinary shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares or ADSs.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary, also referred to as pre-release, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the favorable tax rates, described below, applicable to dividends received by certain non-corporate holders and thus may affect the availability of these rates to such holders.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gain. U.S. Holders should consult their tax advisers regarding the availability of these favorable rates on dividends. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, some of which may vary depending upon a U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate applicable under the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt of the dividend. The amount of any dividend income paid in RMB will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Sale or Other Disposition of Ordinary Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. The deductibility of capital losses is subject to limitations.

As described in “Taxation — PRC Taxation — PRC taxation on us,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our ordinary shares or ADSs may be subject to PRC withholding tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the Treaty may be entitled to elect to treat the gain as foreign-source income for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on dispositions in their particular circumstances.

Passive Foreign Investment Company Rules

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2012 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

In addition, if we were a PFIC, the favorable rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Furthermore, if we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require. U.S. Holders should consult their tax advisers regarding whether we are or were a PFIC and the potential application of the PFIC rules.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2012, we have no outstanding loans. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 31, 2012 into Renminbi at the exchange rate of US$1.00 for RMB6.2301, such cash balance would have been approximately RMB6.23 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such cash balance would have decreased to RMB6.17 million as of December 31, 2012. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, consumer price index in China increased by 3.3% , 5.4% and 2.6% in 2010, 2011 and 2012, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary, Citibank, N.A.:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary (U.S. 2¢ per ADS for the year of 2012)

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2012, we have received a total of RMB1.1 million (US$0.2 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2010, 2011 and 2012.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. Deloitte Touche Tohmatsu Certified Public Accountants LLP was formerly known as Deloitte Touche Tohmatsu CPA, Ltd. At the direction of the PRC government in accordance with applicable PRC laws and regulations, Deloitte Touche Tohmatsu CPA, Ltd. has been restructured as a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, which for all purposes succeeded and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA, Ltd. with effect from January 1, 2013. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during 2012.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Joseph Chow is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of Rule 5605(a)(2) of the NASDAQ Marketplace Rules, or the NASDAQ Rules, and Rule 10A-3 under the Exchange Act.

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

Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, our independent registered public accounting firm, began serving as our auditor in August 2009.

Our audit committee is responsible for the oversight of Deloitte’s work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

We paid the following fees for professional services to Deloitte for the years ended December 31, 2011 and 2012.

	Year Ended December 31,
	2011	2012
	US$	US$
Audit Fees(1)	720	840
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	720	840

Note:	(1) Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services. Our 2011 and 2012 audit fees mainly include the audit of our annual financial statements, the services provided in connection with our compliance with the Sarbanes-Oxley Act, or services that are normally provided by the accountant in connection with statutory and regulatory filings.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The NASDAQ Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the NASDAQ Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ Rules are summarized as follows:

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant. (Incorporated by reference to Exhibits 3.2 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

1.2*	Amendment to the Amended and Restated Articles of Association of the Registrant, adopted by the shareholders of the Registrant on November 21, 2012.

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Ordinary Shares. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and all Holders and Beneficial Owners of the American Depositary Shares issued thereunder. (Incorporated by reference to Exhibits 4.3 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

Exhibit Number	Description of Document

4.1	Amended and Restated 2007 Global Share Plan, amended and restated as of December 12, 2007. (Incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.2	Amended and Restated 2008 Global Share Plan, amended and restated as of October 31, 2008. (Incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.3	Amended and Restated 2009 Share Incentive Plan, amended and restated as of October 1, 2009. (Incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.4	Amendment to the Amended and Restated 2009 Share Incentive Plan, amended as of August 26, 2010. (Incorporated by reference to Exhibit 99.2 from our report on Form 6-K (file no. 333-34656) filed with the Securities and Exchange Commission on July 15, 2010.)

4.5	Form of Indemnification Agreement with the Registrant’s Directors. (Incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.6	English translation of the Form of Employment Agreement between the Registrant and Executive Officers of the Registrant. (Incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (File No. 001-34656) filed with the Securities and Exchange Commission on April 12, 2012.)

4.7	English translation of the Fixed Assets Loan Contract between the Industrial and Commercial Bank of China and HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., dated March 2, 2012. (Incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-34656) filed with the Securities and Exchange Commission on April 12, 2012.)

4.8*	English translation of the Facility Agreement between China Merchants Bank and HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., dated September 25, 2012.

4.9	Subscription Agreement between the Registrant and Ctrip.com International, Ltd., dated March 12, 2010. (Incorporated by reference to Exhibit 10.9 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

4.10	Investor and Registration Rights Agreement between the Registrant and Ctrip.com International, Ltd., dated March 12, 2010. (Incorporated by reference to Exhibit 10.10 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

4.11*	Share Purchase Agreement by and between China Lodging Holdings (HK) Limited and C-Travel International Limited, dated April 15, 2012.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant. (Incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

12.1*	Certification of Qi Ji, Chief Executive Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Min (Jenny) Zhang, Chief Financial Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Document

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
***	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA LODGING GROUP, LIMITED

By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Chief Executive Officer

Date: April 23, 2013

CHINA LODGING GROUP, LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2010, 2011 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA LODGING GROUP, LIMITED

We have audited the accompanying consolidated balance sheets of China Lodging Group, Limited and its subsidiaries (the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012 and the related financial statement schedules. These financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Lodging Group, Limited and its subsidiaries as of December 31, 2011 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 23, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA LODGING GROUP, LIMITED

We have audited the internal control over financial reporting of China Lodging Group, Limited and its subsidiaries (the “Group”) as of December 31, 2012 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2012 of the Group and our report dated April 23, 2013 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the translation of Renmimbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 23, 2013

CHINA LODGING GROUP, LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except share and per share data, unless otherwise stated)

	As of December 31,
	2011	2012	2012
			US$ (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	781,601	449,844	72,205
Restricted cash	1,500	1,790	287
Short-term investments	—	8,074	1,296
Accounts receivable, net of allowance of RMB1,445 and RMB2,683 in 2011 and 2012, respectively	37,416	50,633	8,127
Prepaid rent	228,087	321,305	51,573
Inventories	31,232	37,971	6,095
Other current assets	53,862	83,058	13,332
Deferred tax assets	40,119	44,231	7,099

Total current assets	1,173,817	996,906	160,014
Property and equipment, net	2,095,794	2,951,509	473,750
Intangible assets, net	69,779	100,980	16,208
Long-term investment	—	28,129	4,515
Goodwill	42,536	64,180	10,302
Other assets	102,056	133,536	21,434
Deferred tax assets	40,968	54,947	8,820

Total assets	3,524,950	4,330,187	695,043

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	417,605	624,824	100,291
Amounts due to related parties	1,030	801	129
Salary and welfare payable	80,266	117,980	18,937
Deferred revenue	138,148	200,515	32,185
Accrued expenses and other current liabilities	142,146	187,380	30,076
Income tax payable	14,148	23,142	3,715

Total current liabilities	793,343	1,154,642	185,333
Deferred rent	329,774	470,438	75,511
Deferred revenue	71,698	99,800	16,019
Other long-term liabilities	61,574	92,407	14,832
Deferred tax liabilities	12,677	22,335	3,585

Total liabilities	1,269,066	1,839,622	295,280

Commitments and contingencies (Note 18)
Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 242,604,223 and 244,494,095 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	179	180	29
Additional paid-in capital	2,199,954	2,243,403	360,091
Retained earnings	85,127	260,014	41,735
Accumulated other comprehensive loss	(39,166)	(38,408)	(6,165)

Total China Lodging Group, Limited shareholders’ equity	2,246,094	2,465,189	395,690
Noncontrolling interest	9,790	25,376	4,073

Total equity	2,255,884	2,490,565	399,763

TOTAL LIABILITIES AND EQUITY	3,524,950	4,330,187	695,043

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2010	2011	2012	2012
				US$ (Note 2)
Revenues:
Leased hotels	1,707,771	2,172,934	3,069,431	492,678
Manachised and franchised hotels	130,579	212,644	349,847	56,154

Total revenues	1,838,350	2,385,578	3,419,278	548,832
Less: Business tax and related taxes	99,857	135,981	194,751	31,260

Net revenues	1,738,493	2,249,597	3,224,527	517,572

Operating costs and expenses:
Hotel operating costs	1,180,202	1,703,337	2,453,902	393,878
Selling and marketing expenses	70,786	94,754	102,814	16,503
General and administrative expenses	119,989	160,062	217,388	34,893
Pre-opening expenses	111,210	184,298	230,690	37,028

Total operating costs and expenses	1,482,187	2,142,451	3,004,794	482,302

Income from operations	256,306	107,146	219,733	35,270
Interest income	15,945	18,111	14,554	2,336
Interest expense	2,682	882	822	132
Other income	2,564	2,649	2,208	354
Foreign exchange gain (loss)	6,923	15,930	(2,000)	(321)

Income before income taxes	279,056	142,954	233,673	37,507
Tax expense	57,262	24,816	54,169	8,695

Net income	221,794	118,138	179,504	28,812
Less: net income attributable to noncontrolling interest	6,043	3,306	4,617	741

Net income attributable to ordinary shareholders	215,751	114,832	174,887	28,071

Net earnings per share:
Basic	1.05	0.47	0.72	0.12
Diluted	0.92	0.47	0.71	0.11
Weighted average number of shares used in computation:
Basic	198,517,280	241,928,286	243,284,332	243,284,332
Diluted	234,480,894	246,181,202	246,981,001	246,981,001

Other comprehensive income
Foreign currency translation adjustments, net of tax of nil for 2010, 2011 and 2012	(10,173)	(16,463)	758	122

Comprehensive income	211,621	101,675	180,262	28,934
Comprehensive income attributable to the noncontrolling interest	6,043	3,306	4,617	741

Comprehensive income attributable to China Lodging Group, Limited	205,578	98,369	175,645	28,193

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Ordinary Shares		Series A Preferred Shares		Additional Paid-in Capital	Retained earnings (Accumulated Deficit)	Accumulated Other Comprehensive loss	Noncontrolling Interest	Total Equity
	Share	Amount	Share	Amount
Balance at January 1, 2010	60,948,013	47	44,000,000	34	351,994	(245,456)	(12,530)	11,364	105,453
Issuance of ordinary shares to Ctrip.com	7,202,482	5	—	—	150,567	—	—	—	150,572
Issuance of ordinary shares upon initial public offering	41,400,000	28	—	—	804,820	—	—	—	804,848
Conversion of Series A convertible preferred shares to ordinary shares upon completion of initial public offering	44,000,000	34	(44,000,000)	(34)	—	—	—	—	—
Conversion of Series B convertible redeemable preferred shares into ordinary shares upon completion of initial public offering	78,058,919	57	—	—	796,746	—	—	—	796,803
Issuance of warrants	—	—	—	—	942	—	—	—	942
Acquisitions of noncontrolling interest	—	—	—	—	(10,588)	—	—	(6,511)	(17,099)
Issuance of ordinary shares upon exercise of warrants	1,700,000	1	—	—	17,872	—	—	—	17,873
Issuance of ordinary shares upon exercise of option	7,842,341	6	—	—	42,336	—	—	—	42,342
Share-based compensation	—	—	—	—	13,113	—	—	—	13,113
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	10	10
Sales of partial ownership interest in one subsidiary	—	—	—	—	562	—	—	568	1,130
Net income	—	—	—	—	—	215,751	—	6,043	221,794
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(2,298)	(2,298)
Foreign currency translation adjustments	—	—	—	—	—	—	(10,173)	—	(10,173)

Balance at December 31, 2010	241,151,755	178	—	—	2,168,364	(29,705)	(22,703)	9,176	2,125,310
Issuance of ordinary shares upon exercise of option	1,452,468	1	—	—	7,783	—	—	—	7,784
Share-based compensation	—	—	—	—	15,483	—	—	—	15,483
Excess tax benefit from share-based compensation	—	—	—	—	8,324	—	—	—	8,324
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	459	459
Net income	—	—	—	—	—	114,832	—	3,306	118,138
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(3,151)	(3,151)
Foreign currency translation adjustments	—	—	—	—	—	—	(16,463)	—	(16,463)

Balance at December 31, 2011	242,604,223	179	—	—	2,199,954	85,127	(39,166)	9,790	2,255,884
Issuance of ordinary shares upon exercise of option	1,889,872	1	—	—	18,310	—	—	—	18,311
Share-based compensation	—	—	—	—	20,837	—	—	—	20,837
Excess tax benefit from share-based compensation	—	—	—	—	4,302	—	—	—	4,302
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	240	240
Acquisitions with noncontrolling interest	—	—	—	—	—	—	—	14,215	14,215
Net income	—	—	—	—	—	174,887	—	4,617	179,504
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(3,486)	(3,486)
Foreign currency translation adjustments	—	—	—	—	—	—	758	—	758

Balance at December 31, 2012	244,494,095	180	—	—	2,243,403	260,014	(38,408)	25,376	2,490,565

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2010	2011	2012	2012
				US$ (Note 2)
Operating activities:
Net income	221,794	118,138	179,504	28,812
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	13,113	15,483	20,837	3,345
Depreciation and amortization	171,539	236,857	347,575	55,790
Deferred taxes	9,228	(35,714)	(18,226)	(2,925)
Bad debt expenses	103	667	1,238	199
Deferred rent	70,761	92,927	143,858	23,092
Impairment loss	—	710	5,349	859
Excess tax benefit from share-based compensation	—	(8,324)	(4,302)	(691)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(6,481)	(16,401)	(12,336)	(1,980)
Prepaid rent	(82,649)	(75,820)	(93,218)	(14,963)
Inventories	(9,407)	(12,792)	(6,714)	(1,078)
Amount due from related parties	1,365	3,267	—	—
Other current assets	(13,404)	(15,684)	(29,404)	(4,720)
Other assets	(17,841)	(22,102)	(31,482)	(5,053)
Accounts payable	3,478	3,435	3,390	544
Amount due to related parties	(72)	175	(229)	(37)
Salary and welfare payables	28,042	22,628	36,809	5,906
Deferred revenue	42,283	92,803	90,468	14,521
Accrued expenses and other current liabilities	16,290	34,246	36,076	5,791
Income tax payable	11,252	7,350	13,296	2,134
Other long-term liabilities	9,732	16,891	33,231	5,333

Net cash provided by operating activities	469,126	458,740	715,720	114,879

Investing activities:
Purchases of property and equipment	(397,252)	(768,756)	(998,050)	(160,198)
Purchases of intangibles	(7,630)	(14,674)	(3,532)	(567)
Amount received as a result of government zoning	—	6,900	—	—
Acquisitions, net of cash received	(9,653)	(57,822)	(30,055)	(4,824)
Purchase of long-term investment	—	—	(28,129)	(4,515)
Purchase of short-term investments	(430,000)	(30,000)	(8,074)	(1,296)
Sales of short-term investments	330,000	130,000	—	—
Decrease (increase) in restricted cash	(775)	(225)	(290)	(47)

Net cash used in investing activities	(515,310)	(734,577)	(1,068,130)	(171,447)

	Year Ended December 31,
	2010	2011	2012	2012
				US$ (Note 2)
Financing activities:
Proceeds from issuance of ordinary shares	959,104	—	—	—
Ordinary share issuance costs, net of existing shareholder reimbursements	3,929	—	—	—
Net proceeds from exercise of warrants	17,873	—	—	—
Net proceeds from issuance of ordinary shares upon exercise of option	41,125	7,285	18,520	2,973
Proceeds from long-term debt	70,000	—	1,000	161
Repayment of long-term debt	(207,000)	—	(1,000)	(161)
Funds advanced from noncontrolling interest holders	2,778	3,485	3,000	482
Repayment of funds advanced from noncontrolling interest holders	(23,715)	(2,568)	(2,681)	(430)
Acquisitions of noncontrolling interest	(17,099)	—	—	—
Proceeds from sales of partial ownership interest in one subsidiary	1,130	—	—	—
Contribution from noncontrolling interest holders	10	459	240	39
Dividend paid to noncontrolling interest holders	(2,298)	(3,151)	(3,486)	(560)
Excess tax benefit from share-based compensation	—	8,324	4,302	691

Net cash provided by financing activities	845,837	13,834	19,895	3,195

Effect of exchange rate changes on cash and cash equivalents	(10,173)	(16,463)	758	122
Net increase (decrease) in cash and cash equivalents	789,480	(278,466)	(331,757)	(53,251)
Cash and cash equivalents at the beginning of the year	270,587	1,060,067	781,601	125,456

Cash and cash equivalents at the end of the year	1,060,067	781,601	449,844	72,205

Supplemental disclosure of cash flow information:
Interest paid	4,075	882	859	138
Income taxes paid	36,782	53,180	69,980	11,232
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payable	269,815	395,681	590,873	94,842
Consideration payable for business acquisition	54,047	16,625	10,506	1,686
Purchase of intangible assets included in payables	12,278	11,455	10,584	1,699
Payment of ordinary share issuance costs through utilization of prepayment and amount included in payables	7,614	—	—	—
Reimbursement of government zoning included in receivables	4,400	—	3,042	488
Issuance of ordinary shares upon exercise of options from subscription deposit	1,217	—	—	—
Issuance warrant for acquisition of noncontrolling interest	7,067	—	—	—
Proceeds from issuance of ordinary shares upon exercise of option included in receivable	—	499	290	47

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

China Lodging Group, Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries (the “Group”) are to develop leased, manachised and franchised hotels under the “Joya Hotel”, “JI Hotel” , “Starway Hotel” , “HanTing Hotel” and “Hi Inn” brands in the People’s Republic of China (“PRC”). As of December 31, 2012, the Group does not own any hotel properties.

Leased hotels

The Group leases hotel properties from property owners and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the Group brands at the beginning of the lease, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease.

Under the lease arrangements, the Group typically receives rental holidays of two to six months and pays rent on a quarterly or biannual basis. Rent is typically subject to the fixed escalations of three to five percent every three to five years. The Group recognizes rental expense on a straight-line basis over the lease term.

As of December 31, 2011 and 2012, the Group had 344 and 465 leased hotels in operation, respectively.

Manachised and franchised hotels

Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically eight years and are renewable upon mutual agreement between the Group and the franchisee. The Group also has a small number of franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2011 and 2012, the Group had 295 and 516 manachised hotels in operation and nil and 54 franchised hotels in operation, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The Group is deemed as the primary beneficiary of and consolidates variable interest entities when the Group has the power to direct the activities that most significantly impact the economic success of the entities and effectively assumes the obligation to absorb losses and has the rights to receive benefits that are potentially significant to the entities.

The Group evaluates its business activities and arrangements with the entities that operate the manachised and franchised hotels to identify potential variable interest entities. Generally, these entities qualify for the business scope exception, therefore consolidation is not appropriate under the variable interest entity consolidation guidance.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and amortization. The renovations , betterments and interest cost incurred during construction are capitalized. Depreciation and amortization of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

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

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statement of comprehensive income as the difference between the net sales proceeds and the carrying amount of the underlying asset.

Intangible assets, net and unfavorable lease

Intangible assets consist primarily of brand name, non-compete agreement, franchise agreements and favorable leases acquired in business combinations and purchased software. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including brand name, non-compete agreement, franchise agreements and favorable lease agreements acquired from business combination are recognized and measured at fair value upon acquisition. Non-compete agreement, franchise agreements and favorable lease agreements are amortized over the expected useful life, remaining franchise contract terms and remaining operating lease term. Unfavorable lease agreements from business combination transactions are recognized as other long-term liabilities and are amortized over the remaining operating lease term. Purchased software is stated at cost less accumulated amortization.

Brand name is considered to have an indefinite life. The Group evaluates the brand name each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group measures the impairment by comparing the fair value of brand name with its carrying amount. If the carrying amount of brand name exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Group measured the fair value of the brand name under the relief-from-royalty method. Management performs its annual brand name impairment test on November 30.

Long-term investment

The Group accounts for the investment in an investee of which the Group owns less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies of the entity as cost method investment. The Group’s cost-method investment is carried at historical cost in its consolidated financial statements and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value when the impairment is deemed other-than-temporary.

As of December 31, 2012, the Group’s investment in UBOX, a privately-held company, of RMB28,129 was accounted for using the cost method. No event had occurred that indicated that an other than temporary impairment existed and therefore the Group did not record any impairment charges for this cost-method investment during 2012.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group adopted Accounting Standards Update (“ASU”) 2011-08, Intangibles-Goodwill and other (Topic350), since 2012, which gives the Group an option to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performs its annual goodwill impairment test on November 30.

The Group recognized goodwill impairment of nil, RMB 710 and nil for years ended December 31, 2010, 2011 and 2012, respectively.

Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2010 or 2011.

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continue underperformance relative to the projected operating results, of which the carrying amount of the property and equipment exceed the future undiscounted net cash flows, and recognized an impairment loss of RMB 5,349 during the year ended December 31, 2012.

Fair value of the property and equipment was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Accruals for customer loyalty program

The Group invites its customers to participate in a customer loyalty program. The membership has an unlimited life. Members enjoy favorable treatment such as more convenient check-out procedures and late check-out, discounts on room rates and accumulate membership points for their paid stays, which can be redeemed for room night awards and other gifts within two years after the points are earned. The estimated incremental costs to provide room night awards and other gifts are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as cost and expense in the accompanying consolidated statements of comprehensive income. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2011 and 2012, the accruals for estimated liabilities under the customer loyalty program amounted to RMB7,629 and RMB 12,963, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Deferred revenue

Deferred revenue generally consists of non-refundable advances received from customers for rental of rooms, cash received for membership fees and initial franchise fees received prior to the Group fulfilling its commitments to the franchisee.

Revenue recognition

Revenue from leased hotels is derived from hotel operations, mainly including the rental of rooms, food and beverage sales and souvenir sales from leased hotels. Revenue is recognized when rooms are occupied and food and beverages and souvenirs are sold.

Revenues from manachised and franchised hotels are derived from franchise agreements where the franchisees are primarily required to pay (i) an initial one-time franchise fee, and (ii) continuing franchise fees, which mainly consist of (a) on-going management and service fees mainly based on a certain percentage of the room revenues of the franchised hotels, and (b) system maintenance, support fees and central reservation system usage fee. The one-time franchise fee is recognized when the manachised and franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation and personnel recruiting and training. The ongoing management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. The system maintenance, support fee and central reservation system usage fee is recognized when services are provided.

In addition, the Group accounts for hotel manager fees related to the manachised hotels under the franchise program as revenues. Pursuant to the franchise agreements, the Group charges the franchisees fixed hotel manager fees to cover the manachised hotel managers’ payroll, social welfare benefits and certain other out-of-pocket expenses that the Group incurs on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2010, 2011 and 2012, the hotel manager fees that were recognized as revenue were RMB30,097, RMB43,021 and RMB72,061, respectively.

Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. Effective October 1, 2010, the Group prospectively revised the estimated membership duration from three to five years to two to five years to more closely reflect the expected membership retention. The effect of this change in accounting estimate was immaterial for the year ended December 31, 2010. Revenues recognized from the customer loyalty program were RMB22,633, RMB35,623 and RMB51,132 for the years ended December 31, 2010, 2011 and 2012, respectively.

Business tax and related taxes

The Group is subject to business tax, education surtax and urban maintenance and construction tax, on the services provided in the PRC. Such taxes are primarily levied based on revenue at applicable rates and are recorded as a reduction of revenues.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB18,217, RMB28,445 and RMB 30,053 for the years ended December 31, 2010, 2011 and 2012, respectively.

Government grants

Unrestricted government subsidies from local governmental agencies allowing the Group full discretion to utilize the funds were RMB4,034, RMB7,491 and RMB 6,723 for the years ended December 31, 2010, 2011 and 2012, respectively, which were recorded as a reduction of general and administrative expenses in the consolidated statements of comprehensive income.

Leases

A lease of which substantially all the benefits and risks incidental to ownership remain with lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the initial lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent. As of December 31, 2011 and 2012, deferred rent of RMB8,690 and RMB11,882 were recorded as other current liabilities and RMB329,774 and RMB 470,438 were recorded as long-term liabilities, respectively.

Capitalization of interest

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. The interest expense incurred for the years ended December 31, 2010, 2011 and 2012 was RMB4,074, RMB882 and RMB859, of which RMB1,392, nil and RMB 37 was capitalized as additions to assets under construction, respectively.

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

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive income.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The financial records of the Group’s subsidiaries are maintained in local currencies, RMB, which is the functional currency.

Comprehensive income

Comprehensive income includes all changes in equity except for those resulting from investments by owners and distributions to owners and is comprised of net income and foreign-currency translation adjustments. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment and accounts receivable.

All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group management believes to be high credit quality. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk and the Group’s short-term investment consists of corporate debt security with high credit quality. The Group conducts credit evaluations on its group and agency customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

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

The estimated fair value of the Group’s financial instruments, including cash, restricted cash, short-term investments, receivables, payables and accruals, approximates their carrying value due to their short-term nature.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the year ended December 31, 2012:

Description	Year Ended December 31, 2012	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total loss
Property and equipment	4,991	—	—	4,991	5,349

As a result of reduced expectations of future cash flows from certain leased hotels, the Group determined that the hotels property and equipment with a carrying amount of RMB10,340 was not fully recoverable and consequently recorded an impairment charge of RMB5,349 for the year ended December 31, 2012.

Fair value of the property and equipment was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its long-lived assets held and used are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable input used in the fair value measurement, which are 4% and 15%, respectively.

Warrants

The Group records warrants convertible into mezzanine equity securities and ordinary shares as liabilities and adjusts the carrying amount of such liabilities to fair value at each reporting date.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended December 31, 2010, 2011 and 2012, the Group recognized share-based compensation expense of RMB13,113, RMB15,483 and RMB20,837, respectively, which was classified as follows:

	At December 31,
	2010	2011	2012
Hotel operating costs	1,555	2,115	2,592
Selling and marketing expenses	778	783	1,031
General and administrative expenses	10,780	12,585	17,214

Total	13,113	15,483	20,837

Earnings per share

Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and nonvested restricted stocks.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Prior to the Group’s initial public offering (“IPO”) in March 2010, the Group determined that its Series A convertible preferred shares and Series B convertible redeemable preferred shares were participating securities as each participated in the undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group used the two-class method of computing earnings per share. Under this method, net income applicable to holders of ordinary shares was allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class could share in income for the period. Losses were not allocated to the participating securities. Diluted earnings per share was computed using the more dilutive of the two-class method or the if-converted method. The preferred shares were converted into ordinary shares upon the completion of the Group’s IPO. The two-class method of computing earnings per share ceased to apply on the conversion date.

Segment reporting

The Group operates and manages its business as a single segment. The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.

Recently issued accounting pronouncements

On July 27, 2012, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2012-02, which amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under ASU 2012-02, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. Although ASU 2012-02 revises the examples of events and circumstances that an entity should consider in interim periods, it does not revise the requirements to test indefinite-lived intangible assets (1) annually for impairment and (2) between annual tests if there is a change in events or circumstances. ASU 2012-02 is effective for annual and interim impairment tests performed. The Group will be required to adopt ASU 2012-02 as of January 1, 2013 and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

On January 31, 2013, the FASB issued ASU 2013-01, which clarifies the offsetting disclosure requirements in ASU 2011-11. Under ASU 2013-01, the disclosure requirements would apply to derivative instruments accounted for in accordance with ASC 815, including bifurcated embedded derivatives. ASU 2013-01 is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. Retrospective application is required for all comparative periods presented. The Group will be required to adopt ASU 2013-01 as of January 1, 2013 and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

On February 5, 2013, the FASB issued ASU 2013-02, which requires entities to disclose the following additional information about items reclassified out of accumulated other comprehensive income (AOCI): (1) Changes in AOCI balances by component (e.g., unrealized gains or losses on available-for-sale securities or foreign-currency items). Both before-tax and net-of-tax presentations of the information are acceptable as long as an entity presents the income tax benefit or expense attributed to each component of OCI and reclassification adjustments in either the financial statements or the notes to the financial statements. (2)Significant items reclassified out of AOCI by component either on the face of the income statement or as a separate footnote to the financial statements. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012 and should be applied prospectively. The Group will be required to adopt ASU 2013-02 as of January 1, 2013 and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.2301, on December 31, 2012, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2012, or at any other rate.

3. ACQUISITIONS

(i) During the year ended December 31, 2012, to enrich the Group’s brand and accelerate the Group’s expansion in the mid-scale market, the Group acquired 51% equity interest of Starway Hotels (Hong Kong) Limited (“Starway”), a franchised hotel chain from C-Travel International Limited (“C-Travel”), a wholly owned subsidiary of Ctrip.com International, Ltd. for total cash consideration of RMB17,292. C-Travel granted the Group a purchase right to acquire the remaining 49% equity interest of Starway at an amount in US$ equal to RMB16,460 within one year. The right may be exercised by the Group in its sole discretion. The business acquisition was accounted for under purchase accounting.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2012	Amortization period
Current assets	954
Intangible assets	299
Property and equipment	667	5-10 years
Brand name	28,600	indefinite
Non-compete agreement	400	10 years
Franchise agreements	7,700	remaining contract terms
Goodwill	21,491
Current liabilities	(19,430)
Deferred tax liabilities	(9,174)
Noncontrolling interest	(14,215)

Total	17,292

Brand name represents the registered trademark of Starway which is well recognized brand in mid-scale hotel market in PRC. The useful life of brand name is indefinite. The Group measured the fair value of the brand name under the relief-from-royalty method.

Goodwill was recognized as a result of expected synergies from combining operations of the Group and Starway and other intangible assets that do not qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purpose.

(ii) During the year ended December 31, 2010, 2011 and 2012, the Group acquired nine, four and one individual hotels in the form of leased hotel for total cash consideration of RMB63,733, RMB20,400 and RMB7,000, respectively. The business acquisitions were accounted for under purchase accounting.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2010	2011	2012	Amortization period
Current assets	33	2,199	127
Intangible assets	—	63	—
Property and equipment	25,550	10,980	4,668	5-10 years
Favorable lease	20,800	5,847	2,470	remaining lease terms
Deferred tax assets	229	—	—
Franchise agreements	600	900	200	remaining contracts terms
Goodwill	22,921	1,873	153
Unfavorable lease	(1,600)	—	—	remaining lease terms
Deferred tax liabilities	(4,800)	(1,462)	(618)

Total	63,733	20,400	7,000

(iii) In 2010, the Group acquired noncontrolling interests in four existing subsidiaries. The aggregate consideration for these acquisitions was comprised of the following:

2010
Cash consideration	17,099
Fair value of warrants	7,068

Total consideration	24,167

The warrants provide the holder with the ability to purchase 1,500,000 ordinary shares of the Group at an exercise price of US$1.54 per share. The fair value of the warrants was determined by the Group using generally accepted valuation methodologies, including the discounted cash flow approach which incorporates certain assumptions including the financial results, growth trends, terminal value and discount rate of the Group, to derive the total equity value of the Group.

The acquisitions of the noncontrolling interests were accounted for as equity transactions. The difference between the purchase consideration and the related carrying value of the noncontrolling interests of RMB17,655 were recorded as a reduction of additional paid-in capital during the year ended December 31, 2010.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2011	2012
Cost:
Buildings	11,860	11,860
Leasehold improvements	2,213,221	3,220,481
Furniture, fixtures and equipment	348,713	479,808
Motor vehicles	828	833

	2,574,622	3,712,982
Less: Accumulated depreciation	(663,002)	(1,013,694)

	1,911,620	2,699,288
Construction in progress	184,174	252,221

Property and equipment, net	2,095,794	2,951,509

Depreciation expense was RMB167,490, RMB229,742 and RMB 337,511 for the years ended December 31, 2010, 2011 and 2012, respectively.

In 2010, the Group demolished one leased hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB3,994 associated with this hotel and recognized a gain of RMB406, which is net of reimbursements receivable of RMB4,400, which have been included as a component of other current assets in the consolidated balance sheet as of December 31, 2010 and received in 2011.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In 2011, the Group demolished one leased hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB2,411 associated with this hotel and recognized a gain of RMB89, which is net of RMB2,500 cash received.

In 2012, the Group demolished one leased hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB3,042 associated with this hotel, which has been recorded as receivable in other current assets as of December 31, 2012. No gain or loss was recognized.

As of December 31, 2012, the Group has been formally notified by local government authorities that four additional leased hotels of the Group will likely be demolished due to local government zoning requirements. The aggregate carrying amount of property and equipment at the hotels was RMB14,844 as of December 31, 2012. None of the hotels have recorded intangible assets or goodwill. The Group has not recognized any impairment as expected cash flows from the hotels’ operations prior to demolition and expected amounts to be received as a result of the demolition will likely exceed the carrying value of such assets. The Group estimated amounts to be received based on the relevant PRC laws and regulations, terms of the lease agreements, and the prevailing market practice.

5. INTANGIBLE ASSETS, NET AND UNFAVORABLE LEASE

Intangible assets, net consist of the following:

	As of December 31,
	2011	2012
Brand name	—	28,600
Franchise agreements	—	7,900
Non-compete agreement	—	400
Favorable lease agreements	67,156	69,626
Purchased software	18,158	20,490

Total	85,314	127,016
Less: Accumulated amortization	(15,535)	(26,036)

Total	69,779	100,980

Unfavorable lease

	As of December 31,
	2011	2012
Unfavorable lease agreements	3,924	3,924
Less: Accumulated amortization	(1,532)	(1,969)

Unfavorable lease agreements, net	2,392	1,955

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

Amortization expense of intangible assets for the years ended December 31, 2010, 2011 and 2012 amounted to RMB3,754, RMB6,652 and RMB 10,501, respectively.

The annual estimated amortization expense for the above intangible assets and unfavorable lease for the following years is as follows:

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Amortization for Intangible Assets	Amortization for Unfavorable Lease	Net Amortization
2013	8,632	(337)	8,295
2014	8,185	(297)	7,888
2015	8,117	(289)	7,828
2016	7,825	(209)	7,616
2017	7,501	(130)	7,371
Thereafter	32,120	(693)	31,427

	72,380	(1,955)	70,425

6. GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2010, 2011 and 2012 were as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
Balance at January 1, 2010	19,550	(1,098)	18,452
Increase in goodwill related to acquisitions	22,921	—	22,921

Balance at December 31, 2010	42,471	(1,098)	41,373
Increase in goodwill related to acquisitions	1,873	—	1,873
Impairment losses recognized	—	(710)	(710)

Balance at December 31, 2011	44,344	(1,808)	42,536
Increase in goodwill related to acquisitions	21,644	—	21,644

Balance at December 31, 2012	65,988	(1,808)	64,180

7. DEBT

In March 2012, the Group entered into a five-year bank credit facility under which the Group can borrow up to RMB 500,000 by May 21, 2015, which is subject to bank’s reevaluation from time to time. The credit facility has a specified expiration schedule for draw-down. The interest rate for each draw-down is established on the draw-down date and is adjusted annually, based on the loan interest rate stipulated by the People’s Bank of China for the corresponding period. As of December, 31, 2012, the Group had drawn down the credit facility of RMB 1,000, repaid RMB 1,000, and RMB100,000 of the credit facility has expired. As of December 31, 2012, credit facility of RMB399,000 was available for future borrowing, which will expire on May 21, 2015. The weighted average interest rate for borrowings drawn under such credit facility was 6.9% for the year ended December 31, 2012. The credit facility is restricted to certain hotels’ renovation and the credit facility was not collateralized.

In September 2012, the Group entered into a three-year revolving bank credit facility under which the Group can draw down up to RMB300,000 by October 9, 2015. As of December 31, 2012, the Group has not drawn down anything under this facility. The interest rate for this credit facility will be determined on the drawn down date and the credit facility was not collateralized.

In December 2012, the Group entered into a thirty-month bank credit facility under which the Group can draw down up to US$10,000 by April 5, 2013. The interest rate for each draw down is based on the twelve-month London Interbank Offered Rate (“Libor”) on draw-down date plus 2.7%. Each draw down will be guaranteed by letter of guarantee or stand-by letter of credit. As of December 31, 2012, the Group has not drawn down anything under this credit facility.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2011	2012
Payable for business acquisitions	13,573	7,623
Business taxes and other subcharge payables	28,449	41,178
Accrual for customer loyalty program	7,629	12,963
Payable to noncontrolling interest holders	11,433	11,751
Other payables	13,249	16,589
Accrued rental	26,544	35,989
Accrued utilities	19,224	28,332
Other accrued expenses	22,045	32,955

Total	142,146	187,380

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

In 2007 and June 2008, the Company issued 16,052,046 Series B convertible redeemable shares upon exercise of 8,212,044 Warrants I, 3,136,001 Warrant II and 4,704,001 Warrant III, which were granted in conjunction with a promissory note issued in 2007, for total consideration of RMB160,596 (US$22,569). On June 20, 2008, 4,854,626 Warrant I expired unexercised. There was no warrant outstanding then.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

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

10. HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased hotels, manachised and franchised hotels and consist of the following:

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2010	2011	2012
Rent	476,100	655,247	916,357
Utilities	108,208	150,865	215,768
Personnel cost	210,906	329,078	505,773
Depreciation and amortization	163,125	227,938	337,162
Consumable, food and beverage	145,317	228,244	333,245
Others	76,546	111,965	145,597

Total	1,180,202	1,703,337	2,453,902

11. PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Year Ended December 31,
	2010	2011	2012
Rents	88,177	153,229	191,538
Personnel cost	5,214	13,273	15,488
Others	17,819	17,796	23,664

Total	111,210	184,298	230,690

12. SHARE-BASED COMPENSATION

In February 2007, the Group adopted the 2007 Global Share Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2007 Global Share Plan, the Group may issue incentive awards to the Participants to purchase not more than 10,000,000 ordinary shares. In June 2007, the Group adopted the 2008 Global Share Plan which allows the Group to offer incentive awards to Participants. Under the 2008 Global Share Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In October 2008, the Group increased the maximum number of incentive awards available under the 2008 Global Share Plan to 7,000,000. In September 2009, the Group adopted 2009 Share Incentive Plan which allows the Group to offer incentive awards to Participants. Under the 2009 Share Incentive Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In July 2010, the Group increased the maximum number of incentive awards available under 2009 Share Incentive Plan to 15,000,000. The 2007 and 2008 Global Share Plans and 2009 Share Incentive Plan (collectively, the “Incentive Award Plans”) contain the same terms and conditions. All incentive awards granted under the Incentive Award Plans have a maximum life of ten years and vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years. As of December 31, 2012, the Group had granted 24,743,043 options and 3,182,466 nonvested restricted stocks.

Share options

In July 2012, the Group granted 1,475,366 option to executive officers that will vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if the Group satisfies certain performance conditions for the three-year period ending December 31, 2014. The number of underlying shares that may become exercisable will range from 0% to 200% depending upon whether the performance conditions are achieved and, if achieved, to what level. The Group recognizes compensation expenses for the awards with performance conditions based upon the Group’s judgment of likely future performance and may be adjusted in future periods depending on actual performance.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The weighted-average grant date fair value for options granted during the years ended December 31, 2010, 2011 and 2012 was RMB12.99 (US$1.96), RMB14.37 (US$2.23) and RMB8.52 (US$1.35), respectively, computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Group and comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2010	2011	2012
Suboptimal exercise factor	2.5 to 4.24	3.83 to 8.93	7.45 to 7.66
Risk-free interest rate	3.58 to 4.50%	1.88 to 2.66%	0.81 to 1.19%
Volatility	45.36 to 51.42%	50.61 to 50.69%	51.35 to 51.89%
Dividend yield	—	—	—
Life of option	10 years	6 years	6 years

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	Years	US$’000
Share options outstanding at January 1, 2012	9,773,842	1.84
Granted	2,838,795	2.80
Forfeited	(917,940)	3.55
Exercised	(1,889,872)	1.53

Share options outstanding at December 31, 2012	9,804,825	2.02	5.95	22,042

Share options vested or expected to vest at December 31, 2012	9,302,216	2.00	5.92	21,057

Share options exercisable at December 31, 2012	5,676,003	1.59	6.03	15,144

As of December 31, 2012, there was RMB31,401 in total unrecognized compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 2.76 years.

During the years ended December 31, 2010, 2011 and 2012, 7,842,341, 1,452,468 and 1,889,872 options were exercised having an aggregate intrinsic value of RMB11,271, RMB37,700 and RMB 32,562, respectively.

Nonvested restricted stock

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In July 2012, the Group granted 1,059,977 nonvested restricted stocks to executive officers which will become exercisable if the Group satisfies certain performance conditions for the three-year period ending December 31, 2014, and 213,209 nonvested restricted stocks to executive officers which will become exercisable if the Group satisfies certain market condition for the three-year period ending December 31, 2014. These awards vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years. The number of underlying shares that may become exercisable will range from 0% to 200% depending upon whether the performance conditions and market condition are achieved and, if achieved, to what level. The Group recognizes compensation expense for the awards with performance conditions based upon the Group’s judgment of likely future performance and may be adjusted in future periods depending on actual performance. The Group estimated the grant date fair value of the awards with market conditions using a Monte Carlo simulation. Compensation expenses for the awards with market conditions are recognized during the requisite service period, even if the market condition is never satisfied. The significant assumptions of the Monte Carlo simulation are the following:

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

2012
Expected dividends	—
Risk-free interest rate	0.29%
Expected volatility	48.41%

The following table summarized the Group’s nonvested restricted stock activity in 2012.

	Number of restricted stocks	Weighted average grant date fair value
		US$
Nonvested restricted stocks outstanding at January 1, 2012	571,825	4.17
Granted	2,554,405	2.92
Forfeited	(92,188)	4.07

Nonvested restricted stocks outstanding at December 31, 2012	3,034,042	3.12

As of December 31, 2012, there was RMB45,160 in unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 3.31 years.

The total fair value of nonvested restricted stocks vested in 2012 was nil.

13. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2010	2011	2012
Net income attributable to ordinary shareholders — basic	207,814	114,832	174,887
Amounts allocated to preferred shares for participating rights to dividends	7,937	—	—

Net income attributable to ordinary shareholders — diluted	215,751	114,832	174,887

Weighted average ordinary shares outstanding — basic	198,517,280	241,928,286	243,284,332
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	6,201,302	4,252,916	3,696,669
Preferred shares	29,762,312	—	—

Weighted average ordinary shares outstanding — diluted	234,480,894	246,181,202	246,981,001

Basic earnings per share	1.05	0.47	0.72

Diluted earnings per share	0.92	0.47	0.71

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

For the years ended December 31, 2010, 2011 and 2012, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Year Ended December 31,
	2010	2011	2012
Outstanding employee options and nonvested restricted stocks	—	1,486,533	797,981

14. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

China Lodging Holdings (HK) Limited and Starway Hotels (Hong Kong) Limited are subject to Hong Kong profit tax at a rate of 16.5% in 2010, 2011 and 2012. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Singapore

China Lodging Holdings Singapore Pte. Ltd. is subject to Singapore corporate income tax at a rate of 17% in 2010, 2011 and 2012. No Singapore profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Singapore during the years presented.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Hanting Technology (Suzhou) Co., Ltd, as a recognized software development entity located at Suzhou Industrial Park in Suzhou of PRC, is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Hanting Suzhou has entered into the first tax profitable year for the year ended December 31, 2011.

Tax expense (benefit) is comprised of the following:

	As of December 31,
	2010	2011	2012
Current Tax	48,034	60,530	72,395
Deferred Tax	9,228	(35,714)	(18,226)

Total	57,262	24,816	54,169

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2010	2011	2012
PRC statutory tax rate	25%	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	—	3%	3%
Effect of different tax rate of group entities operating in other jurisdictions	(2)%	(3)%	1%
Effect of change in valuation allowance	(1)%	9%	6%
Effect of tax holiday	—	(17)%	(12)%
Other	(1)%	—	—

Effective tax rate	21%	17%	23%

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2010	2011	2012
Aggregate amount	—	24,156	28,139
Per share effect — basic	—	0.10	0.12
Per share effect — diluted	—	0.10	0.11

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2011 and 2012 are as follows:

	As of December 31,
	2011	2012
Deferred tax assets:
Net loss carryforward	59,340	71,564
Pre-opening expenses	768	1,405
Deferred revenue	25,997	37,688
Deferred rent	4,025	4,200
Unfavorable lease	685	2,704
Bad debt provision	361	796
Accrual for customer loyalty program	1,907	3,241
Accrued payroll	2,092	3,248
Share-based compensation	7,464	10,422
Others	—	193
Valuation allowance	(21,552)	(36,283)

Total deferred tax assets	81,087	99,178

Deferred tax liabilities:
Favorable lease	10,526	18,670
Capitalized interest	2,151	1,836
Others	—	1,829

Total deferred tax liabilities	12,677	22,335

Deferred tax assets are analyzed as:
Current	40,119	44,231
Non-Current	40,968	54,947

	81,087	99,178

Deferred tax liabilities are analyzed as:
Current	—	—
Non-current	12,677	22,335

	12,677	22,335

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

For the years ended December 31, 2011 and 2012, valuation allowance of RMB17,350 and RMB18,792 was provided, respectively, and RMB4,045 and RMB5,658 was reversed due to utilization of the deferred tax assets, respectively. For the year ended December 31, 2012, an additional valuation allowance of RMB1,597 was provided due to the acquisition of Starway. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2012, the Group had tax loss carryforwards of RMB286,256 which will expire between 2013 and 2017 if not used.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. At December 31, 2010, 2011 and 2012, the Group had recorded uncertain tax benefits of approximately RMB799, RMB1,494 and RMB4,148 associated with the interests on intercompany loans, respectively. No interest or penalty expense was recorded for the years ended December 31, 2010, 2011 and 2012. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

The following table is a roll-forward of the unrecognized tax benefits:

	As of December 31,
	2010	2011	2012
Balance at January 1	—	799	1,494
Addition for tax positions	799	695	2,654

Balance at December 31	799	1,494	4,148

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. The Group intends to indefinitely reinvest the undistributed earnings of the Group’s PRC subsidiaries, therefore, no provision for PRC dividend withholding tax was provided.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2008 through 2012 on non-transfer pricing matters, and from the inception of the Group through 2012 on transfer pricing matters.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

15. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB29,611, RMB57,295 and RMB 93,178 for the years ended December 31, 2010, 2011 and 2012, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

16. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB11,186, RMB26,915 and RMB 49,626 as of December 31 2010, 2011 and 2012, respectively. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB2,044,579 at December 31, 2012 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2012, approximately RMB 2,094,205 is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

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

Related Party	Nature of the Party	Relationship with the Group

Lishan Property (Suzhou) Co., Ltd. (“Suzhou Property”)	Commercial leasing business	Controlled by Qi Ji

Ctrip.com International, Ltd. (“Ctrip.com”)	Online travel services provider	Qi Ji is a director

UBOX International Holdings Co Limited (“UBOX”)	Merchandize trader	Qi Ji is a director

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

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	At December 31,
	2011	2012
Ctrip.com	1,030	801

(b) Related party transactions

During the years ended December 31, 2010, 2011 and 2012, related party transactions consisted of the following:

	Year Ended December 31,
	2010	2011	2012
Rental expense — Suzhou Property	3,640	2,275	—
Commission expenses — Ctrip.com	9,458	7,962	10,945

In March 2010, the Group issued 7,202,482 ordinary shares at the price equal to the IPO price per ordinary share for the total proceeds of RMB150,572 (US$22,058) to Ctrip.com.

In May 2012, the Group acquired a 51% equity interest of Starway Hotels (Hong Kong) Limited from C-Travel International Limited, a wholly-owned subsidiary of Ctrip. The acquisition price was RMB17,292 in cash.

In December 2012, the Group purchased convertible promissory note of RMB8,074 (US$1,284) from UBOX.

18. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

The Group has entered into lease agreements for certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2012 were as follows:

Year ending December 31,
2013	1,198,873
2014	1,321,992
2015	1,358,828
2016	1,343,874
2017	1,322,337
Thereafter	8,771,557

Total	15,317,461

(b) Purchase Commitments

As of December 31, 2012, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB81,686, which is expected to be incurred within one year.

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

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

CHINA LODGING GROUP, LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	As of December 31,
	2011	2012	2012
			US$ (Note 2)
Assets
Current assets:
Cash and cash equivalents	45,069	22,953	3,684
Other current assets	1,014	3,374	542

Total current assets	46,083	26,327	4,226
Other assets	628	471	76
Investment in subsidiaries	2,204,258	2,442,597	392,064

Total assets	2,250,969	2,469,395	396,366

Liabilities and equity
Current liabilities:
Deferred revenue	1,500	1,496	240
Accrued expenses and other current liabilities	—	840	136

Total current liabilities	1,500	2,336	376
Deferred revenue	3,375	1,870	300

Total liabilities	4,875	4,206	676

Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 242,604,223 and 244,494,095 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	179	180	29
Additional paid-in capital	2,199,954	2,243,403	360,091
Retained earnings	85,127	260,014	41,735
Accumulated other comprehensive loss	(39,166)	(38,408)	(6,165)

Total equity	2,246,094	2,465,189	395,690

Total liabilities and equity	2,250,969	2,469,395	396,366

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

CHINA LODGING GROUP, LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2010	2011	2012	2012
				US$ (Note 2)
Operating costs and expenses:
Selling and marketing expenses	157	157	157	25
General and administrative expenses	13,485	16,447	24,902	3,996

Total operating costs and expenses	13,642	16,604	25,059	4,021

Loss from operations	(13,642)	(16,604)	(25,059)	(4,021)
Interest income	813	452	131	21
Foreign exchange gain (loss)	(547)	1,086	(141)	(24)
Other income	3,028	2,649	2,208	354
Income in investment in subsidiaries	226,099	127,249	197,748	31,741

Net income attributable to ordinary share holders	215,751	114,832	174,887	28,071

Other comprehensive income
Foreign currency translation adjustments	(10,173)	(16,463)	758	122

Comprehensive income	205,578	98,369	175,645	28,193

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

CHINA LODGING GROUP, LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2010	2011	2012	2012
				US$ (Note 2)
Operating activities:
Net income	215,751	114,832	174,887	28,071
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	13,113	15,483	20,837	3,345
Income in investment in subsidiaries	(226,099)	(127,249)	(197,748)	(31,741)
Changes in operating assets and liabilities:
Deferred revenue	6,700	(1,825)	(1,508)	(242)
Other current assets	(18,581)	12,269	(2,412)	(388)
Accrued expenses and other current liabilities	15	(818)	840	135

Net cash provided by (used in) operating activities	(9,101)	12,692	(5,104)	(820)

Investing activities:
Collection from amount due from subsidiaries	13,654	—	—	—
Investment in subsidiaries	(979,345)	—	(35,227)	(5,654)

Net cash used in investing activities	(965,691)	—	(35,227)	(5,654)

Financing activities:
Proceeds from issuance ordinary shares	959,104	—	—	—
Ordinary share issuance costs, net of existing shareholder reimbursements	3,930	—	—	—
Net proceeds from issuance of ordinary shares upon exercise of option	41,125	7,285	18,520	2,973
Net proceeds from exercise of warrants	17,873	—	—	—

Net cash provided by financing activities	1,022,032	7,285	18,520	2,973

Effect of exchange rate changes on cash and cash equivalents	(16,189)	(14,806)	(305)	(49)
Net increase in cash and cash equivalents	31,051	5,171	(22,116)	(3,550)
Cash and cash equivalents at the beginning of the year	8,847	39,898	45,069	7,234

Cash and cash equivalents at the end of the year	39,898	45,069	22,953	3,684

Supplemental schedule of non-cash investing and financing activities:
Payment of ordinary share issuance costs through utilization of prepayment and amount included in payables	7,614	—	—	—
Issuance of ordinary shares upon exercise of options from subscription deposit	1,217	—	—	—
Issuance warrant for acquisition of noncontrolling interest	7,067	—	—	—
Proceeds from issuance of ordinary shares upon exercise of option included in receivable	—	499	290	47

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

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

CHINA LODGING GROUP, LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Charge to Costs and Expenses	Addition due to acquisition	Charge Taken Against Allowance	Write off	Balance at end of Year
	(Renminbi in thousands)
Allowance for doubtful accounts of accounts receivables and other receivables:
December 31, 2010	2,175	103	—	—	—	2,278
December 31, 2011	2,278	667	—	—	—	2,945
December 31, 2012	2,945	1,238	—	—	(1,000)	3,183
Valuation allowance for deferred tax assets
December 31, 2010	11,862	3,856	—	(7,471)	—	8,247
December 31, 2011	8,247	17,350	—	(4,045)	—	21,552
December 31, 2012	21,552	18,792	1,597	(5,658)	—	36,283

******