Form 20-F
period 2013-12-31
China Lodging Group, Ltd
filed 2014-04-17
CIK 1483994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

E-mail: zhangmin@huazhu.com

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

247,551,999 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

ii

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB6.0537, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2013. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 11, 2014, the exchange rate was US$1.00 to RMB6.2111. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenues	1,260,191	1,738,493	2,249,597	3,224,527	4,168,629	688,608
Operating costs and expenses(1)	1,186,223	1,486,627	2,150,031	3,011,517	3,815,835	630,331
Income from operations	76,414	256,306	107,146	219,733	380,544	62,861
Income before income taxes	69,438	279,056	142,954	233,673	388,515	64,178
Net income	51,448	221,794	118,138	179,504	283,695	46,863
Less: net income attributable to noncontrolling interest	8,903	6,043	3,306	4,617	3,837	634
Net income attributable to China Lodging Group, Limited	42,545	215,751	114,832	174,887	279,858	46,229
Earnings per share:
Basic	0.24	1.05	0.47	0.72	1.14	0.19
Diluted	0.23	0.92	0.47	0.71	1.12	0.19
Earnings per ADS(2):
Basic	0.95	4.19	1.90	2.88	4.57	0.75
Diluted	0.93	3.68	1.87	2.83	4.49	0.74
Weighted average number of shares used in computation:
Basic	57,562	198,517	241,928	243,284	245,187	245,187
Diluted	183,632	234,481	246,181	246,981	249,486	249,486

Note: (1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	7,955	13,113	15,483	20,837	30,468	5,033

(2) Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2009, 2010, 2011, 2012 and 2013:

	As of December 31,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	270,587	1,060,067	781,601	449,844	397,435	65,652
Restricted cash	500	1,275	1,500	1,790	3,317	548
Prepaid rent	69,618	152,267	228,087	321,305	363,581	60,059
Property and equipment, net	1,028,267	1,422,432	2,095,794	2,951,509	3,634,039	600,301
Total assets	1,581,131	3,044,080	3,524,950	4,330,187	5,185,052	856,510
Accounts payable	141,570	283,203	417,605	624,824	677,305	111,883
Long-term debt	80,000	—	—	—	—	—
Deferred rent — long-term	174,775	237,427	329,774	470,438	653,831	108,005
Deferred revenue	74,761	117,044	209,846	300,315	416,102	68,735
Total liabilities	678,875	918,770	1,269,066	1,839,622	2,357,261	389,392
Mezzanine equity	796,803	—	—	—	—	—
Total equity	105,453	2,125,310	2,255,884	2,490,565	2,827,791	467,118

The following table presents a summary of our consolidated statements of cash flow for the years ended December 31, 2009, 2010, 2011, 2012 and 2013:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	296,341	469,126	458,740	715,720	1,070,169	176,779
Net cash used in investing activities	(256,027)	(515,310)	(734,577)	(1,068,130)	(1,152,248)	(190,338)
Net cash provided by financing activities	47,063	845,837	13,834	19,895	30,646	5,063

Exchange Rate Information

This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate on December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 11, 2014, the daily exchange rate reported by the Federal Reserve Board was RMB6.2111 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 11, 2014)	6.2111	6.2073	6.2123	6.1966

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

Our business and operations are primarily based in China and we depend on domestic business and leisure traveler customers for a significant majority of our revenues. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the Chinese economy and travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In 2008, China was affected by the disruptions to financial markets described below, and, although the Chinese economy recovered in 2010 and remained relatively stable in 2011, the growth rate of China’s GDP decreased in 2012 and 2013, and it is uncertain whether this economic slowdown will continue into 2014 and beyond. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services.

There is a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate is based on several current or emerging factors including: (i) overinvestment by the government and businesses and excessive credit offered by banks; (ii) a rudimentary monetary policy; (iii) excessive privileges to state-owned enterprises at the expense of private enterprises; (iv) the dwindling supply of surplus labor; (v) a decrease in exports due to weaker overseas demand; and (vi) failure to boost domestic consumption.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran or North Korea. In addition, there have been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the tensions between Japan and its neighbouring countries. Economic conditions in China are sensitive to global economic conditions.

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

The lodging industry in China is highly fragmented. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate. Our HanTing Hotels mainly compete with Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel groups and stand-alone hotels, and certain international brands such as Super 8. HanTing Hotels also compete with two- and three-star hotels, as they offer rooms with amenities comparable to many of those hotels. Our JI Hotels and Starway Hotels face competition from existing three-star and certain four-star hotels, boutique hotels whose price could be comparable and a few hotel chains such as Vienna Hotels and Holiday Inn Express. Our Hi Inns compete mainly with stand-alone guest houses, low-price hotels and budget hotel chains such as Pod Inns, 99 Inns and 100 Inns. Our Joya Hotels and Manxin Hotels & Resorts compete with existing four-star and five-star hotels. New and existing competitors may offer more competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels and result in a decrease in occupancy and average daily rates for our hotels. Competitors may also outbid us for new leased hotel conversion sites, negotiate better terms for potential manachised or franchised hotels or offer better terms to our existing manachised or franchised hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels, especially given the increase in our hotel room rates to keep pace with inflation. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels.

Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome or other epidemics. In 2011, 2013 and 2014, there were reports on the occurrences of avian influenza in various parts of China, including dozens of confirmed human cases and deaths. Any prolonged recurrence of such contagious disease or other adverse public health developments in China may have a material and adverse effect on our business operations. For example, if any of our employees or customers is suspected of having contracted any contagious disease while he or she has worked or stayed in our hotels, we may under certain circumstances be required to quarantine our employees that are affected and the affected areas of our premises.

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

The operation of each of our leased hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased hotels generally incur pre-opening expenses ranging from approximately RMB0.5 to RMB5.0 million per hotel. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, these newly opened leased hotels may not achieve profitability during the ramp-up stage. As we continue to expand our leased hotel portfolio, the significant pre-opening expenses incurred during the development stage and the relatively low revenues during the ramp-up stage of our newly opened leased hotels may have a significant negative impact on our financial performance.

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

Our hotel group has been growing rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group. In 2007, we launched our economy hotel product, HanTing Express Hotel, which was subsequently rebranded as HanTing Hotel, and our mid-scale limited service hotel product, HanTing Hotel, which was subsequently rebranded first as HanTing Seasons Hotel and then as JI Hotel. In May 2012, we completed the acquisition of a 51% equity interest in Starway Hotels (Hong Kong) Limited, or Starway HK, and in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. We have retained the Starway brand. In addition, we launched Manxin Hotels & Resorts in October 2013 and Joya Hotel, a new hotel brand targeting the upscale market, in December 2013. Through this organic and acquired growth, we increased the number of our hotels in operation in China from 26 hotels as of January 1, 2007 to 1,425 hotels as of December 31, 2013, and we intend to continue to develop and operate additional hotels in different geographic locations in China. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our products and the quality of our services to ensure that our business does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operations.

Expansion into new geographic markets and addition of new hotel products for which we have limited operating experience and brand recognition may present operating and marketing challenges that are different from those we currently encounter in our existing markets. Our expansion within existing markets may cannibalize our existing hotels in those markets and, as a result, negatively affect our overall results of operations. Our inability to anticipate the changing demands that expanding operations will impose on our management and information and operational systems, or our failure to quickly adapt our systems and procedures to the new markets, could result in declines of revenues and increases in expenses or otherwise harm our results of operations and financial condition. Expansion through the introduction of new hotel products or brands may also present operating and marketing challenges. There can be no assurance that any new hotel products or brands we introduce will be well received by our customers and become profitable, and if it becomes profitable, it will be achieved in a timely fashion. If a new product or brand is not well received by our customers, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

Our multi-brand business strategy exposes us to potential risks and its execution may divert management attention and resources from our established brand, and if any of the new hotel brands are not well received by the market, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

We rebranded our HanTing Express Hotel as HanTing Hotel, our HanTing Seasons Hotel as JI Hotel and our HanTing Hi Inn as Hi Inn in 2012. In the same year we also acquired the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013 and Joya Hotel, a new hotel brand targeting the upscale market, in December 2013. We are still in the process of developing the Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel and Hi Inn brands on top of our established brand of HanTing Hotel:

•                  Joya Hotel is our upscale brand concept targeting affluent travelers and corporate events. Joya hotels are typically located in central business districts. We have limited operating experience in developing and operating hotels in the upscale market. The introduction of the Joya Hotel brand exposes us to potential risks, including risks associated with high capital expenditure level and with entering a highly competitive new market.

•                  Manxin Hotels & Resorts is our mid-to-upscale brand concept targeting leisure travelers, families and small-scale corporate events. Manxin Hotels & Resorts targets popular vacation destinations. We have limited operating experience in developing and operating hotels in the midscale and upscale market. The introduction of the Manxin Hotels & Resorts brand exposes us to potential risks, including risks associated with high capital expenditure level and with entering a highly competitive new market.

•                  JI Hotel is our organically developed mid-scale brand. As of December 31, 2013, we had 68 JI Hotels in operation and an additional 52 JI Hotels under development. We plan to further expand the JI Hotel network through both the lease model and the manachise model. However, we may not be able to successfully identify, secure and develop in a timely fashion additional JI Hotels under the lease model or to successfully compete for franchise agreements for additional JI Hotels. The accelerated development of JI Hotels exposes us to potential risks, including risks associated with high capital expenditures and uncertain financial outcome.

•                  Before our acquisition, Starway operated under the franchise model, without direct management involvement in the franchised hotels. After the acquisition of Starway, we introduced the lease and manachise models to the Starway Hotels brand and gradually converted the franchised hotels Starway had before our acquisition to manachised or leased hotels where appropriate. We also selectively terminated the franchise arrangements with certain Starway Hotels that did not meet the new Starway brand standards or did not accept certain changes we made to the franchise agreements. We integrated most of Starway Hotels’ support functions into our existing corporate platform and significantly reduced the personnel and other operating costs for Starway. The acquisition of Starway exposes us to potential risks, including risks associated with unsuccessful transformation of business models and failure in growing the brand network.

•                  Hi Inns target practical and price-conscious travelers. We plan to strengthen the cost control over our Hi Inns to remain competitive in their target market and improve the RevPAR of Hi Inns through effective site selection. However, we may not be able to successfully execute our growth strategy and achieve the desired profitability level for Hi Inns.

In addition, we cannot guarantee the size and profitability of the various market segments that each new brand is targeting. The business models of these five new brands are not proven and we cannot guarantee that they can generate return comparable to the established HanTing Hotel brand. The process of developing new brands may divert management attention and resources from our established HanTing Hotel brand. We may not be able to find competent management staff to lead and manage the execution of the multi-brand business strategy. If we are unable to successfully execute our multi-brand strategy to target various market segments, we may be unable to generate revenues from these market segments in the amounts and by the times we anticipate, or at all, and our business, competitive position, financial condition and prospects may be adversely affected.

We may not be able to successfully identify, secure and develop in a timely fashion additional hotel properties under the lease model.

We plan to open more hotels to further grow our business. Under our lease model, we may not be successful in identifying and leasing additional hotel properties at desirable locations and on commercially reasonable terms or at all. Even if we are able to successfully identify and acquire new hotel properties, new hotels may not generate the returns we expect. We may also incur costs in connection with evaluating hotel properties and negotiating with property owners, including properties that we are subsequently unable to lease. In addition, we may not be able to develop additional hotel properties in a timely fashion due to construction or regulatory delays. If we fail to successfully identify, secure or develop in a timely fashion additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

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

We do not hold any land use rights with respect to the land on which our hotels are located nor do we own any of the hotel properties we operate. Instead, a substantial part of our business model relies on leases with third parties who either own or lease the properties from the ultimate property owners. We also grant franchises to hotel operators who may or may not own their hotel properties. We cannot assure you that the land use rights and other property rights with respect to properties we currently lease, manachise or franchise for our existing hotels will not be challenged. For example, as of December 31, 2013, our lessors failed to provide the property ownership certificates and/or the land use rights certificates for 62 properties that we lease for our hotel operations. While we have performed our due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties that these lessors provided us with, we cannot assure you that our rights under those leases will not be challenged by other parties including government authorities.

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

Our lessors are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, properties used for hotel operations and the underlying land should be approved for commercial use purposes by competent government authorities. In addition, before any properties located on state-owned land with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from the competent government authorities. As of December 31, 2013, the lessors of approximately a quarter of our executed lease agreements subject to this approval requirement did not obtain the required governmental approvals. Such failure may subject the lessors or us to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to operate our leased hotels. While many of our lessors have agreed to indemnify us against our losses resulting from their failure to obtain the required approvals, we cannot assure you that we will be able to successfully enforce such indemnification obligations against our lessors. As a result, we may suffer significant losses resulting from our lessors’ failure to obtain required approvals to the extent that we could not be fully indemnified by our lessors.

Our success could be adversely affected by the performance of our manachised and franchised hotels and defaults or wrongdoings of our franchisees may affect our reputation, which would adversely affect the results of our operations .

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have lesser control compared to our leased hotels. As of December 31, 2013, we manachised and franchised approximately 60.4% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our national presence in China. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control and our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting the results of our operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. If any of our franchisees defaults or commits wrongdoings, there could be situations where the franchisee is not in a position to sufficiently compensate us for losses which we may have suffered as a result of such defaults or wrongdoings. While we ultimately can take action to terminate our franchisees that do not comply with the terms of our franchise agreements or commit wrongdoings, we may not be able to identify problems and make timely responses and, as a result, our image and reputation may suffer, which may have a material adverse effect on our results of operations.

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

We incurred net losses attributable to our company of RMB111.6 million and RMB136.2 million in 2007 and 2008, respectively. Although we had net income attributable to our company of RMB42.5 million, RMB215.8, RMB114.8 million, RMB174.9 million and RMB279.9 million in 2009, 2010, 2011, 2012 and 2013 respectively, as we expect our costs to increase as we continue to expand our business and operations, we may incur losses in the future. We cannot assure you that we will achieve or sustain profitability in the future.

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

Our technology platform plays a central role in our management of inventory, revenues, loyalty program and franchisees. We also rely on our website, call center and mobile application to facilitate customer reservations. Our systems remain vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and other similar events. Our servers, which are maintained in Shanghai, may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. Furthermore, our systems and technologies, including our website and database, could contain undetected errors or “bugs” that could adversely affect their performance, or could become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent, prolonged or persistent system failures, our quality of services, customer satisfaction, and operational efficiency could be severely harmed, which could also adversely affect our reputation. Steps we take to increase the reliability and redundancy of our systems may be costly, which could reduce our operating margin, and there can be no assurance that whatever increased reliability may be achievable in practice or would justify the costs incurred.

Failure to maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits.

Our business involves collecting and retaining large volumes of internal and customer data, including credit card numbers and other personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our business operations as well as our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information.  We are required by applicable laws to keep strictly confidential of the personal information that we collect, and to take adequate security measures to safeguard such information. Our current security measures and those of our third-party providers may not be adequate for the protection of our customer, employee or company data. For instance, we have been involved in a law suit where a customer alleged that we disclosed his personal information. We may face similar litigations in the future. In addition, computer hackers, foreign governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. It is also possible that unauthorized access to our proprietary internal and customer data may be obtained through inadequate use of security controls. The laws and regulations applicable to security and privacy are becoming increasingly important in China. Any theft, loss, fraudulent, unlawful use or disclosure of customer, employee or company data could harm our reputation or result in remedial and other costs, liabilities, fines or lawsuits.

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

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy. We have received copyright registration certificates for 11 of our major proprietary information systems and for our operational system. However, none of our other proprietary information system have been patented, copyrighted or otherwise registered as our intellectual property.

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

Our managerial and other employees manage our hotels and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brands and reputation. In general, employee turnover, especially those in lower-level positions, is relatively high in the lodging industry. As a result, it is important for us to retain as well as attract qualified managerial and other employees who are experienced in lodging or other consumer-service industries. There is a limited supply of such qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In addition, we need to hire qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our hotels in various geographic locations. We must also provide continuous training to our managerial and other employees so that they have up-to-date knowledge of various aspects of our hotel operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease, which in turn, may have a material and adverse effect on our products and business.

Our current employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the labor contract law in 2008, and amended it on December 28, 2012. The labor contract law imposes requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of fixed-term employment contracts.  Considering the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the labor contract law, and the interpretation and implementation of these regulations are still evolving, we cannot assure you that our employment practices do not, or will not, violate the labor contract law and related regulations or that we will not be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. In addition, a significant number of our employees are dispatched from third-party human resources companies, which are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees.  According to a new regulation on labor dispatch, which was promulgated in December 2013 to implement the provisions of the labor contract law in this regard, a company is permitted to use dispatched employees for up to 10% of its labor force and the companies currently using dispatched employees are given a two-year grace period to comply with this limit. We may not be able to continue our current practice under the labor contract law and the new regulation, which would increase our human resources administration expenses. Even if we continue this practice within the limit, we may be held jointly liable under the labor contract law for any damages to such employees caused by these human resources companies including lost wages, if the human resources company fails to pay such employees their wages and other benefits. If we are subject to large penalties or fees related to the labor contract law, our business, financial condition and results of operations may be materially and adversely affected.

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

We carry all mandatory and certain optional commercial insurance, including property, business interruption, money, fidelity guarantee, construction, third- party liability, public liability, product’s liability and employer’s liability insurance for our leased hotel operations. We also require our lessors and franchisees to purchase customary insurance policies. Although we are able to require our franchisees to obtain the requisite insurance coverage through our franchisees management, we cannot guarantee that our lessors will adhere to such requirements. In particular, there are inherent risks of accidents or injuries in hotels. One or more accidents or injuries at any of our hotels could adversely affect our safety reputation among customers and potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. In the future, we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels. We may also encounter disputes with insurance providers regarding payments of claims that we believe are covered under our policies. Furthermore, if we are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our reputation, business, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include in its annual report a management report on such company’s internal control over financial reporting containing management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of such company’s internal control over financial reporting except where the company is a non-accelerated filer. We currently are a large accelerated filer.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2013. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2013 we were obligated to demolish three leased hotels due to local government zoning requirements. As a result, we wrote off property and equipment of RMB7.3 million associated with these hotels and recognized a gain of RMB10.7 million, which is net of RMB15.0 million cash received and RMB3.0 million has been recorded as a receivable in other current assets as of December 31, 2013. In addition, as of December 31, 2013, we were notified by local government authorities that we may have to demolish two additional leased hotels due to local zoning requirements. Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate. In 2013, we were obligated to demolish one manachised hotel due to local government zoning requirements. We cannot assure you that similar demolitions, termination of franchise agreements or interruptions of our hotel operations due to zoning or other local regulations will not occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

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

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and amended on June 22, 2009. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Overseas Listing.” While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of our initial public offering because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of domestic companies, and we started to operate our business in the PRC through foreign invested enterprises before September 8, 2006, the effective date of the New M&A Rule. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies, which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

In October 2005, the State Administration of Foreign Exchange, or the SAFE, promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75. SAFE later issued a series of implementation guidance, including the most recent Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or Circular 59, which came into effect on December 17, 2012. These regulations require PRC residents who use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests in their PRC entities into offshore companies to register with local SAFE branches. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Offshore Financing” for discussions of the registration requirements and the relevant penalties.

We attempt to comply, and attempt to ensure that our shareholders and beneficial owners of our shares who are subject to these rules comply, with the relevant requirements. We cannot provide any assurance that our shareholders and beneficial owners of our shares who are PRC residents have complied or will comply with the requirements imposed by Circular 75 or other related rules either. Any failure by any of our shareholders and beneficial owners of our shares who are PRC domestic residents to comply with relevant requirements under this regulation could subject such shareholders, beneficial owners and us to fines or sanctions imposed by the PRC government, including limitations on our relevant subsidiary’s ability to pay dividends or make distributions to us and our ability to increase our investment in China, or other penalties that may adversely affect our business operations.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2013, a total of RMB65.0 million was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

On October 26, 2011 the State Council of China approved a new tax rule to launch the value-added tax reform pilot program in Shanghai on January 1, 2012. On November 16, 2011, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added-Tax Instead of Business Tax in Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, to provide specific implementation rules for the pilot program, which became effective on January 1, 2012. As part of a tax replacement policy, Circular 110 and Circular 111 allow companies in the traffic and transport sector and certain modern service sectors in Shanghai to switch from being a business tax payer to being a value-added tax payer. Starting from January 1, 2012, a 17% value-added tax rate will apply to the movable property leasing sector, an 11% rate to the traffic and transport sector and a 6% rate to sectors related to research and development, technological services, culture, logistics and consultation. Value-added tax payers can deduct expenses incurred in providing the relevant services from the taxable income. On August 1, 2012, the pilot program started to extend to another eight provinces and cities, including Jiangsu Province. HanTing Technology (Suzhou) Co., Ltd., one of our major subsidiaries located in Jiangsu Province, has been subject to this new value-added tax reform pilot program since October 2012. Commencing August 1, 2013, the pilot program expanded to all regions in the PRC. Our other subsidiaries may also be subject to the pilot program as a result.  As the pilot program is still in a trial phase, its impact on our future operation is uncertain.

The audit report included in this annual report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws and professional standards of the United States. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC commenced administrative proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against Chinese affiliates of Ernst & Young LLP, KPMG LLP PricewaterhouseCoopers LLP, and Deloitte LLP (the “Big Four Accounting Firms”) , including our independent registered public accounting firm, and also against BDO China Dahua CPA Co., Ltd. (the former BDO affiliate in China). The Rule 102(e)(1)(iii) proceedings initiated by the SEC relate to these accounting firms’ failure to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as these accounting firms stated that they are not in a position to lawfully produce documents directly to the SEC pursuant to PRC laws and specific directives issued by the CSRC. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against these accounting firms.

In January 2014, an administrative law judge issued an initial decision sanctioning the Chinese affiliates of the Big Four Accounting Firms from practicing before the SEC for six months.  The accounting firms involved have filed a petition for review appealing the initial decision to the SEC and the sanctions will not take effect until the SEC issues an order of finality.  The accounting firms may seek judicial review through a further appeal to a U.S. court of appeals, and the effect of the order of finality could be further suspended pending the outcome of that appeal.

While we cannot predict the outcome of the SEC’s proceedings, if the accounting firms, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ, or our market capitalization could decline sharply and the value of your investment in our ADSs could be materially and adversely affected. Moreover, any negative publicity about the SEC’s proceedings against these accounting firms may erode investor confidence in China-based, United States listed companies in general and the trading price of our ADSs may be adversely affected.

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs has been and may continue to be volatile.

The market price for our ADSs has been volatile and has ranged from a low of US$14.75 to a high of US$32.29 on the NASDAQ Global Select Market in 2013. The market price is subject to wide fluctuations in response to various factors, including the following:

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

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our past capital markets fundraising activities, and from undrawn bank credit facilities available to us will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including expansion through leased hotels and any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

As of March 31, 2014, our founder, Mr. Qi Ji, who is also our executive chairman and chief executive officer, and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially own approximately 47.2% of our outstanding ordinary shares on an as-converted basis. See “Item 7. Major Shareholders.” The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

In 2007, China Lodging began our current business of operating and managing a multi-brand hotel group. In 2007, we first launched our economy hotel product, HanTing Express Hotel, which was subsequently rebranded as HanTing Hotel, targeting knowledge workers and value- and quality-conscious travelers. In the same year, we introduced our mid-scale limited service hotel product, HanTing Hotel, which was subsequently rebranded first as HanTing Seasons Hotel and then as JI Hotel. In 2008, we launched our budget hotel product, HanTing Hi Inn, which was subsequently rebranded as Hi Inn. In April 2007, China Lodging acquired Yiju (Shanghai) Hotel Management Co., Ltd. from Crystal Water Investment Holdings Limited, a British Virgin Islands company wholly owned by Mr. John Jiong Wu, a co-founder of our company. In January 2008, China Lodging incorporated HanTing (Tianjin) Investment Consulting Co., Ltd. in China and in October 2008, established China Lodging Holdings (HK) Limited, or China Lodging HK, in Hong Kong, under which HanTing Technology (Suzhou) Co., Ltd. was subsequently established in China in December 2008.

In March 2010, we completed our initial public offering. We issued and sold 10,350,000 ADSs, representing 41,400,000 of our ordinary shares at a public offering price of US$12.25 per ADS. Our ADSs have been listed on the NASDAQ Global Select Market since March 26, 2010. Our ordinary shares are not listed or publicly traded on any trading markets.

In May 2012, we acquired a 51% equity interest in Starway HK, a mid-scale hotel chain and increased our hotel brands to four brands. In December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. In addition, we launched Manxin Hotels & Resorts in October 2013 and Joya Hotel, a new hotel brand targeting the upscale market, in December 2013. In November 2012, we changed the Chinese trade name of our Company from “HanTing Hotel Group” to “HuaZhu Hotel Group”.

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

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is http://www.huazhu.com. The information contained on our website is not a part of this annual report.

4.B. Business Overview

We are a leading and fast-growing multi-brand hotel group in China with leased, manachised and franchised models. Under the lease model, we directly operate hotels typically located on leased properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2013, we had 565 leased hotels, 835 manachised hotels and 25 franchised hotels in operation and 63 leased hotels and 350 manachised hotels under development.

As of the date of this annual report, we offer six hotel brands that are designed to target distinct segments of customers:

•                  Joya Hotel, our upscale brand concept targeting affluent travelers and corporate events. Joya hotels are typically located in central business districts;

•                  Manxin Hotels & Resorts, our mid-to-upscale brand concept targeting leisure travelers, families and small-scale corporate events. Manxin Hotels & Resorts targets popular vacation destinations;

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

As a result of our customer-oriented approach, we believe that we have developed strong brand recognition and a loyal customer base. In 2013, more than 80% of our room nights were sold to individual and corporate members of HuaZhu Club, our loyalty program.

Our operations commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our total revenues grew from RMB2,385.6 million in 2011 to RMB4,420.8 million in 2013. We had net income attributable to our company of RMB114.8 million, RMB174.9 million and RMB279.9 million in 2011, 2012 and 2013, respectively. We had net cash provided by operating activities of RMB458.7 million, RMB715.7 million and RMB1,070.2 million in 2011, 2012 and 2013, respectively.

We have received many awards for our business performance, including the “China’s Outstanding Mid-Scale Hotel brand of 2013” award for our JI Hotel from Hotel Modernization magazine in 2013, the “Chinese Hotel Industry’s Influential Brand” award from China Brand Leaders Alliance, the “Hotel Chain Brand with the Most Value of Investment and Development in 2013” and the “Hotel Chain Brand with the Highest Consumer Satisfaction in 2013” awards from the Global Times, the “Top One Enterprise in the Sixth High Growth Enterprises Selection” organized by the Entrepreneur Magazine in 2013, the “Brand with the Most Space to Grow” award from Shanghai Morning Post in 2012, the “Best Budget Hotel” award from China Tourism Gold List by Traveler magazine in 2011, the “Best Economy Hotel Brand of China” award at the sixth China Hotel Starlight Awards in 2011, the “Most Competitive Franchisor Brand in China in 2011 Award” from the Twelfth China Commercial Real Estate Investment Promotion Conference in 2011.

Our Hotel Network

As of December 31, 2013, we operated 1,425 hotels in China. We have adopted a disciplined return-driven development model aimed at achieving high growth and profitability. As of December 31, 2013, our hotel network covers 249 cities in 31 provinces and municipalities across China. As of December 31, 2013, we had an additional 413 leased and manachised hotels under development.

The following table sets forth a summary of all of our hotels as of December 31, 2013.

	Leased Hotels	Manachised Hotels	Franchised Hotels	Leased Hotels Under Development(1)	Manachised Hotels Under Development(1)
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	169	225	7	18	86
Other cities	396	610	18	45	264
Total	565	835	25	63	350

(1)         Include hotels for which we have entered into binding leases or franchise agreements but that have not yet commenced operations.  The inactive projects are excluded from this list according to management judgment.

The following table sets forth the status of our hotels under development as of December 31, 2013.

	Pre-conversion Period(1)	Conversion Period(2)	Total
Leased hotels	28	35	63
Manachised hotels	84	266	350
Total	112	301	413

(1)         Includes hotels for which we have entered into binding leases or franchise agreements but of which the property has not been delivered by the respective lessors or property owners, as the case may be. The inactive projects are excluded from this list according to management judgment.

(2)         Includes hotels for which we have commenced conversion activities but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

Leased hotels

As of December 31, 2013, we had 565 leased hotels, accounting for approximately 39.6% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 20 years. We generally enjoy an initial two- to six-month rent-free period. Rent is generally paid on a quarterly or biannual basis and is fixed for the first three to five years of the lease term. We are thereafter typically subject to a 3% to 5% increase every three to five years. Our leases usually allow for extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. Three of our leases expired in 2013 and two were renewed prior to their expiration and one hotel closed. As of December 31, 2013, four of our leases were expected to expire in 2014. One of these four leases has been renewed and the other three are subject to negotiation as of April 17, 2014.

The following table sets forth the number of our leases for hotels in operation and under development due to expire in the periods indicated as of December 31, 2013.

Number of Leases
2014	4
2015	14
2016	11
2017	24
2018	21
2019-2021	122
2022-2024	188
2025 and onward	244
Total	628

Manachised hotels

As of December 31, 2013, we had 835 manachised hotels, accounting for approximately 58.6% of our hotels in operation. The franchisees of our manachised hotels either lease or own their hotel properties and are required to invest in the renovation of their properties according to our product standards. We manage our manachised hotels and impose the same standards on all manachised hotels to ensure product quality and consistency across our hotel network. We appoint and train hotel managers who are responsible for hiring hotel staff and managing daily operation. We also provide our franchisees with services such as central reservation, sales and marketing support, quality assurance inspections and other operational support and information. Our franchisees are responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses. We believe the manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

We collect fees from the franchisees of our manachised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for our manachised hotels typically run for an initial term of eight to ten years.   Our franchisees are generally required to pay us a one-time franchise fee typically ranging between RMB100,000 and RMB300,000. In general, we charge a monthly franchise fee of approximately 5% of the gross revenues generated by each manachised hotel. We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee to service customers who join our HuaZhu Club loyalty program at the manachised hotels. Furthermore, we employ, appoint and train hotel managers for our manachised hotels and charge the franchisees a monthly fee for services we provide.

Franchised hotels

As of December 31, 2013, we had 25 franchised hotels, accounting for approximately 1.8% of our hotels in operation. We collect fees from the franchisees of our franchised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. Services we provide to our franchised hotels generally include training, central reservation, sales and marketing support, quality assurance inspections and other operational support and information. We do not appoint hotel managers for our franchised hotels. As of the date of this annual report, the franchise model is only applicable to our Starway Hotels.

Our hotel chain has grown rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group in 2007. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2005	2006	2007	2008	2009	2010	2011	2012	2013
Leased hotels	5	24	62	145	173	243	344	465	565
Manachised hotels	—	2	5	22	63	195	295	516	835
Franchised hotels	—	—	—	—	—	—	—	54	25
Total	5	26	67	167	236	438	639	1,035	1,425

Our Products

We began our current business of operating and managing a multi-brand hotel group in 2007. As of the date of this annual report, we offer six hotel brands that are designed to target distinct segments of customers:

•                  Joya Hotel, our upscale brand concept targeting affluent travelers and corporate events. Joya hotels are typically located in central business districts;

•                  Manxin Hotels & Resorts, our mid-to-upscale brand concept targeting leisure travelers, families and small-scale corporate events. Manxin Hotels & Resorts targets popular vacation destinations;

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

Joya Hotel

In December 2013, we launched Joya Hotel. These hotels are typically located in areas close to major business and commercial districts in first and second tier cities, and typically have a rack price between RMB500 and RMB1,000 per room night. The Joya Hotel targets affluent travelers and corporate events. Joya Hotel is designed for guests to enjoy an all-inclusive service, including complimentary breakfast, afternoon tea, healthy snack, mini bar free drinks, gym, automatic massage cabins and other premium services. The rooms are equipped with high-speed fiber access, full wireless coverage and Bluetooth speakers. As of December 31, 2013, we had one Joya Hotel in operation and an additional one Joya Hotel under development.

Manxin Hotels & Resorts

In October 2013, we launched Manxin Hotels & Resorts. These hotels are typically located in holiday resort areas, and typically have a rack price between RMB400 and RMB1,500 per room night. The Manxin Hotels & Resorts is our mid-to-upscale brand concept targeting leisure travelers, families and small-scale corporate events. Manxin Hotels & Resorts targets popular vacation destinations. Manxin Hotels & Resorts offers high quality rooms, rich breakfast buffet, afternoon tea and Chinese style housekeeping services. As of December 31, 2013, we had one Manxin Hotels & Resorts in operation.

JI Hotel

JI Hotel, which was previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotels, is typically located in city centers or central business districts. Typically priced between RMB250 and RMB500 per room night, these hotels target travelers who seek a quality experience in hotel stays. JI Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels offer complimentary wireless Internet access throughout the premises, spacious lobbies with laser printers, computers, free drinks, and a cafe serving breakfast and simple meals. As of December 31, 2013, we had 68 JI Hotels in operation and an additional 52 JI Hotels under development.

Starway Hotel

Typically priced between RMB250 and RMB600 per room night, Starway Hotels vary in their designs and target middle class travelers who seek a spacious room, reasonable price and guaranteed quality. Starway Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels typically offer complimentary Internet access throughout the premises, spacious lobbies and meeting areas with complimentary tea and coffee. As of December 31, 2013, we had 46 Starway Hotels in operation and an additional 18 leased and manachised Starway Hotels under development.

HanTing Hotel

Launched in 2007 and originally marketed under the name of HanTing Express Hotel, HanTing Hotel is our economy hotel product with the value proposition of “Quality, Convenience and Value.” These hotels are typically located in areas close to major business and commercial districts, and are priced between RMB150 and RMB300 per room night. The HanTing Hotel targets knowledge workers and value- and quality-conscious travelers. These hotels have lobbies with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. Rooms are equipped with a comfortable mattress, plush buckwheat and cotton pillows, shower facilities, an outlet for free broadband Internet access, a working desk and chair, and universal and uninterruptable power sockets. As of December 31, 2013, we had 1,226 HanTing Hotels in operation and an additional 303 HanTing Hotels under development.

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inns are typically priced between RMB100 and RMB200 per room night and target rational and price-conscious travelers. These hotels offer compact rooms with comfortable beds and shower facilities and complimentary wireless Internet access throughout the premises. These hotels provide basic and clean accommodations. As of December 31, 2013, we had 83 Hi Inns in operation and an additional 39 Hi Inns under development.

Hotel Development

We mainly use the manachise and franchise models to expand our network in a less capital-intensive manner. We also lease the properties of the hotels we operate. We typically do not acquire properties ourselves, as owning properties is generally much more capital intensive. We have adopted a systematic process with respect to the planning and execution of new development projects. Our development department analyzes economic data by city, field visit reports and market intelligence information to identify target locations in each city and develop a three-year development plan for new hotels on a regular basis. The plan is subsequently reviewed and approved by our investment committee. Once a property is identified in the targeted location, staff in our development department analyzes the business terms and formulates a proposal for the project. In the case of a lease opportunity, the investment committee evaluates each proposed project based on several factors, including the length of the investment payback period, the rate of return on the investment, the amount of net cash flow projected during the operating period and the impact on our existing hotels in the vicinity. When evaluating potential manachising and franchising opportunities, the investment committee considers the attractiveness of the location as well as additional factors such as quality of the prospective franchisee and product consistency with our standards. Our investment committee weighs each investment proposal carefully to ensure that we can effectively expand our coverage while concurrently improving our profitability.

The following is a description of our hotel development process.

Manachised and franchised hotels

We open manachised and franchised hotels to expand our geographical coverage or to deepen penetration of existing markets. Manachised and franchised hotels provide us valuable operating information in assessing the attractiveness of new markets, and supplement our coverage in areas where the potential franchisees can have access to attractive locations by leveraging their own assets and local network. As is the case with leased hotels, we generally look to establish manachised and franchised hotels near popular commercial and office districts that tend to generate stronger demand for hotel accommodations. Manachised and franchised hotels must also meet certain specified criteria in connection with the infrastructure of the building, such as adequate water, electricity and sewage systems.

We typically source potential franchisees through word-of-mouth referrals, applications submitted via our website and industry conferences. Some of our franchisees operate several of our manachised and franchised hotels. In general, we seek franchisees who share our values and management philosophies.

We typically supervise the franchisees in designing and renovating their properties pursuant to the same standards required for our leased hotels, and provide assistance as required. We also provide technical expertise and require the franchisees to follow a pre-selected list of qualified suppliers. In addition, we appoint or train hotel managers and help train other hotel staff for our manachised hotels to ensure that high quality and consistent service is provided throughout all our hotels.

Leased hotels

We seek properties that are in central or highly accessible locations in economically more developed cities in order to maximize the room rates that we can charge. In addition, we typically seek properties that will accommodate hotels of 80 to 180 rooms.

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

Pricing. Our room rates are determined using a centralized system and are based on the historical operating performance of each of our leased and manachised hotels, our competitors’ room rates and local market conditions. We adjust room rates regularly based on seasonality and market demand. We also adjust room rates for certain events, such as the China Import and Export Fair held twice a year in Guangzhou and the World Expo in Shanghai in 2010. We believe our centralized pricing system enhances our ability to adjust room rates in a timely fashion with a goal of optimizing average daily rates and occupancy levels across our network. Room rates for our franchised hotels are determined by the franchisees based on local market condition.

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

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our HuaZhu University, previously known as HanTing College, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. Approximately 80% of our hotel managers have received training completion certificates. Our HuaZhu University also rolled out a new-hire training package in October 2009 to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. After our acquisition of a 51% equity interest in Starway HK in May 2012, we extended the coverage of our training programs to all Starway employees. In 2013, our hotel-based staff and corporate staff on average have received approximately 60 and 40 hours of training, respectively.

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

Customer relationship management (CRM) system. Our integrated CRM system maintains information of our HuaZhu Club members, including reservation and consumption history and pattern, points accumulated and redeemed, and prepayment and balance. By closely tracking and monitoring member information and behavior, we are able to better serve the members of our loyalty program and offer targeted promotions to enhance customer loyalty. The CRM system also allows us to monitor the performance of our corporate client sales representatives.

Internet service system. Our Internet service system consists of our website (www.huazhu.com), our mobile website (m.huazhu.com) and our mobile apps for smart phones running iOS, Android or other systems. The system provides our HuaZhu Club members and the general public with convenient, friendly and updated services, including information and search services for our hotels, such as location, amenities and pricing, reservation services, online payment and online room selection functions, membership registration and management and member community services. Our members can reload their individual account balance through the system as well. Our mobile apps also provide location-based services, including search services for our nearby hotels.

Multi-functional Huazhu Club Membership Card. The HuaZhu Club membership card is a multi-functional card that is available to our Huazhu Club members. The Huazhu Club membership cards represent the membership identity and offer a variety of functions for our Huazhu Club members to utilize hotel facilities. For example, our Huazhu Club members can use it as a pre-paid card for in-hotel purchases and are entitled to free beverage and Internet access when using it in the business areas. It also enables elevator and room access, easy check-in and express check-out. We also roll out HuaZhu Club membership cards in innovative formats, such as the co-branded card with Voice of China, a popular televised singing competition in China, so that our Huazhu Club members can enjoy benefits offered by third parties, and cards in the form of cell phone covers which combine membership cards and cell phone covers in one.

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2013, 94% of our room nights were sold through our own sales platforms and the remaining 6% of our room nights through intermediaries.

We use our Web-PMS system to conduct pricing management for all of our hotels except for our franchised hotels. We review our hotel pricing regularly and adjust room rates as needed based on local market conditions and the specific location of each hotel, focusing mainly on three factors: (i) optimum occupancy rate of the hotel and our other hotels nearby, (ii) seasonal demand for the hotel and (iii) event-driven demand for the hotel.

A key component of our marketing efforts is the HuaZhu Club, our loyalty program, which covers all of our brands. We believe the HuaZhu Club loyalty program allow us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. A majority of individual members of the HuaZhu Club pay to enroll in the program. As of December 31, 2013, our HuaZhu Club had more than 15 million members. In 2013, more than 80% of our room nights were sold to our HuaZhu Club members. Members of the HuaZhu Club are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures and other benefits. HuaZhu Club members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels. These points can be redeemed for gifts or free nights in our hotels. We also have joint promotional programs with leading financial institutions and airlines to recruit new members of our loyalty program. The HuaZhu Club includes three levels of membership: basic, gold and platinum. The one-time membership fees we charge for the basic and gold memberships are currently RMB39 and RMB198, respectively. Gold memberships can be upgraded to platinum memberships upon the satisfaction of certain conditions. HuaZhu Club was previously known as HanTing Club. We renamed HanTing Club as HuaZhu Club in 2013.

After our acquisition of a 51% equity interest in Starway HK in May 2012, we terminated Starway Hotels’ loyalty program, the Star Rewards program, and converted all Star Rewards members into HuaZhu Club members.

We also introduced E-member under our HuaZhu Club loyalty program in 2010 to enhance our brand awareness and to expand coverage of our customer loyalty scheme. Our E-members can register on our website free of charge and are provided with discounts on room rates for their on-line booking. They can also accumulate points, which can be redeemed for gifts or free nights in our hotels.

Our marketing activities also include Internet advertising, press and sponsored activities held jointly with our corporate partners and advertisements on travel and business magazines.

Competition

The lodging industry in China is highly fragmented. A significant majority of the room supply has come from stand-alone hotels, guest houses and other lodging facilities. In recent years hotel groups emerged and began to consolidate the market by converting standalone hotels into members of their hotel groups. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate. Our HanTing Hotels mainly compete with Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel groups and stand-alone hotels, and certain international brands such as Super 8. We also compete with two- and three-star hotels, as we offer rooms with amenities comparable to many of those hotels. Our JI Hotels and Starway Hotels face competition from existing three-star and certain four-star hotels, boutique hotels whose price could be comparable and a few hotel chains such as Vienna Hotels and Holiday Inn Express. Our Hi Inns compete mainly with stand-alone guest houses, low-price hotels and budget hotel chains such as Pod Inns, 99 Inns and 100 Inns. Our Joya Hotels and Manxin Hotels & Resorts compete with existing four-star and five-star hotels.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.

As of December 31, 2013, we have registered 142 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. An additional 125 trademark applications are under review by the authority. We have also registered one trademark in each of Singapore, Macau, Taiwan and Hong Kong and three trademarks in Korea. We have filed three trademark applications both in Thailand and Malaysia, which are under review by the authority in Thailand and Malaysia. As of December 31, 2013, we have applied for and received one utility model patent for our bathroom hinged door.  We have also received copyright registration certificates for ten software programs developed by us as of December 31, 2013. In addition, we have registered 45 national and international top-level domain names, including www.htinns.com, www.hantinghotels.com and www.huazhu.com as of December 31, 2013.

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

On April 25, 2013, the Standing Committee of the National People’s Congress issued the Tourism Law of the People’s Republic of China, which became effective on October 1, 2013.  According to this law, the accommodation operators shall fulfill their obligations under the agreements with consumers. If the accommodation operators subcontract part of their services to any third party or involve any third party to provide services to customers, the accommodation operators shall assume the joint and several liabilities with the third parties for any damage caused to the customers.

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

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was amended on March 15, 2014. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

•                  to ensure that commodities and services meet with certain safety requirements;

•                  to protect the safety of consumers;

•                  to disclose serious defects of a commodity or a service and to adopt preventive measures against damage occurrence;

•                  to provide consumers with accurate information and to refrain from conducting false advertising;

•                  to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;

•                  not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;

•                  to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and

•                  not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

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

Regulations on Share Capital

In October 2005, the SCNPC issued the newly amended Company Law of the People’s Republic of China, which became effective on January 1, 2006. In April 2006, the SAIC, the MOC, the General Administration of Customs and the SAFE jointly issued the Implementation Opinions on Several Issues regarding the Laws Applicable to the Administration of Approval and Registration of Foreign-invested Companies. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contribution to the registered capital of the foreign-invested company. The shareholders can make their capital contributions in cash or in kind, including in the forms of contributions of intellectual property rights or land use rights that can be valued and is transferable. Contribution to a foreign-invested company’s registered capital in cash must not be less than 30% of the total registered capital of the company. The shareholders may choose to make the contributions either in a lump sum or in installments. If the shareholders choose to make the contributions in installments, the first tranche of the contribution shall be no less than 15% of the total registered capital and shall be paid within three months of the establishment of the company and the remaining contribution shall be paid within two years of the establishment of the company. Shareholders who fail to make contribution in accordance with the schedule may be ordered by the SAIC or its regional counterpart to make contribution or reduce the registered capital within a time limit and be subject to administrative fines. A company which proposes to reduce its registered capital shall prepare a balance sheet and a list of assets. The company shall notify its creditors within ten days from the date of resolution on reduction of registered capital and publish an announcement on the newspapers within 30 days. The creditors may, within 30 days from receipt of the notice or within 45 days from the announcement date, require the company to settle the debts or provide corresponding guarantee.

As of December 31, 2013, all the registered capital of our operating subsidiaries has been fully paid in cash, except for HuaZhu Hotel Management Co., Limited, whose outstanding registered capital of RMB180.0 million is unpaid and will be due on August 15, 2014 and Hanting Hesheng (Suzhou) Hotel Management Co., Limited, whose outstanding registered capital of RMB40.0 million is unpaid and will be due on June 12, 2014.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-invested Enterprise Law promulgated by the SCNPC, as amended on October 31, 2000, and the Implementation Rules of the Foreign-invested Enterprise Law issued by the State Council, as amended on March 1, 2014.

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

The SAFE issued a series of guidelines to its local branches with respect to the operational process for SAFE registration, including the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or Circular 59, which came into effect as of December 17, 2012. The guidelines standardized more specific and stringent supervision on the registration required by Circular 75. For example, the guidelines impose obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities in case any shareholder or beneficial owner of the offshore entity is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will lead to potential liability for the subsidiaries, and in some instances, for their legal representatives and other individuals.

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

Regulations on Labor Contracts

The labor contract law that became effective on January 1, 2008, as amended on December 28, 2012, seeks to clarify the responsibilities of both employers and employees and codifies certain basic rights and protections of employees. Among others, the labor contract law provides that after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract. In addition, employees who have been employed for more than ten years by the same employer are entitled to require a non-fixed-term contract. The labor contract law also requires that the employees dispatched from human resources outsourcing firms or labor agencies be limited to temporary, auxiliary or substitute positions. Furthermore, an employer may be held jointly liable for any damages to its dispatched employees caused by its human resources outsourcing firm or labor agency if it hired such employees through these entities. According to the Interim Provisions on Labor Dispatch, which was promulgated in December 2013 to implement the provisions of the labor contract law regarding labor dispatch, a company is permitted to use dispatched employees for up to 10% of its labor force and the companies currently using dispatched employees are given a two-year grace period to comply with this limit.

Considering the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the labor contract law, and the interpretation and implementation of these regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our current employment practices may be adversely impacted under the labor contract law of the PRC.”

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

On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, issued the Order for the Protection of Telecommunication and Internet User Personal Information. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to this order, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The order states, in broad terms, that violators may face warnings, fines, public exposure and, in the most severe cases, criminal liability.

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 31, 2014.

The following table sets forth summary information for our subsidiaries as of March 31, 2014.

Major Subsidiaries	Percentage of Ownership	Date of or Incorporation/Acquisition	Place of Incorporation
China Lodging Holdings (HK) Limited	100%	October 22, 2008	Hong Kong
China Lodging Holdings Singapore Pte. Ltd.	100%	April 14, 2010	Singapore
Shanghai HanTing Hotel Management Group, Ltd.	100%	November 17, 2004	PRC
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd.	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd.	100%	January 16, 2008	PRC
Yiju (Shanghai) Hotel Management Co., Ltd.	100%	April 12, 2007	PRC
HanTing Technology (Suzhou) Co., Ltd.	100%	December 3, 2008	PRC
HanTing (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC
Starway Hotels (Hong Kong) Limited	100%	May 1, 2012	Hong Kong
Starway Hotel Management (Shanghai) Co., Ltd.	100%	May 1, 2012	PRC
HuaZhu Hotel Management Co., Ltd.	100%	August 16, 2012	PRC

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China and occupy nearly 7,000 square meters of office space, about 1,500 square meters of which is owned by us and the rest is leased. As of December 31, 2013, we leased 565 out of our 1,425 hotel facilities with an aggregate size of approximately 2.6 million square meters, including approximately 43,000 square meters subleased to third parties. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

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

Overview

We are a leading and fast-growing multi-brand hotel group in China with leased, manachised and franchised models. Under the lease model, we directly operate hotels typically located on leased properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2013, we had 565 leased, 835 manachised and 25 franchised hotels in operation and 63 leased hotels and 350 manachised hotels under development.

As of the date of this annual report, we offer six hotel brands that are designed to target distinct segments of customers:

•                  Joya Hotel, our upscale brand concept targeting affluent travelers and corporate events. Joya hotels are typically located in central business districts;

•                  Manxin Hotels & Resorts, our mid-to-upscale brand concept targeting leisure travelers, families and small-scale corporate events. Manxin Hotels & Resorts targets popular vacation destinations;

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

As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2013, more than 80% of our room nights were sold to members of HuaZhu Club, our loyalty program.

Our operations commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our total revenues grew from RMB2,385.6 million in 2011 to RMB4,420.8 million in 2013. We had net income attributable to our company of RMB114.8 million, RMB174.9 million and RMB279.9 million in 2011, 2012 and 2013, respectively. We had net cash provided by operating activities of RMB458.7 million, RMB715.7 million and RMB1,070.2 million in 2011, 2012 and 2013, respectively.

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

•                  The number of new leased hotels under development. Generally, the operation of each leased hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased hotels generally incur pre-opening expenses ranging from approximately RMB0.5 to RMB5.0 million per hotel and no revenue. During periods when a large number of new leased hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.

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

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 639 in 2011 to 1,425 in 2013 and our total hotel room-nights available for sale increased from 21.5 million in 2011 to 48.1 million in 2013. The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of and for the dates and periods indicated.

	As of December 31,
	2011	2012	2013
Total hotels in operation	639	1,035	1,425
Leased hotels	344	465	565
Manachised hotels	295	516	835
Franchised hotels	—	54	25
Total hotel rooms in operation	71,621	113,650	152,879
Leased hotels	40,514	54,694	65,836
Manachised hotels	31,107	53,381	84,437
Franchised hotels	—	5,575	2,606
Total hotel room-nights available for sale	21,536,418	33,204,656	48,092,877
Leased hotels	12,282,183	16,704,181	21,731,349
Manachised hotels	9,254,235	14,655,177	25,293,118
Franchised hotels	—	1,845,298	1,068,410
Number of cities	100	171	249

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

	Year Ended December 31,
	2011	2012	2013
RevPAR (in RMB)
Leased hotels	167	173	168
Manachised hotels	163	163	159
Total hotels in operation	165	168	163
Average daily room rate (in RMB)
Leased hotels	185	184	187
Manachised hotels	174	172	174
Total hotels in operation	180	178	180
Occupancy rate (as a percentage)
Leased hotels	90	94	90
Manachised hotels	93	95	92
Total hotels in operation	92	94	91
Weight of hotel room-nights available for sale contributed by leased hotels less than 6 months (as a percentage)	18	13	12

RevPAR may change from period to period due to (i) the change in the mix of our leased hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The total hotel RevPAR in 2013 is lower than that in 2012, mainly as a result of the relatively soft overall market and the city mix shifting toward lower-tier cities.

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

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013

RevPAR (in RMB):
Leased hotels	158	181	183	167	152	172	179	166
Manachised hotels	153	171	173	157	146	162	171	155
Total leased and manachised hotels in operation	156	176	178	162	149	167	175	160

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

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013

Number of hotels in operation for at least 18 months	362	428	464	508	570	628	674	757
RevPAR (RMB)	172	195	195	179	165	185	190	173
Same-hotel RevPAR change (as a percentage)	10	7	5	2	1	0	1	1

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

	Year Ended December 31,
	2011		2012		2013
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Revenues:
Leased hotels	2,172,934	91.1	3,069,431	89.8	3,870,887	639,425	87.6
Manachised and franchised hotels	212,644	8.9	349,847	10.2	549,958	90,846	12.4
Total revenues	2,385,578	100.0	3,419,278	100.0	4,420,845	730,271	100.0
Less: Business tax and related taxes	135,981	5.7	194,751	5.7	252,216	41,663	5.7
Net revenues	2,249,597	94.3	3,224,527	94.3	4,168,629	688,608	94.3

•                  Leased Hotels. In 2011, we generated revenues of RMB2,172.9 million from our leased hotels, which accounted for 91.1% of our total revenues for the year. In 2012, we generated revenues of RMB3,069.4 million from our leased hotels, which accounted for 89.8% of our total revenues for the year. In 2013, we generated revenues of RMB3,870.9 million from our leased hotels, which accounted for 87.6% of our total revenues for the year. We expect that revenues from our leased hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future. As of December 31, 2013, we had 63 leased hotels under development.

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

Our revenues generated from leased hotels are significantly affected by the following two operating measures:

•                  The total number of room nights available from the leased hotels in our hotel group. The future growth of revenues generated from our leased hotels will depend significantly upon our ability to expand our hotel group into new locations in China and maintain and further increase our RevPAR at existing hotels. As of December 31, 2013, we had entered into binding contracts with lessors of 63 properties for our leased hotels, which are currently under development.

•                  RevPAR achieved by our leased hotels, which represents the product of average daily rates and occupancy rates. To understand factors impacting our RevPAR, please see “— Non-financial Key Performance Indicators — RevPAR.”

•                  Manachised and Franchised Hotels. In 2011, we generated revenues of RMB212.6 million from our manachised hotels, which accounted for 8.9% of our total revenues for the year. In 2012, we generated revenues of RMB349.8 million from our manachised and franchised hotels, which accounted for 10.2% of our total revenues for the year, among which the revenues we generated from our franchised hotels were insignificant. In 2013, we generated revenues of RMB550.0 million from our manachised and franchised hotels, which accounted for 12.4% of our total revenues for the year.  We expect that revenues from our manachised hotels will increase in the foreseeable future as we add more manachised hotels in our hotel group. We also expect the number of our manachised hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2013, we had 350 manachised hotels under development.

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

We collect fees from our franchisees and do not bear the loss, if any, incurred by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for manachised hotels typically run for an initial term of eight to ten years. Our franchisees are generally required to pay us a one-time franchise fee ranging between RMB100,000 and RMB300,000. In general, we charge a monthly franchise fee of approximately 5% of the total revenues generated by each manachised hotel. We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee to service customers who join our HuaZhu Club loyalty program at the manachised hotels. Furthermore, we employ and appoint hotel managers for the manachised hotels and charge the franchisees a monthly fee for the service.

•                  Franchised Hotels. We inherited the franchise agreements with our franchised hotels as a result of our acquisition of Starway HK. Under these franchise agreements, we provide our franchisees with training, central reservation, sales and marketing support, quality assurance inspections and other operational support and information services. We do not appoint hotel managers for our franchised hotels. We collect fees from the franchisees of our franchised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. As of the date of this annual report, the franchise model is only applicable to Starway Hotels.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, selling and marketing expenses, general and administrative expenses and pre-opening expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Net revenues	2,249,597	100.0	3,224,527	100.0	4,168,629	688,608	100.0
Operating costs and expenses
Hotel operating costs:
Rents	655,247	29.1	916,357	28.4	1,255,663	207,421	30.1
Utilities	150,865	6.7	215,768	6.7	273,314	45,148	6.5
Personnel costs	329,078	14.6	505,773	15.7	638,511	105,475	15.3
Depreciation and amortization	227,938	10.1	337,162	10.5	453,062	74,840	10.9
Consumables, food and beverage	228,244	10.2	333,245	10.3	391,715	64,707	9.4
Others	111,965	5.0	145,597	4.5	169,401	27,983	4.1
Total hotel operating costs	1,703,337	75.7	2,453,902	76.1	3,181,666	525,574	76.3
Selling and marketing expenses	94,754	4.2	102,814	3.2	138,129	22,817	3.3
General and administrative expenses	167,642	7.4	224,111	7.0	284,756	47,038	6.8
Pre-opening expenses	184,298	8.2	230,690	7.2	211,284	34,902	5.1
Total operating costs and expenses	2,150,031	95.5	3,011,517	93.5	3,815,835	630,331	91.5

•                  Hotel Operating Costs. Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and manachised hotels. Leased hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our total revenue may change from period to period mainly driven by three factors, namely, (i) the hotel operating costs as a percentage of revenues for our leased hotels, (ii) the operating costs, mainly personnel costs, as a percentage of revenue from the manachised and franchised business and (iii) the weight of manachised and franchised hotels in our revenue mix.

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

•                  General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and benefits for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, travel and communication expenses of our general and administrative staff, costs of third-party professional services, and office expenses for corporate and regional office. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business.

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

	Year Ended December 31,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Rents	153,229	191,538	186,656	30,834
Personnel cost	13,273	15,488	8,700	1,437
Others	17,796	23,664	15,928	2,631
Total pre-opening expenses	184,298	230,690	211,284	34,902

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Year Ended December 31,
	2011		2012		2013
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Hotel operating costs	2,115	13.7	2,592	12.4	4,948	817	16.2
Selling and marketing expenses	783	5.0	1,031	5.0	973	161	3.2
General and administrative expenses	12,585	81.3	17,214	82.6	24,547	4,055	80.6
Total share-based compensation expenses	15,483	100.0	20,837	100.0	30,468	5,033	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009 and August 2010. We have granted options to purchase 11,909,540, 1,948,370, 6,305,975, 767,595, 972,768, 2,838,795 and nil of our ordinary shares in 2007, 2008, 2009, 2010, 2011, 2012 and 2013, respectively.  We granted 628,061, 2,554,405 and 979,950 shares of restricted stock in 2011, 2012 and 2013, respectively. We recognized share-based compensation as compensation expenses in the statement of comprehensive income based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

EBITDA and Adjusted EBITDA from Operating Hotels. We use earnings before interest income, interest expense, tax expense (benefit) and depreciation and amortization, or EBITDA, a non-GAAP financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We also use Adjusted EBITDA from Operating Hotels, another non-GAAP measure, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. We believe that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses and share-based compensation expenses helps facilitate period-on-period comparison of our results of operations as the number of hotels in the development stage may vary significantly from year to year and provides a proxy for the cash generation capability of the hotels in operation at their current level of maturity.

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Non-GAAP Financial Data
EBITDA(1)	359,276	562,899	841,781	139,051
Adjusted EBITDA from Operating Hotels(1)	559,057	814,426	1,083,533	178,986

(1)         We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA from Operating Hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. We believe that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, share-based compensation expenses helps facilitate year-on-year comparison of our results of operations as the number of hotels in the development stage may vary significantly from year to year and provides a proxy for the cash generation capability of the hotels in operation at their current level of maturity. Therefore, we believe Adjusted EBITDA from Operating Hotels more closely reflects the performance capability of hotels currently in operation. Our calculation of EBITDA and Adjusted EBITDA from Operating Hotels does not deduct foreign exchange gain, which was RMB15.9 million in 2011, or foreign exchange loss which was RMB2.0 million in 2012, or foreign exchange gain, which was RMB0.02 million in 2013. The presentation of EBITDA and Adjusted EBITDA from Operating Hotels should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and Adjusted EBITDA from Operating Hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA from Operating Hotels. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA or Adjusted EBITDA from Operating Hotels does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest income, interest expense, income tax expense, pre-opening expenses, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

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

A reconciliation of EBITDA and Adjusted EBITDA from Operating Hotels to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net income attributable to our company	114,832	174,887	279,858	46,229
Interest income	(18,111)	(14,554)	(6,856)	(1,133)
Interest expense	882	822	813	134
Tax expense	24,816	54,169	104,820	17,315
Depreciation and amortization	236,857	347,575	463,146	76,506
EBITDA (Non-GAAP)	359,276	562,899	841,781	139,051
Pre-opening expenses	184,298	230,690	211,284	34,902
Share-based compensation expenses	15,483	20,837	30,468	5,033
Adjusted EBITDA from Operating Hotels (Non-GAAP)	559,057	814,426	1,083,533	178,986

Hotel Income. Hotel income is the difference between net revenues and hotel operating costs. Hotel income was RMB987.0 million for 2013, compared with RMB770.6 million for 2012. The year-over-year increase was mainly due to higher hotel income generated from our expanded network of manachised hotels and mature leased hotels.

We track Hotel Income as a percentage of net revenue separately for our mature and ramp-up leased hotels, as well as for manachised and franchised hotels. For leased hotels in operation for at least six months, our hotel income was RMB686.3 million during 2013, which accounted for 20.5% of net revenues derived from those hotels in 2013. Leased hotels in operation for less than six months derived a hotel loss of RMB111.9 million, which accounted for 36.7% of net revenues derived from those hotels in 2013. For manachised and franchised hotels, the hotel income was RMB412.6 million, which accounted for 79.7% of net revenues derived from those hotels in 2013.

Net Cash Provided by Operating Activities. Our net cash provided by operating activities is primarily attributable to our net income, add-backs from share-based compensation expenses, depreciation and amortization and deferred rent and changes in deferred revenue and prepaid rent. We use net cash provided by operating activities to assess the cash generation capability and return profile of our business. Compared with EBITDA, net cash provided by operating activities neutralizes the impact of straight-line based rental accounting and timing difference in certain areas of revenue recognition when assessing the return profile and profitability of our business. We had net cash provided by operating activities of RMB458.7 million, RMB715.7 million and RMB1,070.2 million in 2011, 2012 and 2013, respectively. The year-over-year increase was mainly due to the expansion of our hotel network. We expect that our net cash provided by operating activities will continue to increase as we further expand our hotel network.

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

China Lodging Singapore is subject to Singapore corporate income tax at a rate of 17% in 2013. No Singapore profit tax has been provided as we have not had assessable profit that was earned in or derived from Singapore during the years presented.

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

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continue to evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Our revenues from manachised and franchised hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time franchise fee and (ii) an ongoing franchise fee, the major part of which is charged at approximately 5.0% of the revenues of the manachised and franchised hotels. Aside from the revenue-based fee, we also charge a central reservation system usage fee and a monthly system maintenance and support fee which are recognized when services are provided. The one-time franchise fee, which is non-refundable, is recognized when the manachised and franchised hotel opens for business, and we have fulfilled all our commitments and obligations, including assistance to the franchisees in property design, leasehold improvement construction project management, systems installation, personnel recruiting and training. Ongoing franchise fees are recognized when the underlying service revenues are recognized by the franchisees’ operations. The system maintenance, support fee and central reservation system usage fee is recognized when services are provided.

We account for hotel manager fees related to the hotels under the manachise program as revenues. Pursuant to the franchise agreements under the manachise program, we charge the franchisees fixed hotel manager fees to cover the manachised hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses that we incur on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2011, 2012 and 2013, the hotel manager fees that were recognized as revenue were RMB43.0 million, RMB72.1 million and RMB116.9 million, respectively.

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

We complete a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of each reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our reporting unit will change, which could affect the amount of goodwill impairment charges, if any.

Customer Loyalty Program

HuaZhu Club is our customer loyalty program. Our members can earn points based on spending at our leased, manachised and franchised hotels and participating in certain marketing programs. Points can be redeemed for room night awards and gifts within two years after the points are earned. Management determines the fair value of the future redemption obligation based on certain formulas which project the future point redemption behavior based on historical experience, including an estimate of points that will never be redeemed, and an estimate of the points that will eventually be redeemed as well as the cost to be incurred in conjunction with the point redemption. The actual expenditure may differ from the estimated liability recorded. Prior to February 28, 2009, we recorded estimated liabilities for all points earned by our customers as we did not have sufficient historical information to determine point forfeitures or breakage. Based on our accumulated knowledge on reward points redemption and expiration, we began to apply historical redemption rates in estimating the costs of points earned from March 1, 2009 onwards.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss in the China’s limited service hotel industry, tax planning strategy implemented and other tax planning alternatives. Prior to 2009, we had significant operating losses attributable to rapid expansion and related pre-opening costs incurred. As of December 31, 2011, 2012 and 2013, we had deferred tax assets generated from net loss carryforward after valuation allowance of RMB37.8 million, RMB35.3 million and RMB39.4 million, respectively. We expect many of our hotels that were put in operation since 2010 will become mature and generate sufficient taxable profit to utilize the substantial portion of the net loss carryforward. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in the period in which the allowance is recorded.

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

Share-Based Compensation

The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the vesting. We determine fair value of our share options as of the grant date using binomial option pricing model and the fair value of our nonvested restricted stocks as of the grant date based on the fair market value of the underlying ordinary shares. Under the binomial option pricing model, we make a number of assumptions regarding fair value including the expected price multiple at which employee are likely to exercise stock options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend yield. In July 2012, we granted (i) nonvested restricted stocks with market conditions, the fair value of which was determined using a Monte Carlo simulation, and (ii) options and nonvested restricted stocks with performance conditions. Determining the value of our share-based compensation expense in future periods also requires the input of subjective assumptions around estimated forfeitures of the underlying shares and likely future performance. The compensation expenses for the awards with performance conditions based upon the Group’s judgment of likely future performance and may be adjusted in future periods depending on actual performance. The compensation expenses for the awards with market conditions are recognized during the requisite service period, even if the market condition is never satisfied. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. We estimate our future performance based on our historical results. Our compensation charges may change based on changes to our assumptions.

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

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	(RMB)	(US$)%
	(In thousands except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased hotels	2,172,934	96.6	3,069,431	95.2	3,870,887	639,425	92.9
Manachised and franchised hotels	212,644	9.4	349,847	10.8	549,958	90,846	13.2
Total revenues	2,385,578	106.0	3,419,278	106.0	4,420,845	730,271	106.1
Less: Business tax and related taxes	135,981	6.0	194,751	6.0	252,216	41,663	6.1
Net revenues	2,249,597	100.0	3,224,527	100.0	4,168,629	688,608	100.0
Operating costs and expenses(1):
Hotel operating costs	1,703,337	75.7	2,453,902	76.1	3,181,666	525,574	76.3
Selling and marketing expenses	94,754	4.2	102,814	3.2	138,129	22,817	3.3
General and administrative expenses	167,642	7.4	224,111	7.0	284,756	47,038	6.8
Pre-opening expenses	184,298	8.2	230,690	7.2	211,284	34,902	5.1
Total operating costs and expenses	2,150,031	95.5	3,011,517	93.5	3,815,835	630,331	91.5
Other operating income	7,580	0.3	6,723	0.3	27,750	4,584	0.6
Income from operations	107,146	4.8	219,733	6.8	380,544	62,861	9.1
Interest income	18,111	0.8	14,554	0.5	6,856	1,133	0.2
Interest expenses	882	0.0	822	0.1	813	134	0.0
Other income (expense)	2,649	0.1	2,208	0.1	1,907	315	0.0
Foreign exchange gain (loss)	15,930	0.7	(2,000)	(0.1)	21	3	0.0
Income before income taxes	142,954	6.4	233,673	7.2	388,515	64,178	9.3
Income tax expense	24,816	1.1	54,169	1.6	104,820	17,315	2.5
Net income	118,138	5.3	179,504	5.6	283,695	46,863	6.8
Less: net income attributable to noncontrolling interest	3,306	0.2	4,617	0.2	3,837	634	0.1
Net income attributable to China Lodging Group, Limited	114,832	5.1	174,887	5.4	279,858	46,229	6.7

Note: (1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	15,483	20,837	30,468	5,033

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our net revenues increased by 29.3% from RMB3,224.5 million in 2012 to  RMB4,168.6 million in 2013.

•                  Leased Hotels. Revenues from our leased hotels increased by 26.1% from RMB3,069.4 million in 2012 to  RMB3,870.9 million in 2013. This increase was primarily due to our continued expansion of leased hotels from 465 hotels and 54,694 hotel rooms as of December 31, 2012 to 565 hotels and 65,836 hotel rooms as of December 31, 2013, partially offset by a decrease in RevPAR.  RevPAR for our leased hotels decreased from RMB173 in 2012 to RMB168 in 2013 primarily due to a decrease in the occupancy rate of our leased hotels from 94% in 2012 to 90% in 2013, which was mainly as a result of the relatively soft overall market, partially offset by an increase in the average daily rate of our leased hotels from RMB184 in 2012 to RMB187 in 2013.

•                  Manachised and Franchised Hotels. Revenues from our manachised and franchised hotels increased by 57.2% from RMB349.8 million in 2012 to RMB550.0 million in 2013. This increase was primarily due to our continued expansion of manachised hotels from 516 hotels and 53,381 hotel rooms as of December 31, 2012 to 835 hotels and 84,437 hotel rooms as of December 31, 2013, partially offset by a decrease in RevPAR. RevPAR for our manachised hotels decreased from RMB163 in 2012 to RMB159 in 2013 primarily due to the relatively soft overall market and the city mix shifting toward lower-tier cities.

Operating Costs and Expenses. Our total operating costs and expenses increased by 26.7% from RMB3,011.5 million in 2012 to RMB3,815.8 million in 2013.

•                  Hotel Operating Costs. Our hotel operating costs increased by 29.7% from RMB2,453.9 million in 2012 to RMB3,181.7 million in 2013. This increase was primarily due to our expansion of leased hotels from 465 hotels as of December 31, 2012 to 565 hotels as of December 31, 2013. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 516 hotels as of December 31, 2012 to 835 hotels as of December 31, 2013. Our hotel operating costs as a percentage of net revenues increased slightly from 76.1% in 2012 to 76.3% in 2013.

•                  Selling and Marketing Expenses. Our selling and marketing expenses increased by 34.3% from RMB102.8 million in 2012 to RMB138.1 million in 2013. The increase was in line with our expansion of business and increase of revenues. Our selling and marketing expenses as a percentage of net revenues increased slightly from 3.2% in 2012 to 3.3% in 2013.

•                  General and Administrative Expenses. Our general and administrative expenses increased from RMB224.1 million in 2012 to RMB284.8 million in 2013, primarily as a result of our business expansion. Our general and administrative expenses as a percentage of net revenues decreased slightly from 7.0% in 2012 to 6.8% in 2013.

•                  Pre-opening Expenses. Our pre-opening expenses decreased from RMB230.7 million in 2012 to RMB211.3 million in 2013, primarily due to decrease in leased hotel openings and shortened development cycle in 2013. Our pre-opening expenses as a percentage of net revenues decreased from 7.2% in 2012 to 5.1% in 2013 to primarily due to our expanded revenue base.

Other Operating Income. Our other operating income was RMB6.7 million and RMB27.8 million in 2012 and 2013, respectively, which mainly includes government grants and reimbursements from government zoning. The prior period amounts have been reclassified from an offset to general and administrative expenses to conform to the current year presentation.

Income from Operations. As a result of the foregoing, we had income from operations of RMB380.5 million in 2013 compared to income from operations of RMB219.7 million in 2012.

Interest Income (Expense), Net. Our net interest income was RMB6.0 million in 2013. Our interest income was RMB6.9 million in 2013, and our interest expense was RMB0.9 million. Our net interest income was RMB13.8 million in 2012. Our interest income was RMB14.6 million in 2012, and our interest expense was RMB0.8 million. The decrease in interest income from 2012 to 2013 was primarily due to the decrease in the average balance of our cash and cash equivalents.

Other Income (Expense). Our other income was RMB2.2 million and RMB1.9 million in 2012 and 2013, respectively, primarily attributable to reimbursement from the depositary of our ADSs for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement.

Foreign Exchange Loss or Gain. We had foreign exchange gain of RMB0.02 million in 2013 compared to foreign exchange loss of RMB2.0 million in 2012. Our foreign exchange loss in 2012 was primarily attributable to the depreciation of the Renminbi against the U.S. dollar in the first half of 2012.

Income Tax Expense. Our tax expenses increased from RMB54.2 million in 2012 to RMB104.8 million in 2013, primarily due to the increase in our income before income taxes from RMB233.7 million in 2012 to RMB388.5 million in 2013 and the increase in our effective tax rate. Our effective tax rate increased from 23.2% in 2012 to 27.0% in 2013, primarily because the benefit of the tax holiday that we enjoyed decreased in 2013.

Net Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income based on their equity interest in the leased hotels owned by the joint ventures. Net income attributable to noncontrolling interest decreased from RMB4.6 million in 2012 to RMB3.8 million in 2013, primarily due to increased loss in some new joint ventures in 2013.

Net Income Attributable to China Lodging Group, Limited. As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB279.9 million in 2013 compared to net income attributable to China Lodging Group, Limited of RMB174.9 million in 2012.

EBITDA and Adjusted EBITDA from Operating Hotels. EBITDA (non-GAAP) was RMB841.8 million in 2013, compared with EBITDA of RMB562.9 million in 2012. Adjusted EBITDA from Operating Hotels (non-GAAP) increased from RMB814.4 million in 2012 to RMB1,083.5 million in 2013. This change was primarily due to the expansion of our hotel network.

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

Operating Costs and Expenses. Our total operating costs and expenses increased by 40.1% from RMB2,150.0 million in 2011 to RMB3,011.5 million in 2012.

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

•                  General and Administrative Expenses. Our general and administrative expenses increased from RMB167.6 million in 2011 to RMB224.1 million in 2012, primarily as a result of our business expansion. Our general and administrative expenses as a percentage of net revenues decreased from 7.4% in 2011 to 7.0% in 2012, primarily due to the benefit from economies of scale.

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

Other Operating Income. Our other operating income was RMB7.6 million and RMB6.7 million in 2011 and 2012, respectively, which mainly includes government grants and reimbursements from government zoning. The prior period amounts have been reclassified from an offset to general and administrative expenses to conform to the current year presentation.

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

Other Income (Expense). Our other income was RMB2.6 million and RMB2.2 million in 2011 and 2012, respectively, primarily attributable to reimbursement from the depositary of our ADSs for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement.

Foreign Exchange Loss or Gain. We had foreign exchange loss of RMB2.0 million in 2012 compared to foreign exchange gain of RMB15.9 million in 2011. Our foreign exchange loss in 2012 was primarily attributable to the depreciation of the Renminbi against the U.S. dollar in the first half of 2012. Our foreign exchange gain in 2011 was primarily attributable to the appreciation of the Renminbi against the U.S. dollar.

Income Tax Expense. Our tax expenses increased from RMB24.8 million in 2011 to RMB54.2 million in 2012, primarily due to the increase in our income before income taxes from RMB143.0 million in 2011 to RMB233.7 million in 2012 and the increase in our effective tax rate. Our effective tax rate increased from 17.4% in 2011 to 23.2% in 2012, primarily because the benefit of the tax holiday that we enjoyed accounted for a smaller percentage of the increased taxable income.

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

EBITDA and Adjusted EBITDA from Operating Hotels. EBITDA (non-GAAP) was RMB562.9 million in 2012, compared with EBITDA of RMB359.3 million in 2011. Adjusted EBITDA from Operating Hotels (non-GAAP) increased from RMB559.1 million in 2011 to RMB814.4 million in 2012. This change was primarily due to the growth of our manachised hotels and mature leased hotels.

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

In March 2012, we entered into a credit facility with the Industrial and Commercial Bank of China under which we can draw down up to RMB500.0 million, subject to adjustment, by May 21, 2015 with the final tranche of repayment due in March 2017. The interest rate for each draw down is established on the draw-down date and is adjusted annually, based on the loan interest rate stipulated by the People’s bank of China for the corresponding period.  As of December 31, 2012, we had drawn down this credit facility of RMB1.0 million and repaid RMB1.0 million and RMB100.0 million of this credit facility expired. As of December, 31, 2013, we had drawn down nil and had available credit facility of RMB399.0 million for future borrowing. The weighted average interest rate for borrowings drawn under such credit was 6.9% for the year ended December 31, 2012.

In September 2012, we entered into a three-year revolving credit facility with China Merchants Bank under which we can borrow up to RMB300.0 million by October 9, 2015. As of December 31, 2012 and 2013, we had drawn down this credit facility of nil and RMB104.5 million and repaid nil and RMB104.5 million, respectively. The weighted average interest rate for borrowings drawn under such credit facility was 6.0% for the year ended December 31, 2013. In December 2013, we renewed the bank credit facility under which we can borrow up to RMB500.0 million by December 11, 2016. The interest rate for this credit facility was determined on the draw-down date. As of December 31, 2013, a letter of guarantee of RMB0.7 million was issued under this credit facility, and RMB499.3 million was available for future borrowing.

In December 2012, we entered into a thirty-month credit facility with Luso International Banking Ltd. under which we can borrow up to US$10.0 million by April 5, 2013. The interest rate for each draw-down is established on the draw-down date and is based on the twelve-Month London Interbank Offered Rate on the draw-down date plus a margin of 2.7%. Each draw-down will be guaranteed by a letter of guarantee or a stand-by letter of credit. As of December 31, 2013, we had drawn down this credit facility of US$0.2 million and repaid US$0.2 million. The weighted average interest rate for borrowings drawn under such credit facility was 3.54% for the year ended December 31, 2013.

In December 2013, we entered into a one-year entrusted loan agreement with a subsidiary of Ctrip.com International, Ltd., or Ctrip, and the China Construction Bank Corporation, Shanghai Minhang Subbranch, pursuant to which we can borrow up to RMB300.0 million for a period from January 6, 2014 to January 5, 2015. The interest rate of this loan is 5.4%. According to a guarantee letter between Ctrip and us, if the loan is in default, we shall settle the unpaid principal and interest with a number of our ordinary shares at market price.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, our sale of preferred shares, ordinary shares and convertible notes through private placements, our initial public offering and borrowings from PRC commercial banks. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use. As of December 31, 2013, we had entered into binding contracts with lessors of 63 properties for our leased hotels under development. As of December 31, 2013, we expected to incur approximately RMB1,275.9 million of capital expenditures in connection with certain recently completed leasehold improvements and to fund the leasehold improvements of these 63 leased hotels. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs for at least the next 12 months with our operating cash flow, existing cash balance and our credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by operating activities	458,740	715,720	1,070,169	176,779
Net cash used in investing activities	(734,577)	(1,068,130)	(1,152,248)	(190,338)
Net cash provided by financing activities	13,834	19,895	30,646	5,063
Effect of exchange rate changes on cash and cash equivalents	(16,463)	758	(976)	(161)
Net increase (decrease) in cash and cash equivalents	(278,466)	(331,757)	(52,409)	(8,657)
Cash and cash equivalents at the beginning of the year	1,060,067	781,601	449,844	74,309
Cash and cash equivalents at the end of the year	781,601	449,844	397,435	65,652

Operating Activities

In 2011, 2012 and 2013, we financed our operating activities primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations in the next 12 months with operating cash flow.

Net cash provided by operating activities amounted to RMB1,070.2 million in 2013, primarily attributable to (i) our net income of RMB283.7 million in 2013, (ii) an add-back of RMB463.1 million in depreciation and amortization in 2013, (iii) an add-back of RMB187.2 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities, and (iv) an increase of RMB115.8 in deferred revenue primarily attributable to one-time membership fees in connection with our HuaZhu Club loyalty program as well as advances received from customers and franchisees, partially offset by an increase of other assets of RMB50.2 million and an increase of RMB42.3 million in prepaid rent.

Net cash provided by operating activities amounted to RMB715.7 million in 2012, primarily attributable to (i) our net income of RMB179.5 million in 2012, (ii) an add-back of RMB347.6 million in depreciation and amortization in 2012, (iii) an add-back of RMB143.9 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities, (iv) an increase of RMB90.5 million in deferred revenue primarily attributable to one-time membership fees in connection with our HuaZhu Club loyalty program as well as advances received from customers and franchisees, and (v) an increase of RMB93.2 million in prepaid rent, which partially offset factors (i) to (iv).

Net cash provided by operating activities amounted to RMB458.7 million in 2011, primarily attributable to (i) our net income of RMB118.1 million in 2011, (ii) an add-back of RMB236.9 million in depreciation and amortization in 2011, (iii) an add-back of RMB92.9 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities (iv) an increase of RMB92.8 million in deferred revenue primarily attributable to one-time membership fees in connection with our HuaZhu Club loyalty program as well as advances received from customers and franchisees, (v) an increase of RMB75.8 million in prepaid rent, which partially offset factors (i) to (iv) and (vi) an increase of RMB35.7 million in deferred taxes, which partially offset factors (i) to (iv).

Net cash provided by operating activities increased from RMB715.7 million in 2012 to RMB1,070.2 million in 2013, primarily due to (i) an increase in the add back of our depreciation and amortization from RMB347.6 million in 2012 to RMB463.1 million in 2013, (ii) an increase in our net income from to RMB179.5 million in 2012 to RMB283.7 million in 2013 and (iii) an increase in deferred revenue from RMB90.5 million in 2012 to RMB115.8 million in 2013.

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

Investing Activities

Our cash used in investing activities in 2013 is primarily related to our leasehold improvements, purchase of equipment, fixtures and software used in leased hotels, acquisition of hotels and our investment in Suzhou Kangdu Property Co., Limited (“Kangdu”), Starway HK, UBOX International Holdings Co Limited (“UBOX”). In 2011, 2012 and 2013, we experienced net cash outflows from investing activities.

Net cash used in investing activities increased from RMB1,068.1 million in 2012 to RMB1,152.2 million in 2013, primarily due to (i) an increase in our purchases of property and equipment from RMB998.1 million in 2012 to RMB1,072.6 million in 2013 and (ii) an increase in our purchase of long-term investments from RMB28.1 million in 2012 to RMB54.7 million in 2013, partially offset by an increase in the amount received as a result of government zoning of RMB15.0 million in 2013.

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

Financing Activities

Our major financing activities since 2011 consist of loans with PRC commercial banks.

Net cash provided by financing activities increased from RMB19.9 million in 2012 to RMB30.6 million in 2013. Net cash provided by financing activities in 2013 primarily consisted of (i) proceeds of RMB105.8 million from short-term debt, (ii) proceeds of RMB28.1 million from issuance of ordinary shares upon exercise of options and (iii) excess tax benefit from share-based compensation in the amount of RMB14.6 million, partially offset by (i) the repayment of RMB105.8 million from short-term debt, (ii) the repayment of funds advanced from noncontrolling shareholders in the amount of RMB6.6 million, (iii) acquisition of noncontrolling interest in the amount of RMB4.2 million and (iv) dividend paid to noncontrolling interest holders in the amount of RMB3.2 million.

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

Restrictions on Cash Transfers to Us

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2013, approximately RMB2,140.9 million was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

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

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB919.5 million, RMB1,200.0 million and RMB1,097.9 million in 2011, 2012 and 2013, respectively. Our capital expenditures in 2013 consist of RMB1,093.6 million in property and equipment and RMB4.3 million in software. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Hotel Information Platform and Operational Systems” and “— Intellectual Property”.

5.D. Trend Information

One of our wholly owned subsidiaries, Hanting Technology (Suzhou) Co., Ltd., as a recognized software development entity located at Suzhou Industrial Park in Suzhou of PRC, is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Hanting Technology (Suzhou) Co., Ltd. has entered into the first tax profitable year for the year ended December 31, 2011. Therefore, the five-year period for favourable tax treatment is from January 1, 2011 to December 31, 2015. Starting from 2016, Hanting Suzhou will be subject to statutory income tax rate of 25% unless the subsidiary becomes qualified for other preferential tax treatment. The aggregate amount and per share effect of tax holidays were as follows:

	Year Ended December 31,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)
	(in thousands, except per share data)
Aggregate amount	24,156	28,139	12,721
Per share effect—basic	0.10	0.12	0.05
Per share effect—diluted	0.10	0.11	0.05

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due in the year ending December 31,						Payment Due
	Total	2014	2015	2016	2017	2018	Thereafter
	(In RMB millions)
Operating Lease Obligations	18,814	1,519	1,669	1,670	1,657	1,604	10,695
Purchase Obligations	78	78	—	—	—	—	—
Total	18,892	1,597	1,669	1,670	1,657	1,604	10,695

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

Directors and Executive Officers	Age	Position/Title
Qi Ji	47	Founder, Executive Chairman of the Board of Directors, Chief Executive Officer
John Jiong Wu	46	Co-founder, Independent Director
Tong Tong Zhao	47	Co-founder, Independent Director
Min Fan	48	Director
Yongjian Sun	47	Director
Yan Huang	46	Independent Director
Joseph Chow	52	Independent Director
Min (Jenny) Zhang	40	Chief Financial Officer and Chief Strategy Officer
Yunhang Xie	45	Chief Operating Officer
Hui Jin	36	Executive Vice President

Qi Ji is our founder and has also served as the executive chairman of our board since February 2007. He also served as our chief executive officer from 2007 to August 2009 and returned to this role in January 2012. Mr. Ji has served on the board as a director for UBOX since June 2012. He co-founded Home Inns & Hotels Management Inc., or Home Inns, and served as its chief executive officer from January 2001 to January 2005. He also co-founded Ctrip, one of the largest online travel services providers in China, in 1999, acted as its chief executive officer and president until December 2001, and currently serves on Ctrip’s board as an independent director. Prior to founding Ctrip, Mr. Ji was the chief executive officer of Shanghai Sunflower High-Tech Group, which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. Mr. Ji received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

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

Yongjian Sun has served as our director since November 2013. He has several years of experience in construction and development of luxury hotels and office buildings. He is the founder of B.M. Holding Group and has served as the chairman of its board of directors since 2005. B.M. Holding Group is the owner of both Shanghai Puxi InterContinental Hotel and Shanghai Free Trade Zone Sheraton Hotel. Prior to that, Mr. Sun served Baosteel Group as senior manager of its operation department. Mr. Sun received his Executive Master’s degree from China Europe International Business School. Mr. Sun also has the title of senior economist in China.

Yan Huang has served as our independent director since June 2007. He has been a General Partner of CDH Ventures since 2006 and was an Associated Director of Intel Capital from 2004 to 2005. Mr. Huang received his Bachelor’s degree in Computer Science from Zhejiang University.

Joseph Chow has served as our independent director since August 2010. He has over 20 years of experience in corporate finance, financial advisory and management and has held senior executive and managerial positions in various public and private companies. Mr. Chow was recently a managing director of Moelis and Company and was previously a managing director at Goldman Sachs (Asia) LLP. Prior to that, he served as an independent financial consultant, as chief financial officer of Harbor Networks Limited, and as chief financial officer of China Netcom (Holdings) Company Limited. Prior to that, Mr. Chow served as the director of strategic planning of Bombardier Capital, Inc., as vice president of international operations of Citigroup and as the corporate auditor of GE Capital. Mr. Chow currently sits on the board as a director for Synutra International, Inc., a company listed on NASDAQ, and an independent non-executive director for Intime Department Store (Group) Co., Ltd., a company listed on the Stock Exchange of Hong Kong. Mr. Chow obtained a Bachelor of Arts degree in political science from Nanjing Institute of International Relations and a Master of Business Administration degree from the University of Maryland at College Park.

Min (Jenny) Zhang has served as our chief strategy officer since November 2013, our chief financial officer since March 2008 and the Executive Vice President of Finance from September 2007. Prior to joining us, she served as the Finance Director of Eli Lilly (Asia) Inc., Thailand Branch and the Chief Financial Officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Zhang has served on the board as a director for Synutra International, Inc. since February 2011. She obtained her Master of Business Administration degree from Harvard Business School and received both Master’s and Bachelor’s degrees from the University of International Business and Economics.

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

Hui Jin joined us in 2005 and has served as director of our Development Department and Vice President of our Group, respectively. Mr. Jin is currently our Executive Vice President mainly responsible for overseeing the work of hotel development and construction, and franchise business. Prior to joining us, Mr. Jin worked with Home Inns & Hotels Management Inc. Mr. Jin received his Executive Master’s degree from China Europe International Business School and a Bachelor of Science degree in Psychology from the East China Normal University.

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

6.B. Compensation

For the fiscal year ended December 31, 2013, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB8.2 million. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

In September 2009, our board of directors and our shareholders adopted our 2009 Share Incentive Plan with purposes similar to our 2007 Global Share Plan and 2008 Global Share Plan. Our 2009 Share Incentive Plan was subsequently amended in October 2009 and August 2010. 15 million ordinary shares may be issued under our amended 2009 Share Incentive Plan, or the Amended 2009 Plan.

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

Name	Ordinary Shares Underlying Options Awarded(1)		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qi Ji	400,000		1.53	October 1, 2009	October 1, 2019
	755,676	(2)	2.76	July 17, 2012	July 17, 2018
Tong Tong Zhao	100,000		1.53	October 1, 2009	October 1, 2019
John Jiong Wu	100,000		1.53	October 1, 2009	October 1, 2019
Yan Huang	*		1.53	October 1, 2009	October 1, 2019
Tuo (Matthew) Zhang**	*		1.40/	July 1, 2007/	July 1, 2017/
			1.53/	August 3, 2009/	August 3, 2019/
			1.53	November 20, 2009	November 20, 2019
Min (Jenny) Zhang	*		1.40/	October 1, 2007/	October 1, 2017/
			1.53	November 20, 2009	November 20, 2019
			2.76	July 17, 2012	July 17, 2018
Yunhang Xie	*		2.76	July 17, 2012	July 17, 2018
Hui Jin	*		0.50/	Feburary 4, 2007/	February 4, 2017/
			4.265	March 31, 2011	March 31, 2017
Other individuals as a group	13,008,803		0.50-4.75	February 4, 2007 — January 20, 2012	February 4, 2017 — July 20, 2020

Name	Ordinary Shares Underlying Restricted Stocks Awarded		Date of Grant
Qi Ji	200,000		August 6, 2011
	649,009	(2)	July 17, 2012
Min (Jenny) Zhang	*		July 17, 2012
Yunhang Xie	*		July 17, 2012
Joseph Chow	*		August 8, 2013
Hui Jin	*		March 31, 2011/
			July 2, 2012/
			July 1,2013
Other individuals as a group	2,114,702		February 7, 2011 — December 30, 2013

*                           Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

**                    Resigned as vice chairman of the board of directors of our company in November 2013

(1)                   Includes options to purchase an aggregate of 4,414,375 ordinary shares that have been exercised by certain officers and options to purchase an aggregate of 9,572,794 ordinary shares that have been exercised by certain employees.

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

Audit Committee

Our audit committee consists of three directors, namely Mr. John Jiong Wu, Mr. Joseph Chow and Mr. Yan Huang. All of these three directors satisfy the “independence” requirements of the NASDAQ Global Select Market and the SEC regulations. In addition, our board of directors has determined that Mr. Joseph Chow is qualified as an audit committee financial expert within the meaning of the SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

6.D. Employees

We had 10,694, 12,833 and 14,102 employees as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, 6,598 of our 14,102 employees were contracted through third-party human resources companies. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2014 by:

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	107,473,461	(2)	43.2
Tong Tong Zhao	32,880,612	(3)	13.2
John Jiong Wu	9,733,333		3.9
Min Fan	22,049,446	(4)	8.9
Yan Huang	*		*
Joseph Chow	*		*
Yongjian Sun	—		—
Min (Jenny) Zhang	*		*
Yunhang Xie	*		*
All Directors and Executive Officers as a Group	140,309,332	(5)	56.7
Principal Shareholders:
Winner Crown Holdings Limited	74,167,849	(6)	29.8
East Leader International Limited	32,780,612	(7)	13.2
Ctrip.com International, Ltd.	22,049,446	(8)	8.9

*                 Less than 1%.

(1)         The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days after March 31, 2014. Percentage of beneficial ownership of each listed person or group is based on (i) 248,528,045 ordinary shares outstanding as of March 31, 2014, including 366,478 shares of restricted stock and (ii) the ordinary shares underlying share options exercisable by such person within 60 days after March 31, 2014.

(2)         Includes (i) 74,167,849 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 400,000 ordinary shares issuable upon exercise of options held by Mr. Qi Ji that are exercisable within 60 days after March 31, 2014, (iii) 125,000 shares of restricted stock held by Mr. Ji, (iv)15,000,000 ordinary shares held by East Leader International Limited, or East Leader, a British Virgin Islands company, over which Mr. Ji has voting power pursuant to a power of attorney dated February 25, 2010, and (v) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares, 5,153 ADSs representing 20,612 ordinary shares and 1,760,000 ordinary shares held by East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated February 12, 2014. East Leader is wholly owned by Perfect Will Holdings Limited, or Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd., or Asia Square, as nominee for Sarasin Trust Company (Singapore) Limited, or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries.

(3)         Includes (i) 100,000 ordinary shares issuable upon exercise of options held by Ms. Tong Tong Zhao that are exercisable within 60 days after March 31, 2014, and (ii) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares, 5,153 ADSs representing 20,612 ordinary shares and 16,760,000 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.

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

(5)         Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2014 held by all of our directors and executive officers as a group.

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

As of March 31, 2014, we had 248,528,045 ordinary shares issued and outstanding. To our knowledge, we had only two record shareholders in the United States, including Citibank, N.A., which is the depositary of our ADS program and held approximately 46.2% of our total outstanding ordinary shares under our ADS program and the depositary of our restricted ADS program and held approximately 6.4% of our total outstanding ordinary shares under our restricted ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Suzhou Property

We conduct transactions in the ordinary course of our business with Suzhou Property, a subsidiary of Powerhill, which was owned by Mr. Qi Ji and Ms. Tong Tong Zhao until January 2010 and was wholly owned by Mr. Qi Ji from January 2010 to August 2011.

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

Transactions with Ctrip

We conduct transactions in the ordinary course of our business with Ctrip.com International, Ltd., or Ctrip, an entity in which Mr. Qi Ji, our founder, is a co-founder, shareholder and independent director. Ctrip rendered reservation services to us to facilitate our customers in making reservations at our hotels from Ctrip’s hotel booking system. In 2011, 2012 and 2013, the aggregate commission fees of our leased hotels paid to Ctrip.com for its reservation services amounted to RMB8.0 million, RMB10.9 million and RMB17.1 million, respectively.

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

On April 15, 2012, we entered into a definitive agreement to acquire a 51% equity interest of Starway HK from C-Travel International Limited, or C-Travel, a wholly-owned subsidiary of Ctrip. The base acquisition price was RMB17.3 million in cash, which was funded with cash on hand. The acquisition of the 51% equity interest in Starway HK became effective in May 2012. In addition, in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. The acquisition price was RMB16.5 million, RMB4.2 million paid in cash in December 2013 and RMB12.3 million included in payables as of December 31, 2013. We will retain the Starway brand and we plan to continue to open new hotels under the Starway brand in the foreseeable future. We introduced the lease and manachise models to the Starway brand and gradually converted the franchised hotels Starway HK had before our acquisition to manachised or leased hotels where appropriate. We also terminated certain franchise agreements in cases where the franchised hotels could not meet the new Starway brand standards or the franchisees did not accept certain changes we made to the franchise agreement after the acquisition. We integrated most of Starway Hotels’ support functions into our existing corporate platform and significantly reduced the personnel and other operating costs for Starway HK.

In December 2013, we entered into a one-year entrusted loan agreement with a subsidiary of Ctrip.com International, Ltd., or Ctrip, and the China Construction Bank Corporation, Shanghai Minhang Subbranch, pursuant to which we can borrow up to RMB300.0 million for a period from January 6, 2014 to January 5, 2015. The interest rate of this loan is 5.4%. According to a guarantee letter between Ctrip and us, if the loan is in default, we shall settle the unpaid principal and interest with a number of our ordinary shares at market price.

Investment in UBOX

One of our directors, Mr. John Jiong Wu, owns and controls Whistling Kite Limited. In April, 2012, one of our wholly owned subsidiaries, China Lodging HK, together with Whistling Kite Limited, entered into a definitive agreement with UBOX and certain other parties, to subscribe for preferred shares of UBOX. Pursuant to this definition agreement, China Lodging HK invested US$4.4 million in return for an approximately 4.3% equity interest in UBOX in June 2012. Mr. Qi Ji, our founder, executive chairman and chief executive officer, has served as a member of the board of directors of UBOX since June 2012. In December 2012, we purchased a convertible promissory note in the amount of US$1.3 million from UBOX. UBOX engages mainly in the vending machine business. In December 2013, we converted the principal of promissory note to 8,530,731 ordinary shares of UBOX. In August 2013, we purchased additional convertible promissory note of US$0.7 million from UBOX. The interest income of the convertible promissory note was RMB1.4 million for the year ended December 31, 2013. With over 15,000 vending machines in operation across 43 cities in China as of December 31, 2013, UBOX is one of the largest vending machine operators in China. We believe UBOX’s operations have potential synergies with our operations. Under our cooperation with UBOX in operating vending machines, the service fee we’ve charged amounted to RMB0.8 million for the year ended December 31, 2013.

Transaction with Yibang

In May 2013, we acquired 30% equity interest in Lijiang Yibang Changchunteng Hotel Co., Limited (“Yibang”) and consider Yibang as a joint venture. We provided reservation, system maintenance and other support service to the hotel and charged service fee of RMB0.2 million for the year ended December 31, 2013.

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

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. Not applicable.

8.A.7. See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

8.A.8. Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We had never declared or paid dividends prior to December 31, 2013 and we do not have any plan to declare or pay any dividends in the near future.

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

	High		Low
2010 (from March 26)	US$	27.50	US$	13.49
2011	24.47		12.00
2012	17.55		10.51
First quarter	15.97		11.55
Second quarter	13.47		10.73
Third quarter	16.91		10.51
Fourth quarter	17.55		13.90
2013	32.29		14.75
First quarter	19.93		15.36
Second quarter	17.00		14.75
Third quarter	20.48		15.38
Fourth quarter	32.29		18.56
October	23.40		18.56
November	27.00		21.56
December	32.29		24.11
2014
First quarter	31.25		22.16
January	31.25		25.05
February	29.00		25.26
March	30.11		22.16
April (through April 16, 2014)	24.90		23.06

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

PRC taxation of our overseas shareholders

Under the EIT Law, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC withholding tax if such gain is regarded as income derived from sources within the PRC. Therefore, if we are considered a PRC “resident enterprise,” dividends we pay to non-resident enterprise investors with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered as income derived from sources within the PRC and be subject to PRC withholding tax at a rate of 10% or lower, subject to the provisions of any applicable bilateral tax treaty. The double taxation treaty between the PRC and the United States, or the Treaty, does not reduce the 10% tax rate.

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

Passive Foreign Investment Company Rules

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2013 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2013, we have no outstanding loans. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 31, 2013 into Renminbi at the exchange rate of US$1.00 for RMB6.0537, such cash balance would have been approximately RMB6.05 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such cash balance would have decreased to RMB5.99 million as of December 31, 2013. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, consumer price index in China increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary, Citibank, N.A.:

Service		Fees
•	Issuance of ADSs	Up to U.S. 5¢ per ADS issued

•	Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

•	Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held

•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held

•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

•	Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary (U.S. 2¢ per ADS for the year of 2013)

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2013, we have received a total of RMB0.9 million (US$0.1 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2011, 2012 and 2013.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control — Integrated Framework (1992)issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during 2013.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Joseph Chow is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of Rule 5605(a)(2) of the NASDAQ Marketplace Rules, or the NASDAQ Rules, and Rule 10A-3 under the Exchange Act.

ITEM 16B.  CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics on January 27, 2010 that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our executive officers and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-165247) originally filed with the Securities and Exchange Commission on March 5, 2010, as amended. Our code of business conduct and ethics is publicly available on our website at http://ir.huazhu.com/.

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

We paid the following fees for professional services to Deloitte for the years ended December 31, 2012 and 2013.

	Year Ended December 31,
	2012	2013
	US$	US$
	(in thousands)
Audit Fees(1)	840	980
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	840	980

Note:                  (1) Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services. Our 2012 and 2013 audit fees mainly include the audit of our annual financial statements, the services provided in connection with our compliance with the Sarbanes-Oxley Act, or services that are normally provided by the accountant in connection with statutory and regulatory filings.

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

In accordance with Rule 5250(d)(1) under NASDAQ Marketplace Rules, we will post this annual report on Form 20-F on our company website at http://ir.huazhu.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

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

1.2

Amendment to the Amended and Restated Articles of Association of the Registrant, adopted by the shareholders of the Registrant on November 21, 2012. (Incorporated by reference to Exhibit 1.2 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2013.)

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

4.8

English translation of the Facility Agreement between China Merchants Bank and HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., dated September 25, 2012. (Incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2013.)

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

4.11

Share Purchase Agreement by and between China Lodging Holdings (HK) Limited and C-Travel International Limited, dated April 15, 2012. (Incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2013.)

4.12*

English translation of Entrusted Loan agreement by and between HanTing Xingkong (Shanghai) Hotel Management Co., Ltd, Ctrip Computer Technology Co.,Ltd and China Construction Bank Corporation, Shanghai Minhang Subbranch, dated December 19, 2013

4.13*	English translation of Letter of Guarantee by and between Ctrip.com International, Ltd. and China Lodging Group Ltd., dated December 19, 2013

8.1*	Subsidiaries of the Registrant.

11.1

Code of Business Conduct and Ethics of the Registrant. (Incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

12.1*	Certification of Qi Ji, Chief Executive Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Min (Jenny) Zhang, Chief Financial Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 17, 2014

CHINA LODGING GROUP, LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2011, 2012 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA LODGING GROUP, LIMITED

We have audited the accompanying consolidated balance sheets of China Lodging Group, Limited and its subsidiaries (the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity , and cash flows for each of the three years in the period ended December 31, 2013 and the related financial statement schedules. These financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Lodging Group, Limited and its subsidiaries as of December 31, 2012 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 17, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA LODGING GROUP, LIMITED

We have audited the internal control over financial reporting of China Lodging Group, Limited and its subsidiaries (the “Group”) as of December 31, 2013 based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework(1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2013 of the Group and our report dated April 17, 2014 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 17, 2014

CHINA LODGING GROUP, LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except share and per share data, unless otherwise stated)

	As of December 31,
	2012	2013	2013
			US$’000 (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	449,844	397,435	65,652
Restricted cash	1,790	3,317	548
Short-term investments	8,074	—	—
Accounts receivable, net of allowance of RMB2,683 and RMB7,256 in 2012 and 2013, respectively	50,633	74,646	12,331
Amounts due from related parties	—	658	109
Prepaid rent	321,305	363,581	60,059
Inventories	37,971	34,013	5,618
Other current assets	83,058	116,979	19,323
Deferred tax assets	44,231	51,759	8,550
Total current assets	996,906	1,042,388	172,190
Property and equipment, net	2,951,509	3,634,039	600,301
Intangible assets, net	100,980	101,845	16,824
Long-term investments	28,129	90,517	14,952
Goodwill	64,180	64,842	10,711
Other assets	133,536	184,013	30,397
Deferred tax assets	54,947	67,408	11,135
Total assets	4,330,187	5,185,052	856,510

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	624,824	677,305	111,883
Amounts due to a related party	801	5,593	924
Salary and welfare payable	117,980	147,238	24,322
Deferred revenue	200,515	297,284	49,108
Accrued expenses and other current liabilities	187,380	249,185	41,163
Income tax payable	23,142	26,053	4,304
Deferred tax liabilities	—	151	25
Total current liabilities	1,154,642	1,402,809	231,729
Deferred rent	470,438	653,831	108,005
Deferred revenue	99,800	118,818	19,627
Amounts due to a related party	—	8,167	1,349
Other long-term liabilities	92,407	147,565	24,375
Deferred tax liabilities	22,335	26,071	4,307
Total liabilities	1,839,622	2,357,261	389,392
Commitments and contingencies (Note 18)
Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 244,494,095 and 247,551,999 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	180	182	30
Additional paid-in capital	2,243,403	2,315,083	382,424
Retained earnings	260,014	539,872	89,181
Accumulated other comprehensive loss	(38,408)	(39,384)	(6,506)
Total China Lodging Group, Limited shareholders’ equity	2,465,189	2,815,753	465,129
Noncontrolling interest	25,376	12,038	1,989
Total equity	2,490,565	2,827,791	467,118
Total liabilities and equity	4,330,187	5,185,052	856,510

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2011	2012	2013	2013
				US$’000 (Note 2)
Revenues:
Leased hotels	2,172,934	3,069,431	3,870,887	639,425
Manachised and franchised hotels	212,644	349,847	549,958	90,846
Total revenues	2,385,578	3,419,278	4,420,845	730,271
Less: Business tax and related taxes	135,981	194,751	252,216	41,663
Net revenues	2,249,597	3,224,527	4,168,629	688,608
Operating costs and expenses:
Hotel operating costs	1,703,337	2,453,902	3,181,666	525,574
Selling and marketing expenses	94,754	102,814	138,129	22,817
General and administrative expenses	167,642	224,111	284,756	47,038
Pre-opening expenses	184,298	230,690	211,284	34,902
Total operating costs and expenses	2,150,031	3,011,517	3,815,835	630,331
Other operating income	7,580	6,723	27,750	4,584
Income from operations	107,146	219,733	380,544	62,861
Interest income	18,111	14,554	6,856	1,133
Interest expense	882	822	813	134
Other income (expense)	2,649	2,208	1,907	315
Foreign exchange gain (loss)	15,930	(2,000)	21	3
Income before income taxes	142,954	233,673	388,515	64,178
Income tax expense	24,816	54,169	104,820	17,315
Net income	118,138	179,504	283,695	46,863
Less: net income attributable to noncontrolling interest	3,306	4,617	3,837	634
Net income attributable to China Lodging Group, Limited	114,832	174,887	279,858	46,229

Other comprehensive income
Foreign currency translation adjustments, net of tax of nil for 2011, 2012 and 2013	(16,463)	758	(976)	(161)
Comprehensive income	101,675	180,262	282,719	46,702
Comprehensive income attributable to the noncontrolling interest	3,306	4,617	3,837	634
Comprehensive income attributable to China Lodging Group, Limited	98,369	175,645	278,882	46,068
Earnings per share:
Basic	0.47	0.72	1.14	0.19
Diluted	0.47	0.71	1.12	0.19
Weighted average number of shares used in computation:
Basic	241,928,286	243,284,332	245,187,348	245,187,348
Diluted	246,181,202	246,981,001	249,486,284	249,486,284

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Ordinary Shares		Additional Paid-in	Retained earnings	Accumulated Other	Noncontrolling
	Share	Amount	Capital	(Accumulated Deficit)	Comprehensive loss	Interest	Total Equity
Balance at January 1, 2011	241,151,755	178	2,168,364	(29,705)	(22,703)	9,176	2,125,310
Issuance of ordinary shares upon exercise of options	1,452,468	1	7,783	—	—	—	7,784
Share-based compensation	—	—	15,483	—	—	—	15,483
Excess tax benefit from share-based compensation	—	—	8,324	—	—	—	8,324
Capital contribution from noncontrolling interest holders	—	—	—	—	—	459	459
Net income	—	—	—	114,832	—	3,306	118,138
Dividend paid to noncontrolling interest holders	—	—	—	—	—	(3,151)	(3,151)
Foreign currency translation adjustments	—	—	—	—	(16,463)	—	(16,463)
Balance at December 31, 2011	242,604,223	179	2,199,954	85,127	(39,166)	9,790	2,255,884
Issuance of ordinary shares upon exercise of options	1,889,872	1	18,310	—	—	—	18,311
Share-based compensation	—	—	20,837	—	—	—	20,837
Excess tax benefit from share-based compensation	—	—	4,302	—	—	—	4,302
Capital contribution from noncontrolling interest holders	—	—	—	—	—	240	240
Acquisitions with noncontrolling interest	—	—	—	—	—	14,215	14,215
Net income	—	—	—	174,887	—	4,617	179,504
Dividend paid to noncontrolling interest holders	—	—	—	—	—	(3,486)	(3,486)
Foreign currency translation adjustments	—	—	—	—	758	—	758
Balance at December 31, 2012	244,494,095	180	2,243,403	260,014	(38,408)	25,376	2,490,565
Issuance of ordinary shares upon exercise of options and vesting of restricted stock	3,057,904	2	29,144	—	—	—	29,146
Share-based compensation	—	—	30,468	—	—	—	30,468
Excess tax benefit from share-based compensation	—	—	14,582	—	—	—	14,582
Acquisitions of noncontrolling interest	—	—	(2,514)	—	—	(13,946)	(16,460)
Net income	—	—	—	279,858	—	3,837	283,695
Dividend paid to noncontrolling interest holders	—	—	—	—	—	(3,229)	(3,229)
Foreign currency translation adjustments	—	—	—	—	(976)	—	(976)
Balance at December 31, 2013	247,551,999	182	2,315,083	539,872	(39,384)	12,038	2,827,791

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2011	2012	2013	2013
				US$’000 (Note 2)
Operating activities:
Net income	118,138	179,504	283,695	46,863
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	15,483	20,837	30,468	5,033
Depreciation and amortization	236,857	347,575	463,146	76,506
Deferred taxes	(35,714)	(18,226)	(22,619)	(3,736)
Bad debt expenses	667	1,238	4,573	755
Deferred rent	92,927	143,858	187,214	30,926
Gain from disposal of property and equipment	—	—	(10,734)	(1,773)
Impairment loss	710	5,349	7,965	1,316
Investment loss	—	—	430	71
Excess tax benefit from share-based compensation	(8,324)	(4,302)	(14,582)	(2,409)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(16,401)	(12,336)	(28,270)	(4,670)
Prepaid rent	(75,820)	(93,218)	(42,276)	(6,983)
Inventories	(12,792)	(6,714)	4,043	668
Amounts due from related parties	3,267	—	(658)	(109)
Other current assets	(15,684)	(29,404)	(26,400)	(4,362)
Other assets	(22,102)	(31,482)	(50,228)	(8,298)
Accounts payable	3,435	3,390	3,605	596
Amounts due to a related party	175	(229)	708	117
Salary and welfare payables	22,628	36,809	28,768	4,752
Deferred revenue	92,803	90,468	115,787	19,127
Accrued expenses and other current liabilities	34,246	36,076	62,545	10,332
Income tax payable	7,350	13,296	17,493	2,890
Other long-term liabilities	16,891	33,231	55,496	9,167
Net cash provided by operating activities	458,740	715,720	1,070,169	176,779
Investing activities:
Purchases of property and equipment for hotels in operation and headquarters	(88,094)	(127,056)	(170,481)	(28,161)
Purchase of property and equipment for hotels under development	(680,662)	(870,994)	(902,166)	(149,028)
Purchases of intangibles	(14,674)	(3,532)	(4,290)	(709)
Amount received as a result of government zoning	6,900	—	15,030	2,483
Acquisitions, net of cash received	(57,822)	(30,055)	(34,070)	(5,628)
Purchase of long-term investments	—	(28,129)	(54,744)	(9,043)
Purchase of short-term investments	(30,000)	(8,074)	—	—
Sales of short-term investments	130,000	—	—	—
Decrease (increase) in restricted cash	(225)	(290)	(1,527)	(252)
Net cash used in investing activities	(734,577)	(1,068,130)	(1,152,248)	(190,338)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	7,285	18,520	28,122	4,645
Proceeds from short-term debt	—	—	105,796	17,476
Repayment of short-term debt	—	—	(105,796)	(17,476)
Proceeds from long-term debt	—	1,000	—	—
Repayment of long-term debt	—	(1,000)	—	—
Funds advanced from noncontrolling interest holders	3,485	3,000	1,945	321
Repayment of funds advanced from noncontrolling interest holders	(2,568)	(2,681)	(6,564)	(1,084)
Acquisitions of noncontrolling interest	—	—	(4,210)	(695)

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2011	2012	2013	2013
				US$’000 (Note 2)
Contribution from noncontrolling interest holders	459	240	—	—
Dividend paid to noncontrolling interest holders	(3,151)	(3,486)	(3,229)	(533)
Excess tax benefit from share-based compensation	8,324	4,302	14,582	2,409
Net cash provided by financing activities	13,834	19,895	30,646	5,063
Effect of exchange rate changes on cash and cash equivalents	(16,463)	758	(976)	(161)
Net increase (decrease) in cash and cash equivalents	(278,466)	(331,757)	(52,409)	(8,657)
Cash and cash equivalents at the beginning of the year	1,060,067	781,601	449,844	74,309
Cash and cash equivalents at the end of the year	781,601	449,844	397,435	65,652
Supplemental disclosure of cash flow information:
Interest paid	882	859	1,084	179
Income taxes paid	53,180	69,980	99,065	16,364
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payable	395,681	590,873	639,749	105,679
Consideration payable for business acquisition	16,625	10,506	8,939	1,477
Purchase of intangible assets included in payables	11,455	10,584	9,660	1,596
Reimbursement of government zoning included in receivables	—	3,042	6,042	998
Proceeds from issuance of ordinary shares upon exercise of option included in receivables	499	290	1,318	218
Acquisition of noncontrolling interest included in payables	—	—	12,250	2,024

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

1.     ORGANIZATION AND PRINCIPAL ACTIVITIES

China Lodging Group, Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries (the “Group”) are to develop leased, manachised and franchised hotels under the “Joya Hotel”, “Manxin Hotels & Resorts “, “JI Hotel”, “Starway Hotel”, “HanTing Hotel” and “Hi Inn” brands in the People’s Republic of China (“PRC”).  As of December 31, 2013, the Group does not own any hotel properties.

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

As of December 31, 2012 and 2013, the Group had 465 and 565 leased hotels in operation, respectively.

Manachised and franchised hotels

Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically eight to ten years and are renewable upon mutual agreement between the Group and the franchisee. The Group also has a small number of franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2012 and 2013, the Group had 516 and 835 manachised hotels in operation and 54 and 25 franchised hotels in operation, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
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

Inventories

Inventories mainly consist of small appliances, bedding and daily consumables. Small appliances and bedding for new hotels opened are stated at cost, less accumulated amortization, and are amortized over their estimated useful lives, generally one year, from the time they are put into use. Daily consumables and beddings replacement are expensed when used.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
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

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive income as the difference between the net sales proceeds and the carrying amount of the underlying asset.

Intangible assets, net and unfavorable lease

Intangible assets consist primarily of brand name, non-compete agreements, franchise agreements and favorable leases acquired in business combinations and purchased software. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including brand name, non-compete agreements, franchise agreements and favorable lease agreements acquired from business combination are recognized and measured at fair value upon acquisition. Non-compete agreements, franchise agreements and favorable lease agreements are amortized over the expected useful life, remaining franchise contract terms and remaining operating lease terms. Unfavorable lease agreements from business combination transactions are recognized as other long-term liabilities and are amortized over the remaining operating lease term. Purchased software is stated at cost less accumulated amortization.

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

Long-term investments

Long-term investments include cost-method investment, equity-method investment and available-for-sale securities.

The Group accounts for the investment in an investee of which the Group owns less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies of the entity as cost-method investment. The Group’s cost-method investment is carried at historical cost in its consolidated financial statements and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value when the impairment is deemed other-than-temporary.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The Group accounts for the investment in joint venture under equity-method accounting. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of comprehensive income. Dividends received reduce the carrying amount of the investment. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than-temporary.

Investments in securities that have readily determinable fair values are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recorded as a component of other comprehensive income or loss. Realized gains or losses are recognized in the consolidated statements of comprehensive income during the period in which the gains or losses are realized. If the Group determines that a decline in the fair value of the individual available-for-sale security is other-than-temporary, the cost basis of the security is written down to the fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to: (1) the nature of the investment; (2) the cause and duration of the impairment; (3) the extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) the Group’s ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost or fair value.  Available-for-sale securities not expected to be realized in cash or sold in the next normal operating cycle of the business are classified as long-term investments.

No event had occurred that indicated that an other-than-temporary impairment existed and therefore the Group did not record any impairment charges for these investments during 2012 and 2013.

Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. There was no impairment charge recognized during the year ended December 31, 2011.

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continue underperformance relative to the projected operating results, of which the carrying amount of the property and equipment exceed the future undiscounted net cash flows, and recognized an impairment loss of RMB5,349 and RMB 7,965 during the year ended December 31, 2012 and 2013, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
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

The Group recognized goodwill impairment of RMB710, nil and nil for years ended December 31, 2011, 2012 and 2013, respectively.

Accruals for customer loyalty program

The Group invites its customers to participate in a customer loyalty program. The membership has an unlimited life. Members enjoy favorable treatment such as more convenient check-out procedures and late check-out, discounts on room rates and accumulate membership points for their paid stays, which can be redeemed for room night awards and other gifts within two years after the points are earned. The estimated incremental costs to provide room night awards and other gifts are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as cost and expense in the accompanying consolidated statements of comprehensive income. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2012 and 2013, the accruals for estimated liabilities under the customer loyalty program amounted to RMB12,963 and RMB15,061, respectively.

Deferred revenue

Deferred revenue generally consists of non-refundable advances received from customers for rental of rooms, cash received for membership fees and initial franchise fees received prior to the Group fulfilling its commitments to the franchisees.

Revenue recognition

Revenue from leased hotels is derived from hotel operations, mainly including the rental of rooms, food and beverage sales and souvenir sales from leased hotels. Revenue is recognized when rooms are occupied and food and beverages and souvenirs are sold.

Revenues from manachised and franchised hotels are derived from franchise agreements where the franchisees are primarily required to pay (i) an initial one-time franchise fee, and (ii) continuing franchise fees, which mainly consist of (a) on-going management and service fees mainly based on a certain percentage of the room revenues of the franchised hotels, and (b) system maintenance, support fees and central reservation system usage fees. The one-time franchise fee is recognized when the manachised and franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation and personnel recruiting and training. The ongoing management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. The system maintenance, support fee and central reservation system usage fee is recognized when services are provided.

In addition, the Group accounts for hotel manager fees related to the manachised hotels under the franchise program as revenues. Pursuant to the franchise agreements, the Group charges the franchisees fixed hotel manager fees to cover the manachised hotel managers’ payroll, social welfare benefits and certain other out-of-pocket expenses that the Group incurs on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2011, 2012 and 2013, the hotel manager fees that were recognized as revenue were RMB43,021, RMB72,061 and RMB116,885, respectively.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. Effective October 1, 2010, the Group prospectively revised the estimated membership duration from three to five years to two to five years to more closely reflect the expected membership retention. Revenues recognized from the customer loyalty program were RMB35,623, RMB51,132 and RMB74,715 for the years ended December 31, 2011, 2012 and 2013, respectively.

Business tax and related taxes

The Group is subject to business tax, education surtax and urban maintenance and construction tax, on the services provided in the PRC. Such taxes are primarily levied based on revenue at applicable rates and are recorded as a reduction of revenues.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB28,445, RMB30,053 and RMB43,807 for the years ended December 31, 2011, 2012 and 2013, respectively.

Government grants

Unrestricted government subsidies from local governmental agencies allowing the Group full discretion to utilize the funds were RMB7,491, RMB6,723 and RMB17,016 for the years ended December 31, 2011, 2012 and 2013, respectively, which were recorded as other operating income. The prior period amounts have been reclassified from an offset to general and administrative expenses to conform to the current year presentation. These reclassifications have no effect on the Group’s previously reported results of operations and financial position.

Leases

A lease of which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the initial lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent. As of December 31, 2012 and 2013, deferred rent of RMB11,882 and RMB15,704 were recorded as other current liabilities and RMB470,438  and RMB653,831 were recorded as long-term liabilities, respectively.

Capitalization of interest

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. The interest expense incurred for the years ended December 31, 2011, 2012 and 2013 was RMB882, RMB859 and RMB1,084, of which nil, RMB37 and RMB271 was capitalized as additions to assets under construction, respectively.

Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
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

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable.

All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group management believes to be high credit quality. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk and the Group’s short-term investments consist of corporate debt securities with high credit quality. The Group conducts credit evaluations on its group and agency customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

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
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
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

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates.

As of December 31, 2013, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
Description	Year Ended December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	50,000	—	50,000	—

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the year ended December 31, 2012 and 2013:

			Fair Value Measurements at Reporting Date Using
Year Ended December 31,	Description	Fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total loss
2012	Property and equipment	4,991	—	—	4,991	5,349
2013	Property and equipment	5,382	—	—	5,382	7,965

As a result of reduced expectations of future cash flows from certain leased hotels, the Group determined that the hotels property and equipment with a carrying amount of RMB10,340 and RMB13,347 was not fully recoverable and consequently recorded an impairment charge of RMB5,349 and RMB7,965 for the years ended December 31, 2012 and 2013, respectively.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Fair value of the property and equipment was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its long-lived assets held and used are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable input used in the fair value measurement, which are 4% and 15%, and 4% and 20% for the year ended December 31, 2012 and 2013, respectively.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended December 31, 2011, 2012 and 2013, the Group recognized share-based compensation expenses of RMB15,483, RMB20,837 and RMB30,468, respectively, which was classified as follows:

	Year Ended December 31,
	2011	2012	2013
Hotel operating costs	2,115	2,592	4,948
Selling and marketing expenses	783	1,031	973
General and administrative expenses	12,585	17,214	24,547
Total	15,483	20,837	30,468

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

Recently issued accounting pronouncements

On February 28, 2013, the FASB issued ASU 2013-04, which is based on a consensus reached by the Emerging Issues Task Force (“EITF”). ASU 2013-04 requires entities to “measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following:

•                  The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors

•                  Any additional amount the reporting entity expects to pay on behalf of its co-obligors.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Required disclosures include a description of the joint-and-several arrangement and the total outstanding amount of the obligation for all joint parties. ASU 2013-04 permits entities to aggregate disclosures (as opposed to providing separate disclosures for each joint-and-several obligation). These disclosure requirements are incremental to the existing related-party disclosure requirements in ASC 850. ASU 2013-04 is effective for all prior periods in fiscal years beginning on or after December 15, 2013 and interim reporting periods within those years. The Group is required to adopted ASU 2013-04 as of January 1, 2014, and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

On March 4, 2013, the FASB issued ASU 2013-05, which indicates that the entire amount of a cumulative translation adjustment (CTA) related to an entity’s investment in a foreign entity should be released when there has been a:

•                  Sale of a subsidiary or group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in the foreign entity.

•                  Loss of a controlling financial interest in an investment in a foreign entity (i.e., the foreign entity is deconsolidated).

•                  Step acquisition for a foreign entity (i.e., when an entity has changed from applying the equity method for an investment in a foreign entity to consolidating the foreign entity).

ASU 2013-05 does not change the requirement to release a pro rata portion of the CTA of the foreign entity into earnings for a partial sale of an equity method investment in a foreign entity. ASU 2013-05 is effective for fiscal years (and interim periods within those fiscal years) beginning on or after December 15, 2013 and should be applied prospectively. The Group is required to adopted ASU 2013-05 as of January 1, 2014, and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

On July 18, 2013, the FASB issued ASU 2013-11 in response to a consensus reached at the EITF’s June 11, 2013, meeting. ASU 2013-11 provides guidance on financial statement presentation of an unrecognized tax benefit (“UTB”) when a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward exists. Under ASU 2013-11, an entity must present a UTB, or a portion of a UTB, in the financial statements as a reduction to a deferred tax asset (“DTA”) for an NOL carryforward, a similar tax loss, or a tax credit carryforward except when:

•                  An NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position.

•                  The entity does not intend to use the DTA for this purpose (provided that the tax law permits a choice).

If either of these conditions exists, an entity should present a UTB in the financial statements as a liability and should not net the UTB with a DTA. New recurring disclosures are not required because ASU2013-11 does not affect the recognition or measurement of uncertain tax positions under ASC 740. This amendment does not affect the amounts public entities disclose in the tabular reconciliation of the total amounts of UTBs because the tabular reconciliation presents the gross amounts of UTBs. ASU 2013-11 is effective for public entities for fiscal years beginning after December 15, 2013, and interim periods within those years. ASU 2013-11 should be applied to all UTBs that exist as of the effective date. Entities may choose to apply ASU 2013-11 retrospectively to each prior reporting period presented. The Group is required to adopt ASU 2013-11 as of January 1, 2014, and does not expect any significant impact on its consolidated results of operations, financial position or cash flows.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.0537, on December 31, 2013, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2013, or at any other rate.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
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

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2012	Amortization period
Current assets	954
Intangible assets	299	5 years
Property and equipment	667	5-10 years
Brand name	28,600	indefinite
Non-compete agreement	400	10 years
Franchise agreements	7,700	remaining contract terms
Goodwill	21,491
Current liabilities	(19,430)
Deferred tax liabilities	(9,174)
Noncontrolling interest	(14,215)
Total	17,292

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

During the year ended December 31, 2013, the Group acquired the remaining 49% equity interest of Starway for cash consideration of RMB16,460. RMB4,210 has been paid in 2013 and RMB12,250  will be paid in six equal installments in three years. The purchase of the remaining 49% noncontrolling interest is treated as an equity transaction. The difference between the purchase consideration and the related carrying value of the noncontrolling interests of RMB2,514 was recorded as a reduction of additional paid-in capital during the years ended December 31, 2013.

(ii) During the years ended December 31, 2011, 2012 and 2013, the Group acquired four, one and nine individual hotels in the form of leased hotel for total cash consideration of RMB20,400, RMB7,000 and RMB33,423, respectively. The business acquisitions were accounted for under purchase accounting.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2011	2012	2013	Amortization period
Current assets	2,199	127	5,552
Intangible assets	63	—	—
Property and equipment	10,980	4,668	29,805	5-10 years
Favorable leases	5,847	2,470	6,422	remaining lease terms
Deferred tax assets	—	—	6,628
Franchise agreements	900	200	—	remaining contracts terms
Goodwill	1,873	153	662
Current liabilities	—	—	(2,501)
Deferred tax liabilities	(1,462)	(618)	(13,145)
Total	20,400	7,000	33,423

4.    PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2012	2013
Cost:
Buildings	11,860	12,115
Leasehold improvements	3,220,481	4,190,693
Furniture, fixtures and equipment	479,808	619,200
Motor vehicles	833	820
	3,712,982	4,822,828
Less: Accumulated depreciation	(1,013,694)	(1,463,547)
	2,699,288	3,359,281
Construction in progress	252,221	274,758
Property and equipment, net	2,951,509	3,634,039

Depreciation expense was RMB229,742, RMB337,511 and RMB453,637 for the years ended December 31, 2011, 2012 and 2013, respectively.

In 2011, the Group demolished one leased hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB2,411 associated with this hotel and recognized a gain of RMB89 as other operating income, which is net of RMB2,500 cash received.

In 2012, the Group demolished one leased hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB3,042 associated with this hotel, which has been recorded as receivable in other current assets as of December 31, 2012 and 2013. No gain or loss was recognized. RMB4,553 has been received in February 2014.

In 2013, the Group demolished three leased hotels due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB7,296 associated with these hotels and recognized a gain of RMB10,734 as other operating income, which is net of RMB15,030 cash received and RMB3,000 receivable recorded in other current assets as of December 31, 2013.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

As of December 31, 2013, the Group has been formally notified by local government authorities that two additional leased hotels of the Group will likely be demolished due to local government zoning requirements. The aggregate carrying amount of property and equipment at the associated hotels was RMB10,981 as of December 31, 2013. Neither of the associated hotels has recorded intangible assets or goodwill. The Group has not recognized any impairment as expected cash flows from the hotels’ operations prior to demolition and expected amounts to be received as a result of the demolition will likely exceed the carrying value of such assets. The Group estimated amounts to be received based on the relevant PRC laws and regulations, terms of the lease agreements, and the prevailing market practice.

5.      INTANGIBLE ASSETS, NET AND UNFAVORABLE LEASE

Intangible assets, net consist of the following:

	As of December 31,
	2012	2013
Brand name	28,600	28,600
Franchise agreements	7,900	7,700
Non-compete agreement	400	400
Favorable lease agreements	69,626	76,048
Purchased software	20,490	24,835
Total	127,016	137,583
Less: Accumulated amortization	(26,036)	(35,738)
Total	100,980	101,845

Unfavorable lease

	As of December 31,
	2012	2013
Unfavorable lease agreements	3,924	3,924
Less: Accumulated amortization	(1,969)	(2,307)
Unfavorable lease agreements, net	1,955	1,617

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

Amortization expense of intangible assets for the years ended December 31, 2011, 2012 and 2013 amounted to RMB6,652, RMB10,501 and RMB9,846, respectively.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The annual estimated amortization expense for the above intangible assets and unfavorable lease for the following years is as follows:

	Amortization for Intangible Assets	Amortization for Unfavorable Lease	Net Amortization
2014	9,554	(297)	9,257
2015	9,438	(289)	9,149
2016	9,079	(209)	8,870
2017	8,727	(130)	8,597
2018	7,622	(130)	7,492
Thereafter	28,825	(562)	28,263
	73,245	(1,617)	71,628

6.      LONG TERM INVESTMENTS

The long term investments as of December 31, 2012 and 2013 were as follows:

	As of December 31,
	2012	2013
UBOX	28,129	40,517
Kangdu	—	50,000
Yibang	—	—
Total	28,129	90,517

In June 2012, the Group purchased 46,200,000 Series A preferred shares of UBOX International Holdings Co., Limited (“UBOX”), a privately-held company, for the consideration of RMB28,129.

In December 2012, the Group purchased convertible promissory note of RMB8,074 from UBOX. In December 2013, the Group converted the principal of the promissory note to 8,530,731 ordinary shares of UBOX. In August 2013, the Group purchased another convertible promissory note of RMB4,314 from UBOX. The investments were accounted for using the cost method since the Group does not have the ability to exert significant influence over UBOX. As of December 31, 2013, there had been no identified events or changes in circumstances that had a significant adverse effect on the investments or other indicates of impairment.

In November 2013, the Group entered into an investment agreement to inject RMB100,000 to Suzhou Kangdu Property Co., Limited (“Kangdu”), a real estate company, for 50% equity interest of  Kangdu. According to the investment agreement, the Group will not participate in the operation of Kangdu, nor share the earnings. Concurrently the Group entered into the agreement with Kangdu to acquire the property developed by Kangdu for a purchase price of RMB175,000 and the property is scheduled to be completed and transferred to the Group in October 2015. In addition, the Group was granted a put option to require the other investors of Kangdu to repurchase its equity interest for RMB100,000 plus 8% interest at such time the property is scheduled to be transferred to the Group in October 2015. The Group had injected RMB50,000 in November 2013 and RMB30,000 in January 2014. The Group accounted for the investment as available-for-sale securities.  In April 2014, the Group entered into an agreement to transfer its investment in Kangdu to a related party, in which the Group owns minority interest, for consideration of RMB80,000 plus 8% interest, and its rights and obligations associated with the property purchase agreement was transferred to the related party contemporarily.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In May 2013, the Group acquired 30% equity interest in Lijiang Yibang Changchunteng Hotel Co., Limited (“Yibang”) for consideration of RMB 430. The Group accounted the investment under equity-method. The Group recognized its share of Yibang’s loss of RMB430 for the year ended December 31, 2013.

7.      GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2011, 2012 and 2013 were as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
Balance at January 1, 2011	42,471	(1,098)	41,373
Increase in goodwill related to acquisitions	1,873	—	1,873
Impairment losses recognized	—	(710)	(710)
Balance at December 31, 2011	44,344	(1,808)	42,536
Increase in goodwill related to acquisitions	21,644	—	21,644
Balance at December 31, 2012	65,988	(1,808)	64,180
Increase in goodwill related to acquisitions	662	—	662
Balance at December 31, 2013	66,650	(1,808)	64,842

8.      DEBT

In March 2012, the Group entered into a five-year bank credit facility under which the Group can borrow up to RMB 500,000 by May 21, 2015, which is subject to bank’s reevaluation from time to time. The credit facility has a specified expiration schedule for draw down. The interest rate for each draw down is established on the draw-down date and is adjusted annually, based on the loan interest rate stipulated by the People’s Bank of China for the corresponding period. As of December, 31, 2012, the Group had drawn down the credit facility of RMB1,000, repaid RMB1,000, and RMB100,000 of the credit facility has expired. As of December, 31, 2013, the Group had drawn down nil. As of December 31, 2013, credit facility of RMB399,000 was available for future borrowing, which will expire on May 21, 2015. The weighted average interest rate for borrowings drawn under such credit facility was 6.9% for the year ended December 31, 2012. The credit facility is restricted to certain hotels’ renovation and the credit facility was not collateralized.

In September 2012, the Group entered into a three-year revolving bank credit facility under which the Group can draw-down up to RMB300,000 by October 9, 2015. As of December 31, 2012 and 2013, the Group has drawn down the credit facility of nil and RMB104,540 and repaid nil and RMB104,540, respectively. The weighted average interest rate for borrowings drawn under such credit facility was 6.0% for the year ended December 31, 2013. In December 2013, the Group renewed the bank credit facility under which the Group can borrow up to RMB 500,000 by December 11, 2016. The interest rate for this credit facility was determined on the draw-down date and the credit facility was not collateralized. As of December 31, 2013, a letter of guarantee of RMB700 was issued under this credit facility, and RMB499,300 was available for future borrowing.

In December 2012, the Group entered into a thirty-month bank credit facility under which the Group can draw down up to US$10 million by April 5, 2013. The interest rate for each draw down is based on the twelve-month London Interbank Offered Rate (“Libor”) on draw-down date plus 2.7%.  Each draw down will be guaranteed by letter of guarantee or stand-by letter of credit.  As of December 31, 2013, the Group has drawn down US$200 thousand and repaid US$200 thousand and the facility has expired. The weighted average interest rate for borrowings drawn under such credit facility was 3.54% for the year ended December 31, 2013.

In December 2013, the Group signed a one-year entrusted loan contract with a subsidiary of Ctrip.com International, Ltd. under which the Group can borrow up to RMB 300,000 for the period from January 6, 2014 to January 5, 2015. The interest rate of this borrowing is 5.4%. According to the agreement, the Group shall settle the unpaid principal and interest with its ordinary shares if the loan is in default.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

9.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2012	2013
Payable for business acquisitions	7,623	6,398
Business taxes and other surcharge payables	41,178	48,557
Accrual for customer loyalty program	12,963	15,061
Payable to noncontrolling interest holders	11,751	7,112
Other payables	16,589	51,386
Accrued rental	35,989	41,517
Accrued utilities	28,332	38,336
Other accrued expenses	32,955	40,818
Total	187,380	249,185

From time to time, the Group receives cash advances from noncontrolling interest holders of hotels that are not wholly owned by the Group. Such advances are non-interest bearing and are payable within one year.

10.    HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased hotels, manachised and franchised hotels and consist of the following:

	Year Ended December 31,
	2011	2012	2013
Rents	655,247	916,357	1,255,663
Utilities	150,865	215,768	273,314
Personnel cost	329,078	505,773	638,511
Depreciation and amortization	227,938	337,162	453,062
Consumable, food and beverage	228,244	333,245	391,715
Others	111,965	145,597	169,401
Total	1,703,337	2,453,902	3,181,666

11.    PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Year Ended December 31,
	2011	2012	2013
Rents	153,229	191,538	186,656
Personnel costs	13,273	15,488	8,700
Others	17,796	23,664	15,928
Total	184,298	230,690	211,284

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

12.    SHARE-BASED COMPENSATION

In February 2007, the Group adopted the 2007 Global Share Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2007 Global Share Plan, the Group may issue incentive awards to the Participants to purchase not more than 10,000,000 ordinary shares. In June 2007, the Group adopted the 2008 Global Share Plan which allows the Group to offer incentive awards to Participants. Under the 2008 Global Share Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In October 2008, the Group increased the maximum number of incentive awards available under the 2008 Global Share Plan to 7,000,000. In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to Participants. Under the 2009 Share Incentive Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In July 2010, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 15,000,000. The 2007 and 2008 Global Share Plans and 2009 Share Incentive Plan (collectively, the “Incentive Award Plans”) contain the same terms and conditions. All incentive awards granted under the Incentive Award Plans have a maximum life of ten years and vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years. As of December 31, 2013, the Group had granted 24,743,043 options and 4,162,416 nonvested restricted stocks.

Share options

In July 2012, the Group granted 1,475,366 options to executive officers that will vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if the Group satisfies certain performance conditions for the three-year period ending December 31, 2014. The number of underlying shares that may become exercisable will range from 0% to 200% depending upon whether the performance conditions are achieved and, if achieved, to what level. The Group recognizes compensation expenses for the awards with performance conditions based upon the Group’s judgment of likely future performance and may be adjusted in future periods depending on actual performance.

The weighted-average grant date fair value for options granted during the years ended December 31, 2011 and 2012 was RMB14.37 (US$2.23) and RMB8.52 (US$1.35), respectively, computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Group and comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2011	2012
Suboptimal exercise factor	3.83 to 8.93	7.45 to 7.66
Risk-free interest rate	1.88 to 2.66%	0.81 to 1.19%
Volatility	50.61 to 50.69%	51.35 to 51.89%
Dividend yield	—	—
Life of option	6 years	6 years

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	Years	US$’000
Share options outstanding at January 1, 2013	9,804,825	2.02
Granted	—	—
Forfeited	(176,553)	3.05
Exercised	(2,802,488)	1.69
Share options outstanding at December 31, 2013	6,825,784	2.12	4.75	37,500
Share options vested or expected to vest at December 31, 2013	6,713,897	2.09	4.76	37,100
Share options exercisable at December 31, 2013	3,950,516	1.61	4.91	23,718

As of December 31, 2013, there was RMB16,177 in total unrecognized compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 2.37 years.

During the years ended December 31, 2011, 2012 and 2013, 1,452,468, 1,889,872 and 2,802,488 options were exercised having an aggregate intrinsic value of RMB37,700, RMB32,562 and RMB74,321, respectively.

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

2012
Expected dividends	—
Risk-free interest rate	0.29%
Expected volatility	48.41%

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The following table summarized the Group’s nonvested restricted stock activity in 2013.

	Number of restricted stocks	Weighted average grant date fair value
		US$
Nonvested restricted stocks outstanding at January 1, 2013	3,034,042	3.12
Granted	979,950	4.26
Forfeited	(120,620)	3.43
Vested	(255,416)	4.16
Nonvested restricted stocks outstanding at December 31, 2013	3,637,956	3.33

As of December 31, 2013, there was RMB49,858 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 2.77 years.

The total fair value of nonvested restricted stocks vested in 2013 was RMB7,089.

13.       EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2011	2012	2013
Net income attributable to ordinary shareholders — basic	114,832	174,887	279,858
Net income attributable to ordinary shareholders — diluted	114,832	174,887	279,858
Weighted average ordinary shares outstanding — basic	241,928,286	243,284,332	245,187,348
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	4,252,916	3,696,669	4,298,936
Weighted average ordinary shares outstanding — diluted	246,181,202	246,981,001	249,486,284
Basic earnings per share	0.47	0.72	1.14
Diluted earnings per share	0.47	0.71	1.12

For the years ended December 31, 2011, 2012 and 2013, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Year Ended December 31,
	2011	2012	2013
Outstanding employee options and nonvested restricted stocks	1,486,533	797,981	—

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

14.       INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

China Lodging Holdings (HK) Limited and Starway Hotels (HongKong) Limited are subject to Hong Kong profit tax at a rate of 16.5% in 2011, 2012 and 2013. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Singapore

China Lodging Holdings Singapore Pte. Ltd. is subject to Singapore corporate income tax at a rate of 17% in 2011, 2012 and 2013. No Singapore profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Singapore during the years presented.

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

Tax expense (benefit) is comprised of the following:

	As of December 31,
	2011	2012	2013
Current Tax	60,530	72,395	127,439
Deferred Tax	(35,714)	(18,226)	(22,619)
Total	24,816	54,169	104,820

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2011	2012	2013
PRC statutory tax rate	25%	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	3%	3%	3%
Effect of different tax rate of group entities operating in other jurisdictions	(3)%	1%	(1)%
Effect of change in valuation allowance	9%	6%	3%
Effect of tax holiday	(17)%	(12)%	(3)%
Effective tax rate	17%	23%	27%

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2011	2012	2013
Aggregate amount	24,156	28,139	12,721
Per share effect—basic	0.10	0.12	0.05
Per share effect—diluted	0.10	0.11	0.05

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2012 and 2013 are as follows:

	As of December 31,
	2012	2013
Deferred tax assets:
Net loss carryforward	71,564	90,983
Pre-opening expenses	1,405	393
Deferred revenue	37,688	48,960
Deferred rent	4,200	5,450
Unfavorable lease	2,704	3,698
Bad debt provision	796	1,892
Accrual for customer loyalty program	3,241	3,765
Accrued payroll	3,248	2,001
Share-based compensation	10,422	12,267
Others	193	1,354
Valuation allowance	(36,283)	(51,596)
Total deferred tax assets	99,178	119,167
Deferred tax liabilities:
Favorable lease	18,670	24,340
Capitalized interest	1,836	1,601
Others	1,829	281
Total deferred tax liabilities	22,335	26,222
Deferred tax assets are analyzed as:
Current	44,231	51,759
Non-Current	54,947	67,408
	99,178	119,167
Deferred tax liabilities are analyzed as:
Current	—	151
Non-current	22,335	26,071
	22,335	26,222

For the years ended December 31, 2012 and 2013, valuation allowance of RMB18,792 and RMB22,158 were provided, respectively, and RMB5,658 and RMB9,984 were reversed, respectively. The additional valuation allowance of RMB1,597 and RMB3,139 were due to the acquisitions for the year ended December 31, 2012 and 2013, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

As of December 31, 2013, the Group had tax loss carryforwards of RMB363,931 which will expire between 2014 and 2018 if not used.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. At December 31, 2012 and 2013, the Group had recorded uncertain tax benefits of approximately RMB4,148 and RMB7,122 associated with the interests on intercompany loans, respectively.  No interest or penalty expense was recorded for the years ended December 31, 2011, 2012 and 2013.The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

The following table is a roll-forward of the unrecognized tax benefits:

	As of December 31,
	2011	2012	2013
Balance at January 1	799	1,494	4,148
Addition for tax positions	695	2,654	2,974
Balance at December 31	1,494	4,148	7,122

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2009 through 2013 on non-transfer pricing matters, and from the inception of the Group through 2013 on transfer pricing matters.

15.       MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB57,295, RMB93,178 and RMB119,015 for the years ended December 31, 2011, 2012 and 2013, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

16.  RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB26,915, RMB49,626 and RMB64,957 as of December 31 2011, 2012 and 2013, respectively. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB2,075,975 at December 31, 2013 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2013, approximately RMB2,140,932 is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

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

The following entities are considered to be related parties to the Group. The related parties only act as service providers, service recipients and lessors to the Group and there is no other relationship wherein the Group has the ability to exercise significant influence over the operating and financial policies of these parties. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Nature of the Party	Relationship with the Group
Lishan Property (Suzhou) Co., Ltd. (“Suzhou Property”)	Commercial leasing business	Controlled by Qi Ji
Ctrip.com International, Ltd. (“Ctrip”)	Online travel services provider	Qi Ji is a director
UBOX International Holdings Co Limited (“UBOX”)	Vending machine operator	Qi Ji is a director
Lijiang Yibang Changchunteng Hotel Co Limited (“Yibang”)	Hotel	Joint venture of the Group

In August 2011, Mr. Qi Ji sold all the ownership interests in Powerhill to third parties and since then Powerhill and its wholly owned subsidiary Suzhou Property have been no longer related parties to the Group.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

(a)       Related party balances

Amounts due from related parties were comprised of the interest receivables derived from convertible bonds purchased in August, 2013 and service fee receivables from UBOX and advance to Yibang.

	As of December 31,
	2012	2013
UBOX	—	256
Yibang	—	402
Total	—	658

Amounts due to a related party were comprised of commissions payable for reservation services and Starway acquisition payable to Ctrip. The amounts due to a related party were interest free and payable upon demand.

	As of December 31,
	2012	2013
Ctrip	801	13,760

(b)       Related party transactions

During the years ended December 31, 2011, 2012 and 2013, related party transactions consisted of the following:

	Year Ended December 31,
	2011	2012	2013
Rental expense — Suzhou Property	2,275	—	—
Commission expenses — Ctrip	7,962	10,945	17,128
Service fee—UBOX	—	—	847
Interest income—UBOX	—	—	1,373
Service fee—Yibang	—	—	199

In May 2012, the Group acquired a 51% equity interest of Starway Hotels (Hong Kong) Limited from C-Travel International Limited, a wholly-owned subsidiary of Ctrip. The acquisition price was RMB17,292 in cash. In December 2013, the Group acquired the remaining 49% equity interest at the consideration of RMB16,460.

In December 2012, the Group purchased convertible promissory note of RMB8,074 from UBOX. In December 2013, the Group converted the principal of promissory note to 8,530,731ordinary shares of UBOX. In August 2013, the Group purchased another convertible promissory note of RMB4,314 from UBOX.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

18.  COMMITMENTS AND CONTINGENCIES

(a)       Operating lease commitments

The Group has entered into lease agreements for certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2013 were as follows:

Year ending December 31,
2014	1,518,977
2015	1,668,913
2016	1,669,649
2017	1,656,520
2018	1,604,292
Thereafter	10,695,245
Total	18,813,596

(b)       Purchase Commitments

As of December 31, 2013, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB77,578, which is expected to be incurred within one year.

(c)       Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	As of December 31,
	2012	2013	2013
			US$’000 (Note 2)
Assets
Current assets:
Cash and cash equivalents	22,953	61,182	10,107
Other current assets	3,374	3,639	601
Total current assets	26,327	64,821	10,708
Other assets	471	314	52
Investment in subsidiaries	2,442,597	2,760,330	455,974
Total assets	2,469,395	2,825,465	466,734
Liabilities and equity
Current liabilities:
Deferred revenue	1,496	1,451	240
Accrued expenses and other current liabilities	840	7,898	1,305
Total current liabilities	2,336	9,349	1,545
Deferred revenue	1,870	363	60
Total liabilities	4,206	9,712	1,605
Equity:
Ordinary shares(US$0.0001 par value per share; 8,000,000,000 shares authorized; 244,494,095 and 247,551,999 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	180	182	30
Additional paid-in capital	2,243,403	2,315,083	382,424
Retained earnings	260,014	539,872	89,181
Accumulated other comprehensive loss	(38,408)	(39,384)	(6,506)
Total equity	2,465,189	2,815,753	465,129
Total liabilities and equity	2,469,395	2,825,465	466,734

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2011	2012	2013	2013
				US$’000 (Note 2)
Operating costs and expenses:
Selling and marketing expenses	157	157	157	26
General and administrative expenses	16,447	24,902	33,308	5,502
Total operating costs and expenses	16,604	25,059	33,465	5,528
Loss from operations	(16,604)	(25,059)	(33,465)	(5,528)
Interest income	452	131	6	1
Foreign exchange gain (loss)	1,086	(141)	—	—
Other income	2,649	2,208	2,438	402
Income in investment in subsidiaries	127,249	197,748	310,879	51,354
Net income attributable to China Lodging Group, Limited	114,832	174,887	279,858	46,229
Other comprehensive income
Foreign currency translation adjustments, net of tax of nil for 2011, 2012 and 2013	(16,463)	758	(976)	(161)
Comprehensive income	98,369	175,645	278,882	46,068

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2011	2012	2013	2013
				US$’000 (Note 2)
Operating activities:
Net income	114,832	174,887	279,858	46,229
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	15,483	20,837	30,468	5,033
Income in investment in subsidiaries	(127,249)	(197,748)	(310,879)	(51,354)
Changes in operating assets and liabilities:
Deferred revenue	(1,825)	(1,508)	(1,552)	(256)
Other current assets	12,269	(2,412)	915	151
Accrued expenses and other current liabilities	(818)	840	7,058	1,166
Net cash provided by (used in) operating activities	12,692	(5,104)	5,868	969
Investing activities:
Investment in subsidiaries	—	(35,227)	—	—
Receipt of investment in subsidiaries	—	—	12,320	2,036
Net cash provided by (used in) investing activities	—	(35,227)	12,320	2,036
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	7,285	18,520	28,122	4,645
Net cash provided by financing activities	7,285	18,520	28,122	4,645
Effect of exchange rate changes on cash and cash equivalents	(14,806)	(305)	(8,081)	(1,335)
Net increase in cash and cash equivalents	5,171	(22,116)	38,229	6,315
Cash and cash equivalents at the beginning of the year	39,898	45,069	22,953	3,792
Cash and cash equivalents at the end of the year	45,069	22,953	61,182	10,107
Supplemental schedule of non-cash investing and financing activities:
Proceeds from issuance of ordinary shares upon exercise of option included in receivable	499	290	1,318	218

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

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. Such investments in subsidiaries are presented on the balance sheets as investment in subsidiaries and the profit of the subsidiaries is presented as income in investment in subsidiaries.

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

As of December 31, 2013, there are no material contingencies, mandatory dividend, significant provision of long-term obligation or guarantee of the Company, except for those which have separately disclosed in the consolidated financial statements.

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

CHINA LODGING GROUP, LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Charge to Costs and Expenses	Addition due to acquisition	Charge Taken Against Allowance	Write off	Balance at end of Year
	(Renminbi in thousands)
Allowance for doubtful accounts of accounts receivables and other receivables:
December 31, 2011	2,278	667	—	—	—	2,945
December 31, 2012	2,945	1,238	—	—	(1,000)	3,183
December 31, 2013	3,183	4,573	—	—	—	7,756
Valuation allowance for deferred tax assets
December 31, 2011	8,247	17,350	—	(4,045)	—	21,552
December 31, 2012	21,552	18,792	1,597	(5,658)	—	36,283
December 31, 2013	36,283	22,158	3,139	(9,984)	—	51,596

******