Form 20-F
period 2014-12-31
China Lodging Group, Ltd
filed 2015-04-17
CIK 1483994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

250,747,255 Ordinary Shares.

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

☐ Yes   ☐ No

i

ii

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB6.2046, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2014. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 10, 2015, the exchange rate was US$1.00 to RMB6.2082. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

•                  “leased hotels” are to leased-and- operated hotels;

•                  “manachised hotels” are to franchised-and-managed hotels;

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except per share and per ADS data)
Consolidated Statement of Comprehensive Income Data:
Net revenues	1,738,493	2,249,597	3,224,527	4,168,629	4,964,728	800,169
Operating costs and expenses(1)	1,486,627	2,150,031	3,011,517	3,815,835	4,593,915	740,405
Income from operations	256,306	107,146	219,733	380,544	389,364	62,754
Income before income taxes	279,056	142,954	233,673	388,515	415,496	66,966
Net income	221,794	118,138	179,504	283,695	302,391	48,737
Less: net income attributable to noncontrolling interest	6,043	3,306	4,617	3,837	(4,957)	(799)
Net income attributable to China Lodging Group, Limited	215,751	114,832	174,887	279,858	307,348	49,536
Earnings per share:
Basic	1.05	0.47	0.72	1.14	1.23	0.20
Diluted	0.92	0.47	0.71	1.12	1.21	0.20
Earnings per ADS(2):
Basic	4.19	1.90	2.88	4.57	4.94	0.80
Diluted	3.68	1.87	2.83	4.49	4.86	0.78
Weighted average number of shares used in computation:
Basic	198,517	241,928	243,284	245,187	248,958	248,958
Diluted	234,481	246,181	246,981	249,486	253,004	253,004

Note: (1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	13,113	15,483	20,837	30,468	31,937	5,147

(2) Each ADS represents four ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2010, 2011, 2012, 2013 and 2014:

	As of December 31,
	2010	2011	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,060,067	781,601	449,844	397,435	808,865	130,365
Restricted cash	1,275	1,500	1,790	3,317	—	—
Prepaid rent	152,267	228,087	321,305	363,581	385,158	62,076
Property and equipment, net	1,422,432	2,095,794	2,951,509	3,634,039	3,907,343	629,749
Total assets	3,044,080	3,524,950	4,330,187	5,185,052	6,182,906	996,504
Accounts payable	283,203	417,605	624,824	677,305	640,691	103,261
Deferred rent — long-term	237,427	329,774	470,438	653,831	830,414	133,838
Deferred revenue	117,044	209,846	300,315	416,102	669,663	107,931
Total liabilities	918,770	1,269,066	1,839,622	2,357,261	2,964,193	477,741
Total equity	2,125,310	2,255,884	2,490,565	2,827,791	3,218,713	518,763

The following table presents a summary of our consolidated statements of cash flow for the years ended December 31, 2010, 2011, 2012, 2013 and 2014:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	469,126	458,740	715,720	1,070,169	1,454,015	234,345
Net cash used in investing activities	(515,310)	(734,577)	(1,068,130)	(1,152,248)	(1,063,186)	(171,355)
Net cash provided by financing activities	845,837	13,834	19,895	30,646	21,683	3,495

Exchange Rate Information

This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate on December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 10, 2015, the daily exchange rate reported by the Federal Reserve Board was US$1.00 to RMB6.2082.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 10, 2015)	6.2082	6.1989	6.2082	6.1930

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

Our business and operations are primarily based in China and we depend on domestic business and leisure traveler customers for a significant majority of our revenues. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the Chinese economy and travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In 2008, China was affected by the disruptions to financial markets described below, and, although the Chinese economy recovered in 2010 and remained relatively stable in 2011, the growth rate of China’s GDP decreased in 2012, 2013 and 2014, and it is uncertain whether this economic slowdown will continue into 2015 and beyond. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and sanctions against Russia over the Ukraine crisis since 2014. It is unclear whether such challenges will be contained or resolved and what effects they may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in significant market volatility, and over the possibility of a war involving Iran or North Korea. In addition, there have been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the tensions between Japan and its neighbouring countries. Economic conditions in China are sensitive to global economic conditions.

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

The lodging industry in China is highly fragmented. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate. Our HanTing Hotels mainly compete with Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel groups and stand-alone hotels, and certain international brands such as Super 8. HanTing Hotels also compete with two- and three-star hotels, as they offer rooms with amenities comparable to many of those hotels. Our JI Hotels and Starway Hotels face competition from existing three-star and certain four-star hotels, boutique hotels whose price could be comparable and a few hotel chains such as Vienna Hotels and Holiday Inn Express. Our Hi Inns compete mainly with stand-alone guest houses, low-price hotels and budget hotel chains such as Pod Inns, 99 Inns and 100 Inns. Our Joya Hotels and Manxin Hotels & Resorts compete with existing four-star and five-star hotels. Our Manxin Hotels & Resorts also competes with boutique resort hotels. Our Elan Hotels compete with existing economy hotel chains such as 7 Days Inn, Home Inn or GreenTree Inn. New and existing competitors may offer more competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels and result in a decrease in occupancy and average daily rates for our hotels. Competitors may also outbid us for new leased hotel conversion sites, negotiate better terms for potential manachised or franchised hotels or offer better terms to our existing manachised or franchised hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels, especially given the increase in our hotel room rates to keep pace with inflation. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

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

Our relatively limited operating history makes it difficult to evaluate our future prospects and results of operations.

Our operations commenced, through Powerhill Holdings Limited, or Powerhill, with mid-scale limited service hotels and commercial property development and management in 2005, and we began migrating to our current business of operating and managing a multi-brand hotel group in 2007. See “Item 4. Information on the Company — A. History and Development of the Company.” Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a relatively limited operating history. These risks and challenges include:

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

The operation of each of our leased hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased hotels generally incur pre-opening expenses ranging from approximately RMB0.5 to RMB6.0 million per hotel. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, these newly opened leased hotels may not achieve profitability during the ramp-up stage. As we continue to expand our leased hotel portfolio, the significant pre-opening expenses incurred during the development stage and the relatively low revenues during the ramp-up stage of our newly opened leased hotels may have a significant negative impact on our financial performance.

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

Our hotel group has been growing rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group. In 2007, we launched our economy hotel product, HanTing Express Hotel, which was subsequently rebranded as HanTing Hotel, and our mid-scale limited service hotel product, HanTing Hotel, which was subsequently rebranded first as HanTing Seasons Hotel and then as JI Hotel. In May 2012, we completed the acquisition of a 51% equity interest in Starway Hotels (Hong Kong) Limited, or Starway HK, and in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. We have retained the Starway brand. In addition, we launched Manxin Hotels & Resorts in October 2013, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013 and Elan Hotel, a new economy hotel brand targeting business travelers, young customers and urban tourists, in September 2014. Through this organic and acquired growth, we increased the number of our hotels in operation in China from 26 hotels as of January 1, 2007 to 1,995 hotels as of December 31, 2014, and we intend to continue to develop and operate additional hotels in different geographic locations in China. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our products and the quality of our services to ensure that our business does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operations.

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

We rebranded our HanTing Express Hotel as HanTing Hotel, our HanTing Seasons Hotel as JI Hotel and our HanTing Hi Inn as Hi Inn in 2012. In the same year we also acquired the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013 and Elan Hotel, a new economy hotel brand targeting business travelers, young customers and urban tourists, in September 2014. We are still in the process of developing the Elan Hotel, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel and Hi Inn brands on top of our established brand of HanTing Hotel:

•                  Elan Hotel is our economy hotel brand concept targeting business travelers, young customers and urban tourists. Elan Hotel is committed to provide a unique business and leisure life experience for the hotel guests. The hotels’ modern and nature design elements create a fresh and refreshing atmosphere for the hotel guests. Elan Hotel brand conveys the concept of enjoyment of life and nature. We plan to further expand the Elan Hotel network primarily through manachise and franchise models. The introduction of the Elan Hotel brand exposes us to potential risks, including risks in developing the brand network.

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

•                  JI Hotel is our organically developed mid-scale brand. As of December 31, 2014, we had 117 JI Hotels in operation and an additional 76 JI Hotels under development. We plan to further expand the JI Hotel network through both the lease model and the manachise model. However, we may not be able to successfully identify, secure and develop in a timely fashion additional JI Hotels under the lease model or to successfully compete for franchise agreements for additional JI Hotels. The accelerated development of JI Hotels exposes us to potential risks, including risks associated with high capital expenditures and uncertain financial outcome.

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

In addition, we cannot guarantee the size and profitability of the various market segments that each new brand is targeting. The business models of these six new brands are not proven and we cannot guarantee that they can generate return comparable to the established HanTing Hotel brand. The process of developing new brands may divert management attention and resources from our established HanTing Hotel brand. We may not be able to find competent management staff to lead and manage the execution of the multi-brand business strategy. If we are unable to successfully execute our multi-brand strategy to target various market segments, we may be unable to generate revenues from these market segments in the amounts and by the times we anticipate, or at all, and our business, competitive position, financial condition and prospects may be adversely affected.

Our operations may suffer from effect of business uncertainties resulting from announcement of the proposed strategic alliance with Accor S.A.

In December 2014, we entered into agreements with Accor S.A. (“Accor”) to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor, and announced the strategic alliance on the same date. We entered into a master purchase agreement pursuant to which we agreed to acquire and Accor agreed to sell, all of the issued and outstanding shares of certain wholly-owned subsidiaries of Accor engaged in the business of owning, leasing, franchising, operating and managing hotels under Accor brands in the midscale and economy market in the PRC, Taiwan and Mongolia. On the same date, we also entered into a securities purchase agreement, pursuant to which we agreed to issue ordinary shares to Accor which will represent up to 10% of our ordinary shares outstanding after the issuance and to grant to Accor a right to nominate a member of our board of directors. The precise number of ordinary shares to be issued to Accor will be determined based on the adjusted valuation of the hotel business that we are to acquire and a number of shares that Accor elects to purchase for cash consideration. Closings under the two agreements are conditional upon each other, as well as upon the completion of certain corporate restructure, receipt of antitrust approval which we have obtained in March 2015 and other closing conditions. In connection with the two agreements, we and Accor also entered into or will enter into at closing a number of additional documents, including, among others, brand franchise agreements granting us exclusive franchise rights in respect of certain Accor brands. Uncertainty about the effect of the proposed transactions with Accor may have an adverse effect on our business. Such uncertainty may impair our ability to attract, retain and motivate key personnel, including our executive leadership and could cause suppliers, financial counterparties and others to seek to change existing business relationship with us. We have incurred, and will continue to incur, costs, expenses, and fees for professional services and other transaction costs in connection with the proposed transactions, which may not be recoverable if the transactions are not completed.

The market price for our ADSs has been volatile due to our announcement of the proposed strategic alliance with Accor and may continue to be volatile as a result of further development of the proposed transactions. If the proposed transactions do not close or the signed agreements are terminated for some reason, the market price for our ADSs may drop.

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

Acquisitions, financial investment or strategic investment may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition.

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, we invested in UBOX International Holdings Co Limited (“UBOX”) in 2012 and in China Quanjude (Group) Co., Ltd. (“Quanjude”) and Beijing GOOAGOO Technology Service Co., Ltd. (“GOOAGOO”) in 2014. The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. In addition, following completion of an acquisition or investment, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of benefits after integration and the actual cost of delivering such benefits may exceed the anticipated cost. Any difficulties encountered in the acquisition or investment and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition. If a financial or strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.

Our legal right to lease certain properties could be challenged by property owners or other third parties or subject to government regulation.

We do not hold any land use rights with respect to the land on which our hotels are located nor do we own any of the hotel properties we operate. Instead, a substantial part of our business model relies on leases with third parties who either own or lease the properties from the ultimate property owners. We also grant franchises to hotel operators who may or may not own their hotel properties. We cannot assure you that the land use rights and other property rights with respect to properties we currently lease, manachise or franchise for our existing hotels will not be challenged. For example, as of December 31, 2014, our lessors failed to provide the property ownership certificates and/or the land use rights certificates for 64 properties that we lease for our hotel operations. While we have performed our due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties that these lessors provided us with, we cannot assure you that our rights under those leases will not be challenged by other parties including government authorities.

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

Our lessors are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, properties used for hotel operations and the underlying land should be approved for commercial use purposes by competent government authorities. In addition, before any properties located on state-owned land with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from the competent government authorities. As of December 31, 2014, the lessors of approximately a quarter of our executed lease agreements subject to this approval requirement did not obtain the required governmental approvals. Such failure may subject the lessors or us to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to operate our leased hotels. While many of our lessors have agreed to indemnify us against our losses resulting from their failure to obtain the required approvals, we cannot assure you that we will be able to successfully enforce such indemnification obligations against our lessors. As a result, we may suffer significant losses resulting from our lessors’ failure to obtain required approvals to the extent that we could not be fully indemnified by our lessors.

Our success could be adversely affected by the performance of our manachised and franchised hotels and defaults or wrongdoings of our franchisees may affect our reputation, which would adversely affect the results of our operations.

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have less control compared to our leased hotels. As of December 31, 2014, we manachised and franchised approximately 69.4% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our national presence in China. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control and our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting the results of our operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. If any of our franchisees defaults or commits wrongdoings, there could be situations where the franchisee is not in a position to sufficiently compensate us for losses which we may have suffered as a result of such defaults or wrongdoings. While we ultimately can take action to terminate our franchisees that do not comply with the terms of our franchise agreements or commit wrongdoings, we may not be able to identify problems and make timely responses and, as a result, our image and reputation may suffer, which may have a material adverse effect on our results of operations.

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

We incurred net losses attributable to our company of RMB111.6 million and RMB136.2 million in 2007 and 2008, respectively. Although we had net income attributable to our company of RMB42.5 million, RMB215.8, RMB114.8 million, RMB174.9 million, RMB279.9 million and RMB307.3 million (US$49.5 million) in 2009, 2010, 2011, 2012, 2013 and 2014 respectively, as we expect our costs to increase as we continue to expand our business and operations, we may incur losses in the future. We cannot assure you that we will achieve or sustain profitability in the future.

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

Our business involves collecting and retaining large volumes of internal and customer data, including credit card numbers and other personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our business operations as well as our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information.  We are required by applicable laws to keep strictly confidential of the personal information that we collect, and to take adequate security measures to safeguard such information. Our current security measures and those of our third-party service providers may not be adequate for the protection of our customer, employee or company data. For instance, we have been involved in a law suit where a customer alleged that we disclosed his personal information. We may face similar litigations in the future. In addition, computer hackers, foreign governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. It is also possible that unauthorized access to our proprietary internal and customer data may be obtained through inadequate use of security controls. The laws and regulations applicable to security and privacy are becoming increasingly important in China. Any theft, loss, fraudulent, unlawful use or disclosure of customer, employee or company data could harm our reputation or result in remedial and other costs, liabilities, fines or lawsuits.

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

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy. We have received copyright registration certificates for 13 of our major proprietary information systems and for our operational system. However, none of our other proprietary information system have been patented, copyrighted or otherwise registered as our intellectual property.

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

Our managerial and other employees manage our hotels and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brands and reputation. In general, employee turnover, especially those in lower-level positions, is relatively high in the lodging industry. As a result, it is important for us to retain as well as attract qualified managerial and other employees who are experienced in lodging or other consumer-service industries. There is a limited supply of such qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In addition, we need to hire qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our hotels in various geographic locations. We must also provide continuous training to our managerial and other employees so that they have up-to-date knowledge of various aspects of our hotel operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease, which in turn, may have a material and adverse effect on our business.

Our current employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the labor contract law in 2008, and amended it on December 28, 2012. The labor contract law imposes requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of fixed-term employment contracts.  Considering the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the labor contract law, and the interpretation and implementation of these regulations are still evolving, we cannot assure you that our employment practices do not, or will not, violate the labor contract law and related regulations or that we will not be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. In addition, a significant number of our employees are dispatched from third-party human resources companies, which are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees.  According to a new regulation on labor dispatch, which was promulgated in December 2013 to implement the provisions of the labor contract law in this regard, a company is permitted to use dispatched employees for up to 10% of its labor force and the companies currently using dispatched employees are given a two-year grace period after March 1, 2014 to comply with this limit. We may not be able to continue our current practice under the labor contract law and the new regulation, which would increase our human resources administration expenses. Even if we continue this practice within the limit, we may be held jointly liable under the labor contract law for any damages to such employees caused by these human resources companies including lost wages, if the human resources company fails to pay such employees their wages and other benefits. If we are subject to large penalties or fees related to the labor contract law, our business, financial condition and results of operations may be materially and adversely affected. To comply with the labor dispatch regulation, we are in the process of reducing the percentage of dispatched employees by using service outsourcing arrangement.  Under the service outsourcing arrangement, we will enter into a service outsourcing agreement with a service outsourcing firm and relevant employees will be deemed as employees of this service outsourcing firm.  However, since the current labor dispatch regulation does not clearly define the distinction of labor dispatch and service outsourcing, we cannot rule out the possibility that our service outsourcing arrangement may be considered as labor dispatch by the relevant PRC government.

In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with our employees in the employment contracts or confidentiality agreements, we have to compensate our employees on a monthly basis during the term of the restriction period after the termination or ending of the employment contract, which may cause extra expenses to us.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2014. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may not be able to develop hotel properties on a timely or cost-efficient basis, which may adversely affect our growth strategy and business.

We develop all of our leased hotels directly. Our involvement in the development of properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or forgone revenue. We may be unable to recover development costs we incur for projects that do not reach completion. Properties that we develop could become less attractive due to market saturation or oversupply, and as a result we may not be able to recover development costs at the expected rate, or at all. Furthermore, we may not have available cash to complete projects that we have commenced, or we may be unable to obtain financing for the development of future properties on favorable terms, or at all. If we are unable to successfully manage our hotel development to minimize these risks, our growth strategy and business prospects may be adversely affected.

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

We conduct substantially all of our business operations in China. As the lodging industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount and degree of government involvement and influence on the level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past over 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

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

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2014, we were obligated to demolish one leased hotel due to local government zoning requirements. As a result, we wrote off property and equipment of RMB4.0 million associated with this hotel and received cash compensation of RMB4.0 million. In addition, as of December 31, 2014, we were notified by local government authorities that we may have to demolish two additional leased hotels due to local zoning requirements. Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate.  In 2014, we were obligated to demolish three manachised hotels due to local government zoning requirements. We cannot assure you that similar demolitions, termination of franchise agreements or interruptions of our hotel operations due to zoning or other local regulations will not occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

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

On July 4, 2014, the State Administration of Foreign Exchange, or the SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles issued by SAFE in October 2005, or Circular 75. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a ‘‘special purpose vehicle.’’ See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Offshore Financing” for discussions of the registration requirements and the relevant penalties.

We attempt to comply, and attempt to ensure that our shareholders and beneficial owners of our shares who are subject to these rules comply, with the relevant requirements. We cannot provide any assurance that our shareholders and beneficial owners of our shares who are PRC residents have complied or will comply with the requirements imposed by Circular 37 or other related rules either. Any failure by any of our shareholders and beneficial owners of our shares who are PRC residents to comply with relevant requirements under this regulation could subject such shareholders, beneficial owners and us to fines or sanctions imposed by the PRC government, including limitations on our relevant subsidiary’s ability to pay dividends or make distributions to us and our ability to increase our investment in China, or other penalties that may adversely affect our business operations.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2014, a total of RMB105.6 million (US$17.0 million) was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011 the Chinese affiliates of the ‘‘big four’’ accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US law and Chinese law.  Specifically, for certain US listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents.  The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission (“CSRC”).

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm).  A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms.  The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC.  On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC.  Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC.   The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC.  If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.  Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs has been and may continue to be volatile.

The market price for our ADSs has been volatile and has ranged from a low of US$19.99 to a high of US$31.25 on the NASDAQ Global Select Market in 2014. The market price is subject to wide fluctuations in response to various factors, including the following:

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

As of March 31, 2015, our founder, Mr. Qi Ji, who is also our executive chairman and chief executive officer, and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially own approximately 46.4% of our outstanding ordinary shares on an as-converted basis. See “Item 7. Major Shareholders.” The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.

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

In May 2012, we acquired a 51% equity interest in Starway HK, a mid-scale hotel chain and increased our hotel brands to four brands. In December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. In addition, we launched Manxin Hotels & Resorts in October 2013, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013, and Elan Hotel, a new economy hotel brand targeting business travelers, young customers and urban tourists, in September 2014.  In November 2012, we changed the Chinese trade name of our Company from “HanTing Hotel Group” to “HuaZhu Hotel Group”.

In December 2014, we entered into agreements with Accor to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. We entered into a master purchase agreement with Accor, pursuant to which we agreed to acquire and Accor agreed to sell, all of the issued and outstanding shares of certain wholly-owned subsidiaries of Accor engaged in the business of owning, leasing, franchising, operating and managing hotels under Accor brands in the midscale and economy market in the PRC, Taiwan and Mongolia. On the same date, we also entered into a securities purchase agreement, pursuant to which we agreed to issue ordinary shares to Accor which will represent up to 10% of our ordinary shares outstanding after issuance and to grant to Accor a right to nominate a member of our board of directors. The precise number of ordinary shares to be issued to Accor will be determined based on adjusted valuation of the hotel business that we are to acquire and a number of shares that Accor elects to purchase for cash consideration. Closings under the two agreements are conditional upon each other, as well as upon the completion of certain corporation restructure, receipt of antitrust approvals which we have obtained in March 2015 and other customary closing conditions.

In connection with the master purchase agreement and securities purchase agreement, we and Accor also entered into, or will enter into at closing, a number of additional agreements, including, among others, (i) brand franchise agreements pursuant to which Accor will grant to us exclusive franchise rights in respect of certain Accor brands in the midscale and economy market in the PRC, Taiwan and Mongolia including Grand Mercure, Novotel, Mercure, Ibis and Ibis Styles; all hotels under these brands will continue to be managed under Accor’s brand standards and have all benefits of all of Accor’s international distribution and loyalty platforms, and will participate in our loyalty and distribution platforms and benefit from our on-the-group support; (ii) a subscription agreement pursuant to which we will acquire a 10% equity interest in an Accor controlled entity engaged in the business of owning, leasing, franchising, operating and managing hotels under Accor brands in the luxury and upscale market in Hong Kong, Macau, Taiwan, the PRC and Mongolia and midscale and economy market in Hong Kong and Macau; and (iii) a registration rights agreement in favor of Accor in respect of our ordinary shares it will acquire pursuant to the securities purchase agreement.

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

4.B. Business Overview

We are a leading and fast-growing multi-brand hotel group in China with leased, manachised and franchised models. Under the lease model, we directly operate hotels typically located on leased properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2014, we had 611 leased hotels, 1,376 manachised hotels and 8 franchised hotels in operation and 29 leased hotels and 644 manachised hotels under development.

As of the date of this annual report, we offer seven hotel brands that are designed to target distinct segments of customers:

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

•                  Elan Hotel, our economy hotel product which targets business travelers, young customers and urban tourists. Elan Hotel is committed to provide a unique business and travel life experience for its guests;

•                  HanTing Hotel, our economy hotel product which targets knowledge workers and value- and quality-conscious travelers, originally marketed under the name of HanTing Express Hotel; and

•                  Hi Inn, our budget hotel product which targets practical and price-conscious travelers, originally marketed under the name of HanTing Hi Inn.

As a result of our customer-oriented approach, we believe that we have developed strong brand recognition and a loyal customer base. In 2014, more than 85% of our room nights were sold to individual and corporate members of HuaZhu Club, our loyalty program.

Our operations commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our total revenues grew from RMB3,419.3 million in 2012 to RMB5,265.2 million (US$848.6 million) in 2014. We had net income attributable to our company of RMB174.9 million, RMB279.9 million and RMB307.3 million (US$49.5 million) in 2012, 2013 and 2014, respectively. We had net cash provided by operating activities of RMB715.7 million, RMB1,070.2 million and RMB1,454.0 million (US$234.3 million) in 2012, 2013 and 2014, respectively.

We have received many awards for our business performance, including the “Top 60 China’s Hotel Group in 2013” award from China Tourist Hotels Association in 2014,  the “Industry’s Most Influential Brand” award from the Third China Finance Summit in 2014, the “China’s Outstanding Mid-Scale Hotel brand of 2013” award for our JI Hotel from Hotel Modernization magazine in 2013, the “Chinese Hotel Industry’s Influential Brand” award from China Brand Leaders Alliance, the “Hotel Chain Brand with the Most Value of Investment and Development in 2013” and the “Hotel Chain Brand with the Highest Consumer Satisfaction in 2013” awards from the Global Times, the “Top One Enterprise in the Sixth High Growth Enterprises Selection” organized by the Entrepreneur Magazine in 2013, the “Brand with the Most Space to Grow” award from Shanghai Morning Post in 2012, the “Best Budget Hotel” award from China Tourism Gold List by Traveler magazine in 2011, the “Best Economy Hotel Brand of China” award at the sixth China Hotel Starlight Awards in 2011, the “Most Competitive Franchisor Brand in China in 2011 Award” from the Twelfth China Commercial Real Estate Investment Promotion Conference in 2011.

Our Hotel Network

As of December 31, 2014, we operated 1,995 hotels in China. We have adopted a disciplined return-driven development model aimed at achieving high growth and profitability. As of December 31, 2014, our hotel network covers 300 cities in 31 provinces and municipalities across China. As of December 31, 2014, we had an additional 673 leased and manachised hotels under development.

The following table sets forth a summary of all of our hotels as of December 31, 2014.

	Leased Hotels	Manachised Hotels	Franchised Hotels	Leased Hotels Under Development(1)	Manachised Hotels Under Development(1)
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	180	366	1	19	153
Other cities	431	1,010	7	10	491
Total	611	1,376	8	29	644

(1)         Include hotels for which we have entered into binding leases or franchise agreements but that have not yet commenced operations.  The inactive projects are excluded from this list according to management judgment.

The following table sets forth the status of our hotels under development as of December 31, 2014.

	Pre-conversion Period(1)	Conversion Period(2)	Total
Leased hotels	11	18	29
Manachised hotels	322	322	644
Total	333	340	673

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

Among 29 leased hotels under development as of December 31, 2014, we had 11 leased hotels during pre-conversion period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and had 18 leased hotels during conversion period, for which we have commenced conversion activities but that have not yet commenced operations. The anticipated completion dates for these leased hotels during conversion period range from February of 2015 to June of 2015. Total budgeted development costs for these leased hotels during conversion period, which primarily include construction costs for leasehold improvement and the furniture and equipment for hotel operation, were RMB300.5 million (US$48.4 million), of which RMB132.6 million (US$21.4 million) was incurred as of December 31, 2014. The average development costs per square meter for completed leased hotels in 2014 were RMB1,909 (US$307.7). The franchisees are responsible for development costs for our manachised hotels and franchised hotels.

Leased hotels

As of December 31, 2014, we had 611 leased hotels, accounting for approximately 30.6% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 20 years. We generally enjoy an initial two- to six-month rent-free period. We generally pay fixed rent on a quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years. Our leases usually allow for extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. Four of our leases expired in 2014 and three were renewed prior to their expiration and one hotel closed. As of December 31, 2014, 16 of our leases were expected to expire in 2015. All of these 16 leases are subject to negotiation as of the date of this annual report.

The following table sets forth the number of our leases for hotels in operation and under development due to expire in the periods indicated as of December 31, 2014.

Number of Leases
2015	16
2016	12
2017	24
2018	22
2019	28
2020-2022	160
2023-2025	169
2026 and onward	209
Total	640

Manachised hotels

As of December 31, 2014, we had 1,376 manachised hotels, accounting for approximately 69.0% of our hotels in operation. The franchisees of our manachised hotels either lease or own their hotel properties and are required to invest in the renovation of their properties according to our product standards. We manage our manachised hotels and impose the same standards on all manachised hotels to ensure product quality and consistency across our hotel network. We appoint and train hotel managers who are responsible for hiring hotel staff and managing daily operation. We also provide our franchisees with services such as central reservation, sales and marketing support, quality assurance inspections and other operational support and information. Our franchisees are responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses. We believe the manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

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

Franchised hotels

As of December 31, 2014, we had 8 franchised hotels, accounting for approximately 0.4% of our hotels in operation. We collect fees from the franchisees of our franchised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. Services we provide to our franchised hotels generally include training, central reservation, sales and marketing support, quality assurance inspections and other operational support and information. We do not appoint hotel managers for our franchised hotels.

Our hotel chain has grown rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group in 2007. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Leased hotels	5	24	62	145	173	243	344	465	565	611
Manachised hotels	—	2	5	22	63	195	295	516	835	1,376
Franchised hotels	—	—	—	—	—	—	—	54	25	8
Total	5	26	67	167	236	438	639	1,035	1,425	1,995

Our Products

We began our current business of operating and managing a multi-brand hotel group in 2007. As of the date of this annual report, we offer seven hotel brands that are designed to target distinct segments of customers:

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

•                  Elan Hotel, our economy hotel product which targets business travelers, young customers and urban tourists. Elan Hotel is committed to provide a unique business and travel life experience for its guests;

•                  HanTing Hotel, our economy hotel product which targets knowledge workers and value- and quality-conscious travelers, originally marketed under the name of HanTing Express Hotel; and

•                  Hi Inn, our budget hotel product which targets practical and price-conscious travelers, originally marketed under the name of HanTing Hi Inn.

We believe that our multi-brand strategy provides us with a competitive advantage by (i) enabling us to open a larger number of hotels in attractive markets, (ii) capturing a greater share of the spending of customers whose lodging needs may change from occasion to occasion or evolve over time, and (iii) providing us a greater benefit of economy of scale through shared platforms.

Joya Hotel

In December 2013, we launched Joya Hotel. These hotels are typically located in areas close to major business and commercial districts in first and second tier cities, and typically have a rack price between RMB500 and RMB1,000 per room night. The Joya Hotel targets affluent travelers and corporate events. Joya Hotel is designed for guests to enjoy an all-inclusive service, including complimentary breakfast, afternoon tea, healthy snack, mini bar free drinks, gym, automatic massage cabins and other premium services. The rooms are equipped with high-speed fiber access, full wireless coverage and Bluetooth speakers. As of December 31, 2014, we had three Joya Hotel in operation and an additional two Joya Hotel under development.

Manxin Hotels & Resorts

In October 2013, we launched Manxin Hotels & Resorts. These hotels are typically located in holiday resort areas, and typically have a rack price between RMB400 and RMB1,000 per room night. The Manxin Hotels & Resorts is our mid-to-upscale brand concept targeting leisure travelers, families and small-scale corporate events. Manxin Hotels & Resorts targets popular vacation destinations. Manxin Hotels & Resorts offers high quality rooms, rich breakfast buffet, lunch, afternoon tea, dinner and Chinese style housekeeping services. As of December 31, 2014, we had one Manxin Hotels & Resorts in operation and additional two Manxin Hotels & Resorts under development.

JI Hotel

JI Hotel, which was previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotels, is typically located in city centers or central business districts. Typically priced between RMB250 and RMB500 per room night, these hotels target travelers who seek a quality experience in hotel stays. JI Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels offer complimentary wireless Internet access throughout the premises, spacious lobbies with laser printers, computers, free drinks, and a cafe serving breakfast and simple meals. As of December 31, 2014, we had 117 JI Hotels in operation and an additional 76 JI Hotels under development.

Starway Hotel

Typically priced between RMB250 and RMB600 per room night, Starway Hotels vary in their designs and target middle class travelers who seek a spacious room, reasonable price and guaranteed quality. Starway Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels typically offer complimentary Internet access throughout the premises, spacious lobbies and meeting areas with complimentary tea and coffee. As of December 31, 2014, we had 55 Starway Hotels in operation and an additional 45 leased and manachised Starway Hotels under development.

Elan Hotel

In September 2014, we launched Elan Hotels. Elan Hotel is our economy hotel product which targets business travelers, young customers and urban tourists, and is committed to provide a unique business and leisure life experience for the hotel guests. The hotels’ modern and nature design elements create a fresh and refreshing atmosphere for the hotel guests. Elan Hotel brand conveys the concept of enjoyment of life and nature. These hotels are typically priced between RMB 150 and RMB350 per room night. As of December 31, 2014, we had 13 Elan Hotels in operation and additional 65 Elan Hotels under development.

HanTing Hotel

Launched in 2007 and originally marketed under the name of HanTing Express Hotel, HanTing Hotel is our economy hotel product with the value proposition of “Quality, Convenience and Value.” These hotels are typically located in areas close to major business and commercial districts, and are priced between RMB150 and RMB350 per room night. The HanTing Hotel targets knowledge workers and value- and quality-conscious travelers. These hotels have lobbies with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. Rooms are equipped with a comfortable mattress, plush buckwheat and cotton pillows, shower facilities, an outlet for free broadband Internet access, a working desk and chair, and universal and uninterruptable power sockets. As of December 31, 2014, we had 1,648 HanTing Hotels in operation and an additional 374 HanTing Hotels under development.

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inns are typically priced between RMB100 and RMB250 per room night and target rational and price-conscious travelers. These hotels offer compact rooms with comfortable beds and shower facilities and complimentary wireless Internet access throughout the premises. These hotels provide basic and clean accommodations. As of December 31, 2014, we had 158 Hi Inns in operation and an additional 109 Hi Inns under development.

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

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our HuaZhu University, previously known as HanTing College, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. Approximately 80% of our hotel managers have received training completion certificates. Our HuaZhu University also rolled out a new-hire training package in October 2009 to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. In 2014, our hotel-based staff and corporate staff on average have received approximately 60 and 40 hours of training, respectively.

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

Central reservation system. We have a real-time central reservation system available 24 hours a day, seven days a week. Our central reservation system allows reservations through multiple channels including our website, mobile apps, call center, third-party travel agents and online reservation partners. The real-time inventory management capability of the system improves the efficiency of reservations, enhances customer satisfaction and maximizes our profitability.

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

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2014, 92% of our room nights were sold through our own sales platforms and the remaining 8% of our room nights through intermediaries.

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

A key component of our marketing efforts is the HuaZhu Club, our loyalty program, which covers all of our brands. We believe the HuaZhu Club loyalty program allow us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. A majority of individual members of the HuaZhu Club pay to enroll in the program. As of December 31, 2014, our HuaZhu Club had more than 31 million members. In 2014, more than 85% of our room nights were sold to our HuaZhu Club members. Members of the HuaZhu Club are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures and other benefits. HuaZhu Club members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels. These points can be redeemed for gifts or free nights in our hotels. We also have joint promotional programs with leading financial institutions and airlines to recruit new members of our loyalty program. The HuaZhu Club includes four levels of membership: star, silver, gold and platinum. Star membership is the entry level and can be obtained from online registration for free. We charge RMB39 as the one-time membership fee for the silver membership. The one-time membership fee for the gold membership is RMB198 or RMB159, if purchased as an existing silver member. Memberships can be upgraded to the next level upon the satisfaction of certain conditions. HuaZhu Club was previously known as HanTing Club. We renamed HanTing Club as HuaZhu Club in 2013.

Our marketing activities also include Internet advertising, press and sponsored activities held jointly with our corporate partners and advertisements on travel and business magazines.

Competition

The lodging industry in China is highly fragmented. A significant majority of the room supply has come from stand-alone hotels, guest houses and other lodging facilities. In recent years hotel groups emerged and began to consolidate the market by converting standalone hotels into members of their hotel groups. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate. Our HanTing Hotels mainly compete with Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel groups and stand-alone hotels, and certain international brands such as Super 8. We also compete with two- and three-star hotels, as we offer rooms with amenities comparable to many of those hotels. Our JI Hotels and Starway Hotels face competition from existing three-star and certain four-star hotels, boutique hotels whose price could be comparable and a few hotel chains such as Vienna Hotels and Holiday Inn Express. Our Hi Inns compete mainly with stand-alone guest houses, low-price hotels and budget hotel chains such as Pod Inns, 99 Inns and 100 Inns. Our Joya Hotels and Manxin Hotels & Resorts compete with existing four-star and five-star hotels. Our Manxin Hotels & Resorts also competes with boutique resort hotels. Our Elan Hotels compete with existing economy hotel chains such as 7 Days Inn, Home Inns and GreenTree Inn.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.

As of December 31, 2014, we have registered 253 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. An additional 96 trademark applications are under review by the authority. We have also registered one trademark in each of Singapore, Macau, Taiwan and Hong Kong and three trademarks in Korea. We have filed three trademark applications both in Thailand and Malaysia, which are under review by the authority in Thailand and Malaysia. As of December 31, 2014, we have applied for and received five patents in the PRC.  We have also received copyright registration certificates for 13 software programs developed by us as of December 31, 2014. In addition, we have registered 129 national and international top-level domain names, including www.htinns.com, www.hantinghotels.com and www.huazhu.com as of December 31, 2014.

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

Regulations on Share Capital

In October 2005, the SCNPC issued the newly amended Company Law of the People’s Republic of China, which became effective on January 1, 2006. In April 2006, the SAIC, the MOC, the General Administration of Customs and the SAFE jointly issued the Implementation Opinions on Several Issues regarding the Laws Applicable to the Administration of Approval and Registration of Foreign-invested Companies. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contribution to the registered capital of the foreign-invested company. On June 17, 2014, the MOC issued the Notice of the Ministry of Commerce on Improving the Administration of Foreign Investment Review.  Pursuant to which, restrictions or requirements on the percentage of initial capital contribution, the percentage of cash contribution and the period of contribution imposed on foreign-invested companies (including companies invested by investors from Taiwan, Hong Kong and Macao regions) are abolished.  A company which proposes to reduce its registered capital shall prepare a balance sheet and a list of assets. The company shall notify its creditors within ten days from the date of resolution on reduction of registered capital and publish an announcement on the newspapers within 30 days. The creditors may, within 30 days from receipt of the notice or within 45 days from the announcement date, require the company to settle the debts or provide corresponding guarantee

Regulations on Dividend Distribution

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

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which became effective and suspended Circular 75 on the same date, and Circular 37 shall prevail over any other inconsistency between itself and relevant regulations promulgated earlier.  Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle”.  Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefit.  A registered special purpose vehicle is required to amend its SAFE registration or file with respect to such vehicle in connection with any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local SAFE branch before exercising such options.  The SAFE simultaneously issued a series of guidance to its local branches with respect to the implementation of Circular 37. Under Circular 37, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations.  See “Risk Factors—Risks related to our business—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

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

Regulations on Labor Contracts

The labor contract law that became effective on January 1, 2008, as amended on December 28, 2012, seeks to clarify the responsibilities of both employers and employees and codifies certain basic rights and protections of employees. Among others, the labor contract law provides that after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract. In addition, employees who have been employed for more than ten years by the same employer are entitled to require a non-fixed-term contract. The labor contract law also requires that the employees dispatched from human resources outsourcing firms or labor agencies be limited to temporary, auxiliary or substitute positions. Furthermore, an employer may be held jointly liable for any damages to its dispatched employees caused by its human resources outsourcing firm or labor agency if it hired such employees through these entities. According to the Interim Provisions on Labor Dispatch, which was promulgated in December 2013 to implement the provisions of the labor contract law regarding labor dispatch, a company is permitted to use dispatched employees for up to 10% of its labor force and the companies currently using dispatched employees are given a two-year grace period after March 1, 2014 to comply with this limit.

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

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 31, 2015.

The following table sets forth summary information for our significant subsidiaries as of March 31, 2015.

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

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China and occupy nearly 8,300 square meters of office space, about 1,500 square meters of which is owned by us and the rest is leased. As of December 31, 2014, we leased 611 out of our 1,995 hotel facilities with an aggregate size of approximately 2.9 million square meters, including approximately 72,000 square meters subleased to third parties. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

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

Overview

We are a leading and fast-growing multi-brand hotel group in China with leased, manachised and franchised models. Under the lease model, we directly operate hotels typically located on leased properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2014, we had 611 leased, 1,376 manachised and 8 franchised hotels in operation and 29 leased hotels and 644 manachised hotels under development.

As of the date of this annual report, we offer seven hotel brands that are designed to target distinct segments of customers:

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

•                  Elan Hotel, our economy hotel product which targets business travelers, young customers and urban tourists. Elan Hotel is committed to provide a unique business and travel life experience for its guests;

•                  HanTing Hotel, our economy hotel product which targets knowledge workers and value- and quality-conscious travelers, originally marketed under the name of HanTing Express Hotel; and

•                  Hi Inn, our budget hotel product which targets practical and price-conscious travelers, originally marketed under the name of HanTing Hi Inn.

As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2014, more than 85% of our room nights were sold to members of HuaZhu Club, our loyalty program.

Our operations commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our total revenues grew from RMB3,419.3 million in 2012 to RMB5,265.2 million (US$848.6 million) in 2014. We had net income attributable to our company of RMB174.9 million, RMB279.9 million and RMB307.3 million (US$49.5 million) in 2012, 2013 and 2014, respectively. We had net cash provided by operating activities of RMB715.7 million, RMB1,070.2 million and RMB1,454.0 million (US$234.3 million) in 2012, 2013 and 2014, respectively.

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

•                  The number of new leased hotels under development. Generally, the operation of each leased hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased hotels generally incur pre-opening expenses ranging from approximately RMB0.5 to RMB6.0 million per hotel and generate no revenue. During periods when a large number of new leased hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.

•                  The mix of mature leased hotels, new leased hotels ,manachised hotels and franchised hotels. When a new hotel starts operation and goes through the ramp-up stage, the occupancy rate is relatively low and the room rate may be subject to discount. Revenues generated by these hotels are lower than those generated by mature hotels and may be insufficient to cover their operating costs, which are relatively fixed in nature and are similar to those of mature hotels. The lower profitability during the ramp-up stage for leased hotels may have a significant negative impact on our financial performance. The length of ramp-up stage may be affected by factors such as hotel size, seasonality and location. New hotels opened in lower-tier cities generally have longer ramp-up period. On average, it takes our hotels approximately six months to ramp up. We define mature leased hotels as those that have been in operation for more than six months. Our mature leased hotels have been and will continue to be the main contributor to our revenues and profit.

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

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 1,035 in 2012 to 1,995 in 2014 and our total hotel room-nights available for sale increased from 33.2 million in 2012 to 65.3 million in 2014. The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of and for the dates and periods indicated.

	As of December 31,
	2012	2013	2014
Total hotels in operation	1,035	1,425	1,995
Leased hotels	465	565	611
Manachised hotels	516	835	1,376
Franchised hotels	54	25	8
Total hotel rooms in operation	113,650	152,879	209,955
Leased hotels	54,694	65,836	72,335
Manachised hotels	53,381	84,437	136,689
Franchised hotels	5,575	2,606	931
Total hotel room-nights available for sale	33,204,656	48,092,877	65,321,955
Leased hotels	16,704,181	21,731,349	25,286,195
Manachised hotels	14,655,177	25,293,118	39,542,356
Franchised hotels	1,845,298	1,068,410	493,404
Number of cities	171	249	300

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

	Year Ended December 31,
	2012	2013	2014
RevPAR (in RMB)
Leased hotels	173	168	169
Manachised hotels	163	159	153
Total hotels in operation	168	163	159
Average daily room rate (in RMB)
Leased hotels	184	187	190
Manachised hotels	172	174	172
Total hotels in operation	178	180	179
Occupancy rate (as a percentage)
Leased hotels	94	90	89
Manachised hotels	95	92	89
Total hotels in operation	94	91	89
Weight of hotel room-nights available for sale contributed by leased hotels less than 6 months (as a percentage)	13	12	7

RevPAR may change from period to period due to (i) the change in the mix of our leased hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The total hotel RevPAR in 2014 is lower than that in 2013, mainly as a result of the relatively soft overall market and the city mix shifting toward lower-tier cities, in particular a higher percentage of newly-opened hotels in lower-tier cites as a result of the our accelerated growth in manachise business nationwide. The total hotel RevPAR in 2013 is lower than that in 2012, mainly as a result of the relatively soft overall market and the city mix shifting toward lower-tier cities.

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

	For the Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014

RevPAR (in RMB):
Leased hotels	152	172	179	166	151	174	184	166
Manachised hotels	146	162	171	155	143	158	166	145
Total leased and manachised hotels in operation	149	167	175	160	146	164	173	153

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

	For the Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Number of hotels in operation for at least 18 months	570	628	674	757	841	959	1,049	1,178
RevPAR (RMB)	165	185	190	173	157	176	183	161
Same-hotel RevPAR change (as a percentage)	1	0	1	1	-1	0	0	-3

Financial Key Performance Indicators

Our financial key performance indicators consist of (i) revenues, (ii) operating costs and expenses, (iii) EBITDA and adjusted EBITDA, (iv) hotel income and (v) net cash provided by operating activities.

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

	Year Ended December 31,
	2012		2013		2014
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Revenues:
Leased hotels	3,069,431	89.8	3,870,887	87.6	4,522,431	728,884	85.9
Manachised and franchised hotels	349,847	10.2	549,958	12.4	742,797	119,717	14.1
Total revenues	3,419,278	100.0	4,420,845	100.0	5,265,228	848,601	100.0
Less: Business tax and related taxes	194,751	5.7	252,216	5.7	300,500	48,432	5.7
Net revenues	3,224,527	94.3	4,168,629	94.3	4,964,728	800,169	94.3

•                  Leased Hotels. In 2012, we generated revenues of RMB3,069.4 million from our leased hotels, which accounted for 89.8% of our total revenues for the year. In 2013, we generated revenues of RMB3,870.9 million from our leased hotels, which accounted for 87.6% of our total revenues for the year. In 2014, we generated revenue of RMB4,522.4 million (US$728.9 million) from our leased hotels, which accounted for 85.9% of our total revenues for the year. We expect that revenues from our leased hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future. As of December 31, 2014, we had 29 leased hotels under development.

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

Our revenues generated from leased hotels are significantly affected by the following two operating measures:

•                  The total number of room nights available from the leased hotels in our hotel group. The future growth of revenues generated from our leased hotels will depend significantly upon our ability to expand our hotel group into new locations in China and maintain and further increase our RevPAR at existing hotels. As of December 31, 2014, we had entered into binding contracts with lessors of 29 properties for our leased hotels, which are currently under development.

•                  RevPAR achieved by our leased hotels, which represents the product of average daily rates and occupancy rates. To understand factors impacting our RevPAR, please see “— Non-financial Key Performance Indicators — RevPAR.”

•                  Manachised and Franchised Hotels. In 2012, we generated revenues of RMB349.8 million from our manachised and franchised hotels, which accounted for 10.2% of our total revenues for the year, among which the revenues we generated from our franchised hotels were insignificant. In 2013, we generated revenues of RMB550.0 million from our manachised and franchised hotels, which accounted for 12.4% of our total revenues for the year.  In 2014, we generated revenues of RMB742.8 million (US$119.7 million) from our manachised hotels, which accounted for 14.1% of our total revenues for the year. We expect that revenues from our manachised hotels will increase in the foreseeable future as we add more manachised hotels in our hotel group. We also expect the number of our manachised hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2014, we had 644 manachised hotels under development.

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

We collect fees from our franchisees and do not bear the loss, if any, incurred by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for manachised hotels typically run for an initial term of eight to ten years. Our franchisees are generally required to pay us a one-time franchise fee ranging between RMB100,000 and RMB300,000. In general, we charge a monthly franchise fee of approximately 5% of the total revenues generated by each manachised hotel. We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee to service customers who join our HuaZhu Club loyalty program at the manachised hotels. Furthermore, we employ and appoint hotel managers for the manachised hotels and charge the franchisees a monthly fee for such service.

•                  Franchised Hotels. Under our typical franchise agreements, we provide our franchisees with training, central reservation, sales and marketing support, quality assurance inspections and other operational support and information services. We do not appoint hotel managers for our franchised hotels. We collect fees from the franchisees of our franchised hotels and do not bear any loss or share any profit incurred or realized by our franchisees.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, selling and marketing expenses, general and administrative expenses and pre-opening expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2012		2013		2014
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Net revenues	3,224,527	100.0	4,168,629	100.0	4,964,728	800,169	100.0
Operating costs and expenses
Hotel operating costs:
Rents	916,357	28.4	1,255,663	30.1	1,543,651	248,791	31.1
Utilities	215,768	6.7	273,314	6.5	323,837	52,193	6.5
Personnel costs	505,773	15.7	638,511	15.3	788,973	127,159	15.9
Depreciation and amortization	337,162	10.5	453,062	10.9	558,833	90,068	11.3
Consumables, food and beverage	333,245	10.3	391,715	9.4	454,795	73,300	9.2
Others	145,597	4.5	169,401	4.1	207,938	33,514	4.1
Total hotel operating costs	2,453,902	76.1	3,181,666	76.3	3,878,027	625,025	78.1
Selling and marketing expenses	102,814	3.2	138,129	3.3	187,435	30,209	3.8
General and administrative expenses	224,111	7.0	284,756	6.8	342,128	55,141	6.9
Pre-opening expenses	230,690	7.2	211,284	5.1	186,325	30,030	3.8
Total operating costs and expenses	3,011,517	93.5	3,815,835	91.5	4,593,915	740,405	92.6

•                  Hotel Operating Costs. Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and manachised hotels. Leased hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs in absolute amount will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our total revenue may change from period to period mainly driven by three factors, namely, (i) the hotel operating costs as a percentage of revenues from our leased hotels, (ii) the operating costs, mainly personnel costs, as a percentage of revenues from the manachised and franchised business and (iii) the weight of manachised and franchised hotels in our revenue mix.

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

	Year Ended December 31,
	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Rents	191,538	186,656	163,155	26,296
Personnel cost	15,488	8,700	7,217	1,163
Others	23,664	15,928	15,953	2,571
Total pre-opening expenses	230,690	211,284	186,325	30,030

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Year Ended December 31,
	2012		2013		2014
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Hotel operating costs	2,592	12.4	4,948	16.2	6,830	1,101	21.4
Selling and marketing expenses	1,031	5.0	973	3.2	939	151	2.9
General and administrative expenses	17,214	82.6	24,547	80.6	24,168	3,895	75.7
Total share-based compensation expenses	20,837	100.0	30,468	100.0	31,937	5,147	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009, August 2010 and March 2015. We have granted options to purchase 2,838,795, nil and 319,480 of our ordinary shares in 2012, 2013 and 2014, respectively. We granted 2,554,405, 979,950 and 1,167,100 shares of restricted stock in 2012, 2013 and 2014, respectively. We recognized share-based compensation as compensation expenses in the statement of comprehensive income based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

EBITDA and Adjusted EBITDA. We use earnings before interest income, interest expense, tax expense (benefit) and depreciation and amortization, or EBITDA, a non-GAAP financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We also use Adjusted EBITDA, another non-GAAP measure, which is defined as EBITDA before share-based compensation expenses. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Non-GAAP Financial Data
EBITDA(1)	562,899	841,781	969,546	156,263
Adjusted EBITDA (1)	583,736	872,249	1,001,483	161,410

(1)         We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. Our calculation of EBITDA and Adjusted EBITDA does not deduct foreign exchange loss which was RMB2.0 million in 2012, or foreign exchange gain, which was RMB0.02 million in 2013, or foreign exchange loss, which was RMB0.2 million (US$0.04 million) in 2014. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA or Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor Adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA or Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or Adjusted EBITDA in the same manner as we do.

A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net income attributable to our company	174,887	279,858	307,348	49,536
Interest income	(14,554)	(6,856)	(23,162)	(3,733)
Interest expense	822	813	1,533	247
Tax expense	54,169	104,820	113,105	18,229
Depreciation and amortization	347,575	463,146	570,722	91,984
EBITDA (Non-GAAP)	562,899	841,781	969,546	156,263
Share-based compensation expenses	20,837	30,468	31,937	5,147
Adjusted EBITDA (Non-GAAP)	583,736	872,249	1,001,483	161,410

Hotel Income. Hotel income is the difference between net revenues and hotel operating costs. Hotel income was RMB1,086.7 million (US$175.1 million) for 2014, compared with RMB987.0 million for 2013. The year-over-year increase was mainly due to higher hotel income generated from our expanded network of manachised hotels and mature leased hotels.

We track Hotel Income separately for our leased hotels, as well as for manachised and franchised hotels. The hotel income from the leased hotels was RMB548.4 million (US$88.4 million) for the full year of 2014. The hotel income from the manachised and franchised hotels was RMB538.3 million (US$86.7 million) during the full year of 2014, or accounting for approximately 50% of total hotel income.

Net Cash Provided by Operating Activities. Our net cash provided by operating activities is primarily attributable to our net income, add-backs from share-based compensation expenses, depreciation and amortization and deferred rent and changes in deferred revenue and prepaid rent. We use net cash provided by operating activities to assess the cash generation capability and return profile of our business. Compared with EBITDA, net cash provided by operating activities neutralizes the impact of straight-line based rental accounting and timing difference in certain areas of revenue recognition when assessing the return profile and profitability of our business. We had net cash provided by operating activities of RMB715.7 million, RMB1,070.2 million and RMB1,454.0 million (US$234.3 million) in 2012, 2013 and 2014, respectively. The year-over-year increase was mainly due to the expansion of our hotel network. We expect that our net cash provided by operating activities will continue to increase as we further expand our hotel network.

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

China Lodging Singapore is subject to Singapore corporate income tax at a rate of 17% in 2014. No Singapore profit tax has been provided as we have not had assessable profit that was earned in or derived from Singapore during the years presented.

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

We account for hotel manager fees related to the hotels under the manachise program as revenues. Pursuant to the franchise agreements under the manachise program, we charge the franchisees fixed hotel manager fees to cover the manachised hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses that we incur on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2012, 2013 and 2014, the hotel manager fees that were recognized as revenue were RMB72.1 million, RMB116.9 million and RMB166.6 million (US$26.9 million), respectively.

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

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss in the China’s limited service hotel industry, tax planning strategy implemented and other tax planning alternatives. Prior to 2009, we had significant operating losses attributable to rapid expansion and related pre-opening costs incurred. As of December 31, 2012,  2013 and 2014, we had deferred tax assets generated from net loss carryforward after valuation allowance of RMB35.3 million, RMB39.4 million and RMB50.5 million (US$8.1 million), respectively. We expect many of our hotels that were put in operation since 2010 will become mature and generate sufficient taxable profit to utilize the substantial portion of the net loss carryforward. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in the period in which the allowance is recorded.

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

Share-Based Compensation

The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the vesting. We determine fair value of our share options as of the grant date using binomial option pricing model and the fair value of our nonvested restricted stocks as of the grant date based on the fair market value of the underlying ordinary shares. Under the binomial option pricing model, we make a number of assumptions regarding fair value including the expected price multiple at which employee are likely to exercise stock options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend yield. In July 2012, we granted (i) nonvested restricted stocks with market conditions, the fair value of which was determined using a Monte Carlo simulation, and (ii) options and nonvested restricted stocks with performance conditions.Determining the value of our share-based compensation expense in future periods also requires the input of subjective assumptions around estimated forfeitures of the underlying shares and likely future performance. The compensation expenses for the awards with performance conditions based upon our judgment of likely future performance and may be adjusted in future periods depending on actual performance. The compensation expenses for the awards with market conditions are recognized during the requisite service period, even if the market condition is never satisfied. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. We estimate our future performance based on our historical results. Our compensation charges may change based on changes to our assumptions.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of net revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

We have grown rapidly since we began our current business of operating and managing a multi-brand hotel group in 2007. Our relatively limited operating history makes it difficult to predict our future operating results. We believe that the year-to-year comparison of operating results should not be relied upon as being indicative of future performance.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	(RMB)	(US$)%
	(In thousands except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased hotels	3,069,431	95.2	3,870,887	92.9	4,522,431	728,884	91.1
Manachised and franchised hotels	349,847	10.8	549,958	13.2	742,797	119,717	15.0
Total revenues	3,419,278	106.0	4,420,845	106.1	5,265,228	848,601	106.1
Less: Business tax and related taxes	194,751	6.0	252,216	6.1	300,500	48,432	6.1
Net revenues	3,224,527	100.0	4,168,629	100.0	4,964,728	800,169	100.0
Operating costs and expenses(1):
Hotel operating costs	2,453,902	76.1	3,181,666	76.3	3,878,027	625,025	78.1
Selling and marketing expenses	102,814	3.2	138,129	3.3	187,435	30,209	3.8
General and administrative expenses	224,111	7.0	284,756	6.8	342,128	55,141	6.9
Pre-opening expenses	230,690	7.2	211,284	5.1	186,325	30,030	3.8
Total operating costs and expenses	3,011,517	93.5	3,815,835	91.5	4,593,915	740,405	92.6
Other operating income	6,723	0.3	27,750	0.6	18,551	2,990	0.5
Income from operations	219,733	6.8	380,544	9.1	389,364	62,754	7.9
Interest income	14,554	0.5	6,856	0.2	23,162	3,733	0.5
Interest expenses	822	0.1	813	0.0	1,533	247	0.0
Other income	2,208	0.1	1,907	0.0	4,749	765	0.1
Foreign exchange gain (loss)	(2,000)	(0.1)	21	0.0	(246)	(39)	0.0
Income before income taxes	233,673	7.2	388,515	9.3	415,496	66,966	8.5
Income tax expense	54,169	1.6	104,820	2.5	113,105	18,229	2.3
Net income	179,504	5.6	283,695	6.8	302,391	48,737	6.2
Less: net income (loss) attributable to noncontrolling interest	4,617	0.2	3,837	0.1	(4,957)	(799)	(0.1)
Net income attributable to China Lodging Group, Limited	174,887	5.4	279,858	6.7	307,348	49,536	6.3

Note: (1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	20,837	30,468	31,937	5,147

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Our net revenues increased by 19.1% from RMB4,168.6 million in 2013 to RMB4,964.7 million (US$800.2 million) in 2014.

•                  Leased Hotels. Revenues from our leased hotels increased by 16.8% from RMB3,870.9 million in 2013 to RMB4,522.4 million (US$728.9 million) in 2014. This increase was primarily due to our continued expansion of leased hotels from 565 hotels and 65,836 hotel rooms as of December 31, 2013 to 611 hotels and 72,335 hotel rooms as of December 31, 2014. The slight increase of RevPAR for our leased hotels from RMB168 in 2013 to RMB169 (US$27.2) in 2014 was also attributable to the increase.

•                  Manachised and Franchised Hotels. Revenues from our manachised and franchised hotels increased by 35.1% from RMB550.0 million in 2013 to RMB742.8 million (US$119.7 million) in 2014. This increase was primarily due to our continued expansion of manachised hotels from 835 hotels and 84,437 hotel rooms as of December 31, 2013 to 1,376 hotels and 136,689 hotel rooms as of December 31, 2014, partially offset by a decrease in RevPAR. RevPAR for our manachised hotels decreased from RMB159 in 2013 to RMB153 (US$24.7) in 2014, primarily due to the relatively soft overall market and the city mix shifting toward lower-tier cities, in particular a higher percentage of newly-opened hotels in lower-tier cities as a result of our accelerated growth in manachise business nationwide.

Operating Costs and Expenses. Our total operating costs and expenses increased by 20.4% from RMB3,815.8 million in 2013 to RMB4,593.9 million (US$740.4 million) in 2014.

•                  Hotel Operating Costs. Our hotel operating costs increased by 21.9% from RMB3,181.7 million in 2013 to RMB3,878.0 million (US$625.0 million) in 2014. This increase was primarily due to our expansion of leased hotels from 565 hotels as of December 31, 2013 to 611 hotels as of December 31, 2014. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 835 hotels as of December 31, 2013 to 1,376 hotels as of December 31, 2014. Our hotel operating costs as a percentage of net revenues increased from 76.3% in 2013 to 78.1% in 2014. The year-over-year increase in the percentage was mainly attributed to the deceased RevPAR and the increased number of midscale leased hotels in the ramping-up stage.

•                  Selling and Marketing Expenses. Our selling and marketing expenses increased by 35.7% from RMB138.1 million in 2013 to RMB187.4 million (US$30.2 million) in 2014. Our selling and marketing expenses as a percentage of net revenues increased from 3.3% in 2013 to 3.8% in 2014. The increase was mainly due to various promotional activities to attract new Huazhu Club members in 2014. The members of our HuaZhu Club increased from more than 15 million to more than 31 million.  The increase was also attributable to the increased reservations for new brands through third-party agencies in 2014.

•                  General and Administrative Expenses. Our general and administrative expenses increased from RMB284.8 million in 2013 to RMB342.1 million (US$55.1 million) in 2014, primarily as a result of our business expansion, IT development and brand portfolio growth. Our general and administrative expenses as a percentage of net revenues remained relatively stable in 2013 and 2014.

•                  Pre-opening Expenses. Our pre-opening expenses decreased from RMB211.3 million in 2013 to RMB186.3 million (US$30.0 million) in 2014. Our pre-opening expenses as a percentage of net revenues decreased from 5.1% in 2013 to 3.8% in 2014. These decreases were primarily due to fewer leased hotels opened and in the pipeline in 2014 and enlarged revenue base.

Other Operating Income. Our other operating income was RMB27.8 million and RMB18.6 million (US$3.0 million) in 2013 and 2014, respectively, which mainly includes government grants and gain or loss arising from the write-off of property and equipment associated with the leased hotels demolished due to government zoning.

Income from Operations. As a result of the foregoing, we had income from operations of RMB389.4 million (US$62.8 million) in 2014, compared to income from operations of RMB380.5 million in 2013.

Interest Income (Expense), Net. Our net interest income was RMB21.7 million (US$3.5 million) in 2014. Our interest income was RMB23.2 million (US$3.7 million) in 2014, and our interest expense was RMB1.5 million (US$0.2 million). Our net interest income was RMB6.0 million in 2013. Our interest income was RMB6.9 million in 2013, and our interest expense was RMB0.9 million. The increase in interest income from 2013 to 2014 was primarily due to the significant increase in our cash and cash equivalents.

Other Income (Expense). Our other income was RMB1.9 million and RMB4.7 million (US$0.8 million) in 2013 and 2014, respectively, primarily attributable to reimbursement from the depositary of our ADSs for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement and profit sharing in our joint ventures.

Foreign Exchange Loss or Gain. We had foreign exchange loss of RMB0.2 million (US$0.04 million) in 2014, compared to foreign exchange gain of RMB0.02 million in 2013. Our foreign exchange loss in 2014 was primarily attributable to the depreciation of the Renminbi against the U.S. dollar in 2014.

Income Tax Expense. Our tax expenses increased from RMB104.8 million in 2013 to RMB113.1 million (US$18.2 million) in 2014, primarily due to the increase in our income before income taxes from RMB388.5 million in 2013 to RMB415.5 million (US$67.0 million) in 2014. Our effective tax rate in 2014 was 27.2%, which remained relatively stable compared to 27.0% in 2013.

Net Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income based on their equity interest in the leased hotels owned by the joint ventures. Net income attributable to noncontrolling interest was RMB3.8 million in 2013. Net loss attributable to noncontrolling interest was RMB5.0 million (US$0.8 million) in 2014, primarily due to losses of some joint ventures.

Net Income Attributable to China Lodging Group, Limited. As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB307.3 million (US$49.5 million) in 2014 compared to net income attributable to China Lodging Group, Limited of RMB279.9 million in 2013.

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was RMB969.5 million (US$156.3 million) in 2014, compared with EBITDA of RMB841.8 million in 2013. Adjusted EBITDA (non-GAAP) increased from RMB872.2 million in 2013 to RMB1,001.5 million (US$161.4 million) in 2014. This change was primarily due to the expansion of our hotel network.

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

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was RMB841.8 million in 2013, compared with EBITDA of RMB562.9 million in 2012. Adjusted EBITDA (non-GAAP) increased from RMB583.7 million in 2012 to RMB872.2 million in 2013. This change was primarily due to the expansion of our hotel network.

Outstanding Indebtedness

In March 2012, we entered into a credit facility with the Industrial and Commercial Bank of China under which we can draw down up to RMB500.0 million, subject to adjustment, by May 21, 2015 with the final tranche of repayment due in March 2017. The interest rate for each draw down is established on the draw-down date and is adjusted annually, based on the loan interest rate stipulated by the People’s bank of China for the corresponding period.  As of December 31, 2012, we had drawn down this credit facility of RMB1.0 million and repaid RMB1.0 million and RMB100.0 million of this credit facility expired. As of December, 31, 2013, we had drawn down nil and had available credit facility of RMB399.0 million for future borrowing. As of December, 31, 2014, we had drawn down nil and had available credit facility of RMB399.0 million (US$64.3 million) for future borrowing. The weighted average interest rate for borrowings drawn under such credit was 6.9% for the year ended December 31, 2012.

In September 2012, we entered into a three-year revolving credit facility with China Merchants Bank under which we can borrow up to RMB300.0 million by October 9, 2015. As of December 31, 2012, 2013 and 2014, we had drawn down this credit facility of nil, RMB104.5 million and nil and repaid nil, RMB104.5 million and nil, respectively. The weighted average interest rate for borrowings drawn under such credit facility was 6.0% for the year ended December 31, 2013. In December 2013, we renewed the bank credit facility under which we can borrow up to RMB500.0 million by December 11, 2016. The interest rate for this credit facility was determined on the draw-down date. A letter of guarantee of RMB0.7 million (US$0.1 million) was issued under this credit facility in 2013, and RMB499.3 million (US$80.5 million) was available for future borrowing as of December 31, 2014.

In December 2012, we entered into a thirty-month credit facility with Luso International Banking Ltd. under which we can borrow up to US$10.0 million by April 5, 2013. The interest rate for each draw-down is established on the draw-down date and is based on the twelve-Month London Interbank Offered Rate on the draw-down date plus a margin of 2.7%. Each draw-down will be guaranteed by a letter of guarantee or a stand-by letter of credit. As of December 31, 2013, we had drawn down US$0.2 million and repaid US$0.2 million and the credit facility had expired. The weighted average interest rate for borrowings drawn under such credit facility was 3.54% for the year ended December 31, 2013.

In December 2013, we entered into a one-year entrusted loan agreement with a subsidiary of Ctrip.com International, Ltd., or Ctrip, and the China Construction Bank Corporation, Shanghai Minhang Subbranch, pursuant to which we can borrow up to RMB300.0 million for a period from January 6, 2014 to January 5, 2015. The interest rate of this loan is 5.4%. According to a guarantee letter between Ctrip and us, if the loan is in default, we shall settle the unpaid principal and interest with a number of our ordinary shares at market price. As of December 31, 2014, we had drawn down RMB300.0 million (US$48.4 million) and repaid RMB300.0 million (US$48.4 million). The weighted average interest rate was 5.4% for the year ended December 31, 2014.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, our sale of preferred shares, ordinary shares and convertible notes through private placements, our initial public offering and borrowings from PRC commercial banks. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use. As of December 31, 2014, we had entered into binding contracts with lessors of 29 properties for our leased hotels under development. As of December 31, 2014, we expected to incur approximately RMB930.9 million of capital expenditures in connection with certain recently completed leasehold improvements and to fund the leasehold improvements of these 29 leased hotels. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs for at least the next 12 months with our operating cash flow, existing cash balance and our credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by operating activities	715,720	1,070,169	1,454,015	234,345
Net cash used in investing activities	(1,068,130)	(1,152,248)	(1,063,186)	(171,355)
Net cash provided by financing activities	19,895	30,646	21,683	3,495
Effect of exchange rate changes on cash and cash equivalents	758	(976)	(1,082)	(175)
Net increase (decrease) in cash and cash equivalents	(331,757)	(52,409)	411,430	66,310
Cash and cash equivalents at the beginning of the year	781,601	449,844	397,435	64,055
Cash and cash equivalents at the end of the year	449,844	397,435	808,865	130,365

Operating Activities

In 2012, 2013 and 2014, we financed our operating activities primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations in the next 12 months with operating cash flow.

Net cash provided by operating activities amounted to RMB1,454.0 million (US$234.3 million) in 2014, primarily attributable to (i) our net income of RMB302.4 million (US$48.7 million) in 2014, (ii) an add-back of RMB570.7 million (US$92.0 million) in depreciation and amortization in 2014, (iii) an add-back of RMB182.6 million (US$29.4 million) in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities, and (iv) an increase of RMB253.6 million (US$40.9 million) in deferred revenue primarily attributable to one-time membership fees in connection with our HuaZhu Club loyalty program as well as advances received from customers and franchisees, partially offset by an increase of other current assets of RMB42.4 million (US$6.8 million) and an increase of RMB21.6 million (US$3.5 million) in prepaid rent.

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

Net cash provided by operating activities increased from RMB1,070.2 million in 2013 to RMB1,454.0 million (US$234.3 million) in 2014, primarily due to (i) an increase in the add back of our depreciation and amortization from RMB463.1 million in 2013 to RMB570.7 million (US$92.0 million) in 2014, (ii) an increase in deferred revenue from RMB115.8 million in 2013 to RMB253.6 million (US$40.9 million) in 2014 and (iii) an increase in our net income from to RMB283.7 million in 2013 to RMB302.4 million (US$48.7 million) in 2014.

Net cash provided by operating activities increased from RMB715.7 million in 2012 to RMB1,070.2 million in 2013, primarily due to (i) an increase in the add-back of our depreciation and amortization from RMB347.6 million in 2012 to RMB463.1 million in 2013, (ii) an increase in our net income from to RMB179.5 million in 2012 to RMB283.7 million in 2013 and (iii) an increase in deferred revenue from RMB90.5 million in 2012 to RMB115.8 million in 2013.

Investing Activities

Our cash used in investing activities in 2014 is primarily related to our leasehold improvements, purchase of equipment, fixtures and software used in leased hotels and acquisition of hotels and other investments, such as our investments in Quanjude and GOOAGOO. In 2012, 2013 and 2014, we experienced net cash outflows from investing activities.

Net cash used in investing activities decreased from RMB1,152.2 million in 2013 to RMB1,063.2 million (US$171.4 million) in 2014, primarily due to a decrease in our purchases of property and equipment from RMB1,072.6 million in 2013 to RMB930.9 million (US$150.0 million) in 2014.

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

Financing Activities

Our major financing activities since 2012 consist of loans with PRC commercial banks and entrusted loans from related party. Net cash provided by financing activities decreased from RMB30.6 million in 2013 to RMB21.7 million (US$3.5 million) in 2014. Net cash provided by financing activities in 2014 primarily consisted of (i) proceeds of RMB300.0 million (US$48.4 million) from short-term debt, (ii) proceeds of RMB21.0 million (US$3.4 million) from issuance of ordinary shares upon exercise of options (iii) excess tax benefit from share-based compensation in the amount of RMB11.7 million (US$1.9 million), partially offset by (i) repayment of RMB300.0 million (US$48.4 million) from short-term debt, (ii) dividend paid to noncontrolling interest holders in the amount of RMB5.4 million (US$0.9 million), (iii) acquisition of noncontrolling interest in the amount of RMB4.1 million (US$0.7 million) and (iv) repayment of funds advanced from noncontrolling shareholders in the amount of RMB1.6 million (US$0.3 million).

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

Restrictions on Cash Transfers to Us

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2014, approximately RMB2,181.6 million (US$351.6 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

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

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB1,200.0 million, RMB1,097.9 million and RMB928.8million (US$149.7 million) in 2012, 2013 and 2014, respectively. Our capital expenditures in 2014 consist of RMB918.3 million (US$148.0 million) in property and equipment and RMB10.5 million (US$1.7 million) in software.  We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

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

	Year Ended December 31,
	2012	2013	2014
	(RMB)	(RMB)	(RMB)
	(in thousands, except per share data)
Aggregate amount	28,139	12,721	9,131
Per share effect—basic	0.12	0.05	0.04
Per share effect—diluted	0.11	0.05	0.04

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due in the year ending December 31,						Payment Due
	Total	2015	2016	2017	2018	2019	Thereafter
	(In RMB millions)
Operating Lease Obligations	20,225	1,791	1,845	1,836	1,793	1,753	11,207
Purchase Obligations	115	115	—	—	—	—	—
Total	20,340	1,906	1,845	1,836	1,793	1,753	11,207

Our operating lease obligations related to our obligations under lease agreements with lessors of our leased hotels. Our purchase obligations primarily consisted of contractual commitments in connection with leasehold improvements and installation of equipment for our leased hotels.

As of December 31, 2014, we recorded uncertain tax benefits of approximately RMB8.3 million associated with the interests on intercompany loans.

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

Directors and Executive Officers	Age	Position/Title
Qi Ji	48	Founder, Executive Chairman of the Board of Directors, Chief Executive Officer
John Jiong Wu	47	Co-founder, Independent Director
Tong Tong Zhao	48	Co-founder, Independent Director
Min Fan	49	Director
Qionger Jiang	38	Director
Jian Shang	47	Independent Director
Joseph Chow	51	Independent Director
Min (Jenny) Zhang	41	President and Chief Financial Officer
Hui Jin	37	Executive Vice President
Hui Chen	48	Executive Vice President
Yi (Sophia) Wu	39	Executive Vice President

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

Qionger Jiang has served as our director since October 2014. Jiang has been acting as the chief executive officer and artistic director of SHANG XIA since 2008 and she is an international renowned designer. SHANG XIA is the first international famous Chinese luxury brand, in partnership with Hermes. Ms. Jiang received a Bachelor of Arts degree at designing school of Shanghai Tongji University, and continued her studies of furniture and interior design at the École nationale supérieure des Arts Décoratifs in Paris. In 2013, she also received “chevalier des arts et lettres” decoration from French president.

Jian Shang has served as our independent director since May 2014. He has over 15 years of experience in corporate management and financial innovation. He served as Managing Director of UBS Global Asset Management and as chief executive officer of UBS SDIC Fund Management Company from 2006 to 2012. Prior to that, he served as chief executive officer of Yin Hua Fund Management Company, deputy chief executive officer of Hua An Fund Management Company, and head of strategic planning of Shanghai Stock Exchange respectively from 2001 to 2006. Previously, he was a deputy Division Director of China Securities Regulatory Commission from 1997 to 2000. Mr. Shang obtained his PhD in Finance and MA in Economics from University of Connecticut, and his Bachelor’s degree in engineering from Shanghai Jiao Tong University.

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

Min (Jenny) Zhang has served as our president since January 2015 and our chief financial officer since March 2008. She served as our chief strategic officer from November 2013 to January 2015. Prior to joining us, she served as the Finance Director of Eli Lilly (Asia) Inc., Thailand Branch and the Chief Financial Officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Zhang has served on the board as a director for Synutra International, Inc. since February 2011. She obtained her Master of Business Administration degree from Harvard Business School and received both Master’s and Bachelor’s degrees from the University of International Business and Economics.

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

Hui Chen joined us in 2014 and has served as our executive vice president of finance responsible for internal financial management. Ms. Chen has deep financial management expertise in the travel and hotel industries in China. Prior to joining us, Ms. Chen once served as the chief financial officer of Home Inns Group and the finance director of Ctrip.com. Ms. Chen obtained her Master degree in Management from Shanghai Jiaotong University.

Yi (Sophia) Wu joined us in 2015 and has served as our executive vice president of finance responsible for external reporting, investor relations, merger and acquisitions, investment and financing. Ms. Wu has more than 14 years of experience in corporate finance, SEC reporting, audit and merger and acquisitions with multinational companies. Her prior experience included merger and acquisitions transaction service and auditing at Deloitte & Touche, LLP New York Office, as well as reporting and analysis team at Goldman Sachs global headquarter in New York. She held a Master degree in accounting from State University of New York at Albany, and received her Bachelor degree in International Business Administration from Shanghai University of Finance and Economics. Ms. Wu is a Certified Public Accountant in the United States.

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

6.B. Compensation

For the fiscal year ended December 31, 2014, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB7.5 million (US$1.2 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

In September 2009, our board of directors and our shareholders adopted our 2009 Share Incentive Plan with purposes similar to our 2007 Global Share Plan and 2008 Global Share Plan. Our 2009 Share Incentive Plan was subsequently amended in October 2009, August 2010 and March 2015. 43 million ordinary shares may be issued under our amended 2009 Share Incentive Plan, or the Amended 2009 Plan.

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

Vesting Schedule. As of the date of this annual report, we have entered into option agreements and restricted stock award agreements respectively under our Amended and Restated 2007 and 2008 Plans and our Amended 2009 Plan. Pursuant to our typical option agreement, 50% of the options granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding option agreement, and 1/48 of the options shall vest each month thereafter over the next two years on the first day of each month, subject to the optionee’s continuing to provide services to us. Pursuant to each restricted stock award agreement, 50% of the restricted stock granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding restricted stock award agreement, and 1/8 of the restricted stock shall vest each six-month period thereafter over the next two years on the last day of each six-month period, subject to the grantee’s continuing to provide services to us. For certain grants, we may also apply different vesting schedules set forth in the relevant agreements between the grantees and us.

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

The following tables summarize options and restricted stocks that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of December 31, 2014.

Name	Ordinary Shares Underlying Options Awarded		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qi Ji	400,000		1.53	October 1, 2009	October 1, 2019
	436,348	(1)	2.76	July 17, 2012	July 17, 2018
Tong Tong Zhao	100,000		1.53	October 1, 2009	October 1, 2019
John Jiong Wu	100,000		1.53	October 1, 2009	October 1, 2019
Min (Jenny) Zhang	*		1.40/	October 1, 2007/	October 1, 2017/
			1.53	November 20, 2009	November 20, 2019
			2.76	July 17, 2012	July 17, 2018
Yunhang Xie**	*		2.76	July 17, 2012	July 17, 2018
Hui Jin	*		0.50/ 4.265	February 4, 2007/ March 31, 2011	February 4, 2017/ March 31, 2017
Other individuals as a group	15,642,507		0.50-5.42	February 4, 2007 – May 13, 2014	February 4, 2017 – July 20, 2020

Name	Ordinary Shares Underlying Restricted Stocks Awarded		Date of Grant
Qi Ji	200,000		August 6, 2011
	897,880	(1)	July 17, 2012
Min (Jenny) Zhang	*		July 17, 2012
Yunhang Xie	*		July 17, 2012
Joseph Chow	*		August 8, 2013
Hui Jin	*		March 31, 2011/ July 2, 2012/ July 1,2013
Jian Shang	*		May 5, 2014
Qionger Jiang	*		October 30, 2014
Other individuals as a group	2,882,984		February 7, 2011 – December 10, 2014

*                 Upon exercise of all options granted and vesting of restricted stocks granted, would beneficially own less than 1% of our outstanding ordinary shares.

**          Resigned as Chief Strategy Officer in April 2015.

(1)         The number of ordinary shares underlying options and restricted stocks awarded has been adjusted based on actual performance.

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

We believe that each of Ms. Tong Tong Zhao, Mr. John Jiong Wu, Mr. Joseph Chow and Mr. Jian Shang are an “independent director” as that term is used in NASDAQ corporate governance rules.

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

Audit Committee

Our audit committee consists of three directors, namely Mr. John Jiong Wu, Mr. Joseph Chow and Mr. Jian Shang. All of these three directors satisfy the “independence” requirements of the NASDAQ Global Select Market and the SEC regulations. In addition, our board of directors has determined that Mr. Joseph Chow is qualified as an audit committee financial expert within the meaning of the SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. John Jiong Wu, Mr. Joseph Chow and Mr. Jian Shang. All of these three directors satisfy the “independence” requirements of NASDAQ Marketplace Rules and the SEC regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

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

6.D. Employees

We had 12,833, 14,102 and 15,551 employees as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, 6,368 of our 15,551 employees were contracted through third-party human resources companies. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2015 by:

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	106,713,085	(2)	42.5
Tong Tong Zhao	31,534,220	(3)	12.6
John Jiong Wu	9,733,333		3.9
Min Fan	22,049,446	(4)	8.8
Qionger Jiang	*		*
Jian Shang	*		*
Joseph Chow	*		*
Min (Jenny) Zhang	*		*
Hui Jin	*		*
Hui Chen	*		*
Yi (Sophia) Wu	*		*
All Directors and Executive Officers as a Group	140,929,472	(5)	56.1%
Principal Shareholders:
Winner Crown Holdings Limited	74,009,449	(6)	29.4
East Leader International Limited	31,258,412	(7)	12.6
Ctrip.com International, Ltd.	22,049,446	(8)	8.8

*                 Less than 1%.

(1)         The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days after March 31, 2015. Percentage of beneficial ownership of each listed person or group is based on (i) 251,306,303 ordinary shares outstanding as of March 31, 2015, including 2,303,872 shares of restricted stock and (ii) the ordinary shares underlying share options exercisable by such person within 60 days after March 31, 2015.

(2)         Includes (i) 74,009,449 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 709,052 ordinary shares issuable upon exercise of options held by Mr. Qi Ji that are exercisable within 60 days after March 31, 2015, (iii) 736,172 shares of restricted stock held by Mr. Ji, and (iv) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares, 5,153 ADSs representing 20,612 ordinary shares and 15,237,800 ordinary shares held by East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated November 27, 2014. East Leader is wholly owned by Perfect Will Holdings Limited, or Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd., or Asia Square, as nominee for J. Safra Sarasin Trust Company (Singapore) Ltd., or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries.

(3)         Includes (i) 100,000 ordinary shares issuable upon exercise of options held by Ms. Tong Tong Zhao that are exercisable within 60 days after March 31, 2015, (ii) 43,952 ADSs representing 175,808 ordinary shares that Ms. Tong Tong Zhao purchased from open market; and (iii) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares, 5,153 ADSs representing 20,612 ordinary shares and 15,237,800 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.

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

(5)         Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2015 held by all of our directors and executive officers as a group.

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

As of March 31, 2015, we had 251,306,303 ordinary shares issued and outstanding. To our knowledge, we had only two record shareholders in the United States, including Citibank, N.A., which is the depositary of our ADS program and held approximately 52% of our total outstanding ordinary shares under our ADS program and the depositary of our restricted ADS program and held approximately 6.4% of our total outstanding ordinary shares under our restricted ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

In addition, pursuant to a securities purchase agreement entered into between Accor and us in December 2014, we agreed to issue ordinary shares to Accor which will represent up to 10% of our ordinary shares outstanding after the issuance. See “Item 4. Information on the Company — A. History and Development of the Company.”

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

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Ctrip

We conduct transactions in the ordinary course of our business with Ctrip.com International, Ltd., or Ctrip, an entity in which Mr. Qi Ji, our founder, is a co-founder and independent director. Ctrip rendered reservation services to us to facilitate our customers in making reservations at our hotels from Ctrip’s hotel booking system. In 2012, 2013 and 2014, the aggregate commission fees of our leased hotels paid to Ctrip.com for its reservation services amounted to RMB10.9 million, RMB17.1 million and RMB19.2 million (US$3.1 million), respectively.

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

On April 15, 2012, we entered into a definitive agreement to acquire a 51% equity interest of Starway HK from C-Travel International Limited, or C-Travel, a wholly-owned subsidiary of Ctrip. The base acquisition price was RMB17.3 million in cash, which was funded with cash on hand. The acquisition of the 51% equity interest in Starway HK became effective in May 2012. In addition, in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. The acquisition price was RMB16.5 million, RMB4.2 million paid in cash in December 2013, RMB4.1 million paid in cash in 2014 and RMB8.2 million included in payables as of December 31, 2014. We will retain the Starway brand and we plan to continue to open new hotels under the Starway brand in the foreseeable future. We introduced the lease and manachise models to the Starway brand and gradually converted the franchised hotels Starway HK had before our acquisition to manachised or leased hotels where appropriate. We also terminated certain franchise agreements in cases where the franchised hotels could not meet the new Starway brand standards or the franchisees did not accept certain changes we made to the franchise agreement after the acquisition. We integrated most of Starway Hotels’ support functions into our existing corporate platform and significantly reduced the personnel and other operating costs for Starway HK.

In December 2013, we entered into a one-year entrusted loan agreement with a subsidiary of Ctrip, and the China Construction Bank Corporation, Shanghai Minhang Subbranch, pursuant to which we can borrow up to RMB300.0 million for a period from January 6, 2014 to January 5, 2015. The interest rate of this loan is 5.4%. As of December 31, 2014, we had drawn down RMB300.0 million (US$48.4 million) and repaid RMB300.0 million (US$48.4 million) and thus had nil balance under such entrusted loan agreement.

Investment in UBOX

One of our directors, Mr. John Jiong Wu, owns and controls Whistling Kite Limited. In April, 2012, one of our wholly owned subsidiaries, China Lodging HK, together with Whistling Kite Limited, entered into a definitive agreement with UBOX and certain other parties, to subscribe for preferred shares of UBOX. Pursuant to this definition agreement, China Lodging HK invested US$4.4 million in return for an approximately 4.3% equity interest in UBOX in June 2012. Mr. Qi Ji, our founder, executive chairman and chief executive officer, has served as a member of the board of directors of UBOX since June 2012. In December 2012, we purchased a convertible promissory note in the amount of US$1.3 million from UBOX. UBOX engages mainly in the vending machine business. In December 2013, we converted the principal of promissory note to 8,530,731 ordinary shares of UBOX. In August 2013, we purchased additional convertible promissory note of US$0.7 million from UBOX. The interest income of the convertible promissory note was RMB1.4 million and RMB0.5 million (US$0.1 million) for the year ended December 31, 2013 and 2014, respectively. UBOX is one of the largest vending machine operators in China. Under our cooperation with UBOX in operating vending machines, the service fee we’ve charged amounted to RMB0.8 million and RMB0.4 million (US$0.1 million) for the year ended December 31, 2013 and 2014, respectively.

Transaction with Yibang

In May 2013, we acquired 30% equity interest in Lijiang Yibang Changchunteng Hotel Co., Limited (“Yibang”) and consider Yibang as a joint venture. In April 2014, we acquired additional 20% equity interest in Yibang and held its 50% equity interest as of December 31, 2014. We provided reservation, system maintenance and other support service to Yibang and charged service fee of RMB0.2 million and RMB0.5 million (US$0.1 million) for the year ended December 31, 2013 and 2014, respectively.

Transaction with Sheen Star

In November 2013, We entered into an investment agreement to acquire 50% equity interest in Suzhou Kangdu Property Co., Limited, or Kangdu, a real estate company, for RMB100 million. Concurrently we entered into a property transfer agreement with Kangdu to acquire the property developed by Kangdu for a purchase price of RMB175 million. Such property is scheduled to be transferred to us in October 2015. We injected RMB50 million in November 2013 and RMB30 million in January 2014 to Kangdu for the equity interest in Kangdu. In April 2014, we set up Sheen Star Group Limited, or Sheen Star, together with Mr. Qi Ji and an independent third party. We own 19.99% of the equity interest in Sheen Star and Mr. Qi Ji owns 50.01%. We then transferred our investment in Kangdu to Sheen Star for a consideration of RMB82.8 million, together with all of our rights and obligations under the property purchase agreement. We had not paid any consideration to Kangdu for the property before the transfer to Sheen Star.

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

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. Not applicable.

8.A.7. See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

8.A.8. Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We had never declared or paid dividends prior to December 31, 2014 and we do not have any plan to declare or pay any dividends in the near future.

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

	High		Low
2010 (from March 26)	US$	27.50	US$	13.49
2011		24.47		12.00
2012		17.55		10.51
2013		32.29		14.75
First quarter		19.93		15.36
Second quarter		17.00		14.75
Third quarter		20.48		15.38
Fourth quarter		32.29		18.56
2014		31.25		19.99
First quarter		31.25		22.16
Second quarter		25.99		19.99
Third quarter		28.50		23.98
Fourth quarter		28.38		22.57
October		27.65		23.98
November		28.38		24.11
December		26.46		22.57
2015
First quarter		26.50		15.35
January		26.50		20.53
February		23.27		20.80
March		21.40		15.35
April (through April 16, 2015)		22.27		19.45

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

Passive Foreign Investment Company Rules

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2014 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 31, 2014 into Renminbi at the exchange rate of US$1.00 for RMB6.2046, such cash balance would have been approximately RMB6.2 million (US$1.0 million). Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such cash balance would have decreased to RMB6.1 million (US$1.0 million) as of December 31, 2014. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, consumer price index in China increased by 2.6%, 2.6% and 2.0% in  2012, 2013 and 2014, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary, Citibank, N.A.:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary (U.S. 2¢ per ADS for the year of 2014)

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2014, we have received a total of RMB1.0 million (US$0.2 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2012, 2013 and 2014.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control — Integrated Framework (2013)issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during 2014.

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

We paid the following fees for professional services to Deloitte for the years ended December 31, 2013 and 2014.

	Year Ended December 31,
	2013	2014
	US$	US$
	(in thousands)
Audit Fees(1)	980	1,023
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	980	1,023

Note:                  (1) Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services. Our 2013 and 2014 audit fees mainly include the audit of our annual financial statements, the services provided in connection with our compliance with the Sarbanes-Oxley Act, or services that are normally provided by the accountant in connection with statutory and regulatory filings.

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

4.5

Amendment to the Amended and Restated 2009 Share Incentive Plan, amended as of March 26, 2015. (Incorporated by reference to Exhibit 99.2 from our report on Form 6-K filed with the Securities and Exchange Commission on March 27, 2015.)

4.6

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

4.9

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

4.13

English translation of Entrusted Loan agreement by and between HanTing Xingkong (Shanghai) Hotel Management Co., Ltd, Ctrip Computer Technology Co.,Ltd and China Construction Bank Corporation, Shanghai Minhang Subbranch, dated December 19, 2013 (Incorporated by reference to Exhibit 4.12 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2014.)

4.14

English translation of Letter of Guarantee by and between Ctrip.com International, Ltd. and China Lodging Group Ltd., dated December 19, 2013 (Incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2014.)

4.15*	Master Purchase Agreement among China Lodging Group Ltd., AAPC Singapore Pte. Ltd. and AAPC Hong Kong Limited dated December 14, 2014

4.16*	Securities purchase agreement between China Lodging Group Ltd. and AAPC Hong Kong Limited, dated December 14, 2014

8.1*	Subsidiaries of the Registrant.

11.1

Code of Business Conduct and Ethics of the Registrant. (Incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

12.1*	Certification of Qi Ji, Chief Executive Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Min (Jenny) Zhang, Chief Financial Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 17, 2015

CHINA LODGING GROUP, LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2012, 2013 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA LODGING GROUP, LIMITED

We have audited the accompanying consolidated balance sheets of China Lodging Group, Limited and its subsidiaries (the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 and the related financial statement schedules. These financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Lodging Group, Limited and its subsidiaries as of December 31, 2013 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China
April 17, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA LODGING GROUP, LIMITED

We have audited the internal control over financial reporting of China Lodging Group, Limited and its subsidiaries (the “Group”) as of December 31, 2014 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2014 of the Group and our report dated April 17, 2015 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 17, 2015

CHINA LODGING GROUP, LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except share and per share data, unless otherwise stated)

	As of December 31,
	2013	2014	2014
			US$’000 (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	397,435	808,865	130,365
Restricted cash	3,317	—	—
Short-term investments	—	26,615	4,290
Accounts receivable, net of allowance of RMB7,256 and RMB5,977 in 2013 and 2014, respectively	74,646	89,243	14,384
Amounts due from related parties	658	16,293	2,626
Prepaid rent	363,581	385,158	62,076
Inventories	34,013	29,882	4,816
Other current assets	116,979	160,582	25,881
Deferred tax assets	51,759	80,026	12,898
Total current assets	1,042,388	1,596,664	257,336
Property and equipment, net	3,634,039	3,907,343	629,749
Intangible assets, net	101,845	104,537	16,848
Long-term investments	90,517	229,005	36,909
Goodwill	64,842	64,654	10,421
Other assets	184,013	197,233	31,788
Deferred tax assets	67,408	83,470	13,453
Total assets	5,185,052	6,182,906	996,504

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	677,305	640,691	103,261
Amounts due to a related party	5,593	6,403	1,032
Salary and welfare payables	147,238	186,051	29,986
Deferred revenue	297,284	514,268	82,885
Accrued expenses and other current liabilities	249,185	313,017	50,449
Income tax payable	26,053	59,630	9,610
Deferred tax liabilities	151	701	113
Total current liabilities	1,402,809	1,720,761	277,336
Deferred rent	653,831	830,414	133,838
Deferred revenue	118,818	155,395	25,046
Amounts due to a related party	8,167	4,083	658
Other long-term liabilities	147,565	215,762	34,774
Deferred tax liabilities	26,071	37,778	6,089
Total liabilities	2,357,261	2,964,193	477,741
Commitments and contingencies (Note 18)
Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 247,551,999 and 250,747,255 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	182	184	30
Additional paid-in capital	2,315,083	2,381,568	383,839
Retained earnings	539,872	847,220	136,547
Accumulated other comprehensive loss	(39,384)	(12,008)	(1,935)
Total China Lodging Group, Limited shareholders’ equity	2,815,753	3,216,964	518,481
Noncontrolling interest	12,038	1,749	282
Total equity	2,827,791	3,218,713	518,763
Total liabilities and equity	5,185,052	6,182,906	996,504

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2012	2013	2014	2014
				US$’000 (Note 2)
Revenues:
Leased hotels	3,069,431	3,870,887	4,522,431	728,884
Manachised and franchised hotels	349,847	549,958	742,797	119,717
Total revenues	3,419,278	4,420,845	5,265,228	848,601
Less: Business tax and related taxes	194,751	252,216	300,500	48,432
Net revenues	3,224,527	4,168,629	4,964,728	800,169
Operating costs and expenses:
Hotel operating costs	2,453,902	3,181,666	3,878,027	625,025
Selling and marketing expenses	102,814	138,129	187,435	30,209
General and administrative expenses	224,111	284,756	342,128	55,141
Pre-opening expenses	230,690	211,284	186,325	30,030
Total operating costs and expenses	3,011,517	3,815,835	4,593,915	740,405
Other operating income, net	6,723	27,750	18,551	2,990
Income from operations	219,733	380,544	389,364	62,754
Interest income	14,554	6,856	23,162	3,733
Interest expense	822	813	1,533	247
Other income, net	2,208	1,907	4,749	765
Foreign exchange gain (loss)	(2,000)	21	(246)	(39)
Income before income taxes	233,673	388,515	415,496	66,966
Income tax expense	54,169	104,820	113,105	18,229
Net income	179,504	283,695	302,391	48,737
Less: net income (loss) attributable to noncontrolling interest	4,617	3,837	(4,957)	(799)
Net income attributable to China Lodging Group, Limited	174,887	279,858	307,348	49,536

Other comprehensive income
Unrealized securities holding gains, net of tax of nil, nil and 9,485 for 2012, 2013 and 2014	—	—	28,458	4,587
Foreign currency translation adjustments, net of tax of nil for 2012, 2013 and 2014	758	(976)	(1,082)	(175)
Comprehensive income	180,262	282,719	329,767	53,149
Comprehensive income (loss) attributable to the noncontrolling interest	4,617	3,837	(4,957)	(799)
Comprehensive income attributable to China Lodging Group, Limited	175,645	278,882	334,724	53,948

Earnings per share:
Basic	0.72	1.14	1.23	0.20
Diluted	0.71	1.12	1.21	0.20
Weighted average number of shares used in computation:
Basic	243,284,332	245,187,348	248,957,645	248,957,645
Diluted	246,981,001	249,486,284	253,004,204	253,004,204

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in thousands, except share data, unless otherwise stated)

	Ordinary Shares		Additional Paid-in	Retained earnings	Accumulated Other	Noncontrolling
	Share	Amount	Capital	(Accumulated Deficit)	Comprehensive loss	Interest	Total Equity
Balance at January 1, 2012	242,604,223	179	2,199,954	85,127	(39,166)	9,790	2,255,884
Issuance of ordinary shares upon exercise of options	1,889,872	1	18,310	—	—	—	18,311
Share-based compensation	—	—	20,837	—	—	—	20,837
Excess tax benefit from share-based compensation	—	—	4,302	—	—	—	4,302
Capital contribution from noncontrolling interest holders	—	—	—	—	—	240	240
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	14,215	14,215
Net income	—	—	—	174,887	—	4,617	179,504
Dividend paid to noncontrolling interest holders	—	—	—	—	—	(3,486)	(3,486)
Foreign currency translation adjustments	—	—	—	—	758	—	758
Balance at December 31, 2012	244,494,095	180	2,243,403	260,014	(38,408)	25,376	2,490,565
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	3,057,904	2	29,144	—	—	—	29,146
Share-based compensation	—	—	30,468	—	—	—	30,468
Excess tax benefit from share-based compensation	—	—	14,582	—	—	—	14,582
Acquisitions of noncontrolling interest	—	—	(2,514)	—	—	(13,946)	(16,460)
Net income	—	—	—	279,858	—	3,837	283,695
Dividend paid to noncontrolling interest holders	—	—	—	—	—	(3,229)	(3,229)
Foreign currency translation adjustments	—	—	—	—	(976)	—	(976)
Balance at December 31, 2013	247,551,999	182	2,315,083	539,872	(39,384)	12,038	2,827,791
Issuance of ordinary shares upon exercise of options and vesting of restricted stock	3,144,224	2	20,851	—	—	—	20,853
Issuance of ordinary shares in exchange of service	51,032	—	2,000	—	—	—	2,000
Share-based compensation			31,937	—	—	—	31,937
Excess tax benefit from share-based compensation	—	—	11,697	—	—	—	11,697
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	25	25
Net income				307,348	—	(4,957)	302,391
Unrealized securities holding gains , net of tax	—	—	—	—	28,458	—	28,458
Dividend paid to noncontrolling interest holders	—	—	—	—	—	(5,357)	(5,357)
Foreign currency translation adjustments	—	—	—	—	(1,082)	—	(1,082)
Balance at December 31, 2014	250,747,255	184	2,381,568	847,220	(12,008)	1,749	3,218,713

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in thousands, unless otherwise stated)

	Year Ended December 31,
	2012	2013	2014	2014
				US$’000 (Note 2)
Operating activities:
Net income	179,504	283,695	302,391	48,737
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	20,837	30,468	31,937	5,147
Depreciation and amortization	347,575	463,146	570,722	91,984
Deferred taxes	(18,226)	(22,619)	(42,391)	(6,832)
Bad debt expenses	1,238	4,573	4,770	769
Deferred rent	143,858	187,214	182,580	29,427
Loss (gain) from disposal of property and equipment	—	(10,734)	803	129
Impairment loss	5,349	7,965	27,391	4,415
Investment loss (income)	—	430	(4,902)	(790)
Excess tax benefit from share-based compensation	(4,302)	(14,582)	(11,697)	(1,885)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(12,336)	(28,270)	(18,773)	(3,026)
Prepaid rent	(93,218)	(42,276)	(21,577)	(3,478)
Inventories	(6,714)	4,043	4,130	665
Amounts due from related parties	—	(658)	256	41
Other current assets	(29,404)	(26,400)	(42,369)	(6,829)
Other assets	(31,482)	(50,228)	(13,220)	(2,131)
Accounts payable	3,390	3,605	18,016	2,904
Amounts due to a related party	(229)	708	810	131
Salary and welfare payables	36,809	28,768	38,813	6,256
Deferred revenue	90,468	115,787	253,562	40,867
Accrued expenses and other current liabilities	36,076	62,545	58,995	9,508
Income tax payable	13,296	17,493	45,274	7,297
Other long-term liabilities	33,231	55,496	68,494	11,039
Net cash provided by operating activities	715,720	1,070,169	1,454,015	234,345
Investing activities:
Purchases of property and equipment for hotels in operation and headquarters	(127,056)	(170,481)	(282,467)	(45,525)
Purchases of property and equipment for hotels under development	(870,994)	(902,166)	(648,455)	(104,512)
Purchases of intangibles	(3,532)	(4,290)	(10,423)	(1,680)
Amount received as a result of government zoning	—	15,030	10,557	1,701
Acquisitions, net of cash received	(30,055)	(34,070)	(16,050)	(2,587)
Proceeds from disposal of subsidiary and branch	—	—	18,484	2,979
Purchase of long-term investments	(28,129)	(54,744)	(191,064)	(30,794)
Payment for shareholder loan to joint venture	—	—	(15,640)	(2,521)
Proceeds from maturity/sale of long-term investments	—	—	88,266	14,226
Purchases of short-term investments	(8,074)	—	(75,210)	(12,122)
Proceeds from sale of short-term investments	—	—	55,499	8,945
Decrease (increase) in restricted cash	(290)	(1,527)	3,317	535
Net cash used in investing activities	(1,068,130)	(1,152,248)	(1,063,186)	(171,355)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	18,520	28,122	20,985	3,382
Proceeds from short-term debt	—	105,796	300,000	48,351
Repayment of short-term debt	—	(105,796)	(300,000)	(48,351)
Proceeds from long-term debt	1,000	—	—	—
Repayment of long-term debt	(1,000)	—	—	—
Funds advanced from noncontrolling interest holders	3,000	1,945	—	—
Repayment of funds advanced from noncontrolling interest holders	(2,681)	(6,564)	(1,559)	(251)
Acquisitions of noncontrolling interest	—	(4,210)	(4,083)	(658)
Contribution from noncontrolling interest holders	240	—	—	—
Dividend paid to noncontrolling interest holders	(3,486)	(3,229)	(5,357)	(863)
Excess tax benefit from share-based compensation	4,302	14,582	11,697	1,885
Net cash provided by financing activities	19,895	30,646	21,683	3,495
Effect of exchange rate changes on cash and cash equivalents	758	(976)	(1,082)	(175)
Net increase (decrease) in cash and cash equivalents	(331,757)	(52,409)	411,430	66,310
Cash and cash equivalents at the beginning of the year	781,601	449,844	397,435	64,055
Cash and cash equivalents at the end of the year	449,844	397,435	808,865	130,365
Supplemental disclosure of cash flow information:
Interest paid	859	1,084	14,733	2,374
Income taxes paid	69,980	99,065	110,222	17,765
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	590,873	639,749	585,119	94,304
Consideration payable for business acquisition	10,506	8,939	7,560	1,218
Purchase of intangible assets included in payables	10,584	9,660	8,682	1,399
Reimbursement of government zoning included in receivables	3,042	6,042	1,000	161
Proceeds from disposal of subsidiary and branch included in receivables	—	—	5,000	806
Proceeds from issuance of ordinary shares upon exercise of options included in receivables	290	1,318	1,185	191
Acquisition of noncontrolling interest included in payables	—	12,250	8,167	1,316

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

1.              ORGANIZATION AND PRINCIPAL ACTIVITIES

China Lodging Group, Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries (the “Group”) are to develop leased, manachised and franchised hotels under the “Joya Hotel”, “Manxin Hotels & Resorts “, “JI Hotel”, “Starway Hotel” , “HanTing Hotel”, “Elan Hotel” and “Hi Inn” brands in the People’s Republic of China (“PRC”).  As of December 31, 2014, the Group does not own any hotel properties.

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

As of December 31, 2013 and 2014, the Group had 565 and 611 leased hotels in operation, respectively.

Manachised and franchised hotels

Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically eight to ten years and are renewable upon mutual agreement between the Group and the franchisee. The Group also has a small number of franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2013 and 2014, the Group had 835 and 1,376 manachised hotels in operation and 25 and 8 franchised hotels in operation, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
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

Restricted cash

Restricted cash represents bank demand deposits collateralized for certain newly established subsidiaries pending capital verification procedures of relevant PRC government authority and deposits used as security against borrowings. The capital verification approval process typically takes between three to six months.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
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

Intangible assets, net and unfavorable lease

Intangible assets consist primarily of brand name, non-compete agreements, franchise agreements and favorable leases acquired in business combinations and purchased software. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including brand name, non-compete agreements, franchise agreements and favorable lease agreements acquired from business combination are recognized and measured at fair value upon acquisition. Non-compete agreements, franchise agreements and favorable lease agreements are amortized over the expected useful life, remaining franchise contract terms and remaining operating lease terms. Unfavorable lease agreements from business combination transactions are recognized as other long-term liabilities and are amortized over the remaining operating lease terms. Purchased software is stated at cost less accumulated amortization.

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

Long-term investments

Long-term investments include cost-method investment, equity-method investment, available-for-sale securities and held-to-maturity securities.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
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

Held-to-maturity securities are recorded in amortized cost.

No event had occurred that indicated that an other-than-temporary impairment existed and therefore the Group did not record any impairment charges for these investments during 2012, 2013 or 2014.

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

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continue underperformance relative to the projected operating results, of which the carrying amount of the property and equipment exceed the future undiscounted net cash flows, and recognized an impairment loss of RMB5,349, RMB7,965 and RMB27,203 during the year ended December 31, 2012, 2013 and 2014, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The Group recognized goodwill impairment of nil, nil and RMB188 for years ended December 31, 2012, 2013 and 2014, respectively.

Accruals for customer loyalty program

The Group invites its customers to participate in a customer loyalty program. The membership has an unlimited life. Members enjoy favorable treatment such as more convenient check-out procedures and late check-out, discounts on room rates and accumulate membership points for their paid stays, which can be redeemed for room night awards and other gifts within two years after the points are earned. The estimated incremental costs to provide room night awards and other gifts are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as cost and expense in the accompanying consolidated statements of comprehensive income. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2013 and 2014, the accruals for estimated liabilities under the customer loyalty program amounted to RMB15,061 and RMB71,475, respectively.

Deferred revenue

Deferred revenue generally consists of non-refundable advances received from customers for rental of rooms, cash received for membership fees and initial franchise fees received prior to the Group fulfilling its commitments to the franchisees.

Revenue recognition

Revenue from leased hotels is derived from hotel operations, mainly including the rental of rooms, food and beverage sales and souvenir sales. Revenue is recognized when rooms are occupied and food and beverages and souvenirs are sold.

Revenues from manachised and franchised hotels are derived from franchise agreements where the franchisees are primarily required to pay (i) an initial one-time franchise fee, and (ii) continuing franchise fees, which mainly consist of (a) on-going management and service fees mainly based on a certain percentage of the room revenues of the franchised hotels, and (b) system maintenance, support fees and central reservation system usage fees. The one-time franchise fee is recognized when the manachised and franchised hotel opens for business, the fee becomes non-refundable, and the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement construction project management, systems installation and personnel recruiting and training. The ongoing management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. The system maintenance, support fee and central reservation system usage fee is recognized over the period when services are provided.

In addition, the Group accounts for hotel manager fees related to the manachised hotels under the franchise program as revenues. Pursuant to the franchise agreements, the Group charges the franchisees fixed hotel manager fees to cover the manachised hotel managers’ payroll, social welfare benefits and certain other out-of-pocket expenses that the Group incurs on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2012, 2013 and 2014, the hotel manager fees that were recognized as revenue were RMB72,061, RMB116,885 and RMB166,572, respectively.

Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years which reflects the expected membership retention. Revenues recognized from the customer loyalty program were RMB51,132, RMB74,715 and RMB107,737 for the years ended December 31, 2012, 2013 and 2014, respectively.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Business tax and related taxes

The Group is subject to business tax, education surtax and urban maintenance and construction tax, on the services provided in the PRC. Such taxes are primarily levied based on revenue at applicable rates and are recorded as a reduction of revenues.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB30,053, RMB43,807 and RMB79,806 for the years ended December 31, 2012, 2013 and 2014, respectively.

Government grants

Unrestricted government subsidies from local governmental agencies allowing the Group full discretion to utilize the funds were RMB6,723, RMB17,016 and RMB19,657 for the years ended December 31, 2012, 2013 and 2014, respectively, which were recorded as other operating income.

Leases

A lease of which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the initial lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent. As of December 31, 2013 and 2014, deferred rent of RMB15,704 and RMB21,701 were recorded as other current liabilities and RMB653,831  and RMB830,414 were recorded as long-term liabilities, respectively.

Capitalization of interest

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. The interest expense incurred for the years ended December 31, 2012, 2013 and 2014 were RMB859, RMB1,084 and RMB14,733, of which RMB37, RMB271 and RMB13,200 were capitalized as additions to assets under construction, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The financial records of the Group’s subsidiaries are maintained in local currencies, RMB, which is the functional currency.

Comprehensive income

Comprehensive income includes all changes in equity except for those resulting from investments by owners and distributions to owners and is comprised of net income, foreign-currency translation adjustments and unrealized securities holding gains (losses). The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
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

As of December 31, 2014, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
Description	Year Ended December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	137,943	137,943	—	—

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the years ended December 31, 2012, 2013 and 2014:

			Fair Value Measurements at Reporting Date Using
Year Ended December 31,	Description	Fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total loss
2012	Property and equipment	4,991	—	—	4,991	5,349
2013	Property and equipment	5,382	—	—	5,382	7,965
2014	Property and equipment	13,561	—	—	13,561	27,203
2014	Goodwill	—	—	—	—	188

As a result of reduced expectations of future cash flows from certain leased hotels, the Group determined that the hotels property and equipment with a carrying amount of RMB10,340, RMB13,347 and RMB40,764 was not fully recoverable and consequently recorded an impairment charge of RMB5,349, RMB7,965  and RMB27,203 for the years ended December 31, 2012, 2013 and 2014, respectively. The Company also determined that the goodwill amount with a carrying amount of RMB188 was impaired as a result of the impairment assessment.

Fair value of the property and equipment as well as the reporting units was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its long-lived assets held and used and its reporting units are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable input used in the fair value measurement, which are 4% and 15%, 4% and 20%, and 4% and 20% for the years ended December 31, 2012, 2013 and 2014, respectively.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended December 31, 2012, 2013 and 2014, the Group recognized share-based compensation expenses of RMB20,837, RMB30,468 and RMB31,937, respectively, which was classified as follows:

	Year Ended December 31,
	2012	2013	2014
Hotel operating costs	2,592	4,948	6,830
Selling and marketing expenses	1,031	973	939
General and administrative expenses	17,214	24,547	24,168
Total	20,837	30,468	31,937

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

Recently issued accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded the revenue recognition requirement in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, it also superseded the cost guidance in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts, and created new Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, which will be effective for annual reporting period beginning after December 15, 2016. The Group is still in the process of assessing the impact of this newly issued ASU on the Group’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of financial statements—going concern (Subtopic 205-40), which provided guidance on management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures so as to reduce the diversity in the timing and content of footnote disclosures. ASU 2014-15 will be effective for annual periods ending after December 15, 2016. The Group does not expect the adoption will have a material impact on the Group’s consolidated financial statements.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2046, on December 31, 2014, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2014, or at any other rate.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
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

During the year ended December 31, 2013, the Group acquired the remaining 49% equity interest of Starway for cash consideration of RMB16,460, of which RMB4,210 and RMB 4,083 has been paid in 2013 and 2014, respectively, with the remaining amount of RMB8,167 to be paid in the next two years. The purchase of the remaining 49% noncontrolling interest is treated as an equity transaction. The difference between the purchase consideration and the related carrying value of the noncontrolling interests of RMB2,514 was recorded as a reduction of additional paid-in capital during the year ended December 31, 2013.

(ii) During the years ended December 31, 2012, 2013 and 2014, the Group acquired one, nine and one individual hotels in the form of leased hotel for total cash consideration of RMB7,000, RMB33,423 and RMB12,975, respectively. The business acquisitions were accounted for under purchase accounting.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2012	2013	2014	Amortization period
Current assets	127	5,552	25
Property and equipment	4,668	29,805	10,477	5-10 years
Favorable leases	2,470	6,422	3,330	remaining lease terms
Deferred tax assets	—	6,628	—
Franchise agreements	200	—	—	remaining contracts terms
Goodwill	153	662	—
Current liabilities	—	(2,501)	—
Deferred tax liabilities	(618)	(13,145)	(832)
Noncontrolling interest	—	—	(25)
Total	7,000	33,423	12,975

4.              PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2013	2014
Cost:
Buildings	12,115	12,115
Leasehold improvements	4,190,693	4,916,270
Furniture, fixtures and equipment	619,200	742,682
Motor vehicles	820	820
	4,822,828	5,671,887
Less: Accumulated depreciation	(1,463,547)	(2,008,882)
	3,359,281	3,663,005
Construction in progress	274,758	244,338
Property and equipment, net	3,634,039	3,907,343

Depreciation expense was RMB337,511, RMB453,637 and RMB559,918 for the years ended December 31, 2012, 2013 and 2014, respectively.

In 2012, the Group demolished one leased hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB3,042 associated with this hotel, which has been recorded as receivable in other current assets as of December 31, 2012 and 2013. No gain or loss was recognized. RMB4,553 has been received in February 2014.

In 2013, the Group demolished three leased hotels due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB7,296 associated with these hotels and recognized a gain of RMB10,734 as other operating income, which is net of RMB15,030 cash received and RMB3,000 receivable recorded in other current assets as of December 31, 2013. In March 2014, RMB2,000 has been received.

In 2014, the Group demolished one leased hotels due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB3,971 associated with this hotel and recognized a gain of RMB33 as other operating income with RMB4,004 cash received.

As of December 31, 2014, the Group has been formally notified by local government authorities that two additional leased hotels of the Group will likely be demolished due to local government zoning requirements. The aggregate carrying amount of property and equipment at the associated hotels was RMB10,075 as of December 31, 2014. Neither of the associated hotels has recorded intangible assets or goodwill. The Group has not recognized any impairment as expected cash flows from the hotels’ operations prior to demolition and expected amounts to be received as a result of the demolition will likely exceed the carrying value of such assets. The Group estimated amounts to be received based on the relevant PRC laws and regulations, terms of the lease agreements, and the prevailing market practice.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

5.              INTANGIBLE ASSETS, NET AND UNFAVORABLE LEASE

Intangible assets, net consist of the following:

	As of December 31,
	2013	2014
Brand name	28,600	28,600
Franchise agreements	7,700	7,700
Non-compete agreement	400	400
Favorable lease agreements	76,048	79,378
Purchased software	24,835	35,298
Total	137,583	151,376
Less: Accumulated amortization	(35,738)	(46,839)
Total	101,845	104,537

Unfavorable lease

	As of December 31,
	2013	2014
Unfavorable lease agreements	3,924	3,924
Less: Accumulated amortization	(2,307)	(2,604)
Unfavorable lease agreements, net	1,617	1,320

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

Amortization expense of intangible assets for the years ended December 31, 2012, 2013 and 2014 amounted to RMB10,501, RMB9,846 and RMB11,101, respectively.

The annual estimated amortization expense for the above intangible assets and unfavorable lease for the following years is as follows:

	Amortization for Intangible Assets	Amortization for Unfavorable Lease	Net Amortization
2015	10,570	(289)	10,281
2016	10,076	(209)	9,867
2017	9,723	(130)	9,593
2018	8,619	(130)	8,489
2019	8,099	(130)	7,969
Thereafter	28,850	(432)	28,418
	75,937	(1,320)	74,617

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

6.              LONG-TERM INVESTMENTS

The long-term investments as of December 31, 2013 and 2014 were as follows:

	As of December 31,
	2013	2014
UBOX	40,517	40,517
Kangdu	50,000	—
Sheen Star	—	20,990
Yibang	—	2,482
Quanjude	—	137,943
Loan to franchisees	—	5,140
Campsort	—	11,644
GOOAGOO	—	10,289
Total	90,517	229,005

In June 2012, the Group purchased 46,200,000 Series A preferred shares of UBOX International Holdings Co., Limited (“UBOX”), a privately-held company, for the consideration of RMB28,129.

In December 2012, the Group purchased convertible promissory note of RMB8,074 from UBOX. In December 2013, the Group converted the principal of the promissory note to 8,530,731 ordinary shares of UBOX. In August 2013, the Group purchased another convertible promissory note of RMB4,314 from UBOX. In August 2014, the Group converted the principal of the promissory note to 3,946,897 ordinary shares. As of December 31, 2014, the Group had approximately 3.7% of UBOX’s equity interest and the investments were accounted for using the cost method since the Group does not have the ability to exert significant influence over UBOX. As of December 31, 2014, there had been no identified events or changes in circumstances that had a significant adverse effect on the investments or other indicates of impairment.

In November 2013, the Group entered into an investment agreement to inject RMB100,000 to Suzhou Kangdu Property Co., Limited (“Kangdu”), a real estate company, for 50% equity interest of Kangdu. According to the investment agreement, the Group will not participate in the operation of Kangdu, nor share the earnings. Concurrently the Group entered into the agreement with Kangdu to acquire the property developed by Kangdu for a purchase price of RMB175,000 and the property is scheduled to be completed and transferred to the Group in October 2015. In addition, the Group was granted a put option to require the other investors of Kangdu to repurchase its equity interest for RMB100,000 plus 8% interest at such time the property is scheduled to be transferred to the Group in October 2015. The Group had injected RMB50,000 in November 2013 and RMB30,000 in January 2014. The Group accounted for the investment as available-for-sale securities.  In April 2014, the Group transferred its investment in Kangdu to Sheen Star Group Limited (“Sheen Star”), in which the Group owns minority interest (see the following paragraph for the equity structure of Sheen Star), for consideration of RMB82,785, and its rights and obligations associated with the property purchase agreement were transferred to Sheen Star contemporaneously.

In April 2014, the Group set up Sheen Star together with Mr. Qi Ji, the founder, executive chairman and chief executive officer of the Group and a third party. Sheen Star is a real estate investment company which the Group contributed RMB20,990 and owned equity interest of 19.99%, and Mr. Qi Ji owned 50.01%. The Group accounted for the investment in Sheen Star under equity-method as the Group has the ability to exert significant influence. The unrealized gain (loss) was immaterial in 2014.

In May 2013, the Group acquired 30% equity interest in Lijiang Yibang Changchunteng Hotel Co., Limited (“Yibang”) for consideration of RMB430. In April 2014, The Group acquired additional 20% equity interest in Yibang for consideration of RMB285. The Group accounted for the investment under equity-method because the Group has the ability to exert significant influence but does not have the control over Yibang.  The Group recognized investment loss of RMB430 and investment income of RMB2,197 in 2013 and 2014, respectively, which was recorded in other income.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

From April to December 2014, the Group entered into entrusted loan agreements with franchisees to provide financial support to them.  The terms of the entrusted loans are typically two to three years, and the interest rates are from 8% to 8.5%. The Group recognized RMB266 interest income for the loans in 2014.

In June 2014, the Group purchased 7,241,131 ordinary shares of China Quanjude (Group) Co., Ltd. (“Quanjude”), a top restaurant brand listed in Shenzhen Stock Exchange in China, through a private placement. The purchase price was set at RMB13.81 per ordinary share and the total purchase cost was RMB100 million. Upon the closing of the transaction described above, the Group holds approximately 2.35% of Quanjude’s total outstanding shares. Given the level of investment, the Group accounts for its investment in Quanjude as “available-for-sale” and measured the fair value at every period end. Unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. The closing price of Quanjude as of December 31, 2014 was RMB19.05 per share. As of December 31, 2014, the Group recorded the investment in Quanjude at the fair value of RMB137,943, with RMB28,458 increase in fair value of the investment, net of tax, credited to other comprehensive income.

In July 2014, the Group acquired 30% equity interest in Shanghai Campsort Travel Development Co., Ltd. (“Campsort”), a new resort hotel chain in China, for consideration of RMB15,000. In November 2014, the Group transferred 6% equity interest to Shanghai Homeinn Hotel Management Co., Ltd. (“Homeinn”) for consideration of RMB3,000. Therefore, the Group held 24% equity interest of Campsort and accounted for the investment under equity-method because the Group has the ability to exert significant influence over Campsort. The Group recognized investment loss of RMB356 in 2014.

In November 2014, the Group purchased 8% equity interest in Beijing GOOAGOO Technology Service Co., Ltd. (“GOOAGOO”), a high-tech service provider for Offline-To-Online data processing and platform operation, for the consideration of RMB10,289. The Group accounted the investment under cost method since the Group does not have the ability to exert significant influence over GOOAGOO.

7.              GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
Balance at January 1, 2012	44,344	(1,808)	42,536
Increase in goodwill related to acquisitions	21,644	—	21,644
Balance at December 31, 2012	65,988	(1,808)	64,180
Increase in goodwill related to acquisitions	662	—	662
Balance at December 31, 2013	66,650	(1,808)	64,842
Impairment losses recognized	—	(188)	(188)
Balance at December 31, 2014	66,650	(1,996)	64,654

8.              DEBT

In March 2012, the Group entered into a five-year bank credit facility under which the Group can borrow up to RMB500,000 by May 21, 2015, which is subject to bank’s reevaluation from time to time. The credit facility has a specified expiration schedule for draw down. The interest rate for each draw down is established on the draw-down date and is adjusted annually, based on the loan interest rate stipulated by the People’s Bank of China for the corresponding period. As of December 31, 2012, the Group had drawn down the credit facility of RMB1,000, repaid RMB1,000, and RMB100,000 of the credit facility has expired. In 2013 and 2014, the Group did not have any additional draw-down and credit facility of RMB399,000 was available for future borrowing as of December 31, 2014, which will expire on May 21, 2015. The weighted average interest rate for borrowings drawn under such credit facility was 6.9% for the year ended December 31, 2012. The credit facility is restricted to certain hotels’ renovation and the credit facility is not collateralized.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In September 2012, the Group entered into a three-year revolving bank credit facility under which the Group can draw-down up to RMB300,000 by October 9, 2015. As of December 31, 2012, 2013 and 2014, the Group has drawn down the credit facility of nil, RMB104,540 and nil and repaid nil, RMB104,540 and nil, respectively. The weighted average interest rate for borrowings drawn under such credit facility was 6.0% for the year ended December 31, 2013. In December 2013, the Group renewed the bank credit facility under which the Group can borrow up to RMB 500,000 by December 11, 2016. The interest rate for this credit facility was determined on the draw-down date and the credit facility was not collateralized. As of December 31, 2014, a letter of guarantee of RMB700 was issued under this credit facility, and RMB499,300 was available for future borrowing.

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

In December 2013, the Group signed a one-year entrusted loan contract with a subsidiary of Ctrip.com International, Ltd. under which the Group can borrow up to RMB 300,000 for the period from January 6, 2014 to January 5, 2015. The interest rate of this borrowing is 5.4%. According to the agreement, the Group shall settle the unpaid principal and interest with its ordinary shares if the loan is in default. In January 2014, the Group had drawn down RMB 300,000 under this contract and repaid RMB 300,000 in November 2014.

9.              ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2013	2014
Payable for business acquisitions	6,398	5,745
Business taxes and other surcharge payables	48,557	58,887
Accrual for customer loyalty program	15,061	71,475
Payable to noncontrolling interest holders	7,112	5,552
Other payables	51,386	41,864
Accrued rental	41,517	44,125
Accrued utilities	38,336	37,320
Other accrued expenses	40,818	48,049
Total	249,185	313,017

From time to time, the Group receives cash advances from noncontrolling interest holders of hotels that are not wholly owned by the Group. Such advances are non-interest bearing and are payable within one year.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

10.       HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased hotels, manachised and franchised hotels and consist of the following:

	Year Ended December 31,
	2012	2013	2014
Rents	916,357	1,255,663	1,543,651
Utilities	215,768	273,314	323,837
Personnel costs	505,773	638,511	788,973
Depreciation and amortization	337,162	453,062	558,833
Consumable, food and beverage	333,245	391,715	454,795
Others	145,597	169,401	207,938
Total	2,453,902	3,181,666	3,878,027

11.       PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Year Ended December 31,
	2012	2013	2014
Rents	191,538	186,656	163,155
Personnel costs	15,488	8,700	7,217
Others	23,664	15,928	15,953
Total	230,690	211,284	186,325

12.       SHARE-BASED COMPENSATION

In February 2007, the Group adopted the 2007 Global Share Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2007 Global Share Plan, the Group may issue incentive awards to the Participants to purchase not more than 10,000,000 ordinary shares. In June 2007, the Group adopted the 2008 Global Share Plan which allows the Group to offer incentive awards to Participants. Under the 2008 Global Share Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In October 2008, the Group increased the maximum number of incentive awards available under the 2008 Global Share Plan to 7,000,000. In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to Participants. Under the 2009 Share Incentive Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In July 2010, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 15,000,000. The 2007 and 2008 Global Share Plans and 2009 Share Incentive Plan (collectively, the “Incentive Award Plans”) contain the same terms and conditions. The incentive awards granted under the Incentive Award Plans typically have a maximum life of ten years and vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years. As of December 31, 2014, the Group had granted 24,456,389 options and 5,613,738 nonvested restricted stocks.

Share options

In July 2012, the Group granted 1,475,366 options to executive officers that will vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if the Group satisfies certain performance conditions for the three-year period ending December 31, 2014. The number of underlying shares that may become exercisable will range from 0% to 200% depending upon whether the performance conditions are achieved and, if achieved, to what level. The Group recognizes compensation expenses for the awards with performance conditions based upon the Group’s judgment of likely future performance and may be adjusted in future periods depending on actual performance. As of December 31, 2014, the Group has adjusted the number of options granted to 869,232 based on the actual performance.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The weighted-average grant date fair value for options granted during the years ended December 31, 2012 and 2014 was RMB8.52 (US$1.35) and RMB15.79 (US$2.57), respectively, computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Group and comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2012	2014
Suboptimal exercise factor	7.45 to 7.66	4.40
Risk-free interest rate	0.81 to 1.19%	1.89 to 1.99%
Volatility	51.35 to 51.89%	47.22 to 47.75%
Dividend yield	—	—
Life of option	6 years	6 years

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	Years	US$’000
Share options outstanding at January 1, 2014	6,825,784	2.12
Granted	319,480	5.48
Adjustment based on actual performance	(606,134)	2.75
Forfeited	(26,128)	6.23
Exercised	(1,591,004)	2.14
Share options outstanding at December 31, 2014	4,921,998	2.23	4.01	21,344
Share options vested or expected to vest at December 31, 2014	4,842,378	2.20	4.04	21,153
Share options exercisable at December 31, 2014	3,827,558	1.90	4.03	17,873

As of December 31, 2014, there was RMB 10,515 in total unrecognized compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 2.11 years.

During the years ended December 31, 2012, 2013 and 2014, 1,889,872, 2,802,488 and 1,591,004 options were exercised having an aggregate intrinsic value of RMB32,562, RMB74,321 and RMB42,740, respectively.

Nonvested restricted stocks

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
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

2012
Expected dividends	—
Risk-free interest rate	0.29%
Expected volatility	48.41%

As of December 31, 2014, the Group adjusted the number of nonvested restricted stocks granted to executive officers to 1,557,408 based on the three year performance.

The following table summarized the Group’s nonvested restricted stock activity in 2014.

	Number of restricted stocks	Weighted average grant date fair value
		US$
Nonvested restricted stocks outstanding at January 1, 2014	3,637,956	3.33
Granted	1,167,100	6.11
Adjustment based on actual performance	284,222	2.75
Forfeited	(298,818)	5.11
Vested	(1,553,220)	3.04
Nonvested restricted stocks outstanding at December 31, 2014	3,237,240	4.25

As of December 31, 2014, there was RMB61,063 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 2.67 years.

The total fair value of nonvested restricted stocks vested in 2013 and 2014 was RMB 7,089 and RMB59,475.

13.       EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2012	2013	2014
Net income attributable to ordinary shareholders — basic	174,887	279,858	307,348
Net income attributable to ordinary shareholders — diluted	174,887	279,858	307,348
Weighted average ordinary shares outstanding — basic	243,284,332	245,187,348	248,957,645
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	3,696,669	4,298,936	4,046,559
Weighted average ordinary shares outstanding — diluted	246,981,001	249,486,284	253,004,204
Basic earnings per share	0.72	1.14	1.23
Diluted earnings per share	0.71	1.12	1.21

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

For the years ended December 31, 2012, 2013 and 2014, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Year Ended December 31,
	2012	2013	2014
Outstanding employee options and nonvested restricted stocks	797,981	—	293,512

14.       INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

China Lodging Holdings (HK) Limited and Starway Hotels (HongKong) Limited are subject to Hong Kong profit tax at a rate of 16.5% in 2012, 2013 and 2014. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Singapore

China Lodging Holdings Singapore Pte. Ltd. is subject to Singapore corporate income tax at a rate of 17% in 2012, 2013 and 2014. No Singapore profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Singapore during the years presented.

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

Tax expense (benefit) is comprised of the following:

	As of December 31,
	2012	2013	2014
Current Tax	72,395	127,439	155,496
Deferred Tax	(18,226)	(22,619)	(42,391)
Total	54,169	104,820	113,105

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2012	2013	2014
PRC statutory tax rate	25%	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	3%	3%	2%
Effect of different tax rate of group entities operating in other jurisdictions	1%	(1)%	—
Effect of change in valuation allowance	6%	3%	3%
Effect of tax holiday	(12)%	(3)%	(3)%
Effective tax rate	23%	27%	27%

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2012	2013	2014
Aggregate amount	28,139	12,721	9,131
Per share effect—basic	0.12	0.05	0.04
Per share effect—diluted	0.11	0.05	0.04

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2013 and 2014 are as follows:

	As of December 31,
	2013	2014
Deferred tax assets:
Net loss carryforward	90,983	113,333
Pre-opening expenses	393	306
Deferred revenue	48,960	62,977
Deferred rent	5,450	4,684
Unfavorable lease	3,698	8,759
Bad debt provision	1,892	1,494
Accrual for customer loyalty program	3,765	17,869
Accrued payroll	2,001	2,462
Other accrued expenses	—	4,457
Share-based compensation	12,267	9,745
Others	1,354	278
Valuation allowance	(51,596)	(62,868)
Total deferred tax assets	119,167	163,496
Deferred tax liabilities:
Favorable lease	24,340	23,545
Capitalized interest	1,601	4,410
Fair market value for investment	—	9,485
Others	281	1,039
Total deferred tax liabilities	26,222	38,479
Deferred tax assets are analyzed as:
Current	51,759	80,026
Non-Current	67,408	83,470
	119,167	163,496
Deferred tax liabilities are analyzed as:
Current	151	701
Non-current	26,071	37,778
	26,222	38,479

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

For the years ended December 31, 2013 and 2014, valuation allowance of RMB22,158 and RMB29,693 were provided, respectively, and RMB9,984 and RMB18,421 were reversed, respectively. The additional valuation allowance of RMB3,139 was due to the acquisitions for the year ended December 31, 2013. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2014, the Group had tax loss carryforwards of RMB453,332 which will expire between 2015 and 2019 if not used.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. At December 31, 2013 and 2014, the Group had recorded uncertain tax benefits of approximately RMB7,122 and RMB8,345 associated with the interests on intercompany loans, respectively.  No interest or penalty expense was recorded for the years ended December 31, 2012, 2013 and 2014.The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

The following table is a roll-forward of the unrecognized tax benefits:

	As of December 31,
	2012	2013	2014
Balance at January 1	1,494	4,148	7,122
Addition for tax positions	2,654	2,974	1,223
Balance at December 31	4,148	7,122	8,345

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. The cumulated undistributed earnings of the Group’s PRC subsidiaries were RMB806,564 as of December 31, 2014. The Group intends to indefinitely reinvest the undistributed earnings of the Group’s PRC subsidiaries, therefore, no provision for PRC dividend withholding tax was provided.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2010 through 2014 on non-transfer pricing matters, and from the inception of the Group through 2014 on transfer pricing matters.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

15.       MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB93,178, RMB119,015 and RMB143,419 for the years ended December 31, 2012, 2013 and 2014, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

16.       RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB49,626, RMB64,957 and RMB105,604 as of December 31 2012, 2013 and 2014, respectively. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB2,075,975 at December 31, 2014 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2014, approximately RMB2,181,579 is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

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

Related Party	Nature of the Party	Relationship with the Group
Ctrip.com International, Ltd. (“Ctrip”)	Online travel services provider	Mr. Qi Ji is a director
UBOX International Holdings Co Limited (“UBOX”)	Vending machine operator	Mr. Qi Ji is a director
Lijiang Yibang Changchunteng Hotel Co Limited (“Yibang”)	Hotel	Joint venture of the Group
Sheen Star Group Limited (“Sheen Star”)*	Investment holding company	Investee of the Group, controlled by Mr. Qi Ji

*Sheen Star was established in April 2014 by Mr. Qi Ji, the Group and a third party whereby the Group owns equity interest of 19.99%, and Mr. Qi Ji owns 50.01%.

(a)                 Related party balances

Amounts due from related parties were comprised of the interest receivables derived from convertible bonds purchased in August, 2013 and service fee receivables from UBOX and shareholder loan to Yibang.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	As of December 31,
	2013	2014
UBOX	256	—
Yibang	402	16,293
Total	658	16,293

Amounts due to a related party were comprised of commissions payable for reservation services and Starway acquisition payable to Ctrip. The commissions payable for reservation services were interest free and payable upon demand and the Starway acquisition payable was to be paid in the next two years.

	As of December 31,
	2013	2014
Ctrip
-Payables for hotel reservation services	1,510	2,319
- Payables for Starway acquisition	12,250	8,167
	13,760	10,486

(b)                     Related party transactions

During the years ended December 31, 2012, 2013 and 2014, related party transactions consisted of the following:

	Year Ended December 31,
	2012	2013	2014
Commission expenses — Ctrip	10,945	17,128	19,235
Service fee — UBOX	—	847	392
Interest income — UBOX	—	1,373	541
Service fee — Yibang	—	199	527

In May 2012, the Group acquired a 51% equity interest of Starway Hotels (Hong Kong) Limited from C-Travel, a wholly-owned subsidiary of Ctrip. The acquisition price was RMB17,292 in cash. In December 2013, the Group acquired the remaining 49% equity interest at the consideration of RMB16,460.

In December 2012, the Group purchased convertible promissory note of RMB8,074 from UBOX. In December 2013, the Group converted the principal of promissory note to 8,530,731ordinary shares of UBOX. In August 2013, the Group purchased another convertible promissory note of RMB4,314 from UBOX. For the year ended December 31, 2014, the Group converted the convertible note to 3,946,897 ordinary shares of UBOX.

The Group transferred its investment in Kangdu to Sheen Star for consideration of RMB82,785, and its rights and obligations associated with the property purchase agreement was transferred to Sheen Star contemporaneously.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

18.                               COMMITMENTS AND CONTINGENCIES

(a)                     Operating lease commitments

The Group has entered into lease agreements for certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2014 were as follows:

Year Ending December 31,
2015	1,791,198
2016	1,845,430
2017	1,836,051
2018	1,792,665
2019	1,752,800
Thereafter	11,206,521
Total	20,224,665

(b)                     Purchase Commitments

As of December 31, 2014, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB114,649, which is expected to be incurred within one year.

(c)                      Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

19. SUBSEQUENT EVENT

On December 14, 2014, the Group entered into binding documents with Accor S.A. (“Accor”) to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance. Pursuant to the transaction, Accor’s economy and midscale platform will become part of the Group’s network. Brands under this platform include Grand Mercure, Novotel, Mercure, Ibis and Ibis Styles (collectively, the “MEB portfolio”), for which the Group receives the exclusive rights as a master franchisee in mainland China, Taiwan region and Mongolia. Accor will continue to lead in the operations and development of the luxury and upscale brands such as Sofitel, Pullman, M Gallery and The Sebel (collectively, the “LUB portfolio”), for which the Group will become a minority shareholder in the Pan-China region. Under the arrangement, the Group will issue up to 10% of its ordinary shares outstanding after issuance to Accor as the consideration. Closing of the transaction is conditional upon the completion of certain corporation restructure, receipt of antitrust approvals, which the Group has obtained in March 2015, and other customary closing conditions.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	As of December 31,
	2013	2014	2014
			US$’000 (Note 2)
Assets
Current assets:
Cash and cash equivalents	61,182	94,749	15,271
Other current assets	3,639	4,185	675
Total current assets	64,821	98,934	15,946
Other assets	314	157	25
Investment in subsidiaries	2,760,330	3,131,189	504,656
Total assets	2,825,465	3,230,280	520,627
Liabilities and equity
Current liabilities:
Salary and welfare payable	—	111	18
Deferred revenue	1,451	364	59
Accrued expenses and other current liabilities	7,898	12,841	2,069
Total current liabilities	9,349	13,316	2,146
Deferred revenue	363	—	—
Total liabilities	9,712	13,316	2,146
Equity:
Ordinary shares(US$0.0001 par value per share; 8,000,000,000 shares authorized; 247,551,999 and 250,747,255 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	182	184	30
Additional paid-in capital	2,315,083	2,381,568	383,839
Retained earnings	539,872	847,220	136,547
Accumulated other comprehensive loss	(39,384)	(12,008)	(1,935)
Total equity	2,815,753	3,216,964	518,481
Total liabilities and equity	2,825,465	3,230,280	520,627

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME
(Renminbi in thousands, unless otherwise stated)

	Year Ended December 31,
	2012	2013	2014	2014
				US$’000 (Note 2)
Operating costs and expenses:
Selling and marketing expenses	157	157	157	25
General and administrative expenses	24,902	33,308	35,434	5,711
Total operating costs and expenses	25,059	33,465	35,591	5,736
Loss from operations	(25,059)	(33,465)	(35,591)	(5,736)
Interest income	131	6	75	12
Foreign exchange loss	(141)	—	—	—
Other income, net	2,208	2,438	2,419	390
Income in investment in subsidiaries	197,748	310,879	340,445	54,870
Net income attributable to China Lodging Group, Limited	174,887	279,858	307,348	49,536

Other comprehensive income
Unrealized securities holding gains , net of tax of nil, nil and 9,485 for 2012, 2013 and 2014	—	—	28,458	4,587
Foreign currency translation adjustments, net of tax of nil for 2012, 2013 and 2014	758	(976)	(1,082)	(175)
Comprehensive income	175,645	278,882	334,724	53,948

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS
(Renminbi in thousands, unless otherwise stated)

	Year Ended December 31,
	2012	2013	2014	2014
				US$’000 (Note 2)
Operating activities:
Net income	174,887	279,858	307,348	49,536
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	20,837	30,468	31,937	5,147
Income in investment in subsidiaries	(197,748)	(310,879)	(340,445)	(54,870)
Changes in operating assets and liabilities:
Deferred revenue	(1,508)	(1,552)	(1,450)	(234)
Other current assets	(2,412)	915	1,477	238
Salary and welfare payable	—	—	111	18
Accrued expenses and other current liabilities	840	7,058	4,943	797
Net cash provided by (used in) operating activities	(5,104)	5,868	3,921	632
Investing activities:
Investment in subsidiaries	(35,227)	—	—	—
Receipt of investment in subsidiaries	—	12,320	8,876	1,431
Net cash provided by (used in) investing activities	(35,227)	12,320	8,876	1,431
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	18,520	28,122	20,985	3,382
Net cash provided by financing activities	18,520	28,122	20,985	3,382
Effect of exchange rate changes on cash and cash equivalents	(305)	(8,081)	(215)	(35)
Net increase(decrease) in cash and cash equivalents	(22,116)	38,229	33,567	5,410
Cash and cash equivalents at the beginning of the year	45,069	22,953	61,182	9,861
Cash and cash equivalents at the end of the year	22,953	61,182	94,749	15,271
Supplemental schedule of non-cash investing and financing activities:
Proceeds from issuance of ordinary shares upon exercise of option included in receivables	290	1,318	1,185	191

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

As of December 31, 2014, there are no material contingencies, mandatory dividend, significant provision of long-term obligation or guarantee of the Company, except for those which have separately disclosed in the consolidated financial statements.

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

CHINA LODGING GROUP, LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Charge to Costs and Expenses	Addition due to acquisition	Charge Taken Against Allowance	Write off	Balance at end of Year
	(Renminbi in thousands)
Allowance for doubtful accounts of accounts receivables and other receivables:
December 31, 2012	2,945	1,238	—	—	(1,000)	3,183
December 31, 2013	3,183	4,573	—	—	—	7,756
December 31, 2014	7,756	4,770	—	—	(6,049)	6,477
Valuation allowance for deferred tax assets
December 31, 2012	21,552	18,792	1,597	(5,658)	—	36,283
December 31, 2013	36,283	22,158	3,139	(9,984)	—	51,596
December 31, 2014	51,596	29,693	—	(18,421)	—	62,868

*  *  *  *  *  *