Form 20-F
period 2015-12-31
China Lodging Group, Ltd
filed 2016-04-20
CIK 1483994

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Chief Executive Officer

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 250,881,559 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒          No ☐

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

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

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

Yes ☐          No ☐

i

ii

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB6.4778, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2015. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 15, 2016, the exchange rate was US$1.00 to RMB 6.4730. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except per share and per ADS data)
Selected Consolidated Statement of Comprehensive Income Data:
Net revenues	2,249,597	3,224,527	4,168,629	4,964,728	5,774,624	891,448
Operating costs and expenses(1)	2,150,031	3,011,517	3,815,835	4,593,915	5,204,734	803,473
Income from operations	107,146	219,733	380,544	389,364	601,154	92,802
Income before income taxes	142,954	233,673	388,515	415,496	635,909	98,167
Net income	118,138	179,504	283,695	302,391	439,380	67,828
Less: net income (loss) attributable to noncontrolling interest	3,306	4,617	3,837	(4,957)	2,780	429
Net income attributable to China Lodging Group, Limited	114,832	174,887	279,858	307,348	436,600	67,399
Earnings per share:
Basic	0.47	0.72	1.14	1.23	1.74	0.27
Diluted	0.47	0.71	1.12	1.21	1.70	0.26
Earnings per ADS(2):
Basic	1.90	2.88	4.57	4.94	6.97	1.08
Diluted	1.87	2.83	4.49	4.86	6.82	1.05
Weighted average number of shares used in computation:
Basic	241,928	243,284	245,187	248,958	250,533	250,533
Diluted	246,181	246,981	249,486	253,004	256,104	256,104

Note: (1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	15,483	20,837	30,468	31,937	52,535	8,110

(2) Each ADS represents four ordinary shares.

The following table presents a summary of our selected consolidated balance sheet data as of December 31, 2011, 2012, 2013, 2014 and 2015:

	As of December 31,
	2011	2012	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	781,601	449,844	397,435	808,865	1,237,838	191,089
Restricted cash	1,500	1,790	3,317	—	360,500	55,652
Prepaid rent	228,087	321,305	363,581	385,158	429,588	66,317
Property and equipment, net	2,095,794	2,951,509	3,634,039	3,907,343	3,805,886	587,527
Total assets	3,524,950	4,330,187	5,185,052	6,182,906	7,693,521	1,187,675
Accounts payable	417,605	624,824	677,305	640,691	585,347	90,362
Deferred rent – long-term	329,774	470,438	653,831	830,414	945,192	145,912
Deferred revenue	209,846	300,315	416,102	669,663	886,468	136,847
Total liabilities	1,269,066	1,839,622	2,357,261	2,964,193	4,252,773	656,515
Total equity	2,255,884	2,490,565	2,827,791	3,218,713	3,440,748	531,160

The following table presents a summary of our selected consolidated statements of cash flow data for the years ended December 31, 2011, 2012, 2013, 2014 and 2015:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Selected Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	458,740	715,720	1,070,169	1,454,015	1,749,673	270,101
Net cash used in investing activities	(734,577)	(1,068,130)	(1,152,248)	(1,063,186)	(1,550,357)	(239,333)
Net cash provided by financing activities	13,834	19,895	30,646	21,683	232,281	35,859

Exchange Rate Information

This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate on December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 15, 2016, the daily exchange rate reported by the Federal Reserve Board was US$1.00 to RMB 6.4730.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 15, 2016)	6.4730	6.4713	6.4810	6.4580

(1)	Averages for a period are calculated by using the average of the exchange rates at the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

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

Our business and operations are primarily based in China and we depend on domestic business and leisure traveler customers for a significant majority of our revenues. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the Chinese economy and travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In 2008, China was affected by the disruptions to financial markets described below, and, although the Chinese economy recovered in 2010 and remained relatively stable in 2011, the growth rate of China’s GDP has decreased since 2012, and it is uncertain whether this economic slowdown will continue into 2016 and beyond. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011, sanctions against Russia over the Ukraine crisis since 2014 and shadows of international terrorism spread by Islamic State of Iraq and al-Sham, which has been particularly intensified since the Paris terror attacks in November 2015. It is unclear whether such challenges will be contained or resolved and what effects they may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in significant market volatility, and over the possibility of a war involving Iran or North Korea. In addition, there have been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the tensions between Japan and its neighbouring countries. Economic conditions in China are sensitive to global economic conditions.

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

The operation of each of our leased hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased hotels generally incur pre-opening expenses ranging from approximately RMB0.5 to RMB10.0 million per hotel. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, these newly opened leased hotels may not achieve profitability during the ramp-up stage. As we continue to expand our leased hotel portfolio, the significant pre-opening expenses incurred during the development stage and the relatively low revenues during the ramp-up stage of our newly opened leased hotels may have a significant negative impact on our financial performance.

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

Our hotel group has been growing rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group. In 2007, we launched our economy hotel product, HanTing Express Hotel, which was subsequently rebranded as HanTing Hotel, and our mid-scale limited service hotel product, HanTing Hotel, which was subsequently rebranded first as HanTing Seasons Hotel and then as JI Hotel. In May 2012, we completed the acquisition of a 51% equity interest in Starway Hotels (Hong Kong) Limited, or Starway HK, and in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. We have retained the Starway brand. In addition, we launched Manxin Hotels & Resorts in October 2013, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013 and Elan Hotel, a new economy hotel brand targeting business travelers, young customers and urban tourists, in September 2014. Through this organic and acquired growth, we increased the number of our hotels in operation in China from 26 hotels as of January 1, 2007 to 2,763 hotels as of December 31, 2015, and we intend to continue to develop and operate additional hotels in different geographic locations in China. In January 2016, we completed strategic alliance transactions with Accor S.A. (“Accor”) to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. Such expansions have placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our products and the quality of our services to ensure that our business does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operations.

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

We rebranded our HanTing Express Hotel as HanTing Hotel, our HanTing Seasons Hotel as JI Hotel and our HanTing Hi Inn as Hi Inn in 2012. In the same year we also acquired the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013 and Elan Hotel, a new economy hotel brand targeting business travelers, young customers and urban tourists, in September 2014. We completed the strategic alliance transactions with Accor in January 2016, and are developing Accor’s certain hotel brands in China. We are still in the process of developing the Elan Hotel, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel and Hi Inn brands on top of our established brand of HanTing Hotel.

•	Elan Hotel is our economy hotel brand concept targeting business travelers, young customers and urban tourists. Elan Hotel is committed to provide an unique business and leisure life experience for the hotel guests. The hotels’ modern and nature design elements create a fresh and refreshing atmosphere for the hotel guests. Elan Hotel brand conveys the concept of enjoyment of life and nature. We plan to further expand the Elan Hotel network primarily through manachise and franchise models. The introduction of the Elan Hotel brand exposes us to potential risks, including risks in developing the brand network.

•	Joya Hotel is our upscale brand concept targeting affluent travelers and corporate events. Joya hotels are typically located in central business districts. Since we have limited operating experience in developing and operating hotels in the upscale market, the introduction of the Joya Hotel brand exposes us to potential risks, including risks associated with high capital expenditure level and with entering a highly competitive new market.

•	Manxin Hotels & Resorts is our mid-to-upscale brand concept targeting leisure travelers, families and small-scale corporate events. Manxin Hotels & Resorts targets popular vacation destinations. Since we have limited operating experience in developing and operating hotels in the midscale and upscale market, the introduction of the Manxin Hotels & Resorts brand exposes us to potential risks, including risks associated with high capital expenditure level and with entering a highly competitive new market.

•	JI Hotel is our organically developed mid-scale brand. As of December 31, 2015, we had 186 JI Hotels in operation and an additional 94 JI Hotels under development. We plan to further expand the JI Hotel network through both the lease model and the manachise model. However, we may not be able to successfully identify, secure and develop in a timely fashion additional JI Hotels under the lease model or to successfully compete for franchise agreements for additional JI Hotels. The accelerated development of JI Hotels exposes us to potential risks, including risks associated with high capital expenditures and uncertain financial outcome.

•	Before our acquisition, Starway operated under the franchise model, without direct management involvement in the franchised hotels. After the acquisition of Starway, we introduced the lease and manachise models to the Starway Hotels brand and gradually converted the franchised hotels Starway had before our acquisition to manachised or leased hotels where appropriate. We also selectively terminated the franchise arrangements with certain Starway Hotels that did not meet the new Starway brand standards or did not accept certain changes we made to the franchise agreements. We integrated most of Starway Hotels’ support functions into our existing corporate platform and significantly reduced the personnel and other operating costs for Starway. The acquisition of Starway exposes us to potential risks, including risks associated with unsuccessful transformation of business models and failure in growing the brand network.

•	Hi Inns target practical and price-conscious travelers. We plan to strengthen the cost control over our Hi Inns to remain competitive in their target market and improve the RevPAR of Hi Inns through effective site selection. However, we may not be able to successfully execute our growth strategy and achieve the desired profitability level for Hi Inns.

•	Accor is a worldwide leading hotel operator and we have formed a strategic alliance with Accor since January 2016. Regarding the economy and midscale hotel brands of Accor, we obtained the exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and the non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia. We also take a non-controlling stake in Accor’s operating platform for its luxury and upscale hotel brands in China, which will develop and operate brands including “Sofitel”, “Pullman” and “MGallery by Sofitel”.

In addition, we cannot guarantee the size and profitability of the various market segments that each new brand is targeting. The business models of these new brands are not proven and we cannot guarantee that they can generate return comparable to the established HanTing Hotel brand. The process of developing new brands may divert management attention and resources from our established HanTing Hotel brand. We may not be able to find competent management staff to lead and manage the execution of the multi-brand business strategy. If we are unable to successfully execute our multi-brand strategy to target various market segments, we may be unable to generate revenues from these market segments in the amounts and by the times we anticipate, or at all, and our business, competitive position, financial condition and prospects may be adversely affected.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, we invested in UBOX International Holdings Co Limited in 2012, in China Quanjude (Group) Co., Ltd. ("Quanjude") and Beijing GOOAGOO Technology Service Co., Ltd. (“GOOAGOO”) in 2014, and in Homeinns Hotel Group (“HMIN”), Shanghai Founder Service Co., Ltd. (“Founder Service”) and Beijing Qingpu Tourism Culture Development Co., Ltd. (“Qingpu”) in 2015. The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. In addition, following completion of an acquisition or investment, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of benefits after integration and the actual cost of delivering such benefits may exceed the anticipated cost. Any difficulties encountered in the acquisition or investment and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition. If a financial or strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.

Our legal right to lease certain properties could be challenged by property owners or other third parties or subject to government regulation.

A substantial part of our business model relies on leases with third parties who either own or lease the properties from the ultimate property owners. We also grant franchises to hotel operators who may or may not own their hotel properties. We cannot assure you that the land use rights and other property rights with respect to properties we currently lease, manachise or franchise for our existing hotels will not be challenged. For example, as of December 31, 2015, our lessors failed to provide the property ownership certificates and/or the land use rights certificates for 64 properties that we lease for our hotel operations. While we have performed our due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties that these lessors provided us with, we cannot assure you that our rights under those leases will not be challenged by other parties including government authorities.

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

Our lessors are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, properties used for hotel operations and the underlying land should be approved for commercial use purposes by competent government authorities. In addition, before any properties located on state-owned land with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from the competent government authorities. As of December 31, 2015, the lessors of approximately a quarter of our executed lease agreements subject to this approval requirement did not obtain the required governmental approvals. Such failure may subject the lessors or us to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to operate our leased hotels. While many of our lessors have agreed to indemnify us against our losses resulting from their failure to obtain the required approvals, we cannot assure you that we will be able to successfully enforce such indemnification obligations against our lessors. As a result, we may suffer significant losses resulting from our lessors’ failure to obtain required approvals to the extent that we could not be fully indemnified by our lessors.

Our success could be adversely affected by the performance of our manachised and franchised hotels and defaults or wrongdoings of our franchisees may affect our reputation, which would adversely affect the results of our operations.

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have less control compared to our leased hotels. As of December 31, 2015, we manachised and franchised approximately 77.7% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our national presence in China. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control and our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting the results of our operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. If any of our franchisees defaults or commits wrongdoings, there could be situations where the franchisee is not in a position to sufficiently compensate us for losses which we may have suffered as a result of such defaults or wrongdoings. While we ultimately can take action to terminate our franchisees that do not comply with the terms of our franchise agreements or commit wrongdoings, we may not be able to identify problems and make timely responses and, as a result, our image and reputation may suffer, which may have a material adverse effect on our results of operations.

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

We incurred net losses attributable to our company of RMB111.6 million and RMB136.2 million in 2007 and 2008, respectively. Although we have had net income attributable since 2009, as we expect our costs to increase as we continue to expand our business and operations, we may incur losses in the future. We cannot assure you that we will achieve or sustain profitability in the future.

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

Our business involves collecting and retaining large volumes of internal and customer data, including credit card numbers and other personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our business operations as well as our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential of the personal information that we collect, and to take adequate security measures to safeguard such information. Our current security measures and those of our third-party service providers may not be adequate for the protection of our customer, employee or company data. For instance, we were involved in a law suit where a customer alleged that we disclosed his personal information, although the court ruled in our favor eventually. We may face similar litigations in the future. In addition, computer hackers, foreign governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. It is also possible that unauthorized access to our proprietary internal and customer data may be obtained through inadequate use of security controls. The laws and regulations applicable to security and privacy are becoming increasingly important in China. Any theft, loss, fraudulent, unlawful use or disclosure of customer, employee or company data could harm our reputation or result in remedial and other costs, liabilities, fines or lawsuits.

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

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy. We have received copyright registration certificates for 19 of our major proprietary information systems and for our operational system. However, none of our other proprietary information system have been patented, copyrighted or otherwise registered as our intellectual property.

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

The PRC National People’s Congress promulgated the labor contract law in 2008, and amended it on December 28, 2012. The labor contract law imposes requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of fixed-term employment contracts. Considering the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the labor contract law, and the interpretation and implementation of these regulations are still evolving, we cannot assure you that our employment practices do not, or will not, violate the labor contract law and related regulations or that we will not be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. In addition, a significant number of our employees are dispatched from third-party human resources companies, which are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. According to a new regulation on labor dispatch, which was promulgated in December 2013 to implement the provisions of the labor contract law in this regard, a company is permitted to use dispatched employees for only up to 10% of its labor force after February 29, 2016. To comply with the labor dispatch regulation, we have reduced the percentage of dispatched employees since December 2013 by using service outsourcing arrangement. Under the service outsourcing arrangement, we have entered into service outsourcing agreements with a service outsourcing firm and relevant employees are deemed as employees of this service outsourcing firm. However, since the current labor dispatch regulation does not clearly define the distinction of labor dispatch and service outsourcing, we cannot rule out the possibility that our service outsourcing arrangement may be considered as labor dispatch by the relevant PRC government.

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

We place substantial reliance on the experience and the institutional knowledge of members of our current management team. Mr. Qi Ji, our founder and executive chairman, Ms. Min (Jenny) Zhang, our chief executive officer, and other members of the management team are particularly important to our future success due to their substantial experiences in lodging and other consumer-service industries. Finding suitable replacements for Mr. Qi Ji, Ms. Min (Jenny) Zhang and other members of our management team could be difficult, and competition for such personnel of similar experience is intense. The loss of the services of one or more members of our management team due to their departures or otherwise could hinder our ability to effectively manage our business and implement our growth strategies.

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

We carry all mandatory and certain optional commercial insurance, including property, business interruption, construction, third-party liability, public liability, product’s liability and employer’s liability insurance for our leased hotel operations. We also require our lessors and franchisees to purchase customary insurance policies. Although we are able to require our franchisees to obtain the requisite insurance coverage through our franchisees management, we cannot guarantee that our lessors will adhere to such requirements. In particular, there are inherent risks of accidents or injuries in hotels. One or more accidents or injuries at any of our hotels could adversely affect our safety reputation among customers and potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. In the future, we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels. We may also encounter disputes with insurance providers regarding payments of claims that we believe are covered under our policies. Furthermore, if we are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our reputation, business, financial condition and results of operations may be materially and adversely affected.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2015. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2015, we were obligated to demolish one leased hotel due to local government zoning requirements. As a result, we wrote off property and equipment of RMB2.3 million associated with this hotel and recognized a gain of RMB5.5 million, which is net of RMB5.7 million cash received and RMB2.1 million has been recorded as a receivable in other current assets as of December 31, 2015. In addition, as of December 31, 2015, we were notified by local government authorities that we may have to demolish two additional leased hotels due to local zoning requirements. Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate. In 2015, we were obligated to demolish three manachised hotels due to local government zoning requirements. We cannot assure you that similar demolitions, termination of franchise agreements or interruptions of our hotel operations due to zoning or other local regulations will not occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2015, a total of RMB209.8 million (US$32.4 million) was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

We face uncertainty from the PRC value-added tax reform, which may result in unfavorable tax consequences to us.

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which will become effective on May 1, 2016.  Subsequent to the effectiveness of Circular 36, most of our business will be subject to value-added tax, or VAT, at a rate of 6% and we would be permitted to offset input VAT by providing valid VAT invoices received from vendors against our VAT liability. As the interpretation and implementation of Circular 36 are still evolving, there remains substantial uncertainty as to its potential impact on our business and results of operations.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the Chinese affiliates of the ‘‘big four’’ accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US law and Chinese law. Specifically, for certain US listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Securities Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs and Our Trading Market

The market price for our ADSs has been and may continue to be volatile.

The market price for our ADSs has been volatile and has ranged from a low of US$15.35 to a high of US$33.00 on the NASDAQ Global Select Market in 2015. The market price is subject to wide fluctuations in response to various factors, including the following:

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

As of March 31, 2016, our founder, Mr. Qi Ji, who is also our executive chairman, and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially own approximately 40.8% of our outstanding ordinary shares on an as-converted basis. See “Item 7. Major Shareholders.” The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.

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

In late 2014, we established Chengjia Hotel Management Co., Ltd. (“Chengjia”) in Shanghai, which started operation in the second quarter of 2015. Since then, it has maintained a professional apartment service management team and provided apartment rental service that covers leases for a term from one month up to twelve months.

In December 2014, we entered into agreements with Accor to join forces in the Pan-China region to develop Accor brand hotels and to form an extensive and long-term alliance with Accor. The transactions with Accor were substantially completed in January 2016. Pursuant to the amended and restated master purchase agreement with Accor, we acquired from Accor (i) all of the issued and outstanding shares of certain wholly-owned subsidiaries of Accor engaged in the business of owning, leasing, franchising, operating and managing hotels under Accor brands in the midscale and economy market in the PRC, Taiwan and Mongolia, and (ii) 29.3% (subject to agreed adjustments) of the issued and outstanding shares of AAPC Hotel Management Limited, a Hong Kong subsidiary of Accor that engages in the business of owning, leasing, franchising, operating and managing hotels under Accor brands (x) in the luxury and upscale market in Hong Kong, Macau, Taiwan, the PRC and Mongolia, and (y) in the midscale and economy market in Hong Kong and Macau and, pursuant to certain arrangements for specified brands, the PRC, Mongolia and Taiwan. Pursuant to the amended and restated securities purchase agreement, we issued 24,895,543 ordinary shares to Accor, which represented 9.0% of our ordinary shares outstanding after issuance, and granted to Accor a right to nominate one director to our board of directors.

In connection with the amended and restated master purchase agreement and the amended and restated securities purchase agreement, we and Accor also entered into a number of additional agreements, including, among others:, (i) a master brand agreement and brand franchise agreements, pursuant to which Accor granted to us exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia, and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia (AAPC Hotel Management Limited being the only other entity with non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the same territories); all hotels under these brands will continue to be managed under Accor’s brand standards and have all benefits of Accor’s international distribution and loyalty platforms, and will also participate in our loyalty and distribution platforms and benefit from our on-the-ground support; (ii) a shareholders’ agreement in relation to the governance of AAPC Hotel Management Limited and our rights and obligations as shareholder of the company; (iii) a registration rights agreement in favor of Accor in respect of our ordinary shares that it acquired under the amended and restated securities purchase agreement; (iv) an amended and restated non-competition agreement that sets out certain business restrictions on us and Accor, and imposes certain lockup and standstill restrictions on Accor with respect to our equity securities; and (v) a deed of voting and ROFR, pursuant to which, among other things, (x) Accor has a right of first refusal in respect of transfers of our securities by Qi Ji or his affiliates, and (y) we and Qi Ji agreed to procure the appointment of a nominee of Accor to our board of directors (for so long as Accor and its affiliates own our ordinary shares or ADSs representing at least 8% of a pro forma number of our outstanding share capital, and subject to certain termination events described in the deed of voting and ROFR); and our articles of association were also amended and restated effective as of January 25, 2016 to give effect to Accor’s rights as described in the foregoing.

In the second half of 2015, we made strategic investment in Shanghai Yuchuang Investment Management Co., Ltd. (“LiYEAH Commune”), whose business model is to provide shared workspace, community and services for entrepreneurs, freelancers, startups and small businesses. LiYEAH Commune started operation in December 2015 and is currently providing flexible office rental services to end users through the platform operated by LiYEAH Commune.

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

4.B. Business Overview

We are a leading and fast-growing multi-brand hotel group in China with leased, manachised and franchised models. Under the lease model, we directly operate hotels typically located on leased properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2015, we had 616 leased hotels, 2,067 manachised hotels and 80 franchised hotels in operation and 21 leased hotels and 656 manachised and franchised hotels under development.

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

In addition to the seven hotel brands owned by us, we entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia. As a result of our customer-oriented approach, we believe that we have developed strong brand recognition and a loyal customer base. In 2015, more than 80% of our room nights were sold to individual and corporate members of HuaZhu Club, our loyalty program.

Our operations commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our total revenues grew from RMB4,420.8 million in 2013 to RMB6,110.9 million (US$943.4 million) in 2015. We had net income attributable to our company of RMB279.9 million, RMB307.3 million and RMB436.6 million (US$67.4 million) in 2013, 2014 and 2015, respectively. We had net cash provided by operating activities of RMB1,070.2 million, RMB1,454.0 million and RMB1,749.7 million (US$270.1 million) in 2013, 2014 and 2015, respectively.

We have received many awards for our business performance, including the “Best Hotel Management Groups of China” award at the 2015 Asia Hotel Forum Annual Meeting and the tenth China Hotel Starlight Awards in 2015, the “2015 China’s Best Local Emerging Hotel Brand” award for our Joya Hotel and the “2015 The Most Popular Newly-opened Business Hotel in Northeast China” award for our Joya Hotel Dalian at the Twelfth Goldent-Pillow Award of China Hotels in 2015, the “Top 100 Employers” certified by 61HR.COM in 2015, the “2015 Best Practice of Public Interest Award” at the Fifth China Charity Festival in 2015, the “Top 60 China’s Hotel Group in 2013” award from China Tourist Hotels Association in 2014, the “Industry’s Most Influential Brand” award from the Third China Finance Summit in 2014, the “China’s Outstanding Mid-Scale Hotel brand of 2013” award for our JI Hotel from Hotel Modernization magazine in 2013, the “Chinese Hotel Industry’s Influential Brand” award from China Brand Leaders Alliance, the “Hotel Chain Brand with the Most Value of Investment and Development in 2013” and the “Hotel Chain Brand with the Highest Consumer Satisfaction in 2013” awards from the Global Times, the “Top One Enterprise in the Sixth High Growth Enterprises Selection” organized by the Entrepreneur Magazine in 2013, the “Brand with the Most Space to Grow” award from Shanghai Morning Post in 2012, the “Best Budget Hotel” award from China Tourism Gold List by Traveler magazine in 2011, the “Best Economy Hotel Brand of China” award at the sixth China Hotel Starlight Awards in 2011, and the “Most Competitive Franchisor Brand in China in 2011 Award” from the Twelfth China Commercial Real Estate Investment Promotion Conference in 2011.

Our Hotel Network

As of December 31, 2015, we operated 2,763 hotels in China. We have adopted a disciplined return-driven development model aimed at achieving high growth and profitability. As of December 31, 2015, our hotel network covers 352 cities in 31 provinces and municipalities across China. As of December 31, 2015, we had an additional 677 leased, manachised and franchised hotels under development.

The following table sets forth a summary of all of our hotels as of December 31, 2015.

	Leased Hotels	Manachised Hotels	Franchised Hotels	Leased Hotels Under Development(1)	Manachised and Franchised Hotels Under Development(1)
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	185	554	24	4	168
Other cities	431	1,513	56	17	488
Total	616	2,067	80	21	656

(1)	Include hotels for which we have entered into binding leases or franchise agreements but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

The following table sets forth the status of our hotels under development as of December 31, 2015.

	Pre-conversion Period(1)	Conversion Period(2)	Total
Leased hotels	4	17	21
Manachised and Franchised hotels	316	340	656
Total	320	357	677

(1)	Includes hotels for which we have entered into binding leases or franchise agreements but of which the property has not been delivered by the respective lessors or property owners, as the case may be. The inactive projects are excluded from this list according to management judgment.

(2)	Includes hotels for which we have commenced conversion activities but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

Among 21 leased hotels under development as of December 31, 2015, we had 4 leased hotels during pre-conversion period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and had 17 leased hotels during conversion period, for which we have commenced conversion activities but that have not yet commenced operations. The anticipated completion dates for these leased hotels during conversion period range from February of 2016 to July of 2016. Total budgeted development costs for these leased hotels during conversion period, which primarily include construction costs for leasehold improvement and the furniture and equipment for hotel operation, were RMB70.2 million (US$10.8 million), of which RMB32.7 million (US$5.0 million) was incurred as of December 31, 2015. The average development costs per square meter for completed leased hotels in 2015 were RMB1,828 (US$282). The franchisees are responsible for development costs for our manachised hotels and franchised hotels.

Leased hotels

As of December 31, 2015, we had 616 leased hotels, accounting for approximately 22.3% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 20 years. We generally enjoy an initial two- to six-month rent-free period. We generally pay fixed rent on a quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years. Our leases usually allow for extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. 16 of our leases expired in 2015 and six were renewed prior to their expiration and ten hotel closed. As of December 31, 2015, 14 of our leases were expected to expire in 2016. Three of these 14 leases have terminated and the rest of these 14 leases are subject to negotiation as of the date of this annual report.

The following table sets forth the number of our leases for hotels in operation and under development due to expire in the periods indicated as of December 31, 2015.

Number of Leases
2016	14
2017	23
2018	22
2019	29
2020	45
2021-2023	173
2024-2026	164
2027 and onward	167
Total	637

Manachised hotels

As of December 31, 2015, we had 2,067 manachised hotels, accounting for approximately 74.8% of our hotels in operation. The franchisees of our manachised hotels either lease or own their hotel properties and are required to invest in the renovation of their properties according to our product standards. We manage our manachised hotels and impose the same standards on all manachised hotels to ensure product quality and consistency across our hotel network. We appoint and train hotel managers who are responsible for hiring hotel staff and managing daily operation. We also provide our franchisees with services such as central reservation, sales and marketing support, quality assurance inspections and other operational support and information. Our franchisees are responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses. We believe the manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

We collect fees from the franchisees of our manachised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for our manachised hotels typically run for an initial term of eight to ten years.

Our franchisees are generally required to pay us a one-time franchise fee typically ranging between RMB80,000 and RMB300,000. In general, we charge a monthly franchise fee of approximately 5% of the gross revenues generated by each manachised hotel. We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee to service customers who join our HuaZhu Club loyalty program at the manachised hotels. Furthermore, we employ, appoint and train hotel managers for our manachised hotels and charge the franchisees a monthly fee for services we provide.

Franchised hotels

As of December 31, 2015, we had 80 franchised hotels, accounting for approximately 2.9% of our hotels in operation. We collect fees from the franchisees of our franchised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. Services we provide to our franchised hotels generally include training, central reservation, sales and marketing support, quality assurance inspections and other operational support and information. We do not appoint hotel managers for our franchised hotels.

Our hotel chain has grown rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group in 2007. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Leased hotels	24	62	145	173	243	344	465	565	611	616
Manachised hotels	2	5	22	63	195	295	516	835	1,376	2,067
Franchised hotels	—	—	—	—	—	—	54	25	8	80
Total	26	67	167	236	438	639	1,035	1,425	1,995	2,763

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

In addition to the seven hotel brands owned by us, we entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia. We believe that our multi-brand strategy provides us with a competitive advantage by (i) enabling us to open a larger number of hotels in attractive markets, (ii) capturing a greater share of the spending of customers whose lodging needs may change from occasion to occasion or evolve over time, and (iii) providing us a greater benefit of economy of scale through shared platforms.

Joya Hotel

In December 2013, we launched Joya Hotel. These hotels are typically located in areas close to major business and commercial districts in first and second tier cities, and typically have a rack price between RMB400 and RMB1,000 per room night. The Joya Hotel targets affluent travelers and corporate events. Joya Hotel is designed for guests to enjoy an all-inclusive service, including complimentary breakfast, afternoon tea, healthy snack, mini bar free drinks, gym, automatic massage cabins and other premium services. The rooms are equipped with high-speed fiber access, full wireless coverage and Bluetooth speakers. As of December 31, 2015, we had three Joya Hotel in operation and an additional one Joya Hotel under development.

Manxin Hotels & Resorts

In October 2013, we launched Manxin Hotels & Resorts. These hotels are typically located in holiday resort areas, and typically have a rack price between RMB400 and RMB1,000 per room night. The Manxin Hotels & Resorts is our mid-to-upscale brand concept targeting leisure travelers, families and small-scale corporate events. Manxin Hotels & Resorts targets popular vacation destinations. Manxin Hotels & Resorts offers high quality rooms, rich breakfast buffet, lunch, afternoon tea, dinner and Chinese style housekeeping services. As of December 31, 2015, we had two Manxin Hotels & Resorts in operation and additional four Manxin Hotels & Resorts under development.

JI Hotel

JI Hotel, which was previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotels, is typically located in city centers or central business districts. Typically priced between RMB300 and RMB500 per room night, these hotels target travelers who seek a quality experience in hotel stays. JI Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels offer complimentary wireless Internet access throughout the premises, spacious lobbies with laser printers, computers, free drinks, and a cafe serving breakfast and simple meals. As of December 31, 2015, we had 186 JI Hotels in operation and an additional 94 JI Hotels under development.

Starway Hotel

Typically priced between RMB250 and RMB500 per room night, Starway Hotels vary in their designs and target middle class travelers who seek a spacious room, reasonable price and guaranteed quality. Starway Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels typically offer complimentary Internet access throughout the premises, spacious lobbies and meeting areas with complimentary tea and coffee. As of December 31, 2015, we had 118 Starway Hotels in operation and an additional 74 Starway Hotels under development.

Elan Hotel

In September 2014, we launched Elan Hotels. Elan Hotel is our economy hotel product which targets business travelers, young customers and urban tourists, and is committed to provide a unique business and leisure life experience for the hotel guests. The hotels’ modern and nature design elements create a fresh and refreshing atmosphere for the hotel guests. Elan Hotel brand conveys the concept of enjoyment of life and nature. These hotels are typically priced between RMB 150 and RMB300 per room night. As of December 31, 2015, we had 148 Elan Hotels in operation and additional 74 Elan Hotels under development.

HanTing Hotel

Launched in 2007 and originally marketed under the name of HanTing Express Hotel, HanTing Hotel is our economy hotel product with the value proposition of “Quality, Convenience and Value.” These hotels are typically located in areas close to major business and commercial districts, and are priced between RMB200 and RMB350 per room night. The HanTing Hotel targets knowledge workers and value- and quality-conscious travelers. These hotels have lobbies with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. Rooms are equipped with a comfortable mattress, plush buckwheat and cotton pillows, shower facilities, an outlet for free broadband Internet access, a working desk and chair, and universal and uninterruptable power sockets. As of December 31, 2015, we had 2,003 HanTing Hotels in operation and an additional 286 HanTing Hotels under development.

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inns are typically priced between RMB100 and RMB200 per room night and target rational and price-conscious travelers. These hotels offer compact rooms with comfortable beds and shower facilities and complimentary wireless Internet access throughout the premises. These hotels provide basic and clean accommodations. As of December 31, 2015, we had 302 Hi Inns in operation and an additional 139 Hi Inns under development.

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

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our HuaZhu University, previously known as HanTing College, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. Approximately 80% of our hotel managers have received training completion certificates. Our HuaZhu University also rolled out a new-hire training package in October 2009 to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. In 2015, our hotel-based staff and corporate staff on average have received approximately 60 and 40 hours of training, respectively.

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

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2015, 90% of our room nights were sold through our own sales platforms and the remaining 10% of our room nights through intermediaries.

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

A key component of our marketing efforts is the HuaZhu Club, our loyalty program, which covers all of our brands. We believe the HuaZhu Club loyalty program allow us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. A majority of individual members of the HuaZhu Club pay to enroll in the program. As of December 31, 2015, our HuaZhu Club had more than 49 million members. In 2015, more than 80% of our room nights were sold to our HuaZhu Club members. Members of the HuaZhu Club are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures and other benefits. HuaZhu Club members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels. These points can be redeemed for gifts or offset the room charges in our hotels. We also have joint promotional programs with leading financial institutions and airlines to recruit new members of our loyalty program. The HuaZhu Club includes four levels of membership: star, silver, gold and platinum. Star membership is the entry level and can be obtained from online registration for free. We charge RMB39 as the one-time membership fee for the silver membership. The one-time membership fee for the gold membership is RMB198 or RMB159, if purchased as an existing silver member. Memberships can be upgraded to the next level upon the satisfaction of certain conditions. HuaZhu Club was previously known as HanTing Club. We renamed HanTing Club as HuaZhu Club in 2013.

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

As of December 31, 2015, we have registered 304 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. An additional 97 trademark applications are under review by the authority. We have also registered one trademark in each of Singapore, Macau and Hong Kong, six trademarks in Korean, Taiwan and Malaysia and four trademarks in Japan. We have filed three trademark applications in Thailand, New Zealand and Australia, which are under review by the authorities. As of December 31, 2015, we have received four patents; another 13 patents were applied and are under review in the PRC. We have also received copyright registration certificates for 19 software programs developed by us as of December 31, 2015. In addition, we have registered 119 national and international top-level domain names, including www.htinns.com, www.hantinghotels.com and www.huazhu.com as of December 31, 2015.

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

Regulation

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue issued by the National Development and Reform Commission and the PRC Ministry of Commerce, or the MOC, which was most recently updated on March 10, 2015. Pursuant to this regulation, there are no restrictions on foreign investment in limited service hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Relative to other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions have consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal PRC regulations currently relevant to our business and operations.

Regulations on Hotel Operation

The Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry in November 1987 and amended it in 2011, and the State Council promulgated the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained in June 2004 and amended it in January 2009. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. Pursuant to the Measures for the Control of Security in the Hotel Industry, hotels failing to obtain the special industry license may be subject to warnings or fines of up to RMB200. In addition, pursuant to various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines.

The State Council promulgated the Public Area Hygiene Administration Regulation in April 1987 and amended it in February 2016, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, according to which, starting from May 1, 2011, hotel operators shall establish hygiene administration system and keep records of hygiene administration. In February 2009, the Standing Committee of the National People’s Congress, or the SCNPC enacted the PRC Law on Food Safety in February 2009 and amended it in April 2015, according to which any hotel that provides food must obtain a food service license; any food hygiene license which had been obtained prior to June 1, 2009 will be replaced by the food service license once the food hygiene license expires. To simplify licensing procedures, some cities such as Nanjing, Chengdu and Xi’an have combined the public area hygiene license and the food service license (or formerly food hygiene license) into one unified hygiene license. Pursuant to this law, hotels failing to obtain a food service license (or formerly food hygiene license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines equal to 1000% to 2000% of the value of food if such value is equal to or more than RMB10,000.

The Fire Prevention Law, as amended by the SCNPC in October 2008, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated by the Ministry of Public Security and effective as of May 1, 2009 and was amended on November 1, 2012 , require that public gathering places such as hotels submit a fire prevention design plan to apply for the completion acceptance of fire prevention facilities for their construction projects and to pass a fire prevention safety inspection by the local public security fire department, which is a prerequisite for opening business. Pursuant to these regulations, hotels failing to obtain approval of fire prevention design plans or failing fire prevention safety inspections may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.

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

According to the Environmental Protection Law of the People’s Republic of China and the Environmental Impact Assessment Law of the People’s Republic of China promulgated and newly amended by the SCNPC on October 28, 2002 and April 24, 2014, respectively, the Regulations Governing Environmental Protection in Construction Projects promulgated by the State Council on November 29, 1998, and the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects promulgated by the Ministry of Environmental Protection on December 27, 2001, hotels shall submit a Report on Environmental Impact Assessment and an Application Letter for Acceptance of Environmental Protection Facilities in Construction Projects to competent environmental protection authorities for approvals before commencing the operation. Pursuant to the Environmental Impact Assessment Law of the People’s Republic of China, any hotel failing to obtain the approval of an Environmental Impact Assessment may be ordered to cease construction and apply for the approval within a specified time limit. If the hotel still fails to obtain approval within the specified time limit, it may be subject to fines between RMB50,000 and RMB200,000, and the person directly responsible for the project may be subject to certain administrative penalties. Pursuant to the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects, any hotel failing to obtain an Acceptance of Environmental Protection Facilities in Construction Projects may be subject to fines and an order to obtain approval within a specified time limit.

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the MOC, and its regional counterparts. Such activities are currently regulated by the Regulations for Administration of Commercial Franchising, which was promulgated by the State Council on February 6, 2007 and became effective on May 1, 2007. The Regulations for Administration of Commercial Franchising were subsequently supplemented by the Administrative Measures for Archival Filing of Commercial Franchises, which was newly amended and promulgated by the MOC on December 12, 2011 and became effective on February 1, 2012, and the newly amended Administrative Measures for Information Disclosure of Commercial Franchises, which was promulgated by the MOC on February 23, 2012 and became effective on April 1, 2012.

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

Regulations on Trademarks

Both the PRC Trademark Law adopted by the SCNPC on August 23, 1982 and revised on August 30, 2013 and the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks and trade names. The Trademark Office under the State Administration for Industry and Commerce, or the SAIC, handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office.

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

On March 30, 2015, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19. Circular 19 has superseded Circular 142 by restating certain restrictions on use of registered capital in foreign currency by a foreign-invested company. Nevertheless, Circular 19 specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in PRC subject to certain reinvestment registration with local SAFE. However, the interpretation and enforcement of Circular 19 by local SAFE remain significant uncertainties in practice.

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

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which became effective and suspended Circular 75 on the same date, and Circular 37 shall prevail over any other inconsistency between itself and relevant regulations promulgated earlier. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle”. Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefit. A registered special purpose vehicle is required to amend its SAFE registration or file with respect to such vehicle in connection with any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident's increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local SAFE branch before exercising such options. The SAFE simultaneously issued a series of guidance to its local branches with respect to the implementation of Circular 37. Under Circular 37, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations. See "Risk Factors—Risks related to our business—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us."

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

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 31, 2016.

The following table sets forth summary information for our significant subsidiaries as of March 31, 2016.

Major Subsidiaries	Percentage of Ownership	Date of or Incorporation/Acquisition	Place of Incorporation
China Lodging Holdings (HK) Limited	100%	October 22, 2008	Hong Kong
China Lodging Holdings Singapore Pte. Ltd.	100%	April 14, 2010	Singapore
Shanghai HanTing Hotel Management Group, Ltd.	100%	November 17, 2004	PRC
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd.	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd.	100%	January 16, 2008	PRC
Yiju (Shanghai) Hotel Management Co., Ltd.	100%	April 12, 2007	PRC
HanTing Technology (Suzhou) Co., Ltd.	100%	December 3, 2008	PRC
HanTing (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC
Starway Hotels (Hong Kong) Limited	100%	May 1, 2012	Hong Kong
Starway Hotel Management (Shanghai) Co., Ltd.	100%	May 1, 2012	PRC
HuaZhu Hotel Management Co., Ltd.	100%	August 16, 2012	PRC
Mengguang Information Technology (Shanghai) Co., Ltd.	100%	February 26, 2014	PRC
Jiangsu Mengguang Information Technology Co., Ltd.	100%	November 7, 2013	PRC
ACL Greater China Limited	100%	December 8, 2015	Hong Kong
Ibis China Investment Limited	100%	August 13, 2007	Hong Kong
Yagao Meihua Hotel Management Co., Ltd.	100%	February 16, 2015	PRC

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China and occupy nearly 8,300 square meters of office space, about 1,500 square meters of which is owned by us and the rest is leased. As of December 31, 2015, we leased 616 out of our 2,763 hotel facilities with an aggregate size of approximately 3.1 million square meters, including approximately 60,000 square meters subleased to third parties. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

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

Overview

We are a leading and fast-growing multi-brand hotel group in China with leased, manachised and franchised models. Under the lease model, we directly operate hotels typically located on leased properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2015, we had 616 leased, 2,067 manachised and 80 franchised hotels in operation and 21 leased hotels and 656 manachised and franchised hotels under development.

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

In addition to the seven hotel brands owned by us, we entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia. As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2015, more than 80% of our room nights were sold to members of HuaZhu Club, our loyalty program.

Our operations commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our total revenues grew from RMB4,420.8 million in 2013 to RMB6,110.9 million (US$943.4 million) in 2015. We had net income attributable to our company of RMB279.9 million, RMB307.3 million and RMB436.6 million (US$67.4 million) in 2013, 2014 and 2015, respectively. We had net cash provided by operating activities of RMB1,070.2 million, RMB1,454.0 million and RMB1,749.7 million (US$270.1 million) in 2013, 2014 and 2015, respectively.

Specific factors affecting our results of operations

While our business is affected by factors relating to general economic conditions and the lodging industry in China (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our operating results are subject to conditions affecting the lodging industry in general.”), we believe that our results of operations are also affected by company-specific factors, including, among others:

•	The total number of hotels and hotel rooms in our hotel network. Our revenues largely depend on the size of our hotel network. Furthermore, we believe the expanded geographic coverage of our hotel network will enhance our brand recognition. Whether we can successfully increase the number of hotels and hotel rooms in our hotel group is largely affected by our ability to effectively identify and lease, manachise or franchise additional hotel properties at desirable locations on commercially favorable terms and the availability of funding to make necessary capital investments to open these new hotels.

•	The fixed-cost nature of our business. A significant portion of our operating costs and expenses, including rent and depreciation and amortization, is relatively fixed. As a result, an increase in our revenues achieved through higher RevPAR generally will result in higher profitability. Vice versa, a decrease in our revenues could result in a disproportionately larger decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately.

•	The number of new leased hotels under development. Generally, the operation of each leased hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased hotels generally incur pre-opening expenses ranging from approximately RMB0.5 to RMB10.0 million per hotel and generate no revenue. During periods when a large number of new leased hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.

•	The mix of mature leased hotels, new leased hotels ,manachised hotels and franchised hotels. When a new hotel starts operation and goes through the ramp-up stage, the occupancy rate is relatively low and the room rate may be subject to discount. Revenues generated by these hotels are lower than those generated by mature hotels and may be insufficient to cover their operating costs, which are relatively fixed in nature and are similar to those of mature hotels. The lower profitability during the ramp-up stage for leased hotels may have a significant negative impact on our financial performance. The length of ramp-up stage may be affected by factors such as hotel size, seasonality and location. New hotels opened in lower-tier cities generally have longer ramp-up period. On average, it takes our hotels approximately six months to ramp up. We define mature leased hotels as those that have been in operation for more than six months. Our mature leased hotels have been and will continue to be the main contributor to our revenues and profit.

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

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 1,425 in 2013 to 2,763 in 2015 and our total hotel room-nights available for sale increased from 48.1 million in 2013 to 88.4 million in 2015. The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of and for the dates and periods indicated.

	As of December 31,
	2013	2014	2015
Total hotels in operation	1,425	1,995	2,763
Leased hotels	565	611	616
Manachised hotels	835	1,376	2,067
Franchised hotels	25	8	80
Total hotel rooms in operation	152,879	209,955	278,843
Leased hotels	65,836	72,335	75,436
Manachised hotels	84,437	136,689	196,737
Franchised hotels	2,606	931	6,670
Total hotel room-nights available for sale	48,092,877	65,321,955	88,384,653
Leased hotels	21,731,349	25,286,195	27,093,439
Manachised hotels	25,293,118	39,542,356	60,244,011
Franchised hotels	1,068,410	493,404	1,047,203
Number of cities	249	300	352

RevPAR. RevPAR is a commonly used operating measure in the lodging industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offering, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. From year to year, occupancy of our portfolio may fluctuate as a result of change in the mix of mature and ramp-up hotels, as well as special event such as the Shanghai Expo in 2010. We set the room rates of our hotels primarily based on the location of a hotel, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster. From year to year, average daily rate of our portfolio may change due to our yield management practice, city mix change and special events such as Shanghai Expo in 2010. The following table sets forth our RevPAR, average daily room rate and occupancy rate for our leased and manachised hotels for the periods indicated. We did not track the RevPAR, average daily room rate or occupancy rate for our franchised hotels before 2015.

	Year Ended December 31,
	2013	2014	2015
RevPAR (in RMB)
Leased hotels	168	169	172
Manachised hotels	159	153	145
Franchised hotels	N/A	N/A	124
Total hotels in operation	163	159	153
Average daily room rate (in RMB)
Leased hotels	187	190	198
Manachised hotels	174	172	170
Franchised hotels	N/A	N/A	177
Total hotels in operation	180	179	179

	Year Ended December 31,
	2013	2014	2015
Occupancy rate (as a percentage)
Leased hotels	90	89	87
Manachised hotels	92	89	85
Franchised hotels	N/A	N/A	70
Total hotels in operation	91	89	85
Weight of hotel room-nights available for sale contributed by leased hotels less than 6 months (as a percentage)	12	7	3

RevPAR may change from period to period due to (i) the change in the mix of our leased hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The total hotel RevPAR in 2015 is lower than that in 2014, mainly as a result of the relatively soft overall market and the city mix shifting toward lower-tier cities. The total hotel RevPAR in 2014 is lower than that in 2013, mainly as a result of the relatively soft overall market and the city mix shifting toward lower-tier cities, in particular a higher percentage of newly-opened hotels in lower-tier cites as a result of the our accelerated growth in manachise business nationwide.

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

	For the Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015

RevPAR (in RMB):
Leased hotels	151	174	184	166	150	176	188	172
Manachised hotels	143	158	166	145	131	146	159	141
Franchised hotels	N/A	N/A	N/A	N/A	115	126	137	116

Total hotels in operation	146	164	173	153	137	156	167	149

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

	For the Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Number of hotels in operation for at least 18 months	841	959	1,049	1,178	1,280	1,380	1,493	1,612
RevPAR (RMB)	157	176	183	161	145	164	173	154
Same-hotel RevPAR change (as a percentage)	-1	0	0	-3	-5	-4	-3	-3

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

	Year Ended December 31,
	2013		2014		2015
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Revenues:
Leased hotels	3,870,887	87.6	4,522,431	85.9	4,986,872	769,840	81.6
Manachised and franchised hotels	549,958	12.4	742,797	14.1	1,123,979	173,512	18.4
Total revenues	4,420,845	100.0	5,265,228	100.0	6,110,851	943,352	100.0
Less: Business tax and related taxes	252,216	5.7	300,500	5.7	336,227	51,904	5.5
Net revenues	4,168,629	94.3	4,964,728	94.3	5,774,624	891,448	94.5

•	Leased Hotels. In 2013, we generated revenues of RMB3,870.9 million from our leased hotels, which accounted for 87.6% of our total revenues for the year. In 2014, we generated revenue of RMB4,522.4 million from our leased hotels, which accounted for 85.9% of our total revenues for the year. In 2015, we generated revenue of RMB4,986.9 million (US$769.8 million) from our leased hotels, which accounted for 81.6% of our total revenues for the year. We expect that revenues from our leased hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future. As of December 31, 2015, we had 21 leased hotels under development.

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

Our revenues generated from leased hotels are significantly affected by the following two operating measures:

•	The total number of room nights available from the leased hotels in our hotel group. The future growth of revenues generated from our leased hotels will depend significantly upon our ability to expand our hotel group into new locations in China and maintain and further increase our RevPAR at existing hotels. As of December 31, 2015, we had entered into binding contracts with lessors of 21 properties for our leased hotels, which are currently under development.

•	RevPAR achieved by our leased hotels, which represents the product of average daily rates and occupancy rates. To understand factors impacting our RevPAR, please see “– Non-financial Key Performance Indicators – RevPAR.”

•	Manachised and Franchised Hotels. In 2013, we generated revenues of RMB550.0 million from our manachised and franchised hotels, which accounted for 12.4% of our total revenues for the year. In 2014, we generated revenues of RMB742.8 million from our manachised and franchised hotels, which accounted for 14.1% of our total revenues for the year. In 2015, we generated revenues of RMB1,124.0 million (US$173.5 million) from our manachised and franchised hotels, which accounted for 18.4% of our total revenues for the year. We expect that revenues from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels in our hotel group. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2015, we had 656 manachised and franchised hotels under development.

•	Manachised Hotels. Our franchisees either lease or own their hotel properties and also invest in the renovation of their properties according to our product standards. Our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels according to our standards, and all of the operating expenses. We directly manage our manachised hotels and impose the same standards for all manachised hotels to ensure product quality and consistency across our hotel network. Management services we provide to our franchisees for our manachised hotels generally include hiring, appointing and training hotel managers, managing reservations, providing sales and marketing support, conducting quality assurance inspections and providing other operational support and information. We believe our manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

We collect fees from our franchisees and do not bear the loss, if any, incurred by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for manachised hotels typically run for an initial term of eight to ten years. Our franchisees are generally required to pay us a one-time franchise fee ranging between RMB80,000 and RMB300,000. In general, we charge a monthly franchise fee of approximately 5% of the total revenues generated by each manachised hotel. We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee to service customers who join our HuaZhu Club loyalty program at the manachised hotels. Furthermore, we employ and appoint hotel managers for the manachised hotels and charge the franchisees a monthly fee for such service.

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

	Year Ended December 31,
	2013		2014		2015
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Net revenues	4,168,629	100.0	4,964,728	100.0	5,774,624	891,448	100.0
Operating costs and expenses
Hotel operating costs:
Rents	1,255,663	30.1	1,543,651	31.1	1,804,532	278,572	31.2
Utilities	273,314	6.5	323,837	6.5	341,620	52,737	5.9
Personnel costs	638,511	15.3	788,973	15.9	919,555	141,955	15.9
Depreciation and amortization	453,062	10.9	558,833	11.3	645,058	99,580	11.2
Consumables, food and beverage	391,715	9.4	454,795	9.2	485,099	74,886	8.4
Others	169,401	4.1	207,938	4.1	316,283	48,826	5.5
Total hotel operating costs	3,181,666	76.3	3,878,027	78.1	4,512,147	696,556	78.1
Selling and marketing expenses	138,129	3.3	187,435	3.8	179,568	27,720	3.1
General and administrative expenses	284,756	6.8	342,128	6.9	403,008	62,214	7.0
Pre-opening expenses	211,284	5.1	186,325	3.8	110,011	16,983	1.9
Total operating costs and expenses	3,815,835	91.5	4,593,915	92.6	5,204,734	803,473	90.1

•	Hotel Operating Costs. Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and manachised hotels. Leased hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs in absolute amount will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our total revenue may change from period to period mainly driven by three factors, namely, (i) the hotel operating costs as a percentage of revenues from our leased hotels, (ii) the operating costs, mainly personnel costs, as a percentage of revenues from the manachised and franchised business and (iii) the weight of manachised and franchised hotels in our revenue mix.

•	Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, bank fees for processing bank card payments, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our selling and marketing expenses will increase as our sales increase and as we further expand into new geographic locations and promote our brands.

•	General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and benefits for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, travel and communication expenses of our general and administrative staff, costs of third-party professional services, and office expenses for corporate and regional office. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business.

•	Pre-opening Expenses. Our pre-opening expenses consist primarily of rents, personnel cost, and other miscellaneous expenses incurred prior to the opening of a new leased hotel.

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

	Year Ended December 31,
	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Rents	186,656	163,155	95,977	14,817
Personnel cost	8,700	7,217	5,903	911
Others	15,928	15,953	8,131	1,255
Total pre-opening expenses	211,284	186,325	110,011	16,983

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Year Ended December 31,
	2013		2014		2015
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Hotel operating costs	4,948	16.2	6,830	21.4	8,835	1,364	16.8
Selling and marketing expenses	973	3.2	939	2.9	907	140	1.7
General and administrative expenses	24,547	80.6	24,168	75.7	42,793	6,606	81.5
Total share-based compensation expenses	30,468	100.0	31,937	100.0	52,535	8,110	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009, August 2010 and March 2015. We have granted options to purchase nil, 319,480 and 118,348 of our ordinary shares in 2013, 2014 and 2015, respectively. We granted 979,950, 1,167,100 and 13,931,961 shares of restricted stock in 2013, 2014 and 2015, respectively. We recognized share-based compensation as compensation expenses in the statement of comprehensive income based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

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

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Non-GAAP Financial Data
EBITDA(1)	841,781	969,546	1,271,675	196,312
Adjusted EBITDA (1)	872,249	1,001,483	1,324,210	204,422

(1)	We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. Our calculation of EBITDA and Adjusted EBITDA does not deduct foreign exchange gain, which was RMB0.02 million in 2013, or foreign exchange loss, which was RMB0.2 million in 2014, or foreign exchange gain, which was RMB7.8 million (US$1.2 million) in 2015. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

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

A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net income attributable to our company	279,858	307,348	436,600	67,399
Interest income	(6,856)	(23,162)	(26,712)	(4,124)
Interest expense	813	1,533	3,854	595
Tax expense	104,820	113,105	196,529	30,339
Depreciation and amortization	463,146	570,722	661,404	102,103
EBITDA (Non-GAAP)	841,781	969,546	1,271,675	196,312

Share-based compensation expenses	30,468	31,937	52,535	8,110
Adjusted EBITDA (Non-GAAP)	872,249	1,001,483	1,324,210	204,422

Hotel Income. Hotel income is the difference between net revenues and hotel operating costs. Hotel income was RMB1,262.5 million (US$194.9 million) for 2015, compared with RMB1,086.7 million for 2014. The year-over-year increase was mainly due to higher hotel income generated from our expanded network of manachised and franchised hotels and mature leased hotels.

We track Hotel Income separately for our leased hotels, as well as for manachised and franchised hotels. The hotel income from the leased hotels was RMB456.0 million (US$70.4 million) for the full year of 2015. The hotel income from the manachised and franchised hotels was RMB806.5 million (US$124.5 million) during the full year of 2015, or accounting for approximately 63.9% of total hotel income.

Net Cash Provided by Operating Activities. Our net cash provided by operating activities is primarily attributable to our net income, add-backs from share-based compensation expenses, depreciation and amortization and deferred rent and changes in deferred revenue and prepaid rent. We use net cash provided by operating activities to assess the cash generation capability and return profile of our business. Compared with EBITDA, net cash provided by operating activities neutralizes the impact of straight-line based rental accounting and timing difference in certain areas of revenue recognition when assessing the return profile and profitability of our business. We had net cash provided by operating activities of RMB1,070.2 million, RMB1,454.0 million and RMB1,749.7 million (US$270.1 million) in 2013, 2014 and 2015, respectively. The year-over-year increase was mainly due to the expansion of our hotel network. We expect that our net cash provided by operating activities will continue to increase as we further expand our hotel network.

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

China Lodging Singapore is subject to Singapore corporate income tax at a rate of 17% in 2015. No Singapore profit tax has been provided as we have not had assessable profit that was earned in or derived from Singapore during the years presented.

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

We account for hotel manager fees related to the hotels under the manachise program as revenues. Pursuant to the franchise agreements under the manachise program, we charge the franchisees fixed hotel manager fees to cover the manachised hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses that we incur on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2013, 2014 and 2015, the hotel manager fees that were recognized as revenue were RMB116.9 million, RMB166.6 million and RMB261.7 million (US$40.4 million), respectively.

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

We complete a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of each reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our reporting unit will change, which could affect the amount of goodwill impairment charges, if any. We perform the annual goodwill impairment test on November 30.

Customer Loyalty Program

HuaZhu Club is our customer loyalty program. Our members can earn points based on spending at our leased, manachised and franchised hotels and participating in certain marketing programs. These points can be redeemed for gifts or offset the room charges in our hotels within two years after the points are earned. Management determines the fair value of the future redemption obligation based on certain formulas which project the future point redemption behavior based on historical experience, including an estimate of points that will never be redeemed, and an estimate of the points that will eventually be redeemed as well as the cost to be incurred in conjunction with the point redemption. The actual expenditure may differ from the estimated liability recorded.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss in the China’s limited service hotel industry, tax planning strategy implemented and other tax planning alternatives. Prior to 2009, we had significant operating losses attributable to rapid expansion and related pre-opening costs incurred. As of December 31, 2013, 2014 and 2015, we had deferred tax assets generated from net loss carryforward after valuation allowance of RMB39.4 million, RMB50.5 million and RMB66.4 million (US$10.2 million), respectively. We expect many of our hotels that were put in operation since 2010 will become mature and generate sufficient taxable profit to utilize the substantial portion of the net loss carryforward. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in the period in which the allowance is recorded.

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

We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interests and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

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

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	(RMB)	(US$)%
	(In thousands except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased hotels	3,870,887	92.9	4,522,431	91.1	4,986,872	769,840	86.3
Manachised and franchised hotels	549,958	13.2	742,797	15.0	1,123,979	173,512	19.5
Total revenues	4,420,845	106.1	5,265,228	106.1	6,110,851	943,352	105.8
Less: Business tax and related taxes	252,216	6.1	300,500	6.1	336,227	51,904	5.8
Net revenues	4,168,629	100.0	4,964,728	100.0	5,774,624	891,448	100.0
Operating costs and expenses(1):
Hotel operating costs	3,181,666	76.3	3,878,027	78.1	4,512,147	696,556	78.1
Selling and marketing expenses	138,129	3.3	187,435	3.8	179,568	27,720	3.1
General and administrative expenses	284,756	6.8	342,128	6.9	403,008	62,214	7.0
Pre-opening expenses	211,284	5.1	186,325	3.8	110,011	16,983	1.9
Total operating costs and expenses	3,815,835	91.5	4,593,915	92.6	5,204,734	803,473	90.1
Other operating income	27,750	0.6	18,551	0.5	31,264	4,827	0.5
Income from operations	380,544	9.1	389,364	7.9	601,154	92,802	10.4
Interest income	6,856	0.2	23,162	0.5	26,712	4,124	0.5
Interest expenses	813	0.0	1,533	0.0	3,854	595	0.0
Other income	1,907	0.0	4,749	0.1	4,083	630	0.0
Foreign exchange gain (loss)	21	0.0	(246)	0.0	7,814	1,206	0.1
Income before income taxes	388,515	9.3	415,496	8.5	635,909	98,167	11.0
Income tax expense	104,820	2.5	113,105	2.3	196,529	30,339	3.4
Net income	283,695	6.8	302,391	6.2	439,380	67,828	7.6
Less: net income (loss) attributable to noncontrolling interest	3,837	0.1	(4,957)	(0.1)	2,780	429	0.0
Net income attributable to China Lodging Group, Limited	279,858	6.7	307,348	6.3	436,600	67,399	7.6

Note: (1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	30,468	31,937	52,535	8,110

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Our net revenues increased by 16.3% from RMB4,964.7 million in 2014 to RMB5,774.6 million (US$891.4 million) in 2015.

•	Leased Hotels. Revenues from our leased hotels increased by 10.3% from RMB4,522.4 million in 2014 to RMB4,986.9 million (US$769.8 million) in 2015. This increase was primarily due to our continued expansion of leased hotels from 611 hotels and 72,335 hotel rooms as of December 31, 2014 to 616 hotels and 75,436 hotel rooms as of December 31, 2015. The slight increase of RevPAR for our leased hotels from RMB169 in 2014 to RMB172 (US$26.6) in 2015 was also attributable to the increase.

•	Manachised and Franchised Hotels. Revenues from our manachised and franchised hotels increased by 51.3% from RMB742.8 million in 2014 to RMB1,124.0 million (US$173.5 million) in 2015. This increase was primarily due to our continued expansion of manachised hotels from 1,376 hotels and 136,689 hotel rooms as of December 31, 2014 to 2,067 hotels and 196,737 hotel rooms as of December 31, 2015, partially offset by a decrease in RevPAR. RevPAR for our manachised hotels decreased from RMB153 in 2014 to RMB145 (US$22.4) in 2015, primarily due to the relatively soft overall market and the city mix shifting toward lower-tier cities, in particular a higher percentage of newly-opened hotels in lower-tier cities as a result of our accelerated growth in manachise business nationwide.

Operating Costs and Expenses. Our total operating costs and expenses increased by 13.3% from RMB4,593.9 million in 2014 to RMB5,204.7 million (US$803.5 million) in 2015.

•	Hotel Operating Costs. Our hotel operating costs increased by 16.4% from RMB3,878.0 million in 2014 to RMB4,512.1 million (US$696.6 million) in 2015. This increase was primarily due to our expansion of leased hotels from 611 hotels as of December 31, 2014 to 616 hotels as of December 31, 2015. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 1,376 hotels as of December 31, 2014 to 2,067 hotels as of December 31, 2015. Our hotel operating costs as a percentage of net revenues in 2015 remained the same as 78.1% in 2014.

•	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 4.2% from RMB187.4 million in 2014 to RMB179.6 million (US$27.7 million) in 2015. Our selling and marketing expenses as a percentage of net revenues decreased from 3.8% in 2014 to 3.1% in 2015. The decrease was mainly attribute to lower marketing spending as a result of our well-established brand and reputation.

•	General and Administrative Expenses. Our general and administrative expenses increased from RMB342.1 million in 2014 to RMB403.0 million (US$62.2 million) in 2015, primarily as a result of our business expansion. Our general and administrative expenses as a percentage of net revenues remained relatively stable in 2014 and 2015.

•	Pre-opening Expenses. Our pre-opening expenses decreased from RMB186.3 million in 2014 to RMB110.0 million (US$17.0 million) in 2015. Our pre-opening expenses as a percentage of net revenues decreased from 3.8% in 2014 to 1.9% in 2015. These decreases were primarily due to fewer leased hotels opened and in the pipeline in 2015.

Other Operating Income. Our other operating income was RMB18.6 million and RMB31.3 million (US$4.8 million) in 2014 and 2015, respectively, which mainly includes government grants and gain or loss arising from the write-off of property and equipment associated with the leased hotels demolished.

Income from Operations. As a result of the foregoing, we had income from operations of RMB601.2 million (US$92.8 million) in 2015, compared to income from operations of RMB389.4 million in 2014.

Interest Income (Expense), Net. Our net interest income was RMB22.8 million (US$3.5 million) in 2015. Our interest income was RMB26.7 million (US$4.1 million) in 2015, and our interest expense was RMB3.9 million (US$0.6 million). Our net interest income was RMB21.7 million in 2014. Our interest income was RMB23.2 million in 2014, and our interest expense was RMB1.5 million. The increase in interest income from 2014 to 2015 was primarily due to the increase in our cash and cash equivalents and loans to franchisees.

Other Income (Expense). Our other income was RMB4.7 million and RMB4.1 million (US$0.6 million) in 2014 and 2015, respectively, primarily attributable to reimbursement from the depositary of our ADSs for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement and profit sharing in our joint ventures.

Foreign Exchange Loss or Gain. We had foreign exchange gain of RMB7.8 million (US$1.2 million) in 2015, compared to foreign exchange loss of RMB0.2 million in 2014. Our foreign exchange gain in 2015 was primarily attributable to the depreciation of the Renminbi against the U.S. dollar in 2015.

Income Tax Expense. Our tax expenses increased from RMB113.1 million in 2014 to RMB196.5 million (US$30.3 million) in 2015, primarily due to the increase in our income before income taxes from RMB415.5 million in 2014 to RMB635.9 million (US$98.2 million) in 2015. Our effective tax rate in 2015 was 30.9%, which increased from 27.2% in 2014, primarily due to the effect of accrued withholding tax on cash dividends.

Net Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income based on their equity interest in the leased hotels owned by the joint ventures. Net income attributable to noncontrolling interest was RMB2.8 million (US$0.4 million) in 2015, compared to the net loss attributable to noncontrolling interest of RMB5.0 million in 2014, primarily due to decreased losses of some joint ventures.

Net Income Attributable to China Lodging Group, Limited. As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB436.6 million (US$67.4 million) in 2015 compared to net income attributable to China Lodging Group, Limited of RMB307.3 million in 2014.

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was RMB1,271.7 million (US$196.3 million) in 2015, compared with EBITDA of RMB969.5 million in 2014. Adjusted EBITDA (non-GAAP) increased from RMB1,001.5 million in 2014 to RMB1,324.2 million (US$204.4 million) in 2015. This change was primarily due to the expansion of our hotel network.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Our net revenues increased by 19.1% from RMB4,168.6 million in 2013 to RMB4,964.7 million in 2014.

•	Leased Hotels. Revenues from our leased hotels increased by 16.8% from RMB3,870.9 million in 2013 to RMB4,522.4 million in 2014. This increase was primarily due to our continued expansion of leased hotels from 565 hotels and 65,836 hotel rooms as of December 31, 2013 to 611 hotels and 72,335 hotel rooms as of December 31, 2014. The slight increase of RevPAR for our leased hotels from RMB168 in 2013 to RMB169 in 2014 was also attributable to the increase.

•	Manachised and Franchised Hotels. Revenues from our manachised and franchised hotels increased by 35.1% from RMB550.0 million in 2013 to RMB742.8 million in 2014. This increase was primarily due to our continued expansion of manachised hotels from 835 hotels and 84,437 hotel rooms as of December 31, 2013 to 1,376 hotels and 136,689 hotel rooms as of December 31, 2014, partially offset by a decrease in RevPAR. RevPAR for our manachised hotels decreased from RMB159 in 2013 to RMB153 in 2014, primarily due to the relatively soft overall market and the city mix shifting toward lower-tier cities, in particular a higher percentage of newly-opened hotels in lower-tier cities as a result of our accelerated growth in manachise business nationwide.

Operating Costs and Expenses. Our total operating costs and expenses increased by 20.4% from RMB3,815.8 million in 2013 to RMB4,593.9 million in 2014.

•	Hotel Operating Costs. Our hotel operating costs increased by 21.9% from RMB3,181.7 million in 2013 to RMB3,878.0 million in 2014. This increase was primarily due to our expansion of leased hotels from 565 hotels as of December 31, 2013 to 611 hotels as of December 31, 2014. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 835 hotels as of December 31, 2013 to 1,376 hotels as of December 31, 2014. Our hotel operating costs as a percentage of net revenues increased from 76.3% in 2013 to 78.1% in 2014. The year-over-year increase in the percentage was mainly attributed to the deceased RevPAR and the increased number of midscale leased hotels in the ramping-up stage.

•	Selling and Marketing Expenses. Our selling and marketing expenses increased by 35.7% from RMB138.1 million in 2013 to RMB187.4 million in 2014. Our selling and marketing expenses as a percentage of net revenues increased from 3.3% in 2013 to 3.8% in 2014. The increase was mainly due to various promotional activities to attract new Huazhu Club members in 2014. The members of our HuaZhu Club increased from more than 15 million to more than 31 million. The increase was also attributable to the increased reservations for new brands through third-party agencies in 2014.

•	General and Administrative Expenses. Our general and administrative expenses increased from RMB284.8 million in 2013 to RMB342.1 million in 2014, primarily as a result of our business expansion, IT development and brand portfolio growth. Our general and administrative expenses as a percentage of net revenues remained relatively stable in 2013 and 2014.

•	Pre-opening Expenses. Our pre-opening expenses decreased from RMB211.3 million in 2013 to RMB186.3 million in 2014. Our pre-opening expenses as a percentage of net revenues decreased from 5.1% in 2013 to 3.8% in 2014. These decreases were primarily due to fewer leased hotels opened and in the pipeline in 2014 and enlarged revenue base.

Other Operating Income. Our other operating income was RMB27.8 million and RMB18.6 million in 2013 and 2014, respectively, which mainly includes government grants and gain or loss arising from the write-off of property and equipment associated with the leased hotels demolished due to government zoning.

Income from Operations. As a result of the foregoing, we had income from operations of RMB389.4 million in 2014, compared to income from operations of RMB380.5 million in 2013.

Interest Income (Expense), Net. Our net interest income was RMB21.7 million in 2014. Our interest income was RMB23.2 million in 2014, and our interest expense was RMB1.5 million. Our net interest income was RMB6.0 million in 2013. Our interest income was RMB6.9 million in 2013, and our interest expense was RMB0.9 million. The increase in interest income from 2013 to 2014 was primarily due to the significant increase in our cash and cash equivalents.

Other Income (Expense). Our other income was RMB1.9 million and RMB4.7 million in 2013 and 2014, respectively, primarily attributable to reimbursement from the depositary of our ADSs for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement and profit sharing in our joint ventures.

Foreign Exchange Loss or Gain. We had foreign exchange loss of RMB0.2 million in 2014, compared to foreign exchange gain of RMB0.02 million in 2013. Our foreign exchange loss in 2014 was primarily attributable to the depreciation of the Renminbi against the U.S. dollar in 2014.

Income Tax Expense. Our tax expenses increased from RMB104.8 million in 2013 to RMB113.1 million in 2014, primarily due to the increase in our income before income taxes from RMB388.5 million in 2013 to RMB415.5 million in 2014. Our effective tax rate in 2014 was 27.2%, which remained relatively stable compared to 27.0% in 2013.

Net Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income based on their equity interest in the leased hotels owned by the joint ventures. Net income attributable to noncontrolling interest was RMB3.8 million in 2013. Net loss attributable to noncontrolling interest was RMB5.0 million in 2014, primarily due to losses of some joint ventures.

Net Income Attributable to China Lodging Group, Limited. As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB307.3 million in 2014 compared to net income attributable to China Lodging Group, Limited of RMB279.9 million in 2013.

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was RMB969.5 million in 2014, compared with EBITDA of RMB841.8 million in 2013. Adjusted EBITDA (non-GAAP) increased from RMB872.2 million in 2013 to RMB1,001.5 million in 2014. This change was primarily due to the expansion of our hotel network.

Outstanding Indebtedness

In March 2012, we entered into a credit facility with the Industrial and Commercial Bank of China under which we can draw down up to RMB500.0 million, subject to adjustment, by May 21, 2015 with the final tranche of repayment due in March 2017. The interest rate for each draw down is established on the draw-down date and is adjusted annually, based on the loan interest rate stipulated by the People’s bank of China for the corresponding period. As of December 31, 2012, we had drawn down this credit facility of RMB1.0 million and repaid RMB1.0 million and RMB100.0 million of this credit facility expired. As of December, 31, 2013, we had drawn down nil and had available credit facility of RMB399.0 million for future borrowing. As of December, 31, 2014, we had drawn down nil and had available credit facility of RMB399.0 million for future borrowing. This facility expired on May 21, 2015. The weighted average interest rate for borrowings drawn under such credit was 6.9% for the year ended December 31, 2012.

In September 2012, we entered into a three-year revolving credit facility with China Merchants Bank under which we can borrow up to RMB300.0 million by October 9, 2015. As of December 31, 2012, 2013 and 2014, we had drawn down this credit facility of nil, RMB104.5 million and nil and repaid nil, RMB104.5 million and nil, respectively. In December 2013, we renewed the bank credit facility under which we can borrow up to RMB500.0 million by December 11, 2016. As of December 31, 2015, we had drawn down RMB100.0 million and repaid RMB100.0 million. The interest rate under this credit facility was 6.0% and 5.61% for the year ended December 31, 2013 and 2015. A letter of guarantee of RMB0.7 million was issued under this credit facility in 2013, and RMB499.3 million was available for future borrowing as of December 31, 2015.

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

In December 2013, we entered into a one-year entrusted loan agreement with a subsidiary of Ctrip.com International, Ltd., or Ctrip, and the China Construction Bank Corporation, Shanghai Minhang Subbranch, pursuant to which we can borrow up to RMB300.0 million for a period from January 6, 2014 to January 5, 2015. The interest rate of this loan is 5.4%. According to a guarantee letter between Ctrip and us, if the loan is in default, we shall settle the unpaid principal and interest with a number of our ordinary shares at market price. As of December 31, 2014, we had drawn down RMB300.0 million and repaid RMB300.0 million, and thus had nil balance under such entrusted loan agreement.

In July 2015, we entered into a one-year bank loan agreement with Industrial and Commercial Bank of China, under which we can borrow up to US$30.0 million for the period ended May 30, 2016, and we had a RMB220.0 million deposit pledged accordingly. The interest rate is based on the three-month London Interbank Offered Rate (“Libor”) on draw-down date plus 1.2%. As of December 31, 2015, we had drawn down US$30.0 million under this agreement and repaid US$30.0 million. The weighted average interest rate of borrowings drawn under this agreement was 1.49% for the year ended December 31, 2015.

In July 2015, we entered into a one-year bank loan agreement with Industrial and Commercial Bank of China, under which we can borrow up to US$50 million for the period ended June 30, 2016, and we had a RMB360.0 million deposit pledged accordingly. The interest rate is based on the three-month Libor on draw-down date plus 1.2%. As of December 2015, we had drawn down US$50.0 million under this agreement. The weighted average interest rate of borrowings drawn under this agreement was 1.50% for the year ended December 31, 2015.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, our sale of preferred shares, ordinary shares and convertible notes through private placements, our initial public offering and borrowings from PRC commercial banks. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use. As of December 31, 2015, we had entered into binding contracts with lessors of 21 properties for our leased hotels under development. As of December 31, 2015, we expected to incur approximately RMB609.1 million of capital expenditures in connection with certain recently completed leasehold improvements and to fund the leasehold improvements of these 21 leased hotels. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs for at least the next 12 months with our operating cash flow, existing cash balance and our credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by operating activities	1,070,169	1,454,015	1,749,673	270,101
Net cash used in investing activities	(1,152,248)	(1,063,186)	(1,550,357)	(239,333)
Net cash provided by financing activities	30,646	21,683	232,281	35,859
Effect of exchange rate changes on cash and cash equivalents	(976)	(1,082)	(2,624)	(405)
Net increase (decrease) in cash and cash equivalents	(52,409)	411,430	428,973	66,222
Cash and cash equivalents at the beginning of the year	449,844	397,435	808,865	124,867
Cash and cash equivalents at the end of the year	397,435	808,865	1,237,838	191,089

Operating Activities

In 2013, 2014 and 2015, we financed our operating activities primarily through cash generated from operations. We currently anticipate that we will be able to meet our needs to fund operations in the next 12 months with operating cash flow.

Net cash provided by operating activities amounted to RMB1,749.7 million (US$270.1 million) in 2015, primarily attributable to (i) our net income of RMB439.4 million (US$67.8 million) in 2015, (ii) an add-back of RMB661.4 million (US$102.1 million) in depreciation and amortization in 2015, (iii) our deferred revenue of RMB216.8 million (US$33.5 million) primarily attributable to one-time membership fees in connection with our HuaZhu Club loyalty program as well as advances received from customers and franchisees, (iv) an add-back of RMB130.3 million (US$20.1 million) in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities and (v) an increase of RMB121.5million (US$18.8 million) in accrued expenses and other current liabilities, partially offset by an increase of RMB44.4 million (US$6.9 million) in prepaid rent.

Net cash provided by operating activities amounted to RMB1,454.0 million in 2014, primarily attributable to (i) our net income of RMB302.4 million in 2014, (ii) an add-back of RMB570.7 million in depreciation and amortization in 2014, (iii) an add-back of RMB182.6 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities, and (iv) an increase of RMB253.6 in deferred revenue primarily attributable to one-time membership fees in connection with our HuaZhu Club loyalty program as well as advances received from customers and franchisees, partially offset by an increase of other current assets of RMB42.4 million and an increase of RMB21.6 million in prepaid rent.

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

Net cash provided by operating activities increased from RMB1,454.0 million in 2014 to RMB1,749.7 million (US$270.1 million) in 2015, primarily due to (i) an increase in the add back of our depreciation and amortization from RMB570.7 million in 2014 to RMB661.4 million (US$102.1 million) in 2015, (ii) an increase in our net income from RMB302.4 million to RMB439.4 million (US$67.8 million) in 2015 and (iii) an increase in accrued expenses and other current liabilities from RMB59.0 million to RMB121.5 million (US$18.8 million).

Net cash provided by operating activities increased from RMB1,070.2 million in 2013 to RMB1,454.0 million in 2014, primarily due to (i) an increase in the add back of our depreciation and amortization from RMB463.1 million in 2013 to RMB570.7 million in 2014, (ii) an increase in deferred revenue from RMB115.8 million in 2013 to RMB253.6 million in 2014 and (iii) an increase in our net income from RMB283.7 million in 2013 to RMB302.4 million in 2014.

Investing Activities

Our cash used in investing activities in 2015 is primarily related to our leasehold improvements, purchase of equipment, fixtures and software used in leased hotels, purchase of the ADSs of HMIN from the open market, increase in restricted cash as deposit pledged, and other investments, such as our investments in GOOAGOO.

Net cash used in investing activities increased from RMB1,063.2 million in 2014 to RMB1,550.4 million (US$239.3 million) in 2015, primarily due to (i) an increase in our purchase of short-term investments from RMB75.2 million in 2014 to RMB455.8 million (US$70.4 million) in 2015, and (ii) an increase in our restricted cash from a decrease of RMB3.3 million in 2014 to an increase of RMB360.5 million (US$55.7 million) in 2015, partially offset by a decrease in purchases of property and equipment from RMB930.9 million in 2014 to RMB 640.2 (US$98.8 million) in 2015.

Net cash used in investing activities decreased from RMB1,152.2 million in 2013 to RMB1,063.2 million in 2014, primarily due to a decrease in our purchases of property and equipment from RMB1,072.6 million in 2013 to RMB930.9 million in 2014.

Financing Activities

Our major financing activities since 2012 consist of loans with PRC commercial banks, entrusted loans from related parties and repurchase of shares. Net cash provided by financing activities increased from RMB21.7 million in 2014 to RMB232.3 million (US$35.9 million) in 2015. Net cash provided by financing activities in 2015 primarily consisted of (i) proceeds of RMB589.4 million (US$91.0 million) from short-term debt, (ii) proceeds of RMB22.6 million (US$3.5 million) from issuance of ordinary shares upon exercise of options, (iii) excess tax benefit from share-based compensation in the amount of RMB12.8 million (US$2.0 million), partially offset by (i) repayment of RMB283.5 million (US$43.8 million) from short-term debt, (ii) payment for share repurchase of RMB107.3 million (US$16.6 million), (iii) dividend paid to noncontrolling interest holders in the amount of RMB4.6 million (US$0.7 million), and (iv) acquisition of noncontrolling interest in the amount of RMB4.1 million (US$0.6 million).

Net cash provided by financing activities decreased from RMB30.6 million in 2013 to RMB21.7 million in 2014. Net cash provided by financing activities in 2014 primarily consisted of (i) proceeds of RMB300.0 million from short-term debt, (ii) proceeds of RMB21.0 million from issuance of ordinary shares upon exercise of options, (iii) excess tax benefit from share-based compensation in the amount of RMB11.7 million, partially offset by (i) repayment of RMB300.0 million from short-term debt, (ii) dividend paid to noncontrolling interest holders in the amount of RMB5.4 million, (iii) acquisition of noncontrolling interest in the amount of RMB4.1 million and (iv) repayment of funds advanced from noncontrolling shareholders in the amount of RMB1.6 million.

Restrictions on Cash Transfers to Us

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2015, approximately RMB2,285.8 million (US$352.9 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

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

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB1,097.9 million, RMB928.8 million and RMB655.4 million (US$101.2 million) in 2013, 2014 and 2015, respectively. Our capital expenditures in 2015 consist of RMB646.3 million (US$99.8 million) in property and equipment and RMB9.1 million (US$1.4 million) in software. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Hotel Information Platform and Operational Systems” and “— Intellectual Property”.

5.D. Trend Information

Two of our wholly owned subsidiaries, Hanting Technology (Suzhou) Co., Ltd. (“Hanting Suzhou”) and Mengguang Information and Technology (Shanghai) Co., Ltd, as recognized software development entities located in Suzhou and Shanghai of PRC, are entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Hanting Suzhou has entered into the first tax profitable year for the year ended December 31, 2011. Therefore, the five-year period for favorable tax treatment is from January 1, 2011 to December 31, 2015. Starting from 2016, Hanting Suzhou has been subject to statutory income tax rate of 25%. Mengguang Information and Technology (Shanghai) Co., Ltd. has entered into the first tax profitable year for the year ended December 31, 2014. Therefore, the five-year period for favorable tax treatment is from January 1, 2014 to December 31, 2018. The aggregate amount and per share effect of tax holidays were as follows:

	Year Ended December 31,
	2013	2014	2015
	(RMB)	(RMB)	(RMB)
	(in thousands, except per share data)
Aggregate amount	12,721	9,131	41,288
Per share effect—basic	0.05	0.04	0.16
Per share effect—diluted	0.05	0.04	0.16

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due in the year ending December 31,						Payment Due
	Total	2016	2017	2018	2019	2020	Thereafter
	(In RMB millions)
Operating Lease Obligations	19,785	1,873	1,882	1,862	1,826	1,756	10,586
Purchase Obligations	12	12	-	-	-	-	-
Total	19,797	1,885	1,882	1,862	1,826	1,756	10,586

Our operating lease obligations related to our obligations under lease agreements with lessors of our leased hotels. Our purchase obligations primarily consisted of contractual commitments in connection with leasehold improvements and installation of equipment for our leased hotels.

As of December 31, 2015, we recorded uncertain tax benefits of approximately RMB14.8 million (US$2.3 million) associated with the interests on intercompany loans.

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

Directors and Executive Officers	Age	Position/Title
Qi Ji	49	Founder, Executive Chairman of the Board of Directors
John Jiong Wu	48	Co-founder, Independent Director
Tong Tong Zhao	49	Co-founder, Independent Director
Min Fan	50	Director
Qionger Jiang	39	Director
Jian Shang	48	Independent Director
Sébastien Bazin	54	Director
Gaurav Bhushan	45	Alternate Director to Sébastien Bazin
Min (Jenny) Zhang	42	Chief Executive Officer
Teo Nee Chuan	45	Chief Financial Officer
Hui Jin	38	Executive Vice President

Qi Ji is our founder and has also served as the executive chairman of our board since February 2007. He also served as our chief executive officer from January 2012 to May 2015 and from 2007 to August 2009. He co-founded Home Inns & Hotels Management Inc., or Home Inns, and served as its chief executive officer from January 2001 to January 2005. He also co-founded Ctrip, one of the largest online travel services providers in China, in 1999, acted as its chief executive officer and president until December 2001, and currently serves on Ctrip’s board as an independent director. Prior to founding Ctrip, Mr. Ji was the chief executive officer of Shanghai Sunflower High-Tech Group, which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. Mr. Ji received both his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University.

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

Jian Shang has served as our independent director since May 2014. He has over 15 years of experience in corporate management and financial innovation. He served as Managing Director of UBS Global Asset Management and as chief executive officer of UBS SDIC Fund Management Company from 2006 to 2012. Prior to that, he served as chief executive officer of Yin Hua Fund Management Company, deputy chief executive officer of Hua An Fund Management Company, and head of strategic planning of Shanghai Stock Exchange respectively from 2001 to 2006. Previously, he was a deputy Division Director of China Securities Regulatory Commission from 1997 to 2000. Mr. Shang obtained his PhD in Finance and MA in Economics from University of Connecticut, and his Bachelor's degree in engineering from Shanghai Jiao Tong University.

Sébastien Bazin has served as our director since January 2016. He is acting as the Chairman and Chief Executive Officer of Accor S.A. since 2013, where he has served as a director since January 9, 2006. Prior to that, he served as a member of the Supervisory Board of Accor S.A. since May 3, 2005. He is also the Vice-Chairman of the Supervisory Board of Gustave Roussy Foundation. Previously, Mr. Bazin was with Colony Capital, a private-equity firm, from 1997 to 2012, during which time he managed and participated in a large number of investments in the hospitality industry. Mr. Bazin has earned his Masters in Business Management from Paris-Sorbonne University in 1985.

Gaurav Bhushan has been an alternate director to Sébastien Bazin since March 2016. He is the Global Chief Development Officer of AccorHotels, responsible for overseeing the group’s hotel development strategy worldwide. Mr. Bhushan began his career with Accor in 1995 in Australia, where he held various posts in operations and finance. From 2006 he headed the Asia Pacific development teams. He was promoted to Global Chief Development Officer role in July 2015. He has an Master of Business Administration degree from the Royal Melbourne Institute of Technology (RMIT University) and a Postgraduate Diploma in Applied Finance & Investments from the Securities Institute of Australia.

Min (Jenny) Zhang has served as our president since January 2015 and our chief executive officer since May 2015. She also served as our chief financial officer from March 2008 to May 2015 and our chief strategic officer from November 2013 to January 2015. Prior to joining us, she served as the Finance Director of Eli Lilly (Asia) Inc., Thailand Branch and the Chief Financial Officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Zhang has served on the board as a director for Synutra International, Inc. since February 2011. She obtained her Master of Business Administration degree from Harvard Business School and received both Master’s and Bachelor’s degrees from the University of International Business and Economics.

Teo Nee Chuan joined us in November 2015 as Deputy Chief Financial Officer and has served as our Chief Financial Officer since March 2016. He has more than 20 years of experience in financial areas in multinational corporations. Prior to joining us, he was Chief Financial Officer of Rnomac International Group, the largest Volvo construction equipment distributor in China. He also served as Chief Financial Officer and Director of Operation in DDB Greater China Group and Financial Controller in Focus Media Group. Prior to that, Mr. Teo worked at Ernst & Young as Associate Director of Transaction Advisory Services in Kuala Lumpur, Toronto and Shanghai. Mr. Teo received his Bachelor of Science in Accounting and Financial Analysis from Warwick University, the United Kingdom. He is a Chartered Certified Accountant in the United Kingdom and a Certified Public Accountant in the United States and Hong Kong.

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

6.B. Compensation

For the fiscal year ended December 31, 2015, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB6.2 million (US$1.0 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Vesting Schedule. As of the date of this annual report, we have entered into option agreements and restricted stock award agreements respectively under our Amended and Restated 2007 and 2008 Plans and our Amended 2009 Plan. Pursuant to our typical option agreement, 50% of the options granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding option agreement, and 1/48 of the options shall vest each month thereafter over the next two years on the first day of each month, subject to the optionee’s continuing to provide services to us. Pursuant to our typical restricted stock award agreement, 50% of the restricted stock granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding restricted stock award agreement, and 1/8 of the restricted stock shall vest each six-month period thereafter over the next two years on the last day of each six-month period, subject to the grantee’s continuing to provide services to us. For certain grants, we may also apply different vesting schedules set forth in the relevant agreements between the grantees and us. For example, certain restricted stocks granted shall vest over a period of ten years in equal yearly installments.

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

The following tables summarize options and restricted stocks that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of December 31, 2015.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qi Ji	400,000	1.53	October 1, 2009	October 1, 2019
	436,348	2.7525	July 17, 2012	July 17, 2018
Tong Tong Zhao	100,000	1.53	October 1, 2009	October 1, 2019
John Jiong Wu	100,000	1.53	October 1, 2009	October 1, 2019
Min (Jenny) Zhang	1,470,000	1.40	October 1, 2007	October 1, 2017
	300,000	1.53	November 20, 2009	November 20, 2019
	207,784	2.7525	July 17, 2012	July 17, 2018
Yunhang Xie**	*	2.7525	July 17, 2012	July 17, 2018
Hui Jin	*	0.50	February 4, 2007	February 4, 2017
	*	4.265	March 31, 2011	March 31, 2017
	*	5.415	May 13, 2014	May 13, 2020
	*	4.925	March 31, 2015	March 31, 2021
Other individuals as a group	15,679,095	0.50-5.415	February 4, 2007 – April 1, 2015	February 4, 2017 – April 1, 2021

Name	Ordinary Shares Underlying Restricted Stocks Awarded	Date of Grant
Qi Ji	200,000	August 6, 2011
	897,880	July 17, 2012
	1,697,187	March 17, 2015
	1,098,224	March 26, 2015
Min (Jenny) Zhang	313,944	July 17, 2012
	73,188	March 16, 2015
	1,697,187	March 17, 2015
	1,098,224	March 26, 2015
Yunhang Xie**	*	July 17, 2012
Joseph Chow***	*	August 8, 2013
Hui Jin	*	March 31, 2011
	*	July 2, 2012
	*	July 1,2013
	*	July 17, 2014
	*	March 26, 2015
Jian Shang	*	May 5, 2014
Qionger Jiang	*	October 30, 2014
Other individuals as a group	9,540,266	February 7, 2011 –July 27, 2015

*	Upon exercise of all options granted and vesting restricted stock granted, would beneficially own less than 1% of our outstanding ordinary shares.

**	Resigned as Chief Strategy Officer in April 2015.

***	Resigned as director in March 2016.

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

We believe that each of Ms. Tong Tong Zhao, Mr. John Jiong Wu and Mr. Jian Shang is an “independent director” as that term is used in NASDAQ corporate governance rules.

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

Audit Committee

Our audit committee consists of two directors, namely Mr. John Jiong Wu and Mr. Jian Shang. Both directors satisfy the “independence” requirements of the NASDAQ Global Select Market and the SEC regulations. In addition, our board of directors has determined that Mr. Jian Shang is qualified as an audit committee financial expert within the meaning of the SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. John Jiong Wu and Mr. Jian Shang. Both directors satisfy the “independence” requirements of NASDAQ Marketplace Rules and the SEC regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

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

6.D. Employees

We had 14,102, 15,551 and 10,282 employees as of December 31, 2013, 2014 and 2015, respectively. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2016 by:

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	102,384,133	(2)	37.0
Tong Tong Zhao	28,896,852	(3)	10.5
John Jiong Wu	9,733,333		3.5
Min Fan	22,049,446	(4)	8.0
Qionger Jiang	*		*
Jian Shang	*		*
Sébastien Bazin	-		-
Gaurav Bhushan	-		-
Min (Jenny) Zhang	*		*
Hui Jin	*		*
Teo Nee Chuan	*		*
All Directors and Executive Officers as a Group	136,651,782	(5)	49.4
Principal Shareholders:
Winner Crown Holdings Limited	72,569,173	(6)	26.3
East Leader International Limited	28,796,852	(7)	10.4
Accor	29,875,543	(8)	10.8
Ctrip.com International, Ltd.	22,049,446	(9)	8.0

*	Less than 1%.

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days after March 31, 2016. Percentage of beneficial ownership of each listed person or group is based on (i) 276,397,062 ordinary shares outstanding as of March 31, 2016 and (ii) the ordinary shares underlying share options exercisable by such person within 60 days after March 31, 2016.

(2)	Includes (i) 72,569,173 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 818,108 ordinary shares issuable upon exercise of options held by Mr. Qi Ji that are exercisable within 60 days after March 31, 2016, (iii) 200,000 shares of restricted stock held by Mr. Ji, and (iv) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares, 550 ADSs representing 2,200 ordinary shares and 12,794,652 ordinary shares held by East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated November 27, 2014. East Leader is wholly owned by Perfect Will Holdings Limited, or Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd., or Asia Square, as nominee for J. Safra Sarasin Trust Company (Singapore) Ltd., or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries.

(3)	Includes (i) 100,000 ordinary shares issuable upon exercise of options held by Ms. Tong Tong Zhao that are exercisable within 60 days after March 31, 2016, and (ii) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares, 550 ADSs representing 2,200 ordinary shares and 12,794,652 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.

(4)	Includes (i) 7,202,482 ordinary shares that Ctrip purchased from us, (ii) an aggregate of 11,646,964 of our ordinary shares that Ctrip purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 800,000 ADSs representing 3,200,000 ordinary shares that Ctrip subscribed in our initial public offering. By virtue of being the vice chairman of the board of directors and president of Ctrip, Mr. Fan may be deemed to beneficially own an aggregate of 22,049,446 ordinary shares. Mr. Fan disclaims beneficial ownership of the shares beneficially owned by Ctrip except to the extent of his pecuniary interests therein. Mr. Fan’s business address is 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(5)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2016 held by all of our directors and executive officers as a group.

(6)	Winner Crown is a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji, our founder and executive chairman, and his family members, are the beneficiaries. Mr. Ji is the sole director of Winner Crown. The address of Winner Crown is Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(7)	East Leader is a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Bank Sarasin Nominees (CI) Limited, as nominee for Sarasin Trust Company Guernsey Limited, or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader. The address of East Leader is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)	Inlcudes (i) 24,895,543 ordinary shares issued to AAPC Hong Kong Limited, an indirect wholly owned subsidiary of Accor (“AAPC”), as reported in a Schedule 13D filed by Accor and AAPC on January 25, 2016, and (ii) 1,245,000 ADSs representing 4,980,000 ordinary shares that Accor acquired in the open market between December 14, 2014 and May 7, 2015 and transferred to AAPC on May 7, 2015. Accor is a company incorporated under the laws of France and its registered office is Immeuble Odyssey, 110, Avenue de France, 75210 Paris cedex 13. AAPC is a company incorporated in Hong Kong and its registered office is Room 803, 8th Floor, AXA Centre, 151, Gloucester Road, Wan Chai, Hong Kong.

(9)	Includes (i) 7,202,482 ordinary shares that Ctrip purchased from us, (ii) an aggregate of 11,646,964 of our ordinary shares that Ctrip purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 800,000 ADSs representing 3,200,000 ordinary shares that Ctrip subscribed in our initial public offering. Ctrip is a Cayman Islands company and its address is 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

As of March 31, 2016, we had 276,397,062 ordinary shares issued and outstanding. To our knowledge, we had only two record shareholders in the United States, including Citibank, N.A., which is the depositary of our ADS program and held approximately 45.1% of our total outstanding ordinary shares under our ADS program and the depositary of our restricted ADS program and held approximately 5.8% of our total outstanding ordinary shares under our restricted ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Ctrip

We conduct transactions in the ordinary course of our business with Ctrip.com International, Ltd., or Ctrip, an entity in which Mr. Qi Ji, our founder, is a co-founder and independent director. Ctrip rendered reservation services to us to facilitate our customers in making reservations at our hotels from Ctrip’s hotel booking system. In 2013, 2014 and 2015, the aggregate commission fees of our leased hotels paid to Ctrip.com for its reservation services amounted to RMB17.1 million, RMB19.2 million and RMB17.7 million (US$2.7 million), respectively.

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

On April 15, 2012, we entered into a definitive agreement to acquire a 51% equity interest of Starway HK from C-Travel International Limited, or C-Travel, a wholly owned subsidiary of Ctrip. The base acquisition price was RMB17.3 million in cash, which was funded with cash on hand. The acquisition of the 51% equity interest in Starway HK became effective in May 2012. In addition, in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. The acquisition price was RMB16.5 million, RMB4.2 million paid in cash in December 2013, RMB4.1 million paid in cash in 2014 and RMB4.1 million paid in cash in 2015 and RMB4.1 million included in payables as of December 31, 2015.

In December 2013, we entered into a one-year entrusted loan agreement with a subsidiary of Ctrip, and the China Construction Bank Corporation, Shanghai Minhang Subbranch, pursuant to which we can borrow up to RMB300.0 million for a period from January 6, 2014 to January 5, 2015. The interest rate of this loan is 5.4%. As of December 31, 2014, we had drawn down RMB300.0 million and repaid RMB300.0 million, and thus had nil balance under such entrusted loan agreement.

Transaction with Yibang

In May 2013, we acquired 30% equity interest in Lijiang Yibang Changchunteng Hotel Co., Limited (“Yibang”) and consider Yibang as a joint venture. In April 2014, we acquired additional 20% equity interest in Yibang. As of December 31, 2015, we held 50% of its equity interest. We provided reservation, system maintenance and other support service to Yibang and charged service fee of RMB0.2 million, RMB0.5 million and RMB0.6 million (US$0.09 million) for the year ended December 31, 2013, 2014 and 2015, respectively.

Transaction with Sheen Star

In November 2013, We entered into an investment agreement to acquire 50% equity interest in Suzhou Kangdu Property Co., Limited, or Kangdu, a real estate company, for RMB100 million. Concurrently we entered into a property transfer agreement with Kangdu to acquire the property developed by Kangdu for a purchase price of RMB175 million. We injected RMB50 million in November 2013 and RMB30 million in January 2014 to Kangdu for the equity interest in Kangdu. In April 2014, we set up Sheen Star Group Limited, or Sheen Star, together with Mr. Qi Ji and an independent third party. We own 19.99% of the equity interest in Sheen Star and Mr. Qi Ji owns 50.01%. We then transferred our investment in Kangdu to Sheen Star for a consideration of RMB82.8 million, together with all of our rights and obligations under the property purchase agreement in April 2014. We had not paid any consideration to Kangdu for the property before the transfer to Sheen Star.

Transaction with Qianya

In July 2015, we set up Shanghai Qianya Hotel Management Co., Ltd. (“Qianya”) together with a third party, we had 25% equity interest in Qianya and consider Qianya as a joint venture. Qianya provided hotel management and other related service to certain of our hotels and charged service fee of RMB0.4 million (US$0.06 million) in 2015.

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

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. Not applicable.

8.A.7. See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

8.A.8. Dividend Policy

On December 21, 2015, we declared a special one-time cash dividend of US$0.17 per ordinary share, or US$0.68 per ADS, each representing four ordinary shares. Our ADS holders are entitled to such dividends to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares are paid in U.S. dollars, and the total amount of cash distributed for the special dividend was US$42.5 million, which was paid in full by March 31, 2016. We had never declared or paid dividends prior to December 21, 2015.

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. Our board of directors has complete discretion in deciding whether to distribute dividends. We intends to indefinitely reinvest the undistributed earnings of our PRC subsidiaries to operate and expand our business, and do not have any plan to declare or pay any dividends in the foreseeable future.

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

	High		Low
2010 (from March 26)	US$	27.50	US$	13.49
2011		24.47		12.00
2012		17.55		10.51
2013		32.29		14.75
2014		31.25		19.99
First quarter		31.25		22.16
Second quarter		25.99		19.99
Third quarter		28.50		23.98
Fourth quarter		28.38		22.57
2015		33.00		15.35
First quarter		26.50		15.35
Second quarter		30.98		19.45
Third quarter		27.95		20.50
Fourth quarter		33.00		24.19
October		30.00		24.19
November		31.06		27.00
December		33.00		28.11
2016
First quarter		38.49		25.42
January		31.19		25.42
February		28.96		25.55
March		38.49		27.82
April (through April 19, 2016)		38.44		35.84

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

10.B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-165247) originally filed with the Securities and Exchange Commission on March 5, 2010, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on March 12, 2010 and further amended our amended and restated memorandum and articles of association by special resolutions on November 21, 2012 and December 16, 2015, respectively.

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

Taxation of Distributions

Distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gain. U.S. Holders should consult their tax advisers regarding the availability of these favorable rates on dividends. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. As discussed above, under “Item. 10. Additional Information—E. Taxation—PRC Taxation”, dividends we pay may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of any dividend will include amounts withheld in respect of such PRC withholding tax. Subject to applicable limitations, some of which may vary depending upon a U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate applicable under the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt of the dividend. The amount of any dividend income paid in RMB will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Passive Foreign Investment Company Rules

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2015 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale or exchange of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

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

We have not been exposed to material risks due to changes in interest rates. However, our future interest income and interest expense may be different from expected due to changes in market interest rates.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB denominated cash amounts into U.S. dollars amounts for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 31, 2015 into Renminbi at the exchange rate of US$1.00 for RMB6.4778, such cash balance would have been approximately RMB6.5 million (US$1.0 million). Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such cash balance would have decreased to RMB6.4 million (US$1.0 million) as of December 31, 2015. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, consumer price index in China increased by 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary, Citibank, N.A.:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary (U.S. 2¢ per ADS for the year of 2015)

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2015, we have received a total of RMB2.6 million (US$0.4 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2013, 2014 and 2015.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during 2015.

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jian Shang is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of Rule 5605(a)(2) of the NASDAQ Marketplace Rules, or the NASDAQ Rules, and Rule 10A-3 under the Exchange Act.

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

We paid the following fees for professional services to Deloitte for the years ended December 31, 2014 and 2015.

	Year Ended December 31,
	2014	2015
	US$	US$
	(in thousands)
Audit Fees(1)	1,023	1,130
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	1,023	1,130

Note:	(1) Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services. Our 2014 and 2015 audit fees mainly include the audit of our annual financial statements, the services provided in connection with our compliance with the Sarbanes-Oxley Act, or services that are normally provided by the accountant in connection with statutory and regulatory filings.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of ADSs Repurchased(1)	Average Price Paid per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Program(3)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
		US$		US$
April 2015 (from April 20 to April 30, 2015)	-	N/A	-	40,000,000
May 2015 (from May 1 to May 31, 2015)	-	N/A	-	40,000,000
June 2015 (from June 1 to June 30, 2015)	-	N/A	-	40,000,000
July 2015 (from July 1 to July 31, 2015)	771,778	22.6335	771,778	22,531,994
August 2015 (from August 1 to August 31, 2015)	2,413	23.1635	2,413	22,476,100
September 2015 (from September 1 to September 30, 2015)	-	N/A	-	22,476,100
October 2015 (from October 1 to October 31, 2015)	-	N/A	-	22,476,100
November 2015 (from November 1 to November 30, 2015)	-	N/A	-	22,476,100
December 2015 (from December 1 to December 31, 2015)	-	N/A	-	22,476,100
January 2016 (from January 1 to January 31, 2016)	-	N/A	-	22,476,100
February 2016 (from February 1 to February 29, 2016)	-	N/A	-	22,476,100
March 2016 (from March 1 to March 31, 2016)	-	N/A	-	62,476,100
April 2016 (from April 1 to April 19, 2016)	-	N/A	-	62,476,100
Total	774,191	22.6351	774,191	62,476,100

Note:	(1) We have not made repurchase of our issued and outstanding shares other than through a publicly announced program as described below.

(2) Each of our ADSs represents four ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(3) We announced a share repurchase program approved by our board of directors on April 20, 2015, which was amended in March 2016. Under the terms of the approved program, we may repurchase up to $80 million worth of our issued and outstanding ADSs. The repurchases have been, made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing. This share repurchase plan is effective until April 20, 2017, and has been implemented in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act. Our board of directors review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The share repurchase program may be suspended or discontinued at any time.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.         CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the NASDAQ Global Select Market. The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the NASDAQ Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by domestic companies under the NASDAQ rules are summarized as follows:

•	We follow home country practice that permits our board of directors not to have a majority of independent directors in lieu of complying with Rule 5605(b)(1) of the NASDAQ.

•	We follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2) of the NASDAQ.

•	We follow home country practice that permits our board of directors not to implement a nominations committee, in lieu of complying with Rule 5605(e) of the NASDAQ Rules that requires the implementation of a nominations committee.

•	We follow home country practice that permits our audit committee may comprise two directors rather than three required under Rule 5605(c)(2) of of the NASDAQ.

Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ rules.

In accordance with Rule 5250(d)(1) of the NASDAQ, we will post this annual report on Form 20-F on our company website at http://ir.huazhu.com. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.         FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.         EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant. (Incorporated by reference to Exhibits 3.2 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

1.2	Amendment to the Amended and Restated Articles of Association of the Registrant, adopted by the shareholders of the Registrant on November 21, 2012. (Incorporated by reference to Exhibit 1.2 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2013.)

1.3*	Amendment to the Amended and Restated Articles of Association of the Registrant, adopted by the shareholders of the Registrant on December 16, 2015 and effective on January 25, 2016.

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

2.2	Registrant’s Specimen Certificate for Ordinary Shares. (Incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and all Holders and Beneficial Owners of the American Depositary Shares issued thereunder. (Incorporated by reference to Exhibits 4.3 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

4.1	Amended and Restated 2007 Global Share Plan, amended and restated as of December 12, 2007. (Incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.2	Amended and Restated 2008 Global Share Plan, amended and restated as of October 31, 2008. (Incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.3	Amended and Restated 2009 Share Incentive Plan, amended and restated as of October 1, 2009. (Incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.4	Amendment to the Amended and Restated 2009 Share Incentive Plan, amended as of August 26, 2010. (Incorporated by reference to Exhibit 99.2 from our report on Form 6-K (file no. 333-34656) filed with the Securities and Exchange Commission on July 15, 2010.)

4.5	Amendment to the Amended and Restated 2009 Share Incentive Plan, amended as of March 26, 2015. (Incorporated by reference to Exhibit 99.2 from our report on Form 6-K filed with the Securities and Exchange Commission on March 27, 2015.)

4.6	Form of Indemnification Agreement with the Registrant’s Directors. (Incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.7	English translation of the Form of Employment Agreement between the Registrant and Executive Officers of the Registrant. (Incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (File No. 001-34656) filed with the Securities and Exchange Commission on April 12, 2012.)

4.8	English translation of the Fixed Assets Loan Contract between the Industrial and Commercial Bank of China and HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., dated March 2, 2012. (Incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-34656) filed with the Securities and Exchange Commission on April 12, 2012.)

4.9	English translation of the Facility Agreement between China Merchants Bank and HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., dated September 25, 2012. (Incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2013.)

4.10	Subscription Agreement between the Registrant and Ctrip.com International, Ltd., dated March 12, 2010. (Incorporated by reference to Exhibit 10.9 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

4.11	Investor and Registration Rights Agreement between the Registrant and Ctrip.com International, Ltd., dated March 12, 2010. (Incorporated by reference to Exhibit 10.10 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

4.12	Share Purchase Agreement by and between China Lodging Holdings (HK) Limited and C-Travel International Limited, dated April 15, 2012. (Incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2013.)

4.13	English translation of Entrusted Loan agreement by and between HanTing Xingkong (Shanghai) Hotel Management Co., Ltd, Ctrip Computer Technology Co.,Ltd and China Construction Bank Corporation, Shanghai Minhang Subbranch, dated December 19, 2013 (Incorporated by reference to Exhibit 4.12 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2014.)

4.14	English translation of Letter of Guarantee by and between Ctrip.com International, Ltd. and China Lodging Group, Limited, dated December 19, 2013 (Incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2014.)

4.15	Master Purchase Agreement among China Lodging Group, Limited, AAPC Singapore Pte. Ltd. and AAPC Hong Kong Limited dated December 14, 2014 (Incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.)

4.16	Securities Purchase Agreement between China Lodging Group, Limited and AAPC Hong Kong Limited, dated December 14, 2014 (Incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.)

4.17*	Amended and Restated Master Purchase Agreement among China Lodging Group, Limited, AAPC Singapore Pte. Ltd. and AAPC Hong Kong Limited, dated as of December 14, 2014 and amended and restated as of January 25, 2016

4.18*	Amended and Restated Securities Purchase Agreement between China Lodging Group, Limited and AAPC Hong Kong Limited, dated as of December 14, 2014 and amended and restated as of dated January 25, 2016.

4.19*	Investor and Registration Rights Agreement between China Lodging Group, Limited and AAPC Hong Kong Limited, dated January 25, 2016.

4.20	Amended and Restated Non-Competition Agreement between Accor S.A., AAPC Hong Kong Limited, China Lodging Group, Limited and Qi Ji dated January 25, 2016 (Incorporated by reference to Exhibit 99.B to the Schedule 13D filed by Accor S.A. and AAPC Hong Kong Limited with the Securities and Exchange Commission on February 5, 2016)

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (Incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

12.1*	Certification of Min (Jenny) Zhang, Chief Executive Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Teo Nee Chuan, Chief Financial Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA LODGING GROUP, LIMITED

By:	/s/ Min (Jenny) Zhang
	Name:	Min (Jenny) Zhang
	Title:	Chief Executive Officer

Date: April 20, 2016

CHINA LODGING GROUP, LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2013, 2014 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA LODGING GROUP, LIMITED

We have audited the accompanying consolidated balance sheets of China Lodging Group, Limited and its subsidiaries (the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015 and the related financial statement schedules. These financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Lodging Group, Limited and its subsidiaries as of December 31, 2014 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2016 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 20, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA LODGING GROUP, LIMITED

We have audited the internal control over financial reporting of China Lodging Group, Limited and its subsidiaries (the "Group") as of December 31, 2015 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2015 of the Group and our report dated April 20, 2016 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 20, 2016

CHINA LODGING GROUP, LIMITED

CONSOLIDATED BALANCE SHEETS
(Renminbi in thousands, except share and per share data, unless otherwise stated)

	As of December 31,
	2014	2015	2015
			US$’000 (Note 2)

ASSETS
Current assets:
Cash and cash equivalents	808,865	1,237,838	191,089
Restricted cash	—	360,500	55,652
Short-term investments, including marketable securities measured at fair value of nil and RMB 506,407 as of December 31, 2014 and 2015, respectively	26,615	533,215	82,314
Accounts receivable, net of allowance of RMB5,977 and RMB5,559 as of December 31, 2014 and 2015, respectively	89,243	93,956	14,504
Amounts due from a related party	16,293	16,157	2,494
Prepaid rent	385,158	429,588	66,317
Inventories	29,882	24,529	3,787
Other current assets	160,582	167,995	25,934
Deferred tax assets	80,026	98,200	15,160
Total current assets	1,596,664	2,961,978	457,251
Property and equipment, net	3,907,343	3,805,886	587,527
Intangible assets, net	104,537	144,812	22,355
Long-term investments, including marketable securities measured at fair value of RMB137,943 and RMB166,546 as of December 31, 2014 and 2015, respectively	229,005	356,578	55,046
Goodwill	64,654	108,344	16,726
Other assets	197,233	195,446	30,172
Deferred tax assets	83,470	120,477	18,598
Total assets	6,182,906	7,693,521	1,187,675

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	—	324,680	50,122
Accounts payable	640,691	585,347	90,362
Amounts due to related parties	6,403	7,653	1,181
Salary and welfare payables	186,051	210,955	32,566
Deferred revenue	514,268	705,607	108,927
Accrued expenses and other current liabilities	313,017	576,160	88,944
Dividends payable	—	276,261	42,647
Income tax payable	59,630	102,810	15,871
Deferred tax liabilities	701	1,465	226
Total current liabilities	1,720,761	2,790,938	430,846
Deferred rent	830,414	945,192	145,912
Deferred revenue	155,395	180,861	27,920
Amounts due to related parties	4,083	—	—
Other long-term liabilities	215,762	275,954	42,600
Deferred tax liabilities	37,778	59,828	9,237
Total liabilities	2,964,193	4,252,773	656,515
Commitments and contingencies (Note 20)
Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 250,747,255 and 253,978,323 shares issued as of December 31, 2014 and 2015, and 250,747,255 and 250,881,559 shares outstanding as of December 31, 2014 and 2015, respectively)	184	186	29
Treasury shares (nil and 3,096,764 shares as of December 31 2014 and 2015, respectively)	—	(107,331)	(16,569)
Additional paid-in capital	2,381,568	2,470,099	381,318
Retained earnings	847,220	1,007,559	155,540
Accumulated other comprehensive income (loss)	(12,008)	59,596	9,200
Total China Lodging Group, Limited shareholders’ equity	3,216,964	3,430,109	529,518
Noncontrolling interest	1,749	10,639	1,642
Total equity	3,218,713	3,440,748	531,160
Total liabilities and equity	6,182,906	7,693,521	1,187,675

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Renminbi in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2013	2014	2015	2015
				US$’000 (Note 2)
Revenues:
Leased hotels	3,870,887	4,522,431	4,986,872	769,840
Manachised and franchised hotels	549,958	742,797	1,123,979	173,512
Total revenues	4,420,845	5,265,228	6,110,851	943,352
Less: Business tax and related taxes	252,216	300,500	336,227	51,904
Net revenues	4,168,629	4,964,728	5,774,624	891,448
Operating costs and expenses:
Hotel operating costs	3,181,666	3,878,027	4,512,147	696,556
Selling and marketing expenses	138,129	187,435	179,568	27,720
General and administrative expenses	284,756	342,128	403,008	62,214
Pre-opening expenses	211,284	186,325	110,011	16,983
Total operating costs and expenses	3,815,835	4,593,915	5,204,734	803,473
Other operating income, net	27,750	18,551	31,264	4,827
Income from operations	380,544	389,364	601,154	92,802
Interest income	6,856	23,162	26,712	4,124
Interest expense	813	1,533	3,854	595
Other income, net	1,907	4,749	4,083	630
Foreign exchange gain (loss)	21	(246)	7,814	1,206
Income before income taxes	388,515	415,496	635,909	98,167
Income tax expense	104,820	113,105	196,529	30,339
Net income	283,695	302,391	439,380	67,828
Less: net income (loss) attributable to noncontrolling interest	3,837	(4,957)	2,780	429
Net income attributable to China Lodging Group, Limited	279,858	307,348	436,600	67,399

Other comprehensive income
Unrealized securities holding gains , net of tax of nil, 9,485 and 7,151 for 2013, 2014 and 2015	—	28,458	68,069	10,508
Foreign currency translation adjustments, net of tax of nil for 2013, 2014 and 2015	(976)	(1,082)	3,535	546
Comprehensive income	282,719	329,767	510,984	78,882
Comprehensive income (loss) attributable to the noncontrolling interest	3,837	(4,957)	2,780	429
Comprehensive income attributable to China Lodging Group, Limited	278,882	334,724	508,204	78,453

Earnings per share:
Basic	1.14	1.23	1.74	0.27
Diluted	1.12	1.21	1.70	0.26
Weighted average number of shares used in computation:
Basic	245,187,348	248,957,645	250,533,204	250,533,204
Diluted	249,486,284	253,004,204	256,104,167	256,104,167

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Renminbi in thousands, except share data, unless otherwise stated)

	Ordinary Shares		Treasury Shares		Additional Paid-in		Accumulated Other	Noncontrolling
	Share	Amount	Share	Amount	Capital	Retained Earnings	Comprehensive Loss	Interest	Total Equity
Balance at January 1, 2013	244,494,095	180	—	—	2,243,403	260,014	(38,408)	25,376	2,490,565
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	3,057,904	2	—	—	29,144	—	—	—	29,146
Share-based compensation	—	—	—	—	30,468	—	—	—	30,468
Excess tax benefit from share-based compensation	—	—	—	—	14,582	—	—	—	14,582
Acquisitions of noncontrolling interest	—	—	—	—	(2,514)	—	—	(13,946)	(16,460)
Net income	—	—	—	—	—	279,858	—	3,837	283,695
Dividend paid to noncontrolling interest holders	—	—	—	—	—	—	—	(3,229)	(3,229)
Foreign currency translation adjustments	—	—	—	—	—	—	(976)	—	(976)
Balance at December 31, 2013	247,551,999	182	—	—	2,315,083	539,872	(39,384)	12,038	2,827,791
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	3,144,224	2	—	—	20,851	—	—	—	20,853
Issuance of ordinary shares in exchange of service	51,032	—	—	—	2,000	—	—	—	2,000
Share-based compensation			—	—	31,937	—	—	—	31,937
Excess tax benefit from share-based compensation	—	—	—	—	11,697	—	—	—	11,697
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	25	25
Net income			—	—		307,348	—	(4,957)	302,391
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	28,458	—	28,458
Dividend paid to noncontrolling interest holders	—	—	—	—	—	—	—	(5,357)	(5,357)
Foreign currency translation adjustments	—	—	—	—	—	—	(1,082)	—	(1,082)
Balance at December 31, 2014	250,747,255	184	—	—	2,381,568	847,220	(12,008)	1,749	3,218,713
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	3,231,068	2	—	—	23,158	—	—	—	23,160
Share-based compensation	—	—	—	—	52,535	—	—	—	52,535
Excess tax benefit from share-based compensation	—	—	—	—	12,838	—	—	—	12,838
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	8,264	8,264
Net income	—	—	—	—	—	436,600	—	2,780	439,380
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	68,069	—	68,069
Dividend paid to noncontrolling interest holders	—	—	—	—	—	—	—	(4,604)	(4,604)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	2,450	2,450
Repurchase of shares	—	—	(3,096,764)	(107,331)	—	—	—	—	(107,331)
Cash dividends declared	—	—	—	—	—	(276,261)	—	—	(276,261)
Foreign currency translation adjustments	—	—	—	—	—	—	3,535	—	3,535
Balance at December 31, 2015	253,978,323	186	(3,096,764)	(107,331)	2,470,099	1,007,559	59,596	10,639	3,440,748

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Renminbi in thousands, unless otherwise stated)

	Year Ended December 31,
	2013	2014	2015	2015
				US$’000 (Note 2)
Operating activities:
Net income	283,695	302,391	439,380	67,828
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	30,468	31,937	52,535	8,110
Depreciation and amortization	463,146	570,722	661,404	102,103
Deferred taxes	(22,619)	(42,391)	(50,149)	(7,742)
Bad debt expenses	4,573	4,770	1,997	308
Deferred rent	187,214	182,580	130,301	20,115
Loss (gain) from disposal of property and equipment	(10,734)	803	(5,519)	(852)
Impairment loss	7,965	27,391	95,608	14,759
Investment loss (income)	430	(4,902)	129	20
Excess tax benefit from share-based compensation	(14,582)	(11,697)	(12,838)	(1,982)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(28,270)	(18,773)	(5,749)	(888)
Prepaid rent	(42,276)	(21,577)	(44,430)	(6,859)
Inventories	4,043	4,130	5,952	919
Amounts due from related parties	(658)	256	-	-
Other current assets	(26,400)	(42,369)	(15,518)	(2,395)
Other assets	(50,228)	(13,220)	1,787	276
Accounts payable	3,605	18,016	14,194	2,191
Amounts due to related parties	708	810	1,250	193
Salary and welfare payables	28,768	38,813	24,532	3,787
Deferred revenue	115,787	253,562	216,805	33,469
Accrued expenses and other current liabilities	62,545	58,995	121,502	18,757
Income tax payable	17,493	45,274	56,019	8,647
Other long-term liabilities	55,496	68,494	60,481	9,337
Net cash provided by operating activities	1,070,169	1,454,015	1,749,673	270,101
Investing activities:
Purchases of property and equipment for hotels in operation and headquarters	(170,481)	(282,467)	(315,117)	(48,646)
Purchases of property and equipment for hotels under development	(902,166)	(648,455)	(325,105)	(50,187)
Purchases of intangibles	(4,290)	(10,423)	(8,818)	(1,361)
Amount received as a result of government zoning	15,030	10,557	6,721	1,038
Acquisitions, net of cash received	(34,070)	(16,050)	(19,153)	(2,957)
Proceeds from disposal of subsidiary and branch	—	18,484	5,000	772
Purchase of long-term investments	(54,744)	(191,064)	(137,707)	(21,258)
Proceeds from maturity/sale of long-term investments	—	88,266	29,139	4,498
Payment for shareholder loan to joint venture	—	(15,640)	(1,386)	(214)
Collection of shareholder loan from joint venture	—	—	1,522	235
Purchases of short-term investments	—	(75,210)	(455,811)	(70,365)
Proceeds from maturity/sale of short-term investments	—	55,499	30,858	4,764
Decrease (increase) in restricted cash	(1,527)	3,317	(360,500)	(55,652)
Net cash used in investing activities	(1,152,248)	(1,063,186)	(1,550,357)	(239,333)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	28,122	20,985	22,619	3,492
Payment of share repurchase	—	—	(107,331)	(16,569)
Proceeds from short-term debt	105,796	300,000	589,376	90,984
Repayment of short-term debt	(105,796)	(300,000)	(283,516)	(43,767)
Funds advanced from noncontrolling interest holders	1,945	—	5,432	839
Repayment of funds advanced from noncontrolling interest holders	(6,564)	(1,559)	(900)	(139)
Acquisitions of noncontrolling interest	(4,210)	(4,083)	(4,083)	(630)
Contribution from noncontrolling interest holders	—	—	2,450	378
Dividend paid to noncontrolling interest holders	(3,229)	(5,357)	(4,604)	(711)
Excess tax benefit from share-based compensation	14,582	11,697	12,838	1,982
Net cash provided by financing activities	30,646	21,683	232,281	35,859
Effect of exchange rate changes on cash and cash equivalents	(976)	(1,082)	(2,624)	(405)
Net increase (decrease) in cash and cash equivalents	(52,409)	411,430	428,973	66,222
Cash and cash equivalents at the beginning of the year	449,844	397,435	808,865	124,867
Cash and cash equivalents at the end of the year	397,435	808,865	1,237,838	191,089
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	813	1,533	3,854	595
Income taxes paid	99,065	110,222	190,660	29,433
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	639,749	585,119	513,168	79,219
Consideration payable for business acquisition	8,939	7,560	113,458	17,515
Purchase of intangible assets included in payables	9,660	8,682	7,646	1,180
Reimbursement of government zoning included in receivables	6,042	1,000	2,099	324
Proceeds from disposal of subsidiary and branch included in receivables	—	5,000	—	—
Proceeds from issuance of ordinary shares upon exercise of options included in receivables	1,318	1,185	1,727	267
Acquisition of noncontrolling interest included in payables	12,250	8,167	4,083	630

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Lodging Group, Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries (the “Group”) are to develop leased, manachised and franchised hotels under the “Joya Hotel”, “Manxin Hotels & Resorts ”, “JI Hotel”, “Starway Hotel” , “HanTing Hotel”, “Elan Hotel” and “Hi Inn” brands in the People’s Republic of China (“PRC”). As of December 31, 2015, the Group does not own any hotel properties.

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

As of December 31, 2014 and 2015, the Group had 611 and 616 leased hotels in operation, respectively.

Manachised and franchised hotels

Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically eight to ten years and are renewable upon mutual agreement between the Group and the franchisee. The Group also has a small number of franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2014 and 2015, the Group had 1,376 and 2,067 manachised hotels in operation and 8 and 80 franchised hotels in operation, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
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

Restricted cash

Restricted cash mainly represents deposits used as security against borrowings.

Investments

Investments represent available-for-sale securities, cost-method investments, equity-method investments and loan receivables.

Investments in equity securities that have readily determinable fair values are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recorded as a component of other comprehensive income or loss. Realized gains or losses are recognized in the consolidated statements of comprehensive income during the period in which the gains or losses are realized. If the Group determines that a decline in the fair value of the individual available-for-sale security is other-than-temporary, the cost basis of the security is written down to the fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to: (1) the nature of the investment; (2) the cause and duration of the impairment; (3) the extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) the Group’s ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost or fair value.  Available-for-sale securities not expected to be realized in cash or sold in the next normal operating cycle of the business are classified as long-term investments.

The Group accounts for the investment in a private entity of which the Group owns less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies of the entity as cost-method investment. The Group’s cost-method investment is carried at historical cost in its consolidated financial statements and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment's cost over its fair value when the impairment is deemed other-than-temporary.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The Group accounts for the investment in entities with significant influence under equity-method accounting. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of comprehensive income. Dividends received reduce the carrying amount of the investment. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than-temporary.

No event had occurred that indicated that an other-than-temporary impairment existed and therefore the Group did not record any impairment charges for these investments during 2013, 2014 or 2015.

Loan receivables are measured at amortized cost with interest accrued based on the contract rate. The Group classified loan receivables as long-term or short-term investments according to their contractual maturity or expected holding time. The Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the life of loans. A valuation allowance will be established for the loans unable to collect. No valuation allowance has been recorded in 2013, 2014 or 2015 based on the result of the assessment.

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
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
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

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the property and equipment exceed the future undiscounted net cash flows, and recognized an impairment loss of RMB7,965, RMB27,203 and RMB93,163 during the year ended December 31, 2013, 2014 and 2015, respectively.

Fair value of the property and equipment was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels' revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized in general and administrative expenses for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performs its annual goodwill impairment test on November 30.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The Group recognized goodwill impairment of nil, RMB188 and RMB2,445 for years ended December 31, 2013, 2014 and 2015, respectively.

Accruals for customer loyalty program

The Group invites its customers to participate in a customer loyalty program. The membership has an unlimited life. Members enjoy favorable treatment such as more convenient check-out procedures and late check-out, discounts on room rates and accumulate membership points for their paid stays, which can be redeemed for gifts or offset the room charges within two years after the points are earned. The estimated incremental costs to provide room night awards and other gifts are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as cost and expense in the accompanying consolidated statements of comprehensive income. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2014 and 2015, the accruals for estimated liabilities under the customer loyalty program amounted to RMB71,475 and RMB113,749, respectively.

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

In addition, the Group accounts for hotel manager fees related to the manachised hotels under the franchise program as revenues. Pursuant to the franchise agreements, the Group charges the franchisees fixed hotel manager fees to cover the manachised hotel managers’ payroll, social welfare benefits and certain other out-of-pocket expenses that the Group incurs on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2013, 2014 and 2015, the hotel manager fees that were recognized as revenue were RMB116,885, RMB166,572 and RMB261,743, respectively.

Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years which reflects the expected membership retention. Revenues recognized from the customer loyalty program were RMB74,715, RMB107,737 and RMB130,644 for the years ended December 31, 2013, 2014 and 2015, respectively.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Business tax and related taxes

The Group is subject to business tax, education surtax and urban maintenance and construction tax, on the services provided in the PRC. Such taxes are primarily levied based on revenue at applicable rates and are recorded as a reduction of revenues.

On 24 March 2016, the Ministry of Finance (MOF) and the State Administration of Taxation (SAT) jointly published Caishui [2016] No. 36 (Circular 36), which provides the detailed implementation guidance on the further rollout of the Value-Added Tax (VAT) reform to sectors such as construction, real estate, financial services and lifestyle services. Circular 36 takes effect from 1 May 2016.  Lifestyle services have a broad coverage to include a variety of services which are to meet the daily needs of the residents, and accommodation and associated services are included in such category with the applicable tax rate of 6%. As such, starting from May 2016, the accommodation services of the Group are subject to 6% of VAT.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB43,807, RMB79,806 and RMB47,971 for the years ended December 31, 2013, 2014 and 2015, respectively.

Government grants

Government grants represent cash received by the Group in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received and when all the conditions for their receipts have been satisfied. Government grants recognized were RMB17,016, RMB19,657 and RMB28,188 for the years ended December 31, 2013, 2014 and 2015, respectively, which were recorded as other operating income.

Leases

A lease of which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the initial lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent. As of December 31, 2014 and 2015, deferred rent of RMB21,701 and RMB37,224 were recorded as other current liabilities and RMB830,414 and RMB945,192 were recorded as long-term liabilities, respectively.

Capitalization of interest

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. The interest expense incurred for the years ended December 31, 2013, 2014 and 2015 were RMB1,084, RMB14,733 and RMB5,383, of which RMB271, RMB13,200 and RMB1,529 were capitalized as additions to assets under construction, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The financial records of the Group’s subsidiaries are maintained in local currencies, which are the functional currencies.

Comprehensive income

Comprehensive income includes all changes in equity except for those resulting from investments by owners and distributions to owners and is comprised of net income, foreign-currency translation adjustments and unrealized securities holding gains (losses).

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term and long-term investments and accounts receivable.

All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group management believes to be high credit quality. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk and the Group's short-term and long-term investments consist of loan receivables and equity investments in listing and private companies. The Group conducts credit evaluations on its group and agency customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

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
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The estimated fair value of the Group's financial instruments that are not reported at fair value, including cash, restricted cash, loans to franchisees and cost method equity investment, receivables, payables and accruals, approximates their carrying value due to their short-term nature.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates.

As of December 31, 2015, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term available-for-sale securities	506,407	506,407	—	—
Long-term available-for-sale securities	166,546	166,546	—	—
Total	672,953	672,953	—	—

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the years ended December 31, 2013, 2014 and 2015:

			Fair Value Measurements at Reporting Date Using
Year Ended December 31,	Description	Fair Value for Year ended December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for the Year
2013	Property and equipment	5,382	—	—	5,382	7,965
2014	Property and equipment	13,561	—	—	13,561	27,203
2014	Goodwill	—	—	—	—	188
2015	Property and equipment	21,879	—	—	21,879	93,163
2015	Goodwill	—	—	—	—	2,445

As a result of reduced expectations of future cash flows from certain leased hotels, the Group determined that the hotels property and equipment with a carrying amount of RMB13,347, RMB40,764 and RMB115,042 was not fully recoverable and consequently recorded an impairment charge of RMB7,965, RMB27,203 and RMB93,163 for the years ended December 31, 2013, 2014 and 2015, respectively. The Company also determined that the goodwill amount with a carrying amount of RMB188 and RMB2,445 was impaired as a result of the impairment assessment for the years ended December 31, 2014 and 2015, respectively.

Fair value of the property and equipment as well as the reporting units was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels' revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its long-lived assets held and used and its reporting units are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable input used in the fair value measurement, which are 4% and 20%, respectively, for the years ended December 31, 2013, 2014 and 2015.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group's judgement of likely future performance and will be adjusted in future periods based on the actual performance. Compensation expenses for the awards with market conditions are recognized during the requisite service period, even if the market condition is never satisfied. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended December 31, 2013, 2014 and 2015, the Group recognized share-based compensation expenses of RMB30,468, RMB31,937 and RMB52,535, respectively, which was classified as follows:

	Year Ended December 31,
	2013	2014	2015
Hotel operating costs	4,948	6,830	8,835
Selling and marketing expenses	973	939	907
General and administrative expenses	24,547	24,168	42,793
Total	30,468	31,937	52,535

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

Segment reporting

The Group operates and manages its business as a single segment. The Group primarily generates its revenues from customers in the PRC. Substantially all of the Group’s long-lived assets are located in the PRC.

Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. As of December 31, 2015, under the repurchase plan, the Company had repurchased an aggregate of 3,096,764 ordinary shares on the open market for total cash consideration of RMB107,331. The repurchased shares were presented as “treasury shares” in shareholders’ equity on the Group’s consolidated balance sheets.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded the revenue recognition requirement in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, it also superseded the cost guidance in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts, and created new Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, which will be effective for annual reporting period beginning after December 15, 2016 for public entities. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 for all entities by one year. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is still in the process of assessing the impact of the ASUs on the Group’s consolidated financial statements.

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
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In September, 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, to eliminate the requirement to retrospectively account for those adjustments. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. The Group does not expect the adoption will have a material impact on the Group’s consolidated financial statements.

 In November, 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Group did not early adopt this ASU and expects this will impact the classification of deferred tax assets and liabilities on the consolidated balance sheets while will not impact the consolidated statements of comprehensive income.

In January, 2016, the FASB issued ASU No. 2016-01, to improve the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. The Group is still in the process of assessing the impact of this ASU on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU will be effective for fiscal years beginning after December 15, 2018 for public entities, and it will be effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Group is still in the process of assessing the impact of this ASU on the Group’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group is in the process of evaluating the impact of this ASU on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of this ASU on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The Group is in the process of evaluating the impact of this ASU on the consolidated financial statements.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4778, on December 31, 2015, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2015, or at any other rate.

3.	ACQUISITIONS

(i) During the years ended December 31, 2013, 2014 and 2015, the Group acquired nine individual hotels, one individual hotel, and one hotel chain and two individual hotels for total cash consideration of RMB33,423, RMB12,975 and RMB127,226, respectively. The individual hotels were in the form of leased hotel and the hotel chain acquired contained 13 leased hotels and several manachised and franchised hotels. The business acquisitions were accounted for under purchase accounting.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2013	2014	2015	Amortization Period
Current assets	5,552	25	3,382
Property and equipment	29,805	10,477	74,222	5-10 years
Favorable leases	6,422	3,330	41,283	remaining lease terms
Deferred tax assets	6,628	—	515
Franchise agreements	—	—	3,300	remaining contracts terms
Goodwill	662	—	46,135
Other noncurrent assets	—	—	663
Current liabilities	(2,501)	—	(22,864)
Deferred tax liabilities	(13,145)	(832)	(11,146)
Noncontrolling interest	—	(25)	(8,264)
Total	33,423	12,975	127,226

(ii) After the Group’s acquisition of 51% equity interest of Starway Hotels (Hong Kong) Limited ("Starway"), a franchised hotel chain from C-Travel International Limited ("C-Travel"), a wholly owned subsidiary of Ctrip.com International, Ltd. in 2012, the Group acquired the remaining 49% equity interest of Starway in 2013 for cash consideration of RMB16,460, of which RMB4,210, RMB 4,083 and RMB4,083 has been paid in 2013, 2014 and 2015, respectively, with the remaining amount of RMB4,084 to be paid in the following year. The purchase of the remaining 49% noncontrolling interest is treated as an equity transaction. The difference between the purchase consideration and the related carrying value of the noncontrolling interests of RMB2,514 was recorded as a reduction of additional paid-in capital during the year ended December 31, 2013.

4.	SHORT-TERM INVESTMENTS

The short-term investments as of December 31, 2014 and 2015 were as follows:

	As of December 31,
	2014	2015
Loan receivables from franchisees	6,904	16,955
Loan receivables from other entities	19,711	9,853
HMIN	—	506,407
Total	26,615	533,215

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Since April 2014, the Group entered into entrusted loan agreements with certain franchisees with the typical terms to be two to three years and annual interest rates ranging from 8.0% to 8.5%, among which with due date within 12 months were classified as short-term investments. The Group recognized RMB184 and RMB1,124 interest income for the short-term parts of the loans in 2014 and 2015, respectively.

Loan receivables from other entities represents the loans the Company lent to other unrelated private entities with the annual interest rates ranging from 0%~12% with the due date within 12 months. The Group recognized RMB91 and RMB2,273 interest income for the loans in 2014 and 2015, respectively.

In 2015, the Group purchased 2,282,951 ADS of HOMEINNS HOTEL GROUP ("HMIN"), a hotel chain listed in NASDAQ in the USA, from open market for consideration of RMB434,811. As of December 2015, the Group holds approximately 4.7% of HMIN’s total outstanding shares. Given the level of investment, the Group accounts for its investment in HMIN as “available-for-sale” and measured the fair value at every period end. The unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. As of December 31, 2015, the Group recorded the investment in HMIN at the fair value of RMB506,407, with the fair value increase of RMB46,617 recorded to other comprehensive income.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2014	2015
Cost:
Buildings	12,115	12,115
Leasehold improvements	4,916,270	5,354,550
Furniture, fixtures and equipment	742,682	838,380
Motor vehicles	820	820
	5,671,887	6,205,865
Less: Accumulated depreciation	(2,008,882)	(2,582,184)
	3,663,005	3,623,681
Construction in progress	244,338	182,205
Property and equipment, net	3,907,343	3,805,886

Depreciation expense was RMB453,637, RMB559,918 and RMB648,277 for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group occasionally demolishes certain leased hotels due to local government zoning requirements, which typically results in receiving compensation from the government.

In 2013, the Group demolished three leased hotels due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB7,296 associated with these hotels and recognized a gain of RMB10,734 as other operating income, which is net of RMB15,030 cash received and RMB3,000 receivable recorded in other current assets as of December 31, 2013. In March 2014, RMB2,000 has been received. In January 2015, the remaining RMB1,000 has been received.

In 2014, the Group demolished one leased hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB3,971 associated with this hotel and recognized a gain of RMB33 as other operating income with RMB4,004 cash received.

In 2015, the Group demolished one leased hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB2,301 associated with this hotel and recognized a gain of RMB5,519 as other operating income with RMB5,721 cash received and RMB2,099 receivable recorded in other current assets as of December 31, 2015.

As of December 31, 2015, the Group has been formally notified by local government authorities that two additional leased hotels of the Group will likely be demolished due to local government zoning requirements. The aggregate carrying amount of property and equipment at the associated hotels was RMB12,987 as of December 31, 2015. Neither of the associated hotels has recorded intangible assets or goodwill. The Group has not recognized any impairment as expected cash flows from the hotels’ operations prior to demolition and expected amounts to be received as a result of the demolition will likely exceed the carrying value of such assets. The Group estimated amounts to be received based on the relevant PRC laws and regulations, terms of the lease agreements, and the prevailing market practice.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

6.	INTANGIBLE ASSETS, NET AND UNFAVORABLE LEASE

Intangible assets, net consist of the following:

	As of December 31,
	2014	2015
Brand name	28,600	28,600
Franchise agreements	7,700	11,000
Non-compete agreement	400	400
Favorable lease agreements	79,378	120,661
Purchased software	35,298	44,405
Total	151,376	205,066
Less: Accumulated amortization	(46,839)	(60,254)
Total	104,537	144,812

Unfavorable lease

	As of December 31,
	2014	2015
Unfavorable lease agreements	3,924	3,924
Less: Accumulated amortization	(2,604)	(2,893)
Unfavorable lease agreements, net	1,320	1,031

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

Amortization expense of intangible assets for the years ended December 31, 2013, 2014 and 2015 amounted to RMB9,846, RMB11,101 and RMB13,415, respectively.

The annual estimated amortization expense for the above intangible assets and unfavorable lease for the following years is as follows:

	Amortization for Intangible Assets	Amortization for Unfavorable Lease	Net Amortization
2016	14,683	(209)	14,474
2017	14,326	(130)	14,196
2018	13,222	(130)	13,092
2019	12,702	(130)	12,572
2020	12,322	(130)	12,192
Thereafter	48,957	(302)	48,655
	116,212	(1,031)	115,181

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

7.	LONG-TERM INVESTMENTS

The long-term investments as of December 31, 2014 and 2015 were as follows:

	As of December 31,
	2014	2015
Available-for-sale securities:
Quanjude	137,943	166,546
Cost-method investments:
UBOX/BJ UBOX	40,517	48,220
BJ GOOAGOO/GOOAGOO	10,289	59,939
Founder Service	—	20,000
Qingpu	—	17,143
Equity-method investments:
Sheen Star	20,990	20,862
Yibang	2,482	770
Campsort	11,644	—
Other investments	—	10,762
Loan receivables from franchisees	5,140	12,336
Total	229,005	356,578

Available-for-sale securities:

In June 2014, the Group purchased 7,241,131 ordinary shares of China Quanjude (Group) Co., Ltd. ("Quanjude"), a top restaurant brand listed in Shenzhen Stock Exchange in China, through a private placement. The purchase price was set at RMB13.81 per ordinary share and the total purchase cost was RMB100 million. Upon the closing of the transaction described above, the Group holds approximately 2.35% of Quanjude’s total outstanding shares. Given the level of investment, the Group accounts for its investment in Quanjude as “available-for-sale” and measured the fair value at every period end. The unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. As of December 31, 2014 and 2015, the Group recorded the investment in Quanjude at the fair value of RMB 137,943 and RMB166,546, respectively, with RMB 28,458 and RMB21,451 increase in fair value of the investment, net of tax, credited to other comprehensive income.

Cost-method investments:

From 2012 to 2013, the Company invested in preferred shares and convertible promissory notes of UBOX International Holdings Co., Limited (“UBOX”), a privately-held company, with the total consideration of RMB40,517. The convertible notes were subsequently converted to ordinary shares of UBOX in 2013 and 2014. UBOX went through group restructuring in 2015, and the Group's investment in UBOX has been transferred to the investment of ordinary shares of Beijing UBOX On-line Technology Co., Ltd. ("BJ UBOX"), which shared most of the investors in common with UBOX. The Group has additionally injected RMB7,703 to BJ UBOX in 2015. As of December 31, 2015, the Group had approximately 3.6% equity interest of BJ UBOX. The investments were accounted for using the cost method since the Group does not have the ability to exert significant influence over the operating and financing activities of UBOX or BJ UBOX. As of December 31, 2015, there had been no identified events or changes in circumstances that had a significant adverse effect on the investments or other indicates of impairment.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In November 2014, the Group purchased 8% equity interest in Beijing GOOAGOO Technology Service Co., Ltd. (“BJ GOOAGOO”), a high-tech service provider for Offline-To-Online data processing and platform operation, for the consideration of RMB10,289. BJ GOOAGOO started restructuring process in 2015. In September 2015, the Group purchased 45,000,000 series A preferred shares for the consideration of RMB45,000 and RMB4,650 convertible notes in Gooagoo Group Holdings Limited (“GOOAGOO”). Each series A preferred share and convertible note shall be convertible at the option of the holder at any time to ordinary shares. BJ GOOAGOO shared most of the investors in common with GOOAGOO. After the transaction, the Group had approximately 12.5% equity interest of GOOAGOO. The Group accounted for the investment under cost method since the Group does not have the ability to exert significant influence over those companies.

In September 2015, the Group purchased 10% equity interest in Shanghai Founder Service Co., Ltd. (“Founder Service”), a serviced office space provider for newly founded companies, for the consideration of RMB20,000. The Group accounted for the investment under cost method since the Group does not have the ability to exert significant influence over Founder Service.

In December 2015, the Group purchased 10% equity interest in Beijing Qingpu Tourism Culture Development Co., Ltd. (“Qingpu”), a cultural activities organizer and tourism service provider, for the consideration of RMB17,143. The Group accounted the investment under cost method since the Group does not have the ability to exert significant influence over Qingpu.

Equity-method investments:

In April 2014, the Group set up Sheen Star together with Mr. Qi Ji, the founder, executive chairman of the Group and a third party. Sheen Star is a real estate investment company which the Group contributed RMB20,990 and owned equity interest of 19.99%, and Mr. Qi Ji owned 50.01%. The Group accounted for the investment in Sheen Star under equity-method as the Group has the ability to exert significant influence. The Group recognized investment loss of nil and RMB153 in other income in 2014 and 2015, respectively.

In May 2013, the Group acquired 30% equity interest in Lijiang Yibang Changchunteng Hotel Co., Limited (“Yibang”) for consideration of RMB430. In April 2014, The Group acquired additional 20% equity interest in Yibang for consideration of RMB285. The Group accounted for the investment under equity-method because the Group has the ability to exert significant influence but does not have the control over Yibang. The Group recognized investment loss of RMB430, investment income of RMB2,197 and investment loss of RMB1,712 in 2013, 2014 and 2015, respectively, which was recorded in other income.

In July 2014, the Group acquired 30% equity interest in Shanghai Campsort Travel Development Co., Ltd. (“Campsort”), a new resort hotel chain in China, for consideration of RMB15,000. In November 2014, the Group transferred 6% equity interest to Shanghai Homeinn Hotel Management Co., Ltd. for consideration of RMB3,000. As of December 31, 2014, the Group held 24% equity interest of Campsort and accounted for the investment under equity-method because the Group has the ability to exert significant influence over Campsort. The Group recognized investment loss of RMB356 in 2014. In November 2015, the Group disposed of the 24% equity interest of Campsort for consideration of RMB14,410, and recognized gain of RMB2,766 upon disposition in other income in 2015.

Other investments included several insignificant equity investments in certain privately-held companies.

Loan receivables from franchisees:

Since April 2014, the Group entered into entrusted loan agreements with certain franchisees with the typical terms of two to three years and the annual interest rates from 8% to 8.5%. The Company classified those with due date over 12 months to be long-term investments. The Group recognized RMB266 and RMB986 interest income for the long-term loans in 2014 and 2015, respectively.

8.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2013, 2014 and 2015 were as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
Balance at January 1, 2013	65,988	(1,808)	64,180
Increase in goodwill related to acquisitions	662	—	662
Balance at December 31, 2013	66,650	(1,808)	64,842
Impairment losses recognized	—	(188)	(188)
Balance at December 31, 2014	66,650	(1,996)	64,654
Increase in goodwill related to acquisitions	46,135	—	46,135
Impairment losses recognized	—	(2,445)	(2,445)
Balance at December 31, 2015	112,785	(4,441)	108,344

9.	DEBT

In March 2012, the Group entered into a five-year bank credit facility under which the Group can borrow up to RMB500,000 by May 21, 2015, which is subject to bank's reevaluation from time to time. The credit facility is restricted to certain hotels' renovation and the credit facility is not collateralized. The credit facility has a specified expiration schedule for draw down. The interest rate for each draw down is established on the draw-down date and is adjusted annually, based on the loan interest rate stipulated by the People’s Bank of China for the corresponding period. RMB100,000 of the credit facility expired as of December 31, 2012. In 2013, 2014 and 2015, the Group did not have any additional draw-down and credit facility had expired on May 21, 2015.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In September 2012, the Group entered into a three-year revolving bank credit facility under which the Group can draw-down up to RMB300,000 by October 9, 2015. In December 2013, the Group renewed the bank credit facility under which the Group can borrow up to RMB500,000 by December 11, 2016. The interest rate for this credit facility was determined on the draw-down date and the credit facility was not collateralized. In 2013, 2014 and 2015, the Group has drawn down the credit facility of RMB104,540, nil and RMB100,000 and repaid RMB104,540, nil and RMB100,000, respectively. The weighted average interest rate for borrowings drawn under such credit facility was 6.0% and 5.61% for the year ended December 31, 2013 and 2015, respectively. As of December 31, 2015, a letter of guarantee of RMB700 was issued under this credit facility, and RMB499,300 was available for future borrowing.

In December 2012, the Group entered into a thirty-month bank credit facility under which the Group can draw down up to US$10 million by April 5, 2013. The interest rate for each draw down is based on the twelve-month London Interbank Offered Rate (“Libor”) on draw-down date plus 2.7%. Each draw down will be guaranteed by letter of guarantee or stand-by letter of credit. In 2013, the Group has drawn down US$200 thousand and repaid US$200 thousand and the facility has expired. The weighted average interest rate for borrowings drawn under such credit facility was 3.54% for the year ended December 31, 2013.

In December 2013, the Group signed a one-year entrusted loan contract with a subsidiary of Ctrip.com International, Ltd. under which the Group can borrow up to RMB300,000 for the period from January 6, 2014 to January 5, 2015. The interest rate of this borrowing is 5.4%. According to the agreement, the Group shall settle the unpaid principal and interest with its ordinary shares if the loan is in default. In January 2014, the Group had drawn down RMB300,000 under this contract and fully repaid the amount in November 2014.

In July 2015, the Group entered into a one-year bank loan contract, under which the Group can borrow up to US$30 million for the period ended May 30, 2016, and the Group had a RMB220,000 deposit pledged accordingly. The interest rate of this borrowing is based on the three-month London Interbank Offered Rate (“Libor”) on draw-down date plus 1.2%. In 2015, the Group had drawn down US$30 million under this contract and fully repaid this amount. The weighted average interest rate for borrowings drawn under such credit facility was 1.49% for the year ended December 31, 2015.

In July 2015, the Group entered into a one-year bank loan contract, under which the Group can borrow up to US$50 million for the period ended June 30, 2016, and the Group had a RMB360,000 deposit pledged accordingly. The interest rate of this borrowing is based on the three-month London Interbank Offered Rate (“Libor”) on draw-down date plus 1.2%. As of December 2015, the Group had drawn down US$50 million under this contract. The weighted average interest rate for borrowings drawn under such credit facility was 1.50% for the year ended December 31, 2015. The Company was in compliance with the covenants as of December 31, 2015.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2014	2015
Payable for business acquisitions	5,745	111,696
Business taxes and other surcharge payables	58,887	69,158
Accrual for customer loyalty program	71,475	113,749
Payable to noncontrolling interest holders	5,552	23,938
Other payables	41,864	102,069
Accrued rental	44,125	48,623
Accrued utilities	37,320	43,690
Other accrued expenses	48,049	63,237
Total	313,017	576,160

From time to time, the Group receives cash advances from noncontrolling interest holders of hotels that are not wholly owned by the Group. Such advances are non-interest bearing and are payable within one year.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

11.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	As of December 31,
	2014	2015
Deposits from franchisees	167,332	215,424
Others	48,430	60,530
Total	215,762	275,954

12.	HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased hotels, manachised and franchised hotels and consist of the following:

	Year Ended December 31,
	2013	2014	2015
Rents	1,255,663	1,543,651	1,804,532
Utilities	273,314	323,837	341,620
Personnel costs	638,511	788,973	919,555
Depreciation and amortization	453,062	558,833	645,058
Consumable, food and beverage	391,715	454,795	485,099
Others	169,401	207,938	316,283
Total	3,181,666	3,878,027	4,512,147

13.	PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Year Ended December 31,
	2013	2014	2015
Rents	186,656	163,155	95,977
Personnel costs	8,700	7,217	5,903
Others	15,928	15,953	8,131
Total	211,284	186,325	110,011

14.	SHARE-BASED COMPENSATION

In February 2007, the Group adopted the 2007 Global Share Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2007 Global Share Plan, the Group may issue incentive awards to the Participants to purchase not more than 10,000,000 ordinary shares. In June 2007, the Group adopted the 2008 Global Share Plan which allows the Group to offer incentive awards to Participants to purchase up to 3,000,000 ordinary shares. In October 2008, the Group increased the maximum number of incentive awards available under the 2008 Global Share Plan to 7,000,000. In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to Participants. Under the 2009 Share Incentive Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In July 2010, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 15,000,000. In March 2015, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 43,000,000. The 2007 and 2008 Global Share Plans and 2009 Share Incentive Plan (collectively, the “Incentive Award Plans”) contain the same terms and conditions. The incentive awards granted under the Incentive Award Plans typically have a maximum life of ten years and vest in typical ways as listed below:

a.)	Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;
b.)	Vest over a period of ten years in equal yearly installments;

As of December 31, 2015, the Group had granted 24,574,737 options and 19,545,699 nonvested restricted stocks.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Share options

In July 2012, the Group granted 1,475,366 options to executive officers that will vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if the Group satisfies certain performance conditions, such as number of hotel rooms added, revenue, profit etc., for the three-year period ending December 31, 2014. As of December 31, 2014, the Group has adjusted the number of options granted to 869,232 based on the actual performance.

In 2015, the Group granted 85,292 options with performance conditions to senior officers. The actual number of the options each grantee is entitled to is indexed to performance conditions of the grantees including various annual performance target, i.e. number of hotel rooms added, revenue etc., in the coming two years.

The weighted-average grant date fair value for options granted during the years ended December 31, 2014 and 2015 was RMB15.79 (US$2.57) and RMB11.73 (US$1.88), respectively, computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Group and comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2014	2015
Suboptimal exercise factor	4.40	4.16
Risk-free interest rate	1.89 to 1.99%	1.49 to 1.74%
Volatility	47.22 to 47.75%	38.88 to 39.25%
Dividend yield	—	—
Life of option	6 years	6 years

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	Years	US$'000
Share options outstanding at January 1, 2015	4,921,998	2.23
Granted	118,348	4.76
Forfeited	(48,704)	5.09
Exercised	(1,528,104)	2.40
Share options outstanding at December 31, 2015	3,463,538	2.21	3.11	19,430
Share options vested or expected to vest at December 31, 2015	3,413,317	2.16	3.09	19,308
Share options exercisable at December 31, 2015	702,848	3.22	2.88	3,229

As of December 31, 2015, there was RMB5,772 in total unrecognized compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.84 years.

During the years ended December 31, 2013, 2014 and 2015, 2,802,488, 1,591,004 and 1,528,104 options were exercised having an aggregate intrinsic value of RMB74,321, RMB42,740 and RMB46,433, respectively.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In July 2012, the Group granted 1,059,977 nonvested restricted stocks to executive officers which will become exercisable if the Group satisfies certain performance conditions, such as number of hotel rooms added, profit etc., for the three-year period ending December 31, 2014, and 213,209 nonvested restricted stocks to executive officers which will become exercisable if the Group satisfies certain market condition for the three-year period ending December 31, 2014. These awards vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years. As of December 31, 2014, the Group adjusted the number of nonvested restricted stocks granted to executive officers in 2012 to 1,557,408 based on the three year performance.

In 2015, the Group granted 6,599,106 nonvested restricted stocks in ten batches with performance conditions to senior officers. The actual number of the stocks each grantee is entitled to is indexed to performance conditions of the grantees and/or the Group's performance conditions, such as number of hotel rooms added, revenue, profit, earnings per share etc. in the coming ten years. For each batch, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years.

The Group estimated the grant date fair value of the awards with market conditions using a Monte Carlo simulation. Compensation expenses for the awards with market conditions are recognized during the requisite service period, even if the market condition is never satisfied.

The following table summarized the Group’s nonvested restricted stock activity in 2015.

	Number of Restricted Stocks	Weighted Average Grant Date Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2015	3,237,240	4.25
Granted	13,931,961	4.77
Forfeited	(807,413)	4.85
Vested	(1,702,964)	3.77
Nonvested restricted stocks outstanding at December 31, 2015	14,658,824	4.77

As of December 31, 2015, there was RMB391,421 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 5.44 years.

The total fair value of nonvested restricted stocks vested in 2013, 2014 and 2015 was RMB7,089, RMB59,475 and RMB69,130.

15.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2013	2014	2015
Net income attributable to ordinary shareholders — basic	279,858	307,348	436,600
Net income attributable to ordinary shareholders — diluted	279,858	307,348	436,600
Weighted average ordinary shares outstanding — basic	245,187,348	248,957,645	250,533,204
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	4,298,936	4,046,559	5,570,963
Weighted average ordinary shares outstanding — diluted	249,486,284	253,004,204	256,104,167
Basic earnings per share	1.14	1.23	1.74
Diluted earnings per share	1.12	1.21	1.70

For the years ended December 31, 2013, 2014 and 2015, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Year Ended December 31,
	2013	2014	2015
Outstanding employee options and nonvested restricted stocks	—	293,512	—

16.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

China Lodging Holdings (HK) Limited and Starway Hotels (HongKong) Limited are subject to Hong Kong profit tax at a rate of 16.5% in 2013, 2014 and 2015. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Singapore

China Lodging Holdings Singapore Pte. Ltd. is subject to Singapore corporate income tax at a rate of 17% in 2013, 2014 and 2015. No Singapore profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Singapore during the years presented.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Hanting Technology (Suzhou) Co., Ltd, as a recognized software development entity located at Suzhou Industrial Park in Suzhou of PRC, is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Hanting Suzhou has entered into the first tax profitable year in 2011.

Mengguang Information and Technology (Shanghai) Co., Ltd, as a recognized software development entity located in Shanghai of PRC, is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Mengguang has entered into the first tax profitable year in 2014.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Tax expense (benefit) is comprised of the following:

	As of December 31,
	2013	2014	2015
Current Tax	127,439	155,496	246,678
Deferred Tax	(22,619)	(42,391)	(50,149)
Total	104,820	113,105	196,529

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2013	2014	2015
PRC statutory tax rate	25%	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	3%	2%	3%
Effect of different tax rate of group entities operating in other jurisdictions	(1%)	—	—
Effect of change in valuation allowance	3%	3%	5%
Effect of tax holiday	(3%)	(3%)	(7%)
Effect of cash dividends	—	—	5%
Effective tax rate	27%	27%	31%

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2013	2014	2015
Aggregate amount	12,721	9,131	41,288
Per share effect—basic	0.05	0.04	0.16
Per share effect—diluted	0.05	0.04	0.16

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2014 and 2015 are as follows:

	As of December 31,
	2014	2015
Deferred tax assets:
Net loss carryforward	113,333	158,910
Pre-opening expenses	306	785
Deferred revenue	62,977	72,914
Deferred rent	4,684	5,316
Long-term assets	8,460	27,341
Bad debt provision	1,494	1,390
Accrual for customer loyalty program	17,869	28,437
Accrued payroll	2,462	2,791
Other accrued expenses	4,457	850
Share-based compensation	9,745	10,857
Others	577	1,613
Valuation allowance	(62,868)	(92,527)
Total deferred tax assets	163,496	218,677
Deferred tax liabilities:
Favorable lease	23,545	30,641
Capitalized interest	4,410	4,163
Unrealized gain for investment	9,485	16,636
Others	1,039	9,853
Total deferred tax liabilities	38,479	61,293
Deferred tax assets are analyzed as:
Current	80,026	98,200
Non-Current	83,470	120,477
	163,496	218,677
Deferred tax liabilities are analyzed as:
Current	701	1,465
Non-current	37,778	59,828
	38,479	61,293

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

For the years ended December 31, 2014 and 2015, valuation allowance of RMB29,693 and RMB47,122 were provided, respectively, RMB18,421 and RMB15,508 were reversed, respectively, and nil and RMB1,955 were written off, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2015, the Group had tax loss carryforwards of RMB635,640 which will expire between 2016 and 2020 if not used.

The Group determines whether or not a tax position is "more-likely-than-not" of being sustained upon audit based solely on the technical merits of the position. At December 31, 2014 and 2015, the Group had recorded uncertain tax benefits of approximately RMB8,345 and RMB14,755 associated with the interests on intercompany loans, respectively. No interest or penalty expense was recorded for the years ended December 31, 2013, 2014 and 2015. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

The following table is a roll-forward of the unrecognized tax benefits:

	As of December 31,
	2013	2014	2015
Balance at January 1	4,148	7,122	8,345
Addition for tax positions	2,974	1,223	6,410
Balance at December 31	7,122	8,345	14,755

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. The cumulated undistributed earnings of the Group's PRC subsidiaries were RMB1,223,689 as of December 31, 2015. In December 2015, with the Group’s declaration of one-time cash dividends, PRC dividend withholding tax of RMB30,696 had been accrued accordingly for the distribution from the Group's PRC subsidiaries to the Company. The Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries, and therefore, no additional provision for PRC dividend withholding tax was accrued.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2011 through 2015 on non-transfer pricing matters, and from 2006 through 2015 on transfer pricing matters.

17.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB119,015, RMB143,419 and RMB182,321 for the years ended December 31, 2013, 2014 and 2015, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

18.	RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB64,957, RMB105,604 and RMB209,782 as of December 31, 2013, 2014 and 2015, respectively. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB2,075,975 at December 31, 2015 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2015, approximately RMB2,285,757 is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

19.	RELATED PARTY TRANSACTIONS AND BALANCES

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

Related Party	Nature of the Party	Relationship with the Group
Ctrip.com International, Ltd. (“Ctrip”)	Online travel services provider	Mr. Qi Ji is a director
Lijiang Yibang Changchunteng Hotel Co Limited (“Yibang”)	Hotel	Joint venture of the Group
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
Shanghai Qianya Hotel Management Co., Ltd (“Qianya”)	Hotels management	Investee of the Group

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

(a)	Related party balances

Amounts due from a related party were shareholder loan to Yibang.

	As of December 31,
	2014	2015
Yibang	16,293	16,157

Amounts due to related parties were comprised of commissions payable for reservation services and Starway acquisition payable to Ctrip, and service fee payable to Qianya. The commissions payable for reservation services and the service fee payable for hotels management services were interest free and payable upon demand, and the Starway acquisition payable was to be paid in the following year.

	As of December 31,
	2014	2015
Ctrip
-Payables for hotel reservation services	2,319	3,332
-Payables for Starway acquisition	8,167	4,084
Qianya
-Payables for hotel management services	—	237
	10,486	7,653

(b)	Related party transactions

During the years ended December 31, 2013, 2014 and 2015, related party transactions consisted of the following:

	Year Ended December 31,
	2013	2014	2015
Commission expenses — Ctrip	17,128	19,235	17,740
Service fee — Yibang	199	527	593
Service fee — Qianya	—	—	417

In May 2012, the Group acquired a 51% equity interest of Starway Hotels (Hong Kong) Limited from C-Travel, a wholly-owned subsidiary of Ctrip. The acquisition price was RMB17,292 in cash. In December 2013, the Group acquired the remaining 49% equity interest at the consideration of RMB16,460.

The Group transferred its investment in Kangdu to Sheen Star for consideration of RMB82,785 in 2014, and its rights and obligations associated with the property purchase agreement was transferred to Sheen Star contemporaneously.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 and 2015
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

20.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group has entered into lease agreements for certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2015 were as follows:

Year Ending December 31,
2016	1,872,773
2017	1,881,995
2018	1,861,825
2019	1,826,236
2020	1,756,499
Thereafter	10,585,970
Total	19,785,298

(b)	Purchase Commitments

As of December 31, 2015, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB12,062, which is expected to be incurred within one year.

(c)	Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

21.	SUBSEQUENT EVENT

In January 2016, the Group completed the transaction of strategic alliance with AccorHotels ("Accor"). Pursuant to the master purchase agreement, the Group acquired 100% equity interest of certain wholly-owned subsidiaries of Accor engaged in the business of owning, leasing franchising, operating and managing hotels under Accor brands in the midscale and economy market in the PRC, Taiwan and Mongolia, and the Group also takes a non-controlling stake of 29.3% and two board seats in a joint venture for Accor Luxury and Upscale hotel operating platform in Greater China. The Group issued 24,895,543 ordinary shares, or 9.0% of the Group's outstanding shares after issuance, and granted to Accor a right to nominate a member of the Group's Board of Directors.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	As of December 31,
	2014	2015	2015
			US$’000
Assets
Current assets:
Cash and cash equivalents	94,749	121,025	18,683
Short-term investments	—	324,780	50,137
Other current assets	4,185	2,573	397
Total current assets	98,934	448,378	69,217
Other assets	157	—	—
Investment in subsidiaries	3,131,189	3,833,404	591,776
Total assets	3,230,280	4,281,782	660,993
Liabilities and equity
Current liabilities:
Short-term bank borrowing	—	324,680	50,122
Salary and welfare payable	111	25	4
Deferred revenue	364	—	—
Dividends payable	—	276,261	42,647
Amount due to related parties	—	222,402	34,333
Accrued expenses and other current liabilities	12,841	28,305	4,369
Total current liabilities	13,316	851,673	131,475
Total liabilities	13,316	851,673	131,475
Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 250,747,255 and 253,978,323 shares issued as of December 31, 2014 and 2015, and 250,747,255 and 250,881,559 shares outstanding as of December 31, 2014 and 2015, respectively)	184	186	29
Treasury shares (nil and 3,096,764 shares as of December 31 2014 and 2015, respectively)	—	(107,331)	(16,569)
Additional paid-in capital	2,381,568	2,470,099	381,318
Retained earnings	847,220	1,007,559	155,540
Accumulated other comprehensive loss	(12,008)	59,596	9,200
Total equity	3,216,964	3,430,109	529,518
Total liabilities and equity	3,230,280	4,281,782	660,993

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME
(Renminbi in thousands, unless otherwise stated)

	Year Ended December 31,
	2013	2014	2015	2015
				US$’000
Operating costs and expenses:
Selling and marketing expenses	157	157	157	24
General and administrative expenses	33,308	35,434	59,236	9,145
Total operating costs and expenses	33,465	35,591	59,393	9,169
Loss from operations	(33,465)	(35,591)	(59,393)	(9,169)
Interest income	6	75	30	5
Interest expense	—	—	3,198	494
Foreign exchange gain	—	—	7,477	1,154
Other income, net	2,438	2,419	2,488	384
Income in investment in subsidiaries	310,879	340,445	489,196	75,519
Net income attributable to China Lodging Group, Limited	279,858	307,348	436,600	67,399

Other comprehensive income
Unrealized securities holding gains, net of tax of nil, 9,485 and 7,151 for 2013, 2014 and 2015	—	28,458	68,069	10,508
Foreign currency translation adjustments, net of tax of nil for 2013, 2014 and 2015	(976)	(1,082)	3,535	546
Comprehensive income	278,882	334,724	508,204	78,453

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS
(Renminbi in thousands, unless otherwise stated)

	Year Ended December 31,
	2013	2014	2015	2015
				US$’000
Operating activities:
Net income	279,858	307,348	436,600	67,399
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	30,468	31,937	52,535	8,110
Income in investment in subsidiaries	(310,879)	(340,445)	(489,196)	(75,519)
Changes in operating assets and liabilities:
Deferred revenue	(1,552)	(1,450)	(364)	(56)
Other current assets	915	1,477	2,312	357
Salary and welfare payable	—	111	(86)	(13)
Accrued expenses and other current liabilities	7,058	4,943	15,463	2,387
Net cash provided by operating activities	5,868	3,921	17,264	2,665
Investing activities:
Investment in subsidiaries	—	—	(168,709)	(26,044)
Receipt of investment in subsidiaries	12,320	8,876	—	—
Purchase of short-term investments	—	—	(271,630)	(41,932)
Net cash provided by (used in) investing activities	12,320	8,876	(440,339)	(67,976)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	28,122	20,985	22,619	3,492
Payment of share repurchase	—	—	(107,331)	(16,569)
Proceeds of advances from subsidiaries	—	—	222,403	34,333
Proceeds from short-term debt	—	—	489,376	75,547
Repayment of short-term debt	—	—	(183,516)	(28,330)
Net cash provided by financing activities	28,122	20,985	443,551	68,473
Effect of exchange rate changes on cash and cash equivalents	(8,081)	(215)	5,800	894
Net increase(decrease) in cash and cash equivalents	38,229	33,567	26,276	4,056
Cash and cash equivalents at the beginning of the year	22,953	61,182	94,749	14,627
Cash and cash equivalents at the end of the year	61,182	94,749	121,025	18,683
Supplemental schedule of non-cash investing and financing activities:
Proceeds from issuance of ordinary shares upon exercise of option included in receivables	1,318	1,185	1,727	267

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

As of December 31, 2015, there are no material contingencies, mandatory dividend, significant provision of long-term obligation or guarantee of the Company, except for those which have separately disclosed in the consolidated financial statements.

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

CHINA LODGING GROUP, LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Charge to Costs and Expenses	Addition Due to Acquisition	Charge Taken Against Allowance	Write off	Balance at End of Year
	(Renminbi in thousands)
Allowance for doubtful accounts of accounts receivables and other receivables:
2013	3,183	4,573	—	—	—	7,756
2014	7,756	4,770	—	—	(6,049)	6,477
2015	6,477	1,997	—	—	(2,415)	6,059
Valuation allowance for deferred tax assets

2013	36,283	22,158	3,139	(9,984)	—	51,596
2014	51,596	29,693	—	(18,421)	—	62,868
2015	62,868	47,122	—	(15,508)	(1,955)	92,527

******