Form 20-F
period 2016-12-31
China Lodging Group, Ltd
filed 2017-04-21
CIK 1483994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

278,282,366 Ordinary Shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☐ No

i

ii

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB6.9430, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2016. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 14, 2017, the exchange rate was US$1.00 to RMB6.8835. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

•                  “leased hotels” are to leased-and-operated hotels;

•                  “manachised hotels” are to franchised-and-managed hotels;

•                  “Ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “US$” and “U.S. dollars” are to the legal currency of the United States; and

•                  “We,” “us,” “our company,” “our” and “China Lodging” are to China Lodging Group, Limited, a Cayman Islands company, and its predecessor entities and subsidiaries.

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except per share and per ADS data)
Selected Consolidated Statement of Comprehensive Income Data:
Net revenues	3,224,527	4,168,629	4,964,728	5,774,624	6,538,631	941,759
Operating costs and expenses(1)	3,011,517	3,815,835	4,593,915	5,204,734	5,650,292	813,811
Income from operations	219,733	380,544	389,364	601,154	870,899	125,436
Income before income taxes	233,673	388,515	413,631	638,805	1,077,445	155,185
Net income	179,504	283,695	302,391	439,380	796,482	114,717
Less: net income (loss) attributable to noncontrolling interest	4,617	3,837	(4,957)	2,780	(8,133)	(1,171)
Net income attributable to China Lodging Group, Limited	174,887	279,858	307,348	436,600	804,615	115,888
Earnings per share:
Basic	0.72	1.14	1.23	1.74	2.92	0.42
Diluted	0.71	1.12	1.21	1.70	2.84	0.41
Earnings per ADS(2):
Basic	2.88	4.57	4.94	6.97	11.70	1.68
Diluted	2.83	4.49	4.86	6.82	11.38	1.64
Weighted average number of shares used in computation:
Basic	243,284	245,187	248,958	250,533	275,139	275,139
Diluted	246,981	249,486	253,004	256,104	282,889	282,889

Notes:

(1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	20,837	30,468	31,937	52,535	55,436	7,984

(2) Each ADS represents four ordinary shares.

The following table presents a summary of our selected consolidated balance sheet data as of December 31, 2012, 2013, 2014, 2015 and 2016:

	As of December 31,
	2012	2013	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	449,844	397,435	808,865	1,237,838	3,235,007	465,938
Restricted cash	1,790	3,317	—	360,500	500	72
Prepaid rent	321,305	363,581	385,158	429,588	446,127	64,256
Property and equipment, net	2,951,509	3,634,039	3,907,343	3,805,886	3,710,468	534,419
Total assets	4,330,187	5,185,052	6,182,906	7,693,521	9,993,364	1,439,344
Accounts payable	624,824	677,305	640,691	585,347	584,731	84,219
Deferred rent — long-term	470,438	653,831	830,414	945,192	1,023,843	147,464
Deferred revenue	300,315	416,102	669,663	886,468	916,756	132,041
Total liabilities	1,839,622	2,357,261	2,964,193	4,252,773	4,577,207	659,255
Total equity	2,490,565	2,827,791	3,218,713	3,440,748	5,416,157	780,089

The following table presents a summary of our selected consolidated statements of cash flow data for the years ended December 31, 2012, 2013, 2014, 2015 and 2016:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Selected Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	715,720	1,070,169	1,454,015	1,749,673	2,047,656	294,924
Net cash provided by (used in) investing activities	(1,068,130)	(1,152,248)	(1,063,186)	(1,550,357)	183,762	26,466
Net cash provided by (used in) financing activities	19,895	30,646	21,683	232,281	(247,549)	(35,654)

Exchange Rate Information

This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate on December 30, 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 14, 2017, the daily exchange rate reported by the Federal Reserve Board was US$1.00 to RMB6.8835.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 14, 2017)	6.8835	6.8899	6.8988	6.8832

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

Our business and operations are primarily based in China and we depend on domestic business and leisure traveler customers for a significant majority of our revenues. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the Chinese economy and travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In 2008, China was affected by the disruptions to financial markets described below, and, although the Chinese economy recovered in 2010 and remained relatively stable in 2011, the growth rate of China’s GDP has decreased since 2012, and it is uncertain whether this economic slowdown will continue into 2017 and beyond. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including sanctions against Russia over the Ukraine crisis since 2014, shadows of international terrorism spread by Islamic State of Iraq and al-Sham, which has been particularly intensified since the Paris terror attacks in November 2015, the uncertainty associated with the United Kingdom leaving the European Union since the referendum in June 2016 and the impact of the election of Donald Trump as President of the United States. It is unclear whether such challenges will be contained or resolved and what effects they may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in significant market volatility, and over the possibility of a war involving Iran or North Korea. In addition, there have been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the tensions between Japan and its neighboring countries. Economic conditions in China are sensitive to global economic conditions.

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

The lodging industry in China is highly fragmented. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate. Our HanTing Hotels and Ibis Hotels mainly compete with Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel groups and stand-alone hotels, and certain international brands such as Super 8. HanTing Hotels and Ibis Hotels also compete with two- and three-star hotels, as they offer rooms with amenities comparable to many of those hotels. Our JI Hotels, Starway Hotels, Ibis Styles Hotels, Mercure Hotels and Novotel Hotels face competition from existing three-star and certain four-star hotels, boutique hotels whose price could be comparable and a few hotel chains such as Vienna Hotels and Holiday Inn Express. Our Hi Inns compete mainly with stand-alone guest houses, low-price hotels and budget hotel chains such as Pod Inns, 99 Inns and 100 Inns. Our Joya Hotels, Manxin Hotels and Grand Mercure Hotels compete with existing four-star and five-star hotels. Our Manxin Hotels also compete with boutique resort hotels. Our Elan Hotels compete with existing economy hotel chains such as 7 Days Inn, Home Inn or GreenTree Inn. New and existing competitors may offer more competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels and result in a decrease in occupancy and average daily rates for our hotels. Competitors may also outbid us for new leased hotel conversion sites, negotiate better terms for potential manachised or franchised hotels or offer better terms to our existing manachised or franchised hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels, especially given the increase in our hotel room rates to keep pace with inflation. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

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

Seasonality of our business and national or regional special events may cause fluctuations in our revenues, cause our ADS price to decline, and adversely affect our profitability.

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

Our new leased and owned hotels typically incur significant pre-opening expenses during their development stages and generate relatively low revenues during their ramp-up stages, which may have a significant negative impact on our financial performance.

The operation of each of our leased and owned hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased and owned hotels generally incur pre-opening expenses ranging from approximately RMB0.5 to RMB10.0 million per hotel. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, these newly opened leased and owned hotels may not achieve profitability during the ramp-up stage. As we continue to expand our leased and owned hotel portfolio, the significant pre-opening expenses incurred during the development stage and the relatively low revenues during the ramp-up stage of our newly opened leased and owned hotels may have a significant negative impact on our financial performance.

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

Our hotel group has been growing rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group. In 2007, we launched our economy hotel product, HanTing Express Hotel, which was subsequently rebranded as HanTing Hotel, and our mid-scale limited service hotel product, HanTing Hotel, which was subsequently rebranded first as HanTing Seasons Hotel and then as JI Hotel. In May 2012, we completed the acquisition of a 51% equity interest in Starway Hotels (Hong Kong) Limited, or Starway HK, and in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. We have retained the Starway brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013 and Elan Hotel, a new economy hotel brand targeting business travelers, young customers and urban tourists, in September 2014. In January 2016, we completed strategic alliance transactions with Accor S.A. (“Accor”) to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. Through this organic and acquired growth, we increased the number of our hotels in operation in China from 26 hotels as of January 1, 2007 to 3,269 hotels as of December 31, 2016, and we intend to continue to develop and operate additional hotels in different geographic locations in China. Such expansions have placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our products and the quality of our services to ensure that our business does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operations.

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

We rebranded our HanTing Express Hotel as HanTing Hotel, our HanTing Seasons Hotel as JI Hotel and our HanTing Hi Inn as Hi Inn in 2012. In the same year we also acquired the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013 and Elan Hotel, a new economy hotel brand targeting business travelers, young customers and urban tourists, in September 2014. We are still in the process of developing the Elan Hotel, Joya Hotel, Manxin Hotel, JI Hotel, Starway Hotel and Hi Inn brands on top of our established brand of HanTing Hotel. In addition to the hotel brands owned by us, we completed the strategic alliance transactions with Accor in January 2016, and are developing Accor’s certain hotel brands in PRC, Taiwan and Mongolia.

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

•                  Manxin Hotel is our mid-to-upscale hospitality brand including city hotels and resorts. Manxin Hotel targets business travelers, leisure travelers, families and corporate events. Since we have limited operating experience in developing and operating hotels in the midscale and upscale market, the introduction of the Manxin Hotel brand exposes us to potential risks, including risks associated with high capital expenditure level and with entering a highly competitive new market.

•                  JI Hotel is our organically developed mid-scale brand. As of December 31, 2016, we had 284 JI Hotels in operation and an additional 102 JI Hotels under development. We plan to further expand the JI Hotel network through both the lease and ownership model and the manachise model. However, we may not be able to successfully identify, secure and develop in a timely fashion additional JI Hotels under the lease and ownership model or to successfully compete for franchise agreements for additional JI Hotels. The accelerated development of JI Hotels exposes us to potential risks, including risks associated with high capital expenditures and uncertain financial outcome.

•                  Before our acquisition, Starway operated under the franchise model, without direct management involvement in the franchised hotels. After the acquisition of Starway, we introduced the lease and ownership and manachise models to the Starway Hotels brand and gradually converted the franchised hotels Starway had before our acquisition to manachised or leased and owned hotels where appropriate. We also selectively terminated the franchise arrangements with certain Starway Hotels that did not meet the new Starway brand standards or did not accept certain changes we made to the franchise agreements. We integrated most of Starway Hotels’ support functions into our existing corporate platform and significantly reduced the personnel and other operating costs for Starway. The acquisition of Starway exposes us to potential risks, including risks associated with unsuccessful transformation of business models and failure in growing the brand network.

•                  Hi Inns target practical and price-conscious travelers. We plan to strengthen the cost control over our Hi Inns to remain competitive in their target market and improve the RevPAR of Hi Inns through effective site selection. However, we may not be able to successfully execute our growth strategy and achieve the desired profitability level for Hi Inns.

•                  Accor is a worldwide leading hotel operator and we have formed a strategic alliance with Accor since January 2016. Regarding the economy and midscale hotel brands of Accor, we obtained the exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and the non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia. We also take a non-controlling stake in Accor’s operating platform for its luxury and upscale hotel brands in China, which will develop and operate brands including “Sofitel”, “Pullman” and “MGallery by Sofitel”. The strategic alliance with Accor exposes us to potential risks, including risks associated with the failure in growing the brand network, high capital expenditures and entering highly competitive markets.

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

Our operations may suffer from effect of business uncertainties resulting from announcement of the proposed acquisition of Crystal Orange Hotels.

In February 2017, China Lodging Holdings (HK) Limited, our wholly-owned subsidiary, entered into a definitive share purchase agreement with the shareholders of Crystal Orange Hotel Holdings Limited (“Crystal Orange”) to acquire all of the equity interests of Crystal Orange for an initial aggregate consideration in cash of approximately RMB3.65 billion, with customary post-closing adjustments. The closing of the transaction is subject to the approval from the Antitrust Bureau of Ministry of Commerce of China. Uncertainty about the effect of the proposed acquisition may have an adverse effect on our business. For example, the proposed acquisition may impair Crystal Orange’s ability to retain its key personnel and could cause suppliers, financial counterparties and others to seek to change existing business relationship with Crystal Orange, which may in turn have an adverse effect on our operations. We have incurred, and will continue to incur, costs, expenses, and fees for professional services and other transaction costs in connection with the proposed acquisition, which may not be recoverable if the proposed acquisition is not completed.

The market price for our ADSs has been volatile due to our announcement of the proposed acquisition of Crystal Orange Hotels and may continue to be volatile as a result of further development of the proposed acquisition. If the proposed acquisition do not close or the signed agreement is terminated for some reason, the market price for our ADSs may drop.

We may not be able to successfully identify, secure and develop in a timely fashion additional hotel properties under the lease and ownership model.

We plan to open more hotels to further grow our business. Under our lease and ownership model, we may not be successful in identifying and leasing or acquiring additional hotel properties at desirable locations and on commercially reasonable terms or at all. Even if we are able to successfully identify and acquire new hotel properties, new hotels may not generate the returns we expect. We may also incur costs in connection with evaluating hotel properties and negotiating with property owners, including properties that we are subsequently unable to lease or own. In addition, we may not be able to develop additional hotel properties in a timely fashion due to construction or regulatory delays. If we fail to successfully identify, secure or develop in a timely fashion additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, we invested in UBOX International Holdings Co Limited in 2012, in China Quanjude (Group) Co., Ltd. and Beijing GOOAGOO Technology Service Co., Ltd. in 2014, in Homeinns Hotel Group (“HMIN”), Shanghai Founder Service Co., Ltd. and Beijing Qingpu Tourism Culture Development Co., Ltd. in 2015, and in AAPC Hotel Management Limited (“AAPC LUB”), China Young Professionals Apartment Management Limited (“China Young”), Chengjia (Shanghai) Apartment Management Co., Limited (“Cjia”) and Shanghai CREATER Industrial Co., Ltd. (“CREATER”) in 2016. The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. In addition, following completion of an acquisition or investment, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of benefits after integration and the actual cost of delivering such benefits may exceed the anticipated cost. Any difficulties encountered in the acquisition or investment and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition. If a financial or strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.

Our legal right to lease certain properties could be challenged by property owners or other third parties or subject to government regulation.

A substantial part of our business model relies on leases with third parties who either own or lease the properties from the ultimate property owners. We also grant franchises to hotel operators who may or may not own their hotel properties. We cannot assure you that the land use rights and other property rights with respect to properties we currently lease, manachise or franchise for our existing hotels will not be challenged. For example, as of December 31, 2016, our lessors failed to provide the property ownership certificates and/or the land use rights certificates for 64 properties that we lease for our hotel operations. While we have performed our due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties that these lessors provided us with, we cannot assure you that our rights under those leases will not be challenged by other parties including government authorities.

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

Our lessors are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, properties used for hotel operations and the underlying land should be approved for commercial use purposes by competent government authorities. In addition, before any properties located on state-owned land with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from the competent government authorities. As of December 31, 2016, the lessors of approximately a quarter of our executed lease agreements subject to this approval requirement did not obtain the required governmental approvals. Such failure may subject the lessors or us to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to operate our leased hotels. While many of our lessors have agreed to indemnify us against our losses resulting from their failure to obtain the required approvals, we cannot assure you that we will be able to successfully enforce such indemnification obligations against our lessors. As a result, we may suffer significant losses resulting from our lessors’ failure to obtain required approvals to the extent that we could not be fully indemnified by our lessors.

Our success could be adversely affected by the performance of our manachised and franchised hotels and defaults or wrongdoings of our franchisees may affect our reputation, which would adversely affect the results of our operations.

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have less control compared to our leased and owned hotels. As of December 31, 2016, we manachised and franchised approximately 80.9% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our national presence in China. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control and our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting the results of our operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. If any of our franchisees defaults or commits wrongdoings, there could be situations where the franchisee is not in a position to sufficiently compensate us for losses which we may have suffered as a result of such defaults or wrongdoings. While we ultimately can take action to terminate our franchisees that do not comply with the terms of our franchise agreements or commit wrongdoings, we may not be able to identify problems and make timely responses and, as a result, our image and reputation may suffer, which may have a material adverse effect on our results of operations.

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

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy. We have received copyright registration certificates for 34 of our major proprietary information systems and for our operational system. However, none of our other proprietary information system have been patented, copyrighted or otherwise registered as our intellectual property.

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

We carry all mandatory and certain optional commercial insurance, including property, business interruption, construction, third-party liability, public liability, product’s liability and employer’s liability insurance for our leased and owned hotel operations. We also require our lessors and franchisees to purchase customary insurance policies. Although we are able to require our franchisees to obtain the requisite insurance coverage through our franchisees management, we cannot guarantee that our lessors will adhere to such requirements. In particular, there are inherent risks of accidents or injuries in hotels. One or more accidents or injuries at any of our hotels could adversely affect our safety reputation among customers and potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. In the future, we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels. We may also encounter disputes with insurance providers regarding payments of claims that we believe are covered under our policies. Furthermore, if we are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our reputation, business, financial condition and results of operations may be materially and adversely affected.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2016. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may not be able to develop hotel properties on a timely or cost-efficient basis, which may adversely affect our growth strategy and business.

We develop all of our leased and owned hotels directly. Our involvement in the development of properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or forgone revenue. We may be unable to recover development costs we incur for projects that do not reach completion. Properties that we develop could become less attractive due to market saturation or oversupply, and as a result we may not be able to recover development costs at the expected rate, or at all. Furthermore, we may not have available cash to complete projects that we have commenced, or we may be unable to obtain financing for the development of future properties on favorable terms, or at all. If we are unable to successfully manage our hotel development to minimize these risks, our growth strategy and business prospects may be adversely affected.

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

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Certain measures adopted by the PRC government, such as changes of the People’s Bank of China’s statutory deposit reserve ratio and lending guideline imposed on commercial banks, may restrict loans to certain industries. The SAFE and the relevant Chinese banks where our operating subsidiaries in China opened bank accounts may adopt restrictions on the cross-border payment obligations and dividends repatriation made by these subsidiaries by way of “window guidance” measures. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

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

Rapid urbanization and changes in zoning and urban planning in China may cause our leased and owned hotels to be demolished, removed or otherwise affected and our franchise agreements to terminate.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2016, we were obligated to demolish two leased hotels due to local government zoning requirements. As a result, we wrote off property and equipment of RMB9.9 million associated with these hotels and recognized a loss of RMB7.2 million, which is net of RMB2.7 million has been recorded as a receivable in other current assets as of December 31, 2016. In addition, as of December 31, 2016, we were notified by local government authorities that we may have to demolish two additional leased hotels due to local zoning requirements. Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate. In 2016, we were obligated to demolish seven manachised hotels due to local government zoning requirements. We cannot assure you that similar demolitions, termination of franchise agreements or interruptions of our hotel operations due to zoning or other local regulations will not occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

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

On July 4, 2014, the State Administration of Foreign Exchange, or the SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles issued by SAFE in October 2005, or Circular 75. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a ‘‘special purpose vehicle.’’ In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which took effect on June 1, 2015. This notice has amended SAFE Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Offshore Financing” for discussions of the registration requirements and the relevant penalties.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China are required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2016, a total of RMB277.3 million (US$39.9 million) was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

In 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law (amended in 2017), and the PRC State Council subsequently issued the Implementation Regulations of the Enterprise Income Tax Law. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body” and it is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

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

The market price for our ADSs has been volatile and has ranged from a low of US$25.42 to a high of US$54.23 on the NASDAQ Global Select Market in 2016. The market price is subject to wide fluctuations in response to various factors, including the following:

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

We believe that our current cash and cash equivalents, anticipated cash flow from operations, and funds available from borrowings under our bank facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2017) will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including expansion through leased and owned hotels and any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

As of March 31, 2017, our founder, Mr. Qi Ji, who is also our executive chairman, and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially own approximately 40.9% of our outstanding ordinary shares on an as-converted basis. See “Item 7. Major Shareholders.” The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.

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

ITEM 4.                INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Powerhill was incorporated in accordance with the laws of the British Virgin Islands in December 2003, and commenced operation with mid-scale limited service hotels and commercial property development and management in 2005. Limited service hotels do not contain restaurants and all amenities are provided by the staff at the front desk or housekeeping. Powerhill conducted its operations through three wholly-owned subsidiaries in the PRC, namely Shanghai HanTing Hotel Management Group, Ltd., or Shanghai HanTing, HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., or HanTing Xingkong, and Lishan Property (Suzhou) Co., Ltd., or Suzhou Property. In August 2006, Suzhou Property transferred its equity interests in three leased hotels to Shanghai HanTing in exchange for Shanghai HanTing’s equity interest in Shanghai Shuyu Co., Ltd., which was primarily engaged in the business of sub-leasing and managing real estate properties in technology parks.

China Lodging Group, Limited, or China Lodging, was incorporated in the Cayman Islands in January 2007. In February 2007, Powerhill transferred all of its ownership interests in HanTing Xingkong and Shanghai HanTing to China Lodging in exchange for preferred shares of China Lodging. After such exchange, each of HanTing Xingkong and Shanghai HanTing became a wholly-owned subsidiary of China Lodging. In addition, in February 2007, Powerhill and its subsidiary, Suzhou Property, were spun off in the form of a dividend distribution to the shareholders.

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

In May 2012, we acquired a 51% equity interest in Starway HK, a mid-scale hotel chain and increased our hotel brands to four brands. In December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013, and Elan Hotel, a new economy hotel brand targeting business travelers, young customers and urban tourists, in September 2014.  In November 2012, we changed the Chinese trade name of our company from “HanTing Hotel Group” to “HuaZhu Hotel Group”.

In late 2014, we established Chengjia Hotel Management Co., Ltd. (“Chengjia”) in Shanghai, which started operation in the second quarter of 2015.  Since then, it has maintained a professional apartment service management team and provided apartment rental service that covers leases for a term from one month up to twelve months. In 2016, we sold Chengjia to Cjia, our equity investee. As of December 31, 2016, we held approximately 22.52% equity interest of Cjia.

In December 2014, we entered into agreements with Accor to join forces in the Pan-China region to develop Accor brand hotels and to form an extensive and long-term alliance with Accor. The transactions with Accor were completed in the first quarter of 2016. Pursuant to the amended and restated master purchase agreement with Accor, we acquired from Accor (i) all of the issued and outstanding shares of certain wholly-owned subsidiaries of Accor engaged in the business of owning, leasing, franchising, operating and managing hotels under Accor brands in the midscale and economy market in the PRC, Taiwan and Mongolia, and (ii) 28.16% of the issued and outstanding shares of AAPC LUB, a Hong Kong subsidiary of Accor that engages in the business of owning, leasing, franchising, operating and managing hotels under Accor brands (x) in the luxury and upscale market in Hong Kong, Macau, Taiwan, the PRC and Mongolia, and (y) in the midscale and economy market in Hong Kong and Macau and, pursuant to certain arrangements for specified brands, the PRC, Mongolia and Taiwan. Pursuant to the amended and restated securities purchase agreement, we issued 24,895,543 ordinary shares to Accor, which represented 9.0% of our ordinary shares outstanding after issuance, and granted to Accor a right to nominate one director to our board of directors.

In connection with the amended and restated master purchase agreement and the amended and restated securities purchase agreement, we and Accor also entered into a number of additional agreements, including, among others: (i) a master brand agreement and brand franchise agreements, pursuant to which Accor granted to us exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia, and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia (AAPC LUB being the only other entity with non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the same territories); all hotels under these brands will continue to be managed under Accor’s brand standards and have all benefits of Accor’s international distribution and loyalty platforms, and will also participate in our loyalty and distribution platforms and benefit from our on-the-ground support; (ii) a shareholders’ agreement in relation to the governance of AAPC LUB and our rights and obligations as shareholder of the company; (iii) a registration rights agreement in favor of Accor in respect of our ordinary shares that it acquired under the amended and restated securities purchase agreement; (iv) an amended and restated non-competition agreement that sets out certain business restrictions on us and Accor, and imposes certain lockup and standstill restrictions on Accor with respect to our equity securities; and (v) a deed of voting and ROFR, pursuant to which, among other things, (x) Accor has a right of first refusal in respect of transfers of our securities by Qi Ji or his affiliates, and (y) we and Qi Ji agreed to procure the appointment of a nominee of Accor to our board of directors (for so long as Accor and its affiliates own our ordinary shares or ADSs representing at least 8% of a pro forma number of our outstanding share capital, and subject to certain termination events described in the deed of voting and ROFR); and our articles of association were also amended and restated effective as of January 25, 2016 to give effect to Accor’s rights as described in the foregoing.

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

In February 2017, China Lodging Holdings (HK) Limited, our wholly-owned subsidiary, entered into a definitive share purchase agreement with the shareholders of Crystal Orange Hotel Holdings Limited (“Crystal Orange”) to acquire all of the equity interests of Crystal Orange for an initial aggregate consideration in cash of approximately RMB3.65 billion, with customary post-closing adjustments. The closing of the transaction is subject to the approval from the Antitrust Bureau of Ministry of Commerce of China.

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

4.B. Business Overview

We are a leading and fast-growing multi-brand hotel group in China with leased and owned, manachised and franchised models. Under the lease and ownership model, we directly operate hotels located primarily on leased properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2016, we had 624 leased and owned hotels, 2,471 manachised hotels and 174 franchised hotels in operation and 15 leased and owned hotels and 427 manachised and franchised hotels under development.

As of the date of this annual report, we own seven hotel brands that are designed to target distinct segments of customers:

•                  Joya Hotel, our upscale brand concept targeting affluent travelers and corporate events. Joya hotels are typically located in central business districts;

•                  Manxin Hotel, our mid-to-upscale hospitality brand including city hotels and resorts. Manxin Hotel targets business travelers, leisure travelers, families and corporate events;

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

In addition to the seven hotel brands owned by us, we entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia:

•                  Grand Mercure, a brand that offers a upscale network of hotels and apartments that combine local culture with world-class services;

•                  Novotel, a mid-to-upscale brand that provides a multi-service offer for both business and leisure guests;

•                  Mercure, a midscale hotel brand that targets business and leisure travelers around the world;

•                  Ibis Styles, a midscale brand that offers comfortable, designer hotels at an all-inclusive rate; and

•                  Ibis, an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment.

As a result of our customer-oriented approach, we believe that we have developed strong brand recognition and a loyal customer base. In 2016, approximately 80% of our room nights were sold to individual and corporate members of HUAZHU Rewards, our loyalty program.

Our operations commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our net revenues grew from RMB4,964.7 million in 2014 to RMB5,774.6 million in 2015, and further to RMB6,538.6 million (US$941.8 million) in 2016. We had net income attributable to our company of RMB307.3 million, RMB436.6 million and RMB804.6 million (US$115.9 million) in 2014, 2015 and 2016, respectively. We had net cash provided by operating activities of RMB1,454.0 million, RMB1,749.7 million and RMB2,047.7 million (US$294.9 million) in 2014, 2015 and 2016, respectively.

We have received many awards for our business performance, including the “Top 300 Corporate Hotel Companies” award from the HOTELS magazine, the “Top 60 Hotel Groups in China in 2015” award from China Tourist Hotels Association, the “Best Hotel Management Groups of China” award at the 2015 Asia Hotel Forum Annual Meeting and the tenth China Hotel Starlight Awards in 2015, the “2015 China’s Best Local Emerging Hotel Brand” award for our Joya Hotel and the “2015 The Most Popular Newly-opened Business Hotel in Northeast China” award for our Joya Hotel Dalian at the Twelfth Goldent-Pillow Award of China Hotels in 2015, the “Top 100 Employers” certified by 61HR.COM in 2015, the “2015 Best Practice of Public Interest Award” at the Fifth China Charity Festival in 2015, the “Top 60 China’s Hotel Group in 2013” award from China Tourist Hotels Association in 2014, the “Industry’s Most Influential Brand” award from the Third China Finance Summit in 2014, the “China’s Outstanding Mid-Scale Hotel brand of 2013” award for our JI Hotel from Hotel Modernization magazine in 2013, the “Chinese Hotel Industry’s Influential Brand” award from China Brand Leaders Alliance, the “Hotel Chain Brand with the Most Value of Investment and Development in 2013” and the “Hotel Chain Brand with the Highest Consumer Satisfaction in 2013” awards from the Global Times, the “Top One Enterprise in the Sixth High Growth Enterprises Selection” organized by the Entrepreneur Magazine in 2013, the “Brand with the Most Space to Grow” award from Shanghai Morning Post in 2012.

Our Hotel Network

As of December 31, 2016, we operated 3,269 hotels in China. We have adopted a disciplined return-driven development model aimed at achieving high growth and profitability. As of December 31, 2016, our hotel network covers 367 cities in 31 provinces and municipalities across China. As of December 31, 2016, we had an additional 442 leased and owned, manachised and franchised hotels under development.

The following table sets forth a summary of all of our hotels as of December 31, 2016.

	Leased and Owned Hotels	Manachised Hotels	Franchised Hotels	Leased and Owned Hotels Under Development(1)	Manachised and Franchised Hotels Under Development(1)
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	189	671	50	9	87
Other cities	435	1,800	124	6	340
Total	624	2,471	174	15	427

(1)         Include hotels for which we have entered into binding leases or franchise agreements but that have not yet commenced operations.  The inactive projects are excluded from this list according to management judgment. None of our owned hotels was under development as of December 31, 2016.

The following table sets forth the status of our hotels under development as of December 31, 2016.

	Pre-conversion Period(1)	Conversion Period(2)	Total
Leased and owned hotels	4	11	15
Manachised and franchised hotels	228	199	427
Total	232	210	442

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

Among the 15 leased and owned hotels under development as of December 31, 2016, we had four leased and owned hotels during pre-conversion period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and had 11 leased and owned hotels during conversion period, for which we have commenced conversion activities but that have not yet commenced operations. The anticipated completion dates for these leased and owned hotels during conversion period range from January 2017 to August 2017. Total budgeted development costs for these leased and owned hotels during conversion period, which primarily include construction costs for leasehold improvement and the furniture and equipment for hotel operation, were RMB183.6 million (US$26.4 million), of which RMB32.3 million (US$4.6 million) was incurred as of December 31, 2016. The average development costs per square meter for completed leased and owned hotels in 2016 were RMB2,210 (US$318). The franchisees are responsible for development costs for our manachised hotels and franchised hotels.

Leased and owned hotels

As of December 31, 2016, we had 617 leased hotels and seven owned hotels, accounting for approximately 19.1% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 20 years. We generally enjoy an initial two- to six-month rent-free period. We generally pay fixed rent on a quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years. Our leases usually allow for extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. 14 of our leases expired in 2016, among which six were renewed and eight were closed. As of December 31, 2016, 24 of our leases were expected to expire in 2017. Seven of these 24 leases have been renewed, three of these 24 leases have been terminated and the rest of these 24 leases are subject to negotiation as of the date of this annual report.

The following table sets forth the number of our leases for hotels in operation and under development due to expire in the periods indicated as of December 31, 2016.

Number of Leases
2017	24
2018	23
2019	27
2020	44
2021	51
2022-2024	175
2025-2027	156
2028 and onward	132
Total	632

Manachised hotels

As of December 31, 2016, we had 2,471 manachised hotels, accounting for approximately 75.6% of our hotels in operation. The franchisees of our manachised hotels either lease or own their hotel properties and are required to invest in the renovation of their properties according to our product standards. We manage our manachised hotels and impose the same standards on all manachised hotels to ensure product quality and consistency across our hotel network. We appoint and train hotel managers who are responsible for hiring hotel staff and managing daily operation. We also provide our franchisees with services such as central reservation, sales and marketing support, quality assurance inspections and other operational support and information. Our franchisees are responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses. We believe the manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

We collect fees from the franchisees of our manachised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for our manachised hotels typically run for an initial term of eight to ten years.

Our franchisees are generally required to pay us a one-time franchise fee typically ranging between RMB80,000 and RMB500,000. In general, we charge a monthly franchise fee of approximately 5% of the gross revenues generated by each manachised hotel. We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee to service customers who join our HUAZHU Rewards loyalty program at the manachised hotels. Furthermore, we employ, appoint and train hotel managers for our manachised hotels and charge the franchisees a monthly fee for services we provide.

Franchised hotels

As of December 31, 2016, we had 174 franchised hotels, accounting for approximately 5.3% of our hotels in operation. We collect fees from the franchisees of our franchised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. Services we provide to our franchised hotels generally include training, central reservation, sales and marketing support, quality assurance inspections and other operational support and information. We do not appoint hotel managers for our franchised hotels.

Our hotel chain has grown rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group in 2007. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Leased and owned hotels	62	145	173	243	344	465	565	611	616	624
Manachised hotels	5	22	63	195	295	516	835	1,376	2,067	2,471
Franchised hotels	—	—	—	—	—	54	25	8	80	174
Total	67	167	236	438	639	1,035	1,425	1,995	2,763	3,269

Our Products

We began our current business of operating and managing a multi-brand hotel group in 2007. As of the date of this annual report, we own seven hotel brands that are designed to target distinct segments of customers:

•                  Joya Hotel, our upscale brand concept targeting affluent travelers and corporate events. Joya hotels are typically located in central business districts;

•                  Manxin Hotel, our mid-to-upscale hospitality brand including city hotels and resorts. Manxin Hotel targets business travelers, leisure travelers, families and corporate events;

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

In addition to the seven hotel brands owned by us, we entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia:

•                  Grand Mercure, a brand that offers a upscale network of hotels and apartments that combine local culture with world-class services;

•                  Novotel, a mid-to-upscale brand that provides a multi-service offer for both business and leisure guests;

•                  Mercure, a midscale hotel brand that targets business and leisure travelers around the world;

•                  Ibis Styles, a midscale brand that offers comfortable, designer hotels at an all-inclusive rate; and

•                  Ibis, an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment.

We believe that our multi-brand strategy provides us with a competitive advantage by (i) enabling us to open a larger number of hotels in attractive markets, (ii) capturing a greater share of the spending of customers whose lodging needs may change from occasion to occasion or evolve over time, and (iii) providing us a greater benefit of economy of scale through shared platforms.

Joya Hotel

In December 2013, we launched Joya Hotel. These hotels are typically located in areas close to major business and commercial districts in first and second tier cities and target affluent travelers and corporate events. Joya Hotel is designed for guests to enjoy an all-inclusive service, including complimentary breakfast, afternoon tea, healthy snack, mini bar free drinks, gym, automatic massage cabins and other premium services. The rooms are equipped with high-speed fiber access, full wireless coverage and Bluetooth speakers. As of December 31, 2016, we had six Joya Hotels in operation and an additional three Joya Hotels under development.

Manxin Hotel

Manxin Hotels & Resorts was launched as a brand of resorts in October 2013, and was subsequently rebranded as Manxin Hotel. Nowadays Manxin Hotel is becoming a brand with city hotels and resorts. These hotels are typically located in city center or business districts and holiday resort areas. Manxin Hotel offers high quality rooms, intelligent service system, rich breakfast, lunch, afternoon tea, dinner and even coffee and drinks. Moreover, Manxin Hotel is aimed to bring the guests a distinct experience by presenting amazing space design and attractive activities. Live Lively is Manxin Hotel’s proposition. As of December 31, 2016, we had two Manxin Hotels in operation and an additional eight Manxin Hotels under development.

JI Hotel

JI Hotel, which was previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotels, is typically located in city centers or central business districts. These hotels target travelers who seek a quality experience in hotel stays. JI Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels offer complimentary wireless Internet access throughout the premises, spacious lobbies with laser printers, computers, free drinks, and a cafe serving breakfast and simple meals. As of December 31, 2016, we had 284 JI Hotels in operation and an additional 102 JI Hotels under development.

Starway Hotel

Starway Hotels vary in their designs and target middle class travelers who seek a spacious room, reasonable price and guaranteed quality. Starway Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels typically offer complimentary Internet access throughout the premises, spacious lobbies and meeting areas with complimentary tea and coffee. As of December 31, 2016, we had 136 Starway Hotels in operation and an additional 48 Starway Hotels under development.

Elan Hotel

In September 2014, we launched Elan Hotels. Elan Hotel is our economy hotel product which targets business travelers, young customers and urban tourists, and is committed to provide a unique business and leisure life experience for the hotel guests. The hotels’ modern and nature design elements create a fresh and refreshing atmosphere for the hotel guests. Elan Hotel brand conveys the concept of enjoyment of life and nature. As of December 31, 2016, we had 185 Elan Hotels in operation and additional 16 Elan Hotels under development.

HanTing Hotel

Launched in 2007 and originally marketed under the name of HanTing Express Hotel, HanTing Hotel is our economy hotel product with the value proposition of “Quality, Convenience and Value.” These hotels are typically located in areas close to major business and commercial districts. The HanTing Hotel targets knowledge workers and value- and quality-conscious travelers. These hotels have lobbies with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. Rooms are equipped with a comfortable mattress, plush buckwheat and cotton pillows, shower facilities, an outlet for free broadband Internet access, a working desk and chair, and universal and uninterruptable power sockets. As of December 31, 2016, we had 2,181 HanTing Hotels in operation and an additional 165 HanTing Hotels under development.

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inns target rational and price-conscious travelers. These hotels offer compact rooms with comfortable beds and shower facilities and complimentary wireless Internet access throughout the premises. These hotels provide basic and clean accommodations. As of December 31, 2016, we had 375 Hi Inns in operation and an additional 52 Hi Inns under development.

Grand Mercure Hotel

Grand Mercure is a brand that offers an upscale network of hotels and apartments that combine local culture with world-class services. With hotels that are uniquely adapted to each market, the brand helps guests “discover a new authentic”. As of December 31, 2016, we had one Grand Mercure Hotel in operation and an additional Grand Mercure Hotel under development.

Novotel Hotel

Novotel is a mid-to-upscale brand that provides a multi-service offer for both business and leisure guests, with specious, modular rooms, 24/7 catering offers with balanced meals, meeting rooms, attentive and proactive staff, kid areas, a multi-purpose lobby and fitness centers. These hotels are typically located in the heart of major international cities, business districts and tourist destinations. As of December 31, 2016, we had two Novotel Hotels in operation and an additional two Novotel Hotels under development.

Mercure Hotel

Mercure is a midscale hotel brand that combines the strength of an international network with a strong quality commitment with the warm experience of hotels that are rooted in their local community, targeting business and leisure travelers around the world. These hotels are typically located in city centers, by the sea or in the mountains. As of December 31, 2016, we had 15 Mercure Hotels in operation and an additional 11 Mercure Hotels under development.

Ibis Styles Hotel

Ibis Styles is a midscale brand that offers comfortable, designer hotels typically located in city centers or close to activity centers. The brand’s distinctive all-inclusive package includes the room, all-you-can-eat breakfast buffet and broadband Internet connection, plus a host of little extras. As of December 31, 2016, we had ten Ibis Styles Hotels in operation and an additional five Ibis Styles Hotels under development.

Ibis Hotel

Ibis is an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment. It created the revolutionary bedding concept Sweet BedTM by ibis and features welcoming, designer common areas and the modern food and beverage offer, ibis kitchen. As of December 31, 2016, we had 72 Ibis Hotels in operation and an additional 29 Ibis Hotels under development.

Hotel Development

We mainly use the manachise and franchise models to expand our network in a less capital-intensive manner. We also lease the properties of the hotels we operate. Other than the properties we acquired as part of our strategic alliance with Accor in 2016, we typically do not acquire properties ourselves, as owning properties is generally much more capital intensive. We have adopted a systematic process with respect to the planning and execution of new development projects. Our development department analyzes economic data by city, field visit reports and market intelligence information to identify target locations in each city and develop a three-year development plan for new hotels on a regular basis. The plan is subsequently reviewed and approved by our investment committee. Once a property is identified in the targeted location, staff in our development department analyzes the business terms and formulates a proposal for the project. In the case of a lease opportunity, the investment committee evaluates each proposed project based on several factors, including the length of the investment payback period, the rate of return on the investment, the amount of net cash flow projected during the operating period and the impact on our existing hotels in the vicinity. When evaluating potential manachising and franchising opportunities, the investment committee considers the attractiveness of the location as well as additional factors such as quality of the prospective franchisee and product consistency with our standards. Our investment committee weighs each investment proposal carefully to ensure that we can effectively expand our coverage while concurrently improving our profitability.

The following is a description of our hotel development process.

Manachised and franchised hotels

We open manachised and franchised hotels to expand our geographical coverage or to deepen penetration of existing markets. Manachised and franchised hotels provide us valuable operating information in assessing the attractiveness of new markets, and supplement our coverage in areas where the potential franchisees can have access to attractive locations by leveraging their own assets and local network. As is the case with leased and owned hotels, we generally look to establish manachised and franchised hotels near popular commercial and office districts that tend to generate stronger demand for hotel accommodations. Manachised and franchised hotels must also meet certain specified criteria in connection with the infrastructure of the building, such as adequate water, electricity and sewage systems.

We typically source potential franchisees through word-of-mouth referrals, applications submitted via our website and industry conferences. Some of our franchisees operate several of our manachised and franchised hotels. In general, we seek franchisees who share our values and management philosophies.

We typically supervise the franchisees in designing and renovating their properties pursuant to the same standards required for our leased and owned hotels, and provide assistance as required. We also provide technical expertise and require the franchisees to follow a pre-selected list of qualified suppliers. In addition, we appoint or train hotel managers and help train other hotel staff for our manachised hotels to ensure that high quality and consistent service is provided throughout all our hotels.

Leased and owned hotels

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

Budgeting. Our budget and analysis team prepares a detailed annual cost and revenue budget for each of our leased and owned hotels, and an annual revenue budget for each of our manachised and franchised hotels. The hotel budget is prepared based on, among other things, the historical operating performance of each hotel, the performance of comparable hotels and local market conditions. We may adjust the budget upon the occurrence of unexpected events that significantly affect a specific hotel’s operating performance. In addition, our compensation scheme for managers in each hotel is directly linked to its performance against the annual budget.

Pricing. Our room rates are determined using a centralized system and are based on the historical operating performance of each of our leased and owned and manachised hotels, our competitors’ room rates and local market conditions. We adjust room rates regularly based on seasonality and market demand. We also adjust room rates for certain events, such as the China Import and Export Fair held twice a year in Guangzhou and the World Expo in Shanghai in 2010. We believe our centralized pricing system enhances our ability to adjust room rates in a timely fashion with a goal of optimizing average daily rates and occupancy levels across our network. Room rates for our franchised hotels are determined by the franchisees based on local market condition.

Monitoring. Through the use of our web-based property management system, we are able to monitor each hotel’s occupancy status, average daily rates, RevPAR and other operating data on a real-time basis. Real-time hotel operating information allows us to adjust our sales efforts and other resources to rapidly capitalize on changes in the market and to maximize operating efficiency.

Centralized cash management. Our leased and owned hotels deposit cash into our central account several times a week. We also generally centralize all payments for expenditures. Our manachised and franchised hotels manage their cash separately.

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

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our HuaZhu University, previously known as HanTing College, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. Approximately 80% of our hotel managers have received training completion certificates. Our HuaZhu University also rolled out a new-hire training package in October 2009 to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. In 2016, our hotel-based staff and corporate staff on average have received approximately 60 and 48 hours of training, respectively.

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

Customer relationship management (CRM) system. Our integrated CRM system maintains information of our HUAZHU Rewards members, including reservation and consumption history and pattern, points accumulated and redeemed, and prepayment and balance. By closely tracking and monitoring member information and behavior, we are able to better serve the members of our loyalty program and offer targeted promotions to enhance customer loyalty. The CRM system also allows us to monitor the performance of our corporate client sales representatives.

Internet service system. Our Internet service system consists of our website (www.huazhu.com), our mobile website (m.huazhu.com) and our mobile apps for smart phones running iOS, Android or other systems. The system provides our HUAZHU Rewards members and the general public with convenient, friendly and updated services, including information and search services for our hotels, such as location, amenities and pricing, reservation services, online payment and online room selection functions, membership registration and management and member community services. Our members can reload their individual account balance through the system as well. Our mobile apps also provide location-based services, including search services for our nearby hotels.

Multi-functional HUAZHU Rewards Membership Card. The HUAZHU Rewards membership card is a multi-functional card that is available to our HUAZHU Rewards members. The HUAZHU Rewards membership cards represent the membership identity and offer a variety of functions for our HUAZHU Rewards members to utilize hotel facilities. For example, our HUAZHU Rewards members can use it as a pre-paid card for in-hotel purchases and are entitled to free beverage and Internet access when using it in the business areas. It also enables elevator and room access, easy check-in and express check-out. We also roll out HUAZHU Rewards membership cards in innovative formats, such as the co-branded card with Voice of China, a popular televised singing competition in China, so that our HUAZHU Rewards members can enjoy benefits offered by third parties, and cards in the form of cell phone covers which combine membership cards and cell phone covers in one.

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2016, approximately 88% of our room nights were sold through our own sales platforms and the remaining 12% of our room nights through intermediaries.

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

A key component of our marketing efforts is the HUAZHU Rewards, our loyalty program, which covers all of our brands. We believe the HUAZHU Rewards loyalty program allow us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. A majority of individual members of the HUAZHU Rewards pay to enroll in the program. As of December 31, 2016, our HUAZHU Rewards had more than 78 million members. In 2016, approximately 80% of our room nights were sold to our HUAZHU Rewards members. Members of the HUAZHU Rewards are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures and other benefits. HUAZHU Rewards members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels. These points can be redeemed for offset the room charges in our hotels, or used to buy products in Hua Zhu mall. We also have joint promotional programs with leading financial institutions and airlines to recruit new members of our loyalty program. The HUAZHU Rewards includes four levels of membership: star, silver, gold and platinum. Star membership is the entry level and can be obtained from online registration for free. We charge RMB39 as the one-time membership fee for the silver membership. The one-time membership fee for the gold membership is RMB198 or RMB159, if purchased as an existing silver member. Memberships can be upgraded to the next level upon the satisfaction of certain conditions. HUAZHU Rewards was previously known as HanTing Club and HuaZhu Club.

Our marketing activities also include Internet advertising, press and sponsored activities held jointly with our corporate partners and advertisements on travel and business magazines.

Competition

The lodging industry in China is highly fragmented. A significant majority of the room supply has come from stand-alone hotels, guest houses and other lodging facilities. In recent years hotel groups emerged and began to consolidate the market by converting standalone hotels into members of their hotel groups. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate. Our HanTing Hotels and Ibis Hotels mainly compete with Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel groups and stand-alone hotels, and certain international brands such as Super 8. HanTing Hotels and Ibis Hotels also compete with two- and three-star hotels, as they offer rooms with amenities comparable to many of those hotels. Our JI Hotels, Starway Hotels, Ibis Styles Hotels, Mercure Hotels and Novotel Hotels face competition from existing three-star and certain four-star hotels, boutique hotels whose price could be comparable and a few hotel chains such as Vienna Hotels and Holiday Inn Express. Our Hi Inns compete mainly with stand-alone guest houses, low-price hotels and budget hotel chains such as Pod Inns, 99 Inns and 100 Inns. Our Joya Hotels, Manxin Hotels and Grand Mercure Hotels compete with existing four-star and five-star hotels. Our Manxin Hotels also compete with boutique resort hotels. Our Elan Hotels compete with existing economy hotel chains such as 7 Days Inn, Home Inn or GreenTree Inn.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.

As of December 31, 2016, we have registered 379 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. An additional 117 trademark applications are under review by the authority. We have also registered ten trademarks in South Korea, seven trademarks in Taiwan, six trademarks in each of Malaysia and New Zealand, four trademarks in each of Japan and Australia and one trademark in each of Singapore, Macau and Hong Kong. We have filed seven trademark applications in Hong Kong, which are under review by the authorities. As of December 31, 2016, we have received 8 patents; another 12 patents were applied and are under review in the PRC. We have also received copyright registration certificates for 28 software programs developed by us as of December 31, 2016. In addition, we have registered 121 national and international top-level domain names, including www.htinns.com, www.hantinghotels.com and www.huazhu.com as of December 31, 2016.

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

Legal and Administrative Proceedings

In the ordinary course of our business, we, our directors, management and employees are subject to periodic legal or administrative proceedings. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, our directors, management and employees, we do not believe that any currently pending legal or administrative proceeding to which we, our directors, management and employees are a party will have a material adverse effect on our business or reputation. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.” As of December 31, 2016, we had several pending legal and administrative proceedings, including lease contract terminations and disputes and construction contract disputes. As of the same date, we had accrued contingencies of RMB66.2 million in other operating expenses based on the relevant contract terms, laws and regulations and the latest negotiation results.

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

Regulations on Hotel Operation

The Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry in November 1987 and amended it in 2011, and the State Council promulgated the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained in June 2004 and amended it in January 2009 and August 2016, respectively. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. Pursuant to the Measures for the Control of Security in the Hotel Industry, hotels failing to obtain the special industry license may be subject to warnings or fines of up to RMB200. In addition, pursuant to various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines.

The State Council promulgated the Public Area Hygiene Administration Regulation in April 1987 and amended it in February 2016, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, which was amended in January 2016, according to which, starting from May 1, 2011, hotel operators shall establish hygiene administration system and keep records of hygiene administration. In February 2009, the Standing Committee of the National People’s Congress, or the SCNPC enacted the PRC Law on Food Safety in February 2009 and amended it in April 2015, according to which any hotel that provides food must obtain a food service license; any food hygiene license which had been obtained prior to June 1, 2009 will be replaced by the food service license once the food hygiene license expires. To simplify licensing procedures, some cities such as Nanjing, Chengdu and Xi’an have combined the public area hygiene license and the food service license (or formerly food hygiene license) into one unified hygiene license. Pursuant to this law, hotels failing to obtain a food service license (or formerly food hygiene license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines equal to 1000% to 2000% of the value of food if such value is equal to or more than RMB10,000.

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

In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places, which was amended in February 2016. The Ministry of Culture issued the Circular on Carrying Out the Regulations for Administration of Entertainment Places in March 2006 and the Administrative Measures for Entertainment Places in February 2013. Under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

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

On April 25, 2013, the Standing Committee of the National People’s Congress issued the Tourism Law of the People’s Republic of China, which became effective on October 1, 2013 and was amended on November 7, 2016.  According to this law, the accommodation operators shall fulfill their obligations under the agreements with consumers. If the accommodation operators subcontract part of their services to any third party or involve any third party to provide services to customers, the accommodation operators shall assume the joint and several liabilities with the third parties for any damage caused to the customers.

Regulations on Leasing

Under the Law on Urban Real Estate Administration promulgated by the SCNPC, which took effect as of January 1995 and was amended in August 2007 and August 2009, respectively, and the Administrative Measures for Commodity House Leasing promulgated by the Ministry of Housing and Urban-rural Construction, which took effect as of February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, prescribing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest will be subordinated to an interested third party acting in good faith.

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

According to the Environmental Protection Law of the People’s Republic of China and the Environmental Impact Assessment Law of the People’s Republic of China promulgated and amended by the SCNPC on October 28, 2002, April 24, 2014, and July 2, 2016, respectively, the Regulations Governing Environmental Protection in Construction Projects promulgated by the State Council on November 29, 1998, and the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects promulgated by the Ministry of Environmental Protection on December 27, 2001, hotels shall submit a Report on Environmental Impact Assessment and an Application Letter for Acceptance of Environmental Protection Facilities in Construction Projects to competent environmental protection authorities for approvals before commencing the operation. Pursuant to the Environmental Impact Assessment Law of the People’s Republic of China, any hotel failing to obtain the approval of the Report/Form of Environmental Impact Assessment may be ordered to cease construction and restore the property to its original state, and according to the violation activities committed and the harmful consequences thereof, be subject to fines of no less than 1% but no more than 5% of the total investment amount for the construction project of such hotel. The person directly responsible for the project may be subject to certain administrative penalties. Pursuant to the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects, any hotel failing to obtain an Acceptance of Environmental Protection Facilities in Construction Projects may be subject to fines and an order to obtain approval within a specified time limit.

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

According to the 2008 Handbook of Market Access of Foreign Investment promulgated by the MOC in December 2008, if an existing foreign-invested company wishes to operate a franchise in China, it must apply to the MOC or its local counterparts to expand its business scope to include “engaging in commercial activities by way of franchise.”

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

Regulations on Share Capital

In October 2005, the SCNPC issued the amended Company Law of the People’s Republic of China, which became effective on January 1, 2006 and was amended in December 2013. In April 2006, the SAIC, the MOC, the General Administration of Customs and the SAFE jointly issued the Implementation Opinions on Several Issues regarding the Laws Applicable to the Administration of Approval and Registration of Foreign-invested Companies. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contribution to the registered capital of the foreign-invested company. On June 17, 2014, the MOC issued the Notice of the Ministry of Commerce on Improving the Administration of Foreign Investment Review.  Pursuant to which, restrictions or requirements on the percentage of initial capital contribution, the percentage of cash contribution and the period of contribution imposed on foreign-invested companies (including companies invested by investors from Taiwan, Hong Kong and Macao regions) are abolished.  A company which proposes to reduce its registered capital shall prepare a balance sheet and a list of assets. The company shall notify its creditors within ten days from the date of resolution on reduction of registered capital and publish an announcement on the newspapers within 30 days. The creditors may, within 30 days from receipt of the notice or within 45 days from the announcement date, require the company to settle the debts or provide corresponding guarantee

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-invested Enterprise Law promulgated by the SCNPC, as amended on October 31, 2000 and September 3, 2016, respectively, and the Implementation Rules of the Foreign-invested Enterprise Law issued by the State Council, as amended on February 19, 2014.

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

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 31, 2017.

The following table sets forth summary information for our significant subsidiaries as of March 31, 2017.

Major Subsidiaries	Percentage of Ownership	Date of Incorporation/Acquisition	Place of Incorporation
China Lodging Holdings (HK) Limited	100%	October 22, 2008	Hong Kong
China Lodging Holdings Singapore Pte. Ltd.	100%	April 14, 2010	Singapore
Shanghai HanTing Hotel Management Group, Ltd.	100%	November 17, 2004	PRC
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd.	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd(1).	100%	January 16, 2008	PRC
Yiju (Shanghai) Hotel Management Co., Ltd.(2)	100%	April 12, 2007	PRC
HanTing Technology (Suzhou) Co., Ltd.	100%	December 3, 2008	PRC
HanTing (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC
Starway Hotels (Hong Kong) Limited	100%	May 1, 2012	Hong Kong
Starway Hotel Management (Shanghai) Co., Ltd.	100%	May 1, 2012	PRC
HuaZhu Hotel Management Co., Ltd.	100%	August 16, 2012	PRC
Mengguang Information Technology (Shanghai) Co., Ltd.	100%	February 26, 2014	PRC
Mengguang Information Technology Co., Ltd.	100%	November 7, 2013	PRC
ACL Greater China Limited	100%	December 8, 2015	Hong Kong
Ibis China Investment Limited	100%	August 13, 2007	Hong Kong
TAHM Investment Limited	100%	June 14, 2010	Hong Kong
Yagao Meihua Hotel Management Co., Ltd.	100%	February 16, 2015	PRC

1.                 In the fourth quarter of 2016, HanTing (Tianjin) Investment Consulting Co., Ltd passed shareholder resolutions to reduce its registered share capital from US$98 million to US$48 million.

2.                 In the third quarter of 2016, Yiju (Shanghai) Hotel Management Co., Ltd. passed shareholder resolutions to reduce its registered share capital from US$43 million to US$21 million.

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China and occupy nearly 8,400 square meters of office space, about 1,500 square meters of which is owned by us and the rest is leased. As of December 31, 2016, we leased 617 out of our 3,269 hotel facilities with an aggregate size of approximately 3.2 million square meters, including approximately 59,000 square meters subleased to third parties. As of December 31, 2016, we owned seven out of our 3,269 hotel facilities with an aggregate size of approximately 53,900 square meters, of which no space subleased to third parties. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

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

Overview

We are a leading and fast-growing multi-brand hotel group in China with leased and owned, manachised and franchised models. Under the lease and ownership model, we directly operate hotels located primarily on leased properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2016, we had 624 leased and owned, 2,471 manachised and 174 franchised hotels in operation and 15 leased and owned hotels and 427 manachised and franchised hotels under development.

As of the date of this annual report, we own seven hotel brands that are designed to target distinct segments of customers:

•                  Joya Hotel, our upscale brand concept targeting affluent travelers and corporate events. Joya Hotels are typically located in central business districts;

•                  Manxin Hotels, our mid-to-upscale hospitality brand including city hotels and resorts. Manxin Hotel targets business travelers, leisure travelers, families and corporate events;

•                  JI Hotel, our standardized mid scale limited service hotel product which targets mature and experienced travelers who seek a quality experience in hotel stays, previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotel;

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

In addition to the seven hotel brands owned by us, we entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia:

•                  Grand Mercure, a brand that offers a upscale network of hotels and apartments that combine local culture with world-class services;

•                  Novotel, a mid-to-upscale brand that provides a multi-service offer for both business and leisure guests;

•                  Mercure, a midscale hotel brand that targets business and leisure travelers around the world;

•                  Ibis Styles, a midscale brand that offers comfortable, designer hotels at an all-inclusive rate; and

•                  Ibis, an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment.

As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2016, approximately 80% of our room nights were sold to members of HUAZHU Rewards, our loyalty program.

Our operations commenced with mid-scale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our net revenues grew from RMB4,964.7 million in 2014 to RMB5,774.6 million in 2015, and further to RMB6,538.6 million (US$941.8 million) in 2016. We had net income attributable to our company of RMB307.3 million, RMB436.6 million and RMB804.6 million (US$115.9 million) in 2014, 2015 and 2016, respectively. We had net cash provided by operating activities of RMB1,454.0 million, RMB1,749.7 million and RMB2,047.7 million (US$294.9 million) in 2014, 2015 and 2016, respectively.

Specific factors affecting our results of operations

While our business is affected by factors relating to general economic conditions and the lodging industry in China (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our operating results are subject to conditions affecting the lodging industry in general.”), we believe that our results of operations are also affected by company-specific factors, including, among others:

•                  The total number of hotels and hotel rooms in our hotel network. Our revenues largely depend on the size of our hotel network. Furthermore, we believe the expanded geographic coverage of our hotel network will enhance our brand recognition. Whether we can successfully increase the number of hotels and hotel rooms in our hotel group is largely affected by our ability to effectively identify and lease, own, manachise or franchise additional hotel properties at desirable locations on commercially favorable terms and the availability of funding to make necessary capital investments to open these new hotels.

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

•                  The number of new leased and owned hotels under development. Generally, the operation of each leased and owned hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased and owned hotels generally incur pre-opening expenses ranging from approximately RMB0.5 million to RMB10.0 million per hotel and generate no revenue. During periods when a large number of new leased and owned hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.

•                  The mix of mature leased and owned hotels, new leased and owned hotels, manachised hotels and franchised hotels. When a new hotel starts operation and goes through the ramp-up stage, the occupancy rate is relatively low and the room rate may be subject to discount. Revenues generated by these hotels are lower than those generated by mature hotels and may be insufficient to cover their operating costs, which are relatively fixed in nature and are similar to those of mature hotels. The lower profitability during the ramp-up stage for leased and owned hotels may have a significant negative impact on our financial performance. The length of ramp-up stage may be affected by factors such as hotel size, seasonality and location. New hotels opened in lower-tier cities generally have longer ramp-up period. On average, it takes our hotels approximately six months to ramp up. We define mature leased and owned hotels as those that have been in operation for more than six months. Our mature leased and owned hotels have been and will continue to be the main contributor to our revenues and profit.

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

Non-financial Key Performance Indicators

Our non-financial key performance indicators consist of (i) change in the total number of hotels and hotel rooms in our hotel group, (ii) RevPAR, especially RevPAR achieved by our leased and owned hotels and (iii) same-hotel RevPAR change.

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 1,995 in 2014 to 3,269 in 2016 and our total hotel room-nights available for sale increased from 65.3 million in 2014 to 112.9 million in 2016. The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of and for the dates and periods indicated.

	As of December 31,
	2014	2015	2016
Total hotels in operation	1,995	2,763	3,269
Leased and owned hotels	611	616	624
Manachised hotels	1,376	2,067	2,471
Franchised hotels	8	80	174
Total hotel rooms in operation	209,955	278,843	331,347
Leased and owned hotels	72,335	75,436	78,160
Manachised hotels	136,689	196,737	237,094
Franchised hotels	931	6,670	16,093
Total hotel room-nights available for sale	65,321,955	88,384,653	112,937,662
Leased and owned hotels	25,286,195	27,093,439	28,346,421

	As of December 31,
	2014	2015	2016
Manachised hotels	39,542,356	60,244,011	80,161,362
Franchised hotels	493,404	1,047,203	4,429,879
Number of cities	300	352	367

RevPAR. RevPAR is a commonly used operating measure in the lodging industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offering, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. From year to year, occupancy of our portfolio may fluctuate as a result of change in the mix of mature and ramp-up hotels, as well as special event such as the Shanghai Expo in 2010. We set the room rates of our hotels primarily based on the location of a hotel, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster. From year to year, average daily rate of our portfolio may change due to our yield management practice, city mix change and special events such as Shanghai Expo in 2010. The following table sets forth our RevPAR, average daily room rate and occupancy rate for our leased and owned and manachised hotels for the periods indicated. We did not track the RevPAR, average daily room rate or occupancy rate for our franchised hotels before 2015.

	Year Ended December 31,
	2014	2015	2016
RevPAR (1) (in RMB)
Leased and owned hotels	169	172	179
Manachised hotels	153	145	151
Franchised hotels	N/A	124	125
Total hotels in operation	159	153	157
Average daily room rate (1) (in RMB)
Leased and owned hotels	190	198	208
Manachised hotels	172	170	177
Franchised hotels	N/A	177	182
Total hotels in operation	179	179	185
Occupancy rate (as a percentage)
Leased and owned hotels	89	87	86
Manachised hotels	89	85	85
Franchised hotels	N/A	70	69
Total hotels in operation	89	85	85
Weight of hotel room-nights available for sale contributed by leased and owned hotels less than 6 months (as a percentage)	7	3	3

(1)                                 Value-added tax has been implemented for hospitality industry to replace business tax in China effective May 1, 2016. Our room rates quoted and received from customers are tax-inclusive (business tax or value-added tax) before and after the implementation of value-added tax. For comparison purposes, the RevPAR and average daily room rates disclosed in this annual report are based on the tax-inclusive room rates.

RevPAR may change from period to period due to (i) the change in the mix of our leased and owned hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The total hotel RevPAR in 2016 is higher than that in 2015, mainly as a result of the upgrade of Hanting 2.0 and the growing demand of our midscale hotels. The total hotel RevPAR in 2015 is lower than that in 2014, mainly as a result of the relatively soft overall market and the city mix shifting toward lower-tier cities.

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

	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016

RevPAR (in RMB):
Leased and owned hotels	150	176	188	172	159	182	195	181

	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016

Manachised hotels	131	146	159	141	133	150	166	152
Franchised hotels	115	126	137	116	105	128	144	123
Total hotels in operation	137	156	167	149	139	157	173	158

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

	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Number of hotels in operation for at least 18 months	1,280	1,380	1,493	1,612	1,783	1,899	2,050	2,205
RevPAR (RMB)	145	164	173	154	142	159	172	157
Same-hotel RevPAR change (as a percentage)	-5	-4	-3	-3	0	-1	1	2

Financial Key Performance Indicators

Our financial key performance indicators consist of (i) revenues, (ii) operating costs and expenses, (iii) EBITDA and adjusted EBITDA, and (iv) net cash provided by operating activities.

Revenues. We primarily derive our revenues from operations of our leased and owned hotels and franchise and service fees from our manachised and franchised hotels. Our revenues are subject to business tax of 5% (before May 1, 2016) and other related taxes. The following table sets forth the revenues generated by our leased and owned and manachised and franchised hotels and other revenues, each in absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2014		2015		2016
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Revenues:
Leased and owned hotels	4,522,431	85.9	4,986,872	81.6	5,212,405	750,743	78.3
Manachised and franchised hotels	742,797	14.1	1,123,979	18.4	1,411,156	203,249	21.2
Others	—	—	—	—	31,219	4,496	0.5
Total revenues	5,265,228	100.0	6,110,851	100.0	6,654,780	958,488	100.0
Less: Business tax and related taxes(1)	300,500	5.7	336,227	5.5	116,149	16,729	1.7
Net revenues	4,964,728	94.3	5,774,624	94.5	6,538,631	941,759	98.3

(1)             Value-added tax has been implemented for hospitality industry to replace business tax in China effective May 1, 2016.

•                  Leased and Owned Hotels. In 2014, we generated revenue of RMB4,522.4 million from our leased and owned hotels, which accounted for 85.9% of our total revenues for the year. In 2015, we generated revenue of RMB4,986.9 million from our leased and owned hotels, which accounted for 81.6% of our total revenues for the year. In 2016, we generated revenues of RMB5,212.4 million (US$750.7 million) from our leased and owned hotels, which amounted for 78.3% of our total revenues for the year. We expect that revenues from our leased and owned hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future. As of December 31, 2016, we had 15 leased and owned hotels under development.

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

Our owned hotels were acquired as part of our strategic alliance with Accor in 2016.

Our revenues generated from leased and owned hotels are significantly affected by the following two operating measures:

•                  The total number of room nights available from the leased and owned hotels in our hotel group. The future growth of revenues generated from our leased and owned hotels will depend significantly upon our ability to expand our hotel group into new locations in China and maintain and further increase our RevPAR at existing hotels. As of December 31, 2016, we had entered into binding contracts with lessors of 15 properties for our leased and owned hotels, which are currently under development.

•                  RevPAR achieved by our leased and owned hotels, which represents the product of average daily rates and occupancy rates. To understand factors impacting our RevPAR, please see “— Non-financial Key Performance Indicators — RevPAR.”

•                  Manachised and Franchised Hotels. In 2014, we generated revenues of RMB742.8 million from our manachised and franchised hotels, which accounted for 14.1% of our total revenues for the year. In 2015, we generated revenues of RMB1,124.0 million from our manachised and franchised hotels, which accounted for 18.4% of our total revenues for the year. In 2016, we generated revenues of RMB1,411.2 million (US$203.2 million) from our manachised and franchised hotels, which accounted for 21.2% of our total revenues for the year. We expect that revenues from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels in our hotel group. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2016, we had 427 manachised and franchised hotels under development.

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

We collect fees from our franchisees and do not bear the loss, if any, incurred by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for manachised hotels typically run for an initial term of eight to ten years. Our franchisees are generally required to pay us a one-time franchise fee ranging between RMB80,000 and RMB500,000. In general, we charge a monthly franchise fee of approximately 5% of the total revenues generated by each manachised hotel. We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee to service customers who join our HUAZHU Rewards loyalty program at the manachised hotels. Furthermore, we employ and appoint hotel managers for the manachised hotels and charge the franchisees a monthly fee for such service.

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

•                  Other revenues. Other revenues of RMB31.2 million (US$4.5 million) in 2016 represent revenues generated from other than the operation of hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, selling and marketing expenses, general and administrative expenses and pre-opening expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2014		2015		2016
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Net revenues	4,964,728	100.0	5,774,624	100.0	6,538,631	941,759	100.0
Operating costs and expenses
Hotel operating costs:
Rents	1,543,651	31.1	1,804,532	31.2	1,870,879	269,463	28.6
Utilities	323,837	6.5	341,620	5.9	345,615	49,779	5.3
Personnel costs	788,973	15.9	919,555	15.9	1,088,380	156,759	16.6
Depreciation and amortization	558,833	11.3	645,058	11.2	676,996	97,508	10.3
Consumables, food and beverage	454,795	9.2	485,099	8.4	494,764	71,261	7.6
Others	207,938	4.1	316,283	5.5	455,539	65,611	7.0
Total hotel operating costs	3,878,027	78.1	4,512,147	78.1	4,932,173	710,381	75.4
Other operating costs	—	—	—	—	7,606	1,095	0.1
Selling and marketing expenses	187,435	3.8	179,568	3.1	146,525	21,104	2.2
General and administrative expenses	342,128	6.9	403,008	7.0	492,141	70,883	7.5
Pre-opening expenses	186,325	3.8	110,011	1.9	71,847	10,348	1.1
Total operating costs and expenses	4,593,915	92.6	5,204,734	90.1	5,650,292	813,811	86.3

•                  Hotel Operating Costs. Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and owned and manachised hotels. Leased and owned hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements, intangible assets and land use rights. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs in absolute amount will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our net  revenue may change from period to period mainly driven by three factors, namely, (i) the hotel operating costs as a percentage of revenues from our leased and owned hotels, (ii) the operating costs, mainly personnel costs, as a percentage of revenues from the manachised and franchised business and (iii) the weight of manachised and franchised hotels in our revenue mix.

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

•                  Pre-opening Expenses. Our pre-opening expenses consist primarily of rents, personnel cost, and other miscellaneous expenses incurred prior to the opening of a new leased and owned hotel.

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

	Year Ended December 31,
	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Rents	163,155	95,977	67,277	9,690
Personnel cost	7,217	5,903	1,560	225
Others	15,953	8,131	3,010	433
Total pre-opening expenses	186,325	110,011	71,847	10,348

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Year Ended December 31,
	2014		2015		2016
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Hotel operating costs	6,830	21.4	8,835	16.8	13,603	1,959	24.5
Selling and marketing expenses	939	2.9	907	1.7	811	117	1.5
General and administrative expenses	24,168	75.7	42,793	81.5	41,022	5,908	74.0
Total share-based compensation expenses	31,937	100.0	52,535	100.0	55,436	7,984	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009, August 2010 and March 2015. We have granted options to purchase 319,480, 118,348 and nil of our ordinary shares in 2014, 2015 and 2016, respectively. We granted 1,167,100, 13,931,961 and 1,919,791 shares of restricted stock in 2014, 2015 and 2016, respectively. We recognized share-based compensation as compensation expenses in the statement of comprehensive income based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

EBITDA and Adjusted EBITDA. We use earnings before interest income, interest expense, income tax expense (benefit) and depreciation and amortization, or EBITDA, a non-GAAP financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We also use Adjusted EBITDA, another non-GAAP measure, which is defined as EBITDA before share-based compensation expenses. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The following tables present certain unaudited financial data and selected operating data for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Non-GAAP Financial Data
EBITDA(1)	969,546	1,271,675	1,730,319	249,217
Adjusted EBITDA (1)	1,001,483	1,324,210	1,785,755	257,201

(1)         We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. Our calculation of EBITDA and Adjusted EBITDA does not deduct foreign exchange loss, which was RMB0.2 million in 2014, and foreign exchange gain, which was RMB7.8 million and RMB16.5 million (US$2.4 million) in 2015 and 2016, respectively. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

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

A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Net income attributable to our company	307,348	436,600	804,615	115,888
Interest income	(23,162)	(26,712)	(67,366)	(9,703)
Interest expense	1,533	3,854	11,056	1,592
Income tax expense	113,105	196,529	287,120	41,354
Depreciation and amortization	570,722	661,404	694,894	100,086
EBITDA (Non-GAAP)	969,546	1,271,675	1,730,319	249,217

Share-based compensation expenses	31,937	52,535	55,436	7,984
Adjusted EBITDA (Non-GAAP)	1,001,483	1,324,210	1,785,755	257,201

Net Cash Provided by Operating Activities. Our net cash provided by operating activities is primarily attributable to our net income, add-backs from share-based compensation expenses, depreciation and amortization and deferred rent and changes in deferred revenue and prepaid rent. We use net cash provided by operating activities to assess the cash generation capability and return profile of our business. Compared with EBITDA, net cash provided by operating activities neutralizes the impact of straight-line based rental accounting and timing difference in certain areas of revenue recognition when assessing the return profile and profitability of our business. We had net cash provided by operating activities of RMB1,454.0 million, RMB1,749.7 million and RMB2,047.7 million (US$294.9 million) in 2014, 2015 and 2016, respectively. The year-over-year increase was mainly due to the expansion of our hotel network. We expect that our net cash provided by operating activities will continue to increase as we further expand our hotel network.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, China Lodging, China Lodging Investment Limited and City Home Group Limited are not subject to income or capital gains tax. In addition, dividend payments we make are not subject to withholding tax in the Cayman Islands.

China Lodging HK, Starway HK, IBIS China Investment Limited, ACL Greater China Limited and TAHM Investment Limited are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. No Hong Kong profit tax has been provided as we have not had any assessable profit that was earned in or derived from Hong Kong during the years presented.

China Lodging Singapore is subject to Singapore corporate income tax at a rate of 17%. No Singapore profit tax has been provided as we have not had assessable profit that was earned in or derived from Singapore during the years presented.

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, which was amended in February 2017, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises.

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

Revenue Recognition

Our revenues from leased and owned hotels are derived from operations of leased and owned hotels, including the rental of rooms, food and beverage sales and souvenir sales. Revenues are recognized when rooms are occupied and food and beverages and souvenirs are sold.

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

We account for hotel manager fees related to the hotels under the manachise program as revenues. Pursuant to the franchise agreements under the manachise program, we charge the franchisees fixed hotel manager fees to cover the manachised hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses that we incur on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2014, 2015 and 2016, the hotel manager fees that were recognized as revenue were RMB166.6 million, RMB261.7 million and RMB321.3 million (US$46.3 million), respectively.

Revenues derived from selling membership cards at leased and owned, manachised and franchised hotels are earned on a straight-line basis over the estimated membership life which is estimated to be approximately two to five years dependent upon membership level. Membership life is estimated at the time the membership card is sold based on management’s industry experience and data accumulated by our company, including usage frequency and actual attrition. These estimates are updated regularly to reflect actual membership retention.

Our other revenues are derived from other than the operation of hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels. Revenues from Hua Zhu mall are commissions charged from suppliers for goods sold through the platform and are recognized upon delivery of goods to end customers when its suppliers’ obligation is fulfilled and collectability is reasonably assured. Revenues from IT products are recognized when goods are delivered and revenues from IT services are recognized when services are rendered.

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

We perform a two-step goodwill impairment test for each of the reporting unit we identified for goodwill impairment testing purposes. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of each reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow as well as market value. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our reporting unit will change, which could affect the amount of goodwill impairment charges, if any. We perform the annual goodwill impairment test on November 30. As of November 30, 2016, all businesses had been migrated to our own business, and we concluded to have only one reporting unit.

Customer Loyalty Program

HUAZHU Rewards is our customer loyalty program. Our members can earn points based on spending at our leased and owned, manachised and franchised hotels and participating in certain marketing programs. These points can be redeemed for offset the room charges in our hotels or used to buy products in Hua Zhu mall within two years after the points are earned. Management determines the fair value of the future redemption obligation based on certain formulas which project the future point redemption behavior based on historical experience, including an estimate of points that will never be redeemed, and an estimate of the points that will eventually be redeemed as well as the cost to be incurred in conjunction with the point redemption. The actual expenditure may differ from the estimated liability recorded.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss in the China’s limited service hotel industry, tax planning strategy implemented and other tax planning alternatives. Prior to 2009, we had significant operating losses attributable to rapid expansion and related pre-opening costs incurred. As of December 31, 2014,  2015 and 2016, we had deferred tax assets after valuation allowance of RMB163.5 million, RMB218.7 million and RMB176.4 million (US$25.4 million), respectively. We expect many of our hotels that were put in operation since 2010 will become mature and generate sufficient taxable profit to utilize the substantial portion of the net loss carryforward. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in the period in which the allowance is recorded.

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

Share-Based Compensation

The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the vesting. We determine fair value of our share options as of the grant date using binomial option pricing model, the fair value of our nonvested restricted stocks as of the grant date based on the fair market value of the underlying ordinary shares and the fair value of our nonvested restricted stocks with market condition as of the grant date using Monte-Carol simulation. Under the binomial option pricing model, we make a number of assumptions regarding fair value including the expected price multiple at which employee are likely to exercise stock options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend yield. Determining the value of our share-based compensation expense in future periods also requires the input of subjective assumptions around estimated forfeitures of the underlying shares and likely future performance. The compensation expenses for the awards with performance conditions based upon our judgment of likely future performance and may be adjusted in future periods depending on actual performance. The compensation expenses for the awards with market conditions are recognized during the requisite service period, even if the market condition is never satisfied. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. We estimate our future performance based on our historical results. Our compensation charges may change based on changes to our assumptions.

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

	Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	(RMB)	(US$)%
	(In thousands except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	4,522,431	91.1	4,986,872	86.3	5,212,405	750,743	79.7
Manachised and franchised hotels	742,797	15.0	1,123,979	19.5	1,411,156	203,249	21.6
Others	—	—	—	—	31,219	4,496	0.5
Total revenues	5,265,228	106.1	6,110,851	105.8	6,654,780	958,488	101.8
Less: Business tax and related taxes	300,500	6.1	336,227	5.8	116,149	16,729	1.8
Net revenues	4,964,728	100.0	5,774,624	100.0	6,538,631	941,759	100.0
Operating costs and expenses(1):
Hotel operating costs	3,878,027	78.1	4,512,147	78.1	4,932,173	710,381	75.4
Other operating costs	—	—	—	—	7,606	1,095	0.1
Selling and marketing expenses	187,435	3.8	179,568	3.1	146,525	21,104	2.2
General and administrative expenses	342,128	6.9	403,008	7.0	492,141	70,883	7.5
Pre-opening expenses	186,325	3.8	110,011	1.9	71,847	10,348	1.1
Total operating costs and expenses	4,593,915	92.6	5,204,734	90.1	5,650,292	813,811	86.3
Other operating income (expense), net	18,551	0.5	31,264	0.5	(17,440)	(2,512)	(0.4)
Income from operations	389,364	7.9	601,154	10.4	870,899	125,436	13.3
Interest income	23,162	0.5	26,712	0.5	67,366	9,703	1.0
Interest expenses	1,533	0.0	3,854	0.0	11,056	1,592	0.2
Other income, net	2,884	0.1	6,979	0.0	133,755	19,265	2.1
Foreign exchange gain (loss)	(246)	0.0	7,814	0.1	16,481	2,373	0.3
Income before income taxes	413,631	8.5	638,805	11.0	1,077,445	155,185	16.5
Income tax expense	113,105	2.3	196,529	3.4	287,120	41,354	4.4
Income (loss) from equity method investments	1,865	0.0	(2,896)	(0.0)	6,157	886	0.1
Net income	302,391	6.2	439,380	7.6	796,482	114,717	12.2

	Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	(RMB)	(US$)%
	(In thousands except percentages)
Less: net income (loss) attributable to noncontrolling interest	(4,957)	(0.1)	2,780	0.0	(8,133)	(1,171)	(0.1)
Net income attributable to China Lodging Group, Limited	307,348	6.3	436,600	7.6	804,615	115,888	12.3

Note:

(1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	31,937	52,535	55,436	7,984

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our net revenues increased by 13.2% from RMB5,774.6 million in 2015 to RMB6,538.6 million (US$941.8 million) in 2016. The following table sets forth a breakdown of our net revenues for the periods indicated:

	Year Ended December 31,
	2015	2016
	(RMB)	(RMB)	(US$)
	(In thousands)
Revenues
Leased and owned hotels	4,986,872	5,212,405	750,743
Manachised and franchised hotels	1,123,979	1,411,156	203,249
Others	—	31,219	4,496
Total revenues	6,110,851	6,654,780	958,488
Less: business tax and related surcharges(1)	(336,227)	(116,149)	(16,729)
Net revenues	5,774,624	6,538,631	941,759
Net revenues from leased and owned hotels	4,712,488	5,121,431	737,640
Net revenues from manachised and franchised hotels	1,062,136	1,386,526	199,701
Others	—	30,674	4,418

Note:

(1) Value-added tax has been implemented for hospitality industry to replace business tax in China effective May 1, 2016. For comparison purpose, the business tax and related surcharges in 2015 and 2016 are re-allocated to reflect net revenues for each business.

•                  Leased and Owned Hotels. Net revenues from our leased and owned hotels increased by 8.7% from RMB4,712.5 million in 2015 to RMB5,121.4 million (US$737.6 million) in 2016. This increase was primarily due to our continued expansion of leased and owned hotels from 616 hotels and 75,436 hotel rooms as of December 31, 2015 to 624 hotels and 78,160 hotel rooms as of December 31, 2016. The slight increase of RevPAR for our leased and owned hotels from RMB172 in 2015 to RMB179 (US$25.8) in 2016 was also attributable to the increase.

•                  Manachised and Franchised Hotels. Net revenues from our manachised and franchised hotels increased by 30.5% from RMB1,062.1 million in 2015 to RMB1,386.5 million (US$199.7 million) in 2016. This increase was primarily due to our continued expansion of manachised hotels from 2,067 hotels and 196,737 hotel rooms as of December 31, 2015 to 2,471 hotels and 237,094 hotel rooms as of December 31, 2016 and franchised hotels from 80 hotels and 6,670 hotel rooms as of December 31, 2015 to 174 hotels and 16,093 hotel rooms as of December 31, 2016. RevPAR for our manachised and franchised hotels increased from RMB145 and RMB124 in 2015 to RMB151 (US$21.7) and RMB125 (US$18.0) in 2016, respectively, mainly as a result of the upgrade of Hanting 2.0 and the growing demand of our midscale hotels.

•                  Other Revenues. Net other revenues increased from nil in 2015 to RMB30.7 million (US$4.5 million) in 2016. This increase was primarily attributable to an increase of revenues generated from other than hotel businesses, mainly including revenues from Hua Zhu mall and the provision of IT products and services to hotels.

Operating Costs and Expenses. Our total operating costs and expenses increased by 8.6% from RMB5,204.7 million in 2015 to RMB5,650.3 million (US$813.8 million) in 2016.

•                  Hotel Operating Costs. Our hotel operating costs increased by 9.3% from RMB4,512.1 million in 2015 to RMB4,932.2 million (US$710.4 million) in 2016. This increase was primarily due to our expansion of leased and owned hotels from 616 hotels as of December 31, 2015 to 624 hotels as of December 31, 2016. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 2,067 hotels as of December 31, 2015 to 2,471 hotels as of December 31, 2016. Our hotel operating costs as a percentage of net revenues decreased from 78.1% in 2015 to 75.4% in 2016. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and VAT deductions.

•                  Selling and Marketing Expenses. Our selling and marketing expenses decreased by 18.4% from RMB179.6 million in 2015 to RMB146.5 million (US$21.1 million) in 2016. Our selling and marketing expenses as a percentage of net revenues decreased from 3.1% in 2015 to 2.2% in 2016. The decrease was mainly attributable to the adjustment related to membership point cost due to the difference between actual and estimated membership point redemptions in 2016.

•                  General and Administrative Expenses. Our general and administrative expenses increased from RMB403.0 million in 2015 to RMB492.1 million (US$70.9 million) in 2016, primarily as a result of our business expansion. Our general and administrative expenses as a percentage of net revenues increased from 7.0% in 2015 to 7.5% in 2016. The increase was mainly attributable to the increase of personnel costs and professional fees.

•                  Pre-opening Expenses. Our pre-opening expenses decreased from RMB110.0 million in 2015 to RMB71.8 million (US$10.3 million) in 2016. Our pre-opening expenses as a percentage of net revenues decreased from 1.9% in 2015 to 1.1% in 2016. These decreases were primarily due to fewer leased and owned hotels opened or under construction in 2016 than in 2015.

Other Operating Income (Expense). Our other operating income was RMB31.3 million in 2015, which mainly includes government grants and gain or loss arising from the write-off of property and equipment associated with the leased and owned hotels demolished. Our other operating expense was RMB17.4 million (US$2.5 million) in 2016, which mainly included accrued contingencies for certain of our pending legal and administrative proceedings, partially offset by government grants.

Income from Operations. As a result of the foregoing, we had income from operations of RMB870.9 million (US$125.4 million) in 2016, compared to income from operations of RMB601.2 million in 2015.

Interest Income (Expense), Net. Our net interest income was RMB56.3 million (US$8.1 million) in 2016. Our interest income was RMB67.4 million (US$9.7 million) in 2016, and our interest expense was RMB11.1 million (US$1.6 million). Our net interest income was RMB22.8 million in 2015. Our interest income was RMB26.7 million in 2015, and our interest expense was RMB3.9 million. The increase in interest income from 2015 to 2016 was primarily due to the increase in our cash and cash equivalents and loans to franchisees.

Other Income, Net. Our other income was RMB7.0 million and RMB133.8 million (US$19.3 million) in 2015 and 2016, respectively, primarily attributable to the gain on sale of ADS of HMIN and deconsolidation of a subsidiary.

Foreign Exchange Gain (Loss). We had foreign exchange gain of RMB16.5 million (US$2.4 million) in 2016, compared to foreign exchange gain of RMB7.8 million in 2015. Our foreign exchange gain in 2016 was primarily attributable to the depreciation of the Renminbi against the U.S. dollar in 2016.

Income Tax Expense. Our income tax expenses increased from RMB196.5 million in 2015 to RMB287.1 million (US$41.4 million) in 2016, primarily due to the increase in our income before income taxes from RMB638.8 million in 2015 to RMB1,077.4 million (US$155.2 million) in 2016. Our effective tax rate in 2016 was 26.6%, which decreased from 30.8% in 2015, primarily due to influence of tax holiday and change in valuation allowance.

Income (Loss) from Equity Method Investments. Our income from equity method investments was RMB6.2 million (US$0.9 million) in 2016, compared to our loss from equity method investments of RMB2.9 million in 2015, primarily due to income or loss incurred by certain investees.

Net Income (Loss) Attributable to Noncontrolling Interest. Net income (loss) attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures. Net loss attributable to noncontrolling interest was RMB8.1 million (US$1.2 million) in 2016, compared to the net income attributable to noncontrolling interest of RMB2.8 million in 2015, primarily due to losses of certain of our new joint ventures.

Net Income Attributable to China Lodging Group, Limited. As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB804.6 million (US$115.9 million) in 2016 compared to net income attributable to China Lodging Group, Limited of RMB436.6 million in 2015.

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was RMB1,730.3 million (US$249.2 million) in 2016, compared with EBITDA of RMB1,271.7 million in 2015. Adjusted EBITDA (non-GAAP) increased from RMB1,324.2 million in 2015 to RMB1,785.8 million (US$257.2 million) in 2016. This change was primarily due to the expansion of our hotel network, the improved RevPAR and the increased investment gain in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Our net revenues increased by 16.3% from RMB4,964.7 million in 2014 to RMB5,774.6 million in 2015.

•                  Leased Hotels. Revenues from our leased hotels increased by 10.3% from RMB4,522.4 million in 2014 to RMB4,986.9 million in 2015. This increase was primarily due to our continued expansion of leased hotels from 611 hotels and 72,335 hotel rooms as of December 31, 2014 to 616 hotels and 75,436 hotel rooms as of December 31, 2015. The slight increase of RevPAR for our leased hotels from RMB169 in 2014 to RMB172 in 2015 was also attributable to the increase.

•                  Manachised and Franchised Hotels. Revenues from our manachised and franchised hotels increased by 51.3% from RMB742.8 million in 2014 to RMB1,124.0 million in 2015. This increase was primarily due to our continued expansion of manachised hotels from 1,376 hotels and 136,689 hotel rooms as of December 31, 2014 to 2,067 hotels and 196,737 hotel rooms as of December 31, 2015, partially offset by a decrease in RevPAR. RevPAR for our manachised hotels decreased from RMB153 in 2014 to RMB145 in 2015, primarily due to the relatively soft overall market and the city mix shifting toward lower-tier cities, in particular a higher percentage of newly-opened hotels in lower-tier cities as a result of our accelerated growth in manachise business nationwide.

Operating Costs and Expenses. Our total operating costs and expenses increased by 13.3% from RMB4,593.9 million in 2014 to RMB5,204.7 million in 2015.

•                  Hotel Operating Costs. Our hotel operating costs increased by 16.4% from RMB3,878.0 million in 2014 to RMB4,512.1 million in 2015. This increase was primarily due to our expansion of leased hotels from 611 hotels as of December 31, 2014 to 616 hotels as of December 31, 2015. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 1,376 hotels as of December 31, 2014 to 2,067 hotels as of December 31, 2015. Our hotel operating costs as a percentage of net revenues in 2015 remained the same as 78.1% in 2014.

•                  Selling and Marketing Expenses. Our selling and marketing expenses decreased by 4.2% from RMB187.4 million in 2014 to RMB179.6 million in 2015. Our selling and marketing expenses as a percentage of net revenues decreased from 3.8% in 2014 to 3.1% in 2015. The decrease was mainly attribute to lower marketing spending as a result of our well-established brand and reputation.

•                  General and Administrative Expenses. Our general and administrative expenses increased from RMB342.1 million in 2014 to RMB403.0 million in 2015, primarily as a result of our business expansion. Our general and administrative expenses as a percentage of net revenues remained relatively stable in 2014 and 2015.

•                  Pre-opening Expenses. Our pre-opening expenses decreased from RMB186.3 million in 2014 to RMB110.0 million in 2015. Our pre-opening expenses as a percentage of net revenues decreased from 3.8% in 2014 to 1.9% in 2015. These decreases were primarily due to fewer leased hotels opened and in the pipeline in 2015.

Other Operating Income. Our other operating income was RMB18.6 million and RMB31.3 million in 2014 and 2015, respectively, which mainly includes government grants and gain or loss arising from the write-off of property and equipment associated with the leased hotels demolished.

Income from Operations. As a result of the foregoing, we had income from operations of RMB601.2 million in 2015, compared to income from operations of RMB389.4 million in 2014.

Interest Income (Expense), Net. Our net interest income was RMB22.8 million in 2015. Our interest income was RMB26.7 million in 2015, and our interest expense was RMB3.9 million. Our net interest income was RMB21.7 million in 2014. Our interest income was RMB23.2 million in 2014, and our interest expense was RMB1.5 million. The increase in interest income from 2014 to 2015 was primarily due to the increase in our cash and cash equivalents and loans to franchisees.

Other Income (Expense). Our other income was RMB2.9 million and RMB7.0 million in 2014 and 2015, respectively, primarily attributable to reimbursement from the depositary of our ADSs for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement.

Foreign Exchange Gain (Loss). We had foreign exchange gain of RMB7.8 million in 2015, compared to foreign exchange loss of RMB0.2 million in 2014. Our foreign exchange gain in 2015 was primarily attributable to the depreciation of the Renminbi against the U.S. dollar in 2015.

Income Tax Expense. Our tax expenses increased from RMB113.1 million in 2014 to RMB196.5 million in 2015, primarily due to the increase in our income before income taxes from RMB415.5 million in 2014 to RMB638.8 million in 2015. Our effective tax rate in 2015 was 30.8%, which increased from 27.2% in 2014, primarily due to the effect of accrued withholding tax on cash dividends.

Income (Loss) from Equity Method Investments. Our loss from equity method investments was RMB2.9 million in 2015, compared to our income from equity method investment of RMB1.9 million in 2014, primarily due to loss incurred by certain investees.

Net Income (Loss) Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income based on their equity interest in the leased hotels owned by the joint ventures. Net income attributable to noncontrolling interest was RMB2.8 million in 2015, compared to the net loss attributable to noncontrolling interest of RMB5.0 million in 2014, primarily due to decreased losses of some joint ventures.

Net Income Attributable to China Lodging Group, Limited. As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB436.6 million in 2015 compared to net income attributable to China Lodging Group, Limited of RMB307.3 million in 2014.

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was RMB1,271.7 million in 2015, compared with EBITDA of RMB969.5 million in 2014. Adjusted EBITDA (non-GAAP) increased from RMB1,001.5 million in 2014 to RMB1,324.2 million in 2015. This change was primarily due to the expansion of our hotel network.

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

In September 2012, we entered into a three-year revolving credit facility with China Merchants Bank under which we can borrow up to RMB300.0 million by October 9, 2015. As of December 31, 2012, 2013, 2014 and 2015, we had drawn down this credit facility of nil, RMB104.5 million, nil and RMB100.0 million and repaid nil, RMB104.5 million, nil and RMB100.0 million, respectively. In December 2013, we renewed the bank credit facility under which we can borrow up to RMB500.0 million by December 11, 2016. As of December 31, 2016, we had drawn down nil and repaid nil. The interest rate under this credit facility was 6.0% and 5.61% for the year ended December 31, 2013 and 2015. A letter of guarantee of RMB0.7 million was issued under this credit facility in 2013. This facility expired on December 11, 2016.

In December 2013, we entered into a one-year entrusted loan agreement with a subsidiary of Ctrip.com International, Ltd., or Ctrip, and the China Construction Bank Corporation, pursuant to which we can borrow up to RMB300.0 million for a period from January 6, 2014 to January 5, 2015. The interest rate of this loan is 5.4%. According to a guarantee letter between Ctrip and us, if the loan is in default, we shall settle the unpaid principal and interest with a number of our ordinary shares at market price. As of December 31, 2014, we had drawn down RMB300.0 million and repaid RMB300.0 million, and thus had nil balance under such entrusted loan agreement.

In July 2015, we entered into a one-year bank loan agreement with Industrial and Commercial Bank of China, under which we can borrow up to US$30.0 million for the period ended May 30, 2016, and we had a RMB220.0 million deposit pledged accordingly. The interest rate is based on the three-month London Interbank Offered Rate (“Libor”) on draw-down date plus 1.2%. In 2015, we had drawn down US$30.0 million under this agreement and repaid US$30.0 million. The weighted average interest rate of borrowings drawn under this agreement was 1.49% for the year ended December 31, 2015.

In July 2015, we entered into a one-year bank loan agreement with Industrial and Commercial Bank of China, under which we can borrow up to US$50.0 million for the period ended June 30, 2016, and we had a RMB360.0 million deposit pledged accordingly. The interest rate is based on the three-month Libor on draw-down date plus 1.2%. In 2015, we had drawn down US$50.0 million under this agreement. As of December 2016, we had repaid US$50.0 million under this agreement. The weighted average interest rate of borrowings drawn under this agreement was 1.50% and 1.81% for the year ended December 31, 2015 and 2016.

In January 2016, we entered into a one-year bank revolving loan agreement with The Hongkong and Shanghai Banking Corporation under which we can borrow up to US$43.0 million for the period ended January 1, 2017. The interest rate was based on the one-, two- or three-month Libor on draw-down date plus no less than 2%. As of December 31, 2016, we had drawn down US$43.0 million under this agreement and repaid nil. The weighted average interest rate of borrowings drawn under this agreement was 2.70% for the year ended December 31, 2016.

In May 2016, we entered into a one-year revolving corporation overdraft facility agreement with Industrial and Commercial Bank of China, under which we can borrow up to RMB50.0 million, of which each draw-down should last no longer than three month, by May 16, 2017. The interest rate for each draw-down is established on the draw-down date and is based on the People’s Bank of China’s one-year benchmark interest rate for loans on the draw-down date. As of December 31, 2016, we had drawn down nil and repaid nil under this agreement.

In September 2016, we entered into a one-year revolving general credit facility with China CITIC Bank under which we can borrow up to RMB200.0 million by September 30, 2017. The interest rate for each draw-down will be established in each draw-down agreement. As of December 31, 2016, we had drawn down nil and repaid nil under this agreement.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and borrowings from commercial banks. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use. As of December 31, 2016, we had entered into binding contracts with lessors of 15 properties for our leased and owned hotels under development. As of December 31, 2016, we expected to incur approximately RMB650.4 million of capital expenditures in connection with certain recently completed leasehold improvements and to fund the leasehold improvements of these 15 leased and owned hotels. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs for at least the next 12 months with our operating cash flow, existing cash balance and our credit facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2017).

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Net cash provided by operating activities	1,454,015	1,749,673	2,047,656	294,924
Net cash provided by (used in) investing activities	(1,063,186)	(1,550,357)	183,762	26,466
Net cash provided by (used in) financing activities	21,683	232,281	(247,549)	(35,654)
Effect of exchange rate changes on cash and cash equivalents	(1,082)	(2,624)	13,300	1,916
Net increase (decrease) in cash and cash equivalents	411,430	428,973	1,997,169	287,652
Cash and cash equivalents at the beginning of the year	397,435	808,865	1,237,838	178,286
Cash and cash equivalents at the end of the year	808,865	1,237,838	3,235,007	465,938

Operating Activities

In 2014, 2015 and 2016, we financed our operating activities primarily through cash generated from operations.

Net cash provided by operating activities amounted to RMB2,047.7 million (US$294.9 million) in 2016, primarily attributable to (i) our net income of RMB796.5 million (US$114.7 million) in 2016, (ii) an add-back of RMB694.9 million (US$100.1 million) in depreciation and amortization, (iii) an increase of RMB202.4 million (US$29.1 million) in accrued expenses and other current liabilities, (iv) an add-back of RMB153.7 million (US$22.1 million) of impairment loss, (v) an add-back of RMB103.3 million (US$14.9 million) in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities.

Net cash provided by operating activities amounted to RMB1,749.7 million in 2015, primarily attributable to (i) our net income of RMB439.4 million in 2015, (ii) an add-back of RMB661.4 million in depreciation and amortization in 2015, (iii) our deferred revenue of RMB216.8 million primarily attributable to one-time membership fees in connection with our HUAZHU Rewards loyalty program as well as advances received from customers and franchisees, (iv) an add-back of RMB130.3 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities and (v) an increase of RMB121.5 million in accrued expenses and other current liabilities, partially offset by an increase of RMB44.4 million in prepaid rent.

Net cash provided by operating activities amounted to RMB1,454.0 million in 2014, primarily attributable to (i) our net income of RMB302.4 million in 2014, (ii) an add-back of RMB570.7 million in depreciation and amortization in 2014, (iii) an add-back of RMB182.6 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities, and (iv) an increase of RMB253.6 in deferred revenue primarily attributable to one-time membership fees in connection with our HUAZHU Rewards loyalty program as well as advances received from customers and franchisees, partially offset by an increase of other current assets of RMB42.4 million and an increase of RMB21.6 million in prepaid rent.

Net cash provided by operating activities increased from RMB1,749.7 million in 2015 to RMB2,047.7 million (US$294.9 million) in 2016, primarily due to (i) an increase in our net income from RMB439.4 million in 2015 to RMB796.5 million (US$114.7 million) in 2016, (ii) an increase in accrued expenses and other current liabilities from RMB121.5 million in 2015 to RMB202.4 million (US$29.1 million) in 2016 and (iii) an increase in the add-back of our impairment loss from RMB95.6 million in 2015 to RMB153.7 million (US$22.1 million) in 2016.

Net cash provided by operating activities increased from RMB1,454.0 million in 2014 to RMB1,749.7 million in 2015, primarily due to (i) an increase in the add back of our depreciation and amortization from RMB570.7 million in 2014 to RMB661.4 million in 2015, (ii) an increase in our net income from RMB302.4 million in 2014 to RMB439.4 million in 2015 and (iii) an increase in accrued expenses and other current liabilities from RMB59.0 million in 2014 to RMB121.5 million in 2015.

Investing Activities

Our cash used in investing activities in 2016 is primarily related to our leasehold improvements, purchase of equipment, fixtures and software used in leased and owned hotels, investment in CREATER, China Young and other companies, and purchase of the shares of Banyan Tree and Tang Palace from the open market.

Net cash provided by investing activities was RMB183.8 million (US$26.5 million) in 2016, compared to net cash used in investing activities of  RMB1,550.4 million in 2015, primarily due to (i) a change in our restricted cash from an increase of RMB360.5 million in 2015 to a decrease of RMB360.0 million (US$51.9 million) in 2016, (ii) an increase in our proceeds from maturity/sale of short-term investments from nil in 2015 to RMB526.4 million (US$75.8 million) in 2016, and (iii) a decrease in our purchases of short-term investments from RMB434.8 million in 2015 to nil in 2016, partially offset by an increase in our purchases of long-term investments from RMB105.7 million in 2015 to RMB293.1 million (US$42.2 million) in 2016.

Net cash used in investing activities increased from RMB1,063.2 million in 2014 to RMB1,550.4 million in 2015, primarily due to (i) an increase in our purchase of short-term investments from RMB75.2 million in 2014 to RMB434.8 million in 2015, and (ii) an increase in our restricted cash from a decrease of RMB3.3 million in 2014 to an increase of RMB360.5 million in 2015, partially offset by a decrease in purchases of property and equipment from RMB930.9 million in 2014 to RMB640.2 in 2015.

Financing Activities

Our major financing activities since 2012 consist of loans with commercial banks, entrusted loans from related parties, repurchase of shares and payment of dividends. Net cash used in financing activities was RMB247.5 million (US$35.7 million) in 2016, compared to net cash provided by financing activities of RMB232.3 million in 2015. Net cash used in financing activities in 2016 primarily consisted of (i) repayment of RMB332.6 million (US$47.9 million) from short-term debt, and (ii) dividend paid of RMB276.3 million (US$39.8 million), partially offset by (i) proceeds of RMB281.7 million (US$40.6 million) from short-term debt, (ii) contribution from noncontrolling interest holders in the amount of RMB45.6 million (US$6.6 million), (iii) net proceeds of RMB12.2 million (US$1.8 million) from issuance of ordinary shares upon exercise of options, and (iv) funds advanced from noncontrolling interest holders in the amount of RMB11.5 million (US$1.7 million).

Net cash provided by financing activities in 2015 primarily consisted of (i) proceeds of RMB589.4 million from short-term debt, (ii) proceeds of RMB22.6 million from issuance of ordinary shares upon exercise of options, (iii) excess tax benefit from share-based compensation in the amount of RMB12.8 million, partially offset by (i) repayment of RMB283.5 million from short-term debt, (ii) payment for share repurchase of RMB107.3 million, (iii) dividend paid to noncontrolling interest holders in the amount of RMB4.6 million, and (iv) acquisition of noncontrolling interest in the amount of RMB4.1 million.

Restrictions on Cash Transfers to Us

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2016, approximately RMB2,687.9 million (US$387.1 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

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

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB928.8 million, RMB655.4 million and RMB494.8 million (US$71.3 million) in 2014, 2015 and 2016, respectively. Our capital expenditures in 2016 consist of RMB487.7 million (US$70.3 million) in property and equipment and RMB7.1 million (US$1.0 million) in software. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Hotel Information Platform and Operational Systems” and “— Intellectual Property”.

5.D. Trend Information

Two of our wholly-owned subsidiaries, Hanting Technology (Suzhou) Co., Ltd. (“Hanting Suzhou”) and Mengguang Information and Technology (Shanghai) Co., Ltd (“Mengguang Shanghai”), as recognized software development entities located in Suzhou and Shanghai of PRC, are entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Hanting Suzhou has entered into the first tax profitable year for the year ended December 31, 2011. Therefore, the five-year period for favorable tax treatment is from January 1, 2011 to December 31, 2015. Starting from 2016, Hanting Suzhou has been subject to statutory income tax rate of 15% as it is qualified as a high and new tech enterprise through September 2017. Mengguang Shanghai has entered into the first tax profitable year for the year ended December 31, 2014. Therefore, the five-year period for favorable tax treatment is from January 1, 2014 to December 31, 2018. The aggregate amount and per share effect of tax holidays were as follows:

	Year Ended December 31,
	2014	2015	2016
	(RMB)	(RMB)	(RMB)
	(In thousands, except per share data)
Aggregate amount	9,131	41,288	27,224
Per share effect—basic	0.04	0.16	0.10
Per share effect—diluted	0.04	0.16	0.10

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due in the Year Ending December 31,						Payment Due
	Total	2017	2018	2019	2020	2021	Thereafter
	(In RMB millions)
Operating Lease Obligations	19,054	1,957	1,939	1,907	1,840	1,722	9,689
Purchase Obligations	43	43	—	—	—	—	—
Total	19,097	2,000	1,939	1,907	1,840	1,722	9,689

Our operating lease obligations related to our obligations under lease agreements with lessors of our leased hotels. Our purchase obligations primarily consisted of contractual commitments in connection with leasehold improvements and installation of equipment for our leased hotels.

As of December 31, 2016, we recorded uncertain tax benefits of approximately RMB19.8 million (US$2.8 million) associated with the interests on intercompany loans.

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

Directors and Executive Officers	Age	Position/Title
Qi Ji	50	Founder, Executive Chairman of the Board of Directors
John Jiong Wu	49	Co-founder, Independent Director
Tong Tong Zhao	50	Co-founder, Independent Director
Min Fan	51	Director
Shangzhi Zhang	63	Director
Jian Shang	49	Independent Director
Sébastien Bazin	55	Director
Gaurav Bhushan	45	Alternate Director to Sébastien Bazin
Min (Jenny) Zhang	43	Chief Executive Officer
Teo Nee Chuan	46	Chief Financial Officer
Hui Jin	39	President

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

Min Fan has served as our director since March 2010. He is one of the co-founders of Ctrip and has served as the vice chairman of its board of directors since March 2013, as a member of its board of director since October 2006 and as its president since February 2009. Previously, Mr. Fan served as Ctrip’s chief executive officer from January 2006 to February 2013, as its chief operating officer from November 2004 to January 2006 and as its executive vice president from 2000 to November 2004. From 1997 to 2000, Mr. Fan was the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. In addition to his positions at Ctrip, Mr. Fan is currently the chairman of SkySea Cruise Lines. He also serves on the board of directors of Leju Holdings Limited (NYSE: LEJU). Mr. Fan received his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Shangzhi Zhang has served as our director since June 2016. He has more than 30 years of experience in hotel industry and foreign trade. Mr. Zhang has been President of Tianjin Amis Hotel Management Company since 2009. He acted as General Delegate of Accor Hotel Group in China and President of Ibis in China from 1999 to 2008. He served as Deputy General Manager at China Export Commodity Base Development Corporation from 1993 to 1998. Prior to that, Mr. Zhang held senior positions at Ministry of Foreign Trade and Economic Cooperation. He was Third Secretary of Commercial Bureau of Chinese Embassy in Zaire from 1981 to 1985. Mr. Zhang graduated from Beijing Institute of Foreign Trade. He studied at General Department of Interpretation of European Communities in Brussels and French National School of Administration. In 2014, Mr. Zhang received medal award of “Chevalier de Legion d’honneur” from French government.

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

Gaurav Bhushan has been an alternate director to Sébastien Bazin since March 2016. He is the Global Chief Development Officer of AccorHotels, responsible for overseeing the group’s hotel development strategy worldwide. Mr. Bhushan began his career with Accor in 1995 in Australia, where he held various posts in operations and finance. From 2006 he headed the Asia Pacific development teams. He was promoted to Global Chief Development Officer role in July 2015. He has a Master of Business Administration degree from the Royal Melbourne Institute of Technology (RMIT University) and a Postgraduate Diploma in Applied Finance & Investments from the Securities Institute of Australia.

Min (Jenny) Zhang has served as our chief executive officer since May 2015. She also served as our president from January 2015 to May 2015, our chief financial officer from March 2008 to May 2015 and our chief strategic officer from November 2013 to January 2015. Prior to joining us, she served as the Finance Director of Eli Lilly (Asia) Inc., Thailand Branch and the Chief Financial Officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Zhang has served on the board as a director for Synutra International, Inc. since February 2011. She obtained her Master of Business Administration degree from Harvard Business School and received both Master’s and Bachelor’s degrees from the University of International Business and Economics.

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

Hui Jin joined us in 2005 and has served as director of our Development Department, Vice President and Executive Vice President of our Group, respectively. Mr. Jin is currently our President mainly responsible for overseeing the work of hotel development and property related investment. Prior to joining us, Mr. Jin worked with Home Inns & Hotels Management Inc. Mr. Jin received his Executive Master’s degree from China Europe International Business School and a Bachelor of Science degree in Psychology from the East China Normal University.

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

6.B. Compensation

For the fiscal year ended December 31, 2016, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB6.5 million (US$0.9 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

The following tables summarize options and restricted stocks that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of December 31, 2016.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qi Ji	400,000	1.53	October 1, 2009	October 1, 2019
	436,348	2.7525	July 17, 2012	July 17, 2018
Tong Tong Zhao	100,000	1.53	October 1, 2009	October 1, 2019
John Jiong Wu	100,000	1.53	October 1, 2009	October 1, 2019
Min (Jenny) Zhang	1,470,000	1.40	October 1, 2007	October 1, 2017
	300,000	1.53	November 20, 2009	November 20, 2019
	207,784	2.7525	July 17, 2012	July 17, 2018
Yunhang Xie**	*	2.7525	July 17, 2012	July 17, 2018
Hui Jin	*	0.50	February 4, 2007	February 4, 2017
	*	4.265	March 31, 2011	March 31, 2017
	*	5.415	May 13, 2014	May 13, 2020
	*	4.925	March 31, 2015	March 31, 2021
Other individuals as a group	15,556,433	0.50-5.415	February 4, 2007 – April 1, 2015	February 4, 2017 – April 1, 2021

Name	Ordinary Shares Underlying Restricted Stocks Awarded	Date of Grant
Qi Ji	200,000	August 6, 2011
	897,880	July 17, 2012
	1,697,187	March 17, 2015
	1,098,224	March 26, 2015
Shangzhi Zhang	*	January 18, 2012
	*	January 10, 2013
	*	December 10, 2014
Min (Jenny) Zhang	313,944	July 17, 2012
	73,188	March 16, 2015
	1,697,187	March 17, 2015
	1,098,224	March 26, 2015
Yunhang Xie**	*	July 17, 2012
Joseph Chow***	*	August 8, 2013
Hui Jin	*	March 31, 2011
	*	July 2, 2012
	*	July 1,2013
	*	July 17, 2014
	*	March 26, 2015
Jian Shang	*	May 5, 2014
Qionger Jiang****	*	October 30, 2014
Teo Nee Chuan	*	January 15, 2016
Other individuals as a group	9,872,551	February 7, 2011 –August 4, 2016

*                       Upon exercise of all options granted and vesting restricted stock granted, would beneficially own less than 1% of our outstanding ordinary shares.

**                Resigned as Chief Strategy Officer in April 2015.

***         Resigned as director in March 2016.

**** Resigned as director in June 2016.

6.C. Board Practices

General

Our board of directors currently consists of seven directors and one alternative director. Under our amended and restated memorandum and articles of association, which came into effect upon our initial public offering, our board of directors shall consist of at least two directors. Our directors shall be elected by the holders of ordinary shares. There is no shareholding requirement for qualification to serve as a member of our board of directors.

Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

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

6.D. Employees

We had 15,551, 10,282 and 10,507 employees as of December 31, 2014, 2015 and 2016, respectively. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2017 by:

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	104,347,360	(2)	37.4
Tong Tong Zhao	26,576,852	(3)	9.5
John Jiong Wu	9,733,333		3.5
Min Fan	22,049,446	(4)	7.9
Shangzhi Zhang	*		*
Jian Shang	*		*
Sébastien Bazin	—		—
Gaurav Bhushan	—		—
Min (Jenny) Zhang	*		*
Hui Jin	*		*
Teo Nee Chuan	*		*
All Directors and Executive Officers as a Group	137,024,779	(5)	49.1
Principal Shareholders:
Winner Crown Holdings Limited	73,144,905	(6)	26.2
East Leader International Limited	26,476,852	(7)	9.5
Accor	29,875,543	(8)	10.7
Ctrip.com International, Ltd.	22,049,446	(9)	7.9
Schroder Investment Management	18,632,984	(10)	6.7
Oppenheimer Funds	23,990,664	(11)	8.6

*                 Less than 1%.

(1)         The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days after March 31, 2017. Percentage of beneficial ownership of each listed person or group is based on (i) 278,902,014 ordinary shares outstanding as of March 31, 2017, and (ii) the ordinary shares underlying share options exercisable by such person within 60 days after March 31, 2017.

(2)         Includes (i) 73,144,905 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 836,348 ordinary shares issuable upon exercise of options held by Mr. Qi Ji that are exercisable within 60 days after March 31, 2017, (iii) 3,889,255 shares of restricted stock held by Mr. Ji, and (iv) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares, 550 ADSs representing 2,200 ordinary shares and 10,474,652 ordinary shares held by East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated November 27, 2014. East Leader is wholly owned by Perfect Will Holdings Limited, or Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd., or Asia Square, as nominee for J. Safra Sarasin Trust Company (Singapore) Ltd., or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries.

(3)         Includes (i) 100,000 ordinary shares issuable upon exercise of options held by Ms. Tong Tong Zhao that are exercisable within 60 days after March 31, 2017, and (ii) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares, 550 ADSs representing 2,200 ordinary shares and 10,474,652 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.

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

(5)         Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2017 held by all of our directors and executive officers as a group.

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

(8)   Includes (i) 24,895,543 ordinary shares issued to AAPC Hong Kong Limited, an indirect wholly owned subsidiary of Accor (“AAPC”), as reported in a Schedule 13D filed by Accor and AAPC on January 25, 2016, and (ii) 1,245,000 ADSs representing 4,980,000 ordinary shares that Accor acquired in the open market between December 14, 2014 and May 7, 2015 and transferred to AAPC on May 7, 2015. Accor is a company incorporated under the laws of France and its registered office is Immeuble Odyssey, 110, Avenue de France, 75210 Paris cedex 13. AAPC is a company incorporated in Hong Kong and its registered office is Room 803, 8th Floor, AXA Centre, 151, Gloucester Road, Wan Chai, Hong Kong.

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

(10) Based on Amendment No. 2 to Schedule 13G filed with the SEC on February 10, 2017 by Schroder Investment Management North America Inc, Schroder Investment Management Ltd., Schroder Investment Management North America Ltd., Schroder Investment Management Hong Kong Ltd., and Schroder Investment Management Singapore, Ltd (collectively, “Schroder Investment Management”).

(11) Based on Schedule 13G filed with the SEC on January 31, 2017 by OppenheimerFunds, Inc. and Oppenheimer Developing Markets Fund (collectively, the “Oppenheimer Funds”).

As of March 31, 2017, we had 278,902,014 ordinary shares issued and outstanding. To our knowledge, we had three record shareholders in the United States, including Citibank, N.A., which is the depositary of our ADS program and held approximately 46.4% of our total outstanding ordinary shares under our ADS program and the depositary of our restricted ADS program and held approximately 5.7% of our total outstanding ordinary shares under our restricted ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Ctrip

We conduct transactions in the ordinary course of our business with Ctrip.com International, Ltd., or Ctrip, an entity in which Mr. Qi Ji, our founder, is a co-founder and independent director. Ctrip rendered reservation services to us to facilitate our customers in making reservations at our hotels from Ctrip’s hotel booking system. In 2014, 2015 and 2016, the aggregate commission fees of our leased and owned hotels paid to Ctrip.com for its reservation services amounted to RMB19.2 million, RMB17.7 million and RMB44.1 million (US$6.4 million), respectively.

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

On April 15, 2012, we entered into a definitive agreement to acquire a 51% equity interest of Starway HK from C-Travel International Limited, or C-Travel, a wholly owned subsidiary of Ctrip. The base acquisition price was RMB17.3 million in cash, which was funded with cash on hand. The acquisition of the 51% equity interest in Starway HK became effective in May 2012. In addition, in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. The acquisition price was RMB16.5 million, RMB4.2 million paid in cash in December 2013, RMB4.1 million paid in cash in 2014, RMB4.1 million paid in cash in 2015 and RMB4.1 million paid in cash in 2016.

In December 2013, we entered into a one-year entrusted loan agreement with a subsidiary of Ctrip, and the China Construction Bank Corporation, pursuant to which we can borrow up to RMB300.0 million for a period from January 6, 2014 to January 5, 2015. The interest rate of this loan is 5.4%. As of December 31, 2014, we had drawn down RMB300.0 million and repaid RMB300.0 million, and thus had nil balance under such entrusted loan agreement.

In 2016, we provided marketing and training services to Ctrip and recorded service fees amounted to RMB12.7 million (US$1.8 million).

Transaction with Yibang

In May 2013, we acquired 30% equity interest in Lijiang Yibang Changchunteng Hotel Co., Limited (“Yibang”) and consider Yibang as a joint venture. In April 2014, we acquired additional 20% equity interest in Yibang. In June 2016, we disposed all the 50% of its equity interest. We provided reservation, system maintenance and other support service to Yibang and charged service fee of RMB0.5 million, RMB0.6 million and RMB0.3 million (US$0.04 million) for the year ended December 31, 2014, 2015 and the six months ended June 30, 2016, respectively.

Transaction with Sheen Star

In November 2013, We entered into an investment agreement to acquire 50% equity interest in Suzhou Kangdu Property Co., Limited, or Kangdu, a real estate company, for RMB100 million. Concurrently we entered into a property transfer agreement with Kangdu to acquire the property developed by Kangdu for a purchase price of RMB175 million. We injected RMB50 million in November 2013 and RMB30 million in January 2014 to Kangdu for the equity interest in Kangdu. In April 2014, we set up Sheen Star Group Limited, or Sheen Star, together with Mr. Qi Ji and an independent third party. We own 19.99% of the equity interest in Sheen Star and Mr. Qi Ji owns 50.01%. We then transferred our investment in Kangdu to Sheen Star for a consideration of RMB82.8 million, together with all of our rights and obligations under the property purchase agreement in April 2014. We had not paid any consideration to Kangdu for the property before the transfer to Sheen Star. We provided shareholder loan of RMB35.0 million to Sheen Star in 2016 and recognized interest income in the amount of RMB2.1 million (US$0.3 million) in 2016.

Transaction with Qianya

In July 2015, we set up Shanghai Qianya Hotel Management Co., Ltd. (“Qianya”) together with a third party, we had 25% equity interest in Qianya and consider Qianya as a joint venture. Qianya provided hotel management and other related service to certain of our hotels and charged service fee of RMB0.4 million, RMB0.9 million (US$0.1 million) in 2015 and 2016, respectively.

Transaction with Accor

In January 2016, we completed strategic alliance transactions with Accor to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. After the transaction, Accor became one of our principal shareholders and was granted a right to nominate one director to our board of directors. We recorded brand use fee, reservation and other related service fee to Accor of RMB6.0 million (US$0.9 million) in 2016. We also recognized service fee from Accor of RMB4.1 million (US$0.6 million) in 2016.

Transaction with Cjia

Cjia is an equity investee in which we held an equity interest of 22.52% as of December 31, 2016. We sold goods and provided IT service to Cjia amounted to RMB0.4 million (US$0.1 million) in 2016.

In 2016, we sold our subsidiary Chengiia to Cjia for consideration of RMB10.0 million.

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

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. Not applicable.

8.A.7. See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

8.A.8. Dividend Policy

On December 21, 2015, we declared a special cash dividend of US$0.17 per ordinary share, or US$0.68 per ADS, each representing four ordinary shares. Our ADS holders are entitled to such dividends to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares are paid in U.S. dollars, and the total amount of cash distributed for the special dividend was US$42.5 million, which was paid in full by March 31, 2016. We had never declared or paid dividends prior to December 21, 2015.

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. Our board of directors has complete discretion in deciding whether to distribute dividends. In November 2016, Hanting (Tianjin) Investment Consulting Co., Ltd, one of our PRC subsidiaries, decided to pay a special dividend of RMB325.7 million to us. Other than these dividend distributions, we intend to indefinitely reinvest the remaining undistributed earnings of our PRC subsidiaries to operate and expand our business, and do not have any plan to declare or pay any dividends in the foreseeable future.

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

	High		Low
2010 (from March 26, 2010)	US$	27.50	US$	13.49
2011	24.47		12.00
2012	17.55		10.51
2013	32.29		14.75
2014	31.25		19.99
2015	33.00		15.35
First quarter	26.50		15.35
Second quarter	30.98		19.45
Third quarter	27.95		20.50
Fourth quarter	33.00		24.19
2016	54.23		25.42
First quarter	38.49		25.42

	High	Low
Second quarter	39.19	31.71
Third quarter	47.72	35.17
Fourth quarter	54.23	41.69
2017
First quarter	64.32	47.72
January	55.00	47.72
February	59.20	53.12
March	64.32	52.02
April (through April 14, 2017)	62.88	57.89

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or to holders of our ADSs or ordinary shares levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double taxation treaty with the United Kingdom but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

PRC taxation on us

•                  Enterprise Income Tax

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, which was amended in February 2017, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to PRC resident enterprises, including both foreign-invested enterprises and domestic enterprises. The EIT Law restructures China’s tax preference policy under the general principle that industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. For example, enterprises classified as “high and new technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued the Administrative Measures on Income Taxes of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial Implementation), or Tax Trial Measures, on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. The Tax Trial Measures clarify matters including resident status determination, post-determination administration and competent tax authorities. Both Circular 82 and the Tax Trial Measures apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and are not applicable to our case. But the determining criteria set forth in Circular 82 and the Tax Trial Measures may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. As such, it is still unclear if the PRC tax authorities would determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC “resident enterprise.”

The EIT Law imposes an enterprise income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax rate. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate if the holding companies are the beneficial owners of the dividends. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the EIT Law.

The EIT Law provides that PRC “resident enterprises” are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC “resident enterprise,” we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us would be exempt from the PRC dividend withholding tax, since such dividend income distributed to a PRC resident enterprise is exempted from enterprise income tax under the EIT Law. However, if we are required under the EIT Law to pay income tax on any dividends we receive from our subsidiaries, our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

•                  Value-added Tax

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which became effective on May 1, 2016. Subsequent to the effectiveness of Circular 36, most of our PRC subsidiaries’ business will be subject to value-added tax, or VAT, at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT invoices received from vendors against their VAT liability.

PRC taxation of our overseas shareholders

Under the EIT Law, PRC enterprise income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC enterprise income tax if such gain is regarded as income derived from sources within the PRC. Therefore, if we are considered a PRC “resident enterprise,” dividends we pay to non-resident enterprise investors with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered as income derived from sources within the PRC and be subject to PRC enterprise income tax at a rate of 10% or lower, subject to the provisions of any applicable bilateral tax treaty. The double taxation treaty between the PRC and the United States, or the Treaty, does not reduce the 10% tax rate.

Moreover, non-resident individual investors are required to pay PRC individual income tax at the rate of 20% instead of 10% enterprise income tax on dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC, unless there is an applicable tax treaty providing for a lower withholding tax rate. Under the PRC Individual Income Tax Law, or IITL, non-resident individual refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income realized from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC “resident enterprise” and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax.

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

•                  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•                  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has otherwise elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

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

A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NASDAQ Global Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to the 2016 or 2015 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2017 taxable year. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

As discussed above, under “Item. 10. Additional Information—E. Taxation—PRC Taxation”, dividends we pay may be subject to PRC withholding tax.  For U.S. federal income tax purposes, the amount of any dividend will include amounts withheld in respect of such PRC withholding tax. Subject to applicable limitations, some of which may vary depending upon a U.S. Holder’s circumstances, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate applicable under the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, actual or constructive receipt of the dividend. The amount of any dividend income paid in RMB will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss, which would be U.S. source ordinary gain or loss, if the dividend is converted into U.S. dollars after the date of receipt.

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

Passive Foreign Investment Company Rules

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2016 taxable year. However, because PFIC status depends on the composition of our income and assets and the market value of our assets from time to time, as well as our market capitalization at the close of each quarter, there can be no assurance that we will not be a PFIC for any taxable year. While we have no reason to believe we will be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

Alternatively, if we were a PFIC, a U.S. Holder could, if certain conditions are met, make a mark-to-market election with respect to our ADSs that would result in tax treatment different from the general tax treatment for PFICs described above. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If a U.S. Holder were to make a mark-to-market election, the holder generally would recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over its adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. If we were a PFIC, it is unclear whether our ordinary shares would be treated as “marketable stock” eligible for the mark-to-market election. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

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

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets.  “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions.  Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals.  Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria.  U.S. Holders who fail to report the required information could be subject to substantial penalties.  Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in ADSs or ordinary shares, including the application of the rules to their particular circumstances.

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

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents and loans denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent we hold assets denominated in U.S. dollars, any appreciation of the RMB against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the RMB against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 30, 2016 into Renminbi at the exchange rate of US$1.00 for RMB6.9430, such cash balance would have been approximately RMB6.9 million (US$1.0 million). Assuming a 1.0% depreciation of the RMB against the U.S. dollar, such cash balance would have increased to RMB7.0 million (US$1.0 million) as of December 31, 2016. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, consumer price index in China increased by 2.0%, 1.4% and 2.0% in 2014, 2015 and 2016, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary, Citibank, N.A.:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary (U.S. 2¢ per ADS for the year of 2016)

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2016, we have received a total of RMB5.6 million (US$0.8 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2014, 2015 and 2016.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2016 using criteria established in Internal Control — Integrated Framework (2013)  issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during 2016.

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

We paid the following fees for professional services to Deloitte for the years ended December 31, 2015 and 2016.

	Year Ended December 31,
	2015	2016
	US$	US$
	(In thousands)
Audit Fees(1)	1,130	1,160
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees(2)	—	338
Total	1,130	1,498

Note:                  (1) Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services. Our 2015 and 2016 audit fees mainly include the audit of our annual financial statements, the services provided in connection with our compliance with the Sarbanes-Oxley Act, or services that are normally provided by the accountant in connection with statutory and regulatory filings.

(2) All Other Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for tax related consulting services.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced a share repurchase program approved by our board of directors on April 20, 2015, which was amended in March 2016. Under the terms of the approved program, we may repurchase up to $80 million worth of our issued and outstanding ADSs. The repurchases have been, made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing. This share repurchase plan is effective until April 20, 2017, and has been implemented in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act. Our board of directors review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The share repurchase program may be suspended or discontinued at any time. We did not repurchase any ADSs under this program in 2016.

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

•                  We follow home country practice that permits our audit committee may comprise two directors rather than three  required under Rule 5605(c)(2) of the NASDAQ.

•                  We followed home country practice that permits us not to disclose in our annual report or website the material terms of all agreements or arrangements between any director, nominee for director and any person or entity other than our company relating to compensation or other payment in connection with that person’s candidacy or services as a director of our company, in lieu of complying with Rule 5250(b)(3) of the NASDAQ.

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

1.3

Amendment to the Amended and Restated Articles of Association of the Registrant, adopted by the shareholders of the Registrant on December 16, 2015 and effective on January 25, 2016 (Incorporated by reference to Exhibit 1.3 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016.)

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

4.13

English translation of Entrusted Loan agreement by and between HanTing Xingkong (Shanghai) Hotel Management Co., Ltd, Ctrip Computer Technology Co., Ltd and China Construction Bank Corporation, dated December 19, 2013 (Incorporated by reference to Exhibit 4.12 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2014.)

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

4.17

Amended and Restated Master Purchase Agreement among China Lodging Group, Limited, AAPC Singapore Pte. Ltd. and AAPC Hong Kong Limited, dated as of December 14, 2014 and amended and restated as of January 25, 2016 (Incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016.)

4.18

Amended and Restated Securities Purchase Agreement between China Lodging Group, Limited and AAPC Hong Kong Limited, dated as of December 14, 2014 and amended and restated as of dated January 25, 2016 (Incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016.)

4.19

Investor and Registration Rights Agreement between China Lodging Group, Limited and AAPC Hong Kong Limited, dated January 25, 2016 (Incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016.)

4.20

Amended and Restated Non-Competition Agreement between Accor S.A., AAPC Hong Kong Limited, China Lodging Group, Limited and Qi Ji dated January 25, 2016 (Incorporated by reference to Exhibit 99.B to the Schedule 13D filed by Accor S.A. and AAPC Hong Kong Limited with the Securities and Exchange Commission on February 5, 2016).

4.21*	Share Purchase Agreement related to Crystal Orange Hotel Holdings Limited between the Vendors named therein and China Lodging Holdings (HK) Limited dated February 25, 2017.

8.1*	Subsidiaries of the Registrant.

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

Date: April 21, 2017

CHINA LODGING GROUP, LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2014, 2015 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA LODGING GROUP, LIMITED

We have audited the accompanying consolidated balance sheets of China Lodging Group, Limited and its subsidiaries (the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016 and the related financial statement schedules. These financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Lodging Group, Limited and its subsidiaries as of December 31, 2015 and 2016 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2017 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/  Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 21, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CHINA LODGING GROUP, LIMITED

We have audited the internal control over financial reporting of China Lodging Group, Limited and its subsidiaries (the “Group”) as of December 31, 2016 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2016 of the Group and our report dated April 21, 2017 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 21, 2017

CHINA LODGING GROUP, LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except share and per share data, unless otherwise stated)

	As of December 31,
	2015	2016	2016
			US$’000 (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	1,237,838	3,235,007	465,938
Restricted cash	360,500	500	72
Short-term investments measured at fair value	506,407	—	—
Accounts receivable, net of allowance of RMB5,559 and RMB11,424 as of December 31, 2015 and 2016, respectively	93,956	141,649	20,402
Loan receivables	26,808	22,410	3,228
Amounts due from related parties	16,157	98,453	14,180
Prepaid rent	429,588	446,127	64,256
Inventories	24,529	21,606	3,112
Other current assets	167,995	208,929	30,091
Total current assets	2,863,778	4,174,681	601,279
Property and equipment, net	3,805,886	3,710,468	534,419
Intangible assets, net	144,812	342,694	49,358
Land use rights	—	145,521	20,959
Long-term investments, including marketable securities measured at fair value of RMB166,546 and RMB204,945 as of December 31, 2015 and 2016, respectively	344,242	1,064,321	153,294
Goodwill	108,344	171,504	24,702
Loan receivables	12,336	7,269	1,047
Other assets	195,446	200,492	28,877
Deferred tax assets	218,677	176,414	25,409
Total assets	7,693,521	9,993,364	1,439,344

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	324,680	298,291	42,963
Accounts payable	585,347	584,731	84,219
Amounts due to related parties	7,653	11,058	1,593
Salary and welfare payables	210,955	274,259	39,501
Deferred revenue	705,607	749,793	107,993
Accrued expenses and other current liabilities	576,160	895,837	129,027
Dividends payable	276,261	—	—
Income tax payable	102,810	152,112	21,909
Total current liabilities	2,789,473	2,966,081	427,205
Deferred rent	945,192	1,023,843	147,464
Deferred revenue	180,861	166,963	24,048
Other long-term liabilities	275,954	323,991	46,664
Deferred tax liabilities	61,293	96,329	13,874
Total liabilities	4,252,773	4,577,207	659,255
Commitments and contingencies (Note 23)
Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 253,978,323 and 281,379,130 shares issued as of December 31, 2015 and 2016, and 250,881,559 and 278,282,366 shares outstanding as of December 31, 2015 and 2016, respectively)	186	204	29
Treasury shares (3,096,764 and 3,096,764 shares as of December 31 2015 and 2016, respectively)	(107,331)	(107,331)	(15,459)
Additional paid-in capital	2,470,099	3,699,056	532,776
Retained earnings	1,007,559	1,812,174	261,007
Accumulated other comprehensive income (loss)	59,596	(4,503)	(649)
Total China Lodging Group, Limited shareholders’ equity	3,430,109	5,399,600	777,704
Noncontrolling interest	10,639	16,557	2,385
Total equity	3,440,748	5,416,157	780,089
Total liabilities and equity	7,693,521	9,993,364	1,439,344

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in thousands, except share and per share data, unless otherwise stated)

	Year Ended December 31,
	2014	2015	2016	2016
				US$’000 (Note 2)
Revenues:
Leased and owned hotels	4,522,431	4,986,872	5,212,405	750,743
Manachised and franchised hotels	742,797	1,123,979	1,411,156	203,249
Others	—	—	31,219	4,496
Total revenues	5,265,228	6,110,851	6,654,780	958,488
Less: Business tax and related taxes	300,500	336,227	116,149	16,729
Net revenues	4,964,728	5,774,624	6,538,631	941,759
Operating costs and expenses:
Hotel operating costs	3,878,027	4,512,147	4,932,173	710,381
Other operating costs	—	—	7,606	1,095
Selling and marketing expenses	187,435	179,568	146,525	21,104
General and administrative expenses	342,128	403,008	492,141	70,883
Pre-opening expenses	186,325	110,011	71,847	10,348
Total operating costs and expenses	4,593,915	5,204,734	5,650,292	813,811
Other operating income (expenses), net	18,551	31,264	(17,440)	(2,512)
Income from operations	389,364	601,154	870,899	125,436
Interest income	23,162	26,712	67,366	9,703
Interest expense	1,533	3,854	11,056	1,592
Other income, net	2,884	6,979	133,755	19,265
Foreign exchange gain (loss)	(246)	7,814	16,481	2,373
Income before income taxes	413,631	638,805	1,077,445	155,185
Income tax expense	113,105	196,529	287,120	41,354
Income (loss) from equity method investments	1,865	(2,896)	6,157	886
Net income	302,391	439,380	796,482	114,717
Less: net income (loss) attributable to noncontrolling interest	(4,957)	2,780	(8,133)	(1,171)
Net income attributable to China Lodging Group, Limited	307,348	436,600	804,615	115,888

Other comprehensive income
Unrealized securities holding gains (loss), net of tax of 9,485, 7,151 and (1,810) for 2014, 2015 and 2016	28,458	68,069	16,449	2,369
Reclassification adjustment of unrealized securities holding gains, net of tax, for gain included in net income	—	—	(67,921)	(9,783)
Foreign currency translation adjustments, net of tax of nil for 2014, 2015 and 2016	(1,082)	3,535	(12,627)	(1,819)
Comprehensive income	329,767	510,984	732,383	105,484
Comprehensive income (loss) attributable to the noncontrolling interest	(4,957)	2,780	(8,133)	(1,171)
Comprehensive income attributable to China Lodging Group, Limited	334,724	508,204	740,516	106,655

Earnings per share:
Basic	1.23	1.74	2.92	0.42
Diluted	1.21	1.70	2.84	0.41
Weighted average number of shares used in computation:
Basic	248,957,645	250,533,204	275,139,070	275,139,070
Diluted	253,004,204	256,104,167	282,889,494	282,889,494

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in thousands, except share data, unless otherwise stated)

	Ordinary Shares		Treasury Shares		Additional Paid-in		Accumulated Other	Noncontrolling
	Share	Amount	Share	Amount	Capital	Retained Earnings	Comprehensive Loss	Interest	Total Equity
Balance at January 1, 2014	247,551,999	182	—	—	2,315,083	539,872	(39,384)	12,038	2,827,791
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	3,144,224	2	—	—	20,851	—	—	—	20,853
Issuance of ordinary shares in exchange of service	51,032	—	—	—	2,000	—	—	—	2,000
Share-based compensation			—	—	31,937	—	—	—	31,937
Excess tax benefit from share-based compensation	—	—	—	—	11,697	—	—	—	11,697
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	25	25
Net income			—	—	—	307,348	—	(4,957)	302,391
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	28,458	—	28,458
Dividend paid to noncontrolling interest holders	—	—	—	—	—	—	—	(5,357)	(5,357)
Foreign currency translation adjustments	—	—	—	—	—	—	(1,082)	—	(1,082)
Balance at December 31, 2014	250,747,255	184	—	—	2,381,568	847,220	(12,008)	1,749	3,218,713
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	3,231,068	2	—	—	23,158	—	—	—	23,160
Share-based compensation	—	—	—	—	52,535	—	—	—	52,535
Excess tax benefit from share-based compensation	—	—	—	—	12,838	—	—	—	12,838
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	8,264	8,264
Net income	—	—	—	—	—	436,600	—	2,780	439,380
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	68,069	—	68,069
Dividend paid to noncontrolling interest holders	—	—	—	—	—	—	—	(4,604)	(4,604)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	2,450	2,450
Repurchase of shares	—	—	(3,096,764)	(107,331)	—	—	—	—	(107,331)
Cash dividends declared	—	—	—	—	—	(276,261)	—	—	(276,261)
Foreign currency translation adjustments	—	—	—	—	—	—	3,535	—	3,535
Balance at December 31, 2015	253,978,323	186	(3,096,764)	(107,331)	2,470,099	1,007,559	59,596	10,639	3,440,748
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	2,505,264	2	—	—	10,581	—	—	—	10,583
Issuance of ordinary shares for acquisition	24,895,543	16	—	—	1,143,505	—	—	—	1,143,521
Share-based compensation	—	—	—	—	55,436	—	—	—	55,436
Excess tax benefit from share-based compensation	—	—	—	—	18,645	—	—	—	18,645
Net income	—	—	—	—	—	804,615	—	(8,133)	796,482
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	16,449	—	16,449
Reclassification adjustment of unrealized securities holding gains, net of tax, for gain included in net income	—	—	—	—	—	—	(67,921)	—	(67,921)
Dividend paid to noncontrolling interest holders	—	—	—	—	—	—	—	(3,677)	(3,677)
Capital contribution from noncontrolling interest holders	—	—	—	—	790	—	—	44,814	45,604
Dispose of non-controlling interest for deconsolidation	—	—	—	—	—	—	—	(27,086)	(27,086)
Foreign currency translation adjustments	—	—	—	—	—	—	(12,627)	—	(12,627)
Balance at December 31, 2016	281,379,130	204	(3,096,764)	(107,331)	3,699,056	1,812,174	(4,503)	16,557	5,416,157

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in thousands, unless otherwise stated)

	Year Ended December 31,
	2014	2015	2016	2016
				US$’000 (Note 2)

Operating activities:
Net income	302,391	439,380	796,482	114,717
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	31,937	52,535	55,436	7,984
Depreciation and amortization	570,722	661,404	694,894	100,086
Deferred taxes	(42,391)	(50,149)	33,446	4,817
Bad debt expenses	4,770	1,997	1,082	156
Deferred rent	182,580	130,301	103,322	14,881
Loss (gain) from disposal of property and equipment	803	(5,519)	9,333	1,344
Impairment loss	27,391	95,608	153,741	22,143
Loss (Income) from equity method investments	(1,865)	2,896	(6,157)	(886)
Investment loss (income)	(3,037)	(2,767)	(116,763)	(16,817)
Excess tax benefit from share-based compensation	(11,697)	(12,838)	(18,645)	(2,685)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(18,773)	(5,749)	(46,211)	(6,656)
Prepaid rent	(21,577)	(44,430)	(25,380)	(3,655)
Inventories	4,130	5,952	3,923	565
Amounts due from related parties	256	—	(9,314)	(1,341)
Other current assets	(42,369)	(15,518)	(40,813)	(5,878)
Other assets	(13,220)	1,787	(5,046)	(727)
Accounts payable	18,016	14,194	59,129	8,516
Amounts due to related parties	810	1,250	7,489	1,079
Salary and welfare payables	38,813	24,532	60,669	8,738
Deferred revenue	253,562	216,805	19,529	2,813
Accrued expenses and other current liabilities	58,995	121,502	202,351	29,145
Income tax payable	45,274	56,019	64,087	9,230
Other long-term liabilities	68,494	60,481	51,072	7,355
Net cash provided by operating activities	1,454,015	1,749,673	2,047,656	294,924
Investing activities:
Purchases of property and equipment for hotels in operation and headquarters	(282,467)	(315,117)	(296,353)	(42,684)
Purchases of property and equipment for hotels under development	(648,455)	(325,105)	(206,783)	(29,783)
Purchases of intangibles	(10,423)	(8,818)	(13,557)	(1,953)
Amount received as a result of government zoning	10,557	6,721	2,099	302
Acquisitions, net of cash received	(16,050)	(19,153)	131,501	18,940
Proceeds from disposal of subsidiary and branch, net of cash disposed	18,484	5,000	(20,668)	(2,977)
Purchase of long-term investments	(191,064)	(105,707)	(293,125)	(42,219)
Proceeds from maturity/sale of long-term investments	88,266	14,410	14,842	2,138
Payment for shareholder loan to joint venture	(15,640)	(1,386)	(39,387)	(5,673)
Collection of shareholder loan from joint venture	—	1,522	9,285	1,337
Purchases of short-term investments	(75,210)	(434,811)	—	—
Proceeds from maturity/sale of short-term investments	55,499	—	526,443	75,824
Payment for the origination of loan receivables	—	(53,000)	(36,420)	(5,246)
Proceeds from collection of loan receivables	—	45,587	45,885	6,609
Decrease (increase) in restricted cash	3,317	(360,500)	360,000	51,851
Net cash provided by (used in) investing activities	(1,063,186)	(1,550,357)	183,762	26,466

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	20,985	22,619	12,206	1,759
Payment of share repurchase	—	(107,331)	—	—
Proceeds from short-term debt	300,000	589,376	281,719	40,576
Repayment of short-term debt	(300,000)	(283,516)	(332,555)	(47,898)
Funds advanced from noncontrolling interest holders	—	5,432	11,453	1,650
Repayment of funds advanced from noncontrolling interest holders	(1,559)	(900)	(600)	(86)
Acquisitions of noncontrolling interest	(4,083)	(4,083)	(4,083)	(588)
Contribution from noncontrolling interest holders	—	2,450	45,604	6,568
Dividend paid to noncontrolling interest holders	(5,357)	(4,604)	(3,677)	(530)
Dividend paid	—	—	(276,261)	(39,790)
Excess tax benefit from share-based compensation	11,697	12,838	18,645	2,685
Net cash provided by (used in) financing activities	21,683	232,281	(247,549)	(35,654)
Effect of exchange rate changes on cash and cash equivalents	(1,082)	(2,624)	13,300	1,916
Net increase (decrease) in cash and cash equivalents	411,430	428,973	1,997,169	287,652
Cash and cash equivalents at the beginning of the year	397,435	808,865	1,237,838	178,286
Cash and cash equivalents at the end of the year	808,865	1,237,838	3,235,007	465,938
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	1,533	3,854	9,415	1,356
Income taxes paid	110,222	190,660	184,414	26,561
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	585,119	513,168	453,281	65,286
Consideration payable for business acquisition	7,560	113,458	172,813	24,890
Purchase of intangible assets included in payables	8,682	7,646	7,267	1,047
Reimbursement of government zoning included in receivables	1,000	2,099	2,700	389
Proceeds from disposal of subsidiary and branch included in receivables	5,000	—	—	—
Acquisition of noncontrolling interest included in payables	8,167	4,083	—	—
Issuance of ordinary shares for acquisition	—	—	1,143,521	164,701

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

1.              ORGANIZATION AND PRINCIPAL ACTIVITIES

China Lodging Group, Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries (the “Group”) are to develop leased and owned, manachised and franchised hotels under the “Joya Hotel”, “Manxin Hotels & Resorts “, “JI Hotel”, “Starway Hotel” , “HanTing Hotel”, “Elan Hotel” and “Hi Inn” brands in the People’s Republic of China (“PRC”). The Group also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

Leased and owned hotels

The Group leases hotel properties from property owners or purchases properties directly and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the Group brands at the beginning of the lease or the construction, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease or the land and building certificate.

Under the lease arrangements, the Group typically receives rental holidays of two to six months and pays rent on a quarterly or biannual basis. Rent is typically subject to the fixed escalations of three to five percent every three to five years. The Group recognizes rental expense on a straight-line basis over the lease term.

As of December 31, 2015 and 2016, the Group had 616 and 624 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically eight to ten years and are renewable upon mutual agreement between the Group and the franchisee. The Group also has some franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2015 and 2016, the Group had 2,067 and 2,471 manachised hotels in operation and 80 and 174 franchised hotels in operation, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment and intangible assets, valuation allowance of deferred tax assets, purchase price allocation, impairment of goodwill, share-based compensation and costs related to its customer loyalty program.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash mainly represents deposits used as security against borrowings and deposits restricted due to contract disputes or lawsuit.

Investments

Investments represent available-for-sale securities, cost-method investments, and equity-method investments

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The Group accounts for the investment in entities with significant influence under equity-method accounting. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of comprehensive income. Dividends received reduce the carrying amount of the investment. When the Group’s share of loss in an equity-method investee equals or exceeds its carrying value of the investment in that entity, the Group continues to report its share of equity method losses in the statements of comprehensive income to the extent and as an adjustment to the carrying amount of its other investments in the investee. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than- temporary.

As a result of the impairment analysis, the Group recorded an impairment of RMB3,208, in 2016. No impairment charge was recorded in 2014 or 2015.

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

Loan receivables

Loan receivables are measured at amortized cost with interest accrued based on the contract rate. The Group classified loan receivables as long-term or short-term investments according to their contractual maturity or expected holding time.  The Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the life of loans on an individual basis based on the Group’s past experiences, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. A valuation allowance will be established for the loans unable to collect. No valuation allowance has been recorded in 2014, 2015 or 2016 based on the result of the assessment.

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

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and amortization. The renovations, betterments and interest cost incurred during construction are capitalized. Depreciation and amortization of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

Leasehold improvements	Shorter of the lease term or their estimated useful lives
Buildings	20-40 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
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

Intangible assets, net and unfavorable lease

Intangible assets consist primarily of brand name,  master brand agreement, non-compete agreements, franchise agreements and favorable leases acquired in business combinations and purchased software. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including brand name, master brand agreement, non-compete agreements, franchise agreements and favorable lease agreements acquired from business combination are recognized and measured at fair value upon acquisition. Non-compete agreements, franchise agreements and favorable lease agreements are amortized over the expected useful life, remaining franchise contract terms and remaining operating lease terms. Unfavorable lease agreements from business combination transactions are recognized as other long-term liabilities and are amortized over the remaining operating lease terms. Purchased software is stated at cost less accumulated amortization.

Brand name is considered to have an indefinite life. Master brand agreement, acquired in Accor acquisition (Note 3), granted the Group the exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and the non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia with initial term of 70 years, and can be renewed without substantial obstacles.  As a result, the useful life is also determined to be indefinite. The Group evaluates the brand name and master brand agreement each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group measures the impairment by comparing the fair value of brand name and master brand agreement with its carrying amount. If the carrying amount of brand name and master brand agreement exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Group measured the fair value of the brand name under the relief-from-royalty method and the master brand agreement under the multi-period excess earnings method. Management performs its annual brand name and master brand agreement impairment test on November 30.

Land use rights

Land use rights, which are all located in PRC, are recorded at cost and amortized on a straight-line basis over the remaining term of the land certificates, between 30 to 50 years.

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

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the property and equipment exceed the future undiscounted net cash flows, and recognized an impairment loss of RMB27,203,  RMB93,163 and RMB150,533 during the year ended December 31, 2014, 2015 and 2016, respectively.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
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

The Group recognized goodwill impairment of RMB188, RMB2,445 and nil for years ended December 31, 2014, 2015 and 2016, respectively.

Accruals for customer loyalty program

The Group invites its customers to participate in a customer loyalty program. The membership has an unlimited life. Members enjoy favorable treatment such as more convenient check-out procedures and late check-out, discounts on room rates and accumulate membership points for their paid stays or their purchasing of products and services provided in the hotels, which can be redeemed for offset the room charges, or used to buy products in Hua Zhu mall within two years after the points are earned. The estimated incremental costs to provide room night awards and other products are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as cost and expense in the accompanying consolidated statements of comprehensive income. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2015 and 2016, the accruals for estimated liabilities under the customer loyalty program amounted to RMB113,749 and RMB121,066, respectively.

Deferred revenue

Deferred revenue generally consists of non-refundable advances received from customers for rental of rooms, cash received for membership fees and initial franchise fees received prior to the Group fulfilling its commitments to the franchisees.

Revenue recognition

Revenue from leased and owned hotels is derived from hotel operations, mainly including the rental of rooms, food and beverage sales and souvenir sales. Revenue is recognized when rooms are occupied and food and beverages and souvenirs are sold.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In addition, the Group accounts for hotel manager fees related to the manachised hotels under the franchise program as revenues. Pursuant to the franchise agreements, the Group charges the franchisees fixed hotel manager fees to cover the manachised hotel managers’ payroll, social welfare benefits and certain other out-of-pocket expenses that the Group incurs on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2014, 2015 and 2016, the hotel manager fees that were recognized as revenue were RMB166,572, RMB261,743 and RMB321,346, respectively.

Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years which reflects the expected membership retention. Revenues recognized from the customer loyalty program were RMB107,737, RMB130,644 and RMB145,459 for the years ended December 31, 2014, 2015 and 2016, respectively.

Other revenues are derived from activities other than the operation of hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels. Revenues from Hua Zhu mall are commissions charged from suppliers for goods sold through the platform and are recognized upon delivery of goods to end customers when its suppliers’ obligation is fulfilled and collectability is reasonably assured.  Revenues from IT products are recognized when goods are delivered and revenues from IT services are recognized when services are rendered.

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

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB79,806, RMB47,971 and RMB64,666 for the years ended December 31, 2014, 2015 and 2016, respectively.

Government grants

Government grants represent cash received by the Group in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes.  The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received and when all the conditions for their receipts have been satisfied.  Government grants recognized were RMB19,657, RMB28,188 and RMB83,498 for the years ended December 31, 2014, 2015 and 2016, respectively, which were recorded as other operating income.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Leases

A lease of which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the initial lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent. As of December 31, 2015 and 2016, deferred rent of RMB37,224 and RMB37,648 were recorded as other current liabilities and RMB945,192 and RMB1,023,843 were recorded as long-term liabilities, respectively.

Capitalization of interest

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. The interest expense incurred for the years ended December 31, 2014, 2015 and 2016 were RMB14,733, RMB5,383 and RMB11,056, of which RMB13,200, RMB1,529 and nil were capitalized as additions to assets under construction, respectively.

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

Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term and long-term investments, loan receivables, amount due from related parties and accounts receivable.

All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group management believes to be high credit quality. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk and the Group’s short-term and long-term investments consist of equity investments in listing and private companies. The Group’s loan receivables are lent to entities with high credit quality. The Group conducts credit evaluations on its group and agency customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

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

The estimated fair value of the Group’s financial instruments of which the inputs used to value are classified as Level 2 and are not reported at fair value, including cash, restricted cash, loan receivables, receivables, payables and accruals, approximates their carrying value due to their short-term nature or because the interest rate approximates market rate. Cost-method investments are presented at cost unless impaired based on the result of impairment assessment, as the investees are all private entities and their fair values are not practicable to obtain without undue cost. As of December 31, 2015 and 2016, cost-method investments were RMB145,302 and RMB172,571, respectively.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates.

As of December 31, 2015 and 2016, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

			Fair Value Measurements at Reporting Date Using
Year Ended December 31,	Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2015	Short-term available-for-sale securities	506,407	506,407
2015	Long-term available-for-sale securities	166,546	166,546
2016	Long-term available-for-sale securities	247,085	204,945	42,140

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the years ended December 31, 2014, 2015 and 2016:

			Fair Value Measurements at Reporting Date Using
Year Ended December 31,	Description	Fair Value for Year Ended December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for the Year
2014	Property and equipment	13,561			13,561	27,203
2014	Goodwill	—			—	188
2015	Property and equipment	21,879			21,879	93,163
2015	Goodwill	—			—	2,445
2016	Property and equipment	20,706			20,706	150,533
2016	Long-term investments	—			—	3,208

As a result of reduced expectations of future cash flows from certain leased hotels, the Group determined that the hotels property and equipment with a carrying amount of RMB40,764, RMB115,042 and RMB171,239  was not fully recoverable and consequently recorded an impairment charge of RMB27,203, RMB93,163 and RMB150,533 for the years ended December 31, 2014, 2015 and 2016, respectively. The Group also determined that the goodwill amount with a carrying amount of RMB188 and RMB2,445 was impaired as a result of the impairment assessment for the year ended December 31, 2014 and 2015. As a result of the impairment assessment, the Group determined that the long term investment with a carrying amount of RMB3,208 was impaired for the year ended December 31, 2016.

Fair value of the property and equipment as well as the reporting units was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its long-lived assets held and used and its reporting units are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable input used in the fair value measurement, which are 4% and 20%, respectively, for the years ended December 31, 2014, 2015 and 2016.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group’s judgement of likely future performance and will be adjusted in future periods based on the actual performance. Compensation expenses for the awards with market conditions are recognized during the requisite service period, even if the market condition is never satisfied. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended December 31, 2014, 2015 and 2016, the Group recognized share-based compensation expenses of RMB31,937, RMB52,535 and RMB55,436, respectively, which was classified as follows:

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Year Ended December 31,
	2014	2015	2016
Hotel operating costs	6,830	8,835	13,603
Selling and marketing expenses	939	907	811
General and administrative expenses	24,168	42,793	41,022
Total	31,937	52,535	55,436

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

Segment reporting

The Group operates and manages its business as a single segment, and the acquired business has been migrated to the Group’s business. The Group primarily generates its revenues from customers in the PRC. Substantially all of the Group’s long-lived assets are located in the PRC.

Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. As of December 31, 2016, under the repurchase plan, the Company had repurchased an aggregate of 3,096,764 ordinary shares on the open market for total cash consideration of RMB107,331. The repurchased shares were presented as “treasury shares” in shareholders’ equity on the Group’s consolidated balance sheets.

Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which amended the existing accounting standards for revenue recognition. The core principle of the new guidance is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple element arrangements. Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The Company must adopt ASU 2016-10, ASU 2016-12 and ASU 2016-20 with ASU 2014-09 (collectively, the “new revenue standards”). The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The new revenue standards become effective for the Company on January 1, 2018. The Group currently anticipates adopting the new revenue standards using the full retrospective method. The Group is still in the process of assessing the impact of the ASUs on the Group’s consolidated financial statements.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU will be effective for fiscal years beginning after December 15, 2018 for public entities, and it will be effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Group expects material changes to its consolidated balance sheet. As of December 31, 2016, the Group has RMB19,054 million of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (Note 23).

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

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of this ASU on the consolidated financial statements.

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In August, 2016, the FASB issued ASU 2016-15, which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The primary purpose of the ASU is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. The ASU’s amendments add or clarify guidance on eight cash flow issues, including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Group is in the process of evaluating the impact on the consolidated financial statements.

In October, 2016, the FASB issued ASU 2016-16, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU, which is part of the Board’s simplification initiative, is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property. For public business entities, the ASU is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted for all entities as of the beginning of a fiscal year for which neither the annual or interim (if applicable) financial statements have been issued or made available for issuance. The Group does not expect the adoption of this ASU will have significant impact on the consolidated financial statements.

In November, 2016, the FASB issued ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. Key requirements of the ASU are as follows:

• An entity should include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU does not define the terms “restricted cash” and “restricted cash equivalents” but states that an entity should continue to provide appropriate disclosures about its accounting policies pertaining to restricted cash in accordance with other GAAP. The ASU also states that any change in accounting policy will need to be assessed under ASC 250.

• A reconciliation between the statement of financial position and the statement of cash flows must be disclosed when the statement of financial position includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents.

• Changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents should not be presented as cash flow activities in the statement of cash flows.

• An entity with a material balance of amounts generally described as restricted cash and restricted cash equivalents must disclose information about the nature of the restrictions.

For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Group expects the adoption of this ASU will impact its cash flow statements to the extent of restricted cash.

In January, 2017, the FASB issued ASU 2017-04, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, the ASU clarifies the requirements for excluding and allocating foreign currency translation adjustments to reporting units in connection with an entity’s testing of reporting units for goodwill impairment. The ASU also clarifies that an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. For public business entities, the ASU is effective prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact on the consolidated financial statements.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes which simplifies the presentation of deferred taxes on the balance sheet by requiring classification of all deferred tax items as noncurrent including valuation allowances by jurisdiction. The ASU is effective for public entities for annual and interim periods beginning after December 15, 2016, and interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of any interim or annual reporting period. The Group early adopted the ASU and all the deferred tax assets and liabilities have been classified as long-term as of December 31, 2016.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9430, on December 31, 2016, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2016, or at any other rate.

3.              ACQUISITIONS

(i) During the years ended December 31, 2014, 2015 and 2016, the Group acquired one individual hotel, one hotel chain and two individual hotels, and two individual hotels for total cash consideration of RMB12,975, RMB127,226 and RMB3,000, respectively. The individual hotels were in the form of leased hotel and the hotel chain acquired contained 13 leased hotels and several manachised and franchised hotels. The business acquisitions were accounted for under purchase accounting.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2014	2015	2016	Amortization Period
Current assets	25	3,382	5,330
Property and equipment	10,477	74,222	28,412	5-10 years
Favorable leases	3,330	41,283	5,004	remaining lease terms
Deferred tax assets	—	515	—
Franchise agreements	—	3,300	—	remaining contracts terms
Goodwill	—	46,135	—
Other noncurrent assets	—	663	—
Current liabilities	—	(22,864)	(34,495)
Deferred tax liabilities	(832)	(11,146)	(1,251)
Noncontrolling interest	(25)	(8,264)	—
Total	12,975	127,226	3,000

(ii) In January 2016, the Group completed the transaction of strategic alliance with AccorHotels (“Accor”). Pursuant to the master purchase agreement, the Group acquired 100% equity interest of certain wholly-owned subsidiaries of Accor engaged in the business of owning, leasing franchising, operating and managing hotels under Accor brands in the midscale and economy market in the PRC, Taiwan and Mongolia, as well as a non-controlling stake of 28.16% for Accor Luxury and Upscale hotel operating platform, held by AAPC Hotel Management Limited (“AAPC LUB”) in Greater China. The total consideration consists of consideration amounted to RMB1,143,521 , which was measured at the market price of the 24,895,543 ordinary shares on the issuance date and cash consideration of RMB120,439.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The net revenue and net income of the acquirees included in the consolidated statements of operations for the year ended December 31, 2016 were RMB152,595, and RMB64,047, respectively.

The following table summarizes unaudited pro forma results of operation for the year ended December 31, 2015 and 2016 assuming that the acquisition occurred as of January 1, 2015. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2015.

	Year Ended December 31,
	2015	2016
Pro forma net revenue	5,955,538	6,548,083
Pro forma net income	478,770	806,921

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2016	Amortization Period
Current assets	207,396
Property and equipment	311,045	5-30 years
Favorable leases	3,009	remaining lease terms
Master brand agreement	192,000
Land use rights	149,668	remaining contracts terms
Long-term investments	417,604
Goodwill	63,160
Other noncurrent assets	1,664
Current liabilities	(38,634)
Deferred tax liabilities	(42,952)
Total	1,263,960

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes. Goodwill is allocated to one single reporting unit.

4.              SHORT-TERM INVESTMENTS MEASURED AT FAIR VALUE

The short-term investments measured at fair value as of December 31, 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
HMIN	506,407	—

In 2015, the Group purchased 2,282,951 ADS of HOMEINNS HOTEL GROUP (“HMIN”), a hotel chain listed in NASDAQ in the USA, from open market for consideration of RMB434,811. As of December 31, 2015, the Group holds approximately 4.7% of HMIN’s total outstanding shares. Given the level of investment, the Group accounts for its investment in HMIN as “available-for-sale” and measured the fair value at every period end. The unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. As of December 31, 2015, the Group recorded the investment in HMIN at the fair value of RMB506,407, with the fair value increase of RMB46,617 recorded to other comprehensive income. In 2016, the Group sold all the 2,282,951 ADS and reclassified the accumulated unrealized gain of RMB67,921 from other comprehensive income to other income accordingly.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

5.              LOAN RECEIVABLES, CURRENT PORTION

The loan receivables, current portion, as of December 31, 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
Loan receivables from franchisees	16,955	14,649
Loan receivables from other entities	9,853	7,761
Total	26,808	22,410

The Group entered into entrusted loan agreements with certain franchisees with the typical terms to be two to three years and annual interest rates ranging from 8.0% to 8.5%, among which those with due date within 12 months were classified as short-term loan receivables. The Group recognized RMB184, RMB1,124 and RMB1,292 interest income for the short-term parts of the loans in 2014, 2015 and 2016, respectively.

Loan receivables from other entities represents the loans the Company lent to other un-related private entities with the annual interest rates ranging from 0% to 12% with the due date within 12 months. The Group recognized RMB91, RMB2,273 and RMB1,186 interest income for the loans in 2014, 2015 and 2016, respectively.

6.              PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2015	2016
Cost:
Buildings	12,115	255,646
Leasehold improvements	5,354,550	5,563,815
Furniture, fixtures and equipment	838,380	925,174
Motor vehicles	820	820
	6,205,865	6,745,455
Less: Accumulated depreciation	(2,582,184)	(3,196,496)
	3,623,681	3,548,959
Construction in progress	182,205	161,509
Property and equipment, net	3,805,886	3,710,468

Depreciation expense was RMB559,918, RMB648,277 and RMB673,784 for the years ended December 31, 2014, 2015 and 2016, respectively.

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

In 2015, the Group demolished one leased hotel due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB2,301 associated with this hotel and recognized a gain of RMB5,519 as other operating income with RMB5,721 and RMB2,099 cash received in 2015 and 2016, respectively.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In 2016, the Group demolished two leased hotels due to local government zoning requirements. As a result, the Group wrote off property and equipment of RMB9,905 associated with these hotels and recognized loss of RMB7,205 as other operating loss, which is net of RMB2,700 has been recorded as a receivable in other current assets as of December 31, 2016.

As of December 31, 2016, the Group has been formally notified by local government authorities that two additional leased hotels of the Group will likely be demolished due to local government zoning requirements. The aggregate carrying amount of property and equipment at the associated hotels was RMB7,749 as of December 31, 2016. Neither of the associated hotels has recorded intangible assets or goodwill. The Group has not recognized any impairment as expected cash flows from the hotels’ operations prior to demolition and expected amounts to be received as a result of the demolition will likely exceed the carrying value of such assets. The Group estimated amounts to be received based on the relevant PRC laws and regulations, terms of the lease agreements, and the prevailing market practice.

7.              INTANGIBLE ASSETS, NET AND UNFAVORABLE LEASE

Intangible assets, net consist of the following:

	As of December 31,
	2015	2016
Intangible assets with indefinite life:
Brand name	28,600	28,600
Master brand agreement (Note 3)	—	192,000
Intangible assets with definite life:
Franchise agreements	11,000	11,000
Non-compete agreement	400	400
Favorable lease agreements	120,661	135,874
Purchased software	44,405	55,101
Total	205,066	422,975
Less: Accumulated amortization	(60,254)	(80,281)
Total	144,812	342,694

Unfavorable lease

	As of December 31,
	2015	2016
Unfavorable lease agreements	3,924	3,924
Less: Accumulated amortization	(2,893)	(3,102)
Unfavorable lease agreements, net	1,031	822

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

Amortization expense of intangible assets for the years ended December 31, 2014, 2015 and 2016 amounted to RMB11,101, RMB13,415 and RMB17,173, respectively.

The annual estimated amortization expense for the above intangible assets and unfavorable lease for the following years is as follows:

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	Amortization for Intangible Assets	Amortization for Unfavorable Lease	Net Amortization
2017	15,793	(130)	15,663
2018	14,687	(130)	14,557
2019	14,259	(130)	14,129
2020	13,898	(130)	13,768
2021	13,213	(130)	13,083
Thereafter	50,246	(172)	50,074
Total	122,096	(822)	121,274

8.              LAND USE RIGHTS

Land use rights consist of the following:

	As of December 31,
	2015	2016
Land use rights (Note 3)	—	149,668
Less: Accumulated amortization	—	(4,147)
Total	—	145,521

Amortization expense of land use rights for the year ended December 31, 2016 amounted to RMB4,147.

9.              LONG-TERM INVESTMENTS

The long-term investments as of December 31, 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
Available-for-sale securities:
Quanjude	166,546	159,305
Tang Palace	—	18,856
Banyan Tree	—	26,784
Cjia	—	42,140
Cost-method investments:
UBOX/BJ UBOX	48,220	48,220
BJ GOOAGOO/GOOAGOO	59,939	60,000
Founder Service	20,000	45,000
Qingpu	17,143	17,143
Other investments	—	2,208
Equity-method investments:
Sheen Star	20,862	20,862
Yibang	770	—
Distrii	—	28,562
AAPC LUB	—	446,100
China Young	—	43,054
CREATER	—	100,000
Other investments	10,762	6,087
Total	344,242	1,064,321

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
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

In 2016, the Group purchased 8,430,000 ordinary shares of Hong Kong Tang Palace Food & Beverage Group (“Tang Palace”), a top restaurant brand listed in Hong Kong Stock Exchange in China, from open market for consideration of RMB16,887. As of December 31, 2016, the Group holds approximately 1.99% of Tang Palace’s total outstanding shares.

In December 2016, the Group purchased 11,635,400 ordinary shares of Banyan Tree Holdings Limited (“Banyan Tree “), a leading, international hospitality brand that manages and develops premium resorts, hotels and spas listed in Singapore Stock Exchange in Singapore, from open market for consideration of RMB27,328. As of December 31, 2016, the Group holds approximately 1.53% of Banyan Tree’s total outstanding shares.

Given the level of investments, the Group accounts for its investments in Quanjude, Tang Palace, and Banyan Tree as “available-for-sale” and measured the fair value at every period end. The unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. For the years ended December 31, 2015 and 2016, the Group recorded RMB21,451 increase and RMB4,856 decrease in fair value of these available-for-sale securities, net of tax, in other comprehensive income, respectively.

In 2016, the Group sold its subsidiary- Chengjia Hotel Management Co., Ltd. to Chengjia (Shanghai) Apartment management Co., Limited (“Cjia”), the Group’s equity investee. As a result, the Group recognized a gain of RMB49,630 in other income. As of December 31, 2016, the Group had approximately 22.52% equity interest of Cjia and also a sixty-month convertible note with original value of RMB 51,200, which is convertible at the option of the Group to ordinary shares at any time, while other investors can also require the Group to convert within the last 12 months of the note. The convertible note is recorded as an available-for-sale investment. The Group recognized its share of loss in Cjia of RMB24,615 in income (loss) from equity method investments in 2016, which reduced the cost of equity-method investment to zero and further adjusted the carrying amount of convertible note balance to RMB42,140. The remaining carrying amount of the convertible note approximated its fair value as of December 31, 2016.

Cost-method investments:

From 2012 to 2013, the Group invested in preferred shares and convertible promissory notes of UBOX International Holdings Co., Limited (“UBOX”), a privately-held company, with the total consideration of RMB40,517. The convertible notes were subsequently converted to ordinary shares of UBOX in 2013 and 2014. As a result of restructuring of UBOX group, the investment in UBOX has been converted to the investment of ordinary shares of Beijing UBOX On-line Technology Co., Ltd. (“BJ UBOX”). The Group has additionally injected RMB7,703 to BJ UBOX in 2015. As of December 31, 2015 and 2016, the Group had approximately 3.6% and 3.24% equity interest of BJ UBOX, respectively. The investments were accounted for using the cost method since the Group does not have the ability to exert significant influence over the operating and financing activities of UBOX or BJ UBOX.

In November 2014, the Group purchased 8% equity interest in Beijing GOOAGOO Technology Service Co., Ltd. (“BJ GOOAGOO”), a high-tech service provider for Offline-To-Online data processing and platform operation, for the consideration of RMB10,289. BJ GOOAGOO started restructuring process in 2015. In September 2015, the Group purchased 45,000,000 series A preferred shares for the consideration of RMB45,000 and RMB4,650 convertible notes in Gooagoo Group Holdings Limited (“GOOAGOO”). Each series A preferred share and convertible note shall be convertible at the option of the holder at any time to ordinary shares. As a result of restructuring of GOOAGOO group in 2016, the Group’s investments in BJ GOOAGOO had been all converted to equity interest of GOOAGOO and had approximately 19.43% equity interest of GOOAGOO as of December 31, 2016. The Group accounted for the investment under cost method since the Group does not have the ability to exert significant influence over those companies.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In September 2015, the Group purchased 10% equity interest in Shanghai Founder Service Co., Ltd. (“Founder Service”), a serviced office space provider for newly founded companies, for the consideration of RMB20,000. In October 2016, the Group invested another RMB25,000 to Founder Service, and as of December 31, 2016, the Group had approximately 10.87% equity interest of Founder Service. The Group accounted for the investment under cost method since the Group does not have the ability to exert significant influence over Founder Service.

In December 2015, the Group purchased 10% equity interest in Beijing Qingpu Tourism Culture Development Co., Ltd. (“Qingpu”), a cultural activities organizer and tourism service provider, for the consideration of RMB17,143. The Group accounted the investment under cost method since the Group does not have the ability to exert significant influence over Qingpu.

Other investments included several insignificant cost method investments in certain privately-held companies.

Equity-method investments:

In April 2014, the Group set up Sheen Star together with Mr. Qi Ji, the founder, executive chairman of the Group and a third party. Sheen Star is a real estate investment company which the Group contributed RMB20,990 and owned equity interest of 19.99%, and Mr. Qi Ji owned 50.01%. The Group accounted for the investment in Sheen Star under equity-method as the Group has the ability to exert significant influence. The Group recognized investment loss of nil, RMB153 and nil in income (loss) from equity method investments in 2014, 2015 and 2016, respectively.

In May 2013, the Group acquired 30% equity interest in Lijiang Yibang Changchunteng Hotel Co., Limited (“Yibang”) for consideration of RMB430. In April 2014, The Group acquired additional 20% equity interest in Yibang for consideration of RMB285. The Group accounted for the investment under equity-method because the Group has the ability to exert significant influence but does not have the control over Yibang. The Group recognized investment income of RMB2,197, investment loss of RMB1,712 and investment loss of RMB770 in 2014, 2015 and 2016, respectively, which was recorded in income (loss) from equity method investments. In June 2016, the Group disposed all the 50% equity interest of Yibang for consideration of RMB715, and recognized gain of RMB715 upon disposition in other income (loss) in 2016.

In July 2014, the Group acquired 30% equity interest in Shanghai Campsort Travel Development Co., Ltd. (“Campsort”),  a new resort hotel chain in China, for consideration of RMB15,000. In November 2014, the Group transferred 6% equity interest to Shanghai Homeinn Hotel Management Co., Ltd. for consideration of RMB3,000. As of December 31, 2014, the Group held 24% equity interest of Campsort and accounted for the investment under equity-method because the Group has the ability to exert significant influence over Campsort. The Group recognized investment loss of RMB356 in income (loss) from equity method investments in 2014. In November 2015, the Group disposed of the 24% equity interest of Campsort for consideration of RMB14,410, and recognized gain of RMB2,766 upon disposition in other income in 2015.

In January 2016, the Group set up Shanghai Distrii Technology Development Co., Ltd. (“Distrii”) together with another founder. Distrii is an office rental service company in which the Group contributed RMB35,000 and owned equity interest of 39.00%. The Group accounted for the investment in Distrii under equity-method as the Group has the ability to exert significant influence. The Group recognized investment loss of RMB6,438 in income (loss) from equity method investments in 2016.

In January 2016, the Group acquired 28.16% equity interest in AAPC LUB(Note 3). The Group accounted for the investment in AAPC LUB under equity-method as the Group has the ability to exert significant influence. The Group recognized investment income of RMB28,496 in income (loss) from equity method investments in 2016.

In 2016, the Group accumulatively purchased 982 ordinary shares and 5,610 Series B Preferred Shares of China Young Professionals Apartment Management Limited (“China Young”), which in total accounts for 36.72% of its equity interest, for consideration of RMB44,904. Each series B preferred shares shall be convertible at the option of the holder at any time to ordinary shares. The Group accounted for the investment in China Young under equity-method as the Group has the ability to exert significant influence. The Group recognized investment loss of RMB1,851 in income (loss) from equity method investments in 2016.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In December 2016, the Group acquired 20% equity interest in Shanghai CREATER Industrial Co., Ltd. (“CREATER”), a staged office space company in China, for consideration of RMB100,000. The Group accounted for the investment under equity-method because the Group has the ability to exert significant influence over CREATER.

Other investments included several insignificant equity investments in certain privately-held companies.

10.       GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2014, 2015 and 2016 were as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
Balance at January 1, 2014	66,650	(1,808)	64,842
Impairment losses recognized	—	(188)	(188)
Balance at December 31, 2014	66,650	(1,996)	64,654
Increase in goodwill related to acquisitions	46,135	—	46,135
Impairment losses recognized	—	(2,445)	(2,445)
Balance at December 31, 2015	112,785	(4,441)	108,344
Increase in goodwill related to acquisitions	63,160	—	63,160
Balance at December 31, 2016	175,945	(4,441)	171,504

11.       LOAN RECEIVABLES, NON-CURRENT PORTION

The loan receivables, non-current portion as of December 31, 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
Loan receivables from franchisees	12,336	7,269

The Group entered into entrusted loan agreements with certain franchisees with the typical terms of two to three years and the annual interest rates from 8% to 8.5%. The Company classified those with due date over 12 months to be non-current. The Group recognized RMB266, RMB986 and RMB1,091 interest income for the non-current loan receivables in 2014, 2015 and 2016, respectively.

12.       DEBT

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

In September 2012, the Group entered into a three-year revolving bank credit facility under which the Group can draw-down up to RMB300,000 by October 9, 2015. In December 2013, the Group renewed the bank credit facility under which the Group can borrow up to RMB500,000 by December 11, 2016. The interest rate for this credit facility was determined on the draw-down date and the credit facility was not collateralized. In 2013, 2014 and 2015, the Group has drawn down the credit facility of RMB104,540, nil and RMB100,000 and repaid RMB104,540, nil and RMB100,000, respectively. The weighted average interest rate for borrowings drawn under such credit facility was 6.0% and 5.61% for the year ended December 31, 2013 and 2015, respectively. As of December 31, 2015, a letter of guarantee of RMB700 was issued under this credit facility, and RMB499,300 was available for future borrowing. This facility expired on December 11, 2016.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
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

In July 2015, the Group entered into a one-year bank loan contract, under which the Group can borrow up to US$50 million for the period ended June 30, 2016, and the Group had a RMB360,000 deposit pledged accordingly. The interest rate of this borrowing is based on the three-month Libor on draw-down date plus 1.2%. In 2015, the Group had drawn down US$50 million under this contract and fully repaid the amount in 2016. The weighted average interest rate for borrowings drawn under such credit facility was 1.50% and 1.81% for the year ended December 31, 2015 and 2016, respectively.

In January 2016, the Group entered into a one-year bank revolving loan agreement under which the Group can borrow up to US$43 million for the period ended January 1, 2017. The interest rate is based on the one-, two- or three-month Libor on draw-down date plus no less than 2%. As of December 31, 2016, the Group had drawn down US$43 million under this agreement and repaid nil. The weighted average interest rate of borrowings drawn under this agreement was 2.70% for the year ended December 31, 2016.

In May 2016, the Group entered into a one-year revolving corporation overdraft facility agreement under which the Group can borrow up to RMB50,000, of which each draw-down should last no longer than three months, by May 16, 2017. The interest rate for each draw-down is established on the draw-down date and is based on the People’s Bank of China’s one-year benchmark interest rate for loans on the draw-down date. As of December 31, 2016, the Group had drawn down nil under this agreement.

In September 2016, the Group entered into a one-year revolving general credit facility under which the Group can borrow up to RMB200,000 by September 30, 2017. The interest rate for each draw-down will be established in each draw-down agreement. As of December 31, 2016, the Group had drawn down nil under this agreement.

13.       ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2015	2016
Payable for business acquisitions	111,696	171,484
Business taxes, value-added tax and other surcharge payables	69,158	31,177
Accrual for customer loyalty program	113,749	121,066
Payable to noncontrolling interest holders	23,938	34,791
Payable to franchisees	34,474	212,242
Other payables	67,595	139,767
Accrued rental	48,623	66,804
Accrued utilities	43,690	46,379
Other accrued expenses	63,237	72,127
Total	576,160	895,837

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

From time to time, the Group receives cash advances from noncontrolling interest holders of hotels that are not wholly owned by the Group. Such advances are non-interest bearing and are payable within one year. Payable to franchisees mainly represents room charges received on behalf of franchisees and are payable within one year.

14.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	As of December 31,
	2015	2016
Deposits from franchisees	215,424	249,552
Others	60,530	74,439
Total	275,954	323,991

15.       HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Year Ended December 31,
	2014	2015	2016
Rents	1,543,651	1,804,532	1,870,879
Utilities	323,837	341,620	345,615
Personnel costs	788,973	919,555	1,088,380
Depreciation and amortization	558,833	645,058	676,996
Consumable, food and beverage	454,795	485,099	494,764
Others	207,938	316,283	455,539
Total	3,878,027	4,512,147	4,932,173

16.       PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Year Ended December 31,
	2014	2015	2016
Rents	163,155	95,977	67,277
Personnel costs	7,217	5,903	1,560
Others	15,953	8,131	3,010
Total	186,325	110,011	71,847

17.       SHARE-BASED COMPENSATION

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
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

a.)          Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;

b.)          Vest over a period of ten years in equal yearly installments;

As of December 31, 2016, the Group had granted 24,577,669 options and 21,503,016 nonvested restricted stocks.

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

In 2015, the Group granted 85,292 options with performance conditions to senior officers. The actual number of the options each grantee is entitled to is indexed to performance conditions of the grantees including various annual performance target, i.e. number of hotel rooms added, revenue etc., in the coming two years. As of December 31, 2016, the Group has adjusted the number of options granted to 88,224 based on the actual performance.

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

The fair value of stock options was estimated using the following significant assumptions:

	2014	2015
Suboptimal exercise factor	4.40	4.16
Risk-free interest rate	1.89 to 1.99%	1.49 to 1.74%
Volatility	47.22 to 47.75%	38.88 to 39.25%
Dividend yield	—	—
Life of option	6 years	6 years

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	Years	US$’000
Share options outstanding at January 1, 2016	3,463,538	2.21
Forfeited	(125,594)	2.90
Exercised	(684,632)	2.31
Adjusted	2,932	4.31
Share options outstanding at December 31, 2016	2,656,244	2.15	2.26	28,720
Share options vested or expected to vest at December 31, 2016	2,622,285	2.11	2.24	28,459
Share options exercisable at December 31, 2016	2,487,443	1.95	2.14	27,387

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

As of December 31, 2016, there was RMB2,154  in total unrecognized compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.79 years.

During the years ended December 31, 2014, 2015 and 2016, 1,591,004, 1,528,104 and 684,632 options were exercised having an aggregate intrinsic value of RMB42,740, RMB46,433 and RMB40,717, respectively.

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

In 2015 and 2016, the Group granted 6,599,106 and 1,876,975  nonvested restricted stocks in ten batches with performance conditions to senior officers. The actual number of the stocks each grantee is entitled to is indexed to performance conditions of the grantees and/or the Group’s performance conditions, such as number of hotel rooms added, revenue, profit, earnings per share etc. in the coming ten years. For each batch, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years.

The Group estimated the grant date fair value of the awards with market conditions using a Monte Carlo simulation. Compensation expenses for the awards with market conditions are recognized during the requisite service period, even if the market condition is never satisfied.

The following table summarized the Group’s nonvested restricted stock activity in 2016.

	Number of Restricted Stocks	Weighted Average Grant Date Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2016	14,658,824	4.77
Granted	1,919,791	7.57
Forfeited	(1,254,952)	4.89
Vested	(1,820,632)	4.45
Adjusted	37,526	4.80
Nonvested restricted stocks outstanding at December 31, 2016	13,540,557	5.20

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

As of December 31, 2016, there was RMB426,089 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 4.95 years.

The total fair value of nonvested restricted stocks vested in 2014, 2015 and 2016 was RMB59,475, RMB69,130 and RMB123,129, respectively.

18.       EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Year Ended December 31,
	2014	2015	2016
Net income attributable to ordinary shareholders — basic	307,348	436,600	804,615
Net income attributable to ordinary shareholders — diluted	307,348	436,600	804,615
Weighted average ordinary shares outstanding — basic	248,957,645	250,533,204	275,139,070
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	4,046,559	5,570,963	7,750,424
Weighted average ordinary shares outstanding — diluted	253,004,204	256,104,167	282,889,494
Basic earnings per share	1.23	1.74	2.92
Diluted earnings per share	1.21	1.70	2.84

For the years ended December 31, 2014, 2015 and 2016, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Year Ended December 31,
	2014	2015	2016
Outstanding employee options and nonvested restricted stocks	293,512	—	—

19.       INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company, China Lodging Investment Limited and City Home Group Limited are not subject to tax on income or capital gain.

Hong Kong

China Lodging Holdings (HK) Limited, Starway Hotels (HongKong) Limited, IBIS China Investment Limited, ACL Greater China Limited and TAHM Investment Limited are subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Singapore

China Lodging Holdings Singapore Pte. Ltd. is subject to Singapore corporate income tax at a rate of 17% in 2014, 2015 and 2016. No Singapore profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Singapore during the years presented.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Hanting Technology (Suzhou) Co., Ltd (“Hanting Suzhou”), as a recognized software development entity located at Suzhou Industrial Park in Suzhou of PRC, is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Hanting Suzhou has entered into the first tax profitable year in 2011. Since 2016, Hanting Suzhou is entitled tax rate of 15% as it is qualified as high and new tech enterprise through September 2017.

Mengguang Information and Technology (Shanghai) Co., Ltd (“Mengguang Shanghai”), as a recognized software development entity located in Shanghai of PRC, is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Mengguang Shanghai has entered into the first tax profitable year in 2014.

Tax expense (benefit) is comprised of the following:

	As of December 31,
	2014	2015	2016
Current Tax	155,496	246,678	253,674
Deferred Tax	(42,391)	(50,149)	33,446
Total	113,105	196,529	287,120

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2014	2015	2016
PRC statutory tax rate	25%	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	2%	3%	3%
Effect of different tax rate of group entities operating in other jurisdictions	—	—	(1)%
Effect of change in valuation allowance	3%	5%	1%
Effect of tax holiday	(3)%	(7)%	(3)%
Effect of cash dividends	—	5%	3%
Effect of disposal of subsidiary	—	—	(1)%
Effective tax rate	27%	31%	27%

The aggregate amount and per share effect of the tax holidays are as follows:

	Year Ended December 31,
	2014	2015	2016
Aggregate amount	9,131	41,288	27,224
Per share effect—basic	0.04	0.16	0.10
Per share effect—diluted	0.04	0.16	0.10

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2015 and 2016 are as follows:

	As of December 31,
	2015	2016
Deferred tax assets:
Net loss carryforward	158,910	97,219
Pre-opening expenses	785	—
Deferred revenue	72,914	71,517
Deferred rent	5,316	2,968
Long-term assets	27,341	51,579
Bad debt provision	1,390	2,856
Accrual for customer loyalty program	28,437	30,267
Accrued payroll	2,791	3,588
Other accrued expenses	850	17,688
Share-based compensation	10,857	10,978
Others	1,613	2,379
Valuation allowance	(92,527)	(114,625)
Total deferred tax assets	218,677	176,414
Deferred tax liabilities:
Favorable lease, building and land use rights-fair value adjustment	30,641	67,167
Capitalized interest	4,163	3,519
Unrealized gain for investment	16,636	14,826
Others	9,853	10,817
Total deferred tax liabilities	61,293	96,329

For the years ended December 31, 2015 and 2016, valuation allowance of RMB47,122 and RMB55,757 were provided, respectively, nil and RMB11,724 were added due to acquisition, respectively, RMB15,508 and RMB17,064 were reversed, respectively, and RMB1,955 and RMB28,319 were written off, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2016, the Group had tax loss carryforwards of RMB388,874 which will expire between 2017 and 2021 if not used.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. At December 31, 2015 and 2016, the Group had recorded uncertain tax benefits of approximately RMB14,755 and RMB19,787 associated with the interests on intercompany loans, respectively. No interest or penalty expense was recorded for the years ended December 31, 2014, 2015 and 2016. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

The following table is a roll-forward of the unrecognized tax benefits:

	As of December 31,
	2014	2015	2016
Balance at January 1	7,122	8,345	14,755
Addition for tax positions	1,223	6,410	5,032
Balance at December 31	8,345	14,755	19,787

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. The cumulated undistributed earnings of the Group’s PRC subsidiaries were RMB1,881,185 as of December 31, 2016. In December 2015, with the Group’s declaration of special cash dividends, PRC dividend withholding tax of RMB30,696 had been accrued accordingly for the distribution from the Group’s PRC subsidiaries to the Company. In November 2016, Hanting (Tianjin) Investment Consulting Co., Ltd, one PRC subsidiary of the Company, decided to pay special dividend to the Company and paid withholding tax of RMB32,570 accordingly. Other than these dividends distributions, the Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries, and therefore, no additional provision for PRC dividend withholding tax was accrued.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2012 through 2016 on non-transfer pricing matters, and from 2007 through 2016 on transfer pricing matters.

20.       MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB143,419, RMB182,321 and RMB212,723 for the years ended December 31, 2014, 2015 and 2016, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

21.       RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB105,604, RMB209,782 and RMB277,342 as of December 31, 2014, 2015 and 2016, respectively. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB2,410,586 at December 31, 2016 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2016, approximately RMB2,687,928 is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

22.       RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group. The related parties only act as service providers and service recipients to the Group and there is no other relationship wherein the Group has the ability to exercise significant influence over the operating and financial policies of these parties. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Nature of the Party	Relationship with the Group
Ctrip.com International, Ltd. (“Ctrip”)	Online travel services provider	Mr. Qi Ji is a director
Lijiang Yibang Changchunteng Hotel Co Limited (“Yibang”)*	Hotel	Equity method investee of the Group
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
Shanghai Qianya Hotel Management Co., Ltd (“Qianya”)	Hotels management	Investee of the Group
Accor Hotels (“Accor”)	Hotel Group	Shareholder of the Group
Chengjia (Shanghai) Apartment Management Co., Ltd. (Cjia)	Apartment Management Group	Equity method investee of the Group
Jiyuan Zhongzhou Express Hotel Co., Ltd. (“Jiyuan”)	Hotel	Equity method investee of the Group
Shanghai Yechun Catering Co., Ltd. (“Yechun”)	Catering Management Company	Equity method investee of the Group

* In June 2016, the Group disposed the equity investment in Yibang, subsequent to which Yibang is no longer a related party of the Group.

(a)                 Related party balances

Amounts due from related parties were comprised of shareholder loans to Yibang, Sheen Star, Cjia, Jiyuan and Yechun, which are short-term in nature and payable on demand,  and receivable for service fee from Accor and room charges withheld by Ctrip.

	As of December 31,
	2015	2016
Yibang	16,157	—
Sheen Star	—	37,060
Accor	—	4,052
Cjia	—	50,365
Jiyuan	—	3,398
Yechun	—	375
Ctrip	—	3,203
Total	16,157	98,453

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Amounts due to related parties were comprised of the following. These payables were interest free and payable upon demand.

	As of December 31,
	2015	2016
Ctrip
-Payables for hotel reservation services	3,332	3,291
-Payables for Starway acquisition	4,084	—
Qianya
-Payables for service fee	237	164
Accor
-Payables for brand use fee, reservation fee and other related service fee	—	6,019
Jiyuan
-Payables for cash collected on behalf	—	59
Yechun
-Payables for cash collected on behalf	—	1,525
Total	7,653	11,058

(b)                     Related party transactions

During the years ended December 31, 2014, 2015 and 2016, related party transactions consisted of the following:

	Year Ended December 31,
	2014	2015	2016
Commission expenses to Ctrip	19,235	17,740	44,119
Service fee from Yibang	527	593	292
Service fee to Qianya	—	417	943
Brand use fee, reservation fee and other related service fee to Accor	—	—	6,019
Marketing and training fee from Ctrip	—	—	12,667
Service fee from Accor	—	—	4,052
Goods sold and service provided to Cjia	—	—	353
Interest income from Sheen Star	—	—	2,060
Total	19,762	18,750	70,505

The Group transferred its investment in Kangdu to Sheen Star for consideration of RMB82,785 in 2014, and its rights and obligations associated with the property purchase agreement was transferred to Sheen Star contemporaneously.

In 2016, the Group sold its subsidiary Chengjia Hotel Management Co., Ltd. to Cjia for consideration of RMB10,000.

23.       COMMITMENTS AND CONTINGENCIES

(a)                     Operating lease commitments

The Group has entered into lease agreements for certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2016 were as follows:

Year Ending December 31,
2017	1,956,958
2018	1,939,120
2019	1,906,911
2020	1,840,032
2021	1,722,612
Thereafter	9,688,652
Total	19,054,285

CHINA LODGING GROUP, LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 and 2016
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

(b)                     Purchase Commitments

As of December 31, 2016, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB43,139, which is expected to be incurred within one year.

(c)                      Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. As of December 31, 2016, the Group had several cases outstanding, including lease contract terminations and disputes, and construction contract disputes. The Group believed it is probable that settlement liabilities will be involved, and therefore accrued contingencies of RMB66,234 in other operating expense based on the terms of contract, laws and regulations and latest negotiation result. The Group does not believe that any other currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

24.       SUBSEQUENT EVENT

In January 2017, the Group invested in Mobike Limited, a Chinese bike-sharing company, with total amount of US$10 million, in form of preferred shares and convertible notes.

In February 2017, the Group has entered into a definitive share purchase agreement with the shareholders of Crystal Orange Hotel Holdings Limited (“Crystal Orange”) to acquire all of the equity interests of Crystal Orange for an initial aggregate consideration in cash of approximately RMB3.65 billion, with customary post-closing adjustments. The closing of the Transaction is subject to the approval from the Antitrust Bureau of Ministry of Commerce of China. Cash deposit of RMB700 million has been paid in February 2017.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	As of December 31,
	2015	2016	2016
			US$’000
Assets
Current assets:
Cash and cash equivalents	121,025	374,036	53,872
Short-term investments	324,780	—	—
Other current assets	2,573	173	25
Total current assets	448,378	374,209	53,897
Investment in subsidiaries	3,833,404	5,512,131	793,912
Long-term investments	—	45,640	6,574
Total assets	4,281,782	5,931,980	854,383
Liabilities and equity
Current liabilities:
Short-term bank borrowing	324,680	298,291	42,963
Salary and welfare payable	25	—	—
Dividends payable	276,261	—	—
Amount due to related parties	222,402	222,402	32,033
Accrued expenses and other current liabilities	28,305	11,687	1,683
Total current liabilities	851,673	532,380	76,679
Total liabilities	851,673	532,380	76,679
Equity:
Ordinary shares(US$0.0001 par value per share; 8,000,000,000 shares authorized; 253,978,323 and 281,379,130 shares issued as of December 31, 2015 and 2016, and 250,881,559 and 278,282,366 shares outstanding as of December 31, 2015 and 2016, respectively)	186	204	29
Treasury shares (3,096,764 and 3,096,764 shares as of December 31 2015 and 2016, respectively)	(107,331)	(107,331)	(15,459)
Additional paid-in capital	2,470,099	3,699,056	532,776
Retained earnings	1,007,559	1,812,174	261,007
Accumulated other comprehensive income (loss)	59,596	(4,503)	(649)
Total equity	3,430,109	5,399,600	777,704
Total liabilities and equity	4,281,782	5,931,980	854,383

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME
(Renminbi in thousands, unless otherwise stated)

	Year Ended December 31,
	2014	2015	2016	2016
				US$’000
Operating costs and expenses:
Selling and marketing expenses	157	157	—	—
General and administrative expenses	35,434	59,236	60,075	8,653
Total operating costs and expenses	35,591	59,393	60,075	8,653
Loss from operations	(35,591)	(59,393)	(60,075)	(8,653)
Interest income	75	30	273	39
Interest expense	—	3,198	10,453	1,505
Foreign exchange gain	—	7,477	14,750	2,124
Other income, net	2,419	2,488	69,919	10,070
Income in investment in subsidiaries	340,445	489,196	790,201	113,813
Net income attributable to China Lodging Group, Limited	307,348	436,600	804,615	115,888

Other comprehensive income
Unrealized securities holding gains, net of tax of 9,485, 7,151 and (1,810) for 2014, 2015 and 2016	28,458	68,069	16,449	2,369
Reclassification adjustment of unrealized securities holding gains, net of tax, for gain included in net income	—	—	(67,921)	(9,783)
Foreign currency translation adjustments, net of tax of nil for 2014, 2015 and 2016	(1,082)	3,535	(12,627)	(1,819)
Comprehensive income	334,724	508,204	740,516	106,655

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS
 (Renminbi in thousands, unless otherwise stated)

	Year Ended December 31,
	2014	2015	2016	2016
				US$’000
Operating activities:
Net income	307,348	436,600	804,615	115,888
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	31,937	52,535	55,436	7,984
Income in investment in subsidiaries	(340,445)	(489,196)	(790,201)	(113,813)
Investment income	—	—	(51,123)	(7,363)
Changes in operating assets and liabilities:
Deferred revenue	(1,450)	(364)	—	—
Other current assets	1,477	2,312	776	112
Salary and welfare payable	111	(86)	(25)	(4)
Accrued expenses and other current liabilities	4,943	15,463	(16,618)	(2,393)
Net cash provided by operating activities	3,921	17,264	2,860	411
Investing activities:
Investment in subsidiaries	—	(168,709)	—	—
Receipt of investment in subsidiaries	8,876	—	236,238	34,025
Purchase of long-term investments	—	—	(47,859)	(6,893)
Proceeds from sale of long-term investments	—	—	3,845	554
Purchase of short-term investments	—	(271,630)	—	—
Proceeds from sale of short-term investment	—	—	337,189	48,565
Net cash provided by (used in) investing activities	8,876	(440,339)	529,413	76,251
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	20,985	22,619	12,206	1,759
Payment of share repurchase	—	(107,331)	—	—
Proceeds of advances from subsidiaries	—	222,403	—	—
Proceeds from short-term debt	—	489,376	281,719	40,576
Repayment of short-term debt	—	(183,516)	(332,555)	(47,898)
Dividend paid	—	—	(276,261)	(39,790)
Net cash provided by (used in) financing activities	20,985	443,551	(314,891)	(45,353)
Effect of exchange rate changes on cash and cash equivalents	(215)	5,800	35,629	5,132
Net increase(decrease) in cash and cash equivalents	33,567	26,276	253,011	36,441
Cash and cash equivalents at the beginning of the year	61,182	94,749	121,025	17,431
Cash and cash equivalents at the end of the year	94,749	121,025	374,036	53,872

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

As of December 31, 2016, there are no material contingencies, mandatory dividend, significant provision of long-term obligation or guarantee of the Company, except for those which have separately disclosed in the consolidated financial statements.

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

CHINA LODGING GROUP, LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Charge to Costs and Expenses	Addition Due to Acquisition	Charge Taken Against Allowance	Write off	Balance at End of Year
	(Renminbi in thousands)
Allowance for doubtful accounts of accounts receivables and other receivables:
2014	7,756	4,770	—	—	(6,049)	6,477
2015	6,477	1,997	—	—	(2,415)	6,059
2016	6,059	1,082	7,151	—	(2,368)	11,924
Valuation allowance for deferred tax assets

2014	51,596	29,693	—	(18,421)	—	62,868
2015	62,868	47,122	—	(15,508)	(1,955)	92,527
2016	92,527	55,757	11,724	(17,064)	(28,319)	114,625

******