Form 20-F
period 2017-12-31
China Lodging Group, Ltd
filed 2018-04-20
CIK 1483994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

290,943,470 Ordinary Shares.

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

☐ Yes   ☐ No

i

ii

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB6.5063, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2017. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 13, 2018, the exchange rate was US$1.00 to RMB6.2725. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands, except per share and per ADS data)
Selected Consolidated Statement of Comprehensive Income Data:
Net revenues	4,168,629	4,964,728	5,774,624	6,538,631	8,170,196	1,255,736
Operating costs and expenses(1)	3,815,835	4,593,915	5,204,734	5,650,292	6,803,858	1,045,734
Income from operations	380,544	389,364	601,154	870,899	1,437,513	220,942
Income before income taxes	388,515	413,631	638,805	1,077,445	1,608,388	247,205
Net income	283,695	302,391	439,380	796,482	1,236,647	190,069
Less: net income (loss) attributable to noncontrolling interest	3,837	(4,957)	2,780	(8,133)	(555)	(86)
Net income attributable to China Lodging Group, Limited	279,858	307,348	436,600	804,615	1,237,202	190,155
Earnings per share:
Basic	1.14	1.23	1.74	2.92	4.43	0.68
Diluted	1.12	1.21	1.70	2.84	4.24	0.65
Earnings per ADS(2):
Basic	4.57	4.94	6.97	11.70	17.72	2.72
Diluted	4.49	4.86	6.82	11.38	16.95	2.60
Weighted average number of shares used in computation:
Basic	245,187	248,958	250,533	275,139	279,272	279,272
Diluted	249,486	253,004	256,104	282,889	293,074	293,074

Notes:

(1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	30,468	31,937	52,535	55,436	66,367	10,200

(2) Each ADS represents four ordinary shares.

The following table presents a summary of our selected consolidated balance sheet data as of December 31, 2013, 2014, 2015, 2016 and 2017:

	As of December 31,
	2013	2014	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	397,435	808,865	1,237,838	3,235,007	3,474,719	534,054
Restricted cash	3,317	—	360,500	500	481,348	73,982
Prepaid rent	363,581	385,158	429,588	446,127	659,973	101,436
Property and equipment, net	3,634,039	3,907,343	3,805,886	3,710,468	4,522,878	695,154
Intangible assets, net	101,845	104,537	144,812	342,694	1,643,972	252,674
Long- term investments	90,517	223,865	344,242	1,064,321	2,361,969	363,028
Goodwill	64,842	64,654	108,344	171,504	2,264,758	348,087
Total assets	5,185,052	6,182,906	7,693,521	9,993,364	17,427,442	2,678,549
Accounts payable	677,305	640,691	585,347	584,731	766,565	117,819
Long-term debt	—	—	—	—	4,921,774	756,463
Deferred rent — long-term	653,831	830,414	945,192	1,023,843	1,380,484	212,177
Deferred revenue	416,102	669,663	886,468	916,756	1,003,756	154,273
Total liabilities	2,357,261	2,964,193	4,252,773	4,577,207	10,953,162	1,683,470
Total equity	2,827,791	3,218,713	3,440,748	5,416,157	6,474,280	995,079

The following table presents a summary of our selected consolidated statements of cash flow data for the years ended December 31, 2013, 2014, 2015, 2016 and 2017:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Selected Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	1,084,752	1,465,712	1,762,511	2,066,301	2,452,596	376,955
Net cash provided by (used in) investing activities	(1,152,248)	(1,063,186)	(1,550,357)	183,762	(6,716,254)	(1,032,268)
Net cash provided by (used in) financing activities	16,063	9,986	219,443	(266,194)	4,536,103	697,186

Exchange Rate Information

This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise indicated, conversions of RMB into U.S. dollars in this annual report are based on the exchange rate on December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 13, 2018, the daily exchange rate reported by the Federal Reserve Board was US$1.00 to RMB6.2725.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 13, 2017)	6.2725	6.2889	6.3045	6.2655

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

Our business and operations are primarily based in China and we depend on domestic business and leisure traveler customers for a significant majority of our revenues. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the Chinese economy and travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The growth rate of China’s GDP decreased from 2012 to 2016. Though the growth rate of China’s GDP increased in 2017, it is uncertain whether the growth of the Chinese economy will slow down again in the future. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including sanctions against Russia over the Ukraine crisis since 2014, shadows of international terrorism spread by Islamic State of Iraq and al-Sham, which has been particularly intensified since the Paris terror attacks in November 2015, the uncertainty associated with the United Kingdom leaving the European Union, or EU, since the referendum in June 2016, the impact of the election of Donald Trump as President of the United States and his tax reform plan, the trade war between the United States and China and the Syrian airstrike in 2018. It is unclear whether such challenges will be contained or resolved and what effects they may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in significant market volatility, and over the possibility of a war involving Iran or North Korea. In addition, there have been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the tensions between Japan and its neighboring countries. Economic conditions in China are sensitive to global economic conditions.

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

The lodging industry in China is highly fragmented. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate. Our HanTing Hotels, Orange Hotels and Ibis Hotels mainly compete with Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel groups and stand-alone hotels, and certain international brands such as Super 8. HanTing Hotels, Orange Hotels and Ibis Hotels also compete with two- and three-star hotels, as they offer rooms with amenities comparable to many of those hotels. Our JI Hotels, Starway Hotels, Orange Hotels Select, HanTing Premium Hotels, Ibis Styles Hotels, Mercure Hotels and Novotel Hotels face competition from existing three-star and certain four-star hotels, boutique hotels whose price could be comparable and a few hotel chains such as Vienna Hotels, Atour Hotels, Hampton Hotels and Holiday Inn Express. Our Hi Inns compete mainly with stand-alone guest houses, low-price hotels and budget hotel chains such as Pod Inns, 99 Inns and 100 Inns. Our Joya Hotels, Manxin Hotels and Grand Mercure Hotels compete with existing four-star and five-star hotels. Our Manxin Hotels and Crystal Orange Hotels also compete with boutique resort hotels. Our Elan Hotels compete with existing economy hotel chains such as 7 Days Inn, Home Inn or GreenTree Inn.  New and existing competitors may offer more competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels and result in a decrease in occupancy and average daily rates for our hotels. Competitors may also outbid us for new leased hotel conversion sites, negotiate better terms for potential manachised or franchised hotels or offer better terms to our existing manachised or franchised hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels, especially given the increase in our hotel room rates to keep pace with inflation. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels.

Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome or other epidemics. In recent years, there have reports on the occurrences of avian influenza in various parts of China, including hundreds of confirmed human deaths. Any prolonged recurrence of such contagious disease or other adverse public health developments in China may have a material and adverse effect on our operations. For example, if any of our employees or customers is suspected of having contracted any contagious disease while he or she has worked or stayed in our hotels, we may under certain circumstances be required to quarantine our employees that are affected and the affected areas of our premises.

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

Seasonality of our business and national or regional special events may cause fluctuations in our revenues, cause our ADS price to decline, and adversely affect our profitability

The lodging industry is subject to fluctuations in revenues due to seasonality and national or regional special events. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year. We typically have a lower RevPAR in the fourth quarter, as compared to the second and third quarters, due to reduced travel activities in the winter. In addition, national or regional special events that attract large numbers of people to travel may also cause fluctuations in our operating results in particular for the hotel locations where those events are held. For example, the 2016 G20 Hangzhou summit led to the decreased occupancy rates for our hotels in Hangzhou in September 2016. The 19th National Congress of the Communist Party of China led to the increased occupancy rates for our hotels in Beijing in October 2017. Therefore, you should not rely on our operating or financial results for prior periods as an indication of our results in any future period. As our revenues may vary from quarter to quarter, our business is difficult to predict and our quarterly results could fall below investor expectations, which could cause our ADS price to decline. Furthermore, the ramp-up process of our new hotels can be delayed during the low season, which may negatively affect our revenues and profitability.

Our relatively limited operating history makes it difficult to evaluate our future prospects and results of operations.

Our operations commenced, through Powerhill Holdings Limited, or Powerhill, with midscale limited service hotels and commercial property development and management in 2005, and we began migrating to our current business of operating and managing a multi-brand hotel group in 2007. See “Item 4. Information on the Company — A. History and Development of the Company.” Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a relatively limited operating history. These risks and challenges include:

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

The operation of each of our leased and owned hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased and owned hotels generally incur pre-opening expenses ranging from approximately RMB1.5 million to RMB10.0 million per hotel. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, these newly opened leased and owned hotels may not achieve profitability during the ramp-up stage. As we continue to expand our leased and owned hotel portfolio, the significant pre-opening expenses incurred during the development stage and the relatively low revenues during the ramp-up stage of our newly opened leased and owned hotels may have a significant negative impact on our financial performance.

A significant portion of our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

A significant portion of our operating costs, including rent and depreciation and amortization, is fixed. Accordingly, a decrease in revenues could result in a disproportionately higher decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately. For example, the New Year and Spring Festival holiday periods generally account for a lower portion of our annual revenues than other periods. However, our expenses do not vary as significantly with changes in occupancy and revenues as we need to continue to pay rent and salary and to make regular repairs, maintenance and renovations and invest in other capital improvements throughout the year to maintain the attractiveness of our hotels. Our property development and renovation costs may increase as a result of increasing costs of materials. However, we have a limited ability to pass increased costs to customers through room rate increases. Therefore, our costs and expenses may remain constant or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

We may not be able to manage our planned growth, which could adversely affect our operating results.

Our hotel group has been growing rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group. In 2007, we launched our economy hotel product, HanTing Express Hotel, which was subsequently rebranded as HanTing Hotel, and our midscale limited service hotel product, HanTing Hotel, which was subsequently rebranded first as HanTing Seasons Hotel and then as JI Hotel. In May 2012, we completed the acquisition of a 51% equity interest in Starway Hotels (Hong Kong) Limited, or Starway HK, and in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. We have retained the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013 and Elan Hotel, a new economy hotel brand targeting business travelers, young customers and urban tourists, in September 2014. In January 2016, we completed strategic alliance transactions with Accor S.A. (“Accor”) to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. In May 2017, we completed the acquisition of all of the equity interests in Crystal Orange Hotel Holdings Limited (“Crystal Orange”), which holds hotels under the brands of Crystal Orange Hotel, Orange Hotel Select and Orange Hotel. We launched HanTing Premium brand in 2017. Through such organic growth and acquisitions, we increased the number of our hotels in operation in China from 26 hotels as of January 1, 2007 to 3,746 hotels as of December 31, 2017, and we intend to continue to develop and operate additional hotels in different geographic locations in China. Such expansions have placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our products and the quality of our services to ensure that our business does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operations.

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

We rebranded our HanTing Express Hotel as HanTing Hotel, our HanTing Seasons Hotel as JI Hotel and our HanTing Hi Inn as Hi Inn in 2012. In the same year we also acquired the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013 and Elan Hotel, a new economy hotel brand targeting business travelers, young customers and urban tourists, in September 2014. We acquired Crystal Orange in May 2017, which holds hotels under the brands of Crystal Orange Hotel, Orange Hotel Select and Orange Hotel. We launched HanTing Premium brand in 2017. We are still in the process of developing the Elan Hotel, Joya Hotel, Manxin Hotel, Starway Hotel, Hi Inn, HanTing Premium, Crystal Orange Hotel and Orange Hotel Select brands on top of our established brands of HanTing Hotel and Ji Hotel. In addition to the hotel brands owned by us, we entered into strategic alliance transactions with Accor in January 2016, and are developing Accor’s certain hotel brands in PRC, Taiwan and Mongolia.

We cannot guarantee the size and profitability of the various market segments that each new brand is targeting. The business models of these new brands are not proven and we cannot guarantee that they can generate return comparable to the established HanTing Hotel and JI Hotel brands. The process of developing new brands may divert management attention and resources from our established HanTing Hotel and JI Hotel brands. We may not be able to find competent management staff to lead and manage the execution of the multi-brand business strategy. If we are unable to successfully execute our multi-brand strategy to target various market segments, we may be unable to generate revenues from these market segments in the amounts and by the times we anticipate, or at all, and our business, competitive position, financial condition and prospects may be adversely affected.

We may not be able to successfully identify, secure and develop in a timely fashion additional hotel properties under the lease and ownership model or develop hotel properties on a timely or cost-efficient basis, which may adversely affect our growth strategy and business.

We plan to open more hotels to grow our business. Under our lease and ownership model, we may not be successful in identifying and leasing or acquiring additional hotel properties at desirable locations and on commercially reasonable terms or at all. Even if we are able to successfully identify and acquire new hotel properties, new hotels may not generate the returns we expect. We may also incur costs in connection with evaluating hotel properties and negotiating with property owners, including properties that we are subsequently unable to lease or own. In addition, we may not be able to develop additional hotel properties in a timely fashion due to construction or regulatory delays. If we fail to successfully identify, secure or develop in a timely fashion additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

We develop all of our leased and owned hotels directly. Our involvement in the development of properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or lost revenue. We may be unable to recover development costs we incur for projects that do not reach completion. Properties that we develop could become less attractive due to market saturation or oversupply, and as a result we may not be able to recover development costs at the expected rate, or at all. Furthermore, we may not have available cash to complete projects that we have commenced, or we may be unable to obtain financing for the development of future properties on favorable terms, or at all. If we are unable to successfully manage our hotel development to minimize these risks, our growth strategies and business prospects may be adversely affected.

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

We plan to retain the operation of our leased hotels upon lease expiration through (i) renewal of existing leases or (ii) execution of franchise agreements with the lessors. We cannot assure you, however, that we will be able to retain our hotel operation on satisfactory terms, or at all. In particular, we may experience an increase in our rent payments and cost of revenues in connection with renegotiating our leases. If we fail to retain our hotel operation on satisfactory terms upon lease expiration, our costs may increase and our profit generated from the hotel operation may decrease in the future. If we are unable to pass the increased costs on to our customers through room rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

We may not be able to successfully compete for franchise agreements and, as a result, we may not be able to achieve our planned growth.

Our growth strategy includes expanding through manachising and franchising, by entering into franchise agreements with our franchisees. We believe that our ability to compete for franchise agreements primarily depends on our brand recognition and reputation, the results of our overall operations in general and the success of the hotels that we currently manachise and franchise. Other competitive factors for franchise agreements include marketing support, capacity of the central reservation channel and the ability to operate hotels cost-effectively. The terms of any new franchise agreements that we obtain also depend on the terms that our competitors offer for those agreements. In addition, if the availability of suitable locations for new properties decreases, or governmental planning or other local regulations change, the supply of suitable properties for our manachise and franchise models could be diminished. If the hotels that we manachise or franchise perform less successfully than those of our competitors or if we are unable to offer terms as favorable as those offered by our competitors, we may not be able to compete effectively for new franchise agreements. As a result, we may not be able to achieve our planned growth and our business and results of operations may be materially and adversely affected.

We may have disputes with our franchisees and they may terminate the franchise agreements with us earlier if the franchised hotels’ performance is worse than they expected.

We may have disputes with our franchisees with respect to the performance of the franchise agreements. For example, we have in the past closed certain manachised and franchised hotels as a result of disputes with the franchisees regarding our measures to avoid competition between the franchisees, including keeping appropriate distances between the manachised and franchised hotels. In addition, our franchise agreements with franchisees typically provide that the franchise agreements could be terminated under certain circumstances. If franchise agreements are terminated early, we lose the franchise fees and related management fees. Furthermore, we may have to pay losses and damages to our guests, and our brand image may be adversely impacted. As a result, our business and results of operations and financial conditions may be adversely affected by early termination of our franchise agreements.

We plan to renew our existing franchise agreements upon expiration. However, we may be unable to retain our franchisees on satisfactory terms, or at all. If a significant number of our existing franchise agreements are terminated early or are not renewed on satisfactory terms upon expiration, our revenue and profit may decrease in the future. If we cannot get new franchisees to cover those expired or terminated franchises, our results of operations could be materially and adversely affected.

Acquisitions, financial investment or strategic investment may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition.

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, we invested in UBOX International Holdings Co Limited in 2012, in China Quanjude (Group) Co., Ltd. and Beijing GOOAGOO Technology Service Co., Ltd. in 2014, in Homeinns Hotel Group (“HMIN”), Shanghai Founder Service Co., Ltd. and Beijing Qingpu Tourism Culture Development Co., Ltd. in 2015, in AAPC Hotel Management Limited (“AAPC LUB”), China Young Professionals Apartment Management Limited, Chengjia (Shanghai) Apartment Management Co., Limited (“Cjia”) and Shanghai CREATER Industrial Co., Ltd. (“CREATER”) in 2016, and in Mobike Ltd. (“Mobike”), Blossom Hill Hotel Investment & Management (Kunshan) Co., Ltd. and some securities in the hotel industry in 2017. We completed the acquisition of all of the equity interests in Crystal Orange in May 2017. As of December 31, 2017, Crystal Orange had 153 hotels in operation located primarily in tier 1 and tier 2 cities in China. In addition, we entered into a five-year memorandum of understanding in September 2017 with Oravel Stays Private Ltd. (“OYO”), where we agreed to make a US$10 million equity investment in OYO to become a minority shareholder (less than 5%). In January 2018, we announced we have formed a joint venture with TPG Capital Asia (“TPG”) which is 20% owned by us and 80% owned by TPG. The joint venture has entered into a share purchase agreement to acquire 100% equity interest of two hotel properties in Beijing, Novotel Beijing Sanyuan and Ibis Beijing Sanyuan, at a cash consideration of RMB1.18 billion from Ascendas Hospitality Trust (Singapore), subject to customary post-closing adjustments. The acquisition is subject to regulatory approvals and is expected to close in the first half of 2018. After the closing of this acquisition, the joint venture will renovate the hotels and we will continue to serve as operator.

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

Our legal right to lease certain properties could be challenged or affected adversely by property owners or other third parties or subject to government regulation.

A substantial part of our business model relies on leases with third parties who either own or lease the properties from the ultimate property owners. We also grant franchises to hotel operators who may or may not own their hotel properties. The land use rights and other property rights with respect to properties we currently lease, manachise or franchise for our existing hotels could be challenged. For example, as of December 31, 2017, our lessors failed to provide the property ownership certificates and/or the land use rights certificates for 74 properties that we lease for our hotel operations. While we have performed due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties, our rights under those leases could be challenged by other parties including government authorities. We also cannot assure you that we can always keep good title of the properties we lease currently or will lease in the future, free and clear of all liens, encumbrances and defects before the lease agreements are terminated. If the ultimate owner of the property changes after the original owner of such property mortgages such property to any third party, our legal rights under the lease agreement may be affected adversely and we may not rank senior in the right of continuing occupying the property.

Under PRC law, all lease agreements are required to be registered with the local housing bureau. While the majority of our standard lease agreements require the lessors to make such registrations, some of our leases have not been registered as required, which may expose both our lessors and us to potential monetary fines. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties. In addition, in several instances where our immediate lessors are not the ultimate owners of hotel properties, no consents or permits were obtained from the owners, the primary lease holders or competent government authorities, as applicable, for the subleases of the hotel properties to us, which could potentially invalidate our leases or lead to the renegotiation of such leases that result in terms less favorable to us. Some of the properties we lease from third parties were also subject to mortgages at the time the leases were signed. Where consent to the lease was not obtained from the mortgage holder in such circumstances, the lease may not be binding on the transferee of the property if the mortgage holder forecloses on the mortgage and transfers the property. Moreover, the property ownership or leasehold in connection with our manachised and franchised hotels could be subject to similar third-party challenges.

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

Our lessors are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, properties used for hotel operations and the underlying land should be approved for commercial use purposes by competent government authorities. In addition, before any properties located on state-owned land with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from the competent government authorities. As of December 31, 2017, the lessors of approximately 30% of our executed lease agreements subject to this approval requirement did not obtain the required governmental approvals. Such failure may subject the lessors or us to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to operate our leased hotels. While many of our lessors have agreed to indemnify us against our losses resulting from their failure to obtain the required approvals, we cannot assure you that we will be able to successfully enforce such indemnification obligations against our lessors. As a result, we may suffer significant losses resulting from our lessors’ failure to obtain required approvals to the extent that we are not fully indemnified by our lessors.

Our success could be adversely affected by the performance of our manachised and franchised hotels and defaults or wrongdoings of our franchisees may affect our reputation, which would adversely affect the results of our operations.

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have less control compared to our leased and owned hotels. As of December 31, 2017, we manachised and franchised approximately 82.1% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our national presence in China. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control.

Our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting the results of our operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. For example, in 2017, we closed 57 manachised and franchised hotels that did not comply with our brand and operating standards.

If any of our franchisees defaults or commits wrongdoing, there could be situations where the franchisee is not in a position to sufficiently compensate us for losses which we have suffered as a result of such defaults or wrongdoings. While we ultimately can take action to terminate our franchisees that do not comply with the terms of our franchise agreements or commit wrongdoing, we may not be able to identify problems and make timely responses and, as a result, our image and reputation may suffer, which may have a material adverse effect on our results of operations.

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

Our business involves collecting and retaining large volumes of internal and customer data, including credit card numbers and other personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information.  We are required by applicable laws to keep strictly confidential of the personal information that we collect, and to take adequate security measures to safeguard such information. Our current security measures and those of our third-party service providers may not be adequate for the protection of our customer, employee or company data. For instance, we were involved in a law suit where a customer alleged that we disclosed his personal information, although the court eventually ruled in our favor. We may face similar litigation in the future.

As of May 25, 2018, the Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (general data protection regulation, “GDPR”), will impose certain requirements on the processing of personal data relating to natural persons. GDPR requirements will apply both to companies established in the EU and to companies, such as us, that are not established in the EU but process personal data of individuals who are in the EU (and in the European Economic Area subject to the enactment of implementation procedures), where the processing activities relate to: (a) the offering of goods or services, irrespective of whether a payment of the data subject is required, to such data subjects in the EU; or (b) the monitoring of their behavior as far as their behavior takes place within the EU. See “item 4. Information on the Company — 4.B. Business Overview - Regulation - Regulation on Information Protection on Networks.” Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business, and the failure to comply with the GDPR could expose us to sanctions from both a financial and business operations perspective. In addition, in case of control, non-compliance with the GDPR may expose us to damage to our reputation.

In addition, computer hackers, foreign governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. The laws and regulations applicable to security and privacy are becoming increasingly important in China. Any theft, loss, fraudulent, unlawful use or disclosure of customer, employee or company data could harm our reputation or result in remedial and other costs, liabilities, fines or lawsuits.

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

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy. As of March 31, 2018, we have received copyright registration certificates for 46 of our major proprietary information systems and for our operating system. However, none of our other proprietary information system have been patented, copyrighted or otherwise registered as our intellectual property.

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

We may also be subject to claims for infringement, invalidity, or indemnification relating to third parties’ intellectual property rights. Such third party claims may be time-consuming and costly to defend, divert management attention and resources, or require us to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.

If we are not able to retain, hire and train qualified managerial and other employees, our business may be materially and adversely affected.

Our managerial and other employees manage our hotels and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brands and reputation. In general, employee turnover, especially in lower-level positions, is relatively high in the lodging industry. As a result, it is important for us to retain as well as attract qualified managerial and other employees who are experienced in lodging or other consumer-service industries. There is a limited supply of such qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In addition, we need to hire qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our hotels in various geographic locations. We must also provide training to our managerial and other employees so that they have up-to-date knowledge of various aspects of our hotel operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease, which in turn, may have a material and adverse effect on our business.

Our current employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the labor contract law in 2008, and amended it on December 28, 2012. The labor contract law imposes requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of fixed-term employment contracts. Because the PRC governmental authorities have introduced various new labor-related regulations since the effectiveness of the labor contract law, and the interpretation and implementation of these regulations are still evolving, our employment practices could violate the labor contract law and related regulations and could be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. In addition, a significant number of our employees are dispatched from third-party human resources companies, which are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees.  According to a new regulation on labor dispatch, which was promulgated in December 2013 to implement the provisions of the labor contract law, a company is permitted to use dispatched employees for only up to 10% of its labor force after February 29, 2016. To comply with the labor dispatch regulation, we have reduced the percentage of dispatched employees since December 2013 by using service outsourcing arrangement.  Under the service outsourcing arrangement, we have entered into service outsourcing agreements with a service outsourcing firm and relevant employees are deemed as employees of this service outsourcing firm. However, since the current labor dispatch regulation does not clearly define the distinction of labor dispatch and service outsourcing, our service outsourcing arrangement may be considered as labor dispatch by the relevant PRC government.

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

New zoning plans or regulations applicable to a specific location may cause us to relocate our hotel(s) in that location, or require additional approvals and licenses that may not be granted to us promptly or at all, which may adversely affect our operating results. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances in our development activities, or to otherwise operate in compliance with environmental laws could also subject us to potentially significant monetary damages and fines or the suspension of our hotel development activities or hotel operations, which could materially adversely affect our financial condition and results of operations. Some of our hotels are not in full compliance with all of the applicable requirements. Such failure to comply with applicable construction permit, environmental, health and safety laws and regulations related to our business and hotel operation may subject us to potentially significant monetary damages and fines or the suspension of operations and development activities of our company or related hotels. We could be subject to any challenges or other actions with respect to such noncompliance.

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

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Our management excluded Crystal Orange from our assessment of the internal control over financial reporting, which was acquired on May 24, 2017 and whose financial statements constitute 12.6% and 7.8% of net assets and total assets, respectively, 9.5% of revenues and 8.1% of net income of our consolidated financial statement amounts as of and for the year ended December 31, 2017. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2017. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, leased properties, share transfer, employment, non-competition and labor law, fiduciary duties, personal injury, death, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. For example, our PRC subsidiary, Huazhu Hotel Management Co., Ltd., has a pending arbitration with two third parties in China for dispute over the effectiveness of a share transfer agreement entered into in October 2015. The case is currently pending before the arbitration tribunal. Moreover, in the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third- party patents or other third-party intellectual property rights.

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

We conduct substantially all of our operations in China. As the lodging industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount and degree of government involvement and influence on the level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past over 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

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

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Certain measures adopted by the PRC government, such as changes of the People’s Bank of China’s statutory deposit reserve ratio and lending guideline imposed on commercial banks, may restrict loans to certain industries. The State Administration of Foreign Exchange, or “SAFE”, and the relevant Chinese banks where our operating subsidiaries in China opened bank accounts may adopt restrictions on the cross-border payment obligations and dividends repatriation made by these subsidiaries by way of “window guidance” measures. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations.

The Chinese economy has experienced rapid expansion together with rising rates of inflation and increasing salaries. Salary increases could potentially increase discretionary spending on travel, but general inflation may also erode disposable incomes and consumer spending. Furthermore, certain components of our operating costs, including personnel, food, laundry, consumables and property development and renovation costs, may increase as a result of an increase in the cost of materials and labor resulting from general inflation. However, we cannot guarantee that we can pass increased costs to customers through room rate increases. This could adversely impact our business, financial condition and results of operations.

Uncertainties with respect to the Chinese legal system could limit the legal protections available to us and our investors and have a material adverse effect on our business and results of operations.

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcomes of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Rapid urbanization and changes in zoning and urban planning in China may cause our leased and owned hotels to be demolished, removed or otherwise affected and our franchise agreements to terminate.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2017, we were obligated to demolish three leased hotels due to local government zoning requirements. As a result, we wrote off property and equipment of RMB2.8 million associated with these hotels and, after netting off RMB1.9 million cash received, recognized a loss of RMB0.9 million. In addition, as of December 31, 2017, we were notified by local government authorities that we may have to demolish seven additional leased hotels due to local zoning requirements. Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate. In 2017, we demolished seven manachised hotels due to local government zoning requirements. Similar demolitions, termination of franchise agreements or interruptions of our hotel operations due to zoning or other local regulations could occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

Governmental control of currency conversion may limit our ability to pay dividends in foreign currencies to our shareholders and therefore adversely affect the value of your investment.

We are a company incorporated in the Cayman Islands. Our ability to pay dividends depends upon, among other things, our PRC subsidiaries’ ability to obtain and remit sufficient foreign currency. Our PRC subsidiaries must present certain documents to SAFE, its authorized branch, or the designated foreign exchange bank, for approval before they can obtain and remit foreign currencies out of the PRC, including evidence that the relevant PRC taxes have been paid. If our PRC subsidiaries, for any reason, fail to satisfy any of the PRC legal requirements for remitting foreign currency, our ability to pay dividends would be adversely affected.

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

On July 4, 2014, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles issued by SAFE in October 2005, or Circular 75. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a ‘‘special purpose vehicle.’’ In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which took effect on June 1, 2015. This notice has amended SAFE Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Offshore Financing” for discussions of the registration requirements and the relevant penalties.

We attempt to comply, and attempt to ensure that our shareholders and beneficial owners of our shares who are subject to these rules comply, with the relevant requirements. We cannot provide any assurance that our shareholders and beneficial owners of our shares who are PRC residents have complied or will comply with the requirements imposed by Circular 37 or other related rules. Any failure by any of our shareholders and beneficial owners of our shares who are PRC residents to comply with relevant requirements under this regulation could subject such shareholders, beneficial owners and us to fines or sanctions imposed by the PRC government, including limitations on our relevant subsidiary’s ability to pay dividends or make distributions to us and our ability to increase our investment in China, or other penalties that may adversely affect our operations.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2017, a total of RMB378.6 million (US$58.2 million) was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from offerings of the ADSs, ordinary shares or other securities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of ADSs, ordinary shares or other securities to make loans or additional capital contributions to our PRC operating subsidiaries, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations. For example, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016. Under Circular 16, registered capital of a foreign-invested company settled in RMB converted from foreign currencies shall be subject to certain limitations prescribed under Circular 16. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans.

Furthermore, any offshore funds that we use to finance our PRC entities, including the net proceeds from the offering of the ADSs, ordinary shares or other securities, are subject to the foreign investment regulations and foreign exchange regulations in the PRC. We may make loans to our PRC entities, but they are subject to approval by or registration with relevant governmental authorities in the PRC. Furthermore, the application of the proceeds under the ADSs, ordinary shares or other securities is subject to the foreign exchange regulations in the PRC. We may also decide to finance our entities by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment, capital contributions to our PRC operating subsidiaries is no longer subject to the approval of the PRC Ministry of Commerce or its local branches. Instead, we are required to file and submit required information and documents online within 30 days of such event. However, we cannot assure you that the regulations will always remain favorable to us. If the regulations are revised in the future or we fail to complete such registration or obtain such approvals on time, our ability to use the proceeds of the ADSs, ordinary shares or other securities and to capitalize our operations in PRC may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, if we are not treated as a PRC resident enterprise, dividends paid to us by our PRC subsidiaries will be subject to PRC withholding tax; if we are treated as a PRC resident enterprise, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends on and gains realized on their transfer of our ADSs or ordinary shares.

On March 16, 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law, and the PRC State Council subsequently issued the Implementation Regulations of the Enterprise Income Tax Law (the “Implementing Regulations”). The Enterprise Income Tax Law (amended in 2017) and its Implementation Regulations, or the “EIT Law”, provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are therefore subject to PRC enterprise income tax at the rate of 25% with respect to their income sourced from both within and outside of China. The Implementing Regulations defines the term “de facto management body” as a management body that exercises substantial and overall control and management over the production and operations, personnel, accounting and properties of an enterprise.

On April 22, 2009, the State Administration of Taxation, or the “SAT” issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued Public Announcement [2011] No. 45 in 2011 and Public Announcement [2014] No.9 in 2014,  providing clarification for resident status determination and competent tax authorities. However, the above-mentioned tax circulars apply only to offshore enterprises controlled by PRC enterprises, not those invested in or controlled by PRC individuals, like our company. Currently, there are no further detailed rules or precedents applicable to us regarding the procedures and specific criteria for determining “de facto management body” for a company like us. It is still unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

Although we have not been notified that we are treated as a PRC resident enterprise, we cannot assure you that we will not be treated as a “resident enterprise” under the EIT Law, any aforesaid circulars or any amended regulations in the future. If we are treated as a PRC resident enterprise for PRC enterprise income tax purposes, among other things, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income. Furthermore, if we are treated as a PRC resident enterprise, payments of dividend by us may be regarded as derived from sources within the PRC and therefore we may be obligated to withhold PRC income tax at 10% on payments of dividend on the ADSs or shares to non-PRC resident enterprise investors. In the case of non-PRC resident individual investors, the tax may be withheld at a rate of 20%.

In addition, if we are treated as a PRC resident enterprise, any gain realized on the transfer of the ADSs and/or shares by non-PRC resident investors may be regarded as derived from sources within the PRC and accordingly may be subject to a 10% PRC income tax in the case of non-PRC resident enterprises or 20% in the case of non-PRC resident individuals. The PRC tax on dividends and/or gains may be reduced or exempted under applicable tax treaties between the PRC and the ADS holder’s home country. See “Item 10. Additional Information — E. Taxation — PRC Taxation.”

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

Risks Related to Our ADSs and Our Trading Market

The market price for our ADSs has been and may continue to be volatile.

The market price for our ADSs has been volatile and has ranged from a low of US$47.72 to a high of US$146.25 on the NASDAQ Global Select Market in 2017. The market price is subject to wide fluctuations in response to various factors, including the following:

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

In addition, the market prices for companies with operations in China in particular have experienced volatility that might have been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility, including, in some cases, substantial declines in the market prices of their securities. The performance of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

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

We believe that our current cash and cash equivalents, anticipated cash flow from operations, and funds available from borrowings under our bank facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2018) will be sufficient to meet our anticipated working capital cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including expansion through leased and owned hotels and any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs could dilute the interests of our shareholders and ADS holders and adversely impact the market price of our ADSs. As of December 31, 2017, we had approximately 158,429,684 ordinary shares outstanding held as ADSs, options to purchase approximately 2.0 million ordinary shares (of which approximately 2.0 million were exercisable as of that date) and approximately 12.5 million nonvested restricted stocks outstanding. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

As of March 31, 2018, our founder, Mr. Qi Ji, who is also our executive chairman, and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially own approximately 37.5% of our outstanding ordinary shares on an as-converted basis. See “Item 7. Major Shareholders.” The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.

ADS holders may not have the same voting rights as the holders of our ordinary shares and generally have fewer rights than our ordinary shareholders, and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our ordinary shareholders and may only exercise voting and other shareholder rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Except as described in the deposit agreement, holders of our ADSs may not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. ADS holders may not receive voting materials in time to instruct the depositary to vote, and it is possible that they may not have the opportunity to exercise a right to vote and/or may lack recourse if the ADSs are not voted as you requested.

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

Our amended and restated articles of association contain provisions that have potential to limit the ability of others to acquire control of our company or cause us to enter into change-of-control transactions. These provisions could have the effect of depriving our shareholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more classes or series and to fix their designations, powers, preferences, and relative participating, optional or other rights and the qualifications, limitations or restrictions, including, without limitation, dividend rights, conversion rights, voting rights, terms of redemption privileges and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. In the event these preferred shares have better voting rights than our ordinary shares, in the form of ADSs or otherwise, they could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may decline and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

The provisions of our articles of association may encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, these provisions may also discourage acquisition proposals or delay or prevent a change in control that could be beneficial to holders of our ordinary shares and ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and the majority of our officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries in China. Most of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside the Cayman Islands or China, the laws of the Cayman Islands and of China may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a judgment of a foreign court of competent jurisdiction for a liquidated sum, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands and which is not inconsistent with a Cayman Islands judgment in respect of the same matters and which is not impeachable on grounds of fraud, without retrial on the merits under the common law by an action commenced on the judgment in the Grand Court of the Cayman Islands. A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with Japan, the United Kingdom, the United States and most other Western countries.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2016 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences for U.S. Holders of our ADSs or ordinary shares.

Based on our audited financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes with respect to the 2016 and 2017 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make annual separate determination each year as to whether we are a PFIC (after the close of each taxable year). The determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years. Accordingly, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2018 or for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder (as defined herein). For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.                INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Powerhill was incorporated in accordance with the laws of the British Virgin Islands in December 2003, and commenced operation with midscale limited service hotels and commercial property development and management in 2005. Limited service hotels do not contain restaurants and all amenities are provided by the staff at the front desk or housekeeping. Powerhill conducted its operations through three wholly-owned subsidiaries in the PRC, namely Shanghai HanTing Hotel Management Group, Ltd., or Shanghai HanTing, HanTing Xingkong (Shanghai) Hotel Management Co., Ltd., or HanTing Xingkong, and Lishan Property (Suzhou) Co., Ltd., or Suzhou Property. In August 2006, Suzhou Property transferred its equity interests in three leased hotels to Shanghai HanTing in exchange for Shanghai HanTing’s equity interest in Shanghai Shuyu Co., Ltd., which was primarily engaged in the business of sub-leasing and managing real estate properties in technology parks.

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

In 2007, China Lodging began our current business of operating and managing a multi-brand hotel group. In 2007, we first launched our economy hotel product, HanTing Express Hotel, which was subsequently rebranded as HanTing Hotel, targeting knowledge workers and value- and quality-conscious travelers. In the same year, we introduced our midscale limited service hotel product, HanTing Hotel, which was subsequently rebranded first as HanTing Seasons Hotel and then as JI Hotel. In 2008, we launched our budget hotel product, HanTing Hi Inn, which was subsequently rebranded as Hi Inn. In April 2007, China Lodging acquired Yiju (Shanghai) Hotel Management Co., Ltd. from Crystal Water Investment Holdings Limited, a British Virgin Islands company wholly owned by Mr. John Jiong Wu, a co-founder of our company. In January 2008, China Lodging incorporated HanTing (Tianjin) Investment Consulting Co., Ltd. in China and in October 2008, established China Lodging Holdings (HK) Limited, or China Lodging HK, in Hong Kong, under which HanTing Technology (Suzhou) Co., Ltd. was subsequently established in China in December 2008.

In March 2010, we completed our initial public offering. We issued and sold 10,350,000 ADSs, representing 41,400,000 of our ordinary shares at a public offering price of US$12.25 per ADS. Our ADSs have been listed on the NASDAQ Global Select Market since March 26, 2010. Our ordinary shares are not listed or publicly traded on any trading markets.

In May 2012, we acquired a 51% equity interest in Starway HK, a midscale hotel chain and increased our hotel brands to four brands. In December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013, and Elan Hotel, a new economy hotel brand targeting business travelers, young customers and urban tourists, in September 2014.  In November 2012, we changed the Chinese trade name of our company from “HanTing Hotel Group” to “HuaZhu Hotel Group”.

In late 2014, we established Chengjia Hotel Management Co., Ltd. (“Chengjia”) in Shanghai, which started operation in the second quarter of 2015.  Since then, it has maintained a professional apartment service management team and provided apartment rental service that covers leases for a term from one month up to twelve months. In 2016, we sold Chengjia to Cjia, our equity investee. As of December 31, 2017, we held approximately 17% equity interest of Cjia.

In December 2014, we entered into agreements with Accor to join forces in the Pan-China region to develop Accor brand hotels and to form an extensive and long-term alliance with Accor. The transactions with Accor were completed in the first quarter of 2016. Pursuant to the amended and restated master purchase agreement with Accor, we acquired from Accor (i) all of the issued and outstanding shares of certain wholly-owned subsidiaries of Accor engaged in the business of owning, leasing, franchising, operating and managing hotels under Accor brands in the midscale and economy market in the PRC, Taiwan and Mongolia, and (ii) approximately 28% of the issued and outstanding shares of AAPC LUB, a Hong Kong subsidiary of Accor that engages in the business of owning, leasing, franchising, operating and managing hotels under Accor brands (x) in the luxury and upscale market in Hong Kong, Macau, Taiwan, the PRC and Mongolia, and (y) in the midscale and economy market in Hong Kong and Macau and, pursuant to certain arrangements for specified brands, the PRC, Mongolia and Taiwan. Pursuant to the amended and restated securities purchase agreement, we issued 24,895,543 ordinary shares to Accor, which represented 9.0% of our ordinary shares outstanding after issuance, and granted to Accor a right to nominate one director to our board of directors.

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

In May 2017, we completed the acquisition of all of the equity interests in Crystal Orange, which holds hotels under the brands Crystal Orange Hotel, Orange Hotel Select and Orange Hotel. As of December 31, 2017, Crystal Orange had 153 hotels in operation located primarily in tier 1 and tier 2 cities in China.

In November 2017, we issued US$475.0 million of convertible senior notes (“the Notes”). The Notes will mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. The Notes can be converted into our ADSs at an initial conversion rate of 5.4869 of our ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$182.25 per ADS).

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

4.B. Business Overview

We are a leading and fast-growing multi-brand hotel group in China and China’s second largest hotel operator in terms of the number of hotels in operation as of December 31, 2017 according to public data. We operate under leased and owned, manachised and franchised models. Under the lease and ownership model, we directly operate hotels located primarily on leased or owned properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2017, we had 671 leased and owned hotels, 2,874 manachised hotels and 201 franchised hotels in operation, 37 leased and owned hotels and 659 manachised and franchised hotels under development.

As of the date of this annual report, we own 11 hotel brands that are designed to target distinct segments of customers:

•                  Hi Inn, our budget hotel product which targets practical and price-conscious travelers, originally marketed under the name of HanTing Hi Inn;

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

•                  Orange Hotel, our economy brand, features three-star standard facilities at affordable prices;

•                  HanTing Premium, our entry level midscale hotel brand targeting middle class leisure travelers and midscale corporate events;

•                  Starway Hotel, our midscale limited service hotel product with variety in design and consistency in quality which targets middle class travelers who seek a spacious room, reasonable price and guaranteed quality;

•                  JI Hotel, our standardized midscale limited service hotel product which targets mature and experienced travelers who seek a quality experience in hotel stays, previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotel;

•                  Orange Hotel Select, our midscale hotel brand, is the mini version of our Crystal Orange Hotel;

•                  Manxin Hotel, our mid-to-upscale hospitality brand including city hotels and resorts. Manxin Hotel targets business travelers, leisure travelers, families and corporate events.

•                  Crystal Orange Hotel, our mid-to-upscale hotel brand, features boutique design hotels equipped with advanced, five-star standard facilities; and

•                  Joya Hotel, our upscale brand concept targeting affluent travelers and corporate events. Joya hotels are typically located in central business districts.

In addition to the 11 hotel brands owned by us, we have also entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia:

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

As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2017, approximately 76% of our room nights were sold to individual and corporate members of HUAZHU Rewards, our loyalty program.

Our operations commenced with midscale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our net revenues grew from RMB5,774.6 million in 2015 to RMB6,538.6 million in 2016, and further to RMB8,170.2 million (US$1,255.7 million) in 2017. We had net income attributable to our company of RMB436.6 million, RMB804.6 million and RMB1,237.2 million (US$190.2 million) in 2015, 2016 and 2017, respectively. We had net cash provided by operating activities of RMB1,762.5 million, RMB2,066.3 million and RMB2,452.6 million (US$377.0 million) in 2015, 2016 and 2017, respectively.

We have received many awards for our business performance, including the “Hotels 50 - Top 50 Most Valuable Hotel Brands in 2017” for HanTing Hotel from Brand Finance in 2018, the “Top 100 Most Valuable Chinese Brands in 2017” for HanTing Hotel from Brandz in 2017, the “Golden Horse Awards of China Hotel” and the “National Brand of China in 2016 and 2017” awards for HanTing Hotel from the Review Committee of Golden Horse Awards of China Hotel in 2017, the “Top 300 Corporate Hotel Companies” award from the HOTELS magazine, the “Top 60 Hotel Groups in China in 2015” award from China Tourist Hotels Association, the “Best Hotel Management Groups of China” award at the 2015 Asia Hotel Forum Annual Meeting and the tenth China Hotel Starlight Awards in 2015, the “2015 China’s Best Local Emerging Hotel Brand” award for our Joya Hotel and the “2015 The Most Popular Newly opened Business Hotel in Northeast China” award for our Joya Hotel Dalian at the Twelfth Golden-Pillow Award of China Hotels in 2015, the “Top 100 Employers” certified by 61HR.COM in 2015, the “2015 Best Practice of Public Interest Award” at the Fifth China Charity Festival in 2015, the “Top 60 China’s Hotel Group in 2013” award from China Tourist Hotels Association in 2014, the “Industry’s Most Influential Brand” award from the Third China Finance Summit in 2014, the “China’s Outstanding Midscale Hotel brand of 2013” award for our JI Hotel from Hotel Modernization magazine in 2013, the “Chinese Hotel Industry’s Influential Brand” award from China Brand Leaders Alliance, the “Hotel Chain Brand with the Most Value of Investment and Development in 2013” and the “Hotel Chain Brand with the Highest Consumer Satisfaction in 2013” awards from the Global Times, the “Top One Enterprise in the Sixth High Growth Enterprises Selection” organized by the Entrepreneur Magazine in 2013.

Our Hotel Network

As of December 31, 2017, we operated 3,746 hotels in China. We have adopted a disciplined return-driven development model aimed at achieving high growth and profitability. As of December 31, 2017, our hotel network covered 378 cities in 33 provinces and municipalities across China. As of December 31, 2017, we had an additional 696 leased and owned, manachised and franchised hotels under development.

The following table sets forth a summary of all of our hotels as of December 31, 2017.

	Leased and Owned Hotels	Manachised Hotels	Franchised Hotels	Leased and Owned Hotels Under Development(1)	Manachised and Franchised Hotels Under Development(1)
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	222	773	56	18	117
Other cities	449	2,101	145	19	542
Total	671	2,874	201	37	659

(1)         Include hotels for which we have entered into binding leases or franchise agreements but that have not yet commenced operations.  The inactive projects are excluded from this list according to management judgment. None of our owned hotels was under development as of December 31, 2017.

The following table sets forth the status of our hotels under development as of December 31, 2017.

	Pre-conversion Period(1)	Conversion Period(2)	Total
Leased and owned hotels	5	32	37
Manachised and franchised hotels	258	401	659
Total	263	433	696

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

Among the 37 leased and owned hotels under development as of December 31, 2017, we had 5 leased and owned hotels during pre-conversion period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and had 32 leased and owned hotels during conversion period, for which we have commenced conversion activities but that have not yet commenced operations. The anticipated completion dates for these leased and owned hotels during conversion period range from January 2018 to August 2018. Total budgeted development costs for these leased and owned hotels during conversion period, which primarily include construction costs for leasehold improvement and the furniture and equipment for hotel operation, were RMB850.5 million (US$130.7 million), of which RMB332.9 million (US$51.2 million) was incurred as of December 31, 2017. The average development costs per square meter for completed leased and owned hotels in 2017 were approximately RMB2,300 (US$354). The franchisees are responsible for development costs for our manachised hotels and franchised hotels.

Leased and owned hotels

As of December 31, 2017, we had 664 leased hotels and seven owned hotels, accounting for approximately 17.9% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 20 years. We generally enjoy an initial two- to six-month rent-free period. We generally pay fixed rent on a quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years. Our leases usually allow for extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. 24 of our leases expired in 2017, among which 13 were renewed, three were converted to manachised and franchised hotels and eight were closed. As of December 31, 2017, 24 of our leases were expected to expire in 2018. Six of these 24 leases have been renewed, six of these 24 leases have been terminated and the rest of these 24 leases are subject to negotiation as of the date of this annual report.

The following table sets forth the number of our leases for hotels in operation and under development due to expire in the periods indicated as of December 31, 2017.

Number of Leases
2018	24
2019	24
2020	45
2021	49
2022	72
2023-2025	167
2026-2028	178
2029 and onward	105
Total	664

Manachised hotels

As of December 31, 2017, we had 2,874 manachised hotels, accounting for approximately 76.7% of our hotels in operation. The franchisees of our manachised hotels either lease or own their hotel properties and are required to invest in the renovation of their properties according to our product standards. We manage our manachised hotels and impose the same standards on all manachised hotels to ensure product quality and consistency across our hotel network. We appoint and train hotel managers who are responsible for hiring hotel staff and managing daily operation. We also provide our franchisees with services such as central reservation, sales and marketing support, quality assurance inspections and other operational support and information. Our franchisees are responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses. We believe the manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

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

Franchised hotels

As of December 31, 2017, we had 201 franchised hotels, accounting for approximately 5.4% of our hotels in operation. We collect fees from the franchisees of our franchised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. Services we provide to our franchised hotels generally include training, central reservation, sales and marketing support, quality assurance inspections and other operational support and information. We do not appoint hotel managers for our franchised hotels.

Our hotel chain has grown rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group in 2007. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Leased and owned hotels	145	173	243	344	465	565	611	616	624	671
Manachised hotels	22	63	195	295	516	835	1,376	2,067	2,471	2874
Franchised hotels	—	—	—	—	54	25	8	80	174	201
Total	167	236	438	639	1,035	1,425	1,995	2,763	3,269	3,746

Our Products

We began our current business of operating and managing a multi-brand hotel group in 2007. As of the date of this annual report, we own 11 hotel brands that are designed to target distinct segments of customers:

•                  Hi Inn, our budget hotel product which targets practical and price-conscious travelers, originally marketed under the name of HanTing Hi Inn;

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

•                  Orange Hotel, our economy brand, features three-star standard facilities at affordable prices;

•                  HanTing Premium, our entry-level midscale hotel brand targeting middle class leisure travelers and midscale corporate events;

•                  Starway Hotel, our midscale limited service hotel product with variety in design and consistency in quality which targets middle class travelers who seek a spacious room, reasonable price and guaranteed quality;

•                  JI Hotel, our standardized midscale limited service hotel product which targets mature and experienced travelers who seek a quality experience in hotel stays, previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotel;

•                  Orange Hotel Select, our midscale hotel brand, is the mini version of our Crystal Orange Hotel;

•                  Manxin Hotel, our mid-to-upscale hospitality brand including city hotels and resorts. Manxin Hotel targets business travelers, leisure travelers, families and corporate events;

•                  Crystal Orange Hotel, our mid-to-upscale hotel brand, features boutique design hotels equipped with advanced, five-star standard facilities; and

•                  Joya Hotel, our upscale brand concept targeting affluent travelers and corporate events. Joya hotels are typically located in central business districts.

In addition to the 11 hotel brands owned by us, we have also entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia:

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

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inns target rational and price-conscious travelers. These hotels offer compact rooms with comfortable beds and shower facilities and complimentary wireless Internet access throughout the premises. These hotels provide basic and clean accommodations. As of December 31, 2017, we had 396 Hi Inns in operation and an additional 32 Hi Inns under development.

HanTing Hotel

Launched in 2007 and originally marketed under the name of HanTing Express Hotel, HanTing Hotel is our economy hotel product with the value proposition of “Quality, Convenience and Value.” These hotels are typically located in areas close to major business and commercial districts. The HanTing Hotel targets knowledge workers and value- and quality-conscious travelers. These hotels are equipped with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. As of December 31, 2017, we had 2,244 HanTing Hotels in operation and an additional 161 HanTing Hotels under development.

Elan Hotel

In September 2014, we launched Elan Hotel. Elan Hotel is our economy hotel product which targets business travelers, young customers and urban tourists, and is committed to provide a unique business and leisure life experience for the hotel guests. The hotels’ modern and nature design elements create a fresh and refreshing atmosphere for the hotel guests. Elan Hotel brand conveys the concept of enjoyment of life and nature. As of December 31, 2017, we had 226 Elan Hotels in operation and an additional 19 Elan Hotels under development.

Orange Hotel

Orange Hotel is our economy brand. These hotels feature three-star standard facilities at affordable prices. As of December 31, 2017, we had eight Orange Hotels in operation.

HanTing Premium

Upgraded from HanTing Hotel, HanTing Premium is our entry-level midscale hotel brand targeting middle class leisure travelers. These hotels offer 24/7 “Niiice Cafe”, ready-to-go breakfast and a variety of self-service facilities, including self-check-in/self-check-out kiosks, self-service lockers and self-service laundry facilities, providing convenience at both leisure and corporate levels. As of December 31, 2017, we had five HanTing Premium Hotels in operation and an additional 39 HanTing Premium Hotels under development.

Starway Hotel

Starway Hotel features hotels with varied designs and targets middle class travelers who seek a spacious room, reasonable price and guaranteed quality. Starway Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels typically offer complimentary Internet access throughout the premises, spacious lobbies and meeting areas with complimentary tea and coffee. As of December 31, 2017, we had 174 Starway Hotels in operation and an additional 34 Starway Hotels under development.

JI Hotel

JI Hotel, which was previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotels, features hotels typically located in city centers or central business districts. These hotels target travelers who seek a quality experience in hotel stays. JI Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels offer complimentary wireless Internet access throughout the premises, spacious lobbies with laser printers, computers, free drinks, and a cafe serving breakfast and simple meals. As of December 31, 2017, we had 390 JI Hotels in operation and an additional 186 JI Hotels under development.

Orange Hotel Select

Orange Hotel Select is our midscale hotel brand. These hotels are mini versions of our Crystal Orange Hotels with advanced sound-proof design. As of December 31, 2017, we had 103 hotels branded Orange Hotel Select in operation and an additional 74 hotels branded Orange Hotel Select under development.

Manxin Hotel

Manxin Hotels & Resorts was launched as a brand of resorts in October 2013, and was subsequently rebranded as Manxin Hotel. Nowadays Manxin Hotel is becoming a brand with city hotels and resorts. These hotels are typically located in city center or business districts and holiday resort areas. Manxin Hotel offers high quality rooms, intelligent service system, rich breakfast, lunch, afternoon tea, dinner and even coffee and drinks. Moreover, Manxin Hotel is aimed to bring the guests a distinct experience by presenting amazing space design and attractive activities. Live Lively is Manxin Hotel’s proposition. As of December 31, 2017, we had 11 Manxin Hotels in operation and an additional 16 Manxin Hotels under development.

Crystal Orange Hotel

Crystal Orange Hotel is our mid-to-upscale hotel brand featuring boutique design hotels. These hotels are equipped with advanced, five-star standard facilities, including free high-speed wireless internet access, intelligent lighting system, wireless speakers and sound-proof design. As of December 31, 2017, we had 42 Crystal Orange Hotels in operation and an additional 20 Crystal Orange Hotels under development.

Joya Hotel

In December 2013, we launched Joya Hotel. These hotels are typically located in areas close to major business and commercial districts in first and second tier cities and target affluent travelers and corporate events. Joya Hotel is designed for guests to enjoy an all-inclusive service, including complimentary breakfast, afternoon tea, healthy snack, mini bar free drinks, gym, automatic massage cabins and other premium services. The rooms are equipped with high-speed fiber access, full wireless coverage and Bluetooth speakers. As of December 31, 2017, we had six Joya Hotels in operation and an additional three Joya Hotels under development.

Grand Mercure Hotel

Grand Mercure is a brand that offers an upscale network of hotels and apartments that combine local culture with world-class services. With hotels that are uniquely adapted to each market, the brand helps guests “discover a new authentic”. As of December 31, 2017, we had four Grand Mercure Hotels in operation and additional four Grand Mercure Hotels under development.

Novotel Hotel

Novotel is a mid-to-upscale brand that provides a multi-service offer for both business and leisure guests, with specious, modular rooms, 24/7 catering offers with balanced meals, meeting rooms, attentive and proactive staff, kid areas, a multi-purpose lobby and fitness centers. These hotels are typically located in the heart of major international cities, business districts and tourist destinations. As of December 31, 2017, we had four Novotel Hotels in operation and an additional seven Novotel Hotels under development.

Mercure Hotel

Mercure is a midscale hotel brand that combines the strength of an international network with a strong quality commitment with the warm experience of hotels that are rooted in their local community, targeting business and leisure travelers around the world. These hotels are typically located in city centers, by the sea or in the mountains. As of December 31, 2017, we had 20 Mercure Hotels in operation and an additional 33 Mercure Hotels under development.

Ibis Styles Hotel

Ibis Styles is a midscale brand that offers comfortable, designer hotels typically located in city centers or close to activity centers. The brand’s distinctive all-inclusive package includes the room, all-you-can-eat breakfast buffet and broadband Internet connection, plus a host of little extras. As of December 31, 2017, we had 13 Ibis Styles Hotels in operation and an additional 14 Ibis Styles Hotels under development.

Ibis Hotel

Ibis is an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment. It created the revolutionary bedding concept Sweet BedTM by ibis and features welcoming, designer common areas and the modern food and beverage offer, ibis kitchen. As of December 31, 2017, we had 100 Ibis Hotels in operation and an additional 54 Ibis Hotels under development.

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

Leased and owned hotels

We seek properties that are in central or highly accessible locations in economically more developed cities in order to maximize the room rates that we can charge. In addition, we typically seek properties that will accommodate hotels of 80 to 300 rooms.

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

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our HuaZhu University, previously known as HanTing College, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. Approximately 80% of our hotel managers have received training completion certificates. Our HuaZhu University also rolled out a new-hire training package in October 2009 to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. In 2017, our hotel-based staff and corporate staff on average have received approximately 60 and 48 hours of training, respectively.

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

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2017, approximately 87% of our room nights were sold through our own sales platforms and the remaining 13% of our room nights through intermediaries.

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

A key component of our marketing efforts is the HUAZHU Rewards, our loyalty program, which covers all of our brands. We believe the HUAZHU Rewards loyalty program allow us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. A majority of individual members of the HUAZHU Rewards pay to enroll in the program. As of December 31, 2017, our HUAZHU Rewards had more than 103 million members. In 2017, approximately 76% of our room nights were sold to our HUAZHU Rewards members. Members of the HUAZHU Rewards are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures and other benefits. HUAZHU Rewards members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels. These points can be redeemed for offset the room charges in our hotels, or used to buy products in Hua Zhu mall. We also have joint promotional programs with leading financial institutions and airlines to recruit new members of our loyalty program. The HUAZHU Rewards includes five levels of membership: star, silver, rose gold, gold and platinum. Star membership is the entry level and can be obtained from online registration for free. We charge RMB49 as the one-time membership fee for the silver membership. The one-time membership fee for the gold membership is RMB219 or RMB170, if purchased as an existing silver member. Star members and silver members may obtain gold membership by recharging their HUAZHU Rewards accounts, or binding their corporate membership cards to their existing membership. Rose gold membership is for employees of the corporate members of the HUAZHU Rewards and can be obtained by binding their respective corporate membership cards. Memberships can be upgraded to the next level or renewed upon the satisfaction of certain conditions. HUAZHU Rewards was previously known as HanTing Club and HuaZhu Club.

Our marketing activities also include Internet advertising, press and sponsored activities held jointly with our corporate partners and advertisements on travel and business magazines.

Competition

The lodging industry in China is highly fragmented. A significant majority of the room supply has come from stand-alone hotels, guest houses and other lodging facilities. In recent years hotel groups emerged and began to consolidate the market by converting standalone hotels into members of their hotel groups. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate. Our HanTing Hotels, Orange Hotels and Ibis Hotels mainly compete with Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel groups and stand-alone hotels, and certain international brands such as Super 8. HanTing Hotels, Orange Hotels and Ibis Hotels also compete with two- and three-star hotels, as they offer rooms with amenities comparable to many of those hotels. Our JI Hotels, Starway Hotels, Orange Hotels Select, HanTing Premium Hotels, Ibis Styles Hotels, Mercure Hotels and Novotel Hotels face competition from existing three-star and certain four-star hotels, boutique hotels whose price could be comparable and a few hotel chains such as Vienna Hotels, Atour Hotels, Hampton Hotels and Holiday Inn Express. Our Hi Inns compete mainly with stand-alone guest houses, low-price hotels and budget hotel chains such as Pod Inns, 99 Inns and 100 Inns. Our Joya Hotels, Manxin Hotels and Grand Mercure Hotels compete with existing four-star and five-star hotels. Our Manxin Hotels and Crystal Orange hotels also compete with boutique resort hotels. Our Elan Hotels compete with existing economy hotel chains such as 7 Days Inn, Home Inn or GreenTree Inn.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.

As of March 31, 2018, we have registered 569 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. An additional 107 trademark applications are under review by the authority. We have also registered ten trademarks in South Korea, seven trademarks in Taiwan, four trademarks in Hong Kong, six trademarks in each of Malaysia and New Zealand, four trademarks in each of Japan and Australia and one trademark in each of Singapore and Macau. We have filed eight trademark applications in Macau, 12 trademark applications in Thailand, six trademark applications in each of Australia, Malaysia and Singapore. As of March 31, 2018, we have received nine patents; another 12 patents were applied and are under review in the PRC. We have also received copyright registration certificates for 46 software programs developed by us as of March 31, 2018. In addition, we have registered 131 national and international top-level domain names, including www.htinns.com, www.hantinghotels.com and www.huazhu.com as of March 31, 2018.

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

Legal and Administrative Proceedings

In the ordinary course of our business, we, our directors, management and employees are subject to periodic legal or administrative proceedings. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, our directors, management and employees, we do not believe that any currently pending legal or administrative proceeding to which we, our directors, management and employees are a party will have a material adverse effect on our business or reputation. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.” As of December 31, 2017, we had several pending legal and administrative proceedings, including lease contract terminations and disputes and construction contract disputes. As of the same date, our accrued contingencies remained RMB41.0 million (US$6.3 million).

Regulation

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue issued by the National Development and Reform Commission and the PRC Ministry of Commerce, or the MOC, which was most recently updated on June 28, 2017. Pursuant to this regulation, there are no restrictions on foreign investment in limited service hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Relative to other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions have consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal PRC regulations currently relevant to our business and operations.

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

The State Council promulgated the Public Area Hygiene Administration Regulation in April 1987 and amended it in February 2016, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, which was amended in January 2016 and December 2017, according to which, starting from May 1, 2011, hotel operators shall establish hygiene administration system and keep records of hygiene administration. The Standing Committee of the National People’s Congress, or the SCNPC enacted the PRC Law on Food Safety in February 2009 and amended it in April 2015, according to which any hotel that provides food must obtain a food service license China Food and Drug Administration, or the CFDA, enacted the Regulation on Administration of Food Business Permit in August 2015 and amended it in November 2017, according to which any entity involving sales of food or food services must obtain a food business license, and any food service license which had obtained prior to October 1, 2015 will be replaced upon expiry by the food business license. Pursuant to this law, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines equal to 1000% to 2000% of the value of food if such value is equal to or more than RMB10,000.

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

In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places, which was amended in February 2016. The Ministry of Culture issued the Circular on Carrying Out the Regulations for Administration of Entertainment Places in March 2006 and the Administrative Measures for Entertainment Places in February 2013 (amended in December 2017). Under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

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

According to the Environmental Protection Law of the People’s Republic of China and the Environmental Impact Assessment Law of the People’s Republic of China promulgated by the SCNPC and latest amended on July 2, 2016, the Regulations Governing Environmental Protection in Construction Projects promulgated by the State Council on November 29, 1998 and amended July 16, 2017, and the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects promulgated by the Ministry of Environmental Protection on December 27, 2001, hotels shall submit a Report/Form on Environmental Impact Assessment and an Application Letter for Acceptance of Environmental Protection Facilities in Construction Projects to competent environmental protection authorities for approvals before commencing the operation. Pursuant to the Environmental Impact Assessment Law of the People’s Republic of China, any hotel failing to obtain the approval of the Report/Form of Environmental Impact Assessment may be ordered to cease construction and restore the property to its original state, and according to the violation activities committed and the harmful consequences thereof, be subject to fines of no less than 1% but no more than 5% of the total investment amount for the construction project of such hotel. The person directly responsible for the project may be subject to certain administrative penalties. Pursuant to the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects, any hotel failing to obtain an Acceptance of Environmental Protection Facilities in Construction Projects may be subject to fines and an order to obtain approval within a specified time limit.

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

On July 30, 2017, for the purpose of promoting the reform of the foreign investment administrative system and simplifying the administrative procedures, MOC amended the Interim Measures for the Record-filing Administration of the Incorporation and Change of Foreign-invested Enterprises which was promulgated in October 2016. According to the amended interim measures, a record-filing administration system shall apply to foreign investors’ mergers and acquisitions of domestic non-foreign-invested enterprises and strategic investments in listed companies, provided that they do not involve the implementation of special access administrative measures prescribed by the state or involve the mergers and acquisitions of affiliates. To be specific, under the record-filing administration system, where a new foreign-invested enterprise is incorporated or a non-foreign invested enterprise changes to a foreign-invested enterprise through acquisition, merger or other means, such incorporation or change no longer requires pre-approval of MOC but should, prior to registration with SAIC or within 30 days after the updated business license issued by SAIC, be filed online on a foreign investment comprehensive administration information system operated by MOC.

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

Regulation on Information Protection on Networks

On December 28, 2012, SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

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

On June 1, 2017, the Cybersecurity Law of the People’s Republic of China promulgated in November, 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to 100% to 1000% of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

On May 25, 2018, the Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC GDPR, will impose certain requirements on the processing of personal data relating to natural persons. GDPR requirements will apply both to companies established in the EU and to companies, such as us, that are not established in the EU but process personal data of individuals who are in the EU (and in the EEA subject to the enactment of implementation procedures), where the processing activities relate to: (a) the offering of goods or services, irrespective of whether a payment of the data subject is required, to such data subjects in the EU; or (b) the monitoring of their behavior as far as their behavior takes place within the EU. The GDPR imposes on concerned companies a large number of obligations, which relate for example, but are not limited, to (i) the principles applying to the processing of personal data: e.g. lawfulness, fairness, transparency, purpose limitation, data minimization and “privacy by design”, accuracy, storage limitation, security, confidentiality; (ii) the ability of the controller to demonstrate compliance with such principles (accountability); (iii) the obligation to identify a legal basis before the processing (special requirements apply to certain specific categories of data such as sensitive data); and (iv) data subjects rights (e.g. transparency, right of access, right to rectification, right to erasure, right to restrict processing, right to data portability, right to object to a processing). This leads to companies being under the obligation to implement a number of formal processes and policies reviewing and documenting the privacy implications of the development, acquisition, or use of all new products and services, technologies, or types of data. The GDPR provides for substantial fines for breaches of data protection requirements, which, depending on the infringed provisions of the GDPR, can go up to either: (i) 2% of the annual worldwide turnover of the preceding financial year or EUR10 million, whichever is greater, or (ii) 4% of the annual worldwide turnover of the preceding financial year or EUR20 million, whichever is greater.  The fine may be imposed instead of, or in addition to, measures that may be ordered by supervisory authorities (e.g. request to cease the processing). The GDPR and EU Member States law also provide for private enforcement mechanisms and, in the most severe cases, criminal liability.

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 31, 2018.

The following table sets forth summary information for our significant subsidiaries as of March 31, 2018.

Major Subsidiaries	Percentage of Ownership	Date of Incorporation/Acquisition	Place of Incorporation
China Lodging Holdings (HK) Limited	100%	October 22, 2008	Hong Kong
China Lodging Holdings Singapore Pte. Ltd.	100%	April 14, 2010	Singapore
Shanghai HanTing Hotel Management Group, Ltd.[1]	100%	November 17, 2004	PRC
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd.[1]	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd.	100%	January 16, 2008	PRC
Yiju (Shanghai) Hotel Management Co., Ltd.[1]	100%	April 12, 2007	PRC
HanTing Technology (Suzhou) Co., Ltd.	100%	December 3, 2008	PRC
HanTing (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC
Starway Hotels (Hong Kong) Limited	100%	May 1, 2012	Hong Kong
Starway Hotel Management (Shanghai) Co., Ltd.	100%	May 1, 2012	PRC
HuaZhu Hotel Management Co., Ltd.[2]	100%	August 16, 2012	PRC
Jizhu Information Technology (Shanghai) Co., Ltd.[3]	100%	February 26, 2014	PRC
Mengguang Information Technology Co., Ltd.	100%	November 7, 2013	PRC
ACL Greater China Limited	100%	May 9, 2016	Hong Kong
Ibis China Investment Limited	100%	April 22, 2016	Hong Kong
TAHM Investment Limited	100%	August 4, 2016	Hong Kong
Yagao Meihua Hotel Management Co., Ltd.	100%	February 16, 2015	PRC
Crystal Orange Hotel Holdings Limited	100%	May 25, 2017	BVI
Orange Hotel Hong Kong Limited	100%	May 25, 2017	Hong Kong
Orange Hotel Management (China) Co., Ltd.	100%	May 25, 2017	PRC
Beijing Crystal Orange Hotel Management Consulting Co., Ltd.	100%	May 25, 2017	PRC

1.                 Shanghai HanTing Hotel Management Group, Ltd., HanTing Xingkong (Shanghai) Hotel Management Co., Ltd. and Yiju (Shanghai) Hotel Management Co., Ltd., which were the subsidiaries of China Lodging Group, Limited, have been subsidiaries of China Lodging Holdings (HK) Limited since April 2017.

2.                 In April 2017, HuaZhu Hotel Management Co., Ltd. reduced its registered capital from RMB300 million to RMB297 million.

3.                 Jizhu Information Technology (Shanghai) Co., Ltd. was previously known as Mengguang Information Technology (Shanghai) Co., Ltd.

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China and occupy nearly 10,900 square meters of office space, about 1,500 square meters of which is owned by us and the rest is leased. As of December 31, 2017, we leased 664 out of our 3,746 hotel facilities with an aggregate size of approximately 3.6 million square meters, including approximately 83,300 square meters subleased to third parties. As of December 31, 2017, we owned seven out of our 3,746 hotel facilities with an aggregate size of approximately 53,900 square meters, of which less than 1,000 square meters subleased to third parties. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

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

Overview

We are a leading and fast-growing multi-brand hotel group in China with leased and owned, manachised and franchised models. Under the lease and ownership model, we directly operate hotels located primarily on leased properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2017, we had 671 leased and owned, 2,874 manachised and 201 franchised hotels in operation and 37 leased and owned hotels and 659 manachised and franchised hotels under development.

As of the date of this annual report, we own 11 hotel brands that are designed to target distinct segments of customers:

•                  Hi Inn, our budget hotel product which targets practical and price-conscious travelers, originally marketed under the name of HanTing Hi Inn;

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

•                  Orange Hotel, our economy brand, features three-star standard facilities at affordable prices;

•                  HanTing Premium, our entry level midscale hotel brand targeting middle class leisure travelers and midscale corporate events;

•                  Starway Hotel, our midscale limited service hotel product with variety in design and consistency in quality which targets middle class travelers who seek a spacious room, reasonable price and guaranteed quality;

•                  JI Hotel, our standardized midscale limited service hotel product which targets mature and experienced travelers who seek a quality experience in hotel stays, previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotel;

•                  Orange Hotel Select, our midscale hotel brand, is the mini version of our Crystal Orange Hotel;

•                  Manxin Hotel, our mid-to-upscale hospitality brand including city hotels and resorts. Manxin Hotel targets business travelers, leisure travelers, families and corporate events;

•                  Crystal Orange Hotel, our mid-to-upscale hotel brand, features boutique design hotels equipped with advanced, five-star standard facilities; and

•                  Joya Hotel, our upscale brand concept targeting affluent travelers and corporate events. Joya hotels are typically located in central business districts.

In addition to the 11 hotel brands owned by us, we entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia:

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

As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2017, approximately 76% of our room nights were sold to members of HUAZHU Rewards, our loyalty program.

Our operations commenced with midscale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our net revenues grew from RMB5,774.6 million in 2015 to RMB6,538.6 million in 2016, and further to RMB8,170.2 million (US$1,255.7 million) in 2017. We had net income attributable to our company of RMB436.6 million, RMB804.6 million and RMB1,237.2 million (US$190.2 million) in 2015, 2016 and 2017, respectively. We had net cash provided by operating activities of RMB1,762.5 million, RMB2,066.3 million and RMB2,452.6 million (US$377.0 million) in 2015, 2016 and 2017, respectively.

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

•                  The number of new leased and owned hotels under development. Generally, the operation of each leased and owned hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased and owned hotels generally incur pre-opening expenses ranging from approximately RMB1.5 million to RMB10.0 million per hotel and generate no revenue. During periods when a large number of new leased and owned hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.

•                  The mix of mature leased and owned hotels, new leased and owned hotels, manachised hotels and franchised hotels. When a new hotel starts operation and goes through the ramp-up stage, the occupancy rate is relatively low and the room rate may be subject to discount. Revenues generated by these hotels are lower than those generated by mature hotels and may be insufficient to cover their operating costs, which are relatively fixed in nature and are similar to those of mature hotels. The lower profitability during the ramp-up stage for leased and owned hotels may have a significant negative impact on our financial performance. The length of ramp-up stage may be affected by factors such as hotel size, seasonality and location. New hotels opened in lower-tier cities generally have longer ramp-up period. On average, it takes our hotels approximately six months to ramp up. We define mature leased and owned hotels as those that have been in operation for more than six months. Our mature leased and owned hotels have been and will continue to be the main contributor to our revenues.

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

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 2,763 in 2015 to 3,746 in 2017 and our total hotel room-nights available for sale increased from 88.4 million in 2015 to 128.8 million in 2017. The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of and for the dates and periods indicated.

	As of December 31,
	2015	2016	2017
Total hotels in operation	2,763	3,269	3,746
Leased and owned hotels	616	624	671
Manachised hotels	2,067	2,471	2,874
Franchised hotels	80	174	201
Total hotel rooms in operation	278,843	331,347	379,675
Leased and owned hotels	75,436	78,160	85,018
Manachised hotels	196,737	237,094	275,065
Franchised hotels	6,670	16,093	19,592
Total hotel room-nights available for sale	88,384,653	112,937,662	128,761,738
Leased and owned hotels	27,093,439	28,346,421	30,198,307
Manachised hotels	60,244,011	80,161,362	92,582,541
Franchised hotels	1,047,203	4,429,879	5,980,890
Number of cities	352	367	378

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

	Year Ended December 31,
	2015	2016	2017
RevPAR (1) (in RMB)
Leased and owned hotels	172	179	211
Manachised hotels	145	151	171
Franchised hotels	124	125	158
Total hotels in operation	153	157	180
Average daily room rate (1) (in RMB)
Leased and owned hotels	198	208	237
Manachised hotels	170	177	191
Franchised hotels	177	182	216
Total hotels in operation	179	185	203
Occupancy rate (as a percentage)
Leased and owned hotels	87	86	89
Manachised hotels	85	85	89
Franchised hotels	70	69	73
Total hotels in operation	85	85	88
Weight of hotel room-nights available for sale contributed by leased and owned hotels less than 6 months (as a percentage)	3	3	8

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

RevPAR may change from period to period due to (i) the change in the mix of our leased and owned hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The total hotel RevPAR in 2017 is higher than that in 2016, and the total hotel RevPAR in 2016 is higher than that in 2015, mainly as a result of upgrade of Hanting 2.0 and the growing demand of our midscale hotels.

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

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
RevPAR (in RMB):
Leased and owned hotels	159	182	195	181	174	211	238	219
Manachised hotels	133	150	166	152	147	171	192	170
Franchised hotels	105	128	144	123	118	151	186	167
Total hotels in operation	139	157	173	158	152	179	203	181

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

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Number of hotels in operation for at least 18 months	1,783	1,899	2,050	2,205	2,380	2,513	2,603	2,729
RevPAR (RMB)	142	159	172	157	151	175	193	172
Same-hotel RevPAR change (as a percentage)	0	-1	1	2	6	8	10	6

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

	Year Ended December 31,
	2015		2016		2017
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Revenues:
Leased and owned hotels	4,986,872	81.6	5,212,405	78.3	6,343,279	974,944	77.6
Manachised and franchised hotels	1,123,979	18.4	1,411,156	21.2	1,786,660	274,605	21.9
Others	—	—	31,219	0.5	40,257	6,187	0.5
Total revenues	6,110,851	100.0	6,654,780	100.0	8,170,196	1,255,736	100.0
Less: Business tax and related taxes(1)	336,227	5.5	116,149	1.7	—	—	—
Net revenues	5,774,624	94.5	6,538,631	98.3	8,170,196	1,255,736	100.0

(1)             Value-added tax has been implemented for hospitality industry to replace business tax in China effective May 1, 2016.

•                  Leased and Owned Hotels. In 2015, we generated revenue of RMB4,986.9 million from our leased and owned hotels, which accounted for 81.6% of our total revenues for the year. In 2016, we generated revenue of RMB5,212.4 million from our leased and owned hotels, which accounted for 78.3% of our total revenues for the year. In 2017, we generated revenues of RMB6,343.3 million (US$974.9 million) from our leased and owned hotels, which amounted for 77.6% of our total revenues for the year. We expect that revenues from our leased and owned hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future. As of December 31, 2017, we had 37 leased and owned hotels under development.

For our leased hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for substantially all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from ten to 20 years. We typically enjoy an initial two- to six-month rent-free period. We generally pay fixed rent on a quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years.

Our owned hotels include the hotels we acquired as part of our strategic alliance with Accor in 2016.

Our revenues generated from leased and owned hotels are significantly affected by the following two operating measures:

•                  The total number of room nights available from the leased and owned hotels in our hotel group. The future growth of revenues generated from our leased and owned hotels will depend significantly upon our ability to expand our hotel group into new locations in China and maintain and further increase our RevPAR at existing hotels. As of December 31, 2017, we had entered into binding contracts with lessors of 37 properties for our leased and owned hotels, which are currently under development.

•                  RevPAR achieved by our leased and owned hotels, which represents the product of average daily rates and occupancy rates. To understand factors impacting our RevPAR, please see “— Non-financial Key Performance Indicators — RevPAR.”

•                  Manachised and Franchised Hotels. In 2015, we generated revenues of RMB1,124.0 million from our manachised and franchised hotels, which accounted for 18.4% of our total revenues for the year. In 2016, we generated revenues of RMB1,411.2 million from our manachised and franchised hotels, which accounted for 21.2% of our total revenues for the year. In 2017, we generated revenues of RMB1786.7 million (US$274.6 million) from our manachised and franchised hotels, which accounted for 21.9% of our total revenues for the year. We expect that revenues from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels in our hotel group. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2017, we had 659 manachised and franchised hotels under development.

•                  Manachised Hotels. Our franchisees either lease or own their hotel properties and also invest in the renovation of their properties according to our product standards. Our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels according to our standards, and all of the operating expenses. We directly manage our manachised hotels and impose the same standards for all manachised hotels to ensure product quality and consistency across our hotel network. Management services we provide to our franchisees for our manachised hotels generally include hiring, appointing and training hotel managers, managing reservations, providing sales and marketing support, conducting quality inspections and providing other operational support and information. We believe our manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

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

•                  Other Revenues. Other revenues of RMB31.2 million and RMB40.3 million (US$6.2 million) in 2016 and 2017, respectively, represent revenues generated from other than the operation of hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, other operating cost, selling and marketing expenses, general and administrative expenses and pre-opening expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2015		2016		2017
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Net revenues	5,774,624	100.0	6,538,631	100.0	8,170,196	1,255,736	100.0
Operating costs and expenses
Hotel operating costs:
Rents	1,804,532	31.2	1,870,879	28.6	2,058,954	316,455	25.2
Utilities	341,620	5.9	345,615	5.3	365,100	56,115	4.4
Personnel costs	919,555	15.9	1,088,380	16.6	1,388,284	213,376	17.0
Depreciation and amortization	645,058	11.2	676,996	10.3	773,202	118,839	9.5
Consumables, food and beverage	485,099	8.4	494,764	7.6	550,513	84,612	6.7
Others	316,283	5.5	455,539	7.0	538,098	82,704	6.6
Total hotel operating costs	4,512,147	78.1	4,932,173	75.4	5,674,151	872,101	69.4
Other operating costs	—	—	7,606	0.1	17,324	2,663	0.2
Selling and marketing expenses	179,568	3.1	146,525	2.2	214,959	33,039	2.6
General and administrative expenses	403,008	7.0	492,141	7.5	690,970	106,200	8.5
Pre-opening expenses	110,011	1.9	71,847	1.1	206,454	31,731	2.5
Total operating costs and expenses	5,204,734	90.1	5,650,292	86.3	6,803,858	1,045,734	83.2

•                  Hotel Operating Costs. Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and owned and manachised hotels. Leased and owned hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements, intangible assets and land use rights. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs in absolute amount will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our net revenue may change from period to period mainly driven by three factors: (i) the hotel operating costs as a percentage of revenues from our leased and owned hotels, (ii) the operating costs, mainly personnel costs, as a percentage of revenues from the manachised and franchised business and (iii) the weight of manachised and franchised hotels in our revenue mix.

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

	Year Ended December 31,
	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Rents	95,977	67,277	191,502	29,433
Personnel cost	5,903	1,560	6,221	956
Others	8,131	3,010	8,731	1,342
Total pre-opening expenses	110,011	71,847	206,454	31,731

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Year Ended December 31,
	2015		2016		2017
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In thousands except percentages)
Hotel operating costs	8,835	16.8	13,603	24.5	19,725	3,031	29.7
Selling and marketing expenses	907	1.7	811	1.5	1,530	235	2.3
General and administrative expenses	42,793	81.5	41,022	74.0	45,112	6,934	68.0
Total share-based compensation expenses	52,535	100.0	55,436	100.0	66,367	10,200	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009, August 2010 and March 2015. We have granted options to purchase 118,348, nil, and nil of our ordinary shares in 2015, 2016 and 2017, respectively. We granted 13,931,961, 1,919,791 and 493,972 shares of restricted stock in 2015, 2016 and 2017, respectively. We recognized share-based compensation as compensation expenses in the statement of comprehensive income based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

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

The following tables present certain unaudited financial data and selected operating data for the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,
	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Non-GAAP Financial Data
EBITDA(1)	1,271,675	1,730,319	2,361,087	362,894
Adjusted EBITDA (1)	1,324,210	1,785,755	2,427,454	373,094

(1)         We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. Our calculation of EBITDA and Adjusted EBITDA does not deduct foreign exchange gain, which was RMB7.8 million and RMB16.5 million in 2015 and 2016, respectively, and foreign exchange loss, which was RMB18.1 million (US$2.8 million) in 2017. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

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

A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Net income attributable to our company	436,600	804,615	1,237,202	190,155
Interest income	(26,712)	(67,366)	(112,645)	(17,313)
Interest expense	3,854	11,056	87,320	13,421
Income tax expense	196,529	287,120	359,958	55,325
Depreciation and amortization	661,404	694,894	789,252	121,306
EBITDA (Non-GAAP)	1,271,675	1,730,319	2,361,087	362,894
Share-based compensation expenses	52,535	55,436	66,367	10,200
Adjusted EBITDA (Non-GAAP)	1,324,210	1,785,755	2,427,454	373,094

Net Cash Provided by Operating Activities. Our net cash provided by operating activities is primarily attributable to our net income, add-backs from share-based compensation expenses, depreciation and amortization, impairment loss, deferred rent and changes in operating assets and liabilities. We use net cash provided by operating activities to assess the cash generation capability and return profile of our business. Compared with EBITDA, net cash provided by operating activities neutralizes the impact of straight-line based rental accounting and timing difference in certain areas of revenue recognition when assessing the return profile and profitability of our business. We had net cash provided by operating activities of RMB1,762.5 million, RMB2,066.3 million and RMB2,452.6 million (US$377.0 million) in 2015, 2016 and 2017, respectively. The year-over-year increase was mainly due to the expansion of our hotel network. We expect that our net cash provided by operating activities will continue to increase as we further expand our hotel network.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, China Lodging, China Lodging Investment Limited, CLG Special Investments Limited and City Home Group Limited are not subject to income or capital gains tax. In addition, dividend payments we make are not subject to withholding tax in the Cayman Islands.

China Lodging HK, Starway HK, IBIS China Investment Limited, ACL Greater China Limited, Orange Hotel Hong Kong Limited, TAHM Investment Limited, City Home Investment Limited, Huazhu Investment I Limited and Huazhu Investment II Limited are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. No Hong Kong profit tax has been provided as we have not had any assessable profit that was earned in or derived from Hong Kong during the years presented.

China Lodging Singapore is subject to Singapore corporate income tax at a rate of 17%. No Singapore profit tax has been provided as we have not had assessable profit that was earned in or derived from Singapore during the years presented.

Under the current tax laws of the British Virgin Islands, Crystal Orange Hotel Holdings Limited is not subject to tax on income or capital gain.

Under the current tax laws of Seychelles, Sheen Step Group Limited is not subject to tax on income or capital gain.

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

The EIT Law imposes a withholding tax of 10% on dividends distributed by a PRC foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax rate. A holding company in Hong Kong, for example, is subject to a 5% withholding tax rate if it owns at least 25% equity in the PRC subsidiary and is the beneficial owner of the dividends. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC ‘resident enterprise’ under the EIT Law, and depending on the determination of our PRC ‘resident enterprise’ status, if we are treated as a non-resident enterprise of the PRC, dividends paid to us by our PRC subsidiaries will be subject to PRC withholding tax; if we are treated as a PRC resident enterprise, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.”

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

We account for hotel manager fees related to the hotels under the manachise program as revenues. Pursuant to the franchise agreements under the manachise program, we charge the franchisees fixed hotel manager fees to cover the manachised hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses that we incur on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2015, 2016 and 2017, the hotel manager fees that were recognized as revenue were RMB261.7 million, RMB321.3 million and RMB371.6 million (US$57.1 million), respectively.

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

Our other revenues are derived from other than the operation of hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels. Revenues from Hua Zhu mall are commissions charged from suppliers for goods sold through the platform and are recognized upon delivery of goods to end customers when its suppliers’ obligation is fulfilled and collectability is reasonably assured. Revenues from IT products are recognized when goods are delivered revenues from IT services are recognized when services are rendered.

Long-Lived Assets

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We evaluate the carrying value of our long-lived assets for impairment by comparing the expected undiscounted future cash flows of the assets to the net book value of the assets if certain trigger events occur, such as receiving government zoning notification. Inherent in reviewing the carrying amounts of the long-lived assets is the use of various estimates. First, our management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent our management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level, generally the individual hotel, for which identifiable cash flows exist. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flow are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns, or other events affecting various forms of travel and access to our hotels.

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with an indefinite life are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess.

Goodwill Impairment

Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down.

We perform a two-step goodwill impairment test for each of the reporting unit we identified for goodwill impairment testing purposes. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of each reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow as well as market value. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our reporting unit will change, which could affect the amount of goodwill impairment charges, if any. We perform the annual goodwill impairment test on November 30. As of November 30, 2017, we operated and managed our business as a single segment, and the acquired business had been migrated to our business. Our management reviews our consolidated results when making decisions about allocating resources and assessing our performance. Therefore, we have a single operating segment and reporting unit.

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

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss in the China’s limited service hotel industry, tax planning strategy implemented and other tax planning alternatives. Prior to 2009, we had significant operating losses attributable to rapid expansion and related pre-opening costs incurred. As of December 31, 2015, 2016 and 2017, we had deferred tax assets after valuation allowance of RMB218.7 million, RMB176.4 million and RMB325.6 million (US$50.1 million), respectively. We expect many of our hotels that were put in operation since 2013 will mature gradually and generate sufficient taxable profit to utilize the substantial portion of the net loss carryforward. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in the period in which the allowance is recorded.

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

Future Adoption of Accounting Standards

See “Note 2 Summary of Principal Accounting Policies/New Accounting Pronouncement Not Yet Adopted” for our current evaluation of the impact of adopting Accounting Standards Update No. 2014-09 (“ASU 2014-09”), Revenue from Contracts With Customers (Topic 606), Accounting Standards Update No. 2016-02 (“ASU 2016-02”), Leases, and other accounting standards effective in future periods.

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

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	(RMB)	(US$)%
	(In thousands except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	4,986,872	86.3	5,212,405	79.7	6,343,279	974,944	77.6
Manachised and franchised hotels	1,123,979	19.5	1,411,156	21.6	1,786,660	274,605	21.9
Others	—	—	31,219	0.5	40,257	6,187	0.5
Total revenues	6,110,851	105.8	6,654,780	101.8	8,170,196	1,255,736	100.0
Less: Business tax and related taxes	336,227	5.8	116,149	1.8	—	—	—
Net revenues	5,774,624	100.0	6,538,631	100.0	8,170,196	1,255,736	100.0
Operating costs and expenses(1):
Hotel operating costs	4,512,147	78.1	4,932,173	75.4	5,674,151	872,101	69.4
Other operating costs	—	—	7,606	0.1	17,324	2,663	0.2
Selling and marketing expenses	179,568	3.1	146,525	2.2	214,959	33,039	2.6
General and administrative expenses	403,008	7.0	492,141	7.5	690,970	106,200	8.5
Pre-opening expenses	110,011	1.9	71,847	1.1	206,454	31,731	2.5
Total operating costs and expenses	5,204,734	90.1	5,650,292	86.3	6,803,858	1,045,734	83.2
Other operating income (expense), net	31,264	0.5	(17,440)	(0.4)	71,175	10,940	0.8
Income from operations	601,154	10.4	870,899	13.3	1,437,513	220,942	17.6
Interest income	26,712	0.5	67,366	1.0	112,645	17,313	1.4
Interest expenses	3,854	0.0	11,056	0.2	87,320	13,421	1.1
Other income, net	6,979	0.0	133,755	2.1	163,678	25,157	2.0
Foreign exchange gain (loss)	7,814	0.1	16,481	0.3	(18,128)	(2,786)	(0.2)
Income before income taxes	638,805	11.0	1,077,445	16.5	1,608,388	247,205	19.7
Income tax expense	196,529	3.4	287,120	4.4	359,958	55,325	4.5
Income (loss) from equity method investments	(2,896)	(0.0)	6,157	0.1	(11,783)	(1,811)	(0.1)
Net income	439,380	7.6	796,482	12.2	1,236,647	190,069	15.1
Less: net income (loss) attributable to noncontrolling interest	2,780	0.0	(8,133)	(0.1)	(555)	(86)	(0.0)
Net income attributable to China Lodging Group, Limited	436,600	7.6	804,615	12.3	1,237,202	190,155	15.1

Note:

(1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Share-based compensation expenses	52,535	55,436	66,367	10,200

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Our net revenues increased by 25.0% from RMB6,538.6 million in 2016 to RMB8,170.2 million (US$1,255.7 million) in 2017. The following table sets forth a breakdown of our net revenues for the periods indicated:

	Year Ended December 31,
	2016	2017
	(RMB)	(RMB)	(US$)
	(In thousands)
Revenues
Leased and owned hotels	5,212,405	6,343,279	974,944
Manachised and franchised hotels	1,411,156	1,786,660	274,605
Others	31,219	40,257	6,187
Total revenues	6,654,780	8,170,196	1,255,736
Less: business tax and related surcharges(1)	(116,149)	—	—
Net revenues	6,538,631	8,170,196	1,255,736
Net revenues from leased and owned hotels	5,121,431	6,343,279	974,944
Net revenues from manachised and franchised hotels	1,386,526	1,786,660	274,605
Others	30,674	40,257	6,187

Note:

(1) Value-added tax has been implemented for hospitality industry to replace business tax in China effective May 1, 2016. For comparison purpose, the business tax and related surcharges in 2016 are re-allocated to reflect net revenues for each business.

•                  Leased and Owned Hotels. Net revenues from our leased and owned hotels increased by 23.9% from RMB5,121.4 million in 2016 to RMB6,343.3 million (US$974.9 million) in 2017. This increase was primarily due to our continued expansion of leased and owned hotels from 624 hotels and 78,160 hotel rooms as of December 31, 2016 to 671 hotels and 85,018 hotel rooms as of December 31, 2017. The increase of RevPAR for our leased and owned hotels from RMB179 in 2016 to RMB211 (US$32.4) in 2017, mainly as a result of the increase in the proportion of midscale and upscale hotels and the improved performance driven by strong travel demand.

•                  Manachised and Franchised Hotels. Net revenues from our manachised and franchised hotels increased by 28.9% from RMB1,386.5 million in 2016 to RMB1,786.7 million (US$274.6 million) in 2017. This increase was primarily due to our continued expansion of manachised hotels from 2,471 hotels and 237,094 hotel rooms as of December 31, 2016 to 2,874 hotels and 275,065 hotel rooms as of December 31, 2017 and franchised hotels from 174 hotels and 16,093 hotel rooms as of December 31, 2016 to 201 hotels and 19,592 hotel rooms as of December 31, 2017. RevPAR for our manachised and franchised hotels increased from RMB151 and RMB125 in 2016 to RMB171 (US$26.3) and RMB158 (US$24.3) in 2017, respectively, mainly attributable to the upgrade of economy hotels and increasing travel demands.

•                  Other Revenues. Net other revenues increased from RMB30.7 million in 2016 to RMB40.3 million (US$6.2 million) in 2017. This increase was primarily attributable to the increase of revenues from provision of IT products and services to hotels.

Operating Costs and Expenses. Our total operating costs and expenses increased by 20.4% from RMB5,650.3 million in 2016 to RMB6,803.9 million (US$1,045.7 million) in 2017.

•                  Hotel Operating Costs. Our hotel operating costs increased by 15.0% from RMB4,932.2 million in 2016 to RMB5,674.2 million (US$872.1 million) in 2017. This increase was primarily due to our expansion of leased and owned hotels from 624 hotels as of December 31, 2016 to 671 hotels as of December 31, 2017 and the increased proportion of our midscale and upscale hotels. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 2,471 hotels as of December 31, 2016 to 2,874 hotels as of December 31, 2017. Our hotel operating costs as a percentage of net revenues decreased from 75.4% in 2016 to 69.4% in 2017. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and the increased portion of manachised and franchised hotels.

•                  Selling and Marketing Expenses. Our selling and marketing expenses increased by 46.8% from RMB146.5 million in 2016 to RMB215.0 million (US$33.0 million) in 2017. Our selling and marketing expenses as a percentage of net revenues increased from 2.2% in 2016 to 2.6% in 2017. The increase was mainly attributable to the redesign of a number of our hotel brands as well as marketing activities to promote our brands and loyalty programs.

•                  General and Administrative Expenses. Our general and administrative expenses increased from RMB492.1 million in 2016 to RMB691.0 million (US$106.2 million) in 2017. Our general and administrative expenses as a percentage of net revenues increased from 7.5% in 2016 to 8.5% in 2017. The increase was mainly attributable to the increase of performance-related personnel costs, general and administrative expenses related to the newly acquired Crystal Orange, and one-off Crystal Orange acquisition transaction costs amounting to RMB46.2 million in the first half of 2017.

•                  Pre-opening Expenses. Our pre-opening expenses increased from RMB71.8 million in 2016 to RMB206.5 million (US$31.7 million) in 2017. Our pre-opening expenses as a percentage of net revenues increased from 1.1% in 2016 to 2.5% in 2017. These increases were mainly attributable to more leased midscale and upscale hotels opened or under construction in 2017 than in 2016.

Other Operating Income (Expense), Net. Our other operating income was RMB71.2 million (US$10.9 million) in 2017, which mainly included government grants. Our other operating expense was RMB17.4 million in 2016, which mainly included accrued contingencies for certain of our pending legal and administrative proceedings, partially offset by government grants.

Income from Operations. As a result of the foregoing, we had income from operations of RMB1,437.5 million (US$220.9 million) in 2017, compared to income from operations of RMB870.9 million in 2016.

Interest Income (Expense), Net. Our net interest income was RMB25.3 million (US$3.9 million) in 2017. Our interest income was RMB112.6 million (US$17.3 million) in 2017, and our interest expense was RMB87.3 million (US$13.4 million). Our net interest income was RMB56.3 million in 2016. Our interest income was RMB67.4 million in 2016, and our interest expense was RMB11.1 million. The decrease in net interest income from 2016 to 2017 was primarily due to increased bank borrowings and issuance of convertible senior notes in 2017.

Other Income, Net. Our other income was RMB133.8 million and RMB163.7 million (US$25.2 million) in 2016 and 2017, respectively, primarily attributable to the investment income from our equity investments.

Foreign Exchange Gain (Loss). We had foreign exchange loss of RMB18.1 million (US$2.8 million) in 2017, compared to foreign exchange gain of RMB16.5 million in 2016. Our foreign exchange loss in 2017 was primarily attributable to the appreciation of the Renminbi against the U.S. dollar in 2017.

Income Tax Expense. Our income tax expenses increased from RMB287.1 million in 2016 to RMB360.0 million (US$55.3 million) in 2017, primarily due to the increase in our income before income taxes from RMB1,077.4 million in 2016 to RMB1,608.4 million (US$247.2 million) in 2017. Our effective tax rate in 2017 was 22.4%, which decreased from 26.6% in 2016, primarily due to the influence of withholding tax on cash dividend in 2016 and the effect of excess tax benefit of share-based compensation in 2017. The effect of excess tax benefit was recorded in additional paid-in capital before 2017. With the adoption of ASU 2016-09, the tax benefit for options and equity awards is recognized in the income statement that lead to a RMB46.2 million decrease in income tax expenses in 2017.

Income (Loss) from Equity Method Investments. Our loss from equity method investments was RMB11.8 million (US$1.8 million) in 2017, compared to our income from equity method investments of RMB6.2 million in 2016, primarily due to the loss incurred by certain investees.

Net Income (Loss) Attributable to Noncontrolling Interest. Net income (loss) attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures. Net loss attributable to noncontrolling interest was RMB0.6 million (US$0.1 million) in 2017, compared to the net loss attributable to noncontrolling interest of RMB8.1 million in 2016, primarily due to decreased losses of certain of our new joint ventures.

Net Income Attributable to China Lodging Group, Limited. As a result of the foregoing, we had net income attributable to China Lodging Group, Limited of RMB1,237.2 million (US$190.2 million) in 2017 compared to net income attributable to China Lodging Group, Limited of RMB804.6 million in 2016.

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was RMB2,361.1 million (US$362.9 million) in 2017, compared with EBITDA of RMB1,730.3 million in 2016. Adjusted EBITDA (non-GAAP) increased from RMB1,785.8 million in 2016 to RMB2,427.5 million (US$373.1 million) in 2017. This change was primarily due to the expansion of our hotel network, the improved RevPAR and the acquisition of Crystal Orange in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our net revenues increased by 13.2% from RMB5,774.6 million in 2015 to RMB6,538.6 million  in 2016.

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

Other Operating Income (Expense), Net. Our other operating income was RMB31.3 million in 2015, which mainly includes government grants and gain or loss arising from the write-off of property and equipment associated with the leased and owned hotels demolished. Our other operating expense was RMB17.4 million (US$2.5 million) in 2016, which mainly included accrued contingencies for certain of our pending legal and administrative proceedings, partially offset by government grants.

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

Outstanding Indebtedness

In February 2017,we entered into a three-year revolving general credit facility with China Merchants Bank under which we can borrow up to RMB500 million by February 2020. The interest rate for each draw-down will be established in each draw-down agreement. As of December 31, 2017, we had not drawn down any amount under this contract.

In April 2017, we entered into a three-year bank loan contract with Industrial and Commercial Bank of China under which we can borrow up to US$40 million by September 30, 2017, and we had a RMB307 million deposit pledged accordingly. The interest rate is based on the three-month Libor on draw-down date plus 1.4%. In 2017, we had drawn down US$40 million under this agreement and repaid US$0.01 million. As of December 31, 2017, according to the contract, there were US$0.02 million needed to be repaid within one year, which belonged to the current portion of our long-term bank borrowings. The weighted average interest rate of borrowings drawn under this agreement was 2.68% in 2017.

In May 2017, we entered into an US$250 million term facility and US$250 million revolving credit facility agreement. The US$250 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan is Libor plus 1.75%. There are some financial covenants including interest cover, leverage and tangible net worth related to this facility. In 2017, we had drawn down US$250 million under the term facility agreement and repaid nil. For revolving credit facility agreement, we had drawn down US$250 million in May 2017 and fully repaid the amount in November 2017. The weighted average interest rate of borrowings drawn under this agreement was 3.04% in 2017.

In June 2017, we entered into a one-year bank loan contract with China CITIC Bank under which we can borrow up to US$20 million for the period ended May 31, 2018, and we had a RMB160 million deposit pledged accordingly. The interest rate is based on the twelve-month Libor on draw-down date plus 1.5%. In 2017, we had drawn down US$20 million under this agreement and repaid nil. The weighted average interest rate of borrowings drawn under this agreement was 3.22% in 2017.

In November 2017, we issued US$475 million of the Notes. The Notes will mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. The Notes can be converted into our ADSs at an initial conversion rate of 5.4869 of our ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$182.25 per ADS).

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, borrowings from commercial banks and issuance of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use. As of December 31, 2017, we had entered into binding contracts with lessors of 37 properties for our leased and owned hotels under development. As of December 31, 2017, we expected to incur approximately RMB1,222.4 million of capital expenditures in connection with certain recently completed leasehold improvements and to fund the leasehold improvements of these 37 leased and owned hotels. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs for at least the next 12 months with our operating cash flow, existing cash balance and our credit facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2017).

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Net cash provided by operating activities	1,762,511	2,066,301	2,452,596	376,955
Net cash provided by (used in) investing activities	(1,550,357)	183,762	(6,716,254)	(1,032,268)
Net cash provided by (used in) financing activities	219,443	(266,194)	4,536,103	697,186
Effect of exchange rate changes on cash and cash equivalents	(2,624)	13,300	(32,733)	(5,031)
Net increase in cash and cash equivalents	428,973	1,997,169	239,712	36,842
Cash and cash equivalents at the beginning of the year	808,865	1,237,838	3,235,007	497,212
Cash and cash equivalents at the end of the year	1,237,838	3,235,007	3,474,719	534,054

Operating Activities

In 2015, 2016 and 2017, we financed our operating activities primarily through cash generated from operations.

Net cash provided by operating activities amounted to RMB2,452.6 million (US$377.0 million) in 2017, primarily attributable to (i) our net income of RMB1,236.6 million (US$190.1 million), (ii) an add-back of RMB789.3 million (US$121.3 million) in depreciation and amortization, (iii) an increase of RMB288.2 million (US$44.3 million) in accrued expenses and other current liabilities, (iv) an add-back of RMB209.1 million (US$32.1 million) in the deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities and (v) an add-back of RMB169.2 million (US$26.0 million) of impairment loss.

Net cash provided by operating activities amounted to RMB2,066.3 million in 2016, primarily attributable to (i) our net income of RMB796.5 million in 2016, (ii) an add-back of RMB694.9 million in depreciation and amortization, (iii) an increase of RMB202.4 million in accrued expenses and other current liabilities, (iv) an add- back of RMB153.7 million of impairment loss, (v) an add-back of RMB103.3 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities.

Net cash provided by operating activities amounted to RMB1,762.5 million in 2015, primarily attributable to (i) our net income of RMB439.4 million in 2015, (ii) an add-back of RMB661.4 million in depreciation and amortization in 2015, (iii) our deferred revenue of RMB216.8 million primarily attributable to one-time membership fees in connection with our HUAZHU Rewards loyalty program as well as advances received from customers and franchisees, (iv) an add-back of RMB130.3 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities and (v) an increase of RMB121.5 million in accrued expenses and other current liabilities, partially offset by an increase of RMB44.4 million in prepaid rent.

Net cash provided by operating activities increased from RMB2,066.3 million in 2016 to RMB2,452.6 million (US$377.0 million) in 2017, primarily due to (i) an increase in our net income from RMB796.5 million in 2016 to RMB1,236.6 million (US$190.1 million) in 2017, (ii) an increase in the add-back of our deferred rent from RMB103.3 million in 2016 to RMB209.1 million (US$32.1 million) in 2017, and (iii) an increase in accrued expenses and other current liabilities from RMB202.4 million in 2016 to RMB288.2 million (US$44.3 million) in 2017, partially offset by an increase in our prepaid rent from RMB25.4 million in 2016 to RMB188.7 million (US$29.0 million) in 2017.

Net cash provided by operating activities increased from RMB1,762.5 million in 2015 to RMB2,066.3 million in 2016, primarily due to (i) an increase in our net income from RMB439.4 million in 2015 to RMB796.5 million in 2016, (ii) an increase in accrued expenses and other current liabilities from RMB121.5 million in 2015 to RMB202.4 million in 2016 and (iii) an increase in the add-back of our impairment loss from RMB95.6 million in 2015 to RMB153.7 million in 2016.

Investing Activities

Our cash used in investing activities in 2017 is primarily related to our leasehold improvements, purchase of equipment, fixtures in leased and owned hotels, acquisition of Crystal Orange, investment in Cjia, CREATER, Mobike and OYO, and purchase of marketable securities from the open market.

Net cash used in investing activities was RMB6,716.3 million (US$1,032.3 million) in 2017, compared to net cash provided by investing activities of RMB183.8 million in 2016, primarily due to (i) a change in acquisitions, net of cash received from positive RMB131.5 million in 2016 to negative RMB3,745.6 million (US$575.7 million) in 2017, mainly due to the acquisition of Crystal Orange (ii) an increase in our purchase of long-term investments from RMB293.1 million in 2016 to RMB1,327.5 million (US$204.0 million) in 2017, (iii) a change in our restricted cash from a decrease of RMB360.0 million in 2016 to an increase of RMB480.8 million (US$73.9 million) in 2017, (iv) a decrease in our proceeds from maturity/sale of short-term investments from RMB526.4 million in 2016 to nil in 2017, mainly due to the disposal of  all our investment in Home Inns in 2016 (v) an increase in our payment for the origination of loan receivables from RMB36.4 million in 2016 to RMB 445.9 million (US$68.5 million) in 2017 and (vi) an increase in our purchases of property and equipment from RMB503.1 million in 2016 to RMB819.5 million (US$126.0 million) in 2017.

Net cash provided by investing activities was RMB183.8 million in 2016, compared to net cash used in investing activities of  RMB1,550.4 million in 2015, primarily due to (i) a change in our restricted cash from an increase of RMB360.5 million in 2015 to a decrease of RMB360.0 million in 2016, (ii) an increase in our proceeds from maturity/sale of short-term investments from nil in 2015 to RMB526.4 million in 2016, and (iii) a decrease in our purchases of short-term investments from RMB434.8 million in 2015 to nil in 2016, partially offset by an increase in our purchases of long-term investments from RMB105.7 million in 2015 to RMB293.1 million 2016.

Financing Activities

Our major financing activities since 2012 consist of loans with commercial banks, entrusted loans from related parties, repurchase of shares, issuance of convertible senior notes and payment of dividends. Net cash provided by financing activities was RMB4,536.1 million (US$ 697.2 million) in 2017, compared to net cash used in financing activities of RMB266.2 million in 2016. Net cash provided by financing activities in 2017 primarily consisted of (i) proceeds of RMB3,633.2 million (US$558.4 million) from long-term debt, (ii) proceeds of RMB2,925.2 million (US$ 449.6 million) from issuance of convertible senior notes, net of issuance cost and capped call option, (iii) proceeds of RMB136.5 million (US$21.0 million) from short-term debt, partially offset by (i) repayment of long-term debt of RMB1,650.9 million (US$253.7 million), (ii) dividend payment of RMB306.3 million (US$47.1 million), (iii) repayment of short-term debt of RMB294.7 million (US$45.3 million).

Net cash used in financing activities in 2016 primarily consisted of (i) repayment of RMB332.6 million from short-term debt, and (ii) dividend paid of RMB276.3 million, partially offset by (i) proceeds of RMB281.7 million from short-term debt, (ii) contribution from noncontrolling interest holders in the amount of RMB45.6 million, (iii) net proceeds of RMB12.2 million from issuance of ordinary shares upon exercise of options, and (iv) funds advanced from noncontrolling interest holders in the amount of RMB11.5 million.

Restrictions on Cash Transfers to Us

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2017, approximately RMB3,481.2 million (US$535.0 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

Furthermore, under regulations of the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” Currently, it is still unclear whether the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise”. See “Item 10. Additional Information — E. Taxation — PRC Taxation.”

The EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax rate. A holding company in Hong Kong, for example, is subject to a 5% withholding tax rate if it owns at least 25% equity in the PRC subsidiary and is the beneficial owner of the dividends.

The EIT Law provides that PRC “resident enterprises” are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC “resident enterprise,” we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempted from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such income received by PRC resident enterprise is tax exempted under the EIT Law.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB655.4 million, RMB494.8 million and RMB1,069.2 million (US$164.3 million) in 2015, 2016 and 2017, respectively. Our capital expenditures in 2017 consist of RMB1,060.2 million (US$162.9 million) in property and equipment and RMB9.0 million (US$1.4 million) in software. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Hotel Information Platform and Operational Systems” and “— Intellectual Property”.

5.D. Trend Information

Two of our wholly-owned subsidiaries, Hanting Technology (Suzhou) Co., Ltd. (“Hanting Suzhou”) and Jizhu Information and Technology (Shanghai) Co., Ltd (“Jizhu Shanghai”), which once called Mengguang Information and Technology (Shanghai) Co., Ltd, as recognized software development entities located in Suzhou and Shanghai of PRC, are entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Hanting Suzhou has entered into the first tax profitable year for the year ended December 31, 2011. Therefore, Hanting Suzhou applied tax exemption from 2011 to 2012, and was subject to a preferential tax rate of 12.5% from 2013 to 2015. Since 2016, Hanting Suzhou is entitled to a preferential tax rate of 15% as it is qualified as high and new tech enterprise. The high and new tech enterprise qualification expired in September 2017. Jizhu Shanghai has entered into the first tax profitable year for the year ended December 31, 2014. Therefore, Jizhu Shanghai applied tax exemption from 2014 to 2015, and was subject to a preferential tax rate of 12.5% from 2016 to 2018. The aggregate amount and per share effect of tax holidays were as follows:

	Year Ended December 31,
	2015	2016	2017
	(RMB)	(RMB)	(RMB)
	(In thousands, except per share data)
Aggregate amount	41,288	27,224	24,424
Per share effect—basic	0.16	0.10	0.09
Per share effect—diluted	0.16	0.10	0.08

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due in the Year Ending December 31,						Payment Due
	Total	2018	2019	2020	2021	2022	Thereafter
	(In RMB millions)
Operating Lease Obligations	25,088	1,824	2,539	2,518	2,414	2,284	13,509
Purchase Obligations	160	160	—	—	—	—	—
Long-term Debt Obligations, with Principal and Interest	2,044	66	60	1,918	—	—	—
Convertible Senior Notes with Principal and Interest	3,162	12	12	12	12	3,114	—
Total	30,454	2,062	2,611	4,448	2,426	5,398	13,509

Our operating lease obligations related to our obligations under lease agreements with lessors of our leased hotels. Our purchase obligations primarily consisted of contractual commitments in connection with leasehold improvements and installation of equipment for our leased hotels.

As of December 31, 2017, we recorded liabilities of uncertain tax benefits of approximately RMB26.4 million (US$4.1 million) associated with the interests on intercompany loans.

In April 2017, we obtained a long-term debt of US$40.0 million collateralized by an RMB307.0 million bank deposit which classified as restricted cash. The annual interest rate of the borrowings was approximately 2.68%. In May 2017, we also obtained one long-term debt of US$250.0 million with some financial covenants including interest cover, leverage and tangible net worth. The annual interest rate of the borrowings was approximately 3.04%.

Our note is in the aggregate principal amount of US$475.0 million and will mature in November 2022, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 5.4869 of our ADSs per US$1,000 principal amount of the notes. The conversion rate is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the Notes for cash on November 3, 2020, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The notes bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018.

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

Directors and Executive Officers	Age	Position/Title
Qi Ji	51	Founder, Executive Chairman of the Board of Directors
John Jiong Wu	50	Co-founder, Independent Director
Tong Tong Zhao	51	Co-founder, Independent Director
Xiaofan Wang	42	Director
Shangzhi Zhang	64	Director
Jian Shang	50	Independent Director
Sébastien Bazin	56	Director
Gaurav Bhushan	46	Alternate Director to Sébastien Bazin
Min (Jenny) Zhang	44	Chief Executive Officer
Teo Nee Chuan	47	Chief Financial Officer
Hui Jin	40	President

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

Xiaofan Wang has served as our director since January 2018. She has served as Chief Financial Officer of Ctrip since November 2013 and Executive Vice President of Ctrip since May 2016. Ms. Wang joined Ctrip in 2001 and has held a number of managerial positions at Ctrip. Prior to joining Ctrip, she served as finance manager in China eLabs, a venture capital firm from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA).

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

Jian Shang has served as our independent director since May 2014. He has over 16 years of experience in corporate management and financial innovation. He served as Managing Director of UBS Global Asset Management and as chief executive officer of UBS SDIC Fund Management Company from 2006 to 2012. Prior to that, he served as chief executive officer of Yin Hua Fund Management Company, deputy chief executive officer of Hua An Fund Management Company, and head of strategic planning of Shanghai Stock Exchange respectively from 2001 to 2006. Previously, he was a deputy Division Director of China Securities Regulatory Commission from 1997 to 2000. Mr. Shang obtained his PhD in Finance and MA in Economics from University of Connecticut, and his Bachelor’s degree in engineering from Shanghai Jiao Tong University.

Sébastien Bazin has served as our director since January 2016. He is acting as the Chairman and Chief Executive Officer of Accor S.A. since 2013, where he has served as a director since January 9, 2006. Prior to that, he served as a member of the Supervisory Board of Accor S.A. since May 3, 2005. He is also the Vice-Chairman of the Supervisory Board of Gustave Roussy Foundation and non-executive Director of General Electric since 2016. Previously, Mr. Bazin was with Colony Capital, a private-equity firm, from 1997 to 2012, during which time he managed and participated in a large number of investments in the hospitality industry. Mr. Bazin has earned his Masters in Business Management from Paris-Sorbonne University in 1985.

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

Min (Jenny) Zhang has served as our chief executive officer since May 2015. She also served as our president from January 2015 to May 2015, our chief financial officer from March 2008 to May 2015 and our chief strategic officer from November 2013 to January 2015. Prior to joining us, she served as the Finance Director of Eli Lilly (Asia) Inc., Thailand Branch and the Chief Financial Officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Zhang has served on the board as a director for Genscript Biotech Corporation since May 2015, and she has serviced as a director of Oravel Stays Private Limited since January 2018. She obtained her Master of Business Administration degree from Harvard Business School and received both Master’s and Bachelor’s degrees from the University of International Business and Economics.

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

6.B. Compensation

For the fiscal year ended December 31, 2017, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB7.2 million (US$1.1 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Termination of the Amended and Restated 2007 and 2008 Plans and the Amended 2009 Plan. Our Amended and Restated 2007 Plan terminated in 2017, and our Amended and Restated 2008 Plan and our Amended 2009 Plan will terminate in 2018 and 2019, respectively, unless extended pursuant to the relevant provisions therein. Our board of directors may amend, suspend, or terminate our Amended and Restated 2008 Plans and our Amended 2009 Plan at any time. No amendment, alteration, suspension, or termination of these plans shall materially and adversely impair the rights of any participant with respect to an outstanding award, unless mutually agreed otherwise between the participant and the administrator.

The following tables summarize options and restricted stocks that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of December 31, 2017.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qi Ji	400,000	1.53	October 1, 2009	October 1, 2019
	436,348	2.7525	July 17, 2012	July 17, 2018
Tong Tong Zhao	100,000	1.53	October 1, 2009	October 1, 2019
John Jiong Wu	100,000	1.53	October 1, 2009	October 1, 2019
Min (Jenny) Zhang	1,470,000	1.40	October 1, 2007	October 1, 2017
	300,000	1.53	November 20, 2009	November 20, 2019
	207,784	2.7525	July 17, 2012	July 17, 2018
Hui Jin	*	0.50	February 4, 2007	February 4, 2017
	*	4.265	March 31, 2011	March 31, 2017
	*	5.415	May 13, 2014	May 13, 2020
	*	4.925	March 31, 2015	March 31, 2021
Other individuals as a group	16,979,237	0.50-5.415	February 4, 2007 – April 1, 2015	February 4, 2017 – April 1, 2021

Name	Ordinary Shares Underlying Restricted Stocks Awarded	Date of Grant
Qi Ji	200,000	August 6, 2011
	897,880	July 17, 2012
	1,697,187	March 17, 2015
	1,098,224	March 26, 2015
Shangzhi Zhang	*	January 18, 2012
	*	January 10, 2013
	*	December 10, 2014
	*	March 13, 2017
Min (Jenny) Zhang	313,944	July 17, 2012
	73,188	March 16, 2015
	1,697,187	March 17, 2015
	1,098,224	March 26, 2015
Hui Jin	*	March 31, 2011
	*	July 2, 2012
	*	July 1,2013
	*	July 17, 2014
	*	March 26, 2015
Jian Shang	*	May 5, 2014
Teo Nee Chuan	*	January 15, 2016
Other individuals as a group	10,950,690	February 7, 2011 –December 31, 2017

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

6.D. Employees

We had 10,282, 10,507 and 13,525 employees as of December 31, 2015, 2016 and 2017, respectively. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2018 by:

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	100,820,533	(2)	34.5
Tong Tong Zhao	26,374,652	(3)	9.0
John Jiong Wu	8,753,145	(4)	3.0
Xiaofan Wang	—		—
Shangzhi Zhang	*		*
Jian Shang	*		*
Sébastien Bazin	—		—
Gaurav Bhushan	—		—
Min (Jenny) Zhang	*		*
Hui Jin	*		*
Teo Nee Chuan	*		*
All Directors and Executive Officers as a Group	137,434,298	(5)	38.0
Principal Shareholders:
Winner Crown Holdings Limited	73,144,905	(6)	25.1
Accor	29,875,543	(7)	10.3
East Leader International Limited	26,274,652	(8)	9.0
OppenheimerFunds, Inc.	24,745,396	(9)	8.5
Ctrip.com International, Ltd.	22,049,446	(10)	7.6

*                 Less than 1%.

(1)         The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days after March 31, 2018. Percentage of beneficial ownership of each listed person or group is based on (i) 291,437,906 ordinary shares outstanding as of March 31, 2018, and (ii) the ordinary shares underlying share options exercisable by such person within 60 days after March 31, 2018.

(2)         Includes (i) 72,344,905 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 200,000 ADS representing 800,000 ordinary shares held by Winner Crown, charged to Morgan Stanley & Co. International plc, (iii) 836,348 ordinary shares issuable upon exercise of options held by Mr. Qi Ji that are exercisable within 60 days after March 31, 2018, (iv) 564,628 ordinary shares held by Mr. Qi Ji, and (v) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares, and 10,274,652 ordinary shares held by East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated November 27, 2014. East Leader is wholly owned by Perfect Will Holdings Limited, or Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd., or Asia Square, as nominee for J. Safra Sarasin Trust Company (Singapore) Ltd., or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries.

(3)         Includes (i) 100,000 ordinary shares issuable upon exercise of options held by Ms. Tong Tong Zhao that are exercisable within 60 days after March 31, 2018, and (ii) 4,000,000 Restricted ADSs representing 16,000,000 ordinary shares and 10,274,652 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.

(4)         Includes (i) 100,000 ordinary shares issuable upon exercise of options held by Mr. John Jiong Wu that are exercisable within 60 days after March 31, 2018, and (ii) 68,286 ADSs representing 273,144 ordinary shares and 8,380,001 ordinary shares held by Mr. John Jiong Wu.

(5)         Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2018 held by all of our directors and executive officers as a group.

(6)         Winner Crown is a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji, our founder and executive chairman, and his family members, are the beneficiaries. Mr. Ji is the sole director of Winner Crown. The address of Winner Crown is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)  Includes (i) 24,895,543 ordinary shares issued to AAPC Hong Kong Limited, an indirect wholly owned subsidiary of Accor (“AAPC”), as reported in a Schedule 13D filed by Accor and AAPC on January 25, 2016, and (ii) 1,245,000 ADSs representing 4,980,000 ordinary shares that Accor acquired in the open market between December 14, 2014 and May 7, 2015 and transferred to AAPC on May 7, 2015. Accor is a company incorporated under the laws of France and its registered office is Immeuble Odyssey, 110, Avenue de France, 75210 Paris cedex 13. AAPC is a company incorporated in Hong Kong and its registered office is Room 803, 8th Floor, AXA Centre, 151, Gloucester Road, Wan Chai, Hong Kong.

(8)         East Leader is a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Bank Sarasin Nominees (CI) Limited, as nominee for Sarasin Trust Company Guernsey Limited, or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader. The address of East Leader is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9) Based on Amendment No. 1 to Schedule 13G filed with the SEC on February 6, 2018 by OppenheimerFunds, Inc.

(10)  Includes (i) 7,202,482 ordinary shares that Ctrip purchased from us, (ii) an aggregate of 11,646,964 of our ordinary shares that Ctrip purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 800,000 ADSs representing 3,200,000 ordinary shares that Ctrip subscribed in our initial public offering. Ctrip is a Cayman Islands company and its address is 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

As of March 31, 2018, we had 291,437,906 ordinary shares issued and outstanding. To our knowledge, we had three record shareholders in the United States, including Citibank, N.A., which is the depositary of our ADS program and held approximately 49.2% of our total outstanding ordinary shares under our ADS program and the depositary of our restricted ADS program and held approximately 5.5% of our total outstanding ordinary shares under our restricted ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Ctrip

We conduct transactions in the ordinary course of our business with Ctrip.com International, Ltd., or Ctrip, an entity in which Mr. Qi Ji, our founder, is a co-founder and independent director. Ctrip rendered reservation services to us to facilitate our customers in making reservations at our hotels from Ctrip’s hotel booking system. In 2015, 2016 and 2017, the aggregate commission fees of our leased and owned hotels paid to Ctrip.com for its reservation services amounted to RMB17.7 million, RMB44.1 million and RMB76.8 million (US$11.8 million), respectively.

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

In 2016 and 2017, we provided marketing and training services to Ctrip and recorded service fees amounted to RMB12.7 million and RMB23.7 million (US$3.6 million), respectively.

Transaction with Sheen Star

In November 2013, We entered into an investment agreement to acquire 50% equity interest in Suzhou Kangdu Property Co., Limited, or Kangdu, a real estate company, for RMB100 million. Concurrently we entered into a property transfer agreement with Kangdu to acquire the property developed by Kangdu for a purchase price of RMB175 million. We injected RMB50 million in November 2013 and RMB30 million in January 2014 to Kangdu for the equity interest in Kangdu. In April 2014, we set up Sheen Star Group Limited, or Sheen Star, together with Mr. Qi Ji and an independent third party. We own 19.99% of the equity interest in Sheen Star and Mr. Qi Ji owns 50.01%. We then transferred our investment in Kangdu to Sheen Star for a consideration of RMB82.8 million, together with all of our rights and obligations under the property purchase agreement in April 2014. We had not paid any consideration to Kangdu for the property before the transfer to Sheen Star. We provided shareholder loan of RMB35.0 million to Sheen Star in 2016 and recognized interest income in the amount of RMB2.1 million in 2016.

Transaction with Accor

In January 2016, we completed strategic alliance transactions with Accor to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. After the transaction, Accor became one of our principal shareholders and was granted a right to nominate one director to our board of directors. We recorded brand use fee, reservation and other related service fee to Accor of RMB6.0 million and RMB10.8 million (US$1.7 million) in 2016 and 2017, respectively. We also recognized service fee from Accor of RMB4.1 million and RMB7.7 million (US$1.2 million) in 2016 and 2017, respectively.

Transaction with Cjia

Cjia is an equity investee in which we held an equity interest of 17% as of December 31, 2017. We sold goods and provided IT service to Cjia amounted to RMB0.4 million and RMB8.5 million (US$1.3 million) in 2016 and 2017, respectively.

In 2016, we sold our subsidiary Chengjia to Cjia for consideration of RMB 10.0 million.

In 2017, we provided shareholder loan of RMB85.0 million (US$13.1 million) to Cjia.

Transaction with CREATER

In 2017, we provided shareholder loan of RMB27.0 million (US$4.1 million) to CREATER.

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

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. Not applicable.

8.A.7. See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

8.A.8. Dividend Policy

On October 23, 2017, we declared a cash dividends of US$0.16 per ordinary share, or US$0.64 per ADS, each representing four ordinary shares. Cash dividends on our ordinary shares are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$44.7 million, which was paid in full by December 15, 2017.

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

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. Our board of directors has complete discretion in deciding whether to distribute dividends. PRC dividend withholding tax of RMB30.7 million and RMB32.6 million was accrued in years 2015 and 2016, respectively, along with the declaration of special cash dividends from our PRC subsidiaries to us. As of December 31, 2017, the accrued PRC dividend withholding tax liability was RMB8.6 million. Starting 2018, we plan to maintain a moderate dividend distribution of approximately RMB300.0 million a year from current year net income. Other than these dividends distributions, we intend to indefinitely reinvest the remaining undistributed earnings of our PRC subsidiaries.

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

	High		Low
2010 (from March 26, 2010)	US$	27.50	US$	13.49
2011	24.47		12.00
2012	17.55		10.51
2013	32.29		14.75
2014	31.25		19.99
2015	33.00		15.35
2016	54.23		25.42
First quarter	38.49		25.42
Second quarter	39.19		31.71
Third quarter	47.72		35.17
Fourth quarter	54.23		41.69
2017	146.25		47.72
First quarter	64.32		47.72
Second quarter	88.08		57.89
Third quarter	126.29		76.52
Fourth quarter	146.25		102.67
October	142.8		117.06
November	138.25		102.67
December	146.25		106.06
2018 (through April 19, 2018)	166.19		122.80
First quarter	166.19		122.80
Second quarter (through April 19, 2018)	138.93		126.31
January	166.19		130.00
February	160.90		128.60
March	157.67		122.80
April (through April 19, 2018)	138.93		126.31

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

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued Public Announcement [2011] No. 45 in 2011 and Public Announcement [2014] No.9 in 2014, providing more guidance on the implementation of Circular 82 and clarifying matters including resident status determination, post-determination administration and competent tax authorities. The above-mentioned tax circulars apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and are not applicable to our case. But the determining criteria set forth in such tax circulars may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. Currently, there are no further detailed rules or precedents applicable to us regarding the procedures and specific criteria for determining “de facto management body” for a company like us. As such, it is still unclear if the PRC tax authorities would determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC “resident enterprise.”

The EIT Law imposes an enterprise income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax rate. A holding company in Hong Kong, for example, is subject to a 5% withholding tax rate if the holding company owns at least 25% equity in the PRC subsidiary and is the beneficial owner of the dividends.

The EIT Law provides that PRC “resident enterprises” are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC “resident enterprise,” we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempt from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such dividend income distributed to a PRC resident enterprise is exempted from enterprise income tax under the EIT Law. However, if we are required under the EIT Law to pay income tax on any dividends we receive from our subsidiaries, our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

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

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own such ordinary shares or ADSs. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on net investment income, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

•                  tax-exempt entities;

•                  persons that own or are deemed to own ten percent or more of our stock (measured by voting power or value);

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

Taxation of Distributions

Subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.

A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NASDAQ Global Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed below in “Passive Foreign Investment Company Rules”, based on our audited financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to the 2016 or 2017 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

As discussed above, under “Item. 10. Additional Information—E. Taxation—PRC Taxation”, dividends we pay may be subject to PRC withholding tax.  For U.S. federal income tax purposes, the amount of any dividend will include amounts withheld in respect of such PRC withholding tax. Subject to applicable limitations, some of which may vary depending upon a U.S. Holder’s circumstances, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate applicable under the Treaty may be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

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

As described in “Taxation — PRC Taxation — PRC taxation on us,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our ordinary shares or ADSs may be subject to PRC withholding tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the Treaty may be entitled to elect to treat the gain as foreign-source income for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on dispositions with respect to their particular circumstances.

Passive Foreign Investment Company Rules

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2017 taxable year. However, because PFIC status depends on the composition of our income and assets and the market value of our assets from time to time, as well as our market capitalization at the close of each quarter, there can be no assurance that we will not be a PFIC for any taxable year. While we have no reason to believe we will be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

If we were a PFIC, a U.S. Holder could, if certain conditions are met, make a mark-to-market election with respect to our ADSs that would result in tax treatment different from the general tax treatment for PFICs described above. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If a U.S. Holder were to make an effective mark-to-market election for the first year that we are a PFIC, the holder generally would recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over its adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. If we were a PFIC, it is unclear whether our ordinary shares would be treated as “marketable stock” eligible for the mark-to-market election. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

A timely election to treat us as a qualified electing fund under Section 1295 of the Code would also result in alternative treatment from the general treatment for PFICs described above (which alternative treatment could, in certain circumstances, mitigate the adverse tax consequences of holding shares in a PFIC). U.S. Holders should be aware, however, that we do not intend to satisfy record-keeping and other requirements or provide relevant information that would permit U.S. Holders to make qualified electing fund elections if we were a PFIC.

In addition, if we were a PFIC, the favorable rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Furthermore, if we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, such U.S. Holder may be required to file a report (IRS Form 8621 or other relevant form) containing such information as the U.S. Treasury may require. U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules, including potential reporting obligations.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent we hold assets denominated in U.S. dollars, any appreciation of the RMB against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the RMB against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 29, 2017 into Renminbi at the exchange rate of US$1.00 for RMB6.5063, such cash balance would have been approximately RMB6.5 million (US$1.0 million). Assuming a 1.0% depreciation of the RMB against the U.S. dollar, such cash balance would have increased to RMB6.6 million (US$1.0 million) as of December 29, 2017.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, consumer price index in China increased by 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary, Citibank, N.A.:

Service	Fees

• Issuance of ADSs	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary (U.S. 2¢ per ADS for the year of 2017)

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2017, we have received a total of RMB2.4 million (US$0.4 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2015, 2016 and 2017.

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

Our management excluded Crystal Orange from our assessment of the internal control over financial reporting, which was acquired on May 24, 2017 and whose financial statements constitute 12.6% and 7.8% of net assets and total assets, respectively, 9.5% of revenues and 8.1% of net income of our consolidated financial statement amounts as of and for the year ended December 31, 2017. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during 2017.

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

We paid the following fees for professional services to Deloitte for the years ended December 31, 2016 and 2017.

	Year Ended December 31,
	2016	2017
	US$	US$
	(In thousands)
Audit Fees(1)	1,160	1,180
Audit-Related Fees(2)	—	484
Tax Fees	—	—
All Other Fees(3)	338	—
Total	1,498	1,664

Note:                  (1) Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services. Our 2016 and 2017 audit fees mainly include the audit of our annual financial statements, the services provided in connection with our compliance with the Sarbanes-Oxley Act, or services that are normally provided by the accountant in connection with statutory and regulatory filings.

(2) Audit-Related Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.” Audit-Related Fees in 2017 was to support the issuance of convertible senior notes and the agreed-upon procedures related to our acquisition transaction.

(3) All Other Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for tax and other related consulting services.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced a share repurchase program approved by our board of directors on April 20, 2015, which was amended in March 2016. Under the terms of the approved program, we may repurchase up to $80 million worth of our issued and outstanding ADSs. The repurchases have been, made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing. This share repurchase plan expired on April 20, 2017. Our board of directors review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The share repurchase program may be suspended or discontinued at any time. We did not repurchase any ADSs under this program in 2017.

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

4.14

English translation of Letter of Guarantee by and between Ctrip.com International, Ltd. and the Registrant, dated December 19, 2013 (Incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2014.)

4.15

Master Purchase Agreement among the Registrant, AAPC Singapore Pte. Ltd. and AAPC Hong Kong Limited dated December 14, 2014 (Incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.)

4.16

Securities Purchase Agreement between the Registrant and AAPC Hong Kong Limited, dated December 14, 2014 (Incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2015.)

4.17

Amended and Restated Master Purchase Agreement among the Registrant, AAPC Singapore Pte. Ltd. and AAPC Hong Kong Limited, dated as of December 14, 2014 and amended and restated as of January 25, 2016 (Incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016.)

4.18

Amended and Restated Securities Purchase Agreement between the Registrant and AAPC Hong Kong Limited, dated as of December 14, 2014 and amended and restated as of dated January 25, 2016 (Incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016.)

4.19

Investor and Registration Rights Agreement between the Registrant and AAPC Hong Kong Limited, dated January 25, 2016 (Incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016.)

4.20

Amended and Restated Non-Competition Agreement between Accor S.A., AAPC Hong Kong Limited, the Registrant and Qi Ji dated January 25, 2016 (Incorporated by reference to Exhibit 99.B to the Schedule 13D filed by Accor S.A. and AAPC Hong Kong Limited with the Securities and Exchange Commission on February 8, 2016.)

4.21

Share Purchase Agreement related to Crystal Orange Hotel Holdings Limited between the Vendors named therein and the Registrant dated February 25, 2017 (Incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2017.)

4.22

Underwriting Agreement among the Registrant, Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc. dated October 26, 2017 (Incorporated by reference to Exhibit 1.1 on Form 6-K filed with the Securities and Exchange Commission on October 31, 2017.)

4.23

ADS Lending Agreement between the Registrant and Deutsche Bank AG, London Branch dated October 26, 2017 (Incorporated by reference to Exhibit 99.1 on Form 6-K filed with the Securities and Exchange Commission on October 31, 2017.)

4.24*	Purchase Agreement between the Registrant and Deutsche Bank Securities Inc. dated October 26, 2017

4.25*	Base Capped Call Transaction Confirmation between the Registrant and Deutsche Bank AG, London Branch dated October 26, 2017

4.26*	Base Capped Call Transaction Confirmation between the Registrant and JPMorgan Chase Bank, National Association dated October 26, 2017

4.27*	Base Capped Call Transaction Confirmation between the Registrant and Morgan Stanley & Co. LLC dated October 26, 2017

4.28*	Additional Capped Call Transaction Confirmation between the Registrant and Deutsche Bank AG, London Branch dated October 31, 2017

4.29*	Additional Capped Call Transaction Confirmation between the Registrant and JPMorgan Chase Bank, National Association dated October 31, 2017

4.30*	Additional Capped Call Transaction Confirmation between the Registrant and Morgan Stanley & Co. LLC dated October 31, 2017

4.31*	Indenture between the Registrant and Wilmington Trust, National Association dated November 3, 2017.

8.1*	Subsidiaries of the Registrant.

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

Date: April 20, 2018

CHINA LODGING GROUP, LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2015, 2016 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA LODGING GROUP, LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of China Lodging Group, Limited and its subsidiaries and variable interest entities (the “Group”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of China Lodging Group, Limited and its subsidiaries and variable interest entities as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the Group’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2018 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 20, 2018

We have served as the Company’s auditor since 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA LODGING GROUP, LIMITED

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of China Lodging Group, Limited and its subsidiaries and variable interest entities ( the “Group”) as of December 31, 2017 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2017 of the Group and our report dated April 20, 2018 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

As described in the Management’s Report on Internal Controls over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Crystal Orange Hotel Holdings Limited (“Crystal Orange”), which was acquired on May 24, 2017 and whose financial statements constitute 12.6% and 7.8% of net and total assets, respectively, 9.5% of revenues and 8.1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2017. Accordingly, our audit did not include the internal control over financial reporting at Crystal Orange.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 20, 2018

CHINA LODGING GROUP, LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except share and per share data, unless otherwise stated)

	As of December 31,
	2016	2017	2017
			US$’000 (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	3,235,007	3,474,719	534,054
Restricted cash	500	481,348	73,982
Short-term investments measured at fair value	—	129,911	19,967
Accounts receivable, net of allowance of RMB11,424 and RMB10,277 as of December 31, 2016 and 2017, respectively	141,649	162,910	25,039
Loan receivables	22,410	380,580	58,494
Amounts due from related parties	98,453	118,537	18,219
Prepaid rent	446,127	659,973	101,436
Inventories	21,606	24,006	3,690
Other current assets	208,929	329,140	50,588
Total current assets	4,174,681	5,761,124	885,469
Property and equipment, net	3,710,468	4,522,878	695,154
Intangible assets, net	342,694	1,643,972	252,674
Land use rights	145,521	140,108	21,534
Long-term investments, including marketable securities measured at fair value of RMB204,945 and RMB907,716 as of December 31, 2016 and 2017, respectively	1,064,321	2,361,969	363,028
Goodwill	171,504	2,264,758	348,087
Loan receivables	7,269	42,330	6,506
Other assets	200,492	364,660	56,047
Deferred tax assets	176,414	325,643	50,050
Total assets	9,993,364	17,427,442	2,678,549

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	298,291	130,815	20,106
Accounts payable	584,731	766,565	117,819
Amounts due to related parties	11,058	36,890	5,670
Salary and welfare payables	274,259	427,070	65,640
Deferred revenue	749,793	832,021	127,879
Accrued expenses and other current liabilities	895,837	1,264,902	194,412
Income tax payable	152,112	218,238	33,542
Total current liabilities	2,966,081	3,676,501	565,068

Long-term debt	—	4,921,774	756,463
Deferred rent	1,023,843	1,380,484	212,177
Deferred revenue	166,963	171,735	26,394
Other long-term liabilities	323,991	380,578	58,494
Deferred tax liabilities	96,329	422,090	64,874
Total liabilities	4,577,207	10,953,162	1,683,470
Commitments and contingencies (Note 22)
Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 281,379,130 and 294,040,234 shares issued as of December 31, 2016 and 2017, and 278,282,366 and 280,518,358 shares outstanding as of December 31, 2016 and 2017, respectively)	204	212	33
Treasury shares (3,096,764 and 3,096,764 shares as of December 31 2016 and 2017, respectively)	(107,331)	(107,331)	(16,496)
Additional paid-in capital	3,699,056	3,624,135	557,019
Retained earnings	1,812,174	2,753,715	423,238
Accumulated other comprehensive (loss) income	(4,503)	167,965	25,816
Total China Lodging Group, Limited shareholders’ equity	5,399,600	6,438,696	989,610
Noncontrolling interest	16,557	35,584	5,469
Total equity	5,416,157	6,474,280	995,079
Total liabilities and equity	9,993,364	17,427,442	2,678,549

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in thousands , except share and per share data , unless otherwise stated)

	Years Ended December 31,
	2015	2016	2017	2017
				US$’000 (Note 2)
Revenues:
Leased and owned hotels	4,986,872	5,212,405	6,343,279	974,944
Manachised and franchised hotels	1,123,979	1,411,156	1,786,660	274,605
Others	—	31,219	40,257	6,187
Total revenues	6,110,851	6,654,780	8,170,196	1,255,736
Less: Business tax and related taxes	336,227	116,149	—	—
Net revenues	5,774,624	6,538,631	8,170,196	1,255,736
Operating costs and expenses:
Hotel operating costs	4,512,147	4,932,173	5,674,151	872,101
Other operating costs	—	7,606	17,324	2,663
Selling and marketing expenses	179,568	146,525	214,959	33,039
General and administrative expenses	403,008	492,141	690,970	106,200
Pre-opening expenses	110,011	71,847	206,454	31,731
Total operating costs and expenses	5,204,734	5,650,292	6,803,858	1,045,734
Other operating income (expenses), net	31,264	(17,440)	71,175	10,940
Income from operations	601,154	870,899	1,437,513	220,942
Interest income	26,712	67,366	112,645	17,313
Interest expense	3,854	11,056	87,320	13,421
Other income (expense), net	6,979	133,755	163,678	25,157
Foreign exchange gain (loss)	7,814	16,481	(18,128)	(2,786)
Income before income taxes	638,805	1,077,445	1,608,388	247,205
Income tax expense	196,529	287,120	359,958	55,325
Income (loss) from equity method investments	(2,896)	6,157	(11,783)	(1,811)
Net income	439,380	796,482	1,236,647	190,069
Less: net income (loss) attributable to noncontrolling interest	2,780	(8,133)	(555)	(86)
Net income attributable to China Lodging Group, Limited	436,600	804,615	1,237,202	190,155

Other comprehensive income
Unrealized securities holding gains, net of tax of 7,151, (1,810) and (7,965) for 2015, 2016 and 2017	68,069	16,449	868	133
Reclassification of realized gains to net income, net of tax	—	(67,921)	(5,282)	(812)
Foreign currency translation adjustments, net of tax of nil for 2015, 2016 and 2017	3,535	(12,627)	176,882	27,186
Comprehensive income	510,984	732,383	1,409,115	216,576
Comprehensive income (loss) attributable to the noncontrolling interest	2,780	(8,133)	(555)	(86)
Comprehensive income attributable to China Lodging Group, Limited	508,204	740,516	1,409,670	216,662

Earnings per share:
Basic	1.74	2.92	4.43	0.68
Diluted	1.70	2.84	4.24	0.65
Weighted average number of shares used in computation:
Basic	250,533,204	275,139,070	279,272,140	279,272,140
Diluted	256,104,167	282,889,494	293,073,978	293,073,978

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in thousands, except share data, unless otherwise stated)

	Ordinary Shares			Treasury Shares				Accumulated Other
	Issued shares	Outstanding shares	Amount	Share	Amount	Additional Paid-in Capital	Retained Earnings	Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity
Balance at January 1, 2015	250,747,255	250,747,255	184	—	—	2,381,568	847,220	(12,008)	1,749	3,218,713
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	3,231,068	3,231,068	2	—	—	23,158	—	—	—	23,160
Share-based compensation	—	—	—	—	—	52,535	—	—	—	52,535
Excess tax benefit from share-based compensation	—	—	—	—	—	12,838	—	—	—	12,838
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	—	8,264	8,264
Net income	—	—	—	—	—	—	436,600	—	2,780	439,380
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	68,069	—	68,069
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(4,604)	(4,604)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	2,450	2,450
Repurchase of shares	—	(3,096,764)	—	3,096,764	(107,331)	—	—	—	—	(107,331)
Cash dividends declared	—	—	—	—	—	—	(276,261)	—	—	(276,261)
Foreign currency translation adjustments	—	—	—	—	—	—	—	3,535	—	3,535
Balance at December 31, 2015	253,978,323	250,881,559	186	3,096,764	(107,331)	2,470,099	1,007,559	59,596	10,639	3,440,748
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	2,505,264	2,505,264	2	—	—	10,581	—	—	—	10,583
Issuance of ordinary shares for acquisition	24,895,543	24,895,543	16	—	—	1,143,505	—	—	—	1,143,521
Share-based compensation	—	—	—	—	—	55,436	—	—	—	55,436
Excess tax benefit from share-based compensation	—	—	—	—	—	18,645	—	—	—	18,645
Net income	—	—	—	—	—	—	804,615	—	(8,133)	796,482
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	16,449	—	16,449
Reclassification of realized gains to net income, net of tax	—	—	—	—	—	—	—	(67,921)	—	(67,921)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(3,677)	(3,677)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	790	—	—	44,814	45,604
Dispose of noncontrolling interest for deconsolidation	—	—	—	—	—	—	—	—	(27,086)	(27,086)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(12,627)	—	(12,627)
Balance at December 31, 2016	281,379,130	278,282,366	204	3,096,764	(107,331)	3,699,056	1,812,174	(4,503)	16,557	5,416,157
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	2,235,992	2,235,992	1	—	—	9,301	—	—	—	9,302
Share-based compensation	—	—	—	—	—	66,367	—	—	—	66,367
Issuance of ordinary shares under ADS lending arrangement	10,425,112	—	7	—	—	—	—	—	—	7
Capped Call options in connection with issuance of convertible senior notes	—	—	—	—	—	(177,476)	—	—	—	(177,476)
ADS lending arrangement in connection with issuance of convertible senior notes	—	—	—	—	—	26,499	—	—	—	26,499
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	—	4,206	4,206
Net income	—	—	—	—	—	—	1,237,202	—	(555)	1,236,647
Cash dividends paid	—	—	—	—	—	—	(295,661)	—	—	(295,661)
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	868	—	868
Reclassification of realized gains to net income, net of tax	—	—	—	—	—	—	—	(5,282)	—	(5,282)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(2,810)	(2,810)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	25,575	25,575
Noncontrolling interest recognized from partial disposal	—	—	—	—	—	—	—	—	237	237
Acquisition of noncontrolling interest	—	—	—	—	—	388	—	—	(4,138)	(3,750)
Disposal of noncontrolling interest for deconsolidation	—	—	—	—	—	—	—	—	(3,488)	(3,488)
Foreign currency translation adjustments	—	—	—	—	—	—	—	176,882	—	176,882
Balance at December 31, 2017	294,040,234	280,518,358	212	3,096,764	(107,331)	3,624,135	2,753,715	167,965	35,584	6,474,280

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in thousands, unless otherwise stated)

	Years Ended December 31,
	2015	2016	2017	2017
				US$’000 (Note 2)
Operating activities:
Net income	439,380	796,482	1,236,647	190,069
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	52,535	55,436	66,367	10,200
Depreciation and amortization	661,404	694,894	789,252	121,306
Amortization of issuance cost of convertible senior notes	—	—	2,598	399
Deferred taxes	(50,149)	33,446	(76,237)	(11,717)
Bad debt expenses	1,997	1,082	2,446	376
Deferred rent	130,301	103,322	209,074	32,134
(Gain) loss from disposal of property and equipment	(5,519)	9,333	12,884	1,980
Impairment loss	95,608	153,741	169,213	26,008
Loss (Income) from equity method investments	2,896	(6,157)	11,783	1,811
Investment (income) loss	(2,767)	(116,763)	(159,974)	(24,588)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(5,749)	(46,211)	4,207	647
Prepaid rent	(44,430)	(25,380)	(188,653)	(28,995)
Inventories	5,952	3,923	2,766	425
Amounts due from related parties	—	(9,314)	(31,151)	(4,788)
Other current assets	(15,518)	(40,813)	(76,320)	(11,730)
Other assets	1,787	(5,046)	(54,411)	(8,363)
Accounts payable	14,194	59,129	8,141	1,251
Amounts due to related parties	1,250	7,489	3,093	475
Salary and welfare payables	24,532	60,669	133,142	20,464
Deferred revenue	216,805	19,529	4,016	617
Accrued expenses and other current liabilities	121,502	202,351	288,185	44,293
Income tax payable	56,019	64,087	44,688	6,868
Other long-term liabilities	60,481	51,072	50,840	7,813
Net cash provided by operating activities	1,762,511	2,066,301	2,452,596	376,955

Investing activities:
Purchases of property and equipment for hotels in operation and headquarters	(315,117)	(296,353)	(405,166)	(62,273)
Purchases of property and equipment for hotels under development	(325,105)	(206,783)	(414,357)	(63,685)
Purchases of intangibles	(8,818)	(13,557)	(7,854)	(1,207)
Amount received as a result of government zoning	6,721	2,099	2,593	399
Acquisitions, net of cash received	(19,153)	131,501	(3,745,588)	(575,686)
Proceeds from disposal of subsidiary and branch, net of cash disposed	5,000	(20,668)	13,684	2,103
Purchase of long-term investments	(105,707)	(293,125)	(1,327,508)	(204,034)
Proceeds from maturity/sale of long-term investments	14,410	14,842	128,174	19,700
Payment for shareholder loan to equity investees	(1,386)	(39,387)	(113,206)	(17,399)
Collection of shareholder loan from equity investees	1,522	9,285	119,855	18,421
Purchases of short-term investments	(434,811)	—	(95,802)	(14,724)
Proceeds from maturity/sale of short-term investments	—	526,443	—	—
Payment for the origination of loan receivables	(53,000)	(36,420)	(445,892)	(68,532)
Proceeds from collection of loan receivables	45,587	45,885	55,662	8,554
(Increase) decrease in restricted cash	(360,500)	360,000	(480,849)	(73,905)
Net cash (used in) provided by investing activities	(1,550,357)	183,762	(6,716,254)	(1,032,268)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	22,619	12,206	9,073	1,394
Payment of share repurchase	(107,331)	—	—	—
Proceeds from short-term bank borrowings	589,376	281,719	136,488	20,978
Repayment of short-term bank borrowings	(283,516)	(332,555)	(294,677)	(45,291)
Proceeds from long-term bank borrowings	—	—	3,633,174	558,409
Repayment of long-term bank borrowings	—	—	(1,650,917)	(253,741)
Funds advanced from noncontrolling interest holders	5,432	11,453	83,573	12,845
Repayment of funds advanced from noncontrolling interest holders	(900)	(600)	(8,730)	(1,342)
Acquisitions of noncontrolling interest	(4,083)	(4,083)	(3,750)	(576)
Contribution from noncontrolling interest holders	2,450	45,604	25,575	3,931
Dividends paid to noncontrolling interest holders	(4,604)	(3,677)	(2,810)	(432)
Dividends paid	—	(276,261)	(306,343)	(47,084)
Proceeds from issuance of convertible senior notes, net of issuance cost and capped call option	—	—	2,925,203	449,595
Direct financing costs paid	—	—	(9,763)	(1,501)
Proceeds from ADS lending	—	—	7	1
Net cash provided by (used in) financing activities	219,443	(266,194)	4,536,103	697,186
Effect of exchange rate changes on cash and cash equivalents	(2,624)	13,300	(32,733)	(5,031)
Net (decrease) increase in cash and cash equivalents	428,973	1,997,169	239,712	36,842
Cash and cash equivalents at the beginning of the year	808,865	1,237,838	3,235,007	497,212
Cash and cash equivalents at the end of the year	1,237,838	3,235,007	3,474,719	534,054
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	3,854	9,415	186,648	28,687
Income taxes paid	190,660	184,414	380,272	58,447
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	513,168	453,281	612,503	94,140
Consideration payable for business acquisition	113,458	172,813	118,242	18,173
Purchase of intangible assets included in payables	7,646	7,267	6,015	924
Reimbursement of government zoning included in receivables	2,099	2,700	2,068	318
Proceeds from disposal of subsidiary and branch included in receivables	—	—	300	46
Acquisition of noncontrolling interest included in payables	4,083	—	—	—
Issuance of ordinary shares for acquisition of AccorHotels (Note 3)	—	1,143,521	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES

China Lodging Group, Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries (the “Group”) are to develop leased and owned, manachised and franchised hotels under the “Joya Hotel”, “Crystal Orange”, “Manxin Hotel”, “Orange Hotel Select”, “Orange Hotel”, “JI Hotel”, “Starway Hotel”, “HanTing Hotel”, “HanTing Premium”, “Elan Hotel” and “Hi Inn” brands in the People’s Republic of China (“PRC”). The Group also has the rights as master franchisee for “Mercure”, “Ibis” and “Ibis Styles”, and co-development rights for “Grand Mercure” and “Novotel”, in Pan-China region.

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

As of December 31, 2016 and 2017, the Group had 624 and 671 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically eight to ten years and are renewable upon mutual agreement between the Group and the franchisee. The Group also has some franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2016 and 2017, the Group had 2,471 and 2,874 manachised hotels in operation and 174 and 201 franchised hotels in operation, respectively.

2.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and consolidated variable interest entities (the “VIEs”). All intercompany transactions and balances are eliminated on consolidation.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Variable Interest Entities

The Group evaluates the need to consolidate certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

The Company is deemed as the primary beneficiary of and consolidates variable interest entities when the Company has the power to direct the activities that most significantly impact the economic success of the entities and effectively assumes the obligation to absorb losses and has the rights to receive benefits that are potentially significant to the entities. In November 2017, the Company through one of its subsidiaries entered into a series of contractual agreements with Tianjin Mengguang Information Technology Co., Ltd. (“TJ Mengguang”), a newly established limited liability company, and its shareholder, pursuant to which the Company has obtained control over the VIE of TJ Mengguang and is entitled to receive effectively all economic benefits generated from TJ Mengguang. Accordingly, the Company consolidates TJ Mengguang in the consolidated financial statements. The Company can have assets transferred freely out of TJ Mengguang without any restrictions. Therefore, the Group considers that there is no asset of a consolidated TJ Mengguang that can be used only to settle obligations of TJ Mengguang, except for registered capital and PRC statutory reserves of TJ Mengguang amounting to a total of RMB12,059 as of December 31, 2017. As the consolidated TJ Mengguang is incorporated as a limited liability company under the PRC Company Law, creditors of TJ Mengguang do not have recourse to the general credit of the Company for any of the liabilities of the consolidated TJ Mengguang.

As of December 31, 2017, excluding inter-group balance, the assets of VIE of TJ Mengguang mainly consisted of cash and cash equivalent RMB21,353 and other current assets RMB3,095, and this VIE’s liabilities of RMB2,585 mainly consisted of deferred revenue RMB1,371 and accrued expenses and other current liabilities RMB1,032. For the year ended December 31, 2017, excluding inter-group transactions, net revenues and cost of revenues generated by this VIE of TJ Mengguang are RMB534 and RMB653, respectively.

In addition, the Group, as general partner, has the power to direct the activities that most significantly impact the economic success of the fund of Ningbo Hongting Investment Management LLP (“NB Hongting”, the “Fund”) and effectively assumes the obligation to absorb losses and has the rights to receive benefits that are potentially significant to the Fund. As of December 31, 2017, the assets of NB Hongting mainly consisted of cash and cash equivalent RMB8,816 and long term investment RMB25,000, and the Fund’s liabilities is RMB461. For the year ended December 31, 2017, the net loss of RMB398 is due to some pre-operation expenses.

The Group evaluates its business activities and arrangements with the entities that operate the manachised and franchised hotels and the funds that it serves as general partner or fund manager to identify potential variable interest entities. Generally, these entities that operate the manachised and franchised hotels qualify for the business scope exception, therefore consolidation is not appropriate under the variable interest entity consolidation guidance. For the disclosure of significant non-consolidated variable interest entities, see Note.9 Long-Term Investments.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment and intangible assets, valuation allowance of deferred tax assets, purchase price allocation, impairment of goodwill, fair value measurement and impairment of investments, share-based compensation, costs related to its customer loyalty program and contingent liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Restricted cash

Restricted cash mainly represents deposits used as security against borrowings and deposits restricted due to contract disputes or lawsuit.

Investments

Investments represent trading securities, available-for-sale securities, cost-method investments, and equity-method investments.

Investments in equity securities that have readily determinable fair values are classified as either trading securities or available-for-sale securities depending on the Group’s intention. Trading securities are equity securities of public companies that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in other income (loss) in the consolidated statements of comprehensive income. The fair value of the Company’s investments in trading securities is based on the quoted market price on the last business day of the fiscal year.

Available-for-sale securities are investments in equity securities that the Group does not have intention to sell in near term, reported at fair value, with unrealized gains and losses recorded as a component of other comprehensive income or loss. Realized gains or losses are recognized in the consolidated statements of comprehensive income during the period in which the gains or losses are realized. If the Group determines that a decline in the fair value of the individual available-for-sale security is other-than-temporary, the cost basis of the security is written down to the fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to: (1) the nature of the investment; (2) the cause and duration of the impairment; (3) the extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) the Group’s ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost or fair value.

The Group accounts for equity investment in a private entity of which the Group owns less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies of the entity as cost-method investment. The Group’s cost-method investment is carried at historical cost in its consolidated financial statements and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value when the impairment is deemed other-than-temporary.

The Group accounts for equity investment in entities with significant influence under equity-method accounting. Under this method, the Group’s pro rata share of income (loss) from investment is recognized in the consolidated statements of comprehensive income. Dividends received reduce the carrying amount of the investment. When the Group’s share of loss in an equity-method investee equals or exceeds its carrying value of the investment in that entity, the Group continues to report its share of equity method losses in the statements of comprehensive income to the extent and as an adjustment to the carrying amount of its other investments in the investee. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than- temporary.

The Group also considers it has significant influence over the funds that it serves as general partner or fund manager. For funds that the Group is not deemed as the primary beneficiary, the equity method of accounting is accordingly used for these investments by the Group. In addition, the investee funds do not meet the definition of an Investment Company and are not required to report their investment assets at fair value. The Group records its equity pick-up based on its percentage ownership of the investee funds’ operating result.

As a result of the impairment analysis, the Group recorded an impairment of nil, RMB3,208 and nil in 2015, 2016 and 2017, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Accounts receivable, net of allowance

Accounts receivable mainly consist of franchise fee receivables, amounts due from corporate customers, travel agents, hotel guests and credit card receivables, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

Loan receivables

Loan receivables are measured at amortized cost with interest accrued based on the contract rate. The Group classified loan receivables as long-term or short-term investments according to their contractual maturity or expected holding time. The Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the life of loans on an individual basis based on the Group’s past experiences, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. A valuation allowance will be established for the loans unable to collect. No valuation allowance has been recorded in 2015, 2016 or 2017 based on the result of the assessment.

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

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and amortization. The renovations, betterments and interest cost incurred during construction are capitalized. Depreciation and amortization of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

Leasehold improvements	Shorter of the lease term or their estimated useful lives
Buildings	20-40 years
Furniture, fixtures and equipment	3-10 years
Motor vehicles	5 years

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
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

Non-compete agreements, franchise agreements and favorable lease agreements are amortized over the expected useful life, remaining franchise contract terms and remaining operating lease terms respectively. Unfavorable lease agreements from business combination transactions are recognized as other long-term liabilities and are amortized over the remaining operating lease terms. Purchased software is stated at cost less accumulated amortization.

Brand name is considered to have an indefinite life. Master brand agreement, acquired in Accor acquisition (Note 3), granted the Group the exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and the non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia with initial term of 70 years, and can be renewed without substantial obstacles. As a result, the useful life is also determined to be indefinite. Brand name of Crystal Orange is considered to have an indefinite life which granted the Group to use for its products and provide to other market players. The Group evaluates the brand name and master brand agreement each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group measures the impairment by comparing the fair value of brand name and master brand agreement with its carrying amount. If the carrying amount of brand name and master brand agreement exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Group measures the fair value of the brand name under the relief-from-royalty method, the master brand agreement under the multi-period excess earnings method. Management performs its annual brand name and master brand agreement impairment test on November 30.

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

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the property and equipment exceed the future undiscounted net cash flows, and recognized an impairment loss of RMB93,163, RMB150,533 and RMB169,213 during the years ended December 31, 2015, 2016 and 2017, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit is identified as a component for which discrete financial information is available and is regularly reviewed by management. All the acquired business has been migrated to the Group’s business, and the Group’s management regularly reviews operation data including industrial metrics of revenue per available room, occupancy rate, and number of hotels by scale/brand, rather than discrete financial information for the purpose of performance evaluation and resource allocation. The Company concluded that it had only one reporting unit, and therefore the goodwill impairment testing was performed on consolidation level. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized in general and administrative expenses for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performs its annual goodwill impairment test on November 30.

The Group recognized goodwill impairment of RMB2,445, nil and nil for years ended December 31, 2015, 2016 and 2017, respectively.

Accruals for customer loyalty program

The Group invites its customers to participate in a customer loyalty program. The membership has an unlimited life. Members enjoy favorable treatment such as more convenient check-out procedures and late check-out, discounts on room rates and accumulate membership points for their paid stays or their purchasing of products and services provided in the hotels, which can be redeemed for offset the room charges, or used to buy products in Hua Zhu mall within two years after the points are earned. The estimated incremental costs to provide room night awards and other products are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as cost and expense in the accompanying consolidated statements of comprehensive income. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. As of December 31, 2016 and 2017, the accruals for estimated liabilities under the customer loyalty program amounted to RMB121,066 and RMB156,092, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
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

In addition, the Group accounts for hotel manager fees related to the manachised hotels under the franchise program as revenues. Pursuant to the franchise agreements, the Group charges the franchisees fixed hotel manager fees to cover the manachised hotel managers’ payroll, social welfare benefits and certain other out-of-pocket expenses that the Group incurs on behalf of the manachised hotels. The hotel manager fee is recognized as revenue monthly. During the years ended December 31, 2015, 2016 and 2017, the hotel manager fees that were recognized as revenue were RMB261,743, RMB321,346 and RMB371,625, respectively.

Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years which reflects the expected membership retention. Revenues recognized from the customer loyalty program were RMB130,644, RMB145,459 and RMB160,200 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
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

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB47,971, RMB64,666 and RMB90,578 for the years ended December 31, 2015, 2016 and 2017, respectively.

Government grants

Government grants represent cash received by the Group in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received and when all the conditions for their receipts have been satisfied. Government grants recognized were RMB28,188, RMB83,498 and RMB55,389 for the years ended December 31, 2015, 2016 and 2017, respectively, which were recorded as other operating income.

Leases

A lease of which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the initial lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent. As of December 31, 2016 and 2017, deferred rent of RMB37,648 and RMB49,857 were recorded as other current liabilities and RMB1,023,843 and RMB1,380,484 were recorded as long-term liabilities, respectively.

Capitalization of interest

Interest cost incurred on funds used to construct leasehold improvements during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. The interest expense incurred for the years ended December 31, 2015, 2016 and 2017 were RMB5,383, RMB11,056 and RMB87,320, of which RMB1,529, nil and nil were capitalized as additions to assets under construction, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
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

The Group’s financial instruments include cash and cash equivalent, restricted cash, loan receivables current and non-current portion, receivables, payables, short-term debt and long-term debt. The carrying amounts of these short-term financial instruments approximates their carrying value due to their short-term nature. The long-term debt and long-term loan receivable approximate their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed. Cost-method investments are presented at cost unless impaired based on the result of impairment assessment, as the investees are all private entities and their fair values are not practicable to obtain without undue cost. As of December 31, 2016 and 2017, cost-method investments were RMB172,571 and RMB355,717, respectively.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates.

As of December 31, 2016 and 2017, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

			Fair Value Measurements at Reporting Date Using
Years Ended December 31,	Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2016	Long-term available-for-sale securities	247,085	204,945	42,140
2017	Short-term trading securities	129,911	129,911
2017	Long-term available-for-sale securities	1,253,786	907,716	346,070

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the years ended December 31, 2015, 2016 and 2017:

			Fair Value Measurements at Reporting Date Using
Years Ended December 31,	Description	Fair Value for Years Ended December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for the Year
2015	Property and equipment	21,879			21,879	93,163
2015	Goodwill	—			—	2,445
2016	Property and equipment	20,706			20,706	150,533
2016	Long-term investments	—			—	3,208
2017	Property and equipment	51,750			51,750	169,213

As a result of reduced expectations of future cash flows from certain leased hotels, the Group determined that the hotels property and equipment with a carrying amount of RMB115,042, RMB171,239 and RMB220,963 was not fully recoverable and consequently recorded an impairment charge of RMB93,163, RMB150,533 and RMB169,213 for the years ended December 31, 2015, 2016 and 2017, respectively. The Group also determined that the goodwill amount with a carrying amount of RMB2,445, nil and nil was impaired as a result of the impairment assessment for the years ended December 31, 2015, 2016 and 2017. As a result of the impairment assessment, the Group determined that the long term investment amount with a carrying amount of nil, RMB3,208 and nil was impaired as a result of the impairment assessment for the years ended December 31, 2015, 2016 and 2017.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Fair value of the property and equipment as well as the reporting units for goodwill impairment testing was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its long-lived assets held and used and its reporting units are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable input used in the fair value measurement, which are 4% and 20%, respectively, for the years ended December 31, 2015, 2016 and 2017.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group’s judgement of likely future performance and will be adjusted in future periods based on the actual performance. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended December 31, 2015, 2016 and 2017, the Group recognized share-based compensation expenses of RMB52,535, RMB55,436 and RMB66,367, respectively, which was classified as follows:

	Years Ended December 31,
	2015	2016	2017
Hotel operating costs	8,835	13,603	19,725
Selling and marketing expenses	907	811	1,530
General and administrative expenses	42,793	41,022	45,112
Total	52,535	55,436	66,367

Earnings per share

Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of nonvested restricted stocks (using the treasury stock method).

The loaned shares under the ADS Lending Agreement are excluded from both the basic and diluted earnings per share calculation unless default of the ADS lending arrangement occurs which the Group considered the possibility is remote.

Segment reporting

The Group identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The Group’s chief operating decision maker has been identified as the chief executive officer. CODM regularly reviews the operation data, such as industrial metrics of revenue per available room, occupancy rate, and number of hotels by scale/brand, to assess the performance and allocate the resources. All the acquired business including Accor and Crystal Orange has been migrated to the Group’s business, and the Group operates and manages its business as a single segment. Therefore, the Group has one single operating segment.

The Group primarily generates its revenues from customers in the PRC. Substantially all of the Group’s long-lived assets are located in the PRC.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. As of December 31, 2017, under the repurchase plan, the Company had repurchased an aggregate of 3,096,764 ordinary shares on the open market for total cash consideration of RMB107,331. The repurchased shares were presented as “treasury shares” in shareholders’ equity on the Group’s consolidated balance sheets.

New Accounting Pronouncements Recently Adopted

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. The Group adopted the ASU effective January 1, 2017 and there was no impact on the Group’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. The new standard requires the recognition of the income tax effects of awards in the income statement when the awards vest or are settled, thus eliminating additional paid in capital pools, prospectively. In addition, excess tax benefits shall be classified as an operating activity rather than financing activity flows using either a prospective transition method or a retrospective transition method. The Group adopt the ASU on January 1, 2017. The adoption of ASU 2016-09 resulted in a decrease in our provision for income taxes of RMB46,235 in fiscal year 2017, due to the recognition of excess of tax benefits for options exercised and the vesting of equity awards in year 2017. The Group adopted the cash flow presentation retrospectively and accordingly, excess tax benefits from equity-based compensation of RMB46,235 in fiscal year 2017 are presented as an operating activity, and RMB12,838 and RMB18,645 for fiscal years 2015 and 2016 were reclassified from financing activities to operating activities.

New Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which amended the existing accounting standards for revenue recognition. The core principle of the new guidance is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple element arrangements. Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers . The Company must adopt ASU 2016-10, ASU 2016-12 and ASU 2016-20 with ASU 2014-09 (collectively, the “new revenue standards”). The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The new revenue standards become effective for the Group on January 1, 2018. The Group currently anticipates adopting the new revenue standards using the full retrospective method. While the Group continue to evaluate possible impacts on our consolidated financial statements, ASU 2014-09 and the related ASUs are currently expected to impact either the amount or timing of revenue recognition as follows:

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

•                  Under existing guidance, initial one-time franchise fee was recognized when the hotels opened for business and the Group had fulfilled its commitments and obligations. Upon adoption of new revenue standards the one-time franchise fee will be recognized over the term of the franchise contract. This change is expected to reduce franchise revenue by approximately RMB17,003 for year 2017.

•                  Under existing guidance, the Group adopted the incremental cost model to account for customer loyalty program. The estimated incremental costs, net of the reimbursement received from the franchisees, are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as cost and expense in the accompanying consolidated statements of comprehensive income. Under the new revenue standards, loyalty program is considered a separate performance obligation and the consideration allocated to the loyalty program will be recognized as revenue upon point redemption, net of any cost paid to the franchisees and other third parties. These changes are expected to increase total revenues and operating expenses by RMB68,607 and RMB63,469 respectively for year 2017.

The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

In January, 2016, the FASB issued ASU No. 2016-01, to improve the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Upon adoption, the unrealized gains (losses), net of tax, on the Available-for-Sale Securities will be reclassified from accumulated other comprehensive loss to retained earnings as of January 1 2018. The reclassification is estimated to be approximately RMB40,640 at January 1, 2018. Subsequent changes in fair value will be recognized in net income on the consolidated statements of income. The Group does not expect that other requirements of ASU 2016-01 will have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU will be effective for fiscal years beginning after December 15, 2018 for public entities, and for all other organizations, it will be effective for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Group expects material changes to its consolidated balance sheet. As of December 31, 2017, the Group has RMB25,087,674 of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (Note 22).

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In August, 2016, the FASB issued ASU 2016-15, which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The primary purpose of the ASU is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. The ASU’s amendments add or clarify guidance on eight cash flow issues, including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Group does not expect the adoption of this ASU will have a significant impact on the consolidated financial statements.

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

In November, 2016, the FASB issued ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. Under ASU 2016-18, restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. This ASU should be applied retrospectively and becomes effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, but early adoption is permitted. As a result of this update, restricted cash will be included within cash and cash equivalents on the statements of consolidated cash flows. The Group expects the adoption of this ASU will impact its cash flow statements to the extent of restricted cash. The balance of restricted cash of the Group are RMB500 and RMB481,348 as of December 31, 2016 and 2017, respectively.

In January 2017, the FASB issued ASU No. 2017-01, which clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This ASU is effective for fiscal years, and for interim periods within those fiscal years beginning after December 15, 2017. The Group does not expect the adoption of this ASU will have a significant impact on the consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In May, 2017, the FASB issued ASU 2017-09, which provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. The statement is effective for annual periods beginning after December 15, 2017. Early adoption is permitted in any interim or annual period for which financial statements have not yet been issued. The Group does not expect the adoption of this ASU will have significant impact on the consolidated financial statements.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB6.5063, on December 31, 2017, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2017, or at any other rate.

3.             ACQUISITIONS

(i) In January 2016, the Group completed the transaction of strategic alliance with AccorHotels (“Accor”). Pursuant to the master purchase agreement, the Group acquired 100% equity interest of certain wholly-owned subsidiaries of Accor engaged in the business of owning, leasing, franchising, operating and managing hotels under Accor brands in the midscale and economy market in the PRC, Taiwan and Mongolia, as well as a non-controlling stake of 28% for Accor Luxury and Upscale hotel operating platform, held by AAPC Hotel Management Limited (“AAPC LUB”) in Greater China. The total consideration consists of consideration amounted to RMB1,143,521, which was measured at the market price of the 24,895,543 ordinary shares on the issuance date and cash consideration of RMB120,439.

The net revenue and net income of the acquiree included in the consolidated statements of operations for the year ended December 31, 2016 were RMB152,595 and RMB64,047, respectively.

The following table summarizes unaudited pro forma results of operation for the years ended December 31, 2015 and 2016 assuming that the acquisition occurred as of January 1, 2015. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2015.

	Year Ended December 31, 2015	Year Ended December 31, 2016
Pro forma net revenue	5,955,538	6,548,083
Pro forma net income	478,770	806,921

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2016	Amortization Period
Current assets	207,396
Property and equipment	311,045	5-30 years
Favorable leases	3,009	remaining lease terms
Master brand agreement	192,000
Land use rights	149,668	remaining contracts terms
Long-term investments	417,604
Goodwill	63,160
Other noncurrent assets	1,664
Current liabilities	(38,634)
Deferred tax liabilities	(42,952)
Total	1,263,960

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

(ii) On May 25, 2017, the Group completed the acquisition of 100% of the equity interest of Crystal Orange Hotel Holdings Limited (the “Crystal Orange”) engaged in the business of owning, leasing, franchising, operating and managing hotels under Crystal Orange brands in the midscale market in the PRC, with an aggregated consideration in cash of approximately RMB3.76 billion.

The net revenue and net income of the acquiree included in the consolidated statements of operations for the year ended December 31, 2017 were RMB776,922, and RMB100,197, respectively.

The following table summarizes unaudited pro forma results of operation for the years ended December 31, 2016 and 2017 assuming that the acquisition occurred as of January 1, 2016. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2016.

	Years Ended December 31,
	2016	2017
Pro forma net revenue	7,473,851	8,571,372
Pro forma net income	858,012	1,275,788

The Group incurred transaction cost of RMB46 million for the acquisition, which was expensed in 2017. In addition, Crystal Orange incurred certain costs directly attributable to the business combination including RMB256.3 million related to the consultation services agreements and option cancellation agreement. These expenses are non-recurring in nature, and were eliminated from the calculation of pro forma net income above.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2017	Amortization Period
Current assets	137,314
Property and equipment	842,102	3-20 years
Favorable leases	90,704	remaining lease terms
Franchise agreement	58,691	remaining contract terms
Brand Name	1,141,793	indefinite life
Goodwill	2,093,254
Other noncurrent assets	130,813
Current liabilities	(222,205)
Noncurrent liabilities	(179,985)
Deferred tax liabilities	(322,797)
Noncontrolling interest	(4,206)
Total	3,765,478

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes. In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. All the acquired business has been migrated to the Group’s business. The Group concluded that it had only one reporting unit. Accordingly goodwill is allocated to one single reporting unit.

(iii) During the years ended December 31, 2015, 2016 and 2017, the Group acquired one hotel chain and two individual hotels, two individual hotels, and two individual hotels for total cash consideration of RMB127,226, RMB3,000 and nil, respectively. The individual hotels were in the form of leased hotel and the hotel chain acquired contained 13 leased hotels and several manachised and franchised hotels. The business acquisitions were accounted for under purchase accounting.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2015	2016	2017	Amortization Period
Current assets	3,382	5,330	8,018
Property and equipment	74,222	28,412	33,965	5-10 years
Favorable leases	41,283	5,004	31,508	remaining lease terms
Deferred tax assets	515	—	—
Franchise agreements	3,300	—	—	remaining contracts terms
Goodwill	46,135	—	—
Other noncurrent assets	663	—	—
Current liabilities	(22,864)	(34,495)	(65,614)
Deferred tax liabilities	(11,146)	(1,251)	(7,877)
Noncontrolling interest	(8,264)	—	—
Total	127,226	3,000	—

4.             SHORT -TERM INVESTMENTS MEASURED AT FAIR VALUE

The short-term investments measured at fair value as of December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016	2017
Hotel Group A	—	129,911

In 2015, the Group purchased 2,282,951 ADS of HOMEINNS HOTEL GROUP (“HMIN”), a hotel chain listed in NASDAQ in the USA, from open market for consideration of RMB434,811. As of December 31, 2015, the Group holds approximately 5% of HMIN’s total outstanding shares. Given the level of investment, the Group accounts for its investment in HMIN as “available-for-sale” and measured the fair value at every period end. The unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. In 2016, the Group sold all the 2,282,951 ADS and reclassified the accumulated unrealized gain of RMB67,921 from other comprehensive income to other income accordingly.

In 2017, the Group purchased 8,756,000 shares of Hotel Group A, a public listed hotel group, from open market for consideration of RMB95,802. As of December 31, 2017, the Group holds less than 1% of Hotel Group A’s total outstanding shares. Considering the purpose of the investment, the Group accounts for its investment in Hotel Group A as “trading securities” and measured the fair value at every period end. The changes of fair value for trading securities are reported in other income. As of December 31, 2017, the Group recorded the investment in Hotel Group A at the fair value of RMB129,911, with the fair value increase of RMB35,540 recorded to other income.

5.             LOAN RECEIVABLES

The loan receivables, current and non-current portion, as of December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016	2017
Loan receivables, current portion
Loan receivables from franchisees	14,649	29,754
Loan receivables from other entities	7,761	350,826
Total	22,410	380,580
Loan receivables, non-current portion
Loan receivables from franchisees	7,269	31,534
Loan receivables from other entities	—	10,796
Total	7,269	42,330

The Group entered into entrusted loan agreements with certain franchisees with the typical terms to be two to three years and annual interest rates ranging from 8.0% to 8.5%. The Group recognized RMB2,110, RMB2,383 and RMB2,608 interest income for these entrusted loans in 2015, 2016 and 2017, respectively.

Loan receivables from other entities represent the loans the Group lent to other un-related third-parties with the annual interest rates ranging from 6% to 12%. The Group recognized RMB2,273, RMB1,186 and RMB8,471 interest income for the loans in 2015, 2016 and 2017, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

6.             PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2016	2017
Cost:
Buildings	255,646	247,406
Leasehold improvements	5,563,815	6,452,472
Furniture, fixtures and equipment	925,174	1,033,941
Motor vehicles	820	820
	6,745,455	7,734,639
Less: Accumulated depreciation	(3,196,496)	(3,706,856)
	3,548,959	4,027,783
Construction in progress	161,509	495,095
Property and equipment, net	3,710,468	4,522,878

Depreciation expense was RMB648,277, RMB673,784 and RMB752,960 for the years ended December 31, 2015, 2016 and 2017, respectively.

The Group occasionally demolishes certain leased hotels due to local government zoning requirements, which typically results in receiving compensation from the government.

The Group demolished one, two and three leased hotels due to local government zoning requirements in 2015, 2016 and 2017, respectively. As a result, the Group wrote off property and equipment of RMB2,301, RMB9,905 and RMB2,829 associated with respective hotels and recognized a gain of RMB5,519 and losses of RMB7,205 and RMB868 as other operating income (expenses) in 2015, 2016 and 2017, respectively.

As of December 31, 2017, the Group has been formally notified by local government authorities that seven additional leased hotels of the Group will be demolished due to local government zoning requirements. The aggregate carrying amount of property and equipment at the associated hotels was RMB21,792 as of December 31, 2017. Neither of the associated hotels has recorded intangible assets or goodwill. No impairment was recognized because the expected cash flow to be received as a result of the demolition will exceed the carrying value of such assets.

The Group estimated amounts to be received based on the relevant PRC laws and regulations, terms of the lease agreements, and the prevailing market practice.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

7.             INTANGIBLE ASSETS, NET AND UNFAVORABLE LEASE

Intangible assets, net consist of the following:

	As of December 31,
	2016	2017
Intangible assets with indefinite life:
Brand name (Note 3)	28,600	1,170,393
Master brand agreement (Note 3)	192,000	192,000
Intangible assets with definite life:
Franchise agreements	11,000	69,691
Non-compete agreement	400	400
Favorable lease agreements	135,874	255,657
Purchased software	55,101	64,694
Total	422,975	1,752,835
Less: Accumulated amortization	(80,281)	(108,863)
Total	342,694	1,643,972

Unfavorable lease

	As of December 31,
	2016	2017
Unfavorable lease agreements	3,924	3,924
Less: Accumulated amortization	(3,102)	(3,232)
Unfavorable lease agreements, net	822	692

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

Amortization expense of intangible assets for the years ended December 31, 2015, 2016 and 2017 amounted to RMB13,415, RMB17,173 and RMB31,009, respectively.

The annual estimated amortization expense for the above intangible assets and unfavorable lease excluding brand name and master brand agreement for the following years is as follows:

	Amortization for Intangible Assets	Amortization for Unfavorable Lease	Net Amortization
2018	33,404	(130)	33,274
2019	31,885	(130)	31,755
2020	30,830	(130)	30,700
2021	29,490	(130)	29,360
2022	27,440	(130)	27,310
Thereafter	128,530	(42)	128,488
Total	281,579	(692)	280,887

8.             LAND USE RIGHTS

Land use rights consist of the following:

	As of December 31,
	2016	2017
Land use rights (Note 3)	149,668	149,668
Less: Accumulated amortization	(4,147)	(9,560)
Total	145,521	140,108

Amortization expense of land use rights for the years ended December 31, 2016 and 2017 amounted to RMB4,147 and RMB5,413, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

9.             LONG-TERM INVESTMENTS

The long-term investments as of December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016		2017
	Ownership%	Amount	Ownership%	Amount
Available-for-sale securities:
Quanjude		159,305		127,444
Tang Palace		18,856		—
Banyan Tree		26,784		—
Hotel Group B		—		780,272
Cjia		42,140		246,070
CREATER		—		100,000
Cost-method investments:
UBOX/BJ UBOX	3%	48,220	2%	33,822
BJ GOOAGOO/GOOAGOO	19%	60,000	19%	60,000
Founder Service	11%	45,000	11%	45,000
Qingpu	10%	17,143	5%	17,143
Mobike	—	—	Less than 1%	66,288
Blossom Hill	—	—	11%	60,194
OYO	—	—	1%	66,467
Other investments		2,208		6,803
Equity-method investments:
Sheen Star	20%	20,862	20%	20,864
Distrii	39%	28,562	18%	45,156
AAPC LUB	28%	446,100	28%	477,560
China Young	37%	43,054	37%	40,811
CREATER	20%	100,000	20%	102,709
Hitone	—	—	20%	30,300
Hanmo	—	—	60%	26,000
Other investments		6,087		9,066
Total		1,064,321		2,361,969

Available-for-sale securities:

In June 2014, the Group purchased 7,241,131 ordinary shares of China Quanjude (Group) Co., Ltd. (“Quanjude”), a top restaurant brand listed in Shenzhen Stock Exchange in China, through a private placement. The purchase price was set at RMB13.81 per ordinary share and the total purchase cost was RMB100,000. Upon the closing of the transaction described above, the Group holds approximately 2% of Quanjude’s total outstanding shares.

In December 2017, the Group purchased 2,309,981 ordinary shares of Hotel Group B, a public listed hotel group, from open market for consideration of RMB760,215. As of December 31, 2017, the Group holds less than 1% of Hotel Group B’s total outstanding shares.

Given the level of investments, the Group accounts for its investments in Quanjude, Tang Palace, Banyan Tree, and Hotel Group B as “available-for-sale” and measured the fair value at every period end. The unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized. For the years ended December 31, 2016 and 2017, the Group recorded RMB4,856 decrease and RMB868 increase in fair value of these available-for-sale securities, net of tax, in other comprehensive income, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In May 2016, the Group sold its subsidiary, Chengjia Hotel Management Co., Ltd. to Chengjia (Shanghai) Apartment Management Co., Limited (“Cjia”), the Group’s equity investee. As a result, the Group recognized a gain of RMB49,630 in other income. As of December 31, 2016, the Group had approximately 23% equity interest of Cjia and a sixty-month convertible note with original value of RMB51,200. In 2017, the Group invested in Cjia for another two convertible notes totaled RMB200,300. With the injection from an unrelated investor to Cjia, the Group recognized gain on deemed disposal of RMB40,148 in other income in 2017. As of December 31, 2017, the Group had approximately 17% equity interest and three convertible notes with original value totaled RMB251,500 of Cjia. The Group accounted for the equity investment in Cjia under equity-method as the Group has the ability to exert significant influence. The convertible notes are convertible upon satisfaction of certain conditions or at the option of the Group to ordinary shares at any time, while other investors can also require the Group to convert within the last twelve months of the notes. The convertible note is recorded as an available-for-sale investment. Meanwhile, the Group recognized investment loss of RMB24,615 and RMB32,711 in income (loss) from equity method investments in 2016 and 2017, respectively. Loss from equity method investments reduced the cost of equity-method investment to zero and further adjusted the carrying amount of convertible notes balance to RMB42,140 and RMB246,070 for the years ended December 31, 2016 and 2017, respectively. The remaining carrying amount of the convertible notes approximated its fair value as of December 31, 2016 and 2017.

In September 2017, the Group invested in Shanghai CREATER Industrial Co., Ltd. (“CREATER”), a staged office space company in China, for two-year convertible notes amounted RMB100,000 with the interest rate of 10% per year. The convertible notes with equity pledge are convertible upon satisfaction of certain conditions or at the option of the Group to ordinary shares in the last month before the expiration. The convertible notes are recorded as available-for-sale investments.

Cost-method investments:

In November 2014, the Group purchased approximately 8% equity interest in Beijing GOOAGOO Technology Service Co., Ltd. (“BJ GOOAGOO”), a high-tech service provider for Offline-To-Online data processing and platform operation, for the consideration of RMB10,289. BJ GOOAGOO started restructuring process in 2015. In September 2015, the Group purchased 45,000,000 series A preferred share for the consideration of RMB45,000 and RMB4,650 convertible notes in Gooagoo Group Holdings Limited (“GOOAGOO”). Each series A preferred share and convertible note shall be convertible at the option of the holder at any time to ordinary shares. As a result of restructuring of GOOAGOO group in 2016, the Group’s investments in BJ GOOAGOO had been all converted to equity interest of GOOAGOO. As of December 31, 2016 and 2017, the Group had approximately 19% equity interest of GOOAGOO. The Group accounted for the investment under cost method since the Group does not have the ability to exert significant influence over those companies.

In January 2017, the Group purchased 1,316,205 preferred shares for consideration of US$5.0 million and invested in convertible notes with principal amount of US$5.0 million and interest rate of 8% of Mobike Ltd. (“Mobike”), a Chinese bike-sharing company. In May 2017, the Group converted the entire outstanding principal amount and accrued interest of the convertible notes into 648,559 preferred shares. In November 2017, the Group disposed 55,015 shares, and recognized a loss of RMB53 in other income, net. As of December 31, 2017, the Group had less than 1% equity interest of Mobike. The investment in preferred shares of Mobike is not considered to be in-substance common stock. As a result, the Group accounted the investment under cost method.

In September 2017, the Group purchased approximately 1% equity interest of Oravel Stays Private limited (“OYO”), an India leading hospitality company, for the consideration of RMB66,467. The Group accounted the investment under cost method since the Group does not have the ability to exert significant influence over OYO.

Other investments included several insignificant cost method investments in certain privately-held companies.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Equity-method investments:

In January 2016, the Group set up Shanghai Distrii Technology Development Co., Ltd. (“Distrii”) together with another founder. Distrii is an office rental service company in which the Group contributed RMB35,000 and owned equity interest of 39%. In 2017, the Group sold 6% of Distrii’s equity interest for consideration of RMB18,000 and aggregately recognized gain of RMB42,097 along with the deemed disposal as a result of the capital injection from unrelated investors. As of December 31, 2017, the Group had approximately 18% equity interest of Distrii. The Group accounted for the investment in Distrii under equity-method as the Group has the ability to exert significant influence through the Group’s board member, and recognized investment loss of RMB6,438 and RMB7,503 in income (loss) from equity method investments in 2016 and 2017, respectively.

In January 2016, the Group acquired approximately 28% equity interest in AAPC LUB (Note 3). The Group accounted for the investment in AAPC LUB under equity-method as the Group has the ability to exert significant influence. The Group recognized investment income of RMB28,496 and RMB31,459 in income (loss) from equity method investments in 2016 and 2017, respectively.

In 2016, the Group accumulatively purchased 982 ordinary shares and 5,610 Series B Preferred Shares of China Young Professionals Apartment Management Limited (“China Young”), which in total accounts for approximately 37% of its equity interest, for consideration of RMB44,904. Each series B preferred shares shall be convertible at the option of the holder at any time to ordinary shares. The Group accounted for the investment in China Young under equity-method as the Group has the ability to exert significant influence. The Group recognized investment loss of RMB1,851 and RMB2,243 in income (loss) from equity method investments in 2016 and 2017, respectively.

In December 2016, the Group acquired approximately 20% equity interest in CREATER for consideration of RMB100,000. The Group accounted for the investment under equity-method because the Group has the ability to exert significant influence over CREATER. The Group recognized investment gain of nil and RMB2,709 in income (loss) from equity method investments in 2016 and 2017, respectively.

In September 2017, the Group invested approximately 20% and 60% equity interest in Shenzhen Hitone Investment Fund (“Hitone”) and Shenzhen Hanmo Investment Fund (“Hanmo”), limited partnership enterprises, for consideration of RMB30,300 and RMB26,000, respectively. Hitone and Hanmo were VIEs. However, the Group determined that they were not the primary beneficiary of this VIE since the Group did not have the power to direct the activities of these VIEs that most significantly impacted its economic performance. The Group accounted for the investment under equity-method because the Group has the ability to exert significant influence over Hitone and Hanmo. The Group recognized investment gain of nil in income (loss) from equity method investments in 2017. The maximum potential financial statement loss the Group could incur if the investment funds were to default on all of their obligations is the loss of value of the interests in such investments of RMB56,300 that the Group holds as of December 31, 2017.

Other investments included several insignificant equity investments in certain privately-held companies.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

10.      GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2015, 2016 and 2017 were as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
Balance at January 1, 2015	66,650	(1,996)	64,654
Increase in goodwill related to acquisitions	46,135	—	46,135
Impairment losses recognized	—	(2,445)	(2,445)
Balance at December 31, 2015	112,785	(4,441)	108,344
Increase in goodwill related to acquisitions	63,160	—	63,160
Balance at December 31, 2016	175,945	(4,441)	171,504
Increase in goodwill related to acquisitions	2,093,254	—	2,093,254
Balance at December 31, 2017	2,269,199	(4,441)	2,264,758

11.      DEBT

The short-term and long-term debt as of December 31, 2016 and 2017 were as follows:

	As of December 31,
	2016	2017
Short-term debt:
Long-term bank borrowings, current portion	—	131
Short-term bank borrowings	298,291	130,684
Total	298,291	130,815

Long-term debt:
Long-term bank borrowings, non-current portion	—	1,894,722
Convertible senior notes	—	3,027,052
Total	—	4,921,774

Bank borrowings

In September 2012, the Group entered into a three-year revolving bank credit facility under which the Group can draw-down up to RMB300,000 by October 9, 2015. In December 2013, the Group renewed the bank credit facility under which the Group can borrow up to RMB500,000 by December 11, 2016. The interest rate for this credit facility was determined on the draw-down date and the credit facility was not collateralized. From 2013 to 2015, the Group has drawn down the credit facility of RMB204,540 and repaid all of them. The weighted average interest rate for borrowings drawn under such credit facility was 6.0% and 5.61% for the years ended December 31, 2013 and 2015, respectively. This facility expired on December 11, 2016.

In July 2015, the Group entered into a one-year bank loan contract, under which the Group can borrow up to US$50 million for the period ended June 30, 2016, and the Group had a RMB360,000 deposit pledged accordingly. The interest rate of this borrowing is based on the three-month London Interbank Offered Rate (“Libor”) on draw-down date plus 1.2%. In 2015, the Group had drawn down US$50 million under this contract and fully repaid the amount in 2016. The weighted average interest rate for borrowings drawn under such credit facility was 1.50% and 1.81% for the years ended December 31, 2015 and 2016, respectively.

In January 2016, the Group entered into a one-year bank revolving loan contract under which the Group can borrow up to US$43 million for the period ended January 1, 2017. The interest rate is based on the one-, two- or three-month Libor on draw-down date plus no less than 2%. In 2016, the Group had drawn down US$43 million under this agreement and fully repaid the amount in 2017. The weighted average interest rate of borrowings drawn under this agreement was 2.70% and 2.88% for the years ended December 31, 2016 and 2017, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

In May 2016, the Group entered into a one-year revolving corporation overdraft facility agreement under which the Group can borrow up to RMB50,000, of which each draw-down should last no longer than three months, by May 16, 2017. The interest rate for each draw-down is established on the draw-down date and is based on the People’s Bank of China’s one-year benchmark interest rate for loans on the draw-down date. As of December 31, 2016, the Group had drawn down nil under this agreement. This facility expired on May 17,2017.

In September 2016, the Group entered into a one-year revolving general credit facility under which the Group can borrow up to RMB200,000 by September 30, 2017. The interest rate for each draw-down will be established in each draw-down agreement. In 2017, the Group had drawn down RMB1,000 under this contract and fully repaid the amount. The interest rate was 4.4%. This facility expired on September 30, 2017.

In February 2017, the Group entered into a three-year revolving general credit facility under which the Group can borrow up to RMB500,000 by February 2020. The interest rate for each draw-down will be established in each draw-down agreement. As of December 31, 2017, the Group had not drawn down any amount under this contract.

In April 2017, the Group entered into a three-year bank loan contract under which the Group can borrow up to US$40 million by September 30, 2017, and the Group had a RMB307,000 deposit pledged accordingly. The interest rate is based on the three-month Libor on draw-down date plus 1.4%. In 2017, the Group had drawn down US$40 million under this agreement and repaid US$0.01 million. As of December 31,2017, according to the contract, there are US$0.02 million needs to be repaid within one year, which was recorded in current portion. The weighted average interest rate of borrowings drawn under this agreement was 2.68% for the years ended December 31, 2017.

In May 2017, the Group entered into an US$250 million term facility and US$250 million revolving credit facility agreement with several banks. The US$250 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan is Libor plus 1.75%. There are some financial covenants including interest coverage ratio, leverage and tangible net worth related to this facility and the Group was in compliance as of December 31, 2017. In 2017, the Group had drawn down US$250 million under the term facility agreement and repaid nil. For revolving credit facility agreement, the Group had drawn down US$250 million in May 2017 and fully repaid the amount in November 2017. The weighted average interest rate of borrowings drawn under this agreement was 3.04% for the years ended December 31, 2017.

In June 2017, the Group entered into a one-year bank loan contract under which the Group can borrow up to US$20 million for the period ended May 31, 2018, and the Group had a RMB160,000 deposit pledged accordingly. The interest rate is based on the twelve-month Libor on draw-down date plus 1.5%. In 2017, the Group had drawn down US$20 million under this agreement and repaid nil. The weighted average interest rate of borrowings drawn under this agreement was 3.22% for the years ended December 31, 2017.

Convertible Senior Notes due 2022

On November 3, 2017, the Company issued US$475 million of Convertible Senior Notes (“the Notes”). The Notes mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018.

Holders of the Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The Notes can be converted into the Company’s ADSs at an initial conversion rate of 5.4869 of the Company’s ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US $182.25 per ADS). The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change (as defined in the Indenture) that occur prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption.

The holders may require the Company to repurchase all or portion of the Notes for cash on November 3, 2020, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

The conversion option meets the definition of a derivative. However, since the conversion option is considered indexed to the Company’s own stock and classified in stockholders’ equity, the scope exception is met, accordingly the bifurcation of conversion option from the Notes is not required. There is no beneficial conversion feature (“BCF”) attribute to the Notes as the set conversion prices for the Notes are greater than the respective fair values of the ordinary share price at date of issuance.

The feature of mandatory redemption upon maturity is clearly and closely related to the debt host and this feature is no need to be bifurcated. Furthermore, the Company concluded that the feature of contingent put options upon tax events or fundamental changes does not need to be considered as an embedded derivative to be bifurcated.

Therefore, the Company accounted for the Notes in accordance with ASC 470, as a single instrument under long-term debt. Issuance costs related to the Notes is recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes, and is amortized over the period from November 3, 2017, the date of issuance, to November 1, 2020, the first put date of the Notes, using the effective interest method.

Proceeds to the Company were RMB3,092,850 (equivalently US$466,866,463), net of issuance costs of RMB53,882 (equivalently US$8,133,537).

ADS Lending Arrangement

Concurrent with the offering of the Notes, the Company entered into ADS lending agreements with the affiliates of the initial purchasers of the Notes (“ADS Borrowers”), pursuant to which the Company lent to the ADS Borrowers 2,606,278 ADSs (the “Loaned ADSs”) at a price equal to par, or $0.0004 per ADS (“ADS lending arrangement”). The purpose of the ADS lending arrangements is to facilitate privately negotiated transactions in which the ultimate holders of the Notes may elect to hedge their investment in the related notes. As of December 31, 2017, the outstanding number of Loaned ADSs was 2,606,278.

The Loaned ADSs must be returned to the Company by the earliest of (a) the maturity date of the Notes, November 1, 2022, (b) upon the Company’s election to terminate the ADS lending agreement at any time after the later of (x) the date on which the entire principal amount of the Notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities that the Company has in writing consented to permit the ADS Borrower to hedge under the ADS lending agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and (c) the termination of the ADS lending agreement. The Company is not required to make any payment to the initial purchasers or ADS Borrower upon the return of the Loaned ADSs. The ADS Borrowers do not have the choice or option to pay cash in exchange for the return of the Loaned ADSs.

No collateral is required to be posted for the Loaned ADSs. The initial purchasers are required to remit to the Company any dividends paid to the holders of the Loaned ADSs. An ADS Borrower has the ability to vote without restriction. However, the ADS Borrowers have agreed not to vote on the Loaned ADSs.

In accordance with FASB ASC Sub-topic 470-20, the Company has accounted for the ADS lending agreement initially at fair value and recognized it as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of RMB26,499 (equivalently US$4,000,000) were recorded on the issuance date with a corresponding increase to additional paid-in-capital. This debt issuance costs have also been amortized from the date of issuance to the put date of Notes, using the effective interest method.

In accordance with ASC Topic 470-20, although legally issued, the Loaned ADSs are not considered outstanding, and then excluded from basic and diluted earnings per share unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation. As of December 31, 2017, it is not probable that the ADS Borrower or the counterparty to the ADS lending arrangement will default.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

Capped Call Options

In connection with the issuance of the Notes, the Company has entered into capped call option transactions with some of the initial purchasers or their affiliates (the “Option Counterparties”) to reduce the potential dilution to existing shareholders of the Company upon conversion of the Notes. The cap price of the capped call transactions will initially be US$221.31 per ADS, subject to adjustment under the terms of the capped call transactions. The total premium paid by the Company for the capped call transactions was RMB177,476 (equivalently US$26,790,000) on the purchased date. The capped call option is classified in stockholders’ equity, recorded at the cost with no subsequent changes in fair value be recorded.

12.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2016	2017
Payable for business acquisitions	171,484	117,617
Accrual for customer loyalty program	121,066	156,092
Payable to noncontrolling interest holders	34,791	86,896
Payable to franchisees	212,242	418,293
Other payables	170,944	262,086
Accrued rental	66,804	84,423
Accrued utilities	46,379	61,748
Deferred rent, current	37,648	49,857
Other accrued expenses	34,479	27,890
Total	895,837	1,264,902

From time to time, the Group receives cash advances from noncontrolling interest holders of hotels that are not wholly owned by the Group. Such advances are non-interest bearing and are payable within one year. Payable to franchisees mainly represents room charges received on behalf of franchisees and are payable within one year.

13.      HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Years Ended December 31,
	2015	2016	2017
Rents	1,804,532	1,870,879	2,058,954
Utilities	341,620	345,615	365,100
Personnel costs	919,555	1,088,380	1,388,284
Depreciation and amortization	645,058	676,996	773,202
Consumable, food and beverage	485,099	494,764	550,513
Others	316,283	455,539	538,098
Total	4,512,147	4,932,173	5,674,151

14.      PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Years Ended December 31,
	2015	2016	2017
Rents	95,977	67,277	191,502
Personnel costs	5,903	1,560	6,221
Others	8,131	3,010	8,731
Total	110,011	71,847	206,454

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

15.      SHARE-BASED COMPENSATION

In February 2007, the Group adopted the 2007 Global Share Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2007 Global Share Plan, the Group may issue incentive awards to the Participants to purchase not more than 10,000,000 ordinary shares. In June 2007, the Group adopted the 2008 Global Share Plan which allows the Group to offer incentive awards to Participants to purchase up to 3,000,000 ordinary shares. In October 2008, the Group increased the maximum number of incentive awards available under the 2008 Global Share Plan to 7,000,000. In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to Participants. Under the 2009 Share Incentive Plan, the Group may issue incentive awards to purchase up to 3,000,000 ordinary shares. In August 2010, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 15,000,000. In March 2015, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 43,000,000. The 2007 and 2008 Global Share Plans and 2009 Share Incentive Plan (collectively, the “Incentive Award Plans”) contain the same terms and conditions. The incentive awards granted under the Incentive Award Plans typically have a maximum life of ten years and vest in typical ways as listed below:

a.)    Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;

b.)    Vest over a period of ten years in equal yearly installments;

As of December 31, 2017, the Group had granted 24,577,669 options and 22,256,782 nonvested restricted stocks.

Share options

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

The weighted-average grant date fair value for options granted during the year ended December 31, 2015 was RMB11.73 (US$1.88), computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Group and comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

2015
Suboptimal exercise factor	4.16
Risk-free interest rate	1.49 to 1.74%
Volatility	38.88 to 39.25%
Dividend yield	—
Life of option	6 years

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	Years	US$’000
Share options outstanding at January 1, 2017	2,656,244	2.15
Forfeited	(2,296)	1.82
Exercised	(609,224)	2.25
Share options outstanding at December 31, 2017	2,044,724	2.12	1.45	69,500
Share options vested or expected to vest at December 31, 2017	2,026,971	2.09	1.44	68,950
Share options exercisable at December 31, 2017	1,969,391	2.01	1.38	67,148

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

As of December 31, 2017, there was RMB844 in total unrecognized compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.07 years.

During the years ended December 31, 2015, 2016 and 2017, 1,528,104, 684,632 and 609,224 options were exercised having an aggregate intrinsic value of RMB46,433, RMB40,717 and RMB77,302, respectively.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In 2015 and 2016, the Group granted 6,599,106 and 1,876,975 nonvested restricted stocks, respectively to senior officers, each was in ten tranches with performance conditions. Each tranche is accounted for as a separate award with the same grant date, its own service inception date and requisite service period. The share-based compensation cost is recognized for each vesting tranche during the respective service period based on the estimated performance conditions at the service inception date. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years.

The following table summarized the Group’s nonvested restricted stock activity in 2017.

	Number of Restricted Stocks	Weighted Average Grant Date Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2017	13,540,557	5.20
Granted	493,972	21.78
Forfeited	(174,984)	6.43
Vested	(1,626,768)	4.99
Adjusted	259,793	5.11
Nonvested restricted stocks outstanding at December 31, 2017	12,492,570	5.86

As of December 31, 2017, there was RMB433,474 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 4.43 years.

The total fair value of nonvested restricted stocks vested in 2015, 2016 and 2017 was RMB69,130, RMB123,129 and RMB273,800, respectively.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

16.      EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Years Ended December 31,
	2015	2016	2017
Net income attributable to ordinary shareholders — basic	436,600	804,615	1,237,202
Eliminate the dilutive effect of interest expense of convertible senior notes	—	—	4,549
Net income attributable to ordinary shareholders — diluted	436,600	804,615	1,241,751
Weighted average ordinary shares outstanding — basic	250,533,204	275,139,070	279,272,140
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	5,570,963	7,750,424	12,202,369
Dilutive effect of convertible senior notes	—	—	1,599,469
Weighted average ordinary shares outstanding — diluted	256,104,167	282,889,494	293,073,978
Basic earnings per share	1.74	2.92	4.43
Diluted earnings per share	1.70	2.84	4.24

For the years ended December 31, 2015, 2016 and 2017, the Group had no securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

17. Cash Dividend

On December 21, 2015, the Group approved and declared a cash dividend of US$0.17 per ordinary share on its outstanding shares as of the close of trading on December 31, 2015. Such dividend of RMB276,261 was recorded as a reduction against retained earnings as of December 31, 2015.

On October 23, 2017, the Group approved and declared a cash dividend of US$0.16 per ordinary share on its outstanding shares as of the close of trading on December 15, 2017. Such dividend of RMB295,661 was recorded as a reduction against retained earnings, and the dividend of RMB10,682 attributable to ADS issued under the ADS lending arrangement was recorded as a receivable in other current assets as of December 31, 2017.

18.      INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company, China Lodging Investment Limited, City Home Group Limited and CLG Special Investments Limited are not subject to tax on income or capital gain.

Hong Kong

China Lodging Holdings (HK) Limited, Starway Hotels (Hong Kong) Limited, IBIS China Investment Limited, ACL Greater China Limited, TAHM Investment Limited, City Home Investment Limited, Orange Hotel Hong Kong Limited, Huazhu Investment I Limited and Huazhu Investment II Limited are subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Singapore

China Lodging Holdings Singapore Pte. Ltd. is subject to Singapore corporate income tax at a rate of 17% in 2015, 2016 and 2017. No Singapore profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Singapore during the years presented.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

British Virgin Islands

Under the current tax laws of the British Virgin Islands, Crystal Orange Hotel Holdings Limited is not subject to tax on income or capital gain.

Seychelles

Under the current tax laws of Seychelles, Sheen Step Group Limited is not subject to tax on income or capital gain.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

Hanting Technology (Suzhou) Co., Ltd (“Hanting Suzhou”), as a recognized software development entity located at Suzhou Industrial Park in Suzhou of PRC, is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Hanting Suzhou has entered into the first tax profitable year in 2011. Therefore, Hanting Suzhou applied tax exemption from 2011 to 2012, and tax rate of 12.5% from 2013 to 2015. Since 2016, Hanting Suzhou is entitled tax rate of 15% as it is qualified as high and new tech enterprise. The high and new tech enterprise qualification is expired in September, 2017, resulting Hanting Suzhou subject to a uniform tax rate of 25% in 2017.

Jizhu Information and Technology (Shanghai) Co., Ltd. (“Jizhu Shanghai”), which once called Mengguang Information and Technology (Shanghai) Co., Ltd, is a recognized software development entity located in Shanghai of PRC. Jizhu Shanghai are entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses, and has entered into the first tax profitable year in 2014. Therefore, Jizhu Shanghai applied tax exemption from 2014 to 2015, and tax rate of 12.5% from 2016 to 2018.

Tax expense (benefit) is comprised of the following:

	Years Ended December 31,
	2015	2016	2017
Current Tax	246,678	253,674	436,195
Deferred Tax	(50,149)	33,446	(76,237)
Total	196,529	287,120	359,958

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years Ended December 31,
	2015	2016	2017
PRC statutory tax rate	25%	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	3%	3%	1%
Effect of different tax rate of group entities operating in other jurisdictions	—	(1)%	1%
Effect of change in valuation allowance	5%	1%	—
Effect of tax holiday	(7)%	(3)%	(1)%
Effect of cash dividends	5%	3%	(1)%
Effect of disposal of subsidiary	—	(1)%	—
Effect of excess tax benefit of rewards	—	—	(3)%
Effective tax rate	31%	27%	22%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years Ended December 31,
	2015	2016	2017
Aggregate amount	41,288	27,224	24,424
Per share effect—basic	0.16	0.10	0.09
Per share effect—diluted	0.16	0.10	0.08

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017
Deferred tax assets:
Net loss carryforward	97,219	139,650
Deferred revenue	71,517	78,788
Deferred rent	2,968	8,763
Long-term assets	51,579	130,112
Bad debt provision	2,856	4,437
Accrual for customer loyalty program	30,267	37,298
Accrued payroll	3,588	14,155
Other accrued expenses	17,688	20,706
Share-based compensation	10,978	13,447
Others	2,379	1,425
Valuation allowance	(114,625)	(123,138)
Total deferred tax assets	176,414	325,643
Deferred tax liabilities:
Favorable lease, building and land use rights-fair value adjustment	67,167	398,761
Capitalized interest	3,519	2,929
Unrealized gain for investment	14,826	6,861
Others	10,817	13,539
Total deferred tax liabilities	96,329	422,090

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

For the years ended December 31, 2016 and 2017, valuation allowance of RMB55,757 and RMB59,929 were provided, respectively, RMB11,724 and RMB2,963 were added due to acquisition, respectively, RMB17,064 and RMB46,903 were reversed, respectively, and RMB28,319 and RMB7,476 were written off, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2017, the Group had tax loss carryforwards of RMB558,598 which will expire between 2018 and 2022 if not used.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. At December 31, 2016 and 2017, the Group had recorded liabilities for uncertain tax benefit of approximately RMB19,787 and RMB26,410 associated with the interests on intercompany loans, respectively. No interest or penalty expense was recorded for the years ended December 31, 2015, 2016 and 2017. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

	Years Ended December 31,
	2015	2016	2017
Balance at January 1	8,345	14,755	19,787
Addition for tax positions	6,410	5,032	6,623
Balance at December 31	14,755	19,787	26,410

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. The cumulated undistributed earnings of the Group’s PRC subsidiaries were RMB2,761,814 as of December 31, 2017. To facilitate the Company’s declaration of a special cash dividend, PRC dividend withholding tax of RMB30,696 and RMB32,570 was accrued in years 2015 and 2016 along with the declaration of special cash dividends from the Group’s PRC subsidiaries to the Company. As of December 31, 2017, the accrued PRC dividend withholding tax liability was RMB8,552. Going forward the Group plans to maintain a moderate dividend distribution of approximately RMB300,000 a year from current year net income starting from 2018. Other than these dividends distributions, the Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries, and therefore, no additional provision for PRC dividend withholding tax was accrued.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2013 through 2017 on non-transfer pricing matters, and from 2008 through 2017 on transfer pricing matters.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

19.      MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB182,321, RMB212,723 and RMB264,258 for the years ended December 31, 2015, 2016 and 2017, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

20.      RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB209,782, RMB277,342 and RMB378,591 as of December 31, 2015, 2016 and 2017, respectively. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB3,102,568 at December 31, 2017 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2017, approximately RMB3,481,159 is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

21.      RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group. The related parties mainly act as service providers and service recipients to the Group. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Nature of the Party	Relationship with the Group
Ctrip.com International, Ltd. (“Ctrip”)	Online travel services provider	Mr. Qi Ji is a director
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
Accor Hotels (“Accor”)	Hotel Group	Shareholder of the Group
Chengjia (Shanghai) Apartment Management Co., Ltd. (“Cjia”)	Apartment Management Group	Equity method investee of the Group
Shanghai CREATER Industrial Co., Ltd. (“CREATER”)	Staged office space company	Equity method investee of the Group

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

(a) Related party balances

Amounts due from related parties were mainly comprised of shareholder loans to Sheen Star, Cjia and CREATER, which are short-term in nature and payable on demand, and receivable for service fee from Accor, service fee and room charges withheld by Ctrip.

	As of December 31,
	2016	2017
Sheen Star	37,060	39,172
Accor	4,052	2,040
Cjia	50,365	15,460
Ctrip	3,203	31,754
CREATER	—	26,979
Others	3,773	3,132
Total	98,453	118,537

Amounts due to related parties were mainly comprised of payables for brand use fee, reservation fee and other service fee from Ctrip and Accor, which are short-term in nature and payable on demand.

	As of December 31,
	2016	2017
Ctrip	3,291	28,651
Accor	6,019	6,684
Others	1,748	1,555
Total	11,058	36,890

(b) Related party transactions

During the years ended December 31, 2015, 2016 and 2017, significant related party transactions were as follows:

	Years Ended December 31,
	2015	2016	2017
Commission expenses to Ctrip	17,740	44,119	76,792
Brand use fee, reservation fee and other related service fee to Accor	—	6,019	10,786
Marketing and training fee from Ctrip	—	12,667	23,659
Service fee from Accor	—	4,052	7,729
Goods sold and service provided to Cjia	—	353	8,486
Interest income from Sheen Star	—	2,060	—
Loan payment to Sheen Star	—	35,000	—
Loan payment to Cjia	—	—	84,950
Loan payment to CREATER	—	—	26,979

In 2016, the Group sold its subsidiary Chengjia Hotel Management Co., Ltd. to Cjia for consideration of RMB10,000.

CHINA LODGING GROUP, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 and 2017
(Renminbi in thousands, except share data and per share data, unless otherwise stated)

22.      COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

The Group has entered into lease agreements for certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2017 were as follows:

Year Ending December 31,
2018	1,823,626
2019	2,539,224
2020	2,518,195
2021	2,413,641
2022	2,284,216
Thereafter	13,508,772
Total	25,087,674

(b) Purchase Commitments

As of December 31, 2017, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB160,334, which is expected to be incurred within one year.

(c) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. As of December 31, 2016, the Group had several cases outstanding, including lease contract terminations and disputes, and construction contract disputes. The Group believed it is probable that settlement liabilities will be involved, and therefore accrued contingencies of RMB66,234 in other operating expense based on the terms of contract, laws and regulations and latest negotiation result. For the year ended December 31, 2017, the Group had settled several cases and undergoes new cases. Therefore, the Group reversed contingencies of RMB35,969 and further accrued RMB10,719 based on latest negotiation or arbitration result with the remaining accrued contingencies of RMB40,984. The Group does not believe that any other currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

23.      SUBSEQUENT EVENTS

In January 2018, the Group had drawn down US$250 million under a revolving credit facility agreement signed in 2017. Further in early 2018, the Group entered into one three-year facility agreement of total amount of EUR260 million with banks, among which EUR241 million was drawn down in first quarter of 2018.

In first quarter of 2018, the Group further purchased 10,782,131 shares of Hotel Group B from public market at cash consideration of EUR489 million. As of March 31, 2018, the Group accumulatively hold 13,092,112 shares of Hotel Group B, and all of these shares was pledged by the Group for the three-year facility agreement of total amount of EUR260 million.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

CHINA LODGING GROUP, LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS

(Renminbi in thousands, except share data and per share data, unless otherwise stated)

	As of December 31,
	2016	2017	2017
			US$’000
Assets
Current assets:
Cash and cash equivalents	374,036	556,604	85,548
Short-term investments	—	129,911	19,967
Other current assets	173	37,030	5,691
Total current assets	374,209	723,545	111,206
Other assets	—	32,916	5,059
Investment in subsidiaries	5,512,131	10,302,818	1,583,514
Long-term investments	45,640	780,272	119,926
Total assets	5,931,980	11,839,551	1,819,705
Liabilities and equity
Current liabilities:
Short-term debt	298,291	130,815	20,106
Amount due to related parties	222,402	312,871	48,087
Accrued expenses and other current liabilities	11,687	35,395	5,439
Total current liabilities	532,380	479,081	73,632
Long-term debt	—	4,921,774	756,463
Total liabilities	532,380	5,400,855	830,095
Equity:
Ordinary shares(US$0.0001 par value per share; 8,000,000,000 shares authorized; 281,379,130 and 294,040,234 shares issued as of December 31, 2016 and 2017, and 278,282,366 and 280,518,358 shares outstanding as of December 31, 2016 and 2017, respectively)	204	212	33
Treasury shares (3,096,764 and 3,096,764 shares as of December 31 2016 and 2017, respectively)	(107,331)	(107,331)	(16,496)
Additional paid-in capital	3,699,056	3,624,135	557,019
Retained earnings	1,812,174	2,753,715	423,238
Accumulated other comprehensive (loss) income	(4,503)	167,965	25,816
Total equity	5,399,600	6,438,696	989,610
Total liabilities and equity	5,931,980	11,839,551	1,819,705

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME
 (Renminbi in thousands, unless otherwise stated)

	Years Ended December 31,
	2015	2016	2017	2017
				US$’000
Operating costs and expenses:
Selling and marketing expenses	157	—	—	—
General and administrative expenses	59,236	60,075	68,720	10,561
Total operating costs and expenses	59,393	60,075	68,720	10,561
Loss from operations	(59,393)	(60,075)	(68,720)	(10,561)
Interest income	30	273	1,606	247
Interest expense	3,198	10,453	86,570	13,306
Foreign exchange gain (loss)	7,477	14,750	(14,382)	(2,210)
Other income, net	2,488	69,919	43,666	6,711
Income in investment in subsidiaries	489,196	790,201	1,361,602	209,274
Net income attributable to China Lodging Group, Limited	436,600	804,615	1,237,202	190,155

Other comprehensive income
Unrealized securities holding gains, net of tax of 7,151, (1,810) and (7,965) for 2015, 2016 and 2017	68,069	16,449	868	133
Reclassification of realized gains to net income, net of tax	—	(67,921)	(5,282)	(812)
Foreign currency translation adjustments, net of tax of nil for 2015, 2016 and 2017	3,535	(12,627)	176,882	27,186
Comprehensive income	508,204	740,516	1,409,670	216,662

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
CHINA LODGING GROUP, LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS
  (Renminbi in thousands, unless otherwise stated)

	Years Ended December 31,
	2015	2016	2017	2017
				US$’000
Operating activities:
Net income	436,600	804,615	1,237,202	190,155
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	52,535	55,436	66,367	10,200
Income in investment in subsidiaries	(489,196)	(790,201)	(1,361,602)	(209,274)
Investment income	—	(51,123)	(40,822)	(6,274)
Amortization of issuance cost of convertible notes	—	—	2,598	399
Changes in operating assets and liabilities:
Deferred revenue	(364)	—	—	—
Other current assets	2,312	776	(25,946)	(3,988)
Other assets	—	—	(32,916)	(5,059)
Salary and welfare payable	(86)	(25)	—	—
Accrued expenses and other current liabilities	15,463	(16,618)	23,710	3,644
Net cash provided by (used in) operating activities	17,264	2,860	(131,409)	(20,197)
Investing activities:
Investment in subsidiaries	(168,709)	—	(3,251,346)	(499,723)
Receipt of investment in subsidiaries	—	236,238	—	—
Purchase of long-term investments	—	(47,859)	(760,215)	(116,843)
Proceeds from sale of long-term investments	—	3,845	58,264	8,955
Purchase of short-term investments	(271,630)	—	(95,802)	(14,724)
Proceeds from sale of short-term investment	—	337,189	—	—
Net cash (used in) provided by investing activities	(440,339)	529,413	(4,049,099)	(622,335)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	22,619	12,206	9,073	1,394
Payment of share repurchase	(107,331)	—	—	—
Proceeds of advances from subsidiaries	222,403	—	90,468	13,905
Proceeds from short-term bank borrowings	489,376	281,719	135,488	20,824
Repayment of short-term bank borrowings	(183,516)	(332,555)	(293,677)	(45,137)
Proceeds from long-term bank borrowings	—	—	3,633,174	558,409
Repayment of long-term bank borrowings	—	—	(1,650,917)	(253,741)
Proceeds from issuance of convertible senior notes, net of issuance cost and capped call option	—	—	2,925,203	449,595
Debt financing costs paid	—	—	(9,763)	(1,501)
Proceeds from ADS lending	—	—	7	1
Dividends paid	—	(276,261)	(306,343)	(47,084)
Net cash provided by (used in) financing activities	443,551	(314,891)	4,532,713	696,665
Effect of exchange rate changes on cash and cash equivalents	5,800	35,629	(169,637)	(26,073)
Net increase in cash and cash equivalents	26,276	253,011	182,568	28,060
Cash and cash equivalents at the beginning of the year	94,749	121,025	374,036	57,488
Cash and cash equivalents at the end of the year	121,025	374,036	556,604	85,548

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

As of December 31, 2017, there are no material contingencies, mandatory dividend, and significant provision of long-term obligation or guarantee of the Company, except for those which have separately disclosed in the consolidated financial statements.

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

CHINA LODGING GROUP, LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNT S

	Balance at Beginning of Year	Charge to Costs and Expenses	Addition Due to Acquisition	Charge Taken Against Allowance	Write off	Balance at End of Year
	(Renminbi in thousands)
Allowance for doubtful accounts of accounts receivables and other receivables:
2015	6,477	1,997	—	—	(2,415)	6,059
2016	6,059	1,082	7,151	—	(2,368)	11,924
2017	11,924	2,446	—	—	(3,593)	10,777
Valuation allowance for deferred tax assets

2015	62,868	47,122	—	(15,508)	(1,955)	92,527
2016	92,527	55,757	11,724	(17,064)	(28,319)	114,625
2017	114,625	59,929	2,963	(46,903)	(7,476)	123,138

******