Form 20-F
period 2018-12-31
Huazhu Group Ltd
filed 2019-04-19
CIK 1483994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-34656

Huazhu Group Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

CAYMAN ISLANDS
(Jurisdiction of incorporation or organization)

No. 2266 Hongqiao Road Changning District Shanghai 200336 People’s Republic of China (86) 21 6195-2011
(Address of principal executive offices)

Min (Jenny) Zhang

Chief Executive Officer

Telephone: +86-21-6076-0606

E-mail: zhangmin@huazhu.com

Facsimile: +86-21-6195-9586

No. 2266 Hongqiao Road

Changning District

Shanghai 200336

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one ordinary share, par value US$0.0001 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

293,501,124 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes ☐   No ☐

i

ii

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB6.8755, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 12, 2019, the exchange rate was US$1.00 to 6.7039. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, in this annual report,

•                  “ADRs” are to the American depositary receipts that may evidence our ADSs;

•                  “ADSs” are to our American depositary shares, each representing one ordinary share;

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

•                  “US$” and “U.S. dollars” are to the legal currency of the United States; and

•                  “We,” “us,” “our company,” “our” and “Huazhu” are to Huazhu Group Limited, formerly known as China Lodging Group, Limited, a Cayman Islands company, and its predecessor entities and subsidiaries.

All of our ADS related numbers contained in this prospectus have retroactively reflected the four-for-one ADS split that we effected in April 2018.

Since the beginning of 2018, we have adopted the new revenue recognition standards and all numbers for the years ended December 31, 2016 and 2017 in this annual report are restated to reflect the adoption of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) using the full retrospective approach as of January 1, 2016. Please see “Item 5. Operating and financial review and prospects — 5.A. Operating Results — Critical Accounting Policies — Revenue Recognition” for more information.

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions, except share, per share and per ADS data)
Selected Consolidated Statement of Comprehensive Income Data:
Net revenues	4,965	5,775	6,573	8,229	10,063	1,464
Operating costs and expenses(1)	4,594	5,205	5,715	6,874	7,945	1,155
Income from operations	389	601	841	1,426	2,344	341
Income before income taxes	414	639	1,047	1,597	1,393	203
Net income	302	439	774	1,228	727	106
Net income attributable to Huazhu Group Limited	307	437	782	1,228	716	104
Earnings per share/ADS(2):
Basic	1.23	1.74	2.84	4.40	2.54	0.37
Diluted	1.21	1.70	2.76	4.21	2.49	0.36
Weighted average number of shares used in computation:
Basic	248,957,645	250,533,204	275,139,070	279,272,140	281,717,485	281,717,485
Diluted	253,004,204	256,104,167	282,889,494	293,073,978	303,605,809	303,605,809

Notes:

(1)   Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Share-based compensation expenses	32	53	55	66	83	12

(2)         In April 2018, we effected a four-for-one ADS split, pursuant to which each of our ADS represents one ordinary share. For the purpose of calculating earnings per ADS, such share split has been retroactively reflected for all periods presented herein.

The following table presents a summary of our selected consolidated balance sheet data as of December 31, 2014, 2015, 2016, 2017 and 2018:

	As of December 31,
	2014	2015	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	809	1,238	3,235	3,475	4,262	620
Restricted cash	—	361	1	481	622	91
Prepaid rent	385	430	446	660	955	139
Property and equipment, net	3,907	3,806	3,710	4,523	5,018	730
Intangible assets, net	105	145	343	1,644	1,834	267
Long- term investments	224	344	1,064	2,362	6,152	895
Goodwill	65	108	172	2,265	2,630	383
Total assets	6,183	7,694	10,071	17,508	23,993	3,490
Accounts payable	641	585	585	766	890	129
Long-term debt	—	—	—	4,922	8,812	1,282
Deferred rent — long-term	830	945	1,024	1,380	1,507	219
Deferred revenue	670	886	1,232	1,341	1,463	213
Total liabilities	2,964	4,253	4,887	11,274	17,674	2,571
Total equity	3,219	3,441	5,184	6,234	6,319	919

The following table presents a summary of our selected consolidated statements of cash flow data for the years ended December 31, 2014, 2015, 2016, 2017 and 2018:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Selected Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	1,466	1,763	2,066	2,453	3,049	444
Net cash used in investing activities	1,063	1,550	176	6,235	6,345	923
Net cash provided by (used in) financing activities	10	219	(266)	4,536	4,248	618

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

Our business and operations are primarily based in China and we depend on domestic business and leisure traveler customers for a significant majority of our revenues. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the Chinese economy and travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The growth rate of China’s GDP decreased from 2012 to 2016 and in 2018. It is uncertain whether the growth of the Chinese economy will continue to slow down in the future. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services.

There is a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate is based on several current or emerging factors including: (i) overinvestment by the government and businesses and excessive credit offered by banks; (ii) a rudimentary monetary policy; (iii) excessive privileges to state-owned enterprises at the expense of private enterprises; (iv) the dwindling supply of surplus labor; (v) a decrease in exports due to weaker overseas demand; (vi) failure to boost domestic consumption; and (v) challenges resulted from international situations, especially the US-China trade war.

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

The lodging industry in China is highly fragmented. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate. Our HanTing Hotels, Orange Hotels, Ibis Hotels and Elan Hotels mainly compete with Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel groups and stand-alone hotels, and certain international brands such as Super 8 and OYO hotels. HanTing Hotels, Orange Hotels and Ibis Hotels also compete with two- and three-star hotels, as they offer rooms with amenities comparable to many of those hotels. Our JI Hotels, Starway Hotels, Orange Hotels Select, HanTing Premium Hotels, Ibis Styles Hotels, Mercure Hotels and Novotel Hotels face competition from existing three-star and certain four-star hotels, boutique hotels whose price could be comparable and a few hotel chains such as Vienna Hotels, Atour Hotels, Hampton Hotels and Holiday Inn Express. Our Hi Inns compete mainly with stand-alone guest houses, low-price hotels and budget hotel chains such as Pod Inns, 99 Inns and 100 Inns. Our Joya Hotels, Manxin Hotels and Grand Mercure Hotels compete with existing four-star and five-star hotels. Our Manxin Hotels, Crystal Orange Hotels and Blossom Hill Hotels also compete with boutique resort hotels. New and existing competitors may offer more competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels and result in a decrease in occupancy and average daily rates for our hotels. Competitors may also outbid us for new leased hotel conversion sites, negotiate better terms for potential manachised or franchised hotels or offer better terms to our existing manachised or franchised hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels, especially given the increase in our hotel room rates to keep pace with inflation. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

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

The operation of each of our leased and owned hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased and owned hotels incur pre-opening expenses generally ranging from approximately RMB2.0 million to RMB20.0 million per hotel. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, these newly opened leased and owned hotels may not achieve profitability during the ramp-up stage. As we continue to expand our leased and owned hotel portfolio, the significant pre-opening expenses incurred during the development stage and the relatively low revenues during the ramp-up stage of our newly opened leased and owned hotels may have a significant negative impact on our financial performance. Moreover, we plan to develop more midscale and upscale leased and owned hotels in the future with relatively higher pre-opening expenses, especially rent, which may lead to a more evident negative impact on our financials.

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

Our hotel group has been growing rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group. In 2007, we launched our economy hotel product, HanTing Express Hotel, which was subsequently rebranded as HanTing Hotel, and our midscale limited service hotel product, HanTing Hotel, which was subsequently rebranded first as HanTing Seasons Hotel and then as JI Hotel. In May 2012, we completed the acquisition of a 51% equity interest in Starway Hotels (Hong Kong) Limited, or Starway HK, and in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. We have retained the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013 and Elan Hotel, a new economy hotel brand, in September 2014. In January 2016, we completed strategic alliance transactions with Accor S.A. (“Accor”) to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. In May 2017, we completed the acquisition of all of the equity interests in Crystal Orange Hotel Holdings Limited (“Crystal Orange”), which holds hotels under the brands of Crystal Orange Hotel, Orange Hotel Select and Orange Hotel. We launched HanTing Premium brand in 2017.  In August 2018, we completed the acquisition of 83% equity interest of Blossom Hill Hotel Investment Management (Kunshan) Co., Ltd. (the “Blossom Hill”), which was engaged in the business of operating and managing hotels under Blossom Hill brands in the upscale market in the PRC. Through such organic growth and acquisitions, we increased the number of our hotels in operation in China from 26 hotels as of January 1, 2007 to 4,230 hotels as of December 31, 2018, and we intend to continue to develop and operate additional hotels in different geographic locations in China and overseas. Such expansions have placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our products and the quality of our services to ensure that our business does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our results of operations.

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

We rebranded our HanTing Express Hotel as HanTing Hotel, our HanTing Seasons Hotel as JI Hotel and our HanTing Hi Inn as Hi Inn in 2012. In the same year we also acquired the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013 and Elan Hotel, a new economy hotel brand, in September 2014. We acquired Crystal Orange in May 2017, which holds hotels under the brands of Crystal Orange Hotel, Orange Hotel Select and Orange Hotel. We launched HanTing Premium brand in 2017. In August 2018, we completed the acquisition of Blossom Hill which holds hotels under the brand of Blossom Hill Hotels & Resorts. We are still in the process of developing the Elan Hotel, Joya Hotel, Manxin Hotel, Starway Hotel, Hi Inn, HanTing Premium, Crystal Orange Hotel, Orange Hotel Select and Blossom Hill Hotels & Resorts brands on top of our established brands of HanTing Hotel and Ji Hotel. In addition to the hotel brands owned by us, we entered into strategic alliance transactions with Accor in January 2016, and are developing Accor’s certain hotel brands in PRC, Taiwan and Mongolia.

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

We may not be able to successfully identify, secure and develop in a timely fashion additional hotel properties under the lease and ownership model or develop hotel properties on a timely or cost-efficient manner, which may adversely affect our growth strategy and business.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, we invested in UBOX International Holdings Co Limited in 2012, in China Quanjude (Group) Co., Ltd. and Beijing GOOAGOO Technology Service Co., Ltd. in 2014, in Homeinns Hotel Group (“HMIN”), Shanghai Founder Service Co., Ltd. and Beijing Qingpu Tourism Culture Development Co., Ltd. in 2015, in AAPC Hotel Management Limited (“AAPC LUB”), China Young Professionals Apartment Management Limited, Chengjia (Shanghai) Apartment Management Co., Limited (“Cjia”) and Shanghai CREATER Industrial Co., Ltd. (“CREATER”) in 2016, and in Blossom Hill and some securities in the hotel industry in 2017. We completed the acquisition of all of the equity interests in Crystal Orange in May 2017.We entered into a share subscription agreement in September 2017 with Oravel Stays Private Ltd. (“OYO”), where we agreed to make a US$10 million equity investment in OYO to become a minority shareholder (less than 5%).  In January 2018, we announced we have formed a joint venture with TPG. Hitone later also invested in this joint venture.  In August 2018, we completed the acquisition of in aggregate 83% of the equity interests in Blossom Hill in steps. In 2017 to 2018, we also acquired shares of Accor and other companies from open market, and invested in certain hotel related funds.

The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. In addition, following completion of an acquisition or investment, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of benefits after integration and the actual cost of delivering such benefits may exceed the anticipated cost. Any difficulties encountered in the acquisition or investment and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition. If a financial or strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations. For example, we incurred unrealized loss from fair value changes of equity securities totaled RMB914 million (US$133 million) in 2018.

Our legal right to lease certain properties could be challenged or affected adversely by property owners or other third parties or subject to government regulation.

A substantial part of our business model relies on leases with third parties who either own or lease the properties from the ultimate property owners. We also grant franchises to hotel operators who may or may not own their hotel properties. The land use rights and other property rights with respect to properties we currently lease, manachise or franchise for our existing hotels could be challenged. For example, as of December 31, 2018, our lessors failed to provide the property ownership certificates and/or the land use rights certificates for 100 properties that we lease for our hotel operations. While we have performed due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties, our rights under those leases could be challenged by other parties including government authorities. We also cannot assure you that we can always keep good title of the properties we lease currently or will lease in the future, free and clear of all liens, encumbrances and defects before the lease agreements are terminated. If the ultimate owner of the property changes after the original owner of such property mortgages such property to any third party, our legal rights under the lease agreement may be affected adversely and we may not rank senior in the right of continuing occupying the property.

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

Our lessors are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, properties used for hotel operations and the underlying land should be approved for commercial use purposes by competent government authorities. In addition, before any properties located on state-owned land with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from the competent government authorities. As of December 31, 2018, the lessors of approximately 33% of our executed lease agreements subject to this approval requirement did not obtain the required governmental approvals.  Such failure may subject the lessors or us to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to operate our leased hotels. While many of our lessors have agreed to indemnify us against our losses resulting from their failure to obtain the required approvals, we cannot assure you that we will be able to successfully enforce such indemnification obligations against our lessors. As a result, we may suffer significant losses resulting from our lessors’ failure to obtain required approvals to the extent that we are not fully indemnified by our lessors.

Our success could be adversely affected by the performance of our manachised and franchised hotels and defaults or wrongdoings of our franchisees may affect our reputation, which would adversely affect the results of our operations.

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have less control compared to our leased and owned hotels. As of December 31, 2018, we manachised and franchised approximately 83.5% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our national presence in China. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control.

Our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting the results of our operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. For example, in 2018, we closed 60 manachised and franchised hotels that did not comply with our brand and operating standards.

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

Interruption or failure of our information systems or our business partners’ systems could impair our ability to effectively provide our services, which could damage our reputation and subject us to penalties.

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

In addition, we collaborate with various business partners, such as airlines, in our day-to-day operations, and our ability to provide satisfactory services to customers also depend on the maintenance and efficacy of such business partners’ systems, such as the maintenance of networks with necessary speed, bandwidth, and stability. If any of our business partners’ systems encounter errors, “bugs” or other problems, our ability to effectively provide our services may be adversely affected, our reputation may be harmed, and we may also face customer complaints and be subject to fines and other penalties from competent authorities.

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

The Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (general data protection regulation, “GDPR”), imposes certain requirements on the processing of personal data relating to natural persons. GDPR requirements will apply both to companies established in the EU and to companies, such as us, that are not established in the EU but process personal data of individuals who are in the EU (and in the European Economic Area subject to the enactment of implementation procedures), where the processing activities relate to: (a) the offering of goods or services, irrespective of whether a payment of the data subject is required, to such data subjects in the EU; or (b) the monitoring of their behavior as far as their behavior takes place within the EU. See “item 4. Information on the Company — 4.B. Business Overview - Regulation - Regulation on Information Protection on Networks.” Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business, and the failure to comply with the GDPR could expose us to sanctions from both a financial and business operations perspective. In addition, in case of control, non-compliance with the GDPR may expose us to damage to our reputation.

On February 1, 2013, China’s first set of personal data protection guidelines, the Guidelines for Personal Information Protection in Information Security Technology Public and Commercial Service Systems, came into effect, which set forth detailed personal information protection requirements on data collection, data processing, data transfer and data creation. Although these guidelines are voluntary and non-binding, we believe that growing regulatory oversight of data privacy in China is inevitable. In addition, Amendment 7 to the PRC Criminal Law  prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, providers of network products and services shall provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. Moreover, the Provisions on Protection of Personal Information of Telecommunication and Internet Users is the specific regulation governing the collection, use, disclosure and security of personal information. Complying with these PRC laws and regulations may cause us to incur substantial costs or require us to change our business practices. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation on Information Protection on Networks”.

While we take various measures to comply with all applicable data privacy and protection laws and regulations,  our current security measures and those of our third-party service providers may not be adequate for the protection of our customer, employee or company data. In addition, computer hackers, foreign governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. For instance, in August 2018, online reports alleged that we had become the subject of potential information leak. A proposed class action complaint was filed in the United States District Court in the Central District of California against us and our management alleging violations of the U.S. securities laws in relation to this possible data breach. This case was voluntarily dismissed by the plaintiffs on February 27, 2019. We may face similar litigations in the future. Any of such proceedings may harm our reputation and adversely affect our business and results of operations. The laws and regulations applicable to security and privacy are becoming increasingly important in China. Any theft, loss, fraudulent, unlawful use or disclosure of customer, employee or company data could harm our reputation or result in remedial and other costs, liabilities, fines or lawsuits.

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

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy. As of December 31, 2018, we have received copyright registration certificates for 63 of our major proprietary information systems and for our operating system. However, none of our other proprietary information system have been patented, copyrighted or otherwise registered as our intellectual property.

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

We are subject to various laws and regulations, including franchise, hotel industry, construction, hygiene, health and safety environmental and advertising laws and regulations that may subject us to liability.

Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to obtain the approval from, and file initial and annual reports with, the PRC Ministry of Commerce, or the MOC, to engage in the hotel franchising business. In addition, each of our hotels is required to obtain a special industry license and a fire control approval issued by the local public security bureau, to have hotel operations included in the business scope of its business license, to obtain hygiene permits and environmental impact assessment approvals, and to comply with license requirements and laws and regulations with respect to construction permit, zoning, fire prevention, public area hygiene, food safety, public safety and environmental protection. We are also subject to advertising and other laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Hotel Operation.” If we fail to comply with any applicable construction, hygiene, health and safety, environmental and advertising laws and regulations related to our business, we may be subject to potentially significant monetary damages and fines or the suspension of our operations or development activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses.

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

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Our management excluded Blossom Hill from our assessment of the internal control over financial reporting, which was acquired on August 31, 2018 and whose financial statements constitute 2.6% and 1.2% of net assets and total assets, respectively, 0.3% of revenues and negative 2.0% of net income of our consolidated financial statement amounts as of and for the year ended December 31, 2018. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2018. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, leased properties, share transfer, employment, non-competition and labor law, fiduciary duties, personal injury, death, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. For example, our PRC subsidiary, Huazhu Hotel Management Co., Ltd., has filed an arbitration against four third parties in China for a share transfer agreement entered into in October 2015, alleging breach of agreement of those third parties and requesting share transfer consideration adjustment and indemnification. The case is currently pending before the arbitration tribunal. In addition, a proposed class action was filed against us and our management with the United States District Court in the Central District of California in October 2018, alleging violations of U.S. securities laws in relation to a possible data breach in August 2018. This case was voluntarily dismissed by the plaintiffs on February 27, 2019. Moreover, in the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third- party patents or other third-party intellectual property rights.

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

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2018, we were obligated to demolish one leased hotel due to local government zoning requirements. As a result, we wrote off property and equipment of RMB8 million associated with the hotels and recognized a loss of RMB8 million. In addition, as of December 31, 2018, we were notified by local government authorities that we may have to demolish seven additional leased hotels due to local zoning requirements. Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate. In 2018, we demolished 22 manachised hotels due to local government zoning requirements. Similar demolitions, termination of franchise agreements or interruptions of our hotel operations due to zoning or other local regulations could occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2018, a total of RMB502 million (US$73 million) was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

It is unclear whether we will be considered as a PRC resident enterprise under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC resident enterprise status, if we are not treated as a PRC resident enterprise, dividends paid to us by our PRC subsidiaries will be subject to PRC withholding tax; if we are treated as a PRC resident enterprise, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares that are non-PRC resident investors may be subject to PRC withholding tax on dividends on and gains realized on their transfer of our ADSs or ordinary shares.

On March 16, 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law, and the PRC State Council subsequently issued the Implementation Regulations of the Enterprise Income Tax Law (the “Implementing Regulations”). The Enterprise Income Tax Law (amended in 2018) and its Implementation Regulations, or the “EIT Law”, provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% with respect to their income sourced from both within and outside of China. The Implementing Regulations defines the term “de facto management body” as a management body that exercises substantial and overall control and management over the production and operations, personnel, accounting and properties of an enterprise.

On April 22, 2009, the State Taxation Administration, or the “STA” (previously known as State Administration of Taxation, or the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued Public Announcement [2011] No. 45 in 2011 and Public Announcement [2014] No.9 in 2014, providing clarification for resident status determination and competent tax authorities. However, the above-mentioned tax circulars apply only to offshore enterprises controlled by PRC enterprises, not those invested in or controlled by PRC individuals, like our company. Currently, there are no further detailed rules or precedents applicable to us regarding the procedures and specific criteria for determining “de facto management body” for a company like us. It is still unclear if the PRC tax authorities would determine that we should be classified as a PRC resident enterprise.

Although we have not been notified that we are treated as a PRC resident enterprise, we cannot assure you that we will not be treated as a resident enterprise under the EIT Law, any aforesaid circulars or any amended regulations in the future. If we are treated as a PRC resident enterprise for PRC enterprise income tax purposes, among other things, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income. Furthermore, if we are treated as a PRC resident enterprise, payments of dividend by us may be regarded as derived from sources within the PRC and therefore we may be obligated to withhold PRC income tax at 10% on payments of dividend on the ADSs or shares to non-PRC resident enterprise investors. In the case of non-PRC resident individual investors, the tax may be withheld at a rate of 20%.

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

The market price for our ADSs has been volatile and has ranged from a low of US$24.9 to a high of US$49.6 on the NASDAQ Global Select Market in 2018. The market price is subject to wide fluctuations in response to various factors, including the following:

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

We believe that our current cash and cash equivalents, anticipated cash flow from operations, and funds available from borrowings under our bank facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2019) will be sufficient to meet our anticipated working capital cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including expansion through leased and owned hotels and any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs could dilute the interests of our shareholders and ADS holders and adversely impact the market price of our ADSs. As of December 31, 2018, we had approximately 162.6 million ordinary shares outstanding held as ADSs, options to purchase approximately 1.1 million ordinary shares (of which approximately 1.1 million were exercisable as of that date) and approximately 12.1 million nonvested restricted stocks outstanding. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

As of March 31, 2019, our founder, Mr. Qi Ji, who is also our executive chairman, and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially own approximately 36.8% of our outstanding ordinary shares on an as-converted basis. See “Item 7. Major Shareholders.” The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2018 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Based on our audited financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes with respect to the 2017 and 2018 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2019 taxable year. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make annual separate determinations each year as to whether we are a PFIC (after the close of each taxable year). The determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years. Accordingly, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2019 or for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder (as defined herein). For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

Our company was incorporated in the Cayman Islands in January 2007 under the name of China Lodging Group, Limited, or China Lodging. In February 2007, Powerhill transferred all of its ownership interests in HanTing Xingkong and Shanghai HanTing to China Lodging in exchange for preferred shares of China Lodging. After such exchange, each of HanTing Xingkong and Shanghai HanTing became a wholly-owned subsidiary of China Lodging. In addition, in February 2007, Powerhill and its subsidiary, Suzhou Property, were spun off in the form of a dividend distribution to the shareholders.

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

In May 2012, we acquired a 51% equity interest in Starway HK, a midscale hotel chain and increased our hotel brands to four brands. In December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, Joya Hotel, a new hotel brand targeting the upscale market, in December 2013, and Elan Hotel ,a new economy hotel brand, in September 2014.  In November 2012, we changed the Chinese trade name of our company from “HanTing Hotel Group” to “HuaZhu Hotel Group”.

In late 2014, we established Chengjia Hotel Management Co., Ltd. (“Chengjia”) in Shanghai, which started operation in the second quarter of 2015.  Since then, it has maintained a professional apartment service management team and provided apartment rental service that covers leases for a term from one month up to twelve months. In 2016, we sold Chengjia to Cjia, our equity investee. After the completion of restructuring of Cjia in 2018, all equity interests we held in Cjia were converted into the equity interests of China Cjia Group Limited. As of December 31, 2018, we held approximately 20% equity interest in China Cjia Group Limited.

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

In November 2017, we issued US$475.0 million of convertible senior notes (“the Notes”). The Notes will mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. The Notes can be converted into our ADSs at an initial conversion rate of 5.4869, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$182.25 per ADS).

In April 2018, we effected a four-for-one ADS split, pursuant to which each of our ADS represents one ordinary share.

On June 1, 2018, we changed our name to Huazhu Group Limited, or Huazhu.

In August 2018, we completed the acquisition in steps of 83% equity interest of Blossom Hill, which was engaged in the business of operating and managing hotels under Blossom Hill brand in the upscale market in the PRC. As of December 31, 2018, we owned an aggregate of 94% equity interest in Blossom Hill after acquiring part of the remaining equity interest from the noncontrolling interest holders. As of December 31, 2018, Blossom Hill Hotels & Resorts had 18 hotels in operation located near typical scenic spots.

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

SEC maintains an internet site (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

4.B. Business Overview

We are a leading and fast-growing multi-brand hotel group in China.  We operate under leased and owned, manachised and franchised models. Under the lease and ownership model, we directly operate hotels located primarily on leased or owned properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2018, we had 699 leased and owned hotels, 3,309 manachised hotels and 222 franchised hotels in operation, 42 leased and owned hotels and 1,063 manachised and franchised hotels under development.

As of the date of this annual report, we own 12 hotel brands that are designed to target distinct segments of customers:

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

•                  Joya Hotel, our upscale brand concept targeting affluent travelers and corporate events. Joya hotels are typically located in central business districts; and

•                  Blossom Hill Hotels & Resorts, our upscale lifestyle and resort brand targeting affluent travelers. Most of Blossom Hill’s hotels are located near typical scenic spots.

In addition to the 12 hotel brands owned by us, we have also entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia:

•                  Ibis, an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment.

•                  Ibis Styles, a midscale brand that offers comfortable, designer hotels at an all-inclusive rate;

•                  Mercure, a midscale hotel brand that targets business and leisure travelers around the world;

•                  Novotel, a mid-to-upscale brand that provides a multi-service offer for both business and leisure guests; and

•                  Grand Mercure, a brand that offers a upscale network of hotels and apartments that combine local culture with world-class services;

As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2018, approximately 76% of our room nights were sold to individual and corporate members of HUAZHU Rewards, our loyalty program.

Our operations commenced with midscale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our net revenues grew from RMB6,573 million in 2016 to RMB8,229 million in 2017, and further to RMB10,063 million (US$1,464 million) in 2018. We had net income attributable to our company of RMB782 million, RMB1,228 million and RMB716 million (US$104 million) in 2016, 2017 and 2018, respectively. We had net cash provided by operating activities of RMB2,066 million, RMB2,453 million and RMB3,049 million (US$444  million) in 2016, 2017 and 2018, respectively.

We have received many awards for our business performance, including the “Best Hotel Group in 2018” at the 3rd China Travel Consumption Annual Summit, “Top one of China’s 100 million hotel brand club in 2018” for HanTing Seasons Hotel and “Top two of China’s 100 million hotel brand club in 2018” for Hanting Hotel” from China Hotel Brand Value List, “Most Characteristic Home-stay Brand in 2018” for Blossom Hill Hotels & Resorts from China National Travel magazine,  “Hotels 50 - Top 50 Most Valuable Hotel Brands in 2017” for HanTing Hotel from Brand Finance in 2018, the “Top 100 Most Valuable Chinese Brands in 2017” for HanTing Hotel from Brandz in 2017, the “Golden Horse Awards of China Hotel” and the “National Brand of China in 2016 and 2017” awards for HanTing Hotel from the Review Committee of Golden Horse Awards of China Hotel in 2017, the “Top 300 Corporate Hotel Companies” award from the HOTELS magazine, the “Top 60 Hotel Groups in China in 2015” award from China Tourist Hotels Association, the “Best Hotel Management Groups of China” award at the 2015 Asia Hotel Forum Annual Meeting and the tenth China Hotel Starlight Awards in 2015, the “2015 China’s Best Local Emerging Hotel Brand” award for our Joya Hotel and the “2015 The Most Popular Newly opened Business Hotel in Northeast China” award for our Joya Hotel Dalian at the Twelfth Golden-Pillow Award of China Hotels in 2015, the “Top 100 Employers” certified by 61HR.COM in 2015, the “2015 Best Practice of Public Interest Award” at the Fifth China Charity Festival in 2015, the “Top 60 China’s Hotel Group in 2013” award from China Tourist Hotels Association in 2014, the “Industry’s Most Influential Brand” award from the Third China Finance Summit in 2014.

Our Hotel Network

As of December 31, 2018, we operated 4,230 hotels in China. We have adopted a disciplined return-driven development model aimed at achieving high growth and profitability. As of December 31, 2018, our hotel network covered 403 cities in 32 provinces and municipalities across China. As of December 31, 2018, we had an additional 1,105 leased and owned, manachised and franchised hotels under development.

The following table sets forth a summary of all of our hotels as of December 31, 2018.

	Leased and Owned Hotels	Manachised Hotels	Franchised Hotels	Leased and Owned Hotels Under Development(1)	Manachised and Franchised Hotels Under Development(1)
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	233	874	68	20	195
Other cities	466	2,435	154	22	868
Total	699	3,309	222	42	1,063

(1)         Include hotels for which we have entered into binding leases, purchase agreements of land use right or property, or franchise agreements but that have not yet commenced operations.  The inactive projects are excluded from this list according to management judgment.

The following table sets forth the status of our hotels under development as of December 31, 2018.

	Pre-conversion Period(1)	Conversion Period(2)	Total
Leased and owned hotels	9	33	42
Manachised and franchised hotels	479	584	1,063
Total	488	617	1,105

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

Among the 42 leased and owned hotels under development as of December 31, 2018, we had 9 leased and owned hotels during pre-conversion period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and had 33 leased and owned hotels during conversion period, for which we have commenced conversion activities but that have not yet commenced operations. The anticipated completion dates for these leased and owned hotels during conversion period range from January 2019 to November  2019. Total budgeted development costs for these leased and owned hotels during conversion period, which primarily include construction costs for leasehold improvement and the furniture and equipment for hotel operation, were RMB884 million (US$129 million), of which RMB339 million (US$49 million) was incurred as of December 31, 2018. The average development costs per square meter for completed leased and owned hotels in 2018 were approximately RMB2,800 (US$407). The franchisees are responsible for development costs for our manachised hotels and franchised hotels.

Leased and owned hotels

As of December 31, 2018, we had 692 leased hotels and 7 owned hotels, accounting for approximately 16.5% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 20 years. We generally enjoy an initial two- to six-month rent-free period. We generally pay fixed rent on a quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years. Our leases usually allow for extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. 24 of our leases expired in 2018, among which 14 were renewed, one was converted to manachised and franchised hotels and nine were closed. As of December 31, 2018, 31 of our leases were expected to expire in 2019. Two of these 31 leases have been renewed, six of these 31 leases have been terminated and the rest of these 31 leases are subject to negotiation as of the date of this annual report.

The following table sets forth the number of our leases for hotels in operation and under development due to expire in the periods indicated as of December 31, 2018.

Number of Leases
2019	31
2020	41
2021	49
2022	69
2023	57
2024-2026	186
2027-2029	162
2030 and onward	138
Total	733

Manachised hotels

As of December 31, 2018, we had 3,309 manachised hotels, accounting for approximately 78.3% of our hotels in operation. The franchisees of our manachised hotels either lease or own their hotel properties and are required to invest in the renovation of their properties according to our product standards. We manage our manachised hotels and impose the same standards on all manachised hotels to ensure product quality and consistency across our hotel network. We appoint and train hotel managers who are responsible for hiring hotel staff and managing daily operation. We also provide our franchisees with services such as central reservation, sales and marketing support, quality assurance inspections and other operational support and information. Our franchisees are responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses. We believe the manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

We collect fees from the franchisees of our manachised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for our manachised hotels typically run for an initial term of eight to ten years.

Our franchisees are generally required to pay us a one-time franchise fee typically ranging between RMB80,000 and RMB500,000. In general, we charge a monthly franchise fee of approximately 5% to 6.5% of the gross revenues generated by each manachised hotel. We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee to service customers who join our HUAZHU Rewards loyalty program at the manachised hotels. Furthermore, we employ, appoint and train hotel managers for our manachised hotels and charge the franchisees a monthly fee for services we provide.

Franchised hotels

As of December 31, 2018, we had 222 franchised hotels, accounting for approximately 5.2% of our hotels in operation. We collect fees from the franchisees of our franchised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. Services we provide to our franchised hotels generally include training, central reservation, sales and marketing support, quality assurance inspections and other operational support and information. We do not appoint hotel managers for our franchised hotels.

Our hotel chain has grown rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group in 2007. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Leased and owned hotels	173	243	344	465	565	611	616	624	671	699
Manachised hotels	63	195	295	516	835	1,376	2,067	2,471	2,874	3,309
Franchised hotels	—	—	—	54	25	8	80	174	201	222
Total	236	438	639	1,035	1,425	1,995	2,763	3,269	3,746	4,230

Our Products

We began our current business of operating and managing a multi-brand hotel group in 2007. As of the date of this annual report, we own 12 hotel brands that are designed to target distinct segments of customers:

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

•                  Blossom Hill Hotels & Resorts, our upscale lifestyle and resort brand targeting affluent travelers. Most of Blossom Hill’s hotels are located near typical scenic spots.

In addition to the 12 hotel brands owned by us, we have also entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia:

•                  Ibis, an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment.

•                  Ibis Styles, a midscale brand that offers comfortable, designer hotels at an all-inclusive rate;

•                  Mercure, a midscale hotel brand that targets business and leisure travelers around the world;

•                  Novotel, a mid-to-upscale brand that provides a multi-service offer for both business and leisure guests; and

•                  Grand Mercure, a brand that offers an upscale network of hotels and apartments that combine local culture with world-class services.

We believe that our multi-brand strategy provides us with a competitive advantage by (i) enabling us to open a larger number of hotels in attractive markets, (ii) capturing a greater share of the spending of customers whose lodging needs may change from occasion to occasion or evolve over time, and (iii) providing us a greater benefit of economy of scale through shared platforms.

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inns target rational and price-conscious travelers. These hotels offer compact rooms with comfortable beds and shower facilities and complimentary wireless Internet access throughout the premises. These hotels provide basic and clean accommodations. As of December 31, 2018, we had 402 Hi Inns in operation and an additional 25 Hi Inns under development.

HanTing Hotel

Launched in 2007 and originally marketed under the name of HanTing Express Hotel, HanTing Hotel is our economy hotel product with the value proposition of “Quality, Convenience and Value.” These hotels are typically located in areas close to major business and commercial districts. The HanTing Hotel targets knowledge workers and value- and quality-conscious travelers. These hotels are equipped with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. As of December 31, 2018, we had 2,283 HanTing Hotels in operation and an additional 220 HanTing Hotels under development.

Elan Hotel

In September 2014, we launched Elan Hotel. Elan Hotel is our economy hotel product which targets business travelers, young customers and urban tourists, and is committed to provide a unique business and leisure life experience for the hotel guests. The hotels’ modern and nature design elements create a fresh and refreshing atmosphere for the hotel guests. Elan Hotel brand conveys the concept of enjoyment of life and nature. As of December 31, 2018, we had 200 Elan Hotels in operation and an additional 27 Elan Hotels under development.

Orange Hotel

Orange Hotel is our economy brand. These hotels feature three-star standard facilities at affordable prices. As of December 31, 2018, we had seven Orange Hotels in operation and no additional Orange Hotels under development.

HanTing Premium

Upgraded from HanTing Hotel, HanTing Premium is our entry-level midscale hotel brand targeting middle class leisure travelers. These hotels offer 24/7 “Niiice Cafe”, ready-to-go breakfast and a variety of self-service facilities, including self-check-in/self-check-out kiosks, self-service lockers and self-service laundry facilities, providing convenience at both leisure and corporate levels. As of December 31, 2018, we had 74 HanTing Premium Hotels in operation and an additional 94 HanTing Premium Hotels under development.

Starway Hotel

Starway Hotel varies in their designs and targets middle class travelers who seek a spacious room, reasonable price and guaranteed quality. Starway Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels typically offer complimentary Internet access throughout the premises, spacious lobbies and meeting areas with complimentary tea and coffee. As of December 31, 2018, we had 212 Starway Hotels in operation and an additional 75 Starway Hotels under development.

JI Hotel

JI Hotel, which was previously marketed first under the name of HanTing Hotel and then HanTing Seasons Hotels, is typically located in city centers or central business districts. These hotels target travelers who seek a quality experience in hotel stays. JI Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels offer complimentary wireless Internet access throughout the premises, spacious lobbies with laser printers, computers, free drinks, and a cafe serving breakfast and simple meals. As of December 31, 2018, we had 553 JI Hotels in operation and an additional 282 JI Hotels under development.

Orange Hotel Select

Orange Hotel Select is our midscale hotel brand. These hotels are mini versions of our Crystal Orange Hotels with advanced sound-proof design. As of December 31, 2018, we had 172 hotels branded Orange Hotel Select in operation and an additional 96 hotels branded Orange Hotel Select under development.

Manxin Hotel

Manxin Hotels & Resorts was launched as a brand of resorts in October 2013, and was subsequently rebranded as Manxin Hotel. Nowadays Manxin Hotel is becoming a brand with city hotels and resorts. These hotels are typically located in city center or business districts and holiday resort areas. Manxin Hotel offers high quality rooms, intelligent service system, rich breakfast, lunch, afternoon tea, dinner and even coffee and drinks. Moreover, Manxin Hotel is aimed to bring the guests a distinct experience by presenting amazing space design and attractive activities. Live Lively is Manxin Hotel’s proposition. As of December 31, 2018, we had 24 Manxin Hotels in operation and an additional 26 Manxin Hotels under development.

Crystal Orange Hotel

Crystal Orange Hotel is our mid-to-upscale hotel brand featuring boutique design hotels. These hotels are equipped with advanced, five-star standard facilities, including free high-speed wireless internet access, intelligent lighting system, wireless speakers and sound-proof design. As of December 31, 2018, we had 56 Crystal Orange Hotels in operation and an additional 36 Crystal Orange Hotels under development.

Joya Hotel

In December 2013, we launched Joya Hotel. These hotels are typically located in areas close to major business and commercial districts in first and second tier cities and target affluent travelers and corporate events. Joya Hotel is designed for guests to enjoy an all-inclusive service, including complimentary breakfast, afternoon tea, healthy snack, mini bar free drinks, gym, automatic massage cabins and other premium services. The rooms are equipped with high-speed fiber access, full wireless coverage and Bluetooth speakers. As of December 31, 2018, we had six Joya Hotels in operation and an additional four Joya Hotels under development.

Blossom Hill Hotels & Resorts

Blossom Hill Hotels & Resorts is our upscale lifestyle and resort band targeting affluent travelers. Most of Blossom Hill’s hotels are located near typical scenic spots. As of December 31, 2018, we have 18 Blossom Hill Hotels in operation and an additional 17 Blossom Hill Hotels under development.

Grand Mercure Hotel

Grand Mercure is a brand that offers an upscale network of hotels and apartments that combine local culture with world-class services. With hotels that are uniquely adapted to each market, the brand helps guests “discover a new authentic”. As of December 31, 2018, we had six Grand Mercure Hotels in operation and additional seven Grand Mercure Hotels under development.

Novotel Hotel

Novotel is a mid-to-upscale brand that provides a multi-service offer for both business and leisure guests, with specious, modular rooms, 24/7 catering offers with balanced meals, meeting rooms, attentive and proactive staff, kid areas, a multi-purpose lobby and fitness centers. These hotels are typically located in the heart of major international cities, business districts and tourist destinations. As of December 31, 2018, we had seven Novotel Hotels in operation and an additional ten Novotel Hotels under development.

Mercure Hotel

Mercure is a midscale hotel brand that combines the strength of an international network with a strong quality commitment with the warm experience of hotels that are rooted in their local community, targeting business and leisure travelers around the world. These hotels are typically located in city centers, by the sea or in the mountains. As of December 31, 2018, we had 39 Mercure Hotels in operation and an additional 69 Mercure Hotels under development.

Ibis Styles Hotel

Ibis Styles is a midscale brand that offers comfortable, designer hotels typically located in city centers or close to activity centers. The brand’s distinctive all-inclusive package includes the room, all-you-can-eat breakfast buffet and broadband Internet connection, plus a host of little extras. As of December 31, 2018, we had 34 Ibis Styles Hotels in operation and an additional 29 Ibis Styles Hotels under development.

Ibis Hotel

Ibis is an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment. It created the revolutionary bedding concept Sweet BedTM by ibis and features welcoming, designer common areas and the modern food and beverage offer, ibis kitchen. As of December 31, 2018, we had 137 Ibis Hotels in operation and an additional 81 Ibis Hotels under development.

Hotel Development

We mainly use the manachise and franchise models to expand our network in a less capital-intensive manner. We also lease the properties of the hotels we operate. Other than the properties we acquired as part of our strategic alliance with Accor in 2016 and from our acquisition of Blossom Hill, we typically do not acquire properties ourselves, as owning properties is generally much more capital intensive. We have adopted a systematic process with respect to the planning and execution of new development projects. Our development department analyzes economic data by city, field visit reports and market intelligence information to identify target locations in each city and develop a three-year development plan for new hotels on a regular basis. The plan is subsequently reviewed and approved by our investment committee. Once a property is identified in the targeted location, staff in our development department analyzes the business terms and formulates a proposal for the project. In the case of a lease opportunity, the investment committee evaluates each proposed project based on several factors, including the length of the investment payback period, the rate of return on the investment, the amount of net cash flow projected during the operating period and the impact on our existing hotels in the vicinity. When evaluating potential manachising and franchising opportunities, the investment committee considers the attractiveness of the location as well as additional factors such as quality of the prospective franchisee and product consistency with our standards. Our investment committee weighs each investment proposal carefully to ensure that we can effectively expand our coverage while concurrently improving our profitability.

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

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our HuaZhu University, previously known as HanTing College, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. Approximately 80% of our hotel managers have received training completion certificates. Our HuaZhu University also rolled out a new-hire training package in October 2009 to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. In 2018, our hotel-based staff and corporate staff on average have received approximately 60 and 48 hours of training, respectively.

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

We place a strong emphasis on data security. We have established an information security committee, which focuses on ensuring the security of customer data and preventing data leakage by formulating policies and procedures and providing us with data protection related guidance. We also have a dedicated information security center equipped with personnel specialized in data security, compliance and risk management. This center is involved in key aspects of our business operations and provides other departments with professional data security and risk management services.

We have in place extensive policies, processes, network architecture, and software to protect customer data. Our major systems, including those regarding property management, customer relationship management and payments, as well as our website and mobile apps, have passed the Level III information security protection assessment conducted by the China National Accreditation Service for Conformity Assessment. Our credit card payment system has passed the payment card industry (“PCI”) data security standard (“DSS”) requirements and security assessment procedures assessment.  In addition, we collaborate with a renowned European information security company to strengthen the infrastructure of our IT and information systems and ensure compliance with data protection laws and regulations in the EU and China, such as the GDPR.

We have a dedicated team of professionals who conduct regular security testing on our systems and address system errors and bugs; and a dedicated maintenance team for the maintenance of our systems, servers and databases. We also collaborate with renowned information security companies regarding 24/7 system monitoring, emergency response, and other expert consultation, to further strengthen our data security.

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2018, approximately 86% of our room nights were sold through our own sales platforms and the remaining 14% of our room nights through intermediaries.

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

A key component of our marketing efforts is the HUAZHU Rewards, our loyalty program, which covers all of our brands. We believe the HUAZHU Rewards loyalty program allow us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. A majority of individual members of the HUAZHU Rewards pay to enroll in the program. As of December 31, 2018, our HUAZHU Rewards had more than 120 million members. In 2018, approximately 76% of our room nights were sold to our HUAZHU Rewards members.  Members of the HUAZHU Rewards are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures and other benefits. HUAZHU Rewards members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels. These points can be used to offset the room charges in our hotels,  buy products in Hua Zhu mall, book transportations and tickets through our platform or be redeemed for various coupons. We also have joint promotional programs with leading financial institutions and airlines to recruit new members of our loyalty program. The HUAZHU Rewards includes five levels of membership: star, silver, rose gold, gold and platinum. Star membership is the entry level and can be obtained from online registration for free. We charge RMB49 as the one-time membership fee for the silver membership. The one-time membership fee for the gold membership is RMB219 or RMB170, if purchased as an existing silver member. Star members and silver members may obtain gold membership by recharging their HUAZHU Rewards accounts, or binding their corporate membership cards to their existing membership. Rose gold membership is for employees of the corporate members of the HUAZHU Rewards and can be obtained by binding their respective corporate membership cards. Memberships can be upgraded to the next level or renewed upon the satisfaction of certain conditions. HUAZHU Rewards was previously known as HanTing Club and HuaZhu Club.

Our marketing activities also include Internet advertising, press and sponsored activities held jointly with our corporate partners and advertisements on travel and business magazines.

Competition

The lodging industry in China is highly fragmented. A significant majority of the room supply has come from stand-alone hotels, guest houses and other lodging facilities. In recent years hotel groups emerged and began to consolidate the market by converting standalone hotels into members of their hotel groups. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate. Our HanTing Hotels, Orange Hotels, Ibis Hotels and Elan Hotels mainly compete with Home Inns, Jinjiang Inn, 7 Days Inn, various regional hotel groups and stand-alone hotels, and certain international brands such as Super 8 and OYO hotels. HanTing Hotels, Orange Hotels and Ibis Hotels also compete with two- and three-star hotels, as they offer rooms with amenities comparable to many of those hotels. Our JI Hotels, Starway Hotels, Orange Hotels Select, HanTing Premium Hotels, Ibis Styles Hotels, Mercure Hotels and Novotel Hotels face competition from existing three-star and certain four-star hotels, boutique hotels whose price could be comparable and a few hotel chains such as Vienna Hotels, Atour Hotels, Hampton Hotels and Holiday Inn Express. Our Hi Inns compete mainly with stand-alone guest houses, low-price hotels and budget hotel chains such as Pod Inns, 99 Inns and 100 Inns. Our Joya Hotels, Manxin Hotels and Grand Mercure Hotels compete with existing four-star and five-star hotels. Our Manxin Hotels, Crystal Orange hotels and Blossom Hill Hotels also compete with boutique resort hotels.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.

As of March 31, 2019, we registered 702 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. As of March 31, 2019, an additional 161 trademark applications were under review by the authority. As of the same date, we also registered 10 trademarks in South Korea, 17 trademarks in Taiwan, 22 trademarks in Hong Kong, 10 trademarks in Malaysia, ] trademarks in New Zealand, 4 trademarks in Japan, 10 trademarks in Australia, 5 trademarks in Singapore, and 5 trademarks in Macau. We filed 12 trademark applications in each of Japan, Vietnam, Indonesia and Thailand, 10 trademark applications in Taiwan, 14 trademark applications in Singapore, 2 trademark applications in each of USA and Malaysia. As of March 31, 2019, we received nine patents; another 13 patents were applied and were under review in the PRC. We also received copyright registration certificates for 63 software programs developed by us as of March 31, 2019. In addition, we registered 155 national and international top-level domain names, including www.htinns.com, www.hantinghotels.com and www.huazhu.com as of March 31, 2019.Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to protect our trademarks and other intellectual property rights could have a negative impact on our brand and adversely affect our business.”

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

In October 2018, a proposed class action complaint was filed with the United States District Court in the Central District of California against us and our management alleging violations of the U.S. securities laws in relation to a possible data breach in August 2018. This case was voluntarily dismissed by the plaintiffs on February 27, 2019.

As of December 31, 2018, we had several pending legal and administrative proceedings, including lease contract terminations and disputes and construction contract disputes. As of the same date, our accrued contingencies remained was RMB20 million (US$3 million).

Corporate Social Responsibility: Environmental Impact

We are committed to reducing our environmental footprint through various energy saving initiatives. For example, most of our hotels use LED lights and are equipped with eco-friendly air source heat pump systems and solar energy systems. We also encourage customers staying for more than one night to reuse towels and bed sheets.

In addition, we have established an online energy consumption management system to timely and accurately track our hotels’ energy consumption, including electricity, water and gas consumption. This system helps us monitor the consumption level and cost per room night and detect abnormal energy usage patterns. By analyzing data collected by this system, we are able to come up with energy-saving solutions and improve the overall energy efficiency of our hotels.

Regulation

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulation governing foreign ownership of hotel businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue issued by the National Development and Reform Commission and the PRC Ministry of Commerce, or the MOC, which was most recently updated on July 28, 2018. Pursuant to this regulation, there are no restrictions on foreign investment in limited service hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Relative to other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions have consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal PRC regulations currently relevant to our business and operations.

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

The State Council promulgated the Public Area Hygiene Administration Regulation in April 1987 and amended it in February 2016, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, which was amended in January 2016 and December 2017, according to which, starting from May 1, 2011, hotel operators shall establish hygiene administration system and keep records of hygiene administration. The Standing Committee of the National People’s Congress, or the SCNPC enacted the PRC Law on Food Safety in February 2009, which was most recently amended in December 2018, according to which any hotel that provides food must obtain a license. China Food and Drug Administration, or the CFDA, enacted the Regulation on Administration of Food Business Permit in August 2015 and amended it in November 2017, according to which any entity involving sales of food or food services must obtain a food business license, and any food service license which had obtained prior to October 1, 2015 will be replaced upon expiry by the food business license. Pursuant to this law, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines equal to 1000% to 2000% of the value of food if such value is equal to or more than RMB10,000.

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

On April 25, 2013, the Standing Committee of the National People’s Congress issued the Tourism Law of the People’s Republic of China, which became effective on October 1, 2013 and was most recently amended on October 26, 2018.  According to this law, the accommodation operators shall fulfill their obligations under the agreements with consumers. If the accommodation operators subcontract part of their services to any third party or involve any third party to provide services to customers, the accommodation operators shall assume the joint and several liabilities with the third parties for any damage caused to the customers.

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

According to the Environmental Protection Law of the People’s Republic of China, the Environmental Impact Assessment Law of the People’s Republic of China promulgated by the SCNPC and latest amended on December 29, 2018, the Regulations Governing Environmental Protection in Construction Projects promulgated by the State Council on November 29, 1998 and amended July 16, 2017, and the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects promulgated by the Ministry of Environmental Protection on December 27, 2001, hotels shall submit a Report/Form on Environmental Impact Assessment and an Application Letter for Acceptance of Environmental Protection Facilities in Construction Projects to competent environmental protection authorities for approvals before commencing the operation. Pursuant to the Environmental Impact Assessment Law of the People’s Republic of China, any hotel failing to obtain the approval of the Report/Form of Environmental Impact Assessment may be ordered to cease construction and restore the property to its original state, and according to the violation activities committed and the harmful consequences thereof, be subject to fines of no less than 1% but no more than 5% of the total investment amount for the construction project of such hotel. The person directly responsible for the project may be subject to certain administrative penalties. Pursuant to the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects, any hotel failing to obtain an Acceptance of Environmental Protection Facilities in Construction Projects may be subject to fines and an order to obtain approval within a specified time limit.

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

Regulations on Trademarks

Both the PRC Trademark Law adopted by the SCNPC on August 23, 1982 and revised on August 30, 2013 and the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks and trade names. The National Intellectual Property Administration (Trademark Office) handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office.

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

Regulations on Share Capital

In October 2005, the SCNPC issued the amended Company Law of the People’s Republic of China, which became effective on January 1, 2006 and was amended in October 2018. In April 2006, the State Administration for Industry and Commerce, or the SAIC (predecessor of the State Administration for Market Regulation or the SAMR), the MOC, the General Administration of Customs and the SAFE jointly issued the Implementation Opinions on Several Issues regarding the Laws Applicable to the Administration of Approval and Registration of Foreign-invested Companies. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contribution to the registered capital of the foreign-invested company. On June 17, 2014, the MOC issued the Notice of the Ministry of Commerce on Improving the Administration of Foreign Investment Review.  Pursuant to which, restrictions or requirements on the percentage of initial capital contribution, the percentage of cash contribution and the period of contribution imposed on foreign-invested companies (including companies invested by investors from Taiwan, Hong Kong and Macao regions) are abolished.  A company which proposes to reduce its registered capital shall prepare a balance sheet and a list of assets. The company shall notify its creditors within ten days from the date of resolution on reduction of registered capital and publish an announcement on the newspapers within 30 days. The creditors may, within 30 days from receipt of the notice or within 45 days from the announcement date, require the company to settle the debts or provide corresponding guarantee

Regulations on Dividend Distribution

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

On July 30, 2017, for the purpose of promoting the reform of the foreign investment administrative system and simplifying the administrative procedures, MOC amended the Interim Measures for the Record-filing Administration of the Incorporation and Change of Foreign-invested Enterprises which was promulgated in October 2016. According to the amended interim measures, a record-filing administration system shall apply to foreign investors’ mergers and acquisitions of domestic non-foreign-invested enterprises and strategic investments in listed companies, provided that they do not involve the implementation of special access administrative measures prescribed by the state or involve the mergers and acquisitions of affiliates. To be specific, under the record-filing administration system, where a new foreign-invested enterprise is incorporated or a non-foreign invested enterprise changes to a foreign-invested enterprise through acquisition, merger or other means, such incorporation or change no longer requires pre-approval of MOC but should, prior to registration with SAIC or within 30 days after the updated business license issued by SAIC, be filed online on a foreign investment comprehensive administration information system operated by MOC. On June 29, 2018, MOC further amended the interim measures, which provide that such filing shall be completed online together with the registration with SAIC and the relevant department of the State Administration for Market Regulation (SAMR) through the same system.

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

The Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC GDPR, imposes certain requirements on the processing of personal data relating to natural persons. GDPR requirements will apply both to companies established in the EU and to companies, such as us, that are not established in the EU but process personal data of individuals who are in the EU (and in the EEA subject to the enactment of implementation procedures), where the processing activities relate to: (a) the offering of goods or services, irrespective of whether a payment of the data subject is required, to such data subjects in the EU; or (b) the monitoring of their behavior as far as their behavior takes place within the EU. The GDPR imposes on concerned companies a large number of obligations, which relate for example, but are not limited, to (i) the principles applying to the processing of personal data: e.g. lawfulness, fairness, transparency, purpose limitation, data minimization and “privacy by design”, accuracy, storage limitation, security, confidentiality; (ii) the ability of the controller to demonstrate compliance with such principles (accountability); (iii) the obligation to provide information to data subjects in relation to fair processing; (iv) the obligation to identify a legal basis before the processing (special requirements apply to certain specific categories of data such as sensitive data); and (v) data subjects rights (e.g. transparency, right of access, right to rectification, right to erasure, right to restrict processing, right to data portability, right to object to a processing). This leads to companies being under the obligation to implement a number of formal processes and policies reviewing and documenting the privacy implications of the development, acquisition, or use of all new products and services, technologies, or types of data. The GDPR provides for substantial fines for breaches of data protection requirements, which, depending on the infringed provisions of the GDPR, can go up to either: (i) 2% of the annual worldwide turnover of the preceding financial year or EUR10 million, whichever is greater, or (ii) 4% of the annual worldwide turnover of the preceding financial year or EUR20 million, whichever is greater.  The fine may be imposed instead of, or in addition to, measures that may be ordered by supervisory authorities (e.g. request to cease the processing). The GDPR and EU Member States law also provide for private enforcement mechanisms and, in the most severe cases, criminal liability.

The Directive (EC) 2002/58 of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector imposes requirement to obtain informed consent for storage or access to information stored on a user’s terminal equipment in the EU. The forthcoming Regulation on privacy and electronic communications, aiming at repealing the Directive 2002/58, will update the current rules applicable to companies storing cookies on users’ terminal equipments and using online tracking. Sanctions may be imposed on companies not fully compliant with all practices in relation to the implementation of the regulation on e-privacy.

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 31, 2019.

The following table sets forth summary information for our significant subsidiaries as of March 31, 2019.

Major Subsidiaries	Percentage of Ownership	Date of Incorporation/Acquisition	Place of Incorporation
China Lodging Holdings (HK) Limited	100%	October 22, 2008	Hong Kong
China Lodging Holdings Singapore Pte. Ltd.	100%	April 14, 2010	Singapore
Shanghai HanTing Hotel Management Group, Ltd.[1]	100%	November 17, 2004	PRC
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd.[1]	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd	100%	January 16, 2008	PRC
Yiju (Shanghai) Hotel Management Co., Ltd.[1]	100%	April 12, 2007	PRC
HanTing Technology (Suzhou) Co., Ltd.	100%	December 3, 2008	PRC
HanTing (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC
Starway Hotels (Hong Kong) Limited	100%	May 1, 2012	Hong Kong
Starway Hotel Management (Shanghai) Co., Ltd.	100%	May 1, 2012	PRC
HuaZhu Hotel Management Co., Ltd.[2]	100%	August 16, 2012	PRC
Jizhu Information Technology (Shanghai) Co., Ltd.[3]	100%	February 26, 2014	PRC
H-World Information and Technology Co., Ltd.	84.1%	November 7, 2013	PRC
ACL Greater China Limited	100%	May 9, 2016	Hong Kong
Ibis China Investment Limited	100%	April 22, 2016	Hong Kong
TAHM Investment Limited	100%	August 4, 2016	Hong Kong
Huazhu Investment I Limited	100%	November 10, 2017	Hong Kong
Yagao Meihua Hotel Management Co., Ltd.	100%	February 16, 2015	PRC
Crystal Orange Hotel Holdings Limited	100%	May 25, 2017	BVI
Orange Hotel Hong Kong Limited	100%	May 25, 2017	Hong Kong
Orange Hotel Management (China) Co., Ltd.	100%	May 25, 2017	PRC
Beijing Crystal Orange Hotel Management Consulting Co., Ltd.	100%	May 25, 2017	PRC
Blossom Hill Hotel Investment Management (Kunshan) Co., Ltd.	94%	August 31, 2018	PRC
Huazhu Hotel Management (Ningbo) Co., Ltd.	100%	July 20, 2018	PRC

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China and occupy nearly 13,400 square meters of office space, about 1,500 square meters of which is owned by us and the rest is leased. As of December 31, 2018, we leased 692 out of our 4,230 hotel facilities with an aggregate size of approximately 3.7 million square meters, including approximately 102,400 square meters subleased to third parties. As of December 31, 2018, we owned seven out of our 4,230 hotel facilities with an aggregate size of approximately 53,900 square meters, of which less than 800 square meters subleased to third parties. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

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

Overview

We are a leading and fast-growing multi-brand hotel group in China with leased and owned, manachised and franchised models. Under the lease and ownership model, we directly operate hotels located primarily on leased properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2018, we had 699 leased and owned, 3,309 manachised and 222 franchised hotels in operation and 42 leased and owned hotels and 1,063 manachised and franchised hotels under development.

As of the date of this annual report, we own 12 hotel brands that are designed to target distinct segments of customers:

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

•                  Blossom Hill Hotels and Resorts, our upscale lifestyle and resort brand targeting affluent travelers. Most of Blossom Hill’s hotels are located in typical scenic spots.

In addition to the 12 hotel brands owned by us, we entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “Mercure”, “Ibis” and “Ibis Styles” in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of “Grand Mercure” and “Novotel” in the PRC, Taiwan and Mongolia:

•                  Ibis, an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment.

•                  Ibis Styles, a midscale brand that offers comfortable, designer hotels at an all-inclusive rate;

•                  Mercure, a midscale hotel brand that targets business and leisure travelers around the world;

•                  Novotel, a mid-to-upscale brand that provides a multi-service offer for both business and leisure guests; and

•                  Grand Mercure, a brand that offers a upscale network of hotels and apartments that combine local culture with world-class services;

As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2018, approximately 76% of our room nights were sold to members of HUAZHU Rewards, our loyalty program.

Our operations commenced with midscale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our net revenues grew from RMB6,573 million in 2016 to RMB8,229 million in 2017 and further to RMB10,063 million (US$1,464 million) in 2018. We had net income attributable to our company of RMB782 million, RMB1,228 million and RMB716 million (US$104 million) in 2016, 2017 and 2018, respectively. We had net cash provided by operating activities of RMB2,066 million, RMB2,453 million and RMB3,049 million (US$444 million) in 2016, 2017 and 2018, respectively.

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

•                  The number of new leased and owned hotels under development. Generally, the operation of each leased and owned hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased and owned hotels generally incur pre-opening expenses ranging from approximately RMB2.0 million to RMB20.0 million per hotel and generate no revenue. During periods when a large number of new leased and owned hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.

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

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 3,269 as of December 31, 2016 to 4,230 as of December 31, 2018 and our total hotel room-nights available for sale increased from 112.9 million as of December 31, 2016 to 144.5 million as of December 31, 2018. The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of and for the dates and periods indicated.

	As of December 31,
	2016	2017	2018
Total hotels in operation	3,269	3,746	4,230
Leased and owned hotels	624	671	699
Manachised hotels	2,471	2,874	3,309
Franchised hotels	174	201	222
Total hotel rooms in operation	331,347	379,675	422,747
Leased and owned hotels	78,160	85,018	86,787
Manachised hotels	237,094	275,065	314,932
Franchised hotels	16,093	19,592	21,028
Total hotel room-nights available for sale	112,937,662	128,761,738	144,497,182
Leased and owned hotels	28,346,421	30,198,307	31,448,206
Manachised hotels	80,161,362	92,582,541	105,917,757
Franchised hotels	4,429,879	5,980,890	7,131,219
Number of cities	367	378	403

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

	Year Ended December 31,
	2016	2017	2018
RevPAR (1) (in RMB)
Leased and owned hotels	179	211	237
Manachised hotels	151	171	186
Franchised hotels	125	158	188
Total hotels in operation	157	180	197
Average daily room rate (1) (in RMB)
Leased and owned hotels	208	237	267
Manachised hotels	177	191	213
Franchised hotels	182	216	248
Total hotels in operation	185	203	226
Occupancy rate (as a percentage)
Leased and owned hotels	86	89	89
Manachised hotels	85	89	88
Franchised hotels	69	73	76
Total hotels in operation	85	88	87
Weight of hotel room-nights available for sale contributed by leased and owned hotels less than 6 months (as a percentage)	3	8	4

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

RevPAR may change from period to period due to (i) the change in the mix of our leased and owned hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The total hotel RevPAR in 2018 is higher than that in 2017, and the total hotel RevPAR in 2017 is higher than that in 2016, mainly as a result of upgrade of Hanting 2.0 and the growing demand of our midscale hotels.

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

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018

RevPAR (in RMB):
Leased and owned hotels	174	211	238	219	208	246	257	238
Manachised hotels	147	171	192	170	163	190	205	185
Franchised hotels	118	151	186	167	159	195	213	185
Total hotels in operation	152	179	203	181	173	203	217	196

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

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Number of hotels in operation for at least 18 months	2,380	2,513	2,603	2,729	2,813	2,866	2,908	2,980
RevPAR (RMB)	151	175	193	172	165	194	207	189
Same-hotel RevPAR change (as a percentage)	6	8	10	6	6.5	7.9	4.2	3.9

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

	Year Ended December 31,
	2016		2017		2018
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Revenues:
Leased and owned hotels	5,239	78.3	6,338	77.0	7,470	1,087	74.2
Manachised and franchised hotels	1,419	21.2	1,851	22.5	2,527	368	25.1
Others	31	0.5	40	0.5	66	9	0.7
Total revenues	6,689	100.0	8,229	100.0	10,063	1,464	100.0
Less: Business tax and related taxes(1)	116	1.7	—	—	—	—	—
Net revenues	6,573	98.3	8,229	100.0	10,063	1,464	100.0

(1)             Value-added tax has been implemented for hospitality industry to replace business tax in China effective May 1, 2016.

•                  Leased and Owned Hotels. In 2016, we generated revenue of RMB5,239 million from our leased and owned hotels, which accounted for 78.3% of our total revenues for the year. In 2017, we generated revenue of RMB6,338 million from our leased and owned hotels, which accounted for 77.0% of our total revenues for the year. In 2018, we generated revenues of RMB7,470 million (US$1,087 million) from our leased and owned hotels, which amounted for 74.2% of our total revenues for the year. We expect that revenues from our leased and owned hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future. As of December 31, 2018, we had 42 leased and owned hotels under development.

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

Our owned hotels include the hotels we acquired as part of our strategic alliance with Accor in 2016. and the ones we acquired through acquisition of Blossom Hill in 2018.

Our revenues generated from leased and owned hotels are significantly affected by the following two operating measures:

•                  The total number of room nights available from the leased and owned hotels in our hotel group. The future growth of revenues generated from our leased and owned hotels will depend significantly upon our ability to expand our hotel group into new locations in China and maintain and further increase our RevPAR at existing hotels. As of December 31, 2018, we had 42 properties for our leased and owned hotels, which are currently under development.

•                  RevPAR achieved by our leased and owned hotels, which represents the product of average daily rates and occupancy rates. To understand factors impacting our RevPAR, please see “— Non-financial Key Performance Indicators — RevPAR.”

•                  Manachised and Franchised Hotels. In 2016, we generated revenues of RMB1,419 million from our manachised and franchised hotels, which accounted for 21.2% of our total revenues for the year. In 2017, we generated revenues of RMB1,851 million from our manachised and franchised hotels, which accounted for 22.5% of our total revenues for the year. In 2018, we generated revenues of RMB2,527 million (US$368 million) from our manachised and franchised hotels, which accounted for 25.1% of our total revenues for the year. We expect that revenues from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels in our hotel group. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2018, we had 1,063 manachised and franchised hotels under development.

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

We collect fees from our franchisees and do not bear the loss, if any, incurred by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for manachised hotels typically run for an initial term of eight to ten years. Our franchisees are generally required to pay us a one-time franchise fee ranging between RMB80,000 and RMB500,000. In general, we charge a monthly franchise fee of approximately 5%  to 6.5% of the total revenues generated by each manachised hotel. We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee to service customers who join our HUAZHU Rewards loyalty program at the manachised hotels. Furthermore, we employ and appoint hotel managers for the manachised hotels and charge the franchisees a monthly fee for such service.

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

•                  Other Revenues. Other revenues of RMB31 million, RMB40 million and RMB66 million (US$9 million) in 2016, 2017 and 2018, respectively, represent revenues generated from other than the operation of hotel businesses, which mainly include revenues from the provision of IT products and services to hotels and revenues from Hua Zhu mall.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, other operating cost, selling and marketing expenses, general and administrative expenses and pre-opening expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2016		2017		2018
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Net revenues	6,573	100.0	8,229	100.0	10,063	1,464	100.0
Operating costs and expenses
Hotel operating costs:
Rents	1,871	28.5	2,059	25.0	2,406	350	23.9
Utilities	346	5.3	366	4.4	399	58	4.0
Personnel costs	1,089	16.6	1,388	16.9	1,663	242	16.5
Depreciation and amortization	677	10.3	773	9.4	869	126	8.6
Consumables, food and beverage	495	7.5	551	6.7	673	98	6.7
Others	456	6.9	538	6.6	466	68	4.7
Total hotel operating costs	4,934	75.1	5,675	69.0	6,476	942	64.4
Other operating costs	8	0.1	17	0.2	15	2	0.1
Selling and marketing expenses	209	3.2	285	3.5	348	50	3.5
General and administrative expenses	492	7.5	691	8.4	851	124	8.5
Pre-opening expenses	72	1.1	206	2.5	255	37	2.5
Total operating costs and expenses	5,715	87.0	6,874	83.6	7,945	1,155	79.0

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

	Year Ended December 31,
	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Rents	67	192	221	32
Personnel cost	2	6	18	3
Others	3	8	16	2
Total pre-opening expenses	72	206	255	37

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Year Ended December 31,
	2016		2017		2018
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Hotel operating costs	13	24.5	20	29.7	27	4	32.8
Selling and marketing expenses	1	1.5	1	2.3	3	0	3.1
General and administrative expenses	41	74.0	45	68.0	53	8	64.1
Total share-based compensation expenses	55	100.0	66	100.0	83	12	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009, August 2010 and March 2015. We did not grant any options to purchase our ordinary shares in 2016, 2017 and 2018. We granted 1,919,791, 493,972 and 1,708,980 shares of restricted stock in 2016, 2017 and 2018, respectively. We recognized share-based compensation as compensation expenses in the statement of comprehensive income based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

EBITDA and Adjusted EBITDA. We use earnings before interest income, interest expense, income tax expense (benefit) and depreciation and amortization, or EBITDA, a non-GAAP financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We also use Adjusted EBITDA, another non-GAAP measure, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The following tables present certain unaudited financial data and selected operating data for the years ended December 31, 2016, 2017 and 2018:

	Year Ended December 31,
	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Non-GAAP Financial Data
EBITDA(1)	1,700	2,348	2,272	331
Adjusted EBITDA (1)	1,755	2,379	3,269	476

(1)         We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. Our calculation of EBITDA and Adjusted EBITDA does not deduct foreign exchange gain, which was RMB16 million in 2016, foreign exchange loss, which was RMB18 million in 2017, and foreign exchange loss, which was RMB144 million (US$21 million) in 2018. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA or Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, unrealized gains (losses) from fair value changes of equity securities, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

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

A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net income attributable to our company	782	1,228	716	104
Interest income	(67)	(113)	(148)	(21)
Interest expense	11	87	244	35
Income tax expense	279	357	569	83
Depreciation and amortization	695	789	891	130
EBITDA (Non-GAAP)	1,700	2,348	2,272	331
Share-based compensation expenses	55	66	83	12
Unrealized (gains) losses from fair value changes of equity securities	—	(35)	914	133
Adjusted EBITDA (Non-GAAP)	1,755	2,379	3,269	476

Net Cash Provided by Operating Activities. Our net cash provided by operating activities is primarily attributable to our net income, add-backs from share-based compensation expenses, depreciation and amortization, impairment loss, deferred rent, investment loss (income) and changes in operating assets and liabilities. We use net cash provided by operating activities to assess the cash generation capability and return profile of our business. Compared with adjusted EBITDA, net cash provided by operating activities neutralizes the impact of straight-line based rental accounting and timing difference in certain areas of revenue recognition when assessing the return profile and profitability of our business. We had net cash provided by operating activities of RMB2,066 million, RMB2,453 million and RMB3,049 million (US$444 million) in 2016, 2017 and 2018, respectively. The year-over-year increase was mainly due to the expansion of our hotel network. We expect that our net cash provided by operating activities will continue to increase as we further expand our hotel network.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, Huazhu, China Lodging Investment Limited, CLG Special Investments Limited and City Home Group Limited are not subject to income or capital gains tax. In addition, dividend payments we make are not subject to withholding tax in the Cayman Islands.

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

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, which was most recently amended in December 2018, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises.

The EIT Law imposes a withholding tax of 10% on dividends distributed by a PRC foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax rate. A holding company which is a tax resident in Hong Kong, for example, would be subject to a 5% withholding tax rate on the dividends received from its PRC subsidiary if it owns at least 25% equity in the PRC subsidiary and is the beneficial owner of the dividends. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC resident enterprise under the EIT Law, and depending on the determination of our PRC resident enterprise status, if we are treated as a non-resident enterprise of the PRC, dividends paid to us by our PRC subsidiaries will be subject to PRC withholding tax; if we are treated as a PRC resident enterprise, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares that are non-PRC resident investors may be subject to PRC withholding tax on dividends paid by us and gains realized on their transfer of our ADSs or ordinary shares.”

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

Revenue Recognition

Revenue are primarily derived from products and services in leased and owned hotels, contracts of manachised and franchised hotels with third-party franchisees as well as activities other than the operation of hotel businesses.

Leased and owned hotel revenues

Leased and owned hotel revenues are primarily derived from the rental of rooms, food and beverage sales and other ancillary goods and services, including but not limited to souvenir, laundry, parking and conference reservation. Each of these products and services represents an individual performance obligation and, in exchange for these services, we receive fixed amounts based on published rates or negotiated contracts. Payment is due in full at the time when the services are rendered or the goods are provided. Room rental revenue is recognized on a daily basis when rooms are occupied. Food and beverage revenue and other goods and services revenue are recognized when they have been delivered or rendered to the guests as the respective performance obligations are satisfied.

Manachised and franchised hotel revenues

The manachised and franchised agreement contains the following promised services:

•                  Intellectual Property (“IP”) license grant the right to access our hotel system IP, including brand names.

•                  Pre-opening services include providing services (e.g., install IT information system and provide access to purchase platform, help to obtain operational qualification, and help to recruit and train employees) to the franchisees to assist in preparing for the hotel opening.

•                  System maintenance services include providing standardization hotel property management system (PMS), central reservation system (CRS) and other internet related services.

•                  Hotel management services include providing day-to-day management services of the hotels for the franchisees.

The promises to provide pre-opening services and system maintenance services are not distinct performance obligation because they are attendant to the license of IP. Therefore, the promises to provide pre-opening services and system maintenance services are combined with the license of IP to form a single performance obligation. Hotel management services form a single distinct performance obligation.

Manachised and franchised hotel revenues are derived from franchise agreements where the franchisees are primarily required to pay (i) an initial one-time franchise fee, and (ii) continuing franchise fees, which mainly consist of (a) on-going management and franchise service fees, (b) central reservation system usage fees, system maintenance and support fees and (c) reimbursements for hotel manager fees.

Initial one-time franchise fee is typically fixed and collected upfront and are recognized as revenue over the term of the franchise contract. We do not consider this advance consideration to include a significant financing component, since it is used to protect us from the franchisees failing to adequately complete some or all of its obligations under the contract. These fees are typically collected upfront and are recognized as revenue over the term of the franchise contract.

On-going management and franchise service fees are generally calculated as a certain percentage of the room revenues of the franchised hotel. Generally, management and franchise service fees are due and payable on a monthly basis as services are provided and revenue is recognized over time as services are rendered.

Central reservation system usage fees, other system maintenance and support fees are typically billed and collected monthly along with base management and franchise fees, and revenue is generally recognized as services are provided.

Reimbursements for hotel manager fees, which cover the manachised hotel managers’ payroll, social welfare benefits and certain other out-of-pocket expenses that we incur on behalf of the manachised hotels. The reimbursements are recognized over time within revenues for the reimbursement of costs incurred on behalf of manachised hotels.

Other Revenues

Our other revenues are derived from activities other than the operation of hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels. Revenues from Hua Zhu mall are commissions charged from suppliers for goods sold through the platform and are recognized upon delivery of goods to end customers when its suppliers’ obligation is fulfilled. Revenues from IT products are recognized when goods are delivered and revenues from IT services are recognized when services are rendered.

Loyalty Program

Under the loyalty program we administer, members earn loyalty points that can be redeemed for future products and services. Points earned by loyalty program members represent a material right to free or discounted goods or services in the future. The loyalty program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. We are responsible for arranging for the redemption of points, but we do not directly fulfill the redemption obligation except at leased and owned hotels. Therefore, we are the agent with respect to this performance obligation for manachised and franchised hotels, and are the principal with respect to leased and owned hotels.

For leased and owned hotels, a portion of the leased and owned revenues is deferred until a member redeems points. The amount of revenue we recognize upon point redemption is impacted by the estimate of the “breakage” for points that members will never redeem in our owned and leased hotels.

For manachised and franchised hotels, the portion of revenue deferred by manachised and franchised hotels are collected by us which will be refunded upon redemption of points at manachised and franchised hotels. The estimated breakage for points earned in manachised and franchised hotels are recognized as manachised and franchised revenue for each period. We estimate breakage based on our historical experience and expectations of future member behavior and will true up the estimated breakage at the end of each period.

Membership fees from our customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on our and our management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years which reflects the expected membership retention.

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

We perform a two-step goodwill impairment test for each of the reporting unit we identified for goodwill impairment testing purposes. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of each reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow as well as market value. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our reporting unit will change, which could affect the amount of goodwill impairment charges, if any. We perform the annual goodwill impairment test on November 30. As of November 30, 2018, we operated and managed our business as a single segment, and the acquired business had been migrated to our business. Our management reviews our consolidated results when making decisions about allocating resources and assessing our performance. Therefore, we have a single operating segment and reporting unit.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss in the China’s limited service hotel industry, tax planning strategy implemented and other tax planning alternatives. Prior to 2009, we had significant operating losses attributable to rapid expansion and related pre-opening costs incurred. As of December 31, 2016, 2017 and 2018, we had deferred tax assets after valuation allowance of RMB254 million, RMB406 million and RMB505 million (US$73 million), respectively. We expect many of our hotels that were put in operation since 2013 will mature gradually and generate sufficient taxable profit to utilize the substantial portion of the net loss carryforward. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in the period in which the allowance is recorded.

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

Future Adoption of Accounting Standards

See “Note 2 Summary of Principal Accounting Policies - Recently Issued Accounting Pronouncements” for our current evaluation of the impact of adopting Accounting Standards Update No. 2016-02 (“ASU 2016-02”), Leases, and other accounting standards effective in future periods.

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

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	(RMB)	(US$)%
	(In millions except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	5,239	79.7	6,338	77.0	7,470	1,087	74.2
Manachised and franchised hotels	1,419	21.6	1,851	22.5	2,527	368	25.1
Others	31	0.5	40	0.5	66	9	0.7
Total revenues	6,689	101.8	8,229	100.0	10,063	1,464	100.0
Less: Business tax and related taxes	116	1.8	—	—	—	—	—
Net revenues	6,573	100.0	8,229	100.0	10,063	1,464	100.0
Operating costs and expenses(1):
Hotel operating costs	4,934	75.1	5,675	69.0	6,476	942	64.4
Other operating costs	8	0.1	17	0.2	15	2	0.1
Selling and marketing expenses	209	3.2	285	3.5	348	50	3.5
General and administrative expenses	492	7.5	691	8.4	851	124	8.5
Pre-opening expenses	72	1.1	206	2.5	255	37	2.5
Total operating costs and expenses	5,715	87.0	6,874	83.6	7,945	1,155	79.0
Other operating (expense) income, net	(17)	(0.3)	71	0.9	226	32	2.3
Income from operations	841	12.7	1,426	17.3	2,344	341	23.3
Interest income	67	1.0	113	1.4	148	21	1.5
Interest expenses	11	0.2	87	1.1	244	35	2.4
Other income, net	134	2.1	128	1.6	203	30	2.0
Unrealized gain (loss) from fair value changes of equity securities	—	—	35	0.4	(914)	(133)	(9.1)
Foreign exchange gain (loss)	16	0.3	(18)	(0.2)	(144)	(21)	(1.4)
Income before income taxes	1,047	15.9	1,597	19.4	1,393	203	13.9
Income tax expense	279	4.2	357	4.3	569	83	5.7
Income (loss) from equity method investments	6	0.1	(12)	(0.2)	(97)	(14)	(1.0)
Net income	774	11.8	1,228	14.9	727	106	7.2
Less: net (loss) income attributable to noncontrolling interest	(8)	(0.1)	0	0	11	2	0.1
Net income attributable to Huazhu Group Limited	782	11.9	1,228	14.9	716	104	7.1

Note:

(1) Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Share-based compensation expenses	55	66	83	12

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. Our net revenues increased by 22.3% from RMB8,229 million in 2017 to RMB10,063 million (US$1,464 million) in 2018.

•                  Leased and Owned Hotels. Net revenues from our leased and owned hotels increased by 17.9% from RMB6,338 million in 2017 to RMB7,470 million (US$1,087 million) in 2018. This increase was primarily due to (1) our continued expansion of leased and owned hotels from 671 hotels and 85,018 hotel rooms as of December 31, 2017 to 699 hotels and 86,787 hotel rooms as of December 31, 2018; and (2) our RevPAR growth from RMB211 in 2017 to RMB237 in 2018. The increase of RevPAR for our leased and owned hotels was mainly as a result of the increase in the proportion of midscale and upscale hotels.

•                  Manachised and Franchised Hotels. Net revenues from our manachised and franchised hotels increased by 36.6% from RMB1,851 million in 2017 to RMB2,527 million  (US$368 million) in 2018. This increase was primarily due to our continued expansion of manachised hotels from 2,874 hotels and 275,065 hotel rooms as of December 31, 2017 to 3,309 hotels and 314,932 hotel rooms as of December 31, 2018 and franchised hotels from 201 hotels and 19,592 hotel rooms as of December 31, 2017 to 222 hotels and 21,028 hotel rooms as of December 31, 2018. RevPAR for our manachised and franchised hotels increased from RMB171 and RMB158 in 2017 to RMB186 (US$27) and RMB188 (US$27) in 2018, respectively, mainly attributable to the upgrade of economy hotels and the increase in the proportion of midscale and upscale hotels.

•                  Other Revenues. Net other revenues increased from RMB40 million in 2017 to RMB66 million (US$9 million) in 2018. This increase was primarily attributable to the increase of revenues from provision of IT products and services to hotels.

Operating Costs and Expenses. Our total operating costs and expenses increased by 15.6% from RMB6,874 million in 2017 to RMB7,945 million (US$1,155 million) in 2018.

•                  Hotel Operating Costs. Our hotel operating costs increased by 14.1% from RMB5,675 million in 2017 to RMB6,476 million (US$942 million) in 2018. This increase was primarily due to our expansion of leased and owned hotels from 671 hotels as of December 31, 2017 to 699 hotels as of December 31, 2018 and the increased proportion of our midscale and upscale hotels. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 2,874 hotels as of December 31, 2017 to 3,309 hotels as of December 31, 2018. Our hotel operating costs as a percentage of net revenues decreased from 69.0% in 2017 to 64.4% in 2018. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and the increased portion of manachised and franchised hotels.

•                  Selling and Marketing Expenses. Our selling and marketing expenses increased by 22.1% from RMB285 million in 2017 to RMB348 million (US$50 million) in 2018. The increase was in line with the growth of our revenues. Our selling and marketing expenses as a percentage of net revenues remained stable at 3.5% in both 2017 and 2018.

•                  General and Administrative Expenses. Our general and administrative expenses increased from RMB691 million in 2017 to RMB851 million (US$124 million) in 2018. Our general and administrative expenses as a percentage of net revenues increased from 8.4% in 2017 to 8.5% in 2018. The increase was mainly attributable to the increase of performance-related personnel costs.

•                  Pre-opening Expenses. Our pre-opening expenses increased from RMB206 million in 2017 to RMB255 million (US$37 million) in 2018. The increase was mainly attributable to more leased midscale and upscale hotels opened or under construction in 2018. Our pre-opening expenses as a percentage of net revenues remained stable at 2.5% in both 2017 and 2018.

Other Operating Income, Net. Our other operating income was RMB226 million (US$32 million) in 2018, which mainly included government grants of RMB106 million, gains related to compensations for termination of certain leased hotels of RMB67 million and reversal of contingent loss of RMB25 million, as well as the compensation of RMB35 million received from the selling shareholders of Crystal Orange as the final settlement of the sales and purchase transaction. Our other operating income was RMB71 million in 2017, which mainly included government grants.

Income from Operations. As a result of the foregoing, we had income from operations of RMB2,344 million (US$341 million) in 2018, compared to income from operations of RMB1,426 million in 2017.

Interest Income (Expense), Net. Our net interest expense was RMB96 million (US$14.0 million) in 2018. Our interest income was RMB148 million (US$21 million), and our interest expense was RMB244 million (US$35 million) in 2018. Our net interest income was RMB26 million in 2017. Our interest income was RMB113 million, and our interest expense was RMB87 million in 2017. The change from net interest income in 2017 to net interest expense in 2018 was primarily due to our increased bank borrowings in 2018 and the convertible senior notes we issued in November 2017.

Other Income, Net. Our other income was RMB128 million and RMB203 million (US$30 million) in 2017 and 2018, respectively, primarily attributable to the investment income from our equity investments including RMB104 million (US$15 million) of dividends received from Accor in the third quarter of 2018.

Unrealized gains (losses) from fair value changes of equity securities. Our unrealized losses from fair value changes of equity securities was RMB914 million (US$133 million) in 2018, compared with unrealized gains from fair value changes of equity securities of RMB35 million in 2017, primarily related to our investment in Accor.

Foreign Exchange Gain (Loss). Our foreign exchange loss increased from RMB18 million in 2017 to RMB144 million (US$21 million) in 2018, which was primarily attributable to the exchange loss related to our investment in Accor in Euro, partially offset by the EUR241 million bank borrowing’s exchange gain, as the Euro depreciated against the U.S. dollar in 2018.

Income Tax Expense. Our income tax expenses increased from RMB357 million in 2017 to RMB569 million (US$83 million) in 2018.Our effective tax rate in 2018 was 40.8%, which increased from 22.4% in 2017, primarily reflected certain non-taxable loss of the fair value changes in equity securities investments and a withholding tax accrued on our dividends declaration.

Loss from Equity Method Investments. Our loss from equity method investments increased from RMB12 million in 2017 to RMB97 million (US$14 million) in 2018, primarily due to the loss incurred by certain investees.

Net Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures. Net income attributable to noncontrolling interest was RMB11 million (US$2 million) in 2018, primarily due to profits from certain of our joint ventures. The net income (loss) attributable to noncontrolling interest was not material in 2017.

Net Income Attributable to Huazhu Group Limited. As a result of the foregoing, we had net income attributable to Huazhu Group Limited of RMB716 million (US$104 million) in 2018 compared to net income attributable to Huazhu Group Limited of RMB1,228 million in 2017.

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was RMB2,272 million (US$331 million) in 2018, compared with EBITDA of RMB2,348 million in 2017. Adjusted EBITDA (non-GAAP) increased from RMB2,379 million in 2017 to RMB3,269 million (US$476 million) in 2018. This change was primarily due to the expansion of our hotel network, the improved RevPAR and the increased proportion of manachised and franchised hotels in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Our net revenues increased by 25.2% from RMB6,573 million in 2016 to RMB8,229 million in 2017.

•                  Leased and Owned Hotels. Net revenues from our leased and owned hotels increased by 21.0% from RMB5,239 million in 2016 to RMB6,338 million in 2017. This increase was primarily due to our continued expansion of leased and owned hotels from 624 hotels and 78,160 hotel rooms as of December 31, 2016 to 671 hotels and 85,018 hotel rooms as of December 31, 2017. The increase of RevPAR for our leased and owned hotels from RMB179 in 2016 to RMB211 in 2017, mainly as a result of the increase in the proportion of midscale and upscale hotels and the improved performance driven by strong travel demand.

•                  Manachised and Franchised Hotels. Net revenues from our manachised and franchised hotels increased by 30.4% from RMB1,419 million in 2016 to RMB1,851 million in 2017. This increase was primarily due to our continued expansion of manachised hotels from 2,471 hotels and 237,094 hotel rooms as of December 31, 2016 to 2,874 hotels and 275,065 hotel rooms as of December 31, 2017 and franchised hotels from 174 hotels and 16,093 hotel rooms as of December 31, 2016 to 201 hotels and 19,592 hotel rooms as of December 31, 2017. RevPAR for our manachised and franchised hotels increased from RMB151 and RMB125 in 2016 to RMB171 and RMB158 in 2017, respectively, mainly attributable to the upgrade of economy hotels and increasing travel demands.

•                  Other Revenues. Net other revenues increased from RMB31 million in 2016 to RMB40 million in 2017. This increase was primarily attributable to the increase of revenues from provision of IT products and services to hotels.

Operating Costs and Expenses. Our total operating costs and expenses increased by 20.3% from RMB5,715 million in 2016 to RMB6,874 million in 2017.

•                  Hotel Operating Costs. Our hotel operating costs increased by 15.0% from RMB4,934 million in 2016 to RMB5,675 million in 2017. This increase was primarily due to our expansion of leased and owned hotels from 624 hotels as of December 31, 2016 to 671 hotels as of December 31, 2017 and the increased proportion of our midscale and upscale hotels. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 2,471 hotels as of December 31, 2016 to 2,874 hotels as of December 31, 2017. Our hotel operating costs as a percentage of net revenues decreased from 75.1% in 2016 to 69.0% in 2017. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and the increased portion of manachised and franchised hotels.

•                  Selling and Marketing Expenses. Our selling and marketing expenses increased by 36.4% from RMB209 million in 2016 to RMB285 million in 2017. Our selling and marketing expenses as a percentage of net revenues increased from 3.2% in 2016 to 3.5% in 2017. The increase was mainly attributable to the redesign of a number of our hotel brands as well as marketing activities to promote our brands and loyalty programs.

•                  General and Administrative Expenses. Our general and administrative expenses increased from RMB492 million in 2016 to RMB691 million in 2017. Our general and administrative expenses as a percentage of net revenues increased from 7.5% in 2016 to 8.4% in 2017. The increase was mainly attributable to the increase of performance-related personnel costs, general and administrative expenses related to the newly acquired Crystal Orange, and one-off Crystal Orange acquisition transaction costs amounting to RMB46.2 million in the first half of 2017.

•                  Pre-opening Expenses. Our pre-opening expenses increased from RMB72 million in 2016 to RMB206 million in 2017. Our pre-opening expenses as a percentage of net revenues increased from 1.1% in 2016 to 2.5% in 2017. These increases were mainly attributable to more leased midscale and upscale hotels opened or under construction in 2017 than in 2016.

Other Operating Income (Expense), Net. Our other operating income was RMB71 million in 2017, which mainly included government grants. Our other operating expense was RMB17 million in 2016, which mainly included accrued contingencies for certain of our pending legal and administrative proceedings, partially offset by government grants.

Income from Operations. As a result of the foregoing, we had income from operations of RMB1,426 million in 2017, compared to income from operations of RMB841 million in 2016.

Interest Income (Expense), Net. Our net interest income was RMB26 million in 2017. Our interest income was RMB113 million in 2017, and our interest expense was RMB87 million. Our net interest income was RMB56 million in 2016. Our interest income was RMB67 million in 2016, and our interest expense was RMB11 million. The decrease in net interest income from 2016 to 2017 was primarily due to our increased bank borrowings and issuance of convertible senior notes in 2017.

Other Income, Net. Our other income was RMB134 million and RMB128 million in 2016 and 2017, respectively, primarily attributable to the investment income from our equity investments.

Foreign Exchange Gain (Loss). We had foreign exchange loss of RMB18 million in 2017, compared to foreign exchange gain of RMB16 million in 2016. Our foreign exchange loss in 2017 was primarily attributable to the appreciation of the Renminbi against the U.S. dollar in 2017.

Income Tax Expense. Our income tax expenses increased from RMB279 million in 2016 to RMB357 million in 2017, primarily due to the increase in our income before income taxes from RMB1,047 million in 2016 to RMB1,597 million in 2017. Our effective tax rate in 2017 was 22.4%, which decreased from 26.6% in 2016, primarily due to the influence of withholding tax on cash dividend in 2016 and the effect of excess tax benefit of share-based compensation in 2017. The effect of excess tax benefit was recorded in additional paid-in capital before 2017. With the adoption of ASU 2016-09, the tax benefit for options and equity awards is recognized in the income statement that lead to a RMB46.2 million decrease in income tax expenses in 2017

Income (Loss) from Equity Method Investments. Our loss from equity method investments was RMB12 million in 2017, compared to our income from equity method investments of RMB6 million in 2016, primarily due to the loss incurred by certain investees.

Net Income (Loss) Attributable to Noncontrolling Interest. Net income (loss) attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures. We incurred net loss attributable to noncontrolling interest of RMB8 million in 2016, primarily due to losses of certain of our new joint ventures. The net income (loss) attributable to noncontrolling interest was not material in 2017.

Net Income Attributable to Huazhu Group Limited. As a result of the foregoing, we had net income attributable to Huazhu Group Limited of RMB1,228 million in 2017 compared to net income attributable to Huazhu Group Limited of RMB782 million in 2016.

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was RMB2,348 million in 2017, compared with EBITDA of RMB1,700 million in 2016. Adjusted EBITDA (non-GAAP) increased from RMB1,755 million in 2016 to RMB2,379 million in 2017. This change was primarily due to the expansion of our hotel network, the improved RevPAR and the acquisition of Crystal Orange in 2017.

Outstanding Indebtedness

In May 2017, we entered into an US$250 million term facility and US$250 million revolving credit facility agreement. The US$250 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan is Libor plus 1.75%. There are some financial covenants including interest cover, leverage and tangible net worth related to this facility. In 2017, we had drawn down US$250 million under the term facility agreement and repaid nil in both 2017 and 2018. For revolving credit facility agreement, we had drawn down US$250 million in May 2017 and fully repaid the amount in November 2017. In 2018, we drew down US$370 million in succession under the revolving facility agreement and repaid US$120 million in 2018. The weighted average interest rate of borrowings drawn under this agreement was 3.04% and 3.93% for the year ended December 31, 2017 and 2018, respectively.

In February 2018, we entered into a three-year term facility agreement under which we can borrow up to EUR260 million within 30 London business days. The interest rate on the loan for each interest period is the applicable EURIBOR plus 1.70%. We have pledged 13,092,112 shares of Accor we acquired from open market in 2017 and 2018 as collateral to secure this facility. There are some covenants including the debt ratio and the value of the pledged shares  and it was in compliance as of December 31, 2018. We had drawn down EUR241 million under the term facility agreement in 2018 and repaid nil. The weighted average interest rate of borrowings drawn under this agreement was 1.70% for the year ended December 31 2018.

In November 2017, we issued US$475.0 million of the Notes. The Notes will mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. The Notes can be converted into our ADSs at an initial conversion rate of 5.4869, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$182.25 per ADS).

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, borrowings from commercial banks and issuance of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use. As of December 31, 2018, we had 42 properties for our leased and owned hotels under development. As of December 31, 2018, we expected to incur approximately RMB1,499 million of capital expenditures in connection with certain recently completed leasehold improvements and to fund the leasehold improvements of these 42 leased and owned hotels. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs for at least the next 12 months with our operating cash flow, existing cash balance and our credit facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2019).

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net cash provided by operating activities	2,066	2,453	3,049	444
Net cash used in investing activities	176	6,235	6,345	923
Net cash (used in) provided by financing activities	(266)	4,536	4,248	618

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	14	(34)	(24)	(3)
Net increase in cash, cash equivalents and restricted cash	1,638	720	928	136
Cash, cash equivalents and restricted cash at the beginning of the year	1,598	3,236	3,956	575
Cash, cash equivalents and restricted cash at the end of the year	3,236	3,956	4,884	711

Operating Activities

In 2016, 2017 and 2018, we financed our operating activities primarily through cash generated from operations.

Net cash provided by operating activities amounted to RMB3,049 million (US$444 million) in 2018, primarily attributable to (i) our net income of RMB727 million (US$106 million), (ii) an add-back of RMB1,009 million (US$147 million) in investment loss, (iii) an add-back of 891 million (US$130 million) in depreciation and amortization,  (iv) an add-back of RMB157 million (US$23 million) of loss from equity method investments, net of dividends; (v) an add-back of RMB140 million (US$20 million) in the deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities and (vi) an increase of RMB140 million (US$20 million) in accrued expenses and other current liabilities, partially offset by an increase of prepaid rent of RMB283 million (US$41 million).

Net cash provided by operating activities amounted to RMB2,453 million in 2017, primarily attributable to (i) our net income of RMB1,228 million, (ii) an add-back of RMB789 million in depreciation and amortization, (iii) an increase of RMB278 million in accrued expenses and other current liabilities, (iv) an add-back of RMB209 million in the deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities and (v) an add-back of RMB169 million of impairment loss, partially offset by an increase of prepaid rent of RMB189 million.

Net cash provided by operating activities amounted to RMB2,066 million in 2016, primarily attributable to (i) our net income of RMB774 million in 2016, (ii) an add-back of RMB695 million in depreciation and amortization, (iii) an increase of RMB225 million in accrued expenses and other current liabilities, (iv) an add-back of RMB154 million of impairment loss, (v) an add-back of RMB103 million in deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities.

Net cash provided by operating activities increased from RMB2,453 million in 2017 to RMB3,049 million (US$444 million) in 2018, primarily due to our strong core operation performance, a change from investment income of RMB160 million in 2017 to investment loss of RMB1,009 million (US$147 million) in 2018, partially offset by a decrease in our net income from RMB1,228 million in 2017 to RMB727 million (US$106 million) in 2018.

Net cash provided by operating activities increased from RMB2,066 million in 2016 to RMB2,453 million in 2017, primarily due to (i) an increase in our net income from RMB774 million in 2016 to RMB1,228 million in 2017, (ii) an increase in the add-back of our deferred rent from RMB103 million in 2016 to RMB209 million in 2017, and (iii) an increase in accrued expenses and other current liabilities from RMB225 million in 2016 to RMB278 million in 2017, partially offset by an increase in our prepaid rent from RMB25 million in 2016 to RMB189 million in 2017.

Investing Activities

Our cash used in investing activities in 2018 is primarily related to our leasehold improvements, purchase of equipment, fixtures in leased and owned hotels, acquisition of Blossom Hill,  purchase of marketable securities from the open market and investment in hotel related funds and Cjia.

Net cash used in investing activities increased from RMB6,235 million in 2017 to RMB6,345 million (US$923 million) in 2018, primarily due to (i) an increase in purchases of long-term investments from RMB1,328 million in 2017 to RMB4,959 million (US$721 million) in 2018, mainly due to the purchase of equity securities of Accor and the investment in several hotel related funds and Cjia, (ii) an increase in our purchase of property and equipment from RMB819 million in 2017 to RMB1,115 million (US$162 million) in 2018, partially offset by a decrease in acquisitions, net of cash received from RMB3,746 million in 2017 to RMB496 million (US$72 million) in 2018, mainly due to the acquisition of Crystal Orange in 2017.

Net cash used in investing activities was RMB6,235 million in 2017, compared to net cash used in investing activities of RMB176 million in 2016, primarily due to (i) a change in acquisitions, net of cash received from positive RMB132 million in 2016 to negative RMB3,746 million in 2017, mainly due to the acquisition of Crystal Orange, (ii) an increase in our purchase of long-term investments from RMB293 million in 2016 to RMB1,328 million in 2017, (iii) a decrease in our proceeds from maturity/sale of short-term investments from RMB526 million in 2016 to nil in 2017, mainly due to the disposal of  all our investment in Home Inns in 2016 (iv) an increase in our payment for the origination of loan receivables from RMB36 million in 2016 to RMB446 million in 2017 and (v) an increase in our purchases of property and equipment from RMB503 million in 2016 to RMB819 million in 2017.

Financing Activities

Our major financing activities since 2016 consist of loans with commercial banks, issuance of convertible senior notes and payment of dividends.

Net cash provided by financing activities decreased from RMB4,536 million in 2017 to RMB4,248 million (US$618 million) in 2018. Net cash provided by financing activities in 2018 primarily consisted of (i) proceeds of RMB4,275 million (US$622 million) from long-term debt and (ii) proceeds of RMB928 million (US$135 million) from short-term debt, partially offset by (i) repayment of long-term debt of RMB799 million (US$116 million), (ii) repayment of short-term debt of RMB128 million (US$19 million).

Net cash provided by financing activities in 2017 primarily consisted of (i) proceeds of RMB3,633 million from long-term debt, (ii) proceeds of RMB2,925 million from issuance of convertible senior notes, net of issuance cost and capped call option, (iii) proceeds of RMB137 million from short-term debt, partially offset by (i) repayment of long-term debt of RMB1,651 million, (ii) dividend payment of RMB306 million, (iii) repayment of short-term debt of RMB295 million.

Net cash used in financing activities in 2016 primarily consisted of (i) repayment of RMB333 million from short-term debt, and (ii) dividend paid of RMB276 million, partially offset by (i) proceeds of RMB282 million from short-term debt, (ii) contribution from noncontrolling interest holders in the amount of RMB46 million, (iii) net proceeds of RMB12 million from issuance of ordinary shares upon exercise of options, and (iv) funds advanced from noncontrolling interest holders in the amount of RMB12 million.

Restrictions on Cash Transfers to Us

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non- distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2018, approximately RMB3,279 million (US$477 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

Furthermore, under regulations of the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered resident enterprises. Currently, it is still unclear whether the PRC tax authorities would determine that we should be classified as a PRC resident enterprise. See “Item 10. Additional Information — E. Taxation — PRC Taxation.”

The EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding tax rate. A holding company which is a tax resident in Hong Kong, for example, would be subject to a 5% withholding tax rate on the dividends received from its PRC subsidiary if it owns at least 25% equity in the PRC subsidiary and is the beneficial owner of the dividends.

The EIT Law provides that PRC resident enterprises are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC resident enterprise, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempted from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such income received by PRC resident enterprise is tax exempted under the EIT Law.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB495 million, RMB1,069 million and RMB1,451 million (US$211 million) in 2016, 2017 and 2018, respectively. Our capital expenditures in 2018 consist of RMB1,371 million (US$199 million) in property and equipment and RMB4 million (US$1 million) in software, and RMB76 million (US$11 million) in land use right. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Hotel Information Platform and Operational Systems” and “— Intellectual Property”.

5.D. Trend Information

Our wholly owned subsidiary, Jizhu Information and Technology (Shanghai) Co., Ltd (“Jizhu Shanghai”), which once called Mengguang Information and Technology (Shanghai) Co., Ltd, as recognized software development entity located in Shanghai of PRC, is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Jizhu Shanghai has entered into the first tax profitable year for the year ended December 31, 2014. Therefore, Jizhu Shanghai applied tax exemption from 2014 to 2015, and was subject to a preferential tax rate of 12.5% from 2016 to 2018. Hanting Suzhou was entitled to a reduced tax rate of 15% as it was qualified as high and new tech enterprise. The high and new tech enterprise qualification was expired in September, 2017, resulting Hanting Suzhou subject to a uniform tax rate of 25% in 2017 and 2018. The aggregate amount and per share effect of tax holidays were as follows:

	Year Ended December 31,
	2016	2017	2018
	(RMB)	(RMB)	(RMB)
	(In millions, except per share data)
Aggregate amount	27	24	31
Per share effect—basic	0.10	0.09	0.11
Per share effect—diluted	0.10	0.08	0.10

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due in the Year Ending December 31,						Payment Due
	Total	2019	2020	2021	2022	2023	Thereafter
	(In RMB millions)
Operating Lease Obligations	29,372	2,854	2,863	2,777	2,661	2,548	15,669
Purchase Obligations	91	91	—	—	—	—	—
Bank Borrowing and Other Debt, with Principal and Interest	6,855	1,148	3,803	1,904	—	—	—
Convertible Senior Notes with Principal and Interest	3,302	12	12	12	3,266	—	—
Total	39,620	4,105	6,678	4,693	5,927	2,548	15,669

Our operating lease obligations related to our obligations under lease agreements with lessors of our leased hotels. Our purchase obligations primarily consisted of contractual commitments in connection with leasehold improvements and installation of equipment for our leased hotels.

As of December 31, 2018, we recorded liabilities of uncertain tax benefits of approximately RMB14 million (US$2 million) associated with the interests on intercompany loans.

As of December 2018, we obtained a long-term debt of US$500 million with some financial covenants including interest cover, leverage and tangible net worth. The annual interest rate of the borrowings was approximately 3.93% for the year ended December 31, 2018. We obtained another long term facility of EUR260 million collateralized by 13,092,112 shares of Accor we owned. This loan also has covenants including debt ratio and the value of pledged shares.

Our Notes are in the aggregate principal amount of US$475.0 million and will mature in November 2022, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 5.4869, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the notes. The conversion rate is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the Notes for cash on November 3, 2020, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The notes bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018.

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

Directors and Executive Officers	Age	Position/Title
Qi Ji	52	Founder, Executive Chairman of the Board of Directors
John Jiong Wu	51	Co-founder, Independent Director
Tong Tong Zhao	52	Co-founder, Independent Director
Xiaofan Wang	43	Director
Shangzhi Zhang	65	Director
Jian Shang	51	Independent Director
Sébastien Bazin	57	Director
Gaurav Bhushan	47	Alternate Director to Sébastien Bazin
Min (Jenny) Zhang	45	Chief Executive Officer
Teo Nee Chuan	48	Chief Financial Officer
Hui Jin	41	President

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

John Jiong Wu, a co-founder of our company, has served as our director since January 2007. He is the founder and managing partner of FengHe Fund Management Pte. Ltd. He served as the venture partner of Northern Light Venture Capital from 2008 to 2010 and was an angel investor and the chief technology officer of Alibaba Group from 2000 to 2007. Prior to joining Alibaba Group, he worked as an engineer or manager in several companies in the Silicon Valley, including Oracle and Yahoo! Inc. Mr. Wu received his Bachelor of Science in Computer Science degree from the University of Michigan.

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

Jian Shang has served as our independent director since May 2014. He has over 17 years of experience in corporate management and financial innovation. Mr. Shang has been the general manager of Hong Shang Asset Management Co., Ltd since September 2013. From 2006 to 2012, he served as chief executive officer of UBS SDIC Fund Management Company Prior to that, he served as chief executive officer of Yin Hua Fund Management Company, deputy chief executive officer of Hua An Fund Management Company, and head of strategic planning of Shanghai Stock Exchange respectively from 2001 to 2006. Previously, he was a deputy division director of China Securities Regulatory Commission from 1997 to 2000. Mr. Shang obtained his PhD in Finance and MA in Economics from University of Connecticut, and his bachelor’s degree in engineering from Shanghai Jiao Tong University.

Sébastien Bazin has served as our director since January 2016. He is acting as the chairman and chief executive officer of Accor S.A. since 2013, where he has served as a director since January 9, 2006. Prior to that, he served as a member of the supervisory board of Accor S.A. since May 3, 2005. He is also the vice-chairman of the supervisory board of Gustave Roussy Foundation. Previously, Mr. Bazin was with Colony Capital, a private-equity firm, from 1997 to 2012, during which time he managed and participated in a large number of investments in the hospitality industry. Mr. Bazin has earned his master’s degree in business management from Paris-Sorbonne University in 1985.

Gaurav Bhushan has been an alternate director to Sébastien Bazin since March 2016. He is the global chief development officer of Accor, responsible for overseeing the group’s hotel development strategy worldwide. Mr. Bhushan began his career with Accor in 1995 in Australia, where he held various posts in operations and finance. From 2006 he headed the Asia Pacific development teams. He was promoted to global chief development officer role in July 2015. He has a Master of Business Administration degree from the Royal Melbourne Institute of Technology (RMIT University) and a postgraduate diploma in Applied Finance & Investments from the Securities Institute of Australia.

Min (Jenny) Zhang has served as our chief executive officer since May 2015. She also served as our president from January 2015 to May 2015, our chief financial officer from March 2008 to May 2015 and our chief strategic officer from November 2013 to January 2015. Prior to joining us, she served as the finance director of Eli Lilly (Asia) Inc., Thailand Branch and the chief financial officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Zhang has served on the board as a director for OneSmart International Education Group Limited since March 2018. She obtained her Master of Business Administration degree from Harvard Business School and received both master’s and bachelor’s degrees from the University of International Business and Economics.

Teo Nee Chuan joined us in November 2015 as Deputy Chief Financial Officer and has served as our chief financial officer since March 2016. He has more than 20 years of experience in financial areas in multinational corporations. Prior to joining us, he was chief financial officer of Rnomac International Group, the largest Volvo construction equipment distributor in China. He also served as chief financial officer and director of Operation in DDB Greater China Group and financial controller in Focus Media Group. Prior to that, Mr. Teo worked at Ernst & Young as associate director of Transaction Advisory Services in Kuala Lumpur, Toronto and Shanghai. Mr. Teo received his Bachelor of Science in Accounting and Financial Analysis degree from Warwick University, the United Kingdom. He is a Chartered Certified Accountant in the United Kingdom and a Certified Public Accountant in the United States and Hong Kong.

Hui Jin joined us in 2005 and has served as director of our Development Department, vice president and executive vice president of our Group, respectively. Mr. Jin is currently our president. Prior to joining us, Mr. Jin worked with Home Inns & Hotels Management Inc. Mr. Jin received his executive master’s degree from China Europe International Business School and a Bachelor of Science degree in Psychology from the East China Normal University.

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

6.B. Compensation

For the fiscal year ended December 31, 2018, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB8 million (US$1 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

In September 2009, our board of directors and our shareholders adopted our 2009 Share Incentive Plan with purposes similar to our 2007 Global Share Plan and 2008 Global Share Plan. Our 2009 Share Incentive Plan was subsequently amended in October 2009, August 2010, March 2015 and May 2018. 43 million ordinary shares may be issued under our amended 2009 Share Incentive Plan, or the Amended 2009 Plan.

Plan Administration. The compensation committee administers our Amended and Restated 2007, 2008 and 2009 Plans. Our ESOP administration committee, currently comprised solely of Mr. Qi Ji, has been delegated certain authorities, among others, to grant, in its sole discretion, options, restricted stocks and restricted share units to be issued under the respective share incentive plans to any of our employees and consultants except for our directors and executive officers, and the aggregate number of shares covered by any single grant it makes shall not exceed 500,000 ordinary shares.

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

Termination of the Amended and Restated 2007 and 2008 Plans and the Amended 2009 Plan. Our Amended and Restated 2007 Plan and our Amended and Restated 2008 Plan terminated in 2017 and 2018, respectively. Our Amended 2009 Plan will terminate in 2029. Our board of directors may amend, suspend, or terminate our Amended 2009 Plan at any time. No amendment, alteration, suspension, or termination of these plans shall materially and adversely impair the rights of any participant with respect to an outstanding award, unless mutually agreed otherwise between the participant and the administrator.

The following tables summarize options and restricted stocks that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of December 31, 2018.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qi Ji	400,000	1.53	October 1, 2009	October 1, 2019
	436,348	2.7525	July 17, 2012	July 17, 2018
Tong Tong Zhao	100,000	1.53	October 1, 2009	October 1, 2019
John Jiong Wu	100,000	1.53	October 1, 2009	October 1, 2019
Min (Jenny) Zhang	1,470,000	1.40	October 1, 2007	October 1, 2017
	300,000	1.53	November 20, 2009	November 20, 2019
	207,784	2.7525	July 17, 2012	July 17, 2018
Hui Jin	*	0.50	February 4, 2007	February 4, 2017
	*	4.265	March 31, 2011	March 31, 2017
	*	5.415	May 13, 2014	May 13, 2020
	*	4.925	March 31, 2015	March 31, 2021
Other individuals as a group	16,947,218	0.50-5.415	February 4, 2007 — April 1, 2015	February 4, 2017 — April 1, 2021

Name	Ordinary Shares Underlying Restricted Stocks Awarded	Date of Grant
Qi Ji	200,000	August 6, 2011
	897,880	July 17, 2012
	1,697,187	March 17, 2015
	1,098,224	March 26, 2015
Shangzhi Zhang	*	January 18, 2012
	*	January 10, 2013
	*	December 10, 2014
	*	March 13, 2017
Min (Jenny) Zhang	313,944	July 17, 2012
	73,188	March 16, 2015
	1,697,187	March 17, 2015
	1,098,224	March 26, 2015
Hui Jin	*	March 31, 2011
	*	July 2, 2012
	*	July 1,2013
	*	July 17, 2014
	*	March 26, 2015
Jian Shang	*	May 5, 2014
Teo Nee Chuan	*	January 15, 2016
Other individuals as a group	12,235,675	February 7, 2011 —October 24, 2018

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

6.D. Employees

We had 10,507, 13,525 and 15,699 employees as of December 31, 2016, 2017 and 2018, respectively. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2019 by:

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	100,334,185	(2)	34.0%
Tong Tong Zhao	26,324,652	(3)	8.9%
John Jiong Wu	8,000,000	(4)	2.7%
Xiaofan Wang	—		—
Shangzhi Zhang	*		*
Jian Shang	*		*
Sébastien Bazin	—		—
Gaurav Bhushan	—		—
Min (Jenny) Zhang	*		*
Hui Jin	*		*
Teo Nee Chuan	*		*
All Directors and Executive Officers as a Group	109,914,771	(5)	37.3%
Principal Shareholders:
Winner Crown Holdings Limited	73,144,905	(6)	24.9%
Accor	29,875,543	(7)	10.2%
East Leader International Limited	26,224,652	(8)	8.9%
Oppenheimer Funds	29,955,154	(9)	10.2%
Ctrip.com International, Ltd.	22,049,446	(10)	7.5%
Standard Life Aberdeen plc.	14,959,548	(11)	5.1%

*                 Less than 1%.

(1)         The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days after March 31, 2019. Percentage of beneficial ownership of each listed person or group is based on (i) 294,316,146   ordinary shares outstanding as of March 31, 2019, and (ii) the ordinary shares underlying share options exercisable by such person within 60 days after March 31, 2019.

(2)         Includes (i) 72,344,905 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 800,000 ADS representing 800,000 ordinary shares held by Winner Crown, charged to Morgan Stanley & Co. International plc, (iii) 400,000 ordinary shares issuable upon exercise of options held by Mr. Qi Ji that are exercisable within 60 days after March 31, 2019, (iv) 564,628 ordinary shares held by Mr. Qi Ji, and (v) 16,000,000 Restricted ADSs representing 16,000,000 ordinary shares, and 10,224,652 ordinary shares held by East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated November 27, 2014. East Leader is wholly owned by Perfect Will Holdings Limited, or Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd., or Asia Square, as nominee for J. Safra Sarasin Trust Company (Singapore) Ltd., or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries.

(3)         Includes (i) 100,000 ordinary shares issuable upon exercise of options held by Ms. Tong Tong Zhao that are exercisable within 60 days after March 31, 2019, and (ii) 16,000,000 Restricted ADSs representing 16,000,000 ordinary shares and 10,224,652 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.

(4)         Includes 8,000,000 ordinary shares held by Mr. John Jiong Wu.

(5)         Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2019 held by all of our directors and executive officers as a group.

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

(7)         Includes (i) 24,895,543 ordinary shares issued to AAPC Hong Kong Limited, an indirect wholly owned subsidiary of Accor (“AAPC”), as reported in a Schedule 13D filed by Accor and AAPC on January 25, 2016, and (ii) 4,980,000 ADSs representing 4,980,000 ordinary shares that Accor acquired in the open market between December 14, 2014 and May 7, 2015 and transferred to AAPC on May 7, 2015. Accor is a company incorporated under the laws of France and its registered office is 82 rue Henri Farman, 92130 Issy-les-Moulineaux. AAPC is a company incorporated in Hong Kong and its registered office is Room 701, 7/F, Office Plus@Wanchai, 303 Hennessy Road, Wan Chai, Hong Kong.

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

(9)         Based on Amendment No. 3 to Schedule 13G filed with the SEC on March 8, 2019 by OppenheimerFunds, Inc. (the “Oppenheimer Funds”).

(10)  Includes (i) 7,202,482 ordinary shares that Ctrip purchased from us, (ii) an aggregate of 11,646,964 of our ordinary shares that Ctrip purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 3,200,000 ADSs representing 3,200,000 ordinary shares that Ctrip subscribed in our initial public offering. Ctrip is a Cayman Islands company and its address is 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

(11) Based on Schedule 13G filed with the SEC on February 12, 2019 by Standard Life Aberdeen plc.

As of March 31, 2019, we had 294,316,146 ordinary shares issued and outstanding. To our knowledge, we had two record shareholders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Ctrip

We conduct transactions in the ordinary course of our business with Ctrip.com International, Ltd., or Ctrip, an entity in which Mr. Qi Ji, our founder, is a co-founder and independent director. Ctrip rendered reservation services to us to facilitate our customers in making reservations at our hotels from Ctrip’s hotel booking system. In 2016, 2017 and 2018, the aggregate commission fees of our leased and owned hotels paid to Ctrip.com for its reservation services amounted to RMB44 million, RMB77 million and RMB61 million (US$9 million), respectively. In 2018, the lease expenses of our leased and owned hotel paid to Ctrip.com amounted to RMB18 million (US$3 million).

In a private placement before our initial public offering in 2010, Ctrip purchased 7,202,482 ordinary shares from us and an aggregate of 11,646,964 of our ordinary shares from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited at a price equal to the initial public offering price per share. The investments by Ctrip were made pursuant to transactions exempt from registration under the Securities Act. In connection with these transactions, Ctrip was granted registration rights substantially similar to those granted to certain holders of our registrable securities under our amended and restated shareholders agreement. In addition, we have granted Ctrip the right to nominate one person to serve on our board as long as Ctrip and its affiliates continuously maintain (i) at least 5% of our total outstanding ordinary shares in the three years following the closing of our initial public offering and (ii) at least 8% of our total outstanding ordinary shares thereafter. In addition, Ctrip subscribed a total of 3,200,000 ADSs in our initial public offering at the initial public offering price. The ADSs issued and sold to Ctrip are on the same terms as the other ADSs being offered in our initial public offering.

In 2016, 2017 and 2018, we provided marketing and training services to Ctrip and recorded service fees amounted to RMB13 million, RMB24 million and RMB12 million (US$2 million), respectively.

Transaction with Sheen Star

In November 2013, We entered into an investment agreement to acquire 50% equity interest in Suzhou Kangdu Property Co., Limited, or Kangdu, a real estate company, for RMB100 million. Concurrently we entered into a property transfer agreement with Kangdu to acquire the property developed by Kangdu for a purchase price of RMB175 million. We injected RMB50 million in November 2013 and RMB30 million in January 2014 to Kangdu for the equity interest in Kangdu. In April 2014, we set up Sheen Star Group Limited, or Sheen Star, together with Mr. Qi Ji and an independent third party. We own 19.99% of the equity interest in Sheen Star and Mr. Qi Ji owns 50.01%. We then transferred our investment in Kangdu to Sheen Star for a consideration of RMB83 million, together with all of our rights and obligations under the property purchase agreement in April 2014. We had not paid any consideration to Kangdu for the property before the transfer to Sheen Star. We provided shareholder loan of RMB35 million to Sheen Star in 2016 and recognized interest income in the amount of RMB2 million in 2016. We recognized service fees from Sheen Star in the amount of RMB2 million (US$0.3 million) in 2018.

Transaction with Accor

In January 2016, we completed strategic alliance transactions with Accor to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. After the transaction, Accor became one of our principal shareholders and was granted a right to nominate one director to our board of directors. We recorded brand use fee, reservation and other related service fee to Accor of RMB6 million, RMB11 million and RMB18 million (US$3 million) in 2016, 2017 and 2018, respectively. We also recognized service fee from Accor of RMB4 million, RMB8 million and RMB14 million (US$2 million) in 2016, 2017 and 2018, respectively.

Transaction with Cjia

Cjia is an equity investee in which we held an equity interest of 20% as of December 31, 2018. We sold goods and provided IT and other services to Cjia amounted to RMB8 million and RMB30 million (US$4 million) in 2017 and 2018, respectively. The amount of goods sold and service provided to Cjia in 2016 was immaterial.

In 2016, we sold our subsidiary Chengjia to Cjia for consideration of RMB10 million.

In 2017, we paid shareholder loan payment to Cjia amounted to RMB85 million.

In 2018, we received loan from Cjia amounted to RMB103 million (US$15 million).

Transaction with CREATER

In 2017, we paid shareholder loan payment to CREATER amounted to RMB27.0 million and we recognized interest income of RMB10 million (US$1 million) in 2018.

Transaction with China Hospitality JV

In 2018, we, together with TPG, formed China Hospitality JV, Ltd. (“China Hospitality JV”), in which we own 20% equity interest. We provided service amounted to RMB10 million (US$1 million) to China Hospitality JV in 2018.

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

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. Not applicable.

8.A.7. See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

8.A.8. Dividend Policy

On December 13, 2018, we declared a cash dividend of US$0.34 per ordinary share, or US$0.34 per ADS. Cash dividends on our ordinary shares are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$100.1 million, which was paid in full by January 15, 2019.

On October 23, 2017, we declared a cash dividends of US$0.16 per ordinary share, or US$0.64 per ADS, each representing four ordinary shares. Cash dividends on our ordinary shares are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$44.7 million, which was paid in full by December 15, 2017.

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. Our board of directors has complete discretion in deciding whether to distribute dividends. In 2018, PRC dividend withholding tax of RMB34 million was accrued. As of December 31, 2018, the accrued PRC dividend withholding tax liability was RMB18 million. Going forward we plan to maintain a moderate dividend distribution of approximately US$100.0 million a year from current year net income. Other than these dividends distributions, we intend to indefinitely reinvest the remaining undistributed earnings of our PRC subsidiaries.

8.B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                                                THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs have been listed on the NASDAQ Global Select Market under the symbol “HTHT” since March 26, 2010. In 2016, 2017 and 2018, no significant trading suspensions occurred.

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

PRC Taxation

PRC taxation on us

•                  Enterprise Income Tax

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, which was amended in December 2018, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to PRC resident enterprises, including both foreign-invested enterprises and domestic enterprises. The EIT Law restructures China’s tax preference policy under the general principle that industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. For example, enterprises classified as “high and new technology enterprises strongly supported by the State” are entitled to a 15% enterprise income tax rate.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. The State Taxation Administration, or the STA (previously known as State Administration of Taxation, or the SAT), issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the STA issued Public Announcement [2011] No. 45 in 2011 and Public Announcement [2014] No.9 in 2014, providing more guidance on the implementation of Circular 82 and clarifying matters including resident status determination, post-determination administration and competent tax authorities. The above-mentioned tax circulars apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and are not applicable to our case. But the determining criteria set forth in such tax circulars may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. Currently, there are no further detailed rules or precedents applicable to us regarding the procedures and specific criteria for determining “de facto management body” for a company like us. As such, it is still unclear if the PRC tax authorities would determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC “resident enterprise.”

The EIT Law imposes an enterprise income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding tax rate. A holding company which is a tax resident in Hong Kong, for example, would be subject to a 5% withholding tax rate on the dividends received from its PRC subsidiary if the holding company owns at least 25% equity in the PRC subsidiary and is the beneficial owner of the dividends.

The EIT Law provides that PRC resident enterprises are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC “resident enterprise,” we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempt from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such dividend income distributed to a PRC resident enterprise is exempted from enterprise income tax under the EIT Law. However, if we are required under the EIT Law to pay income tax on any dividends we receive from our PRC subsidiaries, our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

•                  Value-added Tax

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which became effective on May 1, 2016. Subsequent to the effectiveness of Circular 36, most of our PRC subsidiaries’ business will be subject to value-added tax, or VAT, at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT special invoices received from vendors against their VAT liability.

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

Moreover, non-resident individual investors are required to pay PRC individual income tax at the rate of 20% instead of 10% enterprise income tax on dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC, unless there is an applicable tax treaty providing for a lower withholding tax rate. Under the PRC Individual Income Tax Law (as amended), or IITL, non-resident individual refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than 183 days in aggregate in a calendar year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the transfer price for the transfer of the ADSs or ordinary shares minus the original value and related taxes paid for such transfer. Therefore, if we are considered a PRC resident enterprise and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax.

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

A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NASDAQ Global Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed below in “Passive Foreign Investment Company Rules”, based on our audited financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to the 2016, 2017 or 2018 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2019 taxable year. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

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

Passive Foreign Investment Company Rules

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2018 taxable year. However, because PFIC status depends on the composition of our income and assets and the market value of our assets from time to time, as well as our market capitalization at the close of each quarter, there can be no assurance that we will not be a PFIC for any taxable year. While we have no reason to believe we will be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We do not rely on derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income and interest expense may be different from expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents and loans denominated in U.S. dollars, and our investment in equity securities of Accor denominated in Euro. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent we hold assets denominated in U.S. dollars, any appreciation of the RMB against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the RMB against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 31, 2018 into Renminbi at the exchange rate of US$1.00 for RMB6.8755, such cash balance would have been approximately RMB6.9 million (US$1.0 million). Assuming a 1.0% depreciation of the RMB against the U.S. dollar, such cash balance would have increased to RMB6.8 million (US$1.0 million) as of December 31, 2018.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, consumer price index in China increased by 2.0%, 1.6% and 2.1 in 2016, 2017 and 2018, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary, Citibank, N.A.:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary (U.S. 2¢ per ADS for the year of 2018)

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2018, we have received a total of RMB5 million (US$1 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2016, 2017 and 2018.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In April 2018, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing four (4) ordinary shares to one (1) ADS representing one (1) ordinary share.

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

Our management excluded Blossom Hill from our assessment of the internal control over financial reporting, which was acquired on August 31, 2018 and whose financial statements constitute 2.6% and 1.2% of net assets and total assets, respectively, 0.3% of revenues and negative 2.0% of net income of our consolidated financial statement amounts as of and for the year ended December 31, 2018. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2018 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We had implemented internal controls to ensure that we have adequately evaluated the contracts and properly assessed the impact of the new accounting standards related to revenue recognition on our financial statements to facilitate the adoption on January 1, 2018.  There were no significant changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting due to the adoption of the new standards during 2018.

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

We paid the following fees for professional services to Deloitte for the years ended December 31, 2017 and 2018.

	Year Ended December 31,
	2017	2018
	US$	US$
	(In millions)
Audit Fees(1)	1.2	1.2
Audit-Related Fees(2)	0.5	—
Tax Fees(3)	—	0
Total	1.7	1.2

Note:                  (1) Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services. Our 2017 and 2018 audit fees mainly include the audit of our annual financial statements, the services provided in connection with our compliance with the Sarbanes-Oxley Act, or services that are normally provided by the accountant in connection with statutory and regulatory filings.

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

(3) Tax Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for tax compliance and tax advice.

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

1.3

Amendment to the Amended and Restated Articles of Association of the Registrant, adopted by the shareholders of the Registrant on December 16, 2015 and effective on January 25, 2016. (Incorporated by reference to Exhibit 1,3 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016.)

2.1	Registrant’s Specimen American Depositary Receipt (Incorporated by reference to Form424b3 (file no. 333-165402) filed with the Securities and Exchange Commission on April 25, 2018.).

2.2*	Registrant’s Specimen Certificate for Ordinary Shares

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

4.20

Amended and Restated Non-Competition Agreement between Accor S.A., AAPC Hong Kong Limited, the Registrant and Qi Ji dated January 25, 2016 (Incorporated by reference to Exhibit 99.B to the Schedule 13D filed by Accor S.A. and AAPC Hong Kong Limited with the Securities and Exchange Commission on February 8, 2016.) (Incorporated by reference to Exhibit 99.B to the Schedule 13D filed by Accor S.A. and AAPC Hong Kong Limited with the Securities and Exchange Commission on February 5, 2016.)

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

4.24

Purchase Agreement between the Registrant and Deutsche Bank Securities Inc. dated October 26, 2017 (Incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018)

4.25

Base Capped Call Transaction Confirmation between the Registrant and Deutsche Bank AG, London Branch dated October 26, 2017 (Incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018)

4.26

Base Capped Call Transaction Confirmation between the Registrant and JPMorgan Chase Bank, National Association dated October 26, 2017 (Incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018)

4.27

Base Capped Call Transaction Confirmation between the Registrant and Morgan Stanley & Co. LLC dated October 26, 2017 (Incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018)

4.28

Additional Capped Call Transaction Confirmation between the Registrant and Deutsche Bank AG, London Branch dated October 31, 2017 (Incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018)

4.29

Additional Capped Call Transaction Confirmation between the Registrant and JPMorgan Chase Bank, National Association dated October 31, 2017 (Incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018)

4.30

Additional Capped Call Transaction Confirmation between the Registrant and Morgan Stanley & Co. LLC dated October 31, 2017 (Incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018)

4.31

Indenture between the Registrant and Wilmington Trust, National Association dated November 3, 2017 (Incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018)

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

HUAZHU GROUP LIMITED

By:	/s/ Min (Jenny) Zhang
	Name:	Min (Jenny) Zhang
	Title:	Chief Executive Officer

Date: April 19, 2019

HUAZHU GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2016, 2017 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HUAZHU GROUP LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huazhu Group Limited and its subsidiaries and variable interest entities (the “Group”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, shareholder’s equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Huazhu Group Limited and its subsidiaries and variable interest entities as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the Group’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2019, expressed an unqualified opinion on the Group’s internal control over financial reporting.

Adoption of New Accounting Standards

As discussed in Note 2 to the financial statements, the Group has changed its method of accounting for revenue from contracts with customers upon full retrospective adoption of Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (Topic 606) and related ASUs, and its method of accounting for financial instruments upon modified retrospective adoption of ASU 2016-01, Financial Instruments, on January 1, 2018.

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

April 19, 2019

We have served as the Company’s auditor since 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HUAZHU GROUP LIMITED

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Huazhu Group Limited and its subsidiaries and variable interest entities ( the “Group”) as of December 31, 2018 based on criteria established in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2018 of the Group and our report dated April 19, 2019 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the adoption of new accounting standards, and convenience translation of Renminbi amounts into United States dollar amounts.

As described in the Management’s Report on Internal Controls over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Blossom Hill Hotel Investment Management(Kunshan) Co., Ltd. (“Blossom Hill”), which was acquired on August 31, 2018, whose financial statements constitute 2.6% and 1.2% of net and total assets, respectively, 0.3% of revenues and (2.0%) of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2018. Accordingly, our audit did not include the internal control over financial reporting at Blossom Hill.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 19, 2019

HUAZHU GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of December 31,
	2017	2018	2018
			US$’million (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	3,475	4,262	620
Restricted cash	481	622	91
Short-term investments measured at fair value	130	89	13
Accounts receivable, net of allowance of RMB10 and RMB17 as of December 31, 2017 and 2018, respectively	163	195	28
Loan receivables	381	94	14
Amounts due from related parties	118	176	25
Prepaid rent	660	955	139
Inventories	24	41	6
Other current assets	329	540	78
Total current assets	5,761	6,974	1,014
Property and equipment, net	4,523	5,018	730
Intangible assets, net	1,644	1,834	267
Land use rights, net	140	220	32
Long-term investments, including marketable securities measured at fair value of RMB907 and RMB4,022 as of December 31, 2017 and 2018, respectively	2,362	6,152	895
Goodwill	2,265	2,630	383
Loan receivables	42	189	27
Other assets	365	471	69
Deferred tax assets	406	505	73
Total assets	17,508	23,993	3,490

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	131	948	138
Accounts payable	766	890	129
Amounts due to related parties	37	75	11
Salary and welfare payables	427	521	76
Deferred revenue	943	1,005	146
Accrued expenses and other current liabilities	1,249	1,607	233
Dividends payable	—	658	96
Income tax payable	218	265	39
Total current liabilities	3,771	5,969	868

Long-term debt	4,922	8,812	1,282
Deferred rent	1,380	1,507	219
Deferred revenue	398	458	67
Other long-term liabilities	381	453	66
Deferred tax liabilities	422	475	69
Total liabilities	11,274	17,674	2,571
Commitments and contingencies (Note 20)
Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 294,040,234 and 296,597,888 shares issued as of December 31, 2017 and 2018, and 280,518,358 and 283,076,012 shares outstanding as of December 31, 2017 and 2018, respectively)	0	0	0
Treasury shares (3,096,764 and 3,096,764 shares as of December 31 2017 and 2018, respectively)	(107)	(107)	(16)
Additional paid-in capital	3,624	3,713	540
Retained earnings	2,513	2,610	380
Accumulated other comprehensive income (loss)	168	(42)	(6)
Total Huazhu Group Limited shareholders’ equity	6,198	6,174	898
Noncontrolling interest	36	145	21
Total equity	6,234	6,319	919
Total liabilities and equity	17,508	23,993	3,490

The accompanying notes are an integral part of these consolidated financial statements.

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, except share and per share data, unless otherwise stated)

	Years Ended December 31,
	2016	2017	2018	2018
				US$’million (Note 2)
Revenues:
Leased and owned hotels	5,239	6,338	7,470	1,087
Manachised and franchised hotels	1,419	1,851	2,527	368
Others	31	40	66	9
Total revenues	6,689	8,229	10,063	1,464
Less: Business tax and related taxes	(116)	—	—	—
Net revenues	6,573	8,229	10,063	1,464
Operating costs and expenses:
Hotel operating costs	4,934	5,675	6,476	942
Other operating costs	8	17	15	2
Selling and marketing expenses	209	285	348	50
General and administrative expenses	492	691	851	124
Pre-opening expenses	72	206	255	37
Total operating costs and expenses	5,715	6,874	7,945	1,155
Other operating (expenses) income, net	(17)	71	226	32
Income from operations	841	1,426	2,344	341
Interest income	67	113	148	21
Interest expense	11	87	244	35
Other income, net	134	128	203	30
Unrealized gains (losses) from fair value changes of equity securities	—	35	(914)	(133)
Foreign exchange gain (loss)	16	(18)	(144)	(21)
Income before income taxes	1,047	1,597	1,393	203
Income tax expense	279	357	569	83
Income (loss) from equity method investments	6	(12)	(97)	(14)
Net income	774	1,228	727	106
Less: net (loss) income attributable to noncontrolling interest	(8)	(0)	11	2
Net income attributable to Huazhu Group Limited	782	1,228	716	104

Other comprehensive income
Unrealized securities holding gains, net of tax of (2), (8) and nil for 2016, 2017 and 2018, respectively	16	1	—	—
Reclassification of realized gains to net income, net of tax	(68)	(5)	—	—
Foreign currency translation adjustments, net of tax of nil for 2016, 2017 and 2018, respectively	(13)	177	(169)	(25)
Comprehensive income	709	1,401	558	81
Less: comprehensive (loss) income attributable to the noncontrolling interest	(8)	(0)	11	2
Comprehensive income attributable to Huazhu Group Limited	717	1,401	547	79

Earnings per share:
Basic	2.84	4.40	2.54	0.37
Diluted	2.76	4.21	2.49	0.36
Weighted average number of shares used in computation:
Basic	275,139,070	279,272,140	281,717,485	281,717,485
Diluted	282,889,494	293,073,978	303,605,809	303,605,809

The accompanying notes are an integral part of these consolidated financial statements.

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in millions, except share data, unless otherwise stated)

	Ordinary Shares			Treasury Shares				Accumulated Other
	Issued shares	Outstanding shares	Amount	Share	Amount	Additional Paid-in Capital	Retained Earnings	Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity
Balance at January 1, 2016	253,978,323	250,881,559	0	3,096,764	(107)	2,470	1,007	60	11	3,441
Cumulative effect of the adoption of ASU 2014-09	—	—	—	—	—	—	(209)	—	—	(209)
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	2,505,264	2,505,264	0	—	—	11	—	—	—	11
Issuance of ordinary shares for acquisition	24,895,543	24,895,543	0	—	—	1,143	—	—	—	1,143
Share-based compensation	—	—	—	—	—	55	—	—	—	55
Excess tax benefit from share-based compensation	—	—	—	—	—	19	—	—	—	19
Net income	—	—	—	—	—	—	782	—	(8)	774
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	16	—	16
Reclassification of realized gains to net income, net of tax	—	—	—	—	—	—	—	(68)	—	(68)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(4)	(4)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	1	—	—	45	46
Dispose of noncontrolling interest for deconsolidation	—	—	—	—	—	—	—	—	(27)	(27)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(13)	—	(13)
Balance at December 31, 2016	281,379,130	278,282,366	0	3,096,764	(107)	3,699	1,580	(5)	17	5,184
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	2,235,992	2,235,992	0	—	—	9	—	—	—	9
Share-based compensation	—	—	—	—	—	66	—	—	—	66
Issuance of ordinary shares under ADS lending arrangement	10,425,112	—	0	—	—	—	—	—	—	0
Capped Call options in connection with issuance of convertible senior notes	—	—	—	—	—	(177)	—	—	—	(177)
ADS lending arrangement in connection with issuance of convertible senior notes	—	—	—	—	—	27	—	—	—	27
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	—	4	4
Net income	—	—	—	—	—	—	1,228	—	0	1,228
Cash dividends paid	—	—	—	—	—	—	(295)	—	—	(295)
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	1	—	1
Reclassification of realized gains to net income, net of tax	—	—	—	—	—	—	—	(5)	—	(5)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(3)	(3)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	26	26
Noncontrolling interest recognized from partial disposal	—	—	—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—	—	—	—	—	0	—	—	(4)	(4)
Disposal of noncontrolling interest for deconsolidation	—	—	—	—	—	—	—	—	(4)	(4)
Foreign currency translation adjustments	—	—	—	—	—	—	—	177	—	177
Balance at December 31, 2017	294,040,234	280,518,358	0	3,096,764	(107)	3,624	2,513	168	36	6,234
Cumulative effect of the adoption of ASU 2016-01	—	—	—	—	—	—	41	(41)	—	—
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	2,557,654	2,557,654	0	—	—	14	—	—	—	14
Share-based compensation	—	—	—	—	—	83	—	—	—	83
Net income	—	—	—	—	—	—	716	—	11	727
Cash dividends declared	—	—	—	—	—	—	(660)	—	—	(660)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(5)	(5)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	29	29
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	—	150	150
Acquisition of noncontrolling interest	—	—	—	—	—	(8)	—	—	(76)	(84)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(169)	—	(169)
Balance at December 31, 2018	296,597,888	283,076,012	0	3,096,764	(107)	3,713	2,610	(42)	145	6,319

The accompanying notes are an integral part of these consolidated financial statements.

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2016	2017	2018	2018
				US$’million (Note 2)
Operating activities:
Net income	774	1,228	727	106
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	55	66	83	12
Depreciation and amortization	695	789	891	130
Amortization of issuance cost of convertible senior notes	—	3	28	4
Deferred taxes	26	(79)	(91)	(13)
Bad debt expenses	1	2	10	1
Deferred rent	103	209	140	20
Loss from disposal of property and equipment	9	13	0	0
Impairment loss	154	169	35	5
Loss (Income) from equity method investments, net of dividends	(6)	12	157	23
Investment (income) loss	(117)	(160)	1,009	147
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(46)	4	(36)	(5)
Prepaid rent	(25)	(189)	(283)	(41)
Inventories	4	3	(14)	(2)
Amounts due from related parties	(9)	(31)	(32)	(5)
Other current assets	(41)	(76)	(56)	(8)
Other assets	(5)	(54)	(32)	(5)
Accounts payable	59	8	11	2
Amounts due to related parties	7	3	38	6
Salary and welfare payables	61	133	91	13
Deferred revenue	27	26	114	17
Accrued expenses and other current liabilities	225	278	140	20
Income tax payable	64	45	48	7
Other long-term liabilities	51	51	71	10
Net cash provided by operating activities	2,066	2,453	3,049	444

Investing activities:
Purchases of property and equipment for hotels in operation and headquarters	(296)	(405)	(568)	(82)
Purchases of property and equipment for hotels under development	(207)	(414)	(547)	(80)
Purchases of intangibles	(14)	(8)	(4)	(1)
Purchases of land use rights	—	—	(76)	(11)
Amount received as a result of government zoning	2	3	7	1
Acquisitions, net of cash received	132	(3,746)	(496)	(72)
Proceeds from disposal of subsidiary and branch, net of cash disposed	(21)	14	8	1
Purchase of long-term investments	(293)	(1,328)	(4,959)	(721)
Proceeds from maturity/sale and return of long-term investments	15	128	177	26
Payment for shareholder loan to equity investees	(39)	(113)	(7)	(1)
Collection of shareholder loan from equity investees	9	120	—	—
Purchases of short-term investments	—	(96)	—	—
Proceeds from maturity/sale of short-term investments	526	—	—	—
Payment for the origination of loan receivables	(36)	(446)	(313)	(46)
Proceeds from collection of loan receivables	46	56	433	63
Net cash (used in) investing activities	(176)	(6,235)	(6,345)	(923)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	12	9	14	2
Proceeds from short-term bank borrowings	282	137	928	135
Repayment of short-term bank borrowings	(333)	(295)	(128)	(19)
Proceeds from long-term bank borrowings	—	3,633	4,275	622
Repayment of long-term bank borrowings	—	(1,651)	(799)	(116)
Funds advanced from noncontrolling interest holders	12	84	36	5
Repayment of funds advanced from noncontrolling interest holders	(1)	(9)	(8)	(1)
Acquisitions of noncontrolling interest	(4)	(4)	(84)	(12)
Proceeds from amounts due to related parties	—	—	103	15
Repayment of amounts due to related parties	—	—	(113)	(16)
Contribution from noncontrolling interest holders	46	26	29	4
Dividends paid to noncontrolling interest holders	(4)	(3)	(5)	(1)
Dividends paid	(276)	(306)	—	—
Proceeds from issuance of convertible senior notes, net of issuance cost and capped call option	—	2,925	—	—
Direct financing costs paid	—	(10)	—	—
Proceeds from ADS lending	—	0	—	—
Net cash (used in) provided by financing activities	(266)	4,536	4,248	618
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	14	(34)	(24)	(3)
Net increase in cash and cash equivalents, and restricted cash	1,638	720	928	136
Cash, cash equivalents and restricted cash at the beginning of the year	1,598	3,236	3,956	575
Cash, cash equivalents and restricted cash at the end of the year	3,236	3,956	4,884	711
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	9	187	239	35
Income taxes paid	184	380	613	89
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	453	613	688	100
Consideration payable for business acquisition	173	118	40	6
Purchase of intangible assets included in payables	7	6	5	1
Reimbursement of government zoning included in receivables	3	2	—	—
Issuance of ordinary shares for acquisition of AccorHotels (Note 3)	1,144	—	—	—
Cash dividends declared in payables	—	—	658	96

The accompanying notes are an integral part of these consolidated financial statements.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 and 2018

(Renminbi in thousands, except share data and per share data,

unless otherwise stated)

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES

Huazhu Group Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries and variable interest entities (the “Group”) are to develop leased and owned, manachised and franchised hotels under the “Joya Hotel”, “Crystal Orange”, “Blossom Hill”, “Manxin Hotel”, “Orange Hotel Select”, “Orange Hotel”, “JI Hotel”, “Starway Hotel”, “HanTing Hotel”, “HanTing Premium”, “Elan Hotel” and “Hi Inn” brands in the People’s Republic of China (“PRC”). The Group also has the rights as master franchisee for “Mercure”, “Ibis” and “Ibis Styles”, and co-development rights for “Grand Mercure” and “Novotel”, in Pan-China region.

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

As of December 31, 2017 and 2018, the Group had 671 and 699 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically eight to ten years and are renewable upon mutual agreement between the Group and the franchisee. The Group also has some franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2017 and 2018, the Group had 2,874 and 3,309 manachised hotels in operation and 201 and 222 franchised hotels in operation, respectively.

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

As of December 31, 2017 and 2018, the Group consolidated two and six entities under VIE model, and the assets and liabilities of the consolidated VIEs are immaterial to the Group’s consolidated financial statements.

The Group evaluates its business activities and arrangements with the entities that operate the manachised and franchised hotels and the funds that it serves as general partner or fund manager to identify potential variable interest entities. Generally, these entities that operate the manachised and franchised hotels qualify for the business scope exception, therefore consolidation is not appropriate under the variable interest entity consolidation guidance. For the disclosure of significant non-consolidated variable interest entities, see Note7 Investments.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment and intangible assets, valuation allowance of deferred tax assets, purchase price allocation, impairment of goodwill, fair value measurement and impairment of investments, share-based compensation, estimates involved in the accounting for its customer loyalty program, and contingent liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

Restricted cash

Restricted cash mainly represents deposits used as security against borrowings and deposits restricted due to contract disputes or lawsuit.

Investments

Investments represent equity-method investments, equity investments with readily determinable fair values, equity investments without readily determinable fair values and available-for-sale debt securities.

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

Investments in equity securities that have readily determinable fair values (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value, with unrealized gains and losses from fair value changes recognized in net income in the consolidated statements of comprehensive income.

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment. Prior to the fiscal year of 2018, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

Debt securities that the company has no intent to hold till maturity or may sell the security in response to the changes in economic conditions are classified as available-for-sale debt securities. Available-for-sale debt securities are reported at fair value, with unrealized gains and losses (other than impairment losses) recognized in accumulated other comprehensive income or loss. Realized gains and losses on debt securities are recognized in the net income in the consolidated statements of comprehensive income. The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

As a result of the impairment analysis, the Group recorded an impairment of RMB3, nil and nil in 2016, 2017 and 2018, respectively.

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

Loan receivables

Loan receivables are measured at amortized cost with interest accrued based on the contract rate. The Group classified loan receivables as long-term or short-term investments according to their contractual maturity or expected holding time. The Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the life of loans on an individual basis based on the Group’s past experiences, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. A valuation allowance will be established for the loans unable to collect. No valuation allowance has been recorded in 2016, 2017 or 2018 based on the result of the assessment. The Group entered into entrusted loan agreements with certain franchisees with the typical terms to be two to three years and annual interest rates ranging from 8.0% to 8.5%, and with other un-related third-parties with the annual interest rates ranging from 6% to 12%.

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

Construction in progress represents leasehold improvements and property under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and depreciation commences when the asset is ready for its intended use.

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

Brand name is considered to have an indefinite life. Master brand agreement, acquired in Accor acquisition (Note 3), granted the Group certain franchise rights with initial term of 70 years, and can be renewed without substantial obstacles. As a result, the useful life is determined to be indefinite. The Group evaluates the brand name and master brand agreement each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group measures the impairment by comparing the fair value of brand name and master brand agreement with its carrying amount. If the carrying amount of brand name and master brand agreement exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Group measures the fair value of the brand name under the relief-from-royalty method, the master brand agreement under the multi-period excess earnings method. Management performs its annual brand name and master brand agreement impairment test on November 30.

Land use rights

Land use rights, which are all located in PRC, are recorded at cost and amortized on a straight-line basis over the remaining term of the land certificates, between 30 to 50 years. Amortization expense of land use rights for the years ended December 31, 2016, 2017 and 2018 amounted to RMB4, RMB5 and RMB5, respectively.

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

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the property and equipment exceed the future undiscounted net cash flows, and recognized an impairment loss of RMB151, RMB169 and RMB35 during the years ended December 31, 2016, 2017 and 2018, respectively.

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

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit is identified as a component for which discrete financial information is available and is regularly reviewed by management. All the acquired business has been migrated to the Group’s business, and the Group’s management regularly reviews operation data including industrial metrics of revenue per available room, occupancy rate, and number of hotels by scale/brand, rather than discrete financial information for the purpose of performance evaluation and resource allocation at brand level. The Company concluded that it had only one reporting unit, and therefore the goodwill impairment testing was performed on consolidation level. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized in general and administrative expenses for any excess in the carrying value of goodwill over the implied fair value of goodwill. Management performs its annual goodwill impairment test on November 30.

The Group had not recognized any goodwill impairment for years ended December 31, 2016, 2017 and 2018.

Revenue recognition

Revenue are primarily derived from products and services in leased and owned hotels, contracts of manachised and franchised hotels with third-party franchisees as well as activities other than the operation of hotel businesses.

Leased and owned hotel revenues

Leased and owned hotel revenues are primarily derived from the rental of rooms, food and beverage sales and other ancillary goods and services, including but not limited to souvenir, laundry, parking and conference reservation. Each of these products and services represents an individual performance obligation and, in exchange for these services, the Group receives fixed amounts based on published rates or negotiated contracts. Payment is due in full at the time when the services are rendered or the goods are provided. Room rental revenue is recognized on a daily basis when rooms are occupied. Food and beverage revenue and other goods and services revenue are recognized when they have been delivered or rendered to the guests as the respective performance obligations are satisfied.

Manachised and franchised hotel revenues

The manachised and franchised agreement contains the following promised services:

•   Intellectual Property (“IP”) license grant the right to access the Group’s hotel system IP, including brand names.

•  Pre-opening services include providing services (e.g., install IT information system and provide access to purchase platform, help to obtain operational qualification, and help to recruit and train employees) to the franchisees to assist in preparing for the hotel opening.

•  System maintenance services include providing standardization hotel property management system (PMS), central reservation system (CRS) and other internet related services.

•  Hotel management services include providing day-to-day management services of the hotels for the franchisees.

The promises to provide pre-opening services and system maintenance services are not distinct performance obligation because they are attendant to the license of IP. Therefore, the promises to provide pre-opening services and system maintenance services are combined with the license of IP to form a single performance obligation. Hotel management services forms a single distinct performance obligation.

Manachised and franchised hotel revenues are derived from franchise agreements where the franchisees are primarily required to pay (i) an initial one-time franchise fee, and (ii) continuing franchise fees, which mainly consist of (a) on-going management and franchise service fees, (b) central reservation system usage fees, system maintenance and support fees and (c) reimbursements for hotel manager fees.

Initial one-time franchise fee, is typically fixed and collected upfront and recognized as revenue over the term of the franchise contract. The Group does not consider this advance consideration to include a significant financing component, since it is used to protect the Group from the franchisees failing to adequately complete some or all of its obligations under the contract. These fees are typically collected upfront and are recognized as revenue over the term of the franchise contract.

On-going management and franchise service fees are generally calculated as a certain percentage of the room revenues of the franchised hotel. Generally, management and franchise service fees are due and payable on a monthly basis as services are provided and revenue is recognized over time as services are rendered.

Central reservation system usage fees, other system maintenance and support fees are typically billed and collected monthly along with base management and franchise fees, and revenue is generally recognized as services are provided.

Reimbursements for hotel manager fees, which cover the manachised hotel managers’ payroll, social welfare benefits and certain other out-of-pocket expenses that the Group incurs on behalf of the manachised hotels. The reimbursements are recognized over time within revenues for the reimbursement of costs incurred on behalf of manachised hotels.

Other Revenues

Other revenues are derived from activities other than the operation of hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels. Revenues from Hua Zhu mall are commissions charged from suppliers for goods sold through the platform and are recognized upon delivery of goods to end customers when its suppliers’ obligation is fulfilled. Revenues from IT products are recognized when goods are delivered and revenues from IT services are recognized when services are rendered.

Loyalty Program

Under the loyalty program the Group administers, members earn loyalty points that can be redeemed for future products and services. Points earned by loyalty program members represent a material right to free or discounted goods or services in the future. The loyalty program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. The Group is responsible for arranging for the redemption of points, but the Group does not directly fulfill the redemption obligation except at leased and owned hotels. Therefore, the Group is the agent with respect to this performance obligation for manachised and franchised hotels, and is the principal with respect to leased and owned hotels.

For leased and owned hotels, a portion of the leased and owned revenues is deferred until a member redeems points. The amount of revenue the Group recognize upon point redemption is impacted by the estimate of the “breakage” for points that members will never redeem in the Group’s owned and leased hotels.

For manachised and franchised hotels, the portion of revenue deferred by manachised and franchised hotels are collected by the Group which will be refunded upon redemption of points at manachised and franchised hotels. The estimated breakage for points earned in manachised and franchised hotels are recognized as manachised and franchised revenue for each period. The Group estimates breakage based on the Group’s historical experience and expectations of future member behavior and will true up the estimated breakage at end of each period.

Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years which reflects the expected membership retention. Revenues recognized from membership fees were RMB145, RMB160 and RMB192 for the years ended December 31, 2016, 2017 and 2018, respectively, which amount were included in revenues from leased and owned hotel or revenues from manachised and franchised hotels depending on the type of hotels the membership was sold at.

Contract Balances

The Group’s payments from customers are based on the billing terms established in contracts. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is classified as a contract asset. Payments received in advance of performance under the contract are classified as current or non-current contract liabilities on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract.

PRC Value-Added Taxes and surcharges

Starting from May 2016, the accommodation services of the Group are subject to 6% of Value-Added Taxes.

The Group is subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB65, RMB91 and RMB103 for the years ended December 31, 2016, 2017 and 2018, respectively.

Government grants

Government grants represent cash received by the Group in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received and when all the conditions for their receipts have been satisfied. Government grants recognized were RMB83, RMB55 and RMB106 for the years ended December 31, 2016, 2017 and 2018, respectively, which were recorded as other operating income.

Leases

A lease of which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the initial lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent. As of December 31, 2017 and 2018, deferred rent of RMB50 and RMB71 were recorded as other current liabilities and RMB1,380 and RMB1,507 were recorded as long-term liabilities, respectively.

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

Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of comprehensive income.

The financial records of the Group’s subsidiaries are maintained in local currencies, which are the functional currencies.

Comprehensive income

Comprehensive income includes all changes in equity except for those resulting from investments by owners and distributions to owners and is comprised of net income, foreign-currency translation adjustments and unrealized securities holding gains (losses) recognized before the adoption of ASU No. 2016-01.

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

The Group’s financial instruments include cash and cash equivalent, restricted cash, loan receivables current and non-current portion, receivables, payables, short-term debts, long-term debts. The carrying amounts of these short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts and long-term loan receivables approximate their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates.

As of December 31, 2017 and 2018, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

			Fair Value Measurements at Reporting Date Using
Years Ended December 31,	Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2017	Equity securities with readily determinable fair value	1,037	1,037
2017	Available-for-sale debt securities	346		346
2018	Equity securities with readily determinable fair value	4,111	4,111
2018	Available-for-sale debt securities	320		320

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the years ended December 31, 2016, 2017 and 2018:

			Fair Value Measurements at Reporting Date Using
Years Ended December 31,	Description	Fair Value for Years Ended December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for the Year
2016	Property and equipment	21			21	151
2016	Equity-method investments	—			—	3
2017	Property and equipment	52			52	169
2018	Property and equipment	10			10	35

As a result of reduced expectations of future cash flows from certain leased hotels, the Group determined that the hotels property and equipment with a carrying amount of RMB172 RMB221 and RMB45 was not fully recoverable and consequently recorded an impairment charge of RMB151, RMB169 and RMB35 for the years ended December 31, 2016, 2017 and 2018, respectively. As a result of the impairment assessment, the Group determined that the long term investment amount with a carrying amount of RMB3, nil and nil was impaired as a result of the impairment assessment for the years ended December 31, 2016, 2017 and 2018, respectively.

Fair value of the property and equipment impairment testing was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its long-lived assets held and used and its reporting units are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable input used in the fair value measurement, which are 4% and 20%, respectively, for the years ended December 31, 2016, 2017 and 2018, respectively.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group’s judgement of likely future performance and will be adjusted in future periods based on the actual performance. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended December 31, 2016, 2017 and 2018, the Group recognized share-based compensation expenses of RMB55, RMB66 and RMB83, respectively, which was classified as follows:

	Years Ended December 31,
	2016	2017	2018
Hotel operating costs	13	20	27
Selling and marketing expenses	1	2	3
General and administrative expenses	41	44	53
Total	55	66	83

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

Segment reporting

The Group identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The Group’s chief operating decision maker has been identified as the chief executive officer. CODM regularly reviews the operation data, such as industrial metrics of revenue per available room, occupancy rate, and number of hotels by scale/brand, to assess the performance and allocate the resources at brand level. All the acquired business including Accor, Crystal Orange and Blossom Hill has been migrated to the Group’s business, and the Group operates and manages its business as a single segment. Therefore, the Group has one single operating segment.

The Group primarily generates its revenues from customers in the PRC. Substantially all of the Group’s long-lived assets are located in the PRC.

Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. As of December 31, 2018, under the repurchase plan, the Company had repurchased an aggregate of 3,096,764 ordinary shares on the open market for total cash consideration of RMB107. The repurchased shares were presented as “treasury shares” in shareholders’ equity on the Group’s consolidated balance sheets.

Recently Issued Accounting Pronouncements

Adopted Accounting Standards

The Group adopted the ASU 2014-09 and all related ASUs (collectively, the “new revenue standards”) on January 1, 2018 utilizing the full retrospective basis in the consolidated financial statements, which required the Group to adjust each prior reporting period presented. The adoption of new revenue standards impacted the timing of revenue recognition related to initial one-time franchise fee from upon the opening of hotels to over the term of the franchise contract. In addition, the adoption of new revenue standards also impacted the accounting of the loyalty program. Under previous guidance, the Group adopted the incremental cost model to account for customer loyalty program. The estimated incremental costs, net of the reimbursement received from the franchisees, were accrued and recorded as accruals for customer loyalty program as members accumulate points and were recognized as cost and expense in the accompanying consolidated statements of comprehensive income. Upon adoption of new revenue standards, loyalty program is considered a separate performance obligation and the consideration allocated to the loyalty program are recognized as revenue upon point redemption, net of any cost paid to the franchisees and other third parties. The impact of the changes made to the Group’s consolidated financial statements as a result of the adoption of new revenue standards was as follows:

	Years Ended December 31,
		2016			2017
	As Reported	Effect of the Adoption of New Revenue Standards	As Adjusted	As Reported	Effect of the Adoption of New Revenue Standards	As Adjusted
Revenues:
Leased and owned hotels	5,212	27	5,239	6,343	(5)	6,338
Manachised and franchised hotels	1,412	7	1,419	1,787	64	1,851
Total revenues	6,655	34	6,689	8,170	59	8,229
Net revenues	6,539	34	6,573	8,170	59	8,229
Operating costs and expenses:
Hotel operating costs	4,932	2	4,934	5,674	1	5,675
Selling and marketing expenses	146	63	209	215	70	285
Total operating costs and expenses	5,650	65	5,715	6,803	71	6,874
Income from operations	872	(31)	841	1,438	(12)	1,426
Income before income taxes	1,078	(31)	1,047	1,609	(12)	1,597
Income tax expense	287	(8)	279	360	(3)	357
Net income	797	(23)	774	1,237	(9)	1,228
Net income attributable to Huazhu Group Limited	805	(23)	782	1,237	(9)	1,228

Earnings per share:
Basic	2.92		2.84	4.43		4.40
Diluted	2.84		2.76	4.24		4.21

	December 31, 2017
	As Reported	Effect of the Adoption of New Revenue Standards	As Adjusted
Deferred tax assets	326	80	406
Total assets	17,428	80	17,508
Deferred revenue — current	832	111	943
Accrued expenses and other current liabilities	1,265	(16)	1,249
Deferred revenue - noncurrent	172	226	398
Total liabilities	10,953	321	11,274
Retained earnings	2,754	(241)	2,513
Total equity	6,475	(241)	6,234
Total liabilities and equity	17,428	80	17,508

In January 2016, the FASB issued ASU No. 2016-01, which improves the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group adopted the ASU effective January 1, 2018. The unrealized gains (losses), net of tax, on the available-for-sale securities of RMB41 were reclassified from accumulated other comprehensive income to retained earnings as of January 1, 2018.

In November, 2016, the FASB issued ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. Under ASU 2016-18, restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. This ASU should be applied retrospectively and becomes effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, but early adoption is permitted. As a result of this update, restricted cash are included within cash and cash equivalents on the statements of consolidated cash flows. The Group adopted the ASU effective January 1, 2018. The balance of restricted cash of the Group of RMB361, RMB1 and RMB481 million are included within the beginning balance of cash, cash equivalents, and restricted cash on the statements of consolidated cash flows for the year ended December 31, 2016, 2017 and 2018, respectively.

In June, 2018, the FASB issued ASU 2018-07, which simplifies aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation. The ASU is effective for public business entities for fiscal years beginning after December 15, 2018. The Group’s early adoption of this ASU in the year ended December 31, 2018 had no material impact on the Group’s consolidated financial statements.

Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities with certain practical expedients available on the balance sheet and disclosing key information about leasing arrangements. The accounting for lessors remains largely unchanged. Subsequent to ASU 2016-02, the FASB issued related ASUs, including ASU No. 2018-11 (“ASU 2018-11”), Leases (Topic 842): Targeted Improvements, which provides for another transition method in addition to the modified retrospective approach required by ASU 2016-02. This option allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative adjustment to the opening balance of retained earnings in the period of adoption. The provisions of ASU 2016-02, and all related ASUs, are effective for interim periods and fiscal years beginning after December 15, 2018, with early adoption permitted. The Group expect to adopt ASU 2016-02 utilizing the optional transition approach allowed under ASU 2018-11 and applying the package of practical expedients beginning January 1, 2019. By applying ASU 2016-02 at the adoption date, as opposed to at the beginning of the earliest period presented, the reporting for periods prior to January 1, 2019 will continue to be reported in accordance with Leases (Topic 840). The Group expects material changes to its consolidated balance sheet. On January 1, 2019, the Group expects to recognize right-of-use lease assets in the range of RMB19 billion to RMB22 billion and related lease liabilities in the range of RMB20 billion to RMB23 billion for operating leases. As a result of adoption, the Group will reclassify from assets and liabilities approximately RMB1 billion, net to right-of-use lease assets which has been factored into the range above. The Group does not believe the standard will materially affect the consolidated statements of income or consolidated statements of cash flows. The standard will have no impact on the debt covenant compliance under the current agreements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other”, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, the ASU clarifies the requirements for excluding and allocating foreign currency translation adjustments to reporting units in connection with an entity’s testing of reporting units for goodwill impairment. The ASU also clarifies that an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. For public business entities, the ASU is effective prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact on the consolidated financial statements.

In June 2016, the FASB released Accounting Standards Update No.2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaces the existing impairment model for most financial assets from an incurred loss impairment model to a current expected credit loss model, which requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. ASU 2016-13 also requires credit losses relating to AFS debt securities to be recognized through an allowance for credit losses. The provisions of ASU 2016-13 are to be applied using a modified retrospective approach and are effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2016-13.

In August 2018, the FASB released Accounting Standards Update No. 2018-13 (“ASU 2018-13”), Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements on fair value measurements. The provisions of ASU 2018-13 are to be applied using a prospective or retrospective approach, depending on the amendment, and are effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. The Group is still evaluating the impact of adopting ASU 2018-13.

In August 2018, the FASB released Accounting Standards Update No. 2018-15 (“ASU 2018-15”), Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The provisions of ASU 2018-15 are to be applied using a prospective or retrospective approach and are effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2018-15.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB6.8755, on December 31, 2018, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2018, or at any other rate.

3.             ACQUISITIONS

(i) In January 2016, the Group completed the transaction of strategic alliance with AccorHotels (“Accor”). Pursuant to the master purchase agreement, the Group acquired 100% equity interest of certain wholly-owned subsidiaries of Accor engaged in the business of owning, leasing, franchising, operating and managing hotels under Accor brands in the midscale and economy market in the PRC, Taiwan and Mongolia, as well as a non-controlling stake of 28% for Accor Luxury and Upscale hotel operating platform, held by AAPC Hotel Management Limited (“AAPC LUB”) in Greater China. The total consideration consists of consideration amounted to RMB1,144, which was measured at the market price of the 24,895,543 ordinary shares on the issuance date and cash consideration of RMB120.

The net revenue and net income of the acquiree included in the consolidated statements of operations for the year ended December 31, 2016 were RMB153 and RMB64, respectively.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2016	Amortization Period
Current assets	207
Property and equipment	311	5-30 years
Favorable leases	3	remaining lease terms
Master brand agreement	192
Land use rights	150	remaining contracts terms
Long-term investments	418
Goodwill	63
Other noncurrent assets	2
Current liabilities	(39)
Deferred tax liabilities	(43)
Total	1,264

(ii) On May 25, 2017, the Group completed the acquisition of 100% of the equity interest of Crystal Orange Hotel Holdings Limited (the “Crystal Orange”) engaged in the business of owning, leasing, franchising, operating and managing hotels under Crystal Orange brands in the midscale market in the PRC, with an aggregated consideration in cash of approximately RMB3,765.

The net revenue and net income of the acquiree included in the consolidated statements of operations for the year ended December 31, 2017 were RMB777 and RMB100, respectively.

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

	Years Ended December 31,
	2016	2017
Pro forma net revenue	7,508	8,630
Pro forma net income	835	1,267

The Group incurred transaction cost of RMB46 for the acquisition, which was expensed in 2017. In addition, Crystal Orange incurred certain costs directly attributable to the business combination including RMB256 related to the consultation services agreements and option cancellation agreement. These expenses are non-recurring in nature, and were eliminated from the calculation of pro forma net income above.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2017	Amortization Period
Current assets	137
Property and equipment	842	3-20 years
Favorable leases	91	remaining lease terms
Franchise agreement	58	remaining contract terms
Brand Name	1,142	indefinite life
Goodwill	2,093
Other noncurrent assets	131
Current liabilities	(222)
Noncurrent liabilities	(180)
Deferred tax liabilities	(323)
Noncontrolling interest	(4)
Total	3,765

 (iii) In August, 2018, the Group completed the acquisition of 83% equity interest of Blossom Hill Hotel Investment Management (Kunshan) Co., Ltd. (the “Blossom Hill”). Blossom Hill was engaged in the business of owning, leasing, franchising, operating and managing hotels under Blossom Hill brand in the upscale market in the PRC. The aggregated consideration RMB536 consisted of RMB463 cash consideration transferred and RMB73 implied fair value of the 11% equity interest originally owned by the Group. The previously held 11% equity interest that was accounted for using cost method was remeasured to fair value on the acquisition date, resulting in a gain of RMB13 recognized in investment income.

The net revenue and net loss of the acquiree included in the consolidated statements of operations for the year ended December 31, 2018 were RMB30 and RMB15, respectively.

The following table summarizes unaudited pro forma results of operation for the years ended December 31, 2017 and 2018 assuming that the acquisition occurred as of January 1, 2017. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2017.

	Years Ended December 31,
	2017	2018
Pro forma net revenue	8,331	10,124
Pro forma net income	1,214	701

The transaction cost for the acquisition was immaterial.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2018	Amortization Period
Current assets	84
Property and equipment	187	3-20 years
Favorable leases	7	remaining lease terms
Unfavorable leases	(1)	remaining lease terms
Franchise agreement	25	remaining contract terms
Brand name	170	indefinite life
Goodwill	365
Land use rights	10
Deferred tax assets	12
Current liabilities	(105)
Noncurrent liabilities	(18)
Deferred tax liabilities	(50)
Noncontrolling interest	(150)
Total	536

In August 2018, the Group purchased 11% noncontrolling interest from several minority shareholders for total cash consideration of RMB73. The purchase of the noncontrolling interest is treated as an equity transaction. As of December 31, 2018, the Group owns 94% equity interest of Blossom Hill in total.

(iv) During the years ended December 31, 2016, 2017 and 2018, the Group acquired two individual hotels, two individual hotels, and two individual hotels for total cash consideration of RMB3, nil and RMB7, respectively. The business acquisitions were accounted for under purchase accounting. The assets and liabilities of these acquired hotels were immaterial to the consolidated financial statements.

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes. In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. All the acquired business has been migrated to the Group’s business. The Group concluded that it had only one reporting unit. Accordingly, goodwill is allocated to one single reporting unit.

4.             REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present our revenues disaggregated by the nature of the product or service:

	Years Ended December 31,
	2016	2017	2018
Room revenues	4,781	5,842	6,894
Food and beverage revenues	218	249	304
Others	240	247	272
Leased and owned hotels revenue	5,239	6,338	7,470
Initial one-time franchise fee	56	59	79
On-going management and service fees	589	759	983
Central reservation system usage fees, other system maintenance and support fees	308	436	630
Reimbursements for hotel manager fees	321	371	455
Other fees	145	226	380
Manachised and franchised hotels revenue	1,419	1,851	2,527
Other revenues	31	40	66
Total revenues	6,689	8,229	10,063

Contract Balances

Our contract assets are insignificant at December 31, 2017 and December 31, 2018.

	As of December 31,
	2017	2018
Current contract liabilities	943	1,005
Long-term contract liabilities	398	458
Total contract liabilities	1,341	1,463

The contract liabilities balances above, as of December 31, 2017 and 2018 were comprised of the following:

	As of December 31,
	2017	2018
Initial fees received from franchisees owners	553	674
Cash received for membership fees and not recognized as revenue	305	357
Advances received from customers	425	374
Deferred revenue related to the loyalty program	58	58
Total	1,341	1,463

We recognized revenues that were previously deferred as contract liabilities of RMB445 and RMB468 during the years ended December 31, 2017 and 2018, respectively.

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31,2018, we had RMB58 of deferred revenues related to unsatisfied performance obligations under HUAZHU Rewards that will be recognized as revenues when the points are redeemed, which we estimate will occur over the next two years. We had RMB674 of deferred revenues related to initial fees received from franchisees owners are expected to be recognized as revenues over the remaining contract periods over one to ten years. Additionally, we had RMB357 of deferred revenues related to membership fees that are expected to be recognized as revenues over the remaining membership life, which is estimated to be one to five years. We also had RMB374 of deferred revenues related to advances received from customers, which are expected to be recognized as revenues in future periods over the terms of the related contracts.

We did not estimate revenues expected to be recognized related to our unsatisfied performance for the following:

•                  Revenues related to on-going management and franchise service fees, as they are considered sales-based royalty fees.

•                  Revenues related to central reservation system usage fees, other system maintenance and support fees, and reimbursement for hotel manager fee, as the related revenues from the satisfaction of these performance obligations is recognized when the Group is entitled to invoice the amount.

5.             PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2017	2018
Cost:
Buildings	247	247
Leasehold improvements	6,453	7,389
Furniture, fixtures and equipment	1,034	1,162
Motor vehicles	1	1
	7,735	8,799
Less: Accumulated depreciation	(3,707)	(4,344)
	4,028	4,455
Construction in progress	495	563
Property and equipment, net	4,523	5,018

Depreciation expense was RMB674, RMB753 and RMB847 for the years ended December 31, 2016, 2017 and 2018, respectively.

The Group occasionally demolishes certain leased hotels due to local government zoning requirements, which typically results in receiving compensation from the government.

6.             INTANGIBLE ASSETS, NET AND UNFAVORABLE LEASE

Intangible assets, net consist of the following:

	As of December 31,
	2017	2018
Intangible assets with indefinite life:
Brand name (Note 3)	1,170	1,340
Master brand agreement (Note 3)	192	192
Intangible assets with definite life:
Franchise agreements	70	95
Non-compete agreement	0	0
Favorable lease agreements	256	278
Purchased software	65	69
Total	1,753	1,974
Less: Accumulated amortization	(109)	(140)
Total	1,644	1,834

Unfavorable lease

	As of December 31,
	2017	2018
Unfavorable lease agreements	4	3
Less: Accumulated amortization	(3)	(2)
Unfavorable lease agreements, net	1	1

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

Amortization expense of intangible assets for the years ended December 31, 2016, 2017 and 2018 amounted to RMB17, RMB31 and RMB39, respectively.

The annual estimated amortization expense for the above intangible assets and unfavorable lease excluding brand name and master brand agreement for the following years is as follows:

	Amortization for Intangible Assets	Amortization for Unfavorable Lease	Net Amortization
2019	37	0	37
2020	35	0	35
2021	34	0	34
2022	32	0	32
2023	30	0	30
Thereafter	134	1	133
Total	302	1	301

7.             INVESTMENTS

The investments as of December 31, 2017 and 2018 were as follows:

	As of December 31,
	2017	2018
Equity securities with readily determinable fair values:
Accor	780	3,816
Other marketable securities	257	295
Equity securities without readily determinable fair values:
OYO	66	66
Mobike	67	—
BJ GOOAGOO/GOOAGOO	60	—
Blossom Hill (Note 3)	60	—
Other equity securities without readily determinable fair values	103	113
Equity-method investments:
AAPC LUB	478	461
Hotel related funds	56	503
Shared office management entities	148	111
China Young	41	34
Cjia/Cjia Group	—	298
China Hospitality JV	—	117
BJ GOOAGOO/GOOAGOO	—	52
Other investments	30	55
Available-for-sale debt securities:
Cjia/Cjia Group	246	220
CREATER	100	100
Total	2,492	6,241

Equity securities with readily determinable fair values:

In 2017 and 2018, the Group purchased 2,309,981 and 10,782,131 ordinary shares of Accor, a hotel group listed in Paris stock exchange, from open market. As of December 31, 2018, the Group accumulatively hold 13,092,112 shares of Accor, which accounts for less than 5% of Accor’ total outstanding shares where the Group does not have the ability to significantly influence the operations of this entity. In 2018, along with the adoption of ASU 2016-01, the Group recognized unrealized losses from fair value changes of Accor of RMB794.

At December 31, 2017 and December 31, 2018, the Group had RMB257 and RMB295, respectively, of other marketable securities, which represent investments in entities in hospitality or related industries where the Group do not have the ability to significantly influence the operations of these entities. In 2018, the Group recognized unrealized losses from fair value changes of other marketable securities of RMB120.

Equity securities without readily determinable fair values:

In September 2017, the Group purchased approximately 1% equity interest of Oravel Stays Private limited (“OYO”), an India leading hospitality company. The Group accounted the investment as equity securities without readily determinable fair values since the Group does not have the ability to exert significant influence over OYO.

In January 2017, the Group purchased 1,316,205 preferred shares and invested in convertible notes with principal amount of US$5.0 million and interest rate of 8% of Mobike Ltd. (“Mobike”), a Chinese bike-sharing company. As of December 31, 2017, the Group had less than 1% equity interest of Mobike. The Group accounted the investment at cost method prior to 2018. Along with the adoption of ASC 2016-01, the Group accounted it as equity securities without readily determinable fair values. In 2018, the Group disposed all the Mobike preferred shares and recognized a gain of RMB55.

Other equity securities without readily determinable fair values included several insignificant investments in certain privately-held companies.

Equity-method investments:

In January 2016, the Group acquired approximately 28% equity interest in AAPC LUB (Note 3). The Group accounted for the investment in AAPC LUB under equity-method as the Group has the ability to exert significant influence. The Group recognized investment income of RMB31 and RMB43 in income (loss) from equity method investments in 2017 and 2018, respectively. In 2018, the Group received cash dividend from AAPC LUB of RMB60 which was recognized as a return on investment.

As of December 31, 2017 and 2018, the Group had RMB56 and RMB503, respectively, of investments in hotel related funds. Those funds were VIEs and were managed by or power shared with un-related third-parties. However, the Group determined that they were not the primary beneficiary of those VIEs since the Group did not have the power to direct the activities of these VIEs that most significantly impacted its economic performance. The Group accounted for the investment under equity-method. The Group recognized investment loss of nil and RMB28 in income (loss) from equity method investments in 2017 and 2018, respectively. The maximum potential financial statement loss the Group could incur if the investment funds were to default on all of their obligations is the loss of value of the interests in such investments of RMB503 that the Group holds as of December 31, 2018.

In 2016, the Group sold its subsidiary, Chengjia Hotel Management Co., Ltd. to Chengjia (Shanghai) Apartment Management Co., Limited (“Cjia”), the Group’s equity investee. As a result, the Group recognized a gain of RMB50 in other income in 2016. As of December 31, 2016, the Group had approximately 23% equity interest of Cjia and a sixty-month convertible note with original value of RMB52. In 2017, the Group invested in Cjia for convertible notes totaled RMB200. With the injection from an unrelated investor to Cjia, the Group recognized gain on deemed disposal of RMB40 in other income in 2017. As of December 31, 2017, the Group had approximately 17% equity interest and three convertible notes with original value totaled RMB252 of Cjia. The Group accounted for the equity investment in Cjia under equity-method as the Group has the ability to exert significant influence. The convertible notes are recorded as available-for-sale debt securities. In 2018, Cjia completed its restructuring, and accordingly the Company’s equity interest of 17% in Cjia was transformed to be the Group’s equity interest of 17% in China Cjia Group Limited (“Cjia Group”). In addition, the Group made further investment in preferred shares of Cjia Group of US$45 million in 2018. Meanwhile, the convertible notes of Cjia could be replaced by converted notes of Cjia Group in the next four years. The Group recognized investment loss of RMB25, RMB33 and RMB38 in income (loss) from equity method investments in 2016, 2017 and 2018, respectively. Loss from equity method investments reduced the cost of equity-method investment to zero and further adjusted the carrying amount of convertible notes and preferred shares.

In 2018, the Group partnered with an unrelated third party investor to form China Hospitality JV, Ltd. (“China Hospitality JV”), of which the Group holds 20% equity interest. The business of China Hospitality JV was to acquire and operate two hotel properties. As of December 31, 2018, the Group had approximately 20% equity interest of China Hospitality JV. The Group accounted for the investment in China Hospitality JV under equity-method as the Group has the ability to exert significant influence. The Group recognized investment loss of RMB11 in income (loss) from equity method investments in 2018.

In 2014, the Group purchased approximately 8% equity interest in Beijing GOOAGOO Technology Service Co., Ltd. (“BJ GOOAGOO”), a high-tech service provider for Offline-To-Online data processing and platform operation. After restructuring of BJ GOOAGOO and further investment of the Group in 2015 and 2016, as of December 31, 2017, the Group had approximately 19% equity interest of in Gooagoo Group Holdings Limited (“GOOAGOO”). The Group accounted for the investment as equity securities without readily determinable fair values since the Group does not have the ability to exert significant influence over those companies. In 2018, the Group further invested in GOOAGOO. As of December 31, 2018, the Group had approximately 41% equity interest of in GOOAGOO and reclassified GOOAGOO from equity securities without readily determinable fair values to equity-method investments as the Group has the ability to exert significant influence through the increased voting power. The Group recognized investment loss of RMB14 in income (loss) from equity method investments in 2018.

Other investments included several insignificant equity investments in certain privately-held companies.

Available-for-sale debt securities:

In September 2017, the Group invested in Shanghai CREATER Industrial Co., Ltd. (“CREATER”), a staged office space company in China, for two-year convertible notes amounted RMB100 with an interest rate of 10% per year. The convertible notes with equity pledge are convertible upon satisfaction of certain conditions or at the option of the Group to ordinary shares in the last month before the expiration. The convertible notes are recorded as available-for-sale debt securities.

8.             GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2016, 2017 and 2018 were as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
Balance at January 1, 2016	113	(4)	109
Increase in goodwill related to acquisitions	63	—	63
Balance at December 31, 2016	176	(4)	172
Increase in goodwill related to acquisitions	2,093	—	2,093
Balance at December 31, 2017	2,269	(4)	2,265
Increase in goodwill related to acquisitions	365	—	365
Balance at December 31, 2018	2,634	(4)	2,630

9.             DEBT

The short-term and long-term debt as of December 31, 2017 and 2018 were as follows:

	As of December 31,
	2017	2018
Short-term debt:
Long-term bank borrowings, current portion	0	0
Short-term bank borrowings	131	948
Total	131	948

Long-term debt:
Long-term bank borrowings, non-current portion	1,895	5,603
Convertible senior notes	3,027	3,209
Total	4,922	8,812

Bank borrowings

In May 2017, the Group entered into an US$250 million term facility and US$250 million revolving credit facility agreement with several banks. The US$250 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan is Libor plus 1.75%. There are some financial covenants including interest coverage ratio, leverage and tangible net worth related to this facility and the Group was in compliance as of December 31, 2017 and 2018. The Group had drawn down US$250 million under the term facility agreement in 2017 and repaid nil in 2017 and 2018. For revolving credit facility agreement, the Group had drawn down US$250 million in May 2017 and fully repaid the amount in November 2017. The group had drawn down total US$370 million in succession under the revolving facility agreement and repaid US$ 120 million in 2018. The weighted average interest rate of borrowings drawn under this agreement was 3.04% and 3.93% for the years ended December 31, 2017 and 2018, respectively.

In February 2018, the Group entered into a three-year term facility agreement under which the Group can borrow up to EUR260 million within 30 London business days. The interest rate on the loan for each interest period is the aggregate of the applicable EURIBOR and a spread of 1.70%. The Group had pledged 13,092,112 shares of Accor the Group acquired from open market in 2017 and 2018 as collateral. The loan contains certain financial covenants including debt ratio and the value of pledged shares and the Group was in compliance as of December 31, 2018. The Group had drawn down EUR241 million under the term facility agreement in 2018 and repaid nil. The weighted average interest rate of borrowings drawn under this agreement was 1.70% for the year ended December 31 2018.

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

In 2017, proceeds to the Company were RMB3,093 (equivalently US$467 million), net of issuance costs of RMB54 (equivalently US$8 million).

ADS Lending Arrangement

Concurrent with the offering of the Notes, the Company entered into ADS lending agreements with the affiliates of the initial purchasers of the Notes (“ADS Borrowers”), pursuant to which the Company lent to the ADS Borrowers 2,606,278 ADSs (the “Loaned ADSs”) at a price equal to par, or $0.0004 per ADS (“ADS lending arrangement”). The purpose of the ADS lending arrangements is to facilitate privately negotiated transactions in which the ultimate holders of the Notes may elect to hedge their investment in the related notes. As of December 31, 2017 and 2018, the outstanding number of Loaned ADSs was 2,606,278.

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

In accordance with FASB ASC Sub-topic 470-20, the Company has accounted for the ADS lending agreement initially at fair value and recognized it as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of RMB26 (equivalently US$4 million) were recorded on the issuance date with a corresponding increase to additional paid-in-capital. This debt issuance costs have also been amortized from the date of issuance to the put date of Notes, using the effective interest method.

In accordance with ASC Topic 470-20, although legally issued, the Loaned ADSs are not considered outstanding, and then excluded from basic and diluted earnings per share unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation. As of December 31, 2018, it is not probable that the ADS Borrower or the counterparty to the ADS lending arrangement will default.

Capped Call Options

In connection with the issuance of the Notes, the Company has entered into capped call option transactions with some of the initial purchasers or their affiliates (the “Option Counterparties”) to reduce the potential dilution to existing shareholders of the Company upon conversion of the Notes. The cap price of the capped call transactions will initially be US$221.31 per ADS, subject to adjustment under the terms of the capped call transactions. The total premium paid by the Company for the capped call transactions was RMB177 (equivalently US$27 million) on the purchased date. The capped call option is classified in stockholders’ equity, recorded at the cost with no subsequent changes in fair value be recorded.

10.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2017	2018
Payable for business acquisitions	118	39
Liabilites related to customer loyalty program	138	154
Payable to noncontrolling interest holders	87	107
Payable to franchisees	418	698
Other payables	264	351
Accrued rental, utilities and other accrued expenses	174	187
Deferred rent, current	50	71
Total	1,249	1,607

From time to time, the Group receives cash advances from noncontrolling interest holders of hotels that are not wholly owned by the Group. Such advances are non-interest bearing and are payable within one year. Payable to franchisees mainly represents room charges received on behalf of franchisees and are payable within one year.

11.      HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Years Ended December 31,
	2016	2017	2018
Rents	1,871	2,059	2,406
Utilities	346	366	399
Personnel costs	1,089	1,388	1,663
Depreciation and amortization	677	773	869
Consumable, food and beverage	495	551	673
Others	456	538	466
Total	4,934	5,675	6,476

12.      PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Years Ended December 31,
	2016	2017	2018
Rents	67	192	221
Personnel costs	2	6	18
Others	3	8	16
Total	72	206	255

13.      SHARE-BASED COMPENSATION

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

As of December 31, 2018, the Group had granted 24,577,669 options and 23,795,090 nonvested restricted stocks.

Share options

No share options were granted during the years 2016, 2017 and 2018.

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	Years	US$’million
Share options outstanding at January 1, 2018	2,044,724	2.12
Forfeited	(32,019)	1.75
Exercised	(876,715)	2.42
Share options outstanding at December 31, 2018	1,135,990	1.89	0.91	30
Share options vested or expected to vest at December 31, 2018	1,125,336	1.87	0.89	30
Share options exercisable at December 31, 2018	1,099,720	1.81	0.83	29

As of December 31, 2018, total unrecognized compensation expense related to unvested share-based compensation arrangements was immaterial, which is expected to be recognized over a weighted-average period of 1.10 years.

During the years ended December 31, 2016, 2017 and 2018, 684,632, 609,224 and 876,715 options were exercised with an aggregate intrinsic value of RMB41, RMB77 and RMB194 respectively.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In 2016 and 2018, the Group granted 1,876,975 and 661,973 nonvested restricted stocks, respectively to senior officers and managers, each was in ten tranches with performance conditions. Each tranche is accounted for as a separate award with the same grant date, its own service inception date and requisite service period. The share-based compensation cost is recognized for each vesting tranche during the respective service period based on the estimated performance conditions at the service inception date. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years.

The following table summarized the Group’s nonvested restricted stock activity in 2018.

	Number of Restricted Stocks	Weighted Average Grant Date Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2018	12,492,570	5.86
Granted	1,708,980	27.51
Forfeited	(253,323)	8.63
Vested	(1,680,939)	5.75
Adjusted for performance conditions	(170,672)	4.89
Nonvested restricted stocks outstanding at December 31, 2018	12,096,616	8.89

As of December 31, 2018, there was RMB621 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 4.18 years.

The total fair value of nonvested restricted stocks vested in 2016, 2017 and 2018 was RMB123, RMB274 and RMB183, respectively.

14.      EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Years Ended December 31,
	2016	2017	2018
Net income attributable to ordinary shareholders — basic	782	1,228	716
Eliminate the dilutive effect of interest expense of convertible senior notes	—	5	40
Net income attributable to ordinary shareholders — diluted	782	1,233	756
Weighted average ordinary shares outstanding — basic	275,139,070	279,272,140	281,717,485
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	7,750,424	12,202,369	11,463,212
Dilutive effect of convertible senior notes	—	1,599,469	10,425,112
Weighted average ordinary shares outstanding — diluted	282,889,494	293,073,978	303,605,809
Basic earnings per share	2.84	4.40	2.54
Diluted earnings per share	2.76	4.21	2.49

For the years ended December 31, 2016, 2017 and 2018, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Years Ended December 31,
	2016	2017	2018
Outstanding employee options and nonvested restricted stocks	—	—	530,009

15. Cash Dividend

On October 23, 2017, the Group approved and declared a cash dividend of US$0.16 per ordinary share on its outstanding shares as of the close of trading on December 15, 2017. Such dividend of RMB295 was recorded as a reduction against retained earnings, and the dividend of RMB11 attributable to ADS issued under the ADS lending arrangement was recorded as a receivable in other current assets as of December 31, 2017 and had been received in January 2018.

On December 13, 2018, the Group approved and declared a cash dividend of US$0.34 per ordinary share on its outstanding shares as of the close of trading on January 2, 2019. Such dividend of RMB658 was recorded as dividends payable as of December 31, 2018, and fully paid in January 2019.

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

Singapore

China Lodging Holdings Singapore Pte. Ltd. is subject to Singapore corporate income tax at a rate of 17% in 2016, 2017 and 2018. No Singapore profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Singapore during the years presented.

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

Hanting Suzhou was entitled to a reduced tax rate of 15% as it was qualified as high and new tech enterprise. The high and new tech enterprise qualification was expired in September, 2017, resulting Hanting Suzhou subject to a uniform tax rate of 25% in 2017 and 2018.

Jizhu Information and Technology (Shanghai) Co., Ltd. (“Jizhu Shanghai”), which once called Mengguang Information and Technology (Shanghai) Co., Ltd, is a recognized software development entity located in Shanghai of PRC. Jizhu Shanghai is entitled to a two-year exemption and three-year 50% reduction tax holiday starting from the first profit making year after absorbing all prior years’ tax losses, and has entered into the first tax profitable year in 2014. Therefore, it applied tax exemption from 2014 to 2015, and tax rate of 12.5% from 2016 to 2018.

Tax expense (benefit) is comprised of the following:

	Years Ended December 31,
	2016	2017	2018
Current Tax	253	436	660
Deferred Tax	26	(79)	(91)
Total	279	357	569

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years Ended December 31,
	2016	2017	2018
PRC statutory tax rate	25%	25%	25%
Tax effect of non-deductible expenses and non-taxable income in determining taxable profit	3%	1%	15%
Effect of different tax rate of group entities operating in other jurisdictions	(1)%	1%	4%
Effect of change in valuation allowance	1%	—	(1)%
Effect of tax holiday	(3)%	(1)%	(3)%
Effect of cash dividends	3%	(1)%	5%
Effect of disposal of subsidiary	(1)%	—	1%
Effect of excess tax benefit of rewards	—	(3)%	(5)%
Effective tax rate	27%	22%	41%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years Ended December 31,
	2016	2017	2018
Aggregate amount	27	24	31
Per share effect—basic	0.10	0.09	0.11
Per share effect—diluted	0.10	0.08	0.10

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018
Deferred tax assets:
Net loss carryforward	140	181
Deferred revenue	159	186
Deferred rent	9	5
Long-term assets	130	149
Bad debt provision	4	6
Liabilities related to customer loyalty program	37	37
Accrued payroll	14	16
Other accrued expenses	21	14
Share-based compensation	13	17
Others	2	1
Valuation allowance	(123)	(107)
Total deferred tax assets	406	505
Deferred tax liabilities:
Favorable lease, building and land use rights-fair value adjustment	399	447
Capitalized interest	3	3
Unrealized gain for investment	7	7
Others	13	18
Total deferred tax liabilities	422	475

For the years ended December 31, 2017 and 2018, valuation allowance of RMB60 and RMB36 were provided, respectively, RMB3 and nil were added due to acquisition, respectively, RMB47 and RMB43 were reversed, respectively, and RMB8 and RMB9 were written off, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2018, the Group had tax loss carryforwards of RMB722, which will expire between 2019 and 2023 if not used.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. At December 31, 2017 and 2018, the Group had recorded liabilities for uncertain tax benefit of approximately RMB26 and RMB14 associated with the interests on intercompany loans, respectively. No interest or penalty expense was recorded for the years ended December 31, 2016, 2017 and 2018. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

	Years Ended December 31,
	2016	2017	2018
Balance at January 1	15	20	26
Addition for tax positions	5	6	(12)
Balance at December 31	20	26	14

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. If there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company, the income tax rate may be reduced. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. In 2018, the Group revised its dividend policy, and going forward the Group plans to maintain a moderate dividend distribution of approximately US$100 million a year from current year net income starting from 2018. In 2018, to facilitate the Company’s declaration of a cash dividend, PRC dividend withholding tax of RMB34 was accrued. As of December 31, 2018, the accrued PRC dividend withholding tax liability ending balance was RMB18. Other than these dividends distributions, the Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries, and therefore, no additional provision for PRC dividend withholding tax was accrued.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB0.1 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2014 through 2018 on non-transfer pricing matters, and from 2009 through 2018 on transfer pricing matters.

17.      MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB213, RMB264 and RMB321 for the years ended December 31, 2016, 2017 and 2018, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

18.      RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB277, RMB379 and RMB502 as of December 31, 2016, 2017 and 2018, respectively. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB2,777 at December 31, 2018 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2018, approximately RMB3,279 is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

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

Related Party	Nature of the Party	Relationship with the Group
Ctrip.com International, Ltd. (“Ctrip”)	Online travel services provider	Mr. Qi Ji is a director
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
Accor Hotels (“Accor”)	Hotel Group	Shareholder of the Group
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai CREATER Industrial Co., Ltd. (“CREATER”)	Staged office space company	Equity method investee of the Group
Shenzhen Hanmo Investment Fund Partnership LLP (“Hanmo”)	Hotel related fund	Equity method investee of the Group
China Hospitality JV, Ltd. (“China Hospitality JV”)	Property management company	Equity method investee of the Group

(a) Related party balances

Amounts due from related parties were mainly comprised of shareholder loans to Sheen Star, CREATER, Cjia Group, and Hanmo, which are short-term in nature and mainly payable on demand, and receivable for service fee from Accor, service fee and room charges withheld by Ctrip.

	As of December 31,
	2017	2018
Sheen Star	39	44
CREATER	27	40
Ctrip	32	34
Cjia Group	15	23
Hanmo	—	22
Accor	2	2
Others	3	11
Total	118	176

Amounts due to related parties were mainly comprised of payables for brand use fee, reservation fee and other service fee to Ctrip, and Accor, and cash received on behalf of Cjia Group and China Hospitality JV, which are short-term in nature and payable on demand.

	As of December 31,
	2017	2018
Ctrip	29	25
China Hospitality JV	—	25
Accor	7	8
Cjia Group	—	7
Others	1	10
Total	37	75

(b) Related party transactions

During the years ended December 31, 2016, 2017 and 2018, significant related party transactions were as follows:

	Years Ended December 31,
	2016	2017	2018
Commission expenses to Ctrip	44	77	61
Lease expenses to Ctrip	—	—	18
Brand use fee, reservation fee and other related service fee to Accor	6	11	18
Marketing and training fee from Ctrip	13	24	12
Service fee from Accor	4	8	14
Service fee from China Hospitality JV	—	—	10
Service fee from Sheen Star	—	—	2
Goods sold and service provided to Cjia Group	0	8	30
Interest income from Sheen Star	2	—	—
Interest income from Hanmo	—	—	7
Interest income from CREATER	—	—	10
Loan payment to Sheen Star	35	—	—
Loan payment to Cjia Group	—	85	—
Loan payment to CREATER	—	27	—
Loan from Cjia Group	—	—	103

In 2016, the Group sold its subsidiary Chengjia Hotel Management Co., Ltd. to Cjia for consideration of RMB10.

20.      COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

The Group has entered into lease agreements for certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2018 were as follows:

Year Ending December 31,
2019	2,854
2020	2,863
2021	2,777
2022	2,661
2023	2,548
Thereafter	15,669
Total	29,372

(b) Purchase Commitments

As of December 31, 2018, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB91, which is expected to be incurred within one year.

(c) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. As of December 31, 2016, the Group had several cases outstanding, including lease contract terminations and disputes, and construction contract disputes. The Group believed it was probable that settlement liabilities would be involved, and therefore accrued contingencies of RMB66 in other operating expense based on the terms of contract, laws and regulations and latest negotiation result. For the year ended December 31, 2017, the Group had settled several cases and undergoes new cases. Therefore, the Group reversed contingencies of RMB36 and further accrued RMB11 based on latest negotiation or arbitration result with the remaining accrued contingencies of RMB41. For the year ended December 31, 2018, the Group had settled several cases and undergoes new cases. Therefore, the Group reversed contingencies of RMB25 and further accrued RMB4 based on latest negotiation or arbitration result with the remaining accrued contingencies of RMB20. The Group does not believe that any other currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

HUAZHU GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS
(Renminbi in millions , except share and per share data , unless otherwise stated)

	As of December 31,
	2017	2018	2018
			US$’million
Assets
Current assets:
Cash and cash equivalents	557	695	101
Short-term investments	130	89	13
Other current assets	37	29	4
Total current assets	724	813	118
Other assets	33	11	2
Investment in subsidiaries	10,062	13,454	1,957
Long-term investments	780	—	—
Total assets	11,599	14,278	2,077
Liabilities and equity
Current liabilities:
Short-term debt	131	—	—
Dividends payable	—	658	96
Amount due to related parties	313	477	69
Accrued expenses and other current liabilities	35	54	8
Total current liabilities	479	1,189	173
Long-term debt	4,922	6,915	1,006
Total liabilities	5,401	8,104	1,179
Equity:
Ordinary shares(US$0.0001 par value per share; 8,000,000,000 shares authorized; 294,040,234 and 296,597,888 shares issued as of December 31, 2017 and 2018, and 280,518,358 and 283,076,012 shares outstanding as of December 31, 2017 and 2018, respectively)	0	0	0
Treasury shares (3,096,764 and 3,096,764 shares as of December 31 2017 and 2018, respectively)	(107)	(107)	(16)
Additional paid-in capital	3,624	3,713	540
Retained earnings	2,513	2,610	380
Accumulated other comprehensive income (loss)	168	(42)	(6)
Total equity	6,198	6,174	898
Total liabilities and equity	11,599	14,278	2,077

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
HUAZHU GROUP LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME
 (Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2016	2017	2018	2018
				US$’million
Operating costs and expenses:
General and administrative expenses	60	69	89	13
Total operating costs and expenses	60	69	89	13
Loss from operations	(60)	(69)	(89)	(13)
Interest income	0	2	1	0
Interest expense	10	87	198	29
Foreign exchange gain (loss)	15	(14)	17	2
Other income, net	70	7	50	7
Unrealized gain (loss) from fair value changes of equity securities	—	35	(45)	(6)
Income in investment in subsidiaries	767	1,354	980	143
Net income attributable to Huazhu Group Limited	782	1,228	716	104

Other comprehensive income
Unrealized securities holding gains (losses), net of tax of (2), (8) and nil for 2016, 2017 and 2018, respectively	16	1	—	—
Reclassification of realized gains to net income, net of tax	(68)	(5)	—	—
Foreign currency translation adjustments, net of tax of nil for 2016, 2017 and 2018, respectively	(13)	177	(169)	(25)
Comprehensive income	717	1,401	547	79

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
HUAZHU GROUP LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS
  (Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2016	2017	2018	2018
				US$’million
Operating activities:
Net income	782	1,228	716	104
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	55	66	83	12
Income in investment in subsidiaries	(767)	(1,354)	(980)	(143)
Investment (income) loss	(51)	(41)	46	7
Amortization of issuance cost of convertible notes	—	3	28	4
Changes in operating assets and liabilities:
Other current assets	1	(26)	8	1
Other assets	—	(33)	21	3
Accrued expenses and other current liabilities	(17)	26	18	3
Net cash provided by (used in) operating activities	3	(131)	(60)	(9)
Investing activities:
Investment in subsidiaries	—	(3,250)	—	—
Receipt of investment in subsidiaries	236	—	2,121	309
Purchase of long-term investments	(48)	(760)	(3,782)	(550)
Proceeds from sale of long-term investments	4	58	—	—
Purchase of short-term investments	—	(96)	—	—
Proceeds from sale of short-term investment	337	—	—	—
Net cash provided by (used in) investing activities	529	(4,048)	(1,661)	(241)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	12	9	14	2
Proceeds of advances from subsidiaries	0	90	149	22
Proceeds from short-term bank borrowings	282	136	—	—
Repayment of short-term bank borrowings	(333)	(294)	(128)	(19)
Proceeds from long-term bank borrowings	—	3,633	2,409	350
Repayment of long-term bank borrowings	—	(1,651)	(786)	(114)
Proceeds from issuance of convertible senior notes, net of issuance cost and capped call option	—	2,925	—	—
Debt financing costs paid	—	(10)	—	—
Proceeds from ADS lending	—	0	—	—
Dividends paid	(276)	(306)	—	—
Net cash (used in) provided by financing activities	(315)	4,532	1,658	241
Effect of exchange rate changes on cash and cash equivalents	36	(170)	201	29
Net increase in cash and cash equivalents, and restricted cash	253	183	138	20
Cash, cash equivalents and restricted cash at the beginning of the year	121	374	557	81
Cash, cash equivalents and restricted cash at the end of the year	374	557	695	101

The accompanying notes are an integral part of these consolidated financial statements

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
HUAZHU GROUP LIMITED
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

As of December 31, 2018, there are no material contingencies, mandatory dividend, and significant provision of long-term obligation or guarantee of the Company, except for those which have separately disclosed in the consolidated financial statements.

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

HUAZHU GROUP LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNT S

	Balance at Beginning of Year	Charge to Costs and Expenses	Addition Due to Acquisition	Charge Taken Against Allowance	Write off	Balance at End of Year
	(Renminbi in millions)
Allowance for doubtful accounts of accounts receivables and other receivables:
2016	6	1	7	—	(2)	12
2017	12	2	—	—	(3)	11
2018	11	10	4	—	(8)	17
Valuation allowance for deferred tax assets

2016	93	55	12	(17)	(28)	115
2017	115	60	3	(47)	(8)	123
2018	123	36	—	(43)	(9)	107

******