Form 20-F
period 2019-12-31
Huazhu Group Ltd
filed 2020-04-21
CIK 1483994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM

20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2019
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
No. 2266 Hongqiao Road
Changning District
Shanghai
200336
People’s Republic of
China
(
86
)
21 6195-2011
(Address of principal executive offices)
Teo Nee Chuan
Chief
Financial
Officer
Telephone:
+
86-21-6195-2011
E-mail:
TeoNeeChuan@huazhu.com
No. 2266 Hongqiao Road
Changning District
Shanghai
200336
People’s Republic of
China
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol ( s )	Name of Each Exchange on Which Registered
American Depositary Shares , each representing one ordinary share, par value US$0.0001 per share	HTHT	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 296,327,721 Ordinary Shares.

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
☐
    No
☐

i

ii

CERTAIN CONVENTIONS
Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB6.9618, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 17, 2020, the exchange rate was US$1.00 to 7.0711. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Unless otherwise indicated, in this annual report,
•	“ ADRs ” are to the American depositary receipts that may evidence our ADSs;

•	“ ADSs ” are to our American depositary shares, each representing one ordinary share;

•	“ China ” or the “ PRC ” are to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;

•	“ EUR ” and “Euro” refers to the legal currency of European Union;

•	“ leased hotels ” are to leased-and-operated hotels;

•	“ manachised hotels ” are to franchised-and-managed hotels;

•	“ Ordinary shares ” are to our ordinary shares, par value US$0.0001 per share;

•	“ RMB ” and “ Renminbi ” are to the legal currency of China;

•	“ US$ ” and “ U.S. dollars ” are to the legal currency of the United States; and

•	“
We
,” “
us
,” “
our company
,” “
our
” and “
Huazhu
” are to Huazhu Group Limited, formerly known as China Lodging Group, Limited, a Cayman Islands company, and its predecessor entities and subsidiaries, in the context of describing our operations and consolidated financial information, also include our variable interest entities (“VIEs”) and their subsidiaries.

All of our ADS related numbers contained in this annual report have retroactively reflected the four-for-one
ADS split that we effected in April 2018.
On January 1 2018, we adopted the new revenue recognition standards and all numbers for the years ended December 31, 2016 and 2017 in this annual report have been restated to reflect the adoption of Accounting Standards Update (“ASU”) No.
 2014-09,
Revenue from Contracts with Customers (Topic 606) (“ASU
2014-09”)
and its related ASUs using the full retrospective approach. Please see “Item 5. Operating and financial review and prospects – 5.A. Operating Results – Critical Accounting Policies – Revenue Recognition” for more information.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data
The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions, except share, per share and per ADS data)
Selected Consolidated Statement of Comprehensive Income Data:
Net revenues	5,775	6,573	8,229	10,063	11,212	1,611
Operating costs and expenses (1)	5,205	5,715	6,874	7,945	9,236	1,326
Income from operations	601	841	1,426	2,344	2,108	304
Income before income taxes	639	1,047	1,597	1,393	2,565	369
Net income	439	774	1,228	727	1,761	253
Net income attributable to Huazhu Group Limited	437	782	1,228	716	1,769	254

Earnings per share/ADS (2) :
Basic	1.74	2.84	4.40	2.54	6.22	0.89
Diluted	1.70	2.76	4.21	2.49	5.94	0.85
Weighted average number of shares used in computation:
Basic	250,533,204	275,139,070	279,272,140	281,717,485	284,305,138	284,305,138
Diluted	256,104,167	282,889,494	293,073,978	303,605,809	304,309,890	304,309,890

Notes:
(1)	Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Share-based compensation expenses	53	55	66	83	110	15

(2)	On May 25, 2018, we changed our ADS to ordinary share ratio from one ADS representing four ordinary shares to one ADS representing one ordinary share. Therefore, we recalculated previous years’ earnings per ADS using the new ratio.

The following table presents a summary of our selected consolidated balance sheet data as of December 31, 2015, 2016, 2017, 2018 and 2019:

	As of December 31,
	2015	2016	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,238	3,235	3,475	4,262	3,234	465
Restricted cash	361	1	481	622	10,765	1,546
Prepaid rent	430	446	660	955	—	—
Property and equipment, net	3,806	3,710	4,523	5,018	5,854	841
Intangible assets, net	145	343	1,644	1,834	1,662	239
Operating lease right-of-use assets	—	—	—	—	20,875	2,998
Long-term investments	344	1,064	2,362	6,152	1,929	277
Goodwill	108	172	2,265	2,630	2,657	382
Total assets	7,694	10,071	17,508	23,993	52,983	7,611
Accounts payable	585	585	766	890	1,176	169
Short-term debt	325	298	131	948	8,499	1,220
Operating lease liabilities, current	—	—	—	—	3,082	443
Long-term debt	—	—	4,922	8,812	8,084	1,161
Deferred rent-long-term	945	1,024	1,380	1,507	—	—
Operating lease liabilities, noncurrent	—	—	—	—	18,496	2,657
Deferred revenue	886	1,232	1,341	1,463	1,738	249
Total liabilities	4,253	4,887	11,274	17,674	45,483	6,533
Total equity	3,441	5,184	6,234	6,319	7,500	1,078

The following table presents a summary of our selected consolidated statements of cash flow data for the years ended December 31, 2015, 2016, 2017, 2018 and 2019:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Selected Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	1,763	2,066	2,453	3,049	3,293	473
Net cash used in investing activities	1,550	176	6,235	6,345	285	41
Net cash provided by (used in) financing activities	219	(266)	4,536	4,248	6,045	868

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
Our business and operations are primarily based in China and we depend on domestic business and leisure traveler customers for a significant majority of our revenues. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the Chinese economy and travel industry. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The growth rate of China’s GDP decreased from 2012 to 2016, and from 2018 to 2019. It is uncertain whether the growth of the Chinese economy will continue to slow down in the future. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services.
China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate is based on several current or emerging factors including: (i) overinvestment by the government and businesses and excessive credit offered by banks; (ii) a rudimentary monetary policy; (iii) excessive privileges to state-owned enterprises at the expense of private enterprises; (iv) the dwindling supply of surplus labor; (v) a decrease in exports due to weaker overseas demand; (vi) failure to boost domestic consumption; and (v) challenges resulting from international situations, especially the
US-China
trade war.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including sanctions against Russia over the Ukraine crisis since 2014, shadows of international terrorism spread by Islamic State of Iraq and al-Sham,
which has been particularly intensified since the Paris terror attacks in November 2015, the impact of the election of Donald Trump as President of the United States and the tax reform that he subsequently signed into law, the trade war between the United States and China and the Syrian airstrike in 2018, the tension between the United States and Iran in 2019, the impact of the United Kingdom leaving the European Union (the “EU”) and the outbreak of a novel strain of coronavirus (
“COVID-19”).
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
The lodging industry in China is highly fragmented. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate, including regional hotel groups such as BTG Homeinns, Jinjiang, as well as international hotel groups such as Marriot, Intercontinental, Accor and OYO. We also face competition from Airbnb and service apartments. New and existing competitors may offer more competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels and result in a decrease in occupancy and average daily rates for our hotels. Competitors may also outbid us for new leased hotel conversion sites, negotiate better terms for potential manachised or franchised hotels or offer better terms to our existing manachised or franchised hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels, especially given the increase in our hotel room rates to keep pace with inflation. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.
The coronavirus outbreak has adversely affected our financial and operating performance.
In December 2019,
COVID-19
was reported to have surfaced in Wuhan, China, which subsequently spread throughout China. The travel industry has been adversely affected by the outbreak of
COVID-19
since the beginning of 2020 due to reduced traveler traffic in China. In addition, after
COVID-19
was declared by the World Health Organization as a Public Health Emergency of International Concern on January 31, 2020, many foreign countries issued travel bans to China which further harmed the travel industry in China. These measures could slow down the development of the Chinese economy and adversely affect global economic conditions and financial markets. The Chinese government has also implemented strict nationwide containment measures against
COVID-19,
including travel restrictions, lock-downs of certain cities and hotel closures. Such containment measures negatively affected our hotels (both leased and owned hotels and manachised and franchised hotels)’ occupancy rate and revenue.

Since the outbreak of
COVID-19,
we have taken various preventative measures, such as intelligent non-contact
services, across our hotels to help protect our employees and customers. In addition to the timely delivery of hotel supplies arranged by our centralized procurement team, we have also offered temporary franchise fee reductions and have helped our franchisees to obtain low-interest
bank loans to meet their short-term working capital needs. We have also taken various cost and cash flow mitigation measures to counter the negative impact of
COVID-19
on our results of operations. Despite these efforts, our business operations and results in the first quarter of 2020 were adversely affected by COVID-19.
In addition, the closure of our hotels and lower occupancy rate during this period, as a result of the Chinese government’s containment measures mentioned above, may amount to an event of default under certain of our banking arrangements. As of the date of this annual report, we have obtained the required waiver and will continue to work with all relevant parties to seek waivers wherever required. However, there is no guarantee that we will be able to obtain such waivers in the future when required.
Moreover, we completed the acquisition of Steigenberger Hotels Aktiengesellschaft, Germany (“Deutsche Hospitality”) in January 2020. As
COVID-19
spreads globally, the operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. In order to contain the spread of
COVID-19,
local governments in Europe have introduced policies to discourage tourism, and a number of our Deutsche Hospitality hotels have to be temporarily closed.
In addition, if any of our employees or customers is suspected of having contracted or has contracted COVID-19 while he or she has worked or stayed in our hotels, we may under certain circumstances be required to quarantine our employees that are affected and the affected areas of our premises. The significant decline in revenues for most hotels also increases the probability that franchisees will be unable to fund working capital and to repay or refinance indebtedness, which may cause our franchisees to declare bankruptcy. Such bankruptcies may result in termination of our franchise agreements and eliminate our anticipated income and cash flows. Moreover, bankrupted franchisees may not have sufficient assets to pay termination fees, other unpaid fees, reimbursements or unpaid loans owed to us.
Our businesses have been significantly impacted by the global outbreak of

COVID-19

and began to experience operating losses and negative operating cash flows in the first quarter of 2020. If the situation deteriorates, we may even need to close down certain of our hotels. Also, we may be required to test our property and equipment, intangible assets or goodwill for impairments due to reduced revenues or negative cash flows. As a result, significant non-cash impairment may be charged to our results of operations. As

COVID-19

continues to spread, its overall impact on our business and results of operations is unknown at this time. The potential downturn brought by and the duration of the

COVID-19

may be difficult to assess or predict where actual effects will depend on many factors beyond our control. To the extent COVID-19 adversely affects our business and financial results, it may also heighten some of the other risks described in this “Risk Factors” section.
Seasonality of our business and national or regional special events may cause fluctuations in our revenues, cause our ADS price to decline, and adversely affect our profitability
The lodging industry is subject to fluctuations in revenues due to seasonality and national or regional special events. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year. We typically have a lower RevPAR in the fourth quarter, as compared to the second and third quarters, due to reduced travel activities in the winter. In addition, national or regional special events that attract large numbers of people to travel may also cause fluctuations in our operating results in particular for the hotel locations where those events are held. For example, the 2016 G20 Hangzhou summit led to the decreased occupancy rates for our hotels in Hangzhou in September 2016. The 19 th
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
The operation of each of our leased and owned hotel goes through three stages: development, ramp-up
and mature operations. During the development stage, leased and owned hotels incur pre-opening
expenses generally ranging from approximately RMB1.5 million to RMB20.0 million per hotel.
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
Our hotel group has been growing rapidly since we began migrating to our current business of operating and managing a multi-brand hotel group. In 2007, we launched our economy hotel product,
HanTing Express Hotel
, which was subsequently rebranded as
HanTing Hotel
, and our midscale limited service hotel product,
HanTing Hotel
, which was subsequently rebranded first as
HanTing Seasons Hotel
and then as
JI Hotel
. In May 2012, we completed the acquisition of a 51% equity interest in Starway Hotels (Hong Kong) Limited, or Starway HK, and in December 2013, we acquired the remaining 49% equity interest of Starway HK from
C-Travel.
We have retained the
Starway Hotel
brand. In addition, we launched
Manxin Hotels & Resorts
in October 2013, which was subsequently rebranded as
Manxin Hotel
,
Joya Hotel
, a new hotel brand targeting the upscale market, in December 2013 and
Elan Hotel
, a new economy hotel brand, in September 2014. In January 2016, we completed strategic alliance transactions with Accor S.A. (“Accor”) to join forces in the
Pan-China
region to develop Accor brands and to form an extensive and long-term alliance with Accor. In May 2017, we completed the acquisition of all of the equity interests in Crystal Orange Hotel Holdings Limited (“Crystal Orange”), which holds hotels under the brands of
Crystal Orange Hotel
and
Orange Hotel
. In August 2018, we completed the acquisition of 83% equity interest of Blossom Hill Hotel Investment Management (Kunshan) Co., Ltd. (the “Blossom Hill”), which was engaged in the business of operating and managing hotels under the brand of
Blossom Hill Hotels & Resorts
in the upscale market in the PRC. We launched
Madison Hotel
brand and
Grand Madison Hotel
brand in 2019. In 2020, we merged
Grand Madison Hotel
brand into
Madison Hotel
brand. In January 2020, we completed the acquisition of all of the equity interests in Deutsche Hospitality. Through such organic growth and acquisitions, we increased the number of our hotels in operation from 26 hotels as of January 1, 2007 to 5,618 hotels as of December 31, 2019.
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
In addition, our expansion within existing markets may cannibalize our existing hotels in those markets and, as a result, negatively affect our overall results of operations. While expansion into new geographic markets, especially overseas, and addition of new hotel products for which we have limited operating experience and brand recognition may present operating and marketing challenges that are different from those we currently encounter in our existing markets. Those new markets may have different regulatory requirements, competitive conditions, consumer preferences and discretionary spending patterns as compared to our existing markets. As a result, any new hotels we open in those markets may be less successful than hotels in our existing markets. Guests and franchisees in any new market may not be familiar with our brands and we may need more time to build brand awareness in that market through greater investments in advertising and promotional activities than we anticipated. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and culture. Hotels operated in new markets also may have lower average revenues or higher operating costs than hotels in existing markets. Revenues at hotels operated in new markets may take longer than expected to ramp up and reach expected revenues and profit levels, and may never do so, thereby affecting our overall profitability.
There can be no assurance that any expansion, new hotel products or brands we introduce will be well received by our customers and become profitable, and if it becomes profitable, it will be achieved in a timely fashion. If a new product or brand is not well received by our customers and our expansion into new geographic markets is not successful, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

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
HanTing Hotel
, our
HanTing Seasons Hotel
as
JI Hotel
and our
HanTing Hi Inn
as
Hi Inn
in 2012. In the same year we also acquired the
Starway Hotel
brand. In addition, we launched
Manxin Hotels & Resorts
in October 2013, which was subsequently rebranded as
Manxin Hotel, Joya Hotel
, a new hotel brand targeting the upscale market, in December 2013 and
Elan Hotel
, a new economy hotel brand, in September 2014. We acquired Crystal Orange in May 2017, which holds hotels under the brands of
Crystal Orange Hotel
and
Orange Hotel
. In August 2018, we completed the acquisition of Blossom Hill which holds hotels under the brand of
Blossom Hill Hotels & Resorts
. We launched
Madison Hotel
brand and
Grand Madison Hotel
brand in 2019. In 2020,
Grand Madison Hotel
was merged into
Madison Hotel
brand. In January 2020, we acquired Deutsche Hospitality, which operates hotels in 20 countries in Europe, the Middle East, Thailand and Africa under brands of
Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel,
and
Zleep Hotels
. We are still in the process of developing the
Elan Hotel, Joya Hotel, Manxin Hotel, Starway Hotel, Hi Inn, Crystal Orange Hotel
,
Orange Hotel, Blossom Hill Hotels & Resorts,
and
Madison Hotel
brands on top of our established brands of
HanTing Hotel
and
Ji Hotel
. In addition to the hotel brands owned by us, we entered into strategic alliance transactions with Accor in January 2016, and are developing Accor’s certain hotel brands in PRC, Taiwan and Mongolia.
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
We develop substantially all of our leased and owned hotels directly.
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
If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, we invested in Shanghai Founder Service Co., Ltd. and Beijing Qingpu Tourism Culture Development Co., Ltd. in 2015, in AAPC Hotel Management Limited (“AAPC LUB”), China Young Professionals Apartment Management Limited, Chengjia (Shanghai) Apartment Management Co., Limited (“Cjia”) and Shanghai CREATER Industrial Co., Ltd. (“CREATER”) in 2016, and in Blossom Hill and some securities in the hotel industry in 2017. We completed the acquisition of all of the equity interests in Crystal Orange in May 2017.We entered into a share subscription agreement in September 2017 with Oravel Stays Private Ltd. (“OYO”), where we agreed to make a US$10 million equity investment in OYO to become a minority shareholder (less than 5%). In January 2018, we announced we have formed a joint venture with TPG. Hitone later also invested in this joint venture.
In August 2018, we completed the acquisition of in aggregate 83% of the equity interests in Blossom Hill in steps. From 2017 to 2019, we also acquired shares of Accor and other companies from open market, and invested in certain hotel related funds. In January 2020, we completed the acquisition of all of the equity interests in Deutsche Hospitality.
The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. In addition, following completion of an acquisition or investment, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of benefits after integration and the actual cost of delivering such benefits may exceed the anticipated cost. Potential risk exposures associated with acquisition or investments, difficulties in business integration, requirements of cost, expenses and management attention may be more severe and unpredictable if international acquisitions and investments are involved. Any difficulties encountered in the acquisition or investment and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition. In addition, if we purchase shares from the open market, we may experience volatility in our investments as the prices of such shares fluctuate frequently. For example, we incurred unrealized loss from fair value changes of equity securities associated with shares we purchased from the open market in the past. If a financial or strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.
Our legal right to lease certain properties could be challenged or affected adversely by property owners or other third parties or subject to government regulation.
A substantial part of our business model relies on leases with third parties who either own or lease the properties from the ultimate property owners. We also grant franchises to hotel operators who may or may not own their hotel properties. The land use rights and other property rights with respect to properties we currently lease, manachise or franchise for our existing hotels could be challenged. For example, our lessors have failed to provide the property ownership certificates and/or the land use rights certificates for certain properties that we lease for our hotel operations. While we have performed due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties, our rights under those leases could be challenged by other parties including government authorities. We also cannot assure you that we can always keep good title of the properties we lease currently or will lease in the future, free and clear of all liens, encumbrances and defects before the lease agreements are terminated. If the ultimate owner of the property changes after the original owner of such property mortgages such property to any third party, our legal rights under the lease agreement may be affected adversely and we may not rank senior in the right of continuing occupying the property.
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
Our lessors are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, properties used for hotel operations and the underlying land should be approved for commercial use purposes by competent government authorities. In addition, before any properties located on state-owned land with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from the competent government authorities. Certain of the lessors of our executed lease agreements subject to this approval requirement have not obtained the required governmental approvals. Such failure may subject the lessors or us to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to operate our leased hotels. While many of our lessors have agreed to indemnify us against our losses resulting from their failure to obtain the required approvals, we cannot assure you that we will be able to successfully enforce such indemnification obligations against our lessors. As a result, we may suffer significant losses resulting from our lessors’ failure to obtain required approvals to the extent that we are not fully indemnified by our lessors.
Our success could be adversely affected by the performance of our manachised and franchised hotels and defaults or wrongdoings of our franchisees may affect our reputation, which would adversely affect the results of our operations.
Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have less control compared to our leased and owned hotels. As of December 31, 2019, we manachised and franchised approximately 87.8% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our national presence in China. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control.
Our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting the results of our operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. For example, in 2019, we closed 71 manachised and franchised hotels that did not comply with our brand and operating standards.
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
Failure to comply with data protection laws or maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits.
Our business involves collecting and retaining large volumes of internal and customer data, including personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential of the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC regulatory and enforcement regime regarding privacy and data security is evolving. The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The General Rules on the Civil Law (effective since October 1, 2017) and the Tort Law (effective since July 1, 2010) provide main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could cause us to incur substantial compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to civil litigations brought by relevant individuals; administrative penalties, including fines, suspension of business, website closure, and revocation of prerequisite licenses; and our reputation and results of operations could be materially and adversely affected. As we further expand our operations into international markets, we will be subject to additional laws and regulations in other jurisdictions where our hotels, guests, employees and other participants are located. The laws, rules and regulations of those jurisdictions may be more comprehensive and detailed, and may impose requirements and penalties which are more stringent than, or even conflict with, those in China. In addition, these laws, rules and regulations may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources, costs and our management attention. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation on Information Protection on Networks”.
After the acquisition of Deutsche Hospitality, the European Union has become an important region for our data protection compliance. European data protection laws, in particular the Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (general data protection regulation, “GDPR”), include strict rules on the processing of personal data, including the transfer of data from the European Union to China. Under the GDPR, any personal data may be used only if there is a legal justification (which could be a consent or an express statutory justification set out in the GDPR or other applicable EU laws), and the use must be restricted to legitimate purposes. Deutsche Hospitality has taken various technical and organizational measures, which are regularly reviewed and updated, to stay compliant, including appointment of data protection officer and special data protection working group, regulation of data processes, risk management assessment, preparation of relevant documentation and training. We also put high emphasis on proper dealing with data subject rights requests, i.e. the requests of customers, employees and other natural persons regarding our use of their data. We, including Deutsche Hospitality, take GDPR requirements and, in particular, data subject rights requests very seriously, however, we cannot guarantee that we are fully compliant in this complex area where many items are still unclear.
While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins,
sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service
attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. For instance, in August 2018, online reports alleged that we had become the subject of potential information leak and a proposed class action complaint was filed against us and our management, which was voluntarily dismissed by the plaintiffs in February 2019. For more information, please see “Item 4. Information on the Company — 4.B. Business Overview — Legal and Administrative Proceedings.” We may face similar litigations in the future. Any of such proceedings may harm our reputation and adversely affect our business and results of operations. Besides proceedings, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

The laws and regulations applicable to security and privacy are becoming increasingly important globally. Complying with any additional or new regulatory requirements on a jurisdiction-by-jurisdiction
basis would impose significant burdens and costs on our operations. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.
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
The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy. As of December 31, 2019, we have received copyright registration certificates for 71 of our major proprietary information systems and for our operating system.
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
We place substantial reliance on the experience and the institutional knowledge of members of our current management team. Mr. Qi Ji, our founder, executive chairman and chief executive officer, Ms. Min (Jenny) Zhang, our executive vice-chairlady, Mr. Hui Jin and Ms. Xinxin Liu, our co-presidents,
and other members of the management team are particularly important to our future success due to their substantial experiences in lodging and other consumer-service industries. Finding suitable replacements for Mr. Qi Ji, Ms. Min (Jenny) Zhang, Mr. Hui Jin, Ms. Xinxin Liu and other members of our management team could be difficult, and competition for such personnel of similar experience is intense. The loss of the services of one or more members of our management team due to their departures or otherwise could hinder our ability to effectively manage our business and implement our growth strategies.
We are subject to various laws and regulations, including franchise, hotel industry, construction, hygiene, health and safety environmental and advertising laws and regulations that may subject us to liability.
Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to complete the filing and submit annual reports with, the PRC Ministry of Commerce, or the MOC, to engage in the hotel franchising business. In addition, each of our hotels is required to obtain a special industry license from and complete fire prevention safety inspection/commitment with the local public security bureau, to have hotel operations included in the business scope of its business license, to obtain hygiene permits and environmental impact assessment approvals, and to comply with license requirements and laws and regulations with respect to construction permit, zoning, fire prevention, public area hygiene, food safety, public safety and environmental protection. We are also subject to advertising and other laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Hotel Operation.” If we fail to comply with any applicable construction, hygiene, health and safety, environmental and advertising laws and regulations related to our business, we may be subject to potentially significant monetary damages and fines or the suspension of our operations or development activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses.

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
In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2019. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.
We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, leased properties, share transfer, employment, non-competition
and labor law, fiduciary duties, personal injury, death, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. For example, our PRC subsidiary, Huazhu Hotel Management Co., Ltd., has filed an arbitration against four third parties in China for a share transfer agreement entered into in October 2015, alleging breach of agreement of those third parties and requesting share transfer consideration adjustment and indemnification. The case is currently pending before the arbitration tribunal. In addition, a proposed class action was filed against us and our management in October 2018, alleging violations of U.S. securities laws in relation to a possible data breach in August 2018. This case was voluntarily dismissed by the plaintiffs on February 27, 2019. Moreover, in the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third- party patents or other third-party intellectual property rights.
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
With global presence, we conduct a substantial portion of our business and operations in China. As the lodging industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount and degree of government involvement and influence on the level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past over 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

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
The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Certain measures adopted by the PRC government, such as changes of the People’s Bank of China’s statutory deposit reserve ratio and lending guideline imposed on commercial banks, may restrict loans to certain industries. The State Administration of Foreign Exchange, or “SAFE”, and the relevant Chinese banks where our operating subsidiaries or VIEs in China opened bank accounts may adopt restrictions on the cross-border payment obligations and dividends repatriation made by these subsidiaries or VIEs by way of “window guidance” measures. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.
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
China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2019, we were obligated to demolish one leased hotel due to local government zoning requirements.
In addition, as of December 31, 2019, we were notified by local government authorities that we may have to demolish seven additional leased hotels due to local zoning requirements.
Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate. In 2019, we demolished seven manachised hotels due to local government zoning requirements. Similar demolitions, termination of franchise agreements or interruptions of our hotel operations due to zoning or other local regulations could occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.
Governmental control of currency conversion may limit our ability to pay dividends in foreign currencies to our shareholders and therefore adversely affect the value of your investment.
We are a company incorporated in the Cayman Islands. Our ability to pay dividends depends upon, among other things, our PRC subsidiaries’ and VIEs’ ability to obtain and remit sufficient foreign currency. Our PRC subsidiaries and VIEs must present certain documents to SAFE, its authorized branch, or the designated foreign exchange bank, for approval before they can obtain and remit foreign currencies out of the PRC, including evidence that the relevant PRC taxes have been paid. If our PRC subsidiaries or VIEs, for any reason, fail to satisfy any of the PRC legal requirements for remitting foreign currency, our ability to pay dividends would be adversely affected.
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
On July 4, 2014, SAFE issued the
Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles
, or Circular 37, which replaced the
Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles
issued by SAFE in October 2005, or Circular 75. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a ‘‘special purpose vehicle.’’ In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. In February 2015, SAFE promulgated the
Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment
, which took effect on June 1, 2015. This notice has amended SAFE Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Offshore Financing” for discussions of the registration requirements and the relevant penalties.
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
We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax
profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2019, a total of RMB604 million (US$87 million) was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from offerings of the ADSs, ordinary shares or other securities to make loans or additional capital contributions to our PRC operating subsidiaries and VIEs.
As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries and VIEs is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of ADSs, ordinary shares or other securities to make loans or additional capital contributions to our PRC operating subsidiaries and VIEs, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations. For example, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016. Under Circular 16, registered capital of a foreign-invested company settled in RMB converted from foreign currencies shall be subject to certain limitations prescribed under Circular 16. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans.

Furthermore, any offshore funds that we use to finance our PRC entities, including the net proceeds from the offering of the ADSs, ordinary shares or other securities, are subject to the foreign investment regulations and foreign exchange regulations in the PRC. We may make loans to our PRC entities, but they are subject to approval by or registration with relevant governmental authorities in the PRC. Furthermore, the application of the proceeds under the ADSs, ordinary shares or other securities is subject to the foreign exchange regulations in the PRC. We may also decide to finance our entities by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment, capital contributions to our PRC operating subsidiaries and VIEs is no longer subject to the approval or record-filing of the PRC Ministry of Commerce or its local branches. Instead, we are required to submit reports to the competent department of commerce and make registration with relevant governmental authorities in China. However, we cannot assure you that the regulations will always remain favorable to us. If the regulations are revised in the future or we fail to complete such registration or obtain such approvals on time, our ability to use the proceeds of the ADSs, ordinary shares or other securities and to capitalize our operations in PRC may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
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
In February 2012, the SAFE issued the
Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company
, or Circular 7, which requires PRC individual participants of stock incentive plans to register with the SAFE and to comply with a series of other requirements. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.” We are an offshore listed company and as a result we and the participants of our share incentive plans who are PRC citizens or foreigners having lived within the territory of the PRC successively for at least one year, or, collectively, the PRC participants, are subject to Circular 7. While we completed the foreign exchange registration procedures and complied with other requirements according to Circular 7 in June 2012, we cannot provide any assurance that we or the PRC individual participants of our share incentive plans have complied or will comply with the requirements imposed by Circular 7. If we or the PRC participants of our share incentive plans fail to comply with Circular 7, we or the PRC participants of our share incentive plans may be subject to fines or other legal sanctions imposed by SAFE or other PRC government authorities and our ability to further grant shares or share options under our share incentive plans to, and to adopt additional share incentive plans for, our directors and employees may be restricted. Such events could adversely affect our business operations.
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
On March 16, 2007, the PRC National People’s Congress passed the
Enterprise Income Tax Law
, and the PRC State Council subsequently issued the
Implementation Regulations of the Enterprise Income Tax Law
(the “Implementation Regulations”). The Enterprise Income Tax Law (last amended in 2018) and its Implementation Regulations (amended in 2019), or the “EIT Law”, provides that enterprises established outside of China whose “
de facto
management bodies” are located in China are considered resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% with respect to their income sourced from both within and outside of China. The Implementation Regulations defines the term “
de facto
management body” as a management body that exercises substantial and overall control and management over the production and operations, personnel, accounting and properties of an enterprise.

On April 22, 2009, the State Taxation Administration, or the “STA” (previously known as State Administration of Taxation, or the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the SAT issued Public Announcement [2011] No. 45 in 2011 and Public Announcement [2014] No.9 in 2014, providing clarification for resident status determination and competent tax authorities. However, the above-mentioned tax circulars apply only to offshore enterprises controlled by PRC enterprises, not those invested in or controlled by PRC individuals, like our company. Currently, there are no further detailed rules or precedents applicable to us regarding the procedures and specific criteria for determining “
de facto
management body” for a company like us. It is still unclear if the PRC tax authorities would determine that we should be classified as a PRC resident enterprise.
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
In addition, if we are treated as a PRC resident enterprise, any gain realized on the transfer of the ADSs and/or shares by non-PRC
resident investors may be regarded as derived from sources within the PRC and accordingly may be subject to a 10% PRC income tax in the case of non-PRC
resident enterprises or 20% in the case of
non-PRC
resident individuals. The PRC income tax on dividends and/or gains may be reduced or exempted under applicable tax treaties between the PRC and the ADS holder’s home country. See “Item 10. Additional Information — E. Taxation — PRC Taxation.”
The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.
Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, United States, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.
Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it is conducted in a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. The lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.
Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If the settlement reached between the SEC and the Big Four
PRC-based
accounting firms (including our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of
US-listed
companies, is not or cannot be performed in a manner acceptable to authorities in China and the US, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.
In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “Big Four” accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.
Under the terms of the settlement, the underlying proceeding against the four
PRC-based
accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four
PRC-based
accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.
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
The market price for our ADSs has been volatile and has ranged from a low of US$27.2 to a high of US$45.4 on the NASDAQ Global Select Market in 2019. The market price is subject to wide fluctuations in response to various factors, including the following:
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
We believe that our current cash and cash equivalents, anticipated cash flow from operations, and funds available from borrowings under our bank facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2020) will be sufficient to meet our anticipated working capital cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including expansion through leased and owned hotels and any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs could dilute the interests of our shareholders and ADS holders and adversely impact the market price of our ADSs. As of December 31, 2019, we had approximately 165.5 million ordinary shares outstanding held as ADSs, options to purchase 47,632 ordinary shares (of which 45,710 were exercisable as of that date) and approximately 10.2 million nonvested restricted stocks outstanding. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
In addition, due to the global outbreak of
COVID-19,
our business has been significantly impacted and we experienced operating losses and negative operating cash flows in the first quarter of 2020. If this trend continues, it may trigger breaches of financial covenants of our long term bank consortium facilities of EUR440 million and US$500 million. Furthermore, holders of our convertible senior notes due 2022 (the “Notes”) have the right to require us to repurchase their notes on November 2, 2020. Our ability to continue as a going concern depends on our ability to generate cash flows from operations and to arrange adequate financing arrangements to support our working capital requirements. For more information, please see “Item 5. Operating and financial review and prospects – 5.B. Liquidity and Capital Resources.” If we are unable to continue as a going concern or achieve or maintain profitability, the market price of our ADSs may significantly decrease.

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
As of March 31, 2020, our founder, Mr. Qi Ji, who is also our executive chairman, our chief executive officer and our co-founders,
Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially own approximately 36.2% of our outstanding ordinary shares on an as-converted
basis. See “Item 7. Major Shareholders.” The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders
have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.
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
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and the majority of our officers reside outside the United States
We are incorporated in the Cayman Islands, and conduct substantially portion of our business and operations in China through our subsidiaries in China. Most of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside the Cayman Islands or China, the laws of the Cayman Islands and of China may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a judgment of a foreign court of competent jurisdiction for a liquidated sum, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands and which is not inconsistent with a Cayman Islands judgment in respect of the same matters and which is not impeachable on grounds of fraud, without retrial on the merits under the common law by an action commenced on the judgment in the Grand Court of the Cayman Islands. A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with Japan, the United Kingdom, the United States and most other Western countries.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2020 Revision) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes with respect to the 2018 and 2019 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2020 taxable year. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make annual separate determinations each year as to whether we are a PFIC (after the close of each taxable year). The determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other intangible assets (which will depend upon the market price of our ADSs from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other intangible assets, which may result in our company being or becoming a PFIC for the current or one or more future taxable years. Accordingly, we cannot assure you of our PFIC status for our current taxable year ending December 31, 2020 or for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder (as defined herein). For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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
In 2007, China Lodging began our current business of operating and managing a multi-brand hotel group. In 2007, we first launched our economy hotel product,
HanTing Express Hotel
, which was subsequently rebranded as
HanTing Hotel
, targeting knowledge workers and value- and quality-conscious travelers. In the same year, we introduced our midscale limited service hotel product,
HanTing Hotel
, which was subsequently rebranded first as
HanTing Seasons Hotel
and then as
JI Hotel
. In 2008, we launched our budget hotel product,
HanTing Hi Inn,
which was subsequently rebranded as
Hi Inn
. In April 2007, China Lodging acquired Yiju (Shanghai) Hotel Management Co., Ltd. from Crystal Water Investment Holdings Limited, a British Virgin Islands company wholly owned by Mr. John Jiong Wu, a co-founder
of our company. In January 2008, China Lodging incorporated HanTing (Tianjin) Investment Consulting Co., Ltd. in China and in October 2008, established China Lodging Holdings (HK) Limited, or China Lodging HK, in Hong Kong, under which HanTing Technology (Suzhou) Co., Ltd. was subsequently established in China in December 2008.
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
Manxin Hotel, Joya Hotel,
a new hotel brand targeting the upscale market, in December 2013, and
Elan Hotel
,
a new economy hotel brand,
in September 2014.
In November 2012, we changed the Chinese trade name of our company from “HanTing Hotel Group” to “HuaZhu Hotel Group”.
In late 2014, we established Chengjia Hotel Management Co., Ltd. (“Chengjia”) in Shanghai, which started operation in the second quarter of 2015. Since then, it has maintained a professional apartment service management team and provided apartment rental service that covers leases for a term from one month up to twelve months. In 2016, we sold Chengjia to Cjia, our equity investee. After the completion of restructuring of Cjia in 2018, all equity interests we held in Cjia were converted into the equity interests of China Cjia Group Limited (“Cjia Group)”. In 2019, Cjia Group repurchased certain number of its shares from us. As of December 31, 2019, we held approximately 15% equity interest in Cjia Group.
In December 2014, we entered into agreements with Accor to join forces in the
Pan-China
region to develop Accor brand hotels and to form an extensive and long-term alliance with Accor. The transactions with Accor were completed in the first quarter of 2016. Pursuant to the amended and restated master purchase agreement with Accor, we acquired from Accor (i) all of the issued and outstanding shares of certain wholly-owned subsidiaries of Accor engaged in the business of owning, leasing, franchising, operating and managing hotels under Accor brands in the midscale and economy market in the PRC, Taiwan and Mongolia, and (ii) approximately 28% of the issued and outstanding shares of AAPC LUB, a Hong Kong subsidiary of Accor that engages in the business of owning, leasing, franchising, operating and managing hotels under Accor brands (x) in the luxury and upscale market in Hong Kong, Macau, Taiwan, the PRC and Mongolia, and (y) in the midscale and economy market in Hong Kong and Macau and, pursuant to certain arrangements for specified brands, the PRC, Mongolia and Taiwan. Pursuant to the amended and restated securities purchase agreement, we issued 24,895,543 ordinary shares to Accor, which represented 9.0% of our ordinary shares outstanding after issuance, and granted to Accor a right to nominate one director to our board of directors. In December 2019, Accor sold 14,332,376 of our ordinary shares to Gaoling Fund, L.P.

In connection with the amended and restated master purchase agreement and the amended and restated securities purchase agreement, we and Accor also entered into a number of additional agreements, including, among others: (i) a master brand agreement and brand franchise agreements, pursuant to which Accor granted to us exclusive franchise rights in respect of “
Mercure
”, “
Ibis
” and “
Ibis Styles
” in the PRC, Taiwan and Mongolia, and
non-exclusive
franchise rights in respect of “
Grand Mercure
” and “
Novotel
” in the PRC, Taiwan and Mongolia (AAPC LUB being the only other entity with non-exclusive
franchise rights in respect of “
Grand Mercure
” and “
Novotel
” in the same territories); all hotels under these brands will continue to be managed under Accor’s brand standards and have all benefits of Accor’s international distribution and loyalty platforms, and will also participate in our loyalty and distribution platforms and benefit from our on-the-ground
support; (ii) a shareholders’ agreement in relation to the governance of AAPC LUB and our rights and obligations as shareholder of the company; (iii) a registration rights agreement in favor of Accor in respect of our ordinary shares that it acquired under the amended and restated securities purchase agreement; (iv) an amended and restated
non-competition
agreement that sets out certain business restrictions on us and Accor, and imposes certain lockup and standstill restrictions on Accor with respect to our equity securities; and (v) a deed of voting and ROFR (“the Deed of Voting and ROFR”), pursuant to which, among other things, (x) Accor has a right of first refusal in respect of transfers of our securities by Qi Ji or his affiliates, and (y) we and Qi Ji agreed to procure the appointment of a nominee of Accor to our board of directors, subject to certain conditions; and our articles of association were also amended and restated effective as of January 25, 2016 to give effect to Accor’s rights as described in the foregoing. .
In May 2017, we completed the acquisition of all of the equity interests in Crystal Orange, which holds hotels under the brands
Crystal Orange Hotel
and
Orange Hotel
.
In November 2017, we issued US$475 million of Notes. The Notes will mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. The Notes can be converted into our ADSs at an initial conversion rate of 5.4869, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$182.25 per ADS).
On May 25, 2018, we effected a
four-for-one
ADS split, pursuant to which each of our ADS represents one ordinary share.
On June 1, 2018, we changed our name to Huazhu Group Limited, or Huazhu.
In August 2018, we completed the acquisition in steps of 83% equity interest of Blossom Hill, which was engaged in the business of operating and managing hotels under
Blossom Hill Hotels & Resorts
brand in the upscale market in the PRC. As of December 31, 2019, we owned an aggregate of 99% equity interest in Blossom Hill after acquiring part of the remaining equity interest from the noncontrolling interest holders.
In January 2020, we completed the acquisition of all equity interest of Deutsche Hospitality, which was engaged in the business of operating and managing hotels under five brands, namely
Steigenberger Hotels & Resorts
,
MAXX
by Steigenberger
,
Jaz in the City
,
IntercityHotel
, and
Zleep Hotels
, in Europe, the Middle East, Thailand and Africa.
Our principal executive offices are located at No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China. Our telephone number at this address is +86 (21) 6195-2011. Our registered office in the Cayman Islands is located at the offices of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman,
KY1-1111,
Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 28 Liberty Street, New York, New York 10005.
Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is http://www.huazhu.com. The information contained on our website is not a part of this annual report.
SEC maintains an internet site (
http://www.sec.gov
), which contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

4.B. Business Overview
We are a leading and fast-growing multi-brand hotel group in China with an international coverage. We operate under leased and owned, manachised and franchised models. Under the lease and ownership model, we directly operate hotels located primarily on leased or owned properties. Under the manachise model, we manage manachised hotels through the on-site
hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site
hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2019, we had 688 leased and owned hotels, 4,519 manachised hotels and 411 franchised hotels in operation, 43 leased and owned hotels and 2,219 manachised and franchised hotels under development.
As of the date of this annual report, we operate the following hotel brands that are designed to target distinct segments of customers:
•	Economy hotel brands: HanTing Hotel , Hi Inn , Elan Hotel , Zleep Hotels and Ibis ;
•	Midscale hotel brands: Starway Hotel , JI Hotel , Orange Hotel , Ibis Styles and Mercure ;
•	Upper midscale hotel brands: Manxin Hotel , Crystal Orange Hotel , IntercityHotel and Novotel ;
•	Upscale hotel brands: Blossom Hill Hotels & Resorts , MAXX by Steigenberger , Jaz in the City , Grand Mercure and Madison Hotel ;
•	Upper upscale brands: Joya Hotel and Steigenberger Hotels & Resorts .
We have entered into brand franchise agreements with
Accor
and enjoyed exclusive franchise rights in respect of “
Mercure
”, “
Ibis
” and “
Ibis Styles
” in the PRC, Taiwan and Mongolia and
non-exclusive
franchise rights in respect of “
Grand Mercure
” and “
Novotel
” in the PRC, Taiwan and Mongolia. We have exclusive rights to construct, operate, manage, franchise and license hotels under the
Jaz in the City
brand in China, South East Asia, Japan, South Korea and Europe subject to certain exceptions, and non-exclusive
rights to operate, manage, franchise and license certain hotels under the
Jaz in the City
brand in certain other countries and regions, such as Tunisia, Cape Verde, UAE and Egypt.
As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2019, approximately 76% of our room nights were sold to individual and corporate members of HUAZHU Rewards, our loyalty program.
Our operations commenced with midscale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our net revenues grew from RMB8,229 million in 2017 to RMB10,063 million in 2018, and further to RMB11,212 million (US$1,611 million) in 2019. We had net income attributable to our company of RMB1,228 million, RMB716 million and RMB1,769 million (US$254 million) in 2017, 2018 and 2019, respectively. We had net cash provided by operating activities of RMB2,453 million, RMB3,049 million and RMB3,293 million (US$473 million) in 2017, 2018 and 2019, respectively.
We have received many awards for our business performance, including the “2019 CIO 100 Winner”, “the Top 100 Most Valuable Chinese Brands” awards for
HanTing Hotel
from Brandz from 2014 to 2019, “Most Investment Return Recommended Brand of China Hotel in 2019” for
HanTing Hotel
, “Best Hotel Group in 2018” at the 3
rd
China Travel Consumption Annual Summit, “Top one of China’s 100 million hotel brand club in 2018” for
HanTing Seasons Hotel
and “Top two of China’s 100 million hotel brand club in 2018” for
Hanting Hotel”
from China Hotel Brand Value List, “Most Characteristic Home-stay Brand in 2018” for
Blossom Hill Hotels & Resorts
from China National Travel magazine, “Hotels 50—Top 50 Most Valuable Hotel Brands in 2017” for
HanTing Hotel
from Brand Finance in 2018, the “Golden Horse Awards of China Hotel” and the “National Brand of China in 2016 and 2017” awards for
HanTing Hotel
from the Review Committee of Golden Horse Awards of China Hotel in 2017, the “Top 300 Corporate Hotel Companies” award from the HOTELS magazine, the “Top 60 Hotel Groups in China in 2015” award from China Tourist Hotels Association, the “Best Hotel Management Groups of China” award at the 2015 Asia Hotel Forum Annual Meeting and the tenth China Hotel Starlight Awards in 2015, the “2015 China’s Best Local Emerging Hotel Brand” award for our
Joya Hotel
and the “2015 The Most Popular Newly opened Business Hotel in Northeast China” award for our
Joya Hotel Dalian
at the Twelfth Golden-Pillow Award of China Hotels in 2015, the “Top 100 Employers” certified by 61HR.COM in 2015, the “2015 Best Practice of Public Interest Award” at the Fifth China Charity Festival in 2015
.

Our Hotel Network
As of December 31, 2019, we operated 5,618 hotels in China and Singapore. We have adopted a disciplined return-driven development model aimed at achieving high growth and profitability. As of December 31, 2019, our hotel network covered 437 cities in 33 provinces and municipalities across China and Singapore. As of December 31, 2019, we had an additional 2,262 leased and owned, manachised and franchised hotels under development.
The following table sets forth a summary of all of our hotels as of December 31, 2019.

	Leased and Owned Hotels	Manachised Hotels	Franchised Hotels	Leased and Owned Hotels Under Development (1)	Manachised and Franchised Hotels Under Development (1)
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	242	1,108	107	18	391
Other cities	446	3,411	304	25	1,828

Total	688	4,519	411	43	2,219

(1)	Include hotels for which we have entered into binding leases, purchase agreements of land use right or property, or franchise agreements but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

The following table sets forth the status of our hotels under development as of December 31, 2019.

	Pre-conversion Period (1)	Conversion Period (2)	Total
Leased and owned hotels	9	34	43
Manachised and franchised hotels	733	1,486	2,219
Total	742	1,520	2,262

(1)	Includes hotels for which we have entered into binding leases or franchise agreements but of which the property has not been delivered by the respective lessors or property owners, as the case may be. The inactive projects are excluded from this list according to management judgment.

(2)	Includes hotels for which we have commenced conversion activities but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

Among the 43 leased and owned hotels under development as of December 31, 2019, we had nine leased and owned hotels during pre-conversion
period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and had 34 leased and owned hotels during conversion period, for which we have commenced conversion activities but that have not yet commenced operations. The anticipated completion dates for these leased and owned hotels during conversion period range from January 2020 to January 2021. Total budgeted development costs for these leased and owned hotels during conversion period, which primarily include construction costs for leasehold improvement and the furniture and equipment for hotel operation, were RMB1,304 million (US$187 million), of which RMB641 million (US$92 million) was incurred as of December 31, 2019. The average development costs per square meter for completed leased and owned hotels in 2019 were approximately RMB2,900 (US$417). The franchisees are responsible for development costs for our manachised hotels and franchised hotels.
Leased and owned hotels
As of December 31, 2019, we had 681 leased hotels and seven owned hotels, accounting for approximately 12% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 20 years. We generally enjoy an initial two-
to
six-month
rent-free period.
We generally pay fixed rent on a quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years.
Our leases usually allow for extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. 31 of our leases expired in 2019, among which 13 were renewed, three was converted to manachised and franchised hotels and 15 were closed.
As of December 31, 2019, 40 of our leases were expected to expire in 2020. Among these 40 leases, six have been renewed, three have been converted to manachised and franchised hotels, six have been terminated and the rest were subject to negotiation as of the date of this annual report.
The following table sets forth the number of our leases for hotels in operation and under development due to expire in the periods indicated as of December 31, 2019.

Number of Leases
2020	40
2021	41
2022	68
2023	56
2024	59
2025-2027	181
2028-2030	136
2031 and onward	141

Total	722

Manachised hotels
As of December 31, 2019, we had 4,519 manachised hotels, accounting for approximately 80% of our hotels in operation. The franchisees of our manachised hotels either lease or own their hotel properties and are required to invest in the renovation of their properties according to our product standards. We manage our manachised hotels and impose the same standards on all manachised hotels to ensure product quality and consistency across our hotel network. We appoint and train hotel managers who are responsible for hiring hotel staff and managing daily operation. We also provide our franchisees with services such as central reservation, sales and marketing support, quality assurance inspections and other operational support and information. Our franchisees are responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses. We believe the manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.
We collect fees from the franchisees of our manachised hotels and do not bear any loss or share any profit incurred or realized by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for our manachised hotels typically run for an initial term of eight to ten years.
Our franchisees are generally required to pay us a
one-time
franchise fee typically ranging between RMB80,000 and RMB500,000. In general, we charge a monthly franchise fee of approximately 4% to 6.5% of the gross revenues generated by each manachised hotel.
We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee to service customers who join our HUAZHU Rewards loyalty program at the manachised hotels. Furthermore, we employ, appoint and train hotel managers for our manachised hotels and charge the franchisees a monthly fee for services we provide.

Franchised hotels
As of December 31, 2019, we had 411 franchised hotels, accounting for approximately 7% of our hotels in operation.
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

	As of December 31,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Leased and owned hotels	243	344	465	565	611	616	624	671	699	688
Manachised hotels	195	295	516	835	1,376	2,067	2,471	2,874	3,309	4,519
Franchised hotels	—	—	54	25	8	80	174	201	222	411

Total	438	639	1,035	1,425	1,995	2,763	3,269	3,746	4,230	5,618

Our Products
We began our current business of operating and managing a multi-brand hotel group in 2007. As of the date of this annual report, we operate the following hotel brands that are designed to target distinct segments of customers:
•	Economy hotel brands: HanTing Hotel , Hi Inn , Elan Hotel , Zleep Hotels and Ibis ;

•	Midscale hotel brands: Starway Hotel , JI Hotel , Orange Hotel , Ibis Styles and Mercure ;

•	Upper midscale hotel brands: Manxin Hotel , Crystal Orange Hotel , IntercityHotel and Novotel ;

•	Upscale hotel brands: Blossom Hill Hotels & Resorts , MAXX by Steigenberger , Jaz in the City , Grand Mercure and Madison Hotel ;

•	Upper upscale brands: Joya Hotel and Steigenberger Hotels & Resorts .

We have entered into brand franchise agreements with
Accor
and enjoyed exclusive franchise rights in respect of “
Mercure
”, “
Ibis
” and “
Ibis Styles
” in the PRC, Taiwan and Mongolia and
non-exclusive
franchise rights in respect of “
Grand Mercure
” and “
Novotel
” in the PRC, Taiwan and Mongolia. We have exclusive rights to construct, operate, manage, franchise and license hotels under the
Jaz in the City
brand in China, South East Asia, Japan, South Korea and Europe subject to certain exceptions, and non-exclusive
rights to operate, manage, franchise and license certain hotels under the
Jaz in the City
brand in certain other countries and regions, such as Tunisia, Cape Verde, UAE and Egypt.

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
is our economy hotel product with the value proposition of “Quality, Convenience and Value.” HanTing Hotels also includes hotels we previously marketed under the name of
Hanting Premium Hotels
. These hotels are typically located in areas close to major business and commercial districts. The
HanTing Hotel
targets knowledge workers and value- and quality-conscious travelers. These hotels are equipped with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. As of December 31, 2019, we had 2,586 HanTing Hotels in operation and an additional 507 HanTing Hotels under development.

Hi Inn
Launched in late 2008 and originally marketed under the name of
HanTing Hi Inn,
Hi
Inns target rational and price-conscious travelers. These hotels offer compact rooms with comfortable beds and shower facilities and complimentary wireless Internet access throughout the premises. These hotels provide basic and clean accommodations. As of December 31, 2019, we had 465 Hi Inns in operation and an additional 131 Hi Inns under development.
Elan Hotel
In September 2014, we launched
Elan Hotel
.
Elan Hotel
is our economy hotel product committed to improving the operating efficiency of individual micro, small- and medium-sized
economy hotels. With the continuing upgrade of accommodations and services, these hotels provide a high quality experience for young customers. As of December 31, 2019, we had 648 Elan Hotels in operation and an additional 341 Elan Hotels under development.
Zleep Hotels
Zleep Hotels
, our economy hotel brand, is a well-known and successful hotel brand in Scandinavia offering service and design at a great rate.
Ibis Hotel
Ibis Hotel
is an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment. It created the revolutionary bedding concept Sweet Bed
TM
by
Ibis Hotel
and features welcoming, designer common areas and the modern food and beverage offer, ibis kitchen. As of December 31, 2019, we had 185 Ibis Hotels in operation and an additional 70 Ibis Hotels under development.
Starway Hotel
Starway Hotel
varies in their designs and targets middle class travelers who seek a spacious room, reasonable price and guaranteed quality. Starway Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels typically offer complimentary Internet access throughout the premises, spacious lobbies and meeting areas with complimentary tea and coffee. As of December 31, 2019, we had 350 Starway Hotels in operation and an additional 272 Starway Hotels under development.
JI Hotel
JI Hotel
, which was previously marketed first under the name of
HanTing Hotel
and then
HanTing Seasons Hotels
, is typically located in city centers or central business districts. These hotels target travelers who seek a quality experience in hotel stays
.
JI Hotels offer rooms with a quality comparable to three- to four-star hotels, but are priced at competitive rates. In addition, these hotels offer complimentary wireless Internet access throughout the premises, spacious lobbies with laser printers, computers, free drinks, and a cafe serving breakfast and simple meals. As of December 31, 2019, we had 831 JI Hotels in operation and an additional 477 JI Hotels under development.
Orange Hotel
Orange Hotel
, previously marketed under two brand names:
Orange Hotel
and
Orange Select Hotel
, is our midscale hotel brand. These hotels are mini versions of our Crystal Orange Hotels with advanced sound-proof design. As of December 31, 2019, we had 248 Orange Hotels in operation and an additional 150 Orange Hotels under development.
Ibis Styles Hotel
Ibis Styles
is a midscale brand that offers comfortable, designer hotels typically located in city centers or close to activity centers. The brand’s distinctive all-inclusive
package includes the room,
all-you-can-eat
breakfast buffet and broadband Internet connection, plus a host of little extras. As of December 31, 2019, we had 55 Ibis Styles Hotels in operation and an additional 38 Ibis Styles Hotels under development.

Mercure Hotel
Mercure
is a midscale hotel brand that combines the strength of an international network with a strong quality commitment with the warm experience of hotels that are rooted in their local community, targeting business and leisure travelers around the world. These hotels are typically located in city centers, by the sea or in the mountains. As of December 31, 2019, we had 68 Mercure Hotels in operation and an additional 82 Mercure Hotels under development.
Manxin Hotel
Manxin Hotels
was launched as a brand of resorts in October 2013, and was previously branded as
Manxin Hotel & Resorts
. Nowadays
Manxin Hotel
is becoming a brand with city hotels and resorts. These hotels are typically located in city center or business districts and holiday resort areas. Manxin Hotels offer high quality rooms, intelligent service system, rich breakfast, lunch, afternoon tea, dinner and even coffee and drinks. Moreover,
Manxin Hotel
is aimed to bring the guests a distinct experience by presenting amazing space design and attractive activities. Live Lively is
Manxin Hotel
’s proposition. As of December 31, 2019, we had 46 Manxin Hotels in operation and an additional 40 Manxin Hotels under development.
Crystal Orange Hotel
Crystal Orange Hotel
is our upper midscale hotel brand featuring boutique design hotels. These hotels are equipped with advanced, five-star standard facilities, including free high-speed wireless internet access, intelligent lighting system, wireless speakers and sound-proof design. As of December 31, 2019, we had 85 Crystal Orange Hotels in operation and an additional 72 Crystal Orange Hotels under development.
IntercityHotel
IntercityHotel
is our upper
mid-range
urban hotel brand targeting business travelers. The hotels of
IntercityHotel
are usually located within walking distance of train stations or airports.
Novotel Hotel
Novotel
is a
mid-to-upscale
brand that provides a multi-service offering for both business and leisure guests, with specious, modular rooms, 24/7 catering offers with balanced meals, meeting rooms, attentive and proactive staff, kid areas, multi-purpose lobbies and fitness centers. These hotels are typically located in the heart of major international cities, business districts and tourist destinations. As of December 31, 2019, we had nine Novotel Hotels in operation and an additional 14 Novotel Hotels under development.
Blossom Hill Hotels & Resorts
Blossom Hill Hotels & Resorts
is our upscale lifestyle and resort band targeting affluent travelers. Most of
Blossom Hill Hotels & Resorts
’ hotels are located near typical scenic spots. As of December 31, 2019, we have 17 Blossom Hill Hotels & Resorts in operation and an additional 32 Blossom Hill Hotels & Resorts under development.
MAXX by Steigenberger
MAXX by Steigenberger
, our upscale conversion hotel brand, is a new, charismatic concept and focuses on creating a warm, feel-good atmosphere in all destinations.
Jaz in the City
Jaz in the City
is our upscale lifestyle brand.
Jaz in the City
branded hotels reflect metropolitan lifestyle and draw upon the local music and cultural scene.
Grand Mercure Hotel
Grand Mercure
is a brand that offers an upscale network of hotels and apartments that combine local culture with world-class services. With hotels that are uniquely adapted to each market, the brand helps guests “discover a new authentic”. As of December 31, 2019, we had six Grand Mercure Hotels
in operation and additional ten Grand Mercure Hotels under development.

Madison Hotel
We launched our new upscale hotel brands
Madison Hotel
and
Grand Madison Hotel
in 2019, which
are committed to offering guests a classic lodging experience. In 2020, we merged
Grand Madison Hotel
brand into
Madison Hotel
brand. These hotels target business and leisure guests with high lodging standards and desire to understand more of the cities they are traveling in, and offer comfortable accommodations, functional furnishings and facilities, and high-quality services
.
As of December 31, 2019, we had 9 Madison Hotels and 4 Grand Madison Hotel in operation, and an additional ten Madison Hotels and ten Grand Madison Hotel under development.
Joya Hotel
In December 2013, we launched
Joya Hotel
. These hotels are typically located in areas close to major business and commercial districts in first and second tier cities and target affluent travelers and corporate events.
Joya Hotel
is designed for guests to enjoy
all-inclusive
services, including complimentary breakfast, afternoon tea, healthy snack, mini bar free drinks, gym, automatic massage cabins and other premium services. The rooms are equipped with high-speed fiber access, full wireless coverage and Bluetooth speakers. As of December 31, 2019, we had six Joya Hotels in operation and an additional six Joya Hotels under development.
Steigenberger Hotels & Resorts
Steigenberger Hotels & Resorts
is our upper upscale lifestyle and resort brand targeting affluent travelers. The
Steigenberger Hotels & Resorts
hotels are typically located in historic traditional buildings and lively city residences, and offer health and beauty oases set at the very heart of nature.
Hotel Development
We mainly use the manachise and franchise models to expand our network in a less capital-intensive manner. We also lease the properties of the hotels we operate. Other than the properties we acquired as part of our strategic alliance with Accor in 2016, and from our acquisition of Blossom Hill, we typically do not acquire properties ourselves, as owning properties is generally much more capital intensive. We have adopted a systematic process with respect to the planning and execution of new development projects. Our development department analyzes economic data by city, field visit reports and market intelligence information to identify target locations in each city and develop a three-year development plan for new hotels on a regular basis. The plan is subsequently reviewed and approved by our investment committee. Once a property is identified in the targeted location, staff in our development department analyzes the business terms and formulates a proposal for the project. In the case of a lease opportunity, the investment committee evaluates each proposed project based on several factors, including the length of the investment payback period, the rate of return on the investment, the amount of net cash flow projected during the operating period and the impact on our existing hotels in the vicinity. When evaluating potential manachising and franchising opportunities, the investment committee considers the attractiveness of the location as well as additional factors such as quality of the prospective franchisee and product consistency with our standards. Our investment committee weighs each investment proposal carefully to ensure that we can effectively expand our coverage while concurrently improving our profitability.
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
Budgeting
. Our budget and analysis team prepares a detailed annual cost and revenue budget for each of our leased and owned hotels, and an annual revenue budget for each of our manachised and franchised hotels. The hotel budget is prepared based on, among other things, the historical operating performance of each hotel, the performance of comparable hotels and local market conditions. We may adjust the budget upon the occurrence of unexpected events that significantly affect a specific hotel’s operating performance. In addition, our compensation scheme for managers in each hotel is directly linked to its performance against the annual budget.
Pricing
. Our room rates are determined using a centralized system and are based on the historical operating performance of each of our leased and owned and manachised hotels, our competitors’ room rates and local market conditions. We adjust room rates regularly based on seasonality and market demand. We also adjust room rates for certain events, such as the China Import and Export Fair held twice a year in Guangzhou and the World Expo in Shanghai in 2010. We believe our centralized pricing system enhances our ability to adjust room rates in a timely fashion with a goal of optimizing average daily rates and occupancy levels across our network. Room rates for our franchised hotels are determined by the franchisees based on local market condition.
Monitoring
. Through the use of our
web-based
property management system, we are able to monitor each hotel’s occupancy status, average daily rates, RevPAR and other operating data on a real-time basis. Real-time hotel operating information allows us to adjust our sales efforts and other resources to rapidly capitalize on changes in the market and to maximize operating efficiency.
Centralized cash management
. Our leased and owned hotels deposit cash into our central account several times a week. We also generally centralize all payments for expenditures. Our manachised and franchised hotels manage their cash separately.

Centralized procurement system
. Our centralized procurement system has enabled us to efficiently manage our operating costs, especially with respect to supplies used in large quantities. Given the scale of our hotel network and our centralized procurement system, we have the purchasing power to secure favorable terms from suppliers for all of our hotels.
Quality assurance
. We have developed an operating manual to which our staff closely adhere to ensure the consistency and quality of our customer experience. We conduct periodic internal quality checks of our hotels to ensure that our operating policies and procedures are followed. We also engage “mystery guests” from time to time to ensure that we are providing consistent quality services. Furthermore, we actively solicit customer feedback by conducting outbound
e-mail
surveys and monitor customer messages left in hotel guestbooks as well as comments posted on our website and third-party websites.
Training
. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our HuaZhu University, previously known as HanTing College, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. Approximately 80% of our hotel managers have received training completion certificates. Our HuaZhu University also rolled out a new-hire
training package in October 2009 to standardize the training for hotel-based staff across our hotel group.
In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. In 2019, our hotel-based staff and corporate staff on average have received approximately 60 and 48 hours of training, respectively
.
Hotel Information Platform and Operational Systems
We have successfully developed and implemented an advanced operating platform capable of supporting our nationwide operations. This operating platform enables us to increase the efficiency of our operations and make timely decisions. The following is a description of our key information and management systems.
Web property management system (Web-PMS)
. Our
Web-PMS
is a
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
Central reservation system
. We have a real-time central reservation system available 24 hours a day, seven days a week. Our central reservation system allows reservations through multiple channels including our website, mobile apps, call center, third-party travel agents and online reservation partners. The real-time inventory management capability of the system improves the efficiency of reservations, enhances customer satisfaction and maximizes our profitability.
Customer relationship management (CRM) system
. Our integrated CRM system maintains information of our HUAZHU Rewards members, including reservation and consumption history and pattern, points accumulated and redeemed, and prepayment and balance. By closely tracking and monitoring member information and behavior, we are able to better serve the members of our loyalty program and offer targeted promotions to enhance customer loyalty. The CRM system also allows us to monitor the performance of our corporate client sales representatives.
Internet service system
. Our Internet service system consists of our website (www.huazhu.com), our mobile website (m.huazhu.com) and our mobile apps for smart phones running iOS, Android or other systems. The system provides our HUAZHU Rewards members and the general public with convenient, friendly and updated services, including information and search services for our hotels, such as location, amenities and pricing, reservation services, online payment and online room selection functions, membership registration and management and member community services. Our members can reload their individual account balance through the system as well.

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
We have in place extensive policies, processes, network architecture, and software to protect customer data. Our major systems, including those regarding property management, customer relationship management and payments, as well as our website and mobile apps, have passed the Level III information security protection assessment conducted by the China National Accreditation Service for Conformity Assessment. Our payment system has passed the payment card industry (“PCI”) data security standard (“DSS”) requirements and security assessment procedures assessment. In addition, we collaborate with a renowned European information security company to strengthen the infrastructure of our IT and information systems and ensure compliance with data protection laws and regulations in the EU and China, such as the GDPR.
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
Sales and Marketing
Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2019, approximately 85% of our room nights were sold through our own sales channels and the remaining 15 % of our room nights through intermediaries.
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
A key component of our marketing efforts is the HUAZHU Rewards, our loyalty program, which covers all of our brands. We believe the HUAZHU Rewards loyalty program allow us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. As of December 31, 2019, our HUAZHU Rewards had more than 153 million members. In 2019, approximately 76% of our room nights were sold to our HUAZHU Rewards members. Members of the HUAZHU Rewards are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out
procedures and other benefits. HUAZHU Rewards members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels. These points can be used to offset the room charges in our hotels, buy products in Hua Zhu mall, book transportations and tickets through our platform or be redeemed for various coupons. We also have joint promotional programs with leading financial institutions and airlines to recruit new members of our loyalty program. The HUAZHU Rewards includes five levels of membership: star, silver, rose gold, gold and platinum. Star membership is the entry level and can be obtained from online registration for free. We charge RMB49 as the one-time
membership fee for the silver membership.
The
one-time
membership fee for the gold membership is RMB120 to RMB219, based on the member’s existing level of membership. Individual members, who are employees of our corporate members and have lower membership level than their corporate membership card, can update their membership level to their corporate membership card level by binding their respective corporate membership cards. Rose gold membership is also available for employees of the corporate members of the HUAZHU Rewards and can be obtained by binding their respective corporate membership cards. Memberships can be upgraded to the next level or renewed upon the satisfaction of certain conditions. HUAZHU Rewards was previously known as HanTing Club and HuaZhu Club.
Our marketing activities also include internet advertising, press and sponsored activities held jointly with our corporate partners and advertisements on travel and business magazines.

Competition
The lodging industry in China is highly fragmented. A significant majority of the room supply has come from stand-alone hotels, guest houses and other lodging facilities. In recent years hotel groups emerged and began to consolidate the market by converting standalone hotels into members of their hotel groups. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various standalone lodging facilities in each of the markets in which we operate, including regional hotel groups such as BTG Homeinns, Jinjiang, as well as international hotel groups such as Marriot, Intercontinental, Accor and OYO. We also face competition from Airbnb and service apartments.
Intellectual Property
We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.
As of December 31, 2019, we registered 816 trademarks and logos with the China Trademark Office. The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. As of December 31, 2019, an additional 181 trademark applications were under review by the authority. As of the same date, we also registered 136 trademarks and filed 340 trademark applications outside China. As of December 31, 2019, we received nine patents; another 13 patents were applied and under review by relevant PRC authority. We also received copyright registration certificates for 71 software programs developed by us as of December 31, 2019. In addition, we registered 143 national and international top-level
domain names, including www.huazhu.com, as of December 31, 2019. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to protect our trademarks and other intellectual property rights could have a negative impact on our brand and adversely affect our business.”
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
As of December 31, 2019, we had several pending legal and administrative proceedings, including lease contract terminations and disputes and construction contract disputes. As of the same date, our accrued contingencies remained was RMB23 million (US$3 million).
Corporate Social Responsibility: Environmental Impact
We are committed to reducing our environmental footprint through various energy saving initiatives. For example, most of our hotels use LED lights and are equipped with eco-friendly
air source heat pump systems and solar energy systems. We also encourage customers staying for more than one night to reuse towels and bed sheets.
In addition, we have established an online energy consumption management system to timely and accurately track our hotels’ energy consumption, including electricity, water and gas consumption. This system helps us monitor the consumption level and cost per room night and detect abnormal energy usage patterns. By analyzing data collected by this system, we are able to come up with energy-saving solutions and improve the overall energy efficiency of our hotels. In order to improve product performance and reduce environmental impact, we have also been upgrading the disposable items used in our hotels (such as slippers, toothbrushes, combs and paper cups) to environmental friendly ones.
COVID-19
Outbreak: Response and Impact
In December 2019,
COVID-19
was reported to have surfaced in Wuhan, China and subsequently spread throughout China. The travel industry has been adversely affected by the outbreak of
COVID-19
since the beginning of 2020 due to reduced traveler traffic in China. In addition, after
COVID-19
was declared by the World Health Organization as a Public Health Emergency of International Concern on January 31, 2020, many foreign countries issued travel bans to China which further harmed the travel industry in China. The Chinese government has also implemented strict nationwide containment measures against
COVID-19,
including travel restrictions, lock-downs of certain cities and hotel closures. Such containment measures negatively affected our hotels’ occupancy rate and revenue. For more information, please see “Item 3. Key Information — 3.D. Risk Factors — Risk Related to Our Business — The coronavirus outbreak has adversely affected our financial and operating performance.” and “Item 5. Operating and Financial Review and Prospects — 5.B. Liquidity and Capital Resources.”
Since the
COVID-19
outbreak, we have taken various preventative measures, such as intelligent non-contact
services, across our hotels to help protect our employees and customers. In addition to the timely delivery of hotel supplies arranged by our centralized procurement team, we have also offered temporary franchise fee reductions and have helped our franchisees to obtain lower-interest bank loans to meet their short-term working capital needs. We are working diligently to keep all of our hotels in operation.
We have taken various cost and cash flow mitigation measures to counter the negative impact of
COVID-19
on our results of operations, such as (i) discussing with our leased hotel landlords for rent reduction and deferment, (ii) reducing or eliminating discretionary spending, including marketing, non-essential
training, and capital expenditures, and (iii) freezing new recruitments, streamlining our head office, and placing a number of our hotel teams on temporary furlough and/or reducing their workdays to adjust for the lower hotel occupancy rate. The Chinese government also announced a number of relief measures for Chinese companies, including encouraged rental waivers, reduction and delayed payment of social insurance and taxes and continued support from financial institutions. These measures have partially offset the adverse impact of
COVID-19
on our operations.
Due to the Chinese government’s containment measures of
COVID-19
and our employees’ countless efforts during this period, we have observed an initial recovery in our hotel operations since early March. As of the date of this annual report, more than 90% of our hotels have resumed operations with an occupancy rate of over 65%.

The closure of our hotels and lower occupancy rate during this period may amount to an event of default under our banking arrangements. As of the date of this annual report, we have obtained the required waiver and will continue to work with all relevant parties to seek waivers wherever this is required. Since the outbreak, we have also received further support from some of our banks in the form of additional banking facilities and lower interest rates.
As
COVID-19
spreads globally, the hotel operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. In order to contain the spread of
COVID-19,
governments in Europe have introduced policies to discourage tourism, and a number of our Deutsche Hospitality hotels have temporarily closed . The German government announced certain relief measures, including salary compensation from the German government for our furloughed employees. We believe these government assistance measures will help lessen the negative effects from hotel closures. In addition, we have initiated a series of cost and cash flow mitigation measures, such as reduction in discretionary expenses, headcount freeze, and reduction and deferment of capital expenditures and rental payments, to counter the impact of hotel closures. We have also reached out to our banks and have received certain additional bank facilities to support our operations in Europe during this period.
Regulation
The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulations governing foreign ownership of hotel businesses in the PRC are the
Special Administrative Measures (Negative List) for Admission of Foreign Investment
and the
Industry Guidelines on Encouraged Foreign Investment
issued by the National Development and Reform Commission and the PRC Ministry of Commerce, or the MOC, both of which were issued on June 30, 2019 and effective as of July 30, 2019. Pursuant to this regulation, there are no restrictions on foreign investment in limited service hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Similar with other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions are consisted of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal PRC regulations currently relevant to our business and operations.
Regulations on Hotel Operation
The Ministry of Public Security issued the
Measures for the Control of Security in the Hotel Industry
in November 1987 and amended it in 2011, and the State Council promulgated the
Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained
in June 2004 and amended it in January 2009 and August 2016, respectively. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. Pursuant to the
Measures for the Control of Security in the Hotel Industry
, hotels failing to obtain the special industry license may be subject to warnings or fines of up to RMB200. In addition, pursuant to various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines.
The State Council promulgated the
Public Area Hygiene Administration Regulation
in April 1987 and amended it in February 2016 and in April 2019, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health promulgated the
Implementation Rules of the Public Area Hygiene Administration Regulation,
which was amended in January 2016 and December 2017, according to which, starting from May 1, 2011, hotel operators shall establish hygiene administration system and keep records of hygiene administration. The Standing Committee of the National People’s Congress, or the SCNPC enacted the
PRC Law on Food Safety
in February 2009, which was most recently amended in December 2018, according to which any hotel that provides food must obtain a license. China Food and Drug Administration, or the CFDA, enacted the
Regulation on Administration of Food Business Permit
in August 2015 and amended it in November 2017, according to which any entity involving sales of food or food services must obtain a food business license, and any food service license which had obtained prior to October 1, 2015 will be replaced upon expiry by the food business license. Pursuant to this law, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines equal to 1000% to 2000% of the value of food if such value is equal to or more than RMB10,000.

The Fire Prevention Law,
as amended by the SCNPC in October 2008 and in April 2019, and the
Provisions on Supervision and Inspection on Fire Prevention and Control
, promulgated by the Ministry of Public Security and effective as of May 1, 2009 and was amended on November 1, 2012 , require that (i) the fire prevention design drawings of massive public gathering places, such as hotels, to be reviewed and inspected by local construction authorities before construction; (ii) the construction of massive public gathering places, such as hotels, must be inspected and accepted by local construction authorities from fire prevention perspective before completion; (iii) to complete fire prevention safety inspection/commitment with the local public security fire department, which is a prerequisite for business opening. Pursuant to these regulations, hotels failing to obtain approval of fire prevention inspection and acceptance or failing fire prevention safety inspection/commitment may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.
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
On October 18, 2010, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration approved and issued
Classification and Accreditation for Star-rated Tourist Hotels
(GB/T14308-2010), which became effective on January 1, 2011. On November 19, 2010, the National Tourist Administration promulgated the
Implementation Measures of Classification and Accreditation for Star-rated Tourist Hotels
, which became effective on January 1, 2011. Under these regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for three years.
On September 21, 2012, the Ministry of Commerce promulgated the
Provisional
Administrative Measures for Single-purpose Commercial Prepaid Cards
, which was amended in August 18, 2016. Pursuant to this regulation, if an enterprise engaged in retail, accommodation and catering, or residential services issues any single-purpose commercial prepaid card to its customers, it shall undergo a record-filing procedure. For a hotel primarily engaged in the business of accommodation, the aggregate balance of the advance payment under the single-purpose commercial prepaid cards it issued shall not exceed 40% of its income from its primary business in the previous financial year.
On April 25, 2013, the Standing Committee of the National People’s Congress issued the
Tourism Law of the People’s Republic of China
, which became effective on October 1, 2013 and was most recently amended on October 26, 2018. According to this law, the accommodation operators shall fulfill their obligations under the agreements with consumers. If the accommodation operators subcontract part of their services to any third party or involve any third party to provide services to customers, the accommodation operators shall assume the joint and several liabilities with the third parties for any damage caused to the customers.
Regulations on Leasing
Under the
Law on Urban Real Estate Administration
promulgated by the SCNPC, which took effect as of January 1995 and was amended in August 2007, August 2009 and January 2020, respectively, and the
Administrative Measures for Commodity House Leasing
promulgated by the Ministry of Housing and Urban-rural Construction, which took effect as of February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, prescribing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest will be subordinated to an interested third party acting in good faith.

In March 1999, the National People’s Congress, the China legislature, passed the
PRC Contract Law
, of which Chapter 13 governs lease agreements. According to the
PRC Contract Law
, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the lease item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the lease item without the consent of the lessor.
In March 16, 2007, the National People’s Congress passed the
PRC Property Law
, pursuant to which where a mortgagor leases the mortgaged property before the mortgage contract is concluded, the previously established leasing relation shall not be affected; and where a mortgagor leases the mortgaged property after the creation of the mortgage interest, the leasing interest will be subordinated to the registered mortgage interest.
Regulations on Consumer Protection
In October 1993, the SCNPC promulgated the
Law on the Protection of the Rights and Interests of Consumers
, or the Consumer Protection Law, which became effective on January 1, 1994 and was amended on March 15, 2014. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:
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

In December 2003, the Supreme People’s Court in China enacted the Interpretation of
Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury
, which further increases the liabilities of business operators engaged in the operation of hotels, restaurants, or entertainment facilities and subjects such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.
Regulations on Environmental Protection
In February 2012, the SCNPC issued the newly amended
Law on Promoting Clean Production
, which regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.
According to the
Environmental Protection Law of the People’s Republic of China, the Environmental Impact Assessment Law of the People’s Republic of China
promulgated by the SCNPC and latest amended on December 29, 2018, the
Regulations Governing Environmental Protection in Construction Projects
promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, and the
Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects
promulgated by the Ministry of Environmental Protection on December 27, 2001 and amended on December 22, 2010, hotels shall submit a Report/Form on Environmental Impact Assessment and an Application Letter for Acceptance of Environmental Protection Facilities in Construction Projects to competent environmental protection authorities for approvals before commencing the operation. Pursuant to the
Environmental Impact Assessment Law of the People’s Republic of China
, any hotel failing to obtain the approval of the Report/Form of Environmental Impact Assessment may be ordered to cease construction and restore the property to its original state, and according to the violation activities committed and the harmful consequences thereof, be subject to fines of no less than 1% but no more than 5% of the total investment amount for the construction project of such hotel. The person directly responsible for the project may be subject to certain administrative penalties. Pursuant to the
Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects
, any hotel failing to obtain an Acceptance of Environmental Protection Facilities in Construction Projects may be subject to fines and an order to obtain approval within a specified time limit.
Regulations on Commercial Franchising
Franchise operations are subject to the supervision and administration of the MOC, and its regional counterparts. Such activities are currently regulated by the
Regulations for Administration of Commercial Franchising
, which was promulgated by the State Council on February 6, 2007 and became effective on May 1, 2007. The
Regulations for Administration of Commercial Franchising
were subsequently supplemented by the
Administrative Measures for Archival Filing of Commercial Franchises
, which was newly amended and promulgated by the MOC on December 12, 2011 and became effective on February 1, 2012, and the newly amended
Administrative Measures for Information Disclosure of Commercial Franchises
, which was promulgated by the MOC on February 23, 2012 and became effective on April 1, 2012.
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

Pursuant to the
Administrative Measures for Information Disclosure of Commercial Franchises
, 30 days prior to the execution of franchise contracts, franchisors are required to provide franchisees with copies of the franchise contracts, as well as written true and accurate basic information on matters including:
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
Regulations on Trademarks
Both the
PRC Trademark Law
adopted by the SCNPC on August 23, 1982 and revised on August 30, 2013 and November 1, 2019, and the
Implementation Regulation of the PRC Trademark Law
adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks and trade names. The National Intellectual Property Administration (Trademark Office) handles trademark registrations Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of any ten-year
term. Trademark license agreements must be filed with the Trademark Office.
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

On August 29, 2008, the SAFE promulgated the
Notice on Perfecting Practices Concerning Foreign Exchange Settlement Regarding the Capital Contribution by Foreign-invested Enterprises
, or Circular 142, regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without the SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines.
On March 30, 2015, SAFE issued the
Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises
, or Circular 19. Circular 19 has superseded Circular 142 by restating certain restrictions on use of registered capital in foreign currency by a foreign-invested company. Nevertheless, Circular 19 specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in PRC subject to certain reinvestment registration with local SAFE. However, the interpretation and enforcement of Circular 19 by local SAFE remain significant uncertainties in practice.
On December 25, 2006, the People’s Bank of China issued the
Administration Measures on Individual Foreign Exchange Control
and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. The Implementation Rules was later amended on May 29, 2016. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals shall be transacted upon approval from the SAFE or its authorized branch. On February 25, 2012, the SAFE promulgated the
Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company
, or Circular 7, to replace the
Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company
. Under Circular 7, the board members, supervisors, officers or other employees, including PRC citizens and foreigners having lived within the territory of the PRC successively for at least one year of a PRC entity, who participate in stock incentive plans or equity compensation plans by an overseas publicly listed company, or the PRC participants, are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE. We and our PRC participants who have been granted stock options are subject to Circular 7. If our PRC participants who hold such options or our PRC subsidiary fail to comply with these regulations, such participants and their PRC employer may be subject to fines and legal sanctions.
Regulations on Foreign Investment
The SCNPC enacted the
Foreign Investment Law
on March 15, 2019 and the State Council promulgated the
Implementation Regulations of Foreign Investment Law
on December 12, 2019, both of which came into force on January 1, 2020. On December 30, 2019, the MOC and the SAMR promulgated the
Measures on Reporting of Foreign Investment Information,
which also became effective on January 1, 2020. Under these laws and regulations, foreign investors or foreign-invested companies shall report and update investment information to the competent department for commerce through the Enterprise Registration System and the Enterprise Credit Information Publicity System.
Any foreign investor or foreign-invested company found to be non-compliant
with these reporting obligations may potentially be subject to fines and legal sanctions.
The
Foreign Investment Law
, together with its Implementation Regulations replaced, in their entirety, the trio of previous laws regulating foreign investment in China, namely, the
Sino-foreign Equity Joint Venture Enterprise Law
, the
Sino-foreign Cooperative Joint Venture Enterprise Law
and the
Wholly Foreign-invested Enterprise Law
, together with their implementation rules and ancillary regulations. Generally speaking, the
PRC Company Law
or the
PRC Partnership Law
(promulgated by the SCNPC in February 1997 and amended in August 2006) shall apply with respect to the organization of foreign-invested enterprises. The
Foreign Investment Law
provides that foreign invested enterprises established according to the previous laws regulating foreign investment may maintain their current structure and corporate governance during the five-year transition period. This infers that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in the transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance requirements may lead to regulatory incompliance and hence materially and adversely affect our current corporate structure, corporate governance and business operations.

Regulations on Share Capital
In October 2005, the SCNPC issued the amended
Company Law of the People’s Republic of China
, which became effective on January 1, 2006 and was amended in October 2018. In April 2006, the State Administration for Industry and Commerce, or the SAIC (predecessor of the State Administration for Market Regulation or the SAMR), the MOC, the General Administration of Customs and the SAFE jointly issued the
Implementation Opinions on Several Issues regarding the Laws Applicable to the Administration of Approval and Registration of Foreign-invested Companies
. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contribution to the registered capital of the foreign-invested company. On June 17, 2014, the MOC issued the
Notice of the Ministry of Commerce on Improving the Administration of Foreign Investment Review
. Pursuant to which, restrictions or requirements on the percentage of initial capital contribution, the percentage of cash contribution and the period of contribution imposed on foreign-invested companies (including companies invested by investors from Taiwan, Hong Kong and Macao regions) are abolished. A company which proposes to reduce its registered capital shall prepare a balance sheet and a list of assets. The company shall notify its creditors within ten days from the date of resolution on reduction of registered capital and publish an announcement on the newspapers within 30 days. The creditors may, within 30 days from receipt of the notice or within 45 days from the announcement date, require the company to settle the debts or provide corresponding guarantee. Shareholders of certain of our PRC subsidiaries have mandatory preemptive rights.
Regulations on Dividend Distribution
The principal regulations governing distribution of dividends of foreign-invested enterprises include the
Foreign Investment Law
enacted by the SCNPC on March 15, 2019 and its Implementation Regulations promulgated by the State Council, both of which came into force on January 1, 2020.
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
Regulations on Offshore Financing
On October 21, 2005, the SAFE issued
Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles
, or Circular 75, which became effective as of November 1, 2005. Under Circular 75, if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they are required to register with local SAFE branches with respect to their overseas investments in offshore companies. PRC residents are also required to file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off
transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations.
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

The SAFE issued a series of guidelines to its local branches with respect to the operational process for SAFE registration, including the
Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment
, or Circular 59, which came into effect as of December 17, 2012. The guidelines standardized more specific and stringent supervision on the registration required by Circular 75. For example, the guidelines impose obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities in case any shareholder or beneficial owner of the offshore entity is a PRC citizen or resident. Untrue statements by the onshore subsidiaries will lead to potential liability for the subsidiaries, and in some instances, for their legal representatives and other individuals.
On July 4, 2014, the SAFE issued the
Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles
, or Circular 37, which became effective and suspended Circular 75 on the same date, and Circular 37 shall prevail over any other inconsistency between itself and relevant regulations promulgated earlier. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle”. Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefit. A registered special purpose vehicle is required to amend its SAFE registration or file with respect to such vehicle in connection with any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed
special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local SAFE branch before exercising such options. The SAFE simultaneously issued a series of guidance to its local branches with respect to the implementation of Circular 37. Under Circular 37, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations. See “Risk Factors—Risks related to our business—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”
On September 14, 2015, the National Development and Reform Commission issued the
Circular of the National Development and Reform Commission on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises
to remove the quota review and approval system for the issuance of foreign debts (including bonds and loans for more than 1 year) by enterprises, reform and innovate the ways that foreign debts are managed, and implement the administration of record-filing and the registration system.
Regulations on Merger and Acquisition and Overseas Listing
On August 8, 2006, six PRC regulatory agencies, namely the MOC, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on
Mergers and Acquisitions of Domestic Enterprises by Foreign Investors
, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, as amended on June 22, 2009, purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking the CSRC approval of their overseas listings.
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
On July 30, 2017, for the purpose of promoting the reform of the foreign investment administrative system and simplifying the administrative procedures, the MOC amended the
Interim
Measures for the Record-filing
Administration of the Incorporation and Change of Foreign-invested Enterprises which was promulgated in October 2016 and amended in June 2018. According to the amended interim measures, a record-filing administration system shall apply to foreign investors’ mergers and acquisitions of domestic non-foreign-invested
enterprises and strategic investments in listed companies, provided that they do not involve the implementation of special access administrative measures prescribed by the state or involve the mergers and acquisitions of affiliates.
On December 30, 2019, for the purpose of further promoting the foreign investment administration and simplifying the administrative procedures, the MOC and the SAMR promulgated the
Measures on Reporting of Foreign Investment Information,
which became effective on January 1, 2020 and suspended the
Interim Measures for the Record-filing
Administration of the Incorporation and Change of Foreign-invested Enterprises on the same date. Under this regulation, an information reporting system shall apply to foreign investors’ mergers and acquisitions of domestic non-foreign-invested
enterprises and strategic investments in listed companies, provided that they comply with the implementation of special access administrative measures prescribed by the state and do not involve the mergers and acquisitions of affiliates. To be specific, under the information reporting system, where a new foreign-invested enterprise is incorporated or a non-foreign
invested enterprise changes to a foreign-invested enterprise through acquisition, merger or other means, such incorporation or change no longer requires approval or record-filing of MOC, but should report online on an Enterprise Registration System and the National Enterprise Credit Information Publicity System, together with the registration with the relevant department of the SAMR through the same systems.
Regulation on Security Review
In August 2011, the MOC promulgated the
Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors
, or the MOC Security Review Rule, which came into effect on September 1, 2011, to implement the
Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors
promulgated on February 3, 2011. Under these regulations, a security review is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review, the MOC will look into the substance and actual impact of the transaction. The MOC Security Review Rule further prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.
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
contract. The
Labor Contract Law
also requires that the employees dispatched from human resources outsourcing firms or labor agencies be limited to temporary, auxiliary or substitute positions. Furthermore, an employer may be held jointly liable for any damages to its dispatched employees caused by its human resources outsourcing firm or labor agency if it hired such employees through these entities. According to the
Interim Provisions on Labor Dispatch
, which was promulgated in December 2013 to implement the provisions of the
Labor Contract Law
regarding labor dispatch, a company is permitted to use dispatched employees for up to 10% of its labor force and the companies currently using dispatched employees are given a two-year
grace period after March 1, 2014 to comply with this limit.

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
Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks
, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.
On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, issued the
Order for the Protection of Telecommunication and Internet User Personal Information
. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to this order, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register
the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The order states, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.
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

The Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC GDPR, imposes certain requirements on the processing of personal data relating to natural persons. GDPR requirements will apply both to companies established in the EU and to companies, such as us, that are not established in the EU but process personal data of individuals who are in the EU (and in the EEA subject to the enactment of implementation procedures), where the processing activities relate to: (a) the offering of goods or services, irrespective of whether a payment of the data subject is required, to such data subjects in the EU; or (b) the monitoring of their behavior as far as their behavior takes place within the EU. Therefore, the GDPR applies to our EU entities as well as the offering of services by our non-EU
entities when EU guests are targeted. The GDPR imposes on concerned companies a large number of obligations, which relate for example, but are not limited, to (i) the principles applying to the processing of personal data: e.g. lawfulness, fairness, transparency, purpose limitation, data minimization and “privacy by design”, accuracy, storage limitations to process and store personal data only as long as necessary, access restrictions on a “need to know basis”, and ensuring security and confidentiality of personal data by technical and organizational measures; (ii) the ability of the controller to demonstrate compliance with such principles (accountability); (iii) the obligation to identify a legal basis before the processing (special requirements apply to certain specific categories of data such as sensitive data); and (iv) data subjects rights (e.g. transparency, right of information about personal data processed, right of access/receive copies, right to rectification, right to erasure, right to restrict processing, right to data portability, right to object to a processing under certain circumstances). This leads to companies being under the obligation to implement a number of formal processes and policies reviewing and documenting the privacy implications of the development, acquisition, or use of all new products and services, technologies, or types of data. The GDPR provides for substantial fines for breaches of data protection requirements, which, depending on the infringed provisions of the GDPR, can go up to either (thresholds depending on the obligations which have been breached): (i) 2% of the annual worldwide turnover of the preceding financial year or EUR10 million, whichever is greater, or (ii) 4% of the annual worldwide turnover of the preceding financial year or EUR20 million, whichever is greater. The fine may be imposed instead of, or in addition to, measures that may be ordered by supervisory authorities (e.g. request to cease the processing). The GDPR and EU Member States law also provide for private enforcement mechanisms and, in the most severe cases, criminal liability.
The Directive (EC) 2002/58 of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector imposes restrictions on the use of cookies and similar means as well as on website tracking, including the requirement to obtain informed consent for storage or access to information stored on a user’s terminal equipment in the EU in certain cases (in particular for cookies which track for marketing purposes). The forthcoming Regulation on privacy and electronic communications, aiming at repealing the Directive 2002/58, will update the current rules (not yet known when it will be enacted). Sanctions may be imposed on companies not fully compliant with all practices in relation to the implementation of the regulation on
e-privacy;
the relation to the GDPR is not fully clear, but in the worst case, the same sanctions as which under the GDPR may apply.

4.C. Organizational Structure
The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 31, 2020.

The following table sets forth summary information for our significant subsidiaries as of March 31, 2020.

Major Subsidiaries	Percentage of Ownership	Date of Incorporation/Acquisition	Place of Incorporation
China Lodging Holdings (HK) Limited	100%	October 22, 2008	Hong Kong
China Lodging Holdings Singapore Pte. Ltd.	100%	April 14, 2010	Singapore
Shanghai HanTing Hotel Management Group, Ltd.	100%	November 17, 2004	PRC
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd.	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd	100%	January 16, 2008	PRC
Yiju (Shanghai) Hotel Management Co., Ltd.	100%	April 12, 2007	PRC
HanTing Technology (Suzhou) Co., Ltd.	100%	December 3, 2008	PRC
HanTing (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC
Starway Hotels (Hong Kong) Limited	100%	May 1, 2012	Hong Kong
Starway Hotel Management (Shanghai) Co., Ltd.	100%	May 1, 2012	PRC
HuaZhu Hotel Management Co., Ltd.	100%	August 16, 2012	PRC
Jizhu Information Technology (Shanghai) Co., Ltd.	100%	February 26, 2014	PRC
ACL Greater China Limited	100%	May 9, 2016	Hong Kong
Ibis China Investment Limited	100%	April 22, 2016	Hong Kong
TAHM Investment Limited	100%	August 4, 2016	Hong Kong

Huazhu Investment I Limited	100%	November 10, 2017	Hong Kong
Yagao Meihua Hotel Management Co., Ltd.	100%	February 16, 2015	PRC
Crystal Orange Hotel Holdings Limited	100%	May 25, 2017	BVI
Orange Hotel Hong Kong Limited	100%	May 25, 2017	Hong Kong
Orange Hotel Management (China) Co., Ltd.	100%	May 25, 2017	PRC
Beijing Crystal Orange Hotel Management Consulting Co., Ltd.	100%	May 25, 2017	PRC
Huazhu Hotel Management (Ningbo) Co., Ltd.	100%	July 20, 2018	PRC
Steigenberger Hotels Aktiengesellschaft	100%	January 2, 2020	Germany

4.D. Property, Plants and Equipment
Our headquarters are located in Shanghai, China and occupy nearly 20,000 square meters of office space, about 1,500 square meters of which is owned by us and the rest is leased. As of December 31, 2019, we leased 681 out of our 5,618 hotel facilities with an aggregate size of approximately 4.0 million square meters, including approximately 124,100 square meters subleased to third parties. As of December 31, 2019, we owned seven out of our 5,618 hotel facilities with an aggregate size of approximately 53,900 square meters. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”
ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information
–
D. Risk Factors” or in other parts of this annual report on Form 20-F.
Overview
We are a leading and fast-growing multi-brand hotel group in China with an international coverage. We operate under leased and owned, manachised and franchised models. Under the lease and ownership model, we directly operate hotels located primarily on leased properties. Under the manachise model, we manage manachised hotels through the on-site
hotel managers we appoint and collect fees from franchisees. Under the franchise model, we provide training, reservation and support services to the franchised hotels and collect fees from franchisees but do not appoint on-site
hotel managers. We apply a consistent standard and platform across all of our hotels. As of December 31, 2019, we had 688 leased and owned, 4,519 manachised and 411 franchised hotels in operation and 43 leased and owned hotels and 2,219 manachised and franchised hotels under development.
As of the date of this annual report, we operate the following hotel brands that are designed to target distinct segments of customers:
•	Economy hotel brands: HanTing Hotel , Hi Inn , Elan Hotel , Zleep Hotels and Ibis ;

•	Midscale hotel brands: Starway Hotel , JI Hotel , Orange Hotel , Ibis Styles and Mercure ;

•	Upper midscale hotel brands: Manxin Hotel , Crystal Orange Hotel , IntercityHotel and Novotel ;

•	Upscale hotel brands: Blossom Hill Hotels & Resorts , MAXX by Steigenberger , Jaz in the City , Grand Mercure and Madison Hotel ;
•	Upper upscale brands: Joya Hotel and Steigenberger Hotels & Resorts .
We entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of “
Mercure
”, “
Ibis
” and “
Ibis Styles
” in the PRC, Taiwan and Mongolia and
non-exclusive
franchise rights in respect of “
Grand Mercure
” and “
Novotel
” in the PRC, Taiwan and Mongolia. We have exclusive rights to construct, operate, manage, franchise and license hotels under the
Jaz in the City
brand in China, South East Asia, Japan, South Korea and Europe subject to certain exceptions, and non-exclusive
rights to operate, manage, franchise and license certain hotels under the
Jaz in the City
brand in certain other countries and regions, such as Tunisia, Cape Verde, UAE and Egypt.
As a result of our customer-oriented approach, we have developed strong brand recognition and a loyal customer base. In 2019, approximately 76% of our room nights were sold to members of HUAZHU Rewards, our loyalty program.
Our operations commenced with midscale limited service hotels and commercial property development and management in 2005. We began our current business of operating and managing a multi-brand hotel group in 2007. Our net revenues grew from RMB8,229 million in 2017 to RMB10,063 million in 2018 and further to RMB11,212 million (US$1,611 million) in 2019. We had net income attributable to our company of RMB1,228 million, RMB716 million and RMB1,769 million (US$254 million) in 2017, 2018 and 2019, respectively. We had net cash provided by operating activities of RMB2,453 million, RMB3,049 million and RMB3,293 million (US$473 million) in 2017, 2018 and 2019, respectively.
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
•
The total number of hotels and hotel rooms in our hotel network
. Our revenues largely depend on the size of our hotel network. Furthermore, we believe the expanded geographic coverage of our hotel network will enhance our brand recognition. Whether we can successfully increase the number of hotels and hotel rooms in our hotel group is largely affected by our ability to effectively identify and lease, own, manachise or franchise additional hotel properties at desirable locations on commercially favorable terms and the availability of funding to make necessary capital investments to open these new hotels.

•
The fixed-cost nature of our business
. A significant portion of our operating costs and expenses, including rent and depreciation and amortization, is relatively fixed. As a result, an increase in our revenues achieved through higher RevPAR generally will result in higher profitability. Vice versa, a decrease in our revenues could result in a disproportionately larger decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately.

•
The number of new leased and owned hotels under development
. Generally, the operation of each leased and owned hotel goes through three stages: development, ramp-up
and mature operations. During the development stage, leased and owned hotels generally incur pre-opening
expenses generally ranging from approximately RMB1.5 million to RMB20.0 million per hotel and generate no revenue. During periods when a large number of new leased and owned hotels are under development, the pre-opening
expenses incurred may have a significant negative impact on our financial performance.

•
The mix of mature leased and owned hotels, new leased and owned hotels, manachised hotels and franchised hotels
. When a new hotel starts operation and goes through the
ramp-up
stage, the occupancy rate is relatively low and the room rate may be subject to discount. Revenues generated by these hotels are lower than those generated by mature hotels and may be insufficient to cover their operating costs, which are relatively fixed in nature and are similar to those of mature hotels. The lower profitability during the ramp-up
stage for leased and owned hotels may have a significant negative impact on our financial performance. The length of ramp-up
stage may be affected by factors such as hotel size, seasonality and location. New hotels opened in lower-tier cities generally have longer ramp-up
period. On average, it takes our hotels approximately six months to ramp up. We define mature leased and owned hotels as those that have been in operation for more than six months. Our mature leased and owned hotels have been and will continue to be the main contributor to our revenues.

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
Change in the total number of hotels and hotel rooms
. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 3,746 as of December 31, 2017 to 5,618 as of December 31, 2019 and our total hotel room-nights available for sale increased from 128.8 million as of December 31, 2017 to 171.7 million as of December 31, 2019. The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of and for the dates and periods indicated.

	As of December 31,
	2017	2018	2019
Total hotels in operation	3,746	4,230	5,618
Leased and owned hotels	671	699	688
Manachised hotels	2,874	3,309	4,519
Franchised hotels	201	222	411
Total hotel rooms in operation	379,675	422,747	536,876
Leased and owned hotels	85,018	86,787	87,465
Manachised hotels	275,065	314,932	418,700
Franchised hotels	19,592	21,028	30,711
Total hotel room-nights available for sale	128,761,738	144,497,182	171,660,048
Leased and owned hotels	30,198,307	31,448,206	32,018,639
Manachised hotels	92,582,541	105,917,757	130,860,614
Franchised hotels	5,980,890	7,131,219	8,780,795
Number of cities	378	403	437

RevPAR
. RevPAR is a commonly used operating measure in the lodging industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offering, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. From year to year, occupancy of our portfolio may fluctuate as a result of change in the mix of mature and ramp-up
hotels, as well as special event such as the Shanghai Expo in 2010. We set the room rates of our hotels primarily based on the location of a hotel, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster. From year to year, average daily rate of our portfolio may change due to our yield management practice, city mix change and special events such as Shanghai Expo in 2010.
The following table sets forth our RevPAR, average daily room rate and occupancy rate for our leased and owned and manachised hotels for the periods indicated.

	Year Ended December 31,
	2017	2018	2019
RevPAR (1) (in RMB)
Leased and owned hotels	211	237	240
Manachised hotels	171	186	189
Franchised hotels	158	188	174
Total hotels in operation	180	197	198
Average daily room rate (1) (in RMB)
Leased and owned hotels	237	267	276
Manachised hotels	191	213	223
Franchised hotels	216	248	240
Total hotels in operation	203	226	234
Occupancy rate (as a percentage)
Leased and owned hotels	89	89	87
Manachised hotels	89	88	85
Franchised hotels	73	76	73
Total hotels in operation	88	87	84
Weight of hotel room-nights available for sale contributed by leased and owned hotels less than 6 months (as a percentage)	8	4	4

(1)	The RevPAR and average daily room rates disclosed in this annual report are based on the tax-inclusive room rates.

RevPAR may change from period to period due to (i) the change in the mix of our leased and owned hotels in the ramp-up
and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The total hotel RevPAR in 2019 is slightly higher than that in 2018, mainly attributable to the increase in the proportion of our midscale and upscale hotels. The total hotel RevPAR in 2018 is higher than that in 2017, mainly as a result of upgrade of Hanting 2.0 and the growing demand of our midscale hotels.
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

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
RevPAR (in RMB):
Leased and owned hotels	208	246	257	238	216	252	259	235
Manachised hotels	163	190	205	185	169	195	206	183
Franchised hotels	159	195	213	185	162	185	189	161
Total hotels in operation	173	203	217	196	178	206	215	191

Same-hotel RevPAR change
. Our overall RevPAR trend does not reflect the trend of a stable and mature portfolio, because it may fluctuate when city mix and mix of mature and ramp-up
hotels change. We track same-hotel year-over-year RevPAR change for hotels in operation for at least 18 months to monitor RevPAR trend for our mature hotels on a comparable basis. The following table sets forth our same-hotel RevPAR for hotels in operation for at least 18 months for the periods indicated.

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Number of hotels in operation for at least 18 months	2,813	2,866	2,908	2,980	3,189	3,277	3,361	3,417
RevPAR (RMB)	165	194	207	189	176	202	211	188
Same-hotel RevPAR change (as a percentage)	6.5	7.9	4.2	3.9	(0.4)	(2.1)	(3.8)	(5.4)

Financial Key Performance Indicators
Our financial key performance indicators consist of (i) revenues, (ii) operating costs and expenses, (iii) EBITDA and Adjusted EBITDA, and (iv) net cash provided by operating activities.
Revenues
. We primarily derive our revenues from operations of our leased and owned hotels and franchise and service fees from our manachised and franchised hotels. The following table sets forth the revenues generated by our leased and owned and manachised and franchised hotels and other revenues, each in absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2017		2018		2019
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Revenues:
Leased and owned hotels	6,338	77.0	7,470	74.2	7,718	1,109	68.8
Manachised and franchised hotels	1,851	22.5	2,527	25.1	3,342	480	29.8
Others	40	0.5	66	0.7	152	22	1.4

Net revenues	8,229	100.0	10,063	100.0	11,212	1,611	100.0

•
Leased and Owned Hotels
. In 2017, we generated revenue of RMB6,338 million from our leased and owned hotels, which accounted for 77.0% of our total revenues for the year. In 2018, we generated revenue of RMB7,470 million from our leased and owned hotels, which accounted for 74.2% of our total revenues for the year. In 2019, we generated revenues of RMB7,718 million (US$1,109 million) from our leased and owned hotels, which accounted for 68.8% of our total revenues for the year. We expect that revenues from our leased and owned hotels will continue to constitute a substantial majority of our total revenues in the foreseeable future.
As of December 31, 2019, we had 43 leased and owned hotels under development.

For our leased hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for substantially all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from ten to 20 years
.
We typically enjoy an initial
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
Our revenues generated from leased and owned hotels are significantly affected by the following two operating measures:
•
The total number of room nights available from the leased and owned hotels in our hotel group
. The future growth of revenues generated from our leased and owned hotels will depend significantly upon our ability to expand our hotel group into new locations and maintain and further increase our RevPAR at existing hotels. As of December 31, 2019, we had 43 properties for our leased and owned hotels, which are currently under development.

•
RevPAR achieved by our leased and owned hotels, which represents the product of average daily rates and occupancy rates
. To understand factors impacting our RevPAR, please see “–
Non-financial
Key Performance Indicators – RevPAR.”

•
Manachised and Franchised Hotels
. In 2017, we generated revenues of RMB1,851 million from our manachised and franchised hotels, which accounted for 22.5% of our total revenues for the year. In 2018, we generated revenues of RMB2,527 million from our manachised and franchised hotels, which accounted for 25.1% of our total revenues for the year. In 2019, we generated revenues of RMB3,342 million (US$480 million) from our manachised and franchised hotels, which accounted for 29.8% of our total revenues for the year. We expect that revenues from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels in our hotel group. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase.
As of December 31, 2019, we had 2,219 manachised and franchised hotels under development.

•
Manachised Hotels
. Our franchisees either lease or own their hotel properties and also invest in the renovation of their properties according to our product standards. Our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels according to our standards, and all of the operating expenses. We directly manage our manachised hotels and impose the same standards for all manachised hotels to ensure product quality and consistency across our hotel network. Management services we provide to our franchisees for our manachised hotels generally include hiring, appointing and training hotel managers, managing reservations, providing sales and marketing support, conducting quality inspections and providing other operational support and information. We believe our manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

We collect fees from our franchisees and do not bear the loss, if any, incurred by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for manachised hotels typically run for an initial term of eight to ten years. Our franchisees are generally required to pay us a one-time
franchise fee ranging between RMB80,000 and RMB500,000. In general, we charge a monthly franchise fee of approximately 4% to 6.5% of the total revenues generated by each manachised hotel. We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee to service customers who join our HUAZHU Rewards loyalty program at the manachised hotels. Furthermore, we employ and appoint hotel managers for the manachised hotels and charge the franchisees a monthly fee for such service.
•
Franchised Hotels
. Under our typical franchise agreements, we provide our franchisees with training, central reservation, sales and marketing support, quality assurance inspections and other operational support and information services. We do not appoint hotel managers for our franchised hotels. We collect fees from the franchisees of our franchised hotels and do not bear any loss or share any profit incurred or realized by our franchisees.

•
Other Revenues
. Other revenues of RMB40 million, RMB66 million and RMB152 million (US$22 million) in 2017, 2018 and 2019, respectively, represent revenues generated from other than the operation of hotel businesses, which mainly include revenues from the provision of IT products and services to hotels and revenues from Hua Zhu mall.

Operating Costs and Expenses
. Our operating costs and expenses consist of costs for hotel operation, other operating cost, selling and marketing expenses, general and administrative expenses and pre-opening
expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2017		2018		2019
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Net revenues	8,229	100.0	10,063	100.0	11,212	1,611	100.0

Operating costs and expenses
Hotel operating costs:
Rents	2,059	25.0	2,406	23.9	2,624	377	23.4
Utilities	366	4.4	399	4.0	404	58	3.6
Personnel costs	1,388	16.9	1,663	16.5	1,854	266	16.5
Depreciation and amortization	773	9.4	869	8.6	960	138	8.5
Consumables, food and beverage	551	6.7	673	6.7	793	114	7.1
Others	538	6.6	466	4.7	555	80	5.0

Total hotel operating costs	5,675	69.0	6,476	64.4	7,190	1,033	64.1
Other operating costs	17	0.2	15	0.1	57	8	0.5
Selling and marketing expenses	285	3.5	348	3.5	426	61	3.8
General and administrative expenses	691	8.4	851	8.5	1,061	152	9.5
Pre-opening expenses	206	2.5	255	2.5	502	72	4.5

Total operating costs and expenses	6,874	83.6	7,945	79.0	9,236	1,326	82.4

•
Hotel Operating Costs
. Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and owned and manachised hotels. Leased and owned hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements, intangible assets and land use rights. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs in absolute amount will increase as we continue to open new hotels.
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

•
Selling and Marketing Expenses
. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, bank fees for processing bank card payments, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our selling and marketing expenses will increase as our sales increase and as we further expand into new geographic locations and promote our brands.

•
General and Administrative Expenses
. Our general and administrative expenses consist primarily of compensation and benefits for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, travel and communication expenses of our general and administrative staff, costs of third-party professional services, and office expenses for corporate and regional office. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business.

•	Pre-opening Expenses . Our pre-opening expenses consist primarily of rents, personnel cost, and other miscellaneous expenses incurred prior to the opening of a new leased and owned hotel.

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
pre-opening
expenses for the periods indicated.

	Year Ended December 31,
	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Rents	192	221	460	66
Personnel cost	6	18	14	2
Others	8	16	28	4

Total pre-opening expenses	206	255	502	72

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Year Ended December 31,
	2017		2018		2019
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Hotel operating costs	20	29.7	27	32.8	35	5	31.8
Selling and marketing expenses	1	2.3	3	3.1	3	0	2.7
General and administrative expenses	45	68.0	53	64.1	72	10	65.5

Total share-based compensation expenses	66	100.0	83	100.0	110	15	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009, August 2010 and March 2015. We did not grant any options to purchase our ordinary shares in 2017, 2018 and 2019.
We granted 493,972, 1,708,980, and 678,043 shares of restricted stock in 2017, 2018 and 2019, respectively. We recognized share-based compensation as compensation expenses in the statement of comprehensive income based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.
EBITDA and Adjusted EBITDA
. We use earnings before interest income, interest expense, income tax expense (benefit) and depreciation and amortization, or EBITDA, a non-GAAP
financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We also use Adjusted EBITDA, another non-GAAP
measure, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The following tables present certain unaudited financial data and selected operating data for the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,
	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Non-GAAP Financial Data
EBITDA (1)	2,348	2,272	3,555	510
Adjusted EBITDA (1)	2,379	3,269	3,349	481

(1)	We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. Our calculation of EBITDA and Adjusted EBITDA does not deduct foreign exchange loss of RMB18 million, RMB144 million, and RMB35 million (US$5 million) in 2017, 2018 and 2019, respectively. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

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
A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net income attributable to our company	1,228	716	1,769	254

	For the Year Ended December 31,
	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Interest income	(113)	(148)	(160)	(23)
Interest expense	87	244	315	45
Income tax expense	357	569	640	92
Depreciation and amortization	789	891	991	142

EBITDA (Non-GAAP)	2,348	2,272	3,555	510
Share-based compensation expenses	66	83	110	15
Unrealized (gains) losses from fair value changes of equity securities	(35)	914	(316)	(44)

Adjusted EBITDA (Non-GAAP)	2,379	3,269	3,349	481

Net Cash Provided by Operating Activities
. Our net cash provided by operating activities is primarily attributable to our net income, add-backs
from share-based compensation expenses, depreciation and amortization, impairment loss, deferred rent, noncash lease expense, investment loss (income) and changes in operating assets and liabilities. We use net cash provided by operating activities to assess the cash generation capability and return profile of our business. Compared with adjusted EBITDA, net cash provided by operating activities neutralizes the impact of straight-line based rental accounting and timing difference in certain areas of revenue recognition when assessing the return profile and profitability of our business. We had net cash provided by operating activities of RMB2,453 million, RMB3,049 million and RMB3,293 million (US$473 million) in 2017, 2018 and 2019, respectively. The year-over-year increase was mainly due to the expansion of our hotel network. We expect that our net cash provided by operating activities will continue to increase as we further expand our hotel network.
Taxation
We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the British Virgin Islands and Seychelles, our subsidiaries are not subject to tax on income or capital gain. Under the current laws of Singapore, companies are subject to Singapore corporate income tax at a rate of 17%. Under the current laws of Germany, companies are subject to income tax at a standard rate of 15% (15.825% including solidarity surcharge), plus municipal trade tax of 7%-17%. Companies established in Japan are subject to Japan corporate income tax at a rate of 23.2% (30%-34% including local taxes). Companies established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%. Companies established in Taiwan are subject to Taiwan corporate income tax at a rate of 20%.
On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, which was most recently amended in December 2018, and on December 6, 2007, the PRC State Council issued the
Implementation Regulations of the Enterprise Income Tax Law
, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises.
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
Reimbursements for hotel manager fees
, which cover the manachised hotel managers’ payroll, social welfare benefits and certain other out-of-pocket
expenses that we incur on behalf of the manachised hotels. The reimbursements are recognized over time within revenues for the reimbursement of costs incurred on behalf of manachised hotels.
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
Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with an indefinite life are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess. The determination of the fair value requires us to make significant estimates and assumptions related to forecasts of future revenues, operating margin, royalty saving rate and discount rates to estimate the net present value of future cash flows. We perform annual brand name and master brand agreement impairment test on November 30. The fair value of the brand name of Crystal Orange exceeded its carrying value of 97% as of the measurement date and, therefore, no impairment was recognized. The brand name of Crystal Orange carrying amount constituted 85% of total balance of brand name as of December 31, 2019.
Goodwill Impairment
Goodwill is required to be tested for impairment at least annually or more frequently if events or changes in circumstances indicate that these assets might be impaired. If we determine that the carrying value of our goodwill has been impaired, the carrying value will be written down.
We perform a
two-step
goodwill impairment test for each of the reporting unit we identified for goodwill impairment testing purposes. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of each reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow as well as market value. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates and long-term growth rates. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal values. If any of these assumptions changes, the estimated fair value of our reporting unit will change, which could affect the amount of goodwill impairment charges, if any. We perform the annual goodwill impairment test on November 30. As of November 30, 2019, we operated and managed our business as a single segment, and the acquired business had been migrated to our business.
Our management reviews our consolidated results when making decisions about allocating resources and assessing our performance. Therefore, we have a single operating segment and reporting unit.
Leases
Before January 1, 2019, we adopted the ASC Topic 840,
Leases
, pursuant to which each lease is classified at the inception date as either a capital lease or an operating lease. All our leases are classified as operating lease under ASC Topic 840. Our reporting for periods prior to January 1, 2019 continued to be reported in accordance with Leases (Topic 840).
We adopted the ASC Topic 842,
Leases
(“ASC 842”) on January 1, 2019 and recognized a cumulative adjustment to the opening balance of retained earnings in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients, which allowed us to (1) not reassess whether existing contracts contain leases, (2) carry forward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. As a result of adoption, we recognized right-of-use (“ROU”) assets of RMB18,940 million and related lease liabilities of RMB19,438 million for operating leases. We reclassified from assets and liabilities RMB498 million net to ROU assets. The adoption of ASU 2016-02 did not materially affect the consolidated statements of income or consolidated statements of cash flows and had no impact on the debt covenant compliance under the current agreements.

In evaluating whether an agreement constitute a lease, we review the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. We categorize leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease. However, we have no finance leases for any of the periods presented.
We recognize a lease liability for future fixed lease payments and a ROU asset representing our right to use the underlying asset for the lease term. Lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term using the rate implicit in the lease, if available, or our incremental borrowing rate. As our leases do not provide an implicit borrowing rate, we use an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Most leases have initial terms ranging from ten to 20 years. The lease term includes lessee options to extend the lease and periods occurring after a lessee’s early termination option, only to the extent it is reasonably certain that we will exercise such extension options and not exercise such early termination options, respectively. Our lease agreements may include nonlease components, mainly insisting of common area maintenance, which are combined with lease components as we elect to account for these components together as a single lease component, as permitted. Besides, our lease payments are generally fixed, and certain agreements contain variable lease payments based on the operating performance of the leased property. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term, and lease expense related to variable payments is expensed as incurred. Additionally, we elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Our lease agreements do not contain any significant residual value guarantees or restricted covenants.
The ROU assets are measured at the amount of lease liabilities with adjustments, if applicable, including lease prepayments made prior to or at lease commencement, initial direct costs incurred by us, deferred rent and lease incentives, and any off-market
terms (that is, favorable or unfavorable terms) in the lease we acquired leases in a business combination in which the acquiree acts as a lessee. We evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group are determined to be not recoverable and is in excess of the estimated fair value, we record an impairment loss in the consolidated statement of comprehensive income. Noncash lease expense are used as the noncash add-back for the amortization of the ROU assets to the operating section of the consolidated statements of cash flow.
We reassess whether a contract is or contains a leasing arrangement and re-measures
ROU assets and liabilities upon modification of the contract. We will derecognize ROU assets and liabilities, with difference recognized in our income statement on the contract termination.
Income Taxes
The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities. A valuation allowance is required to reduce the carrying amounts of deferred tax assets if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not
realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with operating loss in the China’s limited service hotel industry, tax planning strategy implemented and other tax planning alternatives. Prior to 2009, we had significant operating losses attributable to rapid expansion and related pre-opening
costs incurred. As of December 31, 2017, 2018 and 2019, we had deferred tax assets after valuation allowance of RMB406 million, RMB505 million and RMB548 million (US$79 million), respectively. We expect many of our hotels that were put in operation since 2013 will mature gradually and generate sufficient taxable profit to utilize the substantial portion of the net loss carryforward. If our operating results are less than currently projected and there is no objectively verifiable evidence to support the realization of our deferred tax asset, additional valuation allowance may be required to further reduce our deferred tax asset. The reduction of the deferred tax asset could increase our income tax expenses and have an adverse effect on our results of operations and tangible net worth in the period in which the allowance is recorded.
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
In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises earned after January 1, 2008, are subject to a 10% withholding income tax. If there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company, the income tax rate may be reduced. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends. In 2018 and 2019, PRC dividend withholding tax of RMB34 million and RMB73 million, respectively, was accrued.
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

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	(RMB)	(US$)%
	(In millions except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	6,338	77.0	7,470	74.2	7,718	1,109	68.8
Manachised and franchised hotels	1,851	22.5	2,527	25.1	3,342	480	29.8
Others	40	0.5	66	0.7	152	22	1.4

Total revenues	8,229	100.0	10,063	100.0	11,212	1,611	100.0

Net revenues	8,229	100.0	10,063	100.0	11,212	1,611	100.0

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	(RMB)	(US$)%
	(In millions except percentages)
Operating costs and expenses (1) :
Hotel operating costs	5,675	69.0	6,476	64.4	7,190	1,033	64.1
Other operating costs	17	0.2	15	0.1	57	8	0.5
Selling and marketing expenses	285	3.5	348	3.5	426	61	3.8
General and administrative expenses	691	8.4	851	8.5	1,061	152	9.5
Pre-opening expenses	206	2.5	255	2.5	502	72	4.5

Total operating costs and expenses	6,874	83.6	7,945	79.0	9,236	1,326	82.4

Other operating (expense) income, net	71	0.9	226	2.3	132	19	1.2

Income from operations	1,426	17.3	2,344	23.3	2,108	304	18.8
Interest income	113	1.4	148	1.5	160	23	1.4
Interest expenses	87	1.1	244	2.4	315	45	2.8
Other income, net	128	1.6	203	2.0	331	48	3.0
Unrealized gain (loss) from fair value changes of equity securities	35	0.4	(914)	(9.1)	316	44	2.8
Foreign exchange gain (loss)	(18)	(0.2)	(144)	(1.4)	(35)	(5)	(0.3)

Income before income taxes	1,597	19.4	1,393	13.9	2,565	369	22.9
Income tax expense	357	4.3	569	5.7	640	92	5.7
Income (loss) from equity method investments	(12)	(0.2)	(97)	(1.0)	(164)	(24)	(1.5)

Net income	1,228	14.9	727	7.2	1,761	253	15.7
Less: net (loss) income attributable to noncontrolling interest	0	0	11	0.1	(8)	(1)	(0.1)

Net income attributable to Huazhu Group Limited	1,228	14.9	716	7.1	1,769	254	15.8

Note:
(1)	Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Share-based compensation expenses	66	83	110	15

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Net Revenues
. Our net revenues increased by 11.4% from RMB10,063 million in 2018 to RMB11,212 million (US$1,611 million) in 2019.
•
Leased and Owned Hotels
. Net revenues from our leased and owned hotels increased by 3.3% from RMB7,470 million in 2018 to RMB7,718 million (US$1,109 million) in 2019. This increase was primarily due to (1) our continued expansion of leased and owned hotels from 86,787 hotel rooms as of December 31, 2018 to 87,465 hotel rooms as of December 31, 2019; and (2) our RevPAR growth from RMB237 in 2018 to RMB240 in 2019. The increase of RevPAR for our leased and owned hotels was mainly as a result of the increase in the proportion of midscale and upscale hotels.

•
Manachised and Franchised Hotels
. Net revenues from our manachised and franchised hotels increased by 32.3% from RMB2,527 million in 2018 to RMB3,342 million (US$480 million) in 2019. This increase was primarily due to our continued expansion of manachised hotels from 3,309 hotels and 314,932 hotel rooms as of December 31, 2018 to 4,519 hotels and 418,700 hotel rooms as of December 31, 2019 and franchised hotels from 222 hotels and 21,028 hotel rooms as of December 31, 2018 to 411 hotels and 30,711 hotel rooms as of December 31, 2019. RevPAR for our manachised and franchised hotels increased from RMB186 in 2018 to RMB188 (US$27) in 2019, mainly attributable to the upgrade of economy hotels and the increase in the proportion of midscale and upscale hotels.

•
Other Revenues.
Net other revenues increased from RMB66 million in 2018 to RMB152 million (US$22 million) in 2019. This increase was primarily attributable to the increase of revenues from provision of IT products and services to hotels.

Operating Costs and Expenses
. Our total operating costs and expenses increased by 16.2% from RMB7,945 million in 2018 to RMB9,236 million (US$1,326 million) in 2019.
•
Hotel Operating Costs
. Our hotel operating costs increased by 11.0% from RMB6,476 million in 2018 to RMB7,190 million (US$1,033 million) in 2019. This increase was primarily due to our hotel network expansion and the increase in the proportion of midscale and upscale hotels. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 3,309 hotels as of December 31, 2018 to 4,519 hotels as of December 31, 2019. Our hotel operating costs as a percentage of net revenues decreased from 64.4% in 2018 to 64.1% in 2019. The year-over-year decrease in the percentage was mainly attributable to the increased portion of manachised and franchised hotels.

•
Selling and Marketing Expenses
. Our selling and marketing expenses increased by 22.4% from RMB348 million in 2018 to RMB426 million (US$61 million) in 2019. This increase was mainly due to (i) the expansion of our sales and marketing team in order to strengthen our direct sales channels at hotel and regional level, (ii) increased bank charges for online payments, and (iii) higher commission fees we paid to online travel agencies. Our selling and marketing expenses as a percentage of net revenues increased from 3.5% in 2018 to 3.8% in 2019.

•
General and Administrative Expenses
. Our general and administrative expenses increased from RMB851 million in 2018 to RMB1,061 million (US$152 million) in 2019. Our general and administrative expenses as a percentage of net revenues increased from 8.5% in 2018 to 9.5% in 2019. The increase was mainly attributable to (i) our investments to expand our hotel development teams, upscale-brand hotels and IT capabilities, and (ii) the acquisition related costs for the Deutsche Hospitality acquisition.

•
Pre-opening Expenses
. Our
pre-opening
expenses increased from RMB255 million in 2018 to RMB502 million (US$72 million) in 2019. The increase was mainly attributable to the construction of upscale-brand flag-ship hotels in 2019. Our pre-opening
expenses as a percentage of net revenues increased from 2.5% in 2018 to 4.5% in 2019.

Other Operating Income, Net.
Our other operating income decreased from RMB226 million in 2018 to RMB132 million (US$19 million) in 2019, which mainly attributable to (i) the one-time
compensation we received from the selling shareholders of Crystal Orange as the final settlement of the sales and purchase transaction of RMB35 million in 2018, and (ii) compensations received or reversal of losses related to termination of certain leased hotels of RMB93 million in 2018, partially offset by an increase in subsidies income received related to taxes paid in 2019.
Income from Operations
. As a result of the foregoing, we had income from operations of RMB2,108 million (US$304 million) in 2019, compared to income from operations of RMB2,344 million in 2018.
Interest Income (Expense), Net
. Our net interest expense was RMB155 million (US$22 million) in 2019. Our interest income was RMB160 million (US$23 million), and our interest expense was RMB315 million (US$45 million) in 2019. Our net interest expense was RMB96 million in 2018. Our interest income was RMB148 million, and our interest expense was RMB244 million in 2018. The increase in our net interest expense was primarily due to increased bank borrowings in 2019.

Other Income, Net
. Our other income, net increased from RMB203 million in 2018 to RMB331 million (US$48 million) in 2019, primarily attributable to higher gains realized from our sales of certain equity securities in 2019.
Unrealized gains (losses) from fair value changes of equity securities.
Our unrealized gains from fair value changes of equity securities was RMB316 million (US$44 million) in 2019, compared with unrealized losses from fair value changes of equity securities of RMB914 million in 2018. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as Accor Hotels.
Foreign Exchange Loss
. Our foreign exchange loss decreased from RMB144 million in 2018 to RMB35 million (US$5 million) in 2019, which was primarily attributable to the exchange loss related to our investment in Accor in Euro, partially offset by exchange gain of our Euro bank borrowing, as the Euro depreciated against the U.S. dollar in 2019.
Income Tax Expense
. Our income tax expenses increased from RMB569 million in 2018 to RMB640 million (US$92 million) in 2019. Our effective tax rate in 2019 was 25.0%, which decreased from 40.8% in 2018. The relative high effective tax rate in 2018 primarily reflected certain non-taxable
loss associated with fair value changes in equity securities investments.
Equity Method Investments
. Our loss from equity method investments increased from RMB97 million in 2018 to RMB164 million (US$24 million) in 2019, primarily due to the loss incurred by certain investees.
Net Income Attributable to Noncontrolling Interest
. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net loss attributable to noncontrolling interest was RMB8 million (US$1 million) in 2019, primarily due to losses from certain of our joint ventures. The net income attributable to noncontrolling interest was RMB11 million in 2018.
Net Income Attributable to Huazhu Group Limited
. As a result of the foregoing, net income attributable to Huazhu Group Limited increased from RMB716 million in 2018 to RMB1,769 million (US$254 million) in 2019.
EBITDA and Adjusted EBITDA.
EBITDA
(non-GAAP)
increased from RMB2,272 million in 2018 to RMB3,555 million (US$510 million) in 2019. Adjusted EBITDA
(non-GAAP)
increased from RMB3,269 million in 2018 to RMB3,349 million (US$481 million) in 2019. This change was primarily due to the expansion of our hotel network, and the increased proportion of manachised and franchised hotels in 2019.
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
Net Revenues
. Our net revenues increased by 22.3% from RMB8,229 million in 2017 to RMB10,063 million in 2018.
•
Leased and Owned Hotels
. Net revenues from our leased and owned hotels increased by 17.9% from RMB6,338 million in 2017 to RMB7,470 million in 2018. This increase was primarily due to (1) our continued expansion of leased and owned hotels from 671 hotels and 85,018 hotel rooms as of December 31, 2017 to 699 hotels and 86,787 hotel rooms as of December 31, 2018; and (2) our RevPAR growth from RMB211 in 2017 to RMB237 in 2018. The increase of RevPAR for our leased and owned hotels was mainly as a result of the increase in the proportion of midscale and upscale hotels.

•
Manachised and Franchised Hotels
. Net revenues from our manachised and franchised hotels increased by 36.6% from RMB1,851 million in 2017 to RMB2,527 million in 2018. This increase was primarily due to our continued expansion of manachised hotels from 2,874 hotels and 275,065 hotel rooms as of December 31, 2017 to 3,309 hotels and 314,932 hotel rooms as of December 31, 2018 and franchised hotels from 201 hotels and 19,592 hotel rooms as of December 31, 2017 to 222 hotels and 21,028 hotel rooms as of December 31, 2018. RevPAR for our manachised and franchised hotels increased from RMB171 and RMB158 in 2017 to RMB186 and RMB188 in 2018, respectively, mainly attributable to the upgrade of economy hotels and the increase in the proportion of midscale and upscale hotels.

•
Other Revenues.
Net other revenues increased from RMB40 million in 2017 to RMB66 million in 2018. This increase was primarily attributable to the increase of revenues from provision of IT products and services to hotels.

Operating Costs and Expenses
. Our total operating costs and expenses increased by 15.6% from RMB6,874 million in 2017 to RMB7,945 million in 2018.
•
Hotel Operating Costs
. Our hotel operating costs increased by 14.1% from RMB5,675 million in 2017 to RMB6,476 million in 2018. This increase was primarily due to our expansion of leased and owned hotels from 671 hotels as of December 31, 2017 to 699 hotels as of December 31, 2018 and the increased proportion of our midscale and upscale hotels. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 2,874 hotels as of December 31, 2017 to 3,309 hotels as of December 31, 2018. Our hotel operating costs as a percentage of net revenues decreased from 69.0% in 2017 to 64.4% in 2018. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and the increased portion of manachised and franchised hotels.

•
Selling and Marketing Expenses
. Our selling and marketing expenses increased by 22.1% from RMB285 million in 2017 to RMB348 million in 2018. The increase was in line with the growth of our revenues. Our selling and marketing expenses as a percentage of net revenues remained stable at 3.5% in both 2017 and 2018.

•
General and Administrative Expenses
. Our general and administrative expenses increased from RMB691 million in 2017 to RMB851 million in 2018. Our general and administrative expenses as a percentage of net revenues increased from 8.4% in 2017 to 8.5% in 2018. The increase was mainly attributable to the increase of performance-related personnel costs.

•
Pre-opening Expenses
. Our
pre-opening
expenses increased from RMB206 million in 2017 to RMB255 million in 2018. The increase was mainly attributable to more leased midscale and upscale hotels opened or under construction in 2018. Our pre-opening
expenses as a percentage of net revenues remained stable at 2.5% in both 2017 and 2018.

Other Operating Income, Net.
Our other operating income was RMB226 million in 2018, which mainly included government grants of RMB106 million, gains related to compensations for termination of certain leased hotels of RMB67 million and reversal of contingent loss of RMB25 million, as well as the compensation of RMB35 million received from the selling shareholders of Crystal Orange as the final settlement of the sales and purchase transaction. Our other operating income was RMB71 million in 2017, which mainly included government grants.
Income from Operations
. As a result of the foregoing, we had income from operations of RMB2,344 million in 2018, compared to income from operations of RMB1,426 million in 2017.
Interest Income (Expense), Net
. Our net interest expense was RMB96 million in 2018. Our interest income was RMB148 million, and our interest expense was RMB244 million in 2018. Our net interest income was RMB26 million in 2017. Our interest income was RMB113 million, and our interest expense was RMB87 million in 2017. The change from net interest income in 2017 to net interest expense in 2018 was primarily due to our increased bank borrowings in 2018 and the Notes we issued in November 2017.
Other Income, Net
. Our other income was RMB128 million and RMB203 million in 2017 and 2018, respectively, primarily attributable to the investment income from our equity investments including RMB104 million of dividends received from Accor in the third quarter of 2018.
Unrealized gains (losses) from fair value changes of equity securities.
Our unrealized losses from fair value changes of equity securities was RMB914 million in 2018, compared with unrealized gains from fair value changes of equity securities of RMB35 million in 2017, primarily related to our investment in Accor.

Foreign Exchange Loss
. Our foreign exchange loss increased from RMB18 million in 2017 to RMB144 million in 2018, which was primarily attributable to the exchange loss related to our investment in Accor in Euro, partially offset by the EUR241 million bank borrowing’s exchange gain, as the Euro depreciated against the U.S. dollar in 2018.
Income Tax Expense
. Our income tax expenses increased from RMB357 million in 2017 to RMB569 million in 2018.Our effective tax rate in 2018 was 40.8%, which increased from 22.4% in 2017, primarily reflected certain non-taxable
loss of the fair value changes in equity securities investments and a withholding tax accrued on our dividends declaration.
Loss from Equity Method Investments
. Our loss from equity method investments increased from RMB12 million in 2017 to RMB97 million in 2018, primarily due to the loss incurred by certain investees.
Net Income Attributable to Noncontrolling Interest
. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures. Net income attributable to noncontrolling interest was RMB11 million in 2018, primarily due to profits from certain of our joint ventures. The net income (loss) attributable to noncontrolling interest was not material in 2017.
Net Income Attributable to Huazhu Group Limited
. As a result of the foregoing, we had net income attributable to Huazhu Group Limited of RMB716 million in 2018 compared to net income attributable to Huazhu Group Limited of RMB1,228 million in 2017.
EBITDA and Adjusted EBITDA.
EBITDA
(non-GAAP)
was RMB2,272 million in 2018, compared with EBITDA of RMB2,348 million in 2017. Adjusted EBITDA
(non-GAAP)
increased from RMB2,379 million in 2017 to RMB3,269 million in 2018. This change was primarily due to the expansion of our hotel network, the improved RevPAR and the increased proportion of manachised and franchised hotels in 2018.
Outstanding Indebtedness
In May 2017, we entered into an US$250 million term facility and US$250 million revolving credit facility agreement. The US$250 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan is LIBOR plus 1.75%. There are some financial covenants including interest cover, leverage and tangible net worth related to this facility. We drew down US$250 million under the term facility agreement in 2017. We drew down US$250 million, US$370 million and US$755 million under the revolving credit facility agreement and repaid US$250 million, US$120 million and US$755 million in 2017, 2018 and 2019, respectively. The weighted average interest rate of borrowings drawn under these two facilities was 3.04%, 3.93% and 4.24% for 2017, 2018 and 2019, respectively. These two facilities were settled in January 2020.
In November 2017, we issued US$475 million of the Notes. The Notes will mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. In 2017, proceeds to us were RMB3,093 million (US$467 million), net of issuance costs of RMB54 million (US$8 million). The Notes can be converted into our ADSs at an initial conversion rate of 5.4869, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$182.25 per ADS). Holders of the Notes may require the Company to repurchase all or a portion of the Notes for cash on November 2, 2020, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.
In February 2018, we entered into a three-year term facility agreement under which we can borrow up to EUR260 million within 30 London business days. The interest rate on the loan for each interest period is the applicable EURIBOR plus 1.70%. We have pledged certain shares of Accor we acquired from open market as collateral to secure this facility. The facility agreement includes some financial covenants including debt ratio and value of the pledged shares, and we were in compliance with such covenants as of December 31, 2019
.
We drew down EUR241 million under the term facility agreement in 2018 and repaid EUR193 million in 2019. The weighted average interest rate of borrowings drawn under this agreement was 1.70% for both 2018 and 2019. This facility was settled in February 2020.
In March 2019, we entered into a five-year RMB1.2 billion bank loan contract which will expire in March 2024. The interest rate resets every six months, and is based on the People’s Bank of China five-year benchmark interest rate on the relevant reset date. The loan contains certain financial covenants including interest coverage ratio and net tangible assets. We drew down RMB1.2 billion and repaid RMB89 million in 2019. The weighted average interest rate of borrowings drawn under this agreement was 4.75% for 2019.

In October 2019, we entered into a one-year term facility agreement under which we can borrow up to US$180 million. This loan was secured by deposit equal to at least the aggregate of the loan facility amount, accrued interests and costs. The interest rate was fixed at 2.52%. In 2019, we drew down US$180 million under this agreement and repaid nil.
In December 2019, we entered into a EUR440 million term facility and US$500 million revolving credit facility agreement with several banks. The US$500 million revolving credit facility is available for 35 months since the date of this agreement. The interest rate for each interest period is the aggregate of (i) the applicable margin and (ii) LIBOR (or, in relation to any loan in Euro, EURIBOR). The margin for each loan depends on the applicable leverage range, generally 2.0% per annum. There are some financial covenants including interest coverage ratio, leverage and book equity related to these facilities.
We have pledged shares of certain of our subsidiaries to secure these facilities. Certain of our subsidiaries also provide subsidiary guarantee for these facilities. We drew down EUR440 million and US$500 million under the facility agreement in 2019. The weighted average interest rate of borrowings drawn under this agreement was 2.86% for 2019.
As of March 31, 2020, the unutilized credit facility available to us was RMB2.0 billion.
The temporary closure of our hotels and lower occupancy rate during the
COVID-19
outbreak since January 2020 may trigger an event of default under our banking arrangements. As of the date of this annual report, we have obtained the required waiver and will continue to work with all relevant parties to obtain waivers wherever this is required. Since the outbreak, we have also received further support from some of our banks in the form of additional banking facilities and lower interest rates.
5.B. Liquidity and Capital Resources
Our principal sources of liquidity have been cash generated from operating activities, borrowings from commercial banks and issuance of convertible senior notes. Our cash and cash equivalents and restricted cash consist of cash on hand, liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use, deposits used as security against borrowings, and deposits restricted due to contract disputes or lawsuits or special purpose. As of December 31, 2019, we had 43 properties for our leased and owned hotels under development. As of December 31, 2019, we expected to incur approximately RMB1,853 million of capital expenditures in connection with certain recently completed leasehold improvements and to fund the leasehold improvements of these 43 leased and owned hotels. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.
Our ability to continue as a going concern depends on our ability to generate cash flows from operations and to arrange adequate financing arrangements to support our working capital requirements. Due to the global outbreak of
COVID-19,
our business has been significantly impacted and we experienced operating losses and negative operating cash flows in the first quarter of 2020. If this trend continues, it may trigger breaches of financial covenants of our long term bank consortium facilities of EUR440 million and US$500 million. Furthermore, holders of our Notes of US$475 million have the right to require us to repurchase their notes on November 2, 2020. These conditions and events may raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These factors are mitigated by the following plans and actions: (i) in April 2020, we obtained the waiver of financial covenants relating to the long term bank consortium facilities of EUR440 million and US$500 million, which allowed us to comply with a set of amended financial covenants instead of the original ones until the six-month period ending June 30, 2021; we are and expect to continue to be in full compliance with the amended covenants; (ii) if required, we have the ability to liquidate short-term investments that are readily convertible into cash; we also have investments in funds that could be disposed of within a relatively short period of time; (iii) we have been pro-actively negotiating with landlords for rental reductions and deferment, and although the amount of reductions is not currently determinable, we expect it is reasonably possible to obtain a material amount, as consistent with common market practice in this environment; (iv) as of March 31, 2020, we had unused credit facilities of approximately RMB2.0 billion; based on our historical experience, funding requests in the ordinary course of business will be approved and we believe will continue to be approved, provided that we submit the required supporting documentation and the amount is within the credit limit granted; and (v) we may increase borrowings or raise capital to respond to market conditions following the COVID-19 outbreak and potential redemption of our Notes. We have been able to meet our working capital needs, and based on the above, we believe we have adequate liquidity to fund our working capital and meet our capital expenditures requirements, and other liabilities and commitments when due for at least the next twelve months.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net cash provided by operating activities	2,453	3,049	3,293	473
Net cash used in investing activities	6,235	6,345	285	41
Net cash provided by financing activities	4,536	4,248	6,045	868
Effect of exchange rate changes on cash and cash equivalents	(34)	(24)	62	9
Net increase in cash, cash equivalents and restricted cash	720	928	9,115	1,309
Cash, cash equivalents and restricted cash at the beginning of the year	3,236	3,956	4,884	702

Cash, cash equivalents and restricted cash at the end of the year	3,956	4,884	13,999	2,011

Operating Activities
In 2017, 2018 and 2019, we financed our operating activities primarily through cash generated from operations.
Net cash provided by operating activities amounted to RMB3,293 million (US$473 million) in 2019, primarily attributable to (i) our net income of RMB1,761 million (US$253 million), (ii) an add-back
of RMB2,235 million (US$321 million) in noncash lease expense, (iii) an add-back
of RMB991 million (US$142 million) in depreciation and amortization, and (iv) an increase of RMB408 million (US$58 million) in accrued expenses and other current liabilities, partially offset by (i) a decrease in operating lease liability of RMB2,036 million (US$293 million); and (ii) a deduction of investment income of RMB477 million (US$68 million).
Net cash provided by operating activities amounted to RMB3,049 million in 2018, primarily attributable to (i) our net income of RMB727 million, (ii) an add-back
of RMB1,009 million in investment loss, (iii) an
add-back
of RMB891 million in depreciation and amortization, (iv) an
add-back
of RMB157 million of loss from equity method investments, net of dividends; (v) an add-back
of RMB140 million in the deferred rent because rental accrued on a straight-line basis exceeded rental paid out of our contractual liabilities and (vi) an increase of RMB140 million in accrued expenses and other current liabilities, partially offset by an increase of prepaid rent of RMB283 million.
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
Net cash provided by operating activities increased from RMB3,049 million in 2018 to RMB3,293 million (US$473 million) in 2019, primarily due to our strong core operation performance, an increase in our net income from RMB727 million in 2018 to RMB1,761 million (US$253 million) in 2019, an increase in change of accrued expenses and other current liabilities from RMB140 million in 2018 to RMB408 million (US$58 million) in 2019, and an increase in depreciation and amortization from RMB891 million to RMB991 million (US$142 million) in 2019, partially offset by a change from investment loss of RMB1,009 million in 2018 to investment income of RMB477 million (US$68 million) in 2019.
Net cash provided by operating activities increased from RMB2,453 million in 2017 to RMB3,049 million in 2018, primarily due to our strong core operation performance, a change from investment income of RMB160 million in 2017 to investment loss of RMB1,009 million in 2018, partially offset by a decrease in our net income from RMB1,228 million in 2017 to RMB727 million in 2018.

Investing Activities
Our cash used in investing activities in 2019 is primarily related to our leasehold improvements, purchase of equipment, fixtures in leased and owned hotels, acquisition of Deutsche Hospitality, purchase of marketable securities from the open market and investment in hotel related funds.
Net cash used in investing activities decreased from RMB6,345 million in 2018 to RMB285 million (US$41 million) in 2019, primarily due to (i) a decrease in purchases of long-term investments from RMB4,959 million in 2018 to RMB328 million (US$48 million) in 2019, mainly due to our purchase of equity securities of Accor in 2018, and (ii) an increase in proceeds from maturity/sale of long-term investments from RMB177 million to RMB2,002 million (US$288 million) in 2019, mainly associated with the sale of part of our equity securities of Accor in 2019, partially offset by an increase in purchases of property and equipment from RMB1,115 million in 2018 to RMB1,527 million (US$219 million) in 2019, mainly due to the construction of upscale hotels.
Net cash used in investing activities increased from RMB6,235 million in 2017 to RMB6,345 million in 2018, primarily due to (i) an increase in purchases of long-term investments from RMB1,328 million in 2017 to RMB4,959 million in 2018, mainly due to the purchase of equity securities of Accor and the investment in several hotel related funds and Cjia Group, (ii) an increase in our purchase of property and equipment from RMB819 million in 2017 to RMB1,115 million in 2018, partially offset by a decrease in acquisitions, net of cash received from RMB3,746 million in 2017 to RMB496 million in 2018, mainly due to the acquisition of Crystal Orange in 2017.
Financing Activities
Our major financing activities since 2017 consist of loans with commercial banks, issuance of convertible senior notes and payment of dividends.
Net cash provided by financing activities increased from RMB4,248 million in 2018 to RMB6,045 million (US$868 million) in 2019. Net cash provided by financing activities in 2019 primarily consisted of (i) proceeds of RMB13,176 million (US$1,893 million) from long-term debt and (ii) proceeds of RMB2,214 million (US$318 million) from short-term debt, partially offset by (i) repayment of long-term debt of RMB6,760 million (US$971 million) and (ii) repayment of short-term debt of RMB1,902 million (US$273 million).
Net cash provided by financing activities decreased from RMB4,536 million in 2017 to RMB4,248 million in 2018. Net cash provided by financing activities in 2018 primarily consisted of (i) proceeds of RMB4,275 million from long-term debt and (ii) proceeds of RMB928 million from short-term debt, partially offset by (i) repayment of long-term debt of RMB799 million, and (ii) repayment of short-term debt of RMB128 million.
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
Restrictions on Cash Transfers to Us
We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax
profit to
non-distributable
reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax
profit (as determined under accounting principles generally accepted in the PRC at each year-end)
until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries, is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2019, approximately RMB3,381 million (US$486 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

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
Capital Expenditures
Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB1,069 million, RMB1,451 million and RMB1,881 million (US$270 million) in 2017, 2018 and 2019, respectively. Our capital expenditures in 2019 consist of RMB1,874 million (US$269 million) in property and equipment and RMB4 million (US$0.6 million) in software, and RMB3 million (US$0.4 million) in land use right. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.
5.C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company — B. Business Overview — Hotel Information Platform and Operational Systems” and “— Intellectual Property”.

5.D. Trend Information
Our wholly owned subsidiary, Jizhu Information and Technology (Shanghai) Co., Ltd (“Jizhu Shanghai”), which once called Mengguang Information and Technology (Shanghai) Co., Ltd, as recognized software development entity located in Shanghai of PRC, is entitled to a two-year
exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Jizhu Shanghai has entered into the first tax profitable year for the year ended December 31, 2014. Therefore, Jizhu Shanghai applied tax exemption from 2014 to 2015, and was subject to a preferential tax rate of 12.5% from 2016 to 2018. In November 2018, Jizhu Shanghai was qualified as high and new tech enterprise, resulting in it being subject to a reduced tax rate of 15% in 2019.
The aggregate amount and per share effect of tax holidays were as follows:

	Year Ended December 31,
	2017	2018	2019
	(RMB)	(RMB)	(RMB)
	(In millions, except per share data)
Aggregate amount	24	31	45
Per share effect—basic	0.09	0.11	0.16
Per share effect—diluted	0.08	0.10	0.15

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
5.E.
Off-Balance
Sheet Arrangements
Other than operating lease commitment and purchase obligations set forth in the table under “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations,” we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
5.F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due in the Year Ending December 31,						Payment Due Thereafter
	Total	2020	2021	2022	2023	2024
	(In RMB millions)
Operating Lease Obligations	33,653	3,236	3,231	3,157	3,031	2,921	18,077
Purchase Obligations	221	221	—	—	—	—	—
Bank Borrowing and Other Debt, with Principal and Interest	14,222	5,544	830	7,386	312	150	—
Convertible Senior Notes with Principal and Interest	3,326	3,326	—	—	—	—	—

Total	51,422	12,327	4,061	10,543	3,343	3,071	18,077

As of December 31, 2019, we had six lease contracts that we expect to account for operating leases. Those leases were not reflected in our consolidated balance sheets as of December 31, 2019, but are reflected in the table above as those leases had not commenced as of December 31, 2019.
Our operating lease obligations related to our obligations under lease agreements with lessors of our leased hotels. Our purchase obligations primarily consisted of contractual commitments in connection with leasehold improvements and installation of equipment for our leased hotels.
As of December 31, 2019, we recorded liabilities of uncertain tax benefits of approximately RMB18 million (US$2.6 million) associated with the interests on intercompany loans.
In 2019, we obtained a long-term facility of EUR440 million and US$500 million with some financial covenants including interest coverage ratio, leverage and book equity. The annual interest rate of the borrowings was 2.86% for 2019.

Our Notes are in the aggregate principal amount of US$475 million and will mature in November 2022, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 5.4869, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the Notes. The conversion rate is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the Notes for cash on November 2, 2020, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The Notes bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. As of December 31, 2019, we reclassified the Notes as short-term debt as the Notes holders have a put option which can be exercised within one year.
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
•	our anticipated growth strategies, including developing new hotels at desirable locations in a timely and cost-effective manner and launching a new hotel brand;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract customers and leverage our brand;

•	trends and competition in the lodging industry; and
•	health epidemics, pandemics and similar outbreaks, including COVID-19.

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

Directors and Executive Officers	Age	Position/Title
Qi Ji	53	Founder, Executive Chairman of the Board of Directors, Chief Executive Officer
John Jiong Wu	52	Co-founder, Independent Director
Tong Tong Zhao	53	Co-founder, Independent Director
Xiaofan Wang	44	Director
Shangzhi Zhang	66	Director
Jian Shang	52	Independent Director
Sébastien Bazin	58	Director
Gaurav Bhushan	48	Alternate Director to Sébastien Bazin
Min (Jenny) Zhang	46	Executive Vice-chairlady
Teo Nee Chuan	49	Chief Financial Officer
Hui Jin	42	Co-President
Xinxin Liu	42	Co-President
Qi Ji
is our founder, and has also served as the executive chairman of our board since February 2007 and our chief executive officer since November 2019. He also served as our chief executive officer from January 2012 to May 2015 and from 2007 to August 2009. He co-founded
Home Inns & Hotels Management Inc., or Home Inns, and served as its chief executive officer from January 2001 to January 2005. He also co-founded
Trip.com Group Limited, or Ctrip, one of the largest online travel services providers in China, in 1999, acted as its chief executive officer and president until December 2001, and currently serves on Ctrip’s board as an independent director. Prior to founding Ctrip, Mr. Ji was the chief executive officer of Shanghai Sunflower High-Tech Group, which he founded in 1997. He headed the East China Division of Beijing Zhonghua Yinghua Intelligence System Co., Ltd. from 1995 to 1997. Mr. Ji received both his master’s and bachelor’s degrees from Shanghai Jiao Tong University.
John Jiong Wu
, a
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
Tong Tong Zhao
, a
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

Jian Shang
has served as our independent director since May 2014. He has over 21 years of experience in corporate management and financial innovation. Mr. Shang has been the general manager of Hong Shang Asset Management Co., Ltd since September 2013. From 2006 to 2012, he served as chief executive officer of UBS SDIC Fund Management Company Prior to that, he served as chief executive officer of Yin Hua Fund Management Company, deputy chief executive officer of Hua An Fund Management Company, and head of strategic planning of Shanghai Stock Exchange respectively from 2001 to 2006. Previously, he was a deputy division director of China Securities Regulatory Commission from 1997 to 2000. Mr. Shang obtained his PhD in Finance and MA in Economics from University of Connecticut, and his bachelor’s degree in engineering from Shanghai Jiao Tong University.
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
Min (Jenny) Zhang
has served as our executive vice-chairlady since November 2019. She also served as our chief executive officer from May 2015 to November 2019, our president from January 2015 to May 2015, our chief financial officer from March 2008 to May 2015 and our chief strategic officer from November 2013 to January 2015. Prior to joining us, she served as the finance director of Eli Lilly (Asia) Inc., Thailand Branch and the chief financial officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Zhang has served on the board as a director for OneSmart International Education Group Limited since March 2018. She obtained her Master of Business Administration degree from Harvard Business School and received both master’s and bachelor’s degrees from the University of International Business and Economics.
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
Hui Jin
joined us in 2005 and has served as director of our Development Department, vice president and executive vice president of our Group, respectively. Mr. Jin is currently our co-president.
Prior to joining us, Mr. Jin worked with Home Inns & Hotels Management Inc. Mr. Jin received his executive master’s degree from China Europe International Business School and a Bachelor of Science degree in Psychology from the East China Normal University.
Xinxin Liu
joined us in 2012 and has served as our
co-president
since 2019. Ms. Liu previously also served as our Chief Information Officer and Chief Digitalization Officer. Ms. Liu was the founder and CEO of
H-World
Information and Technology Co., Ltd., which is an IT company incubated by our Group. Prior to joining us, Ms. Liu worked as the IT Head of Alcatel-Lucent ShangHai Bell for more than 14 years. Ms. Liu received her master’s degree from FuDan University.
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
6.B. Compensation
For the fiscal year ended December 31, 2019, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB9 million (US$1 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.
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
Plan Administration
. The compensation committee administers our Amended and Restated 2007, 2008 and 2009 Plans. Our ESOP administration committee, currently comprised solely of Mr. Qi Ji, has been delegated certain authorities, among others, to grant, in its sole discretion, options, restricted stocks and restricted share units to be issued under the respective share incentive plans to any of our employees and consultants except for our directors and executive officers, and the aggregate number of shares covered by any single grant it makes shall not exceed 500,000 ordinary shares.
Types of Awards
. The following briefly describes the principal features of the various awards that may be granted under our Amended and Restated 2007 and 2008 Plans.
•
Options
. Each option agreement must specify the exercise price. The exercise price of an option must not be less than 100% of the fair market value of the underlying shares on the option grant date, and a higher percentage may be required. The term of an option granted under the Amended and Restated 2007 and 2008 Plans must not exceed ten years from the date the option is granted, and a shorter term may be required.
•
Share Purchase Rights
. A share purchase right is a right to purchase restricted stock. Each share purchase right under the Amended and Restated 2007 and 2008 Plans must be evidenced by a restricted stock purchase agreement between the purchaser and us. The purchase price will be determined by the administrator. The share purchase rights will automatically expire if not exercised by the purchaser within 30 days after the grant date.

The following briefly describes the principal features of the various awards that may be granted under our Amended 2009 Plan:
•
Options
. The purchase price per share under an option will be determined by a committee appointed by our board and set forth in the award agreement. The term of an option granted under the Amended 2009 Plan must not exceed ten years from the grant date, and a shorter term may be required.
•
Restricted Stock and Restricted Stock Units
. An award of restricted stock is a grant of our ordinary shares subject to restrictions the committee appointed by our board may impose. A restricted stock unit is a contractual right that is denominated in our ordinary shares, each of which represents a right to receive the value of a share or a specified percentage of such value upon the terms and conditions set forth in the Amended 2009 Plan and the applicable award agreement.
•
Other Stock-based Awards
. The committee is authorized to grant other stock-based awards that are denominated or payable in or otherwise related to our ordinary shares such as stock appreciation rights and rights to dividends and dividend equivalents. Terms and conditions of such awards will be determined by the committee appointed by our board. Unless the awards are granted in substitution for outstanding awards previously granted by an entity that we acquired or combined, the value of the consideration for the ordinary shares to be purchased upon the exercise of such awards shall not be less than the fair market value of the underlying ordinary shares on the grant date.
Vesting Schedule
. As of the date of this annual report, we have entered into option agreements and restricted stock award agreements respectively under our Amended and Restated 2007 and 2008 Plans and our Amended 2009 Plan. Pursuant to our typical option agreement, 50% of the options granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding option agreement, and 1/48 of the options shall vest each month thereafter over the next two years on the first day of each month, subject to the optionee’s continuing to provide services to us. Pursuant to our typical restricted stock award agreement, 50% of the restricted stock granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding restricted stock award agreement, and 1/8 of the restricted stock shall vest each six-month
period thereafter over the next two years on the last day of each six-month
period, subject to the grantee’s continuing to provide services to us. For certain grants, we may also apply different vesting schedules set forth in the relevant agreements between the grantees and us. For example, certain restricted stocks granted shall vest over a period of ten years in equal yearly installments.
Termination of the Amended and Restated 2007 and 2008 Plans and the Amended 2009 Plan
. Our Amended and Restated 2007 Plan and our Amended and Restated 2008 Plan terminated in 2017 and 2018, respectively. Our Amended 2009 Plan will terminate in 2029. Our board of directors may amend, suspend, or terminate our Amended 2009 Plan at any time. No amendment, alteration, suspension, or termination of these plans shall materially and adversely impair the rights of any participant with respect to an outstanding award, unless mutually agreed otherwise between the participant and the administrator.
The following tables summarize options and restricted stocks that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of December 31, 2019.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Qi Ji	400,000	1.53	October 1, 2009	October 1, 2019
	436,348	2.7525	July 17, 2012	July 17, 2018
Tong Tong Zhao	100,000	1.53	October 1, 2009	October 1, 2019
John Jiong Wu	100,000	1.53	October 1, 2009	October 1, 2019
Min (Jenny) Zhang	1,470,000	1.40	October 1, 2007	October 1, 2017
	300,000	1.53	November 20, 2009	November 20, 2019
	207,784	2.7525	July 17, 2012	July 17, 2018
Hui Jin	*	0.50	February 4, 2007	February 4, 2017
	*	4.265	March 31, 2011	March 31, 2017
	*	5.415	May 13, 2014	May 13, 2020
	*	4.925	March 31, 2015	March 31, 2021
Xinxin Liu	*	5.415	May 13, 2014	May 13, 2020
Other individuals as a group	16,917,570	0.50-5.415	February 4, 2007 – April 1, 2015	February 4, 2017 – April 1, 2021

Name	Ordinary Shares Underlying Restricted Stocks Awarded	Date of Grant
Qi Ji	200,000	August 6, 2011
	897,880	July 17, 2012
	1,697,187	March 17, 2015
	1,098,224	March 26, 2015
Shangzhi Zhang	*	January 18, 2012
	*	January 10, 2013
	*	December 10, 2014
	*	March 13, 2017
Min (Jenny) Zhang	313,944	July 17, 2012
	73,188	March 16, 2015
	1,697,187	March 17, 2015
	1,098,224	March 26, 2015
Hui Jin	*	March 31, 2011
	*	July 2, 2012
	*	July 1,2013
	*	July 17, 2014
	*	March 26, 2015
Jian Shang	*	May 5, 2014
Teo Nee Chuan	*	January 15, 2016
Xinxin Liu	*	January 10, 2013
	*	July 1, 2013
	*	July 17, 2014
	*	March 26, 2015
	*	March 17, 2017
	*	March 27, 2018
	*	March 7, 2019
Other individuals as a group	11,766,117	February 7, 2011 – December 4, 2019

*	Upon exercise of all options granted and vesting restricted stock granted, would beneficially own less than 1% of our outstanding ordinary shares.
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

6.D. Employees
We had 13,525, 15,699 and 18,352 employees as of December 31, 2017, 2018 and 2019, respectively. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.
6.E. Share Ownership
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule
13d-3
under the Exchange Act, of our ordinary shares, as of March 31, 2020 by:
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

	Ordinary Shares Beneficially Owned (1)
	Number		%
Directors and Executive Officers:
Qi Ji	99,592,728	(2)	33.6%
John Jiong Wu	7,674,388	(4)	2.6%
Tong Tong Zhao	26,324,652	(3)	8.9%
Xiaofan Wang	—		—
Shangzhi Zhang	*		*
Jian Shang	*		*
Sébastien Bazin	—		—
Gaurav Bhushan	—		—
Min (Jenny) Zhang	*		*
Teo Nee Chuan	*		*
Hui Jin	*		*
Xinxin Liu	*		*
All Directors and Executive Officers as a Group	107,995,487	(5)	36.4%
Principal Shareholders:
Winner Crown Holdings Limited	72,344,905	(6)	24.4%
Accor	15,543,167	(7)	5.2%
East Leader International Limited	26,224,652	(8)	8.8%
Invesco Ltd.	35,980,590	(9)	12.1%
Trip.com Group Limited	22,049,446	(10)	7.4%

*	Less than 1%.

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days after March 31, 2020. Percentage of beneficial ownership of each listed person or group is based on (i) 296,828,271 ordinary shares outstanding as of March 31, 2020, and (ii) the ordinary shares underlying share options exercisable by such person within 60 days after March 31, 2020.

(2)	Includes (i) 72,344,905 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 1,023,171 ordinary shares held by Mr. Qi Ji, and (iii) 16,000,000 ADSs representing 16,000,000 ordinary shares, which have been pledged to a third party financial institution to secure a borrowing, and 10,224,652 ordinary shares held by East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated November 27, 2014. East Leader is wholly owned by Perfect Will Holdings Limited, or Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd., or Asia Square, as nominee for J. Safra Sarasin Trust Company (Singapore) Ltd., or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries.

(3)	Includes (i) 100,000 ordinary shares, and (ii) 16,000,000 ADSs representing 16,000,000 ordinary shares, which have been pledged to a third party financial institution to secure a borrowing, and 10,224,652 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.

(4)	Includes 7,674,388 ordinary shares held by Mr. John Jiong Wu.

(5)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2020 held by all of our directors and executive officers as a group.

(6)	Winner Crown is a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji, our founder and executive chairman, and his family members, are the beneficiaries. Mr. Ji is the sole director of Winner Crown. The address of Winner Crown is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	Includes (i) 10,563,167 ordinary shares issued to AAPC, as reported in a Schedule 13D filed by Accor and AAPC on December 10, 2019, and (ii) 4,980,000 ADSs representing 4,980,000 ordinary shares that Accor acquired in the open market between December 14, 2014 and May 7, 2015 and transferred to AAPC on May 7, 2015. Accor is a company incorporated under the laws of France and its registered office is 82 rue Henri Farman, 92130
Issy-les-Moulineaux.
AAPC is a company incorporated in Hong Kong and its registered office is Room 803, 8/F, AXA Centre, 151, Gloucester Road, Wan Chai, Hong Kong.

(8)	East Leader is a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd., as nominee for Sarasin Trust Company Guernsey Limited, or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader. The address of East Leader is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)	Based on Amendment No. 1 to Schedule 13G filed with the SEC on February 7, 2020 by Invesco Ltd.

(10)	Includes (i) 7,202,482 ordinary shares that Ctrip purchased from us, (ii) an aggregate of 11,646,964 of our ordinary shares that Ctrip purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 3,200,000 ADSs representing 3,200,000 ordinary shares that Ctrip subscribed in our initial public offering. Ctrip is a Cayman Islands company and its address is 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

As of March 31, 2020, we had 296,828,271 ordinary shares issued and outstanding. To our knowledge, we had two record shareholders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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

7.A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”
7.B. Related Party Transactions
Transactions with Ctrip
We conduct transactions in the ordinary course of our business with Ctrip, an entity in which Mr. Qi Ji, our founder, is a co-founder
and independent director. Ctrip rendered reservation services to us to facilitate our customers in making reservations at our hotels from Ctrip’s hotel booking system. In 2017, 2018 and 2019, the aggregate commission fees of our leased and owned hotels paid to Ctrip for its reservation services amounted to RMB77 million, RMB61 million and RMB72 million (US$10 million), respectively. In 2018 and 2019, the lease expenses of our leased and owned hotel paid to Ctrip amounted to RMB18 million and RMB18 million (US$3 million), respectively.
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

In 2017, 2018 and 2019, we provided marketing and training services to Ctrip and recorded service fees amounted to RMB24 million, RMB12 million and RMB41 million (US$6 million), respectively.
Transaction with Sheen Star
In April 2014, we set up Sheen Star Group Limited, or Sheen Star, together with Mr. Qi Ji and an independent third party. We own 19.99% of the equity interest in Sheen Star and Mr. Qi Ji owns 50.01%. We recognized franchise fees from Sheen Star in the amount of RMB2 million and RMB4 million (US$1 million) in 2018 and 2019, respectively.
We recognized interest income from Sheen Star of RMB8 million (US$1 million) in 2019.
Transaction with Accor
In January 2016, we completed strategic alliance transactions with Accor to join forces in the
Pan-China
region to develop Accor brands and to form an extensive and long-term alliance with Accor. After the transaction, Accor became one of our principal shareholders and was granted a right to nominate one director to our board of directors. We recorded brand use fee, reservation and other related service fee to Accor of RMB11 million, RMB18 million and RMB28 million (US$4 million) in 2017, 2018 and 2019, respectively. We also recognized service fee from Accor of RMB8 million, RMB14 million and RMB9 million (US$1 million) in 2017, 2018 and 2019, respectively.
Transaction with Cjia Group
Cjia Group is one of our equity investees. We sold goods and provided IT and other services to Cjia Group amounted to RMB8 million, RMB30 million and RMB21 million (US$3 million) in 2017, 2018 and 2019, respectively. We paid service fee to Cjia Group for its consultation services amounted to nil, nil and RMB6 million (US$1 million) in 2017, 2018 and 2019, respectively.
In 2017, we paid shareholder loan payment to Cjia Group amounted to RMB85 million.
In 2018, we received loan from Cjia Group amounted to RMB103 million.
In 2019, we received sublease income from Cjia Group amounted to RMB14 million (US$2 million).
Transaction with CREATER
In 2017, we paid shareholder loan payment to CREATER amounted to RMB27 million and we recognized interest income of RMB10 million and RMB6 million (US$1 million) in 2018 and 2019, respectively.
Transaction with China Hospitality JV
In 2018, we, together with TPG, formed China Hospitality JV, Ltd. (“China Hospitality JV”), in which we own 20% equity interest. We provided service amounted to RMB10 million and RMB6 million (US$1 million) to China Hospitality JV in 2018 and 2019, respectively.
Transaction with Smart Lodging Group (Cayman) Limited (“Smart Lodging”)
Smart Lodging is one of our equity investees. In 2019, we paid shareholder loan payment to Smart Lodging amounted to RMB30 million (US$4 million).
Transaction with Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)
Lianquan is one of our equity investees. In 2019, we paid shareholder loan payment to Lianquan amounted to RMB32 million (US$5 million).
In 2019, the sublease income we received from Lianquan amounted to RMB7 million (US$1 million).

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
8.A.7.
See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”
8.A.8.
Dividend Policy
On January 3, 2020, we declared a cash dividend of US$0.34 per ordinary share, or US$0.34 per ADS. Cash dividends on our ordinary shares are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$100 million, which was paid in full by February 5, 2020.
On December 13, 2018, we declared a cash dividend of US$0.34 per ordinary share, or US$0.34 per ADS. Cash dividends on our ordinary shares are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$100 million, which was paid in full by January 15, 2019.
On October 23, 2017, we declared a cash dividends of US$0.16 per ordinary share, or US$0.64 per ADS, each representing four ordinary shares. Cash dividends on our ordinary shares are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$44 million, which was paid in full by December 15, 2017.
We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax
profit to
non-distributable
reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax
profit (as determined under accounting principles generally accepted in the PRC at each year-end)
until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In 2019, PRC dividend withholding tax of RMB73 million was accrued. As of December 31, 2019, the accrued PRC dividend withholding tax liability was RMB18 million. We plan to maintain a moderate dividend distribution every year with the range of 0.5% to 2.0% of our market capitalization from current year net income since 2018. Our board of directors has complete discretion in deciding whether to distribute dividends and the dividend amounts within the approved range. Other than these dividends distributions, we intend to indefinitely reinvest the remaining undistributed earnings of our PRC subsidiaries.

8.B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9.	THE OFFER AND LISTING

9.A. Offering and Listing Details
Our ADSs have been listed on the NASDAQ Global Select Market under the symbol “HTHT” since March 26, 2010. In 2017, 2018 and 2019, no significant trading suspensions occurred.
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
December 2018, and on December 6, 2007, the PRC State Council issued the
Implementation Regulations of the Enterprise Income Tax Law
, which was amended in April 2019, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to PRC resident enterprises, including both foreign-invested enterprises and domestic enterprises. The EIT Law restructures China’s tax preference policy under the general principle that industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. For example, enterprises classified as “high and new technology enterprises strongly supported by the State” are entitled to a 15% enterprise income tax rate.
The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. The State Taxation Administration, or the STA (previously known as State Administration of Taxation, or the SAT), issued the
Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies
, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
offshore incorporated enterprise is located in China, which include: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the STA issued Public Announcement [2011] No. 45 in 2011 and Public Announcement [2014] No.9 in 2014, providing more guidance on the implementation of Circular 82 and clarifying matters including resident status determination, post-determination administration and competent tax authorities. The above-mentioned tax circulars apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and are not applicable to our case. But the determining criteria set forth in such tax circulars may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. Currently, there are no further detailed rules or precedents applicable to us regarding the procedures and specific criteria for determining “de facto management body” for a company like us. As such, it is still unclear if the PRC tax authorities would determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC “resident enterprise.”

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
On March 23, 2016, the Ministry of Finance of China (the “MOF”), and the STA jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax
, or Circular 36, which became effective on May 1, 2016. Pursuant to Circular 36, most of our PRC subsidiaries’ business are subject to value-added tax, or VAT, at a rate of 6% as general VAT taxpayers, and they would be permitted to offset input VAT by providing valid VAT special invoices received from vendors against their VAT liability.
On March 20, 2019, the MOF, the STA and the General Administration of Customs of China jointly issued the Public Announcement on Strengthening the VAT Reform Policies
, or Public Announcement [2019] No. 39, pursuant to which, during the period from April 1, 2019 to December 31, 2021, a general VAT taxpayer engaging in the provision of living services, postal service, telecommunications service or modern services with sales revenue from the provision of such services accounting for more than 50% of its total sales revenue is allowed to deduct extra 10% of the deductible input VAT for the current period from the VAT payable. Such rate of extra deduction of input VAT is increased to 15% during the period from October 1, 2019 to December 31, 2021 for general VAT taxpayers engaging in provision of living services with sales revenue from the provision of living services accounting for more than 50% of its total sales revenue pursuant to the Public Announcement on Clarifying the VAT Super Deduction Policy for the Living Service Sector
, or Public Announcement [2019] No. 87, jointly issued by the MOF and the STA on September 30, 2019. Our PRC subsidiaries that provide living services and meet the required criteria stipulated in Public Announcement [2019] No. 39 and Public Announcement [2019] No. 87 would be permitted to enjoy such extra deduction of input VAT at a rate of 10% during period from April 1, 2019 to September 30, 2019, and at a rate of 15% during period from October 1, 2019 to December 31, 2021, and PRC subsidiaries that provide non-living
services but meet the required criteria stipulated in Public Announcement [2019] No. 39 would be permitted to enjoy such extra deduction of input VAT at a rate of 10% during period from April 1, 2019 to December 31, 2021.

On February 6, 2020, the MOF and the STA jointly issued
the Public Announcement on Tax Policies to Support Prevention and Control of Pneumonia Caused by COVID-19
, or Public Announcement [2020] No.8, which retroactively came into force on January 1, 2020, providing that revenue derived by VAT taxpayers from provision of living services shall be temporarily exempted from VAT from January 1, 2020. The deadline of such temporary VAT exemption policy is unclear and will be announced separately depending on the situation of
COVID-19
in China. However, VAT taxpayers that elect to enjoy such temporary VAT exemption are only permitted to issue VAT general invoices to customers.
PRC taxation of our overseas shareholders.
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
Moreover,
non-resident
individual investors are required to pay PRC individual income tax at the rate of 20% instead of 10% enterprise income tax on dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC, unless there is an applicable tax treaty providing exemption or for a lower withholding tax rate. Under the PRC Individual Income Tax Law (as amended), or IITL, non-resident
individual refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than 183 days in aggregate in a calendar year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the transfer price for the transfer of the ADSs or ordinary shares minus the original value and related taxes paid for such transfer. Therefore, if we are considered a PRC resident enterprise and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such dividends and gains earned by non-resident
individuals may be subject to PRC individual income tax.
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

A
non-corporate
recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A
non-U.S.
corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NASDAQ Global Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed below in “Passive Foreign Investment Company Rules”, based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 and 2019 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2020 taxable year. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Each non-corporate
U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.
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

Passive Foreign Investment Company Rules
We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2018 and 2019 taxable years. However, because PFIC status depends on the composition of our income and assets and the market value of our assets from time to time, as well as our market capitalization at the close of each quarter, there can be no assurance that we will not be a PFIC for any taxable year. While we do not believe we will be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other intangible assets (which will depend upon the market price of our ADSs from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other intangible assets, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.
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

Specified Foreign Financial Assets
Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a
non-U.S.
financial institution, as well as securities issued by a
non-U.S.
issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in ADSs or ordinary shares, including the application of the rules to their particular circumstances.
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
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old
policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent we hold assets denominated in U.S. dollars, any appreciation of the RMB against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the RMB against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1 million as of December 31, 2019 into Renminbi at the exchange rate of US$1.00 for RMB6.9618, such cash balance would have been approximately RMB6.96 million (US$1 million). Assuming a 1.0% depreciation of the RMB against the U.S. dollar, such cash balance would have increased to RMB7.03 million (US$1 million) as of December 31, 2019.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, consumer price index in China increased by 1.6%, 2.1% and 2.3% in 2017, 2018 and 2019, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities
Not applicable.
12.B. Warrants and Rights
Not applicable.
12.C. Other Securities
Not applicable.

12.D. American Depositary Shares
Fees and Charges Our ADS holders May Have to Pay
An ADS holder will be required to pay the following service fees to the depositary, Citibank, N.A.:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary (U.S. 2¢ per ADS for the year of 2019)
An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:
•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
•	Expenses incurred for converting foreign currency into U.S. dollars.
•	Expenses for cable, telex and fax transmissions and for delivery of securities.
•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).
•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
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

Fees and Other Payments Made by the Depositary to Us
The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2019, we have received a total of RMB13 million (US$2 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None of these events occurred in any of the years ended December 31, 2017, 2018 and 2019.
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
As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2019 using criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-3 of this annual report on Form
20-F.
Changes in Internal Control over Financial Reporting
We had implemented internal controls to ensure that we have adequately evaluated the contracts and properly assessed the impact of the new accounting standards related to lease on our financial statements to facilitate the adoption on January 1, 2019. There were no significant changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting due to the adoption of the new standards during 2019.

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
services which are approved by the audit committee prior to the completion of the audit.
We paid the following fees for professional services to Deloitte for the years ended December 31, 2018 and 2019.

	Year Ended December 31,
	2018	2019
	US$	US$
	(In millions)
Audit Fees (1)	1.2	1.2
Tax Fees (2)	0	0.2

Total	1.2	1.4

Note:
(1)	Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for the interim review of quarterly financial statements and the audit of our annual financial statements.
(2)	Tax Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for tax compliance and tax advice.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
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

2.2
Registrant’s Specimen Certificate for Ordinary Shares (Incorporated by reference to Exhibit 2.2 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2019.)

2.3
Form of Deposit Agreement among the Registrant, the Depositary and all Holders and Beneficial Owners of the American Depositary Shares issued thereunder. (Incorporated by reference to Exhibits 4.3 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

2.4*	Description of Securities

4.1
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

4.3
Amendment to the Amended and Restated 2009 Share Incentive Plan, amended as of March 26, 2015. (Incorporated by reference to Exhibit 99.2 from our report on Form 6-K filed with the Securities and Exchange Commission on March 27, 2015.)

4.4
Form of Indemnification Agreement with the Registrant’s Directors. (Incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

4.5
English translation of the Form of Employment Agreement between the Registrant and Executive Officers of the Registrant. (Incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (File No. 001-34656) filed with the Securities and Exchange Commission on April 12, 2012.)

4.6
Investor and Registration Rights Agreement between the Registrant and Trip.com Group Limited, dated March 12, 2010. (Incorporated by reference to Exhibit 10.10 from the Amendment No. 1 to our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 12, 2010.)

4.7
Investor and Registration Rights Agreement between the Registrant and AAPC Hong Kong Limited, dated January 25, 2016 (Incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2016.)

4.8
Underwriting Agreement among the Registrant, Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc. dated October 26, 2017 (Incorporated by reference to Exhibit 1.1 on Form 6-K filed with the Securities and Exchange Commission on October 31, 2017.)

4.9
ADS Lending Agreement between the Registrant and Deutsche Bank AG, London Branch dated October 26, 2017 (Incorporated by reference to Exhibit 99.1 on Form 6-K filed with the Securities and Exchange Commission on October 31, 2017.)

4.10
Purchase Agreement between the Registrant and Deutsche Bank Securities Inc. dated October 26, 2017 (Incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018.)

4.11
Base Capped Call Transaction Confirmation between the Registrant and Deutsche Bank AG, London Branch dated October 26, 2017 (Incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018.)

4.12
Base Capped Call Transaction Confirmation between the Registrant and JPMorgan Chase Bank, National Association dated October 26, 2017 (Incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018.)

4.13
Base Capped Call Transaction Confirmation between the Registrant and Morgan Stanley & Co. LLC dated October 26, 2017 (Incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018.)

4.14
Additional Capped Call Transaction Confirmation between the Registrant and Deutsche Bank AG, London Branch dated October 31, 2017 (Incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018.)

4.15
Additional Capped Call Transaction Confirmation between the Registrant and JPMorgan Chase Bank, National Association dated October 31, 2017 (Incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018.)

4.16
Additional Capped Call Transaction Confirmation between the Registrant and Morgan Stanley & Co. LLC dated October 31, 2017 (Incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018.)

4.17
Indenture between the Registrant and Wilmington Trust, National Association dated November 3, 2017 (Incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2018.)

8.1*	Subsidiaries of the Registrant.

11.1
Code of Business Conduct and Ethics of the Registrant (Incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

12.1*	Certification of Qi Ji, Chief Executive Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Teo Nee Chuan, Chief Financial Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUAZHU GROUP LIMITED

By:	/s/ Qi Ji
Name:	Qi Ji
Title:	Chief Executive Officer and Executive Chairman of the Board of Directors
Date: April 21, 2020

HUAZHU GROUP LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2017, 2018 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HUAZHU GROUP LIMITED
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Huazhu Group Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholder’s equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in
Internal Control –
Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Adoption of New Accounting Standards
As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of FASB Accounting Standards Update
2016-02
(“ASU 2016-02”),
Leases
(Topic 842) and related ASUs using a modified-retrospective approach.
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
Other Matter
As discussed in Notes 2 and 22 to the financial statements, subsequent to the date of the financial statements, the Company experienced significant disruption to its operations resulting from the outbreak of COVID-19 epidemic and has taken various measures to counter such disruption. Our opinion is not modified with respect to this matter.
Critical Audit Matter
The critical audit matter communicated below is matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.
Brand name of Crystal Orange – Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description
The Company has a brand name resulting from the Company’s acquisition of Crystal Orange and recognized it as indefinite lived intangible asset. As of December 31, 2019, the carrying value of this brand name is RMB1,142 million. Management estimates the fair value of the brand name annually on its elected assessment date of November 30, 2019, using the relief from-royalty method, which is a discounted cash flow method. The fair value of the brand name of Crystal Orange exceeded its carrying value as of the measurement date and, therefore, no impairment was recognized. The determination of the fair value requires management to make significant estimates and assumptions related to forecasts of future revenues, operating margin, royalty saving rate and discount rates to estimate the net present value of future cash flows. Changes in these assumptions could have a significant impact on the fair value of the brand name and a significant change in fair value could cause a significant impairment.
Given the determination of fair value of the brand name requires management to make significant estimates and assumptions relating to the forecasts of future revenue, operating margin, royalty saving rate and the selection of the discount rates, performing audit procedures to evaluate the reasonableness of such estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the forecasts of future revenue, operating margin and selection of the discount rates included the following, among others:
(1).	We tested the effectiveness of controls over management’s intangible assets impairment evaluation, including those over the determination of the fair value of brand names, such as controls related to management’s forecasts of future revenue, operating margin and selection of the discount rate related to Crystal Orange.

(2).	We evaluated management’s ability to accurately forecast future revenue, operating margin by comparing actual amounts to management’s historical forecasts.

(3).	We evaluated the reasonableness of management’s forecasts of future revenue, operating margin and gross margin by comparing management’s forecasts with:

•	Historical revenue and operating margin.

•	Internal communications to management and the Board of Directors.

•	Forecasted information included in the Company’s press releases as well as in the analyst and industry reports of the Company and selected companies in its peer group.

(4).	With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates and royalty saving rate by developing a range of independent estimates and comparing those to the related rates selected by management.

(5).	We evaluated the accuracy of cash flow forecast calculations prepared by management.

(6).	The outbreak of COVID-19 resulted in significant disruption to the Company’s operating results starting in January 2020. We assessed this impact to be a post-balance sheet event.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 21, 2020
We have served as the Company’s auditor since 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HUAZHU GROUP LIMITED
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Huazhu Group Limited and its subsidiaries ( the “Company”) as of December 31, 2019 based on criteria established in
Internal Control — Integrated Framework (2013 framework)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2019 of the Company and our report dated April 21, 2020 expressed an unqualified opinion on those financial statements and financial statement schedules and included explanatory paragraphs regarding the adoption of new accounting standards, and convenience translation of Renminbi amounts into United States dollar amounts.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 21, 2020

HUAZHU GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of December 31,
	2018	2019	2019
			US$’million (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	4,262	3,234	465
Restricted cash	622	10,765	1,546
Short-term investments measured at fair value	89	2,908	418
Accounts receivable, net of allowance of RMB17 and RMB17 as of December 31, 2018 and 2019, respectively	195	218	31
Loan receivables, ne t	94	193	28
Amounts due from related parties	176	182	26
Prepaid rent	955	—	—
Inventories	41	57	8
Other current assets	540	699	100

Total current assets	6,974	18,256	2,622
Property and equipment, net	5,018	5,854	841
Intangible assets, net	1,834	1,662	239
Operating lease right-of-use assets	—	20,875	2,998
Land use rights, net	220	215	31
Long-term investments, including marketable securities measured at fair value of RMB4,022 and nil as of December 31, 2018 and 2019, respectively	6,152	1,929	277
Goodwill	2,630	2,657	382
Loan receivables, net	189	280	40
Other assets	471	707	102
Deferred tax assets	505	548	79

Total assets	23,993	52,983	7,611

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	948	8,499	1,220
Accounts payable	890	1,176	169
Amounts due to related parties	75	95	14
Salary and welfare payables	521	491	71
Deferred revenue	1,005	1,179	169
Operating lease liabilities, current	—	3,082	443
Accrued expenses and other current liabilities	1,607	1,856	267
Dividends payable	658	678	97
Income tax payable	265	231	33

Total current liabilities	5,969	17,287	2,483
Long-term debt	8,812	8,084	1,161
Deferred rent	1,507	—	—
Operating lease liabilities, noncurrent	—	18,496	2,657
Deferred revenue	458	559	80
Other long-term liabilities	453	566	81
Deferred tax liabilities	475	491	71

Total liabilities	17,674	45,483	6,533

Commitments and contingencies (Note 21 )
Equity:
Ordinary shares (US$0.0001 par value per share; 8,000,000,000 shares authorized; 296,597,888 and 299,424,485 shares issued as of December 31, 2018 and 2019, and 283,076,012 and 285,902,609 shares outstanding as of December 31, 2018 and 2019, respectively)	0	0	0
Treasury shares (3,096,764 and 3,096,764 shares as of December 31, 2018 and 2019, respectively)	(107)	(107)	(15)
Additional paid-in capital	3,713	3,834	551
Retained earnings	2,610	3,701	532
Accumulated other comprehensive income (loss)	(42)	(49)	(7)

Total Huazhu Group Limited shareholders’ equity	6,174	7,379	1,061
Noncontrolling interest	145	121	17

Total equity	6,319	7,500	1,078

Total liabilities and equity	23,993	52,983	7,611

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

HUAZHU GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Renminbi in millions, except share and per share data, unless otherwise stated)

	Years Ended December 31,
	2017	2018	2019	2019
				US$’million (Note 2)
Revenues:
Leased and owned hotels	6,338	7,470	7,718	1,109
Manachised and franchised hotels	1,851	2,527	3,342	480
Others	40	66	152	22

Net revenues	8,229	10,063	11,212	1,611

Operating costs and expenses:
Hotel operating costs	5,675	6,476	7,190	1,033
Other operating costs	17	15	57	8
Selling and marketing expenses	285	348	426	61
General and administrative expenses	691	851	1,061	152
Pre-opening expenses	206	255	502	72

Total operating costs and expenses	6,874	7,945	9,236	1,326

Other operating (expenses) income, net	71	226	132	19

Income from operations	1,426	2,344	2,108	304
Interest income	113	148	160	23
Interest expense	87	244	315	45
Other income, net	128	203	331	48
Unrealized gains (losses) from fair value changes of equity securities	35	(914)	316	44
Foreign exchange gain (loss)	(18)	(144)	(35)	(5)

Income before income taxes	1,597	1,393	2,565	369
Income tax expense	357	569	640	92
Income (loss) from equity method investments	(12)	(97)	(164)	(24)

Net income	1,228	727	1,761	253
Less: net (loss) income attributable to noncontrolling interest	(0)	11	(8)	(1)

Net income attributable to Huazhu Group Limited	1,228	716	1,769	254

Other comprehensive income
Unrealized securities holding gains, net of tax of (8), nil and nil for 2017, 2018 and 2019, respectively	1	—	—	—
Reclassification of realized gains to net income, net of tax	(5)	—	—	—
Foreign currency translation adjustments, net of tax of nil for 2017, 2018 and 2019, respectively	177	(169)	(7)	(1)

Comprehensive income	1,401	558	1,754	252
Less: comprehensive (loss) income attributable to the noncontrolling interest	(0)	11	(8)	(1)

Comprehensive income attributable to Huazhu Group Limited	1,401	547	1,762	253

Earnings per share:
Basic	4.40	2.54	6.22	0.89
Diluted	4.21	2.49	5.94	0.85
Weighted average number of shares used in computation:
Basic	279,272,140	281,717,485	284,305,138	284,305,138
Diluted	293,073,978	303,605,809	304,309,890	304,309,890

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

HUAZHU GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Renminbi in millions, except share data, unless otherwise stated)

	Ordinary Shares			Treasury Shares				Accumulated Other
	Issued shares	Outstanding shares	Amount	Share	Amount	Additional Paid-in Capital	Retained Earnings	Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity
Balance at January 1, 2017	281,379,130	278,282,366	0	3,096,764	(107)	3,699	1,580	(5)	17	5,184
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	2,235,992	2,235,992	0	—	—	9	—	—	—	9
Share-based compensation	—	—	—	—	—	66	—	—	—	66
Issuance of ordinary shares under ADS lending arrangement	10,425,112	—	0	—	—	—	—	—	—	0
Capped Call options in connection with issuance of convertible senior notes	—	—	—	—	—	(177)	—	—	—	(177)
ADS lending arrangement in connection with issuance of convertible senior notes	—	—	—	—	—	27	—	—	—	27
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	—	4	4
Net income	—	—	—	—	—	—	1,228	—	0	1,228
Cash dividends paid	—	—	—	—	—	—	(295)	—	—	(295)
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	1	—	1
Reclassification of realized gains to net income, net of tax	—	—	—	—	—	—	—	(5)	—	(5)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(3)	(3)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	26	26
Noncontrolling interest recognized from partial disposal	—	—	—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—	—	—	—	—	0	—	—	(4)	(4)
Disposal of noncontrolling interest for deconsolidation	—	—	—	—	—	—	—	—	(4)	(4)
Foreign currency translation adjustments	—	—	—	—	—	—	—	177	—	177

Balance at December 31, 2017	294,040,234	280,518,358	0	3,096,764	(107)	3,624	2,513	168	36	6,234
Cumulative effect of the adoption of ASU 2016-01	—	—	—	—	—	—	41	(41)	—	—
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	2,557,654	2,557,654	0	—	—	14	—	—	—	14
Share-based compensation	—	—	—	—	—	83	—	—	—	83
Net income	—	—	—	—	—	—	716	—	11	727
Cash dividends declared	—	—	—	—	—	—	(660)	—	—	(660)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(5)	(5)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	29	29
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	—	150	150
Acquisition of noncontrolling interest	—	—	—	—	—	(8)	—	—	(76)	(84)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(169)	—	(169)

Balance at December 31, 2018	296,597,888	283,076,012	0	3,096,764	(107)	3,713	2,610	(42)	145	6,319
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	2,826,597	2,826,597	0	—	—	14	—	—	—	14
Share-based compensation	—	—	—	—	—	110	—	—	—	110
Net income	—	—	—	—	—	—	1,769	—	(8)	1,761
Cash dividends approved	—	—	—	—	—	—	(678)	—	—	(678)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(5)	(5)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	22	22
Acquisition of noncontrolling interest	—	—	—	—	—	(3)	—	—	(36)	(39)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(7)	—	(7)
Disposal of noncontrolling interest for deconsolidation	—	—	—	—	—	—	—	—	3	3

Balance at December 31, 2019	299,424,485	285,902,609	0	3,096,764	(107)	3,834	3,701	(49)	121	7,500

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

HUAZHU GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2017	2018	2019	2019
				US$’million (Note 2)
Operating activities:
Net income	1,228	727	1,761	253
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	66	83	110	15
Depreciation and amortization	789	891	991	142
Amortization of issuance cost of convertible senior notes	3	28	28	4
Deferred taxes	(79)	(91)	(38)	(5)
Bad debt expenses	2	10	21	3
Deferred rent	209	140	—	—
Loss ( gain ) from disposal of property and equipment	13	0	(10)	(1)
Impairment loss	169	35	13	2
Loss (Income) from equity method investments, net of dividends	12	157	213	31
Investment (income) loss	(160)	1,009	(477)	(68)
Noncash lease expense	—	—	2,235	321
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	4	(36)	(34)	(5)
Prepaid rent	(189)	(283)	—	—
Inventories	3	(14)	(17)	(2)
Amounts due from related parties	(31)	(32)	32	5
Other current assets	(76)	(56)	(80)	(12)
Other assets	(54)	(32)	(175)	(25)
Accounts payable	8	11	(1)	0
Amounts due to related parties	3	38	17	2
Salary and welfare payables	133	91	(28)	(4)
Deferred revenue	26	114	279	40
Accrued expenses and other current liabilities	278	140	408	58
Operating lease liability	—	—	(2,036)	(293)
Income tax payable	45	48	(35)	(5)
Other long-term liabilities	51	71	116	17
Net cash provided by operating activities	2,453	3,049	3,293	473
Investing activities:
Purchases of property and equipment	(819)	(1,115)	(1,527)	(219)
Purchases of intangibles	(8)	(4)	(5)	(1)
Purchases of land use rights	—	(76)	(3)	0
Amount received as a result of government zoning	3	7	13	2
Acquisitions, net of cash received	(3,746)	(496)	(244)	(35)
Proceeds from disposal of subsidiary and branch, net of cash disposed	14	8	2	0
Purchase of long-term investments	(1,328)	(4,959)	(328)	(48)
Proceeds from maturity/sale and return of long-term investments	128	177	2,002	288
Payment for shareholder loan to equity investees	(113)	(7)	(87)	(13)
Collection of shareholder loan from equity investees	120	—	88	13
Purchases of short-term investments	(96)	—	—	—
Payment for the origination of loan receivables	(446)	(313)	(454)	(65)
Proceeds from collection of loan receivables	56	433	258	37
Net cash (used in) investing activities	(6,235)	(6,345)	(285)	(41)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	9	14	14	2
Proceeds from short-term bank borrowings	137	928	2,214	318
Repayment of short-term bank borrowings	(295)	(128)	(1,902)	(273)
Proceeds from long-term bank borrowings	3,633	4,275	13,176	1,893
Repayment of long-term bank borrowings	(1,651)	(799)	(6,760)	(971)
Funds advanced from noncontrolling interest holders	84	36	2	0
Repayment of funds advanced from noncontrolling interest holders	(9)	(8)	(19)	(3)
Acquisitions of noncontrolling interest	(4)	(84)	(39)	(5)
Proceeds from amounts due to related parties	—	103	—	—
Repayment of amounts due to related parties	—	(113)	—	—
Contribution from noncontrolling interest holders	26	29	22	3
Dividends paid to noncontrolling interest holders	(3)	(5)	(5)	(1)
Dividends paid	(306)	—	(658)	(95)
Proceeds from issuance of convertible senior notes, net of issuance cost and capped call option	2,925	—	—	—
Direct financing costs paid	(10)	—	—	—
Proceeds from ADS lending	0	—	—	—
Net cash (used in) provided by financing activities	4,536	4,248	6,045	868
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(34)	(24)	62	9
Net increase in cash, cash equivalents and restricted cash	720	928	9,115	1,309
Cash, cash equivalents and restricted cash at the beginning of the year	3,236	3,956	4,884	702
Cash, cash equivalents and restricted cash at the end of the year	3,956	4,884	13,999	2,011
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	187	239	414	59
Income taxes paid	380	613	712	102
Cash paid for amounts included in the measurement of operating lease liabilities	—	—	2,905	417
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	—	—	4,176	600
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	613	688	963	138
Consideration payable for business acquisition	118	40	16	2
Purchase of intangible assets included in payables	6	5	3	0
Reimbursement of government zoning included in receivables	2	—	—	—
Cash dividends declared in payables	—	658	678	97

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

HUAZHU GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Renminbi in millions, except share and per share data, unless otherwise stated)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Huazhu Group Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries and consolidated variable interest entities (the “Group”) are to develop leased and owned, manachised and franchised hotels mainly in the People’s Republic of China (“PRC”).
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
five years
. The Group recognizes rental expense on a straight-line basis over the lease term.
As of December 31, 2018 and 2019, the Group had 699 and 688 leased and owned hotels in operation, respectively.
Manachised and franchised hotels
Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically eight to ten years
and are renewable upon mutual agreement between the Group and the franchisee. The Group also has some franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2018 and 2019, the Group had 3,309 and 4,519 manachised hotels in operation and 222 and 411 franchised hotels in operation, respectively.
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).
The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements, to support its working capital requirements.
Due to the outbreak of COVID-19, the Group’s businesses have been significantly impacted by the global outbreak of COVID-19 and began to experience operating losses and negative operating cash flows in the first quarter of 2020. If the trend were to continue the Group would be at risk of breaching certain financial covenants of the long-term credit facility of EUR million and revolving credit facility of US$500 million. Further, holders of the Group’s Convertible Senior Notes due in 2022 of US$

million have the right to require the Group to redeem the notes on November 2, 2020. These conditions and events may raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.
To improve the operating performance and cash flows, the Group has taken various hotel operating measures, such as implementing intelligent non-contact room service, helping franchisees to obtain low-interest bank loans to meet their short-term working capital needs, negotiating with landlords for rental reductions and/or deferment, reducing management labor costs and other sale and management expenses, and reducing and postponing discretional capital expenditures.

Management believes the relevant conditions and events that may raise substantial doubt about the Group’s ability to continue as a going concern are mitigated by the following plans and actions:
•
On April 17, 2020, the Group obtained an exemption approval for the EUR
440
million and US$500 million long-term credit facility, providing that with satisfaction of amended covenants, the original financial covenants will not be applicable until the six-month period ending June 30, 2021. The Group is and expects to be able to remain fully in compliance with the amended covenants;

•
The Group has the ability to liquidate short-term investments that are readily convertible into cash, the fair value of which was approximately RMB1,539 as of March 31, 2020. The Group also has investments in funds totaling RMB507 as of December 31, 2019 that, should circumstances warrant, could be disposed of within a relatively short period of time;

•
The Group has been proactively negotiating with landlords for rental reductions and deferment. Although the amount of reductions to be received is not currently determinable, the Group expects it is reasonably possible that a material amount can be obtained as a common market practice in this environment.

•
As of March 31, 2020, the Group had unused
 credit
facilities of approximately RMB2,049
.

Based on the Group’s historical experience, funding requests will be approved in the normal course of business provided that the Group submits the required supporting documentation and the amount is within the credit limit granted and the
Group believes th
is will continue
;

•
The Group may increase borrowings or raise capital to respond to any market conditions following the COVID-19 outbreak and potential redemption of the Group’s Convertible Senior Notes of US$475 million on November 2, 2020.

Based on the above actions, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditures requirements, and to meet its other liabilities and commitments as they become due for at least twelve months from the issuance of these financial statements.
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
As of December 31, 2018 and 2019, the Group consolidated
six
and
eight
entities under VIE model, and the assets and liabilities of the consolidated VIEs are immaterial to the Group’s consolidated financial statements.
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
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment and intangible assets, valuation allowance of deferred tax assets, purchase price allocation, impairment of goodwill, fair value measurement and impairment of investments, share-based compensation, estimates involved in the accounting for its customer loyalty program, contingent liabilities and discount rate
used to measure lease liabilities.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.
Restricted cash
Restricted cash mainly represents deposits used as security against borrowings, deposits restricted due to contract disputes or lawsuit and cash restricted for special purposes. As of December 31, 2019,
RMB5,404
of restricted cash related to the subsequent acquisition of Deutsche Hospitality has been paid out in January 2020.
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
As a result of the impairment analysis, the Group recorded an impairment of nil
,
nil
and RMB
10
in 2017, 2018 and 2019, respectively.
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

F-1
1

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
As a result of the assessment, the Group recorded a
valuation allowance
of nil, nil and RMB4
 in 2017, 2018
and
2019
, respectively
. The Group entered into entrusted loan agreements with certain franchisees with the typical terms to be two to three years
and annual interest rates ranging from 8.0% to 8.5%, and with other un-related
third-parties with the annual interest rates ranging from 6% to 15%.
Inventories
Inventories mainly consist of small appliances, bedding and daily consumables. Small appliances and bedding for new hotels opened are stated at cost, less accumulated amortization, and are amortized over their estimated useful lives, generally one year
, from the time they are put into use. Daily consumables and beddings replacement are expensed when used.
Property and equipment, net
Property and equipment, net are stated at cost less accumulated depreciation
.

The renovations, betterments and interest cost incurred during construction are capitalized. Depreciation of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

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
Intangible assets, net and unfavorable lease
Intangible assets consist primarily of brand name, master brand agreement, non-compete
agreements, franchise agreements and favorable leases acquired in business combinations before the adoption of ASC Topic 842,

Leases

(“ASC 842”) and purchased software. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including brand name, master brand agreement, non-compete

agreements, franchise agreements, favorable lease agreements and other intangible assets acquired from business combination are recognized and measured at fair value upon acquisition.
The favorable lease agreements and unfavorable lease agreements in which the Group acts as a lessee were reclassified to operating lease right-of-use assets on January 1, 2019, upon adoption of ASC 842, Leases, which are amortized combining with right-of-use assets over remaining operating lease terms. The favorable lease agreements in which the Group acts as a lessor were accounted as intangible assets as before, which are amortized over remaining operating lease terms.
Non-compete

agreements and franchise agreements are amortized over the expected useful life and remaining franchise contract terms respectively. Purchased software is stated at cost less accumulated amortization.

F-1
2

Brand name is considered to have an indefinite life. Master brand agreement, acquired in Accor acquisition, granted the Group certain franchise rights with initial term of 70 years, and can be renewed without substantial obstacles. As a result, the useful life is determined to be indefinite. The Group evaluates the brand name and master brand agreement each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group measures the impairment by comparing the fair value of brand name and master brand agreement with its carrying amount. If the carrying amount of brand name and master brand agreement exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Group measures the fair value of the brand name under the relief-from-royalty method, the master brand agreement under the multi-period excess earnings method. The determination of the fair value requires management to make significant estimates and assumptions related to forecasts of future revenues, operating margin, royalty saving rate and discount rates to estimate the net present value of future cash flows. Management performs its annual brand n ame
and master brand agreement impairment test on November 30.
Land use rights
The land use rights represent the operating lease prepayments for the rights to use the land in the PRC under ASC 842, which are amortized on a straight-line basis over the remaining term of the land certificates, between
30 to 50 years. Amortization expense of land use rights for the years ended December 31, 2017, 2018 and 2019 amounted to RMB5, RMB5 and RMB8, respectively.
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
The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the property and equipment exceed the future undiscounted net cash flows, and recognized an impairment loss of RMB169, RMB35 and RMB3 during the years ended December 31, 2017, 2018 and 2019, respectively.
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
The Group had not recognized any goodwill impairment for years ended December 31, 2017, 2018 and 2019.
Revenue recognition
Revenue are primarily derived from products and services in leased and owned hotels, contracts of manachised and franchised hotels with third-party franchisees as well as activities other than the operation of hotel businesses.

F-1
3

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
Initial one-time franchise fee
, is typically fixed and collected upfront and recognized as revenue over the term of the franchise contract. The Group does not consider this advance consideration to include a significant financing component, since it is used to protect the Group from the franchisees failing to adequately complete some or all of its obligations under the contract.
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
Reimbursements for hotel manager fees
, which cover the manachised hotel managers’ payroll, social welfare benefits and certain other out-of-pocket
expenses that the Group incurs on behalf of the manachised hotels. The reimbursements are recognized over time within revenues for the reimbursement of costs incurred on behalf of manachised hotels
.

F-1
4

Other Revenues
Other revenues
are derived from activities other than the operation of hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels. Revenues from Hua Zhu mall are commissions charged from suppliers for goods sold through the platform and are recognized upon delivery of goods to end customers when its suppliers’ obligation is fulfilled. Revenues from IT products are recognized when goods are delivered and revenues from IT services are recognized when services are rendered.
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
Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years
which reflects the expected membership retention. Revenues recognized from membership fees were RMB160, RMB192 and RMB224 for the years ended December 31, 2017, 2018 and 2019, respectively, which amount were included in revenues from leased and owned hotel or revenues from manachised and franchised hotels depending on the type of hotels the membership was sold at.
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
Advertising and promotional expenses
Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB91, RMB103 and RMB99 for the years ended December 31, 2017, 2018 and 2019, respectively.

Government grants
Government grants represent cash received by the Group in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received and when all the conditions for their receipts have been satisfied. Government grants recognized were RMB55, RMB106 and RMB148 for the years ended December 31, 2017, 2018 and 2019, respectively, which were recorded as other operating income.
Leases
Before January 1, 2019, the Group adopted the ASC Topic 840,
Leases
, each lease is classified at the inception date as either a capital lease or an operating lease. All the Group’s leases are classified as operating lease under ASC Topic 840. The Group’s reporting for periods prior to January 1, 2019 continued to be reported in accordance with
Leases
(Topic 840).
In evaluating whether an agreement constitute a lease upon adoption of the new lease accounting standard ASC 842, the Group reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease. However, the Group has no finance leases for any of the periods presented.
The Group recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset for the lease term. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term using the rate implicit in the lease, if available, or the Group’s incremental borrowing rate. As its leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Current maturities of operating lease liabilities are classified as operating lease liabilities, current in the Group’s consolidated balance sheets. Most leases have initial terms ranging from ten to 20

years. The lease term includes lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that the Group will exercise such extension options and not exercise such early termination options, respectively. The Group’s lease agreements may include nonlease
components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. Besides, the Group’s lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term, and lease expense related to variable payments is expensed as incurred. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.
The ROU assets are measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group, deferred rent and lease incentives, and any off-market terms (that is, favorable or unfavorable terms) present in the lease when the Group acquired leases in a business combination in which the acquiree acts as a lessee. The Group evaluates the carrying value of ROU assets if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statement of operations. Noncash lease expense are used as the noncash add-back for the amortization of the ROU assets to the operating section of the consolidated statements of cash flow.
The Group reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Group will derecognize ROU assets and liabilities, with difference recognized in the income statement on the contract termination.
Income taxes
Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.
Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Group, it is more-
likely-than-not
that some portion or all of the deferred tax assets will not be realized.
Foreign currency translation
The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company is the United States dollar (“US$”). Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured in functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income.

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
Comprehensive income
Comprehensive income includes all changes in equity except for those resulting from investments by owners and distributions to owners and is comprised of net income, foreign-currency translation adjustments and unrealized gains (losses) associated with investments in securities accounted for as available-for-sale.
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
The Group’s financial instruments include cash and cash equivalent, restricted cash, loan receivables current and non-current
portion, receivables, payables, short-term debts, long-term debts. The carrying amounts of these short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts and long-term loan receivables approximate their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed. The fair value of convertible senior notes with carrying amount of RMB3,290 is approximately RMB3,711 as of December 31, 2019, which is estimated based on quoted market price.
When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates.

F-1
7

As of December 31, 2018 and 2019, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

			Fair Value Measurements at Reporting Date Using
A s of December 31,	Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2018	Equity securities with readily determinable fair value	4,111	4,111
2018	Available-for-sale debt securities	320		320
2019	Equity securities with readily determinable fair value	2,908	2,908
2019	Available-for-sale debt securities	220		220
The following table presents the Group’s assets measured at fair value on a non-recurring
basis for the years ended December 31, 2017, 2018 and 2019:

			Fair Value Measurements at Reporting Date Using
Years Ended December 31,	Description	Fair Value for Years Ended December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Loss for the Year
2017	Property and equipment	52			52	169
2018	Property and equipment	10			10	35
2019	Property and equipment	—			—	3
2019	Long-term Investment	—			—	10
As a result of reduced expectations of future cash flows from certain leased hotels, the Group determined that the hotels property and equipment with a carrying amount of RMB221, RMB45 and RMB3 was not fully recoverable and consequently recorded an impairment charge of RMB169, RMB35 and RMB3 for the years ended December 31, 2017, 2018 and 2019, respectively.
Fair value of the property and equipment impairment testing was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its long-lived assets held and used and its reporting units are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable input used in the fair value measurement, which are 4% and 20%, respectively, for the years ended December 31, 2017 and 201
8
, respectively.
As a result of the impairment assessment, the Group determined that the long-term investment amount with a carrying amount of nil, nil and RMB10 was impaired as a result of the impairment assessment for the years ended December 31, 2017, 2018 and 2019, respectively.

F-1
8

Share-based compensation
The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group’s judgement of likely future performance and will be adjusted in future periods based on the actual performance. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended December 31, 2017, 2018 and 2019, the Group recognized share-based compensation expenses of RMB66, RMB83 and RMB110, respectively, which was classified as follows:

	Years Ended December 31,
	2017	2018	2019
Hotel operating costs	20	27	35
Selling and marketing expenses	2	3	3
General and administrative expenses	44	53	72

Total	66	83	110

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
The Group primarily generates its revenues from customers in the PRC during the reporting period. Substantially all of the Group’s long-lived assets are located in the PRC.
Treasury shares
Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. As of December 31, 2019, under the repurchase plan, the Company had repurchased an aggregate of 3,096,764 ordinary shares on the open market for total cash consideration of RMB107. The repurchased shares were presented as “treasury shares” in shareholders’ equity on the Group’s consolidated balance sheets.

F-1
9

Recently Issued Accounting
Pronouncements
Adopted Accounting Standards
In February 2016, the FASB issued
Accounting Standards Update No. 2016-02 (“
ASU
2016-02
”),
Leases (Topic 842)
to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities with certain practical expedients available on the balance sheet and disclosing key information about leasing arrangements. Subsequent to ASU
2016-02,
the FASB issued related ASUs, including Accounting Standards Update No.
 2018-11
(“ASU
2018-11
”),
Leases (Topic 842): Targeted Improvements,
which provides for another transition method in addition to the modified retrospective approach required by ASU
2016-02.
This option allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative adjustment to the opening balance of retained earnings in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients, which allowed the Group to (1) not reassess whether existing contracts contain leases, (2) carry forward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. Upon adoption of Topic 842, the Group elected to use the remaining lease term as of January 1, 2019 in estimation of the applicable discount rate for leases that were in place at adoption.
By applying ASU
2016-02
at the adoption date, as opposed to at the beginning of the earliest period presented, the reporting for periods prior to January 1, 2019 continued to be reported in accordance with
Leases

(Topic 840).
As a result of adoption, the Group recognized ROU assets
 of RMB
18,940
 and related lease liabilities of RMB
19,438
 for operating leases. The Group reclassified from assets and liabilities RMB net to ROU assets. The adoption of ASU
2016-02
did not materially affect the consolidated statements of income or consolidated statements of cash flows and had no impact on the debt covenant compliance under the current agreements.
The impact on the Group’s consolidated balance sheet upon adoption of ASU 2016-02 was as follows:

	December 31, 2018	January 1, 2019
	As reported	Effect of adoption ASU 2016-02	As adjusted
Assets
Prepaid rent	955	(955)	—
Intangible assets, net	1,834	(181)	1,653
Operating lease right-of-use assets	—	18,940	18,940

Total assets	2,789	17,804	20,593

Accrued expenses and other current liabilities	1,607	(126)	1,481
Deferred rent	1,507	(1,507)	—
Other long-term liabilities	453	(1)	452
Operating lease liability, current	—	2,733	2,733
Operating lease liability, noncurrent	—	16,705	16,705

Total liabilities	3,567	17,804	21,371

Accounting Standards Not Yet Adopted
In January 2017, the FASB issued

Accounting Standards Update No.
2017-04,
Intangibles-Goodwill and Other
, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, the ASU clarifies the requirements for excluding and allocating foreign currency translation adjustments to reporting units in connection with an entity’s testing of reporting units for goodwill impairment. The ASU also clarifies that an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. For public business entities, the ASU is effective prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group does not expect the adoption of this ASU will have a significant impact on the consolidated financial statements.

In June 2016, the FASB released Accounting Standards Update
No.2016-13
(“ASU
2016-13”),
Financial Instruments - Credit Losses (Topic 326)
:
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
In April 2019, the FASB issued ASU 2019-04,
Codification Improvements to Topic 326
, clarifies the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis
.

In May 2019, the FASB issued ASU 2019-05,
Financial Instruments - Credit Losses
(Topic 326)
- Targeted Transition Relief
, which provide
d
entities with an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326,
Financial Instruments - Credit Losses
,
which
introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis.
In March 2020, FASB issued ASU No. 2020-03,
Codification Improvements to Financial Instruments
, clarified that the contractual term of a net investment in a lease determined in accordance with Topic 842 should be the contractual term used to measure expected credit losses under Topic 326.
The standards are to be applied using a modified retrospective approach and are effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. The Group does not expect the adoption of this ASU will have a significant impact on the consolidated financial statements.
In August 2018, the FASB released Accounting Standards Update No.
 2018-13
(“ASU
2018-13”),
Fair Value Measurement (Topic 820)
:
Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement
. ASU
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
In August 2018, the FASB released Accounting Standards Update No.
 2018-15
(“ASU
2018-15”),
Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40)
:
Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract
. ASU
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
In October 2018, the FASB issued ASU 2018-17,
Consolidation
(Topic 810):
Targeted Improvements to Related Party Guidance for Variable Interest Entities
. The new standard changes how entities evaluate decision-making fees under the variable interest entity guidance. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance. The standard should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. The Group expects that the adoption of this ASU will not have a material impact on the Group’s consolidated financial statements.
In December 2019, the FASB has issued Accounting Standards Update No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes. The guidance issued in this update simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. This ASU also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted, and is not expected to have a material impact on the Group’s consolidated financial statements.
Translation into United States Dollars
The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB6.9618, on December 31, 2019, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2019, or at any other rate.

F-2
1

3.	ACQUISITIONS
(i) On May 25, 2017, the Group completed the acquisition of 100% of the equity interest of Crystal Orange Hotel Holdings Limited (the “Crystal Orange”) engaged in the business of owning, leasing, franchising, operating and managing hotels under Crystal Orange brands in the midscale market in the PRC, with an aggregated consideration in cash of approximately RMB3,765.
(ii) In August,
2018
, the Group completed the acquisition of
83
% equity interest of Blossom Hill Hotel Investment Management (
Kunshan
) Co., Ltd. (the “Blossom Hill”). Blossom Hill was engaged in the business of owning, leasing, franchising, operating and managing hotels under Blossom Hill brand in the upscale market in the PRC. The aggregated consideration RMB consisted of RMB
463
cash consideration transferred and RMB
73
implied fair value of the
11
% equity interest originally owned by the Group. The previously held
11
% equity interest that was accounted for using cost method was remeasured to fair value on the acquisition date, resulting in a gain of RMB
13
recognized in investment income.
Assuming the acquisition occurred as of January 1, 2017, the pro forma net revenue was RMB8,331 and RMB10,124 for the years ended December 2017 and 2018 respectively, the pro forma net income was RMB1,214 and RMB701 for the years ended December 2017 and 2018 respectively. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2017.

F-2
2

In August 2018, the Group purchased 11% noncontrolling interest from several minority shareholders for total cash consideration of RMB73.

In September 2019, the Group purchased 5% noncontrolling interest from several minority shareholders for total cash consideration of RMB34.

The purchase of the
noncontrolling
interest is treated as an equity transaction. As of December
31
,
201
9
, the Group owns
99
% equity interest of Blossom Hill in total.
(iii) During the years ended December 31, 2017, 2018 and 2019, the Group acquired two individual hotels, two individual hotels and three individual companies for total cash consideration of nil, RMB7 and RMB54 respectively. The business acquisitions were accounted for under purchase accounting.

The assets and liabilities of these hotels and companies acquired in 2017, 2018 and 2019 were immaterial to the consolidated financial statements.
Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes. In accordance with ASC
350
, the Group assigned and assessed goodwill for impairment at the reporting unit level. All the acquired business has been migrated to the Group’s business. The Group concluded that it had only one
reporting unit. Accordingly, goodwill is allocated to one single reporting unit.

F-2
3

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS
Disaggregated Revenues
The following tables present
the
Group’s

revenues disaggregated by the nature of the product or service:

	Years Ended December 31,
	2017	2018	2019
Room revenues	5,842	6,894	7,057
Food and beverage revenues	249	304	351
Others	247	272	310

Leased and owned hotels revenue	6,338	7,470	7,718
Initial one-time franchise fee	59	79	93
On-going management and service fees	759	983	1,228
Central reservation system usage fees, other system maintenance and support fees	436	630	908
Reimbursements for hotel manager fees	371	455	581
Other fees	226	380	532

Manachised and franchised hotels revenue	1,851	2,527	3,342
Other revenues	40	66	152

Total revenues	8,229	10,063	11,212

Contract Balances
The
Group’s

contract assets are insignificant at December
31
,
2018
and

2019
.

	As of December 31,
	2018	2019
Current contract liabilities	1,005	1,179
Long-term contract liabilities	458	559

Total contract liabilities	1,463	1,738

The contract liabilities balances above

which are classified as deferred revenue on the consolidated balance sheet
, as of December
31
,
2018
and
2019
were comprised of the following:

	As of December 31,
	2018	2019
Initial fees received from franchisees owners	674	869
Cash received for membership fees and not recognized as revenue	357	400
Advances received from customers	374	412
Deferred revenue related to the loyalty program	58	57

Total	1,463	1,738

The Group classifies initial fees received from franchisees into current liabilities when the hotel has not yet opened. Initial fees received from franchisees for pre-opening hotels are RMB329 and RMB448 as of December 31, 2018 and 2019, respectively. Once the hotel opens, initial one-time franchise fee will be recognized as revenue over the term of the franchise contract and the initial fees received from franchisees that has not been recognized as revenue will be reclassified into current contract liabilities and long-term contract liabilities respectively.
The Group
recognized revenues that were previously deferred as contract liabilities of RMB468 and RMB491 during the years ended December 31, 2018 and 2019, respectively.

F-2
4

Revenue Allocated to Remaining Performance Obligations
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.
As of December 31,

2019, we had RMB57 of deferred revenues related to unsatisfied performance obligations under HUAZHU Rewards that will be recognized as revenues when the points are redeemed, which we estimate will occur over the next two years
. We had RMB869 of deferred revenues related to initial fees received from franchisees owners are expected to be recognized as revenues over the remaining contract periods over generally
one to
ten years
. Additionally, we had RMB400 of deferred revenues related to membership fees that are expected to be recognized as revenues over the remaining membership life, which is estimated to be one to five years
. We also had RMB412 of deferred revenues related to advances received from customers, which are expected to be recognized as revenues in future periods over the terms of the related contracts.
We did not estimate revenues expected to be recognized related to our unsatisfied performance for the following:
•	Revenues related to on-going management and franchise service fees, as they are considered sales-based royalty fees.
•	Revenues related to central reservation system usage fees, other system maintenance and support fees, and reimbursement for hotel manager fee, as the related revenues from the satisfaction of these performance obligations is recognized when the Group is entitled to invoice the amount.
5.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consist of the following:

	As of December 31,
	2018	2019
Cost:
Buildings	247	247
Leasehold improvements	7,389	8,414
Furniture, fixtures and equipment	1,162	1,270
Motor vehicles	1	1

	8,799	9,932
Less: Accumulated depreciation	(4,344)	(4,918)

	4,455	5,014
Construction in progress	563	840

Property and equipment, net	5,018	5,854

Depreciation expense was RMB753, RMB847 and RMB967 for the years ended December 31, 2017, 2018 and 2019, respectively.
The Group occasionally demolishes certain leased hotels due to local government zoning requirements, which typically results in receiving compensation from the government.

F-2
5

6.	INTANGIBLE ASSETS, NET AND UNFAVORABLE LEASE
Intangible assets, net consist of the following:

	As of December 31,
	2018	2019
Intangible assets with indefinite life:
Brand name (Note 3)	1,340	1,340
Master brand agreement	192	192
Intangible assets with definite life:
Franchise agreements	95	95
Favorable lease agreements	278	1 3
Purchased software	69	72
Other intangible assets	—	20

Total	1,974	1,732
Less: Accumulated amortization	(140)	(70)

Total	1,834	1,662

Unfavorable lease

As of December 31, 2018
Unfavorable lease agreements	3
Less: Accumulated amortization	(2)

Unfavorable lease agreements, net	1

The values of favorable lease agreements were determined based on the estimated present value of the amount the Group has avoided paying as a result of entering into the lease agreements. Unfavorable lease agreements were determined based on the estimated present value of the acquired lease that exceeded market prices and are recognized as other long-term liabilities. The value of favorable and unfavorable lease agreements is amortized using the straight-line method over the remaining lease term before January 1, 2019
.

Favorable lease agreements and unfavorable lease agreements in which the Group acts as a lessee were reclassified to operating lease right-of-use assets on January 1, 2019, upon adoption of ASC 842
.
For the favorable lease agreements in which the Group acts as a lessor were accounted as intangible assets as before.
Amortization expense of intangible assets for the years ended December 31
, 2017
, 2018
and 20
19
amounted to RMB31, RMB39 and RMB16, respectively.
The annual estimated amortization expense for the above intangible assets excluding brand name and master brand agreement for the following years is as follows:

Amortization for Intangible Assets
2020	14
2021	14
2022	13
2023	13
2024	12
Thereafter	64

Total	130

F-2
6

7.	INVESTMENTS
The investments as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
Equity securities with readily determinable fair values:
Accor	3,816	2,770
Other marketable securities	295	138
Equity securities without readily determinable fair values:
OYO	66	66
Other equity securities without readily determinable fair values	113	100
Cjia/Cjia Group	298	232
Equity-method investments:
AAPC LUB	461	469
Hotel related funds	503	507
Shared office management entities	111	10
Cjia/Cjia Group	—	—
China Hospitality JV	117	115
GOOAGOO/Data Driven	52	49
Other investments	89	161
Available-for-sale debt securities:
Cjia/Cjia Group	220	220
CREATER	100	—

Total	6,241	4,837

Equity securities with readily determinable fair values:
In 2017, 2018 and 2019, the Group purchased 2,309,981

and

10,782,131 and 282,787 ordinary shares of Accor, a hotel group listed in Paris stock exchange, from open market. In 2019, the Group sold out 4,904,222 of these shares with gains of RMB52 realized. As of December 31, 2019, the Group accumulatively hold 8,470,677 shares of Accor, which accounts for less than 4% of Accor total outstanding shares where the Group does not have the ability to significantly influence the operations of this entity. In 2018 and 2019, the Group recognized unrealized losses from fair value changes of Accor of RMB794 and unrealized gains from fair valu
e chan
ge
s of Accor
of
RMB351,
respectively.
At December 31, 2018 and 2019, the Group had RMB295

and RMB138, respectively, of other marketable securities, which represent investments in entities in hospitality or related industries where the Group do es
not have the ability to significantly influence the operations of these entities. In 2018 and 2019, the Group recognized unrealized losses from fair value changes of other marketable securities of RMB120 and RMB35, respectively.
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

F-2
7

Equity-method investments:
In January 2016, the Group acquired approximately 28% equity interest in AAPC LUB. The Group accounted for the investment in AAPC LUB under equity-method as the Group has the ability to exert significant influence. The Group recognized investment income of RMB43 and RMB47 in income (loss) from equity method investments in 2018 and 2019, respectively. In 2018 and 2019, the Group received cash dividend from AAPC LUB of RMB60 and RMB
39
which was recognized as return on investment.
As of December 31, 2018 and 2019, the Group had RMB503 and RMB507, respectively, of investments in hotel related funds. Those funds were VIEs and were managed by or power shared with un-related
third-parties. However, the Group determined that they were not the primary beneficiary of those VIEs since the Group did not have the power to direct the activities of these VIEs that most significantly impacted its economic performance. The Group accounted for the investment under equity-method. The Group recognized investment loss of RMB
28
and
investment income of RMB11
in income (loss) from equity method investments in 2018 and 2019, respectively. The maximum potential financial statement loss the Group could incur if the investment funds were to default on all of their obligations is the loss of value of the interests in such investments of RMB507 that the Group holds as of December 31, 2019.
In 2016, the Group sold its subsidiary, Chengjia Hotel Management Co., Ltd. to Chengjia (Shanghai) Apartment Management Co., Limited (“Cjia”), the Group’s equity investee. As of December 31, 2016, the Group had approximately 23% equity interest of Cjia and a sixty-month convertible note with original value of RMB52. In 2017, the Group invested in Cjia for convertible notes totaled RMB200. With the injection from an unrelated investor to Cjia, the Group recognized gain on deemed disposal of RMB40 in other income in 2017.  In 2018, Cjia completed its restructuring, and accordingly the Company’s equity interest of 17% in Cjia was transformed to be the Group’s equity interest of 17% in China Cjia Group Limited (“Cjia Group”). In addition, the Group made further investment in preferred shares of Cjia Group of US$45 million in 2018. Meanwhile, the convertible notes of Cjia could be replaced by convert ible
notes of Cjia Group in the next four years. In 2019, Cjia
G
roup
repurchased from the Group part of its ordinary shares and preferred shares and issued new shares to an unrelated investor. As a result, the Group recognized a gain of RMB
9
in other income in 2019. As of December 31, 2019, the Group had approximately 15%
ordinary shares
of Cjia
Group.
 The Group accounted for the
ordinary shares
in Cjia
Group
under equity-method as the Group has the ability to exert significant influence. The convertible notes are recorded as available-for-sale
debt securities.
The preferred shares are accounted for as equity securities without readily determined fair value as they are not in substance ordinary shares.

The Group recognized investment loss of RMB33, RMB38 and RMB
45
in income (loss) from equity method investments in 2017, 2018 and 2019, respectively. Loss from equity method investments reduced the cost of equity-method investment to zero and further adjusted the carrying amount of convertible note
s
 and
preferred
shares.
In 2018, the Group partnered with an unrelated third party investor to form China Hospitality JV, Ltd. (“China Hospitality JV”), of which the Group holds 20% equity interest. The business of China Hospitality JV was to acquire and operate two hotel properties. As of December 31, 2019, the Group had approximately 20% equity interest of China Hospitality JV. The Group accounted for the investment in China Hospitality JV under equity-method as the Group has the ability to exert significant influence. The Group recognized investment loss of RMB11 and RMB
2
in income (loss) from equity method investments in 2018 and 2019, respectively.
As of December 31, 2018, the Group had approximately 41% equity interest of Gooagoo Group Holdings Limited (“GOOAGOO”), a high-tech service provider for Offline-To-Online data processing and platform operation, and accounted for as equity-method investments as the Group has the ability to exert significant influence through the increased voting power. After the restructuring of GOOAGOO and further investment of the Group in 2019, all the equity interests of the GOOAGOO were repurchased and the Group had approximately
20
% equity interest of Beijing Data Driven Technology Co., Ltd. The Group recognized investment loss of RMB
14
and RMB
3
in income (loss) from equity method investments in 2018 and 2019.

F-2
8

Other investments included several insignificant equity investments in certain privately-held companies.
Available-for-sale
debt securities:
In September 2017, the Group invested in Shanghai CREATER Industrial Co., Ltd. (“CREATER”), a staged office space company in China, for two-year
convertible notes amounted RMB100 with an interest rate of 10% per year. The convertible notes with equity pledge are convertible upon satisfaction of certain conditions or at the option of the Group to ordinary shares in the last month before the expiration. The convertible notes were recorded as available-for-sale
debt securities and were redeemed on maturity in 2019.
8.	GOODWILL
The changes in the carrying amount of goodwill for the years ended December 31, 2017, 2018 and 2019 were as follows:

	Gross Amount	Accumulated Impairment Loss	Net Amount
Balance at January 1, 2017	176	(4)	172
Increase in goodwill related to acquisitions	2,093	—	2,093

Balance at December 31, 2017	2,269	(4)	2,265
Increase in goodwill related to acquisitions	365	—	365

Balance at December 31, 2018	2,634	(4)	2,630
Increase in goodwill related to acquisitions	27	—	27

Balance at December 31, 2019	2,661	(4)	2,657

F-2
9

9.	DEBT
The short-term and long-term debt as of December 31, 201
8
and 201
9
were as follows:

	As of December 31,
	2018	2019
Short-term debt:
Long-term bank borrowings, current portion	0	3,953
Short-term bank borrowings	948	1,256
Convertible senior notes, current portion	—	3,290

Total	948	8,499

Long-term debt:
Long-term bank borrowings, non-current portion	5,603	8,084
Convertible senior notes, non-current portion	3,209	—

Total	8,812	8,084

Bank borrowings
In May 2017, the Group entered into an US$250 million term facility and US$250 million revolving credit facility agreement with several banks. The US$250 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan is
L
IBOR

plus 1.75%. There are some financial covenants including interest coverage ratio, leverage and tangible net worth related to this facility and the Group was in compliance as of December 31, 2018 and 2019. The Group had drawn down US$250 million under the term facility agreement in 2017 and repaid nil in 2017, 2018 and 2019. For revolving credit facility agreement, the Group had drawn down total US$250 million, US$370 million and US$755 million in succession under the revolving facility agreement and repaid US$250 million, US$120 million and US$755 million in 2017, 2018 and 2019, respectively. The weighted average interest rate of borrowings drawn under this agreement was

3.04%, 3.93% and 4.24% for the years ended December 31, 2017, 2018 and 2019, respectively.
In February 2018, the Group entered into a three-year term facility agreement under which the Group can borrow up to EUR260 million within 30 London business days. The interest rate on the loan for each interest period is the aggregate of the applicable EURIBOR and a spread of 1.70%. The Group had pledged 13,092,112 shares of Accor the Group acquired from open market in 2017 and 2018 as collateral. The loan contains certain financial covenants including debt ratio and the value of pledged shares and the Group was in compliance as of December 31, 2018 and 2019. The Group had drawn down EUR241 million in 2018 under the term facility agreement and repaid EUR193 million in 2019 with 10,492,780 shares of Accor released from pledge.

The weighted average interest rate of borrowings drawn under this agreement was
1.70
% for the year ended December
31
,
2018
and
2019
.
In March 2019, the Group entered into a five years RMB1,190 bank loan contract expiring in March 2024. The interest rate resets every six months, and is based on the People’s Bank of China five-year benchmark interest rate on the pricing date. The loan contains certain financial covenants including interest coverage ratio and net tangible assets and the Group was in compliance as of December 31, 2019. The Group had repaid RMB89 in 2019. The weighted average interest rate of borrowings drawn under this agreement was 4.75% for the year ended December 31, 2019.
In October 2019, the Group entered into a one-year term facility agreement under which the Group can borrow up to US$
180
 million within two months

secured by deposit at least equal to loan facility amount with accrued interest and any cost.

The interest rate was fixed at
2.52
%. In 2019, the Group had drawn down US$
180
 million under this agreement
with US$185 million deposit and
repaid nil.
In December 2019, the Group entered into a EUR440 million term facility and US$500 million revolving credit facility agreement with several banks.
The US$500 million revolving credit facility is available for 35 months after the date of the agreement.
The interest rate on the loan for each interest period is the aggregate of the applicable Margin and LIBOR or EURIBOR in relation to any
l
oan in euro. The Margin for each
l
oan depends on the applicable leverage range, generally means 2.0% per annum. There are some financial covenants including interest coverage ratio, leverage and book equity related to this facility and the Group was in compliance as of December 31, 2019. The Group had drawn down EUR440 million and US$500 million under the facility agreement and repaid nil in 2019. The weighted average interest rate of borrowings drawn under this agreement was 2.86% for the year ended December 31, 2019.
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

F-
30

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
The holders may require the Company to repurchase all or portion of the Notes for cash on November
2
, 2020, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.
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
Therefore, the Company accounted for the Notes in accordance with ASC 470, as a single instrument. Issuance costs related to the Notes is recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes, and is amortized over the period from November 3, 2017, the date of issuance, to November 1, 2020, the first put date of the Notes, using the effective interest method. As of December 31, 2019, the Group reclassified the Notes as short-term debt as the Notes holders have a put option which can be exercised within one year.
ADS Lending Arrangement
Concurrent with the offering of the Notes, the Company entered into ADS lending agreements with the affiliates of the initial purchasers of the Notes (“ADS Borrowers”), pursuant to which the Company lent to the ADS Borrowers 2,606,278 ADSs (the “Loaned ADSs”) at a price equal to par, or $0.0004 per ADS (“ADS lending arrangement”). The purpose of the ADS lending arrangements is to facilitate privately negotiated transactions in which the ultimate holders of the Notes may elect to hedge their investment in the related notes. As of December 31, 2017
,
2018 and 2019, the outstanding number of Loaned ADSs was 2,606,278.
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
In accordance with ASC Topic
470-20,
although legally issued, the Loaned ADSs are not considered outstanding, and then excluded from basic and diluted earnings per share unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation. As of December 31, 2019, it is not probable that the ADS Borrower or the counterparty to the ADS lending arrangement will default.

F-3
1

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
D
ebt Maturities
The contractual maturities of the Group’s long-term debt as of December 31, 2019 were as follows:

Year Ending December 31,
2020	7,267
2021	590
2022	7,187
2023	298
2024	149
15,491

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2019
Payable to franchisees	698	1,028
Other payables	261	394
Accrued rental, utilities and other accrued expenses	187	133
Liabilities related to customer loyalty program	154	110
Value-added tax, other tax and surcharge payables	90	90
Payable to noncontrolling interest holders	107	85
Payable for business acquisitions	39	16
Deferred rent, current	71	—

Total	1,607	1,856

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

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Years Ended December 31,
	2017	2018	2019
Rents	2,059	2,406	2,624
Utilities	366	399	404
Personnel costs	1,388	1,663	1,854
Depreciation and amortization	773	869	960
Consumable, food and beverage	551	673	793
Others	538	466	555

Total	5,675	6,476	7,190

12.	PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with
start-up
activities, including
pre-operating
costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs.
Pre-opening
expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening
period.

	Years Ended December 31,
	2017	2018	2019
Rents	192	221	460
Personnel costs	6	18	14
Others	8	16	28

Total	206	255	502

F-3
3

13.	SHARE-BASED COMPENSATION

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
As of December 31, 2019, the Group had granted 24,577,669 options and 24,409,581 nonvested restricted stocks.
Share options
No share options were granted during the years 2017, 2018 and 2019.
The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	Years	US$’million
Share options outstanding at January 1, 2019	1,135,990	1.89
Exercised	(1,088,358)	1.76

Share options outstanding at December 31, 2019	47,632	4.95	1.06	2

Share options vested or expected to vest at December 31, 2019	47,103	4.95	1.05	2

Share options exercisable at December 31, 2019	45,710	4.97	1.01	2

As of December 31, 2019, total unrecognized compensation expense related to unvested share-based compensation arrangements was immaterial, which is expected to be recognized over a weighted-average period of 0.22 years.
During the years ended December 31, 2017, 2018 and 2019, 609,224, 876,715 and 1,088,358 options were exercised with an aggregate intrinsic value of RMB77, RMB194 and RMB255 respectively.
Nonvested restricted stocks
The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.
In 201
7
, 2018 and 2019, the Group granted
nil
,

661,973 and 221,712 nonvested restricted stocks, respectively to senior officers and managers, each was in ten tranches with performance conditions. Each tranche is accounted for as a separate award with the same grant date, its own service inception date and requisite service period. The share-based compensation cost is recognized for each vesting tranche during the respective service period based on the estimated performance conditions at the service inception date. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years.
The following table summarized the Group’s nonvested restricted stock activity in 2019.

F-3
4

	Number of Restricted Stocks	Weighted Average Grant Date Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2019	12,096,616	8.89
Granted	678,043	31.14
Forfeited	(727,479)	15.57
Vested	(1,738,239)	8.76
Adjusted for performance conditions	(63,551)	15.45

Nonvested restricted stocks outstanding at December 31, 2019	10,245,390	9.87

As of December 31, 2019, there was RMB614 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 3.78 years.
The total fair value of nonvested restricted stocks vested in 2017, 2018 and 2019 was RMB274, RMB183 and RMB443, respectively.
14.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Years Ended December 31,
	2017	2018	2019
Net income attributable to ordinary shareholders — basic	1,228	716	1,769
Eliminate the dilutive effect of interest expense of convertible senior notes	5	40	40

Net income attributable to ordinary shareholders — diluted	1,233	756	1,809

Weighted average ordinary shares outstanding — basic	279,272,140	281,717,485	284,305,138
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	12,202,369	11,463,212	9,397,527
Dilutive effect of convertible senior notes	1,599,469	10,425,112	10,607,225
Weighted average ordinary shares outstanding — diluted	293,073,978	303,605,809	304,309,890

Basic earnings per share	4.40	2.54	6.22

Diluted earnings per share	4.21	2.49	5.94

For the years ended December 31, 2017, 2018 and 2019, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Years Ended December 31,
	2017	2018	2019
Outstanding employee options and nonvested restricted stocks	—	530,009	—

15.	Cash Dividend

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
In November 2019, the Group approved a cash dividend in the total amount of approximately
US$100
million
on its outstanding shares as of the close of trading on January 10, 2020. Such dividend of RMB678 was recorded as dividends payable as of December 31, 2019, and fully paid in February 2020.

F-3
5

16.	LEASES
The Group’s operating leases mainly related to building and the rights to use the land in the PRC. The total expense related to short-term leases were insignificant for period of 2017, 2018 and
2019, and sublease income of the Group were
RMB79, RMB123 and
RMB121
for the years ended December 31, 2017, 2018 and

2019
,

respectively.
A summary of supplemental information related to operating leases in 2019 is as follows:

Year Ended December 31, 2019
Lease cost:
Operating fixed lease cost	3,094
Variable lease cost	10

Total lease cost	3,104

Other information:
Weighted average remaining lease term	11 years
Weighted average discount rate	7.34%
Lease expense for
all
the Group’s operating leases
(including fixed lease cost, variable lease cost and short-term lease cost)

for the years ended December 31, 2017 and 2018 were RMB
2,262
and RMB
2,641
, respectively.
The maturities of lease liabilities in accordance with
ASC
842 in each of the next five years and thereafter are as follows:

Year Ending December 31,
2020	3,236
2021	3,231
2022	3,157
2023	3,031
2024	2,921
Thereafter	18,077

Total minimum lease payments	33,653

Less: amount representing interest	(11,598)

Present value of minimum lease payments	22,055

As of December 31, 2019, the Group has entered six lease contracts that the Group expects to account for as operating leases which is not reflected in the consolidated balance sheets but reflected in the table above as the leases have not commenced.
The undiscounted future minimum payments under non-cancelable operating leases as of December 31, 2018, prior to the adoption of ASC 842 was as follows:

Year Ending December 31,
2019	2,854
2020	2,863
2021	2,777
2022	2,661
2023	2,548
Thereafter	15,669

Total	29,372

17.	INCOME TAXES
The Group is subject to different income tax rates in various countries and jurisdictions under laws and relevant interpretations depending on the place of formation. Under the current laws of the Cayman Islands, the British Virgin Islands and Seychelles,
companies
are not subject to tax on income or capital gain.
Under the current laws of Singapore, companies are subject to Singapore corporate income tax at a rate of 17%. Under the current laws of German
y,
 companies are subject to income tax at a
standard
rate of

15% (15.825% including solidarity surcharge), plus municipal trade tax of 7%-17%. Companies established in Japan are subject to Japan corporate income tax at a rate of 23.2% (
30%
-34% including local taxes).

Companies established in Hong Kong are subject to Hong Kong profit tax at a rate of

16.5
%
. Companies established in Taiwan are subject to Taiwan corporate income tax at a rate of 20%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25
%, and the industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment.

Jizhu
Information and Technology (Shanghai) Co., Ltd. (“
Jizhu
Shanghai”), which once called
Mengguang
Information and Technology (Shanghai) Co., Ltd, is a recognized software development entity located in Shanghai of PRC.
Jizhu
Shanghai is entitled to a
two-year
exemption and
three
-year
50
% reduction tax holiday starting from the first profit making year after absorbing all prior years’ tax losses, and has entered into the first tax profitable year in 2014. Therefore, it applied tax exemption from 2014 to 2015, and tax rate of
12.5
% from 2016 to 2018. In November 2018,
Jizhu
Shanghai was qualified as high and new tech enterprise, resulting
Jizhu
Shanghai subject to a reduced tax rate of
15
% in 2019.

Tax expense (benefit) is comprised of the following:

	Years Ended December 31,
	2017	2018	2019
Current Tax	436	660	678
Deferred Tax	(79)	(91)	(38)

Total	357	569	640

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years Ended December 31,
	2017	2018	2019
PRC statutory tax rate	25%	25%	25%
Tax effect of non-deductible expenses and non-taxable income in determining taxable profit	1%	15%	(3	) %
Effect of different tax rate of group entities operating in other jurisdictions	1%	4%	1%
Effect of change in valuation allowance	—	(1)%	2%
Effect of tax holiday	(1)%	(3)%	(2	) %
Effect of cash dividends	(1)%	5%	4%
Effect of disposal of subsidiary	—	1%	—
Effect of excess tax benefit of rewards	(3)%	(5)%	(2	) %

Effective tax rate	22%	41%	25%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years Ended December 31,
	2017	2018	2019
Aggregate amount	24	31	45
Per share effect—basic	0.09	0.11	0.16
Per share effect—diluted	0.08	0.10	0.15

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019
Deferred tax assets:
Net loss carryforward	181	243
Deferred revenue	223	260
Long-term assets	149	125
Bad debt provision	6	7
Accrued payroll	16	23
Other accrued expenses	19	19
Share-based compensation	17	23
Others	1	0
Valuation allowance	(107)	(152)

Total deferred tax assets	505	548

Deferred tax liabilities:
Favorable lease, building and land use rights-fair value adjustment	447	449
Others	28	42

Total deferred tax liabilities	475	491

F-3
8

For the years ended December 31, 2018 and 2019, valuation allowance of RMB36 and RMB79 were provided, respectively, nil
and
nil
were added due to acquisition, respectively, RMB
43
and RMB24 were reversed, respectively, and RMB9 and RMB10 were written off, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.
As of December 31, 2019, the
Group’s PRC subsidiaries had tax loss carryforwards

of RMB
965
, which will expire between
2020
and
2024
if not used.
The Group determines whether or not a tax position is
“more-likely-than-not”
of being sustained upon audit based solely on the technical merits of the position. At December 31, 2018 and 2019, the Group had recorded liabilities for uncertain tax benefit of approximately RMB14 and RMB18 associated with the interests on intercompany loans, respectively.
No
interest or penalty expense was recorded for the years ended December 31, 2017, 2018 and 2019. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

	Years Ended December 31,
	2017	2018	2019
Balance at January 1	20	26	14
Addition for tax positions	6	(12)	4

Balance at December 31	26	14	18

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. If there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company, the income tax rate may be reduced. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. In 2018, the Group revised its dividend policy to maintain a moderate dividend distribution every
year
with the range of 0.5% to 2.0% of its market capitalization
from current year net income starting from 2018.
The Group’s board of directors has complete discretion in deciding whether to distribute dividends and the dividend amounts within the approved range.
In 2019,

the Group paid dividends from mainland China subsidiaries to Hong Kong subsidiaries amounted to about RMB1,467 to facilitate these dividends to investors. In 2018 and 2019, PRC dividend withholding tax of

RMB
34
and
RMB
73
was accrued. As of December
31
,
2019
, the accrued PRC dividend withholding tax liability ending balance was RMB
18
. Other than these dividends distributions, the Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries, and therefore, no
additional provision for PRC dividend withholding tax was accrued.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years
 if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years
 under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB0.1 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years
. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2015 through 2019 on non-transfer
pricing matters, and from 2010 through 2019 on transfer pricing matters.

F-3
9

18.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB264, RMB321 and RMB413 for the years ended December 31, 2017, 2018 and 2019, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.
19.	RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax
profit to
non-distributable
reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end)
until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB379, RMB502 and RMB604 as of December 31, 2017, 2018 and 2019, respectively. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB2,777 at December 31, 2019 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2019, approximately RMB3,381 is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.
20.	RELATED PARTY TRANSACTIONS AND BALANCES

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

Related Party	Nature of the Party	Relationship with the Group
T rip.com Group Limited (“Ctrip”)	Online travel services provider	Mr. Qi Ji is a director
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
Accor Hotels (“Accor”)	Hotel Group	Shareholder of the Group
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai CREATER Industrial Co., Ltd. (“CREATER”)	Staged office space company	Equity method investee of the Group
Shanghai Zhuchuang Enterprise Management Co., Ltd. (“Zhuchuang”)	Staged office space company	Equity method investee of the Group
China Hospitality JV, Ltd. (“China Hospitality JV”)	Property management company	Equity method investee of the Group
Smart Lodging Group (Cayman) Limited(“Smart Lodging”)	Hotel chain	Equity method investee of the Group
Shanghai Lianquan Hotel Management Co., Ltd.(“Lianquan”)	Hotel management company	Equity method investee of the Group

Shanghai CREATER Industrial Co., Ltd. ceased to be related parties of the Group from
August 2019
.

F-
40

(a) Related party balances
Amounts due from related parties were mainly comprised of shareholder loans to Sheen Star, CREATER, Cjia Group, Zhuchuang and Lianquan
,
which are short-term in nature and mainly payable on demand, and receivable for service fee from Accor, service fee and room charges withheld by Ctrip.

	As of December 31,
	2018	2019
Sheen Star	44	52
CREATER	40	—
Zhuchuang	—	27
Ctrip	34	16
Cjia Group	23	16
Accor	2	1
Lianquan	—	50
Others	33	20

Total	176	182

Amounts due to related parties were mainly comprised of payables for brand use fee, reservation fee and other service fee to Ctrip, and Accor, and cash received on behalf of Cjia Group and China Hospitality JV, which are short-term in nature and payable on demand.

	As of December 31,
	2018	2019
Ctrip	25	33
China Hospitality JV	25	25
Accor	8	11
Cjia Group	7	17
Others	10	9

Total	75	95

(b) Related party transactions
During the years ended December 31, 2017, 2018 and 2019, significant related party transactions were as follows:

	Years Ended December 31,
	2017	2018	2019
Commission expenses to Ctrip	77	61	72
Lease expenses to Ctrip	—	18	18
Brand use fee, reservation fee and other related service fee to Accor	11	18	28
Marketing and training fee from Ctrip	24	12	41
Service fee from Accor	8	14	9
Service fee from China Hospitality JV	—	10	6
Service fee from Sheen Star	—	2	4
Goods sold and service provided to Cjia Group	8	30	21
Sub l ease income from Cjia Group	—	—	14
Service fee to Cjia Group	—	—	6
Sub l ease income from Lianquan	—	—	7
Interest income from Sheen Star	—	—	8
Interest income from CREATER	—	10	6
Loan payment to Cjia Group	85	—	—
Loan payment to CREATER	27	—	—
Loan from Cjia Group	—	103	—
Loan payment to Smart Lodging	—	—	30
Loan payment to Lianquan	—	—	32

F-
41

21.	COMMITMENTS AND CONTINGENCIES

(a) Purchase Commitments
As of December 31, 2019, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB221, which is expected to be incurred within one year.
(b) Contingencies
The Group is subject to periodic legal or administrative proceedings in the ordinary course of the Group’s business, including lease contract terminations and disputes, and construction contract disputes. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

As of December 31, 2019, the accrued contingent liability was RMB23.
22.	SUBSEQUENT EVENTS

On January 2, 2020, the Group paid cash consideration of
EUR

million related to acquisition of Deutsche Hospitality, subject to customary post-closing adjustments. As of that day, all the cash consideration had been paid and the acquisition completed. The Group partially financed the acquisition with a EUR440 million term facility agreement (see Note 9). Deutsche Hospitality is a leading German hotel operator with multi-national experience since 1930. The acquisition will enrich the Group’s product and geographic offering to customers and franchisees. Due to the limited period since the acquisition date and the impact of the outbreak of COVID-19, it was impracticable for the Group to compile pro-forma financial information and complete preliminary purchase accounting estimates in accordance with ASC 805 “Business Combinations” as of the issuance date of the financial statements.

In January 2020, the Group had repaid US$250 million term loan and US$250 million revolving loan borrowed under the credit facilities the Group entered into in May 2017, which was due in May 2020.
Since the COVID-19 outbreak in January 2020, the Group has taken various preventative measures, such as intelligent non-contact services, across its hotels to help protect employees and customers. In addition to timely delivery of needed hotel supplies that were coordinated and managed by the Group’s centralized procurement team, the Group has also offered temporary franchise fee reductions and has helped franchisees to obtain lower-interest bank loans to help meet their short-term working capital needs. The Group is working diligently to keep all of its hotels in operation as long as the Group is permitted by local regulations to do so.
The Chinese government has implemented strict nationwide containment measures against COVID-19, including but not limited to travel restrictions, lock-down of certain cities, hotel closures, etc. Such containment measures negatively affected hotels’ occupancy and revenue. The Chinese government also announced a number of relief measures to Chinese companies, including but not limited to encouraged rental waiver, reduction and delayed payment of social insurance and taxes, continued support from financial institutions, etc. These measures are expected to partially offset the impact of the Group’s loss of revenues, in an amount not yet determinable.
Due to the Chinese government’s containment measures of COVID-19 during this period, which have been effective to date, there has been an initial recovery in the Group’s hotel operations since early March. As of March 31, 2020, more than
90% of
the
Group’s hotels
have resumed operations with an occupancy rate above 60%.
The situation remains dynamic, and the Group will continue to monitor and access the impact of COVID-19 on its financial statements.
As COVID-19 spreads globally, the operations of Deutsche Hospitality in Europe have also been affected since early March 2020. In order to contain the spread of COVID-19, local governments in Europe have introduced policies to discourage tourism, and a number of Deutsche Hospitality hotels have to be temporarily closed. Given the dynamic nature of these circumstances, the duration of business disruption, reduced customer traffic and related financial impact cannot be reasonably estimated at this time.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
HUAZHU GROUP LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY
BALANCE SHEETS
(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of December 31,
	2018	2019	2019
			US$’million
Assets
Current assets:
Cash and cash equivalents	695	361	52
Short-term investments	89	64	9
Other current assets	29	24	4

Total current assets	813	449	65
Other assets	11	155	22
Investment in subsidiaries	13,454	16,472	2,361

Total assets	14,278	17,076	2,448

Liabilities and equity
Current liabilities:
Short-term debt	—	8,312	1,191
Dividends payable	658	678	97
Amount due to related parties	477	594	84
Accrued expenses and other current liabilities	54	113	15

Total current liabilities	1,189	9,697	1,387

Long-term debt	6,915	—	—

Total liabilities	8,104	9,697	1,387

Equity:
Ordinary shares(US$ 0.0001 par value per share; 8,000,000,000 shares authorized; 296,597,888 and 299,424,485 shares issued as of December 31, 2018 and 2019, and 283,076,012 and 285,902,609 shares outstanding as of December 31, 2018 and 2019, respectively)	0	0	0
Treasury shares ( 3,096,764 and 3,096,764 shares as of December 31, 2018 and 2019, respectively)	(107)	(107)	(15)
Additional paid-in capital	3,713	3,834	551
Retained earnings	2,610	3,701	532
Accumulated other comprehensive income (loss)	(42)	(49)	(7)

Total equity	6,174	7,379	1,061

Total liabilities and equity	14,278	17,076	2,448

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
HUAZHU GROUP LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY
STATEMENTS OF COMPREHENSIVE INCOME
(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2017	2018	2019	2019
				US$’million
Operating costs and expenses:
General and administrative expenses	69	89	115	16

Total operating costs and expenses	69	89	115	16

Loss from operations	(69)	(89)	(115)	(16)
Interest income	2	1	10	1
Interest expense	87	198	201	29
Foreign exchange gain (loss)	(14)	17	5	1
Other income, net	7	50	30	5
Unrealized gain (loss) from fair value changes of equity securities	35	(45)	(27)	(4)
Income in investment in subsidiaries	1,354	980	2,067	296

Net income attributable to Huazhu Group Limited	1,228	716	1,769	254

Other comprehensive income
Unrealized securities holding gains (losses), net of tax of (8), nil and nil for 2017, 2018 and 2019, respectively	1	—	—	—
Reclassification of realized gains to net income, net of tax	(5)	—	—	—
Foreign currency translation adjustments, net of tax of nil for 2017, 2018 and 2019, respectively	177	(169)	(7)	(1)

Comprehensive income	1,401	547	1,762	253

F-4
5

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
HUAZHU GROUP LIMITED
FINANCIAL INFORMATION FOR PARENT COMPANY
CONDENSED
STATEMENTS OF CASH FLOWS
(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2017	2018	2019	2019
				US$’million
Net cash provided by (used in) operating activities	(131)	(60)	(212)	(30)

Investing activities:
Investment in subsidiaries	(3,250)	—	(1,039)	(149)
Receipt of investment in subsidiaries	—	2,121	9	1
Purchase of long-term investments	(760)	(3,782)	—	—
Proceeds from sale of long-term investments	58	—	—	—
Purchase of short-term investments	(96)	—	—	—

Net cash provided by (used in) investing activities	(4,048)	(1,661)	(1,030)	(148)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	9	14	14	2
Proceeds of advances from subsidiaries	90	149	109	16
Proceeds from short-term bank borrowings	136	—	1,265	181
Repayment of short-term bank borrowings	(294)	(128)	—	—
Proceeds from long-term bank borrowings	3,633	2,409	5,206	746
Repayment of long-term bank borrowings	(1,651)	(786)	(5,169)	(741)
Proceeds from issuance of convertible senior notes, net of issuance cost and capped call option	2,925	—	—	—
Debt financing costs paid	(10)	—	—	—
Proceeds from ADS lending	0	—	—	—
Dividends paid	(306)	—	(658)	(95)

Net cash provided by (used in) financing activities	4,532	1,658	767	109

Effect of exchange rate changes on cash and cash equivalents	(170)	201	141	21

Net increase (decrease) in cash and cash equivalents, and restricted cash	183	138	(334)	(48)
Cash, cash equivalents and restricted cash at the beginning of the year	374	557	695	100

Cash, cash equivalents and restricted cash at the end of the year	557	695	361	52

The accompanying notes are an integral part of these consolidated financial statements

F-4
6

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
As of December 31, 2019, there are no material contingencies, mandatory dividend, and significant provision of long-term obligation or guarantee of the Company, except for those which have separately disclosed in the consolidated financial statements.

F-4
7

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II
HUAZHU GROUP LIMITED
This financial information has been prepared in conformity with accounting principles generally accepted in the United States.
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Charge to Costs and Expenses	Addition Due to Acquisition	Charge Taken Against Allowance	Write off	Balance at End of Year
	(Renminbi in millions)
Allowance for doubtful accounts of accounts receivables and other receivables:
2017	12	2	—	—	(3)	11
2018	11	10	4	—	(8)	17
2019	17	21	—	—	(16)	22
Valuation allowance for deferred tax assets

2017	115	60	3	(47)	(8)	123
2018	123	36	—	(43)	(9)	107
2019	107	79	—	(24)	(10)	152

******

F-4
8