Form 20-F
period 2020-12-31
Huazhu Group Ltd
filed 2021-04-23
CIK 1483994

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

No. 699 Wuzhong Road

Minhang District

Shanghai 201103

People’s Republic of China

+86 (21) 6195-2011

(Address of principal executive offices)

Teo Nee Chuan

Chief Financial Officer

Telephone: +86-21-6195-2011

E-mail: TeoNeeChuan@huazhu.com

No. 699 Wuzhong Road

Minhang District

Shanghai 201103

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

Ordinary Shares, par value US$0.0001 per share	1179	The Stock Exchange of Hong Kong Limited
American Depositary Shares, each representing one ordinary share	HTHT	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 321,267,680 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒      No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐      No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Large accelerated filer ☒                Accelerated filer ☐                Non-accelerated filer ☐                Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐      No ☐

i

ii

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB6.5250, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 16, 2021, the exchange rate was US$1.00 to RMB6.5203. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, in this annual report,

●	“ADRs” are to the American depositary receipts that may evidence our ADSs;
●	“ADSs” are to our American depositary shares, each representing one ordinary share;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;
●	“Deutsche Hospitality” or “legacy DH” refers to Steigenberger Hotels Aktiengesellschaft, a company established under the laws of Germany on September 12, 1985, a subsidiary of our company, and its subsidiaries
●	“EUR” and “Euro” refers to the legal currency of European Union;
●	“HKD” refers to the legal currency of Hong Kong;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“leased hotels” are to leased-and-operated hotels;
●	“legacy Huazhu” refers to our company excluding Deutsche Hospitality;
●	“manachised hotels” are to franchised-and-managed hotels;
●	“occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;
●	“RevPAR” refers to revenue per available room, calculated by room revenue during a period divided by the number of available rooms of such hotel during the same period;
●	“ordinary shares” or “Shares” are to our ordinary shares, par value US$0.0001 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“US$” and “U.S. dollars” are to the legal currency of the United States; and
●	“We,” “us,” “our company,” “our” and “Huazhu” are to Huazhu Group Limited, formerly known as China Lodging Group, Limited, a Cayman Islands company, and its predecessor entities and subsidiaries, in the context of describing our operations and consolidated financial information, also include our variable interest entities (“VIEs”) and their subsidiaries.

All of our ADS related numbers contained in this annual report have retroactively reflected the four-for-one ADS split that we effected in May 2018.

On January 1 2018, we adopted the new revenue recognition standards and all numbers for the years ended December 31, 2016 and 2017 in this annual report have been restated to reflect the adoption of Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09") and its related ASUs using the full retrospective approach. Please see “Item 5. Operating and financial review and prospects – 5.A. Operating Results – Critical Accounting Policies – Revenue Recognition” for more information.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements included herein, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 are derived from our audited consolidated financial statements that have not been included herein and were prepared in accordance with U.S. GAAP. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes to those statements included herein. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions, except share, per share and per ADS data)
Selected Consolidated Statement of Comprehensive Income Data:
Net revenues	6,573	8,229	10,063	11,212	10,196	1,563
Operating costs and expenses(1)	5,715	6,874	7,945	9,236	11,925	1,827
Income (loss) from operations	841	1,426	2,344	2,108	(1,686)	(257)
Income (loss) before income taxes	1,047	1,597	1,393	2,565	(2,279)	(350)
Net income (loss)	774	1,228	727	1,761	(2,204)	(338)
Net income (loss) attributable to Huazhu Group Limited	782	1,228	716	1,769	(2,192)	(336)
Earnings (loss) per share/ADS(2):
Basic	2.84	4.40	2.54	6.22	(7.49)	(1.15)
Diluted	2.76	4.21	2.49	5.94	(7.49)	(1.15)
Weighted average number of shares used in computation:
Basic	275,139,070	279,272,140	281,717,485	284,305,138	292,739,841	292,739,841
Diluted	282,889,494	293,073,978	303,605,809	304,309,890	292,739,841	292,739,841

Notes:

(1)	Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Share-based compensation expenses	55	66	83	110	122	19

(2)	On May 25, 2018, we changed our ADS to ordinary share ratio from one ADS representing four ordinary shares to one ADS representing one ordinary share. Therefore, we recalculated previous years’ earnings per ADS using the new ratio.

The following table presents a summary of our selected consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020:

	As of December 31,
	2016	2017	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	3,235	3,475	4,262	3,234	7,026	1,077
Restricted cash	1	481	622	10,765	64	10
Short-term investments measured at fair value	—	130	89	2,908	3,903	598
Property and equipment, net	3,710	4,523	5,018	5,854	6,682	1,024
Intangible assets, net	343	1,644	1,834	1,662	5,945	911
Operating lease right-of-use assets	—	—	—	20,875	28,980	4,441
Long-term investments	1,064	2,362	6,152	1,929	1,923	295
Goodwill	172	2,265	2,630	2,657	4,988	764
Total assets	10,071	17,508	23,993	52,983	65,155	9,985
Accounts payable	585	766	890	1,176	1,241	190
Short-term debt	298	131	948	8,499	1,142	175
Operating lease liabilities, current	—	—	—	3,082	3,406	522
Long-term debt	—	4,922	8,812	8,084	10,856	1,664
Deferred rent-long-term	1,024	1,380	1,507	—	—	—
Operating lease liabilities, noncurrent	—	—	—	18,496	27,048	4,145
Deferred revenue	1,232	1,341	1,463	1,738	1,934	296
Total liabilities	4,887	11,274	17,674	45,483	53,723	8,233
Total equity	5,184	6,234	6,319	7,500	11,432	1,752

The following table presents a summary of our selected consolidated statements of cash flow data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Selected Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	2,066	2,453	3,049	3,293	609	93
Net cash used in investing activities	176	6,235	6,345	285	8,101	1,240
Net cash provided by (used in) financing activities	(266)	4,536	4,248	6,045	883	134

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could adversely affect our operating results, financial condition and business prospects, and cause our actual results to differ materially from those projected in any forward-looking statements.

Risks Related to Our Business

Our operating results are subject to conditions affecting the lodging industry in general.

Our operating results are subject to conditions typically affecting the lodging industry, which include:

●	changes and volatility in national, regional and local economic conditions in China, Europe and other countries and regions where we operate;
●	competition from other hotels, the attractiveness of our hotels to customers, and our ability to maintain and increase sales to existing customers and attract new customers;
●	adverse weather conditions, natural disasters or travelers’ fears of exposure to contagious diseases and social unrest;
●	changes in travel patterns or in the desirability of particular locations;
●	increases in operating costs and expenses due to inflation and other factors;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
●	the quality and performance of managers and other employees of our hotels;
●	the availability and cost of capital to fund construction and renovation of, and make other investments in, our hotels;
●	seasonality of the lodging business and national or regional special events;
●	the possibility that leased properties may be subject to challenges as to their compliance with the relevant government regulations; and
●	maintenance and infringement of our intellectual property.

Changes in any of these conditions could adversely affect our occupancy rates, average daily room rates and RevPAR, or otherwise adversely affect our results of operations and financial condition.

Our business is sensitive to Chinese, European and global economic conditions. A severe or prolonged downturn in the Chinese, European or global economy could materially and adversely affect our revenues and results of operations.

Our business and operations are primarily based in China as well as in Europe. We depend on domestic business and leisure travel customers in China for a significant majority of our revenues, and we also derive a relatively large portion of our revenues from Europe following our acquisition of Deutsche Hospitality on January 2, 2020. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the economies and travel industries primarily of China as well as those of Europe.

As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The growth rate of China’s GDP decreased from 2012 to 2016, and from 2018 to 2020. It is uncertain whether the growth of the Chinese economy will continue to slow down in the future. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services. China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate is based on several current or emerging factors including: (i) overinvestment by the government and businesses and excessive credit offered by banks; (ii) a rudimentary monetary policy; (iii) excessive privileges to state-owned enterprises at the expense of private enterprises; (iv) the increases in labor costs; (v) a decrease in exports due to weaker overseas demand; (vi) failure to boost domestic consumption; and (vii) challenges resulting from international and geopolitical situations, especially the US-China trade war and the overall tension between such two nations. The European hotel industry is also significantly affected by European countries’ economic growth. While the European hotel industry demonstrated stable growth from 2015 to 2019, its growth rate slowed down in 2020 due to the impact of COVID-19.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including sanctions against Russia over the Ukraine crisis since 2014, shadows of international terrorism spread by Islamic State of Iraq and al-Sham, which has been particularly intensified since the Paris terror attacks in November 2015, the impact of the election of Donald Trump as former President of the United States and the tax reform that he subsequently signed into law, the trade war between the United States and China and the Syrian airstrike in 2018, the tension between the United States and Iran in 2019, the impact of the United Kingdom leaving the European Union (the “EU”) and the outbreak of COVID-19. It is unclear whether such challenges will be contained or resolved and what effects they may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in significant market volatility, and over the possibility of a war involving Iran or North Korea. In addition, conflicts between the United States and China have extended to multiple areas, which could place further pressure on China’s economic growth. On June 30, 2020, China passed the Hong Kong National Security Law. In response, former U.S. President Donald Trump signed into law the Hong Kong Autonomy Act and an executive order in July 2020 ending Hong Kong’s special trading status and preferential economic treatment. Moreover, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. In September 2020, China’s Ministry of Commerce released Provisions on the Unreliable Entity List in response to the United States’ Entity List. In November 2020, former President Trump issued another executive order that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies”. All of these events have introduced uncertainties to the geopolitical situations and the global economic outlook. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s and those of the EU and its member states. There have also been concerns over unrest in the Middle East and Africa, which have resulted in significant market volatility, and over the possibility of a war involving Iran or North Korea. In addition, there have been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the tensions between Japan and its neighboring countries. Economic conditions in China and Europe are sensitive to global economic conditions.

It is unclear whether the above challenges will be contained or resolved and what effects they may have. Any prolonged slowdown in the Chinese, European or global economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The lodging industries in China and Europe are competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed.

The lodging industries in China and Europe are highly fragmented. As a multi-brand hotel group, we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various independent hotels in each of the markets in which we operate, including Chinese hotel groups such as BTG Homeinns and Jinjiang, as well as international hotel groups such as Marriott, Intercontinental, Accor, Hilton and OYO. We also face competitions from lodging products offered on platforms such as Airbnb and service apartments. New and existing competitors may offer more competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels and result in a decrease in occupancy rates and average daily room rates of our hotels. Competitors may also outbid us for new leased hotel conversion sites, negotiate better terms for potential manachised or franchised hotels or offer better terms to our existing manachised or franchised hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels, especially given the increase in our hotel room rates to keep pace with inflation. Even if our peers cannot outcompete us, any increasing supply of hospitality assets in the areas we operate could negatively affect our operational and financial results. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China, which subsequently spread throughout China. The travel industry has been severely affected by the outbreak of COVID-19 since the beginning of 2020 due to the reduced traveler traffic in China. In addition, after COVID-19 was declared by the World Health Organization as a Public Health Emergency of International Concern on January 31, 2020, many foreign countries issued travel bans to China which further harmed the travel industry in China. These measures could slow down the development of the Chinese economy and adversely affect global economic conditions and financial markets. The Chinese government has also implemented strict nationwide containment measures against COVID-19, including travel restrictions, lock-downs of certain cities and hotel closures. Such containment measures negatively affected our hotels’ (both leased and owned hotels and manachised and franchised hotels) occupancy rate and revenue. For example, we had over 2,000 hotels temporarily closed at the peak in February and 369 hotels temporarily closed as of March 31, 2020 (out of a total of 5,838 hotels as of the same date), all of which were in China. As of December 31, 2020, approximately 99% of legacy Huazhu’s hotels (excluding those under governmental requisition) had resumed operations. As of December 31, 2020, we still had 74 hotels under such governmental requisition in China.

Since the outbreak of COVID-19, we have taken various preventative measures, such as the introduction of intelligent non-contact services, across our hotels to help protect our employees and customers. In addition to the timely delivery of hotel supplies arranged by our centralized procurement team, we have also offered temporary franchise fee reductions and have helped our franchisees to obtain low-interest bank loans to meet their short-term working capital needs. For example, we helped introduce our franchisees to the banks and provided the banks with monthly operating statements of the franchisees recorded in our information systems as an evidence of the franchisees’ credit profiles. We do not bear any obligations under the loans that the banks extended to our franchisees. We have also taken various cost and cash flow mitigation measures to counter the negative impact of COVID-19 on our results of operations. Despite these efforts, our business operations and results in 2020 were adversely affected by COVID-19.

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

Moreover, we completed the acquisition of Deutsche Hospitality in January 2020. As COVID-19 spreads globally, the operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. The recent resurgences of COVID-19 in Europe since late September 2020 led governments of various European countries to impose or continue to impose stringent lockdown measures and travel restrictions to contain the spread of COVID-19. As a result, a number of our hotels under Deutsche Hospitality, or legacy DH, were or remained temporarily closed. As of December 31, 2020, Deutsche Hospitality still had 18 hotels temporarily closed (out of a total of 120 hotels), all of which were manachised and franchised hotels. The lockdown period in Germany was extended to April 18, 2021, and is likely to be further extended to the end of May 2021. As a result, Deutsche Hospitality could experience cash shortfalls and may need to increase borrowings to finance its operations. There is no assurance that we could obtain sufficient financing for our business needs on reasonable terms, or at all. The failure to obtain sufficient financing on reasonable terms or at all could materially and adversely affect our financial condition, results of operations and business.

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

Our businesses have been significantly impacted by the global outbreak of COVID-19 and we experienced operating losses in 2020. Our net revenues decreased by 9.1% from RMB11,212 million in 2019 to RMB10,196 million (US$1,563 million) in 2020. We recorded net loss attributable to Huazhu Group Limited of RMB2,192 million (US$336 million) in 2020, compared to net income attributable to Huazhu Group Limited of RMB1,769 million in 2019. We closed down certain of our hotels in 2020 due to the pandemic. Also, we recorded impairments of long-lived assets and goodwill of RMB617 million (US$95 million) in 2020 mainly due to the pandemic.

As COVID-19 continues to spread, its overall impact on our business, liquidity and results of operations is unknown at this time. Moreover, COVID-19 may not be eliminated and such outbreak may recur. For example, in June and December 2020, Beijing experienced resurgences of COVID-19 infections and had to reinstitute strict travel restrictions to curb the spread of COVID-19. As a result, our occupancy rate in Beijing and its nearby cities and provinces, such as Tianjin and Hebei, was adversely affected. The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. To the extent COVID-19 adversely affects our business, financial condition and results of operations, it may also heighten some of the other risks described in this “Risk Factors” section.

Seasonality of our business and national or regional special events may cause fluctuations in our revenues, cause our ADS or ordinary share price to decline, and adversely affect our profitability

The lodging industry is subject to fluctuations in revenues due to seasonality and national or regional special events. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year. Our hotels in China typically have a lower RevPAR in the fourth quarter, as compared to the second and third quarters, due to reduced travel activities in the winter, though some of our European hotels may recognize higher sales in the fourth quarter as a result of more trade fairs and corporate events. In addition, national or regional special events that attract large numbers of people to travel may also cause fluctuations in our operating results in particular for the hotel locations where those events are held. Therefore, you should not rely on our operating or financial results for prior periods as an indication of our results in any future period. As our revenues may vary from quarter to quarter, our business performance is difficult to predict and our quarterly results could fall below investor expectations, which could cause our ordinary share and/or ADS prices to decline. Furthermore, the ramp-up process of our new hotels can be delayed during the low season, which may negatively affect our revenues and profitability.

Our relatively limited operating history makes it difficult to evaluate our future prospects and results of operations.

Our operations commenced in 2005, when we launched our HanTing Hotel brand. See “Item 4. Information on the Company — A. History and Development of the Company.” Accordingly, you should consider our future prospects in light of the risks and challenges encountered by a company with a relatively limited operating history. These risks and challenges include:

●	continuing our growth while trying to achieve and maintain our profitability;
●	preserving and enhancing our competitive position in the lodging industry in China, Europe and other countries and regions where we operate;
●	offering innovative products to attract recurring and new customers;
●	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences and needs;
●	increasing awareness of our brands and products and continuing to develop customer loyalty;
●	attracting, training, retaining and motivating qualified personnel; and
●	renewing leases for our leased hotels on commercially viable terms after the initial lease terms expire.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

Our new leased and owned hotels typically incur significant pre-opening expenses during their development stages and generate relatively low revenues during their ramp-up stages, which may have a significant negative impact on our financial performance.

The operation of each of our leased and owned hotel goes through three stages: development, ramp-up and mature operations. During the development stage, leased and owned hotels do not generate any revenue, and incur pre-opening expenses generally ranging from approximately RMB1.5 million to RMB20.0 million per hotel. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, these newly opened leased and owned hotels may not achieve profitability during the ramp-up stage. As we continue to expand our leased and owned hotel portfolio, the significant pre-opening expenses incurred during the development stage and the relatively low revenues during the ramp-up stage of our newly opened leased and owned hotels may have a significant negative impact on our financial performance. Moreover, we plan to develop more midscale and upscale leased and owned hotels in the future with relatively higher pre-opening expenses, especially rent, which may lead to a more evident negative impact on our financials. In addition, we must maintain our hotels’ conditions and may upgrade certain of our hotels, which requires renovation and other improvements to our hotels from time to time. Hotels under renovation may need to be closed partially or entirely or otherwise be seriously disrupted due to the renovations, which could adversely affect the hotels’ revenues.

A significant portion of our costs and expenses may remain at the same level or increase even if our revenues decline, which would adversely affect our net margins and results of operations.

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

Our hotel group has been growing rapidly since we commenced our business of operating and managing a multi-brand hotel group. We launched our hotel product HanTing Hotel in 2005, our economy hotel brand Hi Inn in 2008 and our midscale hotel brand JI Hotel in 2010. In May 2012, we completed the acquisition of a 51% equity interest in Starway Hotels (Hong Kong) Limited, or Starway HK, and in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. We have retained the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, an upper midscale hotel brand; Joya Hotel, a new hotel brand targeting the upscale market, in December 2013; and Elan Hotel, a new economy hotel brand, in September 2014. In January 2016, we completed strategic alliance transactions with Accor S.A., or Accor, to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. In May 2017, we completed the acquisition of all of the equity interests in Crystal Orange Hotel Holdings Limited, or Crystal Orange, which operated hotels under the brands of Crystal Orange Hotel and Orange Hotel. In August 2018, we completed the acquisition of a majority stake in Blossom Hotel Investment Management (Kunshan) Co., Ltd., or Blossom Hotel Management, which was engaged in the business of operating and managing hotels under the brand of Blossom Hill Hotels & Resorts (rebranded as Blossom House in April 2020) in the upscale market in the PRC. We launched Madison Hotel brand and Grand Madison Hotel brand in 2019. In 2020, we merged Grand Madison Hotel brand into Madison Hotel brand. In January 2020, we completed the acquisition of all of the equity interests in Deutsche Hospitality. Through such organic growth and acquisitions, we increased the number of our hotels in operation from 26 hotels as of January 1, 2007 to 6,789 hotels (including 120 hotels under Deutsche Hospitality) as of December 31, 2020. In 2020, we acquired Ni Hao Hotel brand, and started to develop and operate hotels under this brand.

We intend to continue developing and operating additional hotels in different geographic locations in China and overseas. Such expansions have placed, and will continue placing, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our products and the quality of our services to ensure that our business does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. In order to manage and support our growth, we must continue improving our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new hotels into our operations. Our inability to anticipate the changing demands that expanding operations will impose on our management and information and operational systems, or our failure to quickly adapt our systems and procedures to the new markets, could result in declines of revenues and increases in expenses or otherwise harm our results of operations and financial condition.

In addition, our expansion within existing markets may cannibalize our existing hotels in those markets and, as a result, negatively affect our overall results of operations. While expansion into new geographic markets, especially overseas, and addition of new hotel products for which we have limited operating experience and brand recognition may present operating and marketing challenges that are different from those we currently encounter in our existing markets. Those new markets may have different regulatory requirements, competitive conditions, consumer preferences and discretionary spending patterns as compared to our existing markets. As a result, any new hotels we open in those markets may be less successful than hotels in our existing markets. Guests and franchisees in any new market may not be familiar with our brands and we may need more time to build brand awareness in that market through greater investments in advertising and promotional activities than we anticipated. We may find it more difficult in new markets to hire, motivate and retain qualified employees who share our vision, passion and culture. Hotels operated in new markets may also have lower average revenues or higher operating costs than hotels in existing markets. Revenues at hotels operated in new markets may take longer than expected to ramp up and reach expected revenues and profit levels, and may never do so, thereby affecting our overall profitability.

There can be no assurance that any expansion, new hotel products or brands we introduce will be well received by our customers and become profitable in a timely fashion, or at all. If a new product or brand is not well received by our customers and our expansion into new geographic markets is not successful, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

Our multi-brand business strategy exposes us to potential risks and its execution may divert management attention and resources from our established brand, and if any of the new hotel brands are not well received by the market, we may not be able to generate sufficient revenue to offset related costs and expenses, and our overall financial performance and condition may be adversely affected.

We launched our hotel brand HanTing Hotel in 2005, our economy hotel brand Hi Inn in 2008 and our midscale hotel brand JI Hotel in 2010. In 2012, we acquired the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, an upper midscale hotel brand; Joya Hotel, a new hotel brand targeting the upscale market, in December 2013 and Elan Hotel, a new economy hotel brand, in September 2014. We acquired Crystal Orange in May 2017, which holds hotels under the brands of Crystal Orange Hotel and Orange Hotel. In August 2018, we completed the acquisition of a majority stake in Blossom Hotel Management which holds hotels under the brand of Blossom Hill Hotels & Resorts (currently Blossom House). We launched the Madison Hotel brand and Grand Madison Hotel brand in 2019. In 2020, Grand Madison Hotel was merged into Madison Hotel brand. In January 2020, we completed the acquisition of Deutsche Hospitality, which operates in Europe, the Middle East, Asia and Africa, with hotels under brands of Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel, and Zleep Hotels. In 2020, we acquired Ni Hao Hotel brand, and started to develop and operate hotels under this brand. We are still in the process of developing our various brands, such as the Elan Hotel, Joya Hotel, Manxin Hotel, Starway Hotel, Hi Inn, Crystal Orange Hotel, Orange Hotel, Blossom House, Madison Hotel brands and Ni Hao Hotel. In addition to the hotel brands owned by us, we entered into strategic alliance transactions with Accor in January 2016, and are developing Accor’s certain hotel brands in PRC, Taiwan and Mongolia under our brand franchise agreements.

We cannot guarantee the size and profitability of the various market segments that each new brand is targeting. The business models of these new brands are not proven and we cannot guarantee that they can generate return comparable to the established brands. The process of developing new brands may divert management attention and resources from our established brands. We may not be able to find competent management staff to lead and manage the execution of the multi-brand business strategy. If we are unable to successfully execute our multi-brand strategy to target various market segments, we may be unable to generate revenues from these market segments in the amounts and by the times we anticipate, or at all, and our business, competitive position, financial condition and prospects may be adversely affected.

We may not be able to successfully identify, secure and develop in a timely fashion additional hotel properties under the lease and ownership model or develop hotel properties on a timely or cost-efficient manner, which may adversely affect our growth strategy and business.

We plan to open more hotels to grow our business. Under our lease and ownership model (other than Deutsche Hospitality) and the lease model of Deutsche Hospitality, we may not be successful in identifying and leasing or acquiring additional hotel properties at desirable locations and on commercially reasonable terms or at all. Even if we are able to successfully identify and acquire new hotel properties, new hotels may not generate the returns we expect. We may also incur costs in connection with evaluating hotel properties and negotiating with property owners, including properties that we are subsequently unable to lease or own. In addition, we may not be able to develop additional hotel properties in a timely fashion due to construction or regulatory delays. If we fail to successfully identify, secure or develop in a timely fashion additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

We develop a substantial majority of our leased and owned hotels directly. Our involvement in the development of properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or lost revenue. We may be unable to recover development costs we incur for projects that do not reach completion. Properties that we develop could become less attractive due to market saturation or oversupply, and as a result we may not be able to recover development costs at the expected rate, or at all. Furthermore, we may not have available cash to complete projects that we have commenced, or we may be unable to obtain financing for the development of future properties on favorable terms, or at all. If we are unable to successfully manage our hotel development to minimize these risks, our growth strategies and business prospects may be adversely affected.

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

We may have disputes with our franchisees with respect to the performance of the franchise agreements. For example, we have in the past closed certain manachised and franchised hotels as a result of disputes with the franchisees regarding our measures to avoid competition between the franchisees, including keeping appropriate distances between the manachised and franchised hotels. Some franchisees were not satisfied with the performance of the hotel managers we appointed for our manachised hotels or generally the manachised or franchised hotels' profitability or growth rates. Some franchisees complained that our loyalty program and other marketing efforts did not bring sufficient customers for their hotels. Our franchisees may also have disputes with us regarding other matters, such as the amount and settlement of fees payable by them and the adequacy of our operational support to them. In addition, our franchise agreements with franchisees typically provide that the franchise agreements could be terminated under certain circumstances. If franchise agreements are terminated early, we lose the franchise fees and related management fees. Furthermore, we may have to pay losses and damages to our guests, and our brand image may be adversely impacted. As a result, our business and results of operations and financial conditions may be adversely affected by early termination of our franchise agreements.

We plan to renew our existing franchise agreements upon expiration. However, we may be unable to retain our franchisees on satisfactory terms, or at all. If a significant number of our existing franchise agreements are terminated early or are not renewed on satisfactory terms upon expiration, our revenue and profit may decrease in the future. If we cannot secure new franchisees to replace those expired or terminated franchises and compensate for the loss of business, our results of operations could be materially and adversely affected.

Acquisitions, financial investment or strategic investment may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition.

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, we invested in Beijing Qingpu Tourism Culture Development Co., Ltd. in 2015, in AAPC Hotel Management Limited, China Young Professionals Apartment Management Limited and Chengjia (Shanghai) Investment Co., Limited in 2016, and in Blossom Hotel Management, Oravel Stays Private Limited and some securities in the hotel industry in 2017. We completed the acquisition of all of the equity interests in Crystal Orange in May 2017. In January 2018, we announced we have formed a joint venture with TPG. Hitone later also invested in this joint venture. In August 2018, we completed the acquisition of a majority stake in Blossom Hotel Management in steps. From 2017 to 2019, we also acquired shares of Accor and other companies from open market, and invested in certain hotel related funds. In January 2020, we completed the acquisition of all of the equity interests in Deutsche Hospitality. We also jointly established a company with a wholly-owned subsidiary of Sunac China Holdings Limited (“Sunac”) and Chengdu Global Times Exhibition and Travel Development Company Limited to develop and operate hotels. We will provide hotel operational services to the joint venture and the joint venture will develop and operate hotels under the brands of Blossom House, Steigenberger Hotels & Resorts and Sunac’s own brands.

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

A substantial part of our business model relies on leases with third parties who either own or lease the properties from the ultimate property owners. We also grant franchises to hotel operators who may or may not own their hotel properties. The land use rights and other property rights with respect to properties we currently lease, manachise or franchise for our existing hotels could be challenged. For example, our lessors have failed to provide the property ownership certificates and/or the land use rights certificates for certain properties that we lease for our hotel operations. While we have performed due diligence to verify the rights of our lessors to lease such properties, including inspecting documentation issued by competent government authorities evidencing these lessors’ land use rights and other property rights with respect to these properties, our rights under those leases could be challenged by other parties including government authorities. If the properties are deemed to be illegal constructions or the landlords do not have the rights to lease the properties to us for hotel operations purposes, the landlords (instead of us, as the lessee) may be subject to monetary penalties and the lease agreements may be invalidated. We may therefore be required to relocate our relevant hotels. We also cannot assure you that we can always keep good title of the properties we lease currently or will lease in the future, free and clear of all liens, encumbrances and defects. If the ultimate owner of the property changes after the original owner of such property mortgages such property to any third party, our legal rights under the lease agreement may be affected adversely and we may not rank senior in the right of continuing occupying the property.

Under PRC law, all lease agreements are required to be registered with the local housing bureau. While the majority of our standard lease agreements require the lessors to make such registrations, some of our leases have not been registered as required, which may expose both our lessors and us to potential monetary fines. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties. In addition, in some instances where our immediate lessors are not the ultimate owners of hotel properties, no consents or permits have been obtained from the owners, the primary lease holders or competent government authorities, as applicable, for the subleases of the hotel properties to us, which could potentially invalidate our leases or lead to the renegotiation of such leases that result in terms less favorable to us or even relocation of our relevant hotels. Some of the properties we lease from third parties were also subject to mortgages at the time the leases were signed. Where consent to the lease have not been obtained from the mortgage holder in such circumstances, the lease may not be binding on the transferee of the property if the mortgage holder forecloses on the mortgage and transfers the property. Moreover, the property ownership or leasehold in connection with our manachised and franchised hotels could be subject to similar third-party challenges.

In Germany, our hotels are operated on the legal basis of lease, management or franchise agreements. Some agreements for hotels located in Germany are concluded subject to conditions precedent or require a consent by a third party, such as authorities in case of local measurement areas (for example, re-development) or ground owners in case of a hereditary building right. There are no indications that these requirements have not been fulfilled; however, if not met, failure to meet these requirements could potentially invalidate the respective agreements or lead to the renegotiation of these agreements which could result in less favorable terms. Furthermore, provisions or parts of lease, management or franchise agreements may not be effective or may lead to legal disputes. This could lead to additional cost burdens for our hotel operations. In addition, some of our leases, management or franchise agreements contain break rights and rescission rights entitling the landlords to terminate the agreements on a certain date or upon the occurrence of certain events. Further, in case of a fixed lease period of more than one year, German law provides for a written-form requirement regarding material terms of leases and therefore excludes an ordinary termination right prior to the lapse of the lease period. However, in case of a written-form defect, the lease agreement is not considered void but will be deemed to have an unlimited lease period with an ordinary termination right by law. Some of our leases may have a written-form defect, which effectively leads to a statutory termination right with a notice period. Such legal notice – in general – has to be given at the beginning of a calendar quarter with the termination being effective at the end of the following calendar quarter (i.e. the notice period is between six and nine months, depending on the date of the termination notice). Similar issues, except for the written-form defect, may occur in connection with our managed and franchised hotels.

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

Our lessors are required to comply with various land- and property-related laws and regulations to enable them to lease effective titles of their properties for our hotel use. For example, before any properties located on state-owned land in China with allocated or leased land use rights or on land owned by collective organizations may be leased to third parties, lessors should obtain appropriate approvals from the competent government authorities. In addition, properties used for hotel operations and the underlying land should be approved for commercial use purposes by competent government authorities. Some of the lessors of our executed lease agreements have not obtained the required governmental approvals, including approvals of the properties for commercial use purposes. Such failure may subject the lessors to monetary fines or other penalties and may lead to the invalidation or termination of our leases and relocation of our relevant hotels, and therefore may adversely affect our results of operations. While some lessors have agreed to indemnify us against our losses resulting from their failure to obtain the required approvals, we cannot assure you that we will be able to successfully enforce such indemnification obligations against our lessors or that such indemnification can cover losses from all the property defects. As a result, we may suffer significant losses resulting from our lessors’ failure to obtain required approvals to the extent that we are not fully indemnified by our lessors.

Our success could be adversely affected by the performance of our manachised and franchised hotels and defaults or wrongdoings of our franchisees may affect our reputation, which would adversely affect our results of operations.

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have less control compared to our leased and owned hotels. As of December 31, 2020, we manachised and franchised approximately 88.9% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our presence in China and our overseas markets. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control.

Our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting our results of operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. For example, in 2020, we closed 135 manachised and franchised hotels that did not comply with our brand and operating standards.

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

Furthermore, our systems and technologies, including our website and database, could contain undetected errors or “bugs” that could adversely affect their performance, or could become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent, prolonged or persistent system failures, our quality of services, customer satisfaction, and operational efficiency could be severely harmed, which could also adversely affect our reputation. Steps we take to increase the reliability and redundancy of our systems may be costly, which could reduce our operating margin, and there can be no assurance that any increased reliability may be achievable in practice or would justify the costs incurred.

In addition, we collaborate with various business partners, such as airlines, in our day-to-day operations, and our ability to provide satisfactory services to customers also depends on the maintenance and efficacy of such business partners’ systems, such as the maintenance of networks with necessary speed, bandwidth, and stability. If any of our business partners’ systems encounter errors, “bugs” or other problems, our ability to effectively provide our services may be adversely affected, our reputation may be harmed, and we may also face customer complaints and be subject to fines and other penalties from competent authorities.

Failure to comply with data protection laws or maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits.

Our business involves collecting and retaining large volumes of internal and customer data, including personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC regulatory and enforcement regime regarding privacy and data security is evolving. The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (effective since January 1, 2021), the General Rules on the Civil Law (effective since October 1, 2017) and the Tort Law (effective since July 1, 2010) provide main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could cause us to incur substantial compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to civil litigations brought by relevant individuals; administrative penalties, including fines, suspension of business, website closure, and revocation of prerequisite licenses; and our reputation and results of operations could be materially and adversely affected. As we further expand our operations into international markets, we will be subject to additional laws and regulations in other jurisdictions where our hotels, guests, employees and other participants are located. The laws, rules and regulations of those jurisdictions may be more comprehensive and detailed, and may impose requirements and penalties which are more stringent than, or even conflict with, those in China. In addition, these laws, rules and regulations may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources, costs and our management attention. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation on Information Protection on Networks”.

After the acquisition of Deutsche Hospitality, the European Union has become an important region for our data protection compliance. European data protection laws, in particular the Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (GDPR) (complemented by EU Member States Law on data protection such as the German Federal Data Protection Act), include strict rules on the processing of personal data, including the transfer of data from the European Union to China. Under the GDPR, any personal data may be used only if there is a legal justification (which could be a consent or an express statutory justification set out in the GDPR or other applicable EU laws), and the use must be restricted to legitimate purposes. Deutsche Hospitality has taken various technical and organizational measures, which are regularly reviewed and updated, to stay compliant, including appointment of a data protection officer and a special data protection working group, regulation of data processes, risk management assessment, preparation of relevant documentation and training. We also put high emphasis on proper dealing with data subject rights requests, i.e. the requests of customers, employees and other natural persons regarding our use of their data. We, including Deutsche Hospitality, take GDPR requirements and, in particular, data subject rights requests very seriously. However, we cannot guarantee that we are fully compliant in this complex area where many items are still unclear. This includes, in particular, international data transfers which have become even more complex and unclear under the Judgment of the European Court of Justice of 16 July 2020 (C-311/18 Data Protection Commissioner v Facebook Ireland Limited and Maximillian Schrems). Theoretically, fines for a violation of the GDPR can amount up to 4% of the global turnover of the whole group.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. For instance, in August 2018, online reports alleged that we had become the subject of potential information leak and a proposed class action complaint was filed against us and our management, which was voluntarily dismissed by the plaintiffs in February 2019. For more information, please see “Item 4.Information on the Company – 4.B. Business Overview – Legal and Administrative Proceedings.” We may face similar litigations in the future. Any of such proceedings may harm our reputation and adversely affect our business and results of operations. Besides proceedings, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

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

Failure to protect our tradenames and trademarks as well as other intellectual property rights could have a negative impact on our brands and adversely affect our business.

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy. As of December 31, 2020, we had received copyright registration certificates for 122 software programs developed by us. However, none of our other proprietary information systems have been patented, copyrighted or otherwise registered as our intellectual property.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brands, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and other jurisdictions is evolving and could involve substantial risks to us. In particular, the laws and enforcement procedures in the PRC are uncertain and do not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States and other developed countries. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

We may also be subject to claims for infringement, invalidity, or indemnification relating to third parties’ intellectual property rights. Regardless of their merits, such third party claims may be time-consuming and costly to defend, divert management attention and resources, or require us to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.

If we are not able to retain, hire and train qualified managerial and other employees, our business may be materially and adversely affected.

Our managerial and other employees manage our hotels and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brands and reputation. In general, employee turnover, especially in lower-level positions, is relatively high in the lodging industry. As a result, it is important for us to retain as well as attract qualified managerial and other employees who are experienced in lodging or other consumer-service industries. There is a limited supply of such qualified individuals in cities where we have operations and other cities into which we intend to expand. In addition, we need to hire qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our hotels in various geographic locations. We must also provide training to our managerial and other employees so that they have up-to-date knowledge of various aspects of our hotel operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease, which in turn, may have a material and adverse effect on our business.

Our current employment practices may be adversely impacted under the applicable labor laws.

The PRC National People’s Congress promulgated the Labor Contract Law of the PRC (the “Labor Contract Law”) in 2008, and amended it on December 28, 2012. The Labor Contract Law imposes requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of fixed-term employment contracts. Because the PRC governmental authorities have introduced various new labor-related regulations since the effectiveness of the labor contract law, and the interpretation and implementation of these regulations are still evolving, our employment practices could violate the Labor Contract Law and related regulations and could be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. In addition, a significant number of our employees are dispatched from third-party human resources companies, which are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. According to a new regulation on labor dispatch, which was promulgated in December 2013 to implement the provisions of the labor contract law, a company is permitted to use dispatched employees for only up to 10% of its labor force after February 29, 2016. To comply with the labor dispatch regulation, we have reduced the percentage of dispatched employees since December 2013 by using service outsourcing arrangement. Under the service outsourcing arrangement, we have entered into service outsourcing agreements with a service outsourcing firm and relevant employees are deemed as employees of this service outsourcing firm. However, since the current labor dispatch regulation does not clearly define the distinction of labor dispatch and service outsourcing, our service outsourcing arrangement may be considered as labor dispatch by the relevant PRC government.

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

In Germany, our business is subject to various labor-related statutory regulations. For example, there are restrictions regarding the assignment and use of temporary agency workers under the German Temporary Agency Work Act (Arbeitnehmerüberlassungsgesetz) which was substantially amended with effect from April 1, 2017. As the interpretation of the amended regulations is still evolving. It is possible that we may be responsible for non-compliant assignments of temporary-agency workers, even if the root cause of the non-compliance lies with the temporary-work agency engaged by us. We could therefore be subject to related fines or temporary-agency workers could be deemed to be our employees by fiction. If we are subject to severe fines or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

In addition, our employment practices in other jurisdictions are also subject to changes in applicable labor law. If we are found to have violated any other applicable labor law requirements, we may be subject to fines or other penalties, which could in turn negatively affect our reputation and results of operations, and disputes with our employees could interrupt our business operations.

Failure to retain our management team could harm our business.

We place substantial reliance on the experience and the institutional knowledge of members of our current management team. Mr. Qi Ji, our founder, executive chairman and chief executive officer, Mr. Hui Jin, our president, Ms. Xinxin Liu, our chief digital officer, Mr. Teo Nee Chuan, our chief financial officer, and other members of the management team are particularly important to our future success due to their substantial experiences in lodging and other consumer-service industries. Finding suitable replacements for Mr. Qi Ji, Mr. Hui Jin, Ms. Xinxin Liu, Mr. Teo Nee Chuan and other members of our management team could be difficult, and competition for such personnel of similar experience is intense. The loss of the services of one or more members of our management team due to their departures or otherwise could hinder our ability to effectively manage our business and implement our growth strategies.

We are subject to various laws and regulations, including franchise, hotel industry, construction, hygiene, health and safety environmental and advertising laws and regulations that may subject us to liability.

Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to complete the filing and submit annual reports with, the PRC Ministry of Commerce, or the MOC, to engage in the hotel franchising business. In addition, each of our hotels in China is required to obtain a special industry license from the local public security authority and complete fire prevention safety inspection/commitment with the local fire and rescue department, to have hotel operations included in the business scope of its business license, to obtain hygiene permits, and to comply with license requirements and laws and regulations with respect to construction permit, zoning, fire prevention, public area hygiene, food safety, public safety and environmental protection. We are also subject to advertising and other laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Hotel Operation.” If we fail to comply with any applicable construction, hygiene, health and safety, environmental and advertising laws and regulations related to our business, we may be subject to potentially significant monetary damages and fines or the suspension of our operations or development activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses.

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

Owners of our manachised and franchised hotels are subject to these same permit and safety requirements. Although our franchise agreements require these owners to obtain and maintain all required permits or licenses, we have limited control over these owners. Any failure to obtain and maintain the required permits or licenses by any operator of a manachised or franchised hotel may require us to delay opening of the manachised or franchised hotel or to forgo or terminate our franchise agreement, which could harm our brand, result in lost revenues and subject us to potential indirect liability.

Our businesses in Europe and other jurisdictions are subject to similar requirements and the business activities have to comply with various compliance and operational requirements, including inter alia regulations for customer and data protection, as well as regulations with respect to health, safety and fire protection and hygiene requirements. Compliance with these regulations and adaptions to new regulations could potentially disturb our business and lead to additional expenses.

We could suffer impairment losses for our intangible assets.

We had net intangible assets of RMB1,662 million and RMB5,945 million (US$911 million) as of December 31, 2019 and 2020, respectively. Our intangible assets consist primarily of brand names, master brand agreements, non-compete agreements, franchise or manachise agreements and favorable leases acquired in business combinations before the adoption of ASC Topic 842, Leases (“ASC 842”) on January 1, 2019, and our purchased software.

Brand names and master brand agreements are considered to have indefinite lives. We test indefinite life intangible assets at least annually for impairment, and more frequently if events or changes in circumstances indicate that they might be impaired. Our other intangible assets are considered to be finite life intangible assets. We evaluate finite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets, an impairment charge could result.

Due to the COVID-19 outbreak worldwide, we suffered an operating loss for the first quarter of 2020. As the situation is not totally under control and future impacts of the COVID-19 pandemic are highly uncertain, we performed an impairment test regarding all the indefinite life intangible assets as of March 31, 2020 but did not recognize any impairment loss for intangible assets as a result. We performed impairment tests as of June 30, 2020 and September 30, 2020 for the indefinite life intangible assets of legacy DH due to COVID-19 outbreak relapsed in Europe. As the estimated fair value of all the indefinite life intangible assets of legacy DH substantially exceeded its carrying value, no impairment was identified. We performed annual impairment test on November 30, 2020 and did not recognize any intangible assets impairment for legacy DH for the year ended December 31, 2020. Neither did we recognize impairment loss for intangible assets in 2019. However, the extent, magnitude and duration of COVID-19 may change the assumptions and estimates used in the indefinite life intangible assets valuation, which could result in future impairment charges. There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge will have the effect of decreasing our earnings, assets and shareholders’ equity.

We may suffer impairment losses for our goodwill.

We have acquired businesses from time to time, which have resulted in the recognition of goodwill on our financial statements. We had goodwill of RMB2,657 million and RMB4,988 million (US$764 million) as of December 31, 2019 and 2020, respectively. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Factors that could lead to impairment of goodwill include significant adverse changes in the business climate, unanticipated changes in the competitive environment, adverse legal or regulatory actions or developments, changes in clients’ perception and the reputation of our brands, changes in interest rates, unfavorable changes in our stock price and market capitalization, and deterioration in our financial condition.

We did not recognize any goodwill impairment in 2019. For the goodwill of legacy Huazhu, given the impact of COVID-19 on the hotel industry, we concluded that indicators of impairment existed but the goodwill was not impaired as of March 31, 2020. As of November 30, 2020, we updated previous assumptions based on the current economic environment, which was subject to inherent risk and uncertainty in relation to the stay-in-place measures enacted as a result of the COVID-19 pandemic, consumer confidence levels, and the ongoing impact of the COVID-19 pandemic on the hospitality industry. Based on the analysis, we concluded that the goodwill was not impaired as of December 31, 2020. For the goodwill of legacy DH, indicators of impairment existed as of March 31, 2020, June 30, 2020 and September 30, 2020 and legacy DH recorded an impairment of RMB437 million in the third quarter of 2020. As of November 30, 2020, the estimated fair value of the reporting unit exceeded its carrying value and no further impairment of goodwill was recorded for legacy DH as of December 31, 2020. However, as the extent, magnitude and duration of COVID-19 is still uncertain, we may need to change our assumption, which could result in future impairment charges.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels.

Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome, COVID-19 or other epidemics. Since COVID-19 was reported in China in December 2019, the whole world has suffered from the impact of COVID-19. Any prolonged recurrence of such contagious disease or other adverse public health developments in China, Europe and other countries and regions may have a material and adverse effect on our operations. For example, if any of our employees or customers are suspected of having contracted any contagious disease while he or she has worked or stayed in our hotels, we may under certain circumstances be required to quarantine our employees that are affected and the affected areas of our premises. Any contraction by our employees or customers could also affect the safety reputation of the relevant hotels, which in turn could undermine customers’ willingness to stay in such hotels.

In recent years, there have also been reports on the occurrences of avian influenza in various parts of China, Europe and other countries and regions that we operate, including hundreds of confirmed human deaths. Any prolonged recurrence of such contagious disease or other adverse public health developments in China, Europe and other countries and regions that we operate may have a material and adverse effect on our operations. For example, if any of our employees or customers is suspected of having contracted any contagious disease while he or she has worked or stayed in our hotels, we may under certain circumstances be required to quarantine our employees that are affected and the affected areas of our premises.

Losses caused by epidemics, adverse weather conditions, natural disasters and other catastrophes, including earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China, Europe and other countries and regions that we operate. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenues from the hotel. In that event, we might nevertheless remain obligated for any financial commitments related to the hotel.

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

We carry all mandatory and certain optional commercial insurance, including property, business interruption, construction, third-party liability, public liability, product’s liability and employer’s liability insurance for our leased and owned hotel operations. We also require our lessors and franchisees to purchase customary insurance policies. Although we require our franchisees to obtain the requisite insurance coverage through our franchisees management, we cannot guarantee that our lessors will adhere to such requirements. In particular, there are inherent risks of accidents or injuries in hotels. One or more accidents or injuries at any of our hotels could adversely affect our safety reputation among customers and potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. In the future, we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels. We may also encounter disputes with insurance providers regarding payments of claims that we believe are covered under our policies. Furthermore, if we are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our reputation, business, financial condition and results of operations may be materially and adversely affected.

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

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. However, Deutsche Hospitality, which was acquired on January 2, 2020, was excluded from such assessment as it is exempted from the evaluation of the effectiveness of our internal control over financial reporting during the first year of acquisition. We cannot guarantee you that Deutsche Hospitality’s internal control over financial reporting was effective as of December 31, 2020. If there is any material weakness and other control deficiencies identified in Deutsche Hospitality’s internal control over financial reporting in the future, we will need to implement certain measures to address these material weakness and deficiencies. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report as of December 31, 2020. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading prices of our ADSs and/or ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, leased properties, share transfer, employment, non-competition and labor law, fiduciary duties, personal injury, death, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. For example, as of December 31, 2020, we had some pending legal, administrative and arbitration proceedings, including real estate lease terminations and disputes, management agreement disputes and share transfer agreement disputes. Moreover, in the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third- party patents or other third-party intellectual property rights.

We generally are not liable for the willful actions of our franchisees and property owners; however, there is no assurance that we would be insulated from liability in all cases.

Risks Related to Doing Business in China

We are subject to many of the economic and political risks associated with emerging markets due to our operations in China. Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

With global presence, we conduct a substantial portion of our business and operations in China. As the lodging industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount and degree of government involvement and influence on the level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past four decades, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by government control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

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

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, interest rate changes, setting monetary policy and providing preferential treatment to particular industries or companies. Certain measures adopted by the PRC government, such as changes of the People’s Bank of China’s statutory deposit reserve ratio and lending guideline imposed on commercial banks, may restrict loans to certain industries. The State Administration of Foreign Exchange, or “SAFE”, and the relevant Chinese banks where our operating subsidiaries or VIEs in China opened bank accounts may adopt restrictions on the cross-border payment obligations and dividends repatriation made by these subsidiaries or VIEs by way of “window guidance” measures. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business. In addition, these measures may also cause decreased economic activity in China, and, since 2012, the Chinese economy has slowed down. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.1% in 2019, which slowed to 2.3% in 2020. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes

Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.

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

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we are entitled to either by law or contract. However, since PRC administrative and court authorities have significant discretion and no uniform way in interpreting and implementing statutory and contractual terms, it may be more difficult than in other legal systems to evaluate the outcomes of administrative and court proceedings and the level of legal protection we are entitled to. These uncertainties may impede our ability to enforce the contracts we have entered into. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Rapid urbanization and changes in zoning and urban planning in China may cause our leased and owned hotels to be demolished, removed or otherwise affected and our franchise agreements to terminate.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2020, we were obligated to demolish two leased hotels due to local government zoning requirements. In addition, as of December 31, 2020, we were notified by local government authorities that we may have to demolish five additional leased hotels due to local zoning requirements. Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate. In 2020, 14 manachised hotels were demolished due to local government zoning requirements. Similar demolitions, termination of franchise agreements or interruptions of our hotel operations due to zoning or other local regulations could occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

Governmental control of currency conversion may limit our ability to pay dividends in foreign currencies to our shareholders and therefore adversely affect the value of your investment.

We are a company incorporated in the Cayman Islands. Our ability to pay dividends depends upon, among other things, our PRC subsidiaries’ and ability to obtain and remit sufficient foreign currency. Our PRC subsidiaries must present certain documents to SAFE, its authorized branch, or the designated foreign exchange bank, before they can obtain and remit foreign currencies out of the PRC, including evidence that the relevant PRC taxes have been paid. If our PRC subsidiaries, for any reason, fail to satisfy any of the PRC legal requirements for remitting foreign currency, our ability to pay dividends would be adversely affected.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange” for discussions of the principal regulations and rules governing foreign currency exchange in China. We receive a substantial portion of our revenues in RMB. For most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs and ordinary shares, which would adversely affect the value of your investment.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar, Euro, Hong Kong dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies.

A significant portion of our revenues, expenses and financial assets are denominated in the Renminbi. Our reporting currency is Renminbi. The functional currencies of the entities within Deutsche Hospitality include Euro and other currencies such as Swiss Franc. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents and loans denominated in U.S. dollars and Euro, and our investment in equity securities of Accor denominated in Euro. We rely substantially on dividends paid to us by our operating subsidiaries in China and Europe. Any significant depreciation of the Renminbi or Euro against the U.S. dollar may have a material adverse effect on our revenues, and the value of, and any dividends payable on, our ADSs and ordinary shares, when translated into U.S. dollars. If we decide to convert our Renminbi or Euro into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, depreciation of the Renminbi or Euro against the U.S. dollar or Hong Kong dollar would reduce the U.S. dollar or Hong Kong dollar amount available to us. On the other hand, to the extent that we need to convert U.S. dollars or Hong Kong dollar into Renminbi or Euro for our operations, appreciation of the Renminbi or Euro against the U.S. dollar or Hong Kong dollar would have an adverse effect on the Renminbi amount we receive from the conversion. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for discussions of our exposure to foreign currency risks. In summary, fluctuation in the value of the Renminbi in either direction could have a material adverse effect on the value of our company and the value of your investment.

In addition, because we also have operations in Europe (namely, Deutsche Hospitality) with the functional currencies of Euro and other currencies such as Swiss Franc, when the Renminbi appreciates (or depreciates) against these other functional currencies, such as Euro and Swiss Franc, our revenues from these operations could decrease (or increase) when translated into Renminbi. In general, fluctuation in the value of the Renminbi in either direction could result in the fluctuation in the value of our Company and the value of your investment.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and Round-trip Investments by Domestic Residents through Special Purpose Vehicles, or Circular 37, which replaced the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles issued by SAFE in October 2005, or Circular 75. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a ‘‘special purpose vehicle.’’ In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or spin-offs. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Management Policies on Direct Investment, which took effect on June 1, 2015. This notice has amended SAFE Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing, where banks are required to review and carry out foreign exchange registration for offshore direct investments, and SAFE and its branches supervise foreign exchange registration for direct investments indirectly through the banks. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Offshore Financing” for discussions of the registration requirements and the relevant penalties.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC laws and regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain percentage of its after-tax earnings each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2020, a total of RMB771 million (US$118 million) was not distributable in the form of dividends to us due to these PRC regulations. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from offerings of the ADSs, ordinary shares or other securities to make loans or additional capital contributions to our PRC operating subsidiaries and VIEs.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries and VIEs is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of ADSs, ordinary shares or other securities to make loans or additional capital contributions to our PRC operating subsidiaries and VIEs, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations. For example, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement Under the Capital Accounts, or Circular 16, on June 9, 2016. Under Circular 16, registered capital of a foreign-invested company settled in RMB converted from foreign currencies shall be subject to certain limitations prescribed under Circular 16. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans.

Furthermore, any offshore funds that we use to finance our PRC entities, including the net proceeds from the offering of the ADSs, ordinary shares or other securities, are subject to the foreign investment regulations and foreign exchange regulations in the PRC. We may make loans to our PRC entities, but they are subject to approval by or registration with relevant governmental authorities in the PRC. Furthermore, the application of the proceeds under the ADSs, ordinary shares or other securities is subject to the foreign exchange regulations in the PRC. We may also decide to finance our entities by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment, capital contributions to our PRC operating subsidiaries and VIEs is no longer subject to the approval of the PRC Ministry of Commerce or its local branches. Instead, if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be filed and registered with relevant government authorities, including the Ministry of Commerce, or MOFCOM, or its local counterparts, the State Administration for Market Regulation, or SAMR, through the Enterprise Registration System and the National Enterprise Credit Information Publicity System, and SAFE. However, we cannot assure you that the regulations will always remain favorable to us. If the regulations are revised in the future or we fail to complete such registration or obtain such approvals on time, our ability to use the proceeds of the ADSs, ordinary shares or other securities and to capitalize our operations in PRC may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

In February 2012, the SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, which requires PRC individual participants of stock incentive plans to register with the SAFE and to comply with a series of other requirements. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.” We are an offshore listed company and as a result we and the participants of our share incentive plans who are PRC citizens or non-PRC citizens residing in China successively for at least one year, or, collectively, the PRC participants, are subject to Circular 7. While we completed the foreign exchange registration procedures and complied with other requirements according to Circular 7 in June 2012 and April 2019, respectively, we cannot provide any assurance that we or the PRC participants of our share incentive plans have complied or will comply with the requirements imposed by Circular 7. If we or the PRC participants of our share incentive plans fail to comply with Circular 7, we or the PRC participants of our share incentive plans may be subject to fines or other legal sanctions imposed by SAFE or other PRC government authorities and our ability to further grant shares or share options under our share incentive plans to, and to adopt additional share incentive plans for, our directors and employees may be restricted. Such events could adversely affect our business operations.

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

On March 16, 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law, and the PRC State Council subsequently issued the Implementation Regulations of the Enterprise Income Tax Law (the “Implementation Regulations”). The Enterprise Income Tax Law (last amended on December 29, 2018) and its Implementation Regulations (amended on April 23, 2019), collectively the “EIT Law”, provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered resident enterprises and are therefore subject to PRC enterprise income tax at a uniform rate of 25% with respect to their income sourced from both within and outside of China. The Implementation Regulations define the term “de facto management body” as a management body that exercises substantial and overall control and management over the production and operations, personnel, accounting and properties of an enterprise.

On April 22, 2009, the State Taxation Administration, or the “STA” (previously known as State Administration of Taxation, or the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Enterprises Registered Offshore as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, the STA issued Public Announcement [2011] No. 45 in 2011 and Public Announcement [2014] No. 9 in 2014, providing more guidance on the implementation of Circular 82 and clarifying matters including resident status determination, post-determination administration and competent tax authorities. However, the above-mentioned tax circulars apply only to offshore enterprises controlled by PRC enterprises, not those invested in or controlled by PRC individuals, like our company. Currently, there are no further detailed rules or precedents applicable to us regarding the procedures and specific criteria for determining “de facto management body” for a company like us. It is still unclear if the PRC tax authorities would determine that we should be classified as a PRC resident enterprise.

Although we have not been notified that we are treated as a PRC resident enterprise, we cannot assure you that we will not be treated as a resident enterprise under the EIT Law, any aforesaid circulars or any amended regulations in the future. If we are treated as a PRC resident enterprise for PRC enterprise income tax purposes, among other things, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income. Furthermore, if we are treated as a PRC resident enterprise, payments of dividend by us may be regarded as derived from sources within the PRC and therefore we may be obligated to withhold PRC income tax at 10% on payments of dividend on the ADSs or ordinary shares to non-PRC resident enterprise investors. In the case of non-PRC resident individual investors, the tax may be withheld at a rate of 20%.

In addition, if we are treated as a PRC resident enterprise, any gain realized on the transfer of the ADSs and/or ordinary shares by non-PRC resident investors may be regarded as derived from sources within the PRC and accordingly may be subject to a 10% PRC income tax in the case of non-PRC resident enterprises or 20% in the case of non-PRC resident individuals. The PRC income tax on dividends and/or gains may be reduced or exempted under applicable tax treaties between the PRC and the ADS holder's or ordinary share holder’s home country. See “Item 10. Additional Information — E. Taxation — PRC Taxation.”

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments due to political tensions between the United States and China may have a material adverse impact on the trading prices of our ADSs and ordinary shares.

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

As part of a continued regulatory focus in the U.S. on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law by the former President of the United States in December 2020. The HFCA Act requires the SEC to prohibit U.S. trading of securities of foreign companies if such a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, the first of which can be 2021. The HFCA Act would also require companies on the list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings, including disclosure of whether governmental entities in the applicable non-U.S. jurisdiction have a controlling financial interest in the issuer, the names of Chinese Communist Party members on the issuer or the issuer’s operating entity’s board of directors and whether the issuer’s articles contain a charter of the Chinese Communist Party. On March 24, 2021, the SEC adopted interim final amendments, which will become effective 30 days after publication in the Federal Register, to implement congressionally mandated submission and disclosure requirements of the HFCA Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Before any registrant will be required to comply with the interim final amendments, the SEC must implement a process for identifying such registrants. Consistent with the HFCA Act, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in that jurisdiction, and will also require disclosure in a foreign issuer's annual report regarding the audit arrangements of, and government influence on, such registrant.

In addition to legislative action, on June 4, 2020, former President Trump issued a memorandum directing the PWG on Financial Markets, which is chaired by the Secretary of the Treasury and includes the Chairman of the Board of Governors of the Federal Reserve System, the Chairman of the SEC and the Chairman of the Commodity Futures Trading Commission, to discuss and make recommendations regarding the risks faced by U.S. investors from Chinese companies and companies with significant operations in China that are listed on U.S. stock exchanges, which are imposed by Chinese government’s refusal to permit the PCAOB to conduct inspections of auditors in China. In a letter dated July 24, 2020, which was released on August 7, 2020, the PWG responded to the president’s request with a report entitled “Protecting United States Investors from Significant Risks from Chinese Companies,” which includes various recommendations to address issues from countries in which PCAOB is unable to inspect auditors, which it refers to as NCJs. One of the report’s recommendation is to require U.S. exchanges to adopt enhanced listing standards that companies would be required to meet at the time of any new listing or by January 1, 2022 for continued listings. U.S. listed companies that fail to meet these proposed enhanced standards would be subject to delisting and trading suspensions. The recommended listing standards would require that PCAOB have access to work papers of the principal audit firm for the audit of the listed company or, for companies that are unable to satisfy this work papers access standard as a result of governmental restrictions in NCJs, they could instead provide a co-audit from a U.S. PCAOB registered audit firm where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. One of the report’s recommended requirements for such co-audits is that the government of the relevant NCJ would have to permit the U.S. accounting firm working on the co-audit to perform the work and retain the relevant work papers outside of the NCJ. However, because Chinese law prohibits audit firms that operate in China and Hong Kong from releasing certain documentation of Chinese companies without explicit government permission, it is unclear if these requirements would be consistent with Chinese law. The report also includes recommendations for enhanced disclosure requirements for China-based companies and funds exposed to China-based groups, requiring more due diligence on behalf of index providers, and guidance for investment advisers.

Future developments in respect of the issues discussed above are uncertain, including because the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures. However, if any of the administrative proceedings, legislative actions or regulatory changes discussed above were to proceed in ways that are detrimental to China-based issuers, it could cause us to fail to be in compliance with U.S. securities laws and regulations, we could cease to be listed on NASDAQ or another U.S. exchange, and U.S. trading of our shares and ADSs could be prohibited. Any of these actions, or uncertainties in the market about the possibility of such actions, could adversely affect our access to the U.S. capital markets and the prices of our ADSs and ordinary shares and could result in adverse consequences under our outstanding borrowings.

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “Big Four” accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to China Securities Regulatory Commission, or the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

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

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market prices of our ADSs and/or ordinary shares may be adversely affected.

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

Risks Related to Our ADSs, ordinary shares and Our Trading Market

The market prices for our ADSs and/or ordinary shares has been and may continue to be volatile.

The market price for our ADSs has been volatile and has ranged from a low of US$28.91 to a high of US$61.92 on the NASDAQ Global Select Market in 2020. Likewise, the high and low prices of our ordinary shares on the Hong Kong Stock Exchange during in 2020 since our listing on September 22, 2020 were HK$309.00 and HK$484.40, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong S.A.R. and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or ordinary shares. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong S.A.R. and/or the United States and consequently may impact the trading performance of our ADSs and/or ordinary shares. The market price is subject to wide fluctuations in response to various factors, including the following:

●	actual or anticipated fluctuations in our quarterly operating results;
●	changes in financial estimates by securities research analysts;
●	conditions in the travel and lodging industries;
●	changes in the economic performance or market valuations of other lodging companies;
●	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
●	addition or departure of key personnel;
●	fluctuations of exchange rates between the RMB and U.S. dollar, Hong Kong dollar or other foreign currencies;
●	potential litigation or administrative investigations;
●	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs or ordinary shares; and
●	political or market instability or disruptions, pandemics or epidemics and other disruptions to China's economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong S.A.R., Europe or other countries and regions that we operate.

In addition, the market prices for companies with operations in China in particular have experienced volatility that might have been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States and/or in Hong Kong have experienced significant volatility, including, in some cases, substantial declines in the market prices of their securities. The performance of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States and/or Hong Kong, which consequently may impact the performance of our ADSs and ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

The global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large declines in share prices in the United States, China, Hong Kong and other jurisdictions at various times since 2008. These broad market and industry fluctuations may adversely affect the prices of our ADSs and/or ordinary shares, regardless of our operating performance.

An active trading market for our ordinary shares on the Hong Kong Stock Exchange might not be sustained and trading prices of our ordinary shares might fluctuate significantly.

Since our listing in Hong Kong in 2020, our ordinary shares have been actively traded on the Hong Kong Stock Exchange. However, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained. The trading price or liquidity for our ADSs on the NASDAQ Global Select Market and the trading price or liquidity for our ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ordinary shares on the Hong Kong Stock Exchange in the future. If an active trading market of our ordinary shares on the Hong Kong Stock Exchange is not sustained, the market price and liquidity of our ordinary shares could be materially and adversely affected.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect allows certain mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading. If a company’s shares are not considered eligible, they cannot be traded through Stock Connect. It is unclear whether and when the ordinary shares of our company will be eligible to be traded through Stock Connect, if at all. The ineligibility of our ordinary shares for trading through Stock Connect will affect certain mainland Chinese investors’ ability to trade our ordinary shares.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, the market prices and trading volume for our ADSs and/or ordinary shares could decline.

The trading market for our ADSs and/or ordinary shares relies in part on the research and reports that equity research analysts publish about us or our business. We do not control these analysts. If research analysts do not maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs and/or ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ADSs and/or ordinary shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs and/or ordinary shares to decline significantly.

Techniques employed by short sellers may drive down the market prices of the ADSs and/or ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market and significant volatility of the prices of ordinary shares and/or ADSs of the targeted company. We received two short seller reports in September 2020. After receiving those reports, we immediately formed a special investigation committee, hired attorneys and conducted an internal investigation regarding the allegations in the relevant reports. Though we concluded that, subject to our ongoing internal investigations, those unfavorable allegations in the short sellers reports were untrue and without merit, the short seller reports, the volatility in the prices of our ADSs and ordinary shares, our ongoing internal investigations, as well as our responses to regulatory inquiries and relevant institutions, had diverted and could continue to divert our management’s attention. Furthermore, we had spent and could continue to spend a significant amount of resources investigating such allegations, responding to relevant regulatory inquiries and defending ourselves against any potential class action lawsuits. We cannot guarantee that we will not receive such short seller reports in the future. In the event we receive additional short seller reports in the future, our management’s attention could be diverted, which could adversely affect our business operations and administration. We may need to spend a significant amount of time and resources responding to the short selling firms and regulatory inquiries and preparing for or defending against potential class action lawsuits or derivative actions initiated by our investors and shareholders. Additionally, we may also be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable laws of the relevant jurisdictions or issues of commercial confidentiality.

We may need additional capital, and the sale of additional ADSs, ordinary shares or other equity securities could result in additional dilution to our shareholders and the incurrence of additional indebtedness could increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations, and funds available from borrowings under our bank facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2021) will be sufficient to meet our anticipated working capital cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including expansion through leased and owned hotels and any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs and/or ordinary shares could dilute the interests of our shareholders and ADS holders and adversely impact the market prices of our ADSs and/or ordinary shares. As of December 31, 2020, we had approximately 165.1 million ordinary shares outstanding held as ADSs, and approximately 7.1 million nonvested restricted stocks outstanding. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Due to the global outbreak of COVID-19, our business has been significantly impacted and we experienced operating losses in 2020. Our net revenues decreased by 9.1% from RMB11,212 million in 2019 to RMB10,196 million (US$1,563 million) in 2020. We recorded net loss attributable to Huazhu Group Limited of RMB2,192 million (US$336 million) in 2020, compared to net income attributable to Huazhu Group Limited of RMB1,769 million in 2019. As of the date of this annual report, we have obtained the required waiver and will continue to work with all relevant parties to seek waivers wherever required. However, there is no guarantee that we will be able to obtain such waivers in the future when required.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the prices of our ADSs and/or ordinary shares.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs and/or ordinary shares could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. ordinary shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs and/or ordinary shares could be adversely affected.

In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the prices of our ADSs and/or ordinary shares to decline.

Furthermore, we will be required to issue ADSs to holders of our convertible senior notes due 2022, or the 2022 Notes, upon their conversion of the notes. These ADS issuances’ dilutive effect on our existing shareholders’ interests in our Company may not be fully offset by the existing capped call transactions that we entered into in connection with our 2022 Notes. In addition, we have not entered into any hedging transactions to reduce the dilution to our existing shareholders upon the holders’ conversion of our convertible senior notes due 2026, or the 2026 Notes. As a result, the prevailing trading prices of our ADSs and/or ordinary shares could be adversely affected by conversions of these notes.

As our founder and co-founders collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of March 31, 2021, our founder, Mr. Qi Ji, who is also our executive chairman, our chief executive officer and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially own approximately 33.3% of our outstanding ordinary shares on an as-converted basis. See “Item 7. Major Shareholders.” The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs and/or ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs and/or ordinary shares.

Holders of our ADSs may not receive dividends or other distributions on our ordinary shares and may not receive any value for them, if it is illegal or impractical to make them available to these holders.

The depositary of the ADSs has agreed that if it or the custodian receives any cash dividends or other distributions on our ordinary shares or other deposited securities underlying the ADSs, it will pay them to the holders of ADSs after deducting its fees and expenses pursuant to the deposit agreement. The holders of ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary or the custodian is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not practicable to distribute certain property. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that the holders of ADSs may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to these holders. These restrictions may cause a material decline in the value of the ADSs.

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

Except in limited circumstances, the depositary will give us a discretionary proxy to vote our ordinary shares underlying the ADSs if holders of these ADSs do not give voting instructions to the depositary, which could adversely affect the interests of holders of ordinary shares and/or the ADSs.

Under the deposit agreement, the depositary will give us a discretionary proxy to vote the ordinary shares underlying the ADSs at shareholders’ meetings if holders of these ADSs do not give voting instructions to the depositary, unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting may adversely affect the rights of shareholders; or
●	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if holders of ADSs fail to give voting instructions to the depositary, they cannot prevent our ordinary shares underlying their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our public offering and listing in Hong Kong in September 2020 and the trading of our ordinary shares on the Hong Kong Stock Exchange commenced on September 22, 2020 under the stock code “1179.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have been granted a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), the Code on Takeovers and Mergers and Share Buy-backs (the “Takeovers Codes”) and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”). As a result, we will adopt different practices as to those matters, including with respect to the content and presentation of our annual reports and interim reports, as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers. Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), the Takeovers Codes and the SFO, which could result in our needing to undertake additional compliance activities, to devote additional resources to comply with new requirements, and our incurring of incremental compliance costs.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited. The ability of U.S. or Hong Kong authorities to bring actions against us or our management may also be limited.

We are incorporated in the Cayman Islands, and conduct a substantial portion of our business and operations through our subsidiaries in China, the world’s largest emerging market. With the acquisition of Deutsche Hospitality in January 2020, we also operate some of our business in Germany, among other jurisdictions. Most of our officers reside outside the United States and Hong Kong and some or all of the assets of those persons are located outside of the United States and Hong Kong. It may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands, China, Hong Kong or Germany in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside the Cayman Islands, China, Hong Kong or Germany, the laws of the Cayman Islands, China, Hong Kong and Germany may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong, China or Germany. A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with Japan, the United Kingdom, the United States and most other Western countries. There are also uncertainties as to the enforceability in Germany of civil liabilities based on the U.S. federal and state securities laws or Hong Kong laws, either in an original action or in an action to enforce a judgment obtained in U.S. courts or Hong Kong courts (as the case may be). Germany currently does not have a treaty with the U.S. or Hong Kong providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. German courts usually deny the recognition and enforcement of punitive damages as incompatible with the fundamental principles of German law. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, Department of Justice and other U.S. authorities may be limited in their ability to take enforcement actions, including in instances of fraud, against us or our directors and officers in China. In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, are generally uncommon in China.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Act, Cap 22 (Law 3 of 1961, as consolidated and revised) (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and Hong Kong, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States or the courts of Hong Kong. Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States or in Hong Kong.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may increase difficulties you may face in protecting your interests.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ordinary shares and ADSs.

We are subject to Hong Kong and NASDAQ listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the NASDAQ Global Select Market have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ordinary shares and/or ADSs may not be the same, even allowing for currency differences and the ADS ratio. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs in the NASDAQ Global Select Market may not be indicative of the trading performance of the ordinary shares in the Hong Kong Stock Exchange, and vice versa.

Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the NASDAQ Global Select Market. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the ordinary shares underlying the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs, or vice versa, the liquidity and trading prices of our ordinary shares on the Hong Kong Stock Exchange and our ADSs on the NASDAQ Global Select Market may be adversely affected.

The time required for the exchange between ordinary shares and ADSs may be longer than expected and investors may not be able to settle or effect any sale of their securities during this period, and the exchange of ordinary shares into ADSs involves costs.

There is no direct trading or settlement route between the NASDAQ Global Select Market and the Hong Kong Stock Exchange on which our ADSs and the ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange of ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, the release of ordinary shares upon cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences for U.S. Holders of our ADSs or ordinary shares.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes with respect to our 2020 taxable year. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make annual separate determinations each year as to whether we are a PFIC (after the close of each taxable year). The determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other intangible assets (which will depend upon the market prices of our ADSs from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other intangible assets, which may result in our company being or becoming a PFIC for the current or one or more future taxable years. Accordingly, we cannot assure you of our PFIC status for our current taxable year or for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder (as defined herein). For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation Consideration—Passive Foreign Investment Company Rules.”

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

In connection with the public offering of our ordinary shares in Hong Kong in September 2020, or the Hong Kong IPO, we established a branch register of members in Hong Kong, or the Hong Kong share register. Our ordinary shares that are traded on the Hong Kong Stock Exchange, including those issued in the Hong Kong IPO and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these ordinary shares on the Hong Kong Stock Exchange are subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between the NASDAQ Global Select Market and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong S.A.R. and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ADSs or ordinary shares may be affected.

ITEM 4.INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The following table illustrates the key milestones of our history and business development:

Year	Milestone
2005	We launched the first HanTing Hotel in Kunshan, Suzhou.
2008	We launched our budget hotel product, HanTing Hi Inn, which was subsequently rebranded as Hi Inn.
2010	Our ADSs were listed on the NASDAQ Global Selected Market. We launched the first JI Hotel in Shanghai.
2012	We acquired a 51% equity interest in Starway HK, a midscale hotel chain, and expanded our offering to four hotel brands.
We changed our Chinese trade name from “HanTing Hotel Group” to “HuaZhu Hotel Group”.
2013	We acquired the remaining 49% equity interest in Starway HK from C-Travel International Limited.
We adopted the first proprietary cloud-based property management system in China.
2014	We entered into agreements with Accor S.A. (“Accor”) to join forces in the Pan-China region to develop Accor brand hotels and to form an extensive and long-term alliance with Accor.
We offered the first automated self-check-in or check-out kiosks in China, featuring advanced technologies such as facial recognition.
2016	We completed our transaction with Accor. For further details, please refer to the sub-sections headed “Major Acquisitions” and “Strategic Alliance with Accor” in this section.
We adopted a centralized procurement system, leveraging our Internet of Things technology, which allows all hotels across the network to make bulk purchases of hotel supplies.
2017	We completed the acquisition of all of the equity interests in Crystal Orange, which operated hotels under the brands Crystal Orange Hotel and Orange Hotel.
We issued US$475 million of 0.375% convertible senior notes due 2022.
2018	We changed our name to Huazhu Group Limited, or Huazhu.

We completed the acquisition in steps of a majority stake in Blossom Hotel Management, which was engaged in the business of operating and managing hotels under Blossom Hill Hotels & Resorts (currently Blossom House) brand in the upscale market in the PRC.

Year	Milestone
2019

We were a winner of the “2019 CIO 100 Award”, which recognized us as one of the 100 most innovative organizations worldwide that use information technology in innovative ways to deliver business value.

Our H Rewards loyalty program surpassed 150 million members.
We opened our first overseas hotel in Singapore under JI Hotel brand, which we directly operate.
2020

We completed the acquisition of all equity interest in Steigenberger Hotels AG, which was engaged in the business of operating and managing hotels under five brands, namely Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotels, primarily in Europe.

We issued US$500 million of 3% convertible senior notes due 2026.

We completed our global offering and listing on the Hong Kong Stock Exchange. We issued a total of 23,485,450 ordinary shares (including 3,063,300 ordinary shares pursuant to the exercise of over-allotment option) at a public offering price of HKD297 (US$38.31) per ordinary share. Our ordinary shares started to be traded on the Hong Kong Stock Exchange on September 22, 2020.

We completed put right offer relating to the 2022 Notes

Our principal executive offices are located at No. 699 Wuzhong Road, Minhang District Shanghai 201103, People’s Republic of China. Our telephone number at this address is +86 (21) 6195-2011. Our registered office in the Cayman Islands is located at the offices of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 28 Liberty Street, New York, New York 10005.

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

4.B. Business Overview

We are a leading, fast-growing multi-brand hotel group in China with international operations. Our hotels are operated under three different models: leased and owned, franchised, and franchised hotels that we operate under management contracts, which we refer to as “manachised.” We expanded our hotel network from 4,230 hotels as of December 31, 2018 to 6,789 hotels (including 120 hotels under legacy DH) as of December 31, 2020, representing a CAGR of 26.7%. As of December 31, 2020, we had 6,789 hotels in operation, including 753 leased and owned hotels and 6,036 manachised and franchised hotels, with an aggregate of 652,162 hotel rooms. As of the same date, we were developing an additional 2,449 hotels, including 44 leased and owned hotels and 2,405 manachised and franchised hotels.

Brands are the bedrock of our success. In over a decade, we grew from an economy hotel chain to a multi-brand hotel group covering the full spectrum of market segments. Leveraging our consumer insights and our capability to deliver innovative and trend-setting products, we now operate a portfolio of over 20 distinct hotel brands. As an example of our success in brand-building, our mainstay HanTing Hotel brand has become a household name in China, synonymous with a comfortable stay and an affordable price. Our JI Hotel, another established brand, is one of the top-of-mind brands among all midscale hotel brands for consumers in China. Since launching Joya Hotel, our first upscale brand, in 2013, we have further expanded into the upscale market. We have also enlarged our portfolio with international midscale to upscale brands through our strategic alliance with Accor in 2016 and acquisition of Deutsche Hospitality in January 2020. By expanding our brand portfolio, we now offer not only products targeting business travelers, but also brands catering to emerging market trends and customer needs—from weekend getaways to life-enriching experiences. Our lifestyle and resort brand, Blossom House, is particularly popular among leisure travelers.

The table below presents our major hotel brands by category as of the date of this annual report.

Notes:

(1)	Number of hotels in operation as of December 31, 2020: HanTing Hotel (2,780), Ni Hao Hotel (5), Hi Inn (439), Elan Hotel (933), Ibis Hotel (205), Zleep Hotel (14), JI Hotel (1,105), Orange Hotel (320), Starway Hotel (455), Crystal Orange Hotel (114), IntercityHotel (45), Manxin Hotel (61), Mercure Hotel (104), Madison Hotel (22), Joya Hotel (10), Blossom House (28), Steigenberger Hotels & Resorts (49), and MAXX by Steigenberger (5).

(2)	Number of hotels in the pipeline as of December 31, 2020: HanTing Hotel (597), Ni Hao Hotel (74), Hi Inn (91), Elan Hotel (374), Ibis Hotel (47), Zleep Hotel (9), JI Hotel (512), Orange Hotel (174), Starway Hotel (252), Crystal Orange Hotel (66), IntercityHotel (23), Manxin Hotel (47), Mercure Hotel (61), Madison Hotel (42), Joya Hotel (0), Blossom House (23), Steigenberger Hotels & Resorts (7), and MAXX by Steigenberger (4).
(3)	We enjoy exclusive franchise rights in respect of Accor’s Mercure Hotel, Ibis Hotel and Ibis Styles Hotel brands and non-exclusive franchise rights in respect of its Grand Mercure and Novotel Hotel brands in certain regions. In addition, we have exclusive rights to operate, manage, franchise and license hotels under the Jaz in the City brand in certain regions.

We have developed a vast base of loyal and engaged customers under our H Rewards loyalty program. H Rewards covers all of our brands and had more than 169 million members as of December 31, 2020. We engage with program members through multiple online and offline touch points to personalize their lodging experiences and foster strong and long-lasting relationships that inspire loyalty to our brands. H Rewards is a powerful distribution platform, enabling us to conduct lower-cost, targeted marketing campaigns and maintain a high percentage of direct sales to customers. In 2020, approximately 74% of our room-nights were sold to customers who were individual or corporate H Rewards members in legacy Huazhu.

We have developed industry-leading, proprietary technology infrastructure that enhances customer experience, increases our operational efficiency, and supports our fast growth. The core of this infrastructure is a comprehensive suite of modularized applications, including a cloud-based property management system and centralized reservation, procurement and revenue management systems. Leveraging our operational experience and technological capabilities, we have built a centralized shared service center and realized the economies of scale made possible through our enormous hotel operations. We have also undertaken a series of industry-first digitalization initiatives to optimize our hotels’ operational efficiency and cost structure and operate “smart” hotels. Our digital transformation initiative, the “Easy” series, has increased the speed and efficiency of our hotels’ entire business processes, from the moment a reservation is made until a guest checks out.

Leveraging our strong brand recognition, massive member traffic, and robust technology infrastructure, we have pioneered a business operating system designed to enhance hotel operations across all fronts. Our business operating system is the result of our years of industry know-how, and it includes innovative ideas that are first tested and refined by our leased and owned business. Subsequently, these ideas can be “plugged-and-played” by our franchisees with confidence, thus allowing us to effectively expand our hotel network in an asset-light manner. We added a net 2,559 hotels (including 120 hotels under legacy DH) from December 31, 2018 to December 31, 2020, 97.9% of which were manachised and franchised hotels. Apart from receiving franchise fees for these hotels, we also share our technology infrastructure and our vast customers base with our franchisees. In addition to extending our expertise to our manachised and franchised hotels, we can also monetize our core competencies by offering standardized and tailored SaaS and IT solutions to other hotel operators, real estate companies and service apartment providers. We believe that our distinct approach to hospitality has helped us establish a highly differentiated business model that balances scale, quality and returns.

We have recorded outstanding financial performance in recent years, although our financial performance was adversely affected by COVID-19 in 2020. Our net revenue was RMB10,063 million, RMB11,212 million and RMB10,196 million (US$1,563 million) in 2018, 2019 and 2020, respectively. We had net income attributable to Huazhu Group of RMB716 million and RMB1,769 million in 2018 and 2019, respectively. We recorded net loss attributed to Huazhu Group of RMB2,192 million (US$336 million) in 2020. Our adjusted EBITDA (non-GAAP) amounted to RMB3,269 million, RMB3,349 million and negative RMB244 million (US$35 million) in 2018, 2019 and 2020, respectively, and our net cash provided by operating activities amounted to RMB3,049 million, RMB3,293 million and RMB609 million (US$93 million) in these respective periods.

Beginning from the first quarter of 2020, we have been negatively impacted by COVID-19. However, we have experienced recovery outperforming the industry since March 2020. As of December 31, 2020, approximately 99% of legacy Huazhu’s hotels (excluding hotels under governmental requisition) had resumed operations with an occupancy rate of approximately 71.0% as of December 31, 2020, while approximately 85% of legacy DH’s hotels had resumed operations with an occupancy rate of approximately 34.8%. We believe that our core competencies and proven business model well-position us to increase our share in the expanding global lodging industry and continue to deliver encouraging financial performance.

Our Hotel Network

We operate hotels under lease and ownership, manachise and franchise models. Under the lease and ownership model, we directly operate hotels located primarily on leased properties, as well as on owned properties. Under the manachise model, we manage manachised hotels through the on-site hotel managers we appoint and collect fees from franchisees. Under the franchise model, we collect fees from franchisees but do not appoint on-site hotel managers. We have adopted a disciplined return-driven development model aimed at achieving high growth and profitability and applied consistent operational and quality standards across all of our hotels.

Our hotel network has grown rapidly. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020(1)
Leased and owned hotels	243	344	465	565	611	624	624	671	699	688	753
Manachised hotels	195	295	516	835	1,376	2,067	2,471	2,874	3,309	4,519	5,746
Franchised hotels	—	—	54	25	8	80	174	201	222	411	290
Total	438	639	1,035	1,425	1,995	2,763	3,269	3,746	4,230	5,618	6,789
(1)	Include 72 leased hotels, 28 manachised hotels and 20 franchised hotels operated by Deutsche Hospitality.

As of December 31, 2020, our hotel network covered 6,789 hotels spanning 464 cities in 32 provinces and municipalities across the greater China region (including Taiwan) and 15 other countries, and we also had a pipeline of hotels in these countries and regions. As of December 31, 2020, we had an additional 2,449 leased and owned as well as manachised and franchised hotels under development.

The following table sets forth a summary of all of our hotels by geographic region as of December 31, 2020.

				Leased and	Manachised and
				Owned Hotels	Franchised
	Leased and	Manachised	Franchised	Under	Hotels Under
	Owned Hotels(2)	Hotels(3)	Hotels(3)	Development(4)	Development(4)
Greater China:
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	245	1,338	90	5	330
Others (including Taiwan)(5)	435	4,379	181	13	2,063
Subtotal	680	5,717	271	18	2,393
Outside Greater China:
Europe	72	15	11	26	4
Other countries(6)	1	14	8	0	8
Subtotal	73	29	19	26	12
Total	753	5,746	290	44	2,405
(1)	The data in this table include hotels under governmental requisition and hotels temporarily closed following the outbreak of COVID-19. As of December 31, 2020, we had 74 hotels under governmental requisition in China, as well as 225 hotels temporarily closed (including 18 hotels of Deutsche Hospitality, which we acquired in January 2020).
(2)	Include 72 leased hotels operated by Deutsche Hospitality and 681 leased and owned hotels operated by the rest of our Group.
(3)	Include 48 manachised and franchised hotels operated by Deutsche Hospitality and 5,988 manachised and franchised hotels operated by the rest of our Group.
(4)	Include hotels for which we have entered into binding leases, purchase agreements of land use right or property, or franchise agreements but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.
(5)	For our hotels in operation, include 459 cities across 30 provinces (including Taiwan); for our hotels under development, include 396 cities across 30 provinces (including Taiwan).
(6)	For our hotels in operation, include Tunisia, Egypt, the UAE, Oman, Saudi Arabia, Singapore and Mongolia; for our hotels under development, include Qatar, Cape Verde, Thailand, Oman, the UAE, Egypt and India.

The following table sets forth the status of our hotels under development as of December 31, 2020.

	Pre-conversion	Conversion
	Period(1)	Period(2)	Total
Leased and owned hotels	34	10	44
Manachised and franchised hotels	1,122	1,283	2,405
Total	1,156	1,293	2,449
(1)	Includes hotels for which we have entered into binding leases or franchise agreements but of which the property has not been delivered by the respective lessors or property owners, as the case may be. The inactive projects are excluded from this list according to management judgment.
(2)	Includes hotels for which we have commenced conversion activities but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

Among the 44 leased and owned hotels under development as of December 31, 2020, we had 34 leased and owned hotels during pre-conversion period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and had ten leased and owned hotels during conversion period, for which we have commenced conversion activities but that have not yet commenced operations. The anticipated completion dates for these leased and owned hotels during conversion period range from January 2021 to September 2021. Total budgeted development costs for these leased and owned hotels during conversion period, which primarily include construction costs for leasehold improvement and the furniture and equipment for hotel operation, were RMB376 million (US$58 million), of which RMB261 million (US$40 million) was incurred as of December 31, 2020. The average development costs per square meter for completed leased and owned hotels in 2020 were approximately RMB3,000 (US$460). The franchisees are responsible for development costs for our manachised hotels and franchised hotels.

The reasons for hotel closures typically include property-related matters (such as rezoning and expiry of leases), hotel operation quality or results not meeting our requirements, and other commercial reasons.

In addition to hotels permanently closed as presented above, due to the impact of COVID-19, we also had a large number of hotels in China temporarily closed in the first quarter of 2020. The number of these temporarily-closed hotels under legacy Huazhu declined from the peak of over 2,000 hotels in February 2020 to 207 hotels as of December 31, 2020 (out of a total of 6,667 hotels as of the same date), all of which were in China. As of December 31, 2020, approximately 99% of legacy Huazhu's hotel (excluding hotels under governmental requisition) had resumed operations. During the first quarter of 2020, Chinese governmental authorities also requisitioned accumulatively 610 of our hotels in various locations for the accommodation of medical support workers and for quarantine purposes in relation to COVID-19. As of December 31, 2020, we still had 74 hotels under governmental requisition in China. As COVID-19 spreads globally, the hotel operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. Local governments in Europe imposed travel restrictions and lockdowns to contain the spread of COVID-19, and as a result, a number of our Deutsche Hospitality hotels were temporarily closed. As of December 31, 2020, 18 of the 120 hotels of Deutsche Hospitality were temporarily closed.

Leased and owned hotels

As of December 31, 2020, we had 753 leased hotels and 7 owned hotels, accounting for approximately 11.1% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 30 years. We generally enjoy an initial two- to six-month rent-free period. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. We generally pay fixed rent on a monthly, quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase on rent every three to five years or, for Deutsche Hospitality's hotels, generally annual adjustments based on consumer price index levels. Our leases usually allow extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. To mitigate the impact of COVID-19, we have been negotiating with landlords to reduce or delay our rental payment.41 of our leases expired in 2020, among which 20 were renewed, 8 were converted to manachised and franchised hotels and 13 were terminated.

The following table sets forth the number of our leases for hotels in operation and under development that were expected to expire in the periods indicated as of December 31, 2020.

Number of
Leases
2021	45
2022	65
2023	50
2024	58
2025	53
2026-2028	195
2029-2031	111
2032 and onward	211
Total	788

Manachised and Franchised Hotels

As of December 31, 2020, we had 5,746 manachised hotels and 290 franchised hotels, accounting for approximately 84.6% and 4.3%, respectively, of our hotels in operation. Our franchisees lease or own their hotel properties and are responsible for the costs of developing and operating the manachised or franchised hotels, including constructing and renovating the hotels according to our standards, and all of the hotel operating expenses. We impose the same standards on all of our manachised and franchised hotels to ensure product quality and consistency across our hotel network. Our franchisees are not allowed to sub-franchise hotels under our brands to any third party. We collect fees from the franchisees of our manachised and franchised hotels and do not bear any loss incurred or otherwise share any profit realized by our franchisees. We believe that the manachise and franchise models have enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

Manachised hotels

We manage our manachised hotels and impose the same standards on all manachised hotels as our other hotels to ensure product quality and consistency across our hotel network. For our manachised hotels under legacy Huazhu, our manachise agreements typically have the following terms:

Scope of service: We authorize a manachised hotel to use our relevant brand name, logo and relevant trademarks. The franchisee is responsible for the hotel’s construction, renovation and maintenance. We provide guidance to the franchisee on the construction or renovation of the hotel and require the hotel to meet our standards before approving it to commence operations. We appoint and train hotel managers who are responsible for hiring hotel staff and managing daily operations of our manachised hotels. We also provide our franchisees with services such as central reservation, sales and marketing support, technology support, quality assurance inspections and other operational support and information.

Fees collected: we generally charge our franchisees an upfront franchise fee typically ranging between RMB80,000 and RMB1,000,000 per hotel, as well as a monthly franchise fee of approximately 3% to 6.5% of the gross revenues generated by each manachised hotel. In addition, we collect from franchisees a reservation fee for using our central reservation system and a membership registration fee for customers who join our H Rewards (previously known as HUAZHU Rewards) loyalty program at the manachised hotels. We also charge system maintenance and support fees and other IT service fees from our franchisees for sharing our technology infrastructure with our manachised hotels. Furthermore, we employ and appoint hotel managers for the manachised hotels and charge franchisees for a manager fee on a monthly basis.

Term of service: our franchise and management agreements for our manachised hotels typically run for an initial term of eight to ten years, and may be extended upon mutual agreement between us and the franchisee three months prior to the expiration of the franchise and management agreements.

Termination: we typically have the right to early terminate the franchise and management agreements immediately, if the franchisee commences operations without our approval, goes bankrupt, suspends operation for a specified period, interferes in our appointed manager’s management of the hotel, or violates applicable laws and regulations that result in harm to our brand, among others. We are also entitled to terminate these agreements in case of material breaches of the agreements by the franchisee, if the franchisee fails to rectify within a grace period. In all of these circumstances, we can keep the franchise fee and franchise deposit collected and claim liquidated damages from the franchisee.

For our manachised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a management fee consisting of a base fee of 0.5% to 3.5% of the hotel’s turnover and an incentive fee of 6% to 10% of the hotel’s adjusted gross operating profit. Deutsche Hospitality participates in the distribution of the manachised hotel’s profit, and charges a marketing fee for a few manachised hotels. General manager compensation of a manachised hotel, including salaries, social security contribution, and various benefits and bonuses, is borne by the manachised hotel. For some manachised hotels outside Germany, Deutsche Hospitality further charges a license fee of approximately 0.5% to 1% of the hotel’s turnover. The term of service for our manachised hotels under Deutsche Hospitality is typically 15 to 20 years. We are gradually adapting the terms of Deutsche Hospitality’s franchise and management agreements to be similar to those of our other manachised hotels.

Franchised hotels

We do not appoint hotel managers for our franchised hotels and do not manage their daily operations. We apply the same standards to our franchised hotels as our other hotels. For our franchised hotels under legacy Huazhu, the terms of the franchise agreements are subject to negotiation with individual hotel owners, while they generally have the following terms:

Scope of service: the services that we provide to franchised hotels are similar to those we provide to manachised hotels, except that we do not appoint managers and do not provide management services to the franchised hotels.

Franchise fee: we charge our franchised hotels fees on generally the same terms as our manachised hotels, except that we do not appoint hotel managers to our franchised hotels and thus do not charge these hotels hotel manager fee on a monthly basis.

Term of service: our franchise agreements for our franchised hotels typically run for an initial term of eight to ten years, and may be extended upon mutual agreement between us and the franchisee three months prior to the expiration of the franchise agreements.

Termination: our rights to terminate the franchise agreements for our franchised hotels are similar to those for our manachised hotels.

For our franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 4.0% of the hotel’s gross room revenue or turnover. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR4,000 to EUR100,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee in older contracts) and a license fee. The term of service for our franchised hotels under Deutsche Hospitality is typically ten to 15 years. We are gradually adapting the terms of Deutsche Hospitality’s franchise agreements to be similar to those of our other franchised hotels.

Our Products

As of the date of this annual report, we have hotels in operation or under development under the following brands , which are designed to target distinct segments of customers:

●	Economy hotel brands: HanTing Hotel, Ni Hao Hotel, Hi Inn, Elan Hotel, Zleep Hotels and Ibis Hotel;
●	Midscale hotel brands: JI Hotel, Orange Hotel, Starway Hotel, and Ibis Styles Hotel;
●	Upper midscale hotel brands: Crystal Orange Hotel, IntercityHotel, Manxin Hotel, Mercure Hotel, Madison Hotel and Novotel Hotel; and
●	Upscale hotel brands: Joya Hotel, Blossom House, Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, and Grand Mercure.

We have entered into brand franchise agreements with Accor and enjoyed exclusive franchise rights in respect of Mercure Hotel, Ibis Hotel and Ibis Styles Hotel in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of Grand Mercure and Novotel Hotel in the PRC, Taiwan and Mongolia. Through our acquisition of Deutsche Hospitality, we have obtained exclusive rights to construct, operate, manage, franchise and license hotels under the Jaz in the City brand in China, South East Asia, Japan, South Korea and Europe subject to certain exceptions, and non-exclusive rights to operate, manage, franchise and license certain hotels under the Jaz in the City brand in certain other countries and regions, such as Tunisia, Cape Verde, the UAE and Egypt.

We believe that our multi-brand strategy provides us with a competitive advantage to open more hotels in attractive markets, capture a wider range of customers with evolving lodging preferences and needs, and achieve greater economies of scale through shared platforms.

Economy Hotel Brands

HanTing Hotel

Launched in 2005, HanTing Hotel is our economy hotel product with the value proposition of “Quality, Convenience and Value.” HanTing Hotels also includes hotels we previously marketed under the name of Hanting Premium Hotels. These hotels are typically located in areas close to major business and commercial districts. The HanTing Hotel targets knowledge workers and value- and quality-conscious travelers. These hotels are equipped with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. As of December 31, 2020, we had 2,780 HanTing Hotels in operation and an additional 597 HanTing Hotels under development.

Ni Hao Hotel

Ni Hao Hotel is our economy hotel product targeting young customers. By digitalizing and standardizing independent hotels, it helps improve their operational efficiency while maintaining their individual features. Ni Hao Hotels provide clean and comfortable lodging experiences to the guests at affordable prices. As of December 31, 2020, we had five Ni Hao Hotels under development and had 74 Ni Hao Hotel in operation.

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inns target rational and price-conscious travelers. These hotels offer compact rooms with comfortable beds and shower facilities and complimentary wireless Internet access throughout the premises. These hotels provide basic and clean accommodations. As of December 31, 2020, we had 439 Hi Inns in operation and an additional 91 Hi Inns under development.

Elan Hotel

In September 2014, we launched Elan Hotel. Elan Hotel is our economy hotel product committed to improving the operating efficiency of individual micro, small- and medium-sized economy hotels. With the continuing upgrade of accommodations and services, these hotels provide a high quality experience for young customers. As of December 31, 2020, we had 933 Elan Hotels in operation and an additional 374 Elan Hotels under development.

Ibis Hotel

Ibis Hotel is an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment. It created the revolutionary bedding concept Sweet Bed by Ibis Hotel, and features welcoming, designer common areas and ibis kitchen, the modern food and beverage offer. As of December 31, 2020, we had 205 Ibis Hotels in operation and an additional 47 Ibis Hotels under development.

Zleep Hotels

Zleep Hotels, our economy hotel brand, is a well-known and successful hotel brand in Scandinavia offering service and design at a great rate. As of December 31, 2020, we had 14 Zleep Hotels in operation and an additional nine Zleep Hotels under development.

Midscale Hotel Brands

JI Hotel

JI Hotel is a midscale brand that we launched in 2010, typically located in city centers or central business districts. These hotels target travelers who seek a quality experience in hotel stays. JI Hotels offer rooms with quality comparable to three- to four-star rated hotels, but are priced at competitive rates. In addition, these hotels offer complimentary wireless Internet access throughout the premises, spacious lobbies with laser printers, computers, free drinks, and a cafe serving breakfast and simple meals. As of December 31, 2020, we had 1,105 JI Hotels in operation and an additional 512 JI Hotels under development.

Orange Hotel

Orange Hotel, previously marketed under two brand names: Orange Hotel and Orange Select Hotel, is our midscale hotel brand. These hotels are mini versions of our Crystal Orange Hotels with advanced sound-proof design. As of December 31, 2020, we had 320 Orange Hotels in operation and an additional 174 Orange Hotels under development.

Starway Hotel

Starway Hotel, our midscale brand, varies in the hotels’ designs and targets middle class travelers who seek a spacious room, reasonable price and guaranteed quality. Starway Hotels offer rooms with quality comparable to three- to four-star rated hotels, but are priced at competitive rates. In addition, these hotels typically offer complimentary Internet access throughout the premises, spacious lobbies and meeting areas with complimentary tea and coffee. As of December 31, 2020, we had 455 Starway Hotels in operation and an additional 252 Starway Hotels under development.

Ibis Styles Hotel

Ibis Styles Hotel is a midscale brand that offers comfortable, designer hotels typically located in city centers or close to activity centers. The brand’s distinctive all-inclusive package includes the room, all-you-can-eat breakfast buffet and broadband Internet connection, plus a host of little extras. As of December 31, 2020, we had 69 Ibis Styles Hotels in operation and an additional 22 Ibis Styles Hotels under development.

Upper Midscale Hotel Brands

Crystal Orange Hotel

Crystal Orange Hotel is our upper midscale hotel brand featuring boutique design hotels. These hotels are equipped with advanced, four-star standard facilities, including free high-speed wireless internet access, intelligent lighting system, wireless speakers and sound-proof design. As of December 31, 2020, we had 114 Crystal Orange Hotels in operation and an additional 66 Crystal Orange Hotels under development.

IntercityHotel

IntercityHotel is our upper midscale urban hotel brand targeting business travelers. The hotels of IntercityHotel are usually located within walking distance of train stations or airports. As of December 31, 2020, we had 45 IntercityHotels in operation and an additional 23 IntercityHotels under development.

Manxin Hotel

Manxin Hotel was launched as an upper midscale brand of resorts in October 2013, and was previously branded as Manxin Hotel & Resorts. Nowadays Manxin Hotel has become a brand with city hotels and resorts. These hotels are typically located in city centers or business districts and holiday resort areas. Manxin Hotels offer high quality rooms, intelligent service system, rich breakfast, lunch, afternoon tea, dinner and even coffee and drinks. Moreover, Manxin Hotel is aimed at bringing the guests a distinct experience by presenting amazing space design and offering attractive activities. Live Lively is Manxin Hotel’s proposition. As of December 31, 2020, we had 61 Manxin Hotels in operation and an additional 47 Manxin Hotels under development.

Mercure Hotel

Mercure Hotel is an upper midscale hotel brand that combines the strength of an international network with a strong quality commitment with the warm experiences of hotels that are rooted in their local community, targeting business and leisure travelers around the world. These hotels are typically located in city centers, by the sea or in the mountains. As of December 31, 2020, we had 104 Mercure Hotels in operation and an additional 61 Mercure Hotels under development.

Madison Hotel

We launched our new upper midscale hotel brands Madison Hotel and Grand Madison Hotel in 2019, which are committed to offering guests a classic lodging experience. In 2020, we merged the Grand Madison Hotel brand into the Madison Hotel brand. These hotels target business and leisure guests with high lodging standards and desire to understand more of the cities they are traveling in, and offer comfortable accommodations, functional furnishings and facilities, and high-quality services. As of December 31, 2020, we had 22 Madison Hotels in operation, and an additional 42 Madison Hotels under development.

Novotel Hotel

Novotel is an upper midscale brand that provides a multi-service offering for both business and leisure guests, with spacious, modular rooms, 24/7 catering offers with balanced meals, meeting rooms, attentive and proactive staff, kid areas, multi-purpose lobbies and fitness centers. These hotels are typically located in the heart of major international cities, business districts and tourist destinations. As of December 31, 2020, we had 12 Novotel Hotels in operation and an additional 14 Novotel Hotels under development.

Upscale Hotel Brands

Joya Hotel

In December 2013, we launched our upscale brand Joya Hotel. These hotels are typically located in areas close to major business and commercial districts in first- and second-tier cities and target affluent travelers and corporate events. Joya Hotel is designed for guests to enjoy all-inclusive services, including complimentary breakfast, afternoon tea, healthy snacks, mini bar free drinks, gym, automatic massage cabins and other premium services. The rooms are equipped with high-speed fiber access, full wireless coverage and Bluetooth speakers. As of December 31, 2020, we had ten Joya Hotels in operation.

Blossom House

Blossom House, previously branded Blossom Hill Hotels & Resorts, is our upscale lifestyle and resort band targeting affluent travelers. Most of Blossom House hotels are located near typical scenic spots. As of December 31, 2020, we have 28 Blossom House hotels in operation and an additional 23 Blossom House hotels under development.

Steigenberger Hotels & Resorts

Steigenberger Hotels & Resorts is our upscale lifestyle and resort brand targeting affluent travelers. The Steigenberger Hotels & Resorts hotels are typically located in historic traditional buildings and lively city residences, and offer health and beauty oases set at the very heart of nature. As of December 31, 2020, we had 49 Steigenberger Hotels & Resorts in operation and an additional 7 Steigenberger Hotels & Resorts under development.

MAXX by Steigenberger

MAXX by Steigenberger, our upscale conversion hotel brand, is a new, charismatic concept and focuses on creating a warm, feel-good atmosphere in all destinations. As of December 31, 2020, we had five MAXX by Steigenberger hotels in operation and four MAXX by Steigenberger hotel under development.

Jaz in the City

Jaz in the City is our upscale lifestyle brand. Jaz in the City branded hotels reflect metropolitan lifestyle and draw upon the local music and cultural scene. As of December 31, 2020, we have two Jaz in the City hotels in operation and an additional two Jaz in the City hotels under development.

Grand Mercure

Grand Mercure is a brand that offers an upscale network of hotels and apartments that combine local culture with world-class services. With hotels that are uniquely adapted to each market, the brand helps guests “discover a new authentic”. As of December 31, 2020, we had seven Grand Mercure Hotels in operation and additional seven Grand Mercure Hotels under development.

Hotel Development

We mainly use the manachise and franchise models to expand our network in a less capital-intensive manner. We also lease the properties of the hotels we operate. Other than the properties we acquired as part of our strategic alliance with Accor in 2016, and from our acquisition of Blossom Hotel Management, we typically do not acquire properties ourselves, as owning properties is generally much more capital intensive. We have adopted a systematic process with respect to the planning and execution of new development projects. Our development department analyzes economic data by city, field visit reports and market intelligence information to identify target locations in each city and form a three-year development plan for new hotels on a regular basis. The plan is subsequently reviewed and approved by our investment committee. Once a property is identified in the targeted location, staff in our development department analyzes the business terms and formulates a proposal for the project. In the case of a lease opportunity, the investment committee evaluates each proposed project based on several factors, including the length of the investment payback period, the rate of return on the investment, the amount of net cash flow projected during the operating period and the impact on our existing hotels in the vicinity. When evaluating potential manachising and franchising opportunities, the investment committee considers the attractiveness of the location as well as additional factors such as quality of the prospective franchisee and product consistency with our standards. Our investment committee weighs each investment proposal carefully to ensure that we can effectively expand our coverage while concurrently improving our profitability.

The following is a description of our hotel development process.

Manachised and franchised hotels

We open manachised and franchised hotels to expand our geographical coverage or to further penetrate in our existing markets. Manachised and franchised hotels provide us valuable operating information in assessing the attractiveness of new markets, and supplement our coverage in areas where the potential franchisees can have access to attractive locations by leveraging their own assets and local network. As is the case with leased and owned hotels, we generally look to establish manachised and franchised hotels near popular commercial and office districts that tend to generate stronger demand for hotel accommodations. Manachised and franchised hotels must also meet specified criteria in connection with the infrastructure of the building, such as adequate water, electricity and sewage systems.

We typically source potential franchisees through word-of-mouth referrals, applications submitted via our website and industry conferences. Some of our franchisees operate several of our manachised and franchised hotels. In general, we seek franchisees who share our values and management philosophies.

We typically supervise the franchisees in designing and renovating their properties pursuant to the same standards required for our leased and owned hotels, and provide assistance as required. We also provide technical expertise and recommend pre-selected qualified suppliers to our franchisees. In addition, we appoint or train hotel managers and help train other hotel staff for our manachised hotels to ensure that high quality and consistent services are provided throughout all our hotels.

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

Hotel Management

Our management team has accumulated significant experience with respect to the operation of hotels. Building on this experience, our management team has developed a robust operational platform for our nationwide operations, implemented a rigorous budgeting process, and utilized our real-time information systems to monitor our hotel performance. We believe these systems are critical in maximizing our revenues and profitability. The following are some of the key components of our hotel management infrastructure:

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

Pricing. The room rates of our leased and owned hotels as well as manachised hotels are determined using a centralized RMS. We adjust room rates regularly based on seasonality and market demand. We also adjust room rates for certain events, such as the China Import and Export Fair held twice a year in Guangzhou, the World Expo in Shanghai in 2010 and public health events such as COVID-19. Room rates for our franchised hotels are determined by the franchisees based on local market conditions.

Monitoring. Through our cloud-based property management system, we are able to monitor each hotel’s occupancy status, average daily room rates, RevPAR and other operating data on a real-time basis. Real-time hotel operating information allows us to adjust our sales efforts and other resources to rapidly capitalize on changes in the market and to maximize operating efficiency.

Centralized cash management. Our leased and owned hotels deposit cash into our central account several times a week. We also generally centralize all payments for expenditures. Our manachised and franchised hotels manage their cash separately.

Centralized procurement. We have implemented a centralized procurement system to cope with our large procurement requirements. Given the scale of our hotel network and our centralized procurement system, we have the purchasing power to secure favorable terms from suppliers for all of our hotels.

Quality assurance. We have formed detailed brand standards on hotel facilities and interior decoration for us and our franchisees to follow. We have also developed an operating manual to which our staff closely adhere to ensure the consistency and quality of our customer experience. We conduct periodic internal quality checks of our hotels to ensure that our operating policies and procedures are followed. We also engage “mystery guests” from time to time to ensure that we are providing consistent quality services. Furthermore, we actively solicit customer feedback by conducting outbound e-mail surveys and monitor comments posted on our website and third-party websites.

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our HuaZhu University, previously known as HanTing College, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. A substantial number of our hotel managers have received training completion certificates. Our HuaZhu University has prepared a new-hire training package to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. In 2020, our hotel-based staff and corporate staff on average received approximately 68 and 48 hours of training, respectively.

Technology Infrastructure and Digitalization

We have successfully developed and implemented an advanced proprietary and scalable group-level technology infrastructure, as well as complete suite of hotel-level digital transformation initiatives. They cover our hotel operations by leveraging advanced technologies such as algorithms, big data analytics, data mining, AI, machine learning and IoT. These facilities enable us to improve the efficiency of our operations, make timely decisions and enhance our profitability.

Following our acquisition of Deutsche Hospitality, we rolled out a 500-day IT integration plan to empower the digitalization of Deutsche Hospitality and will ultimately deploy our in-house developed applications to Deutsche Hospitality to improve its operational efficiency and enrich its customer experiences. As part of the integration plan, we also extended our H Rewards loyalty program to Deutsche Hospitality’s hotels in July 2020.

The following discusses certain key aspects of our technology infrastructure as well as our digitalization initiatives:

Technology Infrastructure

Customer relationship management (CRM) system. Our integrated CRM system maintains information of our H Rewards members, including their reservation and consumption history and pattern, points accumulated and redeemed, and prepayment and balance. By closely tracking and monitoring member information and behavior, we are able to better serve the members of our loyalty program and offer targeted promotions to enhance customer loyalty. The CRM system also allows us to monitor the performance of our corporate client sales representatives.

Central reservation system (CRS). We have an around-the-clock, real-time central reservation system available 24 hours a day, seven days a week. Our central reservation system allows reservations through multiple channels including our website, mobile apps, call center, third-party travel agents and online reservation partners. The real-time inventory management capability of the system improves the efficiency of reservations, enhances customer satisfaction and maximizes our profitability.

Centralized revenue management system (RMS). Our RMS is the first in-house developed, large scale, fully automated RMS in China’s hotel industry. Powered by in-house developed algorithms and AI, our RMS automatically adjusts room rates of all hotels within our hotel network (including directly operated hotels, manachised hotels and franchised hotels) in a centralized manner at the group level or the business unit level, based on the historical operating performance of each hotel, our competitors’ room rates and local market conditions within minutes, effectively optimizing the hotel’s average daily room rates and occupancy levels. We believe our centralized pricing system enhances our ability to adjust room rates in a timely fashion with a goal of optimizing average daily room rates and occupancy levels across our network.

Centralized procurement system (CPS). Leveraging Internet of Things (“IoT”) technology, our CPS is one of the first and one of the largest centralized procurement systems in China’s lodging industry in terms of total purchase. Our CPS has enabled us to efficiently manage our operating costs, especially with respect to supplies used in large quantities, and allows all hotels across our network to make bulk purchases of hotel supplies at the same time.

Digitalization Initiatives

Cloud-based property management system (Cloud-PMS). A property management system, or PMS, is a hotel management software suite that hotel managers and front desk staff use to manage every hotel’s daily business operations. Our Cloud-PMS is a cloud-based, hotel-level application that is empowered by, and seamlessly integrated with, our centralized technology infrastructure (which is comprised of our RMS and other group-level modules). Unlike onsite-PMSs which require significant upfront hardware investment and are costly and time-consuming to upgrade, our cloud-based PMS is highly scalable and enables the simultaneous launch of new services across all of our hotels. This system enables each hotel within our network to efficiently and cost-effectively manage its room inventory, reservations and pricing on its own on a real-time basis through an Internet browser, which in turn optimizes each hotel’s occupancy rate, average daily room rates and revenues generated per available room, or RevPAR. The system is designed to enable us to enhance our profitability and compete more effectively by integrating with our CRS and CRM. We believe our Cloud-PMS has enabled our management to more effectively assess the performance of our hotels on a timely basis and to efficiently allocate resources and effectively identify specific market and sales targets.

“Easy” series. We have implemented an “Easy” series digital system to improve our hotel’s operating efficiency. For example, our “Easy House Keeping” digital system, which is the first of its kind in the industry, streamlines and digitizes various hotel housekeeping processes, including room cleaning, room status update and maintenance, which in turn reduces the time between check-out and check-in of a hotel room, increasing hotel room turnover efficiency. This system features an in-house developed, designated mobile application which automatically assigns cleaning or maintenance staff to a room that requires cleaning or repairs. In addition, our “Easy Invoicing” digital system greatly simplifies the check-out process for business travelers.

Self-check-in/out kiosks. Our user-friendly, patented self-check-in/out kiosks, featuring advanced technologies such as facial recognition, offer a completely automated replacement of the standard check-in/out services.

Digital payment initiatives. We currently offer a variety of convenient digital payment options for our hotel guests, including online credit card payment, Alipay, WeChat Pay and Apple Pay.

Smart robots. We are one of the first hotel groups in China that have achieved large-scale deployment of smart robots. These AI-powered smart robots, which we co-developed with a third-party technology company, can travel the entire hotel to make deliveries of snacks, toiletries and other hotel amenities, greet guests and lead them to their rooms, improving both the hotel’s operating efficiency and guest experience.

AI assistant. Our intelligent AI assistant, which we co-developed with a well-known third-party intelligent speech and AI service provider, is the first AI assistant in China’s hotel industry. Embedded in our mobile apps, our intelligent AI assistant can engage in conversation with hotel guests and answer their queries, thereby enhancing guest experience.

Smart rooms. A number of other smart features of our hotel rooms also help enhance the quality of guests’ stay. For example, one of our AI initiatives, “Hello Huazhu,” also enables voice control of room facilities such as lights, TV, air-conditioning and window shades.

Complimentary Wi-Fi. We were one of the first in China to offer complimentary Wi-Fi to all hotel guests in 2013. This initiative has greatly contributed to the growth of our customer base and has become mainstream in the industry.

Privacy and Data Security

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

We have in place extensive policies, processes, network architecture, and software to protect customer data. Our major systems, including those regarding property management, customer relationship management, as well as our website and mobile apps, have passed the Level III information security protection assessment conducted by the China National Accreditation Service for Conformity Assessment. Our payment system has passed the payment card industry (“PCI”) data security standard (“DSS”) requirements and security assessment procedures assessment. In addition, we collaborate with renowned consulting companies to strengthen the infrastructure of our information technologies and systems and to ensure compliance with data protection laws and regulations in the EU and China, such as the EU’s GDPR (as complemented by the German Federal Data Protection Act).

We collect personal information of our guests customarily required for their hotel booking, check-ins and check-outs, including their names, ID numbers, mobile phone numbers and email addresses. All of the guests’ personal information is classified as the most confidential data in our data security system. We have implemented stringent protocols to keep these data strictly confidential. We have a dedicated team of professionals who conduct regular security testing on our systems and address system errors and bugs; and a dedicated maintenance team for the maintenance of our systems, servers and databases. We also collaborate with renowned information security companies regarding 24/7 system monitoring, emergency response, and other expert consultation, to further strengthen our data security.

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2020, approximately 85% of our room nights were sold through our own sales channels and the remaining 15% of our room nights through intermediaries in legacy Huazhu.

We use our RMS and Cloud-PMS systems to conduct pricing management for all of our hotels except for our franchised hotels. We review our hotel pricing regularly and adjust room rates as needed based on local market conditions and the specific location of each hotel, focusing mainly on three factors: (i) optimum occupancy rate of the hotel and our other hotels nearby, (ii) seasonal demand for the hotel and (iii) event-driven demand for the hotel.

A key component of our marketing efforts is the H Rewards, our loyalty program, which covers all of our brands. We believe the H Rewards loyalty program allows us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. As of December 31, 2020, our H Rewards had more than 169 million members. In 2020, approximately 74% of our room nights were sold to our H Rewards members in legacy Huazhu. Members of the H Rewards are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures and other benefits. H Rewards members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels. These points can be used to offset the room charges in our hotels, buy products in Hua Zhu mall, book transportations and tickets through our platform or be redeemed for various coupons. We also have joint promotional programs with leading financial institutions and airlines to recruit new members for our loyalty program. The H Rewards includes five levels of membership: star, silver, rose gold, gold and platinum. Rose gold membership is only available for corporate members of the H Rewards. H Rewards was previously known as HanTing Club and HuaZhu Club.

Our marketing activities also include internet advertising, press and sponsored activities held jointly with our corporate partners and advertisements on travel and business magazines.

Competition

The hotel industry in China is highly fragmented. A significant majority of the room supply has come from independent hotels, guest houses and other lodging facilities. In recent years hotel groups emerged and began to consolidate the market by converting independent hotels into hotel chains. As a multi-brand hotel group we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel chains as well as various independent hotels in each of the markets in which we operate, including Chinese hotel groups such as BTG Homeinns and Jinjiang, as well as international hotel groups such as Marriot, Intercontinental, Accor, Hilton and OYO. We also face competition from Airbnb and service apartments.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights.

The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. As of December 31, 2020, we registered 939 trademarks and logos with the China Trademark Office. As of December 31, 2020, we filed 292 trademark applications pending for examination and review by the PRC trademark office. As of the same date, we also registered 879 trademarks and filed 288 trademark applications outside China. As of December 31, 2020, we received 15 patents; another 7 patents were applied and under review by relevant PRC authority. We also received copyright registration certificates for 415 software programs developed by us as of December 31, 2020. In addition, we registered 122 national and international top-level domain names, including www.huazhu.com, as of December 31, 2020. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to protect our tradenames and trademarks as well as other intellectual property rights could have a negative impact on our brands and adversely affect our business.”

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

As of December 31, 2020, we had several pending legal and administrative proceedings, including lease contract terminations and disputes and management agreement disputes. As of the same date, our accrued contingencies remained was RMB60 million (US$9 million).

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

COVID-19 Outbreak: Response and Impact

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China and subsequently spread throughout China. The travel industry has been adversely affected by the outbreak of the COVID-19 since the beginning of 2020 due to the reduced traveler traffic in China. In addition, after COVID-19 was declared by the World Health Organization as a Public Health Emergency of International Concern on January 31, 2020, many foreign countries issued travel bans to China which further harmed the travel industry in China. The Chinese government has also implemented strict nationwide containment measures against COVID-19, including travel restrictions, lock-down of certain cities and hotel closures. Such containment measures negatively affected our hotels’ occupancy rate and revenue. For example, we had over 2,000 hotels temporarily closed at the peak in February and 369 hotels temporarily closed as of March 31, 2020 (out of a total of 5,838 hotels as of the same date), all of which were in China. Due to the Chinese government’s effective control of COVID-19, China’s domestic travel has gradually recovered, following eased travel restrictions and the national policy for resuming production and work. In June and July 2020, however, there were new COVID-19 cases discovered in Beijing, and during the fourth quarter of 2020, numerous recurrence of COVID-19 in several cities and provinces in mainland China, such as Shanghai, Chengdu, and Northeastern of China. Despite the numerous recurrence of cases, our business continued to recover, thanks to China’s more effective and precise control of the COVID-19 pandemic. More importantly, we noticed that travelling demand shows resilience and recovery in previously affected cities started accelerating after adjusting down of risk level in those cities (from mid-to-high risk to low risk). As of March 31, 2021, we still had 43 hotels under governmental requisition. As of March 31, 2021, approximately 99% of our legacy Huazhu’s hotels (excluding hotels under governmental requisition) had resumed operations with an occupancy rate of around 83%. For more information, please see “Item 3. Key Information — 3.D. Risk Factors — Risk Related to Our Business — The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.” and “Item 5. Operating and Financial Review and Prospects — 5.B. Liquidity and Capital Resources.”

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

As COVID-19 spreads globally, the hotel operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. Local governments in Europe imposed travel restrictions and lockdowns to contain the spread of COVID-19, and as a result, a number of our Deutsche Hospitality hotels were temporarily closed. The German government announced certain relief measures, including salary compensation from the German government for our furloughed employees. We believe these government assistance measures will help lessen the negative effects from hotel closures. Deutsche Hospitality suffered from the second wave of COVID-19 outbreak in European countries since late September 2020. The lockdown period in Germany was extended to April 18, 2021, and is likely to be further extended to the end of May 2021.

We have taken various cost and cash flow mitigation measures to counter the negative impact of COVID-19 on our results of operations, such as (i) discussing with our leased hotel landlords for rent reduction and deferment, (ii) reducing or eliminating discretionary spending, including marketing, non-essential training, and capital expenditures, and (iii) freezing new recruitments, streamlining our staff, and placing a number of our hotel teams on temporary furlough and/or reducing their workdays to adjust for the lower hotel occupancy rate. The Chinese government also announced a number of relief measures for Chinese companies, including encouraged rental waivers, reduction and delayed payment of social insurance and taxes and continued support from financial institutions. The German government has also announced certain relief measures, including salary compensation from the German government for our furloughed employees. In particular, lessors for legacy Huazhu’s leased hotels in China have agreed to reduce and delayed our rental payment. In addition, Deutsche Hospitality have secured commercial insurance compensation for hotel closure. Along with the second wave of outbreak in Europe, we are taking further cost and cash flow measures, such as negotiating with landlords to reduce our rental costs, reducing or eliminating discretionary corporate spending and capital expenditures. We also actively sought new business opportunities in the government’s fight against COVID-19, such as offering hotels to support government for pandemic prevention and control. These measures have partially offset the adverse impact of COVID-19 on our operations.

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

Regulation

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulations governing foreign ownership of hotel businesses in the PRC are the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2020) issued on June 23, 2020, which became effective on July 23, 2020 and the Industry Guidelines on Encouraged Foreign Investment (Edition 2020) issued on December 27, 2020, which became effective as of January 27, 2021, both of which were promulgated by the PRC Ministry of Commerce, or the MOC, and the National Development and Reform Commission, or the NDRC. Pursuant to these regulations, there are no restrictions on foreign investment in limited service hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Similar with other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions consist of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal PRC regulations currently relevant to our business and operations.

Regulations on Hotel Operation

The Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry in November 1987 and amended it in 2011 and 2020, respectively, and the State Council promulgated the Decision of the State Council on Establishing Administrative License for Necessarily Retained Items Requiring Administrative Examination and Approval in June 2004 and amended it in January 2009 and August 2016, respectively. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. Pursuant to the Measures for the Control of Security in the Hotel Industry, hotels failing to obtain the special industry license may be subject to warnings or fines of up to RMB200. In addition, pursuant to the Law of the PRC on Penalties for the Violation of Public Security Administration promulgated in August, 2005 and amended in October 2012, and various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines. Operators of hotel businesses who have obtained the special industry license but violate applicable administrative regulations may also be subject to revocation of such licenses in serious circumstances.

The State Council promulgated the Administrative Regulations on Sanitation of Public Places in April 1987 and amended it in February 2016 and in April 2019, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Administrative Regulations on Sanitation of Public Places, which was amended in January 2016 and December 2017, according to which, starting from May 1, 2011, hotel operators shall establish sanitation management system and keep records of sanitation management. The Standing Committee of the National People’s Congress, or the SCNPC enacted the Food Safety Law of the PRC in February 2009, which was most recently amended in December 2018, according to which any hotel that provides food must obtain a license. The State Administration for Market Regulation, or the SAMR, (previously known as “China Food and Drug Administration”) enacted the Administrative Measures on Administration of Food Business Licensing in August 2015 and amended it in November 2017, according to which any entity involving sales of food or food services must obtain a food business license, and any food service license which had been obtained prior to October 1, 2015 will be replaced upon expiry by the food business license. Pursuant to the Food Safety Law of the PRC, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000, or fines equal to ten to 20 times of the value of food if such value is equal to or more than RMB10,000.

The Fire Prevention Law of the PRC, promulgated in April 1998 and amended in October 2008 and in April 2019 by the SCNPC, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated on April 30, 2009 and effective as of May 1, 2009 and amended on November 1, 2012 by the Ministry of Public Security, together with the Interim Provisions on the Administration of Fire Protection Design Review and Final Inspection of Construction Projects, promulgated on April 1, 2020 and effective as of June 1, 2020, require that (i) the fire prevention design documents of special construction projects, such as hotels with overall floor area of more than 10,000 square meters, shall be reviewed and inspected by local housing and urban-rural construction authorities before construction; (ii) the construction of specific construction projects, such as hotels with overall floor area of more than 10,000 square meters be inspected and accepted by local housing and urban-rural construction authorities from a fire prevention perspective before completion; and (iii) the public gathering places, such as hotels, shall complete fire prevention safety inspection with the local fire and rescue department, which is a prerequisite for business opening. Pursuant to these regulations, related hotels failing to obtain approval of fire prevention inspection and acceptance or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.

In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places, which was amended in February 2016 and November 2020. The Ministry of Culture issued the Administrative Measures for Entertainment Places in February 2013 and amended it in December 2017. Under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

On November 9, 2010, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration approved and issued Classification and Accreditation for Star-rated Tourist Hotels (GB/T14308-2010), which became effective on January 1, 2011. On November 19, 2010, the National Tourist Administration promulgated the Implementation Measures of Classification and Accreditation for Star-rated Tourist Hotels, which became effective on January 1, 2011. Under these regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for three years.

On September 21, 2012, the Ministry of Commerce promulgated the Provisional Administrative Measures for Single-purpose Commercial Prepaid Cards, which was amended in August 18, 2016. Pursuant to this regulation, if an enterprise engaged in retail, accommodation and catering, or residential services issues any single-purpose commercial prepaid card to its customers, it shall undergo a record-filing procedure. For a hotel primarily engaged in the business of accommodation, the aggregate balance of the advance payment under the single-purpose commercial prepaid cards it issued shall not exceed 40% of its income from its primary business in the previous financial year.

On April 25, 2013, the Standing Committee of the National People’s Congress issued the Tourism Law of the PRC, which became effective on October 1, 2013 and was most recently amended on October 26, 2018. According to this law, the accommodation operators shall fulfill their obligations under the agreements with customers. If the accommodation operators subcontract part of their services to any third party or involve any third party to provide services to customers, the accommodation operators shall assume the joint and several liabilities with the third parties for any damage caused to the customers.

Regulations on Leasing

Under the Law of the PRC on Administration of Urban Real Estate promulgated by the SCNPC, which took effect as of January 1995 and was amended in August 2007, August 2009 and January 2020, respectively, and the Administrative Measures on Leasing of Commodity House promulgated by the Ministry of Housing and Urban-rural Construction, which took effect as of February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, prescribing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest will be subordinated to an interested third party acting in good faith.

In May 2020, the National People’s Congress, the China legislature, passed the Civil Code of the PRC, or the Civil Code. According to Chapter 14, Book 3 of the Civil Code, which governs lease agreements, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the lease item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the lease item without the consent of the lessor.

Pursuant to Chapter 17, Book 2 of the Civil Code, which where a mortgagor leases the mortgaged property and the possession thereof has been transferred before the creation of mortgage interest, the previously established leasing relation shall not be affected; and where a mortgagor leases the mortgaged property after the creation of the mortgage interest, the leasing interest will be subordinated to the registered mortgage interest.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law of the PRC on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was amended on March 15, 2014. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

●	to ensure that commodities and services meet with certain safety requirements;
●	to protect the safety of consumers;
●	to disclose serious defects of a commodity or a service and to adopt preventive measures against damage occurrence;
●	to provide consumers with accurate information and to refrain from conducting false advertising;
●	to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;
●	not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;
●	to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and
●	not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators may be subject to civil liabilities for failing to fulfill the obligations listed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. The following penalties may also be imposed upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations. Art. 1198 of the Civil Code further increases the liabilities of business operators engaged in the operation of hotels, restaurants, or entertainment facilities and subjects such operators to tort liabilities for failing to guarantee the personal safety of others.

Regulations on Environmental Protection

In February 2012, the SCNPC issued the newly amended Law of the PRC on Promoting Clean Production, which regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

According to the Environmental Protection Law of the PRC promulgated by the SCNPC on December 26, 1989 and last amended on April 24, 2014, the Environmental Impact Assessment Law of the PRC promulgated by the SCNPC on October 28, 2002 and last amended on December 29, 2018, the Administrative Regulations on Environmental Protection for Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, the Interim Measures on Acceptance of Environmental Protection for Completion of Construction Projects promulgated by the Ministry of Environmental Protection on November 20, 2017 and effective as of the same date and the Category-based Management Directory on the Environmental Impact Assessment for Construction Projects (Edition 2021) issued by the Ministry of Ecology and Environment, hotels which involve Environment Sensitive Areas should submit a Form on Environmental Impact Assessment to competent environmental protection authorities for approvals, and shall prepare and make public an Acceptance Inspection Report of the Environmental Protection Facilities before commencing the operation. Such Environment Sensitive Areas are defined by the Category-based Management Directory on the Environmental Impact Assessment for Construction Projects (Edition 2021), which was issued by the Ministry of Ecology and Environment. Pursuant to the Environmental Impact Assessment Law, any hotel failing to obtain the approval of the Form of Environmental Impact Assessment may be ordered to cease construction and restore the property to its original state, and according to the violation activities committed and the harmful consequences thereof, be subject to fines of no less than 1% but no more than 5% of the total investment amount for the construction project of such hotel. The person directly responsible for the project may be subject to certain administrative penalties. Pursuant to the Administrative Regulations on Environmental Protection for Construction Projects, where the construction project is put into production or use when the environmental protection facilities have not undergone acceptance inspection or do not pass acceptance inspection, the responsible hotels may be ordered to make correction within a stipulated period and subject to a fine ranging from RMB200,000 to RMB1 million; where correction is not made within the stipulated period, a fine ranging from RMB1 million to RMB2 million will be imposed. The directly responsible person may be subject to a fine ranging from RMB50,000 to RMB200,000. If the construction project causes any significant environmental pollution or ecological damage, the production or use should be suspended, or the project should be closed down upon approval by the relevant local government. Furthermore, any hotel failing to public the Acceptance Inspection Report may be ordered to publicize the Report, and may be subject to a fine ranging from RMB50,000 to RMB200,000. The relevant breach may also be announced by local environmental protection authorities.

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the MOC, and its regional counterparts. Such activities are currently regulated by the Administrative Regulations on Commercial Franchising, which was promulgated by the State Council on February 6, 2007 and became effective on May 1, 2007. The Administrative Regulations on Commercial Franchising were subsequently supplemented by the Administrative Measures on Filing of Commercial Franchises, which was newly amended and promulgated by the MOC on December 12, 2011 and became effective on February 1, 2012, and the newly amended Administrative Measures on Information Disclosure of Commercial Franchises, which was promulgated by the MOC on February 23, 2012 and became effective on April 1, 2012.

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

Pursuant to the Administrative Measures on Information Disclosure of Commercial Franchises, 30 days prior to the execution of franchise contracts, franchisors are required to provide franchisees with copies of the franchise contracts, as well as written true and accurate basic information on matters including:

●	the name, domiciles, legal representative, registered capital, scope of business and basic information relating to its commercial franchising;
●	basic information relating to the registered trademark, logo, patent, know-how and business model;
●	the type, amount and method of payment of franchise fees (including payment of deposit and the conditions and method of refund of deposit);
●	the price and conditions for the franchisor to provide goods, service and equipment to the franchisee;
●	the detailed plan, provision and implementation plan of consistent services including operational guidance, technical support and business training provided to the franchisee;
●	detailed measures for guiding and supervising the operation of the franchisor;
●	investment budget for all franchised hotels of the franchisee;
●	the current numbers, territory and operation evaluation of the franchisees within China;
●	a summary of accounting statements audited by an accounting firm and a summary of audit reports for the previous two years;
●	information on any lawsuit in which the franchisor has been involved in the previous five years;
●	basic information regarding whether the franchisor and its legal representative have any record of material violation; and
●	other information required to be disclosed by the MOC.

In the event of failure to disclose or misrepresentation, the franchisee may terminate the franchise contract and the franchisor may be fined up to RMB100,000. In addition, such noncompliance may be bulletined.

According to the Manual of Guidance on Administration for Foreign Investment Access (Edition 2008) promulgated by the MOC in December 2008, if an existing foreign-invested company wishes to operate a franchise in China, it must apply to the MOC or its local counterparts to expand its business scope to include “engaging in commercial activities by way of franchise.”

Regulations on Trademarks

Both the Trademark Law of the PRC adopted by the SCNPC on August 23, 1982 and revised on August 30, 2013 and November 1, 2019, and the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks and trade names. The National Intellectual Property Administration (Trademark Office) handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of any ten-year term. Trademark licensing agreements should be submitted to the Trademark Office for record. Without the filing, the trademark licensing should not be used against a bona fide third party.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Control Regulations of the PRC promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

The Circular on Reforming the Management Method regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“Circular 19”), promulgated by the SAFE on March 30, 2015 and last amended on December 30, 2019, allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. Under Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects, promulgated by the SAFE on and effective as of June 9, 2016, continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use.

On October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment (“Circular 28”). Pursuant to Circular 28, on the basis of allowing investment-oriented foreign-invested enterprise (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) to use capital funds for domestic equity investment in accordance with laws and regulations, non-investment foreign-invested enterprises shall be allowed to use capital funds for domestic equity investment in accordance with the laws under the premise of not violating the Negative List and the authenticity and compliance of their domestic invested projects.

According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

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

Regulations on Foreign Investment

The SCNPC enacted the Foreign Investment Law of the PRC on March 15, 2019 and the State Council promulgated the Implementation Regulations of Foreign Investment Law of the PRC on December 26, 2019, both of which came into force on January 1, 2020. On December 30, 2019, the MOC and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which also became effective on January 1, 2020. Under these laws and regulations, foreign investors or foreign-invested enterprises shall report and update investment information to the competent authorities for commerce through the Enterprise Registration System and the Enterprise Credit Information Publicity System. Any foreign investor or foreign-invested company found to be non-compliant with these reporting obligations may potentially be subject to fines and legal sanctions.

The Foreign Investment Law of the PRC, together with its Implementation Regulations replaced, in their entirety, the trio of previous laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Generally speaking, the Company Law of the PRC or the Partnership Law of the PRC (promulgated by the SCNPC in February 1997 and amended in August 2006) shall apply with respect to the organization of foreign-invested enterprises. The Foreign Investment Law of the PRC provides that foreign invested enterprises established according to the previous laws regulating foreign investment may maintain their current structure and corporate governance during the five-year transition period. This implies that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in the transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance requirements may lead to regulatory incompliance and hence materially and adversely affect our current corporate structure, corporate governance and business operations.

Regulations on Share Capital

In October 2005, the SCNPC issued the amended Company Law of the PRC, which became effective on January 1, 2006 and was amended in October 2018. On June 17, 2014, the MOC issued the Notice of the Ministry of Commerce on Improving the Administration of Foreign Investment Review. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contribution to the registered capital of the foreign-invested company in accordance with the company’s articles of association pursuant to which the restrictions or requirements on the percentage of initial capital contribution, the percentage of cash contribution and the period of contribution imposed on foreign-invested companies (including companies invested by investors from Taiwan, Hong Kong and Macao regions) are abolished. A company which proposes to reduce its registered capital shall prepare a balance sheet and a list of assets. The company shall notify its creditors within ten days from the date of resolution on reduction of registered capital and publish an announcement in the newspapers within 30 days. The creditors may, within 30 days from receipt of the notice or within 45 days from the announcement date, require the company to settle the debts or provide a corresponding guarantee. Shareholders of certain of our PRC subsidiaries have mandatory preemptive rights.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Company Law of the PRC (the “Company Law”).

Under the Company Law, companies shall contribute 10% of the profits into their statutory surplus reserve upon distribution of their post-tax profits of the current year. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital.

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

On July 4, 2014, the SAFE issued the Circular of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and Round-trip Investments by Domestic Residents through Special Purpose Vehicles, or Circular 37, which became effective and suspended Circular 75 on the same date, and Circular 37 shall prevail over any other inconsistency between itself and relevant regulations promulgated previously. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local branch of the SAFE before making a contribution to an enterprise directly established or indirectly controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or equity interests, referred to in this circular as a “special purpose vehicle”. Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefit. A registered special purpose vehicle is required to amend its SAFE registration or file with respect to such vehicle in connection with any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local branch of the SAFE before exercising such options. The SAFE simultaneously issued guidance to its local branches with respect to the implementation of Circular 37. Under Circular 37, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

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

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, that the CSRC approval is not required in the context of our Listing because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of domestic companies, and we started to operate our business in the PRC through foreign invested enterprises before September 8, 2006, the effective date of the New M&A Rule. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that CSRC’s approval was required for our Listing, we may face sanctions by the CSRC or other PRC regulatory agencies, which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading prices of our ADSs and/or ordinary shares.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise.

On July 30, 2017, for the purpose of promoting the reform of the foreign investment administrative system and simplifying the administrative procedures, the MOC amended the Interim Measures for the Record-filing Administration of the Incorporation and Change of Foreign-invested Enterprises which was promulgated in October 2016 and further amended in June 2018. According to the amended interim measures, a record-filing administration system shall apply to foreign investors’ mergers and acquisitions of domestic non-foreign-invested enterprises and strategic investments in listed companies, provided that they do not involve the implementation of special access administrative measures prescribed by the PRC government or involve the mergers and acquisitions of affiliates.

On December 30, 2019, for the purpose of further promoting the foreign investment administration and simplifying the administrative procedures, the MOC and the SAMR promulgated the Measures on Reporting of Foreign Investment Information, which became effective on January 1, 2020 and suspended the Interim Measures for the Record-filing Administration of the Incorporation and Change of Foreign-invested Enterprises on the same date. Under this regulation, an information reporting system shall apply to foreign investors’ mergers and acquisitions of domestic non-foreign-invested enterprises and strategic investments in listed companies, provided that they comply with the implementation of special access administrative measures prescribed by the PRC government and do not involve the mergers and acquisitions of affiliates. Specifically, under the information reporting system, where a new foreign-invested enterprise is incorporated or a non-foreign invested enterprise changes to a foreign-invested enterprise through acquisition, merger or other means, such incorporation or change no longer requires approval or record-filing of MOC, but shall be reported online to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System, together with the registration with the relevant department of the SAMR through the same systems.

Regulation on Security Review

In August 2011, the MOC promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOC Security Review Rule, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011. Under these regulations, a security review is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review, the MOC will look into the substance and actual impact of the transaction. The MOC Security Review Rule further prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. Based on the above regulations, on December 19, 2020, the NDRC and MOC jointly issued the Measures for the Security Review of Foreign Investments, which became effective as of January 18, 2021. The Measures for the Security Review of Foreign Investments establishes a comprehensive security review system of foreign investments, which, among others, expands the review subjects to various types of foreign investments that affect or may affect national security, including greenfield investments and investments in other forms. Similar to the previous regulations, the foreign investments subject to security review include investments having “national defense security” implications and investments by which foreign investors may acquire “de facto control” of invested enterprises having “national security” implications.

Regulations on Labor Contracts and Social Security

The Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC that became effective on January 1, 2008, as amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law of the PRC which was promulgated and came into effect on September 18, 2008 by the State Council seek to clarify the responsibilities of both employers and employees and codifies certain basic rights and protections of employees. Among others, the Labor Contract Law of the PRC provides that after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract. In addition, employees who have been employed for more than ten years by the same employer are entitled to require a non-fixed-term contract. The Labor Contract Law of the PRC also requires that the employees dispatched from human resources outsourcing firms or labor agencies be limited to temporary, auxiliary or substitute positions. Furthermore, an employer may be held jointly liable for any damages to its dispatched employees caused by its human resources outsourcing firm or labor agency if it hired such employees through these entities. According to the Interim Provisions on Labor Dispatch, which was promulgated in December 2013 to implement the provisions of the Labor Contract Law of the PRC regarding labor dispatch, a company is permitted to use dispatched employees for up to 10% of its labor force and the companies currently using dispatched employees are given a two-year grace period after March 1, 2014 to comply with this limit.

According to the Individual Income Tax Law of the PRC, which was promulgated on September 10, 1980 by the National People’s Congress, last amended by the SCNPC on August 31, 2018 and came into effect on January 1, 2019, companies operating in China are required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

According to the Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, came into effect on July 1, 2011, and was amended on December 29, 2018, the Provisional Regulations on the Collection and Payment of Social Insurance Premium, which was promulgated by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999 and came into effective on the same date, and was amended on March 24, 2002 and March 24, 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and housing provident funds. Employers who fail to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Considering the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the labor contract law, and the interpretation and implementation of these regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected. See “Risk Factors—Risks Related to Our Business—Our current employment practices may be adversely impacted under the applicable labor laws.”

Regulation on Information Protection on Networks

On December 28, 2012, the SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and usage rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User. The requirements under this order are stricter and specific compared to the above decision issued by the National People’s Congress. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November, 2016 by the SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures accordingly. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

On January 1, 2021, the Civil Code promulgated in May 2020 by the SCNPC became effective. The Civil Code protects individuals’ right to personal information and provides for similar requirements for personal information protection as the Cybersecurity Law. Individuals may bring up civil litigations based on the Civil Code if their right to personal information is infringed upon.

From criminal law perspective, the PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtained through theft or other illegal ways.

Regulation on Information Protection on Networks in Europe

The Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (GDPR), complemented by EU Member States law on data protection (e.g. in Germany the German Federal Data Protection Act), imposes certain requirements on the processing of personal data relating to natural persons. GDPR requirements will apply both to companies established in the EU and to companies, such as us, that are not established in the EU but process personal data of individuals who are in the EU (and in the EEA subject to the enactment of implementation procedures), where the processing activities relate to: (a) the offering of goods or services, irrespective of whether a payment of the data subject is required, to such data subjects in the EU; or (b) the monitoring of their behavior as far as their behavior takes place within the EU. Therefore, the GDPR applies to our EU entities as well as the offering of services by our non-EU entities when EU guests are targeted. The GDPR imposes on subject companies a large number of obligations, which relate for example, but are not limited, to (i) the principles applying to the processing of personal data, for example, lawfulness, fairness, transparency, purpose limitation, data minimization and “privacy by design”, accuracy, storage limitations to process and store personal data only as long as necessary, access restrictions on a “need to know basis”, and ensuring security and confidentiality of personal data by technical and organizational measures; (ii) the ability of the controller to demonstrate compliance with such principles (accountability); (iii) the obligation to identify a legal basis before the processing (special requirements apply to certain specific categories of data such as health related data and other sensitive data); and (iv) data subjects rights (for example, transparency, right of information about personal data processed, right of access/receive copies, right to rectification, right to erasure, right to restrict processing, right to data portability, and right to object to a processing under certain circumstances). This leads to companies being under the obligation to implement a number of formal processes and policies reviewing and documenting the privacy implications of the development, acquisition, or use of all new products and services, technologies, or types of data. The GDPR provides for substantial fines for breaches of data protection requirements, which, depending on the infringed provisions of the GDPR, can go up to either (thresholds depending on the obligations which have been breached): (i) 2% of the group’s annual worldwide turnover of the preceding financial year or EUR10 million, whichever is greater, or (ii) 4% of the group’s annual worldwide turnover of the preceding financial year or EUR20 million, whichever is greater. The fine may be imposed instead of, or in addition to, measures that may be ordered by supervisory authorities (for example, request to cease the processing). The GDPR and EU Member States law also provide for private enforcement mechanisms and, in the most severe cases, criminal liability.

The Directive (EC) 2002/58 of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector imposes restrictions on the use of cookies and similar means as well as on website tracking, including the requirement to obtain informed consent for storage or access to information stored on a user’s terminal equipment in the EU in certain cases (in particular for cookies which track for marketing purposes). The forthcoming Regulation on privacy and electronic communications, aiming at repealing the Directive 2002/58, will update the current rules (it is not yet known when this will be enacted, but it is expected to include similar strict rules). Sanctions may be imposed on companies not fully compliant with all practices in relation to the implementation of the regulation on e-privacy; the relation to the GDPR is not fully clear, but in the worst case, the same sanctions as which under the GDPR may apply.

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 31, 2021.

Huazhu Group Limited (Cayman Islands)
100%
100%
100%
100%
China Lodging Investment Limited (Cayman Islands)
3 subsidiaries
China Lodging Holdings Singapore Pte. Ltd. (Singapore)
China Lodging Holdings (HK) Limited (Hong Kong)
Huazhu Investment GmbH (Germany)
0%, GP
100%, LP
DH Group GmbH & Co. KG (Germany)
Steigenberger Hotels Aktiengesellschaft (Germany)
Intercity Hotel GmbH
17 Subsidiaries
ACL Greater China Limited (Hong Kong)
Ibis China Investment Limited (Hong Kong)
TAHM Investment Limited (Hong Kong)
Huazhu Hospitality Inc (BVI)
Huazhu Hospitality (Hong Kong) Limited (Hong Kong)
Starway Hotels (Hong Kong) Limited (Hong Kong)
49%
Crystal Orange Hotel Holdings Limited (BVI)
Huazhu K.K. (Japan)
7 subsidiaries
Huazhu Investment I Limited (Hong Kong)
Orange Hotel Hong Kong Limited (Hong Kong)
51%
95%
50%
5%
84.1%
Offshore
Onshore
Yagao Meihua Hotel Management Co., Ltd (PRC)
7 subsidiaries
Tianjin Yagao Hotel Management Co., Ltd. (PRC)
8 subsidiaries
Yongle Huazhu Hotel & Resort Group (PRC)
Huazhu (Hainan) Hotel Management Co., Ltd. (PRC)
HanTing (Shanghai) Enterprise Management Co., Ltd (PRC)
3 subsidiaires
Huazhu Hotel Management (Ningbo) Co. Ltd. (PRC)
Jizhu Information Technology (Shanghai) Co. Ltd. (PRC)
2 Subsidiaries
Starway Hotel Management (Shanghai) Co., Ltd. (PRC)
Nanjing Starway Hotel Management Co., Ltd. (PRC)
Beijing Orange Times Software Tech. Co., Ltd. (PRC)
Orange Hotel Management (China) Co., Ltd. (PRC)
Beijing Qitian Holiday Hotel Co., Ltd (PRC)
Beijing Crystal Orange Hotel Management Consulting Co. Ltd. (PRC)
5 Subsidiaries
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd (PRC)
Jiangsu Keting Commercial and Trade Co., Ltd (PRC)
Tianjin Huasu Enterprise Management Co. Ltd (PRC)
HanTing Technology (Suzhou) Co., Ltd. (PRC)
Huazhu Hotel Management Co. Ltd. (PRC)
31 Subsidiaries
88 Subsidiaries
H-World Information and Technology Co., Ltd.
2 Subsidiaries
Beijing Dongnian Hotel Co., Ltd
Shanghai HanTing Hotel Management Group, Ltd (PRC)
84 Subsidiaries
Shanghai Changting Hotel Management Co., Ltd
Yiju (Shanghai) Hotel Management Co., Ltd (PRC)
4 Subsidiaries
HanTing (Tianjin) Investment Consulting Co., Ltd. (PRC)
2 subsidiaries

The following table sets forth summary information for our significant subsidiaries as of March 31, 2021.

	Percentage of	Date of
Major Subsidiaries	Ownership	Incorporation/Acquisition	Place of Incorporation
China Lodging Holdings (HK) Limited	100%	October 22, 2008	Hong Kong
China Lodging Holdings Singapore Pte. Ltd.	100%	April 14, 2010	Singapore
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd.	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd	100%	January 16, 2008	PRC
HanTing Technology (Suzhou) Co., Ltd.	100%	December 3, 2008	PRC
HanTing (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC
Starway Hotel Management (Shanghai) Co., Ltd.	100%	May 1, 2012	PRC
HuaZhu Hotel Management Co., Ltd.	100%	August 16, 2012	PRC
Jizhu Information Technology (Shanghai) Co., Ltd.	100%	February 26, 2014	PRC
ACL Greater China Limited	100%	January 25, 2016	Hong Kong
Huazhu Investment I Limited	100%	November 10, 2017	Hong Kong
Yagao Meihua Hotel Management Co., Ltd.	100%	January 25, 2016	PRC
Orange Hotel Management (China) Co., Ltd.	100%	May 25, 2017	PRC
Beijing Crystal Orange Hotel Management Consulting Co., Ltd.	100%	May 25, 2017	PRC
Huazhu Hotel Management (Ningbo) Co., Ltd.	100%	July 20, 2018	PRC
H-World Information and Technology Co., Ltd	95.84%	November 7, 2013	PRC
Beijing Dongnian Hotel Co., Ltd	100%	September 12, 2012	PRC
Shanghai Changting Hotel Management Co., Ltd.	100%	September 25, 2008	PRC
Steigenberger Hotels Aktiengesellschaft	100%	January 2, 2020	Germany
Intercity Hotel GmbH	100%	January 2, 2020	Germany

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China and occupy nearly 18,000 square meters of office space, about 1,500 square meters of which is owned by us and the rest is leased. As of December 31, 2020, we leased 745 out of our 6,789 hotel facilities with an aggregate size of approximately 4.9 million square meters, including approximately 135,000 square meters subleased to others. As of December 31, 2020, we owned eight out of our 6,789 hotel facilities with an aggregate size of approximately 54,000 square meters. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a leading, fast-growing multi-brand hotel group in China with international operations. Our hotels are operated under three different models: leased and owned, franchised, and franchised hotels that we operate under management contracts, which we refer to as “manachised.” We expanded our hotel network from 4,230 hotels as of December 31, 2018 to 6,789 hotels as of December 31, 2020, representing a CAGR of 26.7%. As of December 31, 2020, we had 6,789 hotels in operation, including 753 leased and owned hotels and 6,036 manachised and franchised hotels, with an aggregate of 652,162 hotel rooms. As of the same date, we were developing an additional 2,449 hotels, including 44 leased and owned hotels and 2,405 manachised and franchised hotels. On January 2, 2020, we completed the acquisition of Deutsche Hospitality and have consolidated its financial information since then. As a result, our financial information for the three months ended March 31, 2020 and for future periods are not comparable with our financial information for the prior periods.

Our net revenue was RMB10,063 million, RMB11,212 million and RMB10,196 million (US$1,563 million) in 2018, 2019 and 2020, respectively. We had net income attributable to Huazhu Group of RMB716 million and RMB1,769 million in 2018 and 2019, respectively. We recorded net loss attributed to Huazhu Group of RMB2,192 million (US$336 million) in 2020. Our adjusted EBITDA (non-GAAP) amounted to RMB3,269 million, RMB3,349 million and negative RMB244 million (US$35 million) in 2018, 2019 and 2020, respectively, and our net cash provided by operating activities amounted to RMB3,049 million, RMB3,293 million and RMB609 million (US$93 million) in these respective periods.

Specific factors affecting our results of operations

While our business is affected by factors relating to general economic conditions and the lodging industry in China and other jurisdictions in which we operate, including business and leisure travel of the customers and market competition (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our operating results are subject to conditions affecting the lodging industry in general” and “—The lodging industries in China and Europe are competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed”), we believe that our results of operations are also affected by company-specific factors, including, among others:

●	The total number of hotels and hotel rooms in our hotel network. Our revenues largely depend on the size of our hotel network. Furthermore, we believe that the expanded geographic coverage of our hotel network will enhance our brand recognition. Whether we can successfully increase the number of hotels and hotel rooms in our hotel group is largely affected by our ability to effectively identify and lease, own, manachise or franchise additional hotel properties at desirable locations on commercially favorable terms and the availability of funding to make necessary capital investments to open these new hotels.
●	The fixed-cost nature of our business. A significant portion of our operating costs and expenses, including rent and depreciation and amortization, is relatively fixed. As a result, an increase in our revenues achieved through higher RevPAR generally will result in higher profitability. Vice versa, a decrease in our revenues, in particular with respect to hotels temporarily closed during the COVID-19 outbreak, could result in a disproportionately larger decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately.
●	The number of new leased and owned hotels under development. Generally, the operation of each leased and owned hotel goes through three stages: development, ramp-up and mature operations. During the development stage, our leased and owned hotels generate no revenue. In addition, we bear the pre-opening expenses for a substantial majority of our leased and owned hotels, which generally range from approximately RMB1.5 million to RMB20.0 million per hotel. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. During periods when a large number of new leased and owned hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.
●	The mix of mature and new leased and owned hotels, manachised hotels and franchised hotels. When a new hotel starts operation and goes through the ramp-up stage, the occupancy rate is relatively low and the room rate may be subject to discount. Revenues generated by these hotels are lower than those generated by mature hotels and may be insufficient to cover their operating costs, which are relatively fixed in nature and are similar to those of mature hotels. The lower profitability during the ramp-up stage for leased and owned hotels may have a significant negative impact on our financial performance. The length of the ramp-up stage may be affected by factors such as hotel size, seasonality and location. New hotels opened in lower-tier cities generally have longer ramp-up period. On average, it takes our hotels approximately six months to ramp up. We define mature leased and owned hotels as those that have been in operation for more than six months. Our mature leased and owned hotels have been and will continue to be the main contributor to our revenues in the foreseeable future.

Under the manachise and franchise models, we generate revenues from franchise and service fees we charge to each manachised and franchised hotel while the franchisee bears substantially all the capital expenditures, pre-opening and operational expenses. The hotel operating costs relating to manachised hotels are mainly costs for hotel managers as we hire and send them to manachised hotels. An increasing proportion of manachised and franchised hotels in our hotel mix will allow us to benefit from the recurring cash inflows from franchise and service fees with minimal upfront costs and capital expenditures.

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

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 4,230 as of December 31, 2018 to 6,789 as of December 31, 2020.

Our total number of hotel room-nights available for sale increased from 144.5 million as of December 31, 2018 to 200.3 million as of December 31, 2020. Due to the impact of COVID-19, we had a large number of hotels in China temporarily closed in the first quarter of 2020. The number of these temporarily-closed hotels declined from the peak of over 2,000 hotels in February 2020 to 207 hotels as of December 31, 2020 (out of a total of 6,667 hotels as of the same date), all of which were in China. During the first quarter of 2020, Chinese governmental authorities also requisitioned a total of 610 of our hotels (including approximately two million room-nights, approximately 12% of which were from our leased hotels) in various locations and during different periods for the accommodation of medical support workers and for quarantine purposes in relation to COVID-19. As of December 31, 2020, we still had 74 hotels under governmental requisition in China. As a result, as of December 31, 2020, excluding hotels under governmental requisition or temporarily closed, the total room-nights available for sale was 193.8 million for legacy Huazhu.

As COVID-19 spread globally, the hotel operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. Local governments in Europe imposed travel restrictions and lockdowns to contain the spread of COVID-19, and as a result, a number of our Deutsche Hospitality hotels were temporarily closed. As of December 31, 2020, 18 of the 120 hotels of Deutsche Hospitality were temporarily closed. As a result, as of December 31, 2020, excluding the hotels temporarily closed the total room-nights available for sale was 6.5 million for legacy DH.

The following table sets forth various measures of changes in the total number of hotels and hotel rooms (excluding room-nights of hotels under governmental requisition or temporarily closed) as of the dates indicated.

	As of December 31,
	2018	2019	2020
			Legacy
			Huazhu	Legacy DH
Total hotels in operation	4,230	5,618	6,669	120
Leased and owned hotels	699	688	681	72
Manachised hotels	3,309	4,519	5,718	28
Franchised hotels	222	411	270	20
Total hotel rooms in operation	422,747	536,876	628,135	24,027
Leased and owned hotels	86,787	87,465	90,942	13,371
Manachised hotels	314,932	418,700	515,338	5,630
Franchised hotels	21,028	30,711	21,855	5,026
Total hotel room-nights available for sale	144,497,182	171,660,048	193,819,296	6,488,185
Leased and owned hotels	31,448,206	32,018,639	31,286,112	3,998,572
Manachised hotels	105,917,757	130,860,614	154,743,646	1,439,155
Franchised hotels	7,131,219	8,780,795	7,789,583	1,050,458
Number of cities	403	437	466	82

RevPAR. RevPAR is a commonly used operating measure in the lodging industry and is defined as the product of average occupancy rates and average daily room rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offering, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. From year to year, occupancy of our portfolio may fluctuate as a result of changes in the mix of our mature and ramp-up hotels, as well as special events such as the Shanghai Expo in 2010 and public health events such as COVID-19. We set the room rates of our hotels primarily based on the location of a hotel, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster. From year to year, average daily room rates of our portfolio may change due to our yield management practice, city mix change and special events such as the Shanghai Expo in 2010 and public health events such as COVID-19.

The following table sets forth our RevPAR, average daily room rate and occupancy rate for legacy Huazhu’s leased and owned hotels as well as manachised and franchised hotels for the periods indicated.

	Year Ended December 31,
	2018	2019	2020
			(Excluding hotels
			under requisition)
RevPAR (1) (in RMB)
Leased and owned hotels	237	240	166
Manachised hotels	186	189	147
Franchised hotels	188	174	129
Total hotels in operation	197	198	149
Average daily room rate (1) (in RMB)
Leased and owned hotels	267	276	241
Manachised hotels	213	223	204
Franchised hotels	248	240	208
Total hotels in operation	226	234	210
Occupancy rate (as a percentage)
Leased and owned hotels	89	87	69
Manachised hotels	88	85	72
Franchised hotels	76	73	62
Total hotels in operation	87	84	71
Weight of hotel room-nights available for sale contributed by leased and owned hotels less than 6 months (as a percentage)(2)	4	4	4
(1)	The RevPAR and average daily room rates disclosed in this annual report for legacy Huazhu are based on the tax-inclusive room rates.
(2)	Represents (i) the aggregate of monthly hotel room-nights available for sale in a given period of leased and owned hotels, which had been in operation for less than six months, divided by (ii) the aggregate of monthly total hotel room-nights available for sale in that given period.

RevPAR may change from period to period due to (i) the change in the mix of our leased and owned hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The RevPAR for all hotels in operation of legacy Huazhu (excluding hotels under governmental requisition) in 2020 was lower than the RevPAR for all of our hotels in operation in 2019, primarily due to the outbreak of COVID-19 and the Chinese government’s measures to contain its spread, which resulted in lower occupancy rates and average daily room rates of our hotels. The RevPAR for all hotels in operation in 2019 was slightly higher than that in 2018, mainly attributable to the increase in the proportion of our midscale and upscale hotels.

The following table sets forth the RevPAR, average daily room rate and occupancy rate for the leased hotels as well as manachised and franchised hotels of legacy DH for the periods indicated.

	Year Ended December 31,
	2019	2020
RevPAR(1) (in EUR)
Leased and owned hotels	76	30
Manachised hotels	59	29
Franchised hotels	55	34
All hotels in operation	67	31
Average daily room rate (in EUR)
Leased and owned hotels	105	89
Manachised hotels	91	89
Franchised hotels	86	82
All hotels in operation	97	88
Occupancy rate (as a percentage)
Leased and owned hotels	73	34
Manachised hotels	65	32
Franchised hotels	65	42
All hotels in operation	69	35
(1)	The RevPAR and average daily room rates for legacy DH are based on the tax-exclusive room rates.

The RevPAR for all hotels in operation of legacy DH in 2020 was lower than 2019, primarily due to the outbreak of COVID-19 in Europe and the relevant governments’ measures to contain its spread.

The seasonality of our business may cause fluctuations in our quarterly RevPAR. We typically have the lowest RevPAR in the first quarter due to reduced travel activities in winter and during the Spring Festival holidays, and the highest RevPAR in the third quarter due to increased travel during summer, though this may not be true for this year given the COVID-19 impact. National and regional special events that attract large numbers of people to travel may also cause fluctuations in our RevPAR.

The following table sets forth quarterly RevPAR of legacy Huazhu’s hotels for the periods indicated.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2019	2019	2019	2019	2020	2020	2020	2020

RevPAR (in RMB):
Leased and owned hotels	216	252	259	235	92	138	211	217
Manachised hotels	169	195	206	183	88	126	173	181
Franchised hotels	162	185	189	161	75	106	162	174
Total hotels in operation	178	206	215	191	88	127	179	186

The following table sets forth the quarterly RevPAR of the hotels operated by legacy DH for the periods indicated.

	For the Three Months Ended
	December	March	June	September	December
	31, 2019	31, 2020	30, 2020	30, 2020	31, 2020
RevPAR (in EUR):
Leased and owned hotels	79	51	15	34	16
Manachised hotels	54	37	18	35	16
Franchised hotels	52	44	16	41	22
Total hotels in operation	66	46	16	35	17

Same-hotel RevPAR change. Our overall RevPAR trend does not reflect the trend of a stable and mature portfolio, because it may fluctuate when city mix and mix of mature and ramp-up hotels change. We track same-hotel year-over-year RevPAR change for legacy Huazhu’s hotels in operation for at least 18 months to monitor the RevPAR trend for our mature hotels on a comparable basis. The following table sets forth our same-hotel RevPAR for hotels in operation under legacy Huazhu (excluding hotels under governmental requisition) for at least 18 months for the periods indicated.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2019	2019	2019	2019	2020	2020	2020	2020
Number of hotels in operation for at least 18 months	3,189	3,277	3,361	3,417	3,271	3,539	3,712	3,876
RevPAR (RMB)	176	202	211	188	87	125	178	186
Same-hotel RevPAR change (as a percentage)	(0.4)	(2.1)	(3.8)	(5.4)	(52.8)	(40.8)	(19.8)	(7.6)
(1)	In calculating the same-hotel RevPAR change (as a percentage) of our mature hotels in a specified period, which are hotels in operation for at least 18 months as at the beginning of one of the months within this period, the average RevPAR of these hotels in the months in which they are mature hotels within this period is compared with the average RevPAR of these same hotels in the corresponding months of the prior year.

Financial Key Performance Indicators

Our financial key performance indicators consist of (i) revenues, (ii) operating costs and expenses, (iii) EBITDA and Adjusted EBITDA, and (iv) net cash provided by operating activities.

Revenues. We primarily derive our revenues from operations of our leased and owned hotels and franchise and service fees from our manachised and franchised hotels. The following table sets forth the revenues generated by our leased and owned as well as manachised and franchised hotels and other revenues, each in absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2018		2019		2020
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Revenues:
Leased and owned hotels	7,470	74.2	7,718	68.8	6,908	1,059	67.8
Manachised and franchised hotels	2,527	25.1	3,342	29.8	3,136	481	30.8
Others	66	0.7	152	1.4	152	23	1.4
Net revenues	10,063	100.0	11,212	100.0	10,196	1,563	100.0

●	Leased and Owned Hotels. In 2018, we generated revenue of RMB7,470 million from our leased and owned hotels, which accounted for 74.2% of our total revenues for the year. In 2019, we generated revenues of RMB7,718 million from our leased and owned hotels, which accounted for 68.8% of our total revenues for the year. In 2020, we generated revenue of RMB6,908 million (US$1,059 million) from our leased and owned hotels, which accounted for 67.8% of our total revenues for the year. We expect that revenues from our leased and owned hotels will continue to constitute a majority of our total revenues in the foreseeable future. As of December 31, 2020, we had 44 leased and owned hotels under development.

For our leased hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for substantially all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from ten to 30 years. For a substantial majority of our hotels, we typically enjoy an initial two- to six-month rent-free period. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. We generally pay fixed rent on a monthly, quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 3% to 5% increase every three to five years or, for Deutsche Hospitality’s hotels, generally annual adjustments based on consumer price index levels.

Our owned hotels include the hotels we acquired as part of our strategic alliance with Accor in 2016. and the ones we acquired through acquisition of Blossom Hotel Management in 2018.

Our revenues generated from leased and owned hotels are significantly affected by the following two operating measures:

●	The total number of room nights available from the leased and owned hotels in our hotel group. The future growth of revenues generated from our leased and owned hotels will depend significantly upon our ability to expand our hotel group into new locations and maintain and further increase our RevPAR at existing hotels.
●	RevPAR achieved by our leased and owned hotels, which represents the product of average daily room rates and occupancy rates. To understand factors impacting our RevPAR, please see “– Non-financial Key Performance Indicators – RevPAR.”
●	Manachised and Franchised Hotels. In 2018, we generated revenues of RMB2,527 million from our manachised and franchised hotels, which accounted for 25.1% of our total revenues for the year. In 2019, we generated revenues of RMB3,342 million from our manachised and franchised hotels, which accounted for 29.8% of our total revenues for the year. In 2020, we generated revenues of RMB3,136 million (US$481 million) from our manachised and franchised hotels, which accounted for 30.8% of our total revenues for the year. We expect that revenues from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels in our hotel group. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2020, we had 2,405 manachised and franchised hotels under development.

●	Manachised Hotels. Our franchisees either lease or own their hotel properties and also invest in the renovation of their properties according to our product standards. Our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels according to our standards, and all of the operating expenses. We manage our manachised hotels and impose the same standards for all manachised hotels to ensure product quality and consistency across our hotel network. Management services we provide to our franchisees for our manachised hotels generally include hiring, appointing and training hotel managers, managing reservations, providing sales and marketing support, conducting quality inspections and providing other operational support and information. We believe that our manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

We collect fees from our franchisees and do not bear the loss incurred or otherwise share any profit realized by our franchisees. They are also responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for manachised hotels typically run for an initial term of eight to ten years, and for our hotels under Deutsche Hospitality, 15 to 20 years.

For our manachised hotels under legacy Huazhu, our franchisees are generally required to pay us an upfront franchise fee typically ranging between RMB80,000 and RMB1,000,000 per hotel. In general, we charge a monthly franchise fee of approximately 3% to 6.5% of the gross revenues generated by each manachised hotel. We also collect from franchisees a reservation fee for using our central reservation system and a membership registration fee for customers who join our H Rewards loyalty program at the manachised hotels. In addition, we charge system maintenance and support fees and other IT service fees from our franchisees for sharing our technology infrastructure with our manachised hotels. Furthermore, we employ and appoint hotel managers for the manachised hotels and charge franchisees manager fee on a monthly basis.

For our manachised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a management fee consisting of a base fee of 0.5% to 3.5% of the hotel’s turnover and an incentive fee of 6% to 10% of the hotel’s adjusted gross operating profit. Deutsche Hospitality participates in the distribution of the manachised hotel’s profit and charges a marketing fee for a few manachised hotels. General manager compensation of a manachised hotel, including salaries, social security contribution, and various benefits and bonuses, is borne by the manachised hotel. For some manachised hotels outside Germany, Deutsche Hospitality further charges a license fee of approximately 0.5% to 1% of the hotel’s turnover. We are gradually adapting the terms of Deutsche Hospitality’s franchise and management agreements to be similar to those of our other manachised hotels.

●	Franchised Hotels. Under our typical franchise agreements, we provide our franchisees with training, central reservation, sales and marketing support, technology support, quality assurance inspections and other operational support and information. We do not appoint hotel managers for our franchised hotels. We collect fees from the franchisees of our franchised hotels and do not bear any loss incurred or otherwise, share any profit realized by our franchisees. Our franchise agreements for our franchised hotels typically run for an initial term of eight to ten years, and for our hotels under Deutsche Hospitality, ten to 15 years.

For our franchised hotels under legacy Huazhu, we charge our franchised hotels fees on generally the same terms as our manachised hotels, except that we do not appoint hotel managers to our franchised hotels and thus do not charge these hotels a monthly management service fee.

For our franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 4.0% of the hotel’s gross room revenue turnover. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR4,000 to EUR100,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee in older contracts) and a license fee. We are gradually adapting the terms of Deutsche Hospitality’s franchise agreements to be similar to those of our other franchised hotels.

●	Other Revenues. Other revenues of RMB66 million, RMB152 million and RMB152 million (US$23 million) in 2018, 2019 and 2020, respectively, represented revenues generated from services other than the operation of hotel businesses, which mainly included revenues from the provision of IT products and services to hotels and revenues from Hua Zhu mall and other revenues from legacy DH business.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, other operating cost, selling and marketing expenses, general and administrative expenses and pre-opening expenses. To mitigate the impact of COVID-19, we have taken measures to improve our cost structure, including negotiating with landlords to reduce or delay rental payments, streamlining our hotel staff, work shift sharing, temporary furlough of staff, and reducing or eliminating discretionary spending and capital expenditures. The effect of these measures was not fully reflected in our results for 2020 and takes time to realize. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Year Ended December 31,
	2018		2019		2020
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Net revenues	10,063	100.0	11,212	100.0	10,196	1,563	100.0
Operating costs and expenses
Hotel operating costs:
Rents	2,406	23.9	2,624	23.4	3,485	534	34.2
Utilities	399	4.0	404	3.6	478	73	4.7
Personnel costs	1,663	16.5	1,854	16.5	2,501	383	24.5
Depreciation and amortization	869	8.6	960	8.5	1,316	202	12.9
Consumables, food and beverage	673	6.7	793	7.1	885	136	8.7
Others	466	4.7	555	5.0	1,064	163	10.4
Total hotel operating costs	6,476	64.4	7,190	64.1	9,729	1,491	95.4
Other operating costs	15	0.1	57	0.5	52	8	0.5
Selling and marketing expenses	348	3.5	426	3.8	597	91	5.9
General and administrative expenses	851	8.5	1,061	9.5	1,259	193	12.3
Pre-opening expenses	255	2.5	502	4.5	288	44	2.8
Total operating costs and expenses	7,945	79.0	9,236	82.4	11,925	1,827	116.9

●	Hotel Operating Costs. Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and owned as well as manachised hotels. Leased and owned hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements, intangible assets and land use rights. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs in absolute amount will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our net revenue may change from period to period mainly driven by three factors: (i) the hotel operating costs as a percentage of revenues from our leased and owned hotels, (ii) the operating costs, mainly personnel costs, as a percentage of revenues from the manachised and franchised business and (iii) the weight of manachised and franchised hotels in our revenue mix.

●	Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, bank fees for processing bank card payments, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our selling and marketing expenses will increase as our sales increase and as we further expand into new geographic locations and promote our brands.
●	General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and benefits for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, travel and communication expenses of our general and administrative staff, costs of third-party professional services, and office expenses for corporate and regional offices. We expect that our general and administrative expenses will increase as we hire additional personnel and incur additional costs in connection with the expansion of our business.
●	Pre-opening Expenses. Our pre-opening expenses consist primarily of rents, personnel cost, and other miscellaneous expenses incurred prior to the opening of a new leased or owned hotel.

Our pre-opening expenses are largely determined by the number of pre-opening hotels in the pipeline and the rental fees incurred during the development stage. Landlords typically offer a two- to six-month rent-free period at the beginning of the lease. Nevertheless, rental is booked during this period on a straight-line basis. Therefore, a portion of pre-opening expenses is non-cash rental expenses. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. The following table sets forth the components of our pre-opening expenses for the periods indicated.

	Year Ended December 31,
	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Rents	221	460	251	39
Personnel cost	18	14	15	2
Others	16	28	22	3
Total pre-opening expenses	255	502	288	44

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Year Ended December 31,
	2018		2019		2020
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Hotel operating costs	27	32.8	35	31.8	42	6	34.4
Selling and marketing expenses	3	3.1	3	2.7	4	1	3.3
General and administrative expenses	53	64.1	72	65.5	76	12	62.3
Total share-based compensation expenses	83	100.0	110	100.0	122	19	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009, August 2010 and March 2015. We did not grant any options to purchase our ordinary shares in 2018, 2019 and 2020. We granted 1,708,980, 678,043 and 493,407 shares of restricted stock in 2018, 2019 and 2020, respectively. We recognized share-based compensation as compensation expenses in the statement of comprehensive income based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

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

The following tables present certain unaudited financial data and selected operating data for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Non-GAAP Financial Data
EBITDA(1)	2,272	3,555	(631)	(96)
Adjusted EBITDA (1)	3,269	3,349	(244)	(35)
(1)	We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. Our calculation of EBITDA and Adjusted EBITDA does not deduct foreign exchange loss of RMB144 million and RMB35 million in 2018 and 2019, respectively, and foreign exchange gain of RMB175 million (US$27 million) in 2020. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

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

A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net income (loss) attributable to our company	716	1,769	(2,192)	(336)
Interest income	(148)	(160)	(119)	(18)
Interest expense	244	315	533	82
Income tax expense (benefit)	569	640	(215)	(33)
Depreciation and amortization	891	991	1,362	209
EBITDA (Non-GAAP)	2,272	3,555	(631)	(96)
Share-based compensation expenses	83	110	122	19
Unrealized (gains) losses from fair value changes of equity securities	914	(316)	265	42
Adjusted EBITDA (Non-GAAP)	3,269	3,349	(244)	(35)

Net Cash Provided by Operating Activities. Our net cash provided by operating activities is primarily attributable to our net income, add-backs from share-based compensation expenses, depreciation and amortization, impairment loss, deferred rent, noncash lease expense, investment loss (income) and changes in operating assets and liabilities. We use net cash provided by operating activities to assess the cash generation capability and return profile of our business. Compared with adjusted EBITDA, net cash provided by operating activities neutralizes the impact of straight-line based rental accounting and timing difference in certain areas of revenue recognition when assessing the return profile and profitability of our business. We had net cash provided by operating activities of RMB3,049 million and RMB3,293 million in 2018 and 2019, respectively. The year-over-year increase from 2018 to 2019 was mainly due to the expansion of our hotel network. Primarily due to the impact of COVID-19, we had net cash provided by operating activities of RMB609 million (US$93 million) in 2020. We expect that our net cash provided by operating activities will increase as we further expand our hotel network after the negative impact of COVID-19 gradually diminishes.

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

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was most recently amended in December 2018. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, apply a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises.

The EIT Law imposes a withholding tax of 10% on dividends distributed by a PRC foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the dividends received have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax rate. A holding company which is a tax resident in Hong Kong, for example, would be subject to a 5% withholding tax rate on the dividends received from its PRC subsidiary if it owns at least 25% equity in the PRC subsidiary and is the beneficial owner of the dividends. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC resident enterprise under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC resident enterprise status, if we are not treated as a PRC resident enterprise, dividends paid to us by our PRC subsidiaries will be subject to PRC withholding tax; if we are treated as a PRC resident enterprise, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares that are non-PRC resident investors may be subject to PRC withholding tax on dividends on and gains realized on their transfer of our ADSs or ordinary shares.”

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

Manachised and franchised hotel revenues

The manachise and franchise agreement contains the following promised services:

●	Intellectual Property ("IP") license grant the right to access our hotel system IP, including brand names.
●	Pre-opening services include providing services (e.g., install IT information system and provide access to purchase platform, help to obtain operational qualification, and help to recruit and train employees) to the franchisees to assist in preparing for the hotel opening.
●	System maintenance services include providing standardization hotel property management system (“PMS”), central reservation system (“CRS”) and other internet related services.
●	Hotel management services include providing day-to-day management services of the hotels for the franchisees.

The promises to provide pre-opening services and system maintenance services are not distinct performance obligation because they are attendant to the license of IP. Therefore, the promises to provide pre-opening services and system maintenance services are combined with the license of IP to form a single performance obligation. Hotel management service forms a single distinct performance obligation.

Manachised and franchised hotel revenues are derived from franchise or manachise agreements where the franchisees are primarily required to pay (i) an initial one-time franchise fee, and (ii) continuing franchise fees, which mainly consist of (a) on-going management and franchise service fees, (b) central reservation system usage fees, system maintenance and support fees and (c) reimbursements for hotel manager fees.

Initial one-time franchise fee is typically fixed and collected upfront and recognized as revenue over the term of the franchise contract. We do not consider this advance consideration to include a significant financing component, since it is used to protect us from the franchisees failing to adequately complete some or all of its obligations under the contract.

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

Above policies are only applicable to legacy Huazhu. For manachised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality an on-going management fees consisting of a base fee as a percentage of the hotel's gross revenues and an incentive fee as a percentage of the hotel's gross adjusted profit. For franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a license fee, a franchise fee and a central service fee. The manachised and franchised hotel revenues of Deutsche Hospitality are recognized over time as services are rendered. We are gradually conforming the terms of Deutsche Hospitality's franchise and management agreements to those of hotels under legacy Huazhu.

Since the COVID-19 outbreak in January 2020, we have offered one-time reduction on continuing franchise fees of approximately RMB132 million for 2020 to help franchisees meet their short-term working capital needs. There is no change to the scope of services or other terms of the agreements. Previously recognized revenue on the original contract was not adjusted.

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

Above policies are only applicable to legacy Huazhu. The loyalty program initiated by Deutsche Hospitality has substantially the same rights, nature and redeemable approaches as legacy Huazhu, therefore the accounting treatment is the same. As of December 31, 2020, the contract liabilities related to Deutsche Hospitality were immaterial and the loyalty program of Deutsche Hospitality was in the progress of being migrated to that of legacy Huazhu.

Membership fees from our customer loyalty program are all from legacy Huazhu, which are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels and also applicable to legacy Huazhu only. Such duration is estimated based on our and our management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years which reflects the expected membership retention.

Impairment of Long-Lived Assets

We evaluate our long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss equal to the difference between the carrying amount and fair value of these assets.

We performed a recoverability test of our long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the long-lived assets exceed the future undiscounted net cash flows, and recognized an impairment loss of RMB35 million, RMB3 million and RMB180 million during the years ended December 31, 2018, 2019 and 2020, respectively.

Fair value of the long-lived assets was determined by us based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels' revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Intangible assets, net and unfavorable lease

Intangible assets consist primarily of brand name, master brand agreement, non-compete agreements, franchise or manachise agreements and favorable leases acquired in business combinations before the adoption of Topic 842, Leases ("ASC 842") and purchased software. Intangible assets acquired through business combinations are recognized as assets which are separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including brand name, master brand agreement, non-compete agreements, franchise or manachise agreements, favorable lease agreements and other intangible assets acquired from business combination are recognized and measured at fair value upon acquisition.

The favorable lease agreements and unfavorable lease agreements in which we act as a lessee were reclassified to operating lease right-of-use assets on January 1, 2019, upon adoption of ASC 842, Leases, which are amortized combining with right-of-use assets over remaining operating lease terms. The favorable lease agreements in which we act as a lessor were accounted as intangible assets as before, which are amortized over remaining operating lease terms.

Non-compete agreements and franchise or manachise agreements are amortized over the expected useful life and remaining franchise contract terms, respectively. Purchased software is stated at cost less accumulated amortization.

Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives over which the assets are expected to contribute directly or indirectly to the our future cash flows. These estimated useful lives are generally as follows:

Franchise or manachise agreements	Remaining contract terms from 10 to 20 years
Non-compete agreements	2 - 10 years based on specified non-compete period
Favorable lease agreements acquired before the adoption of ASC 842	Remaining lease terms from 1 to 20 years
Purchased software	3 - 10 years based on the estimated usage period
Unfavorable lease agreements	Remaining lease terms from 3 to 13 years
Other intangible assets including trademark, licenses and other rights	2 - 15 years based on the contractual term, the length of license agreements and the effective terms of other legal rights

Almost all the brand names acquired by us are considered to have indefinite useful lives since there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of these brands and these brands can be renewed at nominal cost. Master brand agreement, acquired in Accor acquisition, granted us certain franchise rights with initial term of 70 years, and can be renewed without substantial obstacles. As a result, the useful life is determined to be indefinite. We evaluate the brand name and master brand agreement each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired. We measure the impairment by comparing the fair value of brand name and master brand agreement with its carrying amount. If the carrying amount of brand name and master brand agreement exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. We measure the fair value of the brand name under the relief-from-royalty method, the master brand agreement under the multi-period excess earnings method. The determination of the fair value requires our management to make significant estimates and assumptions related to forecasts of future revenues, operating margin, royalty saving rate and discount rates to estimate the net present value of future cash flows.

Our management performs annual brand names and master brand agreement impairment test on November 30 and when triggering events occurred. Due to the outbreak of COVID-19 worldwide, we suffered an operating loss for the first quarter of 2020. As the situation was not totally under control and impacts of the COVID-19 pandemic worldwide were highly uncertain, we performed impairment testing regarding all its indefinite-lives intangible assets as of March 31, 2020. There was no impairment loss recognized for any indefinite-lives intangible assets as a result of the impairment test. Due to the relapse of COVID-19 outbreak in Europe in the second and third quarter of 2020, we performed impairment testing for the indefinite-lives intangible assets of legacy DH as of June 30, 2020 and September 30, 2020, respectively. As a result, the estimated fair value of all the indefinite-lives intangible assets of legacy DH substantially exceeded its carrying value, and no impairment was identified. We also performed annual impairment test for all our indefinite-lives intangible assets on November 30, 2020 and did not recognize any intangible assets impairment for year ended December 31, 2020.

As of December 31, 2020, the estimated fair value of three brand names acquired in Deutsche Hospitality acquisition exceeded its carrying value by approximately RMB190 million, RMB61 million and RMB184 million, which accounted for 7%, 9% and 42% of its carrying value, respectively. A 5% increase in the discount rate or decrease in royalty saving rate could reduce the fair value of these three brand names by RMB178 million, RMB45 million and RMB38 million, or RMB151 million, RMB38 million and RMB31 million, respectively, and the fair value could cover its carrying value, thus, no impairment was recognized.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Before the adoption of ASU No. 2017-04, Intangibles-Goodwill and Other, we performed a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit is identified as an operating segment or one level below an operating segment (also known as a component) for which discrete financial information is available and is regularly reviewed by segment manager. Before the acquisition of Deutsche Hospitality, all the acquired business has been migrated to our business, and our management regularly reviews operation data including industrial metrics of revenue per available room, occupancy rate, and number of hotels by scale/brand, rather than discrete financial information for the purpose of performance evaluation and resource allocation at brand level. We concluded that we had only one reporting unit, and therefore the goodwill impairment testing was performed on consolidation level. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. We adopted ASU No. 2017-04, Intangibles-Goodwill and Other on January 1, 2020, which requires a one-step impairment test in which an entity compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, if any. Upon the acquisition of Deutsche Hospitality, we conclude there are two reporting units, which are legacy Huazhu and legacy DH since the segment manager regularly reviews discrete financial information for legacy Huazhu and legacy DH separately. The goodwill impairment testing was performed at each reporting unit level. If the carrying amount of a reporting unit exceeds its fair value, an impairment amounts to that excess should be recognized in the statement of comprehensive income.

Fair value of the equity value was determined by us based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels' revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Our management performs annual goodwill impairment test on November 30 and when triggering events occur. We recorded an impairment of nil, nil and RMB437 million for the years ended December 31, 2018, 2019 and 2020, respectively. Given the impact of the COVID-19 pandemic on hospitality industry in China, we concluded that indicators of impairment for legacy Huazhu existed and performed the goodwill impairment assessment as of March 31, 2020 with no impairment recognized. No further deterioration occurred due to COVID-19 pandemic in China and we updated previous assumptions based on the current economic environment in our annual impairment assessment on November 30, 2020, including the inherent risk and uncertainty due to the stay-in-place measures enacted, consumer confidence levels, and the ongoing impact of the COVID-19 pandemic on hospitality industry. Based on the analysis, we concluded that the goodwill of legacy Huazhu was not impaired for the year ended December 31, 2020. For the goodwill of legacy DH, indicators of impairment existed as of March 31, June 30 and September 30, 2020 due to COVID-19 outbreak and the relapse in Europe. We performed impairment test quarterly and recorded an impairment of RMB437 million during the third quarter of 2020. No further impairment of goodwill was recorded in the last quarter of 2020 considering no further deterioration occurred in Europe when we performed our annual assessment.. As of December 31, 2020, the estimated fair value of goodwill of legacy DH exceeded its carrying value by approximately RMB244 million, which accounted for 6% of its carrying value. A 5% decline in the underlying projected cash flow or increase in the discount rate could have resulted in goodwill impairment charges of approximately RMB42 million and RMB175 million, respectively.

Leases

As a lessee

Before January 1, 2019, we adopted the ASC Topic 840, Leases, each lease is classified at the inception date as either a capital lease or an operating lease. All our leases were classified under ASC Topic 840 as operating leases while there are both capital lease and operating lease under legacy DH. Our reporting for periods prior to January 1, 2019 continued to be reported in accordance with Leases (Topic 840). We elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases.

In evaluating whether an agreement constitute a lease upon adoption of the new lease accounting standard ASC 842, we review the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. We categorize leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease.

We recognize a lease liability for future fixed lease payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date and a right-of-use ("ROU") asset representing our right to use the underlying asset for the lease term. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments and variable lease payments that depend on an index or a rate (initially measured using the index or rate as at the commencement date) over the lease term using the rate implicit in the lease, if available, or our incremental borrowing rate. As our leases do not provide an implicit borrowing rate, we use an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Upon adoption of ASU 2016-02, we elected to use the remaining lease term as of January 1, 2019 in the estimation of the applicable discount rate for leases that were in place at adoption. For the initial measurement of the lease liability for leases commencing after January 1, 2019, we use the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities of operating lease liabilities and finance lease liabilities are classified as operating lease liabilities, current and finance lease liability, current, respectively, in our consolidated balance sheets. Long-term portions of operating lease liabilities and finance lease liabilities are classified as operating lease liabilities, non-current and finance lease liability, non-current, respectively, in our consolidated balance sheets. Most leases have initial terms ranging from ten to 20 years for legacy Huazhu, and from 20 to 25 years for legacy DH . The lease term includes lessee options to extend the lease and periods occurring after a lessee’s early termination option, only to the extent it is reasonably certain that we will exercise such extension options and not exercise such early termination options, respectively. Our lease agreements may include nonlease components, mainly insisting of common area maintenance, which are combined with lease components as we elect to account for these components together as a single lease component, as permitted. We elected the practical expedient of not to separate land components outside PRC from leases of specified property, plant, and equipment at the ASC842 transition date. Besides, our lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property and the changes in the index of consumer pricing index ("CPI"). All the lease agreements with variable lease payments based on the changes in CPI are held by legacy DH. For operating leases, we recognize lease expense on a straight-line basis over the lease term and variable lease payments that depend on an index or a rate are initially measured using the index or rate at the commencement date, otherwise variable lease payments are recognized in the period in which the obligation for those payments is incurred. The operating lease expense is recognized as hotel operating costs, general and administrative expenses and pre-opening expenses in the consolidated statements of comprehensive income. For finance lease, lease expense is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis over the shorter of the lease term or useful life of the underlying asset within hotel operating costs in the consolidated statements of comprehensive income, but interest expense on the lease liability is recognized in interest expense in the consolidated statements of comprehensive income using the effective interest method which results in more expense during the early years of the lease. Additionally, we elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Our lease agreements do not contain any significant residual value guarantees or restricted covenants.

The ROU assets are measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by us, deferred rent and lease incentives, and any off-market terms (that is, favorable or unfavorable terms) present in the lease when we acquired leases in a business combination in which the acquiree acts as a lessee. We evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. We exclude the lease obligation from the carrying value of the asset group. Accordingly, the lease payments (both principal and interest) don't reduce the undiscounted expected future cash flows used to test the asset group for recoverability. If the carrying value of the asset group are determined to be not recoverable and is in excess of the estimated fair value, we record an impairment loss in the consolidated statement of comprehensive income. Noncash lease expense are used as the noncash add-back for the amortization of the operating ROU assets to the operating section of the consolidated statements of cash flow.

We reassess whether a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. We will derecognize ROU assets and liabilities, with difference recognized in our consolidated statements of comprehensive income on the contract termination.

Sublease

We sublease property which are not suitable to operate hotels to third parties under operating leases. In accordance with the provisions of ASC 842, since we have not been relieved as the primary obligor of the head lease, we cannot net the sublease income against our lease payment to calculate the lease liability and ROU asset. Our practice has been, and will continue to, straight-line the sub-lease income over the term of the sublease, which is consistent with the accounting treatment under ASC840.

Income Taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. For a particular tax-paying component of an entity and within a particular tax jurisdiction, all deferred tax liabilities and assets, as well as any related valuation allowance, shall be offset and presented as a single noncurrent amount. However, an entity shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the entity or to different tax jurisdictions.

Share-Based Compensation

We recognize share-based compensation in our consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to us in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to our judgement of likely future performance and will be adjusted in future periods based on the actual performance. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees.

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

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	(RMB)	(US$)%
	(In millions except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	7,470	74.2	7,718	68.8	6,908	1,059	67.8
Manachised and franchised hotels	2,527	25.1	3,342	29.8	3,136	481	30.8
Others	66	0.7	152	1.4	152	23	1.4
Net revenues	10,063	100.0	11,212	100.0	10,196	1,563	100.0
Operating costs and expenses(1):
Hotel operating costs	6,476	64.4	7,190	64.1	9,729	1,491	95.4
Other operating costs	15	0.1	57	0.5	52	8	0.5
Selling and marketing expenses	348	3.5	426	3.8	597	91	5.9
General and administrative expenses	851	8.5	1,061	9.5	1,259	193	12.3
Pre-opening expenses	255	2.5	502	4.5	288	44	2.8
Total operating costs and expenses	7,945	79.0	9,236	82.4	11,925	1,827	116.9
Goodwill impairment loss	—	—	—	—	437	67	4.3
Other operating income, net	226	2.3	132	1.2	480	74	4.7
Income (loss) from operations	2,344	23.3	2,108	18.8	(1,686)	(257)	(16.5)
Interest income	148	1.5	160	1.4	119	18	1.2
Interest expenses	244	2.4	315	2.8	533	82	5.2
Other income (expense), net	203	2.0	331	3.0	(89)	(14)	(0.9)
Unrealized gain (loss) from fair value changes of equity securities	(914)	(9.1)	316	2.8	(265)	(42)	(2.6)
Foreign exchange gain (loss)	(144)	(1.4)	(35)	(0.3)	175	27	1.7
Income (loss) before income taxes	1,393	13.9	2,565	22.9	(2,279)	(350)	(22.3)
Income tax (expense) benefit	(569)	(5.7)	(640)	(5.7)	215	33	2.1
Income (loss) from equity method investments	(97)	(1.0)	(164)	(1.5)	(140)	(21)	(1.4)
Net income (loss)	727	7.2	1,761	15.7	(2,204)	(338)	(21.6)
Less: net (loss) income attributable to noncontrolling interest	11	0.1	(8)	(0.1)	(12)	(2)	(0.1)
Net income (loss) attributable to Huazhu Group Limited	716	7.1	1,769	15.8	(2,192)	(336)	(21.5)

Note:

(1)	Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Share-based compensation expenses	83	110	122	19

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues. Our net revenues decreased by 9.1% from RMB11,212 million in 2019 to RMB10,196 million (US$1,563 million) in 2020. This decrease was primarily due to the impact of COVID-19, which resulted in lower occupancy rates and RevPAR of our hotels and the temporary closure of a large number of our hotels in China. Legacy Huazhu's net revenues for 2020 were RMB8.7 billion (US$1.3 billion), representing a 22.7% decrease compared to 2019. The decrease in our revenue was offset in part by our consolidation of Deutsche Hospitality, which we acquired on January 2, 2020. However, due to the COVID-19 outbreak in Europe since March 2020, Deutsche Hospitality's operation results were also adversely affected in 2020.

●	Leased and Owned Hotels. Net revenues from our leased and owned hotels decreased by 10.5% from RMB7,718 million in 2019 to RMB6,908 million (US$1,059 million) in 2020. This decrease was primarily due to (i) the temporary closure of a number of our leased and owned hotels in China and (ii) the decreased RevPAR for legacy Huazhu's leased and owned hotels (excluding those under governmental requisition), which was RMB166 in 2020, compared to RMB240 for all of our leased and owned hotels in 2019. Legacy Huazhu's net revenues from leased and owned hotels in 2020 were RMB5.4 billion (US$0.8 billion), representing a 29.5% decrease compared to 2019. This decrease was offset in part by our consolidation of the revenue from the leased hotels of Deutsche Hospitality.
●	Manachised and Franchised Hotels. Net revenues from our manachised and franchised hotels decreased by 6.2% from RMB3,342 million in 2019 to RMB3,136 million (US$481 million) in 2020. This decrease was primarily due to (i) the temporary closure of a number of our manachised and franchised hotels; and (ii) the decreased RevPAR for legacy Huazhu's manachised and franchised hotels (excluding those under governmental requisition), which was RMB146 in 2020, compared to RMB188 for all of our manachised and franchised hotels in 2019. Legacy Huazhu's net revenues from manachised and franchised hotels in 2020 were RMB3.1 billion (US$0.5 billion), representing a 7.5% decrease compared to 2019.
●	Other Revenues. Net other revenues were RMB152 million (US$23 million) in 2020, same as in 2019.

Operating Costs and Expenses. Our total operating costs and expenses increased by 29.1% from RMB9,236 million in 2019 to RMB11,925 million (US$1,827 million) in 2020.

●	Hotel Operating Costs. Our hotel operating costs increased by 35.3% from RMB7,190 million in 2019 to RMB9,729 million (US$1,491 million) in 2020. This increase was primarily due to our consolidation of Deutsche Hospitality. Our hotel operating costs as a percentage of net revenues increased from 64.1% in 2019 to 95.4% in 2020. The year-over-year increase in the percentage was mainly attributable to the decrease in our net revenues. Legacy Huazhu's hotel operating costs in 2020 were RMB7.4 billion (US$1.1 billion), representing 85.1% of legacy Huazhu's net revenues.
●	Selling and Marketing Expenses. Our selling and marketing expenses increased by 40.1% from RMB426 million in 2019 to RMB597 million (US$91 million) in 2020. This increase was mainly due to our consolidation of Deutsche Hospitality. Our selling and marketing expenses as a percentage of net revenues increased from 3.8% in 2019 to 5.9% in 2020, primarily attributable to the decrease in our net revenues. Legacy Huazhu's selling and marketing expenses in 2020 were RMB388 million (US$59 million), representing 4.5% of legacy Huazhu's net revenues.

●	General and Administrative Expenses. Our general and administrative expenses increased by 18.7% from RMB1,061 million in 2019 to RMB1,259 million (US$193 million) in 2020. Our general and administrative expenses as a percentage of net revenues increased from 9.5% in 2019 to 12.3% in 2020. The increase was mainly attributable to the decrease in our net revenues. Legacy Huazhu's general and administrative expenses in 2020 were RMB893 million (US$137 million), represented 10.3% of legacy Huazhu's net revenues. The decline in legacy Huazhu's general and administrative expenses in 2020 was mainly due to our cost-cutting initiatives, such as streamlining of head office headcounts.
●	Pre-opening Expenses. Our pre-opening expenses decreased by 42.6% from RMB502 million in 2019 to RMB288 million (US$44 million) in 2020. Our pre-opening expenses as a percentage of net revenues decreased from 4.5% in 2019 to 2.8% in 2020. The decrease was mainly attributable to the decrease in the hotels under development. Our pre-opening expenses in 2020 was primarily from legacy Huazhu.

Goodwill impairment loss. We incurred goodwill impairment loss of RMB437 million (US$67 million) in 2020, which was related to goodwill acquired from the acquisition of Deutsche Hospitality.

Other Operating Income, Net. Our other operating income increased significantly from RMB132 million in 2019 to RMB480 million (US$74 million) in 2020, which mainly attributable to subsidy income and insurance income from Deutsche Hospitality due to COVID-19.

Income (Loss) from Operations. As a result of the foregoing, we had loss from operations of RMB1,686 million (US$257 million) in 2020, compared to income from operations of RMB2,108 million in 2019. Legacy Huazhu’s loss from operations in 2020 was RMB100 million (US$15 million).

Interest Income (Expense), Net. Our net interest expense was RMB414 million (US$64 million) in 2020. Our interest income was RMB119 million (US$18 million), and our interest expense was RMB533 million (US$82 million) in 2020. Our net interest expense was RMB155 million in 2019. Our interest income was RMB160 million, and our interest expense was RMB315 million in 2019. The increase in our net interest expense was primarily due to increased bank borrowings in 2020 compared to 2019 and issuance of the 2026 Notes.

Other Income (Expense), Net. We recorded other expense, net of RMB89 million (US$14 million) in 2020, compared to other income, net of RMB331 million in 2019. Other expense, net in 2020 was primarily attributable to impairment loss on investments totaling RMB92 million.

Unrealized Gains (Losses) from Fair Value Changes of Equity Securities. Our unrealized losses from fair value changes of equity securities were RMB265 million (US$42 million) in 2020, primarily due to decreases in the prices of Accor’s shares. We had unrealized gains from fair value changes of equity securities of RMB316 million in 2019. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as Accor hotels.

Foreign Exchange (Loss) Gain. Our foreign exchange gain was RMB175 million (US$27 million) in 2020, compared to our foreign exchange loss of RMB35 million in 2019. Our foreign exchange gain in 2020 was primarily attributable to the exchange gain related to our investment in Accor in Euro.

Income Tax (Expense) Benefit. Our income tax benefit was RMB215 million (US$33 million) in 2020, compared to income tax expense of RMB640 million in 2019. Our effective tax rate in 2020 was 9.4%, which decreased from 25.0% in 2019. The relative low effective tax rate in 2020 primarily resulted from certain non-taxable loss of the fair value changes in equity securities investments and the valuation allowance provided for deferred tax assets.

Equity Method Investments. Our loss from equity method investments decreased from RMB164 million in 2019 to RMB140 million (US$21 million) in 2020, primarily due to loss incurred by certain of our investee companies.

Net Income (Loss) Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net loss attributable to noncontrolling interest was RMB12 million (US$2 million) in 2020, primarily due to losses from certain of our joint ventures. The net loss attributable to noncontrolling interest was RMB8 million in 2019.

Net Income (Loss) Attributable to Huazhu Group Limited. As a result of the foregoing, net loss attributable to Huazhu Group Limited was RMB2,192 million (US$336 million) in 2020, compared to net income attributable to Huazhu Group Limited of RMB1,769 million in 2019. Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the full year of 2020 was RMB1.8 billion (US$275 million). In 2020, legacy Huazhu’s net loss attributable to Huazhu Group Limited was RMB847 million (US$130 million) and adjusted net loss attributable to Huazhu Group Limited (non-GAAP) was RMB459 million (US$70 million).

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was negative RMB631 million (US$96 million) in 2020, compared with RMB3,555 million in 2019. Adjusted EBITDA (non-GAAP) was negative RMB244 million (US$35 million) in 2020, compared with RMB3,349 million in 2019. This change was primarily due to the impact of COVID-19. In 2020, legacy Huazhu’s EBITDA (non-GAAP) was RMB736 million (US$112 million) and adjusted EBITDA (non-GAAP) was negative RMB1.1 billion (US$172 million).

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues. Our net revenues increased by 11.4% from RMB10,063 million in 2018 to RMB11,212 million in 2019.

●	Leased and Owned Hotels. Net revenues from our leased and owned hotels increased by 3.3% from RMB7,470 million in 2018 to RMB7,718 million in 2019. This increase was primarily due to (1) our continued expansion of leased and owned hotels from 86,787 hotel rooms as of December 31, 2018 to 87,465 hotel rooms as of December 31, 2019; and (2) our RevPAR growth from RMB237 in 2018 to RMB240 in 2019. The increase of RevPAR for our leased and owned hotels was mainly as a result of the increase in the proportion of midscale and upscale hotels.
●	Manachised and Franchised Hotels. Net revenues from our manachised and franchised hotels increased by 32.3% from RMB2,527 million in 2018 to RMB3,342 million in 2019. This increase was primarily due to our continued expansion of manachised hotels from 3,309 hotels and 314,932 hotel rooms as of December 31, 2018 to 4,519 hotels and 418,700 hotel rooms as of December 31, 2019 and franchised hotels from 222 hotels and 21,028 hotel rooms as of December 31, 2018 to 411 hotels and 30,711 hotel rooms as of December 31, 2019. RevPAR for our manachised and franchised hotels increased from RMB186 in 2018 to RMB188 in 2019, mainly attributable to the upgrade of economy hotels and the increase in the proportion of midscale and upscale hotels.
●	Other Revenues. Net other revenues increased from RMB66 million in 2018 to RMB152 million in 2019. This increase was primarily attributable to the increase of revenues from provision of IT products and services to hotels.

Operating Costs and Expenses. Our total operating costs and expenses increased by 16.2% from RMB7,945 million in 2018 to RMB9,236 million in 2019.

●	Hotel Operating Costs. Our hotel operating costs increased by 11.0% from RMB6,476 million in 2018 to RMB7,190 million in 2019. This increase was primarily due to our hotel network expansion and the increase in the proportion of midscale and upscale hotels. The increase in personnel costs, part of hotel operating costs, was also attributable to our expansion of manachised hotels from 3,309 hotels as of December 31, 2018 to 4,519 hotels as of December 31, 2019. Our hotel operating costs as a percentage of net revenues decreased from 64.4% in 2018 to 64.1% in 2019. The year-over-year decrease in the percentage was mainly attributable to the increased portion of manachised and franchised hotels.
●	Selling and Marketing Expenses. Our selling and marketing expenses increased by 22.4% from RMB348 million in 2018 to RMB426 million in 2019. This increase was mainly due to (i) the expansion of our sales and marketing team in order to strengthen our direct sales channels at the hotel and regional levels, (ii) increased bank charges for online payments, and (iii) higher commission fees we paid to online travel agencies. Our selling and marketing expenses as a percentage of net revenues increased from 3.5% in 2018 to 3.8% in 2019.
●	General and Administrative Expenses. Our general and administrative expenses increased from RMB851 million in 2018 to RMB1,061 million in 2019. Our general and administrative expenses as a percentage of net revenues increased from 8.5% in 2018 to 9.5% in 2019. The increase was mainly attributable to (i) our investments to expand our hotel development teams, upscale-brand hotels and IT capabilities, and (ii) costs related to the Deutsche Hospitality acquisition.
●	Pre-opening Expenses. Our pre-opening expenses increased from RMB255 million in 2018 to RMB502 million in 2019. The increase was mainly attributable to the construction of upscale-brand flag-ship hotels in 2019. Our pre-opening expenses as a percentage of net revenues increased from 2.5% in 2018 to 4.5% in 2019.

Other Operating Income, Net. Our other operating income decreased from RMB226 million in 2018 to RMB132 million in 2019, which was mainly attributable to (i) the one-time compensation we received from the selling shareholders of Crystal Orange as the final settlement of the sales and purchase transaction of RMB35 million in 2018, and (ii) compensations received or reversal of losses related to termination of certain leased hotels of RMB93 million in 2018, partially offset by an increase in subsidies income received related to taxes paid in 2019.

Income from Operations. As a result of the foregoing, we had income from operations of RMB2,108 million in 2019, compared to income from operations of RMB2,344 million in 2018.

Interest Income (Expense), Net. Our net interest expense was RMB155 million in 2019. Our interest income was RMB160 million, and our interest expense was RMB315 million in 2019. Our net interest expense was RMB96 million in 2018. Our interest income was RMB148 million, and our interest expense was RMB244 million in 2018. The increase in our net interest expense was primarily due to increased bank borrowings in 2019.

Other Income, Net. Our other income, net increased from RMB203 million in 2018 to RMB331 million in 2019, primarily attributable to higher gains realized from our sales of certain equity securities in 2019.

Unrealized gains (losses) from fair value changes of equity securities. Our unrealized gains from fair value changes of equity securities was RMB316 million in 2019, compared with unrealized losses from fair value changes of equity securities of RMB914 million in 2018. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as Accor hotels.

Foreign Exchange Loss. Our foreign exchange loss decreased from RMB144 million in 2018 to RMB35 million in 2019, which was primarily attributable to the exchange loss related to our investment in Accor in Euro, partially offset by exchange gain of our Euro bank borrowing, as the Euro depreciated against the U.S. dollar in 2019.

Income Tax Expense. Our income tax expenses increased from RMB569 million in 2018 to RMB640 million in 2019. Our effective tax rate in 2019 was 25.0%, which decreased from 40.8% in 2018. The relatively high effective tax rate in 2018 primarily reflected certain non-taxable losses associated with fair value changes in equity securities investments.

Equity Method Investments. Our loss from equity method investments increased from RMB97 million in 2018 to RMB164 million in 2019, primarily due to the loss incurred by certain investees.

Net Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net loss attributable to noncontrolling interest was RMB8 million in 2019, primarily due to losses from certain of our joint ventures. The net income attributable to noncontrolling interest was RMB11 million in 2018.

Net Income Attributable to Huazhu Group Limited. As a result of the foregoing, net income attributable to Huazhu Group Limited increased from RMB716 million in 2018 to RMB1,769 million in 2019.

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) increased from RMB2,272 million in 2018 to RMB3,555 million in 2019. Adjusted EBITDA (non-GAAP) increased from RMB3,269 million in 2018 to RMB3,349 million in 2019. This change was primarily due to the expansion of our hotel network, and the increased proportion of manachised and franchised hotels in 2019.

Outstanding Indebtedness

In November 2017, we issued US$475 million of the 2022 Notes. The 2022 Notes will mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. In 2017, proceeds to us were RMB3,093 million (US$467 million), net of issuance costs of RMB54 million (US$8 million). The Notes can be converted into our ADSs at an initial conversion rate of 5.4869, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$182.25 per ADS). Holders of the Notes may require the Company to repurchase all or a portion of the Notes for cash on November 2, 2020, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In November 2020, we completed put right offer relating to the 2022 Notes. US$6,000 aggregate principal amount of the 2022 Notes were validly surrendered and not withdrawn prior to the expiration of the put right offer.

In March 2019, we entered into a five-year RMB1.2 billion bank loan contract which will expire in March 2024. The interest rate resets every six months, and is based on the People's Bank of China five-year benchmark interest rate on the relevant reset date. The loan contains certain financial covenants including an EBITDA to interest coverage ratio and net tangible assets. In 2020, we obtained an exemption approval for this credit facility waiving the EBITDA to interest coverage ratio covenant until the six-months period ending June 30, 2021, subject to the satisfaction of certain amended covenants. We drew down RMB1.2 billion and repaid RMB89 million RMB179 million in 2019 and 2020, respectively. The weighted average interest rate of borrowings drawn under this agreement was 4.75% for 2019 and 2020.

In December 2019, we entered into a EUR440 million term facility and US$500 million revolving credit facility agreement with several banks. The US$500 million revolving credit facility is available for 35 months from the date of this agreement. The interest rate for each interest period is the aggregate of (i) the applicable margin and (ii) LIBOR (or, in relation to any loan in Euro, EURIBOR). The margin for each loan depends on the applicable leverage range, generally 2.0% per annum. There are some financial covenants including an EBITDA to interest coverage ratio and total equity related to these facilities. On April 17, 2020, our syndication banks approved to release us from the original financial covenants until the six-month period ending June 30, 2021, subject to the satisfaction of certain amended covenants. On December 11, 2020, we obtained a supplemental exemption, which released certain additional covenants contained in the wavier we obtained in April 2020. We have pledged shares of certain of our subsidiaries to secure these facilities. Certain of our subsidiaries also provide subsidiary guarantee for these facilities. We drew down EUR440 million and US$500 million under the facility agreement in 2019 and repaid nil in 2019. We repaid EUR1 million under the EUR440 million term facility. The US$500 million revolving credit had been fully paid off as of December 31, 2020, and the available credit facility under this agreement is US$500 million, which will be due in December 2022. The weighted average interest rate of borrowings drawn under this agreement was 2.86% and 2.89% for 2019 and 2020, respectively.

In May 2020, we issued US$500 million of the 2026 Notes. These notes will mature on May 1, 2026 and bear interest at a rate of 3.00% per annum, payable in arrears semi-annually on May 1 and November 1, beginning November 1, 2020. The 2026 Notes can be converted into our ADSs at an initial conversion rate of 23.9710, subject to adjustment upon the occurrence of certain events, of our ADSs per US$1,000 principal amount of the notes (equivalent to an initial conversion price of approximately US$41.72 per ADS). Holders of the notes may require the Company to repurchase all or a portion of the notes for cash on May 1, 2024, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

As of December 31, 2020, the unutilized credit facility available to us was RMB6.6 billion.

The temporary closure of our hotels and lower occupancy rate during the COVID-19 outbreak since January 2020 may trigger an event of default under our banking arrangements then. As of the date of this annual report, we have obtained the required waiver and will continue to work with all relevant parties to obtain waivers wherever this is required.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, proceeds from our global offering on the Hong Kong Stock Exchange, borrowings from commercial banks and issuance of the 2026 Notes. Our cash and cash equivalents and restricted cash consist of cash on hand, liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use, deposits used as security against borrowings, and deposits restricted due to contract disputes or lawsuits or special purpose. As of December 31, 2020, we had 44 properties for our leased and owned hotels under development. As of December 31, 2020, we expected to incur approximately RMB1,559 million of capital expenditures in connection with certain recently completed leasehold improvements and the funding of the leasehold improvements of those 44 leased and owned hotels. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

We have been able to meet our working capital needs, and based on the above, we believe we have adequate liquidity to fund our working capital and meet our capital expenditures requirements, and other liabilities and commitments when due for at least the next twelve months.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net cash provided by operating activities	3,049	3,293	609	93
Net cash used in investing activities	6,345	285	8,101	1,240
Net cash provided by financing activities	4,248	6,045	883	134
Effect of exchange rate changes on cash and cash equivalents	(24)	62	(300)	(45)
Net increase (decrease) in cash, cash equivalents and restricted cash	928	9,115	(6,909)	(1,058)
Cash, cash equivalents and restricted cash at the beginning of the year	3,956	4,884	13,999	2,145
Cash, cash equivalents and restricted cash at the end of the year	4,884	13,999	7,090	1,087

Operating Activities

In 2018, 2019 and 2020, we financed our operating activities primarily through cash generated from operations.

Net cash provided by operating activities amounted to RMB609 million (US$93 million) in 2020, primarily attributable to (i) an add-back of RMB2,063 million (US$316 million) in noncash lease expense, (ii) an add-back of RMB1,362 million (US$208 million) in depreciation and amortization, and (iii) an add-back of RMB709 million (US$109 million) in impairment loss, partially offset by (i) our net loss of RMB2,204 million (US$338 million), (ii) a decrease of RMB1,640 million (US$251 million) in operating lease liability, and (iii) a deduction of RMB553 million (US$84 million) in deferred taxes.

Net cash provided by operating activities amounted to RMB3,293 million in 2019, primarily attributable to (i) our net income of RMB1,761 million, (ii) an add-back of RMB2,235 million in noncash lease expense, (iii) an add-back of RMB991 million in depreciation and amortization, and (iv) an increase of RMB408 million in accrued expenses and other current liabilities, partially offset by (i) a decrease in operating lease liability of RMB2,036 million; and (ii) a deduction of investment income of RMB477 million.

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

Net cash provided by operating activities decreased from RMB3,293 million in 2019 to RMB609 million (US$93 million) in 2020, primarily due to the impact of COVID-19, a change from net income of RMB1,761 million in 2019 to net loss of RMB2,204 million (US$338 million) in 2020 and an increase in deferred taxes from RMB38 million in 2019 to RMB553 million (US$84 million) in 2020, partially offset by (i) an increase in impairment loss from RMB13 million in 2019 to RMB709 million (US$109 million) in 2020, (ii) a change from investment income of RMB477 million in 2019 to investment loss of RMB108 million (US$17 million) in 2020, (iii) an increase in depreciation and amortization from RMB991 million in 2019 to RMB1,362 million (US$208 million) in 2020.

Net cash provided by operating activities increased from RMB3,049 million in 2018 to RMB3,293 million in 2019, primarily due to our strong core operation performance, an increase in our net income from RMB727 million in 2018 to RMB1,761 million in 2019, an increase in change of accrued expenses and other current liabilities from RMB140 million in 2018 to RMB408 million in 2019, and an increase in depreciation and amortization from RMB891 million in 2018 to RMB991 million in 2019, partially offset by a change from investment loss of RMB1,009 million in 2018 to investment income of RMB477 million in 2019.

Investing Activities

Our cash used in investing activities in 2020 is primarily related to acquisitions, net of cash received of RMB5,060 million (US$775 million), purchase of property and equipment of RMB1,745 million (US$267 million), and purchase of investments of RMB1,702 million (US$261 million).

Net cash used in investing activities increased from RMB285 million in 2019 to RMB8,101 million (US$1,240 million) in 2020, primarily due to (i) an increase in acquisitions, net of cash received from RMB244 million in 2019 to RMB5,060 million (US$775 million) in 2020, which was primarily in connection with the acquisition of Deutsche Hospitality, and (ii) purchase of short term and long term investments increased from RMB328 million to RMB1,702 million (US$261 million), which were primarily related to purchase of Accor’s shares, and (iii) a decrease in proceeds from maturity/sale and return of investments from RMB2,002 million in 2019 to RMB396 million (US$61 million) in 2020.

Net cash used in investing activities decreased from RMB6,345 million in 2018 to RMB285 million in 2019, primarily due to (i) a decrease in purchases of investments from RMB4,959 million in 2018 to RMB328 million in 2019, mainly due to our purchase of equity securities of Accor in 2018, and (ii) an increase in proceeds from maturity/sale of investments from RMB177 million to RMB2,002 million in 2019, mainly associated with the sale of part of our equity securities of Accor in 2019, partially offset by an increase in purchases of property and equipment from RMB1,115 million in 2018 to RMB1,527 million in 2019, mainly due to the construction of upscale hotels.

Financing Activities

Our major financing activities since 2018 consist of loans with commercial banks, proceeds from global offering on the Hong Kong Stock Exchange, issuance of the 2026 Notes and payment of dividends.

Net cash provided by financing activities decreased from RMB6,045 million in 2019 to RMB883 million (US$134 million) in 2020. Net cash provided by financing activities in 2020 primarily consisted of (i) net proceeds of RMB6,018 million (US$922 million) from our global offering on the Hong Kong Stock Exchange, (ii) proceeds from issuance of convertible senior notes, net of issuance cost of RMB3,499 million (US$536 million), (iii) proceeds from short-term bank borrowings of RMB1,658 million (US$254 million), and (iv) proceeds from long-term bank borrowings of RMB1,652 million (US$253 million), partially offset of (i) repayment of long-term bank borrowings of RMB9,163 million (US$1,405 million); and (ii) repayment of short-term bank borrowings of RMB1,993 million (US$306 million).

Net cash provided by financing activities increased from RMB4,248 million in 2018 to RMB6,045 million in 2019. Net cash provided by financing activities in 2019 primarily consisted of (i) proceeds of RMB13,176 million from long-term bank borrowings and (ii) proceeds of RMB2,214 million from short-term bank borrowings, partially offset by (i) repayment of long-term bank borrowings of RMB6,760 million and (ii) repayment of short-term bank borrowings of RMB1,902 million.

Net cash provided by financing activities in 2018 primarily consisted of (i) proceeds of RMB4,275 million from long-term bank borrowings and (ii) proceeds of RMB928 million from short-term bank borrowings, partially offset by (i) repayment of long-term bank borrowings of RMB799 million, and (ii) repayment of short-term bank borrowings of RMB128 million.

Restrictions on Cash Transfers to Us

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries, is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2020, approximately RMB3,846 million (US$589 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

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

The EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding tax rate. A holding company which is a tax resident in Hong Kong, for example, would be subject to a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends. In 2018, we revised our dividend policy to maintain a moderate dividend distribution every year with the range of 0.5% to 2.0% of its market capitalization from current year net income starting from 2018. Our board of directors has complete discretion in deciding whether to distribute dividends and the dividend amounts within the approved range. We are restricted from distributing cash dividends until June 30, 2021 pursuant to the waiver from certain financial covenants that we obtained on April 17, 2020 for the syndicated bank loans and therefore did not accrue PRC dividend withholding tax in 2020.

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

Our German subsidiaries are permitted to pay dividends from their distributable profit as long as there are no agreements, such as debt covenants, that restrict such payments, in which regulations applying to stock corporations (Aktiengesellschaft) have to be taken into account. Pursuant to the Companies Act (Chapter 50) of Singapore, dividends are only payable out of profits. Typically, the directors will recommend a particular rate of dividend and the company will, in general meetings, declare the dividend subject to the maximum recommended by the directors.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

Capital Expenditure

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB1,451 million, RMB1,881 million and RMB1,533 million (US$235 million) in 2018, 2019 and 2020, respectively. Our capital expenditures in 2020 consisted of RMB1,508 million (US$231 million) in property and equipment, RMB22 million (US$3.5 million) in software and license, and RMB3 million (US$0.5 million) in land use right. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Technology Infrastructure and Digitalization” and “— Intellectual Property”.

5.D. Trend Information

Our wholly owned subsidiary, Jizhu Information and Technology (Shanghai) Co., Ltd (“Jizhu Shanghai”), which was previously known as Mengguang Information and Technology (Shanghai) Co., Ltd, as a recognized software development entity located in Shanghai of PRC, is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Jizhu Shanghai has entered into the first tax profitable year for the year ended December 31, 2014. Therefore, Jizhu Shanghai applied tax exemption from 2014 to 2015, and was subject to a preferential tax rate of 12.5% from 2016 to 2018. In November 2018, Jizhu Shanghai was qualified as a high and new tech enterprise, resulting in it being subject to a reduced tax rate of 15% in 2019 and 2020. Another PRC subsidiary, H-world Information and Technology Co., Ltd. has been qualified as a high and new tech enterprise, resulting in it subject to a reduced tax rate of 15% in 2019, 2020 and 2021. The aggregate amount and per share effect of tax holidays were as follows:

	Year Ended December 31,
	2018	2019	2020
	(RMB)	(RMB)	(RMB)
	(In millions, except per share data)
Aggregate amount	31	45	31
Per share effect—basic	0.11	0.16	0.11
Per share effect—diluted	0.10	0.15	0.11

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

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due in the Year Ending December 31,						Payment Due
	Total	2021	2022	2023	2024	2025	Thereafter

	(In RMB millions)
Operating Lease Obligations	52,783	3,931	4,032	4,050	4,004	3,850	32,916
Financing Lease Obligation	4,288	129	144	146	147	147	3,575
Purchase Obligations	360	360	—	—	—	—	—
Bank Borrowing and Other Debt, with Principal and Interest	6,093	1,298	4,020	416	247	53	59
Convertible Senior Notes with Principal and Interest	6,728	110	3,209	98	3,311	—	—
Total	70,252	5,828	11,405	4,710	7,709	4,050	36,550

Our operating lease obligations related to our obligations under lease agreements with lessors of our leased hotels , including lease contracts we had entered into as of December 31, 2020, which are not included in our consolidated financial statements for the year of 2020 as the lease inception dates were after 2020. Our purchase obligations primarily consisted of contractual commitments in connection with leasehold improvements and installation of equipment for our leased hotels.

According to the subscription agreements entered into in 2018, D.H. Deutsche Hospitality GmbH, Frankfurt am Main (Germany) committed to purchase shares in a fund of Commerz Real for European hotel real estate up to EUR12 million.

As of December 31, 2020, we recorded liabilities of uncertain tax benefits of approximately RMB50 million (US$8 million) mainly associated with the interests on intercompany loans and other permanent differences related to Corporate Income and Trade Taxes.

In 2019, we obtained a long-term facility of EUR440 million and US$500 million with some financial covenants including interest coverage ratio, leverage and book equity. The annual interest rate of the borrowings was 2.86% and 2.89% for 2019 and 2020, respectively.

Our 2026 Notes are in the aggregate principal amount of US$500 million and will mature in 2026, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 23.9710, subject to change, of our ADSs per US$1,000 principal amount of the Notes. The conversion rate is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the Notes for cash on May 1, 2024, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The Notes bear interest at a rate of 3.00% per annum, payable in arrears semi-annually on May 1 and November 1, beginning November 1, 2020. Our 2022 Notes are in the aggregate principal amount of US$475 million and will mature in November 2022, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 5.4869, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the Notes. The conversion rate is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the Notes for cash on November 2, 2020, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The Notes bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. On November 2, 2020, we repurchased a total of US$6,000 aggregate principal amount of the Notes. As of the date of this annual report, 2022 Notes amounted US$14,000 had been converted to ADSs.

5.G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our anticipated growth strategies, including developing new hotels at desirable locations in a timely and cost-effective manner and launching a new hotel brand;
●	our future business development, results of operations and financial condition;
●	expected changes in our revenues and certain cost or expense items;
●	our ability to attract customers and leverage our brand;
●	trends and competition in the lodging industry; and
●	health epidemics, pandemics and similar outbreaks, including COVID-19.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is No. 699 Wuzhong Road, Minhang District Shanghai 201103, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title
Qi Ji	54	Founder, Executive Chairman of the Board of Directors, Chief Executive Officer
John Jiong Wu	53	Co-founder, Independent Director
Tong Tong Zhao	54	Co-founder, Independent Director
Shangzhi Zhang	67	Director
Jian Shang	53	Independent Director
Sébastien Bazin	59	Director
Gaurav Bhushan	49	Alternate Director to Sébastien Bazin
Theng Fong Hee	66	Independent Director
Lei Cao	46	Independent Director
Min (Jenny) Zhang	47	Director and Vice-chairlady
Hui Jin	43	President
Xinxin Liu	43	Chief Digital Officer
Teo Nee Chuan	50	Chief Financial Officer

Qi Ji is our founder, and was appointed as a director on February 2007. Mr. Ji has also served as the executive chairman of our board since August 2009, and our chief executive officer since November 2019. Mr. Ji also serves as a director in China Lodging Holdings Singapore Pte. Ltd and China Lodging Investment Limited, all of which are subsidiaries of our company. Prior to his current role, he also served as our chief executive officer from January 2012 to May 2015 and from 2007 to August 2009. He co-founded Home Inns & Hotels Management Inc. and served as its chief executive officer from 2002 to January 2005. He also co-founded Trip.com (a company listed on the NASDAQ, ticker symbol: TCOM), one of the largest online travel services providers in China, in 1999, acted as its chief executive officer and president until 2001, and currently serves on Trip.com’s board as an independent director. Mr. Ji received his bachelor degree in engineering mechanics and master degree in mechanical engineering from Shanghai Jiao Tong University in the PRC in 1989 and February 1992, respectively.

John Jiong Wu, a co-founder of our company, has served as our director since January 2007. He is founding partner and chairman of FengHe Fund Management Pte. Ltd. He served as the venture partner of Northern Light Venture Capital and was an angel investor and the chief technology officer of Alibaba Group from 2000 to 2007. Mr. Wu was a non-executive director of Viva Biotech Holdings (a company listed on the Hong Kong Stock Exchange, stock code: 1873) from 2018 to 2020. Mr. Wu received his Bachelor of Science in Computer Science degree from the University of Michigan in August 1989.

Tong Tong Zhao, a co-founder of our company, has served as our director since February 2007. Ms. Zhao has served in several companies, including the supervisor of Shanghai Asia-Tang Health Technology Development Co., Ltd., the executive director of Shanghai Hong Ying Hi-Tech Co., Ltd., and the executive director of Shanghai Xie Cheng Science and Technology Co., Ltd.. Ms. Zhao received her Master of Engineering degree from Shanghai Jiao Tong University in the PRC in March 1992 and her Master of Business Administration degree from McGill University in Canada in June 2003. She also obtained her bachelor’s degree with a major in biomedical engineering and instrument from Southeast University in the PRC in July 1989.

Shangzhi Zhang has served as our director since June 2016. Mr. Zhang has been the executive director of Tianjin Amis Hotel Management Company since 2009. He acted as general delegate of Accor Hotel Group in China from January 1999 to December 2008, during which he was concurrently appointed as the executive director and general manager of Tianjin Accor Hotel Management Co., Ltd. in March 2003, and was responsible for brand Ibis’ development and operation in China. He successively served as head of manager office, assistant to general manager and deputy general manager at China Export Commodity Bases Development Corporation, from January 1993 to 1998. Prior to that, Mr. Zhang held several positions at the Ministry of Foreign Economic Relations and Trade of PRC from February 1978 to December 1992. He was third secretary of the Commercial Bureau of Chinese Embassy in Zaire from October 1981 to September 1985. Mr. Zhang graduated from the University of International Business and Economics (formerly known as Beijing Institute of Foreign Trade) in the PRC with a major in French in January 1978. He studied for “joint interpreting and conference service” program at the Commission of the European Communities in Brussels from September 1987 to February 1988 and the French National School of Administration (École Nationale D’administration) in France from 1990 to 1991. In 2014, Mr. Zhang received the medal award of “Chevalier de Legion d’honneur” from French government.

Jian Shang has served as our independent director since May 2014. Mr. Shang has been the general manager of Hong Shang Asset Management Co., Ltd. since July 2013. From September 2006 to November 2012, he served as chief executive officer of UBS SDIC Fund Management Company. Prior to that, he served as chief executive officer of Yin Hua Fund Management Co., Ltd., deputy chief executive officer of Hua An Fund Management Co., Ltd, and head of strategic planning of Shanghai Stock Exchange respectively from January 2001 to June 2006. Previously, he was a deputy division director of CSRC. Mr. Shang has been an independent non-executive director of Shanghai Realway Capital Assets Management Co., Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 1835) since October 2018. Mr. Shang obtained his PhD in business administration and master of arts in economics from University of Connecticut in the United States in December 1997 and December 1994, respectively, and his bachelor’s degree with a major in industrial and foreign trade from Shanghai Jiao Tong University in the PRC in July 1989.

Sébastien Bazin has served as our director since January 2016. He serves as the chairman and chief executive officer of Accor (a company listed on the Euronext Paris (EPA) (stock code: AC) and London Stock Exchange (stock code: 0H59)), where he has served as a director since January 2006. Prior to that, he served as a member of the supervisory board of Accor since May 2005, and was responsible for participating in decision making of strategic matters of Accor. Mr. Bazin is also the vice chairman of the supervisory board of Gustave Roussy Foundation. Previously, Mr. Bazin was a managing director and chief executive officer in Colony Capital SAS (Paris), a private-equity firm, from December 1997 to May 2013 and subsequently the president in Colony Capital SAS (Paris) from May to September 2013. Mr. Bazin has been an independent director of General Electric Company (a company listed on the New York Stock Exchange, ticker symbol: GE) since April 2016. He had also been a non-executive and non-independent director of Banyan Tree Holdings Ltd. (a company listed on the Singapore Exchange, stock code: B58) from October 2017 to December 2017. Mr. Bazin has earned his master’s degree in business management from Paris-Sorbonne University in France in 1985.

Gaurav Bhushan has been an alternate director to Sébastien Bazin since April 2016. Mr. Bhushan began his career with Accor in 1995 in Australia, where he held various posts in operations and finance before moving into development. Mr. Bhushan was the business development manager for Accor in Australia and New Zealand in 2000, and then VP development for North Asia and the Pacific region in 2004, and was subsequently appointed as the chief development and investment officer for Asia-Pacific from November 2011 to June 2015. Mr. Bhushan has led the Asia Pacific development teams of Accor since 2006. He was the global chief development officer of Accor from July 2015 to October 2020, responsible for overseeing the group’s hotel development strategy worldwide. Mr. Bhushan has been the chief executive officer of the Lifestyle division of Accor since October 2020. Mr. Bhushan joined Accor’s executive committee in January 2017. Mr. Bhushan has also been a non-executive and non-independent director of Banyan Tree Holdings Ltd. (a company listed on the Singapore Exchange, stock code: B58) since December 2017. He obtained a Master of Business Administration degree from the Royal Melbourne Institute of Technology in Australia in October 1997 and a graduate diploma in Applied Finance & Investments from the Securities Institute of Australia in March 2002.

Theng Fong Hee has served as our independent director of the Company since July 2020. Mr. Hee is a qualified advocate and solicitor in Singapore with over 30 years of experience. He has been a consultant of Harry Elias Partnership LLP since January 2014. Mr. Hee is a fellow of Singapore Institute of Arbitrators and Chartered Institute of Arbitrators (UK). He is also on the panel of arbitrators in various arbitration institutions including Singapore International Arbitration Centre (SIAC), China International Economic and Trade Arbitration Commission (CIETAC), Beijing Arbitration Commission (BAC), Shanghai International Economic and Trade Arbitration Commission (SHIAC), Hong Kong International Arbitration Centre (HKIAC), Hainan International Arbitration Court (HIAC), Chongqing Arbitration Commission (CQAC) and Asian International Arbitration Centre (AIAC). Mr. Hee is also an ambassador of Singapore International Mediation Centre (SIMC) and has been an accredited mediator of Singapore Mediation Centre (SMC) since March 2017. He serves as an independent director of several listed companies, including Zheneng Jinjiang Environment Holding Company Limited (a company listed on the Singapore Exchange, stock code: BWM) since June 2016, Straco Corporation Limited (a company listed on the Singapore Exchange, stock code: S85) since April 2016, Yanlord Land Group Limited (a company listed on the Singapore Exchange, stock code: Z25) since October 2017, China Aviation Oil (Singapore) Corporation Ltd (a company listed on the Singapore Exchange, stock code: G92) since April 2019, Haidilao International Holding Ltd. (a company listed on the Hong Kong Stock Exchange, stock code:6862) since September 2018, Tye Soon Limited (a company listed on the Singapore Exchange, stock code: BFU) from May 1997 to June 2020, APAC Realty Limited (a company listed on the Singapore Exchange, stock code: CLN) from September 2017 to June 2020, First Resources Limited (a company listed on the Singapore Exchange, stock code: EB5) from October 2007 to May 2018, YHI International Limited (a company listed on the Singapore Exchange, stock code: BPF) from May 2003 to April 2018, and Datapulse Technology Limited (a company listed on the Singapore Exchange, stock code: BKW) from January 1994 to December 2017. Mr. Hee was also a director of Chinese Development Assistance Council from June 2012 to June 2018 and Singapore Chinese Cultural Centre from May 2015 to September 2019. He has been a director of Chua Foundation of Singapore since March 2015, F&H Singhome Fund II Ltd. since April 2012, F&H Singhome Fund III Ltd. since August 2015 and independent non-executive director of Greenland (Singapore) Trust Management Pte. Ltd. since April 2018. Mr. Hee was awarded the Public Service Medal and Public Service Star awards by the Ministry of Home Affairs of Singapore respectively in 2008 and 2015. He was also appointed as a Justice of the Peace in April 2018. Mr. Hee obtained his bachelor’s degree in law from National University of Singapore (formerly known as the University of Singapore) with honors in Singapore in May 1979 and also received a diploma in Chinese law from Soochow University in the PRC in October 2004. He has been admitted as an advocate and solicitor by the Supreme Court of Singapore since October 1981.

Lei Cao has served as our independent director since July 2020. She has been the head of tax Greater China in Philips Electronic Singapore Pte Ltd. since May 2012. Prior to that, Ms. Cao served as a senior tax director from January 2010 to May 2012 and a tax director from October 2007 to December 2009 in Philips China Investment Co., Ltd. She was also a tax director in Philips Electronics Singapore Pte Ltd from January 2006 to September 2007 and the senior tax manager in Philips China Investment Co., Ltd. from November 2003 to December 2005. Her primary role is to manage a team to provide tax solutions for Philips group in the responsible market, as well as to support and secure Philips group’s interests and operations. Previously, Ms. Cao worked in Deloitte Touche Tohmatsu Certified Public Accountants LLP from September 1995 to October 2003 under various roles and her last position was a manager in the tax and business advisory department. Ms. Cao received a bachelor’s degree with a major in international business management from Shanghai University of Finance and Economics in the PRC in July 1995. Ms. Cao is a PRC Certified Public Accountant, who has obtained her qualification from Shanghai Institute of Certified Public Accountants in December 2009, and is also a PRC Certified Tax Agent, who has obtained her qualification from Shanghai Certified Tax Agent Management Center in June 2000.

Min (Jenny) Zhang joined us in September 2007 and has served as our executive vice-chairlady since November 2019.and subsequently as Vice Chairlady since July 2020. She also served as our chief executive officer from May 2015 to November 2019, our president from January 2015 to May 2015, our chief financial officer from March 2008 to May 2015, our chief strategic officer from November 2013 to January 2015 and our senior vice president of finance from September 2007 to February 2008. Ms. Zhang has been an independent director of LAIX Inc (a company listed on the New York Stock Exchange, ticker symbol: LAIX) since May 2020. She had also been an independent non-executive director of Genscript Biotech Corporation (a company listed on the Hong Kong Stock Exchange, stock code: 1548) from August 2015 to November 2018, and an independent director of OneSmart Education Group Limited (a company listed on the New York Stock Exchange, ticker symbol: ONE) from March 2018 to February 2020. Ms. Zhang received a Master of Business Administration degree from Harvard Business School in the United States in June 2003. She also obtained her bachelor’s degree in international business management and master’s degree in business management from the University of International Business and Economics in the PRC in June 1994 and July 1997, respectively. Ms. Zhang is a Fellow of The Aspen China Fellowship Program and a member of the Aspen Global Leadership Network.

Teo Nee Chuan joined us in November 2015 as deputy chief financial officer and has served as our chief financial officer since March 2016. Prior to joining us, he was chief financial officer of Rnomac International Limited, from November 2011 to August 2015. Mr. Teo worked in DDB Greater China Group, was appointed as the chief financial officer in September 2009, and was additionally appointed as the director of operations in January 2011. He previously served in Focus Media Group and was appointed as the financial deputy director in June 2007. Prior to that, from September 1994 to May 2007, Mr. Teo worked at Ernst & Young and Ernst & Young Business Services Ltd. in various positions in Kuala Lumpur and Toronto, including as a senior manager in the Transaction Advisory Services. Mr. Teo has been an independent director of 111, Inc. (a company listed on the NASDAQ, ticker symbol: YI) since September 2018. Mr. Teo received his Bachelor of Science in Accounting and Financial Analysis degree from The University of Warwick in the United Kingdom in July 1994. He is a Chartered Certified Accountant in the United Kingdom, who has obtained his qualification in July 1998 from The Association of Chartered Certified Accountants, and is a Certified Public Accountant in the United States and Hong Kong, who has obtained his qualification from American Institute of Certified Public Accountants in May 2002 and Hong Kong Society of Accountants in October 2003, respectively.

Hui Jin joined us in 2005 and has served as our president since June 2016. He has also served as director of our Development Department, vice president and executive vice president of our Group, respectively. Mr. Jin worked with Shanghai Home Inns Hotels Management Limited as regional development manager during the period from March 2004 to December 2004. Mr. Jin received his executive master’s degree from China Europe International Business School in the PRC in August 2014, and a Bachelor of Science degree in Psychology from the East China Normal University in the PRC in July 2000.

Xinxin Liu joined us in 2012 and has served as our chief digital officer since 2019. She has previously served as our chief information officer. She was the founder and CEO of H-World Information and Technology Co., Ltd., which is an IT company incubated by our Group in November 2013. Prior to joining us, Ms. Liu worked in Alcatel-Lucent Shanghai Bell from July 1999 to September 2012, and was the IT head before she left. Ms. Liu received her master’s degree in master of business administration from Fudan University in the PRC in January 2008, and her bachelor’s degree in economic information management from Beijing Technology and Business University(formerly known as Beijing Business Academy) in the PRC in June 1999.

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

6.B. Compensation

For the fiscal year ended December 31, 2020, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB10 million (US$2 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

●	Options. Each option agreement must specify the exercise price. The exercise price of an option must not be less than 100% of the fair market value of the underlying shares on the option grant date, and a higher percentage may be required. The term of an option granted under the Amended and Restated 2007 and 2008 Plans must not exceed ten years from the date the option is granted, and a shorter term may be required.

●	Share Purchase Rights. A share purchase right is a right to purchase restricted stock. Each share purchase right under the Amended and Restated 2007 and 2008 Plans must be evidenced by a restricted stock purchase agreement between the purchaser and us. The purchase price will be determined by the administrator. The share purchase rights will automatically expire if not exercised by the purchaser within 30 days after the grant date.

The following briefly describes the principal features of the various awards that may be granted under our Amended 2009 Plan:

●	Options. The purchase price per share under an option will be determined by a committee appointed by our board and set forth in the award agreement. The term of an option granted under the Amended 2009 Plan must not exceed ten years from the grant date, and a shorter term may be required.
●	Restricted Stock and Restricted Stock Units. An award of restricted stock is a grant of our ordinary shares subject to restrictions the committee appointed by our board may impose. A restricted stock unit is a contractual right that is denominated in our ordinary shares, each of which represents a right to receive the value of a share or a specified percentage of such value upon the terms and conditions set forth in the Amended 2009 Plan and the applicable award agreement.
●	Other Stock-based Awards. The committee is authorized to grant other stock-based awards that are denominated or payable in or otherwise related to our ordinary shares such as stock appreciation rights and rights to dividends and dividend equivalents. Terms and conditions of such awards will be determined by the committee appointed by our board. Unless the awards are granted in substitution for outstanding awards previously granted by an entity that we acquired or combined, the value of the consideration for the ordinary shares to be purchased upon the exercise of such awards shall not be less than the fair market value of the underlying ordinary shares on the grant date.

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

The following tables summarize options and restricted stocks that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of December 31, 2020.

	Ordinary Shares
	Underlying Options	Exercise Price
Name	Awarded	(US$/Share)	Date of Grant	Date of Expiration
Qi Ji	400,000	1.53	October 1, 2009	October 1, 2019
	436,348	2.7525	July 17, 2012	July 17, 2018
Tong Tong Zhao	100,000	1.53	October 1, 2009	October 1, 2019
John Jiong Wu	100,000	1.53	October 1, 2009	October 1, 2019
Min (Jenny) Zhang	1,470,000	1.40	October 1, 2007	October 1, 2017
	300,000	1.53	November 20, 2009	November 20, 2019
	207,784	2.7525	July 17, 2012	July 17, 2018
Hui Jin	*	0.50	February 4, 2007	February 4, 2017
	*	4.265	March 31, 2011	March 31, 2017
	*	5.415	May 13, 2014	May 13, 2020
	*	4.925	March 31, 2015	March 31, 2021
Xinxin Liu	*	5.415	May 13, 2014	May 13, 2020
Other individuals as a group	16,916,570	0.50-5.415	February 4, 2007 – April 1, 2015	February 4, 2017 – April 1, 2021

Ordinary Shares
Underlying Restricted
Name	Stocks Awarded	Date of Grant
Qi Ji	200,000	August 6, 2011
	897,880	July 17, 2012
	1,697,187	March 17, 2015
	1,098,224	March 26, 2015
Shangzhi Zhang	*	January 18, 2012
	*	January 10, 2013
	*	December 10, 2014
	*	March 13, 2017
Min (Jenny) Zhang	313,944	July 17, 2012
	73,188	March 16, 2015
	907,983	March 17, 2015
	587,539	March 26, 2015
Hui Jin	*	March 31, 2011
	*	July 2, 2012
	*	July 1,2013
	*	July 17, 2014
	*	March 26, 2015
Jian Shang	*	May 5, 2014
	*	July 23, 2020
Teo Nee Chuan	*	January 15, 2016
	*	March 18, 2020
Xinxin Liu	*	January 10, 2013
	*	July 1, 2013
	*	July 17, 2014
	*	March 26, 2015
	*	March 17, 2017
	*	March 27, 2018
	*	March 7, 2019
	*	March 18, 2020
Lei Cao	*	July 23, 2020
Other individuals as a group	11,400,704	February 7, 2011 – November 3, 2020

*     Upon exercise of all options granted and vesting restricted stock granted, would beneficially own less than 1% of our outstanding ordinary shares.

6.C. Board Practices

General

Our board of directors currently consists of nine directors and one alternative director. Under our amended and restated memorandum and articles of association, which came into effect upon our initial public offering, our board of directors shall consist of at least two directors. Pursuant to our articles of association, our directors may be elected by our shareholders. If our board appoints any person as a director to fill a casual vacancy or as an addition to our existing board, such director shall be subject to re-election at our subsequent general meeting or annual general meeting. There is no shareholding requirement for qualification to serve as a member of our board of directors.

Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

We believe that each of Ms. Tong Tong Zhao, Mr. John Jiong Wu, Mr. Jian Shang, Mr. Theng Fong Hee and Ms. Lei Cao is an “independent director” as that term is used in NASDAQ corporate governance rules.

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

Audit Committee

Our audit committee consists of three directors, namely Mr. Jian Shang, Mr. Theng Fong Hee and Ms. Lei Cao. All directors satisfy the “independence” requirements of the NASDAQ Global Select Market and the SEC regulations. The chairman of our audit committee is Mr. Jian Shang, who is qualified as an audit committee financial expert within the meaning of the SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	setting clear hiring policies for employees or former employees of the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related-party transactions;
●	discussing the annual audited financial statements with management and the independent auditors;
●	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
●	reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives and actions;
●	reviewing policies with respect to risk assessment and risk management;
●	reviewing our disclosure controls and procedures and internal control over financial reporting;
●	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within GAAP that have been discussed with management and all other material written communications between the independent auditors and management;
●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
●	meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee

Our compensation committee consists of Mr. John Jiong Wu and Mr. Jian Shang. Both directors satisfy the “independence” requirements of NASDAQ Marketplace Rules and the SEC regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

●	reviewing and approving the compensation for our senior executives;
●	reviewing and evaluating our executive compensation and benefits policies generally;
●	reporting to our board of directors periodically;
●	evaluating its own performance and reporting to our board of directors on such evaluation;
●	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and
●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

6.D. Employees

We had 15,699, 18,352 and 23,028 employees as of December 31, 2018, 2019 and 2020, respectively. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Some of our employees are represented by unions, with a variety of collective bargaining agreements in place. Generally, we consider the relationships between us and the unions that represent our employees to be respectful.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2021 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	99,349,338	(2)	30.9%
John Jiong Wu	7,674,388	(4)	2.4%
Tong Tong Zhao	26,324,652	(3)	8.2%
Shangzhi Zhang	*		*
Jian Shang	*		*
Sébastien Bazin	—		—
Gaurav Bhushan	—		—
Theng Fong Hee	—		—
Lei Cao	—		—
Min (Jenny) Zhang	*		*
Teo Nee Chuan	*		*
Hui Jin	*		*
Xinxin Liu	*		*
All Directors and Executive Officers as a Group	107,445,101	(5)	33.4%
Principal Shareholders:
Winner Crown Holdings Limited	72,065,369	(6)	22.4%
East Leader International Limited	26,224,652	(7)	8.1%
Invesco Ltd.	37,090,793	(8)	11.5%
Trip.com Group Limited	22,049,446	(9)	6.9%

*     Less than 1%.

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days after March 31, 2021. Percentage of beneficial ownership of each listed person or group is based on (i) 321,801,467 ordinary shares outstanding as of March 31, 2021, and (ii) the ordinary shares underlying share options exercisable by such person within 60 days after March 31, 2021.

(2)	Includes (i) 72,065,369 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 1,059,317 ordinary shares held by Mr. Qi Ji, and (iii) 16,000,000 Restricted ADSs representing 16,000,000 ordinary shares, and 10,224,652 ordinary shares held by East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated November 27, 2014. East Leader is wholly owned by Perfect Will Holdings Limited, or Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd., or Asia Square, as nominee for J. Safra Sarasin Trust Company (Singapore) Ltd., or Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries.
(3)	Includes (i) 100,000 ordinary shares, and (ii) 16,000,000 Restricted ADSs and 10,224,652 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.
(4)	Includes 7,674,388 ordinary shares held by Mr. John Jiong Wu.
(5)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2021 held by all of our directors and executive officers as a group.
(6)	Winner Crown is a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji, our founder and executive chairman, and his family members, are the beneficiaries. Mr. Ji is the sole director of Winner Crown. The address of Winner Crown is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	East Leader is a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Asia Square Holdings Ltd., as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which Ms. Tong Tong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader. The address of East Leader is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(8)	Based on Amendment No. 2 to Schedule 13G filed with the SEC on February 9, 2021 by Invesco Ltd.
(9)	Includes (i) 7,202,482 ordinary shares that Trip.com purchased from us, (ii) an aggregate of 11,646,964 of our ordinary shares that Trip.com purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 3,200,000 ADSs representing 3,200,000 ordinary shares that Trip.com subscribed in our initial public offering. Trip.com is a Cayman Islands company and its address is 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.

As of March 31, 2021, we had 321,801,467 ordinary shares issued and outstanding. To our knowledge, we had two record shareholders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders has different voting rights from other shareholders since the closing of our initial public offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Trip.com

We conduct transactions in the ordinary course of our business with Trip.com, an entity in which Mr. Qi Ji, our founder, is a co-founder and independent director. Trip.com rendered reservation services to us to facilitate our customers in making reservations at our hotels from Trip.com’s hotel booking system. In 2020, the aggregate commission fees of our leased and owned hotels paid to Trip.com for its reservation services amounted to RMB78 million (US$12 million). In 2020, the lease expenses of our leased and owned hotel paid to Trip.com amounted to RMB18 million (US$3 million).

In a private placement before our initial public offering in 2010, Trip.com purchased 7,202,482 ordinary shares from us and an aggregate of 11,646,964 of our ordinary shares from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited at a price equal to the initial public offering price per share. The investments by Trip.com were made pursuant to transactions exempt from registration under the Securities Act. In connection with these transactions, Trip.com was granted registration rights substantially similar to those granted to certain holders of our registrable securities under our amended and restated shareholders agreement. In addition, we have granted Trip.com the right to nominate one person to serve on our board as long as Trip.com and its affiliates continuously maintain (i) at least 5% of our total outstanding ordinary shares in the three years following the closing of our initial public offering and (ii) at least 8% of our total outstanding ordinary shares thereafter. In addition, Trip.com subscribed a total of 3,200,000 ADSs in our initial public offering at the initial public offering price. The ADSs issued and sold to Trip.com are on the same terms as the other ADSs being offered in our initial public offering.

In 2020, we provided marketing and training services to Trip.com and recorded service fees amounted to RMB66 million (US$10 million).

Transaction with Sheen Star

In April 2014, we set up Sheen Star Group Limited, or Sheen Star, together with Mr. Qi Ji and an independent third party. We own 19.99% of the equity interest in Sheen Star and Mr. Qi Ji owns 50.01%. We recognized service fees from Sheen Star in the amount of RMB4 million (US$1 million) in 2020.

We recognized interest income from Sheen Star of RMB1 million (US$0.2 million) in 2020.

Transaction with Accor

In January 2016, we completed strategic alliance transactions with Accor to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. After the transaction, Accor became one of our principal shareholders and was granted a right to nominate one director to our board of directors. We recorded brand use fee, reservation and other related service fee to Accor of RMB17 million(US$3 million) in 2020. We also recognized service fee from Accor of RMB3 million (US$0.5 million) in 2020.

Transaction with Cjia Group

China Cjia Group Limited (the “Cjia Group”) is one of our equity investees. We sold goods and provided IT and other services to Cjia Group amounted to RMB18million (US$3 million) in 2020. We incurred service fee to Cjia Group for its consultation services amounted to RMB17 million (US$3 million) in 2020. We incurred early termination compensation to Cjia Group amounted to RMB8 million (US$1 million) in 2020.

In 2020, we recognized sublease income from Cjia Group amounted to RMB9 million (US$1 million) in 2020.

In 2020, we purchased property and equipment of RMB11 million (US$2 million) from Cjia Group.

Transaction with China Hospitality JV

In 2018, we, together with TPG, formed China Hospitality JV, Ltd. (“China Hospitality JV”), in which we own 20% equity interest. We recognized early termination compensation income from China Hospitality JV amounted to RMB26 million (US$4 million) in 2020. We also recognized service fee amounted to RMB1 million (US$0.2 million) from China Hospitality JV in 2020.

Transaction with Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)

Lianquan is one of our equity investees. In 2020, the sublease income we recognized from Lianquan amounted to RMB12 million (US$2 million).

Transaction with Suzhou Huali Jinshi Construction Decoration Co., Ttd (“Huali Jinshi”)

Huali Jinshi is one of our equity investees. In 2020, we incurred construction service fee of RMB41 million (US$6 million) to Huali Jinshi.

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

ITEM 8.FINANCIAL INFORMATION

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

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China, as well as our subsidiaries in Europe and other jurisdictions. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. We maintain a moderate dividend distribution every year with the range of 0.5% to 2.0% of our market capitalization from current year net income since 2018. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. We are restricted from distributing cash dividends until June 30, 2021 pursuant to the waiver from certain financial covenants that we obtained on April 17, 2020 for our syndicated bank loans and therefore no additional PRC dividend withholding tax was accrued in 2020.

Our German subsidiaries are permitted to pay dividends from their distributable profit as long as there are no agreements, such as debt covenants, that restrict such payments, in which regulations applying to stock corporations (Aktiengesellschaft) have to be taken into account. See “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Outstanding Indebtedness” for more information. The distributable profit is calculated based on the respective subsidiary’s annual unconsolidated financial statements prepared in accordance with the German accounting principles, namely, the general accounting principles stated in the German Commercial Code (Handelsgesetzbuch). Distributions of dividends on shares of stock corporations (Aktiengesellschaften) for a given financial year are generally determined by a process in which the management board (Vorstand) and supervisory board (Aufsichtsrat) submit a proposal to the annual general shareholders’ meeting (Hauptversammlung) held in the subsequent financial year and such annual general shareholders’ meeting (Hauptversammlung) adopts a resolution. German law provides that a resolution concerning dividends and distribution thereof may be adopted only on the basis of a balance sheet profit (Bilanzgewinn) shown in the company’s adopted annual single entity financial statements (festgestellter Jahresabschluss). If the management board and supervisory board adopt the financial statements, they can (but are not obliged to) allocate an amount of up to half of the company’s net income for the year to other surplus reserves. Additions to the legal reserves and loss carryforwards must be deducted in advance when calculating the amount of net income for the year to be allocated to other surplus reserves. Dividends on shares resolved by the general shareholders’ meeting (Hauptversammlung) are paid annually, generally shortly after the annual shareholders’ meeting (Hauptversammlung), in compliance with the rules of the respective clearing system. Dividend payment claims by shareholders are subject to a three-year statute of limitations. Details concerning any dividends resolved by the annual shareholders’ meeting (Hauptversammlung) and the respective paying agents specified by the company will be published in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger). The German subsidiary IntercityHotel GmbH is commercially integrated into Deutsche Hospitality through a profit and loss transfer agreement (Gewinnabführungsvertrag) in such a way that its annual profits are automatically paid to Deutsche Hospitality and losses are absorbed by Deutsche Hospitality. Deutsche Hospitality is prohibited from conducting dividend distribution during the 60-month term of a facility it obtained in July 2020.

Pursuant to the Companies Act (Chapter 50) of Singapore, dividends are only payable out of profits. Typically, the directors will recommend a particular rate of dividend and the company in general meeting will declare the dividend subject to the maximum recommended by the directors.

Subject to certain contractual restrictions, our board of directors has complete discretion in deciding whether to distribute dividends and the dividend amounts within the approved range. Other than these dividends distributions, we intend to indefinitely reinvest the remaining undistributed earnings of our PRC subsidiaries.

8.B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs have been listed on the NASDAQ Global Select Market under the symbol “HTHT” since March 26, 2010. In 2018, 2019 and 2020, no significant trading suspensions occurred.

Our ordinary shares have been listed on the Hong Kong Stock Exchange since September 22, 2020 under the stock code “1179.”

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The principal trading market for our shares is the NASDAQ Global Select Market, on which our shares are traded in the form of ADSs. Our ordinary shares are also traded on the Hong Kong Stock Exchange under the stock code “1179.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-165247) originally filed with the Securities and Exchange Commission on March 5, 2010, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on March 12, 2010 and further amended our amended and restated memorandum and articles of association by special resolutions on November 21, 2012, December 16, 2015 and December 23, 2020, respectively.

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

PRC Taxation

PRC taxation on us

●	Enterprise Income Tax

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, which was amended in December 2018, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, which was amended in April 2019, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to PRC resident enterprises, including both foreign-invested enterprises and domestic enterprises. The EIT Law restructures China’s tax preference policy under the general principle that industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. For example, enterprises classified as “high and new technology enterprises strongly supported by the State” are entitled to a 15% enterprise income tax rate.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. The State Taxation Administration, or the STA (previously known as State Administration of Taxation, or the SAT), issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the STA issued Public Announcement [2011] No. 45 in 2011 and Public Announcement [2014] No.9 in 2014, providing more guidance on the implementation of Circular 82 and clarifying matters including resident status determination, post-determination administration and competent tax authorities. The above-mentioned tax circulars apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and are not applicable to our case. But the determining criteria set forth in such tax circulars may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. Currently, there are no further detailed rules or precedents applicable to us regarding the procedures and specific criteria for determining “de facto management body” for a company like us. As such, it is still unclear if the PRC tax authorities would determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC “resident enterprise”.

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

The EIT Law provides that PRC resident enterprises are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC “resident enterprise”, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempt from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such dividend income distributed to a PRC resident enterprise is exempted from enterprise income tax under the EIT Law. However, if we are required under the EIT Law to pay income tax on any dividends we receive from our PRC subsidiaries, our income tax expenses will increase and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

●	Value-added Tax

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

On March 20, 2019, the MOF, the STA and the General Administration of Customs of China jointly issued the Public Announcement on Strengthening the VAT Reform Policies, or Public Announcement [2019] No. 39, pursuant to which, during the period from April 1, 2019 to December 31, 2021, a general VAT taxpayer engaging in the provision of living services, postal service, telecommunications service or modern services with sales revenue from the provision of such services accounting for more than 50% of its total sales revenue is allowed to deduct extra 10% of the deductible input VAT for the current period from the VAT payable. Such rate of extra deduction of input VAT is increased to 15% during the period from October 1, 2019 to December 31, 2021 for general VAT taxpayers engaging in provision of living services with sales revenue from the provision of living services accounting for more than 50% of its total sales revenue pursuant to the Public Announcement on Clarifying the VAT Super Deduction Policy for the Living Service Sector, or Public Announcement [2019] No. 87, jointly issued by the MOF and the STA on September 30, 2019. Our PRC subsidiaries that provide living services and meet the required criteria stipulated in Public Announcement [2019] No. 39 and Public Announcement [2019] No. 87 would be permitted to enjoy such extra deduction of input VAT at a rate of 10% during period from April 1, 2019 to September 30, 2019, and at a rate of 15% during period from October 1, 2019 to December 31, 2021, and PRC subsidiaries that provide non-living services but meet the required criteria stipulated in Public Announcement [2019] No. 39 would be permitted to enjoy such extra deduction of input VAT at a rate of 10% during period from April 1, 2019 to December 31, 2021.

On February 6, 2020, the MOF and the STA jointly issued the Public Announcement on Tax Policies to Support Prevention and Control of Pneumonia Caused by COVID-19, or Public Announcement [2020] No.8, which retroactively came into force on January 1, 2020, providing that revenue derived by VAT taxpayers from provision of living services shall be temporarily exempted from VAT from January 1, 2020.

VAT taxpayers that elect to enjoy such temporary VAT exemption would not be permitted to issue VAT general invoices to customers. Such temporary VAT exemption policy expired on December 31, 2020 pursuant to the Public Announcement on the Period of Implementation of Tax Policies to Support Epidemic Prevention and Control and to Ensure Supply, or Public Announcement [2020] No. 28, jointly issued by the MOF and the STA on May 15, 2020. On March 17, 2021, the MOF and the STA jointly issued the Public Announcement on the Continuation of the Implementation of Certain Preferential Tax and Fee Policies to Deal with the Epidemic Situation, or Public Announcement [2021] No. 7, providing that the above-mentioned temporary VAT exemption policy will be extended to March 31, 2021, and taxes that were levied during the period from January 1, 2021 to March 17, 2021 and are subject to exemption can be offset against taxes to be paid in the future or refunded.

PRC taxation of our overseas shareholders.

Under the EIT Law, PRC enterprise income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC enterprise income tax if such gain is regarded as income derived from sources within the PRC. Therefore, if we are considered a PRC “resident enterprise”, dividends we pay to non-resident enterprise investors with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered as income derived from sources within the PRC and be subject to PRC enterprise income tax at a rate of 10% or lower, subject to the provisions of any applicable bilateral tax treaty. The double taxation treaty between the PRC and the United States, or the Treaty, does not reduce the 10% tax rate.

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

United States Federal Income Tax Considerations

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own such ordinary shares or ADSs. This discussion applies only to a U.S. Holder that holds ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on net investment income, and different tax consequences that may apply to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;

●	persons holding ordinary shares or ADSs as part of a straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein);
●	tax-exempt entities;
●	persons that own or are deemed to own ten percent or more of our ordinary shares (measured by voting power or value); or
●	persons who acquired our ordinary shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, and any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a beneficial owner of ordinary shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares or ADSs. In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated as the beneficial owner of the underlying ordinary shares represented by the ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be treated as dividends for U.S. federal income tax purposes.

A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock or that are readily tradable on an established securities market in the United States, provided, in both cases, that the corporation is not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Our ADSs are listed on the NASDAQ Global Select Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed below in “Passive Foreign Investment Company Rules”, based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 and 2020 taxable years. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2021 taxable year. Since our ordinary shares are not themselves listed on an established securities market in the United States, dividends that we pay on our ordinary shares that are not backed by ADSs may not be eligible for the reduced tax rate. If, however, we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Dividends we pay may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of any dividend will include amounts withheld in respect of such PRC withholding tax. See “Item. 10. Additional Information—E. Taxation—PRC Taxation.” Subject to applicable limitations, some of which may vary depending upon a U.S. Holder’s circumstances, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate applicable under the Treaty may be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty generally will not be eligible for credit against a U.S. Holder’s federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such taxes, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

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

Sales or Other Dispositions of Ordinary Shares or ADSs

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

As described in “— PRC Taxation — PRC taxation on us,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our ordinary shares or ADSs may be subject to PRC withholding tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the Treaty may be entitled to elect to treat the gain as foreign-source income for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on dispositions with respect to their particular circumstances.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2020 taxable year. However, because PFIC status depends on the composition of our income and assets and the market value of our assets from time to time, as well as our market capitalization at the close of each quarter, there can be no assurance that we will not be a PFIC for any taxable year. While we do not believe we will be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other intangible assets (which will depend upon the market price of our ADSs from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other intangible assets, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$ 50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in ADSs or ordinary shares, including the application of the rules to their particular circumstances.

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

German Taxation

Income Taxation

German-based corporations (AG and GmbH) are subject to corporate income tax (CIT) and in general also to trade tax, which is a profit tax levied by the municipalities (TT). CIT is charged at a rate of 15% on the taxable income. A 5.5% solidarity surcharge is charged on the CIT, resulting in an effective tax rate of 15.825%. Trade tax is also charged on the taxable income by the local municipalities whereas the tax rates depends on the local multiplier of each municipality. Thus, TT rates vary from town to town. Typically, TT is levied at an effective rate of 7% – 17.5% (though up to 31.5% in some municipalities). For Frankfurt, the TT rate amounts to 16.1% and for Munich to 17.15%. Partnerships themselves (GmbH & Co. KG) that qualifies as so-called entrepreneurial partnerships for tax purposes (Mitunternehmerschaften) are subject to TT but not subject to CIT. For CIT purposes, a partnership is tax transparent; i.e., the taxable income of a partnership is determined at the level of the partnership itself and then allocated to the partners in proportion to their interest in the partnership, irrespective of an actual distribution. In case a partner of a partnership is a corporation, the income is subject to CIT at the level of the partners. If the conditions are fulfilled, expenses of the partner that arise in connection with its partnership participation are tax deductible from the taxable income of the partnership (Sonderbetriebsausgaben), subject to general rules that may be applicable in relation to deduction of expenses and further provided that the expenses are included in the tax-filing at the level of the partnership.

German branches/permanent establishments of foreign corporations are subject to CIT and TT. In case of permanent establishments, the German double tax treaties generally assign the taxation right to the state in which the permanent establishment is located. The participation of a foreign corporation (China Lodging Holdings Singapore Pte. Ltd.) in a German partnership (DH Group GmbH & Co. KG.) as limited partner can create a permanent establishment of the foreign corporation in Germany for CIT and TT purposes.

Participation exemption

Dividends received by a German corporation are generally exempt from CIT if in particular a participation quota of at least 10% at the beginning of the year the dividend distribution takes place is fulfilled and the distributed dividend has not reduced the taxable income of the distributing entity; 5% of the dividends are deemed as non-deductible business expenses. Consequently, dividends are effectively 95% tax exempt. The effective CIT including solidarity surcharge on dividends therefore amounts to approximately 0.8% (= 5% taxable portion x 15.825% tax rate). This participation exemption applies regardless of a minimum holding period or the residence of the subsidiary (German or foreign). The participation exemption inter alia does not apply if the shares are held as a trading stock of banks and financial institutions.

The 95% exemption applies to TT under additional requirements. For dividends from German corporations which are not exempt from taxation, the minimum shareholding at the beginning of the year must be at least 15% instead of 10%; Otherwise, the dividends are fully taxable for TT purposes. The same hold principally true with regard to the TT-treatment of dividends from foreign corporations, whereby certain additional substance requirements may apply.

The 95% participation exemption also applies to capital gains from the disposal of shares in corporations. Exceptions only applies in case of certain tax neutral restructurings made in the past and in case of past tax-effective write-downs. The 95% participation exemption for capital gains applies to both CIT and TT. Again, the participation exemption for capital gains inter alia does not apply if the shares are held as a trading stock of banks and financial institutions or as an investment of a life or health insurance company.

Tax group for CIT and TT purposes

A tax group in Germany allows a set-off of taxable income (positive and negative) for CIT and TT purposes at the level of the entity heading the tax group (parent company). Such tax group requires in particular continuous the holding of majority in votes (financial integration) from the beginning of the fiscal year of the parent company as well as the implementation and proper execution of a profit and loss transfer agreement for a fixed minimum period of at least five calendar years. Accordingly, all profits made as well as all losses suffered at the level of the subsidiary/ies as determined pursuant to German accounting rules (HGB) have to be transferred or need to be compensated by the head of the tax group in Germany. One advantage of the tax group is that the profit transfer is not subject to dividend taxation (i.e. no CIT/TT taxation of the 5% non-deductible expenses). Only corporations subject to unlimited corporate income tax with its registered office and management in Germany (so-called double domestic reference) can be subsidiaries in a tax group.

Withholding Taxes

Dividends paid by German corporations are subject to withholding tax (Kapitalertragsteuer) at a rate of 25% plus 5.5% solidarity surcharge thereupon. A German resident shareholder may reclaim the paid withholding tax in the course of its tax return. For shareholders which are non-resident in Germany, the withholding tax may generally become a final tax cost unless exemptions apply.

In this regard, for example, a 40% (resp. two fifths) refund on the withholding tax is granted upon application at the Federal Central Tax Office (Bundeszentralamt für Steuern), if the dividend recipient is domiciled in a third country (not in the EU) and there is no double taxation treaty with Germany. Therefore, an effective withholding tax rate of 15.825% on dividends for German non-resident shareholders applies. However, this refund is subject to enhanced substance requirements pursuant to German anti-treaty shopping provisions.

According to the EU Parent-Subsidiary Directive as implemented in Germany pursuant to domestic law, the withholding tax can upon prior application and issuance of a respective tax exemption certificate (Freistellungsbescheinigung) be reduced to zero, if the dividends are paid by a German subsidiary to its EU shareholder corporation that has held a 10% minimum participation in the German subsidiary for at least 12 months and respective substance requirements pursuant to German anti-treaty shopping provisions are met.

Furthermore, based on double tax treaties between Germany and the shareholder’s country of residence, the withholding tax may be (upon application) reduced to 5% or 15%. Also in these cases, substance requirements have to be met and proven by the foreign shareholders and respective reduction requires prior application and issuance of a tax exemption certificate.

By contrast, profit distributions paid by a partnership (for example, GmbH &Co. KG) are not subject to withholding tax because they are qualified as “withdrawals” rather than dividends from a German income tax perspective.

If a partnership receives dividends from its corporate subsidiaries and if these corporate subsidiaries are to be actually attributable to the permanent establishment of the German partnership, the dividend withholding tax cannot be reclaimed at the level of a partnership but only at the level of its partners. This also applies to foreign partners of the German partnership which creates a permanent establishment due to the participation in a partnership in Germany and are therefore subject to limited CIT and thus have to file a CIT return in Germany.

However, reclaiming of the dividend withholding tax in such German CIT return of the foreign partner can only be made in case the corporate subsidiaries of the partnership are actually attributable to the permanent establishment of the German partnership. As a German partnership is a semi-transparent entity, the corporate subsidiaries must be in a functional relationship with the partnership in order to be attributed to the German permanent establishment a foreign partner might have because of his participation in a German partnership. If the corporate subsidiaries are not attributable to the permanent establishment of the German partnership, they would be directly attributed to the foreign partner of the partnership. In this case, the dividends from such corporations would be seen as directly received by the foreign partner and not by the German partnership, leading to the application of the general refund procedure explained above (including the prove of substance).

Singapore Taxation

Corporate Tax

The prevailing corporate tax rate in Singapore is 17% with effect from Year of Assessment 2010. In addition, the partial tax exemption scheme for Year of Assessment 2019 and before applies on the first S$300,000 of normal chargeable income; specifically 75% of up to the first S$10,000 of a company’s normal chargeable income, and 50% of up to the next S$290,000 is exempt from corporate tax. Starting from Year of Assessment 2020, the partial tax exemption scheme applies on the first S$200,000 of a company’s normal chargeable income; specifically 75% of up to the first S$10,000 of a company’s normal chargeable income, and 50% of up to the next S$190,000 is exempt from corporate tax. The remaining chargeable income (after the partial tax exemption) will be taxed at 17%. For the Years of Assessment 2018, 2019 and 2020, companies will be granted a corporate income tax rebate of 40%, 20% and 25% respectively of the tax payable for the year of assessment, subject to a cap of S$15,000, S$10,000 and S$15,000 respectively per year of assessment.

Singapore has a tax exemption scheme for new start-up companies that was introduced in Year of Assessment 2005 to support entrepreneurship and help the growth of local enterprises. For the Year of Assessment 2019 and before, there will be a full exemption on the first S$100,000 of normal chargeable income, and a further 50% exemption on the next S$200,000 of normal chargeable income. From Year of Assessment 2020 onwards, there will be a 75% exemption on the first S$100,000 of normal chargeable income, and a further 50% exemption on the next S$100,000 of normal chargeable income.

Our subsidiaries in Singapore are subject to Singapore corporate income tax at a rate of 17%.

Dividend Distributions

Singapore adopts a one-tier corporate tax system under which the tax collected from corporate profits is a final tax and the after-tax profits of a company resident in Singapore can be distributed to its shareholders as tax-exempt dividends. Such dividends are tax-exempt in the hands of the shareholders, irrespective of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident. Singapore does not currently impose withholding tax on dividends paid to resident or non-resident shareholders.

Goods and Services Tax

Goods and services tax in Singapore is a consumption tax that is levied on the import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 7%.

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

Foreign Exchange Risk

A significant portion of our revenues, expenses and financial assets are denominated in the Renminbi. Our reporting currency is Renminbi. The functional currencies of entities within Deutsche Hospitality include Euro and other currencies such as Swiss Franc. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents and loans denominated in U.S. dollars and Euro, and our investment in equity securities of Accor denominated in Euro. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB and between U.S. dollars and Euro because the value of our business is effectively denominated in RMB and Euro, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar, the Hong Kong dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars and Hong Kong dollar, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent we hold assets denominated in U.S. dollars, any appreciation of the RMB against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the RMB against the U.S. dollar and the Hong Kong dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs and ordinary shares. To the extent that we need to convert U.S. dollars or Hong Kong dollars into Renminbi or Euro for our operations, appreciation of the Renminbi or Euro against the U.S. dollar or Hong Kong dollar would have an adverse effect on the Renminbi or Euro amount we receive from the conversion.

By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1 million as of December 31, 2020 into Renminbi at the exchange rate of US$1.00 for RMB6.5250, such cash balance would have been approximately RMB6.5 million (US$1.0 million). Assuming a 1.0% depreciation of the RMB against the U.S. dollar, such cash balance would have increased to RMB6.6 million (US$1.0 million) as of December 31, 2020.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, consumer price index in China increased by 2.1%, 2.3% and 2.5% in 2018, 2019 and 2020, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary, Citibank, N.A.:

Service	Fees
● Issuance of ADSs	Up to U.S. 5¢ per ADS issued
● Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
● Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
● Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
● Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary (U.S. 2¢ per ADS for the year of 2020)

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2020, we have received a total of RMB28 million (US$4 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

Dealing and Settlement of Ordinary Shares in Hong Kong

Our ordinary shares will trade on the Hong Kong Stock Exchange in board lots of 50 ordinary shares. Dealings in our ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her ordinary shares in his or her stock account or in his or her designated Central Clearing and Settlement System, or CCASS, participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

Conversion between ADSs and ordinary shares

In connection with the Hong Kong public offering, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our principal share registrar, Conyers Trust Company (Cayman) Limited.

All ordinary shares offered in the Hong Kong public offering will be registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of ordinary shares registered on the Hong Kong share register will be able to convert these shares into ADSs, and vice versa.

In connection with the Hong Kong public offering, and to facilitate fungibility and conversion between ADSs and ordinary shares and trading between NASDAQ and the Hong Kong Stock Exchange, we intend to move a portion of our issued ordinary shares from our principal register of members maintained in the Cayman Islands to our Hong Kong share register.

Converting ordinary shares Trading in Hong Kong into ADSs

An investor who holds ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on Nasdaq must deposit or have his or her broker deposit the ordinary shares with the depositary’s Hong Kong custodian, Citibank, N.A., Hong Kong, or the custodian, in exchange for ADSs.

A deposit of ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary via his or her broker.
●	If ordinary shares are held outside CCASS, the investor must arrange to deposit, his or her ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a request for conversion form to the custodian and after duly completing and signing such conversion form, deliver such conversion form to the custodian.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated

For ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker ‘s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register ordinary shares in their own names with the Hong Kong share registrar.

For ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of ordinary shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including, but not limited to, presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar are closed or at any time if the depositary or we determine it advisable to do so.

All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, our ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2018, 2019 and 2020.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In April 2018, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing four (4) ordinary shares to one (1) ADS representing one (1) ordinary share.

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File Number 333-221129), together with the prospectus supplement to register additional securities that became effective on September 17, 2020, for our public offering of 20,422,150 ordinary shares and the underwriters’ full exercise of their over-allotment option to purchase an additional 3,063,300 ordinary shares, or the Hong Kong Public Offering. The net proceeds we received from the Hong Kong Public Offering totaled approximately HKD6,887 million (US$922 million), after deducting underwriting commissions and fees and offering expenses. Goldman Sachs (Asia) L.L.C. and CMB International Capital Limited were the representatives of the underwriters for our Hong Kong Public Offering.

The total expenses incurred for our company’s account in connection with our Hong Kong Public Offering was approximately HKD149 million (US$19 million), which included HKD87 million (US$11 million) in underwriting discounts and commissions and approximately HKD62 million (US$8 million) of other costs and expenses for our Hong Kong Public Offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from September 22, 2020 to December 31, 2020, we used US$300 million of net proceeds from our Hong Kong Public Offering to repay part of our US$500 million revolving credit facility that we drew down in December 2019. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements of our Hong Kong Public Offering.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Deutsche Hospitality, which was acquired by us on January 2, 2020, was excluded from such assessment during the first year of acquisition. Deutsche Hospitality constituted, on the basis of absolute value, 10% of our net assets, 29% of our total assets, 15% of our revenues and 61% of our net loss, as of and for the year ended December 31, 2020. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Except the acquisition of Deutsche Hospitality, which was excluded from management’s assessment of internal control over financial reporting during the first year of acquisition, there were no significant changes that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

We paid the following fees for professional services to Deloitte for the years ended December 31, 2019 and 2020.

	Year Ended December 31,
	2019	2020
	US$	US$
	(In millions)
Audit Fees(1)	1.2	3.3
Audit-Related Fees(2)	—	0.6
Tax Fees(3)	0.2	—
Total	1.4	3.9

Note:     (1) Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for the interim review of quarterly financial statements and the audit of our annual financial statements, the issuance of our ordinary shares of our secondary listing on the Hong Kong Stock Exchange

(2) Audit-Related Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.” Audit-Related Fees in 2020 was to support the issuance of the 2026 Notes.

(3) Tax Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for tax compliance and tax advice.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced a share repurchase program approved by our board of directors on August 21, 2019. Under the terms of the approved program, we may repurchase up to $750 million worth of our issued and outstanding ADSs in open market at prevailing market prices or privately negotiated transaction, depending on market conditions and other factors, as well as in accordance with restrictions relating to volume, price and timing. This share repurchase plan will be effective for five years. Our board of directors review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The share repurchase program may be suspended or discontinued at any time. We did not repurchase any ADSs under this program in 2019 and 2020.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the NASDAQ Global Select Market. The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the NASDAQ Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by domestic companies under the NASDAQ rules are summarized as follows:

●	We follow home country practice that permits our board of directors not to have a majority of independent directors in lieu of complying with Rule 5605(b)(1) of the NASDAQ.
●	We follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2) of the NASDAQ.
●	We follow home country practice that permits our board of directors not to implement a nominations committee, in lieu of complying with Rule 5605(e) of the NASDAQ Rules that requires the implementation of a nominations committee.
●	We followed home country practice that permits us not to disclose in our annual report or website the material terms of all agreements or arrangements between any director, nominee for director and any person or entity other than our company relating to compensation or other payment in connection with that person’s candidacy or services as a director of our company, in lieu of complying with Rule 5250(b)(3) of the NASDAQ.

Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ rules.

In accordance with Rule 5250(d)(1) of the NASDAQ, we will post this annual report on Form 20-F on our company website at http://ir.huazhu.com.

Under Rule 19C.11 of the Hong Kong Listing Rules, we are exempt from certain corporate governance requirements of the Hong Kong Stock Exchange, including Appendix 14 of the Hong Kong Listing Rules (Corporate Governance Code and Corporate Governance Report) and Appendix 16 of the Hong Kong Listing Rules (Disclosure of Financial Information).

In connection with our listing on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange and the SFC granted certain waivers and exemptions from strict compliance with the relevant provisions of the Hong Kong Listing Rules and the SFO, respectively, and the SFC also granted a ruling under the Takeovers Codes.

Not a Public Company in Hong Kong

Section 4.1 of the Takeovers Codes provides that the Takeovers Codes applies to takeovers, mergers and share repurchases affecting public companies in Hong Kong and companies with a primary listing in Hong Kong. According to the Note to Section 4.2 of the Introduction to the Takeovers Codes, a Grandfathered Greater China Issuer within the meaning of Rule 19C.01 of the Hong Kong Listing Rules with a secondary listing on the Hong Kong Stock Exchange will not normally be regarded as a public company in Hong Kong under Section 4.2 of the Introduction to the Takeovers Codes.

The SFC granted a ruling that we are not a “public company in Hong Kong” for the purposes of Section 4.2. Therefore, the Takeovers Codes do not apply to us. In the event that the bulk of trading in the Shares migrates to Hong Kong such that our Company would be treated as having a dual-primary listing pursuant to Rule 19C.13 of the Hong Kong Listing Rules, the Takeovers Codes will apply to our Company.

Disclosure of Interests under Part XV of SFO

Part XV of the SFO imposes duties of disclosure of interests in ordinary shares. Under the U.S. Exchange Act, which we are subject to, any person (including directors and officers of the company concerned) who acquires beneficial ownership, as determined in accordance with the rules and regulations of the SEC and which includes the power to direct the voting or the disposition of the securities, of more than 5% of a class of equity securities registered under Section 12 of the U.S. Exchange Act must file beneficial owner reports with the SEC, and such person must promptly report any material change in the information provided (including any acquisition or disposition of 1% or more of the class of equity securities concerned), unless exceptions apply. Therefore, compliance with Part XV of the SFO would subject our corporate insiders to a second level of reporting, which would be unduly burdensome to them, would result in additional costs and would not be meaningful, since the statutory disclosure of interest obligations under the U.S. Exchange Act that apply to us and our corporate insiders would provide our investors with sufficient information relating to the shareholding interests of our significant shareholders.

The SFC granted a partial exemption under section 309(2) of the SFO from the provisions of Part XV of the SFO (other than Divisions 5, 11 and 12 of Part XV of the SFO), on the conditions that (i) the bulk of trading in the ordinary shares is not considered to have migrated to Hong Kong on a permanent basis in accordance with Rule 19C.13 of the Hong Kong Listing Rules; (ii) all disclosures of interest filed in the SEC are also filed with the Hong Kong Stock Exchange as soon as practicable, which will then publish such disclosure in the same manner as disclosures made under Part XV of the SFO; and (iii) we will advise the SFC if there is any material change to any of the information which has been provided to the SFC, including any significant changes to the disclosure requirements in the U.S. and any significant changes in the volume of our worldwide share turnover that takes place on the Hong Kong Stock Exchange. This exemption may be reconsidered by the SFC in the event there is a material change in information provided to the SFC.

The U.S. Exchange Act and the rules and regulations promulgated thereunder require disclosure of interests by shareholders that are broadly equivalent to Part XV of the SFO. For relevant disclosure in respect of the substantial shareholder’s interests, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

We undertook to file with the Hong Kong Stock Exchange, as soon as practicable, any declaration of shareholding and securities transactions filed with the SEC. We further undertook to disclose in present and future listing documents any shareholding interests as disclosed in an SEC filing and the relationship between our directors, officers, members of committees and their relationship to any controlling shareholder.

Corporate Communication

Rule 2.07A of the Hong Kong Listing Rules provides that a listed issuer may send or otherwise make available to the relevant holders of its securities any corporate communication by electronic means, provided that either the listed issuer has previously received from each of the relevant holders of its securities an express, positive confirmation in writing or the shareholders of the listed issuer have resolved in a general meeting that the listed issuer may send or supply corporate communications to shareholders by making them available on the listed issuer’s own website or the listed issuer’s constitutional documents contain provision to that effect, and certain conditions are satisfied.

Since our listing on the Hong Kong Stock Exchange, we made the following arrangements:

●	We issue all corporate communications as required by the Hong Kong Listing Rules on our own website in English and Chinese, and on the Hong Kong Stock Exchange’s website in English and Chinese.
●	We continue to make arrangements to provide printed copies of proxy materials and notices to our shareholders at no costs upon request.
●	We have added to the “Investor Relations” page of our website which directs investors to all of our filings with the Hong Kong Stock Exchange.

The Hong Kong Stock Exchange granted us a waiver from strict compliance with the requirements under Rule 2.07A of the Hong Kong Listing Rules.

Rule 13.25B of the Hong Kong Listing Rules requires a listed issuer to publish a monthly return in relation to movements in its equity securities, debt securities and any other securitized instruments, as applicable, during the period to which the monthly return relates. Pursuant to the Joint Policy Statement Regarding the Listing of Overseas Companies, or Joint Policy Statement, we sought a waiver from Rule 13.25B subject to satisfying the waiver condition that the SFC has granted a partial exemption from strict compliance with Part XV of the SFO (other than Divisions 5, 11 and 12 of Part XV of the SFO) in respect of disclosure of shareholders’ interests. As we have obtained a partial exemption from the SFC, the Hong Kong Stock Exchange granted a waiver from strict compliance with Rule 13.25B of the Hong Kong Listing Rules. We disclose information about share repurchases, if any, in our quarterly earnings releases and annual reports on Form 20-F which are furnished or filed with the SEC in accordance with applicable U.S. rules and regulations.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

The Amended and Restated Articles of Association of the Registrant currently in effect, adopted by way of a special resolution passed on December 23, 2020 (incorporated by reference to Exhibit 3.1 from our report on Form 6-K filed with the Securities and Exchange Commission on December 23, 2020)

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

4.7*	Supplemental Registration Rights Agreement between the registrant and Trip.com dated August 3, 2020
4.8

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

4.17*	Indenture between the Registrant and Wilmington Trust, National Association dated May 12, 2020
8.1*	Subsidiaries of the Registrant.
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

Date: April 23, 2021

HUAZHU GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2018, 2019 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HUAZHU GROUP LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huazhu Group Limited and its subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, shareholder’s equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes and the financial statement schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Adoption of New Accounting Standards

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases on January 1, 2019, due to the adoption of FASB Accounting Standards Update 2016-02 ("ASU 2016-02"), Leases (Topic 842), and related ASUs using a modified-retrospective approach.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers outside the People's Republic of China.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Discounted Cash Flow Used in the Impairment Assessment of Goodwill and Indefinite-lived Intangible Assets Arising from the Acquisition of Deutsche Hospitality -Refer to Notes 2, 3, 6 and 8 to the financial statements

Critical Audit Matter Description

The Company has goodwill and brand names with indefinite lives arising from the acquisition of 100% equity interest of Deutsche Hospitality ("DH") on January 2, 2020. As of December 31, 2020, the carrying value of the goodwill and brand names of legacy DH reporting unit were RMB2,328 million and RMB3,979 million, respectively. The Company determines whether the carrying values of such goodwill and brand names are impaired on an annual basis and more frequently when indicators of potential impairment exist. The impairment evaluation involves the comparison of the fair value of the legacy DH reporting unit and each brand names to their respective carrying value.

The Company determines the estimated fair value of the legacy DH reporting unit and each brand names of legacy DH using the discounted cash flow methodology under income approach. The determination of the fair value using the discount cash flow model requires management to make significant estimates and assumptions related to projected hotels' revenues, growth rates, projected operating cost and discount rates (collectively the “significant assumptions”). The estimates used to calculate the fair value of the reporting unit and brand names change from year to year based on operating results and market conditions, and the significant assumptions are sensitive to changes in demand.

As a result of COVID-19 and the significant negative impact it has had on travel demand, the Company performed impairment analyses on the goodwill and brand names of legacy DH as of each interim reporting dates as well as on November 30, 2020 for annual assessment. The Company concluded through such analyses that the goodwill of legacy DH reporting unit was impaired and recorded impairment charges totaling RMB437 million which reduced the carrying value of the goodwill to its estimated fair value.

We identified discounted cash flows used in the impairment assessment of goodwill and brand names of legacy DH as a critical audit matter because of the significant estimates and assumptions management makes to estimate the fair value and the sensitivity of legacy DH's operations to changes in demand. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our internal fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the cash flow forecasts and selection of the discount rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the significant assumptions including projected hotels' revenue, growth rates and projected operating cost and selection of the discount rates, included the following, among others:

(1)	Tested the effectiveness of controls over the impairment evaluation of Group’s goodwill and indefinite-lived intangible assets including controls related to the assumptions listed above.
(2)	Evaluated the reasonableness of management’s forecasts of future revenue and operating results by comparing management’s forecasts with:
●	Historical revenue and operating results.
●	Internal communications to management and the Board of Directors.

●	Underlying analysis detailing business strategies and growth plans including consideration of the efforts related to the COVID-19 pandemic.
●	Forecasted information included in the Group’s press releases as well as in the analyst and industry reports of the Company and selected companies in its peer group.
●	Actual performance for the period after December 31, 2020 through a retrospective review.
(3)

Performed sensitivity analyses of the significant assumptions including discount rates and projected cash flows when assessing the overall impact on the estimate of fair value compared to the carrying value.

(4)

With the assistance of internal fair value specialists, evaluated the reasonableness of the discount rates by developing a range of independent estimates and comparing those to the related rates selected by management.

(5)	Evaluated the mathematical accuracy of the calculations prepared by management.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 23, 2021

We have served as the Company’s auditor since 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HUAZHU GROUP LIMITED

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Huazhu Group Limited and its subsidiaries (the "Company") as of December 31, 2020 based on criteria established in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), the financial statements as of and for the year ended December 31, 2020 of the Company and our report dated April 23, 2021 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the adoption of new accounting standards, and convenience translation of Renminbi amounts into United States dollar amounts.

As described in the Management's Annual Report on the Internal Controls over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Steigenberger Hotels Aktiengesellschaft Germany and its subsidiaries (collectively "Deutsche Hospitality") which was acquired on January 2, 2020, and whose financial statements constituted, on the basis of absolute value, 10% and 29% of net and total assets, respectively, 15% of revenues and 61% of net loss of the financial statement amounts as of and for the year ended December 31, 2020. Accordingly, our audit did not include the internal control over financial reporting at Deutsche Hospitality.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 23, 2021

HUAZHU GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of December 31,
	2019	2020	2020
			US$'million
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	3,234	7,026	1,077
Restricted cash	10,765	64	10
Short-term investments measured at fair value	2,908	3,903	598
Accounts receivable, net of allowance of RMB17 and RMB41 as of December 31, 2019 and 2020, respectively	218	404	62
Loan receivables - current, net	193	304	47
Amounts due from related parties, net	182	178	27
Inventories	57	89	14
Other current assets, net	699	914	140
Total current assets	18,256	12,882	1,975
Property and equipment, net	5,854	6,682	1,024
Intangible assets, net	1,662	5,945	911
Operating lease right-of-use assets	20,875	28,980	4,441
Finance lease right-of-use assets	—	2,041	313
Land use rights, net	215	213	33
Long-term investments	1,929	1,923	295
Goodwill	2,657	4,988	764
Loan receivables, net	280	135	21
Other assets, net	707	743	114
Deferred tax assets	548	623	94
Total assets	52,983	65,155	9,985

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	8,499	1,142	175
Accounts payable	1,176	1,241	190
Amounts due to related parties	95	132	20
Salary and welfare payables	491	526	81
Deferred revenue	1,179	1,272	195
Operating lease liabilities, current	3,082	3,406	522
Finance lease liabilities, current	—	31	5
Accrued expenses and other current liabilities	1,856	2,440	374
Dividends payable	678	—	—
Income tax payable	231	339	52
Total current liabilities	17,287	10,529	1,614

Long-term debt	8,084	10,856	1,664
Operating lease liabilities, non-current	18,496	27,048	4,145
Finance lease liabilities, non-current	—	2,497	383
Deferred revenue	559	662	101
Other long-term liabilities	566	771	118
Retirement benefit obligations	—	179	27
Deferred tax liabilities	491	1,181	181
Total liabilities	45,483	53,723	8,233
Commitments and contingencies (Note 21)
Equity:
Ordinary shares (US$0.0001 par value per share; 8,023,485,450 shares authorized; 299,424,485 and 324,364,444 shares issued as of December 31, 2019 and 2020, and 285,902,609 and 310,842,568 shares outstanding as of December 31, 2019 and 2020, respectively)	0	0	0
Treasury shares (3,096,764 and 3,096,764 shares as of December 31, 2019 and 2020, respectively)	(107)	(107)	(16)
Additional paid-in capital	3,834	9,808	1,503
Retained earnings	3,701	1,502	230
Accumulated other comprehensive (loss) income	(49)	127	19
Total Huazhu Group Limited shareholders’ equity	7,379	11,330	1,736
Noncontrolling interest	121	102	16
Total equity	7,500	11,432	1,752
Total liabilities and equity	52,983	65,155	9,985

The accompanying notes are an integral part of these consolidated financial statements.

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, except share and per share data, unless otherwise stated)

	Years Ended December 31,
	2018	2019	2020	2020
				US$'million
				(Note 2)
Revenues:
Leased and owned hotels	7,470	7,718	6,908	1,059
Manachised and franchised hotels	2,527	3,342	3,136	481
Others	66	152	152	23
Total revenues	10,063	11,212	10,196	1,563
Operating costs and expenses:
Hotel operating costs	6,476	7,190	9,729	1,491
Other operating costs	15	57	52	8
Selling and marketing expenses	348	426	597	91
General and administrative expenses	851	1,061	1,259	193
Pre-opening expenses	255	502	288	44
Total operating costs and expenses	7,945	9,236	11,925	1,827
Goodwill impairment loss	—	—	437	67
Other operating income, net	226	132	480	74
Income (loss) from operations	2,344	2,108	(1,686)	(257)
Interest income	148	160	119	18
Interest expense	244	315	533	82
Other income (expense), net	203	331	(89)	(14)
Unrealized (losses) gains from fair value changes of equity securities	(914)	316	(265)	(42)
Foreign exchange (loss) gain	(144)	(35)	175	27
Income (loss) before income taxes	1,393	2,565	(2,279)	(350)
Income tax expense (benefit)	569	640	(215)	(33)
(Loss) income from equity method investments	(97)	(164)	(140)	(21)
Net income (loss)	727	1,761	(2,204)	(338)
Less: net income (loss) attributable to noncontrolling interest	11	(8)	(12)	(2)
Net income (loss) attributable to Huazhu Group Limited	716	1,769	(2,192)	(336)

Other comprehensive income (loss)
Loss arising from defined benefit plan, net of tax of nil, nil, and RMB13 for 2018, 2019 and 2020, respectively	—	—	(27)	(4)
Foreign currency translation adjustments, net of tax of nil for 2018, 2019 and 2020, respectively	(169)	(7)	203	31
Comprehensive income (loss)	558	1,754	(2,028)	(311)
Less: comprehensive (loss) income attributable to the noncontrolling interest	11	(8)	(12)	(2)
Comprehensive income (loss) attributable to Huazhu Group Limited	547	1,762	(2,016)	(309)

Earnings (losses) per share:
Basic	2.54	6.22	(7.49)	(1.15)
Diluted	2.49	5.94	(7.49)	(1.15)
Weighted average number of shares used in computation:
Basic	281,717,485	284,305,138	292,739,841	292,739,841
Diluted	303,605,809	304,309,890	292,739,841	292,739,841

The accompanying notes are an integral part of these consolidated financial statements.

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in millions, except share data, unless otherwise stated)

								Accumulated Other
	Ordinary Shares			Treasury Shares		Additional Paid-in		Comprehensive (Loss)	Noncontrolling
	Issued shares	Outstanding shares	Amount	Shares	Amount	Capital	Retained Earnings	Income	Interest	Total Equity
Balance at January 1, 2018	294,040,234	280,518,358	0	3,096,764	(107)	3,624	2,513	168	36	6,234
Cumulative effect of the adoption of ASU 2016-01	—	—	—	—	—	—	41	(41)	—	—
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	2,557,654	2,557,654	0	—	—	14	—	—	—	14
Share-based compensation	—	—	—	—	—	83	—	—	—	83
Net income	—	—	—	—	—	—	716	—	11	727
Cash dividends declared	—	—	—	—	—	—	(660)	—	—	(660)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(5)	(5)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	29	29
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	—	150	150
Acquisition of noncontrolling interest	—	—	—	—	—	(8)	—	—	(76)	(84)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(169)	—	(169)
Balance at December 31, 2018	296,597,888	283,076,012	0	3,096,764	(107)	3,713	2,610	(42)	145	6,319
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	2,826,597	2,826,597	0	—	—	14	—	—	—	14
Share-based compensation	—	—	—	—	—	110	—	—	—	110
Net income	—	—	—	—	—	—	1,769	—	(8)	1,761
Cash dividends approved	—	—	—	—	—	—	(678)	—	—	(678)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(5)	(5)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	22	22
Acquisition of noncontrolling interest	—	—	—	—	—	(3)	—	—	(36)	(39)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(7)	—	(7)
Disposal of noncontrolling interest for deconsolidation	—	—	—	—	—	—	—	—	3	3
Balance at December 31, 2019	299,424,485	285,902,609	0	3,096,764	(107)	3,834	3,701	(49)	121	7,500
Cumulative effect of the adoption of ASU 2016-13	—	—	—	—	—	—	(7)	—	—	(7)
Balance at January 1, 2020	299,424,485	285,902,609	0	3,096,764	(107)	3,834	3,694	(49)	121	7,493
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	1,454,307	1,454,307	0	—	—	2	—	—	—	2
Conversion of Convertible Senior Notes due 2022	202	202	0	—	—	0	—	—	—	0
Share-based compensation	—	—	—	—	—	122	—	—	—	122
Net income	—	—	—	—	—	—	(2,192)	—	(12)	(2,204)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(4)	(4)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	10	10
Issuance of ordinary shares in Hong Kong public offering	23,485,450	23,485,450	0	—	—	5,968	—	—	—	5,968
Acquisition of noncontrolling interest	—	—	—	—	—	(118)	—	—	(18)	(136)
Foreign currency translation adjustments	—	—	—	—	—	—	—	203	—	203
Disposal of noncontrolling interest for deconsolidation	—	—	—	—	—	—	—	—	0	0
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	—	3	3
Noncontrolling interest recognized from partial disposal	—	—	—	—	—	—	—	—	2	2
Loss arising from defined benefit plan,net of tax	—	—	—	—	—	—	—	(27)	—	(27)
Balance at December 31, 2020	324,364,444	310,842,568	0	3,096,764	(107)	9,808	1,502	127	102	11,432

The accompanying notes are an integral part of these consolidated financial statements.

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2018	2019	2020	2020
				US$'million
				(Note 2)

Operating activities:
Net income (loss)	727	1,761	(2,204)	(338)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	83	110	122	19
Depreciation and amortization	891	991	1,362	208
Amortization of issuance cost of convertible senior notes and upfront fee of bank borrowings	28	28	83	13
Deferred taxes	(91)	(38)	(553)	(84)
Credit loss	10	21	65	10
Deferred rent	140	—	—	—
Loss (gain) from disposal of property and equipment	0	(10)	1	0
Impairment loss	35	13	709	109
Loss from equity method investments, net of dividends	157	213	145	22
Investment loss (income)	1,009	(477)	108	17
Interest accretion for finance lease	—	—	27	4
Noncash lease expense	—	2,235	2,063	316
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(36)	(34)	35	5
Prepaid rent	(283)	—	—	—
Inventories	(14)	(17)	0	0
Amounts due from related parties	(32)	32	(14)	(2)
Other current assets	(56)	(80)	(147)	(23)
Other assets	(32)	(175)	(86)	(13)
Accounts payable	11	(1)	31	5
Amounts due to related parties	38	17	20	3
Salary and welfare payables	91	(28)	(46)	(7)
Deferred revenue	114	279	(52)	(8)
Accrued expenses and other current liabilities	140	408	445	68
Operating lease liabilities	—	(2,036)	(1,640)	(251)
Income tax payable	48	(35)	94	14
Other long-term liabilities	71	116	41	6
Net cash provided by operating activities	3,049	3,293	609	93

Investing activities:
Purchases of property and equipment	(1,115)	(1,527)	(1,745)	(267)
Purchases of intangibles	(4)	(5)	(28)	(4)
Purchases of land use rights	(76)	(3)	(3)	(1)
Amount received as a result of government zoning	7	13	—	—
Acquisitions, net of cash received	(496)	(244)	(5,060)	(775)
Proceeds from disposal of subsidiary and branch, net of cash disposed	8	2	4	1
Purchases of short term and long term investments	(4,959)	(328)	(1,702)	(261)
Proceeds from maturity/sale and return of investments	177	2,002	396	61
Payment for shareholder loan to equity investees	(7)	(87)	(15)	(2)
Collection of shareholder loan from equity investees	—	88	15	2
Payment for the origination of loan receivables	(313)	(454)	(130)	(20)
Proceeds from collection of loan receivables	433	258	167	26
Net cash (used in) investing activities	(6,345)	(285)	(8,101)	(1,240)

Financing activities:
Proceeds from issuance of ordinary shares in Hong Kong public offering	—	—	6,018	922
Ordinary share issuance costs	—	—	(32)	(5)
Net proceeds from issuance of ordinary shares upon exercise of options	14	14	1	0
Proceeds from short-term bank borrowings	928	2,214	1,658	254
Repayment of short-term bank borrowings	(128)	(1,902)	(1,993)	(306)
Proceeds from long-term bank borrowings	4,275	13,176	1,652	253
Repayment of long-term bank borrowings	(799)	(6,760)	(9,163)	(1,405)
Funds advanced from noncontrolling interest holders	36	2	14	2
Repayment of funds advanced from noncontrolling interest holders	(8)	(19)	(9)	(1)
Acquisitions of noncontrolling interest	(84)	(39)	(98)	(16)
Proceeds from amounts due to related parties	103	—	—	—
Repayment of amounts due to related parties	(113)	—	—	—
Contribution from noncontrolling interest holders	29	22	10	2
Proceeds from long-term finance liabilities (failed sale and leaseback “failed SLB”)	—	—	83	13
Repayment of long-term finance liabilities (failed SLB)	—	—	(42)	(6)
Dividends paid to noncontrolling interest holders	(5)	(5)	(4)	(1)
Dividends paid	—	(658)	(678)	(104)
Proceeds from issuance of convertible senior notes	—	—	3,499	536
Direct financing costs paid	—	—	(10)	(1)
Principal payments of finance lease	—	—	(23)	(3)
Net cash provided by financing activities	4,248	6,045	883	134
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(24)	62	(300)	(45)
Net increase in cash, cash equivalents and restricted cash	928	9,115	(6,909)	(1,058)
Cash, cash equivalents and restricted cash at the beginning of the year	3,956	4,884	13,999	2,145
Cash, cash equivalents and restricted cash at the end of the year	4,884	13,999	7,090	1,087
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	239	414	476	73
Income taxes paid	613	712	238	36
Cash paid for amounts included in the measurement of operating lease liabilities	—	2,905	3,309	507
Cash paid for amounts included in the measurement of finance lease liabilities	—	—	63	10
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	—	4,176	1,422	218
Non-cash right-of-use assets obtained in exchange for finance lease liabilities	—	—	270	41
Non-cash right-of-use assets obtained in acquisition for operating lease	—	22	8,645	1,325
Non-cash right-of-use assets obtained in acquisition for finance lease	—	—	1,794	275
Non-cash lease liabilities obtained in acquisition for operating lease	—	—	8,849	1,356
Non-cash lease liabilities obtained in acquisition for finance lease	—	—	2,187	335
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	688	963	736	113
Consideration payable for business acquisition	40	16	—	—
Purchase of intangible assets included in payables	5	3	5	1
Reimbursement of government zoning included in receivables	—	—	2	0
Cash dividends declared in payables	658	678	—	—

The accompanying notes are an integral part of these consolidated financial statements.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

(Renminbi in millions, except share and per share data, unless otherwise stated)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

Huazhu Group Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries and consolidated variable interest entities (the “Group”) are to develop leased and owned, manachised and franchised hotels mainly in the People’s Republic of China(“PRC”).

On January 2, 2020, the Group completed the acquisition of 100% equity interest of Steigenberger Hotels Aktiengesellschaft Germany ("Deutsche Hospitality" or "DH"). Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels under five brands in the midscale and upscale market in Europe, the Middle East and Africa. After the acquisition, “legacy DH” refers to Deutsche Hospitality and its subsidiaries and “legacy Huazhu” refers to the Group excluding Deutsche Hospitality.

The Group completed public offering in Hong Kong in September 2020 with proceeds of RMB6,018 and the trading of ordinary shares on the Hong Kong Stock Exchange commenced on September 22, 2020 under the stock code “1179”.

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

As of December 31, 2019 and 2020, the Group had 688 and 753 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically eight to ten years for legacy Huazhu and 15 to 20 years for manachised hotels and 10 to 15 years for franchised hotels under legacy DH and are renewable upon mutual agreement between the Group and the franchisee. The Group also has some franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2019 and 2020, the Group had 4,519 and 5,746 manachised hotels in operation and 411 and 290 franchised hotels in operation, respectively.

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

As of December 31, 2019 and 2020, the Group consolidated eight and eight entities under VIE model, and the assets and liabilities of the consolidated VIEs are immaterial to the Group’s consolidated financial statements.

The Group evaluates its business activities and arrangements with the entities that operate the manachised and franchised hotels and the funds that it serves as general partner or fund manager to identify potential variable interest entities. Generally, these entities that operate the manachised and franchised hotels qualify for the business scope exception, therefore consolidation is not appropriate under the variable interest entity consolidation guidance. For the disclosure of significant non-consolidated variable interest entities, see Note 7 Investments.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment, right-of-use assets and intangible assets with definite lives, valuation allowance of deferred tax assets, purchase price allocation, impairment of goodwill and intangible assets without definite lives, fair value measurement and impairment of investments, share-based compensation, obligations related to the pension plans, estimates involved in the accounting for its customer loyalty program, contingent liabilities and incremental borrowing rate used to measure lease liabilities.

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

Debt securities that the company has no intent to hold till maturity or may sell the security in response to the changes in economic conditions are classified as available-for-sale debt securities. Available-for-sale debt securities are reported at fair value, with unrealized gains and losses (other than impairment losses) recognized in accumulated other comprehensive income or loss. Realized gains and losses on debt securities are recognized in the net income in the consolidated statements of comprehensive income. Before the adoption of Accounting Standards Update (“ASU”) 2016-13 the amount of the total impairment related to the credit loss was recognized in the income statement and the amount related to all other factors is recognized in other comprehensive income, net of applicable taxes, and the impairment losses recognized in the income statement cannot be reversed for any future recoveries. After the adoption of ASC 326 on January 1, 2020, credit-related impairment is measured as the difference between the debt security’s amortized cost basis and the present value of expected cash flows and is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The allowance should not exceed the amount by which the amortized cost basis exceeds fair value.

As a result of the impairment analysis, the Group recorded an impairment of nil, RMB10 and RMB92 in 2018, 2019 and 2020, respectively.

Accounts receivable, loan receivables and other financial assets

Accounts receivable, net

Accounts receivable mainly consist of franchise fee receivables, amounts due from corporate customers, travel agents, hotel guests and credit card receivables, which are recognized and carried at the original invoice or accrued amount less an allowance for credit losses. Before the year 2020, the Group established an allowance for doubtful accounts primarily based on the aging of the receivables and factors surrounding the credit risk of specific customers. After the adoption of ASU 2016-13 Financial instruments- credit losses on January 1, 2020, the accounts receivable balance reflects invoiced and accrued revenue and is presented net of an allowance for credit losses. The Group establishes current expected credit losses (“CECL”) for pools of assets with similar risk characteristics by evaluating historical levels of credit losses, current economic conditions that may affect a customer’s ability to pay, and creditworthiness of significant customers. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. The Group major focus on historical collection experience and considering on aging or specific customer circumstance.

Loan receivables, net

The Group entered into entrusted loan agreements with certain franchisees with the typical terms to be two to three years and annual interest rates ranging from 8.0% to 8.5%, and with other un-related third-parties with the annual interest rates ranging from 4.8% to 15.0%. Loan receivables are measured at amortized cost with interest accrued based on the contract rate. The Group classified loan receivables as long-term or short-term investments according to their contractual maturity or expected holding time. Before the year of 2020, the Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the life of loans on an individual basis based on the Group’s past experiences, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. A credit allowance will be established for the loans unable to collect. The Group adopted ASU 2016-13 on January 1, 2020 utilizing the modified retrospective approach. After the adoption of ASU 2016-13, the Group estimates the CECL based on the expectation of future economic conditions, historical collection experience and a loss-rate approach whereby the allowance is calculated using the probability of default and recovery rates and multiplying it by the asset's amortized cost at the balance sheet date.

Additionally, the Group records an allowance on other forms of financial assets, including other current assets, other assets and amounts due from related parties with the similar approach of accounts receivable.

Inventories

Inventories mainly consist of small appliances, bedding and daily consumables, operating supplies, food and beverage inventory items. Small appliances and bedding for new hotels opened are stated at cost, less accumulated amortization, and are amortized over their estimated useful lives, generally one year, from the time they are put into use. Daily consumables and beddings replacement are expensed when used.

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation. The renovations, betterments and interest cost incurred during construction are capitalized. Depreciation of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

Leasehold improvements	Shorter of the lease term or their estimated useful lives
Buildings	20-40 years
Furniture, fixtures and equipment	1-20 years
Motor vehicles	5 years

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

Intangible assets, net and unfavorable lease

Intangible assets consist primarily of brand name, master brand agreement, non-compete agreements, franchise or manachise agreements and favorable leases acquired in business combinations before the adoption of Topic 842, Leases ("ASC 842") and purchased software. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including brand name, master brand agreement, non-compete agreements, franchise or manachise agreements, favorable lease agreements and other intangible assets acquired from business combination are recognized and measured at fair value upon acquisition.

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

Non-compete agreements and franchise or manachise agreements are amortized over the expected useful life and remaining franchise contract terms, respectively. Purchased software is stated at cost less accumulated amortization.

Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These estimated useful lives are generally as follows:

Franchise or manachise agreements	Remaining contract terms from 10 to 20 years
Non-compete agreements	2 - 10 years based on specified non-compete period
Favorable lease agreements acquired before the adoption of ASC 842	Remaining lease terms from 1 to 20 years
Purchased software	3 - 10 years based on the estimated usage period
Unfavorable lease agreements	Remaining lease terms from 3 to 13 years
Other intangible assets including trademark, licenses and other rights	2 - 15 years based on the contractual term, the length of license agreements and the effective terms of other legal rights

Almost all the brand names acquired by the Group are considered to have indefinite useful lives since there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of these brands and these brands can be renewed at nominal cost. Master brand agreement, acquired in Accor acquisition, granted the Group certain franchise rights with initial term of 70 years, and can be renewed without substantial obstacles. As a result, the useful life is determined to be indefinite. The Group evaluates the brand name and master brand agreement each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group measures the impairment by comparing the fair value of brand name and master brand agreement with its carrying amount. If the carrying amount of brand name and master brand agreement exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Group measures the fair value of the brand name under the relief-from-royalty method, the master brand agreement under the multi-period excess earnings method. The determination of the fair value requires management to make significant estimates and assumptions related to forecasts of future revenues, operating margin, royalty saving rate and discount rates to estimate the net present value of future cash flows.

Management performs its annual brand names and master brand agreement impairment test on November 30 and when triggering events occurred. Due to the COVID-19 outbreak worldwide, the Group suffered an operating loss for the first quarter of 2020. As the situation was not totally under control and impacts of the COVID-19 pandemic worldwide were highly uncertain, the Group performed impairment testing regarding all its indefinite-lives intangible assets as of March 31, 2020. There was no impairment loss recognized for any indefinite-lives intangible assets as a result of the impairment test. Due to COVID-19 outbreak relapsed in Europe in the second and third quarter of 2020, the Group performed impairment testing for the indefinite-lives intangible assets of legacy DH as of June 30, 2020 and September 30, 2020. As a result, the estimated fair value of all the indefinite-lives intangible assets of legacy DH substantially exceeded its carrying value, and no impairment was identified. The Group also performed annual impairment test for all its indefinite-lives intangible assets on November 30, 2020 and did not recognize any intangible assets impairment for year ended December 31, 2020.

As of December 31, 2020, the estimated fair value of three brand names acquired in DH acquisition exceeded its carrying value by approximately RMB190, RMB61 and RMB184, which accounted for 7%, 9% and 42% of its carrying value, respectively. A 5% increase in the discount rate or decrease in royalty saving rate could reduce the fair value of these three brand names by RMB178, RMB45 and RMB38, or RMB151, RMB38 and RMB31, respectively, and the fair value could cover its carrying value, thus, no impairment was recognized.

Land use rights

The land use rights represent the operating lease prepayments for the rights to use the land in the PRC under ASC 842, which are amortized on a straight-line basis over the remaining term of the land certificates, between 30 to 50 years. Amortization expense of land use rights for the years ended December 31, 2018, 2019 and 2020 amounted to RMB5, RMB8 and RMB7, respectively.

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

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the long-lived assets exceed the future undiscounted net cash flows, and recognized an impairment loss of RMB35, RMB3 and RMB180 during the years ended December 31, 2018, 2019 and 2020, respectively.

Fair value of the long-lived assets was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets less liabilities acquired.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Before the adoption of ASU No. 2017-04, Intangibles-Goodwill and Other, the Group performed a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit is identified as an operating segment or one level below an operating segment (also known as a component) for which discrete financial information is available and is regularly reviewed by segment manager. Before the acquisition of Deutsche Hospitality, all the acquired business has been migrated to the Group’s business, and the Group's management regularly reviews operation data including industrial metrics of revenue per available room, occupancy rate, and number of hotels by scale/brand, rather than discrete financial information for the purpose of performance evaluation and resource allocation at brand level. The Group concluded that it had only one reporting unit, and therefore the goodwill impairment testing was performed on consolidation level. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities.

The Group adopted ASU No. 2017-04, Intangibles-Goodwill and Other on January 1, 2020, which requires a one-step impairment test in which an entity compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, if any. Upon the acquisition of Deutsche Hospitality, the Group concludes there are two reporting units, which are legacy Huazhu and legacy DH since the segment manager regularly reviews discrete financial information for legacy Huazhu and legacy DH separately. The goodwill impairment testing was performed at each reporting unit level. If the carrying amount of a reporting unit exceeds its fair value, an impairment amounts to that excess should be recognized in the statement of comprehensive income.

Fair value of the equity value was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels' revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Management performs its annual goodwill impairment test on November 30 and when triggering events occurred. The Group recorded an impairment of nil, nil and RMB437 for the years ended December 31, 2018, 2019 and 2020. Given the impact of the COVID-19 pandemic on hospitality industry in China, the Group concluded that indicators of impairment for legacy Huazhu existed and performed the goodwill impairment as of March 31, 2020 with no impairment recognized. No further deterioration occurred due to COVID-19 pandemic in China, the Group updated previous assumptions based on the current economic environment in its annual impairment assessment on November 30, 2020, including the inherent risk and uncertainty due to the stay-in-place measures enacted, consumer confidence levels, and the ongoing impact of the COVID-19 pandemic on the hospitality industry. Based on the analysis, the Group concluded that the goodwill of legacy Huazhu was not impaired for the year ended December 31, 2020. For the goodwill of legacy DH, indicators of impairment existed as of March 31, June 30 and September 30, 2020 due to COVID-19 outbreak and the relapse in Europe. The Group performed impairment test quarterly and recorded an impairment of RMB437 during the third quarter of 2020. No further impairment of goodwill was recorded in the last quarter of 2020 considering no further deterioration occurred in Europe when the Group performed its annual assessment.

As of December 31, 2020, the estimated fair value of goodwill of legacy DH exceeded its carrying value by approximately RMB244, which accounted for 6% of its carrying value. A 5% decline in the underlying projected cash flow or increase in the discount rate could have resulted in goodwill impairment charges of approximately RMB42 and RMB175, respectively.

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

Manachised and franchised hotel revenues

The manachise and franchise agreement contains the following promised services:

●Intellectual Property ("IP") license grant the right to access the Group’s hotel system IP, including brand names.
●Pre-opening services include providing services (e.g., install IT information system and provide access to purchase platform, help to obtain operational qualification, and help to recruit and train employees) to the franchisees to assist in preparing for the hotel opening.
●System maintenance services include providing standardization hotel property management system (“PMS”), central reservation system (“CRS”) and other internet related services.
●Hotel management services include providing day-to-day management services of the hotels for the franchisees.

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

Manachised and franchised hotel revenues are derived from franchise or manachise agreements where the franchisees are primarily required to pay (i) an initial one-time franchise fee, and (ii) continuing franchise fees, which mainly consist of (a) on-going management and franchise service fees, (b) central reservation system usage fees, system maintenance and support fees and (c) reimbursements for hotel manager fees.

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

Above policies are only applicable to legacy Huazhu. For manachised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality an on-going management fees consisting of a base fee as a percentage of the hotel’s gross revenues and an incentive fee as a percentage of the hotel’s gross adjusted profit. For franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a license fee, a franchise fee and a central service fee. The manachised and franchised hotel revenues of Deutsche Hospitality are recognized over time as services are rendered. The Group is gradually conforming the terms of Deutsche Hospitality’s franchise and management agreements to those of hotels under legacy Huazhu.

Since the COVID-19 outbreak in January 2020, the Group has offered one-time reduction on continuing franchise fees of approximately RMB132 for 2020 to help franchisees meet their short-term working capital needs. There is no change to the scope of services or other terms of the agreements. Previously recognized revenue on the original contract was not adjusted.

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

Above policies are only applicable to legacy Huazhu. The loyalty program initiated by Deutsche Hospitality has substantially the same rights, nature and redeemable approaches as that of legacy Huazhu, therefore the accounting treatment is the same. As of December 31, 2020, the contract liabilities related to Deutsche Hospitality were immaterial and the loyalty program of Deutsche Hospitality was in the progress of being migrated to that of legacy Huazhu.

Membership fees from the Group’s customer loyalty program are all from legacy Huazhu, which are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels and also applicable to legacy Huazhu only. Such duration is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years which reflects the expected membership retention. Revenues recognized from membership fees were RMB192, RMB224 and RMB223 for the years ended December 31, 2018, 2019 and 2020, respectively, which amount were included in revenues from leased and owned hotel or revenues from manachised and franchised hotels depending on the type of hotels the membership was sold at.

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

Value-Added Taxes and surcharges

The accommodation services of the Group in PRC and Germany are subject to 6% and 19% of Value-Added Taxes, respectively.

The Group is subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB103, RMB99 and RMB150 for the years ended December 31, 2018, 2019 and 2020, respectively.

Government grants

Government grants represent cash received by the Group in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts under legacy Huazhu. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received and when all the conditions for their receipts have been satisfied. Government grants recognized by legacy Huazhu were RMB106, RMB148 and RMB154 for the years ended December 31, 2018, 2019 and 2020, respectively, which were recorded as other operating income.

Government grants represent cash received by the Group as compensation for COVID-19 impacts in various countries under legacy DH. The grants consist of short term work compensation, fixed costs compensation and revenue based compensation. Short term work compensation recognized by legacy DH was RMB244 for the year ended December 31, 2020, which was netted with operating costs and expenses. Other grants recognized by legacy DH were RMB17 for the year ended December 31, 2020, which were recorded as other operating income.

Leases

As a lessee

Before January 1, 2019, the Group adopted the ASC Topic 840, Leases, each lease is classified at the inception date as either a capital lease or an operating lease. All of the Group's leases were classified under ASC Topic 840 as operating leases while there are both capital lease and operating lease under legacy DH. The Group’s reporting for periods prior to January 1, 2019 continued to be reported in accordance with Leases (Topic 840). The Group elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases.

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

The Group recognizes a lease liability for future fixed lease payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date and a right-of-use ("ROU") asset representing the right to use the underlying asset for the lease term. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments and variable lease payments that depend on an index or a rate (initially measured using the index or rate as at the commencement date) over the lease term using the rate implicit in the lease, if available, or the Group's incremental borrowing rate. As its leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Upon adoption of ASU 2016-02, the Group elected to use the remaining lease term as of January 1, 2019 in the estimation of the applicable discount rate for leases that were in place at adoption. For the initial measurement of the lease liability for leases commencing after January 1, 2019, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities of operating lease liabilities and finance lease liabilities are classified as operating lease liabilities, current and finance lease liability, current, respectively, in the Group's consolidated balance sheets. Long-term portions of operating lease liabilities and finance lease liabilities are classified as operating lease liabilities, non-current and finance lease liability, non-current, respectively, in the Group's consolidated balance sheets. Most leases have initial terms ranging from 10 to 20 years for legacy Huazhu, and from 20 to 25 years for legacy DH. The lease term includes lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that the Group will exercise such extension options and not exercise such early termination options, respectively. The Group’s lease agreements may include nonlease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. The Group elected the practical expedient of not to separate land components outside PRC from leases of specified property and equipment at the ASC842 transition date. Besides, the Group’s lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property and the changes in the index of consumer pricing index ("CPI"). All the lease agreements with variable lease payments based on the changes in CPI are held by legacy DH. For operating leases, the Group recognizes lease expense on a straight-line basis over the lease term and variable lease payments that depend on an index or a rate are initially measured using the index or rate at the commencement date, otherwise variable lease payments are recognized in the period in which the obligation for those payments is incurred. The operating lease expense is recognized as hotel operating costs, general and administrative expenses and pre-opening expenses in the consolidated statements of comprehensive income. For finance lease, lease expense is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis over the shorter of the lease term or useful life of the underlying asset within hotel operating costs in the consolidated statements of comprehensive income, but interest expense on the lease liability is recognized in interest expense in the consolidated statements of comprehensive income using the effective interest method which results in more expense during the early years of the lease. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Group's lease agreements do not contain any significant residual value guarantees or restricted covenants.

The ROU assets are measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group, deferred rent and lease incentives, and any off-market terms (that is, favorable or unfavorable terms) present in the lease when the Group acquired leases in a business combination in which the acquiree acts as a lessee. The Group evaluates the carrying value of ROU assets if there are indicators of impairment and reviews the recoverability of the related asset group. The Group excludes the lease obligation from the carrying value of the asset group. Accordingly, the lease payments (both principal and interest) don't reduce the undiscounted expected future cash flows used to test the asset group for recoverability. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statements of comprehensive income. Noncash lease expense are used as the noncash add-back for the amortization of the operating ROU assets to the operating section of the consolidated statements of cash flow.

The Group reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Group will derecognize ROU assets and liabilities, with difference recognized in the consolidated statements of comprehensive income on the contract termination.

Sublease

The Group subleases property which are not suitable to operate hotels to third parties under operating leases. In accordance with the provisions of ASC 842, since the Group has not been relieved as the primary obligor of the head lease, the Group cannot net the sublease income against its lease payment to calculate the lease liability and ROU asset. The Group's practice has been, and will continue to, straight-line the sub-lease income over the term of the sublease, which is consistent with the accounting treatment under ASC840.

Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Group, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. For a particular tax-paying component of an entity and within a particular tax jurisdiction, all deferred tax liabilities and assets, as well as any related valuation allowance, shall be offset and presented as a single noncurrent amount. However, an entity shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the entity or to different tax jurisdictions.

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

Comprehensive income

Comprehensive income includes all changes in equity except for those resulting from investments by owners and distributions to owners and is comprised of net income, foreign-currency translation adjustments and gain (loss) arising from defined benefit plan.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term and long-term investments, loan receivables, amount due from related parties, other current assets, other assets and accounts receivable. All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group's management believes to be high credit quality. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk and the Group’s short-term and long-term investments consist of equity investments in listing and private companies. The Group’s loan receivables are lent to entities with high credit quality. The Group conducts credit evaluations on its group and agency customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining credit losses for accounts receivable, loan receivable and financial assets, including other current assets, other assets and amounts due from related parties based on the expectation of future economic conditions, historical collection experience and a loss-rate approach.

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

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates. The Group’s financial instruments include cash and cash equivalent, restricted cash, loan receivables current and non-current portion, receivables, payables, short-term debts, long-term debts. The carrying amounts of these short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts and long-term loan receivables approximate their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed. The carrying amounts of convertible senior notes were RMB3,209, RMB3,290 and RMB6,318 and the corresponding fair value estimated based on quoted market price were RMB3,185, RMB3,711 and RMB7,747, as of December 31, 2018, 2019 and 2020, respectively. The fair value of pension plan assets is discussed in Note 18.

As of December 31, 2019 and 2020, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

			Fair Value Measurements at Reporting Date Using
			Quoted Prices in Active		Significant
			Markets for Identical	Significant Other	Unobservable
As of			Assets	Observable Inputs	Inputs
December 31,	Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
2019	Equity securities with readily determinable fair value	2,908	2,908	—	—
2019	Available-for-sale debt securities	220	—	220	—
2020	Equity securities with readily determinable fair value	3,903	3,903	—	—
2020	Available-for-sale debt securities	220	—	220	—
2020	Employee benefit plan assets	6	6	—	—

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the years ended December 31, 2018, 2019 and 2020:

			Fair Value Measurements at Reporting Date Using
			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
		Fair Value for	Identical	Observable	Unobservable	Total
Years Ended		Years Ended	Assets	Inputs	Inputs	Loss for
December 31,	Description	December 31	(Level 1)	(Level 2)	(Level 3)	the Year
2018	Property and equipment	10	—	—	10	35
2019	Property and equipment	—	—	—	—	3
2019	Long-term investment	—	—	—	—	10
2020	Property and equipment	2	—	—	2	41
2020	Operating lease right-of-use assets	71	—	—	71	139
2020	Long-term investment	—	—	—	—	92
2020	Goodwill	2,328	—	—	2,328	437

As a result of reduced expectations of future cash flows from certain leased hotels, the Group determined that the hotels property and equipment with a carrying amount of RMB45, RMB3 and RMB43 was not fully recoverable and consequently recorded an impairment charge of RMB35, RMB3 and RMB41 for the years ended December 31, 2018, 2019 and 2020, respectively.

Fair value of the property and equipment impairment testing was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its long-lived assets held and used and its reporting units are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable input used in the fair value measurement, which are ranged between negative 15% and 4%, 8.64% and 20%, respectively, for the years ended December 31, 2018, 2019 and 2020, respectively.

As a result of the impairment assessment, the Group determined that the operating lease right-of-use assets amount with a carrying amount of nil, nil and RMB210 was impaired and recorded an impairment charge of nil, nil and RMB139 for the years ended December 31, 2018, 2019 and 2020, respectively.

As a result of the impairment assessment, the Group determined that the long-term investment amount with a carrying amount of nil, RMB10 and RMB92 was impaired as a result of the impairment assessment for the years ended December 31, 2018, 2019 and 2020, respectively.

As a result of the impairment assessment, the Group determined that the goodwill amount with a carrying amount of nil, nil and RMB2,768 was impaired and recorded an impairment charge of nil, nil and RMB437 for the years ended December 31, 2018, 2019 and 2020, respectively.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group’s judgement of likely future performance and will be adjusted in future periods based on the actual performance. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended December 31, 2018, 2019 and 2020, the Group recognized share-based compensation expenses of RMB83, RMB110 and RMB122, respectively, which were classified as follows:

	Years Ended December 31,
	2018	2019	2020
Hotel operating costs	27	35	42
Selling and marketing expenses	3	3	4
General and administrative expenses	53	72	76
Total	83	110	122

Earnings (losses) per share

Basic earnings (losses) per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of nonvested restricted stocks (using the treasury stock method).

The loaned shares under the ADS lending agreement are excluded from both the basic and diluted earnings (losses) per share calculation unless default of the ADS lending arrangement occurs which the Group considered the possibility is remote.

Segment and geography information

The Group identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The Group’s chief operating decision maker has been identified as the chief executive officer. Before the acquisition of DH completed on January 2, 2020, CODM regularly reviews the operation data, such as industrial metrics of revenue per available room, occupancy rate, and number of hotels by scale/brand, to assess the performance and allocate the resources at brand level. All the acquired business including Accor, Crystal Orange and Blossom Hotel Management has been migrated to the Group’s business, and the Group operates and manages its business as a single segment. After the acquisition of DH, CODM regularly reviews the operating data and EBITDA, which is defined as earnings before interest income, interest expense, income tax expense (benefit) and depreciation and amortization, a non-GAAP financial measure for legacy Huazhu and legacy DH separately to evaluate their performance. Therefore, in January 2020, the Group modified its operating segment structure to be two operating segments which are legacy Huazhu and legacy DH as a result of a change in the way management intends to evaluate results and allocate resources within the Group. In identifying its reportable segments, the Group assesses nature of operating segments and evaluates the operating results of each reporting segments. Both operation segments meet the quantitative thresholds and should be considered as two reportable segments.

The following table provides a summary of the Group’s operating segment results for the year ended December 31, 2020. The Group presents segment information after elimination of intercompany transactions.

	Legacy Huazhu	Legacy DH	Total

Total revenues	8,664	1,532	10,196
Operating costs and expenses	8,978	2,947	11,925
Goodwill impairment loss	—	437	437
Other operating income, net	214	266	480
Interest income	118	1	119
Interest expense	427	106	533
Other (expenses) income, net	(92)	3	(89)
Unrealized (losses) gains from fair value changes of equity securities	(266)	1	(265)
Foreign exchange gain (loss)	176	(1)	175
Loss before income tax	(591)	(1,688)	(2,279)
Income tax expense (benefit)	151	(366)	(215)
(Loss) income from equity method investments	(117)	(23)	(140)
Net loss attributable to noncontrolling interest	(12)	—	(12)
Net loss attributable to Huazhu Group Limited	(847)	(1,345)	(2,192)
Income tax expense (benefit)	151	(366)	(215)
Interest income	118	1	119
Interest expense	427	106	533
Depreciation and amortization	1,123	239	1,362
EBITDA (Non-GAAP)	736	(1,367)	(631)

The following table presents total assets for operating segments, reconciled to consolidated amounts:

	Legacy Huazhu	Legacy DH	Total
Total assets	46,243	18,912	65,155

The following tables represent revenues and property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill by geographical region.

Revenues:

China	8,647
Germany	1,212
All others	337
Total	10,196

Property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill:

China	30,635
Germany	15,670
All others	2,544
Total	48,849

Other than China and Germany, there were no countries that individually represented more than 10% of the total revenue and certain long lived assets for the year ended and as of December 31, 2020.

Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. As of December 31, 2020, under the repurchase plan, the Company had repurchased an aggregate of 3,096,764 ordinary shares on the open market for total cash consideration of RMB107. The repurchased shares were presented as “treasury shares” in shareholders’ equity on the Group’s consolidated balance sheets.

Recently Issued Accounting Pronouncements

Adopted Accounting Standards

In June 2016, the FASB released ASU No.2016-13 ("ASU 2016-13"), Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU, along with subsequent ASUs issued to clarify certain provisions of ASU 2016-13, provide more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. The standards are to be applied using a modified retrospective approach and are effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. The Group adopted the guidance on January 1, 2020, as required, using the modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align the Group’s current processes for establishing an allowance for credit losses with the new guidance. Upon adoption, the Group recorded an adjustment of RMB7 to opening retained earnings related to the credit allowance for accounts receivable, other receivables and loan receivables. ASU 2016-03 did not materially affect Group's consolidated financial statements.

In January 2017, the FASB issued ASU No.2017-04, Intangibles-Goodwill and Other, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, the ASU clarifies the requirements for excluding and allocating foreign currency translation adjustments to reporting units in connection with an entity’s testing of reporting units for goodwill impairment. The ASU also clarifies that an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. For public business entities, the ASU is effective prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group adopted this ASU on January 1, 2020 and the adoption does not have a significant impact on the Group’s consolidated financial statements.

In August 2018, the FASB released ASU No. 2018-13 ("ASU 2018-13"), Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements on fair value measurements. The provisions of ASU 2018-13 are to be applied using a prospective or retrospective approach, depending on the amendment, and are effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. The Group adopted this ASU on January 1, 2020 and the adoption of this ASU does not have a significant impact on the Group’s consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The new standard changes how entities evaluate decision-making fees under the variable interest entity guidance. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance. The standard should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. The Group adopted this ASU on January 1, 2020 and the adoption of this ASU does not have a significant impact on the Group’s consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provides optional expedients and exceptions that the Company can elect to adopt, subject to meeting certain criteria, regarding contract modifications, hedging relationships, and other transactions that reference the London interbank offered rate for deposits of US dollars ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The relief provided in ASU 2020-04 is applicable to all entities, but is only available through December 31, 2022. The Group adopted this ASU on April 1, 2020 and the adoption of this ASU does not have a significant impact on the Group’s consolidated financial statements.

In April 2020, the FASB released a Q&A which allows lessees and lessors to make an election to either apply the lease modification guidance or the variable rents guidance under ASC 840 and ASC 842 for lease concessions related to COVID-19 as long as the total cash flows as a result of the concession are substantially the same or less than those in the contract before the concession. A preparer can make this election without the need to determine whether a force majeure clause exists in the lease. The Group has elected to account for the lease concessions as variable lease expenses.

Accounting Standards Not Yet Adopted

In August 2018, the FASB issued ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General (Topic 715-20). The amendment modifies the disclosure requirements for employers that sponsor defined benefit pension or other post-retirement plans. The revised guidance is effective for financial statements issued for fiscal years beginning after December 15, 2020, with early adoption permitted. The revised guidance will not have a material impact on the consolidated financial statements.

In December 2019, the FASB has issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes. The guidance issued in this update simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. This ASU also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted, and is not expected to have a material impact on the Group’s consolidated financial statements.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB6.5250, on December 31, 2020, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2020, or at any other rate.

3.ACQUISITIONS

(i)  In August, 2018, the Group completed the acquisition of 83% equity interest of Blossom Hotel Investment Management (Kunshan) Co., Ltd. (the "Blossom Hotel Management"). Blossom Hotel Management was engaged in the business of owning, leasing, franchising, operating and managing hotels under Blossom Hotel Management brand in the upscale market in the PRC. The aggregated consideration RMB536 consisted of RMB463 cash consideration transferred and RMB73 implied fair value of the 11% equity interest originally owned by the Group. The previously held 11% equity interest that was accounted for using cost method was remeasured to fair value on the acquisition date, resulting in a gain of RMB13 recognized in investment income.

In August 2018, the Group purchased additional 11% noncontrolling interest from several minority shareholders for total cash consideration of RMB73. In 2019, the Group additional purchased 5% noncontrolling interest for total consideration of RMB34. The purchase of the noncontrolling interest is treated as an equity transaction. As of December 31, 2020, the Group owns 99% equity interest of Blossom Hotel Management in total.

(ii)  During the years ended December 31, 2018, 2019 and 2020, the Group acquired two individual hotels, three individual companies and three individual companies for total cash consideration of RMB7, RMB54 and RMB26, respectively. The business acquisitions were accounted for under purchase accounting. The assets and liabilities of these hotels and companies acquired in 2018, 2019 and 2020 were immaterial to the consolidated financial statements.

(iii) On January 2, 2020, the Group completed the acquisition of 100% equity interest of Deutsche Hospitality. Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels under five brands in the midscale and upscale market in Europe, the Middle East and Africa. The aggregated consideration was EUR720 million (equivalent to RMB5,624) which has been fully paid in cash as of January 2, 2020.

The total revenue and net loss of the acquiree included in the consolidated statements of comprehensive income for the year ended December 31, 2020 were RMB1,532 and RMB1,345, respectively.

The following table summarizes unaudited pro forma results of operation for the years ended December 31, 2019 and 2020 assuming that the acquisition occurred as of January 1, 2019. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2019.

	Period Ended December 31,
	2019	2020
Pro forma total revenue	14,995	10,196

Pro forma net income (loss)	1,780	(2,204)

The Group incurred transaction cost of RMB70 for the acquisition, which was expensed in 2019. These expenses are non-recurring in nature, and were eliminated from the calculation of pro forma net income above.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

		Amortization Period
Current assets	785
Property and equipment, net	586	2-25 years
Operating lease right-of-use assets	8,616	The lease terms
Financing lease right-of-use assets	1,794	Shorter of estimated useful lives of the assets and the lease terms
Franchise or manachise agreements	270	Remaining contract terms
Brand names	3,873	Indefinite-lives
Non-compete agreement	10	2 years
Goodwill	2,694
Deferred tax assets	170
Other non-current assets	280
Operating lease liability, current	(296)
Finance lease liability, current	(21)
Other current liabilities	(784)
Operating lease liability, non-current	(8,553)
Finance lease liability, non-current	(2,166)
Other noncurrent liabilities	(330)
Deferred tax liabilities	(1,304)
Total	5,624

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. The goodwill generated from the DH acquisition is allocated to the reporting unit of legacy DH. None of the Goodwill is expected to be deductible for tax purposes.

4.REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present the Group’s revenues disaggregated by the nature of the product or service:

	Years Ended December 31,
	2018	2019	2020
Room revenues	6,894	7,057	5,735
Food and beverage revenues	304	351	608
Others	272	310	565
Leased and owned hotels revenue	7,470	7,718	6,908
Initial one-time franchise fee	79	93	110
On-going management and service fees	983	1,228	1,057
Central reservation system usage fees, other system maintenance and support fees	630	908	908
Reimbursements for hotel manager fees	455	581	657
Other fees	380	532	404
Manachised and franchised hotels revenue	2,527	3,342	3,136
Other revenues	66	152	152
Total revenues	10,063	11,212	10,196

Contract Balances

The Group’s contract assets are insignificant at December 31, 2019 and 2020.

	As of December 31,
	2019	2020
Current contract liabilities	1,179	1,272
Long-term contract liabilities	559	662
Total contract liabilities	1,738	1,934

The contract liabilities balances above which are classified as deferred revenue on the consolidated balance sheet, as of December 31, 2019 and 2020 were comprised of the following:

	As of December 31,
	2019	2020
Initial fees received from franchisees owners	869	924
Cash received for membership fees and not recognized as revenue	400	430
Advances received from customers	412	529
Deferred revenue related to the loyalty program	57	51
Total	1,738	1,934

The Group classifies initial fees received from franchisees into current liabilities when the hotel has not yet opened. Initial fees received from franchisees for pre-opening hotels are RMB448 and RMB429 as of December 31, 2019 and 2020, respectively. Once the hotel opens, initial one-time franchise fee will be recognized as revenue over the term of the franchise contract and the initial fees received from franchisees that has not been recognized as revenue will be reclassified into current contract liabilities and long-term contract liabilities, respectively.

The Group recognized revenues that were previously deferred as contract liabilities of RMB491 and RMB748 during the years ended December 31, 2019 and 2020, respectively.

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2020, the Group had RMB51 of deferred revenues related to unsatisfied performance obligations under H Rewards that will be recognized as revenues when the points are redeemed, which the Group estimate will occur over the next two years. The Group had RMB924 of deferred revenues related to initial fees received from franchisees owners are expected to be recognized as revenues over the remaining contract periods over generally one to ten years. Additionally, the Group had RMB430 of deferred revenues related to membership fees that are expected to be recognized as revenues over the remaining membership life, which is estimated to be one to five years. The Group also had RMB529 of deferred revenues related to advances received from customers, which are expected to be recognized as revenues in future periods over the terms of the related contracts.

The Group did not estimate revenues expected to be recognized related to the Group’s unsatisfied performance for the following:

●	Revenues related to on-going management and franchise service fees, as they are considered sales-based royalty fees.
●	Revenues related to central reservation system usage fees, other system maintenance and support fees, and reimbursement for hotel manager fee, as the related revenues from the satisfaction of these performance obligations is recognized when the Group is entitled to invoice the amount.

5.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2019	2020
Cost:
Buildings	247	247
Leasehold improvements	8,414	9,542
Furniture, fixtures and equipment	1,270	2,008
Motor vehicles	1	1
	9,932	11,798
Less: Accumulated depreciation	(4,918)	(5,764)
	5,014	6,034
Construction in progress	840	648
Property and equipment, net	5,854	6,682

Depreciation expense was RMB847, RMB967 and RMB1,219 for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group occasionally demolishes certain leased hotels due to local government zoning requirements, which typically results in receiving compensation from the government.

6.INTANGIBLE ASSETS, NET AND UNFAVORABLE LEASE

Intangible assets, net consist of the following:

	As of December 31,
	2019	2020
Intangible assets with indefinite lives:
Brand names (Note 3)	1,340	5,319
Master brand agreement	192	192
Intangible assets with definite lives:
Franchise or manachise agreements	95	356
Favorable lease agreements from sublease	13	12
Purchased software	72	108
Other intangible assets	20	70
Total	1,732	6,057
Less: Accumulated amortization	(70)	(112)
Total	1,662	5,945

The values of favorable lease agreements were determined based on the estimated present value of the amount the Group has avoided paying as a result of entering into the lease agreements. Unfavorable lease agreements were determined based on the estimated present value of the acquired lease that exceeded market prices and are recognized as other long-term liabilities. As of December 31, 2020, the unfavorable lease agreements were immaterial. The value of favorable and unfavorable lease agreements is amortized using the straight-line method over the remaining lease term before January 1, 2019. Favorable lease agreements and unfavorable lease agreements in which the Group acts as a lessee were reclassified to operating lease right-of-use assets on January 1, 2019, upon adoption of ASC 842. For the favorable lease agreements in which the Group acts as a lessor were accounted as intangible assets as before.

Amortization expense of intangible assets for the years ended December 31, 2018, 2019 and 2020 amounted to RMB39, RMB16 and RMB62, respectively.

The annual estimated amortization expense for the above intangible assets excluding brand name and master brand agreement for the following years is as follows:

Amortization for Intangible Assets
2021	43
2022	36
2023	34
2024	31
2025	30
Thereafter	260
Total	434

7.INVESTMENTS

The investments as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
Equity securities with readily determinable fair values:
Accor	2,770	3,849
Other marketable securities	138	54
Equity securities without readily determinable fair values:
Cjia/Cjia Group	232	183
OYO	66	66
Other equity securities without readily determinable fair values	100	72
Equity-method investments:
AAPC LUB	469	490
Hotel related funds	507	476
China Hospitality JV	115	103
Zleep	—	88
Other investments	220	225
Available-for-sale debt securities:
Cjia/Cjia Group	220	220
Total	4,837	5,826

Equity securities with readily determinable fair values:

In 2017, 2018, 2019 and 2020, the Group purchased 2,309,981 and 10,782,131 and 282,787 and 8,737,987 ordinary shares of Accor, respectively,a hotel group listed in Paris stock exchange, from open market. In 2019 and 2020, the Group sold out 4,904,222 and 1,003,654 of these shares with gains of RMB52 and losses of RMB21 realized, respectively. As of December 31, 2020, the Group accumulatively hold 16,205,010 shares of Accor, which accounts for less than 7% of Accor total outstanding shares where the Group does not have the ability to significantly influence the operations of this entity. In 2019 and 2020, the Group recognized unrealized gains from fair value changes of Accor of RMB351 and unrealized losses from fair value changes of Accor of RMB253, respectively.

At December 31, 2019 and 2020, the Group had RMB138 and RMB54, respectively, of other marketable securities, which represent investments in entities in hospitality or related industries where the Group does not have the ability to significantly influence the operations of these entities. In 2018, 2019 and 2020, the Group recognized unrealized losses from fair value changes of other marketable securities of RMB120, RMB35 and RMB12, respectively.

Equity securities without readily determinable fair values:

In 2016, the Group sold its subsidiary, Chengjia Hotel Management Co., Ltd. to Chengjia (Shanghai) Apartment Management Co., Limited (“Cjia”), the Group’s equity investee. As of December 31, 2016, the Group had approximately 23% equity interest of Cjia and a sixty-month convertible note with original value of RMB52. In 2017, the Group invested in Cjia for convertible notes totaled RMB200. With the injection from an unrelated investor to Cjia, the Group recognized gain on deemed disposal of RMB40 in other income in 2017. In 2018, Cjia completed its restructuring, and accordingly the Group’s equity interest of 17% in Cjia was transformed to be the Group’s equity interest of 17% in China Cjia Group Limited (“Cjia Group”). In addition, the Group made further investment in preferred shares of Cjia Group of US$45 million in 2018. Meanwhile, the convertible notes of Cjia could be replaced by convertible notes of Cjia Group in the next four years. In 2019, Cjia Group repurchased from the Group part of its ordinary shares and preferred shares and issued new shares to an unrelated investor. As a result, the Group recognized a gain of RMB9 in other income in 2019. As of December 31, 2020, the Group had approximately 15% ordinary shares of Cjia Group. The Group accounted for the ordinary shares in Cjia Group under equity-method as the Group has the ability to exert significant influence. The convertible notes are recorded as available-for-sale debt securities. The preferred shares are accounted for as equity securities without readily determined fair value as they are not in substance ordinary shares. The Group recognized investment loss of RMB38, RMB45 and RMB49 in income (loss) from equity method investments in 2018, 2019 and 2020, respectively. Loss from equity method investments reduced the cost of equity-method investment to zero and further adjusted the carrying amount of preferred shares and convertible notes.

In September 2017, the Group purchased approximately 1% equity interest of Oravel Stays Private limited ("OYO"), an India leading hospitality company. The Group accounted the investment as equity securities without readily determinable fair values since the Group does not have the ability to exert significant influence over OYO.

Other equity securities without readily determinable fair values included several insignificant investments in certain privately-held companies. As a result of the COVID-19 pandemic, the Group recognized an impairment of RMB45 for these equity securities for the year ended December 31, 2020.

Equity-method investments:

In January 2016, the Group acquired approximately 28% equity interest in AAPC LUB. The Group accounted for the investment in AAPC LUB under equity-method as the Group has the ability to exert significant influence. The Group recognized investment income of RMB43, RMB47 and RMB21 in income (loss) from equity method investments in 2018, 2019 and 2020, respectively. In 2018, 2019 and 2020, the Group received cash dividend from AAPC LUB of RMB60, RMB39 and nil which was recognized as return on investment.

As of December 31, 2019 and 2020, the Group had RMB507 and RMB476, respectively, of investments in hotel related funds. Those funds were VIEs and were managed by or power shared with un-related third-parties. However, the Group determined that they were not the primary beneficiary of those VIEs since the Group did not have the power to direct the activities of these VIEs that most significantly impacted their economic performance. The Group accounted for the investment under equity-method as the Group has the ability to exert significant influence. The Group recognized investment loss of RMB28, investment income of RMB11, and investment loss of RMB16 in income (loss) from equity method investments in 2018, 2019 and 2020, respectively. The maximum potential financial statement loss the Group could incur if the investment funds were to default on all of their obligations is the loss of value of the interests in such investments of RMB476 that the Group holds as of December 31, 2020.

In 2018, the Group partnered with an unrelated third party investor to form China Hospitality JV, Ltd. (“China Hospitality JV”), of which the Group holds 20% equity interest. The business of China Hospitality JV was to acquire and operate two hotel properties, one of which has been converted into office buildings in 2020. The Group accounted for the investment in China Hospitality JV under equity-method as the Group has the ability to exert significant influence. The Group recognized investment loss of RMB11, RMB2, and RMB12 in income (loss) from equity method investments in 2018, 2019 and 2020, respectively.

In February 2019, Deutsche Hospitality acquired 51% of the shares in Zleep Hotels A/S ("Zleep"), a hotel brand in Scandinavia. The Group's interest in Zleep is accounted for using the equity method in the consolidated financial statements because the Group has joint control only in the business and finance decisions due to voting right restrictions. The Group recognized investment loss of RMB23 in income (loss) from equity method investments in 2020.

Other investments included several insignificant equity investments in certain privately-held companies. As a result of the COVID-19 pandemic, the Group recognized an impairment of RMB47 for these equity investments for the year ended December 31, 2020.

8.GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2020 were as follows:

	Gross	Accumulated	Net
	Amount	Impairment Loss	Amount
Balance at January 1, 2019	2,634	(4)	2,630
Increase in goodwill related to acquisitions	27	—	27
Balance at December 31, 2019	2,661	(4)	2,657
Increase in goodwill related to acquisitions	2,697	—	2,697
Impairment losses recognized	—	(437)	(437)
Net foreign exchange	74	(3)	71
Balance at December 31, 2020	5,432	(444)	4,988

After the acquisition of DH, the goodwill by reporting units as of December 31, 2020 was as follows:

	Legacy	Legacy
	Huazhu(1)	DH(2)	Total
Goodwill as of December 31, 2019	2,657	—	2,657
Goodwill as of December 31, 2020	2,660	2,328	4,988

(1)Amounts for the legacy Huazhu reporting unit include gross carrying values of RMB2,661 and RMB2,664 as of December 31, 2019 and 2020, respectively, and accumulated impairment losses of RMB4 and RMB4 as of December 31, 2019 and 2020.
(2)Before the acquisition of DH, all the goodwill is allocated to one reporting unit legacy Huazhu. There were accumulated impairment losses of RMB440 for the legacy DH reporting unit as of December 31, 2020.

9.DEBT

The short-term and long-term debt as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
Short-term debt:
Long-term bank borrowings, current portion	3,953	251
Short-term bank borrowings	1,256	851
Convertible senior notes, current portion	3,290	—
FF&E liability, current portion	—	40
Total	8,499	1,142

Long-term debt:
Long-term bank borrowings, non-current portion	8,084	4,384
Convertible senior notes, non-current portion	—	6,318
FF&E liability, non-current portion	—	135
Others	—	19
Total	8,084	10,856

Bank borrowings

In October 2019, the Group entered into a one-year term facility agreement under which the Group can borrow up to US$180 million within two months secured by deposit at least equal to loan facility amount with accrued interest and any cost. The interest rate was fixed at 2.52%. The Group had drawn down US$180 million under this agreement with US$185 million deposit in 2019 and repaid nil in 2019. The Group had repaid all the bank borrowings in 2020.

In December 2019, the Group entered into a EUR440 million term facility and US$500 million revolving credit facility agreement with several banks. The US$500 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan for each interest period is the aggregate of the applicable Margin and LIBOR or EURIBOR in relation to any loan in EUR. The Margin for each loan depends on the applicable leverage range, generally means 2.0% per annum. There are some financial covenants including interest coverage ratio, leverage and book equity related to this facility and the Group was in compliance as of December 31, 2019. On April 17, 2020, the Group obtained an exemption approval for the EUR440 million and US$500 million long-term credit facility, providing that with satisfaction of amended covenants, the original financial covenants will not be applicable until the six-month period ending June 30, 2021. The amended covenants include book equity, borrowings, EBITDA and minimum cash related to this facility. On December 11, 2020, the Group obtained a further waiver, which released certain covenants included in the amended covenants signed on April 17, 2020. The Group is and expects to be able to remain fully in compliance with the further amended covenants. The Group had drawn down EUR440 million and US$500 million as of December 31, 2019 under the facility agreement and repaid nil in 2019. The Group had drawn down US$200 million as of December 31, 2020 under the facility agreement and repaid EUR1 million and US$700 million in 2020. The US$500 million revolving credit had been fully paid off as of December 31, 2020, and the available credit facility under this agreement is US$500 million, which is due in December 2022. The weighted average interest rate of borrowings drawn under this agreement was 2.86% and 2.89% for the years ended December 31, 2019 and 2020 respectively.

In March 2019, the Group entered into a five-year RMB1,190 bank loan contract expiring in March 2024. The interest rate resets every six months, and is based on the People's Bank of China five-year benchmark interest rate on the pricing date. The loan contains certain financial covenants including interest coverage ratio and net tangible assets and the Group was in compliance as of December 31, 2019. In 2020, the Group obtained an exemption approval for the RMB1,190 long-term credit facility, providing that with satisfaction of amended covenants, the original financial covenants of interest coverage ratio will not be applicable until the six-month period ending June 30, 2021. The amended covenants include borrowings, EBITDA and cash dividend distribution limitation related to this facility. The Group is and expects to be able to remain fully in compliance with the amended covenants; The Group had repaid RMB89 and RMB179 in 2019 and 2020 in accordance with the agreed repayment schedule. As of December 31, 2020, the outstanding loan amount is RMB922. The weighted average interest rate of borrowings drawn under this agreement was 4.75% for the years ended December 31, 2019 and 2020.

Convertible Senior Notes due 2022

On November 3, 2017, the Company issued US$475 million of Convertible Senior Notes (the "2022 Notes”). The 2022 Notes mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. In 2017, proceeds to the Company were RMB3,093 (equivalently US$467 million), net of issuance costs of RMB54 (equivalently US$8 million).

Holders of the 2022 Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The 2022 Notes can be converted into the Company’s ADSs at an initial conversion rate of 5.4869 , before the ADSs split, of the Company’s ADSs per US$1,000 principal amount of the 2022 Notes (equivalent to an initial conversion price of US$182.25 per ADS before the ADSs split effected in May 2018). The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change (as defined in the Indenture) that occur prior to the maturity date or following the Company's delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. RMB0.06 of the 2022 Notes had been converted into 202 ADSs upon the holders’ request as of December 31, 2020.

The holders were able to require the Company to repurchase all or portion of the 2022 Notes for cash on November 2, 2020, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. RMB0.04 of the 2022 Notes had been repurchased in cash upon the holders’ request as of December 31, 2020.

The conversion option meets the definition of a derivative. However, since the conversion option is considered indexed to the Company's own stock and classified in stockholders' equity, the scope exception is met, accordingly the bifurcation of conversion option from the 2022 Notes is not required. There is no beneficial conversion feature ("BCF") attribute to the 2022 Notes as the set conversion prices for the 2022 Notes are greater than the respective fair values of the ordinary share price at date of issuance.

The feature of mandatory redemption upon maturity is clearly and closely related to the debt host and this feature is no need to be bifurcated. Furthermore, the Company concluded that the feature of contingent put options upon tax events or fundamental changes does not need to be considered as an embedded derivative to be bifurcated.

Therefore, the Company accounted for the 2022 Notes in accordance with ASC 470, as a single instrument. Issuance costs related to the 2022 Notes was recorded in consolidated balance sheet as a direct deduction from the principal amount of the 2022 Notes, and was amortized over the period from November 3, 2017, the date of issuance, to November 1, 2020, the first put date of the 2022 Notes, using the effective interest method. On December 31, 2019, the Group reclassified the 2022 Notes as short-term debt as the 2022 Notes holders have a put option which can be exercised within one year. After November 2, 2020, the Group reclassified the 2022 Notes as long-term debt as the put option was expired and the 2022 Notes will mature on November 1, 2022.

ADS Lending Arrangement

Concurrent with the offering of the 2022 Notes, the Company entered into ADS lending agreements with the affiliates of the initial purchasers of the 2022 Notes ("ADS Borrowers"), pursuant to which the Company lent to the ADS Borrowers 2,606,278 ADSs (the "Loaned ADSs") at a price equal to par, or $0.0004 per ADS before the ADSs split ("ADS lending arrangement"). The purpose of the ADS lending arrangements is to facilitate privately negotiated transactions in which the ultimate holders of the 2022 Notes may elect to hedge their investment in the related notes. In May 2018, the Company changed the ADS to ordinary share ratio from one ADS representing four ordinary shares to one ADS representing one ordinary share. Therefore, as of December 31, 2018, 2019 and 2020, the outstanding number of Loaned ADSs was 10,425,112.

The Loaned ADSs must be returned to the Company by the earliest of (a) the maturity date of the 2022 Notes, November 1, 2022, (b) upon the Company’s election to terminate the ADS lending agreement at any time after the later of (x) the date on which the entire principal amount of the 2022 Notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities that the Company has in writing consented to permit the ADS Borrower to hedge under the ADS lending agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and (c) the termination of the ADS lending agreement. The Company is not required to make any payment to the initial purchasers or ADS Borrower upon the return of the Loaned ADSs. The ADS Borrowers do not have the choice or option to pay cash in exchange for the return of the Loaned ADSs.

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

In accordance with ASC Topic 470-20, although legally issued, the Loaned ADSs are not considered outstanding, and then excluded from basic and diluted earnings per share unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation. As of December 31, 2020, it is not probable that the ADS Borrower or the counterparty to the ADS lending arrangement will default.

Capped Call Options

In connection with the issuance of the 2022 Notes, the Group has entered into capped call option transactions with some of the initial purchasers or their affiliates (the "Option Counterparties") to reduce the potential dilution to existing shareholders of the Group upon conversion of the 2022 Notes. The cap price of the capped call transactions will initially be US$221.31 per ADS before the ADSs split, subject to adjustment under the terms of the capped call transactions. The total premium paid by the Group for the capped call transactions was RMB177 (equivalently US$27 million) on the purchased date. The capped call option is classified in stockholders’ equity, recorded at the cost with no subsequent changes in fair value be recorded.

Convertible Senior Notes due 2026

On May 12, 2020, the Company issued US$450 million Convertible Senior Notes (the "2026 Notes"). On May 26, 2020, the Company issued an additional US$50 million in aggregate principal amount of the 2026 Notes pursuant to the exercise in full by the initial purchasers of an option to purchase additional notes. The 2026 Notes will mature on May 1, 2026 and bear interest at a rate of 3.00% per annum, payable in arrears semi-annually on May 1 and November 1 of each year, beginning on November 1, 2020. In 2020, proceeds to the Company were RMB3,499 (equivalently US$493 million), net of issuance costs of RMB49 (equivalently US$7 million).

Holders of the 2026 Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The 2026 Notes can be converted into the Company's ADSs at an initial conversion rate of 23.971 of the Company's ADSs per US$1,000 principal amount of the 2026 Notes (equivalent to an initial conversion price of US$41.72 per ADS). The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change (as defined in the Indenture) that occur prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption.

The holders may require the Company to repurchase all or portion of the 2026 Notes for cash on May 1, 2024, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

The conversion option meets the definition of a derivative. However, since the conversion option is considered indexed to the Company’s own stock and classified in stockholders’ equity, the scope exception is met, accordingly the bifurcation of conversion option from the 2026 Notes is not required. There is no beneficial conversion feature (“BCF”) attribute to the 2026 Notes as the set conversion prices for the 2026 Notes are greater than the respective fair values of the ordinary share price at date of issuance.

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

Therefore, the Company accounted for the 2026 Notes in accordance with ASC 470, as a single instrument. Issuance costs related to the 2026 Notes is recorded in consolidated balance sheet as a direct deduction from the principal amount of the 2026 Notes, and is amortized over the period from May 12, 2020, the date of issuance, to May 1, 2024, the first put date of the 2026 Notes, using the effective interest method.

FF&E Liability

The group entered into several contracts with lessors to install furniture, fixtures and equipment ("FF&E") in various leased hotels prior to the respective commencement date. Those transactions are classified as "failed" sale and leaseback transactions, as the control of the furniture, fixtures and equipment does not transfer to the lessor. Consequently, the received consideration from the lessor is accounted for as a liability. The current portion and non-current portion of FF&E liability are recorded in short-term debt and long-term debt, respectively.

Debt Maturities

The contractual maturities of the Group’s debt as of December 31, 2020 were as follows:

Year Ending December 31,	Principle Amounts
2021	1,142
2022	6,985
2023	396
2024	3,505
2025	51
Thereafter	54
Total	12,133

10.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
Payable to franchisees	1,028	1,349
Other payables	410	535
Accrued rental, utilities and other accrued expenses	133	245
Liabilities related to customer loyalty program	110	111
Value-added tax, other tax and surcharge payables	90	124
Payable to noncontrolling interest holders	85	76
Total	1,856	2,440

Payable to franchisees mainly represents room charges received on behalf of franchisees and are payable within one year. From time to time, the Group receives cash advances from noncontrolling interest holders of entities that are not wholly owned by the Group. Such advances are non-interest bearing and are payable within one year.

11.HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Years Ended December 31,
	2018	2019	2020
Rents	2,406	2,624	3,485
Utilities	399	404	478
Personnel costs	1,663	1,854	2,501
Depreciation and amortization	869	960	1,316
Consumable, food and beverage	673	793	885
Others	466	555	1,064
Total	6,476	7,190	9,729

12.PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Years Ended December 31,
	2018	2019	2020
Rents	221	460	251
Personnel costs	18	14	15
Others	16	28	22
Total	255	502	288

13.SHARE-BASED COMPENSATION

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

a.)Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;
b.)	Vest over a period of ten years in equal yearly installments;

As of December 31, 2020, the Group had granted 24,577,669 options and 24,338,385 nonvested restricted stocks, which were subject to adjustment on performance condition.

Share options

No share options were granted during the years 2018, 2019 and 2020.

The following table summarized the Group’s share option activity under the option plans:

			Weighted Average
	Number of	Weighted Average	Remaining	Aggregate Intrinsic
	Options	Exercise Price	Contractual Life	Value
		US$	Years	US$'million
Share options outstanding at January 1, 2020	47,632	4.95
Forfeited	(1,000)	1.53
Exercised	(46,632)	5.03
Share options outstanding at December 31, 2020	—		—	—
Share options vested or expected to vest at December 31, 2020	—		—	—
Share options exercisable at December 31, 2020	—		—	—

As of December 31, 2020, total unrecognized compensation expense related to the option arrangements was nil.

During the years ended December 31, 2018, 2019 and 2020, 876,715, 1,088,358 and 46,632 options were exercised with an aggregate intrinsic value of RMB194, RMB255 and RMB11, respectively.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In 2018, 2019 and 2020, the Group granted 661,973, 221,712 and nil nonvested restricted stocks, respectively to senior officers and managers, each was in ten tranches with performance conditions. Each tranche is accounted for as a separate award with the same grant date, its own service inception date and requisite service period. The share-based compensation cost is recognized for each vesting tranche during the respective service period based on the estimated performance conditions at the service inception date. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years.

The following table summarized the Group’s nonvested restricted stock activities in 2020.

		Weighted Average Grant
	Number of Restricted	Date
	Stocks	Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2020	10,245,390	9.87
Granted	493,407	32.74
Forfeited	(1,671,111)	8.45
Vested	(1,407,675)	11.41
Adjusted for performance conditions	(564,603)	5.93
Nonvested restricted stocks outstanding at December 31, 2020	7,095,408	11.80

As of December 31, 2020, there was RMB455 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 3.41 years.

The total fair value of nonvested restricted stocks vested in 2018, 2019 and 2020 was RMB183, RMB443 and RMB368, respectively.

14.EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share for the years indicated:

	Years Ended December 31,
	2018	2019	2020
Net income (loss) attributable to ordinary shareholders — basic	716	1,769	(2,192)
Eliminate the dilutive effect of interest expense of convertible senior notes	40	40	—
Net income attributable to ordinary shareholders — diluted	756	1,809	(2,192)
Weighted average ordinary shares outstanding — basic	281,717,485	284,305,138	292,739,841
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	11,463,212	9,397,527	—
Dilutive effect of convertible senior notes	10,425,112	10,607,225	—
Weighted average ordinary shares outstanding — diluted	303,605,809	304,309,890	292,739,841
Basic earnings (losses) per share	2.54	6.22	(7.49)
Diluted earnings (losses) per share	2.49	5.94	(7.49)

For the years ended December 31, 2018, 2019 and 2020, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following:

	Years Ended December 31,
	2018	2019	2020
Outstanding employee options and nonvested restricted stocks	530,009	—	7,095,408
Shares of convertible senior notes	—	—	18,327,489
Total	530,009	—	25,422,897

15.Cash Dividend

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

The Group did not distribute cash dividend to its shareholders in 2020.

16.LEASES

The Group’s leases mainly related to building and the rights to use the land. The total expense related to short-term leases were insignificant for period of 2018, 2019 and 2020, and sublease income of the Group which is recognized in revenues in the consolidated statements of comprehensive income were RMB123, RMB121 and RMB112 for the years ended December 31, 2018, 2019 and 2020, respectively. The Group recognizes a negative lease expense of RMB250 for 2020 under the relief as the Group elects using the variable lease expense approach.

A summary of supplemental information related to operating leases in 2019 and 2020 is as follows:

	Years Ended December 31,
	2019	2020
Lease cost:
Operating fixed lease cost	3,094	3,964
Finance lease cost	—	—
— Amortization of ROU assets	—	74
— Interest on lease liabilities	—	90
Short term lease cost	0	0
Variable lease cost	10	(171)
Total lease cost	3,104	3,957

Other information:
Weighted average remaining lease term
Operating leases	11 years	14 years
Finance leases	—	29 years
Weighted average discount rate
Operating leases	7.34%	6.23%
Finance leases	—	3.96%

Lease expense for all the Group’s leases (including fixed lease cost, variable lease cost and short-term lease cost) for the year ended December 31, 2018 were RMB2,641.

As of December 31, 2020, the maturities of lease liabilities in accordance with ASC 842 in each of the next five years and thereafter are as follows:

Year Ending December 31,	Total Operating Leases	Total Finance Leases
2021	3,858	129
2022	3,826	144
2023	3,733	146
2024	3,660	147
2025	3,466	147
Thereafter	25,730	3,575

Total minimum lease payments	44,273	4,288

Less: amount representing interest	(13,819)	(1,760)

Present value of minimum lease payments	30,454	2,528

As of December 31, 2020, the Group has entered 31 lease contracts that the Group expects to account for as operating or finance leases, the future undiscounted lease payments for these non-cancellable lease contracts are RMB8,511, which is not reflected in the consolidated balance sheets.

As of December 31, 2019, the maturities of lease liabilities in accordance with ASC 842 in each of the next five years and thereafter were as follows:

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

17.INCOME TAXES

The Group is subject to different income tax rates in various countries and jurisdictions under laws and relevant interpretations depending on the place of formation. Under the current laws of Germany, companies are subject to income tax at a standard rate of 15% (15.825% including solidarity surcharge), plus municipal trade tax of 7%-17%. The income tax rates in other countries and jurisdictions are of little effect on the financial statements.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%, and the industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. Jizhu Information and Technology (Shanghai) Co., Ltd. (“Jizhu Shanghai”), which once called Mengguang Information and Technology (Shanghai) Co., Ltd, is a recognized software development entity located in Shanghai of PRC. Jizhu Shanghai is entitled to a two-year exemption and three-year 50% reduction tax holiday starting from the first profit making year after absorbing all prior years’ tax losses, and has entered into the first tax profitable year in 2014. Therefore, it applied tax exemption from 2014 to 2015, and tax rate of 12.5% from 2016 to 2018. In November 2018, Jizhu Shanghai was qualified as high and new tech enterprise, resulting Jizhu Shanghai subject to a reduced tax rate of 15% in 2019 and 2020. H-World Information and Technology Co., Ltd. is qualified as high and new tech enterprise, resulting H-World Information and Technology Co., Ltd. subject to a reduced tax rate of 15% in 2019, 2020 and 2021.

Income (loss) before income taxes consists of:

	Years Ended December 31,
	2018	2019	2020
PRC including Hong Kong and Taiwan	1,583	2,334	(392)
Germany	—	—	(1,606)
Other	(190)	231	(281)
Total	1,393	2,565	(2,279)

Tax expense (benefit) is comprised of the following:

	Years Ended December 31,
	2018	2019	2020
Current Tax	660	678	338
Deferred Tax	(91)	(38)	(553)
Total	569	640	(215)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years Ended December 31,
	2018	2019	2020
PRC statutory tax rate	25%	25%	25%
Tax effect of non-deductible expenses and non-taxable income in determining taxable profit	15%	(3)%	(6)%
Effect of different tax rate of group entities operating in other jurisdictions	4%	1%	(2)%
Effect of change in valuation allowance	(1)%	2%	(10)%
Effect of tax holiday	(3)%	(2)%	1%
Effect of cash dividends	5%	4%	0%
Effect of disposal of subsidiary	1%	—	—
Effect of excess tax benefit of rewards	(5)%	(2)%	1%
Effective tax rate	41%	25%	9%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years Ended December 31,
	2018	2019	2020
Aggregate amount	31	45	31
Per share effect—basic	0.11	0.16	0.11
Per share effect—diluted	0.10	0.15	0.11

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
Deferred tax assets:
Net loss carryforward	243	888
Deferred revenue	260	283
Long-term assets	125	388
Bad debt provision	7	18
Accrued payroll	23	69
Other accrued expenses	19	3
Share-based compensation	23	31
Others	0	12
Valuation allowance	(152)	(369)
Total deferred tax assets, net of valuation allowance	548	1,323
Deferred tax liabilities:
Fair value adjustment for Building, land use rights and identified intangible assets due to acquisition	449	1,782
Others	42	99
Total deferred tax liabilities	491	1,881
Net deferred tax assets (liabilities)	57	(558)
Analysis as:
Deferred tax assets	548	623
Deferred tax liabilities	491	1,181
Net deferred tax assets (liabilities)	57	(558)

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2018	2019	2020
Balance at the beginning of the year	(123)	(107)	(152)
Provided	(36)	(79)	(249)
Reversed	43	24	32
Written off	9	10	—
Balance at the end of the year	(107)	(152)	(369)

As of December 31, 2020, the Group's PRC subsidiaries had tax loss carryforwards of RMB888, which will expire between 2021 and 2024 if not used, and RMB1,492, which will expire between 2021 and 2028 if not used. The Germany Companies had tax loss carry forwards of RMB1,778, which can be offset in the future without anytime restriction.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. At December 31, 2019 and 2020, the Group had recorded liabilities for uncertain tax benefit of approximately RMB18 and RMB50 mainly associated with the interests on intercompany loans and other permanent differences related to Corporate Income and Trade Taxes, respectively. No interest or penalty expense was recorded for the years ended December 31, 2018, 2019 and 2020. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

	Years Ended December 31,
	2018	2019	2020
Balance at January 1	26	14	18
Addition for tax positions	(12)	4	32
Balance at December 31	14	18	50

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. If there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company, the income tax rate may be reduced. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. In 2018, the Group revised its dividend policy to maintain a moderate dividend distribution every year with the range of 0.5% to 2.0% of its market capitalization from current year net income starting from 2018. The Group’s board of directors has complete discretion in deciding whether to distribute dividends and the dividend amounts within the approved range. The Group was restricted from distributing cash dividends until June 30, 2021 pursuant to the waiver from certain financial covenants that the Group obtained on April 17, 2020 for the syndicated bank loans and therefore did not accrue PRC dividend withholding tax in 2020. In 2019 and 2020, PRC dividend withholding tax of RMB73 and nil was accrued. Other than these dividends distributions, the Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries, and therefore, no additional provision for PRC dividend withholding tax was accrued.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB0.1 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2016 through 2020 on non-transfer pricing matters, and from 2011 through 2020 on transfer pricing matters. Generally, the statute of limitations for the assessment and collection of taxes is four years. The four-year period usually starts at the end of the year in which the tax return is filed. If no tax return is filed, the statute of limitations starts with the end of the third year following the year in which the tax arose. Extended limitations of 5 and 10 years will apply in the event of tax evasion or tax fraud. The statute of limitations may be suspended for a variety of reasons, for example, appeal of assessment by taxpayers, announcement or start of a tax audit, obvious mistake in tax assessment, etc.

According to the German General Fiscal Code, the statute of limitations for the assessment and collection of taxes is four years. The four-year period usually starts at the end of the year in which the tax return is filed. If no tax return is filed, the statute of limitations starts with the end of the third year following the year in which the tax arose. Extended limitations of 5 and 10 years will apply in the event of tax evasion or tax fraud. The statute of limitations may be suspended for a variety of reasons, for example, appeal of assessment by taxpayers, announcement or start of a tax audit, obvious mistake in tax assessment, etc.

18.EMPLOYEE BENEFIT PLANS

a. Defined Benefit Plans

Retirement benefit obligation result all from the German pension plan after the completion of the acquisition of DH as this pension plan is the most significant defined benefit plan in the Group.

The Group is required to recognize the funded status of the pension plan, which is the difference between the fair value of plan assets and projected benefit obligations, in the consolidated balance sheets and make corresponding adjustments for changes in the value through accumulated other comprehensive income(loss), net of taxes.

The following table presents the projected benefit obligation, fair value of plan assets, funded status and accumulated benefit obligation for the plans during the year ended December 31, 2020:

Change in Projected Benefit Obligation:	Year Ended December 31, 2020
Begin of the year	147
Current service cost	5
Interest cost	1
Contributions by plan participants	1
Actuarial loss (gain)	38
Foreign currency translation	3
Benefits paid	(7)
Settlements	(1)
Administrative Expenses, Taxes and Premiums Paid	0
Curtailments	(1)
Effect of other economic events	7
End of the year	193

Year Ended December 31, 2020
Change in Plan Assets:
Begin of the year	32
Actual return (loss) on plan assets	(2)
Foreign currency translation	1
Employer contributions	9
Employee contributions	1
Benefits paid	(8)
Other economic events	(27)
End of the year	6
Excess of defined benefit obligation over the fair value of plan assets	187
Accumulated benefit obligation	193

Amounts recognized in the consolidated balance sheets consisted of the following:

As of December 31, 2020
Salary and welfare payables	8
Retirement benefit obligation	179
Liability in the balance sheet	187

The net amount recognized in accumulated other comprehensive loss was RMB27 for the year ended December 31, 2020.

The net periodic pension cost (credit) and the estimated unrecognized prior service cost and net loss that will be amortized into net periodic pension cost (credit) during the year ended December 31, 2020 is immaterial.

The principal actuarial assumptions used were as follows:

As of December 31, 2020
Discount rate- Germany	0.33%
Discount rate- other	0.12%
Inflation rate	1.00%
Future salary increases	1.50%
Future pension increases	1.80%

The investment objectives for the various plans are preservation of capital, current income and long-term growth of capital. All plan assets are managed by outside investment managers. Asset allocations are reviewed periodically by the investment managers.

Expected long-term returns on plan assets are determined using historical performance for debt and equity securities held by the Group’s plans, actual performance of plan assets and current and expected market conditions. Expected returns are formulated based on the target asset allocation. The target asset allocation for the plan, as a percentage of total plan assets, as of December 31, 2020 was 25 percent in funds that invest in equity securities and 30 percent in funds that invest in debt securities.

The following tables present the fair value hierarchy of total plan assets measured at fair value by asset category as of December 31, 2020:

As of December 31, 2020
Level 1
Equity funds	1
Bond funds	2
Property	2
Other	1
Total	6

The Group expect to contribute approximately RMB1 to the plan in 2021.

As of December 31, 2020, the benefits expected to be paid in the year ended December 31, 2021 are RMB8.

b. Defined Contribution Plans

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB321, RMB413 and RMB283 for the years ended December 31, 2018, 2019 and 2020, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan. In an attempt to mitigate the adverse financial effects of the COVID-19 pandemic on employers, the Chinese Government had announced temporary reductions in, and exemptions from, the payment of contributions in 2020.

Furthermore, the Group pays contribution to governmental and private pension insurance organizations based on legal regulations in some countries out of China. The contributions are recognized as expense and amount RMB129 for the year ended December 31, 2020.

19.RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB502, RMB604 and RMB771 as of December 31, 2018, 2019 and 2020, respectively. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries, the PRC subsidiaries share capital of RMB3,075 at December 31, 2020 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2020, approximately RMB3,846 is not available for distribution to the Group by its PRC subsidiaries in the form of dividends, loans or advances.

Pursuant to laws applicable to entities incorporated in the Europe, certain subsidiaries of the Group must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include general reserve which is not distributable as cash dividends or other cash disbursements and amounted to RMB12 as of December 31, 2020. In addition, due to restrictions on the distribution of share capital from the Deutsche Hospitality and its subsidiaries, the share capital of RMB5 at December 31, 2020 is considered restricted.

20.RELATED PARTY TRANSACTIONS AND BALANCES

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

Related Party	Nature of the Party	Relationship with the Group
Trip.com Group Limited (“Trip.com”)	Online travel services provider	Mr. Qi Ji is a director
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
Accor Hotels (“Accor”)	Hotel Group	Shareholder of the Group
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai CREATER Industrial Co., Ltd. (“CREATER”)	Staged office space company	Equity method investee of the Group
Shanghai Zhuchuang Enterprise Management Co., Ltd. (“Zhuchuang”)	Staged office space company	Equity method investee of the Group
China Hospitality JV, Ltd. (“China Hospitality JV”)	Property management company	Equity method investee of the Group
Smart Lodging Group (Cayman) Limited(“Smart Lodging”)	Hotel chain	Equity method investee of the Group
Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)	Hotel management company	Equity method investee of the Group
Suzhou Huali Jinshi Construction Decoration Co., Ltd. ("Huali Jinshi")	Building decoration company	Equity method investee of the Group

Shanghai CREATER Industrial Co., Ltd. ceased to be related parties of the Group from August 2019.

(a) Related party balances

Amounts due from related parties were mainly comprised of shareholder loans to Sheen Star, CREATER, Cjia Group, Zhuchuang and Lianquan, which are short-term in nature and mainly payable on demand, and receivable for service fee from Accor, service fee and room charges withheld by Trip.com. As the Group adopted ASU 2016-13 on January 1, 2020 utilizing the modified retrospective approach, the Group recorded credit losses of RMB18 for the year ended December 31, 2020.

	As of December 31,
	2019	2020
Sheen Star	52	52
Zhuchuang	27	27
Trip.com	16	22
Cjia Group	16	22
Accor	1	1
Lianquan	50	58
Others	20	14
Allowance for expected credit losses	—	(18)
Total	182	178

Amounts due to related parties were mainly comprised of payables for brand use fee, reservation fee and other service fee to Trip.com, and Accor, consultation fee to and cash received on behalf of Cjia Group and China Hospitality JV and payables for construction service fee to Huali Jinshi, which are short-term in nature and payable on demand.

	As of December 31,
	2019	2020
Trip.com	33	48
China Hospitality JV	25	—
Accor	11	8
Cjia Group	17	42
Huali Jinshi	9	29
Others	0	5
Total	95	132

(b) Related party transactions

During the years ended December 31, 2018, 2019 and 2020, significant related party transactions were as follows:

	Years Ended December 31,
	2018	2019	2020
Commission expenses to Trip.com	61	72	78
Lease expenses to Trip.com	18	18	18
Brand use fee, reservation fee and other related service fee to Accor	18	28	17
Marketing and training fee from Trip.com	12	41	66
Service fee from Accor	14	9	3
Service fee from China Hospitality JV	10	6	1
Service fee from Sheen Star	2	4	4
Goods sold and service provided to Cjia Group	30	21	18
Sublease income from Cjia Group	—	14	9
Service fee to Cjia Group	—	6	17
Early termination compensation of sublease to Cjia Group	—	—	8
Early termination compensation of franchise agreement from China Hospitality JV	—	—	26
Purchase of property and equipment from Cjia Group	—	—	11
Service fee to Huali Jinshi	1	99	41
Sublease income from Lianquan	—	7	12
Interest income from Sheen Star	—	8	1
Interest income from CREATER	10	6	—
Loan from Cjia Group	103	—	—
Loan payment to Smart Lodging	—	30	—
Loan payment to Lianquan	—	32	—

21.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of December 31, 2020, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB360, which is expected to be incurred within one year.

By subscription agreement of September 6 and November 29, 2018, D.H. Deutsche Hospitality GmbH, Frankfurt am Main (Germany), entered into a commitment to purchase ordinary shares in a fund for European hotel real estate of Commerz Real to a maximum amount of EUR12 million. The first payment was done in January 2021 amounting to EUR3 million, whereas the investment plan is still not final.

(b) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of the Group's business, including lease contract terminations and disputes, and management agreement disputes. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of December 31, 2020, the accrued contingent liability was RMB60.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

HUAZHU GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS

(Renminbi in millions , except share and per share data , unless otherwise stated)

	As of December 31,
	2019	2020	2020
			US$'million
			(Note 2)
Assets
Current assets:
Cash and cash equivalents	361	1,892	290
Short-term investments	64	51	8
Other current assets	24	16	2
Total current assets	449	1,959	300
Other assets	155	—	—
Investment in subsidiaries	16,472	16,103	2,467
Total assets	17,076	18,062	2,767
Liabilities and equity
Current liabilities:
Short-term debt	8,312	—	—
Dividends payable	678	—	—
Amount due to related parties	594	273	42
Accrued expenses and other current liabilities	113	141	21
Total current liabilities	9,697	414	63
Long-term debt	—	6,318	968
Total liabilities	9,697	6,732	1,031
Equity:
Ordinary shares (US$0.0001 par value per share; 8,023,485,450 shares authorized; 299,424,485 and 324,364,444 shares issued as of December 31, 2019 and 2020, and 285,902,609 and 310,842,568 shares outstanding as of December 31, 2019 and 2020, respectively)	0	0	0
Treasury shares (3,096,764 and 3,096,764 shares as of December 31, 2019 and 2020, respectively)	(107)	(107)	(16)
Additional paid-in capital	3,834	9,808	1,503
Retained earnings	3,701	1,502	230
Accumulated other comprehensive (loss) income	(49)	127	19
Total equity	7,379	11,330	1,736
Total liabilities and equity	17,076	18,062	2,767

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

HUAZHU GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2018	2019	2020	2020
				US$'million
				(Note 2)
Operating costs and expenses:
General and administrative expenses	89	115	155	24
Total operating costs and expenses	89	115	155	24
Loss from operations	(89)	(115)	(155)	(24)
Interest income	1	10	2	0
Interest expense	198	201	154	24
Foreign exchange gain (loss)	17	5	(8)	(1)
Other income, net	50	30	32	5
Unrealized loss from fair value changes of equity securities	(45)	(27)	(10)	(1)
Income (loss) in investment in subsidiaries	980	2,067	(1,899)	(291)
Net income (loss) attributable to Huazhu Group Limited	716	1,769	(2,192)	(336)

Other comprehensive (loss) income, net of tax	(169)	(7)	176	27
Comprehensive income (loss)	547	1,762	(2,016)	(309)

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

HUAZHU GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2018	2019	2020		2020
					US$'million
					(Note 2)
Net cash (used in) provided by operating activities	(60)	(212)	49		8
Investing activities:
Investment in subsidiaries	—	(1,039)	(6,267)		(960)
Receipt of investment in subsidiaries	2,121	9	—		—
Purchase of long-term investments	(3,782)	—	—		—
Net cash used in investing activities	(1,661)	(1,030)	(6,267)		(960)
Financing activities:
Proceeds from issuance of ordinary shares in Hong Kong public offering	—	—	6,018		922
Ordinary share issuance costs	—	—	(10)		(2)
Net proceeds from issuance of ordinary shares upon exercise of option	14	14	1		0
Proceeds of advances from subsidiaries	149	109	—		—
Proceeds from short-term bank borrowings	—	1,265	—		—
Repayment of short-term bank borrowings	(128)	—	(282)	A	(43)
Proceeds from long-term bank borrowings	2,409	5,206	—		—
Repayment of long-term bank borrowings	(786)	(5,169)	—		—
Proceeds from issuance of convertible senior notes	—	—	3,499		536
Repayment of convertible senior notes	—	—	0		0
Debt financing costs paid	—	—	(9)		(1)
Dividends paid	—	(658)	(678)		(104)
Net cash provided by financing activities	1,658	767	8,539		1,308
Effect of exchange rate changes on cash and cash equivalents	201	141	(791)		(121)
Net increase (decrease) in cash and cash equivalents	138	(334)	1,530		235
Cash, cash equivalents at the beginning of the year	557	695	361		55
Cash, cash equivalents at the end of the year	695	361	1,891		290

A— Except for repayment of short-term bank borrowings by cash, short-term bank borrowings of RMB4,628 was settled by investment in subsidiaries.

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

As of December 31, 2020, there are no material contingencies, mandatory dividend, and significant provision of long-term obligation or guarantee of the Company, except for those which have separately disclosed in the consolidated financial statements.

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

HUAZHU GROUP LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charge to
	Beginning of	Costs and	Charge to Other		Addition Due to	Charge Taken		Balance at
	Year	Expenses	Accounts		Acquisition	Against Allowance	Write off	End of Year
	(Renminbi in millions)
Allowance for accounts receivable, loan receivables and other financial assets:
2018	11	10	—		4	—	(8)	17
2019	17	21	—		—	—	(16)	22
2020	22	65	7	A	—	—	(7)	87
Valuation allowance for deferred tax assets

2018	123	36	—		—	(43)	(9)	107
2019	107	79	—		—	(24)	(10)	152
2020	152	249	—		—	(32)	—	369

A-This amount represents the credit loss for accounts receivable, loan receivables and other financial assets recorded upon the adoption of ASU 2016-13 (Note 2).

******