Form 20-F
period 2021-12-31
Huazhu Group Ltd
filed 2022-04-27
CIK 1483994

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Hui Chen

Chief Financial Officer

Telephone: +86 (21) 6195-2011

E-mail: cj-chenhui@huazhu.com

No. 699 Wuzhong Road

Minhang District

Shanghai 201103

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

Ordinary Shares, par value US$0.00001 per share	1179	The Stock Exchange of Hong Kong Limited
American Depositary Shares, each representing ten ordinary shares	HTHT	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 3,224,997,210 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒      No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐      No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐      No ☐

i

ii

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB6.3726, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 22, 2022, the exchange rate was US$1.00 to RMB6.5010. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, in this annual report,

●	“ADRs” are to the American depositary receipts that may evidence our ADSs;
●	“ADSs” are to our American depositary shares, each representing ten ordinary shares;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;
●	“Deutsche Hospitality” or “legacy DH” refers to Steigenberger Hotels Aktiengesellschaft, a company established under the laws of Germany on September 12, 1985, a subsidiary of our company, and its subsidiaries;
●	“EUR” and “Euro” refers to the legal currency of European Union;
●	“HKD” refers to the legal currency of Hong Kong;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“leased hotels” are to leased-and-operated hotels;
●	“legacy Huazhu” refers to our company excluding Deutsche Hospitality;
●	“manachised hotels” are to franchised-and-managed hotels;
●	“occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;
●	“RevPAR” refers to revenue per available room, calculated by room revenue during a period divided by the number of available rooms of such hotel during the same period;
●	“ordinary shares” or “Shares” are to our ordinary shares, par value US$0.00001 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“US$” and “U.S. dollars” are to the legal currency of the United States; and
●	“We,” “us,” “our company,” “our” and “Huazhu” are to Huazhu Group Limited, formerly known as China Lodging Group, Limited, a Cayman Islands company, and its predecessor entities and subsidiaries, in the context of describing our operations and consolidated financial information, also include our variable interest entities (“VIEs”) and their subsidiaries.

When calculating the number of cities in China with our hotel network coverage in this annual report, we include the number of municipalities, cities and counties with at least one hotel under our operation or under development.

In June 2021, we effected a share split that each issued and unissued ordinary share with a par value of US$0.0001 was sub-divided into ten ordinary shares with a par value of US$0.00001 each (the “Share Subdivision”). Concurrent with the Share Subdivision, the ratio of ADS to ordinary share was adjusted from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Except otherwise stated, the Share Subdivision has been retrospectively applied for all periods presented in this annual report.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this prospectus, including those regarding our future financial position, strategies, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate and any statements preceded by, followed by or that include the words “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “going forward,” “intend,” “may,” “ought to,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” “vision,” “aspire,” “target,” “schedules,” “goal,” “outlook” and the negative of these words and other similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect the current views of our management with respect to future events, operations, liquidity and capital resources, some of which may not materialize or may change. These statements are subject to certain known and unknown risks, uncertainties and assumptions, including the risk factors as described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. The risks and uncertainties facing us which could affect the accuracy of forward-looking statements include, but are not limited to, the following:

●	our anticipated growth strategies, including developing new hotels at desirable locations in a timely and cost-effective manner and launching a new hotel brand;
●	our future business development, results of operations and financial condition;
●	expected changes in our revenues and certain cost or expense items;
●	our ability to attract customers and leverage our brand;
●	trends and competition in the lodging industry;
●	the status of Sino-U.S relations and related regulatory and legislative developments;
●	health epidemics, pandemics and similar outbreaks, including COVID-19; and
●	general economic, business and socio-political conditions globally, including recent Russia-Ukraine war.

By their nature, certain disclosures relating to these and other risks are only estimates and should one or more of these uncertainties or risks, among others, materialize, actual results may vary materially from those estimated, anticipated or projected, as well as from historical results. Specifically but without limitation, sales could decrease, costs could increase, capital costs could increase, capital investment could be delayed and anticipated improvements in performance might not be fully realized.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3D. Risk Factors.” Other sections of this annual report include additional factors that could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Implications of Being a Foreign Private Issuer and a China-based Company

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934 (the “Exchange Act”), and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the Securities and Exchange Commission (the “SEC”) will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance standards.

We are exposed to legal and operational risks associated with our operations in China. We are subject to risks arising from China’s legal system, including the uncertainty in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly with little advance notice. Recently, Chinese regulators have announced regulatory actions targeting certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. Although the lodging industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

The PRC government may also intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, including us, at any time, substantial intervention and influence over the manner of our operations, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

For example, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. The Cybersecurity Administration of China (the “CAC”) and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review.

On September 1, 2021, the Data Security Law of the People’s Republic of China, or the Data Security Law, became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. On November 14, 2021, the CAC released the draft Administrative Regulation on Network Data Security for public comments through December 13, 2021 (the “Draft Administrative Regulation”). Under the Draft Administrative Regulation, foreign-listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority. We have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information and ensure secured storage and transmission of data and prevent unauthorized access or use of data. However, we cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

Since these regulatory actions are relatively new, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and listing on a U.S. or other foreign exchanges. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” for more details.

Risks Associated with the Holding Foreign Companies Accountable Act

Our financial statements contained in this annual report have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm that is headquartered in Shanghai, China with offices in other cities in China. It is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region, to implement cross-border supervision and administration. (“Regulatory Cooperation Mechanism”); no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without a Regulatory Cooperation Mechanism or the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB has issued a report notifying the SEC of its determination that it is currently unable to inspect or investigation completely accounting firms headquartered in mainland China or Hong Kong. Our auditor Deloitte Touche Tohmatsu Certified Public Accountants LLP is subject to the determinations announced by the PCAOB on December 16, 2021. Further, the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act. In February 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the same amendments as the bill passed by the Senate. However, the America Competes Act includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences and this bill amending the HFCA Act is approved by both houses of Congress and signed by the President. If the AHFCA Act is enacted, it would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the U.S. Public Company Accounting Oversight Board is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections” for more details.

Risks Associated with Our Corporate Structure

Our investors hold securities of Huazhu Group Limited, which is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries, a majority of which are based in China and Europe. PRC laws and regulations restrict and impose conditions on foreign investment in certain internet-based businesses and international travel agency businesses. Accordingly, we operate these businesses in China through the variable interest entity, or VIE, model, and rely on contractual arrangements among our PRC subsidiaries, our VIEs and their respective nominee shareholders to control the business operations of the VIEs and their subsidiaries. The VIEs contribute an insignificant portion (less than 1%) of our total revenues and their impact to our consolidated financial statements are immaterial (contribute to less than 1% of our total assets).

Huazhu Group Limited, which is the company our investors hold securities in, may never have a direct equity ownership interest in the businesses that are conducted by the VIEs. Although the impact of the VIEs to our consolidated financial statements are immaterial, our ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the VIEs that conduct some of our operations.

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC and other countries and regions to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in the PRC are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Permissions Required from the PRC Authorities for Our Operations

As of the date of this annual report, to our best knowledge, our PRC subsidiaries or VIEs are not required to obtain any further permission or approval from the China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (the “CAC”) or other PRC regulatory authorities to approve our contractual arrangements with the VIEs and their respective shareholders other than the permissions mentioned in the next paragraph or the renewal of the permission or approval we have already obtained (if applicable). However, PRC laws and regulations governing the conditions and the requirements of such approval are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a different view. There can be no assurance that other PRC government authorities that regulate our business and other participants in the industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries or VIEs may be required to obtain permissions from the CSRC, and may be required to go through cybersecurity review by the CAC, in connection with the offering and listing in an overseas market. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.”

3.A. Selected Financial Data

[Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

An investment in our ADSs involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this annual report, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations.

Risk Factor Summary

Risks Related to Our Business

●	Our operating results are subject to conditions affecting the lodging industry in general;
●	Our business is sensitive to Chinese, European and global economic conditions. A severe or prolonged downturn in the Chinese, European or global economy could materially and adversely affect our revenues and results of operations;
●	The lodging industries in China and Europe are competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed;
●	The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance;
●	Seasonality of our business and national or regional special events may cause fluctuations in our revenues, cause our ADS or ordinary share price to decline, and adversely affect our profitability;
●	We may not be able to manage our planned growth, which could adversely affect our operating results;
●	Failure to comply with data protection laws or maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits; and
●	We, our directors, management and employees may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

Risks Related to Doing Business in China

●	We are subject to many of the economic and political risks associated with emerging markets due to our operations in China. Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business;
●	Inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations;
●	Uncertainties with respect to the Chinese legal system could limit the legal protections available to us and our investors and have a material adverse effect on our business and results of operations;

●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless;
●	If the U.S. Public Company Accounting Oversight Board is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections; and
●	Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Risks Related to our ADSs, ordinary shares and Our Trading Market

●	The market prices for our ADSs and/or ordinary shares has been and may continue to be volatile;
●	An active trading market for our ordinary shares on the Hong Kong Stock Exchange might not be sustained and trading prices of our ordinary shares might fluctuate significantly;
●	If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, the market prices and trading volume for our ADSs and/or ordinary shares could decline; and
●	Techniques employed by short sellers may drive down the market prices of the ADSs and/or ordinary shares.

Risks Related to Our Business

Our operating results are subject to conditions affecting the lodging industry in general.

Our operating results are subject to conditions typically affecting the lodging industry, which include:

●	changes and volatility in national, regional and local economic conditions in China, Europe and other countries and regions where we operate;
●	competition from other hotels, the attractiveness of our hotels to customers, and our ability to maintain and increase sales to existing customers and attract new customers;
●	adverse weather conditions, natural disasters or travelers’ fears of exposure to contagious diseases and social unrest;
●	changes in travel patterns or in the desirability of particular locations;
●	increases in operating costs and expenses due to inflation and other factors;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
●	the quality and performance of managers and other employees of our hotels;
●	the availability and cost of capital to fund construction and renovation of, and make other investments in, our hotels;
●	seasonality of the lodging business and national or regional special events;

●	the possibility that leased properties may be subject to challenges as to their compliance with the relevant government regulations; and
●	maintenance and infringement of our intellectual property.

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

As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. The growth rate of China’s GDP decreased from 2012 to 2016, and from 2018 to 2021. It is uncertain whether the growth of the Chinese economy will continue to slow down in the future. A prolonged slowdown in the Chinese economy could erode consumer confidence which could result in changes to consumer spending patterns for travel and lodging-related products and services. China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate is based on several current or emerging factors including: (i) overinvestment by the government and businesses and excessive credit offered by banks; (ii) a rudimentary monetary policy; (iii) excessive privileges to state-owned enterprises at the expense of private enterprises; (iv) the increases in labor costs; (v) a decrease in exports due to weaker overseas demand; (vi) failure to boost domestic consumption; and (vii) challenges resulting from international and geopolitical situations, especially the US-China trade war and the overall tension between such two nations. The European hotel industry is also significantly affected by European countries’ economic growth. While the European hotel industry demonstrated stable growth from 2015 to 2019, its growth rate slowed down in 2020 and 2021 due to the impact of COVID-19.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including sanctions against Russia over the Ukraine crisis since 2014, shadows of international terrorism spread by Islamic State of Iraq and al-Sham, which has been particularly intensified since the Paris terror attacks in November 2015, the impact of the election of Donald Trump as former President of the United States and the tax reform that he subsequently signed into law, the trade war between the United States and China and the Syrian airstrike in 2018, the tension between the United States and Iran in 2019, the impact of the United Kingdom leaving the European Union (the “EU”) and the outbreak of COVID-19. It is unclear whether such challenges will be contained or resolved and what effects they may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in significant market volatility, and over the possibility of a war involving Iran or North Korea. In addition, conflicts between the United States and China have extended to multiple areas, which could place further pressure on China’s economic growth. For example, the U.S. government imposed economic and trade sanctions directly or indirectly affecting China-based technology companies. Such laws and regulations are likely subject to frequent changes, and their interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns or driven by political and/or other factors that are out of our control. In addition, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. All of these events have introduced uncertainties to the geopolitical situations and the global economic outlook. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s and those of the EU and its member states. There have also been concerns over unrest in the Middle East and Africa, which have resulted in significant market volatility, and over the possibility of a war involving Iran or North Korea. Furthermore, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in major economic shocks worldwide and substantial volatility across global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. In addition, there have been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the tensions between Japan and its neighboring countries. Economic conditions in China and Europe are sensitive to global economic conditions.

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

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China, which subsequently spread throughout China. The travel industry has been severely affected by the outbreak of COVID-19 since the beginning of 2020 due to the reduced traveler traffic in China. In addition, after COVID-19 was declared by the World Health Organization as a Public Health Emergency of International Concern on January 31, 2020, many foreign countries issued travel bans to China which further harmed the travel industry in China. These measures could slow down the development of the Chinese economy and adversely affect global economic conditions and financial markets. The Chinese government has also implemented strict nationwide containment measures against COVID-19, including travel restrictions, lock-downs of certain cities and hotel closures. Such containment measures negatively affected our hotels’ (both leased and owned hotels and manachised and franchised hotels) occupancy rate and revenue. Although China has temporarily controlled the outbreak, our revPAR recovery was still significantly impacted by several COVID-19 resurgences. For example, the recovery was seriously interrupted by the large-scale outbreak of Omicron variant in over 30 provinces since early March. Many cities were locked-down, such as Shanghai and Jilin, which resulted in a sharp decline in business and leisure travels. As a result, our occupancy rate (excluding hotels under requisition) dropped to around 59% in March 2022. However, the outbreak also led to a raising demand for quarantine and accommodation needs of medical team and delivery riders. As of March 31, 2022, we had 1,299 hotels of legacy Huazhu under governmental requisition.

Since the outbreak of COVID-19, we have taken various preventative measures, such as the introduction of intelligent non-contact services, across our hotels to help protect our employees and customers. In addition to the timely delivery of hotel supplies arranged by our centralized procurement team, we have also offered temporary franchise fee reductions and have helped our franchisees to obtain low-interest bank loans to meet their short-term working capital needs. For example, we helped introduce our franchisees to the banks and provided the banks with monthly operating statements of the franchisees recorded in our information systems as an evidence of the franchisees’ credit profiles. We do not bear any obligations under the loans that the banks extended to our franchisees. We have also taken various cost and cash flow mitigation measures to counter the negative impact of COVID-19 on our results of operations. Despite these efforts, our business operations and results in 2020 and 2021 were adversely affected by COVID-19.

In addition, the closure of our hotels and lower occupancy rate during this period, as a result of the Chinese government’s containment measures mentioned above, may amount to an event of default under certain of our banking arrangements. We have managed to obtain the required waiver since the outbreak of COVID-19 in 2020. However, there is no guarantee that we will continue to comply with the covenants under our outstanding facilities and we will be able to obtain such waivers in the future when required.

Moreover, we completed the acquisition of Deutsche Hospitality in January 2020. As COVID-19 spreads globally, the operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. Thanks to the progress of vaccination campaigns and easing of social restrictions, Europe showed continuous business recovery trend. However, due to the third and fourth waves of the COVID-19 pandemic in European countries, the operations of Deutsche Hospitality in the fourth quarter of 2021 were impacted by tightened governmental control measures and testing requirements, which, as a result, disrupted the recovery trend. As a result, a number of our hotels under Deutsche Hospitality, or legacy DH, were then temporarily closed. As of December 31, 2021, all hotels of Deutsche Hospitality that were temporarily closed due to COVID-19 had resumed operation. Deutsche Hospitality is undergoing a continuous RevPAR recovery since Germany unfolded its opening-up plan in mid-February 2022. The RevPAR in March 2022 recovered to 65% of 2019 level, improved from only 47% in January 2022. RevPAR recovery in the near-term is expected to remain under pressure due to the recent Omicron variant. As a result, Deutsche Hospitality could experience cash shortfalls and may need to increase borrowings to finance its operations. There is no assurance that we could obtain sufficient financing for our business needs on reasonable terms, or at all. The failure to obtain sufficient financing on reasonable terms or at all could materially and adversely affect our financial condition, results of operations and business.

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

Our businesses have been significantly impacted by the global outbreak of COVID-19 and we experienced operating losses in 2020 and 2021. Our business operation has gradually recovered since 2021. Our total revenues increased by 25.4% from RMB10,196 million in 2020 to RMB12,785 million (US$2,006 million) in 2021. We closed down certain of our hotels in 2020 and 2021 due to the pandemic. Also, we recorded impairments of property and equipment, right-of-use assets and intangible assets of RMB180 million and RMB317 million (US$50 million) in 2020 and 2021, respectively, mainly due to the pandemic.

As COVID-19 continues to spread, its overall impact on our business, liquidity and results of operations is unknown at this time. Moreover, COVID-19 may not be eliminated and such outbreak may recur. While vaccines for COVID-19 are being, and have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, certain variants have proven to be more severe and more transmissible, especially the pandemic’s recent emergence of the Delta variant and Omicron variant, which appears to be the most transmissible variant to date and has resulted in an increase in cases globally. These or future variants of COVID-19 could also prove to be more resistant to vaccines. The impact of the Delta variant and Omicron variant cannot be predicted at this time, and could depend on numerous factors, including vaccination rates among the population, the effectiveness of COVID-19 vaccines against the Delta variant and Omicron variant, and the response by governments. The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. To the extent COVID-19 adversely affects our business, financial condition and results of operations, it may also heighten some of the other risks described in this “Risk Factors” section.

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

Our hotel group has been growing rapidly since we commenced our business of operating and managing a multi-brand hotel group. We launched our hotel product HanTing Hotel in 2005, our economy hotel brand Hi Inn in 2008 and our midscale hotel brand JI Hotel in 2010. In May 2012, we completed the acquisition of a 51% equity interest in Starway Hotels (Hong Kong) Limited, or Starway HK, and in December 2013, we acquired the remaining 49% equity interest of Starway HK from C-Travel. We have retained the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, an upper midscale hotel brand; Joya Hotel, a new hotel brand targeting the upscale market, in December 2013; and Elan Hotel, a new economy hotel brand, in September 2014. In January 2016, we completed strategic alliance transactions with Accor S.A., or Accor, to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. In May 2017, we completed the acquisition of all of the equity interests in Crystal Orange Hotel Holdings Limited, or Crystal Orange, which operated hotels under the brands of Crystal Orange Hotel and Orange Hotel. In August 2018, we completed the acquisition of a majority stake in Blossom Hotel Investment Management (Kunshan) Co., Ltd., or Blossom Hotel Management, which was engaged in the business of operating and managing hotels under the brand of Blossom Hill Hotels & Resorts (rebranded as Blossom House in April 2020) in the upscale market in the PRC. We launched Madison Hotel brand and Grand Madison Hotel brand in 2019. In 2020, we merged Grand Madison Hotel brand into Madison Hotel brand. In January 2020, we completed the acquisition of all of the equity interests in Deutsche Hospitality. In 2020, we acquired Ni Hao Hotel brand, and started to develop and operate hotels under this brand. In May 2021, we completed the acquisition of CitiGO, which operates hotels under the brand of CitiGO Hotel. In July 2021, Steigenberger Hotels AG and Porsche Lizenz- und Handelsgesellschaft mbH & Co. KG signed a license agreement to jointly develop a luxury lifestyle brand named Steigenberger Porsche Design Hotels. Steigenberger Porsche Design Hotels are expected to be launched in selected international metropolises. We also launched our luxury hotel brands Steigenberger Icon and Song Hotels in 2021. Through such organic growth and acquisitions, we increased the number of our hotels in operation from 26 hotels as of January 1, 2007 to 7,830 hotels (including 124 hotels under Deutsche Hospitality) as of December 31, 2021.

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

We launched our hotel brand HanTing Hotel in 2005, our economy hotel brand Hi Inn in 2008 and our midscale hotel brand JI Hotel in 2010. In 2012, we acquired the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, an upper midscale hotel brand; Joya Hotel, a new hotel brand targeting the upscale market, in December 2013 and Elan Hotel, a new economy hotel brand, in September 2014. We acquired Crystal Orange in May 2017, which holds hotels under the brands of Crystal Orange Hotel and Orange Hotel. In August 2018, we completed the acquisition of a majority stake in Blossom Hotel Management which holds hotels under the brand of Blossom Hill Hotels & Resorts (currently Blossom House). We launched the Madison Hotel brand and Grand Madison Hotel brand in 2019. In 2020, Grand Madison Hotel was merged into Madison Hotel brand. In January 2020, we completed the acquisition of Deutsche Hospitality, which operates in Europe, the Middle East, Asia and Africa, with hotels under brands of Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel, and Zleep Hotels. In 2020, we acquired Ni Hao Hotel brand, and started to develop and operate hotels under this brand. In May 2021, we completed the acquisition of CitiGO, which operates hotels under the brand of CitiGO Hotel. In July 2021, Steigenberger Hotels AG and Porsche Lizenz- und Handelsgesellschaft mbH & Co. KG signed a license agreement to jointly develop a luxury lifestyle brand named Steigenberger Porsche Design Hotels. Steigenberger Porsche Design Hotels are expected to be launched in selected international metropolises. We also launched our luxury hotel brands Steigenberger Icon and Song Hotels in 2021. We are still in the process of developing our various brands, such as the Elan Hotel, Joya Hotel, Manxin Hotel, Starway Hotel, Hi Inn, Crystal Orange Hotel, Orange Hotel, Blossom House, Madison Hotel brands and Ni Hao Hotel. In addition to the hotel brands owned by us, we entered into strategic alliance transactions with Accor in January 2016, and are developing Accor’s certain hotel brands in PRC, Taiwan and Mongolia under our brand franchise agreements.

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

We may have disputes with our franchisees with respect to the performance of the franchise agreements. For example, we have in the past closed certain manachised and franchised hotels as a result of disputes with the franchisees regarding our measures to avoid competition between the franchisees, including keeping appropriate distances between the manachised and franchised hotels. Some franchisees were not satisfied with the performance of the hotel managers we appointed for our manachised hotels or generally the manachised or franchised hotels’ profitability or growth rates. Some franchisees complained that our loyalty program and other marketing efforts did not bring sufficient customers for their hotels. Our franchisees may also have disputes with us regarding other matters, such as the amount and settlement of fees payable by them and the adequacy of our operational support to them. In addition, our franchise agreements with franchisees typically provide that the franchise agreements could be terminated under certain circumstances. If franchise agreements are terminated early, we lose the franchise fees and related management fees. Furthermore, we may have to pay losses and damages to our guests, and our brand image may be adversely impacted. As a result, our business and results of operations and financial conditions may be adversely affected by early termination of our franchise agreements.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, we invested in Beijing Qingpu Tourism Culture Development Co., Ltd. in 2015, in AAPC Hotel Management Limited, China Young Professionals Apartment Management Limited and Chengjia (Shanghai) Investment Co., Limited in 2016, and in Blossom Hotel Management, Oravel Stays Private Limited and some securities in the hotel industry in 2017. We completed the acquisition of all of the equity interests in Crystal Orange in May 2017. In January 2018, we announced we have formed a joint venture with TPG. Hitone later also invested in this joint venture. In August 2018, we completed the acquisition of a majority stake in Blossom Hotel Management in steps. From 2017 to 2019, we also acquired shares of Accor and other companies from open market, and invested in certain hotel related funds. In January 2020, we completed the acquisition of all of the equity interests in Deutsche Hospitality. We also jointly established a company named Yongle Huazhu Hotel & Resort Group with a wholly-owned subsidiary of Sunac China Holdings Limited (“Sunac”) and Chengdu Global Times Exhibition and Travel Development Company Limited to develop and operate hotels. We will provide hotel operational services to the joint venture and the joint venture will develop and operate hotels under the brands of Blossom House, Steigenberger Hotels & Resorts and Sunac’s own brands.

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

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have less control compared to our leased and owned hotels. As of December 31, 2021, we manachised and franchised approximately 90.6% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our presence in China and our overseas markets. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control.

Our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting our results of operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. For example, in 2021, we closed 137 manachised and franchised hotels that did not comply with our brand and operating standards.

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

The PRC regulatory and enforcement regime regarding privacy and data security is evolving and tightening:

●	The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways.
●	On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. In addition, pursuant to the Cyber Security Law of the PRC, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear.

●	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law applies to data handling activities carried out within the territory of the People’s Republic of China. The Data Security Law further provides that data processing activities carried out outside of China, which harm national security, public interest or legal interests of Chinese citizens and organizations, should be subject to legal liabilities. Pursuant to the Data Security Law, those conducting data handling activities should, in accordance with laws and regulations, establish and perfect a data security management system across their entire workflow and adopt the corresponding technical measures and other necessary measures to ensure data security.
●	The Civil Code of the PRC (effective since January 1, 2021) provide main legal basis for privacy and personal information infringement claims under the Chinese civil laws.
●	The Personal Information Protection Law took effect on November 1, 2021, which outlines the main system framework and comprehensive requirements for personal information processing.

PRC regulators, including the CAC, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may change continually through new legislation, amendments to existing legislation and changes in enforcement. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could cause us to incur substantial compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to civil litigations brought by relevant individuals; administrative penalties, including fines, suspension of business, website closure, and revocation of prerequisite licenses; and our reputation and results of operations could be materially and adversely affected. On July 2, 2020, the CAC, announced that it had launched a cybersecurity review of DiDi Global, a company recently listed on the Nasdaq with operations in China, to prevent national data security risk and protect national security and the public interest. CAC then ordered the removal of DiDi’s app from China’s smartphone app stores. On July 5, 2021, the CAC announced the commencement of cybersecurity review of “Yunmanman”,”Huochebang” and “BOSS Zhipin” and suspended their new user registration. On July 10, 2021, CAC circulated the Measures for Cybersecurity Review (Revised Draft for Comments), or Cybersecurity Review Measures, providing, among other things, that information infrastructure operators or data processors in possession of information of more than one million users in China are subject to a regulatory cybersecurity review if they are seeking a listing in a foreign country. The Cybersecurity Review Measures also provide that PRC governmental authorities may initiate cybersecurity review if they determine cyber products or services, data processing activities or potential listing in a foreign country have affected or may affect national security. The Cybersecurity Review Measures were released on December 28, 2021 and took effect on February 15, 2022.There are substantial uncertainties as to whether and how the CAC’s further actions and the enacted version of the Cybersecurity Review Measures would impact U.S. listed companies like us. It is very likely that our data processing activities within China are regulated under the Cybersecurity Review Measures, which may subject us to cybersecurity review. If, based on the enacted version of the Cybersecurity Review Measures and other relevant rules and regulations, we will be subject to increased scrutiny regarding data security and data protection, our business, operation, reputation and share price may be adversely affected.

As we further expand our operations into international markets, we will be subject to additional laws and regulations in other jurisdictions where our hotels, guests, employees and other participants are located. The laws, rules and regulations of those jurisdictions may be more comprehensive and detailed, and may impose requirements and penalties which are more stringent than, or even conflict with, those in China. In addition, these laws, rules and regulations may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans. For example, according to the Data Security Law, no organization or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent authorities. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources, costs and our management attention. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulation on Information Protection on Networks”.

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

While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. For instance, in August 2018, online reports alleged that we had become the subject of potential information leak and a proposed class action complaint was filed against us and our management, which was voluntarily dismissed by the plaintiffs in February 2019. For more information, please see “Item 4. Information on the Company – 4.B. Business Overview – Legal and Administrative Proceedings.” We may face similar litigations in the future. Any of such proceedings may harm our reputation and adversely affect our business and results of operations. Besides proceedings, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

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

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy. As of December 31, 2021, we had received copyright registration certificates for 140 software programs developed by us. However, none of our other proprietary information systems have been patented, copyrighted or otherwise registered as our intellectual property.

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

The PRC National People’s Congress promulgated the Labor Contract Law of the PRC (the “Labor Contract Law”) in 2007, which took effect in 2008, and amended it on December 28, 2012. The Labor Contract Law imposes requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of fixed-term employment contracts. Because the PRC governmental authorities have introduced various new labor-related regulations since the effectiveness of the labor contract law, and the interpretation and implementation of these regulations are still evolving, our employment practices could violate the Labor Contract Law and related regulations and could be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. In addition, a significant number of our employees are dispatched from third-party human resources companies, which are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. According to a new regulation on labor dispatch, which was promulgated in January 2014 to implement the provisions of the labor contract law, a company is permitted to use dispatched employees for only up to 10% of its labor force after February 29, 2016. To comply with the labor dispatch regulation, we have reduced the percentage of dispatched employees since January 2014 by using service outsourcing arrangement. Under the service outsourcing arrangement, we have entered into service outsourcing agreements with a service outsourcing firm and relevant employees are deemed as employees of this service outsourcing firm. However, since the current labor dispatch regulation does not clearly define the distinction of labor dispatch and service outsourcing, our service outsourcing arrangement may be considered as labor dispatch by the relevant PRC government.

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

We place substantial reliance on the experience and the institutional knowledge of members of our current management team. Mr. Qi Ji, our founder and chairman of the board, Mr. Hui Jin, our chief executive officer, Ms. Xinxin Liu, our president, Ms. Hui Chen, our chief financial officer, and other members of the management team are particularly important to our future success due to their substantial experiences in lodging and other consumer-service industries. Finding suitable replacements for Mr. Qi Ji, Mr. Hui Jin, Ms. Xinxin Liu, Ms. Hui Chen and other members of our management team could be difficult, and competition for such personnel of similar experience is intense. The loss of the services of one or more members of our management team due to their departures or otherwise could hinder our ability to effectively manage our business and implement our growth strategies.

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

We had net intangible assets of RMB5,945 million and RMB5,385 million (US$845 million) as of December 31, 2020 and 2021, respectively. Our intangible assets consist primarily of brand names, master brand agreements, non-compete agreements, franchise or manachise agreements and our purchased software.

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

We recorded impairment loss of nil and RMB245 million (US$38 million) for the years ended December 31, 2020 and 2021, respectively. The extent, magnitude and duration of COVID-19 may change the assumptions and estimates used in the indefinite life intangible assets valuation, which could result in future impairment charges. There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge will have the effect of decreasing our earnings, assets and shareholders’ equity.

We may suffer impairment losses for our goodwill.

We have acquired businesses from time to time, which have resulted in the recognition of goodwill on our financial statements. We had goodwill of RMB4,988 million and RMB5,132 million (US$805 million) as of December 31, 2020 and 2021, respectively. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Factors that could lead to impairment of goodwill include significant adverse changes in the business climate, unanticipated changes in the competitive environment, adverse legal or regulatory actions or developments, changes in clients’ perception and the reputation of our brands, changes in interest rates, unfavorable changes in our stock price and market capitalization, and deterioration in our financial condition.

Due to the negative impact of COVID-19, we incurred goodwill impairment loss of RMB437 million in 2020, which was related to legacy DH. We did not recognize any goodwill impairment in 2019 and 2021. However, as the extent, magnitude and duration of COVID-19 is still uncertain, we may need to change our assumption, which could result in future impairment charges.

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

We carry all mandatory and certain optional commercial insurance, including property, business interruption, construction, third-party liability, public liability, product’s liability and employer’s liability insurance for our leased and owned hotel operations. We also require our lessors, franchisees and contractors to purchase customary insurance policies. Although we require our franchisees to obtain the requisite insurance coverage through our franchisees management, we cannot guarantee that our franchisees will adhere to such requirements. In particular, there are inherent risks of accidents or injuries in hotels. One or more accidents or injuries at any of our hotels could adversely affect our safety reputation among customers and potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. In the future, we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels. We may also encounter disputes with insurance providers regarding payments of claims that we believe are covered under our policies. Furthermore, if we are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our reputation, business, financial condition and results of operations may be materially and adversely affected.

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

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Our independent registered public accounting firm has issued an attestation report as of December 31, 2021. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading prices of our ADSs and/or ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, leased properties, share transfer, employment, non-competition and labor law, fiduciary duties, personal injury, death, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. For example, as of December 31, 2021, we had some pending legal, administrative and arbitration proceedings, including real estate lease terminations and disputes and management agreement disputes. Moreover, in the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third- party patents or other third-party intellectual property rights.

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

As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the global financial crisis and sovereign debt crisis in Europe. Stimulus measures designed to help China weather the global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and hotel operating expenses, may increase as a result of higher inflation. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. The PRC government also exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, monetary policy, and preferential treatment for particular industries or companies. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer ADSs and Shares to our investors, and could cause the value of our ADSs and Shares to significantly decline or become worthless.

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, interest rate changes, setting monetary policy and providing preferential treatment to particular industries or companies. Certain measures adopted by the PRC government, such as changes of the People’s Bank of China’s statutory deposit reserve ratio and lending guideline imposed on commercial banks, may restrict loans to certain industries. The State Administration of Foreign Exchange, or “SAFE”, and the relevant Chinese banks where our operating subsidiaries or VIEs in China opened bank accounts may adopt restrictions on the cross-border payment obligations and dividends repatriation made by these subsidiaries or VIEs by way of “window guidance” measures. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business. In addition, these measures may also cause decreased economic activity in China, and, since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes.

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

Most of our operations are conducted in the PRC through our PRC subsidiaries, and are governed by PRC laws, rules and regulations. We also have operations through the VIEs, which contribute an insignificant portion of our total revenues and their impact to our consolidated financial statements are immaterial. The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Additionally, the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws may have an adverse effect on our operations. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities in accordance with the law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and to strengthen the supervision over overseas listings of Chinese companies. Measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents, such as data security and privacy protection, of China-based overseas listed companies. As there are uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital raising activities and we may be subject to more stringent requirements with respect to data privacy, cross-border investigations and legal claim enforcements. Uncertainties in the effect of future regulatory developments in China could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.

As our primary business is conducted in China, we are exposed to legal and other risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business, and may exert substantial intervention and influence over the manner our operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot guarantee that the authorities will agree with us or will not promulgate new regulations that restrict our business operations or access to capital.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Cybersecurity and data privacy and security issues are legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. The CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. We cannot rule out the possibility that the competent PRC government authorities will not initiate cybersecurity reviews on us in the future. Since the effective date of the Measures for Cybersecurity Review till the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations that are evolving, there remains uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

We may be subject to PRC laws relating to the collection, use, sharing, retention security, and transfer of confidential and private information, such as personal information and other data. For example, on September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. In addition, the Standing Committee of PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. On November 14, 2021, the Cyberspace Administration of China released the draft Administrative Regulation on Network Data Security for public comments through December 13, 2021 (the “Draft Administrative Regulation”). Under the Draft Administrative Regulation, foreign-listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority. We have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data. Since the effective date of the PIPL till the date of this annual report, we have not been involved in any investigations on data security or privacy compliance issues in connection with the PRC Data Security Law or the PIPL, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, we cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

On December 24, 2021, the CSRC published consultation drafts on the State Council Regulations on the Overseas Issuance and Listing of Securities by Domestic Enterprises and the Filing Management Rules on the Overseas Issuance and Listing of Securities by Domestic Enterprises. These regulations apply to various types of overseas equity offerings and listings, including secondary or dual primary listings, listing through special purchase acquisition companies, issuance of equity incentive awards, issuance of equity securities or securities convertible into or exchangeable for equity securities. Issuers conducting these transactions will need to make filings with the CSRC. According to the China Securities Regulatory Commission’s answer to reporters’ questions on the two drafts on December 24, 2021, the regulations will adhere to the principle of non-retroactivity of laws, and will go through the filing procedures as required for companies planning to go public and overseas listed companies that have refinancing activities; The filing of listed companies will be arranged separately, and a sufficient transition period will be given. Since these are drafts, it is unclear the extent the CSRC will conduct review of our future overseas equity offerings or listings. Separately, one of the preconditions for the CSRC filings is for the issuers complete the cybersecurity review by the CAC to the extent applicable. In addition, these new regulations and their future developments could potentially complicate our future equity offerings and require us to incur significant compliance costs.

On October 23, 2021, the Standing Committee of the National People’s Congress published the Amended Draft of the PRC Anti-Monopoly Law (the “Draft Amendment”). If the Draft Amendment is enacted as it is, the legal consequences of the corresponding monopolistic acts would be harsher. However, we don’t know if the Draft Amendment would be enacted as it is, or there would be further revisions to the Draft Amendment, or when it would be enacted, with or without further revisions. Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Since these statements and regulatory actions are new, and some regulations are still at the stage of consultation for comments, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and listing on a U.S. or other foreign exchanges. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

Rapid urbanization and changes in zoning and urban planning in China may cause our leased and owned hotels to be demolished, removed or otherwise affected and our franchise agreements to terminate.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other governmental mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, in 2021, we were obligated to demolish four leased hotels due to local government zoning requirements. In addition, as of December 31, 2021, we were notified by local government authorities that we may have to demolish four additional leased hotels due to local zoning requirements. Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate. In 2021, eight manachised hotels were demolished due to local government zoning requirements. Similar demolitions, termination of franchise agreements or interruptions of our hotel operations due to zoning or other local regulations could occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

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

On July 4, 2014, SAFE issued the Circular of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and Round-trip Investments by Domestic Residents through Special Purpose Vehicles, or Circular 37, which replaced the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles issued by SAFE in October 2005, or Circular 75. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or spin-offs. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Management Policies on Direct Investment, which took effect on June 1, 2015. This notice has amended SAFE Circular 37, requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing, where banks are required to review and carry out foreign exchange registration for offshore direct investments, and SAFE and its branches supervise foreign exchange registration for direct investments indirectly through the banks. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Offshore Financing” for discussions of the registration requirements and the relevant penalties.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC laws and regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain percentage of its after-tax earnings each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2021, a total of RMB826 million (US$130 million) was not distributable in the form of dividends to us due to these PRC regulations. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the PRC subsidiaries’ share capital of RMB2,852 million as of December 31, 2021 is considered restricted. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

In addition, if we are treated as a PRC resident enterprise, any gain realized on the transfer of the ADSs and/or ordinary shares by non-PRC resident investors may be regarded as derived from sources within the PRC and accordingly may be subject to a 10% PRC income tax in the case of non-PRC resident enterprises or 20% in the case of non-PRC resident individuals. The PRC income tax on dividends and/or gains may be reduced or exempted under applicable tax treaties between the PRC and the ADS holder’s or ordinary share holder’s home country. See “Item 10. Additional Information — E. Taxation — PRC Taxation.”

If the U.S. Public Company Accounting Oversight Board is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.

The HFCA Act was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with those we are to file in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Act will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction. The first such list was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release, and our auditor was included on that list. The SEC will review annual reports filed with it in 2022 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above.

Unless we are able to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, we would expect that a trading prohibition for our ADSs could be issued shortly after the filing of our annual report on Form 20-F for 2023, which would be due on April 30, 2024. Given that all PCAOB-registered firms in China were included on the list in the PCAOB December 2021 Release, our ability to retain an auditor subject to PCAOB inspection and investigation will depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. The PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. In February, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the same amendments as the bill passed by the Senate. However, the America Competes Act includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate needs to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed. If this bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of our annual report on Form 20-F for 2022, which will be due on May 1, 2023.

If our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing or our ordinary shares on the Stock Exchange of Hong Kong or another non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing non-U.S. brokerage accounts.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements will apply beginning with annual reports on Form 20-F to be filed in 2023 for Commission Identified Issuers named in the prior year. Because our auditor was included in the list in the PCAOB December 2021 Release, we expect to have to comply with these disclosure requirements in our annual report on Form 20-F for 2022 to be filed in 2023. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.

In addition to the issues under the HFCA discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs and ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms in China, including our independent PCAOB-registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain other PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the initial administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit US-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be affected. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the Nasdaq, deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings described above, depending upon the final outcome, listed companies in the United States with major China-based operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to Our ADSs, ordinary shares and Our Trading Market

The market prices for our ADSs and/or ordinary shares has been and may continue to be volatile.

The market price for our ADSs has been volatile and has ranged from a low of US$32.99 to a high of US$64.53 on the NASDAQ Global Select Market in 2021. Likewise, the high and low prices of our ordinary shares on the Hong Kong Stock Exchange in 2021 were HK$49.3 and HK$24.4, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong S.A.R. and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or ordinary shares. Some of these companies have experienced significant volatility. The trading performances of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong S.A.R. and/or the United States and consequently may impact the trading performance of our ADSs and/or ordinary shares. The market price is subject to wide fluctuations in response to various factors, including the following:

●	actual or anticipated fluctuations in our quarterly operating results;
●	changes in financial estimates by securities research analysts;
●	conditions in the travel and lodging industries;
●	changes in the economic performance or market valuations of other lodging companies;
●	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
●	addition or departure of key personnel;
●	fluctuations of exchange rates between the RMB and U.S. dollar, Hong Kong dollar or other foreign currencies;
●	potential litigation or administrative investigations;
●	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs or ordinary shares; and
●	political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong S.A.R., Europe or other countries and regions that we operate.

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

Since our listing in Hong Kong in 2020, our ordinary shares have been traded on the Hong Kong Stock Exchange. However, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained. The trading price or liquidity for our ADSs on the NASDAQ Global Select Market and the trading price or liquidity for our ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ordinary shares on the Hong Kong Stock Exchange in the future. If an active trading market of our ordinary shares on the Hong Kong Stock Exchange is not sustained, the market price and liquidity of our ordinary shares could be materially and adversely affected.

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

We believe that our current cash and cash equivalents, anticipated cash flow from operations, and funds available from borrowings under our bank facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2022) will be sufficient to meet our anticipated working capital cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including expansion through leased and owned hotels and any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs and/or ordinary shares could dilute the interests of our shareholders and ADS holders and adversely impact the market prices of our ADSs and/or ordinary shares. As of December 31, 2021, we had approximately 1,757.1 million ordinary shares outstanding held as ADSs, and approximately 53.7 million non-vested restricted stocks outstanding. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Due to the global outbreak of COVID-19, our business has been significantly impacted and we experienced operating losses in 2020 and 2021. Our total revenues increased by 25.4% from RMB10,196 million in 2020 to RMB12,785 million (US$2,006 million) in 2021. We recorded net loss attributable to Huazhu Group Limited of RMB465 million (US$73 million) in 2021, compared to net loss attributable to Huazhu Group Limited of RMB2,192 million in 2020. As of December 31, 2021, our current liabilities exceeded our current assets by US$898 million, which was mainly resulted from our 2022 Notes and the outstanding bank borrowing of EUR338 million in connection with our long-term facility of EUR440 million that will become due in December 2022. Our ability to continue as a going concern depends on our ability to generate cash flows from operations and to arrange adequate financing arrangements to support our working capital requirements. For more information, please see “Item 5. Operating and financial review and prospects – 5.B. Liquidity and Capital Resources.” If we are unable to continue as a going concern or achieve or maintain profitability, the market price of our ADSs may significantly decrease.

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

As of March 31, 2022, our founder, Mr. Qi Ji, who is also our chairman of the board and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially own approximately 32.9% of our outstanding ordinary shares on an as-converted basis. See “Item 7. Major Shareholders.” The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs and/or ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs and/or ordinary shares.

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

Our amended and restated articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

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

The provisions of our amended and restated articles of association may encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, these provisions may also discourage acquisition proposals or delay or prevent a change in control that could be beneficial to holders of our ordinary shares and ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited. The ability of U.S. or Hong Kong authorities to bring actions against us or our management may also be limited.

We are incorporated in the Cayman Islands, and conduct a substantial portion of our business and operations through our subsidiaries in China, the world’s largest emerging market. With the acquisition of Deutsche Hospitality in January 2020, we also operate some of our business in Germany, among other jurisdictions. Most of our officers reside outside the United States and Hong Kong and some or all of the assets of those persons are located outside of the United States and Hong Kong. It may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands, China, Hong Kong or Germany in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside the Cayman Islands, China, Hong Kong or Germany, the laws of the Cayman Islands, China, Hong Kong and Germany may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, Hong Kong, China or Germany. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments with the United States), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Act, Cap 22 (Act 3 of 1961, as consolidated and revised) (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and Hong Kong, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States or the courts of Hong Kong. Furthermore, our amended and restated articles of association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

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

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes with respect to our prior taxable year. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make annual separate determinations each year as to whether we are a PFIC (after the close of each taxable year). The determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other intangible assets (which will depend upon the market prices of our ADSs from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other intangible assets, which may result in our company being or becoming a PFIC for the current or one or more future taxable years. Accordingly, we cannot assure you of our PFIC status for our current taxable year or for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder (as defined herein). For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation Consideration—Passive Foreign Investment Company Rules.”

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.

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

We completed our global offering and listing on the Hong Kong Stock Exchange. We issued a total of 23,485,450 ordinary shares (including 3,063,300 ordinary shares pursuant to the exercise of over-allotment option) at a public offering price of HKD297 (US$38.31) per ordinary share. Our ordinary shares started to be traded on the Hong Kong Stock Exchange on September 22, 2020. The offering size and offering price presented in this paragraph did not retroactively reflect the Share Subdivision.

We completed put right offer relating to the 2022 Notes

Year	Milestone

2021	We completed the acquisition of CitiGO in May 2021, which operates hotels under the brand of CitiGO Hotel.

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

4.B. Business Overview

We are a leading, fast-growing multi-brand hotel group in China with international operations. Our hotels are operated under three different models: leased and owned, franchised, and franchised hotels that we operate under management contracts, which we refer to as “manachised.” We expanded our hotel network from 5,618 hotels as of December 31, 2019 to 7,830 hotels (including 124 hotels under legacy DH) as of December 31, 2021, representing a CAGR of 18.1%. As of December 31, 2021, we had 7,830 hotels in operation, including 738 leased and owned hotels and 7,092 manachised and franchised hotels, with an aggregate of 753,216 hotel rooms. As of the same date, we were developing an additional 2,608 hotels, including 46 leased and owned hotels and 2,562 manachised and franchised hotels.

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

Below presents our major hotel brands by category as of the date of this annual report.

●	Economy hotel brands: HanTing Hotel, Ni Hao Hotel, Hi Inn, Elan Hotel, Zleep Hotels and Ibis Hotel;
●	Midscale hotel brands: JI Hotel, Orange Hotel, Starway Hotel, Ibis Styles Hotel and CitiGO Hotel;
●	Upper midscale hotel brands: Crystal Orange Hotel, IntercityHotel, Manxin Hotel, Mercure Hotel, Madison Hotel and Novotel Hotel;
●	Upscale hotel brands: Joya Hotel, Blossom House, Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, and Grand Mercure; and
●	Luxury hotel brand: Steigenberger Icon and Song Hotels.

Notes:

(1)	We enjoy exclusive franchise rights in respect of Accor’s Mercure Hotel, Ibis Hotel and Ibis Styles Hotel brands and non-exclusive franchise rights in respect of its Grand Mercure and Novotel Hotel brands in certain regions. In addition, we have exclusive rights to operate, manage, franchise and license hotels under the Jaz in the City brand in certain regions.
(2)	As of December 31, 2021, we also operated 9 other hotels and had 4 other hotels under construction, including partner hotels under Deutsche Hospitality and other hotel brands in Yongle Huazhu Hotel & Resort Group.

We have developed a vast base of loyal and engaged customers under our H Rewards loyalty program. H Rewards covers all of our brands and had more than 193 million members as of December 31, 2021. We engage with program members through multiple online and offline touch points to personalize their lodging experiences and foster strong and long-lasting relationships that inspire loyalty to our brands. H Rewards is a powerful distribution platform, enabling us to conduct lower-cost, targeted marketing campaigns and maintain a high percentage of direct sales to customers. In 2021, approximately 75% of our room-nights were sold to customers who were individual or corporate H Rewards members in legacy Huazhu.

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

Leveraging our strong brand recognition, massive member traffic, and robust technology infrastructure, we have pioneered a business operating system designed to enhance hotel operations across all fronts. Our business operating system is the result of our years of industry know-how, and it includes innovative ideas that are first tested and refined by our leased and owned business. Subsequently, these ideas can be “plugged-and-played” by our franchisees with confidence, thus allowing us to effectively expand our hotel network in an asset-light manner. We added a net 2,212 hotels (including 124 hotels under legacy DH) from December 31, 2019 to December 31, 2021, 97.7% of which were manachised and franchised hotels. Apart from receiving franchise fees for these hotels, we also share our technology infrastructure and our vast customers base with our franchisees. In addition to extending our expertise to our manachised and franchised hotels, we can also monetize our core competencies by offering standardized and tailored SaaS and IT solutions to other hotel operators, real estate companies and service apartment providers. We believe that our distinct approach to hospitality has helped us establish a highly differentiated business model that balances scale, quality and returns.

We have recorded outstanding financial performance in recent years, although our financial performance was adversely affected by COVID-19 in 2020 and 2021. Our total revenue was RMB11,212 million, RMB10,196 million and RMB12,785 million (US$2,006 million) in 2019, 2020 and 2021, respectively. We had net income attributable to Huazhu Group of RMB1,769 million in 2019. We recorded net loss attributed to Huazhu Group of RMB2,192 million and RMB465 million (US$73 million) in 2020 and 2021, respectively. Our adjusted EBITDA (non-GAAP) amounted to RMB3,349 million, negative RMB244 million and RMB1,571 million (US$247 million) in 2019, 2020 and 2021, respectively, and our net cash provided by operating activities amounted to RMB3,293 million, RMB609 million and RMB1,342 million (US$210 million) in these respective periods.

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

Our hotel network has grown rapidly. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021(1)
Leased and owned hotels	344	465	565	611	616	624	671	699	688	753	738
Manachised hotels	295	516	835	1,376	2,067	2,471	2,874	3,309	4,519	5,746	6,824
Franchised hotels	—	54	25	8	80	174	201	222	411	290	268
Total	639	1,035	1,425	1,995	2,763	3,269	3,746	4,230	5,618	6,789	7,830
(1)	Include 76 leased hotels, 48 manachised and franchised hotels operated by Deutsche Hospitality.

As of December 31, 2021, our hotel network covered 7,830 hotels spanning 811 cities in 31 provinces and municipalities across the greater China region and 16 other countries, and we also had a pipeline of hotels in these countries and regions. As of December 31, 2021, we had an additional 2,608 leased and owned as well as manachised and franchised hotels under development.

The following table sets forth a summary of all of our hotels by geographic region as of December 31, 2021.

				Leased and	Manachised
	Leased and			Owned Hotels	and Franchised
	Owned	Manachised	Franchised	Under	Hotels Under
	Hotels(2)	Hotels(3)	Hotels(3)	Development(4)	Development(4)
Greater China:
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	252	1,503	83	9	311
Others (including Taiwan)(5)	409	5,293	164	9	2,241
Subtotal	661	6,796	247	18	2,552
Outside Greater China:
Europe	76	15	10	28	5
Other countries(6)	1	13	11	0	5
Subtotal	77	28	21	28	10
Total	738	6,824	268	46	2,562
(1)	The data in this table include hotels under governmental requisition and hotels temporarily closed following the outbreak of COVID-19. As of December 31, 2021, we had 147 hotels under governmental requisition in China.
(2)	Include 76 leased hotels operated by Deutsche Hospitality and 662 leased and owned hotels operated by the rest of our Group.
(3)	Include 48 manachised and franchised hotels operated by Deutsche Hospitality and 7,044 manachised and franchised hotels operated by the rest of our Group.
(4)	Include hotels for which we have entered into binding leases, purchase agreements of land use right or property, or franchise agreements but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.
(5)	For our hotels in operation, include 806 cities across 29 provinces and municipalities; for our hotels under development, include 795 cities across 30 provinces and municipalities (including Taiwan).

(6)	For our hotels in operation, include Tunisia, Egypt, the UAE, Oman, Saudi Arabia, Singapore and Qatar; for our hotels under development, include Oman, the UAE, India and Cambodia.

The following table sets forth the status of our hotels under development as of December 31, 2021.

	Pre-conversion	Conversion
	Period(1)	Period(2)	Total
Leased and owned hotels	34	12	46
Manachised and franchised hotels	1,668	894	2,562
Total	1,702	906	2,608
(1)	Includes hotels for which we have entered into binding leases or franchise agreements but of which the property has not been delivered by the respective lessors or property owners, as the case may be. The inactive projects are excluded from this list according to management judgment.
(2)	Includes hotels for which we have commenced conversion activities but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

Among the 46 leased and owned hotels under development as of December 31, 2021, we had 34 leased and owned hotels during pre-conversion period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and had 12 leased and owned hotels during conversion period, for which we have commenced conversion activities but that have not yet commenced operations. The anticipated completion dates for these leased and owned hotels during conversion period range from March 2022 to December 2022. Total budgeted development costs for these leased and owned hotels during conversion period, which primarily include construction costs for leasehold improvement and the furniture and equipment for hotel operation, were RMB426 million (US$67 million), of which RMB155 million (US$24 million) was incurred as of December 31, 2021. The average development costs per square meter for completed leased and owned hotels in 2021 were approximately RMB2,700 (US$424). The franchisees are responsible for development costs for our manachised hotels and franchised hotels.

The reasons for hotel closures typically include property-related matters (such as rezoning and expiry of leases), hotel operation quality or results not meeting our requirements, and other commercial reasons.

In addition to hotels permanently closed as presented above, due to the impact of COVID-19, we also had a large number of hotels in China temporarily closed in the first quarter of 2020. As of December 31, 2021, approximately 98% of legacy Huazhu’s hotel (excluding hotels under governmental requisition) had resumed operations. During the first quarter of 2020, Chinese governmental authorities also requisitioned accumulatively 610 of our hotels in various locations for the accommodation of medical support workers and for quarantine purposes in relation to COVID-19. As of December 31, 2021, we had 147 hotels under governmental requisition in China. As COVID-19 spreads globally, the hotel operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. Local governments in Europe imposed travel restrictions and lockdowns to contain the spread of COVID-19, and as a result, a number of our Deutsche Hospitality hotels were temporarily closed in 2020. As of December 31, 2021, all hotels of Deutsche Hospitality that were temporarily closed due to COVID-19 had resumed operation.

Leased and owned hotels

As of December 31, 2021, we had 729 leased hotels and 9 owned hotels, accounting for approximately 9.4% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 30 years. We generally enjoy an initial two- to eight-month rent-free period. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. We generally pay fixed rent on a monthly, quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 2% to 6% increase on rent every three to five years or, for Deutsche Hospitality’s hotels, generally annual adjustments based on consumer price index levels. Our leases usually allow extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. To mitigate the impact of COVID-19, we have been negotiating with landlords to reduce or delay our rental payment.45 of our leases expired in 2021, among which 18 were renewed, 12 were converted to manachised and franchised hotels and 15 were terminated.

The following table sets forth the number of our leases for hotels in operation and under development that were expected to expire in the periods indicated as of December 31, 2021.

Number of
Leases
2022	67
2023	45
2024	49
2025	50
2026	66
2027-2029	177
2030-2032	113
2033 and onward	208
Total	775

Manachised and Franchised Hotels

As of December 31, 2021, we had 6,824 manachised hotels and 268 franchised hotels, accounting for approximately 87.2% and 3.4%, respectively, of our hotels in operation. Our franchisees lease or own their hotel properties and are responsible for the costs of developing and operating the manachised or franchised hotels, including constructing and renovating the hotels according to our standards, and all of the hotel operating expenses. We impose the same standards on all of our manachised and franchised hotels to ensure product quality and consistency across our hotel network. Our franchisees are not allowed to sub-franchise hotels under our brands to any third party. We collect fees from the franchisees of our manachised and franchised hotels and do not bear any loss incurred or otherwise share any profit realized by our franchisees. We believe that the manachise and franchise models have enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

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

For our franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 4.0% of the hotel’s gross room revenue or turnover. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR40,000 to EUR150,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee in older contracts) and a license fee. The term of service for our franchised hotels under Deutsche Hospitality is typically ten to 15 years. We are gradually adapting the terms of Deutsche Hospitality’s franchise agreements to be similar to those of our other franchised hotels.

Our Products

As of the date of this annual report, we have hotels in operation or under development under the following brands, which are designed to target distinct segments of customers:

●	Economy hotel brands: HanTing Hotel, Ni Hao Hotel, Hi Inn, Elan Hotel, Zleep Hotels and Ibis Hotel;
●	Midscale hotel brands: JI Hotel, Orange Hotel, Starway Hotel, Ibis Styles Hotel and CitiGO Hotel;
●	Upper midscale hotel brands: Crystal Orange Hotel, IntercityHotel, Manxin Hotel, Mercure Hotel, Madison Hotel and Novotel Hotel;
●	Upscale hotel brands: Joya Hotel, Blossom House, Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, and Grand Mercure; and
●	Luxury hotel brand: Steigenberger Icon and Song Hotels.

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

As of December 31, 2021, we also operated 9 other hotels, including partner hotels under Deutsche Hospitality and other hotels under other hotel brands in Yongle Huazhu Hotel & Resort Group.

We believe that our multi-brand strategy provides us with a competitive advantage to open more hotels in attractive markets, capture a wider range of customers with evolving lodging preferences and needs, and achieve greater economies of scale through shared platforms.

Economy Hotel Brands

HanTing Hotel

Launched in 2005, HanTing Hotel is our economy hotel product with the value proposition of “Quality, Convenience and Value.” HanTing Hotels also includes hotels we previously marketed under the name of Hanting Premium Hotels. These hotels are typically located in areas close to major business and commercial districts. The HanTing Hotel targets knowledge workers and value- and quality-conscious travelers. These hotels are equipped with complimentary wireless Internet access and laser printers, and a cafe serving breakfast and simple meals. As of December 31, 2021, we had 3,027 HanTing Hotels in operation and an additional 696 HanTing Hotels under development.

Ni Hao Hotel

Ni Hao Hotel is our economy hotel product targeting young customers. By digitalizing and standardizing independent hotels, it helps improve their operational efficiency while maintaining their individual features. Ni Hao Hotels provide clean and comfortable lodging experiences to the guests at affordable prices. As of December 31, 2021, we had 163 Ni Hao Hotels under development and had 70 Ni Hao Hotel in operation.

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inns target rational and price-conscious travelers. These hotels offer compact rooms with comfortable beds and shower facilities and complimentary wireless Internet access throughout the premises. These hotels provide basic and clean accommodations. As of December 31, 2021, we had 443 Hi Inns in operation and an additional 117 Hi Inns under development.

Elan Hotel

In September 2014, we launched Elan Hotel. Elan Hotel is our economy hotel product committed to improving the operating efficiency of individual micro, small- and medium-sized economy hotels. With the continuing upgrade of accommodations and services, these hotels provide a high quality experience for young customers. As of December 31, 2021, we had 1,013 Elan Hotels in operation and an additional 190 Elan Hotels under development.

Ibis Hotel

Ibis Hotel is an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment. It created the revolutionary bedding concept Sweet Bed by Ibis Hotel, and features welcoming, designer common areas and ibis kitchen, the modern food and beverage offer. As of December 31, 2021, we had 219 Ibis Hotels in operation and an additional 28 Ibis Hotels under development.

Zleep Hotels

Zleep Hotels, our economy hotel brand, is a well-known and successful hotel brand in Scandinavia offering service and design at a great rate. As of December 31, 2021, we had 14 Zleep Hotels in operation and an additional twelve Zleep Hotels under development.

Midscale Hotel Brands

JI Hotel

JI Hotel is a midscale brand that we launched in 2010, typically located in city centers or central business districts. These hotels target travelers who seek a quality experience in hotel stays. JI Hotels offer rooms with quality comparable to three- to four-star rated hotels, but are priced at competitive rates. In addition, these hotels offer complimentary wireless Internet access throughout the premises, spacious lobbies with laser printers, computers, free drinks, and a cafe serving breakfast and simple meals. As of December 31, 2021, we had 1,381 JI Hotels in operation and an additional 575 JI Hotels under development.

Orange Hotel

Orange Hotel, previously marketed under two brand names: Orange Hotel and Orange Select Hotel, is our midscale hotel brand. These hotels are mini versions of our Crystal Orange Hotels with advanced sound-proof design. As of December 31, 2021, we had 432 Orange Hotels in operation and an additional 217 Orange Hotels under development.

Starway Hotel

Starway Hotel, our midscale brand, varies in the hotels’ designs and targets middle class travelers who seek a spacious room, reasonable price and guaranteed quality. Starway Hotels offer rooms with quality comparable to three- to four-star rated hotels, but are priced at competitive rates. In addition, these hotels typically offer complimentary Internet access throughout the premises, spacious lobbies and meeting areas with complimentary tea and coffee. As of December 31, 2021, we had 528 Starway Hotels in operation and an additional 252 Starway Hotels under development.

Ibis Styles Hotel

Ibis Styles Hotel is a midscale brand that offers comfortable, designer hotels typically located in city centers or close to activity centers. The brand’s distinctive all-inclusive package includes the room, all-you-can-eat breakfast buffet and broadband Internet connection, plus a host of little extras. As of December 31, 2021, we had 79 Ibis Styles Hotels in operation and an additional 21 Ibis Styles Hotels under development.

CitiGO Hotel

CitiGO Hotel is a lifestyle brand that mainly targets young people. Crafted by internationally prestigious designers, CitiGO blends travel, sports and urban culture together to provide guests with unique lodging experience. With the concept of entry lux, fashion, social life and fun, CitiGO offers trendy hospitality with affordable price. The hotel restaurant provides extra-long breakfast from 7:00 am to 12:00 pm, fresh coffee, craft beer and free late-night snack. As of December 31, 2021, we had 30 CitiGO Hotels in operation, and an additional 7 CitiGO Hotels under development.

Upper Midscale Hotel Brands

Crystal Orange Hotel

Crystal Orange Hotel is our upper midscale hotel brand featuring boutique design hotels. These hotels are equipped with advanced, four-star standard facilities, including free high-speed wireless internet access, intelligent lighting system, wireless speakers and sound-proof design. As of December 31, 2021, we had 144 Crystal Orange Hotels in operation and an additional 58 Crystal Orange Hotels under development.

IntercityHotel

IntercityHotel is our upper midscale urban hotel brand targeting business travelers. The hotels of IntercityHotel are usually located within walking distance of train stations or airports. As of December 31, 2021, we had 49 IntercityHotels in operation and an additional 25 IntercityHotels under development, including two hotels in operation and eight pipeline hotels in China.

Manxin Hotel

Manxin Hotel was launched as an upper midscale brand of resorts in October 2013, and was previously branded as Manxin Hotel & Resorts. Nowadays Manxin Hotel has become a brand with city hotels and resorts. These hotels are typically located in city centers or business districts and holiday resort areas. Manxin Hotels offer high quality rooms, intelligent service system, rich breakfast, lunch, afternoon tea, dinner and even coffee and drinks. Moreover, Manxin Hotel is aimed at bringing the guests a distinct experience by presenting amazing space design and offering attractive activities. Live Lively is Manxin Hotel’s proposition. As of December 31, 2021, we had 84 Manxin Hotels in operation and an additional 62 Manxin Hotels under development.

Mercure Hotel

Mercure Hotel is an upper midscale hotel brand that combines the strength of an international network with a strong quality commitment with the warm experiences of hotels that are rooted in their local community, targeting business and leisure travelers around the world. These hotels are typically located in city centers, by the sea or in the mountains. As of December 31, 2021, we had 125 Mercure Hotels in operation and an additional 50 Mercure Hotels under development.

Madison Hotel

We launched our new upper midscale hotel brands Madison Hotel and Grand Madison Hotel in 2019, which are committed to offering guests a classic lodging experience. In 2020, we merged the Grand Madison Hotel brand into the Madison Hotel brand. These hotels target business and leisure guests with high lodging standards and desire to understand more of the cities they are traveling in, and offer comfortable accommodations, functional furnishings and facilities, and high-quality services. As of December 31, 2021, we had 37 Madison Hotels in operation, and an additional 56 Madison Hotels under development.

Novotel Hotel

Novotel is an upper midscale brand that provides a multi-service offering for both business and leisure guests, with spacious, modular rooms, 24/7 catering offers with balanced meals, meeting rooms, attentive and proactive staff, kid areas, multi-purpose lobbies and fitness centers. These hotels are typically located in the heart of major international cities, business districts and tourist destinations. As of December 31, 2021, we had 15 Novotel Hotels in operation and an additional 13 Novotel Hotels under development.

Upscale Hotel Brands

Joya Hotel

In December 2013, we launched our upscale brand Joya Hotel. These hotels are typically located in areas close to major business and commercial districts in first- and second-tier cities and target affluent travelers and corporate events. Joya Hotel is designed for guests to enjoy all-inclusive services, including complimentary breakfast, afternoon tea, healthy snacks, mini bar free drinks, gym, automatic massage cabins and other premium services. The rooms are equipped with high-speed fiber access, full wireless coverage and Bluetooth speakers. As of December 31, 2021, we had nine Joya Hotels in operation.

Blossom House

Blossom House, previously branded Blossom Hill Hotels & Resorts, is our upscale lifestyle and resort brand targeting affluent travelers. Most of Blossom House hotels are located near typical scenic spots. As of December 31, 2021, we have 34 Blossom House hotels in operation and an additional 39 Blossom House hotels under development.

Steigenberger Hotels & Resorts

Steigenberger Hotels & Resorts is our upscale lifestyle and resort brand targeting affluent travelers. The Steigenberger Hotels & Resorts hotels are typically located in historic traditional buildings and lively city residences, and offer health and beauty oases set at the very heart of nature. As of December 31, 2021, we had 56 Steigenberger Hotels & Resorts in operation and an additional 10 Steigenberger Hotels & Resorts under development, including 11 hotels in operation and five pipeline hotels in China.

MAXX by Steigenberger

MAXX by Steigenberger, our upscale conversion hotel brand, is a new, charismatic concept and focuses on creating a warm, feel-good atmosphere in all destinations. As of December 31, 2021, we had seven MAXX by Steigenberger hotels in operation and six MAXX by Steigenberger hotel under development, including two hotels in operation and five pipeline hotels in China.

Jaz in the City

Jaz in the City is our upscale lifestyle brand. Jaz in the City branded hotels reflect metropolitan lifestyle and draw upon the local music and cultural scene. As of December 31, 2021, we have three Jaz in the City hotels in operation and one Jaz in the City hotels under development.

Grand Mercure

Grand Mercure is a brand that offers an upscale network of hotels and apartments that combine local culture with world-class services. With hotels that are uniquely adapted to each market, the brand helps guests “discover a new authentic”. As of December 31, 2021, we had seven Grand Mercure Hotels in operation and additional three Grand Mercure Hotels under development.

Luxury Hotel Brand

Steigenberger Icon

Steigenberger Icon is our new brand. It is our first brand under luxury level, a prestigious level we granted only to our most legendary Steigenberger hotels. Our Icon hotels situate at some of the world’s most privileged destinations, each Icon hotel tells its own inimitable story and provides customers with unique lodging experience with the concept of luxury, heritage and simplicity. As of December 31, 2021, we had nine Steigenberger Icon Hotels in operation and additional two Steigenberger Icon Hotels under development.

Song Hotels

Song Hotels is our luxury hotel brand designed for high-end vacation experience. The development of this brand is inspired by culture and the delicate aesthetics from Song dynasty. Song hotels convey a leisure and elegant lifestyle to its guests through the use of the exquisite decoration and meticulous service. Simple but elegant artistic furnishings and garden landscape can be seen everywhere in the hotel. As of December 31, 2021, we had six Song Hotels in operation and additional one Song Hotels under development.

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

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our Research and Study Center of Huazhu Group, previously known as HanTing College and HuaZhu University, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a three-week intensive training program, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. A substantial number of our hotel managers have received training completion certificates. Our Research and Study Center of Huazhu Group has prepared a new-hire training package to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, office software skills and corporate culture. In 2021, our hotel-based staff and corporate staff on average received approximately 68 and 48 hours of training, respectively.

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

As part of the 500-day IT integration program for our acquired Deutsche Hospitality, we also have deployed our in-house developed applications to Deutsche Hospitality to improve its operational efficiency and enrich its customer experiences.

A Global Business Integration Project was also launched in 2021, which combines Huazhu’s fast development and digital expertise with Deutsche Hospitality’s service excellence, international know-how and network. The aim is to collaboratively adapt the existing systems and to develop new business models, platforms and tools to support Huazhu in becoming one of the fastest developing and best performing hotel owner, operator and franchisor in the international market.

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

Central reservation system (CRS). We have an around-the-clock, real-time central reservation system available 24 hours a day, seven days a week. Our central reservation system allows reservations through multiple channels including our mobile apps, call center, third-party travel agents and online reservation partners. The real-time inventory management capability of the system improves the efficiency of reservations, enhances customer satisfaction and maximizes our profitability.

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

We have in place extensive policies, processes, network architecture, and software to protect customer data. Our major systems, including those regarding property management, customer relationship management, as well as our website and mobile apps, have passed the Level III information security protection assessment conducted by the China National Accreditation Service for Conformity Assessment. We have also obtained the ISO27001 information security management certification and the ISO27701 privacy information management certification. Our payment system has passed the payment card industry (“PCI”) data security standard (“DSS”) requirements and security assessment procedures assessment. In addition, we collaborate with renowned consulting companies to strengthen the infrastructure of our information technologies and systems and to ensure compliance with data protection laws and regulations in the EU and China, such as the EU’s GDPR (as complemented by the German Federal Data Protection Act).

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

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2021, approximately 83% of our room nights were sold through our own sales channels and the remaining 17% of our room nights through intermediaries in legacy Huazhu.

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

A key component of our marketing efforts is the H Rewards, our loyalty program, which covers all of our brands. We believe the H Rewards loyalty program allows us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. As of December 31, 2021, our H Rewards had more than 193 million members. In 2021, approximately 75% of our room nights were sold to our H Rewards members in legacy Huazhu. Members of the H Rewards are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures and other benefits. H Rewards members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels and from Hua Zhu Mall. These points can be used to offset the room charges in our hotels, buy products in Hua Zhu mall, book transportations and tickets through our platform or be redeemed for various coupons. The H Rewards includes five levels of membership: star, silver, rose gold, gold and platinum. Rose gold membership is only available for corporate members of the H Rewards. H Rewards was previously known as HanTing Club and HuaZhu Club.

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

The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. As of December 31, 2021, we registered 1,111 trademarks and logos with the China Trademark Office. As of December 31, 2021, we filed 157 trademark applications pending for examination and review by the PRC trademark office. As of the same date, we also registered 1,004 trademarks and filed 250 trademark applications outside China. As of December 31, 2021, we received 22 patents; another 7 patents were applied and under review by relevant PRC authority. We also received copyright registration certificates for 140 software programs developed by us as of December 31, 2021. In addition, we registered 894 national and international top-level domain names, including www.huazhu.com, as of December 31, 2021. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to protect our tradenames and trademarks as well as other intellectual property rights could have a negative impact on our brands and adversely affect our business.”

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

Legal and Administrative Proceedings

In the ordinary course of our business, we, our directors, management and employees are subject to legal or administrative proceedings. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, our directors, management and employees, we do not believe that any currently pending legal or administrative proceeding to which we, our directors, management and employees are a party will have a material adverse effect on our business or reputation. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.”

In October 2018, a proposed class action complaint was filed with the United States District Court in the Central District of California against us and our management alleging violations of the U.S. securities laws in relation to a possible data breach in August 2018. This case was voluntarily dismissed by the plaintiffs on February 27, 2019.

As of December 31, 2021, we had several pending legal and administrative proceedings, including lease contract terminations and disputes and management agreement disputes. As of the same date, our accrued contingencies remained was RMB54 million (US$8 million).

Corporate Social Responsibility: Environmental Impact

We are committed to reducing our environmental footprint through various energy saving initiatives. For example, most of our hotels use LED lights and are equipped with eco-friendly air source heat pump systems and solar energy systems. A majority of Legacy DH hotels are using green electricity. We also continued our Green Living Initiative, which encourages customers to choose low-carbon and environmental-friendly way of accommodation by reusing towels and bed sheets, etc. Moreover, we encourage customers to choose electronic invoices through our Easy Invoice System to save paper resource and reduce carbon footprint. For Legacy DH, customers can choose Green Conference Services to achieve climate-friendly meetings with CO2 compensation. In the future, we will further control greenhouse gas emissions and actively promote energy conservation measures.

In addition, we keep improving our online energy consumption management system to timely and accurately track our hotels’ energy consumption, including electricity, water and gas consumption. This system helps us monitor the consumption level and cost per room night and detect abnormal energy usage patterns. By analyzing data collected by this system, we are able to come up with energy-saving solutions and improve the overall energy efficiency of our hotels. In order to improve product performance and reduce environmental impact, we have also been upgrading the disposable items used in our hotels (such as slippers, toothbrushes, combs and paper cups) to environmental friendly ones.

Moreover, Huazhu, together with the World Travel and Tourism Council (WTTC) and some other hotel groups, are planning to launch an initiative to develop a global benchmark framework to accelerate the sustainable development process of hotel industry.

COVID-19 Outbreak: Response and Impact

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China and subsequently spread throughout China. The travel industry has been adversely affected by the outbreak of the COVID-19 since the beginning of 2020 due to the reduced traveler traffic in China. In addition, after COVID-19 was declared by the World Health Organization as a Public Health Emergency of International Concern on January 31, 2020, many foreign countries issued travel bans to China which further harmed the travel industry in China. The Chinese government has also implemented strict nationwide containment measures against COVID-19, including travel restrictions, lock-down of certain cities and hotel closures. Such containment measures negatively affected our hotels’ occupancy rate and revenue. For example, we had over 2,000 hotels temporarily closed at the peak in February 2020. Due to the Chinese government’s effective control of COVID-19, China’s domestic travel has gradually recovered, following eased travel restrictions and the national policy for resuming production and work. Although China has temporarily controlled the outbreak, our revPAR recovery was still significantly impacted by several COVID-19 resurgences. For example, the recovery was seriously interrupted by the large-scale outbreak of Omicron variant in over 30 provinces since early March. Many cities were locked-down, such as Shanghai and Jilin, which resulted in a sharp decline in business and leisure travels. As a result, our occupancy rate (excluding hotels under requisition) dropped to around 59% in March 2022. However, the outbreak also led to a raising demand for quarantine and accommodation needs of medical team and delivery riders. As of March 31, 2022, we had 1,299 hotels of legacy Huazhu under governmental requisition. For more information, please see “Item 3. Key Information — 3.D. Risk Factors — Risk Related to Our Business — The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.” and “Item 5. Operating and Financial Review and Prospects — 5.B. Liquidity and Capital Resources.”

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

As COVID-19 spreads globally, the hotel operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. Local governments in Europe imposed travel restrictions and lockdowns to contain the spread of COVID-19, and as a result, a number of our Deutsche Hospitality hotels were temporarily closed in 2020. The German government announced certain relief measures, including government subsidy and salary compensation for our furloughed employees. These government assistance measures help lessen the negative effects from substantially reduced occupancy and hotel closures. Thanks to the progress of vaccination campaigns and easing of social restrictions, Europe showed continuous business recovery trend. However, due to the third and fourth waves of the COVID-19 pandemic in European countries, the operations of Deutsche Hospitality in the fourth quarter of 2021 were impacted by tightened governmental control measures and testing requirements, which, as a result, disrupted the recovery trend. As of December 31, 2021, all hotels of Deutsche Hospitality that were temporarily closed due to COVID-19 had resumed operation. Deutsche Hospitality is undergoing a continuous RevPAR recovery since Germany unfolded its opening-up plan in mid-February 2022. The RevPAR in March 2022 recovered to 65% of 2019 level, improved from only 47% in January 2022.

We have taken various cost and cash flow mitigation measures to counter the negative impact of COVID-19 on our results of operations, such as (i) discussing with our leased hotel landlords for rent reduction and deferment, (ii) reducing or eliminating discretionary spending, including marketing, non-essential training, and capital expenditures, and (iii) freezing new recruitments, streamlining our staff, and placing a number of our hotel teams on temporary furlough and/or reducing their workdays to adjust for the lower hotel occupancy rate. The Chinese government also announced a number of relief measures for Chinese companies, including encouraged rental waivers, reduction and delayed payment of social insurance and taxes and continued support from financial institutions. In particular, lessors for legacy Huazhu’s leased hotels in China have agreed to reduce and delayed our rental payment. In addition, Deutsche Hospitality have secured commercial insurance compensation for hotel closure. We also actively sought new business opportunities in the government’s fight against COVID-19, such as offering hotel beds to support government for pandemic prevention and control. These measures have partially offset the adverse impact of COVID-19 on our operations.

The closure of our hotels and lower occupancy rate during this period may amount to an event of default under our banking arrangements. We have managed to obtain the required waiver since the outbreak of COVID-19 in 2020. Since the outbreak, we have also received further support from some of our banks in the form of additional banking facilities and lower interest rates.

Regulation

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. The principal regulations governing foreign ownership of hotel businesses in the PRC are the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2021) issued on December 27, 2021, which became effective on January 1, 2022, and the Industry Guidelines on Encouraged Foreign Investment (Edition 2020) issued on December 27, 2020, which became effective as of January 27, 2021, both of which were promulgated by the PRC Ministry of Commerce, or the MOC, and the National Development and Reform Commission, or the NDRC, as well as other negative lists (generally with fewer limitations) applicable to the free trade zones. Pursuant to these regulations, there are no restrictions on foreign investment in limited service hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Similar with other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions consist of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal PRC regulations currently relevant to our business and operations.

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

The State Council promulgated the Administrative Regulations on Sanitation of Public Places in April 1987 and amended it in February 2016 and in April 2019, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Administrative Regulations on Sanitation of Public Places, which was amended in January 2016 and December 2017, according to which, starting from May 1, 2011, hotel operators shall establish sanitation management system and keep records of sanitation management. The Standing Committee of the National People’s Congress, or the SCNPC enacted the Food Safety Law of the PRC in February 2009, which was most recently amended in April 2021, according to which any hotel that provides food must obtain a license. The State Administration for Market Regulation, or the SAMR, (previously known as “China Food and Drug Administration”) enacted the Administrative Measures on Administration of Food Business Licensing in August 2015 and amended it in November 2017, according to which any entity involving sales of food or food services must obtain a food business license, and any food service license which had been obtained prior to October 1, 2015 will be replaced upon expiry by the food business license. Pursuant to the Food Safety Law of the PRC, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000.

The Fire Prevention Law of the PRC, promulgated in April 1998 and amended in October 2008, April 2019 and April 2021 by the SCNPC, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated on April 30, 2009 and effective as of May 1, 2009 and amended on July 17, 2012 by the Ministry of Public Security, together with the Interim Provisions on the Administration of Fire Protection Design Review and Final Inspection of Construction Projects, promulgated on April 1, 2020 and effective as of June 1, 2020, require that (i) the fire prevention design documents of special construction projects, such as hotels with overall floor area of more than 10,000 square meters, shall be reviewed and inspected by local housing and urban-rural construction authorities before construction; (ii) the construction of specific construction projects, such as hotels with overall floor area of more than 10,000 square meters be inspected and accepted by local housing and urban-rural construction authorities from a fire prevention perspective before completion; and (iii) the public gathering places, such as hotels, shall complete fire prevention safety inspection with the local fire and rescue department, which is a prerequisite for business opening. Pursuant to these regulations, related hotels failing to obtain approval of fire prevention inspection and acceptance or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.

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

On September 21, 2012, the Ministry of Commerce promulgated the Provisional Administrative Measures for Single-purpose Commercial Prepaid Cards, which was amended on August 18, 2016. Pursuant to this regulation, if an enterprise engaged in retail, accommodation and catering, or residential services issues any single-purpose commercial prepaid card to its customers, it shall undergo a record-filing procedure. For a hotel primarily engaged in the business of accommodation, the aggregate balance of the advance payment under the single-purpose commercial prepaid cards it issued shall not exceed 40% of its income from its primary business in the previous financial year.

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

Regulations on Leasing

Under the Law of the PRC on Administration of Urban Real Estate promulgated by the SCNPC, which took effect as of January 1995 and was amended in August 2007, August 2009 and August 2019, respectively, and the Administrative Measures on Leasing of Commodity House promulgated by the Ministry of Housing and Urban-rural Construction, which took effect as of February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, prescribing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest will be subordinated to an interested third party acting in good faith.

In May 2020, the National People’s Congress, the China legislature, passed the Civil Code of the PRC, or the Civil Code, which took effect on January 1, 2021. According to Chapter 14, Book 3 of the Civil Code, which governs lease agreements, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the lease item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the lease item without the consent of the lessor.

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

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law of the PRC on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was amended in October 2013. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

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

According to the Environmental Protection Law of the PRC promulgated by the SCNPC on December 26, 1989 and last amended on April 24, 2014, the Environmental Impact Assessment Law of the PRC promulgated by the SCNPC on October 28, 2002 and last amended on December 29, 2018, the Administrative Regulations on Environmental Protection for Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, the Interim Measures on Acceptance of Environmental Protection for Completion of Construction Projects promulgated by the Ministry of Environmental Protection (renamed as the Ministry of Ecology and Environment) on November 20, 2017 and effective as of the same date and the Category-Based Management Directory on the Environmental Impact Assessment for Construction Projects (Edition 2021) issued by the Ministry of Ecology and Environment, hotels which involve Environment Sensitive Areas should submit a Form on Environmental Impact Assessment to competent environmental protection authorities for approvals, and shall prepare and make public an Acceptance Inspection Report of the Environmental Protection Facilities before commencing the operation. Such Environment Sensitive Areas are defined by the Category-Based Management Directory on the Environmental Impact Assessment for Construction Projects (Edition 2021), which was issued by the Ministry of Ecology and Environment. Pursuant to the Environmental Impact Assessment Law, any hotel failing to obtain the approval of the Form of Environmental Impact Assessment may be ordered to cease construction and restore the property to its original state, and according to the violation activities committed and the harmful consequences thereof, be subject to fines of no less than 1% but no more than 5% of the total investment amount for the construction project of such hotel. The person directly responsible for the project may be subject to certain administrative penalties. Pursuant to the Administrative Regulations on Environmental Protection for Construction Projects, where the construction project is put into production or use when the environmental protection facilities have not undergone acceptance inspection or do not pass acceptance inspection, the responsible hotels may be ordered to make correction within a stipulated period and subject to a fine ranging from RMB200,000 to RMB1 million; where correction is not made within the stipulated period, a fine ranging from RMB1 million to RMB2 million will be imposed. The directly responsible person may be subject to a fine ranging from RMB50,000 to RMB200,000. If the construction project causes any significant environmental pollution or ecological damage, the production or use should be suspended, or the project should be closed down upon approval by the relevant local government. Furthermore, any hotel failing to public the Acceptance Inspection Report may be ordered to publicize the Report, and may be subject to a fine ranging from RMB50,000 to RMB200,000. The relevant breach may also be announced by local environmental protection authorities.

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

Under the above applicable regulations, a franchisor must have certain prerequisites including a mature business model, the capability to provide long-term business guidance and training services to franchisees and ownership of at least two self-operated storefronts that have been in operation for at least one year. Franchisors engaged in franchising activities without satisfying the above requirements may be subject to penalties such as forfeit of illegal income and imposition of fines between RMB100,000 and RMB500,000 and may be bulletined by the MOC or its local counterparts. Franchise contracts shall include certain required provisions, such as terms, termination rights and payments.

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

Regulations on Trademarks

Both the Trademark Law of the PRC adopted by the SCNPC on August 23, 1982 and revised on August 30, 2013 and April 23, 2019, and the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks and trade names. The National Intellectual Property Administration (Trademark Office) handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of any ten-year term. Trademark licensing agreements should be submitted to the Trademark Office for record. Without the filing, the trademark licensing should not be used against a bona fide third party.

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

Regulations on Labor Contracts and Social Security

The Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC that became effective on January 1, 2008, as amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law of the PRC which was promulgated and came into effect on September 18, 2008 by the State Council seek to clarify the responsibilities of both employers and employees and codifies certain basic rights and protections of employees. Among others, the Labor Contract Law of the PRC provides that after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract. In addition, employees who have been employed for more than ten years by the same employer are entitled to require a non-fixed-term contract. The Labor Contract Law of the PRC also requires that the employees dispatched from human resources outsourcing firms or labor agencies be limited to temporary, auxiliary or substitute positions. Furthermore, an employer may be held jointly liable for any damages to its dispatched employees caused by its human resources outsourcing firm or labor agency if it hired such employees through these entities. According to the Interim Provisions on Labor Dispatch, which was promulgated in January 2014 and took effect in March 2014, to implement the provisions of the Labor Contract Law of the PRC regarding labor dispatch, a company is permitted to use dispatched employees for up to 10% of its labor force and the companies currently using dispatched employees are given a two-year grace period after March 1, 2014 to comply with this limit.

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

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 31, 2022.

Huazhu Group Limited (Cayman)
100%
China Lodging Investment Limited (Cayman)
4 Subsidiaries
H World Holdings Singapore Pte. Ltd. (Singapore)
China Lodging Holdings (HK) Limited (Hong Kong)
Huazhu Investment GmbH (Germany)
0%, GP
100%, LP
DH Group GmbH & Co KG (Germany)
Steigenberger Hotels Aktiengesellschaft (Germany)
Intercity Hotel GmbH (Germany)
22 Subsidiaries
ACL Greater China Limited (Hong Kong)
Ibis China Investment Limited (Hong Kong)
TAHM Investment Limited (Hong Kong)
Huazhu Hospitality Inc (BVI)
Huazhu Hospitality (Hong Kong) Limited (Hong Kong)
50%
Starway Hotels (Hong Kong) Limited (Hong Kong)
49%
Crystal Orange Hotel Holdings Limited (BVI)
51%
Orange Hotel Hong Kong Limited (Hong Kong)
Huazhu K.K (Japan)
10 Subsidiaries
Huazhu Investment I Limited (Hong Kong)
95%
5%
Offshore
Onshore
Yagao Meihua Hotel Management Co., Ltd (PRC)
7 Subsidiaries
Tianjin Yagao Hotel Management Co., Ltd. (PRC)
Huazhu (Hainan) Hotel Management Co., Ltd (PRC)
Shanghai Huaxing Catering Management Co., Ltd (PRC)
HanTing (Shanghai) Enterprise Management Co., Ltd (PRC)
Yongle Huazhu Hotel & Resort Group (PRC)
Starway Hotel Management (Shanghai) Co., Ltd (PRC)
Beijing Orange Times Software Tech Co., Ltd (PRC)
Orange Hotel Management (China) Co. Ltd (PRC)
Beijing Crystal Orange Hotel Management Consulting Co, Ltd (PRC)
Hanting Xingkong (Shanghai) Hotel Management Co., Ltd (PRC)
Jiangsu Keting Commercial and Trade Co., Ltd (PRC)
Shanghai Hanting Hotel Management Group, Ltd (PRC)
Yiju (Shanghai) Hotel Management Co., Ltd (PRC)
Han Ting (Tianjin) Investment Consulting Co., Ltd (PRC)
9 Subsidiaries
Huazu (Hainan) Enterprise Management Co., Ltd (PRC)
12 Subsidiaries
Huazhu Hotel Management (Ningbo) Co., Ltd (PRC)
Jizhu Information Technology (Shanghai) Co., Ltd (PRC)
1 subsidiaries
2 Subsidiaries
Beijing Qitian Holiday Hotel Co., Ltd. (PRC)
6 Subsidiaries
Tianjin Huazu Enterprise Management Co., Ltd (PRC)
Hanting Technology (Suzhou) Co., Ltd (PRC)
Huazhu Hotel Management Co., Ltd (PRC)
34 Subsidiaries
78 Subsidiaries
3 Subsidiaries
2 Subsidiaries
91 Subsidiaries
86.85%
H-World Information and Technology Co., Ltd (PRC)
2 subsidiaries

The following table sets forth summary information for our significant subsidiaries as of March 31, 2022.

	Percentage of	Date of
Major Subsidiaries	Ownership	Incorporation/Acquisition	Place of Incorporation
China Lodging Holdings (HK) Limited	100%	October 22, 2008	Hong Kong
H World Holdings Singapore Pte. Ltd.	100%	April 14, 2010	Singapore
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd.	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd	100%	January 16, 2008	PRC
HanTing Technology (Suzhou) Co., Ltd.	100%	December 3, 2008	PRC
HanTing (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC
Starway Hotel Management (Shanghai) Co., Ltd.	100%	May 1, 2012	PRC
HuaZhu Hotel Management Co., Ltd.	100%	August 16, 2012	PRC
Jizhu Information Technology (Shanghai) Co., Ltd.	100%	February 26, 2014	PRC
ACL Greater China Limited	100%	January 25, 2016	Hong Kong
Huazhu Investment I Limited	100%	November 10, 2017	Hong Kong
Yagao Meihua Hotel Management Co., Ltd.	100%	January 25, 2016	PRC
Orange Hotel Management (China) Co., Ltd.	100%	May 25, 2017	PRC
Beijing Crystal Orange Hotel Management Consulting Co., Ltd.	100%	May 25, 2017	PRC
Huazhu Hotel Management (Ningbo) Co., Ltd.	100%	July 20, 2018	PRC
H-World Information and Technology Co., Ltd (盟广信息技术有限公司)	86.85%	November 7, 2013	PRC
Steigenberger Hotels Aktiengesellschaft	100%	January 2, 2020	Germany
Intercity Hotel GmbH	100%	January 2, 2020	Germany

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China and occupy nearly 18,000 square meters of office space, about 1,500 square meters of which is owned by us and the rest is leased. As of December 31, 2021, we leased 729 out of our 7,830 hotel facilities with an aggregate size of approximately 5.1 million square meters, including approximately 124,300 square meters subleased to others. As of December 31, 2021, we owned nine out of our 7,830 hotel facilities with an aggregate size of approximately 93,000 square meters. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

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

Overview

We are a leading, fast-growing multi-brand hotel group in China with international operations. Our hotels are operated under three different models: leased and owned, franchised, and franchised hotels that we operate under management contracts, which we refer to as “manachised.” We expanded our hotel network from 5,618 hotels as of December 31, 2019 to 7,830 hotels as of December 31, 2021, representing a CAGR of 18.1%. As of December 31, 2021, we had 7,830 hotels in operation, including 738 leased and owned hotels and 7,092 manachised and franchised hotels, with an aggregate of 753,216 hotel rooms. As of the same date, we were developing an additional 2,608 hotels, including 46 leased and owned hotels and 2,562 manachised and franchised hotels. On January 2, 2020, we completed the acquisition of Deutsche Hospitality and have consolidated its financial information since then. As a result, our financial information for the years ended December 31, 2020 and 2021, and any future years are not comparable with our financial information for the prior years.

Our total revenue was RMB11,212 million, RMB10,196 million and RMB12,785 million (US$2,006 million) in 2019, 2020 and 2021, respectively. We had net income attributable to Huazhu Group of RMB1,769 million and net loss attributable to Huazhu Group of RMB2,192million in 2019 and 2020, respectively. We recorded net loss attributed to Huazhu Group of RMB465 million (US$73 million) in 2021. Our adjusted EBITDA (non-GAAP) amounted to RMB3,349 million, negative RMB244 million and RMB1,571 million (US$247 million) in 2019, 2020 and 2021, respectively, and our net cash provided by operating activities amounted to RMB3,293 million, RMB609 million and RMB1,342 million (US$210 million) in these respective periods.

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

Non-financial Key Performance Indicators

Our non-financial key performance indicators consist of (i) change in the total number of hotels and hotel rooms in our hotel group, (ii) RevPAR, especially RevPAR achieved by our leased and owned hotels, and (iii) same-hotel RevPAR change.

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 5,618 as of December 31, 2019 to 7,830 as of December 31, 2021.

Our total number of hotel room-nights available for sale increased from 171.7 million as of December 31, 2019 to 243.0 million as of December 31, 2021. Due to the impact of COVID-19, we had a large number of hotels in China temporarily closed in the first quarter of 2020. During the first quarter of 2020, Chinese governmental authorities also requisitioned a total of 610 of our hotels (including approximately two million room-nights, approximately 12% of which were from our leased hotels) in various locations and during different periods for the accommodation of medical support workers and for quarantine purposes in relation to COVID-19. As of December 31, 2021, we had 147 hotels under governmental requisition in China. As a result, as of December 31, 2021, excluding hotels under governmental requisition or temporarily closed, the total room-nights available for sale was 234.8 million for legacy Huazhu.

As COVID-19 spread globally, the hotel operations of Deutsche Hospitality in Europe have also been adversely affected since early March 2020. Local governments in Europe imposed travel restrictions and lockdowns to contain the spread of COVID-19, and as a result, a number of our Deutsche Hospitality hotels were temporarily closed in 2020. As of December 31, 2021, all hotels of Deutsche Hospitality that were temporarily closed due to COVID-19 had resumed operation. As of December 31, 2021, excluding a small number of hotels which were temporarily closed for reasons unrelated to COVID-19, the total room-nights available for sale was 8 million for legacy DH.

The following table sets forth various measures of changes in the total number of hotels and hotel rooms (excluding room-nights of hotels under governmental requisition or temporarily closed) as of the dates indicated.

		As of December 31,
	2019	2020		2021
		Legacy Huazhu	Legacy DH	Legacy Huazhu	Legacy DH
Total hotels in operation	5,618	6,669	120	7,706	124
Leased and owned hotels	688	681	72	662	76
Manachised hotels	4,519	5,718	28	6,797	27
Franchised hotels	411	270	20	247	21
Total hotel rooms in operation	536,876	628,135	24,027	728,143	25,073
Leased and owned hotels	87,465	90,942	13,371	91,284	14,264
Manachised hotels	418,700	515,338	5,630	617,340	5,390
Franchised hotels	30,711	21,855	5,026	19,519	5,419
Total hotel room-nights available for sale	171,660,048	193,819,296	6,488,185	234,841,153	8,203,832
Leased and owned hotels	32,018,639	31,286,112	3,998,572	32,818,789	4,933,508
Manachised hotels	130,860,614	154,743,646	1,439,155	195,076,643	1,681,517
Franchised hotels	8,780,795	7,789,583	1,050,458	6,945,721	1,588,807

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

	Year Ended December 31,
	2019	2020	2021

		(Excluding hotels under requisition)

RevPAR (1) (in RMB)
Leased and owned hotels	240	166	202
Manachised hotels	189	147	168
Franchised hotels	174	129	155
Total hotels in operation	198	149	172
Average daily room rate (1) (in RMB)
Leased and owned hotels	276	241	286
Manachised hotels	223	204	231
Franchised hotels	240	208	238
Total hotels in operation	234	210	239
Occupancy rate (as a percentage)
Leased and owned hotels	87	69	71
Manachised hotels	85	72	73
Franchised hotels	73	62	65
Total hotels in operation	84	71	72
Weight of hotel room-nights available for sale contributed by leased and owned hotels less than 6 months (as a percentage)(2)	4	4	4
(1)	The RevPAR and average daily room rates disclosed in this annual report for legacy Huazhu are based on the tax-inclusive room rates.
(2)	Represents (i) the aggregate of monthly hotel room-nights available for sale in a given period of leased and owned hotels, which had been in operation for less than six months, divided by (ii) the aggregate of monthly total hotel room-nights available for sale in that given period.

RevPAR may change from period to period due to (i) the change in the mix of our leased and owned hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The RevPAR for all hotels in operation of legacy Huazhu (excluding hotels under governmental requisition) in 2021 was higher than the RevPAR for all of our hotels in operation of legacy Huazhu (excluding hotels under governmental requisition) in 2020 primarily due to relief of COVID-19 restriction measures and recovery from COVID-19. The RevPAR for all hotels in operation of legacy Huazhu (excluding hotels under governmental requisition) in 2020 was lower than the RevPAR for all of our hotels in operation in 2019, primarily due to the outbreak of COVID-19 and the Chinese government’s measures to contain its spread, which resulted in lower occupancy rates and average daily room rates of our hotels.

The following table sets forth the RevPAR, average daily room rate and occupancy rate for the leased hotels as well as manachised and franchised hotels of legacy DH for the periods indicated.

	Year Ended December 31,
	2020	2021
RevPAR(1) (in EUR)
Leased and owned hotels	30	29
Manachised hotels	29	31
Franchised hotels	34	41
All hotels in operation	31	32
Average daily room rate (in EUR)
Leased and owned hotels	89	91
Manachised hotels	89	85
Franchised hotels	82	93
All hotels in operation	88	90
Occupancy rate (as a percentage)
Leased and owned hotels	34	32
Manachised hotels	32	37
Franchised hotels	42	44
All hotels in operation	35	35
(1)	The RevPAR and average daily room rates for legacy DH are based on the tax-exclusive room rates.

The RevPAR for all hotels in operation of legacy DH in 2021 was higher than that of 2020, primarily due to relief of COVID-19 restriction measures and recovery from COVID-19. The RevPAR for all hotels in operation of legacy DH in 2020 was lower than 2019, primarily due to the outbreak of COVID-19 in Europe and the relevant governments’ measures to contain its spread.

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

The following table sets forth quarterly RevPAR of legacy Huazhu’s hotels for the periods indicated.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2020	2020	2020	2020	2021	2021	2021	2021

RevPAR (in RMB):
Leased and owned hotels	92	138	211	217	156	252	206	193
Manachised hotels	88	126	173	181	135	203	173	159
Franchised hotels	75	106	162	174	125	194	156	144
Total hotels in operation	88	127	179	186	138	210	177	163

The following table sets forth the quarterly RevPAR of the hotels operated by legacy DH for the periods indicated.

	For the Three Months Ended
	March	June	September	December	March	June	September	December
	31, 2020	30, 2020	30, 2020	31, 2020	31, 2021	30, 2021	30, 2021	31, 2021
RevPAR (in EUR):
Leased and owned hotels	51	15	34	16	12	17	45	41
Manachised hotels	37	18	35	16	12	19	51	37
Franchised hotels	44	16	41	22	20	29	52	57
Total hotels in operation	46	16	35	17	13	20	48	43

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

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2020	2020	2020	2020	2021	2021	2021	2021
Number of hotels in operation for at least 18 months	3,271	3,539	3,712	3,876	4,209	4,537	4,803	5,075
RevPAR (RMB)	87	125	178	186	138	210	176	162
Same-hotel RevPAR change (as a percentage)	(52.8)	(40.8)	(19.8)	(7.6)	50.2	58.1	(5.9)	(15.6)
(1)	In calculating the same-hotel RevPAR change (as a percentage) of our mature hotels in a specified period, which are hotels in operation for at least 18 months as at the beginning of one of the months within this period, the average RevPAR of these hotels in the months in which they are mature hotels within this period is compared with the average RevPAR of these same hotels in the corresponding months of the prior year.

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

	Year Ended December 31,
	2019		2020		2021
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Revenues:
Leased and owned hotels	7,718	68.8	6,908	67.8	8,118	1,274	63.5
Manachised and franchised hotels	3,342	29.8	3,136	30.8	4,404	691	34.4
Others	152	1.4	152	1.4	263	41	2.1
Total revenues	11,212	100.0	10,196	100.0	12,785	2,006	100.0

●	Leased and Owned Hotels. In 2019, we generated revenue of RMB7,718 million from our leased and owned hotels, which accounted for 68.8% of our total revenues for the year. In 2020, we generated revenues of RMB6,908 million from our leased and owned hotels, which accounted for 67.8% of our total revenues for the year. In 2021, we generated revenue of RMB8,118 million (US$1,274 million) from our leased and owned hotels, which accounted for 63.5% of our total revenues for the year. We expect that revenues from our leased and owned hotels will continue to constitute a majority of our total revenues in the foreseeable future. As of December 31, 2021, we had 46 leased and owned hotels under development.

For our leased hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for substantially all aspects of hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from ten to 30 years. For a substantial majority of our hotels, we typically enjoy an initial two- to eight-month rent-free period. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. We generally pay fixed rent on a monthly, quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 2% to 6% increase every three to five years or, for Deutsche Hospitality’s hotels, generally annual adjustments based on consumer price index levels.

Our owned hotels include the hotels we acquired as part of our strategic alliance with Accor in 2016. and the ones we acquired through acquisition of Blossom Hotel Management in 2018.

Our revenues generated from leased and owned hotels are significantly affected by the following two operating measures:

●	The total number of room nights available from the leased and owned hotels in our hotel group. The future growth of revenues generated from our leased and owned hotels will depend significantly upon our ability to expand our hotel group into new locations and maintain and further increase our RevPAR at existing hotels.
●	RevPAR achieved by our leased and owned hotels, which represents the product of average daily room rates and occupancy rates. To understand factors impacting our RevPAR, please see “– Non-financial Key Performance Indicators – RevPAR.”
●	Manachised and Franchised Hotels. In 2019, we generated revenues of RMB3,342 million from our manachised and franchised hotels, which accounted for 29.8% of our total revenues for the year. In 2020, we generated revenues of RMB3,136 million from our manachised and franchised hotels, which accounted for 30.8% of our total revenues for the year. In 2021, we generated revenues of RMB4,404 million (US$691 million) from our manachised and franchised hotels, which accounted for 34.4% of our total revenues for the year. We expect that revenues from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels in our hotel group. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2021, we had 2,562 manachised and franchised hotels under development.
●	Manachised Hotels. Our franchisees either lease or own their hotel properties and also invest in the renovation of their properties according to our product standards. Our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels according to our standards, and all of the operating expenses. We manage our manachised hotels and impose the same standards for all manachised hotels to ensure product quality and consistency across our hotel network. Management services we provide to our franchisees for our manachised hotels generally include hiring, appointing and training hotel managers, managing reservations, providing sales and marketing support, conducting quality inspections and providing other operational support and information. We believe that our manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

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

●	Franchised Hotels. Under our typical franchise agreements, we provide our franchisees with training, central reservation, sales and marketing support, technology support, quality assurance inspections and other operational support and information. We do not appoint hotel managers for our franchised hotels. We collect fees from the franchisees of our franchised hotels and do not bear any loss incurred or otherwise, share any profit realized by our franchisees. Our franchise agreements for our franchised hotels typically run for an initial term of eight to ten years, and for our hotels under Deutsche Hospitality, 10 to 15 years.

For our franchised hotels under legacy Huazhu, we charge our franchised hotels fees on generally the same terms as our manachised hotels, except that we do not appoint hotel managers to our franchised hotels and thus do not charge these hotels a monthly management service fee.

For our franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 4.0% of the hotel’s gross room revenue turnover. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR40,000 to EUR150,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee in older contracts) and a license fee. We are gradually adapting the terms of Deutsche Hospitality’s franchise agreements to be similar to those of our other franchised hotels.

●	Other Revenues. Other revenues of RMB152 million, RMB152 million and RMB263 million (US$41 million) in 2019, 2020 and 2021, respectively, represented revenues generated from services other than the operation of hotel businesses, which mainly included revenues from the provision of IT products and services to hotels and revenues from Hua Zhu mall and other revenues from legacy DH.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, other operating cost, selling and marketing expenses, general and administrative expenses and pre-opening expenses. To mitigate the impact of COVID-19, we have taken measures to improve our cost structure, including negotiating with landlords to reduce or delay rental payments, streamlining our hotel staff, work shift sharing, temporary furlough of staff, and reducing or eliminating discretionary spending and capital expenditures. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2019		2020		2021
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Total revenues	11,212	100.0	10,196	100.0	12,785	2,006	100.0
Operating costs and expenses
Hotel operating costs:
Rents	2,624	23.4	3,485	34.2	3,900	612	30.5
Utilities	404	3.6	478	4.7	507	80	4.0
Personnel costs	1,854	16.5	2,501	24.5	3,022	474	23.6
Depreciation and amortization	960	8.5	1,316	12.9	1,413	222	11.1
Consumables, food and beverage	793	7.1	885	8.7	969	152	7.6
Others	555	5.0	1,064	10.4	1,471	230	11.5
Total hotel operating costs	7,190	64.1	9,729	95.4	11,282	1,770	88.3
Other operating costs	57	0.5	52	0.5	58	9	0.4
Selling and marketing expenses	426	3.8	597	5.9	641	101	5.0
General and administrative expenses	1,061	9.5	1,259	12.3	1,545	242	12.1
Pre-opening expenses	502	4.5	288	2.8	81	13	0.6
Total operating costs and expenses	9,236	82.4	11,925	116.9	13,607	2,135	106.4

●	Hotel Operating Costs. Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and owned as well as manachised hotels. Leased and owned hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements, intangible assets and land use rights. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs in absolute amount will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our total revenue may change from period to period mainly driven by three factors: (i) the hotel operating costs as a percentage of revenues from our leased and owned hotels, (ii) the operating costs, mainly personnel costs, as a percentage of revenues from the manachised and franchised business and (iii) the weight of manachised and franchised hotels in our revenue mix.
●	Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, bank fees for processing bank card payments, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our selling and marketing expenses will increase as our sales increase and as we further expand into new geographic locations and promote our brands.
●	General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and benefits for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, travel and communication expenses of our general and administrative staff, costs of third-party professional services, and office expenses for corporate and regional offices. We expect that our general and administrative expenses will increase as we hire additional personnel and incur additional costs in connection with the expansion of our business.
●	Pre-opening Expenses. Our pre-opening expenses consist primarily of rents, personnel cost, and other miscellaneous expenses incurred prior to the opening of a new leased or owned hotel.

Our pre-opening expenses are largely determined by the number of pre-opening hotels in the pipeline and the rental fees incurred during the development stage. Landlords typically offer a two- to eight-month rent-free period at the beginning of the lease. Nevertheless, rental is booked during this period on a straight-line basis. Therefore, a portion of pre-opening expenses is non-cash rental expenses. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. The following table sets forth the components of our pre-opening expenses for the periods indicated.

	Year Ended December 31,
	2019	2020	2021
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Rents	460	251	68	11
Personnel cost	14	15	5	1
Others	28	22	8	1
Total pre-opening expenses	502	288	81	13

Our hotel operating costs, selling and marketing expenses and general and administrative expenses include share-based compensation expenses. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among the cost and expense items set forth below.

	Year Ended December 31,
	2019		2020		2021
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions except percentages)
Hotel operating costs	35	31.8	42	34.4	39	6	35.8
Selling and marketing expenses	3	2.7	4	3.3	4	1	3.7
General and administrative expenses	72	65.5	76	62.3	66	10	60.5
Total share-based compensation expenses	110	100.0	122	100.0	109	17	100.0

We adopted our 2007 Global Share Plan and 2008 Global Share Plan in February and June 2007, respectively, expanded the 2008 Global Share Plan in October 2008, adopted the 2009 Share Incentive Plan in September 2009, and expanded the 2009 Share Incentive Plan in October 2009, August 2010 and March 2015. We did not grant any options to purchase our ordinary shares in 2019, 2020 and 2021. We granted 6,780,430, 4,934,070 and 2,163,420 shares of restricted stock in 2019, 2020 and 2021, respectively. We recognized share-based compensation as compensation expenses in the statement of comprehensive income based on the fair value of equity awards on the date of the grant, with the compensation expenses recognized over the period in which the recipient is required to provide service to us in exchange for the equity award. Share-based compensation expenses have been categorized as hotel operating costs, general and administrative expenses, or selling and marketing expenses, depending on the job functions of the grantees.

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

The following tables present certain unaudited financial data and selected operating data for the periods indicated:

	Year Ended December 31,
	2019	2020	2021
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Non-GAAP Financial Data
EBITDA(1)	3,555	(631)	1,366	215
Adjusted EBITDA (1)	3,349	(244)	1,571	247
(1)	We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. Our calculation of EBITDA and Adjusted EBITDA does not deduct foreign exchange loss of RMB35 million and RMB317 million (US$50 million) in 2019 and 2021, respectively, and foreign exchange gain of RMB175 million in 2020. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

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

A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2019	2020	2021
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net income (loss) attributable to our company	1,769	(2,192)	(465)	(73)
Interest income	(160)	(119)	(89)	(14)
Interest expense	315	533	405	64
Income tax expense (benefit)	640	(215)	12	2
Depreciation and amortization	991	1,362	1,503	236
EBITDA (Non-GAAP)	3,555	(631)	1,366	215
Share-based compensation expenses	110	122	109	17
Unrealized (gains) losses from fair value changes of equity securities	(316)	265	96	15
Adjusted EBITDA (Non-GAAP)	3,349	(244)	1,571	247

Net Cash Provided by Operating Activities. Our net cash provided by operating activities is primarily attributable to our net income, add-backs from share-based compensation expenses, depreciation and amortization, impairment loss, noncash lease expense, investment loss (income) and changes in operating assets and liabilities. We use net cash provided by operating activities to assess the cash generation capability and return profile of our business. Compared with adjusted EBITDA, net cash provided by operating activities neutralizes the impact of straight-line based rental accounting and timing difference in certain areas of revenue recognition when assessing the return profile and profitability of our business. We had net cash provided by operating activities of RMB3,293 million and RMB609 million in 2019 and 2020, respectively. The year-over-year decrease from 2019 to 2020 was mainly due to the impact of COVID-19. Primarily due to the gradual recovery from COVID-19 in 2021, we had net cash provided by operating activities of RMB1,342 million (US$210 million) in 2021. We expect that our net cash provided by operating activities will increase as we further expand our hotel network after the negative impact of COVID-19 gradually diminishes.

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

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	(RMB)	(US$)%
	(In millions except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	7,718	68.8	6,908	67.8	8,118	1,274	63.5
Manachised and franchised hotels	3,342	29.8	3,136	30.8	4,404	691	34.4
Others	152	1.4	152	1.4	263	41	2.1
Total revenues	11,212	100.0	10,196	100.0	12,785	2,006	100.0
Operating costs and expenses(1):
Hotel operating costs	7,190	64.1	9,729	95.4	11,282	1,770	88.3
Other operating costs	57	0.5	52	0.5	58	9	0.4
Selling and marketing expenses	426	3.8	597	5.9	641	101	5.0
General and administrative expenses	1,061	9.5	1,259	12.3	1,545	242	12.1
Pre-opening expenses	502	4.5	288	2.8	81	13	0.6
Total operating costs and expenses	9,236	82.4	11,925	116.9	13,607	2,135	106.4
Goodwill impairment loss	—	—	437	4.3	—	—	—
Other operating income, net	132	1.2	480	4.7	986	155	7.7
Income (loss) from operations	2,108	18.8	(1,686)	(16.5)	164	26	1.3
Interest income	160	1.4	119	1.2	89	14	0.7
Interest expenses	315	2.8	533	5.2	405	64	3.2
Other income (expense), net	331	3.0	(89)	(0.9)	157	25	1.2
Unrealized gain (loss) from fair value changes of equity securities	316	2.8	(265)	(2.6)	(96)	(15)	(0.7)
Foreign exchange (loss) gain	(35)	(0.3)	175	1.7	(317)	(50)	(2.5)
Income (loss) before income taxes	2,565	22.9	(2,279)	(22.3)	(408)	(64)	(3.2)
Income tax expense (benefit)	640	5.7	(215)	2.1	12	2	0.1
Loss from equity method investments	(164)	(1.5)	(140)	(1.4)	(60)	(9)	(0.5)
Net income (loss)	1,761	15.7	(2,204)	(21.6)	(480)	(75)	(3.8)
Less: net loss attributable to noncontrolling interest	(8)	(0.1)	(12)	(0.1)	(15)	(2)	(0.1)
Net income (loss) attributable to Huazhu Group Limited	1,769	15.8	(2,192)	(21.5)	(465)	(73)	(3.7)

Note:

(1)	Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2019	2020	2021
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Share-based compensation expenses	110	122	109	17

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total Revenues. Our total revenues increased by 25.4% from RMB10,196 million in 2020 to RMB12,785 million (US$2,006 million) in 2021. This increase was primarily due to the gradual recovery from COVID-19 in China, which resulted in higher occupancy rates and RevPAR of our Legacy Huazhu hotels. Legacy Huazhu’s total revenues for 2021 were RMB11,247 million (US$1,765 million), representing a 29.8% increase compared to 2020.

●	Leased and Owned Hotels. Total revenues from our leased and owned hotels increased by 17.5% from RMB6,908 million in 2020 to RMB8,118 million (US$1,274 million) in 2021. This increase was primarily due to relief from the impact of COVID-19 in China, as a result of which the RevPAR for legacy Huazhu’s leased and owned hotels (excluding those under governmental requisition), was RMB202 in 2021, compared to RMB166 for all of our leased and owned hotels in 2020. Legacy Huazhu’s total revenues from leased and owned hotels in 2021 were RMB6,674 million (US$1,047 million), representing a 22.7% increase compared to 2020. This increase was partially offset by a decrease in revenue from the leased hotels of Deutsche Hospitality due to the depreciation in Euro, although the revenue from the leased hotels of Deutsche Hospitality in Euro increased slightly from 2020 to 2021.
●	Manachised and Franchised Hotels. Total revenues from our manachised and franchised hotels increased by 40.4% from RMB3,136 million in 2020 to RMB4,404 million (US$691 million) in 2021. This increase was primarily due to relief from the impact of COVID-19. Legacy Huazhu’s total revenues from manachised and franchised hotels in 2021 were RMB4,342 million (US$681 million), representing a 40.4% increase compared to 2020. Legacy-DH’s total revenues from manachised and franchised hotels in 2021 was RMB62 million, representing a 44.2% year-over-year increase due to the strong recovery of leisure travel, especially for Egypt.
●	Other Revenues. Other revenues increased by 73.0% from RMB152 million in 2020 to RMB263 million (US$41 million) in 2021.

Operating Costs and Expenses. Our total operating costs and expenses increased by 14.1% from RMB11,925 million in 2020 to RMB13,607 million (US$2,135 million) in 2021.

●	Hotel Operating Costs. Our hotel operating costs increased by 16.0% from RMB9,729 million in 2020 to RMB11,282 million (US$1,770 million) in 2021. This increase was primarily due to higher rental costs in relation to our leased upscale hotels and acquired CitiGO hotels, higher personnel costs in relation to continuous hotel network expansion, and intangible assets impairment loss mainly related to legacy DH. Our hotel operating costs as a percentage of total revenues decreased from 95.4% in 2020 to 88.3% in 2021. The year-over-year decrease in the percentage was mainly attributable to recovery in our revenue from the impact of COVID-19. Legacy Huazhu’s hotel operating costs in 2021 were RMB8.8 billion, representing 78.3% of legacy Huazhu’s total revenues.
●	Selling and Marketing Expenses. Our selling and marketing expenses increased by 7.4% from RMB597 million in 2020 to RMB641 million (US$101 million) in 2021. Our selling and marketing expenses as a percentage of total revenues decreased from 5.9% in 2020 to 5.0% in 2021, primarily attributable to recovery in our revenue from the impact of COVID-19. Legacy Huazhu’s selling and marketing expenses in 2021 were RMB460 million (US$72 million), representing 4.1% of legacy Huazhu’s total revenues.

●	General and Administrative Expenses. Our general and administrative expenses increased by 22.7% from RMB1,259 million in 2020 to RMB1,545 million (US$242 million) in 2021. Our general and administrative expenses as a percentage of total revenues remained relatively flat at 12.3% in 2020 and 12.1% in 2021. Legacy Huazhu’s general and administrative expenses in 2021 were RMB1,164 million (US$183 million), represented 10.3% of legacy Huazhu’s total revenues, compared to RMB893 million in 2020. The increase was mainly due to investments in our business development team, our information technology, and our upscale hotel division.
●	Pre-opening Expenses. Our pre-opening expenses decreased by 71.9% from RMB288 million in 2020 to RMB81 million (US$13 million) in 2021. Our pre-opening expenses as a percentage of total revenues decreased from 2.8% in 2020 to 0.6% in 2021. The decrease was mainly attributable to the opening of certain upscale hotels in 2020. Our pre-opening expenses in 2021 was primarily from legacy Huazhu.

Other Operating Income, Net. Our other operating income increased significantly from RMB480 million in 2020 to RMB986 million (US$155 million) in 2021, which was mainly attributable to COVID-19 related subsidy income for our legacy DH.

Income (Loss) from Operations. As a result of the foregoing, we had income from operations of RMB164 million (US$26 million) in 2021, compared to loss from operations of RMB1,686 million in 2020. Legacy Huazhu’s income from operations in 2021 was RMB891 million (US$140 million).

Interest Income (Expense), Net. Our net interest expense was RMB316 million (US$50 million) in 2021. Our interest income was RMB89 million (US$14 million), and our interest expense was RMB405 million (US$64 million) in 2021. Our net interest expense was RMB414 million in 2020. Our interest income was RMB119 million, and our interest expense was RMB533 million in 2020. The decrease in our net interest expense was primarily due to a decrease in bank borrowings in 2021.

Other Income (Expense), Net. We recorded other income, net of RMB157 million (US$25 million) in 2021, compared to other expense, net of RMB89 million in 2020. This change was primarily attributable to the realized gain from partial disposal of Accor’s shares in 2021.

Unrealized Gains (Losses) from Fair Value Changes of Equity Securities. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as Accor hotels. Our unrealized losses from fair value changes of equity securities were RMB96 million (US$15 million) in 2021, primarily due to decrease in the price of Accor’s shares we held. We had unrealized losses from fair value changes of equity securities of RMB265 million in 2020.

Foreign Exchange (Loss) Gain. Our foreign exchange losses was RMB317 million (US$50 million) in 2021, compared to our foreign exchange gain of RMB175 million in 2020. Our foreign exchange losses in 2021 was primarily attributable to the exchange loss related to our investment in Accor in Euro.

Income Tax (Expense) Benefit. Our income tax expense was RMB12 million (US$2 million) in 2021, compared to income tax benefit of RMB215 million in 2020. Our effective tax rate in 2021 was negative 2.9%, compared with 9.4% in 2020. The negative effective tax rate in 2021 primarily resulted from the valuation allowance provided for deferred tax assets.

Equity Method Investments. Our loss from equity method investments decreased from RMB140 million in 2020 to RMB60 million (US$9 million) in 2021, primarily due to the relief of losses incurred by certain of our investee companies from the impact of COVID-19.

Net Income (Loss) Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net loss attributable to noncontrolling interest was RMB15 million (US$2 million) in 2021, primarily due to losses from certain of our joint ventures. The net loss attributable to noncontrolling interest was RMB12 million in 2020.

Net Income (Loss) Attributable to Huazhu Group Limited. As a result of the foregoing, net loss attributable to Huazhu Group Limited decreased from RMB2,192 million in 2020 to RMB465 million (US$73 million) in 2021. In 2021, legacy Huazhu’s net income attributable to Huazhu Group Limited was RMB153 million (US$24 million).

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was RMB1,366 million (US$215 million) in 2021, compared with negative RMB631 million in 2020. Adjusted EBITDA (non-GAAP) was RMB1,571 million (US$247 million) in 2021, compared with negative RMB244 million in 2020. This change was primarily due to relief from the impact of COVID-19 in 2021. In 2021, legacy Huazhu’s EBITDA (non-GAAP) was RMB1,827 million (US$287 million) and adjusted EBITDA (non-GAAP) was RMB2,032 million (US$319 million).

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total Revenues. Our total revenues decreased by 9.1% from RMB11,212 million in 2019 to RMB10,196 million in 2020. This decrease was primarily due to the impact of COVID-19, which resulted in lower occupancy rates and RevPAR of our hotels and the temporary closure of a large number of our hotels in China. Legacy Huazhu’s total revenues for 2020 were RMB8.7 billion, representing a 22.7% decrease compared to 2019. The decrease in our revenue was offset in part by our consolidation of Deutsche Hospitality, which we acquired on January 2, 2020. However, due to the COVID-19 outbreak in Europe since March 2020, Deutsche Hospitality’s operation results were also adversely affected in 2020.

●	Leased and Owned Hotels. Total revenues from our leased and owned hotels decreased by 10.5% from RMB7,718 million in 2019 to RMB6,908 million in 2020. This decrease was primarily due to (i) the temporary closure of a number of our leased and owned hotels in China and (ii) the decreased RevPAR for legacy Huazhu’s leased and owned hotels (excluding those under governmental requisition), which was RMB166 in 2020, compared to RMB240 for all of our leased and owned hotels in 2019. Legacy Huazhu’s total revenues from leased and owned hotels in 2020 were RMB5.4 billion, representing a 29.5% decrease compared to 2019. This decrease was offset in part by our consolidation of the revenue from the leased hotels of Deutsche Hospitality.
●	Manachised and Franchised Hotels. Total revenues from our manachised and franchised hotels decreased by 6.2% from RMB3,342 million in 2019 to RMB3,136 million in 2020. This decrease was primarily due to (i) the temporary closure of a number of our manachised and franchised hotels; and (ii) the decreased RevPAR for legacy Huazhu’s manachised and franchised hotels (excluding those under governmental requisition), which was RMB146 in 2020, compared to RMB188 for all of our manachised and franchised hotels in 2019. Legacy Huazhu’s total revenues from manachised and franchised hotels in 2020 were RMB3.1 billion, representing a 7.5% decrease compared to 2019.
●	Other Revenues. Other revenues were RMB152 million in 2020, same as in 2019.

Operating Costs and Expenses. Our total operating costs and expenses increased by 29.1% from RMB9,236 million in 2019 to RMB11,925 million in 2020.

●	Hotel Operating Costs. Our hotel operating costs increased by 35.3% from RMB7,190 million in 2019 to RMB9,729 million in 2020. This increase was primarily due to our consolidation of Deutsche Hospitality. Our hotel operating costs as a percentage of total revenues increased from 64.1% in 2019 to 95.4% in 2020. The year-over-year increase in the percentage was mainly attributable to the decrease in our revenue. Legacy Huazhu’s hotel operating costs in 2020 were RMB7.4 billion, representing 85.1% of legacy Huazhu’s total revenues.
●	Selling and Marketing Expenses. Our selling and marketing expenses increased by 40.1% from RMB426 million in 2019 to RMB597 million in 2020. This increase was mainly due to our consolidation of Deutsche Hospitality. Our selling and marketing expenses as a percentage of total revenues increased from 3.8% in 2019 to 5.9% in 2020, primarily attributable to the decrease in our revenue. Legacy Huazhu’s selling and marketing expenses in 2020 were RMB388 million, representing 4.5% of legacy Huazhu’s total revenues.

●	General and Administrative Expenses. Our general and administrative expenses increased by 18.7% from RMB1,061 million in 2019 to RMB1,259 million in 2020. Our general and administrative expenses as a percentage of total revenues increased from 9.5% in 2019 to 12.3% in 2020. The increase was mainly attributable to the decrease in our total revenues. Legacy Huazhu’s general and administrative expenses in 2020 were RMB893 million, represented 10.3% of legacy Huazhu’s revenue. The decline in legacy Huazhu’s general and administrative expenses in 2020 was mainly due to our cost-cutting initiatives, such as streamlining of head office headcounts.
●	Pre-opening Expenses. Our pre-opening expenses decreased by 42.6% from RMB502 million in 2019 to RMB288 million in 2020. Our pre-opening expenses as a percentage of total revenues decreased from 4.5% in 2019 to 2.8% in 2020. The decrease was mainly attributable to the decrease in the hotels under development. Our pre-opening expenses in 2020 was primarily from legacy Huazhu.

Goodwill impairment loss. We incurred goodwill impairment loss of RMB437 million in 2020, which was related to goodwill acquired from the acquisition of Deutsche Hospitality.

Other Operating Income, Net. Our other operating income increased significantly from RMB132 million in 2019 to RMB480 million in 2020, which mainly attributable to subsidy income and insurance income from Deutsche Hospitality due to COVID-19.

Income (Loss) from Operations. As a result of the foregoing, we had loss from operations of RMB1,686 million in 2020, compared to income from operations of RMB2,108 million in 2019. Legacy Huazhu’s loss from operations in 2020 was RMB100 million.

Interest Income (Expense), Net. Our net interest expense was RMB414 million in 2020. Our interest income was RMB119 million, and our interest expense was RMB533 million in 2020. Our net interest expense was RMB155 million in 2019. Our interest income was RMB160 million, and our interest expense was RMB315 million in 2019. The increase in our net interest expense was primarily due to increased bank borrowings in 2020 compared to 2019 and issuance of the 2026 Notes.

Other Income (Expense), Net. We recorded other expense, net of RMB89 million in 2020, compared to other income, net of RMB331 million in 2019. Other expense, net in 2020 was primarily attributable to impairment loss on investments totaling RMB92 million.

Unrealized Gains (Losses) from Fair Value Changes of Equity Securities. Our unrealized losses from fair value changes of equity securities were RMB265 million in 2020, primarily due to decreases in the prices of Accor’s shares. We had unrealized gains from fair value changes of equity securities of RMB316 million in 2019. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as Accor hotels.

Foreign Exchange (Loss) Gain. Our foreign exchange gain was RMB175 million in 2020, compared to our foreign exchange loss of RMB35 million in 2019. Our foreign exchange gain in 2020 was primarily attributable to the exchange gain related to our investment in Accor in Euro.

Income Tax (Expense) Benefit. Our income tax benefit was RMB215 million in 2020, compared to income tax expense of RMB640 million in 2019. Our effective tax rate in 2020 was 9.4%, which decreased from 25.0% in 2019. The relative low effective tax rate in 2020 primarily resulted from certain non-taxable loss of the fair value changes in equity securities investments and the valuation allowance provided for deferred tax assets.

Equity Method Investments. Our loss from equity method investments decreased from RMB164 million in 2019 to RMB140 million in 2020, primarily due to loss incurred by certain of our investee companies.

Net Income (Loss) Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net loss attributable to noncontrolling interest was RMB12 million in 2020, primarily due to losses from certain of our joint ventures. The net loss attributable to noncontrolling interest was RMB8 million in 2019.

Net Income (Loss) Attributable to Huazhu Group Limited. As a result of the foregoing, net loss attributable to Huazhu Group Limited was RMB2,192 million in 2020, compared to net income attributable to Huazhu Group Limited of RMB1,769 million in 2019. Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the full year of 2020 was RMB1.8 billion. In 2020, legacy Huazhu’s net loss attributable to Huazhu Group Limited was RMB847 million and adjusted net loss attributable to Huazhu Group Limited (non-GAAP) was RMB459 million.

EBITDA and Adjusted EBITDA. EBITDA (non-GAAP) was negative RMB631 million in 2020, compared with RMB3,555 million in 2019. Adjusted EBITDA (non-GAAP) was negative RMB244 million in 2020, compared with RMB3,349 million in 2019. This change was primarily due to the impact of COVID-19. In 2020, legacy Huazhu’s EBITDA (non-GAAP) was RMB736 million and adjusted EBITDA (non-GAAP) was negative RMB1.1 billion.

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

In March 2019, we entered into a five-year RMB1.2 billion bank loan contract which will expire in March 2024. The interest rate resets every six months, and is based on the People’s Bank of China five-year benchmark interest rate on the relevant reset date. The loan contains certain financial covenants including an EBITDA to interest coverage ratio and net tangible assets. In 2020, we obtained an exemption approval for this credit facility waiving the EBITDA to interest coverage ratio covenant until the six-months period ending June 30, 2021, subject to the satisfaction of certain amended covenants. We repaid RMB179 million in 2020. As of December 31, 2021, we had repaid all the bank borrowings under this facility. The weighted average interest rate of borrowings drawn under this agreement was 4.75% for 2020 and 2021.

In December 2019, we entered into a EUR440 million term facility and US$500 million revolving credit facility agreement with several banks. The US$500 million revolving credit facility is available for 35 months from the date of this agreement. The interest rate for each interest period is the aggregate of (i) the applicable margin and (ii) LIBOR (or, in relation to any loan in Euro, EURIBOR). The margin for each loan depends on the applicable leverage range, generally 2.0% per annum. There are some financial covenants including an EBITDA to interest coverage ratio and total equity related to these facilities. On April 17, 2020, our syndication banks approved to release us from the original financial covenants until the six-month period ending June 30, 2021, subject to the satisfaction of certain amended covenants. On December 11, 2020, we obtained a supplemental exemption, which released certain additional covenants contained in the wavier we obtained in April 2020. We have pledged shares of certain of our subsidiaries to secure these facilities. Certain of our subsidiaries also provide subsidiary guarantee for these facilities. We drew down EUR440 million and US$500 million under the facility agreement in 2019 and repaid nil in 2019. We had drawn down of US$200 million as of December 31, 2020 under the facility agreement and repaid EUR1 million and US$700 million in 2020. The US$500 million revolving credit had been fully paid off as of December 31, 2020. We did not drawn down new revolving credit loans and this revolving credit facility was terminated in August 2021. Regarding the EUR440 million term facility, we repaid EUR101 million in 2021. As of December 31, 2021, the outstanding loan amount is EUR338 million. The weighted average interest rate of borrowings drawn under this agreement was 2.89% and 2.73% for 2020 and 2021, respectively.

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

In January 2021, we entered into a twelve-year RMB650 million syndicated loan contract, which will mature in December 2032. This special loan is used to finance the construction project of our headquarters. The interest rate resets every year, and is based on the People’s Bank of China five-year benchmark LPR minus 24 basis points on the pricing date. This special loan has financial covenants. As of December 31, 2021, we had RMB53 million outstanding under this facility. The weighted average interest rate of this loan was 4.41%, which was fully capitalized in 2021.

As of December 31, 2021, the unutilized credit facility available to us was RMB3.3 billion.

The temporary closure of our hotels and lower occupancy rate during the COVID-19 outbreak since January 2020 may trigger an event of default under our banking arrangements then. We have managed to obtain the required waiver since the outbreak of COVID-19 in 2020. We complied with the covenants under our existing facilities as of December 31, 2021.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, proceeds from our global offering on the Hong Kong Stock Exchange, borrowings from commercial banks and issuance of the 2026 Notes. As of December 31, 2020 and 2021, we had RMB7.0 billion and RMB5.1 billion (US$803 million), respectively, in cash and cash equivalents. Our cash and cash equivalents and restricted cash consist of cash on hand, liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use, deposits used as security against borrowings, and deposits restricted due to contract disputes or lawsuits or special purpose. Our cash and cash equivalents as of December 31, 2021 were primarily consisted of Renminbi and U.S. dollar.

Our businesses have been significantly impacted by the global outbreak of COVID-19 and experienced operating losses in the full year of 2020 and 2021. As of December 31, 2021, our current liabilities exceeded our current assets by RMB5,726 million (US$898.0 million), which was mainly attributed to the scheduled repayments of our 2022 Notes and the outstanding bank borrowing of EUR338 million in connection with our long-term facility of EUR440 million that will due in December 2022. These conditions and events may raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

We have implemented various hotel operation measures to improve hotel operations, negotiating with landlords for rental reduction, reducing and postponing discretional capital expenditures, to improve our operational performance and cash flow. Our management believes the relevant conditions and events that raise substantial doubt on our going concern are mitigated by the following plans and actions:

●We have the ability to sell our short-term investments that can be readily convertible into cash, the fair value of which was approximately RMB2,589 million as of December 31, 2021;
●As of March 31, 2022, we had unused facilities of approximately RMB2,994 million. Based on our historical experience, requests for drawdowns will be approved by banks provided that we submit the required supporting documentation and the amount is within the credit limit granted;

In addition, we are in the process to obtain long term credit facilities from commercial banks. While final approval has not been obtained, our management believes it is likely that such credit facilities can be obtained to replace our existing long-term bank credit facility of EUR 440 million (RMB3,177 million) due in December 2022. Based on the above factors, our management believes that adequate sources of liquidity exist to fund our working capital and capital expenditures requirements, and to meet our other liabilities and commitments as they become due for at least twelve months from the issuance of these consolidated financial statements.

As of December 31, 2021, we had 46 properties for our leased and owned hotels under development. As of December 31, 2021, we expected to incur approximately RMB1,251 million of capital expenditures in connection with certain recently completed leasehold improvements and the funding of the leasehold improvements of those 46 leased and owned hotels. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020	2021
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net cash provided by operating activities	3,293	609	1,342	210
Net cash used in investing activities	285	8,101	1,402	219
Net cash provided by (used in) financing activities	6,045	883	(1,801)	(283)
Effect of exchange rate changes on cash and cash equivalents	62	(300)	(88)	(14)
Net increase (decrease) in cash, cash equivalents and restricted cash	9,115	(6,909)	(1,949)	(306)
Cash, cash equivalents and restricted cash at the beginning of the year	4,884	13,999	7,090	1,113
Cash, cash equivalents and restricted cash at the end of the year	13,999	7,090	5,141	807

Operating Activities

In 2019, 2020 and 2021, we financed our operating activities primarily through cash generated from operations.

Net cash provided by operating activities amounted to RMB1,342 million (US$210 million) in 2021, primarily attributable to (i) an add-back of RMB1,503 million (US$236 million) in depreciation and amortization and (ii) an add-back of RMB2.3 billion (US$361 million) in noncash lease expense, partially offset by (i) deferred taxes of RMB543 million (US$85 million), (ii) our net loss of RMB480 million (US$75 million); (iii) decrease in operating lease liabilities of RMB2.1 billion (US$333 million); and (iv) decrease in accrued expenses and other current liabilities of RMB439 million (US$69 million).

Net cash provided by operating activities amounted to RMB609 million in 2020, primarily attributable to (i) an add-back of RMB2,063 million in noncash lease expense, (ii) an add-back of RMB1,362 million in depreciation and amortization, and (iii) an add-back of RMB709 million in impairment loss, partially offset by (i) our net loss of RMB2,204 million, (ii) a decrease of RMB1,640 million in operating lease liability, and (iii) a deduction of RMB553 million in deferred taxes.

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

Net cash provided by operating activities increased from RMB609 million in 2020 to RMB1,342 million (US$210 million) in 2021, primarily due to recovery from COVID-19 which resulted in a change from net loss of RMB2,204 million in 2020 to net loss of RMB480 million (US$75 million) in 2021, partially offset by (i) a decrease in impairment loss from RMB709 million in 2020 to RMB380 million (US$60 million) in 2021 and (ii) an increase in changes of operating lease liabilities from RMB1,640 million in 2020 to RMB2,123 million (US$333 million) in 2021.

Net cash provided by operating activities decreased from RMB3,293 million in 2019 to RMB609 million in 2020, primarily due to the impact of COVID-19, a change from net income of RMB1,761 million in 2019 to net loss of RMB2,204 million in 2020 and an increase in deferred taxes from RMB38 million in 2019 to RMB553 million in 2020, partially offset by (i) an increase in impairment loss from RMB13 million in 2019 to RMB709 million in 2020, (ii) a change from investment income of RMB477 million in 2019 to investment loss of RMB108 million in 2020, (iii) an increase in depreciation and amortization from RMB991 million in 2019 to RMB1,362 million in 2020.

Investing Activities

Our cash used in investing activities in 2021 is primarily related to purchases of property and equipment of RMB1,658 million (US$260 million), proceeds from maturity/sale of investments of RMB1,494 million (US$235 million), acquisitions, net of cash received of RMB742 million (US$ 116 million), and purchase of investments of RMB521 million (US$82 million).

Net cash used in investing activities decreased from RMB8,101 million in 2020 to RMB1,402 million (US$219 million) in 2021, primarily due to (i) an decrease in acquisitions, net of cash received from RMB5,060 million in 2020 to RMB742 million (US$116 million) in 2021, and (ii) purchase of investments decreased from RMB1,702 million in 2020 to RMB521 million (US$82 million) in 2021, and (iii) an increase in proceeds from maturity/sale of investments from RMB396 million in 2020 to RMB1,494 million (US$235 million) in 2021.

Net cash used in investing activities increased from RMB285 million in 2019 to RMB8,101 million in 2020, primarily due to (i) an increase in acquisitions, net of cash received from RMB244 million in 2019 to RMB5,060 million in 2020, which was primarily in connection with the acquisition of Deutsche Hospitality, and (ii) purchase of short term and long term investments increased from RMB328 million to RMB1,702 million, which were primarily related to purchase of Accor’s shares, and (iii) a decrease in proceeds from maturity/sale and return of investments from RMB2,002 million in 2019 to RMB396 million in 2020.

Financing Activities

Our major financing activities since 2019 consist of loans with commercial banks, proceeds from global offering on the Hong Kong Stock Exchange, issuance of the 2026 Notes and payment of dividends.

We had net cash provided by financing activities of RMB883 million in 2020, compared with net cash used in financing activities of RMB1,801 million (US$283 million) in 2021. Net cash used in financing activities in 2021 primarily consisted of proceeds from short-term bank borrowing of RMB2,288 million (US$359 million), offset of (i) repayment of short-term bank borrowings of RMB2,474 million (US$389 million); and (ii) repayment of long-term bank borrowings of RMB1,650 million (US$259 million).

Net cash provided by financing activities decreased from RMB6,045 million in 2019 to RMB883 million in 2020. Net cash provided by financing activities in 2020 primarily consisted of (i) net proceeds of RMB6,018 million from our global offering on the Hong Kong Stock Exchange, (ii) proceeds from issuance of convertible senior notes, net of issuance cost of RMB3,499 million, (iii) proceeds from short-term bank borrowings of RMB1,658 million, and (iv) proceeds from long-term bank borrowings of RMB1,652 million, partially offset of (i) repayment of long-term bank borrowings of RMB9,163 million; and (ii) repayment of short-term bank borrowings of RMB1,993 million.

Net cash provided by financing activities in 2019 primarily consisted of (i) proceeds of RMB13,176 million from long-term bank borrowings and (ii) proceeds of RMB2,214 million from short-term bank borrowings, partially offset by (i) repayment of long-term bank borrowings of RMB6,760 million and (ii) repayment of short-term bank borrowings of RMB1,902 million.

Restrictions on Cash Transfers to Us

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries, is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2021, approximately RMB3,678 million (US$577 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

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

The EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding tax rate. A holding company which is a tax resident in Hong Kong, for example, would be subject to a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends and holds more than 25% of the PRC company. In 2018, we revised our dividend policy that we may make a moderate dividend distribution every year with the range of 0.5% to 2.0% of its market capitalization from current year net income starting from 2018. Our board of directors has complete discretion in deciding whether to distribute dividends and the dividend amounts within the approved range. We are restricted from distributing cash dividends until June 30, 2021 pursuant to the waiver from certain financial covenants that we obtained on April 17, 2020 for the syndicated bank loans.

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

Our German subsidiaries are permitted to pay dividends from their distributable profit as long as there are no agreements, such as debt covenants, that restrict such payments, in which regulations applying to stock corporations (Aktiengesellschaft) have to be taken into account. Pursuant to the Companies Act 1967 of Singapore, dividends are only payable out of profits. Typically, the directors will recommend a particular rate of dividend and the company will, in general meetings, declare the dividend subject to the maximum recommended by the directors.

We do not expect any of such restrictions or taxes to have a material impact on our ability to meet our cash obligations.

Capital Expenditure

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our capital expenditures totaled RMB1,881 million, RMB1,533 million and RMB1,498 million (US$235 million) in 2019, 2020 and 2021, respectively. Our capital expenditures in 2021 consisted of RMB1,479 million (US$232 million) in property and equipment and RMB19 million (US$3 million) in software and license. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Technology Infrastructure and Digitalization” and “— Intellectual Property”.

5.D. Trend Information

Jizhu Information and Technology (Shanghai) Co., Ltd. (“Jizhu Shanghai”), which was previously named as Mengguang Information and Technology (Shanghai) Co., Ltd, is a recognized software development entity located in Shanghai of PRC. In November 2018, Jizhu Shanghai was qualified as high and new tech enterprise, resulting in it being subject to a reduced tax rate of 15% in 2018, 2019 and 2020. In December 2021, Jizhu Shanghai was qualified as high and new tech enterprise, resulting Jizhu Shanghai subject to a reduced tax rate of 15% in 2021,2022 and 2023. H-World Information and Technology Co., Ltd. is qualified as high and new tech enterprise, resulting in H-World Information and Technology Co., Ltd. being subject to a reduced tax rate of 15% in 2019, 2020 and 2021. Pursuant to the relevant regulations applicable to small and micro businesses, from January 1, 2019 to December 31, 2021, several PRC subsidiaries enjoy a preferential tax rate of 20% with a discount to taxable income. For entities with taxable income of less than RMB1 million, 75% of their taxable income would be exempted in tax computation, and for entities with taxable income over RMB1 million but less than RMB3 million, the discount would be 50%. Entities qualified as small and micro businesses should engage in industries which are not restricted or prohibited by the state and should simultaneously meet the following three conditions: annual taxable income does not exceed RMB3 million, the number of employees does not exceed 300, and the total assets does not exceed RMB50 million. The aggregate amount and per share effect of tax holidays were as follows:

	Year Ended December 31,
	2019	2020	2021
	(RMB)	(RMB)	(RMB)
	(In millions, except per share data)
Aggregate amount	45	31	37
Per share effect—basic	0.02	0.01	0.01
Per share effect—diluted	0.01	0.01	0.01

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies”.

Impairment of Goodwill and Brand Names Arising from the Acquisition of Deutsche Hospitality

Brand names are generally considered to have indefinite useful lives which are obtained through business acquisitions and originally recorded at their estimated fair values at the date of acquisition.

Determining whether impairment indicators exist and estimating the fair value of our goodwill reporting units and intangible assets for impairment testing require significant judgment. Brand names are evaluated for impairment using an income approach utilizing the relief from royalty method. The determination of the fair value using the discount cash flow model requires our management to make significant estimates and assumptions related to projected hotels’ revenues, growth rates, projected operating cost, royalty saving rates and discount rates.

The assumptions used to assess impairment consider historical trends, macroeconomic conditions, and projections are consistent with our operating strategy, which involves uncertainty due to the impact of COVID-19. Changes in these estimates can have a significant impact on the assessment of fair value which could result in material impairment losses.

For the year ended December 31, 2021, we performed a quantitative assessment of goodwill for legacy DH. No goodwill impairment charges were recorded as a result of the testing. The estimated fair value of goodwill for legacy DH exceeded the calculated carrying value by more than 10%. A 5% decline in projected cash flows or increase in the discount rate would not result in an impairment.

We also performed quantitative impairment testing for brand names for legacy DH. As of December 31, 2021, the estimated fair value of one brand name acquired in DH acquisition was lower than its carrying value by approximately RMB160 million and impairment of RMB160 million was recognized. A 5% increase in the discount rate or decrease in royalty saving rate could reduce the fair value by RMB160 million and RMB120 million. In addition, the estimated fair value of both the other two brand names acquired in DH acquisition exceeded their carrying value by more than 10% and no impairment was recognized. A 5% increase in the discount rate or decrease in royalty saving rate would not result in an impairment.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is No. 699 Wuzhong Road, Minhang District Shanghai 201103, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title
Qi Ji	55	Founder and Executive Chairman of the Board of Directors
John Jiong Wu	54	Co-founder, Independent Director
Tong Tong Zhao	55	Co-founder, Independent Director
Shangzhi Zhang	68	Director
Jian Shang	54	Independent Director
Theng Fong Hee	67	Independent Director
Lei Cao	47	Independent Director
Hui Jin	44	Chief Executive Officer
Xinxin Liu	44	President
Hui Chen	55	Chief Financial Officer

Qi Ji is our founder, and was appointed as a director on February 2007. Mr. Ji has also served as the executive chairman of our board since August 2009. Prior to his current role, he also served as our chief executive officer from January 2012 to May 2015, from 2007 to August 2009, and from November 2019 to September 2021. He co-founded Home Inns & Hotels Management Inc. and served as its chief executive officer from 2002 to January 2005. He also co-founded Trip.com (a company listed on the NASDAQ, ticker symbol: TCOM), one of the largest online travel services providers in China, in 1999, acted as its chief executive officer and president until 2001, and currently serves on Trip.com’s board as an independent director. Mr. Ji received his bachelor degree in engineering mechanics and master degree in mechanical engineering from Shanghai Jiao Tong University in the PRC in 1989 and February 1992, respectively.

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

Tong Tong Zhao, a co-founder of our company, has served as our director since February 2007. Ms. Zhao has served in several companies, including the supervisor of Shanghai Asia-Tang Health Technology Development Co., Ltd., the executive director of Shanghai Hong Ying Hi-Tech Co., Ltd., and the executive director of Shanghai Xie Cheng Science and Technology Co., Ltd.. Ms. Zhao received her Master of Engineering degree from Shanghai Jiao Tong University in the PRC in March 1992 and her Master of Business Administration degree from McGill University in Canada in June 2003. She also obtained her bachelor’s degree with a major in biomedical engineering from Southeast University in the PRC in July 1989.

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

Theng Fong Hee has served as our independent director of the Company since July 2020. Mr. Hee is a qualified advocate and solicitor in Singapore with over 30 years of experience. He has been a consultant of Harry Elias Partnership LLP since January 2014. Mr. Hee is a fellow of Singapore Institute of Arbitrators and Chartered Institute of Arbitrators (UK). He is also on the panel of arbitrators in various arbitration institutions including Singapore International Arbitration Centre (SIAC), China International Economic and Trade Arbitration Commission (CIETAC), Beijing Arbitration Commission (BAC), Shanghai International Economic and Trade Arbitration Commission (SHIAC), Hong Kong International Arbitration Centre (HKIAC), Hainan International Arbitration Court (HIAC), Chongqing Arbitration Commission (CQAC), Shanghai Arbitration Commission (SHAC), Wuhan Arbitration Commission (WHAC) and Asian International Arbitration Centre (AIAC). Mr. Hee is also an ambassador of Singapore International Mediation Centre (SIMC) and has been an accredited mediator of Singapore Mediation Centre (SMC) since March 2017. He serves as an independent director of several listed companies, including Zheneng Jinjiang Environment Holding Company Limited (a company listed on the Singapore Exchange, stock code: BWM) since June 2016, Straco Corporation Limited (a company listed on the Singapore Exchange, stock code: S85) since April 2016, Yanlord Land Group Limited (a company listed on the Singapore Exchange, stock code: Z25) since October 2017, China Aviation Oil (Singapore) Corporation Ltd (a company listed on the Singapore Exchange, stock code: G92) since April 2019, Haidilao International Holding Ltd. (a company listed on the Hong Kong Stock Exchange, stock code:6862) since September 2018, Tye Soon Limited (a company listed on the Singapore Exchange, stock code: BFU) from May 1997 to June 2020, APAC Realty Limited (a company listed on the Singapore Exchange, stock code: CLN) from September 2017 to June 2020, First Resources Limited (a company listed on the Singapore Exchange, stock code: EB5) from October 2007 to May 2018, YHI International Limited (a company listed on the Singapore Exchange, stock code: BPF) from May 2003 to April 2018, and Datapulse Technology Limited (a company listed on the Singapore Exchange, stock code: BKW) from January 1994 to December 2017. Mr. Hee currently serves as a Deputy Chairman of Singapore Medishield Life Council and an Advisory Committee Member of the Singapore Ministry of Law China Ready Programme for Singapore’s legal industry.. He has been a director of F&H Singhome Fund II Ltd. since April 2012, F&H Singhome Fund III Ltd. since August 2015 and non-executive independent director of Green Link Digital Bank Pte. Ltd. since December 2021. Mr. Hee was awarded the Public Service Medal and Public Service Star awards respectively in 2008 and 2015. He was also appointed as a Justice of the Peace in April 2018. Mr. Hee obtained his bachelor’s degree in law from National University of Singapore (formerly known as the University of Singapore) with honors in Singapore in May 1979 and also received a diploma in Chinese law from Soochow University in the PRC in October 2004. He has been admitted as an advocate and solicitor by the Supreme Court of Singapore since October 1981.

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

Hui Jin joined us in 2005 and has served as our chief executive officer since September 2021. He has successively served as the director of our Development Department, our vice president, executive vice president, and president, respectively. Mr. Jin worked with Shanghai Home Inns Hotels Management Limited as regional development manager during the period from March 2004 to December 2004. Mr. Jin received his executive master’s degree from China Europe International Business School in the PRC in August 2014, and a Bachelor of Science degree in Psychology from the East China Normal University in the PRC in July 2000.

Xinxin Liu joined us in 2012 and has served as our president since September 2021. She has successively served as our chief information officer, chief digital officer and co-president. She was the founder and CEO of H-World Information and Technology Co., Ltd. (盟广信息技术有限公司), which is an IT company incubated by our Group in November 2013. Prior to joining us, Ms. Liu worked in Alcatel-Lucent Shanghai Bell from July 1999 to September 2012, and was the IT head before she left. Ms. Liu received her master’s degree in master of business administration from Fudan University in the PRC in January 2008, and her bachelor’s degree in economic information management from Beijing Technology and Business University (formerly known as Beijing Business Academy) in the PRC in June 1999.

Hui Chen has served as our chief financial officer since May 2021. Ms. Chen served as of chief compliance officer since February 2020. Ms. Chen has deep financial management expertise in the travel and hotel industries in China. She was the chief financial officer of Cjia Group Limited, a Huazhu affiliate company providing apartment services, from March 2018 to February 2020. From 2014 to early 2016, Ms. Chen served as our executive vice president of finance responsible for internal financial management and chief financial officer. Her previous work experiences also include chief financial officer of Home Inns Group and finance director of Trip.com. Ms. Chen received her master’s degree in management from Shanghai Jiaotong University.

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

6.B. Compensation

For the fiscal year ended December 31, 2021, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB14 million (US$2 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plans

In February 2007, our board of directors and our shareholders adopted our 2007 Global Share Plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business. Our 2007 Global Share Plan was subsequently amended in December 2007. A hundred million ordinary shares may be issued under our amended and restated 2007 Global Share Plan, or the Amended and Restated 2007 Plan.

In June 2007, our board of directors and our shareholders adopted our 2008 Global Share Plan with the same purpose as our 2007 Global Share Plan. Our 2008 Global Share Plan was subsequently amended in October 2008. Seventy million ordinary shares may be issued under our amended and restated 2008 Global Share Plan, or the Amended and Restated 2008 Plan.

In September 2009, our board of directors and our shareholders adopted our 2009 Share Incentive Plan with purposes similar to our 2007 Global Share Plan and 2008 Global Share Plan. Our 2009 Share Incentive Plan was subsequently amended in October 2009, August 2010, March 2015 and May 2018. 430 million ordinary shares may be issued under our amended 2009 Share Incentive Plan, or the Amended 2009 Plan.

Plan Administration. The compensation committee administers our Amended and Restated 2007, 2008 and 2009 Plans. Our ESOP administration committee, currently comprised solely of Mr. Qi Ji, has been delegated certain authorities, among others, to grant, in its sole discretion, options, restricted stocks and restricted share units to be issued under the respective share incentive plans to any of our employees and consultants except for our directors and executive officers, and the aggregate number of shares covered by any single grant it makes shall not exceed 5,000,000 ordinary shares.

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

The following tables summarize options and restricted stocks that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of December 31, 2021.

	Ordinary Shares
	Underlying Options	Exercise Price
Name	Awarded	(US$/Share)	Date of Grant	Date of Expiration
Qi Ji	4,000,000	0.153	October 1, 2009	October 1, 2019
	4,363,480	0.27525	July 17, 2012	July 17, 2018
Tong Tong Zhao	1,000,000	0.153	October 1, 2009	October 1, 2019
John Jiong Wu	1,000,000	0.153	October 1, 2009	October 1, 2019
Hui Jin	*	0.05	February 4, 2007	February 4, 2017
	*	0.4265	March 31, 2011	March 31, 2017
	*	0.5415	May 13, 2014	May 13, 2020
	*	0.4925	March 31, 2015	March 31, 2021
Xinxin Liu	*	0.5415	May 13, 2014	May 13, 2020
Other individuals as a group	169,165,700	0.050-0.5415	February 4, 2007 – April 1, 2015	February 4, 2017 – April 1, 2021

Ordinary Shares
Underlying Restricted
Name	Stocks Awarded	Date of Grant
Qi Ji	2,000,000	August 6, 2011
	8,978,800	July 17, 2012
	16,971,870	March 17, 2015
	10,982,240	March 26, 2015
Shangzhi Zhang	*	January 18, 2012
	*	January 10, 2013
	*	December 10, 2014
	*	March 13, 2017
Hui Jin	*	March 31, 2011
	*	July 2, 2012
	*	July 1,2013
	*	July 17, 2014
	*	March 26, 2015
Jian Shang	*	May 5, 2014
	*	July 23, 2020
Xinxin Liu	*	January 10, 2013
	*	July 1, 2013
	*	July 17, 2014
	*	March 26, 2015
	*	March 17, 2017
	*	March 27, 2018
	*	March 7, 2019
	*	March 18, 2020
	*	February 1, 2021
Lei Cao	*	July 23, 2020
Hui Chen	*	November 3, 2020
Other individuals as a group	109,301,190	February 7, 2011 – December 16, 2021
*	Upon exercise of all options granted and vesting restricted stock granted, would beneficially own less than 1% of our outstanding ordinary shares.

6.C. Board Practices

General

Our board of directors currently consists of seven directors. Under our amended and restated memorandum and articles of association, which came into effect upon our initial public offering, our board of directors shall consist of at least two directors. Pursuant to our amended and restated articles of association, our directors may be elected by our shareholders. If our board appoints any person as a director to fill a casual vacancy or as an addition to our existing board, such director shall be subject to re-election at our first subsequent general meeting or annual general meeting, respectively. There is no shareholding requirement for qualification to serve as a member of our board of directors.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated articles of association. All of our executive officers are appointed by and serve at the discretion of our board of directors.

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

Compensation Committee

Our compensation committee consists of Mr. John Jiong Wu and Mr. Jian Shang. Both directors satisfy the “independence” requirements of NASDAQ Marketplace Rules and the SEC regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

●	reviewing and approving the compensation for our directors and senior executives;
●	reviewing and evaluating our director and executive compensation and benefits policies generally;
●	reporting to our board of directors periodically;
●	evaluating its own performance and reporting to our board of directors on such evaluation;
●	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

6.D. Employees

We had 18,352, 23,028 and 24,384 employees as of December 31, 2019, 2020 and 2021, respectively. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Some of our employees are represented by unions, with a variety of collective bargaining agreements in place. Generally, we consider the relationships between us and the unions that represent our employees to be respectful.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2022 by:

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	981,862,630	(2)	30.5%
John Jiong Wu	76,393,880	(4)	2.4%
Tong Tong Zhao	263,246,520	(3)	8.2%
Shangzhi Zhang	*		*
Jian Shang	*		*
Theng Fong Hee	—		—
Lei Cao	—		—
Hui Jin	*		*
Xinxin Liu	*		*
Hui Chen	*		*
All Directors and Executive Officers as a Group	1,063,619,650	(5)	33.1%
Principal Shareholders:
Winner Crown Holdings Limited	708,653,690	(6)	22.0%
East Leader International Limited	262,246,520	(7)	8.1%
Invesco Ltd.	315,743,750	(8)	9.8%
Trip.com Group Limited	220,494,460	(9)	6.9%
T. ROWE PRICE ASSOCIATES, INC.	190,450,221	(10)	6.0%
*	Less than 1%.
(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days after March 31, 2022. Percentage of beneficial ownership of each listed person or group is based on (i) 3,218,188,130 ordinary shares outstanding as of March 31, 2022, and (ii) the ordinary shares underlying share options exercisable by such person within 60 days after March 31, 2022.

(2)	Includes (i) 693,653,690 ordinary shares, and 1,500,000 ADSs representing 15,000,000 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by Credit Suisse Trust Limited, or CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 3,497,670 ordinary shares and 746,475 ADSs representing 7,464,750 ordinary shares held by Mr. Qi Ji, and (iii) 262,246,520 ordinary shares held by East Leader International Limited, or East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated November 27, 2014. East Leader is wholly owned by Perfect Will Holdings Limited, or Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Trident Trust Company (Singapore) Pte. Limited, or Trident Trust. Trident Trust acts as trustee of the Tanya Trust with effect from 4th August 2021, of which Ms. Tong Tong Zhao and her family members are the beneficiaries.
(3)	Includes (i) 1,000,000 ordinary shares, and (ii) 262,246,520 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Trident Trust. Trident Trust acts as trustee of the Tanya Trust with effect from 4th August 2021, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.
(4)	Includes 76,393,880 ordinary shares held by Mr. John Jiong Wu.
(5)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days after March 31, 2021 held by all of our directors and executive officers as a group.
(6)	Winner Crown is a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company, which is in turn wholly owned by CS Trustee. CS Trustee acts as trustee of the Ji Family Trust, of which Mr. Qi Ji, our founder and executive chairman, and his family members, are the beneficiaries. Mr. Ji is the sole director of Winner Crown. The address of Winner Crown is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	East Leader is a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Trident Trust. Trident Trust acts as trustee of the Tanya Trust with effect from 4th August 2021, of which Ms. Tong Tong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader. The address of East Leader is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(8)	Based on Amendment No. 3 to Schedule 13G filed with the SEC on February 11, 2022 by Invesco Ltd.
(9)	Includes (i) 72,024,820 ordinary shares that Trip.com purchased from us, (ii) an aggregate of 116,469,640 of our ordinary shares that Trip.com purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 3,200,000 ADSs representing 32,000,000 ordinary shares that Trip.com subscribed in our initial public offering. Trip.com is a Cayman Islands company and its address is 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China.
(10)	Based on Schedule 13G filed with the SEC on February 14, 2022 by T. ROWE PRICE ASSOCIATES, INC.

As of March 31, 2022, we had 3,218,188,130 ordinary shares issued and outstanding. To our knowledge, we had two record shareholders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Trip.com

We conduct transactions in the ordinary course of our business with Trip.com, an entity in which Mr. Qi Ji, our founder, is a co-founder and independent director. Trip.com rendered reservation services to us to facilitate our customers in making reservations at our hotels from Trip.com’s hotel booking system. In 2021, the aggregate commission fees of our leased and owned hotels paid to Trip.com for its reservation services amounted to RMB99 million (US$16 million). In 2021, the lease expenses of our leased and owned hotel paid to Trip.com amounted to RMB19 million (US$3 million).

In 2021, we provided technical and marketing services to Trip.com and recorded service fees amounted to RMB62 million (US$10 million).

Transaction with Sheen Star

In April 2014, we set up Sheen Star Group Limited, or Sheen Star, together with Mr. Qi Ji and an independent third party. We own 19.99% of the equity interest in Sheen Star and Mr. Qi Ji owns 50.01%. We recognized service fees from Sheen Star in the amount of RMB5 million (US$1 million) in 2021.

Transaction with Accor

In January 2016, we completed strategic alliance transactions with Accor to join forces in the Pan-China region to develop Accor brands and to form an extensive and long-term alliance with Accor. After the transaction, Accor became one of our principal shareholders and was granted a right to nominate one director to our board of directors. We recorded brand use fee, reservation and other related service fee to Accor of RMB22 million(US$3 million) in 2021. We also recognized service fee from Accor of RMB3 million (US$0.5 million) in 2021. Mr. Sébastien Bazin resigned as our director in December 2021, since then, Accor no longer has any board representation on our board of directors. Accor is no longer our related party as of the date of this annual report.

Transaction with Cjia Group

China Cjia Group Limited (the “Cjia Group”) is one of our equity investees. We sold goods and provided IT and other services to Cjia Group amounted to RMB11 million (US$2 million) in 2021.

In 2021, the lease expenses our lease hotels recognized to Cjia Group amounted to RMB12 million (US$2 million).In 2021, we recognized sublease income from Cjia Group amounted to RMB6 million (US$1 million).

In 2021, we acquired business from Cjia Group with consideration of RMB834 million (US$131 million), primarily in relation to the business acquisition of CitiGo.

Transaction with China Hospitality JV

In 2018, we, together with TPG, formed China Hospitality JV, Ltd. (“China Hospitality JV”), in which we own 20% equity interest. We recognized service fee amounted to RMB2 million (US$0.3 million) from China Hospitality JV in 2021.

Transaction with Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)

Lianquan is one of our equity investees. In 2021, the sublease income we recognized from Lianquan amounted to RMB10 million (US$2 million).

Transaction with Suzhou Huali Jinshi Construction Decoration Co., Ttd (“Huali Jinshi”)

Huali Jinshi is one of our equity investees. In 2021, we incurred construction service fee of RMB42 million (US$7 million) to Huali Jinshi.

Transaction with Shenzhen Hitone Investment Fund Partnership (LLP) ( “Hitone”)

Hitone is one of our equity investees. In 2021, we made loan payment to Hitone of RMB5 million (US$1 million) to Hitone.

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

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. Not applicable.

8.A.7. See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

8.A.8. Dividend Policy

On January 3, 2020, we declared a cash dividend of US$0.34 per ordinary share, or US$0.34 per ADS. Cash dividends are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$100 million, which was paid in full by February 5, 2020. The cash dividend per ordinary share presented in this paragraph did not retroactively reflect the Share Subdivision.

On March 3, 2022, we declared a cash dividend of US$0.021 per ordinary share, or US$0.21 per ADS. Cash dividends are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$68 million, which was paid in full in April 2022.

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China, as well as our subsidiaries in Europe and other jurisdictions. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. We may make a moderate dividend distribution every year with the range of 0.5% to 2.0% of our market capitalization from current year net income. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. We are restricted from distributing cash dividends until June 30, 2021 pursuant to the waiver from certain financial covenants that we obtained on April 17, 2020 for our syndicated bank loans. In March 2022, we announced that our board of directors declared a cash dividend of approximately US$68millon. To facilitate this dividend distribution and meet the oversea treasury demand, certain amount of dividends from our PRC subsidiaries to our oversea subsidiaries was planned. Other than these dividends distributions, we intend to indefinitely reinvest the remaining undistributed earnings of our PRC subsidiaries.

Our German subsidiaries are permitted to pay dividends from their distributable profit as long as there are no agreements, such as debt covenants, that restrict such payments, in which regulations applying to stock corporations (Aktiengesellschaft) have to be taken into account. See “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Outstanding Indebtedness” for more information. The distributable profit is calculated based on the respective subsidiary’s annual unconsolidated financial statements prepared in accordance with the German accounting principles, namely, the general accounting principles stated in the German Commercial Code (Handelsgesetzbuch). Distributions of dividends on shares of stock corporations (Aktiengesellschaften) for a given financial year are generally determined by a process in which the management board (Vorstand) and supervisory board (Aufsichtsrat) submit a proposal to the annual general shareholders’ meeting (Hauptversammlung) held in the subsequent financial year and such annual general shareholders’ meeting (Hauptversammlung) adopts a resolution. German law provides that a resolution concerning dividends and distribution thereof may be adopted only on the basis of a balance sheet profit (Bilanzgewinn) shown in the company’s adopted annual single entity financial statements (festgestellter Jahresabschluss). If the management board and supervisory board adopt the financial statements, they can (but are not obliged to) allocate an amount of up to half of the company’s net income for the year to other surplus reserves. Additions to the legal reserves and loss carryforwards must be deducted in advance when calculating the amount of net income for the year to be allocated to other surplus reserves. Dividends on shares resolved by the general shareholders’ meeting (Hauptversammlung) are paid annually, generally shortly after the annual shareholders’ meeting (Hauptversammlung), in compliance with the rules of the respective clearing system. Dividend payment claims by shareholders are subject to a three-year statute of limitations. Details concerning any dividends resolved by the annual shareholders’ meeting (Hauptversammlung) and the respective paying agents specified by the company will be published in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger). The German subsidiaries are mainly integrated into Steigenberger Hotels AG through control and profit and loss transfer agreements (Beherrschungs- und Gewinnabführungsverträge) in such a way that its annual profits or losses are automatically transferred to Steigenberger Hotels AG. Steigenberger Hotels AG is prohibited from conducting dividend distribution during the 60-month term of a facility it obtained in July 2020.

Pursuant to the Companies Act 1967 of Singapore, dividends are only payable out of profits. Typically, the directors will recommend a particular rate of dividend and the company in general meeting will declare the dividend subject to the maximum recommended by the directors.

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

ITEM 9.THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs have been listed on the NASDAQ Global Select Market under the symbol “HTHT” since March 26, 2010. In 2019, 2020 and 2021, no significant trading suspensions occurred.

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

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law, which was amended in December 2018, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, which was amended in April 2019, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to PRC resident enterprises, including both foreign-invested enterprises and domestic enterprises. The EIT Law restructures China’s tax preference policy under the general principle that industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. For example, enterprises classified as “high and new technology enterprises strongly supported by the State” are entitled to a 15% enterprise income tax rate. Enterprises classified as “small and micro businesses” enjoy a preferential tax rate of 20% with a discount to taxable income.

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

On March 20, 2019, the MOF, the STA and the General Administration of Customs of China jointly issued the Public Announcement on Strengthening the VAT Reform Policies, or Public Announcement [2019] No. 39, pursuant to which, during the period from April 1, 2019 to December 31, 2021, a general VAT taxpayer engaging in the provision of living services, postal service, telecommunications service or modern services with sales revenue from the provision of such services accounting for more than 50% of its total sales revenue is allowed to deduct extra 10% of the deductible input VAT for the current period from the VAT payable. Such rate of extra deduction of input VAT was increased to 15% during the period from October 1, 2019 to December 31, 2021 for general VAT taxpayers engaging in provision of living services with sales revenue from the provision of living services accounting for more than 50% of its total sales revenue pursuant to the Public Announcement on Clarifying the VAT Super Deduction Policy for the Living Service Sector, or Public Announcement [2019] No. 87, jointly issued by the MOF and the STA on September 30, 2019. Our PRC subsidiaries that provide living services and meet the required criteria stipulated in Public Announcement [2019] No. 39 and Public Announcement [2019] No. 87 would be permitted to enjoy such extra deduction of input VAT at a rate of 10% during period from April 1, 2019 to September 30, 2019, and at a rate of 15% during period from October 1, 2019 to December 31, 2021, and PRC subsidiaries that provide non-living services but meet the required criteria stipulated in Public Announcement [2019] No. 39 would be permitted to enjoy such extra deduction of input VAT at a rate of 10% during period from April 1, 2019 to December 31, 2021. The above-mentioned super VAT deduction policy was extended to December 31, 2022 pursuant to Public Announcement [2022] No. 11 jointly issued by the MOF and the STA on March 3, 2022. It is uncertain whether such preferential policy will continue to be applicable upon expiry.

On February 6, 2020, the MOF and the STA jointly issued the Public Announcement on Tax Policies to Support Prevention and Control of Pneumonia Caused by COVID-19, or Public Announcement [2020] No.8, which retroactively came into force on January 1, 2020, providing that revenue derived by VAT taxpayers from provision of living services shall be temporarily exempted from VAT from January 1, 2020. VAT taxpayers that elect to enjoy such temporary VAT exemption would not be permitted to issue VAT general invoices to customers. Such temporary VAT exemption policy was extended to March 31, 2021 pursuant to Public Announcement [2021] No. 7 jointly issued by the MOF and the STA on March 17, 2021, and was no longer applicable upon expiry.

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

A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock or that are readily tradable on an established securities market in the United States, provided, in both cases, that the corporation is not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Our ADSs are listed on the NASDAQ Global Select Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed below in “Passive Foreign Investment Company Rules”, based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and 2021 taxable years. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2022 taxable year. Since our ordinary shares are not themselves listed on an established securities market in the United States, dividends that we pay on our ordinary shares that are not backed by ADSs may not be eligible for the reduced tax rate. If, however, we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Dividends we pay may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of any dividend will include amounts withheld in respect of such PRC withholding tax. See “Item. 10. Additional Information—E. Taxation—PRC Taxation.” As a result of recent changes to the foreign tax credit rules, for taxable years beginning after December 28, 2021, any PRC income tax withheld from dividends on our ordinary shares or ADSs is unlikely to be treated as creditable unless the U.S. Holder is eligible for and elects benefits under the Treaty. For years beginning on or before December 28, 2021, subject to applicable limitations, some of which may vary depending upon a U.S. Holder’s circumstances, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate applicable under the Treaty may be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty generally will not be eligible for credit against a U.S. Holder’s federal income tax liability. A U.S. Holder who does not claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such taxes, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

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

As described in “— PRC Taxation — PRC taxation on us,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our ordinary shares or ADSs may be subject to PRC withholding tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the Treaty may be entitled to elect to treat the gain as foreign-source income for foreign tax credit purposes. As a result of recent changes to the foreign tax credit rules, for taxable years beginning after December 28, 2021, any PRC tax imposed on the sale or other disposition of our ordinary shares or ADSs by a U.S. Holder is unlikely to be treated as creditable unless the U.S. Holder is eligible for and elects benefits under the Treaty. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on dispositions with respect to their particular circumstances.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

We do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2021 taxable year. However, because PFIC status depends on the composition of our income and assets and the market value of our assets from time to time, as well as our market capitalization at the close of each quarter, there can be no assurance that we will not be a PFIC for any taxable year. While we do not believe we will be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other intangible assets (which will depend upon the market price of our ADSs from time to time, which may be volatile). Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other intangible assets, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

German Taxation

Income Taxation

German-based corporations (AG and GmbH) are subject to corporate income tax (CIT) and in general also to trade tax, which is a profit tax levied by the municipalities (TT). CIT is charged at a rate of 15% on the taxable income. A 5.5% solidarity surcharge is charged on the CIT, resulting in an effective tax rate of 15.825%. Trade tax is also charged on the taxable income by the local municipalities whereas the tax rates depends on the local multiplier of each municipality. Thus, TT rates vary from town to town. Typically, TT is levied at an effective rate of 7% – 17.5%. For Frankfurt, the TT rate amounts to 16.1% and for Munich to 17.15%. Partnerships themselves (GmbH & Co. KG) that qualifies as so-called entrepreneurial partnerships for tax purposes (Mitunternehmerschaften) are subject to TT but not subject to CIT. For CIT purposes, a partnership is tax transparent; i.e., the taxable income of a partnership is determined at the level of the partnership itself and then allocated to the partners in proportion to their interest in the partnership, irrespective of an actual distribution. In case a partner of a partnership is a corporation, the income is subject to CIT at the level of the partners. If the conditions are fulfilled, expenses of the partner that arise in connection with its partnership participation are tax deductible from the taxable income of the partnership as so-called special purpose expenses (Sonderbetriebsausgaben), subject to general rules that may be applicable in relation to deduction of expenses and further provided that the expenses are included in the tax-filing at the level of the partnership.

German branches/permanent establishments of foreign corporations are subject to CIT and TT. In case of permanent establishments, the German double tax treaties generally assign the taxation right to the state in which the permanent establishment is located. The participation of a foreign corporation (China Lodging Holdings Singapore Pte. Ltd.) in a German partnership (DH Group GmbH & Co. KG) as limited partner can create a permanent establishment of the foreign corporation in Germany for CIT and TT purposes.

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

The 95% exemption applies to TT under additional requirements. For dividends from German corporations the minimum shareholding at the beginning of the year must be at least 15% instead of 10%; Otherwise, the dividends are fully taxable for TT purposes. The same hold principally true with regard to the TT-treatment of dividends from foreign corporations.

The 95% participation exemption also applies to capital gains from the disposal of shares in corporations. Exceptions only apply in case of certain tax neutral restructurings made in the past and in case of past tax-effective write-downs. The 95% participation exemption for capital gains applies to both CIT and TT. Again, the participation exemption for capital gains inter alia does not apply if the shares are held as a trading stock of banks and financial institutions or as an investment of a life or health insurance company.

Tax group for CIT and TT purposes

A tax group in Germany allows a set-off of taxable income (positive and negative) for CIT and TT purposes at the level of the entity heading the tax group (parent company). Such tax group requires in particular the holding of the majority in voting rights (financial integration) from the beginning of the fiscal year of the parent subsidiary company as well as the implementation and proper execution of a profit and loss transfer agreement for a fixed minimum period of at least five calendar years. Accordingly, all profits made as well as all losses suffered at the level of the subsidiary/ies in a tax group as determined pursuant to German accounting rules (HGB) have to be transferred to or need to be compensated by the head of the tax group. One advantage of the tax group is that the profit transfer is not subject to dividend taxation (i.e. no CIT/TT on the 5% non-deductible expenses). Only corporations subject to unlimited corporate income tax with its place of registered office and management in Germany and seat in a EU or EEA country can be subsidiaries in a tax group.

Withholding Taxes

Dividends paid by German corporations are subject to withholding tax (Kapitalertragsteuer) at a rate of 25% plus 5.5% solidarity surcharge thereupon. A German resident shareholder in the form of a corporation may offset the paid withholding tax against its tax burden or if higher than its tax burden get a refund in the course of the tax assessment. For shareholders which are non-resident in Germany, the withholding tax may generally become a final tax cost unless exemptions apply.

In this regard, for example, a 40% (resp. two fifths) refund on the withholding tax is granted upon application at the Federal Central Tax Office (Bundeszentralamt für Steuern), if the dividend recipient is domiciled abroad and there is no double taxation treaty with Germany. Therefore, an effective withholding tax rate of 15.825% on dividends for German non-resident shareholders applies. However, this refund is subject to enhanced substance requirements.

According to the EU Parent-Subsidiary Directive as implemented into German domestic law, the withholding tax can be reduced to zero (upon prior application and issuance of a respective tax exemption certificate), if the dividends are paid by a German subsidiary to its EU shareholder corporation that has held a 10% minimum participation in the German subsidiary for at least 12 months and respective substance requirements pursuant to German anti-treaty shopping provisions are met.

Furthermore, based on double tax treaties between Germany and the shareholder’s country of residence, the withholding tax may be (upon application) reduced to 5% to 15%. Also in these cases, the WHT reduction has to be applied for and substance requirements have to be met.

By contrast, profit distributions paid by a partnership (for example, GmbH &Co. KG) are not subject to withholding tax because they are qualified as “withdrawals” rather than dividends from a German income tax perspective.

If a partnership receives dividends from its corporate subsidiaries and if these corporate subsidiaries are to be actually attributable to the permanent establishment of the German partnership, the dividend withholding tax cannot be reclaimed at the level of a partnership but only at the level of its partners. This also applies to foreign partners of the German partnership which creates a permanent establishment due to the participation in a partnership in Germany and are therefore subject to limited CIT and thus, have to file a CIT return in Germany.

However, reclaiming of the dividend withholding tax in such German CIT return of the foreign partner can only be made in case the corporate subsidiaries of the partnership are actually attributable to the permanent establishment of the German partnership. As a German partnership is a semi-transparent entity, the corporate subsidiaries must be in a functional relationship with the partnership in order to be attributed to the German permanent establishment of the partnership. If the corporate subsidiaries are not attributable to the permanent establishment of the German partnership, they would be directly attributed to the foreign partner of the partnership. In this case, the dividends from such corporations would be seen as directly received by the foreign partner and not by the German partnership, leading to the application of the general refund procedure explained above (including the prove of substance).

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

By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1 million as of December 31, 2021 into Renminbi at the exchange rate of US$1.00 for RMB6.3726, such cash balance would have been approximately RMB6.37 million (US$1.0 million). Assuming a 1.0% depreciation of the RMB against the U.S. dollar, such cash balance would have increased to RMB6.44 million (US$1.0 million) as of December 31, 2021.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary, Citibank, N.A.:

Service	Fees
● Issuance of ADSs	Up to U.S. 5¢ per ADS issued
● Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
● Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
● Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
● Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary (U.S. 2¢ per ADS for the year of 2021)

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2021, we have received a total of RMB29 million (US$5 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

Dealing and Settlement of Ordinary Shares in Hong Kong

Our ordinary shares trade on the Hong Kong Stock Exchange in board lots of 100 ordinary shares. Dealings in our ordinary shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	Financial Reporting Council (FRC) transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

Conversion between ADSs and ordinary shares

Our branch register of members in Hong Kong, or the Hong Kong share register, is maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, is maintained by our principal share registrar, Conyers Trust Company (Cayman) Limited.

All ordinary shares offered in the Hong Kong public offering have been registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of ordinary shares registered on the Hong Kong share register will be able to convert these shares into ADSs, and vice versa.

In connection with the Hong Kong public offering, and to facilitate fungibility and conversion between ADSs and ordinary shares and trading between NASDAQ and the Hong Kong Stock Exchange, we moved a portion of our issued ordinary shares from our principal register of members maintained in the Cayman Islands to our Hong Kong share register.

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

An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will cancel the ADSs and instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register ordinary shares in their own names with the Hong Kong share registrar.

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

None of these events occurred in any of the years ended December 31, 2019, 2020 and 2021.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In June 2021, we effected a share subdivision to sub-divide each ordinary share with a par value of US$0.0001 each into ten ordinary shares with a par value of US$0.00001 each. Concurrent with the share subdivision, the ratio of ADS to ordinary share was adjusted from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares after share subdivision.

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File Number 333-221129), together with the prospectus supplement to register additional securities that became effective on September 17, 2020, for our public offering of 20,422,150 ordinary shares and the underwriters’ full exercise of their over-allotment option to purchase an additional 3,063,300 ordinary shares, or the Hong Kong Public Offering. The net proceeds we received from the Hong Kong Public Offering totaled approximately HKD6,887 million (US$889 million), after deducting underwriting commissions and fees and offering expenses. Goldman Sachs (Asia) L.L.C. and CMB International Capital Limited were the representatives of the underwriters for our Hong Kong Public Offering.

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

For the period from September 22, 2020 to December 31, 2021, we used net proceeds from our Hong Kong Public Offering as following (i) US$360 million to fund the capital expenditures and expenses to strengthen our hotel network, including opening of new hotels and the upgrade and on-going maintenance of existing hotels, (ii) US$300 million to repay part of our US$500 million revolving credit facility that we drew down in December 2019; (iii) US$130 million to enhance our technology platform, including our H Rewards loyalty program; and (iv) US$99 million for general corporate purposes.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

In the course of auditing our internal control over financial reporting as of December 31, 2021, we and our independent registered public accounting firm identified no material weakness but certain significant control deficiencies at our legacy DH acquired in January 2020, which related to i) insufficient evidence to indicate the control owner performed the controls steps effectively for certain controls; ii) insufficient evidence to indicate the controls owner verified the completeness and accuracy of certain information used to perform certain controls; and iii) inappropriate access security management together with password settings of the S+S financial system. We are in the process of implementing remediation measures to remediate the identified significant deficiencies.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-3 of this annual report on Form 20-F.

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

We paid the following fees for professional services to Deloitte for the years ended December 31, 2020 and 2021.

	Year Ended December 31,
	2020	2021
	US$	US$
	(In millions)
Audit Fees(1)	3.3	2.9
Audit-Related Fees(2)	0.6	—
Tax Fees(3)	—	0.5
Total	3.9	3.4

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced a share repurchase program approved by our board of directors on August 21, 2019. Under the terms of the approved program, we may repurchase up to $750 million worth of our issued and outstanding ADSs in open market at prevailing market prices or privately negotiated transaction, depending on market conditions and other factors, as well as in accordance with restrictions relating to volume, price and timing. This share repurchase plan will be effective for five years. Our board of directors review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The share repurchase program may be suspended or discontinued at any time. We did not repurchase any ADSs under this program in 2019. and 2020. We repurchased 640 ADSs in 2021. The following table sets forth information about our purchases of outstanding ADSs in 2021.

			(c) Total Number	(d) Approximately
			of ADSs	Dollar Value of ADSs that May
			Purchased as Part	Yet be Purchased
	(a) Total Number	(b) Average Price	of Publicly	Under the Plans
	of ADSs	Paid per ADSs	Announced Plans	or Programs (in
Period	Purchased	(US$)	or Programs	US$million)
January 2021	—	—	—	750
February 2021	—	—	—	750
March 2021	—	—	—	750
April 2021	—	—	—	750
May 2021	—	—	—	750
June 2021	—	—	—	750
July 2021	—	—	—	750
August 2021	—	—	—	750
September 2021	—	—	—	750
October 2021	—	—	—	750
November 2021	—	—	—	750
December 2021	640	33.15	640	750

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

The Amended and Restated Articles of Association of the Registrant currently in effect, adopted by way of a special resolution passed on December 23, 2020 (incorporated by reference to Exhibit 3.1 from our report on Form 6-K filed with the Securities and Exchange Commission on June 29, 2021)

2.1	Registrant’s Specimen American Depositary Receipt (Incorporated by reference to Form424b3 (file no. 333-225171) filed with the Securities and Exchange Commission on June 29, 2021.).
2.2

Registrant’s Specimen Certificate for Ordinary Shares (Incorporated by reference to Exhibit 4.1 from our Form F-3 (file no. 333-25801) filed with the Securities and Exchange Commission on July 19, 2021.)

2.3

Form of Amendment No. 1 to Deposit Agreement among the Registrant, the Depositary and all Holders and Beneficial Owners of the American Depositary Shares issued thereunder. (Incorporated by reference to Exhibits (a)(i) from the post-effective amendment No. 1 to Form F-6 (file no. 333-225171) filed with the Securities and Exchange Commission on May 7, 2021.)

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

4.7	Supplemental Registration Rights Agreement between the registrant and Trip.com dated August 3, 2020
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

4.17	Indenture between the Registrant and Wilmington Trust, National Association dated May 12, 2020
8.1*	Subsidiaries of the Registrant.
11.1

Code of Business Conduct and Ethics of the Registrant (Incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

12.1*	Certification of Hui Jin, Chief Executive Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Hui Chen, Chief Financial Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUAZHU GROUP LIMITED

	By:	/s/ Hui Jin
		Name:	Hui Jin
		Title:	Chief Executive Officer

Date: April 27, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2019, 2020 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HUAZHU GROUP LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huazhu Group Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes and the financial statement schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

Impairment Assessment of Goodwill and Brand Names Arising from the Acquisition of Deutsche Hospitality -Refer to Notes 2, 3, 6 and 8 to the financial statements

Critical Audit Matter Description

The Company has goodwill and brand names with indefinite lives arising from the acquisition of Deutsche Hospitality (“legacy DH”) in 2020. As of December 31, 2021, the carrying values of the goodwill and brand names assigned to the legacy DH reporting unit were RMB2,076 million and RMB3,419 million, respectively. The Company determines whether the carrying values of such goodwill and brand names are impaired on an annual basis and more frequently when indicators of potential impairment exist. The impairment evaluation involves the comparison of the fair value of the legacy DH reporting unit and each brand names to their respective carrying value.

The Company determines the estimated fair value of the legacy DH reporting unit and each brand name assigned to the legacy DH reporting unit using the discounted cash flow methodology under income approach. The determination of the fair value using the discount cash flow model requires management to make significant estimates and assumptions related to projected hotels’ revenues, growth rates, projected operating cost, royalty saving rates and discount rates (collectively the “significant assumptions”). These significant assumptions used to calculate the fair value of the reporting unit and brand names change from year to year based on forecasted operating results and are sensitive to change market conditions and consumer demands.

As a result of significant negative impacts on hotel demands due to travel restrictions resulted from the outbreak COVID-19 pandemic, the Company performed impairment analyses on the goodwill and brand names of the legacy DH reporting unit when indicators of potential impairment existed as well as on November 30, 2021 for annual assessment. The Company concluded through such analyses no impairment on goodwill and RMB160 million of impairment on brand names of DH reporting unit for the year ended December 31, 2021.

We identified discounted cash flows used in the impairment assessment of goodwill and brand names of legacy DH as a critical audit matter because of the significant estimates and assumptions management makes in the discounted cash flows used to estimate the fair value of the reporting unit and the high sensitivity of legacy DH’s operations to changes in consumer demands. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our internal fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the cash flow forecasts and selection of the discount rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the discounted cash flow model used in the Company’s impairment assessment of goodwill and brand name included the following, among others:

●	We tested the effectiveness of internal controls which address risks of material misstatements with respect to management’s impairment assessment of Group’s goodwill and brand names including internal controls related to significant assumption used in the discounted cash flow model.
●	We tested management’s calculations of discounted cash flows used in the impairment analysis by：
●	Evaluating whether the key assumptions used in the cash flow projections such as projected hotels’ revenues, growth rates, projected operating cost, royalty saving rates are reasonable and supportable by comparing management’s forecasts with the Company’s historical revenue and operating results, Company’s strategic and operational plans, and forecasts provided by industry reports and reports of the selected companies in its peer group.
●	With the assistance of internal fair value specialists, evaluating the reasonableness of the discount rates by developing a range of independent estimates and comparing those to the related rates selected by management.
●	Evaluating the reasonableness of management’s sensitivity analyses of the significant assumptions used in the discounted cash flow model by obtaining an understanding of how management analyzed the sensitivity of its significant assumptions to change and assessing the overall impact on the estimate of fair value compared to the carrying value due to the changes in these significant assumptions.
●	Testing the mathematical accuracy of the calculations within the discounted cash flow model.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 27, 2022

We have served as the Company’s auditor since 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF HUAZHU GROUP LIMITED

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Huazhu Group Limited and its subsidiaries (the “Company”) as of December 31, 2021 based on criteria established in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the financial statements as of and for the year ended December 31, 2021 of the Company and our report dated April 27, 2022 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 27, 2022

HUAZHU GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of December 31,
	2020	2021	2021
			US$’million
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	7,026	5,116	803
Restricted cash	64	25	4
Short-term investments measured at fair value	3,903	2,589	406
Accounts receivable, net of allowance of RMB41 and RMB50 as of December 31, 2020 and 2021, respectively	404	521	82
Loan receivables - current, net	304	218	34
Amounts due from related parties, net	178	149	23
Inventories	89	88	14
Other current assets, net	914	847	133
Total current assets	12,882	9,553	1,499
Property and equipment, net	6,682	7,056	1,107
Intangible assets, net	5,945	5,385	845
Operating lease right-of-use assets	28,980	29,942	4,698
Finance lease right-of-use assets	2,041	2,235	351
Land use rights, net	213	206	32
Long-term investments	1,923	1,965	308
Goodwill	4,988	5,132	805
Amounts due from a related party	—	1	0
Loan receivables, net	135	98	15
Other assets, net	743	834	131
Deferred tax assets	623	862	136
Total assets	65,155	63,269	9,927

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,142	6,232	978
Accounts payable	1,241	968	152
Amounts due to related parties	132	197	31
Salary and welfare payables	526	591	93
Deferred revenue	1,272	1,366	214
Operating lease liabilities, current	3,406	3,628	569
Finance lease liabilities, current	31	41	6
Accrued expenses and other current liabilities	2,440	1,838	288
Income tax payable	339	418	66
Total current liabilities	10,529	15,279	2,397

Long-term debt	10,856	3,565	559
Operating lease liabilities, non-current	27,048	28,012	4,396
Finance lease liabilities, non-current	2,497	2,684	421
Deferred revenue	662	785	123
Other long-term liabilities	771	903	142
Retirement benefit obligations	179	144	23
Deferred tax liabilities	1,181	853	134
Total liabilities	53,723	52,225	8,195
Commitments and contingencies (Note 21)
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,243,644,440 and 3,255,971,250 shares issued as of December 31, 2020 and 2021, and 3,108,425,680 and 3,120,746,090 shares outstanding as of December 31, 2020 and 2021, respectively) [1]	0	0	0
Treasury shares (30,967,640 and 30,974,040 shares as of December 31, 2020 and 2021, respectively)	(107)	(107)	(17)
Additional paid-in capital	9,808	9,964	1,563
Retained earnings	1,502	1,037	163
Accumulated other comprehensive income	127	41	6
Total Huazhu Group Limited shareholders’ equity	11,330	10,935	1,715
Noncontrolling interest	102	109	17
Total equity	11,432	11,044	1,732
Total liabilities and equity	65,155	63,269	9,927

The accompanying notes are an integral part of these consolidated financial statements.

1In June 2021, the Company effected a share split that each issued and unissued ordinary share of the Company with a par value of US$0.0001 was sub-divided into 10 ordinary shares with a par value of US$0.00001 each. The ratio of ADS to ordinary share was adjusted from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Except otherwise stated, the share split has been retrospectively applied for all periods presented.

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, except share and per share data, unless otherwise stated)

	Years Ended December 31,
	2019	2020	2021	2021
				US$’million
				(Note 2)
Revenues:
Leased and owned hotels	7,718	6,908	8,118	1,274
Manachised and franchised hotels	3,342	3,136	4,404	691
Others	152	152	263	41
Total revenues	11,212	10,196	12,785	2,006
Operating costs and expenses:
Hotel operating costs	7,190	9,729	11,282	1,770
Other operating costs	57	52	58	9
Selling and marketing expenses	426	597	641	101
General and administrative expenses	1,061	1,259	1,545	242
Pre-opening expenses	502	288	81	13
Total operating costs and expenses	9,236	11,925	13,607	2,135
Goodwill impairment loss	—	437	—	—
Other operating income, net	132	480	986	155
Income (loss) from operations	2,108	(1,686)	164	26
Interest income	160	119	89	14
Interest expense	315	533	405	64
Other income (expense), net	331	(89)	157	25
Unrealized gains (losses) from fair value changes of equity securities	316	(265)	(96)	(15)
Foreign exchange (loss) gain	(35)	175	(317)	(50)
Income (loss) before income taxes	2,565	(2,279)	(408)	(64)
Income tax expense (benefit)	640	(215)	12	2
Loss from equity method investments	(164)	(140)	(60)	(9)
Net income (loss)	1,761	(2,204)	(480)	(75)
Less: net loss attributable to noncontrolling interest	(8)	(12)	(15)	(2)
Net income (loss) attributable to Huazhu Group Limited	1,769	(2,192)	(465)	(73)

Other comprehensive income (loss)
Gain (loss) arising from defined benefit plan, net of tax of nil, RMB13, and RMB4 for the year ended 2019, 2020 and 2021, respectively	—	(27)	13	2
Foreign currency translation adjustments, net of tax of nil for the year ended 2019, 2020 and 2021, respectively	(7)	203	(99)	(16)
Comprehensive income (loss)	1,754	(2,028)	(566)	(89)
Less: comprehensive loss attributable to the noncontrolling interest	(8)	(12)	(15)	(2)
Comprehensive income (loss) attributable to Huazhu Group Limited	1,762	(2,016)	(551)	(87)

Earnings (losses) per share:
Basic	0.62	(0.75)	(0.15)	(0.02)
Diluted	0.59	(0.75)	(0.15)	(0.02)
Weighted average number of shares used in computation:
Basic	2,843,051,378	2,927,398,409	3,114,124,244	3,114,124,244
Diluted	3,043,098,899	2,927,398,409	3,114,124,244	3,114,124,244

The accompanying notes are an integral part of these consolidated financial statements.

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in millions, except share data, unless otherwise stated)

								Accumulated Other
	Ordinary Shares			Treasury Shares		Additional Paid-in		Comprehensive (Loss)	Noncontrolling
	Issued shares	Outstanding shares	Amount	Shares	Amount	Capital	Retained Earnings	Income	Interest	Total Equity
Balance at January 1, 2019	2,965,978,880	2,830,760,120	0	30,967,640	(107)	3,713	2,610	(42)	145	6,319
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	28,265,970	28,265,970	0	—	—	14	—	—	—	14
Share-based compensation	—	—	—	—	—	110	—	—	—	110
Net income	—	—	—	—	—	—	1,769	—	(8)	1,761
Cash dividends approved	—	—	—	—	—	—	(678)	—	—	(678)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(5)	(5)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	22	22
Acquisition of noncontrolling interest	—	—	—	—	—	(3)	—	—	(36)	(39)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(7)	—	(7)
Disposal of noncontrolling interest for deconsolidation	—	—	—	—	—	—	—	—	3	3
Balance at December 31, 2019	2,994,244,850	2,859,026,090	0	30,967,640	(107)	3,834	3,701	(49)	121	7,500
Cumulative effect of the adoption of ASU 2016-13	—	—	—	—	—	—	(7)	—	—	(7)
Balance at January 1, 2020	2,994,244,850	2,859,026,090	0	30,967,640	(107)	3,834	3,694	(49)	121	7,493
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	14,543,070	14,543,070	0	—	—	2	—	—	—	2
Conversion of Convertible Senior Notes due 2022	2,020	2,020	0	—	—	0	—	—	—	0
Share-based compensation	—	—	—	—	—	122	—	—	—	122
Net loss	—	—	—	—	—	—	(2,192)	—	(12)	(2,204)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(4)	(4)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	10	10
Issuance of ordinary shares in Hong Kong public offering	234,854,500	234,854,500	0	—	—	5,968	—	—	—	5,968
Acquisition of noncontrolling interest	—	—	—	—	—	(118)	—	—	(18)	(136)
Foreign currency translation adjustments	—	—	—	—	—	—	—	203	—	203
Disposal of noncontrolling interest for deconsolidation	—	—	—	—	—	—	—	—	0	0
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	—	3	3
Noncontrolling interest recognized from partial disposal	—	—	—	—	—	—	—	—	2	2
Loss arising from defined benefit plan,net of tax	—	—	—	—	—	—	—	(27)	—	(27)
Balance at December 31, 2020	3,243,644,440	3,108,425,680	0	30,967,640	(107)	9,808	1,502	127	102	11,432
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	12,325,470	12,325,470	0	—	—	—	—	—	—	0
Conversion of Convertible Senior Notes due 2022	1,340	1,340	0	—	—	0	—	—	—	0
Share-based compensation	—	—	—	—	—	109	—	—	—	109
Net loss	—	—	—	—	—	—	(465)	—	(15)	(480)
Dividends paid to noncontrolling interest holders	—	—	—	—	—	—	—	—	(4)	(4)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	16	16
Acquisition of noncontrolling interest	—	—	—	—	—	(3)	—	—	(11)	(14)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(99)	—	(99)
Repurchase of ordinary shares	—	(6,400)	(0)	6,400	0	0	—	—	—	0
Net settlement on shares repurchased for withholding taxes related to share-based awards	—	—	—	—	—	50	—	—	—	50
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	—	21	21
Income arising from defined benefit plan, net of tax	—	—	—	—	—	—	—	13	—	13
Balance at December 31, 2021	3,255,971,250	3,120,746,090	0	30,974,040	(107)	9,964	1,037	41	109	11,044

The accompanying notes are an integral part of these consolidated financial statements.

HUAZHU GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2019	2020	2021	2021
				US$’million
				(Note 2)
Operating activities:
Net income (loss)	1,761	(2,204)	(480)	(75)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	110	122	109	17
Depreciation and amortization	991	1,362	1,503	236
Amortization of issuance cost of convertible senior notes and upfront fee of bank borrowings	28	83	60	9
Deferred taxes	(38)	(553)	(543)	(85)
Credit loss	21	65	105	16
Loss (gain) from disposal of property and equipment	(10)	1	(14)	(2)
Impairment loss	13	709	380	60
Loss from equity method investments, net of dividends	213	145	60	9
Investment loss (income)	(477)	108	67	11
Interest accretion for finance lease	—	27	4	1
Noncash lease expense	2,235	2,063	2,306	361
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(34)	35	(113)	(18)
Inventories	(17)	0	2	0
Amounts due from related parties	32	(14)	12	2
Other current assets	(80)	(147)	6	1
Other assets	(175)	(86)	(64)	(9)
Accounts payable	(1)	31	7	1
Amounts due to related parties	17	20	(4)	(1)
Salary and welfare payables	(28)	(46)	72	11
Deferred revenue	279	(52)	224	35
Accrued expenses and other current liabilities	408	445	(439)	(69)
Operating lease liabilities	(2,036)	(1,640)	(2,123)	(333)
Income tax payable	(35)	94	83	13
Other long-term liabilities	116	41	122	19
Net cash provided by operating activities	3,293	609	1,342	210

Investing activities:
Purchases of property and equipment	(1,527)	(1,745)	(1,658)	(260)
Purchases of intangibles	(5)	(28)	(17)	(3)
Purchases of land use rights	(3)	(3)	—	—
Amount received as a result of government zoning	13	—	33	5
Acquisitions, net of cash received	(244)	(5,060)	(742)	(116)
Proceeds from disposal of subsidiary and branch, net of cash disposed	2	4	3	1
Purchases of short term and long term investments	(328)	(1,702)	(521)	(82)
Proceeds from maturity/sale and return of investments	2,002	396	1,494	235
Payment for shareholder loan to equity investees	(87)	(15)	(5)	(1)
Collection of shareholder loan from equity investees	88	15	25	4
Payment for the origination of loan receivables	(454)	(130)	(176)	(27)
Proceeds from collection of loan receivables	258	167	162	25
Net cash used in investing activities	(285)	(8,101)	(1,402)	(219)

Financing activities:
Proceeds from issuance of ordinary shares in Hong Kong public offering	—	6,018	—	—
Payment of ordinary share issuance costs	—	(32)	(19)	(3)
Net settlement on shares repurchased for withholding taxes related to share-based awards	—	—	50	7
Net proceeds from issuance of ordinary shares upon exercise of options	14	1	1	0
Payment of share repurchase	—	—	(0)	(0)
Proceeds from short-term bank borrowings	2,214	1,658	2,288	359
Repayment of short-term bank borrowings	(1,902)	(1,993)	(2,474)	(389)
Proceeds from long-term bank borrowings	13,176	1,652	53	8
Repayment of long-term bank borrowings	(6,760)	(9,163)	(1,650)	(259)
Funds advanced from noncontrolling interest holders	2	14	4	1
Repayment of funds advanced from noncontrolling interest holders	(19)	(9)	(1)	(0)
Acquisitions of noncontrolling interest	(39)	(98)	(29)	(4)
Contribution from noncontrolling interest holders	22	10	16	3
Proceeds from long-term finance liabilities (failed sale and leaseback “failed SLB”)	—	83	38	6
Repayment of long-term finance liabilities (failed SLB)	—	(42)	(46)	(7)
Dividends paid to noncontrolling interest holders	(5)	(4)	(4)	(1)
Dividends paid	(658)	(678)	—	—
Repayment of convertible senior notes	—	—	(0)	(0)
Proceeds from issuance of convertible senior notes	—	3,499	—	—
Direct financing costs paid	—	(10)	—	—
Principal payments of finance lease	—	(23)	(28)	(4)
Net cash provided by (used in) financing activities	6,045	883	(1,801)	(283)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	62	(300)	(88)	(14)
Net increase (decrease) in cash, cash equivalents and restricted cash	9,115	(6,909)	(1,949)	(306)
Cash, cash equivalents and restricted cash at the beginning of the year	4,884	13,999	7,090	1,113
Cash, cash equivalents and restricted cash at the end of the year	13,999	7,090	5,141	807
Supplemental disclosure of cash flow information:
Cash and cash equivalents	3,234	7,026	5,116	803
Restricted cash	10,765	64	25	4
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	13,999	7,090	5,141	807
Interest paid, net of amounts capitalized	414	476	297	47
Income taxes paid	712	238	477	75
Cash paid for amounts included in the measurement of operating lease liabilities	2,905	3,309	3,770	592
Cash paid for amounts included in the measurement of finance lease liabilities	—	63	92	14
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	4,176	1,422	2,565	403
Non-cash right-of-use assets obtained in exchange for finance lease liabilities	—	270	501	79
Non-cash right-of-use assets obtained in acquisition for operating lease	22	8,645	1,710	268
Non-cash right-of-use assets obtained in acquisition for finance lease	—	1,794	—	—
Non-cash lease liabilities obtained in acquisition for operating lease	—	8,849	1,692	266
Non-cash lease liabilities obtained in acquisition for finance lease	—	2,187	—	—
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	963	736	486	76
Consideration payable for business acquisition	16	—	86	13
Purchase of intangible assets included in payables	3	5	2	0
Reimbursement of government zoning included in receivables	—	2	—	—
Cash dividends declared in payables	678	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

HUAZHU GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

On January 2, 2020, the Group completed the acquisition of 100% equity interest of Steigenberger Hotels Aktiengesellschaft Germany (“Deutsche Hospitality” or “DH”). Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels under five brands in the midscale and upscale market in Europe, the Middle East and Africa. After the acquisition, “legacy DH” refers to Deutsche Hospitality and its subsidiaries and “legacy Huazhu” refers to the Group excluding Deutsche Hospitality.

The Group completed public offering in Hong Kong in September 2020 with proceeds of RMB6,018 and the trading of ordinary shares on the Hong Kong Stock Exchange commenced on September 22, 2020 under the stock code “1179”.

In June 2021, the Company effected a share split that each issued and unissued ordinary share of the Company with a par value of US$0.0001 was sub-divided into 10 ordinary shares with a par value of US$0.00001 each. The ratio of ADS to ordinary share was adjusted from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Except otherwise stated, the share split has been retrospectively applied for all periods presented.

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

As of December 31, 2020 and 2021, the Group had 753 and 738 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

Typically the Group enters into certain franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to the hotel renovation and operation. Those hotels are classified as manachised hotels. Under typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, the majority of which are equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The term of the franchise and management agreements are typically eight to ten years for legacy Huazhu and 15 to 20 years for manachised hotels and 10 to 15 years for franchised hotels under legacy DH and are renewable upon mutual agreement between the Group and the franchisee. The Group also has some franchised hotels in which cases the Group does not provide a hotel general manager. As of December 31, 2020 and 2021, the Group had 5,746 and 6,824 manachised hotels in operation and 290 and 268 franchised hotels in operation, respectively.

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

The Group’s businesses have been significantly impacted by the global outbreak of COVID-19 and as a result, incurred net losses during the year ended December 31, 2020 and 2021. As of December 31, 2021, the Group’s total current liabilities exceeded its total current assets by RMB5,726 (US$898 million), which mainly attributed to the scheduled repayments of the Group’s Convertible Senior Notes of US$475 million (RMB3,027) due in November 2022, and the outstanding bank borrowing of EUR338 million (RMB2,440) under its long-term bank credit facility of EUR440 million (RMB3,177) due in December 2022. These conditions may raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

However, the management has evaluated the significance of the conditions and regards the going concern assumption as appropriate based on the following considerations:

●	The Group generated positive cash flow from operations for several consecutive years with a net operating cash inflow of RMB1,342 for the year ended December 31, 2021;
●	The Group has performed a review of its cash flow forecasts for the twelve month period after the date that the financial statements are issued and believes that its operating cash flow will be positive.

Management believes the relevant conditions that raise substantial doubt on going concern are mitigated by the following plans and actions:

●	The Group has the ability to sell its short-term investments that can be readily convertible into cash, the fair value of which was approximately RMB2,589 as of December 31, 2021;
●	As of March 31, 2022, the Group had unused bank credit facilities of approximately RMB2,994. Based on the Group’s historical experience, requests for drawdowns will be approved by the banks provided that the Group submits the required supporting documentation and the amount is within the credit limit granted;

In addition, the Group is in the process to obtain long term credit facilities from commercial banks. While final approval has not been obtained, management of the Group believe it is likely such credit facilities can be obtained to replace its existing long-term bank credit facility of EUR 440 million (RMB3,177) due in December 2022. Based on the above factors, management believes that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditures requirements, and to meet its other liabilities and commitments as they become due for at least twelve months from the issuance of these consolidated financial statements.

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

As of December 31, 2020 and 2021, the Group consolidated eight and seven entities under VIE model, and the impact of the consolidated VIEs are immaterial to the Group’s consolidated financial statements.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment, right-of-use assets and intangible assets with definite lives, valuation allowance of deferred tax assets, purchase price allocation, impairment of investment, goodwill and intangible assets without definite lives and incremental borrowing rate used to measure lease liabilities.

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

Debt securities that the company has no intent to hold till maturity or may sell the security in response to the changes in economic conditions are classified as available-for-sale debt securities. Available-for-sale debt securities are reported at fair value, with unrealized gains and losses (other than impairment losses) recognized in accumulated other comprehensive income or loss. Realized gains and losses on debt securities are recognized in the net income in the consolidated statements of comprehensive income. Before the adoption of Accounting Standards Update (“ASU”) 2016-13 (codified as ASC 326), Measurement of Credit Losses on Financial Instruments, the amount of the total impairment related to the credit loss was recognized in the income statement and the amount related to all other factors is recognized in other comprehensive income, net of applicable taxes, and the impairment losses recognized in the income statement cannot be reversed for any future recoveries. After the adoption of ASC 326 on January 1, 2020, credit-related impairment is measured as the difference between the debt security’s amortized cost basis and the present value of expected cash flows and is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The allowance should not exceed the amount by which the amortized cost basis exceeds fair value.

As a result of the impairment analysis, the Group recorded an impairment of RMB10, RMB92 and RMB63 in 2019, 2020 and 2021, respectively.

Accounts receivable, loan receivables and other financial assets

Accounts receivable, net

Accounts receivable mainly consist of franchise fee receivables, amounts due from corporate customers, travel agents, hotel guests and credit card receivables, which are recognized and carried at the original invoice or accrued amount less an allowance for credit losses. Before the year 2020, the Group established an allowance for doubtful accounts primarily based on the aging of the receivables and factors surrounding the credit risk of specific customers. After the adoption of ASC 326 Financial instruments- credit losses on January 1, 2020, the accounts receivable balance reflects invoiced and accrued revenue and is presented net of an allowance for credit losses. The Group establishes current expected credit losses (“CECL”) for pools of assets with similar risk characteristics by evaluating historical levels of credit losses, current economic conditions that may affect a customer’s ability to pay, and creditworthiness of significant customers. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. The Group mainly focuses on historical collection experience and considers aging or specific customer circumstance.

Additionally, the Group records an allowance on other forms of financial assets, including other current assets, other assets and amounts due from related parties with the similar approach of accounts receivable.

Loan receivables, net

The Group entered into entrusted loan agreements with certain franchisees with the typical terms to be two to three years and annual interest rates ranging from 8.0% to 8.5%, and with other unrelated third-parties with the annual interest rates mostly ranging from 4.8% to 15.0%. Loan receivables are measured at amortized cost with interest accrued based on the contract rate. The Group classified loan receivables as long-term or short-term investments according to their contractual maturity or expected holding time. Before the year of 2020, the Group evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the life of loans on an individual basis based on the Group’s past experiences, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. A credit allowance will be established for the loans unable to collect. The Group adopted ASC 326 on January 1, 2020 utilizing the modified retrospective approach. After the adoption of ASC 326, the Group estimates the CECL based on the expectation of future economic conditions, historical collection experience and a loss-rate approach whereby the allowance is calculated using the probability of default and recovery rates and multiplying it by the asset’s amortized cost at the balance sheet date.

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

Intangible assets, net

Intangible assets consist primarily of brand name, master brand agreement, non-compete agreements, franchise or manachise agreements and purchased software. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets, including brand name, master brand agreement, non-compete agreements, franchise or manachise agreements, favorable lease agreements and other intangible assets acquired from business combination are recognized and measured at fair value upon acquisition.

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

Intangible assets with finite useful lives are amortized using the straight-line method over their respective estimated useful lives over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These estimated useful lives are generally as follows:

Franchise or manachise agreements	Remaining contract terms from 10 to 20 years
Non-compete agreements	2 - 10 years based on specified non-compete period
Purchased software	3 - 10 years based on the estimated usage period
Other intangible assets including trademark, licenses and other rights	2 - 15 years based on the contractual term, the length of license agreements and the effective terms of other legal rights

Almost all the brand names acquired by the Group are considered to have indefinite useful lives since there are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of these brands and these brands can be renewed at nominal cost. Master brand agreement, acquired in Accor acquisition, granted the Group certain franchise rights with initial term of 70 years, and can be renewed without substantial obstacles. As a result, the useful life is determined to be indefinite. The Group evaluates the brand name and master brand agreement each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group measures the impairment by comparing the fair value of brand names and master brand agreement with its carrying amount. If the carrying amount of brand names and master brand agreement exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Group measures the fair value of the brand names under the relief-from-royalty method, the master brand agreement under the multi-period excess earnings method. The determination of the fair value requires management to make significant estimates and assumptions related to forecasts of future revenues, operating margin, royalty saving rate and discount rates to estimate the net present value of future cash flows.

Management performs its annual brand names and master brand agreement impairment test on November 30 and when triggering events occurred. As of December 31, 2020 and 2021, the estimated fair value of the indefinite-lives intangible assets of legacy Huazhu significantly exceeded of its carrying value. Therefore, there was no impairment loss recognized for the years ended December 31, 2019, 2020 and 2021. For its indefinite-lives intangible assets of legacy DH, there were 3 brand names acquired in DH acquisition. The estimated fair value of one brand name was lower than its carrying amount, and an impairment of RMB160 was recognized, which reduced the carrying value by 6%. A 5% increase in the discount rate or decrease in royalty saving rate could result in further impairment charges of approximately RMB160 and RMB120, respectively. In addition, the estimated fair value of the other two brand names acquired in DH acquisition exceeded its carrying value by approximately RMB82 and RMB57, which accounted for 13% and 14% of its carrying value, respectively. A 5% increase in the discount rate or decrease in royalty saving rate could reduce the fair value of these two brand names by RMB48 and RMB33, or RMB36 and RMB23, respectively.

Land use rights

The land use rights represent the operating lease prepayments for the rights to use the land in the PRC under ASC 842, which are amortized on a straight-line basis over the remaining term of the land certificates, between 30 to 50 years. Amortization expense of land use rights for the years ended December 31, 2019, 2020 and 2021 amounted to RMB8, RMB7 and RMB7, respectively.

Impairment of long-lived assets

The Group evaluates its long-lived assets including property and equipment, net, right-of-use assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets.

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the long-lived assets exceeded the future undiscounted net cash flows, and recognized an impairment loss of RMB3, RMB180 and RMB157 during the years ended December 31, 2019, 2020 and 2021, respectively.

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

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Before the adoption of ASU No. 2017-04, Intangibles-Goodwill and Other, the Group performed a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit is identified as an operating segment or one level below an operating segment (also known as a component) for which discrete financial information is available and is regularly reviewed by segment manager. Before the acquisition of Deutsche Hospitality, all the acquired business has been migrated to the Group’s business, and the Group’s management regularly reviews operation data including industrial metrics of revenue per available room, occupancy rate, and number of hotels by scale/brand, rather than discrete financial information for the purpose of performance evaluation and resource allocation at brand level. The Group concluded that it had only one reporting unit, and therefore the goodwill impairment testing was performed on consolidation level. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. The Group adopted ASU No. 2017-04, Intangibles-Goodwill and Other on January 1, 2020, which requires a one-step impairment test in which an entity compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. Upon the acquisition of Deutsche Hospitality, the Group concludes there are two reporting units, which are legacy Huazhu and legacy DH since the segment manager regularly reviews discrete financial information for legacy Huazhu and legacy DH separately. The goodwill impairment testing was performed at each reporting unit level. If the carrying amount of a reporting unit exceeds its fair value, an impairment amounts to that excess should be recognized in the statement of comprehensive income.

Fair value of the equity value was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Management performs its annual goodwill impairment test on November 30 and when triggering events occurred. The Group recorded an impairment of nil, RMB437 and nil for the years ended December 31, 2019, 2020 and 2021. The Group considered assumptions based on the current economic environment in its annual impairment assessment, including the inherent risk and uncertainty due to the stay-in-place measures enacted, consumer confidence levels, and the ongoing impact of the COVID-19 pandemic on the hospitality industry. Based on the analysis, the Group concluded that the goodwill of legacy Huazhu was not impaired for the years ended December 31, 2019, 2020 and 2021 as the estimated fair value of the reporting unit of legacy Huazhu far exceeded its carrying value as of the end of each year. For the goodwill of legacy DH, the Group performed impairment test and recorded an impairment of RMB437 during the year of 2020. The estimated fair value of the reporting unit of legacy DH exceeded its carrying value, as such no impairment charges were recorded for the year ended December 31, 2021.

As of December 31, 2020 and 2021, the estimated fair value of the reporting unit of legacy Huazhu exceeded over 100%of its carrying value. As of December 31, 2020 and 2021, the estimated fair value of the reporting unit of legacy DH exceeded its carrying value by approximately RMB244 and RMB421, which accounted for 6% and 13% of its carrying value. A 5% decline in the underlying projected cash flow or increase in the discount rate could have resulted in goodwill impairment charges of approximately RMB42 and RMB175 in 2020. A 5% decline in the underlying projected cash flows or increase in the discount rate could have reduced the fair value of approximately RMB313 and RMB359 in 2021.

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

Manachised and franchised hotel revenues

The manachise and franchise agreement contains the following promised services:

●Intellectual Property (“IP”) license grant the right to access the Group’s hotel system IP, including brand names.
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

Since the COVID-19 outbreak in January 2020, the Group has offered one-time reduction on continuing franchise fees of approximately RMB132 and RMB105 for 2020 and 2021 to help franchisees meet their short-term working capital needs. There is no change to the scope of services or other terms of the agreements. Previously recognized revenue on the original contract was not adjusted.

Other Revenues

Other revenues are derived from activities other than the operation of hotel businesses, which mainly include revenues from the provision of IT products and services and Hua Zhu mall. Revenues from Hua Zhu mall are commissions charged from suppliers for goods sold through the platform and are recognized upon delivery of goods to end customers when its suppliers’ obligation is fulfilled. Revenues from IT products are recognized when goods are delivered and revenues from IT services are recognized when services are rendered.

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

Above policies are only applicable to legacy Huazhu. The loyalty program initiated by Deutsche Hospitality has substantially the same rights, nature and redeemable approaches as legacy Huazhu, therefore the accounting treatment is the same. As of December 31, 2021, the contract liabilities related to Deutsche Hospitality were immaterial and the loyalty program of Deutsche Hospitality was in the progress of being migrated to that of legacy Huazhu.

Membership fees from the Group’s customer loyalty program are all from legacy Huazhu, which are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels and also applicable to legacy Huazhu only. Such duration is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be two to five years which reflects the expected membership retention. Revenues recognized from membership fees were RMB224, RMB223 and RMB243 for the years ended December 31, 2019, 2020 and 2021, respectively, which amount were included in revenues from leased and owned hotel or revenues from manachised and franchised hotels depending on the type of hotels the membership was sold at.

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

Value-Added Taxes and surcharges

The accommodation services of the Group in PRC and Germany are subject to a range from 6% to 19% of Value-Added Taxes, respectively. The Group is subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB99, RMB150 and RMB165 for the years ended December 31, 2019, 2020 and 2021, respectively.

Government grants

Government grants represent cash received by the Group in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts under legacy Huazhu. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received and when all the conditions for their receipts have been satisfied. Government grants recognized by legacy Huazhu were RMB148, RMB154 and RMB110 for the years ended December 31, 2019, 2020 and 2021, respectively, which were recorded as other operating income.

Government grants represent cash received by the Group as compensation for COVID-19 impacts in various countries under legacy DH. The grants consist of short term work compensation, fixed costs compensation and revenue based compensation. Short term work compensation recognized by legacy DH was RMB244 and RMB197 for the year ended December 31, 2020 and 2021, which was netted with operating costs and expenses. Other grants recognized by legacy DH were RMB17 and RMB765 for the year ended December 31, 2020 and 2021, which were recorded as other operating income.

Leases

As a lessee

Starting from January 1, 2019, the Group adopted ASU 2016-02, Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All of the Group’s leases were classified under ASC Topic 842 as operating leases upon this adoption and there are both capital lease and operating lease under legacy DH since the acquisition of DH. The Group elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases. The adoption of ASU 2016-02 did not materially affect the consolidated statements of income or consolidated statements of cash flows and had no impact on the debt covenant compliance under the current agreements.

The Group recognizes a lease liability for future fixed lease payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date and a ROU asset representing the right to use the underlying asset for the lease term. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments and variable lease payments that depend on an index or a rate (initially measured using the index or rate as at the commencement date) over the lease term using the rate implicit in the lease, if available, or the Group’s incremental borrowing rate. As its leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Upon adoption of ASU 2016-02, the Group elected to use the remaining lease term as of January 1, 2019 in the estimation of the applicable discount rate for leases that were in place at adoption. For the initial measurement of the lease liability for leases commencing after January 1, 2019, the Group uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities of operating lease liabilities and finance lease liabilities are classified as operating lease liabilities, current and finance lease liabilities, current, respectively, in the Group’s consolidated balance sheets. Long-term portions of operating lease liabilities and finance lease liabilities are classified as operating lease liabilities, non-current and finance lease liabilities, non-current, respectively, in the Group’s consolidated balance sheets. Most leases have initial terms ranging from 10 to 20 years for legacy Huazhu, and from 20 to 25 years for legacy DH. The lease term includes lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that the Group will exercise such extension options and not exercise such early termination options, respectively. The Group’s lease agreements may include nonlease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. The Group elected the practical expedient of not to separate land components outside PRC from leases of specified property and equipment at the ASC842 transition date. Besides, the Group’s lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property and the changes in the index of consumer pricing index (“CPI”). Almost all the lease agreements with variable lease payments based on the changes in CPI are held by legacy DH. For operating leases, the Group recognizes lease expense on a straight-line basis over the lease term and variable lease payments that depend on an index or a rate are initially measured using the index or rate at the commencement date, otherwise variable lease payments are recognized in the period in which the obligation for those payments is incurred. The operating lease expense is recognized as hotel operating costs, general and administrative expenses and pre-opening expenses in the consolidated statements of comprehensive income. For finance lease, lease expense is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis over the shorter of the lease term or useful life of the underlying asset within hotel operating costs in the consolidated statements of comprehensive income, but interest expense on the lease liability is recognized in interest expense in the consolidated statements of comprehensive income using the effective interest method which results in more expense during the early years of the lease. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

The ROU assets are measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group, deferred rent and lease incentives, and any off-market terms (that is, favorable or unfavorable terms) present in the lease when the Group acquired leases in a business combination in which the acquiree acts as a lessee. The Group evaluates the carrying value of ROU assets if there are indicators of impairment and reviews the recoverability of the related asset group. The Group excludes the lease obligation from the carrying value of the asset group. Accordingly, the lease payments (both principal and interest) don’t reduce the undiscounted expected future cash flows used to test the asset group for recoverability. If the carrying value of the asset group cannot be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statements of comprehensive income. Noncash lease expense are used as the noncash add-back for the amortization of the operating ROU assets to the operating section of the consolidated statements of cash flow.

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

The favorable lease agreements and unfavorable lease agreements in which the Group acts as a lessee were reclassified to operating lease right-of-use assets on January 1, 2019, upon adoption of ASC 842, Leases, which are amortized combining with right-of-use assets over remaining operating lease terms. These estimated useful lives are generally as follows:

Favorable lease agreements acquired before the adoption of ASC 842	Remaining lease terms from 1 to 20 years
Unfavorable lease agreements	Remaining lease terms from 3 to 13 years

Sublease

The Group subleases property which are not suitable to operate hotels to third parties under operating leases. In accordance with the provisions of ASC 842, since the Group has not been relieved as the primary obligor of the head lease, the Group cannot net the sublease income against its lease payment to calculate the lease liability and ROU asset. The Group’s practice has been, and will continue to, straight-line the sub-lease income over the term of the sublease, which is consistent with the accounting treatment under ASC840.

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

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term and long-term investments, loan receivables, amount due from related parties, other current assets, other assets and accounts receivable. All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group’s management believes to be high credit quality. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk and the Group’s short-term and long-term investments consist of equity investments in listing and private companies. The Group’s loan receivables are lent to entities with high credit quality. The Group conducts credit evaluations on its group and agency customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining credit losses for accounts receivable, loan receivable and financial assets, including other current assets, other assets and amounts due from related parties based on the expectation of future economic conditions, historical collection experience and a loss-rate approach.

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

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates. The Group’s financial instruments include cash and cash equivalent, restricted cash, loan receivables current and non-current portion, receivables, payables, short-term debts, long-term debts. The carrying amounts of these short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts and long-term loan receivables approximate their fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed. The carrying amounts of convertible senior notes were RMB3,290, RMB6,318 and RMB6,186 and the corresponding fair value estimated based on quoted market price were RMB3,711, RMB7,747 and RMB6,681, as of December 31, 2019, 2020 and 2021, respectively. The fair value of pension plan assets is discussed in Note 18.

As of December 31, 2020 and 2021, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

			Fair Value Measurements at Reporting Date Using
			Quoted Prices in Active		Significant
			Markets for Identical	Significant Other	Unobservable
As of			Assets	Observable Inputs	Inputs
December 31,	Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
2020	Equity securities with readily determinable fair value	3,903	3,903	—	—
2020	Available-for-sale debt securities	220	—	220	—
2020	Employee benefit plan assets	6	6	—	—
2021	Equity securities with readily determinable fair value	2,589	2,589	—	—
2021	Available-for-sale debt securities	220	—	220	—
2021	Employee benefit plan assets	5	5	—	—

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the years ended December 31, 2020 and 2021:

			Fair Value Measurements at Reporting Date Using
			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
		Fair Value for	Identical	Observable	Unobservable	Total
Years Ended		Years Ended	Assets	Inputs	Inputs	Loss for
December 31,	Description	December 31	(Level 1)	(Level 2)	(Level 3)	the Year
2020	Property and equipment	2	—	—	2	41
2020	Operating lease right-of-use assets	71	—	—	71	139
2020	Long-term investment	—	—	—	—	92
2020	Goodwill	2,328	—	—	2,328	437
2021	Property and equipment	33	—	—	33	24
2021	Operating lease right-of-use assets	88	—	—	88	48
2021	Intangible assets	2,556	—	—	2,556	245
2021	Long-term investment	—	—	—	—	63

As a result of reduced expectations of future cash flows from certain leased hotels, the Group determined that the hotels property and equipment with a carrying amount of RMB3, RMB43 and RMB57 was not fully recoverable and consequently recorded an impairment charge of RMB3, RMB41 and RMB24 for the years ended December 31, 2019, 2020 and 2021, respectively. The Group also determined that the operating lease right-of-use assets amount with a carrying amount of nil, RMB210 and RMB136 was not fully recoverable and recorded an impairment charge of nil, RMB139 and RMB48 for the years ended December 31, 2019, 2020 and 2021, respectively.

Fair value of the property and equipment and operating lease right-of-use assets impairment testing were determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. As a result, the Group has determined that the majority of the inputs used to value its long-lived assets held and used and its reporting units are unobservable inputs that fall within Level 3 of the fair value hierarchy. The revenue growth rate and the discount rate were the significant unobservable input used in the fair value measurement, which are ranged between negative 15%and 4%, 8.64% and 20%, respectively, for the years ended December 31, 2019, 2020 and 2021, respectively.

As a result of the impairment assessment, the Group determined that the intangible assets amount with a carrying amount of nil, nil and RMB2,801 exceeded their fair value and recorded an impairment charge of nil, nil and RMB245 for the years ended December 31, 2019, 2020 and 2021, respectively.

As a result of the impairment assessment, the Group determined that the long-term investment amount with a carrying amount of RMB10, RMB92 and RMB63 was fully impaired as a result of the impairment assessment for the years ended December 31, 2019, 2020 and 2021, respectively.

As a result of the impairment assessment, the Group determined that the goodwill amount with a carrying amount of nil, RMB2,768 and nil was impaired and recorded an impairment charge of nil, RMB437 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

Share-based compensation

The Group recognizes share-based compensation in the consolidated statements of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Group in exchange for the equity award. Vesting of certain equity awards are based on the performance conditions for a period of time following the grant date. Share-based compensation expense is recognized according to the Group’s judgement of likely future performance and will be adjusted in future periods based on the actual performance. The share-based compensation expenses have been categorized as either hotel operating costs, general and administrative expenses or selling and marketing expenses, depending on the job functions of the grantees. For the years ended December 31, 2019, 2020 and 2021, the Group recognized share-based compensation expenses of RMB110, RMB122 and RMB109, respectively, which were classified as follows:

	Years Ended December 31,
	2019	2020	2021
Hotel operating costs	35	42	39
Selling and marketing expenses	3	4	4
General and administrative expenses	72	76	66
Total	110	122	109

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

Segment and geography information

The Group identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The Group’s chief operating decision maker has been identified as the chief executive officer. Before the acquisition of DH completed on January 2, 2020, CODM regularly reviews the operation data, such as industrial metrics of revenue per available room, occupancy rate, and number of hotels by scale/brand, to assess the performance and allocate the resources at brand level. All the acquired business including Accor, Crystal Orange and Blossom Hotel Management has been migrated to the Group’s business, and the Group operates and manages its business as a single segment. After the acquisition of DH, CODM regularly reviews the operating data and EBITDA, which is defined as earnings before interest income, interest expense, income tax expense (benefit) and depreciation and amortization, a financial measure for legacy Huazhu and legacy DH separately to evaluate their performance. Therefore, in January 2020, the Group modified its operating segment structure to be two operating segments which are legacy Huazhu and legacy DH as a result of a change in the way management intends to evaluate results and allocate resources within the Group. In identifying its reportable segments, the Group assesses nature of operating segments and evaluates the operating results of each reporting segments. Both operating segments meet the quantitative thresholds and should be considered as two reportable segments.

The following table provides a summary of the Group’s operating segment results for the years ended December 31, 2020 and 2021. The Group presents segment information after elimination of intercompany transactions.

	Years Ended December 31,
	2020			2021
	Legacy	Legacy		Legacy	Legacy
	Huazhu	DH	Total	Huazhu	DH	Total

Total revenues	8,664	1,532	10,196	11,247	1,538	12,785
Operating costs and expenses	8,978	2,947	11,925	10,549	3,058	13,607
Goodwill impairment loss	—	437	437	—	—	—
Other operating income, net	214	266	480	193	793	986
Interest income	118	1	119	88	1	89
Interest expense	427	106	533	291	114	405
Other (expenses) income, net	(92)	3	(89)	139	18	157
Unrealized (losses) gains from fair value changes of equity securities	(266)	1	(265)	(96)	—	(96)
Foreign exchange gain (loss)	176	(1)	175	(294)	(23)	(317)
(Loss) income before income tax	(591)	(1,688)	(2,279)	437	(845)	(408)
Income tax expense (benefit)	151	(366)	(215)	249	(237)	12
(Loss) from equity method investments	(117)	(23)	(140)	(50)	(10)	(60)
Net loss attributable to noncontrolling interest	(12)	—	(12)	(15)	—	(15)
Net (loss) income attributable to Huazhu Group Limited	(847)	(1,345)	(2,192)	153	(618)	(465)
Income tax expense (benefit)	151	(366)	(215)	249	(237)	12
Interest income	118	1	119	88	1	89
Interest expense	427	106	533	291	114	405
Depreciation and amortization	1,123	239	1,362	1,222	281	1,503
EBITDA	736	(1,367)	(631)	1,827	(461)	1,366

The following table presents total assets for operating segments, reconciled to consolidated amounts:

	As of December 31,
	2020			2021
	Legacy Huazhu	Legacy DH	Total	Legacy Huazhu	Legacy DH	Total
Total assets	46,243	18,912	65,155	45,353	17,916	63,269

The following tables represent revenues and property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill by geographical region.

Revenues:

	Years Ended December 31,
	2020	2021
China	8,647	11,231
Germany	1,212	1,263
All others	337	291
Total	10,196	12,785

Property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill:

	As of December 31,
	2020	2021
China	30,635	33,143
Germany	15,670	13,884
All others	2,544	2,929
Total	48,849	49,956

Other than China and Germany, there were no countries that individually represented more than 10% of the total revenue and certain long lived assets for the years ended and as of December 31, 2020 and 2021.

Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. As of December 31, 2020 and 2021, under the repurchase plan, the Company had repurchased an aggregate of 30,967,640 and 30,974,040 ordinary shares on the open market for cash consideration of RMB107 and RMB107, respectively. The repurchased shares were presented as “treasury shares” in shareholders’ equity on the Group’s consolidated balance sheets.

Recently Issued Accounting Pronouncements

Adopted Accounting Standards

In August 2018, the FASB issued ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General (Topic 715-20). The amendment modifies the disclosure requirements for employers that sponsor defined benefit pension or other post-retirement plans. The revised guidance is effective for financial statements issued for fiscal years beginning after December 15, 2020, with early adoption permitted. The Group adopted the guidance on January 1, 2021, as required. There was no material impact on the Group’s consolidated financial statements and related disclosures as a result of adopting this new standard.

In December 2019, the FASB has issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes. The guidance issued in this update simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. This ASU also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Group adopted the guidance on January 1, 2021, as required. There was no material impact on the Group’s consolidated financial statements and related disclosures as a result of adopting this new standard.

In January 2020, the FASB has issued ASU No. 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions Between Topic 321, Topic 323, and Topic 815 — a consensus of the FASB Emerging Issues Task Force. This update addresses the accounting for certain equity securities upon the application or discontinuation of the equity method of accounting. Further, the update addresses scope considerations for forward contracts and purchased options on certain securities. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted the guidance on January 1, 2021, as required. There was no material impact on the Group’s consolidated financial statements and related disclosures as a result of adopting this new standard.

Accounting Standards Not Yet Adopted

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). The amendments create an exception to the general recognition and measurement principal in ASC 805, Business Combinations to measure assets and liabilities acquired in a business combination at fair value. Instead, an acquirer in a business combination will be required to apply ASC 606 to recognize and measure contract assets and contract liabilities that result from contracts accounted for under ASC 606 on the acquisition date and will generally result in the acquirer recognizing amounts consistent with those recorded by the acquiree immediately before the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The Group does not expect the adoption of this ASU will have a significant impact on the consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Group does not expect this ASU would have a material impact on the consolidated financial statements.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB6.3726, on December 30, 2021, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 30, 2021, or at any other rate.

3.ACQUISITIONS

(i)  During the years ended December 31, 2019, 2020 and 2021, the Group acquired three, three and three individual companies for total cash consideration of RMB54, RMB26 and RMB51, respectively. The business acquisitions were accounted for under purchase accounting. The assets and liabilities of these hotels and companies acquired in 2019, 2020 and 2021 were immaterial to the consolidated financial statements.

(ii) On January 2, 2020, the Group completed the acquisition of 100% equity interest of Deutsche Hospitality. Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels under five brands in the midscale and upscale market in Europe, the Middle East and Africa. The aggregated consideration was EUR720 million (equivalent to RMB5,624) which has been fully paid in cash as of January 2, 2020.

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

	Period Ended December 31,
	2019	2020
Pro forma total revenue	14,995	10,196
Pro forma net income (loss) attributable to Huazhu Group Limited	1,780	(2,204)

The Group incurred transaction cost of RMB70 for the acquisition, which was expensed in 2019. These expenses are non-recurring in nature, and were eliminated from the calculation of pro forma net income above.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

		Amortization Period
Current assets	785
Property and equipment, net	586	2-25 years
Operating lease right-of-use assets	8,616	Remaining lease terms
Financing lease right-of-use assets	1,794	Shorter of estimated useful lives of the assets and the lease terms
Franchise or manachise agreements	270	Remaining contract terms
Brand names	3,873	Indefinite-life
Non-compete agreement	10	2 years
Goodwill	2,694
Deferred tax assets	170
Other non-current assets	280
Operating lease liabilities, current	(296)
Finance lease liabilities, current	(21)
Other current liabilities	(784)
Operating lease liabilities, non-current	(8,553)
Finance lease liabilities, non-current	(2,166)
Other noncurrent liabilities	(330)
Deferred tax liabilities	(1,304)
Total	5,624

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. The goodwill generated from the DH acquisition is allocated to the reporting unit of legacy DH. None of the Goodwill is expected to be deductible for tax purposes.

(iii) On April 30,2021, the Group completed the acquisition of 100% equity interest of CitiGO hotels from Cjia Group, a related party of the Group. CitiGO brand is a light luxury and social hotel brand, which are mainly distributed in first and second-tier cities in China. The aggregated consideration was RMB783 and RMB749 was paid in cash as of December 31, 2021.

The total revenue and net loss of the acquiree included in the consolidated statements of comprehensive income for the year ended December 31, 2021 were RMB184 and RMB34, respectively.

The following table summarizes unaudited pro forma results of operation for the years ended December 31, 2020 and 2021 assuming that the acquisition of CitiGO hotels occurred as of January 1, 2020. The transaction cost incurred was not material. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2020.

	Period Ended December 31,
	2020	2021
Pro forma total revenue	10,346	12,861
Pro forma net loss attributable to Huazhu Group Limited	(2,318)	(480)

The allocation of the purchase price as of the date of acquisition is summarized as follows:

		Amortization Period
Current assets	34
Property and equipment	296	5-12 years
Operating lease right-of-use assets	1,119	Remaining lease terms
Other non-current assets	33
Franchise agreement	61	Remaining contract terms
Brand names	90	Indefinite-life
Goodwill	372
Operating lease liabilities, current	(153)
Other current liabilities	(23)
Operating lease liabilities, non-current	(987)
Other noncurrent liabilities	(5)
Deferred tax liabilities	(33)
Noncontrolling interest	(21)
Total	783

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. All the acquired business has been migrated to the Group’s business. The goodwill generated from the CitiGO acquisition is allocated to the reporting unit of legacy Huazhu. None of the Goodwill is expected to be deductible for tax purposes.

4.REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present the Group’s revenues disaggregated by the nature of the product or service:

	Years Ended December 31,
	2019	2020	2021
Room revenues	7,057	5,735	7,024
Food and beverage revenues	351	608	694
Others	310	565	400
Leased and owned hotels revenue	7,718	6,908	8,118
Initial one-time franchise fee	93	110	109
On-going management and service fees	1,228	1,057	1,479
Central reservation system usage fees, other system maintenance and support fees	908	908	1,399
Reimbursements for hotel manager fees	581	657	897
Other fees	532	404	520
Manachised and franchised hotels revenue	3,342	3,136	4,404
Other revenues	152	152	263
Total revenues	11,212	10,196	12,785

Contract Balances

The Group’s contract assets are insignificant at December 31, 2020 and 2021.

	As of December 31,
	2020	2021
Current contract liabilities	1,272	1,366
Long-term contract liabilities	662	785
Total contract liabilities	1,934	2,151

The contract liabilities balances above which are classified as deferred revenue on the consolidated balance sheet, as of December 31, 2020 and 2021 were comprised of the following:

	As of December 31,
	2020	2021
Initial fees received from franchisees owners	924	1,074
Cash received for membership fees and not recognized as revenue	430	519
Advances received from customers	529	505
Deferred revenue related to the loyalty program	51	53
Total	1,934	2,151

The Group classifies initial fees received from franchisees into current liabilities when the hotel has not yet opened. Initial fees received from franchisees for pre-opening hotels are RMB429 and RMB496 as of December 31, 2020 and 2021, respectively. Once the hotel opens, initial one-time franchise fee will be recognized as revenue over the term of the franchise contract and the initial fees received from franchisees that has not been recognized as revenue will be reclassified into current contract liabilities and long-term contract liabilities, respectively.

The Group recognized revenues that were previously deferred as contract liabilities of RMB748 and RMB613 during the years ended December 31, 2020 and 2021, respectively.

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2021, the Group had RMB53 of deferred revenues related to unsatisfied performance obligations under H Rewards that will be recognized as revenues when the points are redeemed, which the Group estimate will occur over the next two years. The Group had RMB1,074 of deferred revenues related to initial fees received from franchisees owners are expected to be recognized as revenues over the remaining contract periods over generally one to ten years. Additionally, the Group had RMB519 of deferred revenues related to membership fees that are expected to be recognized as revenues over the remaining membership life, which is estimated to be one to five years. The Group also had RMB505 of deferred revenues related to advances received from customers, which are expected to be recognized as revenues in future periods over the terms of the related contracts.

The Group did not estimate revenues expected to be recognized related to the Group’s unsatisfied performance for the following:

●	Revenues related to on-going management and franchise service fees, as they are considered sales-based royalty fees.
●	Revenues related to central reservation system usage fees, other system maintenance and support fees, and reimbursement for hotel manager fee, as the related revenues from the satisfaction of these performance obligations is recognized when the Group is entitled to invoice the amount.

5.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2020	2021
Cost:
Buildings	247	305
Leasehold improvements	9,542	10,467
Furniture, fixtures and equipment	2,008	2,348
Motor vehicles	1	3
	11,798	13,123
Less: Accumulated depreciation	5,764	6,845
	6,034	6,278
Construction in progress	648	778
Property and equipment, net	6,682	7,056

Depreciation expense was RMB967, RMB1,219 and RMB1,352 for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group occasionally demolishes certain leased hotels due to local government zoning requirements, which typically results in receiving compensation from the government.

6.INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2020	2021
Intangible assets with indefinite lives:
Brand names (Note 3)	5,319	5,010
Master brand agreement	192	192
Intangible assets with finite lives:
Franchise or manachise agreements	356	366
Favorable lease agreements from sublease	12	11
Purchased software	108	142
Other intangible assets	70	70
Total	6,057	5,791
Less: Accumulated amortization	112	163
Less: Accumulated impairment loss(Note2)	—	243
Total	5,945	5,385

The values of favorable lease agreements were determined based on the estimated present value of the amount the Group has avoided paying as a result of entering into the lease agreements.

Amortization expense of intangible assets for the years ended December 31, 2019, 2020 and 2021 amounted to RMB16, RMB62, and RMB65, respectively.

The annual estimated amortization expense for the above intangible assets excluding brand names and master brand agreement for the following years is as follows:

Amortization for Intangible Assets
2022	37
2023	36
2024	32
2025	31
2026	28
Thereafter	180
Total	344

7.INVESTMENTS

The investments as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
Equity securities with readily determinable fair values:
Accor	3,849	2,508
Other marketable securities	54	81
Equity securities without readily determinable fair values:
Cjia/Cjia Group	183	168
OYO	66	54
Other equity securities without readily determinable fair values	72	71
Equity-method investments:
AAPC LUB	490	525
Hotel related funds	476	488
China Hospitality JV	103	99
Zleep	88	68
Commerz Real Institute	—	85
Other investments	225	187
Available-for-sale debt securities:
Cjia/Cjia Group	220	220
Total	5,826	4,554

Equity securities with readily determinable fair values:

In 2019, 2020 and 2021, the Group purchased 282,787 and 8,737,987 and 1,180,000 ordinary shares of Accor, respectively,a hotel group listed in Paris stock exchange, from open market. In 2020 and 2021, the Group sold out 1,003,654 and 5,172,458 of these shares with losses of RMB21 and gains of RMB209 realized, respectively. As of December 31, 2021, the Group accumulatively hold 12,212,552 shares of Accor, which accounts for less than 5% of Accor total outstanding shares where the Group does not have the ability to significantly influence the operations of this entity. In 2020 and 2021, the Group recognized unrealized losses from fair value changes of Accor of RMB253 and RMB94, respectively.

At December 31, 2020 and 2021, the Group had RMB54 and RMB81, respectively, of other marketable securities, which represent investments in entities in hospitality or related industries where the Group does not have the ability to significantly influence the operations of these entities. In 2019, 2020 and 2021, the Group recognized unrealized losses from fair value changes of other marketable securities of RMB35, RMB12 and RMB2, respectively.

Equity securities without readily determinable fair values:

As of December 31, 2018, the Group had approximately 17% equity interest and US$45 million in preferred shares of China Cjia Group Limited (“Cjia Group”). In addition, the Group had RMB 252 convertible notes in Cjia Group. In 2019, Cjia Group repurchased from the Group part of its ordinary shares and preferred shares and issued new shares to an unrelated investor. As a result, the Group recognized a gain of RMB9 in other income in 2019. As of December 31, 2020 and 2021, the Group had approximately 15% and 16% ordinary shares of Cjia Group, respectively. The Group accounted for the ordinary shares in Cjia Group under equity-method as the Group has the ability to exert significant influence. The convertible notes are recorded as available-for-sale debt securities. The preferred shares are accounted for as equity securities without readily determined fair value as they are not in substance ordinary shares. The Group recognized investment loss of RMB45, RMB49 and RMB15 in income (loss) from equity method investments in 2019, 2020 and 2021, respectively. Loss from equity method investments reduced the cost of equity-method investment to zero and further adjusted the carrying amount of preferred shares and convertible notes.

In September 2017, the Group purchased approximately 1% equity interest of Oravel Stays Private limited (“OYO”), an India leading hospitality company. During the year ended December 31, 2021, the group sold part of equity interest, and recognized investment income of RMB52 in 2021. As of December 31, 2021, the Group owned less than 1% equity interest of OYO. The Group accounted the investment as equity securities without readily determinable fair values since the Group does not have the ability to exert significant influence over OYO.

Other equity securities without readily determinable fair values included several insignificant investments in certain privately-held companies. As a result of the COVID-19 pandemic, the Group recognized an impairment of RMB45 and nil for these equity securities for the year ended December 31, 2020 and 2021, respectively.

Equity-method investments:

In January 2016, the Group acquired approximately 28% equity interest in AAPC LUB. The Group accounted for the investment in AAPC LUB under equity-method as the Group has the ability to exert significant influence. The Group recognized investment income of RMB47, RMB21 and RMB35 in income (loss) from equity method investments in 2019, 2020 and 2021, respectively. In 2019, 2020 and 2021, the Group received cash dividend from AAPC LUB of RMB39, nil and nil which was recognized as return on investment.

As of December 31, 2020 and 2021, the Group had RMB476 and RMB488, respectively, of investments in hotel related funds. Those funds were VIEs and were managed by or power shared with unrelated third-parties. However, the Group determined that they were not the primary beneficiary of those VIEs since the Group did not have the power to direct the activities of these VIEs that most significantly impacted their economic performance. The Group accounted for the investment under equity-method as the Group’s influence over the funds is more than minor. The Group recognized investment income of RMB11, investment loss of RMB16 and RMB55, in income (loss) from equity method investments in 2019, 2020 and 2021, respectively. The maximum potential financial statement loss the Group could incur if the investment funds were to default on all of their obligations is the loss of value of the interests in such investments of RMB488 that the Group holds as of December 31, 2021.

In 2018, the Group partnered with an unrelated third party investor to form China Hospitality JV, Ltd. (“China Hospitality JV”), of which the Group holds 20% equity interest. The business of China Hospitality JV was to acquire and operate two hotel properties, one of which has been converted into office buildings in 2020. The Group accounted for the investment in China Hospitality JV under equity-method as the Group has the ability to exert significant influence. The Group recognized investment loss of RMB2, RMB12, and RMB4 in income (loss) from equity method investments in 2019, 2020 and 2021, respectively.

In February 2019, Deutsche Hospitality acquired 51% of the shares in Zleep Hotels A/S (“Zleep”), a hotel brand in Scandinavia. The Group’s interest in Zleep is accounted for using the equity method in the consolidated financial statements because the Group has joint control only in the business and finance decisions due to voting right restrictions. The Group recognized investment loss of RMB23 and RMB12 in income (loss) from equity method investments in 2020 and 2021.

In 2021, the Group partnered with an unrelated third party investor who acted as a general partner to form Commerz Real Institute, of which the Group holds 34% equity interest as a limited shareholder at the consideration of EUR12 million. Commerz Real Institute was designed as an open-ended investment fund to build a portfolio of hotels in prestigious locations. The Group accounted for the investment in Commerz Real Institute under equity-method as the Group’s significant influence over the funds is more than minor. The Group recognized investment loss of RMB1 in income (loss) from equity method investments in 2021.

Other investments included several insignificant equity investments in certain privately-held companies. As a result of the COVID-19 pandemic, the Group recognized an impairment of RMB47 and RMB63 for these equity investments for the year ended December 31,2020 and 2021.

8.GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 were as follows:

	Legacy Huazhu	Legacy DH	Total
Balance at January 1, 2020
Goodwill	2,661	—	2,661
Accumulated impairment loss	(4)	—	(4)
	2,657	—	2,657
Goodwill acquired during the year (Note 3)	3	2,694	2,697
Impairment loss	—	(437)	(437)
Net foreign exchange-goodwill	—	74	74
Net foreign exchange-impairment loss	—	(3)	(3)
Balance at December 31, 2020
Goodwill	2,664	2,768	5,432
Accumulated impairment loss	(4)	(440)	(444)
	2,660	2,328	4,988
Goodwill acquired during the year (Note 3)	372	6	378
Net foreign exchange-goodwill	—	(278)	(278)
Net foreign exchange-impairment loss	—	44	44
Balance at December 31, 2021
Goodwill	3,036	2,496	5,532
Accumulated impairment loss	(4)	(396)	(400)
	3,032	2,100	5,132

9.DEBT

The short-term and long-term debt as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
Short-term debt:
Long-term bank borrowings, current portion	251	2,464
Short-term bank borrowings	851	692
Convertible senior notes, current portion	—	3,029
FF&E liability, current portion	40	47
Total	1,142	6,232

Long-term debt:
Long-term bank borrowings, non-current portion	4,384	211
Convertible senior notes, non-current portion	6,318	3,158
FF&E liability, non-current portion	135	180
Others	19	16
Total	10,856	3,565

Bank borrowings

In December 2019, the Group entered into a EUR440 million term facility and US$500 million revolving credit facility agreement with several banks. The US$500 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan for each interest period is the aggregate of the applicable Margin and LIBOR or EURIBOR in relation to any loan in EUR. The Margin for each loan depends on the applicable leverage range, generally means 2.0% per annum. There are some financial covenants including interest coverage ratio, leverage and book equity related to this facility. On April 17, 2020, the Group obtained an exemption approval for the EUR440 million and US$500 million long-term credit facility, providing that with satisfaction of amended covenants, the original financial covenants will not be applicable until the six-month period ending June 30, 2021. The amended covenants include book equity, borrowings, EBITDA and minimum cash related to this facility. On December 11, 2020, the Group obtained a further waiver, which released certain covenants included in the amended covenants signed on April 17, 2020. The Group was fully in compliance with the further amended covenants for the years ended December 31, 2020 and 2021. The Group had drawn down EUR440 million and US$500 million as of December 31, 2019 under the facility agreement and repaid nil in 2019. The Group had drawn down US$200 million as of December 31, 2020 under the facility agreement and repaid EUR1 million and US$700 million in 2020. The US$500 million revolving credit had been fully paid off as of December 31, 2020. In 2021, the Group did not draw down any revolving credit loan and the available credit facility under this agreement of US$500 million was terminated in August 2021. Regarding the EUR440 million term facility, the Group had repaid EUR101 million in 2021. As of December 31, 2021, the outstanding loan amount was EUR338 million and has been reclassified to long-term bank borrowings, current portion. The weighted average interest rate of borrowings drawn under this agreement was 2.89% and 2.73% for the years ended December 31, 2020 and 2021 respectively.

In March 2019, the Group entered into a five-year RMB1,190 bank loan contract expiring in March 2024. The interest rate resets every six months, and is based on the People’s Bank of China five-year benchmark interest rate on the pricing date. The loan contains certain financial covenants including interest coverage ratio and net tangible assets and the Group was in compliance as of December 31, 2019. In 2020, the Group obtained an exemption approval for the RMB1,190 long-term credit facility, providing that with satisfaction of amended covenants, the original financial covenants of interest coverage ratio will not be applicable until the six-month period ending June 30, 2021. The amended covenants include borrowings, EBITDA and cash dividend distribution limitation related to this facility. The Group was fully in compliance with the amended covenants for the years ended December 31, 2020 and 2021. The Group had repaid RMB179 in 2020 in accordance with the agreed repayment schedule. During the year ended December 31, 2021, the Group had repaid all the bank borrowings. The weighted average interest rate of borrowings drawn under this agreement was 4.75% for the years ended December 31, 2020 and 2021.

In January 2021, the Group entered into a twelve-year RMB650 syndicated loan contract expiring in December 2032. The special loan is used for the construction project of the Group’s headquarters buildings, which was in progress in 2021. The interest rate resets every year, and is based on the People’s Bank of China five-year benchmark LPR minus 24 basis points on the pricing date. The mortgage ratio covenant is related to this facility and the Group was in compliance as of December 31, 2021. As of December 31, 2021, the outstanding loan amount is RMB53. The weighted average interest rate of borrowings drawn under this agreement was 4.41%, which was fully capitalized for the years ended December 31, 2021.

Convertible Senior Notes due 2022

On November 3, 2017, the Company issued US$475 million of Convertible Senior Notes (the “2022 Notes”). The 2022 Notes mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018. In 2017, proceeds to the Company were RMB3,093 (equivalently US$467 million), net of issuance costs of RMB54 (equivalently US$8 million).

Holders of the 2022 Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The 2022 Notes can be converted into the Company’s ADSs at an initial conversion rate of 5.4869, before the ADSs split, of the Company’s ADSs per US$1,000 principal amount of the 2022 Notes (equivalent to an initial conversion price of US$182.25 per ADS before the ADSs split effected in May 2018). The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change (as defined in the Indenture) that occur prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption. During the year ended December 31, 2020 and 2021, RMB0.06 and RMB0.04 of the 2022 Notes had been converted into 202 ADSs and 134 ADSs upon the holders’ request, respectively.

The holders were able to require the Company to repurchase all or portion of the 2022 Notes for cash on November 2, 2020, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. During the year ended December 31, 2020 and 2021, RMB0.04 and nil of the 2022 Notes had been repurchased in cash upon the holders’ request.

The conversion option meets the definition of a derivative. However, since the conversion option is considered indexed to the Company’s own stock and classified in stockholders’ equity, the scope exception is met, accordingly the bifurcation of conversion option from the 2022 Notes is not required. There is no beneficial conversion feature (“BCF”) attribute to the 2022 Notes as the set conversion prices for the 2022 Notes are greater than the respective fair values of the ordinary share price at date of issuance.

The feature of mandatory redemption upon maturity is clearly and closely related to the debt host and this feature is no need to be bifurcated. Furthermore, the Company concluded that the feature of contingent put options upon tax events or fundamental changes does not need to be considered as an embedded derivative to be bifurcated.

Therefore, the Company accounted for the 2022 Notes in accordance with ASC 470, as a single instrument. Issuance costs related to the 2022 Notes was recorded in consolidated balance sheet as a direct deduction from the principal amount of the 2022 Notes, and was amortized over the period from November 3, 2017, the date of issuance, to November 1, 2020, the first put date of the 2022 Notes, using the effective interest method. On December 31, 2019, the Group reclassified the 2022 Notes as short-term debt as the 2022 Notes holders have a put option which can be exercised within one year. After November 2, 2020, the Group reclassified the 2022 Notes as long-term debt as the put option was expired. As of December 31, 2021, the Group reclassified the 2022 Notes as short-term debt as the 2022 Notes will mature on November 1, 2022.

ADS Lending Arrangement

Concurrent with the offering of the 2022 Notes, the Company entered into ADS lending agreements with the affiliates of the initial purchasers of the 2022 Notes (“ADS Borrowers”), pursuant to which the Company lent to the ADS Borrowers 2,606,278 ADSs (the “Loaned ADSs”) at a price equal to par, or $0.0004 per ADS before the ADSs split (“ADS lending arrangement”). The purpose of the ADS lending arrangements is to facilitate privately negotiated transactions in which the ultimate holders of the 2022 Notes may elect to hedge their investment in the related notes. In May 2018, the Company changed the ADS to ordinary share ratio from one ADS representing four ordinary shares to one ADS representing one ordinary share. Therefore, as of December 31, 2019, 2020 and 2021, the outstanding number of Loaned ADSs was 10,425,112.

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

In accordance with ASC Topic 470-20, although legally issued, the Loaned ADSs are not considered outstanding, and then excluded from basic and diluted earnings per share unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation. As of December 31, 2021, it is not probable that the ADS Borrower or the counterparty to the ADS lending arrangement will default.

Capped Call Options

In connection with the issuance of the 2022 Notes, the Group has entered into capped call option transactions with some of the initial purchasers or their affiliates (the “Option Counterparties”) to reduce the potential dilution to existing shareholders of the Group upon conversion of the 2022 Notes. The cap price of the capped call transactions will initially be US$221.31 per ADS before the ADSs split, subject to adjustment under the terms of the capped call transactions. The total premium paid by the Group for the capped call transactions was RMB177 (equivalently US$27 million) on the purchased date. The capped call option is classified in stockholders’ equity, recorded at the cost with no subsequent changes in fair value be recorded.

Convertible Senior Notes due 2026

On May 12, 2020, the Company issued US$450 million Convertible Senior Notes (the “2026 Notes”). On May 26, 2020, the Company issued an additional US$50 million in aggregate principal amount of the 2026 Notes pursuant to the exercise in full by the initial purchasers of an option to purchase additional notes. The 2026 Notes will mature on May 1, 2026 and bear interest at a rate of 3.00% per annum, payable in arrears semi-annually on May 1 and November 1 of each year, beginning on November 1, 2020. In 2020, proceeds to the Company were RMB3,499 (equivalently US$493 million), net of issuance costs of RMB49 (equivalently US$7 million).

Holders of the 2026 Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The 2026 Notes can be converted into the Company’s ADSs at an initial conversion rate of 23.971 of the Company’s ADSs per US$1,000 principal amount of the 2026 Notes (equivalent to an initial conversion price of US$41.72 per ADS). The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change (as defined in the Indenture) that occur prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption.

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

FF&E Liability

The Group entered into several contracts with lessors to install furniture, fixtures and equipment (“FF&E”) in various leased hotels prior to the respective commencement date. Those transactions are classified as “failed” sale and leaseback transactions, as the control of the furniture, fixtures and equipment does not transfer to the lessor. Consequently, the received consideration from the lessor is accounted for as a liability. The current portion and non-current portion of FF&E liability are recorded in short-term debt and long-term debt, respectively.

Debt Maturities

The contractual maturities of the Group’s debt as of December 31, 2021 were as follows:

Year Ending December 31,	Principle Amounts
2022	6,232
2023	111
2024	3,314
2025	71
2026	23
Thereafter	76
Total	9,827

10.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021
Payable to franchisees	1,349	710
Other payables	535	535
Accrued rental, utilities and other accrued expenses	245	209
Liabilities related to customer loyalty program	111	135
Value-added tax, other tax and surcharge payables	124	132
Payable to noncontrolling interest holders	76	117
Total	2,440	1,838

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

11.HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Years Ended December 31,
	2019	2020	2021
Rents	2,624	3,485	3,900
Utilities	404	478	507
Personnel costs	1,854	2,501	3,022
Depreciation and amortization	960	1,316	1,413
Consumable, food and beverage	793	885	969
Others	555	1,064	1,471
Total	7,190	9,729	11,282

12.PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Years Ended December 31,
	2019	2020	2021
Rents	460	251	68
Personnel costs	14	15	5
Others	28	22	8
Total	502	288	81

13.SHARE-BASED COMPENSATION

In February 2007, the Group adopted the 2007 Global Share Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2007 Global Share Plan, the Group may issue incentive awards to the Participants to purchase not more than 100,000,000 ordinary shares. In June 2007, the Group adopted the 2008 Global Share Plan which allows the Group to offer incentive awards to Participants to purchase up to 30,000,000 ordinary shares. In October 2008, the Group increased the maximum number of incentive awards available under the 2008 Global Share Plan to 70,000,000. In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to Participants. Under the 2009 Share Incentive Plan, the Group may issue incentive awards to purchase up to 30,000,000 ordinary shares. In August 2010, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 150,000,000. In March 2015, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 430,000,000. The 2007 and 2008 Global Share Plans and 2009 Share Incentive Plan (collectively, the “Incentive Award Plans”) contain the same terms and conditions. The incentive awards granted under the Incentive Award Plans typically have a maximum life of ten years and vest in typical ways as listed below:

a.)Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;
b.)Vest over a period of ten years in equal yearly installments;

As of December 31, 2021, the Group had granted 245,776,690 options and 243,059,070 nonvested restricted stocks, which were subject to adjustment on performance condition.

Share options

No share options were granted during the years 2019, 2020 and 2021.

As of December 31, 2021, total unrecognized compensation expense related to the option arrangements was nil.

During the years ended December 31, 2019, 2020 and 2021, 10,883,580, 466,320 and nil options were exercised with an aggregate intrinsic value of RMB255, RMB11 and nil, respectively.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In 2019, 2020 and 2021, the Group granted 2,217,120, nil and nil nonvested restricted stocks, respectively to senior officers and managers, each was in ten tranches with performance conditions. Each tranche is accounted for as a separate award with the same grant date, its own service inception date and requisite service period. The share-based compensation cost is recognized for each vesting tranche during the respective service period based on the estimated performance conditions at the service inception date. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years.

The following table summarized the Group’s nonvested restricted stock activities in 2021.

		Weighted Average Grant
	Number of Restricted	Date
	Stocks	Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2021	70,954,080	1.18
Granted	2,163,420	4.20
Forfeited	(4,607,340)	1.64
Vested	(12,325,470)	1.58
Adjusted for performance conditions	(2,488,200)	0.61
Nonvested restricted stocks outstanding at December 31, 2021	53,696,490	1.20

As of December 31, 2021, there was RMB355 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 3.30 years.

The total fair value of nonvested restricted stocks vested in 2019, 2020 and 2021 was RMB443, RMB368 and RMB389, respectively.

14.EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share for the years indicated:

	Years Ended December 31,
	2019	2020	2021
Net income (loss) attributable to ordinary shareholders — basic	1,769	(2,192)	(465)
Eliminate the dilutive effect of interest expense of convertible senior notes	40	—	—
Net income attributable to ordinary shareholders — diluted	1,809	(2,192)	(465)
Weighted average ordinary shares outstanding — basic	2,843,051,378	2,927,398,409	3,114,124,244
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	93,975,271	—	—
Dilutive effect of convertible senior notes	106,072,250	—	—
Weighted average ordinary shares outstanding — diluted	3,043,098,899	2,927,398,409	3,114,124,244
Basic earnings (losses) per share	0.62	(0.75)	(0.15)
Diluted earnings (losses) per share	0.59	(0.75)	(0.15)

For the years ended December 31, 2019, 2020 and 2021, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following at non-weighted basis:

	As of December 31,
	2019	2020	2021
Outstanding employee options and nonvested restricted stocks	—	70,954,080	53,696,490
Shares of convertible senior notes	—	226,827,410	226,827,410
Total	—	297,781,490	280,523,900

15.Cash Dividend

In November 2019, the Group approved a cash dividend in the total amount of approximately US$100 million on its outstanding shares as of the close of trading on January 10, 2020. Such dividend of RMB678 was recorded as dividends payable as of December 31, 2019, and fully paid in February 2020.

The Group did not declare cash dividend to its shareholders in 2020 and 2021.

On March 03, 2022, the Group approved and declared a cash dividend of US$0.021 per ordinary share on its outstanding shares as of the close of trading on March 24, 2022. Such dividend of US$68 million was fully paid in April 2022.

16.LEASES

The Group’s leases mainly related to building and the rights to use the land. The total expense related to short-term leases were insignificant for period of 2019, 2020 and 2021, and sublease income of the Group which is recognized in revenues in the consolidated statements of comprehensive income were RMB121, RMB112 and RMB134 for the years ended December 31, 2019, 2020 and 2021, respectively. The Group recognizes a negative lease expense of RMB250 and RMB88 for 2020 and 2021 under the relief as the Group elects using the variable lease expense approach.

A summary of supplemental information related to operating leases in 2020 and 2021 is as follows:

	Years Ended December 31,
	2020	2021
Lease cost:
Operating fixed lease cost	3,964	4,074
Finance lease cost
— Amortization of ROU assets	74	79
— Interest on lease liabilities	90	96
Short term lease cost	0	0
Operating variable lease cost	(171)	(25)
Total lease cost	3,957	4,224

Other information:
Weighted average remaining lease term
Operating leases	14 years	13 years
Finance leases	29 years	28 years
Weighted average discount rate
Operating leases	6.23%	6.31%
Finance leases	3.96%	3.97%

Lease expense for all the Group’s leases (including fixed lease cost, variable lease cost and short-term lease cost) for the year ended December 31, 2019 were RMB3,104.

As of December 31, 2021, the maturities of lease liabilities in accordance with ASC 842 in each of the next five years and thereafter are as follows:

Year Ending December 31,	Total Operating Leases	Total Finance Leases
2022	4,055	140
2023	4,066	155
2024	4,037	157
2025	3,871	157
2026	3,655	158
Thereafter	26,035	3,824

Total minimum lease payments	45,719	4,591

Less: amount representing interest	14,079	1,866

Present value of minimum lease payments	31,640	2,725

As of December 31, 2021, the Group has entered 32 lease contracts that the Group expects to account for as operating or finance leases, the future undiscounted lease payments for these non-cancellable lease contracts are RMB8,732, which is not reflected in the consolidated balance sheets.

As of December 31, 2020, the maturities of lease liabilities in accordance with ASC 842 in each of the next five years and thereafter were as follows:

Year Ending December 31,	Total Operating Leases	Total Finance Leases
2021	3,858	129
2022	3,826	144
2023	3,733	146
2024	3,660	147
2025	3,466	147
Thereafter	25,730	3,575

Total minimum lease payments	44,273	4,288

Less: amount representing interest	13,819	1,760

Present value of minimum lease payments	30,454	2,528

As of December 31, 2020, the Group has entered 31 lease contracts that the Group expects to account for as operating or finance leases, the future undiscounted lease payments for these non-cancellable lease contracts are RMB8,511, which is not reflected in the consolidated balance sheets.

17.INCOME TAXES

The Group is subject to different income tax rates in various countries and jurisdictions under laws and relevant interpretations depending on the place of formation. Under the current laws of Germany, companies are subject to income tax at a standard rate of 15% (15.825% including solidarity surcharge), plus municipal trade tax of 7%-17%. The income tax rates in other countries and jurisdictions are of little effect on the financial statements. In other major jurisdictions, including Austria, Netherlands and Belgium, the Group is subject to a range from 9% to 25% of the statutory income tax rate, respectively.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%, and the industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. Jizhu Information and Technology (Shanghai) Co., Ltd. (“Jizhu Shanghai”), which once called Mengguang Information and Technology (Shanghai) Co., Ltd, is a recognized software development entity located in Shanghai of PRC. In November 2018, Jizhu Shanghai was qualified as high and new tech enterprise, resulting Jizhu Shanghai subject to a reduced tax rate of 15% in 2018, 2019 and 2020. In December 2021, Jizhu Shanghai was qualified as high and new tech enterprise, resulting Jizhu Shanghai subject to a reduced tax rate of 15% in 2021, 2022 and 2023. H-World Information and Technology Co., Ltd. is qualified as high and new tech enterprise, resulting H-World Information and Technology Co., Ltd. subject to a reduced tax rate of 15% in 2019, 2020 and 2021. Pursuant to the relevant regulations applicable to small and micro businesses, from January 1, 2019 to December 31, 2021, several PRC subsidiaries enjoy a preferential tax rate of 20% with a discount to taxable income. For taxable income less than RMB1, 75% of the taxable income would be exempted in tax computation, and for taxable income over RMB1 but less than RMB3, the discount would be 50%. Entities qualified as small and micro businesses shall be engaged in industries not restricted or prohibited by the state, which simultaneously meet the following three conditions: annual taxable income does not exceed RMB3, the number of employees does not exceed 300, and the total assets does not exceed RMB50.

Income (loss) before income taxes consists of:

	Years Ended December 31,
	2019	2020	2021
PRC including Hong Kong and Taiwan	2,334	(392)	617
Germany	—	(1,606)	(632)
Other	231	(281)	(393)
Total	2,565	(2,279)	(408)

Income tax expense (benefit) is comprised of the following:

	Years Ended December 31,
	2019	2020	2021
Current Tax	678	338	555
Deferred Tax	(38)	(553)	(543)
Total	640	(215)	12

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years Ended December 31,
	2019	2020	2021
PRC statutory tax rate	25%	25%	25%
Tax effect of non-deductible expenses and non-taxable income in determining taxable profit	(3)%	(6)%	(6)%
Effect of different tax rate of group entities operating in other jurisdictions	1%	(2)%	(6)%
Effect of change in valuation allowance	2%	(10)%	(24)%
Effect of tax holiday	(2)%	1%	9%
Effect of cash dividends	4%	0%	(8)%
Effect of excess tax benefit of share-based rewards	(2)%	1%	7%
Effective tax rate	25%	9%	(3)%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years Ended December 31,
	2019	2020	2021
Aggregate amount	45	31	37
Per share effect—basic	0.02	0.01	0.01
Per share effect—diluted	0.01	0.01	0.01

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
Deferred tax assets:
Net loss carryforward	888	1,271
Deferred revenue	283	326
Long-term assets	388	238
Bad debt provision	18	40
Accrued payroll	69	45
Other accrued expenses	3	3
Share-based compensation	31	29
Others	12	150
Valuation allowance	(369)	(466)
Total deferred tax assets, net of valuation allowance	1,323	1,636
Deferred tax liabilities:
Fair value adjustment for Building, land use rights and identified intangible assets due to acquisition	1,782	1,596
Others	99	31
Total deferred tax liabilities	1,881	1,627
Net deferred tax (liabilities) assets	(558)	9
Analysis as:
Deferred tax assets	623	862
Deferred tax liabilities	1,181	853
Net deferred tax (liabilities) assets	(558)	9

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis.

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

	Years Ended December 31,
	2019	2020	2021
Balance at the beginning of the year	(107)	(152)	(369)
Provided	(79)	(249)	(151)
Reversed	24	32	37
Written off	10	—	17
Balance at the end of the year	(152)	(369)	(466)

As of December 31, 2021, the Group’s PRC subsidiaries had tax loss carryforwards of RMB2,115, which will expire between 2022 and 2026 if not used, and RMB1,532, which will expire between 2022 and 2028 if not used. The Germany Companies had tax loss carry forwards of RMB1,192, which can be offset in the future without anytime restriction.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. At December 31, 2020 and 2021, the Group had recorded liabilities for uncertain tax benefit of approximately RMB50 and RMB60 mainly associated with the interests on intercompany loans and other permanent differences related to Corporate Income and Trade Taxes, respectively. No interest or penalty expense was recorded for the years ended December 31, 2019, 2020 and 2021. In 2022, the Group will decrease its income tax liability by RMB 0.1 for unrecognized tax benefits previously recorded in 2012 as the statute of limitations for the tax liabilities of certain tax positions will expire under the PRC Tax Administration and Collection Law.

	Years Ended December 31,
	2019	2020	2021
Balance at January 1	14	18	50
Addition for tax positions	4	32	10
Balance at December 31	18	50	60

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. If there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company, the income tax rate may be reduced. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends and holds more than 25% of the PRC company. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. In 2018, the Group revised its dividend policy that it may make a moderate dividend distribution every year with the range of 0.5% to 2.0% of its market capitalization from current year net income starting from 2018. The Group’s board of directors has complete discretion in deciding whether to distribute dividends and the dividend amounts within the approved range. The Group was restricted from distributing cash dividends until June 30, 2021 pursuant to the waiver from certain financial covenants that the Group obtained on April 17, 2020 for the syndicated bank loans and therefore did not accrue PRC dividend withholding tax in 2020. In March 2022, the Group announced that its board of directors declared a cash dividend of approximately US$68 million. To facilitate this dividend distribution and meet the oversea treasury demand, certain amount of dividends from the Group’s PRC subsidiaries to its oversea subsidiaries was planned. PRC dividend withholding tax of RMB32 was accrued as of December 31, 2021. Other than these dividends distributions, the Group intends to indefinitely reinvest the remaining undistributed earnings of RMB3,763 of the Group’s PRC subsidiaries, and therefore, no additional provision for PRC dividend withholding tax was accrued.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB0.1 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2017 through 2021 on non-transfer pricing matters, and from 2012 through 2021 on transfer pricing matters. Generally, the statute of limitations for the assessment and collection of taxes is four years. The four-year period usually starts at the end of the year in which the tax return is filed. If no tax return is filed, the statute of limitations starts with the end of the third year following the year in which the tax arose. Extended limitations of 5 and 10 years will apply in the event of tax evasion or tax fraud. The statute of limitations may be suspended for a variety of reasons, for example, appeal of assessment by taxpayers, announcement or start of a tax audit, obvious mistake in tax assessment, etc.

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

The following table presents the projected benefit obligation, fair value of plan assets, funded status and accumulated benefit obligation for the plans during the years ended December 31, 2020 and 2021:

	Year Ended December 31,
Change in Projected Benefit Obligation:	2020	2021
Begin of the year	147	193
Current service cost	5	5
Interest cost	1	0
Contributions by plan participants	1	1
Actuarial loss (gain)	38	(14)
Foreign currency translation	3	(19)
Benefits paid	(7)	(9)
Settlements	(1)	—
Administrative Expenses, Taxes and Premiums Paid	0	0
Curtailments	(1)	—
Acquisitions	—	0
Effect of other economic events	7	—
End of the year	193	157

	Year Ended December 31,
	2020	2021
Change in Plan Assets:
Begin of the year	32	6
Actual return (loss) on plan assets	(2)	0
Foreign currency translation	1	(0)
Employer contributions	9	1
Employee contributions	1	0
Benefits paid	(8)	(2)
Acquisitions	—	0
Other economic events	(27)	—
End of the year	6	5
Excess of defined benefit obligation over the fair value of plan assets	187	152
Accumulated benefit obligation	193	157

Amounts recognized in the consolidated balance sheets consisted of the following:

	As of December 31,
	2020	2021
Salary and welfare payables	8	8
Retirement benefit obligation	179	144
Liability in the balance sheet	187	152

The net amount recognized in accumulated other comprehensive gain or loss was RMB27 loss and RMB13 gain for the year ended December 31, 2020 and 2021, respectively.

The net periodic pension cost (credit) and the estimated unrecognized prior service cost and net loss that will be amortized into net periodic pension cost (credit) during the years ended December 31,2020 and 2021 is immaterial.

The principal actuarial assumptions used were as follows:

	As of December 31,
	2020	2021
Discount rate- Germany	0.33%	0.89%
Discount rate- other	0.12%	0.39%
Inflation rate	1.00%	1.00%
Future salary increases	1.50%	2.17%
Future pension increases	1.80%	1.69%

The investment objectives for the various plans are preservation of capital, current income and long-term growth of capital. All plan assets are managed by outside investment managers. Asset allocations are reviewed periodically by the investment managers.

Expected long-term returns on plan assets are determined using historical performance for debt and equity securities held by the Group’s plans, actual performance of plan assets and current and expected market conditions. Expected returns are formulated based on the target asset allocation. The target asset allocation for the plan, as a percentage of total plan assets, as of December 31, 2021 was 26 percent in funds that invest in equity securities and 29 percent in funds that invest in debt securities.

The following tables present the fair value hierarchy of total plan assets measured at fair value by asset category as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
Level 1
Equity funds	1	1
Bond funds	2	2
Property	2	1
Other	1	1
Total	6	5

The Group expect to contribute approximately RMB1 to the plan in 2022.

As of December 31, 2021, the benefits expected to be paid in the year ended December 31, 2022 are RMB9.

b. Defined Contribution Plans

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB413, RMB283 and RMB544 for the years ended December 31, 2019, 2020 and 2021, respectively. The Group has no ongoing obligation to its employees subsequent to its contribution to the PRC plan. In an attempt to mitigate the adverse financial effects of the COVID-19 pandemic on employers, the Chinese Government had announced temporary reductions in, and exemptions from, the payment of contributions in 2020. The supportive policies have been gradually reduced in 2021.

Furthermore, the Group pays contribution to governmental and private pension insurance organizations based on legal regulations in some countries out of China. The contributions are recognized as expense and amount RMB129 and RMB55 for the years ended December 31, 2020 and 2021.

19.RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends and amounted to RMB604, RMB771 and RMB826 as of December 31, 2019, 2020 and 2021, respectively. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries, the PRC subsidiaries share capital of RMB2,852 at December 31, 2021 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2021, approximately RMB3,678 is not available for distribution to the Group by its PRC subsidiaries in the form of dividends, loans or advances.

Pursuant to laws applicable to entities incorporated in the Europe, certain subsidiaries of the Group must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include general reserve which is not distributable as cash dividends or other cash disbursements and amounted to RMB11 as of December 31, 2021. In addition, due to restrictions on the distribution of share capital from the Deutsche Hospitality and its subsidiaries, the share capital of RMB4 at December 31, 2021 is considered restricted.

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

Related Party	Nature of the Party	Relationship with the Group
Trip.com Group Limited (“Trip.com”)	Online travel services provider	Mr. Qi Ji is a director
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
Accor Hotels (“Accor”)	Hotel Group	Shareholder of the Group
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai CREATER Industrial Co., Ltd. (“CREATER”)	Staged office space company	Equity method investee of the Group
Shanghai Zhuchuang Enterprise Management Co., Ltd. (“Zhuchuang”)	Staged office space company	Equity method investee of the Group
China Hospitality JV, Ltd. (“China Hospitality JV”)	Property management company	Equity method investee of the Group
Smart Lodging Group (Cayman) Limited(“Smart Lodging”)	Hotel chain	Equity method investee of the Group
Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)	Hotel management company	Equity method investee of the Group
Suzhou Huali Jinshi Construction Decoration Co., Ltd. (“Huali Jinshi”)	Building decoration company	Equity method investee of the Group
Shenzhen Hitone Investment Fund Partnership (LLP) ( “Hitone”)	Fund	Equity method investee of the Group

CREATER ceased to be related parties of the Group from August 2019.

Accor ceased to be related parties of the Group from December 2021.

(a) Related party balances

Amounts due from related parties were mainly comprised of shareholder loans to Sheen Star, Cjia Group, Zhuchuang and Lianquan, which are short-term in nature and mainly payable on demand, service fee and room charges withheld by Trip.com. As the Group adopted ASU 2016-13 on January 1, 2020 utilizing the modified retrospective approach, the Group recorded credit losses of RMB18 and RMB17 for the years ended December 31, 2020 and 2021.

	As of December 31,
	2020	2021
Sheen Star	52	33
Zhuchuang	27	27
Trip.com	22	17
Cjia Group	22	29
Accor	1	—
Lianquan	58	49
Others	14	12
Allowance for expected credit losses	(18)	(17)
Total	178	150

Amounts due to related parties were mainly comprised of payables for brand use fee, reservation fee and other service fee to Trip.com and Accor, acquisition consideration, consultation fee to and cash received on behalf of Cjia Group and payables for construction service fee to Huali Jinshi, which are short-term in nature and payable on demand.

	As of December 31,
	2020	2021
Trip.com	48	44
Accor	8	—
Cjia Group	42	101
Huali Jinshi	29	47
Others	5	5
Total	132	197

(b) Related party transactions

During the years ended December 31, 2019, 2020 and 2021, significant related party transactions were as follows:

	Years Ended December 31,
	2019	2020	2021
Commission expenses to Trip.com	72	78	99
Lease expenses to Trip.com	18	18	19
Lease expenses to Cjia Group	—	—	12
Service fee to Huali Jinshi	99	41	42
Service fee to Cjia Group	6	17	—
Brand use fee, reservation fee and other related service fee to Accor	28	17	22
Goods sold and service provided to Cjia Group	21	18	11
Early termination compensation of sublease to Cjia Group	—	8	—
Loan payment to Smart Lodging	30	—	—
Loan payment to Lianquan	32	—	—
Loan payment to Hitone	—	—	5
Service fee from Trip.com	41	66	62
Service fee from Accor	9	3	3
Service fee from China Hospitality JV	6	1	2
Service fee from Sheen Star	4	4	5
Sublease income from Lianquan	7	12	10
Sublease income from Cjia Group	14	9	6
Early termination compensation of franchise agreement from China Hospitality JV	—	26	—
Purchase of property and equipment from Cjia Group	—	11	—
Interest income from Sheen Star	8	1	0
Interest income from CREATER	6	—	—
Business acquisition of CitiGO from Cjia Group	—	—	783
Business acquisition of one individual company from Cjia Group	—	—	51

21.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of December 31, 2021, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB413, which is expected to be incurred within one year.

(b) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of the Group’s business, including lease contract terminations and disputes, and management agreement disputes. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of December 31, 2021, the accrued contingent liability was RMB54.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

HUAZHU GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of December 31,
	2020	2021	2021
			US$’million
			(Note 2)
Assets
Current assets:
Cash and cash equivalents	1,892	581	91
Short-term investments	51	81	13
Other current assets	16	1	0
Total current assets	1,959	663	104
Investment in subsidiaries	16,103	16,928	2,656
Total assets	18,062	17,591	2,760
Liabilities and equity
Current liabilities:
Short-term debt	—	3,028	475
Amount due to subsidiaries	273	257	40
Accrued expenses and other current liabilities	141	213	34
Total current liabilities	414	3,498	549
Long-term debt	6,318	3,158	496
Total liabilities	6,732	6,656	1,045
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,243,644,440 and 3,255,971,250 shares issued as of December 31, 2020 and 2021, and 3,108,425,680 and 3,120,746,090 shares outstanding as of December 31, 2020 and 2021, respectively)	0	0	0
Treasury shares (30,967,640 and 30,974,040 shares as of December 31, 2020 and 2021, respectively)	(107)	(107)	(17)
Additional paid-in capital	9,808	9,964	1,563
Retained earnings	1,502	1,037	163
Accumulated other comprehensive income	127	41	6
Total equity	11,330	10,935	1,715
Total liabilities and equity	18,062	17,591	2,760

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

HUAZHU GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2019	2020	2021	2021
				US$’million
				(Note 2)
Operating costs and expenses:
General and administrative expenses	115	155	110	17
Total operating costs and expenses	115	155	110	17
Loss from operations	(115)	(155)	(110)	(17)
Interest income	10	2	8	1
Interest expense	201	154	128	20
Foreign exchange gain (loss)	5	(8)	(3)	(0)
Other income, net	30	32	15	2
Unrealized loss from fair value changes of equity securities	(27)	(10)	(2)	(0)
Income (loss) in investment in subsidiaries	2,067	(1,899)	(245)	(39)
Net income (loss) attributable to Huazhu Group Limited	1,769	(2,192)	(465)	(73)

Other comprehensive (loss) income, net of tax	(7)	176	(86)	(14)
Comprehensive income (loss)	1,762	(2,016)	(551)	(87)

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

HUAZHU GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2019	2020		2021	2021
					US$’million
					(Note 2)
Net cash (used in) provided by operating activities	(212)	49		9	2
Investing activities:
Investment in subsidiaries	(1,039)	(6,267)		(1,050)	(165)
Receipt of investment in subsidiaries	9	—		—	—
Purchase of short-term investments	—	—		(34)	(5)
Net cash used in investing activities	(1,030)	(6,267)		(1,084)	(170)
Financing activities:
Proceeds from issuance of ordinary shares in Hong Kong public offering	—	6,018		—	—
Payment of ordinary share issuance costs	—	(10)		(15)	(2)
Net settlement on shares repurchased for withholding taxes related to share-based awards	—	—		50	7
Payment of share repurchase	—	—		(0)	(0)
Net proceeds from issuance of ordinary shares upon exercise of option	14	1		1	0
Proceeds of advances from subsidiaries	109	—		0	0
Proceeds from short-term bank borrowings	1,265	—		—	—
Repayment of short-term bank borrowings	—	(282)	A	—	—
Proceeds from long-term bank borrowings	5,206	—		—	—
Repayment of long-term bank borrowings	(5,169)	—		—	—
Proceeds from issuance of convertible senior notes	—	3,499		—	—
Repayment of convertible senior notes	—	(0)		(0)	(0)
Debt financing costs paid	—	(9)		—	—
Dividends paid	(658)	(678)		—	—
Net cash provided by financing activities	767	8,539		36	5
Effect of exchange rate changes on cash and cash equivalents	141	(790)		(272)	(43)
Net (decrease) increase in cash and cash equivalents	(334)	1,531		(1,311)	(206)
Cash, cash equivalents at the beginning of the year	695	361		1,892	297
Cash, cash equivalents at the end of the year	361	1,892		581	91

A—In 2020, Except for repayment of short-term bank borrowings by cash, short-term bank borrowings of RMB 4,628 was settled by investment in subsidiaries.

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

As of December 31, 2021, there are no material contingencies, mandatory dividend, and significant provision of long-term obligation or guarantee of the Company, except for those which have separately disclosed in the consolidated financial statements.

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

HUAZHU GROUP LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at
	Beginning of	Charge to Costs and	Charge to Other	Addition Due to	Charge Taken		Balance at
	Year	Expenses	Accounts	Acquisition	Against Allowance	Write off	End of Year

	(Renminbi in millions)
Allowance for accounts receivable, loan receivables and other financial assets:
2019	17	21	—	—	—	(16)	22
2020	22	65	7	—	—	(7)	87
2021	87	105	—	—	—	(64)	128
Valuation allowance for deferred tax assets

2019	107	79	—	—	(24)	(10)	152
2020	152	249	—	—	(32)	—	369
2021	369	151	—	—	(37)	(17)	466

******