Form 20-F
period 2023-12-31
H World Group Ltd
filed 2024-04-23
CIK 1483994

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Jun Zou

Chief Financial Officer

H World Group Limited

No. 1299 Fenghua Road

Jiading District

Shanghai 201803

People’s Republic of China

+86 (21) 6195-2011

zoujun002@hworld.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,159,046,350 Ordinary Shares.

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

Yes ☐      No ☐

i

ii

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB 7.0999, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 19, 2024, the exchange rate was US$1.00 to RMB 7.2403. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, in this annual report,

●	“ADRs” are to the American depositary receipts that may evidence our ADSs;
●	“ADSs” are to our American depositary shares, each representing ten ordinary shares;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;
●	“Consolidated Affiliated Entities” are to Tianjin Jizhu, Shanghai Huanmei and its wholly owned subsidiary Huanmei Travel, and Ningbo Futing, each of which is a Consolidated Affiliated Entity;
●	“Consolidated Fund” is to Ningbo Hongting Investment Management Center (LLP) (“Ningbo Hongting”) and its subsidiary;
●	“Deutsche Hospitality” or “legacy DH” refers to Steigenberger Hotels GmbH (formerly known as Steigenberger Hotels Aktiengesellschaft), a subsidiary of our company established under the laws of Germany on September 12, 1985, and its subsidiaries;
●	“EUR” or “Euro” refers to the legal currency of European Union;
●	“HKD” refers to the legal currency of Hong Kong;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
●	“Hong Kong Stock Exchange” is to The Stock Exchange of Hong Kong Limited;
●	“Huanmei Travel” is to Huanmei International Travel Agency (Shanghai) Co., Ltd.;
●	“leased hotels” are to leased-and-operated hotels;
●	“legacy Huazhu” refers to our company excluding Deutsche Hospitality;
●	“manachised hotels” are to franchised-and-managed hotels;
●	“Ningbo Futing” is to Ningbo Futing Enterprise Management Co., Ltd.;
●	“Ningbo Hongting” is to Ningbo Hongting Investment Management Center (LLP);
●	“occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;
●	“RevPAR” refers to revenue per available room, calculated by room revenue during a period divided by the number of available rooms of such hotel during the same period;

●	“ordinary shares” or “Shares” are to our ordinary shares, par value US$0.00001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“Shanghai Huanmei” is to Huanmei Information Technology (Shanghai) Co., Ltd.;
●	“Tianjin Jizhu” is to Tianjin Jizhu Information Technology Co., Ltd. (formerly known as Tianjin Mengguang Information Technology Co., Ltd.);
●	“US$” and “U.S. dollars” are to the legal currency of the United States;
●	“VIEs” are to the Consolidated Affiliated Entities and the Consolidated Fund; and
●	“We,” “us,” “our company,” “our” and “Huazhu” are to H World Group Limited (formerly known as Huazhu Group Limited and China Lodging Group, Limited), a Cayman Islands exempted company with limited liability, its predecessor entities and its subsidiaries and, in the context of describing our operations and consolidated financial information, the VIEs.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this annual report, including those regarding our future financial position, strategies, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate and any statements preceded by, followed by or that include the words “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “going forward,” “intend,” “may,” “ought to,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” “vision,” “aspire,” “target,” “schedules,” “goal,” “outlook” and the negative of these words and other similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect the current views of our management with respect to future events, operations, liquidity and capital resources, some of which may not materialize or may change. These statements are subject to certain known and unknown risks, uncertainties and assumptions, including the risk factors as described in this annual report. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. The risks and uncertainties facing us which could affect the accuracy of forward-looking statements include, but are not limited to, the following:

●	our anticipated growth strategies, including developing new hotels at desirable locations in a timely and cost-effective manner and launching a new hotel brand;
●	our future business development, results of operations and financial condition;
●	expected changes in our revenues and certain cost or expense items;
●	our ability to attract customers and leverage our brand;
●	trends and competition in the lodging industry;
●	the status of the relevant regulatory and legislative developments in the countries we operate; and
●	general economic, business and socio-political conditions globally, including recent Israel-Hamas war and Russia-Ukraine war.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

H World Group Limited is a holding company incorporated in the Cayman Islands. As a holding company, it has no material operations of its own and conducts substantially all its operations through its subsidiaries. China is one of our major markets, and we also have operations in other countries and areas including Europe, the Middle East and the Southeast Asia.

Permits and Permission Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries, and for some businesses the direct holding of which is restricted by PRC law, through the Consolidated Affiliated Entities, including the VIEs, which we are required to obtain certain permissions from the PRC authorities. The PRC government has exercised, and may continue to exercise, substantial influence or control across sectors of the Chinese economy. Our ability to operate in China may be undermined if our subsidiaries or the VIEs are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As of the date of this annual report, we and the VIEs have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that relevant policies in this regard will not change in the future, and such change may require us or our subsidiaries or VIEs to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries or VIEs do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

JunHe LLP is of the view that:

(a)pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and its relevant notes and five supporting guidelines (each, “Supporting Guideline”), which came into effect on March 31, 2023, PRC-based companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to conduct relevant filings with the CSRC.

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

As of the date of this annual report, none of our company, our subsidiaries or the VIEs has received any notice from the CAC or other PRC regulatory authorities that identifies any of these entities as a CIIO under the Cybersecurity Review Measures or has been required to go through a cybersecurity review by any PRC authorities. Also, none of our company, our subsidiaries or the VIEs has received any notice from the CAC or other PRC regulatory authorities that investigate our data processing activities or accuses our data processing activities affecting national security.

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

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a data export security assessment under certain circumstances, including, among others, (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing personal information of over one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC. Moreover, the Security Assessment Measures provide that for non-compliant cross-border data transfers that had been carried out before this regulation came into effect, rectification must be completed within six months from the effective date of the regulation. The said rectification includes, among others, a self-assessment on the risks of cross-border data transmission. After the completion of rectification, the data processor should file an application with the CAC by submitting materials including, (i) a declaration form; (ii) a self-assessment report on the risks of cross-border data transmission; (iii) the legal documents to be concluded by the data processor and the overseas recipient; and (iv) other materials necessary for data export security assessment.

As of the date of this annual report, we have conducted the self-assessment on the risks of the cross-border data transfers involved in our business operations pursuant to the regulation and have filed an assessment filing with the CAC within six months from the effective date of the regulation. We have received the written decision from the CAC approving the cross-border data transfers required for overseas hotel operation.

On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, which became effective on June 1, 2023. Pursuant to PRC law and such regulation, entering into a CAC-formulated standard contract with the overseas data recipient is a pre-requisite for a data processor to transfer data abroad, if such data processor meets all the following conditions: (i) it is not a CIIO; (ii) it processes personal information of fewer than one million individuals; (iii) it has cumulatively transferred personal information of fewer than 100,000 individuals abroad since January 1 of the previous year; and (iv) it has cumulatively transferred sensitive personal information of fewer than 10,000 individuals abroad since January 1 of the previous year. Within ten (10) working days after the standard contract takes effect, the data processor should file the executed standard contract with the CAC.

On March 22, 2024, the CAC enacted the Provisions on Promoting and Regulating Cross-Border Data Flows (the “Cross-Border Data Flows Provisions”), which replaced the trigger event of a data processor’s responsibility to apply for the data export security assessment, submit the standard contract filing, or obtain the compliance certification under the Security Assessment Measures and the Measures for the Standard Contract for Outbound Transfer of Personal Information, and further regulated that such responsibilities can be exempted under certain circumstances, including, among others: (i) an individual’s information must be provided abroad for entering into or performing a contract which the individual is a contracting party, such as for cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa processing and examination services; (ii) an employee’s information must be provided abroad for human resource management under the labor-relating rules and regulations and a collective contract signed in accordance with the law; (iii) an individual’s information that must be provided abroad to protect the safety of his/her life and property under emergency circumstances; and (iv) the cumulative number of the individuals’ information that a data processor (other than CIIO) transferred abroad in a year since January 1 is smaller than 100,000 individuals and no sensitive personal information is included.

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

Furthermore, under current PRC laws, regulations and regulatory rules, our PRC subsidiaries or VIEs may be required to obtain permissions from the CSRC and may be required to go through cybersecurity review by the CAC, in connection with any offering and listing in an overseas market. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our financing transactions offshore, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

We face various legal and operational risks and uncertainties as China is one of our major markets. We are subject to risks arising from the uncertainty in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly with little advance notice. In recent years, Chinese regulators have announced regulatory actions targeting certain sectors of China’s economy, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. Although the lodging industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese regulators will not in the future take regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital. Moreover, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in foreign markets, as well as foreign investment in China - based issuers like us, and the PRC regulatory authorities may intervene or influence our operations at any time, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC regulatory authorities to exert more oversight and control over offerings that are conducted overseas or foreign investment in China - based issuers, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

The financial impacts of these VIEs were immaterial to our historical consolidated financial statements. The VIEs in aggregate contributed an insignificant portion (less than 1%) of our total revenues and total net profit (loss) in each of the fiscal years ended December 31, 2021, 2022 and 2023 and the impact of the VIEs to our consolidated balance sheets as of December 31, 2021, 2022 and 2023 were also immaterial (in aggregate contributing less than 1% of our total assets as of these respective dates). If the PRC regulatory authorities deem that any of our business operations carried out through the VIEs do not comply with PRC regulatory restrictions, especially the restrictions on foreign investment in the relevant industries, or if the relevant regulations or their interpretation change in the future, the PRC regulatory authorities could disallow this structure, which could result in us being subject to penalties or being forced to relinquish its interests in the affected operations. Additionally, potential future actions by the PRC regulatory authorities could affect the legality and enforceability of the contractual arrangements underlying the VIE model, which, consequently, would affect our ability to consolidate the financial results of the VIEs. If any of these happens, there would likely be changes in our operations and/or changes in the value of the securities of the investors. In the worst circumstances, if the contribution from VIEs becomes significant to our operations and the VIE model does not comply with PRC laws and regulations, such changes could cause the value of our securities to significantly decline or become worthless. For more information, see “—D. Risk Factors—Risks Related to Our Corporate Structure” below in this annual report.

For our corporate structure as of the date of this annual report, including our significant subsidiaries and the VIEs, see “Item 4. Information on the Company—4.C. Organizational Structure” below in this annual report.

Recent Regulatory Developments

Cyber Security Review and Data Privacy Regulations

The PRC regulatory authorities have promulgated, among others, the Personal Information Protection Law of the PRC, the Data Security Law of the PRC and the Draft Amendment to Cyber Security Law of the PRC for public comments to ensure cybersecurity, data and personal information protection. These new laws, as well as other proposed regulations, demonstrate that relevant laws and regulations governing these areas are developing along with the enforced and constantly tightening of relevant regulatory supervision. The State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among other things, that certain competent authorities identify and protect critical information infrastructures. In addition, in November 2021, the CAC promulgated the Draft Cyber Data Security Regulations for public comments, which set forth different scenarios where data processors should apply for cybersecurity review. The CAC and a number of other departments under the State Council promulgated the Cybersecurity Review Measures on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Security Assessment Measures, which became effective on September 1, 2022 and require a data processor to apply to the CAC for a data export security assessment under certain circumstances. On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, which requires a data processor to enter into standard contracts under certain circumstances. On March 22, 2024, the CAC issued the Cross-Border Data Flows Provisions, which further regulates that the responsibility to apply for data export security assessments, submit standard contract, or obtain compliance certifications can be exempted under certain circumstances. See “—Permits and Permission Required from the PRC Authorities for Our Operations” above in this annual report for more information.

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

Potential CSRC Filings on Overseas Listing

On February 17, 2023, the CSRC promulgated the Trial Measures and relevant notes and Supporting Guidelines, which came into effect on March 31, 2023. The Trial Measures seek to regulate all types of overseas offerings and listings by PRC based companies, including: (a) direct overseas listings, i.e. overseas listings by joint-stock companies which are established in PRC (such as H shares, N shares, GDRs); and (b) indirect overseas listings, i.e. overseas listings by PRC based companies in the names of an overseas entity (such as red-chip listings), if such issuers meets both of the following conditions: (i) more than 50% of its audited financial indicators (either operating revenue, profits, total assets or net assets) for the most recent accounting year is accounted for by its PRC-based companies, and (ii) major business activities or operations are conducted within the territory of PRC; main places of business are located within the territory of the PRC; or the majority of senior management staff domicile in the PRC or are Chinese citizens.

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

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Provisions”), which became effective from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The Confidentiality and Archives Provisions further require that (a) a domestic enterprise that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic enterprise that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

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

The Holding Foreign Companies Accountable Act

Our financial statements contained in this annual report have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm that is headquartered in Shanghai, China with offices in other cities in China. It is a firm registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law, which became effective in March 2020, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, or the Regulatory Cooperation Mechanism; no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without a Regulatory Cooperation Mechanism or the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

The United States adopted the Holding Foreign Companies Accountable Act on December 18, 2020, and it was amended by the Consolidated Appropriations Act, 2023 on December 17, 2022, the amended act (the “HFCA Act”). The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB issued a report notifying the SEC of its determinations on December 16, 2021 that it was unable to inspect or investigation completely accounting firms headquartered in mainland China or Hong Kong, including our auditor Deloitte Touche Tohmatsu Certified Public Accountants LLP. We were also conclusively identified as a “Commission-Identified Issuer” under the HFCA Act on May 26, 2022 in respect of our Annual Report for 2021 on Form 20-F filed on April 27, 2022. Pursuant to amendments made to the HFCA Act in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking a first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result of this announcement, we were not for the fiscal year of 2022, and do not expect to be for the fiscal year of 2023 a Commission-Identified Issuer in respect of our annual report on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese regulatory authorities that could affect our listing status in the U.S.

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

Risk Factor Summary

Risks Related to Our Business

●	Our operating results are subject to conditions affecting the lodging industry in general;
●	Our business is sensitive to Chinese, European, Middle Eastern, Southeast Asian and global economic conditions. A severe or prolonged downturn in the Chinese, European, Middle Eastern, Southeast Asian or global economy could materially and adversely affect our revenues and results of operations;
●	The lodging industries in China, Europe, the Middle East, the Southeast Asia and other countries and regions where we operate are competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed;
●	Seasonality of our business and national or regional special events may cause fluctuations in our revenues, cause our ADS or ordinary share price to decline, and adversely affect our profitability;
●	We may not be able to manage our planned growth, which could adversely affect our operating results;
●	Failure to comply with data protection laws or maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits; and
●	We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.

Risks Related to Doing Business in China

●	We are subject to many of the economic and political risks associated with emerging markets due to our operations in China;
●	Inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations;
●	Developments in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us;
●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government influence, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless; and

●	If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ADSs, which may materially and adversely affect the value of your investment.

Risks Related to Our Corporate Structure

●	H World Group Limited is a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws;
●	Revenue and assets contributions from the Consolidated Affiliated Entities have not been material. Nonetheless, if the PRC regulatory authorities deem that the contractual arrangements in relation to the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Consolidated Affiliated Entities;
●	We rely in part on contractual arrangements with each of the Consolidated Affiliated Entities and their respective nominee shareholders to operate certain restricted business. These contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business;
●	If we exercise the option to acquire equity ownership of the Consolidated Affiliated Entities, the ownership transfer may subject us to certain limitations and substantial costs;
●	The nominee shareholders of the Consolidated Affiliated Entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition;
●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected; and
●	Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

Risks Related to our ADSs, ordinary shares and Our Trading Market

●	The market prices for our ADSs and/or ordinary shares have been and may continue to be volatile;
●	An active trading market for our ordinary shares on the Hong Kong Stock Exchange might not be sustained and trading prices of our ordinary shares might fluctuate significantly;
●	If securities or industry analysts do not continue to publish research or if they publish inaccurate or unfavorable research about our business, the market prices and trading volume for our ADSs and/or ordinary shares could decline;
●	Techniques employed by short sellers may drive down the market prices of the ADSs and/or ordinary shares;
●	We may need additional capital, and the sale of additional ADSs, ordinary shares or other equity securities could result in additional dilution to our shareholders and the incurrence of additional indebtedness could increase our debt service obligations;
●	As our founder and co-founders collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders; and
●	There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

Risks Related to Our Business

Our operating results are subject to conditions affecting the lodging industry in general.

Our operating results are subject to conditions typically affecting the lodging industry, which include:

●	changes and volatility in national, regional and local economic conditions in China, Europe, the Middle East, the Southeast Asia and other countries and regions where we operate;
●	competition from other hotels, the attractiveness of our hotels to customers, and our ability to maintain and increase sales to existing customers and attract new customers;
●	adverse weather conditions, natural disasters or travelers’ fears of exposure to contagious diseases and social unrest;
●	changes in travel patterns or in the desirability of particular locations;
●	increases in operating costs and expenses due to inflation and other factors;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
●	the quality and performance of managers and other employees of our hotels;
●	the availability and cost of capital to fund construction and renovation of, and make other investments in, our hotels;
●	seasonality of the lodging business and national or regional special events;
●	the possibility that leased properties may be subject to challenges as to their compliance with the relevant government regulations; and
●	maintenance and infringement of our intellectual property.

Changes in any of these conditions could adversely affect our occupancy rates, average daily room rates and RevPAR, or otherwise adversely affect our results of operations and financial condition.

Our business is sensitive to Chinese, European, Middle Eastern, Southeast Asian and global economic conditions. A severe or prolonged downturn in the Chinese, European, Middle Eastern, Southeast Asian or global economy could materially and adversely affect our revenues and results of operations.

China is one of our major markets, and we also have operations in other countries and areas including Europe, the Middle East and the Southeast Asia. We depend on domestic business and leisure travel customers in China for a significant majority of our revenues, and we also derive a relatively large portion of our revenues from Europe following our acquisition of Deutsche Hospitality in 2020. Our operations have expanded to the Middle East and the Southeast Asia. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the economies and travel industries primarily of China as well as those of Europe, the Middle East and the Southeast Asia.

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

The global financial markets experienced significant disruptions from time to time. In addition, conflicts between the United States and China have extended to multiple areas, which could place further pressure on China’s economic growth. For example, the U.S. government imposed economic and trade sanctions directly or indirectly affecting China-based technology companies. Such laws and regulations are likely subject to frequent changes, and their interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns or driven by political and/or other factors that are out of our control. In addition, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. All of these events have introduced uncertainties to the geopolitical situations and the global economic outlook. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by China. On the other hand, after a sustained period of low interest rates, interest rates have risen significantly in the U.S. and Europe since 2022. The combination of rising interest rates and inflation has resulted in significant market volatility and economic uncertainty. There have also been concerns over unrest in the Middle East and Africa, which have resulted in significant market volatility, and over the possibility of a war involving Iran or North Korea. Furthermore, eruptions of regional tensions, such as the ongoing military conflicts involving Israel and Palestine, Ukraine and Russia, and the related sanctions against Russia have resulted in major economic shocks worldwide and substantial volatility across global financial markets. Moreover, there have been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the tensions between Japan and its neighboring countries and about the uncertainties of growth in economies in the Southeast Asia. Economic conditions in China, Europe and the Middle East and the Southeast Asia are sensitive to global economic conditions.

It is unclear whether the above challenges will be contained or resolved and what effects they may have. Any prolonged slowdown in the Chinese, European, Middle Eastern, Southeast Asian or global economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The lodging industries in China, Europe, the Middle East, the Southeast Asia and other countries and regions where we operate are competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed.

The lodging industries in China, Europe, the Middle East and the Southeast Asia and other countries and regions where we operate, are highly fragmented. As a multi-brand hotel group, we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel groups as well as various independent hotels in each of the markets in which we operate, including Chinese hotel groups such as BTG Hotels, Jinjiang and Atour, as well as international hotel groups such as Marriott, Intercontinental, Accor and Hilton. We also face competitions from lodging products offered on platforms such as Airbnb and service apartments. New and existing competitors may offer more competitive rates, greater convenience, services or amenities or superior facilities, which could attract customers away from our hotels and result in a decrease in occupancy rates and average daily room rates of our hotels. Competitors may also outbid us for new leased hotel conversion sites, negotiate better terms for potential manachised or franchised hotels or offer better terms to our existing franchisees in connection with our manachised or franchised hotels, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels, especially given the increase in our hotel room rates to keep pace with inflation. Even if our peers cannot outcompete us, any increasing supply of hospitality assets in the areas we operate could negatively affect our operational and financial results. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

Seasonality of our business and national or regional special events may cause fluctuations in our revenues, cause our ADS or ordinary share price to decline, and adversely affect our profitability.

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

We launched our hotel brand HanTing Hotel in 2005, our economy hotel brand Hi Inn in 2008 and our midscale hotel brand JI Hotel in 2010. In 2012, we acquired the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, an upper midscale hotel brand; Joya Hotel, a hotel brand targeting the upscale market, in December 2013 and Elan Hotel, an economy hotel brand, in September 2014. We acquired Crystal Orange Hotel Holdings Limited, or Crystal Orange, in May 2017, which holds hotels under the brands of Crystal Orange Hotel and Orange Hotel. In August 2018, we completed the acquisition of a majority stake in Blossom Hotel Investment Management (Kunshan) Co., Ltd., or Blossom Hotel Management, which holds hotels under the brand of Blossom Hill Hotels & Resorts (currently Blossom House). We launched the Madison Hotel brand and Grand Madison Hotel brand in 2019. In 2020, Grand Madison Hotel was merged into Madison Hotel brand. In January 2020, we completed the acquisition of Deutsche Hospitality, which operates in Europe, the Middle East, Asia and Africa, with hotels under brands of Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, and Zleep Hotels. In 2020, we acquired the Ni Hao Hotel brand, and started to develop and operate hotels under this brand. In May 2021, we completed the acquisition of CitiGO, which operates hotels under the brand of CitiGO Hotel. We also launched our luxury hotel brands Steigenberger Icon and Song Hotels in 2021. In addition to the hotel brands owned by us, we entered into strategic alliance transactions with Accor S.A., or Accor. in January 2016, and are developing Accor’s certain number of hotel brands in PRC, Taiwan and Mongolia under our brand franchise agreements.

We cannot guarantee the size and profitability of the various market segments that each new brand is targeting. The business models of these new brands are not proven, and we cannot guarantee that they can generate return comparable to the established brands. The process of developing new brands may divert management attention and resources from our established brands. We may not be able to find competent management staff to lead and manage the execution of the multi-brand business strategy. If we are unable to successfully execute our multi-brand strategy to target various market segments, we may be unable to generate revenues from these market segments in the amounts and by the times we anticipate, or at all, and our business, competitive position, financial condition and prospects may be adversely affected.

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

The lease agreements between our lessors and us typically provide, among other things, that the leases could be terminated under certain legal or factual conditions. If our leases were terminated early, our operation of such properties may be interrupted or discontinued, and we may incur costs in relocating our operations to other locations. Furthermore, we may have to pay losses and damages and incur other liabilities to our customers and other vendors due to our default under our contracts. As a result, our business, results of operations and financial condition could be materially and adversely affected.

We plan to retain the operation of our leased hotels upon lease expiration through (i) renewal of existing leases or (ii) execution of franchise agreements with the lessors. We cannot assure you, however, that we will be able to retain our hotel operation on satisfactory terms, or at all. In particular, we may experience an increase in our rent payments and cost of revenues in connection with renegotiating our leases. If we fail to retain our hotel operation on satisfactory terms upon lease expiration, our costs may increase, and our profit generated from the hotel operation may decrease in the future. If we are unable to pass the increased costs on to our customers through room rate increases, our operating margins and earnings could decrease, and our results of operations could be materially and adversely affected.

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

We may have disputes with our franchisees, and they may terminate the franchise agreements with us earlier if the franchised hotels’ performance is worse than they expected.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, in the past years, we invested in Beijing Qingpu Tourism Culture Development Co., Ltd., AAPC Hotel Management Limited, China Cjia Group Limited and Oravel Stays Private Limited. We completed the acquisition of Crystal Orange, Blossom Hotel Management and Deutsche Hospitality. We also jointly established Yongle Huazhu Hotel & Resort Group with a subsidiary of Sunac China Holdings Limited and Chengdu Global Times Exhibition and Travel Development Company Limited to develop and operate hotels.

The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. In addition, following completion of an acquisition or investment, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of benefits after integration and the actual cost of delivering such benefits may exceed the anticipated cost. Potential risk exposures associated with acquisition or investments, difficulties in business integration, requirements of cost, expenses and management attention may be more severe and unpredictable if international acquisitions and investments are involved. Any difficulties encountered in the acquisition or investment and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition. In addition, if we purchase shares from the open market, we may experience volatility in our investments as the prices of such shares fluctuate frequently. For example, we incurred loss from fair value changes of equity securities associated with shares we purchased from the open market in the past. If a financial or strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.

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

In Germany, our hotels are operated on the legal basis of lease, management or franchise agreements. Some agreements for hotels located in Germany are concluded subject to conditions precedent or require a consent by a third party, such as authorities in case of local measurement areas (for example, re-development) or ground owners in case of a hereditary building right. There are no indications that these requirements have not been fulfilled; however, if not met, failure to meet these requirements could potentially invalidate the respective agreements or lead to the renegotiation of these agreements which could result in less favorable terms. Furthermore, provisions or parts of lease, management or franchise agreements may not be effective or may lead to legal disputes. This could lead to additional cost burdens for our hotel operations. In addition, some of our leases, management or franchise agreements contain break rights and rescission rights entitling the landlords to terminate the agreements on a certain date or upon the occurrence of certain events. Further, in case of a fixed lease period of more than one year, German law provides for a written-form requirement regarding material terms of leases and therefore excludes an ordinary termination right prior to the lapse of the lease period. However, in case of a written-form defect, the lease agreement is not considered void but will be deemed to have an unlimited lease period with an ordinary termination right by law. Some of our leases may have a written-form defect, which effectively leads to a statutory termination right with a notice period. Such legal notice – in general – has to be given at the beginning of a calendar quarter with the termination being effective at the end of the following calendar quarter (i.e., the notice period is between six and nine months, depending on the date of the termination notice). Similar issues, except for the written-form defect, may occur in connection with our managed and franchised hotels.

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

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have less control compared to our leased and owned hotels. As of December 31, 2023, we manachised and franchised approximately 92.6% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our presence in China and our overseas markets. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control.

Our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints, and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting our results of operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. For example, in 2023, we closed 204 manachised and franchised hotels that did not comply with our brand and operating standards.

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

If we are unable to access funds to maintain our hotels’ condition and appearance, or if our franchisees fail to make investments necessary to maintain or improve their properties, the attractiveness of our hotels and our reputation could suffer, and our hotel occupancy rates may decline.

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

Our technology platform plays a central role in our management of inventory, revenues, loyalty program and franchisees. We also rely on our call center and mobile application to facilitate customer reservations. Our systems remain vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and other similar events. Our servers, which are maintained in Shanghai, Singapore and Frankfurt, may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios.

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

The PRC regulatory and enforcement regime regarding privacy and data security is evolving and tightening:

●	The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways.
●	On November 7, 2016, the Standing Committee of the PRC National People’s Congress, or the NPC Standing Committee, issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. In addition, pursuant to the Cyber Security Law of the PRC, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China, or the CAC.
●	In June 2021, the NPC Standing Committee promulgated the Data Security Law of the PRC, which took effect in September 2021. The Data Security Law of the PRC applies to data handling activities carried out within the territory of the PRC. The Data Security Law of the PRC further provides that data processing activities carried out outside of China, which harm national security, public interest or legal interests of Chinese citizens and organizations, should be subject to legal liabilities. Pursuant to the Data Security Law of the PRC, those conducting data handling activities should, in accordance with laws and regulations, establish and perfect a data security management system across their entire workflow and adopt the corresponding technical measures and other necessary measures to ensure data security.
●	The Civil Code of the PRC (effective since January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws.
●	The Personal Information Protection Law, which took effect on November 1, 2021, outlines the main system framework and comprehensive requirements for personal information processing.
●	On July 2, 2020, the CAC announced that it had launched a cybersecurity review of DiDi Global, a company with its principal operations in China that had recently listed on the NASDAQ to prevent the risk of national data security breach and protect national security and public interest. The CAC then ordered the removal of DiDi’s app from China’s smartphone app stores. On July 5, 2021, the CAC announced the commencement of cybersecurity review of “Yunmanman,” “Huochebang” and “BOSS Zhipin” and suspended their registration of new users.

●	On July 30, 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which came into effect on September 1, 2021. Under such Regulations, critical information infrastructure refers to the important network facilities and information systems in crucial industries and fields such as public telecommunications, information services, energy, transportation, water conservancy, finance, public services, e-government and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, national economy, the people’s livelihood and public interests. According to such Regulations, a CIIO is required to perform certain obligations to protect the critical information infrastructure’s security, including but not limited to, conducting network security tests and risk assessments at least once a year. The security protection departments are responsible for organizing the identification of CIIOs in their respective industries and areas in accordance with the identification rules and shall inform the identification results to the operators of network facilities and information systems in a timely manner and in the meanwhile report such results to the public security department of the State Council. As of the date of this annual report, none of our company, or our operating subsidiaries has been identified as a CIIO by the CAC or other PRC regulatory authorities. Nevertheless, PRC regulatory authorities have wide discretion in the interpretation and enforcement of these laws. As a hotel management group operating a large hotel booking internet, we are still exposed to risks of being deemed to be a CIIO. If we are identified as a CIIO, we would be required to fulfill various obligations as required under applicable PRC laws for CIIOs, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents, and conducting regular emergency drills.
●	In December 2021, the CAC and related authorities promulgated the Cybersecurity Review Measures, or the Cybersecurity Measures, which took effect on February 15, 2022. According to the Cybersecurity Measures, a company is subject to cybersecurity review if it affects or may affect national security and falls under any of the following circumstances: (i) it is a critical information infrastructure operator who purchases network products and service, or (ii) it is a network platform operator who carries out data processing activities. In addition, any network platform operator possessing over one million users’ personal information must apply for a cybersecurity review before listing abroad. Relevant PRC regulatory authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.
●	On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a data export security assessment under certain circumstances, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing personal information of over one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC. Moreover, the Security Assessment Measures provide that for non-compliant cross-border data transfers that had been carried out before this regulation came into effect, rectification must be completed within six months from the effective date of the regulation.
●	On September 12, 2022, the Standing Committee of the PRC National People’s Congress promulgated the Draft Amendment to Cyber Security Law of the PRC for public comments. Pursuant to the draft amendment, the CAC imposed more severe and comprehensive fines and other penalties for the offences under CSL, among others, the director, supervisor, or senior executive of a company that is in violation of CSL would be prohibited from continuing to serve as a director, supervisor, or senior executive of that company.
●	On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, which became effective on June 1, 2023. Pursuant to such regulation, entering into a CAC-formulated standard contract with the overseas data recipient is a pre-requisite for a data processor to transfer data abroad, if such data processor meets all of the following conditions: (i) it is not a CIIO; (ii) it processes personal information of fewer than one million individuals; (iii) it has cumulatively transferred personal information of fewer than 100,000 individuals abroad since January 1 of the previous year; and (iv) it has cumulatively transferred sensitive personal information of fewer than 10,000 individuals abroad since January 1 of the previous year. Within ten (10) working days after the standard contract takes effect, the data processor should file the executed standard contract with the CAC.

●	On September 28, 2023, the CAC issued the Provisions on Regulating and Promoting Cross - Border Data Flows (Draft for Comments) for public consultation. On that basis, the CAC has then enacted the official Cross - Border Data Flows Provisions on March 22, 2024, according to which a company is exempted from applying for the data export security assessment, submitting the standard contract filing, or obtaining the compliance certification when the cumulative number of the individuals’ information that a data processor (other than CIIO) transferred abroad in a year since January 1 is smaller than 100,000 individuals and no sensitive personal information is included.

We have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information and ensure secured storage and transmission of data and prevent unauthorized access or use of data. As of the date of this annual report, except for receiving the confirmation from CAC regarding our data export assessment filing of cross-border data transfer, we have not received any notice of and are not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority. However, we cannot guarantee that the regulators will recognize our measures as sufficient. As there remains significant uncertainty in the interpretation and enforcement of China’s laws and regulations in relation to data security and cross-border transfer of personal information, we cannot assure you that we will be able to comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including reputational damage, legal proceedings against us, which may affect our business, financial condition and results of operations.

PRC regulators, including the NPC Standing Committee, the CAC, the Ministry of Industry and Information Technology and the Ministry of Public Security, have been increasingly focused on the regulation of data security and data protection. The interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may change continually through new legislation, amendments to existing legislation and changes in enforcement. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could cause us to incur substantial compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to civil litigation brought by relevant individuals, administrative penalties, including fines, suspension of business, website closure, and revocation of prerequisite licenses, and criminal penalties in severe violation of relevant legal requirements, and our reputation and results of operations could be materially and adversely affected.

In addition, after our acquisition of Deutsche Hospitality, the European Union has become an important region for our data protection compliance. European data protection laws, in particular the Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (GDPR) (complemented by EU Member States Law on data protection such as the German Federal Data Protection Act), include strict rules on the processing of personal data, including the transfer of data from the European Union to China. Under the GDPR, any personal data may be used only if there is a legal justification (which could be a consent or an express statutory justification set out in the GDPR or other applicable EU laws), and the use must be restricted to legitimate purposes. Deutsche Hospitality has taken various technical and organizational measures, which are regularly reviewed and updated, to stay compliant, including appointment of a data protection officer and a special data protection working group, regulation of data processes, risk management assessment, preparation of relevant documentation and training. We also put high emphasis on proper dealing with data subject rights requests, i.e., the requests of customers, employees and other natural persons regarding our use of their data. We, including Deutsche Hospitality, take GDPR requirements and, in particular, data subject rights requests very seriously. However, we cannot guarantee that we are fully compliant in this complex area where many items are still unclear. This includes, in particular, international data transfers which are a complex topic in general. Theoretically, fines for a violation of the GDPR can amount up to 4% of the global turnover of the whole group.

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

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy. As of December 31, 2023, we had received copyright registration certificates for 166 software programs developed by us.

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

We may also be subject to claims for infringement, invalidity, or indemnification relating to third parties’ intellectual property rights. Regardless of their merits, such third-party claims may be time-consuming and costly to defend, divert management attention and resources, or require us to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.

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

We place substantial reliance on the experience and the institutional knowledge of members of our current management team. Mr. Qi Ji, our founder and chairman of the board, Mr. Hui Jin, our chief executive officer, Mr. Jun Zou, our chief financial officer, and other members of the management team are particularly important to our future success due to their substantial experiences in lodging and other consumer-service industries. Finding suitable replacements for Mr. Qi Ji, Mr. Hui Jin, Mr. Jun Zou and other members of our management team could be difficult, and competition for such personnel of similar experience is intense. The loss of the services of one or more members of our management team due to their departures or otherwise could hinder our ability to effectively manage our business and implement our growth strategies.

We are subject to various laws and regulations, including franchise, hotel industry, construction, hygiene, health and safety environmental, anti-monopoly and advertising laws and regulations that may subject us to liability.

Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to complete the filing and submit annual reports with the MOFCOM, to engage in the hotel franchising business. In addition, each of our hotels in China is required to obtain a special industry license from the local public security authority and complete fire prevention safety inspection/commitment with the local fire and rescue department, to have hotel operations included in the business scope of its business license, to obtain hygiene permits, and to comply with license requirements and laws and regulations with respect to construction permit, zoning, fire prevention, public area hygiene, food safety, public safety and environmental protection. We are also subject to anti-monopoly, advertising and other laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Hotel Operation.” If we fail to comply with any applicable franchise, hotel industry, construction, hygiene, health and safety environmental, anti-monopoly and advertising laws and regulations related to our business, we may be subject to potentially significant monetary damages and fines or the suspension of our operations or development activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses.

New zoning plans or regulations applicable to a specific location may cause us to relocate our hotel(s) in that location or require additional approvals and licenses that may not be granted to us promptly or at all, which may adversely affect our operating results. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances in our development activities, or to otherwise operate in compliance with environmental laws could also subject us to potentially significant monetary damages and fines or the suspension of our hotel development activities or hotel operations, which could materially adversely affect our financial condition and results of operations. Some of our hotels are not in full compliance with all of the applicable requirements. Such failure to comply with applicable construction permit, environmental, fire prevention, health and safety laws and regulations related to our business and hotel operation may subject us to potentially significant monetary damages and fines or the suspension of operations and development activities of our company or related hotels. We could be subject to any challenges or other actions with respect to such non-compliance.

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

We had net intangible assets of RMB5,278 million and RMB5,280 million (US$744 million) as of December 31, 2022 and 2023, respectively. Our intangible assets consist primarily of brand names, master brand agreements, franchise or manachise agreements and our purchased software.

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

We recorded impairment loss of RMB170 million and RMB166 million (US$23 million) for the years ended December 31,2022 and 2023, respectively. The extent, magnitude and duration of multiple factors, such as market conditions, changes in business factors and adjustments to our strategies, may change the assumptions and estimates used in the indefinite life intangible assets valuation, which could result in future impairment charges. There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge will have the effect of decreasing our earnings, assets and shareholders’ equity.

We may suffer impairment losses for our goodwill.

We have acquired businesses from time to time, which have resulted in the recognition of goodwill on our financial statements. We had goodwill of RMB5,195 million and RMB5,318 million and (US$749 million) as of December 31, 2022 and 2023, respectively. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Factors that could lead to impairment of goodwill include significant adverse changes in the business climate, unanticipated changes in the competitive environment, adverse legal or regulatory actions or developments, changes in clients’ perception and the reputation of our brands, changes in interest rates, our strategic realignment, unfavorable changes in our stock price and market capitalization, and deterioration in our financial condition.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels.

Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome, COVID-19 or other epidemics. For example, in recent years, there have been reports on the occurrences of avian influenza in various parts of China, Europe and other countries and regions that we operate, including hundreds of confirmed human deaths. In addition, the COVID-19 pandemic had caused material disruptions to our business operations in China and Europe since early 2020 till early 2023. Though we have witnessed strong recovery in our operations in both China and Europe throughout 2023, the ultimate effects of the COVID-19 due to its unprecedented nature remains uncertain and unpredictable. Even if the pandemic diminishes, its global economic repercussions, including any resulting recession, could continue to adversely affect our business. Therefore, the impact of the COVID-19 pandemic or any similar health epidemic on our business is uncertain and could be substantial. Losses caused by epidemics, adverse weather conditions, natural disasters and other catastrophes, including earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China, Europe and other countries and regions that we operate. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenues from the hotel. In that event, we might nevertheless remain obligated for any financial commitments related to the hotel.

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

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Our independent registered public accounting firm has issued an attestation report as of December 31, 2023. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading prices of our ADSs and/or ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, leased properties, share transfer, employment, non-competition and labor law, fiduciary duties, personal injury, death, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. For example, as of December 31, 2023, we had some pending legal, administrative and arbitration proceedings, including lease contract disputes, franchise agreement disputes and labor disputes. Moreover, in the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third- party patents or other third-party intellectual property rights.

We generally are not liable for the willful actions of our franchisees and property owners; however, there is no assurance that we would be insulated from liability in all cases.

Risks Related to Doing Business in China

We are subject to many of the economic and political risks associated with emerging markets due to our operations in China.

With global presence, including but not limited to Europe, the Middle East and the Southeast Asia, we conduct a substantial portion of our business and operations in China. As the lodging industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. The PRC regulatory authorities have implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by regulatory control over capital investments or changes in environmental, health, labor or tax regulations that are applicable to us.

As the PRC economy is increasingly intricately linked to the global economy, it is affected in various respects by downturns and recessions of major economies around the world, such as the global financial crisis and sovereign debt crisis in Europe. Stimulus measures designed to help China weather the global financial crisis may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and hotel operating expenses, may increase as a result of higher inflation. Measures to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition. In addition, the PRC regulators exercise influence over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, monetary policy, and preferential treatment for particular industries or companies where the regulators deem appropriate to further regulatory, political and societal goals. Certain measures adopted by the PRC regulatory authorities, such as changes of the People’s Bank of China’s statutory deposit reserve ratio and lending guideline imposed on commercial banks, may restrict loans to certain industries. The State Administration of Foreign Exchange, or “SAFE”, and the relevant Chinese banks where our operating subsidiaries or VIEs in China opened bank accounts may adopt restrictions on the cross-border payment obligations and dividends repatriation made by these subsidiaries or VIEs by way of “window guidance” measures. These actions, as well as future actions and policies, could materially affect our liquidity and access to capital and our ability to operate our business. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Specifically, deterioration in political conditions and abrupt changes in Sino - U.S. relations are difficult to predict and could adversely affect China’s overall economic and market conditions and consequently our business, operating results and financial condition. Any ongoing controversies between the United States and China, whether or not related to our business, could cause investors to be unwilling to hold or buy our ADSs and consequently cause the trading price of our ADSs to decline.

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

China is one of our major markets and most of our operations are conducted in the PRC through our PRC subsidiaries, and are governed by PRC laws, rules and regulations. The PRC legal system is based on written statutes. It is a system in which prior court decisions have limited value as precedents. Our PRC subsidiaries and the VIEs are subject to various PRC laws and regulations generally applicable to companies in China. However, these laws and regulations are relatively new, and the PRC legal system continues to rapidly evolve.

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

On August 8, 2006, six PRC regulatory agencies, namely the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, as amended on June 22, 2009, purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking the CSRC approval of their overseas listings.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (which came into effect on March 31, 2023) and its relevant notes and five supporting guidelines. Pursuant to these regulations, if the offering and listing of securities in an overseas market are made in the name of an offshore entity based on equity, assets, earnings of PRC companies that operate the offshore entity’s main businesses, such offering or listing of securities is subject to filing requirements of the CSRC. These regulations apply to various types of overseas equity offerings and listings, including re-financing, secondary or dual primary listings, listing through special purchase acquisition companies, issuance of equity incentive awards, issuance of equity securities or securities convertible into or exchangeable for equity securities. Issuers conducting these transactions will need to make filings with the CSRC. According to the Circular on the Arrangements for the Filing-based Administration of Overseas Securities Offering and Listing by Domestic Companies, for companies that have already offered shares or been listed overseas prior to the implementation of such new regulations, these companies qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent re-financing event occurs. These new regulations and their future developments could potentially complicate our future equity offerings and require us to incur significant compliance costs.

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

China is undergoing a rapid urbanization process, and zoning requirements and other regulatory mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other regulatory mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. For example, as of December 31, 2023, we were notified by local regulatory authorities that we may have to demolish three additional leased hotels due to local zoning requirements. Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate. In 2023, 14 manachised hotels were demolished due to local zoning requirements. Similar demolitions, termination of franchise agreements or interruptions of our hotel operations due to zoning or other local regulations could occur in the future. Any such further demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant regulatory authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

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

The PRC regulators impose controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange” for discussions of the principal regulations and rules governing foreign currency exchange in China. We receive a substantial portion of our revenues in RMB. For most capital account items, approval from appropriate regulatory authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC regulators may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs and ordinary shares, which would adversely affect the value of your investment.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC laws and regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain percentage of its after-tax earnings each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2023, a total of RMB1,029 million (US$145 million) was not distributable in the form of dividends to us due to these PRC regulations. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the PRC subsidiaries’ share capital of RMB2,809 million (US$396 million) as of December 31, 2023 is considered restricted. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from offerings of the ADSs, ordinary shares or other securities to make loans or additional capital contributions to our PRC operating subsidiaries and VIEs.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries and VIEs is subject to PRC regulatory requirements. These regulatory requirements may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of ADSs, ordinary shares or other securities to make loans or additional capital contributions to our PRC operating subsidiaries and VIEs, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations. For example, SAFE promulgated the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects, or Circular 16, on June 9, 2016. Under Circular 16, registered capital of a foreign-invested company settled in RMB converted from foreign currencies shall be subject to certain limitations prescribed under Circular 16, which was amended by Circular of the State Administration of Foreign Exchange on Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation issued by SAFE on December 4, 2023. In addition, according to Regulation on Foreign Exchange Administration amended on August 5, 2008, foreign-invested companies may not change how they use such capital without SAFE’s approval.

Furthermore, any offshore funds that we use to finance our PRC entities, including the net proceeds from the offering of the ADSs, ordinary shares or other securities, are subject to the foreign investment regulations and foreign exchange regulations in the PRC. We may make loans to our PRC entities, but they are subject to such PRC entities’ sufficient foreign debt quota and foreign exchange loan registration with SAFE. For example, loans by us to our PRC entities (as foreign-invested enterprises) in China to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, the cross-border financing leverage ratio and the macro prudential coefficient (“Macro-prudential Management Mode”) under relevant PRC laws, and the loans must be registered with SAFE. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021 and the Notice on Matters concerning the Macro - Prudential Management of Full - Covered Cross - Border Financing issued on January 11, 2017, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to two times of their respective net assets.

In addition, the application of the proceeds under the ADSs, ordinary shares or other securities is subject to the foreign exchange regulations in the PRC. We may also decide to finance our entities by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment, capital contributions to our PRC operating subsidiaries and VIEs is no longer subject to the approval of the MOFCOM or its local branches. Instead, if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be filed and registered with relevant regulatory authorities, including the MOFCOM, or its local counterparts, the State Administration for Market Regulation, or SAMR, through the Enterprise Registration System and the National Enterprise Credit Information Publicity System, and SAFE. However, we cannot assure you that the regulations will always remain favorable to us. If the regulations are revised in the future or we fail to complete such registration or obtain such approvals on time, our ability to use the proceeds of the ADSs, ordinary shares or other securities and to capitalize our operations in PRC may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

In February 2012, the SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, which requires PRC individual participants of stock incentive plans to register with the SAFE and to comply with a series of other requirements. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.” We are an offshore listed company and as a result we and the participants of our share incentive plans who are PRC citizens or non-PRC citizens residing in China successively for at least one year, or, collectively, the PRC participants, are subject to Circular 7. While we completed the foreign exchange registration procedures and complied with other requirements according to Circular 7 in June 2012 and September 2023, we cannot provide any assurance that we or the PRC participants of our share incentive plans will be deemed by regulatory authorities to have complied with the requirements imposed by Circular 7. If we or the PRC participants of our share incentive plans fail to comply with Circular 7, we or the PRC participants of our share incentive plans may be subject to fines or other legal sanctions imposed by SAFE or other PRC regulatory authorities and our ability to further grant shares or share options under our share incentive plans to, and to adopt additional share incentive plans for, our directors and employees may be restricted. Such events could adversely affect our business operations.

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

The United States adopted the HFCA Act on December 18, 2020, which was amended by the Consolidated Appropriations Act, 2023 on December 17, 2022, the amended act. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years (beginning with those we filed in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including NASDAQ, or in the over-the-counter trading market in the U.S. Pursuant to amendments made to the HFCA Act in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. The process for implementing trading prohibitions pursuant to the HFCA Act will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government. The first such list was announced by the PCAOB on December 16, 2021, and our auditor was included on that list.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking a first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result of this announcement, we were not for the fiscal year of 2022, and do not expect to be for the fiscal year of 2023, a Commission-Identified Issuer in respect of our annual report on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese regulators that could affect our listing status in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

The current industry entry clearance requirements governing foreign investment activities in the PRC are set out in two categories, namely the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the NDRC and the MOFCOM, which became effective on January 1, 2023 (the “Encouraged List”), and the Negative List (2021 Edition). Industries listed in the Encouraged List are generally deemed “encouraged” for foreign investments, and industries not listed in either of these two lists are generally deemed “permitted” for foreign investments unless specifically prohibited or restricted by other PRC laws. According to the Negative List (2021 Edition), a foreign stake in a value-added telecommunications service may not exceed 50% (except for e-commerce, domestic conferencing, store-and-forward, and call center services). Pursuant to the Regulations on Travel Agencies (2020 Revision), which was promulgated by the State Council and became effective on November 29, 2020, generally, no foreign-invested travel agency may operate a business providing travel services to Chinese mainland residents’ traveling to other countries or to the Hong Kong or Macao Special Administrative Region, or Taiwan.

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

H World Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by our subsidiaries, a majority of which are based in China and Europe, and through contractual arrangements with the Consolidated Affiliated Entities. The Consolidated Affiliated Entities include (i) Tianjin Jizhu, (ii) Shanghai Huanmei and Huanmei Travel, and (iii) Ningbo Futing. Mr. Pengfei Jiang, who is the director/supervisor of certain of our subsidiaries, holds 100% of equity interest in Tianjin Jizhu. Mr. Pengfei Jiang and Mr. Andong Chen, our employee, hold 90% and 10% of equity interest in Shanghai Huanmei, respectively. Mr. Dongfu Shi, who is the director of certain of our subsidiaries, holds 100% of equity interest in Ningbo Futing.

We rely in part on contractual arrangements entered into among Huazhu Hotel Management Co., Ltd., a wholly-owned subsidiary of H World Group Limited (“HZ Hotel Management”), the Consolidated Affiliated Entities and their respective nominee shareholders to operate certain restricted business. We have control over and are the primary beneficiary of the Consolidated Affiliated Entities for accounting purposes and, therefore, have consolidated the financial results of the Consolidated Affiliated Entities in our consolidated financial statements in accordance with U.S. GAAP. Any references to control or benefits that accrue to us because of the Consolidated Affiliated Entities in this annual report are limited to, and are subject to conditions for consolidation of, the Consolidated Affiliated Entities under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities. Investors in our ADSs and ordinary shares are not purchasing equity interest in our operating entities in China, but instead are purchasing an equity interest in H World Group Limited, a Cayman Islands holding company. The Consolidated Affiliated Entities do not have a material contribution to our results of operations and the Consolidated Affiliated Entities do not support material revenues reported within other subsidiaries of our company. The Consolidated Affiliated Entities are consolidated with our results of operations for accounting purposes. If the Consolidated Affiliated Entities or the respective nominee shareholders of the Consolidated Affiliated Entities fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Consolidated Affiliated Entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Consolidated Affiliated Entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contractual arrangements would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, the legal framework and system in China, in particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties regarding the enforcement of laws in China could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of variable interest entities should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the Consolidated Affiliated Entities, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “ —Risks Related to Doing Business in China—Developments in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” below in this annual report.

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

Risks Related to Our ADSs, Ordinary Shares and Our Trading Market

The market prices for our ADSs and/or ordinary shares have been and may continue to be volatile.

The market price for our ADSs has been volatile and ranged from a low of US$33.03 to a high of US$52.49 on the NASDAQ Global Select Market in 2023. Likewise, the high and low prices of our ordinary shares on the Hong Kong Stock Exchange in 2023 were HK$41.45 and HK$25.9, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or ordinary shares. Some of these companies have experienced significant volatility. The trading performance of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the United States and consequently may impact the trading performance of our ADSs and/or ordinary shares. The market price is subject to wide fluctuations in response to various factors, including the following:

●	actual or anticipated fluctuations in our quarterly operating results;
●	changes in financial estimates by securities research analysts;
●	conditions in the travel and lodging industries;
●	changes in the economic performance or market valuations of other lodging companies;

●	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
●	addition or departure of key personnel;
●	fluctuations of exchange rates between the RMB and U.S. dollar, Hong Kong dollar or other foreign currencies;
●	potential litigation or administrative investigations;
●	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs or ordinary shares; and
●	political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong, Europe, the Middle East and the Southeast Asia or other countries and regions that we operate.

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

We believe that our current cash and cash equivalents, anticipated cash flow from operations, and funds available from borrowings under our bank facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2024) will be sufficient to meet our anticipated working capital cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including expansion through leased and owned hotels and any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could dilute the interests of our shareholders and ADS holders and adversely impact the market prices of our ADSs and/or ordinary shares. Our incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Due to the global outbreak of COVID-19, our business was significantly impacted and we experienced operating losses in 2021 and 2022. We recorded net loss attributable to H World Group Limited of RMB465 million and RMB1,821 million in 2021 and 2022, respectively. We have witnessed recovery in 2023. Our operating income and net income attributable to H World Group Limited in 2023 totaled RMB4,714 million and RMB4,085 million (US$575 million), respectively. As of December 31, 2023, our current liabilities exceeded our current assets by US$752 million. Our ability to continue to meet our working capital demands depends on our ability to generate cash flows from operations and to arrange adequate financing arrangements. For more information, please see “Item 5. Operating and financial review and prospects—5.B. Liquidity and Capital Resources.” If we are unable to continue funding our business operations or achieve or maintain profitability, the market price of our ADSs may significantly decrease.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the prices of our ADSs and/or ordinary shares.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs and/or ordinary shares could fall. For example, as of December 31, 2023, we had approximately 95.1 million non-vested restricted stocks and 28.5 million share options outstanding. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. Ordinary shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs and/or ordinary shares could be adversely affected.

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

As of March 31, 2024, our founder, Mr. Qi Ji, who is also our chairman of the board and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially owned approximately 31.3% of our outstanding ordinary shares on an as-converted basis. The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company or of our assets and might reduce the price of our ADSs and/or ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs and/or ordinary shares.

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

ADS holders may not have the same voting rights as the holders of our ordinary shares and generally have fewer rights than our ordinary shareholders and must act through the depositary to exercise those rights.

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

We completed our public offering and listing in Hong Kong in September 2020 and the trading of our ordinary shares on the Hong Kong Stock Exchange commenced on September 22, 2020 under the stock code “1179.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have been granted a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), the Code on Takeovers and Mergers and Share Buy-backs (the “Takeovers Codes”) and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”). As a result, we will adopt different practices as to those matters, including with respect to the content and presentation of our annual reports and interim reports, as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers. Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ordinary shares and ADSs over our most recent financial year takes place on the Hong Kong Stock Exchange’s markets, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), the Takeovers Codes and the SFO, which could result in our needing to undertake additional compliance activities, to devote additional resources to comply with new requirements, and our incurring of incremental compliance costs.

ADS holders may not be able to participate in rights offerings and may experience dilution of his, her or its holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

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

Our currently effective articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our currently effective articles of association contain provisions that have potential to limit the ability of others to acquire control of our company or cause us to enter into change-of-control transactions. These provisions could have the effect of depriving our shareholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

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

The provisions of our currently effective articles of association may encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, these provisions may also discourage acquisition proposals or delay or prevent a change in control that could be beneficial to holders of our ordinary shares and ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited. The ability of U.S. or Hong Kong authorities to bring actions against us or our management may also be limited.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and conduct a substantial portion of our business and operations through our subsidiaries in China, the world’s largest emerging market. With the acquisition of Deutsche Hospitality in January 2020, we also operate part of our business in Germany, among other jurisdictions. Most of our officers reside outside the United States and Hong Kong and some or all of the assets of those persons are located outside of the United States and Hong Kong. It may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands, China, Hong Kong or Germany in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind outside the Cayman Islands, China, Hong Kong or Germany, the laws of the Cayman Islands, China, Hong Kong and Germany may render you unable to effect service of process upon, or to enforce a judgment against our assets or the assets of our directors and officers. There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the foreign courts against our company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Our corporate affairs are governed by our currently effective memorandum and articles of association and by the Companies Act, Cap 22 (Act 3 of 1961, as consolidated and revised) (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and Hong Kong, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States or the courts of Hong Kong. Furthermore, our currently effective articles of association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

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

On February 24, 2023, the CSRC released the Confidentiality and Archives Provisions, which came into effect on March 31, 2023. Pursuant to which, a PRC based company must obtain approvals and make filings with relevant authorities when providing or publicly disclosing, by itself or through the overseas listing entity, any document or material that involves state secret or work secret of state agencies. In addition, pursuant to such regulation, any cross-border investigation, collection of evidence or inspection targeting PRC-based issuers, securities companies and security service institutions proposed by overseas securities regulatory authorities must be carried out through cross-border regulatory cooperation mechanism and reported to CSRC or relevant competent departments in advance.

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

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for 2023. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC in 2024. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make annual separate determinations each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you of our PFIC status for 2024 or for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined herein) held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consideration.”

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The following table illustrates the key milestones of our history and business development:

Year	Milestone
2005	We launched the first HanTing Hotel in Kunshan, Suzhou.

2008	We launched our budget hotel product, HanTing Hi Inn, which was subsequently rebranded as Hi Inn.

2010	Our ADSs were listed on the NASDAQ Global Selected Market. We launched the first JI Hotel in Shanghai.

2012	We acquired a 51% equity interest in Starway HK, a midscale hotel chain, and expanded our offering to four hotel brands.
We changed our Chinese trade name from “HanTing Hotel Group” to “HuaZhu Hotel Group”.

2013	We acquired the remaining 49% equity interest in Starway HK from C-Travel International Limited.
We adopted the first proprietary cloud-based property management system in China.

2014	We entered into agreements with Accor, to join forces in the Pan-China region to develop Accor brand hotels and to form an extensive and long-term alliance with Accor.
We offered the first automated self-check-in or check-out kiosks in China, featuring advanced technologies such as facial recognition.

2016	We completed our transaction with Accor.
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

2020

We completed the acquisition of all equity interest in Steigenberger Hotels AG, which was engaged in the business of operating and managing hotels under five brands, namely Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel and Zleep Hotels, primarily in Europe.

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

We completed the put right offer relating to the 2022 Notes.

2021	We completed the acquisition of CitiGO in May 2021, which operates hotels under the brand of CitiGO Hotel.

Year	Milestone

2022	We changed our name to H World Group Limited, or H World.
We fully redeemed our convertible senior notes due 2022 on the maturity date of November 1, 2022.

2023

We issued a total of 7,118,500 ADSs (including 928,500 additional ADSs pursuant to the exercise of a 30-day option), each representing ten ordinary shares of H World Group Limited, at a price of US$42.0 per ADS, in January 2023.

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

4.B. Business Overview

We are a leading, fast-growing multi-brand hotel group in China with international operations. Our hotels are operated under three different models: leased and owned, franchised, and franchised hotels that we operate under management contracts, which we refer to as “manachised.” We expanded our hotel network from 7,830 hotels as of December 31, 2021 to 9,394 hotels as of December 31, 2023, representing a CAGR of 9.5%. As of December 31, 2023, we had 9,394 hotels in operation, including 691 leased and owned hotels and 8,703 manachised and franchised hotels, with an aggregate of 912,444 hotel rooms. As of the same date, we were developing an additional 3,098 hotels, including 30 leased and owned hotels and 3,068 manachised and franchised hotels.

Brands are the bedrock of our success. In over a decade, we grew from an economy hotel chain to a multi-brand hotel group covering the full spectrum of market segments. Leveraging our consumer insights and our capability to deliver innovative and trend-setting products, we now operate a portfolio of over 20 distinct hotel brands.

We have developed a vast base of loyal and engaged customers under our H Rewards loyalty program. H Rewards covers all of our brands and had more than 228 million members as of December 31, 2023. We engage with program members through multiple online and offline touch points to personalize their lodging experiences and foster strong and long-lasting relationships that inspire loyalty to our brands. H Rewards is a powerful distribution platform, enabling us to conduct lower-cost, targeted marketing campaigns and maintain a high percentage of direct sales to customers. In 2023, approximately 73% of our room-nights were sold to customers who were individual or corporate H Rewards members in legacy Huazhu. In the same year, approximately 78% of our room-nights were sold through our own sales channels.

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

Leveraging our strong brand recognition, massive member traffic, and robust technology infrastructure, we have pioneered a business operating system designed to enhance hotel operations across all fronts. Our business operating system is the result of our years of industry know-how, and it includes innovative ideas that are first tested and refined by our leased and owned business. Subsequently, these ideas can be “plugged-and-played” by our franchisees with confidence, thus allowing us to effectively expand our hotel network in an asset-light manner. We added a net 1,564 hotels (including seven hotels under legacy DH) from December 31, 2021 to December 31, 2023, 1,611 of which were manachised and franchised hotels. Apart from receiving franchise fees for these hotels, we also share our technology infrastructure and our vast customers base with our franchisees. In addition to extending our expertise to our manachised and franchised hotels, we can also monetize our core competencies by offering standardized and tailored SaaS and IT solutions to other hotel operators, real estate companies and service apartment providers. We believe that our distinct approach to hospitality has helped us establish a highly differentiated business model that balances scale, quality and returns.

We recorded outstanding financial performance in the past, although our financial performance has recently been adversely affected by COVID-19 since in 2021 and 2022 and was also affected by exchange loss as a result of the Euro’s depreciation in 2022. We witnessed strong recovery in 2023. Our total revenue was RMB12,785 million, RMB13,862 million and RMB21,882 million (US$3,082 million) in 2021, 2022 and 2023, respectively. We had net loss attributable to H World Group Limited of RMB465 million and RMB1,821 million in 2021 and 2022, respectively, and net income attributable to H World Group Limited of RMB4,085 million (US$575 million) in 2023. Our adjusted EBITDA (non-GAAP) amounted to RMB1,571 million, RMB610 million and RMB6,874 million (US$966 million) in 2021, 2022 and 2023, respectively. Our net cash provided by operating activities amounted to RMB1,342 million, RMB1,564 million and RMB7,674 million (US$1,080 million) in these respective periods.

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

Our Brands and Products

As of the date of this annual report, we have hotels in operation or under development under the following brands, which are designed to target distinct segments of customers:

●	Economy hotel brands: HanTing Hotel, Ni Hao Hotel, Hi Inn, Elan Hotel, Zleep Hotels and Ibis Hotel;
●	Midscale hotel brands: JI Hotel, Orange Hotel, Starway Hotel and Ibis Styles Hotel;
●	Upper midscale hotel brands: Crystal Orange Hotel, IntercityHotel, Manxin Hotel, Mercure Hotel, Madison Hotel, Novotel Hotel, CitiGO Hotel and MAXX;
●	Upscale hotel brands: Joya Hotel, Blossom House, Steigenberger Hotels & Resorts, Jaz in the City, and Grand Mercure Hotel; and
●	Luxury hotel brand: Steigenberger Icon and Song Hotels.

We have entered into brand franchise agreements with Accor and enjoy exclusive franchise rights in respect of Mercure Hotel, Ibis Hotel and Ibis Styles Hotel in the PRC, Taiwan and Mongolia and non-exclusive franchise rights in respect of Grand Mercure Hotel and Novotel Hotel in the PRC, Taiwan and Mongolia. Through our acquisition of Deutsche Hospitality, we have obtained exclusive rights to construct, operate, manage, franchise and license hotels under the Jaz in the City brand in China, Southeast Asia, Japan, South Korea and Europe subject to certain exceptions, and non-exclusive rights to operate, manage, franchise and license certain number of hotels under the Jaz in the City brand in certain other countries and regions, such as Tunisia, Cape Verde, the United Arab Emirates (the “UAE”) and Egypt.

As of December 31, 2023, we also operated ten other hotels, including other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

We believe that our multi-brand strategy provides us with a competitive advantage to open more hotels in attractive markets, capture a wider range of customers with evolving lodging preferences and needs thereby achieving greater economies of scale through shared platforms.

Economy Hotel Brands

HanTing Hotel

Launched in 2005, HanTing Hotel is our starting brand and our economy hotel product with the value proposition of “Quality, Convenience and Value.” HanTing Hotels also include hotels we previously marketed under the name of Hanting Premium Hotels. These hotels are “close neighbors” of 1.4 billion Chinese people. As of December 31, 2023, we had 3,598 HanTing Hotels in operation and an additional 731 HanTing Hotels under development.

Ni Hao Hotel

Ni Hao Hotel is our economy hotel product targeting young customers. By digitalizing and standardizing independent hotels, it helps improve their operational efficiency while maintaining their individual features. Ni Hao Hotels provide clean and comfortable lodging experiences to the guests at affordable prices. Ni Hao Hotel is committed to creating a “happy planet” for young travelers. As of December 31, 2023, we had 269 Ni Hao Hotels in operation and 177 Ni Hao Hotels under development.

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inn is our economy hotel product committed to support self-help service. With the tenet of “freedom of lodging for all,” Hi Inn has carefully selected the streets and alleys of cities, reasonably planned every inch of space, and met the needs of practical people on leisure vacations and business trips with self-help services, devoting itself to making every traveler feel free, wise, practical and green lodging experience. As of December 31, 2023, we had 471 Hi Inns in operation and an additional 180 Hi Inns under development.

Elan Hotel

In September 2014, we launched Elan Hotel. Elan Hotel is our economy hotel product committed to improving the operating efficiency of individual micro, small- and medium-sized economy hotels. With the continuing upgrade of accommodations and services, these hotels provide a high-quality experience for young customers. As of December 31, 2023, we had 404 Elan Hotels in operation and one additional Elan Hotel under development.

Ibis Hotel

Ibis Hotel is an economy hotel brand that is recognized across the world for its quality, reliability and commitment to the environment. It has created complex public spaces, specialty cocktails, Ibis Croissant and other specialty dining, and is known worldwide for its comfortable, stylish and energetic brand tonality. As of December 31, 2023, we had 226 Ibis Hotels in operation and an additional 17 Ibis Hotels under development.

Zleep Hotels

Zleep Hotels, our economy hotel brand, is a well-known and successful hotel brand in Scandinavia offering service and design at a great rate. As of December 31, 2023, we had 16 Zleep Hotels in operation and an additional 15 Zleep Hotels under development.

Midscale Hotel Brands

JI Hotel

JI Hotel is a midscale brand that we launched in 2010. JI Hotel creates a quality experience through friendly services to make more people feel the natural decency of the Orient and enhance the quality of life on the journey for customers. Its brand purpose is to make customers feel the natural decency of the Orient, and its brand philosophy focuses on Orient, Moderation and Culture. As of December 31, 2023, we had 2,116 JI Hotels in operation and an additional 936 JI Hotels under development.

Orange Hotel

Orange Hotel, previously marketed under two brand names: Orange Hotel and Orange Select Hotel, is our midscale hotel brand. With healthy lifestyle and attitude, energetic and bright hotel products and services, Orange Hotel meets the lifestyle and consumption needs of the contemporary middle class. In terms of space design, Orange Hotel adopts the theme of California sunshine, emphasizes on returning to the essence of “Orange,” hoping that everyone who enters the hotel can enjoy life with a healthy and energetic attitude. As of December 31, 2023, we had 652 Orange Hotels in operation and an additional 315 Orange Hotels under development.

Starway Hotel

Starway Hotel is our select local specialty hotel brand. Comfortable sleeping system, preferred special breakfast, convenient intelligent services and laundry and other supporting facilities are available to meet personalized travel needs. As of December 31, 2023, we had 670 Starway Hotels in operation and an additional 228 Starway Hotels under development.

Ibis Styles Hotel

Ibis Styles Hotel is a midscale brand that offers comfortable and designer hotels. Ibis Styles Hotel advocates one-hotel-one-design, with each hotel choosing a different story theme to create creative spaces through a fun and premium design approach that is eye-catching. The different style collections of Ibis Styles Hotel can cater to the accommodation needs of different people, covering not only business and vacation, but also attracting the innovative Z-Generations. As of December 31, 2023, we had 105 Ibis Styles Hotels in operation and an additional 24 Ibis Styles Hotels under development.

Upper Midscale Hotel Brands

Crystal Orange Hotel

Crystal Orange Hotel is our upper midscale hotel brand featuring boutique design hotels. Crystal Orange Hotel has launched a new version, targeting the upper midscale segment market and empowering customers with a five-star quality experience at a four-star price. The “New Crystal” returns to the essence and purity, using walnut, antique copper and glass elements to create a more textured and premium space atmosphere. As of December 31, 2023, we had 183 Crystal Orange Hotels in operation and an additional 119 Crystal Orange Hotels under development.

IntercityHotel

IntercityHotel is our upper midscale urban hotel brand targeting business travelers. The hotels of IntercityHotel are usually located within walking distance of train stations or airports. In the future, IntercityHotel will once again break through the city edge and become not only a local city landmark, but also a perfect starting point for customers to do business and explore the city. As of December 31, 2023, we had 63 IntercityHotels in operation (including nine in China) and an additional 64 IntercityHotels under development (including 53 in China).

Manxin Hotel

Manxin Hotel was launched as an upper midscale brand of resorts in October 2013, and was previously branded as Manxin Hotel & Resorts. Nowadays Manxin Hotel has become a brand with city hotels and resorts. Manxin Hotel is aimed at bringing the guests a distinct experience by presenting amazing space design and offering attractive activities. Manxin Hotel incorporates localized features into the design and experience, and is a must-stay upper midscale hotel for urban exploration, with both business and travel features. As of December 31, 2023, we had 137 Manxin Hotels in operation and an additional 69 Manxin Hotels under development.

Mercure Hotel

Mercure Hotel is an upper midscale hotel brand that combines the French romantic and elegant lifestyle with a strong quality commitment with the warm experiences of hotels that are rooted in their local community. As of December 31, 2023, we had 164 Mercure Hotels in operation and an additional 58 Mercure Hotels under development.

Madison Hotel

We launched our new upper midscale hotel brands Madison Hotel and Grand Madison Hotel in 2019, which are committed to offering guests a classic lodging experience. In 2020, we merged the Grand Madison Hotel brand into the Madison Hotel brand. These hotels target business and leisure guests with high lodging standards and desire to understand more of the cities they are traveling in, and offer comfortable accommodations, functional furnishings and facilities, and high-quality services. As of December 31, 2023, we had 90 Madison Hotels in operation, and an additional 64 Madison Hotels under development.

Novotel Hotel

Novotel is an upper midscale brand that provides a multi-service offering for both business and leisure guests, with spacious, modular rooms, 24/7 catering offers with balanced meals, meeting rooms, attentive and proactive staff, kid areas, multi-purpose lobbies and fitness centers. These hotels are typically located in the heart of major international cities, business districts and tourist destinations. As of December 31, 2023, we had 23 Novotel Hotels in operation and an additional 17 Novotel Hotels under development.

CitiGO Hotel

CitiGO Hotel is a lifestyle brand that mainly targets young people. Crafted by internationally prestigious designers, CitiGO blends travel, sports and urban culture together to provide guests with unique lodging experience. With the concept of entry lux, fashion, social life and fun, CitiGO offers trendy hospitality with affordable price. The hotel restaurant provides extra-long breakfast from 7:00 am to 12:00 pm, fresh coffee, craft beer and free late-night snack. As of December 31, 2023, we had 35 CitiGO Hotels in operation, and an additional four CitiGO Hotels under development.

MAXX

MAXX, our upper midscale hotel brand, is a new, charismatic concept and focuses on creating a warm, feel-good atmosphere in all destinations. MAXX inherits the European model and integrates insights into the local market, focusing on the core needs of sleep, bathroom and breakfast, with quality facilities, subtle style, superb hospitality and social circle as the emphasis, providing customers with a new, luxurious accommodation experience. As of December 31, 2023, we had nine MAXX hotels in operation (including four in China) and two MAXX hotels under development in China.

Upscale Hotel Brands

Joya Hotel

In December 2013, we launched our upscale brand Joya Hotel. These hotels are typically located in areas close to major business and commercial districts in first- and second-tier cities. With the new Chinese-style design and diversified service features, Joya Hotel creates a hotel space more in line with the Chinese culture and lifestyle. As of December 31, 2023, we had seven Joya Hotels in operation.

Blossom House

Blossom House, launched in Lijiang, China in 2009, previously branded Blossom Hill Hotels & Resorts, is our upscale lifestyle and resort brand targeting affluent travelers. With the unique brand connotation of Chinese culture and regional culture and creativity, Blossom House hotels have created three resort types: urban resort lifestyle hotel, themed country club and mega-resort. As of December 31, 2023, we have 63 Blossom House hotels in operation and an additional 56 Blossom House hotels under development.

Steigenberger Hotels & Resorts

Steigenberger Hotels & Resorts is our upscale brand originated in Germany. With high-quality facilities and services and unique entertainment resources, Steigenberger Hotels & Resorts provides guests with a super high-end experience of high-quality conference services, high-quality leisure and quality meals to meet the diverse needs of guests’ various activities. As of December 31, 2023, we had 54 Steigenberger Hotels & Resorts in operation (including eleven in China) and an additional ten Steigenberger Hotels & Resorts under development (including three in China).

Jaz in the City

Jaz in the City is our upscale lifestyle brand. Jaz in the City branded hotels reflect metropolitan lifestyle and draw upon the local music and cultural scene. As of December 31, 2023, we have three Jaz in the City hotels in operation and one Jaz in the City hotel under development.

Grand Mercure Hotel

Grand Mercure Hotel offers guests an imaginative, discovery-filled hotel experience, a fresh and engaging stay that attracts visitors from around the world. Deeply rooted in its destinations, Grand Mercure Hotel offers an elegant and immersive cultural experience through warm, attentive staff who tell vivid stories and take guests on a journey through the traditions of fine dining and high-end hospitality. As of December 31, 2023, we had ten Grand Mercure Hotels in operation and an additional two Grand Mercure Hotels under development.

Luxury Hotel Brand

Steigenberger Icon

Steigenberger Icon is our first brand under luxury level, a prestigious level we granted only to our most legendary Steigenberger hotels. For its signature premium service and spiritual and cultural appeals, Steigenberger Icon has become the top choice for royalty, celebrities, dignitaries, talents and superstars to stay. As of December 31, 2023, we had nine Steigenberger Icon Hotels in operation (including three in China) and two Steigenberger Icon Hotel under development (including one in China).

Song Hotels

Song Hotels is our luxury hotel brand designed for high-end vacation experience. The development of this brand is inspired by culture and the delicate aesthetics from Song dynasty. Song hotels convey a leisure and elegant lifestyle to its guests through the use of the exquisite decoration and meticulous service. As of December 31, 2023, we had seven Song Hotels in operation.

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

Our hotel network has grown rapidly. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Leased and owned hotels	565	611	616	624	671	699	688	753	738	704	691
Manachised hotels	835	1,376	2,067	2,471	2,874	3,309	4,519	5,746	6,824	7,617	8,526
Franchised hotels	25	8	80	174	201	222	411	290	268	222	177
Total	1,425	1,995	2,763	3,269	3,746	4,230	5,618	6,789	7,830	8,543	9,394

As of December 31, 2023, our hotel network covered 9,394 hotels spanning 996 cities in 31 provinces and municipalities across the greater China region and 18 other countries, and we also had a pipeline of hotels in these countries and regions. As of December 31, 2023, we had an additional 3,098 leased and owned as well as manachised and franchised hotels under development.

The following table sets forth a summary of all of our hotels by geographic region as of December 31, 2023.

				Leased and	Manachised
	Leased and			Owned Hotels	and Franchised
	Owned	Manachised	Franchised	Under	Hotels Under
	Hotels(1)	Hotels(2)	Hotels(2)	Development(3)	Development(3)
Greater China:
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	237	1,713	58	4	328
Others (including Taiwan)(4)	369	6,787	97	5	2,723
Subtotal	606	8,500	155	9	3,051
Outside Greater China:
Europe	84	9	11	21	10
Other countries(5)	1	17	11	0	7
Subtotal	85	26	22	21	17
Total	691	8,526	177	30	3,068

Notes:

(1)	Include 84 leased hotels operated by Deutsche Hospitality and 607 leased and owned hotels operated by the rest of our Group.
(2)	Include 47 manachised and franchised hotels operated by Deutsche Hospitality and 8,656 manachised and franchised hotels operated by the rest of our Group.
(3)	Include hotels for which we have entered into binding leases, purchase agreements of land use right or property, or franchise agreements but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.
(4)	For our hotels in operation, include 991 cities across 29 provinces and municipalities; for our hotels under development, include 889 cities across 30 provinces and municipalities (including Taiwan).
(5)	For our hotels in operation, include Tunisia, Egypt, the UAE, Oman, Saudi Arabia, Singapore, Qatar and Mongolia; for our hotels under development, include Egypt, Oman, the UAE, India, Cambodia and Uzbekistan.

The following table sets forth the status of our hotels under development as of December 31, 2023.

	Pre-conversion	Conversion
	Period(1)	Period(2)	Total
Leased and owned hotels	25	5	30
Manachised and franchised hotels	1,884	1,184	3,068
Total	1,909	1,189	3,098

Notes:

(1)	Includes hotels for which we have entered into binding leases or franchise agreements but of which the property has not been delivered by the respective lessors or property owners, as the case may be. The inactive projects are excluded from this list according to management judgment.
(2)	Includes hotels for which we have commenced conversion activities but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

Among the 30 leased and owned hotels under development as of December 31, 2023, we had 25 leased and owned hotels during pre-conversion period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and had 5 leased and owned hotels during the conversion period, for which we have commenced conversion activities but that have not yet commenced operations. The anticipated completion dates for these leased and owned hotels during the conversion period range from January 2024 to August 2024. Total budgeted development costs for these leased and owned hotels during the conversion period, which primarily include construction costs for leasehold improvement and the furniture and equipment for hotel operation, were RMB147 million (US$21 million), of which RMB44 million (US$6 million) was incurred as of December 31, 2023. The average development costs per square meter for completed leased and owned hotels in 2023 were approximately RMB2,600 (US$366). The franchisees are responsible for development costs for our manachised hotels and franchised hotels.

The reasons for hotel closures typically include property-related matters (such as rezoning and expiry of leases), hotel operation quality or results not meeting our requirements, and other commercial reasons.

Leased and owned hotels

As of December 31, 2023, we had 683 leased hotels and eight owned hotels, accounting for approximately 7.4% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 25 years. We generally enjoy an initial two- to eight-month rent-free period. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. We generally pay fixed rent on a monthly, quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 2% to 6% increase on rent every three to five years or, for Deutsche Hospitality’s hotels, generally annual adjustments based on consumer price index levels. Our leases usually allow extensions by mutual agreement. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions. 60 of our leases expired in 2023, among which 40 had been renewed, 8 had been converted to manachised and franchised hotels and 12 had been terminated as of December 31, 2023.

The following table sets forth the number of our leases for hotels in operation and under development that were expected to expire in the periods indicated as of December 31, 2023.

Number of
Leases
2024	90(1)
2025	51
2026	63
2027	58
2028	64
2029-2031	131
2032-2034	109
2035 and onward	147
Total	713

Note:

(1)	Including leases of 21 legacy DH hotels we plan to dispose of. For more information, see “Notes to Consolidated Financial Statements — Note 9 Assets and liabilities held for sale.”

Manachised and Franchised Hotels

As of December 31, 2023, we had 8,526 manachised hotels and 177 franchised hotels, accounting for approximately 91% and 2%, respectively, of our hotels in operation. Our franchisees lease or own their hotel properties and are responsible for the costs of developing and operating the manachised or franchised hotels, including constructing and renovating the hotels according to our standards, and all of the hotel operating expenses. We impose the same standards on all of our manachised and franchised hotels to ensure product quality and consistency across our hotel network. Our franchisees are not allowed to sub-franchise hotels under our brands to any third party. We collect fees from the franchisees of our manachised and franchised hotels and do not bear loss incurred by our franchisees. We believe that the manachise and franchise models have enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

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

Term of service: our franchise and management agreements for our manachised hotels typically run for an initial term of eight to ten years and may be extended upon mutual agreement between us and the franchisee three months prior to the expiration of the franchise and management agreements.

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

For our manachised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a management fee consisting of a base fee of 0.5% to 3.5% of the hotel’s turnover and an incentive fee of 6% to 10% of the hotel’s adjusted gross operating profit. Deutsche Hospitality participates in the distribution of the manachised hotel’s profit, and charges a marketing fee for a few manachised hotels. General manager compensation of a manachised hotel, including salaries, social security contribution, and various benefits and bonuses, is borne by the manachised hotel. For some manachised hotels outside Germany, Deutsche Hospitality further charges a license fee of approximately 0.5% to 2% of the hotel’s turnover. The term of service for our manachised hotels under Deutsche Hospitality is typically 15 to 20 years.

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

Term of service: our franchise agreements for our franchised hotels typically run for an initial term of eight to ten years and may be extended upon mutual agreement between us and the franchisee three months prior to the expiration of the franchise agreements.

Termination: our rights to terminate the franchise agreements for our franchised hotels are similar to those for our manachised hotels.

For our franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 4.0% of the hotel’s gross room revenue or turnover. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR40,000 to EUR150,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee) and a license fee. The term of service for our franchised hotels under Deutsche Hospitality is typically ten to 15 years.

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

We typically supervise the franchisees in designing and renovating their properties pursuant to the same standards required for our leased and owned hotels and provide assistance as required. We also provide technical expertise and recommend pre-selected qualified suppliers to our franchisees. In addition, we appoint or train hotel managers and help train other hotel staff for our manachised hotels to ensure that high quality and consistent services are provided throughout all our hotels.

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

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our Research and Study Center of H World Group, previously known as HanTing College and HuaZhu University, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a series of learning programs, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards and financial and human resource management. A substantial number of our hotel managers have received training completion certificates. Our Research and Study Center of H World Group has prepared a new-hire training package to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, leadership development, corporate culture and best practice sharing. In 2023, our hotel-based staff and corporate staff on average received approximately 68 and 48 hours of training, respectively.

Technology Infrastructure and Digitalization

We have successfully developed and fully implemented an advanced, scalable technology infrastructure platform at the group level, along with a comprehensive suite of digital transformation initiatives at the hotel level. These initiatives encompass our hotel operations, utilizing cutting-edge technologies like algorithms, big data analytics, data mining, AI, machine learning, and Internet of Things (“IoT”). These technologies have enabled us to enhance operational efficiency, make informed decisions promptly, and increase our profitability.

In a global context, based on data centers in Shanghai, Singapore, and Frankfurt, we have successfully built a globally unified digital core platform with proprietary intellectual property rights. This platform meets the regulatory requirements for data compliance around the globe in a better way. The platform consists of the following three main components:

Global Unified Distribution Platform (H-HUB). This platform achieves 100% direct connectivity to all countries, all brands, and all hotels. Sales are conducted through direct channels such as the H World App, B2B Enterprise Channel and overseas H Rewards Internet Booking Engine (IBE). Simultaneously, it integrates with over 20 global distribution platforms, including major online travel agencies, global distribution system, and travel management companies, enabling unified management, pricing, and distribution of global hotel inventory.

Hotel Operating System Platform (H-HOS). Starting from room property management system (PMS), this platform has extended to integrate food and beverage POS (Point of Sale System) and banquet EMS (Event Management System) systems. It not only covers all of our brands in the PRC, but has also extended to overseas markets including Singapore, Germany, Denmark, Czech Republic, Switzerland and the Netherlands, covering brands such as JI Hotel, Zleep Hotels, IntercityHotel and MAXX.

Global Unified Collaboration Platform (H-TONE). H-TONE is an integrated collaboration platform that includes instant messaging, email, video conferencing, online documents, calendars, and application workspaces. It has already been deployed in multiple countries across Asia-Pacific and Europe. With real-time intelligent voice translation, it effectively addresses language barriers, allowing seamless communication between overseas employees and employees in China.

The following discusses certain other key elements of our technology infrastructure as well as our digitalization initiatives:

Central Cloud Services

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

Centralized procurement system (CPS). Leveraging IoT technology, our CPS is the most representative top collection platform. Our CPS has enabled us to efficiently manage our operating costs, especially with respect to supplies used in large quantities, and allows all hotels across our network to make bulk purchases of hotel supplies at the same time.

Digital Hotel Solutions

Cloud-based property management system (Cloud-PMS). A property management system is a hotel management software suite that hotel managers and front desk staff use to manage every hotel’s daily business operations. It is the core component of our H - HOS. Our Cloud-PMS is a cloud-based, hotel-level application that is empowered by, and seamlessly integrated with, our centralized technology infrastructure (which is comprised of our RMS and other group-level modules). Unlike onsite-PMSs which require significant upfront hardware investment and are costly and time-consuming to upgrade, our cloud-based PMS is highly scalable and enables the simultaneous launch of new services across all of our hotels. This system enables each hotel within our network to efficiently and cost-effectively manage its room inventory, reservations and pricing on its own on a real-time basis through an Internet browser, which in turn optimizes each hotel’s occupancy rate, average daily room rates and revenues generated per available room, or RevPAR. The system is designed to enable us to enhance our profitability and compete more effectively by integrating with our central reservation system (CRS) and CRM. We believe our Cloud-PMS has enabled our management to more effectively assess the performance of our hotels on a timely basis and to efficiently allocate resources and effectively identify specific market and sales targets.

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

Self-check-in/out guest terminals. Our user-friendly, patented self-check-in/out guest terminals, featuring a variety of advanced automated technologies to replace traditional manual check-in and check-out services.

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

AI assistant. Our intelligent AI assistant, which we co-launched with our partner, is the first AI assistant for China’s hotel industry based on intelligent voice recognition technology. Embedded in our mobile apps, our intelligent AI assistant can engage in conversation with hotel guests and answer their queries, thereby enhancing guest experience.

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

We strictly comply with privacy and data security laws of the jurisdictions where we operate, including Cyber Security Law of the People’s Republic of China, the Data Security Law of the People’s Republic of China, the Personal Information Protection Law of the People’s Republic of China, and the General Data Protection Regulation (“GDPR”) of the European Union. We have in place extensive policies, processes, network architecture, and software to protect customer data. Our major systems, including those regarding property management, customer relationship management, as well as our website and mobile apps, have passed the Level III information security protection assessment conducted by the China National Accreditation Service for Conformity Assessment. We have also obtained the ISO27001 information security management certification and the ISO27701 privacy information management certification. Our payment system has passed the payment card industry (“PCI”) data security standard (“DSS”) requirements and security assessment procedures assessment. In addition, we collaborate with renowned consulting companies to strengthen the infrastructure of our information technologies and systems and to ensure compliance with all applicable laws and regulations.

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

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2023, approximately 78% of our room nights were sold through our own sales channels and the remaining 22% of our room nights through intermediaries in legacy Huazhu.

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

A key component of our marketing efforts is the H Rewards, our loyalty program, which covers all of our brands. We believe the H Rewards loyalty program allows us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. As of December 31, 2023, our H Rewards had more than 228 million members. In 2023, approximately 73% of our room nights were sold to our H Rewards members in legacy Huazhu. Members of the H Rewards are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures and other benefits. H Rewards members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels and from Hua Zhu mall. These points can be used to offset the room charges in our hotels, buy products in Hua Zhu mall or be redeemed for various coupons. The H Rewards includes five levels of membership: star, silver, rose gold, gold and platinum. Rose gold membership is only available for corporate members of the H Rewards. H Rewards was previously known as HanTing Club and HuaZhu Club.

Our marketing activities also include internet advertising, press and sponsored activities held jointly with our corporate partners and advertisements on travel and business magazines.

Competition

The hotel industry is highly fragmented. A significant majority of the room supply has come from independent hotels, guest houses and other lodging facilities. In recent years hotel groups emerged and began to consolidate the market by converting independent hotels into hotel chains. As a multi-brand hotel group, we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities and convenience of the central reservation system. We primarily compete with other hotel chains as well as various independent hotels in each of the markets in which we operate, including Chinese hotel groups such as BTG Hotels, Jinjiang and Atour, as well as international hotel groups such as Marriot, Intercontinental, Accor and Hilton. We also face competition from Airbnb and service apartments.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. As of December 31, 2023, we registered 1,630 trademarks and logos with the China National Intellectual Property Administration (CNIPA). As of December 31, 2023, we filed 194 trademark applications pending for examination and review by the CNIPA. As of the same date, we also registered 1,349 trademarks and filed 179 trademark applications outside China. As of December 31, 2023, we received 30 patents; another two patents were applied and under review by relevant PRC authority. We also received copyright registration certificates for 166 software programs developed by us as of December 31, 2023. In addition, we registered 666 national and international top-level domain names, including www.hworld.com, as of December 31, 2023. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to protect our tradenames and trademarks as well as other intellectual property rights could have a negative impact on our brands and adversely affect our business.”

Insurance

We believe that our hotels are covered by adequate property and liability insurance policies with coverage features and insured limits that we believe are customary for similar companies in China and overseas. We also require our franchisees to carry adequate property and liability insurance policies. We carry property insurance that covers the assets that we own at our hotels. Although we require our franchisees to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our limited insurance coverage may expose us to losses, which may have a material adverse effect on our reputation, business, financial condition and results of operations.”

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

As of December 31, 2023, we had several pending legal and administrative proceedings, including lease contract disputes, franchise agreement disputes and labor disputes. As of the same date, we had no accrued contingencies remained.

Corporate Social Responsibility: Environmental Impact

As a global leader and rapidly emerging multi-brand hotel group originated in China, we are deeply aware of our corporate responsibility and mission. Not only do we provide customers with comfortable, safe and personalized stay experiences, but we also actively reduce our environmental footprint by upholding the concept of sustainability development and exploring green operation methods.

Throughout the design and construction process of hotels, we have kept on promoting the “modular” construction plan. This approach not only ensures high standards of quality control but also effectively reduces construction waste. Additionally, we actively explore opportunities to use renewable energy to improve our energy structure and reduce our carbon footprint. In 2023, we conducted a nationwide assessment of hotels in our network in China to identify properties suitable for installing solar water heating systems, air source heat pumps or other renewable energy equipment. By the end of 2023, over 30% of our leased and owned hotel properties had been equipped with air source heat pumps, and nearly 10% had adopted solar water heating systems. Through ongoing efforts and collaboration with franchisers, we will continue expanding our usage of such equipment in our hotel network.

As for hotel operation, we strive to further enhance and promote our online energy and water consumption management system, known as “Easy Energy Consumption.” Not only can this system record energy and water consumption data on a regular basis, it is also capable of providing real-time alerts for abnormal energy consumption situations, so that failures of electricity and heating systems and undetected water leaks can be dealt with in a timely manner, avoiding unnecessary waste of resources. We also attach great importance to the development of energy management system on property level, with around 70 legacy DH properties certified with ISO50001 Energy Management System Certification and around 90 certified with ISO14001 Environmental Management System Certification. We also strive to save water resources and are actively exploring methods such as promoting water-saving sanitary ware and reusing rainwater and grey water.

We also share our energy conservation and environmental protection philosophy with our customers. On top of the recyclable slippers that have already been widely used in our HanTing Hotels, during 2023, we newly introduced multiple eco-friendly products in our hotel network, including but not limited to wheat straw brush, corn starch shower caps, natural bamboo paper, and Green Leaf Certified body care products. Moreover, in November 2023, we officially launched the “Green Living, Towel Reuse” initiative, encouraging customers who stay for multiple days to forgo linen changes by offering them extra membership points. We also encourage customers to ask for electronic invoices, which can increase our operation efficiency while conserving paper resources.

We have also extended the green development requirements to our suppliers. Taking laundry suppliers as an example, we have incorporated environmental criteria into our supplier selection process, specifying requirements for equipment’s water and energy-saving capabilities, laundry chemical types and the inspection procedures. We actively encourage them to utilize tunnel washers that use water recycling and filtration technology. In addition, we launched the “Smart Linen Project” in 2023, intending to establish a digital management solution for the handling process, thus improving management efficiency and extending the lifespan of linen. Through iterative improvements and further collaboration with suppliers, we aim to transfer this pioneer environmentally friendly initiative into an industry benchmark, and then promote its adoption across the whole industry.

Regulation

The hotel industry in the countries and regions where we operate business, including China, is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation, management and commercial franchising, and travel agency business, as well as those relating to environmental and consumer protection. The principal regulations governing foreign ownership of hotel businesses in the PRC currently are the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2021) issued on December 27, 2021, which became effective on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 version) issued on October 26, 2022, which became effective as of January 1, 2023, both of which were promulgated by the MOFCOM and the NDRC as well as other negative lists (generally with fewer limitations) applicable to the free trade zones. Pursuant to these regulations, there are no restrictions on foreign investment in hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Similar with other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions consist of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal regulations in the countries and regions we operate that are currently relevant to our business and operations.

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

The State Council promulgated the Administrative Regulations on Sanitation of Public Places in April 1987 and amended it in February 2016 and in April 2019, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Administrative Regulations on Sanitation of Public Places, which was amended in January 2016 and December 2017, according to which, starting from May 1, 2011, hotel operators shall establish sanitation management system and keep records of sanitation management. The Standing Committee of the National People’s Congress, or the SCNPC enacted the Food Safety Law of the PRC in February 2009, which was most recently amended in April 2021, according to which any hotel that provides food must obtain a license. The State Administration for Market Regulation, or the SAMR (previously known as “China Food and Drug Administration”), enacted the Measures for the Administration of Food Trade Licensing and Recordation on June 15, 2023, which became effective on December 1, 2023, according to which any entity involving sales of food or food services must obtain a food business license, unless it sells (i) edible agricultural products, (ii) prepackaged food only, (iii) specific full-nutritional formula food in formula food for special medical purposes by a medical institution or drug retailer, or (iv) food produced by a permitted food producer at its production and processing place or through the Internet only. Pursuant to the Food Safety Law of the PRC, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000.

The Fire Prevention Law of the PRC, promulgated in April 1998 and amended in October 2008, April 2019 and April 2021 by the SCNPC, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated on June 9, 2004 and most recently amended on July 17, 2012 by the Ministry of Public Security, together with the Interim Provisions on the Administration of Fire Protection Design Review and Final Inspection of Construction Projects, promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020 and most recently amended on August 21, 2023, require that (i) the fire prevention design documents of special construction projects, such as hotels with overall floor area of more than 10,000 square meters, shall be reviewed and inspected by local housing and urban-rural construction authorities before construction; (ii) the construction of specific construction projects, such as hotels with overall floor area of more than 10,000 square meters be inspected and accepted by local housing and urban-rural construction authorities from a fire prevention perspective before completion; and (iii) the public gathering places, such as hotels, shall complete fire prevention safety inspection with the local fire and rescue department, which is a prerequisite for business opening. Pursuant to these regulations, related hotels failing to obtain approval of fire prevention inspection and acceptance or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.

In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places, which was amended in February 2016 and November 2020. The Ministry of Culture issued the Administrative Measures for Entertainment Places in February 2013 and amended it in December 2017 and May 2022. Under these regulations, hotels that provide entertainment facilities, such as discos, karaoke venues or ballrooms, are required to obtain a license for entertainment business operations.

On October 18, 2010, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration approved and issued Classification and Accreditation for Star-rated Tourist Hotels (GB/T14308-2010), which became effective on January 1, 2011. On November 27, 2023, the Ministry of Culture and Tourism issued the latest version of Classification and Accreditation for Star-rated Tourist Hotels (GB/T14308-2023), which took effect on March 1, 2024. On November 19, 2010, the National Tourist Administration promulgated the Implementation Measures of Classification and Accreditation for Star-rated Tourist Hotels, which became effective on January 1, 2011. Under these regulations, all hotels with operations of over one year are eligible to apply for a star rating assessment. There are five ratings from one star to five stars for tourist hotels, assessed based on the level of facilities, management standards and quality of service. A star rating, once granted, is valid for three years.

On September 21, 2012, the MOFCOM promulgated the Provisional Administrative Measures for Single-purpose Commercial Prepaid Cards, which was amended on August 18, 2016. Pursuant to this regulation, if an enterprise engaged in retail, accommodation and catering, or residential services issues any single-purpose commercial prepaid card to its customers, it shall undergo a record-filing procedure. For a hotel primarily engaged in the business of accommodation, the aggregate balance of the advance payment under the single-purpose commercial prepaid cards it issued shall not exceed 40% of its income from its primary business in the previous financial year.

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

On August 20, 2020, the Ministry of Culture and Tourism promulgated a Tentative Administrative Measure on Online Travel Operation, which was intended to standardize the online travel operation business. The online travel operation services mean the provision of travel services to the travelers via information network such as Internet, and such services include package tour, transportation, accommodation, dining, sightseeing, entertainment and so on. The operator of online travel business shall provide real and accurate travel services information without false promotion and advertisement. The operator of online travel platform shall verify the identification, license, quality standard and credit rating of all travel business operators registered on the platform. The online travel business operator shall protect the personal data privacy of travelers and shall not set unfair trading conditions based on consumption record and preference by abusing data analyzing technology. The platform operator shall examine the license and qualification of travel business operators inside the platform and alert the travelers for safety warning, and shall take the liability if it fails to perform relevant obligations requested by such administrative measures.

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

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law of the PRC on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was lately amended in October 2013. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

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

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the MOFCOM, and its regional counterparts. Such activities are currently regulated by the Administrative Regulations on Commercial Franchising, which was promulgated by the State Council on February 6, 2007 and became effective on May 1, 2007. The Administrative Regulations on Commercial Franchising were subsequently supplemented by the Administrative Measures on Filing of Commercial Franchises, which was most recently amended by the MOFCOM on December 29, 2023 and became effective on the same date, and the newly amended Administrative Measures on Information Disclosure of Commercial Franchises, which was most recently amended by the MOFCOM on February 23, 2012 and became effective on April 1, 2012.

Under the above applicable regulations, a franchisor must have certain prerequisites including a mature business model, the capability to provide long-term business guidance and training services to franchisees and ownership of at least two self-operated storefronts that have been in operation for at least one year. Franchisors engaged in franchising activities without satisfying the above requirements may be subject to penalties such as forfeit of illegal income and imposition of fines between RMB100,000 and RMB500,000 and may be bulletined by the MOFCOM or its local counterparts. Franchise contracts shall include certain required provisions, such as terms, termination rights and payments.

Franchisors are generally required to file franchise contracts with the MOFCOM or its local counterparts. Failure to report franchising activities may result in penalties such as fines up to RMB100,000. Such noncompliance may also be bulletined. In the first quarter of every year, franchisors are required to report to the MOFCOM or its local counterparts any franchise contracts they executed, canceled, renewed or amended in the previous year.

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

Pursuant to the Administrative Measures on Information Disclosure of Commercial Franchises, 30 days prior to the execution of franchise contracts, franchisors are required to provide franchisees with copies of the franchise contracts, as well as written true and accurate basic information on matters including:

●	the name, domiciles, legal representative, registered capital, scope of business and basic information relating to its commercial franchising;
●	basic information relating to the registered trademark, logo, patent, know-how and business model;
●	the type, amount and method of payment of franchise fees (including payment of deposit and the conditions and method of refund of deposit);
●	the price and conditions for the franchisor to provide goods, service and equipment to the franchisee;
●	the detailed plan, provision and implementation plan of consistent services including operational guidance, technical support and business training provided to the franchisee;
●	detailed measures for guiding and supervising the operation of the franchisor;
●	investment budget for all franchised hotels of the franchisee;
●	the current numbers, territory and operation evaluation of the franchisees within China;
●	a summary of accounting statements audited by an accounting firm and a summary of audit reports for the previous two years;
●	information on any lawsuit in which the franchisor has been involved in the previous five years;
●	basic information regarding whether the franchisor and its legal representative have any record of material violation; and
●	other information required to be disclosed by the MOFCOM.

In the event of failure to disclose or misrepresentation, the franchisee may terminate the franchise contract and the franchisor may be fined up to RMB100,000. In addition, such noncompliance may be bulletined.

Regulations on Trademarks

Both the Trademark Law of the PRC adopted by the SCNPC on August 23, 1982 and revised on August 30, 2013 and April 23, 2019, and the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks and trade names. The CNIPA handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of any ten-year term. Trademark licensing agreements should be submitted to the CNIPA for record. Without the filing, the trademark licensing should not be used against a bona fide third party.

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

The Circular on Reforming the Management Method regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“Circular 19”), promulgated by the SAFE on March 30, 2015 and last amended on March 23, 2023, allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. Under Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects (“Circular 16”), promulgated by the SAFE on and effective as of June 9, 2016, continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. Recently, Circular 16 has further been amended by Circular of the State Administration of Foreign Exchange on Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation issued by SAFE on December 4, 2023 to further explicit restrictions on the use of domestic institutions’ income from foreign exchange receipts under capital account and the RMB funds obtained from the settlement.

On October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment (“Circular 28”). Pursuant to Circular 28, on the basis of allowing investment-oriented foreign-invested enterprise (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) to use capital funds for domestic equity investment in accordance with laws and regulations, non-investment foreign-invested enterprises shall be allowed to use capital funds for domestic equity investment in accordance with the laws under the premise of not violating the Negative List and the authenticity and compliance of their domestic invested projects. Such provisions has recently been replaced by Circular on Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation that when non-investing foreign-funded enterprise makes domestic equity investment with capital funds in the domestic currency, the investee shall handle the registration for the acceptance of domestic reinvestment and open a capital account to receive funds, and no entry registration of cash contribution is further required. The domestic institution that transfers the equity shall, in accordance with the relevant provisions, register the receipt of domestic reinvestment and open a settlement account under the capital account to receive the consideration for equity transfer.

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

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. The Implementation Rules was later partly amended on May 29, 2016 and March 23, 2023. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals shall be transacted upon approval from the SAFE or its authorized branch. On February 15, 2012, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Individuals Participating in the Stock Incentive Plan of An Overseas Listed Company, or Circular 7, to replace the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company. Under Circular 7, the board members, supervisors, officers or other employees, including PRC citizens and foreigners having lived within the territory of the PRC successively for at least one year of a PRC entity, who participate in stock incentive plans or equity compensation plans by an overseas publicly listed company, or the PRC participants, are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE. We and our PRC participants who have been granted stock options are subject to Circular 7. If our PRC participants who hold such options or our PRC subsidiary fail to comply with these regulations, such participants and their PRC employer may be subject to fines and legal sanctions.

Regulations on Foreign Investment

The SCNPC enacted the Foreign Investment Law of the PRC on March 15, 2019, and the State Council promulgated the Implementation Regulations of Foreign Investment Law of the PRC on December 26, 2019, both of which came into force on January 1, 2020. On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which also became effective on January 1, 2020. Under these laws and regulations, foreign investors or foreign-invested enterprises shall report and update investment information to the competent authorities for commerce through the Enterprise Registration System and the Enterprise Credit Information Publicity System. Any foreign investor or foreign-invested company found to be non-compliant with these reporting obligations may potentially be subject to fines and legal sanctions.

The Foreign Investment Law of the PRC, together with its Implementation Regulations replaced, in their entirety, the trio of previous laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Generally speaking, the Company Law of the PRC (promulgated by the SCNPC in December 1993 and was most recently amended in December 2023) or the Partnership Law of the PRC (promulgated by the SCNPC in February 1997 and amended in August 2006) shall apply with respect to the organization of foreign-invested enterprises. The Foreign Investment Law of the PRC provides that foreign invested enterprises established according to the previous laws regulating foreign investment may maintain their current structure and corporate governance during the five-year transition period. This implies that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in the transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance requirements may lead to regulatory incompliance and hence materially and adversely affect our current corporate structure, corporate governance and business operations.

Regulations on Share Capital

In October 2005, the SCNPC issued the amended Company Law of the PRC, which became effective on January 1, 2006 and was amended in October 2018 and December 2023. On June 17, 2014, the MOFCOM issued the Notice of the Ministry of Commerce on Improving the Administration of Foreign Investment Review. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contribution to the registered capital of the foreign-invested company in accordance with the company’s articles of association pursuant to which the restrictions or requirements on the percentage of initial capital contribution, the percentage of cash contribution and the period of contribution imposed on foreign-invested companies (including companies invested by investors from Taiwan, Hong Kong and Macao regions) are abolished. A company which proposes to reduce its registered capital shall prepare a balance sheet and a list of assets. The company shall notify its creditors within ten days from the date of resolution on reduction of registered capital and publish an announcement in the newspapers within 30 days. The creditors may, within 30 days from receipt of the notice or within 45 days from the announcement date, require the company to settle the debts or provide a corresponding guarantee. Shareholders of certain of our PRC subsidiaries have mandatory preemptive rights.

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

Regulations on Merger and Acquisition and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, also known as Circular 10, which became effective on September 8, 2006. The M&A Rule, as amended on June 22, 2009, purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking the CSRC approval of their overseas listings.

We believe, based on the advice of our PRC counsel, that the CSRC approval is not required in the context of our existing listing on the Nasdaq and the Hong Kong Stock Exchange because we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of domestic companies, and we started to operate our business in the PRC through foreign invested enterprises before September 8, 2006, the effective date of the M&A Rule. However, we cannot assure you that the relevant PRC regulators, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that CSRC’s approval was required for our existing listing on the Nasdaq and the Hong Kong Stock Exchange, we may face sanctions by the CSRC or other PRC regulatory agencies, which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading prices of our ADSs and/or ordinary shares.

The M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise.

On July 30, 2017, for the purpose of promoting the reform of the foreign investment administrative system and simplifying the administrative procedures, the MOFCOM amended the Interim Measures for the Record-filing Administration of the Incorporation and Change of Foreign-invested Enterprises which was promulgated in October 2016 and further amended in June 2018. According to the amended interim measures, a record-filing administration system shall apply to foreign investors’ mergers and acquisitions of domestic non-foreign-invested enterprises and strategic investments in listed companies, provided that they do not involve the implementation of special access administrative measures prescribed by the PRC regulators or involve the mergers and acquisitions of affiliates.

On December 30, 2019, for the purpose of further promoting the foreign investment administration and simplifying the administrative procedures, the MOFCOM and the SAMR promulgated the Measures on Reporting of Foreign Investment Information, which became effective on January 1, 2020 and suspended the Interim Measures for the Record-filing Administration of the Incorporation and Change of Foreign-invested Enterprises on the same date. Under this regulation, an information reporting system shall apply to foreign investors’ mergers and acquisitions of domestic non-foreign-invested enterprises and strategic investments in listed companies, provided that they comply with the implementation of special access administrative measures prescribed by the PRC regulators and do not involve the mergers and acquisitions of affiliates. Specifically, under the information reporting system, where a new foreign-invested enterprise is incorporated or a non-foreign invested enterprise changes to a foreign-invested enterprise through acquisition, merger or other means, such incorporation or change no longer requires approval or record-filing of MOFCOM, but shall be reported online to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System, together with the registration with the relevant department of the SAMR through the same systems.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and relevant notes and Supporting Guidelines, which came into effect on March 31, 2023. The Trial Measures seek to regulate all types of overseas offerings and listings by PRC based companies, including: (a) direct overseas listings, i.e. overseas listings by joint-stock companies which are established in PRC (such as H shares, N shares, GDRs); and (b) indirect overseas listings, i.e. overseas listings by PRC based companies in the names of an overseas entity (such as red-chip listings), if such issuers meets both of the following conditions: (i) more than 50% of its audited financial indicators (either operating revenue, profits, total assets or net assets) for the most recent accounting year is accounted for by its PRC-based companies, and (ii) major business activities or operations are conducted within the territory of PRC; main places of business are located within the territory of the PRC; or the majority of senior management staff domicile in the PRC or are Chinese citizens. Furthermore, pursuant to the Circular on the Arrangements for the Filing-based Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures Circular, companies that have already offered or listed securities overseas prior to the implementation of the Trial Measures be are considered as “Stock Enterprises”, and these Stock Enterprises are not required to apply for filings immediately with CSRC until a re-financing event takes place and then a filing for such re-financing is required.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which became effective from March 31,2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations.

Regulation on Security Review

In August 2011, the MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rule, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011. Under these regulations, a security review is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rule further prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. Based on the above regulations, on December 19, 2020, the NDRC and MOFCOM jointly issued the Measures for the Security Review of Foreign Investments, which became effective as of January 18, 2021. The Measures for the Security Review of Foreign Investments establishes a comprehensive security review system of foreign investments, which, among others, expands the review subjects to various types of foreign investments that affect or may affect national security, including greenfield investments and investments in other forms. Similar to the previous regulations, the foreign investments subject to security review include investments having “national defense security” implications and investments by which foreign investors may acquire “de facto control” of invested enterprises having “national security” implications.

Regulations on Labor Contracts and Social Security

The Labor Law of the PRC, which was promulgated by the SCNPC on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC that became effective on January 1, 2008, as amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law of the PRC which was promulgated and came into effect on September 18, 2008 by the State Council seek to clarify the responsibilities of both employers and employees and codifies certain basic rights and protections of employees. Among others, the Labor Contract Law of the PRC provides that after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract. In addition, employees who have been employed for more than ten years by the same employer are entitled to require a non-fixed-term contract. The Labor Contract Law of the PRC also requires that the employees dispatched from human resources outsourcing firms or labor agencies be limited to temporary, auxiliary or substitute positions. Furthermore, where an employer causes any damage to the dispatched employee, the labor dispatch entity and the employer shall assume joint and several liabilities. According to the Interim Provisions on Labor Dispatch, which was promulgated in January 2014 and took effect in March 2014, to implement the provisions of the Labor Contract Law of the PRC regarding labor dispatch, a company is permitted to use dispatched employees for up to 10% of its labor force and the companies currently using dispatched employees are given a two-year grace period after March 1, 2014 to comply with this limit.

According to the Individual Income Tax Law of the PRC, which was promulgated on September 10, 1980 by the National People’s Congress, last amended by the SCNPC on August 31, 2018 and came into effect on January 1, 2019, companies operating in China are required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

According to the Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, came into effect on July 1, 2011, and was amended on December 29, 2018, the Provisional Regulations on the Collection and Payment of Social Insurance Premium, which was promulgated by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999 and came into effect on the same date, and was amended on March 24, 2002 and March 24, 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and housing provident funds. Employers who fail to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

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

On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User. The requirements under this order are stricter and specific compared to the above decision issued by the National People’s Congress. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

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

Data Protection Law in Europe

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

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 31, 2024.

H World Group Limited (Cayman)
100%
China Lodging Investment Limited (Cayman)
4 Subsidiaries
H World Holdings Singapore Pte. Ltd. (Singapore)
China Lodging Holdings (HK) Limited (Hong Kong)
3 Subsidiaries
Huazhu Investment GmbH (Germany)
0%, GP
100%, LP
DH Group GmbH & Co KG (Germany)
Steigenberger Hotels GmbH (Germany)
Intercity Hotel GmbH (Germany)
22 Subsidiaries
Huazhu Hospitality Inc (BVI)
Huazhu Hospitality (Hong Kong) Limited (Hong Kong)
50%
ACL Greater China Limited (Hong Kong)
H World (HK) Investment Limited (Hong Kong)
TAHM Investment Limited (Hong Kong)
Starway Hotels (Hong Kong) Limited (Hong Kong)
Crystal Orange Hotel Holdings Limited (BVI)
49%
51%
Huazhu K.K (Japan)
11 Subsidiaries
Orange Hotel Hong Kong Limited (Hong Kong)
95%
Offshore
Onshore
Yagao Meihua Hotel Management Co., Ltd (PRC)
6 Subsidiaries
Tianjin Yagao Hotel Management Co., Ltd. (PRC)
12 Subsidiaries
HanTing (Shanghai) Enterprise Management Co., Ltd (PRC)
Yongle Huazhu Hotel & Resort Group (PRC)
3 Subsidiaries
Beijing Orange Times Software Tech Co., Ltd (PRC)
Orange Hotel Management (China) Co, Ltd (PRC)
Beijing Crystal Orange Hotel Management Consulting Co, Ltd (PRC)
Hanting Xingkong (Shanghai) Hotel Management Co., Ltd (PRC)
5%
Jiangsu Keting Commercial and Trade Co., Ltd (PRC)
Shanghai Hanting Hotel Management Group, Ltd (PRC)
Yiju (Shanghai) Hotel Management Co., Ltd (PRC)
Han Ting (Tianjin) Investment Consulting Co., Ltd (PRC)
9 Subsidiaries
Huazhu Enterprise Management Co., Ltd. (PRC)
11 Subsidiaries
Huazhu Hotel Management (Ningbo) Co., Ltd (PRC)
Jizhu Information Technology (Shanghai) Co., Ltd (PRC)
10 Subsidiaries
Beijing Qitian Holiday Hotel Co., Ltd. (PRC)
5 Subsidiaries
Tianjin Huasu Enterprise Management Co., Ltd (PRC)
Hanting Technology (Suzhou) Co., Ltd (PRC)
Huazhu Hotel Management Co., Ltd (PRC)
28 Subsidiaries
64 Subsidiaries
3 Subsidiaries
2 Subsidiaries
78 Subsidiaries
86.85%
H-World Information and Technology Co., Ltd (PRC)
Consolidated Affiliated Entities
1 Subsidiary
Contractual Ownership

Notes:

(1)	We have four affiliated entities consolidated through contractual arrangements: Tianjin Jizhu, Shanghai Huanmei and its wholly-owned subsidiary Huanmei Travel, and Ningbo Futing. The registered shareholders of these Consolidated Affiliated Entities are (i) Mr. Pengfei Jiang, who is the director/supervisor of certain of our subsidiaries, holding 100% of equity interest in Tianjin Jizhu, (ii) Mr. Pengfei Jiang and Mr. Andong Chen, our employee, holding 90% and 10% of equity interest in Shanghai Huanmei, respectively, and (iii) Mr. Dongfu Shi, who is the director of certain of our subsidiaries, holding 100% of equity interest in Ningbo Futing.
(2)	Includes our Consolidated Fund, namely Ningbo Hongting, which is a limited liability partnership with Huazhu Hotel Management Co., Ltd, a wholly-owned entity of the Company, and certain third-party investors serving as the limited partners (“LPs”) and Ningbo Qiji Galaxy Investment Management Center (“Ningbo Qiji”), a wholly-owned entity of the Company, serving as the general partner (“GP”). Ningbo Hongting and its subsidiary primarily operate hotel businesses and invest in companies in the hotel industry.

The following table sets forth summary information for our significant subsidiaries as of March 31, 2024.

	Percentage of	Date of
Major Subsidiaries	Ownership	Incorporation/Acquisition	Place of Incorporation
China Lodging Holdings (HK) Limited	100%	October 22, 2008	Hong Kong
H World Holdings Singapore Pte. Ltd.	100%	April 14, 2010	Singapore
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd.	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd.	100%	January 16, 2008	PRC
HanTing Technology (Suzhou) Co., Ltd.	100%	December 3, 2008	PRC
HanTing (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC
HuaZhu Hotel Management Co., Ltd.	100%	August 16, 2012	PRC
Jizhu Information Technology (Shanghai) Co., Ltd.	100%	February 26, 2014	PRC
Huazhu Enterprise Management Co., Ltd.	100%	June 6, 2014	PRC
ACL Greater China Limited	100%	January 25, 2016	Hong Kong
Yagao Meihua Hotel Management Co., Ltd.	100%	January 25, 2016	PRC
Orange Hotel Management (China) Co., Ltd.	100%	May 25, 2017	PRC
Beijing Crystal Orange Hotel Management Consulting Co., Ltd.	100%	May 25, 2017	PRC
Huazhu Hotel Management (Ningbo) Co., Ltd.	100%	July 20, 2018	PRC
H-World Information and Technology Co., Ltd. (盟广信息技术有限公司)	86.85%	November 7, 2013	PRC
Steigenberger Hotels GmbH	100%	January 2, 2020	Germany
Intercity Hotel GmbH	100%	January 2, 2020	Germany

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

The contractual arrangements with each of Tianjin Jizhu, Shanghai Huanmei and Ningbo Futing were entered into by and among HZ Hotel Management, the Consolidated Affiliated Entities and each of their respective nominee shareholder(s). The contractual arrangements between each Consolidated Affiliated Entity on the one hand, and HZ Hotel Management and the respective Affiliated Entity Shareholders on the other hand, are all on substantially the same terms, which are summarized below:

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

Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement among HZ Hotel Management, the Consolidated Affiliated Entity and the Affiliated Entity Shareholders, the Affiliated Entity Shareholders irrevocably grant HZ Hotel Management or any third party designated by HZ Hotel Management an exclusive option to purchase all or part of their equity interests in the Consolidated Affiliated Entity at the higher of (i) the lowest price permitted by applicable PRC laws and (ii) a nominal price of RMB100. This agreement will remain effective until 20 years after the date of the agreement and will be automatically renewed at the discretion of HZ Hotel Management.

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

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China and occupy nearly 40,000 square meters of office space, which is owned by us. As of December 31, 2023, we leased 683 out of our 9,394 hotel facilities with an aggregate size of approximately 5.1 million square meters, including approximately 136,000 square meters subleased to others. As of December 31, 2023, we owned eight out of our 9,394 hotel facilities with an aggregate size of approximately 85,000 square meters. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

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

Overview

We are a leading, fast-growing multi-brand hotel group in China with international operations. Our hotels are operated under three different models: leased and owned, franchised, and franchised hotels that we operate under management contracts, which we refer to as “manachised.” We expanded our hotel network from 7,830 hotels as of December 31, 2021 to 9,394 hotels As of December 31, 2023, representing a CAGR of 9.5%. As of December 31, 2023, we had 9,394 hotels in operation, including 691 leased and owned hotels and 8,703 manachised and franchised hotels, with an aggregate of 912,444 hotel rooms. As of the same date, we were developing an additional 3,098 hotels, including 30 leased and owned hotels and 3,068 manachised and franchised hotels. On January 2, 2020, we completed the acquisition of Deutsche Hospitality and have consolidated its financial information since then.

Our total revenue was RMB12,785 million, RMB13,862 million and RMB21,882 million (US$3,082 million) in 2021, 2022 and 2023, respectively. We had net loss attributable to H World Group Limited of RMB465 million, RMB1,821 million in 2021 and 2022, respectively, and net income attributable to H World Group Limited of RMB4,085 million (US$575 million) in 2023. Our adjusted EBITDA (non-GAAP) amounted to RMB1,571 million, RMB610 million and RMB6,874 million (US$966 million) in 2021, 2022 and 2023, respectively, and our net cash provided by operating activities amounted to RMB1,342 million, RMB1,564 million and RMB7,674 million (US$1,080 million) in these respective years.

Specific factors affecting our results of operations

While our business is affected by factors relating to general economic conditions and the lodging industry in China and other jurisdictions in which we operate, including business and leisure travel of the customers and market competition (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our operating results are subject to conditions affecting the lodging industry in general” and “—The lodging industries in China, Europe, the Middle East, the Southeast Asia and other countries and regions where we operate are competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed”), we believe that our results of operations are also affected by company-specific factors, including, among others:

●	The total number of hotels and hotel rooms in our hotel network. Our revenues largely depend on the size of our hotel network. Furthermore, we believe that the expanded geographic coverage of our hotel network will enhance our brand recognition. Whether we can successfully increase the number of hotels and hotel rooms in our hotel group is largely affected by our ability to effectively identify and lease, own, manachise or franchise additional hotel properties at desirable locations on commercially favorable terms and the availability of funding to make necessary capital investments to open these new hotels.
●	Nature of the cost of our business. A significant portion of our operating costs and expenses, including rent and depreciation and amortization, is relatively fixed. As a result, an increase in our revenues achieved through higher RevPAR generally will result in higher profitability. Vice versa, a decrease in our revenues, in particular with respect to hotels temporarily closed during the COVID-19 outbreak, could result in a disproportionately larger decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately.

●	The number of new leased and owned hotels under development. Generally, the operation of each leased and owned hotel goes through three stages: development, ramp-up and mature operations. During the development stage, our leased and owned hotels generate no revenue. In addition, we bear the pre-opening expenses for a substantial majority of our leased and owned hotels, which generally range from approximately RMB1.5 million to RMB20.0 million per hotel. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. During periods when a large number of new leased and owned hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.
●	The mix of mature and new leased and owned hotels, manachised hotels and franchised hotels. When a new hotel starts operation and goes through the ramp-up stage, the occupancy rate is relatively low, and the room rate may be subject to discount. Revenues generated by these hotels are lower than those generated by mature hotels and may be insufficient to cover their operating costs, which are relatively fixed in nature and are similar to those of mature hotels. The lower profitability during the ramp-up stage for leased and owned hotels may have a significant negative impact on our financial performance. The length of the ramp-up stage may be affected by factors such as hotel size, seasonality and location. New hotels opened in lower-tier cities generally have longer ramp-up period. On average, it takes our hotels approximately six months to ramp up. We define mature leased and owned hotels as those that have been in operation for more than six months. Our mature leased and owned hotels have been and will continue to be the main contributor to our revenues in the foreseeable future.

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

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 7,830 as of December 31, 2021 to 9,394 as of December 31, 2023.

Due to the impact of COVID-19, we had a large number of hotels in China temporarily requisitioned in various locations and during different periods for the accommodation of medical support workers and for quarantine purposes in relation to COVID-19. We also had a large number of hotels temporarily closed from time to time amid the pandemic. Our legacy Huazhu business witnessed accelerated recovery since mid-November 2022 after the Chinese authorities modified the COVID policy. As a result, excluding hotels under temporary requisition or temporarily closed, our total number of hotel room-nights available for sale increased from 234.8 million as of December 31, 2021 to 292.6 million as of December 31, 2023 for legacy Huazhu.

The hotel operations of Deutsche Hospitality in Europe were also adversely affected due to travel restrictions and lockdowns imposed by local governments in Europe to contain the spread of COVID-19, and as a result, a number of our Deutsche Hospitality hotels were temporarily closed in 2020. Thanks to the progress of vaccination campaigns and easing of social restrictions, legacy DH hotels have experienced RevPAR recovery since March 2022. As of December 31, 2023, the total room-nights available for sale was 9.4 million for legacy DH.

The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of the dates indicated.

	As of December 31,
	2021		2022		2023
	Legacy		Legacy		Legacy
	Huazhu	Legacy DH	Huazhu	Legacy DH	Huazhu	Legacy DH
Total hotels in operation	7,706	124	8,411	132	9,263	131
Leased and owned hotels	662	76	623	81	607	84
Manachised hotels	6,797	27	7,588	29	8,501	25
Franchised hotels	247	21	200	22	155	22
Total hotel rooms in operation	728,143	25,073	783,174	26,304	885,630	26,814
Leased and owned hotels	91,284	14,264	89,638	15,328	86,691	16,303
Manachised hotels	617,340	5,390	678,245	5,711	786,157	5,196
Franchised hotels	19,519	5,419	15,291	5,265	12,782	5,315
Total hotel room-nights available for sale(1)	234,841,153	8,203,832	229,534,995	8,851,555	292,643,397	9,405,932
Leased and owned hotels	32,818,789	4,933,508	28,046,243	5,302,509	31,592,103	5,573,744
Manachised hotels	195,076,643	1,681,517	196,734,849	1,788,026	256,346,691	1,921,324
Franchised hotels	6,945,721	1,588,807	4,753,903	1,761,020	4,704,603	1,910,864

Note:

(1)	Excluding room-nights of hotels that were temporarily requisitioned or closed during the outbreak of COVID-19 or room-nights of hotels that were temporarily closed. Legacy Huazhu’s hotels may be temporarily closed due to decoration, brand upgrade or business model change purposes. Legacy DH’s hotels may be temporarily closed due to repair work.

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

	Year Ended December 31,
	2021	2022	2023

	(Excluding hotels under requisition)

RevPAR (1) (in RMB)
Leased and owned hotels	202	174	308
Manachised hotels	168	156	234
Franchised hotels	155	130	226
Total hotels in operation	172	157	242
Average daily room rate (1) (in RMB)
Leased and owned hotels	286	272	372
Manachised hotels	231	231	289
Franchised hotels	238	222	309
Total hotels in operation	239	236	299
Occupancy rate (as a percentage)
Leased and owned hotels	71	64	83
Manachised hotels	73	67	81
Franchised hotels	65	59	73
Total hotels in operation	72	67	81
Weight of hotel room-nights available for sale contributed by leased and owned hotels less than 6 months (as a percentage)(2)	4	2	1

Notes:

(1)	The RevPAR and average daily room rates disclosed in this annual report for legacy Huazhu are based on the tax-inclusive room rates.
(2)	Represents (i) the aggregate of monthly hotel room-nights available for sale in a given period of leased and owned hotels, which had been in operation for less than six months, divided by (ii) the aggregate of monthly total hotel room-nights available for sale in that same period.

RevPAR may change from period to period due to (i) the change in the mix of our leased and owned hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The RevPAR for all hotels in operation of legacy Huazhu (excluding hotels under temporary requisition) in 2023 was higher than the RevPAR for all of our hotels in operation of legacy Huazhu (excluding hotels under temporary requisition) in 2022, primarily due to the relief of COVID-19 restriction measures and recovery from COVID-19. The RevPAR for all hotels in operation of legacy Huazhu (excluding hotels under temporary requisition) in 2022 was lower than the RevPAR for all of our hotels in operation of legacy Huazhu (excluding hotels under temporary requisition) in 2021 primarily due to large-scale outbreak of the Omicron variant in 2022.

The following table sets forth our RevPAR, average daily room rate and occupancy rate for the leased hotels as well as manachised and franchised hotels of legacy DH for the periods indicated.

	Year Ended December 31,
	2021	2022	2023
RevPAR(1) (in EUR)
Leased and owned hotels	29	61	74
Manachised hotels	31	61	60
Franchised hotels	41	67	75
All hotels in operation	32	62	71
Average daily room rate(1) (in EUR)
Leased and owned hotels	91	110	115
Manachised hotels	85	110	99
Franchised hotels	93	116	120
All hotels in operation	90	111	113
Occupancy rate (as a percentage)
Leased and owned hotels	32	56	65
Manachised hotels	37	55	61
Franchised hotels	44	57	62
All hotels in operation	35	56	63

Note:

(1)	The RevPAR and average daily room rates for legacy DH are based on the tax-exclusive room rates.

The RevPAR for all legacy DH hotels in operation continually increased from 2021 to 2023, primarily due to the improving conditions in the lodging market after Europe lifted COVID-19 related restrictions in mid-February 2022.

The seasonality of our business may cause fluctuations in our quarterly RevPAR. We typically have the lowest RevPAR in the first quarter due to reduced travel activities in winter and during the Spring Festival holidays, and the highest RevPAR in the third quarter due to increased travel during summer. National and regional special events that attract large numbers of people to travel may also cause fluctuations in our RevPAR.

The following table sets forth quarterly RevPAR of legacy Huazhu’s hotels for the periods indicated.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2022	2022	2022	2022	2023	2023	2023	2023

RevPAR (in RMB):
Leased and owned hotels	149	153	215	176	257	321	356	298
Manachised hotels	130	140	190	158	204	241	269	221
Franchised hotels	118	112	167	125	189	237	267	213
Total hotels in operation	132	141	193	159	210	250	278	229

The following table sets forth the quarterly RevPAR of the hotels operated by legacy DH for the periods indicated.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2022	2022	2022	2022	2023	2023	2023	2023
RevPAR (in EUR):
Leased and owned hotels	31	69	76	68	57	83	81	76
Manachised hotels	32	53	77	75	46	61	76	59
Franchised hotels	42	70	72	82	60	82	76	80
Total hotels in operation	33	66	75	72	55	78	79	73

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

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2022	2022	2022	2022	2023	2023	2023	2023
Number of hotels in operation for at least 18 months	5,225	4,912	5,488	5,296	5,860	6,191	6,466	6,539
RevPAR (RMB)	131	138	190	158	210	251	281	230
Same-hotel RevPAR change (as a percentage)(1)	(8.9)	(36.2)	3.9	(9.2)	51.8	71.8	41.1	40.8

Note:

(1)	In calculating the same-hotel RevPAR change (as a percentage) of our mature hotels in a specified period, which are hotels in operation for at least 18 months as at the beginning of one of the months within this period, the average RevPAR of these hotels in the months in which they are mature hotels within this period is compared with the average RevPAR of these same hotels in the corresponding months of the prior year.

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

	Year Ended December 31,
	2021		2022		2023
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions, except percentages)
Revenues:
Leased and owned hotels	8,118	63.5	9,148	66.0	13,796	1,943	63.0
Manachised and franchised hotels	4,404	34.4	4,405	31.8	7,694	1,084	35.2
Others	263	2.1	309	2.2	392	55	1.8
Total revenues	12,785	100.0	13,862	100.0	21,882	3,082	100.0

●	Leased and Owned Hotels. In 2021, we generated revenues of RMB8,118 million from our leased and owned hotels, which accounted for 63.5% of our total revenues for the year. In 2022, we generated revenue of RMB9,148 million from our leased and owned hotels, which accounted for 66.0% of our total revenues for the year. In 2023, we generated revenues of RMB13,796 million (US$1,943 million) from our leased and owned hotels, which accounted for 63.0% of our total revenues for the year. We expect that revenues from our leased and owned hotels will continue to constitute a majority of our total revenues in the foreseeable future. As of December 31, 2023, we had 30 leased and owned hotels under development.

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

Our revenues generated from leased and owned hotels are significantly affected by the following two operating measures:

●	The total number of room nights available from the leased and owned hotels in our hotel group. The future growth of revenues generated from our leased and owned hotels will depend significantly upon our ability to expand our hotel group into new locations and maintain and further increase our RevPAR at existing hotels.
●	RevPAR achieved by our leased and owned hotels, which represents the product of average daily room rates and occupancy rates. To understand factors impacting our RevPAR, please see “– Non-financial Key Performance Indicators – RevPAR.”
●	Manachised and Franchised Hotels. In 2021, we generated revenues of RMB4,404 million from our manachised and franchised hotels, which accounted for 34.4% of our total revenues for the year. In 2022, we generated revenues of RMB4,405 million from our manachised and franchised hotels, which accounted for 31.8% of our total revenues for the year. In 2023, we generated revenues of RMB7,694 million (US$1,084 million) from our manachised and franchised hotels, which accounted for 35.2% of our total revenues for the year. We expect that revenues from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels in our hotel group. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2023, we had 3,068 manachised and franchised hotels under development.
●	Manachised Hotels. Our franchisees either lease or own their hotel properties and also invest in the renovation of their properties according to our product standards. Our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels according to our standards, and all of the operating expenses. We manage our manachised hotels and impose the same standards for all manachised hotels to ensure product quality and consistency across our hotel network. Management services we provide to our franchisees for our manachised hotels generally include hiring, appointing and training hotel managers, managing reservations, providing sales and marketing support, conducting quality inspections and providing other operational support and information. We believe that our manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

We collect fees from our franchisees. Our franchisees are responsible for all costs and expenses related to hotel construction and refurbishing. Our franchise and management agreements for manachised hotels typically run for an initial term of eight to ten years under legacy Huazhu, and for our hotels under Deutsche Hospitality, 15 to 20 years.

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

For our manachised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a management fee consisting of a base fee of 0.5% to 3.5% of the hotel’s turnover and an incentive fee of 6% to 10% of the hotel’s adjusted gross operating profit. Deutsche Hospitality participates in the distribution of the manachised hotel’s profit and charges a marketing fee for the manachised hotels. General manager compensation of a manachised hotel, including salaries, social security contribution, and various benefits and bonuses, is borne by the manachised hotel. For some manachised hotels outside Germany, Deutsche Hospitality further charges a license fee of approximately 0.5% to 2% of the hotel’s turnover.

●	Franchised Hotels. Under our typical franchise agreements, we provide our franchisees with training, central reservation, sales and marketing support, technology support, quality assurance inspections and other operational support and information. We do not appoint hotel managers for our franchised hotels. We collect fees from the franchisees of our franchised hotels and do not bear any loss incurred or otherwise, share any profit realized by our franchisees. Our franchise agreements for our franchised hotels typically run for an initial term of eight to ten years under legacy Huazhu, and for our hotels under Deutsche Hospitality, 10 to 15 years.

For our franchised hotels under legacy Huazhu, we charge our franchised hotels fees on generally the same terms as our manachised hotels, except that we do not appoint hotel managers to our franchised hotels and thus do not charge these hotels a monthly management service fee.

For our franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 4.0% of the hotel’s gross room revenue turnover and gross operating revenue. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR40,000 to EUR150,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee) and a license fee.

●	Other Revenues. Other revenues of RMB263 million and RMB309 million, RMB392 million (US$55 million) in 2021, 2022 and 2023, respectively, represented revenues generated from services other than the operation of hotel businesses, which mainly included revenues from the provision of IT products and services and revenues from Hua Zhu mall and other revenues from legacy DH.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, other operating cost, selling and marketing expenses, general and administrative expenses and pre-opening expenses. During the COVID-19 period, we had managed to adopt measures to improve our cost structure, including negotiating with landlords to reduce or delay rental payments, streamlining our hotel staff, work shift sharing, temporary furlough of staff, and reducing or eliminating discretionary spending and capital expenditures. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2021		2022		2023
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions, except percentages)
Total revenues	12,785	100.0	13,862	100.0	21,882	3,082	100.0
Operating costs and expenses
Hotel operating costs:
Rents	3,900	30.5	3,927	28.3	4,290	604	19.6
Utilities	507	4.0	603	4.3	685	97	3.1
Personnel costs	3,022	23.6	3,683	26.6	4,684	660	21.4
Depreciation and amortization	1,413	11.1	1,414	10.2	1,329	187	6.1
Consumables, food and beverage	969	7.6	1,026	7.4	1,327	187	6.1
Others	1,471	11.5	1,607	11.6	2,026	286	9.2
Total hotel operating costs	11,282	88.3	12,260	88.4	14,341	2,021	65.5
Other operating costs	58	0.4	62	0.5	34	5	0.2
Selling and marketing expenses	641	5.0	613	4.4	1,072	151	4.9
General and administrative expenses	1,545	12.1	1,675	12.1	2,086	294	9.5
Pre-opening expenses	81	0.6	95	0.7	35	5	0.2
Total operating costs and expenses	13,607	106.4	14,705	106.1	17,568	2,476	80.3

●	Hotel Operating Costs. Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and owned as well as manachised hotels. Leased and owned hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements, intangible assets and land use rights. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs in absolute amount will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our total revenue may change from period to period mainly driven by three factors: (i) the hotel operating costs as a percentage of revenues from our leased and owned hotels, (ii) the operating costs, mainly personnel costs, as a percentage of revenues from the manachised and franchised business and (iii) the weight of manachised and franchised hotels in our revenue mix.
●	Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, bank fees for processing bank card payments, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our selling and marketing expenses will increase as our sales increase and as we further expand into new geographic locations and promote our brands.
●	General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and benefits for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, travel and communication expenses of our general and administrative staff, costs of third-party professional services, and office expenses for corporate and regional offices. We expect that our general and administrative expenses will increase as we hire additional personnel and incur additional costs in connection with the expansion of our business.
●	Pre-opening Expenses. Our pre-opening expenses consist primarily of rents, personnel cost, and other miscellaneous expenses incurred prior to the opening of a new leased or owned hotel.

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

	Year Ended December 31,
	2021	2022	2023
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Rents	68	84	30	4
Personnel cost	5	5	1	0
Others	8	6	4	1
Total pre-opening expenses	81	95	35	5

EBITDA (Non-GAAP) and Adjusted EBITDA (Non-GAAP). We use earnings before interest income, interest expense, income tax expense (benefit) and depreciation and amortization, or EBITDA, a non-GAAP financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. We believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We also use Adjusted EBITDA, another non-GAAP measure, which is defined as EBITDA before share-based compensation expenses and (loss) gain from fair value changes of equity securities, net. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net income (loss) attributable to our company	(465)	(1,821)	4,085	575
Interest income	(89)	(87)	(248)	(35)
Interest expense	405	409	385	54
Income tax expense	12	207	1,204	168
Depreciation and amortization	1,503	1,456	1,414	199
EBITDA(1) (Non-GAAP)	1,366	164	6,840	961
Share-based compensation expenses	109	87	143	20
Loss (gain) from fair value changes of equity securities, net	96	359	(109)	(15)
Adjusted EBITDA(1) (Non-GAAP)	1,571	610	6,874	966

Note:

(1)	We believe that EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and gain (loss) from fair value changes of equity securities, net. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and gain (loss) from fair value changes of equity securities, net have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA or Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, gain (loss) from fair value changes of equity securities, net, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

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

	Year Ended December 31,
	2021		2022		2023
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions, except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	8,118	63.5	9,148	66.0	13,796	1,943	63.0
Manachised and franchised hotels	4,404	34.4	4,405	31.8	7,694	1,084	35.2
Others	263	2.1	309	2.2	392	55	1.8
Total revenues	12,785	100.0	13,862	100.0	21,882	3,082	100.0
Operating costs and expenses(1):
Hotel operating costs	11,282	88.3	12,260	88.4	14,341	2,021	65.5
Other operating costs	58	0.4	62	0.5	34	5	0.2
Selling and marketing expenses	641	5.0	613	4.4	1,072	151	4.9
General and administrative expenses	1,545	12.1	1,675	12.1	2,086	294	9.5
Pre-opening expenses	81	0.6	95	0.7	35	5	0.2
Total operating costs and expenses	13,607	106.4	14,705	106.1	17,568	2,476	80.3
Goodwill impairment loss	—	—	—	—	4	1	0.0
Other operating income, net	986	7.7	549	4.0	404	57	1.8
Income (loss) from operations	164	1.3	(294)	(2.1)	4,714	662	21.5
Interest income	89	0.7	87	0.6	248	35	1.1
Interest expense	405	3.2	409	3.0	385	54	1.7
Other income, net	157	1.2	10	0.1	573	81	2.6
(Loss) gain from fair value changes of equity securities, net	(96)	(0.7)	(359)	(2.6)	109	15	0.5
Foreign exchange (loss) gain, net	(317)	(2.5)	(641)	(4.6)	90	13	0.4
Income (loss) before income taxes	(408)	(3.2)	(1,606)	(11.6)	5,349	752	24.4
Income tax expense	12	0.1	207	1.4	1,204	168	5.5
Loss from equity method investments	(60)	(0.5)	(36)	(0.3)	(14)	(2)	(0.0)
Net (loss) income	(480)	(3.8)	(1,849)	(13.3)	4,131	582	18.9
Less: net (loss) income attributable to noncontrolling interest	(15)	(0.1)	(28)	(0.2)	46	7	0.2
Net (loss) income attributable to H World Group Limited	(465)	(3.7)	(1,821)	(13.1)	4,085	575	18.7

Note:

(1)	Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2021	2022	2023
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Share-based compensation expenses	109	87	143	20

After our acquisition of Deutsche Hospitality hotels in January 2020, we modified our operating segment structure into two operating segments⸺legacy Huazhu and legacy DH. We changed the segment profit measure from EBITDA to adjusted EBITDA starting from the second quarter of 2023 as we use adjusted EBITDA to evaluate the performance of each segment. Adjusted EBITDA has also been presented for the disclosure for prior period as the segment profit.

The following table provides a summary of our operating segment results for the years ended December 31, 2021, 2022 and 2023.

	Years Ended December 31,
	2021				2022				2023
	Legacy	Legacy			Legacy	Legacy			Legacy	Legacy
	Huazhu	DH	Elimination	Total	Huazhu	DH	Elimination	Total	Huazhu	DH	Elimination	Total
Total revenues	11,247	1,539	(1)	12,785	10,661	3,212	(11)	13,862	17,444	4,465	(27)	21,882
Adjusted EBITDA	2,032	(461)	(0)	1,571	725	(112)	(3)	610	6,772	103	(1)	6,874

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total Revenues. Our total revenues increased by 57.9% from RMB13,862 million in 2022 to RMB21,882 million (US$3,082 million) in 2023. This increase was primarily due to our continuous business recovery from COVID-19 and increased occupancy rate, driven by an increased demand for leisure travel and the continued recovery for business travel.

●	Leased and Owned Hotels. Total revenues from our leased and owned hotels increased by 50.8% from RMB9,148 million in 2022 to RMB13,796 million (US$1,943 million) in 2023. This increase was primarily due to our continuous business recovery from COVID-19.
●	Manachised and Franchised Hotels. Total revenues from our manachised and franchised hotels increased by 74.7% from RMB4,405 million in 2022 to RMB7,694 million (US$1,084 million) in 2023 due to our business recovery from COVID-19.
●	Other Revenues. Other revenues increased by 26.9% from RMB309 million in 2022 to RMB392 million (US$55 million) in 2023.

Operating Costs and Expenses. Our total operating costs and expenses increased by 19.5% from RMB14,705 million in 2022 to RMB17,568 million (US$2,476 million) in 2023.

●	Hotel Operating Costs. Our hotel operating costs increased by 17.0% from RMB12,260 million in 2022 to RMB14,341 million (US$2,021 million) in 2023. This increase was primarily due to an increase in the personnel costs and consumables, food and beverage, which was in line with the increase in our occupancy rate and revenues. Our hotel operating costs as a percentage of total revenues decreased from 88.4% in 2022 to 65.5% in 2023.
●	Selling and Marketing Expenses. Our selling and marketing expenses increased by 74.9% from RMB613 million in 2022 to RMB1,072 million (US$151 million) in 2023, mainly due to higher commissions to travel agencies and promotional expenses associated with business recovery. Our selling and marketing expenses as a percentage of total revenues increased slightly from 4.4% in 2022 to 4.9% in 2023.
●	General and Administrative Expenses. Our general and administrative expenses increased by 24.5% from RMB1,675 million in 2022 to RMB2,086 million (US$294 million) in 2023. The increase was mainly attributable to higher personnel costs along with our business recovery. Our general and administrative expenses as a percentage of total revenues decreased from 12.1% in 2022 to 9.5% in 2023, primarily attributable to our increased revenues and economies of scale.
●	Pre-opening Expenses. Our pre-opening expenses decreased by 63.2% from RMB95 million in 2022 to RMB35 million (US$5 million) in 2023 due to more selective openings of leased and owned hotels. Our pre-opening expenses as a percentage of total revenues decreased from 0.7% in 2022 to 0.2% in 2023. Our pre-opening expenses in 2023 was primarily from legacy Huazhu.

Other Operating Income, Net. Our other operating income decreased by 26.4% from RMB549 million in 2022 to RMB404 million (US$57 million) in 2023, mainly because we received higher COVID-related government subsidies and insurance compensation granted to legacy DH in 2022 compared to 2023.

Income (Loss) from Operations. As a result of the foregoing, we had income from operations of RMB4,714 million (US$662 million) in 2023, compared to loss from operations of RMB294 million in 2022.

Interest Expense, Net. Our net interest expense was RMB137 million (US$19 million) in 2023. Our interest income was RMB248 million (US$35 million), and our interest expense was RMB385 million (US$54 million) in 2023. Our net interest expense was RMB322 million in 2022. Our interest income was RMB87 million, and our interest expense was RMB409 million in 2022.

Other Income, Net. We recorded other income, net of RMB573 million (US$81 million) in 2023, compared to other income, net of RMB10 million in 2022. The higher other income, net in 2023 was mainly due to gains from sales of Accor’s shares.

(Loss) Gain from Fair Value Changes of Equity Securities, Net. (Loss) gain from fair value changes of equity securities, net mainly represents the unrealized (loss) gain from our investment in equity securities with readily determinable fair values. Our gain from fair value changes of equity securities was RMB109 million (US$15 million) in 2023, primarily due to gains from fair value changes of UBOX in 2023 and we no longer incurred losses from holding Accor shares after we sold those shares in 2023. We had loss from fair value changes of equity securities of RMB359 million in 2022.

Foreign Exchange (Loss) Gain. Our foreign exchange gain was RMB90 million (US$13 million) in 2023, compared to our foreign exchange loss of RMB641 million in 2022. Our foreign exchange gain in 2023 was primarily attributable to certain internal loan receivables denominated in Euro as a result of the Euro’s appreciation.

Income Tax Expense. Our income tax expense was RMB1,204 million (US$168 million) in 2023, compared to income tax expense of RMB207 million in 2022. Our effective tax rate in 2023 was 22.5%, compared with negative 12.9% in 2022.

Equity Method Investments. Our loss from equity method investments decreased from RMB36 million in 2022 to RMB14 million (US$2 million) in 2023, primarily due to the decrease in losses incurred by certain of our investee companies.

Net (Loss) Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net income attributable to noncontrolling interest was RMB46 million (US$7 million) in 2023, primarily due to our business recovery. The net loss attributable to noncontrolling interest was RMB28 million in 2022.

Net (Loss) Income Attributable to H World Group Limited. As a result of the foregoing, we recorded net income attributable to H World Group Limited of RMB4,085 million (US$575 million) in 2023, compared to net loss attributable to H World Group Limited of RMB1,821 million in 2022.

Segment Results

Total Revenue. Legacy Huazhu’s total revenues for 2023 were RMB17,444 million, representing a 63.6% increase from RMB10,661 million in 2022 as a result of our business recovery from COVID-19 in China. Legacy DH’s total revenues from 2023 were RMB4,465 million, representing a 39.0% increase from RMB3,212 million in 2022 due to the continuous business recovery of our European business .

Adjusted EBITDA. Legacy Huazhu’s adjusted EBITDA from 2023 was RMB6,772 million, representing a significant increase from RMB725 million in 2022 as a result of our business recovery from COVID-19 in China. Legacy DH’s adjusted EBITDA from 2023 was RMB103 million, representing a significant improvement from negative RMB112 million in 2022 due to the continuous business recovery of our European business.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total Revenues. Our total revenues increased by 8.4% from RMB12,785 million in 2021 to RMB13,862 million in 2022. This increase was primarily due to the robust recovery of our European business since Europe’s lifting of COVID-19 related restrictions starting from mid-February 2022.

●	Leased and Owned Hotels. Total revenues from our leased and owned hotels increased by 12.7% from RMB8,118 million in 2021 to RMB9,148 million in 2022. This increase was primarily due to the increase of revenues from legacy DH due to the robust recovery of our European business since Europe’s lifting of COVID-19 related restrictions starting from mid-February 2022, partially offset by the decrease of revenues from Legacy Huazhu due to negative impact of the COVID-19 and its related restrictions.
●	Manachised and Franchised Hotels. Total revenues from our manachised and franchised hotels remained relatively flat at RMB4,404 million in 2021 and RMB4,405 million in 2022.
●	Other Revenues. Other revenues increased by 17.5% from RMB263 million in 2021 to RMB309 million in 2022.

Operating Costs and Expenses. Our total operating costs and expenses increased by 8.1% from RMB13,607 million in 2021 to RMB14,705 million in 2022.

●	Hotel Operating Costs. Our hotel operating costs increased by 8.7% from RMB11,282 million in 2021 to RMB12,260 million in 2022. This increase was primarily due to the continued hotel network expansion of legacy Huazhu, and business recovery of legacy DH, partially offset by our cost control measures to achieve rental reductions. Our hotel operating costs as a percentage of total revenues remained relatively flat at 88.3% in 2021 and 88.4% in 2022. In the full year of 2022, we recognized a negative lease expense of RMB281 million under the relief of lease concession from COVID-19.
●	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 4.4% from RMB641 million in 2021 to RMB613 million in 2022. Our selling and marketing expenses as a percentage of total revenues decreased from 5.0% in 2021 to 4.4% in 2022, primarily attributable to our cost control measures for legacy Huazhu to address the negative impact of the COVID-19, partially offset by a 53.0% increase in selling and marketing expenses from 2021 to 2022 for legacy DH, which is in line with its business recovery.
●	General and Administrative Expenses. Our general and administrative expenses increased by 8.4% from RMB1,545 million in 2021 to RMB1,675 million in 2022. The increase was mainly due to investments in our business development team, information technology division and upscale hotel division, partially offset by lower headquarter expenses since the second quarter of 2022. Our general and administrative expenses as a percentage of total revenues remained relatively flat at 12.1% in both 2021 and 2022.
●	Pre-opening Expenses. Our pre-opening expenses increased by 17.3% from RMB81 million in 2021 to RMB95 million in 2022. Our pre-opening expenses as a percentage of total revenues increased from 0.6% in 2021 to 0.7% in 2022. Our pre-opening expenses in 2022 was primarily from legacy Huazhu.

Other Operating Income, Net. Our other operating income decreased by 44.3% from RMB986 million in 2021 to RMB549 million in 2022, which was mainly attributable to a decrease in COVID-19 subsidies granted to our legacy DH.

Income (Loss) from Operations. As a result of the foregoing, we had loss from operations of RMB294 million in 2022, compared to income from operations of RMB164 million in 2021.

Interest Expense, Net. Our net interest expense was RMB322 million in 2022. Our interest income was RMB87 million, and our interest expense was RMB409 million in 2022. Our net interest expense was RMB316 million in 2021. Our interest income was RMB89 million, and our interest expense was RMB405 million in 2021.

Other Income, Net. We recorded other income, net of RMB10 million in 2022, compared to other income, net of RMB157 million in 2021. The higher other income, net in 2021 was due to our gains from sales of Accor’s shares in 2021.

(Loss) Gain from Fair Value Changes of Equity Securities, Net. (Loss) gain from fair value changes of equity securities, net mainly represents the unrealized (loss) gain from our investment in equity securities with readily determinable fair values, such as Accor hotels. Our loss from fair value changes of equity securities was RMB359 million in 2022, primarily due to the decrease in the price of Accor’s shares we held. We had loss from fair value changes of equity securities of RMB96 million in 2021.

Foreign Exchange (Loss) Gain. Our foreign exchange loss was RMB641 million in 2022, compared to our foreign exchange loss of RMB317 million in 2021. Our foreign exchange loss in 2022 was primarily attributable to the exchange loss related to our investment in Accor denominated in Euro and certain internal loan receivables denominated in Euro as a result of the Euro’s depreciation.

Income Tax Expense. Our income tax expense was RMB207 million in 2022, compared to income tax expense of RMB12 million in 2021. Our effective tax rate in 2022 was negative 12.9%, compared with negative 2.9% in 2021.

Equity Method Investments. Our loss from equity method investments decreased from RMB60 million in 2021 to RMB36 million in 2022, primarily due to the decrease in losses incurred by certain of our investee companies.

Net (Loss) Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net loss attributable to noncontrolling interest was RMB28 million in 2022, primarily due to losses from certain of our joint ventures. The net loss attributable to noncontrolling interest was RMB15 million in 2021.

Net (Loss) Income Attributable to H World Group Limited. As a result of the foregoing, net loss attributable to H World Group Limited increased from RMB465 million in 2021 to RMB1,821 million in 2022.

Segment Results

Total Revenue. Legacy Huazhu’s total revenues for 2022 were RMB10,661 million, representing a 5.2% decrease compared to RMB11,247 million in 2021 due to negative impact of the COVID-19 and its related restrictions. Legacy DH’s total revenues from 2022 were RMB3,212 million, representing a significant increase from RMB1,539 million in 2021 due to the robust recovery of our European business since Europe’s lifting of COVID-19 related restrictions starting from mid-February 2022.

Adjusted EBITDA. Legacy Huazhu’s adjusted EBITDA from 2022 was RMB725 million, representing a 64.3% decrease compared to RMB2,032 million in 2021 as a result of negative pandemic impact in China and our foreign exchange loss related to certain internal loan receivables denominated in Euro as a result of the Euro’s depreciation. Legacy DH’s adjusted EBITDA from 2022 was negative RMB112 million, representing a significant improvement from negative RMB461 million in 2021 due to the robust recovery of our European business.

Outstanding Indebtedness

In May 2020, we issued US$500 million Convertible Senior Notes (the “2026 Notes”). The 2026 Notes will mature on May 1, 2026 and bear interest at a rate of 3.00% per annum, payable in arrears semi-annually on May 1 and November 1 of each year, beginning on November 1, 2020. The 2026 Notes can be converted into our ADSs at an initial conversion rate of 23.971, subject to adjustment in some events, of our ADSs per US$1,000 principal amount of the 2026 Notes (equivalent to an initial conversion price of US$41.72 per ADS). The holders may require our Company to repurchase all or portion of the 2026 Notes for cash on May 1, 2024, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In 2023, RMB0.01 million of the 2026 Notes was converted into 24 ADSs upon holders’ requests. As of December 31, 2023, we reclassified the 2026 Notes as short-term debt as the holders have a put option which can be exercised within one year.

In August 2022, we entered into a 3-year long-term facility of EUR220 million and RMB-equivalent of EUR110 million term facility, and EUR70 million revolving credit facility agreement with several banks. The EUR70 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan for each interest period is the aggregate of the applicable Margin and EURIBOR or one-year benchmark LPR. The margin for each loan depends on the currency of loan, a loan denominated in EUR means 1.55% per annum and a loan denominated in RMB means -0.15% to -0.2% per annum. There are some financial covenants including interest cover, leverage and book equity related to this facility. We were fully in compliance with the amended covenants in 2022 and 2023. As of December 31, 2023, we had drawn down EUR220 million, RMB equivalent of EUR110 million and EUR70 million under the facility agreement and repaid EUR220 million, RMB equivalent of EUR6 million and EUR70 million, respectively.

As of December 31, 2023, we had a total debt balance of RMB5.3 billion (US$0.7 billion), unutilized facilities of approximately RMB2.8 billion.

We had complied with the covenants under our existing banking facilities as of December 31, 2023.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, proceeds from our follow-on offering of ADSs in January 2023, borrowings from commercial banks, and issuance of convertible senior notes due 2026. As of December 31, 2023, we had RMB6,946 million (US$978 million) in cash and cash equivalents and RMB764 million (US$108 million) in restricted cash. Our cash and cash equivalents and restricted cash consist of cash on hand, liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use, deposits used as security against borrowings, and deposits restricted due to contract disputes or lawsuits or special purpose. Our cash and cash equivalents as of December 31, 2023 primarily consisted of Renminbi and U.S. dollars.

As of December 31, 2023, we had 30 properties for our leased and owned hotels under development. As of December 31, 2023, we expected to incur approximately RMB887 million (US$125 million) of capital expenditures in connection with (i) certain recently completed leasehold improvements and installation of equipment and (ii) the funding of the leasehold improvements and installation of equipment of these 30 leased and owned hotels, which is expected to be incurred within one to two years. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2022	2023
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net cash provided by operating activities	1,342	1,564	7,674	1,080
Net cash used in investing activities	1,402	522	1,477	207
Net cash used in financing activities	1,801	1,394	3,720	523
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(88)	297	164	22
Net (decrease) increase in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	(1,949)	(55)	2,641	372
Less: net increase in cash and cash equivalents classified within assets held for sale	—	—	17	2
Cash, cash equivalents and restricted cash at the beginning of the year	7,090	5,141	5,086	716
Cash, cash equivalents and restricted cash at the end of the year	5,141	5,086	7,710	1,086

Operating Activities

In 2021, 2022 and 2023, we financed our operating activities primarily through cash generated from operations.

Net cash provided by operating activities amounted to RMB7,674 million (US$1,080 million) in 2023, primarily attributable to (i) our net income of RMB4,131 million (US$582 million), (ii) an added-back of RMB2,163 million (US$305 million) in noncash lease expense, (iii) an added-back of RMB1,414 million (US$199 million) in noncash depreciation and amortization, and (iv) an increase in accrued expenses and other current liabilities of RMB1,133 million (US$157 million), partially offset by a decrease in operating lease liabilities of RMB2,548 million (US$360 million).

Net cash provided by operating activities amounted to RMB1,564 million in 2022, primarily attributable to (i) an add-back of RMB2,257 million in noncash lease expense and (ii) an add-back of RMB1,456 million in depreciation and amortization, partially offset by (i) our net loss of RMB1,849 million and (ii) a decrease in operating lease liabilities of RMB1,608 million.

Net cash provided by operating activities amounted to RMB1,342 million in 2021, primarily attributable to (i) an add-back of RMB1,503 million in depreciation and amortization and (ii) an add-back of RMB2.3 billion in noncash lease expense, partially offset by (i) deferred taxes of RMB543 million, (ii) our net loss of RMB480 million, (iii) decrease in operating lease liabilities of RMB2.1 billion and (iv) decrease in accrued expenses and other current liabilities of RMB439 million.

Investing Activities

Net cash used in investing activities decreased from RMB522 million in 2022 to RMB1,477 million (US$207 million) in 2023, primarily due to (i) purchases of investments of RMB3,509 million (US$494 million) mainly related to our purchase of time deposits and financial products and (ii) purchase of property and equipment of RMB894 million (US$126 million), partially offset by proceeds from maturity/sale and return of investments of RMB2,972 million (US$419 million).

Our cash used in investing activities in 2022 is primarily related to purchases of property and equipment of RMB1,049 million, proceeds from maturity/sale of investments of RMB937 million, and purchase of investments of RMB401 million.

Our cash used in investing activities in 2021 is primarily related to purchases of property and equipment of RMB1,658 million, proceeds from maturity/sale of investments of RMB1,494 million, acquisitions, net of cash received of RMB742 million, and purchase of investments of RMB521 million.

Financing Activities

Our major financing activities since 2021 consist of loans with commercial banks, proceeds from our follow-on offering of ADSs in January 2023, payment of dividends, and share repurchases.

We had net cash used in financing activities of RMB3,720 million (US$523 million) in 2023, compared with net cash used in financing activities of RMB1,394 million in 2022. Net cash used in financing activities in 2023 primarily consisted of repayment of short-term debt of RMB3,436 million (US$485 million) and repayment of long-term debt of RMB2,336 million (US$329 million), partially offset by (i) net proceeds from issuance of ordinary shares of RMB1,973 million (US$278 million) and (ii) proceeds from debt of RMB1,169 million (US$165 million).

We had net cash used in financing activities of RMB1,394 million in 2022, compared with net cash used in financing activities of RMB1,801 million in 2021. Net cash used in financing activities in 2022 primarily consisted of proceeds from short-term debt of RMB4,249 million, proceeds from long-term debt of RMB2,797 million and repayment of convertible senior notes of RMB3,406 million, partially offset by (i) repayment of short-term debt of RMB1,935 million; and (ii) repayment of long-term debt of RMB2,364 million.

Net cash used in financing activities in 2021 primarily consisted of proceeds from short-term bank borrowing of RMB2,288 million, offset of (i) repayment of short-term bank borrowings of RMB2,474 million; and (ii) repayment of long-term bank borrowings of RMB1,650 million.

Capital Expenditure

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our cash paid on capital expenditures totaled RMB1,675 million, RMB1,053 million and RMB901 million (US$127 million) in 2021, 2022 and 2023, respectively. Our capital expenditures in 2023 consisted of RMB894 million (US$126 million) in property and equipment and RMB7 million (US$1 million) in software and license. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

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

Except as disclosed in the table and discussion below, the VIEs have not distributed and do not currently have any plans to distribute any earnings or settle any amounts owed under the contractual agreements to our subsidiaries. The VIEs in aggregate contributed an insignificant portion (less than 3%) of our total retained earnings as of December 31, 2021, 2022 and 2023.

The following table presents the cash flows among the Company, its subsidiaries and the VIEs for the fiscal years ended December 31, 2021, 2022 and 2023.

Cash transfer between our company, subsidiaries and VIEs
(RMB in millions)
Cash flows between subsidiaries and VIEs	2021	2022	2023
Loans from subsidiaries to the VIEs under the contractual arrangement	—	1	—
Cash receipts by the VIEs from subsidiaries for services	34	30	21
Loans to subsidiaries by the VIEs	(21)	(2)	—
Repayment of loans by subsidiaries	7	5	—

Cash flows between holding company and subsidiaries(1)	2021	2022	2023
Loans to subsidiaries	(1,050)	(750)	(987)
Repayment of loans by subsidiaries	—	4,165	2,061
Loans from subsidiaries	—	798	2,574
Repayment of loans from subsidiaries	—	—	(540)

Note:

(1)	Includes overseas and PRC subsidiaries.

For the years ended December 31, 2021, 2022 and 2023,

●	our subsidiaries paid service fee totaled approximately RMB34 million, RMB30 million and RMB21 million (US$3 million), respectively, to the VIEs for telecommunication services and internet-related services provided to hotels;

●	cash inflows of the VIEs were primarily provided via loan arrangements with our subsidiaries, our payment to the VIEs for inter-group transactions, and capital contributions of the nominee shareholders. For example, our subsidiaries provided loan totaled RMB1 million to the VIEs in 2022;
●	the VIEs lent approximately RMB21 million, RMB2 million and nil, respectively, to our subsidiaries other than HZ Hotel Management, and these subsidiaries repaid RMB7 million, RMB5 million and nil, respectively, to the VIEs for loans that the VIEs previously provided to them;
●	cash was transferred from H World Group Limited to our subsidiaries primarily through shareholder loans. In these same respective periods, our subsidiaries borrowed approximately RMB1,050 million, RMB750 million and RMB987 million (US$139 million), respectively, from H World Group Limited, and our subsidiaries repaid a total of approximately nil, RMB4,165 million and RMB2,061 million (US$290 million) loans, respectively, to H World Group Limited; and
●	our subsidiaries provided nil, RMB798 million and RMB2,574 million (US$364 million) loans, respectively, to H World Group Limited, and H World Group Limited repaid approximately nil, nil and RMB540 million (US$76 million), respectively, to these subsidiaries for such loans.

Other than the transfers described above, no assets were transferred among H World Group Limited, our subsidiaries, and the VIEs for the years ended December 31, 2021, 2022 and 2023.

Restrictions on Cash Transfers to Us

H World Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China and Europe. We face various restrictions and limitations on foreign exchange; our ability to transfer cash between entities, across borders and to U.S. investors; and our ability to distribute earnings from our subsidiaries and/or the VIEs, to us and holders of the ADSs as well as the ability to settle amounts owed under the contractual arrangements with the VIEs. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. In particular, subject to certain cumulative limits, the statutory reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a PRC subsidiary’s registered capital. These reserve funds can only be used for such specific purposes as provided in PRC laws and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of these requirements under PRC laws and regulations, as of December 31, 2023, approximately RMB3,838 million (US$541 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

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

Dividends or Distributions to US Investors

Each year we have considered making an ordinary dividend distribution up to 45% of our net income.

Our company did not distribute cash dividends to our shareholders in 2021, as it was restricted from distributing cash dividends until June 30, 2021 pursuant to a waiver from certain financial covenants that we obtained on April 17, 2020 for our syndicated bank loans; we have paid off these syndicated bank loans as of the date of this annual report. On March 3, 2022, our company declared a cash dividend of approximately US$68 million, which was paid in full in April 2022. On November 29, 2023, our company declared a cash dividend of approximately US$300 million, including an ordinary dividend in the amount of approximately US$200 million and a special dividend in the amount of approximately US$100 million, which has been paid in full in the first quarter of 2024.

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

Our German subsidiaries are permitted to pay dividends from their distributable profit as long as there are no agreements, such as debt covenants, that restrict such payments, in which regulations applying to limited liability companies (Gesellschaft mit beschränkter Haftung) have to be taken into account. Pursuant to the Law on Limited Liability Companies of Germany (Gesetz betreffend die Gesellschaften mit beschränkter Haftung), dividends are only payable out of profits. Typically, the directors of the relevant companies will recommend a particular rate of dividend and these subsidiaries will, in general meetings, declare the dividend subject to the maximum recommended by the directors. However, the general meetings are not bound by the directors’ recommendation. They may also declare a dividend exceeding the amount of the recommendation up to the amount of the total distributable profit of the company.

In 2021, 2022 and 2023, nil, RMB1,310 million and RMB1,454 million were paid as dividends from our PRC subsidiaries to our Hong Kong and Singapore subsidiaries, respectively. Except as disclosed under “—Transfer of Cash within Our Organization,” no dividend or distribution was made by our offshore subsidiaries to our company in 2021, 2022 and 2023.

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

	Year Ended December 31,
	2021	2022	2023
	(RMB)	(RMB)	(RMB)
	(In millions, except per share data)
Aggregate amount	37	22	60
Per share effect—basic	0.01	0.01	0.02
Per share effect—diluted	0.01	0.01	0.02

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Summary of Principal Accounting Policies.”

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

For the year ended December 31, 2023, we performed a quantitative assessment of goodwill for legacy DH. No goodwill impairment charges were recorded as a result of the testing. The estimated fair value of goodwill for legacy DH exceeded the calculated carrying value by more than 10%. A 5% decline in projected cash flows or increase in the discount rate would not result in an impairment.

We also performed quantitative impairment testing for brand names for legacy DH. As of December 31, 2023, the estimated fair value of one brand name acquired in DH acquisition was lower than its carrying value, and an impairment of RMB160 million was recognized in 2023, which reduced the carrying value by 63%. A 5% increase in the discount rate or decrease in royalty saving rate could result in further impairment charges of approximately RMB6 million and RMB5 million, respectively. In addition, the estimated fair value of both the other two brand names acquired in DH acquisition exceeded their carrying value by approximately 7% and 214%, respectively. A 5% increase in the discount rate or decrease in royalty saving rate would not result in further impairments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is No. 1299 Fenghua Road, Jiading District, Shanghai 201803, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title
Qi Ji	57	Founder and Executive Chairman of the Board of Directors
John Jiong Wu	56	Co-founder, Independent Director
Tong Tong Zhao	57	Co-founder, Independent Director
Shangzhi Zhang	71	Director
Jian Shang	56	Independent Director
Theng Fong Hee	69	Independent Director
Lei Cao	49	Independent Director
Hui Jin	46	Chief Executive Officer
Jun Zou	53	Chief Financial Officer

Qi Ji is our founder, and was appointed as a director in February 2007. Mr. Ji has also served as the executive chairman of our board since August 2009. Prior to his current role, he also served as our chief executive officer from 2007 to August 2009, from January 2012 to May 2015, and from November 2019 to September 2021. He co-founded Home Inns & Hotels Management Inc. and served as its chief executive officer from 2002 to January 2005. He also co-founded Trip.com (a company listed on the NASDAQ, ticker symbol: TCOM), one of the largest online travel services providers in China, in 1999, acted as its chief executive officer and president until 2001, and currently serves on Trip.com’s board as an independent director. Mr. Ji received his bachelor’s degree in engineering mechanics and master degree in mechanical engineering from Shanghai Jiao Tong University in the PRC in 1989 and February 1992, respectively.

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

Tong Tong Zhao, a co-founder of our company, has served as our director since February 2007. Ms. Zhao has served in several companies, including the supervisor of Shanghai Asia-Tang Health Technology Development Co., Ltd., the executive director of Shanghai Hong Ying Hi-Tech Co., Ltd., and the executive director of Shanghai Xie Cheng Science and Technology Co., Ltd. Ms. Zhao received her Master of Engineering degree from Shanghai Jiao Tong University in the PRC in March 1992 and her Master of Business Administration degree from McGill University in Canada in June 2003. She also obtained her bachelor’s degree with a major in biomedical engineering from Southeast University in the PRC in July 1989.

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

Theng Fong Hee has served as our independent director of the Company since July 2020. Mr. Hee is a senior lawyer in Singapore with over 40 years of experience. He is now a full - time independent arbitrator and mediator with The Arbitration Chambers. Mr. Hee is a fellow of Singapore Institute of Arbitrators and Chartered Institute of Arbitrators (UK). He is also on the panel of arbitrators in various arbitration institutions including Singapore International Arbitration Centre (SIAC), China International Economic and Trade Arbitration Commission (CIETAC), Beijing Arbitration Commission (BAC), Shanghai International Economic and Trade Arbitration Commission (SHIAC), Hong Kong International Arbitration Centre (HKIAC), Hainan International Arbitration Court (HIAC), Chongqing Arbitration Commission (CQAC), Shanghai Arbitration Commission (SHAC), Wuhan Arbitration Commission (WHAC) and Asian International Arbitration Centre (AIAC). Mr. Hee is also an ambassador of Singapore International Mediation Centre (SIMC) and has been an accredited mediator of Singapore Mediation Centre (SMC) since March 2017. He serves as an independent director of several listed companies, including Zheneng Jinjiang Environment Holding Company Limited (a company listed on the Singapore Exchange, stock code: BWM) from 2016 to 2022, Straco Corporation Limited (a company listed on the Singapore Exchange, stock code: S85) since April 2016, Yanlord Land Group Limited (a company listed on the Singapore Exchange, stock code: Z25) since October 2017, China Aviation Oil (Singapore) Corporation Ltd (a company listed on the Singapore Exchange, stock code: G92) since April 2019, Haidilao International Holding Ltd. (a company listed on the Hong Kong Stock Exchange, stock code:6862) since September 2018, Tye Soon Limited (a company listed on the Singapore Exchange, stock code: BFU) from May 1997 to June 2020, APAC Realty Limited (a company listed on the Singapore Exchange, stock code: CLN) from September 2017 to June 2020, First Resources Limited (a company listed on the Singapore Exchange, stock code: EB5) from October 2007 to May 2018, YHI International Limited (a company listed on the Singapore Exchange, stock code: BPF) from May 2003 to April 2018, and Datapulse Technology Limited (a company listed on the Singapore Exchange, stock code: BKW) from January 1994 to December 2017. Mr. Hee was also a director of Chinese Development Assistance Council from June 2012 to June 2018 and Singapore Chinese Cultural Centre from May 2015 to September 2019. He has been a director of Chua Foundation of Singapore from March 2015 to 2021, F&H Singhome Fund II Ltd. since April 2012, F&H Singhome Fund III Ltd. since August 2015 and independent non-executive director of Greenland (Singapore) Trust Management Pte. Ltd. since April 2018. Mr. Hee was awarded the Public Service Medal and Public Service Star awards respectively in 2008 and 2015. He was also appointed as a Justice of the Peace in April 2018. Mr. Hee obtained his bachelor’s degree in law from National University of Singapore (formerly known as the University of Singapore) with honors in Singapore in May 1979 and also received a diploma in Chinese law from Soochow University in the PRC in October 2004. He has been admitted as an advocate and solicitor by the Supreme Court of Singapore since October 1981.

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

Jun Zou joined us in 2023 and has served as our chief financial officer since January 2024. Mr. Zou has over 30 years of experience in financial management and capital markets in the U.S., Europe and China. Prior to joining H World, Mr. Zou worked as the chief financial officer of Shenzhen Qiqitong Technology Co., Ltd., a one-stop digital sourcing management platform. Prior to that, Mr. Zou served as the chief financial officer of various companies from 2006 to 2022, including Huawei Technologies Co, Ltd.’s global technology services business unit, Xunlei Limited (Nasdaq: XNET), Dangdang Inc. (NYSE: DANG, now privatized), iDreamSky Technology Holdings Limited (Nasdaq: DSKY, now SEHK:01119), Autohome Inc.(SEHK: 2518 and NYSE: ATHM) and Shenzhen Suteng Innovation Technology Co, Ltd. From 1999 to 2006, Mr. Zou held various positions at Ericsson in the U.S. and Sweden, including managerial roles in treasury, customer finance, strategic planning, and global controller for the managed services business unit. Mr. Zou obtained his bachelor’s degree in international business and economics from Shanghai International Studies University in July 1993 and his master’s degree in business administration from University of Texas in January 1999.

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

6.B. Compensation

For the fiscal year ended December 31, 2023, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB10 million (US$1 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Share Incentive Plans

2009 Share Incentive Plan

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

Vesting Schedule. As of the date of this annual report, we have entered into option agreements and restricted stock award agreements respectively under our Amended 2009 Plan. Pursuant to our typical option agreement, 50% of the options granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding option agreement, and 1/48 of the options shall vest each month thereafter over the next two years on the first day of each month, subject to the optionee’s continuing to provide services to us. Pursuant to our typical restricted stock award agreement, 50% of the restricted stock granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding restricted stock award agreement, and 1/8 of the restricted stock shall vest each six-month period thereafter over the next two years on the last day of each six-month period, subject to the grantee’s continuing to provide services to us. For certain grants, we may also apply different vesting schedules set forth in the relevant agreements between the grantees and us or apply different performance conditions. For example, certain restricted stocks granted shall vest over a period of ten years in equal yearly installments.

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

2023 Share Incentive Plan

In June 2023, our board of directors adopted our 2023 Share Incentive Plan with purposes similar to our Amended 2009 Plan. 20 million ordinary shares may be issued under our 2023 Share Incentive Plan.

Plan Administration. Unless otherwise determined by our board of directors, the compensation committee administers our 2023 Share Incentive Plan. The compensation committee will determine the provisions and terms and conditions of each award and may delegate their authorities under the 2023 Share Incentive Plan to one or more officers or managers of the Company, or a committee of such officers or managers.

Types of Awards.

●	Options. The purchase price per share under an option will be determined by the compensation committee or a committee otherwise appointed by our board and set forth in the award agreement. The term of an option granted under the 2023 Share Incentive Plan must not exceed ten years from the grant date, and a shorter term may be required.
●	Restricted Stock and Restricted Stock Units. An award of restricted stock is a grant of our ordinary shares subject to restrictions the compensation committee or the committee otherwise appointed by our board of directors may impose. A restricted stock unit is a contractual right that is denominated in our ordinary shares, each of which represents a right to receive the value of a share or a specified percentage of such value upon the terms and conditions set forth in the 2023 Share Incentive Plan and the applicable award agreement.
●	Other Stock-based Awards. The compensation committee or the committee otherwise appointed by our board of directors is authorized to grant other stock-based awards that are denominated or payable in or otherwise related to our ordinary shares such as stock appreciation rights and rights to dividends and dividend equivalents. Terms and conditions of such awards will be determined by the compensation committee or the committee otherwise appointed by our board of directors. Unless the awards are granted in substitution for outstanding awards previously granted by an entity that we acquired or combined, the value of the consideration for the ordinary shares to be purchased upon the exercise of such awards shall not be less than the fair market value of the underlying ordinary shares on the grant date.

Vesting Schedule. As of the date of this annual report, we have entered into option agreements and restricted stock award agreements respectively under our 2023 Share Incentive Plan. Pursuant to our typical option agreement, 50% of the options granted shall vest on the second anniversary of the date of grant specified in the corresponding option agreement, and 1/48 of the options shall vest each month thereafter over the next two years on the first day of each month, subject to the optionee’s continuing to provide services to us. Pursuant to our typical restricted stock award agreement, 50% of the restricted stock granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding restricted stock award agreement, and 1/8 of the restricted stock shall vest each six-month period thereafter on the last day of each six-month period, subject to the grantee’s employment or service with us.

Termination of the 2023 Share Incentive Plan. Our 2023 Share Incentive Plan will terminate in 2038. Our board of directors may amend, alter, suspend, discontinue or terminate our 2023 Share Incentive Plan at any time. No amendment, alteration, suspension, discontinuation or termination of these plans shall adversely impair the rights of any participant with respect to an outstanding award, unless mutually agreed otherwise between the participant and the administrator.

The following tables summarize the outstanding options and restricted stocks that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of December 31, 2023.

	Ordinary Shares
	Underlying
	Outstanding Options	Exercise Price
Name	Awarded	(US$/Share)	Date of Grant	Date of Expiration
Qi Ji	8,045,450	2.8	May 31, 2023	May 31, 2033
Hui Jin	*	2.8	May 31, 2023	May 31, 2033
Other individuals as a group(1)	12,456,000	2.8	May 31, 2023	May 31, 2033

Ordinary Shares
Underlying
Outstanding Restricted
Name	Stocks Awarded	Date of Grant
Qi Ji	1,697,330	March 17, 2015
	1,098,340	March 26, 2015
	8,045,450	May 31, 2023
Shangzhi Zhang	*	March 14, 2022
Hui Jin	*	March 26, 2015
	*	May 9, 2022
	*	May 31, 2023
Jian Shang	*	July 23, 2020
Lei Cao	*	July 23, 2020
Jun Zou	*	December 27, 2023
Other individuals as a group(1)	72,747,490	March 17, 2015 – December 27, 2023
*	Upon exercise of all options granted and vesting restricted stock granted, would beneficially own less than 1% of our outstanding ordinary shares.
(1)	The number may subject to change as certain of the awards granted are subject to performance conditions.

6.C. Board Practices

General

Our board of directors currently consists of seven directors. Under our currently effective memorandum and articles of association, our board of directors shall consist of at least two directors. Pursuant to our currently effective articles of association, our directors may be elected by our shareholders. If our board appoints any person as a director to fill a casual vacancy or as an addition to our existing board, such director shall be subject to re-election at our first subsequent annual general meeting. There is no shareholding requirement for qualification to serve as a member of our board of directors.

Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

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

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified or until his or her office is otherwise vacated in accordance with our currently effective articles of association. All of our executive officers are appointed by and serve at the discretion of our board of directors.

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

6.D. Employees

We had 24,384, 24,335 and 26,985 employees as of December 31, 2021, 2022 and 2023, respectively. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Some of our employees are represented by unions, with a variety of collective bargaining agreements in place. Generally, we consider the relationships between us and the unions that represent our employees to be respectful.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2024 by:

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	971,780,360	(2)	31.0%
John Jiong Wu	*	(4)	*
Tong Tong Zhao	263,246,520	(3)	8.4%
Shangzhi Zhang	*		*
Jian Shang	*		*
Theng Fong Hee	—		—
Lei Cao	*		*
Hui Jin	*		*
Jun Zou	—		—
All Directors and Executive Officers as a Group	986,175,670	(5)	31.4%
Principal Shareholders:
Winner Crown Holdings Limited	695,051,390	(6)	22.1%
East Leader International Limited	262,246,520	(7)	8.4%
Invesco Ltd.	294,507,395	(8)	9.4%
Trip.com Group Limited	220,494,460	(9)	7.0%
*	Less than 1%.

Notes:

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days from March 31, 2024. Percentage of beneficial ownership of each listed person or group is based on (i) 3,137,942,900 ordinary shares outstanding as of March 31, 2024, and (ii) the ordinary shares underlying share options exercisable by such person within 60 days from March 31, 2024.
(2)	Includes (i) 683,051,390 ordinary shares and 1,200,000 ADSs representing 12,000,000 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company. Sherman is owned 100% by vote and value by the Ji Family Trust which is a revocable trust valid under the laws of the Republic of Singapore. Butterfield Trust (Asia) Limited acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 4,895,370 ordinary shares and 958,708 ADSs representing 9,587,080 ordinary shares held by Mr. Qi Ji, and (iii) 262,246,520 ordinary shares held by East Leader International Limited, or East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated November 27, 2014. East Leader is wholly owned by Perfect Will Holdings Limited, or Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Trident Trust Company (Singapore) Pte. Limited, or Trident Trust. Trident Trust acts as trustee of the Tanya Trust with effect from August 4, 2021, of which Ms. Tong Tong Zhao and her family members are the beneficiaries.
(3)	Includes (i) 1,000,000 ordinary shares, and (ii) 262,246,520 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Trident Trust. Trident Trust acts as trustee of the Tanya Trust with effect from August 4, 2021, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.
(4)	Includes 9,784,090 ordinary shares held by Mr. John Jiong Wu.
(5)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days from March 31, 2024 held by all of our directors and executive officers as a group.
(6)	Winner Crown is a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company. Sherman is owned 100% by vote and value by the Ji Family Trust which is a revocable trust valid under the laws of the Republic of Singapore. Butterfield Trust (Asia) Limited acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries. Mr. Ji is the sole director of Winner Crown. The address of Winner Crown is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	East Leader is a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Trident Trust. Trident Trust acts as trustee of the Tanya Trust with effect from August 4, 2021, of which Ms. Tong Tong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader. The address of East Leader is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(8)	Based on Amendment No. 5 to Schedule 13G filed with the SEC on February 12, 2024 by Invesco Ltd.
(9)	Includes (i) 72,024,820 ordinary shares that Trip.com purchased from us, (ii) an aggregate of 116,469,640 of our ordinary shares that Trip.com purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 3,200,000 ADSs representing 32,000,000 ordinary shares that Trip.com subscribed in our initial public offering. Trip.com is a Cayman Islands company and its registered address is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of March 31, 2024, we had 3,137,942,900 ordinary shares issued and outstanding. To our knowledge, we had two record shareholders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders has different voting rights from other shareholders since the closing of our initial public offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

We have adopted a policy relating to recovery of erroneously awarded compensation (the “Clawback Policy”), a form of which is included as Exhibit 97.1 attached herein.

During or after the fiscal year of 2023, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Trip.com

We conduct transactions in the ordinary course of our business with Trip.com, one of our principal shareholders in which Mr. Qi Ji, our founder, is a co-founder and independent director. Trip.com rendered reservation services to us to facilitate our customers in making reservations at our hotels from Trip.com’s hotel booking system. In 2023, the aggregate commission fees of our leased and owned hotels paid to Trip.com for its reservation services amounted to RMB260 million (US$37 million). In 2023, the lease expenses of our leased and owned hotel paid to Trip.com amounted to RMB19 million (US$3 million).

In 2023, we provided technical services to Trip.com and recorded service fees amounted to RMB112 million (US$16 million).

Transaction with Sheen Star

In April 2014, we set up Sheen Star Group Limited, or Sheen Star, together with Mr. Qi Ji and an independent third party. We own 19.99% of the equity interest in Sheen Star and Mr. Qi Ji owns 50.01%. We recognized service fees from Sheen Star in the amount of RMB5 million (US$1 million) in 2023. We also recognized interest income amounted to RMB10 million (US$1 million) from our shareholder loan to Sheen Star in 2023.

Transaction with Cjia Group

China Cjia Group Limited (the “Cjia Group”) is one of our equity investees. We sold goods and provided IT and other services to Cjia Group amounted to RMB17 million (US$2 million) in 2023.

In 2023, the lease expenses our lease hotels recognized to Cjia Group amounted to RMB37 million (US$5 million). In 2023, we recognized sublease income from Cjia Group amounted to RMB5 million (US$1 million).

Transaction with Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)

Lianquan is one of our equity investees. In 2023, the sublease income we recognized from Lianquan amounted to RMB10 million (US$1 million).

Transaction with AZURE Hospitality Fund I Limited Partnership (“Azure”)

Azure is one of our equity investees. We recognized service fees from Azure in the amount of RMB17 million (US$2 million) in 2023.

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

On November 29, 2023, we declared a cash dividend of US$0.093 per ordinary share, or US$0.93 per ADS. The Cash Dividend was comprised of two tranches, including (i) an ordinary dividend of US$0.062 per ordinary share, or US$0.62 per ADS and (ii) a special dividend of US$0.031 per ordinary share, or US$0.31 per ADS. Cash dividends are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$300 million, which has been paid in full in the first quarter of 2024.

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

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. In particular, subject to certain cumulative limits, the statutory reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a PRC subsidiary’s registered capital. These reserve funds can only be used for such specific purposes as provided in PRC laws and are not distributable as cash dividends.

For our German subsidiaries, the distributable profit is calculated based on the respective subsidiary’s annual unconsolidated financial statements prepared in accordance with the German accounting principles, namely, the general accounting principles stated in the German Commercial Code (Handelsgesetzbuch). Distributions of dividends on shares of stock corporations (Aktiengesellschaften) for a given financial year are generally determined by a process in which the management board (Vorstand) and supervisory board (Aufsichtsrat) submit a proposal to the annual general shareholders’ meeting (Hauptversammlung) held in the subsequent financial year and such annual general shareholders’ meeting (Hauptversammlung) adopts a resolution. German law provides that a resolution concerning dividends and distribution thereof may be adopted only on the basis of a balance sheet profit (Bilanzgewinn) shown in the company’s adopted annual single entity financial statements (festgestellter Jahresabschluss). If the management board and supervisory board adopt the financial statements, they can (but are not obliged to) allocate an amount of up to half of the company’s net income for the year to other surplus reserves. Additions to the legal reserves and loss carryforwards must be deducted in advance when calculating the amount of net income for the year to be allocated to other surplus reserves. Dividends on shares resolved by the general shareholders’ meeting (Hauptversammlung) are paid annually, generally three days after the annual shareholders’ meeting (Hauptversammlung). The German subsidiaries are mainly integrated into Steigenberger Hotels AG through control and profit and loss transfer agreements (Beherrschungs- und Gewinnabführungsverträge) in such a way that its annual profits or losses are automatically transferred to Steigenberger Hotels AG and integrated into its financial statements. Steigenberger Hotels AG is prohibited from conducting dividend distribution during the 60-month term of a credit facility with KFW it obtained in July 2020.

Steigenberger Hotels AG has changed its legal form on 8 November 2022 into a limited liability company (Steigenberger Hotels GmbH). Consequently, the distribution of profits follows the Law on Limited Liability Companies (Gesetz betreffend die Gesellschaften mit beschränkter Haftung). The distributable profit is calculated based on the respective subsidiary’s annual unconsolidated single entity financial statements prepared in accordance with the German accounting principles, namely, the general accounting principles stated in the German Commercial Code (Handelsgesetzbuch). Distributions of dividends on shares of limited liability companies (GmbH) for a given financial year are generally determined by a process in which the management board (Geschäftsführung) presents the single entity financial statements to the supervisory board (Aufsichtsrat) for review. The supervisory board submits a proposal regarding the approval of the financial statements and another proposal regarding the distribution of a possible profit to the annual general shareholders’ meeting (Gesellschafterversammlung) held in the subsequent financial year. Such annual general shareholders’ meeting passes a resolution regarding the confirmation of the single entity financial statements and passes another resolution on the distribution of profits.

For our Singapore subsidiary, pursuant to the Companies Act 1967 of Singapore, dividends are only payable out of profits. Typically, the directors will recommend a particular rate of dividend and the company in general meeting will declare the dividend subject to the maximum recommended by the directors.

We may make an ordinary dividend distribution every year up to 45% of our net income. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Subject to certain contractual restrictions, our board of directors has complete discretion in deciding whether to distribute dividends and the dividend amounts within the approved range.

8.B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs have been listed on the NASDAQ Global Select Market under the symbol “HTHT” since March 26, 2010. In 2021, 2022 and 2023, no significant trading suspensions occurred.

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

10.B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-165247) originally filed with the Securities and Exchange Commission on March 5, 2010, as amended. Our shareholders adopted our amended and restated memorandum currently in effect by a special resolution on June 29, 2021, which was further amended by special resolutions on June 24, 2022. Our shareholders adopted our second amended and restated articles of associations in effect by a special resolution on June 27, 2023.

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

In connection with the initial public offering of our ordinary shares in Hong Kong, we established a branch register of members in Hong Kong, or the Hong Kong share register. Dealings in our ordinary shares registered on our Hong Kong share register will be subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, our ordinary shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

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

The policy notified by the Ministry of Finance and the State Taxation Administration of the Additional Value - Added Tax Credit Policy for productive services and living services has not yet been updated or extended. We will pay attention to the policy and will evaluate its influence on us in terms of VAT.

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

A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock or that are readily tradable on an established securities market in the United States, provided, in both cases, that the corporation is not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Our ADSs are listed on the NASDAQ Global Select Market and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed below in “Passive Foreign Investment Company Rules”, based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to the year of 2023. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2024 taxable year or in the foreseeable future. Since our ordinary shares are not themselves listed on an established securities market in the United States, dividends that we pay on our ordinary shares that are not backed by ADSs may not be eligible for the reduced tax rate. If, however, we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Dividends we pay may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of any dividend will include amounts withheld in respect of such PRC withholding tax. See “—PRC Taxation” above. Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the PRC tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

Sales or Other Dispositions of Ordinary Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. The deductibility of capital losses is subject to limitations.

As described in “— PRC Taxation — PRC Taxation on Us,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our ordinary shares or ADSs may be subject to PRC withholding tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty may be entitled to elect to treat the gain as foreign-source income for foreign tax credit purposes. Any PRC tax imposed on the sale or other disposition of our ordinary shares or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes, except in the case of a U.S. Holder that either (i) is eligible for, and properly elects to claim, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ordinary shares or ADSs and any PRC tax imposed on such sale or disposition.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company”, or “PFIC”. If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, such U.S. holder may be subject to adverse tax consequences upon a sale or exchange of our ordinary shares or ADSs (including a sale or exchange that is treated as an “excess distribution” in respect of the ordinary shares or ADSs). Additionally, a sale or exchange that is treated as a dividend paid by a PFIC are not qualified dividends eligible to be taxed at preferential rates. Based on our audited consolidated financial statements, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2022 or 2023 taxable years and do not anticipate becoming a PFIC in 2024 or in the foreseeable future.

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

German Taxation

Income Taxation

German-based corporations (AG and GmbH) are subject to corporate income tax (CIT) and in general also to trade tax, which is a profit tax levied by the municipalities (TT). CIT is charged at a rate of 15% on the taxable income. A 5.5% solidarity surcharge is charged on the CIT, resulting in an effective tax rate of 15.825%. Trade tax is also charged on the taxable income by the local municipalities whereas the tax rates depend on the local multiplier of each municipality. Thus, TT rates vary from town to town. Typically, TT is levied at an effective rate of 7% – 21%. For Frankfurt, the TT rate amounts to 16.1% and for Munich to 17.15%. Partnerships themselves (GmbH & Co. KG) that qualifies as so-called entrepreneurial partnerships for tax purposes (Mitunternehmerschaften) are subject to TT but not subject to CIT. For CIT purposes, a partnership is tax transparent; i.e., the taxable income of a partnership is determined at the level of the partnership itself and then allocated to the partners in proportion to their interest in the partnership, irrespective of an actual distribution. In case a partner of a partnership is a corporation, the income is subject to CIT at the level of the partners. If the conditions are fulfilled, expenses of the partner that arise in connection with its partnership participation are tax deductible from the taxable income of the partnership as so-called special purpose expenses (Sonderbetriebsausgaben), subject to general rules that may be applicable in relation to deduction of expenses and further provided that the expenses are included in the tax-filing at the level of the partnership.

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

Tax group for CIT and TT purposes

A tax group in Germany allows a set-off of taxable income (positive and negative) for CIT and TT purposes at the level of the entity heading the tax group (parent company). Such tax group requires in particular the holding of the majority in voting rights (financial integration) from the beginning of the fiscal year of the parent subsidiary company as well as the implementation and proper execution of a profit and loss transfer agreement for a fixed minimum period of at least five calendar years. Accordingly, all profits made as well as all losses suffered at the level of the subsidiary/ies in a tax group as determined pursuant to German accounting rules (HGB) have to be transferred to or need to be compensated by the head of the tax group. One advantage of the tax group is that the profit transfer is not subject to dividend taxation (i.e., no CIT/TT on the 5% non-deductible expenses). Only corporations subject to unlimited corporate income tax with its place of registered office and management in Germany and seat in an EU or EEA country can be subsidiaries in a tax group.

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

Withholding Taxes

Dividends paid by German corporations are subject to withholding tax (Kapitalertragsteuer) at a rate of 25% plus 5.5% solidarity surcharge thereupon. A German resident shareholder in the form of a corporation or a foreign corporate shareholder that holds its German participation through a German permanent establishment may offset the paid withholding tax against its tax burden or if higher than its tax burden get a refund in the course of the tax assessment. For shareholders which are non-resident in Germany, the withholding tax may generally become a final tax cost unless exemptions apply.

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

Capital Gains upon Disposition of Shares

Any gains considered to be in the nature of capital made from the sale of our shares will not be taxable in Singapore to the extent that they do not fall within the ambit of the new Section 10L of the Income Tax Act 1947 (“ITA”), which came into effect on January 1, 2024. Any gains of an income nature would be subject to tax at the prevailing corporate income tax rate of 17.0%. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore (“IRAS”) regards as the carrying on of a trade or business in Singapore. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the investor had the intention or purpose of making a profit at the time of acquisition of our shares. However, under Singapore tax laws, subject to section 10L of the ITA, there is a temporary safe harbor rule where any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally exempt from tax if immediately prior to the date of the relevant disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months. Subject to certain prescribed exemptions and section 10L of the ITA, the safe harbor rule is only applicable if the divesting company, at the time of lodgment of its income tax return in Singapore relating to the period in which the disposal of ordinary shares occurred, provides such information and documentation as may be specified by the IRAS.

Under Section 10L of the Income Tax Act 1947, gains received in Singapore by an entity of a relevant group from the sale or disposal of any movable or immovable property outside Singapore will be treated as income chargeable to tax under Section 10(1)(g) of the ITA under certain circumstances. Any registered shares, equity securities or securities will be deemed to be located outside Singapore if the register or principal register (if there is more than one register) is located outside Singapore regardless of where the company is incorporated. If our shares are deemed to be foreign assets, gains from their disposal will be subject to tax if an entity of a relevant group (other than an excluded entity) disposed of our shares on or after 1 January 2024. An entity is a member of a group of entities if its assets, liabilities, income, expenses and cash flows are (a) included in the consolidated financial statements of the parent entity of the group, or (b) excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale. A group is a relevant group if (a) the entities of the group are not all incorporated, registered or established in Singapore; or (b) any entity of the group has a place of business outside Singapore. An excluded entity is defined in Section 10L of the ITA to include (a) a pure equity-holding company satisfying the conditions in Section 10L(16) or (b) any other entity with adequate economic substance in Singapore, taking into account factors enumerated in Section 10L, whose operations are managed and performed in Singapore.

Investors are advised to consult their own tax advisors on the applicable tax treatment if they received gains in Singapore from the disposal of our shares.

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

Foreign Exchange Risk

A significant portion of our revenues, expenses and financial assets are denominated in the Renminbi. Our reporting currency is Renminbi. The functional currencies of entities within Deutsche Hospitality include Euro and other currencies such as Swiss Franc. We rely substantially on dividends paid to us by our operating subsidiaries in China and Europe. Any significant depreciation of the Renminbi or Euro against the U.S. dollar may have a material adverse effect on our revenues and the value of, and any dividends payable on, our ADSs and ordinary shares, when translated into U.S. dollars. In general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB and between U.S. dollars and Euro because the value of our business is effectively denominated in RMB and Euro, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar, the Hong Kong dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into other currencies, including U.S. dollars and Hong Kong dollar, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC regulatory authorities changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent we hold assets denominated in U.S. dollars, any appreciation of the RMB against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the RMB against the U.S. dollar and the Hong Kong dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs and ordinary shares. To the extent that we need to convert U.S. dollars or Hong Kong dollars into Renminbi or Euro for our operations, appreciation of the Renminbi or Euro against the U.S. dollar or Hong Kong dollar would have an adverse effect on the Renminbi or Euro amount we receive from the conversion.

By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1 million as of December 29, 2023 into Renminbi at the exchange rate of US$1.00 for RMB7.0999, such cash balance would have been approximately RMB7.1 million (US$1 million). Assuming a 1.0% depreciation of the RMB against the U.S. dollar, such cash balance would have increased to RMB7.2 million (US$1 million) as of December 29, 2023.

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

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via The Depository Trust Company (“DTC”)), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2023, we have received a total of RMB21 million (US$3 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

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

A deposit of ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary via his or her broker.
●	If ordinary shares are held outside CCASS, the investor must arrange to deposit, his or her shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a request for conversion form to the custodian and after duly completing and signing such conversion form, deliver such conversion form to the custodian.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated.

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

None of these events occurred in any of the years ended December 31, 2021, 2022 and 2023.

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

For the period from January 10, 2023 to March 31, 2024, we had used all of our net proceeds from our follow-on offering to fund our growth strategies amid post-COVID reopening and for working capital and general corporate purposes and invest in initiatives that support our long term success, including our technology infrastructure, supply chain ecosystem, distribution system that connects both individual guests and corporate clients, and ESG efforts. There is no material change in the use of proceeds as described in our prospectus supplement dated January 10, 2023.

None of the net proceeds we received from this follow-on offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, serves as our independent registered public accounting firm.

Our audit committee is responsible for the oversight of Deloitte’s work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

We paid the following fees for professional services to Deloitte for the years ended December 31, 2022 and 2023.

	Year Ended December 31,
	2022	2023
	US$	US$
	(In millions)
Audit Fees(1)	2.9	3.5
Audit-related Fees(2)	-	0.6
Tax Fees(3)	0.1	0.3
Total	3.0	4.4

Notes:

(1)	Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for the interim review of quarterly financial statements and the audit of our annual financial statements.
(2)	Audit - related Fees. This category includes the aggregated fees billed for the professional services rendered by our principal auditors for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements that are not reported under “Audit Fees.” Audit - related Fees in 2023 was incurred to support our follow - on offering.
(3)	Tax Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for tax compliance and tax advice.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced a share repurchase program approved by our board of directors on August 21, 2019. Under the terms of the approved program, we may repurchase up to US$750 million worth of our issued and outstanding ADSs in open market at prevailing market prices or privately negotiated transaction, depending on market conditions and other factors, as well as in accordance with restrictions relating to volume, price and timing. This share repurchase plan will be effective for five years. Our board of directors review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The share repurchase program may be suspended or discontinued at any time. We did not repurchase any ADSs under this program in 2020. We repurchased 640, 1,779,470 and 3,458,597 ADSs in 2021, 2022 and 2023, respectively. The following table sets forth information about our purchases of outstanding ADSs in 2023.

			(c) Total Number	(d) Approximate
			of ADSs	Dollar Value of ADSs that May
			Purchased as Part	Yet be Purchased
	(a) Total Number	(b) Average Price	of Publicly	Under the Plans
	of ADSs	Paid per ADSs	Announced Plans	or Programs (in
Period	Purchased	(US$)	or Programs	US$million)
January 2023	–	–	–	698
February 2023	–	–	–	698
March 2023	–	–	–	698
April 2023	–	–	–	698
May 2023	–	–	–	698
June 2023	–	–	–	698
July 2023	–	–	–	698
August 2023	–	–	–	698
September 2023	–	–	–	698
October 2023	–	–	–	698
November 2023	–	–	–	698
December 2023	3,458,597	34.62	3,458,597	578

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

Under Rule 19C.11 of the Hong Kong Listing Rules, we are exempt from certain corporate governance requirements of the Hong Kong Stock Exchange, including Appendix C1 of the Hong Kong Listing Rules (Corporate Governance Code) and Appendix D2 of the Hong Kong Listing Rules (Disclosure of Financial Information).

In connection with our listing on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange and the SFC granted certain waivers and exemptions from strict compliance with the relevant provisions of the Hong Kong Listing Rules and the SFO, respectively, and the SFC also granted a ruling under the Takeovers Codes.

Not a Public Company in Hong Kong

Section 4.1 of the Introduction to the Takeovers Codes provides that the Takeovers Codes applies to takeovers, mergers and share repurchases affecting public companies in Hong Kong and companies with a primary listing in Hong Kong. According to the Note to Section 4.2 of the Introduction to the Takeovers Codes, a Grandfathered Greater China Issuer within the meaning of Rule 19C.01 of the Hong Kong Listing Rules with a secondary listing on the Hong Kong Stock Exchange will not normally be regarded as a public company in Hong Kong under Section 4.2 of the Introduction to the Takeovers Codes.

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

Corporate Communication

Rule 2.07A of the Hong Kong Listing Rules, as amended with effect from December 31, 2023, provides that a listed issuer may (i) send or otherwise make available to the relevant holders of its securities any corporate communication by electronic means or (ii) make the corporate communication available on its website and the website of the Hong Kong Stock Exchange, and must set out on its website the manner in which (i) and/or (ii) above is adopted for the dissemination of its corporate communications.

The Hong Kong Stock Exchange granted us a waiver from strict compliance with the requirements under Rule 2.07A of the Hong Kong Listing Rules, which remains effective.

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

In light of the amendments to Rule 2.07A of the Hong Kong Listing Rules, we have also set out in the relevant sections of our website the manner of our corporation communication dissemination.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented procedures for assessing, identifying, and managing material risks from cybersecurity threats and for prevention, detection, mitigation and remediation of material cybersecurity incidents. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

The framework of our cybersecurity risk management process mainly includes four steps: (i) identifying cybersecurity threats, assessing the severity, identifying the source and whether the threat is associated with a third-party service provider; (ii) reporting material cybersecurity incidents to management and our board of directors; (iii) implementing safeguards, countermeasures and mitigation strategies; and (iv) remediation and restoration of the affected systems. We have established processes to oversee and identify risks from cybersecurity threats associated with our use of third-party services providers.

We have also developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various methods, including technical safeguards, procedural requirements, an intensive monitoring program on our corporate network, continuous testing of our security posture both internally and with outside vendors, a robust incident response program, a review of the effectiveness of our security system with reference to applicable security standards by qualified third parties and regular cybersecurity awareness training for employees. Our Operation and Maintenance Security Department continuously monitor the performance of our platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

In addition, we regularly engage third-party assessors, consultants and auditors in connection with our cybersecurity risk management processes, and the audit committee of our Board of Directors has the necessary resources and authority to select, retain, terminate and approve the fees and other retention terms for such assessors, consultants, auditors or other third parties, as it deems necessary or appropriate. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Governance

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

Our information security committee is responsible for the oversight of risks from cybersecurity threats, including full authority in monitoring, resolving, disclosing and otherwise handling matters related to or arising out any cybersecurity incidents. Members of our information security committee are responsible for monitoring the prevention, detection, mitigation and remediation of cybersecurity incidents and shall report risks from cybersecurity threats on a regular basis and promptly reporting any material cybersecurity incidents to the management of the information security committee.

Mr. Hui Jin, our chief executive officer, serves as the chairman of our information security committee. Mr. Jin is authorized to make decisions with regard to the cybersecurity matters of our company.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

The Amended and Restated Memorandum and Second Amended and Restated Articles of Association of the Registrant currently in effect, adopted by way of a special resolution passed on June 27, 2023. (Incorporated by reference to Exhibit 3.1 from our report on Form 6-K filed with the Securities and Exchange Commission on June 27, 2023.)

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

4.7

Supplemental Registration Rights Agreement between the registrant and Trip.com dated August 3, 2020. (Incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2021.)

4.8

Indenture between the Registrant and Wilmington Trust, National Association dated May 12, 2020. (Incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2021.)

4.9	2023 Share Incentive Plan, adopted on June 26, 2023. (Incorporated by reference to Exhibit 99.1 from our report on Form 6-K filed with the Securities and Exchange Commission on July 24, 2023.)
8.1*	Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant. (Incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

12.1*	Certification of Hui Jin, Chief Executive Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Jun Zou, Chief Financial Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.
15.2*	Consent of JunHe LLP
97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation of the Registrant
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRLtags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

H WORLD GROUP LIMITED

	By:	/s/ Hui Jin
		Name:	Hui Jin
		Title:	Chief Executive Officer

Date: April 23, 2024

H WORLD GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2021, 2022 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF H WORLD GROUP LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of H World Group Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and cash flows, for each of the three-year period ended December 31, 2023, and the related notes and the financial statements schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Impairment Assessment of Goodwill and Brand Names with Indefinite Lives related to DH acquisition - Refer to Notes 2, 6 and 8 to the financial statements

Critical Audit Matter Description

As more fully described in Notes 2, 6 and 8 to the consolidated financial statements, the Company recognized goodwill and brand names related to its acquisition of Steigenberger Hotels GmbH (“Deutsche Hospitality” or “DH,” formerly known as Steigenberger Hotels Aktiengesellschaft). As of December 31, 2023, the carrying values for goodwill and brand names are RMB2,286 million and RMB3,545 million, respectively. The Company concluded through its impairment analyses, no impairment on goodwill and RMB160 million of impairment loss on brand names should be recognized for the year ended December 31, 2023.

We identified impairment assessments of goodwill and brand names with indefinite lives assigned to the legacy DH reporting unit as a critical audit matter because of the significant judgments made by management relating the determination of the estimated fair value of the legacy DH reporting unit as part of the impairment assessments. The Company determined the estimated fair value of the legacy DH reporting unit and each brand name assigned to the legacy DH reporting unit using the discounted cash flow methodology under income approach. The determination of the fair value using the discount cash flow model requires management to make significant estimates and assumptions related to projected hotels’ revenues, growth rates, projected operating cost, royalty saving rates and discount rates (collectively referred to as “significant assumptions”). These significant assumptions used to calculate the fair value of the reporting unit and brand names are inherently uncertain in that the estimates change from year to year based on forecasted operating results and are sensitive to change in market conditions and consumer demands. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s significant judgments.

How the Critical Audit Matter was addressed in the Audit

●	We tested the effectiveness of internal controls which address risks of material misstatements with respect to management’s impairment assessment of goodwill and brand names assigned to the legacy DH reporting unit including internal controls related to management’s determination of significant estimates and assumptions used in the discounted cash flow model.
●	We evaluated the appropriateness and consistency of management’s methods used in developing the impairment analysis.
●	We evaluated the reasonableness of judgments made and significant estimates and assumptions used by management in the cash flow projections for the determination of fair value of legacy DH reporting unit and brand names with infinite lives. We also evaluated the ranges and probabilities of reasonably possible outcomes, and whether management set its point estimate within the range.
●	We performed retrospective reviews when evaluating the thoroughness and precision of management’s estimation process and effectiveness of the related internal controls by comparing actual outcomes to previous estimates and the related financial statement impact, and evaluating key judgments made by management.
●	With the assistance of internal fair value specialists, we evaluated the reasonableness of the discount rates by developing a range of independent estimates and comparing those to the related rates selected by management.
●	We tested the accuracy and completeness of the key data used in developing estimates.
●	We tested the mathematical accuracy of the calculations within the discounted cash flow model.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 23, 2024

We have served as the Company’s auditor since 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF H WORLD GROUP LIMITED

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of H World Group Limited and its subsidiaries (the “Company”) as of December 31, 2023 based on criteria established in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the financial statements as of and for the year ended December 31, 2023 of the Company and our report dated April 23, 2024 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 23, 2024

H WORLD GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of December 31,
	2022	2023	2023
			US$’ in millions
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	3,583	6,946	978
Restricted cash	1,503	764	108
Short-term investments	1,788	2,189	308
Accounts receivable, net	1,113	755	106
Loan receivables - current, net	134	184	26
Amounts due from related parties, net	178	210	30
Inventories	70	59	8
Other current assets, net	809	949	134
Total current assets	9,178	12,056	1,698
Property and equipment, net	6,784	6,097	859
Intangible assets, net	5,278	5,280	744
Operating lease right-of-use assets	28,970	25,658	3,614
Finance lease right-of-use assets	2,047	2,171	306
Land use rights, net	199	181	25
Long-term investments	1,945	2,564	361
Goodwill	5,195	5,318	749
Amounts due from related parties	6	25	3
Loan receivables, net	124	163	23
Other assets, net	688	663	93
Deferred income tax assets	1,093	1,043	147
Assets held for sale	—	2,313	326
Total assets	61,507	63,532	8,948

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	3,288	4,049	570
Accounts payable	1,171	1,019	143
Amounts due to related parties	71	77	11
Salary and welfare payables	657	1,067	150
Deferred revenue	1,308	1,637	231
Operating lease liabilities, current	3,773	3,609	508
Finance lease liabilities, current	41	45	6
Accrued expenses and other current liabilities	2,337	3,261	459
Dividends payable	—	2,085	294
Income tax payable	500	562	78
Total current liabilities	13,146	17,411	2,450

Long-term debt	6,635	1,265	179
Operating lease liabilities, non-current	27,637	24,215	3,411
Finance lease liabilities, non-current	2,513	2,697	380
Deferred revenue	828	1,072	151
Other long-term liabilities	977	1,118	157
Retirement benefit obligations	110	124	18
Deferred income tax liabilities	858	845	119
Liabilities held for sale	—	2,536	358
Total liabilities	52,704	51,283	7,223
Commitments and contingencies (Note 23)
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,265,433,590 and 3,210,392,530 shares issued as of December 31, 2022 and 2023, and 3,112,413,730 and 3,159,046,350 shares outstanding as of December 31, 2022 and 2023, respectively)	0	0	0
Treasury shares (153,019,860 and 51,346,180 shares as of December 31, 2022 and 2023, respectively)	(441)	(906)	(128)
Additional paid-in capital	10,138	11,861	1,671
Retained earnings	(1,200)	794	112
Accumulated other comprehensive income	232	386	54
Total H World Group Limited shareholders’ equity	8,729	12,135	1,709
Noncontrolling interest	74	114	16
Total equity	8,803	12,249	1,725
Total liabilities and equity	61,507	63,532	8,948

The accompanying notes are an integral part of these consolidated financial statements.

H WORLD GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, except share and per share data, unless otherwise stated)

	Years Ended December 31,
	2021	2022	2023	2023
				US$’ in millions
				(Note 2)
Revenues:
Leased and owned hotels	8,118	9,148	13,796	1,943
Manachised and franchised hotels	4,404	4,405	7,694	1,084
Others	263	309	392	55
Total revenues	12,785	13,862	21,882	3,082
Operating costs and expenses:
Hotel operating costs	11,282	12,260	14,341	2,021
Other operating costs	58	62	34	5
Selling and marketing expenses	641	613	1,072	151
General and administrative expenses	1,545	1,675	2,086	294
Pre-opening expenses	81	95	35	5
Total operating costs and expenses	13,607	14,705	17,568	2,476
Goodwill impairment loss	-	-	4	1
Other operating income, net	986	549	404	57
Income (loss) from operations	164	(294)	4,714	662
Interest income	89	87	248	35
Interest expense	405	409	385	54
Other income, net	157	10	573	81
(Loss) gain from fair value changes of equity securities, net	(96)	(359)	109	15
Foreign exchange (loss) gain, net	(317)	(641)	90	13
(Loss) income before income taxes	(408)	(1,606)	5,349	752
Income tax expense	12	207	1,204	168
Loss from equity method investments	(60)	(36)	(14)	(2)
Net (loss) income	(480)	(1,849)	4,131	582
Less: net (loss) income attributable to noncontrolling interest	(15)	(28)	46	7
Net (loss) income attributable to H World Group Limited	(465)	(1,821)	4,085	575

Other comprehensive (loss) income
Gain (loss) arising from defined benefit plan, net of tax of RMB4,RMB10 and RMB(3) for the year ended 2021, 2022 and 2023, respectively	13	22	(9)	(1)
Gain (loss) from fair value changes of debt securities, net of tax of nil, RMB19 and RMB(3) for 2021,2022 and 2023, respectively	-	57	(12)	(2)
Foreign currency translation adjustments, net of tax of nil for the years ended 2021, 2022 and 2023, respectively	(99)	112	175	25
Comprehensive (loss) income	(566)	(1,658)	4,285	604
Less: comprehensive (loss) income attributable to the noncontrolling interest	(15)	(28)	46	7
Comprehensive (loss) income attributable to H World Group Limited	(551)	(1,630)	4,239	597

(Losses) earnings per share:
Basic	(0.15)	(0.59)	1.28	0.18
Diluted	(0.15)	(0.59)	1.25	0.18
Weighted average number of shares used in computation:
Basic	3,114,124,244	3,111,196,757	3,183,163,131	3,183,163,131
Diluted	3,114,124,244	3,111,196,757	3,351,421,211	3,351,421,211

The accompanying notes are an integral part of these consolidated financial statements.

H WORLD GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in millions, except share data, unless otherwise stated)

					Additional		Accumulated Other
	Ordinary Shares		Treasury Shares		Paid-in	Retained	Comprehensive (Loss)	Noncontrolling
	Outstanding shares	Amount	Shares	Amount	Capital	Earnings	Income	Interest	Total Equity
Balance at January 1, 2021	3,108,425,680	0	30,967,640	(107)	9,808	1,502	127	102	11,432
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	12,325,470	0	—	—	(0)	—	—	—	—
Conversion of Convertible Senior Notes due 2022	1,340	0	—	—	0	—	—	—	0
Share-based compensation	—	—	—	—	109	—	—	—	109
Net loss	—	—	—	—	—	(465)	—	(15)	(480)
Dividends to noncontrolling interest holders	—	—	—	—	—	—	—	(4)	(4)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	16	16
Acquisition of noncontrolling interest	—	—	—	—	(3)	—	—	(11)	(14)
Foreign currency translation adjustments, net of tax of nil	—	—	—	—	—	—	(99)	—	(99)
Repurchase of ordinary shares	(6,400)	—	6,400	(0)	—	—	—	—	(0)
Net settlement on shares repurchased for withholding taxes related to share-based awards	—	—	—	—	50	—	—	—	50
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	21	21
Income arising from defined benefit plan, net of tax of RMB4	—	—	—	—	—	—	13	—	13
Balance at December 31, 2021	3,120,746,090	0	30,974,040	(107)	9,964	1,037	41	109	11,044
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	9,462,340	0	—	—	(0)	—	—	—	—
Return of loaned ADS in connection with issuance of Convertible Senior Notes due 2022	—	—	104,251,120	—	—	—	—	—	—
Share-based compensation	—	—	—	—	87	—	—	—	87
Net loss	—	—	—	—	—	(1,821)	—	(28)	(1,849)
Dividends to noncontrolling interest holders	—	—	—	—	—	—	—	(6)	(6)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—	—	—	—	1	—	—	(2)	(1)
Gain from fair value changes of debt securities, net of tax of RMB19	—	—	—	—	—	—	57	—	57
Foreign currency translation adjustments, net of tax of nil	—	—	—	—	—	—	112	—	112
Repurchase of ordinary shares	(17,794,700)	—	17,794,700	(334)	—	—	—	—	(334)
Cash dividends declared	—	—	—	—	—	(416)	—	—	(416)
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	1	1
Termination of Capped Call	—	—	—	—	86	—	—	—	86
Income arising from defined benefit plan, net of tax of RMB10	—	—	—	—	—	—	22	—	22
Balance at December 31, 2022	3,112,413,730	0	153,019,860	(441)	10,138	(1,200)	232	74	8,803
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	6,793,560	0	—	—	(0)	—	—	—	—
Vest of restricted stock in Treasury Shares	3,239,790	—	(3,239,790)	11	(11)	—	—	—	—
Conversion of Convertible Senior Notes due 2022	240	0	—	—	0	—	—	—	0
Share-based compensation	—	—	—	—	143	—	—	—	143
Net income	—	—	—	—	—	4,085	—	46	4,131
Dividends to noncontrolling interest holders	—	—	—	—	—	—	—	(2)	(2)
Issuance of ordinary shares	71,185,000	0	—	—	1,963	—	—	—	1,963
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—	—	—	—	(0)	—	—	(4)	(4)
Loss from fair value changes of debt securities, net of tax benefit of RMB3	—	—	—	—	—	—	(12)	—	(12)
Foreign currency translation adjustments, net of tax of nil	—	—	—	—	—	—	175	—	175
Repurchase of ordinary shares	(34,585,970)	—	34,585,970	(848)	—	—	—	—	(848)
Cash dividends declared	—	—	—	—	—	(2,091)	—	—	(2,091)
Cancellation of ordinary shares	—	0	(133,019,860)	372	(372)	—	—	—	0
Loss arising from defined benefit plan, net of tax benefit of RMB3	—	—	—	—	—	—	(9)	—	(9)
Balance at December 31, 2023	3,159,046,350	0	51,346,180	(906)	11,861	794	386	114	12,249

The accompanying notes are an integral part of these consolidated financial statements.

H WORLD GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2021	2022	2023	2023
				US$ in millions
				(Note 2)
Operating activities:
Net (loss) income	(480)	(1,849)	4,131	582
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Share-based compensation	109	87	143	20
Depreciation and amortization	1,503	1,456	1,414	199
Amortization of issuance cost of convertible senior notes and upfront fee on bank borrowings	60	57	34	5
Deferred income taxes	(543)	(268)	29	4
Credit loss	105	82	89	13
Impairment loss	380	491	516	73
Loss from equity method investments, net of dividends	60	85	72	10
Foreign currency exchange loss (gain)	255	341	(119)	(17)
Investment (income) loss	(188)	321	(806)	(113)
Noncash lease expense	2,306	2,257	2,163	305
Other	(10)	(54)	48	7
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(113)	(621)	296	42
Other assets	(64)	149	6	1
Salary and welfare payables	72	63	402	57
Deferred revenue	224	(19)	576	81
Accrued expenses and other current liabilities	(439)	507	1,133	157
Operating lease liabilities	(2,123)	(1,608)	(2,548)	(360)
Income tax payable	83	82	62	9
Other long-term liabilities	122	20	84	12
Other, net	23	(15)	(51)	(7)
Net cash provided by operating activities	1,342	1,564	7,674	1,080

Investing activities:
Purchases of property and equipment	(1,658)	(1,049)	(894)	(126)
Purchases of intangible asset	(17)	(4)	(7)	(1)
Acquisitions, net of cash received	(742)	(57)	0	0
Purchases of investments	(521)	(401)	(3,509)	(494)
Proceeds from maturity/sale and return of investments	1,494	937	2,972	419
Origination of loan receivables	(176)	(175)	(226)	(32)
Collection of loan receivables	162	212	137	20
Other investing activities	56	15	50	7
Net cash used in investing activities	(1,402)	(522)	(1,477)	(207)

Financing activities:
Proceeds from issuance of ordinary shares	—	—	1,973	278
Proceeds from Termination of Capped Call	—	86	—	—
Payment of repurchases of ordinary shares	(0)	(334)	(848)	(119)
Proceeds from short-term debt	2,288	4,249	745	106
Repayment of short-term debt	(2,474)	(1,935)	(3,436)	(485)
Proceeds from long-term debt	53	2,797	350	49
Repayment of long-term debt	(1,650)	(2,364)	(2,336)	(329)
Proceeds from long-term finance liabilities	38	55	74	10
Repayment of long-term finance liabilities	(46)	(49)	(66)	(9)
Dividends paid	—	(416)	—	—
Repayment of convertible senior notes	(0)	(3,406)	(0)	(0)
Principal payments of finance lease	(28)	(40)	(82)	(11)
Other financing activities	18	(37)	(94)	(13)
Net cash used in financing activities	(1,801)	(1,394)	(3,720)	(523)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(88)	297	164	22
Net (decrease) increase in cash, cash equivalents and restricted cash, including cash and cash equivalents classified within assets held for sale	(1,949)	(55)	2,641	372
Less: net increase in cash and cash equivalents classified within non-current assets held for sale	—	—	17	2
Cash, cash equivalents and restricted cash at the beginning of the year	7,090	5,141	5,086	716
Cash, cash equivalents and restricted cash at the end of the year	5,141	5,086	7,710	1,086

Cash and cash equivalents	5,116	3,583	6,946	978
Restricted cash	25	1,503	764	108
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	5,141	5,086	7,710	1,086
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	297	256	263	37
Income taxes paid	477	385	1,127	159
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	486	652	477	67
Consideration payable for business acquisition	86	5	4	1
Purchase of intangible assets included in payables	2	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

H WORLD GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

On January 2, 2020, the Group completed the acquisition of 100% equity interest of Steigenberger Hotels Aktiengesellschaft (“Deutsche Hospitality” or “DH”) which was renamed as Steigenberger Hotels GmbH. Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels under five brands in the midscale and upscale market in Europe, the Middle East and Africa. After the acquisition, “legacy DH” refers to Deutsche Hospitality and its subsidiaries and “legacy Huazhu” refers to the Group excluding Deutsche Hospitality.

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

As of December 31, 2022 and 2023, the Group had 704 and 691 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

The Group enters into franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to hotel renovation and operations. Those hotels are classified as manachised hotels. Under the typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, which typically equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The franchise and management agreements typically range from eight to ten years under legacy Huazhu, and 15 to 20 years for manachised hotels and 10 to 15 years for franchised hotels under legacy DH. These agreements are renewable upon mutual agreement between the Group and the franchisee. There are also some franchised hotels for which the Group does not provide a hotel general manager. As of December 31, 2022 and 2023, the Group had 7,617 and 8,526 manachised hotels in operation and 222 and 177 franchised hotels in operation, respectively.

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

As of December 31, 2022 and 2023, the impact of the consolidated VIEs are immaterial to the Group’s consolidated financial statements.

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

Investments

The Group uses the equity method of accounting to account for equity investment with significant influence, no control over the investee. Equity-method investment is reviewed for impairment by assessing whether there is an indication that a loss in value has occurred and whether a decline is deemed to be other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment.

Held to maturity investments are stated at amortized cost.

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

The Group classifies debt securities for which it does not have an intent to hold till maturity or may sell the security in response to the changes in economic conditions are classified as available-for-sale debt securities. These securities are carried at estimated fair value with unrealized holding gains and losses, net of tax impact, if any, reported as a net amount in a separate component of shareholders’ equity, accumulated other comprehensive income, until realized. In determining the allowance for credit losses, the Group evaluates available-for-sale debt securities at the individual security level and considers the Group’s investment strategy, current market conditions, financial strength of the underlying investments, term to maturity, and the Group’s intent and ability to sell the securities.

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

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation, and impairment, if any. The renovations, betterments and interest cost incurred during construction are capitalized. Depreciation of property and equipment is provided using the straight line method over their expected useful lives. The expected useful lives are as follows:

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

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the long-lived assets exceeded the future undiscounted net cash flows, and recognized an impairment loss of RMB157, RMB297 and RMB286 during the years ended December 31, 2021, 2022 and 2023, respectively.

Fair value of the long-lived assets was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results.

Goodwill

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group performs a one-step impairment test in which it compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. The goodwill impairment testing was performed at each reporting unit level. If the carrying amount of a reporting unit exceeds its fair value, an impairment amounts to that excess should be recognized in the consolidated statements of comprehensive income.

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

Other revenues

Other revenues mainly include revenues from the provision of IT products and services and commissions from suppliers for goods sold through Hua Zhu mall. Revenue from commissions charged to suppliers for goods through Hua Zhu mall is recognized upon delivery of goods to end customers when the suppliers’ obligations are fulfilled. Revenues from IT products are recognized when goods are delivered and revenues from IT services are recognized when services are rendered.

Loyalty Program

H Rewards loyalty program members earn loyalty points based on nights and other consumptions that they spent at the Group’s hotels and Huazhu mall. These loyalty points can be redeemed for future products and services. Points earned by loyalty program members represent a material right to free or discounted goods or services in the future. The loyalty program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. The Group is responsible for arranging for the redemption of points, but the Group does not directly fulfill the redemption obligation except at leased and owned hotels. Therefore, the Group is the agent with respect to this performance obligation for manachised and franchised hotels, and is the principal with respect to leased and owned hotels.

For leased and owned hotels, a portion of the leased and owned revenues is deferred until a member redeems points. The amount of revenue the Group recognizes upon point redemption is impacted by the estimate of the “breakage” for points that members will never redeem in the Group’s owned and leased hotels.

For manachised and franchised hotels, the Group receives monthly cash contributions from manachised and franchised hotels determined based on the value of qualified spend by Loyalty Program members (when the points earned). The Group recognizes these contributions into revenue as the Group provides the related service. The amount of revenue recognized is based on a blend of historical funding rates and is impacted by the Group’s estimate of the “breakage” for points that members will never redeem.

Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. The membership duration is estimated to be two to five years which reflects the expected membership retention. Revenues recognized from membership fees were RMB243, RMB267 and RMB288 for the years ended December 31, 2021, 2022 and 2023, respectively, which amount were included in revenues from leased and owned hotel or revenues from manachised and franchised hotels depending on the type of hotels the membership was sold at.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB165, RMB128 and RMB255 for the years ended December 31, 2021, 2022 and 2023, respectively.

Leases

The Group determines if an arrangement is a lease or contains a lease at the inception of the contract. A lease arrangement is evaluated for classification as operating or financing upon lease commencement. Lease liabilities, which represent the Group’s obligation to make lease payments arising from the lease, and corresponding right of-use assets, which represent the Group’s right to use an underlying asset for the lease term, are recognized at the commencement date of the lease based on the present value of fixed future payments and variable lease payments that depend on an index or a rate (initially measured using the index or rate as at the commencement date) over the lease term, calculated using the discount rate implicit in the lease, if available, or the Group’s incremental borrowing rate. For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term and lease expense relating to variable payments is expensed as incurred. For finance leases, the amortization of the asset is recognized over the shorter of the lease term or useful life of the underlying asset.

Most leases have initial terms ranging from 10 to 20 years for legacy Huazhu, and from 20 to 25 years for legacy DH. The lease term includes lessee’s options to extend or to early terminate the lease, and lease extension options are included in operating lease ROU assets and lease liabilities only to the extent that it is reasonably certain that the Group will exercise such extension options and will not exercise early termination options, respectively. The Group’s lease agreements may include nonlease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. The Group elected the practical expedient of not to separate land components outside PRC from leases of specified property and equipment at the ASC842 transition date. Besides, the Group’s lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property and the changes in the index of consumer pricing index (“CPI”). Almost all the lease agreements with variable lease payments based on the changes in CPI are held by legacy DH.

For operating leases, the Group recognizes lease expense on a straight-line basis over the lease term and variable lease payments that depend on an index or a rate are initially measured using the index or rate at the commencement date, otherwise variable lease payments are recognized in the period in which the obligation for those payments is incurred. The operating lease expense is recognized as hotel operating costs, general and administrative expenses and pre-opening expenses in the consolidated statements of comprehensive income. For finance leases, lease expense is front-loaded, because ROU asset is depreciated on a straight-line basis over the shorter of the lease term or useful life of the underlying asset, and the lease liability is measured at amortized cost using the effective interest method, and the interest expense declines as the balance of lease liability declines; the depreciation of ROU assets and interest expenses on lease liabilities are respectively classified as hotel operating costs and interest expense in the consolidated statements of comprehensive income. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, and are not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

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

The Group’s financial instruments include cash and cash equivalent, restricted cash, loan receivables, receivables, payables, finance lease liabilities, short-term debts, and long-term debts. The carrying amounts of the short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts and long-term loan receivables approximate their fair values, because the bearing interest rates approximate market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed. Convertible senior notes are measured at amortized costs of RMB6,186, RMB3,463 and RMB3,537 and the corresponding fair value estimated based on quoted market price were RMB6,681, RMB4,283 and RMB3,768 as of December 31, 2021, 2022 and 2023, respectively.

The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2022	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical	Observable Inputs	Unobservable
Description	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Equity securities with readily determinable fair value	1,788	—	—
Available-for-sale debt securities	—	—	296
Employee benefit plan assets	13	—	—

As of December 31, 2023	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical	Observable Inputs	Unobservable
Description	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Equity securities with readily determinable fair value	231	—	—
Available-for-sale debt securities	—	—	281
Employee benefit plan assets	17	—	—

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

Certain assets are measured at a non-recurring basis. The following table presents the asset classification, the fair value and losses recognized for the years ended December 31, 2022 and 2023 due to impairment of the related assets.

As of December 31, 2022		Fair Value Measurements at Reporting Date Using
		Significant Unobservable	Total Loss for
Description	Fair Value	Inputs (Level 3)	the Year
Property and equipment	38	38	218
Operating lease right-of-use assets	336	336	76
Intangible assets	388	388	170
Long-term investment	11	11	27

As of December 31, 2023		Fair Value Measurements at Reporting Date Using
		Significant Unobservable	Total Loss for
Description	Fair Value	Inputs (Level 3)	the Year
Property and equipment	70	70	52
Operating lease right-of-use assets	309	309	228
Intangible assets	236	236	166
Long-term investment	113	113	66
Goodwill	—	—	4

Property and equipment, operating lease right-of-use assets and intangible assets were primarily valued using the income approach based on discounted cash flows associated with the underlying assets, which incorporate certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. The revenue growth rate, royalty saving rate and the discount rate were the significant unobservable input used in the fair value measurement, which are ranged between 1% to 4%, 1.5% to 3%, and 9.11% to 12% respectively, for the years ended December 31, 2021, 2022 and 2023, respectively.

Assets and liabilities held for sale

The Group recognizes the assets and liabilities of a disposal group as held for sale in the period (i) it has approved and committed to a plan to sell the disposal group, (ii) the disposal group is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions to sell the disposal group have been initiated, (iv) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Group initially measures a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until closing.

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

Recently Issued Accounting Pronouncements

Adopted Accounting Standards

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). The amendments create an exception to the general recognition and measurement principal in ASC 805, Business Combinations to measure assets and liabilities acquired in a business combination at fair value. Instead, an acquirer in a business combination will be required to apply ASC 606 to recognize and measure contract assets and contract liabilities that result from contracts accounted for under ASC 606 on the acquisition date and will generally result in the acquirer recognizing amounts consistent with those recorded by the acquiree immediately before the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The Group adopted the standards on January 1, 2023, as required. There was no material impact on the Group’s consolidated financial statements and related disclosures as a result of adopting this new standard.

In June 2022, the FASB issued ASU No. 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The Group adopted this ASU and there was no significant impact on the consolidated financial statements.

Accounting Standards Not Yet Adopted

On November 27, 2023, the FASB issued ASU 2023-07, under which all public entities that are required to report segment information in accordance with Topic 280 are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group does not expect the adoption of this ASU will have a significant impact on its consolidated financial statements.

On December 14, 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require a public business entity to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If the public business entities is not domiciled in the United States, the federal (national) income tax rate in such entity’s jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, public business entities that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: 1. State and local income tax, net of federal (national) income tax effect, 2. Foreign tax effects, 3. Effect of changes in tax laws or rates enacted in the current period, 4. Effect of cross-border tax laws, 5. Tax credits, 6. Changes in valuation allowances, 7. Nontaxable or nondeductible items, 8. Changes in unrecognized tax benefits. Public business entities must apply the ASU’s guidance to annual periods beginning after December 15, 2024. Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group does not expect the adoption of this ASU will have a significant impact on its consolidated financial statements.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB7.0999, on December 29, 2023, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 29, 2023, or at any other rate.

3.ACQUISITIONS

On April 30, 2021, the Group completed the acquisition of 100% equity interest of CitiGO hotels from Cjia Group, a related party of the Group. CitiGO brand is a light luxury and social hotel brand, which are mainly distributed in first and second-tier cities in China. The aggregated consideration was RMB783, and RMB749 and RMB33 were respectively paid in cash in 2021 and 2023.

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

During the years ended December 31, 2021 and 2022, the Group acquired three and seven individual companies for total cash consideration of RMB51 and RMB9, respectively. The business acquisitions were accounted for under purchase accounting. The assets and liabilities of these companies acquired in 2021 and 2022 were immaterial to the consolidated financial statements. There was no acquisition for the year ended December 31, 2023.

4.REVENUE

Disaggregated Revenues

The following tables present the Group’s revenues disaggregated by the nature of the product or service:

	Years Ended December 31,
	2021	2022	2023
Room revenues	7,024	7,571	11,789
Food and beverage revenues	694	1,049	1,333
Others	400	528	674
Leased and owned hotel revenues	8,118	9,148	13,796
Initial one-time license/franchise fee	109	106	114
On-going management and service/royalty fees	1,479	1,375	2,785
Central reservation system usage fees, other system maintenance and support fees	1,399	1,262	2,628
Reimbursements for hotel manager fees	897	1,103	1,400
Other fees	520	559	767
Manachised and franchised hotel revenues	4,404	4,405	7,694
Other revenues	263	309	392
Total revenues	12,785	13,862	21,882

Contract Balances

The Group’s contract assets are insignificant at December 31, 2022 and 2023.

	As of December 31,
	2022	2023
Current contract liabilities	1,308	1,637
Long-term contract liabilities	828	1,072
Total contract liabilities	2,136	2,709

The contract liabilities balances above are classified as deferred revenue on the consolidated balance sheets, as of December 31, 2022 and 2023.

The Group recognized revenues that were previously deferred as contract liabilities of RMB655 and RMB686 during the years ended December 31, 2022 and 2023, respectively.

5.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2022	2023
Cost:
Buildings	843	791
Leasehold improvements	10,952	11,053
Furniture, fixtures and equipment	2,520	2,448
Motor vehicles	3	2
	14,318	14,294
Less: Accumulated depreciation	7,727	8,456
	6,591	5,838
Construction in progress	193	259
Property and equipment, net	6,784	6,097

Depreciation expense was RMB1,352, RMB1,312 and RMB1,276 for the years ended December 31, 2021, 2022 and 2023, respectively.

6.INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2022	2023
Intangible assets with indefinite lives:
Brand names	5,111	5,327
Master brand agreement	192	192
Intangible assets with finite lives:
Franchise or manachise agreements	368	281
Purchased software	128	135
Other intangible assets	77	75
Total	5,876	6,010
Less: Accumulated amortization	178	204
Less: Accumulated impairment loss(Note2)	420	526
Total	5,278	5,280

Amortization expense of intangible assets for the years ended December 31, 2021, 2022 and 2023 amounted to RMB65, RMB45, and RMB45, respectively.

There were 3 brand names with indefinite lives acquired in DH acquisition. Impairment recognized relating to these brand names were RMB160, RMB167 and RMB160, respectively for the years ended December 31, 2021, 2022 and 2023.

The annual estimated amortization expense for the above intangible assets excluding brand names and master brand agreement for the following years is as follows:

Amortization for Intangible Assets
2024	33
2025	32
2026	29
2027	24
2028	23
Thereafter	132
Total	273

7.INVESTMENTS

The investments as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
Short-term investments
Equity securities with readily determinable fair values:
Accor Hotels (“Accor”)	1,701	—
Other marketable securities	87	231
Subtotal	1,788	231
Held to maturity investments
Bank time deposits and financial products	—	1,958
Total	1,788	2,189

Long-term investments
Equity securities without readily determinable fair values:
Cjia Group-preferred shares	138	99
Oravel Stays Private limited (“OYO”)	54	54
Other equity securities without readily determinable fair values	65	29
Subtotal	257	182
Equity-method investments:
AAPC LUB	494	490
Hotel related funds	574	479
Other investments	324	320
Subtotal	1,392	1,289
Available-for-sale debt securities:
Cjia Group-convertible notes	296	281
Held to maturity investments
Bank time deposits	—	812
Total	1,945	2,564

In 2022, the Group recognized loss from fair value changes of Accor of RMB358. In 2023, the Group sold all the Accor shares for a cash consideration of RMB2,198 with a gain of RMB516 realized upon disposal.

8.GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2023 were as follows:

	Legacy Huazhu	Legacy DH	Total
Balance at January 1, 2022
Goodwill	3,036	2,496	5,532
Accumulated impairment loss	(4)	(396)	(400)
	3,032	2,100	5,132
Goodwill acquired during the year	—	4	4
Net foreign exchange-goodwill	—	70	70
Net foreign exchange-impairment loss	—	(11)	(11)
Balance at December 31, 2022
Goodwill	3,036	2,570	5,606
Accumulated impairment loss	(4)	(407)	(411)
	3,032	2,163	5,195
Impairment loss recognized during the year	—	(4)	(4)
Net foreign exchange-goodwill	—	151	151
Net foreign exchange-impairment loss	—	(24)	(24)
Balance at December 31, 2023
Goodwill	3,036	2,721	5,757
Accumulated impairment loss	(4)	(435)	(439)
	3,032	2,286	5,318

As of December 31, 2022 and 2023, the estimated fair value of legacy Huazhu exceeded over 100% of its carrying value. As of December 31, 2022 and 2023, the estimated fair value of legacy DH exceeded its carrying value by approximately RMB769 and RMB490, which accounted for 25% and 17%of its carrying value, respectively. A 5% decline in the underlying projected cash flows or increase in the discount rate could not result in an impairment loss in 2022 and 2023.

9. ASSETS AND LIABILITIES HELD FOR SALE

In the fourth quarter of 2023, the Group committed to a plan to sell certain lease-and-owned hotels (the “disposal group”) included in legacy DH. In February 2024, the Group entered into a Share and Asset Purchase and Transfer Agreement with an unaffiliated third party, and the transaction is expected to be closed in mid-2024, subject to certain customary closing conditions. As of December 31, 2023, the related assets and liabilities were classified as held for sale on the Group’s consolidated balance sheet. As the estimated fair value of the disposal group exceeded its carrying value, no impairment loss was recognized for the year ended December 31, 2023.

The total assets and liabilities of the disposal group that were classified as held for sale on the Group’s consolidated balance sheet as of December 31, 2023, were as follows:

As of December 31,
2023
Assets held for sale:
Cash and cash equivalents	17
Property and equipment, net	102
Operating lease right-of-use assets	1,834
Finance lease right-of-use assets	295
Other assets	65
Total	2,313

Liabilities held for sale:
Accrued expenses and other current liabilities	102
Operating lease liabilities, current	76
Operating lease liabilities, non-current	1,936
Finance lease liabilities	324
Other liabilities	98
Total	2,536

10.DEBT

The short-term and long-term debt as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
Short-term debt:
Long-term bank borrowings, current portion	208	125
Short-term bank borrowings	3,035	329
Convertible senior notes, current portion	—	3,537
FF&E liability, current portion	45	58
Total	3,288	4,049

Long-term debt:
Long-term bank borrowings, non-current portion	2,929	1,050
Convertible senior notes, non-current portion	3,463	—
FF&E liability, non-current portion	228	199
Others	15	16
Total	6,635	1,265

Bank borrowings

In August 2022, the Group entered into a 3-year long-term facility of EUR220 million and RMB-equivalent of EUR110 million term facility, and EUR70 million revolving credit facility agreement with several banks. The EUR70 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan for each interest period is the aggregate of the applicable Margin and EURIBOR or one-year benchmark LPR. The margin for each loan depends on the currency of loan, a loan denominated in EUR means 1.55% per annum and a loan denominated in RMB means -0.15% to - 0.2% per annum. There are some financial covenants including interest cover, leverage and book equity related to this facility. The Group was fully in compliance with the amended covenants for the years ended December 31, 2022 and 2023. In 2022, the Group had drawn down EUR220 million, RMB equivalent of EUR110 million and EUR70 million under the facility agreement, among which, the Group repaid EUR220 million, RMB equivalent of EUR6 million and EUR70 million for the year ended December 31, 2023. For the years ended December 31, 2022 and 2023, the weighted average interest rate of borrowings drawn under this agreement was 3.01% and 3.59%, respectively.

Convertible Senior Notes due 2022

On November 3, 2017, the Company issued US$475 million of Convertible Senior Notes (the “2022 Notes”). The 2022 Notes mature on November 1, 2022 and bear interest at a rate of 0.375% per annum, payable in arrears semi-annually on May 1 and November 1, beginning May 1, 2018.The Company had subsequently redeemed US$475 million of 2022 Notes on November 1, 2022.

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

During the year ended December 31, 2023, RMB0.01 of the 2026 Notes had been converted into 24 ADSs upon the holders’ request. As of December 31, 2023, the Group reclassified the 2026 Notes as short - term debt as the 2026 Notes holders have a put option which can be exercised within one year.

Debt Maturities

The contractual maturities of the Group’s debt as of December 31, 2023 were as follows:

Year Ending December 31,	Principal Amounts
2024	4,053
2025	787
2026	342
2027	33
2028	25
Thereafter	79
Total	5,319

11.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023
Payables to franchisees	652	1,150
Other payables	850	1,146
Accrued utilities and other accrued expenses	332	283
Liabilities related to customer loyalty program	166	264
Value-added tax, other tax and surcharge payables	234	337
Advance from noncontrolling interest holders	103	81
Total	2,337	3,261

12.HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Years Ended December 31,
	2021	2022	2023
Rents	3,900	3,927	4,290
Utilities	507	603	685
Personnel costs	3,022	3,683	4,684
Depreciation and amortization	1,413	1,414	1,329
Consumable, food and beverage	969	1,026	1,327
Others	1,471	1,607	2,026
Total	11,282	12,260	14,341

13.PRE-OPENING EXPENSES

The Group expenses all costs incurred in connection with start-up activities, including pre-operating costs associated with new hotel facilities and costs incurred with the formation of the subsidiaries, such as organization costs. Pre-opening expenses primarily include rental expenses and employee costs incurred during the hotel pre-opening period.

	Years Ended December 31,
	2021	2022	2023
Rents	68	84	30
Personnel costs	5	5	1
Others	8	6	4
Total	81	95	35

14.SHARE-BASED COMPENSATION

In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). Under the 2009 Share Incentive Plan, the Group may issue incentive awards up to 30,000,000 ordinary shares. In August 2010, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 150,000,000. In March 2015, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 430,000,000. In June 2023, the Group adopted the 2023 Share Incentive Plan (collectively with 2009 Share Incentive Plan, the “Incentive Award Plans”) , which allows the Group to offer incentive awards up to 20,000,000 ordinary shares to Participants. The incentive awards granted under the Incentive Award Plans typically have a maximum life of ten years and vest in typical ways as listed below:

a.)Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;

b.)Vest over a period of ten years in equal yearly installments;

As of December 31, 2023, the Group had granted a total of 274,295,790 options and 308,146,910 nonvested restricted stocks in total, which were subject to adjustment on performance condition.

Share options

In 2023, the Group granted 28,625,350 share options to senior officers, which was in five tranches with performance conditions, and the vesting of each of the five tranches commences respectively at the first, second, third, fourth, and fifth anniversary of grant date. Each tranche is accounted for as a separate award with the same grant date, the same service inception date and its own requisite service period. The actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting of share option commences. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if certain performance conditions are met for the five - year period ending December 31, 2027.

The weighted - average grant date fair value for options granted during the year ended December 31, 2023 was US$2.22 per share, computed using the binomial option pricing model. The binomial option pricing model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average historical equity volatility of the Group. The risk - free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

2023
Suboptimal exercise factor	2.80
Risk-free interest rate	3.61%
Volatility	49.31%
Dividend yield	0.80%
Life of option	10 years

The following table summarized the Group’s share option activity under the option plans:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise Price	Contractual Life	Value
		US$	Years	US$’million
Share options outstanding at January 1, 2023	—	—	—	—
Granted	28,625,350	2.80	—	—
Adjusted for performance conditions	(106,250)	2.80	—	—
Share options outstanding at December 31, 2023	28,519,100	2.80	9.41	16
Share options vested or expected to vest at December 31, 2023	26,429,100	2.80	9.41	14
Share options exercisable at December 31, 2023	—	—	—	—

Given the actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting commences, the share - based compensation expenses related to these options would be recognized when the financial performance is expected to be met. The Group didn’t record any compensation expenses relating to options awarded indexed to financial performance beyond the year ended December 31, 2023. The total share based compensation expenses relating to these options was RMB337.

As of December 31, 2023, there was RMB68 in total unrecognized compensation expense related to the option arrangements, which is expected to be recognized over a weighted - average period of 3.41 years.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In 2021, 2022 and 2023, the Group granted nil, 31,683,100 and nil nonvested restricted stocks, respectively to senior officers and managers, each was in ten tranches with performance conditions. Each tranche is accounted for as a separate award with the same grant date, its own service inception date and requisite service period. The share-based compensation cost is recognized for each vesting tranche during the respective service period based on the estimated performance conditions at the service inception date. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years.

In 2023, the Group granted 28,625,350 nonvested restricted stocks to senior officers, each was in five tranches with performance conditions, and the vesting of each of the five tranches commences respectively at the first, second, third, fourth, and fifth anniversary of grant date. Each tranche is accounted for as a separate award with the same grant date, the same service inception date and its own requisite service period. The actual number of nonvested restricted stocks that could vest is contingent on certain financial performance of the year when vesting commences. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years. The share - based compensation expenses related to these nonvested restricted stocks would be recognized when the financial performance is expected to be met. The Group didn’t record any compensation expenses relating to incentive shares which are indexed to financial performance beyond the year ended December 31, 2023.

The following table summarized the Group’s nonvested restricted stock activities in 2023.

		Weighted Average Grant
	Number of Restricted	Date
	Stocks	Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2023	76,939,150	1.88
Granted	31,881,420	3.67
Forfeited	(2,070,020)	1.62
Vested	(10,033,350)	1.56
Adjusted for performance conditions	(1,655,900)	0.70
Nonvested restricted stocks outstanding at December 31, 2023	95,061,300	2.54

As of December 31, 2023, there was RMB891 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 3.62 years.

The total fair value of nonvested restricted stocks vested in 2021, 2022 and 2023 was RMB389, RMB234 and RMB286, respectively.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized share-based compensation expenses of RMB109, RMB87 and RMB143, respectively, which were classified as follows:

	Years Ended December 31,
	2021	2022	2023
Hotel operating costs	39	33	31
Selling and marketing expenses	4	4	6
General and administrative expenses	66	50	106
Total	109	87	143

15.EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share for the years indicated:

	Years Ended December 31,
	2021	2022	2023
Net (loss) income attributable to ordinary shareholders — basic	(465)	(1,821)	4,085
Net (loss) income attributable to ordinary shareholders — diluted	(465)	(1,821)	4,205
Weighted average ordinary shares outstanding — basic	3,114,124,244	3,111,196,757	3,183,163,131
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	—	—	44,331,080
Dilutive effect of convertible senior notes	—	—	123,927,000
Weighted average ordinary shares outstanding — diluted	3,114,124,244	3,111,196,757	3,351,421,211
Basic (losses) earnings per share	(0.15)	(0.59)	1.28
Diluted (losses) earnings per share	(0.15)	(0.59)	1.25

For the years ended December 31, 2021, 2022 and 2023, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following at non-weighted basis:

	As of December 31,
	2021	2022	2023
Outstanding employee options and nonvested restricted stocks	53,696,490	76,939,150	53,132,230
Shares of convertible senior notes	226,827,410	120,601,000	—
Total	280,523,900	197,540,150	53,132,230

In accordance with ASC Topic 470-20, although legally issued, the loaned ADSs in connection with the “2022 Notes” are not considered outstanding, and then excluded from basic and diluted earnings per share unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation.

All these Loaned ADSs had been returned to the Company with the maturity of 2022 Notes on November 1, 2022 and was accounted for as an increase to the treasury shares.

16. SEGMENT

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer. The Group has two operating segments which are legacy Huazhu and legacy DH according to the way management intends to evaluate results and allocate resources within the Group. In identifying its reportable segments, the Group assesses nature of operating segments and evaluates the operating results of each reporting segments. Both operating segments meet the quantitative thresholds and should be considered as two reportable segments. The Group has changed the segment profit measure from EBITDA to adjusted EBITDA starting from the second quarter of 2023 as the CODM used adjusted EBITDA to evaluate the performance of each segment. Adjusted EBITDA has also been presented for the disclosure for prior period as the segment profit.

The following table provides a summary of the Group’s operating segment results for the years ended December 31, 2021, 2022 and 2023.

	Years Ended December 31,
	2021				2022				2023
	Legacy Huazhu	Legacy DH	Elimination	Total	Legacy Huazhu	Legacy DH	Elimination	Total	Legacy Huazhu	Legacy DH	Elimination	Total
Total revenues	11,247	1,539	(1)	12,785	10,661	3,212	(11)	13,862	17,444	4,465	(27)	21,882
Adjusted EBITDA	2,032	(461)	(0)	1,571	725	(112)	(3)	610	6,772	103	(1)	6,874
Interest income	—	—	—	89	—	—	—	87	—	—	—	248
Interest expense	—	—	—	405	—	—	—	409	—	—	—	385
Income tax expense (benefit)	—	—	—	12	—	—	—	207	—	—	—	1,204
Depreciation and amortization	—	—	—	1,503	—	—	—	1,456	—	—	—	1,414
Share-based compensation	—	—	—	109	—	—	—	87	—	—	—	143
(Gain)loss from fair value changes of equity securities	—	—	—	96	—	—	—	359	—	—	—	(109)
Net (loss) income attributable to H World Group Limited	—	—	—	(465)	—	—	—	(1,821)	—	—	—	4,085

The following table presents total assets for operating segments, reconciled to consolidated amounts:

	As of December 31,
	2022			2023
	Legacy Huazhu	Legacy DH	Total	Legacy Huazhu	Legacy DH	Total
Total assets	43,729	17,778	61,507	44,285	19,247	63,532

The following tables represent revenues and property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill by geographical region.

Revenues:

	Years Ended December 31,
	2021	2022	2023
China	11,231	10,637	17,393
Germany	1,263	2,458	3,324
All others	291	767	1,165
Total	12,785	13,862	21,882

Property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill:

	As of December 31,
	2022	2023
China	31,684	28,762
Germany	13,501	12,504
All others	3,288	3,439
Total	48,473	44,705

Other than China and Germany, there were no countries that individually represented more than 10% of the total revenue for the years ended December 31, 2021, 2022 and 2023, and 10% of the above long lived assets as of December 31, 2022 and 2023.

17.CASH DIVIDEND

The Group did not declare cash dividend to its shareholders in 2021.

On March 3, 2022, the Group approved and declared a cash dividend of US$0.021 per ordinary share on its outstanding shares as of the close of trading on March 24, 2022. Such dividend of RMB416 was fully paid in April 2022.

On November 29, 2023, the Group approved and declared a cash dividend of US$0.093 per ordinary share or US$0.93 per ADS, on its outstanding shares as of the close of trading on January 10, 2024. Such dividend of RMB2,085 was recorded as dividend payable as of December 31, 2023 and was fully paid in the first quarter of 2024.

18.LEASES

The Group’s leases mainly related to buildings and the rights to use the land. The total expense related to short-term leases was insignificant for period of 2021, 2022 and 2023, and sublease income of the Group which was recognized in revenues in the consolidated statements of comprehensive income was RMB134, RMB119 and RMB143 for the years ended December 31, 2021, 2022 and 2023, respectively. The Group recognized a negative lease expense of RMB88, RMB281 and RMB98 for 2021, 2022 and 2023 under the relief of lease concession from COVID-19 as the Group elects using the variable lease expense approach.

A summary of supplemental information related to operating leases in 2022 and 2023 is as follows:

	Years Ended December 31,
	2022	2023
Lease cost:
Operating fixed lease cost	4,186	4,217
Finance lease cost
— Amortization of ROU assets	93	87
— Interest on lease liabilities	116	114
Operating variable lease cost	(144)	110
Total lease cost	4,251	4,528

Other information:
Weighted average remaining lease term
Operating leases	13 years	13 years
Finance leases	28 years	27 years
Weighted average discount rate
Operating leases	6.28%	6.27%
Finance leases	3.98%	4.29%

As of December 31, 2023, the maturities of lease liabilities, excluding operating lease liabilities classified in liabilities held for sale (Note 9), in accordance with ASC 842 in each of the next five years and thereafter are as follows:

Year Ending December 31,	Total Operating Leases	Total Finance Leases
2024	4,073	155
2025	3,981	159
2026	3,788	161
2027	3,615	165
2028	3,384	168
Thereafter	22,282	4,056

Total minimum lease payments	41,123	4,864

Less: amount representing interest	13,299	2,122

Present value of minimum lease payments	27,824	2,742

As of December 31, 2023, the Group has entered 25 lease contracts that the Group expects to account for as operating or finance leases, the future undiscounted lease payments for these non-cancellable lease contracts are RMB5,504, which is not reflected in the consolidated balance sheets.

As of December 31, 2022, the maturities of lease liabilities in accordance with ASC 842 in each of the next five years and thereafter were as follows:

Year Ending December 31,	Total Operating Leases	Total Finance Leases
2023	4,209	142
2024	4,196	146
2025	3,989	146
2026	3,793	148
2027	3,605	151
Thereafter	24,547	3,539

Total minimum lease payments	44,339	4,272

Less: amount representing interest	12,929	1,718

Present value of minimum lease payments	31,410	2,554

Supplemental cash flow information related to leases for the years ended December 31, 2022 and 2023 are as follows:

	Years Ended December, 31
	2022	2023
Cash paid for amounts included in the measurement of operating lease liabilities	3,295	4,440
Cash paid for amounts included in the measurement of finance lease liabilities	106	68
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	1,010	343
Non-cash right-of-use assets obtained in exchange for finance lease liabilities, net of reassessment of finance lease payments	(161)	361
Non-cash right-of-use assets obtained in acquisition for operating lease	171	—
Non-cash lease liabilities obtained in acquisition for operating lease	144	—

19.INCOME TAXES

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

Income (loss) before income taxes consists of:

	Years Ended December 31,
	2021	2022	2023
PRC including Hong Kong and Taiwan	617	(483)	5,833
Germany	(632)	(410)	(463)
Other	(393)	(713)	(21)
Total	(408)	(1,606)	5,349

Income tax expense (benefit) is comprised of the following:

	Years Ended December 31,
	2021	2022	2023
Current Tax	555	475	1,175
Deferred Tax	(543)	(268)	29
Total	12	207	1,204

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years Ended December 31,
	2021	2022	2023
PRC statutory tax rate	25%	25%	25%
Tax effect of non-deductible expenses and non-taxable income in determining taxable profit	(6)%	(6)%	2%
Effect of different tax rate of group entities operating in other jurisdictions	(6)%	(10)%	(4)%
Effect of change in valuation allowance	(24)%	(15)%	(0)%
Effect of tax holiday	9%	1%	(1)%
Effect of cash dividends	(8)%	(6)%	1%
Effect of excess tax benefit of share-based rewards	7%	(2)%	(0)%
Effective tax rate	(3)%	(13)%	23%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years Ended December 31,
	2021	2022	2023
Aggregate amount	37	22	60
Per share effect—basic	0.01	0.01	0.02
Per share effect—diluted	0.01	0.01	0.02

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
Deferred tax assets:
Net loss carryforward	1,678	1,289
Deferred revenue	349	454
Long-term assets	303	399
Bad debt provision	59	80
Accrued payroll	41	(10)
Other accrued expenses	(9)	74
Share-based compensation	31	33
Others	150	198
Valuation allowance	(731)	(675)
Total deferred tax assets, net of valuation allowance	1,871	1,842
Deferred tax liabilities:
Fair value adjustment for building, land use rights and identified intangible assets due to acquisition	1,596	1,593
Others	40	51
Total deferred tax liabilities	1,636	1,644
Net deferred tax assets	235	198
Analysis as:
Deferred tax assets	1,093	1,043
Deferred tax liabilities	858	845
Net deferred tax assets	235	198

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

	Years Ended December 31,
	2021	2022	2023
Balance at the beginning of the year	(369)	(466)	(731)
Provided	(151)	(338)	(145)
Reversed	37	41	165
Written off	17	32	36
Balance at the end of the year	(466)	(731)	(675)

As of December 31, 2023, the Group’s PRC subsidiaries had tax loss carryforwards of RMB3,098, which will expire between 2024 and 2028 if not used. Companies under Legacy DH had tax loss carry forwards of RMB1,725, which can be offset in the future without anytime restriction.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. At December 31, 2022 and 2023, the Group had recorded liabilities for uncertain tax benefit of approximately RMB65 and RMB67 mainly associated with the interests on intercompany loans and other permanent differences related to Corporate Income and Trade Taxes, respectively. No interest or penalty expense was recorded for the years ended December 31, 2021, 2022 and 2023. In 2024, the Group will decrease its income tax liability by RMB 0.2 for unrecognized tax benefits previously recorded in 2014 as the statute of limitations for the tax liabilities of certain tax positions will expire under the PRC Tax Administration and Collection Law.

	Years Ended December 31,
	2021	2022	2023
Balance at the beginning of the year	50	60	65
Addition for tax positions	10	5	2
Balance at the end of the year	60	65	67

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. If there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company, the income tax rate may be reduced. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends and holds more than 25% of the PRC company. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. In March 2022, the Group announced that its board of directors declared a cash dividend of approximately US$68 million. To facilitate this dividend distribution and meet the oversea treasury demand, certain amount of dividends from the Group’s PRC subsidiaries to its oversea subsidiaries was planned. PRC dividend withholding tax of RMB100 was accrued as of December 31, 2022. In 2023, the Group revised its dividend policy that it may make a dividend distribution every year up to 45% of its current year net income starting from 2023. PRC dividend withholding tax of RMB75 was accrued as of December 31, 2023. Other than these dividends distributions, the Group intends to indefinitely reinvest the remaining undistributed earnings of PRC subsidiaries, and therefore, no additional provision for PRC dividend withholding tax was accrued.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB0.1 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2019 through 2023 on non-transfer pricing matters, and from 2014 through 2023 on transfer pricing matters. Generally, the statute of limitations for the assessment and collection of taxes is four years. The four-year period usually starts at the end of the year in which the tax return is filed. If no tax return is filed, the statute of limitations starts with the end of the third year following the year in which the tax arose. Extended limitations of 5 and 10 years will apply in the event of tax evasion or tax fraud. The statute of limitations may be suspended for a variety of reasons, for example, appeal of assessment by taxpayers, announcement or start of a tax audit, obvious mistake in tax assessment, etc.

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

The Organisation for Economic Co-operation and Development (OECD) developed a Global Anti-Base Erosion Rules (Pillar Two) to ensure a 15% global minimum tax paid by large multination enterprises with consolidated revenue over EUR 750 million. In December 2022, the EU Minimum Tax Directive entered into force and leaded to member states to enact legislation to implement Pillar Two rules effective for fiscal years starting on or after December 31,2023.

Some other major jurisdictions have either enacted certain parts of the Pillar Two rules or begun the process of enacting such rules, with varying effective dates.

Based on current enacted legislation effective in 2024, group’s structure and assessment, the Group does not expect Pillar Two to have a material impact on the effective tax rate, consolidation results of operation, financial position, and cash flows in near term. The Group will continue to closely monitor Pillar Two global implementation process and refine the assessment.

20.EMPLOYEE BENEFIT PLANS

a.    Defined Benefit Plans

The Group maintains a German pension plan after the completion of the acquisition of DH.

As of December 31, 2022 and 2023, accumulated benefit obligation net of plan assets recognized in the consolidated balance sheets consist of the following:

	As of December 31,
	2022	2023
Salary and welfare payables	10	12
Retirement benefit obligation	110	124
Liability in the balance sheet	120	136

b.    Defined Contribution Plans

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB544, RMB645 and RMB699 for the years ended December 31, 2021, 2022 and 2023, respectively. The Group has no ongoing obligation to its employees subsequent to its contribution to the PRC plan.

Furthermore, the Group pays contribution to governmental and private pension insurance organizations based on legal regulations in some countries out of China. The contributions are recognized as expense and amount RMB55, RMB74 and RMB90 for the years ended December 31, 2021, 2022 and 2023.

21.RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. In particular, subject to certain cumulative limits, the statutory reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a PRC subsidiary’s registered capital. These reserve funds can only be used for such specific purposes as provided in PRC laws, and are not distributable as cash dividends, amounted to RMB826, RMB904 and RMB1,029 as of December 31, 2021, 2022 and 2023, respectively. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries, the PRC subsidiaries share capital of RMB2,809 at December 31, 2023 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2023, approximately RMB3,838 is not available for distribution to the Group by its PRC subsidiaries in the form of dividends, loans or advances.

22.RELATED PARTY TRANSACTIONS AND BALANCES

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

Related Party	Nature of the Party	Relationship with the Group
Trip.com Group Limited (“Trip.com”)	Online travel services provider	Mr. Qi Ji is a director Shareholder of the Group
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
Accor Hotels (“Accor”)	Hotel Group	Shareholder of the Group up to December 2021
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai Zhuchuang Enterprise Management Co., Ltd. (“Zhuchuang”)	Staged office space company	Equity method investee of the Group
Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)	Hotel management company	Equity method investee of the Group
Suzhou Huali Jinshi Construction Decoration Co., Ltd. (“Huali Jinshi”)	Building decoration company	Equity method investee of the Group up to August 2022
Shenzhen Hitone Investment Fund Partnership (LLP) ( “Hitone”)	Fund	Equity method investee of the Group
Huamai (Guangzhou) Hotel Management Co., Ltd. (“Huamai”)	Hotel management company	Equity method investee of the Group
Azure Hospitality Fund I Limited Partnership (LLP) (“Azure”)	Fund	Equity method investee of the Group

(a) Related party balances

Amounts due from related parties consist of the following:

	As of December 31,
	2022	2023
Trip.com	73	174
Lianquan	46	45
Huamai	—	22
Zhuchuang	24	14
Cjia Group	28	9
Sheen Star	29	—
Others	21	34
Allowance for expected credit losses	(37)	(63)
Total	184	235

Amounts due to related parties consist of the following:

	As of December 31,
	2022	2023
Trip.com	38	48
Cjia Group	26	16
Others	7	13
Total	71	77

(b) Related party transactions

During the years ended December 31, 2021, 2022 and 2023, significant related party transactions were as follows:

	Years Ended December 31,
	2021	2022	2023
Commission expenses to Trip.com	99	55	260
Lease expenses to Trip.com	19	19	19
Lease expenses to Cjia Group	12	31	37
Service fee to Huali Jinshi	42	—	—
Brand use fee, reservation fee and other related service fee to Accor	22	—	—
Goods sold and service provided to Cjia Group	11	4	17
Loan payment to Hitone	5	—	—
Service fee from Trip.com	62	93	112
Service fee from Accor	3	—	—
Service fee from Sheen Star	5	4	5
Service fee from Azure	—	5	17
Sublease income from Lianquan	10	12	10
Sublease income from Cjia Group	6	5	5
Interest income from Sheen Star	—	—	10
Business acquisition of CitiGO from Cjia Group	783	—	—
Business acquisition of one individual company from Cjia Group	51	—	—

23.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of December 31, 2023, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB243, which is expected to be incurred within one to two year.

(b) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of the Group’s business, including lease contract terminations and disputes, and management agreement disputes. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of December 31, 2023, there are no accrued contingent liabilities from such proceedings.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

H WORLD GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of December 31,
	2022	2023	2023
			US$’ in millions
			(Note 2)
Assets
Current assets:
Cash and cash equivalents	1,204	4,382	617
Short-term investments	87	576	81
Other current assets	8	24	3
Total current assets	1,299	4,982	701
Investment in and amount due from subsidiaries	12,390	15,760	2,220
Total assets	13,689	20,742	2,921
Liabilities and equity
Current liabilities:
Short-term debt	453	3,537	498
Dividends payable	—	2,085	294
Amount due to subsidiaries	858	2,897	408
Accrued expenses and other current liabilities	181	88	12
Total current liabilities	1,492	8,607	1,212
Long-term debt	3,463	—	—
Other non-current liabilities	5	—	—
Total liabilities	4,960	8,607	1,212
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,265,433,590 and 3,210,392,530 shares issued as of December 31, 2022 and 2023, and 3,112,413,730 and 3,159,046,350 shares outstanding as of December 31, 2022 and 2023, respectively)	0	0	0
Treasury shares (153,019,860 and 51,346,180 shares as of December 31, 2022 and 2023, respectively)	(441)	(906)	(128)
Additional paid-in capital	10,138	11,861	1,671
Retained earnings	(1,200)	794	112
Accumulated other comprehensive income	232	386	54
Total equity	8,729	12,135	1,709
Total liabilities and equity	13,689	20,742	2,921

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

H WORLD GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2021	2022	2023	2023
				US$’ in millions
				(Note 2)
Operating costs and expenses:
General and administrative expenses	110	93	154	22
Total operating costs and expenses	110	93	154	22
Loss from operations	(110)	(93)	(154)	(22)
Interest income	8	15	69	10
Interest expense	128	130	122	17
Foreign exchange loss	(3)	(223)	(108)	(16)
Other income, net	15	6	61	9
Loss from fair value changes of equity securities, net	(2)	(1)	(15)	(2)
(Loss) income in investment in subsidiaries	(245)	(1,395)	4,354	613
Net (loss) income attributable to H World Group Limited	(465)	(1,821)	4,085	575

Other comprehensive (loss) income, net of tax	(86)	191	154	22
Comprehensive (loss) income	(551)	(1,630)	4,239	597

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

H WORLD GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2021	2022	2023	2023
				US$’ in millions
				(Note 2)
Net cash provided by (used in) operating activities	9	(136)	(133)	(21)
Investing activities:
Loans to subsidiaries	(1,050)	(750)	(987)	(139)
Repayment of loans by subsidiaries	—	4,165	2,061	290
Purchase of investments	(34)	—	(803)	(113)
Proceeds from maturity/sale of investments	—	—	301	42
Net cash (used in) provided by investing activities	(1,084)	3,415	572	80
Financing activities:
Proceeds from issuance of ordinary shares in Hong Kong public offering	—	—	1,973	278
Proceeds from termination of Capped Call	—	86	—	—
Payment of ordinary share issuance costs	(15)	(0)	(9)	(1)
Net settlement on shares repurchased for withholding taxes related to share-based awards	50	—	—	—
Payment of repurchases of ordinary shares	(0)	(334)	(848)	(119)
Loans from subsidiaries	—	798	2,574	364
Repayment of loans from subsidiaries	—	—	(540)	(76)
Net proceeds from issuance of ordinary shares upon exercise of option	1	—	—	—
Proceeds from short-term bank borrowings	—	453	—	—
Repayment of short-term bank borrowings	—	—	(439)	(62)
Repayment of convertible senior notes	(0)	(3,406)	(0)	(0)
Dividends paid	—	(416)	—	—
Net cash provided by (used in) financing activities	36	(2,819)	2,711	384
Effect of exchange rate changes on cash and cash equivalents	(272)	163	28	4
Net (decrease) increase in cash and cash equivalents	(1,311)	623	3,178	447
Cash, cash equivalents at the beginning of the year	1,892	581	1,204	170
Cash, cash equivalents at the end of the year	581	1,204	4,382	617

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

As of December 31, 2023, there are no material contingencies, mandatory dividend, and significant provision of long-term obligation or guarantee of the Company, except for those which have separately disclosed in the consolidated financial statements.

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

H WORLD GROUP LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at
	Beginning of	Charge to Costs and	Charge to Other	Charge Taken		Balance at
	Year	Expenses	Accounts	Against Allowance	Write off	End of Year

	(Renminbi in millions)
Allowance for accounts receivable, loan receivables and other financial assets:
2021	87	105	—	—	(64)	128
2022	128	82	—	—	(7)	203
2023	203	89	—	—	(5)	287

******