Form 20-F
period 2024-12-31
H World Group Ltd
filed 2025-04-25
CIK 1483994

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

cj-chenhui@hworld.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,083,916,600 Ordinary Shares.

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

Yes ☐      No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐      No ☐

i

ii

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB 7.2993, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 18, 2025, the exchange rate was US$1.00 to RMB 7.2996. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, in this annual report,

●	“ADRs” are to the American depositary receipts that may evidence our ADSs;
●	“ADSs” are to our American depositary shares, each representing ten ordinary shares;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;
●	“Consolidated Affiliated Entities” are to Tianjin Jizhu, Shanghai Huanmei and its wholly owned subsidiary Huanmei Travel, and Ningbo Futing, each of which is a Consolidated Affiliated Entity;
●	“Deutsche Hospitality” or “legacy DH” refers to Steigenberger Hotels GmbH (formerly known as Steigenberger Hotels Aktiengesellschaft), a subsidiary of our company established under the laws of Germany on September 12, 1985, and its subsidiaries;
●	“EUR” or “Euro” refers to the legal currency of European Union;
●	“HKD” refers to the legal currency of Hong Kong;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
●	“Hong Kong Stock Exchange” is to The Stock Exchange of Hong Kong Limited;
●	“Huanmei Travel” is to Huanmei International Travel Agency (Shanghai) Co., Ltd.;
●	“leased hotels” are to leased-and-operated hotels;
●	“legacy Huazhu” refers to our company excluding Deutsche Hospitality;
●	“manachised hotels” are to franchised-and-managed hotels;
●	“Ningbo Futing” is to Ningbo Futing Enterprise Management Co., Ltd.;
●	“occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;
●	“RevPAR” refers to revenue per available room, calculated by room revenue during a period divided by the number of available rooms of such hotel during the same period;
●	“ordinary shares” or “Shares” are to our ordinary shares, par value US$0.00001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“Shanghai Huanmei” is to Huanmei Information Technology (Shanghai) Co., Ltd.;
●	“Tianjin Jizhu” is to Tianjin Jizhu Information Technology Co., Ltd. (formerly known as Tianjin Mengguang Information Technology Co., Ltd.);
●	“US$” and “U.S. dollars” are to the legal currency of the United States;
●	“VIEs” are to the Consolidated Affiliated Entities; and
●	“We,” “us,” “our company,” “our” and “Huazhu” are to H World Group Limited (formerly known as Huazhu Group Limited and China Lodging Group, Limited), a Cayman Islands exempted company with limited liability, its predecessor entities and its subsidiaries and, in the context of describing our operations and consolidated financial information, the VIEs.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this annual report, including those regarding our future financial position, strategies, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate and any statements preceded by, followed by or that include the words “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “going forward,” “intend,” “may,” “ought to,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” “vision,” “aspire,” “target,” “schedules,” “goal,” “outlook” and the negative of these words and other similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect the current views of our management with respect to future events, operations, liquidity and capital resources, some of which may not materialize or may change. These statements are subject to certain known and unknown risks, uncertainties and assumptions, including the risk factors as described in this annual report. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. The risks and uncertainties facing us which could affect the accuracy of forward-looking statements include, but are not limited to, the following:

●	our anticipated growth strategies, including developing new hotels at desirable locations in a timely and cost-effective manner and launching a new hotel brand;
●	our future business development, results of operations and financial condition;
●	expected changes in our revenues and certain cost or expense items;
●	our ability to attract customers and leverage our brand;
●	trends and competition in the lodging industry;
●	the status of the relevant regulatory and legislative developments in the countries we operate; and
●	general economic, business and socio-political conditions globally, including recent Israel-Hamas military conflict and Russia-Ukraine military conflict.

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

JunHe LLP is of the view that:

(a) pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and its relevant notes and five supporting guidelines (each, “Supporting Guideline”), which came into effect on March 31, 2023, PRC-based companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to conduct relevant filings with the CSRC.

Furthermore, pursuant to the Circular on the Arrangements for the Filing-based Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures Circular”), companies that have already offered or listed securities overseas prior to the implementation of the Trial Measures are considered as “Stock Enterprises”, and these Stock Enterprises are not required to apply for filings immediately with CSRC until a re-financing event takes place and then a filing for such re-financing is required.

As our company is considered as a Stock Enterprise, our PRC subsidiaries or the VIEs are not subject to immediate filing requirements under the Trial Measures. However, in the event of our future re-financing in an overseas market (whether on Nasdaq, Hong Kong Stock Exchange or in other overseas market), we will be subject to relevant filing requirements of the CSRC; and

(b) with respect to the regulatory requirements for cyber security and data protection, according to the Cybersecurity Review Measures, which became effective in February 2022, a company is subject to cybersecurity review if it affects or may affect national security and falls under any of the following circumstances: (i) it is a critical information infrastructure operator (“CIIO”), who purchases network products and service, or (ii) it is a network platform operator who carries out data processing activities. In addition, any network platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. Relevant PRC regulatory authorities may also initiate cybersecurity review if they determine that certain network products, services, or data processing activities affect or may affect national security.

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

As of the date of this annual report, we have conducted the self-assessment on the risks of the cross-border data transfers involved in our business operations pursuant to the regulation and have filed an assessment filing with the CAC within six months from the effective date of the Security Assessment Measures. We have received the written decision from the CAC approving the cross-border data transfers required for overseas hotel reservation.

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

On September 24, 2024, the CAC formally issued the Administrative Regulations on Cyber Data Security (“Cyber Data Security Regulations”), which became effective on January 1, 2025, stipulating that where network data handlers carry out network data processing activities that affect or may affect national security, they should undergo a national security review in accordance with relevant national regulations. The Cyber Data Security Regulations optimize regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad in accordance with international treaties or agreements. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data. Further, the Cyber Data Security Regulations set forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities.

As of the date of this annual report, we have conducted a personal information protection impact assessment on our cross-border data transfer scenarios and concluded that the personal information export involved in hotel reservation scenarios can be exempted from applying for the data export security assessment, submitting standard contract filing, and obtaining the compliance certification. This exemption is justified as our cross-border data transfers are conducted for hotel reservations pursuant to contracts entered into with our customers, which is explicitly recognized as an exempted scenario under the Cross-Border Data Flows Provisions.

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

We face various legal and operational risks and uncertainties as China is one of our major markets. We are subject to risks arising from the uncertainty in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly with little advance notice. In recent years, Chinese regulators have announced regulatory actions targeting certain sectors of China’s economy, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. Although the lodging industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese regulators will not in the future take regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital. Moreover, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in foreign markets, and the PRC regulatory authorities may intervene or influence our operations at any time, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC regulatory authorities to exert more oversight and control over offerings that are conducted overseas could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our Holding Company Structure and Operations in China

Holders of our ADSs do not hold equity interest in our operating subsidiaries or the Consolidated Affiliated Entities, but instead hold equity interest in H World Group Limited, a Cayman Islands holding company whose consolidated financial results include those of the Consolidated Affiliated Entities under U.S. GAAP. Our securities that are listed on the NASDAQ Global Select Market and the Hong Kong Stock Exchange are securities of our Cayman Islands holding company, not of our operating subsidiaries or the VIEs.

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

As a result of these arrangements, we have control over and are the primary beneficiary of the VIEs (composed of the Consolidated Affiliated Entities) for accounting purposes and, therefore, we have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Any references to control or benefits that accrue to us because of the VIEs in this annual report are limited to, and subject to conditions for consolidation of, the VIEs under U.S. GAAP.

The contractual arrangements underlying our VIE model, including our arrangements with the Consolidated Affiliated Entities, have not been tested in court. However, the Special Administrative Measures for Access of Foreign Investment, or the Negative List (2024 Edition) (as issued by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or MOFCOM, and amended from time to time), and other applicable PRC laws and regulations (including the Regulations on Travel Agencies (Revised in 2020)), prohibit direct foreign investment in certain international travel agency businesses and restrict direct foreign investment in certain internet-based businesses. Due to these regulatory restrictions on direct foreign investment, we conduct relevant operations through contractual arrangements with the Consolidated Affiliated Entities, which hold the licenses, permits and approvals that are necessary for operating relevant restricted businesses in the PRC.

The financial impacts of these VIEs were immaterial to our historical consolidated financial statements. The VIEs in aggregate contributed an insignificant portion (less than 1%) of our total revenues and total net profit (loss) in each of the fiscal years ended December 31, 2022, 2023 and 2024 and the impact of the VIEs to our consolidated balance sheets as of December 31, 2022, 2023 and 2024 were also immaterial (in aggregate contributing less than 1% of our total assets as of these respective dates). If the PRC regulatory authorities deem that any of our business operations carried out through the VIEs do not comply with PRC regulatory restrictions, especially the restrictions on foreign investment in the relevant industries, or if the relevant regulations or their interpretation change in the future, the PRC regulatory authorities could disallow this structure, which could result in us being subject to penalties or being forced to relinquish its interests in the affected operations. Additionally, potential future actions by the PRC regulatory authorities could affect the legality and enforceability of the contractual arrangements underlying the VIE model, which, consequently, would affect our ability to consolidate the financial results of the VIEs. If any of these happens, there would likely be changes in our operations and/or changes in the value of the securities of the investors. In the worst circumstances, if the contribution from VIEs becomes significant to our operations and the VIE model does not comply with PRC laws and regulations, such changes could cause the value of our securities to significantly decline or become worthless. For more information, see “—D. Risk Factors—Risks Related to Our Corporate Structure” below in this annual report.

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

On September 1, 2021, the Data Security Law of the PRC became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC (the “PIPL”) on August 20, 2021, and this law took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border provision of personal information. Furthermore, the Cyberspace Administration of China promulgated the Draft Amendment to Cyber Security Law (the “CSL”) for public comments on March 28, 2025. The proposed amendments of CSL imposed more severe and comprehensive fines and other penalties for offences under CSL, among others, the persons directly in charge and other directly liable persons of a company that is in violation of the CSL and causes particularly serious consequences may be fined up to RMB 1 million. On September 24, 2024, the CAC formally issued the Cyber Data Security Regulations, which became effective on January 1, 2025, stipulating that where network data handlers carry out network data processing activities that affect or may affect national security, they should undergo a national security review in accordance with relevant national regulations. The Cyber Data Security Regulations optimize regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad in accordance with international treaties or agreements. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data. Further, the Cyber Data Security Regulations set forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities.

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

The United States adopted the Holding Foreign Companies Accountable Act on December 18, 2020, and it was amended by the Consolidated Appropriations Act, 2023 in December 2022 (the amended act hereinafter referred to as the “HFCA Act”). The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit such securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. Pursuant to amendments made to the HFCA Act in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. The SEC has adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB issued a report notifying the SEC of its determinations on December 16, 2021 that it was unable to inspect or investigation completely accounting firms headquartered in mainland China or Hong Kong, including our auditor Deloitte Touche Tohmatsu Certified Public Accountants LLP. We were also conclusively identified as a “Commission-Identified Issuer” under the HFCA Act on May 26, 2022 in respect of our Annual Report for 2021 on Form 20-F filed on April 27, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking a first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result of this announcement, we were not for the fiscal year of 2022 or 2023, and do not expect to be for the fiscal year of 2024 a Commission-Identified Issuer in respect of our annual report on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese regulatory authorities that could affect our listing status in the U.S.

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

Risk Factor Summary

Risks Related to Our Business

●	Our operating results are subject to conditions affecting the lodging industry in general;
●	Our business is sensitive to Chinese, European, Middle Eastern, Southeast Asian and global economic conditions. A severe or prolonged downturn in the Chinese, European, Middle Eastern, Southeast Asian or global economy could materially and adversely affect our revenues and results of operations;
●	The lodging industries in China, Europe, the Middle East, the Southeast Asia, and other countries and regions where we operate are competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed;
●	Seasonality of our business and national or regional special events may cause fluctuations in our revenues, cause our ADS or ordinary share price to decline, and adversely affect our profitability;
●	We may not be able to manage our planned growth, which could adversely affect our operating results;
●	Failure to comply with data protection laws or maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits; and
●	We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.

Risks Related to Doing Business in China

●	We are subject to many of the economic and political risks associated with emerging markets due to our operations in China;
●	Inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations;
●	Developments in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us;
●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government influence, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless; and
●	If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ADSs, which may materially and adversely affect the value of your investment.

Risks Related to Our Corporate Structure

●	H World Group Limited is a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws;
●	Revenue and assets contributions from the Consolidated Affiliated Entities have not been material. Nonetheless, if the PRC regulatory authorities deem that the contractual arrangements in relation to the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Consolidated Affiliated Entities;
●	We rely in part on contractual arrangements with each of the Consolidated Affiliated Entities and their respective nominee shareholders to operate certain restricted business. These contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business;
●	If we exercise the option to acquire equity ownership of the Consolidated Affiliated Entities, the ownership transfer may subject us to certain limitations and substantial costs;
●	The nominee shareholders of the Consolidated Affiliated Entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition;
●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected; and
●	Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition, and results of operations.

Risks Related to Our ADSs, Ordinary Shares and Our Trading Market

●	The market prices for our ADSs and/or ordinary shares have been and may continue to be volatile;
●	An active trading market for our ordinary shares on the Hong Kong Stock Exchange might not be sustained, and trading prices of our ordinary shares might fluctuate significantly;
●	If securities or industry analysts do not continue to publish research or if they publish inaccurate or unfavorable research about our business, the market prices and trading volume for our ADSs and/or ordinary shares could decline;
●	Techniques employed by short sellers may drive down the market prices of the ADSs and/or ordinary shares;
●	We may need additional capital, and the sale of additional ADSs, ordinary shares or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations;
●	As our founder and co-founders collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders; and
●	There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

Risks Related to Our Business

Our operating results are subject to conditions affecting the lodging industry in general.

Our operating results are subject to conditions typically affecting the lodging industry, which include:

●	changes and volatility in national, regional and local economic conditions in China, Europe, the Middle East, the Southeast Asia, and other countries and regions where we operate;
●	competition from other hotels, the attractiveness of our hotels to customers, and our ability to maintain and increase sales to existing customers and attract new customers;
●	adverse weather conditions, natural disasters or travelers’ fears of exposure to contagious diseases and social unrest;
●	changes in travel patterns or in the desirability of particular locations;
●	increases in operating costs and expenses due to inflation and other factors;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
●	the quality and performance of managers and other employees of our hotels;
●	the availability and cost of capital to fund construction and renovation of, and make other investments in, our hotels;
●	seasonality of the lodging business and national or regional special events;
●	the possibility that leased properties may be subject to challenges as to their compliance with the relevant government regulations; and
●	maintenance and infringement of our intellectual property.

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

China is one of our major markets, and we also have operations in other countries and areas including Europe, the Middle East and the Southeast Asia. We depend on domestic business and leisure travel customers in China for a significant majority of our revenues, and we also derive a relatively large portion of our revenues from Europe following our acquisition of Deutsche Hospitality in 2020. Our operations have expanded to the Middle East and the Southeast Asia. Accordingly, our financial results have been, and we expect will continue to be, affected by developments in the economies and travel industries primarily of China, as well as those of Europe, the Middle East and the Southeast Asia.

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

The global financial markets experienced significant disruptions from time to time. In addition, conflicts between the United States and China have extended to multiple areas, which could place further pressure on China’s economic growth. For example, the U.S. government imposed economic and trade sanctions directly or indirectly affecting China-based technology companies. Such laws and regulations are likely subject to frequent changes, and their interpretation and enforcement involve substantial uncertainties, which may be heightened by national security concerns or driven by political and/or other factors that are out of our control. Recently, the United States has, through several rounds of increases, imposed higher tariffs on a wide range of goods imported from multiple countries. The tariff increases on goods from China are particularly high, with most goods subject to tariffs of 145% since April 9, 2025. China responded to the U.S. actions with retaliatory tariffs on most U.S. goods of 125% from April 12, 2025; China also implemented export restrictions on certain critical minerals and related products. These tariffs and other trade restrictions are expected to reduce trade volumes, cross-border investment, technological exchange, and other economic activities between major economies, and have a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. Although cross-border trade is not our principal business, these types of geopolitical developments could materially and adversely affect our overall financial performance and the market prices of our ADSs and ordinary shares. For example, some of our franchisees work in industries that are relatively more vulnerable to heightened tariffs, such as manufacturing, and the escalated trade war might have a material adverse effect on their business and cash flow, thereby weakening potential franchisees’ willingness to entering into franchise agreements with us or existing franchisees’ ability to invest in the maintenance and operation of our hotels.

Legislative or administrative actions in respect of Sino-U.S. relations could increase investor caution towards affected issuers, including us, and the market price of our ordinary shares and ADSs could be adversely affected. For example, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. In addition, beginning in December 2020, the United States imposed sanctions on certain Chinese companies that prohibit U.S. persons from buying or selling the publicly traded securities of these companies as well as securities that are derivatives of or provide investment exposure to these companies. The implementation of these restrictions forced the delisting of those sanctioned issuers that were then listed on U.S. exchanges. The U.S. government designated these companies as “China Military-Industrial Complex Companies,” or CMIC Companies, based on their purported links to the Chinese military or Chinese military infrastructure or capabilities. Furthermore, during a recent television interview, in response to a journalist’s question on whether the U.S. government could include possible delistings of Chinese companies from U.S. exchanges as a possible step the U.S. could take in its ongoing trade disputes from China, U.S. Secretary of Treasury, Scott Bessent, declined to exclude this possibility. If the U.S. government were to issue any order or otherwise require or cause the delisting of equity securities issued by China-based issuers, it could have a material adverse effect on the price of our ADSs. If our ADSs were to be delisted from the Nasdaq, we may be unable to readily obtain a listing on another stock exchange, and our shareholders may suffer losses or be unable to trade our securities as a result. All of these events have introduced uncertainties to the geopolitical situations and the global economic outlook. Furthermore, rather than just delisting our securities from the Nasdaq, the U.S. government could implement sanctions, such as those applicable to CMIC Companies, which apply to U.S. persons globally, which could even more significantly affect our shareholders, in particular U.S. persons, and the market price of our securities, including our Hong Kong Stock Exchange-listed ordinary shares.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the United States and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and the location and nature of its operations. As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also frequently changed and updated. For example, in October 2024, the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”), which imposes a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025, and it restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “covered activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Subsequent to the effectiveness of the Outbound Investment Rule, on February 20, 2025, President Trump issued the America First Trade Policy Memorandum, which proposes possible expansion of the set of technologies of concern and a review of exceptions to the Rule, possibly including changes to the existing exception for publicly trades securities. These rules, including any changes to them that may be adopted, may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of technologies specified in these rules. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

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

The lodging industries in China, Europe, the Middle East, the Southeast Asia, and other countries and regions where we operate are competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed.

The lodging industries in China, Europe, the Middle East, Southeast Asia and other countries and regions where we operate, are highly fragmented. As a multi-brand hotel group, we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities, and convenience of the central reservation system. We primarily compete with other hotel groups as well as various independent hotels in each of the markets in which we operate, including Chinese hotel groups such as BTG Hotels, Jinjiang, and Atour, as well as international hotel groups such as Marriott, Intercontinental, Accor and Hilton. We also face competitions from lodging products offered on platforms such as Airbnb and service apartments. New and existing competitors may offer more competitive rates, greater convenience, services, or amenities or superior facilities, which could attract customers away from our hotels and result in a decrease in occupancy rates and average daily room rates of our hotels. Competitors may also outbid us for new leased hotel conversion sites, negotiate better terms for potential manachised or franchised hotels, or offer better terms to our existing franchisees in connection with our manachised or franchised hotels, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other kinds of hotels, especially given the increase in our hotel room rates to keep pace with inflation. Even if our peers cannot outcompete us, any increasing supply of hospitality assets in the areas we operate could negatively affect our operational and financial results. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

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

The operation of each of our leased and owned hotels goes through three stages: development, ramp-up, and mature operations. During the development stage, leased and owned hotels do not generate any revenue, and incur pre-opening expenses generally ranging from approximately RMB1.5 million to RMB20.0 million per hotel. During the ramp-up stage, when the occupancy rate is relatively low, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, these newly opened leased and owned hotels may not achieve profitability during the ramp-up stage. Although we have adopted an asset-light business strategy and gradually and strategically optimized our leased and owned hotel portfolio, we may continue to incur significant pre-opening expenses during the development stage and relatively low revenues during the ramp-up stage of our newly opened leased and owned hotels, which may have a negative impact on our financial performance. Moreover, we may plan to develop more midscale and upscale leased and owned hotels in the future with relatively higher pre-opening expenses, especially rent, which may lead to a more evident negative impact on our financials. In addition, we must maintain our hotels’ conditions and may upgrade a certain number of our hotels, which requires renovation and other improvements to our hotels from time to time. Hotels under renovation may need to be closed partially or entirely or otherwise be seriously disrupted due to the renovations, which could adversely affect the hotels’ revenues.

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

We intend to continue developing and operating additional hotels in different geographic locations in China and overseas. Such expansions have placed, and will continue placing, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also require us to maintain the consistency of our products and the quality of our services to ensure that our business does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. In order to manage and support our growth, we must continue improving our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel, and integrate new hotels into our operations. Our inability to anticipate the changing demands that expanding operations will impose on our management and information and operational systems, or our failure to quickly adapt our systems and procedures to the new markets, could result in declines of revenues and increases in expenses or otherwise harm our results of operations and financial condition.

In addition, our expansion within existing markets may affect our existing hotels in those markets and, as a result, negatively affect our overall results of operations. While expansion into new geographic markets, especially overseas, and addition of new hotel products for which we may have limited operating experience and brand recognition may present operating and marketing challenges that are different from those we currently encounter in our existing markets. Those new markets may have different regulatory requirements, competitive conditions, consumer preferences, and discretionary spending patterns as compared to our existing markets. As a result, any new hotels we open in those markets may be less successful than hotels in our existing markets. Guests and franchisees in any new market may not be familiar with our brands and we may need more time to build brand awareness in that market through greater investments in advertising and promotional activities than we anticipated. We may find it more difficult in new markets to hire, motivate and retain qualified employees who share our vision, passion and culture. Hotels operated in new markets may also have lower average revenues or higher operating costs than hotels in existing markets. Revenues at hotels operated in new markets may take longer than expected to ramp up and reach expected revenues and profit levels, and may never do so, thereby affecting our overall profitability.

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

We launched our hotel brand HanTing Hotel in 2005, our economy hotel brand Hi Inn in 2008 and our midscale hotel brand JI Hotel in 2010. In 2012, we acquired the Starway Hotel brand. In addition, we launched Manxin Hotels & Resorts in October 2013, which was subsequently rebranded as Manxin Hotel, an upper midscale hotel brand; Joya Hotel, a hotel brand targeting the upscale market, in December 2013 and Elan Hotel, an economy hotel brand, in September 2014. We acquired Crystal Orange Hotel Holdings Limited, or Crystal Orange, in May 2017, which holds hotels under the brands of Crystal Orange Hotel and Orange Hotel. In August 2018, we completed the acquisition of a majority stake in Blossom Hotel Investment Management (Kunshan) Co., Ltd., or Blossom Hotel Management, which holds hotels under the brand of Blossom Hill Hotels & Resorts (currently Blossom House). We launched the Madison Hotel brand and Grand Madison Hotel brand in 2019. In 2020, Grand Madison Hotel was merged into Madison Hotel brand. In January 2020, we completed the acquisition of Deutsche Hospitality, which operates in Europe, the Middle East, Asia and Africa, with hotels under brands of Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, and Zleep Hotels. In 2020, we acquired the Ni Hao Hotel brand, and started to develop and operate hotels under this brand. In May 2021, we completed the acquisition of CitiGO, which operates hotels under the brand of CitiGO Hotel. We also launched our luxury hotel brands Steigenberger Icons and Song Hotels in 2021. In addition to the hotel brands owned by us, we entered into strategic alliance transactions with Accor S.A., or Accor. in January 2016, and are developing Accor’s certain number of hotel brands in PRC, Taiwan and Mongolia under our brand franchise agreements.

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

Our growth strategy includes expanding through manachising and franchising, by entering into franchise agreements with our franchisees. We believe that our ability to compete for franchise agreements primarily depends on our brand recognition and reputation, the results of our overall operations in general, and the success of the hotels that we currently manachise and franchise. Other competitive factors for franchise agreements include marketing support, capacity of the central reservation channel, and the ability to operate hotels cost-effectively. The terms of any new franchise agreements that we obtain also depend on the terms that our competitors offer for those agreements. In addition, if the availability of suitable locations for new properties decreases, or regulatory planning or other local regulations change, the supply of suitable properties for our manachise and franchise models could be diminished. If the hotels that we manachise or franchise perform less successfully than those of our competitors or if we are unable to offer terms as favorable as those offered by our competitors, we may not be able to compete effectively for new franchise agreements. As a result, we may not be able to achieve our planned growth and our business and results of operations may be materially and adversely affected.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, in the past years, we invested in AAPC Hotel Management Limited and China Cjia Group Limited. We completed the acquisition of Crystal Orange, Blossom Hotel Management and Deutsche Hospitality. We also jointly established Yongle Huazhu Hotel & Resort Group with a subsidiary of Sunac China Holdings Limited and Chengdu Global Times Exhibition and Travel Development Company Limited to develop and operate hotels.

The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. In addition, following completion of an acquisition or investment, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of benefits after integration and the actual cost of delivering such benefits may exceed the anticipated cost. Potential risk exposures associated with acquisition or investments, difficulties in business integration, and requirements of cost, expenses and management attention may be more severe and unpredictable if international acquisitions and investments are involved. Any difficulties encountered in the acquisition or investment and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition. In addition, if we purchase shares from the open market, we may experience volatility in our investments as the prices of such shares fluctuate frequently. For example, we incurred loss from fair value changes of equity securities associated with shares we purchased from the open market in the past. If a financial or strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.

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

Under PRC laws, lease agreements related to buildings and houses constructed on state-owned land and within urban zoning areas are required to be registered with the local housing bureau. While the majority of our standard lease agreements require the lessors to make such registrations, some of our leases have not been registered as required, which may expose both our lessors and us to potential monetary fines. Some of our rights under the unregistered leases may also be subordinated to the rights of other interested third parties. In addition, in some instances where our immediate lessors are not the ultimate owners of hotel properties, no consents or permits have been obtained from the owners, the primary lease holders or competent regulatory authorities, as applicable, for the subleases of the hotel properties to us, which could potentially impact the enforceability of our leases or lead to the renegotiation of such leases that result in terms less favorable to us or even relocation of our relevant hotels. In addition, even if such aforementioned consents or permits have been obtained, we cannot rule out any possible default by our immediate lessors (as sub-lessors) to the primary lease holders, which may lead to the termination of lease agreements between the sub-lessors and the primary lease holders. As a result, it could render the lease agreements between us and the sub-lessors unenforceable. Some of the properties we lease from third parties were also subject to mortgages at the time the leases were signed. Where consent to the lease has not been obtained from the mortgage holder in such circumstances, the lease may not be binding on the transferee of the property if the mortgage holder forecloses on the mortgage and transfers the property. Moreover, the property ownership or leasehold in connection with our manachised and franchised hotels could be subject to similar third-party challenges.

In Germany, our hotels are operated on the legal basis of lease, management or franchise agreements. Some agreements for hotels located in Germany are concluded subject to conditions precedent or require a consent by a third party, such as authorities in case of local measurement areas (for example, re-development) or ground owners in case of a hereditary building right. There are no indications that these requirements have not been fulfilled; however, if not met, failure to meet these requirements could potentially invalidate the respective agreements or lead to the renegotiation of these agreements which could result in less favorable terms. Furthermore, provisions or parts of lease, management or franchise agreements may not be effective or may lead to legal disputes. This could lead to additional cost burdens for our hotel operations. In addition, some of our leases, management or franchise agreements contain break rights and rescission rights entitling the landlords to terminate the agreements on a certain date or upon the occurrence of certain events. Previously, German law required lease agreements with a fixed lease period of more than one year to be concluded in written form, excluding an ordinary termination right prior to the lapse of the lease period. However, as of January 1, 2025, the written-form requirement for lease agreements with a fixed lease period of more than one year has been replaced by a text-form requirement. This means that such lease agreements may now be concluded in text form, which encompasses, for instance, emails or other electronic documents. For lease agreements concluded before January 1, 2025, the statutory written-form requirement remains applicable during a transition period until December 31, 2025. During this period, a written-form defect may still constitute grounds for termination in accordance with statutory provisions. However, for agreements concluded after January 1, 2025, this risk no longer applies, as the text form requirement is now sufficient. Some of our lease agreements concluded before January 1, 2025 may have a written-form defect, which effectively leads to a statutory termination right with a notice period. For leases concluded before January 1, 2025, such legal notice—in general—has to be given at the beginning of a calendar quarter with termination being effective at the end of the following calendar quarter (i.e., the notice period is between six and nine months, depending on the date of the termination notice). Similar issues, except for the written-form defect, may occur in connection with our managed and franchised hotels.

Any challenge to our legal rights to the properties used for our hotel operations, if successful, could impair the development or operations of our hotels in such properties. We are also subject to the risk of potential disputes with property owners or third parties who otherwise have rights to or interests in our hotel properties. Such disputes, whether resolved in our favor or not, may divert management’s attention, harm our reputation, or otherwise disrupt our business.

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

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have less control compared to our leased and owned hotels. As of December 31, 2024, we manachised and franchised approximately 94.3% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our presence in China and our overseas markets. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control.

Our franchisees may not successfully operate hotels in a manner consistent with our standards and requirements. Our manachised and franchised hotels are also operated under our brand names. If our brands are misused by any of our franchisees, there may be an adverse impact on our business reputation and brand image. In addition, like any operators in service-oriented industries, we are subject to customer complaints, and we may face complaints from unsatisfied customers who are unhappy with the standard of service offered by our franchisees. Any complaints, regardless of their nature and validity, may affect our reputation, thereby adversely affecting our results of operations. We may also have to incur additional costs in placating any customers or salvaging our reputation. For example, in 2024, we closed 188 manachised and franchised hotels that did not comply with our brand and operating standards.

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

Our ability to provide consistent and high-quality services and to monitor our operations on a real-time basis throughout our hotel group depends on the continued operation of our information technology systems, including our web property management, central reservation, and customer relationship management systems. Certain damage to or failure of our systems could interrupt our inventory management, affect the manner of our services in terms of efficiency, consistency and quality, and reduce our customer satisfaction.

Our technology platform plays a central role in our management of inventory, revenues, loyalty program, and franchisees. We also rely on our call center and mobile application to facilitate customer reservations. Our systems remain vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and other similar events. Our servers may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios.

Furthermore, our systems and technologies, including our website and database, could contain undetected errors or “bugs” that could adversely affect their performance, or could become outdated, and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent, prolonged or persistent system failures, our quality of services, customer satisfaction, and operational efficiency could be severely harmed, which could also adversely affect our reputation. Steps we take to increase the reliability and redundancy of our systems may be costly, which could reduce our operating margin, and there can be no assurance that any increased reliability may be achievable in practice or would justify the costs incurred.

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

The PRC regulatory and enforcement regime regarding privacy and data security is evolving and tightening:

●	The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways.
●	On November 7, 2016, the Standing Committee of the PRC National People’s Congress, or the NPC Standing Committee, issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. In addition, pursuant to the Cyber Security Law of the PRC, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China, or the CAC.
●	In June 2021, the NPC Standing Committee promulgated the Data Security Law of the PRC, which took effect in September 2021. The Data Security Law of the PRC applies to data handling activities carried out within the territory of the PRC. The Data Security Law of the PRC further provides that data processing activities carried out outside of China, which harm national security, public interest or legal interests of Chinese citizens and organizations, should be subject to legal liabilities. Pursuant to the Data Security Law of the PRC, those conducting data handling activities should, in accordance with laws and regulations, establish and perfect a data security management system across their entire workflow and adopt the corresponding technical measures and other necessary measures to ensure data security.
●	The Civil Code of the PRC (effective since January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws.
●	The Personal Information Protection Law, which took effect on November 1, 2021, outlines the main system framework and comprehensive requirements for personal information processing.
●	On July 2, 2021, the CAC announced that it had launched a cybersecurity review of DiDi Global, a company with its principal operations in China that had recently listed on the NASDAQ to prevent the risk of national data security breach and protect national security and public interest. The CAC then ordered the removal of DiDi’s app from China’s smartphone app stores. On July 5, 2021, the CAC announced the commencement of cybersecurity review of “Yunmanman,” “Huochebang” and “BOSS Zhipin” and suspended their registration of new users. Apart from that, on June 23, 2022, the CAC announced the commencement of cybersecurity review of “CNKI”, a Chinese academic resource database and knowledge service platform.

●	On July 30, 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which came into effect on September 1, 2021. Under such Regulations, critical information infrastructure refers to the important network facilities and information systems in crucial industries and fields such as public telecommunications, information services, energy, transportation, water conservancy, finance, public services, e-government and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, national economy, the people’s livelihood and public interests. According to such Regulations, a CIIO is required to perform certain obligations to protect the critical information infrastructure’s security, including but not limited to, conducting network security tests and risk assessments at least once a year. The security protection departments are responsible for organizing the identification of CIIOs in their respective industries and areas in accordance with the identification rules and shall inform the identification results to the operators of network facilities and information systems in a timely manner and in the meanwhile report such results to the public security department of the State Council. As of the date of this annual report, none of our company, or our operating subsidiaries has been identified as a CIIO by the CAC or other PRC regulatory authorities. Nevertheless, PRC regulatory authorities have wide discretion in the interpretation and enforcement of these laws. As a hotel management group operating a large hotel booking internet, we are still exposed to risks of being deemed to be a CIIO. If we are identified as a CIIO, we would be required to fulfill various obligations as required under applicable PRC laws for CIIOs, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents, and conducting regular emergency drills.
●	In December 2021, the CAC and related authorities promulgated the Cybersecurity Review Measures, or the Cybersecurity Measures, which took effect on February 15, 2022. According to the Cybersecurity Measures, a company is subject to cybersecurity review if it affects or may affect national security and falls under any of the following circumstances: (i) it is a critical information infrastructure operator who purchases network products and service, or (ii) it is a network platform operator who carries out data processing activities. In addition, any network platform operator possessing over one million users’ personal information must apply for a cybersecurity review before listing abroad. Relevant PRC regulatory authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.
●	On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a data export security assessment under certain circumstances, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing personal information of over one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC. Moreover, the Security Assessment Measures provide that for non-compliant cross-border data transfers that had been carried out before this regulation came into effect, rectification must be completed within six months from the effective date of the regulation.
●	On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, which became effective on June 1, 2023. Pursuant to such regulation, entering into a CAC-formulated standard contract with the overseas data recipient is a pre-requisite for a data processor to transfer data abroad, if such data processor meets all of the following conditions: (i) it is not a CIIO; (ii) it processes personal information of fewer than one million individuals; (iii) it has cumulatively transferred personal information of fewer than 100,000 individuals abroad since January 1 of the previous year; and (iv) it has cumulatively transferred sensitive personal information of fewer than 10,000 individuals abroad since January 1 of the previous year. Within ten (10) working days after the standard contract takes effect, the data processor should file the executed standard contract with the CAC.
●	On September 28, 2023, the CAC issued the Provisions on Regulating and Promoting Cross - Border Data Flows (Draft for Comments) for public consultation. On that basis, the CAC has then enacted the official Cross - Border Data Flows Provisions on March 22, 2024, according to which a company is exempted from applying for the data export security assessment, submitting the standard contract filing, or obtaining the compliance certification when the cumulative number of the individuals’ information that a data processor (other than CIIO) transferred abroad in a year since January 1 is smaller than 100,000 individuals and no sensitive personal information is included.

●	On September 24, 2024, the CAC formally issued the Cyber Data Security Regulations, which became effective on January 1, 2025, stipulating that where network data handlers carry out network data processing activities that affect or may affect national security, they should undergo a national security review in accordance with relevant national regulations. The Cyber Data Security Regulations optimize regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad in accordance with international treaties or agreements. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data. Further, the Cyber Data Security Regulations set forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities.
●	On March 28, 2025, the Cyberspace Administration of China promulgated the Draft Amendment to Cyber Security Law (the “CSL”) for public comments. The proposed amendments of CSL imposed more severe and comprehensive fines and other penalties for offences under CSL, among others, the persons directly in charge and other directly liable persons of a company that is in violation of the CSL and causes particularly serious consequences may be fined up to RMB 1 million.

We have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information and ensure secured storage and transmission of data and prevent unauthorized access or use of data. As of the date of this annual report, except for receiving the written decision from the CAC approving the cross-border data transfers required for overseas hotel reservation, we have not received any notice of and are not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority. However, we cannot guarantee that the regulators will recognize our measures as sufficient. As there remains significant uncertainty in the interpretation and enforcement of China’s laws and regulations in relation to data security and cross-border transfer of personal information, we cannot assure you that we will be able to comply with such regulations in all respects. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including reputational damage, legal proceedings against us, which may affect our business, financial condition and results of operations.

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

In addition, after our acquisition of Deutsche Hospitality, the European Union has become an important region for our data protection compliance. European data protection laws, in particular the Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (GDPR) (complemented by EU Member States Law on data protection such as the German Federal Data Protection Act), include strict rules on the processing of personal data, including the transfer of data from the European Union to China or other third countries. Under the GDPR, any personal data may be used only if there is a legal justification (which could be a consent or an express statutory justification set out in the GDPR or other applicable EU or national laws), and the principles relating to processing of personal data (see Art. 5 GDPR) must be fulfilled. Deutsche Hospitality has taken various technical and organizational measures, which are regularly reviewed and updated, to stay compliant, including appointment of a data protection officer and a special data protection working group, regulation of data processes, risk management assessment, preparation of relevant documentation and training. We also put high emphasis on proper dealing with data subject rights requests, i.e., the requests of customers, employees and other natural persons regarding our use of their data. We, including Deutsche Hospitality, take GDPR requirements and, in particular, data subject rights requests very seriously. However, we cannot guarantee that we are fully compliant in this complex area where many items are still unclear. This includes, in particular, international data transfers which are a complex topic in general. Theoretically, fines for a violation of the GDPR can amount up to 4% of the global turnover of the whole group.

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

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. As of December 31, 2024, we registered 3,205 trademarks within and outside China. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brands, trade names, trademarks, and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and other jurisdictions is evolving and could involve substantial risks to us. In particular, the laws and enforcement procedures in the PRC are uncertain and do not protect intellectual property rights to the same extent as do the laws and enforcement procedures in the United States and other developed countries. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

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

In Germany, our business is subject to various labor-related statutory regulations. For example, there are restrictions regarding the assignment and use of temporary agency workers under the German Temporary Agency Work Act (Arbeitnehmerüberlassungsgesetz). The interpretation of the amended regulations is still evolving. It is possible that we may be responsible for non-compliant assignments of temporary-agency workers, even if the root cause of the non-compliance lies with the temporary-work agency engaged by us. We could therefore be subject to related fines or temporary-agency workers could be deemed to be our employees by fiction. If we are subject to severe fines or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

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

Our business is subject to various compliance and operational requirements under PRC laws. For example, we are required to complete the filing and submit annual reports with the MOFCOM, to engage in the hotel franchising business. In addition, each of our hotels in China is required to obtain a special industry license from the local public security authority and complete fire prevention safety inspection/commitment with the local fire and rescue department, to have hotel operations included in the business scope of its business license, to obtain hygiene permits, and to comply with license requirements and laws and regulations with respect to construction permit, zoning, fire prevention, public area hygiene, food safety, public safety, and environmental protection. We are also subject to anti-monopoly, advertising, and other laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Hotel Operation.” If we fail to comply with any applicable franchise, hotel industry, construction, hygiene, health and safety environmental, anti-monopoly, and advertising laws and regulations related to our business, we may be subject to potentially significant monetary damages and fines or the suspension of our operations or development activities. Furthermore, new regulations could also require us to retrofit or modify our hotels or incur other significant expenses.

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

In particular, the implementation of our strategy of investing in a competing business could be adversely affected by uncertainties in the implementation and enforcement of the amended PRC Anti-Monopoly Law, which came into effect on August 1, 2022. Under the Anti-Monopoly Law, any mergers, acquisitions, establishment of joint ventures, or other transactions resulting in change of control may be deemed as “concentrations of undertakings” in China and the relevant undertaking(s) must notify the State Administration for Market Regulation, or the SAMR, with the transaction before implementing the transaction if certain turnover thresholds are met. The SAMR will consider numerous factors in determining “control” based. In practice, any newly established joint venture under the joint control of at least two undertakings also constitutes a concentration of undertakings. Because of the uncertainties in interpretation, implementation, and enforcement of the Anti-Monopoly Law, we cannot assure you that the SAMR will not regard our past or future acquisitions or investments, to have met the filing thresholds, or investigate or demand a filing for merger control review, or otherwise take enforcement actions. The amended Anti-Monopoly Law has significantly increased the penalties for failing to notify with SAMR. On March 24, 2023, the SAMR issued four implementing rules of the Anti-Monopoly Law, including the Provisions on the Review of Concentration of Undertakings, which came into effect on April 15, 2023. The new implementing rules strengthen the enforcement of merger control reviews but still remain silent on the specific factors to be considered in determination of “control”, which gives the SAMR great discretion and may result in investigations into our acquisition or investment transactions conducted in the past and make our acquisition transactions in the future more difficult. Our strategic investments, including our past and future transactions, may be subject to SAMR’s scrutiny from the anti-monopoly perspective from time to time. There can be no assurance as to whether the SAMR will impose any administrative penalties or other restrictive measures on us or any relevant parties for our strategic investments. If we are deemed to have carried out a concentration of undertakings in violation of the Anti-Monopoly Law, in each incident, we could be subject to a fine of up to RMB5,000,000 where such concentration does not have the effect of excluding or restricting competition, or penalties of being ordered to cease the concentration and unwind the transaction and being imposed with other restrictive measures to restore the pre-concentration market status, or be subject to a fine of up to 10% of our sales revenue from the previous year where such concentration has had or may have the effect of excluding or restricting competition. Our businesses in Europe and other jurisdictions are also subject to local anti-monopoly requirements and the business activities have to comply with various compliance and operational requirements, including inter alia, regulations for customer and data protection, as well as regulations with respect to health, safety and fire protection and hygiene requirements. Compliance with these regulations and adaptions to new regulations could potentially increase the cost of operating our business and lead to additional expenses.

We could suffer impairment losses for our intangible assets.

We had net intangible assets of RMB5,280 million and RMB4,776 million (US$654 million) as of December 31, 2023 and 2024, respectively. Our intangible assets consist primarily of brand names, master brand agreements, franchise or manachise agreements, and our purchased software.

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

We recorded impairment loss of RMB166 million and RMB391 million (US$54 million) for the years ended December 31,2023 and 2024, respectively. The extent, magnitude and duration of multiple factors, such as market conditions, changes in business factors, and adjustments to our strategies, may change the assumptions and estimates used in the indefinite life intangible assets valuation, which could result in future impairment charges. There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge will have the effect of decreasing our earnings, assets, and shareholders’ equity.

We may suffer impairment losses for our goodwill.

We have acquired businesses from time to time, which have resulted in the recognition of goodwill on our financial statements. We had goodwill of RMB5,318 million and RMB5,221 million and (US$715 million) as of December 31, 2023 and 2024, respectively. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Factors that could lead to impairment of goodwill include significant adverse changes in the business climate, unanticipated changes in the competitive environment, adverse legal or regulatory actions or developments, changes in clients’ perception and the reputation of our brands, changes in interest rates, our strategic realignment, unfavorable changes in our stock price and market capitalization, and deterioration in our financial condition.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, adverse weather conditions, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels.

Our business could be materially and adversely affected by the outbreak of swine influenza, avian influenza, severe acute respiratory syndrome, COVID-19, or other epidemics. For example, in recent years, there have been reports on the occurrences of avian influenza in various parts of China, Europe, and other countries and regions that we operate, including hundreds of confirmed human deaths. In addition, the COVID-19 pandemic had caused material disruptions to our business operations in China and Europe since early 2020 till early 2023. Though we have witnessed strong recovery in our operations in both China and Europe since 2023, the ultimate effects of the COVID-19 due to its unprecedented nature remains uncertain and unpredictable. Even if the pandemic diminishes, its global economic repercussions, including any resulting recession, could continue to adversely affect our business. Therefore, the impact of the COVID-19 pandemic or any similar health epidemic on our business is uncertain and could be substantial. Losses caused by epidemics, adverse weather conditions, natural disasters and other catastrophes, including earthquakes or typhoons, are either uninsurable or too expensive to justify insuring against in China, Europe, and other countries and regions that we operate. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenues from the hotel. In that event, we might nevertheless remain obligated for any financial commitments related to the hotel.

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

Our limited insurance coverage may expose us to losses, which may have a material adverse effect on our reputation, business, financial condition, and results of operations.

We carry all mandatory and certain optional commercial insurance, including property, business interruption, third-party liability, public liability and employer’s liability insurance for our leased and owned hotel operations. We also require our lessors, franchisees and contractors to purchase customary insurance policies. Although we require our franchisees to obtain the requisite insurance coverage through our franchisees management, we cannot guarantee that our franchisees will adhere to such requirements. In particular, there are inherent risks of accidents or injuries in hotels. One or more accidents or injuries at any of our hotels could adversely affect our safety reputation among customers and potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. In the future, we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels. We may also encounter disputes with insurance providers regarding payments of claims that we believe are covered under our policies. Furthermore, if we are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our reputation, business, financial condition and results of operations may be materially and adversely affected.

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

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Our independent registered public accounting firm has issued an attestation report as of December 31, 2024. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading prices of our ADSs and/or ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, leased properties, share transfer, employment, non-competition fiduciary duties, personal injury, death, property damage, or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. For example, as of December 31, 2024, we had some pending legal, administrative and arbitration proceedings, including lease contract disputes, franchise agreement disputes and labor disputes. Moreover, in the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third- party patents or other third-party intellectual property rights.

We generally are not liable for the willful actions of our franchisees and property owners; however, there is no assurance that we would be insulated from liability in all cases.

Risks Related to Doing Business in China

We are subject to many of the economic and political risks associated with emerging markets due to our operations in China.

With global presence, including but not limited to Europe, the Middle East and the Southeast Asia, we conduct a substantial portion of our business and operations in China. As the lodging industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. The PRC regulatory authorities have implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our results of operations and financial condition may be adversely affected by regulatory control over capital investments or changes in environmental, health, labor, or tax regulations that are applicable to us.

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

Any adverse changes in economic conditions in China, or in the laws and regulations and the policies in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition, and results of operations.

Inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations.

The Chinese economy has experienced rapid expansion together with rising rates of inflation and increasing salaries. Salary increases could potentially increase discretionary spending on travel, but general inflation may also erode disposable incomes and consumer spending. Furthermore, certain components of our operating costs, including personnel, food, laundry, consumables, property development and renovation costs, may increase as a result of an increase in the cost of materials and labor resulting from general inflation. However, we cannot guarantee that we can pass increased costs to customers through room rate increases. This could adversely impact our business, financial condition and results of operations.

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

China is undergoing a rapid urbanization process, and zoning requirements and other regulatory mandates with respect to urban planning of a particular area may change from time to time. When there is a change in zoning requirements or other regulatory mandates with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. Our franchise agreements typically provide that if the manachised or franchised hotels are demolished, the franchise agreements will terminate. Any such demolition and relocation could cause us to lose primary locations for our hotels and we may not be able to achieve comparable operation results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant regulatory authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition could be adversely affected.

Regulatory control of currency conversion may limit our ability to pay dividends in foreign currencies to our shareholders and therefore adversely affect the value of your investment.

The PRC regulators impose controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. For example, Our PRC subsidiaries must present certain documents to SAFE, its authorized branch, or the designated foreign exchange bank, before they can obtain and remit foreign currencies out of the PRC, including evidence that the relevant PRC taxes have been paid. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange” for discussions of the principal regulations and rules governing foreign currency exchange in China. We receive a substantial portion of our revenues in RMB. For most capital account items, approval from appropriate regulatory authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC regulators may also at its discretion restrict access in the future to foreign currencies for current account transactions. If our PRC subsidiaries, for any reason, fail to satisfy any of the PRC legal requirements for remitting foreign currency, or if the foreign exchange control system otherwise prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs and ordinary shares, which would adversely affect the value of your investment.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC laws and regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain percentage of its after-tax earnings each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2024, a total of RMB1,455 million (US$199 million) was not distributable in the form of dividends to us due to these PRC regulations. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the PRC subsidiaries’ share capital of RMB2,726 million (US$373 million) as of December 31, 2024 is considered restricted. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

Furthermore, any offshore funds that we use to finance our PRC entities, including the net proceeds from the offering of the ADSs, ordinary shares or other securities, are subject to the foreign investment regulations and foreign exchange regulations in the PRC. We may make loans to our PRC entities, but they are subject to such PRC entities’ sufficient foreign debt quota and foreign exchange loan registration with SAFE. For example, loans by us to our PRC entities (as foreign-invested enterprises) in China to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, the cross-border financing leverage ratio and the macro prudential coefficient (“Macro-prudential Management Mode”) under relevant PRC laws. Pursuant to the Notice on Expanding the Pilot Program for High-Level Opening Up of Cross-Border Trade and Investment issued by SAFE on December 4, 2023, enterprises located in Shanghai, Jiangsu, Guangdong, Beijing, Zhejiang, Hainan, Shenzhen, and Ningbo are permitted to complete registration procedures directly through designated banks. For loans obtained by entities outside these pilot regions, registration with SAFE remains mandatory in accordance with applicable foreign exchange regulations. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021 and the Notice on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing issued on January 11, 2017 and Notice on Adjusting the Macro-prudential Adjustment Parameter for Cross-border Financing issued by the People’s Bank of China and SAFE on January 13, 2025, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to 3.5 times of their respective net assets.

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

On March 16, 2007, the PRC National People’s Congress passed the Enterprise Income Tax Law, and the PRC State Council subsequently issued the Implementation Regulations of the Enterprise Income Tax Law (the “Implementation Regulations”). The Enterprise Income Tax Law (last amended on December 29, 2018) and its Implementation Regulations (last amended on December 6, 2024), collectively the “EIT Law”, provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered resident enterprises and are therefore subject to PRC enterprise income tax at a uniform rate of 25% with respect to their income sourced from both within and outside of China. The Implementation Regulations define the term “de facto management body” as a management body that exercises substantial and overall control and management over the production and operations, personnel, accounting and properties of an enterprise.

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

The United States adopted the HFCA Act on December 18, 2020, which was amended by the Consolidated Appropriations Act, 2023 in December 2022. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years (beginning with those we filed in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including NASDAQ, or in the over-the-counter trading market in the U.S. Pursuant to amendments made to the HFCA Act in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. The process for implementing trading prohibitions pursuant to the HFCA Act will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government. The first such list was announced by the PCAOB on December 16, 2021, and our auditor was included on that list.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking a first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result of this announcement, we were not for the fiscal year of 2022 or 2023, and do not expect to be for the fiscal year of 2024, a Commission-Identified Issuer in respect of our annual report on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese regulators that could affect our listing status in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

The current industry entry clearance requirements governing foreign investment activities in the PRC are set out in two categories, namely the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the NDRC and the MOFCOM, which became effective on January 1, 2023 (the “Encouraged List”), and the Negative List (2024 Edition). Industries listed in the Encouraged List are generally deemed “encouraged” for foreign investments, and industries not listed in either of these two lists are generally deemed “permitted” for foreign investments unless specifically prohibited or restricted by other PRC laws. According to the Negative List (2024 Edition), a foreign stake in a value-added telecommunications service may not exceed 50% (except for e-commerce, domestic conferencing, store-and-forward, and call center services). Pursuant to the Regulations on Travel Agencies (2020 Revision), which was promulgated by the State Council and became effective on November 29, 2020, generally, no foreign-invested travel agency may operate a business providing travel services to Chinese mainland residents’ traveling to other countries or to the Hong Kong or Macao Special Administrative Region, or Taiwan.

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

H World Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by our subsidiaries, a majority of which are based in China and Europe, and through contractual arrangements with the Consolidated Affiliated Entities. The Consolidated Affiliated Entities include (i) Tianjin Jizhu, (ii) Shanghai Huanmei and Huanmei Travel, and (iii) Ningbo Futing. Mr. Pengfei Jiang, who is the director/supervisor of certain of our subsidiaries, holds 100% of equity interest in Tianjin Jizhu. Mr. Pengfei Jiang and Mr. Andong Chen, our employee, hold 90% and 10% of equity interest in Shanghai Huanmei, respectively. Mr. Dongfu Shi is the director of and holds 100% of equity interest in Ningbo Futing.

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

The market price for our ADSs has been volatile and ranged from a low of US$27.56 to a high of US$42.04 on the NASDAQ Global Select Market in 2024. Likewise, the high and low prices of our ordinary shares on the Hong Kong Stock Exchange in 2024 were HK$33.3 and HK$21.0, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or ordinary shares. Some of these companies have experienced significant volatility. The trading performance of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the United States and consequently may impact the trading performance of our ADSs and/or ordinary shares. The market price is subject to wide fluctuations in response to various factors, including the following:

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

An active trading market for our ordinary shares on the Hong Kong Stock Exchange might not be sustained, and trading prices of our ordinary shares might fluctuate significantly.

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

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market and significant volatility of the prices of ordinary shares and/or ADSs of the targeted company. We received two short seller reports in September 2020. After receiving those reports, we immediately formed a special investigation committee, hired attorneys and conducted an internal investigation regarding the allegations in the relevant reports. Though we concluded that those unfavorable allegations in the short sellers’ reports were untrue and without merit, the short seller reports, the volatility in the prices of our ADSs and ordinary shares, as well as our responses to regulatory inquiries and relevant institutions, had diverted and could continue to divert our management’s attention. Furthermore, we have spent and could continue to spend a significant amount of resources investigating such allegations, responding to relevant regulatory inquiries and defending ourselves against any potential class action lawsuits. In the event we receive additional short seller reports in the future, our management’s attention could be diverted, which could adversely affect our business operations and administration. We may need to spend a significant amount of time and resources responding to the short selling firms and regulatory inquiries and preparing for or defending against potential class action lawsuits or derivative actions initiated by our investors and shareholders. Additionally, we may also be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable laws of the relevant jurisdictions or issues of commercial confidentiality.

We may need additional capital, and the sale of additional ADSs, ordinary shares or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations, and funds available from borrowings under our bank facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2025) will be sufficient to meet our anticipated working capital cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions, strategic acquisitions or other future developments, including expansion through leased and owned hotels and any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could dilute the interests of our shareholders and ADS holders and adversely impact the market prices of our ADSs and/or ordinary shares. Our incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Due to the global outbreak of COVID-19, our business was significantly impacted and we recorded net loss attributable to H World Group Limited of RMB1,821 million in 2022. We have witnessed recovery since 2023. Our operating income and net income attributable to H World Group Limited in 2023 totaled RMB4,714 million and RMB4,085 million (US$575 million), respectively. Our operating income and net income attributable to H World Group Limited in 2024 totaled RMB5,200 million and RMB3,048 million (US$418 million), respectively. As of December 31, 2024, our current liabilities exceeded our current assets by US$15 million. Our ability to continue to meet our working capital demands depends on our ability to generate cash flows from operations and to arrange adequate financing arrangements. For more information, please see “Item 5. Operating and financial review and prospects—5.B. Liquidity and Capital Resources.” If we are unable to continue funding our business operations or achieve or maintain profitability, the market price of our ADSs may significantly decrease.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the prices of our ADSs and/or ordinary shares.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs and/or ordinary shares could fall. For example, as of December 31, 2024, we had approximately 127.5 million non-vested restricted stocks and 28.0 million share options outstanding. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. Ordinary shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs and/or ordinary shares could be adversely affected.

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

As of March 31, 2025, our founder, Mr. Qi Ji, who is also our chairman of the board and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially owned approximately 32.2% of our outstanding ordinary shares on an as-converted basis. The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company or of our assets and might reduce the price of our ADSs and/or ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs and/or ordinary shares.

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

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for 2024. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC in 2025. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make annual separate determinations each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you of our PFIC status for 2025 or for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined herein) held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consideration.”

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
We completed the put right offer relating to the 2022 Notes.

2021	We completed the acquisition of CitiGO in May 2021, which operates hotels under the brand of CitiGO Hotel.

2022	We changed our name to H World Group Limited, or H World.
We fully redeemed our convertible senior notes due 2022 on the maturity date of November 1, 2022.

Year	Milestone
2023

We issued a total of 7,118,500 ADSs (including 928,500 additional ADSs pursuant to the exercise of a 30-day option), each representing ten ordinary shares of H World Group Limited, at a price of US$42.0 per ADS, in January 2023.

2024	We achieved the milestone of opening 10,000 hotels.

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

4.B. Business Overview

We are a leading, fast-growing multi-brand hotel group in China with international operations. Our hotels are operated under three different models: leased and owned, franchised, and franchised hotels that we operate under management contracts, which we refer to as “manachised.” We expanded our hotel network from 8,543 hotels as of December 31, 2022 to 11,147 hotels as of December 31, 2024, representing a CAGR of 14.2%. As of December 31, 2024, we had 11,147 hotels in operation, including 633 leased and owned hotels and 10,514 manachised and franchised hotels, with an aggregate of 1,088,218 hotel rooms. As of the same date, we were developing an additional 3,013 hotels, including 17 leased and owned hotels and 2,996 manachised and franchised hotels.

Brands are the bedrock of our success. Over a decade, we grew from an economy hotel chain to a multi-brand hotel group covering the full spectrum of market segments. Leveraging our consumer insights and our capability to deliver innovative and trend-setting products, we now operate a portfolio of over 20 distinct hotel brands.

We have developed a vast base of loyal and engaged customers under our H Rewards loyalty program. H Rewards covers all of our brands and had more than 266 million members as of December 31, 2024. We engage with program members through multiple online and offline touch points to personalize their lodging experiences and foster strong and long-lasting relationships that inspire loyalty to our brands. H Rewards is a powerful distribution platform, enabling us to conduct lower-cost, targeted marketing campaigns and maintain a high percentage of direct sales to customers. In 2024, approximately 70% of our room nights under legacy Huazhu were sold to customers who were individual or corporate H Rewards members. In the same year, approximately 75% of our room nights under legacy Huazhu were sold through our own sales channels.

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

Leveraging our strong brand recognition, massive member traffic, and robust technology infrastructure, we have pioneered a business operating system designed to enhance hotel operations across all fronts. Our business operating system is the result of our years of industry know-how, and it includes innovative ideas that are first tested and refined by our leased and owned business. Subsequently, these ideas can be “plugged-and-played” by our franchisees with confidence, thus allowing us to effectively expand our hotel network in an asset-light manner. We added a net 2,604 hotels from December 31, 2022 to December 31, 2024, 2,675 of which were manachised and franchised hotels. Apart from receiving franchise fees for these hotels, we also share our technology infrastructure and our vast customers base with our franchisees. We believe that our distinct approach to hospitality has helped us establish a highly differentiated business model that balances scale, quality and returns.

We recorded outstanding financial performance in the past, although our financial performance was adversely affected by COVID-19 in 2022 and was also affected by exchange loss as a result of the Euro’s depreciation in 2022. We witnessed strong recovery since 2023. Our total revenue was RMB13,862 million, RMB21,882 million and RMB23,891 million (US$3,274 million) in 2022, 2023 and 2024, respectively. We had net loss attributable to H World Group Limited of RMB1,821 million in 2022, and net income attributable to H World Group Limited of RMB4,085 million and RMB3,048 million in 2023 and 2024, respectively. Our adjusted EBITDA (non-GAAP) amounted to RMB1,178 million, RMB6,268 million and RMB6,820 million (US$935 million) in 2022, 2023 and 2024, respectively. Our net cash provided by operating activities amounted to RMB1,564 million, RMB7,674 million and RMB7,518 million (US$1,030 million) in these respective periods.

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

Our Brands and Products

As of the date of this annual report, we have hotels in operation or under development under the following brands, which are designed to target distinct segments of customers:

●	Economy hotel brands: HanTing Hotel, Ni Hao Hotel, Hi Inn, Elan Hotel, Zleep Hotels, and Ibis Hotel;
●	Midscale hotel brands: JI Hotel, Orange Hotel, Starway Hotel, and Ibis Styles Hotel;
●	Upper midscale hotel brands: Crystal Orange Hotel, IntercityHotel, Manxin Hotel, Mercure Hotel, Madison Hotel, Novotel Hotel, CitiGO Hotel, and MAXX;
●	Upscale hotel brands: Joya Hotel, Blossom House, Steigenberger Hotels & Resorts, Jaz in the City, and Grand Mercure Hotel; and
●	Luxury hotel brand: Steigenberger Icons and Song Hotels.

We have entered into brand franchise agreements with Accor and enjoy exclusive franchise rights in respect of Mercure Hotel, Ibis Hotel, and Ibis Styles Hotel in the PRC, Taiwan, and Mongolia and non-exclusive franchise rights in respect of Grand Mercure Hotel and Novotel Hotel in the PRC, Taiwan, and Mongolia. Through our acquisition of Deutsche Hospitality, we have obtained exclusive rights to construct, operate, manage, franchise, and license hotels under the Jaz in the City brand in China, Southeast Asia, Japan, South Korea, and Europe subject to certain exceptions, and non-exclusive rights to operate, manage, franchise, and license certain number of hotels under the Jaz in the City brand in certain other countries and regions, such as Tunisia, Cape Verde, the United Arab Emirates (the “UAE”), and Egypt.

As of December 31, 2024, we also operated eleven other hotels, including other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

We believe that our multi-brand strategy provides us with a competitive advantage to open more hotels in attractive markets, capture a wider range of customers with evolving lodging preferences and needs thereby achieving greater economies of scale through shared platforms.

Economy Hotel Brands

HanTing Hotel

Launched in 2005, HanTing Hotel is our starting brand and our economy hotel product with a brand mission of being “Accessible to All, Loved by All” and a vision to become the most beloved hotel brand for the general public nationwide. HanTing Hotels also include hotels we previously marketed under the name of Hanting Premium Hotels. HanTing Hotel has witnessed the evolution of accommodation for Chinese people, consistently committed to providing customers with a familiar, reliable and affordable travel experience. With its provision of efficient self-service and friendly, timely support, HanTing Hotel has enhanced people’s sense of happiness associated with hotel stay, becoming the “close neighbor” of 1.4 billion Chinese people. As of December 31, 2024, we had 4,139 HanTing Hotels in operation and an additional 711 HanTing Hotels under development.

Ni Hao Hotel

Ni Hao Hotel is our economy hotel product targeting young customers. The brand new Ni Hao Hotel 2.0 integrates contemporary aesthetics with traditional Chinese colors and symbols, creating a joyful and prosper atmosphere and offering traveler with various aesthetic choices. As of December 31, 2024, we had 415 Ni Hao Hotels in operation and 136 Ni Hao Hotels under development.

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inn is our high value-for-money budget hotel product committed to support self-help service. With the tenet of “sleep better, spend less,” Hi Inn offers travelers with international standard accommodation experience with exceptional value for money through its provision of tidy hotel rooms and convenient and efficient self-service options. Consistently being customer-oriented and focusing on customers’ core lodging needs—quality sleep and refreshing showers—Hi Inn provides travelers with carefully-designed, high-quality sleep and bathing products and guest amenities in the hotel room, as well as convenient self-service facilities in the lobby, including washers and dryers, grab and go breakfast, luggage storage, power banks, and water dispenser. To enhance operating efficiency and promote green concept of sustainability, Hi Inn has innovatively established a three-pillar digitalized operating system that integrates self-service, digital front desk and staff mobility. In addition, Hi Inn pioneers flexible business models such as green stay and timeshare, aiming to establish benchmark for economy hotels. As of December 31, 2024, we had 546 Hi Inns in operation and an additional 294 Hi Inns under development.

Elan Hotel

In September 2014, we launched Elan Hotel. Elan Hotel is our economy hotel product committed to improving the operating efficiency of individual micro, small- and medium-sized economy hotels. As of December 31, 2024, we had 162 Elan Hotels in operation.

Ibis Hotel

Ibis Hotel is the world’s leading economy hotel brand originated from France. Ibis Hotel breaks through the conventional monotonous atmosphere of economy hotels and creates a space without boundaries. Featuring it with front desk that also serves as bar, restaurant that turns into livehouse at night, and vibrant music setting the ambiance at any time, we intend to transform economy hotel into a lively environment open for everyone. As of December 31, 2024, we had 223 Ibis Hotels in operation and an additional 17 Ibis Hotels under development.

Zleep Hotels

Zleep Hotels, our economy hotel brand, is a well-known and successful hotel brand in Scandinavia and other parts of Europe offering service and design at a great rate. As of December 31, 2024, we had four Zleep Hotels in operation and an additional nine Zleep Hotels under development.

Midscale Hotel Brands

JI Hotel

JI Hotel is a midscale brand that we launched in 2010. Over the past 15 years, JI Hotel adheres to its original aspiration to “design for Chinese, offer experience to all.” Drawing from oriental wisdom, humanity and culture, it offers quality lodging experience with friendly services, dedicating to providing travelers with accommodations that resonate with the aesthetics and lifestyle of Chinese people and sharing the unique Chinese lodging culture with guests from all over the world. As of December 31, 2024, we had 2,867 JI Hotels in operation and an additional 814 JI Hotels under development.

Orange Hotel

Orange Hotel, previously marketed under two brand names: Orange Hotel and Orange Select Hotel, is our midscale hotel brand. Drawing inspiration from Orange County in California and having “bright sunny days” as its brand concept, Orange Hotel creates a bright and memorable journey for travelers by creating sunny living spaces, offering vibrant and efficient services, and promoting a healthy lifestyle. As of December 31, 2024, we had 851 Orange Hotels in operation and an additional 255 Orange Hotels under development.

Starway Hotel

Starway Hotel is our select midscale hotel brand. It offers a diverse range of products and quality lodging experiences, meanwhile merging the local characters and creates unique memories for the travelers. Through its thoughtful sleeping system, distinctive breakfast represented by Starway Hotel’s signature noodle, convenient smart facilities, laundry services and other ancillary services, Starway Hotel caters to customers’ diverse travel needs and conveys the unique charm of each city. Starway Hotel is committed to accompanying travelers along the way, helping them discover unexpected delights, and light up their journeys. As of December 31, 2024, we had 724 Starway Hotels in operation and an additional 127 Starway Hotels under development.

Ibis Styles Hotel

Ibis Styles Hotel is a midscale brand that offers comfortable and designer hotels. Ibis Styles Hotel advocates one-hotel-one-design, with each hotel choosing a different story theme to create creative spaces through a fun and premium design approach that is eye-catching. The different style collections of Ibis Styles Hotel can cater to the accommodation needs of different people, covering not only business and vacation, but also attracting the innovative Z-Generations. As of December 31, 2024, we had 105 Ibis Styles Hotels in operation and an additional eight Ibis Styles Hotels under development.

Upper Midscale Hotel Brands

Crystal Orange Hotel

Crystal Orange Hotel is our upper midscale hotel brand featuring boutique design hotels. Crystal Orange Hotel has launched a new version, targeting the upper midscale segment market and empowering customers with a five-star quality experience at a four-star price. The “New Crystal” returns to the essence and purity, using walnut, antique copper and glass elements to create a more textured and premium space atmosphere. As our representative hotel brand with premium services, Crystal Orange Hotel stands as the “pinnacle of aesthetics.” Its modern urban designs reflect the vibrant essence of contemporary life and offer a sense of sophistication that contemporary middle-class travelers would enjoy. It has won multiple international design awards from Switzerland, the United States, Japan, and other countries. As of December 31, 2024, we had 245 Crystal Orange Hotels in operation and an additional 159 Crystal Orange Hotels under development.

IntercityHotel

IntercityHotel is our upper midscale urban hotel brand targeting business travelers. The hotels boast prime locations and utilize cutting-edge smart designs featuring high-quality amenities. Whether travel for business or leisure, IntercityHotel is the perfect starting point for the guests at any city they visit. As of December 31, 2024, we had 99 IntercityHotels in operation and an additional 113 IntercityHotels under development.

Manxin Hotel

Manxin Hotel was launched as an upper midscale brand of resorts in October 2013, and was previously branded as Manxin Hotel & Resorts. Manxin Hotel incorporates localized features into the design and experience, and is a must-stay lifestyle hotel for urban exploration, with both business and travel features. Currently there are two product lines under Manxin Hotel, namely Manxin Hotel and Manxin Mansion. As of December 31, 2024, we had 166 Manxin Hotels in operation and an additional 64 Manxin Hotels under development.

Mercure Hotel

Mercure Hotel is an upper midscale hotel brand that focuses on local characteristics and adheres to consistent quality standards and vibrant hotel management philosophy. Whether located in the center of a city or in the countryside, Mercure Hotel offers authentic travel experience for business and leisure travelers. Mercure Hotel integrates the powerful international hotel network, professional and experienced hotel staff and digital technologies in its operations. Mercure Hotel also brings elegant lifestyle that infused with French romance, creating a diverse and colorful living space for its guests. As of December 31, 2024, we had 199 Mercure Hotels in operation and an additional 55 Mercure Hotels under development.

Madison Hotel

We launched our new upper midscale hotel brands Madison Hotel and Grand Madison Hotel in 2019, which are committed to offering guests a classic lodging experience. In 2020, we merged the Grand Madison Hotel brand into the Madison Hotel brand. Madison Hotel integrates local characteristics to create a warm and vibrant travel experience for the guests. As of December 31, 2024, we had 149 Madison Hotels in operation, and an additional 105 Madison Hotels under development.

Novotel Hotel

Novotel is an upper midscale brand that provides a multi-service offering for both business and leisure guests, with spacious, modular rooms, 24/7 catering offers with balanced meals, meeting rooms, attentive and proactive staff, kid areas, multi-purpose lobbies and fitness centers. As of December 31, 2024, we had 31 Novotel Hotels in operation and an additional 19 Novotel Hotels under development.

CitiGO Hotel

CitiGO Hotel is a lifestyle brand that mainly targets young people. Crafted by internationally prestigious designers, CitiGO blends travel, sports and urban culture together to provide guests with unique lodging experience. CitiGO introduces a new concept space that combines elements of hotel, apartment and community, aiming to provide travelers with distinctive travel experience. With a focus on engaging different demographics, CitiGO emphasizes stylish and trendy designs along with rich and vibrant communal entertainment areas, breaking traditional perceptions of hotels. The hotel restaurant provides extra-long breakfast from 7:00 am to 12:00 pm, fresh coffee, craft beer and free late-night snack. CitiGO is passionate about cross-industry collaborations, embedding a youthful and playful attitude into its brand DNA, leading new travel trends for urban youth seeking quality life. As of December 31, 2024, we had 34 CitiGO Hotels in operation, and an additional four CitiGO Hotels under development.

MAXX

MAXX is our upper midscale hotel brand originated from Germany. MAXX inherits European elegance and style, redefining new luxury lifestyle through an international perspective and insights into the local market, serving as an urban oasis that captures every extraordinary moment, and integrates insights into the local market. As of December 31, 2024, we had 12 MAXX hotels in operation and seven MAXX hotels under development.

Upscale Hotel Brands

Joya Hotel

In December 2013, we launched our upscale brand Joya Hotel. These hotels are typically located in areas close to major business and commercial districts in first- and second-tier cities. With the new Chinese-style design and diversified service features, Joya Hotel creates a hotel space more in line with the Chinese culture and lifestyle. As of December 31, 2024, we had seven Joya Hotels in operation and one additional Joya Hotels under development.

Blossom House

Blossom House, launched in Lijiang, China in 2009, previously branded Blossom Hill Hotels & Resorts, is our upscale resort brand targeting affluent travelers. With the unique brand connotation of Chinese culture and regional culture and creativity, Blossom House hotels have created two resort types: Blossom House, the full-service resorts, each of which is irreplaceable and one-of-a-kind, and Blossom Collection, the selective personalized-themed resorts, which provide diverse and vibrant themed resort experience through a combination of innovative, multidimensional design of hotel products and site-specific attributes, natural scenery, regional culture, and themed settings of areas where the hotels are located. As of December 31, 2024, we have 75 Blossom House hotels in operation and an additional 91 Blossom House hotels under development.

Steigenberger Hotels & Resorts

Steigenberger Hotels & Resorts is our upscale brand originated in Germany. With high-quality facilities and services and unique entertainment resources, Steigenberger Hotels & Resorts provides guests with a super high-end experience of high-quality conference services, high-quality leisure and quality meals to meet the diverse needs of guests’ various activities. As of December 31, 2024, we had 55 Steigenberger Hotels & Resorts in operation and an additional 13 Steigenberger Hotels & Resorts under development.

Jaz in the City

Jaz in the City is our upscale lifestyle brand. Jaz in the City branded hotels reflect metropolitan lifestyle and draw upon the local music and cultural scene. As of December 31, 2024, we have three Jaz in the City hotels in operation and one Jaz in the City hotel under development.

Grand Mercure Hotel

Grand Mercure Hotel offers guests an imaginative, discovery-filled hotel experience, a fresh and engaging stay that attracts visitors from around the world. Deeply rooted in its destinations, Grand Mercure Hotel offers an elegant and immersive cultural experience through warm, attentive staff who tell vivid stories and take guests on a journey through the traditions of fine dining and high-end hospitality. As of December 31, 2024, we had nine Grand Mercure Hotels in operation.

Luxury Hotel Brand

Steigenberger Icons

Steigenberger Icons is our first brand under luxury level, a prestigious level we granted only to our most legendary Steigenberger hotels. It offers customers with legendary living experience through its provision of German-style butler services. As of December 31, 2024, we had nine Steigenberger Icons Hotels in operation and three Steigenberger Icons Hotel under development.

Song Hotels

Song Hotels is our luxury hotel brand designed for high-end vacation experience. It creates luxurious and leisure stay experience for the guests through its portrait of contemporary Chinese lifestyle of pursuing perfection and its innovation of delicate aesthetics rooted in Song dynasty. As of December 31, 2024, we had seven Song Hotels in operation and an additional two Song Hotels under development.

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

Our hotel network has grown rapidly. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Leased and owned hotels	611	616	624	671	699	688	753	738	704	691	633
Manachised hotels	1,376	2,067	2,471	2,874	3,309	4,519	5,746	6,824	7,617	8,526	10,380
Franchised hotels	8	80	174	201	222	411	290	268	222	177	134
Total	1,995	2,763	3,269	3,746	4,230	5,618	6,789	7,830	8,543	9,394	11,147

As of December 31, 2024, our hotel network covered 11,147 hotels spanning 1,115 cities in 31 provinces and municipalities across the greater China region and 18 other countries, and we also had a pipeline of hotels in these countries and regions. As of December 31, 2024, we had an additional 3,013 leased and owned as well as manachised and franchised hotels under development.

The following table sets forth a summary of all of our hotels by geographic region as of December 31, 2024.

				Leased and	Manachised
	Leased and			Owned Hotels	and Franchised
	Owned	Manachised	Franchised	Under	Hotels Under
	Hotels(1)	Hotels(2)	Hotels(2)	Development(5)	Development(5)
Greater China:
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	225	1,958	36	3	341
Others (including Taiwan)(3)	331	8,399	73	2	2,638
Subtotal	556	10,357	109	5	2,979
Outside Greater China:
Europe	76	4	14	12	7
Other countries(4)	1	19	11	—	10
Subtotal	77	23	25	12	17
Total(5)	633	10,380	134	17	2,996

Notes:

(1)	Include 76 leased hotels operated by Deutsche Hospitality and 557 leased and owned hotels operated by the rest of our Group.
(2)	Include 46 manachised and franchised hotels operated by Deutsche Hospitality and 10,468 manachised and franchised hotels operated by the rest of our Group.
(3)	For our hotels in operation, include 1,110 cities across 29 provinces and municipalities; for our hotels under development, include 946 cities across 30 provinces and municipalities (including Taiwan).
(4)	For our hotels in operation, include Tunisia, Egypt, the UAE, Oman, Saudi Arabia, Singapore, Qatar, Mongolia, and Cambodia; for our hotels under development, include Egypt, Oman, the UAE, India, Cambodia, Uzbekistan, Thailand, Korea, and Laos.
(5)	Include hotels for which we have entered into binding leases, purchase agreements of land use right or property, or franchise agreements but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

The following table sets forth the status of our hotels under development as of December 31, 2024.

	Pre-conversion	Conversion
	Period(1)	Period(2)	Total
Leased and owned hotels	16	1	17
Manachised and franchised hotels	1,773	1,223	2,996
Total	1,789	1,224	3,013

Notes:

(1)	Includes hotels for which we have entered into binding leases or franchise agreements but of which the property has not been delivered by the respective lessors or property owners, as the case may be. The inactive projects are excluded from this list according to management judgment.
(2)	Includes hotels for which we have commenced conversion activities but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

Among the 17 leased and owned hotels under development as of December 31, 2024, we had 16 leased and owned hotels during pre-conversion period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and had one leased and owned hotels during the conversion period, for which we have completed conversion activities in February 2025 and have started operations. Total development costs for the leased and owned hotels during the conversion period were no more than RMB10 million. The average development costs per square meter for completed leased and owned hotels in 2024 were approximately RMB2,300 (US$315). The franchisees are responsible for development costs for our manachised hotels and franchised hotels.

The reasons for hotel closures typically include property-related matters (such as rezoning and expiry of leases), hotel operation quality or results not meeting our requirements, and other commercial reasons.

Leased and owned hotels

As of December 31, 2024, we had 625 leased hotels and eight owned hotels, accounting for approximately 5.7% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training, and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

Our leased hotels are located on leased properties. The terms of our leases typically range from ten to 25 years. We generally enjoy an initial two- to eight-month rent-free period. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. We generally pay fixed rent on a monthly, quarterly or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 2% to 6% increase on rent every three to five years or, for Deutsche Hospitality’s hotels, generally annual adjustments based on consumer price index levels. Our leases usually allow extensions by mutual agreement. In addition, for our leased hotels located in China, our lessors are typically required to notify us in advance if they intend to sell or dispose of their properties, in which case we have a right of first refusal to purchase the properties on equivalent terms and conditions.

The following table sets forth the number of our leases for hotels in operation and under development that were expected to expire in the periods indicated as of December 31, 2024.

Number of
Leases
2025(1)	83
2026	57
2027	53
2028	62
2029	41
2030-2032	124
2033-2035	111
2036 and onward	111
Total	642

Note:

(1)	Including leases of 20 legacy DH hotels we plan to dispose of. For more information, see “Notes to Consolidated Financial Statements — Note 8. Assets and liabilities held for sale.”

Manachised and Franchised Hotels

As of December 31, 2024, we had 10,380 manachised hotels and 134 franchised hotels, accounting for approximately 93.1% and 1.2%, respectively, of our hotels in operation. Our franchisees lease or own their hotel properties and are responsible for the costs of developing and operating the manachised or franchised hotels, including constructing and renovating the hotels according to our standards, and all of the hotel operating expenses. We impose the same standards on all of our manachised and franchised hotels to ensure product quality and consistency across our hotel network. Our franchisees are not allowed to sub-franchise hotels under our brands to any third party. We collect fees from the franchisees of our manachised and franchised hotels and do not bear loss incurred by our franchisees. We believe that the manachise and franchise models have enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

Manachised hotels

We manage our manachised hotels and impose the same standards on all manachised hotels as our other hotels to ensure product quality and consistency across our hotel network. For our manachised hotels under legacy Huazhu, our manachise agreements typically have the following terms:

Scope of service: We authorize a manachised hotel to use our relevant brand name, logo and relevant trademarks. The franchisee is responsible for the hotel’s construction, renovation and maintenance. We provide guidance to the franchisee on the construction or renovation of the hotel and require the hotel to meet our standards before approving it to commence operations. We are engaged in the appointment and training of hotel managers who are responsible for hiring hotel staff and managing daily operations of our manachised hotels. We also provide our franchisees with services such as central reservation, sales and marketing support, technology support, quality assurance inspections, and other operational support and information.

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

For our franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 4.0% of the hotel’s gross room revenue or turnover. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR40,000 to EUR200,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee) and a license fee. The term of service for our franchised hotels under Deutsche Hospitality is typically ten to 15 years.

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

We typically source potential franchisees through word-of-mouth referrals, applications submitted via our website, our WeChat service platform and industry conferences. Some of our franchisees operate several of our manachised and franchised hotels. In general, we seek franchisees who share our values and management philosophies.

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

Pricing. The room rates of our leased and owned hotels as well as manachised hotels are determined using a centralized RMS. We adjust room rates regularly based on seasonality and market demand. We also adjust room rates for certain events, such as the China Import and Export Fair held twice a year in Guangzhou and public health events such as COVID-19. Room rates for our franchised hotels are determined by the franchisees based on local market conditions.

Monitoring. Through our cloud-based property management system, we are able to monitor each hotel’s occupancy status, average daily room rates, RevPAR, and other operating data on a real-time basis. Real-time hotel operating information allows us to adjust our sales efforts and other resources to rapidly capitalize on changes in the market and to maximize operating efficiency.

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

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our Huazhu Academy, previously known as Research and Study Center of H World Group, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a series of learning programs, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards, and financial and human resource management. A substantial number of our hotel managers have received training completion certificates. Our Huazhu Academy has prepared a new-hire training package to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, leadership development, corporate culture and best practice sharing.

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

Hotel Operating System Platform (H-HOS). Starting from room property management system (PMS), this platform has extended to integrate food and beverage POS (Point of Sale System) and banquet EMS (Event Management System) systems. It not only covers all of our brands in the PRC, but has also extended to overseas markets.

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

Digital Hotel Solutions

Cloud-based property management system (Cloud-PMS). A property management system is a hotel management software suite that hotel managers and front desk staff use to manage every hotel’s daily business operations. It is the core component of our H - HOS. Our Cloud-PMS is a cloud-based, hotel-level application that is empowered by, and seamlessly integrated with, our centralized technology infrastructure (which is comprised of our RMS and other group-level modules). Unlike onsite-PMSs which require significant upfront hardware investment and are costly and time-consuming to upgrade, our cloud-based PMS is highly scalable and enables the simultaneous launch of new services across all of our hotels. This system enables each hotel within our network to efficiently and cost-effectively manage its room inventory, reservations and pricing on its own on a real-time basis through an Internet browser, which in turn optimizes each hotel’s occupancy rate, average daily room rates, and revenues generated per available room, or RevPAR. The system is designed to enable us to enhance our profitability and compete more effectively by integrating with our central reservation system (CRS) and CRM. We believe our Cloud-PMS has enabled our management to more effectively assess the performance of our hotels on a timely basis and to efficiently allocate resources and effectively identify specific market and sales targets.

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

Digital payment initiatives. We currently offer a variety of convenient digital payment options for our hotel guests, including online credit card payment, Alipay, WeChat Pay, and Apple Pay.

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

AI assistant. Our intelligent AI assistant, which we co-launched with our partner, is a pioneer in China’s hotel industry based on intelligent voice recognition technology. Embedded in our mobile apps, our intelligent AI assistant can engage in conversation with hotel guests and answer their queries, thereby enhancing guest experience.

Smart rooms. A number of other smart features of our hotel rooms also help enhance the quality of guests’ stay. For example, one of our AI initiatives, “Hello Huazhu,” also enables voice control of room facilities such as lights, TV, air-conditioning, and window shades.

Complimentary Wi-Fi. We were one of the first in China to offer complimentary Wi-Fi to all hotel guests in 2013. This initiative has greatly contributed to the growth of our customer base and has become mainstream in the industry.

Privacy and Data Security

We place a strong emphasis on data security. We have established dedicated committees for the oversight and management of data security, such as our information security committee, information security and privacy protection working group, and special data security committee. We also have a dedicated information security center that provides other departments with professional data security and risk management services. For more details on our governance with respect to privacy and data security, see “Item 16K. Cybersecurity — Governance.”

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

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2024, approximately 75% of our room nights under legacy Huazhu were sold through our own sales channels and the remaining 25% of our room nights were sold through intermediaries.

We use our RMS and Cloud-PMS systems to conduct pricing management for all of our hotels except for our franchised hotels. We review our hotel pricing regularly and adjust room rates as needed based on local market conditions and the specific location of each hotel, focusing mainly on three factors: (i) optimum occupancy rate of the hotel and our other hotels nearby, (ii) seasonal demand for the hotel, and (iii) event-driven demand for the hotel.

A key component of our marketing efforts is the H Rewards, our loyalty program, which covers all of our brands. We believe the H Rewards loyalty program allows us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. As of December 31, 2024, our H Rewards had more than 266 million members. In 2024, approximately 70% of our room nights under legacy Huazhu were sold to our H Rewards members. Members of the H Rewards are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures, and other benefits. H Rewards members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels and from Huazhu Mall. These points can be used to offset the room charges in our hotels, buy products in Huazhu Mall or be redeemed for various coupons. The H Rewards includes five levels of membership: star, silver, rose gold, gold, and platinum. Rose gold membership is only available for corporate members of the H Rewards. H Rewards was previously known as HanTing Club and HuaZhu Club.

Competition

The hotel industry is highly fragmented. A significant majority of the room supply has come from independent hotels, guest houses and other lodging facilities. In recent years, hotel groups emerged and began to consolidate the market by converting independent hotels into hotel chains. As a multi-brand hotel group, we believe that we compete primarily based on location, room rates, brand recognition, quality of accommodations, geographic coverage, service quality, range of services, guest amenities, and convenience of the central reservation system. We primarily compete with other hotel chains as well as various independent hotels in each of the markets in which we operate, including Chinese hotel groups such as BTG Hotels, Jinjiang, and Atour, as well as international hotel groups such as Marriot, Intercontinental, Accor, and Hilton. We also face competition from Airbnb and service apartments.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights.

The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. As of December 31, 2024, we registered 1,751 trademarks and logos with the China National Intellectual Property Administration (CNIPA). As of December 31, 2024, we filed 148 trademark applications pending for examination and review by the CNIPA. As of the same date, we also registered 1,454 trademarks and filed 164 trademark applications outside China. As of December 31, 2024, we received 32 patents; another 12 patents were applied and under review by relevant PRC authority. We also received copyright registration certificates for 206 software programs developed by us as of December 31, 2024. In addition, we registered 695 national and international top-level domain names, including www.hworld.com, as of December 31, 2024. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to protect our tradenames and trademarks as well as other intellectual property rights could have a negative impact on our brands and adversely affect our business.”

Insurance

We believe that our hotels are covered by adequate property and liability insurance policies with coverage features and insured limits that we believe are customary for similar companies in China and overseas. We also require our franchisees to carry adequate property and liability insurance policies. We carry property insurance that covers the assets that we own at our hotels. Although we require our franchisees to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations, and financial condition may be materially and adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our limited insurance coverage may expose us to losses, which may have a material adverse effect on our reputation, business, financial condition, and results of operations.”

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

As of December 31, 2024, we had several pending legal and administrative proceedings, including lease contract disputes, franchise agreement disputes and labor disputes. As of the same date, our accrued contingent liability was RMB29 million (US$8 million).

Corporate Social Responsibility: Environmental Impact

As a global leader and rapidly emerging multi-brand hotel group originated in China, we are deeply aware of our corporate responsibility and mission. On top of providing customers with comfortable, safe and personalized stay experiences, we are also committed to exploring green operation methods and reducing environmental footprint, upholding the concept of sustainability development.

Throughout the design and construction process of hotels, we have kept on promoting the “modular” construction plan. This approach not only ensures high standards of quality control, but also effectively reduces construction waste. Additionally, we actively explore opportunities to use renewable energy and improve our energy structure. By the end of 2024, over 3,300 of our hotels had been equipped with air source heat pumps, and nearly 1,000 hotels had adopted solar water heating systems. Through ongoing efforts and collaboration with franchisees, we strive to expand usage of such equipment across our hotel network.

H World’s environmental protection initiatives also extend to the field of hotel operations. Increasingly more hotels have been introduced to “Easy Energy Consumption”, our online energy and water consumption management system. Not only can this system record energy and water consumption data on a regular basis, it is also capable of providing real-time alerts for abnormal consumption situations, so that failures of electricity and heating systems and undetected water leaks can be dealt with in a timely manner, avoiding unnecessary waste of resources. During the reporting period, we further promoted the system by holding training sessions and workshops for franchisees, teaching them the correct way to use it, while emphasizing the significance of management methods as such. Meanwhile, we attach great importance to the development of energy and environment management system on property level, with around 90% of Legacy DH’s leased hotels holding both ISO 50001 Energy Management System Certification and ISO 14001 Environmental Management System Certification.

In 2024, we newly launched the “ESG Series Course of H World”, an online training program that aims to introduce our employees to professional knowledge related to the concept of ESG (Environmental, Social, and Governance) and sustainable development. During the reporting period, we also promoted World Environment Day, Earth Day, World Oceans Day, etc., further enhancing employees’ environmental awareness, while encouraging them to implement environmental protection measures during daily work.

We also share our energy conservation and environmental protection philosophy with our customers. During the reporting period, our “Green Living, Towel Reuse” initiative expanded to over 9,000 hotels, and had successfully avoided washing of over 7.8 million towels. In March 2025, “Green Living, Towel Reuse” initiative took one more step forward, launching a collaboration project with Alipay Ant Forest. Customers who make reservation on H World official APP, pay via Alipay, and choose to forgo towel changes or bring their own toiletries, will be rewarded extra “green energy points.” After their “green energy points” reach a certain amount, guests can exchange the points for virtual saplings in the Alipay APP. Ant Forest and its collaboration partners will then plant real vegetation in desertification areas accordingly.

H World also extends the green development requirements to its suppliers. Taking laundry suppliers as an example, we have incorporated environmental criteria into our supplier selection process, specifying requirements for equipment’s water and energy-saving capabilities, laundry chemical types and the inspection procedures. We actively encourage them to utilize tunnel washers that use water recycling and filtration technology. In 2024, our “Smart Linen Project” continued, with linens in over 500 hotels already installed with chips. These chips can accurately identify the linens’ affiliated hotels, while tracking washing conditions such as water temperature, washing duration, and number of washes. The Project helps digitalize linen handovers, extend the overall lifespan of linens, reduce comprehensive management costs, and support suppliers to improve water and electricity efficiency. At the same time, we actively collaborate with suppliers to develop eco-friendly consumables, which include but are not limited to: wheat straw brush, corn starch shower caps, natural bamboo paper, and RPET (Recycled Polyethylene Terephthalate)-bottled body care products. Through iterative improvements and continuous cooperation with suppliers, we aim to transfer our environmental philosophy into an industry benchmark, and then promote its adoption across the whole sector.

Regulation

The hotel industry in the countries and regions where we operate business, including China, is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation, management and commercial franchising, and travel agency business, as well as those relating to environmental and consumer protection. The principal regulations governing foreign ownership of hotel businesses in the PRC currently are the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2024) issued on September 6, 2024, which became effective on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2022 version) issued on October 26, 2022, which became effective as of January 1, 2023, both of which were promulgated by the MOFCOM, or the MOC, and the NDRC as well as other negative lists (generally with fewer limitations) applicable to the free trade zones. Pursuant to these regulations, there are no restrictions on foreign investment in hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Similar with other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions consist of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal regulations in the countries and regions we operate that are currently relevant to our business and operations.

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

The State Council promulgated the Administrative Regulations on Sanitation of Public Places in April 1987 and most recently amended it in December 2024, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Administrative Regulations on Sanitation of Public Places, which was amended in January 2016 and December 2017, according to which, starting from May 1, 2011, hotel operators shall establish sanitation management system and keep records of sanitation management. The Standing Committee of the National People’s Congress, or the SCNPC enacted the Food Safety Law of the PRC in February 2009, which was most recently amended in April 2021, according to which any hotel that provides food must obtain a license. The State Administration for Market Regulation, or the SAMR (previously known as “China Food and Drug Administration”), enacted the Measures for the Administration of Food Trade Licensing and Recordation on June 15, 2023, which became effective on December 1, 2023, according to which any entity involving sales of food or food services must obtain a food business license, unless it sells (i) edible agricultural products, (ii) prepackaged food only, (iii) specific full-nutritional formula food in formula food for special medical purposes by a medical institution or drug retailer, or (iv) food produced by a permitted food producer at its production and processing place or through the Internet only. Pursuant to the Food Safety Law of the PRC, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000.

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

On September 21, 2012, the MOFCOM promulgated the Provisional Administrative Measures for Single-purpose Commercial Prepaid Cards, which was amended on August 18, 2016. Pursuant to this regulation, if an enterprise engaged in retail, accommodation and catering, or residential services issues any single-purpose commercial prepaid card to its customers, it should undergo a record-filing procedure. For a hotel primarily engaged in the business of accommodation, the aggregate balance of the advance payment under the single-purpose commercial prepaid cards it issued shall not exceed 40% of its income from its primary business in the previous financial year.

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

Regulations on Trademarks

Both the Trademark Law of the PRC adopted by the SCNPC on August 23, 1982 and subsequently revised in 1993, 2001, 2013 and 2019, and the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks. The CNIPA handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of any ten-year term. Trademark licensing agreements should be submitted to the CNIPA for record. Without the filing, the trademark licensing should not be used against a bona fide third party.

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

On October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment (“Circular 28”). Pursuant to Circular 28, on the basis of allowing investment-oriented foreign-invested enterprise (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) to use capital funds for domestic equity investment in accordance with laws and regulations, non-investment foreign-invested enterprises shall be allowed to use capital funds for domestic equity investment in accordance with the laws under the premise of not violating the Negative List and the authenticity and compliance of their domestic invested projects. Such provisions have recently been replaced by Circular on Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation that when non-investing foreign-funded enterprise makes domestic equity investment with capital funds in the domestic currency, the investee shall handle the registration for the acceptance of domestic reinvestment and open a capital account to receive funds, and no entry registration of cash contribution is further required. The domestic institution that transfers the equity shall, in accordance with the relevant provisions, register the receipt of domestic reinvestment and open a settlement account under the capital account to receive the consideration for equity transfer.

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

Regulations on Share Capital

In October 2005, the SCNPC issued the amended Company Law of the PRC, which became effective on January 1, 2006 and was then amended in March 2014, October 2018 and July 2024. On June 17, 2014, the MOFCOM issued the Notice of the Ministry of Commerce on Improving the Administration of Foreign Investment Review. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contribution to the registered capital of the foreign-invested company in accordance with the Company Law of the PRC and the company’s articles of association pursuant to which the restrictions or requirements on the percentage of initial capital contribution, the percentage of cash contribution and the period of contribution imposed on foreign-invested companies (including companies invested by investors from Taiwan, Hong Kong and Macao regions) are abolished. A company which proposes to reduce its registered capital shall prepare a balance sheet and a list of assets. The company shall notify its creditors within ten days from the date of resolution on reduction of registered capital and publish an announcement in the newspapers within 30 days. The creditors may, within 30 days from receipt of the notice or within 45 days from the announcement date, require the company to settle the debts or provide a corresponding guarantee. Shareholders of certain of our PRC subsidiaries have mandatory preemptive rights.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and relevant notes and Supporting Guidelines, which came into effect on March 31, 2023. The Trial Measures seek to regulate all types of overseas offerings and listings by PRC based companies, including: (a) direct overseas listings, i.e. overseas listings by joint-stock companies which are established in PRC (such as H shares, N shares, GDRs); and (b) indirect overseas listings, i.e. overseas listings by PRC based companies in the names of an overseas entity (such as red-chip listings), if such issuers meets both of the following conditions: (i) more than 50% of its audited financial indicators (either operating revenue, profits, total assets or net assets) for the most recent accounting year is accounted for by its PRC-based companies, and (ii) major business activities or operations are conducted within the territory of PRC; main places of business are located within the territory of the PRC; or the majority of senior management staff domicile in the PRC or are Chinese citizens. Furthermore, pursuant to the Circular on the Arrangements for the Filing-based Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures Circular, companies that have already offered or listed securities overseas prior to the implementation of the Trial Measures are considered as “Stock Enterprises”, and these Stock Enterprises are not required to apply for filings immediately with CSRC until a re-financing event takes place and then a filing for such re-financing is required.

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

Data Protection Law in Europe

The Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (GDPR), complemented by EU Member States law on data protection (e.g. in Germany the German Federal Data Protection Act), imposes certain requirements and restrictions on the processing of personal data relating to natural persons. GDPR requirements will apply both to companies established in the EU and to companies, such as us, that are not established in the EU but process personal data of individuals who are in the EU (and in the EEA subject to the enactment of implementation procedures), where the processing activities relate to: (a) the offering of goods or services, irrespective of whether a payment of the data subject is required, to such data subjects in the EU; or (b) the monitoring of their behavior as far as their behavior takes place within the EU. Therefore, the GDPR applies to our EU entities as well as the offering of services by our non-EU entities to EU guests. The GDPR imposes on subject companies a large number of obligations, which relate for example, but are not limited, to (i) the principles applying to the processing of personal data, for example, lawfulness, fairness, transparency, purpose limitation, data minimization and “privacy by design”, accuracy, storage limitations to process and store personal data only as long as necessary, access restrictions on a “need to know basis”, and ensuring security and confidentiality of personal data by technical and organizational measures; (ii) the ability of the controller to demonstrate compliance with such principles (accountability); (iii) a there must be a legal basis for the data processing (special requirements apply to certain specific categories of data such as health related data and other special categories of personal data); and (iv) data subjects rights (for example, transparency, right of information about personal data processed, right of access/receive copies, right to rectification, right to erasure, right to restrict processing, right to data portability, and right to object to a processing under certain circumstances). This leads to companies being under the obligation to implement a number of formal processes and policies regarding the implementation of the GDPR requirements, such as ensuring the rights of the data subjects, handling of data breaches, documentation of the processing activities, processes for regularly testing, assessing and evaluating the effectiveness of technical and organizational measures for ensuring the security of the processing, processes for the selection and auditing of processors. The GDPR provides for substantial fines for breaches of data protection requirements, which, depending on the infringed provisions of the GDPR, can go up to either (thresholds depending on the obligations which have been breached): (i) 2% of the group’s annual worldwide turnover of the preceding financial year or EUR10 million, whichever is greater, or (ii) 4% of the group’s annual worldwide turnover of the preceding financial year or EUR20 million, whichever is greater. The fine may be imposed instead of, or in addition to, measures that may be ordered by supervisory authorities (for example, request to cease the processing). The GDPR and EU Member States law also provide for private enforcement mechanisms and, in the most severe cases, criminal liability.

The Directive (EC) 2002/58 of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector imposes restrictions on the use of cookies and similar means as well as on website tracking, including the requirement to obtain informed and prior consent for storage or access to information stored on a user’s terminal equipment in the EU in certain cases (in particular for cookies which track for marketing purposes). The Directive (EC) 2002/58 is transposed into German law as the Telecommunications Digital Services Data Protection Act.

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 31, 2025.

H World Group Limited (Cayman)
100%
100%
100%
100%
100%
China Lodging Investment Limited (Cayman)
2 Subsidiaries
H World Holdings Singapore Pte. Ltd. (Singapore)
H World Holdings (HK) Limited (Hong Kong)
100%
100%
Huazhu Investment GmbH (Germany)
3 Subsidiaries
100%
100%
100%
ACL Greater China Limited (Hong Kong)
H World (HK) Investment Limited (Hong Kong)
TAHM Investment Limited (Hong Kong)
0%, GP
100%, LP
100%
DH Group GmbH & Co KG (Germany)
100%
Steigenberger Hotels GmbH (Germany)
100%
Intercity Hotel GmbH (Germany)
21 Subsidiaries
Huazhu Hospitality Inc (BVI)
100%
Huazhu Hospitality (Hong Kong) Limited (Hong Kong)
50%
100%
49%
100%
Starway Hotels (Hong Kong) Limited (Hong Kong)
Crystal Orange Hotel Holdings Limited (BVI)
51%
Huazhu K.K (Japan)
11 Subsidiaries
100%
100%
Orange Hotel Hong Kong Limited (Hong Kong)
100%
100%
100%
95%
100%
100%
100%
100%
100%
100%
Offshore
Onshore
30%
Yagao Meihua Hotel Management Co., Ltd (PRC)
6 Subsidiaries
Tianjin Yagao Hotel Management Co., Ltd. (PRC)
Jisu Enterprise Management Co., Ltd (PRC)
3 Subsidiaries
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
Jiangsu Keting Commercial and Trade Co., Ltd (PRC)
Shanghai Hanting Hotel Management Group, Ltd (PRC)
Yiju (Shanghai) Hotel Management Co., Ltd (PRC)
Han Ting (Tianjin) Investment Consulting Co., Ltd (PRC)
70%
100%
100%
100%
100%
100%
100%
100%
100%
8 Subsidiaries
Shanghai Huaye Xingkong Enterprise Management Co., Ltd(PRC)
10 Subsidiaries
11 Subsidiaries
Huazhu Hotel Management (Ningbo) Co., Ltd (PRC)
Jizhu Information Technology (Shanghai) Co., Ltd (PRC)
Huazhu Enterprise Management Co., Ltd. (PRC)
Beijing Qitian Holiday Hotel Co., Ltd. (PRC)
5 Subsidiaries
Tianjin Huasu Enterprise Management Co., Ltd (PRC)
Hanting Technology (Suzhou) Co., Ltd (PRC)
Huazhu Hotel Management Co., Ltd (PRC)
16 Subsidiaries
42 Subsidiaries
2 Subsidiaries
52 subsidiaries
11 subsidiaries
100%
52 Subsidiaries
Huazhu Cloud (Shanghai) Information Technology Co., Ltd. (PRC)
Consolidated Affiliated Entities(1)
Contractual Ownership

Notes:

(1)	We have four affiliated entities consolidated through contractual arrangements: Tianjin Jizhu, Shanghai Huanmei and its wholly-owned subsidiary Huanmei Travel, and Ningbo Futing. The registered shareholders of these Consolidated Affiliated Entities are (i) Mr. Pengfei Jiang, who is the director/supervisor of certain of our subsidiaries, holding 100% of equity interest in Tianjin Jizhu, (ii) Mr. Pengfei Jiang and Mr. Andong Chen, our employee, holding 90% and 10% of equity interest in Shanghai Huanmei, respectively, and (iii) Mr. Dongfu Shi, who is the director of Ningbo Futing, holding 100% of equity interest in Ningbo Futing.

The following table sets forth summary information for our significant subsidiaries as of March 31, 2025.

	Percentage of	Date of
Major Subsidiaries	Ownership	Incorporation/Acquisition	Place of Incorporation
H World Holdings (HK) Limited	100%	October 22, 2008	Hong Kong
H World Holdings Singapore Pte. Ltd.	100%	April 14, 2010	Singapore
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd.	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd	100%	January 16, 2008	PRC
HanTing Technology (Suzhou) Co., Ltd.	100%	December 3, 2008	PRC
HanTing (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC
HuaZhu Hotel Management Co., Ltd.	100%	August 16, 2012	PRC
Jizhu Information Technology (Shanghai) Co., Ltd.	100%	February 26, 2014	PRC
Huazhu Enterprise Management Co., Ltd.	100%	June 6, 2014	PRC
ACL Greater China Limited	100%	January 25, 2016	Hong Kong
Yagao Meihua Hotel Management Co., Ltd.	100%	January 25, 2016	PRC
Orange Hotel Management (China) Co., Ltd.	100%	May 25, 2017	PRC
Beijing Crystal Orange Hotel Management Consulting Co., Ltd.	100%	May 25, 2017	PRC
Huazhu Hotel Management (Ningbo) Co., Ltd.	100%	July 20, 2018	PRC
Huazhu Cloud (Shanghai) Information Technology Co., Ltd.	100%	November 7, 2013	PRC
Steigenberger Hotels GmbH	100%	January 2, 2020	Germany
Intercity Hotel GmbH	100%	January 2, 2020	Germany

H World Group Limited is not a Chinese operating company but a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, H World Group Limited conducts substantially all of its business through its subsidiaries, and for some businesses the direct holding of which is restricted by PRC law, through the Consolidated Affiliated Entities. While we do not have any equity ownership of the Consolidated Affiliated Entities, the contractual arrangements we have with the Consolidated Affiliated Entities enables us to direct the activities that most significantly affect the economic performance of the Consolidated Affiliated Entities, as well as receive the economic benefits from the Consolidated Affiliated Entities. Because of these arrangements, we have control over and are the primary beneficiary of the VIEs for accounting purposes and, therefore, have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Any references to control or benefits that accrue to us because of the VIEs in this annual report are limited to, and are subject to conditions for consolidation of, the VIEs under U.S. GAAP. Investors in our securities do not own equity interest in our operating entities, including our subsidiaries and the Consolidated Affiliated Entities in China, but instead own equity interest in the Cayman Islands holding company. Our securities that are listed on the stock exchanges are securities of our Cayman Islands holding company, not of our operating subsidiaries or the VIEs.

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

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China and occupy nearly 41,000 square meters of office space, which is owned by us. As of December 31, 2024, we leased 625 out of our 11,147 hotel facilities with an aggregate size of approximately 4.9 million square meters, including approximately 131,000 square meters subleased to others. As of December 31, 2024, we owned eight out of our 11,147 hotel facilities with an aggregate size of approximately 85,000 square meters. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

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

Overview

We are a leading, fast-growing multi-brand hotel group in China with international operations. Our hotels are operated under three different models: leased and owned, franchised, and franchised hotels that we operate under management contracts, which we refer to as “manachised.” We expanded our hotel network from 8,543 hotels as of December 31, 2022 to 11,147 hotels as of December 31, 2024, representing a CAGR of 14.2%. As of December 31, 2024, we had 11,147 hotels in operation, including 633 leased and owned hotels and 10,514 manachised and franchised hotels, with an aggregate of 1,088,218 hotel rooms. As of the same date, we were developing an additional 3,013 hotels, including 17 leased and owned hotels and 2,996 manachised and franchised hotels. On January 2, 2020, we completed the acquisition of Deutsche Hospitality and have consolidated its financial information since then.

Our total revenue was RMB13,862 million, RMB21,882 million and RMB23,891 million (US$3,274 million) in 2022, 2023 and 2024, respectively. We had net loss attributable to H World Group Limited of RMB1,821 million in 2022, and net income attributable to H World Group Limited of RMB4,085 million and RMB3,048 million (US$418 million) in 2023 and 2024, respectively. Our adjusted EBITDA (non-GAAP) amounted to RMB1,178 million, RMB6,268 million and RMB6,820 million (US$935 million) in 2022, 2023 and 2024, respectively, and our net cash provided by operating activities amounted to RMB1,564 million, RMB7,674 million and RMB7,518 million (US$1,030 million) in these respective years.

Specific factors affecting our results of operations

While our business is affected by factors relating to general economic conditions and the lodging industry in China and other jurisdictions in which we operate, including business and leisure travel of the customers and market competition (see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our operating results are subject to conditions affecting the lodging industry in general” and “—The lodging industries in China, Europe, the Middle East, the Southeast Asia, and other countries and regions where we operate are competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed”), we believe that our results of operations are also affected by company-specific factors, including, among others:

●	The total number of hotels and hotel rooms in our hotel network. Our revenues largely depend on the size of our hotel network. Furthermore, we believe that the expanded geographic coverage of our hotel network will enhance our brand recognition. Whether we can successfully increase the number of hotels and hotel rooms in our hotel group is largely affected by our ability to effectively identify and lease, own, manachise or franchise additional hotel properties at desirable locations on commercially favorable terms and the availability of funding to make necessary capital investments to open these new hotels.
●	Nature of the cost of our business. A significant portion of our operating costs and expenses, including rent and depreciation and amortization, is relatively fixed. As a result, an increase in our revenues achieved through higher RevPAR generally will result in higher profitability. Vice versa, a decrease in our revenues, in particular with respect to hotels temporarily closed during the COVID-19 outbreak, could result in a disproportionately larger decrease in our earnings because our operating costs and expenses are unlikely to decrease proportionately.
●	The number of new leased and owned hotels under development. Generally, the operation of each leased and owned hotel goes through three stages: development, ramp-up, and mature operations. During the development stage, our leased and owned hotels generate no revenue. In addition, we bear the pre-opening expenses for a substantial majority of our leased and owned hotels, which generally range from approximately RMB1.5 million to RMB20.0 million per hotel. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. During periods when a large number of new leased and owned hotels are under development, the pre-opening expenses incurred may have a significant negative impact on our financial performance.
●	The mix of mature and new leased and owned hotels, manachised hotels and franchised hotels. When a new hotel starts operation and goes through the ramp-up stage, the occupancy rate is relatively low, and the room rate may be subject to discount. Revenues generated by these hotels are lower than those generated by mature hotels and may be insufficient to cover their operating costs, which are relatively fixed in nature and are similar to those of mature hotels. The lower profitability during the ramp-up stage for leased and owned hotels may have a significant negative impact on our financial performance. The length of the ramp-up stage may be affected by factors such as hotel size, seasonality, and location. New hotels opened in lower-tier cities generally have longer ramp-up period. On average, it takes our hotels approximately six months to ramp up. We define mature leased and owned hotels as those that have been in operation for more than six months.

Under the manachise and franchise models, we generate revenues from franchise and service fees we charge to each manachised and franchised hotel while the franchisee bears substantially all the capital expenditures and pre-opening and operational expenses. The hotel operating costs relating to manachised hotels are mainly costs for hotel managers as we hire and send them to manachised hotels. An increasing proportion of manachised and franchised hotels in our hotel mix will allow us to benefit from the recurring cash inflows from franchise and service fees with minimal upfront costs and capital expenditures. Our manachised and franchised hotels have been and will continue to be significant contributor to our revenues in the foreseeable future.

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

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 8,543 as of December 31, 2022 to 11,147 as of December 31, 2024.

Due to the impact of COVID-19, we had a large number of hotels in China temporarily requisitioned in various locations and during different periods for the accommodation of medical support workers and for quarantine purposes in relation to COVID-19 in 2022. We also had a large number of hotels temporarily closed from time to time amid the pandemic. Our legacy Huazhu business witnessed accelerated recovery since mid-November 2022 after the Chinese authorities modified the COVID policy. As a result, excluding hotels under temporary requisition (in 2022 only) or temporarily closed, our total number of hotel room nights available for sale increased from 229.5 million as of December 31, 2022 to 351.2 million as of December 31, 2024 for legacy Huazhu.

The hotel operations of Deutsche Hospitality in Europe were also adversely affected due to travel restrictions and lockdowns imposed by local governments in Europe to contain the spread of COVID-19, and as a result, a number of our Deutsche Hospitality hotels were temporarily closed in 2020. Thanks to the progress of vaccination campaigns and easing of social restrictions, legacy DH hotels have experienced RevPAR recovery since March 2022. As of December 31, 2024, the total room nights available for sale was 9.7 million for legacy DH.

The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of the dates indicated.

	As of December 31,
	2022		2023		2024
	Legacy		Legacy		Legacy
	Huazhu	Legacy DH	Huazhu	Legacy DH	Huazhu	Legacy DH
Total hotels in operation	8,411	132	9,263	131	11,025	122
Leased and owned hotels	623	81	607	84	557	76
Manachised hotels	7,588	29	8,501	25	10,359	21
Franchised hotels	200	22	155	22	109	25
Total hotel rooms in operation	783,174	26,304	885,630	26,814	1,062,329	25,889
Leased and owned hotels	89,638	15,328	86,691	16,303	82,580	15,490
Manachised hotels	678,245	5,711	786,157	5,196	970,181	4,647
Franchised hotels	15,291	5,265	12,782	5,315	9,568	5,752
Total hotel room nights available for sale(1)	229,534,995	8,851,555	292,643,397	9,405,932	351,212,097	9,700,173
Leased and owned hotels	28,046,243	5,302,509	31,592,103	5,573,744	30,529,097	5,740,957
Manachised hotels	196,734,849	1,788,026	256,346,691	1,921,324	316,743,951	1,809,668
Franchised hotels	4,753,903	1,761,020	4,704,603	1,910,864	3,939,049	2,149,548

Note:

(1)	Excluding room nights of hotels that were temporarily requisitioned or closed during the outbreak of COVID-19 (for 2022 only) or room nights of hotels that were temporarily closed. Legacy Huazhu’s hotels may be temporarily closed due to decoration, brand upgrade, or business model change purposes. Legacy DH’s hotels may be temporarily closed due to repair work.

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

We set the room rates of our hotels primarily based on the location of a hotel, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster. From year to year, average daily room rates of our portfolio may change due to our yield management practice, city mix change and special events.

The following table sets forth our RevPAR, average daily room rate and occupancy rate for legacy Huazhu’s leased and owned hotels as well as manachised and franchised hotels for the periods indicated.

	Year Ended December 31,
	2022	2023	2024

	(Excluding hotels under requisition)

RevPAR(1) (in RMB)
Leased and owned hotels	174	308	308
Manachised hotels	156	234	228
Franchised hotels	130	226	229
Total hotels in operation	157	242	235
Average daily room rate (1) (in RMB)
Leased and owned hotels	272	372	364
Manachised hotels	231	289	281
Franchised hotels	222	309	320
Total hotels in operation	236	299	289
Occupancy rate (as a percentage)
Leased and owned hotels	64	83	84
Manachised hotels	67	81	81
Franchised hotels	59	73	72
Total hotels in operation	67	81	81
Weight of hotel room nights available for sale contributed by leased and owned hotels less than 6 months (as a percentage)(2)	2	1	2

Notes:

(1)	The RevPAR and average daily room rates disclosed in this annual report for legacy Huazhu are based on the tax-inclusive room rates.
(2)	Represents (i) the aggregate of monthly hotel room nights available for sale in a given period of leased and owned hotels, which had been in operation for less than six months, divided by (ii) the aggregate of monthly total hotel room nights available for sale in that same period.

RevPAR may change from period to period due to (i) the change in the mix of our leased and owned hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The RevPAR for all hotels in operation of legacy Huazhu in 2024 was lower than the RevPAR for all of our hotels in operation of legacy Huazhu in 2023, primarily due to a high base in 2023 as well as an increase in supply in 2024. The RevPAR for all hotels in operation of legacy Huazhu in 2023 was higher than the RevPAR for all of our hotels in operation of legacy Huazhu (excluding hotels under temporary requisition) in 2022 primarily due to the relief of COVID-19 restriction measures and recovery from COVID-19.

The following table sets forth our RevPAR, average daily room rate and occupancy rate for the leased hotels as well as manachised and franchised hotels of legacy DH for the periods indicated.

	Year Ended December 31,
	2022	2023	2024
RevPAR(1) (in EUR)
Leased and owned hotels	61	74	79
Manachised hotels	61	60	61
Franchised hotels	67	75	80
All hotels in operation	62	71	76
Average daily room rate(1) (in EUR)
Leased and owned hotels	110	115	117
Manachised hotels	110	99	94
Franchised hotels	116	120	124
All hotels in operation	111	113	114
Occupancy rate (as a percentage)
Leased and owned hotels	56	65	67
Manachised hotels	55	61	64
Franchised hotels	57	62	65
All hotels in operation	56	63	66

Note:

(1)	The RevPAR and average daily room rates for legacy DH are based on the tax-exclusive room rates.

The RevPAR for all legacy DH hotels in operation continually increased from 2022 to 2024, primarily due to the improving conditions in the lodging market after Europe lifted COVID-19 related restrictions in mid-February 2022.

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

The following table sets forth quarterly RevPAR of legacy Huazhu’s hotels for the periods indicated.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2023	2023	2023	2023	2024	2024	2024	2024

RevPAR (in RMB):
Leased and owned hotels	257	321	356	298	280	321	333	296
Manachised hotels	204	241	269	221	209	237	249	215
Franchised hotels	189	237	267	213	206	240	254	218
Total hotels in operation	210	250	278	229	216	244	256	222

The following table sets forth the quarterly RevPAR of the hotels operated by legacy DH for the periods indicated.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2023	2023	2023	2023	2024	2024	2024	2024
RevPAR (in EUR):
Leased and owned hotels	57	83	81	76	61	88	85	81
Manachised hotels	46	61	76	59	49	60	70	65
Franchised hotels	60	82	76	80	59	82	82	96
Total hotels in operation	55	78	79	73	58	82	82	81

Same-hotel RevPAR change. Our overall RevPAR trend does not reflect the trend of a stable and mature portfolio, because it may fluctuate when city mix and mix of mature and ramp-up hotels change. We track same-hotel year-over-year RevPAR change for legacy Huazhu’s hotels in operation for at least 18 months to monitor the RevPAR trend for our mature hotels on a comparable basis. The following table sets forth our same-hotel RevPAR for hotels in operation under legacy Huazhu for at least 18 months for the periods indicated.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2023	2023	2023	2023	2024	2024	2024	2024
Number of hotels in operation for at least 18 months	5,860	6,191	6,466	6,539	6,799	6,920	7,035	7,163
RevPAR (RMB)	210	251	281	230	218	248	258	222
Same-hotel RevPAR change (as a percentage)(1)	51.8	71.8	41.1	40.8	0.9	(3.6)	(10.3)	(6.7)

Note:

(1)	In calculating the same-hotel RevPAR change (as a percentage) of our hotels which have been in operation for at least 18 months as of the beginning of any month within a certain period, the average RevPAR of these hotels within this period is compared with the average RevPAR of these same hotels in the corresponding period of the prior year.

Financial Key Performance Indicators

Our financial key performance indicators consist of (i) revenues, (ii) operating costs and expenses, and (iii) EBITDA (Non-GAAP) and Adjusted EBITDA (Non-GAAP).

Revenues. We primarily derive our revenues from operations of our leased and owned hotels and franchise and service fees from our manachised and franchised hotels. The following table sets forth the revenues generated by our leased and owned as well as manachised and franchised hotels and other revenues, each in absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2022		2023		2024
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions, except percentages)
Revenues:
Leased and owned hotels	9,148	66.0	13,796	63.0	13,843	1,897	57.9
Manachised and franchised hotels	4,405	31.8	7,694	35.2	9,498	1,301	39.8
Others	309	2.2	392	1.8	550	76	2.3
Total revenues	13,862	100.0	21,882	100.0	23,891	3,274	100.0

●	Leased and Owned Hotels. In 2022, we generated revenues of RMB9,148 million from our leased and owned hotels, which accounted for 66.0% of our total revenues for the year. In 2023, we generated revenue of RMB13,796 million from our leased and owned hotels, which accounted for 63.0% of our total revenues for the year. In 2024, we generated revenues of RMB13,843 million (US$1,897 million) from our leased and owned hotels, which accounted for 57.9% of our total revenues for the year. As of December 31, 2024, we had 17 leased and owned hotels under development.

For our leased hotels, we lease properties from real estate owners or lessors and we are responsible for hotel development and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for substantially all aspects of hotel operations and management, including hiring, training, and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from ten to 25 years. For a substantial majority of our hotels, we typically enjoy an initial two- to eight-month rent-free period. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed. We generally pay fixed rent on a monthly, quarterly, or biannual basis for the first three to five years of the lease term, after which we are generally subject to a 2% to 6% increase every three to five years or, for Deutsche Hospitality’s hotels, generally annual adjustments based on consumer price index levels.

Our owned hotels include the hotels we acquired as part of our strategic alliance with Accor in 2016 and the ones we acquired through acquisition of Blossom Hotel Management in 2018.

Our revenues generated from leased and owned hotels are significantly affected by the following two operating measures:

●	The total number of room nights available from the leased and owned hotels in our hotel group. The future growth of revenues generated from our leased and owned hotels will depend significantly upon our ability to expand our hotel group into new locations and maintain and further increase our RevPAR at existing hotels.
●	RevPAR achieved by our leased and owned hotels, which represents the product of average daily room rates and occupancy rates. To understand factors impacting our RevPAR, please see “– Non-financial Key Performance Indicators – RevPAR.”
●	Manachised and Franchised Hotels. In 2022, we generated revenues of RMB4,405 million from our manachised and franchised hotels, which accounted for 31.8% of our total revenues for the year. In 2023, we generated revenues of RMB7,694 million from our manachised and franchised hotels, which accounted for 35.2% of our total revenues for the year. In 2024, we generated revenues of RMB9,498 million (US$1,301 million) from our manachised and franchised hotels, which accounted for 39.8% of our total revenues for the year. We expect that revenues from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels in our hotel group. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2024, we had 2,996 manachised and franchised hotels under development.
●	Manachised Hotels. Our franchisees either lease or own their hotel properties and also invest in the renovation of their properties according to our product standards. Our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels according to our standards, and all of the operating expenses. We manage our manachised hotels and impose the same standards for all manachised hotels to ensure product quality and consistency across our hotel network. Management services we provide to our franchisees for our manachised hotels generally include hiring, appointing, and training hotel managers, managing reservations, providing sales and marketing support, conducting quality inspections and providing other operational support and information. We believe that our manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

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

For our franchised hotels under Deutsche Hospitality, the franchisees have historically been required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 4.0% of the hotel’s gross room revenue turnover and gross operating revenue. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR40,000 to EUR200,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee) and a license fee.

●	Other Revenues. Other revenues of RMB309 million, RMB392 million and RMB550 million (US$76 million) in 2022, 2023 and 2024, respectively, represented revenues generated from services other than the operation of hotel businesses, which mainly included revenues from the provision of IT products and services and revenues from Huazhu Mall and other revenues from legacy DH.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, other operating cost, selling and marketing expenses, general and administrative expenses, and pre-opening expenses. During the COVID-19 period, we had managed to adopt measures to improve our cost structure, including negotiating with landlords to reduce or delay rental payments, streamlining our hotel staff, work shift sharing, temporary furlough of staff, and reducing or eliminating discretionary spending and capital expenditures. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2022		2023		2024
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions, except percentages)
Total revenues	13,862	100.0	21,882	100.0	23,891	3,274	100.0
Operating costs and expenses
Hotel operating costs:
Rents	3,927	28.3	4,290	19.6	4,365	598	18.3
Utilities	603	4.3	685	3.1	690	94	2.9
Personnel costs	3,683	26.6	4,684	21.4	5,326	730	22.3
Depreciation and amortization	1,414	10.2	1,329	6.1	1,254	172	5.2
Consumables, food and beverage	1,026	7.4	1,327	6.1	1,293	177	5.4
Others	1,607	11.6	2,026	9.2	2,357	323	9.9
Total hotel operating costs	12,260	88.4	14,341	65.5	15,285	2,094	64.0
Other operating costs	62	0.5	34	0.2	31	4	0.1
Selling and marketing expenses	613	4.4	1,072	4.9	1,176	161	4.9
General and administrative expenses	1,675	12.1	2,086	9.5	2,508	344	10.5
Pre-opening expenses	95	0.7	35	0.2	50	7	0.2
Total operating costs and expenses	14,705	106.1	17,568	80.3	19,050	2,610	79.7

●	Hotel Operating Costs. Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and owned as well as manachised hotels. Leased and owned hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements, intangible assets and land use rights. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees. We anticipate that our hotel operating costs in absolute amount will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our total revenue may change from period to period mainly driven by three factors: (i) the hotel operating costs as a percentage of revenues from our leased and owned hotels, (ii) the operating costs, mainly personnel costs, as a percentage of revenues from the manachised and franchised business, and (iii) the weight of manachised and franchised hotels in our revenue mix.
●	Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, bank fees for processing bank card payments, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our selling and marketing expenses will increase as our sales increase and as we further expand into new geographic locations and promote our brands.
●	General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and benefits for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, travel and communication expenses of our general and administrative staff, costs of third-party professional services, and office expenses for corporate and regional offices. We expect that our general and administrative expenses will increase as we hire additional personnel and incur additional costs in connection with the expansion of our business.

●	Pre-opening Expenses. Our pre-opening expenses consist primarily of rents, personnel cost, and other miscellaneous expenses incurred prior to the opening of a new leased or owned hotel. Our pre-opening expenses are largely determined by the number of pre-opening hotels in the pipeline and the rental fees incurred during the development stage. Landlords typically offer a two- to eight-month rent-free period at the beginning of the lease. Nevertheless, rental is booked during this period on a straight-line basis. Therefore, a portion of pre-opening expenses is non-cash rental expenses. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed.

EBITDA (Non-GAAP) and Adjusted EBITDA (Non-GAAP). We use earnings before interest income, interest expense, income tax expense (benefit), and depreciation and amortization, or EBITDA, a non-GAAP financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA is a useful financial metric to assess our results of operations before the impact of investing and financing transactions and income taxes and will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, another non-GAAP measure. In 2024, to better reflect the profitability of our core business, we redefined Adjusted EBITDA as EBITDA excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments, and as a result, our Adjusted EBITDA in 2022 and 2023 were adjusted to conform to the 2024 presentation. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We believe that Adjusted EBITDA provides meaningful supplemental information regarding our performance by excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments that may not be indicative of our operating performance. We also believe that: (i) both our management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods; (ii) these non-GAAP financial measures facilitate our management’s internal comparisons to our historical performance; and (iii) these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used regularly by our management in financial and operational decision-making. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net income (loss) attributable to our company	(1,821)	4,085	3,048	418
Interest income	(87)	(248)	(210)	(29)
Interest expense	409	385	318	44
Income tax expense	207	1,204	1,662	228
Depreciation and amortization	1,456	1,414	1,332	183
EBITDA (Non-GAAP)	164	6,840	6,150	844
Share-based compensation expenses	87	143	322	44
(Gain) loss from fair value changes of equity securities, net	359	(109)	66	9
Foreign exchange (gain) loss, net	641	(90)	272	37
(Gain) loss on disposal of investments	(73)	(516)	10	1
Adjusted EBITDA (Non-GAAP)	1,178	6,268	6,820	935

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest income and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA or Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, gain (loss) on disposal of investments, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

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

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%, and the industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. Jizhu Information and Technology (Shanghai) Co., Ltd. (“Jizhu Shanghai”) (previously named Mengguang Information and Technology (Shanghai) Co., Ltd) is a recognized software development entity located in Shanghai of PRC. In November 2018, Jizhu Shanghai was qualified as a high and new tech enterprise, resulting Jizhu Shanghai being subject to a reduced tax rate of 15% in 2018, 2019 and 2020. In December 2021, Jizhu Shanghai was qualified as a high and new tech enterprise, resulting Jizhu Shanghai being subject to a reduced tax rate of 15% in 2021, 2022 and 2023. In December 2024, Jizhu Shanghai was again qualified as a high and new tech enterprise, resulting Jizhu Shanghai being subject to a reduced tax rate of 15% in 2024, 2025 and 2026. Huazhu Cloud (Shanghai) Information and Technology Co., Ltd. (“Huazhu Cloud”) (previously named H-World Information and Technology Co., Ltd.) is qualified as a high and new tech enterprise, resulting Huazhu Cloud being subject to a reduced tax rate of 15% in 2019, 2020 and 2021. In December 2022, Huazhu Cloud was qualified as a high and new tech enterprise, resulting Huazhu Cloud being subject to a reduced tax rate of 15% in 2022, 2023 and 2024.

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

	Year Ended December 31,
	2022		2023		2024
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions, except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	9,148	66.0	13,796	63.0	13,843	1,897	57.9
Manachised and franchised hotels	4,405	31.8	7,694	35.2	9,498	1,301	39.8
Others	309	2.2	392	1.8	550	76	2.3
Total revenues	13,862	100.0	21,882	100.0	23,891	3,274	100.0
Operating costs and expenses(1):
Hotel operating costs	12,260	88.4	14,341	65.5	15,285	2,094	64.0
Other operating costs	62	0.5	34	0.2	31	4	0.1
Selling and marketing expenses	613	4.4	1,072	4.9	1,176	161	4.9
General and administrative expenses	1,675	12.1	2,086	9.5	2,508	344	10.5
Pre-opening expenses	95	0.7	35	0.2	50	7	0.2
Total operating costs and expenses	14,705	106.1	17,568	80.3	19,050	2,610	79.7
Goodwill impairment loss	—	—	4	0.0	—	—	—
Other operating income, net	549	4.0	404	1.8	359	49	1.5
Income (loss) from operations	(294)	(2.1)	4,714	21.5	5,200	713	21.8
Interest income	87	0.6	248	1.1	210	29	0.9
Interest expense	409	3.0	385	1.7	318	44	1.3
Other income, net	10	0.1	573	2.6	51	7	0.2
(Loss) gain from fair value changes of equity securities, net	(359)	(2.6)	109	0.5	(66)	(9)	(0.3)
Foreign exchange (loss) gain, net	(641)	(4.6)	90	0.4	(272)	(37)	(1.1)
Income (loss) before income taxes	(1,606)	(11.6)	5,349	24.4	4,805	659	20.2
Income tax expense	207	1.4	1,204	5.5	1,662	228	7.0
Loss from equity method investments	(36)	(0.3)	(14)	(0.0)	(41)	(6)	(0.2)
Net (loss) income	(1,849)	(13.3)	4,131	18.9	3,102	425	13.0
Less: net (loss) income attributable to noncontrolling interest	(28)	(0.2)	46	0.2	54	7	0.2
Net (loss) income attributable to H World Group Limited	(1,821)	(13.1)	4,085	18.7	3,048	418	12.8

Note:

(1)	Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2022	2023	2024
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Share-based compensation expenses	87	143	322	44

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

The following table provides a summary of our operating segment results for the years ended December 31, 2022, 2023 and 2024.

	Years Ended December 31,
	2022				2023				2024
	Legacy	Legacy			Legacy	Legacy			Legacy	Legacy
	Huazhu	DH	Elimination	Total	Huazhu	DH	Elimination	Total	Huazhu	DH	Elimination	Total
Total revenues	10,661	3,212	(11)	13,862	17,444	4,465	(27)	21,882	19,029	4,881	(19)	23,891
Adjusted EBITDA	1,273	(92)	(3)	1,178	6,185	84	(1)	6,268	6,974	(154)	(0)	6,820

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Total Revenues. Our total revenues increased by 9.2% from RMB21,882 million in 2023 to RMB23,891 million (US$3,274 million) in 2024. This increase was primarily due to expansion of our hotel network.

●	Leased and Owned Hotels. Total revenues from our leased and owned hotels increased to RMB13,843 million (US$1,897 million) in 2024 from RMB13,796 million in 2023.
●	Manachised and Franchised Hotels. Total revenues from our manachised and franchised hotels increased by 23.4% from RMB7,694 million in 2023 to RMB9,498 million (US$1,301 million) in 2024, primarily due to the increased number of our manachised hotels.
●	Other Revenues. Other revenues increased by 40.3% from RMB392 million in 2023 to RMB550 million (US$76 million) in 2024.

Operating Costs and Expenses. Our total operating costs and expenses increased by 8.4% from RMB17,568 million in 2023 to RMB19,050 million (US$2,610 million) in 2024.

●	Hotel Operating Costs. Our hotel operating costs increased by 6.6% from RMB14,341 million in 2023 to RMB15,285 million (US$2,094 million) in 2024, primarily due to the rising personnel costs as our hotel network continued to expand. Our hotel operating costs as a percentage of total revenues decreased from 65.5% in 2023 to 64.0% in 2024.
●	Selling and Marketing Expenses. Our selling and marketing expenses increased by 9.7% from RMB1,072 million in 2023 to RMB1,176 million (US$161 million) in 2024. Our selling and marketing expenses as a percentage of total revenues remained flat at 4.9% in 2023 and 2024.
●	General and Administrative Expenses. Our general and administrative expenses increased by 20.2% from RMB2,086 million in 2023 to RMB2,508 million (US$344 million) in 2024. The increase was mainly due to increased headcount as well as an increase in share-based compensation to attract and retain core employees who are key to our sustainable long-term business growth.

●	Pre-opening Expenses. Our pre-opening expenses increased by 42.9% from RMB35 million in 2023 to RMB50 million (US$7 million) in 2024. Our pre-opening expenses as a percentage of total revenues remained flat at 0.2% in 2023 and 2024. Our pre-opening expenses in 2024 was primarily from legacy Huazhu.

Other Operating Income, Net. Our other operating income decreased by 11.1% from RMB404 million in 2023 to RMB359 million (US$49 million) in 2024.

Income (Loss) from Operations. As a result of the foregoing, our income from operations increased by 10.3% from RMB4,714 million in 2023 to RMB5,200 million (US$713 million) in 2024.

Interest Expense, Net. Our net interest expense was RMB108 million (US$15 million) in 2024. Our interest income was RMB210 million (US$29 million), and our interest expense was RMB318 million (US$44 million) in 2024. Our net interest expense was RMB137 million in 2023. Our interest income was RMB248 million, and our interest expense was RMB385 million in 2023.

Other Income, Net. We recorded other income, net of RMB51 million (US$7 million) in 2024, compared to other income, net of RMB573 million in 2023. The higher other income, net in 2023 was mainly due to gains from sales of Accor’s shares.

(Loss) Gain from Fair Value Changes of Equity Securities, Net. (Loss) gain from fair value changes of equity securities, net mainly represents the (loss) gain from our investment in equity securities with readily determinable fair values. Our loss from fair value changes of equity securities was RMB66 million (US$9 million) in 2024, primarily due to loss from fair value changes of UBOX shares.

Foreign Exchange (Loss) Gain. Our foreign exchange loss was RMB272 million (US$37 million) in 2024, compared to our foreign exchange gain of RMB90 million in 2023. Our foreign exchange loss in 2024 was primarily attributable to certain internal loan receivables denominated in Euro as a result of the Euro’s depreciation.

Income Tax Expense. Our income tax expense was RMB1,662 million (US$228 million) in 2024, compared to income tax expense of RMB1,204 million in 2023. Our effective tax rate in 2024 was 34.6%, compared with 22.5% in 2023. The higher effective tax rate in 2024 was mainly attributable to increased withholding tax related to dividend distribution.

Equity Method Investments. Our loss from equity method investments increased from RMB14 million in 2023 to RMB41 million (US$6 million) in 2024, primarily due to the increase in losses incurred by certain of our investee companies.

Net Income (Loss) Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net income attributable to noncontrolling interest was RMB54 million (US$7 million) in 2024.Net income attributable to noncontrolling interest was RMB46 million in 2023.

Net Income (Loss) Attributable to H World Group Limited. As a result of the foregoing, net income attributable to H World Group Limited decreased from RMB4,085 million in 2023 to RMB3,048 million (US$418 million) in 2024.

Segment Results

Total Revenue. Legacy Huazhu’s total revenues for 2024 were RMB19,029 million (US$2,607 million), representing a 9.1% increase from RMB17,444 million in 2023 as a result of our hotel network expansion. Legacy DH’s total revenues from 2024 were RMB4,881 million (US$669 million), representing a 9.3% increase from RMB4,465million in 2023 primarily due to optimized hotel operations and improved hotel performance.

Adjusted EBITDA. Legacy Huazhu’s adjusted EBITDA from 2024 was RMB6,974 million (US$955 million), representing an increase from RMB6,185 million in 2023 as a result of our hotel network expansion. Legacy DH’s negative adjusted EBITDA from 2024 was RMB154 million (US$21 million), representing a decrease from its adjusted EBITDA of RMB84 million in 2023, primarily due to increased impairment loss from intangible assets and restructuring costs incurred in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total Revenues. Our total revenues increased by 57.9% from RMB13,862 million in 2022 to RMB21,882 million in 2023. This increase was primarily due to our continuous business recovery from COVID-19 and increased occupancy rate, driven by an increased demand for leisure travel and the continued recovery for business travel.

●	Leased and Owned Hotels. Total revenues from our leased and owned hotels increased by 50.8% from RMB9,148 million in 2022 to RMB13,796 million in 2023. This increase was primarily due to our continuous business recovery from COVID-19.
●	Manachised and Franchised Hotels. Total revenues from our manachised and franchised hotels increased by 74.7% from RMB4,405 million in 2022 to RMB7,694 million in 2023 due to our business recovery from COVID-19.
●	Other Revenues. Other revenues increased by 26.9% from RMB309 million in 2022 to RMB392 million in 2023.

Operating Costs and Expenses. Our total operating costs and expenses increased by 19.5% from RMB14,705 million in 2022 to RMB17,568 million in 2023.

●	Hotel Operating Costs. Our hotel operating costs increased by 17.0% from RMB12,260 million in 2022 to RMB14,341 million in 2023. This increase was primarily due to an increase in the personnel costs and consumables, food and beverage, which was in line with the increase in our occupancy rate and revenues. Our hotel operating costs as a percentage of total revenues decreased from 88.4% in 2022 to 65.5% in 2023.
●	Selling and Marketing Expenses. Our selling and marketing expenses increased by 74.9% from RMB613 million in 2022 to RMB1,072 million in 2023, mainly due to higher commissions to travel agencies and promotional expenses associated with business recovery. Our selling and marketing expenses as a percentage of total revenues increased slightly from 4.4% in 2022 to 4.9% in 2023.
●	General and Administrative Expenses. Our general and administrative expenses increased by 24.5% from RMB1,675 million in 2022 to RMB2,086 million in 2023. The increase was mainly attributable to higher personnel costs along with our business recovery. Our general and administrative expenses as a percentage of total revenues decreased from 12.1% in 2022 to 9.5% in 2023, primarily attributable to our increased revenues and economies of scale.
●	Pre-opening Expenses. Our pre-opening expenses decreased by 63.2% from RMB95 million in 2022 to RMB35 million in 2023 due to more selective openings of leased and owned hotels. Our pre-opening expenses as a percentage of total revenues decreased from 0.7% in 2022 to 0.2% in 2023. Our pre-opening expenses in 2023 was primarily from legacy Huazhu.

Other Operating Income, Net. Our other operating income decreased by 26.4% from RMB549 million in 2022 to RMB404 million in 2023, mainly because we received higher COVID-related government subsidies and insurance compensation granted to legacy DH in 2022 compared to 2023.

Income (Loss) from Operations. As a result of the foregoing, we had income from operations of RMB4,714 million in 2023, compared to loss from operations of RMB294 million in 2022.

Interest Expense, Net. Our net interest expense was RMB137 million in 2023. Our interest income was RMB248 million, and our interest expense was RMB385 million in 2023. Our net interest expense was RMB322 million in 2022. Our interest income was RMB87 million, and our interest expense was RMB409 million in 2022.

Other Income, Net. We recorded other income, net of RMB573 million in 2023, compared to other income, net of RMB10 million in 2022. The higher other income, net in 2023 was mainly due to gains from sales of Accor’s shares.

(Loss) Gain from Fair Value Changes of Equity Securities, Net. (Loss) gain from fair value changes of equity securities, net mainly represents the unrealized (loss) gain from our investment in equity securities with readily determinable fair values. Our gain from fair value changes of equity securities was RMB109 million in 2023, primarily due to gains from fair value changes of UBOX in 2023 and we no longer incurred losses from holding Accor shares after we sold those shares in 2023. We had loss from fair value changes of equity securities of RMB359 million in 2022.

Foreign Exchange (Loss) Gain. Our foreign exchange gain was RMB90 million in 2023, compared to our foreign exchange loss of RMB641 million in 2022. Our foreign exchange gain in 2023 was primarily attributable to certain internal loan receivables denominated in Euro as a result of the Euro’s appreciation.

Income Tax Expense. Our income tax expense was RMB1,204 million in 2023, compared to income tax expense of RMB207 million in 2022. Our effective tax rate in 2023 was 22.5%, compared with negative 12.9% in 2022.

Equity Method Investments. Our loss from equity method investments decreased from RMB36 million in 2022 to RMB14 million in 2023, primarily due to the decrease in losses incurred by certain of our investee companies.

Net (Loss) Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net income attributable to noncontrolling interest was RMB46 million in 2023, primarily due to our business recovery. The net loss attributable to noncontrolling interest was RMB28 million in 2022.

Net (Loss) Income Attributable to H World Group Limited. As a result of the foregoing, we recorded net income attributable to H World Group Limited of RMB4,085 million in 2023, compared to net loss attributable to H World Group Limited of RMB1,821 million in 2022.

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

Adjusted EBITDA. Legacy Huazhu’s adjusted EBITDA from 2023 was RMB6,185 million, representing a significant increase from RMB1,273 million in 2022 as a result of our business recovery from COVID-19 in China. Legacy DH’s adjusted EBITDA from 2023 was RMB84 million, representing a significant improvement from negative RMB92 million in 2022 due to the continuous business recovery of our European business.

Outstanding Indebtedness

In May 2020, we issued US$500 million Convertible Senior Notes (the “2026 Notes”). The 2026 Notes will mature on May 1, 2026 and bear interest at a rate of 3.00% per annum, payable in arrears semi-annually on May 1 and November 1 of each year, beginning on November 1, 2020. The 2026 Notes can be converted into our ADSs at an initial conversion rate of 23.971, subject to adjustment in some events, of our ADSs per US$1,000 principal amount of the 2026 Notes (equivalent to an initial conversion price of US$41.72 per ADS). The holders may require our Company to repurchase all or portion of the 2026 Notes for cash on May 1, 2024, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In 2023, RMB0.01 million of the 2026 Notes was converted into 24 ADSs upon holders’ requests. As of December 31, 2023, we reclassified the 2026 Notes as short-term debt as the holders have a put option which can be exercised within one year. After May 1, 2024, we reclassified the 2026 Notes as long-term debt because the put option was not exercised.

In August 2022, we entered into a 3-year long-term facility of EUR220 million and RMB-equivalent of EUR110 million term facility, and EUR70 million revolving credit facility agreement with several banks. The EUR70 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan for each interest period is the aggregate of the applicable Margin and EURIBOR or one-year benchmark LPR. The margin for each loan depends on the currency of loan, a loan denominated in EUR means 1.55% per annum and a loan denominated in RMB means -0.15% to -0.2% per annum. There are some financial covenants including interest cover, leverage and book equity related to this facility. We were fully in compliance with the amended covenants in 2023 and 2024. As of December 31, 2024, we had drawn down EUR220 million, RMB equivalent of EUR110 million and EUR70 million under the facility agreement and repaid EUR220 million, RMB equivalent of EUR11 million and EUR70 million, respectively.

In March 2024, we entered into a five-year syndicated loan contract with a facility amount of RMB400 million expiring in March 2029. Buildings with a net book value of RMB510 million and land use rights with a net book value of RMB69 million are pledged as collateral for the loan. The interest rate resets every year and is based on the People’s Bank of China one-year benchmark LPR minus 55 basis points on the pricing date There are some financial covenants, including revenue and profit related to this facility, and we were in compliance with the covenants as of December 31, 2024. As of December 31, 2024, we had drawn down RMB340 million under the facility agreement and repaid RMB15 million. As of December 31, 2024, the outstanding loan amount is RMB325 million.

As of December 31, 2024, we had a total debt balance of RMB5.4 billion (US$0.7 billion), unutilized facilities of approximately RMB3.3 billion.

We had complied with the covenants under our existing banking facilities as of December 31, 2024.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, proceeds from our follow-on offering of ADSs in January 2023, borrowings from commercial banks, and issuance of convertible senior notes due 2026. As of December 31, 2024, we had RMB7,474 million (US$1,024 million) in cash and cash equivalents and RMB50 million (US$7 million) in restricted cash. Our cash and cash equivalents and restricted cash consist of cash on hand, liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use, deposits used as security against borrowings, and deposits restricted due to contract disputes or lawsuits or special purpose. Our cash and cash equivalents as of December 31, 2024 primarily consisted of Renminbi and U.S. dollars.

As of December 31, 2024, we had 17 properties for our leased and owned hotels under development. As of December 31, 2024, we expected to incur approximately RMB638 million (US$87 million) of capital expenditures in connection with (i) certain recently completed leasehold improvements and installation of equipment and (ii) the funding of the leasehold improvements and installation of equipment of these 17 leased and owned hotels, which is expected to be incurred within one to two years. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net cash provided by operating activities	1,564	7,674	7,518	1,030
Net cash used in investing activities	(522)	(1,477)	(2,239)	(307)
Net cash used in financing activities	(1,394)	(3,720)	(5,504)	(754)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	297	164	30	4
Net (decrease) increase in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	(55)	2,641	(195)	(27)
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	—	17	(9)	(1)
Cash, cash equivalents and restricted cash at the beginning of the year	5,141	5,086	7,710	1,057
Cash, cash equivalents and restricted cash at the end of the year	5,086	7,710	7,524	1,031

Operating Activities

In 2022, 2023 and 2024, we financed our operating activities primarily through cash generated from operations.

Net cash provided by operating activities amounted to RMB7,518 million (US$1,030 million) in 2024, primarily attributable to (i) our net income of RMB3,102 million, (ii) an added-back of RMB2,300 million in noncash lease expense, and (iii) an added-back of RMB1,332 million in noncash depreciation and amortization, partially offset by a decrease in operating lease liabilities of RMB2,453 million.

Net cash provided by operating activities amounted to RMB7,674 million in 2023, primarily attributable to (i) our net income of RMB4,131 million, (ii) an added-back of RMB2,163 million in noncash lease expense, (iii) an added-back of RMB1,414 million in noncash depreciation and amortization, and (iv) an increase in accrued expenses and other current liabilities of RMB1,133 million, partially offset by a decrease in operating lease liabilities of RMB2,548 million.

Net cash provided by operating activities amounted to RMB1,564 million in 2022, primarily attributable to (i) an add-back of RMB2,257 million in noncash lease expense and (ii) an add-back of RMB1,456 million in depreciation and amortization, partially offset by (i) our net loss of RMB1,849 million and (ii) a decrease in operating lease liabilities of RMB1,608 million.

Investing Activities

Net cash used in investing activities increased from RMB1,477 million in 2023 to RMB2,239 million (US$307 million) in 2024, primarily due to (i) purchases of investments of RMB4,017 million mainly related to our purchase of time deposits and financial products and (ii) purchase of property and equipment of RMB883 million, partially offset by proceeds from maturity/sale and return of investments of RMB2,563 million.

Net cash used in investing activities increased from RMB522 million in 2022 to RMB1,477 million in 2023, primarily due to (i) purchases of investments of RMB3,509 million mainly related to our purchase of time deposits and financial products and (ii) purchase of property and equipment of RMB894 million, partially offset by proceeds from maturity/sale and return of investments of RMB2,972 million.

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

We had net cash used in financing activities of RMB5,504 million (US$754 million) in 2024, compared with net cash used in financing activities of RMB3,720 million in 2023. Net cash used in financing activities in 2024 primarily consisted of (i) dividends paid of RMB3,480 million, (ii) payment of repurchases of ordinary shares of RMB1,172 million and (iii) purchase of prepaid put option of RMB710 million.

We had net cash used in financing activities of RMB3,720 million in 2023, compared with net cash used in financing activities of RMB1,394 million in 2022. Net cash used in financing activities in 2023 primarily consisted of repayment of short-term debt of RMB3,436 million and repayment of long-term debt of RMB2,336 million, partially offset by (i) net proceeds from issuance of ordinary shares of RMB1,973 million and (ii) proceeds from debt of RMB1,169 million.

We had net cash used in financing activities of RMB1,394 million in 2022, compared with net cash used in financing activities of RMB1,801 million in 2021. Net cash used in financing activities in 2022 primarily consisted of proceeds from short-term debt of RMB4,249 million, proceeds from long-term debt of RMB2,797 million and repayment of convertible senior notes of RMB3,406 million, partially offset by (i) repayment of short-term debt of RMB1,935 million and (ii) repayment of long-term debt of RMB2,364 million.

Capital Expenditure

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our cash paid on capital expenditures totaled RMB1,053 million, RMB901 million and RMB898 million (US$123 million) in 2022, 2023 and 2024, respectively. Our capital expenditures in 2024 consisted of RMB883 million (US$121 million) in property and equipment and RMB15 million (US$2 million) in software and license. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

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

Except as disclosed in the table and discussion below, the VIEs have not distributed and do not currently have any plans to distribute any earnings or settle any amounts owed under the contractual agreements to our subsidiaries. The VIEs in aggregate contributed an insignificant portion (less than 1%) of our total retained earnings as of December 31, 2022, 2023 and 2024.

The following table presents the cash flows among the Company, its subsidiaries and the VIEs for the fiscal years ended December 31, 2022, 2023 and 2024.

Cash transfer between our company, subsidiaries and VIEs
(RMB in millions)
Cash flows between subsidiaries and VIEs	2022	2023	2024
Loans from subsidiaries to the VIEs under the contractual arrangement	1	—	0
Cash receipts by the VIEs from subsidiaries for services	30	21	12
Loans to subsidiaries by the VIEs	(2)	—	—
Repayment of loans by subsidiaries	5	—	—

Cash flows between holding company and subsidiaries(1)	2022	2023	2024
Loans to subsidiaries	(750)	(987)	(0)
Repayment of loans by subsidiaries	4,165	2,061	1,000
Loans from subsidiaries	798	2,574	2,553
Repayment of loans from subsidiaries	—	(540)	(457)
Dividend payment from subsidiaries	—	—	19

Note:

(1)	Includes overseas and PRC subsidiaries.

For the years ended December 31, 2022, 2023 and 2024,

●	our subsidiaries paid service fee totaled approximately RMB30 million, RMB21 million and RMB12 million (US$2 million), respectively, to the VIEs for telecommunication services and internet-related services provided to hotels;

●	cash inflows of the VIEs were primarily provided via loan arrangements with our subsidiaries, our payment to the VIEs for inter-group transactions, and capital contributions of the nominee shareholders;
●	the VIEs lent approximately RMB2 million, nil and nil, respectively, to our subsidiaries other than HZ Hotel Management, and these subsidiaries repaid RMB5 million, nil and nil, respectively, to the VIEs for loans that the VIEs previously provided to them;
●	cash was transferred from H World Group Limited to our subsidiaries primarily through shareholder loans. In these same respective periods, our subsidiaries borrowed approximately RMB750 million, RMB987 million and RMB0 million, respectively, from H World Group Limited, and our subsidiaries repaid a total of approximately RMB4,165 million, RMB2,061 million and RMB1,000 million (US$137 million) loans, respectively, to H World Group Limited;
●	our subsidiaries provided RMB798 million, RMB2,574 million and RMB2,553 million (US$350 million) loans, respectively, to H World Group Limited, and H World Group Limited repaid approximately nil, RMB540 million and RMB457 million (US$63 million), respectively, to these subsidiaries for such loans; and
●	our subsidiaries paid dividend of nil, nil and RMB19 million (US$3 million), respectively, to H World Group Limited.

Other than the transfers described above, no assets were transferred among H World Group Limited, our subsidiaries, and the VIEs for the years ended December 31, 2022, 2023 and 2024.

Restrictions on Cash Transfers to Us

H World Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China and Europe. We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our subsidiaries and/or the VIEs, to us and holders of the ADSs as well as the ability to settle amounts owed under the contractual arrangements with the VIEs. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. In particular, subject to certain cumulative limits, the statutory reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a PRC subsidiary’s registered capital. These reserve funds can only be used for such specific purposes as provided in PRC laws and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of these requirements under PRC laws and regulations, as of December 31, 2024, approximately RMB4,181 million (US$573 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

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

Dividends or Distributions to US Investors

We consider making an ordinary dividend distribution semi-annually, the aggregate amount of which for each financial year shall be no less than 60% of our net income in such financial year.

On March 3, 2022, our company declared a cash dividend of approximately US$68 million. On November 29, 2023, our company declared a cash dividend of approximately US$300 million, including an ordinary dividend in the amount of approximately US$200 million and a special dividend in the amount of approximately US$100 million. On July 23, 2024, our company declared a cash dividend of approximately US$200 million. On March 20, 2025, our company declared a cash dividend of approximately US$300 million.

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

In 2022, 2023 and 2024, RMB1,310 million, RMB1,454 million and RMB3,787 million were paid as dividends from our PRC subsidiaries to our Hong Kong and Singapore subsidiaries, respectively. In 2024, RMB208 million of PRC withholding tax was incurred as a result of our distribution of dividends. Except as disclosed under “—Transfer of Cash within Our Organization,” no other dividend or distribution was made by our offshore subsidiaries to our company in 2022, 2023 and 2024.

As of December 31, 2024, we planned to distribute RMB3,135 million from our PRC subsidiaries to our oversea subsidiaries, and we have accrued for an additional PRC dividend withholding tax of RMB191 million as a result. Other than these planned dividends distributions, we intend to indefinitely reinvest the remaining undistributed earnings of PRC subsidiaries, of which, no provision for PRC dividend withholding tax has been accrued.

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

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Technology Infrastructure and Digitalization” and “— Intellectual Property”.

5.D. Trend Information

Jizhu Shanghai is a recognized software development entity located in Shanghai of PRC. In November 2018, Jizhu Shanghai was qualified as high and new tech enterprise, resulting in it being subject to a reduced tax rate of 15% in 2018, 2019 and 2020. In December 2021, Jizhu Shanghai was qualified as high and new tech enterprise, resulting Jizhu Shanghai subject to a reduced tax rate of 15% in 2021,2022 and 2023. In December 2024, Jizhu Shanghai was again qualified as a high and new tech enterprise, resulting Jizhu Shanghai being subject to a reduced tax rate of 15% in 2024, 2025 and 2026. Huazhu Cloud is qualified as high and new tech enterprise, resulting in Huazhu Cloud being subject to a reduced tax rate of 15% in 2019, 2020 and 2021. In December 2022, Huazhu Cloud was qualified as high and new tech enterprise, resulting Huazhu Cloud subject to a reduced tax rate of 15% in 2022, 2023 and 2024. Pursuant to the relevant regulations applicable to small and micro businesses, several PRC subsidiaries enjoy a preferential tax rate of 20% with a discount to taxable income. From January 1, 2022 to December 31, 2022, for taxable income less than RMB1 million, 87.5% of the taxable income would be exempted in tax computation, and for taxable income over RMB1 million but less than RMB3 million, the discount would be 75%. From January 1, 2023 to December 31, 2027, for taxable income less than RMB3 million, 75% of the taxable income would be exempted in tax computation. Entities qualified as small and micro businesses shall be engaged in industries not restricted or prohibited by the state, which simultaneously meet the following three conditions: annual taxable income does not exceed RMB3 million, the number of employees does not exceed 300, and the total assets does not exceed RMB50 million. The aggregate amount and per share effect of tax holidays were as follows:

	Year Ended December 31,
	2022	2023	2024
	(RMB)	(RMB)	(RMB)
	(In millions, except per share data)
Aggregate amount	22	60	47
Per share effect—basic	0.01	0.02	0.02
Per share effect—diluted	0.01	0.02	0.02

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

5.E. Critical Accounting Estimates

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

Determining whether impairment indicators exist and estimating the fair value of our goodwill reporting units and intangible assets for impairment testing require significant judgment. Brand names are evaluated for impairment using an income approach utilizing the relief from royalty method. The determination of the fair value using the discounted cash flow model requires our management to make significant estimates and assumptions related to projected hotels’ revenues, growth rates, projected operating cost, royalty saving rates and discount rates.

The assumptions used to assess impairment consider historical trends, macroeconomic conditions, and projections are consistent with our operating strategy. Changes in these estimates can have a significant impact on the assessment of fair value which could result in material impairment losses.

For the year ended December 31, 2024, we performed a quantitative assessment of goodwill for legacy DH. No goodwill impairment charges were recorded as a result of the testing. The estimated fair value of goodwill for legacy DH exceeded the calculated carrying value by more than 30%. A 5% decline in projected cash flows or increase in the discount rate would not result in an impairment.

We also performed quantitative impairment testing for brand names for legacy DH. As of December 31, 2024, the estimated fair value of one brand name acquired in DH acquisition was lower than its carrying value, and an impairment of RMB391 million was recognized in 2024, which reduced the carrying value by 16%. A 5% increase in the discount rate or decrease in royalty saving rate could result in further impairment charges of approximately RMB129 million and RMB105 million, respectively. In addition, the estimated fair value of both the other two brand names acquired in DH acquisition exceeded their carrying value by approximately 177% and 112%, respectively. A 5% increase in the discount rate or decrease in royalty saving rate would not result in impairments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is No. 1299 Fenghua Road, Jiading District, Shanghai 201803, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title
Qi Ji	58	Founder and Executive Chairman of the Board of Directors
John Jiong Wu	57	Co-founder, Independent Director
Tong Tong Zhao	58	Co-founder, Independent Director
Jie Zheng	54	Executive Director
Jian Shang	57	Independent Director
Theng Fong Hee	70	Independent Director
Lei Cao	50	Independent Director
Hui Jin	47	Chief Executive Officer
Hui Chen	58	Chief Financial Officer

Qi Ji is our founder, and was appointed as a director in February 2007. Mr. Ji has also served as the executive chairman of our board since August 2009. Prior to his current role, he also served as our chief executive officer from 2007 to August 2009, from January 2012 to May 2015, and from November 2019 to September 2021. He co-founded Home Inns & Hotels Management Inc. and served as its chief executive officer from 2002 to January 2005. He also co-founded Trip.com Group Limited (“Trip.com,” a company listed on the NASDAQ, ticker symbol: TCOM), one of the largest online travel services providers in China, in 1999, acted as its chief executive officer and president until 2001, and currently serves on Trip.com’s board as an independent director. Mr. Ji received his bachelor’s degree in engineering mechanics and master degree in mechanical engineering from Shanghai Jiao Tong University in the PRC in 1989 and February 1992, respectively.

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

Jie Zheng has served as our executive director since July 2024. Ms. Zheng has over 20 years of leadership experience across automotive and hospitality sectors both in China and internationally. Ms. Zheng is currently a venture partner of Peeli Ventures, where she provides management consulting for portfolio companies in consumer goods and MarTech industries. Ms. Zheng served as our chief strategist from October 2019 to September 2020, and rejoined us in January 2023 as a senior advisor and has served as a supervisory board member of Steigenberger Hotels GmbH since November 2023. From October 2010 to April 2019, Ms. Zheng held various positions within Fiat Chrysler Automobiles Group in China (“FCA China”), including chief executive officer of FCA China (currently known as Stellantis) and general manager of GAC Fiat Chrysler Automobiles Sales Co., Ltd. Prior to that, Ms. Zheng served as the vice president of marketing in Chrysler Group China Sales Ltd. from May 2008 to October 2010, the vice president of communications of Honeywell (China) Co., Ltd. from January 2007 to May 2008, the vice president of global public affairs and communications of OnStar Corporation (a subsidiary of General Motors) in the U.S. from October 2005 to January 2007, the assistant manager, senior manager and director, successively, of public affairs and communications of General Motors China Inc. from January 1997 to September 2005, and a business reporter of China Daily and Shanghai Star from July 1993 to January 1997. Ms. Zheng obtained her bachelor’s degree in international journalism from Shanghai International Studies University in 1993, master’s degree of business administration from Rutgers University in 2004, master’s degree in psychology from Arizona State University in 2023, and is currently pursuing her PhD degree in psychology from California Institute of Integral Studies. Ms. Zheng was awarded the Most Influential Business Women in China by Fortune in 2011, 2014, 2017 and 2018, respectively, and she has also received Mulan Award for Top Business Women in China by China Entrepreneur for six consecutive years since 2013.

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

Hui Chen has served as our chief financial officer since September 2024. Ms. Chen initially joined us in 2014, and from 2014 to early 2016, Ms. Chen served as our executive vice president of finance responsible for internal financial management and then chief financial officer. From March 2018 to February 2020, Ms. Chen served as the chief financial officer of Cjia Group Limited, our affiliate company which primarily engages in providing apartment services. In February 2020, Ms. Chen rejoined us as the chief compliance officer. Ms. Chen then served as our chief financial officer from May 2021 to December 2022 and our chief compliance officer since December 2022. Ms. Chen’s other previous work experiences also include chief financial officer of Home Inns Group and finance director of Trip.com. Ms. Chen received her master’s degree in management from Shanghai Jiaotong University.

Employment Agreements

We have entered into an employment agreement with each of our named executive officers. Each of our named executive officers is employed for a specified time period, which will be automatically extended unless either we or the named executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or compensation, for certain acts, including but not limited to the conviction of a criminal offence and negligent or dishonest acts to our detriment. A named executive officer may terminate his or her employment at any time with a one-month prior written notice.

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

6.B. Compensation

For the fiscal year ended December 31, 2024, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB24 million (US$3 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

2023 Share Incentive Plan

In June 2023, our board of directors adopted our 2023 Share Incentive Plan with purposes similar to our Amended 2009 Plan. In June 2024, our shareholders amended and restated the 2023 Share Incentive Plan (the “Amended 2023 Plan”). 300 million ordinary shares may be issued under our Amended 2023 Plan.

Plan Administration. The compensation committee administers our Amended 2023 Plan. Our ESOP administration committee, currently comprised solely of Mr. Qi Ji, has been delegated certain authorities, among others, to grant, in its sole discretion, restricted stock units and options to be issued under the respective share incentive plans to any of our directors, senior management, employees and consultants, provided that the aggregate number of shares covered by any single grant it makes shall not exceed 5,000,000 ordinary shares and that any such grant shall be made in compliance with the rules of the Amended 2023 Plan.

Types of Awards.

●	Options. The purchase price per share under an option will be determined by the compensation committee or a committee otherwise appointed by our board and set forth in the award agreement. The term of an option granted under the Amended 2023 Plan must not exceed ten years from the grant date, and a shorter term may be required.
●	Restricted Stock and Restricted Stock Units. An award of restricted stock is a grant of our ordinary shares subject to restrictions the compensation committee or the committee otherwise appointed by our board of directors may impose. A restricted stock unit is a contractual right that is denominated in our ordinary shares, each of which represents a right to receive the value of a share or a specified percentage of such value upon the terms and conditions set forth in the Amended 2023 Plan and the applicable award agreement.
●	Other Stock-based Awards. The compensation committee or the committee otherwise appointed by our board of directors is authorized to grant other stock-based awards that are denominated or payable in or otherwise related to our ordinary shares such as stock appreciation rights and rights to dividends and dividend equivalents. Terms and conditions of such awards will be determined by the compensation committee or the committee otherwise appointed by our board of directors. Unless the awards are granted in substitution for outstanding awards previously granted by an entity that we acquired or combined, the value of the consideration for the ordinary shares to be purchased upon the exercise of such awards shall not be less than the fair market value of the underlying ordinary shares on the grant date.

Vesting Schedule. As of the date of this annual report, we have entered into option agreements and restricted stock award agreements respectively under our Amended 2023 Plan. Pursuant to our typical option agreement, 50% of the options granted shall vest on the second anniversary of the date of grant specified in the corresponding option agreement, and 1/48 of the options shall vest each month thereafter over the next two years on the first day of each month, subject to the optionee’s continuing to provide services to us. Pursuant to our typical restricted stock award agreement, 50% of the restricted stock granted shall vest on the second anniversary of the vesting commencement date specified in the corresponding restricted stock award agreement, and 1/8 of the restricted stock shall vest each six-month period over the next two years on the last day of each six-month period, subject to the grantee’s employment or service with us.

Termination of the Amended 2023 Plan. Our Amended 2023 Plan will terminate in 2038. Our board of directors may amend, alter, suspend, discontinue or terminate our Amended 2023 Plan at any time. No amendment, alteration, suspension, discontinuation or termination of these plans shall adversely impair the rights of any participant with respect to an outstanding award, unless mutually agreed otherwise between the participant and the administrator.

The following tables summarize the outstanding options and restricted stocks that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of December 31, 2024.

	Ordinary Shares
	Underlying
	Outstanding Options	Exercise Price
Name	Awarded	(US$/Share)	Date of Grant	Date of Expiration
Qi Ji	8,045,450	2.8	May 31, 2023	May 31, 2033
Hui Jin	*	2.8	May 31, 2023	May 31, 2033
Hui Chen	*	2.8	May 31, 2023	May 31, 2033
Other individuals as a group(1)	11,125,220	2.8	May 31, 2023	May 31, 2033

Ordinary Shares
Underlying
Outstanding Restricted
Name	Stocks Awarded	Date of Grant
Qi Ji	8,045,450	May 31, 2023
	32,181,800	January 17, 2024
Hui Jin	*	March 26, 2015
	*	May 9, 2022
	*	May 31, 2023
	*	January 17, 2024
Hui Chen	*	November 3, 2020
	*	May 9, 2022
	*	May 31, 2023
	*	December 27, 2023
	*	January 17, 2024
	*	November 27, 2024
Jian Shang	*	June 28, 2024
Lei Cao	*	June 28, 2024
Other individuals as a group(1)	71,050,670	March 17, 2015 – November 27, 2024
*	Upon exercise of all options granted and vesting restricted stock granted, would beneficially own less than 1% of our outstanding ordinary shares.
(1)	The number may subject to change as certain of the awards granted are subject to performance conditions.

6.C. Board Practices

General

Our board of directors currently consists of seven directors. Under our currently effective memorandum and articles of association, our board of directors shall consist of no less than two directors. Pursuant to our currently effective articles of association, our directors may be elected by our shareholders. If our board appoints any person as a director to fill a casual vacancy or as an addition to our existing board, such director shall be subject to re-election at our first subsequent annual general meeting. There is no shareholding requirement for qualification to serve as a member of our board of directors.

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

6.D. Employees

We had 24,335, 26,985 and 28,502 employees as of December 31, 2022, 2023 and 2024, respectively. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Some of our employees are represented by Unions and Works Councils, with a variety of collective bargaining agreements in place. Generally, we consider the relationships between us and Unions and Works Councils that represent our employees to be respectful.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2025 by:

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	977,841,260	(2)	31.8%
John Jiong Wu	*	(4)	*
Tong Tong Zhao	263,246,520	(3)	8.6%
Jie Zheng	*		*
Jian Shang	*		*
Theng Fong Hee	—		—
Lei Cao	*		*
Hui Jin	*		*
Hui Chen	*		*
All Directors and Executive Officers as a Group	994,052,730	(5)	32.4%
Principal Shareholders:
Winner Crown Holdings Limited	696,880,420	(6)	22.7%
East Leader International Limited	262,246,520	(7)	8.5%
Invesco Ltd.	349,803,705	(8)	11.4%
Trip.com Group Limited	220,494,460	(9)	7.2%
*	Less than 1%.

Notes:

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days from March 31, 2025. Percentage of beneficial ownership of each listed person or group is based on (i) 3,069,390,730 ordinary shares outstanding as of March 31, 2025, and (ii) the ordinary shares underlying share options exercisable by such person within 60 days from March 31, 2025.

(2)	Includes (i) 684,449,150 ordinary shares and 1,243,127 ADSs representing 12,431,270 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company. Sherman is owned 100% by vote and value by the Ji Family Trust which is a revocable trust valid under the laws of the Republic of Singapore. Butterfield Trust (Asia) Limited acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 4,895,370 ordinary shares and 1,100,958 ADSs representing 11,009,580 ordinary shares held by Mr. Qi Ji, (iii) 262,246,520 ordinary shares held by East Leader International Limited, or East Leader, over which Mr. Ji has voting power pursuant to a power of attorney dated November 27, 2014. East Leader is wholly owned by Perfect Will Holdings Limited, or Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Trident Trust Company (Singapore) Pte. Limited, or Trident Trust. Trident Trust acts as trustee of the Tanya Trust with effect from August 4, 2021, of which Ms. Tong Tong Zhao and her family members are the beneficiaries, (iv) 804,540 ordinary shares underlying options held by Mr. Qi Ji that are exercisable within 60 days from March 31, 2025, and (v) 2,004,830 ordinary shares underlying options held by certain participants of our amended 2023 Plan exercisable within 60 days from March 31, 2025, over which Mr. Qi Ji has voting power pursuant to relevant award agreements. Consequently, Mr. Qi Ji may be deemed to have beneficial ownership of the 2,004,830 ordinary shares underlying options that are exercisable within 60 days from March 31, 2025. Mr. Qi Ji disclaims economic interests associated with the 2,004,830 ordinary shares underlying options that are exercisable within 60 days from March 31, 2025.
(3)	Includes (i) 1,000,000 ordinary shares, and (ii) 262,246,520 ordinary shares held by East Leader, a British Virgin Islands company wholly owned by Perfect Will, a British Virgin Islands company, which is in turn wholly owned by Trident Trust. Trident Trust acts as trustee of the Tanya Trust with effect from August 4, 2021, of which Ms. Tong Tong Zhao and her family members are the beneficiaries. Ms. Zhao is the sole director of East Leader.
(4)	Includes 9,784,090 ordinary shares held by Mr. John Jiong Wu.
(5)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days from March 31, 2025 held by all of our directors and executive officers as a group.
(6)	Winner Crown is a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company. Sherman is owned 100% by vote and value by the Ji Family Trust which is a revocable trust valid under the laws of the Republic of Singapore. Butterfield Trust (Asia) Limited acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries. Mr. Ji is the sole director of Winner Crown. The address of Winner Crown is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	East Leader is a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Trident Trust. Trident Trust acts as trustee of the Tanya Trust with effect from August 4, 2021, of which Ms. Tong Tong Zhao and her family members, are the beneficiaries. Ms. Zhao is the sole director of East Leader. The address of East Leader is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(8)	Based on Amendment No. 6 to Schedule 13G filed with the SEC on November 17, 2024 by Invesco Ltd, Invesco Ltd. held sole dispositive power and sole voting power of 349,803,705 and 342,579,665 of ordinary shares in H World, respectively.
(9)	Includes (i) 72,024,820 ordinary shares that Trip.com purchased from us, (ii) an aggregate of 116,469,640 of our ordinary shares that Trip.com purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 3,200,000 ADSs representing 32,000,000 ordinary shares that Trip.com subscribed in our initial public offering. Trip.com is a Cayman Islands company and its registered address is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of March 31, 2025, we had 3,069,390,730 ordinary shares issued and outstanding. To our knowledge, we had two record shareholders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

During or after the fiscal year of 2024, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Trip.com

We conduct transactions in the ordinary course of our business with Trip.com, one of our principal shareholders in which Mr. Qi Ji, our founder, is a co-founder and independent director. Trip.com rendered reservation services to us to facilitate our customers in making reservations at our hotels from Trip.com’s hotel booking system. In 2024, the aggregate commission fees of our leased and owned hotels paid to Trip.com for its reservation services amounted to RMB297 million (US$41 million). In 2024, the lease expenses of our leased and owned hotel paid to Trip.com amounted to RMB19 million (US$3 million).

In 2024, we provided technical services to Trip.com and recorded service fees amounted to RMB146 million (US$20 million).

Transaction with Cjia Group

China Cjia Group Limited (the “Cjia Group”) is one of our equity investees. We sold goods and provided IT and other services to Cjia Group amounted to RMB32 million (US$4 million) in 2024.

In 2024, the lease expenses our lease hotels recognized to Cjia Group amounted to RMB36 million (US$5 million). In 2024, we recognized sublease income from Cjia Group amounted to RMB6 million (US$1 million).

Transaction with Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)

Lianquan is one of our equity investees. In 2024, the sublease income we recognized from Lianquan amounted to RMB11 million (US$2 million).

Transaction with AZURE Hospitality Fund I Limited Partnership (“Azure”)

Azure is one of our equity investees. We recognized service fees from Azure in the amount of RMB21 million (US$3 million) in 2024.

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

8.A.4. Not applicable.

8.A.5. Not applicable.

8.A.6. Not applicable.

8.A.7. See “Item 4. Information on the Company — B. Business Overview — Legal and Administrative Proceedings.”

8.A.8. Dividend Policy

On March 3, 2022, we declared a cash dividend of US$0.021 per ordinary share, or US$0.21 per ADS. Cash dividends are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$68 million.

On November 29, 2023, we declared a cash dividend of US$0.093 per ordinary share, or US$0.93 per ADS. The cash dividend was comprised of two tranches, including (i) an ordinary dividend of US$0.062 per ordinary share, or US$0.62 per ADS and (ii) a special dividend of US$0.031 per ordinary share, or US$0.31 per ADS. Cash dividends are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$300 million.

On July 23, 2024, we declared a cash dividend of US$0.063 per ordinary share, or US$0.63 per ADS. Cash dividends are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$200 million.

On March 20, 2025, we declared a cash dividend of US$0.097 per ordinary share, or US$0.97 per ADS. Cash dividends are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$300 million.

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

We may declare and distribute an ordinary dividend semi-annually, the aggregate amount of which for each financial year shall be no less than 60% of the Company’s net income in such financial year. We may also declare and distribute, from time to time, special dividends. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Subject to certain contractual restrictions, our board of directors has sole discretion in deciding whether to distribute dividends and the dividend amounts within the approved range.

8.B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs have been listed on the NASDAQ Global Select Market under the symbol “HTHT” since March 26, 2010. In 2022, 2023 and 2024, no significant trading suspensions occurred.

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

On March 16, 2007, the National People’s Congress, the Chinese legislature, passed the Enterprise Income Tax Law of the PRC, which was amended in February 2017 and December 2018, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law of the PRC, which was amended in April 2019 and December 2024. The Enterprise Income Tax Law of the PRC and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to PRC resident enterprises, including both foreign-invested enterprises and domestic enterprises. The EIT Law restructures China’s tax preference policy under the general principle that industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. For example, enterprises classified as “high and new technology enterprises strongly supported by the State” are entitled to a 15% enterprise income tax rate. Enterprises classified as “small and micro businesses” enjoy a preferential enterprise income tax rate of 20%.

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

On December 25, 2024, the SCNPC issued the Value-Added Tax Law of the PRC, or the VAT Law, which shall become effective from January 1, 2026. According to the VAT Law, any entities and individuals (including individual industrial and commercial households) that sell goods, services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT and shall pay the VAT in accordance with the law and regulation. Except for taxpayers’ export of goods, the sale of services or intangible assets within the scope as prescribed by the State Council by domestic entities and individuals across national borders and other circumstances specified for by the State Council, the rate of VAT for sale of goods, labor services of processing, repair or replacement, or tangible movable property leasing services or import of goods is 13% unless otherwise specified, such as the rate of VAT for sale of agricultural products is 9%, and the rate of VAT for sale of transportation, postal, basic telecommunications, construction, or immovable leasing services, sale of immovables, or transfer of the rights to use land is 9%. In addition to the above circumstances, the rate of VAT for sale of services or intangible assets is 6%.

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

A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock or that are readily tradable on an established securities market in the United States, provided, in both cases, that the corporation is not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Our ADSs are listed on the NASDAQ Global Select Market and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed below in “Passive Foreign Investment Company Rules”, based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2025 taxable year or in the foreseeable future. Since our ordinary shares are not themselves listed on an established securities market in the United States, dividends that we pay on our ordinary shares that are not backed by ADSs may not be eligible for the reduced tax rate. If, however, we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Dividends we pay may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of any dividend will include amounts withheld in respect of such PRC withholding tax. See “—PRC Taxation” above. Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance promulgated in December 2023 and complies with specific requirements set forth in such guidance, the PRC tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

As described in “— PRC Taxation — PRC Taxation on Us,” if we were deemed to be a tax resident enterprise under PRC tax law, gains from dispositions of our ordinary shares or ADSs may be subject to PRC withholding tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty may be entitled to elect to treat the gain as foreign-source income for foreign tax credit purposes. Any PRC tax imposed on the sale or other disposition of our ordinary shares or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes, except in the case of a U.S. Holder that either (i) is eligible for, and properly elects to claim, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under the temporary guidance discussed above and complies with the specific requirements set forth in such guidance. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ordinary shares or ADSs and any PRC tax imposed on such sale or disposition.

Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company”, or “PFIC”. If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, such U.S. holder may be subject to adverse tax consequences upon a sale or exchange of our ordinary shares or ADSs (including a sale or exchange that is treated as an “excess distribution” in respect of the ordinary shares or ADSs). Additionally, a sale or exchange that is treated as a dividend paid by a PFIC are not qualified dividends eligible to be taxed at preferential rates. Based on our audited consolidated financial statements, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2023 or 2024 taxable years and do not anticipate becoming a PFIC in 2025 or in the foreseeable future.

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

German Taxation

Income Taxation

German-based corporations (AG and GmbH) are subject to corporate income tax (CIT) and in general also to trade tax, which is a profit tax levied by the municipalities (TT). CIT is charged at a rate of 15% on the taxable income. A 5.5% solidarity surcharge is charged on the CIT, resulting in an effective tax rate of 15.825%. Trade tax is also charged on the taxable income by the local municipalities whereas the tax rates depend on the local multiplier of each municipality. Thus, TT rates vary from town to town. Typically, TT is levied at an effective rate of 7% – 21%. For Frankfurt, the TT rate amounts to 16.1% and for Munich to 17.15%. Partnerships themselves (GmbH & Co. KG) that qualify as so-called entrepreneurial partnerships for tax purposes (Mitunternehmerschaften) are subject to TT but not subject to CIT. For CIT purposes, a partnership is tax transparent; i.e., the taxable income of a partnership is determined at the level of the partnership itself and then allocated to the partners in proportion to their interest in the partnership, irrespective of an actual distribution. In case a partner of a partnership is a corporation, the income is subject to CIT at the level of the partners. If the conditions are fulfilled, expenses of the partner that arise in connection with its partnership participation are tax deductible from the taxable income of the partnership as so-called special purpose expenses (Sonderbetriebsausgaben), subject to general rules that may be applicable in relation to deduction of expenses and further provided that the expenses are included in the tax-filing at the level of the partnership.

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

The 95% exemption applies to TT under additional requirements. For dividends from German corporations the minimum shareholding at the beginning of the year must be at least 15% instead of 10%; Otherwise, the dividends are fully taxable for TT purposes. The same holds principally true with regard to the TT-treatment of dividends from foreign corporations.

The 95% participation exemption also applies to capital gains from the disposal of shares in corporations, regardless of the shareholding percentage. Exceptions only apply in case of certain tax neutral restructurings made in the past and in case of past tax-effective write-downs. The 95% participation exemption for capital gains applies to both CIT and TT. Again, the participation exemption for capital gains inter alia does not apply if the shares are held as a trading stock of banks and financial institutions or as an investment of a life or health insurance company.

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

Goods and Services Tax

Goods and services tax (“GST”) in Singapore is a consumption tax that is levied on the import of goods and services into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 7%.With effect from January 1, 2023, GST rate had increased to 8%, which further increased to 9% with effect from January 1, 2024.

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

Global Anti-Base Erosion Model Rules (Pillar Two)

The Global Anti-Base Erosion Model Rules (Pillar Two) (“BEPS Pillar 2”) rules are implemented in Singapore via the Multinational Enterprise (Minimum Tax) Act 2024 (“MMTA”). It introduces (i) the multinational enterprise top-up tax (“MTT”), and (ii) the domestic top-up tax (“DTT”).

The MMTA applies to a multinational enterprise (“MNE”) group for a financial year beginning on or after January 1, 2025 if its annual consolidated group revenue (determined by reference to the consolidated financial statements of its ultimate parent entity) for at least two financial years out of the four financial years immediately before that financial year is equal to or exceeds EUR750 million.

MTT applies to a Singapore parent entity’s ownership interest in its relevant entities outside Singapore and its stateless entities but does not apply to its ownership interest in its domestic entities. The minimum rate for MTT is 15% and the top-up amount is computed using the effective tax rate (“ETR”) that is calculated on a jurisdictional basis for an MNE group. The charging provision for MTT is found in section 12 of the MMTA, which imposes MTT on an entity if (i) the entity is a responsible member of an MNE group at any time in the financial year, (ii) the MNE group is an in-scope MNE group for the financial year, (iii) the entity holds an ownership interest in another constituent entity (“CE”) of the MNE group at any time in the financial year, (iv) that other CE is located in a jurisdiction outside Singapore or is a stateless entity, and has a top up amount for the financial year, and (v) the entity is located in Singapore.

The DTT imposes a top-up tax on certain CEs located in Singapore to raise their ETR to at least 15%. The charging provision for the DTT is section 28 of the MMTA, which imposes DTT equivalent to the on an MNE group for a financial year if (i) the MNE group is an in-scope MNE group, (ii) at least one of its CEs is located in Singapore or is: (a) a flow through entity established, formed, incorporated or registered under the laws of Singapore, (b) not a responsible member, and (c) a reverse hybrid entity with respect to any of its income, expenditure, profit or loss, and (3) the MNE group has a top up amount for that financial year.

Do note that in-scope MNE groups are subject to various administrative requirements. This includes registering under the MMTA, designating a Singapore CE to be a Designated Local DTT Filing Entity (“DFE”) / Designated Local GIR Filing Entity (“GFE”), submitting MTT and DTT returns, and making a GloBE information return (“GIR”) filing.

However, excluded entities are excluded from the MTT and DTT. While their revenue is still taken into account to determine if the MNE group is in-scope, their attributes such as their profits, losses, taxes accrued, tangible assets, and payroll expenses are excluded from the various computations under MTT and DTT including the de minimis exclusion. Further, such entities are not subject to any administrative obligations under MTT and DTT, such as the filing of a GloBE Information Return. Excluded entities include a governmental entity, an international organisation and a non-profit organisation.

Further, the MTT and DTT regimes also provide for safe harbours that help reduce the MNE groups’ compliance burden. Where a safe harbour is elected by an MNE group for a jurisdiction, the top-up amounts for qualifying entities of the MNE group in the jurisdiction are treated as nil. Singapore currently has three safe harbours: (1) transitional CbCR Safe Harbour, (2) simplified Calculations Safe Harbour, and (3) QDMTT Safe Harbour.

Penalties may be imposed under the MMT Act where an in-scope MNE group fails to meet its obligations for MTT and DTT. As MTT and DTT rules are new, MNEs will require time to familiarise themselves with the rules. In view that some MNEs have given feedback that such rules are complex, IRAS will adopt a light touch approach for the first 3 FYs from FY 2025, if an MNE group can demonstrate that it has taken reasonable measures to ensure the correct application of the rules.

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

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments. We do not rely on derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk.

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

By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1 million as of December 31, 2024 into Renminbi at the exchange rate of US$1.00 for RMB7.2993, such cash balance would have been approximately RMB7.3 million (US$1 million). Assuming a 1.0% depreciation of the RMB against the U.S. dollar, such cash balance would have increased to RMB7.4million (US$1 million) as of December 31, 2024.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2024, we have received a total of RMB49 million (US$7 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

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

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her ordinary shares in his or her stock account or in his or her designated Central Clearing and Settlement System, or CCASS, participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of HKSCC and HKSCC Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

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

None of these events occurred in any of the years ended December 31, 2022, 2023 and 2024.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

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

We paid the following fees for professional services to Deloitte for the years ended December 31, 2023 and 2024.

	Year Ended December 31,
	2023	2024
	US$	US$
	(In millions)
Audit Fees(1)	3.5	3.0
Audit-related Fees(2)	0.6	0.1
Tax Fees(3)	0.3	0.0
Other Service Fees(4)	—	0.2
Total	4.4	3.3

Notes:

(1)	Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for the interim review of quarterly financial statements and the audit of our annual financial statements.
(2)	Audit - related Fees. This category includes the aggregated fees billed for the professional services rendered by our principal auditors for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements that are not reported under “Audit Fees.” Audit - related Fees in 2023 was incurred to support our follow - on offering.
(3)	Tax Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for tax compliance and tax advice.
(4)	Other Service Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for business consulting.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced a share repurchase program approved by our board of directors on August 21, 2019. Under the terms of the approved program, we may repurchase up to US$750 million worth of our issued and outstanding ADSs in open market at prevailing market prices or privately negotiated transaction, depending on market conditions and other factors, as well as in accordance with restrictions relating to volume, price and timing. This share repurchase plan will be effective for five years. Our board of directors review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The share repurchase program may be suspended or discontinued at any time. We repurchased 1,779,470, 3,458,597 and 6,876,340 ADSs in 2022, 2023 and 2024 under this program, respectively.

We announced a share repurchase program approved by our board of directors on July 23, 2024, which replaced the previous share repurchase program approved and adopted on August 21, 2019 with an aggregate amount of up to US$750 million. Under the terms of the approved program, effective from August 21, 2024, we may repurchase up to US$1,000 million worth of our issued and outstanding ADSs through open market transactions at prevailing market prices or in privately negotiated transactions from time to time as market conditions warrant and in compliance with applicable requirements of Rule 10b5-1 and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as our company deems appropriate. This share repurchase plan will be effective for five years. Our board of directors review the share repurchase program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. We repurchased 1,503,206 ADSs in 2024 under this program.

The following table sets forth information about our purchases of outstanding ADSs in 2024.

			(c) Total Number	(d) Approximate
			of ADSs	Dollar Value of ADSs that May
			Purchased as Part	Yet be Purchased
	(a) Total Number	(b) Average Price	of Publicly	Under the Plans
	of ADSs	Paid per ADSs	Announced Plans	or Programs (in
Period	Purchased	(US$)	or Programs	US$million)
January 2024	2,403,439	31.88	2,403,439	501
February 2024	—	—	—	501
March 2024	—	—	—	501
April 2024	—	—	—	501
May 2024	—	—	—	501
June 2024	544,292	33.92	544,292	483
July 2024	1,267,152	31.73	1,267,152	443
August 2024	3,615,185	31.35	3,615,185	972
September 2024	549,478	29.86	549,478	956
October 2024	—	—	—	956
November 2024	—	—	—	956
December 2024	—	—	—	956

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

Not a Public Company in Hong Kong

Section 4.1 of the Introduction to the Takeovers Codes provides that the Takeovers Codes applies to takeovers, mergers and share buy-backs affecting public companies in Hong Kong and companies with a primary listing in Hong Kong. According to the Note to Section 4.2 of the Introduction to the Takeovers Codes, a Grandfathered Greater China Issuer within the meaning of Rule 19C.01 of the Hong Kong Listing Rules with a secondary listing on the Hong Kong Stock Exchange will not normally be regarded as a public company in Hong Kong under Section 4.2 of the Introduction to the Takeovers Codes.

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

Rule 13.25B of the Hong Kong Listing Rules requires a listed issuer to publish a monthly return in relation to movements in its equity securities (including treasury shares), debt securities and any other securitized instruments, as applicable, during the period to which the monthly return relates. Pursuant to the Joint Policy Statement Regarding the Listing of Overseas Companies, or Joint Policy Statement, we sought a waiver from Rule 13.25B subject to satisfying the waiver condition that the SFC has granted a partial exemption from strict compliance with Part XV of the SFO (other than Divisions 5, 11 and 12 of Part XV of the SFO) in respect of disclosure of shareholders’ interests. As we have obtained a partial exemption from the SFC, the Hong Kong Stock Exchange granted a waiver from strict compliance with Rule 13.25B of the Hong Kong Listing Rules. We disclose information about share repurchases, if any, in our quarterly earnings releases and annual reports on Form 20-F which are furnished or filed with the SEC in accordance with applicable U.S. rules and regulations.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy (the “Insider Trading Policy”), which governs the purchase, sale and other dispositions of our securities by our directors, executive officers, and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the Nasdaq listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report.

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

We have also developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security, and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception, and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various methods, including technical safeguards, procedural requirements, an intensive monitoring program on our corporate network, continuous testing of our security posture both internally and with outside vendors, a robust incident response program, a review of the effectiveness of our security system with reference to applicable security standards by qualified third parties and regular cybersecurity awareness training for employees. Our Operation and Maintenance Security Department continuously monitor the performance of our platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

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

Governance

We place a strong emphasis on data security. We have established an information security committee and an information security and privacy protection working group consisting of heads of various departments. To further ensure data security, we have also set up a special data security committee to ensure the security of customer data and prevent data leakage by setting data security guidelines and coordinating data security planning. We also have a dedicated information security center equipped with personnel specialized in data security, compliance, and risk management. This center is involved in key aspects of our business operations and provides other departments with professional data security and risk management services.

Our information security committee is responsible for the oversight of risks from cybersecurity threats, including full authority in monitoring, resolving, disclosing, and otherwise handling matters related to or arising out any cybersecurity incidents. Members of our information security committee are responsible for monitoring the prevention, detection, mitigation and remediation of cybersecurity incidents and shall report risks from cybersecurity threats on a regular basis and promptly reporting any material cybersecurity incidents to the management of the information security committee.

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

4.9

Amended and Restated 2023 Share Incentive Plan, adopted on June 27, 2024. (Incorporated by reference to Exhibit 99.2 from our report on Form 6-K filed with the Securities and Exchange Commission on June 27, 2024.)

8.1*	Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant. (Incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-165247) filed with the Securities and Exchange Commission on March 5, 2010.)

11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Hui Jin, Chief Executive Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Hui Chen, Chief Financial Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.
15.2*	Consent of JunHe LLP
97.1

Policy Relating to Recovery of Erroneously Awarded Compensation of the Registrant (Incorporated by reference to Exhibit 97.1 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2024.)

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

Date: April 25, 2025

H WORLD GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2022, 2023 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF H WORLD GROUP LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of H World Group Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the financial statements schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Impairment Assessment of Goodwill and Brand Names related to DH acquisition - Refer to Notes 2, 5 and 7 to the financial statements

Critical Audit Matter Description

As more fully described in Notes 2, 5 and 7 to the consolidated financial statements, the Company recognized goodwill and brand names related to its acquisition of Steigenberger Hotels Aktiengesellschaft Germany (“DH”). The Company concluded through its impairment analyses, no impairment on goodwill and RMB391 million of impairment loss on brand names should be recognized for the year ended December 31, 2024.

We identified impairment assessments of goodwill and brand names with indefinite lives assigned to the legacy DH reporting unit as a critical audit matter because of the significant judgments made by management relating the determination of the estimated fair value of the legacy DH reporting unit as part of the impairment assessments. The Company determined the estimated fair value of the legacy DH reporting unit and each brand name assigned to the legacy DH reporting unit using the discounted cash flow methodology under income approach, which requires management to make significant estimates and assumptions related to projected hotels’ revenues, growth rates, projected operating cost, royalty saving rates and discount rates (collectively referred to as “significant assumptions”). These significant assumptions are inherently uncertain in that the estimates change from year to year based on forecasted operating results and are sensitive to change in market conditions and consumer demands. It required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s significant assumptions.

How the Critical Audit Matter was addressed in the Audit

●	We tested the effectiveness of internal controls related to management’s determination of significant assumptions used in the discounted cash flow model.
●	We evaluated the reasonableness of significant assumptions used by management in the cash flow projections for the determination of fair value of legacy DH reporting unit and brand names with infinite lives. We also evaluated the ranges and probabilities of reasonably possible outcomes, and whether management set its point estimates within the ranges.
●	We evaluated management’s ability to accurately forecast future revenues and operating margins by comparing actual results to management’s historical forecasts.
●	With the assistance of internal fair value specialists, we evaluated the reasonableness of the discount rates by developing a range of independent estimates and comparing those to the related rates selected by management.
●	We tested the accuracy and completeness of the key data used in developing estimates.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 25, 2025

We have served as the Company’s auditor since 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF H WORLD GROUP LIMITED

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of H World Group Limited (previously known as Huazhu Group Limited) and its subsidiaries (the “Company”) as of December 31, 2024 based on criteria established in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the financial statements as of and for the year ended December 31, 2024 of the Company and our report dated April 25, 2025 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 25, 2025

H WORLD GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of December 31,
	2023	2024	2024
			US$’ in millions
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	6,946	7,474	1,024
Restricted cash	764	50	7
Short-term investments, including marketable securities measured at fair value of RMB231 and RMB81 as of December 31, 2023 and 2024, respectively	2,189	3,603	494
Accounts receivable, net	755	817	112
Loan receivables - current, net	184	114	16
Amounts due from related parties, net	210	297	41
Inventories	59	60	8
Other current assets, net	949	800	108
Total current assets	12,056	13,215	1,810
Property and equipment, net	6,097	5,682	778
Intangible assets, net	5,280	4,776	654
Operating lease right-of-use assets	25,658	24,992	3,424
Finance lease right-of-use assets	2,171	2,272	311
Land use rights, net	181	174	24
Long-term investments, including available-for-sale debt securities measured at fair value of RMB281 and RMB230 as of December 31, 2023 and 2024, respectively	2,564	2,316	317
Goodwill	5,318	5,221	715
Amounts due from related parties	25	51	7
Loan receivables, net	163	190	26
Other assets, net	663	668	94
Deferred income tax assets	1,043	1,054	144
Assets held for sale	2,313	1,941	266
Total assets	63,532	62,552	8,570

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	4,049	880	120
Accounts payable	1,019	983	135
Amounts due to related parties	77	74	10
Salary and welfare payables	1,067	1,201	165
Deferred revenue	1,637	1,822	250
Operating lease liabilities, current	3,609	3,492	478
Finance lease liabilities, current	45	50	7
Accrued expenses and other current liabilities	3,261	4,006	549
Dividends payable	2,085	0	0
Income tax payable	562	813	111
Total current liabilities	17,411	13,321	1,825

Long-term debt	1,265	4,546	623
Operating lease liabilities, non-current	24,215	23,634	3,238
Finance lease liabilities, non-current	2,697	2,843	390
Deferred revenue	1,072	1,351	185
Other long-term liabilities	1,118	1,472	201
Retirement benefit obligations	124	111	15
Deferred income tax liabilities	845	919	126
Liabilities held for sale	2,536	2,084	286
Total liabilities	51,283	50,281	6,889
Commitments and contingencies (Note 21)
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,210,392,530 and 3,105,094,690 shares issued as of December 31, 2023 and 2024, and 3,159,046,350 and 3,083,916,600 shares outstanding as of December 31, 2023 and 2024, respectively)	0	0	0
Treasury shares (51,346,180 and 21,178,090 shares as of December 31, 2023 and 2024, respectively)	(906)	(274)	(38)
Additional paid-in capital	11,861	9,620	1,318
Retained earnings	794	2,449	336
Accumulated other comprehensive income	386	382	52
Total H World Group Limited shareholders’ equity	12,135	12,177	1,668
Noncontrolling interest	114	94	13
Total equity	12,249	12,271	1,681
Total liabilities and equity	63,532	62,552	8,570

The accompanying notes are an integral part of these consolidated financial statements.

H WORLD GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, except share and per share data, unless otherwise stated)

	Years Ended December 31,
	2022	2023	2024	2024
				US$’ in millions
				(Note 2)
Revenues:
Leased and owned hotels	9,148	13,796	13,843	1,897
Manachised and franchised hotels	4,405	7,694	9,498	1,301
Others	309	392	550	76
Total revenues	13,862	21,882	23,891	3,274
Operating costs and expenses:
Hotel operating costs	12,260	14,341	15,285	2,094
Other operating costs	62	34	31	4
Selling and marketing expenses	613	1,072	1,176	161
General and administrative expenses	1,675	2,086	2,508	344
Pre-opening expenses	95	35	50	7
Total operating costs and expenses	14,705	17,568	19,050	2,610
Goodwill impairment loss	—	4	—	—
Other operating income, net	549	404	359	49
(Loss) income from operations	(294)	4,714	5,200	713
Interest income	87	248	210	29
Interest expense	409	385	318	44
Other income, net	10	573	51	7
(Loss) gain from fair value changes of equity securities, net	(359)	109	(66)	(9)
Foreign exchange (loss) gain, net	(641)	90	(272)	(37)
(Loss) income before income taxes	(1,606)	5,349	4,805	659
Income tax expense	207	1,204	1,662	228
Loss from equity method investments	(36)	(14)	(41)	(6)
Net (loss) income	(1,849)	4,131	3,102	425
Less: net (loss) income attributable to noncontrolling interest	(28)	46	54	7
Net (loss) income attributable to H World Group Limited	(1,821)	4,085	3,048	418

Other comprehensive income (loss)
Gain (loss) arising from defined benefit plan, net of tax of RMB10, RMB(3) and RMB0 for the year ended 2022, 2023 and 2024, respectively	22	(9)	6	1
Gain (loss) from fair value changes of debt securities, net of tax of RMB19, RMB(3) and RMB(13) for 2022,2023 and 2024, respectively	57	(12)	(38)	(5)
Foreign currency translation adjustments, net of tax of nil for the years ended 2022, 2023 and 2024, respectively	112	175	28	4
Comprehensive (loss) income	(1,658)	4,285	3,098	425
Less: comprehensive (loss) income attributable to the noncontrolling interest	(28)	46	54	7
Comprehensive (loss) income attributable to H World Group Limited	(1,630)	4,239	3,044	418

(Losses) earnings per share:
Basic	(0.59)	1.28	0.98	0.13
Diluted	(0.59)	1.25	0.96	0.13
Weighted average number of shares used in computation:
Basic	3,111,196,757	3,183,163,131	3,115,130,107	3,115,130,107
Diluted	3,111,196,757	3,351,421,211	3,278,308,290	3,278,308,290

The accompanying notes are an integral part of these consolidated financial statements.

H WORLD GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in millions, except share data, unless otherwise stated)

							Accumulated
	Ordinary Shares		Treasury Shares		Additional		Other
	Outstanding				Paid-in	Retained	Comprehensive	Noncontrolling
	shares	Amount	Shares	Amount	Capital	Earnings	(Loss) Income	Interest	Total Equity
Balance at January 1, 2022	3,120,746,090	0	30,974,040	(107)	9,964	1,037	41	109	11,044
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	9,462,340	0	—	—	(0)	—	—	—	—
Return of loaned ADS in connection with issuance of Convertible Senior Notes due 2022	—	—	104,251,120	—	—	—	—	—	—
Share-based compensation	—	—	—	—	87	—	—	—	87
Net loss	—	—	—	—	—	(1,821)	—	(28)	(1,849)
Dividends to noncontrolling interest holders	—	—	—	—	—	—	—	(6)	(6)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—	—	—	—	1	—	—	(2)	(1)
Gain from fair value changes of debt securities, net of tax of RMB19	—	—	—	—	—	—	57	—	57
Foreign currency translation adjustments, net of tax of nil	—	—	—	—	—	—	112	—	112
Repurchase of ordinary shares	(17,794,700)	—	17,794,700	(334)	—	—	—	—	(334)
Cash dividends declared	—	—	—	—	—	(416)	—	—	(416)
Noncontrolling interest recognized in connection with acquisitions	—	—	—	—	—	—	—	1	1
Termination of Capped Call	—	—	—	—	86	—	—	—	86
Income arising from defined benefit plan, net of tax of RMB10	—	—	—	—	—	—	22	—	22
Balance at December 31, 2022	3,112,413,730	0	153,019,860	(441)	10,138	(1,200)	232	74	8,803
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	6,793,560	0	—	—	(0)	—	—	—	—
Vesting of restricted stock in Treasury Shares	3,239,790	—	(3,239,790)	11	(11)	—	—	—	—
Conversion of Convertible Senior Notes due 2022	240	0	—	—	0	—	—	—	0
Share-based compensation	—	—	—	—	143	—	—	—	143
Net income	—	—	—	—	—	4,085	—	46	4,131
Dividends to noncontrolling interest holders	—	—	—	—	—	—	—	(2)	(2)
Issuance of ordinary shares	71,185,000	0	—	—	1,963	—	—	—	1,963
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—	—	—	—	(0)	—	—	(4)	(4)
Loss from fair value changes of debt securities, net of tax benefit of RMB3	—	—	—	—	—	—	(12)	—	(12)
Foreign currency translation adjustments, net of tax of nil	—	—	—	—	—	—	175	—	175
Repurchase of ordinary shares	(34,585,970)	—	34,585,970	(848)	—	—	—	—	(848)
Cash dividends declared	—	—	—	—	—	(2,091)	—	—	(2,091)
Cancellation of ordinary shares	—	0	(133,019,860)	372	(372)	—	—	—	0
Loss arising from defined benefit plan, net of tax benefit of RMB3	—	—	—	—	—	—	(9)	—	(9)
Balance at December 31, 2023	3,159,046,350	0	51,346,180	(906)	11,861	794	386	114	12,249
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	1,497,730	0	—	—	(0)	—	—	—	—
Vesting of restricted stock in Treasury Shares	7,167,980	—	(7,167,980)	25	(25)	—	—	—	—
Share-based compensation	—	—	—	—	322	—	—	—	322
Net income	—	—	—	—	—	3,048	—	54	3,102
Dividends to noncontrolling interest holders	—	—	—	—	—	—	—	(4)	(4)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—	—	—	—	(49)	—	—	(70)	(119)
Loss from fair value changes of debt securities, net of tax benefit of RMB13	—	—	—	—	—	—	(38)	—	(38)
Foreign currency translation adjustments, net of tax of nil	—	—	—	—	—	—	28	—	28
Repurchase of ordinary shares	(52,761,410)	—	52,761,410	(1,172)	—	—	—	—	(1,172)
Purchase of prepaid put option	—	—	—	—	(710)	—	—	—	(710)
Repurchase of ordinary shares upon exercise of prepaid put option	(31,034,050)	—	31,034,050	(710)	710	—	—	—	—
Cash dividends declared	—	—	—	—	—	(1,393)	—	—	(1,393)
Cancellation of ordinary shares	—	0	(106,795,570)	2,489	(2,489)	—	—	—	—
Gain arising from defined benefit plan, net of tax of RMB0	—	—	—	—	—	—	6	—	6
Balance at December 31, 2024	3,083,916,600	0	21,178,090	(274)	9,620	2,449	382	94	12,271

The accompanying notes are an integral part of these consolidated financial statements.

H WORLD GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2022	2023	2024	2024
				US$ in millions
				(Note 2)
Operating activities:
Net (loss) income	(1,849)	4,131	3,102	425
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Share-based compensation	87	143	322	44
Depreciation and amortization	1,456	1,414	1,332	183
Amortization of issuance cost of convertible senior notes and upfront fee on bank borrowings	57	34	5	0
Deferred income taxes	(268)	29	113	15
Credit loss	82	89	3	0
Impairment loss	491	516	537	74
Loss from equity method investments, net of dividends	85	72	97	13
Foreign currency exchange loss (gain)	341	(119)	263	36
Investment loss (income)	321	(806)	(13)	(2)
Noncash lease expense	2,257	2,163	2,300	315
Others	(54)	48	23	4
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(621)	296	(95)	(13)
Other assets	149	6	13	2
Salary and welfare payables	63	402	121	17
Deferred revenue	(19)	576	467	64
Accrued expenses and other current liabilities	507	1,133	752	103
Operating lease liabilities	(1,608)	(2,548)	(2,453)	(336)
Income tax payable	82	62	251	34
Other long-term liabilities	20	84	382	53
Others, net	(15)	(51)	(4)	(1)
Net cash provided by operating activities	1,564	7,674	7,518	1,030

Investing activities:
Purchases of property and equipment	(1,049)	(894)	(883)	(121)
Purchases of intangible asset	(4)	(7)	(15)	(2)
Acquisitions, net of cash received	(57)	0	—	—
Purchases of investments	(401)	(3,509)	(4,017)	(550)
Proceeds from maturity/sale and return of investments	937	2,972	2,563	351
Origination of loan receivables	(175)	(226)	(178)	(24)
Collection of loan receivables	212	137	217	29
Other investing activities	15	50	74	10
Net cash used in investing activities	(522)	(1,477)	(2,239)	(307)

Financing activities:
Proceeds from issuance of ordinary shares	—	1,973	—	—
Proceeds from Termination of Capped Call	86	—	—	—
Payment of repurchases of ordinary shares	(334)	(848)	(1,172)	(161)
Proceeds from short-term debt	4,249	745	77	11
Repayment of short-term debt	(1,935)	(3,436)	(367)	(50)
Proceeds from long-term debt	2,797	350	490	67
Repayment of long-term debt	(2,364)	(2,336)	(140)	(19)
Proceeds from long-term finance liabilities	55	74	72	10
Repayment of long-term finance liabilities	(49)	(66)	(73)	(10)
Dividends paid	(416)	—	(3,480)	(477)
Repayment of convertible senior notes	(3,406)	(0)	—	—
Principal payments of finance lease	(40)	(82)	(65)	(9)
Purchase of prepaid put option	—	—	(710)	(97)
Other financing activities	(37)	(94)	(136)	(19)
Net cash used in financing activities	(1,394)	(3,720)	(5,504)	(754)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	297	164	30	4
Net (decrease) increase in cash, cash equivalents and restricted cash, including cash and cash equivalents classified within assets held for sale	(55)	2,641	(195)	(27)
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	—	17	(9)	(1)
Cash, cash equivalents and restricted cash at the beginning of the year	5,141	5,086	7,710	1,057
Cash, cash equivalents and restricted cash at the end of the year	5,086	7,710	7,524	1,031

Cash and cash equivalents	3,583	6,946	7,474	1,024
Restricted cash	1,503	764	50	7
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	5,086	7,710	7,524	1,031
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	256	263	166	23
Income taxes paid	385	1,127	1,310	179
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	652	477	437	60

The accompanying notes are an integral part of these consolidated financial statements.

H WORLD GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

On January 2, 2020, the Group completed the acquisition of 100% equity interest of Steigenberger Hotels Aktiengesellschaft (“Deutsche Hospitality” or “DH”) which was renamed as Steigenberger Hotels GmbH. Deutsche Hospitality was engaged in the business of leasing, franchising, operating and managing hotels in the midscale and upscale market in Europe, the Middle East and Africa. After the acquisition, “legacy DH” refers to Deutsche Hospitality and its subsidiaries and “legacy Huazhu” refers to the Group excluding Deutsche Hospitality.

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

As of December 31, 2023 and 2024, the Group had 691 and 633 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

The Group enters into franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to hotel renovation and operations. Those hotels are classified as manachised hotels. Under the typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, which typically equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. The franchise and management agreements typically range from eight to ten years under legacy Huazhu, and 15 to 20 years for manachised hotels and 10 to 15 years for franchised hotels under legacy DH. These agreements are renewable upon mutual agreement between the Group and the franchisee. There are also some franchised hotels for which the Group does not provide a hotel general manager. As of December 31, 2023 and 2024, the Group had 8,526 and 10,380 manachised hotels in operation and 177 and 134 franchised hotels in operation, respectively.

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

As of December 31, 2023 and 2024, the impact of the consolidated VIEs are immaterial to the Group’s consolidated financial statements.

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

Construction in progress represents leasehold improvements and property under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to the cost of property and equipment, and depreciation commences when the asset is ready for its intended use.

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

Land use rights, net

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

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the continued underperformance relative to the projected operating results, of which the carrying amount of the long-lived assets exceeded the future undiscounted net cash flows, and recognized an impairment loss of RMB297, RMB286 and RMB89 during the years ended December 31, 2022, 2023 and 2024, respectively.

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

On-going management and franchise service/royalty fees: On-going management and franchise service/royalty fees for our manachised and franchised hotels are variable and generally calculated as a percentage of the room revenues of the hotels as defined by each contract. Generally, on-going management and franchise service/royalty fees are recognized on a monthly basis over the term of the agreements as these amounts became payable. For the manachised hotel under Deutsche Hospitality, the franchisees are generally required to pay the Group an on-going management fees consisting of a base fee as a percentage of the hotel’s gross revenues and an incentive fee as a percentage of the hotel’s gross adjusted profit. Based fee is recognized on a monthly basis over the term of the agreement when the amounts become payable. Incentive fee are recognized on a monthly basis over the term of the agreement based on each hotel’s financial results, as long as the Group does not expect a significant reversal of the hotel’s gross adjusted profit.

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

Other revenues

Other revenues mainly include revenues from the provision of IT products and services and commissions from suppliers for goods sold through Huazhu Mall. Revenue from commissions charged to suppliers for goods through Huazhu Mall is recognized upon delivery of goods to end customers when the suppliers’ obligations are fulfilled. Revenues from IT products are recognized when goods are delivered and revenues from IT services are recognized when services are rendered.

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

For manachised and franchised hotels, the Group receives monthly cash contributions from manachised and franchised hotels determined based on the value of qualified spend when the points are earned. The Group recognizes these contributions into revenue as the Group provides the related service. The amount of revenue recognized is based on a blend of historical funding rates and is impacted by the Group’s estimate of the “breakage” for points that members will never redeem.

Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. The membership duration is estimated to be two to five years which reflects the expected membership retention. Revenues recognized from membership fees were RMB267, RMB288 and RMB338 for the years ended December 31, 2022, 2023 and 2024, respectively, which amount were included in revenues from leased and owned hotel or revenues from manachised and franchised hotels depending on the type of hotels the membership was sold at.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB128, RMB255 and RMB256 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The financial instruments of the Group not measured at fair value include cash and cash equivalent, restricted cash, loan receivables, receivables, held to maturity investments in short-term investments and long-term investments, payables, short-term debts, and long-term debts. The carrying amounts of the short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts, long-term loan receivables and held to maturity investments in long-term investments approximate their fair values, because the bearing interest rates approximate market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed. Convertible senior notes are measured at amortized costs of RMB3,463, RMB3,537 and RMB3,594 and the corresponding fair value estimated based on quoted market price were RMB4,283, RMB3,768 and RMB3,815 as of December 31, 2022, 2023 and 2024, respectively.

The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2023	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical	Observable Inputs	Unobservable
Description	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Short term investments
Equity securities with readily determinable fair values	231	—	—
Long term investments
Available-for-sale debt securities	—	—	281
Employee benefit plan assets	17	—	—

As of December 31, 2024	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical	Observable Inputs	Unobservable
Description	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Short term investments
Equity securities with readily determinable fair values	81	—	—
Long term investments
Available-for-sale debt securities	—	—	230
Employee benefit plan assets	5	—	—

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

Certain assets are measured at a non-recurring basis. The following table presents the asset classification, the fair value and losses recognized for the years ended December 31, 2023 and 2024 due to impairment of the related assets.

As of December 31, 2023		Fair Value Measurements at Reporting Date Using
		Significant Unobservable	Total Loss for
Description	Fair Value	Inputs (Level 3)	the Year
Property and equipment	70	70	52
Operating lease right-of-use assets	309	309	228
Intangible assets	236	236	166
Long-term investment	113	113	66
Goodwill	—	—	4

As of December 31, 2024		Fair Value Measurements at Reporting Date Using
		Significant Unobservable	Total Loss for
Description	Fair Value	Inputs (Level 3)	the Year
Property and equipment	23	23	56
Operating lease right-of-use assets	21	21	33
Intangible assets	2,102	2,102	391
Long-term investment	11	11	30
Assets held for sale	1,795	1,795	27

Property and equipment, operating lease right-of-use assets, intangible assets and assets held for sale were primarily valued using the income approach based on discounted cash flows associated with the underlying assets, which incorporate certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of future trends. The revenue growth rate, royalty saving rate and the discount rate were the significant unobservable input used in the fair value measurement, which are ranged between 1% to 5%, 1.5% to 3%, and 8.64% to 15% respectively, for the years ended December 31, 2022, 2023 and 2024.

Assets and liabilities held for sale

The Group recognizes the assets and liabilities of a disposal group as held for sale in the period (i) it has approved and committed to a plan to sell the disposal group, (ii) the disposal group is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions to sell the disposal group have been initiated, (iv) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Group measures a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until closing. Long-lived assets are not depreciated or amortized while they are classified as held for sale.

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

Treasury shares

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the total acquisition cost is recorded as treasury shares.

Earnings (losses) per share

Basic earnings (losses) per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vesting of nonvested restricted stocks (using the treasury stock method).

Recently Issued Accounting Pronouncements

Adopted Accounting Standards

On November 27, 2023, the FASB issued ASU 2023-07, under which all public entities that are required to report segment information in accordance with Topic 280 are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Group adopted this ASU, with additional disclosures provided in the notes to the consolidated financial statements.

Accounting Standards Not Yet Adopted

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

In November 2024, the FASB issued ASU No. 2024-03 (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires, among other things, the following for public business entities: (i) tabular disclosure of amounts for the following categories that are included in each expense caption within continuing operations on the statement of operations, with each expense caption that includes one of these expense categories deemed a relevant expense caption: (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization and (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities; (ii) disclosure of certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (iii) qualitative description of the amount remaining in relevant expense captions that are not separately disaggregated quantitatively; and (iv) disclosure of the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect the adoption of this ASU will have a significant impact on the consolidated financial statements.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1 = RMB7.2993, on December 31, 2024, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2024, or at any other rate.

3.REVENUE

Disaggregated Revenues

The following tables present the Group’s revenues disaggregated by the nature of the product or service:

	Years Ended December 31,
	2022	2023	2024
Room revenues	7,571	11,789	11,806
Food and beverage revenues	1,049	1,333	1,342
Others	528	674	695
Leased and owned hotel revenues	9,148	13,796	13,843
Initial one-time license/franchise fee	106	114	137
On-going management and service/royalty fees	1,375	2,785	3,306
Central reservation system usage fees, other system maintenance and support fees	1,262	2,628	3,318
Reimbursements for hotel manager fees	1,103	1,400	1,752
Other fees	559	767	985
Manachised and franchised hotel revenues	4,405	7,694	9,498
Other revenues	309	392	550
Total revenues	13,862	21,882	23,891

Contract Balances

The Group’s contract assets are insignificant at December 31, 2023 and 2024.

	As of December 31,
	2023	2024
Current contract liabilities	1,637	1,822
Long-term contract liabilities	1,072	1,351
Total contract liabilities	2,709	3,173

The contract liabilities balances above are classified as deferred revenue on the consolidated balance sheets, as of December 31, 2023 and 2024.

The Group recognized revenues that were previously deferred as contract liabilities of RMB686 and RMB800 during the years ended December 31, 2023 and 2024, respectively.

4.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2023	2024
Cost:
Buildings	791	791
Leasehold improvements	11,053	11,187
Furniture, fixtures and equipment	2,448	2,363
Motor vehicles	2	2
	14,294	14,343
Less: Accumulated depreciation	8,456	8,769
	5,838	5,574
Construction in progress	259	108
Property and equipment, net	6,097	5,682

Depreciation expense was RMB1,312, RMB1,276 and RMB1,195 for the years ended December 31, 2022, 2023 and 2024, respectively.

5.INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2023	2024
Intangible assets with indefinite lives:
Brand names	5,327	5,235
Master brand agreement	192	192
Intangible assets with finite lives:
Franchise or manachise agreements	281	248
Purchased software	135	149
Other intangible assets	75	74
Total	6,010	5,898
Less: Accumulated amortization	204	228
Less: Accumulated impairment loss(Note2)	526	894
Total	5,280	4,776

Amortization expense of intangible assets for the years ended December 31, 2022, 2023 and 2024 amounted to RMB45, RMB45, and RMB39, respectively.

There were 3 brand names with indefinite lives acquired in DH acquisition. Impairment recognized relating to these brand names were RMB167, RMB160 and RMB391, respectively for the years ended December 31, 2022, 2023 and 2024.

The annual estimated amortization expense for the above intangible assets excluding brand names and master brand agreement for the following years is as follows:

Amortization for
Intangible Assets
2025	30
2026	27
2027	25
2028	21
2029	19
Thereafter	108
Total	230

6.INVESTMENTS

The investments as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
Short-term investments
Equity securities with readily determinable fair values:
Marketable securities	231	81
Held to maturity investments
Bank time deposits and financial products	1,958	3,522
Total	2,189	3,603

Long-term investments
Equity securities without readily determinable fair values:
Cjia Group-preferred shares	99	66
Oravel Stays Private limited (“OYO”)	54	—
Other equity securities without readily determinable fair values	29	20
Subtotal	182	86
Equity-method investments:
AAPC LUB	490	495
Hotel related funds	479	404
Other investments	320	214
Subtotal	1,289	1,113
Available-for-sale debt securities:
Cjia Group-convertible notes	281	230
Held to maturity investments
Bank time deposits	812	887
Total	2,564	2,316

7.GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2024 were as follows:

	Legacy Huazhu	Legacy DH	Total
Balance at January 1, 2023
Goodwill	3,036	2,570	5,606
Accumulated impairment loss	(4)	(407)	(411)
	3,032	2,163	5,195
Impairment loss recognized during the year	—	(4)	(4)
Net foreign exchange-goodwill	—	151	151
Net foreign exchange-impairment loss	—	(24)	(24)
Balance at December 31, 2023
Goodwill	3,036	2,721	5,757
Accumulated impairment loss	(4)	(435)	(439)
	3,032	2,286	5,318
Net foreign exchange-goodwill	—	(115)	(115)
Net foreign exchange-impairment loss	—	18	18
Balance at December 31, 2024
Goodwill	3,036	2,606	5,642
Accumulated impairment loss	(4)	(417)	(421)
	3,032	2,189	5,221

As of December 31, 2023 and 2024, the estimated fair value of legacy Huazhu exceeded over 100% of its carrying value. As of December 31, 2023 and 2024, the estimated fair value of legacy DH exceeded its carrying value by approximately RMB490 and RMB794, which accounted for 17% and 36%of its carrying value, respectively. A 5% decline in the underlying projected cash flows or increase in the discount rate could not result in an impairment loss in 2023 and 2024.

8. ASSETS AND LIABILITIES HELD FOR SALE

In the fourth quarter of 2023, the Group committed to a plan to sell certain lease-and-owned hotels (the “disposal group”) included in legacy DH. In February 2024, the Group entered into a Share and Asset Purchase and Transfer Agreement with an unaffiliated third party, and the transaction is expected to be closed in mid-2024, subject to certain customary closing conditions. As of December 31, 2023, the related assets and liabilities were classified as held for sale on the Group’s consolidated balance sheet. As the estimated fair value of the disposal group exceeded its carrying value, no impairment loss was recognized for the year ended December 31, 2023. As of December 31, 2024, the Company remained actively pursuing the sale of the business, with the transaction expected to be completed in phases throughout 2025. According with the amendment signed in early 2025, the first tranche was closed during February 2025, and the residual tranche is expected to be closed in 2025. For the year ended December 31, 2024, an impairment loss of RMB27 was recorded as the fair value of certain assets fell below their carrying value.

The total assets and liabilities of the disposal group that were classified as held for sale on the Group’s consolidated balance sheet as of December 31, 2023 and 2024, were as follows:

	As of December 31,
	2023	2024
Assets held for sale:
Cash and cash equivalents and restricted cash	17	8
Property and equipment, net	102	82
Operating lease right-of-use assets	1,834	1,732
Finance lease right-of-use assets	295	67
Other assets	65	52
Total	2,313	1,941

Liabilities held for sale:
Accrued expenses and other current liabilities	102	62
Operating lease liabilities, current	76	69
Operating lease liabilities, non-current	1,936	1,785
Finance lease liabilities	324	71
Other liabilities	98	97
Total	2,536	2,084

9.DEBT

The short-term and long-term debt as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
Short-term debt:
Long-term bank borrowings, current portion	125	791
Short-term bank borrowings	329	38
Convertible senior notes, current portion	3,537	—
FF&E liability, current portion	58	51
Total	4,049	880

Long-term debt:
Long-term bank borrowings, non-current portion	1,050	730
Convertible senior notes, non-current portion	—	3,594
FF&E liability, non-current portion	199	209
Others	16	13
Total	1,265	4,546

Bank borrowings

In August 2022, the Group entered into a 3-year long-term facility of EUR220 million and RMB-equivalent of EUR110 million term facility, and EUR70 million revolving credit facility agreement with several banks. The EUR70 million revolving credit facility is available for 35 months after the date of the agreement. The interest rate on the loan for each interest period is the aggregate of the applicable Margin and EURIBOR or one-year benchmark LPR. The margin for each loan depends on the currency of loan, a loan denominated in EUR means 1.55% per annum and a loan denominated in RMB means -0.15% to -0.2% per annum. There are some financial covenants including interest cover, leverage and book equity related to this facility. The Group was fully in compliance with the amended covenants for the years ended December 31, 2023 and 2024. In 2022, the Group had drawn down EUR220 million, RMB equivalent of EUR110 million and EUR70 million under the facility agreement, among which, the Group repaid EUR220 million, RMB equivalent of EUR6 million and EUR70 million for the year ended December 31, 2023 and repaid RMB equivalent of EUR5 million for the year ended December 31, 2024. As of December 31, 2023 and 2024, the interest rate of borrowings drawn under this agreement was 3.35% and 3.15%, respectively.

In March 2024, the Group entered into a five-year syndicated loan contract with facility amount of RMB400 expiring in March 2029. As of December 31, 2024, buildings with a net book value of RMB510 and land use rights with a net book value of RMB69 were pledged as collateral for the loan. The loan is intended for the operation of headquarters buildings and refinancing existing obligations. The interest rate resets every year, and is based on the People’s Bank of China one-year benchmark LPR minus 55 basis points on the pricing date. There are some financial covenants including revenue and profit related to this facility. The Group was fully in compliance with the covenants for the year ended December 31, 2024. In 2024, the Group had drawn down RMB340 under the facility agreement and repaid RMB15. As of December 31, 2024, the outstanding loan amount was RMB325. As of December 31, 2024, the interest rate of borrowings drawn under this agreement was 2.90%.

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

During the year ended December 31, 2023, RMB0.01 of the 2026 Notes had been converted into 24 ADSs upon the holders’ request. As of December 31, 2023, the Group reclassified the 2026 Notes as short - term debt as the 2026 Notes holders have a put option which can be exercised within one year. After May 1, 2024, the Group reclassified the 2026 Notes as long-term debt as the put option was not exercised.

Debt Maturities

The contractual maturities of the Group’s debt as of December 31, 2024 were as follows:

Year Ending December 31,	Principal Amounts
2025	880
2026	4,057
2027	222
2028	153
2029	37
Thereafter	77
Total	5,426

10.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024
Payables to franchisees	1,150	1,606
Other payables	1,146	1,426
Accrued utilities and other accrued expenses	283	275
Liabilities related to customer loyalty program	264	332
Value-added tax, other tax and surcharge payables	337	301
Advance from noncontrolling interest holders	81	66
Total	3,261	4,006

11.HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Years Ended December 31,
	2022	2023	2024
Rents	3,927	4,290	4,365
Utilities	603	685	690
Personnel costs	3,683	4,684	5,326
Depreciation and amortization	1,414	1,329	1,254
Consumable, food and beverage	1,026	1,327	1,293
Others	1,607	2,026	2,357
Total	12,260	14,341	15,285

12.SHARE-BASED COMPENSATION

In September 2009, the Group adopted the 2009 Share Incentive Plan which allows the Group to offer incentive awards to employees, officers, directors and consultants or advisors (the “Participants”). In March 2015, the Group increased the maximum number of incentive awards available under the 2009 Share Incentive Plan to 430,000,000. In June 2023, the Group adopted the 2023 Share Incentive Plan (collectively with 2009 Share Incentive Plan, the “Incentive Award Plans”), which allows the Group to offer incentive awards up to 20,000,000 ordinary shares to Participants. In June 2024, the Group increased the maximum number of incentive awards available under the 2023 Share Incentive Plan to 300,000,000. The Group either uses treasury shares or issues shares upon the exercise of share options and the vesting of nonvested restricted stocks. The incentive awards granted under the Incentive Award Plans typically have a maximum life of ten years and vest in typical ways as listed below:

a.)Vest 50% on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years;

b.)Vest over a period of ten years in equal yearly installments;

As of December 31, 2024, the Group had granted a total of 273,796,350 options and 350,934,830 nonvested restricted stocks in total, which were subject to adjustment on performance condition.

Share options

In 2023, the Group granted 28,625,350 share options to senior officers, which was in five tranches with performance conditions, and the vesting of each of the five tranches commences respectively at the first, second, third, fourth, and fifth anniversary of grant date. Each tranche is accounted for as a separate award with the same grant date, the same service inception date and its own requisite service period. The actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting of share option commences. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if certain performance conditions are met during the five - year period ending December 31, 2027.

The weighted - average grant date fair value for options granted during the year ended December 31, 2023 was US$2.22 per share, computed using the binomial option pricing model. The binomial option pricing model required the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees were likely to exercise stock options. The Group used historical data to estimate forfeiture rate. Expected volatilities were based on the average historical equity volatility of the Group. The risk - free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

2023
Suboptimal exercise factor	2.80
Risk-free interest rate	3.61%
Volatility	49.31%
Dividend yield	0.80%
Life of option	10 years

The following table summarized the Group’s share option activity under the option plans:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise Price	Contractual Life	Value
		US$	Years	US$’million
Share options outstanding at January 1, 2024	28,519,100	2.80
Adjusted for performance conditions	(499,440)	2.80
Share options outstanding at December 31, 2024	28,019,660	2.80	8.41	14
Share options vested or expected to vest at December 31, 2024	25,868,440	2.80	8.41	13
Share options exercisable at December 31, 2024	—	—	—	—

Given the actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting commences, the share - based compensation expenses related to these options would be recognized when the financial performance is expected to be met. The Group didn’t record any compensation expenses relating to options awarded indexed to financial performance beyond the year ended December 31, 2024. The total share based compensation expenses relating to these options was RMB257.

As of December 31, 2024, there was RMB98 in total unrecognized compensation expense related to the option arrangements, which is expected to be recognized over a weighted - average period of 2.92 years.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In 2022, the Group granted 31,683,100 nonvested restricted stocks, respectively to senior officers and managers, each was in ten tranches with performance conditions. Each tranche is accounted for as a separate award with the same grant date, its own service inception date and requisite service period. The share-based compensation cost is recognized for each vesting tranche during the respective service period based on the estimated performance conditions at the service inception date. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the second anniversary of the vesting commencement date with the remaining 50% vesting ratably over the following two years.

In 2023, the Group granted 28,625,350 nonvested restricted stocks to senior officers, with the same terms of the options granted in 2023. The share-based compensation expenses related to these nonvested restricted stocks would be recognized when the financial performance is expected to be met. The Group didn’t record any compensation expenses relating to incentive shares which are indexed to financial performance beyond the year ended December 31, 2024. The total share based compensation expenses relating to these nonvested restricted stocks was RMB417.

The following table summarized the Group’s nonvested restricted stock activities in 2024.

		Weighted Average
	Number of	Grant Date
	Restricted Stocks	Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2024	95,061,300	2.54
Granted	43,408,450	3.05
Forfeited	(1,646,500)	2.84
Vested	(8,665,710)	1.44
Adjusted for performance conditions	(620,530)	3.15
Nonvested restricted stocks outstanding at December 31, 2024	127,537,010	2.78

As of December 31, 2024, there was RMB1,640 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which is expected to be recognized over a weighted-average period of 6.26 years.

The total fair value of nonvested restricted stocks vested in 2022, 2023 and 2024 was RMB234, RMB286 and RMB224, respectively.

For the years ended December 31, 2022, 2023 and 2024, the Group recognized share-based compensation expenses of RMB87, RMB143 and RMB322, respectively, which were classified as follows:

	Years Ended December 31,
	2022	2023	2024
Hotel operating costs	33	31	31
Selling and marketing expenses	4	6	6
General and administrative expenses	50	106	285
Total	87	143	322

13.EARNINGS (LOSSES) PER SHARE

The following table sets forth the computation of basic and diluted earnings (losses) per share for the years indicated:

	Years Ended December 31,
	2022	2023	2024
Net (loss) income attributable to ordinary shareholders — basic	(1,821)	4,085	3,048
Net (loss) income attributable to ordinary shareholders — diluted	(1,821)	4,205	3,160
Weighted average ordinary shares outstanding — basic	3,111,196,757	3,183,163,131	3,115,130,107
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	—	44,331,080	36,507,943
Dilutive effect of convertible senior notes	—	123,927,000	126,670,240
Weighted average ordinary shares outstanding — diluted	3,111,196,757	3,351,421,211	3,278,308,290
Basic (losses) earnings per share	(0.59)	1.28	0.98
Diluted (losses) earnings per share	(0.59)	1.25	0.96

For the years ended December 31, 2022, 2023 and 2024, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following at non-weighted basis:

	As of December 31,
	2022	2023	2024
Outstanding employee options and nonvested restricted stocks	76,939,150	53,132,230	45,194,870
Shares of convertible senior notes	120,601,000	—	—
Total	197,540,150	53,132,230	45,194,870

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

14. SEGMENT

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer. The Group has two operating segments which are legacy Huazhu and legacy DH according to the way management intends to evaluate results and allocate resources within the Group. In identifying its reportable segments, the Group assesses the nature of operating segments and evaluates the operating results of each reporting segment. Both operating segments meet the quantitative thresholds and should be considered as two reportable segments. The CODM uses revenue and Adjusted EBITDA to evaluate the trends of the segments over time and monitor budget-to-actual variances to assess the performance and determine how to allocate capital resources. To better reflect the profitability of core business, the Group has redefined Adjusted EBITDA starting in 2024, with comparative figures for 2022 and 2023 restated accordingly. Adjusted EBITDA is defined as net (loss) income attributable to H World Group Limited excluding income tax expense (benefit), interest expense, interest income, depreciation and amortization, share-based compensation expenses, gain(loss) from fair value changes of equity securities, foreign exchange gain(loss) and gain(loss) on disposal of investments. Significant segment expenses include adjusted hotel operating costs, adjusted selling and marketing expenses, adjusted general and administrative expenses, all of which exclude depreciation and amortization and share-based compensation expenses. The CODM does not use assets by operating segment when assessing performance or making operating segment resource allocations.

The following table provides a summary of the Group’s operating segment results and reconciliation of Adjusted EBITDA to net (loss) income attributable to H World Group Limited for the years ended December 31, 2022, 2023 and 2024.

	Years Ended December 31,
	2022				2023				2024
	Legacy	Legacy			Legacy	Legacy			Legacy	Legacy
	Huazhu	DH	Elimination	Total	Huazhu	DH	Elimination	Total	Huazhu	DH	Elimination	Total
Leased and owned hotels	6,062	3,086	—	9,148	9,522	4,286	(12)	13,796	9,146	4,697	—	13,843
Manachised and franchised hotels	4,324	86	(5)	4,405	7,596	107	(9)	7,694	9,385	126	(13)	9,498
Others	275	40	(6)	309	326	72	(6)	392	498	58	(6)	550
Total revenues	10,661	3,212	(11)	13,862	17,444	4,465	(27)	21,882	19,029	4,881	(19)	23,891
Adjusted hotel operating costs	(7,958)	(2,857)	—	—	(9,419)	(3,569)	—	—	(9,888)	(4,125)	—	—
Adjusted selling and marketing expenses	(331)	(277)	—	—	(641)	(429)	—	—	(723)	(451)	—	—
Adjusted general and administrative expenses	(1,184)	(401)	—	—	(1,405)	(505)	—	—	(1,573)	(575)	—	—
Other segment items (primarily include other operating income, net)	85	231	—	—	206	122	—	—	129	116	—	—
Adjusted EBITDA	1,273	(92)	(3)	1,178	6,185	84	(1)	6,268	6,974	(154)	(0)	6,820
Interest income	—	—	—	87	—	—	—	248	—	—	—	210
Interest expense	—	—	—	(409)	—	—	—	(385)	—	—	—	(318)
Income tax expense	—	—	—	(207)	—	—	—	(1,204)	—	—	—	(1,662)
Depreciation and amortization	—	—	—	(1,456)	—	—	—	(1,414)	—	—	—	(1,332)
Share-based compensation	—	—	—	(87)	—	—	—	(143)	—	—	—	(322)
(Loss) gain from fair value changes of equity securities	—	—	—	(359)	—	—	—	109	—	—	—	(66)
Foreign exchange gain (loss), net	—	—	—	(641)	—	—	—	90	—	—	—	(272)
Gain (loss) on disposal of investments	—	—	—	73	—	—	—	516	—	—	—	(10)
Net (loss) income attributable to H World Group Limited	—	—	—	(1,821)	—	—	—	4,085	—	—	—	3,048

The following tables represent revenues and property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill by geographical region.

Revenues:

	Years Ended December 31,
	2022	2023	2024
China	10,637	17,393	18,984
Germany	2,458	3,324	3,544
All others	767	1,165	1,363
Total	13,862	21,882	23,891

Property and equipment, net, intangible assets, net, right - of - use assets, land use rights, net and goodwill:

	As of December 31,
	2023	2024
China	28,762	27,461
Germany	12,504	11,940
All others	3,439	3,716
Total	44,705	43,117

Other than China and Germany, there were no countries that individually represented more than 10% of the total revenue for the years ended December 31, 2022, 2023 and 2024.

15.CASH DIVIDEND

On March 3, 2022, the Group approved and declared a cash dividend of US$0.021 per ordinary share on its outstanding shares as of the close of trading on March 24, 2022. Such dividend of RMB416 was fully paid in April 2022.

On November 29, 2023, the Group approved and declared a cash dividend of US$0.093 per ordinary share or US$0.93 per ADS, on its outstanding shares as of the close of trading on January 10, 2024. Such dividend of RMB2,091 was fully paid in the first quarter of 2024.

On July 23, 2024, the Group approved and declared a cash dividend of US$0.063 per ordinary share, or US$0.63 per ADS, on its outstanding shares as of the close of trading on August 14, 2024. Such dividend of RMB1,389 was mostly paid in 2024.

On March 20, 2025, the Group approved and declared a cash dividend of US$0.097 per ordinary share, or US$0.97 per ADS, on its outstanding shares as of the close of trading on April 9, 2025. Such dividend of approximately US$300 is expected to be paid in the second quarter of 2025.

16.LEASES

The Group’s leases mainly related to buildings and the rights to use the land. The total expense related to short-term leases was insignificant for the years ended December 31, 2022, 2023 and 2024, and sublease income of the Group which was recognized in revenues in the consolidated statements of comprehensive income was RMB119, RMB143 and RMB163 for the years ended December 31, 2022, 2023 and 2024, respectively. The Group recognized a negative lease expense of RMB281, RMB98 for the years ended December 31, 2022 and 2023 under the relief of lease concession from COVID-19 as the Group elects using the variable lease expense approach. For the year ended December 31, 2024, the impact under the relief of lease concession from COVID-19 was immaterial.

A summary of supplemental information related to operating leases in 2023 and 2024 is as follows:

	Years Ended December 31,
	2023	2024
Lease cost:
Operating fixed lease cost	4,217	4,166
Finance lease cost
— Amortization of ROU assets	87	91
— Interest on lease liabilities	114	129
Operating variable lease cost	110	290
Total lease cost	4,528	4,676

Other information:
Weighted average remaining lease term
Operating leases	13 years	14 years
Finance leases	27 years	27 years
Weighted average discount rate
Operating leases	6.27%	5.97%
Finance leases	4.29%	4.30%

As of December 31, 2024, the maturities of lease liabilities, excluding lease liabilities classified in liabilities held for sale (Note 8), in accordance with ASC 842 in each of the next five years and thereafter are as follows:

	Total Operating	Total Finance
Year Ending December 31,	Leases	Leases
2025	4,028	171
2026	3,845	174
2027	3,746	177
2028	3,565	180
2029	3,358	181
Thereafter	21,480	4,086

Total minimum lease payments	40,022	4,969

Less: amount representing interest	12,896	2,076

Present value of minimum lease payments	27,126	2,893

As of December 31, 2024, the Group has entered 16 lease contracts that the Group expects to account for as operating or finance leases, the future undiscounted lease payments for these non-cancellable lease contracts are RMB4,051, which is not reflected in the consolidated balance sheets.

As of December 31, 2023, the maturities of lease liabilities, excluding lease liabilities classified in liabilities held for sale (Note 8), in accordance with ASC 842 in each of the next five years and thereafter were as follows:

	Total Operating	Total Finance
Year Ending December 31,	Leases	Leases
2024	4,073	155
2025	3,981	159
2026	3,788	161
2027	3,615	165
2028	3,384	168
Thereafter	22,282	4,056

Total minimum lease payments	41,123	4,864

Less: amount representing interest	13,299	2,122

Present value of minimum lease payments	27,824	2,742

Supplemental cash flow information related to leases for the years ended December 31, 2023 and 2024 are as follows:

	Years Ended December, 31
	2023	2024
Cash paid for amounts included in the measurement of operating lease liabilities	4,440	4,212
Cash paid for amounts included in the measurement of finance lease liabilities	68	109
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	343	2,076
Non-cash right-of-use assets obtained in exchange for finance lease liabilities, net of reassessment of finance lease payments	361	78

17.INCOME TAXES

The Group is subject to different income tax rates in various countries and jurisdictions under laws and relevant interpretations depending on the place of formation.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%, and the industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. Jizhu Information and Technology (Shanghai) Co., Ltd. (“Jizhu Shanghai”), which once called Mengguang Information and Technology (Shanghai) Co., Ltd, is a recognized software development entity located in Shanghai of PRC. In November 2018, Jizhu Shanghai was qualified as high and new tech enterprise, resulting Jizhu Shanghai subject to a reduced tax rate of 15% in 2018, 2019 and 2020. In December 2021, Jizhu Shanghai was qualified as high and new tech enterprise, resulting Jizhu Shanghai subject to a reduced tax rate of 15% in 2021, 2022 and 2023. In December 2024, Jizhu Shanghai was qualified as high and new tech enterprise, resulting Jizhu Shanghai subject to a reduced tax rate of 15% in 2024, 2025 and 2026. Huazhu Cloud (Shanghai) Information and Technology Co., Ltd. (“Huazhu Cloud”) (previously named H-World Information and Technology Co., Ltd.) was qualified as high and new tech enterprise, resulting Huazhu Cloud subject to a reduced tax rate of 15% in 2019, 2020 and 2021. In December 2022, Huazhu Cloud was qualified as high and new tech enterprise, resulting Huazhu Cloud subject to a reduced tax rate of 15% in 2022, 2023 and 2024. Pursuant to the relevant regulations applicable to small and micro businesses, several PRC subsidiaries enjoy a preferential tax rate of 20% with a discount to taxable income. From January 1, 2022 to December 31, 2022, for taxable income less than RMB1, 87.5% of the taxable income would be exempted in tax computation, and for taxable income over RMB1 but less than RMB3, the discount would be 75%. From January 1, 2023 to December 31, 2027, for taxable income less than RMB3, 75% of the taxable income would be exempted in tax computation. Entities qualified as small and micro businesses shall be engaged in industries not restricted or prohibited by the state, which simultaneously meet the following three conditions: annual taxable income does not exceed RMB3, the number of employees does not exceed 300, and the total assets does not exceed RMB50.

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

(Loss) income before income taxes consists of:

	Years Ended December 31,
	2022	2023	2024
PRC including Hong Kong and Taiwan	(483)	5,833	5,414
Germany	(410)	(463)	(857)
Other	(713)	(21)	248
Total	(1,606)	5,349	4,805

Income tax expense (benefit) is comprised of the following:

	Years Ended December 31,
	2022	2023	2024
Current Tax	475	1,175	1,549
Deferred Tax	(268)	29	113
Total	207	1,204	1,662

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years Ended December 31,
	2022	2023	2024
PRC statutory tax rate	25%	25%	25%
Tax effect of non-deductible expenses and non-taxable income in determining taxable profit	(8)%	2%	4%
Effect of different tax rate of group entities operating in other jurisdictions	(10)%	(4)%	(2)%
Effect of change in valuation allowance	(15)%	(0)%	1%
Effect of tax holiday	1%	(1)%	(1)%
Effect of cash dividends	(6)%	1%	8%
Effective tax rate	(13)%	23%	35%

The aggregate amount and per share effect of the tax holidays are as follows:

	Years Ended December 31,
	2022	2023	2024
Aggregate amount	22	60	47
Per share effect—basic	0.01	0.02	0.02
Per share effect—diluted	0.01	0.02	0.02

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
Deferred tax assets:
Net loss carryforward	1,289	1,091
Deferred revenue	454	562
Long-term assets	399	485
Bad debt provision	80	80
Accrued payroll	(10)	110
Other accrued expenses	74	(12)
Others	231	133
Valuation allowance	(675)	(718)
Total deferred tax assets, net of valuation allowance	1,842	1,731
Deferred tax liabilities:
Fair value adjustment for building, land use rights and identified intangible assets due to acquisition	1,593	1,400
Others	51	5
Withholding tax	—	191
Total deferred tax liabilities	1,644	1,596
Net deferred tax assets	198	135
Analysis as:
Deferred tax assets	1,043	1,054
Deferred tax liabilities	845	919
Net deferred tax assets	198	135

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

	Years Ended December 31,
	2022	2023	2024
Balance at the beginning of the year	(466)	(731)	(675)
Provided	(338)	(145)	(271)
Reversed	41	165	177
Written off	32	36	51
Balance at the end of the year	(731)	(675)	(718)

As of December 31, 2024, the Group’s PRC subsidiaries had tax loss carryforwards of RMB1,762, which will expire between 2025 and 2029 if not used. Companies under Legacy DH had tax loss carry forwards of RMB2,351, which can be offset in the future without anytime restriction.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. At December 31, 2023 and 2024, the Group had recorded liabilities for uncertain tax benefit of approximately RMB67 and RMB85 mainly associated with the interests on intercompany loans and other permanent differences related to Corporate Income and Trade Taxes, respectively. No interest or penalty expense was recorded for the years ended December 31, 2022, 2023 and 2024. In 2024, the Group will decrease its income tax liability by RMB0.3 for unrecognized tax benefits previously recorded in 2015 as the statute of limitations for the tax liabilities of certain tax positions will expire under the PRC Tax Administration and Collection Law.

	Years Ended December 31,
	2022	2023	2024
Balance at the beginning of the year	60	65	67
Addition for tax positions	5	2	18
Balance at the end of the year	65	67	85

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. If there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company, the income tax rate may be reduced. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends and holds more than 25% of the PRC company. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. In March 2022, the Group announced that its board of directors declared a cash dividend of approximately US$68 million. To facilitate this dividend distribution and meet the oversea treasury demand, certain amount of dividends from the Group’s PRC subsidiaries to its oversea subsidiaries was planned. PRC dividend withholding tax of RMB100 was accrued as of December 31, 2022. In 2023, the Group revised its dividend policy that it may make a dividend distribution every year up to 45% of its current year net income starting from 2023. PRC dividend withholding tax of RMB75 was accrued as of December 31, 2023. In 2024, the Group announced an amended three - year dividend policy that, the board of directors has the sole discretion to declare and distribute ordinary dividends semi - annually, the aggregate amount of which for each financial year shall be no less than 60% of the Group’s net income in such financial year.

In 2024, the Group distributed dividends totaling RMB3,787 from the Group’s PRC subsidiaries to its oversea subsidiaries, with RMB208 of PRC withholding tax incurred. As of December 31, 2024, the Group plans to distribute RMB3,135 from PRC subsidiaries to its oversea subsidiaries, and has accrued for an additional PRC dividend withholding tax of RMB191. Other than these planned dividends distributions, the Group intends to indefinitely reinvest the remaining undistributed earnings of PRC subsidiaries, of which, no provision for PRC dividend withholding tax was accrued.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB0.1 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from inception to 2024.

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

The Organisation for Economic Co-operation and Development (OECD) developed a Global Anti-Base Erosion Rules (Pillar Two) to ensure a 15% global minimum tax paid by large multinational enterprises with consolidated revenue over EUR 750 million. In December 2022, the EU Minimum Tax Directive entered into force and leaded to member states to enact legislation to implement Pillar Two rules effective for fiscal years starting on or after December 31,2023.

On 1 January 2025, Singapore’s Multinational Enterprise Top - up Tax Act came into effect. Hong Kong, China, gazetted the Inland Revenue (Amendment) (Minimum Tax for Multinational Enterprise Groups) Bill 2024 on 27 December 2024, which will come into operation for financial years commencing on or after 1 January 2025.

Some other major jurisdictions have either enacted certain parts of the Pillar Two rules or begun the process of enacting such rules, with varying effective dates.

Based on current enacted legislation effective in 2025, group’s structure and assessment, the Group does not expect Pillar Two to have a material impact on the effective tax rate, consolidation results of operation, financial position, and cash flows in near term. The Group will continue to closely monitor Pillar Two global implementation process and executive the assessment.

18.EMPLOYEE BENEFIT PLANS

a.    Defined Benefit Plans

The Group maintains a German pension plan after the completion of the acquisition of DH.

As of December 31, 2023 and 2024, accumulated benefit obligation net of plan assets recognized in the consolidated balance sheets consist of the following:

	As of December 31,
	2023	2024
Salary and welfare payables	12	9
Retirement benefit obligation	124	111
Liability in the balance sheet	136	120

b.    Defined Contribution Plans

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB645, RMB699 and RMB835 for the years ended December 31, 2022, 2023 and 2024, respectively. The Group has no ongoing obligation to its employees subsequent to its contribution to the PRC plan.

Furthermore, the Group pays contribution to governmental and private pension insurance organizations based on legal regulations in some countries out of China. The contributions are recognized as expense and amount RMB74, RMB90 and RMB108 for the years ended December 31, 2022, 2023 and 2024.

19.RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. In particular, subject to certain cumulative limits, the statutory reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a PRC subsidiary’s registered capital. These reserve funds can only be used for such specific purposes as provided in PRC laws, and are not distributable as cash dividends, amounted to RMB904, RMB1,029 and RMB1,455 as of December 31, 2022, 2023 and 2024, respectively. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries, the PRC subsidiaries share capital of RMB2,726 at December 31, 2024 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2024, approximately RMB4,181 is not available for distribution to the Group by its PRC subsidiaries in the form of dividends, loans or advances.

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

The following entities are considered to be related parties to the Group. The related parties mainly act as service providers or service recipients to the Group. The Group is not obligated to provide any type of financial support to these related parties.

Related Party	Nature of the Party	Relationship with the Group
Trip.com Group Limited (“Trip.com”)	Online travel services provider	Mr. Qi Ji is a director; Shareholder of the Group
Sheen Star Group Limited (“Sheen Star”)	Investment holding company	Equity method investee of the Group, controlled by Mr. Qi Ji
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai Zhuchuang Enterprise Management Co., Ltd. (“Zhuchuang”)	Staged office space company	Equity method investee of the Group
Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)	Hotel management company	Equity method investee of the Group
Huamai (Guangzhou) Hotel Management Co., Ltd. (“Huamai”)	Hotel management company	Equity method investee of the Group
Azure Hospitality Fund I Limited Partnership (LLP) (“Azure”)	Fund	Equity method investee of the Group

(a) Related party balances

Amounts due from related parties consist of the following:

	As of December 31,
	2023	2024
Trip.com	174	284
Lianquan	45	49
Huamai	22	26
Cjia Group	9	15
Zhuchuang	14	14
Others	34	24
Allowance for expected credit losses	(63)	(64)
Total	235	348

Amounts due to related parties consist of the following:

	As of December 31,
	2023	2024
Trip.com	48	41
Cjia Group	16	14
Others	13	19
Total	77	74

(b) Related party transactions

During the years ended December 31, 2022, 2023 and 2024, significant related party transactions were as follows:

	Years Ended December 31,
	2022	2023	2024
Commission expenses to Trip.com	55	260	297
Lease expenses to Trip.com	19	19	19
Lease expenses to Cjia Group	31	37	36
Goods sold and service provided to Cjia Group	4	17	32
Service fee from Trip.com	93	112	146
Service fee from Sheen Star	4	5	—
Service fee from Azure	5	17	21
Sublease income from Lianquan	12	10	11
Sublease income from Cjia Group	5	5	6
Interest income from Sheen Star	—	10	—

21.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of December 31, 2024, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB105, which is expected to be incurred within one to two year.

(b) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of the Group’s business, including lease contract terminations and disputes, management agreement disputes and other disputes. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of December 31, 2024, the accrued contingent liability was RMB29.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

H WORLD GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED BALANCE SHEETS

(Renminbi in millions, except share and per share data, unless otherwise stated)

	As of December 31,
	2023	2024	2024
			US$’ in millions
			(Note 2)
Assets
Current assets:
Cash and cash equivalents	4,382	1,869	256
Short-term investments	576	863	118
Other current assets	24	2	0
Total current assets	4,982	2,734	374
Investment in and amount due from subsidiaries	15,760	18,103	2,480
Total assets	20,742	20,837	2,854
Liabilities and equity
Current liabilities:
Short-term debt	3,537	—	—
Dividends payable	2,085	0	0
Amount due to subsidiaries	2,897	4,990	684
Accrued expenses and other current liabilities	88	76	10
Total current liabilities	8,607	5,066	694
Long-term debt	—	3,594	492
Total liabilities	8,607	8,660	1,186
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,210,392,530 and 3,105,094,690 shares issued as of December 31, 2023 and 2024, and 3,159,046,350 and 3,083,916,600 shares outstanding as of December 31, 2023 and 2024, respectively)	0	0	0
Treasury shares (51,346,180 and 21,178,090 shares as of December 31, 2023 and 2024, respectively)	(906)	(274)	(38)
Additional paid-in capital	11,861	9,620	1,318
Retained earnings	794	2,449	336
Accumulated other comprehensive income	386	382	52
Total equity	12,135	12,177	1,668
Total liabilities and equity	20,742	20,837	2,854

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

H WORLD GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2022	2023	2024	2024
				US$’ in millions
				(Note 2)
Operating costs and expenses:
General and administrative expenses	93	154	340	47
Total operating costs and expenses	93	154	340	47
Loss from operations	(93)	(154)	(340)	(47)
Interest income	15	69	64	9
Interest expense	130	122	112	15
Foreign exchange loss	(223)	(108)	(23)	(3)
Other income, net	6	61	93	13
(Loss) gain from fair value changes of equity securities, net	(1)	(15)	4	0
(Loss) income in investment in subsidiaries	(1,395)	4,354	3,362	461
Net (loss) income attributable to H World Group Limited	(1,821)	4,085	3,048	418

Other comprehensive (loss) income, net of tax	191	154	(4)	(0)
Comprehensive (loss) income	(1,630)	4,239	3,044	418

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

H WORLD GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Renminbi in millions, unless otherwise stated)

	Years Ended December 31,
	2022	2023	2024	2024
				US$’ in millions
				(Note 2)
Net cash provided by (used in) operating activities	(136)	(133)	17	3
Investing activities:
Loans to subsidiaries	(750)	(987)	(0)	(0)
Repayment of loans by subsidiaries	4,165	2,061	1,000	137
Purchase of investments	—	(803)	(1,188)	(163)
Proceeds from maturity/sale of investments	—	301	917	126
Dividends received	—	—	19	3
Net cash (used in) provided by investing activities	3,415	572	748	103
Financing activities:
Proceeds from issuance of ordinary shares in Hong Kong public offering	—	1,973	—	—
Proceeds from termination of Capped Call	86	—	—	—
Payment of ordinary share issuance costs	(0)	(9)	—	—
Payment of repurchases of ordinary shares	(334)	(848)	(1,172)	(161)
Loans from subsidiaries	798	2,574	2,553	350
Repayment of loans from subsidiaries	—	(540)	(457)	(63)
Proceeds from short-term bank borrowings	453	—	—	—
Repayment of short-term bank borrowings	—	(439)	—	—
Repayment of convertible senior notes	(3,406)	(0)	—	—
Dividends paid	(416)	—	(3,480)	(477)
Purchase of prepaid put option	—	—	(710)	(97)
Net cash provided by (used in) financing activities	(2,819)	2,711	(3,266)	(448)
Effect of exchange rate changes on cash and cash equivalents	163	28	(12)	(2)
Net (decrease) increase in cash and cash equivalents	623	3,178	(2,513)	(344)
Cash, cash equivalents at the beginning of the year	581	1,204	4,382	600
Cash, cash equivalents at the end of the year	1,204	4,382	1,869	256

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

As of December 31, 2024, there are no material contingencies, mandatory dividend, and significant provision of long-term obligation or guarantee of the Company, except for those which have separately disclosed in the consolidated financial statements.

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

H WORLD GROUP LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charge to
	Beginning of	Costs and		Balance at
	Year	Expenses	Write off	End of Year

	（Renminbi in millions）
Allowance for accounts receivable, loan receivables, assets held for sale, and other financial assets:
2022	128	82	(7)	203
2023	203	89	(5)	287
2024	287	3	(17)	273

******