Form 20-F
period 2025-12-31
H World Group Ltd
filed 2026-04-24
CIK 1483994

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Arthur Yu

Chief Financial Officer

H World Group Limited

No. 1299 Fenghua Road

Jiading District

Shanghai 201803

People’s Republic of China

+86 (21) 6195-2011

yujunrui@hworld.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,071,525,690 Ordinary Shares.

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

Yes ☐      No ☐

i

ii

CERTAIN CONVENTIONS

Unless otherwise indicated, all translations from U.S. dollars to RMB in this annual report were made at a rate of US$1.00 to RMB 6.9931, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts referred to herein could have been or could be converted into U.S. dollars at any particular rate or at all. On April 17, 2026, the exchange rate was US$1.00 to RMB 6.8170. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, in this annual report,

●	“ADRs” are to the American depositary receipts that may evidence our ADSs;
●	“ADSs” are to our American depositary shares, each representing ten ordinary shares;
●	“China” or the “PRC” refers to the People’s Republic of China, and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan;
●	“Consolidated Affiliated Entities” are to Tianjin Jizhu, Shanghai Huanmei and its wholly owned subsidiary Huanmei Travel, and Ningbo Futing, each of which is a Consolidated Affiliated Entity;
●	“Deutsche Hospitality” or “legacy DH” refers to Steigenberger Hotels GmbH (formerly known as Steigenberger Hotels Aktiengesellschaft), a subsidiary of our company established under the laws of Germany on September 12, 1985, and its subsidiaries;
●	“EUR” or “Euro” refers to the legal currency of European Union;
●	“HKD” refers to the legal currency of Hong Kong;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
●	“Hong Kong Stock Exchange” is to The Stock Exchange of Hong Kong Limited;
●	“Huanmei Travel” is to Huanmei International Travel Agency (Shanghai) Co., Ltd.;
●	“leased hotels” are to leased-and-operated hotels;
●	“legacy Huazhu” refers to our company excluding Deutsche Hospitality;
●	“Macau” refers to the Macau Special Administrative Region of the PRC;
●	“manachised hotels” are to franchised-and-managed hotels;
●	“Ningbo Futing” is to Ningbo Futing Enterprise Management Co., Ltd.;
●	“occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;
●	“RevPAR” refers to revenue per available room, calculated by room revenue during a period divided by the number of available rooms of such hotel during the same period;

●	“ordinary shares” or “Shares” are to our ordinary shares, par value US$0.00001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“Shanghai Huanmei” is to Huanmei Information Technology (Shanghai) Co., Ltd.;
●	“Tianjin Jizhu” is to Tianjin Jizhu Information Technology Co., Ltd. (formerly known as Tianjin Mengguang Information Technology Co., Ltd.);
●	“US$” and “U.S. dollars” are to the legal currency of the United States;
●	“VIEs” are to the Consolidated Affiliated Entities; and
●	“We,” “us,” “our company,” “our” and “Huazhu” are to H World Group Limited (formerly known as Huazhu Group Limited and China Lodging Group, Limited), a Cayman Islands exempted company with limited liability, its predecessor entities and its subsidiaries and, in the context of describing our operations and consolidated financial information, the VIEs.

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

As our company is considered as a Stock Enterprise, our PRC subsidiaries or the VIEs are not subject to immediate filing requirements under the Trial Measures. However, in the event of our future re-financing in an overseas market (whether on NASDAQ, Hong Kong Stock Exchange or in other overseas market), we will be subject to relevant filing requirements of the CSRC; and

(b) with respect to the regulatory requirements for cyber security and data protection, according to the Cybersecurity Review Measures issued by the CAC and other twelve regulatory authorities, which became effective in February 2022, a company is subject to cybersecurity review if it affects or may affect national security and falls under any of the following circumstances: (i) it is a critical information infrastructure operator (“CIIO”), who purchases network products and service, or (ii) it is a network platform operator who carries out data processing activities. In addition, any network platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. Relevant PRC regulatory authorities may also initiate cybersecurity review if they determine that certain network products, services, or data processing activities affect or may affect national security.

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

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a data export security assessment under certain circumstances, including, among others, (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing personal information of over one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC. Moreover, the Security Assessment Measures provide that for non-compliant cross-border data transfers that had been carried out before this regulation came into effect, rectification must be completed within six months from the effective date of the regulation. The said rectification includes, among others, a self-assessment on the risks of cross-border data transmission. After the completion of rectification, the data processor should file an application with the CAC by submitting materials including, (i) a declaration form; (ii) a self-assessment report on the risks of cross-border data transmission; (iii) the legal documents to be concluded by the data processor and the overseas recipient; and (iv) other materials necessary for data export security assessment.

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

On September 24, 2024, the State Council formally issued the Administrative Regulations on Cyber Data Security (“Cyber Data Security Regulations”), which became effective on January 1, 2025, stipulating that where network data handlers carry out network data processing activities that affect or may affect national security, they should undergo a national security review in accordance with relevant national regulations. The Cyber Data Security Regulations optimize regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad in accordance with international treaties or agreements. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data. Further, the Cyber Data Security Regulations set forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities.

In addition, on October 28, 2025, the Standing Committee of the National People’s Congress (the “NPC”) adopted the amendments to the Cybersecurity Law of the People’s Republic of China (the “Cybersecurity Law”), which took effect on January 1, 2026. The amendments introduce a framework for artificial intelligence governance, clarify that network operators must process personal information in accordance with the Civil Code and the Personal Information Protection Law, and other applicable laws and regulations, and substantially increase penalties for non-compliance, with maximum fines of up to RMB10 million for companies and RMB1 million for responsible individuals in cases involving exceptionally serious consequences. The amendments also expand the extraterritorial application of the Cybersecurity Law to any activities by overseas actors that endanger China’s cybersecurity.

As of the date of this annual report, we have conducted a personal information protection impact assessment on our cross-border data transfer scenarios and got permitted. Then according to the new Cross-Border Data Flows Provisions, we concluded that the personal information export involved in hotel reservation scenarios can be exempted from applying for the data export security assessment, submitting standard contract filing, and obtaining the compliance certification. This exemption is justified as our cross-border data transfers are conducted for hotel reservations pursuant to contracts entered into with our customers, which is explicitly recognized as an exempted scenario under the Cross-Border Data Flows Provisions.

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

For more detailed information, see “—D. Risk Factors—Risks Related to Doing Business in China—Regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government influence, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.”

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

The financial impacts of these VIEs were immaterial to our historical consolidated financial statements. The VIEs in aggregate contributed an insignificant portion (less than 1%) of our total revenues and total net profit in each of the fiscal years ended December 31, 2024 and 2025 and the impact of the VIEs to our consolidated balance sheets as of December 31, 2024 and 2025 were also immaterial (in aggregate contributing less than 1% of our total assets as of these respective dates). If the PRC regulatory authorities deem that any of our business operations carried out through the VIEs do not comply with PRC regulatory restrictions, especially the restrictions on foreign investment in the relevant industries, or if the relevant regulations or their interpretation change in the future, the PRC regulatory authorities could disallow this structure, which could result in us being subject to penalties or being forced to relinquish its interests in the affected operations. Additionally, potential future actions by the PRC regulatory authorities could affect the legality and enforceability of the contractual arrangements underlying the VIE model, which, consequently, would affect our ability to consolidate the financial results of the VIEs. If any of these happens, there would likely be changes in our operations and/or changes in the value of the securities of the investors. In the worst circumstances, if the contribution from VIEs becomes significant to our operations and the VIE model does not comply with PRC laws and regulations, such changes could cause the value of our securities to significantly decline or become worthless. For more information, see “—D. Risk Factors—Risks Related to Our Corporate Structure” below in this annual report.

For our corporate structure as of the date of this annual report, including our significant subsidiaries and the VIEs, see “Item 4. Information on the Company—4.C. Organizational Structure” below in this annual report.

Recent Regulatory Developments

Cyber Security Review and Data Privacy Regulations

The PRC regulatory authorities have promulgated, among others, the Personal Information Protection Law of the PRC, the Data Security Law of the PRC and the Amendment to Cybersecurity Law of the PRC to ensure cybersecurity, data and personal information protection. These new laws, as well as other proposed regulations, demonstrate that relevant laws and regulations governing these areas are developing along with the enforced and constantly tightening of relevant regulatory supervision. The State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among other things, that certain competent authorities identify and protect critical information infrastructures. The CAC and a number of other departments under the State Council promulgated the Cybersecurity Review Measures on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Security Assessment Measures, which became effective on September 1, 2022 and require a data processor to apply to the CAC for a data export security assessment under certain circumstances. On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, which requires a data processor to enter into standard contracts under certain circumstances. On March 22, 2024, the CAC issued the Cross-Border Data Flows Provisions, which further regulates that the responsibility to apply for data export security assessments, submit standard contract, or obtain compliance certifications can be exempted under certain circumstances. See “—Permits and Permission Required from the PRC Authorities for Our Operations” above in this annual report for more information.

On September 1, 2021, the Data Security Law of the PRC became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the NPC promulgated the Personal Information Protection Law of the PRC (the “PIPL”) on August 20, 2021, and this law took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border provision of personal information. On September 24, 2024, the State Council formally issued the Cyber Data Security Regulations, which became effective on January 1, 2025, stipulating that where network data handlers carry out network data processing activities that affect or may affect national security, they should undergo a national security review in accordance with relevant national regulations. The Cyber Data Security Regulations optimize regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad in accordance with international treaties or agreements. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data. Further, the Cyber Data Security Regulations set forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities. On October 28, 2025, the Standing Committee of the NPC adopted amendments to the Cybersecurity Law, which took effect on January 1, 2026. The revisions align the legal liability for personal information processing with the PIPL and other applicable laws, ensuring that breaches of personal data are subject to a cohesive legal framework. Furthermore, the amendments introduce a tiered penalty system: for violations with particularly serious consequences, companies may face fines of up to RMB10 million, and responsible individuals may face fines of up to RMB1 million. The amendments also expand the extraterritorial application of the Cybersecurity Law to cover overseas activities that endanger China’s cybersecurity. These developments indicate a continued regulatory focus on data protection and could impact our compliance costs and operational procedures, particularly concerning customer data handling and the potential designation of core business systems as critical information infrastructure. On September 11, 2025, the Cyberspace Administration of China promulgated the Measures for the Administration of National Cybersecurity Incident Reporting, which took effect on November 1, 2025. These measures require that network operators engaged in network construction, operation, or network-based service provision within the territory of the People’s Republic of China shall report cybersecurity incidents in accordance with the provisions thereof once such incidents occur. In particular, for cybersecurity incidents at or above the “relatively significant level”, network operators shall promptly report to the local provincial-level cyberspace administration department, and in any event, such reporting shall not be delayed for more than four hours.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking a first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result of this announcement, we were not for the fiscal year of 2023 or 2024, and do not expect to be for the fiscal year of 2025 a Commission-Identified Issuer in respect of our annual report on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese regulatory authorities that could affect our listing status in the U.S.

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

Risk Factor Summary

Risks Related to Our Business

●	Our operating results are subject to conditions affecting the lodging industry in general;
●	Our business is sensitive to Chinese, European, Middle Eastern, Southeast Asian and global economic conditions. A severe or prolonged downturn in the Chinese, European, Middle Eastern, Southeast Asian or global economy could materially and adversely affect our revenues and results of operations;
●	The lodging industries in China, Europe, the Middle East, the Southeast Asia, and other countries and regions where we operate are competitive, and if we are unable to compete successfully, our financial condition and results of operations may be harmed;
●	Seasonality of our business and national or regional special events may cause fluctuations in our revenues, cause our ADS or ordinary share price to decline, and adversely affect our profitability;
●	We may not be able to manage our planned growth, which could adversely affect our operating results;
●	Failure to comply with data protection laws or maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits; and
●	We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.

Risks Related to Doing Business in China

●	We are subject to many of the economic and political risks associated with emerging markets due to our operations in China;
●	Inflation in China may disrupt our business and have an adverse effect on our financial condition and results of operations;
●	Developments in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us;
●	Regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government influence, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless; and
●	If the PCAOB is unable to inspect our auditors as required under the HFCA Act, the SEC will prohibit the trading of our ADSs, which may materially and adversely affect the value of your investment.

Risks Related to Our Corporate Structure

●	H World Group Limited is a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws;
●	Revenue and assets contributions from the Consolidated Affiliated Entities have not been material. Nonetheless, if the PRC regulatory authorities deem that the contractual arrangements in relation to the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Consolidated Affiliated Entities;

●	We rely in part on contractual arrangements with each of the Consolidated Affiliated Entities and their respective nominee shareholders to operate certain restricted business. These contractual arrangements may not be as effective as direct ownership in providing operational control;
●	If we exercise the option to acquire equity ownership of the Consolidated Affiliated Entities, the ownership transfer may subject us to certain limitations and substantial costs;
●	The nominee shareholders of the Consolidated Affiliated Entities may have potential conflicts of interest with us, which may affect our business and financial condition;
●	If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected; and
●	Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition, and results of operations.

Risks Related to Our ADSs, Ordinary Shares and Our Trading Market

●	The market prices for our ADSs and/or ordinary shares have been and may continue to be volatile;
●	An active trading market for our ordinary shares on the Hong Kong Stock Exchange might not be sustained, and trading prices of our ordinary shares might fluctuate significantly;
●	If securities or industry analysts do not continue to publish research or if they publish inaccurate or unfavorable research about our business, the market prices and trading volume for our ADSs and/or ordinary shares could decline;
●	Techniques employed by short sellers may drive down the market prices of the ADSs and/or ordinary shares;
●	We may need additional capital, and the sale of additional ADSs, ordinary shares or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations;
●	As our founder and co-founders collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders; and
●	There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

Risks Related to Our Business

Our operating results are subject to conditions affecting the lodging industry in general.

Our operating results are subject to conditions typically affecting the lodging industry, which include:

●	changes and volatility in national, regional and local economic conditions in China, Europe, the Middle East, the Southeast Asia, and other countries and regions where we operate;
●	competition from other hotels, the attractiveness of our hotels to customers, and our ability to maintain and increase sales to existing customers and attract new customers;
●	adverse weather conditions, natural disasters or travelers’ fears of exposure to contagious diseases and social unrest;
●	changes in travel patterns or in the desirability of particular locations;

●	increases in operating costs and expenses due to inflation and other factors;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
●	the quality and performance of managers and other employees of our hotels;
●	the availability and cost of capital to fund construction and renovation of, and make other investments in, our hotels;
●	seasonality of the lodging business and national or regional special events;
●	the possibility that leased properties may be subject to challenges as to their compliance with the relevant government regulations; and
●	maintenance and infringement of our intellectual property.

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

The global financial markets experienced significant disruptions from time to time. In addition, conflicts between the United States and China have extended to multiple areas, which could place further pressure on China’s economic growth. For example, the economic and trade sanctions imposed by countries around the globe, particularly those imposed by the U.S. government, have directly or indirectly affecting China-based companies. Such laws and regulations are likely subject to frequent changes, and their interpretation and enforcement involve substantial uncertainties, which may be heightened by national security concerns or driven by political and/or other factors that are out of our control. In addition, if any of our business partners is identified or designated as a sanctioned person or entity by relevant governmental authorities, actual or perceived association with such sanctioned person or entity could expose us to reputational risks, as well as potential regulatory scrutiny and adverse consequences for our business and operations. Furthermore, in April 2025, the United States announced broad tariffs on imports from all countries, comprising a 10% so-called “baseline” tariff on all countries, varying so-called “reciprocal” tariffs on certain trade partners, and a so-called “fentanyl-related” tariff of 20% on goods from China, Mexico and Canada. On February 20, 2026, the U.S. Supreme Court struck down tariffs imposed by U.S. President Trump under the International Emergency Economic Powers Act. Following the decision, the administration rescinded the IEEPA-based tariffs, but concurrently imposed a 10% temporary import surcharge under section 122 of the Trade Act of 1974 on imports from all U.S. trading partners for a 150-day period commencing on February 24, 2026 and discussed plans to impose other tariffs in reliance on other statutory authority. These changing policies have created considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. Although cross-border trade is not our principal business, these types of geopolitical developments could materially and adversely affect our overall financial performance and the market prices of our ADSs and ordinary shares. For example, some of our franchisees work in industries that are relatively more vulnerable to heightened tariffs, such as manufacturing, and the escalated trade war might have a material adverse effect on their business and cash flow, thereby weakening potential franchisees’ willingness to entering into franchise agreements with us or existing franchisees’ ability to invest in the maintenance and operation of our hotels.

Legislative or administrative actions in respect of Sino-U.S. relations could increase investor caution towards affected issuers, including us, and the market price of our ordinary shares and ADSs could be adversely affected. For example, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. In addition, beginning in December 2020, the United States imposed sanctions on certain Chinese companies that prohibit U.S. persons from buying or selling the publicly traded securities of these companies as well as securities that are derivatives of or provide investment exposure to these companies. The implementation of these restrictions forced the delisting of those sanctioned issuers that were then listed on U.S. exchanges. The U.S. government designated these companies as “China Military-Industrial Complex Companies,” or CMIC Companies, based on their purported links to the Chinese military or Chinese military infrastructure or capabilities. Furthermore, during a television interview on April 15, 2025, in response to a journalist’s question on whether the U.S. government could include possible delistings of Chinese companies from U.S. exchanges as a possible step the U.S. could take in its ongoing trade disputes from China, U.S. Secretary of Treasury, Scott Bessent, declined to exclude this possibility. If the U.S. government were to issue any order or otherwise require or cause the delisting of equity securities issued by China-based issuers, it could have a material adverse effect on the price of our ADSs. If our ADSs were to be delisted from the NASDAQ, we may be unable to readily obtain a listing on another stock exchange, and our shareholders may suffer losses or be unable to trade our securities as a result. All of these events have introduced uncertainties to the geopolitical situations and the global economic outlook. Furthermore, rather than just delisting our securities from the NASDAQ, the U.S. government could implement sanctions, such as those applicable to CMIC Companies, which apply to U.S. persons globally, which could even more significantly affect our shareholders, in particular U.S. persons, and the market price of our securities, including our Hong Kong Stock Exchange-listed ordinary shares.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the United States and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and the location and nature of its operations. As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also frequently changed and updated. For example, in October 2024, the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”), which imposes a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025, and it restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “covered activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Subsequently, the U.S. government issued a broadly worded “America First Trade Policy” on January 20, 2025 and an “America First Investment Policy” on February 21, 2025. In particular, the America First Trade Policy directs the Treasury and several other executive departments and offices of the U.S. government to review the outbound investment program. In addition, the America First Investment Policy Memorandum contemplates possible application of the outbound investment program to a wider range of technologies, including biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas “implicated by the PRC’s national Military-Civil Fusion strategy” and applying restrictions to a wider range of investments, including publicly traded securities. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”) was signed into law. The COINS Act will keep the core of the final rule while expanding its scope and coverage, including underwriting services as an exception and amending certain key definitions such as “Covered Foreign Person.” It directs the U.S. Department of Treasury to define the technical parameters for prohibited and notifiable transactions. The content of the implementation regulations remains uncertain These rules, including any changes to them that may be adopted, may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of technologies specified in these rules. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

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

There have also been concerns over unrest in the Middle East and Africa, which have resulted in significant market volatility and may adversely affect our operations in the Middle East, and over the possibility of a war involving North Korea. Furthermore, eruptions of regional tensions, such as the ongoing military conflicts involving Israel and Palestine, Ukraine and Russia, and the related sanctions against Russia have resulted in major economic shocks worldwide and substantial volatility across global financial markets. Moreover, there have been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and the tensions between Japan and its neighboring countries and about the uncertainties of growth in economies in the Southeast Asia. Economic conditions in China, Europe and the Middle East and the Southeast Asia are sensitive to global economic conditions.

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

We have developed and acquired a portfolio of hotel brands globally across economy hotels to luxury hotels. Our brands include HanTing Hotel, Hi Inn, JI Hotel, Grand JI Hotel, Starway Hotel, Manxin Hotel, Joya Hotel, Elan Hotel, Crystal Orange Hotel, Orange Hotel, Blossom House, Madison Hotel, Ni Hao Hotel, CitiGO Hotel, and Song Hotels. In January 2020, we completed the acquisition of Deutsche Hospitality, which operates in Europe, the Middle East, Asia and Africa under the brands of Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, and Zleep Hotels, as well as the luxury brand Steigenberger Icons. In addition to the hotel brands owned by us, we entered into a strategic alliance with Accor S.A., or Accor, in January 2016, and are developing certain Accor hotel brands in the PRC, Taiwan and Mongolia under our brand franchise agreements.

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

We plan to retain the operation of our leased hotels upon lease expiration through (i) renewal of existing leases or (ii) execution of franchise agreements with the lessors. We cannot assure you, however, that we will be able to retain our hotel operation on satisfactory terms, or at all. In particular, we may experience an increase in our rent payments and cost of revenues in connection with renegotiating our leases. If we fail to retain our hotel operation on satisfactory terms upon lease expiration, our costs may increase, or we may have to close the hotel, resulting in a decrease in our profit generated from the hotel operation in the future. If we are unable to pass the increased costs on to our customers through room rate increases, our operating margins and earnings could decrease, and our results of operations could be materially and adversely affected.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, in the past years, we invested in AAPC Hotel Management Limited and China Cjia Group Limited. We completed the acquisition of Crystal Orange, Blossom Hotel Management and Deutsche Hospitality. We also jointly established Yongle Huazhu Hotel & Resort Group with other partners to develop and operate hotels.

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

In Germany, our hotels are operated on the legal basis of lease, management or franchise agreements. Some agreements for hotels located in Germany are concluded subject to conditions precedent or require a consent by a third party, such as authorities in case of local measurement areas (for example, re-development) or ground owners in case of a hereditary building right. There are no indications that these requirements have not been fulfilled; however, if not met, failure to meet these requirements could potentially invalidate the respective agreements or lead to the renegotiation of these agreements which could result in less favorable terms. Furthermore, provisions or parts of lease, management or franchise agreements may not be effective or may lead to legal disputes. This could lead to additional cost burdens for our hotel operations. In addition, some of our leases, management or franchise agreements contain break rights and rescission rights entitling the landlords to terminate the agreements on a certain date or upon the occurrence of certain events. Previously, German law required lease agreements with a fixed lease period of more than one year to be concluded in written form, excluding an ordinary termination right prior to the lapse of the lease period. However, as of January 1, 2025, the written-form requirement for lease agreements with a fixed lease period of more than one year has been replaced by a text-form requirement. This means that such lease agreements may now be concluded in text form, which encompasses, for instance, emails or other electronic documents. Following the expiry of a statutory transition period that applied to lease agreements entered into before January 1, 2025, the statutory text-form requirement now applies to all such lease agreements irrespective of the date on which they were concluded. As a result, the specific statutory risk that a lease agreement concluded before January 1, 2025 could be ordinarily terminated solely due to a defect in the former written-form requirement no longer applies under the current legal regime. If the applicable text-form requirement is not complied with, the agreement may be treated as concluded for an indefinite period and may therefore be subject to ordinary termination in accordance with the statutory provisions. Similar issues, except for the former written-form defect, may occur in connection with our managed and franchised hotels.

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

Our success could be adversely affected by the performance of our manachised and franchised hotels, over which we have less control compared to our leased and owned hotels. As of December 31, 2025, we manachised and franchised approximately 95.5% of our hotels, and we plan to further increase the number of manachised and franchised hotels to increase our presence in China and our overseas markets. Our franchisees for both our manachised and franchised hotels may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. Furthermore, given that our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels to our standards, and all of the operating expenses, the quality of our manachised and franchised hotel operations may be diminished by factors beyond our control.

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

The PRC regulatory and enforcement regime regarding privacy and data security is evolving and tightening:

●	The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways.

●	On November 7, 2016, the Standing Committee of the NPC, issued the Cybersecurity Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cybersecurity Law of the PRC, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. In addition, pursuant to the Cybersecurity Law of the PRC, personal information and important data collected and generated by a CIIO in the course of its operations in China must be stored in China, and if a CIIO purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China, or the CAC.
●	In June 2021, the NPC Standing Committee promulgated the Data Security Law of the PRC, which took effect in September 2021. The Data Security Law of the PRC applies to data handling activities carried out within the territory of the PRC. The Data Security Law of the PRC further provides that data processing activities carried out outside of China, which harm national security, public interest or legal interests of Chinese citizens and organizations, should be subject to legal liabilities. Pursuant to the Data Security Law of the PRC, those conducting data handling activities should, in accordance with laws and regulations, establish and perfect a data security management system across their entire workflow and adopt the corresponding technical measures and other necessary measures to ensure data security.
●	The Civil Code of the PRC (effective since January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws.
●	The Personal Information Protection Law, which took effect on November 1, 2021, outlines the main system framework and comprehensive requirements for personal information processing.
●	On July 2, 2021, the CAC announced that it had launched a cybersecurity review of DiDi Global, a company with its principal operations in China that had recently listed on the NASDAQ to prevent the risk of national data security breach and protect national security and public interest. The CAC then ordered the removal of DiDi’s app from China’s smartphone app stores. On July 5, 2021, the CAC announced the commencement of cybersecurity review of “Yunmanman,” “Huochebang” and “BOSS Zhipin” and suspended their registration of new users. Apart from that, on June 23, 2022, the CAC announced the commencement of cybersecurity review of “CNKI”, a Chinese academic resource database and knowledge service platform.
●	On July 30, 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which came into effect on September 1, 2021. Under such Regulations, critical information infrastructure refers to the important network facilities and information systems in crucial industries and fields such as public telecommunications, information services, energy, transportation, water conservancy, finance, public services, e-government and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, national economy, the people’s livelihood and public interests. According to such Regulations, a CIIO is required to perform certain obligations to protect the critical information infrastructure’s security, including but not limited to, conducting network security tests and risk assessments at least once a year. The security protection departments are responsible for organizing the identification of CIIOs in their respective industries and areas in accordance with the identification rules and shall inform the identification results to the operators of network facilities and information systems in a timely manner and in the meanwhile report such results to the public security department of the State Council. As of the date of this annual report, none of our company, or our operating subsidiaries has been identified as a CIIO by the CAC or other PRC regulatory authorities. Nevertheless, PRC regulatory authorities have wide discretion in the interpretation and enforcement of these laws. As a hotel management group operating a large hotel booking internet, we are still exposed to risks of being deemed to be a CIIO. If we are identified as a CIIO, we would be required to fulfill various obligations as required under applicable PRC laws for CIIOs, including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents, and conducting regular emergency drills.

●	In December 2021, the CAC and related authorities promulgated the Cybersecurity Review Measures, or the Cybersecurity Measures, which took effect on February 15, 2022. According to the Cybersecurity Measures, a company is subject to cybersecurity review if it affects or may affect national security and falls under any of the following circumstances: (i) it is a CIIO who purchases network products and service, or (ii) it is a network platform operator who carries out data processing activities. In addition, any network platform operator possessing over one million users’ personal information must apply for a cybersecurity review before listing abroad. Relevant PRC regulatory authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.
●	On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a data export security assessment under certain circumstances, including (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing personal information of over one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC. Moreover, the Security Assessment Measures provide that for non-compliant cross-border data transfers that had been carried out before this regulation came into effect, rectification must be completed within six months from the effective date of the regulation.
●	On February 22, 2023, the CAC issued the Measures for the Standard Contract for Outbound Transfer of Personal Information, which became effective on June 1, 2023. Pursuant to such regulation, entering into a CAC-formulated standard contract with the overseas data recipient is a pre-requisite for a data processor to transfer data abroad, if such data processor meets all of the following conditions: (i) it is not a CIIO; (ii) it processes personal information of fewer than one million individuals; (iii) it has cumulatively transferred personal information of fewer than 100,000 individuals abroad since January 1 of the previous year; and (iv) it has cumulatively transferred sensitive personal information of fewer than 10,000 individuals abroad since January 1 of the previous year. Within ten (10) working days after the standard contract takes effect, the data processor should file the executed standard contract with the CAC.
●	On March 22, 2024, the CAC enacted the official Cross - Border Data Flows Provisions, according to which a company is exempted from applying for the data export security assessment, submitting the standard contract filing, or obtaining the compliance certification when the cumulative number of the individuals’ information that a data processor (other than CIIO) transferred abroad in a year since January 1 is smaller than 100,000 individuals and no sensitive personal information is included. Exemption also applies to scenarios where it is really necessary to provide personal information abroad for the purpose of concluding or performing a contract to which an individual concerned is a party, such as hotel reservation.
●	On September 24, 2024, the State Council formally issued the Cyber Data Security Regulations, which became effective on January 1, 2025, stipulating that where network data handlers carry out network data processing activities that affect or may affect national security, they should undergo a national security review in accordance with relevant national regulations. The Cyber Data Security Regulations optimize regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad in accordance with international treaties or agreements. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data. Further, the Cyber Data Security Regulations set forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities.
●	On October 28, 2025, the Standing Committee of the NPC adopted the amendments to the Cybersecurity Law, effective on January 1, 2026. The amendments significantly increase penalties for violations, with maximum fines of up to RMB10 million for companies and RMB1 million for responsible individuals in cases involving particularly serious consequences. They also introduce a legal framework for artificial intelligence governance and clarify that network operators must process personal information in compliance with relevant laws. Failure to comply may subject network operators to substantial fines, regulatory sanctions, and reputational harm.

●	On September 11, 2025, the Cyberspace Administration of China promulgated the Measures for the Administration of National Cybersecurity Incident Reporting, which took effect on November 1, 2025. These measures require that network operators engaged in network construction, operation, or network-based service provision within the territory of the People’s Republic of China shall report cybersecurity incidents in accordance with the provisions thereof once such incidents occur. In particular, for cybersecurity incidents at or above the “relatively significant level”, network operators shall promptly report to the local provincial-level cyberspace administration department, and in any event, such reporting shall not be delayed for more than four hours.

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

There is no guarantee that our current security measures and those of our third-party service providers will always be adequate for the protection of our customer, employee or company data, and we must continuously evaluate and adapt our security measures in light of evolving threats. Like all companies that handle significant volumes of data, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our systems, we may be a particularly attractive target. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. The techniques used by malicious actors to obtain unauthorized access to, or to sabotage, systems and networks change frequently and have grown more sophisticated over time, and such techniques generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventive measures in a timely manner. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. We may face future litigations, customer complaints, or regulatory inquiries or investigations with respect to any failure to comply with applicable data protection laws or to maintain the integrity of internal or customer data. Any of such disputes or proceedings could be time-consuming and costly to defend, result in negative publicity, and harm our reputation and adversely affect our business and results of operations. Even in the absence of formal disputes or proceedings, we may be subject to negative publicity regarding our security and privacy policies, systems or measurements from time to time.

The laws and regulations applicable to security and privacy are becoming increasingly important globally. Complying with any additional or new regulatory requirements on a jurisdiction-by-jurisdiction basis would continue to impose significant burdens and costs on our operations. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

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

The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our products. As of December 31, 2025, we registered 3,898 trademarks within and outside China. The unauthorized reproduction of our trademarks could diminish the value of our brands and their market acceptance, competitive advantages or goodwill. In addition, we consider our proprietary information systems and operational system to be key components of our competitive advantage and our growth strategy.

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

The NPC promulgated the Labor Contract Law of the PRC (the “Labor Contract Law”) in 2007, which took effect in 2008, and amended it on December 28, 2012. The Labor Contract Law imposes requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of fixed-term employment contracts. Because the PRC regulatory authorities have introduced various new labor-related regulations since the effectiveness of the labor contract law, and the interpretation and implementation of these regulations are still evolving, our employment practices could violate the Labor Contract Law and related regulations and could be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected. In addition, a significant number of our employees are dispatched from third-party human resources companies, which are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. According to a regulation on labor dispatch, which was promulgated in January 2014 to implement the provisions of the labor contract law, a company is permitted to use dispatched employees for only up to 10% of its labor force after February 29, 2016. To comply with the labor dispatch regulation, we have reduced the percentage of dispatched employees since January 2014 by using service outsourcing arrangement. Under the service outsourcing arrangement, we have entered into service outsourcing agreements with a service outsourcing firm and relevant employees are deemed as employees of this service outsourcing firm. However, since the current labor dispatch regulation does not clearly define the distinction of labor dispatch and service outsourcing, our service outsourcing arrangement may be considered as labor dispatch by the relevant PRC regulators.

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

We place substantial reliance on the experience and the institutional knowledge of members of our current management team. Mr. Qi Ji, our founder and chairman of the board, Mr. Hui Jin, our chief executive officer, Mr. Arthur Yu, our chief financial officer, and other members of the management team are particularly important to our future success due to their substantial experiences in lodging and other consumer-service industries. Finding suitable replacements for Mr. Qi Ji, Mr. Hui Jin, Mr. Arthur Yu and other members of our management team could be difficult, and competition for such personnel of similar experience is intense. The loss of the services of one or more members of our management team due to their departures or otherwise could hinder our ability to effectively manage our business and implement our growth strategies.

We are subject to various laws and regulations, including franchise, hotel industry, construction, hygiene, health and safety environmental, anti-monopoly, consumer rights protection, and advertising laws and regulations, which may subject us to liability.

Our business is subject to various compliance and operational requirements under PRC laws and regulations. For example, we are required to complete the filing and submit annual reports with the MOFCOM, to engage in the hotel franchising business. In addition, each of our hotels in China is required to obtain a special industry license from the local public security authority and complete fire prevention safety inspection/commitment with the local fire and rescue department, to have hotel operations included in the business scope of its business license, to obtain hygiene permits, and to comply with license requirements and laws and regulations with respect to construction permit, zoning, fire prevention, public area hygiene, food safety, public safety, and environmental protection. We are also subject to anti-monopoly, advertising, consumer rights protection, and other laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Hotel Operation.” If we fail to comply with any applicable laws and regulations, including franchise, hotel industry, construction, hygiene, health and safety environmental, anti-monopoly, consumer rights protection, and advertising laws and regulations related to our business, we may be subject to investigations, potentially significant monetary damages and fines, order for rectification, or the suspension of our operations or development activities, as well as bad publicities. Furthermore, new laws and regulations could also require us to retrofit or modify our hotels or incur other significant expenses.

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

Our manachised and franchised hotels are subject to the same permit and safety requirements. Although our franchise agreements require these franchisees to obtain and maintain all required permits or licenses, we have limited control over these franchisees. Any failure to obtain and maintain the required permits or licenses by any franchisee of a manachised or franchised hotel may require us to delay opening of the manachised or franchised hotel or to forgo or terminate our franchise agreement, which could harm our brand, result in lost revenues and subject us to potential indirect liability.

In particular, the implementation of our strategy of investing in a competing business could be adversely affected by uncertainties in the implementation and enforcement of the amended PRC Anti-Monopoly Law, which came into effect on August 1, 2022. Under the Anti-Monopoly Law, any mergers, acquisitions, establishment of joint ventures, or other transactions resulting in change of control may be deemed as “concentrations of undertakings” in China and the relevant undertaking(s) must notify the State Administration for Market Regulation, or the SAMR, with the transaction before implementing the transaction if certain turnover thresholds are met. The SAMR will consider numerous factors in determining “control” based. In practice, any newly established joint venture under the joint control of at least two undertakings also constitutes a concentration of undertakings. Because of the uncertainties in interpretation, implementation, and enforcement of the Anti-Monopoly Law, we cannot assure you that the SAMR will not regard our past or future acquisitions or investments, to have met the filing thresholds, or investigate or demand a filing for merger control review, or otherwise take enforcement actions. The amended Anti-Monopoly Law has significantly increased the penalties for failing to notify with SAMR. On March 24, 2023, the SAMR issued four implementing rules of the Anti-Monopoly Law, including the Provisions on the Review of Concentration of Undertakings, which came into effect on April 15, 2023. The implementing rules strengthen the enforcement of merger control reviews but still remain silent on the specific factors to be considered in determination of “control”, which gives the SAMR great discretion and may result in investigations into our acquisition or investment transactions conducted in the past and make our acquisition transactions in the future more difficult. Our strategic investments, including our past and future transactions, may be subject to SAMR’s scrutiny from the anti-monopoly perspective from time to time. There can be no assurance as to whether the SAMR will impose any administrative penalties or other restrictive measures on us or any relevant parties for our strategic investments. If we are deemed to have carried out a concentration of undertakings in violation of the Anti-Monopoly Law, in each incident, we could be subject to a fine of up to RMB5,000,000 where such concentration does not have the effect of excluding or restricting competition, or penalties of being ordered to cease the concentration and unwind the transaction and being imposed with other restrictive measures to restore the pre-concentration market status, or be subject to a fine of up to 10% of our sales revenue from the previous year where such concentration has had or may have the effect of excluding or restricting competition. Our businesses in Europe and other jurisdictions are also subject to local anti-monopoly requirements and the business activities have to comply with various compliance and operational requirements, including inter alia, regulations for customer and data protection, as well as regulations with respect to health, safety and fire protection and hygiene requirements. Compliance with these regulations and adaptions to new regulations could potentially increase the cost of operating our business and lead to additional expenses.

We could suffer impairment losses for our intangible assets.

We had net intangible assets of RMB4,776 million and RMB5,028 million (US$719 million) as of December 31, 2024 and 2025, respectively. Our intangible assets consist primarily of brand names, master brand agreements, franchise or manachise agreements, and our purchased software.

Brand names and master brand agreements are considered to have indefinite lives. We test indefinite useful life intangible assets at least annually for impairment, and more frequently if events or changes in circumstances indicate that they might be impaired. Our other intangible assets are considered to be finite useful life intangible assets. We evaluate finite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets, an impairment charge could result.

We recorded impairment loss of RMB391 million and RMB2 million (US$0.3 million) for the years ended December 31,2024 and 2025, respectively. The extent, magnitude and duration of multiple factors, such as market conditions, changes in business factors, and adjustments to our strategies, may change the assumptions and estimates used in the indefinite useful life intangible assets valuation, which could result in future impairment charges. There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge will have the effect of decreasing our earnings, assets, and shareholders’ equity.

We may suffer impairment losses for our goodwill.

We have acquired businesses from time to time, which have resulted in the recognition of goodwill on our financial statements. We had goodwill of RMB5,221 million and RMB5,428 million (US$776 million) as of December 31, 2024 and 2025, respectively. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Factors that could lead to impairment of goodwill include significant adverse changes in the business climate, unanticipated changes in the competitive environment, adverse legal or regulatory actions or developments, changes in clients’ perception and the reputation of our brands, changes in interest rates, our strategic realignment, unfavorable changes in our stock price and market capitalization, and deterioration in our financial condition.

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

In connection with the preparation of this annual report, we carried out an evaluation of the effectiveness of our internal control over financial reporting. Based on this assessment and evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. Our independent registered public accounting firm has issued an attestation report as of December 31, 2025. See “Item 15. Controls and Procedures—Attestation Report of the Registered Public Accounting Firm.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading prices of our ADSs and/or ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We, our directors, management and employees may be subject to certain risks related to legal proceedings filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, leased properties, share transfer, employment, non-competition fiduciary duties, personal injury, death, property damage, or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. For example, as of December 31, 2025, we had some pending legal, administrative and arbitration proceedings, including lease contract disputes, franchise agreement disputes and labor disputes. Moreover, in the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third- party patents or other third-party intellectual property rights.

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

As our business is primarily conducted in China, we are exposed to legal and other risks associated with our operations in China. The PRC regulators have authority to exert influence on the ability of a company with operations in China, including us, to conduct its business, and may exert influence over the manner our operations. Any actions by the PRC regulators to exert more oversight over offerings that are conducted overseas or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. Over the past few years, the PRC regulators initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot guarantee that the authorities will agree with us or will not promulgate new regulations that restrict our business operations or access to capital.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (which came into effect on March 31, 2023) and its relevant notes and five supporting guidelines. Pursuant to these regulations, if the offering and listing of securities in an overseas market are made in the name of an offshore entity based on equity, assets, earnings of PRC companies that operate the offshore entity’s main businesses, such offering or listing of securities is subject to filing requirements of the CSRC. These regulations apply to various types of overseas equity offerings and listings, including re-financing, secondary or dual primary listings, listing through special purchase acquisition companies, issuance of equity incentive awards, issuance of equity securities or securities convertible into or exchangeable for equity securities. Issuers conducting these transactions will need to make filings with the CSRC. According to the Circular on the Arrangements for the Filing-based Administration of Overseas Securities Offering and Listing by Domestic Companies, for companies that have already offered shares or been listed overseas prior to the implementation of such new regulations, these companies qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent re-financing event occurs. These regulations and their future developments could potentially complicate our future equity offerings and require us to incur significant compliance costs.

In addition, these rules and regulations impose additional requirements on our future re-financing activities and will subject us to relevant CSRC filings or other regulatory authorization or requirements. We cannot assure you that we would be able to obtain such fillings, approval or meet such requirements in a timely manner or at all. Any failure may subject us to fines, penalties or other sanctions which may have a material adverse effect on our business and financial condition as well as our ability to complete this or other future offerings.

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

In addition, because our reporting currency is Renminbi and we also have operations in Europe (namely, Deutsche Hospitality) with the functional currencies of Euro and other currencies such as Swiss Franc, when the Renminbi appreciates (or depreciates) against these other functional currencies, such as Euro and Swiss Franc, our revenues from these operations could decrease (or increase) when translated into Renminbi. In general, fluctuation in the value of the Renminbi in either direction could result in the fluctuation in the value of our Company and the value of your investment.

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

We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC laws and regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain percentage of its after-tax earnings each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2025, a total of RMB1,574 million (US$225 million) was not distributable in the form of dividends to us due to these PRC regulations. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the PRC subsidiaries’ share capital of RMB2,695 million (US$385 million) as of December 31, 2025 is considered restricted. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The inability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

On March 16, 2007, the NPC passed the Enterprise Income Tax Law, and the PRC State Council subsequently issued the Implementation Regulations of the Enterprise Income Tax Law (the “Implementation Regulations”). The Enterprise Income Tax Law (last amended on December 29, 2018) and its Implementation Regulations (last amended on December 6, 2024), collectively the “EIT Law”, provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered resident enterprises and are therefore subject to PRC enterprise income tax at a uniform rate of 25% with respect to their income sourced from both within and outside of China. The Implementation Regulations define the term “de facto management body” as a management body that exercises substantial and overall control and management over the production and operations, personnel, accounting and properties of an enterprise.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking a first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCA Act, and the PCAOB vacated its December 16, 2021 determinations. As a result of this announcement, we were not for the fiscal year of 2023 or 2024, and do not expect to be for the fiscal year of 2025, a Commission-Identified Issuer in respect of our annual report on Form 20-F. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCA Act. While we currently do not expect the HFCA Act to prevent us from maintaining the trading of our ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese regulators that could affect our listing status in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

The current regulatory framework governing foreign investment activities in the PRC is primarily set out in two key instruments: the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Edition) (the “Negative List”), which was promulgated by the NDRC and the MOFCOM on September 6, 2024, and became effective on November 1, 2024, and the Catalogue of Industries for Encouraged Foreign Investment (Edition 2025) (the “Encouraged Catalogue”), which was promulgated by the NDRC and MOFCOM on December 15, 2025, and became effective on February 1, 2026. Industries listed in the Encouraged Catalogue are generally deemed “encouraged” for foreign investments and may benefit from preferential policies. Industries not listed in either the Negative List or the Encouraged Catalogue are generally deemed “permitted” for foreign investments, unless specifically prohibited or restricted by other PRC laws and regulations, and are subject to the principle of national treatment. Pursuant to the Negative List (2024 Edition), a foreign stake in a value-added telecommunications service may not exceed 50% (except for e-commerce, domestic multi-party communications, store-and-forward, and call center services). In practice, PRC regulatory authorities apply a look-through approach when reviewing foreign ownership, treating foreign investments, including those made through variable interest entity structures or nominee arrangements, as foreign capital for purposes of determining compliance with the 50% cap. Furthermore, pursuant to the Regulations on Travel Agencies (2020 Revision), which was promulgated by the State Council and became effective on November 29, 2020, generally, no foreign-invested travel agency may operate a business providing travel services to Chinese mainland residents traveling to other countries or to Hong Kong, Macau or Taiwan.

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

We rely in part on contractual arrangements with each of the Consolidated Affiliated Entities and their respective nominee shareholders to operate certain restricted business. These contractual arrangements may not be as effective as direct ownership in providing operational control.

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

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contractual arrangements would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. While PRC arbitration laws and procedures have been continuously improving—including through the 2025 amendments to the Arbitration Law, which took effect on March 1, 2026 and enhance the framework for temporary measures and recognition of foreign arbitration institutions—they remain less developed than those in some other jurisdictions, such as the United States. As a result, uncertainties regarding the enforcement of laws in China could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of variable interest entities should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the Consolidated Affiliated Entities, and our ability to conduct our business and our financial condition and results of operations may be affected. See “ —Risks Related to Doing Business in China—Developments in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” below in this annual report.

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

The nominee shareholders of the Consolidated Affiliated Entities may have potential conflicts of interest with us, which may affect our business and financial condition.

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

The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law of the PRC in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately controlled by foreign investors. In March 2019, the NPC promulgated the Foreign Investment Law of the PRC, or the FIL, and in December 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the PRC, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the FIL. The FIL and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The FIL and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure through contractual arrangements would be deemed as a method of foreign investment. However, the FIL has a catch-all provision that includes in its definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. To implement this provision of the FIL, the relevant regulatory authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the FIL, and we cannot rule out the possibility that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure through contractual arrangements adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If any of the Consolidated Affiliated Entities were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses operated by such Consolidated Affiliated Entities in any “negative list” for foreign investment were therefore subject to any foreign investment restrictions or prohibitions, our business, financial condition and results of operations may be materially and adversely affected. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Risks Related to Our ADSs, Ordinary Shares and Our Trading Market

The market prices for our ADSs and/or ordinary shares have been and may continue to be volatile.

The market price for our ADSs has been volatile and ranged from a low of US$30.39 to a high of US$49.12 on the NASDAQ Global Select Market in 2025. Likewise, the high and low prices of our ordinary shares on the Hong Kong Stock Exchange in 2025 were HK$38.64 and HK$23.80, respectively. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our ADSs and/or ordinary shares. Some of these companies have experienced significant volatility. The trading performance of these companies’ securities may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the United States and consequently may impact the trading performance of our ADSs and/or ordinary shares. The market price is subject to wide fluctuations in response to various factors, including the following:

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

We generated positive operating income and net income attributable to H World Group Limited in 2023, 2024 and 2025, respectively. As of December 31, 2025, our current liabilities exceeded our current assets by US$242 million. We believe that our current cash and cash equivalents, anticipated cash flow from operations, and funds available from borrowings under our bank facilities (including the undrawn bank facilities currently available to us and bank facilities we plan to obtain in 2026) will be sufficient to meet our anticipated working capital cash needs for at least the next 12 months. Our ability to continue to meet our working capital demands depends on our ability to generate cash flows from operations and to arrange adequate financing arrangements. For more information, please see “Item 5. Operating and financial review and prospects—5.B. Liquidity and Capital Resources.” If we are unable to continue funding our business operations or achieve or maintain profitability, the market price of our ADSs may significantly decrease.

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

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs and/or ordinary shares could fall. For example, as of December 31, 2025, we had approximately 113.3 million non-vested restricted stocks and 24.4 million share options outstanding. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. Ordinary shares held by our existing shareholders may be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs and/or ordinary shares could be adversely affected.

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

As of March 31, 2026, our founder, Mr. Qi Ji, who is also our chairman of the board and our co-founders, Ms. Tong Tong Zhao and Mr. John Jiong Wu, in total beneficially owned approximately 32.2% of our outstanding ordinary shares on an as-converted basis. The interests of these shareholders may conflict with the interests of our other shareholders. Our founder and co-founders have significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company or of our assets and might reduce the price of our ADSs and/or ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs and/or ordinary shares.

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

Based on our audited consolidated financial statements and relevant market and shareholder data, we do not believe that we were a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for 2025. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC in 2026. The application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make annual separate determinations each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you of our PFIC status for 2026 or for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined herein) held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. For a more detailed discussion of United States federal income tax consequences to U.S. Holders, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The following table illustrates the key milestones of our history and business development:

Year	Milestone
2005	We launched the first HanTing Hotel in Kunshan, Suzhou.

2008	We launched our budget hotel product, HanTing Hi Inn, which was subsequently rebranded as Hi Inn.

2010	Our ADSs were listed on the NASDAQ Global Selected Market. We launched the first JI Hotel in Shanghai.

2012	We acquired a 51% equity interest in Starway HK, a midscale hotel chain, and expanded our offering to four hotel brands.
We changed our Chinese trade name from “HanTing Hotel Group” to “HuaZhu Hotel Group”.

2013	We acquired the remaining 49% equity interest in Starway HK.
We adopted the first proprietary cloud-based property management system in China.

2014	We entered into agreements with Accor, to join forces in the Pan-China region to develop Accor brand hotels and to form an extensive and long-term alliance with Accor.
We offered the first automated self-check-in or check-out kiosks in China, featuring advanced technologies such as facial recognition.

2016	We completed our transaction with Accor.
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
We completed the put right offer relating to the 2022 Notes.

2021	We completed the acquisition of CitiGO in May 2021, which operates hotels under the brand of CitiGO Hotel.

2022	We changed our name to H World Group Limited, or H World.

Year	Milestone
We fully redeemed our convertible senior notes due 2022 on the maturity date of November 1, 2022.

2023

We issued a total of 7,118,500 ADSs (including 928,500 additional ADSs pursuant to the exercise of a 30-day option), each representing ten ordinary shares of H World Group Limited, at a price of US$42.0 per ADS, in January 2023.

2024	We achieved the milestone of opening 10,000 hotels.

2025	We launched our upper midscale hotel brand, Grand JI Hotel. Our H Rewards loyalty program surpassed 300 million members.

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

4.B. Business Overview

We are a leading, fast-growing multi-brand hotel group with international operations. Our hotels are operated under three different models: leased and owned, franchised, and franchised hotels that we operate under management contracts, which we refer to as “manachised.” We expanded our hotel network from 9,394 hotels as of December 31, 2023 to 12,858 hotels as of December 31, 2025, representing a CAGR of 17.0%. As of December 31, 2025, we had 12,858 hotels in operation, including 573 leased and owned hotels and 12,285 manachised and franchised hotels, with an aggregate of 1,264,419 hotel rooms. As of the same date, we were developing an additional 2,906 hotels, including 19 leased and owned hotels and 2,887 manachised and franchised hotels.

Brands are the bedrock of our success. Over a decade, we grew from an economy hotel chain to a multi-brand hotel group covering the full spectrum of market segments. Leveraging our consumer insights and our capability to deliver innovative and trend-setting products, we now operate a portfolio of over 20 distinct hotel brands.

We have developed a vast base of loyal and engaged customers under our H Rewards loyalty program. H Rewards covers all of our brands and had more than 311 million members as of December 31, 2025. We engage with program members through multiple online and offline touch points to personalize their lodging experiences and foster strong and long-lasting relationships that inspire loyalty to our brands. H Rewards is a powerful distribution platform, enabling us to conduct lower-cost, targeted marketing campaigns and maintain a high percentage of direct sales to customers. In 2025, approximately 73% of our room nights under legacy Huazhu were sold to customers who were individual or corporate H Rewards members. In the same year, approximately 77% of our room nights under legacy Huazhu were sold through our own sales channels.

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

Leveraging our strong brand recognition, massive member traffic, and robust technology infrastructure, we have pioneered a business operating system designed to enhance hotel operations across all fronts. Our business operating system is the result of our years of industry know-how, and it includes innovative ideas that are first tested and refined by our leased and owned business. Subsequently, these ideas can be “plugged-and-played” by our franchisees with confidence, thus allowing us to effectively expand our hotel network in an asset-light manner. We added a net 3,464 hotels from December 31, 2023 to December 31, 2025, 3,582 of which were manachised and franchised hotels. Apart from receiving franchise fees for these hotels, we also share our technology infrastructure and our vast customers base with our franchisees. We believe that our distinct approach to hospitality has helped us establish a highly differentiated business model that balances scale, quality and returns.

We recorded outstanding financial performance in the past and has recorded strong post COVID-19 recovery since 2023. Our total revenue was RMB21,882 million, RMB23,891 million and RMB25,307 million (US$3,618 million) in 2023, 2024 and 2025, respectively. We had net income attributable to H World Group Limited of RMB4,085 million, RMB3,048 million and RMB5,080 million (US$726 million) in 2023, 2024 and 2025, respectively. Our adjusted EBITDA (non-GAAP) amounted to RMB6,268 million, RMB6,820 million and RMB8,473 million (US$1,211 million) in 2023, 2024 and 2025, respectively. Our net cash provided by operating activities amounted to RMB7,674 million, RMB7,518 million and RMB8,379 million (US$1,198 million) in the respective periods.

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

Our Brands and Products

As of the date of this annual report, we have hotels in operation or under development under the following brands, which are designed to target distinct segments of customers:

●	Economy hotel brands: HanTing Hotel, Ni Hao Hotel, Hi Inn, Elan Hotel, Zleep Hotels, and Ibis Hotel;
●	Midscale hotel brands: JI Hotel, Orange Hotel, Starway Hotel, and Ibis Styles Hotel;
●	Upper midscale hotel brands: Crystal Orange Hotel, IntercityHotel, Grand JI Hotel, Manxin Hotel, Mercure Hotel, Madison Hotel, Novotel Hotel, CitiGO Hotel, and MAXX;
●	Upscale hotel brands: Joya Hotel, Blossom House, Steigenberger Hotels & Resorts, Jaz in the City, and Grand Mercure Hotel; and
●	Luxury hotel brand: Steigenberger Icons and Song Hotels.

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

As of December 31, 2025, we also operated five other hotels, including other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group.

We believe that our multi-brand strategy provides us with a competitive advantage to open more hotels in attractive markets, capture a wider range of customers with evolving lodging preferences and needs thereby achieving greater economies of scale through shared platforms.

Economy Hotel Brands

HanTing Hotel

Launched in 2005, HanTing Hotel is dedicated to becoming a beloved national hotel for all. From the reassurance of a restful night’s sleep and a warm, hearty breakfast, to the ease of self check-in and the thoughtfulness of robot-assisted delivery, HanTing Hotel has consistently delivered on its commitment to fulfilling the core lodging needs of its guests—quality sleep, refreshing showers, and satisfying breakfast—complemented by a convenient, warm, and 24-hour open lobby. With a travel experience defined by the promise of “good quality at an affordable price” and a continuous enhancement of the sense of security and happiness of Chinese travelers on the go, HanTing Hotel has become the “distant relative and close neighbor” of 1.4 billion Chinese people. As of December 31, 2025, we had 4,556 HanTing Hotels in operation and an additional 774 HanTing Hotels under development.

Ni Hao Hotel

Ni Hao Hotel is our economy hotel product targeting young customers. The brand new Ni Hao Hotel 2.0 integrates contemporary aesthetics with traditional Chinese colors and symbols, creating a joyful and prosper atmosphere and offering traveler with various aesthetic choices. As of December 31, 2025, we had 513 Ni Hao Hotels in operation and 86 Ni Hao Hotels under development.

Hi Inn

Launched in late 2008 and originally marketed under the name of HanTing Hi Inn, Hi Inn is our fully self-service economy hotel brand. With the tenet of “sleep better, spend less,” Hi Inn focuses on customers’ core lodging needs—quality sleep and refreshing showers—and offers travelers with international standard accommodation experience at exceptional value for money. Hi Inn is distributed across major first- and second-tier cities as well as rapidly growing third- and fourth-tier cities in China. As of December 31, 2025, we had 696 Hi Inns in operation and an additional 287 Hi Inns under development.

Elan Hotel

In September 2014, we launched Elan Hotel. Elan Hotel is our economy hotel product committed to improving the operating efficiency of individual micro, small- and medium-sized economy hotels. As of December 31, 2025, we had 45 Elan Hotels in operation.

Ibis Hotel

Ibis Hotel is the world’s leading economy hotel brand originated from France. Ibis Hotel breaks through the conventional monotonous atmosphere of economy hotels and creates a space without boundaries. Featuring it with front desk that also serves as bar, restaurant that turns into livehouse at night, and vibrant music setting the ambiance at any time, we intend to transform economy hotel into a lively environment open for everyone. As of December 31, 2025, we had 214 Ibis Hotels in operation and an additional six Ibis Hotels under development.

Zleep Hotels

Zleep Hotels, our economy hotel brand, is a well-known and successful hotel brand in Scandinavia and other parts of Europe offering service and design at a great rate. As of December 31, 2025, we had six Zleep Hotels in operation and an additional seven Zleep Hotels under development.

Midscale Hotel Brands

JI Hotel

JI Hotel is a midscale brand that we launched in 2010. Over the past 15 years, JI Hotel adheres to its original aspiration to “design for Chinese, offer experience to all.” Drawing from oriental wisdom, humanity and culture, it offers quality lodging experience with friendly services, dedicating to providing travelers with accommodations that resonate with the aesthetics and lifestyle of Chinese people and sharing the unique Chinese lodging culture with guests from all over the world. As of December 31, 2025, we had 3,565 JI Hotels in operation and an additional 752 JI Hotels under development.

Orange Hotel

Orange Hotel is our midscale hotel brand. Drawing inspiration from Orange County in California and having “bright sunny days” as its brand concept, Orange Hotel creates a bright and memorable journey for travelers by creating sunny living spaces, offering vibrant and efficient services, and promoting a healthy lifestyle. As of December 31, 2025, we had 1,055 Orange Hotels in operation and an additional 250 Orange Hotels under development.

Starway Hotel

Starway Hotel is our select midscale hotel brand. It offers a diverse range of products and quality lodging experiences, meanwhile merging the local characters and creates unique memories for the travelers. Through its thoughtful sleeping system, distinctive breakfast represented by Starway Hotel’s signature noodle, convenient smart facilities, laundry services and other ancillary services, Starway Hotel caters to customers’ diverse travel needs and conveys the unique charm of each city. In every city, with a warm bowl of its signature noodle, Starway Hotel is committed to warmly accompanying travelers on each and every journey. As of December 31, 2025, we had 712 Starway Hotels in operation and an additional 118 Starway Hotels under development.

Ibis Styles Hotel

Ibis Styles Hotel is a midscale brand that offers comfortable and designer hotels. Ibis Styles Hotel advocates one-hotel-one-design, with each hotel choosing a different story theme to create creative spaces through a fun and premium design approach that is eye-catching. The different style collections of Ibis Styles Hotel can cater to the accommodation needs of different people, covering not only business and vacation, but also attracting the innovative Z-Generations. As of December 31, 2025, we had 99 Ibis Styles Hotels in operation and an additional four Ibis Styles Hotels under development.

Upper Midscale Hotel Brands

Crystal Orange Hotel

Crystal Orange Hotel is our upper midscale hotel brand targeting the upper midscale business travel and quality travel market. Crystal Orange Hotel has launched a new version 2.5, empowering customers with a five-star quality experience at a four-star price. Crystal Orange Hotel returns to the essence and purity, using walnut, antique copper and glass elements to create a more textured and premium space atmosphere, earning its reputation as the “pinnacle of aesthetics” in its segment and winning multiple international design awards. Beyond design, Crystal Orange Hotel is underpinned by a “Purify, Recharge, Awaken” six-sense energy recovery system, dedicated to creating an energy-restoring journey for urban travelers navigating the fast-paced modern world—a stay that goes beyond rest, empowering guests to rediscover their vitality and become their best selves. As of December 31, 2025, we had 322 Crystal Orange Hotels in operation and an additional 100 Crystal Orange Hotels under development.

IntercityHotel

IntercityHotel, originating from Germany in 1987, entered the Chinese market following our acquisition of Deutsche Hospitality in 2020. Inheriting the Bauhaus tradition of modern design, IntercityHotel places functionalism at its core, delivering a “Precise, Seamless, and Efficient” stay experience tailored to the needs of business travelers. Today, as one of the most sought-after brands in the upper midscale segment, IntercityHotel has achieved comprehensive coverage across core first- and second-tier cities in China, offering the discerning business traveler an ideal journey defined by “Work Efficiently, Live Effortlessly.” As of December 31, 2025, we had 159 IntercityHotels in operation and an additional 111 IntercityHotels under development.

Grand JI Hotel

Grand JI Hotel is our oriental hotel brand. Drawing on the artistic spirit and etiquette of the contemporary East, it conveys a rich cultural essence that embraces all things, allowing the world to experience the elegance and refinement of the East. As of December 31, 2025, we had five Grand JI Hotels under development.

Manxin Hotel

Manxin Hotel incorporates localized features into the design and experience, and is a must-stay lifestyle hotel for urban exploration, with both business and travel features. Currently there are two product lines under Manxin Hotel, namely Manxin Hotel and Manxin Mansion. As of December 31, 2025, we had 192 Manxin Hotels in operation and an additional 47 Manxin Hotels under development.

Mercure Hotel

Mercure Hotel is an upper midscale hotel brand originating from France, drawing its inspiration from Mercury, the Roman deity of travel and fortune, and is positioned as a French-lifestyle upper midscale hotel for business travelers. Since its founding in 1973, Mercure Hotel has consistently placed the French art de vivre at its core, crafting spaces around the world that offer travelers an experience defined by elegance, ease, and the poetry of everyday life. As of December 31, 2025, we had 226 Mercure Hotels in operation and an additional 88 Mercure Hotels under development.

Madison Hotel

We launched our new upper midscale hotel brands Madison Hotel and Grand Madison Hotel in 2019, which are committed to offering guests a classic lodging experience. In 2020, we merged the Grand Madison Hotel brand into the Madison Hotel brand. Madison Hotel integrates local characteristics to create a warm and vibrant travel experience for the guests. As of December 31, 2025, we had 218 Madison Hotels in operation, and an additional 113 Madison Hotels under development.

Novotel Hotel

Novotel is an upper midscale brand that provides a multi-service offering for both business and leisure guests, with spacious, modular rooms, 24/7 catering offers with balanced meals, meeting rooms, attentive and proactive staff, kid areas, multi-purpose lobbies and fitness centers. As of December 31, 2025, we had 46 Novotel Hotels in operation and an additional 18 Novotel Hotels under development.

CitiGO Hotel

CitiGO Hotel is a lifestyle brand that mainly targets young people. Crafted by internationally prestigious designers, CitiGO blends travel, sports and urban culture together to provide guests with unique lodging experience. CitiGO introduces a new concept space that combines elements of hotel, apartment and community, aiming to provide travelers with distinctive travel experience. With a focus on engaging different demographics, CitiGO emphasizes stylish and trendy designs along with rich and vibrant communal entertainment areas, breaking traditional perceptions of hotels. The hotel restaurant provides extra-long breakfast from 7:00 am to 12:00 pm, fresh coffee, craft beer and free late-night snack. CitiGO is passionate about cross-industry collaborations, embedding a youthful and playful attitude into its brand DNA, leading new travel trends for urban youth seeking quality life. As of December 31, 2025, we had 33 CitiGO Hotels in operation, and an additional four CitiGO Hotels under development.

MAXX

MAXX is our upper midscale hotel brand originated from Germany. MAXX inherits European elegance and style, redefining new luxury lifestyle through an international perspective and insights into the local market, serving as an urban oasis that captures every extraordinary moment, and integrates insights into the local market. As of December 31, 2025, we had 11 MAXX hotels in operation and seven MAXX hotels under development.

Upscale Hotel Brands

Joya Hotel

In December 2013, we launched our upscale brand Joya Hotel. These hotels are typically located in areas close to major business and commercial districts in first- and second-tier cities. With the new Chinese-style design and diversified service features, Joya Hotel creates a hotel space more in line with the Chinese culture and lifestyle. As of December 31, 2025, we had seven Joya Hotels in operation.

Blossom House

Blossom House, founded in Lijiang, China in 2009, is our upscale cultural tourism and resort hotel brand. With “Relax, Connect, and Happiness” at its core, Blossom House has successfully integrated local history, culture, and heritage with an upscale service philosophy, pioneering the development of upscale cultural tourism and resort hospitality in China and earning its place as our most happiness-inspiring upscale resort hotel. Guided by its distinctive Blossom aesthetics, the brand leads product innovation and has established three product lines: Blossom House Secret Retreat, full-service resorts, and selective-service resorts. Today, Blossom House has achieved coverage across China’s major premier tourist destinations and key scenic areas, and will continue to lead all travelers toward new horizons, ushering in an entirely new era of upscale cultural and humanistic resort experiences. As of December 31, 2025, we have 90 Blossom House hotels in operation and an additional 107 Blossom House hotels under development.

Steigenberger Hotels & Resorts

Steigenberger Hotels & Resorts is our upscale brand originated in Germany. With high-quality facilities and services and unique entertainment resources, Steigenberger Hotels & Resorts provides guests with a super high-end experience of high-quality conference services, high-quality leisure and quality meals to meet the diverse needs of guests’ various activities. As of December 31, 2025, we had 56 Steigenberger Hotels & Resorts in operation and an additional 14 Steigenberger Hotels & Resorts under development.

Jaz in the City

Jaz in the City is our upscale lifestyle brand. Jaz in the City branded hotels reflect metropolitan lifestyle and draw upon the local music and cultural scene. As of December 31, 2025, we have three Jaz in the City hotels in operation.

Grand Mercure Hotel

Grand Mercure Hotel offers guests an imaginative, discovery-filled hotel experience, a fresh and engaging stay that attracts visitors from around the world. Deeply rooted in its destinations, Grand Mercure Hotel offers an elegant and immersive cultural experience through warm, attentive staff who tell vivid stories and take guests on a journey through the traditions of fine dining and high-end hospitality. As of December 31, 2025, we had ten Grand Mercure Hotels in operation.

Luxury Hotel Brand

Steigenberger Icons

Steigenberger Icons is our first brand under luxury level, a prestigious level we granted only to our most legendary Steigenberger hotels. It offers customers with legendary living experience through its provision of German-style butler services. As of December 31, 2025, we had 12 Steigenberger Icons Hotels in operation and one Steigenberger Icons Hotel under development.

Song Hotels

Song Hotels is our luxury hotel brand designed for high-end vacation experience. It creates luxurious and leisure stay experience for the guests through its portrait of contemporary Chinese lifestyle of pursuing perfection and its innovation of delicate aesthetics rooted in Song dynasty. As of December 31, 2025, we had seven Song Hotels in operation and an additional two Song Hotels under development.

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

Our hotel network has grown rapidly. The following table sets forth the number of hotels we operated as of the dates indicated.

	As of December 31,
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Leased and owned hotels	616	624	671	699	688	753	738	704	691	633	573
Manachised hotels	2,067	2,471	2,874	3,309	4,519	5,746	6,824	7,617	8,526	10,380	12,170
Franchised hotels	80	174	201	222	411	290	268	222	177	134	115
Total	2,763	3,269	3,746	4,230	5,618	6,789	7,830	8,543	9,394	11,147	12,858

As of December 31, 2025, our hotel network covered 12,858 hotels spanning 1,222 cities in 31 provinces and municipalities across the greater China region and 20 other countries, and we also had a pipeline of hotels in these countries and regions. As of December 31, 2025, we had an additional 2,906 leased and owned as well as manachised and franchised hotels under development.

The following table sets forth a summary of all of our hotels by geographic region as of December 31, 2025.

				Leased and	Manachised
	Leased and			Owned Hotels	and Franchised
	Owned	Manachised	Franchised	Under	Hotels Under
	Hotels(1)	Hotels(2)	Hotels(2)	Development(5)	Development(5)
Greater China:
Shanghai, Beijing, Guangzhou, Shenzhen and Hangzhou	206	2,164	30	8	362
Others (3)	304	9,981	51	3	2,503
Subtotal	510	12,145	81	11	2,865
Outside Greater China:
Europe	62	6	23	8	6
Other countries(4)	1	19	11	—	16
Subtotal	63	25	34	8	22
Total(5)	573	12,170	115	19	2,887

Notes:

(1)	Include 62 leased hotels operated by Deutsche Hospitality and 511 leased and owned hotels operated by the rest of our Group.
(2)	Include 56 manachised and franchised hotels operated by Deutsche Hospitality and 12,229 manachised and franchised hotels operated by the rest of our Group.
(3)	For our hotels in operation, include 1,217 cities across 29 provinces and municipalities; for our hotels under development, include 936 cities across 30 provinces and municipalities.
(4)	For our hotels in operation, include Tunisia, Egypt, the UAE, Oman, Saudi Arabia, Singapore, Qatar, Mongolia, Korea, Vietnam and Cambodia; for our hotels under development, include Egypt, Oman, Saudi Arabia, the UAE, India, Cambodia, Uzbekistan, Thailand, Malaysia and Laos.
(5)	Include hotels for which we have entered into binding leases, purchase agreements of land use right or property, or franchise agreements but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

The following table sets forth the status of our hotels under development as of December 31, 2025.

	Pre-conversion	Conversion
	Period(1)	Period(2)	Total
Leased and owned hotels	16	3	19
Manachised and franchised hotels	1,638	1,249	2,887
Total	1,654	1,252	2,906

Notes:

(1)	Includes hotels for which we have entered into binding leases or franchise agreements but of which the property has not been delivered by the respective lessors or property owners, as the case may be. The inactive projects are excluded from this list according to management judgment.

(2)	Includes hotels for which we have commenced conversion activities but that have not yet commenced operations. The inactive projects are excluded from this list according to management judgment.

Among the 19 leased and owned hotels under development as of December 31, 2025, we had 16 leased and owned hotels during pre-conversion period, for which we have entered into binding leases but of which the property has not been delivered by the respective lessors, and had 3 leased and owned hotels during the conversion period, for which we have completed conversion activities and have started operations in January and February 2026. Total development costs for the leased and owned hotels during the conversion period were approximately RMB121 million. The average development costs per square meter for completed leased and owned hotels in 2025 were approximately RMB2,100 (US$300). The franchisees are responsible for development costs for our manachised hotels and franchised hotels.

The reasons for hotel closures typically include property-related matters (such as rezoning and expiry of leases), hotel operation quality or results not meeting our requirements, and other commercial reasons.

Leased and owned hotels

As of December 31, 2025, we had 565 leased hotels and eight owned hotels, accounting for approximately 4.5% of our hotels in operation. We manage and operate each aspect of these hotels and bear all of the accompanying expenses. We are responsible for recruiting, training, and supervising the hotel managers and employees, paying for leases and costs associated with construction and renovation of these hotels, and purchasing all supplies and other required equipment.

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

The following table sets forth the number of our leases for hotels in operation and under development that were expected to expire in the periods indicated as of December 31, 2025.

Number of
Leases
2026(1)	68
2027	53
2028	61
2029	41
2030	37
2031-2033	120
2034-2036	85
2037 and onward	119
Total	584

Note:

(1)	Including leases of four legacy DH hotels we plan to dispose of. For more information, see “Notes to Consolidated Financial Statements — Note 8. Assets and liabilities held for sale.”

Manachised and Franchised Hotels

As of December 31, 2025, we had 12,170 manachised hotels and 115 franchised hotels, accounting for approximately 94.6% and 0.9%, respectively, of our hotels in operation. Our franchisees lease or own their hotel properties and are responsible for the costs of developing and operating the manachised or franchised hotels, including constructing and renovating the hotels according to our standards, and all of the hotel operating expenses. We impose the same standards on all of our manachised and franchised hotels to ensure product quality and consistency across our hotel network. Our franchisees are not allowed to sub-franchise hotels under our brands to any third party. We collect fees from the franchisees of our manachised and franchised hotels and do not bear loss incurred by our franchisees. We believe that the manachise and franchise models have enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

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

For our manachised hotels under Deutsche Hospitality, the franchisees are required to pay Deutsche Hospitality a management fee consisting of a base fee of 0.3% to 3.0% of the hotel’s turnover and an incentive fee of 6% to 10% of the hotel’s adjusted gross operating profit. Deutsche Hospitality participates in the distribution of the manachised hotel’s profit, and charges a marketing fee for a few manachised hotels. General manager compensation of a manachised hotel, including salaries, social security contribution, and various benefits and bonuses, is borne by the manachised hotel. For some manachised hotels outside Germany, Deutsche Hospitality further charges a license fee of approximately 0.5% to 1% of the hotel’s turnover. The term of service for our manachised hotels under Deutsche Hospitality is typically 15 to 20 years.

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

For our franchised hotels under Deutsche Hospitality, the franchisees are required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 3.8% of the hotel’s gross room revenue or turnover. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR40,000 to EUR200,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee) and a license fee. The term of service for our franchised hotels under Deutsche Hospitality is typically ten to 15 years.

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

Budgeting. We prepare a detailed annual cost and revenue budget for each of our leased and owned hotels, and an annual revenue budget for each of our manachised and franchised hotels. The hotel budget is prepared based on, among other things, the historical operating performance of each hotel, the performance of comparable hotels and local market conditions. We may adjust the budget upon the occurrence of unexpected events that significantly affect a specific hotel’s operating performance. In addition, our compensation scheme for managers in each hotel is directly linked to its performance against the annual budget.

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

Training. We view the quality and skill sets of our employees as essential to our business and thus have made employee training one of our top priorities. Our H World Academy, previously known as Research and Study Center of H World Group, together with our regional management teams, offers structured training programs for our hotel managers, other hotel-based staff and corporate staff. Our hotel managers are required to attend a series of learning programs, covering topics such as our corporate culture, team management, sales and marketing, customer service, hotel operation standards, and financial and human resource management. A substantial number of our hotel managers have received training completion certificates. Our H World Academy has prepared a new-hire training package to standardize the training for hotel-based staff across our hotel group. In addition, we provide our corporate staff with various training programs, such as managerial skills, leadership development, corporate culture and best practice sharing.

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

Artificial Intelligence

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

We strictly comply with privacy and data security laws of the jurisdictions where we operate, including Cybersecurity Law of the People’s Republic of China, the Data Security Law of the People’s Republic of China, the Personal Information Protection Law of the People’s Republic of China, and the General Data Protection Regulation (“GDPR”) of the European Union. We have in place extensive policies, processes, network architecture, and software to protect customer data. Our major systems, including those regarding property management, customer relationship management, as well as our website and mobile apps, have passed the Level III information security protection assessment conducted by the China National Accreditation Service for Conformity Assessment. We have also obtained the ISO27001 information security management certification and the ISO27701 privacy information management certification. Our payment system has passed the payment card industry (“PCI”) data security standard (“DSS”) requirements and security assessment procedures assessment. In addition, we collaborate with renowned consulting companies to strengthen the infrastructure of our information technologies and systems and to ensure compliance with all applicable laws and regulations.

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

Sales and Marketing

Our marketing strategy is designed to enhance our brand recognition and customer loyalty. Building and differentiating the brand image of each of our hotel products is critical to increasing our brand recognition. We focus on targeting the distinct guest segments that each of our hotel products serves and adopting effective marketing measures based on thorough analysis and application of data and analytics. In 2025, approximately 77% of our room nights under legacy Huazhu were sold through our own sales channels and the remaining 23% of our room nights were sold through intermediaries.

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

A key component of our marketing efforts is the H Rewards, our loyalty program, which covers all of our brands. We believe the H Rewards loyalty program allows us to build customer loyalty and conduct lower-cost, targeted marketing campaigns. As of December 31, 2025, our H Rewards had more than 311 million members. In 2025, approximately 73% of our room nights under legacy Huazhu were sold to our H Rewards members. Members of the H Rewards are provided with discounts on room rates, free breakfasts (for gold and platinum members), more convenient check-out procedures, and other benefits. H Rewards members can also accumulate points through stays in our hotels or by purchasing products and services provided at our hotels and from Huazhu Mall. These points can be used to offset the room charges in our hotels, buy products in Huazhu Mall or be redeemed for various coupons. The H Rewards includes five levels of membership: star, silver, rose gold, gold, and platinum. Rose gold membership is only available for corporate members of the H Rewards. H Rewards was previously known as HanTing Club and HuaZhu Club.

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

The trademarks and logos used in our current hotels are under protection of the registered trademarks and logos. As of December 31, 2025, we registered 1,991 trademarks and logos with the China National Intellectual Property Administration (CNIPA). As of December 31, 2025, we filed 297 trademark applications pending for examination and review by the CNIPA. As of the same date, we also registered 1,907 trademarks and filed 229 trademark applications outside China. As of December 31, 2025, we received 41 patents; another 11 patents were applied and under review by relevant PRC authority. We also received copyright registration certificates for 243 software programs developed by us as of December 31, 2025. In addition, we registered 710 national and international top-level domain names, including www.hworld.com, as of December 31, 2025. Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to protect our tradenames and trademarks as well as other intellectual property rights could have a negative impact on our brands and adversely affect our business.”

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

As of December 31, 2025, we had several pending legal and administrative proceedings, including lease contract disputes, franchise agreement disputes and labor disputes. As of the same date, our accrued contingent liability was RMB16 million (US$2 million).

Sustainable Hospitality

As a global multi-brand hotel group, we remain committed to integrating sustainability into our long-term development. In 2025, we further embedded ESG principles into our strategy and operations, advancing responsible growth while enhancing long-term value creation for stakeholders.

Environmental Stewardship

We always adhere to the concept of green development and fulfil our responsibility for environmental protection. While delivering high-quality hotel services to guests, we strive to minimize the environmental impact of our operations. We are committed to achieving carbon neutrality by 2050, based on total Scope 1 and Scope 2 greenhouse gas emissions in 2023.

We continued to advance green building, green operations, and green services across the full life cycle of hotel development and management. We promoted modular construction to improve resource efficiency and reduce waste, while accelerating the deployment of renewable energy solutions such as air-source heat pumps and solar systems. By the end of 2025, over 4,800 of our hotels had been equipped with air-source heat pumps, and over 1,100 hotels had adopted solar water heating systems. 64 hotels had obtained Global Sustainable Tourism Council (GSTC) certification, and 160 hotels were certified as “China Green Hotels”. As of the same date, around 98% of Legacy DH’s leased hotels held both ISO 50001 Energy Management System Certification and ISO 14001 Environmental Management System Certification.

At the operational level, we strengthened digital energy and water management through the smart platform “Easy Energy Consumption”, improving resource efficiency and enabling real-time monitoring. In parallel, we actively expanded green certifications and enhanced environmental management systems at the property level. By the end of 2025, 11,250 of our hotels were equipped with “Easy Energy Consumption”.

We also strengthened water stewardship. The Chief Executive Officer is responsible for overseeing water resource management strategy and performance. Key measures include the installation of water-efficient fixtures, optimization of irrigation systems, systematic leakage detection and repair, and water recycling. We closely monitor water conditions in the regions where we operate and leverage international water risk assessment tools to identify potential risks. For example, Legacy DH has implemented enhanced measures, including installing low-flow fixtures, optimizing operational processes, strengthening employee water-saving training, and continuously monitoring water consumption per occupied room. Additionally, the Madison Hotel in Xiamen Software Park implemented a condensate water recovery project in 2025, collecting air conditioning condensate for reuse in cooling towers and establishing a closed-loop “collect-treat-reuse-monitor” system integrated into hotel operations.

We also extend the green development requirements to our suppliers. Taking laundry suppliers as an example, we have incorporated environmental criteria into our supplier selection process, specifying requirements for equipment’s water and energy-saving capabilities, laundry chemical types and the inspection procedures. We actively encourage them to utilize tunnel washers that use water recycling and filtration technology. In 2025, our “Smart Linen Project” continued, with linens in over 2,300 our hotels already installed with chips. These chips can accurately identify the linens’ affiliated hotels, while tracking washing conditions such as water temperature, washing duration, and number of washes. At the same time, we actively collaborate with suppliers to develop eco-friendly consumables, which include wheat straw brushes, corn starch shower caps, natural bamboo paper, and RPET (Recycled Polyethylene Terephthalate)-bottled body care products. Through iterative improvements and continuous cooperation with suppliers, we aim to transform our environmental philosophy into an industry benchmark, and then promote its adoption across the whole sector.

At the customer level, we actively engage guests in our environmental initiative of “Green Living, Towel Reuse” (“Green Living”) by encouraging practices such as reusing towels, bringing personal toiletries, and opting out of daily cleaning services during extended stays, alongside promoting green travel programs. Meanwhile, we extended sustainability requirements into our supply chain by promoting environmentally responsible sourcing practices, such as plant-based products and cage-free egg procurement, contributing to climate action and biodiversity protection.

At the employee level, we introduced a dedicated ESG and Sustainable Development module on our company-wide Excellence Forum, serving as an online learning platform for our employees. This program is designed to provide foundational knowledge on ESG principles and sustainable development practices. During the reporting period, we carried out structured monthly ESG awareness campaigns, highlighting key environmental observances such as World Environment Day, Earth Day, World Oceans Day, International Migratory Bird Day, International Polar Bear Day, and World Water Day. These initiatives strengthened employees’ environmental consciousness, encouraged the adoption of eco-friendly practices in daily operations, and promoted participation in our “Green Living” service program.

Social Responsibility

We remained focused on delivering safe, reliable, and high-quality hospitality experiences. We continuously strengthened guest safety management, service quality, and data privacy protection, ensuring a trusted and secure environment. We have established a “three-tier safety operation system” comprising expert safety inspections, random checks by Safety Ambassadors, and routine self-assessments by hotel managers, enhancing the safety management standards across all properties. In 2025, professional safety audits covered over 50% of the hotels, while dedicated inspections by Safety Ambassadors covered more than 95% of the properties. We have also obtained the ISO27001 information security management certification.

We continued to advance inclusive hospitality by promoting the All-Age Friendly Barrier-Free Program, creating more accessible and comfortable spaces for diverse customer groups. Meanwhile, we strengthened responsible procurement practices to enhance supply chain resilience and sustainability. We also placed strong emphasis on employee development and wellbeing through systematic training and capability-building programs. In 2025, the All-Age Friendly Barrier-Free Program was awarded the Gold Prize in the China Hotel Industry ESG Innovation Competition.

In addition, we actively fulfilled our social responsibilities through long-term public welfare initiatives, including education support and rural revitalization programs. By the end of 2025, a total of 13,473 students had benefited from the Scholarly HanTing online teaching public welfare project. We also partnered with over 130 universities across China to promote industry-academy integration and build a talent pipeline for long-term development.

Effective Governance

We continued to strengthen our ESG governance framework. We established a Sustainability Committee under the Board of Directors, a Sustainability Management Committee, and specialized Sustainability Working Groups, thereby enhancing high-level oversight and strategic coordination of ESG matters. The Sustainability Committee is responsible for overseeing and addressing key ESG priorities, including water stress, carbon emissions, privacy and data security, and other related sustainability matters. To ensure accountability, we have linked sustainability performance to the performance evaluations of brand CEOs, ensuring that ESG objectives are effectively embedded into business decision-making and execution.

At the same time, we upgraded the sustainability strategy and reinforced risk management, internal control, and compliance systems, ensuring effective governance across all business segments and regions. We also continuously improved our business ethics framework and stakeholder communication mechanisms, fostering a culture of integrity, transparency, and accountability.

In 2025, we conducted two business ethics training sessions, achieving 100% employee coverage. In addition, all of Legacy Huazhu’s core suppliers have signed the Sunshine Agreement, and Legacy DH has signed the Supplier and Business Partner Code of Conduct with all of its suppliers.

Through these continued efforts, our ESG performance received broad recognition. In 2025, our MSCI ESG rating was upgraded to A, along with more than ten sustainability awards, demonstrating our solid progress toward becoming a more sustainable and responsible global hospitality leader.

Regulation

The hotel industry in the countries and regions where we operate business, including China, is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation, management and commercial franchising, and travel agency business, as well as those relating to environmental and consumer protection. The principal regulations governing foreign ownership of hotel businesses in the PRC currently are the Negative List issued on September 6, 2024, which became effective on November 1, 2024, and the Encouraged Catalogue issued on December 15, 2025, which became effective on February 1, 2026, both of which were promulgated by the MOFCOM, or the MOC, and the NDRC as well as other negative lists (generally with fewer limitations) applicable to the free trade zones. Pursuant to these regulations, there are no restrictions on foreign investment in hotel businesses in China aside from business licenses and other permits that every hotel must obtain. Similar with other industries in China, regulations governing the hotel industry in China are still developing and evolving. As a result, most legislative actions consist of general measures such as industry standards, rules or circulars issued by different ministries rather than detailed legislations. This section summarizes the principal regulations in the countries and regions we operate that are currently relevant to our business and operations.

Regulations on Hotel Operation

The Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry in November 1987 and amended it in 2011, 2020 and 2022, respectively, and the State Council promulgated the Decision of the State Council on Establishing Administrative License for Necessarily Retained Items Requiring Administrative Examination and Approval in June 2004 and amended it in January 2009 and August 2016, respectively. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. Pursuant to the Measures for the Control of Security in the Hotel Industry, hotels failing to obtain the special industry license may be subject to warnings or fines of up to RMB200. In addition, pursuant to the Law of the PRC on Penalties for the Violation of Public Security Administration promulgated in August 2005, amended in October 2012 and June 2025, and effective January 1, 2026, hotels operating without the special industry license may result in detention up to 15 days, fines up to RMB 5,000, and confiscation of illegal gains. Operators of hotel businesses who have obtained a special industry license but violate applicable administrative regulations may also be subject to revocation of such licenses in serious circumstances. Besides, non-compliance with guest registration rules may result in fines and directly responsible personnel may face detention for intentional safety violations.

The State Council promulgated the Administrative Regulations on Sanitation of Public Places in April 1987 and most recently amended it in December 2024, according to which, a hotel must obtain a public area hygiene license before opening for business. Pursuant to this regulation, hotels failing to obtain a public area hygiene license may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines; or (iii) orders to suspend or cease continuing business operations. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Administrative Regulations on Sanitation of Public Places, which was amended in January 2016 and December 2017, according to which, starting from May 1, 2011, hotel operators shall establish sanitation management system and keep records of sanitation management. The Standing Committee of the NPC enacted the Food Safety Law of the PRC in February 2009, which was most recently amended in December, 2025. The State Administration for Market Regulation, or the SAMR (previously known as “China Food and Drug Administration”), enacted the Measures for the Administration of Food Trade Licensing and Recordation on June 15, 2023, which became effective on December 1, 2023, according to which any entity involving sales of food or food services must obtain a food business license, unless it sells (i) edible agricultural products, (ii) prepackaged food only, (iii) specific full-nutritional formula food in formula food for special medical purposes by a medical institution or drug retailer, or (iv) food produced by a permitted food producer at its production and processing place or through the Internet only. Pursuant to the Food Safety Law of the PRC, hotels failing to obtain the food business license (or formerly the food service license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale, and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000, or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000. Moreover, The Law of the PRC on Public Health Emergency Response, passed on September 12, 2025 and effective on November 1, 2025, establishes a comprehensive legal framework for emergency response. It mandates that entities, including hotels, assess risks, should formulate emergency plans, and conduct drills. The law specifies legal liability for non-compliance.

The Fire Prevention Law of the PRC, promulgated in April 1998 and amended in October 2008, April 2019 and April 2021 by the Standing Committee of the NPC, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated on June 9, 2004 and most recently amended on July 17, 2012 by the Ministry of Public Security, together with the Interim Provisions on the Administration of Fire Protection Design Review and Final Inspection of Construction Projects, promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020 and most recently amended on August 21, 2023, require that (i) the fire prevention design documents of special construction projects, such as hotels with overall floor area of more than 10,000 square meters, shall be reviewed and inspected by local housing and urban-rural construction authorities before construction; (ii) the construction of specific construction projects, such as hotels with overall floor area of more than 10,000 square meters be inspected and accepted by local housing and urban-rural construction authorities from a fire prevention perspective before completion; and (iii) the public gathering places, such as hotels, shall complete fire prevention safety inspection with the local fire and rescue department, which is a prerequisite for business opening. Pursuant to these regulations, related hotels failing to obtain approval of fire prevention inspection and acceptance or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000.

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

On April 25, 2013, the Standing Committee of the NPC issued the Tourism Law of the PRC, which became effective on October 1, 2013 and was most recently amended on October 26, 2018. According to this law, the accommodation operators shall fulfill their obligations under the agreements with customers. If the accommodation operators subcontract part of their services to any third party or involve any third party to provide services to customers, the accommodation operators shall assume the joint and several liabilities with the third parties for any damage caused to the customers.

Regulations on Travel Agency Business

Generally, the travel agency business is subject to the Regulations on Travel Agencies promulgated by the State Council on February 20, 2009 and last amended on November 29, 2020, which prohibits foreign-invested travel agencies from providing travel services to Chinese mainland residents for their travels to foreign countries, and to Hong Kong, Macau and Taiwan.

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

Regulations on Leasing

Under the Law of the PRC on Administration of Urban Real Estate promulgated by the Standing Committee of the NPC, which took effect as of January 1995 and was amended in August 2007, August 2009 and August 2019, respectively, and the Administrative Measures on Leasing of Commodity House promulgated by the Ministry of Housing and Urban-rural Construction, which took effect as of February 1, 2011, when leasing premises, the lessor and lessee are required to enter into a written lease contract, prescribing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to go through registration procedures to record the lease with the real estate administration department. Pursuant to these laws and regulations and various local regulations, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines, and the leasing interest will be subordinated to an interested third party acting in good faith.

In May 2020, the NPC, the China legislature, passed the Civil Code of the PRC, or the Civil Code, which took effect on January 1, 2021. According to Chapter 14, Book 3 of the Civil Code, which governs lease agreements, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the lease item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the lease item without the consent of the lessor.

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

Regulations on Consumer Protection

In October 1993, the Standing Committee of the NPC promulgated the Law of the PRC on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994 and was lately amended in October 2013. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

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

Regulations on Environmental Protection

In February 2012, the Standing Committee of the NPC issued the newly amended Law of the PRC on Promoting Clean Production, which regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

According to the Environmental Protection Law of the PRC promulgated by the Standing Committee of the NPC on December 26, 1989 and last amended on April 24, 2014, the Environmental Impact Assessment Law of the PRC promulgated by the Standing Committee of the NPC on October 28, 2002 and last amended on December 29, 2018, the Administrative Regulations on Environmental Protection for Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, the Interim Measures on Acceptance of Environmental Protection for Completion of Construction Projects promulgated by the Ministry of Environmental Protection (renamed as the Ministry of Ecology and Environment) on November 20, 2017 and effective as of the same date and the Category-Based Management Directory on the Environmental Impact Assessment for Construction Projects (Edition 2021) issued by the Ministry of Ecology and Environment, hotels which involve Environment Sensitive Areas should submit a Form on Environmental Impact Assessment to competent environmental protection authorities for approvals, and shall prepare and make public an Acceptance Inspection Report of the Environmental Protection Facilities before commencing the operation. Such Environment Sensitive Areas are defined by the Category-Based Management Directory on the Environmental Impact Assessment for Construction Projects (Edition 2021), which was issued by the Ministry of Ecology and Environment. Pursuant to the Environmental Impact Assessment Law, any hotel failing to obtain the approval of the Form of Environmental Impact Assessment may be ordered to cease construction and restore the property to its original state, and according to the violation activities committed and the harmful consequences thereof, be subject to fines of no less than 1% but no more than 5% of the total investment amount for the construction project of such hotel. The person directly responsible for the project may be subject to certain administrative penalties. Pursuant to the Administrative Regulations on Environmental Protection for Construction Projects, where the construction project is put into production or use when the environmental protection facilities have not undergone acceptance inspection or do not pass acceptance inspection, the responsible hotels may be ordered to make correction within a stipulated period and subject to a fine ranging from RMB200,000 to RMB1 million; where correction is not made within the stipulated period, a fine ranging from RMB1 million to RMB2 million will be imposed. The directly responsible person may be subject to a fine ranging from RMB50,000 to RMB200,000. If the construction project causes any significant environmental pollution or ecological damage, the production or use should be suspended, or the project should be closed down upon approval by the relevant local regulators. Furthermore, any hotel failing to public the Acceptance Inspection Report may be ordered to publicize the Report, and may be subject to a fine ranging from RMB50,000 to RMB200,000. The relevant breach may also be announced by local environmental protection authorities.

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

Regulations on Trademarks

Both the Trademark Law of the PRC adopted by the Standing Committee of the NPC on August 23, 1982 and subsequently revised in 1993, 2001, 2013 and 2019, and the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council on August 3, 2002 and revised on April 29, 2014 give protection to the holders of registered trademarks. The CNIPA handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of any ten-year term. Trademark licensing agreements should be submitted to the CNIPA for record. Without the filing, the trademark licensing should not be used against a bona fide third party.

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

The Circular on Reforming the Management Method regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“Circular 19”), promulgated by the SAFE on March 30, 2015 and last amended on March 23, 2023, allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. Under Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of willingness-based foreign exchange settlement of capital for foreign-invested enterprises is temporarily set at 100%. The SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. However, Circular 19 and the Circular on Reforming and Regulating the Management Policies on the Settlement of Capital Projects (“Circular 16”), promulgated by the SAFE on and effective as of June 9, 2016, continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing in securities and other investments except for bank’s principal-secured products, providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. Circular 16 has further been amended by Circular of the State Administration of Foreign Exchange on Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation issued by SAFE on December 4, 2023 (“Circular 28”) to further explicit restrictions on the use of domestic institutions’ income from foreign exchange receipts under capital account and the RMB funds obtained from the settlement. While recently, the Circular on Matters Related to Deepening the Reform of Foreign Exchange Administration for Cross-border Investment and Financing (Circular 43), promulgated and effective as of September 12, 2025, partially relaxed the restriction under Circular 28 that “capital account foreign exchange receipts shall not be used for the purchase of residential real estate for non-self-use purposes”. The use of foreign exchange receipts under capital contributions and external debts of non-financial enterprises, as well as the RMB funds converted therefrom, may be used for real estate investment, provided that they comply with other existing regulatory requirements.

On October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment (“Circular [2019] 28”). Pursuant to Circular [2019] 28, on the basis of allowing investment-oriented foreign-invested enterprise (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) to use capital funds for domestic equity investment in accordance with laws and regulations, non-investment foreign-invested enterprises shall be allowed to use capital funds for domestic equity investment in accordance with the laws under the premise of not violating the Negative List and the authenticity and compliance of their domestic invested projects. Such provisions have recently been replaced by Circular 28 that when non-investing foreign-funded enterprise makes domestic equity investment with capital funds in the domestic currency, the investee shall handle the registration for the acceptance of domestic reinvestment and open a capital account to receive funds, and no entry registration of cash contribution is further required. The domestic institution that transfers the equity shall, in accordance with the relevant provisions, register the receipt of domestic reinvestment and open a settlement account under the capital account to receive the consideration for equity transfer.

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

Regulations on Foreign Investment

The Standing Committee of the NPC enacted the Foreign Investment Law of the PRC on March 15, 2019, and the State Council promulgated the Implementation Regulations of Foreign Investment Law of the PRC on December 26, 2019, both of which came into force on January 1, 2020. On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which also became effective on January 1, 2020. Under these laws and regulations, foreign investors or foreign-invested enterprises shall report and update investment information to the competent authorities for commerce through the Enterprise Registration System and the Enterprise Credit Information Publicity System. Any foreign investor or foreign-invested company found to be non-compliant with these reporting obligations may potentially be subject to fines and legal sanctions.

The Foreign Investment Law of the PRC, together with its Implementation Regulations replaced, in their entirety, the trio of previous laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Generally speaking, the Company Law of the PRC (promulgated by the Standing Committee of the NPC in December 1993 and was most recently amended in December 2023) or the Partnership Law of the PRC (promulgated by the Standing Committee of the NPC in February 1997 and amended in August 2006) shall apply with respect to the organization of foreign-invested enterprises.

Regulations on Share Capital

In October 2005, the Standing Committee of the NPC issued the amended Company Law of the PRC, which became effective on January 1, 2006 and was then amended in March 2014, October 2018 and December 2023. On June 17, 2014, the MOFCOM issued the Notice of the Ministry of Commerce on Improving the Administration of Foreign Investment Review. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contribution to the registered capital of the foreign-invested company in accordance with the Company Law of the PRC and the company’s articles of association pursuant to which the restrictions or requirements on the percentage of initial capital contribution, the percentage of cash contribution and the period of contribution imposed on foreign-invested companies (including companies invested by investors from Taiwan, Hong Kong and Macau) are abolished. A company which proposes to reduce its registered capital shall prepare a balance sheet and a list of assets. The company shall notify its creditors within ten days from the date of resolution on reduction of registered capital and publish an announcement in the newspapers within 30 days. The creditors may, within 30 days from receipt of the notice or within 45 days from the announcement date, require the company to settle the debts or provide a corresponding guarantee. Shareholders of certain of our PRC subsidiaries have mandatory preemptive rights.

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

Regulations on Labor Contracts and Social Security

The Labor Law of the PRC, which was promulgated by the Standing Committee of the NPC on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC that became effective on January 1, 2008, as amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law of the PRC which was promulgated and came into effect on September 18, 2008 by the State Council seek to clarify the responsibilities of both employers and employees and codifies certain basic rights and protections of employees. Among others, the Labor Contract Law of the PRC provides that after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract. In addition, employees who have been employed for more than ten years by the same employer are entitled to require a non-fixed-term contract. The Labor Contract Law of the PRC also requires that the employees dispatched from human resources outsourcing firms or labor agencies be limited to temporary, auxiliary or substitute positions. Furthermore, where an employer causes any damage to the dispatched employee, the labor dispatch entity and the employer shall assume joint and several liabilities. According to the Interim Provisions on Labor Dispatch, which was promulgated in January 2014 and took effect in March 2014, to implement the provisions of the Labor Contract Law of the PRC regarding labor dispatch, a company is permitted to use dispatched employees for up to 10% of its labor force and the companies currently using dispatched employees are given a two-year grace period after March 1, 2014 to comply with this limit.

According to the Individual Income Tax Law of the PRC, which was promulgated on September 10, 1980 by the NPC, last amended by the Standing Committee of the NPC on August 31, 2018 and came into effect on January 1, 2019, companies operating in China are required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

According to the Law on Social Insurance of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010, came into effect on July 1, 2011, and was amended on December 29, 2018, the Provisional Regulations on the Collection and Payment of Social Insurance Premium, which was promulgated by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999 and came into effect on the same date, and was amended on March 24, 2002 and March 24, 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and housing provident funds. Employers who fail to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

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

Regulation on Information Protection on Networks

On December 28, 2012, the Standing Committee of the NPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and usage rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User. The requirements under this order are stricter and specific compared to the above decision issued by the NPC. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November, 2016 by the Standing Committee of the NPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures accordingly. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000. On October 28, 2025, the Standing Committee of the NPC adopted amendments to the Cybersecurity Law, which took effect on January 1, 2026. The amendments substantially increase penalties for non-compliance with relevant regulations, with maximum fines of up to RMB10 million for companies and RMB1 million for responsible individuals in cases involving exceptionally serious consequences.

On January 1, 2021, the Civil Code promulgated in May 2020 by the Standing Committee of the NPC became effective. The Civil Code protects individuals’ right to personal information and provides for similar requirements for personal information protection as the Cybersecurity Law. Individuals may bring up civil litigations based on the Civil Code if their right to personal information is infringed upon.

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

4.C. Organizational Structure

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of March 31, 2026.

H World Group Limited
(Cayman)
China Lodging Investment Limited
(Cayman)
H World Holdings Singapore Pte. Ltd.
(Singapore)
H World Holdings (HK) Limited
(Hong Kong)
H World Investment GmbH (Germany)
3 Subsidiaries
ACL Greater China Limited (Hong Kong)
H World (HK) Investment Limited (Hong Kong)
TAHM Investment Limited (Hong Kong)
DH Group GmbH & Co KG (Germany)
Steigenberger Hotels GmbH (Germany)
Intercity Hotel GmbH (Germany)
17 Subsidiaries
Huazhu Hospitality Inc. (BVI)
Huazhu Hospitality (Hong Kong) Limited (Hong Kong)
Starway Hotels (Hong Kong) Limited (Hong Kong)
Crystal Orange Hotel Holdings Limited (BVI)
Orange Hotel Hong Kong Limited (Hong Kong)
Huazhu K.K (Japan)
10 Subsidiaries
0%, GP
100%, LP
100%
49%
51%
50%
30%
70%
Offshore
Onshore
Yagao Meihua Hotel Management Co., Ltd (PRC)
6 Subsidiaries
Tianjin Yagao Hotel Management Co., Ltd. (PRC)
Jisu Enterprise Management Co., Ltd (PRC)
3 Subsidiaries
HanTing (Shanghai) Enterprise Management Co., Ltd (PRC)
Yongle Huazhu Hotel & Resort Group (PRC)
2 Subsidiaries
Beijing Orange Times Software Tech Co., Ltd (PRC)
Orange Hotel Management (China) Co, Ltd (PRC)
Beijing Crystal Orange Hotel Management Consulting Co, Ltd (PRC)
Hanting Xingkong (Shanghai) Hotel Management Co., Ltd (PRC)
Shanghai Hanting Hotel Management Group, Ltd (PRC)
Yiju (Shanghai) Hotel Management Co., Ltd (PRC)
Han Ting (Tianjin) Investment Consulting Co., Ltd (PRC)
8 Subsidiaries
Shanghai Huaye Xingkong Enterprise Management Co., Ltd(PRC)
13 Subsidiaries
4 Subsidiaries
Huazhu Hotel Management (Ningbo) Co., Ltd (PRC)
Jizhu Information Technology (Shanghai) Co., Ltd (PRC)
Huazhu Enterprise Management Co., Ltd. (PRC)
3 Subsidiaries
Tianjin Huasu Enterprise Management Co., Ltd (PRC)
Hanting Technology (Suzhou) Co., Ltd (PRC)
Huazhu Hotel Management Co., Ltd (PRC)
8 Subsidiaries
22 Subsidiaries
Shanghai Yiju Hotel Management Co., Ltd (PRC)
84 subsidiaries
10 subsidiaries
48 Subsidiaries
Consolidated Affiliated Entities[1]
Contractual Ownership

Notes:

(1)	We have four affiliated entities consolidated through contractual arrangements: Tianjin Jizhu, Shanghai Huanmei and its wholly-owned subsidiary Huanmei Travel, and Ningbo Futing. The registered shareholders of these Consolidated Affiliated Entities are (i) Mr. Pengfei Jiang, who is the director/supervisor of certain of our subsidiaries, holding 100% of equity interest in Tianjin Jizhu, (ii) Mr. Pengfei Jiang and Mr. Andong Chen, our employee, holding 90% and 10% of equity interest in Shanghai Huanmei, respectively, and (iii) Mr. Dongfu Shi, who is the director of Ningbo Futing, holding 100% of equity interest in Ningbo Futing.

The following table sets forth summary information for our significant subsidiaries as of March 31, 2026.

	Percentage of	Date of
Major Subsidiaries	Ownership	Incorporation/Acquisition	Place of Incorporation
H World Holdings (HK) Limited	100%	October 22, 2008	Hong Kong
H World Holdings Singapore Pte. Ltd.	100%	April 14, 2010	Singapore
HanTing Xingkong (Shanghai) Hotel Management Co., Ltd.	100%	March 3, 2006	PRC
HanTing (Tianjin) Investment Consulting Co., Ltd	100%	January 16, 2008	PRC
HanTing Technology (Suzhou) Co., Ltd.	100%	December 3, 2008	PRC
HanTing (Shanghai) Enterprise Management Co., Ltd.	100%	December 14, 2010	PRC
HuaZhu Hotel Management Co., Ltd.	100%	August 16, 2012	PRC
Jizhu Information Technology (Shanghai) Co., Ltd.	100%	February 26, 2014	PRC
Huazhu Enterprise Management Co., Ltd.	100%	June 6, 2014	PRC
ACL Greater China Limited	100%	January 25, 2016	Hong Kong
Yagao Meihua Hotel Management Co., Ltd.	100%	January 25, 2016	PRC
Orange Hotel Management (China) Co., Ltd.	100%	May 25, 2017	PRC
Beijing Crystal Orange Hotel Management Consulting Co., Ltd.	100%	May 25, 2017	PRC
Huazhu Hotel Management (Ningbo) Co., Ltd.	100%	July 20, 2018	PRC
Huazhu Cloud (Shanghai) Information Technology Co., Ltd.	100%	November 7, 2013	PRC
Steigenberger Hotels GmbH	100%	January 2, 2020	Germany
Intercity Hotel GmbH	100%	January 2, 2020	Germany
Jisu Enterprise Management Co., Ltd.	100%	July 27, 2022	PRC
Shanghai Huaye Xingkong Enterprise Management Co., Ltd.	100%	December 27, 2024	PRC

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

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the Consolidated Affiliated Entities, and their shareholders. See “Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations” and “—The nominee shareholders of the Consolidated Affiliated Entities may have potential conflicts of interest with us, which may affect our business and financial condition” below in this annual report for more details regarding these uncertainties.

4.D. Property, Plants and Equipment

Our headquarters are located in Shanghai, China and occupy nearly 41,000 square meters of office space, which is owned by us. As of December 31, 2025, we leased 565 out of our 12,858 hotel facilities with an aggregate size of approximately 4.5 million square meters, including approximately 113,000 square meters subleased to others. As of December 31, 2025, we owned eight out of our 12,858 hotel facilities with an aggregate size of approximately 85,000 square meters. For detailed information about the locations of our hotels, see “Item 4. Information on the Company — B. Business Overview — Our Hotel Network.”

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

Overview

We are a leading, fast-growing multi-brand hotel group with international operations. Our hotels are operated under three different models: leased and owned, franchised, and franchised hotels that we operate under management contracts, which we refer to as “manachised.” We expanded our hotel network from 9,394 hotels as of December 31, 2023 to 12,858 hotels as of December 31, 2025, representing a CAGR of 17.0%. As of December 31, 2025, we had 12,858 hotels in operation, including 573 leased and owned hotels and 12,285 manachised and franchised hotels, with an aggregate of 1,264,419 hotel rooms. As of the same date, we were developing an additional 2,906 hotels, including 19 leased and owned hotels and 2,887 manachised and franchised hotels. On January 2, 2020, we completed the acquisition of Deutsche Hospitality and have consolidated its financial information since then.

Our total revenue was RMB21,882 million, RMB23,891 million and RMB25,307 million (US$3,618 million) in 2023, 2024 and 2025, respectively. We had net income attributable to H World Group Limited of RMB4,085 million, RMB3,048 million and RMB5,080 million (US$726 million) in 2023, 2024 and 2025, respectively. Our adjusted EBITDA (non-GAAP) amounted to RMB6,268 million, RMB6,820 million and RMB8,473 million (US$1,211 million) in 2023, 2024 and 2025, respectively, and our net cash provided by operating activities amounted to RMB7,674 million, RMB7,518 million and RMB8,379 million (US$1,198 million) in these respective years.

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

Non-financial Key Performance Indicators

Our non-financial key performance indicators consist of (i) change in the total number of hotels and hotel rooms in our hotel group, (ii) RevPAR, and (iii) same-hotel RevPAR change.

Change in the total number of hotels and hotel rooms. We track the change in the total number of hotels and hotel rooms in operation to monitor our business expansion. Our total hotels in operation increased from 9,394 as of December 31, 2023 to 12,858 as of December 31, 2025.

Our total number of hotel room nights available for sale increased from 292.6 million as of December 31, 2023 to 416.8 million as of December 31, 2025 for legacy Huazhu.

As of December 31, 2025, the total room nights available for sale was 9.3 million for legacy DH.

The following table sets forth various measures of changes in the total number of hotels and hotel rooms as of the dates indicated.

	As of December 31,
	2023		2024		2025
	Legacy		Legacy		Legacy
	Huazhu	Legacy DH	Huazhu	Legacy DH	Huazhu	Legacy DH
Total hotels in operation	9,263	131	11,025	122	12,740	118
Leased and owned hotels	607	84	557	76	511	62
Manachised hotels	8,501	25	10,359	21	12,148	22
Franchised hotels	155	22	109	25	81	34
Total hotel rooms in operation	885,630	26,814	1,062,329	25,889	1,239,397	25,022
Leased and owned hotels	86,691	16,303	82,580	15,490	76,694	13,363
Manachised hotels	786,157	5,196	970,181	4,647	1,154,806	4,437
Franchised hotels	12,782	5,315	9,568	5,752	7,897	7,222
Total hotel room nights available for sale(1)	292,643,397	9,405,932	351,212,097	9,700,173	416,805,923	9,273,146
Leased and owned hotels	31,592,103	5,573,744	30,529,097	5,740,957	28,582,340	5,030,213
Manachised hotels	256,346,691	1,921,324	316,743,951	1,809,668	385,118,056	1,715,860
Franchised hotels	4,704,603	1,910,864	3,939,049	2,149,548	3,105,527	2,527,073

Note:

(1)	Excluding room nights of hotels that were temporarily closed. Legacy Huazhu’s hotels may be temporarily closed due to decoration, brand upgrade, or business model change purposes. Legacy DH’s hotels may be temporarily closed due to repair work or renovation.

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

	Year Ended December 31,
	2023	2024	2025

RevPAR(1) (in RMB)
Leased and owned hotels	308	308	299
Manachised hotels	234	228	227
Franchised hotels	226	229	230
Total hotels in operation	242	235	232
Average daily room rate (1) (in RMB)
Leased and owned hotels	372	364	361
Manachised hotels	289	281	284
Franchised hotels	309	320	335
Total hotels in operation	299	289	290
Occupancy rate (as a percentage)
Leased and owned hotels	83	84	83
Manachised hotels	81	81	80
Franchised hotels	73	72	69
Total hotels in operation	81	81	80
Weight of hotel room nights available for sale contributed by leased and owned hotels less than 6 months (as a percentage)(2)	1	2	1

Notes:

(1)	The RevPAR and average daily room rates disclosed in this annual report for legacy Huazhu are based on the tax-inclusive room rates.
(2)	Represents (i) the aggregate of monthly hotel room nights available for sale in a given period of leased and owned hotels, which had been in operation for less than six months, divided by (ii) the aggregate of monthly total hotel room nights available for sale in that same period.

RevPAR may change from period to period due to (i) the change in the mix of our leased and owned hotels in the ramp-up and mature phases, (ii) the change in the mix of our hotels in different cities and locations, (iii) the change in the mix of our hotels of different brands, and (iv) the change in same-hotel RevPAR. The RevPAR for all hotels in operation of legacy Huazhu in 2025 was lower than the RevPAR for all of our hotels in operation of legacy Huazhu in 2024, primarily due to an increase in supply in 2025. The RevPAR for all hotels in operation of legacy Huazhu in 2024 was lower than the RevPAR for all of our hotels in operation of legacy Huazhu in 2023 primarily due to a high base in 2023 as well as an increase in supply in 2024.

The following table sets forth our RevPAR, average daily room rate and occupancy rate for the leased hotels as well as manachised and franchised hotels of legacy DH for the periods indicated.

	Year Ended December 31,
	2023	2024	2025
RevPAR(1) (in EUR)
Leased and owned hotels	74	79	81
Manachised hotels	60	61	71
Franchised hotels	75	80	91
All hotels in operation	71	76	82
Average daily room rate(1) (in EUR)
Leased and owned hotels	115	117	112
Manachised hotels	99	94	102
Franchised hotels	120	124	134
All hotels in operation	113	114	116
Occupancy rate (as a percentage)
Leased and owned hotels	65	67	72
Manachised hotels	61	64	70
Franchised hotels	62	65	68
All hotels in operation	63	66	71

Note:

(1)	The RevPAR and average daily room rates for legacy DH are based on the tax-exclusive room rates.

The RevPAR for all legacy DH hotels in operation continually increased from 2023 to 2025, primarily due to increased occupancy and average daily room rate of manachised and franchised hotels.

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

The following table sets forth quarterly RevPAR of legacy Huazhu’s hotels for the periods indicated.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2024	2024	2024	2024	2025	2025	2025	2025

RevPAR (in RMB):
Leased and owned hotels	280	321	333	296	269	304	327	297
Manachised hotels	209	237	249	215	203	230	250	221
Franchised hotels	206	240	254	218	207	237	255	221
Total hotels in operation	216	244	256	222	208	235	256	226

The following table sets forth the quarterly RevPAR of the hotels operated by legacy DH for the periods indicated.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2024	2024	2024	2024	2025	2025	2025	2025
RevPAR (in EUR):
Leased and owned hotels	61	88	85	81	64	90	85	86
Manachised hotels	49	60	70	65	53	70	80	79
Franchised hotels	59	82	82	96	76	97	95	94
Total hotels in operation	58	82	82	81	65	88	87	87

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

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2024	2024	2024	2024	2025	2025	2025	2025
Number of hotels in operation for at least 18 months	6,799	6,920	7,035	7,163	7,450	7,790	8,282	8,557
RevPAR (RMB)	218	248	258	222	205	233	250	222
Same-hotel RevPAR change (as a percentage)(1)	0.9	(3.6)	(10.3)	(6.7)	(8.3)	(7.9)	(4.7)	(2.5)

Note:

(1)	In calculating the same-hotel RevPAR change (as a percentage) of our hotels which have been in operation for at least 18 months as of the beginning of any month within a certain period, the average RevPAR of these hotels within this period is compared with the average RevPAR of these same hotels in the corresponding period of the prior year.

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

	Year Ended December 31,
	2023		2024		2025
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions, except percentages)
Revenues:
Leased and owned hotels	13,796	63.0	13,843	57.9	12,943	1,851	51.1
Manachised and franchised hotels	7,694	35.2	9,498	39.8	11,696	1,672	46.2
Others	392	1.8	550	2.3	668	95	2.7
Total revenues	21,882	100.0	23,891	100.0	25,307	3,618	100.0

●	Leased and Owned Hotels. In 2023, we generated revenue of RMB13,796 million from our leased and owned hotels, which accounted for 63.0% of our total revenues for the year. In 2024, we generated revenues of RMB13,843 million from our leased and owned hotels, which accounted for 57.9% of our total revenues for the year. In 2025, we generated revenues of RMB12,943 million (US$1,851 million) from our leased and owned hotels, which accounted for 51.1% of our total revenues for the year. As of December 31, 2025, we had 19 leased and owned hotels under development.

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

Our revenues generated from leased and owned hotels are significantly affected by the following two operating measures:

●	The total number of room nights available from the leased and owned hotels in our hotel group. The future growth of revenues generated from our leased and owned hotels will depend significantly upon our ability to expand our hotel group into new locations and maintain and further increase our RevPAR at existing hotels.
●	RevPAR achieved by our leased and owned hotels, which represents the product of average daily room rates and occupancy rates. To understand factors impacting our RevPAR, please see “– Non-financial Key Performance Indicators – RevPAR.”
●	Manachised and Franchised Hotels. In 2023, we generated revenues of RMB7,694 million from our manachised and franchised hotels, which accounted for 35.2% of our total revenues for the year. In 2024, we generated revenues of RMB9,498 million from our manachised and franchised hotels, which accounted for 39.8% of our total revenues for the year. In 2025, we generated revenues of RMB11,696 million (US$1,672 million) from our manachised and franchised hotels, which accounted for 46.2% of our total revenues for the year. We expect that revenues from our manachised and franchised hotels will increase in the foreseeable future as we add more manachised and franchised hotels in our hotel group. We also expect the number of our manachised and franchised hotels as a percentage of the total number of hotels in our network to increase. As of December 31, 2025, we had 2,887 manachised and franchised hotels under development.
●	Manachised Hotels. Our franchisees either lease or own their hotel properties and also invest in the renovation of their properties according to our product standards. Our franchisees are typically responsible for the costs of developing and operating the hotels, including renovating the hotels according to our standards, and all of the operating expenses. We manage our manachised hotels and impose the same standards for all manachised hotels to ensure product quality and consistency across our hotel network. Management services we provide to our franchisees for our manachised hotels generally include hiring, appointing, and training hotel managers, managing reservations, providing sales and marketing support, conducting quality inspections and providing other operational support and information. We believe that our manachise model has enabled us to quickly and effectively expand our geographical coverage and market share in a less capital-intensive manner through leveraging the local knowledge and relationships of our franchisees.

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

For our manachised hotels under Deutsche Hospitality, the franchisees are required to pay Deutsche Hospitality a management fee consisting of a base fee of 0.3% to 3.0% of the hotel’s turnover and an incentive fee of 6% to 10% of the hotel’s adjusted gross operating profit. Deutsche Hospitality participates in the distribution of the manachised hotel’s profit and charges a marketing fee for the manachised hotels. General manager compensation of a manachised hotel, including salaries, social security contribution, and various benefits and bonuses, is borne by the manachised hotel. For some manachised hotels outside Germany, Deutsche Hospitality further charges a license fee of approximately 0.5% to 1% of the hotel’s turnover.

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

For our franchised hotels under Deutsche Hospitality, the franchisees are required to pay Deutsche Hospitality a franchise fee of approximately 0.5% to 3.8% of the hotel’s gross room revenue turnover and gross operating revenue. Some hotels outside Germany are charged a fixed franchise fee ranging from EUR40,000 to EUR200,000 per year. Most franchised hotels are also charged a central service fee (or marketing fee) and a license fee.

●	Other Revenues. Other revenues of RMB392 million, RMB550 million and RMB668 million (US$95 million) in 2023, 2024 and 2025, respectively, represented revenues generated from services other than the operation of hotel businesses, which mainly included revenues from the provision of technical services, procurement platform and Huazhu Mall, and other revenues from legacy DH.

Operating Costs and Expenses. Our operating costs and expenses consist of costs for hotel operation, other operating cost, selling and marketing expenses, general and administrative expenses, and pre-opening expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2023		2024		2025
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions, except percentages)
Total revenues	21,882	100.0	23,891	100.0	25,307	3,618	100.0
Operating costs and expenses
Hotel operating costs:
Rents	4,290	19.6	4,365	18.3	4,179	597	16.5
Utilities	685	3.1	690	2.9	656	94	2.6
Personnel costs	4,684	21.4	5,326	22.3	5,761	824	22.8
Depreciation and amortization	1,329	6.1	1,254	5.2	1,190	170	4.7
Consumables, food and beverage	1,327	6.1	1,293	5.4	1,221	175	4.8
Others	2,026	9.2	2,357	9.9	2,332	334	9.2
Total hotel operating costs	14,341	65.5	15,285	64.0	15,339	2,194	60.6
Other operating costs	34	0.2	31	0.1	61	9	0.2
Selling and marketing expenses	1,072	4.9	1,176	4.9	1,270	182	5.0
General and administrative expenses	2,086	9.5	2,508	10.5	2,262	321	8.9
Pre-opening expenses	35	0.2	50	0.2	41	6	0.2
Total operating costs and expenses	17,568	80.3	19,050	79.7	18,973	2,712	74.9

●	Hotel Operating Costs. Our hotel operating costs consist primarily of costs and expenses directly attributable to the operation of our leased and owned as well as manachised hotels. Leased and owned hotel operating costs primarily include rental payments and utility costs for hotel properties, compensation and benefits for our hotel-based employees, costs of hotel room consumable products and depreciation and amortization of leasehold improvements, intangible assets and land use rights. Manachised hotel operating costs primarily include compensation and benefits for manachised hotel managers and other limited number of employees directly hired by us, which are recouped by us in the form of monthly service fees and commissions to the agents. We anticipate that our hotel operating costs in absolute amount will increase as we continue to open new hotels. Our hotel operating costs as a percentage of our total revenue may change from period to period mainly driven by three factors: (i) the hotel operating costs as a percentage of revenues from our leased and owned hotels, (ii) the operating costs, mainly personnel costs, as a percentage of revenues from the manachised and franchised business, and (iii) the weight of manachised and franchised hotels in our revenue mix.
●	Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, bank fees for processing bank card payments, and compensation and benefits for our sales and marketing personnel, including personnel at our centralized reservation center. We expect that our selling and marketing expenses will increase as our sales increase and as we further expand into new geographic locations and promote our brands.
●	General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and benefits for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, travel and communication expenses of our general and administrative staff, costs of third-party professional services, and office expenses for corporate and regional offices. We expect that our general and administrative expenses will increase as we hire additional personnel and incur additional costs in connection with the expansion of our business.

●	Pre-opening Expenses. Our pre-opening expenses consist primarily of rents, personnel cost, and other miscellaneous expenses incurred prior to the opening of a new leased or owned hotel. Our pre-opening expenses are largely determined by the number of pre-opening hotels in the pipeline and the rental fees incurred during the development stage. Landlords typically offer a two- to eight-month rent-free period at the beginning of the lease. Nevertheless, rental is booked during this period on a straight-line basis. Therefore, a portion of pre-opening expenses is non-cash rental expenses. For certain of our hotels (under Deutsche Hospitality), the landlords are responsible for renovating the hotels (other than soft furnishing) and we are not required to pay rent until this renovation is completed.

EBITDA (Non-GAAP) and Adjusted EBITDA (Non-GAAP). We use earnings before interest income, interest expense, income tax expense (benefit), and depreciation and amortization, or EBITDA, a non-GAAP financial measure, to assess our results of operations before the impact of investing and financing transactions and income taxes. Given the significant investments that we have made in leasehold improvements, depreciation and amortization expense comprises a significant portion of our cost structure. In addition, we believe that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. We believe that EBITDA is a useful financial metric to assess our results of operations before the impact of investing and financing transactions and income taxes and will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. We also use Adjusted EBITDA, another non-GAAP measure. In 2024, to better reflect the profitability of our core business, we redefined Adjusted EBITDA as EBITDA excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments, and as a result, our Adjusted EBITDA in 2023 were adjusted to conform to the 2024 presentation. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We believe that Adjusted EBITDA provides meaningful supplemental information regarding our performance by excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net, and gain (loss) on disposal of investments that may not be indicative of our operating performance. We also believe that: (i) both our management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods; (ii) these non-GAAP financial measures facilitate our management’s internal comparisons to our historical performance; and (iii) these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used regularly by our management in financial and operational decision-making. The presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

A reconciliation of EBITDA and Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net income attributable to our company	4,085	3,048	5,080	726
Interest income	(248)	(210)	(223)	(32)
Interest expense	385	318	337	48
Income tax expense	1,204	1,662	2,161	309
Depreciation and amortization	1,414	1,332	1,257	180
EBITDA (Non-GAAP)	6,840	6,150	8,612	1,231
Share-based compensation expenses	143	322	420	60
(Gain) loss from fair value changes of equity securities, net	(109)	66	10	1
Foreign exchange (gain) loss, net	(90)	272	(569)	(81)
(Gain) loss on disposal of investments	(516)	10	—	—
Adjusted EBITDA (Non-GAAP)	6,268	6,820	8,473	1,211

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

Taxation

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the British Virgin Islands and Seychelles, our subsidiaries are not subject to tax on income or capital gain. Under the current laws of Germany, companies are subject to income tax at a standard rate of 15% (15.825% including solidarity surcharge), plus municipal trade tax of 7%-21%. In other major jurisdictions, including Austria, Netherlands and Belgium, we are subject to a range from 9% to 25% of the statutory income tax rate, respectively.

Our principal operations and geographic markets are in the PRC. Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%, and the industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. Jizhu Information and Technology (Shanghai) Co., Ltd. (“Jizhu Shanghai”), formerly known as Mengguang Information and Technology (Shanghai) Co., Ltd, is a recognized software development entity located in Shanghai of PRC. Jizhu Shanghai was qualified as high and new tech enterprise in December 2021 and December 2024, and accordingly is entitled to a reduced tax rate of 15% from 2021 to 2026. Huazhu Cloud (Shanghai) Information and Technology Co., Ltd. (“Huazhu Cloud”) (formerly known as H-World Information and Technology Co., Ltd.) was qualified as high and new tech enterprise in December 2022 and December 2025, and accordingly is entitled to a reduced tax rate of 15% from 2022 to 2027.

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

	Year Ended December 31,
	2023		2024		2025
	(RMB)%		(RMB)%		(RMB)	(US$)%
	(In millions, except percentages)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased and owned hotels	13,796	63.0	13,843	57.9	12,943	1,851	51.1
Manachised and franchised hotels	7,694	35.2	9,498	39.8	11,696	1,672	46.2
Others	392	1.8	550	2.3	668	95	2.7
Total revenues	21,882	100.0	23,891	100.0	25,307	3,618	100.0
Operating costs and expenses(1):
Hotel operating costs	14,341	65.5	15,285	64.0	15,339	2,194	60.6
Other operating costs	34	0.2	31	0.1	61	9	0.2
Selling and marketing expenses	1,072	4.9	1,176	4.9	1,270	182	5.0
General and administrative expenses	2,086	9.5	2,508	10.5	2,262	321	8.9
Pre-opening expenses	35	0.2	50	0.2	41	6	0.2
Total operating costs and expenses	17,568	80.3	19,050	79.7	18,973	2,712	74.9
Goodwill impairment loss	4	0.0	—	—	—	—	—
Other operating income, net	404	1.8	359	1.5	485	69	1.9
Income from operations	4,714	21.5	5,200	21.8	6,819	975	27.0
Interest income	248	1.1	210	0.9	223	32	0.9
Interest expense	385	1.7	318	1.3	337	48	1.3
Other income, net	573	2.6	51	0.2	38	5	0.1
Gain (loss) from fair value changes of equity securities, net	109	0.5	(66)	(0.3)	(10)	(1)	(0.0)
Foreign exchange gain (loss), net	90	0.4	(272)	(1.1)	569	81	2.2
Income before income taxes	5,349	24.4	4,805	20.2	7,302	1,044	28.9
Income tax expense	1,204	5.5	1,662	7.0	2,161	309	8.6
Loss from equity method investments	(14)	(0.0)	(41)	(0.2)	(26)	(4)	(0.1)
Net income	4,131	18.9	3,102	13.0	5,115	731	20.2
Less: net income attributable to noncontrolling interest	46	0.2	54	0.2	35	5	0.1
Net income attributable to H World Group Limited	4,085	18.7	3,048	12.8	5,080	726	20.1

Note:

(1)	Includes share-based compensation expenses as follows:

	Year Ended December 31,
	2023	2024	2025
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Share-based compensation expenses	143	322	420	60

We have two operating segments⸺legacy Huazhu and legacy DH. We use adjusted EBITDA as the segment profit measure to evaluate the performance of each segment. The following table provides a summary of our operating segment results for the years ended December 31, 2023, 2024 and 2025.

	Years Ended December 31,
	2023				2024				2025
	Legacy	Legacy			Legacy	Legacy			Legacy	Legacy
	Huazhu	DH	Elimination	Total	Huazhu	DH	Elimination	Total	Huazhu	DH	Elimination	Total
Total revenues	17,444	4,465	(27)	21,882	19,029	4,881	(19)	23,891	20,535	4,794	(22)	25,307
Adjusted EBITDA	6,185	84	(1)	6,268	6,974	(154)	(0)	6,820	7,974	499	0	8,473

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Total Revenues. Our total revenues increased by 5.9% from RMB23,891 million in 2024 to RMB25,307 million (US$3,618 million) in 2025. This increase was primarily due to the expansion of our hotel network.

●	Leased and Owned Hotels. Total revenues from our leased and owned hotels /decreased by 6.5% to RMB12,943 million (US$1,851 million) in 2025 from RMB13,843 million in 2024.
●	Manachised and Franchised Hotels. Total revenues from our manachised and franchised hotels increased by 23.1% from RMB9,498 million in 2024 to RMB11,696 million (US$1,672 million) in 2025, primarily due to the increased number of our manachised hotels.
●	Other Revenues. Other revenues increased by 21.5% from RMB550 million in 2024 to RMB668million (US$95 million) in 2025.

Operating Costs and Expenses. Our total operating costs and expenses decreased by 0.4% from RMB19,050 million in 2024 to RMB18,973 million (US$2,712 million) in 2025.

●	Hotel Operating Costs. Our hotel operating costs remained relatively flat at RMB15,285 million in 2024 and RMB15,339 million (US$2,194 million) in 2025. Our hotel operating costs as a percentage of total revenues decreased from 64.0% in 2024 to 60.6% in 2025.
●	Selling and Marketing Expenses. Our selling and marketing expenses increased by 8.0% from RMB1,176 million in 2024 to RMB1,270 million (US$182 million) in 2025. Our selling and marketing expenses as a percentage of total revenues remained relatively flat at 4.9% in 2024 and 5.0% in 2025.
●	General and Administrative Expenses. Our general and administrative expenses decreased by 9.8% from RMB2,508 million in 2024 to RMB2,262 million (US$321 million) in 2025. The decrease was mainly due to lower restructuring costs incurred and decreased headcount in Legacy DH as compared with 2024.
●	Pre-opening Expenses. Our pre-opening expenses decreased by 18.0% from RMB50 million in 2024 to RMB41 million (US$6 million) in 2025. Our pre-opening expenses as a percentage of total revenues remained flat at 0.2% in both 2024 and 2025. Our pre-opening expenses in 2025 were primarily from legacy Huazhu.

Other Operating Income, Net. Our other operating income increased by 35.1% from RMB359 million in 2024 to RMB485 million (US$69 million) in 2025.

Income from Operations. As a result of the foregoing, our income from operations increased by 31.1% from RMB5,200 million in 2024 to RMB6,819 million (US$975 million) in 2025.

Interest Income/Expense, Net. Our net interest expense was RMB114 million (US$16 million) in 2025. Our interest income was RMB223 million (US$32 million), and our interest expense was RMB337 million (US$48 million) in 2025. Our net interest expense was RMB108 million in 2024. Our interest income was RMB210 million, and our interest expense was RMB318 million in 2024.

Other Income, Net. We recorded other income, net of RMB38 million (US$5 million) in 2025, compared to other income, net of RMB51 million in 2024.

Gain (Loss) from Fair Value Changes of Equity Securities, Net. Gain (loss) from fair value changes of equity securities, net mainly represents the gain (loss) from our investment in equity securities with readily determinable fair values. Our loss from fair value changes of equity securities was RMB10 million (US$1 million) in 2025, primarily due to the decrease in the fair value of the market securities that we held.

Foreign Exchange Gain (Loss). Our foreign exchange gain was RMB569 million (US$81 million) in 2025, compared to our foreign exchange loss of RMB272 million in 2024. Our foreign exchange gain in 2025 was primarily attributable to certain internal loan receivables denominated in Euro as a result of Euro’s appreciation.

Income Tax Expense. Our income tax expense was RMB2,161 million (US$309 million) in 2025, increased from income tax expense of RMB1,662 million in 2024, primarily due to the increase in our income before income taxes.

Equity Method Investments. Our loss from equity method investments decreased from RMB41 million in 2024 to RMB26 million (US$4 million) in 2025, primarily due to decrease in losses incurred by certain of our investee companies.

Net Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net income attributable to noncontrolling interest was RMB35 million (US$5 million) in 2025. Net income attributable to noncontrolling interest was RMB54 million in 2024.

Net Income Attributable to H World Group Limited. As a result of the foregoing, net income attributable to H World Group Limited increased from RMB3,048 million in 2024 to RMB5,080 million (US$726 million) in 2025.

Segment Results

Total Revenue. Legacy Huazhu’s total revenues for 2025 were RMB20,535 million (US$2,936 million), representing a 7.9% increase from RMB19,029 million in 2024 as a result of our hotel network expansion. Legacy DH’s total revenues remained relatively flat at RMB4,881 million in 2024 and RMB4,794 million (US$686 million) in 2025.

Adjusted EBITDA. Legacy Huazhu’s adjusted EBITDA from 2025 was RMB7,974 million (US$1,140 million), representing an increase from RMB6,974 million in 2024 as a result of our increased revenue due to hotel network expansion. Legacy DH’s adjusted EBITDA from 2025 was RMB499 million (US$71 million), compared to its negative adjusted EBITDA of RMB154 million in 2024, primarily due to lower restructuring costs incurred and decreased headcount, as well as decreased impairment loss from intangible assets.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Total Revenues. Our total revenues increased by 9.2% from RMB21,882 million in 2023 to RMB23,891 million in 2024. This increase was primarily due to expansion of our hotel network.

●	Leased and Owned Hotels. Total revenues from our leased and owned hotels increased to RMB13,843 million in 2024 from RMB13,796 million in 2023.
●	Manachised and Franchised Hotels. Total revenues from our manachised and franchised hotels increased by 23.4% from RMB7,694 million in 2023 to RMB9,498 million in 2024, primarily due to the increased number of our manachised hotels.

●	Other Revenues. Other revenues increased by 40.3% from RMB392 million in 2023 to RMB550 million in 2024.

Operating Costs and Expenses. Our total operating costs and expenses increased by 8.4% from RMB17,568 million in 2023 to RMB19,050 million in 2024.

●	Hotel Operating Costs. Our hotel operating costs increased by 6.6% from RMB14,341 million in 2023 to RMB15,285 million in 2024, primarily due to the rising personnel costs as our hotel network continued to expand. Our hotel operating costs as a percentage of total revenues decreased from 65.5% in 2023 to 64.0% in 2024.
●	Selling and Marketing Expenses. Our selling and marketing expenses increased by 9.7% from RMB1,072 million in 2023 to RMB1,176 million in 2024. Our selling and marketing expenses as a percentage of total revenues remained flat at 4.9% in 2023 and 2024.
●	General and Administrative Expenses. Our general and administrative expenses increased by 20.2% from RMB2,086 million in 2023 to RMB2,508 million in 2024. The increase was mainly due to increased headcount as well as an increase in share-based compensation to attract and retain core employees who are key to our sustainable long-term business growth.
●	Pre-opening Expenses. Our pre-opening expenses increased by 42.9% from RMB35 million in 2023 to RMB50 million in 2024. Our pre-opening expenses as a percentage of total revenues remained flat at 0.2% in 2023 and 2024. Our pre-opening expenses in 2024 was primarily from legacy Huazhu.

Other Operating Income, Net. Our other operating income decreased by 11.1% from RMB404 million in 2023 to RMB359 million in 2024.

Income (Loss) from Operations. As a result of the foregoing, our income from operations increased by 10.3% from RMB4,714 million in 2023 to RMB5,200 million in 2024.

Interest Expense, Net. Our net interest expense was RMB108 million in 2024. Our interest income was RMB210 million, and our interest expense was RMB318 million in 2024. Our net interest expense was RMB137 million in 2023. Our interest income was RMB248 million, and our interest expense was RMB385 million in 2023.

Other Income, Net. We recorded other income, net of RMB51 million in 2024, compared to other income, net of RMB573 million in 2023. The higher other income, net in 2023 was mainly due to gains from sales of Accor’s shares.

(Loss) Gain from Fair Value Changes of Equity Securities, Net. (Loss) gain from fair value changes of equity securities, net mainly represents the (loss) gain from our investment in equity securities with readily determinable fair values. Our loss from fair value changes of equity securities was RMB66 million in 2024, primarily due to loss from fair value changes of UBOX shares.

Foreign Exchange (Loss) Gain. Our foreign exchange loss was RMB272 million in 2024, compared to our foreign exchange gain of RMB90 million in 2023. Our foreign exchange loss in 2024 was primarily attributable to certain internal loan receivables denominated in Euro as a result of the Euro’s depreciation.

Income Tax Expense. Our income tax expense was RMB1,662 million in 2024, compared to income tax expense of RMB1,204 million in 2023. Our effective tax rate in 2024 was 34.6%, compared with 22.5% in 2023. The higher effective tax rate in 2024 was mainly attributable to increased withholding tax related to dividend distribution.

Equity Method Investments. Our loss from equity method investments increased from RMB14 million in 2023 to RMB41 million in 2024, primarily due to the increase in losses incurred by certain of our investee companies.

Net Income Attributable to Noncontrolling Interest. Net income attributable to noncontrolling interest represents joint venture partners’ share of our net income or loss based on their equity interest in the leased and owned hotels owned by the joint ventures which are controlled and consolidated by us. Net income attributable to noncontrolling interest was RMB54 million in 2024.Net income attributable to noncontrolling interest was RMB46 million in 2023.

Net Income Attributable to H World Group Limited. As a result of the foregoing, net income attributable to H World Group Limited decreased from RMB4,085 million in 2023 to RMB3,048 million in 2024.

Segment Results

Total Revenue. Legacy Huazhu’s total revenues for 2024 were RMB19,029 million, representing a 9.1% increase from RMB17,444 million in 2023 as a result of our hotel network expansion. Legacy DH’s total revenues from 2024 were RMB4,881 million, representing a 9.3% increase from RMB4,465 million in 2023 primarily due to optimized hotel operations and improved hotel performance.

Adjusted EBITDA. Legacy Huazhu’s adjusted EBITDA from 2024 was RMB6,974 million, representing an increase from RMB6,185 million in 2023 as a result of our hotel network expansion. Legacy DH’s negative adjusted EBITDA from 2024 was RMB154 million, representing a decrease from its adjusted EBITDA of RMB84 million in 2023, primarily due to increased impairment loss from intangible assets and restructuring costs incurred in 2024.

Outstanding Indebtedness

In May 2020, we issued US$500 million Convertible Senior Notes (the “2026 Notes”). The 2026 Notes will mature on May 1, 2026 and bear interest at a rate of 3.00% per annum, payable in arrears semi-annually on May 1 and November 1 of each year, beginning on November 1, 2020. The 2026 Notes can be converted into our ADSs at an initial conversion rate of 23.971, subject to adjustment in some events, of our ADSs per US$1,000 principal amount of the 2026 Notes (equivalent to an initial conversion price of US$41.72 per ADS). The holders may require our Company to repurchase all or portion of the 2026 Notes for cash on May 1, 2024, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In 2023, RMB0.01 million of the 2026 Notes was converted into 24 ADSs upon holders’ requests. As of December 31, 2024, we classified the 2026 Notes as long-term debt as the put option had expired. As of December 31, 2025, we reclassified the 2026 Notes as short-term debt as the 2026 Notes mature on May 1, 2026.

In August 2022, we entered into a 3-year long-term facility of EUR220 million and RMB-equivalent of EUR110 million term facility, and EUR70 million revolving credit facility agreement with several banks. As of December 31, 2024, the outstanding loan amount was RMB equivalent of EUR99 million in long-term bank borrowings, current portion. This amount had been fully repaid by December 31, 2025.

In March 2024, we entered into a five-year syndicated loan contract with a facility amount of RMB400 million expiring in March 2029. As of December 31, 2024 and December 31, 2025, buildings with a net book value of RMB510 million and RMB478 million, respectively, and land use rights with a net book value of RMB69 million and RMB67 million, respectively, were pledged as collateral for the loan. The loan was intended for the operation of headquarters buildings and refinancing existing obligations. The interest rate resets every year, and is based on the People’s Bank of China one-year benchmark LPR minus 55 basis points on the pricing date. There are some financial covenants including revenue and profit related to this facility. We were fully in compliance with the covenants for the year ended December 31, 2024 and 2025. In 2024, we had drawn down RMB340 million under the facility agreement and repaid RMB15 million. In 2025, we repaid RMB40 million. As of December 31, 2024 and 2025, the outstanding loan amount was RMB325 million and RMB285 million, respectively.

In July 2025, we entered into a one-year loan facility of up to RMB2,000 million or its equivalent in other currencies. We had drawn down RMB1,400 million under this agreement and the interest rate was fixed at 1.8% per annum. As of December 31, 2025, the outstanding loan amount was RMB1,400 million and total bank deposits of RMB1,406 million in short-term investments were pledged as collateral.

As of December 31, 2025, we had a total debt balance of RMB5.8 billion (US$0.8 billion) and unutilized facilities of approximately RMB6.3 billion. We had complied with the covenants under our existing banking facilities as of December 31, 2025.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, proceeds from our follow-on offering of ADSs in January 2023, borrowings from commercial banks, and issuance of convertible senior notes due 2026. As of December 31, 2025, we had RMB10,386 million (US$1,485 million) in cash and cash equivalents and RMB146 million (US$21 million) in restricted cash. Our cash and cash equivalents and restricted cash consist of cash on hand, liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use, deposits used as security against borrowings, and deposits restricted due to contract disputes or lawsuits or special purpose. Our cash and cash equivalents as of December 31, 2025 primarily consisted of Renminbi and U.S. dollars.

As of December 31, 2025, we had 19 properties for our leased and owned hotels under development. As of December 31, 2025, we expected to incur approximately RMB693 million (US$99 million) of capital expenditures in connection with (i) certain recently completed leasehold improvements and installation of equipment and (ii) the funding of the leasehold improvements and installation of equipment of these 19 leased and owned hotels, which is expected to be incurred within one to two years. We intend to fund this planned expansion with our operating cash flow, our cash balance and our credit facilities.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2024	2025
	(RMB)	(RMB)	(RMB)	(US$)
	(In millions)
Net cash provided by operating activities	7,674	7,518	8,379	1,198
Net cash used in investing activities	(1,477)	(2,239)	(1,042)	(149)
Net cash used in financing activities	(3,720)	(5,504)	(4,306)	(616)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	164	30	(30)	(4)
Net (decrease) increase in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	2,641	(195)	3,001	429
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	17	(9)	(7)	(1)
Cash, cash equivalents and restricted cash at the beginning of the year	5,086	7,710	7,524	1,076
Cash, cash equivalents and restricted cash at the end of the year	7,710	7,524	10,532	1,506

Operating Activities

In 2023, 2024 and 2025, we financed our operating activities primarily through cash generated from operations.

Net cash provided by operating activities amounted to RMB8,379 million (US$1,198 million) in 2025, primarily attributable to (i) our net income of RMB5,115 million, (ii) an added-back of RMB2,233 million in noncash lease expense, (iii) an added-back of RMB1,257 million in noncash depreciation and amortization, and (iv) an increase in accrued expenses and other current liabilities of RMB936 million, partially offset by a decrease in operating lease liabilities of RMB2,383 million.

Net cash provided by operating activities amounted to RMB7,518 million in 2024, primarily attributable to (i) our net income of RMB3,102 million, (ii) an added-back of RMB2,300 million in noncash lease expense, and (iii) an added-back of RMB1,332 million in noncash depreciation and amortization, partially offset by a decrease in operating lease liabilities of RMB2,453 million.

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

Investing Activities

Net cash used in investing activities decreased from RMB2,239 million in 2024 to RMB1,042 million (US$149 million) in 2025, primarily due to (i) purchases of investments of RMB8,134 million mainly related to our purchase of time deposits and financial products, and (ii) purchase of property and equipment of RMB828 million, partially offset by proceeds from maturity/sale and return of investments of RMB7,777 million.

Net cash used in investing activities increased from RMB1,477 million in 2023 to RMB2,239 million in 2024, primarily due to (i) purchases of investments of RMB4,017 million mainly related to our purchase of time deposits and financial products and (ii) purchase of property and equipment of RMB883 million, partially offset by proceeds from maturity/sale and return of investments of RMB2,563 million.

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

We had net cash used in financing activities of RMB4,306 million (US$616 million) in 2025, primarily consisted of (i) dividends paid of RMB3,907 million, (ii) repayment of short-term debt of RMB2,272 million, (iii) repayment of long-term debt of RMB850 million, and (iv) payment of repurchases of ordinary shares of RMB783 million, partially offset by proceeds from short-term debt of RMB3,595 million.

We had net cash used in financing activities of RMB5,504 million in 2024, primarily consisted of (i) dividends paid of RMB3,480 million, (ii) payment of repurchases of ordinary shares of RMB1,172 million and (iii) purchase of prepaid put option of RMB710 million.

We had net cash used in financing activities of RMB3,720 million in 2023. Net cash used in financing activities in 2023 primarily consisted of repayment of short-term debt of RMB3,436 million and repayment of long-term debt of RMB2,336 million, partially offset by (i) net proceeds from issuance of ordinary shares of RMB1,973 million and (ii) proceeds from debt of RMB1,169 million.

Capital Expenditure

Our capital expenditures were incurred primarily in connection with leasehold improvements, investments in furniture, fixtures and equipment and technology, information and operational software. Our cash paid on capital expenditures totaled RMB901 million, RMB898 million and RMB838 million (US$120 million) in 2023, 2024 and 2025, respectively. Our capital expenditures in 2025 consisted of RMB828 million (US$119 million) in property and equipment and RMB10 million (US$1 million) in software and license. We will continue to make capital expenditures to meet the expected growth of our operations and expect our cash balance, cash generated from our operating activities and credit facilities will meet our capital expenditure needs in the foreseeable future.

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

Except as disclosed in the table and discussion below, the VIEs have not distributed and do not currently have any plans to distribute any earnings or settle any amounts owed under the contractual agreements to our subsidiaries. The VIEs in aggregate contributed an insignificant portion (less than 1%) of our total retained earnings as of December 31, 2024 and 2025.

The following table presents the cash flows among the Company, its subsidiaries and the VIEs for the fiscal years ended December 31, 2023, 2024 and 2025.

Cash transfer between our company, subsidiaries and VIEs
(RMB in millions)
Cash flows between subsidiaries and VIEs	2023	2024	2025
Loans from subsidiaries to the VIEs under the contractual arrangement	—	0	1
Cash receipts by the VIEs from subsidiaries for services	21	12	6

Cash flows between holding company and subsidiaries(1)	2023	2024	2025
Loans to subsidiaries	(987)	(0)	(1,465)
Repayment of loans by subsidiaries	2,061	1,000	3,678
Loans from subsidiaries	2,574	2,553	2,608
Repayment of loans from subsidiaries	(540)	(457)	(347)
Dividend payment from subsidiaries	—	19	—

Note:

(1)	Includes overseas and PRC subsidiaries.

For the years ended December 31, 2023, 2024 and 2025,

●	our subsidiaries paid service fee totaled approximately RMB21 million, RMB12 million and RMB6 million (US$1 million), respectively, to the VIEs for telecommunication services and internet-related services provided to hotels;
●	cash inflows of the VIEs were primarily provided via loan arrangements with our subsidiaries, our payment to the VIEs for inter-group transactions, and capital contributions of the nominee shareholders;
●	cash was transferred from H World Group Limited to our subsidiaries primarily through shareholder loans. In these same respective periods, our subsidiaries borrowed approximately RMB987 million, nil and RMB1,465 million (US$209 million), respectively, from H World Group Limited, and our subsidiaries repaid a total of approximately RMB2,061 million, RMB1,000 million and RMB3,678 million (US$526 million) loans, respectively, to H World Group Limited;
●	our subsidiaries provided RMB2,574 million, RMB2,553 million and RMB2,608 million (US$374 million) loans, respectively, to H World Group Limited, and H World Group Limited repaid approximately RMB540 million, RMB457 million and RMB347 million (US$50 million), respectively, to these subsidiaries for such loans; and
●	our subsidiaries paid dividend of nil, RMB19 million and nil, respectively, to H World Group Limited.

Other than the transfers described above, no assets were transferred among H World Group Limited, our subsidiaries, and the VIEs for the years ended December 31, 2023, 2024 and 2025.

Restrictions on Cash Transfers to Us

H World Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China and Europe. We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our subsidiaries and/or the VIEs, to us and holders of the ADSs as well as the ability to settle amounts owed under the contractual arrangements with the VIEs. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. In particular, subject to certain cumulative limits, the statutory reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a PRC subsidiary’s registered capital. These reserve funds can only be used for such specific purposes as provided in PRC laws and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries is considered restricted. As a result of these requirements under PRC laws and regulations, as of December 31, 2025, approximately RMB4,269 million (US$610 million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

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

On November 29, 2023, our company declared a cash dividend of approximately US$300 million, including an ordinary dividend in the amount of approximately US$200 million and a special dividend in the amount of approximately US$100 million. On July 23, 2024, our company declared a cash dividend of approximately US$200 million. On March 20, 2025, our company declared a cash dividend of approximately US$300 million. On August 20, 2025, our company declared a cash dividend of approximately US$250 million. On March 18, 2026, our company declared a cash dividend of approximately US$400 million.

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

The EIT Law imposes a withholding tax of 10% on dividends distributed by a PRC subsidiary to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place of business within China or if the dividends received have no connection with the establishment or place of business of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding tax rate. A holding company which is a tax resident in Hong Kong, for example, would be subject to a 5% withholding tax on dividends under the Tax Arrangement between the PRC central government and Hong Kong if the holding company is the beneficial owner of the dividends and holds more than 25% of the share capital of the PRC company.

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

In 2023, 2024 and 2025, RMB1,454 million, RMB3,787 million and RMB2,668 million were paid as dividends from our PRC subsidiaries to our Hong Kong and Singapore subsidiaries, respectively. In 2025, RMB182 million of PRC withholding tax was incurred as a result of our distribution of dividends. Except as disclosed under “—Transfer of Cash within Our Organization,” no other dividend or distribution was made by our offshore subsidiaries to our company in 2023, 2024 and 2025.

As of December 31, 2025, we have accrued a PRC dividend withholding tax of RMB322 million on undistributed earnings, which we planned to distribute from our PRC subsidiaries to overseas subsidiaries. Other than these planned dividends distributions, we intend to indefinitely reinvest the remaining undistributed earnings of PRC subsidiaries, of which, no provision for PRC dividend withholding tax has been accrued.

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

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Technology Infrastructure and Digitalization” and “— Intellectual Property”.

5.D. Trend Information

Jizhu Shanghai is a recognized software development entity located in Shanghai of PRC. In December 2021, Jizhu Shanghai was qualified as high and new tech enterprise, resulting Jizhu Shanghai subject to a reduced tax rate of 15% in 2021, 2022 and 2023. In December 2024, Jizhu Shanghai was again qualified as a high and new tech enterprise, resulting Jizhu Shanghai being subject to a reduced tax rate of 15% in 2024, 2025 and 2026. In December 2022, Huazhu Cloud was qualified as high and new tech enterprise, resulting Huazhu Cloud subject to a reduced tax rate of 15% in 2022, 2023 and 2024. In December 2025, Huazhu Cloud was qualified as high and new tech enterprise, resulting Huazhu Cloud subject to a reduced tax rate of 15% in 2025, 2026 and 2027. Pursuant to the relevant regulations applicable to small and micro businesses, several PRC subsidiaries enjoy a preferential tax rate of 20% with a discount to taxable income. From January 1, 2023 to December 31, 2027, for taxable income less than RMB3 million, 75% of the taxable income would be exempted in tax computation. Entities qualified as small and micro businesses shall be engaged in industries not restricted or prohibited by the state, which also meet the following three conditions: annual taxable income does not exceed RMB3 million, no more than 300 employees, and the total assets does not exceed RMB50 million. The aggregate amount and per share effect of tax holidays were as follows:

	Year Ended December 31,
	2023	2024	2025
	(RMB)	(RMB)	(RMB)
	(In millions, except per share data)
Aggregate amount	60	47	98
Per share effect—basic	0.02	0.02	0.03
Per share effect—diluted	0.02	0.02	0.03

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

Impairment of Goodwill and Brand Name Arising from the Acquisition of Deutsche Hospitality

Brand names are generally considered to have indefinite useful lives which are obtained through business acquisitions and originally recorded at their estimated fair values at the date of acquisition.

Estimating the fair value of our goodwill reporting units and brand name for impairment testing require significant judgment. Brand name is evaluated for impairment using an income approach utilizing the relief from royalty method. The determination of the fair value using the discounted cash flow model requires our management to make significant estimates and assumptions related to projected hotels’ revenues and growth rates, projected operating cost, royalty saving rates and discount rates.

The assumptions used to assess impairment consider historical trends, macroeconomic conditions, and projections are consistent with our operating strategy. Changes in these estimates can have a significant impact on the assessment of fair value which could result in material impairment losses.

For the year ended December 31, 2025, we performed a quantitative assessment of goodwill for legacy DH. No goodwill impairment charges were recorded as a result of the testing. The estimated fair value of goodwill for legacy DH exceeded the calculated carrying value by 70%. A 5% decline in projected cash flows or increase in the discount rate would not result in an impairment.

We also performed quantitative impairment testing for a brand name for legacy DH. As of December 31, 2025, the estimated fair value of this brand name acquired in the DH acquisition was higher than its respective carrying value. Following an impairment of RMB391 million recognized in 2024, which reduced the carrying value by 16%, no impairment was recognized in 2025. The estimated fair value of this brand name acquired in the DH acquisition exceeded their carrying value by approximately 9%. A 5% increase in the discount rate or decrease in royalty saving rate would not result in impairments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is No. 1299 Fenghua Road, Jiading District, Shanghai 201803, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title
Qi Ji	59	Founder and Executive Chairman of the Board of Directors
John Jiong Wu	58	Co-founder, Independent Director
Jie Zheng	55	Executive Director
Justin Martin Leverenz	58	Director
Theng Fong Hee	71	Independent Director
Lei Cao	51	Independent Director
Yi Zhang	52	Independent Director
Hui Jin	48	Chief Executive Officer
Arthur Yu	46	Chief Financial Officer

Qi Ji is our founder, and was appointed as a director in February 2007. Mr. Ji has also served as the executive chairman of our board since August 2009. Prior to his current role, he also served as our chief executive officer from 2007 to August 2009, from January 2012 to May 2015, and from November 2019 to September 2021. He co-founded Home Inns & Hotels Management Inc. and served as its chief executive officer from 2002 to January 2005. He also co-founded Trip.com Group Limited (“Trip.com,” a company listed on the NASDAQ, ticker symbol: TCOM), one of the largest online travel services providers in China, in 1999, acted as its chief executive officer and president until 2001, and served on Trip.com’s board as an independent director until February 2026. Mr. Ji received his bachelor’s degree in engineering mechanics and master degree in mechanical engineering from Shanghai Jiao Tong University in the PRC in 1989 and February 1992, respectively.

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

Justin Martin Leverenz has served as our executive director since August 2025. Mr. Leverenz was the Chief Investment Officer and a Senior Portfolio Manager of Invesco Developing Markets Fund from May 2007 to July 2025. He joined Invesco Ltd. in 2019 when it combined with OppenheimerFunds. Mr. Leverenz managed the OppenheimerFunds Developing Markets Fund, which was renamed the Invesco Developing Markets Fund, beginning in May 2007. He was a Portfolio Manager at OppenheimerFunds from 2007 to 2019, having started in 2004 as a senior research analyst supporting Global Equity Strategy. Prior to joining OppenheimerFunds, Mr. Leverenz was a director of Pan-Asian Technology Research for Goldman Sachs in Asia, where he covered technology companies in the region. He also served as the Head of Equity Research in Taiwan, China for Barclays de Zoete Wedd and as a Portfolio Manager for Martin Currie Investment Managers in Scotland. Mr. Leverenz obtained his bachelor’s degree in Chinese Studies and Political Economy from the University of California and his master’s degree in international economics from the University of California. He is a Chartered Financial Analyst® (CFA®) charter holder.

Theng Fong Hee has served as our independent director of the Company since July 2020. Mr. Hee is a senior lawyer in Singapore with over 40 years of experience. He is now a full - time independent arbitrator and mediator with The Arbitration Chambers. Mr. Hee is a fellow of Singapore Institute of Arbitrators and Chartered Institute of Arbitrators (UK). He is also on the panel of arbitrators in various arbitration institutions including Singapore International Arbitration Centre (SIAC), China International Economic and Trade Arbitration Commission (CIETAC), Beijing Arbitration Commission (BAC), Shanghai International Economic and Trade Arbitration Commission (SHIAC), Hong Kong International Arbitration Centre (HKIAC), Hainan International Arbitration Court (HIAC), Chongqing Arbitration Commission (CQAC), Shanghai Arbitration Commission (SHAC), Wuhan Arbitration Commission (WHAC) and Asian International Arbitration Centre (AIAC). Mr. Hee is also an ambassador of Singapore International Mediation Centre (SIMC) and has been an accredited mediator of Singapore Mediation Centre (SMC) since March 2017. He serves as an independent director of several listed companies, including Zheneng Jinjiang Environment Holding Company Limited (a company listed on the Singapore Exchange, stock code: BWM) from 2016 to 2022, Straco Corporation Limited (a company listed on the Singapore Exchange, stock code: S85) from April 2016 to April 2025, Yanlord Land Group Limited (a company listed on the Singapore Exchange, stock code: Z25) since October 2017, China Aviation Oil (Singapore) Corporation Ltd (a company listed on the Singapore Exchange, stock code: G92) since April 2019, Haidilao International Holding Ltd. (a company listed on the Hong Kong Stock Exchange, stock code:6862) since September 2018, Tye Soon Limited (a company listed on the Singapore Exchange, stock code: BFU) from May 1997 to June 2020, APAC Realty Limited (a company listed on the Singapore Exchange, stock code: CLN) from September 2017 to June 2020, First Resources Limited (a company listed on the Singapore Exchange, stock code: EB5) from October 2007 to May 2018, YHI International Limited (a company listed on the Singapore Exchange, stock code: BPF) from May 2003 to April 2018, and Datapulse Technology Limited (a company listed on the Singapore Exchange, stock code: BKW) from January 1994 to December 2017. Mr. Hee was also a director of Chinese Development Assistance Council from June 2012 to June 2018 and Singapore Chinese Cultural Centre from May 2015 to September 2019. He has been a director of Chua Foundation of Singapore from March 2015 to 2021, F&H Singhome Fund II Ltd. since April 2012, F&H Singhome Fund III Ltd. since August 2015 and independent non-executive director of Greenland (Singapore) Trust Management Pte. Ltd. since April 2018. Mr. Hee was awarded the Public Service Medal and Public Service Star awards respectively in 2008 and 2015. He was also appointed as a Justice of the Peace in April 2018. Mr. Hee obtained his bachelor’s degree in law from National University of Singapore (formerly known as the University of Singapore) with honors in Singapore in May 1979 and also received a diploma in Chinese law from Soochow University in the PRC in October 2004. He has been admitted as an advocate and solicitor by the Supreme Court of Singapore since October 1981.

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

Yi Zhang has served as our independent director since August 2025. Ms. Zhang has served as the Chief Financial Officer of SINA Corporation since March 2015. From March 2014 to March 2015, Ms. Zhang was the Chief Financial Officer of Weibo Corporation (NASDAQ: WB; HKEX: 09898), one of SINA’s subsidiaries. Prior to joining Weibo, Ms. Zhang was the Chief Financial Officer of AdChina Ltd., a company operating an integrated internet advertising platform in China, from May 2011 to February 2014. From October 2007 to April 2011, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai, with a focus on serving Chinese companies listed in the United States and Chinese companies making initial public offerings in the United States. Ms. Zhang has served as an independent director of Yatsen Holding Limited (NYSE: YSG), a NYSE listed company since November 2020. Ms. Zhang has also served as an independent non-executive director of Swire Pacific Limited (HKEX: 0019), a Hong Kong-based international conglomerate with a diversified portfolio of market leading businesses since June 2022. Since February 2023, Ms. Zhang has served as an independent director of Hesai Group (NASDAQ: HSAI), a NASDAQ listed technology company. Ms. Zhang graduated summa cum laude with a B.A. in Business Administration from McDaniel College in Maryland in 1997. She is a member of the American Institution of Certified Public Accountants.

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

Arthur Yu joined us since December 1, 2025 and has served as our chief financial officer since March 2026. Before joining the Company, Mr. Yu served as the chief financial officer of Baozun Inc. from December 2020 to April 2024. He was also the president of Baozun E-Commerce from December 2022 to March 2025. Before joining Baozun Inc., he worked for Jaguar Land Rover Plc, where he served as the Global Vice President, the chief financial officer of the Greater China Region and a British-side supervisor at Chery Jaguar Land Rover (a joint venture between Chery Automotive Co., Ltd. and Jaguar Land Rover in China) from 2018 to 2020. Prior to this, Mr. Yu worked for BT Group Plc (a company listed on the London Stock Exchange, stock code: BT.A) (“BT Group”) from 2009 to 2018 and held several senior leadership positions within BT Group in the United Kingdom and Hong Kong. His last role within BT Group was the chief financial officer (Asia, Middle East and Africa) and the Chairman of BT China. In his earlier career, Mr. Yu worked in PricewaterhouseCoopers as a management consultant from 2007 to 2009 and in Rolls-Royce Plc successively as management trainee, analyst and manager from 2004 to 2007. Mr. Yu received a bachelor of science degree in management sciences from Warwick University in England in 2003, a master of science degree in management information systems from the London School of Economics in 2004 in England, and an executive MBA degree from Judge Business School, University of Cambridge in 2016 in England. He is currently a fellow member of the Charted Institute of Management Accountant.

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

6.B. Compensation

For the fiscal year ended December 31, 2025, the aggregate cash compensation and benefits that we paid to our directors and executive officers were approximately RMB28 million (US$4 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Plan Administration. The compensation committee administers our Amended 2023 Plan. Our ESOP administration committee, currently comprised solely of Mr. Qi Ji, has been delegated certain authorities, among others, to grant, in its sole discretion, restricted stock units and options to be issued under the respective share incentive plans to any of our directors, senior management, employees and consultants, provided that the aggregate number of shares covered by the total grants it makes in a year shall not exceed 5,000,000 ordinary shares and that any such grant shall be made in compliance with the rules of the Amended 2023 Plan.

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

The following tables summarize the outstanding options and restricted stocks that we have granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of December 31, 2025.

	Ordinary Shares
	Underlying
	Outstanding Options	Exercise Price
Name	Awarded	(US$/Share)	Date of Grant	Date of Expiration
Qi Ji	7,240,910	2.8	May 31, 2023	May 31, 2033
Hui Jin(1)	7,913,300	2.8	May 31, 2023	May 31, 2033
Other individuals as a group(1)	9,251,820	2.8	May 31, 2023 – January 13, 2025	January 13, 2033 – May 31, 2033

	Ordinary Shares
	Underlying
	Outstanding Restricted
Name	Stocks Awarded	Date of Grant
Qi Ji	7,039,780	May 31, 2023
	28,963,620	January 17, 2024
John Jiong Wu	262,480	August 5, 2025
Jie Zheng(1)	79,110	June 28, 2024
	1,530,060	August 7, 2024
	8,000	January 13, 2025
Theng Fong Hee	194,520	August 5, 2025
Lei Cao	90,030	June 28, 2024
	96,370	August 5, 2025
Hui Jin(1)	363,190	March 26, 2015
	885,860	May 9, 2022
	6,925,000	May 31, 2023
	1,564,130	January 13, 2025
Yi Zhang	262,480	August 5, 2025
Justin Martin Leverenz	656,200	August 5, 2025
Other individuals as a group(1)	64,416,960	March 26, 2015 – October 15, 2025
(1)	The number may subject to change as certain of the awards granted are subject to performance conditions.

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

We believe that each of Mr. John Jiong Wu, Mr. Theng Fong Hee, Ms. Lei Cao and Ms. Yi Zhang is an “independent director” as that term is used in NASDAQ corporate governance rules.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including but not limited to a duty to act honestly and a duty to act in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.

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

Audit Committee

Our audit committee consists of three directors, namely Ms. Yi Zhang, Mr. Theng Fong Hee and Ms. Lei Cao. All directors satisfy the “independence” requirements of the NASDAQ Global Select Market and the SEC regulations. The chairwoman of our audit committee is Ms. Yi Zhang, who is qualified as an audit committee financial expert within the meaning of the SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. John Jiong Wu and Ms. Lei Cao. Both directors satisfy the “independence” requirements of NASDAQ Marketplace Rules and the SEC regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

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

6.D. Employees

We had 26,985, 28,502 and 26,458 employees as of December 31, 2023, 2024 and 2025, respectively. We recruit and directly train and manage all of our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Some of our employees are represented by Unions and Works Councils, with a variety of collective bargaining agreements in place. Generally, we consider the relationships between us and Unions and Works Councils that represent our employees to be respectful.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2026 by:

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

	Ordinary Shares Beneficially Owned(1)
	Number		%
Directors and Executive Officers:
Qi Ji	722,340,740	(2)	23.5
John Jiong Wu	9,784,090	(3)	0.3
Jie Zheng	65,240	(4)	0.0
Justin Martin Leverenz	201,790	(5)	0.1
Theng Fong Hee	—		—
Lei Cao	70,040	(6)	0.0
Yi Zhang	—		—
Hui Jin	6,620,850	(7)	0.2
Arthur Yu	—		—
All Directors and Executive Officers as a Group	737,382,130	(8)	24.0
Principal Shareholders:
Winner Crown Holdings Limited	701,908,810	(9)	22.8
East Leader International Limited	259,863,980	(10)	8.5
Invesco Ltd.	164,324,490	(11)	5.3
Trip.com Group Limited	220,494,460	(12)	7.2

Notes:

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying options held by such person or group exercisable within 60 days from March 31, 2026. Percentage of beneficial ownership of each listed person or group is based on (i) 3,075,238,190 ordinary shares outstanding as of March 31, 2026, and (ii) the ordinary shares underlying share options exercisable by such person within 60 days from March 31, 2026.
(2)	Includes (i) 701,908,810 ordinary shares and 43,127 ADSs representing 431,270 ordinary shares held by Winner Crown Holdings Limited, or Winner Crown, a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company. Sherman is owned 100% by vote and value by the Ji Family Trust which is a revocable trust valid under the laws of the Republic of Singapore. Butterfield Trust (Asia) Limited acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries, (ii) 15,529,950 ordinary shares and 37,500 ADSs representing 375,000 ordinary shares held by Mr. Qi Ji, (iii) 1,173,260 ordinary shares underlying options held by Mr. Qi Ji that are exercisable within 60 days from March 31, 2026, (iv) 1,502,650 ordinary shares held by certain participants of our amended 2023 Plan, over which Mr. Qi Ji has voting power pursuant to relevant award agreements and may therefore be deemed to have beneficial ownership. Mr. Qi Ji disclaims economic interests associated with the 1,502,650 ordinary shares, and (v) 1,851,070 ordinary shares underlying options held by certain participants of our amended 2023 Plan exercisable within 60 days from March 31, 2026, over which Mr. Qi Ji has voting power pursuant to relevant award agreements and may therefore be deemed to have beneficial ownership. Mr. Qi Ji disclaims economic interests associated with the 1,851,070 ordinary shares underlying options that are exercisable within 60 days from March 31, 2026.
(3)	Includes 9,784,090 ordinary shares held by Mr. John Jiong Wu.
(4)	Includes 65,240 ordinary shares held by Ms. Jie Zheng.
(5)	Includes 20,179 ADSs representing 201,790 ordinary shares held by Mr. Justin Martin Leverenz.
(6)	Includes 70,040 ordinary shares held by Ms. Lei Cao.
(7)	Includes (i) 5,467,870 ordinary shares held by Mr. Hui Jin, and (ii) 1,152,980 ordinary shares underlying options held by Mr. Hui Jin that are exercisable within 60 days from March 31, 2026.
(8)	Includes ordinary shares and ordinary shares issuable upon exercise of all of the options that are exercisable within 60 days from March 31, 2026 held by all of our directors and executive officers as a group.

(9)	Winner Crown is a British Virgin Islands company wholly owned by Sherman Holdings Limited, a Bahamas company. Sherman is owned 100% by vote and value by the Ji Family Trust which is a revocable trust valid under the laws of the Republic of Singapore. Butterfield Trust (Asia) Limited acts as trustee of the Ji Family Trust, of which Mr. Qi Ji and his family members are the beneficiaries. Mr. Ji is the sole director of Winner Crown. The address of Winner Crown is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(10)	Includes 253,246,520 ordinary shares and 661,746 ADSs representing 6,617,460 ordinary shares held owned by East Leader International Limited (“East Leader”). According to Amendment No. 2 to Schedule 13D filed with the SEC on October 20, 2025, East Leader is a British Virgin Islands company wholly owned by Perfect Will Holdings Limited, a British Virgin Islands company, which is in turn wholly owned by Trident Trust. The address of East Leader is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(11)	Based on Amendment No. 8 to Schedule 13G filed with the SEC on November 6, 2025 by Invesco Ltd, Invesco Ltd. held sole dispositive power and sole voting power of 164,324,490 ordinary shares in H World.
(12)	Includes (i) 72,024,820 ordinary shares that Trip.com purchased from us, (ii) an aggregate of 116,469,640 of our ordinary shares that Trip.com purchased from the Chengwei Funds, CDH Courtyard Limited, the IDG Funds, the Northern Light Funds and Pinpoint Capital 2006 A Limited, and (iii) 3,200,000 ADSs representing 32,000,000 ordinary shares that Trip.com subscribed in our initial public offering. Trip.com is a Cayman Islands company and its registered address is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of March 31, 2026, we had 3,075,238,190 ordinary shares issued and outstanding. To our knowledge, we had two record shareholders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

During or after the fiscal year of 2025, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Trip.com

We conduct transactions in the ordinary course of our business with Trip.com, one of our principal shareholders in which Mr. Qi Ji, our founder, is a co-founder and served as an independent director until February 2026. In addition, one officer of Trip.com is a family member of one of our directors. Trip.com rendered reservation services to us to facilitate our customers in making reservations at our hotels from Trip.com’s hotel booking system. In 2025, the aggregate commission fees paid to Trip.com for its reservation services amounted to RMB307 million (US$44 million). In 2025, the lease expenses of our leased and owned hotel paid to Trip.com amounted to RMB19 million (US$3 million).

In 2025, we provided technical services to Trip.com and recorded service fees amounted to RMB116 million (US$17 million).

Transaction with Cjia Group

China Cjia Group Limited (the “Cjia Group”) is one of our equity investees. We sold goods and provided IT and other services to Cjia Group amounted to RMB28 million (US$4 million) in 2025.

In 2025, the lease expenses our lease hotels recognized to Cjia Group amounted to RMB38 million (US$5 million). In 2025, we recognized sublease income from Cjia Group amounted to RMB5 million (US$1 million).

Transaction with AZURE Hospitality Fund I Limited Partnership (“Azure”)

Azure is one of our equity investees. We recognized service fees from Azure in the amount of RMB21 million (US$3 million) in 2025.

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

On August 20, 2025, we declared a cash dividend of US$0.081 per ordinary share, or US$0.81 per ADS. Cash dividends are paid in U.S. dollars, and the total amount of cash distributed for the dividend was approximately US$250 million.

On March 18, 2026, we declared a cash dividend for the second half of 2025 of US$0.13 per ordinary share, or US$1.30 per ADS. Cash dividends will be paid in U.S. dollars, and the total amount of cash distributed for the dividend is approximately US$400 million.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs have been listed on the NASDAQ Global Select Market under the symbol “HTHT” since March 26, 2010. In 2023, 2024 and 2025, no significant trading suspensions occurred.

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

Hong Kong Taxation

Taxation on us

Hong Kong profits tax is chargeable on every person carrying on a trade, profession or business in Hong Kong in respect of all profits arising in or derived from Hong Kong from such trade, profession or business (excluding profits arising from the sale of capital assets).

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

On March 16, 2007, the NPC, the Chinese legislature, passed the Enterprise Income Tax Law of the PRC, which was amended in February 2017 and December 2018, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law of the PRC, which was amended in April 2019 and December 2024. The Enterprise Income Tax Law of the PRC and its Implementation Regulations, or the EIT Law, applies a uniform 25% enterprise income tax rate to PRC resident enterprises, including both foreign-invested enterprises and domestic enterprises. The EIT Law restructures China’s tax preference policy under the general principle that industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. For example, enterprises classified as “high and new technology enterprises strongly supported by the State” are entitled to a 15% enterprise income tax rate. Enterprises classified as “small and micro businesses” enjoy a preferential enterprise income tax rate of 20%.

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

On December 25, 2024, the Standing Committee of the NPC issued the Value-Added Tax Law of the PRC, or the VAT Law, which became effective from January 1, 2026. According to the VAT Law, any entities and individuals (including individual industrial and commercial households) that sell goods, services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT and shall pay the VAT in accordance with the law and regulation. Except for taxpayers’ export of goods, the sale of services or intangible assets within the scope as prescribed by the State Council by domestic entities and individuals across national borders and other circumstances specified for by the State Council, the rate of VAT for sale of goods, labor services of processing, repair or replacement, or tangible movable property leasing services or import of goods is 13% unless otherwise specified, such as the rate of VAT for sale of agricultural products is 9%, and the rate of VAT for sale of transportation, postal, basic telecommunications, construction, or immovable leasing services, sale of immovables, or transfer of the rights to use land is 9%. In addition to the above circumstances, the rate of VAT for sale of services or intangible assets is 6%.

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

A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-U.S. corporation will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, provided, in both cases, that the corporation is not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Our ADSs are listed on the NASDAQ Global Select Market and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As discussed below in “Passive Foreign Investment Company Rules”, based on our audited consolidated financial statements and relevant market and shareholder data, we do not believe that we were a PFIC with respect to our 2024 or 2025 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2026 taxable year or in the foreseeable future.

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

Sales or Other Dispositions of Ordinary Shares or ADSs

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, gain or loss realized on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company”, or “PFIC”. We will be classified as a PFIC in a particular taxable year if, after applying certain look-through rules, either

●	75 percent or more of our gross income for the taxable year is passive income; or
●	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. Cash is generally considered a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Based on our audited consolidated financial statements and relevant market and shareholder data, we do not believe that we were a PFIC with respect to our 2024 or 2025 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2026 taxable year or in the foreseeable future. However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, and therefore subject to change. Accordingly, there can be no assurance that we will not be a PFIC for any year in which a U.S. Holder holds ADSs.

If we are classified as a PFIC, and a U.S. Holder does not make a mark-to-market election as described below, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125 percent of the average annual distributions that the U.S. Holder has received in the preceding three taxable years, or the U.S. Holder’s holding period, if shorter), and gain that that the U.S. Holder recognizes on the sale of the holder’s shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If we are a PFIC for any taxable year during which a U.S. Holder own ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), a U.S. Holder will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the previous paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.

U.S. Holders may be able to mitigate some of the unfavorable rules described in the preceding paragraph by electing to mark their shares or ADSs, as applicable, to market, provided the shares or ADSs, as applicable, are considered “marketable.” If a U.S. Holder makes this mark-to-market election, the holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of the holder’s shares at the end of the holder’s taxable year over the holder’s basis in those shares. If at the end of a U.S. Holder’s taxable year, the holder’s basis in the shares exceeds their fair market value, the U.S. Holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the holder’s net mark-to-market gains from previous years. A U.S. Holder’s adjusted tax basis in the shares will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain a U.S. Holder recognizes upon the sale of the holder’s shares will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of the holder’s net mark-to-market gains from previous years. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable. A make a mark-to-market election cannot be made with respect to any Lower-tier PFIC unless the shares of such Lower-tier PFIC are themselves “marketable.” As a result, if a U.S. Holder makes a mark-to-market election with respect to the shares or ADSs, the holder could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to the holder’s indirect interest in any Lower-tier PFIC. U.S. Holders should consult their own tax adviser regarding the availability and advisability of making a mark-to-market election in their particular circumstances if we are a PFIC for any taxable year.

If we are a PFIC (or treated as a PFIC with respect to a U.S. Holder) for any taxable year in which we pay a dividend or the preceding taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

A U.S. Holder that owns an equity interest in a PFIC generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which a U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisor regarding the potential application of the PFIC rules to an investment in the shares or ADSs.

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

German Taxation

Income Taxation

German-based corporations (AG and GmbH) are subject to corporate income tax (CIT) and in general also to trade tax, which is a profit tax levied by the municipalities (TT). CIT is charged at a rate of 15% on the taxable income. A 5.5% solidarity surcharge is charged on the CIT, resulting in an effective tax rate of 15.825%. Starting on January 1, 2028, the CIT rate will be gradually reduced from 15% by one percent point per year over five years, reaching 10% in 2032. Trade tax is also charged on the taxable income by the local municipalities whereas the tax rates depend on the local multiplier of each municipality. Thus, TT rates vary from town to town. Typically, TT is levied at an effective rate of 7% – 21%. For Frankfurt, the TT rate amounts to 16.1% and for Munich to 17.15%. Partnerships themselves (GmbH & Co. KG) that qualify as so-called entrepreneurial partnerships for tax purposes (Mitunternehmerschaften) are subject to TT but not subject to CIT. For CIT purposes, a partnership is tax transparent; i.e., the taxable income of a partnership is determined at the level of the partnership itself and then allocated to the partners in proportion to their interest in the partnership, irrespective of an actual distribution. In case a partner of a partnership is a corporation, the income is subject to CIT at the level of the partners. If the conditions are fulfilled, expenses of the partner that arise in connection with its partnership participation are tax deductible from the taxable income of the partnership as so-called special purpose expenses (Sonderbetriebsausgaben), subject to general rules that may be applicable in relation to deduction of expenses and further provided that the expenses are included in the tax-filing at the level of the partnership.

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

The 95% exemption applies to TT under additional requirements. For dividends from German corporations the minimum shareholding at the beginning of the year must be at least 15% instead of 10%; otherwise, the dividends are fully taxable for TT purposes. The same holds principally true with regard to the TT treatment of dividends from foreign corporations.

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

Goods and Services Tax

Goods and services tax (“GST”) in Singapore is a consumption tax that is levied on the import of goods and services into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 9% with effect from January 1, 2024.

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

Capital Gains upon Disposition of Shares

Any gains considered to be in the nature of capital made from the sale of our shares will not be taxable in Singapore to the extent that they do not fall within the ambit of Section 10L of the Income Tax Act 1947 (“ITA”), which came into effect on January 1, 2024. Any gains of an income nature would be subject to tax at the prevailing corporate income tax rate of 17.0%. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of our shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore (“IRAS”) regards as the carrying on of a trade or business in Singapore. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the investor had the intention or purpose of making a profit at the time of acquisition of our shares. However, under Singapore tax laws, subject to section 10L of the ITA, there is a temporary safe harbor rule where any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally exempt from tax if immediately prior to the date of the relevant disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months. Subject to certain prescribed exemptions and section 10L of the ITA, the safe harbor rule is only applicable if the divesting company, at the time of lodgment of its income tax return in Singapore relating to the period in which the disposal of ordinary shares occurred, provides such information and documentation as may be specified by the IRAS.

Under Section 10L of the ITA, gains received in Singapore by an entity of a relevant group from the sale or disposal of any movable or immovable property outside Singapore will be treated as income chargeable to tax under Section 10(1)(g) of the ITA under certain circumstances. Any registered shares, equity securities or securities will be deemed to be located outside Singapore if the register or principal register (if there is more than one register) is located outside Singapore regardless of where the company is incorporated. If our shares are deemed to be foreign assets, gains from their disposal will be subject to tax if an entity of a relevant group (other than an excluded entity) disposed of our shares on or after 1 January 2024. An entity is a member of a group of entities if its assets, liabilities, income, expenses and cash flows are (a) included in the consolidated financial statements of the parent entity of the group, or (b) excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale. A group is a relevant group if (a) the entities of the group are not all incorporated, registered or established in Singapore; or (b) any entity of the group has a place of business outside Singapore. An excluded entity is defined in Section 10L of the ITA to include (a) a pure equity-holding company satisfying the conditions in Section 10L(16) of the ITA or (b) any other entity with adequate economic substance in Singapore, taking into account factors enumerated in Section 10L of the ITA, whose operations are managed and performed in Singapore.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting provisions contained in Section 16 of the Exchange Act.

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

By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1 million as of December 31, 2025 into Renminbi at the exchange rate of US$1.00 for RMB6.9931, such cash balance would have been approximately RMB7.0 million (US$1 million). Assuming a 1.0% depreciation of the RMB against the U.S. dollar, such cash balance would have increased to RMB7.1 million (US$1 million) as of December 31, 2025.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2025, we have received a total of RMB54 million (US$8 million) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs related to the ADS program.

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

None of these events occurred in any of the years ended December 31, 2023, 2024 and 2025.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no significant changes that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Yi Zhang is an audit committee financial expert, as that term is defined in Item 16A(b) of Form 20-F, and is independent for the purposes of Rule 5605(a)(2) of the NASDAQ Marketplace Rules, or the NASDAQ Rules, and Rule 10A-3 under the Exchange Act.

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

We paid the following fees for professional services to Deloitte for the years ended December 31, 2024 and 2025.

	Year Ended December 31,
	2024	2025
	US$	US$
	(In millions)
Audit Fees(1)	3.0	3.1
Audit-related Fees(2)	0.1	—
Tax Fees(3)	0.0	—
Other Service Fees(4)	0.2	—
Total	3.3	3.1

Notes:

(1)	Audit Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for the interim review of quarterly financial statements and the audit of our annual financial statements.
(2)	Audit-related Fees. This category includes the aggregated fees billed for the professional services rendered by our principal auditors for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements that are not reported under “Audit Fees.”
(3)	Tax Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for tax compliance and tax advice.
(4)	Other Service Fees. This category includes the aggregate fees billed for the professional services rendered by our principal auditors for business consulting.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced a share repurchase program approved by our board of directors on August 21, 2019. Under the terms of the approved program, we may repurchase up to US$750 million worth of our issued and outstanding ADSs in open market at prevailing market prices or privately negotiated transaction, depending on market conditions and other factors, as well as in accordance with restrictions relating to volume, price and timing. This share repurchase plan ended on August 20, 2024. We repurchased 3,458,597 and 6,876,340 ADSs in 2023 and 2024 under this program, respectively.

We announced a share repurchase program approved by our board of directors on July 23, 2024, which replaced the previous share repurchase program approved and adopted on August 21, 2019 with an aggregate amount of up to US$750 million. Under the terms of the approved program, effective from August 21, 2024, we may repurchase up to US$1,000 million worth of our issued and outstanding ADSs through open market transactions at prevailing market prices or in privately negotiated transactions from time to time as market conditions warrant and in compliance with applicable requirements of Rule 10b5-1 and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as our company deems appropriate. This share repurchase plan will be effective for five years. Our board of directors review the share repurchase program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. We repurchased 1,503,206 and 3,201,703 ADSs in 2024 and 2025 under this program, respectively.

The following table sets forth information about our purchases of outstanding ADSs in 2025.

			(c) Total Number	(d) Approximate
			of ADSs	Dollar Value of ADSs that May
			Purchased as Part	Yet be Purchased
	(a) Total Number	(b) Average Price	of Publicly	Under the Plans
	of ADSs	Paid per ADSs	Announced Plans	or Programs (in
Period	Purchased	(US$)	or Programs	US$million)
January 2025	1,874,950	32.00	1,874,950	896
February 2025	—	—	—	896
March 2025	—	—	—	896
April 2025	54,035	32.96	54,035	894
May 2025	—	—	—	894
June 2025	—	—	—	894
July 2025	—	—	—	894
August 2025	—	—	—	894
September 2025	11,054	36.60	11,054	894
October 2025	1,261,664	37.72	1,261,664	846
November 2025	—	—	—	846
December 2025	—	—	—	846

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

11.2	Insider Trading Policy of the Registrant
12.1*	Certification of Hui Jin, Chief Executive Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Arthur Yu, Chief Financial Officer of the Registrant, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm.
15.2*	Consent of JunHe LLP
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

Date: April 24, 2026

H WORLD GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2023, 2024 AND 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF H WORLD GROUP LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of H World Group Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statements schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Impairment Assessment of Goodwill and Brand Name related to DH acquisition - Refer to Notes 2, 5, and 7 to the financial statements

Critical Audit Matter Description

As more fully described in Notes 2, 5, and 7 to the consolidated financial statements, the Company recognized goodwill and brand names related to its acquisition of Steigenberger Hotels Aktiengesellschaft Germany (“DH”). The Company concluded through its impairment analyses, no impairment on goodwill and brand names should be recognized for the year ended December 31, 2025.

We identified impairment assessments of goodwill and a brand name with indefinite lives assigned to the legacy DH reporting unit as a critical audit matter because of the significant judgments made by management relating the determination of the estimated fair value of the legacy DH reporting unit as part of the impairment assessments. The Company determined the estimated fair value of the legacy DH reporting unit and a brand name assigned to the legacy DH reporting unit using the discounted cash flow model under income approach, which requires management to make significant estimates and assumptions related to projected hotels’ revenues and growth rates, projected operating cost, royalty saving rates and discount rates (collectively referred to as “significant assumptions”). These significant assumptions are inherently uncertain in that the estimates change from year to year and are sensitive to change in market conditions and consumer demands. It required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s significant estimates and assumptions.

How the Critical Audit Matter was addressed in the Audit

●	We tested the effectiveness of internal controls related to management’s determination of significant assumptions used in the discounted cash flow model.
●	We evaluated the reasonableness of significant assumptions used by management in the cash flow projections for the determination of fair value of legacy DH reporting unit and a brand name with infinite lives. We also evaluated the ranges and probabilities of reasonably possible outcomes, and whether management set its point estimates within the ranges.
●	We evaluated management’s ability in its future revenues and costs forecast by comparing actual results to management’s historical forecasts.
●	With the assistance of internal valuation specialists, we evaluated the reasonableness of the discount rates by developing a range of independent estimates and comparing those to the related rates selected by management.
●	We tested the accuracy and completeness of the key data used in developing estimates.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 24, 2026

We have served as the Company’s auditor since 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF H WORLD GROUP LIMITED

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of H World Group Limited (previously known as Huazhu Group Limited) and its subsidiaries (the “Company”) as of December 31, 2025 based on criteria established in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the financial statements as of and for the year ended December 31, 2025 of the Company and our report dated April 24, 2026 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 24, 2026

H WORLD GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Renminbi in millions, except share and per share data, or otherwise stated)

	As of December 31,
	2024	2025	2025
			US$’ in millions
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	7,474	10,386	1,485
Restricted cash	50	146	21
Short-term investments, including marketable securities measured at fair value of RMB81 and RMB69 as of December 31, 2024 and 2025, respectively	3,603	4,894	700
Accounts receivable, net	817	723	104
Loan receivables - current, net	114	87	12
Amounts due from related parties - current, net	297	272	39
Inventories	60	57	8
Other current assets, net	800	870	124
Total current assets	13,215	17,435	2,493
Property and equipment, net	5,682	5,230	748
Intangible assets, net	4,776	5,028	719
Operating lease right-of-use assets	24,992	24,983	3,573
Finance lease right-of-use assets	2,272	2,394	342
Land use rights, net	174	155	22
Long-term investments, including available-for-sale debt securities measured at fair value of RMB230 and RMB175 as of December 31, 2024 and 2025, respectively	2,316	1,369	196
Goodwill	5,221	5,428	776
Amounts due from related parties, net	51	42	6
Loan receivables, net	190	132	19
Other assets, net	668	752	108
Deferred income tax assets	1,054	1,157	165
Assets held for sale	1,941	669	96
Total assets	62,552	64,774	9,263

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	880	5,337	763
Accounts payable	983	1,020	146
Amounts due to related parties	74	129	18
Salary and welfare payables	1,201	1,188	170
Deferred revenue	1,822	1,823	261
Operating lease liabilities, current	3,492	3,478	497
Finance lease liabilities, current	50	59	8
Accrued expenses and other current liabilities	4,006	4,902	702
Income tax payable	813	1,191	170
Total current liabilities	13,321	19,127	2,735

Long-term debt	4,546	479	68
Operating lease liabilities, non-current	23,634	23,653	3,382
Finance lease liabilities, non-current	2,843	3,063	438
Deferred revenue	1,351	1,602	229
Other long-term liabilities	1,472	1,925	276
Retirement benefit obligations	111	109	16
Deferred income tax liabilities	919	1,187	170
Liabilities held for sale	2,084	671	96
Total liabilities	50,281	51,816	7,410
Commitments and contingencies (Note 21)
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,105,094,690 and 3,098,323,810 shares issued as of December 31, 2024 and 2025, and 3,083,916,600 and 3,071,525,690 shares outstanding as of December 31, 2024 and 2025, respectively)	0	0	0
Treasury shares (21,178,090 and 26,798,120 shares as of December 31, 2024 and 2025, respectively)	(274)	(662)	(95)
Additional paid-in capital	9,620	9,653	1,381
Retained earnings	2,449	3,614	517
Accumulated other comprehensive income	382	199	28
Total H World Group Limited shareholders’ equity	12,177	12,804	1,831
Noncontrolling interest	94	154	22
Total equity	12,271	12,958	1,853
Total liabilities and equity	62,552	64,774	9,263

The accompanying notes are an integral part of these consolidated financial statements.

H WORLD GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, except share and per share data, or otherwise stated)

	Years Ended December 31,
	2023	2024	2025	2025
				US$’ in millions
				(Note 2)
Revenues:
Leased and owned hotels	13,796	13,843	12,943	1,851
Manachised and franchised hotels	7,694	9,498	11,696	1,672
Others	392	550	668	95
Total revenues	21,882	23,891	25,307	3,618
Operating costs and expenses:
Hotel operating costs	14,341	15,285	15,339	2,194
Other operating costs	34	31	61	9
Selling and marketing expenses	1,072	1,176	1,270	182
General and administrative expenses	2,086	2,508	2,262	321
Pre-opening expenses	35	50	41	6
Total operating costs and expenses	17,568	19,050	18,973	2,712
Goodwill impairment loss	4	—	—	—
Other operating income, net	404	359	485	69
Income from operations	4,714	5,200	6,819	975
Interest income	248	210	223	32
Interest expense	385	318	337	48
Other income, net	573	51	38	5
Gain (loss) from fair value changes of equity securities, net	109	(66)	(10)	(1)
Foreign exchange gain (loss), net	90	(272)	569	81
Income before income taxes	5,349	4,805	7,302	1,044
Income tax expense	1,204	1,662	2,161	309
Loss from equity method investments	(14)	(41)	(26)	(4)
Net income	4,131	3,102	5,115	731
Less: net income attributable to noncontrolling interest	46	54	35	5
Net income attributable to H World Group Limited	4,085	3,048	5,080	726

Other comprehensive income
(Loss) gain arising from defined benefit plan, net of tax of RMB(3), RMB0 and RMB2 for the year ended 2023, 2024 and 2025, respectively	(9)	6	9	1
Loss from fair value changes of debt securities, net of tax of RMB3, RMB13 and RMB3 for 2023, 2024 and 2025, respectively	(12)	(38)	(8)	(1)
Foreign currency translation adjustments, net of tax of nil for the years ended 2023, 2024 and 2025, respectively	175	28	(184)	(26)
Comprehensive income	4,285	3,098	4,932	705
Less: comprehensive income attributable to the noncontrolling interest	46	54	35	5
Comprehensive income attributable to H World Group Limited	4,239	3,044	4,897	700

Earnings per share:
Basic	1.28	0.98	1.65	0.24
Diluted	1.25	0.96	1.60	0.23
Weighted average number of shares used in computation:
Basic	3,183,163,131	3,115,130,107	3,070,939,457	3,070,939,457
Diluted	3,351,421,211	3,278,308,290	3,247,494,097	3,247,494,097

The accompanying notes are an integral part of these consolidated financial statements.

H WORLD GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Renminbi in millions, except share data, or otherwise stated)

							Accumulated
	Ordinary Shares		Treasury Shares		Additional		Other
	Outstanding				Paid-in	Retained	Comprehensive	Noncontrolling
	shares	Amount	Shares	Amount	Capital	Earnings	(Loss) Income	Interest	Total Equity
Balance at January 1, 2023	3,112,413,730	0	153,019,860	(441)	10,138	(1,200)	232	74	8,803
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	6,793,560	0	—	—	(0)	—	—	—	—
Vesting of restricted stock in Treasury Shares	3,239,790	—	(3,239,790)	11	(11)	—	—	—	—
Conversion of Convertible Senior Notes due 2022	240	0	—	—	0	—	—	—	0
Share-based compensation	—	—	—	—	143	—	—	—	143
Net income	—	—	—	—	—	4,085	—	46	4,131
Dividends to noncontrolling interest holders	—	—	—	—	—	—	—	(2)	(2)
Issuance of ordinary shares	71,185,000	0	—	—	1,963	—	—	—	1,963
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—	—	—	—	(0)	—	—	(4)	(4)
Loss from fair value changes of debt securities, net of tax benefit of RMB3	—	—	—	—	—	—	(12)	—	(12)
Foreign currency translation adjustments, net of tax of nil	—	—	—	—	—	—	175	—	175
Repurchase of ordinary shares	(34,585,970)	—	34,585,970	(848)	—	—	—	—	(848)
Cash dividends declared	—	—	—	—	—	(2,091)	—	—	(2,091)
Cancellation of ordinary shares	—	(0)	(133,019,860)	372	(372)	—	—	—	0
Loss arising from defined benefit plan, net of tax benefit of RMB3	—	—	—	—	—	—	(9)	—	(9)
Balance at December 31, 2023	3,159,046,350	0	51,346,180	(906)	11,861	794	386	114	12,249
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	1,497,730	0	—	—	(0)	—	—	—	—
Vesting of restricted stock in Treasury Shares	7,167,980	—	(7,167,980)	25	(25)	—	—	—	—
Share-based compensation	—	—	—	—	322	—	—	—	322
Net income	—	—	—	—	—	3,048	—	54	3,102
Dividends to noncontrolling interest holders	—	—	—	—	—	—	—	(4)	(4)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	0	0
Acquisition of noncontrolling interest	—	—	—	—	(49)	—	—	(70)	(119)
Loss from fair value changes of debt securities, net of tax benefit of RMB13	—	—	—	—	—	—	(38)	—	(38)
Foreign currency translation adjustments, net of tax of nil	—	—	—	—	—	—	28	—	28
Repurchase of ordinary shares	(52,761,410)	—	52,761,410	(1,172)	—	—	—	—	(1,172)
Purchase of prepaid put option	—	—	—	—	(710)	—	—	—	(710)
Repurchase of ordinary shares upon exercise of prepaid put option	(31,034,050)	—	31,034,050	(710)	710	—	—	—	—
Cash dividends declared	—	—	—	—	—	(1,393)	—	—	(1,393)
Cancellation of ordinary shares	—	(0)	(106,795,570)	2,489	(2,489)	—	—	—	—
Gain arising from defined benefit plan, net of tax of RMB0	—	—	—	—	—	—	6	—	6
Balance at December 31, 2024	3,083,916,600	0	21,178,090	(274)	9,620	2,449	382	94	12,271
Issuance of ordinary shares upon exercise of options and vesting of restricted stocks	5,246,150	0	—	—	16	—	—	—	16
Exercise of share option and vesting of restricted stock in Treasury Shares	14,379,970	—	(14,379,970)	172	(150)	—	—	—	22
Share-based compensation	—	—	—	—	420	—	—	—	420
Net income	—	—	—	—	—	5,080	—	35	5,115
Dividends to noncontrolling interest holders	—	—	—	—	—	—	—	(4)	(4)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	1	1
Acquisition of noncontrolling interest	—	—	—	—	(30)	—	—	28	(2)
Loss from fair value changes of debt securities, net of tax benefit of RMB3	—	—	—	—	—	—	(8)	—	(8)
Foreign currency translation adjustments, net of tax of nil	—	—	—	—	—	—	(184)	—	(184)
Repurchase of ordinary shares	(32,017,030)	—	32,017,030	(783)	—	—	—	—	(783)
Cash dividends declared	—	—	—	—	—	(3,915)	—	—	(3,915)
Cancellation of ordinary shares	—	(0)	(12,017,030)	223	(223)	—	—	—	—
Gain arising from defined benefit plan, net of tax of RMB2	—	—	—	—	—	—	9	—	9
Balance at December 31, 2025	3,071,525,690	0	26,798,120	(662)	9,653	3,614	199	154	12,958

The accompanying notes are an integral part of these consolidated financial statements.

H WORLD GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi in millions, or otherwise stated)

	Years Ended December 31,
	2023	2024	2025	2025
				US$ in millions
				(Note 2)
Operating activities:
Net income	4,131	3,102	5,115	731
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	143	322	420	60
Depreciation and amortization	1,414	1,332	1,257	180
Amortization of issuance cost of convertible senior notes and upfront fee on bank borrowings	34	5	—	—
Deferred income taxes	29	113	147	21
Credit loss	89	3	(18)	(3)
Impairment loss	516	537	242	35
Loss from equity method investments, net of dividends	72	97	81	12
Foreign currency exchange (gain) loss	(119)	263	(566)	(81)
Investment income	(806)	(13)	(98)	(14)
Noncash lease expense	2,163	2,300	2,233	319
Others	48	23	(131)	(18)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	296	(95)	117	17
Salary and welfare payables	402	121	(38)	(5)
Deferred revenue	576	467	231	33
Accrued expenses and other current liabilities	1,133	752	936	134
Operating lease liabilities	(2,548)	(2,453)	(2,383)	(341)
Income tax payable	62	251	378	53
Other long-term liabilities	84	382	435	62
Others, net	(45)	9	21	3
Net cash provided by operating activities	7,674	7,518	8,379	1,198

Investing activities:
Purchases of property and equipment	(894)	(883)	(828)	(119)
Purchases of intangible asset	(7)	(15)	(10)	(1)
Purchases of investments	(3,509)	(4,017)	(8,134)	(1,163)
Proceeds from maturity/sale and return of investments	2,972	2,563	7,777	1,112
Origination of loan receivables	(226)	(178)	(69)	(10)
Collection of loan receivables	137	217	153	22
Other investing activities	50	74	69	10
Net cash used in investing activities	(1,477)	(2,239)	(1,042)	(149)

Financing activities:
Proceeds from issuance of ordinary shares	1,973	—	—	—
Net proceeds from issuance of ordinary shares upon exercise of options	—	—	38	5
Payment of repurchases of ordinary shares	(848)	(1,172)	(783)	(112)
Proceeds from short-term debt	745	77	3,595	514
Repayment of short-term debt	(3,436)	(367)	(2,272)	(325)
Proceeds from long-term debt	350	490	—	—
Repayment of long-term debt	(2,336)	(140)	(850)	(122)
Proceeds from long-term finance liabilities	74	72	28	4
Repayment of long-term finance liabilities	(66)	(73)	(66)	(9)
Dividends paid	—	(3,480)	(3,907)	(559)
Principal payments of finance lease	(82)	(65)	(57)	(8)
Purchase of prepaid put option	—	(710)	—	—
Other financing activities	(94)	(136)	(32)	(4)
Net cash used in financing activities	(3,720)	(5,504)	(4,306)	(616)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	164	30	(30)	(4)
Net increase (decrease) in cash, cash equivalents and restricted cash, including cash and cash equivalents classified within assets held for sale	2,641	(195)	3,001	429
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	17	(9)	(7)	(1)
Cash, cash equivalents and restricted cash at the beginning of the year	5,086	7,710	7,524	1,076
Cash, cash equivalents and restricted cash at the end of the year	7,710	7,524	10,532	1,506

Cash and cash equivalents	6,946	7,474	10,386	1,485
Restricted cash	764	50	146	21
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	7,710	7,524	10,532	1,506
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	263	166	169	24
Income taxes paid	1,127	1,310	1,632	233
Supplemental schedule of non-cash investing and financing activities:
Purchases of property and equipment included in payables	477	437	336	48

The accompanying notes are an integral part of these consolidated financial statements.

H WORLD GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(Renminbi in millions, except share and per share data, or otherwise stated)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

H World Group Limited (the “Company”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on January 4, 2007. The principal business activities of the Company and its subsidiaries and consolidated variable interest entities (the “Group”) are to develop and operate leased and owned, manachised and franchised hotels mainly in the People’s Republic of China (“PRC” or “PRC Mainland”, excluding, for the purposes of this consolidated financial statements only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region), Europe and other countries and areas.

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

Leased and owned hotels

The Group leases hotel properties from lessors or purchases properties directly and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the Group brands at the beginning of the lease or the construction, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease or the land and building certificate.

As of December 31, 2024 and 2025, the Group had 633 and 573 leased and owned hotels in operation, respectively.

Manachised and franchised hotels

The Group enters into franchise and management arrangements with franchisees for which the Group is responsible for providing branding, quality assurance, training, reservation, hiring and appointing of the hotel general manager and various other support services relating to hotel renovation and operations. Those hotels are classified as manachised hotels. Under the typical franchise and management agreements, the franchisee is required to pay an initial franchise fee and ongoing franchise and management service fees, which typically equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development, renovation and the costs of its operations. There are also some franchised hotels for which the Group does not provide a hotel general manager. The franchise and management agreements typically range from eight to ten years under legacy Huazhu, and 15 to 20 years for manachised hotels and 10 to 15 years for franchised hotels under legacy DH. These agreements are renewable upon mutual agreement between the Group and the franchisees. As of December 31, 2024 and 2025, the Group had 10,380 and 12,170 manachised hotels in operation and 134 and 115 franchised hotels in operation, respectively.

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

Variable Interest Entities

The Group evaluates the need to consolidate certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Those entities were established to conduct business in internet-based services and international travel agency, and their operations so far have been immaterial to the Group.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include the impairment of goodwill and intangible assets with indefinite lives of legacy DH.

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

The Group classifies debt securities for which it does not have an intent to hold till maturity or may sell the security in response to the changes in economic conditions are classified as available-for-sale debt securities. These securities are carried at estimated fair value with unrealized holding gains and losses, net of tax impact, if any, reported as a net amount in a separate component of shareholders’ equity, accumulated other comprehensive income, until realized. In determining the allowance for credit losses, the Group evaluates available-for-sale debt securities at the individual security level and considers the Group’s investment strategy, current market conditions, financial strength of the underlying investments, term to maturity, and the Group’s intent and ability to sell the securities. If the Group does not have the intention to sell a security and it is not more likely than not that it will be required to sell before recovery of the amortized cost basis, and it determines that the decline in fair value below the amortized cost basis is entirely or partially due to credit-related factors, a credit loss is recognized in the consolidated statements of comprehensive income.

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

The Group performed a recoverability test of its long-lived assets associated with certain hotels due to the sequential underperformance relative to the projected operating results, of which the carrying amount of the long-lived assets exceeded the future undiscounted net cash flows, and recognized an impairment loss of RMB286, RMB89 and RMB180 during the years ended December 31, 2023, 2024 and 2025, respectively.

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

On-going management and franchise service/royalty fees: On-going management and franchise service/royalty fees for Group’s manachised and franchised hotels are variable and generally calculated as a percentage of the room revenues of the hotels as defined by each contract. Generally, on-going management and franchise service/royalty fees are recognized on a monthly basis over the term of the agreements as these amounts became payable. For the manachised hotel under Deutsche Hospitality, the franchisees are generally required to pay the Group an on-going management fees consisting of a base fee as a percentage of the hotel’s gross revenues and an incentive fee as a percentage of the hotel’s gross adjusted profit. Based fee is recognized on a monthly basis over the term of the agreement when the amounts become payable. Incentive fee are recognized on a monthly basis over the term of the agreement based on each hotel’s financial results.

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

Other revenues

Other revenues mainly include revenues from technical services, procurement platform and commissions from suppliers for goods sold through Huazhu Mall. Revenue from technical services are recognized when services are rendered. The Group acts as an agent for certain e-commerce platforms, recognizing commission revenue on a net basis when suppliers deliver goods to end customers and its performance obligation is satisfied.

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

Membership fees from the Group’s customer loyalty program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. The membership duration is estimated to be two to five years which reflects the expected membership retention. Revenues recognized from membership fees were RMB288, RMB338 and RMB411 for the years ended December 31, 2023, 2024 and 2025, respectively, which amount were included in revenues from leased and owned hotel or revenues from manachised and franchised hotels depending on the type of hotels the membership was sold at.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB255, RMB256 and RMB271 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Most leases have initial terms ranging from 10 to 20 years for legacy Huazhu, and from 20 to 30 years for legacy DH. The lease term includes lessee’s options to extend or to early terminate the lease, and lease extension options are included in operating lease ROU assets and lease liabilities only to the extent that it is reasonably certain that the Group will exercise such extension options and will not exercise early termination options, respectively. The Group’s lease agreements may include nonlease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. The Group elected the practical expedient of not to separate land components outside PRC from leases of specified property and equipment at the ASC842 transition date. Besides, the Group’s lease payments are generally fixed and certain agreements contain variable lease payments based on the operating performance of the leased property and the changes in the index of consumer pricing index (“CPI”). Almost all the lease agreements with variable lease payments based on the changes in CPI are held by legacy DH.

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

The financial instruments of the Group not measured at fair value include cash and cash equivalent, restricted cash, loan receivables, receivables, held to maturity investments in short-term investments and long-term investments, payables, short-term debts, and long-term debts. The carrying amounts of the short-term financial instruments approximates their fair value due to their short-term nature. The long-term debts, long-term loan receivables and held to maturity investments in long-term investments approximate their fair values, because the bearing interest rates approximate market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed. Convertible senior notes are measured at amortized costs of RMB3,537, RMB3,594 and RMB3,514 and the corresponding fair value estimated based on quoted market price were RMB3,768, RMB3,815 and RMB4,587 as of December 31, 2023, 2024 and 2025, respectively.

The following table presents Group’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2024	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical	Observable Inputs	Unobservable
Description	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Short term investments
Equity securities with readily determinable fair values	81	—	—
Long term investments
Available-for-sale debt securities	—	—	230
Employee benefit plan assets	5	—	—

As of December 31, 2025	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical	Observable Inputs	Unobservable
Description	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Short term investments
Equity securities with readily determinable fair values	69	—	—
Long term investments
Available-for-sale debt securities	—	—	175
Employee benefit plan assets	8	—	—

Equity securities with readily determinable fair value and employee benefit plan assets are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

Level 3 fair value of available-for-sale debt securities is determined based on market approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for duration, dividend yield, lack of marketability discounts, expected volatility and probability in equity allocation.

Certain assets are measured at a non-recurring basis. The following table presents the asset classification, the fair value and losses recognized for the years ended December 31, 2024 and 2025 due to impairment of the related assets.

As of December 31, 2024		Fair Value Measurements at Reporting Date Using
		Significant Unobservable	Total Loss for
Description	Fair Value	Inputs (Level 3)	the Year
Property and equipment	23	23	56
Operating lease right-of-use assets	21	21	33
Intangible assets	2,102	2,102	391
Long-term investment	11	11	30
Assets held for sale	1,795	1,795	27

As of December 31, 2025		Fair Value Measurements at Reporting Date Using
		Significant Unobservable	Total Loss for
Description	Fair Value	Inputs (Level 3)	the Year
Property and equipment	13	13	136
Operating lease right-of-use assets	47	47	31
Land use rights	—	—	13
Intangible assets	—	—	2
Long-term investment	175	175	47
Assets held for sale	583	583	13

Property and equipment, operating lease right-of-use assets and intangible assets were primarily valued using the income approach based on discounted cash flows associated with the underlying assets, which incorporate certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of future trends. The revenue growth rate, royalty saving rate and the discount rate were the significant unobservable input used in the fair value measurement, which are ranged between 1% to 2%, 1.5% to 3%, and 9.2% to 12% respectively, for the years ended December 31, 2023, 2024 and 2025.

Assets and liabilities held for sale

The Group recognizes the assets and liabilities of a disposal group as held for sale in the period (i) it has approved and committed to a plan to sell the disposal group, (ii) the disposal group is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions to sell the disposal group have been initiated, (iv) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Group measures a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until closing. Long-lived assets are not depreciated or amortized while they are classified as held for sale. If the criteria are no longer met, a long-lived asset classified as held for sale shall be reclassified as held and used and measured individually at the lower of its carrying amount before the asset was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset been continuously classified as held and used and its fair value at the date of the subsequent decision not to sell.

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

Recently Issued Accounting Pronouncements

Adopted Accounting Standards

On December 14, 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require a public business entity to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If the public business entities is not domiciled in the United States, the federal (national) income tax rate in such entity’s jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, public business entities that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: 1. State and local income tax, net of federal (national) income tax effect, 2. Foreign tax effects, 3. Effect of changes in tax laws or rates enacted in the current period, 4. Effect of cross-border tax laws, 5. Tax credits, 6. Changes in valuation allowances, 7. Nontaxable or nondeductible items, 8. Changes in unrecognized tax benefits. Public business entities must apply the ASU’s guidance to annual periods beginning after December 15, 2024. Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group adopted this ASU prospectively for the year ended December 31, 2025. See Note 17. Income taxes.

Accounting Standards Not Yet Adopted

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

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the year ending March 31, 2028. Early adoption is permitted. The Group does not expect the adoption of this ASU will have a significant impact on the consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient and an accounting policy election for estimating expected credit losses on current accounts receivable and current contract assets arising from revenue transactions with customers. The amendments are effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Group does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which removes the prescriptive “project stage” model for software development and requires capitalization of software costs once management has authorized and committed to funding the project and it is probable the project will be completed and used as intended. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years with early adoption permitted. The Group is currently assessing the impact, if any, that the adoption of this standard will have on its Consolidated Financial Statements and disclosures.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the readers and were calculated at the rate of US$1 = RMB6.9931, on December 31, 2025, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2025, or at any other rate.

3.REVENUE

Disaggregated Revenues

The following tables present the Group’s revenues disaggregated by the nature of the product or service:

	Years Ended December 31,
	2023	2024	2025
Room revenues	11,789	11,806	11,002
Food and beverage revenues	1,333	1,342	1,319
Others	674	695	622
Leased and owned hotel revenues	13,796	13,843	12,943
Central reservation system usage fees, other system maintenance and support fees	2,628	3,318	4,301
On-going management and service/royalty fees	2,785	3,306	3,957
Reimbursements for hotel manager fees	1,400	1,752	2,179
Initial one-time license/franchise fee	114	137	181
Other fees	767	985	1,078
Manachised and franchised hotel revenues	7,694	9,498	11,696
Other revenues	392	550	668
Total revenues	21,882	23,891	25,307

Contract Balances

The Group’s contract assets are insignificant at December 31, 2024 and 2025.

	As of December 31,
	2024	2025
Current contract liabilities	1,822	1,823
Long-term contract liabilities	1,351	1,602
Total contract liabilities	3,173	3,425

The contract liabilities balances above represent deferred revenue on the consolidated balance sheets, as of December 31, 2024 and 2025.

The Group recognized revenues that were previously deferred as contract liabilities of RMB800 and RMB860 during the years ended December 31, 2024 and 2025, respectively.

4.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2024	2025
Cost:
Buildings	791	782
Leasehold improvements	11,187	10,872
Furniture, fixtures and equipment	2,363	2,490
Motor vehicles	2	3
	14,343	14,147
Less: Accumulated depreciation	8,769	9,121
	5,574	5,026
Construction in progress	108	204
Property and equipment, net	5,682	5,230

Depreciation expense was RMB1,276, RMB1,195 and RMB1,114 for the years ended December 31, 2023, 2024 and 2025, respectively.

5.INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2024	2025
Intangible assets with indefinite lives:
Brand names	5,235	5,593
Master brand agreement	192	192
Intangible assets with finite lives:
Franchise or manachise agreements	248	249
Purchased software	149	159
Other intangible assets	74	76
Total	5,898	6,269
Less: Accumulated amortization	228	263
Less: Accumulated impairment loss(Note2)	894	978
Total	4,776	5,028

Amortization expense of intangible assets for the years ended December 31, 2023, 2024 and 2025 amounted to RMB45, RMB39, and RMB38, respectively.

There were 3 brand names with indefinite lives acquired in DH acquisition. Impairment recognized relating to these brand names were RMB160, RMB391 and nil, respectively for the years ended December 31, 2023, 2024 and 2025.

The annual estimated amortization expense for the above intangible assets excluding brand names and master brand agreement for the following years is as follows:

Amortization for
Intangible Assets
2026	29
2027	25
2028	21
2029	20
2030	17
Thereafter	94
Total	206

6.INVESTMENTS

The investments as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
Short-term investments
Equity securities with readily determinable fair values:
Marketable securities	81	69
Held to maturity investments
Bank time deposits and financial products	3,522	4,825
Total	3,603	4,894

Long-term investments
Equity securities without readily determinable fair values	86	89
Equity-method investments:
AAPC LUB	495	488
Hotel related funds	404	374
Other investments	214	233
Subtotal	1,113	1,095
Available-for-sale debt securities:
Cjia Group-convertible notes	230	175
Held to maturity investments
Bank time deposits	887	10
Total	2,316	1,369

7.GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2025 were as follows:

	Legacy Huazhu	Legacy DH	Total
Balance at January 1, 2024
Goodwill	3,036	2,721	5,757
Accumulated impairment loss	(4)	(435)	(439)
	3,032	2,286	5,318
Net foreign exchange-goodwill	—	(115)	(115)
Net foreign exchange-impairment loss	—	18	18
Balance at December 31, 2024
Goodwill	3,036	2,606	5,642
Accumulated impairment loss	(4)	(417)	(421)
	3,032	2,189	5,221
Net foreign exchange-goodwill	—	246	246
Net foreign exchange-impairment loss	—	(39)	(39)
Balance at December 31, 2025
Goodwill	3,036	2,852	5,888
Accumulated impairment loss	(4)	(456)	(460)
	3,032	2,396	5,428

As of December 31, 2024 and 2025, the estimated fair value of legacy Huazhu exceeded over 100% of its carrying value. As of December 31, 2024 and 2025, the estimated fair value of legacy DH exceeded its carrying value by 36% and 70%, respectively. A 5% decline in the underlying projected cash flows or increase in the discount rate would not result in an impairment loss in 2024 and 2025.

8.ASSETS AND LIABILITIES HELD FOR SALE

In the fourth quarter of 2023, the Group committed to a plan to sell certain lease-and-owned hotels (the “disposal group”) included in legacy DH. In February 2024, the Group entered into a Share and Asset Purchase and Transfer Agreement with an unaffiliated third party, and the transaction was expected to be closed in 2024, subject to certain customary closing conditions. As of December 31, 2024, the Group remained actively pursuing the sale of the business, with the transaction expected to be completed in phases throughout 2025. According to the amendment signed in early 2025, two tranches were successively completed in 2025. Further negotiations for the residual tranche are anticipated in 2026, with the Group’s ongoing commitment to advancing the disposal. For the year ended December 31, 2024 and 2025, impairments of RMB27 and RMB13, respectively, were recorded as the fair value of certain assets fell below their carrying value.

The total assets and liabilities of the disposal group that were classified as held for sale on the Group’s consolidated balance sheet as of December 31, 2024 and 2025, were as follows:

	As of December 31,
	2024	2025
Assets held for sale:
Cash and cash equivalents and restricted cash	8	0
Property and equipment, net	82	17
Operating lease right-of-use assets	1,732	552
Finance lease right-of-use assets	67	70
Other assets	52	30
Total	1,941	669

Liabilities held for sale:
Accrued expenses and other current liabilities	62	39
Operating lease liabilities, current	69	21
Operating lease liabilities, non-current	1,785	510
Finance lease liabilities	71	74
Other liabilities	97	27
Total	2,084	671

9.DEBT

The short-term and long-term debt as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
Short-term debt and current portion of long-term debt:
Long-term bank borrowings, current portion	791	371
Short-term bank borrowings	38	1,400
Convertible senior notes, current portion	—	3,514
FF&E liability, current portion	51	52
Total	880	5,337

Long-term debt:
Long-term bank borrowings, non-current portion	730	268
Convertible senior notes, non-current portion	3,594	—
FF&E liability, non-current portion	209	198
Others	13	13
Total	4,546	479

Bank borrowings

In August 2022, the Group entered into a 3-year long-term facility of EUR220 million and RMB-equivalent of EUR110 million term facility, and EUR70 million revolving credit facility agreement with several banks. As of December 31, 2024, the outstanding loan amount was RMB equivalent of EUR99 million in long-term bank borrowings, current portion. This amount was fully repaid by December 31, 2025.

In March 2024, the Group entered into a five-year syndicated loan contract with facility amount of RMB400 expiring in March 2029. As of December 31, 2024 and December 31, 2025, buildings with a net book value of RMB510 and RMB478, respectively, and land use rights with a net book value of RMB69 and RMB67, respectively, were pledged as collateral for the loan. The loan was intended for the operation of headquarters buildings and refinancing existing obligations. The interest rate reset every year, and was based on the People’s Bank of China one-year benchmark LPR minus 55 basis points on the pricing date. There are some financial covenants including revenue and profit related to this facility. The Group was fully in compliance with the covenants for the year ended December 31, 2024 and 2025. In 2024, the Group had drawn down RMB340 under the facility agreement and repaid RMB15. In 2025, the Group repaid RMB40. As of December 31, 2024 and 2025, the outstanding loan amount was RMB325 and RMB285, respectively. As of December 31, 2024 and 2025, the interest rates of borrowings drawn under this agreement were 2.90% and 2.55%, respectively.

In July 2025, the Group entered into a one-year loan facility of up to RMB2,000 or its equivalent in other currencies. The Group had drawn down RMB1,400 under this agreement and the interest rate was fixed at 1.8% per annum. As of December 31, 2025, the outstanding loan amount was RMB1,400 and total bank deposits of RMB1,406 in short-term investments were pledged as collateral.

In November 2025, the Group entered into a term loan and revolving credit facility agreement of up to US$300 million (or its RMB equivalent) with several banks. The term loan and revolving credit facility is available for 12 months after the utilization date and is expected to be extended to 36 months, subject to satisfaction of certain conditions. There are some financial covenants including interest cover, leverage and book equity related to this facility. As of December 31, 2025, the Group did not draw down the loan. In March 2026, the Group drew down RMB-equivalent of US$180 million.

In the fourth quarter of 2025, the Group entered into two uncommitted one-year revolving loan facility agreements respectively of up to US$100 million (or the RMB equivalent) and up to US$50 million (or the equivalent in RMB or EUR or HKD). The revolving credit facilities were available for 12 months after the utilization date and was expected to be extended to 36 months, subject to satisfaction of certain conditions. As of December 31, 2025, the Group did not draw down any of the facilities. In March 2026, the Group drew down RMB833.

Convertible Senior Notes due 2026

In May 2020, the Company issued US$500 million Convertible Senior Notes (the “2026 Notes”). The 2026 Notes will mature on May 1, 2026 and bear interest at a rate of 3.00% per annum, payable in arrears semi-annually on May 1 and November 1 of each year, beginning on November 1, 2020. In 2020, proceeds to the Company were RMB3,499 (equivalently US$493 million), net of issuance costs of RMB49 (equivalently US$7 million).

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

The holders may require the Company to repurchase all or portion of the 2026 Notes for cash on May 1, 2024, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. As of December 31, 2024, the Group classified the 2026 Notes as long-term debt as the put option had expired. As of December 31, 2025, the Group reclassified the 2026 Notes as short-term debt as the 2026 Notes will mature on May 1, 2026.

Debt Maturities

The contractual maturities of the Group’s debt as of December 31, 2025 were as follows:

Year Ending December 31,	Principal Amounts
2026	5,337
2027	183
2028	159
2029	42
2030	28
Thereafter	67
Total	5,816

10.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025
Payables to franchisees	1,606	1,762
Other payables	1,426	1,801
Accrued utilities and other accrued expenses	275	461
Liabilities related to customer loyalty program	332	455
Value-added tax, other tax and surcharge payables	301	359
Advance from noncontrolling interest holders	66	64
Total	4,006	4,902

11.HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased and owned hotels, manachised and franchised hotels and consist of the following:

	Years Ended December 31,
	2023	2024	2025
Rents	4,290	4,365	4,179
Utilities	685	690	656
Personnel costs	4,684	5,326	5,761
Depreciation and amortization	1,329	1,254	1,190
Consumable, food and beverage	1,327	1,293	1,221
Others	2,026	2,357	2,332
Total	14,341	15,285	15,339

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

As of December 31, 2025, the Group had granted 274,684,560 options and 358,769,850 nonvested restricted stocks, some of which were subject to adjustment on performance condition.

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

In 2025, the Group granted 888,210 share options to senior officers, which was in three tranches with performance conditions, and the vesting of each of the three tranches commences respectively at the first, second and third anniversary of grant date. Each tranche is accounted for as a separate award with the same grant date, the same service inception date and its own requisite service period. The actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting of share option commences. The Group reassesses the performance condition at each reporting period for true up. For each tranche, 50% vests on the first anniversary of the stated vesting commencement date with the remaining 50% vesting ratably over the following two years and will become exercisable if certain performance conditions are met for the three-year period ending December 31, 2027.

The weighted-average grant date fair value for options granted in 2025 was US$1.34 per share, computed using the binomial option pricing model. The binomial option pricing model required the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees were likely to exercise stock options. The Group used historical data to estimate forfeiture rate. Expected volatility was based on the average historical equity volatility of the Group. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

2025
Suboptimal exercise factor	2.80
Risk-free interest rate	4.68%
Volatility	51.75%
Dividend yield	4.60%
Life of option	8 years

The following table summarized the Group’s share option activity under the option plans:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise Price	Contractual Life	Value
		US$	Years	US$’million
Share options outstanding at January 1, 2025	28,019,660	2.80	—	—
Granted	888,210	2.80	—	—
Forfeited	(2,410,610)	2.80	—	—
Exercised	(1,911,860)	2.80	—	—
Adjusted for performance conditions	(179,370)	2.80	—	—
Share options outstanding at December 31, 2025	24,406,030	2.80	7.40	46
Share options vested or expected to vest at December 31, 2025	22,471,610	2.80	7.40	43
Share options exercisable at December 31, 2025	1,716,960	2.80	7.41	3

Given the actual number of share options that could be exercised is contingent on certain financial performance of the year when vesting commences, the share - based compensation expenses related to these options would be recognized when the financial performance is expected to be met. The Group didn’t record any compensation expenses relating to options awarded indexed to financial performance beyond the year ended December 31, 2025. The total share based compensation expenses relating to these options were RMB172.

As of December 31, 2025, there was RMB111 in total unrecognized compensation expense, net of estimated forfeitures, related to the option arrangements, which was expected to be recognized over a weighted - average period of 2.56 years.

During the year ended December 31, 2025, 1,911,860 share options were exercised having an aggregate intrinsic value of RMB15.

Nonvested restricted stocks

The fair value of nonvested restricted stock with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In 2023, the Group granted 28,625,350 nonvested restricted stocks to senior officers, with the same terms of the options granted in 2023. The share-based compensation expenses related to these nonvested restricted stocks would be recognized when the financial performance is expected to be met. In 2025, the Group granted 888,210 nonvested restricted stocks to senior officers, with the same terms of the options granted in 2025. The Group didn’t record any compensation expenses relating to incentive shares which are indexed to financial performance beyond the year ended December 31, 2025. The total share based compensation expenses relating to these nonvested restricted stocks were RMB281.

The following table summarized the Group’s nonvested restricted stock activities during the year ended December 31, 2025.

		Weighted Average
	Number of	Grant Date
	Restricted Stocks	Fair Value
		US$
Nonvested restricted stocks outstanding at January 1, 2025	127,537,010	2.78
Granted	7,619,230	3.09
Forfeited	(4,319,980)	2.93
Vested	(17,714,260)	2.40
Adjusted for performance conditions	215,790	3.22
Nonvested restricted stocks outstanding at December 31, 2025	113,337,790	2.86

As of December 31, 2025, there was RMB1,520 in total unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted stocks, which was expected to be recognized over a weighted-average period of 5.66 years.

The total fair value of nonvested restricted stocks vested in 2023, 2024 and 2025 was RMB286, RMB224 and RMB490, respectively.

For the years ended December 31, 2023, 2024 and 2025, the Group recognized share-based compensation expenses of RMB143, RMB322 and RMB420, respectively, which were classified as follows:

	Years Ended December 31,
	2023	2024	2025
Hotel operating costs	31	31	33
Selling and marketing expenses	6	6	7
General and administrative expenses	106	285	380
Total	143	322	420

13.EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years indicated:

	Years Ended December 31,
	2023	2024	2025
Net income attributable to ordinary shareholders — basic	4,085	3,048	5,080
Eliminate the dilutive effect of interest expense of convertible senior notes	120	112	107
Net income attributable to ordinary shareholders — diluted	4,205	3,160	5,187
Weighted average ordinary shares outstanding — basic	3,183,163,131	3,115,130,107	3,070,939,457
Incremental weighted-average ordinary shares from assumed exercise of share options and nonvested restricted stocks using the treasury stock method	44,331,080	36,507,943	42,938,410
Dilutive effect of convertible senior notes	123,927,000	126,670,240	133,616,230
Weighted average ordinary shares outstanding — diluted	3,351,421,211	3,278,308,290	3,247,494,097
Basic earnings per share	1.28	0.98	1.65
Diluted earnings per share	1.25	0.96	1.60

For the years ended December 31, 2023, 2024 and 2025, the Group had securities which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such outstanding securities consist of the following at non-weighted basis:

	As of December 31,
	2023	2024	2025
Outstanding employee options and nonvested restricted stocks	53,132,230	45,194,870	10,265,860

14. SEGMENT

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer. The Group has two operating segments which are legacy Huazhu and legacy DH according to the way management intends to evaluate results and allocate resources within the Group. In identifying its reportable segments, the Group assesses the nature of operating segments and evaluates the operating results of each reporting segment. Both operating segments meet the quantitative thresholds and should be considered as two reportable segments. The CODM uses revenue and Adjusted EBITDA to evaluate the trends of the segments over time and monitor budget-to-actual variances to assess the performance and determine how to allocate capital resources. To better reflect the profitability of core business, the Group has redefined Adjusted EBITDA starting in 2024, with comparative figures for 2023 recast accordingly. Adjusted EBITDA is defined as net income attributable to H World Group Limited excluding income tax expense, interest expense, interest income, depreciation and amortization, share-based compensation expenses, gain(loss) from fair value changes of equity securities, foreign exchange gain(loss) and gain(loss) on disposal of investments. Significant segment expenses include adjusted hotel operating costs, adjusted selling and marketing expenses, adjusted general and administrative expenses, all of which exclude depreciation and amortization and share-based compensation expenses. The CODM does not use assets by operating segment when assessing performance or making operating segment resource allocations.

The following table provides a summary of the Group’s operating segment results and reconciliation of Adjusted EBITDA to net income attributable to H World Group Limited for the years ended December 31, 2023, 2024 and 2025.

	Years Ended December 31,
	2023				2024				2025
	Legacy	Legacy			Legacy	Legacy			Legacy	Legacy
	Huazhu	DH	Elimination	Total	Huazhu	DH	Elimination	Total	Huazhu	DH	Elimination	Total
Leased and owned hotels	9,522	4,286	(12)	13,796	9,146	4,697	—	13,843	8,371	4,572	—	12,943
Manachised and franchised hotels	7,596	107	(9)	7,694	9,385	126	(13)	9,498	11,542	176	(22)	11,696
Others	326	72	(6)	392	498	58	(6)	550	622	46	—	668
Total revenues	17,444	4,465	(27)	21,882	19,029	4,881	(19)	23,891	20,535	4,794	(22)	25,307
Adjusted hotel operating costs	(9,419)	(3,569)	—	—	(9,888)	(4,125)	—	—	(10,476)	(3,662)	—	—
Adjusted selling and marketing expenses	(641)	(429)	—	—	(723)	(451)	—	—	(769)	(493)	—	—
Adjusted general and administrative expenses	(1,405)	(505)	—	—	(1,573)	(575)	—	—	(1,433)	(383)	—	—
Other segment items (primarily include other operating income, net)	206	122	—	—	129	116	—	—	117	243	—	—
Adjusted EBITDA	6,185	84	(1)	6,268	6,974	(154)	—	6,820	7,974	499	—	8,473
Interest income	—	—	—	248	—	—	—	210	—	—	—	223
Interest expense	—	—	—	(385)	—	—	—	(318)	—	—	—	(337)
Income tax expense	—	—	—	(1,204)	—	—	—	(1,662)	—	—	—	(2,161)
Depreciation and amortization	—	—	—	(1,414)	—	—	—	(1,332)	—	—	—	(1,257)
Share-based compensation	—	—	—	(143)	—	—	—	(322)	—	—	—	(420)
Gain (loss) from fair value changes of equity securities, net	—	—	—	109	—	—	—	(66)	—	—	—	(10)
Foreign exchange gain (loss), net	—	—	—	90	—	—	—	(272)	—	—	—	569
Gain (loss) on disposal of investments	—	—	—	516	—	—	—	(10)	—	—	—	—
Net income attributable to H World Group Limited	—	—	—	4,085	—	—	—	3,048	—	—	—	5,080

The following tables represent revenues and property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and goodwill by geographical region.

Revenues:

	Years Ended December 31,
	2023	2024	2025
PRC	17,393	18,984	20,499
Germany	3,324	3,544	3,400
All others	1,165	1,363	1,408
Total	21,882	23,891	25,307

Property and equipment, net, intangible assets, net, right - of - use assets, land use rights, net and goodwill:

	As of December 31,
	2024	2025
PRC	27,461	26,101
Germany	11,940	13,131
All others	3,716	3,986
Total	43,117	43,218

Other than PRC and Germany, there were no countries that individually represented more than 10% of the total revenue for the years ended December 31, 2023, 2024 and 2025.

15.CASH DIVIDEND

On November 29, 2023, the Group approved and declared a cash dividend of US$0.093 per ordinary share, or US$0.93 per ADS, on its outstanding shares as of the close of trading on January 10, 2024. Such dividend of RMB2,091 was fully paid in 2024.

On July 23, 2024, the Group approved and declared a cash dividend of US$0.063 per ordinary share, or US$0.63 per ADS, on its outstanding shares as of the close of trading on August 14, 2024. Such dividend of RMB1,389 was mostly paid in 2024.

On March 20, 2025, the Group approved and declared a cash dividend of US$0.097 per ordinary share, or US$0.97 per ADS, on its outstanding shares as of the close of trading on April 9, 2025. Such dividend of RMB2,136 was fully paid in 2025.

On August 20, 2025, the Group approved and declared a cash dividend of US$0.081 per ordinary share, or US$0.81 per ADS, on its outstanding shares as of the close of trading on September 9, 2025. Such dividend of RMB1,771 was mostly paid in 2025.

On March 18, 2026, the Group approved and declared a cash dividend of US$0.13 per ordinary share, or US$1.30 per ADS, on its outstanding shares as of the close of trading on May 4, 2026. Such dividend of approximately US$400 million is expected to be paid in the second quarter of 2026.

16.LEASES

The Group’s leases mainly related to buildings and the rights to use the land. The total expense related to short-term leases was insignificant for the years ended December 31, 2023, 2024 and 2025, and sublease income of the Group which was recognized in revenues in the consolidated statements of comprehensive income was RMB143, RMB163 and RMB148 for the years ended December 31, 2023, 2024 and 2025, respectively. The Group recognized a negative lease expense of RMB98 for the year ended December 31, 2023 under the relief of lease concession from COVID-19 as the Group elects using the variable lease expense approach. For the year ended December 31, 2024 and 2025, the impact under the relief of lease concession from COVID-19 was immaterial.

A summary of supplemental information related to operating leases in 2024 and 2025 is as follows:

	Years Ended December 31,
	2024	2025
Lease cost:
Operating fixed lease cost	4,166	4,017
Finance lease cost
— Amortization of ROU assets	91	98
— Interest on lease liabilities	129	135
Variable lease cost	290	262
Total lease cost	4,676	4,512

Other information:
Weighted average remaining lease term
Operating leases	14 years	14 years
Finance leases	27 years	26 years
Weighted average discount rate
Operating leases	5.97%	5.45%
Finance leases	4.30%	4.31%

As of December 31, 2025, the maturities of lease liabilities, excluding lease liabilities classified in liabilities held for sale (Note 8), in accordance with ASC 842 in each of the next five years and thereafter are as follows:

	Total Operating	Total Finance
Year Ending December 31,	Leases	Leases
2026	3,976	190
2027	3,814	194
2028	3,638	197
2029	3,413	198
2030	3,143	198
Thereafter	21,223	4,288

Total minimum lease payments	39,207	5,265

Less: amount representing interest	12,076	2,143

Present value of minimum lease payments	27,131	3,122

As of December 31, 2025, the Group has entered 16 lease contracts that the Group expects to account for as operating or finance leases, the future undiscounted lease payments for these non-cancellable lease contracts are RMB5,044, which is not reflected in the consolidated balance sheets.

As of December 31, 2024, the maturities of lease liabilities, excluding lease liabilities classified in liabilities held for sale (Note 8), in accordance with ASC 842 in each of the next five years and thereafter were as follows:

	Total Operating	Total Finance
Year Ending December 31,	Leases	Leases
2025	4,028	171
2026	3,845	174
2027	3,746	177
2028	3,565	180
2029	3,358	181
Thereafter	21,480	4,086

Total minimum lease payments	40,022	4,969

Less: amount representing interest	12,896	2,076

Present value of minimum lease payments	27,126	2,893

Supplemental cash flow information related to leases for the years ended December 31, 2024 and 2025 are as follows:

	Years Ended December 31,
	2024	2025
Cash paid for amounts included in the measurement of operating lease liabilities	4,212	4,057
Cash paid for amounts included in the measurement of finance lease liabilities	109	139
Non-cash right-of-use assets obtained in exchange for operating lease liabilities	2,076	1,176
Non-cash right-of-use assets obtained in exchange for finance lease liabilities, net of reassessment of finance lease payments	78	0

17.INCOME TAXES

The Group is subject to different income tax rates in various countries and jurisdictions under laws and relevant interpretations depending on the place of formation. The Group’s principal operations and geographic markets are in PRC mainland.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%, and the industries and projects that are encouraged and supported by the State may enjoy tax preferential treatment. Jizhu Information and Technology (Shanghai) Co., Ltd. (“Jizhu Shanghai”), which formerly known as Mengguang Information and Technology (Shanghai) Co., Ltd, is a recognized software development entity located in Shanghai of PRC. Jizhu Shanghai was certified as a high and new technology enterprise in November 2018, December 2021 and December 2024, and accordingly was entitled to a reduced tax rate of 15% for the years from 2018 to 2026. Huazhu Cloud (Shanghai) Information and Technology Co., Ltd. (“Huazhu Cloud”) (formerly known as H-World Information and Technology Co., Ltd.) was certified as high and new tech enterprise in December 2019, December 2022 and December 2025, and accordingly was entitled to a reduced tax rate of 15% for the years from 2019 to 2027.

Pursuant to the relevant regulations applicable to small and micro businesses, several PRC subsidiaries enjoy a preferential tax rate of 20% with a discount to taxable income. From January 1, 2022 to December 31, 2022, for taxable income less than RMB 1, 87.5% of the taxable income would be exempted in tax computation, and for taxable income over RMB1 but less than RMB3, the discount would be 75%. From January 1, 2023 to December 31, 2027, for taxable income less than RMB3, 75% of the taxable income would be exempted in tax computation. Entities qualified as small and micro businesses shall be engaged in industries not restricted or prohibited by the state, who also meet all three following conditions: annual taxable income does not exceed RMB3, no more than 300 employees, and the total assets does not exceed RMB50.

Under the current tax laws in Germany, companies are subject to income tax at a standard rate of 15% (15.825% including solidarity surcharge), plus municipal trade tax of 7%-21%. In other major jurisdictions, including Austria, Netherlands and Belgium, the Group is subject to a range from 9% to 25% of the statutory income tax rate, respectively. The income tax rates in other countries and jurisdictions are of little effect on the financial statements due to relative small in size of operation.

Income before income taxes consists of:

Year Ended December 31,
2025
PRC Mainland	7,134
Germany	52
Others	116
Total	7,302

Income before income taxes of prior years consists of:

	Years Ended December 31,
	2023	2024
PRC Mainland, Hong Kong and Taiwan	5,833	5,414
Germany	(463)	(857)
Others	(21)	248
Total	5,349	4,805

Income tax expense (benefit) is comprised of the following:

	Years Ended December 31,
	2023	2024	2025
Current Tax	1,175	1,549	2,014
Deferred Tax	29	113	147
Total	1,204	1,662	2,161

A reconciliation between the effective income tax rate and the PRC Mainland statutory income tax rate after the adoption of ASU 2023-09 is as follows:

	Year Ended December 31,
	2025
	Amount	Percent
Tax at PRC Mainland statutory tax rate	1,825	25.00%
Foreign Tax Effects
Hong Kong
Statutory tax rate difference	(214)	(2.93)%
Germany
Changes in Valuation Allowance	(139)	(1.91)%
Effect of tax rate adjustment	131	1.79%
Other	24	0.33%
Other foreign jurisdictions	70	0.96%
Effect of cross-border tax laws
Withholding Tax	313	4.29%
Research and development expenses super deduction	(84)	(1.15)%
Valuation allowance	131	1.80%
Nontaxable or nondeductible items
Share based compensation	105	1.44%
Other nontaxable nondeductible items	4	0.06%
Other	(5)	(0.08)%
Effective tax rate	2,161	29.60%

A reconciliation between the effective income tax rate and the PRC Mainland statutory income tax rate for years prior to the adoption of ASU 2023-09 is as follows:

	Years Ended December 31,
	2023	2024
PRC Mainland statutory tax rate	25%	25%
Tax effect of non-deductible expenses and non-taxable income in determining taxable profit	2%	4%
Effect of different tax rate of group entities operating in other jurisdictions	(4)%	(2)%
Effect of change in valuation allowance	(0)%	1%
Effect of tax holiday	(1)%	(1)%
Effect of cash dividends	1%	8%
Effective tax rate	23%	35%

The amounts of income taxes paid by the Company were as follows:

Year Ended December 31,
2025
PRC Mainland	1,631
Foreign	1
Income taxes, net of amounts refunded	1,632

The aggregate amount and per share effect of the tax credits are as follows:

	Years Ended December 31,
	2023	2024	2025
Aggregate amount	60	47	98
Per share effect—basic	0.02	0.02	0.03
Per share effect—diluted	0.02	0.02	0.03

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
Deferred tax assets:
Net loss carryforward	1,091	1,105
Deferred revenue	562	674
Long-term assets	485	377
Bad debt provision	80	92
Accrued payroll	110	97
Others	121	150
Valuation allowance	(718)	(655)
Total deferred tax assets, net of valuation allowance	1,731	1,840
Deferred tax liabilities:
Fair value adjustment for building, land use rights and identified intangible assets due to acquisition	1,405	1,548
Withholding tax	191	322
Total deferred tax liabilities	1,596	1,870
Net deferred tax assets (liabilities)	135	(30)
Analysis as:
Deferred tax assets	1,054	1,157
Deferred tax liabilities	919	1,187
Net deferred tax assets (liabilities)	135	(30)

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

	Years Ended December 31,
	2023	2024	2025
Balance at the beginning of the year	(731)	(675)	(718)
Provided	(145)	(271)	(28)
Reversed	165	177	17
Written off	36	51	74
Balance at the end of the year	(675)	(718)	(655)

As of December 31, 2025, the Group’s PRC subsidiaries had tax loss carryforwards of RMB1,734, which will expire between 2026 and 2030 if not used. Companies under Legacy DH had tax loss carry forwards of RMB2,720, which can be offset in the future without anytime restriction.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. At December 31, 2024 and 2025, the Group had recorded liabilities for uncertain tax benefit of approximately RMB85 and RMB90 mainly associated with the interests on intercompany loans and other permanent differences related to Corporate Income and Trade Taxes, respectively. No interest or penalty expense was recorded for the years ended December 31, 2023, 2024 and 2025. In 2026, the Group will decrease its income tax liability by RMB0.2 for unrecognized tax benefits previously recorded in 2016 as the statute of limitations for the tax liabilities of certain tax positions will expire under the PRC Tax Administration and Collection Law.

	Years Ended December 31,
	2023	2024	2025
Balance at the beginning of the year	65	67	85
Addition for tax positions	2	18	5
Balance at the end of the year	67	85	90

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. If there is a favorable tax treaty between PRC Mainland and the jurisdiction of the foreign holding company, the income tax rate may be reduced. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between PRC Mainland and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends and holds more than 25% of the PRC company. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. To facilitate this dividend distribution and meet the oversea treasury demand, certain amount of dividends from the Group’s PRC subsidiaries to its oversea subsidiaries was planned. In 2023, the Group revised its dividend policy that it may make a dividend distribution every year up to 45% of its current year net income starting from 2023. PRC dividend withholding tax of RMB75 was accrued as of December 31, 2023. In 2024, the Group announced an amended three - year dividend policy that, the board of directors has the sole discretion to declare and distribute ordinary dividends semi - annually, the aggregate amount of which for each financial year shall be no less than 60% of the Group’s net income in such financial year.

As of December 31, 2025, the Group has accrued a total of RMB322 in PRC dividend withholding tax on undistributed earnings, which the Group plans to distribute from PRC subsidiaries to its oversea subsidiaries. Other than these planned dividends distributions, the Group intends to indefinitely reinvest the remaining undistributed earnings of PRC subsidiaries, of which, no provision for PRC dividend withholding tax has been accrued.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB0.1 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from inception to 2025.

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

The Organisation for Economic Co-operation and Development (OECD) developed a Global Anti-Base Erosion Rules (Pillar Two) to ensure a 15% global minimum tax paid by large multinational enterprises with consolidated revenue over EUR 750 million. In December 2022, the EU Minimum Tax Directive entered into force and led to member states to enact legislation to implement Pillar Two rules effective for fiscal years starting on or after December 31,2023.

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

As of December 31, 2024 and 2025, accumulated benefit obligation net of plan assets recognized in the consolidated balance sheets consist of the following:

	As of December 31,
	2024	2025
Salary and welfare payables	9	10
Retirement benefit obligation	111	109
Liability in the balance sheet	120	119

b.    Defined Contribution Plans

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB699, RMB835 and RMB990 for the years ended December 31, 2023, 2024 and 2025, respectively. The Group has no ongoing obligation to its employees subsequent to its contribution to the PRC plan.

Furthermore, the Group pays contribution to governmental and private pension insurance organizations based on legal regulations in some countries out of PRC. The contributions are recognized as expense and amount RMB90, RMB108 and RMB111 for the years ended December 31, 2023, 2024 and 2025.

19.RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. In particular, subject to certain cumulative limits, the statutory reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a PRC subsidiary’s registered capital. These reserve funds can only be used for such specific purposes as provided in PRC laws, and are not distributable as cash dividends, amounted to RMB1,029, RMB1,455 and RMB1,574 as of December 31, 2023, 2024 and 2025, respectively. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries, the PRC subsidiaries share capital of RMB2,695 at December 31, 2025 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2025, approximately RMB4,269 is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

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

Related Party	Nature of the Party	Relationship with the Group
Trip.com Group Limited (“Trip.com”)	Online travel services provider	Mr. Qi Ji is a director; Shareholder of the Group; One officer of Trip.com is a family member of the Group’s director
China Cjia Group Limited (“Cjia Group”)	Apartment Management Group	Equity method investee of the Group
Shanghai Zhuchuang Enterprise Management Co., Ltd. (“Zhuchuang”)	Staged office space company	Equity method investee of the Group
Shanghai Lianquan Hotel Management Co., Ltd. (“Lianquan”)	Hotel management company	Equity method investee of the Group
Huamai (Guangzhou) Hotel Management Co., Ltd. (“Huamai”)	Hotel management company	Equity method investee of the Group
Azure Hospitality Fund I Limited Partnership (LLP) (“Azure”)	Fund	Equity method investee of the Group

(a) Related party balances

Amounts due from related parties consist of the following:

	As of December 31,
	2024	2025
Trip.com	284	265
Lianquan	49	19
Huamai	26	16
Cjia Group	15	12
Zhuchuang	14	14
Others	24	25
Allowance for expected credit losses	(64)	(37)
Total	348	314

Amounts due to related parties consist of the following:

	As of December 31,
	2024	2025
Trip.com	41	60
Cjia Group	14	20
Others	19	49
Total	74	129

(b) Related party transactions

During the years ended December 31, 2023, 2024 and 2025, significant related party transactions were as follows:

	Years Ended December 31,
	2023	2024	2025
Commission expenses to Trip.com	260	297	307
Lease expenses to Trip.com	19	19	19
Lease expenses to Cjia Group	37	36	38
Goods sold and service provided to Cjia Group	17	32	28
Service fee from Trip.com	112	146	116
Service fee from Azure	17	21	21
Sublease income from Lianquan	10	11	—
Sublease income from Cjia Group	5	6	5

21.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

As of December 31, 2025, the Group’s commitments related to leasehold improvements and installation of equipment for hotel operations was RMB119, which is expected to be incurred within one to two years.

(b) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of the Group’s business, including lease contract terminations and disputes, management agreement disputes and other disputes. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of December 31, 2025, the accrued contingent liability was RMB16.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

H WORLD GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED BALANCE SHEETS

(Renminbi in millions, except share and per share data, or otherwise stated)

	As of December 31,
	2024	2025	2025
			US$’ in millions
			(Note 2)
Assets
Current assets:
Cash and cash equivalents	1,869	1,836	263
Short-term investments	863	850	122
Other current assets	2	3	0
Total current assets	2,734	2,689	385
Investment in and amount due from subsidiaries	18,103	21,061	3,012
Total assets	20,837	23,750	3,397
Liabilities and equity
Current liabilities:
Short-term debt	—	3,514	503
Amount due to subsidiaries	4,990	7,246	1,036
Accrued expenses and other current liabilities	76	186	27
Total current liabilities	5,066	10,946	1,566
Long-term debt	3,594	—	—
Total liabilities	8,660	10,946	1,566
Equity:
Ordinary shares (US$0.00001 par value per share; 80,000,000,000 shares authorized; 3,105,094,690 and 3,098,323,810 shares issued as of December 31, 2024 and 2025, and 3,083,916,600 and 3,071,525,690 shares outstanding as of December 31, 2024 and 2025, respectively)	0	0	0
Treasury shares (21,178,090 and 26,798,120 shares as of December 31, 2024 and 2025, respectively)	(274)	(662)	(95)
Additional paid-in capital	9,620	9,653	1,381
Retained earnings	2,449	3,614	517
Accumulated other comprehensive income	382	199	28
Total equity	12,177	12,804	1,831
Total liabilities and equity	20,837	23,750	3,397

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

H WORLD GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Renminbi in millions, or otherwise stated)

	Years Ended December 31,
	2023	2024	2025	2025
				US$’ in millions
				(Note 2)
Operating costs and expenses:
General and administrative expenses	154	340	438	63
Total operating costs and expenses	154	340	438	63
Loss from operations	(154)	(340)	(438)	(63)
Interest income	69	64	49	7
Interest expense	122	112	127	18
Foreign exchange loss	(108)	(23)	(57)	(8)
Other income, net	61	93	71	10
(Loss) gain from fair value changes of equity securities, net	(15)	4	(8)	(1)
Income in investment in subsidiaries	4,354	3,362	5,590	799
Net income attributable to H World Group Limited	4,085	3,048	5,080	726

Other comprehensive income (loss), net of tax	154	(4)	(183)	(26)
Comprehensive income	4,239	3,044	4,897	700

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

H WORLD GROUP LIMITED

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Renminbi in millions, or otherwise stated)

	Years Ended December 31,
	2023	2024	2025	2025
				US$’ in millions
				(Note 2)
Net cash (used in) provided by operating activities	(133)	17	94	14
Investing activities:
Loans to subsidiaries	(987)	(0)	(1,465)	(209)
Repayment of loans by subsidiaries	2,061	1,000	3,678	526
Purchase of investments	(803)	(1,188)	(1,000)	(143)
Proceeds from maturity/sale of investments	301	917	1,006	144
Dividends received	—	19	—	—
Net cash provided by investing activities	572	748	2,219	318
Financing activities:
Proceeds from issuance of ordinary shares in Hong Kong public offering	1,973	—	—	—
Net proceeds from issuance of ordinary shares upon exercise of options	—	—	38	5
Payment of ordinary share issuance costs	(9)	—	—	—
Payment of repurchases of ordinary shares	(848)	(1,172)	(783)	(112)
Loans from subsidiaries	2,574	2,553	2,608	374
Repayment of loans from subsidiaries	(540)	(457)	(347)	(50)
Repayment of short-term bank borrowings	(439)	—	—	—
Dividends paid	—	(3,480)	(3,907)	(559)
Purchase of prepaid put option	—	(710)	—	—
Net cash provided by (used in) financing activities	2,711	(3,266)	(2,391)	(342)
Effect of exchange rate changes on cash and cash equivalents	28	(12)	45	6
Net increase (decrease) in cash and cash equivalents	3,178	(2,513)	(33)	(4)
Cash, cash equivalents at the beginning of the year	1,204	4,382	1,869	267
Cash, cash equivalents at the end of the year	4,382	1,869	1,836	263

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

As of December 31, 2025, there are no material contingencies, mandatory dividend, and significant provision of long-term obligation or guarantee of the Company, except for those which have separately disclosed in the consolidated financial statements.

ADDITION INFORMATION — FINANCIAL STATEMENTS SCHEDULE II

H WORLD GROUP LIMITED

This financial information has been prepared in conformity with accounting principles generally accepted in the United States.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Provision (reversal)
	Beginning of	of		Balance at
	Year	credit loss	Write off	End of Year

	（Renminbi in millions）
Allowance for accounts receivable, loan receivables, assets held for sale, and other financial assets:
2023	203	89	(5)	287
2024	287	3	(17)	273
2025	273	(18)	(33)	222

******